Form 20-F
period 2003-12-31
VIDEOTRON LTEE
filed 2004-04-30
CIK 890746

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number 033-51000

VIDÉOTRON LTÉE
(Exact name of Registrant as specified in its charter)

PROVINCE OF QUÉBEC
(Jurisdiction of incorporation or organization)

300 Viger Avenue East
Montréal, Québec, Canada H2X 3W4
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

6 7/8% Senior Notes due January 15, 2014
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

11,174,813 Common Shares
1 Series F Preferred Share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes            ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17            ☐ Item 18

i

EXPLANATORY NOTES

        All references in this annual report to "Vidéotron" or "our company," as well as use of the terms "we," "us," "our" or similar terms, are references to Vidéotron Ltée and, unless the context otherwise requires, its consolidated subsidiaries.

        Market data and certain industry statistics used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys and industry and market data, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy or completeness of such information.

        On July 5, 2001, we acquired from Quebecor Media Inc., or Quebecor Media or QMI, our sole shareholder, its wholly-owned subsidiary Vidéotron (1998) ltée in exchange for one Series E preferred share and a promissory note. On October 7, 2003, Quebecor Media, our sole shareholder, transferred its wholly-owned subsidiaries Le SuperClub Vidéotron ltée, or SuperClub Vidéotron, and Vidéotron TVN inc., or Vidéotron TVN, to us in exchange for additional shares of our capital stock. These transactions were between entities under common control and were accounted for by the continuity-of-interests method. The transfers were recorded at the carrying value of the subsidiaries' net assets at the moment of the applicable transfer, and the corresponding figures in our consolidated financial statements for periods before the transfers include those of Vidéotron (1998) ltée, SuperClub Vidéotron and Vidéotron TVN.

        Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and accounting principles generally accepted in the United States, or U.S. GAAP, see note 22 to our audited consolidated financial statements included elsewhere in this annual report. We state our financial statements in Canadian dollars. In this annual report, references to Canadian dollars, Cdn$ or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.

        We use certain financial measures that are not calculated in accordance with Canadian GAAP or U.S. GAAP to assess our financial performance. We use such non-GAAP financial measures because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies. We provide a definition of the non-GAAP financial measures as well as other measures used in this annual report and a reconciliation to the most directly comparable Canadian GAAP and U.S. GAAP financial measures in notes 6 and 7 to the tables under "Item 3 — Key Information — Selected Financial Data" and the discussion under "Item 5 — Operating and Financial Review and Prospects — Operating Results — General."

        Unless otherwise indicated, information provided in this annual report, including all operating data presented in this annual report, is as of December 31, 2003.

FORWARD-LOOKING STATEMENTS

        This annual report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical facts included in this annual report, including, without limitation, statements under the captions "Item 3 — Key Information — Risk Factors," "Item 5 — Operating and Financial Review and Prospects" and "Item 4 — Information on the Company — Business Overview" and located elsewhere in this annual report regarding the prospects of our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology.

ii

Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations are disclosed in this annual report, including under the section "Item 3 — Key Information — Risk Factors." These forward-looking statements speak only as of the date of this annual report. We will not update these statements unless the securities laws require us to do so.

EXCHANGE RATES

        The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On April 28, 2004, the inverse of the noon buying rate was Cdn$1.00 equals US$0.7314.

Year Ended:	Average(1)	High	Low	Period End
December 31, 2003	0.7136	0.7738	0.6349	0.7738
December 31, 2002	0.6370	0.6619	0.6200	0.6329
December 31, 2001	0.6446	0.6697	0.6241	0.6279
December 31, 2000	0.6727	0.6969	0.6410	0.6669
December 31, 1999	0.6746	0.6925	0.6535	0.6925
Month Ended:	Average(2)	High	Low	Period End
March 31, 2004	0.7527	0.7645	0.7418	0.7634
February 29, 2004	0.7520	0.7629	0.7439	0.7460
January 31, 2004	0.7719	0.7880	0.7496	0.7539
December 31, 2003	0.7612	0.7738	0.7460	0.7738
November 30, 2003	0.7616	0.7708	0.7484	0.7708
October 31, 2003	0.7564	0.7667	0.7418	0.7579
September 30, 2003	0.7335	0.7424	0.7207	0.7404

(1)
The average of the exchange rates on the last day of each month during the applicable year.

(2)
The average of the exchange rates for all days during the applicable month.

iii

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3 — KEY INFORMATION

SELECTED FINANCIAL DATA

        The following tables present financial information derived from our consolidated financial statements included in this annual report, which are comprised of balance sheets as at December 31, 2002 and 2003 and the statements of operations, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 2003. The consolidated financial statements have been audited by KPMG LLP, independent chartered accountants. KPMG LLP's report on the audited consolidated financial statements is included in this annual report. The financial information for the years ended August 31, 1999 and December 31, 2000 and for the four months ended December 31, 1999 have been derived from our unaudited consolidated financial statements not included in this annual report. In 1999, we changed our financial year end from August 31 to December 31. The information presented below the caption "Balance Sheet Data" as at December 31, 2001 is unaudited except for shareholder's equity. The information presented below the caption "Operating Data" is not derived from our consolidated financial statements. The information presented below the caption "Other Financial Data" is unaudited except for cash flows and capital expenditures for the years ended December 31, 2001, 2002 and 2003. All information contained in the following tables should be read in conjunction with our consolidated financial statements, the notes related to those financial statements and the section entitled "Item 5 — Operating and Financial Review and Prospects."

        Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 22 to our audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 included elsewhere in this annual report.

	Year Ended August 31,	Four Months Ended December 31,	Year Ended December 31,
	1999	1999	2000	2001	2002	2003
	(restated) (unaudited)	(restated) (unaudited)	(restated) (unaudited)	(restated)	(restated)
	(dollars in thousands)
Statement of Operations Data:
Operating revenues:
Cable television	$580,146	$199,750	$596,223	$607,942	$579,200	$558,887
Internet access	24,538	13,182	60,112	99,629	135,514	183,268
Video stores	21,073	9,879	32,053	35,155	35,344	38,450
Other(1)	11,894	4,543	10,118	22,728	30,982	24,396

Total operating revenues	637,651	227,354	698,506	765,454	781,040	805,001

Direct costs(1)	172,268	63,414	201,938	227,322	259,686	245,967
Operating, general and administrative expenses	251,717	88,962	271,504	274,202	285,816	283,784
Depreciation and amortization(1)	100,146	37,981	122,187	116,692	120,016	122,958
Financial expenses	26,572	6,093	54,842	101,307	76,188	64,602
Other items(2)	17,040	(8,595)	99,205	95,570	25,000	(2,500)
Income taxes(1)	23,140	11,537	(27,407)	(10,076)	2,663	26,830
Share in the results of a company subject to significant influence	(489)	(136)	—	—	—	—
Non-controlling interest in a subsidiary	100	57	253	145	188	49
Amortization of goodwill(3)	13,486	108	13,397	13,331	—	—

Net income (loss)(1)(3)	$33,671	$27,933	$(37,413)	$(53,039)	$11,483	$63,311

	Year Ended August 31,	Four Months Ended December 31,	Year Ended December 31,
	1999	1999	2000	2001	2002	2003
	(restated) (unaudited)	(restated) (unaudited)	(restated) (unaudited)	(restated)	(restated)
	(dollars in thousands, except for ARPU)
Balance Sheet Data (at period end):
Cash and cash equivalents	$1,012	$1,498	$195	$80,935	$16,041	$28,329
Total assets(1)	1,624,591	1,623,552	1,690,234	1,728,715	1,570,463	1,525,605
Long-term debt, excluding QMI subordinated loan(4)(5)(6)	840,610	801,521	950,843	1,310,179	1,119,625	886,677
QMI subordinated loan(5)	—	—	—	—	—	150,000
Capital shares(4)	57,658	57,658	1	1	1	173,236
Shareholder's equity(4)	393,664	394,768	297,537	(328,673)	(345,189)	70,817
Other Financial Data:
Operating income(1)(7)	$213,666	$74,978	$225,064	$263,930	$235,538	$275,250
Operating income margin(1)(7)	33.5%	33.0%	32.2%	34.5%	30.2%	34.2%
Cash flows from operating activities	$233,012	$72,403	$89,272	$208,005	$195,934	$194,078
Cash flows used in investing activities	(281,548)	(29,577)	(103,137)	(135,305)	(91,878)	(110,802)
Cash flows from (used in) financing activities	53,084	(41,553)	9,800	5,327	(159,372)	(72,094)
Capital expenditures(8)	238,628	82,058	304,527	133,319	93,041	90,284
Operating Data (unaudited):
Homes passed(9)	2,304,460	2,309,850	2,324,940	2,330,648	2,329,023	2,351,344
Basic customers(10)	1,542,364	1,565,321	1,559,446	1,519,172	1,440,184	1,433,260
Basic penetration(11)	66.9%	67.8%	67.1%	65.2%	61.8%	61.0%
Digital customers	14,378	31,727	80,749	114,178	170,729	239,673
Digital penetration(12)	0.9%	2.0%	5.2%	7.5%	11.9%	16.7%
High-speed Internet customers	32,924	52,996	140,302	228,328	305,054	406,277
High-speed Internet penetration(11)	1.4%	2.3%	6.0%	9.8%	13.1%	17.3%
ARPU(13)	$33.55	$34.18	$$35.14	$38.33	$40.45	$43.40
AMOUNTS UNDER U.S. GAAP
Statement of Operations Data:
Operating revenues:
Cable television				$607,942	$579,200	$558,887
Internet access				99,629	135,514	183,268
Video stores				35,155	35,344	38,450
Other(1)				22,728	30,982	24,396

	Total operating revenues			765,454	781,040	805,001

Direct costs(1)				227,800	259,044	245,967
Operating, general and administrative expenses				281,833	285,952	280,804
Depreciation and amortization(1)				260,352	137,687	133,003
Financial expenses				128,504	72,850	62,424
Other items(2)				3,807	606	—
Income taxes(1)				(2,827)	5,166	24,079
Non-controlling interest in a subsidiary				145	188	49
Impairment of goodwill(3)				—	2,004,000	—

Net income (loss)(1)(3)				$(134,160)	$(1,984,453)	$58,675

	Year Ended December 31,
	2001	2002	2003
	(restated)	(restated)
	(dollars in thousands)
Balance Sheet Data (at period end):
Cash and cash equivalents	$80,935	$16,041	$28,329
Total assets(1)	6,137,269	3,956,549	3,899,915
Long-term debt, excluding QMI subordinated loan(4)(5)(6)	1,310,179	1,119,625	888,017
QMI subordinated loan(5)	—	—	150,000
Capital shares(4)	1	1	173,236
Shareholder's equity(4)	3,975,890	1,963,438	2,373,352
Other Financial Data:
Operating income(1)(7)	$255,821	$236,044	$278,230
Operating income margin(1)(7)	33.4%	30.2%	34.6%
Cash flows from operating activities	$203,056	$189,617	$193,878
Cash flows used in investing activities	(130,356)	(85,561)	(110,602)
Cash flows from (used in) financing activities	5,327	(159,372)	(72,094)
Capital expenditures(8)	115,577	92,414	90,284

(1)
During the fourth quarter ended December 31, 2003, we revised our accounting policies in accordance with Canadian Institute of Chartered Accountants Handbook Section 1100, Generally Accepted Accounting Principles. This new accounting policy requires, among other things, that we expense, as they are incurred, the costs related to equipment subsidies granted to our customers, as well as customer reconnection costs. This change in our accounting policies has been applied retroactively, and the amounts presented for the prior periods have been restated for this change. Because this new accounting policy with respect to equipment subsidies and customer reconnection costs is consistent with the applicable existing accounting policy under U.S. GAAP, the retroactive application of this change will not affect the amounts presented for prior periods under U.S. GAAP. See "Item 5—Operating and Financial Review and Prospects—Operating Results—Recent Canadian GAAP Accounting Pronouncements."

(2)
Following the acquisition of us by Quebecor Media in 2000, our former employees exercised in-the-money options and we introduced a restructuring program in 2001. Other items for the year ended December 31, 2000 consisted primarily of payments made to our employees under our employee stock option plan and a restructuring provision. In 2001, our residential Internet protocol telephony project was suspended, and other items for the year ended December 31, 2001 consisted primarily of the write-off of fixed assets and deferred charges related to that project. In 2002, in connection with the renegotiation of two of our collective bargaining agreements, we put in place a second restructuring initiative resulting in a reduction of 300 employees, and other items consisted primarily of severance costs relating to this restructuring. Because the final severance costs relating to this restructuring were lower than estimated, the difference between the final severance costs and the estimated severance costs was reversed in 2003 and increased our net income in 2003 by approximately $2.5 million.

(3)
Effective January 1, 2002, we implemented Canadian Institute of Chartered Accountants Handbook Section 3062, Goodwill and Other Intangible Assets and its US equivalent, FAS 142. The new standards require that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually. At January 1, 2002, we had unamortized goodwill in the amount of $432.3 million under Canadian GAAP and $4,666.9 million under U.S. GAAP, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for the prior periods have not been restated for this change. If this change in accounting policy were applied to the reported combined statements of operations for the prior periods, the impact of the change, in respect of goodwill and intangible assets with indefinite useful lives not being amortized, would be as follows:

	Year Ended December 31,
	2000	2001
	(restated) (unaudited)	(restated)
	(dollars in thousands)
Net loss	$(29,651)	$(53,039)
Goodwill amortization	13,397	13,331

Net loss before goodwill amortization	$(16,254)	$(39,708)

AMOUNTS UNDER U.S. GAAP
Net loss		$(134,160)
Goodwill amortization		119,142

Net loss before goodwill amortization		$(15,018)

(4)
Long-term debt, excluding QMI subordinated loan for us means long-term debt and a promissory note payable to a company under common control less the QMI subordinated loan, and it does not include the retractable preferred shares held by Quebecor Media. The retraction price of the retractable preferred shares was $337.2 million as of December 31, 2001 and $369.7 million as of December 31, 2002. During the year ended December 31, 2003, $364.0 million of the retractable preferred shares were converted into our common shares. The excess of the retraction price of the preferred shares over the stated capital converted into common shares was credited to our contributed surplus account in an amount of $301.1 million. The outstanding amount of retractable preferred shares as of December 31, 2003 was $2.0 million.

(5)
QMI subordinated loan refers to the subordinated loan due 2015 we entered into in favor of Quebecor Media. On October 8, 2003, the terms of this subordinated loan were amended such that interest throughout the term of the loan is payable in cash at our option. The QMI subordinated loan has been excluded from long-term debt because, under the terms of the notes, all payments on this loan are restricted payments treated in the same manner as dividends on our common shares. The QMI subordinated loan is reflected as long-term debt on our consolidated balance sheet. As at December 31, 2003, our total long-term debt was $1,036.7 million.

(6)
We believe that long-term debt, excluding QMI subordinated loan is a meaningful measure of the amount of our indebtedness we have from the perspective of a holder of the notes because the QMI subordinated loan is subordinated in right of payment to the prior payment in full of senior indebtedness, including the notes, and under the terms of the notes, all payments on this loan are restricted payments treated in the same manner as dividends on our common shares. Consequently, we use long-term debt, excluding QMI subordinated loan in this annual report. Long-term debt, excluding QMI subordinated loan is not intended to be a measure that should be regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with U.S. GAAP or Canadian GAAP. Long-term debt, excluding QMI subordinated loan is calculated from and reconciled to long-term debt as follows:

	As at August 31,	As at December 31,	As at December 31,
	1999	1999	2000	2001	2002	2003
	(restated) (unaudited)	(restated) (unaudited)	(restated) (unaudited)	(restated)	(restated)
	(dollars in millions)

Long-term debt	$840.6	$801.5	$950.8	$1,287.7	$1,119.6	$1,036.7
Promissory note to a company under common control	—	—	—	22.5	—	—
QMI subordinated loan	—	—	—	—	—	(150.0)

Long-term debt, excluding QMI subordinated loan as defined	$840.6	$801.5	$950.8	$1,310.2	$1,119.6	$886.7

AMOUNTS UNDER U.S. GAAP
Long-term debt				$1,287.7	$1,119.6	$1,038.0
Promissory note to a company under common control				22.5	—	—
QMI subordinated loan				—	—	150.0

Long-term debt, excluding QMI subordinated loan as defined				$1,310.2	$1,119.6	$888.0

(7)
As calculated in our audited consolidated financial statements included in this annual report, operating income for us means earnings before depreciation and amortization, financial expenses, other items (consisting primarily of restructuring charges), income taxes, share in the results of a company subject to significant influence, non-controlling interest in a subsidiary and goodwill amortization. Operating income as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income is used by us because management believes it is a meaningful measure of performance. Operating income is commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be identical to similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating revenues.

(8)
Capital expenditures is comprised of acquisition of fixed assets.

(9)
"Homes passed" means the number of residential premises, such as single dwelling units or multiple dwelling units, passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(10)
Basic customers are customers who receive basic cable television service in either the analog or digital mode.

(11)
Represents customers as a percentage of total homes passed.

(12)
Represents customers as a percentage of basic customers.

(13)
Average monthly revenue per user, or ARPU, is an industry term that we use to measure our average cable and Internet revenue per month per basic cable customer. ARPU is not a measurement under Canadian GAAP or U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measures reported by other companies. We calculate ARPU by dividing our combined cable television and Internet-access revenues for the applicable four-month or twelve-month period by the average number of our basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

RISK FACTORS

Our substantial indebtedness and significant interest payment requirements could adversely affect our financial condition.

        We have a substantial amount of indebtedness, which could have significant consequences, including the following:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to making interest and principal payments on our indebtedness, reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

  •
  limit our ability to fund capital expenditures, working capital and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  limit our ability to borrow additional funds on commercially reasonable terms, if at all.

We will need a significant amount of cash to service our debt. Our ability to generate cash depends on many factors beyond our control.

        Our ability to meet our debt service requirements, including those with respect to our 6 7/8% Senior Notes due January 15, 2014, which are referred to in this annual report as the notes, will depend on our ability to generate cash in the future. Our ability to generate cash depends on many factors beyond our control, such as competition and general economic conditions. In addition, our ability to borrow funds in the future to make payments on our debt will depend on our satisfaction of the covenants in our credit facilities and our other debt agreements, including the indenture governing the notes, and other agreements that we may enter into in the future. We cannot assure you that we will generate sufficient cash flow from operations or that future distributions will be available to us in amounts sufficient to pay our indebtedness, including the notes, or to fund our other liquidity needs. If we are unable to generate sufficient cash flow to meet our debt service requirements, we may have to renegotiate the terms of our debt or obtain additional financing. We cannot assure you that we will be able to refinance any of our debt, including our credit facilities or the notes, or obtain additional financing on commercially reasonable terms, if at all.

Restrictive covenants in our debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on business opportunities.

        The terms of our credit facilities and the indenture governing our notes contain a number of operating and financial covenants restricting our ability to, among other things:

  •
  incur additional debt, including guarantees by our restricted subsidiaries;

  •
  pay dividends and make restricted payments;

  •
  create liens;

  •
  use the proceeds from sales of assets and subsidiary stock;

  •
  create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

  •
  enter into transactions with affiliates;

  •
  enter into sale and leaseback transactions; and

  •
  consolidate or merge or sell all or substantially all of our assets.

        In addition, our ability to comply with covenants contained in the indenture, our credit facilities and the agreements governing other debt to which we are or may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our debt and cross-defaults under our other debt, which could require us to repay or repurchase debt prior to the date it would otherwise be due, which could adversely affect our financial condition. Acceleration of any debt outstanding under our credit facilities or any of our other debt could prevent us from making interest and principal payments on the notes. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

We may still be able to incur substantially more debt, which could increase the risks described above.

        The terms of our credit facilities and the indenture do not fully prohibit us or our subsidiaries from incurring additional debt. As of December 31, 2003, we had $100.0 million available for additional borrowings under our credit facilities. We may be able to incur substantial additional debt in the future. If we do so, the risks described above could be greater.

We depend, to a certain extent, on our subsidiaries for cash needed to service our obligations under our indebtedness, including the notes.

        For the year ended December 31, 2003, our subsidiaries generated approximately 49% of our revenues (before inter-company eliminations) and held approximately 48% of our consolidated total assets. We need the cash generated by our subsidiaries from their operations and their borrowings to service our obligations, including the notes. Our subsidiaries are not obligated to make funds available to us.

        Our subsidiaries' ability to make payments to us will depend upon their operating results and will also be subject to applicable laws and contractual restrictions. For example, the terms of the indenture governing the 9.125% Senior Secured First Priority Notes due 2007 of our subsidiary CF Cable TV Inc., which are referred to in this annual report as the CF Cable notes, contain a number of operating and financial covenants that restrict CF Cable's ability to, among other things, pay dividends and make restricted payments to us. In addition, some of our subsidiaries may, in the future, become subject to loan agreements and indentures that restrict sales of assets and prohibit or significantly restrict the payment of dividends or the making of distributions, loans or advances to shareholders and partners. The indenture governing the notes permits our subsidiaries to incur debt with similar prohibitions and restrictions.

We may not be able to finance a change of control offer as required by the indenture governing the notes because we may not have sufficient funds at the time of the change of control or our credit facilities may not allow the repurchases.

        If we were to experience a change of control (as defined under the indenture governing our notes), we would be required to make an offer to purchase all of the notes then outstanding at 101.0% of the principal amount plus accrued and unpaid interest, if any, to the date of purchase. However, we may not have sufficient funds at the time of the change of control to make the required repurchase of the notes.

        In addition, under our credit facilities, a change of control would be an event of default. Any future credit agreement or other agreements relating to our senior indebtedness to which we become a party may contain similar provisions. Our failure to purchase the notes upon a change of control under the indenture would constitute an event of default under the indenture. This default would, in turn, constitute an event of default under our credit facilities and may constitute an event of default under future senior indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, we may not have sufficient funds to repurchase the notes and repay the debt.

Canadian bankruptcy and insolvency laws may impair the trustee's ability to enforce remedies under the notes.

        The rights of the trustee who represents the holders of the notes to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place.

        The powers of the court under the Bankruptcy and Insolvency Act (Canada), and particularly under the Companies' Creditors Arrangement Act (Canada), have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under the notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustee could exercise its rights under the indenture governing the notes or whether and to what extent holders of the notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the trustee.

An active trading market for the notes may not develop.

        The notes are not listed on a national securities exchange. Although we were informed by the initial purchasers of the notes that they intended to make a market in the notes, they are under no obligation to do so, and, if they do make a market in the notes, they may cease their market-making activities at any time without notice. Accordingly, we cannot assure you of the liquidity of the market for the notes or the prices at which you may be able to sell the notes.

        In addition, the market for non-investment grade debt has historically been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions. Any such disruptions may have a negative effect on your ability to sell the notes regardless of our prospects and financial performance.

Non-U.S. holders of the notes are subject to restrictions on the resale of the notes.

        Although we registered the notes under the Securities Act, we did not, and we do not intend to, qualify the notes by prospectus in Canada, and, accordingly, the notes remain subject to restrictions on resale in Canada. In addition, non-U.S. holders remain subject to restrictions imposed by the jurisdiction in which the holder is resident.

Applicable statutes allow courts, under specific circumstances, to void the guarantees of the notes provided by certain of our subsidiaries.

        Our creditors or the creditors of one or more guarantors of the notes could challenge the guarantees as fraudulent transfers, conveyances or preferences or on other grounds under applicable U.S. federal or state law or applicable Canadian federal or provincial law. While the relevant laws vary from one jurisdiction to another, the entering into of the guarantees by certain of our subsidiaries could be found to be a fraudulent transfer, conveyance or preference or otherwise void if a court were to determine that:

  •
  a guarantor delivered its guarantee with the intent to defeat, hinder, delay or defraud its existing or future creditors;

  •
  the guarantor did not receive fair consideration for the delivery of the guarantee; or

  •
  the guarantor was insolvent at the time it delivered the guarantee.

        To the extent a court voids a guarantee as a fraudulent transfer, preference or conveyance or holds it unenforceable for any other reason, holders of notes would cease to have any direct claim against the guarantor that delivered a guarantee. If a court were to take this action, the guarantor's assets would be applied first to satisfy the guarantor's liabilities, including trade payables and preferred stock claims, if any, before any portion of its assets could be distributed to us to be applied to the payment of the notes. We cannot assure you that a guarantor's remaining assets would be sufficient to satisfy the claims of the holders of notes relating to any voided portions of the guarantees.

        In addition, the corporate statutes governing the guarantors of the notes may also have provisions that serve to protect each guarantor's creditors from impairment of its capital from financial assistance given to its corporate insiders where there are reasonable grounds to believe that, as a consequence of this financial assistance, the guarantor would be insolvent or the book value, or in some cases the realizable value, of its assets would be less than the sum of its liabilities and its issued and paid-up share capital. While the applicable corporate laws may not prohibit financial assistance transactions and a corporation is generally permitted flexibility in its financial dealings, the applicable corporate laws may place restrictions on each guarantor's ability to give financial assistance in certain circumstances.

U.S. investors in the notes may have difficulties enforcing certain civil liabilities.

        We are governed by the laws of the Province of Québec. Moreover, substantially all of our directors, controlling persons and officers are residents of Canada or other jurisdictions outside of the United States and a substantial portion of our assets and their assets are located outside of the United States. As a result, it may be difficult for holders of notes to effect service of process upon us or such persons within the United States or to enforce against us or them in the United States, judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal or state securities law against us and our directors, controlling persons and officers who are not residents of the United States, in original actions or in actions for enforcements of judgments of U.S. courts.

We may not successfully implement our business and operating strategies.

        Our business and operating strategies include maximizing customer satisfaction, launching and deploying additional value-added products and services, maintaining our advanced broadband network, reducing costs and improving operating efficiency, and further integrating our operations within the Quebecor Media group of companies. We may not be able to fully implement these strategies or realize their anticipated results. Implementation of these strategies could also be affected by a number of factors, some of which are beyond our control, such as operating difficulties, increased operating costs or capital expenditures, regulatory developments, general or local economic conditions or increased competition. Any material failure to implement our strategies could have a material adverse effect on our business, financial condition and operating results and on our ability to meet our obligations, including our ability to service our indebtedness.

We operate in highly competitive industries.

        In our cable operations, we compete against direct broadcast satellite, or DBS, providers, multi-channel multipoint distribution systems, or MDS, satellite master antenna television systems and over-air television broadcasters. We also face competition from illegal providers of cable television services or pirate systems that enable customers to access programming services from U.S. and Canadian DBS without paying any fee. In our Internet access business, we compete against other Internet service providers offering residential and commercial Internet access services. Competitors in the video rental industry include other video stores, video-on-demand services, television and other alternative entertainment media. We cannot assure you that our existing and future competitors will not pursue or be capable of achieving business strategies similar to or competitive with ours. Some of our competitors have greater financial and other resources than we do. We may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, financial condition or results of operations.

We compete and will continue to compete with alternative technologies, and we may be required to invest a significant amount of capital to address continued technological development.

        The cable and Internet access industries are experiencing rapid and significant technological changes, which may result in alternative means of transmission and which could have a material adverse effect on our business, financial condition or results of operations. Further, industry regulators have authorized direct-to-home satellite, or DTH, microwave services, and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies or may be required to acquire, develop or integrate new technologies ourselves. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited and could have a material adverse effect on our ability to successfully compete in the future.

We may not be able to obtain additional capital to continue the development of our business.

        Our business has required substantial capital for the upgrade, expansion and maintenance of our network and the launch and expansion of new or additional services. While we have substantially completed our network modernization program, if there is accelerated growth in our digital cable and data customers, or if we decide to introduce new advanced services, such as high definition television, or HDTV, or if the cost of providing these services increases, we may need to make unplanned additional capital expenditures. We may not be able to obtain the funds necessary to finance our capital improvement program or any additional capital requirements through internally generated funds, additional borrowings or other sources. If we are unable to obtain these funds, we would not be able to implement our business strategy and our results of operations would be adversely affected.

Our financial performance will be materially adversely affected if we cannot continue to distribute a wide range of television programming on reasonable terms.

        The financial performance of our cable service business depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates. We obtain television programming from suppliers pursuant to programming contracts. We cannot assure you that we will be able to maintain key programming contracts or continue to pay reasonable rates for television programming. Loss of programming contracts may have a material adverse effect on our results of operations because the quality and amount of television programming offered by us affect the attractiveness of our services to customers and, accordingly, the prices we can charge. Programming costs represent our single largest expense item, and the cost of television programming may increase in the future. If we cannot pass on such increases, if any, to our customers, then these increased costs may have a material adverse effect on our results of operations.

We depend on third-party suppliers and providers for services and other items critical to our operations.

        We depend on third-party suppliers and providers for services and other items that are critical to our operations, including set-top converter boxes, servers and routers, fiber-optic cable, telephone circuits, inter-city links, software, the "backbone" telecommunications network for our Internet access service and construction services for expansion and upgrades of our network. These services and items are available from a limited number of suppliers. If no suppliers can provide us with set-top converter boxes that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected.

We are subject to extensive government regulation. Changes in government regulation could adversely affect our business, financial condition or results of operations.

        Broadcasting operations are generally subject to extensive government regulation. Regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcasting programming and distribution licenses. With respect to distribution undertakings, regulations govern, among other matters, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. In Canada, there are significant restrictions on the ability of foreign entities to own or control broadcasting undertakings. See "Item 4 — Information on the Company — Business Overview — Regulation — Ownership and Control of Canadian Broadcasting Undertakings."

        Our broadcasting distribution and Internet access service operations are regulated respectively by the Broadcasting Act (Canada) and the Telecommunications Act (Canada) and regulations thereunder. The Canadian Radio-television and Telecommunications Commission, or the CRTC, which administers the Broadcasting Act (Canada) and the Telecommunications Act (Canada), has the power to grant, amend, suspend, revoke and renew broadcasting distribution licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act (Canada), subject to certain directions from the Federal Cabinet. We are also subject to technical requirements and performance standards for cable television systems under the Radiocommunication Act (Canada) administered by Industry Canada.

        Changes to the regulations and policies governing broadcast television, specialty or pay-television services and broadcasting distribution through cable or alternate means, the introduction of new regulations or policies or terms of license, could have a material adverse effect on our business, financial condition or operating results. For a more complete description of the regulatory environment affecting our business, see "Item 4 — Information on the Company — Business Overview — Regulation."

        At the present time, through an exemption order, the CRTC does not regulate the content of the Internet or interactive television and does not regulate broadcast distribution via the Internet. However, the CRTC has a policy of reviewing its exemption orders every five years.

The CRTC may not renew our existing broadcasting distribution licenses or grant us new licenses, either on acceptable terms or at all.

        Our CRTC broadcasting distribution licenses must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. Our inability to renew any of our licenses or acquire new interests or licenses on acceptable terms, or at all, could have a material adverse effect on our business, financial condition or operating results.

We are required to provide third-party Internet service providers with access to our cable systems, which may result in increased competition.

        We have been required by the CRTC to provide third-party Internet service providers with access to our cable systems at mandated wholesale rates. The CRTC has approved certain of the cost-based rates for our third-party Internet access service. As of the date of this annual report, no third parties have been provided with access through interconnection as technical interconnection procedures and conditions remain to be determined by the CRTC. Until access through interconnection is provided to third-party Internet service providers to the underlying telecommunications facilities used to provide Internet service, the CRTC is requiring us and other incumbent cable carriers to allow third-party retail Internet service providers to resell their retail high-speed Internet services at a discount of 25% off the lowest retail Internet service rate charged by such cable carriers to their cable customers during a one-month period. As a result of this requirement, we may experience increased competition for retail high-speed Internet customers. In addition, because our resale rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

We may have to support increasing costs in securing access to support structures needed for our network.

        We require access to the support structures of hydro-electric and telephone utilities and to municipal rights of way to deploy our cable network. Where access cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada). However, the CRTC's jurisdiction to establish the terms and conditions of access to the support structure of hydro-electric utilities has been challenged in the courts. In a recent decision of the Supreme Court of Canada, it was held that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the support structure of hydro-electric utilities. As a result, our costs of obtaining access to support structures of hydro-electric companies could be substantially increased.

We serve our customers through a single clustered network, which may be more vulnerable to widespread disruption.

        We provide our cable products and services through a primary headend and eight regional headends in our single clustered network. This characteristic means that a failure in our primary headend could prevent us from delivering some of our products and services throughout our network until we have resolved the failure, which may result in significant customer dissatisfaction.

We are controlled by Quebecor Media.

        All of our issued and outstanding common shares are held by Quebecor Media. As a result, Quebecor Media controls our policies and operations. The interests of Quebecor Media, as our sole equity holder, may conflict with the interests of the holders of the notes.

        Also, Quebecor Media is a holding company with no significant assets other than its equity interests in its subsidiaries. Its principal source of cash needed to pay its own obligations is the cash that its subsidiaries generate from their operations and borrowings. We expect to pay quarterly dividends to Quebecor Media in the future subject to the terms of our indebtedness and applicable law. In addition, actions taken by Quebecor Media and its financial condition, matters over which we have no control, may affect us and the market for the notes. See "Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Payment of Dividends" and "Item 8 — Financial Information — Dividend Policy."

We depend on key personnel.

        Our success depends to a large extent upon the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, retain and train such employees could have a material adverse effect on our business, financial condition or operating results.

We may be adversely affected by strikes and other labor protests.

        Approximately 79% of our employees are unionized. We are currently a party to four collective bargaining agreements. As of the date of this annual report, none of our collective bargaining agreements has expired or is the subject of renewal negotiations. Our collective bargaining agreements (representing approximately 1,825 employees) will expire between December 31, 2006 and August 31, 2008.

        We have had significant labor disputes in the past, which have disrupted our operations, resulted in damages to our network and impaired our operating results. In April 2003, we settled an eleven-month labor dispute with 1,700 of our unionized employees. We cannot predict the outcome of any future negotiations relating to the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes or other forms of labor protests pending the outcome of any future negotiations. Any strikes or other forms of labor protests in the future could disrupt our operations and have a material impact on our business, financial condition or operating results.

We may be adversely affected by fluctuations of the exchange rate.

        Virtually all of our revenue and the majority of our expenses, other than interest payments on U.S. dollar-denominated debt and purchases of set-top converter boxes and cable modems, is received or denominated in Canadian dollars. As of December 31, 2003, the notes and the CF Cable notes, and interest, principal and premium, if any, thereon, was denominated in U.S. dollars. As a result, we are exposed to foreign currency exchange risk. We entered into transactions to hedge the exchange rate risk with respect to the notes and we may enter into similar transactions with respect to the CF Cable notes. However, such hedging transactions may not be successful, such that exchange rate fluctuations may impair our ability to make payments in respect of the notes. See "Item 11 — Quantitative and Qualitative Disclosure about Market Risk."

        For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of the CF Cable notes into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign exchange gains or losses.

We are subject to environmental regulations.

        We are subject to federal, provincial and municipal laws relating to protection of the environment. Our properties, and the areas surrounding our properties, may have had historic uses, or may have current uses, affecting our properties, which require further study or remedial measures. We cannot assure you that all our environmental liabilities have been determined. See "Item 4 — Information on the Company — Business Overview — Environment."

ITEM 4 — INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

        Our name is Vidéotron Ltée. We were founded on September 1, 1989 as part of the amalgamation of our two predecessor companies, namely Vidéotron Ltée and Télé-Câble St-Damien inc., under Part IA of the Companies Act (Québec). In October 2000, our parent company, Le Groupe Vidéotron ltée, was acquired by Quebecor Media for $5.3 billion. At the time of this acquisition, the assets of Le Groupe Vidéotron ltée included all of our shares. In December 2002, Le Groupe Vidéotron ltée was liquidated into its sole shareholder Quebecor Media.

        Our registered office is located at 300 Viger Avenue East, Montréal, Québec, Canada H2X 3W4, and our telephone number is (514) 380-1999. Our corporate website can be accessed through www.videotron.ca. The information found on our corporate website is, however, not part of this annual report. Our agent for service of process in the United States with respect to our notes is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

        On July 5, 2001, we acquired from our sole shareholder Quebecor Media all the outstanding shares of Vidéotron (1998) ltée for an agreed value of $600 million. As consideration, we issued to Quebecor Media one Series E preferred share with a stated capital of $300 million and a promissory note of $300 million. As this transaction was between entities under common control, the net assets acquired were recorded at the carrying amount in the books of Vidéotron (1998) ltée of $26.8 million and as the value of the preferred share issued. The excess consideration paid out at the redemption of the promissory note of $300 million and the excess of the preferred share retraction value of $273.2 million were charged to retained earnings. This business combination was accounted for using the continuity-of-interest method, and the results of operations of Vidéotron (1998) ltée have been included in our consolidated financial statements as if the two companies had always been pooled together.

        On February 8, 2002, we sold our cable inside wire in multi-dwelling units to Câblage QMI Inc., a wholly-owned subsidiary of Quebecor Media, for proceeds of approximately $19.5 million paid in preferred shares of Câblage QMI Inc., $6.8 million of which have been redeemed. On December 23, 2003, we purchased back the cable inside wiring assets initially transferred to Câblage QMI for an amount of $16.1 million. As consideration, we issued to Quebecor Media one Series F preferred share, which is retractable at the option of the holder, with a stated capital of $2.0 million and a promissory note of $8.8 million, and we paid $5.3 million in cash to Quebecor Media.

        On December 5, 2002, we acquired from our sole shareholder Quebecor Media some trademarks and the related future tax asset of $4.5 million. In consideration for this asset acquisition, we issued to Quebecor Media one Series E preferred share retractable at the option of the holder at $32.5 million. Because this transaction was between entities under common control, the stated capital of this Series E preferred share, which amounted to the carrying value of the net assets acquired of $4.5 million, has been recorded in the share capital and the $28.0 million excess has been charged to retained earnings.

        On March 28, 2003, our sole shareholder Quebecor Media converted one of its Series E preferred shares into 750,000 common shares at a stated capital of $26.8 million. Furthermore, on May 4, 2003, Quebecor Media converted its sole remaining Series E preferred share into 70,000 common shares at a stated capital of $4.5 million. The excess of the preferred share retraction value over the state capital converted into common shares, amounting to $301.2 million, has been credited to our contributed surplus.

        On October 7, 2003, our sole shareholder Quebecor Media transferred its wholly-owned subsidiaries SuperClub Vidétron and Vidéotron TVN to us for an agreed value of $141.9 million. As consideration, we issued to Quebecor Media an additional 354,813 of our common shares. This transaction was between entities under common control and was accounted for by the continuity-of-interests method. The transfer was recorded at the carrying value of the subsidiaries' net assets at the moment of the transfer, and the corresponding figures in our consolidated financial statements for periods before the transfer include those of SuperClub Vidéotron and Vidétron TVN.

        For a description, including the amount invested, of our principal capital expenditures since January 1, 2001, see "Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures."

BUSINESS OVERVIEW

Overview

        We are the largest distributor of pay-television services in the Province of Québec and the third largest cable operator in Canada based on the number of cable customers. We hold cable licenses that cover approximately 80% of Québec's 3.0 million homes passed by cable (as per 2002 CRTC data), including licenses for the greater Montréal area, the second largest urban area in Canada. The greater Montréal area represents one of the largest contiguous clusters in Canada and is among the largest in North America as measured by the number of cable customers. This concentration provides us with improved operating efficiencies and is a key element in the development and launch of our bundled service offerings. In 2001, we substantially completed our network modernization program, which has provided us with one of the largest bi-directional hybrid fiber coaxial (HFC) networks in North America, with approximately 97% of our systems upgraded to two-way capability and 74% of our customers served by systems upgraded to 750 MHz.

        As of December 31, 2003, we had approximately 1.4 million basic cable customers, representing a basic penetration rate of 61.0%. Through our extensive broadband coverage, we also offer digital television and high-speed Internet access services to approximately 97% of our total homes passed. We have rapidly grown our digital customer base in recent years, and at December 31, 2003, we had 239,673 digital customers, representing 16.7% of our basic customers and 10.2% of our total homes passed. We have also rapidly grown our high-speed Internet access customer base, and at December 31, 2003, we had 406,277 high-speed Internet access customers, representing 28.4% of our basic customers and 17.3% of our total homes passed. We believe that the continued increase in the penetration of our digital television and high-speed Internet access services will result in increased average revenue per customer and higher operating income margins.

        We offer our advanced products and services, which include video-on-demand and selected interactive television services, as a bundled package that is unique among the competitors in our market. We differentiate our services by offering a higher speed Internet access product and the widest range of French-language programming in Canada. We believe that our bundled packages of products and services, together with our focus on customer service and the breadth of our French-language offerings, have resulted in improved customer satisfaction, increased use of our services and higher customer retention.

        Through SuperClub Vidéotron, we also own the largest chain of video stores in Québec, with 180 retail locations (of which 137 are franchised) and more than 1.3 million video club rental members. With approximately 80% of its retail locations located in our markets, SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for our growing array of advanced products and services.

        For the year ended December 31, 2003, we generated revenues of $805.0 million and operating income of $275.3 million.

Competitive Strengths

        Leading Market Positions.    We are the largest distributor of pay-television services in Québec and the third largest cable operator in Canada. We believe that our strong market position has enabled us to more effectively launch and deploy new products and services. For example, since the introduction of our high-speed Internet access service, we have become the largest provider of such service in the areas we serve based on internal estimates. In addition, we operate the largest chain of video stores in Québec through our

SuperClub Vidéotron subsidiary. We believe that our retail distribution network of over 550 stores, including the Le SuperClub Vidéotron video stores, assist us in marketing and distributing our advanced services, such as high-speed Internet access and digital television, on a large scale basis.

        Advanced Broadband Network.    We have one of the most advanced bi-directional networks in North America. Currently, 97% of our cable network is two-way enabled with 74% of our customers served by bandwidth of 750 MHz. We substantially completed our network modernization program in 2001 and expect the majority of our future capital spending to be driven by the launch and deployment of new services. Following the substantial completion of this program, we have generated positive cash flow before financing activities in 2001, 2002 and 2003.

        Single, Highly Contiguous Cluster.    We serve our customer base through a single clustered network that covers approximately 80% of Québec's total addressable market (as per 2002 CRTC data) and five of the province's top six urban areas. This network represents one of the largest contiguous clusters in Canada and among the largest in North America as measured by the number of cable customers. We serve all of our cable customers through one primary headend and eight regional headends. We believe that our single cluster and network architecture provide us with the following benefits:

  •
  a higher quality and more reliable network;

  •
  reduced capital required to launch and deploy new products and services;

  •
  a lower cost structure through reduced maintenance and technical support costs; and

  •
  more rapid and effective introduction of new products and services, enhancing our ability to increase both customers and revenues.

        Differentiated, Bundled Service Offerings.    Through our technologically advanced network, we offer a variety of products and services to our customers, including digital television, high-speed Internet access, video-on-demand and other interactive television services. We believe the competitors in our market are currently unable to offer a comparable suite of products and services in an integrated bundle. Specifically, our direct broadcast satellite competitors cannot currently offer full interactivity or video-on-demand. We believe many of our product and service offerings are superior to those of our competitors. For example, our standard high-speed Internet access service enables our customers to download data at approximately twice the speed of that currently offered by standard digital subscriber line, or DSL, technology. In addition, we offer the widest range of French-language programming in Canada. As approximately 80% of the Province of Québec is French speaking, we believe our ability to deliver unique French-language content provides us with a competitive advantage in our communities.

        Strong, Market-Focused Management Team.    Our senior management team is led by Robert Dépatie, who was named President and Chief Executive Officer in June 2003. Mr. Dépatie has extensive experience in launching and deploying new products and services. Prior to his appointment as President and Chief Executive Officer, he served as our Senior Vice President of Sales, Marketing and Customer Service. Under his leadership, we have successfully increased sales of our digital television products and improved penetration of our high-speed Internet access product. Our focused and results-oriented senior management team has extensive experience and expertise in a range of areas and sectors, including marketing, finance and cable television.

Broadcast Distribution Industry Overview

Cable Television Industry Overview

        Cable television has been available in Canada for almost 50 years and is a well developed market. Competition in the cable industry was first introduced in Canada in 1997. As of August 31, 2002, there were approximately 7.0 million cable television customers in Canada, representing a basic cable penetration rate of

68.6% of homes passed. The Canadian cable television market is fairly concentrated with the four largest cable service providers serving 6.7 million customers, or approximately 96% of total basic cable customers. For the twelve months ended August 31, 2002, total industry revenue was estimated to be over $3.9 billion and is expected to grow significantly in the future because Canadian cable operators have aggressively upgraded their networks and have begun launching and deploying new products and services, such as high-speed Internet access and digital television services. The following table summarizes recent annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	1998	1999	2000	2001	2002	CAGR(1)
	(Homes passed and basic cable customers in millions, dollars in billions)
Canada
Industry Revenue	$2.7	$3.0	$3.3	$3.6	$3.9	9.6%
Homes Passed	9.5	9.7	9.9	10.0	10.2	1.8%
Basic Cable Customers	7.2	7.3	7.3	7.2	7.0	(0.7%	)
Basic Penetration	75.7%	74.8%	73.5%	71.5%	68.6%
	Twelve Months Ended December 31,
	1998		1999		2000		2001		2002		CAGR(1)
	(Homes passed and basic cable customers in millions, dollars in billions)
U.S.
Industry Revenue	US$	30.3	US$	32.9	US$	36.0	US$	41.4	US$	46.9	11.5%
Homes Passed		95.6		97.6		99.1		100.6		102.7	1.8%
Basic Cable Customers		65.1		65.9		66.6		66.9		66.1	0.4%
Basic Penetration		68.1%		67.5%		67.2%		66.5		64.4%

Source of Canadian data: CRTC. Source of U.S. data: Paul Kagan Associates, Inc., Kagan World Media, a Media Central/Primedia Company, and Nielson Media Research and NCTA.

(1)
Compounded annual growth rate from 1998 until 2002.

        The traditional cable business, which is the delivery of video via hybrid fiber coaxial network, is fundamentally similar in the U.S. and Canada. Different economic and regulatory conditions, however, have given rise to important differences between the two markets. Canadian operators have more limited revenue sources than U.S. operators due to Canadian regulations which prevent cable operators from generating revenue from local advertising. However, the lack of local advertising revenues allows Canadian cable operators to benefit from lower programming costs as compared to U.S. cable operators.

        A significant portion of Canada's cable television customers are based in Québec. As of August 31, 2002, Québec was home to approximately 24% of Canada's population and approximately 23.5% of its basic cable customers. Basic cable penetration in Québec, which was approximately 60.4% as of August 31, 2002, has traditionally been lower than in other populated provinces in Canada, principally due to the higher concentration of French-speaking Canadians in Québec. It is estimated that over 80% of Québec's population is French-speaking. Contrary to the English-speaking provinces of Canada, where programming in English comes from all over North America, programming in French is available "off-air" in most of Québec's French-speaking communities. The arrival of a variety of French-language specialty programming not available "off air" contributed to a slight cable penetration increase in the 1990s.

        See "— Regulation" for more information on the regulatory framework governing Canada's cable industry.

Expansion of Digital Distribution and Programming

        In order to compete with the direct broadcast satellite offerings, the cable industry began deploying digital technology, which allows for a large number of programming channels and advanced services to be offered.

        In addition, in the last three years, the choice and range of television programming has expanded substantially in Canada. In November 2000, the CRTC released its decisions on the applications for new digital pay and specialty television channels. In total, the CRTC approved 21 Category One licenses (16 English-language and five French-language) and 262 Category Two licenses, as well as two pay-per-view and four video-on-demand licenses. Cable service providers using digital technology are required to carry all of the approved Category One services appropriate to their markets while Category Two licensees who do not have guaranteed distribution rights must negotiate with cable service providers for access. The increase in programming content as a result of the launch of approximately 50 of these programming services is believed to be a key factor in driving increases in digital cable penetration in Canada.

        In September 2001, Canadian cable service providers, including Vidéotron, significantly expanded their digital programming offering through the launch of many of the new digital channels licensed by the CRTC. Since September 2001, we have launched over 30 new English-language and four new French-language digital channels, significantly increasing the programming offered to our digital customers. In April 2004, we have launched 15 new English-language channels and one ethnic channel. We also expect to launch additional French and English-language channels in 2004. We believe the launch of these digital channels and the future increase in French-language programming will help to improve the penetration of our digital television service among our customers.

Products and Services

        We currently offer our customers analog cable television services and programming as well as new and advanced high-bandwidth products and services such as high-speed Internet access, digital television, premium programming and selected interactive television services. We continue to focus on our high-speed Internet access and digital television services, both of which are increasingly desired by customers. In addition, in the third quarter of 2001, we launched additional interactive services providing e-mail, Internet access and other functionality through the television. With our advanced broadband network, we will be able to successfully increase penetration of value-added services such as video-on-demand, high-definition television, personal video recorders, as well as interactive programming and advertising.

Traditional Cable Television Services

        Customers subscribing to our traditional analog "basic" and analog "extended basic" services generally receive a line-up of between 49 and 59 channels of television programming, depending on the bandwidth capacity of their local cable system. Customers who pay additional amounts can also subscribe to additional channels, either individually or in packages. For any additional programming, customers must rent or buy a set-top box. We tailor our channels to satisfy the specific needs of the different customer segments we serve.

        Our cable television service offerings include the following:

  •
  Basic Service.  All of our customers receive a package of basic programming, consisting of local broadcast television stations, the four U.S. commercial networks and PBS, selected Canadian specialty programming services, and local and regional community programming. Our basic service customers generally receive 32 channels on basic cable. Similar to the U.S. market, pricing of our analog basic cable service is regulated. The pricing of our other services is not regulated.

  •
  Extended Basic Service.  This expanded programming level of services includes a package of French- and English-language specialty television programming and U.S. cable channels in addition to the basic service channel line-up described above. Branded as "Telemax," this service was introduced in almost all of our markets largely to satisfy customer demand for greater flexibility and choice.

  •
  Premium Cable and Pay-Television Services.  We offer commercial-free movies, U.S. superstations and other special entertainment programming.

  •
  Pay-Per-View Service.  These channels allow customers to pay on a per-event basis to view a single showing of a recently released movie, a special sporting event or a music concert on a commercial-free basis. We offer both French-language and English-language pay-per-view services.

Advanced Products and Services

        Cable's high bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customer base have presented us with significant opportunities to expand our sources of revenue. In most of our systems, we currently offer a variety of advanced products and services including high-speed Internet access, digital television and selected interactive services. We intend to continue to develop and deploy additional services to further broaden our service offering.

  •
  High-Speed Internet Access.  Leveraging our advanced cable infrastructure, we offer high-speed Internet access to our residential customers primarily via cable modems attached to personal computers. We provide this service at speeds more than 50 times the speed of a conventional telephone modem. As of December 31, 2003, we had over 406,277 high-speed Internet access customers, representing a penetration rate of 17.3% of our total homes passed. In addition, as of December 31, 2003, we had 28,821 dial-up Internet access customers. Based on internal estimates, we are the largest provider of high-speed Internet access services in the areas we serve with an estimated market share of 47% as of December 31, 2003.

  •
  Digital Television.  As part of our network modernization program, we have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital-capable set-top box in the customer's home. This digital connection provides significant advantages. In particular, it increases channel capacity which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. We launched our digital television service in March 1999 with the introduction of digital video compression terminals in the greater Montréal area, which covers 1.7 million homes passed by cable and is our largest market. Since introducing our digital television service in the greater Montréal area, we have also introduced the service in other major markets.

    In September 2001, we launched a new digital service offering under the iLLICO brand. In addition to providing high quality sound and image quality, iLLICO offers our customers significant programming flexibility. Our basic digital package includes 21 television channels, 30 audio services providing CD quality music, an interactive programming guide as well as television-based e-mail capability. Our extended digital basic television service, branded as i Self-Service, offers customers the ability to select 100 additional channels of their choice, allowing them to customize their choices among many specialty channels. This service also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on an à la carte basis at a specified cost per channel per month. As part of our digital service offering, customers can also purchase near-video-on-demand services on a per-event basis. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service.

    As of December 31, 2003, we had over 239,673 customers for our digital television service. Notwithstanding our digital television service, we intend to continue to offer analog cable service to our customers.

  •
  Interactive Services.  In September 2001, we also launched digital interactive services under the iLLICO Interactive brand. These services, which combine our digital television and Internet access services, will enable customers equipped with wireless keyboards to access the Internet and send and receive e-mail. In the near future, we intend to provide additional functionality including e-commerce. We believe interactive services will be increasingly desired by customers, and we intend to continue to develop and deploy advanced products and services to add greater functionality to our interactive services offering.

  •
  Video-On-Demand.  Video-on-demand service enables digital cable customers to rent from a library of movies, documentaries and other programming through their digital set-top box. Our digital cable customers are able to rent their video-on-demand selections for a period of 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during that period. Our video-on-demand service is available to 96% of the homes passed by us.

  •
  Other New Business Initiatives.  To maintain and enhance our market position, we are focused on increasing penetration of high-definition television and personal video recorders, as well as other high-value products and services.

        The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,
	1999	2000	2001	2002	2003
Video services
Basic analog cable
Homes passed(1)	2,309,850	2,324,940	2,330,648	2,329,023	2,351,344
Basic customers(2)	1,565,321	1,559,446	1,519,172	1,440,184	1,433,260
Penetration(3)	67.8%	67.1%	65.2%	61.8%	61.0%
Digital cable
Digital customers	31,727	80,749	114,178	170,729	239,673
Penetration(4)	2.0%	5.2%	7.5%	11.9%	16.7%
Number of digital terminals	33,888	85,756	121,210	182,010	257,350
Data services
Dial-up Internet access
Dial-up customers	72,720	62,673	55,427	43,627	28,821
High-speed Internet access
Cable modem customers	52,996	140,302	228,328	305,054	406,277
Penetration(3)	2.3%	6.0%	9.8%	13.1%	17.3%

(1)
"Homes passed" means the number of residential premises, such as single dwelling units or multiple dwelling units, passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(2)
Basic customers are customers who receive basic cable service in either the analog or digital mode.

(3)
Represents customers as a percentage of total homes passed.

(4)
Represents customers for the digital service as a percentage of basic customers.

        In the quarter ended December 31, 2003, we recorded a net increase of 10,295 basic cable customers. During the same period, we also recorded net growth of 27,752 customers of our high-speed Internet access service and 26,470 customers of our digital television service, the latter of which includes customers who have upgraded from our analog cable service.

Video Stores

        Through SuperClub Vidéotron, we also own the largest chain of video stores in Québec, with 180 retail locations (of which 137 are franchised) and more than 1.3 million video club rental members. With approximately 80% of its retail locations located in our markets, SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for our growing array of advanced products and services.

Pricing of Our Products and Services

        Our revenues are derived principally from the monthly fees our customers pay for cable services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. As of December 31, 2003, the average monthly fees for basic and extended basic service were $21.89 and $34.72, respectively, and the average monthly fees for basic and extended basic digital service were $11.08 and $38.44, respectively. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment such as set-top boxes and cable modems, and administrative fees for delinquent payments for service, are also charged. Except in respect of our Internet access services, customers are typically free to discontinue service at any time without additional charge, but they may be charged a reconnection fee to resume service.

        The CRTC only regulates rates for basic cable service. The fees for services offered in discretionary packages, including Canadian and U.S. specialty television services, are based upon rates negotiated between us and the providers of programming services. In addition, fees for extended cable service (over and above basic cable service rates), pay-television and pay-per-view services, and rentals for set-top boxes are priced by us on a discretionary basis and are not regulated by the CRTC.

        Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and competitive and other factors, our services are typically offered at monthly price ranges as follows:

Service	Price Range
Basic analog cable	$15.07 – $26.85
Extended basic analog cable	$24.88 – $37.91
Basic digital cable	$ 9.99 – $11.99
Extended basic digital cable	$27.99 – $64.94
Pay-television	$ 6.00 – $19.95
Pay-per-view (per movie or event)	$ 3.99 – $79.95
Video-on-demand (per movie or event)	$ 0.99 – $ 9.99
Dial-up Internet access	$ 9.95 – $22.95
High-speed Internet access	$24.95 – $69.95

Our Network Technology

        As of December 31, 2003, our cable systems consisted of approximately 7,500 km of fiber optic cable and 25,000 km of coaxial cable, passing approximately 2.4 million homes and serving approximately

1.4 million customers. Our network is the largest broadband network in Québec covering over 80% of cable homes passed, and one of the most advanced broadband networks in North America, with over 97% two-way capability at present.

        The following table summarizes the current technological state of our systems, based on the percentage of our customers who have access to the bandwidths listed below and two-way capability:

	Under 450 MHz	480 to 625 MHz	750 MHz	Two-Way Capability
December 31, 2000	7%	21%	72%	92%
December 31, 2001	3%	25%	72%	97%
December 31, 2002	3%	23%	74%	97%
December 31, 2003	3%	23%	74%	97%

        Our cable television networks are comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or "off-air" reception quality and transmitted to the main headends by way of "off-air" links, coaxial links or fiber optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2 signals and the IP Backbone for the Internet services. This connection is provided by VTL through its inter-city fiber network. The first stage of this distribution consists of either a fiber optic link or a very high capacity microwave link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fiber coaxial cable network made of wide-band amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer's television set directly or, depending on the area or the services selected, through various types of customer equipment including set top boxes.

        Since 1995, we have invested over $294 million in a modernization program to upgrade our network to enable us to develop and deploy new advanced products and services. Our modernization program was substantially completed as of December 31, 2001. As a result, we are now able to deliver simultaneously up to 75 analog channels and over 200 digital channels in the greater Montréal area and in western Québec, and up to 49 analog channels and over 70 digital channels in other urban areas in Québec, and provide two-way capability throughout most of our network. In December 2003, we decided to upgrade our two-way capability network in Quebec City to increase the bandwidth from 480 MHz to 750 MHz or greater, and we estimate that $29.1 million of capital expenditures over two years will be required. We are also currently contemplating similarly upgrading our two-way capability network in central Québec. If we were to proceed with such upgrade, we estimate that approximately $15 million of capital expenditures over two years would be required. After completion of these upgrades, we expect that approximately 95% of our network will have a bandwidth of 750 MHz or greater.

        We have adopted the hybrid fiber coaxial network architecture as the standard for our ongoing system upgrades. Hybrid fiber coaxial network architecture combines the use of fiber optic cable with coaxial cable. Fiber optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fiber optic cable from the headend to a group of nodes to the homes passed served by that node. Our system design provides for cells of approximately 1,000 homes each to be served by fiber optic cable. To allow for this configuration, secondary headends were put into operation in the greater Montréal area and in the greater Quebec City area. Remote secondary headends must also be connected with fiber optic links. The loop structure of the two-way networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. Our network design provides us with significant flexibility to offer customized programming to individual cells of 1,000 homes, which is critical to our ability to deploy certain advanced services in the future, including video-on-demand and the continued expansion of our interactive services.

        We also believe that our network design provides high capacity and superior signal quality that will enable us to provide to our current and future customers new advanced products and services in addition to those currently offered by us.

Marketing and Customer Care

        Our long term marketing objective is to increase our cash flow through deeper market penetration of our services and continued growth in revenue per customer. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

  •
  continue to rapidly deploy advanced products and services such as high-speed Internet access and digital television;

  •
  introduce new advanced products and services desired by customers;

  •
  design product offerings that provide greater opportunity for customer entertainment and information choices;

  •
  leverage the retail presence and other products offered within the Quebecor Media group, including the retail presence of Archambault Group Inc., and within non-exclusive commercial retailers to cross-promote and distribute our cable and data services to our existing and future customers;

  •
  target marketing opportunities based on demographic data and past purchasing behavior;

  •
  develop targeted marketing programs to attract former customers, households that have never subscribed to our services and customers of alternative or competitive services; and

  •
  leverage the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services.

        We plan to invest increasing amounts of time, effort and financial resources in marketing new and existing services. To increase both customer penetration and the number of services used by our customers, we will use coordinated marketing techniques, including door-to-door solicitation, telemarketing, media advertising, e-marketing and direct mail solicitation.

        Maximizing customer satisfaction is a key element of our business strategy. In support of our commitment to customer satisfaction, we operate a 24-hour customer service hotline seven days a week for nearly all of our systems. We currently have five operational call centers and we are implementing various initiatives to improve customer service and satisfaction. For example, on December 1, 2003, we interconnected all of our call centers to enhance our call handling capabilities and efficiency. Our customer care representatives continue to receive extensive training to develop customer contact skills and product knowledge, which are key contributors to high rates of customer retention as well as to selling additional products and services and higher levels of service to our customers. We have also implemented Web-based customer service capabilities. To assist us in our marketing efforts, we utilize surveys, focus groups and other research tools as part of our efforts to determine and proactively respond to customer needs.

Programming

        We believe that offering a wide variety of conveniently scheduled programming is an important factor in influencing a customer's decision to subscribe to and retain our cable services. We devote significant resources to obtaining access to a wide range of programming that we believe will appeal to both existing and potential customers. We rely on extensive market research, customer demographics and local programming preferences to determine our channel and package offerings. The CRTC currently regulates the distribution of foreign content in Canada and, as a result, we are limited in our ability to provide such programming to our customers. We obtain basic and premium programming from a number of suppliers, including TVA Group.

        Since September 2001, we have significantly expanded the programming available to our customers through the launch of over 30 English-language and four French-language digital channels in digital format. Furthermore, we believe the recent launch of these digital channels, the continued launch of digital channels in the future and the increase in French-language programming will help to increase the penetration of our digital television service among our customers.

        Our programming contracts generally provide for a fixed term of up to seven years, and are subject to negotiated renewal. Programming tends to be made available to us for a flat fee per customer. Our overall programming costs have increased in recent years and may continue to increase due to factors including, but not limited to, additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase specialty programming and inflationary or negotiated annual increases.

Competition

        We face competition in the areas of price, service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. In addition, as we expand into additional services such as interactive services, we may face additional competition. We operate in a competitive business environment which can adversely affect our business and operations. Our principal competitors include off-air television and providers of other entertainment, direct broadcast satellite, digital subscriber line, private cable, other cable distribution and wireless distribution. We also face competition from illegal providers of cable television services or pirate systems that enable customers to access programming services from U.S. and Canadian direct broadcast satellite services without paying any fee.

  •
  Off-Air Television and Providers of Other Entertainment.  Cable television has long competed with broadcast television, which consists of television signals that the viewer is able to receive without charge using an "off-air" antenna. The extent of such competition is dependent upon the quality and quantity of broadcast signals available through "off-air" reception compared to the services provided by the local cable system. Cable systems also face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theaters and home video products, including videotape recorders and DVD players. The extent to which a cable television service is competitive depends in significant part upon the cable system's ability to provide a greater variety of programming, superior technical performance and superior customer service than are available over the air or through competitive alternative delivery sources.

  •
  Direct Broadcast Satellite.  Direct broadcast satellite, or DBS, is a significant competitor to cable systems. DBS delivers programming via signals sent directly to receiving dishes from medium- and high-powered satellites, as opposed to broadcast, cable delivery or lower-powered transmissions. This form of distribution generally provides more channels than some of our television systems and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.

  •
  DSL.  The deployment of digital subscriber line technology, known as DSL, provides customers with Internet access at data transmission speeds greater than that which is available over conventional telephone lines. DSL service is comparable to high-speed Internet access over cable systems. Although we face Internet competition from DSL Internet access providers, no television undertaking is currently offering DSL television services in the Province of Québec.

  •
  Private Cable.  Additional competition is posed by satellite master antenna television systems known as "SMATV systems" serving multi-dwelling units, such as condominiums, apartment complexes, and private residential communities.

  •
  Other Cable Distribution.  Currently, a second cable operator offering analog television distribution and providing high-speed Internet access service is serving multi-dwelling units in the greater Montréal area.

  •
  Wireless Distribution.  Cable television systems also compete with wireless program distribution services such as multi-channel multipoint distribution systems. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer's premises.

Regulation

Ownership and Control of Canadian Broadcast Undertakings

        Subject to any directions issued by the Governor in Council (effectively the Federal Cabinet), the Canadian Radio-television and Telecommunications Commission, referred to as the CRTC, regulates and supervises all aspects of the Canadian broadcasting system.

        The Governor in Council, through an Order-in-Council referred to as the Direction to the CRTC (Ineligibility of Non-Canadians), has directed the CRTC not to issue, amend or renew a broadcasting license to an applicant that is a non-Canadian. Canadian, a defined term in the Direction, means, among other things, a citizen or a permanent resident of Canada, a qualified corporation, a Canadian government, a non-share capital corporation of which a majority of the directors are appointed or designated by statute, regulation or specified governmental authorities, or a qualified mutual insurance company, qualified pension fund society or qualified cooperative of which not less than 80% of the directors or members are Canadian. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer (or if there is no chief executive officer, the person performing functions similar to those performed by a chief executive officer) and not less than 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition to the above requirements, Canadians must beneficially own and control, directly or indirectly, not less than 66 2/3% of the issued and outstanding voting shares and not less than 66 2/3% of the votes of the parent company that controls the subsidiary, and neither the parent company nor its directors may exercise control or influence over any programming decisions of the subsidiary if Canadians beneficially own and control less than 80% of the issued and outstanding shares and votes of the parent corporation, if the chief executive officer of the parent corporation is a non-Canadian or if less than 80% of the parent corporation's directors are Canadian. There are no specific restrictions on the number of non-voting shares which may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting license must not otherwise be controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion. Control is defined broadly in the Direction to mean control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, agreement or arrangement, the ownership of a corporation or otherwise. Vidéotron is a qualified Canadian corporation.

        Regulations made under the Broadcasting Act (Canada) require the prior approval of the CRTC of any transaction that directly or indirectly results in (i) a change in effective control of the broadcasting distribution undertaking of a licensee, (ii) a person or a person and its associates acquiring control of 30% or more of the voting interests of a licensee or of a person who has, directly or indirectly, effective control of a licensee, or (iii) a person or a person and its associates acquiring 50% or more of the issued common shares of the licensee or of a person who has direct or indirect effective control of a licensee. In addition, if any act, agreement or transaction results in a person or a person and its associates acquiring control of at least 20% but less than 30% of the voting interests of a licensee, or of a person who has, directly or indirectly, effective control of the licensee, the CRTC must be notified of the transaction. Similarly, if any act, agreement or transaction results in a person or a person and its associates acquiring control of 40% or more but less than 50% of the voting interests of a licensee, or a person who has directly or indirectly effective control of the licensee, the CRTC must be notified.

        In November 2002, the federal Minister of Industry initiated a review of the existing foreign ownership restrictions applicable to telecommunications carriers. In April 2003, the House of Commons Standing Committee on Industry, Science and Technology released a report of its study of the issue of foreign direct investment restrictions applicable to telecommunications common carriers. The House of Commons Standing Committee on Industry, Science and Technology, recommended, among other things, that the Government of Canada remove the existing foreign ownership restrictions in the telecommunications industry and ensure that any changes made to the Canadian ownership and control requirements applicable to telecommunications common carriers be applied equally to broadcasting distribution undertakings. In June 2003, the House of Commons Standing Committee on Canadian Heritage released a report of its review of the Broadcasting Act (Canada) and, among other things, recommended that the current restrictions on foreign ownership relating to broadcasting, cable and telecommunications remain. In September 2003, the Canadian government announced it intended to launch an expedited analysis of these reports and this issue and pledged to be in a position to consider potential solutions by the spring of 2004. We cannot predict, what, if any, changes will result from these reports.

Jurisdiction Over Canadian Broadcasting Undertakings

        Our cable distribution undertakings are subject to the Broadcasting Act (Canada) and regulations made under the Broadcasting Act (Canada) that empower the CRTC, subject to directions from the Governor in Council, to regulate and supervise all aspects of the Canadian broadcasting system in order to implement the policy set out in that Act. Certain of our undertakings are also subject to the Radiocommunication Act (Canada), which empowers Industry Canada to establish and administer the technical standards that networks and transmission must respect, namely, maintaining the technical quality of signals.

        The CRTC has, among other things, the power under the Broadcasting Act (Canada) and regulations to issue, subject to appropriate conditions, amend, renew, suspend and revoke broadcasting licenses, approve certain changes in corporate ownership and control, and establish and oversee compliance with regulations and policies concerning broadcasting, including various programming and distribution requirements, subject to certain directions from the Federal Cabinet.

        In a series of decisions, the CRTC has determined that the carriage of "non-programming" services by cable companies results in the company being regulated as a carrier under the Telecommunications Act (Canada). This applies to a company serving its own customers, or allowing a third party to use its distribution network to provide non-programming services to customers, such as providing access to high-speed Internet services.

Licensing of Canadian Broadcasting Distribution Undertakings

        The CRTC has responsibility for the issuance, amendment, renewal, suspension and revocation of Canadian broadcasting licenses, including licenses to operate a cable distribution undertaking. A cable distribution undertaking distributes broadcasting services to customers predominantly over closed transmission paths. A license to operate a cable distribution undertaking gives the cable television operator the right to distribute television programming services in its licensed service area. Broadcasting licenses may be issued for periods not exceeding seven years and are usually renewed, except in cases of a serious breach of the conditions attached to the license or the regulations of the CRTC. The CRTC is required to hold a public hearing in connection with the issuance, suspension or revocation of a license.

        Cable systems with 2,000 customers or less and operating their own local headend are exempted from the obligation to hold a license pursuant to an exemption order issued by the CRTC in 2001 and amended in 2002. These cable systems will continue to have to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction. We operate 16 of these small cable systems.

        Cable systems with between 2,000 and 6,000 customers (generally Class 2 cable systems or Class 3 cable systems not exempt under the CRTC's exemption for small cable undertakings) are also exempted from holding a license pursuant to a CRTC public notice issued in 2003. Cable distribution undertakings that are fully interconnected with other broadcasting distribution undertakings will be ineligible for this exemption unless the aggregate number of customers served by the interconnected broadcast distribution undertakings is less than 6,000. It is expected that the CRTC will issue a proposed exemption order in 2004. We operate ten networks that will benefit from the exemption by having reduced administrative costs and regulatory burdens.

        In September 2003, the CRTC adopted amendments to the Broadcasting Distribution Regulations that permit the CRTC to implement its regional licensing model for cable distribution undertakings (Broadcasting Public Notice CRTC 2003-48). The CRTC believes that the regional licensing approach will result in greater efficiencies for the licensees of cable distribution undertakings as well as for itself and reflects the current trend toward consolidation in the cable industry and growing interconnection between systems.

        In November 2003, the CRTC finalized the regulatory framework that will govern the distribution of digital signals by over-the-air television stations (Broadcasting Public Notice CRTC 2003-61). The CRTC requires broadcasting distribution undertakings to distribute the primary digital signal of a licensed over-the-air television service in accordance with the priorities that currently apply to the distribution of the analog version of the services. The CRTC expects all broadcasting distribution undertakings to implement the necessary upgrades. Analog carriage should be phased out once 85% of a particular broadcasting distribution undertaking's customers have digital receivers or set-top boxes that can convert digital signals to analog. Exempt undertakings will not be required to duplicate mandatory services in digital format. A further proceeding will establish a licensing framework governing the transition of pay and specialty services to high definition, or HD, signals. It will also establish a framework to govern the distribution of such services by broadcasting distribution undertakings. According to the CRTC, the time period during which broadcasters and distributors will have to provide services in both analog and digital formats will depend on the speed with which customers convert from analog to digital. A shorter transition period will reduce the overall costs of the transition for both broadcasters and distributors.

        In order to conduct our business, we must maintain our distribution undertaking licenses in good standing. Failure to meet the terms of our licenses may result in their short-term renewal, suspension, revocation or non-renewal. We hold a separate license for each of our 35 cable systems with greater than 2,000 customers and have never failed to obtain a license renewal for those cable systems.

Canadian Broadcast Distribution (Cable Television)

Distribution of Canadian Content

        The Broadcasting Distribution Regulations made by the CRTC pursuant to the Broadcasting Act (Canada) mandate the types of Canadian and non-Canadian programming services respectively that can be distributed by broadcasting distribution undertakings, including cable television systems. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local and regional television stations, certain specialty channels and pay television channels, and a pay-per-view service, but does not include Category 2 digital services and video-on-demand services.

        As revised from time to time, the CRTC has issued a list of non-Canadian programming services eligible for distribution in Canada on a discretionary user-pay basis to be linked along with Canadian pay-television services or with Canadian specialty services. The CRTC currently permits the linkage of up to one non-Canadian service for one Canadian specialty service and up to five non-Canadian services for every one Canadian pay-television service. In addition, the number of Canadian services received by a cable television customer must exceed the total number of non-Canadian services received. The CRTC decided that it would not be in the interest of the Canadian broadcasting system to permit the distribution of certain non-Canadian pay-television movie channels and specialty programming services that could be considered competitive with licensed Canadian pay-television and specialty services. Therefore, pay-television movie channels and certain specialty programming services available in the United States are not approved for distribution in Canada.

        Also important to broadcasting operations in Canada are the specialty (or thematic) programming service access rules, which require cable systems with more than 6,000 customers (Class 1 cable systems) operating in a French-language market to offer each analog French-language Canadian specialty service licensed, other than certain religious programming services, to the extent of availability of channels. Moreover, all Canadian specialty channels, other than Category 2 digital specialty channels, must be carried by broadcast distributors with more than 2,000 customers (Class 1 and Class 2 cable systems) when digital distribution is offered. These rules seek to ensure wider carriage for certain Canadian specialty channels than might otherwise be secured through negotiation. However, Category 2 digital specialty channels do not benefit from any regulatory assistance to guarantee distribution on cable or DTH satellite distribution undertakings apart from the requirement that a distributor offer at least five non-related Category 2 digital specialty channels for every Category 2 digital specialty channel it distributes in which it owns, directly or indirectly, more than 10% of the equity.

1998 Broadcasting Distribution Regulations

        The Broadcasting Distribution Regulations enacted in 1998, also called the 1998 Regulations, apply to distributors of broadcasting services or broadcasting distribution undertakings in Canada. The 1998 Regulations promote competition between broadcasting distribution undertakings and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are exhibited. The 1998 Regulations introduced important new rules, including the following:

  •
  Competition, Carriage Rules and Signal Substitution.  The 1998 Regulations provide equitable opportunities for all distributors of broadcasting services. Similar to the signal carriage and substitution requirements that are imposed on existing cable television systems, under the 1998 Regulations, new broadcasting distribution undertakings are also subject to carriage and substitution requirements. The 1998 Regulations prohibit a distributor from giving an undue preference to any person, including itself, or subjecting any person to an undue disadvantage. This gives the CRTC the ability to address complaints of anti-competitive behavior on the part of certain distributors.

  A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which Canadian distribution undertakings, such as cable television systems with over 6,000 customers, are required to substitute the foreign programming service with local Canadian signal, including Canadian commercials, for broadcasts of identical programs by a U.S. station when both programs are exhibited at the same time. These requirements are designed to protect the program rights that Canadian broadcasters acquire for their respective local markets. The CRTC, however, has suspended the application of these requirements to DTH satellite operators for a period of time, so long as they undertake certain alternative measures, including monetary compensation to a fund designed to help finance regional television productions.

  •
  Canadian Programming and Community Expression Financing Rules.  All distributors, except systems with less than 2,000 customers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming including community programming. However, the allocation of these contributions between broadcast and community programming can vary depending on the type and size of the distribution system involved.

  •
  Inside Wiring Rules.  The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. Because the CRTC did not establish a fee for the use of the inside wire until September 2003, we negotiated a fee for the use of inside wire owned by Câblage QMI in February 2002. On September 3, 2002, the CRTC established a fee of $0.52 per customer per month for the use of cable inside wire in MDUs. As a result, the CRTC, on October 9, 2002, ordered Câblage QMI and us to comply with the inside wiring access rules.

Broadcasting License Fees

        Broadcasting licensees are subject to annual license fees payable to the CRTC. The license fees consist of two fees. One fee allocates the CRTC's regulatory costs for the year to licensees based on a licensee's proportion of the gross revenue derived during the year from the licensed activities of all licensees whose gross revenues exceed specific exemption levels. The other fee, for a broadcasting distribution undertaking, is 1.365% of the amount by which its gross revenue derived during the year from its licensed activity exceeds $175,000. Our broadcasting distribution activities are subject to both fees.

Rates

        Our revenue related to cable television is derived mainly from (a) monthly subscription fees for basic cable service; (b) fees for premium services such as specialty services, pay-television and pay-per-view television and video-on-demand; and (c) installation and additional outlets charges.

        The CRTC does not regulate the fees charged by non-cable broadcast distribution undertakings and does not regulate the fees charged by cable providers for non-basic services. The basic service fees charged by Class 1 (6,000 customers or more) cable providers are regulated by the CRTC until true competition exists in a particular service area, which occurs when:

  (1)
  30% or more of the households in the licensed service area have access to the services of another broadcasting distribution undertaking. The CRTC has advised that as of August 31, 1997, the 30% availability criterion was satisfied for all licensed cable areas; and

  (2)
  the number of customers for basic cable service has decreased by at least 5% since the date on which a competitor started offering its basic cable service in the particular area.

        For most of our service areas, the basic service fees for our customers have been deregulated.

        The CRTC further restricts installation fees to an amount that does not exceed the average actual cost incurred to install and connect the outlet to a household situated in a residential area.

        Subject to certain notice and other procedural requirements, for Class 1 cable systems still regulated, we may increase our basic service rates so as to pass through to customers increases in CRTC authorized fees to be paid to specialty programming services distributed on our basic service. However, the CRTC has the authority to suspend or disallow such an increase.

        In the event that distribution services may be compromised as a result of economic difficulties encountered by a Class 1 cable distributor, a request for a rate increase may be submitted to the CRTC. The

CRTC may approve an increase if the distributor satisfies the criteria then in effect for establishing economic need.

Copyright Board Proceedings

        Certain copyrights in television and pay audio programming are administered collectively and tariff rates are established by the Copyright Board of Canada. Tariffs set by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively.

Royalties for the Retransmission of Distant Signals

        Further to the implementation in 1989 of the Canada-U.S. Free Trade Agreement, the Copyright Act (Canada) was amended to require retransmitters, including Canadian cable television operators, to pay royalties in respect of the retransmission of distant television and radio signals.

        Since this legislative amendment, the Copyright Act (Canada) empowers the Copyright Board of Canada to quantify the amount of royalties payable to retransmit these signals and to allocate them among collective societies representing the holders of copyright in the works thus retransmitted. Regulated cable television operators cannot automatically recover such paid retransmission royalties from their customers, although such charges might be a component of an application for a basic cable service rate increase based on economic need.

        Distant television signal retransmission royalties vary from $100 per year for Class 3 cable systems and from $0.30 to $0.65 per customer per month for Class 2 cable systems serving areas with fewer than 1,500 customers and to $0.70 per customer per month for more than 6,000 customers (Class 1 cable systems), except in French-language markets. In French-language markets, there is a 50% rebate for Class 1 and Class 2 cable systems, where the maximum rate is $0.35 per customer per month. The same pricing structure, with lower rates, applies for distant radio signal transmission. All of our undertakings operate in French-language markets. Recently, the collective societies representing copyright holders filed with the Copyright Board of Canada a tariff request to increase to $1.00 per customer per month the distant signal retransmission royalty applicable to systems of more than 6,000 customers for the years 2003 to 2008. A public hearing relating to such request has been scheduled for 2005.

Royalties for the Transmission of Pay and Specialty Services

        In addition, the Copyright Act (Canada) was amended, in particular, to define copyright as including the exclusive right to "communicate protected works to the public by telecommunication." Prior to the amendment, it was generally believed that copyright holders did not have an exclusive right to authorize the transmission of works carried on radio and television station signals when these signals were not broadcast but rather transmitted originally by cable television operators to their customers. However, at the request of the Society of Composers, Authors and Music Publishers of Canada, or SOCAN, the Copyright Board approved Tariff 17A in 1996 in order to obtain the payment of royalties from transmitters, including members of the Canadian Cable Television Association, or the CCTA, that transmit musical works to the customers when transmitting television services on a subscription basis.

        Tariff 17A fixed the monthly rate per customer, in the case of cable systems serving 6,001 or more customers, at $0.047, $0.055, $0.058, $0.064, $0.070 and $0.076, respectively, for each of the 1990 to 1995 calendar years. However, the Copyright Board of Canada did not establish the allocation of the payable royalties between cable television operators, pay television and specialty programming service providers. The CCTA and the programming service providers have signed agreements that establish the split with the Canadian specialty programming service providers and set up a royalty payment mechanism. We are no longer a member of the CCTA, but we have renewed our agreement with the appropriate collective society. A project tariff has been filed by SOCAN for a rate in 2004 that is approximately ten times the current rate.

These agreements do not cover royalties payable for American specialty programming and the Canadian pay-television services, which correspond, according to Tariff 17A, to 2.1% of affiliation payments during 1996 and 1.8% of 1996 monthly affiliation payments for the remainder of the tariff (i.e. 1997-2000). The royalties payable with respect to these services, and the split with the programming service providers, are covered by another agreement. A project tariff has been filed by SOCAN for 2.6% of affiliation payments in 2004. Further to Tariff 17A, neighboring rights for music transmission will also need to be paid under Tariff 17A. The claimants are asking for 20% of the programming payments. The rate fixed by the Copyright Board will be split between the pay audio services and the transmitters.

        The Copyright Board of Canada rendered a decision on February 16, 2001 regarding the rates that will apply under SOCAN's Tariff 17A for the calendar years 1996 to 2000. The royalty payable by small transmission systems is $10 per year. The monthly royalty payable by transmission systems (other than small transmission systems) for the signals of Canadian and American pay services is 2.1% of the transmitter's affiliation payments to these services in 1996 and 1.8% for the remainder of the tariff period. For all other signals transmitted, the monthly royalty payable by a transmitter is based on the total number of premises served in the system's licensed area and varies from $0.028 to $0.095 for 1996 to $0.044 to $0.155 for 2000. Royalties payable by a system located in a French-language market are calculated at a rate equal to 85% of the rate otherwise payable.

        In April and May 2003, the Copyright Board held a hearing to determine pay and specialty royalty rates for 2001 through 2004. No decision has yet been rendered.

Royalties for Pay Audio Services

        The Copyright Board of Canada also rendered a decision on March 16, 2002 regarding two new tariffs for the years 1997-1998 to 2002, which provide for the payment of royalties from programming and distribution undertakings focusing on pay audio services. It fixes the royalties payable to SOCAN and to the Neighbouring Rights Collective of Canada, or NRCC, respectively, at 11.115% and 5.265% of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. The royalties payable to SOCAN and NRCC by a small cable transmission system, an unscrambled low or very low power television station or by equivalent small transmission systems are fixed by the Board at 5.56% and 2.63%, respectively, of the affiliation payments payable during a year by the distribution undertaking for the transmission for private or domestic use of a pay audio signal. Royalties payable by a system located in a French-language market are calculated at a rate equal to 85% of the rate otherwise payable. Further to Tariff 17A, neighboring rights for music transmission will also need to be paid under Tariff 17A. The claimants are asking for 20% of the programming payments. The rate fixed by the Copyright Board will be split between the pay audio services and the transmitters.

Tariff in Respect of Internet Service Provider Activities

        In 1996, SOCAN proposed a tariff (Tariff 22) to be applied against Internet service providers, or ISPs, in respect of composer/publishers rights in musical works communicated over the Internet to ISPs' customers.

        SOCAN's proposed tariff was challenged by a number of industry groups and companies, including the CCTA. In 1999, the Copyright Board decided that ISPs should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In 2002, the Canadian Federal Court of Appeal partially overturned the Copyright Board and held that ISPs could be liable where they cached musical works. An appeal from the decision of the Federal Court of Appeal was launched by both SOCAN and by the ISP group that includes the CCTA. The appeal was heard by the Supreme Court of Canada in December 2003, and a ruling is expected in 2004. If the Supreme Court of Canada were to uphold the decision of the Federal Court of Appeal or allow the appeal by SOCAN and extend liability to ISPs, then the dispute would return to the Copyright Board for a determination of the royalties to be paid retroactively back to 1996.

        Other collectives have since 1999 also proposed tariffs to be applied against ISPs in respect of communications of sound recordings and performers' performances as well as reproductions of copyright works made in the course of providing Internet services. All such tariffs have been on hold pending the resolution of the Tariff 22 proceedings. If these tariffs proceed to a hearing, it is possible that additional royalties will be required to be paid by ISPs retroactive to when the tariffs were first proposed.

Access by Third Parties to Cable Networks

        In Canada, access to the Internet is a telecommunications service. While Internet access services are not regulated on a retail (price and terms and service) bases, Internet access for third parties is mandated and tariffed according to conditions approved by the CRTC for cable operators.

        On July 6, 1999, the CRTC required certain of the largest cable television operators, including Vidéotron, to submit tariffs for high-speed Internet access services, known as open access or third-party access, in order to allow competing retail ISPs to offer such services over a cable infrastructure. Our proposal was approved in part by the CRTC in August 2000. This decision approves the terms and per end-user rates to charge to ISPs for access to cable company facilities used to provide cable modem Internet services. Other technical, operational and business policies to implement access services are being addressed by the CRTC Interconnection Steering Committee, or CISC.

        We took part in technical tests intended to interconnect the networks of the cable television operators with certain competing ISPs. These tests were successfully concluded in the third quarter of 2000. Once the conditions of facilities-based interconnection are approved by the CRTC, which could occur later this year, actual access to the headend of our HFC network will be ordered by the CRTC and provided by us at a regulated tariff.

        Until facilities-based access to the cable network headend is provided, the CRTC is requiring cable distributors to allow third-party retail ISPs to resell their retail high-speed Internet services at a discount of 25% off the lowest retail Internet service rate charged by us to our cable customers during a one-month period. The resale obligation will cease to be mandated once facilities-based access is available to ISPs.

Winback Restrictions

        In a letter decision dated April 1, 1999, the CRTC established rules, referred to as the winback rules, that prohibit the targeted marketing by incumbent cable companies of customers who have cancelled basic cable service. These rules require us and other incumbent cable companies to refrain for a period of 90 days from: (a) directly contacting customers who, through an agent, have notified their cable company of their intention to cancel basic cable service; and (b) offering discounts or other inducements not generally offered to the public, in instances when customers personally initiate contact with the cable company for the purpose of canceling basic cable service. The CRTC is currently reviewing these winback rules and has issued a call for comments on whether it should maintain its current rules prohibiting the targeted marketing by incumbent cable companies of customers who have cancelled basic cable service and whether the rules should be changed.

        In February 2001, the CRTC also announced similar "winback" restrictions on certain cable television operators, including us, in the Internet service market. These restrictions limit cable operators' ability to "win back" Internet service customers who have chosen to switch to another Internet service provider within 90 days of the customer's switch.

Right to Access to Telecommunications Support Structures

        The CRTC has concluded that some provisions of the Telecommunications Act (Canada) may be characterized as encouraging joint use of existing support structures of telephone utilities to facilitate efficient deployment of cable distribution undertakings by Canadian carriers. We access these support structures in exchange for a tariff that is regulated by the CRTC. If it were not possible to agree on the use or conditions of access with a support structure owner, we could apply to the CRTC for a right of access to a supporting structure of a telephone utility. The Supreme Court of Canada, however, has held on May 16, 2003 that the CRTC does not have jurisdiction under the Telecommunications Act (Canada) to establish the terms and conditions of access to the support structure of hydro-electricity utilities. Terms of access to the support structures of hydro-electricity utilities will need to be negotiated with those utilities.

Organizational Structure

        On October 7, 2003, Quebecor Media, our sole shareholder, transferred its wholly-owned subsidiaries SuperClub Vidéotron and Vidéotron TVN to us in exchange for additional shares of our capital stock. After this reorganization, our corporate structure is (certain immaterial subsidiaries have been omitted):

        All of the subsidiaries included in the above corporate chart are wholly-owned and reside in Canada. CF Cable TV Inc. and Videotron (Regional) Ltd. do not guarantee our notes. They have undertaken to become guarantors of the notes at such time when the CF Cable notes are no longer outstanding.

Property, Plants and Equipment

        Our corporate offices are located in leased space at 300 Viger Avenue East, Montréal, Québec, Canada H2X 3W4. We own several buildings in Montréal, the largest of which is located at 150 Beaubien Street (approximately 27,850 square feet) and houses our primary headend. We also own a building of approximately 40,000 square feet in Quebec City where our regional headend for the Quebec City region is located. We also own or lease a significant number of smaller locations for signal reception sites and customer service and business offices. We generally lease space for the business offices and retail locations for the operation of our video stores.

        Our credit facilities are generally secured by charges over all of our assets and those of our subsidiaries. The CF Cable notes are generally secured by charges over all of its assets and those of its subsidiaries.

Intellectual Property

        We use a number of trademarks for our products and services. Many of these trademarks are registered by us in the appropriate jurisdictions. In addition, we have legal rights in the unregistered marks arising from their use. We have taken affirmative legal steps to protect our trademarks, and we believe our trademarks are adequately protected.

Environment

        Our operations are subject to federal, provincial and municipal laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous materials, the recycling of wastes and the cleanup of contaminated sites. Laws and regulations relating to workplace safety and worker health, which among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations.

        Compliance with these laws has not had, and management does not expect it to have, a material effect upon our capital expenditures, net income or competitive position. Environmental laws and regulations and the interpretation of such laws and regulations, however, have changed rapidly in recent years and may continue to do so in the future. The property on which our primary headend is located has contamination problems to various degrees related to historical use by previous owners as a landfill site and is listed by the authorities on their contaminated sites registry. We believe that such contamination poses no risk to public health, and we are currently updating our environmental studies to determine whether further intervention is required. Our properties, and the areas surrounding all our properties, may have had historic uses or may have current uses which could have had or have an adverse environmental impact, and which may require further study or remedial measures. No material studies or remedial measures are currently anticipated or planned by us or required by regulatory authorities with respect to our properties. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

        The following discussion and analysis provides information concerning our operating results and financial condition. This discussion should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this annual report. It also contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. See "Forward-Looking Statements."

General

        Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from U.S. GAAP in certain respects. Note 22 to our audited consolidated financial statements contains discussions of the principal differences between Canadian GAAP and U.S. GAAP and the extent to which these differences affect our consolidated financial statements.

        On July 5, 2001, we acquired from our sole shareholder Quebecor Media its wholly-owned subsidiary Vidéotron (1998) ltée in exchange for one Series E preferred share and a promissory note. On October 7, 2003, our sole shareholder Quebecor Media transferred its wholly-owned subsidiaries SuperClub Vidéotron and Vidéotron TVN to us in exchange for additional shares of our capital stock. These transactions were between entities under common control and were accounted for by the continuity-of-interests method. The transfers were recorded at the carrying value of the subsidiaries' net assets at the moment of the applicable transfer, and the corresponding figures in our consolidated financial statements for periods before the transfers include those of Vidéotron (1998) ltée, SuperClub Vidéotron and Vidéotron TVN.

        Our primary sources of revenue are subscriptions from our customers for cable television and Internet access services and the rental and sale of video cassettes and digital video discs, or DVDs. Our business is mostly subscription-based, which has historically provided stable revenues and low sensitivity to general economic conditions. We provide a wide variety of packages at a range of prices. Internet revenues include amounts from both our high-speed Internet access and dial-up customers. As of December 31, 2003, we had 406,277 high-speed Internet access customers and 28,821 dial-up customers. Because our cable television and Internet access services use the same network, we have only one significant business segment. Our other revenues consist primarily of revenues from our subsidiary Société d'édition et de transcodage ltée, which provides certain broadcasting services, including television standards conversion and duplication, background music on cable channels, signal delivery, recording and distribution and caption subtitling for the hearing impaired.

        Our direct costs consist of television programming costs, Internet bandwidth and transportation costs and purchasing costs for video cassettes and DVDs. These costs vary with the number of customers and price increases from our suppliers. Major components of operating expenses include salaries and benefits, subcontracting costs, advertising and regulatory contributions.

        We have experienced a decline in the number of our basic cable customers since 2000 due to increased competition from direct broadcast satellite and the impact of an eleven-month labor conflict. In April 2003, this labor conflict was resolved and we entered into collective bargaining agreements with 1,700 unionized employees. These agreements terminate in December 2006 and we believe these new agreements have resulted in operating expenses that are approximately $20 million lower, on an annualized basis, than what we would have incurred under our previous labor agreements. Despite this labor conflict, we experienced growth in the numbers of our digital and high-speed Internet access customers. During the last two quarters of 2003, we recorded an increase in the number of our basic cable customers. We believe that this increase is due to our effort to improve customer service, the deployment of our products in retail stores and the return of our employees after the eleven-month labor conflict. See "Item 6 — Directors, Senior Management and Employees — Employees."

        During the three months ended December 31, 2003, we recorded a net increase of 10,295 basic cable customers. During the same period, we also recorded net growth of 27,752 customers of our high-speed Internet access service and 26,470 customers of our digital television service, the latter of which includes customers who have upgraded from our analog cable service.

        As calculated in our audited consolidated financial statements included in this annual report, operating income for us means earnings before depreciation and amortization, financial expenses, other items (consisting primarily of restructuring charges), income taxes, share in the results of a company subject to significant influence, non-controlling interest in a subsidiary and goodwill amortization. Operating income is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income because management believes it is a meaningful measure of performance. Operating income is commonly used in the sectors in which we are engaged and by the investment community to analyze and compare companies. It also facilitates year-over-year comparison of results, since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Our definition of operating income may not be identical to similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating revenues. Our operating income for each of the years ended December 31, 2001, 2002 and 2003 is presented on page F-3 of our audited consolidated financial statements included in this annual report.

        Average monthly revenue per user, or ARPU, is an industry term that we use to measure our average cable and Internet revenue per month per basic cable customer. ARPU is not a measurement under Canadian GAAP or U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measures reported by other companies. We calculate ARPU by dividing our combined cable television and Internet-access revenues for the applicable twelve-month period by the average number of our basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues

        Consolidated operating revenues for the year ended December 31, 2003 were $805.0 million, compared to $781.0 million for the year ended December 31, 2002, an increase of $24.0 million or 3.1%. ARPU increased to $43.40 in the year ended December 31, 2003 from $40.45 in 2002, representing a 7.3% increase.

        Cable television revenues for the year ended December 31, 2003 decreased $20.3 million, or 3.5%, as compared to 2002. This decrease was primarily a result of the decline in the number of our basic cable customers, partially offset by price increases we implemented in February 2003. We recorded a decrease of 6,924 basic cable customers for the year ended December 31, 2003, as compared to a reduction of 78,988 basic cable customers in 2002. However, during the last two quarters of 2003, we recorded net additions to our basic cable customers of 21,150, as compared to a loss of 23,637 during the same period in 2002. This increase was due to our effort to improve customer service, the deployment of our products in retail stores and the return of our employees after an eleven-month labor conflict that was settled in April 2003. The number of our digital customers increased by 68,944, or 40.4%, from December 31, 2002 to December 31, 2003, for a total of 239,673 digital customers as of December 31, 2003. Digital penetration of our customer base increased from 11.9% as at December 31, 2002 to 16.7% at December 31, 2003.

        Internet revenues for the year ended December 31, 2003 increased $47.8 million, or 35.2%, as compared to 2002. This growth was due to the net addition of 101,223 high-speed Internet access customers in 2002 and price increases that we gradually implemented beginning in the second half of 2002. High-speed Internet penetration of our total homes passed increased from 13.1% at December 31, 2002 to 17.3% at December 31, 2003.

        Revenues from video stores for the year ended December 31, 2003 increased $3.1 million, or 8.8%, as compared to 2002. This growth was due to higher revenues generated by our franchised video stores and by a higher volume of rentals of video cassettes, DVDs and video games in our corporate video stores.

        Other revenues for year ended December 31, 2003 were $6.7 million lower than during the year ended December 31, 2002. This decrease was due to the lower selling prices for cable modems in 2003, which was partially offset by a higher volume of digital terminals sold to our customers.

Direct Costs and Operating, General and Administrative Expenses

        Direct costs declined $13.7 million, or 5.3%, to $246.0 million for the year ended December 31, 2003 from $259.7 million for 2002. As a percentage of total revenues, direct costs declined to 30.6% for the year ended December 31, 2003 from 33.3% for 2002. Direct costs for cable television services for the year ended December 31, 2003 were lower than for the year ended December 31, 2002. This was primarily the result of the decline in our programming costs due to a decrease in the number of our basic cable customers and the resolution of a dispute with service providers. Direct costs for Internet access for the year ended December 31, 2003 were also lower than for the previous year. This decrease was due to a significant reduction in bandwidth and transportation costs, which was partially offset by the higher volume resulting from an increased number of Internet access customers. Direct costs for customers' equipment for the year ended December 31, 2003 were the same as for 2002. Although the volume of units sold to our customers in 2003 were greater than in 2002, this was offset by a reduction in the purchase price for the equipment.

        Operating, general and administrative expenses declined $2.0 million, or 0.7%, to $283.8 million for the year ended December 31, 2003 from $285.8 million for 2002. As a percentage of total revenues, operating, general and administrative expenses declined to 35.3% in the year ended December 31, 2003 from 36.6% for 2002. Ongoing efforts to reduce costs partially served to reduce operating, general and administrative expenses in the year ended December 31, 2003, but these efforts were partially offset by the recording as indirect costs of $8.0 million in expenses that had been capitalized in prior years. In addition, higher non-recurring items in the year ended December 31, 2002, as compared to 2003, also contributed to the decline in operating, general and administrative expenses in 2003 for an amount of $7.7 million.

Operating Income

        Operating income for the year ended December 31, 2003 was $275.3 million, as compared to $235.5 million for the same period in 2002, representing an increase of $39.7 million or 16.9%. This growth in operating income was a result of the increase in revenues, combined with cost reductions and the absence of non-recurring costs. Operating income margin increased to 34.2% for the year ended December 31, 2003 from 30.1% for 2002.

Depreciation and Amortization

        Depreciation and amortization expenses for the year ended December 31, 2003 were $123.0 million, an increase of $3.0 million, or 2.5%, as compared to $120.0 million for 2002. This growth was attributable to ongoing capital expenditures required to support an increased number of Internet access customers, network extensions and maintenance capital, which were partially offset by lower amortization of deferred charges.

Financial Expenses and Other Items

        Financial expenses for the year ended December 31, 2003 were $64.6 million, as compared to $76.2 million for 2002, a reduction of $11.6 million, or 15.2%. This reduction in financial expenses was due to lower interest expense on long-term debt, and a $23.6 million foreign exchange gain on U.S. dollar-

denominated long-term debt, as compared to a foreign exchange gain on U.S. dollar-denominated debt of $2.2 million in 2002. The write-off of financing costs and the termination costs of a swap agreement, which amounted to $17.1 million in 2003, partially offset the reduction in financial expenses.

        Other items for the year ended December 31, 2003 consisted of a $2.5 million reversal of the restructuring provision that had been taken in the fourth quarter of 2002.

Net Income

        Our net income was $63.3 million in the year ended December 31, 2003, as compared to $11.5 million in 2002, an increase of $51.8 million, or 452.3%.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues

        Consolidated revenues for the year ended December 31, 2002 were $781.0 million, as compared to $765.5 million for the year ended December 31, 2001, an increase of $15.5 million or 2.0%. ARPU increased to $40.45 in the year ended December 31, 2002 from $38.33 in 2001, representing a 5.5% increase.

        Cable television revenues for the year ended December 31, 2002 decreased $28.7 million, or 4.7%, as compared to 2001. This decrease was primarily a result of the decline in the number of our basic cable customers, which was partially offset by price increases. We recorded a decline of 5.2% in the number of our basic cable customers from 1,519,172 at December 31, 2001 to 1,440,184 at December 31, 2002. This decline was partially due to the negative impact of a labor dispute from May 2002 until April 2003. The number of our digital customers increased by 56,551, or 49.5%, from December 31, 2001 to December 31, 2002. Digital penetration of our customer base increased from 7.5% at December 31, 2001 to 11.9% at December 31, 2002.

        Internet revenues for the year ended December 31, 2002 increased $35.9 million, or 36.0%, as compared to 2001. This growth was due to an increase of 76,726 high-speed Internet access customers and price increases that we gradually implemented beginning in the second half of 2002. High-speed Internet penetration of our total homes passed increased from 9.8% at December 31, 2001 to 13.1% at December 31, 2002.

        Revenues from video stores for the year ended December 31, 2002 were $35.3 million, as compared to $35.2 million for 2001. This growth was due to higher revenues from our franchised video stores and higher sales of video cassettes and DVDs, which was partially offset by a decrease in rental revenues and the closing of two of our corporate video stores in 2001.

        Other revenues for the year ended December 31, 2002 were $8.3 million higher than during the year ended December 31, 2001. This variation was due to an increase in the buying rate of digital set-top boxes and modem subsidies.

Direct Costs and Operating, General and Administrative Expenses

        Direct costs increased $32.4 million, or 14.2%, to $259.7 million for the year ended December 31, 2002 from $227.3 million for 2001. As a percentage of total revenues, direct costs increased to 33.2% for the year ended December 31, 2002 from 29.7% for 2001. Direct costs for cable television services for the year ended December 31, 2002 were higher than for the year ended December 31, 2001. This increase was due to higher fees paid for programming services and the introduction of new services. Direct costs for Internet access for the year ended December 31, 2002 were also higher than for the previous year. This increase was due to a higher number of high-speed Internet access customers, which was offset partially by a decline in bandwidth costs.

        Operating, general and administrative expenses increased $11.6 million, or 4.2%, to $285.8 million for the year ended December 31, 2002 from $274.2 million for 2001. As a percentage of total revenues, operating, general and administrative expenses increased to 36.6% in the year ended December 31, 2002 from 35.8% for 2001. A net amount of $10.1 million of this increase was attributable to non-recurring items during the year ended December 31, 2002 due to the labor dispute that was resolved in April 2003, which were partially offset by an $8.3 million recovery of network taxes. In addition, because our network modernization program was substantially completed in 2001, operating, general and administrative expenses increased by $15.7 million for the year ended December 31, 2002, as such indirect costs were capitalized in 2001. Other operating, general and administrative expenses were $5.9 million lower than for the same period in 2001 due to a review of all cost components and the implementation of cost reduction initiatives.

Operating Income

        Operating income for the year ended December 31, 2002 was $235.5 million, as compared to $263.9 million for 2001, representing a decrease of $28.4 million or 10.8%. This decline in operating income was a result of the increase in direct costs and non-recurring items, which was greater than the increase in combined revenues.

Depreciation and Amortization

        Depreciation and amortization expenses for the year ended December 31, 2002 were $120.0 million, an increase of $3.3 million, or 2.8%, as compared to 2001. This growth was attributable to ongoing capital expenditures required to maintain our network and deploy value-added products.

Financial Expenses and Other Items

        Financial expenses for the year ended December 31, 2002 were $76.2 million, as compared to $101.3 million in 2001, a decline of $25.1 million or 24.8%. This decline in financial expenses was mainly due to foreign exchange gains on our U.S. dollar-denominated long-term debt, which amounted to $2.2 million for the year ended December 31, 2002, as compared to a foreign exchange loss of $12.1 million in 2001. Interest expenses on long-term debt were $8.4 million, or 10.1%, lower in the year ended December 31, 2002, as compared to the year ended December 31, 2001. This decrease was due to lower interest rates and partial repayment of long-term debt.

        Other items for the year ended December 31, 2002 consisted of a $25.0 million restructuring provision to cover a workforce reduction program. For the year ended December 31, 2001, other items totaled $95.6 million and consisted primarily of the write-off of fixed assets and deferred charges relating to our residential Internet protocol telephony project, which was suspended in 2001 due to market and technological uncertainties.

Net Income

        We reported net income of $11.5 million in the year ended December 31, 2002, as compared to a net loss of $53.0 million in 2001, an increase of $64.5 million. This increase resulted from the write-off of fixed assets and deferred charges relating to our residential Internet protocol telephony project in 2001 and the fact that we had no such corresponding write-off in 2002.

        Effective January 1, 2002, we implemented the Canadian Institute of Chartered Accountants Handbook Section 3062, Goodwill and Other Intangible Assets. In accordance with this standard, we will not amortize goodwill and intangible assets with indefinite useful lives. Prior to January 1, 2002, we amortized goodwill using the straight-line method over a period of up to 40 years.

Liquidity and Capital Resources

        Our principal liquidity and capital resource requirements consist of:

  •
  capital expenditures to maintain and upgrade our network in order to support the growth of our customer base;

  •
  the cost of migrating our customers from analog to digital cable television service; and

  •
  the service and repayment of our debt.

Capital Expenditures

        During the year ended December 31, 2003, we invested $90.3 million in capital expenditures, as compared to $93.0 million in capital expenditures in 2002, representing a decline of $2.7 million, or 2.9%. We spent $7.1 million to implement our new video-on-demand service. We also invested $8.0 million to support the growth of our Internet access service. We continued to focus on success-driven capital spending and maintaining our network so that it remains in very good condition.

        Capital expenditures for the year ended December 31, 2002 were $93.0 million, as compared to $133.3 million for the year ended December 31, 2001, representing a decline of $40.3 million, or 30.2%. This reduction resulted from the expensing of $15.7 million of indirect costs in 2002 that were capitalized in 2001 and the suspension of our Internet protocol telephony project, in which we invested $25.7 million before this suspension in 2001.

        In addition to maintenance capital expenditures, we decided in December 2003 to invest in additional capital expenditures to upgrade our two-way capability network in Quebec City to increase the bandwidth from 480 MHz to 750 MHz or greater, and we are currently contemplating additional capital expenditures to similarly upgrade our network in Central Quebec. We estimate that $29.1 million of capital expenditures over two years will be required to upgrade our network in Quebec City, and we believe that our cash flow from operating activities will be sufficient to meet these anticipated capital expenditures. If we were to proceed with the upgrade of our network in Central Quebec, we estimate that these capital expenditures could amount to approximately $15 million over two years.

Servicing and Repayment of Our Debt

        During the year ended December 31, 2003, we made cash interest payments of $65.1 million, as compared to $77.0 million for the year ended December 31, 2002. During the year ended December 31, 2003, we borrowed $150.0 million in the form of a subordinated loan from our parent company, Quebecor Media, and used the proceeds of this loan to repay an equivalent amount under our credit facilities. The mandatory principal repayments on our credit facilities were $70.7 million during the year ended December 31, 2003. On October 8, 2003, we refinanced our debt. We issued US$335.0 million aggregate principal amount of our 6 7/8% Senior Notes due January 15, 2014, repaid in full and terminated the Term A and Term B loans under our original credit facilities, borrowed $368.1 million under a new Term C loan and reduced the aggregate amount we may borrow under our revolving credit facility from $150.0 million to $100.0 million. As part of this transaction, we also terminated our foreign currency swap relating to the fully repaid and terminated Term B loan. As a result of this transaction, the mandatory repayments of our credit facilities were reduced to $50.0 million per year, with the remainder due in 2008. Financing costs of $9.1 million were incurred for this transaction and will be amortized over the life of the financing.

        For the year ended December 31, 2002, we repaid $159.3 million of our long-term debt. During the year ended December 31, 2001, we acquired the shares of Vidéotron (1998) ltée from our parent company, Quebecor Media, and issued to it a $300.0 million promissory note and a $300.0 million Series E preferred share, as described in note 2 to our audited consolidated financial statements. This promissory note was repaid on the same date with the funds we received from additions to our credit facilities.

Payment of Dividends

        During the quarter ended December 31, 2003, we paid a dividend of $20.0 million to our sole shareholder Quebecor Media. No dividends were paid during the years ended December 31, 2001 and 2002. We expect to pay quarterly dividends to Quebecor Media in the future, subject to the terms of our indebtedness and applicable law.

Retractable Preferred Shares

        In 2001 and 2002, we issued retractable Series E preferred shares to Quebecor Media, which were presented as a liability in our consolidated financial statements at the retraction price of these shares. During the year ended December 31, 2003, these preferred shares were exchanged for our common shares. The excess of the retraction price over the stated capital of these preferred shares was credited to our contributed surplus account in an amount of $301.2 million.

        During the year ended December 31, 2003, we issued one retractable Series F preferred share to Quebecor Media, which is presented as a liability in our consolidated financial statements at a retraction price of $2.0 million.

Contractual Obligations and Other Commercial Commitments

        Contractual Obligations.    Our material obligations under firm contractual arrangements, including commitments for future payments under our credit facilities, notes, the CF Cable notes and operating lease arrangements, as of December 31, 2003, are summarized below and are disclosed in notes 13, 16 and 17 to our audited consolidated financial statements.

		Payments Due By Period
	Total	<1 year	1-3 years	4-5 years	>5 years
	(dollars in millions)
Contractual obligations:
Credit facilities	$355.6	$50.0	$100.0	$205.6	$—
Notes	430.4	—	—	—	430.04
CF Cable notes	100.6	—	—	100.6	—
Operating leases and other debt	23.0	6.5	9.2	4.7	2.6

Total contractual cash obligations	$909.6	$56.5	$109.2	$310.9	$433.0

        As of December 31, 2003, the outstanding balance on our credit facilities was $355.6 million. We made mandatory principal repayments on these facilities of $70.7 million during the year ended December 31, 2003 and repaid $150.0 million from the proceeds of the subordinated loan we entered into with Quebecor Media. On October 8, 2003, concurrently with the issuance of our notes, we repaid in full and terminated the Term A and Term B loans under our original credit facilities, borrowed $368.1 million under a new Term C loan and reduced the aggregate amount we may borrow under our revolving credit facility from $150.0 million to $100.0 million. As a result of this transaction, repayment under our remaining credit facilities are reduced to $50.0 million per year, with the remainder in 2008. Our subordinated loan from Quebecor Media is repayable in 2015 and requires no debt amortization. The CF Cable notes are due in 2007 and are redeemable at our option on or after July 15, 2005 at 100.0% of their principal amount.

        We rent equipment and premises under various operating leases. As of December 31, 2003, we estimated that the minimum aggregate payments under these leases over the next five years will be approximately $23 million. During the year ended December 31, 2003, we renewed or extended several leases and entered into new operating leases. As of December 31, 2003, we believe that the minimum payments under these leases over the next five years will not be materially different than they were as of December 31, 2003.

        Effective January 1, 2002, we entered into a five-year management services agreement with Quebecor Media for services it provides to us, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. This agreement provides for an annual management fee payable to Quebecor Media of $5.3 million for the year ended December 31, 2003 and amounts to be agreed upon for the years 2004, 2005 and 2006. Management fees payable to Quebecor Media will amount to $6.5 million for the year ended December 31, 2004. See "Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions — Management Services and Others."

        Other Commercial Commitments.    We have contractual arrangements with Vidéotron Télécom ltée, or VTL, for bandwidth and transportation of Internet services that will expire on August 31, 2004. We have numerous agreements with VTL for broadband services maturing up to 15 years. These commitments are in accordance with current market prices. See "Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions — Telecommunications Services."

        As of December 31, 2003, there were no material commitments for capital expenditures.

Sources of Liquidity and Capital Resources

        Our primary sources of liquidity and capital resources are:

  •
  funds from operations;

  •
  financing from related party transactions;

  •
  capital market debt financings; and

  •
  our credit facilities.

        Funds from Operations.    Cash provided by operating activities during the year ended December 31, 2003 was $194.1 million, as compared to $195.9 million for the year ended December 31, 2002, a decline of $1.8 million. Cash flow from operations before changes in non-cash operating items, amounted to $220.4 million for the year ended December 31, 2003, as compared to $143.8 million for 2002, an increase of $76.6 million or 53.3%. This increase was due to the improvement in operating results. Non-cash operating items used $26.3 million during the year ended December 31, 2003, as compared to $52.1 million provided in 2002, a decrease of $78.4 million. The payment of accrued restructuring charges, payments to programming suppliers and to affiliated companies caused the variation.

        For the year ended December 31, 2002, cash provided by operating activities was $195.9 million, as compared to $208.0 million in 2001.

        Financing from Related Party Transactions.    In the year ended December 31, 2003, we borrowed $150.0 million under a subordinated loan from our parent company, Quebecor Media. The loan, maturing in 2015 and bearing interest at bankers' acceptance rate plus 1.5%, is subordinated in right of payment to the prior payment in full of the entirety of our existing and future indebtedness under our credit facilities and to the notes. On October 8, 2003, the terms of this subordinated loan were amended such that interest throughout the term of the loan is payable in cash at our option. See "Item 10 — Additional Information — Material Contracts — Subordinated Loan Agreement effective as of January 1, 2002 between Quebecor Media Inc. and Vidéotron Ltée, as amended by a First Amending Agreement dated as of October 8, 2003 between Quebecor Media Inc. and Vidéotron Ltée."

        Interest Rate and Foreign Exchange Management.    We use certain financial instruments, such as interest rate swaps, currency swap agreements and cross-currency interest rate swap agreements, to manage our interest rate and foreign exchange exposure on debt instruments. These instruments are not used for trading or speculative purposes. See "Item 11 — Quantitative and Qualitative Disclosure about Market Risk."

        We expect that our cash requirements relating to our existing operations over the next twelve months will be to fund operating activities and working capital, capital expenditures and debt service payments. We plan to fund these requirements from the sources of cash described above.

        We believe that, based on our current levels of operations and anticipated growth, our cash from operations, together with our other available sources of liquidity, will be sufficient for the foreseeable future to fund anticipated capital expenditures and to make required payments of principal and interest on our debt, including payments due on the notes and under our credit facilities, as amended. We also expect, to the extent permitted by the terms of our indebtedness and applicable law, to pay quarterly dividends to Quebecor Media in the future.

Summary of Critical Accounting Policies

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Consequently, actual results could differ from these estimates. We believe that the following are some of the more critical areas requiring the use of management estimates.

Long-Lived Assets

        We review our property and equipment for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by comparing the carrying amount of the assets to the projected cash flows the assets are expected to generate. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value.

        We also evaluate goodwill for impairment on at least an annual basis and whenever events or circumstances indicate that the carrying amount may not be recoverable from its estimated future cash flows. Impairment of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which are established based on projected discounted future cash flows of the unit using a discount rate reflecting our average cost of funds. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired, and a second test is performed to measure the amount of impairment loss.

        In our determination of the recoverability of property, equipment and goodwill, we based our estimates used in preparing the discounted cash flows on historical and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Employee Future Benefits

        Pensions.    Pension costs of our defined benefit pension plan are determined using actuarial methods and could be impacted significantly by our assumptions regarding future events, including expected return on plan assets and rate of compensation increases. The fluctuation of the discount rate at each measurement date also has an impact.

        Other Post-Retirement Benefits.    We accrue the cost of post-retirement benefits, other than pensions, which are impacted significantly by a number of management assumptions, such as the discount rate, the rate of compensation increase, and an annual rate of increase in the per capita cost of covered benefits. These benefits, which are funded by us as they become due, include mainly life insurance programs and cable service.

        Employee future benefits accounting policy is explained at note 1(j) to our audited consolidated financial statements, and assumptions on expected return on plan assets, rate of compensation increases and discount rates are disclosed in note 3 to our audited consolidated financial statements.

Subsidies on Equipment Sold to Customers

        During the fourth quarter ended December 31, 2003, we revised our accounting policies for the sale of equipment to our customers. Up to the end of the third quarter ended September 30, 2003, the costs of subsidies granted to our customers on the equipment sold were capitalized and amortized over a three-year period on a straight-line basis. We changed our accounting policies to expense, as they are incurred, the costs related to our customers' subsidies. These changes have been applied retroactively.

Off-Balance Sheet Arrangements

Operating Leases

        We have guaranteed a portion of the residual values of certain assets under our operating leases with expiry dates between 2004 and 2008, to the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, then we must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $6.4 million. As at December 31, 2003, we have not recorded a liability associated with these guarantees because we do not expect to make any payments pertaining to the guarantees of these leases.

Guarantees under Lease Agreements

        One of our subsidiaries has provided guarantees to the lessor of certain of the franchisees for operating leases, with expiry dates through 2008. If a franchisee defaults under the agreement, the subsidiary must, under certain conditions, compensate the lessor for the default. The maximum exposure in respect of these guarantees is $5.9 million. As at December 31, 2003, this subsidiary has not recorded a liability associated with these guarantees because it is its present estimation that no franchisee will default under the applicable agreement. Recourse against the sub-lessee is also available up to the total amount due.

Guarantees Related to the Notes

        Under the terms of the indenture governing the notes, we are committed to pay any amount of withholding taxes that could eventually be levied by any Canadian Taxing Authority (as defined in this indenture) on payments made to the lenders so that the amounts the lenders would receive are not less than amounts receivable if no taxes are levied. The amount of such guarantee is not limited and it is not possible for us to establish a maximum exposure amount of the guarantee because our exposure depends exclusively on the future actions, if any, by the Canadian Taxing Authorities. Although no recourse exists for such liability, we have the right to redeem the notes at their face value if such taxes were levied by any Canadian Taxing Authority, thereby terminating the guarantee.

Risks and Uncertainties

        In the normal course of business, we are exposed to fluctuations in interest rates and exchange rates. We manage this exposure through staggered maturities and an optimal balance of fixed and variable rate obligations. As at December 31, 2003, we were using derivative financial instruments to reduce our exchange rate and interest rate exposure.

        While these agreements expose us to the risk of non-performance by a third party, we believe that the possibility of incurring such loss is remote due to the creditworthiness of the parties with whom we deal. We do not hold or issue any derivative financial instruments for trading purposes. A description of the financial derivatives used by us as at December 31, 2003 is provided in note 1(h) to our consolidated financial statements and in "Item 11 — Quantitative and Qualitative Disclosure about Market Risk."

        Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivable amounts from individual customers. As of December 31, 2003, we had no significant concentration of credit risk.

Regulation

        We are subject to extensive government regulation mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both of which are administered by the Canadian Radio-television and Telecommunications Commission. Changes to the regulations and policies governing broadcast television, speciality channels and program distribution through cable and direct broadcast satellite services, the introduction of new regulations or policies or terms of license or treatment of the tax deductibility of advertising expenditures could have a material effect on our business, financial condition or results of operations.

Canadian and United States Accounting Policy Differences

        We prepare our financial statements in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. The areas of material differences and their impact on our financial statements are described in note 22 to our audited annual consolidated financial statements included elsewhere in this annual report. Significant differences include the accounting for derivative financial instruments and the accounting for development and pre-operating costs.

        Under Canadian GAAP, derivative financial instruments are accounted for on an accrual basis, with gains and losses being deferred and recognized in income in the same period and in the same financial category as the income or expenses arising from the corresponding hedged position. Under U.S. GAAP, derivative financial instruments are recorded at fair value.

        Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability, are deferred and amortized. Under U.S. GAAP, these costs are expensed as incurred.

        Under U.S. GAAP, we would apply push-down accounting to reflect the new basis of the assets and liabilities after the acquisition of us by Quebecor Media. Under the push-down basis of accounting, the following adjustments were accounted from the acquisition date:

As of October 23, 2000
(dollars in thousands)
Fixed assets	$114,608
Deferred charges	(22,585)
Goodwill	4,360,512

Change in assets	4,452,535

Accrued charges	40,445
Future income taxes	24,930

Change in liabilities	65,375

Change in contributed surplus	$4,387,160

Recent Canadian GAAP Accounting Pronouncements

        In November 2001, the Canadian Institute of Chartered Accountants, or the CICA, issued Accounting Guideline 13, Hedging Relationship, and in November 2002 the CICA amended the effective date of this guideline. This accounting guideline establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2004. On January 1, 2004 we re-assessed all hedging relationships to determine whether the criteria established by the CICA's new accounting guideline were met or not and we began applying the new guideline on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flow between the hedged item and the hedging item. Since the new Canadian criteria for hedge accounting are consistent with existing U.S. criteria for qualifying for hedge accounting, with which we comply, we do not anticipate any material impact from adopting this accounting guideline.

        The CICA has also issued section 1100 of the CICA Handbook, Generally Accepted Accounting Principles. Section 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles, and it describes both what constitutes, as well as the sources of, Canadian GAAP. This section also provides guidance on what sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles. Section 1100 of the CICA Handbook came into force on January 1, 2004. In accordance with common industry practices, equipment subsidies were deferred and amortized over a period of three years, and customer reconnection costs were capitalized and depreciated over a three-year or a four-year period on a straight-line basis. Industry practices no longer qualify as being acceptable under Canadian GAAP. Under the new accounting principles, equipment subsidies are to be accounted for as revenues for the product of sales and cost of sales for the cost of equipment and recognized in earnings at the time of the sale and customer reconnection costs will be accounted for as operating expenses when incurred.

        During the fourth quarter ended December 31, 2003, we revised our accounting policies on equipment subsidies and customer reconnection costs to be in accordance with the new accounting principles. These changes have been applied retroactively and had the following effects for the three fiscal years ended December 31, 2001, 2002 and 2003:

  •
  our operating revenues increased by $16.3 million, $25.4 million and $19.4 million;

  •
  our direct and operating costs increased by $33.3 million, $63.1 million and $61.6 million;

  •
  our depreciation expense decreased by $16.2 million, $21.2 million and $27.4 million;

  •
  our income tax expense decreased by nil, $5.2 million and $4.0 million; and

  •
  our net loss increased by $0.8 million, and our net income decreased by $11.3 million and $10.8 million.

As at December 31, 2002, deferred charges decreased by $35.2 million, our fixed assets decreased by $10.7 million, our future income tax assets increased by $16.1 million and our deficit as at January 1, 2001 increased by $17.7 million. Although the retroactive application of these changes affected amounts presented for prior periods under Canadian GAAP, it will not affect the amounts presented for prior periods under U.S. GAAP because the new accounting policies with respect to equipment subsidies and customer reconnection costs are consistent with the applicable existing accounting policies under U.S. GAAP.

        We chose to implement this change in our accounting policies in the fourth quarter ended December 31, 2003 in accordance with the provisions of Section 1506, Accounting Changes, of the CICA Handbook. Section 1506 of the CICA Handbook requires that changes in accounting policies be applied retroactively, except where certain conditions apply. Had we not made this accounting change in 2003, we would have been required to do so on January 1, 2004, the date on which Section 1100 of the CICA Handbook came into effect. Under the provisions of Section 1100 of the CICA Handbook, the change would have been applied on a prospective basis and would have resulted in a lack of comparability of operating results for the periods in which different accounting principles were used.

        In March 2003, the CICA issued Section 3110 of the CICA Handbook, Asset Retirement Obligations. This section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards require an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The standards define the fair value as the amount at which that liability could be settled in a current transaction between willing parties, other than in a forced or liquidation transaction. An entity is subsequently required to allocate that asset retirement cost to amortize it over its useful life. The standards in Section 3110 are applicable to financial periods starting on or after January 1, 2004. We implemented these new standards in the first quarter of 2004. The adoption of these standards did not have a material impact on our consolidated financial statements for the first quarter ended March 31, 2004.

        In June 2003, the CICA amended the standards on the presentation and disclosure of financial instruments included in Section 3860 of the CICA Handbook, Financial Instruments — Disclosure and Presentation. The new standards require obligations that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. Thus, securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity. These revised standards are applicable to financial periods starting on or after November 1, 2004. We do not intend to apply these new standards prior to that date.

        In December 2002, the CICA issued Section 3063 of the CICA Handbook, Impairment or Disposal of Long-lived Assets. Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by us. It requires that an impairment loss be recognised when the carrying amount of a long-lived asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal; an impairment should be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. This guideline is harmonized with the corresponding guideline under U.S. GAAP. The new standards in Section 3063 are applicable for financial periods beginning on or after April 1, 2003. We implemented the new standards in the first quarter of 2004. The adoption of these standards did not have a material impact on our consolidated financial statements for the first quarter ended March 31, 2004.

Recent U.S. GAAP Accounting Pronouncements

        In May 2003, FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (FAS 150), which requires companies to evaluate certain financial instruments within the scope of the standard to determine their appropriate classification as liabilities measured at their fair value. FAS 150 is effective immediately for all financial instruments of public companies entered into or modified after May 31, 2003, and it is otherwise effective for the first interim period beginning on or after June 15, 2003. This Statement has no impact on our financial statements.

        In April 2003, FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends the financial accounting and reporting for derivative instruments to clarify the definition of a derivative, expand the nature of exemptions from the statement, clarify the application of hedge accounting when using certain instruments, clarify when an embedded derivative with an underlying that is an interest rate or interest rate index is not considered clearly and closely related to the host contract, and modify the cash flow presentation of derivative instruments that contain financing elements. This statement is effective for derivative transactions and hedging relationships entered into or modified after June 30, 2003. We do not expect that this statement will have a material impact on our consolidated financial statements.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

        The following table presents certain information concerning our directors and executive officers as of April 28, 2004:

Name and Municipality of Residence	Age	Position
ANDRÉ BOURBONNAIS(1) Longueuil, Québec	42	Director
ROBERT DÉPATIE Rosemère, Québec	45	Director and President and Chief Executive Officer
SERGE GOUIN Montréal, Québec	61	Director and Chairman of the Board
JEAN LA COUTURE, FCA(1) Montréal, Québec	57	Director
JACQUES MALLETTE Longueuil, Québec	46	Director and Executive Vice President and Chief Financial Officer
JEAN-LOUIS MONGRAIN(1) Longueuil, Québec	60	Director
PIERRE KARL PÉLADEAU Montréal, Québec	42	Director
YVAN GINGRAS Montréal, Québec	47	Executive Vice President, Finance and Operations
BERNARD BRICAULT Quebec City, Québec	51	Vice President, Technical Quality
SYLVAIN BROSSEAU Varennes, Québec	37	Vice President, Customer Service
MARK D'SOUZA Montréal, Québec	43	Vice President and Treasurer
ANDRÉ GASCON Longueuil, Québec	42	Vice President, Information Technologies
DANIEL PROULX Montréal, Québec	46	Vice President, Engineering
SERGE REYNAUD Lorraine, Québec	48	Vice President, Human Resources and Communications
J. SERGE SASSEVILLE Montréal, Québec	45	Vice President, Legal Affairs and Secretary
ÉDOUARD G. TRÉPANIER Longueuil, Québec	53	Vice President, Public and Regulatory Affairs
CLAUDINE TREMBLAY Montréal, Québec	50	Assistant Secretary

(1)
Member of our Audit Committee.

        André Bourbonnais, Director. Mr. Bourbonnais has served as a director of our company since April 2003, and he has also been a director of Quebecor Media since December 2002. He serves as a member of the audit committee and the compensation and human resources committee of Quebecor Media. After working at the Montréal office of the law firm of Stikeman Elliott, he became an Associate and later a Partner at Transact International, a mergers and acquisitions consultancy company in Monaco. He returned to Montréal in 1993 and joined Teleglobe Inc., where he was successively Senior Legal Counsel, Executive Vice President, and Chief Legal Officer and Secretary. He then became Senior Vice President and Chief Legal Officer of Cirque du Soleil Inc. Mr. Bourbonnais joined Capital Communications CDPQ in 2001 as President of CDP Capital, Financial Services and in December 2002 was named President of CDP Capital Communications. Mr. Bourbonnais is a member of the Québec Bar and a graduate of the London School of Economics and Political Science.

        Robert Dépatie, Director and President and Chief Executive Officer. Mr. Dépatie has been a director of our company and our President and Chief Executive Officer since June 2003. He joined us in December 2001 as Senior Vice President, Sales, Marketing and Customer Service. Before joining us, Mr. Dépatie held numerous senior positions in the food distribution industry, such as President of Distributions Alimentaires Le Marquis/Planters from 1999 to 2001 and General Manager of Les Aliments Small-Fry (Humpty Dumpty) from 1998 to 1999. From 1988 to 1998, he held various senior positions with H.J. Heinz Canada Ltd., such as Executive Vice-President from 1993 to 1998. He has also been a director of Joncas Postexperts Inc., an indirect subsidiary of Quebecor World Inc., since April 2002.

        Serge Gouin, Director and Chairman of the Board. Mr. Gouin has served as a director of our company and our Chairman of the Board since July 2001. In addition, Mr. Gouin was appointed to the position of President and Chief Executive Officer of Quebecor Media in March 2004. Mr. Gouin has also been a director of Quebecor Media since the fall of 2000 and served as Chairman of the Board of Directors of Quebecor Media from January 2003 to March 2004. He is also a member of the executive committee of the Board of Directors of Quebecor Media and chairs its compensation and human resources committee. Mr. Gouin is Advisory Director of Citigroup Global Markets Canada Inc. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Le Groupe Vidéotron Ltée. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of Télé-Métropole Inc. Mr. Gouin is also a member of the board of directors of Astral Media Inc., Cott Corporation, Onex Corporation and Cossette Communication Group Inc.

        Jean La Couture, FCA, Director. Mr. La Couture has served as a director of our company since October 2003, and he has also been a director of Quebecor Media and the Chairman of its audit committee since May 5, 2003. Mr. La Couture, a Fellow Chartered Accountant, is President of Private Hearing Ltd., a mediation and negotiation firm, and President of Top Management Services Inc., a management firm. He also acts as President for the Mediation and Arbitration Institute of Quebec and the "Regroupement des assureurs de personnes à charte du Québec (RACQ)." From 1972 to 1994, he was President and Chief Executive Officer of three organisations, including La Garantie, Compagnie d'assurance de l'Amérique du Nord, a Canadian specialty line insurance company from 1990 to 1994. Mr. La Couture also serves as Director on the Board of Directors of several corporations, including Quebecor Inc., Quebecor Media, Groupe Pomerleau (a Quebec-based construction company), Innergex Power Income Fund, and Hydro-Québec CapiTech inc.

        Jacques Mallette, Director and Executive Vice President and Chief Financial Officer. Mr. Mallette has served as a director of our company and our Executive Vice President and Chief Financial Officer since April 2003. Mr. Mallette has also served as Executive Vice President and Chief Financial Officer of Quebecor Inc., Quebecor Media and Sun Media Corporation since March 2003. Prior to joining the Quebecor group of companies, Mr. Mallette was President and Chief Executive Officer of Cascades Boxboard Group Inc., where he started as Vice President and Chief Financial Officer in 1994. He also serves as director of a number of subsidiaries of Quebecor Media. Mr. Mallette has been a member of the Canadian Institute of Chartered Accountants since 1982.

        Jean-Louis Mongrain, Director. Mr. Mongrain has served as a director of our company since October 2003. Mr. Mongrain has also been a director of Quebecor Media since December 13, 2002. Mr. Mongrain is an experienced banker, who successively worked for the Royal Bank of Canada and the Laurentian Bank. Mr. Mongrain graduated from Sherbrooke University where he obtained a master's degree in commerce. He worked for more than 10 years for the Royal Bank of Canada where he occupied various functions in the commercial and corporate banking sectors. After that, he worked for the Laurentian Bank from 1989 to 2000 where he served as head of the credit functions of the bank as well as President of the credit committee. He was responsible for the updating of the credit policies and was also involved in several due diligence investigations in connection with various acquisitions.

        Pierre Karl Péladeau, Director. Mr. Péladeau has served as a director of our company since June 2001. In addition, Mr. Péladeau is President and Chief Executive Officer of Quebecor Inc. and was appointed to the position of President and Chief Executive Officer of Quebecor World in March 2004. Mr. Péladeau served as President and Chief Executive Officer of Quebecor Media from August 2000 to March 2004. Mr. Péladeau joined Quebecor's communications division in 1985 as Assistant to the President. From 1989 until 1991, Mr. Péladeau was Vice-President, Operations of Quebecor Group Inc., and he was appointed President in 1991. In 1994, Mr. Péladeau helped establish Quebecor Printing Europe and, as its President, oversaw its growth through a series of acquisitions in France, the United Kingdom, Spain and Germany to become one of Europe's largest printers by 1997. In 1997, Mr. Péladeau became Executive Vice President and Chief Operating Officer of Quebecor Printing Inc. (which has since become Quebecor World Inc.). In 1999, Mr. Péladeau became President and Chief Executive Officer of Quebecor Inc. Mr. Péladeau was also our President and Chief Executive Officer from July 2001 until June 2003. Mr. Péladeau sits on the boards of directors of numerous companies in the Quebecor group and is active in many charitable and cultural organizations.

        Yvan Gingras, Executive Vice President, Finance and Operations. Mr. Gingras joined us in 2001 as Senior Vice President, Finance and Administration and was appointed our Executive Vice President, Finance and Operations in July 2003. Prior to joining us, Mr. Gingras was Vice President and Controller of Abitibi-Consolidated Inc. from 2000 to 2001. He also held several positions, including senior management functions, with Donohue Inc. from 1981 to 2000. Mr. Gingras has been a member of the Canadian Institute of Chartered Accountants since 1980.

        Bernard Bricault, Vice President, Technical Quality. Mr. Bricault has served as our Vice President, Technical Quality since September 1997. Mr. Bricault has been with us for more than 20 years and has held various senior mangement positions since 1987.

        Sylvain Brosseau, Vice President, Customer Service. Mr. Brosseau has served as our Vice President, Customer Service since July 2003. From 1996 to July 2003, Mr. Brosseau held various management positions with us, including Executive Director, Customer Service and Executive Director, Technical Support.

        Mark D'Souza, Vice President and Treasurer. Mr. D'Souza has served as our Vice President and Treasurer since April 2002. Mr. D'Souza also serves as Vice President and Treasurer of Quebecor Media and Quebecor Inc. He was Chief Financial Officer of Quebecor World Europe from June 2000 to April 2002. He was Vice President and Treasurer of Quebecor World Inc. from September 1997 to June 2000. Prior to joining the Quebecor group of companies, he served as Director, Finance of Société Générale de Financement du Québec from March 1995 to September 1997 and served in corporate finance positions at the Royal Bank of Canada and Union Bank of Switzerland from July 1989 to March 1995.

        André Gascon, Vice President, Information Technologies. Mr. Gascon joined us in October 2003. Prior to his appointment as Vice President, Information Technologies, Mr. Gascon served for more than two years as Team Manager of Service Conseil Mona inc., an information technology consulting firm based in Montréal. From 1998 to 2001, he was Director, Information Technology of Microcell Telecommunications Inc. Between 1986 and 1998, Mr. Gascon has held various management positions relating to information technology with

Larochelle Gratton inc. and Société de Transport de Laval. Mr. Gascon holds a master degree in business administration from the Sherbrooke University.

        Daniel Proulx, Vice President, Engineering. Prior to his appointment as Vice President, Engineering in July 2003, Mr. Proulx served as our Vice President, Information Technology. Mr. Proulx has held various management positions since joining us in 1995.

        Serge Reynaud, Vice President, Human Resources and Communications. Mr. Reynaud joined us in January 2003 as our Vice President, Human Resources and Communications. From October 1999 to December 2002, he was Chief Administration Officer of Quebecor World Europe, a division of Quebecor World Inc. He also was Vice President, Human Resources of Quebecor Printing Inc. (which has since become Quebecor World Inc.) from 1997 to 1999. From 1993 to 1997, Mr. Reynaud was Director of Human Resources, Europe and Canada of Abbott Laboratories and Director, Organizational Development of Domtar Inc.

        J. Serge Sasseville, Vice President, Legal Affairs and Secretary. Mr. Sasseville was appointed our Vice President, Legal Affairs and Secretary in November 2001. He is also Vice President, Strategy, Legal and Corporate Affairs and Corporate Secretary, Cable TV and Internet Portals of Quebecor Media and Vice-President, Legal Affairs and Secretary of Netgraphe Inc. Mr. Sasseville has held various senior management positions in the Quebecor group of companies since 1987. Mr. Sasseville is and has been a member of the boards of numerous organizations promoting Canadian cultural and entertainment industries. He has been a member of the Québec Bar since 1981.

        Edouard G. Trépanier, Vice President, Public and Regulatory Affairs. Mr. Trépanier has served as our Vice President, Public and Regulatory Affairs since March 2002. Mr. Trépanier also serves as Vice President, Regulatory Affairs of Quebecor Media. Mr. Trépanier was our Director, Regulatory Affairs from 1994 to 2001. Prior to joining us in 1994, he held several positions at the CRTC, including Interim General Director of Operations, Pay-television and Speciality Services. Prior to joining the CRTC, Mr. Trépanier worked as a television producer for TVA Group Inc., Rogers Communications Inc. and the Canadian Broadcasting Corporation in Ottawa. Mr. Trépanier is and has been a member of the boards of numerous cable industry organizations.

        Claudine Tremblay, Assistant Secretary. Ms. Tremblay has served as our Assistant Secretary since November 2001. In addition, Ms. Tremblay is currently Director, Corporate Services and has been Assistant Secretary of Quebecor Media since its inception. Since August 1998, Ms. Tremblay has been Assistant Secretary of Quebecor Inc. She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor Media. Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1988. She has also been a member of the Chambre des Notaires du Québec since 1977.

COMPENSATION

        Except for our President and Chief Executive Officer, Mr. Robert Dépatie, and our Executive Vice President and Chief Financial Officer, Mr. Jacques Mallette, all of our directors are also directors of Quebecor Media, and, as such, do not receive any remuneration in their capacity as directors of Vidéotron, except for the members of our audit committee who receive attendance fees of $1,200 per meeting and Mr. La Couture who receives an annual fee of $3,500 to act as Chairman of the audit committee. Mr. Mallette does not receive any remuneration as a director of Vidéotron. Mr. Dépatie, who is an employee of Vidéotron, is not entitled to receive any additional compensation for serving as our director. Our directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our board of directors and our audit committee. We paid $8,075 aggregate amount of cash compensation to the members of our audit committee as a group in annual fees and attendance fees for the period from the formation of our audit committee in October 2003 to December 31, 2003.

        The aggregate amount of compensation we paid for the year ended December 31, 2003 to our executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was $1.9 million, including salaries, bonuses and profit-sharing payments.

Quebecor Media's Stock Option Plan

        On January 29, 2002, Quebecor Media established a stock option plan to attract, retain and provide incentives to directors, executive officers and key contributors to the success of Quebecor Media and its subsidiaries. The compensation committee of Quebecor Media is responsible for the administration of this stock option plan and, as such, designates the participants under this stock option plan and determines the number of options granted, the vesting schedule, the expiry date and any other conditions applicable to such options.

        All of the options granted under this stock option plan entitle the holder thereof to acquire common shares of Quebecor Media. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than the fair market value of the common shares as determined by the compensation committee (if the common shares of Quebecor Media are not listed at the time of the grant) or the market price (as defined in this stock option plan) of the common shares on the stock exchanges where such shares are listed at the time of the grant, as the case may be. Unless authorized by the compensation committee for a change in control transaction, no option may be exercised by an optionee if the shares of Quebecor Media have not been listed on a recognized stock exchange.

        Except under specific circumstances and unless the compensation committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the compensation committee at the time of the grant: (1) equally over five years with the first 20.0% vesting on the first anniversary of the date of the grant; (2) equally over four years with the first 25.0% vesting on the second anniversary of the date of the grant; and (3) equally over three years with the first 33.3% vesting on the third anniversary of the date of the grant.

        On December 31, 2007, if the shares of Quebecor Media have not been so listed, optionees will have until January 31, 2008 to exercise their vested options, which period we refer to as the private company window. An additional private company window (from January 1st, 2010 to January 31, 2010) was recently approved by the board of directors of Quebecor Media. At the time an optionee exercises his or her options, such optionee may request to receive in lieu of the underlying common shares a cash amount, or a cash exercise, representing the difference between the exercise price of the option and the fair market value or the trading price, as the case may be, of the underlying common shares at the time of exercise. For any cash exercises, and in particular for the anticipated multiple cash exercises if the private company window is in effect, Quebecor Media may elect to pay all amounts owing in several installments if it is determined by Quebecor Media that it would be prudent to do so based on its financial condition. Options not exercised prior to their expiration will be forfeited and may be re-issued pursuant to this stock option plan.

        Following the reverse stock split in December 2003, the maximum number of common shares of Quebecor Media that may be issued under this stock option plan is 6,185,714 common shares, and no optionee may hold options covering more than 5.0% of the issued and outstanding shares of Quebecor Media.

        During the year ended December 31, 2003, 14 of our executive officers were granted options to purchase 339,271 common shares of Quebecor Media at a price determined by the compensation committee of Quebecor Media in accordance with the terms and conditions of this stock option plan.

Pension Benefits

        Both Quebecor Media and we maintain pension plans for our non-unionized employees.

        Quebecor Media's pension plan provides higher pension benefits to eligible executive officers than those provided to other employees. The higher pension benefits under this plan equal 2.0% of average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and from the age of 61 years without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media's pension plan are as prescribed by the Income Tax Act (Canada). An executive officer contributes to this plan an amount equal to 5.0% of his or her salary up to a maximum of $4,583 in 2004.

        Our pension plan provides pension benefits to our executive officers equal to 2.0% of salary (excluding bonuses) for each year of membership in the plan. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under our pension plan are as prescribed under the Income Tax Act (Canada). An executive officer contributes to this plan an amount equal to 5.0% of his or her salary up to a maximum of $3,500 per year.

        The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media's and our pension plans:

	Years of Membership
Compensation
	10	15	20	25	30
$91,667 or more	$18,333	$27,500	$36,667	$45,833	$55,000

Supplemental Retirement Benefit Plan for Designated Executives

        In addition to Quebecor Media's and our pension plans, both Quebecor Inc., or Quebecor, and we provide supplemental retirement benefits to certain designated executives. As of December 31, 2003, three of our senior executive officers were participants under Quebecor's supplemental retirement benefit plan, and two of our senior executive officers were participants under our supplemental retirement benefit plan.

        The benefits payable to the senior executive officers who participate in Quebecor's supplemental retirement benefit plan are calculated on the basis of their respective average salaries (including bonuses) for the best five consecutive years. The pension is payable for life without reduction from the age of 61. In case of death after retirement and from the date of death, Quebecor's supplemental retirement benefit plan provides for the payment of a joint and survivor pension to the eligible surviving spouse, representing 50.0% of the retiree's pension for a period of up to ten years.

        As of December 31, 2003, our senior executive officers participating in Quebecor's supplemental retirement benefit plan each had credited service of less than three years.

        The benefits payable to our two senior executive officers who participate in our supplemental retirement benefit plan are calculated on the basis of their respective average salaries (excluding bonuses) for the best five consecutive years. The benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the senior executive officer, subject to an early retirement reduction. In case of death after retirement and from the date of death, our supplemental retirement benefit plan provides for the payment of a joint and survivor pension to the eligible surviving spouse representing 60.0% of the retiree's pension.

        As of December 31, 2003, one of our senior executive officers had a credited service of 2.3644 years under our supplemental retirement benefit plan, while a second senior executive officer began to accrue service on February 4, 2003 under such plan.

        The table below indicates the annual supplemental pension that would be payable at the normal retirement age of 65 years:

	Years of Credited Service
Compensation
	10	15	20	25	30
$ 300,000	$41,667	$62,500	$83,333	$104,167	$125,000
400,000	61,667	92,500	123,333	154,167	185,000
500,000	81,667	122,500	163,333	204,167	245,000
600,000	101,667	152,500	203,333	254,167	305,000
800,000	141,667	212,500	283,333	354,167	425,000
1,000,000	181,667	272,500	363,333	454,167	545,000
1,200,000	221,667	332,500	443,333	554,167	665,000
1,400,000	261,667	392,500	523,333	654,167	785,000

Liability Insurance

        Quebecor Inc. carries liability insurance for the benefit of its directors and officers, as well as for the directors and officers of its direct and indirect subsidiaries, including us and some of our associated companies, against certain liabilities incurred by them in such capacity.

BOARD PRACTICES

        Reference is made to "Item 6 — Directors, Senior Management and Employees — Directors and Senior Management" for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.

        There are no directors' service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

        Our board of directors has seven directors. Each director is selected by Quebecor Media, our sole shareholder, to serve until a successor director is elected or appointed. On October 9, 2003, we formed a three-person audit committee. Our audit committee is composed of Mssrs. André Bourbonnais, Jean La Couture and Jean-Louis Mongrain. Mr. La Couture is the Chairman of our audit committee and our audit committee financial expert. See "Item 16A — Audit Committee Financial Expert." We do not have a remuneration committee.

        Our board of directors adopted the mandate of our audit committee in light of the Sarbanes-Oxley Act of 2002. In general, our audit committee assists our board of directors in overseeing our financial controls and reporting. Our audit committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

        The current mandate of our audit committee provides, among other things, that our audit committee reviews our annual and quarterly financial statements before they are submitted to our board of directors, as well as the financial information contained in our annual reports on Form 20-F, our management's discussion and analysis of financial conditions and results of operations, our quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews our accounting policies and practices; and discusses with our independent auditors the scope of their audit and reviews their recommendations and the responses of our management to their recommendations. Our audit committee is also responsible for ensuring that we have in place adequate and efficient internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our audit committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditors, and it submits the appropriate recommendations to our board of directors in connection with these services and fees. Our audit committee also reviews the scope of the audit and the results of the examinations conducted by our internal audit department. In addition, our audit committee recommends the appointment of our independent auditors, subject to our sole shareholder's approval.

EMPLOYEES

        As of December 31, 2003, we had 2,304 full-time and part-time employees. Substantially all of our employees are based and work in the Province of Québec. Approximately 1,825 of our employees are unionized, and the terms of their employment are governed by one of our four regional collective bargaining agreements. Our two most important collective bargaining agreements, covering a total of approximately 1,700 employees in the Montréal and Quebec City regions, were renewed in April 2003 and expire on December 31, 2006. We also have two other collective bargaining agreements that cover the approximately 125 unionized employees in the Chicoutimi and Hull regions. The collective bargaining agreement for our unionized Chicoutimi employees expired on December 31, 2002, was renewed on October 9, 2003 and expires on December 31, 2007. Our collective bargaining agreement with our unionized Hull employees expired on August 31, 2003 and was renewed on January 20, 2004. This renewed collective bargaining agreement expires on August 31, 2008.

        We have had significant labor disputes in the past. The renewal in April 2003 of our collective bargaining agreements for the Montréal and Quebec City regions ended a labor dispute, which began in May 2002, that disrupted our operations, resulted in damages to our network and impaired our operating results. The terms of the new collective bargaining agreements, however, enable us to reduce our operating costs and enhance productivity and provide us with greater flexibility in the management of our operations. We believe these new agreements have resulted in operating expenses that are approximately $20 million lower, on an annualized basis, than what we would have incurred under our previous labor agreements. The terms of these new agreements include:

  •
  an increase in the standard number of hours worked per week;

  •
  greater flexibility in the management of outsourcing and working schedules;

  •
  reductions in employee benefits; and

  •
  no salary increases through 2004 and 2.5% salary increases for 2005 and 2006.

SHARE OWNERSHIP

        None of our equity securities are held by any of our directors or senior executive officers.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

        We are a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a leading Canadian-based media company with interests in newspaper publishing operations, television broadcasting, business telecommunications, book and magazine publishing and new media services, as well as our cable operations. Through these interests, Quebecor Media holds leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category.

        Quebecor Media is 54.7% owned by Quebecor Inc., a communications holding company, and 45.3% owned by CDP Capital-Communications. Quebecor Inc.'s primary assets are its interests in Quebecor Media and Quebecor World Inc., one of the world's largest commercial printers. CDP Capital-Communications is a wholly-owned subsidiary of Caisse de dépôt et placement du Québec, Canada's largest pension fund with over $140 billion in assets under management.

RELATED PARTY TRANSACTIONS

        The following describes some transactions in which we and our directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favorable to us than could have been obtained from independent third parties.

Video-On-Demand Services

        Groupe Archambault Inc., or Archambault, which is a subsidiary of Quebecor Media, was granted a video-on-demand service license by the CRTC in July 2002. Effective March 1, 2003, we entered into an affiliation agreement with Archambault granting us the non-exclusive right to offer Archambault's video-on-demand services to our customers. This agreement provides that we pay to Archambault 62% of all revenues generated from the fees paid by our customers to use Archambault's video-on-demand services. This agreement expires on August 31, 2008, which is also the expiration date of Archambault's CRTC license, but if Archambault obtains a renewed video-on-demand license from the CRTC, this agreement will be automatically renewed for a period equal to the length of this renewed license.

        In connection with this affiliation agreement, we also entered into a video-on-demand services agreement with Archambault. Pursuant to this services agreement, we have agreed to provide various technical services to Archambault to enable it to provide to our customers its video-on-demand services over our network. In consideration of these technical services, Archambault will pay us a fee of 8% of all revenues generated from fees paid by our customers to use Archambault's video-on-demand services. The term of this agreement is the same as that of the affiliation agreement.

        For the year ended December 31, 2003, we paid a fee of $0.9 million to Archambault under the affiliation agreement, and we received a fee of $0.1 million from Archambault under the services agreement.

Telecommunications Services

        We have entered into several contracts with Vidéotron Télécom ltée, or VTL, a business telecommunications company wholly owned by Quebecor Media, for the provision or exchange of telecommunications services.

Telecommunications Services Agreements

        In September 1999, we entered into a fifteen-year agreement pursuant to which VTL provides us with inter-city connections for the transmission of both one-way and two-way video and telephony signals. Under the agreement, VTL also leases to us fiber-optic and other equipment and provides maintenance and management services for our inter-city transmission circuits. We have an option to renew the contract for an additional fifteen year-term upon its expiration in 2014. In addition, in December 2000, we entered into a five-year contract, automatically renewable for one-year periods thereafter, pursuant to which VTL provides us with intra-city transmission and other telecommunications services.

Fiber Optic Maintenance Agreement

        In September 1999, we entered into a long-term mutual maintenance agreement pursuant to which VTL provides maintenance services on our fiber optic strands that are located within VTL's fiber optic cables, and we provide the same services on VTL's fiber optic strands that are located within our fiber optic cables. Each party is billed monthly for the costs attributable to the maintenance of such party's fiber optic strands.

Internet Services Agreements

        We provide dial-up and high-speed Internet access to our customers through our wholly-owned subsidiary, Vidéotron (1998) ltée. In September 1999, Vidéotron (1998) ltée entered into two agreements with a wholly-owned subsidiary of VTL, Vidéotron Télécom (1998) ltée, or VTL 1998, relating to the provision of Internet access services to their respective customers. Both agreements had an initial term of three years with automatic renewal provisions for twelve-month periods thereafter. We have indicated to VTL our intent not to renew these agreements on their current terms.

        For the year ended December 31, 2002, we paid to VTL a total of $22.5 million in access fees, and for the year ended December 31, 2003, we paid to VTL a total of $12.2 million under these service agreements.

Call Center and Customer Support Agreement

        On May 3, 2002, we entered into a service agreement with Joncas Télexperts, a division of Joncas Postexperts Inc., or Joncas, an indirect subsidiary of Quebecor World Inc., itself an indirect subsidiary of Quebecor Inc. Under this service agreement, Joncas has agreed to provide us with certain administrative services, including the planning, set-up, operation and management of a new call center located in Montréal, and to provide operational and management services related to a second call center located in Montréal. These call centers offer us sales and after-sales customer support for our cable television and Internet access customers. The agreement terminates on December 31, 2004 and will be automatically renewed thereafter for successive one year periods, unless notice to the contrary is provided by either us or Joncas. The total amount we paid to Joncas under this agreement in 2003 was approximately $9.1 million.

Management Services and Others

        We have earned revenue from TVA Group for providing it with access to a specialty advertising channel carried on our network and incurred expenses for purchases and services obtained from related companies at prices and conditions prevailing on the market, as summarized below. The majority of our related party purchases were related to the telecommunications and Internet services agreements described above and for programming purchases, advertising purchases, outsourcing of call center operations and information technology services.

        The following table presents the amounts of our revenues, accounts receivable, purchases, accounts payable and fixed assets from transactions with related parties during the periods indicated:

	Year Ended December 31,
	2001	2002	2003
	(dollars in millions)
Revenues	$1.8	$1.7	$2.5
Accounts receivable	2.1	11.1	0.1
Purchases	69.0	78.4	60.6
Accounts payable	19.4	65.4	18.4
Fixed assets	5.6	3.3	1.6

        We entered into a five-year management services agreement with Quebecor Media for services it provides to us, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Under this agreement, management fees paid to Quebecor Media were $2.4 million for the year ended December 31, 2002 and $5.3 million for the year ended December 31, 2003. Management fees payable to Quebecor Media will amount to $6.5 million for the year ended December 31, 2004 and will be agreed upon for the years 2005 and 2006.

Indebtedness to Quebecor Media

        We have also entered into a subordinated loan agreement with Quebecor Media. See "Item 10 — Additional Information — Material Contracts — Subordinated Loan Agreement effective as of January 1, 2002 between Quebecor Media Inc. and Vidéotron Ltée, as amended by a First Amending Agreement dated as of October 8, 2003 between Quebecor Media Inc. and Vidéotron Ltée."

INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8 — FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        Our consolidated balance sheets as at December 31, 2002 and 2003 and our consolidated statements of operations, shareholder's equity and cash flows for the years ended December 31, 2001, 2002 and 2003, including the notes thereto and together with the auditors' report thereon, are presented at Item 17 of this annual report.

LEGAL PROCEEDINGS

        In October 2001, Illico Informatique inc. instituted legal action against us and Quebecor Media seeking permanent injunctive relief preventing us from using the iLLICO trademark and damages in the amount of $25,000. The plaintiff is alleging, among other matters, that it has used the "Illico" trademark since 1988 with respect to the provision of legal services, legal research services with the assistance of computers, computer science and legal publishing via telecommunications. In defense, we are arguing, among other matters, that the rights accorded to Illico Informatique inc. with respect to the "Illico" trademark are limited to case law research with the assistance of computers, that the word Illico is not proprietary to the plaintiff, that the word Illico can be found in French-language dictionaries, that the word Illico appears in the business name of more than forty businesses operating in the Province of Québec and that the word Illico is not distinctive of the services offered by the plaintiff. This legal proceeding will be heard in March 2004 in the Superior Court of Quebec.

        On March 13, 2002, an action was filed in the Superior Court of Quebec by Investissement Novacap inc., Telus Québec inc. and Paul Girard against Vidéotron, in which the plaintiffs allege that we wrongfully terminated our obligations under a share purchase agreement entered into in August 2000 and are seeking damages of approximately $26 million.

        In November 2001, Voca-tel Communications Inc. instituted legal proceedings against us for wrongful breach of contract in the amount of $4.7 million.

        In 1999, Regional Cablesystems Inc. (now Persona Communications Inc.) initiated an arbitration in which it is seeking an amount of $8.6 million as a reduction of the purchase price of the shares of Northern Cable Holding sold to Regional Cablesystems Inc. by CF Cable in October 1998.

        We believe that the legal actions and arbitration proceedings described above are unfounded, and we intend to vigorously defend our position in each of these matters.

        We are also involved from time to time in various claims and lawsuits incidental to the conduct of our business in the ordinary course. We carry insurance coverage in such amounts that we believe to be reasonable under the circumstances. We believe that an adverse outcome of such legal proceedings will not have a material adverse impact on our operating results or our financial condition.

DIVIDEND POLICY

        As of December 31, 2003, our outstanding share capital consists of 11,174,813 common shares and 1 Series F preferred share, all of which are held by Quebecor Media Inc.

        No dividends were paid during the years ended December 31, 2001 and 2002. In the fourth quarter of 2003, we paid a dividend of $20.0 million to Quebecor Media. We expect to pay quarterly dividends to Quebecor Media, our sole shareholder, in the future, subject to the terms of our indebtedness and applicable law.

SIGNIFICANT CHANGES

        On January 16, 2004, our subsidiary Vidéotron (1998) ltée borrowed $1.1 billion from Quebecor Media. This subordinated loan bears interest at 10.75% per annum and matures on January 16, 2019. On the same day as the borrowing, Vidéotron (1998) ltée used all the proceeds from this subordinated loan to purchase preferred shares, Series D, of Quebecor Media. This transaction was effected to improve the tax consolidation in the Quebecor Media group of companies.

        Except as otherwise disclosed in this annual report, there has been no other material adverse change in our financial position since December 31, 2003.

ITEM 9 — THE OFFER AND LISTING

OFFER AND LISTING DETAILS

        Not applicable.

PLAN OF DISTRIBUTION

        Not applicable.

MARKETS

        On October 8, 2003, we issued and sold our 6 7/8% Senior Notes due January 15, 2014 in a private placement exempt from the registration requirements of the Securities Act of 1933, and the initial purchasers of these old notes then resold them in reliance on other exemptions from the registration requirements of the Securities Act of 1933. In connection with the issuance of these old notes, we and our subsidiaries guaranteeing these old notes entered into a registration rights agreement with the initial purchasers. Pursuant to this registration rights agreement, we agreed, among other things, to file an exchange offer registration statement with the Securities and Exchange Commission with respect to a registered offer to exchange without novation these old notes for our new 6 7/8% Senior Notes due January 15, 2014, which would be registered under the Securities Act of 1933. Accordingly, we filed a registration statement on Form F-4 with the Securities and Exchange Commission on November 24, 2003 and completed the registered exchange offer on February 9, 2004. Consequently, we have US$335.0 million in aggregate principal amount of our notes, which are registered under the Securities Act of 1933, outstanding.

        Although our notes are registered under the Securities Act of 1933, there can be no assurance as to (1) the liquidity of the market, if any, for our notes, (2) the ability of the holders of the notes to sell them or (3) the prices at which any sales may be made. Our notes are not currently listed on any national securities exchange or quoted on a quotation system. We do not presently intend to apply to list our notes on any national securities exchange or to have them quoted on a quotation system. The record holder of our notes is Cede & Co., a nominee of The Depository Trust Company.

SELLING SHAREHOLDERS

        Not applicable.

DILUTION

        Not applicable.

EXPENSES OF THE ISSUER

        Not applicable.

ITEM 10 — ADDITIONAL INFORMATION

SHARE CAPITAL

        Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

        Our Articles of Amalgamation and the various Articles of Amendment to the Articles of Amalgamation filed by us are incorporated by reference from Amendment No. 1 to our Registration Statement on Form F-4

filed with the Securities and Exchange Commission on January 8, 2004 (Registration No. 333-110697). In addition, the Articles of Amendment to our Articles of Amalgamation, which were filed on January 16, 2004, are included as Exhibit 1.2 to this annual report. Our Articles of Amalgamation and the various Articles of Amendment to the Articles of Amalgamation filed by us are collectively referred to as the "Articles." The following is a summary of certain provisions of our Articles and our by-laws:

1.
On September 1, 1989, Télécable St-Damien Inc. and Vidéotron Ltée amalgamated, under the authority of Part IA of the Companies Act (Québec), into a single company using the name "Vidéotron Ltée" with the Designating Number 1140137788. The Articles describe the purposes of our company to be the following:

•
manufacture, import, export, buy, sell, lease, rent, use, install, repair any device, instrument or machine for the production, preservation, accumulation, transmission or distribution of electrical current of any nature, or any device or electrical supply, including, without limiting the generality of the foregoing, electronic devices of all kinds, radios and televisions, broadcasting and radio wave reception equipment, the parts, materials and devices that can be used in relation to the production, sale, renting, loan, operation, repair and distribution of such objects;

•
manufacture, import, export, buy, sell, lease, rent, use, install and repair all merchandise, materials and objects of any kind and deal in them in any way;

•
do business as agent or representative of manufacturers and act as agent of manufacturers;

•
organize, administer, develop, all business or enterprises and collaborate in the organization, administration and development of all corporations, companies, unions, partnerships or businesses and acquire and administer any business or enterprise in which we may have an interest and to dispose of them at our discretion;

•
purchase or otherwise acquire and hold real estate or any interest in real estate to obtain revenue from them or to occupy them;

•
acquire or hold in order to obtain interest or dividends from them but not to deal in them for profit, shares, debentures, warrants, bonds and securities issued or guaranteed by any government, board, public agency, municipality or other, in Canada or elsewhere, and any rights or interests in these assets;

•
serve as guarantor to any bank, person, firm or corporation for the payment of any sum by any person, firm or corporation and for the execution by any person, firm or corporation of its undertakings and stipulations pursuant to any contract or other obligations; and

•
broadcast, transmit or receive sound, images, signs, signals, data or messages by wire, cable, waves or any electrical, electronic, magnetic, electromagnetic or optical means and, without limiting the generality of the foregoing, cable television.

  These purposes can be found in the provisions respecting the limits imposed on our activities, where appropriate, stated in Schedule C to our Articles of Amalgamation of September 1, 1989.

2.	(a)	Our by-laws provide that we may transact business with one or more of our directors or with any company of which one or more of our directors are members or employees or with any corporation or association of which one or more of our directors are shareholders, directors, officers or employees. The director who has an interest in the transaction must disclose his or her interest to us and to the other directors before expressing a view of this transaction and shall refrain from deliberating or voting on the transaction, except if his or her vote is necessary to commit us in respect of the transaction.
  (b)
  Neither the Articles nor our by-laws contain provisions with respect to directors' power, in the absence of an independent quorum, to determine their remuneration.

  (c)
  Subject to any restriction which may from time to time be included in the Articles or our by-laws, or the terms, rights or restrictions of any of our shares or securities outstanding, our directors may authorize us, by simple resolution, to borrow money and obtain advances upon the credit of our company when they consider it appropriate. Our directors also may, by simple resolution, when they consider it appropriate, (i) issue bonds or other securities of our company and give them in guarantee or sell them for prices and amounts deemed appropriate; (ii) mortgage, pledge or give as surety our present or future movable and immovable property to ensure the payment of these bonds or other securities or give a part only of these guarantees for the same purposes; and (iii) mortgage or pledge our real estate or give as security or otherwise encumber with any charge our movables or give these various kinds of securities to assure the payment of loans made other than by the issuance of bonds as well as the payment or the execution of other debts, contracts and commitments of our company.

    Neither the Articles nor our by-laws contain any provision with respect to (d) the retirement or non-retirement of our directors under an age limit requirement or (e) the number of shares, if any, required for the qualification of our directors.

3.
The rights, preferences and restrictions attaching to our common shares and our preferred shares (consisting of our Series A, Series B, Series C, Series D, Series E, Series F and Series G preferred shares) are set forth below:

Common Shares

  (a)
  Dividend rights: Subject to the rights of the holders of our preferred shares, each common share is entitled to receive such dividends as our board of directors shall determine.

  (b)
  Voting rights: The holders of our common shares are entitled to vote at each shareholders' meeting at which the holders of at least 30% of the outstanding shares of our share capital carrying voting rights at such meeting are present in person or represented by proxy. Each common share entitles the holder to one vote. Except in the case of a vacancy occurring on our board of directors during the term of such director's office, each director shall be elected at an annual meeting of our shareholders or at any special general meeting of our shareholders called for that purpose by a majority of the votes cast in respect of such election.

  (c)
  Rights to share in our profits: Other than as provided in paragraph (a) above (pursuant to which the holders of our common shares are entitled to receive dividends as determined by our board of directors) and paragraph (d) below (pursuant to which the holders of our common shares are entitled to participation in the remaining property and assets of our company available for distribution in the event of liquidation or dissolution), none.

  (d)
  Rights upon liquidation: In the event of our liquidation or dissolution or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, whether voluntarily or involuntarily, the holders of our common shares shall be entitled, subject to the rights of the holders of our preferred shares, to participate equally, share for share, in our remaining property and assets available for distribution to our shareholders, without preference or distinction.

  (e)
  Redemption provisions: None.

  (f)
  Sinking fund provisions: None.

  (g)
  Liability to further capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as prescribed in the resolutions of our board of directors. Our directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

  (h)
  Provisions discriminating against existing or prospective holders of common shares as a result of such holder owning a substantial number of common shares: None.

Preferred Shares

Series A Preferred Shares

  (a)
  Dividend rights: Subject to the rights of the holders of our Series G preferred shares, the registered holders of our Series A preferred shares are entitled to receive, during each fiscal year, if and when declared by our board of directors, from the funds available for payment of dividends, fixed, non-cumulative and preferential dividends at a rate of 10% per year, of the total amount paid for the Series A preferred shares.

  (b)
  Voting rights: Except for expressly contrary provisions contained in the Articles and in the Companies Act (Québec), the holders of our Series A preferred shares do not have any right to vote in the election of directors or for any other purposes and do not have the right to receive notice of meetings of shareholders or to attend them.

    The Articles provide, however, that as long as there are preferred shares of any series outstanding, we may not, except with the approval of the holders of the preferred shares of such series, and after complying with the provisions of the Companies Act (Québec), create any other shares with priority over or having the same rank as the preferred shares of such series, liquidate voluntarily or dissolve our company or conduct any reduction of the capital resulting in the distribution of our assets to other shares of our share capital or revoke, amend or otherwise change any of the provisions in the Articles related to the preferred shares of such series. We will be deemed to have obtained the approval of the holders of the preferred shares of any series outstanding with respect to the matters described in the foregoing sentence if it is contained in a resolution (i) adopted by at least two-thirds (2/3) of the votes expressed by holders of the preferred shares of such series voting on this resolution at a meeting or (ii) in a document signed by all the holders of the preferred shares of such series outstanding.

  (c)
  Rights to share in our profits: Other than as provided in paragraph (a) above (pursuant to which the holders of our Series A preferred shares are entitled to receive certain dividends, if and when declared by our board of directors), paragraph (d) below (pursuant to which the holders of our Series A preferred shares are entitled to participation in the property and assets of our company available for distribution in the event of our liquidation or dissolution) and paragraph (e) below (pursuant to which the holders of our Series A preferred shares have redemption rights), none.

  (d)
  Rights upon liquidation: The Articles provide that in case of our liquidation or dissolution or any other distribution of our capital, no amount is paid and no asset distributed to the holders of any other class of shares of our share capital until there has been paid first to the holders of our Series G preferred shares, in preference to all of our other shareholders, an amount equal to $1,000 per Series G preferred share and any accumulated and unpaid dividends with respect thereto and then to the holders of our preferred shares of other series the total amount of the contribution received in consideration for the preferred shares held by them respectively and, in the case of preferred shares with cumulative dividends, of all dividends then accumulated on them and unpaid and, in the case of preferred shares with non-cumulative dividends, of all dividends then declared on them and unpaid, if any, plus any other amount, if any, that is determined by our directors relative to each series before the issue of any preferred shares of such a series, and the holders of the preferred shares are entitled to payment, according to their respective rights, of all this money from our assets, with preference to the holders of shares of any other class of shares of our share capital and with priority over them. All the rest of our assets and funds are then distributed and paid to the holders of shares of the classes of our share capital according to their respective rights.

    The Articles further provide that, subject to the rights of the holders of our Series G preferred shares, our preferred shares of each series (other than our Series G preferred shares) rank equally with our preferred shares of each other series (other than our Series G preferred shares) with respect to the payment of dividends and the distribution of our assets in case of our liquidation or dissolution, whether voluntary as involuntary. However, in the case where our assets are not sufficient to fully reimburse the amount due on our preferred shares of all series outstanding, our assets will be applied, first, to the payment to the holders of our Series G preferred shares of an amount equal to $1,000 per Series G preferred share and any accumulated and unpaid dividends with respect thereto and, second, to the equal and proportional payment of the contribution received in consideration for our preferred shares of each series (other than our Series G preferred shares) outstanding and third for the equal and proportional payment of the accumulated and unpaid cumulative dividends, whether they were declared or not, and the non-cumulative dividends declared and unpaid, with respect to our preferred shares of such series (other than our Series G preferred shares).

  (e)
  Redemption provisions: Subject to the provisions of the Companies Act (Québec), each registered holder of our Series A preferred shares has the right, at his or her discretion, to require us to redeem from him or her at any time all or on occasion a portion of the Series A preferred shares he or she holds for a redemption price equal to the excess of the fair market value of the assets or shares received in exchange for the issuance of such Series A preferred shares on the total of (1) the fair market value of any consideration (other than the Series A preferred shares) paid by us at this exchange and (2) the value of any obligation assured by us as part of this exchange, plus all declared and unpaid dividends on the Series A preferred shares being redeemed. This redemption price shall be adjusted accordingly if the department of national revenue, the minister of revenue of Québec or a court with jurisdiction decides that the fair market value of the assets or shares received in exchange for the issuance of the Series A preferred shares or the fair market value of any consideration (other than the Series A preferred shares) paid by us during this exchange differs from that established by our auditors.

    In addition, we may, at our option, redeem our Series A preferred shares at any time at the redemption price that is determined by our board of directors for such series before the issuance of any preferred shares of such series plus any declared and unpaid dividends.

  (f)
  Sinking fund provisions: None.

  (g)
  Liability to further capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as prescribed in the resolutions of the board of directors. Our directors may, from time to time, make calls upon the shareholders in respect of any money unpaid upon their shares.

  (h)
  Provisions discriminating against existing or prospective holders of our Series A preferred shares as a result of such holder owning a substantial number of our Series A preferred shares: None.

Series B Preferred Shares

  (a)
  Dividend rights: Subject to the rights of the holders of our Series G preferred shares, the registered holders of our Series B preferred shares are entitled to receive, during each fiscal year, if and when declared by our board of directors, from the funds available for payment of dividends, fixed, non-cumulative and preferential dividends at a rate of 9% per year, of the total amount paid for the Series B preferred shares.

  (b)
  Voting rights: Except for expressly contrary provisions contained in the Articles and in the Companies Act (Québec), the holders of our Series B preferred shares do not have any right to vote in the election of directors or for any other purposes and do not have the right to receive notice of meetings of shareholders or to attend them.

    The Articles provide, however, that as long as there are preferred shares of any series outstanding, we may not, except with the approval of the holders of the preferred shares of such series, and after complying with the provisions of the Companies Act (Québec), create any other shares with priority over or having the same rank as the preferred shares of such series, liquidate voluntarily or dissolve our company or conduct any reduction of the capital resulting in the distribution of our assets to other shares of our share capital or revoke, amend or otherwise change any of the provisions in the Articles related to the preferred shares of such series. We will be deemed to have obtained the approval of the holders of the preferred shares of any series outstanding with respect to the matters described in the foregoing sentence if it is contained in a resolution (i) adopted by at least two-thirds (2/3) of the votes expressed by holders of the preferred shares of such series voting on this resolution at a meeting or (ii) in a document signed by all the holders of the preferred shares of such series outstanding.

  (c)
  Rights to share in our profits: Other than as provided in paragraph (a) above (pursuant to which the holders of our Series B preferred shares are entitled to receive certain dividends, if and when declared by our board of directors), paragraph (d) below (pursuant to which the holders of our Series B preferred shares are entitled to participation in the property and assets of our company available for distribution in the event of our liquidation or dissolution) and paragraph (e) below (pursuant to which the holders of our Series B preferred shares have redemption rights), none.

  (d)
  Rights upon liquidation: The Articles provide that in case of our liquidation or dissolution or any other distribution of our capital, no amount is paid and no asset distributed to the holders of any other class of shares of our share capital until there has been paid first to the holders of our Series G preferred shares, in preference to all of our other shareholders, an amount equal to $1,000 per Series G preferred share and any accumulated and unpaid dividends with respect thereto and then to the holders of our preferred shares of other series the total amount of the contribution received in consideration for the preferred shares held by them respectively and, in the case of preferred shares with cumulative dividends, of all dividends then accumulated on them and unpaid and, in the case of preferred shares with non-cumulative dividends, of all dividends then declared on them and unpaid, if any, plus any other amount, if any, that is determined by our directors relative to each series before the issue of any preferred shares of such a series, and the holders of the preferred shares are entitled to payment, according to their respective rights, of all this money from our assets, with preference to the holders of shares of any other class of shares of our share capital and with priority over them. All the rest of our assets and funds are then distributed and paid to the holders of shares of the classes of our share capital according to their respective rights.

    The Articles further provide that, subject to the rights of the holders of our Series G preferred shares, our preferred shares of each series (other than our Series G preferred shares) rank equally with our preferred shares of each other series (other than our Series G preferred shares) with respect to the payment of dividends and the distribution of our assets in case of our liquidation or dissolution, whether voluntary or involuntary. However, in the case where our assets are not sufficient to fully reimburse the amount due on our preferred shares of all series outstanding, our assets will be applied, first, to the payment to the holders of our Series G preferred shares of an amount equal to $1,000 per Series G preferred share and any accumulated and unpaid dividends with respect thereto and, second, to the equal and proportional payment of the contribution received in consideration for our preferred shares of each series (other than our Series G preferred shares) outstanding and third for the equal and proportional payment of the accumulated and unpaid cumulative dividends, whether they were declared or not, and the non-cumulative dividends declared and unpaid, with respect to our preferred shares of such series (other than our Series G preferred shares).

  (e)
  Redemption provisions: Subject to the provisions of the Companies Act (Québec), each registered holder of our Series B preferred shares has the right, at his or her discretion, to require us to redeem from him or her at any time all or on occasion a portion of the Series B preferred shares he or she holds for a redemption price equal to the excess of the fair market value of the assets or shares received in exchange for the issuance of such Series B preferred shares on the total of (1) the fair market value of any consideration (other than the Series B preferred shares) paid by us at this exchange and (2) the value of any obligation assumed by us as part of this exchange, plus all declared and unpaid dividends on the Series B preferred shares being redeemed. This redemption price shall be adjusted accordingly if the department of national revenue, the minister of revenue of Québec or a court with jurisdiction decides that the fair market value of the assets or shares received in exchange for the issuance of the Series B preferred shares or the fair market value of any consideration (other than the Series B preferred shares) paid by us during this exchange, differs from that established by our auditors.

    In addition, we may, at our option, redeem the Series B preferred shares at any time at the redemption price that is determined by the board of directors for such series before the issuance of any preferred shares in such series plus any declared and unpaid dividends.

  (f)
  Sinking fund provisions: None.

  (g)
  Liability to further capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as prescribed in the resolutions of the board of directors. Our directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

  (h)
  Provisions discriminating against existing or prospective holders of our Series B preferred shares as a result of such holder owning a substantial number of our Series B preferred shares: None.

Series C Preferred Shares

  (a)
  Dividend rights: Subject to the rights of the holders of our Series G preferred shares, the registered holders of our Series C preferred shares are entitled to receive, during each month of any fiscal year, if and when declared by our board of directors, from the funds available for payment of dividends, fixed, non-cumulative and preferential dividends at a rate equal to the prime rate of our lead banker less 0.75% of the total amount of the contribution received in consideration of the Series C preferred shares at the times and for the amounts and at the place or places that our board of directors may, on occasion, determine.

  (b)
  Voting rights: Except for expressly contrary provisions contained in the Articles and in the Companies Act (Québec), the holders of our Series C preferred shares do not have any right to vote in the election of directors or for any other purposes and do not have the right to receive notice of meetings of shareholders or to attend them.

    The Articles provide, however, that as long as there are preferred shares of any series outstanding, we may not, except with the approval of the holders of the preferred shares of such series, and after complying with the provisions of the Companies Act (Québec), create any other shares with priority over or having the same rank as the preferred shares of such series, liquidate voluntarily or dissolve our company or conduct any reduction of the capital resulting in the distribution of our assets to other shares of our share capital or revoke, amend or otherwise change any of the provisions in the Articles related to the preferred shares of such series. We will be deemed to have obtained the approval of the holders of the preferred shares of any series outstanding with respect to the matters described in the foregoing sentence if it is contained in a resolution (i) adopted by at least two-thirds (2/3) of the votes expressed by holders of the preferred shares of such series voting on this resolution at a meeting or (ii) in a document signed by all the holders of the preferred shares of such series outstanding.

  (c)
  Rights to share in our profits: Other than as provided in paragraph (a) above (pursuant to which the holders of our Series C preferred shares are entitled to receive certain dividends, if and when declared by our board of directors), paragraph (d) below (pursuant to which the holders of our Series C preferred shares are entitled to participation in the property and assets of our company available for distribution in the event of our liquidation or dissolution) and paragraph (e) below (pursuant to which the holders of our Series C preferred shares have redemption rights), none.

  (d)
  Rights upon liquidation: The Articles provide that in case of our liquidation or dissolution or any other distribution of our capital, no amount is paid and no asset distributed to the holders of any other class of shares of our share capital until there has been paid first to the holders of our Series G preferred shares, in preference to all of our other shareholders, an amount equal to $1,000 per Series G preferred share and any accumulated and unpaid dividends with respect thereto and then to the holders of our preferred shares of other series the total amount of the contribution received in consideration for the preferred shares held by them respectively and, in the case of preferred shares with cumulative dividends, of all dividends then accumulated on them and unpaid and, in the case of preferred shares with non-cumulative dividends, of all dividends then declared on them and unpaid, if any, plus any other amount, if any, that is determined by our directors relative to each series before the issue of any preferred shares of such a series, and the holders of the preferred shares are entitled to payment, according to their respective rights, of all this money from our assets, with preference to the holders of shares of any other class of shares of our share capital and with priority over them. All the rest of our assets and funds are then distributed and paid to the holders of shares of the classes of our share capital according to their respective rights.

    The Articles further provide that, subject to the rights of the holders of our Series G preferred shares, our preferred shares of each series (other than our Series G preferred shares) rank equally with our preferred shares of each other series (other than our Series G preferred shares) with respect to the payment of dividends and the distribution of our assets in case of our liquidation or dissolution, whether voluntary or involuntary. However, in the case where our assets are not sufficient to fully reimburse the amount due on our preferred shares of all series outstanding, our assets will be applied, first, to the payment to the holders of our Series G preferred shares of an amount equal to $1,000 per Series G preferred share and any accumulated and unpaid dividends with respect thereto and, second, to the equal and proportional payment of the contribution received in consideration for our preferred shares of each series (other than our Series G preferred shares) outstanding and third for the equal and proportional payment of the accumulated and unpaid cumulative dividends, whether they were declared or not, and the non-cumulative dividends declared and unpaid, with respect to our preferred shares of such series (other than our Series G preferred shares).

  (e)
  Redemption provisions: Subject to the provisions of the Companies Act (Québec), each registered holder of our Series C preferred shares has the right, at his or her discretion, to ask us to redeem from him or her at any time all or some of the Series C preferred shares he or she holds for an amount equal to their redemption price or the total amount of the contribution received as consideration for the Series C preferred shares being redeemed plus an amount equal to all dividends then declared by us and unpaid.

    In addition, we may, at our option, redeem the Series C preferred shares at any time at the redemption price that is determined by the board of directors for such series before the issuance of any preferred shares in such series plus any declared and unpaid dividends.

  (f)
  Sinking fund provisions: None.

  (g)
  Liability to further capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as prescribed in the resolutions of the board of directors. Our directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

  (h)
  Provisions discriminating against existing or prospective holders of our Series C preferred shares as a result of such holder owning a substantial number of our Series C preferred shares: None.

Series D Preferred Shares

  (a)
  Dividend rights: Subject to the rights of the holders of our Series G preferred shares, when our board of directors declares a dividend, the holders of our Series D preferred shares have the right to receive, up to the amount of the declared dividend, with priority over the holders of our common shares and from the funds applicable to the payment of the dividends, a monthly preferential and non-cumulative dividend, of 1% per month, calculated on the applicable redemption value of our Series D preferred shares.

  (b)
  Voting rights: Except for expressly contrary provisions contained in the Articles and in the Companies Act (Québec), the holders of our Series D preferred shares do not have any right to vote in the election of directors or for any other purposes and do not have the right to receive notice of meetings of shareholders or to attend them.

    The Articles provide, however, that as long as there are preferred shares of any series outstanding, we may not, except with the approval of the holders of the preferred shares of such series, and after complying with the provisions of the Companies Act (Québec), create any other shares with priority over or having the same rank as the preferred shares of such series, liquidate voluntarily or dissolve our company or conduct any reduction of the capital resulting in the distribution of our assets to other shares of our share capital or revoke, amend or otherwise change any of the provisions in the Articles related to the preferred shares of such series. We will be deemed to have obtained the approval of the holders of the preferred shares of any series outstanding with respect to the matters described in the foregoing sentence if it is contained in a resolution (i) adopted by at least two-thirds (2/3) of the votes expressed by holders of the preferred shares of such series voting on this resolution at a meeting or (ii) in a document signed by all the holders of the preferred shares of such series outstanding.

  (c)
  Rights to share in our profits: Other than as provided in paragraph (a) above (pursuant to which the holders of our Series D preferred shares are entitled to receive certain dividends, if and when declared by our board of directors), paragraph (d) below (pursuant to which the holders of our Series D preferred shares are entitled to participation in the property and assets of our company available for distribution in the event of our liquidation or dissolution) and paragraph (e) below (pursuant to which the holders of our Series D preferred shares have redemption rights), none.

  (d)
  Rights upon liquidation: The Articles provide that in case of our liquidation or dissolution or any other distribution of our capital, no amount is paid and no asset distributed to the holders of any other class of shares of our share capital until there has been paid first to the holders of our Series G preferred shares, in preference to all of our other shareholders, an amount equal to $1,000 per Series G preferred share and any accumulated and unpaid dividends with respect thereto and then to the holders of our preferred shares of other series the total amount of the contribution received in consideration for the preferred shares held by them respectively and, in the case of preferred shares with cumulative dividends, of all dividends then accumulated on them and unpaid and, in the case of preferred shares with non-cumulative dividends, of all dividends then declared on them and unpaid, if any, plus any other amount, if any, that is determined by our directors relative to each series before the issue of any preferred shares of such a series, and the holders of the preferred shares are entitled to payment, according to their respective rights, of all this money from our assets, with preference to the holders of shares of any other class of shares of our share capital and with priority over them. All the rest of our assets and funds are then distributed and paid to the holders of shares of the classes of our share capital according to their respective rights.

    The Articles further provide that, subject to the rights of the holders of our Series G preferred shares, our preferred shares of each series (other than our Series G preferred shares) rank equally with our preferred shares of each other series (other than our Series G preferred shares) with respect to the payment of dividends and the distribution of our assets in case of our liquidation or dissolution, whether voluntary or involuntary. However, in the case where our assets are not sufficient to fully reimburse the amount due on our preferred shares of all series outstanding, our assets will be applied, first, to the payment to the holders of our Series G preferred shares of an amount equal to $1,000 per Series G preferred share and any accumulated and unpaid dividends with respect thereto and, second, to the equal and proportional payment of the contribution received in consideration for our preferred shares of each series (other than our Series G preferred shares) outstanding and third for the equal and proportional payment of the accumulated and unpaid cumulative dividends, whether they were declared or not, and the non-cumulative dividends declared and unpaid, with respect to our preferred shares of such series (other than our Series G preferred shares).

  (e)
  Redemption provisions: Subject to the provisions of the Companies Act (Québec), the holders of our Series D preferred shares have, at any time, the right to demand us to redeem their shares at a price equal to the amount paid for these shares to the subdivision of the issued and paid-up share capital account related to the Series D preferred shares plus a premium equal to the difference between the fair market value of the consideration received by us when these Series D preferred shares were issued in consideration for their issue and the total formed by (1) the amount paid for these shares to the subdivision of the issued and paid-up share capital account attached to the Series D preferred shares and (2) the fair market value of any asset, other than a Series D preferred share, given by us on payment of this consideration, plus declared but unpaid dividends. The amount of this premium shall be adjusted accordingly if the federal or provincial revenue department decides that the fair market value of this consideration differs from that determined by us and the subscriber of the Series D preferred shares by mutual consent at the time of issuance.

    In addition, we may, when we deem it appropriate and without giving notice or taking into account the other classes of shares, buy in a private agreement and at the best possible price, all or some of the Series D preferred shares outstanding. This purchase price shall however never exceed the redemption price nor exceed the liquidation value of the net assets of our company.

  (f)
  Sinking fund provisions: None.

  (g)
  Liability to further capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as prescribed in the resolutions of the board of directors. Our directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

  (h)
  Provisions discriminating against existing or prospective holders of our Series D preferred shares as a result of such holder owning a substantial number of our Series D preferred shares: None.

Series E Preferred Shares

  (a)
  Dividend rights: Subject to the rights of the holders of our Series G preferred shares, the registered holders of our Series E preferred shares are entitled to receive, during each fiscal year, if and when declared by our board of directors, from the funds available for payment of dividends, fixed, non-cumulative and preferential cash dividends at a rate of 4% per year, of the redemption price of our Series E preferred shares.

  (b)
  Voting rights: Except for expressly contrary provisions contained in the Articles and in the Companies Act (Québec), the holders of our Series E preferred shares do not have any right to vote in the election of directors or for any other purposes and do not have the right to receive notice of meetings of shareholders or to attend them.

    The Articles provide, however, that as long as there are preferred shares of any series outstanding, we may not, except with the approval of the holders of the preferred shares of such series, and after complying with the provisions of the Companies Act (Québec), create any other shares with priority over or having the same rank as the preferred shares of such series, liquidate voluntarily or dissolve our company or conduct any reduction of the capital resulting in the distribution of our assets to other shares of our share capital or revoke, amend or otherwise change any of the provisions in the Articles related to the preferred shares of such series. We will be deemed to have obtained the approval of the holders of the preferred shares of any series outstanding with respect to the matters described in the foregoing sentence if it is contained in a resolution (i) adopted by at least two-thirds (2/3) of the votes expressed by holders of the preferred shares of such series voting on this resolution at a meeting or (ii) in a document signed by all the holders of the preferred shares of such series outstanding.

  (c)
  Rights to share in our profits: Other than as provided in paragraph (a) above (pursuant to which the holders of our Series E preferred shares are entitled to receive certain dividends, if and when declared by our board of directors), paragraph (d) below (pursuant to which the holders of our Series E preferred shares are entitled to participation in the property and assets of our company available for distribution in the event of our liquidation or dissolution) and paragraph (e) below (pursuant to which the holders of our Series E preferred shares have redemption rights), none.

  (d)
  Rights upon liquidation: The Articles provide that in case of our liquidation or dissolution or any other distribution of our capital, no amount is paid and no asset distributed to the holders of any other class of shares of our share capital until there has been paid first to the holders of our Series G preferred shares, in preference to all of our other shareholders, an amount equal to $1,000 per Series G preferred share and any accumulated and unpaid dividends with respect thereto and then to the holders of our preferred shares of other series the total amount of the contribution received in consideration for the preferred shares held by them respectively and, in the case of preferred shares with cumulative dividends, of all dividends then accumulated on them and unpaid and, in the case of preferred shares with non-cumulative dividends, of all dividends then declared on them and unpaid, if any, plus any other amount, if any, that is determined by our directors relative to each series before the issue of any preferred shares of such a series, and the holders of the preferred shares are entitled to payment, according to their respective rights, of all this money from our assets, with preference to the holders of shares of any other class of shares of our share capital and with priority over them. All the rest of our assets and funds are then distributed and paid to the holders of shares of the classes of our share capital according to their respective rights.

    The Articles further provide that, subject to the rights of the holders of our Series G preferred shares, our preferred shares of each series (other than our Series G preferred shares) rank equally with our preferred shares of each other series (other than our Series G preferred shares) with respect to the payment of dividends and the distribution of our assets in case of our liquidation or dissolution, whether voluntary or involuntary. However, in the case where our assets are not sufficient to fully reimburse the amount due on our preferred shares of all series outstanding, our assets will be applied, first, to the payment to the holders of our Series G preferred shares of an amount equal to $1,000 per Series G preferred share and any accumulated and unpaid dividends with respect thereto and, second, to the equal and proportional payment of the contribution received in consideration for our preferred shares of each series (other than our Series G preferred shares) outstanding and third for the equal and proportional payment of the accumulated and unpaid cumulative dividends, whether they were declared or not, and the non-cumulative dividends declared and unpaid, with respect to our preferred shares of such series (other than our Series G preferred shares).

    With respect to the Series E preferred shares, the Articles specifically provide that in case of our voluntary or involuntary liquidation or dissolution, or any other distribution of our assets to our shareholders for the purposes of the liquidation of our affairs, the holders of our Series E preferred shares shall have the right, subject to the rights of the holders of our Series G preferred shares, to receive from our assets a sum equal to the applicable redemption price, as well as a sum equal to all dividends declared on these shares and unpaid on the date of our liquidation, dissolution or other distribution, all before any sum is paid by us or our assets are distributed to the holders of our common shares or other shares of our share capital ranking after the Series E preferred shares. The Articles also specifically provide that after payment of these amounts to the holders of our Series E preferred shares, these shareholders shall have no right in any other distribution of our assets.

  (e)
  Redemption provisions: Subject to applicable law, a holder of Series E preferred shares is entitled to require us to redeem at any time all or any of the Series E preferred shares registered in the name of such holder at a redemption price equal to the fair market value of the consideration received for the Series E preferred shares, together with an amount equal to all dividends declared and unpaid up to the date on which redemption is to be made. If, at any time subsequent to the issue of Series E preferred shares, we, any holder of the Series E preferred shares or any taxation authority establishes that the fair market value (at the time of issue of the Series E preferred shares) of the consideration received on the issue of the Series E preferred shares is different from the fair market value determination made at the time of issuance of these Series E preferred shares by our board of directors, auditors or other independent person appointed by our board of directors, as the case may be, then the redemption price shall be adjusted accordingly with retroactive effect on previous redemptions or purchases of our Series E preferred shares and previously declared and paid dividends on our Series E preferred shares.

    In addition, we may, upon giving notice to each registered holder of our Series E preferred shares, redeem at any time the whole or from time to time any part of the outstanding Series E preferred shares at the redemption price. In case only part of the outstanding Series E preferred shares are to be redeemed by us, the shares to be so redeemed shall be selected by lot or some other random selection method in such manner as our board of directors in its sole discretion determines or selected in such other manner as our board of directors in its sole discretion determines to be equitable.

  (f)
  Sinking fund provisions: None.

  (g)
  Liability to further capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as prescribed in the resolutions of the board of directors. Our directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

  (h)
  Provisions discriminating against existing or prospective holders of our Series E preferred shares as a result of such holder owning a substantial number of our Series E preferred shares: None.

Series F Preferred Shares

  (a)
  Dividend rights: Subject to the rights of the holders of our Series G preferred shares, the registered holders of our Series F preferred shares are entitled to receive, during each fiscal year, if and when declared by our board of directors, from the funds available for payment of dividends, fixed, non-cumulative and preferential cash dividends at a rate of 4% per year, of the redemption price of our Series F preferred shares.

  (b)
  Voting rights: Except for expressly contrary provisions contained in the Articles and in the Companies Act (Québec), the holders of our Series F preferred shares do not have any right to vote in the election of directors or for any other purposes and do not have the right to receive notice of meetings of shareholders or to attend them.

    The Articles provide, however, that as long as there are preferred shares of any series outstanding, we may not, except with the approval of the holders of the preferred shares of such series, and after complying with the provisions of the Companies Act (Québec), create any other shares with priority over or having the same rank as the preferred shares of such series, liquidate voluntarily or dissolve our company or conduct any reduction of the capital resulting in the distribution of our assets to other shares of our share capital or revoke, amend or otherwise change any of the provisions in the Articles related to the preferred shares of such series. We will be deemed to have obtained the approval of the holders of the preferred shares of any series outstanding with respect to the matters described in the foregoing sentence if it is contained in a resolution (i) adopted by at least two-thirds (2/3) of the votes expressed by holders of the preferred shares of such series voting on this resolution at a meeting or (ii) in a document signed by all the holders of the preferred shares of such series outstanding.

  (c)
  Rights to share in our profits: Other than as provided in paragraph (a) above (pursuant to which the holders of our Series F preferred shares are entitled to receive certain dividends, if and when declared by our board of directors), paragraph (d) below (pursuant to which the holders of our Series F preferred shares are entitled to participation in the property and assets of our company available for distribution in the event of our liquidation or dissolution) and paragraph (e) below (pursuant to which the holders of our Series F preferred shares have redemption rights), none.

  (d)
  Rights upon liquidation: The Articles provide that in case of our liquidation or dissolution or any other distribution of our capital, no amount is paid and no asset distributed to the holders of any other class of shares of our share capital until there has been paid first to the holders of our Series G preferred shares, in preference to all of our other shareholders, an amount equal to $1,000 per Series G preferred share and any accumulated and unpaid dividends with respect thereto and then to the holders of our preferred shares of other series the total amount of the contribution received in consideration for the preferred shares held by them respectively and, in the case of preferred shares with cumulative dividends, of all dividends then accumulated on them and unpaid and, in the case of preferred shares with non-cumulative dividends, of all dividends then declared on them and unpaid, if any, plus any other amount, if any, that is determined by our directors relative to each series before the issue of any preferred shares of such a series, and the holders of the preferred shares are entitled to payment, according to their respective rights, of all this money from our assets, with preference to the holders of shares of any other class of shares of our share capital and with priority over them. All the rest of our assets and funds are then distributed and paid to the holders of shares of the classes of our share capital according to their respective rights.

    The Articles further provide that, subject to the rights of the holders of our Series G preferred shares, our preferred shares of each series (other than our Series G preferred shares) rank equally with our preferred shares of each other series (other than our Series G preferred shares) with respect to the payment of dividends and the distribution of our assets in case of our liquidation or dissolution, whether voluntary or involuntary. However, in the case where our assets are not sufficient to fully reimburse the amount due on our preferred shares of all series outstanding, our assets will be applied, first, to the payment to the holders of our Series G preferred shares of an amount equal to $1,000 per Series G preferred share and any accumulated and unpaid dividends with respect thereto and, second, to the equal and proportional payment of the contribution received in consideration for our preferred shares of each series (other than our Series G preferred shares) outstanding and third for the equal and proportional payment of the accumulated and unpaid cumulative dividends, whether they were declared or not, and the non-cumulative dividends declared and unpaid, with respect to our preferred shares of such series (other than our Series G preferred shares).

    With respect to the Series F preferred shares, the Articles specifically provide that in case of our voluntary or involuntary liquidation or dissolution, or any other distribution of our assets to our shareholders for the purposes of the liquidation of our affairs, the holders of our Series F preferred shares shall have the right, subject to the rights of the holders of our Series G preferred shares, to receive from our assets a sum equal to the applicable redemption price, as well as a sum equal to all dividends declared on these shares and unpaid on the date of our liquidation, dissolution or other distribution, all before any sum is paid by us or our assets are distributed to the holders of our common shares or other shares of our share capital ranking after the Series F preferred shares. The Articles also specifically provide that after payment of these amounts to the holders of our Series F preferred shares, these shareholders shall have no right in any other distribution of our assets.

  (e)
  Redemption provisions: Subject to applicable law, a holder of Series F preferred shares has the right to require us to redeem at any time some or all of the Series F preferred shares registered in his or her name at a redemption price equal to the fair market value of the consideration received for the Series F preferred shares, plus an amount equal to all dividends declared and not paid until the date on which redemption must be made. If, at any time after the issuance of the Series F preferred shares, we, a holder of the Series F preferred shares or any fiscal authority determines that the fair market value (at the time of issuance of the Series F preferred shares) of the consideration received for the Series F preferred shares is different from the fair market value determination made at the time of issuance of these Series F preferred shares by our board of directors, auditors or other independent person appointed by our board of directors, as the case may be, then the redemption price shall be adjusted accordingly with retroactive effect on previous redemptions or purchases of our Series F preferred shares and previously declared and paid dividends on our Series F preferred shares.

    In addition, we may, by giving notice to each registered holder of our Series F preferred shares, redeem at any time all or on occasion some of our outstanding Series F preferred shares at the redemption price. If only a portion of the Series F preferred shares must be redeemed at any given time, the shares to be redeemed shall be selected at random or otherwise in a random fashion, in the manner that our board of directors deems fair, at its discretion.

  (f)
  Sinking fund provisions: None.

  (g)
  Liability to further capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as prescribed in the resolutions of the board of directors. Our directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

  (h)
  Provisions discriminating against existing or prospective holders of our Series F preferred shares as a result of such holder owning a substantial number of our Series F preferred shares: None.

Series G Preferred Shares

  (a)
  Dividend rights: The holders of record of the Series G preferred shares shall be entitled to receive in each fiscal year fixed cumulative preferential dividends at the rate of 11.25% per share per annum. No dividends may be paid on any shares ranking junior to the Series G preferred shares unless all dividends which shall have become payable on the Series G preferred shares have been paid or set aside for payment. Our Series G preferred shares have priority over our common shares and our preferred shares of other series as to the order of priority of the payment of dividends.

  (b)
  Voting rights: Holders of Series G preferred shares shall not, as such, be entitled to receive notice of, or attend or vote at, any meeting of our shareholders unless we shall have failed to pay eight half-yearly dividends on the Series G preferred shares. In that event and only for so long as the dividend remains in arrears, the holders of Series G preferred shares shall be entitled to receive notice of, and to attend and vote at, all shareholders' meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Series G preferred share shall entitle the holder thereof to one vote.

    The Articles further provide that as long as there are preferred shares of any series outstanding, we may not, except with the approval of the holders of the preferred shares of such series, and after complying with the provisions of the Companies Act (Québec), create any other shares with priority over or having the same rank as the preferred shares of such series, liquidate voluntarily or dissolve our company or conduct any reduction of the capital resulting in the distribution of our assets to other shares of our share capital or revoke, amend or otherwise change any of the provisions in the Articles related to the preferred shares of such series. We will be deemed to have obtained the approval of the holders of the preferred shares of any series outstanding with respect to the matters described in the foregoing sentence if it is contained in a resolution (i) adopted by at least two-thirds (2/3) of the votes expressed by holders of the preferred shares of such series voting on this resolution at a meeting or (ii) in a document signed by all the holders of the preferred shares of such series outstanding.

  (c)
  Rights to share in our profits: Except as provided in paragraph (a) above (pursuant to which the holders of our Series G preferred shares are entitled to receive a 11.25% cumulative preferential dividend in preference to the holders of our common shares and other series of our preferred shares) and paragraph (d) below (pursuant to which the holders of our Series G preferred shares are entitled to receive, in preference to the holders of our common shares and other series of our preferred shares, an amount equal to $1,000 per Series G preferred share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, dissolution or reorganisation), None.

  (d)
  Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of our Series G preferred shares shall be entitled to receive in preference to the holders of our common shares and our preferred shares of other series an amount equal to $1,000 per Series G preferred share and any accumulated and unpaid dividends with respect thereto. Our Series G preferred shares have priority over our common shares and our preferred shares of other series as to the order of priority of the distribution of assets in case of the liquidation or dissolution of our company, voluntary or involuntary, or of any other distribution of our assets to our shareholders for the purpose of winding up our affairs.

  (e)
  Redemption provisions: Holders of our Series G preferred shares may require us to redeem the Series G preferred shares at any time at a redemption price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto. In addition, we may, at our option, redeem the Series G preferred shares at any time at a redemption price of $1,000 per share plus any accumulated and unpaid dividends with respect thereto.

  (f)
  Sinking fund provisions: None.

  (g)
  Liability to further capital calls by us: Our by-laws provide that our directors may, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole or any part of the unissued shares of our share capital on such terms and conditions, for such consideration not contrary to law or to the Companies Act (Québec) and as prescribed in the resolutions of the board of directors, the directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares.

  (h)
  Provisions discriminating against existing or prospective holders of our Series G preferred shares as a result of such holder owning a substantial number of our Series G preferred shares: None.

4.
For a description of the action necessary to change the rights of holders of the preferred shares, see "Section 3, Preferred Shares" above. Under the Companies Act (Québec), (i) the Articles may be

  amended by the affirmative vote of the holders of two-thirds (2/3) of the vote cast by the shareholders at a special meeting and (ii) our by-laws may be amended by our directors and ratified by the majority of the vote cast by the shareholders at the meeting.

5.
Our by-laws provide that the annual meeting of our shareholders shall be held at such place, on such date and at such time as our board of directors may determine from time to time. Annual meetings of our shareholders may be called at any time by order of our board of directors, our chairman of the board or, provided they are members of our board directors, the president or any vice-president of our company. Special general meetings of our shareholders shall be held at such place, on such date and at such time as our board of directors may determine from time to time or at any place where all our shareholders entitled to vote are present in person or represented by proxy or at such other place as all our shareholders shall approve in writing. Special general meetings of our shareholders may be called at any time by order of our board of directors, our chairman of the board or, provided they are members of our board of directors, the president or any vice-president of our company.

  Our by-laws provide that notice specifying the place, date, time and purpose of any meeting of our shareholders shall be given to all the shareholders entitled to this notice at least 21 days but not more than 50 days prior to the date fixed for the meeting. The notice may be mailed, postage prepaid, to the shareholders at their respective addresses as they appear on our books or delivered by hand or transmitted by any means of telecommunication.

  Our chairman of the board or, in his absence, our president, if he is a director or, in his absence, one of our vice-presidents who is a director shall preside at all meetings of our shareholders. If all of the aforesaid officers are absent or decline to act, the persons present and entitled to vote may choose one of their number to act as chairman of the meeting.

  Our by-laws provide that the holders of not less than 30% of the outstanding shares of our share capital carrying the right to vote at a shareholders' meeting, present in person or represented by proxy, shall constitute a quorum for any meeting of our shareholders.

6.
There is no limitation imposed by Canadian law or by the Articles or our other constituent documents on the right of nonresidents or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada). The Investment Canada Act (Canada) requires "non-Canadian" (as defined in the Investment Canada Act (Canada)) individuals, governments, corporations and other entities who wish to acquire control of a "Canadian business" (as defined in the Investment Canada Act (Canada)) to file either an application for review (when certain asset value thresholds are met) or a post closing notification with the Director of Investments appointed under the Investment Canada Act (Canada), unless a specific exemption applies. The Investment Canada Act (Canada) requires that, when an acquisition of control of a Canadian business by a "non-Canadian" is subject to review, it must be approved by the Minister responsible for the Investment Canada Act (Canada) on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada," having regard to criteria set forth in the Investment Canada Act (Canada).

7.
The Articles provide that our directors shall refuse to issue (including on the occasion or because of a conversion of shares or in shares), and to allow a transfer of, any share of our capital stock if this issuance or transfer would, in the opinion of our directors, affect our eligibility or of any other company or partnership in which we have or may have an interest, to obtain, preserve or renew a license or authorization required for the operation or continuation of its broadcasting company (as defined in the Broadcasting Act (Canada), as amended) (or any part thereof) or of any other activity necessary for the continuation of our company. See "Item 4 — Information on the Company — Business Overview — Regulation — Ownership and Control of Canadian Broadcast Undertakings."

  The Articles also provide that the holders of our Series E preferred shares have the right, at their option and at any time, to convert all or part of the Series E preferred shares which they hold to our common shares at 750,000 common shares for each Series E preferred share so converted. We currently have 10 authorized Series E preferred shares, of which none are issued and outstanding.

8.
Not applicable.

9.
Not applicable.

10.
Not applicable.

MATERIAL CONTRACTS

        The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years preceding publication of this annual report.

  (a)
  Indenture relating to US$355,000,000 6 7/8% Senior Notes due January 15, 2014 dated as of October 8, 2003 by and among Vidéotron Ltée, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A., as trustee.

    On October 8, 2003, we issued US$335.0 million in aggregate principal amount of 6 7/8% Senior Notes due January 15, 2014. The notes are unsecured and are due January 15, 2014. Interest on the notes is payable semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2004. Our obligations under the notes are guaranteed by most, but not all, of our subsidiaries. The notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Vidéotron Ltée and certain of our subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of a least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

  (b)
  Sixth Amending Agreement, dated as of October 8, 2003, to the Credit Agreement dated as of November 28, 2000, as amended by the First Amending Agreement dated as of January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002 and a Fifth Amending Agreement dated as of March 24, 2003, among Vidéotron Ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron ltée, Goupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc., Videotron (Regional) Ltd., Télé-Câble Charlevoix (1997) inc., Vidéotron TVN inc. and Câblage QMI inc., as guarantors thereto, and by Quebecor Media Inc.

    On October 8, 2003, concurrently with the closing of the private placement of our 6 7/8% Senior Notes due January 15, 2014, we amended and restated our credit agreement dated as of November 28, 2000 by executing and delivering the Sixth Amending Agreement described above and following the satisfaction of certain conditions precedent. Consequently, our credit agreement, as amended, provides for (i) a $100.0 million revolving credit facility maturing in October 2008 and (ii) a $368.1 million Term C loan maturing in October 2008.

    The proceeds of our revolving credit facility are to be used exclusively for our working capital purposes and capital expenditures, and those of some of the guarantors (named in this credit agreement) and their subsidiaries, and may not be used to refinance indebtedness. We used the proceeds of our Term C loan to fully repay the outstanding balance of a term loan, which had been provided for in this credit agreement prior to its amendment and restatement pursuant to the Sixth Amending Agreement described above.

    Advances under our revolving credit facility will be in Canadian dollars alone. Advances under our Term C loan will be in Canadian dollars, except under certain circumstances with foreign lenders. Advances will bear interest at the Canadian prime rate, the bankers' acceptance rate or LIBOR, plus in each case an applicable margin.

    This amended and restated credit agreement contains customary restrictive and financial covenants with respect to us and our consolidated subsidiaries and customary events of default. It, however, permits us to make distributions by way of dividends, share repurchases, purchases of Quebecor Media's preferred shares or loans to Quebecor Media under certain circumstances. It also permits our repayment of interest on our subordinated debt, payment of management fees or other similar expenses to our direct or indirect parent and transactions for the primary purpose of creating tax benefits.

    As of December 31, 2003, an aggregate of approximately $355.6 million had been drawn under our credit facilities under this amended and restated credit agreement.

  (c)
  Management Services Agreement effective as of January 1, 2002 between Quebecor Media Inc. and Vidéotron Ltée.

    Effective January 1, 2002, we entered into a five-year management services agreement with Quebecor Media for services it provides to us, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Under this agreement, management fees paid to Quebecor Media were $2.4 million for the year ended December 31, 2002 and $5.3 million for the year ended December 31, 2003. Management fees payable to Quebecor Media will amount to $6.5 million for the year ended December 31, 2004 and will be agreed upon for the years 2005 and 2006.

  (d)
  Subordinated Loan Agreement effective as of January 1, 2002 between Quebecor Media Inc. and Vidéotron Ltée, as amended by a First Amending Agreement dated as of October 8, 2003 between Quebecor Media Inc. and Vidéotron Ltée.

    On March 24, 2003, we entered into a subordinated loan agreement with Quebecor Media pursuant to which Quebecor Media agreed to provide us with a subordinated loan in the principal amount of $150.0 million bearing interest at the three-month bankers' acceptance rate plus a 1.5% margin. The proceeds of this subordinated loan were used to reduce outstanding indebtedness under our credit facilities. As a condition to the completion of the private placement offering of our notes, the terms of this subordinated loan were amended such that interest throughout the term of the loan is payable in cash at our option. Under the terms of the indenture governing the notes, all cash payments on this loan are restricted payments treated in the same manner as dividends on our common shares.

    Our obligations under this loan are subordinated in right of payment to the prior payment in full of all our existing and future indebtedness under our credit facilities. In addition, the holders of all our other senior indebtedness, including the notes, will be entitled to receive payment in full of all amounts due on or in respect of all our other existing and future senior indebtedness before Quebecor Media is entitled to receive or retain payment of principal under this loan.

    The subordinated loan agreement also provides that, for so long as indebtedness, obligations and liabilities are due and owing to the creditors under our credit facilities, Quebecor Media shall not be entitled to enforce its rights under this subordinated loan agreement without the prior consent of the administrative agent under the credit facilities.

    On October 8, 2003, the terms of this subordinated loan were amended such that interest throughout the term of the loan is payable in cash at our option.

EXCHANGE CONTROLS

        There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of our securities, other than withholding tax requirements. See "— Taxation — Canadian Material Federal Income Tax Considerations for Non-Residents of Canada" below.

        There is no limitation imposed by Canadian law or by the Articles or our other charter documents on the right of a non-resident to hold our voting shares, other than as provided by the Investment Canada Act, as amended (the "Act"), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control of a Canadian business," all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

TAXATION

Certain U.S. Federal Income Tax Considerations

        The following is a summary of certain U.S. federal income tax consequences applicable to the acquisition, ownership and disposition of our notes by a "U.S. Holder." This summary is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code; Treasury Regulations; Internal Revenue Service, or IRS, rulings; and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations. For purposes of this summary, "U.S. Holder" means the beneficial holder of a note who or that for U.S. federal income tax purposes is:

  •
  an individual citizen or resident alien of the United States;

  •
  a corporation or other entity treated as such formed in or under the laws of the United States or any political subdivision of the United States;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

  •
  a trust, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more "U.S. persons" (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if a valid election is in effect to be treated as a U.S. person; or

  •
  a partnership or other entity treated as such, but only with respect to partners that are U.S. Holders under any of the foregoing clauses.

        This summary does not cover all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to investors that may be subject to special treatment under U.S. federal income tax law, including:

  •
  dealers in stocks, securities or currencies;

  •
  securities traders that use a mark-to-market accounting method;

  •
  banks;

  •
  insurance companies;

  •
  tax-exempt organizations;

  •
  persons holding notes as part of a hedging or conversion transaction or a straddle;

  •
  persons deemed to sell notes under the constructive sale provisions of the Code;

  •
  persons whose functional currency is not the U.S. dollar; and

  •
  direct, indirect or constructive owners of 10% or more of our outstanding voting shares.

        The summary also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to U.S. Holders. In addition, it is limited to U.S. Holders who purchase and hold the notes as "capital assets" within the meaning of the Code, generally, property held for investment.

        You should consult your own tax advisor regarding the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of the notes.

Exchange of Notes

        The exchange of an old note for a new note by a holder pursuant to our exchange offer, which was completed on February 9, 2004, did not constitute a taxable exchange for U.S. federal income tax purposes. A U.S. Holder will not recognize any gain or loss upon the receipt of a new note pursuant to this exchange offer and a U.S. Holder will be required to continue to include interest on the new note in gross income in the manner and to the extent as now applies to an old note. A U.S. Holder's holding period for a new note will include the holding period for the old note exchanged pursuant to this exchange offer, and such U.S. Holder's basis in the new note immediately after the exchange was the same as such U.S. Holder's basis in such old note immediately before the exchange.

Interest on the Notes

        Stated interest on the notes will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. Interest on the notes will constitute income from sources outside the United States and, with certain exceptions, will be "passive" or "financial services" income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. Holder under the federal income tax laws.

Redemption

        In the event of a Change of Control (as defined in the indenture governing our notes), the U.S. Holders will have the right to require us to purchase their notes. Under the Treasury Regulations, the right of U.S. Holders to require redemption of the notes upon the occurrence of a Change of Control will not give rise to original issue discount on the notes if the likelihood of the occurrence, as of the date the notes are issued, is remote. We believe that the likelihood of a Change of Control is remote under this rule, and therefore we will treat this possibility as if it will not give rise to original issue discount on the notes.

        We may redeem the notes at any time on or after a certain date, and, in certain circumstances, we may redeem or repurchase a portion of the notes at any time prior to a certain date. Under the Treasury Regulations, we will be deemed to exercise any option to redeem the notes if the exercise of such option would lower the yield of the notes. We believe, and will take the position for all U.S. federal income tax purposes, that we will not be treated as having exercised the option to redeem the notes under these rules.

Sale, Exchange or Retirement of a Note

        A U.S. Holder generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of a note, measured by the difference, if any, between:

  •
  the amount of cash and the fair market value of any property received, except to the extent that the cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income; and

  •
  the holder's tax basis in the notes.

        Any such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if the note has been held or deemed held for more than one year at the time of the disposition. Net capital gains of noncorporate U.S. Holders, including individuals, may be taxed at lower rates than items of ordinary income. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. Any gain or loss recognized by a U.S. Holder on the sale or other disposition of a note generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States. Any loss attributable to accrued but unpaid interest will be allocated against income of the same category and source as the interest on the notes. A U.S. Holder's tax basis in a note will generally equal its cost to the U.S. Holder.

Information Reporting and Backup Withholding

        A U.S. Holder of the notes may be subject to "backup withholding" with respect to certain "reportable payments," including interest payments and, under certain circumstances, principal payments on the notes. These backup withholding rules apply if the U.S. Holder, among other things:

  •
  fails to furnish a social security number or other taxpayer identification number, or TIN, certified under penalty of perjury within a reasonable time after the request for the TIN;

  •
  furnishes an incorrect TIN;

  •
  fails to report properly interest or dividends; or

  •
  under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding.

        A U.S. Holder that does not provide us with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder's federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain U.S. Holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established.

        We will report to the U.S. Holders of notes and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to these payments.

Canadian Material Federal Income Tax Considerations for Non-Residents of Canada

        The following summary fairly describes the main Canadian federal income tax consequences applicable to you if you exchanged old notes for new notes pursuant to the exchange offer, which was completed on February 9, 2004, or if you invested, as initial purchaser, in the notes and, for purposes of the Income Tax Act (Canada), which we refer to as the Act, you hold such notes as capital property. Generally, a note will be considered to be capital property to a holder provided the holder does not hold the note in the course of carrying on a business and has not acquired the note in one or more transactions considered to be an adventure or concerns in the nature of trade. This summary is based on the Canada-United States Income Tax Convention (1980), as amended, or the Convention, the relevant provisions of the Act and the Regulations thereunder, or the Regulations, as in force on the date hereof, and our understanding of the administrative practices of the Canada Customs and Revenue Agency. It assumes that the specific proposals to amend the Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date of this annual report are enacted in their present form, but the Act or the Regulations may not be amended as proposed or at all. This summary does not address provincial, territorial or foreign income tax considerations. Changes in the law or administrative practices or future court decisions may affect your tax treatment.

        The following commentary is generally applicable to a holder who, at all times for purposes of the Act, deals at arm's length with us and who, for the purposes of the Convention and the Act, is not and is not deemed to be a resident of Canada during any taxation year in which it owns the notes and does not use or hold, and is not deemed to use or hold the notes in the course of carrying on a business in Canada and to an insurer or an authorized foreign bank who carries on an insurance business or a bank business in Canada, who we refer to as a Non-Resident Holder.

Interest Payments

        A Non-Resident Holder will not be subject to tax (including withholding tax) under the Act on interest, principal or premium on the notes.

Dispositions

        Gains realized on the disposition or deemed disposition of a note by a Non-Resident Holder will not be subject to tax under the Act.

Exchange of Old Notes for New Notes

        The exchange of an old note for a new note by a Non-Resident Holder pursuant to the exchange offer, which was completed on February 9, 2004, did not constitute a taxable transaction for the purposes of the Act.

        The preceding discussions of federal income tax consequences is for general information only and is not legal or tax advice. Accordingly, you should consult your own tax advisor as to particular tax consequences of purchasing, holding, and disposing of the notes, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

DIVIDENDS AND PAYING AGENTS

        Not applicable.

STATEMENT BY EXPERTS

        Not applicable.

DOCUMENTS ON DISPLAY

        We file reports and other information with the United States Securities and Exchange Commission. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC's Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of this Internet site is http://www.sec.gov. Any documents referred to in this annual report may also be inspected at our offices at 300 Viger Avenue East, Montréal, Québec, Canada H2X 3W5.

SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        In the normal course of business, we are exposed to market risks. In addition to market risks associated with changes in interest rates and the exchange rate of the U.S. dollar to the Canadian dollar, we are also exposed to credit risk. We use certain financial instruments, such as interest rate swaps, currency swap agreements and cross-currency interest rate swap agreements, to manage our interest rate and foreign exchange exposure. These instruments are not used for trading or speculative purposes.

        The table below provides information on the derivative financial instruments and other financial instruments that are sensitive to changes in interest rates and foreign currencies as of the date shown.

	December 31, 2003
				Fair Value
	Years of Maturity	Year-end Effective Interest Rate	Carrying Amount(1)	Primary Debt Instrument	Currency & Interest Instruments	Total Financial Instruments
	(in millions of dollars, except for maturity and percentage information)
Debt:
Credit facilities(2)	2008	3.86%-5.00%	(355.6)	(355.6)	—	(355.6)
CF Cable notes(3)	2007	7.59%	(100.6)	(103.4)	—	(103.4)
Notes(3)	2014	7.00%	(445.7)	(448.4)	(24.6)	(473.0)
QMI subordinated loan	2015	4.80%	(150.0)	(150.0)	—	(150.0)

			(1,051.9)	(1,057.4)	(24.6)	(1,082.0)

Interest rate contracts:
Interest rate swap agreements(4)(5)	2004-2006		—	—	(9.5)	(9.5)

(1)
Including the carrying amount of primary debt instrument and the carrying amount of the currency and interest instrument.

(2)
The fair value of our credit facilities is estimated to approximate carrying value as rates are tied to short-term indexes.

(3)
The fair values of our notes and the CF Cable notes are estimated based on their quoted market prices, the estimated value of the foreign exchange and interest rate swap agreements, and the year-end foreign exchange rate.

(4)
The fair value of the interest rate swap agreements is estimated based upon discounted cash flows using applicable market rates as of December 31, 2003.

(5)
The interest rate swap agreements cover $315.0 million of the term credit facilities.

	December 31, 2002
				Fair Value
	Years of Maturity	Year-end Effective Interest Rate	Carrying Amount(1)	Primary Debt Instrument	Currency & Interest Instruments	Total Financial Instruments
	(in millions of dollars, except for maturity and percentage information)
Debt:
Credit facilities(2)	2003-2009	3.80%-5.50%	(986.9)	(995.8)	8.3	(987.5)
CF Cable notes(3)	2007	7.59%	(123.8)	(125.9)	—	(125.9)

			(1,110.7)	(1,121.7)	8.3	(1,113.4)

Interest rate contracts:
Interest rate swap agreements(4)(5)	2003-2006		—	—	(13.4)	(13.4)

(1)
Including the carrying amount of primary debt instrument and the carrying amount of the currency and interest instrument.

(2)
The fair value of our credit facilities is estimated to approximate carrying value as rates are tied to short-term indexes, except for US$231.4 million that have been converted into a Canadian dollar-denominated loan through the use of cross-currency interest rate swap agreements.

(3)
The fair value of the CF Cable notes is estimated based on quoted market price, the estimated value of the foreign exchange and interest rate swap agreements, and the year-end foreign exchange rate.

(4)
The fair value of the interest rate swap agreements is estimated based upon discounted cash flows using applicable market rates as of December 31, 2002.

(5)
The interest rate swap agreements cover $415.0 million of the term credit facilities.

        Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of professional judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

        As of December 31, 2003, the aggregate amount of minimum principal payments required in each of the next five years and thereafter based on borrowing levels as at that date are as follows:

Year ending December 31,
(in thousands)
2004	$50,000
2005	50,000
2006	50,000
2007	150,615
2008	155,600
Thereafter	580,462

        We manage our exposure to interest rate risk by having a combination of fixed and variable rate obligations and by periodically using financial instruments such as interest rate swap agreements. We entered into interest rate swaps to manage our interest rate exposure on our credit facilities. We are commited to exchange, at specific intervals, the difference between the fixed and floating interest rate calculated by reference to the notional amounts. As at December 31, 2003, we will pay fixed interest rates ranging from 4.01% to 5.49% on a notional amount of $315.0 million and will receive a floating interest rate based on the bankers' acceptance rate having a three-month maturity. These swaps expire from 2004 to 2006.

        We are also exposed to changes in the exchange rate of the U.S. dollar to the Canadian dollar since our revenues are received in Canadian dollars while the interest and principal on our notes and the CF Cable notes are denominated in U.S. dollars. During the year ended December 31, 2003, we have concluded cross-currency interest swaps to hedge the foreign exchange fluctuations relating to our notes by fixing the U.S. dollar/Canadian dollar exchange rate at 1.3425 on a notional amount of US$335.0 million and by fixing interest rate at 7.657% on a notional amount of $181.2 million and by opting for a floating interest rate based on the bankers' acceptance rate plus 2.73% on a notional amount of $268.5 million.

        Foreign currency fluctuations have created gains or losses in our results on the non-hedged U.S. dollar-denominated long-term debt. For the year ended December 31, 2003, we had unrealized foreign exchange gains of $23.6 million, as compared to $2.2 million for the same period in 2002 and foreign exchange losses of $12.1 million for the year ended December 31, 2001.

        We are exposed to credit risk in the event of non-performance by the counterparties to our foreign currency contracts and interest rate swap agreements. We do not obtain collateral or other security to secure performance of obligations under financial instruments subject to credit risk, but we mitigate this risk by generally dealing only with major Canadian and U.S. financial institutions with a Standard & Poor's rating (or the equivalent) of at least A. Accordingly, we do not anticipate incurring any losses as a result of non-performance by the counterparties to our foreign currency contracts and interest rate swap agreements.

        We are exposed to credit risk towards our customers. Concentrations of credit risk with respect to trade receivables are limited due to our very large customer base and low receivable amounts from individual customers.

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

        These have been no material modifications to the rights of security holders.

USE OF PROCEEDS

        Not applicable.

ITEM 15 — CONTROLS AND PROCEDURES

        Our chief executive officer and our chief financial officer have concluded, based on their evaluation, that our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act) are effective as of the end of the period covered by this annual report.

        On October 9, 2003, we formed an audit committee to, among other things, participate in the monitoring of the quality and integrity of our internal controls. Our chief executive officer and our chief financial officer have concluded, based on their evaluation, that, other than the creation and integration of our audit committee in October 2003, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that we have at least one audit committee financial expert (as defined in Item 16A of Form 20-F) and that Mr. Jean La Couture is our audit committee financial expert serving on the audit committee of our board of directors.

ITEM 16B — CODE OF ETHICS

        We have adopted a code of ethics (as defined in Item 16B of Form 20-F) that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have filed a copy of this code of ethics as an exhibit to this annual report on Form 20-F.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

        KPMG LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2003, for which audited consolidated financial statements appear in this annual report on Form 20-F.

        The audit committee of our board of directors establishes the external auditors' compensation. In 2003, our audit committee also established a policy to pre-approve all audit services, determining which non-audit services the external auditors are prohibited from providing, and, exceptionally, authorizing permitted non-audit services to be performed by the external auditors; however, only to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. The following table presents the aggregate fees billed for professional services and other services rendered by KPMG LLP for each of the years ended December 31, 2002 and 2003.

	Year Ended December 31,
	2002	2003
	(in thousands)
Audit Fees	$210.0	$282.5
Audit-Related Fees(1)	55.0	566.5
Tax Fees(2)	—	—
All Other Fees(3)	79.4	72.7

Total	$344.4	$921.7

(1)
Audit-Related Fees include fees for the reviews of our quarterly financial statements and assistance with the preparation of our private placement offering of our 6 7/8% Senior Notes due January 15, 2014 and the exchange offer for such notes, which was completed on February 9, 2004.

(2)
Tax Fees include fees billed for tax compliance services, tax consultations and tax planning services.

(3)
All Other Fees include fees billed for regulatory services.

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

        Our consolidated balance sheets as at December 31, 2002 and 2003 and our consolidated statements of operations, shareholder's equity and cash flows for the years ended December 31, 2001, 2002 and 2003, including the notes thereto and together with the auditors' report thereon, are included at pages F-1 to F-36 to this annual report.

ITEM 18 — FINANCIAL STATEMENTS

        Not applicable.

ITEM 19 — EXHIBITS

EXHIBITS

        The following documents are filed as exhibits to this Form 20-F:

1.1**	Articles of Incorporation of Vidéotron Ltée (translation).
1.2	Articles of Amendment dated January 16, 2004 to Articles of Incorporation of Vidéotron Ltée (translation).
1.3**	By-laws of Vidéotron Ltée.
1.4**	Articles of Incorporation of Vidéotron TVN inc. (translation).
1.5**	By-laws of Vidéotron TVN inc.
1.6**	Articles of Incorporation of Vidéotron (1998) ltée (translation).
1.7**	By-laws of Vidéotron (1998) ltée.
1.8**	Articles of Incorporation of Le SuperClub Vidéotron ltée (translation).
1.9**	By-laws of Le SuperClub Vidéotron ltée.
1.10**	Articles of Incorporation of Groupe de Divertissement SuperClub inc. (translation).
1.11**	By-laws of Groupe de Divertissement SuperClub inc.
2.1*	Form of 6 7/8% Senior Notes due January 15, 2014 of Vidéotron Ltée being registered pursuant to the Securities Act of 1933 (included as Exhibit A to Exhibit 2.3 below).
2.2*	Form of Notation of Guarantee by the subsidiary guarantors of the 6 7/8% Senior Notes due January 15, 2014 of Vidéotron Ltée (included as Exhibit E to Exhibit 2.3 below).
2.3*	Indenture dated as of October 8, 2003 by and among Vidéotron Ltée, the subsidiary guarantors signatory thereto and Wells Fargo Bank Minnesota, N.A., as trustee.
2.4
Form of 9 1/8% Senior Secured First Priority Notes due 2007 of CF Cable TV Inc. (incorporated by reference to Exhibit 4.2 to CF Cable TV Inc.'s Amendment No. 1 to the Registration Statement on Form F-1 dated July 6, 1995, Registration Statement No. 33-93440).
2.5
Form of Indenture dated as of July , 1995 among CF Cable TV Inc., the guarantors signatory thereto and Chemical Bank (now named JPMorgan Chase Bank), as trustee (the "CF Cable Indenture") (incorporated by reference to Exhibit 4.1 to CF Cable TV Inc.'s Amendment No. 1 to the Registration Statement on Form F-1 dated July 6, 1995, Registration Statement No. 33-93440).
2.6*
First Supplemental Indenture dated as of November 1, 1996 among CF Cable TV Inc., the guarantors signatory thereto and The Chase Manhattan Bank (formerly named Chemical Bank, now named JPMorgan Chase Bank), as trustee.
2.7*
Second Supplemental Indenture dated as of October 28, 1998 among CF Cable TV Inc., the guarantors signatory thereto and The Chase Manhattan Bank (formerly named Chemical Bank, now named JPMorgan Chase Bank), as trustee.
2.8*
Third Supplemental Indenture dated as of December 21, 2001 among CF Cable TV Inc., the guarantors signatory thereto and JPMorgan Chase Bank (formerly named The Chase Manhattan Bank and previously named Chemical Bank), as trustee.
2.9*
Fourth Supplemental Indenture dated as of March 11, 2002 among CF Cable TV Inc., the guarantors signatory thereto and JPMorgan Chase Bank (formerly named The Chase Manhattan Bank and previously named Chemical Bank), as trustee.
2.10
Forms of Guarantee under the CF Cable Indenture (incorporated by reference to Exhibit 4.3 to CF Cable TV Inc.'s Amendment No. 1 to the Registration Statement on Form F-1, dated July 6, 1995, Registration Statement No. 33-93440).

2.11
Forms of Deed of Hypothec under the CF Cable Indenture (incorporated by reference to Exhibit 4.4 to CF Cable TV Inc.'s Amendment No. 1 to the Registration Statement on Form F-1 dated July 6, 1995, Registration Statement No. 33-93440).
2.12
Form of General Security Agreement under the CF Cable Indenture (incorporated by reference to Exhibit 4.4 to CF Cable TV Inc.'s Amendment No. 1 to the Registration Statement on Form F-1 dated July 6, 1995, Registration Statement No. 33-93440).
2.13
Form of General Assignment of Book Debts under the CF Cable Indenture (incorporated by reference to Exhibit 4.4 to CF Cable TV Inc.'s Amendment No. 1 to the Registration Statement on Form F-1 dated July 6, 1995, Registration Statement No. 33-93440).
2.14
Forms of Mortgage under the CF Cable Indenture (incorporated by reference to Exhibit 4.4 to CF Cable TV Inc.'s Amendment No. 1 to the Registration Statement on Form F-1 dated July 6, 1995, Registration Statement No. 33-93440).
2.15*
Inter-Creditor Agreement made as of June 29, 2001 among Royal Bank of Canada, The Chase Manhattan Bank (now named JPMorgan Chase Bank), CF Cable TV Inc. and the guarantors signatory thereto (the "Inter-Creditor Agreement").
2.16*	Amending Agreement to the Inter-Creditor Agreement made as of October 8, 2003 among Royal Bank of Canada, JPMorgan Chase Bank, CF Cable TV Inc. and the guarantors signatory thereto.
4.1*
Sixth Amending Agreement, dated as of October 8, 2003, to the Credit Agreement dated as of November 28, 2000, as amended by the First Amending Agreement dated as of January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002 and a Fifth Amending Agreement dated as of March 24, 2003, among Vidéotron Ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron ltée, Groupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc., Videotron (Regional) Ltd, Télé-Câble Charlevoix (1997) inc., Vidéotron TVN inc. and Câblage QMI inc., as guarantors (the "Guarantors"), and by Quebecor Media Inc.
4.2*
Form of Amended and Restated Credit Agreement (the "Credit Agreement") entered into as of November 28, 2000, as amended by a First Amending Agreement dated as of January 5, 2001, as Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003, and a Sixth Amending Agreement dated as of October 8, 2003, among Vidéotron Ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto (included as Schedule 2 to Exhibit 4.1 above).
4.3
Form of Guarantee by the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 10.5 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
4.4
Form of Share Pledge of the shares of Vidéotron Ltée and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 10.5 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
4.5*	Management Services Agreement effective as of January 1, 2002 between Quebecor Media Inc. and Vidéotron Ltée.

4.6*	Subordinated Loan Agreement dated as of March 24, 2003 (the "Subordinated Loan Agreement") between Quebecor Media Inc. and Vidéotron Ltée.
4.7*	First Amending Agreement to the Subordinated Loan Agreement, dated as of October 8, 2003, between Quebecor Media Inc. and Vidéotron Ltée.
4.8
Lease Agreement dated November 24, 1993 between Le Groupe Vidéotron Ltée and National City Bank of Canada for the property located at 300 Viger Street East, Montreal, Province of Quebec, Canada, together with a summary thereof in the English language (incorporated by reference to Exhibit 10.3 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
7.1	Schedule of Valuation and Qualifying Accounts.
8.1*	Subsidiaries of Vidéotron Ltée.
11.1	Code of Ethics.
12.1	Certification of the President and Chief Executive officer of Vidéotron Ltée required by Exchange Act Rule 13a-14(a) or 15d-14(a).
12.2	Certification of the Executive Vice President and Chief Financial Officer of Vidéotron Ltée required by Exchange Act Rule 13a-14(a) or 15d-14(a).
13.1	Certification of the President and Chief Executive Officer of Vidéotron Ltée required by Exchange Act Rule 13a-14(b) or 15d-14(b).
13.2	Certification of the Executive Vice President and Chief Financial Officer of Vidéotron Ltée required by Exchange Act Rule 13a-14(b) or 15d-14(b).
*
Previously filed as, and incorporated by reference to, the applicable exhibit to Vidéotron Ltée's Registration Statement on Form F-4 dated, November 24, 2003, Registration Statement No. 333-110697.

**
Previously filed as, and incorporated by reference to, the applicable exhibit to Vidéotron Ltée's Amendment No. 1 to the Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIDÉOTRON LTÉE

By:	/s/ YVAN GINGRAS Name: Yvan Gingras Title: Executive Vice President, Finance and Operations

Dated: April 29, 2004

AUDITORS' REPORT

TO THE SHAREHOLDER OF VIDÉOTRON LTÉE

We have audited the consolidated balance sheets of Vidéotron Ltée as at December 31, 2002 and 2003 and the consolidated statements of operations, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Vidéotron Ltée as at December 31, 2002 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants
Montréal, Canada
January 28, 2004

VIDÉOTRON LTÉE

Consolidated Statements of Operations

Years ended December 31, 2001, 2002 and 2003
(in thousands of Canadian dollars)

	2001	2002	2003
	(Restated — note 1 (b))	(Restated — note 1 (b))
Operating revenues
Cable television	$607,942	$579,200	$558,887
Internet	99,629	135,514	183,268
Video stores	35,155	35,344	38,450
Other	22,728	30,982	24,396

	765,454	781,040	805,001
Operating expenses
Direct cost	227,322	259,686	245,967
Operating, general and administrative expenses	274,202	285,816	283,784

	501,524	545,502	529,751

Operating income before the undernoted	263,930	235,538	275,250
Depreciation and amortization (note 4)	116,692	120,016	122,958
Financial expenses (note 5)	101,307	76,188	64,602
Other items (note 6)	95,570	25,000	(2,500)

Income (loss) before income taxes, non-controlling interest and amortization of goodwill	(49,639)	14,334	90,190
Income taxes (note 7):
Current	3,172	5,074	14,063
Future	(13,248)	(2,411)	12,767

	(10,076)	2,663	26,830

	(39,563)	11,671	63,360
Non-controlling interest in a subsidiary	145	188	49

Income (loss) before amortization of goodwill	(39,708)	11,483	63,311
Amortization of goodwill (note 1 (b) (i))	13,331	—	—

Net income (loss)	$(53,039)	$11,483	$63,311

See accompanying notes to consolidated financial statements.

VIDÉOTRON LTÉE

Consolidated Statements of Shareholder's Equity

Years ended December 31, 2001, 2002 and 2003
(in thousands of Canadian dollars)

	Capital stock	Contributed surplus	Retained earnings (deficit)	Total shareholder's equity
Balance as at December 31, 2000:
As previously reported	$1	$84,357	$230,852	$315,210
Changes in accounting principles (note 1 (b))	—	—	(17,673)	(17,673)

As restated	1	84,357	213,179	297,537
Excess of purchase price paid over the carrying value of a business acquired from the parent company (note 2 (a))	—	—	(300,000)	(300,000)
Excess of the preferred share retractable value over the stated capital (note 2 (a))	—	—	(273,171)	(273,171)
Net loss for the year	—	—	(53,039)	(53,039)

Balance as at December 31, 2001	1	84,357	(413,031)	(328,673)
Excess of the preferred share retractable value over the stated capital (note 14)	—	—	(27,999)	(27,999)
Net income for the year	—	—	11,483	11,483

Balance as at December 31, 2002	1	84,357	(429,547)	(345,189)
Conversion of 2 Series E preferred shares into 820,000 common shares (note 14)	31,310	—	—	31,310
Excess of the preferred share retractable value over the stated capital converted into Class A shares (note 14)	—	301,170	—	301,170
Excess of purchase price over the carrying value of assets transferred by the parent company	—	—	(2,000)	(2,000)
Issuance of shares (note 14)	141,925	—	—	141,925
Excess of consideration issued to the parent company over the net book value of business acquired (note 14)	—	(26,699)	(76,437)	(103,136)
Transfer of tax deductions from a company controlled by the ultimate parent company (note 7)	—	3,382	—	3,382
Net income for the year	—	—	63,311	63,311
Dividend	—	—	(19,956)	(19,956)

Balance as at December 31, 2003	$173,236	$362,210	$(464,629)	$70,817

See accompanying notes to consolidated financial statements.

VIDÉOTRON LTÉE

Consolidated Balance Sheets

As at December 31
(in thousands of Canadian dollars)

	2002	2003
	(Restated — note 1 (b))
Assets
Current assets:
Cash and cash equivalents	$16,041	$28,329
Marketable securities	—	23,130
Accounts receivable (note 8)	71,704	69,088
Amounts receivable from affiliated companies (note 19)	11,062	105
Income taxes receivable	621	6,535
Inventories (note 9)	19,130	23,198
Prepaid expenses	4,024	6,938
Future income taxes (note 7)	12,525	10,762

	135,107	168,085
Fixed assets (note 10)	959,583	901,561
Goodwill	432,315	433,215
Deferred charges (note 11)	28,558	17,302
Future income taxes (note 7)	14,834	5,376
Investments	66	66

	$1,570,463	$1,525,605

Liabilities and Shareholder's Equity (Deficit)
Current liabilities:
Issued and outstanding cheques	$1,945	$3,051
Accounts payable and accrued liabilities (note 12)	197,484	163,074
Amounts payable to affiliated companies (note 19)	65,429	18,355
Deferred revenue	79,931	89,315
Income taxes payable	937	8,139
Current portion of long-term debt (note 13)	86,145	50,000

	431,871	331,934
Forward exchange contract	—	15,272
Future tax liabilities (note 7)	117,179	118,202
Retractable preferred shares (note 14)	332,480	2,000
Long-term debt (note 13)	1,033,480	986,677
Non-controlling interest in subsidiaries	642	703

	1,915,652	1,454,788
Shareholder's equity:
Common shares (note 14)	1	173,236
Contributed surplus	84,357	362,210
Deficit	(429,547)	(464,629)

	(345,189)	70,817

	$1,570,463	$1,525,605

Commitments (note 17)
Contingencies (note 20)
Subsequent event (note 21)

On behalf of the Board:

See accompanying notes to consolidated financial statements.

VIDÉOTRON LTÉE

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2002 and 2003
(in thousands of Canadian dollars)

	2001	2002	2003
	(Restated — note 1 (b))	(Restated — note 1 (b))
Cash flows from operating activities:
Net income (loss)$	(53,039)	$11,483	$63,311
Adjustments for the following items:
Depreciation and amortization (notes 1 (b) (i), 4 and 5)	139,427	129,985	132,866
Future income taxes	(13,248)	(2,411)	12,767
Loss on disposal of fixed assets	8,686	7,566	18,447
Non-controlling interest in a subsidiary	145	188	49
Net premium, write-off of financing costs and other charges upon early redemption of long-term debt (note 5)	2,476	—	17,094
Write-off of fixed assets and deferred charges (note 6)	91,706	—	—
(Gain) loss on foreign currency denominated debt (note 5)	12,145	(2,211)	(23,623)
Other	1,756	(768)	(517)

Cash flows from operations	190,054	143,832	220,394
Net change in non-cash operating items:
Accounts receivable	7,281	10,201	2,629
Current income taxes	4,232	126	10,928
Amounts receivable and payable from/to affiliated companies	(9,932)	(9,007)	(1,953)
Inventories	(16,621)	10,604	(4,068)
Prepaid expenses	611	1,857	(2,720)
Accounts payable and accrued liabilities	12,110	70,184	(40,516)
Promissory notes payable to a company under common control	22,543	(22,543)	—
Deferred revenue	(2,273)	(9,320)	9,384

	17,951	52,102	(26,316)

Cash flows from operating activities	208,005	195,934	194,078
Cash flows from investing activities:
Acquisition of fixed assets	(133,319)	(93,041)	(90,284)
Disbursements for deferred charges	(6,988)	(1,050)	(313)
Proceeds on disposal of fixed assets and investments	5,602	4,103	3,825
Acquisition of short-term investments	—	—	(23,130)
Acquisition of Internet subscribers (note 2 (c))	—	—	(900)
Acquisition of non-controlling interest (note 2 (b))	(600)	(1,890)	—

Cash flows used in investing activities	(135,305)	(91,878)	(110,802)

VIDÉOTRON LTÉE

Consolidated Statements of Cash Flows, Continued

Years ended December 31, 2001, 2002 and 2003
(in thousands of Canadian dollars)

	2001	2002	2003
	(Restated — note 1 (b))	(Restated — note 1 (b))
Cash flows from financing activities:
Repayment of long-term debt	$(137,623)	$(159,277)	$(1,033,345)
Issuance in long-term debt	447,000	—	1,038,732
Repayment of a promissory note to the parent company (note 2 (a))	(300,000)	—	—
Financing cost on long-term debt	(4,037)	—	(9,086)
Recouponing fees and termination of swaps	—	—	(48,375)
Dividend to parent company	—	—	(19,956)
Other	(13)	(95)	(64)

Cash flows from (used in) financing activities	5,327	(159,372)	(72,094)

Net change in cash and cash equivalents	78,027	(55,316)	11,182
Cash and cash equivalents at beginning of year	(8,615)	69,412	14,096

Cash and cash equivalents at end of year	$69,412	$14,096	$25,278

Cash and cash equivalents are comprised of:
Cash and cash equivalents	$80,935	$16,041	$28,329
Issued and outstanding cheques	(11,523)	(1,945)	(3,051)

	$69,412	$14,096	$25,278

See accompanying notes to consolidated financial statements.

VIDÉOTRON LTÉE

Notes to Consolidated Financial Statements

Years ended December 31, 2001, 2002 and 2003

1.     SIGNIFICANT ACCOUNTING POLICIES:

  (a)
  Consolidated financial statements:

    The Company is a distributor of pay-television services in the Province of Québec by delivering cable television and Internet access services. It also operates the largest chain of video stores in Québec.

    These consolidated financial statements, expressed in Canadian dollars, have been prepared in accordance with Canadian generally accepted accounting principles and include the consolidated financial statements of Vidéotron Ltée and its subsidiaries, CF Cable TV Inc., Vidéotron (1998) ltée, Vidéotron TVN Inc., Le SuperClub Vidéotron Ltée and Société d'édition et de transcodage T.E. ltée.

  (b)
  Changes in accounting principles:

  (i)
  Goodwill and other intangible assets:

      Goodwill represents the excess of purchase price over the fair value of net assets of acquired businesses. Until December 31, 2001, goodwill was amortized using the straight-line method over periods of up to 40 years. Prior to January 1, 2002, the Company periodically reviewed the net recoverable amount of its goodwill to determine its long-term recovery, using the undiscounted future cash flow method. Any impairment of the carrying value of goodwill was charged to income.

      Effective January 1, 2002, the Canadian Institute of Chartered Accountants ("CICA") introduced new Handbook Section 3062, Goodwill and Other Intangible Assets. Under these new recommendations, goodwill is not amortized but tested annually for impairment. In accordance with the requirements of Section 3062, this change in accounting policy is applied prospectively and the amounts presented for prior periods have not been restated for this change.

      As at December 31, 2001, the Company had unamortized goodwill of $432.3 million. For the years ended December 31, 2002 and 2003, this change in accounting policy resulted in a reduction of $13.3 million in amortization expense related to goodwill.

      The following summarizes the effect of the accounting change if it had been applied retroactively:

	2001	2002	2003
	(in thousands of Canadian dollars)
Net income (loss), as reported	$(53,039)	$11,483	$63,311
Goodwill amortization	13,331	—	—

Adjusted net income (loss)	$(39,708)	$11,483	$63,311

      Under Section 3062, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not required. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the income statement before extraordinary items and discontinued operations.

      The Company carried out the test in 2002 and 2003 and concluded it was not required to record an impairment to the carrying value of goodwill.

    (ii)
    Foreign currency translation:

      In November 2001, the CICA modified Handbook Section 1650, Foreign Currency Translation which eliminates the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items and requires that such changes be recognized in the statement of operations currently. In the first quarter of 2002, the Company adopted the new recommendations retroactively and the comparative figures have been restated. Net loss for the year ended December 31, 2001 increased by $12.1 million. As at December 31, 2001, the deferred charges decreased by $9.3 million and the carrying value of the financial hedge included in the accrued liabilities increased by $2.9 million.

    (iii)
    Stock-based compensation:

      Effective January 1, 2002, the Company adopted the new recommendations of Section 3870 of the CICA Handbook, Stock-based Compensation and Other Stock-based Payments, with respect to the accounting for stock-based compensation. The new recommendations are applied to all stock-based payments for employee awards that are direct awards of stock or call for settlement in cash or other assets, at the option of the employee, including stock appreciation rights, granted on or after January 1, 2002. The new recommendations are applied retroactively, without restatement. This modification had no impact on deficit as at January 1, 2002 since there was no such option outstanding at that date.

      In conformity with the new recommendations, the Company accounts for all stock-based awards granted by the parent company to certain of its employees that are direct awards of stock or call for settlement in cash or other assets, including stock appreciation rights, by the fair value method. Under the fair-value based method, compensation cost attributable to awards to employees that call for settlement in cash or other assets is recognized over the vesting period in each period in operating expenses. Changes in fair value between the grant date and the measurement date result in a change in the measure of the compensation cost.

    (iv)
    Disclosure of guarantees:

      In February 2003, the CICA issued Accounting Guideline ("AcG-14"), Disclosure of Guarantees, which requires certain disclosures to be made by a guarantor about its obligations under guarantees in its interim and annual consolidated financial statements for interim periods beginning on or after January 1, 2003.

      A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments to the other party to the contract or agreement, based on changes in an underlying obligation that is related to an asset, a liability or an equity security of the other party, or based on a third party failure to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying obligation that is related to an asset, a liability or an equity security of the other party.

      In the normal course of business, the Company enters into numerous agreements containing features that meet the AcG-14 criteria for a guarantee including the following:

      Operating leases:

      The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. As at December 31, 2003, the maximum exposure in respect of these guarantees is $6.4 million and no amount has been recorded in the financial statements.

      Guarantees under lease agreements:

      A subsidiary of the Company has provided guarantees to the lessor of certain of the franchisees for operating leases, with expiry dates through 2008. If the franchisee defaults under the agreement, the subsidiary must, under certain conditions, compensate the lessor for the default. The maximum exposure in respect of these guarantees is $5.9 million. As at December 31, 2003, the subsidiary has not provided for any liability associated with these guarantees, since it is its present estimation that no franchisee will default under the agreement. Recourse against the sub-lessee is also available, up to the total amount due.

      Guarantees related to the Senior Notes:

      Under the terms of the indenture governing the Senior Notes, the Company is committed to pay any amount of withholding taxes that could eventually be levied by any Canadian Taxing Authority on payments made to the lenders so that the amounts the lenders would receive are not less than amounts receivable if no taxes are levied. The amount of such guarantee is not limited and it is not possible for the Company to establish a maximum amount of the guarantee as it is dependent exclusively on future actions, if any, by the Taxation Authorities. Although no recourse exists for such liability, the Company has the right to redeem such long-term debt at their face value if such taxes were levied by the Canadian Taxing Authorities, thereby terminating the guarantee.

    (v)
    Equipment subsidies and reconnection costs:

      During the fourth quarter of 2003, the Company revised its accounting for the sale of equipment to subscribers and the accounting of the reconnecting costs. Up to the end of the third quarter of 2003, the costs of subsidies granted to the subscribers on the equipment sold were capitalized and amortized over a three-year period on a straight-line basis and the costs of reconnecting subscribers, which included material, direct labor, and certain overhead charges were capitalized to the fixed assets and depreciated over a three-year or a four-year period on a straight-line basis.

      The Company changed its accounting principles to expense as they are incurred, the costs related to subscribers' subsidies as well as the costs of reconnecting subscribers. These changes have been applied retroactively and had the following effects for the three-year period ended December 31, 2001, 2002 and 2003:

        •
        The operating revenues increased by $16.3 million, $25.4 million and $19.4 million;

        •
        The direct and operating costs increased by $33.3 million, $63.1 million and $61.6 million;

        •
        The depreciation expense decreased by $16.2 million, $21.2 million and $27.4 million;

        •
        The income tax expense decreased by nil, $5.2 million and by $4.0 million; and

        •
        The net loss increased by $0.8 million and the net income decreased by $11.3 million and $10.8 million.

      As at December 31 2002, deferred charges decreased by $35.2 million, fixed assets decreased by $10.7 million, future income tax assets increased by $16.1 million and the deficit as at January 1, 2001 increased by $17.7 million.

      The following table reconciles the retained earnings (deficit) for the two-year period ended December 31, 2002:

	2001	2002
Balance at beginning of year:
As previously reported	$230,852	$(394,532)
Changes in accounting principles	(17,673)	(18,499)

As restated	213,179	(413,031)
Excess of purchase price paid over the carrying value of business acquired from the parent company (note 2 (a))	(300,000)	—
Excess of the preferred share retractable value over the stated capital (notes 2 (a) and 14)	(273,171)	(27,999)
Net income (loss) for the year	(53,039)	11,483

Balance at end of year	$(413,031)	$(429,547)

  (c)
  Marketable securities:

    Marketable securities consist primarily of commercial paper maturing at short-term, and are recorded at the lower of cost and market value.

  (d)
  Fixed assets and video rental inventory:

    Fixed assets are recorded at cost, net of related grants and income tax credits. Cost includes material, direct labour, certain overhead charges and interest expenses relating to the projects to construct and connect receiving and distribution networks. Expenditures for additions, improvements and replacements are capitalized, whereas expenses for maintenance and repairs are charged to operating and administrative expenses as incurred.

    At the beginning of 2001, the Company revised the useful life of certain of its fixed assets related to its distribution network. The useful life of these assets was changed from twelve years to fifteen years. This change in accounting estimate, applied prospectively, decreased the depreciation expense by $18.5 million in 2001.

    The Company reviews the recoverability of fixed assets annually or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Recoverability and measurement of the decline in value are estimated by comparing the carrying amounts of a group of assets to undiscounted net cash flows expected to be generated by that group of assets.

    Depreciation is calculated using the following depreciation basis and periods or rates:

Asset	Basis	Period/rate
Receiving and distribution networks	Straight-line	3 years to 20 years
Furniture and equipment	Declining balance	20% to 33.3%
	and straight-line	3 years to 7 years
Terminals and operating system	Straight-line	5 years and 10 years
Buildings	Declining balance	5%
Video rental inventory	Straight-line	3 years
Coding and transmission material	Declining balance	20%

    Depreciation of video rental inventory is charged to direct costs.

  (e)
  Deferred charges:

    Deferred charges are recorded at cost and include long-term financing costs that are amortized over the term of the debt using the interest method. Development costs related to new specialty services and pre-operating expenditures are amortized when commercial operations begin using the straight-line method over a three-year period.

  (f)
  Inventories:

    Inventories are recorded at the lower of cost, using the average cost method, or replacement value.

  (g)
  Revenue recognition:

    Initial hook-up revenue is recognized as revenue to the extent of direct selling costs incurred. The remainder, if any, is deferred and amortized to income over the estimated average period that subscribers are expected to remain connected to the network. Direct selling costs include commissions, the portion of sales person's compensation for obtaining new subscribers, local advertising targeted for acquisition of new subscribers and cost of processing documents related to new subscribers acquired.

    Operating revenues from cable television and other services, such as Internet access, are recognized when services are provided. When subscribers are invoiced, the portion of unearned revenues is recorded under "Deferred revenue". Revenues from video rentals are recorded as services are provided.

  (h)
  Derivative financial instruments:

    The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or issue derivative instruments for speculative purposes.

    The Company entered into cross-currency interest rate swap agreements to hedge foreign currency denominated debt and manage exchange rate exposures relating to certain debt instruments denominated in foreign currency. These swaps are designated as hedges of firm commitments to pay interest, and change the basis from Libor to Bankers' Acceptance rates, on the foreign currency denominated debt and the principal at maturity, which would otherwise expose the Company to foreign currency risk.

    Translation gains and losses on the related foreign currency denominated debt are offset by corresponding translation losses or gains on the swap agreements.

    The Company also enters into interest rate swaps in order to manage the impact of fluctuating interest rates on its long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Company designates its interest rate swap agreements as hedges of the underlying contractual interest payments on the debt. Interest expense on the debt is adjusted to include the payments made or received under the interest rate swaps, which are accounted for on the accrual basis.

  (i)
  Cash and cash equivalents:

    Cash and cash equivalents are comprised of cash and short-term liquid investments maturing within three months from the date of acquisition, net of issued and outstanding cheques.

  (j)
  Income taxes:

    The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognised for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment or substantively enactment date. Future income tax assets are recognised and, if realization is not considered "more likely than not", a valuation allowance is provided.

  (k)
  Employee future benefits:

    The Company and an affiliated company maintain a defined benefit career salary pension plan and a last five years average salary pension plan for certain employees. The plans provide for the payment of benefits based on the number of years of service and career average earnings of the employees covered by the plans. The Company also maintains defined contribution pension plans for other employees.

    Pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method. Pension plan expense is charged to operations and includes:

    •
    The cost of pension plan benefits provided in exchange for employees' services rendered during the year;

    •
    The amortization of the initial net transition asset on a straight-line basis over the expected average remaining service life of the employee group covered by the plans;

    •
    The amortization of prior service costs over the expected average remaining service life of the employee group covered by the plans; and

    •
    The interest cost of pension plan obligations, the return on pension funds assets, and the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10 % of the greater of the benefit obligation or fair value of plan assets over the expected average remaining service life of the employee group covered by the plans.

    The Company provides post-retirement benefits to eligible employees. The costs of these benefits, which are principally life insurance, are accounted for during the employees' working active period.

  (l)
  Advertising:

    Advertising cost is expensed as incurred. The advertising expenses for 2001, 2002 and 2003 are $21.9 million, $18.6 million and $17.8 million, respectively.

  (m)
  Use of estimates:

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant areas requiring the use of management estimates relate to the determination of pension and other employee benefits, the useful life of assets for depreciation, amortization and evaluation of net recoverable amount of fixed assets, goodwill, and development and pre-operating costs and provisions for income taxes. Accordingly, actual results could differ from those estimates.

2.     BUSINESS COMBINATIONS AND REORGANIZATION:

  (a)
  On July 5, 2001, Vidéotron Ltée acquired from its parent all the outstanding shares of Vidéotron (1998) Ltée for an agreed value of $600 million. As consideration, Vidéotron Ltée issued one Preferred Share, Series E, with a stated capital of $300 million and a Promissory Note of $300 million. Since this transaction was between companies under common control, the net assets acquired were recorded at the carrying amount in the books of Vidéotron (1998) Ltée of $26.8 million and as the value of the Preferred Shares issued. The excess consideration paid out at the redemption of the Promissory Note of $300 million and the excess of the preferred share retraction value of $273.2 million were charged to retained earnings.

    This business combination was accounted for using the continuity of interest method, and the results of operations of the acquired company have been included in the consolidated financial statements of Vidéotron Ltée as if the two companies had always been pooled together.

  (b)
  In 2002, Télé-Câble Charlevoix (1977) Inc., a subsidiary of CF Cable TV Inc., a subsidiary of Vidéotron Ltée, redeemed from its non-controlling shareholder 189,000 Class "D" preferred shares for a total consideration of $2.0 million including cumulative unpaid dividends of $0.1 million.

  (c)
  On June 30, 2003, a subsidiary of the Company acquired for a cash consideration of $0.9 million, at the carrying value of the investment held by the parent company, a small group of Internet (dial-up) customers from its parent company. Assets acquired, amounting to $0.9 million, have been recorded as goodwill.

  (d)
  On October 7, 2003, the Company acquired from its parent company all the issued and outstanding shares of Vidéotron TVN Inc. and of Le SuperClub Vidéotron Ltée in consideration of the issuance of 354,813 common shares for a total stated capital of $141.9 million. The excess of the consideration issued over the net book value of the business acquired, amounting to $103.1 million, has been charged to deficit and contributed surplus. This business combination was accounted for using the continuity of interest method, and the results of operations of the acquired companies have been included in these consolidated financial statements as if this group of companies had always been subsidiaries of the Company.

  (e)
  On February 8, 2002, the Company sold its internal wire business to an affiliated company, Câblage QMI Inc., and received as consideration $19.5 million in preferred shares. On December 23, 2003, Câblage QMI Inc. sold back its business to the Company and received in exchange notes amounting to $16.1 million. On the same date, the parent company of Câblage QMI Inc. sold its investment in Câblage QMI Inc. to the Company and received in exchange 1 Series F preferred share of the Company's capital stock retractable at an amount of $2.0 million. On December 27, 2003, Câblage QMI Inc. was wound up into the Company. Since all these transactions are between companies under common control, they have been accounted for at book value.

3.     EMPLOYEE FUTURE BENEFITS:

  According to the most recent actuarial valuation of the defined benefit pension plans, the projected actuarial value of accrued pension benefits, for accounting purposes, amounted to $44.0 million and the adjusted market value of assets amounted to $51.2 million. The market value of assets for the defined contribution pension plans totalled $200.9 million. The funds assets also include listed stocks of the parent company and of a company under common control at a market value of $1.0 million ($0.3 million in 2002).

  The total net benefit costs amounted to $6.4 million in 2001, $3.0 million in 2002 and $2.8 million in 2003. The total employer's contribution paid to pension plans amounted to $7.2 million in 2001, $4.5 million in 2002 and $5.1 million in 2003.

  The latest actuarial valuations of the defined benefits plans were performed as at December 31, 2002 and May 1, 2003. The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets for the years ended December 31, 2002 and 2003, and a statement of funded status as at these dates:

	2002			2003
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
	(in thousands of Canadian dollars)
Change in benefit obligations:
Benefit obligations, beginning of year	$40,095	$2,334	$42,429	$36,542	$3,635	$40,177
Curtailment loss (gain)	115	—	115	—	(1,265)	(1,265)
Service costs	2,067	164	2,231	1,999	175	2,174
Plan participants' contribution	2,119	—	2,119	2,373	—	2,373
Interest costs	2,559	231	2,790	2,554	256	2,810
Change in assumptions	—	953	953	3,705	292	3,997
Actuarial loss (gain)	(1,620)	—	(1,620)	1,914	—	1,914
Benefits and settlements paid	(8,793)	(47)	(8,840)	(5,075)	(47)	(5,122)

Benefit obligations, end of year	$36,542	$3,635	$40,177	$44,012	$3,046	$47,058

	2002			2003
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
	(in thousands of Canadian dollars)
Change in plan assets:
Fair value of plan assets at beginning of year	$45,041	$—	$45,041	$43,604	$—	$43,604
Plan participants' contribution	2,119	—	2,119	2,373	—	2,373
Actual return on plan assets	2,181	—	2,181	3,325	—	3,325
Employer contributions	1,935	47	1,982	2,149	47	2,196
Actuarial gain	1,121	—	1,121	4,798	—	4,798
Benefits and settlements paid	(8,793)	(47)	(8,840)	(5,075)	(47)	(5,122)

Fair value of plan assets, end of year	$43,604	$—	$43,604	$51,174	$—	$51,174

Reconciliation of funded status:
Excess of fair value of plan assets over benefit obligations, end of year	$7,062	$(3,635)	$3,427	$7,162	$(3,046)	$4,116
Unrecognized actuarial (gain) loss	(3,284)	519	(2,765)	(2,422)	(466)	(2,888)

Net amount recognized in balance sheet	$3,778	$(3,116)	$662	$4,740	$(3,512)	$1,228

  Components of the net benefit costs are as follows:

	2001
	Pension benefits	Post-retirement benefits	Total
	(in thousands of Canadian dollars)
Service costs	$2,886	$151	$3,037
Interest costs	2,900	218	3,118
Expected return on plan assets	(3,373)	—	(3,373)
Curtailment loss	578	—	578
Amortization of actuarial gain	—	(3)	(3)

	2,991	366	3,357
Defined contribution pension plan:
Employer's contribution during the period	5,152	—	5,152

	8,143	366	8,509
Portion related to affiliated companies	2,077	42	2,119

Net benefit costs	$6,066	$324	$6,390

	2002
	Pension benefits	Post-retirement benefits	Total
	(in thousands of Canadian dollars)
Service costs	$2,067	$164	$2,231
Interest costs	2,559	231	2,790
Expected return on plan assets	(3,417)	—	(3,417)
Curtailment loss	37	—	37
Amortization of actuarial gain	—	14	14

	1,246	409	1,655
Defined contribution pension plan:
Employer's contribution during the period	2,542	—	2,542

	3,788	409	4,197
Portion related to affiliated companies	1,139	31	1,170

Net benefit costs	$2,649	$378	$3,027

	2003
	Pension benefits	Post-retirement benefits	Total
	(in thousands of Canadian dollars)
Service costs	$1,999	$175	$2,174
Interest costs	2,554	256	2,810
Expected return on plan assets	(3,325)	—	(3,325)
Curtailment loss	—	—	—
Amortization of actuarial gain	(109)	11	(98)

	1,119	442	1,561
Defined contribution pension plan:
Employer's contribution during the period	2,954	—	2,954

	4,073	442	4,515
Portion related to affiliated companies	(1,048)	—	(1,048)

Net benefit costs	$3,025	$442	$3,467

  The amount recognized in the consolidated balance sheets is as follows:

	2002			2003
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
	(in thousands of Canadian dollars)
Employee future benefit costs	$4,562	$—	$4,562	$5,523	$—	$5,523
Accrued benefit liability	(784)	(3,116)	(3,900)	(783)	(3,512)	(4,295)

Net amount recognized	$3,778	$(3,116)	$662	$4,740	$(3,512)	$1,228

  The assumptions used in the measurement of the Company's benefit obligations are as follows for the years ended December 31, 2002 and 2003:

	2002	2003
Discount rate	6.75%	6.25%
Expected return on plan assets	7.75	7.75
Rate of compensation increase	3.25	3.25

4.     DEPRECIATION AND AMORTIZATION:

	2001	2002	2003
	(in thousands of Canadian dollars)
Fixed assets	$111,802	$114,305	$121,928
Deferred charges	4,890	5,711	1,030

	$116,692	$120,016	$122,958

  Direct costs include $6.9 million in 2001, $5.4 million in 2002 and $5.8 million in 2003 of depreciation on video rental inventory.

5.     FINANCIAL EXPENSES:

	2001	2002	2003
	(in thousands of Canadian dollars)
Third parties:
Interest on long-term debt	$82,939	$74,522	$63,588
Write-off and amortization of deferred financing costs	2,528	4,607	4,128
Amortization of debt premium and discount	(2,083)	(973)	(1,066)
Net premium, write-off of financing costs and termination costs of swap agreement	2,476	—	17,094
(Gain) loss on foreign currency long-term debt	12,145	(2,211)	(23,623)
(Gain) loss on foreign currency short-term monetary items	2,057	348	(1,848)
Bank fees	1,510	1,504	1,339
Other interests and penalty charges	1,080	390	171

	102,652	78,187	59,783
Interest capitalized to fixed assets	(709)	—	—
Interest income	(1,469)	(2,289)	(676)

	100,474	75,898	59,107
Parent company:
Interest (income) expense	79	(178)	5,495
Companies under common control:
Interest expense	754	468	—

	$101,307	$76,188	$64,602

  Interest paid to and interest received from third parties in 2001 amounted to $78.3 million and $1.6 million, respectively, $72.3 million and $2.1 million in 2002, and $61.0 million and $0.7 million in 2003.

  Interest paid to and interest received from affiliated companies in 2001 amounted to $0.3 million and nil, $1.1 million and $0.2 million in 2002, and $0.1 million and nil in 2003.

6.     OTHER ITEMS:

	2001	2002	2003
	(in thousands of Canadian dollars)
Write-off of fixed assets and deferred charges(1)	$91,706	$—	$—
Restructuring costs(2)	3,836	25,000	(2,500)
Other	28	—	—

	$95,570	$25,000	$(2,500)

  (1)
  In 2001, as a result of market and technological uncertainties, the Company decided to suspend its residential Internet Protocol (IP) telephony project and wrote off certain assets in the amount of $76.0 million. The Company also abandoned other projects totaling $15.7 million including software under development.

  (2)
  The Company conducted cost reduction programs which included labour reductions and consequently employees and other related charges. As of December 31, 2002, a $25.0 million restructuring provision has been recorded in connection with a work force reduction program. The final costs were lower than estimated and the excess amount was reversed in 2003.

7.     INCOME TAXES:

  The following schedule reconciles income taxes computed on income before income taxes, share in the results of a company subject to significant influence, non-controlling interest in a subsidiary and amortization of goodwill based on the consolidated basic income tax rate and the effective income tax rate:

	2001	2002	2003
	(in thousands of Canadian dollars)
Income taxes based on the combined Federal and Provincial (Quebec) basic income tax rate of 37.16% in 2001; 35.12% in 2002 and 33.12% in 2003	$(18,446)	5,034	29,871
Change due to the following items:
Federal large corporations tax	2,737	2,315	2,405
Non-deductible charges and/or loss deductible at a lower rate or for which the tax benefit was not recorded	6,125	204	(4,432)
Reduction of enacted tax rate	286	(1,422)	(1,097)
Other	(778)	(3,468)	83

Income taxes based on the effective income tax rate	$(10,076)	$2,663	$26,830

  Income taxes paid in 2001 amounted to $5.3 million, $5.1 million in 2002 and $3.1 million in 2003.

  The tax effects of significant items comprising the Company's net future tax liability are as follows:

	2002	2003
	(in thousands of Canadian dollars)
Future income tax assets:
Operating loss carryforwards	$54,648	$56,565
Restructuring provisions	8,250	—
Other provisions	4,275	10,762
Differences between book and tax bases of fixed assets and other assets	4,578	11,278

	71,751	78,605
Future income tax liabilities:
Differences between book and tax bases of fixed assets	(161,571)	(176,726)
Differences between book and tax bases of other assets	—	(3,943)

	(161,571)	(180,669)

Net future income tax liability	$(89,820)	$(102,064)

Presented as follows:
Future income tax assets:
Short-term	$12,525	$10,762
Long-term	14,834	5,376

	27,359	16,138
Future income tax long-term liability	(117,179)	(118,202)

Net future income tax liability	$(89,820)	$(102,064)

  During the year, the Company obtained from a company under common control of the ultimate parent company, income tax deductions of $9.7 million, of which $9.6 million is recorded as income taxes receivable and $0.1 million as future income tax assets. The consideration payable to this company under common control amounts to $6.3 million. This transaction allows the Company to realize a gain of $3.4 million which has been credited to contributed surplus.

  As at December 31, 2003, the Company had net operating loss carryforwards for income tax purposes available to reduce future taxable income of approximately $192.9 million, expiring from 2004 to 2010, for which a future income tax asset of $56.6 million has been recognized at that date.

8.     ACCOUNTS RECEIVABLE:

	2002	2003
	(in thousands of Canadian dollars)
Trade	$82,919	$76,308
Allowance for doubtful accounts	(11,215)	(7,220)

	$71,704	$69,088

  Allowance for doubtful accounts is provided for systematically based on the aging of the receivable.

9.     INVENTORIES:

	2002	2003
	(in thousands of Canadian dollars)
Subscribers' equipment	$9,263	$11,828
Video store materials	2,571	2,948
Other supplies and spare parts	7,296	8,422

	$19,130	$23,198

10.   FIXED ASSETS:

	2002
	Cost	Accumulated depreciation	Net book value
	(in thousands of Canadian dollars)
Receiving and distribution networks	$1,391,783	$603,308	$788,475
Furniture and equipment	183,471	129,952	53,519
Terminals and operating system	197,433	103,018	94,415
Buildings	21,645	7,564	14,081
Video rental inventory	10,503	6,465	4,038
Coding and transmission material	8,303	5,098	3,205
Land	1,850	—	1,850

	$1,814,988	$855,405	$959,583

	2003
	Cost	Accumulated depreciation	Net book value
	(in thousands of Canadian dollars)
Receiving and distribution networks	$1,446,970	$685,404	$761,566
Furniture and equipment	211,320	149,742	61,578
Terminals and operating system	140,467	82,384	58,083
Buildings	21,656	8,533	13,123
Video rental inventory	10,521	7,962	2,559
Coding and transmission material	7,481	4,651	2,830
Land	1,822	—	1,822

	$1,840,237	$938,676	$901,561

11.   DEFERRED CHARGES:

	2002	2003
	(in thousands of Canadian dollars)
Long-term financing fees	$13,179	$10,934
Employee future benefit costs (note 3)	4,562	5,523
Forward exchange contract	8,948	—
Development and pre-operating costs	1,367	438
Leasehold inducement	502	407

	$28,558	$17,302

12.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

	2002	2003
	(in thousands of Canadian dollars)
Trade accounts payable and accruals	$49,988	$47,971
Subscribers' equipment suppliers	6,037	13,643
Royalties and service providers dues	75,112	56,858
Restructuring accrual(1)	25,000	—
Employees' salaries and dues	17,984	18,058
Pension plan accrued liability	3,900	4,295
Provincial and federal sales tax	9,769	9,262
Interest due	9,694	12,987

	$197,484	$163,074

Restructuring accrual
(in thousands of Canadian dollars)
Balance as at December 31, 2001	$1,236
Additional reserve (note 6)	25,000
Utilized in 2002:
Payments	(1,236)

Balance as at December 31, 2002	25,000
Utilized in 2003:
Payments	(22,500)
Reversal of over provision (note 6)	(2,500)

Balance as at December 31, 2003	$—

13.   LONG-TERM DEBT:

	2002	2003
	(in thousands of Canadian dollars)
Bank facility (a):
Term-loan A	$630,802	$-
Term-loan B	365,044	—
Term-loan C	—	355,630
Senior Secured First Priority Notes (b)	123,755	100,615
Senior Notes (c)	—	430,432
Subordinated loan — Quebecor Media Inc.	—	150,000
Other	24	—

	1,119,625	1,036,677
Short-term portion of the long-term debt	86,145	50,000

Long-term portion of the long-term debt	$1,033,480	$986,677

  (a)
  Bank facility:

    On October 8, 2003, concurrently with the issuance of the Senior Notes, the Company repaid entirely and terminated its former bank facility term-loans A and B, borrowed an amount of $368.1 million under a term-loan C and reduced the authorized amount under the revolving credit facility from $150.0 million to $100.0 million.

    Bank credit facility, bearing interest at Bankers' Acceptances and Canadian LIBOR rates, plus, in each case, a margin depending upon Vidéotron Ltée leverage ratio, are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Vidéotron Ltée and its subsidiaries, with some restrictions regarding CF Cable TV inc. and its subsidiaries' assets. The credit facilities are composed as follows:

    (i)
    Revolving Credit Facility of a maximum amount of $100.0 million, maturing on October 8, 2008;

    (ii)
    Term-loan C of an original amount of $368.1 million, payable in quarterly instalments of $12.5 million beginning on December 1, 2003, and maturing on October 8, 2008 with a bullet payment of $118.1 million. The Company has reduced the interest fluctuation risk associated with the facility by using interest rate swaps under which the Company has fixed the payment of the interest.

    As at December 31, 2003, the outstanding balances include Bankers' Acceptance based advances of $355.2 million, and Prime Rate based advances of $0.4 million and the effective rates range from 3.86% to 5.0% at that date.

    The credit facilities contain usual covenants such as maintaining certain financial ratios and certain restrictions as to the payment of dividends and to asset acquisitions and dispositions. The unused amount under the Revolving Facility at year-end is $100 million.

  (b)
  Senior Secured First Priority Notes:

    Senior Secured First Priority Notes having a par value of US$75.6 million in 2002 and 2003 bear interest at the rate of 9.125% and mature in 2007. The Notes are redeemable at the option of the Company on or after July 15, 2005 at 100% of the principal amount. These Notes are secured by first-ranking hypothecs on substantially all of the assets of CF Cable TV Inc. and certain of its subsidiaries. In addition, CF Cable TV Inc. and its subsidiaries have provided, to the extent permitted under the Notes Trust Indenture, guarantees in favour of the lenders under its parent credit agreement. In the case of realization on the assets of CF Cable TV Inc. and its subsidiaries, the proceeds thereof would be first used to repay, on a pro rata basis, and as described in an inter-creditor agreement entered into on June 29, 2001, between, among others, the agent under the parent's credit agreement and the trustee under the Notes Trust Indenture, the Senior Secured First Priority Notes and the first priority guarantees provided to the lenders under the parent's credit agreement. In May 2002, the Company repurchased US$2.2 million of these Notes.

  (c)
  Senior Notes:

    On October 8, 2003, the Company issued US$335.0 million of aggregate principal amount of Senior Notes at a discount rate of 99.0806% for net proceeds of US$331.9 million, before issuance fees of US$5.7 million. These Notes bear interest at a rate of 6.875% payable every six months on January 15 and July 15, and mature on January 15, 2014. The first interest payment is due on July 15, 2004. The Notes contain certain restrictions for Vidéotron Ltée, including limitations on its ability to incur additional indebtedness, and are unsecured. Vidéotron Ltée entered into cross-currency interest swaps to hedge foreign exchange fluctuations related to the interest and capital repayment of these Notes denominated in foreign currency. In accordance with the Registered Exchange Offer, Vidéotron Ltée will complete during the first quarter of 2004 the exchange of those Senior Notes for new Notes having substantially identical terms to the Senior Notes. These new Notes have been registered under the United States Securities Act of 1933. The Notes will be redeemable, in whole or in part, at any time on or after January 15, 2009, with a premium decreasing from 3.438% on January 15, 2009 to nil on January 15, 2012.

  (d)
  Subordinated loan — Quebecor Media Inc.:

    On March 24, 2003, the Company contracted a subordinated loan of $150.0 million from its parent company. The $150 million subordinated loan, maturing in March 2015, bears interest at the rate of 90-day Bankers' Acceptance rates plus 1.5%, payable in arrears on the last day of each quarter starting June 30, 2003. The obligations of the Company are subordinated in right of payment to the prior payment in full of all existing and future indebtedness of the Company under or in connection with the Credit Agreement. The holders of all other senior indebtedness of the Company will be entitled to receive payments in full of all amounts due on or in respect of all other existing and future senior indebtedness of the Company before the Lender is entitled to receive or retain payment of principal.

    In June 2003, the Company notified the Lender according to the subordinated loan agreement that it will stop the payment of all interests on the loan until April 2004. The amount of interests owed to Quebecor Media Inc. as at December 31, 2003 totalled $5.4 million.

    Minimum principal payments on long-term debt in each of the next five years and thereafter are as follows:

(in thousands of Canadian dollars)
2004	$50,000
2005	50,000
2006	50,000
2007	150,615
2008	155,600
2009 and thereafter	580,462

14.   SHARE CAPITAL:

  Authorized:

  A limited number of preferred shares, without par value, ranking prior to the common shares with regard to payment of dividends and repayment of capital, without voting rights, issuable in Series. The following Series were designated:

    1,000 Preferred Shares, Series A, carrying the rights and restrictions attached to the class as well as a fixed annual non-cumulative preferred dividend of 10% and redeemable at the holder's option

    1,000 Preferred Shares, Series B, carrying the rights and restrictions attached to the class as well as a fixed annual non-cumulative preferred dividend of 9% and redeemable at the holder's option

    100 Preferred Shares, Series C, carrying the rights and restrictions attached to the class as well as a fixed monthly non-cumulative preferred dividend at a rate equal to the prime rate of the Company's lead banker less 0.75% and redeemable at the holder's option

    100 Preferred Shares, Series D, carrying the rights and restrictions attached to the class as well as a fixed monthly non-cumulative preferred dividend of 1%, computed on the redemption price of the preferred shares

    10 Preferred Shares, Series E, carrying the rights and restrictions attached to the class as well as a fixed annual non-cumulative preferred cash dividend of 4%, retractable at the holder's option

    10 Preferred Shares, Series F, carrying the rights and restrictions attached to the class as well as a fixed annual non-cumulative preferred cash dividend of 4%, retractable at the holder's option

  An unlimited number of common shares, without par value, voting and participating

	2002		2003
	Common Shares	Retractable preferred shares (b)	Common Shares	Retractable preferred shares (b)
	(in thousands of Canadian dollars)
Issued and paid:
11,174,813 common shares (10,000,000 in 2002)$	$1	$—	$173,236	$—
Nil (2 Preferred shares, Series E in 2002) — book value of $31,310 (1 in 2002 — book value of $26,829)	—	332,480	—	—
1 Preferred share, Series F	—	—	—	2,000

	$1	$332,480	$173,236	$2,000

  Vidéotron Ltée modified its articles of amalgamation as follows:

  On June 29, 2001, Vidéotron Ltée modified its authorized common shares to permit the issuance of an unlimited number.

  On July 5, 2001, Vidéotron Ltée issued, as part of the consideration for the acquisition of Vidéotron (1998) Ltée, one Series E Preferred Share at a stated capital of $300 million and a Promissory Note of $300 million. Since this transaction is between companies under common control, the net assets of Vidéotron (1998) Ltée were recognized at their carrying value of $26.8 million (see note 2 (a)). Because the Preferred Share issued is redeemable, it is presented at its redemption value of $300 million. The difference of $271.2 million was charged to retained earnings. The entire retraction value of the promissory note was also charged to retained earnings.

  On December 5, 2002, Vidéotron Ltée acquired from its parent company certain trademarks and the related future tax asset of $4.5 million. In consideration for this asset acquisition, the Company has issued one Series E Preferred Share retractable at the option of the holder at $32.5 million. Since this transaction is between companies under common control, the stated capital of this share, amounting to the carrying value of the net assets acquired, being $4.5 million, has been recorded in share capital and the $28.0 million excess has been charged to retained earnings.

  On March 28, 2003, the parent company converted one of its Series E Preferred Shares into 750,000 common shares at a stated capital of $26.8 million. Furthermore, on May 14, 2003, the parent company converted its last Series E Preferred Shares into 70,000 common shares at a stated capital of $4.5 million. The excess of the preferred share retractable value over the stated capital converted into common shares, amounting to $301.2 million, has been credited to the contributed surplus.

  On October 7, 2003, the Company acquired from its parent company all the issued and outstanding shares of Vidéotron TVN Inc. and of Le SuperClub Vidéotron Ltée in consideration of the issuance of 354,813 common shares for a total stated capital of $141.9 million. The excess of the consideration issued over the net book value of the business acquired, amounted to $103.1 million, of which $26.7 million has been charged to the contributed surplus and $76.4 million to the deficit. This business combination was accounted for using the continuity of interest method, and the results of operations of the acquired companies have been included in these consolidated financial statements as if this group of companies had always been subsidiaries of the Company.

  On December 23, 2003, the Company acquired from its parent company all the issued and outstanding shares of Câblage QMI Inc. in consideration of the issuance of 1 Series F preferred share, retractable at an amount of $2.0 million.

15.   STOCK OPTION PLAN:

  Under a stock option plan established by the parent company, 6,185,714 Common Shares of the parent company were set aside for officers, senior employees and other key employees of the parent company and its subsidiaries. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value, at the date of grant, of the Common Shares of the parent company, as determined by the parent company's Board of Directors (if the Common Shares are not listed on a stock exchange at the time of the grant) or the trading price of the Common Shares of the parent company on the stock exchanges where such shares are listed at time of the grant. Unless authorized by the parent company's Compensation Committee for a change in control transaction, no options may be exercised by an optionee if the shares of the parent company have not been listed on a recognized stock exchange. At December 31, 2007, if the shares of the parent company have not been so listed, optionees will have until January 31, 2008 to exercise their right to receive the difference between the fair market value and the exercise price of the options in cash. At December 31, 2009, if the shares of the parent company have not been so listed, optionees will have until January 31, 2010 to exercise their right to receive the difference between the fair market value and the exercise price of the options in cash. Except under specific circumstances and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant, (ii) equally over four years with the first 25% vesting on the second anniversary of the date of the grant, and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of the grant.

  The following table gives summary information on outstanding options granted by the parent company to the employees of the Company as at December 31, 2003 and 2002:

	2003		2002
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	268,532	$17.69	—	$—
Granted	339,271	18.69	276,880	17.64
Transferred and cancelled	(62,164)	18.18	(8,348)	16.17

Balance at end of year	545,639	$18.49	268,532	$17.69

Vested options at end of year	7,730	$16.17	—	$—

  The following table gives summary information on outstanding options as at December 31, 2003:

	Outstanding options		Vested options
Exercise price	Number	Weighted average years to maturity	Number	Weighted average exercise price
$15.19	50,032	9.41 years	—	$—
16.17	183,978	8.27 years	7,730	16.17
19.46	240,749	9.60 years	—	—
21.42	8,869	9.93 years	—	—
21.77	62,011	8.23 years		—

$15.19 to 21.77	545,639	9.01 years	7,730	$16.17

  For the year ended December 31, 2003, a charge of $0.9 million related to the plan was included in net income (none for the year ended December 31, 2002), since the exercise price of the options was lower than the fair market value of the parent company's Common Shares, as determined by the parent company's Board of Directors.

16.   FINANCIAL INSTRUMENTS:

  (a)
  Fair values:

    The carrying amount of cash and cash equivalents, accounts receivable, issued and outstanding cheques, accounts receivable from/payable to affiliated companies, and accounts payable and accrued liabilities approximates their fair value as these items will be realized or paid within one year.

    As at December 31, the estimated fair values of long-term debt and derivative financial instruments are as follows:

	2002		2003
	Book value	Fair value	Book value	Fair value
	(in thousands of Canadian dollars)
Liabilities:
Financial liabilities:
Long-term debt	$1,119,625	$1,121,697	$1,036,676	$1,057,479
Derivative financial instruments:
Interest rate swaps	—	(13,438)	—	(9,460)
Assets (liabilities):
Cross currency interest rate swaps	8,948	8,336	(15,272)	(24,588)

    The fair value estimates are based on market quotes, when available, or on rates that the Company could obtain for instruments having the same characteristics. These estimates are subjective in nature and involve uncertainties and matters of professional judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

  (b)
  Management of interest rate risk and foreign exchange risk:

    The Company has entered into interest rate swaps to manage its interest rate exposure on its bank facility. The Company is committed to exchange, at specific intervals, the difference between the fixed and floating interest rate calculated by reference to the notional amounts. As at December 31, 2003, the Company will pay fixed interest rates ranging from 4.01% to 5.49% on a notional amount of $315.0 million and will receive a floating interest rate based on Bankers' Acceptance having a three-month maturity. These swaps expire from 2004 to 2006.

    During the year ended December 31, 2003, the Company has concluded cross currency interest swaps to hedge the foreign exchange fluctuations related to its US Senior Notes by fixing the US/Canadian dollar exchange rate at 1.3425 on a notional amount of US$335.0 million and by fixing the interest rate at 7.66% on a notional amount of $181.2 million and by opting for a floating interest rate based on bankers' acceptance rate plus 2.73% on a notional amount of $268.5 million.

  (c)
  Other disclosures:

  (i)
  The credit risk of the financial instruments arises from the possibility that the counterparties to the agreements or contracts may default on their obligations under the agreements. In order to minimize this risk, the Company's general policy is to deal only with counterparties with a Standard & Poor's rating (or the equivalent) of at least A.

  (ii)
  The Company is exposed to a credit risk towards its customers. However, credit risk concentration is minimized because of the large number of customers.

17.   COMMITMENTS:

  Under the terms of operating leases, the Company is committed to make the following minimum annual lease payments over the next years:

(in thousands of Canadian dollars)
2004	$6,531
2005	5,319
2006	3,894
2007	2,821
2008	1,908
2009 and thereafter	2,636

18.   SUPPLEMENTAL CASH FLOW INFORMATION:

	2001	2002	2003
	(in thousands of Canadian dollars)
Non-cash financing and investing activities:
(i) Purchase of fixed assets financed by accounts payable and accrued liabilities	$24,279	$—	$958
(ii) Issuance of share capital in consideration of the acquisition of a subsidiary	26,829	—	2,000
(iii) Issuance of share capital in consideration of the future tax asset related to the trademark acquired from the parent company	—	6,080	—
(iv) Spending in deferred charges financed by accounts payable and accrued liabilities and by affiliated companies	(2,497)	946	1,195

19.   RELATED PARTY TRANSACTIONS:

  In addition to the transactions disclosed elsewhere in these financial statements, the Company entered into the following transactions with affiliated companies. These transactions have been recorded at the exchange value, which is the amount established and agreed to by the related parties:

	2001	2002	2003
	(in thousands of Canadian dollars)
Parent company:
Operating and administrative expenses	$21,918	$16,060	$8,492
Operating and administrative expenses recovered	—	(456)	(216)
Acquisition of fixed and intangible assets	5,552	3,895	1,613
Proceeds on disposal of fixed assets	—	(586)	—
Reorganization costs	742	—	—
Companies under common control:
Operating revenue	1,755	1,693	2,450
Direct costs	25,208	26,939	18,271
Operating and administrative expenses	21,107	35,877	34,087
Acquisition of fixed assets	160	—	—
Proceeds on disposal of fixed assets	(75)	—	—

  The Company and a company under common control entered into a signal transmission services agreement until 2014, renewable for an additional 15-year period. In 2001, service charges arising from this agreement amounted to $8.4 million in 2001, $8.4 million in 2002 and $7.0 million in 2003.

  The Company and a company under common control entered into a network and technical equipment agreement until 2003, renewable for a 12-month period. Service charges arising from this agreement amounted to $19.3 million in 2001, $21.2 million in 2002 and $12.2 million in 2003.

20.   CONTINGENCIES:

  In 1999, the purchaser of a business sold by the Company initiated an arbitration by which he claimed an amount of $8.6 million as a reduction of the purchase price of the business. It is not possible at this stage to determine the outcome of this claim.

  In November 2001, the Company terminated a sale service agreement with a supplier and is being sued for breach of contract for an amount of $4.7 million. It is not possible to determine the outcome of the claims.

  On March 13, 2002, a legal action was initiated by the shareholders of a cable company against Vidéotron Ltée. They contend that Vidéotron Ltée did not honor its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensations totalling $26.0 million. Vidéotron Ltée's management believes that this action is not justified and intends to vigorously defend its case in Court.

  In the normal course of business, the Company is a party to various claims and lawsuits. Even though the outcome of these various pending cases as at December 31, 2003 cannot be determined with certainty, the Company believes that their outcome will not have a material adverse impact on its operating results or financial position.

21.   SUBSEQUENT EVENT:

  On January 16, 2004, Vidéotron (1998) ltée, a subsidiary of the Company, borrowed $1.1 billion from Quebecor Média Inc. This subordinated loan bears interest at 10.75% and matures on January 16, 2019. On the same day, Vidéotron (1998) ltée invested the whole proceeds from this loan into preferred shares, Series D of Quebecor Média Inc.

22.   SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES:

  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada which are different in some respects from those in the United States ("US"), as described below. The following tables set forth the impact of significant differences between Canadian GAAP and US GAAP on the Company's consolidated financial statements, including disclosures, that are required under US GAAP.

  Consolidated statements of operations

	2001	2002	2003
	(restated — note 1 (a) and (b))
	(in thousands of Canadian dollars)
Net income (loss) for the year based on Canadian GAAP	$(53,039)	$11,483	$63,311
Adjustments:
Push-down basis of accounting (i)	(63,626)	2,838	(7,954)
Goodwill impairment (i) and (ii)	—	(2,004,000)	—
Development and pre-operating costs (iii)	(2,931)	2,744	2,485
Accounting for derivative instruments and hedging activities (iv)	(17,454)	3,338	1,607
Interest on debt contracted by the parent company for financing of its subsidiary	(14,319)	—	—
Income taxes (v)	17,209	(856)	(774)

Net income (loss) for the year based on US GAAP	(134,160)	(1,984,453)	58,675
Other comprehensive loss (vi):
Pension and postretirement benefits (vii)	(314)	—	(613)
Accounting for derivative instruments and hedging activities (iv)	—	—	(843)

Comprehensive income (loss) based on US GAAP	$(134,474)	$(1,984,453)	$57,219

Accumulated other comprehensive loss at beginning of year	$—	$(314)	$(314)
Changes in the year	(314)	—	(1,456)

Accumulated other comprehensive loss at end of year	$(314)	$(314)	$(1,770)

  As at December 31, 2001, the Company had unamortized goodwill of $4,666.9 million. The coming into effect on January 1, 2002 of a new accounting policy, pursuant to which goodwill is no longer amortized, resulted in a reduction of $120 million in amortization expense related to goodwill. The following summarizes the effect of the accounting change if it had been applied retroactively:

	2001	2002	2003
Net income (loss), as reported	$(134,160)	$(1,984,453)	$58,675
Goodwill amortization	119,142	—	—

Adjusted net income (loss)	$(15,018)	$(1,984,453)	$58,675

  Consolidated Shareholder's Equity

	2002	2003
	(restated — note 1 (a) and (b))
	(in thousands of Canadian dollars)
Shareholder's equity (deficit) based on Canadian GAAP	$(345,189)	$70,817
Cumulative adjustments:
Push-down basis of accounting (i)	4,329,075	4,321,121
Goodwill impairment (ii)	(2,004,000)	(2,004,000)
Development and pre-operating costs (iii)	(2,931)	(446)
Accounting for derivative instruments and hedging activities (iv)	(14,116)	(13,352)
Income taxes (v)	913	139
Pension and postretirement benefits (vii)	(314)	(927)

Shareholder's equity based on US GAAP	$1,963,438	$2,373,352

  (i)
  Push-down basis of accounting:

    The basis of accounting used in the preparation of these financial statements under US GAAP reflects the push-down resulting from the acquisition on October 23, 2000 by Quebecor Media Inc. of the Company and its subsidiaries. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

    The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical consolidated financial statements of the Company to reflect Parent's cost basis were:

    (a)
    The carrying values of fixed assets were increased by $114.6 million;

    (b)
    The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt, and further reduction in deferred charges was recorded for a total amount of $22.6 million;

    (c)
    Accrued charges increased by $40.3 million;

    (d)
    Future income tax liability increased by $24.9 million; and

    (e)
    The $4,360.5 million excess of parent's cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,387.3 million was credited as contributed surplus.

  (ii)
  Goodwill impairment:

    The accounting requirements for goodwill under Canadian GAAP and US GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year, in which the new recommendations are initially applied, is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under US GAAP, an impairment loss recognized as a result of transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption "net income".

  (iii)
  Development and pre-operating costs:

    Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability, are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

  (iv)
  Accounting for derivative instruments and hedging activities:

    The Company adopted, at the beginning of 2001, Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended (SFAS 133), which establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value with changes in fair value recorded in the statement of operations unless the instrument is effective and qualifies for hedge accounting. As of the adoption date, the Company did not hold any of these instruments. Under Canadian GAAP, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged position. Furthermore, under Canadian GAAP, the change in foreign exchange rate on long-term foreign currency denominated instrument is recorded either as an asset or liability when hedge accounting is used. Under US GAAP, these changes are recorded in the statement of operations or other comprehenive income based on whether a hedging relationship has been established which qualifies as a hedging relationship under US GAAP.

  (v)
  Income taxes:

    This adjustment represents the tax impact of the US GAAP adjustments. Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while under US GAAP measurement is based on enacted tax rates.

  (vi)
  Comprehensive income (loss):

    Comprehensive income is presented in accordance with FAS No. 130, "Reporting Comprehensive Income". This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder's equity related to the accrued pension benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets and to changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges.

  (vii)
  Pension and postretirement benefits:

    The accounting requirements for pension and postretirement benefits under Canadian GAAP and US GAAP are similar in all material respects. However, under US GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan's assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder's equity under the caption "other comprehensive income".

  (viii)
  Operating income before the undernoted:

    US GAAP requires that depreciation and amortization and other items be included in the determination of operating income and does not permit the disclosure of subtotals of the amounts of operating income before these items. Canadian GAAP permits the subtotals of the amounts of operating income before these items.

  (ix)
  Consolidated statements of cash flows:

    The disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash operating working capital items in the consolidated statement of cash flows is allowed by Canadian GAAP while it is not allowed by US GAAP.

  (x)
  Recent accounting pronouncements:

  (a)
  EIC 141, Revenue Recognition, incorporates the principles and summarizes the guidance in the SEC's SAB 101, Revenue Recognition in financial statements. The EIC is of the opinion that this abstract provides appropriate interpretative guidance on the application of existing standards on revenue. The guidance may be applied prospectively, and should be applied to sales transactions recognized in the first interim or annual period beginning after December 17, 2003.

  (b)
  EIC 142, Revenue Arrangements with Multiple Deliverables, is based on EITF 00-21 and addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities. The guidance may be applied prospectively, and should be applied to revenue arrangements with multiple deliverables entered into in the first interim period or annual fiscal period beginning after December 17, 2003.

  (xi)
  Guaranteed debt:

    The combined information below has been presented in accordance with the requirements of the Securities and Exchange Commission for guarantor financial statements.

    The Company's Senior Notes due 2013 described in note 13 are guaranteed by specific subsidiaries of the Company (the "Subsidiary Guarantors"). The accompanying condensed consolidated financial information as at December 31, 2002 and 2003 and for the years 2001, 2002 and 2003 has been prepared in accordance with US GAAP. The information under the column headed "Combined Guarantors" is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed "Vidéotron Ltée". Each Subsidiary Guarantor is wholly-owned by the Company. All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law).

    The main subsidiaries included under the column "Subsidiary Guarantors" are Vidéotron TVN Inc., Vidéotron (1998) Ltée and Le SuperClub Vidéotron Ltée, and its subsidiary Groupe de Divertissement SuperClub Inc.

    The "Non-Subsidiary Guarantors" are CF Cable TV Inc., Vidéotron (Régional) Ltée, Télé-Câble Charlevoix (1977) Inc. and Société d'Édition et de Transcodage T.E. Ltée.

  Consolidated statement of operations

  In accordance with United States GAAP

  For the year ended December 31, 2001

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non-guarantors	Adjustments and eliminations	Consolidated
	(in thousands of Canadian dollars)
Revenues	$443,171	$178,445	$172,637	$(28,799)	$765,454
Direct cost	125,679	55,941	47,111	(931)	227,800
Operating and administrative expenses	179,075	69,325	60,974	(27,541)	281,833
Depreciation and amortization	169,265	54,109	37,245	(267)	260,352
Financial expenses	79,799	15,977	32,728	—	128,504
Other items	(5,826)	7,219	2,414	—	3,807

Loss before the undernoted	(104,821)	(24,126)	(7,835)	(60)	(136,842)
Income taxes	(7,502)	(524)	5,199	—	(2,827)

	(97,319)	(23,602)	(13,034)	(60)	(134,015)
Share in the results of a company subject to significant influence	(556)	—	(212)	768	—
Non-controlling interest	—	—	13	132	145

Net loss	$(96,763)	$(23,602)	$(12,835)	$(960)	$(134,160)

  Consolidated statement of cash flows

  In accordance with United States GAAP

  For the year ended December 31, 2001

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non-guarantors	Adjustments and eliminations	Consolidated
	(in thousands of Canadian dollars)
Cash flows from operating activities:
Net loss	$(96,763)	$(23,602)	$(12,835)	$(960)	$(134,160)
Items not involving cash:
Depreciation and amortization	171,517	60,986	37,520	(267)	269,756
Future income taxes	(8,918)	(1,129)	3,764	—	(6,283)
Write-off of fixed assets and deferred charges	32,464	(34,043)	(90)	—	(1,669)
Loss on foreign currency denominated debt	5,343	—	6,802	—	12,145
Other	(12,292)	34,816	3,310	(710)	25,124
Shares in the results of a company subject to significant influence	(556)	—	(212)	768	—
Changes in non-cash operating working capital	70,760	(32,884)	494	(227)	38,143

	161,555	4,144	38,753	(1,396)	203,056
Cash flows from investing activities:
Acquisition of fixed assets	(63,329)	(31,786)	(20,462)	—	(115,577)
Net change in deferred charges	(877)	(2,531)	188	396	(2,824)
Amounts receivable from parent company and from affiliated companies	498	(12,898)	—	—	(12,400)
Other	(25,852)	26,786	(489)	—	445

	(89,560)	(20,429)	(20,763)	396	(130,356)
Cash flows from financing activities:
Increase in long-term debt	447,000	—	—	—	447,000
Repayment of long-term debt	(110,337)	—	(26,370)	—	(136,707)
Repayment of promissory note to the parent company	(300,000)	—	—	—	(300,000)
Issuance of shares by a subsidiary	202,750	15,192	(217,942)	—	—
Advances on disposal of a preferred share issued by an affiliated company	(230,000)	—	230,000	—	—
Other	(4,690)	—	(1,276)	1,000	(4,966)

	4,723	15,192	(15,588)	1,000	5,327

Net increase (decrease) in cash and cash equivalents	76,718	(1,093)	2,402	—	78,027
Cash and cash equivalents, beginning of year	(5,679)	(1,232)	(1,704)	—	(8,615)

Cash and cash equivalents, end of year	$71,039	$(2,325)	$698	$—	$69,412

  Consolidated balance sheet

  In accordance with United States GAAP

  As at December 31, 2002

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated
	(in thousands of Canadian dollars)
Assets
Current assets:
Cash and cash equivalents	$14,870	$47	$1,124	$—	$16,041
Accounts receivable	65,289	6,254	782	—	72,325
Amounts receivable from affiliated companies	42,632	56,806	56,932	(145,278)	11,092
Inventories and prepaid expenses	10,578	11,888	525	—	22,991
Future income taxes	8,948	3,190	387	—	12,525

	142,317	78,185	59,750	(145,278)	134,974
Fixed assets	769,148	118,474	229,075	—	1,116,697
Goodwill	1,401,545	630,339	397,332	233,711	2,662,927
Deferred charges	23,763	502	3,274	(489)	27,050
Future income taxes	—	14,835	—	—	14,835
Investments	492,895	—	878	(493,707)	66

Total assets	$2,829,668	$842,335	$690,309	$(405,763)	$3,956,549

Liabilities and Shareholder's Equity
Current liabilities:
Issued and outstanding cheques	$1,015	$918	$12	$—	$1,945
Accounts payable and accrued liabilities	160,567	22,892	30,932	45	214,436
Amounts payable to a company under common control	110,862	55,976	4,377	(105,756)	65,459
Deferred revenue and prepaid services	53,794	5,111	21,026	—	79,931
Current portion of long-term debt	86,142	—	—	—	86,142

	412,380	84,897	56,347	(105,711)	447,913
Future income taxes	141,502	2,210	36,707	(1,826)	178,593
Retractable preferred shares	332,480	37,187	—	(37,187)	332,480
Long-term debt	910,435	71,642	145,260	(93,854)	1,033,483
Non-controlling interest in a subsidiary	—	—	10	632	642

	1,796,797	195,936	238,324	(237,946)	1,993,111
Shareholder's Equity:
Capital shares	1	13,471	235,025	(248,496)	1
Contributed surplus	3,200,535	640,094	657,859	(21,907)	4,476,581
Deficit	(2,167,665)	(7,166)	(440,585)	102,586	(2,512,830)
Other comprehensive loss	—	—	(314)	—	(314)

	1,032,871	646,399	451,985	(167,817)	1,963,438

	$2,829,668	$842,335	$690,309	$(405,763)	$3,956,549

  Consolidated statement of operations

  In accordance with United States GAAP

  For the year ended December 31, 2002

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated
	(in thousands of Canadian dollars)
Revenues	$432,111	$211,569	$165,482	$(28,122)	$781,040
Direct cost	156,081	57,144	48,409	(2,590)	259,044
Operating and administrative expenses	178,868	76,275	56,569	(25,760)	285,952
Depreciation and amortization	83,901	36,393	17,721	(328)	137,687
Financial expenses	57,588	6,262	10,556	(1,556)	72,850
Impairment of goodwill	1,613,220	—	390,780	—	2,004,000
Other items	493	—	113	—	606

(Loss) income before the undernoted	(1,658,040)	35,495	(358,666)	2,112	(1,979,099)
Income taxes	(16,414)	10,153	11,427	—	5,166

	(1,641,626)	25,342	(370,093)	2,112	(1,984,265)
Share in the results of a company subject to significant influence	(310)	—	(666)	976	—
Non-controlling interest	—	—	95	93	188

Net (loss) income	$(1,641,316)	$25,342	$(369,522)	$1,043	$(1,984,453)

  Consolidated statement of cash flows

  In accordance with United States GAAP

  For the year ended December 31, 2002

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated
	(in thousands of Canadian dollars)
Cash flows from operating activities:
Net income (loss)	$(1,641,316)	$25,342	$(369,522)	$1,043	$(1,984,453)
Items not involving cash:
Depreciation and amortization	88,242	41,755	17,987	(328)	147,656
Future income taxes	(17,829)	7,309	10,612	—	92
Write-off of goodwill	1,613,220	—	390,780	—	2,004,000
Gain on foreign currency denominated debt	—	—	(1,628)	(583)	(2,211)
Other	(1,392)	1,041	1,010	96	755
Changes in non-cash operating working capital	106,998	(52,045)	(30,689)	(486)	23,778

	147,923	23,402	18,550	(258)	189,617
Cash flows from investing activities:
Acquisition of fixed assets	(49,993)	(29,568)	(12,853)	—	(92,414)
Net change in deferred charges	(923)	9,566	(89)	258	8,812
Amounts receivable from parent company and from affiliated companies	—	(2,088)	—	—	(2,088)
Other	1,677	142	(1,690)	—	129

	(49,239)	(21,948)	(14,632)	258	(85,561)
Cash flows from financing activities:
Repayment of long-term debt	(155,868)	—	(3,409)	—	(159,277)
Other	—	—	(95)	—	(95)

	(155,868)	—	(3,504)	—	(159,372)

Net increase (decrease) in cash and cash equivalent	(57,184)	1,454	414	—	(55,316)
Cash and cash equivalents, beginning of year	71,039	(2,325)	698	—	69,412

Cash and cash equivalents, end of year	$13,855	$(871)	$1,112	$—	$14,096

  Consolidated balance sheet

  In accordance with United States GAAP

  As at December 31, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated
	(in thousands of Canadian dollars)
Assets
Current assets:
Cash and cash equivalents	$27,772	$89	$468	$—	$28,329
Marketable securities	22,100	—	1,030	—	23,130
Accounts receivable	63,125	5,464	499	—	69,088
Amounts receivable from affiliated companies	86,109	127,157	335,968	(549,129)	105
Income taxes receivable	—	4,950	1,585	—	6,535
Inventories and prepaid expenses	14,615	14,881	640	—	30,136
Future income taxes	7,451	1,999	1,312	—	10,762

	221,172	154,540	341,502	(549,129)	168,085
Fixed assets	743,100	81,285	225,206	(489)	1,049,102
Goodwill	1,399,533	631,239	396,844	233,711	2,661,327
Deferred charges	12,117	407	3,435	—	15,959
Future income taxes	2,063	2,813	—	500	5,376
Investments	458,053	—	976	(458,963)	66

Total assets	$2,836,038	$870,284	$967,963	$(774,370)	$3,899,915

Liabilities and Shareholder's Equity
Current liabilities:
Issued and outstanding cheques	$2,584	$416	$51	$—	$3,051
Accounts payable and accrued liabilities	127,805	32,847	31,084	(27)	191,709
Amounts payable to a company under common control	210,192	98,642	258,623	(549,102)	18,355
Deferred revenue and prepaid services	50,536	18,900	19,879	—	89,315
Income taxes payable	310	7,784	45		8,139
Current portion of long-term debt	50,000	—	—	—	50,000

	441,427	158,589	309,682	(549,129)	360,569
Retractable preferred shares	2,000	—	—	—	2,000
Future income taxes	123,138	4,763	47,373	—	175,274
Long-term debt	887,401	—	123,984	(23,368)	988,017
Non-controlling interest in a subsidiary	—	—	10	693	703

	1,453,966	163,352	481,049	(571,804)	1,526,563
Shareholder's Equity:
Capital shares	173,236	43,427	235,025	(278,452)	173,236
Contributed surplus	3,476,551	643,065	660,187	(25,369)	4,754,434
Deficit	(2,266,499)	20,440	(407,744)	101,255	(2,552,548)
Other comprehensive loss	(1,216)	—	(554)		(1,770)

	1,382,072	706,932	486,914	(202,566)	2,373,352

	$2,836,038	$870,284	$967,963	$(774,370)	$3,899,915

  Consolidated statement of operations

  In accordance with United States GAAP

  For the year ended December 31, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated
	(in thousands of Canadian dollars)
Revenues	$424,904	$245,920	$159,945	$(25,768)	$805,001
Direct cost	162,244	37,449	47,906	(1,632)	245,967
Operating and administrative expenses	139,858	103,718	61,103	(23,875)	280,804
Depreciation and amortization	82,468	33,048	17,794	(307)	133,003
Financial expenses	79,425	(1,557)	(13,555)	(1,889)	62,424
Other items	—	—	—	—	—

(Loss) income before the undernoted	(39,091)	73,262	46,697	1,935	82,803
Income taxes	(14,811)	25,656	11,908	1,326	24,079

	(24,280)	47,606	34,789	609	58,724
Share in the results of a company subject to significant influence	6,470	—	77	(6,547)	—
Non-controlling interest	—	—	—	(49)	(49)

Net (loss) income	$(17,810)	$47,606	$34,866	$(5,987)	$58,675

  Consolidated statement of cash flows

  In accordance with United States GAAP

  For the year ended December 31, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated
	(in thousands of Canadian dollars)
Cash flows from operating activities:
Net income (loss)	$(17,810)	$47,606	$34,866	$(5,987)	$58,675
Items not involving cash:
Depreciation and amortization	86,340	37,250	17,484	(307)	140,767
Net premium and write-off of financing cost upon early redemption of long-term debt	17,094	—	—	—	17,094
Future income taxes	(16,361)	14,592	10,459	1,326	10,016
Adjustment of goodwill	2,012	—	488	—	2,500
Loss on disposal of fixed assets	(110)	18,507	50	—	18,447
Gain on foreign currency	(1,649)	—	(21,251)	(723)	(23,623)
Share in the results of a company	(6,470)	—	(77)	6,547	—
Other	102	(148)	1,729	(811)	872
Changes in non-cash operating working capital	63,759	(71,359)	(23,225)	(45)	(30,870)

	126,907	46,448	20,523	—	193,878
Cash flows from investing activities:
Acquisition of fixed assets	(54,598)	(21,154)	(19,879)	5,347	(90,284)
Disbursements for deferred charges	—	(113)	—	—	(113)
Acquisition of short-term investments	(22,100)	—	(1,030)	—	(23,130)
Proceeds on disposal of fixed assets	5,651	3,494	27	(5,347)	3,825
Proceeds of investment	7,231	(7,231)	—	—	—
Other	—	(900)	—	—	(900)

	(63,816)	(25,904)	(20,882)	—	(110,602)
Cash flows from financing activities:
Repayment of long-term debt	(1,033,321)	—	(24)	—	(1,033,345)
Issuance of long-term debt	1,038,732	—	—	—	1,038,732
Financing cost on long-term	(9,086)	—	—	—	(9,086)
Recouping fees and termination swaps	(48,375)	—	—	—	(48,375)
Dividends to parent company	(19,956)	—	—	—	(19,956)
Other	20,248	(20,000)	(312)	—	(64)

	(51,758)	(20,000)	(336)	—	(72,094)

Net increase (decrease) in cash and cash equivalents	11,333	544	(695)	—	11,182
Cash and cash equivalents, beginning of year	13,855	(871)	1,112	—	14,096

Cash and cash equivalents, end of year	$25,188	$(327)	$417	$—	$25,278

QuickLinks

TABLE OF CONTENTS
EXPLANATORY NOTES
FORWARD-LOOKING STATEMENTS
EXCHANGE RATES
SIGNATURE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS