Form 20-F
period 2004-12-31
VIDEOTRON LTEE
filed 2005-03-24
CIK 890746

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
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
0 Preferred Shares

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

        Our consolidated financial statements and the financial statements of Videotron Telecom Ltd. included in this annual report have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and accounting principles generally accepted in the United States, or U.S. GAAP, see note 22 to our audited consolidated financial statements and note 19 to the audited financial statements of Videotron Telecom Ltd., all of which are included elsewhere in this annual report. Both we and Videotron Telecom Ltd. state our financial statements in Canadian dollars. In this annual report, references to Canadian dollars, Cdn$ or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.

        We use certain financial measures that are not calculated in accordance with Canadian GAAP or U.S. GAAP to assess our financial performance. We use such non-GAAP financial measures because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies. We provide a definition of the non-GAAP financial measures as well as other measures used in this annual report and a reconciliation to the most directly comparable Canadian GAAP and U.S. GAAP financial measures in notes 7 and 8 to the tables under "Item 3 — Key Information — Selected Financial Data" and the discussion under "Item 5 — Operating and Financial Review and Prospects — Operating Results — General."

        Unless otherwise indicated, information provided in this annual report, including all operating data presented in this annual report, is as of December 31, 2004.

FORWARD-LOOKING STATEMENTS

        This annual report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical facts included in this annual report, including, without limitation, statements under the captions "Item 3 — Key Information — Risk Factors," "Item 5 — Operating and Financial Review and Prospects" and "Item 4 — Information on the Company — Business Overview" and located elsewhere in this annual report regarding the prospects of our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will prove to have been correct. While the below list of cautionary statements is not exhaustive, some important factors that could affect future operating results, financial position and cash flows and could cause actual results to differ materially from those expressed in these forward-looking statements are:

  •
  the intensity of competitive activity in the industries in which we operate;

ii

  •
  unanticipated higher capital spending required to address continued development of competitive alternative technologies;

  •
  changes in our ability to obtain services and other items critical to our operations; and

  •
  changes in laws and regulations, or in their interpretations, which could result in, among other things, the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures.

These and other factors could cause actual results to differ materially from our expectations expressed in the forward-looking statements included in this annual report, and further details and descriptions of these and other factors are disclosed in this annual report, including under the section "Item 3 — Key Information — Risk Factors." These forward-looking statements speak only as of the date of this annual report. We will not update these statements unless the securities laws require us to do so.

EXCHANGE RATES

        The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On March 21, 2005, the inverse of the noon buying rate was Cdn$1.00 equals US$0.8258.

Year Ended:	Average(1)	High	Low	Period End
December 31, 2004	0.7719	0.8493	0.7158	0.8310
December 31, 2003	0.7136	0.7738	0.6349	0.7738
December 31, 2002	0.6370	0.6619	0.6200	0.6329
December 31, 2001	0.6446	0.6697	0.6241	0.6279
December 31, 2000	0.6727	0.6969	0.6410	0.6669
Month Ended:	Average(2)	High	Low	Period End
February 28, 2005	0.8064	0.8134	0.7961	0.8133
January 31, 2005	0.8165	0.8346	0.8050	0.8067
December 31, 2004	0.8204	0.8435	0.8064	0.8310
November 30, 2004	0.8357	0.8493	0.8155	0.8402
October 31, 2004	0.8020	0.8201	0.7850	0.8191
September 30, 2004	0.7763	0.7906	0.7651	0.7906

(1)
The average of the exchange rates on the last day of each month during the applicable year.

(2)
The average of the exchange rates for all days during the applicable month.

iii

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3 — KEY INFORMATION

SELECTED FINANCIAL DATA

        The following tables present financial information derived from our consolidated financial statements included in this annual report, which are comprised of balance sheets as at December 31, 2003 and 2004 and the statements of operations, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 2004. The consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm. KPMG LLP's report on the audited consolidated financial statements is included in this annual report. The financial information for the year ended December 31, 2000 have been derived from our unaudited consolidated financial statements not included in this annual report. The information presented below the caption "Balance Sheet Data" as at December 31, 2001 is unaudited except for shareholder's equity. The information presented below the caption "Operating Data" is not derived from our consolidated financial statements. The information presented below the caption "Other Financial Data" is unaudited except for cash flows and capital expenditures for the years ended December 31, 2001, 2002, 2003 and 2004. All information contained in the following tables should be read in conjunction with our consolidated financial statements, the notes related to those financial statements and the section entitled "Item 5 — Operating and Financial Review and Prospects."

        Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 22 to our audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included elsewhere in this annual report.

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(restated) (1) (unaudited)	(restated) (1)	(restated) (1)
	(dollars in thousands)
Statement of Operations Data:
Operating revenues:
Cable television	$596,223	$607,942	$579,200	$558,887	$576,825
Internet access	60,112	99,629	135,514	183,268	222,458
Video stores	32,053	35,155	35,344	38,450	48,058
Other(1)	10,118	22,728	30,982	24,396	24,277

Total operating revenues	698,506	765,454	781,040	805,001	871,618

Direct cost(1)	201,938	227,322	259,686	245,967	250,442
Operating, general and administrative expenses(1)	271,504	274,202	285,816	283,784	279,999
Depreciation and amortization(1)	122,187	116,692	120,016	122,958	130,215
Financial expenses(2)	54,842	101,307	76,188	64,602	177,985
Dividend income from parent company(2)	—	—	—	—	(111,055)
Other items(3)	99,205	95,570	25,000	(2,500)	—
Income taxes(1)	(27,407)	(10,076)	2,663	26,830	(3,440)
Non-controlling interest in a subsidiary	253	145	188	49	100
Amortization of goodwill(4)	13,397	13,331	—	—	—

Net income (loss)(1)(4)	$(37,413)	$(53,039)	$11,483	$63,311	$147,372

Balance Sheet Data (at period end):
Cash and cash equivalents	$195	$80,935	$16,041	$28,329	$36,230
Total assets(1)(6)	1,690,234	1,728,715	1,570,463	1,525,605	1,630,861
Long-term debt, excluding QMI subordinated loans(5)(6)(7)	950,843	1,310,179	1,119,625	886,677	888,908
QMI subordinated loans(6)	—	—	—	150,000	150,000
Common shares(5)	1	1	1	173,326	173,236
Shareholder's equity(5)	297,537	(328,673)	(345,189)	70,817	38,030

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(restated) (1) (unaudited)	(restated) (1)	(restated) (1)
	(dollars in thousands, except for ARPU)
Other Financial Data
Operating income(1)(8)	$225,064	$263,930	$235,538	$275,250	$341,177
Operating income margin(1)(8)	32.2%	34.5%	30.2%	34.2%	39.1%
Cash flows from operating activities	$89,272	$208,005	$195,934	$194,078	$310,675
Cash flows used in investing activities	(103,137)	(135,305)	(91,878)	(110,802)	(128,867)
Cash flows from (used in) financing activities	9,800	5,327	(159,372)	(72,094)	(174,759)
Capital expenditures(9)	304,527	133,319	93,041	90,284	123,030
Operating Data (unaudited):
Homes passed(10)	2,324,940	2,330,648	2,329,023	2,351,344	2,383,443
Basic customers(11)(12)	1,552,131	1,510,408	1,431,060	1,424,144	1,452,554
Basic penetration(12)(13)	66.8%	64.8%	61.4%	60.6%	60.9%
Digital customers	80,898	114,634	171,625	240,863	333,664
Digital penetration(14)	5.2%	7.6%	12.0%	16.9%	23.0%
High-speed Internet customers	140,302	228,759	305,054	406,277	502,630
High-speed Internet penetration(13)	6.0%	9.8%	13.1%	17.3%	21.1%
ARPU(12)(15)	$35.29	$38.53	$40.70	$43.68	$46.50

	Year Ended December 31,
	2002	2003	2004
	(restated) (1)
	(dollars in thousands)
AMOUNTS UNDER U.S. GAAP
Statement of Operations Data:
Operating revenues:
Cable television	$579,200	$558,887	$586,179
Internet access	135,514	183,268	222,458
Video stores	35,344	38,450	48,058
Other(1)	30,982	24,396	24,277

Total operating revenues	781,040	805,001	880,972

Direct cost(1)	259,044	245,967	250,442
Operating, general and administrative expenses(1)	285,952	280,804	290,932
Depreciation and amortization(1)	137,687	133,003	142,585
Financial expenses(2)	72,850	62,424	165,452
Dividend income from parent company(2)	—	—	(111,055)
Other items(3)	606	—	—
Income taxes(1)	5,166	24,079	1,821
Non-controlling interest in a subsidiary	188	49	100
Impairment of goodwill(4)	2,004,000	—	—

Net income (loss)(1)(4)	$(1,984,453)	$58,675	$140,695

Balance Sheet Data (at period end):
Cash and cash equivalents	$16,041	$28,329	$36,230
Total assets(1)(6)	3,956,549	3,899,915	3,897,848
Long-term debt, excluding QMI subordinated loans(5)(6)(7)	1,119,625	888,017	884,182
QMI subordinated loans(6)	—	150,000	150,000
Common shares(5)	1	173,236	173,236
Shareholder's equity(5)	1,963,438	2,373,352	2,252,863

	Year Ended December 31,
	2002	2003	2004
	(restated) (1)
	(dollars in thousands)
Other Financial Data:
Operating income(1)(8)	$236,044	$278,230	$339,598
Operating income margin(1)(8)	30.2%	34.6%	38.5%
Cash flows from operating activities	$189,617	$193,878	309,096
Cash flows used in investing activities	(85,561)	(110,602)	(127,288)
Cash flows used in financing activities	(159,372)	(72,094)	(174,759)
Capital expenditures(9)	92,414	90,284	123,030

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

(2)
In the first quarter of 2004, our wholly owned subsidiary, Vidéotron (1998) ltée, entered into a back-to-back transaction with Quebecor Media. With respect to this back-to-back transaction, we made cash interest payments of $108.5 million to Quebecor Media in the year ended December 31, 2004, but we received $111.1 million in dividends from Quebecor Media in that same year. See "Item 5 — Operating and Financial Review and Prospects — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan" and "Item 10 — Additional Information — Material Contracts — Subordinated Loan Agreement, dated as of January 16, 2004, between Quebecor Media Inc. and Vidéotron (1998) ltée."

(3)
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

(4)
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

(5)
Long-term debt, excluding QMI subordinated loans, means long-term debt and a promissory note payable to a company under common control less the QMI subordinated loans, and it does not include the retractable preferred shares held by Quebecor Media. The retraction price of the retractable preferred shares was $300.0 million as of December 31, 2001 and $332.5 million as of December 31, 2002. During the year ended December 31, 2003, $332.5 million of the retractable preferred shares were converted into our common shares. The excess of the retraction price of the preferred shares over the stated capital converted into common shares was credited to our contributed surplus account in an amount of $301.2 million. The outstanding $2.0 million of retractable preferred shares as of December 31, 2003 was redeemed for an amount of $3.7 million. The excess of the consideration paid over the preferred shares was charged to deficit in an amount of $1.7 million. No retractable preferred share was outstanding as at December 31, 2004.

(6)
The term "QMI subordinated loans" refers to the $150.0 million subordinated loan due 2015 we entered into in favor of Quebecor Media and the $1.1 billion subordinated loan due 2019 our subsidiary Vidéotron (1998) ltée, which is a guarantor of the notes, entered into on January 16, 2004 in favor of Quebecor Media. Interest on the $150.0 million subordinated loan throughout its term is payable in cash at our option. The QMI subordinated loans have been excluded from long-term debt because under the terms of the notes, all payments on the $150.0 million subordinated loan are restricted payments treated in the same manner as dividends on our common shares, and the proceeds of our $1.1 billion subordinated loan has been invested in retractable preferred shares of Quebecor Media as part of a back-to-back transaction to reduce our income tax obligations. On December 16, 2004, Quebecor Media redeemed its $1.1 billion of retractable preferred shares, and we used the proceeds to repay our $1.1 billion subordinated loan. The QMI subordinated loans are reflected as long-term debt on our consolidated balance sheet. As at December 31, 2004, our total long-term debt was $1,038.9 million. See Item 5 — Operating and Financial Review and Prospects — Operating Results — Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan."

(7)
We believe that long-term debt, excluding QMI subordinated loans, is a meaningful measure of the amount of our indebtedness we have from the perspective of a holder of the notes because the QMI subordinated loans are subordinated in right of payment to the prior payment in full of senior indebtedness, including the notes; all payments on the $150.0 million subordinated loan are restricted payments, under the terms of the notes, treated in the same manner as dividends on our common shares; and the proceeds of our $1.1 billion subordinated loan were invested in retractable preferred shares of Quebecor Media as part of a back-to-back transaction to reduce our income tax obligations. This back-to-back transaction was unwound on December 16, 2004. Consequently, we use long-term debt, excluding QMI subordinated loans, in this annual report. Long-term debt, excluding QMI subordinated loans, is not intended to be a measure that should be regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with U.S. GAAP or Canadian GAAP. Long-term debt, excluding QMI subordinated loans, is calculated from and reconciled to long-term debt as follows:

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(restated)	(restated)	(restated)
	(unaudited)
	(dollars in millions)
Long-term debt	$950.8	$1,287.7	$1,119.6	$1,036.7	$1,038.9
Promissory note to a company under common control	—	22.5	—	—	—
QMI subordinated loans	—	—	—	(150.0)	(150.0)

Long-term debt, excluding QMI subordinated loans, as defined	$950.8	$1,310.2	$1,119.6	$886.7	$888.9

AMOUNTS UNDER U.S. GAAP
Long-term debt			$1,119.6	$1,038.0	$1,034.2
Promissory note to a company under common control			—	—	—
QMI subordinated loans			—	(150.0)	(150.0)

Long-term debt, excluding QMI subordinated loans, as defined			$1,119.6	$888.0	$884.2

(8)
Operating income for us means net income (loss) before depreciation and amortization, financial expenses, dividend income from parent company, other items (consisting primarily of restructuring charges), income taxes, non-controlling interest in a subsidiary and goodwill amortization. Operating income is not a measure of results that is consistent with Canadian or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income because management believes that it is a meaningful measure of performance commonly used in the cable industry and by the investment community to analyze and compare companies. It also facilitates year-over-year comparison of results since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Our definition of operating income may not be identical to similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating income. Our operating income is calculated from and reconciled to net income (loss) as follows:

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(restated)	(restated)	(restated)
	(unaudited)
	(dollars in millions)
Net income (loss)(1)(4)	$(37.4)	$(53.0)	$11.5	$63.3	$147.4
Depreciation and amortization(1)	122.2	116.7	120.0	123.0	130.2
Financial expenses(2)	54.8	101.3	76.2	64.6	178.0
Dividend income from parent company(2)	—	—	—	—	(111.1)
Other items(3)	99.2	95.6	25.0	(2.5)	—
Income taxes(1)	(27.4)	(10.1)	2.6	26.9	(3.4)
Non-controlling interest in a subsidiary	0.3	0.1	0.2	—	0.1
Goodwill amortization(4)	13.4	13.3	—	—	—

Operating income as defined	$225.1	$263.9	$235.5	$275.3	$341.2

AMOUNTS UNDER U.S. GAAP
Net income (loss)(1)(4)	$(1,984.5)	$58.7	$140.7
Depreciation and amortization(1)	137.6	133.0	142.6
Financial expenses(2)	72.9	62.4	165.5
Dividend income from parent company(2)	—	—	(111.1)
Other items(3)	0.6	—	—
Income taxes(1)	5.2	24.1	1.8
Non-controlling interest in a subsidiary	0.2	—	0.1
Goodwill amortization(4)	2,004.0	—	—

Operating income as defined	$236.0	$278.2	$339.6

(9)
Capital expenditures is comprised of acquisition of fixed assets.

(10)
"Homes passed" means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(11)
Basic customers are customers who receive basic cable television service in either the analog or digital mode.

(12)
The numbers of basic customers for the years 2000-2003, inclusive, were restated in order to permit such numbers to be compared to the 2004 number of basic customers.

(13)
Represents customers as a percentage of total homes passed.

(14)
Represents customers as a percentage of basic customers.

(15)
Average monthly revenue per user, or ARPU, is an industry term that we use to measure our average cable and Internet revenue per month per basic cable customer. ARPU is not a measurement under Canadian GAAP or U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measures reported by other companies. We calculate ARPU by dividing our combined cable television and Internet-access revenues for the applicable year by the average number of our basic cable customers during such year, and then dividing the resulting amount by the number of months in the year.

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

        In addition, our ability to comply with covenants contained in the indenture, our credit facilities and the agreements governing other debt to which we are or may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our debt and cross-defaults under our other debt. This could require us to repay or repurchase debt prior to the date it would otherwise be due, which could adversely affect our financial condition. Acceleration of any debt outstanding under our credit facilities or any of our other debt could prevent us from making interest and principal payments on the notes. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

We may still be able to incur substantially more debt, which could increase the risks described above.

        The terms of our credit facilities and the indenture do not fully prohibit us or our subsidiaries from incurring additional debt. As of December 31, 2004, we had $450.0 million available for additional borrowings under our credit facilities. We may be able to incur substantial additional debt in the future. If we do so, the risks described above could be greater.

We depend, to a certain extent, on our subsidiaries for cash needed to service our obligations under our indebtedness, including the notes.

        For the year ended December 31, 2004, our subsidiaries generated approximately 50.7% of our revenues (before inter-company eliminations) and held approximately 36.6% of our consolidated total assets. We need the cash generated by our subsidiaries from their operations and their borrowings to service our obligations, including the notes. Our subsidiaries are not obligated to make funds available to us.

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

        In our cable operations, we compete against direct broadcast satellite, or DBS, providers, multi-channel multipoint distribution systems, or MDS, satellite master antenna television systems and over-air television broadcasters. In addition, we will soon compete against incumbent local exchange carriers, which have been licensed to provide video distribution services using video digital subscriber line, or VDSL, technology. We also face competition from illegal providers of cable television services and illegal access to DBS and pirate systems that enable customers to access programming services from U.S. and Canadian DBS without paying any fee. In our Internet access business, we compete against other Internet service providers offering residential and commercial Internet access services. Recent decisions of the CRTC also require us to offer access to our high speed Internet system to competitive Internet service providers. Competitors in the video rental industry include other video stores, video-on-demand services, television and other alternative entertainment media. In addition, depending on the final regulatory framework set by the CRTC, our telephony service will have numerous competitors, including incumbent local exchange carriers, competitive local exchange carriers, wireless telephone service operators and other providers of Voice over IP telephony services, and possibly including competitors that are not facilities-based and therefore have a much lower infrastructure cost. We cannot assure you that our existing and future competitors will not pursue or be capable of achieving business strategies similar to or competitive with ours. Some of our competitors have greater financial and other resources than we do. We may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, financial condition or results of operations.

We compete and will continue to compete with alternative technologies, and we may be required to invest a significant amount of capital to address continued technological development.

        The cable and Internet access industries are experiencing rapid and significant technological changes, which may result in alternative means of transmission and which could have a material adverse effect on our business, financial condition or results of operations. Further, industry regulators have authorized direct-to-home satellite (DTH), microwave services and video digital subscriber line (VDSL) services, and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies or may be required to acquire, develop or integrate new technologies ourselves. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited and could have a material adverse effect on our ability to successfully compete in the future.

We may not be able to obtain additional capital to continue the development of our business.

        Our business has required substantial capital for the upgrade, expansion and maintenance of our network and the launch and expansion of new or additional services. If the demand for capacity increases, or if we decide to introduce new services, such as high definition television, or HDTV, or our new telephony service, and depending on the evolution of our product and service offerings, we may need to make unplanned additional capital expenditures. We may not be able to obtain the funds necessary to finance our capital improvement program or any additional capital requirements through internally generated funds, additional borrowings or other sources. If we are unable to obtain these funds, we would not be able to implement our business strategy and our results of operations would be adversely affected.

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

        We depend on third-party suppliers and providers for services and other items that are critical to our operations, including set-top converter boxes, servers and routers, fiber-optic cable, telephone circuits, inter-city links, support structures, software, the "backbone" telecommunications network for our Internet access service and construction services for expansion and upgrades of our network. These services and items are available from a limited number of suppliers. If no supplier can provide us with set-top converter boxes that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected.

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

        Our broadcasting distribution and telecommunications (including Internet access service) operations are regulated respectively by the Broadcasting Act (Canada) and the Telecommunications Act (Canada) and regulations thereunder. The Canadian Radio-television and Telecommunications Commission, or the CRTC, which administers the Broadcasting Act (Canada) and the Telecommunications Act (Canada), has the power to grant, amend, suspend, revoke and renew broadcasting distribution licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act (Canada), subject to certain directions from the Federal Cabinet. We are also subject to technical requirements and performance standards for cable television systems under the Radiocommunication Act (Canada) administered by Industry Canada.

        Changes to the regulations and policies governing broadcast television, specialty or pay-television services and broadcasting distribution through cable or alternate means, the introduction of new regulations or policies or terms of license, could have a material adverse effect on our business, financial condition or operating results. For example, the Supreme Court of Canada decided in April 2002 that the

Radiocommunication Act (Canada) covers and prohibits both the "black market" reception of satellite television signals (i.e., the unauthorized decoding of Canadian and foreign encrypted satellite signals) and the "grey market" reception of satellite television signals (i.e., the reception of foreign signals through subscriptions in Canada to foreign satellite television providers), but expressly did not rule on the question of the constitutionality of the legislative prohibition against grey market reception. On October 28, 2004, a Québec court of first instance held that the provisions of the Radiocommunication Act (Canada), which prohibited grey market reception of satellite signals, violated the principle of freedom of expression guaranteed by the Canadian Charter of Rights and Freedoms and were therefore invalid. The Québec court suspended its declaration of invalidity for a one-year period starting on the date of the judgment. On November 24, 2004, the Government of Canada filed an inscription of appeal with respect to this decision, which appeal will be argued before and decided by the Superior Court of Québec. For a more complete description of the regulatory environment affecting our business, see "Item 4 — Information on the Company — Business Overview — Regulation."

        At the present time, through an exemption order, the CRTC does not regulate the content of the Internet or interactive television and does not regulate broadcast distribution via the Internet. However, the CRTC has a policy of reviewing its exemption orders every five to seven years.

        While the CRTC has an established framework for regulating facilities-based local telephony competition, a recently concluded proceeding on regulatory issues related to the provision of Voice over IP telephony may bring significant changes to that framework. Depending on the decisions rendered by the CRTC, which we expect in the summer of 2005, our recently launched local telephony service could be substantially altered or even withdrawn.

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

        The four largest cable operators in Canada, including Vidéotron, have been required by the CRTC to provide third-party Internet service providers with access to their cable systems at mandated wholesale rates. The CRTC has approved cost-based rates for our third-party Internet access service and has resolved most, if not all, of the technical issues that had been delaying third party interconnection. The CRTC has also required us to file new costs study in order to review the rates that will be charged to third-party Internet service providers and to establish the level of mark-up on costs that is appropriate for third party access services and facilities provided by us. As a result, we expect that interconnection by third party Internet service providers to our cable network will commence in 2005.

        Until access through interconnection is provided to third-party Internet service providers to the underlying telecommunications facilities used to provide Internet service, the CRTC requires us and other incumbent cable carriers to allow third-party retail Internet service providers to purchase for the purpose of resale our retail high-speed Internet services at a discount of 25% off the lowest retail Internet service rate charged by such cable carriers to their cable customers during a one-month period.

        As a result of these requirements, we may experience increased competition for retail high-speed Internet customers. In addition, because our resale rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

We may have to support increasing costs in securing access to support structures needed for our network.

        We require access to the support structures of hydro-electric and telephone utilities and to municipal rights of way to deploy our cable network. Where access cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada). However, the CRTC's jurisdiction to establish the terms and conditions of access to the support structure of hydro-electric utilities has been challenged in the courts. In a recent decision of the Supreme Court of Canada, it was held that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the support structure of hydro-electric utilities. As a result, our costs of obtaining access to support structures of hydro-electric companies could be substantially increased. Although we are a party to an agreement for access to the support structures of hydro-electricity utilities in Québec, this agreement expires in December 2005.

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

We may not be able to protect our services from piracy, which may have a negative effect on our customer base and lead to a possible decline in revenues.

        We may not be able to protect our services from piracy in the future. There can be no assurance that we will be able to prevent unauthorized access to our analog and digital programming, as well as our Internet access services. We use encryption technology to protect our cable signals from unauthorized access and to control programming access based on subscription packages. Each cable modem has a unique MAC address, and we use these MAC addresses to identify our customers and to protect our systems from unauthorized access to our Internet access services. We may not be able to develop or acquire adequate technology to prevent unauthorized access to our services, which may have a negative effect on our customer base and lead to a possible decline of revenues.

We depend on information technology systems.

        In our cable, Internet access and telephony operations, we are highly dependent on information technology systems. An inability to maintain and enhance our information technology systems to accommodate additional customer growth and support new products and services could have a negative effect on our ability to acquire new customers, retain existing customers, produce accurate and timely billing, generate operating revenue growth, and manage operating expenses, all of which may adversely affect our financial results and position. In addition, we use industry standard network and information technology security, survivability and disaster recovery practices. Network failures could materially hurt our business, including our customer relationships and operating results. If an unexpected event, such as a natural disaster, power outage, terrorist action, computer virus, security breach, hacking or corruption of data, occurs, our operations may be significantly adversely affected and may result in a condition that is beyond the scope of our ability to recover without significant service interruption and commensurate revenue and customer loss.

We are controlled by Quebecor Media.

        All of our issued and outstanding common shares are held by Quebecor Media. As a result, Quebecor Media controls our policies and operations. The interests of Quebecor Media, as our sole equity holder, may conflict with the interests of the holders of the notes.

        In addition, Quebecor Media has entered into certain transactions, and in the future may enter into other transactions, with us to consolidate tax losses within the Quebecor Media group. As a result of these transactions, we have recognized significant income tax benefits. Quebecor Media may unwind these transactions at any time in its discretion, which unwinding may impact our ability to reduce our income tax obligations. See "Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan."

        Also, Quebecor Media is a holding company with no significant assets other than its equity interests in its subsidiaries. Its principal source of cash needed to pay its own obligations is the cash that its subsidiaries generate from their operations and borrowings. We expect to pay dividends to Quebecor Media in the future subject to the terms of our indebtedness and applicable law. In addition, actions taken by Quebecor Media and its financial condition, matters over which we have no control, may affect us and the market for the notes. See "Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Payment of Dividends" and "Item 8 — Financial Information — Dividend Policy."

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

        Approximately 80% of our employees are unionized. We are currently a party to four collective bargaining agreements. As of the date of this annual report, none of our collective bargaining agreements has expired or is the subject of renewal negotiations. Our collective bargaining agreements (representing approximately 2,000 employees) will expire between December 31, 2006 and August 31, 2008.

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

        Virtually all of our revenue and the majority of our expenses, other than interest payments on U.S. dollar-denominated debt and purchases of set-top converter boxes and cable modems, is received or denominated in Canadian dollars. As of December 31, 2004, the notes and the CF Cable notes, and interest, principal and premium, if any, thereon, was denominated in U.S. dollars. As a result, we are exposed to foreign currency exchange risk. We entered into transactions to hedge the exchange rate risk with respect to the notes and a portion of the CF Cable notes. However, such hedging transactions may not be successful, such that exchange rate fluctuations may impair our ability to make payments in respect of the notes and the CF Cable notes. See "Item 11 — Quantitative and Qualitative Disclosure about Market Risk."

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

        Our registered office is located at 612 St. Jacques Street, Montréal, Québec, Canada H3C 4M8, and our telephone number is (514) 281-1232. Our corporate website can be accessed through www.videotron.com. The information found on our corporate website is, however, not part of this annual report. Our agent for service of process in the United States with respect to our notes is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

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

        On October 7, 2003, our sole shareholder Quebecor Media transferred its wholly owned subsidiaries SuperClub Vidétron and Vidéotron TVN to us for an agreed value of $141.9 million. As consideration, we issued to Quebecor Media an additional 354,813 of our common shares. This transaction was between entities under common control and was accounted for by the continuity-of-interests method. The transfer was recorded at the carrying value of the subsidiaries' net assets at the moment of the transfer, and the corresponding figures in our consolidated financial statements for periods before the transfer include those of SuperClub Vidéotron and Vidétron TVN.

        Vidéotron TVN inc. was liquidated into Vidéotron on January 1, 2005, and Vidéotron (1998) ltée was liquidated into Vidéotron on December 31, 2004. We expect that Vidéotron TVN inc. and Vidéotron (1998) ltée will be dissolved in 2005. We also currently expect that the operations of Videotron Telecom Ltd., which is a wholly owned subsidiary of Quebecor Media, will be integrated within our own operations in 2005, subject to the approval of the CRTC, as well as the satisfactory completion of discussions with our labor unions.

        For a description, including the amount invested, of our principal capital expenditures since January 1, 2002, see "Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures."

BUSINESS OVERVIEW

Overview

        We are the largest distributor of pay-television services in the Province of Québec and the third largest cable operator in Canada based on the number of cable customers. Our cable network covers approximately 80% of Québec's 3.0 million homes passed by cable, which includes residential and commercial premises. Our cable licenses include licenses for the greater Montréal area, the second largest urban area in Canada. The greater Montréal area represents one of the largest contiguous clusters in Canada and is among the largest in North America as measured by the number of cable customers. This concentration provides us with improved operating efficiencies and is a key element in the development and launch of our bundled service offerings. In 2001, we substantially completed our network modernization program, which has provided us with one of the largest bi-directional hybrid fiber coaxial (HFC) networks in North America, with approximately 97% of our systems upgraded to two-way capability and 74% of our customers served by systems upgraded to 750 MHz.

        As of December 31, 2004, we had approximately 1.5 million basic cable customers, representing a basic penetration rate of 60.9%. Through our extensive broadband coverage, we also offer digital television and high-speed Internet access services to approximately 97% of our total homes passed. We have rapidly grown our digital customer base in recent years, and at December 31, 2004, we had 333,664 digital customers, representing 23.0% of our basic customers and 14.0% of our total homes passed. We have also rapidly grown our high-speed Internet access customer base, and at December 31, 2004, we had 502,630 high-speed Internet access customers, representing 34.6% of our basic customers and 21.1% of our total homes passed. We believe that the continued increase in the penetration of our digital television and high-speed Internet access services will result in increased average revenue per customer and higher operating income margins.

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

        In July 2004, we announced our intention to launch a telephony service using Voice over IP technology in Québec. This project is being conducted with another wholly owned subsidiary of Quebecor Media, Videotron Telecom Ltd., which holds a license as a competitive local exchange carrier and will initially provide the circuit switches and local network interconnection services. In January 2005, technical field tests for this telephony service were completed successfully, and we launched this telephony service in selected areas. We expect to continue to launch this service progressively among our other residential and commercial customers in 2005. Our new telephony service includes local and long-distance calling and permits our customers to access a host of other telephony services, such as enhanced 911 Emergency service, name and number caller ID and automatic call forwarding. Capital investments for this project, excluding customer acquisition costs, are expected to total $80.0 million over the next four years. Acquisition costs are expected to total approximately $250 per customer.

        On July 9, 2004, SuperClub Vidéotron acquired substantially all of the assets of Jumbo Entertainment Inc., a franchisor and operator of 105 video and video game rental stores across Canada. Through SuperClub Vidéotron, we also own the largest chain of video and game rental stores in Québec and among the largest of such chains in Canada, with a total of 285 retail locations (of which 238 are franchised) and more than 1.65 million video club rental members. With approximately 154 retail locations located in our markets, SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for our growing array of advanced products and services, such as high-speed Internet access and digital television.

        For the year ended December 31, 2004, we generated revenues of $871.6 million and operating income of $341.2 million.

Competitive Strengths

        Leading Market Positions.    We are the largest distributor of pay-television services in Québec and the third largest cable operator in Canada. We believe that our strong market position has enabled us to more effectively launch and deploy new products and services. For example, since the introduction of our high-speed Internet access service, we estimate that we have become the largest provider of such service in the areas we serve. In addition, we operate the largest chain of video stores in Québec through our SuperClub Vidéotron subsidiary. We believe that our retail distribution network of over 570 stores, including the SuperClub Vidéotron video stores, assist us in marketing and distributing our advanced services, such as high-speed Internet access and digital television, on a large scale basis.

        Advanced Broadband Network.    We have one of the most advanced bi-directional networks in North America. Currently, 97% of our cable network is two-way enabled with 74% of our customers served by bandwidth of 750 MHz. We substantially completed our network modernization program in 2001 and expect the majority of our future capital spending to be driven by the launch and deployment of new services. Following the substantial completion of this program, we have generated positive cash flow before financing activities from 2001 to 2004. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that future capital expenditures over the next five years will be required for us to maintain and upgrade our network in order to accommodate the evolution of our products and services, to meet the demand for increased capacity and to complete the launch of our new telephony service.

        Single, Highly Contiguous Cluster.    We serve our customer base through a single clustered network that covers approximately 85% of Québec's total addressable market (as per 2003 CRTC data) and five of the province's top six urban areas. This network represents one of the largest contiguous clusters in Canada and among the largest in North America as measured by the number of cable customers. We serve all of our cable customers through one primary headend and eight regional headends. We believe that our single cluster and network architecture provide us with the following benefits:

  •
  a higher quality and more reliable network;

  •
  reduced capital required to launch and deploy new products and services;

  •
  a lower cost structure through reduced maintenance and technical support costs; and

  •
  more rapid and effective introduction of new products and services, enhancing our ability to increase both customers and revenues.

        Differentiated, Bundled Service Offerings.    Through our technologically advanced network, we offer a variety of products and services to our customers, including digital television, high-speed Internet access, video-on-demand and other interactive television services. In addition, we began our launch of our telephony service progressively among our residential and commercial customers using Voice over IP in Québec in January 2005, which, if successful, will enable us to become an integrated provider of video, data and voice services. We believe the competitors in our market are currently unable to offer a comparable suite of products and services in an integrated bundle. Specifically, our direct broadcast satellite competitors cannot currently offer full interactivity or video-on-demand. We believe many of our product and service offerings are superior to those of our competitors. For example, our standard high-speed Internet access service enables our customers to download data at a higher speed than that currently offered by standard digital subscriber line, or DSL, technology. In addition, we offer the widest range of French-language programming in Canada. As approximately 80% of the Province of Québec is French speaking, we believe our ability to deliver unique French-language content provides us with a competitive advantage in our communities. We believe that offering bundled products and services has contributed to improved customer satisfaction, increased use of our services, higher average revenue per customer and higher customer retention.

        Strong, Market-Focused Management Team.    Our focused and results-oriented senior management team has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications and technology. Under the leadership of our senior management team, we have successfully increased sales of our digital television products and improved penetration of our high-speed Internet access product.

Broadcast Distribution Industry Overview

Cable Television Industry Overview

        Cable television has been available in Canada for more than 50 years and is a well developed market. Competition in the cable industry was first introduced in Canada in 1997. As of August 31, 2003, there were approximately 6.9 million cable television customers in Canada, representing a basic cable penetration rate of 65.2% of homes passed. The Canadian cable television market is fairly concentrated with the four largest cable service providers serving 6.6 million customers, or approximately 96% of total basic cable customers. For the twelve months ended August 31, 2003, total industry revenue was estimated to be over $4.2 billion and is expected to grow significantly in the future because Canadian cable operators have aggressively upgraded their networks and have begun launching and deploying new products and services, such as high-speed Internet access and digital television services. The following table summarizes recent annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	1999	2000	2001	2002	2003	CAGR(1)
	(Homes passed and basic cable customers in millions, dollars in billions)
Canada
Industry Revenue	$3.0	$3.3	$3.6	$3.9	$4.2	6.6%
Homes Passed	9.7	9.9	10.0	10.2	10.5	1.6%
Basic Cable Customers	7.3	7.3	7.2	7.0	6.9	(1.2%)
Basic Penetration	74.8%	73.6%	71.6%	68.7%	65.2%

	Twelve Months Ended November 30,
	2000	2001	2002	2003	2004	CAGR(2)
	(Homes passed and basic cable customers in millions, dollars in billions)
U.S.
Industry Revenue	US$40.9	US$43.5	US$49.4	US$51.3	US$57.6	7.1%
Homes Passed	99.1	100.6	102.7	102.9	108.2	1.8%
Basic Cable Customers	69.3	73.0	73.5	73.4	73.6	1.2%
Basic Penetration	70.0%	72.6%	71.6%	71.3%	68.0%

Source of Canadian data: CRTC. Source of U.S. data: NCTA, Nielsen Media Research, Kagan Research and Broadband Cable Financial Databook 2004.

(1)
Compounded annual growth rate from 1999 until 2003.

(2)
Compounded annual growth rate from 2000 until 2004.

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

        A significant portion of Canada's cable television customers are based in Québec. As of August 31, 2003, Québec was home to approximately 24% of Canada's population and approximately 21.8% of its basic cable customers. Basic cable penetration in Québec, which was approximately 55.2% as of August 31, 2003, has traditionally been lower than in other populated provinces in Canada, principally due to the higher concentration of French-speaking Canadians in Québec. It is estimated that over 80% of Québec's population is French-speaking. Contrary to the English-speaking provinces of Canada, where programming in English comes from all over North America, programming in French is available "off-air" in most of Québec's French-speaking communities. The arrival of a variety of French-language specialty programming not available "off air" contributed to a slight cable penetration increase in the 1990s.

        See "— Regulation" for more information on the regulatory framework governing Canada's cable industry.

Expansion of Digital Distribution and Programming

        In order to compete with the direct broadcast satellite offerings, the cable industry began deploying digital technology, which allows for a large number of programming channels and advanced services to be offered.

        In addition, in the last four years, the choice and range of television programming has expanded substantially in Canada. In November 2000, the CRTC released its decisions on the applications for new digital pay and specialty television channels. In total, the CRTC approved 21 Category One licenses (16 English-language and five French-language) and 262 Category Two licenses, as well as two pay-per-view and four video-on-demand licenses. Cable service providers using digital technology are required to carry all of the approved Category One services appropriate to their markets while Category Two licensees who do not have guaranteed distribution rights must negotiate with cable service providers for access. Since then, the CRTC has licensed dozens of Category Two additional programming licenses. The increase in programming content as a result of the launch of approximately 50 of these programming services is believed to be a key factor in driving increases in digital cable penetration in Canada.

        In September 2001, Canadian cable service providers, including Vidéotron, significantly expanded their digital programming offering through the launch of many of the new digital channels licensed by the CRTC. From September 2001 to December 2003, we have launched over 30 new English-language and four new French-language digital channels, significantly increasing the programming offered to our digital customers. In 2004, we have launched 39 new channels, including four new French-language digital channels, six high definition channels, one ethnic channel and ten time shifting channels. We also launched 15 new audio channels in 2004. We have launched a French-language subscription video-on-demand service and intend to launch a similar English-language service in the first half of 2005. We believe the launch of these digital channels will help to improve the penetration of our digital television service among our customers.

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

        In January 2005, we launched a new telephony service in Québec together with our affiliate Videotron Telecom by joining our customer base with Videotron Telecom's telecommunication network and expertise. We expect that we will integrate Videotron Telecom's operations within our own operations in 2005, subject to the approval of the CRTC, as well as the satisfactory completion of discussions with our labor unions.

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

  •
  High-Speed Internet Access.  Leveraging our advanced cable infrastructure, we offer high-speed Internet access to our residential customers primarily via cable modems attached to personal computers. We provide this service at speeds more than 90 times the speed of a conventional telephone modem. As of December 31, 2004, we had 502,630 high-speed Internet access customers, representing 34.6% of our basic customers and 21.1% of our total homes passed. In addition, as of December 31, 2004, we had 23,973 dial-up Internet access customers. Based on internal estimates, we are the largest provider of high-speed Internet access services in the areas we serve with an estimated market share of 48% as of December 31, 2004.

  •
  Digital Television.  As part of our network modernization program, we have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital-capable set-top box in the customer's home. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. We launched our digital television service in March 1999 with the introduction of digital video compression terminals in the greater Montréal area. Since introducing our digital television service in the greater Montréal area, we have also introduced the service in other major markets. In September 2001, we launched a new digital service offering under the illico™ brand. In addition to providing high quality sound and image quality, illico™ offers our customers significant programming flexibility. Our basic digital package includes 24 television channels, 45 audio services providing CD quality music, 14 AM/FM radio channels, an interactive programming guide as well as television-based e-mail capability. Our extended digital basic television service, branded as Self-Service, offers customers the ability to select more than 100 additional channels of their choice, allowing them to customize their choices among many specialty channels. This service also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on an à la carte basis at a specified cost per channel per month. As part of our digital service offering, customers can also purchase near-video-on-demand services on a per-event basis. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service. As of December 31, 2004, we had 333,664 customers for our digital television service. Notwithstanding our digital television service, we intend to continue to offer analog cable service to our customers.

  •
  Interactive Services.  In September 2001, we also launched digital interactive services under the illico™ Interactive brand. These services, which combine our digital television and Internet access services, will enable customers equipped with wireless keyboards to access the Internet and send and receive e-mail. In the near future, we intend to provide additional functionality including e-commerce. We believe interactive services will be increasingly desired by customers, and we intend to continue to develop and deploy advanced products and services to add greater functionality to our interactive services offering.

  •
  Video-On-Demand.  Video-on-demand service enables digital cable customers to rent from a library of movies, documentaries and other programming through their digital set-top box. Our digital cable customers are able to rent their video-on-demand selections for a period of 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during that period. Our video-on-demand service is available to 97% of the homes passed by us. We also offer pay television channels on a subscription basis that permit our customers to access and watch any of their video-on-demand selections at any time at their convenience.

  •
  Voice over IP.  In July 2004, we announced our intention to launch a telephony service using Voice over IP technology in Québec. In January 2005, technical field tests for our telephony service were completed successfully, and we launched this service in selected areas. We expect to continue to launch this service progressively among our other residential and commercial customers in 2005. Our new telephony service includes local and long-distance calling and permits our customers to access a host of other telephony services, such as enhanced 911 Emergency service, name and number caller ID and automatic call forwarding.

  •
  Other New Business Initiatives.  To maintain and enhance our market position, we are focused on increasing penetration of high-definition television and personal video recorders, as well as other high-value products and services.

        The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,
	2000	2001	2002	2003	2004
Video services
Basic analog cable
Homes passed(1)	2,324,940	2,330,648	2,329,023	2,351,344	2,383,443
Basic customers(2)	1,552,131	1,510,408	1,431,060	1,424,144	1,452,554
Penetration(3)	66.8%	64.8%	61.4%	60.6%	60.9%
Digital cable
Digital customers	80,898	114,634	171,625	240,863	333,664
Penetration(4)	5.2%	7.6%	12.0%	16.9%	23.0%
Number of digital terminals	85,756	121,210	182,010	257,350	362,053
Data services
Dial-up Internet access
Dial-up customers	62,673	55,427	43,627	28,821	23,973
High-speed Internet access
Cable modem customers	140,302	228,759	305,054	406,277	502,630
Penetration(3)	6.0%	9.8%	13.1%	17.3%	21.1%

(1)
"Homes passed" means the number of residential premises, such as single dwelling units or multiple dwelling units, passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(2)
Basic customers are customers who receive basic cable service in either the analog or digital mode. The numbers of basic customers for the years 2000-2003, inclusive, were restated in order to permit such numbers to be compared to the 2004 number of basic customers.

(3)
Represents customers as a percentage of total homes passed.

(4)
Represents customers for the digital service as a percentage of basic customers.

        In the year ended December 31, 2004, we recorded a net increase of 28,410 basic cable customers. During the same period, we also recorded net growth of 96,353 customers of our high-speed Internet access service and 92,801 customers of our digital television service, the latter of which includes customers who have upgraded from our analog cable service.

Our New Telephony Service

        In January 2005, we launched our new telephony service using Voice over IP technology in selected areas, and we expect to continue to launch this service progressively among our other residential and commercial customers in Québec during 2005. Our new telephony service includes both local and long-distance calling, and permits all of our telephony customers, both residential and commercial, to access all service features mandated by CRTC Decision 97-8 and other regulatory decisions and orders, including: enhanced 911 Emergency service; number portability from and to any local exchange carrier; a message relay service allowing subscribers to communicate with the hearing impaired; and a variety of personal privacy features including universal call tracing.

        We also offer free basic listings in local telephone directories, as well as full operator assistance, including: operator-assisted calls; collect and third-party calls; local, national and international directory assistance; person-to-person calls; and busy-line verification.

        Finally, we offer as part of our new telephony service a host of convenient, optional features, including: name and number caller ID; call waiting with long-distance distinctive ring and audible indicator tone; name and number caller ID on call waiting; visual indicator of a full voice mail box and audible message waiting indicators; automatic call forwarding; three-way conference calling; automatic recalling; and last incoming call identification and recall.

        In keeping with our competitive strength of providing differentiated, bundled service offerings, we offer free installation of our new telephony service to existing cable television and/or Internet customers and to new bundled customers. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. In addition, we offer discounts for a second telephone line subscription.

Video Stores

        Through SuperClub Vidéotron, we also own the largest chain of video and game rental stores in Québec and among the largest of such chains in Canada, with a total of 285 retail locations (of which 238 are franchised) and more than 1.65 million video club rental members. With approximately 154 retail locations located in our markets, SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for our growing array of advanced products and services, such as high-speed Internet access and digital television.

Pricing of Our Products and Services

        Our revenues are derived principally from the monthly fees our customers pay for cable services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2004, the average monthly fees for basic and extended basic service were $21.89 and $35.45, respectively, and the average monthly fees for basic and extended basic digital service were $11.08 and $38.84, respectively. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment such as set-top boxes and cable modems, and administrative fees for delinquent payments for service, are also charged. Except in respect of our Internet access services, customers are typically free to discontinue service at any time without additional charge, but they may be charged a reconnection fee to resume service.

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

        Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and competitive and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings, as follows:

Service	Price Range
Basic analog cable	$15.07 – $26.85
Extended basic analog cable	$25.57 – $39.19
Basic digital cable	$10.98 – $12.98
Extended basic digital cable	$24.98 – $67.98
Pay-television	$ 6.00 – $23.96
Pay-per-view (per movie or event)	$ 3.99 – $79.95
Video-on-demand (per movie or event)	$ 0.99 – $24.95
Dial-up Internet access	$ 9.95 – $22.95
High-speed Internet access	$24.95 – $69.95

Our Network Technology

        As of December 31, 2004, our cable systems consisted of approximately 8,500 km of fiber optic cable and 28,500 km of coaxial cable, passing approximately 2.4 million homes and serving approximately 1.55 million customers. Our network is the largest broadband network in Québec covering over 80% of cable homes passed, and one of the most advanced broadband networks in North America, with over 97% two-way capability at present.

        The following table summarizes the current technological state of our systems, based on the percentage of our customers who have access to the bandwidths listed below and two-way capability:

	450 MHz and Under	480 to 625 MHz	750 to 860 MHz	Two-Way Capability
December 31, 2000	7%	21%	72%	92%
December 31, 2001	3%	25%	72%	97%
December 31, 2002	3%	23%	74%	97%
December 31, 2003	3%	23%	74%	97%
December 31, 2004	3%	23%	74%	97%

        Our cable television networks are comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or "off-air" reception quality and transmitted to the main headends by way of "off-air" links, coaxial links or fiber optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2 signals and the IP Backbone for the Internet services. This connection is provided by Videotron Telecom through its inter-city fiber network. The first stage of this distribution consists of either a fiber optic link or a very high capacity microwave link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fiber coaxial cable network made of wide-band amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer's television set directly or, depending on the area or the services selected, through various types of customer equipment including set top boxes.

        Since 1995, we have invested over $304.7 million in a modernization program to upgrade our network to enable us to develop and deploy new advanced products and services. This modernization program was substantially completed as of December 31, 2001. As a result, we are now able to deliver simultaneously over 70 analog channels and up to 250 digital channels in the greater Montréal area and in western Québec, and up to 42 analog channels and over 200 digital channels in other urban areas in Québec, and provide two-way capability throughout most of our network. In December 2003, we decided to upgrade our two-way capability network in Quebec City to increase the bandwidth from 480 MHz to 750 MHz or greater, and we estimate that $26.8 million of capital expenditures over the next two years will be required. We are also currently contemplating similarly upgrading our two-way capability network in central Québec. If we were to proceed with such upgrade, we estimate that approximately $15 million of capital expenditures over two years would be required. After completion of these upgrades, we expect that approximately 95% of our network will have a bandwidth of 750 MHz or greater. Further increase in bandwidth, up to 860 Mhz, in the Montréal region may be required as demand for higher speed in Internet access services grows and new high definition television channels are introduced.

        We have adopted the hybrid fiber coaxial network architecture as the standard for our ongoing system upgrades. Hybrid fiber coaxial network architecture combines the use of fiber optic cable with coaxial cable. Fiber optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fiber optic cable from the headend to a group of nodes to the homes passed served by that node. Our system design provides for cells of approximately 1,000 homes each to be served by fiber optic cable. To allow for this configuration, secondary headends were put into operation in the greater Montréal area and in the greater Quebec City area. Remote secondary headends must also be connected with fiber optic links. The loop structure of the two-way networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. Our network design provides us with significant flexibility to offer customized programming to individual cells of 1,000 homes, which is critical to our ability to deploy certain advanced services in the future, including video-on-demand and the continued expansion of our interactive services. Our network design also allows for further segmentation to 500 or 250 homes where cable and Internet service penetration requires higher network capacity.

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

        Maximizing customer satisfaction is a key element of our business strategy. In support of our commitment to customer satisfaction, we operate a 24-hour customer service hotline seven days a week for nearly all of our systems. We currently have five operational call centers and we are implementing various initiatives to improve customer service and satisfaction. For example, all of our customer service representatives and technical support staff are now trained to assist our customers with respect to all products and services offered by us, which in turn allows our customers to be served more efficiently and seamlessly. Our customer care representatives continue to receive extensive training to develop customer contact skills and product knowledge, which are key contributors to high rates of customer retention as well as to selling additional products and services and higher levels of service to our customers. We have also implemented Web-based customer service capabilities. To assist us in our marketing efforts, we utilize surveys, focus groups and other research tools as part of our efforts to determine and proactively respond to customer needs.

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

        Since September 2001, we have significantly expanded the programming available to our customers through the launch of over 55 English-language and eight French-language digital channels in digital format and 12 high definition digital channels. Furthermore, we believe the launch of these digital channels will help to increase the penetration of our digital television service among our customers.

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

Competition

        We face competition in the areas of price, service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. In addition, as we expand into additional services such as interactive services, we may face additional competition. We operate in a competitive business environment which can adversely affect our business and operations. Our principal competitors include off-air television and providers of other entertainment, direct broadcast satellite, digital subscriber line, private cable, other cable distribution and wireless distribution. We also face competition from illegal providers of cable television services and illegal access to foreign DBS and pirate systems that enable customers to access programming services from U.S. and Canadian direct broadcast satellite services without paying any fee.

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

  •
  DSL.  The deployment of digital subscriber line technology, known as DSL, provides customers with Internet access at data transmission speeds greater than that which is available over conventional telephone lines. DSL service is comparable to high-speed Internet access over cable systems. We also face competition from other providers of DSL service.

  •
  VDSL.  The CRTC and Industry Canada have authorized video digital subscriber line, or VDSL, services. VDSL technology increases the capacity of DSL lines available, which permits the distribution of digital video. We expect that we will soon face competition from incumbent local exchange carriers, which are in the process of securing licenses to launch video distribution services using this technology.

  •
  Private Cable.  Additional competition is posed by satellite master antenna television systems known as "SMATV systems" serving multi-dwelling units, such as condominiums, apartment complexes, and private residential communities.

  •
  Other Cable Distribution.  Currently, a second cable operator offering analog television distribution and providing high-speed Internet access service is serving multi-unit dwellings in the greater Montréal area.

  •
  Wireless Distribution.  Cable television systems also compete with wireless program distribution services such as multi-channel multipoint distribution systems. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer's premises.

  •
  Grey and Black Market DBS Providers.  Cable and other distributors of television signals continue to face competition from the use of access codes and equipment that enable the unauthorized decoding of Canadian and foreign encrypted satellite signals, from unauthorized access to our analog and digital cable signals (black market) and from the reception of foreign signals through subscriptions to foreign satellite television providers that are not lawful distributors in Canada (grey market). See "Item 3 — Key Information — Risk Factors — We are subject to extensive government regulation. Changes in government regulation could adversely affect our business, financial condition or results of operations."

  •
  Telephony Service.  Our new telephony service competes against other telephone companies, including both the incumbent telephone service provider in Québec, which controls a significant portion of the telephony market in Québec, as well as other Voice over IP telephony service providers and cellular telephone service providers.

Regulation

Ownership and Control of Canadian Broadcast Undertakings

        Subject to any directions issued by the Governor in Council (effectively the Federal Cabinet), the Canadian Radio-television and Telecommunications Commission, referred to as the CRTC, regulates and supervises all aspects of the Canadian broadcasting system.

        The Governor in Council, through an Order-in-Council referred to as the Direction to the CRTC (Ineligibility of Non-Canadians), has directed the CRTC not to issue, amend or renew a broadcasting license to an applicant that is a non-Canadian. Canadian, a defined term in the Direction, means, among other things, a citizen or a permanent resident of Canada, a qualified corporation, a Canadian government, a non-share capital corporation of which a majority of the directors are appointed or designated by statute, regulation or specified governmental authorities, or a qualified mutual insurance company, qualified pension fund society or qualified cooperative of which not less than 80% of the directors or members are Canadian. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer (or if there is no chief executive officer, the person performing functions similar to those performed by a chief executive officer) and not less than 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition to the above requirements, Canadians must beneficially own and control, directly or indirectly, not less than 66.6% of the issued and outstanding voting shares and not less than 66.6% of the votes of the parent company that controls the subsidiary, and neither the parent company nor its directors may exercise control or influence over any programming decisions of the subsidiary if Canadians beneficially own and control less than 80% of the issued and outstanding shares and votes of the parent corporation, if the chief executive officer of the parent corporation is a non-Canadian or if less than 80% of the parent corporation's directors are Canadian. There are no specific restrictions on the number of non-voting shares which may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting license must not otherwise be controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion. Control is defined broadly in the Direction to mean control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, agreement or arrangement, the ownership of a corporation or otherwise. Vidéotron is a qualified Canadian corporation.

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

        In November 2002, the federal Minister of Industry initiated a review of the existing foreign ownership restrictions applicable to telecommunications carriers. In April 2003, the House of Commons Standing Committee on Industry, Science and Technology released a report of its study of the issue of foreign direct investment restrictions applicable to telecommunications common carriers. The House of Commons Standing Committee on Industry, Science and Technology, recommended, among other things, that the Government of Canada remove the existing foreign ownership restrictions in the telecommunications industry and ensure that any changes made to the Canadian ownership and control requirements applicable to telecommunications common carriers be applied equally to broadcasting distribution undertakings. In June 2003, the House of Commons Standing Committee on Canadian Heritage released a report of its review of the Broadcasting Act (Canada) and, among other things, recommended that the current restrictions on foreign ownership relating to broadcasting, cable and telecommunications remain. In September 2003, the Canadian government announced it intended to launch an expedited analysis of these reports and this issue, but to date the results of that analysis have not been publicly announced and no changes have been made or proposed. We cannot predict, what, if any, changes will result from these reports.

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

        Similarly, cable systems with between 2,000 and 6,000 customers (generally Class 2 cable systems or Class 3 cable systems not exempt under the CRTC's exemption for small cable undertakings) are also exempted from holding a license pursuant to a CRTC public notice issued in 2003. Cable distribution undertakings that are fully interconnected with other broadcasting distribution undertakings will be ineligible for this exemption unless the aggregate number of customers served by the interconnected broadcast distribution undertakings is less than 6,000. The CRTC has issued a proposed exemption order in June of

2004, and we have filed for revocation of license for three networks that will benefit from the exemption by having reduced administrative costs and regulatory burdens.

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

        In November 2003, the CRTC finalized the regulatory framework that will govern the distribution of digital signals by over-the-air television stations (Broadcasting Public Notice CRTC 2003-61). The CRTC requires broadcasting distribution undertakings to distribute the primary digital signal of a licensed over-the-air television service in accordance with the priorities that currently apply to the distribution of the analog version of the services. The CRTC expects all broadcasting distribution undertakings to implement the necessary upgrades. Analog carriage should be phased out once 85% of a particular broadcasting distribution undertaking's customers have digital receivers or set-top boxes that can convert digital signals to analog. Exempt undertakings will not be required to duplicate mandatory services in digital format. A further proceeding to establish a licensing framework governing the transition of pay and specialty services to high definition, or HD, signals was initiated in August 2004. It will also establish a framework to govern the distribution of such services by broadcasting distribution undertakings. It is expected that this policy will be made public after the first quarter of 2005. According to the CRTC, the time period during which broadcasters and distributors will have to provide services in both analog and digital formats will depend on the speed with which customers convert from analog to digital. A shorter transition period will reduce the overall costs of the transition for both broadcasters and distributors.

        In order to conduct our business, we must maintain our broadcasting distribution undertaking licenses in good standing. Failure to meet the terms of our licenses may result in their short-term renewal, suspension, revocation or non-renewal. We still hold a separate license for each of our 34 cable systems with greater than 2,000 customers and have never failed to obtain a license renewal for those cable systems.

Application of Canadian Telecommunications Regulation

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

        In addition, the CRTC regulates the provision of telephony services in Canada. On May 1, 1997, the CRTC established the regulatory framework for the provision of competitive local telephony services in Canada. Among the key elements of this framework are: a technical form of interconnection based on a co-carrier (i.e., peer-to-peer) relationship between the incumbent local exchange carrier and competitive local exchange carriers, or CLECs; mutual compensation for traffic termination (including Bill & Keep compensation at low levels of traffic imbalance); effective deregulation of CLEC retail service offerings with the exception of certain social obligations such as the provision of enhanced 911 service; and the imposition of a series of regulatory safeguards on the incumbent local exchange carriers to protect against anti-competitive conduct on their part, including retail tariffing requirements, service bundling restrictions and winback restrictions.

        Videotron Telecom, which has been operating as a competitive local exchange carrier under the framework described above for several years, is providing the underlying local network interconnection services for our residential local telephony offering. In this capacity, we are acting as a reseller of Videotron Telecom's competitive local exchange carrier services. In a series of rulings dating back to 1997, the CRTC has established that virtually all of the significant regulatory obligations imposed upon competitive local exchange carriers flow through to their resellers, and our residential local telephony offering has been designed on this basis.

        In early 2004, the CRTC launched a regulatory proceeding to consider the advent of local telephony services using Voice over IP technology, and more specifically whether the existing framework for local telephony competition needed to be modified to accommodate these services. A public hearing was conducted in September 2004, and a decision is pending. Because our recently launched telephony service satisfies the current requirements that are applied to the provision of conventional switched local telephone service, we do not believe that any new regulation imposed by the CRTC will prevent us from offering our Voice over IP telephony service. If, however, the CRTC forebears from the regulation of Voice over IP telephony service entirely, or substantially lessens the competitive safeguards applicable to the incumbent local exchange carriers, or creates unduly favorable conditions for non-facilities-based Voice over IP service providers, then our Voice over IP offering may have to be substantially altered.

Right to Access to Telecommunications and Hydro-Electric Support Structures

        The CRTC has concluded that some provisions of the Telecommunications Act (Canada) may be characterized as encouraging joint use of existing support structures of telephone utilities to facilitate efficient deployment of cable distribution undertakings by Canadian carriers. We access these support structures in exchange for a tariff that is regulated by the CRTC. If it were not possible to agree on the use or conditions of access with a support structure owner, we could apply to the CRTC for a right of access to a supporting structure of a telephone utility. The Supreme Court of Canada, however, has held on May 16, 2003 that the CRTC does not have jurisdiction under the Telecommunications Act (Canada) to establish the terms and conditions of access to the support structure of hydro-electricity utilities. Terms of access to the support structures of hydro-electricity utilities must therefore be negotiated with those utilities.

        We have entered into an agreement for access to the support structures of hydro-electricity utilities in Québec running through December 2005. The Canadian Cable Telecommunications Association, or the CCTA, has filed an application before the Ontario Energy Board, or the OEB, to establish uniform terms and conditions of access to electricity distribution power pools in Ontario for the purpose of transmitting cable services, including a specific pole rental charge, retroactive to January 1, 1997. Hearings are presently ongoing before the OEB with respect to CCTA's application and no date has been fixed for a decision. While we have limited facilities located in Ontario that will be directly affected by the OEB's decision, the setting of rates and terms and conditions for support structure access in Ontario will very likely influence future negotiations with Québec electricity utilities for the period commencing in 2006.

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

        As revised from time to time, the CRTC has issued a list of non-Canadian programming services eligible for distribution in Canada on a discretionary user-pay basis to be linked along with Canadian pay-television services or with Canadian specialty services. The CRTC currently permits the linkage of up to one non-Canadian service for one Canadian specialty service and up to five non-Canadian services for every one Canadian pay-television service. In addition, the number of Canadian services received by a cable television customer must exceed the total number of non-Canadian services received. The CRTC decided that it would not be in the interest of the Canadian broadcasting system to permit the distribution of certain non-Canadian pay-television movie channels and specialty programming services that could be considered competitive with licensed Canadian pay-television and specialty services. Therefore, pay-television movie channels and certain specialty programming services available in the United States and other countries are not approved for distribution in Canada.

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

  •
  Inside Wiring Rules.  The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. Because the CRTC did not establish a fee for the use of the inside wire until September 2002, we negotiated a fee for the use of inside wire owned by Câblage QMI in February 2002. On September 3, 2002, the CRTC established a fee of $0.52 per customer per month for the use of cable inside wire in MDUs. As a result, the CRTC, on October 9, 2002, ordered Câblage QMI and us to comply with the inside wiring access rules.

Broadcasting License Fees

        Broadcasting licensees are subject to annual license fees payable to the CRTC. The license fees consist of two fees. One fee allocates the CRTC's regulatory costs for the year to licensees based on a licensee's proportion of the gross revenue derived during the year from the licensed activities of all licensees whose gross revenues exceed specific exemption levels. The other fee, also called the Part II license fee, for a broadcasting distribution undertaking, is 1.365% of the amount by which its gross revenue derived during the year from its licensed activity exceeds $175,000. Our broadcasting distribution activities are subject to both fees. In January 2004, we filed a claim before the Federal Court on the basis that the Part II license fee is similar to a tax levy and that the CRTC has no jurisdiction to impose a tax. This claim has been merged with a similar claim from the Canadian Association of Broadcasters.

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

        For all but two of our service areas, the basic service fees for our customers have been deregulated.

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

Winback Restrictions

        In a letter decision dated April 1, 1999, the CRTC established rules, referred to as the winback rules, that prohibit the targeted marketing by incumbent cable companies of customers who have cancelled basic cable service. These rules require us and other incumbent cable companies to refrain for a period of 90 days from: (a) directly contacting customers who, through an agent, have notified their cable company of their intention to cancel basic cable service; and (b) offering discounts or other inducements not generally offered to the public, in instances when customers personally initiate contact with the cable company for the purpose of canceling basic cable service. The CRTC considers it appropriate at this time to eliminate the winback rules as they pertain to customers in single unit dwellings. In August of 2004 (Public Notice CRTC 2004-62), the CRTC has decided that it will no longer require incumbent cable companies to adhere to winback rules with respect to customers who reside in single unit dwellings. However, the CRTC has also determined that the winback rules should continue to apply to incumbent cable companies with respect to their dealings with individual customers who reside in multiple unit dwellings. The CRTC has further determined that incumbent cable companies are prohibited from initiating communication with residents of a multiple unit dwelling for a period of 90 days from the date on which a new entrant enters into an access agreement to provide service in the multiple unit dwelling. Moreover, the CRTC now requires incumbent cable companies to refrain from the targeted marketing of all residents of a multiple unit dwelling, or from offering them discounts or other inducements not generally available to the public, for a period of 90 days following the date on which a new entrant enters into an access agreement to offer services in the multiple unit dwelling.

        In February 2001, the CRTC also announced similar "winback" restrictions on certain cable television operators, including us, in the Internet service market. These restrictions limit cable operators' ability to "win back" Internet service customers who have chosen to switch to another Internet service provider within 90 days of the customer's switch.

Copyright Board Proceedings

        Certain copyrights in radio, television and pay audio programming are administered collectively and tariff rates are established by the Copyright Board of Canada. Tariffs set by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively.

Royalties for the Retransmission of Distant Signals

        Following the implementation in 1989 of the Canada-U.S. Free Trade Agreement, the Copyright Act (Canada) was amended to require retransmitters, including Canadian cable television operators, to pay royalties in respect of the retransmission of distant television and radio signals.

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

        Distant television signal retransmission royalties vary from $100 per year for Class 3 cable systems and from $0.30 to $0.65 per customer per month for Class 2 cable systems serving areas with fewer than 1,500 customers and to $0.70 per customer per month for more than 6,000 customers (Class 1 cable systems), except in French-language markets. In French-language markets, there is a 50% rebate for Class 1 and Class 2 cable systems, where the maximum rate is $0.35 per customer per month. The same pricing structure, with lower rates, applies for distant radio signal transmission. All of our undertakings operate in French-language markets. Recently, the collective societies representing copyright holders filed with the Copyright Board of Canada a tariff request to increase to $1.00 per customer per month the distant signal retransmission royalty applicable to systems of more than 6,000 customers for the years 2000 to 2008. In December 2003, the 2003 tariff was extended indefinitely on an interim basis until the Copyright Board rules on the proposed tariff, and a hearing in respect of the proposed tariff has been scheduled for October 2005.

Royalties for the Transmission of Pay and Specialty Services

        In 1989, the Copyright Act (Canada) was amended, in particular, to define copyright as including the exclusive right to "communicate protected works to the public by telecommunication." Prior to the amendment, it was generally believed that copyright holders did not have an exclusive right to authorize the transmission of works carried on radio and television station signals when these signals were not broadcast but rather transmitted originally by cable television operators to their customers. In 1996, at the request of the Society of Composers, Authors and Music Publishers of Canada (SOCAN), the Copyright Board approved Tariff 17A, which required the payment of royalties by broadcasting distribution undertakings, including cable television operators, that transmit musical works to their customers in the course of transmitting television services on a subscription basis. Through a series of industry agreements, this liability was shared with the pay and specialty programming services.

        In February 2001, the Copyright Board rendered a decision that set the royalty rates payable pursuant to Tariff 17A for 1996 to 2000. The royalty payable by small transmission systems was $10 per year. The monthly royalty payable by transmission systems (other than small transmission systems) for the signals of Canadian and American pay services was 2.1% of the transmitter's affiliation payments to these services in 1996 and 1.8% for the remainder of the tariff period. For all other signals transmitted, the monthly royalty payable by a transmitter is based on the total number of premises served in the system's licensed area and varies from $0.028 to $0.095 for 1996 to $0.044 to $0.155 for 2000. Royalties payable by a system located in a French-language market are calculated at a rate equal to 85% of the rate otherwise payable. Starting in 2001, SOCAN requested substantial increases to the Tariff 17A royalty rates, while several objectors requested changes to the tariff structure and royalty calculations. Starting in 2001, the royalty rates that had been approved for 2000 were continued on an interim basis pending a decision of the Copyright Board on SOCAN's proposed Tariff 17A.

        In March 2004, the Copyright Board changed the name of this tariff from Tariff 17A to Tariff 17 and rendered its decision setting Tariff 17 royalty rates for 2001 through 2004. The Copyright Board changed the structure of Tariff 17 to calculate the royalties based on the revenues of the pay and specialty programming services (affiliation payments only in the case of foreign and pay services, and all revenues in the case of Canadian specialty services) and set a basic royalty rate of 1.78% for 2001 and 1.9% for 2002 through 2004. The basic royalty rate is subject to reductions in certain cases, although there is no French-language discount. SOCAN has agreed that the 2005 tariff will continue on the same basis as in 2004, except for a proposed royalty rate of 2.1%.

Royalties for Pay Audio Services

        The Copyright Board of Canada rendered a decision on March 16, 2002 regarding two new tariffs for the years 1997-1998 to 2002, which provide for the payment of royalties from programming and distribution undertakings broadcasting pay audio services. The tariffs fix the royalties payable to SOCAN and to the Neighbouring Rights Collective of Canada, or NRCC, respectively, during this period at 11.115% and 5.265% of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. The royalties payable to SOCAN and NRCC by a small cable transmission system, an unscrambled low or very low power television station or by equivalent small transmission systems during this period were fixed by the Board at 5.56% and 2.63%, respectively, of the affiliation payments payable during a year by the distribution undertaking for the transmission for private or domestic use of a pay audio signal. Royalties payable by a system located in a French-language market during this period are calculated at a rate equal to 85% of the rate otherwise payable.

        In February 2005, the Copyright Board rendered its decision setting pay audio services royalties for 2003 through 2006. The Copyright Board fixed the rate of royalties payable to SOCAN and NRCC during this period to 12.35% and 5.85%, respectively, of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. In addition, the Copyright Board established the rate of royalties payable to SOCAN and NRCC during this period at 6.175%

and 2.95%, respectively, for a small cable transmission system, an unscrambled low or very low power television station or an equivalent small transmission system. The Copyright Board also eliminated the previously effective 15% discount to royalties payable by a system located in a French-language market. We have made interim royalty payments for 2003 and 2004 based on the lower royalty rate of the 2002 tariffs. Consequently, there are retroactive royalty obligations owed by us since 2003. Along with all of the other broadcasting distribution undertaking and programming services, we are in the process of settling and paying these retroactive obligations to SOCAN and NRCC.

Tariff in Respect of Internet Service Provider Activities

        In 1996, SOCAN proposed a tariff (Tariff 22) to be applied against Internet service providers, in respect of composers'/publishers' rights in musical works communicated over the Internet to Internet service providers' customers. SOCAN's proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that Internet service providers should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that Internet service providers do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting and caching. SOCAN's tariff proposal will, therefore, be subject to further consideration by the Copyright Board to determine what royalties should be paid by content providers in respect of music communicated over the Internet.

Access by Third Parties to Cable Networks

        In Canada, access to the Internet is a telecommunications service. While Internet access services are not regulated on a retail (price and terms of service) bases, Internet access for third-party Internet service providers is mandated and tariffed according to conditions approved by the CRTC for cable operators.

        On July 6, 1999, the CRTC required certain of the largest cable television operators, including Vidéotron, to submit tariffs for high-speed Internet access services, known as open access or third-party access, in order to allow competing retail Internet service providers to offer such services over a cable infrastructure. Some of our tariff elements, most notably the per end-user rate we may charge to third-party Internet service providers, were approved by the CRTC on an interim basis in August 2002. A revised cost study for our per end-user rate was filed with the CRTC in August 2004 and is under consideration. Other tariff elements, most notably those related to our interconnection architecture and service charges, were approved by the CRTC on an interim basis in November 2004. Other technical, operational and business policies to implement access services have been addressed by the CRTC Interconnection Steering Committee, or CISC, and technical tests have been concluded.

        Final tariff rates for our per end-user charge to Internet service providers and our other third-party interconnection service charges will be established pursuant to CRTC follow-up proceedings currently under way. We expect that interconnection by third-party Internet service providers to our cable network will commence in 2005.

        Until third-party access to our cable network is provided, the CRTC requires certain of the largest cable television operators, including Vidéotron, to allow third-party retail Internet service providers to purchase for the purpose of resale our retail high-speed Internet services at a discount of 25% off the lowest retail Internet service rate charged by us to our cable customers during a one-month period. This resale obligation will cease to be mandated once facilities-based access is available to Internet service providers.

Organizational Structure

        Our current corporate structure is (certain immaterial subsidiaries have been omitted):

*
Vidéotron TVN inc. was liquidated into Vidéotron on January 1, 2005, and Vidéotron (1998) ltée was liquidated into Vidéotron on December 31, 2004. We expect that Vidéotron TVN inc. and Vidéotron (1998) ltée will be dissolved in 2005.

        All of the subsidiaries included in the above corporate chart are wholly owned and reside in Canada. CF Cable TV Inc. and Videotron (Regional) Ltd. do not guarantee our notes. They have undertaken to become guarantors of the notes at such time when the CF Cable notes are no longer outstanding.

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

        Compliance with these laws has not had, and management does not expect it to have, a material effect upon our capital expenditures, net income or competitive position. Environmental laws and regulations and the interpretation of such laws and regulations, however, have changed rapidly in recent years and may continue to do so in the future. The property on which our primary headend is located has contamination problems to various degrees related to historical use by previous owners as a landfill site and is listed by the authorities on their contaminated sites registry. We believe that such contamination poses no risk to public health, and we are currently updating our environmental studies to determine whether further intervention is required. In November 2004, our environmental studies reported improvements in the groundwater resources of this property, and we are presently in discussions with the authorities to remove this property from their contaminated sites registry. Our properties, and the areas surrounding all our properties, may have had historic uses or may have current uses which could have had or have an adverse environmental impact, and which may require further study or remedial measures. No material studies or remedial measures are currently anticipated or planned by us or required by regulatory authorities with respect to our properties. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.

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

        On July 5, 2001, we acquired from our sole shareholder Quebecor Media its wholly-owned subsidiary Vidéotron (1998) ltée in exchange for one Series E preferred share and a promissory note. On October 7, 2003, our sole shareholder Quebecor Media transferred its wholly-owned subsidiaries SuperClub Vidéotron and Vidéotron TVN to us in exchange for additional shares of our capital stock. These transactions were between entities under common control and were accounted for by the continuity-of-interests method. The transfers were recorded at the carrying value of the subsidiaries' net assets at the moment of the applicable transfer, and the corresponding figures in our consolidated financial statements for periods before the transfers include those of Vidéotron (1998) ltée, SuperClub Vidéotron and Vidéotron TVN. Our subsidiary Vidéotron (1998) ltée was liquidated into Vidéotron on December 31, 2004. This transaction did not affect our consolidated financial statements.

        Our primary sources of revenue are subscriptions from our customers for cable television and Internet access services and the rental and sale of video cassettes and digital video discs, or DVDs. Our business is mostly subscription-based, which has historically provided stable revenues and low sensitivity to general economic conditions. We provide a wide variety of packages at a range of prices. Internet revenues include amounts from both our high-speed Internet access and dial-up customers. As of December 31, 2004, we had 502,630 high-speed Internet access customers and 23,973 dial-up customers.

        Because our cable television and Internet access services use the same network, we have only one significant business segment. Our other revenues consist primarily of revenues from sales of equipment and revenues from our subsidiary Société d'édition et de transcodage ltée, which provides certain broadcasting services, including television standards conversion and duplication, background music on cable channels, signal delivery, recording and distribution and caption subtitling for the hearing impaired.

        Our direct cost consists of television programming costs, Internet bandwidth and transportation costs, set-top box and modem costs and purchasing costs for video cassettes and DVDs. These costs vary with the number of customers and prices negotiated with our suppliers.

        Major components of operating expenses include salaries and benefits, subcontracting costs, advertising and regulatory contributions.

        We experienced a decline in the number of our basic cable customers in the years ended December 31, 2000, 2001 and 2002 and in the first half of 2003 due to increased competition from direct broadcast satellite and the impact of an eleven-month labor conflict. In April 2003, this labor conflict was resolved and we entered into collective bargaining agreements with 1,700 unionized employees. These agreements terminate in December 2006 and we believe these new agreements have resulted in operating expenses that are approximately $20 million lower, on an annualized basis, than what we would have incurred under our previous labor agreements. Despite this labor conflict, we experienced growth in the numbers of our digital and high-speed Internet access customers. Since July 2003, we recorded an increase in the number of our basic cable customers. We believe that this increase is due to our effort to improve customer service, the deployment of our products in retail stores and the return of our employees after the eleven-month labor conflict. See "Item 6 — Directors, Senior Management and Employees — Employees."

        During the year ended December 31, 2004, we recorded a net increase of 28,577 basic cable customers. During the same period, we also recorded net growth of 96,353 customers of our high-speed Internet access service and 92,801 customers of our digital television service, the latter of which includes customers who have upgraded from our analog cable service.

        As calculated in our consolidated financial statements included in this annual report, operating income for us means net income (loss) before depreciation and amortization, financial expenses, dividend income from parent company, other items (consisting primarily of restructuring charges), income taxes, non-controlling interest in a subsidiary and goodwill amortization. Operating income is not a measure of results that is consistent with Canadian or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income because management believes that it is a meaningful measure of performance commonly used in the cable industry and by the investment community to analyze and compare companies. It also facilitates year-over-year comparison of results since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Our definition of operating income may not be identical to similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating revenues.

        Average monthly revenue per user, or ARPU, is an industry term that we use to measure our average cable and Internet revenue per month per basic cable customer. ARPU is not a measurement under Canadian GAAP or U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measures reported by other companies. We calculate ARPU by dividing our combined cable television and

Internet-access revenues for the applicable period by the average number of our basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues

        Consolidated operating revenues for the year ended December 31, 2004 were $871.6 million, compared to $805.0 million for 2003, an increase of $66.6 million, or 8.3%. This increase would have been $76.2 million, or 9.5%, if we exclude the impact of the change in accounting policy for the timing of revenue and expense recognition regarding connection fees. See note 1(b) to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 and "— Recent Canadian GAAP Accounting Pronouncements."

        Cable television revenues for the year ended December 31, 2004 increased by $17.9 million, or 3.2%, as compared to 2003. The increase would have been $25.5 million or 4.6% if we exclude the impact of the change in accounting policy. This growth was primarily a result of the increase in the number of basic cable customers, the sale of more lucrative packages and the price increases we gradually implemented beginning March 1st, 2004. In 2004, we increased the number of our basic cable customers by 28,410, or 2.0%, to 1,452,554 at December 31, 2004, which is the largest increase in the number of our basic cable customers since 1999. This compares to a decrease of 6,916 customers, or 0.5%, during 2003 for a total of 1,424,144 customers at December 31, 2003. We increased the number of digital customers by 92,801, or 38.5%, to 333,664 at December 31, 2004 compared to 69,238, or 40.3%, to 240,863 at December 31, 2003. ARPU increased from $32.89 to $34.00 before the change in accounting policy and reflects more lucrative packages and migration from analog to digital.

        Internet revenues for the year ended December 31, 2004 increased by $39.2 million, or 21.4%, as compared to 2003. The increase would have been $41.2 million, or 22.5%, if we exclude the impact of the change in accounting policy. This growth was due to a higher number of high-speed Internet customers in 2004, compared to 2003, along with price increases that we gradually implemented beginning in March 2004, offset by higher discounts on services sold to new customers. We increased the number of our high-speed Internet customers by 96,353, or 23.7%, to 502,630 at December 31, 2004, compared to 101,223, or 33.2%, to 406,277 at December 31, 2003. ARPU decreased from $39.15 to $39.10 before the change in accounting policy due to the mix of packages at lower price.

        Revenues from video stores for the year ended December 31, 2004 increased by $9.6 million, or 25.0%, as compared to 2003. This growth was due to the acquisition of all the assets of Jumbo Entertainment Inc., a franchisor and operator of 105 video and video games rental stores across Canada, which represents an increase of $4.7 million of revenues. The growth is also due to strong performance of the video game stores, higher revenues from retail sales and rentals, and the positive impact of higher royalties and annual fees.

        Other revenues, which consisted mainly of the sale of customers' equipment, were $24.3 million in the year ended December 31, 2004, compared to $24.4 million in 2003, a decrease of $0.1 million. This decline was due to a reduction of the selling price of digital terminals, offset by higher volume of sales of those terminals.

Direct Cost and Operating, General and Administrative Expenses

        Direct costs increased by $4.5 million, or 1.8%, to $250.4 million for the year ended December 31, 2004 from $246.0 million for 2003. Direct costs for cable television services for 2004, which consist of programming costs, were higher than for 2003 due to an increase in the number of our digital customers and increased penetration of our video-on-demand service. Internet access direct costs for the year ended

December 31, 2004 were lower than for 2003 due to a significant reduction in bandwidth and transportation costs, which was partially offset by the higher volume resulting from an increased number of Internet access customers. We also benefited from lower acquisition cost and more favorable exchange rate on U.S. dollar for the set-top boxes and cable modems sold to customers.

        Operating, general and administrative expenses decreased by $3.8 million, or 1.3%, to $280.0 million for the year ended December 31, 2004 from $283.8 million for 2003. Lower operating expenses in the year ended December 31, 2004, resulted mainly from the deferral of $9.4 million of incremental and direct costs due to the adoption of the new accounting policy described above, offset by an increase in publicity and promotion expenses, plus an increase in programming fund expenses due to higher cable television revenues. The Supreme Court of Canada ruled that Internet service providers are not liable for royalties on content exchange through Internet. Therefore, a provision of $4.1 million, which was established in prior years, was recorded in 2004.

Operating Income

        Operating income for the year ended December 31, 2004 was $341.2 million, compared to $275.3 million for 2003, representing an increase of $65.9 million, or 23.9%. Operating income margin increased to 39.1% for the year ended December 31, 2004 from 34.2% for 2003. Subsidy on customers' equipment amounted to $36.7 million in the year ended December 31, 2004, or 4.2% of sales, compared to $35.6 million, or 4.4% of sales, in 2003. See note 8 under "Item 3 — Key Information — Selected Financial Data" for the reconciliation of operating income to net income.

Depreciation and Amortization

        Depreciation and amortization expenses for the year ended December 31, 2004 were $130.2 million, an increase of $7.2 million, or 5.9%, from $123.0 million for 2003. This increase was attributable to ongoing capital expenditures required to support an increased number of Internet access customers, network extensions and maintenance capital. We also revised the useful life of digital set-top boxes from 10 years to 7 years and cable modems from 6 years to 5 years, which caused additional amortization expenses of $4.6 million in 2004.

Financial Expenses, Dividend Income and Other Items

        Financial expenses for the year ended December 31, 2004 were $178.0 million, as compared to $64.6 million for 2003, an increase of $113.4 million. This increase was attributable to $108.5 million of interest expense on the $1.1 billion subordinated loan with Quebecor Media, which was compensated by $111.1 million of dividend income related to the $1.1 billion investment in the preferred shares of Quebecor Media. See "— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan." The increase is also due to a foreign exchange loss of $1.3 million on U.S. dollar-denominated long-term debt, compared to a gain of $23.6 million in 2003, offset by a write-off of financing costs and other charges upon early redemption of long-term debt of $4.8 million, compared to $17.1 million in 2003. We also reduced our interest expenses on long-term debt due to lower interest rates in 2004.

        Other items for the year ended December 31, 2003 consisted of the reversal of $2.5 million of the revised restructuring provision that had been taken in the fourth quarter of 2002.

Income Taxes

        Income taxes recovery for the year ended December 31, 2004 was $3.4 million, compared to $26.8 million of income taxes expenses for 2003, representing an effective tax rate of -2.4%, compared to

29.7% in 2003, a decrease of 32.1% based on income before income taxes and non-controlling interest. This decline is mainly due to tax consolidation transactions where the dividend income received from Quebecor Media was non-taxable. A reversal of an income taxes provision of $17.5 million was recorded in 2004 due to the settlement of notices of assessments also reduced our income taxes.

Net Income

        Our net income was $147.4 million for the year ended December 31, 2004, as compared to $63.3 million for 2003, an increase of $84.1 million, or 132.9%. This increase was mainly due to improvement in revenues and operating income and from a lower effective tax rate due to the tax consolidation transactions with Quebecor Media. See "— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan."

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues

        Consolidated operating revenues for the year ended December 31, 2003 were $805.0 million, compared to $781.0 million for the year ended December 31, 2002, an increase of $24.0 million or 3.1%. ARPU increased to $43.68 in the year ended December 31, 2003 from $40.70 in 2002, representing a 7.3% increase.

        Cable television revenues for the year ended December 31, 2003 decreased $20.3 million, or 3.5%, as compared to 2002. This decrease was primarily the result of the decline in the number of our basic cable customers, partially offset by price increases we implemented in February 2003. We recorded a decrease of 6,916 basic cable customers for the year ended December 31, 2003, as compared to a reduction of 79,348 basic cable customers in 2002. However, during the last two quarters of 2003, we recorded net additions to our basic cable customers of 21,146, as compared to a loss of 23,649 during the same period in 2002. This increase was due to our effort to improve customer service, the deployment of our products in retail stores and the return of our employees after an eleven-month labor conflict that was settled in April 2003. The number of our digital customers increased by 69,238, or 40.3%, from December 31, 2002 to December 31, 2003, for a total of 240,863 digital customers as of December 31, 2003. Digital penetration of our customer base increased from 12.0% as at December 31, 2002 to 16.9% at December 31, 2003.

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

Operating Income

        Operating income for the year ended December 31, 2003 was $275.3 million, as compared to $235.5 million for the same period in 2002, representing an increase of $39.8 million or 16.9%. This growth in operating income was a result of the increase in revenues, combined with cost reductions and the absence of non-recurring costs. Operating income margin increased to 34.2% for the year ended December 31, 2003 from 30.1% for 2002. See note 8 under "Item 3 — Key Information — Selected Financial Data" for the reconciliation of operating income to net income.

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

Financial Expenses and Other Items

        Financial expenses for the year ended December 31, 2003 were $64.6 million, as compared to $76.2 million for 2002, a reduction of $11.6 million, or 15.2%. This reduction in financial expenses was due to lower interest expense on long-term debt, and a $23.6 million foreign exchange gain on U.S. dollar-denominated long-term debt, as compared to a foreign exchange gain on U.S. dollar-denominated debt of $2.2 million in 2002. The write-off of financing costs and the termination costs of a swap agreement, which amounted to $17.1 million in 2003, partially offset the reduction in financial expenses.

        Other items for the year ended December 31, 2003 consisted of a $2.5 million reversal of the restructuring provision that had been taken in the fourth quarter of 2002.

Net Income

        Our net income was $63.3 million in the year ended December 31, 2003, as compared to $11.5 million in 2002, an increase of $51.8 million, or 450.4%.

Liquidity and Capital Resources

        Our principal liquidity and capital resource requirements consist of:

  •
  capital expenditures to maintain and upgrade our network in order to support the growth of our customer base;

  •
  the cost of migrating our customers from analog to digital cable television service;

  •
  the service and repayment of our debt; and

  •
  the payment of dividends to our shareholder.

Capital Expenditures

        During the year ended December 31, 2004, we invested $123.0 million in fixed assets, as compared to $90.3 million during 2003, an increase of $32.7 million. This growth is mainly to increase the capacity of our Internet network in order to maintain and improve the quality of service offered to our Internet access customers, as the number of customers continue to grow. The speed of our Internet access service was also increased during the year. We continue to focus on success-driven capital spending and maintaining our network so that it remains in very good condition.

        During the year ended December 31, 2003, we invested $90.3 million in capital expenditures, as compared to $93.0 million in capital expenditures in 2002, representing a decline of $2.7 million, or 2.9%. We spent $7.1 million to implement our new video-on-demand service. We also invested $8.0 million to support the growth of our Internet access service.

        In addition to maintenance capital expenditures, we decided in December 2003 to invest in additional capital expenditures to upgrade our two-way capability network in Quebec City to increase the bandwidth from 480 MHz to 750 MHz or greater, and we are currently contemplating additional capital expenditures to similarly upgrade our network in Central Québec. We estimate that $26.8 million of capital expenditures over two years will be required to upgrade our network in Quebec City, and we believe that our cash flow from operating activities will be sufficient to meet these anticipated capital expenditures. If we were to proceed with the upgrade of our network in Central Québec, we estimate that these capital expenditures could amount to approximately $15 million over two years.

Servicing and Repayment of Our Debt

        During the year ended December 31, 2004, we made mandatory repayments of $37.5 million on our long-term debt, as compared to $70.8 million in 2003. During the year ended December 31, 2004, we made cash interest payments of $51.1 million (excluding the interest on the subordinated debt for tax consolidation with Quebecor Media), as compared to $61.1 million for the year ended December 31, 2003.

        On November 19, 2004, we issued US$315.0 million aggregate principal amount of our 6 7/8% Senior Notes due January 15, 2014 and amended the terms of our credit agreement to increase our total borrowing capacity under our revolving credit facility by $350.0 million to $450.0 million and to extend its maturity to November 2009. The new notes were sold at a 5% premium to their face amount and resulted in gross proceeds of approximately US$330.8 million (or approximately Cdn$396.2 million) before accrued interest and an effective interest rate of 6.15%. The net proceeds from this offering were used to repay in full the outstanding indebtedness under the $318.1 million Term C loan of our credit facilities and to declare and pay a dividend of $54.6 million to Quebecor Media, our parent company. The remainder of such net proceeds will be used for other general corporate purposes. Financing costs of $6.2 million were incurred for the transactions and will be amortized over the life of the financings.

        During the year ended December 31, 2003, we made cash interest payments of $61.1 million, as compared to $73.4 million for the year ended December 31, 2002. During the year ended December 31, 2003, we borrowed $150.0 million in the form of a subordinated loan from our parent company, Quebecor Media, and used the proceeds of this loan to repay an equivalent amount under our credit facilities. On October 8, 2003, we refinanced our debt. We issued US$335.0 million aggregate principal amount of our 6 7/8% Senior Notes due January 15, 2014, repaid in full and terminated the Term A and Term B loans under our original credit facilities, borrowed $368.1 million under a new Term C loan and reduced the aggregate amount we may borrow under our revolving credit facility from $150.0 million to $100.0 million. As part of this transaction, we also terminated our foreign currency swap relating to the fully repaid and terminated Term B loan. As a result of this transaction, the mandatory repayments of our credit facilities were reduced to $50.0 million per year, with the remainder due in 2008. Financing costs of $9.1 million were incurred for this transaction and will be amortized over the life of the financing.

        For the year ended December 31, 2002, we repaid $159.3 million of our long-term debt.

Payment of Dividends

        During the year ended December 31, 2004, we paid $205.2 million in dividends to our sole shareholder, Quebecor Media, as compared to $20.0 million in 2003. No dividends were paid during the year ended December 31, 2002. We expect to pay dividends to Quebecor Media in the future, subject to the terms of our indebtedness and applicable law.

Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan

        Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we entered into certain transactions that had the effect of consolidating tax losses within the Quebecor Media group.

        In the first quarter of 2004, our wholly owned subsidiary, Vidéotron (1998) ltée, entered into a back-to-back transaction by borrowing a $1.1 billion subordinated loan from Quebecor Media and using the proceeds to invest in $1.1 billion of Quebecor Media preferred shares. The subordinated loan, maturing on January 16, 2019 and bore interest at an annual rate of 10.75% payable semi-annually. The Quebecor Media preferred shares were redeemable at the option of Quebecor Media and retractable at our option at the paid-up value and carried a 11.0% annual fixed cumulative preferential dividend payable semi-annually. During the year ended December 31, 2004, we made cash interest payments of $108.5 million with respect to the subordinated loan and received $111.1 million in dividends with respect to our ownership of the Quebecor Media preferred shares. On December 16, 2004, this subordinated loan was repaid in full with the proceeds from the redemption of the preferred shares of Quebecor Media, and this back-to-back transaction was unwound.

        This subordinated loan and our investment in Quebecor Media preferred shares for the same principal amounts had the effect of significantly reducing our income tax obligation. This is because the interest expense on the subordinated loan was deductible for income tax purposes, while the dividend income on the Quebecor Media preferred shares was not taxable.

Retractable Preferred Shares

        During the year ended December 31, 2003, we issued one retractable Series F preferred share to Quebecor Media, which was presented as a liability in our consolidated financial statements at a retraction price of $2.0 million. During the year ended December 31, 2004, this preferred share was redeemed at the retraction price. The excess of the retraction price over the stated capital of this preferred share was credited to our contributed surplus account in an amount of $1.7 million.

        In 2002, we issued retractable Series E preferred shares to Quebecor Media, which were presented as a liability in our consolidated financial statements at the retraction price of these shares. During the year ended December 31, 2003, these preferred shares were exchanged for our common shares. The excess of the retraction price over the stated capital of these preferred shares was credited to our contributed surplus account in an amount of $301.2 million.

Contractual Obligations and Other Commercial Commitments

        Contractual Obligations.    Our material obligations under firm contractual arrangements, including commitments for future payments under our credit facilities, notes, the CF Cable notes and operating lease arrangements, as of December 31, 2004, are summarized below and are disclosed in notes 13, 16 and 17 to our audited consolidated financial statements.

		Payments Due By Period
	Total	< 1 years	2-3 years	4-5 years	> 5 years
	(dollars in millions)
Contractual obligations:
Notes	$796.6	$—	$—	$—	$796.6
CF Cable notes	92.3	—	92.3	—	—
QMI subordinated loan	150.0	—	—	—	150.0
Operating leases and other debt	52.0	34.8	9.8	5.1	2.3

Total contractual cash obligations	$1,090.9	$34.8	$102.1	$5.1	$948.9

        During the year ended December 31, 2004, we made mandatory principal repayments on our bank credit facilities, and we had no outstanding balance on these facilities as of December 31, 2004. On November 19, 2004, concurrently with the issuance of US$315.0 million in principal amount of our notes (which was in addition to the US$335.0 million in principal amount of our notes then outstanding), we repaid in full the outstanding indebtedness under the $318.1 million Term C loan of our credit facilities and increased our total borrowing capacity under our revolving credit facility by $350.0 million to $450.0 million and extended its maturity to November 2009. Our subordinated loan from Quebecor Media is repayable in 2015 and requires no debt amortization. The CF Cable notes are due in 2007 and are redeemable at our option on or after July 15, 2005 at 100.0% of their principal amount.

        We rent equipment and premises under various operating leases. As of December 31, 2004, we estimated that the minimum aggregate payments under these leases over the next five years will be approximately $27.0 million. During the year ended December 31, 2004, we renewed or extended several leases and entered into new operating leases. Furthermore, we are committed to buy in 2005 customers' premise equipment from a supplier for an estimated amount of $25.0 million.

        Effective January 1, 2002, we entered into a five-year management services agreement with Quebecor Media for services it provides to us, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. This agreement provides for an annual management fee payable to Quebecor Media of $6.5 million for the year ended December 31, 2004 and amounts to be agreed upon for the years 2005 and 2006. Management fees payable to Quebecor Media are expected to be $10.5 million for the year ended December 31, 2005. See "Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions — Management Services and Others."

        As of December 31, 2004, there were no material commitments for capital expenditures.

Sources of Liquidity and Capital Resources

        Our primary sources of liquidity and capital resources are:

  •
  funds from operations;

  •
  financing from related party transactions;

  •
  capital market debt financings; and

  •
  our credit facilities.

        Funds from Operations.    Cash provided by operating activities during the year ended December 31, 2004 was $310.7 million, as compared to $194.1 million in 2003, an increase of $116.6 million, or 60.1%. Cash flows from operations before changes in non-cash operating items amounted to $296.9 million for the year ended December 31, 2004, as compared to $220.4 million in 2003. This $76.5 million increase is mainly due to improved revenues and a reduction in interest expense on long-term debt (excluding the subordinated debt for tax consolidation with Quebecor Media). Cash provided by the changes in non-cash operating items was $13.8 million for the year ended December 31, 2004, as compared to $26.3 million used for 2003, an increase of $40.1 million. The variation in non-cash operating items is mainly due to the timing in the payments made to suppliers.

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

        Financing from Related Party Transactions.    In the year ended December 31, 2003, we borrowed $150.0 million under a subordinated loan from our parent company, Quebecor Media. The loan, maturing in 2015 and bearing interest at bankers' acceptance rate plus 1.5%, is subordinated in right of payment to the prior payment in full of the entirety of our existing and future indebtedness under our credit facilities and to the notes. On October 8, 2003, the terms of this subordinated loan were amended such that interest throughout the term of the loan is payable in cash at our option. See "Item 10 — Additional Information Material Contracts — Subordinated Loan Agreement, dated as of January 16, 2004, between Quebecor Media Inc. and Vidéotron (1998) ltée."

        On January 16, 2004, we borrowed $1.1 billion in the form of a subordinated loan from our sole shareholder, Quebecor Media. We used all the proceeds from this loan to purchase 1,100,000 preferred shares, Series D of Quebecor Media. On December 16, 2004, Quebecor Media redeemed these preferred shares, and we used the proceeds from this redemption to repay in full the outstanding amounts under the $1.1 billion subordinated loan. See "Item 10 — Additional Information Material Contracts — Subordinated Loan Agreement, dated as of January 16, 2004, between Quebecor Media Inc. and Vidéotron (1998) ltée" and "— Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan."

        Interest Rate and Foreign Exchange Management.    We use certain financial instruments, such as interest rate swaps, currency swap agreements and cross-currency interest rate swap agreements, to manage our interest rate and foreign exchange exposure on debt instruments. These instruments are not used for trading or speculative purposes. See "— Quantitative and Qualitative Disclosure about Market Risk."

        We expect that our cash requirements relating to our existing operations over the next twelve months will be to fund operating activities and working capital, capital expenditures and debt service payments. We plan to fund these requirements from the sources of cash described above.

        We believe that, based on our current levels of operations and anticipated growth, our cash from operations, together with our other available sources of liquidity, will be sufficient for the foreseeable future to fund anticipated capital expenditures and to make required payments of principal and interest on our debt, including payments due on the notes and under our credit facilities, as amended. We also expect, to the extent permitted by the terms of our indebtedness and applicable law, to pay dividends to Quebecor Media in the future.

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

        Other Post-Retirement Benefits.    We accrue the cost of post-retirement benefits, other than pensions, which are impacted significantly by a number of management assumptions, such as the discount rate, the rate of compensation increase, and an annual rate of increase in the per capita cost of covered benefits. These benefits, which are funded by us as they become due, include mainly health and life insurance programs and cable service.

        Employee future benefits accounting policy is explained at note 1(m) to our audited consolidated financial statements, and assumptions on expected return on plan assets, rate of compensation increases and discount rates are disclosed in note 3 to our audited consolidated financial statements.

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

Off-Balance Sheet Arrangements

Operating Leases

        We have guaranteed a portion of the residual values of certain assets under our operating leases with expiry dates between 2005 and 2009, to the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, then we must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $8.3 million. As at December 31, 2004, we have not recorded a liability associated with these guarantees because we do not expect to make any payments pertaining to the guarantees of these leases.

Guarantees under Lease Agreements

        One of our subsidiaries has provided guarantees to the lessor of certain of the franchisees for operating leases, with expiry dates through 2009. If a franchisee defaults under the agreement, the subsidiary must, under certain conditions, compensate the lessor for the default. The maximum exposure in respect of these guarantees is $6.6 million. As at December 31, 2004, this subsidiary has not recorded a liability associated with these guarantees because it is its present estimation that no franchisee will default under the applicable agreement. Recourse against the sub-lessee is also available up to the total amount due.

Guarantees Related to the Notes

        Under the terms of the indenture governing the existing notes issued on October 8, 2003 and November 19, 2004, we are committed to pay any amount of withholding taxes that could eventually be levied by any Canadian Taxing Authority (as defined in the indenture) on payments made to the lenders so that the amounts the lenders would receive are not less than amounts receivable if no taxes are levied. The amount of such guarantee is not limited and it is not possible for us to establish a maximum exposure amount of the guarantee because our exposure depends exclusively on the future actions, if any, by the Canadian Taxing Authorities. Although no recourse exists for such liability, we have the right to redeem the existing notes at their face value if such taxes were levied by any Canadian Taxing Authority, thereby terminating the guarantee.

Risks and Uncertainties

        In the normal course of business, we are exposed to fluctuations in interest rates and exchange rates. We manage this exposure through staggered maturities and an optimal balance of fixed and variable rate obligations. As at December 31, 2004, we were using derivative financial instruments to reduce our exchange rate and interest rate exposure.

        While these agreements expose us to the risk of non-performance by a third party, we believe that the possibility of incurring such loss is remote due to the creditworthiness of the parties with whom we deal. A description of the financial derivatives used by us as at December 31, 2004 is provided in note 1(j) to our audited consolidated financial statements included in this report and in "— Quantitative and Qualitative Disclosure about Market Risk."

        Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivable amounts from individual customers. As of December 31, 2004, we had no significant concentration of credit risk.

Regulation

        We are subject to extensive government regulation mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both of which are administered by the Canadian Radio-television and Telecommunications Commission. Changes to the regulations and policies governing broadcast television, specialty channels and program distribution through cable and direct broadcast satellite services, Internet service providers, Voice over IP services, the introduction of new regulations or policies or terms of license or treatment of the tax deductibility of advertising expenditures could have a material effect on our business, financial condition or results of operations. See "Item 4 — Information on the Company — Business Overview — Regulation."

Canadian and United States Accounting Policy Differences

        We prepare our financial statements in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. The areas of material differences and their impact on our financial statements are described in note 22 to our audited annual consolidated financial statements. Significant differences include the accounting for derivative financial instruments and the accounting for development and pre-operating costs.

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

        Since the date of Quebecor Media's acquisition of us, we recorded in 2002 a goodwill impairment loss of $2.0 billion. In 2004, Quebecor Media and we materialized income tax benefits in the amount of $84.3 million, which had not been recognized at the date of Quebecor Media's acquisition of us. Consequently, for 2004, the goodwill was reduced by $84.3 million, contributed surplus was reduced by $67.4 million and income tax expense for U.S. GAAP purposes was increased by $16.9 million.

Recent Canadian GAAP Accounting Pronouncements

        In 2004, we revised our accounting policy for the timing of revenue and expense recognition regarding connection fees charged to our customers by adopting the Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract 141 for revenue recognition and Abstract 142 for revenue arrangements with multiple deliverables. We adopted the new policy prospectively without restatement of any prior period.

        Effective January 1, 2004, connection fee revenues are deferred and recognized as revenues over 30 months, which is the estimated average period that customers are expected to remain connected to our network. The incremental and direct costs related to connection fees, in an amount not exceeding the related connection fee revenue, are also deferred and recognized as an operating expense over the same 30-month period. Previously, connection fees and their related incremental and direct costs were recognized immediately in our operating revenues and expenses. This change in accounting policy had a minor effect on operating income and net income. For the year ended December 31, 2004, $9.6 million of revenues and $9.4 million of expenses were deferred in relation to this accounting change.

        The CICA has also issued section 1100 of the CICA Handbook, Generally Accepted Accounting Principles. Section 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles, and it describes both what constitutes, as well as the sources of, Canadian GAAP. This section also provides guidance on which sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles. Section 1100 of the CICA Handbook came into force on January 1, 2004. In accordance with common industry practices, equipment subsidies were deferred and amortized over a period of three years, and customer reconnection costs were capitalized and depreciated over a three-year or a four-year period on a straight-line basis. Industry practices no longer qualify as being acceptable under Canadian GAAP.

        Under new accounting principles, the proceeds from sales of equipment to customers are accounted for as revenues, the cost of the equipment sold to customers is accounted for as the cost of sales and customer reconnection costs are accounted for as operating expenses when incurred.

        During the year ended December 31, 2003, we revised our accounting policies on equipment subsidies and customer reconnection costs to be in accordance with the new accounting principles. These changes have been applied retroactively and had the following effects for the fiscal year ended December 31, 2002. The operating revenues increased by $25.4 million, the direct and operating costs increased by $63.1 million, the depreciation expense, the income tax expense and net income decreased by $21.2 million, $5.2 million and $11.3 million respectively.

        As at December 31, 2002, deferred charges decreased by $35.2 million, fixed assets decreased by $10.7 million, future income tax assets increased by $16.1 million and the deficit as at January 1, 2001 increased by $17.7 million. The retroactive application of these changes did not affect the amounts presented for prior periods under U.S. GAAP because the new accounting policies with respect to equipment subsidies and customer reconnection costs are consistent with the applicable existing accounting policies under U.S. GAAP.

        We chose to implement this change in our accounting policies in the fourth quarter ended December 31, 2003 in accordance with the provisions of Section 1506, Accounting Changes, of the CICA Handbook. Section 1506 of the CICA Handbook generally requires that changes in accounting policies be applied retroactively, except where certain conditions apply.

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

        In June 2003, the CICA amended the standards on the presentation and disclosure of financial instruments included in Section 3860 of the CICA Handbook, Financial Instruments — Disclosure and Presentation. The new standards require obligations that may be settled at the issuer's option by a variable number of the issuer's own equity instruments to be presented as liabilities. Thus, securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity. These revised standards are applicable to financial periods starting on or after November 1, 2004. We did not apply these new standards prior to that date.

        In March 2003, the CICA issued Section 3110 of the CICA Handbook, Asset Retirement Obligations. This section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards require an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The standards define the fair value as the amount at which that liability could be settled in a current transaction between willing parties, other than in a forced or liquidation transaction. An entity is subsequently required to allocate that asset retirement cost to amortize it over its useful life. The standards in Section 3110 are applicable to financial periods starting on or after January 1, 2004. We implemented these new standards in the first quarter of 2004. The adoption of these standards had no impact on our consolidated financial statements for the first quarter ended March 31, 2004.

        In December 2002, the CICA issued Section 3063 of the CICA Handbook, Impairment or Disposal of Long-lived Assets. Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by us. It requires that an impairment loss be recognized when the carrying amount of a long-lived asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal; an impairment should be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. This guideline is harmonized with the corresponding guideline under U.S. GAAP. The new standards in Section 3063 are applicable for financial periods beginning on or after April 1, 2003. We implemented the new standards in the first quarter of 2004. The adoption of these standards had no impact on our consolidated financial statements for the first quarter ended March 31, 2004.

        Since January 1, 2002, in conformity with the recommendations of Section 3870 of the CICA Handbook, we account for all stock-based awards granted by Quebecor Media to certain of our employees that are direct award of stock or call for settlement in cash or other assets, including stock appreciation rights, by the fair value method. Under the fair-value based method, compensation cost attributable to awards to employees that call for settlement in cash or other assets is recognized over the vesting period in operating expenses. Changes in fair value between the grant date and the measurement date result in a change in the measure of the compensation cost.

        In November 2001, the CICA issued Accounting Guideline 13, Hedging Relationship, and in November 2002 the CICA amended the effective date of this guideline. This accounting guideline establishes new criteria for hedge accounting and applies to all hedging relationships in effect on or after January 1,

2004. On January 1, 2004 we re-assessed all hedging relationships to determine whether the criteria established by the CICA's new accounting guideline were met or not and we began applying the new guideline on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flow between the hedged item and the hedging item. Since the new Canadian criteria for documentation of hedge accounting are consistent with existing U.S. criteria for qualifying for hedge accounting, with which we comply, there was no material impact from adopting this accounting guideline.

        On January 27, 2005, the CICA issued the following new standards in the CICA Handbook relating to the reporting of financial instruments:

  •
  Section 1530, Comprehensive Income;

  •
  Section 3251, Equity (replacing Section 3250, Surplus);

  •
  Section 3855, Financial Instruments — Recognition and Measurement; and

  •
  Section 3865, Hedges.

These new standards will become effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption of these new standards is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. We are currently assessing the impact that these new standards will have on our financial statements prepared in accordance with Canadian GAAP. We believe, however, that these new standards are similar to those currently used for U.S. GAAP purposes.

Recent U.S. GAAP Accounting Pronouncements

        In May 2003, FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (FAS 150), which requires companies to evaluate certain financial instruments within the scope of the standard to determine their appropriate classification as liabilities measured at their fair value. FAS 150 is effective immediately for all financial instruments of public companies entered into or modified after May 31, 2003, and it is otherwise effective for the first interim period beginning on or after June 15, 2003. This Statement had no impact on our financial statements.

        In April 2003, FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends the financial accounting and reporting for derivative instruments to clarify the definition of a derivative, expand the nature of exemptions from the statement, clarify the application of hedge accounting when using certain instruments, clarify when an embedded derivative with an underlying that is an interest rate or interest rate index is not considered clearly and closely related to the host contract, and modify the cash flow presentation of derivative instruments that contain financing elements. This statement is effective for derivative transactions and hedging relationships entered into or modified after June 30, 2003. This Statement had no impact on our financial statements.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

        The following table presents certain information concerning our directors and executive officers as of February 28, 2005:

Name and Municipality of Residence	Age	Position
ROBERT DÉPATIE Rosemère, Québec	46	Director and President and Chief Executive Officer
SERGE GOUIN Outremont, Québec	61	Director and Chairman of the Board
JEAN LA COUTURE, FCA(1) Montréal, Québec	58	Director
FRANÇOIS LAURIN(1) Pointe Claire, Québec	44	Director
JACQUES MALLETTE Longueuil, Québec	47	Director and Executive Vice President
JEAN-LOUIS MONGRAIN(1) Brossard, Québec	61	Director
PIERRE KARL PÉLADEAU Montréal, Québec	43	Director
YVAN GINGRAS Montréal, Québec	47	Executive Vice President, Finance and Operations and Chief Financial Officer
BERNARD BRICAULT Cap-Rouge, Québec	52	Vice President, Technical Quality
SYLVAIN BROSSEAU Varennes, Québec	41	Vice President, Customer Service
MANON BROUILLETTE Montréal, Québec	36	Vice President, Marketing and New Product Development
MARK D'SOUZA Beaconsfield, Québec	44	Vice President and Treasurer
ANDRÉ GASCON Longueuil, Québec	43	Vice President, Information Technologies
DONALD LIZOTTE Kirland, Québec	38	Vice President, Sales
JEAN NOVAK Beaconsfield, Québec	41	President, Business Division
DANIEL PROULX Montréal, Québec	47	Vice President, Engineering
J. SERGE SASSEVILLE Westmount, Québec	46	Vice President, Legal Affairs and Secretary
LOUISE SAUVÉ Montréal, Québec	44	Vice President, Control
ÉDOUARD G. TRÉPANIER Boucherville, Québec	54	Vice President, Regulatory Affairs
NORMAND VACHON Repentigny, Québec	56	Vice President, Human Resources
STÉPHANIE LACHANCE Mount-Royal, Québec	32	Assistant Secretary
CLAUDINE TREMBLAY Montréal, Québec	51	Assistant Secretary

(1)
Member of our Audit Committee.

        Robert Dépatie, Director and President and Chief Executive Officer. Mr. Dépatie has been a director of our company and our President and Chief Executive Officer since June 2003. He joined us in December 2001 as Vice President, Sales, Marketing. Before joining us, Mr. Dépatie held numerous senior positions in the food distribution industry, such as President of Distributions Alimentaires Le Marquis/Planters from 1999 to 2001 and General Manager of Les Aliments Small-Fry (Humpty Dumpty) from 1998 to 1999. From 1988 to 1998, he held various senior positions with H.J. Heinz Canada Ltd., such as Executive Vice-President from 1993 to 1998. He has also been a director of Joncas Postexperts Inc., an indirect subsidiary of Quebecor World Inc., since April 2002.

        Serge Gouin, Director and Chairman of the Board. Mr. Gouin has served as a director of our company and our Chairman of the Board since July 2001. In addition, Mr. Gouin was appointed to the position of President and Chief Executive Officer of Quebecor Media in March 2004. Mr. Gouin has also been a director of Quebecor Media since the fall of 2000 and served as Chairman of the Board of Directors of Quebecor Media from January 2003 to March 2004. He is also a member of the executive committee of the Board of Directors of Quebecor Media. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from January 1998 to March 2004. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Le Groupe Vidéotron Ltée. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of Télé-Métropole Inc. Mr. Gouin is also a member of the board of directors of Cott Corporation, Onex Corporation and Cossette Communication Group Inc.

        Jean La Couture, FCA, Director. Mr. La Couture has served as a director of our company since October 2003, and he has also been a director of Quebecor Media and the Chairman of its audit committee since May 5, 2003. Mr. La Couture, a Fellow Chartered Accountant, is President of Private Hearing Ltd., a mediation and negotiation firm, and President of Top Management Services Inc., a management firm. He also acts as President for the "Regroupement des assureurs de personnes à charte du Québec (RACQ)." From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. Mr. La Couture also serves as director of several corporations, including Quebecor Inc., Quebecor Media, Sun Media Corporation and Groupe Pomerleau (a Québec-based construction company). He is also Chairman of the Board of Innergex Power Trust American Disc Inc. and Maestro (a real estate capital fund).

        François Laurin, Director. Mr. Laurin has served as a director of our company since July 2004. Mr. Laurin, a chartered accountant and chartered financial analyst, is Vice-President, Investments of the Private Equity group of Caisse de dépôt et placement du Québec, Canada's largest pension fund with over $140 billion in assets under management. From 2001 to 2003, Mr. Laurin was Vice-President and Controller at Bombardier Transport in Berlin, and from 2000 to 2001, he served as Vice-President, Finance and Administration of Microcell i5 Inc. Mr. Laurin was the Vice-President, Finance, and Controller of Teleglobe for eight years from 1992 to 2000 and Vice-President, Administrative Services, of Télévision Quatre-Saisons for four years from 1988 to 1992. Prior to 1988, Mr. Laurin served in various positions at Price Waterhouse, CP Rail and CFCF 12. He is a member of the Ordre des comptables agréés du Québec, the Canadian Institute of Chartered Accountants and the CFA Institute. In addition, Mr. Laurin serves as a Governor, a member of the board of directors and Chairman of the Finance Committee of Les Amis de la Montagne, an organization dedicated to the preservation and enhancement of Montréal's Mount Royal Park.

        Jacques Mallette, Director and Executive Vice President. Mr. Mallette has served as a director of our company and our Executive Vice President since 2003, and he served as our Chief Financial Officer from 2003 to January 2005. Mr. Mallette has also served as Executive Vice President and Chief Financial Officer of Quebecor Inc., and Quebecor Media and as Executive Vice President of Sun Media Corporation since 2003. Mr. Mallette was also the Chief Financial Officer of Sun Media Corporation from 2003 to January 2005. He also serves as director of a number of subsidiaries of Quebecor Media. Prior to joining the Quebecor group of companies, Mr. Mallette was President and Chief Executive Officer of Cascades Boxboard Group Inc., where he started as Vice President and Chief Financial Officer in 1994. Mr. Mallette has been a member of the Canadian Institute of Chartered Accountants since 1982.

        Jean-Louis Mongrain, Director. Mr. Mongrain has served as a director of our company since October 2003. Mr. Mongrain has also been a director of Quebecor Media since December 2002, a member of the audit committee of Quebecor Media since May 2003 and a director and member of the audit committee of Sun Media Corporation since June 2003. Mr. Mongrain is an experienced banker, who successively worked for the Royal Bank of Canada and the Laurentian Bank. Mr. Mongrain graduated from Sherbrooke University where he obtained a master's degree in commerce. He worked for more than 10 years for the Royal Bank of Canada where he occupied various functions in the commercial and corporate banking sectors. After that, he worked for the Laurentian Bank from 1989 to 2000 where he served as head of the credit functions of the bank as well as President of the credit committee. He was responsible for the updating of the bank's credit policies and was also involved in several due diligence investigations in connection with various acquisitions. Mr. Mongrain also serves as a member of the board of directors of Groupe Deschênes inc.

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

        Yvan Gingras, Executive Vice President, Finance and Operations and Chief Executive Officer. Mr. Gingras joined us in 2001 as Senior Vice President, Finance and Administration and was appointed our Executive Vice President, Finance and Operations in July 2003. In addition, he was appointed our Chief Financial Officer in January 2005. Prior to joining us, Mr. Gingras was Vice President and Controller of Abitibi-Consolidated Inc. from 2000 to 2001. He also held several positions, including senior management functions, with Donohue Inc. from 1981 to 2000. Mr. Gingras has been a member of the Canadian Institute of Chartered Accountants since 1980. Mr. Gingras also serves as the Chairman of the Board of Directors of Société d'édition et de transcodage t.e. ltée (SETTE).

        Bernard Bricault, Vice President, Technical Quality. Mr. Bricault has served as our Vice President, Technical Quality since September 1997. Mr. Bricault has been with us for more than 20 years and has held various senior management positions since 1987.

        Sylvain Brosseau, Vice President, Customer Service. Mr. Brosseau has served as our Vice President, Customer Service since July 2003. From 1996 to July 2003, Mr. Brosseau held various management positions with us, including Executive Director, Customer Service and Executive Director, Technical Support.

        Manon Brouillette, Vice President, Marketing and New Product Development. Ms. Brouillette has been our Vice President, Marketing since July 2004 and our Vice President, New Product Development since January 2005. Before joining our company, Ms. Brouillette was Vice President, Marketing and Communications of the San Francisco Group from April 2003 to February 2004. She was also responsible for the national and regional accounts of the Blitz division of Groupe Cossette Communication Marketing from April 2002 to April 2003. From September 1998 to April 2002, she worked at Publicité Martin inc. Ms. Brouillette holds a major in communications and a minor in marketing from Laval University.

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

        André Gascon, Vice President, Information Technologies. Mr. Gascon joined us in October 2003. Prior to his appointment as Vice President, Information Technologies, Mr. Gascon served for more than two years as Team Manager of Service Conseil Mona inc., an information technology consulting firm based in Montréal. From 1998 to 2001, he was Director, Information Technology of Microcell Telecommunications Inc. Between 1986 and 1998, Mr. Gascon has held various management positions relating to information technology with Larochelle Gratton Inc. and Société de Transport de Laval. Mr. Gascon holds a master degree in business administration from Sherbrooke University.

        Donald Lizotte, Vice President, Sales. Mr. Lizotte joined us as Vice President, Sales in January 2005. Between 2000 and January 2005, Mr. Lizotte held different positions in sales and distribution for Molson Breweries, Canada's largest brewing company, including General Manager, Key Accounts as well as Regional Manager for the Montreal region. Prior to Molson Breweries, Mr. Lizotte spent nine years in Toronto, Ontario where he held various sales management positions, including National Sales Manager for the Perrier Group, a Nestlé division, from 1998 to 2000. Mr. Lizotte has a bachelor's degree in Management from the Université du Québec à Montréal.

        Jean Novak, President, Business Division. Mr. Novak joined us in May 2004 as our Vice President, Sales and became our President, Business Division in January 2005. Between 1988 and May 2004, Mr. Novak held various management positions in sales and distribution for Molson Breweries, Canada's largest brewing company including General Manager for all on premise accounts and the Montreal sales region as well as Manager, Customer Service and Telesales in Quebec. Mr. Novak holds a bachelor's degree in marketing from the HEC Montréal.

        Daniel Proulx, Vice President, Engineering. Prior to his appointment as Vice President, Engineering in July 2003, Mr. Proulx served as our Vice President, Information Technology. Mr. Proulx has held various management positions since joining us in 1995.

        J. Serge Sasseville, Vice President, Legal Affairs and Secretary. Mr. Sasseville was appointed our Vice President, Legal Affairs and Secretary in November 2001. He is also Vice President, Strategy, Legal and Corporate Affairs and Corporate Secretary, Cable TV and Internet Portals of Quebecor Media and Vice-President, Legal Affairs and Secretary of Canoe Inc. Mr. Sasseville has held various senior management positions in the Quebecor group of companies since 1987. Mr. Sasseville is and has been a member of the boards of numerous organizations promoting Canadian cultural and entertainment industries. He has been a member of the Québec Bar since 1981.

        Louise Sauvé, Vice President, Control. Ms. Sauvé joined us in June 2004 as Vice President, Control. Prior to joining us, she was Vice President, Finance and Operations of Québec Blue Cross from 1999 to 2004. She has held various management positions at Québec Blue Cross from 1987 to 1998. Ms. Sauvé has been a member of the Canadian Institute of Chartered Accountants since 1982.

        Edouard G. Trépanier, Vice President, Regulatory Affairs. Mr. Trépanier has served as our Vice President, Regulatory Affairs since March 2002. Mr. Trépanier also serves as Vice President, Regulatory Affairs of Quebecor Media. Mr. Trépanier was our Director, Regulatory Affairs from 1994 to 2001. Prior to joining us in 1994, he held several positions at the CRTC, including Interim General Director of Operations, Pay-television and Speciality Services. Prior to joining the CRTC, Mr. Trépanier worked as a television producer for TVA Group Inc., Rogers Communications Inc. and the Canadian Broadcasting Corporation in Ottawa. Mr. Trépanier is and has been a member of the boards of numerous cable industry organizations.

        Normand Vachon, Vice President, Human Resources. Mr. Vachon joined us in January 2005 as Vice President, Human Resources. Prior to joining us, Mr. Vachon acted as senior executive officer and organizational development consultant for many private organizations in the province of Quebec between 2001 and 2004 and held the position of Vice President, Corporate and Vice President Human Resources and Organizational Development at Nova Bus Corporation from 1995 to 2000. He was successively entrusted with the positions of Director of Operations at Alcan Smelters & Chemicals in Shawinigan, Manager of Alcan Wire and Cable's Saint-Augustin plant in Quebec City Region and General Manager of Alcan Extrusions' Laval Plant from 1972 to 1994.

        Stéphanie Lachance, Assistant Secretary. Ms. Lachance has served as our Assistant Secretary since December 2004. In addition, Ms. Lachance is currently Legal Counsel — Compliance, Corporate Secretariat of Quebecor Media Inc. She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor Media Inc. Before joining Quebecor Media Inc. in October 2004, Ms. Lachance was Manager Corporate Finance, Capital Markets at the Autorité des marchés financiers from March 2003 to October 2004. From January 2000 to March 2003 she was Legal Counsel at the Toronto Stock Exchange. She has been a member of the Barreau du Québec since 1995.

        Claudine Tremblay, Assistant Secretary. Ms. Tremblay has served as our Assistant Secretary since November 2001. In addition, Ms. Tremblay is currently Senior Director, Corporate Secretariat of Quebecor Inc. and Quebecor Media Inc. and has been Assistant Secretary of Quebecor Media since its inception. Since August 1987, Ms. Tremblay has been Assistant Secretary of Quebecor Inc. She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor Inc. Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des Notaires du Québec since 1977.

COMPENSATION

        Except for our President and Chief Executive Officer, Mr. Robert Dépatie, and our Executive Vice President, Mr. Jacques Mallette, all of our directors are also directors of Quebecor Media, and, as such, do not receive any remuneration in their capacity as directors of Vidéotron, except for the members of our audit committee who receive attendance fees of $1,500 per meeting and Mr. La Couture who receives an annual fee of $3,500 to act as Chairman of the audit committee. Mr. Mallette does not receive any remuneration as a director of Vidéotron. Mr. Dépatie, who is an employee of Vidéotron, is not entitled to receive any additional compensation for serving as our director. Our directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our board of directors and our audit committee. We paid $33,500 aggregate amount of cash compensation to the members of our audit committee as a group in annual fees and attendance fees for the year ended December 31, 2004.

        The aggregate amount of compensation we paid for the year ended December 31, 2004 to our executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was $2.8 million, including salaries, bonuses and profit-sharing payments.

Quebecor Media's Stock Option Plan

        On January 29, 2002, Quebecor Media established a stock option plan to attract, retain and motivate the directors, executive officers and key contributors to the success of Quebecor Media and its subsidiaries. The compensation and human resources committee of Quebecor Media is responsible for the administration of this stock option plan and, as such, designates the participants under this stock option plan and determines the number of options granted, the vesting schedule, the expiration date and any other terms and conditions relating to the options.

        All of the options granted under this stock option plan entitle the holder thereof to acquire common shares of Quebecor Media. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares as determined by the board of directors of Quebecor Media (if the common shares of Quebecor Media are not listed at the time of the grant) or the trading price (as defined in this stock option plan) of the common shares on the stock exchanges where such shares are listed at the time of the grant. Unless authorized by the compensation and human resources committee for a change in control transaction, no option may be exercised by an optionee if the shares of Quebecor Media have not been listed on a recognized stock exchange.

        Except under specific circumstances and unless the compensation and human resources committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the compensation and human resources committee at the time of the grant: (1) equally over five years with the first 20.0% vesting on the first anniversary of the date of the grant; (2) equally over four years with the first 25.0% vesting on the second anniversary of the date of the grant; and (3) equally over three years with the first 33.3% vesting on the third anniversary of the date of the grant.

        On December 31, 2007, if the shares of Quebecor Media have not been so listed, optionees may exercise annually, between January 1 and January 31 of such year, their right to receive an amount in cash equal to the difference between the fair market value and the exercise price of their revested options. Options not exercised prior to their expiration will be forfeited and may be re-issued pursuant to this stock option plan.

        Following the reverse stock split in December 2003, the maximum number of common shares of Quebecor Media that may be issued under this stock option plan is 6,185,714 common shares (representing 5% of all of the outstanding shares of Quebecor Media), and no optionee may hold options representing more than 5.0% of the issued and outstanding shares of Quebecor Media.

        During the year ended December 31, 2004, twenty of our executive officers were granted options to purchase 48,756 common shares of Quebecor Media at a price determined by the compensation and human resources committee of Quebecor Media in accordance with the terms and conditions of this stock option plan.

Pension Benefits

        Both Quebecor Media and we maintain pension plans for our non-unionized employees.

        Quebecor Media's pension plan provides higher pension benefits to eligible executive officers than those provided to other employees. The higher pension benefits under this plan equal 2.0% of average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and from the age of 61 years without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media's pension plan are as prescribed by the Income Tax Act (Canada). An executive officer contributes to this plan an amount equal to 5.0% of his or her salary up to a maximum of $5,000 in 2005.

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

        The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media's and our pension plans:

	Years of Membership
Compensation
	10	15	20	25	30
$100,000 or more	$20,000	$30,000	$40,000	$50,000	$60,000

Supplemental Retirement Benefit Plan for Designated Executives

        In addition to Quebecor Media's and our pension plans, both Quebecor Inc., or Quebecor, and we provide supplemental retirement benefits to certain designated executives. As of December 31, 2004, three of our senior executive officers were participants under Quebecor's supplemental retirement benefit plan, and two of our senior executive officers were participants under our supplemental retirement benefit plan.

        The benefits payable to the senior executive officers who participate in Quebecor's supplemental retirement benefit plan are calculated on the basis of their respective average salaries (including bonuses) for the best five consecutive years. The pension is payable for life without reduction from the age of 61. In case of death after retirement and from the date of death, Quebecor's supplemental retirement benefit plan provides for the payment of a survivor pension to the eligible surviving spouse, representing 50.0% of the retiree's pension for a period of up to ten years.

        As of December 31, 2004, our senior executive officers participating in Quebecor's supplemental retirement benefit plan each had credited service of less than three years.

        The benefits payable to our two senior executive officers who participate in our supplemental retirement benefit plan are calculated on the basis of their respective average salaries (excluding bonuses) for the best five consecutive years. The benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the senior executive officer, subject to an early retirement reduction. In case of death after retirement and from the date of death, our supplemental retirement benefit plan provides for the payment of a survivor pension to the eligible surviving spouse representing 60.0% of the retiree's pension.

        As of December 31, 2004, one of our senior executive officers had a credited service of 3.3644 years under our supplemental retirement benefit plan, while a second senior executive officer began to accrue service on February 4, 2003 under such plan.

        The table below indicates the annual supplemental pension that would be payable at the normal retirement age of 65 years:

	Years of Credited Service
Compensation
	10	15	20	25	30
$ 200,000	$20,000	$30,000	$40,000	$50,000	$60,000
300,000	40,000	60,000	80,000	100,000	120,000
400,000	60,000	90,000	120,000	150,000	180,000
500,000	80,000	120,000	160,000	200,000	240,000
600,000	100,000	150,000	200,000	250,000	300,000
800,000	140,000	210,000	280,000	350,000	420,000
1,000,000	180,000	270,000	360,000	450,000	540,000

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

        Our board of directors has seven directors. Each director is selected by Quebecor Media, our sole shareholder, to serve until a successor director is elected or appointed. On October 9, 2003, we formed a three-person audit committee. Our audit committee is composed of Messrs. François Laurin, Jean La Couture and Jean-Louis Mongrain. Mr. La Couture is the Chairman of our audit committee and our audit committee financial expert. See "Item 16A — Audit Committee Financial Expert." We do not have a remuneration committee.

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

EMPLOYEES

        As of December 31, 2004, we had 2,488 full-time and part-time employees. Substantially all of our employees are based and work in the Province of Québec. Approximately 2,000 of our employees are unionized, and the terms of their employment are governed by one of our four regional collective bargaining agreements. Our two most important collective bargaining agreements, covering our unionized employees in the Montréal and Quebec City regions, will expire on December 31, 2006. We also have two other collective bargaining agreements that cover our unionized employees in the Chicoutimi and Hull regions, which will expire on December 31, 2007 and August 31, 2008, respectively.

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

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

        We are a wholly owned subsidiary of Quebecor Media. Quebecor Media is a leading Canadian-based media company with interests in newspaper publishing operations, television broadcasting, business telecommunications, book and magazine publishing and new media services, as well as our cable operations. Through these interests, Quebecor Media holds leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category.

        Quebecor Media is 54.7% owned by Quebecor Inc., a communications holding company, and 45.3% owned by Capital d'Amérique CDPQ inc. Quebecor Inc.'s primary assets are its interests in Quebecor Media and Quebecor World Inc., one of the world's largest commercial printers. Capital d'Amérique CDPQ inc. is a wholly owned subsidiary of Caisse de dépôt et placement du Québec, Canada's largest pension fund with over $170 billion in assets under management.

RELATED PARTY TRANSACTIONS

        The following describes some transactions in which we and our directors, executive officers and affiliates are involved, as well as a transaction between Quebecor World Inc. and Videotron Telecom, which is described under "— Quebecor World Outsourcing of Information Technology," to which we will become a party only upon effectiveness of the integration of the operations of Videotron Telecom within our own operations, which we currently expect to occur in 2005, subject to the approval of the CRTC, as well as the satisfactory completion of discussions with our labor unions. We believe that each of the transactions described below was on terms no less favorable to us than could have been obtained from independent third parties.

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

        For the year ended December 31, 2003, we paid a fee of $0.9 million to Archambault under the affiliation agreement, and we received a fee of $0.1 million from Archambault under the services agreement. For the year ended December 31, 2004, we paid a fee of $3.7 million to Archambault under the affiliation agreement and received a fee of $0.5 million from Archambault under the services agreement.

Telecommunications Services

        We have entered into several contracts with Videotron Telecom, a business telecommunications company wholly owned by Quebecor Media, for the provision or exchange of telecommunications services.

Telecommunications Services Agreements

        In September 1999, we entered into a fifteen-year agreement pursuant to which Videotron Telecom provides us with inter-city connections for the transmission of both one-way and two-way video and telephony signals. Under the agreement, Videotron Telecom also leases to us fiber-optic and other equipment and provides maintenance and management services for our inter-city transmission circuits. We have an option to renew the contract for an additional fifteen year-term upon its expiration in 2014. In addition, in December 2000, we entered into a five-year contract, automatically renewable for one-year periods thereafter, pursuant to which Videotron Telecom provides us with intra-city transmission and other telecommunications services.

Fiber Optic Maintenance Agreement

        In September 1999, we entered into a long-term mutual maintenance agreement pursuant to which Videotron Telecom provides maintenance services on our fiber optic strands that are located within Videotron Telecom's fiber optic cables, and we provide the same services on Videotron Telecom's fiber optic strands that are located within our fiber optic cables. Each party is billed monthly for the costs attributable to the maintenance of such party's fiber optic strands.

Internet Services Agreements

        We provide dial-up and high-speed Internet access to our customers. Vidéotron Télécom (1998) ltée, a wholly owned subsidiary of Videotron Telecom, provides to us access services relating to the provision of Internet access to our customers. Access fees paid to Vidéotron Télécom were $12.2 million for the year ended December 31, 2003 and $6.1 million for the year ended December 31, 2004.

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

These call centers offer us sales and after-sales customer support for our cable television and Internet access customers. The agreement terminates on December 31, 2004 and will be automatically renewed thereafter for successive one year periods, unless notice to the contrary is provided by either us or Joncas. The total amount we paid to Joncas under this agreement in 2003 was approximately $9.1 million. For the year ended December 31, 2004, we paid $5.7 million to Joncas under this agreement.

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

        The following table presents the amounts of our revenues, accounts receivable, purchases, accounts payable and fixed assets from transactions with related parties during the periods indicated:

	Year Ended December 31,
	2003	2004
	(dollars in millions)
Revenues	$2.5	$1.9
Accounts receivable	0.1	—
Purchases	60.6	55.8
Accounts payable	18.4	51.7
Fixed assets	1.6	—

        We entered into a five-year management services agreement with Quebecor Media for services it provides to us, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Under this agreement, management fees paid to Quebecor Media were $2.5 million for the year ended December 31, 2002, $6.0 million for the year ended December 31, 2003 and $6.5 million for the year ended December 31, 2004. Management fees payable to Quebecor Media will be agreed upon for the years 2005 and 2006. Management fees payable to Quebecor Media are expected to be $10.5 million for the year ended December 31, 2005.

Income Tax Transactions

        During the year ended December 31, 2003, we obtained from Quebecor World income tax deductions of $9.7 million, of which $9.6 million was recorded as income taxes receivable and $0.1 million as future income tax assets. The consideration payable to Quebecor World for these income tax deductions was $6.3 million as at December 31, 2004. This transaction allowed us to realize a gain of $3.4 million, which was credited to contributed surplus. During the year ended December 31, 2004, an adjustment was made to this transaction and $0.07 million was debited from contributed surplus.

        During the year ended December 31, 2004, we acquired from Quebecor Media income tax assets of $62.0 million, of which $55.5 million was recorded as future income tax assets and $6.5 million as income taxes receivable. The consideration payable to Quebecor Media for these income tax assets was $35.2 million as at December 31, 2004. The difference of $26.8 million was credited to contributed surplus.

Indebtedness to Quebecor Media

        We entered into a subordinated loan agreement with Quebecor Media on March 24, 2003. In addition, on January 16, 2004, our subsidiary Vidéotron (1998) ltée borrowed $1.1 billion from Quebecor Media in the form of a subordinated loan, which was repaid in full on December 16, 2004 with the proceeds from the redemption by Quebecor Media of retractable preferred shares held by Vidéotron (1998) ltée. See "Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan," "Item 10 — Additional Information — Material Contracts — Subordinated Loan Agreement effective as of January 1, 2002 between Quebecor Media Inc. and Vidéotron Ltée, as amended by a First Amending Agreement dated as of October 8, 2003 between Quebecor Media Inc. and Vidéotron Ltée" and "Item 10 — Additional Information — Material Contracts — Subordinated Loan Agreement, dated as of January 16, 2004, between Quebecor Media Inc. and Vidéotron (1998) ltée."

Quebecor World Outsourcing of Information Technology

        Although neither we nor any of our directors, executive officers or affiliates is currently a party to the transaction between Quebecor World Inc. and Videotron Telecom described below, we will become a party to this transaction upon the effectiveness of the integration of the operations of Videotron Telecom within our own operations, which we currently expect to occur in 2005, subject to the approval of the CRTC, as well as the satisfactory completion of discussions with our labor unions.

        Quebecor World Inc. has retained Videotron Telecom to outsource all of Quebecor World Inc.'s corporate information technology services. This transaction is effective as of July 2004 and contemplates:

  •
  the purchase by Videotron Telecom of the information technology infrastructure equipment of Quebecor World;

  •
  the provision of consulting services by certain Quebecor World Inc. personnel to Videotron Telecom for corporate information technology services; and

  •
  the provision of information technology managed services by Videotron Telecom to Quebecor World Inc. in North America.

        Under the seven-year information technology managed services agreement, Videotron Telecom will provide infrastructure services in support of hosting server-based applications in the Videotron Telecom data centers and services related to computer operations, production control, technical support, network support, regional support, desktop support for certain sites, help-desk and corporate assistance, firewall and security support, business continuity and disaster recovery and voice and video support. The monthly revenues for such services are $1,512,205, for an annual total of $18,146,471. The agreement will expire on June 30, 2011.

INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8 — FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        Our consolidated balance sheets as at December 31, 2003 and 2004 and our consolidated statements of operations, shareholder's equity and cash flows for the years ended December 31, 2002, 2003 and 2004, including the notes thereto and together with the auditors' report thereon, are presented at Item 17 of this annual report. In addition, the audited financial statements of Videotron Telecom Ltd. are included in this annual report.

LEGAL PROCEEDINGS

        In October 2001, Illico Informatique inc. instituted legal action against us and Quebecor Media seeking permanent injunctive relief preventing us from using the illico™ trademark and damages in the amount of $25,000. The plaintiff is alleging, among other matters, that it has used the "Illico" trademark since 1988 with respect to the provision of legal services, legal research services with the assistance of computers, computer science and legal publishing via telecommunications. On August 20, 2004, the Superior Court of Quebec found in favor of Vidéotron and rejected the claims of the plaintiff. The plaintiff has not appealed this decision, and the time period during which the plaintiff may appeal this decision expired.

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

        In 1999, Regional Cablesystems Inc. (now Persona Communications Inc.) initiated an arbitration in which it is seeking an amount of $8.6 million as a reduction of the purchase price of the shares of Northern Cable Holdings Limited sold to Regional Cablesystems Inc. by CF Cable in October 1998. A settlement in principle has been reached subject to finalization of settlement documentation.

        We believe that the legal actions described above are unfounded, and we intend to vigorously defend our position in each of these matters.

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

DIVIDEND POLICY

        As of December 31, 2004, our outstanding share capital consists of 11,174,813 common shares all of which are held by Quebecor Media Inc.

        No dividends were paid during the year ended December 31, 2002. In the fourth quarter of 2003, we paid a dividend of $20.0 million to Quebecor Media. During the year ended December 31, 2004, we paid $205.2 million in dividends to Quebecor Media. We expect to pay dividends to Quebecor Media, our sole shareholder, in the future, subject to the terms of our indebtedness and applicable law.

SIGNIFICANT CHANGES

        We intend to enter into a management services agreement with Videotron Telecom to be effective from April 1, 2005 to December 31, 2006. We expect that this management services agreement will provide that we will manage the business activities of Videotron Telecom, including all their employees, and Videotron Telecom will pay us an amount equal to the actual cost of the services rendered plus a management fee of 7% of such actual cost.

        Except as otherwise disclosed in this annual report, there has been no other material adverse change in our financial position since December 31, 2004.

ITEM 9 — THE OFFER AND LISTING

OFFER AND LISTING DETAILS

        Not applicable.

PLAN OF DISTRIBUTION

        Not applicable.

MARKETS

        On October 8, 2003 and November 19, 2004, we issued and sold our 6 7/8% Senior Notes due January 15, 2014 in private placements exempt from the registration requirements of the Securities Act of 1933, and the initial purchasers of these old notes then resold them in reliance on other exemptions from the registration requirements of the Securities Act of 1933. In connection with the issuance of these old notes, we and our subsidiaries guaranteeing these old notes entered into registration rights agreements with the initial purchasers. Pursuant to these registration rights agreements, we agreed, among other things, to file exchange offer registration statements with the Securities and Exchange Commission with respect to registered offers to exchange without novation these old notes for our new 6 7/8% Senior Notes due January 15, 2014, which would be registered under the Securities Act of 1933. Accordingly, we filed a registration statement on Form F-4 with the Securities and Exchange Commission on November 24, 2003 and completed this registered exchange offer on February 9, 2004, and we filed another registration statement on Form F-4 with the Securities and Exchange Commission on December 7, 2004 and completed this registered exchange offer on March 4, 2005. Consequently, we have US$650.0 million in aggregate principal amount of our notes, which are registered under the Securities Act of 1933, outstanding.

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

SELLING SHAREHOLDERS

        Not applicable.

DILUTION

        Not applicable.

EXPENSES OF THE ISSUER

        Not applicable.

ITEM 10 — ADDITIONAL INFORMATION

SHARE CAPITAL

        Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

        The Articles of Amalgamation and the Articles of Incorporation of Vidéotron and the subsidiaries guaranteeing out notes, as well as the various Articles of Amendment to these Articles of Amalgamation and

Articles of Incorporation, have been filed by us and are incorporated by reference from Amendment No. 1 to our Registration Statement on Form F-4 filed with the Securities and Exchange Commission on January 8, 2004 (Registration No. 333-110697), our Annual Report on Form 20-F for the year ended December 31, 2003 and Amendment No. 1 to our Registration Statement on form F-4 files with the Securities and Exchange Commission on January 18, 2005 (Registration No. 333-121032). Vidéotron's Articles of Amalgamation and the Articles of Amendment to the Articles of Amalgamation filed by us are collectively referred to as the "Articles." The following is a summary of certain provisions of Vidéotron's Articles and Vidéotron's by-laws:

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

  (a)
  Indenture relating to US$650,000,000 6 7/8% Senior Notes due January 15, 2014 dated as of October 8, 2003 by and among Vidéotron Ltée, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now named Wells Fargo Bank, National Association, as trustee, as supplemented by the First Supplemental Indenture dated as of July 12, 2004.

    On October 8, 2003, we issued US$335.0 million in aggregate principal amount of 6 7/8% Senior Notes due January 15, 2014, and on November 19, 2004, we issued an additional US$315.0 million in aggregate principal amount of the notes. The notes are unsecured and are due January 15, 2014. Interest on the notes is payable semi-annually in arrears on January 15 and July 15 of each year. Our obligations under the notes are guaranteed by most, but not all, of our subsidiaries. The notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Vidéotron Ltée and certain of our subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of a least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

  (b)
  Seventh Amending Agreement dated as of November 19, 2004 to the Credit Agreement dated as of November 28, 2000, as amended by the First Amending Agreement dated as of January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003 and a Sixth Amending Agreement dated as of October 8, 2004, among Vidéotron Ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron ltée, Goupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc., Videotron

    (Regional) Ltd., 9139-3256 Québec inc., Vidéotron TVN inc., Les Propriétés SuperClub inc. and SuperClub Vidéotron Canada inc., as guarantors thereto, and by Quebecor Media Inc.

    On November 19, 2004, concurrently with the closing of the private placement of an additional US$315.0 million in aggregate principal amount of our 6 7/8% Senior Notes due January 15, 2014, we amended and restated our credit agreement dated as of November 28, 2000 by executing and delivering the Seventh Amending Agreement described above and following the satisfaction of certain conditions precedent. Consequently, our credit agreement, as amended, provides for a $450.0 million revolving credit facility maturing in November 2009.

    The proceeds of our revolving credit facility are to be used exclusively for general corporate purposes.

    Advances under our revolving credit facility will be in Canadian dollars alone. Advances will bear interest at the Canadian prime rate, the bankers' acceptance rate or LIBOR, plus in each case an applicable margin.

    This amended and restated credit agreement contains customary restrictive and financial covenants with respect to us and our consolidated subsidiaries and customary events of default. It, however, permits us to make distributions by way of dividends, share repurchases, purchases of Quebecor Media's preferred shares or loans to Quebecor Media under certain circumstances. It also permits our repayment of interest on our subordinated debt, payment of management fees or other similar expenses to our direct or indirect parent and transactions for the primary purpose of creating tax benefits. In addition, this amended and restated credit agreement provides the required consent to allow us to eventually amalgamate with Videotron Telecom.

    As of December 31, 2004, no amount had been drawn under our credit facilities under this amended and restated credit agreement.

  (c)
  Management Services Agreement effective as of January 1, 2002 between Quebecor Media Inc. and Vidéotron Ltée.

    Effective January 1, 2002, we entered into a five-year management services agreement with Quebecor Media for services it provides to us, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Under this agreement, management fees paid to Quebecor Media were $2.4 million for the year ended December 31, 2002, $5.3 million for the year ended December 31, 2003 and $6.5 million for the year ended December 31, 2004. Management fees payable to Quebecor Media will be agreed upon for the years 2005 and 2006. Management fees payable to Quebecor Media are expected to be $10.5 million for the year ended December 31, 2005.

  (d)
  Subordinated Loan Agreement effective as of January 1, 2002 between Quebecor Media Inc. and Vidéotron Ltée, as amended by a First Amending Agreement dated as of October 8, 2003 between Quebecor Media Inc. and Vidéotron Ltée.

    On March 24, 2003, we entered into a subordinated loan agreement with Quebecor Media pursuant to which Quebecor Media agreed to provide us with a subordinated loan in the principal amount of $150.0 million bearing interest at the three-month bankers' acceptance rate plus a 1.5% margin. The proceeds of this subordinated loan were used to reduce outstanding indebtedness under our credit facilities. Interest on this subordinated loan throughout its term is payable in cash at our option. Under the terms of the indenture governing the notes, all cash payments on this loan are restricted payments treated in the same manner as dividends on our common shares.

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

  (e)
  Subordinated Loan Agreement, dated as of January 16, 2004, between Québecor Media Inc. and Videotron (1998) Ltée.

    On January 16, 2004, Vidéotron (1998) ltée, our wholly owned subsidiary, entered into a subordinated loan agreement with Quebecor Media pursuant to which Quebecor Media agreed to provide it with a subordinated loan in the principal amount of $1.1 billion. The proceeds of this subordinated loan were used to invest in $1.1 billion of Quebecor Media preferred shares. On December 16, 2004, Quebecor Media redeemed these preferred shares, and we used the proceeds from this redemption to repay in full this subordinated loan. This subordinated loan would have matured on January 16, 2019 and bore interest at 10.75% payable semi-annually. The Quebecor Media preferred shares were redeemable at the option of Quebecor Media and retractable at our option at the paid-up value and carried a 11.0% annual fixed cumulative preferential dividend payable semi-annually.

    Our obligations under this loan were subordinated in right of payment to the prior payment in full of all our existing and future indebtedness under our credit facilities. In addition, the holders of all our other senior indebtedness, including the notes, were entitled to receive payment in full of all amounts due on or in respect of all our other existing and future senior indebtedness before Quebecor Media would have been entitled to receive or retain payment of principal under this loan.

    Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. Therefore, this subordinated loan and our investment in the Quebecor Media preferred shares for the same principal amount significantly reduce our income tax obligation. This is because the interest expense on the subordinated loan is deductible for income tax purposes, while the dividend income on the Quebecor Media preferred shares is not taxable. See "Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan."

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

        There is no limitation imposed by Canadian law or by the Articles or our other charter documents on the right of a non-resident to hold our voting shares, other than as provided by the Investment Canada Act, as amended (the "Act"), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control of a Canadian business," all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA. In addition, there are regulations related to the ownership and control of Canadian broadcast undertakings. See "Item 4 — Information on the Company — Business Overview — Regulation".

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

  •
  persons who or that are, or may become, subject to the expatriation provisions of the Code;

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

Exchange of Notes

        The exchange of an old note for a new note by a holder pursuant to either of our exchange offers, one of which was completed on February 9, 2004 and the other of which was completed on March 4, 2005, did not constitute a taxable exchange for U.S. federal income tax purposes. A U.S. Holder did not recognize any gain or loss upon the receipt of a new note pursuant to either of those exchange offers and a U.S. Holder is required to continue to include interest on the new note in gross income, and to account for any bond premium, in the manner and to the extent described below. A U.S. Holder's holding period for a new note includes the holding period for the old note exchanged pursuant to either of those exchange offers, and such U.S. Holder's basis in the new note immediately after the exchange was the same as such U.S. Holder's basis in such old note immediately before the exchange.

Interest on the Notes

        Stated interest on the notes will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. Interest on the notes will constitute income from sources outside the United States. Interest paid in taxable years beginning before January 1, 2007, with certain exceptions, will be "passive" or "financial services" income, while interest paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be "passive" or "general" income. In either case, that interest will be treated separately from other types of income for purposes of computing the foreign tax credit allowable to you under the Code.

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

Canadian Material Federal Income Tax Considerations for Non-Residents of Canada

        The following summary fairly describes the main Canadian federal income tax consequences applicable to you if you exchanged old notes for new notes pursuant to any of our exchange offers, one of which was completed on February 9, 2004 and the other of which was completed on March 4, 2005, or if you invested, as initial purchaser, in the notes and, for purposes of the Income Tax Act (Canada), which we refer to as the Act, you hold such notes as capital property. Generally, a note will be considered to be capital property to a holder provided the holder does not hold the note in the course of carrying on a business and has not acquired the note in one or more transactions considered to be an adventure or concerns in the nature of trade. This summary is based on the Canada-United States Income Tax Convention (1980), as amended, or the Convention, the relevant provisions of the Act and the Regulations thereunder, or the Regulations, as in force on the date hereof, and our understanding of the administrative practices of the Canada Revenue Agency. It assumes that the specific proposals to amend the Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date of this annual report are enacted in their present form, but the Act or the Regulations may not be amended as proposed or at all. This summary does not address provincial, territorial or foreign income tax considerations. Changes in the law or administrative practices or future court decisions may affect your tax treatment.

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

Exchange of Old Notes for New Notes

        The exchange of an old note for a new note by a Non-Resident Holder pursuant to any of our exchange offers, one of which was completed on February 9, 2004 and the other of which was completed on March 4, 2005, did not constitute a taxable transaction for the purposes of the Act.

        The preceding discussions of federal income tax consequences is for general information only and is not legal or tax advice. Accordingly, you should consult your own tax advisor as to particular tax consequences of purchasing, holding, and disposing of the notes, including the applicability and effect of any state, provincial, local or foreign tax laws, and of any proposed changes in applicable laws.

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

	December 31, 2004
				Fair Value
	Years of Maturity	Year-end Effective Interest Rate	Carrying Amount(1)	Primary Debt Instrument	Currency & Interest Instruments	Total Financial Instruments
	(in millions of dollars, except for maturity and percentage information)
Debt:
CF Cable notes(2)	2007	7.59%	(92.3)	(93.3)	—	(93.3)
Notes(2)	2014	6.59%	(842.0)	(807.7)	(72.3)	(880.0)
QMI subordinated loan	2015	3.86%	(150.0)	(150.0)	—	(150.0)

			(1,084.3)	(1,051.0)	(80.8)	(1,123.3)
Other contracts:
Interest rate swap agreements(3)	2005-2007		(4.6)	—	(4.6)	(4.6)
Forward exchange contracts (4)	2005		(8.4)	—	(8.4)	(8.4)

			(1,097.3)	(1,051.0)	(93.8)	(1,136.3)

(1)
Including the carrying amount of primary debt instrument and the carrying amount of the currency and interest instrument.

(2)
The fair values of the notes issued on October 8, 2003 and November 19, 2004 and the CF Cable notes are estimated based on their quoted market prices, the estimated value of the foreign exchange and interest rate swap agreements, and the year-end foreign exchange rate.

(3)
The fair value of the interest rate swap agreements is estimated based upon discounted cash flows using applicable market rates as of December 31, 2004.

(4)
The forward exchange contracts cover $53.5 million of the CF Cable notes and $18.5 million of customers' equipment purchases in 2005.

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

(3)
The fair values of the notes issued on October 8, 2003 and the CF Cable notes are estimated based on their quoted market prices, the estimated value of the foreign exchange and interest rate swap agreements, and the year-end foreign exchange rate.

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

        As of December 31, 2004, the aggregate amount of minimum principal payments required in each of the next five years and thereafter based on borrowing levels as at that date are as follows:

Year ending December 31,	(in thousands)
2005	$—
2006	—
2007	92,271
2008	—
2009	—
Thereafter	946,637

        We manage our exposure to interest rate risk by having a combination of fixed and variable rate obligations and by periodically using financial instruments such as interest rate swap agreements. We are also exposed to changes in the exchange rate of the U.S. dollar to the Canadian dollar since our revenues are received in Canadian dollars while the interest and principal on our notes and the CF Cable notes are denominated in U.S. dollars. During the year ended December 31, 2004, we concluded cross-currency interest swaps to hedge the foreign exchange fluctuations relating to the additional issuance of US$315.0 million in principal amount of our notes by fixing the U.S. dollar/Canadian dollar exchange rate at 1.1950 and by fixing the interest rate at 7.45% and on a notional amount of $149.4 million and fixing the exchange rate at 1.2000 and by opting for a floating interest rate based on the bankers' acceptance rate plus 2.80% on a notional amount of $228.0 million. We also concluded forward exchange contracts to hedge the foreign exchange fluctuations relating to our CF Cable notes by fixing the U.S. dollar/Canadian dollar exchange rate at 1.3573 on a notional amount of $53.5 million.

        During the year ended December 31, 2003, we concluded cross-currency interest swaps to hedge the foreign exchange fluctuations relating to our notes issued on October 8, 2003 by fixing the U.S. dollar/Canadian dollar exchange rate at 1.3425 on a notional amount of US$335.0 million and by fixing the interest rate at 7.66% on a notional amount of $181.2 million and by opting for a floating interest rate based on the bankers' acceptance rate plus 2.73% on a notional amount of $268.5 million. During the year ended December 31, 2004, we concluded forward exchange contract to hedge the foreign exchange fluctuations relating to our 2005 customers' equipment purchases by fixing the U.S. dollar/Canadian dollar exchange rate at 1.1974 on an amount of $18.5 million.

        Foreign currency fluctuations have created gains or losses in our results on the non-hedged U.S. dollar-denominated long-term debt. For the year ended December 31, 2004, we had unrealized foreign exchange loss of $1.3 million, as compared to a gain of $23.6 million and $2.2 million for the same periods in 2003 and 2002, respectively.

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

        Our chief executive officer and our chief financial officer have concluded, based on their evaluation, that there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that we have at least one audit committee financial expert (as defined in Item 16A of Form 20-F) and that Mr. Jean La Couture is our audit committee financial expert serving on the audit committee of our board of directors.

ITEM 16B — CODE OF ETHICS

        We have adopted a code of ethics (as defined in Item 16B of Form 20-F) that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have filed a copy of this code of ethics as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2003.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

        KPMG LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2004, for which audited consolidated financial statements appear in this annual report on Form 20-F.

        The audit committee of our board of directors establishes the external auditors' compensation. In 2003, our audit committee also established a policy to pre-approve all audit services, determining which non-audit services the external auditors are prohibited from providing, and, exceptionally, authorizing permitted non-audit services to be performed by the external auditors; however, only to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For the year ended December 31, 2003, none of the non-audit services described below were approved by the audit committee of our board of directors pursuant to the "de minimis exception" to the pre-approval requirement for non-audit services. For the year ended December 31, 2004, 3.6% of the non-audit services described below were approved by the audit committee of our board of directors pursuant to this "de minimis exception." The following table presents the aggregate fees billed for professional services and other services rendered by KPMG LLP for each of the years ended December 31, 2003 and 2004.

	Year Ended December 31,
	2003	2004
	(in thousands)
Audit Fees	$309.8	$453.6
Audit-Related Fees(1)	548.0	391.5
Tax Fees(2)	—	1.2
All Other Fees(3)	63.9	8.0

Total	$921.7	$854.3

(1)
Audit-Related Fees include fees for the reviews of our employee pension plans and assistance with the preparation of our private placement offerings of our 6 7/8% Senior Notes due January 15, 2014, which were completed on October 8, 2003 and on November 19, 2004, and the exchange offers for such notes, one of which was completed on February 9, 2004 and the other of which was completed on March 4, 2005.

(2)
Tax Fees include fees billed for tax compliance services, tax consultations and tax planning services.

(3)
All Other Fees include fees billed for regulatory services.

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

        Our consolidated balance sheets as at December 31, 2003 and 2004 and our consolidated statements of operations, shareholder's equity and cash flows for the years ended December 31, 2002, 2003 and 2004, including the notes thereto and together with the auditors' report thereon, are included at pages F-1 to F-39 to this annual report.

ITEM 18 — FINANCIAL STATEMENTS

        Not applicable.

ITEM 19 — EXHIBITS

EXHIBITS

        The following documents are filed as exhibits to this Form 20-F:

1.1**	Articles of Incorporation of Vidéotron Ltée (translation).
1.2
Articles of Amendment dated January 16, 2004 to Articles of Incorporation of Vidéotron Ltée (translation) (incorporated by reference to Exhibit 1.2 to Vidéotron Ltée's Annual Report on Form 20-F for the year ended December 31, 2003 dated April 20, 2004).
1.3**	By-laws of Vidéotron Ltée.
1.4††	By-law No. 2004-1 of Vidéotron Ltée adopted January 16, 2004 (translation).
1.5**	Articles of Incorporation of Vidéotron TVN inc. (translation).
1.6**	By-laws of Vidéotron TVN inc.
1.7**	Articles of Incorporation of Vidéotron (1998) ltée (translation).
1.8††	Articles of Amendment dated January 16, 2004 to Articles of Incorporation of Vidéotron (1998) ltée (translation).
1.9**	By-laws of Vidéotron (1998) ltée.
1.10††	By-law No. 2004-1 of Vidéotron (1998) ltée (translation).
1.11**	Articles of Incorporation of Le SuperClub Vidéotron ltée (translation).
1.12**	By-laws of Le SuperClub Vidéotron ltée.
1.13**	Articles of Incorporation of Groupe de Divertissement SuperClub inc. (translation).
1.14††	Articles of Amendment dated January 16, 2004 to Articles of Incorporation of Groupe de Divertissement SuperClub inc. (translation).
1.15**	By-laws of Groupe de Divertissement SuperClub inc.
1.16††	By-law No. 2004-1 of Groupe de Divertissement SuperClub inc. adopted January 16, 2004 (translation).
1.17††	Articles of Incorporation of SuperClub Vidéotron Canada inc. (translation).
1.18††	By-laws of SuperClub Vidéotron Canada inc. (translation).
1.19††	Articles of Incorporation of Les Propriétés SuperClub inc. (translation).
1.20††	By-laws of Les Propriétés SuperClub inc. (translation).
2.1*	Form of 6 7/8% Senior Notes due January 15, 2014 of Vidéotron Ltée being registered pursuant to the Securities Act of 1933 (included as Exhibit A to Exhibit 2.3 below).
2.2*	Form of Notation of Guarantee by the subsidiary guarantors of the 6 7/8% Senior Notes due January 15, 2014 of Vidéotron Ltée (included as Exhibit E to Exhibit 2.3 below).
2.3*
Indenture dated as of October 8, 2003 (the "Indenture") by and among Vidéotron Ltée, the subsidiary guarantors signatory thereto and Wells Fargo Bank Minnesota, N.A. (now named Wells Fargo Bank, National Association), as trustee.
2.4†
Trust Supplemental Indenture dated as of July 12, 2004 by and among Vidéotron Ltée, SuperClub Vidéotron Canada inc., Les Propriétés SuperClub inc. and Wells Fargo Bank, National Association, as trustee.

2.5
Form of 9 1/8% Senior Secured First Priority Notes due 2007 of CF Cable TV Inc. (incorporated by reference to Exhibit 4.2 to CF Cable TV Inc.'s Amendment No. 1 to the Registration Statement on Form F-1 dated July 6, 1995, Registration Statement No. 33-93440).
2.6
Form of Indenture dated as of July 11, 1995 among CF Cable TV Inc., the guarantors signatory thereto and Chemical Bank (now named JPMorgan Chase Bank), as trustee (the "CF Cable Indenture") (incorporated by reference to Exhibit 4.1 to CF Cable TV Inc.'s Amendment No. 1 to the Registration Statement on Form F-1 dated July 6, 1995, Registration Statement No. 33-93440).
2.7*
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
2.9*
Third Supplemental Indenture dated as of December 21, 2001 among CF Cable TV Inc., the guarantors signatory thereto and JPMorgan Chase Bank (formerly named The Chase Manhattan Bank and previously named Chemical Bank), as trustee.
2.10*
Fourth Supplemental Indenture dated as of March 11, 2002 among CF Cable TV Inc., the guarantors signatory thereto and JPMorgan Chase Bank (formerly named The Chase Manhattan Bank and previously named Chemical Bank), as trustee.
2.11
Forms of Guarantee under the CF Cable Indenture (incorporated by reference to Exhibit 4.3 to CF Cable TV Inc.'s Amendment No. 1 to the Registration Statement on Form F-1, dated July 6, 1995, Registration Statement No. 33-93440).
2.12
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
2.15
Forms of Mortgage under the CF Cable Indenture (incorporated by reference to Exhibit 4.4 to CF Cable TV Inc.'s Amendment No. 1 to the Registration Statement on Form F-1 dated July 6, 1995, Registration Statement No. 33-93440).
2.16*
Inter-Creditor Agreement made as of June 29, 2001 among Royal Bank of Canada, The Chase Manhattan Bank (now named JPMorgan Chase Bank), CF Cable TV Inc. and the guarantors signatory thereto (the "Inter-Creditor Agreement").
2.17*	Amending Agreement to the Inter-Creditor Agreement made as of October 8, 2003 among Royal Bank of Canada, JPMorgan Chase Bank, CF Cable TV Inc. and the guarantors signatory thereto.

4.1*
Sixth Amending Agreement, dated as of October 8, 2003, to the Credit Agreement dated as of November 28, 2000, as amended by the First Amending Agreement dated as of January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002 and a Fifth Amending Agreement dated as of March 24, 2003, among Vidéotron Ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron ltée, Groupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc., Videotron (Regional) Ltd, Télé-Câble Charlevoix (1997) inc., Vidéotron TVN inc. and Câblage QMI inc., as guarantors, and by Quebecor Media Inc.
4.2†
Seventh Amending Agreement dated as of November 19, 2004 to the Credit Agreement dated as of November 28, 2000, as amended by the First Amending Agreement dated as of January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated as of December 12, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003 and a Sixth Amending Agreement dated as of October 8, 2003 among Vidéotron Ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub-Vidéotron ltée, Groupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc. Videotron Regional Ltd., 9139-3256 Québec inc., Vidéotron TUN inc., Les Propriétés SuperClub inc. and SuperClub Vidéotron Canada inc., as guarantors (the "Guarantors"), and by Quebecor Media Inc.
4.3*
Form of Amended and Restated Credit Agreement (the "Credit Agreement") entered into as of November 28, 2000, as amended by a First Amending Agreement dated as of January 5, 2001, as Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003, among Vidéotron Ltée, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto (included as Schedule 2 to Exhibit 4.2 above).
4.4
Form of Guarantee by the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 10.5 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
4.5
Form of Share Pledge of the shares of Vidéotron Ltée and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 10.5 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
4.6*	Management Services Agreement effective as of January 1, 2002 between Quebecor Media Inc. and Vidéotron Ltée.
4.7*	Subordinated Loan Agreement dated as of March 24, 2003 (the "2003 Subordinated Loan Agreement") between Quebecor Media Inc. and Vidéotron Ltée.
4.8*	First Amending Agreement to the 2003 Subordinated Loan Agreement, dated as of October 8, 2003, between Quebecor Media Inc. and Vidéotron Ltée.
4.9††	Subordinated Loan Agreement, dated as of January 16, 2004 (the "2004 Subordinated Loan Agreement"), between Quebecor Media Inc. and Vidéotron (1998) ltée.
4.10††
Subordination Agreement dated as of January 16, 2004 by Vidéotron (1998) ltée and Quebecor Media Inc. to Wells Fargo Bank Minnesota, N.A. (now named Wells Fargo Bank, National Association), for itself and as trustee under the Indenture, with respect to the 2004 Subordinated Loan Agreement.

4.11††
Subordination Agreement dated as of January 16, 2004 by Vidéotron (1998) ltée and Quebecor Media Inc. to Royal Bank of Canada for itself and as agent under the Credit Agreement, with respect to the 2004 Subordinated Loan Agreement.
4.12
Lease Agreement dated November 24, 1993 between Le Groupe Vidéotron Ltée and National Bank of Canada for the property located at 300 Viger Street East, Montreal, Province of Quebec, Canada, together with a summary thereof in the English language (incorporated by reference to Exhibit 10.3 to Quebecor Media Inc.'s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
7.1	Schedule of Valuation and Qualifying Accounts.
8.1†	Subsidiaries of Vidéotron Ltée.
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to Vidéotron Ltée's Annual Report on Form 20-F for the year ended December 31, 2003 dated April 29, 2004.
12.1	Certification of the President and Chief Executive officer of Vidéotron Ltée required by Exchange Act Rule 13a-14(a) or 15d-14(a).
12.2	Certification of the Executive Vice President, Finance and Operations and Chief Financial Officer of Vidéotron Ltée required by Exchange Act Rule 13a-14(a) or 15d-14(a).
13.1	Certification of the President and Chief Executive Officer of Vidéotron Ltée required by Exchange Act Rule 13a-14(b) or 15d-14(b).
13.2	Certification of the Executive Vice President, Finance and Operations and Chief Financial Officer of Vidéotron Ltée required by Exchange Act Rule 13a-14(b) or 15d-14(b).
*
Previously filed as, and incorporated by reference to, the applicable exhibit to Vidéotron Ltée's Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697.

**
Previously filed as, and incorporated by reference to, the applicable exhibit to Vidéotron Ltée's Amendment No. 1 to the Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697.

†
Previously filed as, and incorporated by reference to, the applicable exhibit to Vidéotron Ltée's Registration Statement on Form F-4 dated December 6, 2004, Registration Statement No. 333-121032.

††
Previously filed as, and incorporated by reference to, the applicable exhibit to Vidéotron Ltée's Amendment No. 1 to the Registration Statement on Form F-4 dated January 14, 2005, Registration Statement No. 333-121032.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIDÉOTRON LTÉE

By:	/s/ YVAN GINGRAS Name: Yvan Gingras Title: Executive Vice President, Finance and Operations and Chief Financial Officer

Dated: March 24, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND
TO THE SHAREHOLDER OF VIDÉOTRON LTÉE

        We have audited the accompanying consolidated balance sheets of Vidéotron Ltée and its subsidiaries as at December 31, 2003 and 2004 and the related consolidated statements of operations, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vidéotron Ltée and its subsidiaries at December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with Canadian generally accepted accounting principles.

        Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 22 to the financial statements.

Chartered Accountants

Montréal, Canada
January 28, 2005

VIDÉOTRON LTÉE

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2002, 2003 and 2004
(in thousands of Canadian dollars)

	2002	2003	2004
	(Restated — note 1 (b) (iv))
Operating revenues
Cable television	$579,200	$558,887	$576,825
Internet	135,514	183,268	222,458
Video stores	35,344	38,450	48,058
Other	30,982	24,396	24,277

	781,040	805,001	871,618
Operating expenses
Direct cost	259,686	245,967	250,442
Operating, general and administrative expenses	285,816	283,784	279,999

	545,502	529,751	530,441

Operating income before the undernoted	235,538	275,250	341,177
Depreciation and amortization (note 4)	120,016	122,958	130,215
Financial expenses (note 5)	76,188	64,602	177,985
Dividend income from parent company	—	—	(111,055)
Other items (note 6)	25,000	(2,500)	—

Income before income taxes and non-controlling interest	14,334	90,190	144,032
Income taxes (note 7):
Current	5,074	14,063	2,086
Future	(2,411)	12,767	(5,526)

	2,663	26,830	(3,440)

	11,671	63,360	147,472
Non-controlling interest in a subsidiary	188	49	100

Net income	$11,483	$63,311	$147,372

See accompanying notes to consolidated financial statements.

VIDÉOTRON LTÉE

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

Years ended December 31, 2002, 2003 and 2004
(in thousands of Canadian dollars)

	Share capital	Contributed surplus	Deficit	Total shareholder's equity
Balance as at December 31, 2001 (note 1(b) (iv))	$1	$84,357	$(413,031)	$(328,673)
Excess of the Series E preferred share retractable value over the stated capital (note 14)	—	—	(27,999)	(27,999)
Net income for the year	—	—	11,483	11,483

Balance as at December 31, 2002	1	84,357	(429,547)	(345,189)
Conversion of 2 Series E preferred shares into 820,000 common shares (note 14)	31,310	—	—	31,310
Excess of the Series E preferred share retractable value over the stated capital converted into Class A shares (note 14)	—	301,170	—	301,170
Excess of purchase price over the carrying value of assets transferred by the parent company	—	—	(2,000)	(2,000)
Issuance of common shares (note 14)	141,925	—	—	141,925
Excess of consideration issued to the parent company over the net book value of business acquired (note 14)	—	(26,699)	(76,437)	(103,136)
Transfer of tax deductions from a company controlled by the ultimate parent company (note 7)	—	3,382	—	3,382
Net income for the year	—	—	63,311	63,311
Dividend	—	—	(19,956)	(19,956)

Balance as at December 31, 2003	173,236	362,210	(464,629)	70,817
Transfer of tax deductions from a company controlled by the ultimate parent company (note 7)	—	(66)	—	(66)
Excess of the Series F preferred share retractable value over the stated capital (note 14)	—	—	(1,660)	(1,660)
Transfer of tax deductions from the parent company (note 2)	—	26,800	—	26,800
Net income for the year	—	—	147,372	147,372
Dividend	—	—	(205,233)	(205,233)

Balance as at December 31, 2004	$173,236	$388,944	$(524,150)	$38,030

See accompanying notes to consolidated financial statements.

VIDÉOTRON LTÉE

CONSOLIDATED BALANCE SHEETS

As at December 31
(in thousands of Canadian dollars)

	2003	2004
Assets
Current assets:
Cash and cash equivalents	$28,329	$36,230
Marketable securities	23,130	21,250
Accounts receivable (note 8)	69,088	90,488
Amounts receivable from affiliated companies (note 19)	105	5
Income taxes receivable	6,535	8,624
Inventories (note 9)	23,198	30,151
Prepaid expenses	6,938	5,399
Future income taxes (note 7)	10,762	58,228

	168,085	250,375
Fixed assets (note 10)	899,002	884,003
Goodwill	433,215	438,426
Other assets (note 11)	19,927	34,498
Future income taxes (note 7)	5,376	23,559

	$1,525,605	$1,630,861

Liabilities and Shareholder's Equity
Current liabilities:
Issued and outstanding cheques	$3,051	$3,903
Accounts payable and accrued liabilities (note 12)	163,074	194,890
Amounts payable to affiliated companies (note 19)	18,355	51,718
Deferred revenue	89,315	105,410
Income taxes payable	8,139	1,643
Current portion of long-term debt (note 13)	50,000	—

	331,934	357,564
Deferred revenue	—	15,558
Forward exchange contract and interest rate swaps	15,272	57,249
Future tax liabilities (note 7)	118,202	122,846
Retractable preferred shares (note 14)	2,000	—
Long-term debt (note 13)	986,677	1,038,908
Non-controlling interest in subsidiaries	703	706

	1,454,788	1,592,831
Shareholder's equity:
Common shares (note 14)	173,236	173,236
Contributed surplus	362,210	388,944
Deficit	(464,629)	(524,150)

	70,817	38,030

	$1,525,605	$1,630,861

Commitments and guarantees (note 17)
Contingencies (note 20)
Subsequent event (note 21)

On behalf of the Board:

See accompanying notes to consolidated financial statements.

VIDÉOTRON LTÉE

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2002, 2003 and 2004
(in thousands of Canadian dollars)

	2002	2003	2004
	(Restated — note 1 (b) (iv))
Cash flows from operating activities:
Net income	$11,483	$63,311	$147,372
Adjustments for the following items:
Depreciation and amortization (notes 1 (b) (iv), 4 and 5)	129,985	132,866	136,842
Future income taxes	(2,411)	12,767	(5,526)
Loss on disposal of fixed assets	7,566	18,447	13,174
Non-controlling interest in a subsidiary	188	49	100
Amortization of debt premium and discount	(973)	(1,066)	(1,106)
Net premium, write-off of financing costs and termination costs of swap agreement (note 5)	—	17,094	4,766
(Gain) loss on foreign currency denominated long-term debt (note 5)	(2,211)	(23,623)	1,298
Other	205	549	(8)

Cash flows from operations	143,832	220,394	296,912
Net change in non-cash operating items:
Accounts receivable	10,201	2,629	(21,400)
Current income taxes	126	10,928	(2,213)
Amounts receivable from and payable to affiliated companies	(9,007)	(1,953)	(1,405)
Inventories	10,604	(4,068)	(5,900)
Prepaid expenses	1,857	(2,720)	1,539
Accounts payable and accrued liabilities	70,184	(40,516)	26,872
Promissory notes payable to a company under common control	(22,543)	—	—
Deferred revenue	(9,320)	9,384	31,653
Other assets	—	—	(15,383)

	52,102	(26,316)	13,763

Cash flows from operating activities	195,934	194,078	310,675
Cash flows from investing activities:
Acquisition of fixed assets	(93,041)	(90,284)	(123,030)
Acquisition of other assets	(1,050)	(313)	(1,991)
Proceeds on disposal of fixed assets and investments	4,103	3,825	1,446
Acquisition of shares of parent company	—	—	(1,100,000)
Proceeds from disposal of shares of parent company	—	—	1,100,000
Acquisition of marketable securities	—	(23,130)	1,880
Acquisition of Internet subscribers (note 2 (b))	—	(900)	—
Acquisition of video stores assets (note 2 (e))	—	—	(7,162)
Acquisition of non-controlling interest (note 2 (a))	(1,890)	—	(10)

Cash flows used in investing activities	(91,878)	(110,802)	(128,867)

Cash flows from financing activities:
Repayment of long-term debt	$(159,277)	$(1,033,345)	$(355,630)
Issuance of long-term debt	—	1,038,732	396,244
Increase in intercompany loan from parent company	—	—	1,100,000
Repayment of intercompany loan from parent company	—	—	(1,100,000)
Redemption of shares	—	—	(3,660)
Financing cost on long-term debt	—	(9,086)	(6,401)
Recouponing fees and termination of swaps	—	(48,375)	—
Dividend to parent company	—	(19,956)	(205,233)
Other	(95)	(64)	(79)

Cash flows used in financing activities	(159,372)	(72,094)	(174,759)

Net change in cash and cash equivalents	(55,316)	11,182	7,049
Cash and cash equivalents at beginning of year	69,412	14,096	25,278

Cash and cash equivalents at end of year	$14,096	$25,278	$32,327

Cash and cash equivalents are comprised of:
Cash and cash equivalents	$16,041	$28,329	$36,230
Issued and outstanding cheques	(1,945)	(3,051)	(3,903)

	$14,096	$25,278	$32,327

See accompanying notes to consolidated financial statements.

VIDÉOTRON LTÉE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2002, 2003 and 2004

1.     SIGNIFICANT ACCOUNTING POLICIES:

  (a)
  Consolidated financial statements:

    The Company is a cable services provider in the Province of Québec for pay-television services and Internet access. It also operates the largest chain of video stores in Québec and a chain of video stores in Ontario and in the Atlantic provinces.

    These consolidated financial statements, expressed in Canadian dollars, have been prepared in accordance with Canadian generally accepted accounting principles and include the consolidated financial statements of Vidéotron Ltée and its subsidiaries, CF Cable TV Inc., Vidéotron TVN Inc., Le SuperClub Vidéotron Ltée and Société d'édition et de transcodage T.E. ltée.

  (b)
  Changes in accounting principles:

  (i)
  Stock-based compensation:

    Since January 1, 2002, in conformity with the recommendations of Section 3870 of the Canadian Institute of Chartered Accountants ("CICA") Handbook, the Company accounts for all stock-based awards granted by the parent company to certain of its employees that are direct awards of stock or call for settlement in cash or other assets, including stock appreciation rights, by the fair value method. Under the fair-value based method, compensation cost attributable to awards to employees that call for settlement in cash or other assets is recognized over the vesting period in operating expenses. Changes in fair value between the grant date and the measurement date result in a change in the measure of the compensation cost.

    (ii)
    Long-lived assets:

    Effective January 1, 2004, the Company adopted the CICA Handbook Section 3063, "Impairment of Long-Lived Assets". Long-lived assets, including fixed assets and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. If the sum of undiscounted net cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. At December 31, 2004, no such impairment had occurred.

    (iii)
    Asset retirement obligation:

    Effective January 1, 2004, the Company retroactively adopted CICA Handbook Section 3110 "Asset Retirement Obligation". The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of a tangible long-lived asset that result from acquisition, construction, development or normal operations.

    The standard requires the Company to record the fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The asset retirement cost is capitalized as part of the related asset and is amortized to earnings over time. The standard describes the fair value of a liability for an asset retirement obligation as the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in forced or liquidation transaction and is adjusted for any changes resulting from passage of time and any changes to the timing or the amount of the original estimate or undiscounted cash flows. The Company is subsequently required to allocate the asset retirement cost to expense using a systematic and rational method over the assets useful life.

    The adoption of this standard had no impact on the Company's financial position, results of operations or cash flows.

    (iv)
    Equipment subsidies and reconnection costs:

    During the year ended December 31, 2003, the Company revised its accounting for the sale of equipment to subscribers and the accounting of the reconnecting costs. Before this change, the costs of subsidies granted to the subscribers on the equipment sold were capitalized and amortized over a three-year period on a straight-line basis, and the costs of reconnecting subscribers, which included material, direct labor, and certain overhead charges were capitalized to fixed assets and depreciated over a three-year or a four-year period on a straight-line basis.

    The Company changed its accounting principles to expense as they are incurred, the costs related to subscribers' subsidies as well as the costs of reconnecting subscribers. These changes have been applied retroactively and had the following effects for the year ended December 31, 2002. The operating revenues increased by $25.4 million, the direct and operating costs increased by $63.1 million, the depreciation expense, the income tax expense and net income decreased by $21.2 million, $5.2 million and $11.3 million, respectively.

    As at December 31 2002, deferred charges decreased by $35.2 million, fixed assets decreased by $10.7 million, future income tax assets increased by $16.1 million and the deficit as at January 1, 2001 increased by $17.7 million.

    The following table reconciles the deficit for the year ended December 31, 2002:

2002
Balance at beginning of year:
As previously reported	$(394,532)
Changes in accounting principles	(18,499)

As restated	(413,031)
Excess of the preferred share retractable value over the stated capital (note 14)	(27,999)
Net income for the year	11,483

Balance at end of year	$(429,547)

    (v)
    Revenue recognition and revenue arrangements with multiple deliverables:

    In 2004, the Company revised and adopted an accounting policy for the timing of revenue and expense recognition regarding connection fees based on CICA Emerging Issues Committee Abstracts 141 and 142. The Company chose to adopt the new policy prospectively without restatement of prior periods.

    Effective January 1, 2004, the connection fee revenues are now deferred and recognized as revenues over 30 months, the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to connection and reconnection fees, in an amount not exceeding the revenue, are now deferred and recognized as an operating expense over the same 30-month period. Previously, the connection fees and the incremental and direct costs were recognized immediately in operating revenues and expenses, and the reconnecting costs were capitalized and amortized over a three-year or a four-year period. This change in accounting policy had no effect on the amounts of reported operating income and net income. For the year ended December 31, 2004, deferred revenue and deferred charges increased by $9.6 million and $9.4 million, respectively.

    (vi)
    Generally accepted accounting principles:

    In June 2003, the CICA released Handbook Section 1100, "Generally Accepted Accounting Principles". This section establishes standards for financial reporting in accordance with Canadian GAAP, and describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures, when a matter is not dealt with explicitly in the primary source of GAAP. The adoption of this standard had no impact on the Company's financial position, results of operations or cash flows.

  (c)
  Marketable securities:

    Marketable securities consist primarily of commercial paper maturing in the short-term, and are recorded at the lower of cost and market value.

  (d)
  Fixed assets:

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

    Depreciation is calculated using the following depreciation basis and periods or rates:

Asset	Basis	Period/rate
Receiving and distribution networks	Straight-line	3 years to 20 years
Furniture and equipment	Declining balance	20% to 33.3%
	and straight-line	3 years to 7 years
Terminals and operating system	Straight-line	5 years and 10 years
Buildings	Declining balance	5%
Coding and transmission material	Declining balance	20%
  (e)
  Goodwill:

    Goodwill is not amortized. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not required. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the income statement before extraordinary items and discontinued operations.

    The Company carried out the test in 2002, 2003 and 2004 and concluded it was not required to record an impairment in the carrying value of goodwill.

  (f)
  Other assets:

    Deferred charges are recorded at cost and include long-term financing costs that are amortized over the term of the debt using the straight-line method. Development costs related to new specialty services and pre-operating expenditures are amortized when commercial operations begin, using the straight-line method over a three-year period. Depreciation of video rental inventory is charged to direct costs on a straight-line basis over three years.

  (g)
  Inventories:

    Inventories are recorded at the lower of cost, using the average cost method, or replacement value.

  (h)
  Revenue recognition:

    Operating revenues from cable television and other services, such as Internet access, are recognized when services are provided. When subscribers are invoiced, the portion of unearned revenues is recorded under "Deferred revenue". Revenues from video rentals are recorded as services are provided.

    Promotional offers are accounted for as a reduction of the related service revenue when customers are taking advantage of the offer.

  (i)
  Foreign currency translation:

    Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. Translation gains and losses are recognized in the statement of operations.

  (j)
  Derivative financial instruments:

    The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or issue derivative instruments for speculative purposes.

    The Company entered into cross-currency interest rate swap agreements to hedge the foreign currency denominated debt and manage exchange rate exposures relating to certain debt instruments denominated in foreign currency. These swaps are designated as hedges of firm commitments to pay interest, and change the basis from Libor to Bankers' Acceptance rates, on the foreign currency denominated debt and the principal at maturity, which would otherwise expose the Company to foreign currency risk. Translation gains and losses on the related foreign currency denominated debt are offset by corresponding translation losses or gains on the swap agreements.

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

    The derivative financial instruments that have not been designated as hedge of foreign currency risk are marked to market with changes in fair value recognized in the statement of operations.

  (k)
  Cash and cash equivalents:

    Cash and cash equivalents are comprised of cash and short-term liquid investments maturing within three months from the date of acquisition, net of issued and outstanding cheques.

  (l)
  Income taxes:

    The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantively enactment date. Future income tax assets are recognized and, if realization is not considered "more likely than not", a valuation allowance is provided.

  (m)
  Employee future benefits:

    The Company and an affiliated company offer defined benefit career salary pension plan and a last five years average salary pension plan for certain employees. The Company also maintains defined contribution pension plans for other employees. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management's best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial assumptions.

    Pension plan expense is charged to operations and includes:

  •
  The cost of pension plan benefits provided in exchange for employees' services rendered during the year;

  •
  The amortization of the initial net transition asset, prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans;

  •
  The interest cost of pension plan obligations, the expected return on pension fund assets, and the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets over the expected average remaining service life of the employee group covered by the plans for the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

    The Company provides post-retirement benefits to eligible employees. The costs of these benefits, which are principally life insurance and health care, are accounted for during the employees' working active period.

  (n)
  Advertising:

    Advertising cost is expensed as incurred. The advertising expenses for 2002, 2003 and 2004 are $18.6 million, $17.8 million and $21.9 million, respectively.

  (o)
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

2.     BUSINESS COMBINATIONS AND REORGANIZATION:

  (a)
  In 2002, Télé-Câble Charlevoix (1977) Inc., a subsidiary of CF Cable TV Inc., a subsidiary of Vidéotron Ltée, purchased from its non-controlling shareholder 189,000 Class "D" preferred shares for a total consideration of $2.0 million including cumulative unpaid dividends of $0.1 million.

  (b)
  On June 30, 2003, a subsidiary of the Company acquired for a cash consideration of $0.9 million, at the carrying value of the investment held by the parent company, a small group of Internet (dial-up) customers from its parent company. Assets acquired, amounting to $0.9 million, have been recorded as goodwill.

  (c)
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

  (d)
  On February 8, 2002, the Company sold its internal wire business to an affiliated company, Câblage QMI Inc., and received as consideration $19.5 million in preferred shares. On December 23, 2003, Câblage QMI Inc. sold back its business to the Company and received in exchange notes amounting to $16.1 million. On the same date, the parent company of Câblage QMI Inc. sold its investment in Câblage QMI Inc. to the Company and received in exchange 1 Series F preferred share of the Company's capital stock retractable at an amount of $2.0 million. On December 27, 2004, Câblage QMI Inc. was wound up into the Company. Since all these transactions are between companies under common control, they have been accounted for at book value.

  (e)
  On May 20, 2004, a subsidiary of the Company acquired the assets of Jumbo Entertainment Inc. for a total cash consideration of $7.2 million.

    This acquisition is summarized as follows:

(in millions)
Assets acquired:
Inventories	$1.1
Fixed assets	0.9
Goodwill	5.2

Assets acquired at fair value	$7.2

  (f)
  During the year ended December 31, 2004, the Company acquired from the parent company, income tax deductions of $62.0 million, of which $55.5 million is recorded as future income tax assets and $6.5 million as income taxes receivable. The consideration payable to the parent company amounts to $35.2 million. The difference of $26.8 million has been credited to contributed surplus.

  (g)
  On December 31, 2004, the subsidiary Videotron (1998) ltée has been wound up into Videotron Ltée. This transaction had no impact on the consolidated financial statements.

  (h)
  On January 16, 2004, Videotron (1998) Ltée, a subsidiary of the Company, contracted a subordinated loan of $1.1 billion bearing interest at 10.75% from Quebecor Media Inc. On the same day, Videotron (1998) Ltée invested the whole proceeds of $1.1 billion into 1,100,000 preferred shares, Series D of Quebecor Media Inc. Those shares, carry the rights to receive an annual dividend of 11%. In December 2004, Videotron (1998) Ltée reimbursed the loan and Quebecor Media Inc. redeemed the preferred shares for $1.1 billion.

3.     EMPLOYEE FUTURE BENEFITS:

  The Company and affiliated companies maintain various defined benefit plans and defined contribution plans. The Company's policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company's pension plans were performed on December 31, 2001 and December 31, 2003. The next actuarial valuations will be performed as at December 31, 2004 for one plan and as at December 31, 2006, at the latest, for the other plan.

  The Company provides postretirement benefits to eligible employees. The costs of these benefits, which are principally life insurance and health care, are accounted for during the employee's active service period.

  The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets for the years ended December 31, 2003 and 2004, and a statement of funded status as at these dates:

	2003			2004
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
	(in thousands of Canadian dollars)
Change in benefit obligations:
Benefit obligations, beginning of year	$36,542	$3,635	$40,177	$44,012	$3,046	$47,058
Service costs	1,999	175	2,174	2,717	2,119	4,836
Plan participants' contributions	2,373	—	2,373	2,046	—	2,046
Interest costs	2,554	256	2,810	2,984	321	3,305
Changes in assumptions	3,705	292	3,997	—	—	—
Actuarial loss	1,914	—	1,914	3,438	59	3,497
Curtailment gain	—	(1,265)	(1,265)	—	—	—
Transfer from another pension plan	—	—	—	853	—	853
Benefits and settlement paid	(5,075)	(47)	(5,122)	(3,494)	(57)	(3,551)

Benefit obligations, end of year	$44,012	$3,046	$47,058	$52,556	$5,488	$58,044

	2003			2004
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
	(in thousands of Canadian dollars)
Change in plan assets:
Fair value of plan assets at beginning of year	$43,604	$—	$43,604	$51,174	$—	$51,174
Plan participants' contribution	2,373	—	2,373	2,046	—	2,046
Actual return on plan assets	8,123	—	8,123	7,776	—	7,776
Employer contributions	1,901	47	1,948	1,200	57	1,257
Other employee contribution	248	—	248	—	—	—
Transfer from another pension plan	—	—	—	626	—	626
Benefits and settlement paid	(5,075)	(47)	(5,122)	(3,494)	(57)	(3,551)

Fair value of plan assets, end of year	$51,174	$—	$51,174	$59,328	$—	$59,328

  The plan assets are comprised of:

	2003	2004
Equity securities	69.5%	68.9%
Debt securities	29.8%	27.1%
Real estate	0.7%	4.0%

  As at December 31, 2004, plan assets included shares of the parent company and of a company under common control at a market value of $0.9 million ($1.0 million in 2003).

	2003			2004
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
	(in thousands of Canadian dollars)
Reconciliation of funded status:
Excess of fair value of plan assets over benefit obligations, end of year	$7,162	$(3,046)	$4,116	$6,772	$(5,488)	$1,284
Unrecognized actuarial gain	(2,422)	(466)	(2,888)	(2,448)	(345)	(2,793)

Net amount recognized in balance sheet	$4,740	$(3,512)	$1,228	$4,324	$(5,833)	$(1,509)

  Presented as follows:

	2003			2004
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
	(in thousands of Canadian dollars)
Deferred pension charges	$5,523	$—	$5,523	$4,324	$—	$4,324
Accrued benefit liability	(783)	(3,512)	(4,295)	—	(5,833)	(5,833)

Net amount recognized	$4,740	$(3,512)	$1,228	$4,324	$(5,833)	$(1,509)

  Components of the net benefit costs are as follows:

	2002
	Pension benefits	Post-retirement benefits	Total
	(in thousands of Canadian dollars)
Service costs	$2,067	$164	$2,231
Interest costs	2,559	231	2,790
Actual return on plan assets	(2,181)	—	(2,181)
Actuarial loss on accrued benefit obligation	(1,620)	—	(1,620)
Curtailment loss	37	—	37

Elements of net benefit cost adjustments to recognize the long-term nature and valuation allowance	862	395	1,257
Difference between actual and expected return on plan assets	(1,236)	—	(1,236)
Deferral of actuarial loss on accrued benefit obligation	1,620	—	1,620
Amortization of previously deferred actuarial loss	—	14	14

Total adjustments to recognize the long-term nature of benefit costs	384	14	398
Defined contribution pension plan:
Employer's contribution during the period	2,542	—	2,542

	3,788	409	4,197
Portion related to affiliated companies	(1,139)	(31)	(1,170)

Net benefit costs	$2,649	$378	$3,027

	2003
	Pension benefits	Post-retirement benefits	Total
	(in thousands of Canadian dollars)
Service costs	$1,999	$175	$2,174
Interest costs	2,554	256	2,810
Actual return on plan assets	(8,123)	—	(8,123)
Actuarial loss on accrued benefit obligation	1,914	—	1,914

Elements of net benefit cost adjustments to recognize the long-term nature and valuation allowance	(1,656)	431	(1,225)
Difference between actual and expected return on plan assets	4,798	—	4,798
Deferral of actuarial loss on accrued benefit obligation	(1,914)	—	(1,914)
Amortization of previously deferred actuarial loss	(109)	11	(98)

Total adjustments to recognize the long-term nature of benefit costs	2,775	11	2,786
Defined contribution pension plan:
Employer's contribution during the period	2,954	—	2,954

	4,073	442	4,515
Portion related to affiliated companies	(1,048)	—	(1,048)

Net benefit costs	$3,025	$442	$3,467

	2004
	Pension benefits	Post-retirement benefits	Total
	(in thousands of Canadian dollars)
Service costs	$2,717	$2,119	$4,836
Interest costs	2,984	321	3,305
Actual return on plan assets	(7,776)	—	(7,776)
Actuarial loss on accrued benefit obligation	3,438	59	3,497

Elements of net benefit cost adjustments to recognize the long-term nature and valuation allowance	1,363	2,499	3,862
Difference between actual and expected return on plan assets	3,771	—	3,771
Deferral of actuarial loss on accrued benefit obligation	(3,383)	(59)	(3,442)
Amortization of previously deferred actuarial loss	—	21	21
Other	—	(83)	(83)

Total adjustments to recognize the long-term nature of benefit costs	388	(121)	267
Defined contribution pension plan:
Employer's contribution during the period	4,337	—	4,337

	6,088	2,378	8,466
Portion related to affiliated companies	(1,118)	—	(1,118)

Net benefit costs	$4,970	$2,378	$7,348

  The expense related to defined contribution pension plans amounts to $4.0 million ($2.6 million in 2003 and $2.0 million in 2002), net of portion related to affiliated companies.

  Also, the total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, totaled $5.6 million for the year ended December 31, 2004 ($4.9 million in 2003 and $4.5 million in 2002).

  The weighted average rates used in the measurement of the Company's benefit obligations as at December 31, 2004, 2003 and 2002 and current periodic costs are as follows:

	2002	2003	2004
Benefit obligations:
Rates at end of year:
Discount rate	6.75%	6.25%	6.00%
Expected return on plan assets	7.75%	7.75%	7.50%
Rate of compensation increase	3.25%	3.25%	3.50%
Current periodic costs:
Rates at beginning of year:
Discount rate	6.50%	6.75%	6.25%
Expected return on plan assets	8.00%	7.75%	7.75%
Rate of compensation increase	3.45%	3.50%	3.50%

  The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 8% at the end of 2004. The cost is expected to decrease gradually over the next five years to 5% and remain at that level thereafter. A one-percentage point change in the assumed health care cost trend would have the following effects:

	Post-retirement benefits
Sensitivity analysis	Increase 1%	Decrease 1%
Effect on service and interest costs	$70	$(51)
Effect on benefit obligations	657	(494)

4.     DEPRECIATION AND AMORTIZATION:

	2002	2003	2004
	(in thousands of Canadian dollars)
Fixed assets	$114,305	$121,928	$129,642
Other assets	5,711	1,030	573

	$120,016	$122,958	$130,215

  Direct costs include $5.4 million in 2002, $5.8 million in 2003 and $3.3 million in 2004 of depreciation on video rental inventory. Operating, general and administrative expenses include $1.9 million in 2004 of amortization of connection fees.

5.     FINANCIAL EXPENSES:

	2002	2003	2004
	(in thousands of Canadian dollars)
Third parties:
Interest on long-term debt	$74,522	$63,588	$57,180
Write-off and amortization of deferred financing costs	4,607	4,128	1,397
Amortization of debt premium and discount	(973)	(1,066)	(1,106)
Net premium, write-off of financing costs and termination costs of swap agreement	—	17,094	4,766
(Gain) loss on foreign currency denominated long-term debt	(2,211)	(23,623)	1,298
(Gain) loss on foreign currency denominated short-term monetary items	348	(1,848)	(857)
Bank fees	1,504	1,339	1,543
Other interests and penalty charges	390	171	635

	78,187	59,783	64,856
Interest income	(2,289)	(676)	(1,396)

	75,898	59,107	63,460
Parent company:
Interest (income) expense (note 2 (h))	(178)	5,495	114,525
Companies under common control:
Interest expense	468	—	—

	$76,188	$64,602	$177,985

  Interest paid to and interest received from third parties in 2002 amounted to $72.3 million and $2.1 million, respectively, $61.0 million and $0.7 million in 2003 and $51.1 million and $1.2 million in 2004.

  Interest paid to and interest received from affiliated companies in 2002 amounted to $1.1 million and $0.2 million, respectively, $0.1 million and nil in 2003 and $108.5 million and nil in 2004.

6.     OTHER ITEMS:

	2002	2003	2004
	(in thousands of Canadian dollars)
Restructuring costs(1)	$25,000	$(2,500)	$—

  (1)
  The Company conducted cost reduction programs which included labour reductions and consequently employees and other related charges. As of December 31, 2002, a $25.0 million restructuring provision has been recorded in connection with a work force reduction program. The final costs were lower than estimated and the excess amount was reversed in 2003.

7.     INCOME TAXES:

  The following schedule reconciles income taxes computed on income before income taxes and non-controlling interest in a subsidiary based on the consolidated basic income tax rate and the effective income tax rate:

	2002	2003	2004
	(in thousands of Canadian dollars)
Income taxes based on the combined Federal and Provincial (Quebec) basic income tax rate of 35.12% in 2002, 33.12% in 2003 and 31.02% in 2004	$5,034	$29,871	$44,679
Change due to the following items:
Federal large corporations tax	2,315	2,405	1,822
Non-taxable dividend from the parent company	—	—	(34,449)
Settlement of notices of assessments	—	—	(17,483)
Non-deductible charges and/or loss deductible at a lower rate or for which the tax benefit was not recorded	204	(4,432)	1,776
Reduction of enacted tax rate	(1,422)	(1,097)	—
Other	(3,468)	83	215

Income taxes based on the effective income tax rate	$2,663	$26,830	$(3,440)

  Income taxes paid in 2002 amounted to $5.1 million, $3.1 million in 2003 and $8.8 million in 2004.

  The tax effects of significant items comprising the Company's net future tax liability are as follows:

	2003	2004
	(in thousands of Canadian dollars)
Future income tax assets:
Operating loss carryforwards	$56,565	$108,883
Other provisions	10,762	8,706
Differences between book and tax basis of fixed assets and other assets	11,278	9,049

	78,605	126,638
Future income tax liabilities:
Differences between book and tax basis of fixed assets	(176,726)	(164,112)
Differences between book and tax basis of other assets	(3,943)	(3,585)

	(180,669)	(167,697)

Net future income tax liability	$(102,064)	$(41,059)

Presented as follows:
Future income tax assets:
Short-term	$10,762	$58,228
Long-term	5,376	23,559

	16,138	81,787
Future income tax long-term liability	(118,202)	(122,846)

Net future income tax liability	$(102,064)	$(41,059)

  During the year ended December 31, 2003, the Company obtained from a company under common control of the ultimate parent company, income tax deductions of $9.7 million, of which $9.6 million is recorded as income taxes receivable and $0.1 million as future income tax assets. The consideration payable to this company under common control amounts to $6.3 million. This transaction allows the Company to realize a gain of $3.4 million which has been credited to contributed surplus. During the year ended December 31, 2004, an adjustment has been made to this transaction and $0.07 million has been debited to contributed surplus.

  During the year ended December 31, 2004, the Company acquired from the parent company, income tax assets of $62.0 million, of which $55.5 million is recorded as future income tax assets and $6.5 million as income taxes receivable. The consideration payable to the parent company amounts to $35.2 million. The difference of $26.8 million has been credited to contributed surplus.

  As at December 31, 2004, the Company had net operating loss carryforwards for income tax purposes available to reduce future federal and provincial taxable income of approximately $346.0 million and $357.5 million as follows:

	Federal	Provincial
	(in thousands of Canadian dollars)
2006	$111,937	$90,641
2007	24,554	45,980
2008	8,028	6,770
2009	31,507	27,691
2010	108,312	127,944
2011	62,396	59,294

	$346,734	$358,320

8.     ACCOUNTS RECEIVABLE:

	2003	2004
	(in thousands of Canadian dollars)
Trade	$76,308	$91,933
Interest receivable on swaps	—	4,689
Allowance for doubtful accounts	(7,220)	(6,134)

	$69,088	$90,488

  Allowance for doubtful accounts is provided for based systematically on the aging of the receivables.

9.     INVENTORIES:

	2003	2004
	(in thousands of Canadian dollars)
Subscribers' equipment	$11,828	$17,700
Video store materials	2,948	5,416
Other supplies and spare parts	8,422	7,035

	$23,198	$30,151

10.   FIXED ASSETS:

	2003
	Cost	Accumulated depreciation	Net book value
	(in thousands of Canadian dollars)
Receiving and distribution networks	$1,446,970	$685,404	$761,566
Furniture and equipment	211,320	149,742	61,578
Terminals and operating system	140,467	82,384	58,083
Buildings	21,656	8,533	13,123
Coding and transmission material	7,481	4,651	2,830
Land	1,822	—	1,822

	$1,829,716	$930,714	$899,002

Receiving and distribution networks	$1,564,393	$778,741	$785,652
Furniture and equipment	218,065	164,794	53,271
Terminals and operating system	103,382	75,063	28,319
Buildings	21,364	8,777	12,587
Coding and transmission material	7,648	5,154	2,494
Land	1,680	—	1,680

	$1,916,532	$1,032,529	$884,003

11.   OTHER ASSETS:

	2003	2004
	(in thousands of Canadian dollars)
Long-term financing fees	$10,934	$15,765
Employee future benefit costs (note 3)	5,523	4,324
Development and pre-operating costs	438	1,648
Deferred connection fees	—	9,354
Video rental inventory	2,559	2,734
Investment	66	66
Other	407	607

	$19,927	$34,498

12.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

	2003	2004
	(in thousands of Canadian dollars)
Trade accounts payable and accruals	$47,971	$55,015
Subscribers' equipment suppliers	13,643	18,215
Royalties and service providers dues	56,858	46,100
Employees' salaries and dues	18,058	25,428
Pension plan and post-retirement accrued liability (note 3)	4,295	5,833
Provincial and federal sales tax	9,262	12,786
Interest	12,987	31,513

	$163,074	$194,890

13.   LONG-TERM DEBT:

	2003	2004
	(in thousands of Canadian dollars)
Bank facility (a):
Revolving credit	$—	$—
Term-loan C	355,630	—
Senior Secured First Priority Notes (b)	100,615	92,271
Senior Notes (c)	430,432	796,637
Subordinated loan — Quebecor Media Inc.	150,000	150,000

	1,036,677	1,038,908
Short-term portion of the long-term debt	50,000	—

Long-term portion of the long-term debt	$986,677	$1,038,908

  (a)
  Bank facility:

    Bank credit facility, bearing interest at Bankers' Acceptances and Canadian LIBOR rates, plus, in each case, a margin depending upon Vidéotron Ltée leverage ratio, is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Vidéotron Ltée and its subsidiaries, with some restrictions regarding CF Cable TV Inc. and its subsidiaries' assets.

    The credit facilities contain usual covenants such as maintaining certain financial ratios and certain restrictions as to the payment of dividends and acquisitions and dispositions of assets. The unused amount under the Revolving Facility at year-end is $450.0 million as at December 31, 2004 and $100.0 million as at December 31, 2003.

    On October 8, 2003, concurrently with the issuance of the Senior Notes, the Company repaid entirely and terminated its former bank facility term-loans A and B, borrowed an amount of $368.1 million under a term-loan C and reduced the authorized amount under the revolving credit facility from $150.0 million to $100.0 million. Term-loan C was payable in quarterly installments of $12.5 million beginning on December 1, 2003, and maturing on October 8, 2008 with a bullet payment of $118.1 million. The Company has reduced the interest fluctuation risk associated with the facility by using interest rate swaps under which the Company has fixed the payment of the interest. As at December 31, 2003, the outstanding balances include Bankers' Acceptance based advances of $355.2 million, and Prime Rate based advances of $0.4 million and the effective rates range from 3.86% to 5.0% at that date. On November 19, 2004, concurrently with the issuance of Senior Notes, the term-loan C, having a balance of $318.1 million, was repaid in full and the revolving credit facility was increased from $100.0 million to $450.0 million with an extended maturity date to November 2009.

  (b)
  Senior Secured First Priority Notes:

    Senior Secured First Priority Notes having a par value of US$75.6 million in 2003 and 2004 bear interest at the rate of 9.125% and mature in 2007. The Notes are redeemable at the option of the subsidiary, CF Cable TV Inc. on or after July 15, 2005 at 100% of the principal amount. These Notes are secured by first-ranking hypothecs on substantially all of the assets of CF Cable TV Inc. and certain of its subsidiaries. In addition, CF Cable TV Inc. and its subsidiaries have provided, to the extent permitted under the Notes Trust Indenture, guarantees in favour of the lenders under its parent credit agreement. In the case of realization on the assets of CF Cable TV Inc. and its subsidiaries, the proceeds thereof would be first used to repay, on a pro rata basis, and as described in an inter-creditor agreement entered into on June 29, 2001, between, among others, the agent under the parent's credit agreement and the trustee under the Notes Trust Indenture, the Senior Secured First Priority Notes and the first priority guarantees provided to the lenders under the parent's credit agreement.

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

    On November 19, 2004, the Company issued US$315.0 million of aggregate principal amount of Senior Notes at a premium of 5.0% for total proceeds of CA$396.2 million (US$330.8 million), before issuance fees of US$4.1 million. These Notes contain the same terms and conditions as described above and the Company has contracted cross-currency interest swaps to hedge foreign exchange fluctuations related to the interest and capital repayment of these Notes denominated in foreign currency. The first interest payment is due on January 15, 2005.

    In accordance with the Registered Exchange Offer, Vidéotron Ltée will complete, during the first quarter of 2005, the exchange of those Senior Notes for new Notes having substantially identical terms to the Senior Notes. These new Notes have been registered under the United States Securities Act of 1933. The Notes will be redeemable, in whole or in part, at any time on or after January 15, 2009, with a premium decreasing from 3.438% on January 15, 2009 to nil on January 15, 2012.

  (d)
  Subordinated loan — Quebecor Media Inc.:

    On March 24, 2003, the Company contracted a subordinated loan of $150.0 million from its parent company. The $150.0 million subordinated loan, maturing in March 2015, bears interest at the rate of 90-day Bankers' Acceptance rates plus 1.5%, payable in arrears on the last day of each quarter starting June 30, 2003. The obligations of the Company are subordinated in right of payment to the prior payment in full of all existing and future indebtedness of the Company under or in connection with the Credit Agreement. The holders of all other senior indebtedness of the Company will be entitled to receive payments in full of all amounts due on or in respect of all other existing and future senior indebtedness of the Company before the Lender is entitled to receive or retain payment of principal.

    In June 2003, the Company notified the Lender according to the subordinated loan agreement that it will stop the payment of all interests on the loan indefinitely. The amount of interests owed to Quebecor Media Inc. as at December 31, 2004 totaled $10.7 million ($5.4 million at December 31, 2003).

    Minimum principal payments on long-term debt in each of the next five years and thereafter are as follows:

(in thousands of Canadian dollars)
2005	$—
2006	—
2007	92,271
2008	—
2009	—
2010 and thereafter	946,637

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

    An unlimited number of common shares, without par value, voting and participating

	2003		2004
	Common Shares	Retractable preferred shares	Common shares	Retractable preferred shares
	(in thousands of Canadian dollars)
Issued and paid:
11,174,813 common shares	$173,236	$—	$173,236	$—
1 Preferred share, Series F	—	2,000	—	—

	$173,236	$2,000	$173,236	$—

  Vidéotron Ltée modified its articles of amalgamation as follows:

  On December 5, 2002, Vidéotron Ltée acquired from its parent company certain trademarks and the related future tax asset of $4.5 million. In consideration for this asset acquisition, the Company issued one Series E preferred share retractable at the option of the holder at $32.5 million. Since this transaction was between companies under common control, the stated capital of this share, amounting to the carrying value of the net assets acquired, being $4.5 million, has been recorded in share capital and the $28.0 million excess has been charged to retained earnings.

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

  On January 16, 2004 and September 30, 2004, Videotron Ltée issued 88,000 and 45,000 preferred shares Series G, respectively, to Groupe Divertissement SuperClub Inc., the wholly-owned subsidiary of Le Superclub Videotron Ltée, for a total cash consideration of $88.0 million and $45.0 million, respectively. Series G shares are eliminated upon consolidation.

  On March 26, 2004, the Company redeemed the Series F preferred share, for an amount of $3.7 million. The excess of the consideration paid over the preferred share's retractable value, in the amount of $1.7 million, has been charged to deficit.

15.   STOCK OPTION PLAN:

  Under a stock option plan established by the parent company, 6,185,714 Common Shares of the parent company were set aside for officers, senior employees and other key employees of the parent company and its subsidiaries. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value, at the date of grant, of the Common Shares of the parent company, as determined by the parent company's Board of Directors (if the Common Shares are not listed on a stock exchange at the time of the grant) or the trading price of the Common Shares of the parent company on the stock exchanges where such shares are listed at time of the grant. Unless authorized by the parent company's Compensation Committee for a change in control transaction, no options may be exercised by an optionee if the shares of the parent company have not been listed on a recognized stock exchange. At December 31, 2007, if the shares of the parent company have not been so listed, optionees will have between January 1 and January 31, each year to exercise their right to receive the difference between the fair market value and the exercise price of the options in cash. Except under specific circumstances and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the date of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant, (ii) equally over four years with the first 25% vesting on the second anniversary of the date of the grant, and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of the grant.

  The following table gives summary information on outstanding options granted by the parent company to the employees of the Company as at December 31, 2003 and 2004:

	2003		2004
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	268,532	$17.69	545,639	$18.25
Granted	339,271	18.69	48,756	22.25
Transferred and cancelled	(62,164)	18.18	(32,328)	16.70

Balance at end of year	545,639	$18.25	562,067	$18.69

Vested options at end of year	7,730	$16.17	73,569	$17.45

  The following table gives summary information on outstanding options as at December 31, 2004:

	Outstanding options		Vested options
Exercise price	Number	Weighted average years to maturity	Number	Weighted average exercise price
$15.19	32,258	8.41 years	6,452	$15.19
16.17	175,630	7.27 years	48,453	16.17
19.46	240,749	8.59 years	1,387	19.46
21.42	8,869	8.92 years	1,774	21.42
21.75	22,528	9.20 years	—	—
21.77	62,011	7.23 years	15,503	21.77
22.98	20,022	9.68 years	—	—

$15.19 to $22.98	562,067	8.09 years	73,569	$17.45

  For the year ended December 31, 2004, a charge of $2.2 million related to the plan was included in net income ($0.9 million for 2003).

16.   FINANCIAL INSTRUMENTS:

  (a)
  Fair value:

    The carrying amount of cash and cash equivalents, marketable securities, accounts receivable, issued and outstanding cheques, accounts receivable from/payable to affiliated companies, and accounts payable and accrued liabilities approximates their fair value as these items will be realized or paid within one year.

    As at December 31, the estimated fair values of long-term debt and derivative financial instruments are as follows:

	2003		2004
	Book value	Fair value	Book value		Fair value
	(in thousands of Canadian dollars)
Liabilities:
Financial liabilities:
Long-term debt	$1,036,677	$1,057,479	$1,038,908		$1,051,039
Derivative financial instruments:
Interest rate swaps	—	(9,460)	(4,579	) (i)	(4,579)
Assets (liabilities):
Cross currency interest rate swaps	(15,272)	(24,588)	(45,371)		(72,298)
Forward exchange	—	—	(8,476)		(8,414)

    (i)
    Including an amount of $1.2 million classified with interest payable in the balance sheet.

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

  (b)
  Management of interest rate risk and foreign exchange risk:

    The Company has entered into interest rate swaps to manage its interest rate exposure on its bank facility. The Company is committed to exchange, at specific intervals, the difference between the fixed and floating interest rate calculated by reference to the notional amounts. As at December 31, 2004, this bank facility was paid-off, but the Company is still committed to pay fixed interest rates ranging from 3.75% to 5.41% on a notional amount of $230.0 million, and will receive a floating interest rate based on Bankers' Acceptance having a three-month maturity. These swaps expire from 2005 to 2007.

    During the year ended December 31, 2003, the Company has concluded cross currency interest swaps to hedge the foreign exchange fluctuations related to its US Senior Notes by fixing the US/Canadian dollar exchange rate at 1.3425 on a notional amount of US$335.0 million, and by fixing the interest rate at 7.66% on a notional amount of $181.2 million, and by opting for a floating interest rate based on bankers' acceptance rate plus 2.73% on a notional amount of $268.5 million.

    During the year ended December 31, 2004, the Company has concluded cross-currency interest swaps to hedge the foreign exchange fluctuations relating to its US Senior Notes by fixing the US dollar/Canadian dollar exchange rate at 1.1950, and by fixing an interest rate at 7.45% on a notional amount of $149.4 million, and fixing the exchange rate at 1.2000 and by opting for a floating interest rate based on the bankers' acceptance rate plus 2.80% on a notional amount of $228.0 million. The Company also concluded a forward exchange contract to hedge the foreign exchange fluctuations relating to its CF Cable notes by fixing the US dollar/Canadian dollar exchange rate at 1.3573 on a notional amount of $53.5 million.

    During the year ended December 31, 2004, the Company concluded forward exchange contracts to hedge the foreign exchange fluctuations relating to its 2005 customers equipment purchases by fixing the US dollar/Canadian dollar exchange rate at 1.1974 on an amount of $18.5 million. These contracts are marked to market with changes in fair value recorded in the statement of operations.

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

17.   COMMITMENTS AND GUARANTEES:

  (a)
  Under the terms of operating leases, the Company is committed to make the following minimum annual lease payments over the next years:

(in thousands of Canadian dollars)
2005	$9,784
2006	5,554
2007	4,282
2008	3,221
2009	1,894
2010 and thereafter	2,261

    Furthermore, the Company is committed to buy in 2005 subscribers' equipment from a supplier for an estimated amount of $25.0 million.

    The operating lease expense for the year amounted to $12.9 (2003 — $12.2; 2002 — $15.8).

  (b)
  Disclosure of guarantees:

                Operating leases:

    The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. As at December 31, 2004, the maximum exposure in respect of these guarantees is $8.3 million and no amount has been recorded in the financial statements.

                Guarantees under lease agreements:

    A subsidiary of the Company has provided guarantees to the lessor of certain of the franchisees for operating leases, with expiry dates through 2016. If the franchisee defaults under the agreement, the subsidiary must, under certain conditions, compensate the lessor for the default. The maximum exposure in respect of these guarantees is $6.6 million. As at December 31, 2004, the subsidiary has not provided for any liability associated with these guarantees, since it is its present estimation that no franchisee will default under the agreement. Recourse against the sub-lessee is also available, up to the total amount due.

                Guarantees related to the Senior Notes:

    Under the terms of the indenture governing the Senior Notes, the Company is committed to pay any amount of withholding taxes that could eventually be levied by any Canadian Taxing Authority on payments made to the lenders, so that the amounts the lenders would receive are not less than amounts receivable if no taxes are levied. The amount of such guarantee is not limited and it is not possible for the Company to establish a maximum amount of the guarantee as it is dependent exclusively on future actions, if any, by the Taxation Authorities. Although no recourse exists for such liability, the Company has the right to redeem such long-term debt at their face value, if such taxes were levied by the Canadian Taxing Authorities, thereby terminating the guarantee.

18.   SUPPLEMENTAL CASH FLOW INFORMATION:

	2002	2003	2004
	(in thousands of Canadian dollars)
Non-cash financing and investing activities:
(i) Purchase of fixed assets financed by accounts payable and accrued liabilities	$—	$958	$5,669
(ii) Issuance of share capital in consideration of the acquisition of a subsidiary	—	2,000	—
(iii) Issuance of share capital in consideration of the future tax asset related to the trademark acquired from the parent company	6,080	—	—
(iv) Spending in deferred charges financed by accounts payable and accrued liabilities and by affiliated companies	946	1,195	1,209

19.   RELATED PARTY TRANSACTIONS:

  In addition to the transactions disclosed elsewhere in these financial statements, the Company entered into the following transactions with affiliated companies. These transactions have been recorded at the exchange value, which is the amount established and agreed to by the related parties:

	2002	2003	2004
	(in thousands of Canadian dollars)
Parent company:
Operating and administrative expenses	$16,060	$8,492	$10,329
Operating and administrative expenses recovered	(456)	(216)	(159)
Acquisition of fixed and intangible assets	3,895	1,613	—
Proceeds from disposal of fixed assets	(586)	—	—
Companies under common control:
Operating revenue	1,693	2,450	1,915
Direct costs	26,939	18,271	15,846
Operating and administrative expenses	35,877	34,087	29,769

  The Company and a company under common control entered into a signal transmission services agreement until 2014, renewable for an additional 15-year period. The service charges arising from this agreement amounted to $8.4 million in 2002, $7.0 million in 2003 and $6.5 million in 2004.

  The Company and a company under common control entered into internet bandwith services agreement until 2004, renewable for a 12-month period. Service charges arising from this agreement amounted to $21.2 million in 2002, $12.2 million in 2003 and $6.1 million in 2004.

20.   CONTINGENCIES:

  In November 2001, the Company terminated a sale service agreement with a supplier who is suing for breach of contract for an amount of $4.7 million. It is not possible to determine the outcome of this claim.

  On March 13, 2002, a legal action was initiated by the shareholders of a cable company against Vidéotron Ltée. They contend that Vidéotron Ltée did not honor its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensations totalling $26.0 million. Management of the Company claims that the suit is not justified and intends to defend vigorously its case in Court.

  In the normal course of business, the Company is a party to various claims and lawsuits. Even though the outcome of these various pending cases as at December 31, 2004 cannot be determined with certainty, the management of the Company believes that their outcome will not have a material adverse impact on its operating results or financial position.

21.   SUBSEQUENT EVENT:

  On January 1, 2005, the subsidiary Videotron TVN ltée was wound-up in Videotron Ltée.

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

Consolidated Statements of Operations

	2002	2003	2004
	(Restated — note 1(b))
	(in thousands of Canadian dollars)
Net income (loss) for the year based on Canadian GAAP	$11,483	$63,311	$147,372
Adjustments:
Push-down basis of accounting (i)	2,838	(7,954)	(18,108)
Goodwill impairment (i) and (ii)	(2,004,000)	—	—
Development and pre-operating costs (iii)	2,744	2,485	(1,210)
Accounting for derivative instruments and hedging activities (iv)	3,338	1,607	12,266
Income taxes (v)	(856)	(774)	375

Net income (loss) for the year based on US GAAP	(1,984,453)	58,675	140,695
Other comprehensive loss (vi):
Pension and postretirement benefits (vii)	—	(613)	835
Accounting for derivative instruments and hedging activities (iv)	—	(843)	(14,473)

Comprehensive income (loss) based on US GAAP	$(1,984,453)	$57,219	$127,057

Accumulated other comprehensive loss at beginning of year	$(314)	$(314)	$(1,770)
Changes in the year	—	(1,456)	(13,638)

Accumulated other comprehensive loss at end of year	$(314)	$(1,770)	$(15,408)

Consolidated Shareholder's Equity

	2003	2004
	(in thousands of Canadian dollars)
Shareholder's equity (deficit) based on Canadian GAAP	$70,817	$38,030
Cumulative adjustments:
Push-down basis of accounting (i)	4,321,121	4,235,626
Goodwill impairment (ii)	(2,004,000)	(2,004,000)
Development and pre-operating costs (iii)	(446)	(1,656)
Accounting for derivative instruments and hedging activities (iv)	(13,352)	(15,559)
Income taxes (v)	139	514
Pension and postretirement benefits (vii)	(927)	(92)

Shareholder's equity based on US GAAP	$2,373,352	$2,252,863

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

    (d)
    Future income tax liability increased by $24.9 million; and

    (e)
    The $4,360.5 million excess of parent's cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,387.3 million was credited to contributed surplus. In 2004, the Company and its parent materialized income tax benefits in the amount of $84.3 million which had not been recognized at the date of acquisition. Therefore, the goodwill has been reduced by $84.3 million, contributed surplus has been reduced by $67.4 million and income tax expense for US GAAP purposes has been increased by $16.9 million.

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

  (iv)
  Accounting for derivative instruments and hedging activities:

    The Company adopted, at the beginning of 2001, Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended (SFAS 133), which establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value with changes in fair value recorded in the statement of operations unless the instrument is effective and qualifies for hedge accounting. Under Canadian GAAP, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged position. Furthermore, under Canadian GAAP, the change in foreign exchange rate on long-term foreign currency denominated instrument is recorded either as an asset or liability when hedge accounting is used. Under US GAAP, these changes are recorded in the statement of operations or other comprehensive income based on whether a hedging relationship has been established which qualifies as a hedging relationship under US GAAP.

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

    The Company's Senior Notes due 2014 described in note 13 are guaranteed by specific subsidiaries of the Company (the "Subsidiary Guarantors"). The accompanying condensed consolidated financial information as at December 31, 2003 and 2004 and for the years 2002, 2003 and 2004 has been prepared in accordance with US GAAP. The information under the column headed "Combined Guarantors" is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed "Vidéotron Ltée". Each Subsidiary Guarantor is wholly-owned by the Company. All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law).

    The main subsidiaries included under the column "Subsidiary Guarantors" are Vidéotron TVN Inc. and Le SuperClub Vidéotron Ltée, and its subsidiary, Groupe de Divertissement SuperClub Inc.

    The "Non-Subsidiary Guarantors" are CF Cable TV Inc., Vidéotron (Régional) Ltée and Société d'Édition et de Transcodage T.E. Ltée.

Consolidated Statement of Operations
In accordance with United States GAAP
For the year ended December 31, 2002

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated
	(in thousands of Canadian dollars)
Revenues	$432,111	$211,569	$165,482	$(28,122)	$781,040
Direct cost	156,081	57,144	48,409	(2,590)	259,044
Operating and administrative expenses	178,868	76,275	56,569	(25,760)	285,952
Depreciation and amortization	83,901	36,393	17,721	(328)	137,687
Financial expenses	57,588	6,262	10,556	(1,556)	72,850
Impairment of goodwill	1,613,220	—	390,780	—	2,004,000
Other items	493	—	113	—	606

(Loss) income before the undernoted	(1,658,040)	35,495	(358,666)	2,112	(1,979,099)
Income taxes	(16,414)	10,153	11,427	—	5,166

	(1,641,626)	25,342	(370,093)	2,112	(1,984,265)
Share in the results of a company subject to significant influence	(310)	—	(666)	976	—
Non-controlling interest	—	—	95	93	188

Net (loss) income	$(1,641,316)	$25,342	$(369,522)	$1,043	$(1,984,453)

Consolidated Statement of Cash Flows
In accordance with United States GAAP
For the year ended December 31, 2002

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated
	(in thousands of Canadian dollars)
Cash flows from operating activities:
Net income (loss)	$(1,641,316)	$25,342	$(369,522)	$1,043	$(1,984,453)
Items not involving cash:
Depreciation and amortization	88,242	41,755	17,987	(328)	147,656
Future income taxes	(17,829)	7,309	10,612	—	92
Write-off of goodwill	1,613,220	—	390,780	—	2,004,000
Gain on foreign currency denominated debt	—	—	(1,628)	(583)	(2,211)
Other	(1,392)	1,041	1,010	96	755
Changes in non-cash operating working capital	106,998	(52,045)	(30,689)	(486)	23,778

	147,923	23,402	18,550	(258)	189,617
Cash flows from investing activities:
Acquisition of fixed assets	(49,993)	(29,568)	(12,853)	—	(92,414)
Net change in deferred charges	(923)	9,566	(89)	258	8,812
Amounts receivable from parent company and from affiliated companies	—	(2,088)	—	—	(2,088)
Other	1,677	142	(1,690)	—	129

	(49,239)	(21,948)	(14,632)	258	(85,561)
Cash flows from financing activities:
Repayment of long-term debt	(155,868)	—	(3,409)	—	(159,277)
Other	—	—	(95)	—	(95)

	(155,868)	—	(3,504)	—	(159,372)

Net increase (decrease) in cash and cash equivalents	(57,184)	1,454	414	—	(55,316)
Cash and cash equivalents, beginning of year	71,039	(2,325)	698	—	69,412

Cash and cash equivalents, end of year	$13,855	$(871)	$1,112	$—	$14,096

Consolidated Balance Sheet
In accordance with United States GAAP
As at December 31, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated
	(in thousands of Canadian dollars)
Assets
Current assets:
Cash and cash equivalents	$27,772	89	$468	$—	$28,329
Marketable securities	22,100	—	1,030	—	23,130
Accounts receivable	63,125	5,464	499	—	69,088
Amounts receivable from affiliated companies	86,109	127,157	335,968	(549,129)	105
Income taxes receivable	—	4,950	1,585	—	6,535
Inventories and prepaid expenses	14,615	14,881	640	—	30,136
Future income taxes	7,451	1,999	1,312	—	10,762

	221,172	154,540	341,502	(549,129)	168,085
Fixed assets	743,100	81,285	225,206	(489)	1,049,102
Goodwill	1,399,533	631,239	396,844	233,711	2,661,327
Other assets	470,170	407	4,411	(458,963)	16,025
Future income taxes	2,063	2,813	—	500	5,376

Total assets	$2,836,038	$870,284	$967,963	$(774,370)	$3,899,915

Liabilities and Shareholder's Equity
Current liabilities:
Issued and outstanding cheques	$2,584	$416	$51	$—	$3,051
Accounts payable and accrued liabilities	127,805	32,847	31,084	(27)	191,709
Amounts payable to a company under common control	210,192	98,642	258,623	(549,102)	18,355
Deferred revenue and prepaid services	50,536	18,900	19,879	—	89,315
Income taxes payable	310	7,784	45	—	8,139
Current portion of long-term debt	50,000	—	—	—	50,000

	441,427	158,589	309,682	(549,129)	360,569
Retractable preferred shares	2,000	—	—	—	2,000
Future income taxes	123,138	4,763	47,373	—	175,274
Long-term debt	887,401	—	123,984	(23,368)	988,017
Non-controlling interest in a subsidiary	—	—	10	693	703

	1,453,966	163,352	481,049	(571,804)	1,526,563
Shareholder's Equity:
Capital shares	173,236	43,427	235,025	(278,452)	173,236
Contributed surplus	3,476,551	643,065	660,187	(25,369)	4,754,434
Deficit	(2,266,499)	20,440	(407,744)	101,255	(2,552,548)
Other comprehensive loss	(1,216)	—	(554)	—	(1,770)

	1,382,072	706,932	486,914	(202,566)	2,373,352

	$2,836,038	$870,284	$967,963	$(774,370)	$3,899,915

Consolidated Statement of Operations
In accordance with United States GAAP
For the year ended December 31, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated
	(in thousands of Canadian dollars)
Revenues	$424,904	$245,920	$159,945	$(25,768)	$805,001
Direct cost	162,244	37,449	47,906	(1,632)	245,967
Operating and administrative expenses	139,858	103,718	61,103	(23,875)	280,804
Depreciation and amortization	82,468	33,048	17,794	(307)	133,003
Financial expenses	79,425	(1,557)	(13,555)	(1,889)	62,424
Other items	—	—	—	—	—

(Loss) income before the undernoted	(39,091)	73,262	46,697	1,935	82,803
Income taxes	(14,811)	25,656	11,908	1,326	24,079

	(24,280)	47,606	34,789	609	58,724
Share in the results of a company subject to significant influence	6,470	—	77	(6,547)	—
Non-controlling interest	—	—	—	(49)	(49)

Net (loss) income	$(17,810)	$47,606	$34,866	$(5,987)	$58,675

Consolidated Statement of Cash Flows
In accordance with United States GAAP
For the year ended December 31, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated
	(in thousands of Canadian dollars)
Cash flows from operating activities:
Net income (loss)	$(17,810)	$47,606	$34,866	$(5,987)	$58,675
Items not involving cash:
Depreciation and amortization	86,340	37,250	17,484	(307)	140,767
Net premium and write-off of financing cost upon early redemption of long-term debt	17,094	—	—	—	17,094
Future income taxes	(16,361)	14,592	10,459	1,326	10,016
Adjustment of goodwill	2,012	—	488	—	2,500
Loss on disposal of fixed assets	(110)	18,507	50	—	18,447
Gain on foreign currency denominated debt	(1,649)	—	(21,251)	(723)	(23,623)
Share in the results of a company	(6,470)	—	(77)	6,547	—
Other	102	(148)	1,729	(811)	872
Changes in non-cash operating working capital	63,759	(71,359)	(23,225)	(45)	(30,870)

	126,907	46,448	20,523	—	193,878
Cash flows from investing activities:
Acquisition of fixed assets	(54,598)	(21,154)	(19,879)	5,347	(90,284)
Disbursements for deferred charges	—	(113)	—	—	(113)
Acquisition of short-term investments	(22,100)	—	(1,030)	—	(23,130)
Proceeds from disposal of fixed assets	5,651	3,494	27	(5,347)	3,825
Proceeds from investment	7,231	(7,231)	—	—	—
Other	—	(900)	—	—	(900)

	(63,816)	(25,904)	(20,882)	—	(110,602)
Cash flows from financing activities:
Repayment of long-term debt	(1,033,321)	—	(24)	—	(1,033,345)
Issuance of long-term debt	1,038,732	—	—	—	1,038,732
Financing cost on long-term debt	(9,086)	—	—	—	(9,086)
Recouping fees and termination swaps	(48,375)	—	—	—	(48,375)
Dividends to parent company	(19,956)	—	—	—	(19,956)
Other	20,248	(20,000)	(312)	—	(64)

	(51,758)	(20,000)	(336)	—	(72,094)

Net increase (decrease) in cash and cash equivalents	11,333	544	(695)	—	11,182
Cash and cash equivalents, beginning of year	13,855	(871)	1,112	—	14,096

Cash and cash equivalents, end of year	$25,188	$(327)	$417	$—	$25,278

Consolidated Statement of Operations
In accordance with United States GAAP
For the year ended December 31, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated
	(in thousands of Canadian dollars)
Revenues	$439,463	$282,872	$168,315	$(9,678)	$880,972
Direct cost	162,467	31,481	56,755	(261)	250,442
Operating and administrative expenses	123,412	131,734	45,203	(9,417)	290,932
Depreciation and amortization	85,157	37,111	20,317	—	142,585
Financial expenses	(13,857)	153,145	27,364	(1,200)	165,452
Dividend income from related companies	—	(121,824)	(16,658)	27,427	(111,055)

Income (loss) before the undernoted	82,284	51,225	35,334	(26,227)	142,616
Income taxes	20,620	(21,436)	2,407	230	1,821

	61,664	72,661	32,927	(26,457)	140,795
Share in the results of a company subject to significant influence	10,628	—	138	(10,766)	—
Non-controlling interest	—	—	(1)	(99)	(100)

Net income (loss)	$72,292	$72,661	$33,064	$(37,322)	$140,695

Consolidated Statement of Cash Flows
In accordance with United States GAAP
For the year ended December 31, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated
	(in thousands of Canadian dollars)
Cash flows from operating activities:
Net loss	$72,292	$72,661	$33,064	$(37,322)	$140,695
Items not involving cash:
Depreciation and amortization	86,290	40,451	20,314	—	147,055
Future income taxes	19,607	(21,667)	1,565	230	(265)
Loss on disposal of fixed assets	9,274	439	3,461	—	13,174
Loss on foreign currency denominated debt	—	—	1,332	(34)	1,298
Shares in the results of a company subject to significant influence	(10,628)	—	(138)	10,766	—
Other	(17,190)	(83)	1,553	(1,067)	(16,787)
Changes in non-cash operating working capital	(13,859)	4,045	33,740	—	23,926

	145,786	95,846	94,891	(27,427)	309,096
Cash flows from investing activities:
Acquisition of fixed assets	(70,842)	(41,753)	(24,098)	13,663	(123,030)
Acquisition of other assets	—	(412)	—	—	(412)
Proceeds on disposals of fixed assets	722	13,829	558	(13,663)	1,446
Acquisition of videos stores assets	—	(7,162)	—	—	(7,162)
Proceeds on disposal (acquisition) of market securities	2,100	—	(220)	—	1,880
Acquisition of shares of affiliated company	—	(1,100,000)	(165,000)	165,000	(1,100,000)
Proceeds from disposal of shares of affiliated company	—	1,100,000	165,000	(165,000)	1,100,000
Other	70,000	—	(70,010)	—	(10)

	1,980	(35,498)	(93,770)	—	(127,288)
Cash flows from financing activities:
Repayment of long-term debt	(355,630)	—	—	—	(355,630)
Issuance of long-term debt	396,244	—	—	—	396,244
Financing cost on long-term debt	(6,401)	—	—	—	(6,401)
Increase in long-term intercompany loan from affiliated company	—	935,000	165,000	—	1,100,000
Repayment of long-term intercompany loan from affiliated company	—	(935,000)	(165,000)	—	(1,100,000)
Redemption of retractable preferred shares	(3,660)	(165,000)	—	165,000	(3,660)
Dividends to parent company	(171,002)	(61,658)	—	27,427	(205,233)
Issuance of preferred shares	—	165,000	—	(165,000)	—
Other	311	—	(390)	—	(79)

	(140,138)	(61,658)	(390)	27,427	(174,759)

Net increase (decrease) in cash	7,628	(1,310)	731	—	7,049
Cash and cash equivalents, beginning of year	25,188	(327)	417	—	25,278

Cash and cash equivalents, end of year	$32,816	$(1,637)	$1,148	$—	$32,327

Consolidated Balance Sheet
In accordance with United States GAAP
As at December 31, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated
	(in thousands of Canadian dollars)
Assets
Current assets:
Cash and cash equivalents	$34,810	$108	$1,312	$—	$36,230
Marketable securities	20,000	—	1,250	—	21,250
Accounts receivable	81,589	8,213	686	—	90,488
Amounts receivable from affiliated companies	133,598	27,834	277,053	(438,480)	5
Income taxes receivable	8,526	79	19	—	8,624
Inventories and prepaid expenses	11,488	23,461	601	—	35,550
Future income taxes	49,589	184	8,455	—	58,228

	339,600	59,879	289,376	(438,480)	250,375
Fixed assets	761,758	32,455	225,081	(489)	1,018,805
Goodwill	1,903,756	67,940	376,844	233,711	2,582,251
Other assets	441,324	136,351	3,616	(558,433)	22,858
Future income taxes	22,179	1,111	—	269	23,559

Total assets	$3,468,617	$297,736	$894,917	$(763,422)	$3,897,848

Liabilities and Shareholder's Equity
Current liabilities:
Issued and outstanding cheques	$1,994	$1,745	$164	$—	$3,903
Accounts payable and accrued liabilities	214,309	32,402	25,881	(5)	272,587
Amounts payable to affiliated companies	102,426	138,350	249,417	(438,475)	51,718
Deferred revenue and prepaid services	83,105	—	22,305	—	105,410
Income taxes payable	33	1,343	267	—	1,643

	401,867	173,840	298,034	(438,480)	435,261
Deferred revenue	4,480	—	1,724	—	6,204
Future income taxes	129,310	3,054	36,268	—	168,632
Long-term debt	941,910	—	116,840	(24,568)	1,034,182
Non-controlling interest in a subsidiary	—	—	—	706	706

	1,477,567	176,894	452,866	(462,342)	1,644,985
Shareholder's Equity:
Capital shares	306,235	31,559	165,025	(329,583)	173,236
Contributed surplus	3,983,147	81,725	652,298	(3,389)	4,713,781
(Deficit) retained earnings	(2,283,016)	7,558	(375,180)	31,892	(2,618,746)
Other comprehensive loss	(15,316)	—	(92)	—	(15,408)

	1,991,050	120,842	442,051	(301,080)	2,252,863

	$3,468,617	$297,736	$894,917	$(763,422)	$3,897,848

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF VIDÉOTRON TÉLÉCOM LTÉE

        We have audited the accompanying consolidated balance sheets of Vidéotron Télécom Ltée and its subsidiaries as at December 31, 2003 and 2004 and the related consolidated statements of operations, shareholder's equity and cash flows for each of the years in the two-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vidéotron Télécom Ltée and its subsidiaries at December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2004 in conformity with Canadian generally accepted accounting principles.

        Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 19 to the financial statements.

Chartered Accountants

Montréal, Canada
January 21, 2005

VIDÉOTRON TÉLÉCOM LTÉE

STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31, 2003 and 2004
(in thousands of Canadian dollars)

	2003	2004
Operating revenue	$75,558	$78,589
Direct costs	10,976	11,900

	64,582	66,689
Operating and administrative expenses (note 4)	47,261	44,435

Operating income before the undernoted	17,321	22,254
Depreciation and amortization (note 5)	35,866	33,647
Other (income) loss (note 6)	(1,423)	110
Other items (note 7)	2,492	1,526

	36,935	35,283

Loss before income taxes	(19,614)	(13,029)
Income taxes (note 8):
Current	612	428
Future	(6,054)	(3,935)

	(5,442)	(3,507)

Net loss	(14,172)	(9,522)
Deficit at beginning of year	(78,038)	(92,210)
Acquisition and wind-up of a company under common control acquired in March 2004 (note 3)	—	(2,583)

Deficit at end of year	$(92,210)	$(104,315)

See accompanying notes to financial statements.

VIDÉOTRON TÉLÉCOM LTÉE

BALANCE SHEETS

As at December 31, 2003 and 2004
(in thousands of Canadian dollars)

	2003	2004
Assets
Current assets:
Accounts receivable (note 9)	$14,113	$15,523
Amounts receivable from parent company	4,385	—
Inventories	4,886	3,490
Prepaid expenses	1,966	2,459
Future tax assets (note 8)	1,665	353

	27,015	21,825
Fixed assets (note 10)	215,167	205,699
Future tax assets (note 8)	37,385	43,370
Other assets (note 11)	1,602	1,663

	$281,169	$272,557

Liabilities and Shareholder's Equity
Current liabilities:
Bank indebtedness	$920	$747
Accounts payable and accrued liabilities	18,546	18,755
Accounts payable to affiliated companies (note 12)	1,067	4,228
Deferred revenue	2,956	2,566

	23,489	26,296
Retractable preferred shares (note 13)	1,543	2,229
Shareholder's equity:
Share capital (note 13)	344,212	160,357
Contributed surplus (note 13)	4,135	187,990
Deficit	(92,210)	(104,315)

	256,137	244,032
Commitments (note 15)
Contingencies (note 18)

	$281,169	$272,557

See accompanying notes to financial statements.

VIDÉOTRON TÉLÉCOM LTÉE

STATEMENTS OF CASH FLOWS

Years ended December 31, 2003 and 2004
(in thousands of Canadian dollars)

	2003	2004
Cash flows from operating activities:
Net loss	$(14,172)	$(9,522)
Adjustments for:
Depreciation and amortization	35,866	33,647
Future income taxes	(6,054)	(3,935)
Write-down and write-off of assets (note 7)	2,492	—
(Gain) loss on disposal and write-off of assets	(150)	390
Loss on exit of an operating lease at cease-use date (note 4 (b))	—	652

	17,982	21,232
Net change in non-cash operating items (note 14 (a))	40	(178)

	18,022	21,054
Cash flows from investing activities:
Purchase of other assets	(80)	(8)
Acquisition of fixed assets	(17,839)	(21,423)
Proceeds from sale of fixed assets	295	1,544
Acquisition of easements	—	(994)

	(17,624)	(20,881)
Cash flows from financing activities:
Repayment of obligations under capital lease	(161)	—

Net decrease in bank indebtedness	237	173
Bank indebtedness, beginning of year	(1,157)	(920)

Bank indebtedness, end of year	$(920)	$(747)

See accompanying notes to financial statements.

VIDÉOTRON TÉLÉCOM LTÉE

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2003 and 2004
(tabular amounts in thousands of Canadian dollars)

        The Company was incorporated under Part 1A of the Québec Companies Act and provides telecommunication services in the business sector.

1.     ACCOUNTING CHANGES:

  (a)
  Long-lived assets:

    Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA ") Handbook Section 3063, "Impairment of Long-Lived Assets". Long-lived assets, including fixed assets and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. If the sum of undiscounted net cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. During the year ended December 31, 2004, no such impairment had occurred.

  (b)
  Asset retirement obligation:

    Effective January 1, 2004, the Company retroactively adopted CICA Handbook Section 3110 "Asset Retirement Obligation". The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of a tangible long-lived asset that result from their acquisition, construction, development or normal operations.

    The standard requires the Company to record the fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The asset retirement cost is capitalized as part of the related asset and is amortized to earnings over time. The standard describes the fair value of a liability for an asset retirement obligation as the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in forced or liquidation transaction and is adjusted for any changes resulting from passage of time and any changes to the timing or the amount of the original estimate or undiscounted cash flows. The Company is subsequently required to allocate the asset retirement cost to expense using a systematic and rational method over the asset useful life.

    The adoption of this standard had no impact on the Company's financial position, results of operations or cash flows.

2.     SIGNIFICANT ACCOUNTING POLICIES:

  (a)
  Cash and cash equivalents:

    Cash and cash equivalents are comprised of cash and term deposits with initial maturities of less than three months, less outstanding cheques.

  (b)
  Inventories:

    Inventories consist primarily of fiber optic cables and related electronics equipment and are valued at the lower of cost, determined essentially on a weighted average cost basis, or replacement value.

  (c)
  Fixed assets:

    Fixed assets are recorded at cost, net of related grants and investment tax credits. Cost includes primarily equipment and direct labour, but also includes financial expenses relating to projects to construct and connect external and internal telecommunication networks for those projects that extend beyond a three-month period. Acquisition, improvement and replacement costs are capitalized, whereas expenses for maintenance and repairs are charged to operating and administrative expenses.

    The Company reviews the recoverability of fixed assets whenever events or circumstances indicate that the carrying amount may not be recoverable. Recoverability and measurement of the decline in value are estimated by comparing the carrying amounts of an asset or of a group of assets to undiscounted net cash flows expected to be generated by asset or that group of assets.

    Depreciation is calculated using the following depreciation methods and periods or rates:

Asset	Method	Rate/period
Telecommunication networks	Straight-line	20 years
Technical equipment	Mainly straight-line	3 to 20 years
Furniture and fixtures	Declining balance	20% to 30%
	and straight-line	3 to 7 years
Buildings	Declining balance	5%
Leasehold improvements	Straight-line	Over the lease term

    Equipment under capital leases is depreciated using the same method, rate or period than the purchased equipment.

  (d)
  Intangible assets:

    Easements have indefinite useful lives and are not amortized.

    Intangible assets that have an indefinite useful life are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value and an impairment loss is recognized in the statement of operations, if any.

  (e)
  Other assets:

    Deferred charges are recorded at cost and include primarily expenses relating to the pre-operating period of certain telecommunication operations. These charges are amortized on a straight-line basis over a period of three to five years. Licenses are amortized using the straight-line method over a period of eight years.

  (f)
  Future taxes:

    Future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Future income tax assets and liabilities resulting from a change in tax rates are recognized in income in the period that includes the enactment date. Future income tax assets are recognized and, if realization is not considered "more likely than not", a valuation allowance is provided.

  (g)
  Revenue recognition and deferred revenue:

    Operating revenue related to service contracts is recognized in income over the life of the specific contracts on a straight-line basis representing the period over which the services are provided. Operating revenue from telecommunication services, network access fees and point-to-point telephony is recorded when services are provided. When customers are invoiced, the portion of unearned revenue is recorded as deferred revenue.

  (h)
  Currency translation:

    Revenue and expense items arising from transactions in foreign currency are converted into Canadian dollars at the rate in effect on the transaction date. Monetary assets and liabilities are converted into Canadian dollars at the rates in effect at the balance sheet date, non-monetary items are translated at the rates in effect on the transaction date. Exchange gains or losses are recognized in income.

  (i)
  Pensions:

    Certain employees of the Company participate in a multi-employer defined benefits pension plan sponsored by affiliated companies. This plan provides for the payment of benefits based on the number of years of service and career average earnings of the employees covered by the plans. Accordingly, pension costs are recorded as if the plan is a defined contribution plan.

    Also, other employees of the Company participate in defined contribution pension plans sponsored by affiliated companies. The Company also contributes to its unionized and administrative employees personal registered retirement savings plans. The Company accounts for the cost of its share of the defined contribution pension plans and to the retirement savings plan on the accrual basis of accounting.

  (j)
  Use of estimates:

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.     CORPORATE REORGANIZATION:

  On March 1, 2004, the Company has acquired from its parent company all the outstanding shares of Mensys Business Solutions Centre Inc. ("Mensys"), at an agreed value of $686,000. On December 19, 2003, Mensys sold its entire business to a third party and, since then, Mensys is an inoperative company. As consideration, the Company issued one Class C share, with a stated capital of $686,000. The Company wound up Mensys on the same date. As this transaction is between companies under common control, the net assets acquired were recorded by the Company at the carrying amount in the books of Mensys. The impact of the acquisition and wind-up is summarized as follows:

Net liabilities acquired:
Future tax assets	$686
Taxes receivable	47
Assumption of amounts payable to affiliated companies	(2,630)

Net liabilities assumed	$(1,897)

Consideration:
Issuance of 1 Class C retractable preferred share	$686
Deficit assumed upon acquisition and wind-up of Mensys	(2,583)

$(1,897)

4.     OPERATING AND ADMINISTRATIVE EXPENSES:

  (a)
  Pension plans:

    Pension plan costs recorded for the pension plans and the retirement savings plan amounted to $1,290,000 for the year ended December 31, 2003 and to $810,000 for the year ended December 31, 2004 and were charged to operating and administrative expenses.

  (b)
  Operating and administrative expenses:

    During the year, the Company has put in place a restructuring plan of its activities in Ontario which has resulted in the abandonment of an operating lease, for which the fair value of the remaining lease payments, net of the expected lease rental revenue from the cease-use date to the end of the lease, amounting to $652,000, has been recorded in the operating expenses.

5.     DEPRECIATION AND AMORTIZATION:

	2003	2004
Fixed assets	$32,928	$32,706
Deferred charges	2,753	872
Licenses	69	69
Other	116	—

	$35,866	$33,647

6.     OTHER (INCOME) LOSS:

	2003	2004
Interest on advances to an affiliated company	$(248)	$(152)
Other interest expenses	23	211
Foreign exchange (gain) loss	(1,198)	51

	$(1,423)	$110

7.     OTHER ITEMS:

	2003	2004
Network outages recovery	$—	$(479)
Loss on write-down of fiber optic (i)	1,704	—
Write-off of fixed assets (ii)	788	—
Severance pay and other charges (iii)	—	2,005

	$2,492	$1,526

  (i)
  In November 2003, the Company concluded an agreement with a supplier to settle a claim for breach of contract related to the purchase of fiber optic cables. Under this agreement and to meet the conditions of its purchase commitments, the Company paid $2.9 million for fiber optic having a fair value of $1.2 million. Accordingly, a write-down of $1.7 million has been recorded.

  (ii)
  In June 2003, the Company reduced its administration office space which resulted in a net write-off of fixed assets of $788,000.

  (iii)
  In September 2004, the Company settled outstanding claims with former management employees, for a total amount of $3.5 million, of which $1.5 million was already recorded in the books.

8.     INCOME TAXES:

  The following schedule reconciles income taxes computed on the loss before income taxes using the combined basic income tax rate and the effective income tax rate:

	2003	2004
Income taxes based on the combined:
Federal and provincial basic income tax rate of 31.02% (2003 — 33.12%)	$(6,492)	$(4,041)
Change due to the following items:
Non-deductible charges	45	12
Federal large corporation tax	490	405
Other	515	117

Effective income tax	$(5,442)	$(3,507)

  The tax effects of significant items comprising the Company's net future tax assets are as follows:

	2003	2004
Future tax assets:
Operating loss carryforwards	$22,544	$30,129
Fixed assets and other assets	14,841	13,241
Provisions	1,665	353

Net future tax assets	39,050	43,723
Less current future tax asset	(1,665)	(353)

Net long-term future tax asset	$37,385	$43,370

  As at December 31, 2004, the Company had net operating loss carryforwards for income tax purposes available to reduce future federal and provincial taxable income of approximately $106,379,000 and $81,631,000 as follows:

	Federal	Provincial
2005	$13,476	$10,569
2006	4,705	4,331
2007	17,588	17,588
2008	6,419	2,910
2009	195	98
2010	34,978	24,567
2011	29,018	21,568

	$106,379	$81,631

9.     ACCOUNTS RECEIVABLE:

	2003	2004
Trade:
Third parties	$5,924	$7,725
Companies under common control	7,892	7,798
Parent company	291	—
Current portion of loans to employees	6	—

	$14,113	$15,523

10.   FIXED ASSETS:

	2003
	Cost	Accumulated depreciation	Net book value
Telecommunication networks	$137,702	$38,020	$99,682
Technical equipment	163,253	90,514	72,739
Furniture and equipment	75,220	46,779	28,441
Buildings	14,463	3,858	10,605
Leasehold improvements	5,132	2,582	2,550
Land	1,150	—	1,150

	$396,920	$181,753	$215,167

	2004
	Cost	Accumulated depreciation	Net book value
Telecommunication networks	$140,957	$44,937	$96,020
Technical equipment	178,885	108,290	70,595
Furniture and equipment	80,131	55,381	24,750
Buildings	15,423	4,407	11,016
Leasehold improvements	4,902	2,734	2,168
Land	1,150	—	1,150

	$421,448	$215,749	$205,699

  Included in technical equipment is equipment under capital lease having a cost of $1,040,000 and accumulated depreciation of $728,000 and $876,000 as at December 31, 2003 and 2004, respectively.

11.   OTHER ASSETS:

	2003	2004
Deferred charges (including $14,281 of accumulated depreciation) (2003 — $13,409)	$1,180	$316
Licenses (including $190 of accumulated depreciation) (2003 — $121)	422	353
Easements at cost (with indefinite life)	—	994

	$1,602	$1,663

12.   ACCOUNTS PAYABLE TO AFFILIATED COMPANIES:

	2003	2004
Companies under common control	$203	$242
Parent company	—	3,153
Ultimate parent company	864	833

	$1,067	$4,228

13.   SHARE CAPITAL:

  Authorized:

  An unlimited number, without par value:

    Class A shares, voting and participating

    Class B shares, non-voting, participating, retractable at the amount of paid-up capital

    Class C shares, non-voting, non-participating, fixed monthly non-cumulative preferred dividend of 1% computed on the redemption price of the preferred shares, retractable and redeemable

	2003	2004
Issued and paid:
2,515,276 Class A shares (1,171,772 in 2003)	$160,357	$160,357
Nil Class B non-voting shares (183,855 in 2003)	183,855	—
2 Class C shares (1 in 2003)	1,543	2,229

	345,755	162,586
Less retractable preferred shares classified as liabilities:
2 Class C shares (c) (1 in 2003)	(1,543)	(2,229)

	$344,212	$160,357

  (a)
  In June 2004, the Company converted the 183,855 Class B shares into 1,343,504 Class A shares. Furthermore, the Company has reduced the paid-up capital of the Class A shares by $183,855,000 and has credited this amount to contributed surplus.

  (b)
  On March 1, 2004, the Company issued 1 Class C share in consideration of the acquisition of all outstanding shares of Mensys, an inactive subsidiary of the parent company (see note 3), in the amount of $686,000.

14.   ADDITIONAL CASH FLOW INFORMATION:

	2003	2004
(a) Net change in non-cash operating items:
Accounts receivable	$13,310	$(1,415)
Inventories	(390)	1,396
Prepaid expenses	544	(493)
Accounts payable and accrued liabilities	(2,473)	(1,221)
Amounts payable to affiliated companies	(10,719)	1,945
Current income taxes	(109)	—
Deferred revenue	(123)	(390)

	$40	$(178)

(b) Other items:
Income taxes paid	$596	$510
Interest paid	98	226
Interest received	(117)	(119)
(c) Purchase of fixed assets financed by accounts payable	156	3,905

15.   COMMITMENTS:

  Under the terms of various operating leases, the Company is committed to make the following minimum annual rental payments:

2005	$5,449
2006	5,417
2007	3,468
2008	1,531
2009	1,450
2010 and subsequent years	10,729

  The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $79,000 ($254,000 in 2003).

16.   FINANCIAL INSTRUMENTS:

  (a)
  Fair value:

    The carrying value of accounts receivable, amounts receivable from parent company, bank indebtedness, accounts payable and accrued expenses and amounts payable to affiliated companies and to parent company approximates their fair value, as these items are short-term in nature.

  (b)
  Credit risks:

    In the normal course of business, the Company assesses regularly the financial position of its clients and reviews the credit history of all new clients. The Company records an allowance for doubtful accounts to cover its exposure to specific customers' credit risks and historical trends.

17.   RELATED PARTY TRANSACTIONS:

  In addition to transactions disclosed elsewhere in the financial statements, the Company has entered into the following related party transactions, in the normal course of business. These transactions have been recorded at the exchange value, which is the amount established and agreed to by the related parties:

	2003	2004
Ultimate parent company:
Operating revenue	$80	$70
Operating and administrative expenses	900	1,101
Parent company:
Interest revenues	248	152
Companies under common control:
Operating revenue	24,725	27,479
Operating and administrative expenses	884	5,019
Acquisition of fixed assets	26	3,268

18.   CONTINGENCIES:

  In the normal course of business, the Company is involved in various claims and litigations. The Company is also being sued by former management employees for wrongful dismissal and other reasons following the reorganization plan established in February 2001. Even if the outcome of these various pending cases as at December 31, 2004 cannot be determined with certainty, the Company believes that they will not have a material adverse impact on its financial position or operating results.

19.   SIGNIFICANT DIFFERENCES BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) AND THE UNITED STATES:

  The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which are different in some respects from those in the United States ("US"), as described below. The following tables set forth the impact of significant differences between Canadian GAAP and US GAAP on the Company's financial statements.

Consolidated Statements of Operations

	2003	2004
Net loss for the year based on Canadian GAAP	$(14,172)	$(9,522)
Adjustments:
Reversal of amortization expense on development and pre-operating costs (ii)	493	489
Income taxes (iii)	(163)	(192)

Net loss and comprehensive loss for the year based on US GAAP	$(13,842)	$(9,225)

Consolidated Shareholder's Equity

	2003	2004
Shareholder's equity based on Canadian GAAP	$256,137	$244,032
Cumulative adjustments:
Push-down basis of accounting (i)	270,627	270,627
Goodwill impairment (i)	(270,627)	(270,627)
Development and pre-operating costs (ii)	(730)	(241)
Income taxes (iii)	267	75

Shareholder's equity based on US GAAP	$255,674	$243,866

  (i)
  Push-down basis of accounting:

    The reconciliation of net income and shareholder's equity from Canadian GAAP to US GAAP reflects the push-down of the purchase price in connection with the acquisition on October 23, 2000, by Quebecor Media Inc., the ultimate parent company of Vidéotron Télécom Ltée. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the fair value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

    The principal adjustment, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical consolidated financial statements of the Company to reflect Parent's cost basis consisted in the recording of goodwill in the amount of $270.6 million with a corresponding amount in the contribution surplus. This goodwill has been completely written off following the implementation of the CICA Handbook Section 3062 and the US equivalent standard.

  (ii)
  Development and pre-operating costs:

    Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability, are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

  (iii)
  Income taxes:

    This adjustment represents the tax impact of the US GAAP adjustments.

QuickLinks

TABLE OF CONTENTS
EXPLANATORY NOTES
FORWARD-LOOKING STATEMENTS
EXCHANGE RATES
SIGNATURE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
VIDÉOTRON LTÉE CONSOLIDATED STATEMENTS OF OPERATIONS Years ended December 31, 2002, 2003 and 2004 (in thousands of Canadian dollars)
VIDÉOTRON LTÉE CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY Years ended December 31, 2002, 2003 and 2004 (in thousands of Canadian dollars)
VIDÉOTRON LTÉE CONSOLIDATED BALANCE SHEETS As at December 31 (in thousands of Canadian dollars)
VIDÉOTRON LTÉE CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2002, 2003 and 2004 (in thousands of Canadian dollars)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
VIDÉOTRON TÉLÉCOM LTÉE STATEMENTS OF OPERATIONS AND DEFICIT Years ended December 31, 2003 and 2004 (in thousands of Canadian dollars)
VIDÉOTRON TÉLÉCOM LTÉE BALANCE SHEETS As at December 31, 2003 and 2004 (in thousands of Canadian dollars)
VIDÉOTRON TÉLÉCOM LTÉE STATEMENTS OF CASH FLOWS Years ended December 31, 2003 and 2004 (in thousands of Canadian dollars)
VIDÉOTRON TÉLÉCOM LTÉE NOTES TO FINANCIAL STATEMENTS Years ended December 31, 2003 and 2004 (tabular amounts in thousands of Canadian dollars)