Form 20-F
period 2005-12-31
VIDEOTRON LTEE
filed 2006-03-21
CIK 890746

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 033-51000
VIDEOTRON LTD. / VIDÉOTRON LTÉE
(Exact name of Registrant as specified in its charter)
Province of Québec, Canada
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
6 3/8% Senior Notes due December 15, 2015
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
11,174,813 Common Shares
170,000 Preferred Shares, Series G
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes                               ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes                                ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes                                ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow.
       ☑ Item 17                          ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes                                ☑ No

EXPLANATORY NOTES
     All references in this annual report to “Videotron” or “our company,” as well as use of the terms “we,” “us,” “our” or similar terms, are references to Videotron Ltd. and, unless the context otherwise requires, its consolidated subsidiaries. All references in this annual report to “Quebecor Media” are to our parent company Quebecor Media Inc., and all references to “TVA Group” are to TVA Group Inc.
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
     We use certain financial measures that are not calculated in accordance with Canadian GAAP or U.S. GAAP to assess our financial performance. We use such non-GAAP financial measures because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies. We provide a definition of the non-GAAP financial measures as well as other measures used in this annual report and a reconciliation to the most directly comparable Canadian GAAP and U.S. GAAP financial measures in note 8 to the tables under “Item 3 — Key Information — Selected Financial Data” and the discussion under “Item 5 — Operating and Financial Review and Prospects.”
     On January 1, 2006, Videotron Telecom Ltd., or Videotron Telecom, was merged with and into us. Videotron Telecom had been a wholly-owned subsidiary of Quebecor Media. This merger will be accounted for using the continuity of interest method, and was not reflected in our consolidated financial statements ended December 31, 2005. See Note 21(i) to our audited consolidated financial statements for the year ended December 31, 2005. Videotron Telecom’s financial statements as of and for the periods ended December 31, 2005 are included under “Item 17. Financial Statements” of this annual report. Videotron Telecom’s financial statements for the period prior to January 1, 2006 are not included in our financial statements, and the discussion of our results and financial position prior to January 1, 2006 do not include Videotron Telecom.
     Unless otherwise indicated, information provided in this annual report, including all operating data, is as of December 31, 2005.
INDUSTRY AND MARKET DATA
     Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the Canadian Radio-Television and Telecommunications Commission, or the CRTC, as a source of Canadian data, and NCTA, A.C. Nielsen Media Research and Kagan Research LLC, as a source of U.S. data. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Similarly, internal surveys and industry and market data, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of this information. Circulation and market share data contained in this annual report is generally based on sources published in the fourth quarter of 2005.
- i -

FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate;

•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	our ability to continue to distribute a wide range of television programming and to attract large audiences;

•	labor disputes or strikes;

•	exchange rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
     We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under the section “Risk Factors.” Each of these forward-looking statements speaks only as of the date of this annual report. We will not update these statements unless the securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC, as described under Item 10. “Additional Information — Documents on Display.”
- ii -

EXCHANGE RATE INFORMATION
     The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On March 15, 2006, the inverse of the noon buying rate was Cdn$1.00 equals US$0.8656.

Year Ended:	Average(1)	High	Low	Period End

December 31, 2005	0.8282	0.8690	0.7872	0.8579
December 31, 2004	0.7719	0.8493	0.7158	0.8310
December 31, 2003	0.7205	0.7738	0.6349	0.7738
December 31, 2002	0.6370	0.6619	0.6200	0.6329
December 31, 2001	0.6446	0.6697	0.6241	0.6279

Month Ended:	Average(2)	High	Low	Period End

March 2006 (through March 15, 2006)	0.8704	0.8834	0.8609	0.8656
February 28, 2006	0.8704	0.8788	0.8638	0.8788
January 31, 2006	0.8642	0.8744	0.8528	0.8744
December 31, 2005	0.8610	0.8690	0.8521	0.8579
November 30, 2005	0.8463	0.8579	0.8361	0.8569
October 31, 2005	0.8493	0.8579	0.8413	0.8477
September 30, 2005	0.8491	0.8615	0.8418	0.8615

(1)	The average of the exchange rates on the last day of each month during the applicable year.

(2)	The average of the exchange rates for all days during the applicable month.
- iii -

PART I
ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3 — KEY INFORMATION
SELECTED FINANCIAL DATA
     The following tables present selected historical financial information derived from our audited consolidated financial statements included in this annual report, which are comprised of balance sheets as at December 31, 2004 and 2005 and the statements of operations, shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2005. The consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm. KPMG LLP’s report on our consolidated financial statements is included in this annual report. The selected consolidated statement of operations data presented below for the years ended December 31, 2001 and 2002 and the consolidated balance sheet data as at December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements not included in this annual report. The information presented below the caption “Operating Data” is not derived from our consolidated financial statements. The information presented below the caption “Other Financial Data” is unaudited except for cash flows and capital expenditures for the years ended December 31, 2001, 2002, 2003, 2004 and 2005. All information contained in the following tables should be read in conjunction with our consolidated financial statements, the notes related to those financial statements and the section entitled “Item 5. Operating and Financial Review and Prospects.”
     Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 22 to our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 included elsewhere in this annual report.

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(restated)(1)	(restated)(1)
	(dollars in thousands)
AMOUNTS UNDER CANADIAN GAAP
Statement of Operations Data:
Operating revenues:
Cable television	$607,942	$579,200	$558,887	$576,825	$618,346
Internet access	99,629	135,514	183,268	222,458	270,791
Telephony	—	—	—	—	21,088
Video stores	35,155	35,344	38,450	48,058	55,146
Other(1)	22,728	30,982	24,396	24,277	36,623

Total operating revenues	765,454	781,040	805,001	871,618	1,001,994

Direct cost(1)	227,322	259,686	245,967	250,442	287,455
Operating, general and administrative expenses(1)	274,202	285,816	283,784	279,999	332,187
Depreciation and amortization(1)	116,692	120,016	122,958	130,215	131,841
Financial expenses(2)	101,307	76,188	64,602	177,985	65,206
Dividend income from parent company(2)	—	—	—	(111,055)	—
Other items(3)	95,570	25,000	(2,500)	—	—
Income taxes (recovery) expense (1)	(10,076)	2,663	26,830	(3,440)	71,328
Non-controlling interest in a subsidiary	145	188	49	100	102
Amortization of goodwill(4)	13,331	—	—	—	—

Net (loss) income(1)(4)	$(53,039)	$11,483	$63,311	$147,372	$113,875

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(restated)(1)	(restated)(1)
	(dollars in thousands)
Balance Sheet Data (at period end):
Cash and cash equivalents	$80,935	$16,041	$28,329	$36,230	$32,223
Total assets(1)(6)	1,728,715	1,570,463	1,525,605	1,630,861	1,719,265
Long-term debt, excluding QMI subordinated loans(5)(6)(7)	1,310,179	1,119,625	886,677	888,908	971,697
QMI subordinated loans(6)	—	—	150,000	150,000	150,000
Common shares(5)	1	1	173,326	173,236	173,236
Shareholder’s equity(5)	$(328,673)	$(345,189)	$70,817	$38,030	$(58,072)

Year Ended December 31,
2001	2002	2003	2004	2005
(restated)(1)	(restated)(1)
(dollars in thousands, except ARPU and ratio)
Other Financial Data
Operating income(1)(8)	$263,930	$235,538	$275,250	$341,177	$382,352
Operating income margin(1)(8)	34.5%	30.2%	34.2%	39.1%	38.2%
Cash flows from operating activities	208,005	195,934	194,078	310,675	354,368
Cash flows used in investing activities	(135,305)	(91,878)	(110,802)	(128,867)	(246,882)
Cash flows from (used in) financing activities	5,327	(159,372)	(72,094)	(174,759)	(113,180)
Capital expenditures(9)	$133,319	$93,041	$90,284	$123,030	$191,827

Operating Data (unaudited):
Homes passed(10)	2,330,648	2,329,023	2,351,344	2,383,443	2,419,335
Basic cable customers(11)(12)	1,510,408	1,431,060	1,424,144	1,452,554	1,506,113
Basic cable penetration(12)(13)	64.8%	61.4%	60.6%	60.9%	62.3%
Digital customers	114,634	171,625	240,863	333,664	474,629
Digital penetration(14)	7.6%	12.0%	16.9%	23.0%	31.5%
Cable Internet customers	228,759	305,054	406,277	502,630	637,971
Cable Internet penetration(13)	9.8%	13.1%	17.3%	21.1%	26.4%
ARPU(12)(15)	$38.53	$40.70	$43.68	$46.50	$51.86
Ratio of earnings to fixed charges(16)	0.3	x	1.2	x	2.0	x	3.2	x	4.0	x

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(restated)(1)	(restated)(1)
	(dollars in thousands)
AMOUNTS UNDER U.S. GAAP
Statement of Operations Data:
Operating revenues:
Cable television	$607,942	$579,200	$558,887	$584,187	$621,493
Internet access	99,629	135,514	183,268	224,450	272,926
Telephony	—	—	—	—	21,983
Video stores	35,155	35,344	38,450	48,058	55,146
Other(1)	22,728	30,982	24,396	24,277	36,623

Total operating revenues	765,454	781,040	805,001	880,972	1,008,171

Direct cost(1)	227,800	259,044	245,967	250,442	287,455
Operating, general and administrative expenses(1)	281,833	285,952	280,804	290,932	340,192

Depreciation and amortization(1)	260,352	137,687	133,003	142,585	143,205
Financial expenses(2)	128,504	72,850	62,424	165,452	57,026
Dividend income from parent company(2)	—	—	—	(111,055)	—
Other items(3)	3,807	606	—	—	—
Income taxes(1)	(2,827)	5,166	24,079	1,821	64,672
Non-controlling interest in a subsidiary	145	188	49	100	102
Impairment of goodwill(4)	—	2,004,000	—	—	—

Net income (loss)(1)(4)	$(134,160)	$(1,984,453)	$58,675	$140,695	$115,519

	2001	2002	2003	2004	2005
	(restated)(1)	(restated)(1)
Balance Sheet Data (at period end):
Cash and cash equivalents	$80,935	$16,041	$28,329	$36,230	$32,223
Total assets(1)(6)	6,137,269	3,956,549	3,899,915	3,897,848	3,967,521
Long-term debt, excluding QMI subordinated loans(5)(6)(7)	1,310,179	1,119,625	888,017	884,182	943,835
QMI subordinated loans(6)	—	—	150,000	150,000	150,000
Common shares(5)	1	1	173,236	173,236	173,236
Shareholder’s equity(5)	3,975,890	1,963,438	2,373,352	2,252,863	2,150,955

	Year Ended December 31,
	2001	2002	2003		2004		2005
	(restated)(1)	(restated)(1)
	(dollars in thousands, except ratio)
Other Financial Data:
Operating income(1)(8)	$255,821	$236,044	$278,230		$339,598		$380,524
Operating income margin(1)(8)	33.4%	30.2%	34.6%		38.5%		37.7%
Cash flows from operating activities	$203,056	$189,617	$193,878		309,096		352,540
Cash flows used in investing activities	(130,356)	(85,561)	(110,602)		(127,288)		(254,054)
Cash flows from (used) in financing activities	5,327	(159,372)	(72,094)		(174,759)		(113,180)
Capital expenditures(9)	115,577	92,414	90,284		123,030		191,827
Ratio of earnings to fixed charges(16)	—	—	2.0	x	3.7	x	4.4	x

(1)	During the fourth quarter ended December 31, 2003, we revised our accounting policies in accordance with Canadian Institute of Chartered Accountants Handbook Section 1100, Generally Accepted Accounting Principles. This new accounting policy requires, among other things, that we expense, as they are incurred, the costs related to equipment subsidies granted to our customers, as well as customer reconnection costs. This change in our accounting policies has been applied retroactively, and the amounts presented for the prior periods have been restated for this change. Because this new accounting policy with respect to equipment subsidies and customer reconnection costs is consistent with the applicable existing accounting policy under U.S. GAAP, the retroactive application of this change has not affected the amounts presented for prior periods under U.S. GAAP.

(2)	In the first quarter of 2004, our wholly-owned subsidiary, Vidéotron (1998) ltée, entered into a back-to-back transaction with Quebecor Media. With respect to this back-to-back transaction, we made cash interest payments of $108.5 million to Quebecor Media in the year ended December 31, 2004, but we received $111.1 million in dividends from Quebecor Media in that same year. See “Item 5 — Operating and Financial Review and Prospects — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.”

(3)	Following the acquisition of us by Quebecor Media in 2000, our former employees exercised in-the-money options and we introduced a restructuring program in 2001. Other items for the year ended December 31, 2000 consisted primarily of payments made to our employees under our employee stock option plan and a restructuring provision. In 2001, our residential Internet protocol telephony project was suspended, and other items for the year ended December 31, 2001 consisted primarily of the write-off of fixed assets and deferred charges related to that project. In 2002, in connection with the renegotiation of two of our collective bargaining agreements, we put in place a second restructuring initiative resulting in a reduction of 300 employees, and other items consisted primarily of severance costs relating to this restructuring. Because the final severance costs relating to this restructuring were lower than estimated, the difference between the final severance costs and the estimated severance costs was reversed in 2003 and increased our net income in 2003 by approximately $2.5 million.

(4)	Effective January 1, 2002, we implemented Canadian Institute of Chartered Accountants Handbook Section 3062, Goodwill and Other Intangible Assets and its US equivalent, FAS 142. The new standards require that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually. At January 1, 2002, we had unamortized goodwill in the amount of $432.3 million under Canadian GAAP and $4,666.9 million under U.S. GAAP, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for the prior period have not been restated for this change. If this change in accounting policy were applied to the reported combined statements of operations for the prior period, the impact of the change, in respect of goodwill and intangible assets with indefinite useful lives not being amortized, would be as follows:

Year Ended
December 31, 2001
(restated; in thousands)
Net loss	$(53,039)
Goodwill amortization	13,331

Net (loss) before goodwill amortization	$(39,708)

AMOUNTS UNDER U.S. GAAP
Net loss	$(134,160)
Goodwill amortization	119,142

Net (loss) before goodwill amortization	$(15,018)

(5)	Long-term debt, excluding QMI subordinated loans, means long-term debt and a promissory note payable to a company under common control less the QMI subordinated loans, and it does not include the retractable preferred shares held by Quebecor Media. The retraction price of the retractable preferred shares was $300.0 million as of December 31, 2001 and $332.5 million as of December 31, 2002. During the year ended December 31, 2003, $332.5 million of the retractable preferred shares were converted into our common shares. The excess of the retraction price of the preferred shares over the stated capital converted into common shares was credited to our contributed surplus account in an amount of $301.2 million. The outstanding $2.0 million of retractable preferred shares as of December 31, 2003 was redeemed for an amount of $3.7 million. The excess of the consideration paid over the preferred shares was charged to deficit in an amount of $1.7 million. No retractable preferred share was outstanding as at December 31, 2005.

(6)	The term “QMI subordinated loans” refers to the $150.0 million subordinated loan due 2015 we entered into in favor of Quebecor Media and the $1.1 billion subordinated loan due 2019 our subsidiary Vidéotron (1998) ltée, which was a guarantor of our notes, entered into on January 16, 2004 in favor of Quebecor Media. Interest on the $150.0 million subordinated loan throughout its term is payable in cash at our option. The QMI subordinated loans have been excluded from long-term debt because under the terms of our notes, all payments on the $150.0 million subordinated loan are restricted payments treated in the same manner as dividends on our common shares, and the proceeds of our $1.1 billion subordinated loan has been invested in retractable preferred shares of Quebecor Media as part of a back-to-back transaction to reduce our income tax obligations. On December 16, 2004, Quebecor Media redeemed its $1.1 billion of retractable preferred shares, and we used the proceeds to repay our $1.1 billion subordinated loan. On January 17, 2006, we reimbursed the $150.0 million subordinated loan due 2015 and all interest owed at that date for a total consideration of $168.0 million. The QMI subordinated loans are reflected as long-term debt on our consolidated balance sheet. See Item 5 — Operating and Financial Review and Prospects — Operating Results — Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.”

(7)	We believe that long-term debt, excluding QMI subordinated loans, is a meaningful measure of the amount of our indebtedness we have from the perspective of a holder of the notes because the QMI subordinated loans are subordinated in right of payment to the prior payment in full of senior indebtedness, including the notes; all payments on the $150.0 million subordinated loan are restricted payments, under the terms of the notes, treated in the same manner as dividends on our common shares; and the proceeds of our $1.1 billion subordinated loan were invested in retractable preferred shares of Quebecor Media as part of a back-to-back transaction to reduce our income tax obligations. This back-to-back transaction was unwound on December 16, 2004. Consequently, we use long-term debt, excluding QMI subordinated loans, in this annual report. Long-term debt, excluding QMI subordinated loans, is not intended to be a measure that should be regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with U.S. GAAP or Canadian GAAP. Long-term debt, excluding QMI subordinated loans, is calculated from and reconciled to long-term debt as follows:

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(restated)
	(unaudited; dollars in millions)
AMOUNTS UNDER CANADIAN GAAP
Long-term debt	$1,287.7	$1,119.6	$1,036.7	$1,038.9	$1,121.7
Promissory note to a company under common control	22.5	—	—	—	—
QMI subordinated loans	—	—	(150.0)	(150.0)	(150.0)

Long-term debt, excluding QMI subordinated loans, as defined	$1,310.2	$1,119.6	$886.7	$888.9	$971.7

AMOUNTS UNDER U.S. GAAP
Long-term debt	$1,287.7	$1,119.6	$1,038.0	$1,034.2	$1,093.8
Promissory note to a company under common control	22.5	—	—	—	—
QMI subordinated loans	—	—	(150.0)	(150.0)	(150.0)

Long-term debt, excluding QMI subordinated loans, as defined	$1,310.2	$1,119.6	$888.0	$884.2	$943.8

(8)	We define operating income, as reconciled to net income, as net income (loss) before depreciation and amortization, financial expenses, dividend income from parent company, other items (consisting primarily of restructuring charges), income taxes, non-controlling interest in a subsidiary and goodwill amortization. Operating income is not a measure of results that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income because management believes that it is a meaningful measure of performance commonly used in the cable industry and by the investment community to analyze and compare companies. It also facilitates year-over-year comparison of results since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Our definition of operating income may not be identical to similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating income. Our operating income is calculated from and reconciled to net income (loss) as follows:

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(restated)	(restated)	(restated)
	(dollars in millions)
AMOUNTS UNDER CANADIAN GAAP
Net (loss) income(1)(4)	$(53.0)	$11.5	$63.3	$147.4	$113.9
Depreciation and amortization(1)	116.7	120.0	123.0	130.2	131.9
Financial expenses(2)	101.3	76.2	64.6	178.0	65.2
Dividend income from parent company(2)	—	—	—	(111.1)	—
Other items(3)	95.6	25.0	(2.5)	—	—
Income taxes (recovery) expense (1)	(10.1)	2.6	26.8	(3.4)	71.3
Non-controlling interest in a subsidiary	0.1	0.2	0.1	0.1	0.1
Goodwill amortization(4)	13.3	—	—	—	—

Operating income as defined	$263.9	$235.5	$275.3	$341.2	$382.4

AMOUNTS UNDER U.S. GAAP
Net income (loss)(1)(4)	$(134.2)	$(1,984.5)	$58.7	$140.7	$115.5
Depreciation and amortization(1)	260.4	137.6	133.0	142.6	143.2
Financial expenses(2)	128.5	72.9	62.4	165.5	57.0
Dividend income from parent company(2)	—	—	—	(111.1)	—
Other items(3)	3.8	0.6	—	—	—
Income taxes(1)	(2.8)	5.2	24.1	1.8	64.7
Non-controlling interest in a subsidiary	0.1	0.2	—	0.1	0.1
Goodwill amortization(4)	—	2,004.0	—	—	—

Operating income as defined	$255.8	$236.0	$278.2	$339.6	$380.5

(9)	Capital expenditures is comprised of acquisition of fixed assets.

(10)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(11)	“Basic cable customers” are customers who receive basic cable television service, including analog and digital customers.

(12)	The numbers of basic customers for the years 2000-2003, inclusive, were restated in order to permit such numbers to be compared to the 2004 number of basic customers.

(13)	Represents customers as a percentage of total homes passed.

(14)	Represents customers as a percentage of basic customers.

(15)	Average monthly revenue per user, or ARPU, is an industry term that we use to measure our average cable and Internet revenue per month per basic cable customer. ARPU is not a measurement under Canadian GAAP or U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measures reported by other companies. We calculate ARPU by dividing our combined cable television and Internet-access revenues for the applicable year by the average number of our basic cable customers during such year, and then dividing the resulting amount by the number of months in the year.

(16)	For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of net (loss) income plus non-controlling interest in a subsidiary, income taxes, fixed charges, amortized capitalized interest, less interest capitalized, and (ii) fixed charges consist of interest expensed and capitalized, excluding interest on QMI subordinated loans, plus amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interest within rental expense. For the year ended December 31, 2001, earnings, as calculated under Canadian GAAP, were inadequate to cover our fixed charges, and the coverage deficiency was $63.0 million. For the years ended December 31, 2001 and 2002, earnings, as calculated under U.S. GAAP, were inadequate to cover our fixed charges, and the coverage deficiency was $136.8 million and $1,980.0 million, respectively.
CAPITALIZATION AND INDEBTEDNESS
     Not applicable.
REASONS FOR THE OFFER AND USE OF PROCEEDS
     Not applicable.
RISK FACTORS
     This section describes some of the risks that could affect our business, financial condition and results of operations. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in “Forward-Looking Statements” at the beginning of this document.
     The risks below are not the only ones that we face. Some risks may not yet be known to us and some that we do not currently believe to be material could later turn out to be material. Any of these risks could materially affect our business, financial condition and results of operations.
We operate in highly competitive industries and our inability to effectively compete could have a material adverse effect on our business.
     We operate in highly competitive industries. In our cable operations, we compete against direct broadcast satellite providers, or DBS (which is also called DTH in Canada, for “direct-to-home” satellite), multi-channel multipoint distribution systems, or MDS, satellite master antenna television systems and over-the-air television broadcasters. In addition, we compete against incumbent local exchange carriers, or ILECs, which have secured licenses to launch video distribution services using video digital subscriber line, or VDSL, technology. The Canadian Radio-television and Telecommunications Commission, or the CRTC, has approved a regional license for the main ILEC in our market to provide terrestrial broadcasting distribution in Montréal and several other communities in Québec. The same ILEC has also recently acquired a cable network in our main service area which currently serves approximately 15,000 customers. We also face competition from illegal providers of cable television services and illegal access both to non-Canadian DBS (also called grey market piracy) as well as signal theft of DBS that enable customers to access programming services from

U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include the video stores industry (rental & sale) and other alternative entertainment media.
     In our Internet access business, we compete against other Internet service providers, or ISPs, offering residential and commercial Internet access services. The CRTC also requires us to offer access to our high speed Internet system to our ISP competitors and several third party ISPs have access or have requested access to our network. A recent CRTC decision requires that we extend the access to third party ISPs for voice or telephony applications as well.
     Our telephony service has numerous competitors, including ILECs, competitive local exchange carriers, or CLECs, wireless telephone service operators and other providers of telephony services, and competitors that are not facilities-based and therefore have a much lower infrastructure cost.
     We cannot assure you that our existing and future competitors will not pursue or not be capable of achieving business strategies similar to or competitive with ours. We may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, financial condition or results of operations.
We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continued technological development.
     The media industry is experiencing rapid and significant technological changes, which may result in alternative means of program and content transmission. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Furthermore, in each of our broadcasting markets, industry regulators have authorized DTH, microwave services and VDSL services and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies, such as digital television over Internet connections (IPTV), or we may be required to acquire, develop or integrate new technologies ourselves. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited and could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, financial condition or results of operations.
We may not be able to obtain additional capital to continue the development of our business.
     Our cable television business has required substantial capital for the upgrade, expansion and maintenance of our network and the launch and expansion of new or additional services and we expect we will need to make additional capital expenditures to maintain and expand services such as Internet access, high definition television, or HDTV, and new telephony services. We may not be able to obtain the funds necessary to finance our capital improvement program or any additional capital requirements through internally generated funds, additional borrowings or other sources. If we are unable to obtain these funds, we would not be able to implement our business strategy and our business, financial condition or results of operations could be materially adversely affected.
Our financial performance could be materially adversely affected if we cannot continue to distribute a wide range of television programming on reasonable terms.
     The financial performance of our cable service business depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates. We obtain television programming from suppliers pursuant to programming contracts. The quality and amount of television programming offered by us affect the attractiveness of our services to customers and, accordingly, the prices we can charge. We may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, or our inability to obtain programming at reasonable rates, or our inability to pass on rate increases to our customers could have a material adverse effect on our results of operations.
     In addition, our ability to attract and retain digital cable customers depends, to a certain extent, upon our capacity to offer quality content and a variety of programming choices and packages. If the number of specialty channels being offered decreases significantly or if the content offered on such channels does not receive audience acceptance, it may have a significant negative impact on revenues from our digital cable operations.

We may not successfully implement our business and operating strategies.
     Our business strategies are based on leveraging an integrated platform of media assets. Our strategies include maximizing customer satisfaction, launching and deploying additional value-added products and services, pursuing cross-promotional opportunities, maintaining our advanced broadband network, pursuing enhanced content development to reduce costs and further integrating our operations within the Quebecor Media group of companies. In addition to the factors listed above, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, regulatory developments, general or local economic conditions, increased competition and the other factors described in this “Risk Factors” section. Any material failure to implement our strategies could have a material adverse effect on our business, financial condition or results of operations and on our ability to meet our obligations, including our ability to service our indebtedness.
We provide our digital television, Internet access and telephony services through a single clustered network, which may be more vulnerable to widespread disruption.
     We provide our digital television, Internet access and telephony services through a primary headend and our analog television services through eight additional regional headends in our single clustered network. This characteristic means that a failure in our primary headend could prevent us from delivering some of our products and services throughout our network until we have resolved the failure, which may result in significant customer dissatisfaction. To reduce our risk, we completed the construction of a back-up primary headend in July 2005, which has been fully operational since February 2006.
We depend on third-party suppliers and providers for services and other items critical to our operations.
     We depend on third-party suppliers and providers for certain services and other items that are critical to our cable business and our telephony and wireless operations. These materials and services include set-top boxes, cable and telephony modems, servers and routers, fiber-optic cable, telephony switches, inter-city links, support structures, software, the “backbone” telecommunications network for our Internet access and telephony service, and construction services for expansion and upgrades of our network. These services and equipment are available from a limited number of suppliers. If no supplier can provide us with the equipment or services that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected.
     In addition, when we launch our wireless offering, which is currently expected in the second half of 2006, our wireless voice and data services will be provided by Rogers Wireless Inc. across its network, which we will not control. Any failure by the network provider to maintain its network could have an adverse effect on our wireless customers and could have an adverse effect on our business, results of operation and financial condition. In addition, if we are unable to secure a timely supply of handsets that are compatible with the wireless network at an acceptable cost, our ability to offer our wireless service could be adversely affected.
We are dependent on our information technology systems and those of certain third-parties and the inability to enhance our systems or a security breach or disaster could have an adverse impact on our financial results and operations.
     The day-to-day operation of our business is highly dependent on information technology systems, including those of certain third-party suppliers. An inability to maintain and enhance our existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products and services could have an adverse impact on our ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position. However, we use industry standard network and information technology security, survivability and disaster recovery practices.

Malicious and abusive Internet practices could impair our cable data services.
     Our cable data customers utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our or our customers’ equipment and data. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. Any significant loss of cable data customers or revenue or significant increase in costs of serving those customers could adversely affect our growth, financial condition and results of operations.
We may not be able to protect our services from piracy, which may have a negative effect on our customer base and lead to a possible decline in revenues.
     In our cable, Internet access and telephony operations, we may not be able to protect our services from piracy. We may be unable to prevent unauthorized access to our analog and digital programming, as well as our Internet access services. We use encryption technology to protect our cable signals from unauthorized access and to control programming access based on subscription packages. We may not be able to develop or acquire adequate technology to prevent unauthorized access to our services, which may have a negative effect on our customer base and lead to a possible decline in our revenues.
We may be adversely affected by strikes and other labor protests.
     As of December 31, 2005, we are party to four collective bargaining agreements, representing 2,199 employees, or approximately 66% of our employees. In June 2005, our four collective bargaining agreements were extended, and they are schedule to expire on respective dates between December 2009 and August 2011.
     We have had significant labor disputes in the past, which have disrupted our operations, resulted in damages to our network or our equipment and impaired our operating results. We cannot predict the outcome of any future negotiations relating to union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labor protests pending the outcome of any future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and/or service interruption, which could adversely affect our business, assets, financial position and results of operations. Even if we do not experience strikes or other forms of labor protests, the outcome of labor negotiations could adversely affect our business and operating results.
We have substantial debt and significant interest payment requirements which could adversely affect our financial condition and therefore make it more difficult to fulfill our obligations under our indebtedness.
     We have a substantial amount of debt and significant interest payment requirements. As of December 31, 2005, we had $971.7 million of long-term debt, excluding the QMI Subordinated Loan, none of which was secured. Our substantial indebtedness could have significant consequences, including the following:
•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to making interest and principal payments on our indebtedness, reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt or greater financial resources; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds on commercially reasonable terms, if at all.

     Although we are leveraged, our credit agreement and the indentures governing our outstanding debt permit us to incur additional indebtedness in the future. As of December 31, 2005, we had $450.0 million available for additional borrowings under our credit facilities. If we incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt, see Note 13 to our audited consolidated financial statements for the year ended December 31, 2005.
We will need a significant amount of cash to service our debt. Our ability to generate cash depends on many factors beyond our control.
     Our ability to meet our debt service requirements, including those with respect to our 6 3/8% Senior Notes due December 15, 2015 and our 6 7/8% Senior Notes due January 15, 2014, which are collectively referred to in this annual report as our notes, depends on our ability to generate cash. Our ability to generate cash depends on many factors beyond our control, such as competition and general economic conditions. In addition, our ability to borrow funds in the future to make payments on our debt will depend on our satisfaction of the covenants in our credit facilities and our other debt agreements, including the indenture governing our 6 3/8% Senior Notes due December 15, 2015 and the indenture governing our 6 7/8% Senior Notes due January 15, 2014 and other agreements that we may enter into in the future. We cannot assure you that we will generate sufficient cash flow from operations or that future distributions will be available to us in amounts sufficient to satisfy our obligations under our indebtedness, including the notes, or to fund our other liquidity needs.
We depend, to a certain extent, on our subsidiaries for cash needed to service our debt obligations.
     For the year ended December 31, 2005, our subsidiaries generated approximately 25.1% of our revenues (before inter-company eliminations) and held approximately 22.9% of our consolidated total assets. Our cash flow and ability to service our debt obligations, including our outstanding notes, thus depend upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by these entities to us. The ability of these entities to pay dividends or make other loans, advances or payments to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in any instruments governing their debt. Our subsidiaries are not obligated to make funds available to us. Some of our subsidiaries may, in the future, become subject to loan agreements and indentures that restrict sales of assets and prohibit or significantly restrict the payment of dividends or the making of distributions, loans or advances to shareholders and partners. Each of the indentures governing our outstanding notes permits our subsidiaries to incur debt with similar prohibitions and restrictions.
     The ability of our subsidiaries to generate sufficient cash flow from operations to allow us to make scheduled payments on our debt obligations, including the notes, will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our or their control. We cannot assure you that our cash flow and the earnings of our operating subsidiaries and the amount that they are able to distribute to us as dividends or otherwise will be sufficient to satisfy our debt obligations, including payments on our notes. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, or seeking to raise additional capital. We cannot assure you that any such alternative refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.
Restrictive covenants in our debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on business opportunities.
     The terms of our credit facilities and each indenture governing our notes contain a number of operating and financial covenants restricting our ability to, among other things:
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
     Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our debt and cross-defaults under our other debt. This could require us to repay or repurchase debt prior to the date it would otherwise be due, which could adversely affect our financial condition. In addition, if we incur additional debt in the future, we may be subject to additional covenants, which may be more restrictive than those that we are subject to now. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.
We may not be able to finance an offer to purchase our outstanding notes following a change of control as required by each of the indentures governing our outstanding notes because we may not have sufficient funds at the time of the change of control or our credit facilities may not allow the repurchases.
     If we experience a change of control (as defined under each of the indentures governing our outstanding notes), we may be required to make an offer to purchase all of our notes prior to maturity. We cannot assure you that we will have sufficient funds or be able to arrange additional financing at the time of the change of control to make the required repurchase of the notes.
     In addition, under our credit facilities, a change of control would be an event of default. Any future credit agreement or other agreements relating to our senior indebtedness to which we become a party may contain similar provisions. Our failure to purchase the notes upon a change of control would constitute an event of default under each of our indentures. Any such default could, in turn, constitute an event of default under future senior indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, we may not have sufficient funds to repurchase the notes and repay the debt.
We are subject to extensive government regulation. Changes in government regulation could adversely affect our business, financial condition or results of operations.
     Broadcasting operations in Canada are subject to extensive government regulation. Regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. In addition, there are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses in Canada. See “Item 4 — Information on the Company — Business Overview — Regulation.”
     Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) and the Telecommunications Act (Canada) and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the Federal Cabinet. We are also subject to technical requirements and performance standards under the Radiocommunication Act (Canada) administered by Industry Canada.
     The introduction of competition in the broadcast distribution field could have a material adverse effect on this segment of our business. Diversification of broadcast distribution to include two-way and interactive broadcast and telecommunications services has been undertaken prior to the introduction of competition in order to develop new markets and, therefore, compensate for the loss of cable customers.
     At the present time, the CRTC, through an exemption order, does not regulate the content of the Internet or interactive television and does not regulate broadcast distribution via the Internet. However, the CRTC has a policy of reviewing any of its exemption orders every five to seven years.
     Changes to the regulations and policies governing broadcast television, specialty services and program distribution through cable or alternate means, the introduction of new regulations, policies or terms of license or change in the treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition or results of operations. For example, the Supreme Court of Canada decided in April 2002 that the Radiocommunication Act (Canada) covers and prohibits both the “black market” reception of satellite television signals (i.e., the unauthorized decoding of Canadian and foreign encrypted satellite signals) and the “grey market” reception of satellite television signals (i.e., the reception of foreign signals through subscriptions in Canada paid to foreign satellite television providers), but expressly did not rule on the question of the constitutionality of the legislative prohibition against grey market reception. On October 28, 2004, a Québec court of first instance held that the provisions of the Radiocommunication Act (Canada), which prohibited grey market reception of satellite signals, violated the principle of freedom of expression guaranteed by the Canadian Charter of Rights and Freedoms and were therefore invalid. The Québec court suspended its declaration of invalidity for a one-year period starting on the date of the judgment. The Government of Canada filed an appeal of the decision in order to attempt to render the prohibition of grey market reception valid under the Canadian Charter of Rights and Freedoms. On March 31, 2005, the Québec Superior Court overturned the earlier ruling of unconstitutionality on the basis that the first instance judge erred in ruling on the constitutionality of the prohibition against grey market reception in that case as it involved black market reception. The Québec Court of Appeal has recently granted leave to appeal on the constitutional issue.
     On May 12, 2005, the CRTC established a framework for regulating voice communications services using Internet Protocol. The CRTC has decided that it will regulate only local VoIP services (meaning VoIP services providing subscribers with access to and/or from the Public Switched Telephone Network along with the ability to make and/or receive calls that originate and terminate within an exchange or local calling area as defined in the ILECs’ tariffs) and that the regulatory framework governing competition for local exchanges services should apply to local VoIP services. As a result, local VoIP services provided in-territory by ILECs are subject to economic regulation and prior tariff approval, as well as other provisions restricting bundling, contacts with former customers (winback rules) and promotions, whereas local VoIP services provided by competitors of the ILECs (such as us) are not. The CRTC also ruled that cable operators, such as us, are required to fulfill obligations imposed on CLECs when providing local VoIP services, and must also remove any restrictions that would prevent third-party Internet service providers from offering VoIP services over Internet access facilities leased from the cable operators on a wholesale basis. We believe that our local telephony service plans will not be materially altered by the CRTC’s decision. However, on July 28, 2005, Bell Canada and other ILECs filed a petition with the Federal Cabinet requesting that it overturn that part of the CRTC’s decision that applies economic regulation and prior tariff approval to the ILECs’ VoIP offerings. Within one year of the CRTC’s decision, Cabinet has the authority, if the petition is successful, to vary or rescind the decision or refer it back to the CRTC for reconsideration. A successful petition could have a material impact on our business ability to compete with the ILECs in the local telephony market. Several ILECs have also filed an appeal with the Federal Court of Appeal challenging the constitutionality of the winback restrictions imposed on ILECs.
     For a more complete description of the regulatory environment affecting our business, see “Item 4 — Information on the Company — Business Overview — Regulation.”
The CRTC may not renew our existing broadcast and distribution licenses or grant us new licenses on acceptable terms, or at all.
     Our CRTC broadcasting and distribution licenses must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval.
     While CRTC regulations and policies do not require CRTC approval before a broadcaster purchases an unregulated media entity, such as a newspaper, the CRTC may consider the issue of our cross-media ownership at license renewal proceedings, and may also consider the issue in deciding whether to grant new licences to us. The CRTC further has the power to prevent or address the emergence of undue competitive advantage on behalf of one licensee where it is found to exist.

     The CRTC may require us to take measures which could have a material adverse effect on the integration of our assets, our employees and our ability to realize certain of the anticipated benefits of our acquisitions. Our inability to renew any of our licenses or acquire new interests or licenses on acceptable terms, or at all, could have a material adverse effect on our business, financial condition or results of operations.
We are required to provide third-party Internet service providers with access to our cable systems, which may result in increased competition.
     The four largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party Internet service providers with access to their cable systems at mandated wholesale rates. The CRTC has approved cost-based rates for our third-party Internet access service and has resolved most, if not all, of the technical issues that had been delaying third party interconnection. The CRTC has also required us to file new costs study in order to review the rates that will be charged to third-party Internet service providers and to establish the level of mark-up on costs that is appropriate for third party access services and facilities provided by us. Operations by one third-party Internet service provider interconnected to our cable network commenced in the fourth quarter of 2005. Several other providers are in the process of interconnecting. Upon the CRTC’s decision, which is expected in 2006, a new rate for our third-party Internet access service will be implemented.
     Until access through interconnection is provided to third-party Internet service providers to the underlying telecommunications facilities used to provide Internet service, the CRTC requires us and other incumbent cable carriers to allow third-party retail Internet service providers to purchase for the purpose of resale our retail cable Internet services at a discount of 25% off the lowest retail Internet service rate charged by such cable carriers to their cable customers during a one-month period. We expect some, if not all, of our existing resellers to migrate their customers to our third-party Internet access service.
     The CRTC has also recently directed that large cable carriers, such as us, remove restrictions in their third-party Internet access tariffs in order to allow third-party Internet service providers to provide VoIP telephony services in addition to retail Internet services.
     As a result of these requirements, we may experience increased competition for retail cable Internet and residential telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.
We may have to support increasing costs in securing access to support structures needed for our network.
     We require access to the support structures of hydro-electric and telephone utilities and to municipal rights of way to deploy our cable network. Where access cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada). However, the CRTC’s jurisdiction to establish the terms and conditions of access to the support structure of hydro-electric utilities has been challenged in the courts. In a recent decision of the Supreme Court of Canada, it was held that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the support structure of hydro-electric utilities. As a result, our costs of obtaining access to support structures of hydro-electric companies could be substantially increased. Although we are a party to an agreement for access to the support structures of hydro-electricity utilities in Québec, this agreement expired in December 2005. Negotiations with the hydro-electricity utility in our service areas have begun. However, if the parties are unable to come to an agreement, we may elect to file an application with the Commission municipale du Québec, a provincial administrative tribunal, requesting that it exercise its legislated power to order the sharing of the utilization of a public utility installation on such conditions as it may determine.
We depend on key personnel.
     Our success depends to a large extent upon the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, retain and train such employees could have a material adverse effect on our business, financial condition or operating results. In addition, to manage growth effectively, we must maintain a high level of content quality, efficiency and performance and must continue to enhance our operational, financial and management systems, and attract, train, motivate and manage our employees. If we are not successful in these efforts, it may have an adverse effect on our business, results of operations or financial condition.
There is no public market for our notes.
     There is currently no established trading market for our issued and outstanding notes and we do not intend to apply for listing of any of our notes on any securities exchange or on any automated dealer quotation system. No assurance can be given as to the prices or liquidity of, or trading markets for, any series of our notes. The liquidity of any market for our notes will depend upon the number of holders of the notes, the interest of securities dealers in making a market in the notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition and performance of, and prospects for us. The absence of an active market for our notes could adversely affect the market price and liquidity of the notes.
     In addition, the market for non-investment grade debt has historically been subject to disruptions that caused volatility in prices. It is possible that the market for the notes will be subject to disruptions. Any such disruptions may have a negative effect on your ability to sell the notes regardless of our prospects and financial performance.
Non-U.S. holders of our notes are subject to restrictions on the resale and transfer of the notes.
     Although we registered the notes under the Securities Act, we did not, and we do not intend to, qualify the notes by prospectus in Canada, and, accordingly, the notes remain subject to restrictions on resale and transfer in Canada. In addition, non-U.S. holders remain subject to restrictions imposed by the jurisdiction in which the holder is resident.
Canadian bankruptcy and insolvency laws may impair the trustees’ ability to enforce remedies under our notes.
     The rights of the trustees who represent the holders of our notes to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place.
     The powers of the court under the Bankruptcy and Insolvency Act (Canada), and particularly under the Companies’ Creditors Arrangement Act (Canada), have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under the notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustee could exercise its rights under the indenture governing the notes or whether and to what extent holders of the notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the respective trustees.
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
     To the extent a court voids a guarantee as a fraudulent transfer, preference or conveyance or holds it unenforceable for any other reason, holders of notes would cease to have any direct claim against the guarantor that delivered a guarantee. If a court were to take this action, the guarantor’s assets would be applied first to satisfy the guarantor’s liabilities, including trade payables and preferred stock claims, if any, before any portion of its assets could be distributed to us to be applied to the payment of the notes. We cannot assure you that a guarantor’s remaining assets would be sufficient to satisfy the claims of the holders of notes relating to any voided portions of the guarantees.
     In addition, the corporate statutes governing the guarantors of the notes may also have provisions that serve to protect each guarantor’s creditors from impairment of its capital from financial assistance given to its corporate insiders where there are reasonable grounds to believe that, as a consequence of this financial assistance, the guarantor would be insolvent or the book value, or in some cases the realizable value, of its assets would be less than the sum of its liabilities and its issued and paid-up share capital. While the applicable corporate laws may not prohibit financial assistance transactions and a corporation is generally permitted flexibility in its financial dealings, the applicable corporate laws may place restrictions on each guarantor’s ability to give financial assistance in certain circumstances.
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
If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our ability to operate our business, our financial results and investors’ view of us.
     Ensuring that we have adequate internal financial and accounting controls and procedures in place in order to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We have begun the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with the application of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments starting with fiscal year 2007. We may, during testing, identify material weaknesses or significant deficiencies in our internal controls over financial reporting requiring remediation, or areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or subject to material weaknesses or significant deficiencies or are otherwise perfectible, or that we are unable to produce accurate financial statements may adversely affect the price of our notes.

We may be adversely affected by fluctuations of exchange rates.
     Virtually all of our revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems, and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon is payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign exchange gains or losses. In the past, we have entered into transactions to hedge the exchange rate risk with respect to our U.S. dollar-denominated debt, but fluctuations of the exchange rate for the debt obligations that are not hedged could affect our ability to make payments in respect of such debt obligations. In addition, hedging transactions may not be successful in protecting us against exchange rate fluctuations, or we may be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions. In addition, certain cross-currency interest rate swaps that we have entered into include an option that allows each party to unwind the transaction on a specific date at the then-fair value. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
We are controlled by Quebecor Media.
     All of our issued and outstanding common shares are held by Quebecor Media. As a result, Quebecor Media controls our policies and operations. The interests of Quebecor Media, as our sole equity holder, may conflict with the interests of the holders of the notes.
     Also, Quebecor Media is a holding company with no significant assets other than its equity interests in its subsidiaries. Its principal source of cash needed to pay its own obligations is the cash that its subsidiaries generate from their operations and borrowings. We expect to make distributions to our shareholder in the future, subject to the terms of our indebtedness and applicable law. In addition, actions taken by Quebecor Media, as well as its financial condition, matters over which we have no control, may affect us and the market for our notes.
We are subject to environmental regulations.
     We are subject to federal, provincial and municipal laws concerning, among other things, emissions to the air, water and sewer discharges, handling and disposal of hazardous materials, wastes, recycling, or otherwise relating to the protection of the environment. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding such properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses (in the case of surrounding properties) that may affect our properties and require further study or remedial measures. We are not currently planning any material study or remedial measure, and none has been required by regulatory authorities. However, we cannot assure you that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, or that a material environmental condition does not exist at any of our properties. See “Item 4 — Information on the Company — Business Overview — Environment.”

ITEM 4 — INFORMATION ON THE COMPANY
HISTORY AND DEVELOPMENT OF THE COMPANY
     Our name is Videotron Ltd. We were founded on September 1, 1989 as part of the amalgamation of our two predecessor companies, namely Videotron Ltd. and Télé-Câble St-Damien inc., under Part IA of the Companies Act (Québec). In October 2000, our parent company, Le Groupe Vidéotron ltée, was acquired by Quebecor Media for $5.3 billion. At the time of this acquisition, the assets of Le Groupe Vidéotron ltée included all of our shares. In December 2002, Le Groupe Vidéotron ltée was liquidated into its sole shareholder, Quebecor Media. On January 1, 2006, Videotron Telecom was merged with and into us, pursuant to an amalgamation under Part IA of the Companies Act (Québec).
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
     On July 5, 2001, we acquired from our parent company, Quebecor Media, all the outstanding shares of Vidéotron (1998) ltée for an agreed value of $600 million. As consideration, we issued to Quebecor Media one Series E preferred share with a stated capital of $300 million and a promissory note of $300 million. As this transaction was between entities under common control, the net assets acquired were recorded at the carrying amount in the books of Vidéotron (1998) ltée of $26.8 million and as the value of the preferred share issued. The excess consideration paid out at the redemption of the promissory note of $300 million and the excess of the preferred share retraction value of $273.2 million were charged to retained earnings. This business combination was accounted for using the continuity-of-interest method, and the results of operations of Vidéotron (1998) ltée have been included in our consolidated financial statements as if the two companies had always been pooled together.
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
     On December 5, 2002, we acquired from our parent company, Quebecor Media, some trademarks and the related future tax asset of $4.5 million. In consideration for this asset acquisition, we issued to Quebecor Media one Series E preferred share retractable at the option of the holder at $32.5 million. Because this transaction was between entities under common control, the stated capital of this Series E preferred share, which amounted to the carrying value of the net assets acquired of $4.5 million, has been recorded in the share capital and the $28.0 million excess has been charged to retained earnings.
     On March 28, 2003, our parent company, Quebecor Media, converted one of its Series E preferred shares into 750,000 common shares at a stated capital of $26.8 million. Furthermore, on May 4, 2003, Quebecor Media converted its sole remaining Series E preferred share into 70,000 common shares at a stated capital of $4.5 million. The excess of the preferred share retraction value over the state capital converted into common shares, amounting to $301.2 million, has been credited to our contributed surplus.
     On October 7, 2003, our parent company, Quebecor Media, transferred its wholly-owned subsidiaries SuperClub Vidétron and Vidéotron TVN to us for an agreed value of $141.9 million. As consideration, we issued to Quebecor Media an additional 354,813 of our common shares. This transaction was between entities under common control and was accounted for by the continuity-of-interests method. The transfer was recorded at the carrying value of the subsidiaries’ net assets at the moment of the transfer, and the corresponding figures in our consolidated financial statements for periods before the transfer include those of SuperClub Vidéotron and Vidétron TVN.

     On May 20, 2004, we acquired, through our wholly-owned subsidiary SuperClub Vidéotron, the assets of Jumbo Entertainment Inc. for a total cash consideration of $7.2 million.
     Vidéotron TVN inc. was liquidated into Videotron on January 1, 2005, and Vidéotron (1998) ltée was liquidated into Videotron on December 31, 2004. These transactions had no impact on our consolidated financial statements.
     On January 1, 2006, Vidéotron (Régional) Ltée was merged with and into CF Cable TV Inc. This transaction has no impact on our consolidated financial statements.
     On January 1, 2006, Videotron Telecom, which was a wholly-owned subsidiary of Quebecor Media, was merged with and into us. This transaction will be accounted for using the continuity of interest method, and was not reflected in our consolidated financial statements ended December 31, 2005. See Note 21(i) to our audited consolidated financial statements for the year ended December 31, 2005. Videotron Telecom’s financial statements as of and for the periods ended December 31, 2005 are included under “Item 17. Financial Statements” of this annual report. Videotron Telecom’s financial statements for the period prior to January 1, 2006 are not included in our financial statements, and the discussion of our results and financial position prior to January 1, 2006 do not include Videotron Telecom.
     For a description, including the amount invested, of our principal capital expenditures since January 1, 2003, see “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Uses of Liquidity and Capital Resources— Capital Expenditures.”
BUSINESS OVERVIEW
Overview
     We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of telephony services in the Province of Québec. We offer pay television, Internet access and telephony services. Our cable network covers approximately 80% of Québec’s 3 million residential and commercial premises passed by cable. Our cable licenses include licenses for the greater Montréal area, the second largest urban area in Canada. The greater Montréal area represents one of the largest contiguous clusters in Canada and is among the largest in North America as measured by the number of cable customers. This concentration provides us with improved operating efficiencies and is a key element in the development and launch of our bundled service offerings.
     As of December 31, 2005, we had approximately 1.5 million basic cable customers (which we define as customers receiving basic cable service, including analog and digital customers), representing a basic penetration rate of 62.3%. Through our extensive broadband coverage, we also offer digital television and cable Internet access services to approximately 98% of our total homes passed. We have rapidly grown our digital customer base in recent years, and at December 31, 2005, we had 474,629 digital customers, representing 31.5% of our basic customers and 19.6% of our total homes passed. We have also rapidly grown our cable Internet access customer base, and at December 31, 2005, we had 637,971 cable Internet access customers, representing 42.4% of our basic customers and 26.4% of our total homes passed. We believe that the continued increase in the penetration of our digital television, cable Internet access and telephony services will result in increased average revenue per customer.
     Our bi-directional hybrid fiber coaxial (HFC) network enabled us to launch, in January 2005, a new telephony service using Voice over IP technology to our residential and commercial customers in selected areas of the Province of Québec (Montréal, South Shore and North Shore of Montréal, Laval and Québec City). As of December 31, 2005, we had 162,979 Voice over IP telephony customers, representing 10.8% of our basic customers and 6.7% of our total homes passed. In addition, as of December 31, 2005, approximately 64% of all of our cable customers were in areas in which our Voice over IP telephony service was available and we currently expect that this figure will increase to approximately to 94% by December 31, 2006.
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
     Through SuperClub Vidéotron, we also own the largest chain of video and game rental stores in Québec and among the largest of such chains in Canada, with a total of 276 retail locations (of which 227 are franchised) and more than 1.65 million video club rental members. SuperClub Vidéotron’s operations include approximately 80 video and video game rental stores that we acquired in July 2004 from Jumbo Entertainment Inc., a nation-wide Canadian franchisor and operator of such stores.
     For the year ended December 31, 2005, we generated revenues of $1.002 billion and operating income of $382.4 million.
Strengths
     Leading Market Positions. We are the largest cable operator in Québec and the third largest in Canada. We believe that our strong market position has enabled us to more effectively launch and deploy new products and services. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the areas we serve. In addition, we operate the largest chain of video stores in Québec through our SuperClub Vidéotron subsidiary. We believe that our proprietary and third-party retail distribution network of over 607 stores and points of sale, including the SuperClub Vidéotron stores, assists us in marketing and distributing our advanced services, such as cable Internet access and digital television, on a large scale basis.
     Single, Highly Contiguous Cluster. We serve our customer base through a single HFC clustered network that covers approximately 80% of Québec’s total addressable market and five of the province’s top six urban areas. This network represents one of the largest contiguous clusters in Canada and among the largest in North America as measured by the number of cable customers. We serve all of our cable customers through one primary headend and eight regional headends. We believe that our single cluster and network architecture provide us with the following benefits:
•	a higher quality and more reliable network;

•	reduced capital required to launch and deploy new products and services;

•	a lower cost structure through reduced maintenance and technical support costs; and

•	more rapid and effective introduction of new products and services, enhancing our ability to increase both customers and revenues.
     Differentiated, Bundled Service Offerings. Through our technologically advanced network, we offer a variety of products and services to our customers, including digital television, cable Internet access, video-on-demand and other interactive television services. In addition, in January 2005, we launched our telephony service progressively among our residential and commercial customers using Voice over IP technology. The addition of telephony service to our suite of products and services has enabled us to be an integrated provider of video, data and voice services and provided us with attractive growth prospects from our ‘‘triple-play’’ bundled offerings. We believe the competitors in our market are currently unable to offer a comparable suite of products and services in an integrated bundle. Specifically, our direct broadcast satellite competitors cannot currently offer full interactivity or video-on-demand. We believe many of our product and service offerings are superior to those of our competitors. For example, our standard cable Internet access service enables our customers to download data at a higher speed than that currently offered by standard digital subscriber line, or DSL, technology. In addition, we offer the widest range of French-language programming in Canada. As approximately 80% of the Province of Québec is French speaking, we believe our ability to deliver unique French-language content provides us with a competitive advantage in our communities. We believe that offering bundled products and services has contributed to improved customer satisfaction, increased use of our services, higher average revenue per customer and better customer retention.

     Advanced Broadband Network. We have an advanced network, 98% of which is bi-directional. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that future capital expenditures over the next five years will be required to accommodate the evolution of our products and services and to meet the demand for increased capacity resulting from the launch of our new telephony service and the offering of our other advanced products and services.
     Strong, Market-Focused Management Team. Our focused and results-oriented senior management team has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications and technology. Under the leadership of our senior management team, we have, despite intensifying competition, successfully increased sales of our digital television products and improved penetration of our cable Internet access product as well as launched our new Voice over IP telephony services.
Broadcast Distribution Industry Overview
Cable Television Industry Overview
     Cable television has been available in Canada for more than 50 years and is a well developed market. Competition in the cable industry was first introduced in Canada in 1997. As of August 31, 2004, there were approximately 6.6 million cable television customers in Canada, representing a basic cable penetration rate of 65% of homes passed. For the twelve months ended August 31, 2004, total industry revenue was estimated to be over $4.5 billion and is expected to grow in the future because Canadian cable operators have aggressively upgraded their networks and have begun launching and deploying new products and services, such as cable Internet access, digital television services and, more recently, telephony services. The following table summarizes the most recent available annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	2000	2001	2002	2003	2004	CAGR(1)
	(Homes passed and basic cable customers in millions; dollars in billions)
Canada
Industry Revenue	$3.2	$3.4	$3.7	$4.2	$4.5	9.6%
Homes Passed(2)	9.4	9.5	9.7	10.0	10.2	2.0%
Basic Cable Customers	7.0	6.9	6.7	6.6	6.6	-1.2%
Basic Penetration	73.8%	72.0%	69.3%	65.5%	65.0%

	Twelve Months Ended August 31,
	2001		2002		2003		2004		2005		CAGR(3)
	(Homes passed and basic cable customers in millions; US$ in billions)
United States
Industry Revenue	US$	43.5	US$	49.4	US$	51.3	US$	57.6	US$	69.5	9.8%
Homes Passed(2)		100.6		102.7		102.9		108.2		110.8	2.0%
Basic Cable Customers		73.0		73.5		73.4		73.6		73.1	0.0%
Basic Penetration		72.6%		71.6%		71.3%		68.0%		66.0%

Source of Canadian data: CRTC. Source of U.S. data: NCTA, A.C. Nielsen Media Research and Kagan Research LLC.

(1)	Compounded annual growth rate from 2000 through 2004.

(2)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(3)	Compounded annual growth rate from 2001 through 2005.
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
     A significant portion of Canada’s cable television customers are based in Québec. As of August 31, 2004, Québec was home to approximately 24% of Canada’s population and approximately 22.1% of its basic cable customers. Basic cable penetration in Québec, which was approximately 54.7% as of August 31, 2004, has traditionally been lower than in other populated provinces in Canada, principally due to the higher concentration of French-speaking Canadians in Québec. It is estimated that over 80% of Québec’s population is French-speaking. Contrary to the English-speaking provinces of Canada, where programming in English comes from all over North America, programming in French is available over-the-air in most of Québec’s French-speaking communities. The arrival of a variety of French-language specialty programming not available over-the-air contributed to a slight cable penetration increase in the 1990s.
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
     Many programming services have announced their intention to convert to high-definition format. We believe that the availability of HDTV programming will increase significantly in the coming years and will result in a higher penetration level of digital distribution.
     In recent years, digital cable has significantly expanded the range of services that may be offered to our customers. We are now offering to our digital cable customers more than 300 channels, including 130 English-language channels, 64 French-language channels, 18 HDTV channels, 10 time-shifting channels and 63 radio/music channels.
     Our strategy, in the coming years, will be to try to continue the expansion in our offering and maintain the quality of our programming. Our cable television service depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates and will be an import factor in our success to maintain the attractiveness of our services to customers.
Products and Services
     We currently offer our customers analog cable television services and programming as well as new and advanced high-bandwidth products and services such as cable Internet access, digital television, premium programming and selected interactive television services. We continue to focus on our cable Internet access and digital television services, both of which are increasingly desired by customers. With our advanced broadband network, we will be able to successfully increase penetration of value-added services such as video-on-demand, high-definition television, personal video recorders, as well as interactive programming and advertising.
     In January 2005, we launched a new telephony service in Québec together with our affiliate, Videotron Telecom, by joining our customer base with Videotron Telecom’s telecommunication network and expertise. We integrated Videotron Telecom’s operations within our own operations pursuant to the merger of Videotron Telecom with and into Videotron on January 1, 2006. Combining Videotron Telecom’s telecommunication network and expertise with our commercial customer base should enable us to offer additional bundled services to our customers, and our objective is that this reorganization will result in new business opportunities. This reorganization is a continuation of our collaboration with Videotron Telecom in, among other things, the Voice over IP telephony project and fiber network development, and it reflects our corporate strategy to improve our operating efficiency.
     For the year ended December 31, 2005, Videotron Telecom generated revenues of $102.1 million, including

$23.7 million of revenues from Videotron and its subsidiaries. Approximately 49% of Videotron Telecom’s revenue in 2005 came from services provided to Quebecor Inc. and its subsidiaries, including Quebecor Media and Videotron. For the year ended December 31, 2005, Videotron Telecom had operating income of $31.4 million. Operating income for Videotron Telecom means net loss before depreciation and amortization, financial expenses, other items and income taxes. The following table provides a reconciliation of Videotron Telecom’s operating income to its net loss:

	Year Ended December 31,
	2004	2005
	(dollars in millions)
Net (loss) income	$(9.5)	$(0.2)
Depreciation and amortization	33.7	34.5
Financial expenses	0.1	—
Other items	1.5	—
Income taxes	(3.5)	(2.9)

Operating income as defined	$22.3	$31.4

Traditional Cable Television Services
     Customers subscribing to our traditional analog “basic” and analog “extended basic” services generally receive a line-up of 53 channels of television programming, depending on the bandwidth capacity of their local cable system. Customers who pay additional amounts can also subscribe to additional channels, either individually or in packages. For any additional programming, customers must rent or buy a set-top box. We tailor our channels to satisfy the specific needs of the different customer segments we serve.
     Our cable television service offerings include the following:
•	Basic Service. All of our customers receive a package of basic programming, consisting of local broadcast television stations, the four U.S. commercial networks and PBS, selected Canadian specialty programming services, and local and regional community programming. Our basic service customers generally receive 29 channels on basic cable.

•	Extended Basic Service. This expanded programming level of services, which is generally comprised of approximately 24 channels, includes a package of French- and English-language specialty television programming and U.S. cable channels in addition to the basic service channel line-up described above. Branded as “Telemax,” this service was introduced in almost all of our markets largely to satisfy customer demand for greater flexibility and choice.
Advanced Products and Services
     Cable’s high bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customer base have presented us with significant opportunities to expand our sources of revenue. In most of our systems, we currently offer a variety of advanced products and services including cable Internet access, digital television, Voice over IP telephony and selected interactive services. We intend to continue to develop and deploy additional services to further broaden our service offering.
•	Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our residential customers primarily via cable modems attached to personal computers. We provide this service at speeds up to 290 times the speed of a conventional telephone modem. As of December 31, 2005, we had 637,971 high-speed Internet access customers, representing 42.4% of our basic customers and 26.4% of our total homes passed. In addition, as of December 31, 2005, we had 18,034 dial-up Internet access customers. Based on internal estimates, we are the largest provider of high-speed Internet access services in the areas we serve with an estimated market share of 51% as of December 31, 2005.

•	Digital Television. As part of our network modernization program, we have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital-capable set-top box in the customer’s home. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. We launched our digital television service in March 1999 with the introduction of digital video compression terminals in the greater Montréal area. Since introducing our digital television service in the greater Montréal area, we have also introduced the service in other major markets. In September 2001, we launched a new digital service offering under the illico™ brand. In addition to providing high quality sound and image quality, illico™ offers our customers significant programming flexibility. Our basic digital package includes 24 television channels, 45 audio services providing CD quality music, 18 AM/FM radio channels, an interactive programming guide as well as television-based e-mail capability. Our extended digital basic television service, branded as Self-Service, offers customers the ability to select more than 200 additional channels of their choice, including U.S. super-stations and other special entertainment program, allowing them to customize their choices. This service also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on an à la carte basis at a specified cost per channel per month. As part of our digital service offering, customers can also purchase near-video-on-demand services on a per-event basis. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service. As of December 31, 2005, we had 474,629 customers for our digital television service, representing 31.5% of our basic customers and 19.6% of our total homes passed. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service. We believe that the sale of equipment to customers improves customer retention, and, as of December 31, 2005, approximately 92% of our digital television customers have purchased and 8% lease our digital set-top boxes.

•	Voice over IP. In January 2005, we launched our new telephony service using Voice over IP technology in selected areas of the Province of Québec (South Shore and North Shore of Montréal, Montréal, Laval and Québec City), and we have continued to launch this service progressively among our other residential and commercial customers in the Province of Québec. Our new telephony service includes both local and long-distance calling, and permits all of our telephony customers, both residential and commercial, to access all service features mandated by CRTC Decision 97-8 and other regulatory decisions and orders, including: enhanced 911 Emergency service; number portability from and to any local exchange carrier; a message relay service allowing subscribers to communicate with the hearing impaired; and a variety of personal privacy features including universal call tracing. We also offer free basic listings in local telephone directories, as well as full operator assistance, including: operator-assisted calls; collect and third-party calls; local, national and international directory assistance; person-to-person calls; and busy-line verification. Finally, we offer as part of our new telephony service a host of convenient, optional features, including: name and number caller ID; call waiting with long-distance distinctive ring and audible indicator tone; name and number caller ID on call waiting; visual indicator of a full voice mail box and audible message waiting indicators; automatic call forwarding; three-way conference calling; automatic recalling; and last incoming call identification and recall. In the future, Voice over IP will allow us to deliver new cutting-edge features, such as voice-mail to e-mail functionality launched in December 2005, which allows customers access their voice-mail via e-mail in the form of audio-file attachments. In keeping with our competitive strength of providing differentiated, bundled service offerings, we offer free installation of our new telephony service to existing cable television and/or Internet customers and to new bundled customers. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. In addition, we offer discounts for a second telephone line subscription. As of December 31, 2005, we had 162,979 customers of our Voice over IP telephony service.

•	Interactive Services. In September 2001, we also launched digital interactive services under the illico™ Interactive brand. These services, which combine our digital television and Internet access services,

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

•	Video-On-Demand. Video-on-demand service enables digital cable customers to rent from a library of movies, documentaries and other programming through their digital set-top box. Our digital cable customers are able to rent their video-on-demand selections for a period of 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during that period. Our video-on-demand service is available to 98% of the homes passed by us. We also offer pay television channels on a subscription basis that permit our customers to access and watch any of their video-on-demand selections at any time at their convenience.

•	Other New Business. To maintain and enhance our market position, we are focused on increasing penetration of high-definition television and personal video recorders, as well as other high-value products and services. On September 20, 2005, we announced that we had signed a strategic relationship agreement with Rogers Wireless, the operator of Canada’s largest integrated wireless voice and data network, that will enable us to offer Québec consumers a quadruple play of television, broadband Internet, cable telephony and Videotron branded mobile wireless services. We will operate as a Mobile Virtual Network Operator, or MVNO, utilizing wireless voice and data services provided by Rogers Wireless across its GSM/GPRS network. We currently intend to launch our mobile wireless offering during the second half of 2006, with services to include international roaming and popular options. We will be responsible for acquiring and billing customers, as well as for providing customer support under our own brand.
     The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,
	2001	2002	2003	2004	2005

Basic analog cable
Homes passed(1)	2,330,648	2,329,023	2,351,344	2,383,443	2,419,335
Basic customers(2)	1,510,408	1,431,060	1,424,144	1,452,554	1,506,113
Penetration(3)	64.8%	61.4%	60.6%	60.9%	62.3%
Digital cable
Digital customers	114,634	171,625	240,863	333,664	474,629
Penetration(4)	7.6%	12.0%	16.9%	23.0%	31.5%
Number of digital terminals	121,210	182,010	257,350	362,053	537,364
Dial-up Internet access
Dial-up customers	55,427	43,627	28,821	23,973	18,034
Cable Internet access
Cable modem customers	228,759	305,054	406,277	502,630	637,971
Penetration(3)	9.8%	13.1%	17.3%	21.1%	26.4%
Telephony Services
VoIP customers	—	—	—	2,135	162,979
Penetration(3)				0.1%	6.7%

(1)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(2)	Basic customers are customers who receive basic cable service in either the analog or digital mode. The numbers of basic customers for the years 2000-2003, inclusive, were restated in order to permit such numbers to be compared to the 2004 number of basic customers.

(3)	Represents customers as a percentage of total homes passed.

(4)	Represents customers for the digital service as a percentage of basic customers.

     In the year ended December 31, 2005, we recorded a net increase of 53,559 basic cable customers. During the same period, we also recorded net additions of: 135,341 customers of our cable Internet access service; 140,965 customers of our digital television service, the latter of which includes customers who have upgraded from our analog cable service; and 160,844 customers of our VoIP telephony services.
Business Telecommunications Services
     We integrated Videotron Telecom’s operations within our own operations pursuant to the merger of Videotron Telecom with and into us on January 1, 2006. Videotron Telecom is a provider of a wide range of network solutions, Internet services, application/server hosting, local and long-distance telephone service, and studio-quality audio-video services to large and medium-sized business, ISPs, application service providers (“ASP”), broadcasters and carriers. Combining Videotron Telecom’s telecommunication network and expertise with our commercial customer base should enable us to offer additional bundled services to our customers, and our objective is that this reorganization will result in new business opportunities.
Video Stores
     Through SuperClub Vidéotron, we also own the largest chain of video and game rental stores in Québec and among the largest of such chains in Canada, with a total of 276 retail locations (of which 227 are franchised) and more than 1.65 million video club rental members. SuperClub Vidéotron’s operations include approximately 80 video and video game rental stores that we acquired in July 2004 from Jumbo Entertainment Inc., a nation-wide Canadian franchisor and operator of such stores. With approximately 150 retail locations located in our markets, SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for our growing array of advanced products and services, such as cable Internet access and digital television.
Pricing of Our Products and Services
     Our revenues are derived principally from the monthly fees our customers pay for cable services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2005, the average monthly fees for basic and extended basic service were $22.53 and $36.22, respectively, and the average monthly fees for basic and extended basic digital service were $12.03 and $39.98, respectively. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment such as set-top boxes and cable modems, and administrative fees for delinquent payments for service, are also charged. Except in respect of our Internet access services, customers are typically free to discontinue service at any time without additional charge, but they may be charged a reconnection fee to resume service.
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
     Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and competitive and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings, as follows:

Service	Price Range (1)

Basic analog cable	$15.07 — $28.19
Extended basic analog cable	$26.81 — $40.50
Basic digital cable	$12.98 — $14.98
Extended basic digital cable	$25.98 — $73.98
Pay-television	$6.00 — $19.95
Pay-per-view (per movie or event)	$3.99 — $79.95
Video-on-demand (per movie or event)	$0.99 — $24.95
Dial-up Internet access	$9.95 — $19.95
Cable Internet access	$26.95 — $74.90
VoIP Telephony	$15.95 — $22.95

(1)	These rates reflect price increases, effective March 1, 2006, of $0.60 on basic analog cable and extended basic analog cable, $1.00 on basic digital cable, between $1.00 and $3.00 on extended digital cable and $1.00 on cable internet access and VoIP telephone.

Our Network Technology
     As of December 31, 2005, our cable systems consisted of approximately 9,400 km of fiber optic cable and 29,500 km of coaxial cable, passing approximately 2.4 million homes and serving approximately 1.62 million customers. Our network is the largest broadband network in Québec covering over 80% of cable homes passed.
     The following table summarizes the current technological state of our systems, based on the percentage of our customers who have access to the bandwidths listed below and two-way capability:

	450 MHz	480 to	750 to	Two-Way
	and Under	625 MHz	860 MHz	Capability

December 31, 2001	3%	25%	72%	97%
December 31, 2002	3%	23%	74%	97%
December 31, 2003	3%	23%	74%	97%
December 31, 2004	3%	23%	74%	97%
December 31, 2005	2%	23%	75%	98%
     Our cable television networks are comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or over-the-air reception quality and transmitted to the main headends by way of over-the-air links, coaxial links or fiber optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2 signals and the IP Backbone for the Internet services. This connection is provided by Videotron Telecom through its inter-city fiber network. The first stage of this distribution consists of either a fiber optic link or a very high capacity microwave link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fiber coaxial cable network made of wide-band amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer’s television set directly or, depending on the area or the services selected, through various types of customer equipment including set top boxes.
     We have adopted the hybrid fiber coaxial (HFC) network architecture as the standard for our ongoing system upgrades. Hybrid fiber coaxial network architecture combines the use of fiber optic cable with coaxial cable. Fiber optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fiber optic cable from the headend to a group of nodes to the homes passed served by that node. Our system design provides for cells of approximately 1,000 homes each to be served by fiber optic cable. To allow for this configuration, secondary headends were put into operation in the greater Montréal area and in the greater Québec City area. Remote secondary headends must also be connected with fiber optic links. The loop structure of the two-way networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. Our network design provides us with significant flexibility to offer customized programming to individual cells of 1,000 homes, which is critical to our ability to deploy certain advanced services in the future, including video-on-demand and the continued expansion of our interactive services. Our network design also allows for further segmentation to 500 or 250 homes where cable, Internet and telephony service penetration requires higher network capacity. We also believe that our network design provides high capacity and superior signal quality that will enable us to provide to our current and future customers new advanced products and services in addition to those currently offered by us.

     Our strategy of maintaining a leadership position in the suite of products and services currently offered by us and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. For that reason, we have in place a modernization plan to upgrade our networks in Québec City and in the Central Region of Québec from a bandwidth of 480 Mhz to 750 Mhz or greater. We currently expect to complete those projects by the end of the first half of 2007, which will bring approximately 95% of our network in Québec to an upgraded bandwidth of 750 Mhz or greater. Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our new Voice over IP telephony service, we are currently considering a number of alternatives for how best to address increasing network capacity requirements resulting from higher demand for such advanced products and services. Pursuing one or more of these alternatives will require us to make substantial investments in our network in the coming years.
     We integrated Videotron Telecom’s network within our own assets pursuant to the merger of Videotron Telecom with and into us on January 1, 2006. Videotron Telecom’s regional network has over 9,000 km of fiber optic cable in Québec and 2,000 km of fibre optic cable in Ontario and reaches more than 80% of the businesses located in the major metropolitan areas of each of Quebec and Ontario. Videotron Telecom’s extensive network supports direct connectivity with networks in Ontario, eastern Quebec, the Maritimes and the United States.
Marketing and Customer Care
     Our long term marketing objective is to increase our cash flow through deeper market penetration of our services and continued growth in revenue per customer. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:
•	continue to rapidly deploy advanced products and services such as cable Internet access, digital television and Voice over IP telephony;

•	design product offerings that provide greater opportunity for customer entertainment and information choices;

•	target marketing opportunities based on demographic data and past purchasing behavior;

•	develop targeted marketing programs to attract former customers, households that have never subscribed to our services and customers of alternative or competitive services;

•	enhance the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services;

•	leverage the retail presence of SuperClub Vidéotron, Archambault Group Inc. and third-party commercial retailers;

•	cross-promote the wide variety of content and services offered within the Quebecor Media group (including, for example, the content of TVA Group productions and the 1-900 service for audience voting during television programs such as Star Académie, Occupation Double and other reality shows popular in Québec) in order to distribute our cable, data transmission and telephony services to our existing and future customers;

•	introduce new value-added packages of products and services, which we believe increases average revenue per user, or ARPU, and improves customer retention; and

•	leverage our business market, using the Videotron Telecom network and expertise with our commercial customer base, which should enable us to offer additional bundled services to our customers and may result in new business opportunities.
     We continue to invest time, effort and financial resources in marketing new and existing services. To increase both customer penetration and the number of services used by our customers, we use coordinated marketing techniques, including door-to-door solicitation, telemarketing, media advertising, e-marketing and direct mail solicitation.

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
Programming
     We believe that offering a wide variety of conveniently scheduled programming is an important factor in influencing a customer’s decision to subscribe to and retain our cable services. We devote significant resources to obtaining access to a wide range of programming that we believe will appeal to both existing and potential customers. We rely on extensive market research, customer demographics and local programming preferences to determine our channel and package offerings. The CRTC currently regulates the distribution of foreign content in Canada and, as a result, we are limited in our ability to provide such programming to our customers. We obtain basic and premium programming from a number of suppliers, including TVA Group.
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
Competition
     We operate in a competitive business environment in the areas of price, product and service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. In addition, as we expand into additional services such as interactive and telephony services, we may face additional competition. Our principal competitors include over-the-air television and providers of other entertainment, direct broadcast satellite, digital subscriber line, private cable, other cable distribution, ILECs and wireless distribution. We also face competition from illegal providers of cable television services and illegal access both to foreign DBS (also called grey market piracy) and as well as signal theft of DBS that enable customers to access programming services from U.S. and Canadian direct broadcast satellite services without paying any fee (also called black market piracy).
•	Over-the-air Television and Providers of Other Entertainment. Cable television has long competed with broadcast television, which consists of television signals that the viewer is able to receive without charge using an over-the air antenna. The extent of such competition is dependent upon the quality and quantity of broadcast signals available through over-the-air reception compared to the services provided by the local cable system. Cable systems also face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as home video products, including videotape recorders, DVD players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service than are available over the air or through competitive alternative delivery sources.

•	Direct Broadcast Satellite. Direct broadcast satellite, or DBS, is a significant competitor to cable systems. DBS delivers programming via signals sent directly to receiving dishes from medium- and high-powered satellites, as opposed to cable delivery transmissions. This form of distribution generally provides more channels than some of our television systems and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. Like digital cable distribution, DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.

•	DSL. The deployment of digital subscriber line technology, known as DSL, provides customers with Internet access at data transmission speeds greater than that which is available over conventional telephone lines. DSL service is comparable to cable-modem Internet access over cable systems. We also face competition from other providers of DSL service.

•	VDSL. The CRTC and Industry Canada have authorized video digital subscriber line, or VDSL, services. VDSL technology increases the capacity of DSL lines available, which permits the distribution of digital video. We expect that we will soon face competition from incumbent local exchange carriers, which have been granted licenses to launch video distribution services using this technology. ILECs are currently installing this new technology, which operates over the copper lines in phone lines, in our markets. This technology can achieve speeds as high as 52 Mbps upstream, but VDSL can only operate over a short distance of about 4,000 feet (1,200 metres). As a result, telephone companies are replacing many of their main feeds with fibre-optic cable. By placing a VDSL transceiver, a VDSL gateway, in larger multiple dwelling units, the distance limitation is overcome. Further, as a result of such improvements in broadband speeds over DSL and the evolution of compression technology, incumbent telephone carriers in our service areas may be in a position to enable delivery of digital television over their cable Internet connections (IPTV) in the coming years. Advanced trials are underway in Canada and in other countries. Tests in our service markets are expected to be performed in the first half of 2006. If successful, IPTV may provide telecommunications carriers with a way to offer services similar to those offered by cable operators in the consumer market.

•	Private Cable. Additional competition is posed by satellite master antenna television systems known as “SMATV systems” serving multi-dwelling units, such as condominiums, apartment complexes, and private residential communities.

•	Other Cable Distribution. There is currently, a cable operator offering television distribution and providing cable-modem Internet access service is serving the greater Montréal area. This cable operator, which has approximately 15,000 customers, is owned by the regional ILEC.

•	Wireless Distribution. Cable television systems also compete with wireless program distribution services such as multi-channel multipoint distribution systems, or MDS. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer’s premises.

•	Grey and Black Market DBS Providers. Cable and other distributors of television signals continue to face competition from the use of access codes and equipment that enable the unauthorized decoding of encrypted satellite signals, from unauthorized access to our analog and digital cable signals (black market) and from the reception of foreign signals through subscriptions to foreign satellite television providers that are not lawful distributors in Canada (grey market).

•	Telephony Service. Our new VoIP telephony service competes against other telephone companies, including both the incumbent telephone service provider in Québec, which controls a significant portion of the telephony market in Québec, as well as other Voice over IP telephony service providers and cellular telephone service providers.

•	Other Internet Service Providers. In the Internet access business, cable operators compete against other Internet service providers offering residential and commercial Internet access services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high speed Internet system to competitive Internet service providers at mandated rates.

REGULATION
Ownership and Control of Canadian Broadcast Undertakings
     Subject to any directions issued by the Governor in Council (effectively the Federal Cabinet), the CRTC regulates and supervises all aspects of the Canadian broadcasting system.
     The Governor in Council, through an Order-in-Council referred to as the Direction to the CRTC (Ineligibility of Non-Canadians), has directed the CRTC not to issue, amend or renew a broadcasting license to an applicant that is a non-Canadian. Canadian, a defined term in the Direction, means, among other things, a citizen or a permanent resident of Canada, a qualified corporation, a Canadian government, a non-share capital corporation of which a majority of the directors are appointed or designated by statute, regulation or specified governmental authorities, or a qualified mutual insurance company, qualified pension fund society or qualified cooperative of which not less than 80% of the directors or members are Canadian. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer (or if there is no chief executive officer, the person performing functions similar to those performed by a chief executive officer) and not less than 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition to the above requirements, Canadians must beneficially own and control, directly or indirectly, not less than 66.6% of the issued and outstanding voting shares and not less than 66.6% of the votes of the parent company that controls the subsidiary, and neither the parent company nor its directors may exercise control or influence over any programming decisions of the subsidiary if Canadians beneficially own and control less than 80% of the issued and outstanding shares and votes of the parent corporation, if the chief executive officer of the parent corporation is a non-Canadian or if less than 80% of the parent corporation’s directors are Canadian. There are no specific restrictions on the number of non-voting shares which may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting license must not otherwise be controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion. Control is defined broadly in the Direction to mean control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, agreement or arrangement, the ownership of a corporation or otherwise. Videotron is a qualified Canadian corporation.
     Regulations made under the Broadcasting Act (Canada) require the prior approval of the CRTC of any transaction that directly or indirectly results in (i) a change in effective control of the licensee of a broadcasting distribution undertaking or a television programming undertaking (such as a conventional television station, network or pay or specialty undertaking service), (ii) a person or a person and its associates acquiring control of 30% or more of the voting interests of a licensee or of a person who has, directly or indirectly, effective control of a licensee, or (iii) a person or a person and its associates acquiring 50% or more of the issued common shares of the licensee or of a person who has direct or indirect effective control of a licensee. In addition, if any act, agreement or transaction results in a person or a person and its associates acquiring control of at least 20% but less than 30% of the voting interests of a licensee, or of a person who has, directly or indirectly, effective control of the licensee, the CRTC must be notified of the transaction. Similarly, if any act, agreement or transaction results in a person or a person and its associates acquiring control of 40% or more but less than 50% of the voting interests of a licensee, or a person who has directly or indirectly effective control of the licensee, the CRTC must be notified.
     In November 2002, the federal Minister of Industry initiated a review of the existing foreign ownership restrictions applicable to telecommunications carriers. In April 2003, the House of Commons Standing Committee on Industry, Science and Technology released a report of its study of the issue of foreign direct investment restrictions applicable to telecommunications common carriers. The House of Commons Standing Committee on Industry, Science and Technology, recommended, among other things, that the Government of Canada remove the existing foreign ownership restrictions in the telecommunications industry and ensure that any changes made to the Canadian ownership and control requirements applicable to telecommunications common carriers be applied equally to broadcasting distribution undertakings. In June 2003, the House of Commons Standing Committee on Canadian Heritage released a report of its review of the Broadcasting Act (Canada) and, among other things, recommended that the current restrictions on foreign ownership relating to broadcasting, cable and telecommunications remain. On April 4, 2005, the Canadian Government released a response to the report of the latter committee wherein it stated, among other things, that “the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally.” However, it acknowledged the appointment by Industry Canada of an independent panel of experts, the

Telecommunications Policy Review Panel, to review Canada’s telecommunications policy and regulation of telecommunications and that the panel’s work may be helpful in shedding new light on the issue. One of the many terms of reference for this panel include consideration of Canada’s foreign investment restrictions in telecommunications and whether they should be removed. The panel is expected to report during the first quarter of 2006. We cannot predict what, if any, recommendations will be made by the panel on foreign ownership of telecommunications companies and whether any such recommendations will be acted upon by the government. Given the increasing level of convergence in the industry and competition with traditional telecommunications carriers, a change to the current regulatory regime allowing for greater foreign investment in telecommunications carriers, without a comparable change allowing for greater foreign investment for broadcasting distribution undertakings, may adversely affect our ability to compete with some of our competitors who are telecommunication carriers.
Jurisdiction Over Canadian Broadcast Undertakings
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
Canadian Broadcast Distribution (Cable Television)
     Licensing of Canadian Broadcasting Distribution Undertakings
     The CRTC has responsibility for the issuance, amendment, renewal, suspension and revocation of Canadian broadcasting licenses, including licenses to operate a cable distribution undertaking. A cable distribution undertaking distributes broadcasting services to customers predominantly over closed transmission paths. A license to operate a cable distribution undertaking gives the cable television operator the right to distribute television programming services in its licensed service area. Broadcasting licenses may be issued for periods not exceeding seven years and are usually renewed, except in certain circumstances or in cases of a serious breach of the conditions attached to the license or the regulations of the CRTC. The CRTC is required to hold a public hearing in connection with the issuance, suspension or revocation of a license. We operate 52 cable systems pursuant to a license issuance or an order that exempts certain network operations from the obligation to hold a license.
     Cable systems with 2,000 customers or less and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC. These cable systems will continue to have to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. Cable distribution undertakings that are fully interconnected with other broadcasting distribution undertakings are ineligible for this exemption unless the aggregate number of customers served by the interconnected broadcast distribution undertakings is less than 6,000. We operate 23 exempted cable systems.
     Similarly, cable systems with between 2,000 and 6,000 customers (generally Class 2 cable systems or Class 3 cable systems not exempt under the CRTC’s exemption for small cable undertakings) are also exempted from holding a license pursuant to a CRTC public notice issued in 2003. Cable distribution undertakings that are fully interconnected with other broadcasting distribution undertakings will be ineligible for this exemption unless the aggregate number of customers served by the interconnected broadcast distribution undertakings is less than 6,000. Three such networks benefit from the exemption by having reduced administrative costs and regulatory burdens. As a result, we still operate 26 licensed networks.

     In November 2003, the CRTC finalized the regulatory framework that will govern the distribution of digital signals by over-the-air television stations (Broadcasting Public Notice CRTC 2003-61). The CRTC requires broadcasting distribution undertakings to distribute the primary digital signal of a licensed over-the-air television service in accordance with the priorities that currently apply to the distribution of the analog version of the services. The CRTC expects all broadcasting distribution undertakings to implement the necessary upgrades. Analog carriage can be phased-out only once 85% of a particular broadcasting distribution undertaking’s customers have digital receivers or set-top boxes that can convert digital signals to analog. Exempt undertakings will not be required to duplicate mandatory services in digital format. A further proceeding to establish a licensing framework governing the transition of pay and specialty services to high definition, or HD, signals was initiated in August 2004. It will also establish a framework to govern the distribution of such services by broadcasting distribution undertakings. It is expected that this policy will be made public in 2006. According to the CRTC, the time period during which broadcasters and distributors will have to provide services in both analog and digital formats will depend on the speed with which customers convert from analog to digital. A shorter transition period will reduce the overall costs of the transition for both broadcasters and distributors.
     In order to conduct our business, we must maintain our broadcasting distribution undertaking licenses in good standing. Failure to meet the terms of our licenses may result in their short-term renewal, suspension, revocation or non-renewal. We have never failed to obtain a license renewal for any cable systems.
     Distribution of Canadian Content
     The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act (Canada) mandate the types of Canadian and non-Canadian programming services that may be distributed by broadcasting distribution undertakings, or BDUs, including cable television systems. For example, Canadian television broadcasters are subject to “must carry” rules which require terrestrial distributors, like cable and MDS systems, to carry the signals of local television stations and, in some instances, regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the “must carry” rules is designed to ensure that the signals of local broadcasters reach cable households and enjoy advantageous channel placement. Furthermore, cable operators, DBS operators and MDS operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local and regional television stations, certain specialty channels and pay television channels, and a pay-per-view service, but does not include Category Two digital services and video-on-demand services.
     As revised from time to time, the CRTC has issued a list of non-Canadian programming services eligible for distribution in Canada on a discretionary user-pay basis to be linked along with Canadian pay-television services or with Canadian specialty services. The CRTC currently permits the linkage of up to one non-Canadian service for one Canadian specialty service and up to five non-Canadian services for every one Canadian pay-television service. In addition, the number of Canadian services received by a cable television customer must exceed the total number of non-Canadian services received. The CRTC decided that it would not be in the interest of the Canadian broadcasting system to permit the distribution of certain non-Canadian pay-television movie channels and specialty programming services that could be considered competitive with licensed Canadian pay-television and specialty services. Therefore, pay-television movie channels and certain specialty programming services available in the United States and other countries are not approved for distribution in Canada. Following recent CRTC policy statements, most foreign third language (other than English and French) programming services can be eligible for distribution in Canada if approved by the CRTC and if legacy Canadian services of the same language are distributed as well.
     Also important to broadcasting operations in Canada are the specialty (or thematic) programming service access rules. Cable systems in a French-language market, such as Videotron’s, with more than 6,000 customers are required to offer each analog French-language Canadian specialty and pay television programming service licensed, other than religious specialty services, to the extent of available channels. Similarly, DBS satellite operators must, by regulation, distribute all Canadian specialty services other than Category Two digital specialty services and religious specialty services. Moreover, all licensed specialty services, other than Category Two digital specialty services and religious specialty services, as well as at least one pay television service in each official language, must be carried by larger cable operators, such as Videotron, when digital distribution is offered. These rules seek to ensure wider carriage for certain Canadian specialty services than might otherwise be secured through negotiation. However, Category Two digital specialty services do not benefit from any regulatory assistance guaranteeing distribution other than a requirement that a cable operator distribute at least five unrelated Category Two digital specialty services for each Category Two digital specialty service distributed by such cable operator in which such cable operator or its affiliates control more than 10% of the total shares. Cable systems (not otherwise exempt) and DBS satellite operators are also subject to distribution and linkage requirements for programming services set by the CRTC and amended from time to time which include requirements that link the distribution of eligible non-Canadian satellite programming services with Canadian specialty and pay television services.
     1998 Broadcasting Distribution Regulations
     The Broadcasting Distribution Regulations enacted in 1998, also called the 1998 Regulations, apply to distributors of broadcasting services or broadcasting distribution undertakings in Canada. The 1998 Regulations promote competition between broadcasting distribution undertakings and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are exhibited. The 1998 Regulations introduced important new rules, including the following:
•	Competition, Carriage Rules and Signal Substitution. The 1998 Regulations provide equitable opportunities for all distributors of broadcasting services. Similar to the signal carriage and substitution requirements that are imposed on existing cable television systems, under the 1998 Regulations, new broadcasting distribution undertakings are also subject to carriage and substitution requirements. The 1998 Regulations prohibit a distributor from giving an undue preference to any person, including itself, or subjecting any person to an undue disadvantage. This gives the CRTC the ability to address complaints of anti-competitive behavior on the part of certain distributors.

•	A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which Canadian distribution undertakings, such as cable television systems with over 6,000 customers, are required to substitute the foreign programming service, with local Canadian signal, including Canadian commercials, for broadcasts of identical programs by a U.S. station when both programs are exhibited at the same time. These requirements are designed to protect the program rights that Canadian broadcasters acquire for their respective local markets. The CRTC, however, has suspended the application of these requirements to DTH satellite operators for a period of time, so long as they undertake certain alternative measures, including monetary compensation to a fund designed to help finance regional television productions.

•	Canadian Programming and Community Expression Financing Rules. All distributors, except systems with less than 2,000 customers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming including community programming. However, the allocation of these contributions between broadcast and community programming can vary depending on the type and size of the distribution system involved.

•	Inside Wiring Rules. The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. On September 3, 2002, the CRTC established a fee of $0.52 per customer per month for the use of cable inside wire in MDUs. On October 9, 2002, the CRTC, had ordered Câblage QMI and Videotron to comply with the inside wiring access rules. In Broadcasting Decision CRTC 2005-223 of May 31, 2005, the CRTC rescinded the Mandatory Order issued against Videotron and its subsidiaries. In Broadcasting Public Notice CRTC 2005-83 of August 15, 2005, the CRTC called for comments on possible regulatory amendments that would expand competitive access to inside wire owned by a cable licensee and installed in properties, such as hotels, hospitals, nursing homes and other commercial or institutional premises that are used to house transient residents as well as in office buildings, retail stores or other types of non-residential properties. Videotron has opposed this expansion of the regulations because such access would make what we have considered “commercial accounts” more vulnerable to competition.

     Rates
     Our revenue related to cable television is derived mainly from (a) monthly subscription fees for basic cable service; (b) fees for premium services such as specialty services, pay-television, pay-per-view television and video-on-demand; and (c) installation and additional outlets charges.
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
     For all but two minor service areas, our basic service fees for our customers have been deregulated.
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
     In February 2001, the CRTC also announced similar “winback” restrictions on certain cable operators, including us, in the Internet service market. These restrictions limit cable operators’ ability to “win back” Internet service customers who have chosen to switch to another Internet service provider within 90 days of the customer’s switch.
     With respect to VoIP services, the CRTC decided in May 2005, as part of its announced regulatory framework for VoIP services, that it was not necessary to apply “winback” restrictions to cable operators. However, it determined that the winback restrictions for ILECs was necessary to foster competition and it extended the winback rules applicable to

ILECs for local exchange services to ILECs’ local VoIP services. These rules provide for a twelve-month no contact period in the case of residential customers and a three-month no contact period for business customers. An appeal has been filed with the Federal Court of Appeal by several ILECs on the grounds that these no contact rules violate constitutional rights to freedom of expression. A group of ILECs also has an earlier outstanding application before the CRTC seeking to eliminate the CRTC’s prevailing winback restrictions on local telephony on the same constitutional grounds. If either of these challenges to the winback restrictions are successful, we could face a more challenging marketing environment for our local telephony services offering.
     Copyright Board Proceedings
     Certain copyrights in radio, television and pay audio programming are administered collectively and tariff rates are established by the Copyright Board of Canada. Tariffs set by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively. Proposed tariffs for online music activities are also under review by the Copyright Board. See “— Proposed Tariffs in Respect of Online Activities” below.
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
     Distant television signal retransmission royalties vary from $100 per year for Class 3 cable systems and from $0.30 to $0.65 per customer per month for Class 2 cable systems serving areas with fewer than 1,500 customers and to $0.70 per customer per month for more than 6,000 customers (Class 1 cable systems), except in French-language markets. In French-language markets, there is a 50% rebate for Class 1 and Class 2 cable systems, where the maximum rate is $0.35 per customer per month. The same pricing structure, with lower rates, still applies for distant radio signal transmission. All of our undertakings operate in French-language markets. In 2003, the collective societies representing copyright holders filed with the Copyright Board of Canada a tariff request to increase to $1.00 per customer per month the distant signal retransmission royalty applicable to systems of more than 6,000 customers for the years 2000 to 2008. In December 2003, the 2003 tariff was extended indefinitely on an interim basis until the Copyright Board rules on the proposed tariff, and a hearing in respect of the proposed tariff had been scheduled for October 2005. The parties have, however, reached an agreement in March 2005 on the rates and the tariff prior to the initiation of the public hearing process. The distant television signal retransmission royalties will be an annual average of approximately $0.80 for Class 1 systems with a 50% rebate for French language markets, until 2008.
     Royalties for the Transmission of Pay and Specialty Services
     In 1989, the Copyright Act (Canada) was amended, in particular, to define copyright as including the exclusive right to “communicate protected works to the public by telecommunication.” Prior to the amendment, it was generally believed that copyright holders did not have an exclusive right to authorize the transmission of works carried on radio and television station signals when these signals were not broadcast but rather transmitted originally by cable television operators to their customers. In 1996, at the request of the Society of Composers, Authors and Music Publishers of Canada (SOCAN), the Copyright Board approved Tariff 17A, which required the payment of royalties by broadcasting distribution undertakings, including cable television operators, that transmit musical works to their customers in the course of transmitting television services on a subscription basis. Through a series of industry agreements, this liability was shared with the pay and specialty programming services.
     In March 2004, the Copyright Board changed the name of this tariff from Tariff 17A to Tariff 17 and rendered its decision setting Tariff 17 royalty rates for 2001 through 2004. The Copyright Board changed the structure of Tariff 17 to calculate the royalties based on the revenues of the pay and specialty programming services (affiliation payments only in the case of foreign and pay services, and all revenues in the case of Canadian specialty services) and set a basic royalty rate of 1.78% for 2001 and 1.9% for 2002 through 2004. The basic royalty rate is subject to reductions in certain cases, although there is no French-language discount. SOCAN has agreed that the 2005 and 2006 tariff will continue on the same basis as in 2004, the royalty rate remaining at 1.9%.
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
     In February 2005, the Copyright Board rendered its decision setting pay audio services royalties for 2003 through 2006. The Copyright Board fixed the rate of royalties payable to SOCAN and NRCC during this period to 12.35% and 5.85%, respectively, of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. In addition, the Copyright Board established the rate of royalties payable to SOCAN and NRCC during this period at 6.17% and 2.95%, respectively, for a small cable transmission system, an unscrambled low or very low power television station or an equivalent small transmission system. The Copyright Board also eliminated the previously effective 15% discount to royalties payable by a system located in a French-language market. We have made interim royalty payments for 2003 and 2004 based on the lower royalty rate of the 2002 tariffs. The retroactive royalty obligations to SOCAN and NRCC owed by us since 2003 were paid in 2005.
     Tariff in Respect of Internet Service Provider Activities
     In 1996, SOCAN proposed a tariff (Tariff 22) to be applied against Internet service providers, in respect of composers’/publishers’ rights in musical works communicated over the Internet to Internet service providers’ customers. SOCAN’s proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that Internet service providers should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that Internet service providers do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting for third parties and caching. SOCAN’s tariff proposal will, therefore, be subject to further consideration by the Copyright Board to determine what royalties should be paid by content providers in respect of music communicated over the Internet. A proposed amendment to the Copyright Act (Canada) was introduced in June 2005 in Parliament to exempt ISPs for copyright liability for merely providing customers with access to the Internet and not operating the web site itself. It is premature to predict whether the amendment will be reintroduced in Parliament and enacted into law.
     Proposed Tariffs in Respect of Online Activities
     The Copyright Board is currently reviewing various tariff proposals that would apply to the use of music on the Internet, including, among others, websites that use audio webcasts of any kind which contain music, online music services and other similar undertakings using musical works on the Internet. If all such proposed tariffs are approved by the Copyright Board, it may have a significant impact on our online music activities. It is currently anticipated that public hearings regarding online music service tariffs will be held by the Copyright Board during the third quarter of 2006.
Canadian Telecommunications Services

     Jurisdiction
     The provision of telecommunications services in Canada is regulated by the CRTC pursuant to the Telecommunications Act (Canada). With certain exceptions, companies that own or operate transmission facilities in Canada that are used to offer telecommunications services to the public for compensation are deemed “telecommunications common carriers” under the Telecommunications Act (Canada) administered by the CRTC and are subject to regulation. Cable operators offering telecommunications services are deemed “Broadcast Carriers.”
     The Telecommunications Act (Canada), which came into force on October 25, 1993, as amended, provides for the regulation of facilities-based telecommunications common carriers under federal jurisdiction. Under the Telecommunications Act (Canada), the CRTC may exempt any class of Canadian telecommunications carriers from the application of the Telecommunications Act (Canada) if the CRTC is satisfied that such an exemption is consistent with implementation of the Canada telecommunications policy objectives. The CRTC must refrain from regulating certain telecommunications services or classes of services provided by Canadian carriers, if it finds that such service or class is or will be subject to competition sufficient to protect the interests of users. The CRTC is prohibited from making a determination to refrain if refraining from regulation could likely impair unduly the establishment or continuance of a competitive market for a particular service or class of services.
     In the Canadian telecommunications market, Videotron operates as a CLEC and a Canadian broadcast carrier since its merger with Videotron Telecom.
     Overview of the Telecommunications Competition Framework
     Competition in the Canadian long-distance and local telephony markets is guided to a large extent by the principles set out in Telecom Decision CRTC 92-12, which removed the telephone companies’ monopoly in the provision of public long-distance voice telecommunications services, Review of Regulatory Framework, Telecom Decision CRTC 94-19, which sets out the principles for a new, pro-competitive regulatory framework, and Local Competition Telecom Decision CRTC 97-8, which establishes the policy framework for local exchange competition. This latter decision, along with four others (Telecom Decision CRTC 97-9, CRTC Telecom Orders 97-590 and 97-591, as well as CRTC Public Notice 1997-49) comprise the Local Competition Decisions (the “LC Decisions”), which set out many of the terms and conditions for competitive entry in the market for local telephony services. A number of technical, operating and other details are being established through subsequent proceedings and meetings of the CISC.
     Application of Canadian Telecommunications Regulation
     In a series of decisions, the CRTC has determined that the carriage of “non-programming” services by cable companies results in the company being regulated as a carrier under the Telecommunications Act (Canada). This applies to a company serving its own customers, or allowing a third party to use its distribution network to provide non-programming services to customers, such as providing access to cable Internet services.
     In addition, the CRTC regulates the provision of telephony services in Canada. On May 1, 1997, the CRTC established the regulatory framework for the provision of competitive local telephony services in Canada. Among the key elements of this framework are: a technical form of interconnection based on a co-carrier (i.e., peer-to-peer) relationship between the ILEC and CLECs; mutual compensation for traffic termination (including Bill & Keep compensation at low levels of traffic imbalance); effective deregulation of CLEC retail service offerings with the exception of certain social obligations such as the provision of enhanced 911 service; and the imposition of a series of regulatory safeguards on the ILECs to protect against anti-competitive conduct on their part, including retail tariffing requirements, service bundling restrictions and winback restrictions.
     Elements of the CRTC’s telecommunications regulatory framework to which Videotron is subject include: interconnection standards and inter-carrier compensation arrangements; the mandatory provision of equal access (i.e. customer choice of long distance provider); standards for the provision of 911 service, message relay service and certain privacy features; and the obligation not to prevent other local exchange carriers from accessing end-users on a timely basis under reasonable terms and conditions in multi-dwelling units where Videotron provides service.
     Generally speaking, the CRTC has pursued a policy of favouring facilities-based competition in telecommunications. Key to the CRTC’s framework are decisions issued on January 25, 2001 and June 30, 2003, respectively, regarding access to municipal rights of way and access to multi-dwelling units. In both cases, the CRTC adopted a policy of open access, with fees generally limited to recovering costs reasonably incurred. Application of the framework principles to individual access cases, however, has encountered resistance from certain municipalities and building owners. It remains to be determined whether any of these access cases will need to be brought before the CRTC for resolution.
     On February 3, 2005, the CRTC issued a decision re-affirming and expanding a tariff regime initially establishing in June 2002 whereby competitive carriers may purchase certain digital network services from the ILECs at reduced cost-based rates. This regime had undermined Videotron’s position in the wholesale market for business telecommunications services. To remain competitive with the ILECs in the wholesale market, Videotron has substantially reduced the rates it charges other competitive carriers for certain digital network services that would be eligible under the new tariff regime were they purchased from the ILEC. On July 28, 2005, Quebecor Media, on behalf of Videotron, filed an application with the CRTC seeking compensation for financial losses incurred as a result of this regime, on the same basis as the compensation already accorded to the ILECs. The compensation requested amounts to $13.2 million for the period June 1, 2002 to June 30, 2005. The CRTC has denied our application, and we do not intend to pursue an appeal.
     On May 12, 2005, the CRTC established a framework for regulating voice communications services using Internet Protocol that regulates only local VoIP services but not peer-to-peer VoIP services. The regulatory framework governing competition for local telephony services will apply to local VoIP services. As a result, local VoIP services provided in-territory by ILECs are subject to economic regulation and prior tariff approval, whereas local VoIP services provided by competitors such as Videotron are not. The CRTC also ruled that cable operators, such as Videotron, are required to fulfill obligations imposed on CLECs when providing local VoIP services, and must also remove any restrictions that would prevent third-party Internet service providers from offering VoIP services over Internet access facilities leased from the cable operators on a wholesale basis. It further determined that revenues from VoIP services are contribution-eligible for purposes of the revenue-based contribution regime established by the CRTC to subsidize residential telephone services in rural and remote parts of Canada. We believe that our VoIP service plans will not be altered materially by the CRTC’s decision. However, on July 28, 2005, Bell Canada and other ILECs filed a petition with the Federal Cabinet requesting Cabinet to overturn that part of the CRTC’s decision that applies economic regulation and prior tariff approval to the ILECs’ VoIP offerings. Within one year of the CRTC’s decision, Cabinet has the authority, if the petition is successful, to vary or rescind the decision or refer it back to the CRTC for reconsideration. A successful petition could have a material impact on our business ability to compete with the ILECs in the local telephony market.
     The CRTC has initiated a public proceeding to establish a framework for the forbearance from regulation of residential and business local exchange services provided by the ILECs. Among the issues being considered in this proceeding are: the scope of local exchange services to be considered for forbearance; the definition of relevant service and geographic markets; the criteria to be applied to determine whether the relevant markets are sufficiently competitive for forbearance; the CRTC’s powers and duties to be forborne; post-forbearance criteria and conditions; and the appropriate process for future applications for forbearance. The CRTC has stated that it intends to issue its decision within 150 days after the record closes. The record closed on October 7, 2005. Depending on the framework established by the CRTC, any successful forbearance applications could have a material impact on our ability to compete with the ILECs in the local telephony market.
     Right to Access to Telecommunications and Hydro-Electric Support Structures
     The CRTC has concluded that some provisions of the Telecommunications Act (Canada) may be characterized as encouraging joint use of existing support structures of telephone utilities to facilitate efficient deployment of cable distribution undertakings by Canadian carriers. We access these support structures in exchange for a tariff that is regulated by the CRTC. If it were not possible to agree on the use or conditions of access with a support structure owner, we could apply to the CRTC for a right of access to a supporting structure of a telephone utility. The Supreme Court of Canada, however, held on May 16, 2003 that the CRTC does not have jurisdiction under the Telecommunications Act (Canada) to establish the terms and conditions of access to the support structure of hydro-electricity utilities. Terms of access to the support structures of hydro-electricity utilities must therefore be negotiated with those utilities.

     We entered into an agreement, which ran through December 2005, for access to the support structures of hydro-electricity utilities in Québec. We are currently negotiating the renewal of this agreement with Hydro-Québec, the hydro-electricity monopoly in our licensed areas. If we cannot come to an agreement with Hydro-Québec, we may file an application to a provincial administrative tribunal under An Act respecting certain public utility installations (Québec) to establish the terms and conditions on which we could access the Hydro-Québec support structure.
     We also have a limited number of facilities in Ontario. In March 2005, pursuant to an application filed by the Canadian Cable Telecommunications Association, or the CCTA, the Ontario Energy Board, or the OEB, established a uniform rate for access to electricity distribution power poles in Ontario for the purpose of transmitting cable services of $22.35 per pole per year for the use of Ontario electric utility poles by cable television providers and other parties. The OEB Decision stated that an electricity distributor could apply for a different charge where the electricity distributor costs were not adequately recovered through the approved charge. The rate established by the OEB represents a significant increase relative to earlier prevailing rates.
     Access by Third Parties to Cable Networks
     In Canada, access to the Internet is a telecommunications service. While Internet access services are not regulated on a retail (price and terms of service) basis, Internet access for third-party Internet service providers is mandated and tariffed according to conditions approved by the CRTC for cable operators.
     On July 6, 1999, the CRTC required certain of the largest cable operators, including us, to submit tariffs for cable Internet access services, known as open access or third party access, in order to allow competing retail Internet service providers, to offer such services over a cable infrastructure. Some of our tariff elements, most notably the per end-user rate we may charge to third-party Internet service providers, were approved by the CRTC on an interim basis in August 2002. A revised cost study for our per end-user rate was filed with the CRTC in August 2004 and is under consideration. Other tariff elements, most notably those related to our interconnection architecture and service charges, were approved by the CRTC on an interim basis in November 2004. Other technical, operational and business policies to implement access services were addressed by the CRTC Interconnection Steering Committee, or CISC, and technical tests were concluded.
     Final tariff rates for our per end-user charge to Internet service providers and our other third-party interconnection service charges will be established pursuant to CRTC follow-up proceedings currently underway. Operations by one third-party Internet service provider interconnected to our cable network commenced in the fourth quarter of 2005. Several other providers are in the process of interconnecting.
     Until third-party access to our cable network is provided, the CRTC requires certain of the largest cable operators, including us, to allow third-party retail Internet service providers to purchase for the purpose of resale its retail cable Internet services at a discount of 25% off the lowest retail Internet service rate charged by us to our cable customers during a one-month period. This resale obligation will cease to be mandated once facilities-based access is available to Internet service providers. We expect some, if not all, of our existing resellers to migrate their customers to our third-party Internet access service.
     As part of the CRTC’s announced regulatory framework for VoIP, on May 12, 2005 the CRTC directed that large cable carriers, such as us, remove restrictions in their third-party Internet access tariffs in order to allow third-party Internet service providers to provide VoIP services in addition to retail Internet services.
     Foreign Ownership Restrictions
     In November 2002, the federal Minister of Industry initiated a review of the existing foreign ownership restrictions applicable to the telecommunications carriers. The House of Commons Standing Committee on Industry, Science and Technology issued a report on April 28, 2003 recommending the removal of foreign ownership restrictions in the telecommunications industry and that any changes made to the Canadian ownership and control requirements applicable to telecommunications common carriers be applied equally to broadcasting distribution undertakings. However, in June 2003, the House of Commons Standing Committee on Canadian Heritage instead recommended the status quo regarding foreign ownership levels for broadcasting and telecommunications companies. On April 4, 2005, the Canadian government released a response to the report of the latter committee wherein it stated that “the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally.” However, it acknowledged the appointment by Industry Canada of an independent panel of experts, the Telecommunications Policy Review Panel, to review Canada’s telecommunications policy and regulation of telecommunications, including consideration of Canada’s foreign investment restrictions in telecommunications and whether those restrictions should be removed. The panel is expected to report during in 2006.

ORGANIZATIONAL STRUCTURE
     The Company is a wholly-owned subsidiary of 9101-0827 Québec inc., which is a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a 54.72% owned subsidiary of Quebecor Inc., which we refer to as Quebecor. The remaining 45.28% of Quebecor Media is owned by Capital d’Amérique CDPQ inc., a subsidiary of the Caisse de dépôt et placement du Québec, Canada’s largest pension fund manager, with approximately $215 billion in assets under management. The following chart illustrates the corporate structure of Videotron as at January 1, 2006, including Videotron’s main subsidiaries, together with the jurisdiction of incorporation or organization of each corporate entity.
PROPERTY, PLANTS AND EQUIPMENT
     Our corporate offices are located in leased space at 300 Viger Avenue East, Montréal, Québec, Canada H2X 3W4. These premises are under an expropriation notice, in order to make space for the new Université de Montréal Health Centre (CHUM). We will be relocating our operations and personnel from this building, although no date has yet been fixed for this relocation. We are currently considering a number of alternative locations, and a committee has been formed to oversee the negotiations regarding damages incurred and relocation costs.
     We also own several buildings in Montréal, the largest of which is located at 150 Beaubien Street (approximately 27,850 square feet) and houses our primary headend. We also own a building of approximately 40,000 square feet in Québec City where our regional headend for the Québec City region is located. Furthermore, we own or lease a significant number of smaller locations for signal reception sites and customer service and business offices. We generally lease space for the business offices and retail locations for the operation of our video stores.
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
     Compliance with these laws has not had, and management does not expect it to have, a material effect upon our capital expenditures, net income or competitive position. Environmental laws and regulations and the interpretation of such laws and regulations, however, have changed rapidly in recent years and may continue to do so in the future. The property on which our primary headend is located has contamination problems to various degrees related to historical use by previous owners as a landfill site and is listed by the authorities on their contaminated sites registry. We believe that such contamination poses no risk to public health, and we are currently updating our environmental studies to determine whether further intervention is required. In November 2004, our environmental studies reported improvements in the groundwater resources of this property, and we are presently in discussions with the authorities to stop all ground water sampling. Our properties, as well as areas surrounding our properties, may have had historic uses or may have current uses that may affect these properties and require further study or remedial measures. No material studies or remedial measures are currently anticipated or planned by us or required by regulatory authorities with respect to our properties. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.
     ITEM 4A — UNRESOLVED STAFF COMMENTS
          Not applicable.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion and analysis provides information concerning our operating results and financial condition. This discussion should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this annual report. It also contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. See “Forward-Looking Statements.”
GENERAL
     This Management’s Discussion and Analysis contains an analysis of our consolidated financial position as of December 31, 2005 and the results of our operations and cash flows for the periods ended December 31, 2004 and 2005. Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. Note 22 to our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 contains a discussion of the principal differences between Canadian GAAP and U.S. GAAP and the extent to which these differences affect our consolidated financial statements.
     On January 1, 2006, subsequent to the year-end covered by this annual report, Videotron Telecom, a wholly-owned indirect subsidiary of Quebecor Media, merged with and into us. Combining Videotron Telecom’s telecommunication network and expertise with our commercial customer base enables us to offer additional bundled services, and our objective is that this will result in new business opportunities. This reorganization is a continuation of the existing collaboration between us and Videotron Telecom on, among other things, our Voice over IP (VoIP) telephony and fibre network development, and reflects a corporate strategy to improve operating efficiency. This transaction was accounted for by the continuity of interest method. Also on January 1, 2006, our subsidiary Vidéotron (Régional) ltée was merged with CF Cable Inc. This merger had no impact on our consolidated financial statements.
     On January 1, 2005, our subsidiary Vidéotron TVN inc., or Vidéotron TVN, was liquidated into us, and on December 31, 2004, our subsidiary Videotron (1998) ltée was liquidated into us. These transactions had no impact on our consolidated financial statements.
     On October 7, 2003, our parent company, Quebecor Media, transferred its wholly-owned subsidiaries Le SuperClub Vidéotron ltée and Vidéotron TVN to us in exchange for additional shares of our capital stock. On July 5, 2001, we acquired, from our parent company, Quebecor Media, its wholly-owned subsidiary Vidéotron (1998) ltée, in exchange for one of our Series E Preferred Shares and a promissory note. Each of these transactions were between entities under common control and were accounted for by the continuity of interest method. The transfers were recorded at the carrying value of the subsidiaries’ net assets at the moment of the applicable transfer, and the corresponding figures in our consolidated financial statements for periods before the transfers include those of Vidéotron (1998) ltée, Le SuperClub Vidéotron ltée and Vidéotron TVN.
OVERVIEW OF RESULTS

FINANCIAL DATA

	Year ended December 31,
(in thousands of Canadian dollars)	2003	2004	2005

Revenues	$805,001	$871,618	$1,001,994
Operating income (1)	275,250	341,177	382,352
Depreciation and amortization	122,958	130,215	131,841
Net income	63,311	147,372	113,875
Cash flows from operating activities	194,078	310,675	354,368
Acquisition of fixed assets	90,284	123,030	191,827
CUSTOMER STATISTICS

	As of December 31,
	2003	2004	2005

Homes passed (2)	2,351,344	2,383,443	2,419,335

Cable

Basic Cable Customers (3)	1,424,144	1,452,554	1,506,113
% Penetration (4)	60.6%	60.9%	62.3%
Basic Cable, net (losses) additions	(6,916)	28,410	53,559

Digital Cable Customers	240,863	333,664	474,629
% Penetration (5)	16.9%	23.0%	31.5%
Digital Cable, net additions	69,238	92,801	140,965

Internet Access

Cable Modem	406,277	502,630	637,971
% Penetration (4)	17.3%	21.1%	26.4%
Cable Modem, net additions	101,223	96,353	135,341

Dial up	28,821	23,973	18,034
Dial up, net (losses)	(14,803)	(4,848)	(5,939)

Telephony

VoIP Customers		2,135	162,979
% Penetration (4)		0.1%	6.7%
VoIP Customers, net additions		2,135	160,844

(1)	We define operating income as net income before depreciation and amortization, financial expenses, dividend income from parent company, other items, income taxes, non-controlling interest in a subsidiary and goodwill amortization. We provide a reconciliation of operating income to net income in note 8 under “Item 3. Key Information — Selected Financial Data” above.

(2)	Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by cable television distribution network in a given cable system service area in which the programming services are offered.

(3)	Basic customers are customers who received basic cable service, including analog and digital customers.

(4)	Represents customers as a percentage of homes passed.

(5)	Represents digital customers as a percentage of basic customers.

     Our primary sources of revenue are subscriptions from our customers for cable television, Internet access services, VoIP telephony services, and the rental and sale of video cassettes and digital video discs, or DVDs. Our business is primarily subscription-based, which has historically provided stable revenues and shown relatively low sensitivity to changes in general economic conditions. We provide a wide variety of cable subscription packages at a range of prices. Internet revenues include amounts from both our cable-modem Internet access and dial-up customers. As of December 31, 2005, we had 637,971 cable-modem Internet access customers and 18,034 dial-up customers.
     The commercial launch of our new residential VoIP telephony services occurred in January 2005, with the roll-out beginning throughout Montréal’s South Shore. Over the course of the year, we continued the roll-out in Laval, Montréal and Québec City regions and Montréal’s North Shore. As of December 31, 2005, VoIP telephony service was available to approximately 64% of all of our homes passed by cable.
     Because our cable television, Internet access and VoIP telephony services use the same network, we have only one significant business segment. Our other revenues primarily come from sales of equipment and from our subsidiary Société d’édition et de transcodage ltée, which provides certain broadcasting services, including television standards conversion and duplication, background music on cable channels, signal delivery, recording and distribution, and caption subtitling for the hearing impaired.
     Our direct costs consist primarily of television programming costs, Internet bandwidth and transportation costs, long-distance, portability and fees payable to our affiliated company, Videotron Telecom (which merged with us as of January 1, 2006), set-top box and modem costs, and purchasing costs for video cassettes and DVDs. These costs vary, depending on the number of customers and the prices negotiated with our suppliers.
     Major components of operating expenses include salaries and benefits, subcontracting costs, materials, advertising, and regulatory contributions.
     In each of the years ended December 31, 2000, 2001 and 2002 and in the first half of 2003, we experience a decline in the number of basic cable customers, although our number of digital cable customers and cable-modem Internet access customers was growing. The declines in those years were due primarily to increased competition from direct broadcast satellite as well as the impact of an eleven-month labour conflict. In April 2003, this conflict was resolved, and, since July 2003, we have recorded steady increases in the number of our basic cable customers, and strong increases in our numbers of digital cable customers and cable-modem Internet access customers has also continued to grow. We believe that these increases are due to our efforts to improve customer service, the deployment of our products in retail stores, successful bundling strategies, certain measure taken in July 2005 to prevent piracy by direct-to-home satellite customers, and the return of our employees in 2003 after the labour conflict. See “Item 6. Directors, Senior Management and Employees—Employees.”
     During the year ended December 31, 2005, we recorded net increases of 53,559 basic cable customers, 135,341 cable-modem Internet access service customers, and 140,965 digital television service customers, including those who upgraded from our analog cable service, and we added 160,844 customers for our VoIP telephony services, which we commercially launched in January 2005.
     We define operating income, as reconciled to net income under Canadian GAAP, as net income before depreciation and amortization, financial expenses, dividend income from our parent company, other items (consisting primarily of restructuring charges), income taxes, non-controlling interest in a subsidiary and goodwill amortization. Operating income, as defined above, is not a measure of results that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, distributions or dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Operating income is also commonly used in the sectors in which we operate, as well as by the investment community to analyze and compare companies. Our definition of operating income may not be identical to similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating revenues. We provide a reconciliation of operating income to net income

(loss) in note 8 under “Item 3. Key Information — Selected Financial Data.”
     Average monthly revenue per user, or ARPU, is an industry metric that we use to measure our average cable, Internet and VoIP telephony revenues per month per basic cable customer. ARPU is not a measurement under Canadian GAAP or U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate ARPU by dividing our combined cable television, Internet access and VoIP telephony revenues by the average number of our basic cable customers during the applicable period, and then dividing that result by the number of months in the applicable period.
YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004
Revenues
     Consolidated operating revenues for the year ended December 31, 2005 were $1,002.0 million compared to $871.6 million for 2004, representing an increase of $130.4 million (15.0%).
     Cable television revenues for the year ended December 31, 2005 increased by $41.5 million (7.2%) as compared to 2004. This growth was primarily due to an increase of 30,416 in the average number of basic cable customers over the average number in the year ended December 31, 2004, higher buying rates for our video-on-demand products, as well as to more lucrative sales packages and the price increases gradually implemented at the beginning of March 2004 and March 2005, partially offset by lower revenues from customer equipment rentals. In 2005, we recorded a net gain of 53,559 cable television customers (3.7%), bringing the number of our basic cable customers to 1,506,113, versus an increase of 28,410 customers (2.0%) and a total of 1,452,554 basic cable customers for the year ended December 31, 2004. We increased the number of our digital customers by 140,965 (42.2%) during the year ended December 31, 2005, compared to an increase of 92,801 (38.5%) in 2004. ARPU for our cable television services increased from $33.56 to $35.23, reflecting more profitable sales packages, price increases, and the migration from analog to digital.
     Internet revenues for the year ended December 31, 2005 increased by $48.3 million (21.7%), mainly due to an increase of 106,276 in the average number of cable-modem Internet customers during the year over the average number in the year ended December 31, 2004, along with price increases gradually implemented at the beginning of March 2004 and March 2005. The number of cable-modem Internet customers increased by 135,341 (26.9%) to 637,971 as of December 31, 2005, compared with an increase of 96,353 (23.7%) to 502,630 customers in 2004. For the year ended December 31, 2005, ARPU for our Internet services increased from $38.75 to $38.96. This growth was due primarily to price increases, partially offset by a higher proportion of customers opting for lower priced packages.
     VoIP telephony revenues for the year ended December 31, 2005, the first year of our VoIP operations, were $21.1 million. During the year ended December 31, 2005, we recorded a net increase of 160,844 in the number of our VoIP telephony customers to 162,979 as at the end of the year. ARPU for our VoIP telephony services was $30.54 for the year ended December 31, 2005.
     Revenues from video stores for the year ended December 31, 2005 increased by $7.1 million (14.7%), mainly due to the acquisition in July 2004 of Jumbo Entertainment Inc., a franchisor and operator of approximately 100 video and video game rental stores across Canada, with revenues of $11.0 million, compared to $4.7 million in 2004. This growth was also due to a strong performance by our video game stores, higher revenues from retail sales and higher royalties, offset by lower video rentals than in 2004, due to increased competition and the lack of hit movie titles released in 2005.
     Other revenues, which represent mainly sales of equipment to customers, increased by $12.3 million to $36.6 million for the year ended December 31, 2005, compared to $24.3 million for 2004. This increase was due to a higher sales volume of digital set-top boxes, offset by their being sold at a lower price.
Direct Costs and Operating, General and Administrative Expenses
     Direct costs increased by $37.1 million (14.8%) to reach $287.5 million for the year ended December 31, 2005, versus $250.4 million for 2004. Direct costs for cable television services, which consist primarily of programming costs, increased by $14.5 million for the year ended December 31, 2005, due to a larger number of customers, a higher penetration of digital customers, and the increased penetration of our video-on-demand service. Most of the programming fees paid for Canadian services that we distribute are at fixed rates per customer for the duration of the contracts. Internet access direct costs for the year ended December 31, 2005 increased by $0.9 million, due to a greater number of Internet access customers and an increase in bandwidth use per customer. This increase was offset by the lower cost of the bandwidth. Direct costs for VoIP telephony services, consisting of long distance, portability, and other fees payable to our affiliated company, Videotron Telecom, amounted to $6.2 million. Other costs increased by $15.5 million, mainly due to the greater number of set-top boxes sold, offset by lower acquisition costs for such equipment and more favourable exchange rate on the U.S. dollar.
     Operating, general and administrative expenses increased by $52.2 million (18.6%) to reach $332.2 million for the year ended December 31, 2005, compared to $280.0 million for 2004. This increase was mainly due to the launch of our new VoIP telephony services, higher sales expenses, as well as non-recurrent gains of $4.1 million in 2004.
Operating Income
     Operating income for the year ended December 31, 2005 was $382.4 million, compared to $341.2 million for 2004, representing an increase of $41.2 million (12.1%). Operating income margin decreased to 38.2% for the year ended December 31, 2005 from 39.1% in 2004. The reduction in operating income margin was mainly due to a negative operating income margin in the launch period of the new VoIP telephony services. Subsidies on equipment sold to customers amounted to $36.7 million (3.7% of sales) for the year ended December 31, 2005, compared to $36.7 million (4.2% of sales) for 2004. We provide our definition operating income under “—Overview of Results” above, and we provide a reconciliation of operating income to net income in note 8 under “Item 3. Key Information—Selected Financial Data.”
Depreciation and Amortization
     Depreciation and amortization expenses for the year ended December 31, 2005 were $131.8 million compared to $130.2 million in 2004, representing an increase of $1.6 million (1.2%), due to an increase in the acquisition of fixed assets, mostly related to VoIP telephony services.
Financial Expenses and Dividend Income
     Financial expenses for the year ended December 31, 2005 were $65.2 million, as compared to $178.0 million for 2004, representing a decrease of $112.8 million (63.4%). This decrease was attributable to $108.5 million in interest expense paid in 2004 on the $1.1 billion subordinated loan from Quebecor Media, our parent company, which was compensated by $111.1 million in dividend income from the $1.1 billion investment in the preferred shares of Quebecor Media. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.” The decrease was also due to the favourable change in the fair value of interest rate swaps in the amount of $1.2 million, compared to a $4.6 million negative impact in 2004. The decrease was offset, however, by an increase in interest expenses on our long-term debt due to the refinancing of part of our long-term debt in November 2004 and our new 6 3/8% Senior Notes due December 15, 2015 issued on September 16, 2005. See “— Liquidity and Capital Resources — Sources of Liquidity and Capital Resources — Capital Market Debt Financing.”
Income Taxes
     Income tax expenses for the year ended December 31, 2005 were $71.3 million, compared to $3.4 million of income taxes recovered in 2004, representing an effective tax rate of 38.5% compared to -2.4% in 2004. In 2005, our effective tax rate was 31.02%, but changes in enacted tax rates increased the future income tax and had an impact on the current year of $12.9 million. In 2004, income taxes were lower due to a favorable settlement of notices of assessment in an amount of $17.5 million, and to tax consolidation transactions, through which the dividend income we received from Quebecor Media, our parent company, was non-taxable, resulting in an expense reduction of $34.4 million. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.”

Net Income
     Our net income was $113.9 million for the year ended December 31, 2005, as compared to $147.4 million for 2004, a decrease of $33.2 million (22.7%). Higher income before income taxes was offset by the increase in our effective tax rate as discussed above under “— Income Taxes.” See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.”
YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003
Revenues
     Consolidated operating revenues for the year ended December 31, 2004 were $871.6 million, compared to $805.0 million for 2003, an increase of $66.6 million, or 8.3%. This increase would have been $76.2 million, or 9.5%, had we excluded the impact of the change in accounting policy for the timing of revenue and expense recognition regarding connection fees. See note 1(b) to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 and “— Recent Canadian GAAP Accounting Pronouncements.”
     Cable television revenues for the year ended December 31, 2004 increased by $17.9 million, or 3.2%, as compared to 2003. The increase would have been $25.5 million or 4.6% had we excluded the impact of the change in accounting policy. This growth was primarily a result of the increase in the number of basic cable customers, the sale of more lucrative packages, and the price increases we gradually implemented beginning in March 2004. In 2004, we increased the number of our basic cable customers by 28,410, or 2.0%, to 1,452,554 at December 31, 2004, the largest annual increase in our basic cable customers since 1999. This compares to the decrease of 6,916 customers, or 0.5%, in 2003 for a total of 1,424,144 customers at December 31, 2003. We increased the number of digital customers by 92,801, or 38.5%, to 333,664 at December 31, 2004, compared with an increase of 69,238, or 40.3%, to 240,863 customers at December 31, 2003. ARPU increased from $32.89 to $34.00 before the change in accounting policy, reflecting more lucrative packages, a migration from analog to digital, and price increases.
     Internet revenues for the year ended December 31, 2004 increased by $39.2 million, or 21.4%, over 2003. The increase would have been $41.2 million, or 22.5%, had we excluded the impact of the change in accounting policy. This growth was due to a higher number of cable-modem Internet customers in 2004 than in 2003, along with the price increases that we gradually implemented beginning in March 2004, offset by higher discounts on services sold to new customers. We increased the number of our cable-modem Internet customers by 96,353, or 23.7%, to 502,630 at December 31, 2004, compared with an increase of 101,223, or 33.2%, to 406,277 customers at December 31, 2003. ARPU decreased from $39.15 to $39.10 before the change in accounting policy, due to a higher proportion of lower priced packages.
     Revenues from video stores for the year ended December 31, 2004 increased by $9.6 million, or 25.0%, over 2003. This growth was due to the acquisition of all the assets of Jumbo Entertainment Inc., a franchisor and operator of approximately 100 video and video game rental stores across Canada, which represented an increase of $4.7 million in revenues. The growth is also due to a strong performance by the video game stores, higher revenues from retail sales and rentals, and the positive impact of higher royalties and annual fees.
     Other revenues, which consisted mainly of the sale of equipment to customers, were $24.3 million for the year ended December 31, 2004, compared to $24.4 million in 2003, a decrease of $0.1 million. This decline was due to a reduction in the selling price of digital terminals, offset by the higher volume of sales of terminals.
Direct Costs and Operating, General and Administrative Expenses
     Direct costs increased by $4.5 million, or 1.8%, to $250.4 million for the year ended December 31, 2004 from $246.0 million in 2003. Direct costs for cable television services in 2004, which consist of programming costs, were higher than in 2003 due to an increase in the number of our digital customers and the increased penetration of our video-on-demand service. Internet access direct costs for the year ended December 31, 2004 were lower than for 2003 due to a significant reduction in bandwidth and transportation costs, partially offset by the higher volume resulting from an increased number of Internet access customers. We also benefited from lower acquisition costs and a more favorable exchange rate on the U.S. dollar for the set-top boxes and cable modems sold to customers.
     Operating, general and administrative expenses decreased by $3.8 million, or 1.3%, to $280.0 million for the year ended December 31, 2004 from $283.8 million in 2003. Lower operating expenses in the year ended December 31, 2004, resulting mainly from the deferral of $9.4 million in incremental and direct costs due to the adoption of the new accounting policy described above, offset by an increase in publicity and promotion expenses, plus an increase in programming fund expenses due to higher cable television revenues. The Supreme Court of Canada ruled that Internet service providers are not liable for royalties on content exchange through the Internet. Consequently, a $4.1 million expense recorded in prior years was reversed in 2004.
Operating Income
     Operating income for the year ended December 31, 2004 was $341.1 million, compared to $275.3 million in 2003, representing an increase of $65.9 million, or 23.9%. Operating income margin increased to 39.1% for the year ended December 31, 2004 from 34.2% in 2003. Subsidies on equipment sold to customers amounted to $36.7 million in the year ended December 31, 2004, or 4.2% of sales, compared with $35.6 million, or 4.4% of sales, in 2003. See the reconciliation of operating income to net income (loss) in Note 7 under “Selected Financial and Operating Data.”
Depreciation and Amortization
     Depreciation and amortization expenses for the year ended December 31, 2004 were $130.2 million, an increase of $7.2 million, or 5.9%, from $123.0 million in 2003. This increase was attributable to ongoing capital expenditures required to support an increased number of Internet access customers, network extensions and maintenance capital. We also revised the useful life of digital set-top boxes from 10 to 7 years and cable modems from 6 to 5 years, resulting in additional amortization expenses of $4.6 million in 2004.
Financial Expenses, Dividend Income and Other Items
     Financial expenses for the year ended December 31, 2004 were $178.0 million, as compared to $64.6 million for 2003, an increase of $113.4 million. This increase was attributable to $108.5 million in interest expense on the $1.1 billion subordinated loan from Quebecor Media, which was compensated by $111.1 million in dividend income from the $1.1 billion investment in the preferred shares of Quebecor Media. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.” The increase is also due to a foreign exchange loss of $1.3 million on U.S. dollar-denominated long-term debt, compared to a gain of $23.6 million in 2003, offset by a write-off of financing costs and other charges on the early redemption of long-term debt of $4.8 million, compared with $17.1 million in 2003. We also reduced our interest expenses on long-term debt due to lower interest rates in 2004.
     Other items for the year ended December 31, 2003 consisted of the reversal of $2.5 million of the revised restructuring provision taken in the fourth quarter of 2002.
Income Taxes
     Income taxes recovered for the year ended December 31, 2004 were $3.4 million, compared to $26.8 million in income tax expenses for 2003, representing an effective tax rate of -2.4%, compared with 29.7% in 2003, a decrease of 32.1% based on income before income taxes and non-controlling interest. This decline is mainly due to tax consolidation transactions, through which the dividend income received from Quebecor Media was non-taxable. A reversal of an income tax provision of $17.5 million was recorded in 2004 due to the settlement of notices of assessment, which also reduced our income taxes.
Net Income
     Net income was $147.4 million for the year ended December 31, 2004, as compared to $63.3 million for 2003, an increase of $84.1 million, or 132.9%. This increase was mainly due to improvement in revenues and operating income and a lower effective tax rate due to the tax consolidation transactions with Quebecor Media. See ”— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.”
LIQUIDITY AND CAPITAL RESOURCES
Uses of Liquidity and Capital Resources
     Our principal liquidity and capital resource requirements consist of:
•	capital expenditures to maintain and upgrade our network in order to support the growth of our customer base and the launch and expansion of new or additional services;

•	the service and repayment of our debt, and satisfaction of other contractual obligations; and

•	distributions to our shareholder.
     Capital Expenditures. During the year ended December 31, 2005, we invested $191.8 million in fixed assets, compared to $123.0 million in 2004, an increase of $68.8 million. This growth was due to $67.1 million in capital investment in our new VoIP telephony services, compared to $4.8 million in 2004, and higher HFC cable network modernizations, offset by lower investments in our Internet network, where major investments were made in 2004. We continue to focus on success-driven capital spending and on maintaining our network in a very good condition.
     Our strategy of maintaining a leadership position by offering the suite of products and services currently offered and launching new and advanced products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. We have therefore implemented a modernization plan to upgrade our networks in Québec City and in the central region of Québec from a bandwidth of 480 MHz to 750 MHz or greater. We expect to complete the Québec City modernization at the end of 2006 and the central region in the summer of 2007, which will bring approximately 94% of our network in Québec to an upgraded bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever-increasing speed of Internet access and increasing demand for our new VoIP telephony service, we are currently considering a number of alternatives as to how best to address these increasing network capacity requirements resulting from higher demand for such advanced products and services. Pursuing one or more of these alternatives would require us to make substantial investments in our network in the coming years.
     Service and Repayment of Our Debt. During the year ended December 31, 2005, we made cash interest payments of $66.0 million, compared to $159.6 million in 2004. The decrease is mainly due to the tax consolidation transactions with Quebecor Media in 2004. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.”
     On January 17, 2006, we reimbursed the principal amount of the subordinated loan and all interest owed at that date to Quebecor Media for a total consideration of $168.0 million. At that date, we also reduced the paid-up capital on our common shares and paid a total consideration of $83.7 million to our parent company. The repayment of the loan and the reduction of the paid-up capital were financed through the use of our revolving facility in an amount of $237 million.
     On July 15, 2005, we used our cash on hand and drew on our revolving credit facility to reimburse US$75.6 million aggregate principal amount of the Senior Secured First Priority Notes of our subsidiary, CF Cable TV Inc., or the CF Cable notes, which bore interest at an annual rate of 9 1/8% and were to mature in 2007. The gain on settlement of long-term debt in 2005 includes the write-off of the unamortized premium of $0.8 million in respect of the CF Cable notes, net of deferred financing costs, amounting to $0.5 million. In addition, an amount of $7.4 million was paid as settlement of the interest rate swaps related to the CF Cable notes.
     On November 19, 2004, concurrent with the issuance of US$315.0 million in principal amount of our Notes (in addition to the US$335.0 million in principal amount of our Notes then outstanding), we repaid in full the outstanding indebtedness under the $318.1 million Term loan C from our credit facilities and increased our total borrowing capacity under our revolving credit facility by $350.0 million to $450.0 million and extended its maturity to November 2009. As at December 31, 2005, we had no outstanding balance on this facility.
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
     During the year ended December 31, 2003, we borrowed $150.0 million in the form of a subordinated loan from our parent company, Quebecor Media (the QMI Subordinated Loan), and used the proceeds to repay an equivalent amount under our credit facilities. On October 8, 2003, we refinanced our debt. We issued US$335.0 million aggregate principal amount of our 6 7/8% Senior Notes due January 15, 2014, repaid in full and terminated the Term A and Term B loans under our original credit facilities, borrowed $368.1 million under a new Term C loan and reduced the aggregate amount we can borrow under our revolving credit facility from $150.0 million to $100.0 million. As part of this transaction, we also terminated our foreign currency swap relating to the fully repaid and terminated Term B loan. As a result of this transaction, the mandatory repayments of our credit facilities were reduced to $50.0 million per year, with the remainder due in 2008. The financing costs of $9.1 million incurred for this transaction are amortized over the life of the financing.
     Distributions to our Shareholder. During the year ended December 31, 2005, we paid $210.0 million in dividends to our shareholder, as compared to $205.2 million paid in 2004 and $20.0 million in 2003. We expect to make distributions to our shareholder in the future, subject to the terms of our indebtedness and applicable laws. Subsequent to the year ended December 31, 2005, we also paid $83.7 million to our shareholder in respect of a reduction of paid-up capital on our common shares. See Note 21(i) to our audited consolidated financial statements for the year ended December 31, 2005.
     Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan. Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into certain transactions described below that have had the effect of consolidating tax losses within the Quebecor Media group.
     In the first quarter of 2004, our wholly owned subsidiary, Vidéotron (1998) ltée, entered a back-to-back transaction by borrowing $1.1 billion under a subordinated loan from Quebecor Media and used the proceeds to invest in $1.1 billion of Quebecor Media preferred shares. The maturity date of the subordinated loan was January 16, 2019 and it bore interest at an annual rate of 10 3/4%, payable semi-annually. The Quebecor Media preferred shares were redeemable at the option of Quebecor Media and retractable at our option at their paid-up value, and they carried an 11% annual fixed cumulative preferential dividend, payable semi-annually. During the year ended December 31, 2004, we made cash interest payments of $108.5 million on the subordinated loan and received $111.1 million in dividends from our ownership of the Quebecor Media preferred shares. On December 16, 2004, this subordinated loan was repaid in full with the proceeds from the redemption of the preferred shares of Quebecor Media and the back-to-back transaction was unwound.
     Retractable Preferred Shares. During the year ended December 31, 2003, we issued one retractable Series F preferred share to Quebecor Media, which was presented as a liability in our consolidated financial statements at a retraction price of $2.0 million. During the year ended December 31, 2004, this preferred share was redeemed at the retraction price. The excess of the retraction price over the stated capital of this preferred share was credited to our contributed surplus account in an amount of $1.7 million.
     In 2001 and 2002, we issued retractable Series E Preferred Shares to Quebecor Media, which were presented as a liability in our consolidated financial statements at the retraction price of those shares. During the year ended December 31, 2003, these preferred shares were exchanged for our common shares. The excess of the retraction price over the stated capital of these preferred shares was credited to our contributed surplus account in an amount of $301.2 million.
     Contractual Obligations and Other Commercial Commitments Our material obligations under firm contractual arrangements, including commitments for future payments under our credit facilities, our various Notes and operating lease arrangements, as of December 31, 2005, are disclosed in notes 13, 16 and 17 to our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005.

		Payments Due by Period
		(as of December 31, 2005)
	Total	< 1 year		2-3 years	4-5 years	> 5 years
	(in millions of dollars)

Contractual obligations:

6 7/8% Senior Notes due January 15, 2014	$769.2	$		$—	$—	$769.2

6 3/8% Senior Notes due December 15, 2015	202.5		—	—	—	202.5

Cash Interest Expense(1)	601.6		68.3	136.6	136.6	260.1

QMI subordinated loan (2)	150.0		—	—	—	150.0

Operating leases and other debt	37.5		12.5	12.8	6.9	5.3

Total contractual cash obligations	$1,760.8		$80.8	$149.4	$143.5	$1,387.1

(1)	Estimate of interest to be paid on long-term debt, excluding the QMI subordinated loans, based on the interest rates and foreign exchange rate as at December 31, 2005.

(2)	On January 17, 2006, we reimbursed the principal amount of the subordinated loan and all interests owed at that date to Quebecor Media for a total consideration of $168.0 million.
     We rent equipment and premises under various operating leases. As of December 31, 2005, we estimate that the minimum aggregate payments under these leases over the next years will be approximately $37.0 million. During the year ended December 31, 2005, we renewed or extended several leases and entered into new operating leases.
     Effective January 1, 2002, we entered into a five-year management agreement with Quebecor Media for services it provides to us, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations, and other services. This agreement provides for an annual management fee payable to Quebecor Media of $11.4 million for the year ended December 31, 2005. Management fees payable to Quebecor Media in the 2006 fiscal year are expected to be $15.9 million. The agreement also provides that in no event may the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of our consolidated revenues for such year. See “Major Shareholders and Related Party Transactions — Related Party Transactions — Management Services and Others.”
     As of December 31, 2005, there were no material commitments for capital expenditures.
Sources of Liquidity and Capital Resources
     Our primary sources of liquidity and capital resources are:
•	funds from operations;

•	financing from related party transactions;

•	capital markets debt financing; and

•	our credit facilities.
     Funds from Operations. Cash provided by operating activities during the year ended December 31, 2005 was

$354.4 million, compared to $310.7 million in 2004, representing an increase of $43.7 million (14.1%). Cash flow from operations before changes in non-cash operating items amounted to $321.8 million for the year ended December 31, 2005, compared to $296.9 million in 2004. This $24.9 million increase is mainly due to higher operating income. Cash provided by the changes in non-cash operating items was $32.6 million for the year ended December 31, 2005, compared to $13.8 million in 2004, representing an increase of $18.8 million. The variation in non-cash operating items was mainly due to the increase in our current income taxes and the timing of payments to suppliers and affiliated companies.
     Cash provided by operating activities during the year ended December 31, 2004 was $310.7 million, as compared to $194.1 million in 2003, an increase of $116.6 million, or 60.1%. Cash flow from operations before changes in non-cash operating items amounted to $296.9 million for the year ended December 31, 2004, as compared to $220.4 million in 2003. This $76.5 million increase is mainly due to improved operating income and a reduction in interest expense on long-term debt (excluding the subordinated debt for tax consolidation purposes with Quebecor Media). Cash provided by the changes in non-cash operating items was $13.8 million for the year ended December 31, 2004, as compared to $26.3 million in 2003, an increase of $40.1 million. The variation in non-cash operating items was mainly due to the timing of payments to suppliers.
     Financing from Related Party Transactions. During the year ended December 31, 2004, we acquired income tax assets from Quebecor Media of $62.0 million, of which $55.5 million was recorded as future income tax assets and $6.5 million as income taxes receivable. The consideration, paid in 2005 to Quebecor Media, amounted to $35.2 million and the difference of $26.8 million was credited to contributed surplus.
     On January 16, 2004, we borrowed $1.1 billion in the form of a subordinated loan from our parent company, Quebecor Media. We used all the proceeds from this loan to purchase 1,100,000 preferred shares, Series D, of Quebecor Media. On December 16, 2004, Quebecor Media redeemed these preferred shares, and we used the proceeds from this redemption to repay in full the outstanding amount under the $1.1 billion subordinated loan. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.”
     Capital Markets Debt Financing. On September 16, 2005, we issued US$175.0 million aggregate principal amount of 6 3/8% Senior Notes, at a discount of 99.5% on their face value, for net proceeds of US$174.1 million, before issuance fees and expenses of $3.7 million. Interest is payable on our new 6 3/8% Senior Notes every six months on December 15 and June 15, with the first interest payment due December 15, 2005. Our new 6 3/8% Senior Notes mature on December 15, 2015, are unsecured, and are guaranteed by some of our subsidiaries. The 6 3/8% Senior Notes contains certain covenants that restrict our ability and the ability of our guarantor subsidiaries to take certain actions, including our ability to incur additional indebtedness. We entered into cross-currency interest swaps to hedge against foreign exchange fluctuations related to the interest and capital repayment of the 6 3/8% Senior Notes denominated in a foreign currency.
     Credit Facilities. On July 15, 2005, we used our cash on hand and drew on our revolving credit facility to reimburse US$75.6 million aggregate principal amount of the CF Cable notes. As at December 31, 2005, we had no outstanding balance on this facility.
     On November 19, 2004, concurrently with the issuance of our 6 7/8% Senior Notes, we repaid in full our $318.1 million term-loan C and our revolving credit facility was increased from $100.0 million to $450.0 million with an extended maturity date to November 2009.
     On October 8, 2003, concurrently with the issuance of our 6 7/8% Senior Notes, we repaid entirely and terminated our former bank facility term-loan A and B, borrowed an amount of $368.1 million under a term loan C and reduced the authorized amount under our revolving credit facility from $150.0 million to $100.0 million.
     We believe that, based on our current levels of operations and anticipated growth, our cash from operations, together with other available sources of liquidity described above, will be sufficient to fund our currently anticipated capital expenditures and to make the required payments of principal and interest on our debt, including payments due on our 6 7/8% Senior Notes due January 15, 2014, and our 6 3/8% Senior Notes due December 15, 2015, as well as under our credit facilities. We also expect, to the extent permitted by the terms of our indebtedness and applicable laws, to also make distributions to our shareholder in the future.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES
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
     We also evaluate goodwill for impairment on at least an annual basis and whenever events or circumstances indicate that the carrying amount may not be recoverable from its estimated future cash flows. Impairment of goodwill is measured at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit, which is established based on the projected discounted future cash flows of the unit using a discount rate that reflects our average cost of funds. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired, and a second test is performed to measure the amount of impairment loss.
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
     Other Post-Retirement Benefits. We accrue the cost of post-retirement benefits, other than pensions, which are impacted significantly by a number of management assumptions, such as the discount rate, the rate of compensation increase, and an annual rate of increase in the per capita cost of covered benefits. These benefits, which are funded as they become due, include mainly health and life insurance programs and cable service.
     The employee future benefits accounting policy is explained in note 1(m) to our audited consolidated financial statements, and assumptions on expected return on plan assets, rate of compensation increases and discount rates are disclosed in note 3 to our audited consolidated financial statements.
Subsidies on Equipment Sold to Customers
     During the fourth quarter ended December 31, 2003, we revised our accounting policies for the sale of equipment to customers. Up to the end of the third quarter ended September 30, 2003, the costs of subsidies granted customers on equipment sold were capitalized and amortized over a three-year period on a straight-line basis. We changed our accounting policies to expense, as they are incurred, the costs related to customer subsidies. These changes have been applied retroactively.
OFF-BALANCE SHEET ARRANGEMENTS
Operating Leases
     We have guaranteed a portion of the residual values of certain assets under our operating leases for the benefit of the lessor. Should we terminate these operating leases prior to the term and should the fair value of these assets be less then the guaranteed residual value, we must, under certain conditions, compensate the lessor for a portion of the shortfall. As at December 31, 2005, the maximum aggregate exposure in respect of these guarantees was $6.5 million and no amount was recorded in the consolidated financial statements.
Guarantees under Lease Agreements
     One of our subsidiaries has provided guarantees to the lessor under premises leases of certain franchisees, with expiry dates through 2016. We must, under certain conditions, compensate the lessor should the franchisee default. As at December 31, 2005, the maximum exposure in respect of these guarantees was $8.1 million. No liability was recorded in the consolidated balance sheet since the subsidiary does not expect to make any payments pertaining to these guarantees. Recourse against the franchisee is also available, up to the total amount due.
Guarantees Related to our Various Notes
     Under the terms of the indenture governing our 6 7/8% Senior Notes due January 15, 2014, issued on October 8, 2003 and November 19, 2004, and the indenture governing our 6 3/8% Senior Notes due December 15, 2015, issued on September 16, 2005, we are committed to pay any amount of withholding taxes that could eventually be levied by any Canadian taxing authority (as defined in the indenture that governs such Notes) on payments made to the lenders so that the amounts the lenders would receive are not less than amounts receivable were no taxes levied. The amount of such guarantee is not limited and it is not possible for us to establish a maximum exposure of the guarantee because our exposure depends exclusively on the future actions, if any, by Canadian taxing authorities. Although no recourse exists for such liability, we have the right to redeem our 6 7/8% Senior Notes due January 15, 2014, and our 6 3/8% Senior Notes due December 15, 2015, at their face value were such taxes levied by any Canadian taxing authority, thereby terminating the guarantee.
RISKS AND UNCERTAINTIES
     In the normal course of business, we are exposed to fluctuations in interest rates and exchange rates. We manage this exposure through staggered maturities and a balance of fixed and variable rate obligations. As of December 31, 2005, we were using derivative financial instruments to reduce our exchange and interest rate exposure.
     While these agreements expose us to the risk of non-performance by a third party, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of our counterparties. A description of the financial derivatives used by us as of December 31, 2005 is provided in note 1(j) to our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005, and in “— Quantitative and Qualitative Disclosures About Market Risk” below.
     Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivable amounts from individual customers. As of December 31, 2005, we had no significant concentration of credit risk.
     Market Risks
     We use certain financial instruments, such as interest rate and cross-currency swaps to manage our interest rate and foreign exchange exposure. These instruments are used solely to manage the financial risks associated with our obligations and are not used for trading or speculative purposes.
     We manage our exposure to interest rate risk by having a combination of fixed and variable rate obligations and by periodically using financial instruments such as interest rate swap agreements. We are also exposed to changes in the exchange rate of the U.S. dollar to the Canadian dollar since our revenues are received in Canadian dollars, while the interest and principal on our 6 7/8% Senior Notes due January 15, 2014, and our 6 3/8% Senior Notes due December 15, 2015, are denominated in U.S. dollars.

     During the year ended December 31, 2005, we entered into cross-currency interest swaps to hedge the foreign exchange fluctuations relating to our 6 3/8% Senior Notes of US$175.0 million in principal amount, due December 15, 2015, by fixing the U.S. dollar/Canadian dollar exchange rate at 1.1781 and by fixing the interest rate at 5.98% on a notional amount of $206.2 million. During the year ended December 31, 2005, we also entered into forward exchange contracts to hedge the foreign exchange fluctuations relating to a portion of our 2006 customer equipment and other purchases by fixing the U.S. dollar/Canadian dollar exchange rate at 1.1790 on an amount of $10.4 million.
     During the year ended December 31, 2004, we entered into cross-currency interest swaps to hedge the foreign exchange fluctuations relating to the additional issuance of US$315.0 million in principal amount of our 6 7/8% Senior Notes, due January 15, 2014, by fixing the U.S. dollar/Canadian dollar exchange rate at 1.1950 and by fixing the interest rate at 7.45% on a notional amount of $149.4 million, and by fixing the exchange rate at 1.2000 and opting for a floating interest rate based on the bankers’ acceptance rate plus 2.80% on a notional amount of $228.0 million. We also entered into forward exchange contracts to hedge the foreign exchange fluctuations relating to our CF Cable Notes (all of which were redeemed on July 15, 2005) by fixing the U.S. dollar/Canadian dollar exchange rate at 1.3573 on a notional amount of $53.5 million. During the year ended December 31, 2004, we entered into forward exchange contracts to hedge the foreign exchange fluctuations relating to a portion of our 2005 customer equipment and other purchases by fixing the U.S. dollar/Canadian dollar exchange rate at 1.1974 on an amount of $18.5 million. During the year ended December 31, 2003, we entered into cross-currency interest swaps to hedge the foreign exchange fluctuations relating to our 6 7/8% Senior Notes due January 15, 2014 issued on October 8, 2003, by fixing the U.S. dollar/Canadian dollar exchange rate at 1.3425 on a notional amount of US$335.0 million and by fixing the interest rate at 7.66% on a notional amount of $181.2 million, and by opting for a floating interest rate based on the bankers’ acceptance rate plus 2.73% on a notional amount of $268.5 million. We have also entered into interest rate swaps to manage our interest rate exposure. We are committed to exchanging, at specific intervals, the difference between the fixed and floating interest rate calculated by reference to the notional amounts. As at December 31, 2004 and 2005, we were committed to paying fixed interest rates ranging from 3.75% to 5.41% on a notional amount of $95.0 million, and will receive a floating interest rate based on bankers’ acceptance with a three-month maturity. These swaps expire in 2006 and 2007.
     Foreign currency fluctuations have created gains or losses in our results on the non-hedged U.S. dollar-denominated long-term debt. For the year ended December 31, 2005, we had an unrealized foreign exchange loss of $1.4 million, as compared to $1.3 million for 2004.
REGULATION
     We are subject to extensive government regulations, mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the Canadian Radio-television and Telecommunications Commission. Changes to the regulations and policies governing broadcast television, specialty channels and program distribution through cable and direct broadcast satellite services, Internet service providers, VoIP services, as well as the introduction of new regulations or policies or terms of license or treatment of the tax deductibility of advertising expenditures, could have a material effect on our business, financial condition or results of operations. See “Item 4. Information on the Company—Business Overview — Regulation.”
CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES
     We prepare our financial statements in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. The areas of material differences and their impact on our financial statements are described in note 22 to our audited consolidated financial statements. Significant differences include the accounting for derivative financial instruments and the accounting for development and pre-operating costs.
     Under Canadian GAAP, derivative financial instruments are accounted for on an accrual basis, with gains and losses being deferred and recognized in income in the same period and in the same financial category as the income or expenses arising from the corresponding hedged position. Under U.S. GAAP, derivative financial instruments are recorded at fair value.
     Under Canadian GAAP, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Under U.S. GAAP, these costs are expensed as incurred.
     Under U.S. GAAP, we would apply push-down accounting to reflect the new basis of the assets and liabilities after being acquired by Quebecor Media. Under the push-down basis of accounting, the following adjustments were accounted for from the acquisition date:

As of October 23, 2000
(in thousands of dollars)
Fixed assets	$114,608
Deferred charges	(22,585)
Goodwill	4,360,512

Change in assets	4,452,535

Accrued charges	40,445
Future income taxes	24,930

Change in liabilities	65,375

Change in contributed surplus	$4,387,160

     Since the date of acquisition by Quebecor Media, we recorded a goodwill impairment loss of $2.0 billion in 2002. In 2004, we and Quebecor Media recorded income tax benefits in the amount of $84.3 million, which had not been recognized at the date on which we were acquired by Quebecor Media. Consequently, for 2004, goodwill was reduced by $84.3 million, contributed surplus was reduced by $67.4 million, and income tax expense for U.S. GAAP purposes was increased by $16.9 million.
RECENT CANADIAN GAAP ACCOUNTING PRONOUNCEMENTS
     In June 2005, the CICA issued Section 3831, Non-Monetary Transactions. This revised standard requires all non-monetary transactions to be measured at fair value, subject to certain restrictions. This revised standard is effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006 and early adoption is permitted only as of the beginning of a fiscal period beginning on or after July 1, 2005. We plan to adopt this new standard for any applicable future non-monetary transactions.
     In January 2005, CICA published Section 3855, Financial Instruments — Recognition and Measurement, Section 3865, Hedges, and Section 1530, Comprehensive Income. Section 3855 sets forth standards governing when and in what amount a financial instrument is to be recorded on the balance sheet. Financial instruments are to be recognized at fair value in some cases, at cost-based value in others. The section also stipulates standards for reporting gains and losses on financial instruments. Section 3865 is an optional application that allows entities to apply treatments other than those provided under Section 3855 to eligible operations they choose to designate, for accounting purposes, as being part of a hedging relationship. It expands on the guidance in Accounting Guideline 13, Hedging Relationships, and Section 1650, Foreign Currency Translation, specifying the application of hedge accounting and the information that is to be reported by the entity. Section 1530 provides a new requirement that certain gains and losses be temporarily accumulated outside net income and recognized in other comprehensive income.
     New standards in Sections 3855, 3865 and 1530 will become effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption of these new standards is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. We are currently assessing the impact that these new standards will have on our financial statements prepared in accordance with Canadian GAAP. We believe, however, that these new standards are similar to those currently used for U.S. GAAP purposes.

RECENT U.S. GAAP ACCOUNTING PRONOUNCEMENTS
     In June 2005, the Financial Accounting Standards Board (FASB) issued Statement No. 154, Accounting Changes and Error Corrections. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. FAS 154 requires retroactive application for changes in accounting principle, unless it is impracticable to determine either the cumulative effect or the period-specific effects of the change.
     In March 2005, FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations, which will take effect no later than the end of fiscal years ending after December 15, 2005. FIN 47 clarifies the term “conditional asset retirement obligation” and refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon a future event that may or may not be within the control of the entity. FIN 47 also discusses the uncertainty surrounding the timing and/or method of settlement of a conditional asset retirement obligation which should be factored into the measurement of a liability.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
DIRECTORS AND SENIOR MANAGEMENT
     The following table presents certain information concerning our directors and executive officers as of March 1, 2006:

Name and Municipality of Residence	Age	Position

Serge Gouin	62	Director and Chairman of the Board
Montréal, Québec

Jean La Couture, FCA(1)	59	Director and Chairman of the Audit Committee
Montréal, Québec

André Delisle(1)	59	Director
Montréal, Québec

A. Michel Lavigne, FCA(1)	55	Director
Brossard, Québec

Pierre Karl Péladeau	43	Director
Montréal, Québec

Robert Dépatie	47	President and Chief Executive Officer
Rosemère, Québec

Yvan Gingras	48	Executive Vice President, Finance and Operations,
Montréal, Québec		and Chief Financial Officer

Jean Novak	42	President, Videotron Business Service
Beaconsfield, Québec

Mark D’Souza	45	Vice President
Beaconsfield, Québec

Daniel Proulx	47	Senior Vice President, Engineering
Montréal, Québec

Manon Brouillette	37	Vice President, Marketing and New Product Development,
Outremont, Québec		Consumers Division

André Gascon	44	Vice President, Information Technologies
Longueuil, Québec

J. Serge Sasseville	47	Vice President, Legal Affairs and Secretary
Westmount, Québec

Édouard G. Trépanier	54	Vice President, Regulatory Affairs
Boucherville, Québec

Normand Vachon	56	Vice President, Human Resources
Repentigny, Québec

Jean-François Pruneau	35	Treasurer
Repentigny, Québec

Stéphanie Lachance	33	Assistant Secretary
Mount-Royal, Québec

Claudine Tremblay	52	Assistant Secretary
Nuns’ Island, Québec

(1)	Member of our Audit Committee.

     Serge Gouin, Director and Chairman of the Board of Directors. Mr. Gouin has been a Director and Chairman of the Board of Directors of Videotron Ltd. since July 2001. Mr. Gouin has also been a Director of Quebecor Media Inc. since May 25, 2001, and he re-assumed the position of Chairman of its Board of Directors in May 2005, having also held that position from January 2003 to March 2004. Mr. Gouin served as President and Chief Executive Officer of Quebecor Media Inc. from March 2004 until May 2005. Mr. Gouin also has served as Director and Chairman of the Board of Directors of Sun Media Corporation since May 2004. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of le Groupe Vidéotron ltée in Montréal. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of TVA Group Inc. Mr. Gouin is also a member of the board of Directors of Cott Corporation, Onex Corporation and Cossette Communication Group Inc and of TVA Group Inc.
     Jean La Couture, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has served as a Director of our company and Chairman of our Audit Committee since October 2003, and he has also been a Director and the Chairman of the Audit Committee of each of Quebecor Media Inc. and Sun Media Corporation since May 5, 2003 and June 2003, respectively. Mr. La Couture, a Fellow Chartered Accountant, is President of Huis Clos Ltée, a management and mediation firm. He also acts as President for the Regroupement des assureurs de personnes à charte du Québec (RACQ) since August 1995. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company, from 1990 to 1994. Mr. La Couture also serves as Director of several corporations, including Quebecor Inc. and Groupe Pomerleau (a Québec-based construction company). He is Chairman of the Board of Innergex Power Trust, Capital Desbog Inc., Americ Disc Inc. and Maestro (a real estate capital fund).
     André Delisle, Director and member of the Audit Committee. Mr. Delisle has served as a Director of Videotron Ltd. and member of its Audit Committee since October 31, 2005. Since that date, he has also served as a Director and member of the Audit Committee of each of Quebecor Media Inc. and Sun Media Corporation. From August 2000 until July 2003, Mr. Delisle acted as Assistant General Manager and Treasurer of the City of Montréal. He previously acted as internal consultant for the Caisse de dépôt et placement du Québec from February 1998 until August 2000. From 1982 through 1997, he worked for Hydro-Québec and the Québec Department of Finance, mainly in the capacity of either Chief Financial Officer (Hydro-Québec) or Assistant Deputy Minister (Department of Finance). Mr. Delisle is a member of the Institute of Corporate Directors, a member of the Association of Québec Economists and a member of the Barreau du Québec.
     A. Michel Lavigne, FCA, Director and member of the Audit Committee. Mr. Lavigne has served as a Director of Vidéotron and member of its Audit Committee since June 30, 2005. Since that date, Mr. Lavigne has also served as a Director and member of the Audit Committee and the Compensation Committee of Quebecor Media Inc., and as a Director and member of the Audit Committee of Sun Media Corporation and of TVA Group Inc. Mr. Lavigne is also a Director of the Caisse de dépôt et placement du Québec, as well as the Chairman of the Board of each of Primary Energy Recycling Corporation and Teraxion Inc. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montréal, Québec, Chairman of the Board of Grant Thornton Canada and was a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Accountant of the Ordre des comptables agréés du Québec and a member of the Canadian Institute of Chartered Accountants. He received his certification in Administrative Sciences from the École des Hautes Études Commerciales (HEC) in Montréal, Québec in 1972. Mr. Lavigne is active in many charitable and cultural organisations.
     Pierre Karl Péladeau, Director. Mr. Péladeau has served as a Director of our company since June 2001. Mr. Péladeau is also President and Chief Executive Officer of Quebecor Inc. and President and Chief Executive Officer of Quebecor World. Mr. Péladeau joined Quebecor’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions in the Quebecor group of companies. In 1994, Mr. Péladeau helped establish Quebecor Printing Europe and, as its President, oversaw its growth in France, the United Kingdom, Spain and Germany to become one of Europe’s largest printers by 1997. In 1997, Mr. Péladeau became Executive Vice President and Chief Operating Officer of Quebecor Printing Inc. (which has since become Quebecor World Inc.). In 1999, Mr. Péladeau became President and Chief Executive Officer of Quebecor Inc. Mr. Péladeau was our President and Chief Executive Officer from July 2001 until June 2003 and was the President and Chief Executive Officer of Quebecor Media Inc. from August 2000 to March 2004. Mr. Péladeau sits on the board of numerous companies in the Quebecor group and is active in many charitable and cultural organizations.

     Robert Dépatie, President and Chief Executive Officer. Mr. Dépatie has been our President and Chief Executive Officer since June 2003 and served as a Director of our company from June 2003 until October 2005. He joined us in December 2001 as Senior Vice President, Sales, Marketing and Customer Service. Before joining us, Mr. Dépatie held numerous senior positions in the food distribution industry, such as President of Distributions Alimentaires Le Marquis/Planters from 1999 to 2001 and General Manager of Les Aliments Small-Fry (Humpty Dumpty) from 1998 to 1999. From 1988 to 1998, he held various senior positions with H.J. Heinz Canada Ltd., such as Executive Vice-President from 1993 to 1998.
     Yvan Gingras, Executive Vice President, Finance and Operations and Chief Financial Officer. Mr. Gingras joined us in 2001 as Senior Vice President, Finance and Administration and was appointed our Executive Vice President, Finance and Operations in July 2003. In addition, he was appointed our Chief Financial Officer in January 2005. Prior to joining us, Mr. Gingras was Vice President and Controller of Abitibi-Consolidated Inc. from 2000 to 2001. He also held several positions, including senior management functions, with Donohue Inc. from 1981 to 2000. Mr. Gingras has been a member of the Canadian Institute of Chartered Accountants since 1980. Mr. Gingras also serves as Chairman of the Board of Directors of Société d’édition et de transcodage T.E. ltée (SETTE).
     Jean Novak, President, Vidéotron Business Service. Mr. Novak has served in his current position since January 2006. Mr. Novak joined Vidéotron in May 2004 as Vice President, Sales. In January 2005, he became President, Business Division and in January 2006, he was appointed President, Vidéotron Business Service. Between 1988 and May 2004, Mr. Novak held various management positions in sales and distribution for Molson Breweries, Canada’s largest brewing company including General Manager for all on premise accounts and the Montréal sales region as well as Manager, Customer Service and Telesales in Québec. Mr. Novak holds a bachelor’s degree in marketing from the HEC Montréal.
     Mark D’Souza, Vice President. Mr. D’Souza has served as Vice President of Videotron Ltd. since April 2002. Mr. D’Souza is also Vice President and Treasurer of Quebecor Inc. Since October 2005, Mr. D’Souza has served as Vice President, Finance, of Quebecor Media Inc., and he has also been a Vice President of Sun Media Corporation since April 2002. Mr. D’Souza served as Vice President and Treasurer of each of Quebecor Media Inc., Videotron Ltd. and Sun Media Corporation from April 2002 until September 2005. He was Chief Financial Officer of Quebecor World Europe from June 2000 to April 2002, and he was Vice President and Treasurer of Quebecor World from September 1997 to June 2000. Prior to joining the Quebecor group of companies, he served as Finance Director of Société Générale de Financement du Québec from March 1995 to September 1997, and served in corporate finance positions at the Royal Bank of Canada and the Union Bank of Switzerland from July 1989 to March 1995.
     Daniel Proulx, Senior Vice President, Engineering. Prior to his appointment as Vice President, Engineering in August 2003, Mr. Proulx had served as our Vice President, Information Technology since July 2002. Mr. Proulx has held various management positions within Videotron Ltd. since joining us in 1992.
     Manon Brouillette, Vice President, Marketing and New Product Development, Consumers Division. Ms. Brouillette has been our Vice President, Marketing since July 2004 and our Vice President, New Product Development since January 2005. Before joining our company, Ms. Brouillette was Vice President, Marketing and Communications of the San Francisco Group from April 2003 to February 2004. She was also responsible for the national and regional accounts of the Blitz division of Groupe Cossette Communication Marketing from April 2002 to April 2003. From September 1998 to April 2002, she worked at Publicité Martin inc. Ms. Brouillette holds a Bachelor’s degree in communications with a minor in marketing from Laval University.
     André Gascon, Vice President, Information Technologies. Mr. Gascon joined us in October 2003. Prior to his appointment as Vice President, Information Technologies, Mr. Gascon served for more than two years as Team Manager of Service Conseil Mona inc., an information technology consulting firm based in Montréal. From 1998 to 2001, he was Director, Information Technology of Microcell Telecommunications Inc. Between 1986 and 1998, Mr. Gascon held various management positions relating to information technology with Larochelle Gratton Inc. and Société de Transport de Laval. Mr. Gascon holds a Master’s degree in business administration (MBA) from Université de Sherbrooke.
     J. Serge Sasseville, Vice President, Legal Affairs and Secretary. Mr. Sasseville was appointed our Vice President, Legal Affairs and Secretary in November 2001. He is also Vice President, Strategies, Legal and Corporate Affairs and Corporate Secretary, Cable TV and Internet/Portals of Quebecor Media Inc. and Vice-President, Legal Affairs and Secretary

of Canoe Inc. Mr. Sasseville has served as a Director of Groupe Archambault Inc. since December 2000 and as a Director of Fonds Quebecor since 2001. He has held various senior management positions in the Quebecor group of companies since 1987. Mr. Sasseville is and has been a member of the boards of numerous organizations promoting Canadian cultural and entertainment industries. He has been a member of the Barreau du Québec since 1981.
     Edouard G. Trépanier, Vice President, Regulatory Affairs. Mr. Trépanier was appointed as the Vice President, Regulatory Affairs of Vidéotron in March 2002. He also serves as Vice President, Regulatory Affairs of Quebecor Media Inc. Mr. Trépanier was our Director, Regulatory Affairs from 1994 to 2001. Prior to joining us in 1994, Mr. Trépanier held several positions at the CRTC, including Interim General Director of Operations, Pay-television and Specialty Services. Prior to joining the CRTC, Mr. Trépanier worked as a television producer for TVA Group Inc., Rogers Communications Inc. and the Canadian Broadcasting Corporation in Ottawa. Mr. Trépanier is and has been a member of the boards of numerous broadcast industry organizations.
     Normand Vachon, Vice President, Human Resources. Mr. Vachon joined us in December 2004 as Vice President, Human Resources. Prior to joining us, Mr. Vachon acted as senior executive officer and organizational development consultant for many private organizations in the Province of Québec between 2001 and 2004 and has held the position of Vice President, Corporate and Vice President, Human Resources and Organizational Development at Nova Bus Corporation from 1995 to 2000. He was successively entrusted with the positions of Director of Operations at Alcan Smelters & Chemicals in Shawinigan, Manager of Alcan Wire and Cable’s Saint-Augustin plant in the Québec City region and General Manager of Alcan Extrusions’ Laval plant from 1972 to 1994.
     Jean-François Pruneau, Treasurer. Mr. Pruneau has served as Treasurer of Vidéotron since October 31, 2005. In addition, Mr. Pruneau also has served as Treasurer of Quebecor Media Inc. and Sun Media Corporation since the same date. He also serves as Treasurer of various subsidiaries of Quebecor Media Inc. Before being appointed Treasurer of Quebecor Media Inc., Mr. Pruneau successively served as Director, Finance and Assistant Treasurer – Corporate Finance of Quebecor Media Inc. Before joining Quebecor Media Inc. in May 2001, Mr. Pruneau was Associate Director of BCE Media from 1999 to 2001. From 1997 to 1999, he served as Corporate Finance Officer at Canadian National Railway. He has been a member of the CFA Institute, formerly the Association for Investment Management and Research, since 2000.
     Stéphanie Lachance, Assistant Secretary. Ms. Lachance has served as our Assistant Secretary since December 2004. In addition, Ms. Lachance is currently Senior Legal Counsel — Compliance, Corporate Secretariat of Quebecor Media Inc. She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor Media Inc. Before joining Quebecor Media Inc. in October 2004, Ms. Lachance was Manager Corporate Finance, Capital Markets at the Autorité des marchés financiers from March 2003 to October 2004. From January 2000 to March 2003 she was Legal Counsel at the Toronto Stock Exchange. She has been a member of the Barreau du Québec since 1995.
     Claudine Tremblay, Assistant Secretary. Ms. Tremblay has been Assistant Secretary of Vidéotron since November 2001. Ms. Tremblay is also currently Senior Director, Corporate Secretariat of Quebecor Inc. and Quebecor Media Inc. Ms. Tremblay has been Assistant Secretary of Quebecor Media Inc. since its inception and Assistant Secretary of Quebecor Inc. since August 1987. She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor Inc. and since December 2004, Ms. Tremblay serves as Corporate Secretary of TVA Group Inc. Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des Notaires du Québec since 1977.
BOARD PRACTICES
     Reference is made to “— Directors, Senior Management and Employees — Directors and Senior Management” above for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.
     There are no directors’ service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.
     Our Board of Directors is comprised of five directors. Each director is nominated and elected by Quebecor Media, our parent company, to serve until a successor director is elected or appointed. Our Board of Directors has an Audit Committee, but we do not have a compensation committee. The Compensation Committee of Quebecor Media decides certain matters relating to the compensation of officers and employees of Videotron, including certain matters relating to the Quebecor Media stock option plan, as discussed further below.
     Audit Committee
     In 2003, Videotron formed an Audit Committee, which is currently comprised of three directors, namely Messrs. Jean La Couture, André Delisle and A. Michel Lavigne. Mr. La Couture is the Chairman of our Audit Committee and our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” as defined under SEC rules. See “Item 16A — Audit Committee Financial Expert.” Our Board of Directors adopted the mandate of our Audit Committee in light of the Sarbanes-Oxley Act of 2002. Our Audit Committee assists our Board of Directors in overseeing our financial controls and reporting. Our Audit Committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.
     The current mandate of our Audit Committee provides, among other things, that our Audit Committee reviews our annual and quarterly financial statements before they are submitted to our Board of Directors, as well as the financial information contained in our annual reports on Form 20-F, our management’s discussion and analysis of financial condition and results of operations, our quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews our accounting policies and practices; and discusses with our independent auditor the scope of their audit and reviews their recommendations and the responses of our management to their recommendations. Our Audit Committee is also responsible for ensuring that we have in place adequate and effective internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our Audit Committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditor, and submits the appropriate recommendations to our Board of Directors in connection with these services and fees. Our Audit Committee also reviews the scope of the audit and the results of the examinations conducted by our internal audit department. In addition, our Audit Committee recommends the appointment of our independent auditors, subject to shareholder approval. It also reviews and approves our Code of Ethics for our President and Chief Executive Officer and principal financial officers.
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
     Our directors do not receive any remuneration for acting in their capacity as directors of Videotron. The members of our Audit Committee do, however, receive attendance fees of $1,500 per meeting and the Chairman of our Audit Committee (currently, Mr. La Couture) receives an annual fee of $3,500 to act in such capacity. Our directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors and our Audit Committee. We paid an aggregate of $29,000 in cash compensation to the members of our Audit Committee, as a group, in annual fees and attendance fees for the year ended December 31, 2005.
     The aggregate amount of compensation we paid for the year ended December 31, 2005 to our executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was $2.9 million, including salaries, bonuses and profit-sharing payments.
Quebecor Media’s Stock Option Plan
     Under a stock option plan established by Quebecor Media, 6,185,714 Quebecor Media Common Shares (representing 5% of all of the outstanding shares of Quebecor Media) were set aside for officers, senior employees and other key employees of Quebecor Media and its subsidiaries, including Videotron. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the trading price of the Common Shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. Unless authorized by Quebecor Media’s Compensation Committee in the context of a change of control, no options may be exercised by an optionee if the shares of Quebecor Media have not been listed on a recognized stock exchange. At December 31, 2007, if the shares of Quebecor Media have not been so listed, optionees may exercise , between January 1 and January 31 of each year, starting January 1, 2008, their right to receive an amount in cash equal to the difference between the fair market value, as determined by Quebecor Media’s Board of Directors, and the exercise price of their vested options. Except under specific circumstances, and unless Quebecor Media’s Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of grant.
     As of December 31, 2005, an aggregate total of 582,335 options to purchase common shares of Quebecor Media have been granted to employees of Videotron at a weighted average exercise price of $19.25 per share, as determined by Quebecor Media’s compensation committee in accordance with the terms and conditions of the Quebecor Media stock option plan. Of that number, 436,777 options to purchase common shares of Quebecor Media have been granted to executive officers of Videotron (excluding executive officers holding multiple positions within the Quebecor Media group of companies), at a weighted average exercise price of $19.47 per share.
     During the year ended December 31, 2005, an aggregate total of 36,913 options to purchase common shares of Quebecor Media have been granted to employees of Videotron at a weighted average exercise price of $28.11 per share, as determined by Quebecor Media’s compensation committee in accordance with the terms and conditions of the Quebecor Media stock option plan. Of that number, 15,971 options to purchase common shares of Quebecor Media have been granted to executive officers of Videotron (excluding executive officers holding multiple positions within the Quebecor Media group of companies), at a weighted average exercise price of $27.86 per share. For more information on this stock option plan, see Note 15 to our audited consolidated financial statements for the year ended December 31, 2005.
Quebecor Inc.’s Stock Option Plan
     Under a stock option plan established by Quebecor, 6,500,000 Quebecor Class B Shares have been set aside for officers, senior employees and other key employees of Quebecor and its subsidiaries, including Videotron. The exercise price of each option is equal to the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the grant of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. Holders of options under Quebecor stock option plan have the choice, when they want to exercise their options, to acquire Quebecor Class B Shares at the corresponding option exercise price or to receive a cash payment from Quebecor equivalent to the difference between the market value of the underlying shares and the exercise price of the option. Quebecor believes that employees will choose to receive cash payments on the exercise of stock options. The Board of Directors of Quebecor may, at its discretion, affix different vesting periods at the time of each grant.
     As of December 31, 2005, no options to purchase Quebecor Class B shares had been granted to any of Videotron’s senior executive officers.
Pension Benefits
     Both Quebecor Media and Videotron maintain pension plans for our non-unionized employees.
     Quebecor Media’s pension plan provides higher pension benefits to eligible executive officers than those provided to other employees. The higher pension benefits under this plan equal 2.0% of average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and from the age of 61 years without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media’s pension plan are as prescribed by the Income Tax Act (Canada). An executive officer contributes to this plan an amount equal to 5.0% of his or her salary up to a maximum of $5,278 in 2006.
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
     The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media’s and our pension plans:

	Years of Membership
Compensation	10	15	20	25	30

$105,550 or more	$21,110	$31,665	$42,220	$52,775	$63,330
Supplemental Retirement Benefit Plan for Designated Executives
     In addition to Quebecor Media’s and our pension plans, both Quebecor and we provide supplemental retirement benefits to certain designated executives. As of December 31, 2005, two of our senior executive officers were participants under Quebecor’s supplemental retirement benefit plan, and two of our senior executive officers were participants under our supplemental retirement benefit plan.
     The benefits payable to the senior executive officers who participate in Quebecor’s supplemental retirement benefit plan are calculated as under the basic pension plan but without regard to the limitation of the Income Tax Act (Canada), less the pension payable under the basic pension plan. The pension is payable for life without reduction from the age of 61. In case of death after retirement and from the date of death, Quebecor’s supplemental retirement benefit plan provides for the payment of a survivor pension to the eligible surviving spouse, representing 50.0% of the retiree’s pension for a period of up to ten years.
     As of December 31, 2005, our senior executive officers participating in Quebecor’s supplemental retirement benefit plan each had credited service of less than four years.
     The benefits payable to our two senior executive officers who participate in our supplemental retirement benefit plan are calculated as under the basic pension plan but without regard to the limitation of the Income Tax Act (Canada), less the pension payable under the basic pension plan. The benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the senior executive officer, subject to an early retirement reduction. In case of death after retirement and from the date of death, our supplemental retirement benefit plan provides for the payment of a survivor pension to the eligible surviving spouse representing 60.0% of the retiree’s pension.
     As of December 31, 2005, one of our senior executive officers had a credited service of 4.3644 years under our supplemental retirement benefit plan, while a second senior executive officer has 2.9 years of credited service under such plan.
     The table below indicates the annual supplemental pension that would be payable at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30
$200,000	$18,890	$28,335	$37,780	$47,225	$56,670
300,000	38,890	58,335	77,780	97,225	116,670
400,000	58,890	88,335	117,780	147,225	176,670
500,000	78,890	118,335	157,780	197,225	236,670
600,000	98,890	148,335	197,780	247,225	296,670

	Years of Credited Service
Compensation	10	15	20	25	30

800,000	138,890	208,335	277,780	347,225	416,670
1,000,000	178,890	268,335	357,780	447,225	536,670
Liability Insurance
     Quebecor carries liability insurance for the benefit of its directors and officers, as well as for the directors and officers of its direct and indirect subsidiaries, including Videotron and some of our associated companies, against certain liabilities incurred by them in such capacity. These policies are subject to customary deductibles and exceptions. The premiums in respect of this insurance are entirely paid by Quebecor.
EMPLOYEES
     At December 31, 2005, we employed 3,344 employees (comprised of 2,201 full-time employees and 1,143 part-time employees). At December 31, 2004 and 2003, we employed 3,156 and 2,803 employees, respectively. Substantially all of our employees are based and work in the Province of Québec. Approximately 2,200 of our employees are unionized, and the terms of their employment are governed by one of our four regional collective bargaining agreements. Our two most important collective bargaining agreements, covering our unionized employees in the Montréal and Québec City regions, have terms extending to December 31, 2009. We also have two other collective bargaining agreements that cover our unionized employees in the Chicoutimi and Hull regions, with terms running through January 31, 2010 and August 31, 2011, respectively.
SHARE OWNERSHIP
     No Videotron equity securities are held by any of our directors or senior executive officers.
ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
     We are a wholly-owned subsidiary of Quebecor Media, a leading Canadian-based media company with interests in newspaper publishing operations, television broadcasting, business telecommunications, book and magazine publishing and new media services, as well as our cable operations. Through these interests, Quebecor Media holds leading positions in the creation, promotion and distribution of news, entertainment and Internet-related services that are designed to appeal to audiences in every demographic category.
     Quebecor Media is 54.72% owned by Quebecor, a communications holding company, and 45.28% owned by Capital d’Amérique CDPQ inc. Quebecor’s primary assets are its interests in Quebecor Media and Quebecor World Inc., one of the world’s largest commercial printers. Capital d’Amérique CDPQ inc. is a wholly-owned subsidiary of Caisse de dépôt et placement du Québec, Canada’s largest pension fund manager, with approximately $215 billion in assets under management.
RELATED PARTY TRANSACTIONS
     The following describes related-party transactions in which we or our directors, executive officers or affiliates are involved. We believe that each of the transactions described below is on terms no less favorable to us than could have been obtained from unrelated third parties.
Video-on-Demand Services
     Groupe Archambault Inc., or Archambault, which is a subsidiary of Quebecor Media, was granted a video-on-demand service license by the CRTC in July 2002. Effective March 1, 2003, we entered into an affiliation agreement with Archambault granting us the non-exclusive right to offer Archambault’s video-on-demand services to our customers. This agreement provides that we pay to Archambault 54% of all revenues generated from the fees paid by our customers to use Archambault’s video-on-demand services. This agreement expires on August 31, 2008, which is also the expiration date of Archambault’s CRTC license, but if Archambault obtains a renewed video-on-demand license from the CRTC, this agreement will be automatically renewed for a period equal to the length of this renewed license.
     In connection with this affiliation agreement, we also entered into a video-on-demand services agreement with Archambault. Pursuant to this services agreement, we have agreed to provide various technical services to Archambault to enable it to provide to our customers its video-on-demand services over our network. In consideration of these technical services, Archambault will pay us a fee of 8% of all revenues generated from fees paid by our customers to use Archambault’s video-on-demand services. The term of this agreement is the same as that of the affiliation agreement.
     For the year ended December 31, 2005, we paid a fee of $6.7 million to Archambault under the affiliation agreement and received a fee of $1.0 million from Archambault under the services agreement. For the year ended December 31, 2004, we paid a fee of $3.7 million to Archambault under the affiliation agreement and received a fee of $0.5 million from Archambault under the services agreement.
Services Agreements with Videotron Telecom
     In 2005, prior to our merger with Videotron Telecom on January 1, 2006, we were party to several contracts with Videotron Telecom for the provision or exchange of telecommunication services, which are described below. On January 1, 2006, Videotron Telecom merged with and into us, and, as a result, the agreements have terminated.
Telecommunications Services Agreements
     In September 1999, we entered into a fifteen-year agreement pursuant to which Videotron Telecom provides us with inter-city connections for the transmission of both one-way and two-way video and telephony signals. Under the agreement, Videotron Telecom leased to us fiber-optic and other equipment and provides maintenance and management services for our inter-city transmission circuits. In addition, in December 2000, we entered into a contract pursuant to which Videotron Telecom provided us with intra-city transmission and other telecommunications services.
Fiber Optic Maintenance Agreement
     In September 1999, we entered into a long-term mutual maintenance agreement pursuant to which Videotron Telecom provided maintenance services on our fiber optic strands that are located within Videotron Telecom’s fiber optic cables, and we provided the same services on Videotron Telecom’s fiber optic strands located within our fiber optic cables. Each party was billed monthly for the costs attributable to the maintenance of such party’s fiber optic strands.
Internet Services Agreements
     We provide dial-up and cable Internet access to our customers. Videotron Telecom had provided us with access to services relating to the provision of Internet access to our customers. Access fees paid to Videotron Telecom were $12.2 million for the year ended December 31, 2005 and $6.1 million for the year ended December 31, 2004.
Call Center and Customer Support Agreement
     On May 3, 2002, we entered into a service agreement with Joncas Télexperts (or Télexperts), a division of Joncas Postexperts Inc. and an indirect subsidiary of Quebecor World Inc. In April 2005, Télexperts Quebecor Inc., a subsidiary of Quebecor Media, acquired Télexperts. Under this service agreement, Télexperts has agreed to provide us with certain administrative services, including the planning, set-up, operation and management of a new call center located in Montréal, and to provide operational and management services related to a second call center located in Montréal.
     These call centers offer us sales and after-sales customer support for our cable television and Internet access customers. The agreement terminated on December 31, 2005 and has been automatically renewed for an additional one- year period. For the year ended December 31, 2005, we paid $12.6 million and for the year ended December 31, 2004, we paid $5.7 million to Télexperts under this agreement.
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
     The following table presents the amounts of our revenues, accounts receivable, purchases, accounts payable and fixed assets from transactions with related parties during the periods indicated:

	Year Ended
	December 31,
	2004	2005
	(dollars in millions)
Revenues	$1.9	$2.4
Purchases	55.8	88.7
Accounts payable	51.7	53.4
     In 2002, we began paying an annual management fee to Quebecor Media for services rendered to us pursuant to a five-year management services agreement. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. The agreement provides for an annual management fee of $11.4 million payable to Quebecor Media in respect of 2005 (2003 — $5.3 million; 2004 – 7.3 million). Management fees payable to Quebecor Media in the 2006 fiscal year are expected to be $15.9 million. In addition, Quebecor Media is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. The agreement also provides that in no event may the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of our consolidated revenues for such year.
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
Quebecor World Outsourcing of Information Technology
     On January 1, 2006, pursuant to the merger of Videotron Telecom with and into us, we became party to the information technology outsourcing agreement between our affiliate Quebecor World Inc. and Videotron Telecom.
     Under this agreement, Quebecor World Inc. has retained Videotron to outsource all of Quebecor World Inc.’s corporate information technology services. This agreement, effective as of July 2004, contemplates:
•	the initial purchase by Videotron of the information technology infrastructure equipment of Quebecor World;

•	the provision of consulting services by certain Quebecor World Inc. personnel to Videotron for corporate information technology services; and

•	the provision of information technology managed services by Videotron to Quebecor World Inc. in North America.
     Under the seven-year information technology management services agreement, Videotron provided infrastructure services in support of hosting server-based applications in the Videotron Telecom data centers and services related to computer operations, production control, technical support, network support, regional support, desktop support for certain sites, help-desk and corporate assistance, firewall and security support, business continuity and disaster recovery and voice and video support. The monthly revenues for such services are approximately $1.1 million, for an annual total of approximately $12.8 million. The term of the agreement is through June 30, 2011.
INTERESTS OF EXPERTS AND COUNSEL
     Not applicable.
ITEM 8 — FINANCIAL INFORMATION
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
     Our consolidated balance sheets as at December 31, 2004 and 2005 and our consolidated statements of operations, shareholder’s equity and cash flows for the years ended December 31, 2003, 2004 and 2005, including the notes thereto and together with the auditors’ report thereon, are presented at Item 17 of this annual report. In addition, the audited financial statements of Videotron Telecom Ltd. are included in this annual report.
LEGAL PROCEEDINGS
     We are involved from time to time in various claims and lawsuits incidental to the conduct of our business in the ordinary course.
     On March 13, 2002, an action was filed in the Superior Court of Québec by Investissement Novacap inc., Telus Québec inc. and Paul Girard against Videotron, in which the plaintiffs allege that we wrongfully terminated our obligations under a share purchase agreement entered into in August 2000 and are seeking damages of approximately $26 million. Our management believes that the suit is not justified and intends to vigorously defend its case.
     In 1999, Regional Cablesystems Inc. (now Persona Communications Inc.) initiated an arbitration in which it is seeking an amount of $8.6 million as a reduction of the purchase price of the shares of Northern Cable Holdings Limited sold to Regional Cablesystems Inc. by CF Cable in October 1998. A settlement in principle has been reached subject to finalization of settlement documentation.
     In addition, a number of other legal proceedings against us are currently pending. In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our results, liquidity or financial position. We also carry insurance coverage in such amounts that we believe to be reasonable under the circumstances.
DIVIDEND POLICY
     As of January 1, 2006, following our merger with Videotron Telecom, our issued and outstanding share capital consists of 2,515,276 Class A Common Shares, all of which are held by 9101-0827 Québec inc., a wholly-owned subsidiary of Quebecor Media Inc.; 2 Class B Preferred Shares, also held by 9101-0827 Québec inc.; and 170,000 Class G Preferred Shares, which are held by our subsidiary Groupe de Divertissement SuperClub inc.
     At December 31, 2005, our issued and outstanding share capital consisted of 11,174,813 common shares, all of which were held by Quebecor Media Inc., and 170,000 Preferred Shares, Series G, all of which were held by our subsidiary Groupe de Divertissement SuperClub inc. Seen note 14 to our audited consolidated financial statements included under Item 17 of this annual report.
     During the years ended December 31, 2005 and December 31, 2004, we paid dividends on our common shares of $210.0 million and $205.2 million, respectively. We currently expect to continue to pay dividends or other distributions on our common shares, and on our preferred shares, as required pursuant to the terms thereof, in the future, subject to the terms of our indebtedness and applicable law.
SIGNIFICANT CHANGES
     On January 1, 2006, Videotron Telecom Ltd., or Videotron Telecom, which was a wholly-owned subsidiary of Quebecor Media, was merged with and into us. This transaction will be accounted for using the continuity of interest method, and was not reflected in our consolidated financial statements ended December 31, 2005.
     On January 17, 2006, we reimbursed the principal amount of the subordinated loan and all interest owed at that date to Quebecor Media for a total consideration of $168.0 million. At that date, we also reduced the paid-up capital on our common shares and paid a total consideration of $83.7 million to our parent company. The repayment of the loan and the reduction of the paid-up capital were financed through the use of our revolving facility in an amount of $237 million. See also Note 21(i) to our audited consolidated financial statements for the year ended December 31, 2005.
     Except as otherwise disclosed in this annual report, there has been no other material adverse change in our financial position since December 31, 2005.
ITEM 9 — THE OFFER AND LISTING
OFFER AND LISTING DETAILS
     Not applicable.
PLAN OF DISTRIBUTION
     Not applicable.
MARKETS
     On September 16, 2005, we issued and sold US$175.0 million aggregate principal amount of our 6 3/8% Senior Notes due December 15, 2015 in a private placement exempt from the registration requirements of the Securities Act. In connection with the issuance of these unregistered notes, we agreed to file an exchange offer registration statement with the SEC with respect to a registered offer to exchange without novation the unregistered notes for our new 6 3/8% Senior Notes due December 15, 2015, which would be registered under the Securities Act. We filed a registration statement on Form F-4 with the SEC on December 16, 2005 and completed the registered exchange offer on February 6, 2006. As a result, we have US$175.0 million in aggregate principal amount of our 6 3/8% Senior Notes due December 15, 2015 outstanding and registered under the Securities Act.
     On October 8, 2003 and November 19, 2004, we issued and sold US$335.0 million and US$315.0 million aggregate principal amount, respectively, of our 6 7/8% Senior Notes due January 15, 2014 in private placements exempt from the registration requirements of the Securities Act. In connection with the issuance of these unregistered notes, we agreed to file exchange offer registration statements with the SEC with respect to registered offers to exchange without novation the unregistered notes for our new 6 7/8% Senior Notes due January 15, 2014, which would be registered under the Securities Act. We filed a registration statement on Form F-4 with the SEC on November 24, 2003 and completed this registered exchange offer on February 9, 2004, and we filed another registration statement on Form F-4 with the SEC on December 7, 2004 and completed this exchange offer on March 4, 2004. As a result, we have US$650.0 million in aggregate principal amount of our 6 7/8% Senior Notes due January 15, 2014 outstanding and registered under the Securities Act.

     Although our notes are registered under the Securities Act, there can be no assurance as to (1) the liquidity of the market, if any, for our notes, (2) the ability of the holders of the notes to sell them or (3) the prices at which any sales may be made. Our notes are not currently listed on any national securities exchange or quoted on a quotation system. We do not presently intend to apply to list our notes on any national securities exchange or to have them quoted on a quotation system. The record holder of our notes is Cede & Co., a nominee of The Depository Trust Company.
SELLING SHAREHOLDERS
     Not applicable.
DILUTION
     Not applicable.
EXPENSES OF THE ISSUER
     Not applicable.
ITEM 10 — ADDITIONAL INFORMATION
SHARE CAPITAL
     Not applicable.
MEMORANDUM AND ARTICLES OF ASSOCIATION
     The Articles of Amalgamation of Videotron, as of January 1, 2006, have been filed by us as an Exhibit to this annual report. Videotron’s Articles of Amalgamation are referred to as our “Articles.” The following is a summary of certain provisions of Videotron’s Articles and by-laws:

1.		On January 1, 2006, Vidéotron Ltée and Videotron Telecom Ltd. amalgamated, under Part IA of the Companies Act (Québec), into a single company using the name “Videotron Ltd.” (or “Vidéotron Ltée” in French) with the Designating Number 1163429724. The Articles provide no restrictions on the purposes or activities that may be undertaken by Videotron.

2.	(a)	Our by-laws provide that we may transact business with one or more of our directors or with any company of which one or more of our directors are members or employees or with any corporation or association of which one or more of our directors are shareholders, directors, officers or employees. The director who has an interest in the transaction must disclose his or her interest to us and to the other directors before expressing a view of this transaction and shall refrain from deliberating or voting on the transaction, except if his or her vote is necessary to commit us in respect of the transaction.

	(b)	Neither the Articles nor our by-laws contain provisions with respect to directors’ power, in the absence of an independent quorum, to determine their remuneration.

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
3.	The rights, preferences and restrictions attaching to our common shares and our preferred shares (consisting of our Class A Common Shares and our authorized classes of preferred shares, comprised or our Class B Preferred Shares, Class C Preferred Shares, Class D Preferred Shares, Class E Preferred Shares, Class F Preferred Shares and Class G Preferred Shares) are set forth below:
Common Shares
Class A Common Shares
(a)	Dividend rights: Subject to the rights of the holders of our preferred shares (including their redemption rights) and subject to applicable law, each Class A common share is entitled to receive such dividends as our Board of Directors shall determine.

(b)	Voting rights: The holders of Class A Common Shares are entitled to vote at each shareholders’ meeting with the exception of meetings at which only the holders of another class of shares are entitled to vote. Each Class A Common Share entitles the holder to one vote. The holders of the Class A Common Shares shall elect the directors of Videotron at an annual or special meting of shareholders called for that purpose, except that any vacancy occurring in the Board of Directors may be filled, for the remainder of the term, by our Directors. At any meeting of shareholders called for such purpose, directors are elected by a majority of the votes cast in respect of such election.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class A Common Shares are entitled to receive dividends as determined by our Board of Directors subject to certain restrictions) and paragraph (d) below (whereby the holders of our Class A Common Shares are entitled to participation in the remaining property and assets of our company available for distribution in the event of liquidation or dissolution), None.

(d)	Rights upon liquidation: In the event of our liquidation or dissolution or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of our Class A Common Shares shall be entitled, subject to the rights of the holders of our preferred shares, to participate equally, share for share, in our residual property and assets available for distribution to our shareholders, without preference or distinction.

(e)	Redemption provisions: None.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of common shares as a result of such holder owning a substantial number of common shares: None.

Preferred Shares
Class B Preferred Shares
(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class B Preferred Shares have the right to receive, in priority over the holders of our Class A Common Shares, Class C Preferred Shares, Class D Preferred Shares, Class E Preferred Shares and Class F Preferred Shares, but subordinated to the holders of our Class G Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class B Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our company.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class B Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class B Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class B Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class B Preferred Shares have certain redemption rights), None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class B Preferred Shares shall be entitled to repayment of the amount paid for the Class B Preferred shares in the subdivision of the issued and paid-up share capital account relating to the Class B Preferred shares.

In addition, in the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the rights of holders of Class B Preferred Shares as regards to payment of dividends and the right to participate in the distribution of residual assets, shall rank in priority to the rights of the holders of our Class A Common Shares, Class C Preferred Shares, Class D Preferred Shares, Class E Preferred Shares and Class F Preferred Shares, but subordinated to the rights of holders of our Class G Preferred Shares.

(e)	Redemption provisions: Subject to the provisions of the Companies Act (Québec), the holders of our Class B Preferred Shares have, at any time, the right to require Videotron to redeem (referred to as a “retraction right”) any or all of their Class B Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

In addition, Videotron may, at its option, redeem any or all of the Class B Preferred Shares outstanding at any time at an aggregate redemption price equal to the consideration received by Videotron for these Class B Preferred Shares. Videotron may also, when it deems it appropriate and without giving notice or taking into account the other classes of shares, buy, pursuant to a private agreement, all or some of the Class B Preferred Shares outstanding at a purchase price for any such Class B Preferred Shares not exceeding the retraction right purchase price described above or the book value of Videotron’s net assets.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class B Preferred Shares as a result of such holder owning a substantial number of our Class B Preferred Shares: None.
Class C Preferred Shares
(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class C Preferred Shares have the right to receive, in priority over the holders of our Class A Common Shares, Class D Preferred Shares, Class E Preferred Shares and Class F Preferred Shares, but subordinated to the holders of our Class B Preferred Shares and Class G Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class C Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our company.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class C Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class C Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class C Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class C Preferred Shares have certain redemption rights), None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class C Preferred Shares shall be shall be entitled to repayment of the amount paid for the Class C Preferred shares in the subdivision of the issued and paid-up share capital account relating to the Class C Preferred shares.

In addition, in the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the rights of holders of Class C Preferred Shares as regards to payment of dividends and the right to participate in the distribution of residual assets, shall rank in priority to the rights of the holders of our Class A Common Shares, Class D Preferred Shares, Class E Preferred Shares and Class F Preferred Shares, but subordinated to the rights of holders of our Class B Preferred Shares and Class G Preferred Shares.

(e)	Redemption provisions: Subject to the provisions of the Companies Act (Québec), the holders of our Class C Preferred Shares have, at any time, the right to require Videotron to redeem (referred to as a “retraction right”) any or all of their Class C Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

In addition, Videotron may, at its option, redeem any or all of the Class C Preferred Shares outstanding at any time at an aggregate redemption price equal to the consideration received by Videotron for these Class C Preferred Shares. Videotron may also, when it deems it appropriate and without giving notice or taking into account the other classes of shares, buy, pursuant to a private agreement, all or some of the Class C Preferred Shares outstanding at a purchase price for any such Class C Preferred Shares not exceeding the retraction right purchase price described above or the book value of Videotron’s net assets.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class C Preferred Shares as a result of such holder owning a substantial number of our Class C Preferred Shares: None.
Class D Preferred Shares
(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class D Preferred Shares have the right to receive, in priority over the holders of our Class A Common Shares, Class E Preferred Shares and Class F Preferred Shares, but subordinated to the holders of our Class B Preferred Shares, Class C Preferred Shares and Class G Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class D Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our company.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class D Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class D Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class D Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class D Preferred Shares have certain redemption rights), None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class D Preferred Shares shall be shall be entitled to repayment of the amount paid for the Class D Preferred shares in the subdivision of the issued and paid-up share capital account relating to the Class D Preferred shares.

In addition, in the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the rights of holders of Class D Preferred Shares as regards to payment of dividends and the right to participate in the distribution of residual assets, shall rank in priority to the rights of the holders of our Class A Common Shares, Class E Preferred Shares and Class F Preferred Shares, but subordinated to the rights of holders of our Class B Preferred Shares, Class C Preferred Shares and Class G Preferred Shares.

(e)	Redemption provisions: Subject to the provisions of the Companies Act (Québec), the holders of our Class D Preferred Shares have, at any time, the right to require Videotron to redeem (referred to as a “retraction right”) any or all of their Class D Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

In addition, Videotron may, at its option, redeem any or all of the Class D Preferred Shares outstanding at any time at an aggregate redemption price equal to the consideration received by Videotron for these Class D Preferred Shares. Videotron may also, when it deems it appropriate and without giving notice or taking into account the other classes of shares, buy, pursuant to a private agreement, all or some of the Class D Preferred Shares outstanding at a purchase price for any such Class D Preferred Shares not exceeding the retraction right purchase price described above or the book value of Videotron’s net assets.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class D Preferred Shares as a result of such holder owning a substantial number of our Class D Preferred Shares: None.
Class E Preferred Shares
(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class E Preferred Shares have the right to receive, in priority over the holders of our Class A Common Shares and Class F Preferred Shares, but subordinated to the holders of our Class G Preferred Shares, Class C Preferred Share and Class E Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class E Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our company.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class E Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class E Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class E Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class E Preferred Shares have certain redemption rights), None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class E Preferred Shares shall be shall be entitled to repayment of the amount paid for the Class E Preferred shares in the subdivision of the issued and paid-up share capital account relating to the Class E Preferred shares.

In addition, in the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the rights of holders of Class E Preferred Shares as regards to payment of dividends and the right to participate in the distribution of residual assets, shall rank in priority to the rights of the holders of our Class A Common Shares and Class F Preferred Shares, but subordinated to the rights of holders of our Class B Preferred Shares, Class C Preferred Shares, Class D Preferred Shares and Class G Preferred Shares.

(e)	Redemption provisions: Subject to the provisions of the Companies Act (Québec), the holders of our Class E Preferred Shares have, at any time, the right to require Videotron to redeem (referred to as a “retraction right”) any or all of their Class E Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

In addition, Videotron may, at its option, redeem any or all of the Class E Preferred Shares outstanding at any time at an aggregate redemption price equal to the consideration received by Videotron for these Class E Preferred Shares. Videotron may also, when it deems it appropriate and without giving notice or taking into account the other classes of shares, buy, pursuant to a private agreement, all or some of the Class E Preferred Shares outstanding at a purchase price for any such Class E Preferred Shares not exceeding the retraction right purchase price described above or the book value of Videotron’s net assets.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class E Preferred Shares as a result of such holder owning a substantial number of our Class E Preferred Shares: None.
Class F Preferred Shares
(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class F Preferred Shares have the right to receive, in priority over the holders of our Class A Common Shares, but subordinated to the holders of our Class B Preferred Shares, Class C Preferred Shares, Class D Preferred Shares, Class E Preferred Shares and Class G Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class F Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our company.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class F Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class F Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class F Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class F Preferred Shares have certain redemption rights), None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class F Preferred Shares shall be shall be entitled to repayment of the amount paid for the Class F Preferred shares in the subdivision of the issued and paid-up share capital account relating to the Class F Preferred shares.

In addition, in the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the rights of holders of Class F Preferred Shares as regards to payment of dividends and the right to participate in the distribution of residual assets, shall rank in priority to the rights of the holders of our Class A Common Shares, but subordinated to the rights of holders of our Class B Preferred Shares, Class C Preferred Shares, Class D Preferred Shares, Class E Preferred Shares and Class G Preferred Shares.

(e)	Redemption provisions: Subject to the provisions of the Companies Act (Québec), the holders of our Class F Preferred Shares have, at any time, the right to require Videotron to redeem (referred to as a “retraction right”) any or all of their Class F Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

In addition, Videotron may, at its option, redeem any or all of the Class F Preferred Shares outstanding at any time at an aggregate redemption price equal to the consideration received by Videotron for these Class F Preferred Shares. Videotron may also, when it deems it appropriate and without giving notice or taking into account the other classes of shares, buy, pursuant to a private agreement, all or some of the

Class F Preferred Shares outstanding at a purchase price for any such Class F Preferred Shares not exceeding the retraction right purchase price described above or the book value of Videotron’s net assets.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class F Preferred Shares as a result of such holder owning a substantial number of our Class F Preferred Shares: None.
Class G Preferred Shares
(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class G Preferred Shares have the right to receive, in priority over the holders of our common shares and Preferred Shares of other series, a preferential and cumulative dividend, payable semi-annually, at the fixed rate of 11.25% per year, calculated daily on the basis of the applicable redemption value of our Class G Preferred Shares. No dividends may be paid on any common shares or Preferred Shares of other series unless all dividends which shall have become payable on the Class G Preferred Shares have been paid or set aside for payment.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class G Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

However, in the event that we shall have failed to pay eight (8) half-yearly dividends, whether or not consecutive, on the Class G Preferred Shares, and only for so long as the dividend remains in arrears, the holders of Class G Preferred Shares shall have the right to receive notice of meetings of shareholders and to attend and vote at any such meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Class G Preferred Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as described in paragraph (a) above (whereby the holders of our Class G Preferred Shares are entitled to receive a 11.25% cumulative preferred dividend in preference to the holders of our Common Shares and other series of our Preferred Shares), paragraph (d) below (whereby the holders of our Class G Preferred Shares are entitled to receive, in preference to the holders of our Common Shares and other series of our Preferred Shares, an amount equal to $1,000 per Class G Preferred Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, winding-up or reorganization) and paragraph (e) below (whereby the holders of our Class G Preferred Shares may require us to redeem the Class G Preferred Shares at a redemption price of $1,000 per share plus any accrued and unpaid dividends with respect thereto), None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of our Class G Preferred Shares shall be entitled to receive in preference to the holders of our common shares and our Preferred Shares of other series an amount equal to $1,000 per Class G Preferred Share and any accrued and unpaid dividends with respect thereto.

Our Class G Preferred Shares have priority over our common shares and our Preferred Shares of other series as to the order of priority of the distribution of assets in case of the liquidation or dissolution of our company, voluntary or involuntary, or of any other distribution of our assets to our shareholders for the purpose of winding up our affairs.

(e)	Redemption provisions: Subject to the provisions of the Companies Act (Québec), the holders our Class G Preferred Shares have, at any time, the right to require Videotron to redeem any and all of their shares at a redemption price equal to $1,000 per share plus any accrued and unpaid dividends with respect thereto. In addition, we may, at our option, redeem any and all Class G Preferred Shares at any time at a redemption price equal to $1,000 per share plus any accrued and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class G Preferred Shares as a result of such holder owning a substantial number of our Class G Preferred Shares: None.
4.	Under the Companies Act (Québec), (i) the Articles may only be amended by the affirmative vote of the holders of two-thirds (2/3) of the votes cast by the shareholders at a special meeting called for that purpose and (ii) our by-laws may be amended by our directors and ratified by a majority of the votes cast by the shareholders at a meeting called for such purpose In addition, pursuant to the Companies Act (Quebec), we may not make any amendments to the Articles that affect the rights, conditions, privileges or restrictions attaching to issued shares of any series outstanding, other than an increase in the share capital or the number of our authorized shares, without obtaining the consent of all the shareholders concerned by the amendment, whether or not they are eligible to vote. The consent of the shareholders of any classes outstanding with respect to the matters described in the foregoing requires either (i) the formal authorization given by all the holders of the shares of such class outstanding, or (ii) a resolution adopted by at least three-quarters (3/4) of the votes cast holders of the shares of such class voting on this resolution at a special general meeting held by order and under the supervision of a judge of the Superior Court of Québec.
5.	Our by-laws provide that the annual meeting of our shareholders shall be held at such place, on such date and at such time as our Board of Directors may determine from time to time. Annual meetings of our shareholders may be called at any time by order of our Board of Directors, our Chairman of the Board or, provided they are members of our Board of Directors, the president or any vice-president of our company. Special general meetings of our shareholders shall be held at such place, on such date and at such time as our Board of Directors may determine from time to time or at any place where all our shareholders entitled to vote are present in person or represented by proxy or at such other place as all our shareholders shall approve in writing. Special general meetings of our shareholders may be called at any time by order of our Board of Directors, our Chairman of the Board or, provided they are members of our Board of Directors, the president or any vice-president of our company.

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

Our by-laws provide that the holders of not less than 30% of the outstanding shares of our share capital carrying the right to vote at a shareholders’ meeting, present in person or represented by proxy, shall constitute a quorum for any meeting of our shareholders.

6.	There is no limitation imposed by Canadian law or by the Articles or our other constituent documents on the right of nonresidents or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada). The Investment Canada Act (Canada) requires “non-Canadian” (as defined in the Investment Canada Act (Canada)) individuals, governments, corporations and other entities who wish to acquire control of a “Canadian business” (as defined in the Investment Canada Act (Canada)) to file either an application for review (when certain asset value thresholds are met) or a post closing notification with the Director of Investments appointed under the Investment Canada Act (Canada), unless a specific exemption applies. The Investment Canada Act (Canada) requires that, when an acquisition of control of a Canadian business by a “non-Canadian” is subject to review, it must be approved by the Minister responsible for the Investment Canada Act (Canada) on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada,” having regard to criteria set forth in the Investment Canada Act (Canada).
7.	The Articles provide that our directors shall refuse to issue (including on the occasion or because of a conversion of shares or in shares), and to allow a transfer of, any share of our capital stock if this issuance or transfer would, in the opinion of our directors, affect our eligibility or of any other company or partnership in which we have or may have an interest, to obtain, preserve or renew a license or authorization required for the operation or continuation of its broadcasting company (as defined in the Broadcasting Act (Canada), as amended) (or any part thereof) or of any other activity necessary for the continuation of our company. See “Item 4 — Information on the Company — Business Overview — Regulation — Ownership and Control of Canadian Broadcast Undertakings.”

8.	Not applicable.

9.	Not applicable.

10.	Not applicable.
MATERIAL CONTRACTS
     The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years preceding publication of this annual report.
(a)	Indenture relating to US$650,000,000 of our 6 7/8% Senior Notes due January 15, 2014, dated as of October 8, 2003, by and among Vidéotron Ltée, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association) as trustee, as supplemented.

On October 8, 2003, we issued US$335.0 million aggregate principal amount of our 6 7/8% Senior Notes due January 15, 2014 and, on November 19, 2004, we issued an additional US$315.0 million aggregate principal amount of these notes, pursuant to an Indenture, dated as of October 8, 2003, by and among Videotron, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association), as trustee. These notes are unsecured and are due January 15, 2014. Interest on these notes is payable semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2004. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. The notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries and customary events of default. If an event of default occurs and is continuing (other than our bankruptcy or insolvency) the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(b)	Indenture relating to US$175,000,000 of our 6 3/8% Senior Notes due December 15, 2015, dated as of September 16, 2005, by and among Videotron Ltée, the guarantors party thereto, and Wells Fargo, National Association, as trustee.

On September 16, 2005, we issued US$175,000,000 aggregate principal amount of our 6 3/8 Senior Notes due December 15, 2015, pursuant to an Indenture, dated as of September 16, 2005, by and among Videotron, the guarantors party thereto, and Wells Fargo, National Association, as trustee. These notes are unsecured and are due on December 15, 2015. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2005. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.
(c)	Amended and Restated Credit Agreement, dated as of November 19, 2004, by and among Vidéotron Ltée, as borrower, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent.

On November 19, 2004, concurrently with the closing of the private placement of a new series of our 6 7/8% Senior Notes due January 15, 2014, we amended and restated our credit agreement, dated as of November 28, 2000, by executing and delivering the seventh amending agreement to our credit agreement. Pursuant to this amendment, our amended and restated credit agreement provides for a $450.0 million revolving credit facility maturing in 2009. The proceeds of our revolving credit facility are to be used for general corporate purposes, including for distributions to our shareholder in certain circumstances.

Borrowings under our amended and restated credit facility bear interest at the Canadian prime rate, the bankers’ acceptance rate or LIBOR, plus, in each case an applicable margin. Borrowings under this revolving credit facility are repayable in full in November 2009.

Borrowings under this amended and restated credit facility and under eligible derivative instruments are secured by a first-ranking hypothec or security interest (subject to certain permitted encumbrances) on all of our current and future assets, as well as those of the guarantors party thereto, including most but not all of our subsidiaries (the “Videotron Group”), guarantees of all the members of the Videotron Group, pledges of the shares of Videotron and the members of the Videotron Group, and other security.

This amended and restated credit facility contains customary covenants that restrict and limit the ability of Videotron and the members of the Videotron Group to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, this amended and restated credit facility contains customary financial covenants. It also contains customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to us and the members of the Videotron Group, and the occurrence of a change of control.

(d)	Management Services Agreement, effective as of January 1, 2002, by and between Quebecor Media Inc. and Videotron Ltée.

In 2002, we began paying an annual management fee to Quebecor Media for services rendered to us pursuant to a five-year management services agreement. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. The agreement provides for an annual management fee of $11.4 million payable to Quebecor Media in respect of 2005 (2003 — $5.3 million; 2004 – $7.3 million). Management fees payable to Quebecor Media in the 2006 fiscal year are expected to be $15.9 million. In addition, Quebecor Media is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. The agreement also provides that in no event may the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of our consolidated revenues for such year.

EXCHANGE CONTROLS
     There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of our securities, other than withholding tax requirements. See “— Taxation — Canadian Material Federal Income Tax Considerations for Non-Residents of Canada” below.
     There is no limitation imposed by Canadian law or by the Articles or our other charter documents on the right of a non-resident to hold our voting shares, other than as provided by the Investment Canada Act, as amended (the “Act”), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business,” all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA. In addition, there are regulations related to the ownership and control of Canadian broadcast undertakings. See “Item 4 — Information on the Company — Business Overview — Regulation”.

TAXATION
Certain U.S. Federal Income Tax Considerations
     The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of (i) our 6 3/8% Senior Notes due 2015 (our “6 3/8% Senior Notes”) and (ii) our 6 7/8% Senior Notes due 2014 (our “6 7/8% Senior Notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. Our 6 3/8% Senior Notes were issued on September 16, 2005. Our 6 7/8% Senior Notes were issued in two issuances, on October 8, 2003 (the “first 6 7/8% Senior Notes issuance”) and November 19, 2004 (the “second 6 7/8% Senior Notes issuance”), under the same indenture. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.
     This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to holders that may be subject to special rules under U.S. federal income tax law, including:
•	dealers in stocks, securities or currencies;

•	securities traders that use a mark-to-market accounting method;

•	banks and financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	persons holding notes as part of a hedging or conversion transaction or a straddle;

•	persons deemed to sell notes under the constructive sale provisions of the Code;

•	persons who or that are, or may become, subject to the expatriation provisions of the Code;

•	persons whose functional currency is not the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more of our outstanding voting shares.
     The summary also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to U.S. Holders. In addition, this discussion is limited to U.S. Holders that acquired notes pursuant to the respective exchange offers that we filed with the Securities and Exchange Commission on January 8, 2004 (in respect of the first 6 7/8% Senior Notes issuance), on January 18, 2005 (in respect of the second 6 7/8% Senior Notes issuance), and on December 16, 2005 (in respect of our 6 3/8% Senior Notes). Moreover, the discussion is limited to U.S. Holders who acquire and hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).
     For purposes of this summary, “U.S. Holder” means the beneficial holder of a note who or that for U.S. federal income tax purposes is:
•	an individual citizen or resident alien of the United States;

•	a corporation or other entity treated as such formed in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if a valid election is in effect to be treated as a U.S. person.
     No ruling has been or will be sought from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position will not be sustained.
     If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Such partner should consult its own tax advisor as to the tax consequences of the partnership purchasing, owning and disposing of the notes.
     To ensure compliance with requirements imposed by the IRS, you are hereby informed that the United States tax advice contained herein: (i) is written in connection with the promotion or marketing by Vidéotron Ltée of the transactions or matters addressed herein, and (ii) is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding United States tax penalties. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

     U.S. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DESCRIBED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.
     Interest on the Notes
     Payments of stated interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Interest on the notes will constitute income from sources outside the United States and generally, with certain exceptions, for taxable years beginning on or before December 31, 2006, will be “passive income” (or, for taxable years beginning after December 31, 2006, “passive category income”), which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. Holder under the federal income tax laws.
     In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the notes. According to U.S. Treasury regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of additional amounts pursuant to the provisions related to changes in Canadian laws or regulations applicable to tax-related withholdings or deductions, the registration rights provisions, the optional redemption or change of control provisions as part of the yield to maturity of the notes. Our determination that these contingencies are remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our determination is not, however, binding on the IRS and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on its notes in excess of stated interest and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If we pay additional amounts on the notes, U.S. Holders will be required to recognize such amounts as income.
     In the issuance of our 6 3/8% Senior Notes and in the first 6 7/8% Senior Notes issuance, the notes were issued with a de minimis amount of original issue discount (“OID”). OID is the excess, if any, of a note’s “stated redemption price at maturity” over its “issue price.” A note’s stated redemption price at maturity is the sum of all payments provided by the note other than payments of qualified stated interest (i.e., stated interest that is unconditionally payable in cash or other property (other than debt of the issuer)). The “issue price” is the first price at which a substantial amount of the notes in the issuance that includes the notes is sold (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, agents or wholesalers). The amount of original issue discount with respect to a note will be treated as zero if the original issue price is less than an amount equal to 0.0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity (or weighted average maturity, as applicable) (“de minimis OID”). Generally, any de minimis OID must be included in income as principal payments are received on the securities in the proportion that each such payment bears to the original principal balance of the security. The treatment of the resulting gain is subject to the general rules discussed under “—Sale, Exchange or Retirement of a Note” below.
     Pre-issuance Accrued Interest in Respect of the Second 6 7/8% Senior Notes Issuance
     A portion of the purchase price of the second 6 7/8% Senior Notes issuance was attributable to an amount of interest that accrued prior to the date the notes were issued (“pre-issuance accrued interest”). Consequently, these notes may have been treated as having been issued for an amount that excluded the pre-issuance accrued interest. In accordance with U.S. Treasury regulations, a U.S. Holder may decrease the issue price of the note by an amount of the pre-issuance accrued interest. As a result, a portion of the first stated interest payment equal to the amount of excluded pre-issuance accrued interest in respect of these notes would have been treated as a nontaxable return of such pre-issuance accrued interest to the U.S. Holder. The discussion herein assumes that U.S. Holders calculated issue price in accordance with the rule summarized in this paragraph.
     Market Discount and Bond Premium
     If a U.S. Holder purchases notes for an amount less than their adjusted issue price, the difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange or retirement of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including in the case of an exchange note, any market discount on the related outstanding note). A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method. In that case, a U.S. Holder’s tax basis in its notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by the U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without the consent of the IRS. If a U.S. Holder does not make such an election, in general, all or a portion of such holder’s interest expense on any indebtedness incurred or continued in order to purchase or carry notes may be deferred until the maturity of the notes, or certain earlier dispositions. Unless a U.S. Holder elects to accrue market discount under a constant yield method, any market discount will accrue ratably during the period from the date of acquisition of the related outstanding note to its maturity date.
     If a U.S. Holder purchases notes for an amount greater than their face value, such holder will have purchased such notes with amortizable bond premium. A U.S. Holder generally may elect to amortize that premium from the purchase date to the maturity date of the notes under a constant yield method. Amortizable premium generally may be deducted against interest income on such notes and generally may not be deducted against other income. A U.S. Holder’s basis in a note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by a U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without IRS consent. The notes in the second 6 7/8% Senior Notes issuance were issued with amortizable bond premium.
     Sale, Exchange or Retirement of a Note
     A U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than in a tax-free transaction), redemption, retirement or other taxable disposition of a note, equal to the difference, if any, between:
•	the amount of cash and the fair market value of any property received (less any portion allocable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary interest income); and

•	the U.S. Holder’s tax basis in the notes.
     Any such gain or loss generally will be capital gain or loss (except as described under "—Market Discount and Bond

Premium” above) and generally will be long-term capital gain or loss if the note has been held or deemed held for more than one year at the time of the disposition. Net capital gains of noncorporate U.S. Holders, including individuals, may be taxed at lower rates than items of ordinary income. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. Any gain or loss recognized by a U.S. Holder on the sale or other disposition of a note generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States. Any loss attributable to accrued but unpaid interest will be allocated against income of the same category and source as the interest on the notes unless certain exceptions apply. A U.S. Holder’s tax basis in a note will generally equal the U.S. Holder’s cost therefor, increased by the amount of market discount, if any previously included in income in respect of the note and decreased (but not below zero) by the amount of principal payments received by such holder in respect of the note, any amounts treated as a return of pre-issuance accrued interest (as discussed above in “—Pre-Issuance Accrued Interest”) and the amount of amortized bond premium, if any, previously taken into account with respect to the note.
Information Reporting and Backup Withholding
     A U.S. Holder of the notes may be subject to “backup withholding” with respect to certain “reportable payments,” including interest payments and, under certain circumstances, principal payments on the notes or upon the receipt of proceeds upon the sale or other disposition of such notes. These backup withholding rules apply if the U.S. Holder, among other things:
•	fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalty of perjury within a reasonable time after the request for the TIN;

•	furnishes an incorrect TIN;

•	is notified by the IRS that is has failed to report properly interest or dividends; or

•	under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding.
     A U.S. Holder that does not provide us with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder’s federal income tax liability, provided that the required information is timely furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain exempt U.S. Holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established.
     We will report to the U.S. Holders of notes and to the IRS the amount of any “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to these payments.
Canadian Material Federal Income Tax Considerations for Non-Residents of Canada
     The following summary fairly describes the main Canadian federal income tax consequences applicable to you if you exchanged old notes for new notes pursuant to any of our exchange offers or if you invested, as initial purchaser, in the notes and, for purposes of the Income Tax Act (Canada), which we refer to as the Act, you hold such notes as capital property. Generally, a note will be considered to be capital property to a holder provided the holder does not hold the note in the course of carrying on a business and has not acquired the note in one or more transactions considered to be an adventure or concerns in the nature of trade. This summary is based on the Canada-United States Income Tax Convention (1980), as amended, or the Convention, the relevant provisions of the Act and the Regulations thereunder, or the Regulations, as in force on the date hereof, and our understanding of the administrative practices of the Canada Revenue Agency. It assumes that the specific proposals to amend the Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date of this annual report are enacted in their present form, but the Act or the Regulations may not be amended as proposed or at all. This summary does not address provincial, territorial or foreign income tax considerations. Changes in the law or administrative practices or future court decisions may affect your tax treatment.

     The following commentary is generally applicable to a holder who, at all times for purposes of the Act, deals at arm’s length with us and is neither an insurer who carries on an insurance business in Canada nor an authorized foreign bank and who, for the purposes of the Convention and the Act, is not and is not deemed to be a resident of Canada during any taxation year in which it owns the notes and does not use or hold, and is not deemed to use or hold the notes in the course of carrying on a business in Canada, who we refer to as a Non-Resident Holder.
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
DIVIDENDS AND PAYING AGENTS
     Not applicable.
STATEMENT BY EXPERTS
     Not applicable.
DOCUMENTS ON DISPLAY
     We file periodic reports and other information with the SEC. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or obtain copies of this information by mail from the public reference room at the prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the SEC’s Public Reference Room. The SEC also maintains an Internet website that contains reports and other information about issuers like us who file electronically with the SEC. The URL of that website is http://www.sec.gov. Any documents referred to in this annual report may also be inspected at our offices at 300 Viger Avenue East, Montréal, Québec, Canada H2X 3W5.
SUBSIDIARY INFORMATION
     Not applicable.
ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     We use certain financial instruments such as interest rate and cross-currency swaps to manage interest rate and foreign exchange risk exposures. These instruments are used solely to manage the financial risks associated with our obligations and are not used for trading or speculation purposes.
Foreign Currency Risk
     Most of our revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt must be paid in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on 100% of our U.S. dollar-denominated debt obligations.
Interest Rate Risk
     Our revolving and term bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers’ acceptances rate (BA), (ii) London Interbank Offered Rate (LIBOR) and (iii) bank prime rate (Prime). Our 6 7/8 % Senior Notes due December 15, 2015 and our 6 3/8 % Senior Notes due January 15, 2014 bear interest at fixed rates. We have entered into various interest rate and cross-currency interest rate swap agreements in order to manage our cash flow and fair value risk exposure to changes in interest rates.
Interest-Rate Swaps

Maturity	Notional amount	Pay/receive	Fixed rate	Floating rate

May 2006	$90.0	Pay fixed/receive floating	5.41%	Bankers’ acceptance 3 months
September 2007	$5.0	Pay fixed/receive floating	3.75%	Bankers’ acceptance 3 months
Cross-Currency Interest Rate Swaps

					Exchange rate of
					interest and
					capital payments
		Notional	Annual effective	Annual nominal	per CDN dollar
	Period covered	amount	interest rate	interest rate	for one US dollar

Senior Notes	2004 to 2014	US$190.0	Bankers’ acceptance 3 months plus 2.80%	6.875%	1.2000
Senior Notes	2004 to 2014	US$125.0	7.45%	6.875%	1.1950
Senior Notes	2003 to 2014	US$200.0	Bankers’ acceptance 3 months plus 2.73%	6.875%	1.3425
Senior Notes	2003 to 2014	US$135.0	7.66%	6.875%	1.3425
Senior Notes	2005 to 2015	US$175.0	5.98%	6.375%	1.1781
Credit Risk
     Concentration of credit risk with respect to trade receivables is limited due to our diverse operations and large customer base. As of December 31, 2005, we had no significant concentration of credit risk. We believe that the products and diversity of our customer base is instrumental in reducing our credit risk exposure, as well as the impact of a potential change in our local markets or product-line demand.
     We are exposed to credit risk in the event of non-performance by counterparties in connection with our cross-currency and interest rate swap agreements. We do not obtain collateral or other security to support financial instruments subject to credit risk, but we mitigate this risk by dealing only with major Canadian and U.S. financial institutions and, accordingly, do not anticipate loss for non-performance.
Fair Value of Financial Instruments
     The table below provides information on the derivative financial instruments and other financial instruments that are sensitive to changes in interest rates and foreign currencies as of the date shown.

	December 31, 2004		December 31, 2005
	Carrying		Carrying
	value	Fair value	value	Fair value
	(in millions)

Long-term debt	$(1,038.9)	$(1,051.0)	$(1,121.7)	$(1,117.4)
Interest rate swaps	(4.6)	(4.6)	(0.9)	(0.9)
Cross-currency interest rate swaps	(45.4)	(72.3)	(73.8)	(135.0)
Foreign exchange forward contracts	(8.5)	(8.4)	—	(0.2)
Material Limitations
     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Principal Repayments
     As at December 31, 2005, the aggregate amount of minimum principal payments required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

(in thousands of
Year ending December 31,	dollars)
2006	$—
2007	$—
2008	$—
2009	$—
2010	$—
2011 and thereafter	$1,121,697
ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.

PART II
ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
   Material Modifications To The Rights Of Security Holders
     These have been no material modifications to the rights of security holders.
   Use Of Proceeds
     Not applicable.
ITEM 15 — CONTROLS AND PROCEDURES
     As at the end of the period covered by this report, our Chief Executive Officer and our Chief Financial Officer, together with members of our senior management, have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
     There have occurred no changes in our internal controls over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16 — [RESERVED]
ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT
     Our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” (as defined in Item 16A of Form 20-F) serving on our Audit Committee. Our Board of Directors has determined that Mr. La Couture is an “independent” director, as defined under SEC rules.
ITEM 16B — CODE OF ETHICS
     We have adopted a code of ethics (as defined in Item 16B of Form 20-F) that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have filed a copy of this code of ethics as Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2003.
ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES
     KPMG LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2005, for which audited consolidated financial statements appear in this annual report on Form 20-F.
     The Audit Committee of our Board of Directors establishes the external auditors’ compensation. In 2003, our Audit Committee also established policies and procedures to pre-approve all audit and non-audit services, determining which non-audit services the external auditors are prohibited from providing, and, exceptionally, authorizing permitted non-audit services to be performed by the external auditors, but only to the extent those services are permitted by the

Sarbanes-Oxley Act of 2002 and Canadian law. For the year ended December 31, 2005, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services under the Sarbanes-Oxley Act 2002. For the year ended December 31, 2004, 3.6% of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to this “de minimis exception” under the Sarbanes-Oxley Act of 2002. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditor, KPMG LLP, for each of the years ended December 31, 2004 and 2005.

	Year Ended December 31,
	2004	2005
	(in thousands)

Audit Fees	$453.6	$444.3
Audit-Related Fees(1)	391.5	219.0
Tax Fees(2)	1.2	—
All Other Fees(3)	8.0	5.0

Total	$854.3	$668.3

(1)	Audit-Related Fees include fees for the reviews of our employee pension plans and assistance with the preparation of the two private placements of our 6 7/8% Senior Notes due January 15, 2014, which were completed on October 8, 2003 and on November 19, 2004, respectively, and the exchange offers for such notes, one of which was completed on February 9, 2004 and the other of which was completed on March 4, 2005, and with the preparation of the private placement of our 6 3/8% Senior Notes due December 15, 2015, which was completed on September 16, 2005, and the exchange offer for such notes, which was completed on February 6, 2006.

(2)	Tax Fees include fees billed for tax compliance services, tax consultations and tax planning services.

(3)	All Other Fees include fees billed for regulatory services.
ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.
PART III
ITEM 17 — FINANCIAL STATEMENTS
     Our consolidated balance sheets as at December 31, 2004 and 2005 and our consolidated statements of operations, shareholder’s equity and cash flows for the years ended December 31, 2003, 2004 and 2005, including the notes thereto and together with the auditors’ report thereon, are included beginning on page F-1 of this annual report. Additionally, the audited balance sheets of Videotron Telecom Ltd. as at December 31, 2005 and 2004 and the audited statements of operations and deficit and cash flows of Videotron Telecom Ltd. for each of the years in the two-year period ended December 31, 2005, including the notes thereto and together with the auditor’s report thereon, are included in this annual report beginning on page F-58.
ITEM 18 — FINANCIAL STATEMENTS
     Not applicable.

ITEM 19 — EXHIBITS
EXHIBITS
     The following documents are filed as exhibits to this Form 20-F:

1.1	Articles of Amalgamation of Videotron Ltd. (translation).
1.2	By-laws of Videotron Ltd.
1.3	Articles of Incorporation of Le SuperClub Vidéotron ltée (translation) (incorporated by reference to Exhibit 3.7 of Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).
1.4	By-laws of Le SuperClub Vidéotron ltée. (incorporated by reference to Exhibit 3.8 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).
1.5	Articles of Incorporation of Groupe de Divertissement SuperClub inc. (translation) (incorporated by reference to Exhibit 3.9 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).
1.6	Articles of Amendment dated January 16, 2004 to Articles of Incorporation of Groupe de Divertissement SuperClub inc. (translation) (incorporated by reference to Exhibit 3.14 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 14, 2005, Registration Statement No. 333-121032).
1.7	By-laws of Groupe de Divertissement SuperClub inc. (incorporated by reference to Exhibit 3.10 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).
1.8	By-law No. 2004-1 of Groupe de Divertissement SuperClub inc. adopted January 16, 2004 (translation) (incorporated by reference to Exhibit 3.16 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 14, 2005, Registration Statement No. 333-121032).
1.9	Articles of Incorporation of SuperClub Vidéotron Canada inc. (translation) (incorporated by reference to Exhibit 3.17 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 14, 2005, Registration Statement No. 333-121032).
1.10	By-laws of SuperClub Vidéotron Canada inc. (translation) (incorporated by reference to Exhibit 3.18 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 14, 2005, Registration Statement No. 333-121032).
1.11	Articles of Incorporation of Les Propriétés SuperClub inc. (translation) (incorporated by reference to Exhibit 3.19 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 14, 2005, Registration Statement No. 333-121032).
1.12	By-laws of Les Propriétés SuperClub inc. (translation) (incorporated by reference to Exhibit 3.20 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 14, 2005, Registration Statement No. 333-121032).
1.13	Articles of Amalgamation of CF Cable TV Inc. (translation).
1.14	By-Laws of CF Cable TV Inc.
2.1	Form of 6 7/8% Senior Notes due January 15, 2014 of Videotron Ltd. registered pursuant to the Securities Act of 1933 (included as Exhibit A to Exhibit 2.3 below).
2.2	Form of Notation of Guarantee by the subsidiary guarantors of the 6 7/8% Senior Notes due January 15, 2014 of Videotron Ltd. (included as Exhibit E to Exhibit 2.3 below).
2.3	Indenture dated as of October 8, 2003 by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank Minnesota, N.A. (now named Wells Fargo Bank, National Association), as trustee (incorporated by reference to Exhibit 4.3 to Videotron Ltd.’s Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697).
2.4	First Supplemental Indenture dated as of July 12, 2004 by and among Videotron Ltd., SuperClub Vidéotron Canada inc., Les Propriétés SuperClub inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.4 to Videotron Ltd.’s Registration Statement on Form F-4 dated December 6, 2004, Registration Statement No. 333-121032).
2.5	Form of 6 3/8% Senior Notes due December 15, 2015 of Vidéotron Ltée being registered pursuant to the Securities Act of 1933 (included as Exhibit A to Exhibit 2.7 below).

2.6	Form of Notation of Guarantee by the subsidiary guarantors of the 6 3/8% Senior Notes due December 15, 2015 of Vidéotron Ltée (included as Exhibit E to Exhibit 2.7 below).
2.7	Indenture dated as of September 16, 2005 by and among Vidéotron Ltée, the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to Videotron Ltd.’s Registration Statement on Form F-4 dated October 14, 2005, Registration Statement No. 333-128998).
4.1	Sixth Amending Agreement, dated as of October 8, 2003, to the Credit Agreement dated as of November 28, 2000, as amended by the First Amending Agreement dated as of January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002 and a Fifth Amending Agreement dated as of March 24, 2003, among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron ltée, Groupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc., Videotron (Regional) Ltd, Télé-Câble Charlevoix (1997) inc., Vidéotron TVN inc. and Câblage QMI inc., as guarantors, and by Quebecor Media Inc. (incorporated by reference to Exhibit 10.1 to Videotron Ltd.’s Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697).
4.2	Seventh Amending Agreement dated as of November 19, 2004 to the Credit Agreement dated as of November 28, 2000, as amended by the First Amending Agreement dated as of January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated as of December 12, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003 and a Sixth Amending Agreement dated as of October 8, 2003 among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub-Vidéotron ltée, Groupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc. Videotron Regional Ltd., 9139-3256 Québec inc., Vidéotron TUN inc., Les Propriétés SuperClub inc. and SuperClub Vidéotron Canada inc., as guarantors (the “Guarantors”), and by Quebecor Media Inc. (incorporated by reference to Exhibit 10.2 to Videotron Ltd.’s Registration Statement on Form F-4 dated December 6, 2004, Registration Statement No. 333-121032).
4.3	Form of Amended and Restated Credit Agreement (the “Credit Agreement”) entered into as of November 28, 2000, as amended by a First Amending Agreement dated as of January 5, 2001, as Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003, among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto (included as Schedule 2 to Exhibit 4.2 above).
4.4	Form of Guarantee by the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 10.5 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
4.5	Form of Share Pledge of the shares of Videotron Ltd. and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 10.5 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
4.6	Management Services Agreement effective as of January 1, 2002 between Quebecor Media Inc. and Videotron Ltd. (incorporated by reference to Exhibit 10.5 to Videotron Ltd.’s Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697).
4.7	Lease Agreement dated November 24, 1993 between Le Groupe Vidéotron Ltée and National Bank of Canada for the property located at 300 Viger Street East, Montréal, Province of Québec, Canada, together with a summary thereof in the English language (incorporated by reference to Exhibit 10.3 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
4.8	Form of Guarantee by the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 10.5 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
4.9	Form of Share Pledge of the shares of Vidéotron Ltée and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 10.5 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.10	Lease Agreement dated November 24, 1993 between Le Groupe Vidéotron Ltée and National City Bank of Canada for the property located at 300 Viger Street East, Montréal, Province of Québec, Canada, together with a summary thereof in the English language (incorporated by reference to Exhibit 10.3 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).
7.1	Statement regarding calculation of ratio of earnings to fixed charges.
8.1	Subsidiaries of Videotron Ltd.
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, dated April 29, 2004).
12.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Yvan Gingras, Executive Vice President, Finance and Operations and Chief Financial Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Yvan Gingras, Executive Vice President, Finance and Operations and Chief Financial Officer of Videotron Ltd. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIDEOTRON LTD.
By:	/s/ Yvan Gingras
	Name:	Yvan Gingras
	Title:	Executive Vice President, Finance and Operations, and Chief Financial Officer

Dated: March 21, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND TO THE SHAREHOLDER OF VIDÉOTRON LTÉE
We have audited the accompanying consolidated balance sheets of Vidéotron Ltée and its subsidiaries as at December 31, 2004 and 2005 and the related consolidated statements of operations, shareholder’s equity (deficiency in assets) and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vidéotron Ltée and its subsidiaries at December 31, 2004 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with Canadian generally accepted accounting principles.
Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 22 to the financial statements.
/s/ KPMG LLP
Chartered Accountants
Montréal, Canada
January 27, 2006

VIDÉOTRON LTÉE
Consolidated Statements of Operations
Years ended December 31, 2003, 2004 and 2005
(in thousands of Canadian dollars)

	2003	2004	2005

Operating revenues
Cable television	$558,887	$576,825	$618,346
Internet	183,268	222,458	270,791
Telephony	–	–	21,088
Video stores	38,450	48,058	55,146
Other	24,396	24,277	36,623

	805,001	871,618	1,001,994

Direct cost	245,967	250,442	287,455

Operating, general and administrative expenses	283,784	279,999	332,187

Depreciation and amortization (note 4)	122,958	130,215	131,841

Financial expenses (note 5)	64,602	177,985	65,206

Dividend income from parent company	–	(111,055)	–

Other items (note 6)	(2,500)	–	–

Income before income taxes and non-controlling interest	90,190	144,032	185,305

Income taxes (note 7):
Current	14,063	2,086	2,581
Future	12,767	(5,526)	68,747

	26,830	(3,440)	71,328

	63,360	147,472	113,977

Non-controlling interest in a subsidiary	49	100	102

Net income	$63,311	$147,372	$113,875

See accompanying notes to consolidated financial statements.

VIDÉOTRON LTÉE
Consolidated Statements of Shareholder’s Equity (Deficiency in Assets)
Years ended December 31, 2003, 2004 and 2005
(in thousands of Canadian dollars)

				Total
	Share	Contributed		shareholder’s
	capital	surplus	Deficit	equity

Balance as at December 31, 2002	$1	$84,357	$(429,547)	$(345,189)

Conversion of 2 Series E preferred shares into 820,000 common shares (note 14)	31,310	–	–	31,310

Excess of the Series E preferred share retractable value over the stated capital converted into Class A shares (note 14)	–	301,170	–	301,170

Excess of purchase price over the carrying value of assets transferred by the parent company (note 14)	–	–	(2,000)	(2,000)

Issuance of common shares (note 14)	141,925	–	–	141,925

Excess of consideration issued to the parent company over the net book value of business acquired (note 14)	–	(26,699)	(76,437)	(103,136)

Transfer of tax deductions from a company controlled by the ultimate parent company (note 7)	–	3,382	–	3,382

Net income for the year	–	–	63,311	63,311

Dividend	–	–	(19,956)	(19,956)

Balance as at December 31, 2003	173,236	362,210	(464,629)	70,817

Transfer of tax deductions from a company controlled by the ultimate parent company (note 7)	–	(66)	–	(66)

Excess of the Series F preferred share retractable value over the stated capital (note 14)	–	–	(1,660)	(1,660)

Transfer of tax deductions from the parent company (note 2)	–	26,800	–	26,800

Net income for the year	–	–	147,372	147,372

Dividend	–	–	(205,233)	(205,233)

Balance as at December 31, 2004	173,236	388,944	(524,150)	38,030

Transfer of tax deductions from a company controlled by the ultimate parent company (note 7)	–	23	–	23

Net income for the year	–	–	113,875	113,875

Dividend	–	–	(210,000)	(210,000)

Balance as at December 31, 2005	$173,236	$388,967	$(620,275)	$(58,072)

See accompanying notes to consolidated financial statements.

VIDÉOTRON LTÉE
Consolidated Balance Sheets
As at December 31
(in thousands of Canadian dollars)

	2004	2005

Assets
Current assets:
Cash and cash equivalents	$36,230	$32,223
Marketable securities	21,250	40,496
Accounts receivable (note 8)	90,488	111,329
Amounts receivable from affiliated companies (note 19)	5	6
Income taxes receivable	8,624	799
Inventories (note 9)	30,151	27,128
Prepaid expenses	5,399	5,408
Future income taxes (note 7)	58,228	63,971

	250,375	281,360

Fixed assets (note 10)	884,003	954,090
Goodwill	438,426	438,682
Other assets (note 11)	34,498	42,757
Future income taxes (note 7)	23,559	2,376

	$1,630,861	$1,719,265

Liabilities and Shareholder’s Equity (Deficiency in Assets)
Current liabilities:
Issued and outstanding cheques	$3,903	$5,590
Accounts payable and accrued liabilities (note 12)	189,057	201,719
Amounts payable to affiliated companies (note 19)	51,718	53,393
Deferred revenue	105,410	114,666
Income taxes payable	1,643	882

	351,731	376,250
Deferred revenue	15,558	22,033
Pension plan accrued liability	5,833	7,090
Forward exchange contract and interest rate swaps	57,249	73,835
Future tax liabilities (note 7)	122,846	175,748
Long-term debt (note 13)	1,038,908	1,121,697
Non-controlling interest in subsidiaries	706	684

	1,592,831	1,777,337

Shareholder’s equity (deficiency in assets):
Common shares (note 14)	173,236	173,236
Contributed surplus (note 14)	388,944	388,967
Deficit	(524,150)	(620,275)

	38,030	(58,072)

	$1,630,861	$1,719,265

Commitments and guarantees (note 17)
Contingencies (note 20)
Subsequent events (note 21)
See accompanying notes to consolidated financial statements.

VIDÉOTRON LTÉE
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005
(in thousands of Canadian dollars)

	2003	2004	2005

Cash flows from operating activities:
Net income	$63,311	$147,372	$113,875
Adjustments for the following items:
Depreciation and amortization (notes 4 and 5)	132,866	136,842	143,774
Future income taxes	12,767	(5,526)	68,747
(Gain) loss on disposal of fixed assets	18,447	13,174	(1,367)
Non-controlling interest in a subsidiary	49	100	102
Amortization of debt premium and discount	(1,066)	(1,106)	(2,188)
Change in fair value of interest rate swaps (note 5)	–	4,579	(1,165)
(Gain) loss on repayment of long-term debt	17,094	187	(312)
(Gain) loss on foreign currency denominated long-term debt (note 5)	(23,623)	1,298	1,413
Other	549	(8)	(1,065)

Cash flows from operations	220,394	296,912	321,814

Net change in non-cash operating items:
Accounts receivable	2,629	(21,400)	(20,815)
Current income taxes	10,928	(2,213)	7,425
Amounts receivable from and payable to affiliated companies	(1,953)	(1,405)	35,995
Inventories	(4,068)	(5,900)	3,032
Prepaid expenses	(2,720)	1,539	(8)
Accounts payable and accrued liabilities	(40,911)	23,343	6,695
Pension plan accrued liability	395	2,321	1,257
Deferred revenue	9,384	31,653	15,731
Other assets	–	(14,175)	(16,758)

	(26,316)	13,763	32,554

Cash flows from operating activities	194,078	310,675	354,368

Cash flows from investing activities:
Acquisition of fixed assets	(90,284)	(123,030)	(191,827)
Acquisition of development and pre-operating costs and other assets	(313)	(1,991)	(1,913)
Proceeds on disposal of fixed assets and investments	3,825	1,446	1,251
Acquisition of shares of parent company	–	(1,100,000)	–
Proceeds from disposal of shares of parent company	–	1,100,000	–
Acquisition of marketable securities	(23,130)	1,880	(19,246)
Acquisition of Internet subscribers (note 2 (a))	(900)	–	–
Net disposal (acquisition) of video stores assets (note 2 (d))	–	(7,162)	53
Acquisition of non-controlling interest	–	(10)	–
Payment of tax deductions to parent company	–	–	(35,200)

Cash flows used in investing activities	(110,802)	(128,867)	(246,882)

VIDÉOTRON LTÉE
Consolidated Statements of Cash Flows, Continued
Years ended December 31, 2003, 2004 and 2005
(in thousands of Canadian dollars)

	2003	2004	2005

Cash flows from financing activities:
Repayment of long-term debt	$(1,033,345)	$(355,630)	$(92,284)
Settlement of interest rate swaps and forward exchange contracts	–	–	(10,955)
Issuance of long-term debt	1,038,732	396,244	205,130
Increase in intercompany loan from parent company	–	1,100,000	–
Repayment of intercompany loan from parent company	–	(1,100,000)	–
Redemption of shares	–	(3,660)	–
Financing cost on long-term debt	(9,086)	(6,401)	(4,945)
Recouponing fees and termination of swaps	(48,375)	–	–
Dividend to parent company	(19,956)	(205,233)	(210,000)
Other	(64)	(79)	(126)

Cash flows used in financing activities	(72,094)	(174,759)	(113,180)

Net change in cash and cash equivalents	11,182	7,049	(5,694)

Cash and cash equivalents at beginning of year	14,096	25,278	32,327

Cash and cash equivalents at end of year	$25,278	$32,327	$26,633

Cash and cash equivalents are comprised of:
Cash and cash equivalents	$28,329	$36,230	$32,223
Issued and outstanding cheques	(3,051)	(3,903)	(5,590)

	$25,278	$32,327	$26,633

See accompanying notes to consolidated financial statements.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements
Years ended December 31, 2003, 2004 and 2005
1.	Significant accounting policies:
(a)	Consolidated financial statements:

The Company is a cable services provider in the Province of Québec for pay-television services, Internet access and telephony services. It also operates the largest chain of video stores in Québec and a chain of video stores in Ontario and in the Atlantic provinces.

These consolidated financial statements, expressed in Canadian dollars, have been prepared in accordance with Canadian generally accepted accounting principles and include the consolidated financial statements of Vidéotron Ltée and its subsidiaries, CF Cable TV Inc., Le SuperClub Vidéotron Ltée and Société d’édition et de transcodage T.E. ltée.

(b)	Changes in accounting principles:
(i)	Long-lived assets:

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3063, “Impairment of Long-Lived Assets”. Long-lived assets, including fixed assets and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. If the sum of undiscounted net cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. At December 31, 2004 and 2005, no such impairment had occurred.

(ii)	Asset retirement obligation:

Effective January 1, 2004, the Company retroactively adopted CICA Handbook Section 3110 “Asset Retirement Obligation”. The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of a tangible long-lived asset that result from acquisition, construction, development or normal operations.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
1.	Significant accounting policies (continued):
(b)	Changes in accounting principles (continued):
(ii)	Asset retirement obligation (continued):

Certain of our franchise agreements and leases contain provisions requiring us to restore or remove equipment in the event that the franchise or lease agreement is not renewed. We expect to continually renew our franchise agreements and have concluded that the related franchise right is an indefinite-lived intangible asset. Accordingly, the possibility is remote that we would be required to incur significant restoration or removal costs in the foreseeable future. Section 3110 “Asset Retirement Obligation” requires that a liability be recognized for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. We would record an estimated liability in the unlikely event a franchise agreement containing such a provision is no longer expected to be renewed. We also expect to renew many of our lease agreements related to the continued operations of our cable business in the franchise areas. For our lease agreements, the liabilities related to the removal provisions, if any, are either not estimable or are not material.

The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows.

(iii)	Equipment subsidies and reconnection costs:

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

(iv)	Revenue recognition and revenue arrangements with multiple deliverables:

In 2004, the Company revised and adopted an accounting policy for the timing of revenue and expense recognition regarding connection fees based on CICA Emerging Issues Committee Abstracts 141 and 142. The Company chose to adopt the new policy prospectively without restatement of prior periods.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
1.	Significant accounting policies (continued):
(b)	Changes in accounting principles (continued):
(iv)	Revenue recognition and revenue arrangements with multiple deliverables (continued):

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

(v)	Generally accepted accounting principles:

In June 2003, the CICA released Handbook Section 1100, “Generally Accepted Accounting Principles”. This section establishes standards for financial reporting in accordance with Canadian GAAP, and describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures, when a matter is not dealt with explicitly in the primary source of GAAP. The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows.
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

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
1.	Significant accounting policies (continued):
(d)	Fixed assets (continued):

Depreciation is calculated using the following depreciation basis and periods or rates:

Asset	Basis	Period/rate

Receiving and distribution networks	Straight-line	3 years to 20 years
Furniture and equipment	Declining balance	20% to 33.3%
	and straight-line	3 years to 7 years
Terminals and operating system	Straight-line	5 years and 10 years
Buildings	Declining balance	5%
Coding and transmission material	Declining balance	20%
Leasehold improvements are amortized over the term of the lease.

The Company does not record an asset retirement obligation in connection with its cable distribution networks. The Company expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date, relating to these assets, undeterminable.

(e)	Revenue recognition:

The Cable segment provides services under arrangement with multiple deliverables comprised of a separate unit of accounting for subscriber services (connecting fees and operating services) and a separate unit of accounting for sales of equipment to subscribers.

Operating revenues from cable television and other services, such as Internet access and telephony, are recognized when services are provided. Revenues from sales of equipment to subscribers and costs of equipment are recognized in income when the equipment is delivered. When subscribers are invoiced, the portion of unearned revenues is recorded under “Deferred revenue”. Revenues from video rentals are recorded as revenue when services are provided.

Promotional offers are accounted for as a reduction of the related service revenue when customers are taking advantage of the offer.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
1.	Significant accounting policies (continued):
(f)	Goodwill:

Goodwill is not amortized. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not required. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations before extraordinary items and discontinued operations.

The Company carried out the test in 2003, 2004 and 2005 and concluded it was not required to record an impairment in the carrying value of goodwill.

(g)	Other assets:

Deferred charges are recorded at cost and include long-term financing costs that are amortized over the term of the debt using the straight-line method. Development costs related to new specialty services and pre-operating expenditures are amortized when commercial operations begin, using the straight-line method over a three-year period. Video rental inventory, less residual value, is depreciated on a straight-line basis over a period of six to twelve months. Depreciation of video rental inventory is charged to direct costs.

(h)	Inventories:

Inventories are recorded at the lower of cost, using the average cost method, or replacement value.

(i)	Foreign currency translation:

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historical exchange rates. Translation gains and losses are recognized in the statement of operations.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
1.	Significant accounting policies (continued):
(j)	Derivative financial instruments:

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or issue derivative instruments for speculative purposes.

The Company entered into cross-currency interest rate swap agreements to hedge the foreign currency denominated debt and manage exchange rate exposures relating to certain debt instruments denominated in foreign currency. These swaps are designated as hedges of firm commitments to pay interest, and change the basis from Libor to Bankers’ Acceptance rates, on the foreign currency denominated debt and the principal at maturity, which would otherwise expose the Company to foreign currency risk. Translation gains and losses on the related foreign currency denominated debt are offset by corresponding translation losses or gains on the swap agreements.

The Company also enters into forward exchange contracts to hedge the foreign exchange fluctuations of their customers’ equipment purchases. Translation gains and losses associated with the derivative instruments are deferred under other current assets or liabilities on the balance sheet and recorded in earnings in the period in which the underlying hedged transaction is recognized.

The derivative financial instruments that have not been designated as hedge of foreign currency risk and interest rate risk are marked to market with changes in fair value recognized in the statement of operations.

(k)	Cash and cash equivalents:

Cash and cash equivalents are comprised of cash and short-term liquid investments maturing within three months from the date of acquisition, net of issued and outstanding cheques.

(l)	Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted or substantively enacted date. Future income tax assets are recognized and, if realization is not considered “more likely than not”, a valuation allowance is provided.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
1.	Significant accounting policies (continued):
(m)	Employee future benefits:

The Company and an affiliated company offer defined benefit career salary pension plan and a last five years average salary pension plan for certain employees. The Company also maintains defined contribution pension plans for other employees. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial assumptions.

Pension plan expense is charged to operations and includes:
–	The cost of pension plan benefits provided in exchange for employees’ services rendered during the year;

–	The amortization of the initial net transition asset, prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans;

–	The interest cost of pension plan obligations, the expected return on pension fund assets, and the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets over the expected average remaining service life of the employee group covered by the plans. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.
The Company provides post-retirement benefits to eligible employees. The costs of these benefits, which are principally life insurance and health care, are accounted for during the employees’ working active period.

(n)	Advertizing:

Advertizing cost is expensed as incurred. The advertizing expenses for 2003, 2004 and 2005 amounted to $17.8 million, $21.9 million and $24.1 million, respectively.

(o)	Stock-based compensation:

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

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
1.	Significant accounting policies (continued):
(p)	Use of estimates:

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
2.	Business combinations and reorganization:
(a)	On June 30, 2003, a subsidiary of the Company acquired for a cash consideration of $0.9 million, at the carrying value of the investment held by the parent company, a small group of Internet (dial-up) customers from its parent company. Assets acquired, amounting to $0.9 million, have been recorded as goodwill.

(b)	On October 7, 2003, the Company acquired from its parent company all the issued and outstanding shares of Vidéotron TVN Inc. and of Le SuperClub Vidéotron Ltée in consideration of the issuance of 354,813 common shares for a total stated capital of $141.9 million. The excess of the consideration issued over the net book value of the business acquired, amounting to $103.1 million, has been charged to deficit and contributed surplus. This business combination was accounted for using the continuity of interest method, and the results of operations of the acquired companies have been included in these consolidated financial statements as if this group of companies had always been subsidiaries of the Company.

(c)	On February 8, 2002, the Company sold its internal wire business to an affiliated company, Câblage QMI Inc., and received as consideration $19.5 million in preferred shares. On December 23, 2003, Câblage QMI Inc. sold back its business to the Company and received in exchange notes amounting to $16.1 million. On the same date, the parent company of Câblage QMI Inc. sold its investment in Câblage QMI Inc. to the Company and received in exchange 1 Series F preferred share of the Company’s capital stock retractable at an amount of $2.0 million. On December 27, 2003, Câblage QMI Inc. was wound up into the Company. Since all these transactions are between companies under common control, they have been accounted for at book value.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
2.	Business combinations and reorganization (continued):
(d)	On May 20, 2004, a subsidiary of the Company acquired the assets of Jumbo Entertainment Inc. for a total cash consideration of $7.2 million.

This acquisition is summarized as follows:

(in millions)

Assets acquired:
Inventories	$1.1
Fixed assets	0.9
Goodwill	5.2

Assets acquired at fair value	$7.2

(e)	On January 16, 2004, Videotron (1998) Ltée, a subsidiary of the Company, contracted a subordinated loan of $1.1 billion bearing interest at 10.75% from Quebecor Media Inc. On the same day, Videotron (1998) Ltée invested the whole proceeds of $1.1 billion into 1,100,000 preferred shares, Series D of Quebecor Media Inc. Those shares, carry the rights to receive an annual dividend of 11%. In December 2004, Videotron (1998) Ltée reimbursed the loan and Quebecor Media Inc. redeemed the preferred shares for $1.1 billion.

(f)	On December 31, 2004, the subsidiary Videotron (1998) ltée has been wound up into Videotron Ltée. This transaction had no impact on the consolidated financial statements.

(g)	On January 1, 2005, the subsidiary Vidéotron TVN Inc. has been wound up into Vidéotron Ltée. This transaction had no impact on the consolidated financial statements.

(h)	On January 1, 2006, the subsidiary Vidéotron (Régional) Ltée has been wound up into CF Câble Inc. This transaction had no impact on the consolidated financial statements.
3.	Employee future benefits:

The Company and affiliated companies maintain various defined benefit plans and defined contribution plans. The Company’s policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company’s pension plans were performed on December 31, 2003. The next actuarial valuations will be performed as at December 31, 2006 at the latest.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
3.	Employee future benefits (continued):

The Company provides postretirement benefits to eligible employees. The costs of these benefits, which are principally life insurance and health care, are accounted for during the employee’s active service period.

The following tables provide a reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets for the years ended December 31, 2004 and 2005, and a statement of funded status as at these dates:

	2004			2005
		Post-			Post-
	Pension	retirement		Pension	retirement
	benefits	benefits	Total	benefits	benefits	Total
	(in thousands of Canadian dollars)

Change in benefit obligations:
Benefit obligations, beginning of year	$44,012	$3,046	$47,058	$52,556	$5,488	$58,044
Service costs	2,717	2,119	4,836	3,695	247	3,942
Plan participants’ contributions	2,046	–	2,046	3,436	–	3,436
Interest costs	2,984	321	3,305	3,458	342	3,800
Actuarial loss	3,438	59	3,497	18,072	1,737	19,809
Transfer from another pension plan	853	–	853	–	–	–
Benefits and settlement paid	(3,494)	(57)	(3,551)	(2,783)	(59)	(2,842)

Benefit obligations, end of year	$52,556	$5,488	$58,044	$78,434	$7,755	$86,189

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
3.	Employee future benefits (continued):

	2004			2005
		Post-			Post-
	Pension	retirement		Pension	retirement
	benefits	benefits	Total	benefits	benefits	Total
	(in thousands of Canadian dollars)

Change in plan assets:
Fair value of plan assets at beginning of year	$51,174	$–	$51,174	$59,328	$–	$59,328
Plan participants’ contributions	2,046	–	2,046	3,436	–	3,436
Actual return on plan assets	7,776	–	7,776	9,271	–	9,271
Employer contributions	1,200	57	1,257	1,529	59	1,588
Transfer from another pension plan	626	–	626	–	–	–
Benefits and settlement paid	(3,494)	(57)	(3,551)	(2,783)	(59)	(2,842)

Fair value of plan assets, end of year	$59,328	$–	$59,328	$70,781	$–	$70,781

The plan assets are comprised of:

	2004	2005

Equity securities	68.9%	72.2%
Debt securities	27.1%	25.0%
Real estate	4.0%	2.8%

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
3.	Employee future benefits (continued):

As at December 31, 2005, plan assets included shares of the parent company and of a company under common control at a market value of $0.8 million ($0.9 million in 2004).

	2004			2005
		Post-			Post-
	Pension	retirement		Pension	retirement
	benefits	benefits	Total	benefits	benefits	Total
	(in thousands of Canadian dollars)

Reconciliation of funded status:
Excess (deficit) of fair value of plan assets over benefit obligations, end of year	$6,772	$(5,488)	$1,284	$(7,653)	$(7,755)	$(15,408)
Unrecognized actuarial (gain) loss	(2,448)	(345)	(2,793)	10,823	1,441	12,264

Net amount recognized in balance sheet	$4,324	$(5,833)	$(1,509)	$3,170	$(6,314)	$(3,144)

Presented as follows:

	2004			2005

		Post-			Post-
	Pension	retirement		Pension	retirement
	benefits	benefits	Total	benefits	benefits	Total
	(in thousands of Canadian dollars)
Deferred pension charges	$4,324	$–	$4,324	$3,946	$–	$3,946
Accrued benefit liability	–	(5,833)	(5,833)	(776)	(6,314)	(7,090)

Net amount recognized	$4,324	$(5,833)	$(1,509)	$3,170	$(6,314)	$(3,144)

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
3.	Employee future benefits (continued):

Components of the net benefit costs are as follows:

	2003

		Post-
	Pension	retirement
	benefits	benefits	Total
	(in thousands of Canadian dollars)
Service costs	$1,999	$175	$2,174
Interest costs	2,554	256	2,810
Actual return on plan assets	(8,123)	–	(8,123)
Actuarial loss on accrued benefit obligation	1,914	–	1,914

Elements of net benefit cost adjustments to recognize the long-term nature and valuation allowance	(1,656)	431	(1,225)

Difference between actual and expected return on plan assets	4,798	–	4,798
Deferral of actuarial loss on accrued benefit obligation	(1,914)	–	(1,914)
Amortization of previously deferred actuarial loss	(109)	11	(98)

Total adjustments to recognize the long-term nature of benefit costs	2,775	11	2,786

Defined contribution pension plan:
Employer’s contribution during the period	2,954	–	2,954

	4,073	442	4,515

Portion related to affiliated companies	(1,048)	–	(1,048)

Net benefit costs	$3,025	$442	$3,467

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
3.	Employee future benefits (continued):

	2004
		Post-
	Pension	retirement
	benefits	benefits	Total
	(in thousands of Canadian dollars)

Service costs	$2,717	$2,119	$4,836
Interest costs	2,984	321	3,305
Actual return on plan assets	(7,776)	–	(7,776)
Actuarial loss on accrued benefit obligation	3,438	59	3,497

Elements of net benefit cost adjustments to recognize the long-term nature and valuation allowance	1,363	2,499	3,862

Difference between actual and expected return on plan assets	3,771	–	3,771
Deferral of actuarial loss on accrued benefit obligation	(3,383)	(59)	(3,442)
Amortization of previously deferred actuarial loss	–	21	21
Other	–	(83)	(83)

Total adjustments to recognize the long-term nature of benefit costs	388	(121)	267

Defined contribution pension plan:
Employer’s contribution during the period	4,337	–	4,337

	6,088	2,378	8,466

Portion related to affiliated companies	(1,118)	–	(1,118)

Net benefit costs	$4,970	$2,378	$7,348

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
3.	Employee future benefits (continued):

	2005
		Post-
	Pension	retirement
	benefits	benefits	Total
	(in thousands of Canadian dollars)
Service costs	$3,695	$247	$3,942
Interest costs	3,457	342	3,799
Actual return on plan assets	(9,271)	–	(9,271)
Actuarial loss on accrued benefit obligation	18,072	1,737	19,809

Elements of net benefit cost adjustments to recognize the long-term nature and valuation allowance	15,953	2,326	18,279

Difference between actual and expected return on plan assets	4,740	–	4,740
Deferral of actuarial loss on accrued benefit obligation	(18,011)	(1,737)	(19,748)
Amortization of previously deferred actuarial loss	–	20	20
Other	–	(68)	(68)

Total adjustments to recognize the long-term nature of benefit costs	(13,271)	(1,785)	(15,056)

Defined contribution pension plan:
Employer’s contribution during the period	4,406	–	4,406

	7,088	541	7,629

Portion related to affiliated companies	(1,378)	–	(1,378)

Net benefit costs	$5,710	$541	$6,251

The expense related to defined contribution pension plans amounts to $4.1 million for the year ended December 2005 ($4.0 million in 2004 and $2.6 million in 2003), net of portion related to affiliated companies.
Also, the total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, totaled $6.0 million for the year ended December 31, 2005 ($5.6 million in 2004 and $4.9 million in 2003).

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
3.	Employee future benefits (continued):

The weighted average rates used in the measurement of the Company’s benefit obligations as at December 31, 2005, 2004 and 2003 and current periodic costs are as follows:

	2003	2004	2005

Benefit obligations:

Rates at end of year:
Discount rate	6.25%	6.00%	5.00%
Expected return on plan assets	7.75%	7.50%	7.50%
Rate of compensation increase	3.25%	3.50%	3.50%

Current periodic costs:

Rates at beginning of year:
Discount rate	6.75%	6.25%	6.00%
Expected return on plan assets	7.75%	7.75%	7.50%
Rate of compensation increase	3.50%	3.50%	3.50%

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 7% at the end of 2005. The cost is expected to decrease gradually over the next two years to 5% in 2007 and remain at that level thereafter. A one-percentage point change in the assumed health care cost trend would have the following effects:

		Postretirement
		benefits
	Increase	Decrease
Sensitivity analysis	1%	1%

Effect on service and interest costs	$80	$(59)
Effect on benefit obligations	971	(720)

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
4.	Depreciation and amortization:

	2003	2004	2005
	(in thousands of Canadian dollars)

Fixed assets	$121,928	$129,642	$130,860
Other assets	1,030	573	981

	$122,958	$130,215	$131,841

Direct costs include $5.8 million in 2003, $3.3 million in 2004 and $3.5 million in 2005 of depreciation on video rental inventory. Operating, general and administrative expenses include $1.9 million in 2004 and $6.6 in 2005 of amortization of connection fees.
5.	Financial expenses:

	2003	2004	2005

	(in thousands of Canadian dollars)
Third parties:
Interest on long-term debt	$63,588	$57,180	$61,207
Write-off and amortization of deferred financing costs	4,128	1,397	1,836
Amortization of debt premium and discount	(1,066)	(1,106)	(2,188)
Loss (gain) on repayment of long-term debt	17,094	187	(312)
Change in fair value of interest rate swaps	–	4,579	(1,165)
(Gain) loss on foreign currency denominated long-term debt	(23,623)	1,298	1,413
Gain on foreign currency denominated short-term monetary items	(1,848)	(857)	(1,401)
Other interests, bank fees and penalty charges	1,510	2,178	204

	59,783	64,856	59,594

Interest income	(676)	(1,396)	(1,270)

	59,107	63,460	58,324

Parent company:
Interest expense (note 2 (e))	5,495	114,525	6,882

	$64,602	$177,985	$65,206

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
5.	Financial expenses (continued):

Interest paid to and interest received from third parties in 2003 amounted to $61.0 million and $0.7 million, respectively, $51.1 million and $1.2 million in 2004 and $66.0 million and $2.2 million in 2005.

Interest paid to and interest received from affiliated companies in 2003 amounted to $0.1 million and nil, respectively, $108.5 million and nil in 2004, and nil and nil in 2005.

6.	Other items:

	2003	2004	2005

	(in thousands of Canadian dollars)
Restructuring costs (1)	$(2,500)	$–	$–

(1)	The final costs of the 2002 restructuring program were lower than estimated and the excess amount was reversed in 2003.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
7.	Income taxes:

The following schedule reconciles income taxes computed on income before income taxes and non-controlling interest in a subsidiary based on the consolidated basic income tax rate and the effective income tax rate:

	2003	2004	2005

	(in thousands of Canadian dollars)
Income taxes based on the combined
Federal and Provincial (Quebec) basic income tax rate of 33.12% in 2003, 31.02% in 2004 and 31.02% in 2005	$29,871	$44,679	$57,482
Change due to the following items:
Federal large corporations tax	2,405	1,822	1,806
Non-taxable dividend from the parent company	–	(34,449)	–
Settlement of notices of assessment	–	(17,483)	1,080
Non-deductible charges and/or loss deductible at a lower rate or for which the tax benefit was not recorded	(4,432)	1,776	(4)
(Reduction) increase in enacted tax rate	(1,097)	–	12,852
Other	83	215	(1,888)

Income taxes based on the effective income tax rate	$26,830	$(3,440)	$71,328

Income taxes paid were $3.1 million in 2003, $8.8 million in 2004 and $3.5 million in 2005.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
7.	Income taxes (continued):

The tax effects of significant items comprising the Company’s net future tax liability are as follows:

	2004	2005

	(in thousands of Canadian dollars)
Future income tax assets:
Operating loss carryforwards	$108,883	$62,894
Other provisions	8,706	6,657
Differences between book and tax basis of fixed assets and other assets	9,049	5,653

	126,638	75,204

Future income tax liabilities:
Differences between book and tax basis of fixed assets	(164,112)	(173,265)
Differences between book and tax basis of other assets	(3,585)	(11,340)

	(167,697)	(184,605)

Net future income tax liability	$(41,059)	$(109,401)

Presented as follows:
Future income tax assets:
Short-term	$58,228	$63,971
Long-term	23,559	2,376

	81,787	66,347

Future income tax long-term liability	(122,846)	(175,748)

Net future income tax liability	$(41,059)	$(109,401)

During the year ended December 31, 2003, the Company obtained from a company under common control of the ultimate parent company, income tax deductions of $9.7 million, of which $9.6 million is recorded as income taxes receivable and $0.1 million as future income tax assets. The consideration payable to this company under common control amounted to $6.3 million. This transaction allowed the Company to realize a gain of $3.4 million which was credited to contributed surplus. During the year ended December 31, 2004, an adjustment was made to this transaction and $0.07 million was debited to contributed surplus.
During the year ended December 31, 2004, the Company acquired from the parent company, income tax assets of $62.0 million, of which $55.5 million was recorded as future income tax assets and $6.5 million as income taxes receivable. The consideration payable to the parent company amounted to $35.2 million. The difference of $26.8 million was credited to contributed surplus.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
7.	Income taxes (continued):

During the year ended December 31, 2005, the Company acquired from a company under common control of the ultimate parent company income tax deductions of $0.7 million, of which $0.3 million is recorded as income taxes receivable and $0.4 million as future tax assets. The consideration payable to this company under common control amounts to $0.7 million. This transaction allows the Company to realize a gain of $0.023 million which has been credited to contributed surplus.

As at December 31, 2005, the Company had net operating loss carryforwards for income tax purposes available to reduce future federal and provincial taxable income of approximately $189.6 million and $210.5 million which expire as follows:

	Federal	Provincial

	(in thousands of Canadian dollars)
2007	$34,614	$24,681
2008	14,891	16,213
2009	–	–
2010	82,613	86,684
2014	54,042	79,680
2015	3,418	3,270

	$189,578	$210,528

8.	Accounts receivable:

	2004	2005

	(in thousands of Canadian dollars)
Trade	$91,933	$112,148
Interest receivable on swaps	4,689	6,375
Allowance for doubtful accounts	(6,134)	(7,194)

	$90,488	$111,329

Allowance for doubtful accounts is systematically based on the aging of the receivables for cable services and video rental and specifically for other commercial accounts.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
9. Inventories:

	2004	2005

	(in thousands of Canadian dollars)
Subscribers’ equipment	$17,700	$15,541
Video store materials	5,416	5,469
Other supplies and spare parts	7,035	6,118

	$30,151	$27,128

10.	Fixed assets:

	2004

		Accumulated	Net book
	Cost	depreciation	value

	(in thousands of Canadian dollars)
Receiving and distribution networks	$1,564,393	$778,741	$785,652
Furniture and equipment	218,065	164,794	53,271
Terminals and operating system	103,382	75,063	28,319
Buildings	21,364	8,777	12,587
Coding and transmission material	7,648	5,154	2,494
Land	1,680	–	1,680

	$1,916,532	$1,032,529	$884,003

	2005

		Accumulated	Net book
	Cost	depreciation	value

	(in thousands of Canadian dollars)
Receiving and distribution networks	$1,698,738	$877,194	$821,544
Furniture and equipment	242,895	179,489	63,406
Terminals and operating system	128,161	76,718	51,443
Buildings	22,396	9,433	12,963
Coding and transmission material	7,647	4,562	3,085
Land	1,649	–	1,649

	$2,101,486	$1,147,396	$954,090

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2004 and 2005
11.	Other assets:

	2004	2005

	(in thousands of Canadian dollars)
Long-term financing fees (i)	$15,765	$16,630
Employee future benefit costs (note 3)	4,324	3,946
Development and pre-operating costs (ii)	1,648	2,686
Deferred connection fees (iii)	9,354	15,530
Video rental inventory (iv)	2,734	3,371
Investment	66	66
Other	607	528

	$34,498	$42,757

(i)	Net of accumulated amortization of $3.9 million in 2004 and $3.1 million in 2005.

(ii)	Net of accumulated amortization of $2.9 million in 2004 and $0.9 million in 2005.

(iii)	Net of accumulated amortization of $1.9 million in 2004 and $8.5 million in 2005.

(iv)	Net of accumulated amortization of $7.0 million in 2004 and $6.8 million in 2005.
12.	Accounts payable and accrued liabilities:

	2004	2005

	(in thousands of Canadian dollars)
Trade accounts payable and accruals	$55,015	$66,227
Subscribers’ equipment suppliers	18,215	20,166
Royalties and service providers dues	46,100	48,219
Employees’ salaries and dues	25,428	28,773
Provincial and federal sales tax	12,786	12,056
Interest	31,513	26,278

	$189,057	$201,719

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2004 and 2005
13. Long-term debt:

	2004	2005
	(in thousands of Canadian dollars)
Bank facility (a):
Revolving credit	$–	$–
Senior Secured First Priority Notes (b)	92,271	–
Senior Notes (c)	796,637	971,697
Subordinated loan — Quebecor Media Inc. (d)	150,000	150,000

Long-term portion of the long-term debt	$1,038,908	$1,121,697

(a)	Bank facility:

Bank credit facility, bearing interest at Bankers’ Acceptances and Canadian LIBOR rates, plus, in each case, a margin depending upon Vidéotron Ltée leverage ratio, is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Vidéotron Ltée and its subsidiaries.

The credit facilities contain usual covenants such as maintaining certain financial ratios and certain restrictions as to the payment of dividends and acquisitions and dispositions of assets. The unused amount under the Revolving Facility at year-end is $450.0 million as at December 31, 2005 and 2004 (see note 21).

On October 8, 2003, concurrently with the issuance of the Senior Notes, the Company repaid entirely and terminated its former bank facility term-loans A and B, borrowed an amount of $368.1 million under a term-loan C and reduced the authorized amount under the revolving credit facility from $150.0 million to $100.0 million. Term-loan C was payable in quarterly installments of $12.5 million beginning on December 1, 2003. On November 19, 2004, concurrently with the issuance of additional Senior Notes, the term-loan C, having a balance of $318.1 million, was repaid in full and the revolving credit facility was increased from $100.0 million to $450.0 million with an extended maturity date to November 2009.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2004 and 2005
13.	Long-term debt (continued):
(b)	Senior Secured First Priority Notes:

On July 15, 2005, the Company used its cash on hand and its Revolving Credit Facility to reimburse the aggregate principal amount of US$75.6 million of its subsidiary, CF Cable TV Inc., Senior Secured First Priority Notes, which bore interest at 9.125% and were due in 2007. The gain on settlement of long-term debt includes the write-off of the unamortized premium of $0.8 million, net of deferred financing costs amounting to $0.5 million. Also, an amount of $7.4 million was paid as settlement of the foreign exchange forward contracts related to these Notes.

(c)	Senior Notes:
(i)	On October 8, 2003, the Company issued US$335.0 million of aggregate principal amount of Senior Notes at a discount rate of 99.0806% for net proceeds of US$331.9 million, before issuance fees of US$5.7 million. These Notes bear interest at a rate of 6.875% payable every six months on January 15 and July 15, and mature on January 15, 2014. The Notes contain certain restrictions for Vidéotron Ltée, including limitations on its ability to incur additional indebtedness, and are unsecured. Vidéotron Ltée entered into cross-currency interest swaps to hedge foreign exchange fluctuations related to the interest and capital repayment of these Notes denominated in foreign currency.

On November 19, 2004, the Company issued an additional US$315.0 million of aggregate principal amount of 6.875% Senior Notes maturing on January 15, 2014, at a premium of 5.0% for total proceeds of US$330.8 million, before issuance fees of US$4.1 million. The Company has contracted cross-currency interest swaps to hedge foreign exchange fluctuations related to the interest and capital repayment of these Notes denominated in foreign currency. The Notes will be redeemable, in whole or in part, at any time on or after January 15, 2009, with a premium decreasing from 3.438% on January 15, 2009 to nil on January 15, 2012.

(ii)	On September 16, 2005, the Company issued US$175.0 million of aggregate principal amount of Senior Notes at a discount rate of 99.5% for net proceeds of US$174.1 million, before issuance fees of $3.7 million. These Notes bear interest at a rate of 6.375% payable every six months on December 15 and June 15, and mature on December 15, 2015. The Notes contain certain restrictions for Vidéotron Ltée, including limitations on its ability to incur additional indebtedness, and are unsecured. Vidéotron Ltée entered into a cross-currency interest swaps to hedge foreign exchange fluctuations related to the interest and capital repayment of these Notes denominated in foreign currency. In accordance with the registered Exchange Offer, Vidéotron Ltée will complete, during the first quarter of 2006, the exchange of the Senior Notes for new Notes having substantially identical terms to the Senior Notes. The notes will be redeemable, in whole or in part, at any time on or after December 15, 2010, with a premium decreasing from 3.188% on December 15, 2010 to nil on December 15, 2013.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2004 and 2005
13.	Long-term debt (continued):
(d)	Subordinated loan — Quebecor Media Inc.:

On March 24, 2003, the Company contracted a subordinated loan of $150.0 million from its parent company. The $150.0 million subordinated loan, maturing in March 2015, bears interest at the rate of 90-day Bankers’ Acceptance rates plus 1.5%, payable in arrears on the last day of each quarter starting June 30, 2003. The obligations of the Company are subordinated in right of payment to the prior payment in full of all existing and future indebtedness of the Company under or in connection with the Credit Agreement. The holders of all other senior indebtedness of the Company will be entitled to receive payments in full of all amounts due on or in respect of all other existing and future senior indebtedness of the Company before the Lender is entitled to receive or retain payment of principal (see note 21).

In June 2003, the Company notified the Lender according to the subordinated loan agreement that it would stop the payment of all interests on the loan indefinitely. The amount of interest owed to Quebecor Media Inc. as at December 31, 2005 totaled $17.9 million ($10.7 million at December 31, 2004).

Minimum principal payments on long-term debt in each of the next five years and thereafter are as follows:

(in thousands of Canadian dollars)
2006	$–
2007	–
2008	–
2009	–
2010 and thereafter	1,121,697

14.	Share capital:

Authorized:
A limited number of preferred shares, without par value, ranking prior to the common shares with regard to payment of dividends and repayment of capital, without voting rights, issuable in Series. The following Series were designated:
1,000 Preferred Shares, Series A, carrying the rights and restrictions attached to the class as well as a fixed annual non-cumulative preferred dividend of 10% and redeemable at the holder’s option

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2004 and 2005
14.	Share capital (continued):

Authorized (continued):
1,000 Preferred Shares, Series B, carrying the rights and restrictions attached to the class as well as a fixed annual non-cumulative preferred dividend of 9% and redeemable at the holder’s option
A limited number of preferred shares, without par value, ranking prior to the common shares with regard to payment of dividends and repayment of capital, without voting rights, issuable in Series. The following Series were designated (continued):
100 Preferred Shares, Series C, carrying the rights and restrictions attached to the class as well as a fixed monthly non-cumulative preferred dividend at a rate equal to the prime rate of the Company’s lead banker less 0.75% and redeemable at the holder’s option
100 Preferred Shares, Series D, carrying the rights and restrictions attached to the class as well as a fixed monthly non-cumulative preferred dividend of 1%, computed on the redemption price of the preferred shares
10 Preferred Shares, Series E, carrying the rights and restrictions attached to the class as well as a fixed annual non-cumulative preferred cash dividend of 4%, retractable at the holder’s option
10 Preferred Shares, Series F, carrying the rights and restrictions attached to the class as well as a fixed annual non-cumulative preferred cash dividend of 4%, retractable at the holder’s option
Unlimited Preferred Shares, Series G, carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred cash dividend of 11.25%, retractable and redeemable
An unlimited number of common shares, without par value, voting and participating

		2004		2005

		Retractable		Retractable
	Common	preferred	Common	preferred
	shares	shares	shares	shares

	(in thousands of Canadian dollars)
Issued and paid:
11,174,813 common shares	$173,236	$–	$173,236	$–
170,000 preferred shares, Series G (2004 - 133,000)	-	–	–	–

	$173,236	$–	$173,236	$–

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2004 and 2005
14.	Share capital (continued):

Vidéotron Ltée modified its articles of amalgamation as follows:

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

On March 26, 2004, the Company redeemed the Series F preferred share, for an amount of $3.7 million. The excess of the consideration paid over the preferred share’s retractable value, in the amount of $1.7 million, has been charged to deficit.

On April 18, 2005, Vidéotron Ltée issued 57,000 preferred shares, Series G, to Groupe de Divertissement Superclub Inc., a wholly-owned subsidiary of Le Superclub Vidéotron Ltée, for a total cash consideration of $57.0 million. On the same date, Vidéotron Ltée redeemed 20,000 preferred shares, Series G, from Groupe de Divertissement Superclub Inc. for a total cash consideration of $20.0 million. Series G shares are eliminated upon consolidation.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2004 and 2005
15.	Stock option plan:

Under a stock option plan established by the parent company, 6,185,714 Common Shares of the parent company were set aside for officers, senior employees and other key employees of the parent company and its subsidiaries. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of the parent company as at the date of grant, as determined by the parent company’s Board of Directors (if the Common Shares of the parent company are not listed on a stock exchange at the time of the grant) or the trading price of the Common Shares of the parent company on the stock exchanges where such shares are listed at time of the grant. Unless authorized by the parent company’s Compensation Committee in the context of a change of control, no options may be exercised by an optionee if the shares of the parent company have not been listed on a recognized stock exchange. At December 31, 2007, if the shares of the parent company have not been so listed, optionees may exercise, between January 1 and January 31, each year, starting January 1, 2008, their right to receive an amount in cash equal to the difference between the fair market value as determined by the parent company’s Board of Directors, and the exercise price of their vested options. Except under specific circumstances and unless the parent company’s Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the parent company’s Compensation Committee at the date of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant, (ii) equally over four years with the first 25% vesting on the second anniversary of the date of the grant, and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of the grant.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2004 and 2005
15.	Stock option plan (continued):

The following table gives summary information on outstanding options granted by the parent company to the employees of the Company as at December 31, 2004 and 2005:

		2004		2005
		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price

Balance at beginning of year	545,639	$18.25	562,067	$18.69
Granted	48,756	22.25	36,913	28.11
Transferred and cancelled	(32,328)	16.70	(16,645)	18.38

Balance at end of year	562,067	$18.69	582,335	$19.25

Vested options at end of year	73,569	$17.45	222,111	$18.36

The following table gives summary information on outstanding options as at December 31, 2005:

		Outstanding options		Vested options
		Weighted average		Weighted average
Exercise price	Number	years to maturity	Number	exercise price

$15.19	28,637	7.41 years	11,455	$15.19
16.17	172,229	6.27 years	88,804	16.17
19.46	240,749	7.59 years	80,712	19.46
21.42	8,869	7.92 years	3,548	21.42
21.75	19,999	8.20 years	4,000	21.75
21.77	62,011	6.23 years	31,006	21.77
22.98	12,928	8.69 years	2,586	22.98
27.86	30,057	9.12 years	–	–
29.17	6,856	9.81 years	–	–

$15.19 to $29.17	582,335	7.2 years	222,111	$18.36

For the year ended December 31, 2005, a charge of $1.8 million related to the plan was recorded in the statement of operations ($2.2 million for 2004).

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2004 and 2005
16.	Financial instruments:
(a)	Fair value:

The carrying amount of cash and cash equivalents, marketable securities, accounts receivable, issued and outstanding cheques, accounts receivable from/payable to affiliated companies, and accounts payable and accrued liabilities approximates their fair value as these items will be realized or paid within one year.

As at December 31, the estimated fair values of long-term debt and derivative financial instruments are as follows:

			2004			2005
	Book		Fair	Book		Fair
	value		value	value		value
	(in thousands of Canadian dollars)
Liabilities:
Financial liabilities:
Long-term debt	$1,038,908		$1,051,039	$1,121,697		$1,117,398
Derivative financial instruments:
Interest rate swaps	(4,579	) (i)	(4,579)	(935	)(i)	(935)

Assets (liabilities):
Cross currency interest rate swaps	(45,371)		(72,298)	(73,835)		(135,048)
Forward exchange	(8,476)		(8,414)	–		(158)

(i)	Including an amount of $1.2 million in 2004 and $0.9 million in 2005 classified with interest payable in the balance sheet.
The fair value estimates are based on market quotes, when available, or on rates that the Company could obtain for instruments having the same characteristics. These estimates are subjective in nature and involve uncertainties and matters of professional judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
16.	Financial instruments (continued):
(b)	Management of interest rate risk and foreign exchange risk:

In 2003, the Company entered into interest rate swaps to manage its interest rate exposure on its bank facility. The Company was committed to exchange, at specific intervals, the difference between the fixed and floating interest rate calculated by reference to the notional amounts. As at December 31, 2004 and 2005, this bank facility was paid off, but the Company is still committed to pay fixed interest rates ranging from 3.75% to 5.41% on a notional amount of $95.0 million, and will receive a floating interest rate based on Bankers’ Acceptance having a three-month maturity. These swaps expire in 2006 and 2007.

During the year ended December 31, 2003, the Company has concluded cross currency interest swaps to hedge the foreign exchange fluctuations related to its US Senior Notes by fixing the US/Canadian dollar exchange rate at 1.3425 on a notional amount of US$335.0 million, and by fixing the interest rate at 7.66% on a notional amount of $181.2 million, and by opting for a floating interest rate based on bankers’ acceptance rate plus 2.73% on a notional amount of $268.5 million.

During the year ended December 31, 2004, the Company has concluded cross-currency interest swaps to hedge the foreign exchange fluctuations relating to its US Senior Notes issued in November 2004 by fixing the US dollar/Canadian dollar exchange rate at 1.1950, and by fixing an interest rate at 7.45% on a notional amount of $149.4 million, and fixing the exchange rate at 1.2000 and by opting for a floating interest rate based on the bankers’ acceptance rate plus 2.80% on a notional amount of $228.0 million. The Company also concluded a forward exchange contract to hedge the foreign exchange fluctuations relating to its CF Cable notes by fixing the US dollar/Canadian dollar exchange rate at 1.3573 on a notional amount of $53.5 million. The contract was settled on July 15, 2005, with the reimbursement of the Senior Secured First Priority Notes.

During the year ended December 31, 2005, the Company concluded cross-currency interest swaps to hedge the foreign exchange fluctuations relating to its US Senior Notes issued in September 2005 by fixing the US dollar/Canadian dollar exchange rate at 1.1781, and by fixing an interest rate at 5.98% on a notional amount of $206.2 million.

During the year ended December 31, 2005, the Company concluded forward exchange contracts to hedge the foreign exchange fluctuations relating to its 2006 customers equipment and other purchases by fixing the US dollar/Canadian dollar exchange rate at 1.1790 on an amount of $10.4 million.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
16.	Financial instruments (continued):
(c)	Other disclosures:
(i)	The credit risk of the financial instruments arises from the possibility that the counterparties to the agreements or contracts may default on their obligations under the agreements. In order to minimize this risk, the Company’s general policy is to deal only with counterparties with a Standard & Poor’s rating (or the equivalent) of at least A -.

(ii)	The Company is exposed to a credit risk towards its customers. However, credit risk concentration is minimized because of the large number of customers.
17.	Commitments and guarantees:
(a)	Under the terms of operating leases, the Company is committed to make the following minimum annual lease payments over the next years:

		(in thousands of Canadian dollars)
	Minimum	Leases	Minimum net
	annual lease	assumed by	annual lease
	payments	franchisees (b)	payments

2006	$14,671	$2,159	$12,512
2007	8,735	1,609	7,126
2008	6,885	1,187	5,698
2009	5,149	968	4,181
2010	3,344	660	2,684
2011 and thereafter	6,829	1,556	5,273

The operating lease expense for the year amounted to $15.1 million (2004 — $12.9 million; 2003 — $12.2 million).

(b)	Management fee:

In 2002, the Company began paying an annual management fee to Quebecor Media for services rendered to the Company pursuant to a five-year management services agreement. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. The agreement provides for an annual management fee of $11.4 million in respect of 2005 (2003 - $5.3 million; 2004 — $7.3 million) and amounts to be agreed upon for the year 2006. In addition, Quebecor Media is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. The agreement also provides that in no event may the fees and reimbursements paid to Quebecor Media for any given year exceed 1.5% of the Company’s consolidated revenues for such year.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
17.	Commitments and guarantees (continued):
(c)	Disclosure of guarantees:

Operating leases:

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these operating leases prior to maturity and should the fair value of the leased assets be less than the guaranteed residual value, the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. As at December 31, 2005, the maximum exposure in respect of these guarantees is $6.5 million and no amount has been recorded in the consolidated financial statements.

Guarantees under lease agreements:

A subsidiary of the Company has provided guarantees to the lessor under premise leases for certain franchisees, with expiry dates through 2016. The Company must, under certain conditions, compensate the lessor should the franchisee default. As at December 31, 2005, the maximum exposure in respect of these guarantees is $8.1 million. No liability has been recorded in the consolidated financial statements since the subsidiary does not expect to make any payments pertaining to these guarantees. Recourse against the franchisee is also available, up to the total amount due.

Guarantees related to the Senior Notes:

Under the terms of the indentures governing the 2014 and 2015 Senior Notes, the Company is committed to pay any amount of withholding taxes that could eventually be levied by any Canadian Taxing Authority on payments made to the lenders, so that the amounts the lenders would receive are not less than amounts receivable if no taxes are levied. The amount of such guarantee is not limited and it is not possible for the Company to establish a maximum amount of the guarantee as it is dependent exclusively on future actions, if any, by the Taxation Authorities. Although no recourse exists for such liability, the Company has the right to redeem such long-term debt at their face value, if such taxes were levied by the Canadian Taxing Authorities, thereby terminating the guarantee.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
18.	Supplemental cash flow information:

	2003	2004	2005
	(in thousands of Canadian dollars)

Non-cash financing and investing activities:
(i) Purchase of fixed assets financed by accounts payable and accrued liabilities	$958	$5,669	$14,802
(ii) Issuance of share capital in consideration of the acquisition of a subsidiary	2,000	–	–
(iii) Deferred charge expenditures financed by accounts payable and accrued liabilities and by affiliated companies	1,195	1,209	–
19.	Related party transactions:

In addition to the transactions disclosed elsewhere in these financial statements, the Company entered into the following transactions with affiliated companies. These transactions have been recorded at the exchange value in the normal course of business, which is the amount established and agreed to by the related parties:

	2003	2004	2005
	(in thousands of Canadian dollars)
Parent company:
Operating and administrative expenses	$8,492	$10,329	$15,637
Operating and administrative expenses recovered	(216)	(159)	(155)
Acquisition of fixed and intangible assets	1,613	–	–

Companies under common control:
Operating revenue	2,450	1,915	2,375
Direct costs	18,271	15,846	25,542
Operating and administrative expenses	34,087	29,769	47,725

Directors of the parent company:
Operating and administrative expenses	581	247	622
Acquisition of deferred financing costs	189	91	85

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
19.	Related party transactions (continued):

The Company and a company under common control entered into a signal transmission services agreement until 2014, renewable for an additional 15-year period. The service charges incurred from this agreement amounted to $7.0 million in 2003, $6.5 million in 2004 and $7.7 million in 2005.

The Company and a company under common control entered into internet band with services agreements until 2005, renewable for a 12-month period. Service charges incurred from these agreements amounted to $12.2 million in 2003, $6.1 million in 2004 and $6.9 million in 2005.

The Company and a company under common control entered into a telephone services agreement in 2005. Service charges incurred from this agreement amounted to $9.2 million in 2005.

For the year ended December 31, 2005, the Company paid Quebecor Media management fees of $11.4 million (2003 — $5.3 million; 2004 — $7.3 million), which is reflected in other operating expenses.

20.	Contingencies:

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

In the normal course of business, the Company is a party to various claims and lawsuits. Even though the outcome of these various pending cases as at December 31, 2005 cannot be determined with certainty, the management of the Company believes that their outcome will not have a material adverse impact on its operating results or financial position.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
21.	Subsequent events:
(i)	On January 1, 2006, a company under common control, Vidéotron Telecom Ltd., has merged with the Company. This transaction will be accounted for using the continuity of interest method. The net assets of Vidéotron Telecom Ltd. transferred as a result of the merger with the Company are summarized as follows:

Current assets	$44,227
Fixed assets	197,727
Future tax assets	34,337
Other assets	1,092

277,383

Current liabilities	31,289
Retractable preferred shares	2,229

33,518

Net assets transferred to the Company	$243,865

(ii)	On January 17, 2006, the Company reimbursed the principal amount of the subordinated loan and all interests owed at that date to Quebecor Media Inc. for a total consideration of $168.0 million. At that date, the Company also reduced the paid-up capital of its common shares and paid a total cash consideration of $83.7 million to the parent company. The repayment of the loan and the reduction of the paid-up capital have been financed through the use of the revolving facility in the amount of $237 million.
22.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which are different in some respects from those in the United States (“US”), as described below. The following tables set forth the impact of significant differences between Canadian GAAP and US GAAP on the Company’s consolidated financial statements, including disclosures, that are required under US GAAP.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
22.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statements of Operations

	2003	2004	2005
(restated — note 1 (b))
	(in thousands of Canadian dollars)
Net income for the year based on Canadian GAAP	$63,311	$147,372	$113,875

Adjustments:
Push-down basis of accounting (i)	(7,954)	(18,108)	(7,096)
Development and pre-operating costs (iii)	2,485	(1,210)	(1,036)
Accounting for derivative instruments and hedging activities (iv)	1,607	12,266	7,542
Income taxes (v)	(774)	375	2,234

Net income for the year based on US GAAP	58,675	140,695	115,519

Other comprehensive (loss) gain (vi):
Pension and postretirement benefits (vii)	(613)	835	(61)
Accounting for derivative instruments and hedging activities (iv)	(843)	(14,473)	(18,271)
Income taxes (v)	–	–	10,882

Comprehensive income for the year based on US GAAP	$57,219	$127,057	$108,069

Accumulated other comprehensive loss at beginning of year	$(314)	$(1,770)	$(15,408)
Changes in the year	(1,456)	(13,638)	(7,450)

Accumulated other comprehensive loss at end of year	$(1,770)	$(15,408)	$(22,858)

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
22.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Shareholder’s Equity

	2004	2005
	(in thousands of Canadian dollars)
Shareholder’s equity (deficit) based on Canadian GAAP	$38,030	$(58,072)

Cumulative adjustments:
Push-down basis of accounting (i)	4,235,626	4,228,530
Goodwill impairment (ii)	(2,004,000)	(2,004,000)
Development and pre-operating costs (iii)	(1,656)	(2,692)
Accounting for derivative instruments and hedging activities (iv)	(15,559)	(26,288)
Income taxes (v)	514	13,630
Pension and postretirement benefits (vii)	(92)	(153)

Shareholder’s equity based on US GAAP	$2,252,863	$2,150,955

(i)	Push-down basis of accounting:

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

The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical consolidated financial statements of the Company to reflect Parent’s cost basis were:
(a)	The carrying values of fixed assets were increased by $114.6 million;

(b)	The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt, and further reduction in deferred charges was recorded for a total amount of $22.6 million;

(c)	Accrued charges increased by $40.3 million;

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
22.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Shareholder’s Equity (continued)
(i)	Push-down basis of accounting (continued):
(d)	Future income tax liability increased by $24.9 million; and

(e)	The $4,360.5 million excess of parent’s cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,387.3 million was credited to contributed surplus. In 2004, the Company and its parent materialized income tax benefits in the amount of $84.3 million which had not been recognized at the date of acquisition. Therefore, the goodwill has been reduced by $84.3 million, contributed surplus has been reduced by $67.4 million and income tax expense for US GAAP purposes has been increased by $16.9 million.
(ii)	Goodwill impairment:

The accounting requirements for goodwill under Canadian GAAP and US GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year, in which the new recommendations are initially applied, is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under US GAAP, an impairment loss recognized as a result of transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”.

(iii)	Development and pre-operating costs:

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability, are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
22.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Shareholder’s Equity (continued)
(iv)	Accounting for derivative instruments and hedging activities:

The Company adopted, at the beginning of 2001, Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended (SFAS 133), which establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value with changes in fair value recorded in the statement of operations unless the instrument is effective and qualifies for hedge accounting. Under Canadian GAAP, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged position. Furthermore, under Canadian GAAP, the change in foreign exchange rate on long-term foreign currency denominated instrument is recorded either as an asset or liability when hedge accounting is used. Under US GAAP, these changes are recorded in the statement of operations or other comprehensive income based on whether a hedging relationship has been established which qualifies as a hedging relationship under US GAAP.

(v)	Income taxes:

This adjustment represents the tax impact of the US GAAP adjustments. Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while under US GAAP measurement is based on enacted tax rates.

(vi)	Comprehensive income (loss):

Comprehensive income is presented in accordance with FAS No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder’s equity related to the accrued pension benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets and to changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
22.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Shareholder’s Equity (continued)
(vii)	Pension and postretirement benefits:

The accounting requirements for pension and postretirement benefits under Canadian GAAP and US GAAP are similar in all material respects. However, under US GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder’s equity under the caption “other comprehensive income”.

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

The consolidated information below has been presented in accordance with the requirements of the Securities and Exchange Commission for guarantor financial statements.

The Company’s Senior Notes due 2014 and 2015 described in note 13 (c) are guaranteed by specific subsidiaries of the Company (the “Subsidiary Guarantors”). The accompanying condensed consolidated financial information as at December 31, 2004 and 2005 and for the years 2003, 2004 and 2005 has been prepared in accordance with US GAAP. The information under the column headed “Consolidated Guarantors” is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed “Vidéotron Ltée”. Each Subsidiary Guarantor is wholly-owned by the Company. All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law).

The main subsidiaries included under the column “Subsidiary Guarantors” are CF Cable TV Inc., Vidéotron (Regional) Ltée and Le SuperClub Vidéotron Ltée, and its subsidiary, Groupe de Divertissement SuperClub Inc.

The “Non-Subsidiary Guarantors” is Société d’Édition et de Transcodage T.E. Ltée.

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
22.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
(x)	Guaranteed debt (continued):

On July 15, 2005, CF Cable TV Inc. paid its senior secured first priority note and became a guarantor of the senior notes issued by its parent company, Vidéotron (Régional) Ltée, a wholly-owned subsidiary of CF Cable TV Inc., became also a guarantor of the senior notes of Vidéotron Ltée.
Consolidated Statement of Operations
In accordance with United States GAAP
For the year ended December 31, 2003

			Subsidiary	Adjustments
	Vidéotron	Subsidiary	non-	and
	Ltée	guarantors	guarantors	eliminations	Consolidated
	(in thousands of Canadian dollars)
Revenues	$424,904	$245,920	$159,945	$(25,768)	$805,001

Direct cost	162,244	37,449	47,906	(1,632)	245,967

Operating and administrative expenses	139,858	103,718	61,103	(23,875)	280,804

Depreciation and amortization	82,468	33,048	17,794	(307)	133,003

Financial expenses	79,425	(1,557)	(13,555)	(1,889)	62,424

Other items	–	–	–	–	–

(Loss) income before the undernoted	(39,091)	73,262	46,697	1,935	82,803

Income taxes	(14,811)	25,656	11,908	1,326	24,079

	(24,280)	47,606	34,789	609	58,724

Share in the results of a company subject to significant influence	6,470	–	77	(6,547)	–

Non-controlling interest	–	–	–	(49)	(49)

Net (loss) income	$(17,810)	$47,606	$34,866	$(5,987)	$58,675

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
22.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2003

			Subsidiary	Adjustments
	Vidéotron	Subsidiary	non-	and
	Ltée	guarantors	guarantors	eliminations	Consolidated
	(in thousands of Canadian dollars)
Cash flows from operating activities:
Net income (loss)	$(17,810)	$47,606	$34,866	$(5,987)	$58,675
Items not involving cash:
Depreciation and amortization	86,340	37,250	17,484	(307)	140,767
Net premium and write-off of financing cost upon early redemption of long-term debt	17,094	–	–	–	17,094
Future income taxes	(16,361)	14,592	10,459	1,326	10,016
Adjustment of goodwill	2,012	–	488	–	2,500
Loss on disposal of fixed assets	(110)	18,507	50	–	18,447
Gain on foreign currency denominated debt	(1,649)	–	(21,251)	(723)	(23,623)
Share in the results of a company	(6,470)	–	(77)	6,547	–
Other	102	(148)	1,729	(811)	872
Changes in non-cash operating working capital	63,759	(71,359)	(23,225)	(45)	(30,870)

	126,907	46,448	20,523	–	193,878
Cash flows from investing activities:
Acquisition of fixed assets	(54,598)	(21,154)	(19,879)	5,347	(90,284)
Disbursements for deferred charges	–	(113)	–	–	(113)
Acquisition of short-term investments	(22,100)	–	(1,030)	–	(23,130)
Proceeds from disposal of fixed assets	5,651	3,494	27	(5,347)	3,825
Proceeds from investment	7,231	(7,231)	–	–	–
Other	–	(900)	–	–	(900)

	(63,816)	(25,904)	(20,882)	–	(110,602)
Cash flows from financing activities:
Repayment of long-term debt	(1,033,321)	–	(24)	–	(1,033,345)
Issuance of long-term debt	1,038,732	–	-	–	1,038,732
Financing cost on long-term debt	(9,086)	–	–	–	(9,086)
Recouping fees and termination swaps	(48,375)	–	–	–	(48,375)
Dividends to parent company	(19,956)	–	–	–	(19,956)
Other	20,248	(20,000)	(312)	–	(64)

	(51,758)	(20,000)	(336)	–	(72,094)

Net increase (decrease) in cash and cash equivalents	11,333	544	(695)	–	11,182

Cash and cash equivalents, beginning of year	13,855	(871)	1,112	–	14,096

Cash and cash equivalents, end of year	$25,188	$(327)	$417	$–	$25,278

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
22.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

In accordance with United States GAAP

For the year ended December 31, 2004

			Subsidiary	Adjustments
	Vidéotron	Subsidiary	non-	and
	Ltée	guarantors	guarantors	eliminations	Consolidated
	(in thousands of Canadian dollars)
Revenues	$439,463	$282,872	$168,315	$(9,678)	$880,972

Direct cost	162,467	31,481	56,755	(261)	250,442

Operating and administrative expenses	123,412	131,734	45,203	(9,417)	290,932

Depreciation and amortization	85,157	37,111	20,317	–	142,585

Financial expenses	(13,857)	153,145	27,364	(1,200)	165,452

Dividend income from related companies	–	(121,824)	(16,658)	27,427	(111,055)

Income (loss) before the undernoted	82,284	51,225	35,334	(26,227)	142,616

Income taxes	20,620	(21,436)	2,407	230	1,821

	61,664	72,661	32,927	(26,457)	140,795

Share in the results of a company subject to significant influence	10,628	–	138	(10,766)	–

Non-controlling interest	–	–	(1)	(99)	(100)

Net income (loss)	$72,292	$72,661	$33,064	$(37,322)	$140,695

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
22.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2004

			Subsidiary	Adjustments
	Vidéotron	Subsidiary	non-	and
	Ltée	guarantors	guarantors	eliminations	Consolidated
	(in thousands of Canadian dollars)
Cash flows from operating activities:
Net loss	$72,292	$72,661	$33,064	$(37,322)	$140,695
Items not involving cash:
Depreciation and amortization	86,290	40,451	20,314	–	147,055
Future income taxes	19,607	(21,667)	1,565	230	(265)
Loss on disposal of fixed assets	9,274	439	3,461	–	13,174
Loss on foreign currency denominated debt	–	–	1,332	(34)	1,298
Shares in the results of a company subject to significant influence	(10,628)	–	(138)	10,766	–
Other	(17,190)	(83)	1,553	(1,067)	(16,787)
Changes in non-cash operating working capital	(13,859)	4,045	33,740	–	23,926

	145,786	95,846	94,891	(27,427)	309,096
Cash flows from investing activities:
Acquisition of fixed assets	(70,842)	(41,753)	(24,098)	13,663	(123,030)
Acquisition of other assets	–	(412)	–	–	(412)
Proceeds on disposals of fixed assets	722	13,829	558	(13,663)	1,446
Acquisition of video stores assets	–	(7,162)	–	–	(7,162)
Proceeds on disposal (acquisition) of market securities	2,100	–	(220)	–	1,880
Acquisition of shares of affiliated company	–	(1,100,000)	(165,000)	165,000	(1,100,000)
Proceeds from disposal of shares of affiliated company	–	1,100,000	165,000	(165,000)	1,100,000
Other	70,000	–	(70,010)	–	(10)

	1,980	(35,498)	(93,770)	–	(127,288)
Cash flows from financing activities:
Repayment of long-term debt	(355,630)	–	–	–	(355,630)
Issuance of long-term debt	396,244	–	–	–	396,244
Financing cost on long-term debt	(6,401)	–	–	–	(6,401)
Increase in long-term intercompany loan from affiliated company	–	935,000	165,000	–	1,100,000
Repayment of long-term intercompany loan from affiliated company	–	(935,000)	(165,000)	–	(1,100,000)
Redemption of retractable preferred shares	(3,660)	(165,000)	–	165,000	(3,660)
Dividends to parent company	(171,002)	(61,658)	–	27,427	(205,233)
Issuance of preferred shares	–	165,000	–	(165,000)	–
Other	311	–	(390)	–	(79)

	(140,138)	(61,658)	(390)	27,427	(174,759)

Net increase (decrease) in cash	7,628	(1,310)	731	–	7,049

Cash and cash equivalents, beginning of year	25,188	(327)	417	–	25,278

Cash and cash equivalents, end of year	$32,816	$(1,637)	$1,148	$–	$32,327

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
22.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

In accordance with United States GAAP

As at December 31, 2004

			Subsidiary	Adjustments
	Vidéotron	Subsidiary	non-	and
	Ltée	guarantors	guarantors	eliminations	Consolidated
	(in thousands of Canadian dollars)
Assets
Current assets:
Cash and cash equivalents	$34,810	$108	$1,312	$–	$36,230
Marketable securities	20,000	–	1,250	–	21,250
Accounts receivable	81,589	8,213	686	–	90,488
Amounts receivable from affiliated
companies	133,598	27,834	277,053	(438,480)	5
Income taxes receivable	8,526	79	19	–	8,624
Inventories and prepaid expenses	11,488	23,461	601	–	35,550
Future income taxes	49,589	184	8,455	–	58,228

	339,600	59,879	289,376	(438,480)	250,375
Fixed assets	761,758	32,455	225,081	(489)	1,018,805
Goodwill	1,903,756	67,940	376,844	233,711	2,582,251
Other assets	441,324	136,351	3,616	(558,433)	22,858
Future income taxes	22,179	1,111	–	269	23,559

Total assets	$3,468,617	$297,736	$894,917	$(763,422)	$3,897,848

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$1,994	$1,745	$164	$–	$3,903
Accounts payable and accrued liabilities	214,309	32,402	25,881	(5)	272,587
Amounts payable to affiliated companies	102,426	138,350	249,417	(438,475)	51,718
Deferred revenue and prepaid services	83,105	–	22,305	–	105,410
Income taxes payable	33	1,343	267	–	1,643

	401,867	173,840	298,034	(438,480)	435,261
Deferred revenue	4,480	–	1,724	–	6,204
Future income taxes	129,310	3,054	36,268		168,632
Long-term debt	941,910	–	116,840	(24,568)	1,034,182
Non-controlling interest in a subsidiary	–	–	–	706	706

	1,477,567	176,894	452,866	(462,342)	1,644,985

Shareholder’s Equity:
Capital shares	306,235	31,559	165,025	(329,583)	173,236
Contributed surplus	3,983,147	81,725	652,298	(3,389)	4,713,781
(Deficit) retained earnings	(2,283,016)	7,558	(375,180)	31,892	(2,618,746)
Other comprehensive loss	(15,316)	–	(92)	–	(15,408)

	1,991,050	120,842	442,051	(301,080)	2,252,863

	$3,468,617	$297,736	$894,917	$(763,422)	$3,897,848

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
22.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

In accordance with United States GAAP

For the year ended December 31, 2005

			Subsidiary	Adjustments
	Vidéotron	Subsidiary	non-	and
	Ltée	guarantors	guarantors	eliminations	Consolidated
	(in thousands of Canadian dollars)
Revenues	$777,297	$227,393	$4,886	$(1,405)	$1,008,171

Direct cost	210,829	76,855	–	(229)	287,455

Operating and administrative expenses	263,576	74,358	3,432	(1,174)	340,192

Depreciation and amortization	120,123	22,593	587	(98)	143,205

Financial expenses	32,937	25,490	–	(1,401)	57,026

Dividend income from related companies	–	(17,920)	–	17,920	–

Income (loss) before the undernoted	149,832	46,017	867	(16,423)	180,293

Income taxes	54,418	9,764	221	269	64,672

	95,414	36,253	646	(16,692)	115,621

Share in the results of a company subject to significant influence	15,146	142	–	(15,288)	–

Non-controlling interest	–	–	–	(102)	(102)

Net income (loss)	$110,560	$36,395	$646	$(32,082)	$115,519

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
22.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2005

			Subsidiary	Adjustments
	Vidéotron	Subsidiary	non-	and
	Ltée	guarantors	guarantors	eliminations	Consolidated
	(in thousands of Canadian dollars)
Cash flows from operating activities:
Net loss	$110,560	$36,395	$646	$(32,082)	$115,519
Items not involving cash:
Depreciation and amortization	127,005	27,006	587	(98)	154,500
Future income taxes	52,213	9,454	155	269	62,091
Loss on foreign denominated debt	80	1,333	–	–	1,413
Other	(62,078)	581	105	13,990	(47,402)
Changes in non-cash operating working capital	101,873	(34,640)	(814)	–	66,419

	329,653	40,129	679	(17,921)	352,540
Cash flows from investing activities:
Acquisition of fixed assets	(161,609)	(29,019)	(1,199)	–	(191,827)
Acquisition of other assets	–	(85)	–	–	(85)
Proceeds on disposals of fixed assets	947	304	–	–	1,251
Payment of tax deductions to the parent company	(25,800)	(9,400)	–	–	(35,200)
(Acquisition) disposal of marketable securities	(20,000)	–	754	–	(19,246)
Dividend from subsidiary	11,000	(11,000)	–	–	–
Cash transfer pursuant to the liquidation of a subsidiary	(533)	533	–	–	–
Acquisition of videostrore	–	53	–	–	53

	(195,995)	(48,614)	(445)	–	(245,054)
Cash flows from financing activities:
Repayment of long-term debt	–	(92,284)	–	–	(92,284)
Issuance of long-term debt	205,130	–	–	–	205,130
Financing cost on long-term debt	(4,945)	–	–	–	(4,945)
Settlement of interest swaps	(3,588)	(7,367)	–	–	(10,955)
Advance (from) to an affiliated company	(110,168)	110,168	–	–	–
Dividends to parent company	(210,000)	–	–	–	(210,000)
Dividend (from) to an affiliated company	(17,921)	–	–	17,921	–
Other	497	177	(800)	–	(126)

	(140,995)	10,694	(800)	17,921	(113,180)

Net (decrease) increase in cash	(7,337)	2,209	(566)	–	(5,694)

Cash and cash equivalents, beginning of period	32,816	(1,731)	1,242	–	32,327

Cash and cash equivalents, end of period	$25,479	$478	$676	$–	$26,633

VIDÉOTRON LTÉE
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2003, 2004 and 2005
22.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

In accordance with United States GAAP

As at December 31, 2005

			Subsidiary	Adjustments
	Vidéotron	Subsidiary	non-	and
	Ltée	guarantors	guarantors	eliminations	Consolidated
	(in thousands of Canadian dollars)
Assets
Current assets:
Cash and cash equivalents	$30,398	$1,109	$716	$–	$32,223
Marketable securities	40,000	–	496	–	40,496
Accounts receivable	102,620	8,018	691	–	111,329
Amounts receivable from affiliated companies	215,145	249,256	49	(464,444)	6
Income taxes receivable	385	301	113	–	799
Inventories and prepaid expenses	26,059	6,304	173	–	32,536
Future income taxes	50,142	13,829	–	–	63,971

	464,749	278,817	2,238	(464,444)	281,360
Fixed assets	840,675	233,167	3,285	(391)	1,076,736
Goodwill	1,903,756	445,040	–	233,711	2,582,507
Other assets	413,778	178,264	–	(567,500)	24,542
Future income taxes	–	2,376	–	–	2,376

Total assets	$3,622,958	$1,137,664	$5,523	$(798,624)	$3,967,521

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$4,919	$631	$40	$–	$5,590
Accounts payable and accrued liabilities	304,302	32,354	542	(142)	337,056
Amounts payable to company under common control	53,003	464,537	155	(464,302)	53,393
Deferred revenue and prepaid services	92,844	21,640	182	–	114,666
Income taxes payable	750	132	–	–	882

	455,818	519,294	919	(464,444)	511,587
Future income taxes	151,702	51,995	261	–	203,958
Long-term deferred revenue	4,821	1,655	26	–	6,502
Long-term debt	1,093,835	25,969	–	(25,969)	1,093,835
Non-controlling interest in a subsidiary	–	–	–	684	684

	1,706,176	598,913	1,206	(489,729)	1,816,566
Shareholder’s Equity:
Share capital	343,234	165,001	25	(335,024)	173,236
Contributed surplus	4,008,204	708,538	462	(3,400)	4,713,804
(Deficit) retained earnings	(2,411,951)	(334,635)	3,830	29,529	(2,713,227)
Other comprehensive loss	(22,705)	(153)	–	–	(22,858)

	1,916,782	538,751	4,317	(308,895)	2,150,955

	$3,622,958	$1,137,664	$5,523	$(798,624)	$3,967,521

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS
We have audited the balance sheets of Vidéotron Télécom Ltée as at December 31, 2004 and 2005 and the statements of operations and deficit and cash flows for each of the years in the two-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2005 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.
Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 19 to the financial statements.
/s/ KPMG LLP
Chartered Accountants
Montréal, Canada
January 27, 2006

VIDÉOTRON TÉLÉCOM LTÉE
Statements of Operations and Deficit
Years ended December 31, 2004 and 2005
(in thousands of Canadian dollars)

	2004	2005

Operating revenue	$78,589	$102,063

Direct costs	(11,900)	(17,391)

Operating and administrative expenses (note 4)	(44,435)	(53,319)

Depreciation and amortization (note 5)	(33,647)	(34,451)

Financial expenses (income) (note 6)	(110)	29

Other items (note 7)	(1,526)	–

Loss before income taxes	(13,029)	(3,069)

Income taxes (note 8):
Current	428	348
Future	(3,935)	(3,250)

	(3,507)	(2,902)

Net loss	(9,522)	(167)

Deficit at beginning of year	(92,210)	(104,315)

Acquisition and wind-up of a company under common control acquired in March 2004 (note 3)	(2,583)	–

Deficit at end of year	$(104,315)	$(104,482)

See accompanying notes to financial statements.

VIDÉOTRON TÉLÉCOM LTÉE
Balance Sheets
As at December 31, 2004 and 2005
(in thousands of Canadian dollars)

	2004	2005

Assets

Current assets:
Bank	$–	$65
Accounts receivable (note 9)	15,287	27,480
Inventories	3,490	2,237
Prepaid expenses	2,459	1,809
Future tax assets (note 8)	353	12,636

	21,589	44,227

Fixed assets (note 10)	205,699	197,727
Future tax assets (note 8)	43,370	34,337
Other assets (note 11)	1,663	1,092

	$272,321	$277,383

Liabilities and Shareholder’s Equity

Current liabilities:
Bank indebtedness	$747	$–
Accounts payable and accrued liabilities	18,755	26,546
Accounts payable to affiliated companies (note 12)	3,992	2,606
Deferred revenue	2,566	2,137

	26,060	31,289

Retractable preferred shares (note 13)	2,229	2,229

Shareholder’s equity:
Share capital (note 13)	160,357	160,357
Contributed surplus	187,990	187,990
Deficit	(104,315)	(104,482)

	244,032	243,865

	$272,321	$277,383

Commitments (note 15)
Contingencies (note 18)
Subsequent event (note 20)
See accompanying notes to financial statements.

VIDÉOTRON TÉLÉCOM LTÉE
Statements of Cash Flows
Years ended December 31, 2004 and 2005
(in thousands of Canadian dollars)

	2004	2005

Cash flows from operating activities:
Net loss	$(9,522)	$(167)
Adjustments for:
Depreciation and amortization	33,647	34,451
Future income taxes	(3,935)	(3,250)
Loss (gain) on disposal and write-off of assets	390	(34)
Loss on exit of an operating lease at cease-use date (note 4 (b))	652	–

	21,232	31,000
Net change in non-cash operating items (note 14 (a))	(178)	(2,176)

	21,054	28,824

Cash flows from investing activities:
Purchase of other assets	(8)	(57)
Acquisition of fixed assets	(21,423)	(27,955)
Proceeds from sale of fixed assets	1,544	–
Acquisition of easements	(994)	–

	(20,881)	(28,012)

Net decrease in bank indebtedness	173	812

Bank indebtedness, beginning of year	(920)	(747)

(Bank indebtedness) cash, end of year	$(747)	$65

See accompanying notes to financial statements.

VIDÉOTRON TÉLÉCOM LTÉE
Notes to Financial Statements
Years ended December 31, 2004 and 2005
(tabular amounts in thousands of Canadian dollars)
The Company was incorporated under Part 1A of the Québec Companies Act and provides telecommunication services in the business sector.

1.	Accounting changes:
(a)	Long-lived assets:

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA “) Handbook Section 3063, “Impairment of Long-Lived Assets”. Long-lived assets, including fixed assets and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. If the sum of undiscounted net cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. During the two-year period ended December 31, 2005, no such impairment had occurred.

(b)	Asset retirement obligation:

Effective January 1, 2004, the Company retroactively adopted CICA Handbook Section 3110 “Asset Retirement Obligation”. The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of a tangible long-lived asset that result from their acquisition, construction, development or normal operations.

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

The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows.

VIDÉOTRON TÉLÉCOM LTÉE
Notes to Financial Statements, Continued
Years ended December 31, 2004 and 2005
(tabular amounts in thousands of Canadian dollars)
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

The Company reviews the recoverability of fixed assets whenever events or circumstances indicate that the carrying amount may not be recoverable. Recoverability and measurement of the decline in value are estimated by comparing the carrying amounts of an asset or of a group of assets to undiscounted net cash flows expected to be generated by asset or that group of assets and measurement of impairment represents the difference between carrying and fair value of the asset or group of assets.

Depreciation is calculated using the following depreciation methods and periods or rates:

Asset	Method	Rate/period

Telecommunication networks	Straight-line	20years
Technical equipment	Mainly straight-line	3 to 20 years
Furniture and equipment	Declining balance	20% to 30%
	and straight-line	3 to 7 years
Buildings	Declining balance	5%
Leasehold improvements	Straight-line	Over the
lease term
Equipment under capital leases is depreciated using the same method, rate or period than the purchased equipment.

VIDÉOTRON TÉLÉCOM LTÉE
Notes to Financial Statements, Continued
Years ended December 31, 2004 and 2005
(tabular amounts in thousands of Canadian dollars)
2.	Significant accounting policies (continued):
(c)	Fixed assets (continued):

The Company does not record an asset retirement obligation in connection with its cable distribution networks. The Company expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date, relating to these assets, undeterminable.

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

Future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Future income tax assets and liabilities resulting from a change in tax rates are recognized in income in the period that includes the enactment date. Future income tax assets are recognized and, if realization is not considered “more likely than not”, a valuation allowance is provided.

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

VIDÉOTRON TÉLÉCOM LTÉE
Notes to Financial Statements, Continued
Years ended December 31, 2004 and 2005
(tabular amounts in thousands of Canadian dollars)
2.	Significant accounting policies (continued):
(h)	Currency translation:

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

VIDÉOTRON TÉLÉCOM LTÉE
Notes to Financial Statements, Continued
Years ended December 31, 2004 and 2005
(tabular amounts in thousands of Canadian dollars)
3.	Corporate reorganization:

On March 1, 2004, the Company has acquired from its parent company all the outstanding shares of Mensys Business Solutions Centre Inc. (“Mensys”), at an agreed value of $686,000. On December 19, 2003, Mensys sold its entire business to a third party and, since then, Mensys is an inoperative company. As consideration, the Company issued one Class C share, with a stated capital of $686,000. The Company wound up Mensys on the same date. As this transaction is between companies under common control, the net assets acquired were recorded by the Company at the carrying amount in the books of Mensys. The impact of the acquisition and wind-up is summarized as follows:

Net liabilities acquired:
Future tax assets	$686
Taxes receivable	47
Assumption of amounts payable to affiliated companies	(2,630)

Net liabilities assumed	$(1,897)

Consideration:
Issuance of 1 Class C retractable preferred share	$686
Deficit assumed upon acquisition and wind-up of Mensys	(2,583)

$(1,897)

4.	Operating and administrative expenses:
(a)	Pension plans:

Pension plan costs recorded for the pension plans and the retirement savings plan amounted to $810,000 for the year ended December 31, 2004 and to $1,320,000 for the year ended December 31, 2005 and were charged to operating and administrative expenses.

VIDÉOTRON TÉLÉCOM LTÉE
Notes to Financial Statements, Continued
Years ended December 31, 2004 and 2005
(tabular amounts in thousands of Canadian dollars)
4.	Operating and administrative expenses (continued):
(b)	Operating and administrative expenses:

During 2004, the Company has put in place a restructuring plan of its activities in Ontario which has resulted in the abandonment of an operating lease, for which the fair value of the remaining lease payments, net of the expected lease rental revenue from the cease-use date to the end of the lease, amounting to $652,000, has been recorded in the operating expenses.
5.	Depreciation and amortization:

	2004	2005

Fixed assets	$32,706	$33,824
Deferred charges	872	275
Licenses	69	352

	$33,647	$34,451

6.	Financial expenses (income):

	2004	2005

Interest on advances to an affiliated company	$(152)	$–
Other interest expenses	211	17
Foreign exchange loss (gain)	51	(46)

	$110	$(29)

7.	Other items:

	2004	2005

Network outages recovery	$(479)	$–
Severance pay and other charges (i)	2,005	–

	$1,526	$–

VIDÉOTRON TÉLÉCOM LTÉE
Notes to Financial Statements, Continued
Years ended December 31, 2004 and 2005
(tabular amounts in thousands of Canadian dollars)
7.	Other items (continued):
(i)	In September 2004, the Company settled outstanding claims with former management employees, for a total amount of $3.5 million, of which $1.5 million was already recorded in the books.
8.	Income taxes:

The following schedule reconciles income taxes computed on the loss before income taxes using the combined basic income tax rate and the effective income tax rate:

	2004	2005

Income taxes based on the combined:
Federal and provincial basic income tax rate of 31.02% (2004 — 31.02%)	$(4,041)	$(952)

Change due to the following items:
Non-deductible charges	12	11
Federal large corporation tax	405	368
Change in effective tax rate	–	(2,191)
Other	117	(138)

Effective income tax	$(3,507)	$(2,902)

The tax effects of significant items comprising the Company’s net future tax assets are as follows:

	2004	2005

Future tax assets:
Operating loss carryforwards	$30,129	$27,299
Fixed assets and other assets	13,241	18,608
Provisions	353	1,066

Net future tax assets	43,723	46,973

Less current future tax asset	(353)	(12,636)

Net long-term future tax asset	$43,370	$34,337

VIDÉOTRON TÉLÉCOM LTÉE
Notes to Financial Statements, Continued
Years ended December 31, 2004 and 2005
(tabular amounts in thousands of Canadian dollars)
8.	Income taxes (continued):

As at December 31, 2005, the Company had net operating loss carryforwards for income tax purposes available to reduce future federal and provincial taxable income of approximately $91,723,000 and $69,962,000 as follows:

	Federal	Provincial

2006	$4,705	$4,331
2007	17,588	17,588
2008	6,419	2,910
2009	195	98
2010	34,978	24,567
2014	27,838	20,468

	$91,723	$69,962

9.	Accounts receivable:

	2004	2005

Trade:
Third parties	$7,725	$6,267
Companies under common control	7,562	21,213

	$15,287	$27,480

10.	Fixed assets:

			2004
		Accumulated	Net book
	Cost	depreciation	value

Telecommunication networks	$140,957	$44,937	$96,020
Technical equipment	178,885	108,290	70,595
Furniture and equipment	80,131	55,381	24,750
Buildings	15,423	4,407	11,016
Leasehold improvements	4,902	2,734	2,168
Land	1,150	–	1,150

	$421,448	$215,749	$205,699

VIDÉOTRON TÉLÉCOM LTÉE
Notes to Financial Statements, Continued
Years ended December 31, 2004 and 2005
(tabular amounts in thousands of Canadian dollars)
10.	Fixed assets (continued):

			2005
		Accumulated	Net book
	Cost	depreciation	value

Telecommunication networks	$144,237	$52,055	$92,182
Technical equipment	198,148	126,458	71,690
Furniture and equipment	83,261	63,082	20,179
Buildings	15,484	4,958	10,526
Leasehold improvements	4,985	2,985	2,000
Land	1,150	–	1,150

	$447,265	$249,538	$197,727

Included in technical equipment is equipment under capital lease having a cost of $1,040,000 and accumulated depreciation of $876,000 and $1,025,000 as at December 31, 2004 and 2005, respectively.

11.	Other assets:

	2004	2005

Deferred charges (including $14,557 of accumulated depreciation) (2004 - $14,281)	$316	$98
Licenses (including $543 of accumulated depreciation) (2004 - $190)	353	–
Easements at cost (with indefinite life)	994	994

	$1,663	$1,092

12.	Accounts payable to affiliated companies:

	2004	2005

Companies under common control	$6	$33
Parent company	3,153	–
Ultimate parent company	833	2,573

	$3,992	$2,606

VIDÉOTRON TÉLÉCOM LTÉE
Notes to Financial Statements, Continued
Years ended December 31, 2004 and 2005
(tabular amounts in thousands of Canadian dollars)
13.	Share capital:

Authorized:
An unlimited number, without par value:
Class A shares, voting and participating
Class B shares, non-voting, participating, retractable at the amount of paid-up capital
Class C shares, non-voting, non-participating, fixed monthly non-cumulative preferred dividend of 1% computed on the redemption price of the preferred shares, retractable and redeemable

	2004	2005

Issued and paid:
2,515,576 Class A shares (2,515,276 in 2004)	$160,357	$160,357
2 Class C shares (2 in 2004)	2,229	2,229

	162,586	162,586

Less retractable preferred shares classified as liabilities:
2 Class C shares (2 in 2004)	(2,229)	(2,229)

	$160,357	$160,357

14.	Additional cash flow information:

	2004	2005

(a) Net change in non-cash operating items:
Accounts receivable	$(1,415)	$(12,252)
Inventories	1,396	1,253
Prepaid expenses	(493)	650
Accounts payable and accrued liabilities	(1,221)	9,988
Amounts payable to affiliated companies	1,945	(1,386)
Deferred revenue	(390)	(429)

	$(178)	$(2,176)

(b) Other items:
Income taxes paid	$510	$411
Interest paid	226	24
Interest received	(119)	(4)

(c) Purchase of fixed assets financed by accounts payable	3,905	1,767

VIDÉOTRON TÉLÉCOM LTÉE
Notes to Financial Statements, Continued
Years ended December 31, 2004 and 2005
(tabular amounts in thousands of Canadian dollars)
15.	Commitments:

Under the terms of various operating leases, the Company is committed to make the following minimum annual rental payments:

2006	$5,739
2007	3,679
2008	1,775
2009	1,569
2010	1,193
2011 and subsequent years	6,448
The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $60,000 ($79,000 in 2004).

16.	Financial instruments:
(a)	Fair value:

The carrying value of accounts receivable, amounts receivable from parent company, bank indebtedness, accounts payable and accrued expenses and amounts payable to affiliated companies and to parent company approximates their fair value, as these items are short-term in nature.

(b)	Credit risks:

In the normal course of business, the Company assesses regularly the financial position of its clients and reviews the credit history of all new clients. The Company records an allowance for doubtful accounts to cover its exposure to specific customers’ credit risks and historical trends.

VIDÉOTRON TÉLÉCOM LTÉE
Notes to Financial Statements, Continued
Years ended December 31, 2004 and 2005
(tabular amounts in thousands of Canadian dollars)
17.	Related party transactions:

In addition to transactions disclosed elsewhere in the financial statements, the Company has entered into the following related party transactions, in the normal course of business. These transactions have been recorded at the exchange value, which is the amount established and agreed to by the related parties:

	2004	2005

Ultimate parent company:
Operating revenue	$70	$104
Operating and administrative expenses	1,101	1,900

Parent company:
Interest revenues	152	150

Companies under common control:
Operating revenue	27,479	50,059
Operating and administrative expenses	5,019	5,875
Acquisition of fixed assets	3,268	1,035

Directors of parent company:
Operating and administrative expenses	255	146

18.	Contingencies:

In the normal course of business, the Company is involved in various claims and litigations. The Company is also being sued by former management employees for wrongful dismissal and other reasons following the reorganization plan established in February 2001. Even if the outcome of these various pending cases as at December 31, 2005 cannot be determined with certainty, the Company believes that they will not have a material adverse impact on its financial position or operating results.

VIDÉOTRON TÉLÉCOM LTÉE
Notes to Financial Statements, Continued
Years ended December 31, 2004 and 2005
(tabular amounts in thousands of Canadian dollars)
19.	Significant differences between Canadian generally accepted accounting principles (GAAP) and the United States:

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which are different in some respects from those in the United States (“US”), as described below. The following tables set forth the impact of significant differences between Canadian GAAP and US GAAP on the Company’s financial statements:

Consolidated Statements of Operations

	2004	2005

Net loss for the year based on Canadian GAAP	$(9,522)	$(167)

Adjustments:
Reversal of amortization expense on development and pre-operating costs (ii)	489	241
Income taxes (iii)	(192)	(74)

Net loss and comprehensive loss for the year based on US GAAP	$(9,225)	$–

Consolidated Shareholder’s Equity

	2004	2005

Shareholder’s equity based on Canadian GAAP	$244,032	$243,865

Cumulative adjustments:
Push-down basis of accounting (i)	270,627	270,627
Goodwill impairment (i)	(270,627)	(270,627)
Development and pre-operating costs (ii)	(241)	–
Income taxes (iii)	74	–

Shareholder’s equity based on US GAAP	$243,865	$243,865

VIDÉOTRON TÉLÉCOM LTÉE
Notes to Financial Statements, Continued
Years ended December 31, 2004 and 2005
(tabular amounts in thousands of Canadian dollars)
19.	Significant differences between Canadian generally accepted accounting principles (GAAP) and the United States (continued):
(i)	Push-down basis of accounting:

The reconciliation of net loss and shareholder’s equity from Canadian GAAP to US GAAP reflects the push-down of the purchase price in connection with the acquisition on October 23, 2000, by Quebecor Media Inc., the ultimate parent company of Vidéotron Télécom Ltée. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the fair value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

The main adjustment, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical consolidated financial statements of the Company to reflect Parent’s cost basis, consisted in the recording of goodwill in the amount of $270.6 million with a corresponding amount in the contributed surplus. This goodwill has been completely written off following the implementation of the CICA Handbook Section 3062 and the US equivalent standard.

(ii)	Development and pre-operating costs:

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability, are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

(iii)	Income taxes:

This adjustment represents the tax impact of the US GAAP adjustments.
20.	Subsequent event:

On January 1, 2006, the Company merged its operations with a sister company, Vidéotron ltée.