Form 20-F
period 2006-12-31
VIDEOTRON LTEE
filed 2007-03-30
CIK 890746

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
2,515,276 Class “A” Common Shares
65,000 Class “G” Preferred Shares
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
☐    Yes               ☑    No

EXPLANATORY NOTES
     All references in this annual report to “Videotron” or “our company”, as well as use of the terms “we”, “us”, “our” or similar terms, are references to Videotron Ltd. and, unless the context otherwise requires, its consolidated subsidiaries. All references in this annual report to “Quebecor Media” are to our parent company Quebecor Media Inc., and all references to “TVA Group” are to TVA Group Inc.
     Our consolidated financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and accounting principles generally accepted in the United States, or U.S. GAAP, see Note 24 to our audited consolidated financial statements which are included under “Item 17. Financial Statements” in this annual report. We state our financial statements in Canadian dollars. In this annual report, references to Canadian dollars, Cdn$ or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.
     On January 1, 2006, a company under common control, Videotron Telecom Ltd., merged with us. On July 1, 2006, we also merged with our parent, 9101-0827 Québec inc. Those transactions have been accounted for using the continuity of interest method, and the results of operations and financial position of Videotron Telecom Ltd. and 9101-0827 Québec inc. have been included in these consolidated financial statements as if the three companies had always been combined. Comparative figures have been restated from statements previously presented.
     We use the supplemental financial measure operating income to assess our operating results and financial performance. Operating income and ratios based on this measure are not required by or recognized under Canadian GAAP or U.S. GAAP. We define operating income, as reconciled to net income under Canadian GAAP, as net income before depreciation and amortization, financial expenses, dividend income from parent company, other items (consisting of restructuring charges), income taxes and non-controlling interest in a subsidiary. Operating income margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and U.S. GAAP. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community to analyze and compare companies in our field of activities. Operating income has limitations as an analytical tool, including:
•	although depreciation and amortization are non-cash charges, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

•	it does not reflect income tax expense or the cash necessary to pay income taxes; and

•	it does not reflect financial expenses or the cash necessary to pay financial expenses.
     You should note our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure. We provide a reconciliation of operating income to net income (loss) under Canadian GAAP and U.S. GAAP in Note 9 under “Item 3. Key Information – Selected Financial Data”.
     Unless otherwise indicated, information provided in this annual report, including all operating data, is as of December 31, 2006.
- i -

INDUSTRY AND MARKET DATA
     Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the Canadian Radio-Television and Telecommunications Commission, or the CRTC, as a source of Canadian data, and NCTA, A.C. Nielsen Media Research and Kagan Research LLC, as a source of U.S. data. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Similarly, internal surveys and industry and market data, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of this information. Penetration and market share data contained in this annual report is generally based on sources published in the fourth quarter of 2006.
- ii -

FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	our ability to continue to distribute a wide range of television programming and to attract large audiences;

•	variations in the cost, quality and variety of our television programming;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	exchange rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
     We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under the “Item 3. Key information – Risk Factors” of this annual report. Each of these forward-looking statements speaks only as of the date of this annual report. We will not update these statements unless the securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC, as described under “Item 10. Additional Information – Documents on Display”.
- iii -

EXCHANGE RATE INFORMATION
     The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On March 15, 2007, the inverse of the noon buying rate was Cdn$1.00 equals US$0.8506.

Year Ended:	Average(1)	High	Low	Period End

December 31, 2006	0.8847	0.9100	0.8528	0.8582
December 31, 2005	0.8282	0.8690	0.7872	0.8579
December 31, 2004	0.7719	0.8493	0.7158	0.8310
December 31, 2003	0.7205	0.7738	0.6349	0.7738
December 31, 2002	0.6370	0.6619	0.6200	0.6329

Month Ended:	Average(2)	High	Low	Period End

March 2007 (through March 15, 2007)	0.8513	0.8557	0.8467	0.8506
February 28, 2007	0.8540	0.8631	0.8437	0.8547
January 31, 2007	0.8502	0.8586	0.8457	0.8480
December 31, 2006	0.8672	0.8760	0.8582	0.8582
November 30, 2006	0.8804	0.8869	0.8715	0.8762
October 31, 2006	0.8861	0.8965	0.8784	0.8907
September 30, 2006	0.8960	0.9048	0.8872	0.8968

(1)	The average of the exchange rates on the last day of each month during the applicable year.

(2)	The average of the exchange rates for all days during the applicable month.
- iv -

PART I
ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3 — KEY INFORMATION
SELECTED FINANCIAL DATA
     The following tables present selected historical financial information derived from our audited consolidated financial statements included in this annual report, which are comprised of consolidated balance sheets as at December 31, 2005 and 2006 and the consolidated statements of operations, shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2006. The consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm. KPMG LLP’s report on our consolidated financial statements is included in this annual report. The selected consolidated statement of operations data presented below for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as at December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements not included in this annual report. The information presented below the caption “Operating Data” is not derived from our consolidated financial statements. The information presented below the caption “Other Financial Data” is unaudited except for cash flows and capital expenditures for the years ended December 31, 2002, 2003, 2004, 2005 and 2006. All information contained in the following tables should be read in conjunction with our consolidated financial statements, the notes related to those financial statements and the section entitled “Item 5. Operating and Financial Review and Prospects”.
     Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 24 to our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 included under “Item 17. Financial Statements” in this annual report.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(dollars in thousands)
AMOUNTS UNDER CANADIAN GAAP
Consolidated Statement of Operations Data:
Operating revenues:
Cable television	$579,200	$558,887	$576,825	$618,346	$677,273
Internet	135,514	183,268	222,458	270,791	345,075
Business solution	62,063	58,365	66,117	78,409	74,352
Telephony	—	—	—	21,088	108,565
Video stores	35,344	38,450	48,058	55,146	55,585
Other(2)	30,982	23,795	24,274	36,626	48,745

Total operating revenues	843,103	862,765	937,732	1,080,406	1,309,595

Direct cost(2)	253,062	244,971	256,155	293,057	338,868
Operating, general and administrative expenses(2)	323,638	325,511	317,788	373,736	458,019
Depreciation and amortization(2)	155,769	159,012	163,862	166,292	185,115
Financial expenses(3)	96,724	91,540	203,916	74,737	79,586
Dividend income from parent company(3)	—	—	(111,055)	—	—
Other items(4)	30,103	1,113	1,930	—	—

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(dollars in thousands)
Income taxes (recovery) expense (2)	13,497	(5,777)	(6,661)	69,791	64,230
Non-controlling interest in a subsidiary	188	49	100	102	86

Net (loss) income(2)(5)	$(29,878)	$46,346	$111,697	$102,691	$183,691

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$47,398	$29,724	$32,411	$26,699	—
Total assets(2)(7)	1,894,798	1,838,539	1,895,433	1,977,610	1,992,940
Long-term debt, excluding QMI subordinated loans(6)(7)(8)	1,119,625	961,175	990,008	971,697	1,021,170
QMI subordinated loans(7)	—	150,000	150,000	150,000	—
Common Shares(6)	344,213	572,448	388,593	342,940	345,727
Shareholder’s equity(6)	$(311,392)	$297,078	$229,302	$76,363	$249,581

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(dollars in thousands, except ARPU and ratio)
Other Financial Data
Operating income (unaudited)(2)(9)	$266,403	$292,283	$363,789	$413,613	$512,708
Operating income margin (unaudited)(2)(9)	31.6%	33.9%	38.8%	38.3%	39.2%
Cash flows from operating activities	246,363	221,484	329,433	387,205	440,619
Cash flows used in investing activities	(117,478)	(291,903)	(111,093)	(274,977)	(265,101)
Cash flows from (used in) financing activities	(159,741)	52,745	(215,652)	(117,940)	(220,687)
Capital expenditures(10)	$112,931	$108,117	$144,453	$219,865	$302,629

Operating Data (unaudited):
Homes passed(11)	2,329,023	2,351,344	2,383,443	2,419,335	2,457,213
Basic cable customers(12)(13)	1,431,060	1,424,144	1,452,554	1,506,113	1,572,411
Basic cable penetration(13)(14)	61.4%	60.6%	60.9%	62.3%	64.0%
Digital customers	171,625	240,863	333,664	474,629	623,646
Digital penetration(15)	12.0%	16.9%	23.0%	31.5%	39.7%
Cable Internet customers	305,054	406,277	502,630	637,971	791,966
Cable Internet penetration(14)	13.1%	17.3%	21.1%	26.4%	32.2%
Cable telephony customers	—	—	2,135	162,979	397,860
Cable telephony penetration(14)	—	—	0.1%	6.7%	16.2%
ARPU(13)(16)	$40.70	$43.68	$46.50	$51.86	$61.43
Ratio of earnings to fixed charges(17)	0.8x	1.4x	2.6x	3.8x	3.9x

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(restated)(1)	(restated)(1)	(restated)(1)	(restated) (1)
	(dollars in thousands)
AMOUNTS UNDER U.S. GAAP
Consolidated Statement of Operations Data:
Operating revenues:
Cable television	$579,200	$558,887	$584,187	$621,493	$677,970
Internet	135,514	183,268	224,450	272,926	345,112
Business solution	62,063	58,365	66,117	78,409	74,352
Telephony	—	—	—	21,983	110,501
Video stores	35,344	38,450	48,058	55,146	55,585
Other(2)	30,982	23,795	24,274	36,626	48,745

Total operating revenues	843,103	862,765	947,086	1,086,583	1,312,265

Direct cost(2)	252,420	244,971	256,155	293,057	338,868
Operating, general and administrative expenses(2)	325,242	322,531	328,721	381.741	464,367
Depreciation and amortization(2)	173,195	168,564	175,743	177,415	196,335
Financial expenses(3)	93,386	89,362	191,383	66,557	78,603
Dividend income from parent company(3)	—	—	(111,055)	—	—
Other items(4)	5,709	3,613	1,930	—	—
Income taxes (recovery) expenses(2)	15,570	(8,365)	(1,208)	63,209	57,462

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(restated)(1)	(restated)(1)	(restated)(1)	(restated) (1)
	(dollars in thousands)
Non-controlling interest in a subsidiary	188	49	100	102	86
Impairment of goodwill(5)	2,274,627	—	—	—	—

Net income (loss)(2)(5)	$(2,297,234)	$42,040	$105,317	$104,502	$176,544

	2002	2003	2004	2005	2006
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
Balance Sheet Data (at period end):
Cash and cash equivalents	$47,398	$29,724	$32,411	$26,699	—
Total assets(2)	4,280,091	4,212,386	4,162,179	4,225,866	4,222,810
Long-term debt, excluding QMI subordinated loans(6)(7)(8)	1,119,625	962,515	985,282	943,835	983,791
QMI subordinated loans(7)	—	150,000	150,000	150,000	—
Common Shares(6)	344,213	572,448	388,593	342,940	345,727
Shareholder’s equity(6)	1,996,442	2,599,150	2,443,968	2,285,390	2,448,713

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(restated)(1)	(restated)(1)	(restated) (1)	(restated)(1)
	(dollars in thousands, except ratio)
Other Financial Data:
Operating income (unaudited)(2)(9)	$265,441	$295,263	$362,210	$411,785	$509,030
Operating income margin (unaudited)(2)(9)	31.5%	34.2%	38.2%	37.9%	38.8%
Cash flows from operating activities	238,578	221,284	327,854	385,377	437,841
Cash flows used in investing activities	(109,693)	(291,703)	(109,514)	(273,149)	(262,323)
Cash flows from (used in) financing activities	(159,741)	52,745	(215,652)	(117,940)	(220,687)
Capital expenditures(10)	112,304	108,117	144,453	219,865	302,629
Ratio of earnings to fixed charges(17)	—	1.3x	3.0x	4.1x	3.8x

(1)	On January 1, 2006, a company under common control, Videotron Telecom Ltd., merged with the Company. On July 1, 2006, the Company also merged with its parent, 9101-0827 Québec inc. Those transactions have been accounted for using the continuity of interest method, and the results of operations and financial position of Videotron Telecom Ltd. and 9101-0827 Québec inc. have been included in these consolidated financial statements as if the three companies had always been combined. Comparative figures have been restated from statements previously presented.

(2)	During the fourth quarter ended December 31, 2003, we revised our accounting policies in accordance with Canadian Institute of Chartered Accountants Handbook Section 1100, Generally Accepted Accounting Principles. This new accounting policy requires, among other things, that we expense, as they are incurred, the costs related to equipment subsidies granted to our customers, as well as customer reconnection costs. This change in our accounting policies has been applied retroactively, and the amounts presented for the prior periods have been restated for this change. Because this new accounting policy with respect to equipment subsidies and customer reconnection costs is consistent with the applicable existing accounting policy under U.S. GAAP, the retroactive application of this change has not affected the amounts presented for prior periods under U.S. GAAP.

(3)	In the first quarter of 2004, our wholly-owned subsidiary, Vidéotron (1998) ltée, entered into a back-to-back transaction with Quebecor Media. With respect to this back-to-back transaction, we made cash interest payments of $108.5 million to Quebecor Media in the year ended December 31, 2004, but we received $111.1 million in dividends from Quebecor Media in that same year. See “Item 5. Operating and Financial Review and Prospects — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.

(4)	In 2002, in connection with the renegotiation of two of our collective bargaining agreements, we put in place a second restructuring initiative resulting in a reduction of 300 employees, and other items consisted primarily of severance costs relating to this restructuring. Because the final severance costs relating to this restructuring were lower than estimated, the difference between the final severance costs and the estimated severance costs was reversed in 2003 and increased our net income in 2003 by approximately $2.5 million.

(5)	Effective January 1, 2002, we implemented Canadian Institute of Chartered Accountants Handbook Section 3062, Goodwill and Other Intangible Assets and its US equivalent, FAS 142. The new standards require that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually. At January 1, 2002, we had unamortized goodwill in the amount of $432.3 million under Canadian GAAP and $4,666.9 million under U.S. GAAP, which is no longer being amortized.

(6)	Long-term debt, excluding QMI subordinated loans, does not include the retractable preferred shares held by Quebecor Media. The retraction price of the retractable preferred shares was $332.5 million as of December 31, 2002. During the year ended December 31,

2003, $332.5 million of the retractable preferred shares were converted into our common shares. The excess of the retraction price of the preferred shares over the stated capital converted into common shares was credited to our contributed surplus account in an amount of $301.2 million. The outstanding $2.0 million of retractable preferred shares as of December 31, 2003 was redeemed for an amount of $3.7 million in 2004. The excess of the consideration paid over the preferred shares was charged to deficit in an amount of $1.7 million. No retractable preferred share was outstanding as at December 31, 2005 and December 31, 2006.

(7)	The term “QMI subordinated loans” refers to the $150.0 million subordinated loan due 2015 we entered into in favor of Quebecor Media and the $1.1 billion subordinated loan due 2019 our subsidiary Vidéotron (1998) ltée, which was a guarantor of our notes, entered into on January 16, 2004 in favor of Quebecor Media. Interest on the $150.0 million subordinated loan throughout its term is payable in cash at our option. The QMI subordinated loans have been excluded from long-term debt because under the terms of our notes, all payments on the $150.0 million subordinated loan are restricted payments treated in the same manner as dividends on our common shares, and the proceeds of our $1.1 billion subordinated loan has been invested in retractable preferred shares of Quebecor Media as part of a back-to-back transaction to reduce our income tax obligations. On December 16, 2004, Quebecor Media redeemed its $1.1 billion of retractable preferred shares, and we used the proceeds to repay our $1.1 billion subordinated loan. On January 17, 2006, we reimbursed the $150.0 million subordinated loan due 2015 and all interest owed at that date for a total consideration of $168.0 million. The QMI subordinated loans are reflected as long-term debt on our consolidated balance sheet. See Item 5. Operating and Financial Review and Prospects — Operating Results — Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.

(8)	We believe that long-term debt, excluding QMI subordinated loans, is a meaningful measure of the amount of indebtedness we have from the perspective of a holder of the notes because the QMI subordinated loans are subordinated in right of payment to the prior payment in full of senior indebtedness, including the notes; all payments on the $150.0 million subordinated loan are restricted payments, under the terms of the notes, treated in the same manner as dividends on our common shares; and the proceeds of our $1.1 billion subordinated loan were invested in retractable preferred shares of Quebecor Media as part of a back-to-back transaction to reduce our income tax obligations. This back-to-back transaction was unwound on December 16, 2004. Consequently, we use long-term debt, excluding QMI subordinated loans, in this annual report. Long-term debt, excluding QMI subordinated loans, is not intended to be a measure that should be regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with U.S. GAAP or Canadian GAAP. Long-term debt, excluding QMI subordinated loans, is calculated from and reconciled to long-term debt as follows:

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(unaudited; dollars in millions)
AMOUNTS UNDER CANADIAN GAAP
Long-term debt	$1,119.6	$1,111.2	$1,140.0	$1,121.7	$1,021.2
QMI subordinated loans	—	(150.0)	(150.0)	(150.0)	—
Long-term debt, excluding QMI subordinated loans, as defined	$1,119.6	$961.2	$990.0	$971.7	$1,021.2

AMOUNTS UNDER U.S. GAAP
Long-term debt	$1,119.6	$1,112.5	$1135.2	$1,093.8	$983.8
QMI subordinated loans	—	(150.0)	(150.0)	(150.0)	—
Long-term debt, excluding QMI subordinated loans, as defined	$1,119.6	$962.5	$985.2	$943.8	$983.8

(9)	We use the supplemental financial measure operating income to assess our operating results and financial performance. Operating income and ratios based on this measure are not required by or recognized under Canadian GAAP or U.S. GAAP. We define operating income, as reconciled to net income under Canadian GAAP, as net income before depreciation and amortization, financial expenses, dividend income from parent company, other items (consisting of restructuring charges), income taxes and non-controlling interest in a subsidiary. Operating income margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and U.S. GAAP. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community to analyze and compare companies. You should note our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure. Our operating income is calculated from and reconciled to net income (loss) as follows:

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(restated)	(restated)	(restated)	(restated)
	(dollars in millions)
AMOUNTS UNDER CANADIAN GAAP
Net (loss) income(1)(2)(5)	$(29.9)	$46.3	$111.7	$102.7	$183.7
Depreciation and amortization(2)	155.8	159.0	163.9	166.3	185.1
Financial expenses(3)	96.7	91.5	203.9	74.7	79.6
Dividend income from parent company(3)	—	—	(111.0)	—	—
Other items(4)	30.1	1.1	1.9	—	—
Income taxes (recovery) expense (2)	13.5	(5.8)	(6.7)	69.8	64.2
Non-controlling interest in a subsidiary	0.2	0.1	0.1	0.1	0.1

Operating income as defined	$266.4	$292.3	$363.8	$413.6	$512.7

AMOUNTS UNDER U.S. GAAP
Net income (loss)(1)(2)(5)	$(2,297.2)	$42.0	$105.3	$104.5	$176.5
Depreciation and amortization(2)	173.2	168.6	175.7	177.4	196.3
Financial expenses(3)	93.4	89.4	191.4	66.6	78.6
Dividend income from parent company(3)	—	—	(111.0)	—	—
Other items(4)	5.7	3.6	1.9	—	—
Income taxes(2)	15.6	(8.4)	(1.2)	63.2	57.5
Non-controlling interest in a subsidiary	0.2	0.1	0.1	0.1	0.1
Goodwill amortization(5)	2,274.6	—	—	—	—

Operating income as defined	$265.5	$295.3	$362.2	$411.8	$509.0

(10)	Capital expenditures are comprised of acquisition of fixed assets.

(11)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(12)	“Basic cable customers” are customers who receive basic cable television service, including analog and digital customers.

(13)	The numbers of basic customers for the years 2002 and 2003 were restated in order to permit such numbers to be compared to the numbers of basic customers for the years 2004 to 2006, inclusive.

(14)	Represents customers as a percentage of total homes passed.

(15)	Represents customers as a percentage of basic customers.

(16)	Average monthly revenue per user, or ARPU, is an industry metric that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement that is required by or recognized under Canadian GAAP or U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate ARPU by dividing our combined cable television, Internet access and cable telephony revenues by the average number of our basic cable customers during the applicable period, and then dividing that result by the number of months in the applicable period.

(17)	For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of net (loss) income plus non-controlling interest in a subsidiary, income taxes, fixed charges, amortized capitalized interest, less interest capitalized, and (ii) fixed charges consist of interest expensed and capitalized, excluding interest on QMI subordinated loans, plus amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interest within rental expense. For the year ended December 31, 2002, earnings, as calculated under both Canadian and U.S. GAAP, were inadequate to cover our fixed charges, and the coverage deficiency was respectively $15.5 million and $1,980.0 million.
CAPITALIZATION AND INDEBTEDNESS
     Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS
     Not applicable.
RISK FACTORS
     This section describes some of the risks that could affect our business, financial condition and results of operations as well as the market value of our 6 7/8% Senior Notes due January 15, 2014 and our 6 3/8 Senior Notes due December 15, 2015, which we refer to as our “Senior Notes”. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in “Forward-Looking Statements” at the beginning of this document.
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
     We operate in highly competitive industries. In our cable operations, we compete against direct broadcast satellite providers, or DBS (which is also called DTH in Canada, for “direct-to-home” satellite), multi-channel multipoint distribution systems, or MDS, satellite master antenna television systems and over-the-air television broadcasters. In addition, we compete against incumbent local exchange carriers, or ILECs, which have secured licenses to launch video distribution services using video digital subscriber line, or VDSL, technology. The Canadian Radio-television and Telecommunications Commission, or the CRTC, has approved a regional license for the main ILEC in our market to provide terrestrial broadcasting distribution in Montréal and several other communities in Québec. The same ILEC has also been authorized in October 2005 to acquire a cable network in our main service area which currently serves approximately 15,000 customers. We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy) as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include the video stores industry (rental & sale) and other alternative entertainment media. The Internet as well as distribution on mobile devices may become competitive means in the broadcast distribution market but it does not have any impact on our broadcast distribution business at this time.
     In our Internet access business, we compete against other Internet service providers, or ISPs, offering residential and commercial Internet access services. The CRTC also requires us to offer access to our high speed Internet system to our ISP competitors and several third party ISPs have access or have requested access to our network. CRTC rules also require that we allow third party ISPs to provide voice or telephony applications in addition to retail Internet access services.
     Our Voice over IP (or “VoIP”) telephony service has numerous competitors, including ILECs, competitive local exchange carriers, or CLECs, wireless telephone service operators and other providers of telephony services, and competitors that are not facilities-based and therefore have a much lower infrastructure cost. Competition from ILECs is expected to increase in 2007 and in the following years, particularly should the federal government act on proposals to lift winback restrictions on ILECs and to change the criteria for forbearance from regulation of local exchange services.
     With our new mobile wireless telephony service, we compete against a mix of corporations, some of them being active in all the products we offer, while others only offer mobile wireless telephony services in our market.
     We may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, financial condition or results of operations.
We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continuing technological evolution and development.
     The media industry is experiencing rapid and significant technological changes, which has resulted in alternative means of program and content transmission. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Furthermore, in each of our broadcasting markets, industry regulators have authorized DTH, microwave services and VDSL services and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies, such as digital television over Internet Protocol connections (IPTV), or we may be required to acquire, develop or integrate new technologies ourselves. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited and could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, financial condition or results of operations.
We are regularly required to make capital expenditures to remain technologically and economically competitive. We may not be able to obtain additional capital to continue the development of our business.
     Our cable business has required substantial capital for the upgrade, expansion and maintenance of our network and the launch and expansion of new or additional services and we expect we will in the future need to make additional capital expenditures to maintain and expand services such as Internet access, high definition television, or HDTV, and new telephony services. We may not be able to obtain the funds necessary to finance our capital improvement program or any additional capital requirements through internally generated funds, additional borrowings or other sources. If we are unable to obtain these funds, we would not be able to implement our business strategy and our business, financial condition or results of operations could be materially adversely affected. Even if we are able to obtain appropriate funding, the period of time required to upgrade our network could have a material adverse effect on our ability to successfully compete in the future.
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
     In addition, our ability to attract and retain cable customers depends, to a certain extent, upon our capacity to offer quality content and a variety of programming choices and packages. If the number of specialty channels being offered decreases significantly or if the content offered on such channels does not receive audience acceptance, it may have a significant negative impact on revenues from our cable operations.
We provide our digital television, Internet access and telephony services through a single clustered network, which may be more vulnerable to widespread disruption.
     We provide our digital television, Internet access and telephony services through a primary headend and our analog television services through eight additional regional headends in our single clustered network. This characteristic means that a failure in our primary headend could prevent us from delivering some of our products and services throughout our network until we have resolved the failure, which may result in significant customer dissatisfaction. To reduce our risk, we completed the construction of a back-up primary headend.
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
We are dependent upon our information technology systems and those of certain third-parties and the inability to enhance our systems or a security breach or disaster could have an adverse impact on our financial results and operations.
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

We may be adversely affected by strikes and other labour protests.
     As of December 31, 2006, approximately 2,413 employees or 60% of our employees are unionized, and the terms of their employment are governed by one of our five regional collective bargaining agreements. Our two most important collective bargaining agreements, covering our unionized employees in the Montréal and Quebec City regions, have terms extending to December 31, 2009. We also have two collective bargaining agreements that cover our unionized employees in the Chicoutimi and Hull regions, with terms running through January 31, 2010 and August 31, 2011, respectively, and one other collective bargaining agreement for the employees of our SETTE inc. subsidiary, scheduled to expire on December 31, 2007.
     We have in the past experienced labour disputes, which have disrupted our operations, resulted in damage to our network or our equipment and impaired our growth and operating results. We cannot predict the outcome of any future negotiations relating to union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and/or service interruption, which could adversely affect our business, assets, financial position and results of operations. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and operating results.
We depend on key personnel.
     Our success depends to a large extent upon the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, retain and train such employees could have a material adverse effect on our business, financial condition or operating results. In addition, to manage growth effectively, we must maintain a high level of content quality, efficiency and performance and must continue to enhance our operational, financial and management systems, and attract, train, motivate and manage our employees. If we are not successful in these efforts, it may have a material adverse effect on our business, results of operations and financial condition.
Our substantial indebtedness and significant interest payment requirements could adversely affect our financial condition and prevent us from fulfilling our obligations.
     We have a substantial amount of debt and significant interest payment requirements. As of December 31, 2006, we had $1,021.2 million of long-term debt. At that date, drawings under our $450 million secured credit facility amounted to $49.0 million. Our substantial indebtedness could have significant consequences, including the following:
•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to making interest and principal payments on our indebtedness, reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt or greater financial resources; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds on commercially reasonable terms, if at all.
     Although we are leveraged, our credit agreement and the indentures governing our outstanding debt permit us to incur additional indebtedness in the future. As of December 31, 2006, we had $401.0 million available for additional borrowings under our secured credit facility. If we incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt, see Note 13 to our audited consolidated financial statements for the year ended December 31, 2006 included under “Item 17. Financial Statements” of this annual report.

Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.
     The terms of our credit facilities and each indenture governing our notes contain a number of operating and financial covenants restricting our ability to, among other things:
•	incur additional debt, including guarantees by our restricted subsidiaries;

•	pay dividends and make other restricted payments;

•	create or permit certain liens;

•	use the proceeds from sales of assets and subsidiary stock;

•	create or permit restrictions on the ability of our restricted subsidiaries, if any, to pay dividends or make other distributions;

•	engage in certain transactions with affiliates;

•	enter into sale and leaseback transactions; and

•	enter into mergers, consolidations and transfers of all or substantially all of our assets.
     Our failure to comply with these covenants could result in an event of default which could, if not cured or waived, result in an acceleration of our debt and cause cross-defaults under our other debt. This could require us to repay or repurchase debt prior to the date it would otherwise be due, which could adversely affect our financial condition. In addition, if we incur additional debt in the future, we may be subject to additional covenants, which may be more restrictive than those that we are subject to now. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.
We need a significant amount of cash to service our debt. Our ability to generate cash depends on many factors beyond our control.
     Our ability to meet our debt service requirements, including those with respect to our 6 3/8% Senior Notes due December 15, 2015 and our 6 7/8% Senior Notes due January 15, 2014, which are collectively referred to in this annual report as our notes and our secured credit facility, depends on our ability to generate cash. Our ability to generate cash depends on many factors beyond our control, such as competition and general economic conditions. In addition, our ability to borrow funds in the future to make payments on our debt will depend on our satisfaction of the covenants in our credit facility and our other debt agreements, including the indenture governing our 6 3/8% Senior Notes due December 15, 2015 and the indenture governing our 6 7/8% Senior Notes due January 15, 2014 and other agreements that we may enter into in the future. We cannot assure you that we will generate sufficient cash flow from operations or that future distributions will be available to us in amounts sufficient to satisfy our obligations under our indebtedness, including the notes, or to fund our other liquidity needs.
We depend, to a certain extent, on our subsidiaries for cash needed to service our debt obligations.
     For the year ended December 31, 2006, our subsidiaries generated approximately 18.8% of our revenues (before inter-company eliminations) and held approximately 22.6% of our consolidated total assets. Our cash flow and ability to service our debt obligations, including our outstanding notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by these entities to us. The ability of these entities to pay dividends or make other loans, advances or payments to us will depend upon their operating results and will be subject to applicable laws. Our subsidiaries are not obligated to make funds available to us. Some of our subsidiaries may, in the future, become subject to loan agreements and indentures that restrict sales of assets and prohibit or significantly restrict the payment of dividends or the making of distributions, loans or advances to shareholders and partners. Each of the indentures governing our outstanding notes permits our subsidiaries to incur debt with similar prohibitions and restrictions.

     The ability of our subsidiaries to generate sufficient cash flow from operations to allow us to make scheduled payments on our debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our or their control. We cannot assure you that the cash flow and earnings of our operating subsidiaries and the amount that they are able to distribute to us as dividends or otherwise will be sufficient for us to satisfy our debt obligations. If we are unable to satisfy our obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any such alternative refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, could have a material adverse effect on our business, financial condition and results of operations.
We may not be able to finance an offer to purchase our Senior Notes following a change of control as required by each of the indentures governing our Senior Notes because we may not have sufficient funds at the time of the change of control or our credit facilities may not allow the repurchases.
     If we experience a change of control (as defined under each of the indentures governing our Senior Notes), we may be required to make an offer to purchase all of our notes prior to maturity. We cannot assure you that we will have sufficient funds or be able to arrange additional financing at the time of the change of control to make the required repurchase of the notes.
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
We may be adversely affected by fluctuations of exchange rates.
     Most of our revenues and expenses are received or denominated in Canadian dollars. However, certain capital expenditures, like the purchase of set-top boxes and cable modems, are paid in U.S. dollars. Also, a large portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon is payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign exchange gains or losses. In the past, we have entered into transactions to hedge the exchange rate risk with respect to our U.S. dollar-denominated debt, but fluctuations of the exchange rate for the debt obligations that are not hedged could affect our ability to make payments in respect of such debt obligations. In addition, hedging transactions may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions. In addition, certain cross-currency interest rate swaps that we have entered into include an option that allows each party to unwind the transaction on a specific date at the then-fair value. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
We are subject to extensive government regulation. Changes in government regulation could adversely affect our business, financial condition or results of operations.
     Broadcasting operations in Canada are subject to extensive government regulation. Regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. In addition, there are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses in Canada. See “Item 4. Information on the Company — Business Overview — Regulation”.

     Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) and the Telecommunications Act (Canada) and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the Federal Cabinet. We are also subject to technical requirements and performance standards under the Radiocommunication Act (Canada) administered by Industry Canada. Furthermore, a bill is being studied by Parliament which would permit the Competition Bureau, under the Competition Act (Canada), to fine, up to 15 million dollars, telecommunications companies that do not comply with such Act. We do not know at this moment if the bill will become law.
     The introduction of competition in the broadcast distribution field could have a material adverse effect on this segment of our business. Diversification of broadcast distribution to include two-way and interactive broadcast and telecommunications services has been undertaken prior to the introduction of competition in order to develop new markets.
     At the present time, the CRTC, through an exemption order, does not regulate the content of the Internet or interactive television and does not regulate broadcast distribution via the Internet. However, the CRTC has a policy of reviewing any of its exemption orders every five to seven years.
     Changes to the regulations and policies governing broadcast television, specialty program services and program distribution through cable or alternate means, the introduction of new regulations, policies or terms of license or change in the treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition or results of operations. For example, the Supreme Court of Canada decided in April 2002 that the Radiocommunication Act (Canada) covers and prohibits both the “black market” reception of satellite television signals (i.e., the unauthorized decoding of Canadian and foreign encrypted satellite signals) and the “grey market” reception of satellite television signals (i.e., the reception of foreign signals through subscriptions in Canada paid to foreign satellite television providers), but expressly did not rule on the question of the constitutionality of the legislative prohibition against grey market reception. On October 28, 2004, a Québec court of first instance held that the provisions of the Radiocommunication Act (Canada), which prohibited grey market reception of satellite signals, violated the principle of freedom of expression guaranteed by the Canadian Charter of Rights and Freedoms and were therefore invalid. The Québec court suspended its declaration of invalidity for a one-year period starting on the date of the judgment. The Government of Canada filed an appeal of the decision in order to attempt to render the prohibition of grey market reception valid under the Canadian Charter of Rights and Freedoms. On March 31, 2005, the Québec Superior Court overturned the earlier ruling of unconstitutionality on the basis that the first instance judge erred in ruling on the constitutionality of the prohibition against grey market reception in that case as it involved black market reception. The Québec Court of Appeal has recently granted leave to appeal on the constitutional issue.
     On May 12, 2005, the CRTC established a framework for regulating voice communications services using Internet Protocol. On November 9, 2006, in response to a petition filed by Bell Canada and other ILECs, the Governor in Council issued an order varying this framework. Under the framework, as varied, the CRTC regulates only local access-dependent VoIP services (meaning VoIP services providing subscribers with access to and/or from the Public Switched Telephone Network along with the ability to make and/or receive calls that originate and terminate within an exchange or local calling area as defined in the ILECs’ tariffs, and for which the underlying access network and retail VoIP service are both provided by the same provider) and does so by applying the regulatory framework governing competition for local exchanges services to local access-dependent VoIP services. As a result, local access-dependent VoIP services provided in-territory by ILECs are subject to economic regulation and prior tariff approval, as well as other provisions restricting bundling, contacts with former customers (winback rules) and promotions, whereas local access-dependent VoIP services provided by competitors of the ILECs (such as us) are not. Local access-independent VoIP services (for which the underlying access network and retail VoIP service may be provided by distinct providers) are not subject to economic regulation, prior tariff approval, or the other restrictions just mentioned, regardless of whether they are provided by ILECs or the competitors of ILECs. The CRTC also ruled that cable operators, such as us, are required to fulfill certain social obligations imposed on CLECs when providing local VoIP services, and must also remove any restrictions that would prevent third-party Internet service providers from offering VoIP services over Internet access facilities leased from the cable operators on a wholesale basis.
     On April 6, 2006, the CRTC issued its framework for the forbearance from regulation of local telephone services offered by the ILECs. Most notably, the CRTC determined that (i) residential local exchange services and business local exchange services are in different relevant markets; (ii) the relevant geographic market for local forbearance analysis is the census metropolitan area (for urban markets) and the sub-provincial economic region (for rural markets); and (iii) the incumbent carrier must suffer a 25% market share loss in the relevant market, in addition to satisfying a range of criteria related to the availability and quality of provision of services to competitors, before forbearance can be sought in any given market. The CRTC also reduced the residential “no contact” period under the local ILEC winback restrictions from 12 months to 3 months, and indicated it is predisposed to favourably consider applications for complete removal of these restrictions in a given market once the ILEC has suffered a 20% market share loss. Bell Canada and other ILECs subsequently filed a petition with the Federal Cabinet requesting Cabinet to refer the decision back to the CRTC for reconsideration. Within one year of the CRTC’s decision, Cabinet has the authority, if the petition is successful, to vary or rescind the decision or refer it back to the CRTC for reconsideration. On December 16, 2006, the Governor in Council issued a proposed order varying the decision by (i) removing immediately upon the issuance of the order the CRTC’s existing restrictions on local telephone winback and promotional activities; (ii) amending the relevant geographic market for local forbearance to be either a local interconnection region (as defined by the CRTC) or a local telephone exchange; (iii) amending the CRTC’s local forbearance criteria, most notably by replacing the market share loss test by a competitor presence test and by reducing the number of competitor quality of service measures that must be satisfied; and (iv) requiring the CRTC to process local forbearance applications for the ten largest urban markets in Canada within 120 days. Parties were provided 30 days within which to comment on the proposed order. A final order is expected to be issued to April 6, 2007. The order could have a material impact on our business ability to compete with the ILECs in the local telephony market.
     For a more complete description of the regulatory environment affecting our business, see “Item 4. Information on the Company — Business Overview — Regulation”.
The CRTC may not renew our existing distribution licenses or grant us new licenses on acceptable terms, or at all.
     Our CRTC distribution licenses must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval.
     While CRTC regulations and policies do not require CRTC approval before a broadcaster purchases an unregulated media entity, such as a newspaper, the CRTC may consider the issue of our cross-media ownership at license renewal proceedings, and may also consider the issue in deciding whether to grant new licenses to us. The CRTC further has the power to prevent or address the emergence of undue competitive advantage on behalf of one licensee where it is found to exist.
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
     The four largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party Internet service providers with access to their cable systems at mandated wholesale rates. The CRTC has approved cost-based rates for our third-party Internet access service and has resolved most, if not all, of the technical issues that had previously delayed third party interconnection. Most recently, on December 21, 2006, the CRTC approved new wholesale rates for three of our retail Internet service speeds, and directed us to file a proposed rate for a fourth speed. This proposed rate will be filed shortly. The CRTC further directed us to file, at the same time we offer any new retail Internet service speed in the future, proposed revisions to our TPIA tariff to include this new speed offering. Several third-party Internet service providers are now interconnected to our cable network and so providing retail Internet access services to the general public.

     As Videotron now provides third-party access to the underlying telecommunications facilities used to provide Internet service, we no longer have any obligations to allow third-party retail Internet service providers to purchase for the purpose of resale our retail cable Internet services at a discount of 25% off the lowest retail Internet service rate charged by us to our cable customers during a one-month period.
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
     On November 9, 2006, the CRTC initiated a proceeding to review the regulatory framework for wholesale services. A decision in this proceeding is expected in summer 2008, and could have a significant impact on Videotron’s obligations in relation to the provision of third party Internet services.
We may have to support increasing costs in securing access to support structures needed for our network.
     We require access to the support structures of hydro-electric and telephone utilities and to municipal rights of way to deploy our cable network. Where access cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada).
     In July 2006, we secured our access to support structures of the largest hydro-electric company operating in Québec (Hydro-Québec) by ratifying a Pole Agreement which will be ending in December 2010. Negotiations with the remaining small hydro-electric companies are currently going on and will probably come to similar arrangements during 2007.
We are subject to environmental laws and regulations.
     We are subject to a variety of environmental laws and regulations. Certain of our operations are subject to federal, provincial, state and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharges, handling and disposal of hazardous materials, wastes, recycling, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations. Failure to comply with present or future laws or regulations could result in substantial liability to us. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We are not currently planning any material study or remedial measure, and none has been required by regulatory authorities. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known by us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.
If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our ability to operate our business, our financial results and investors’ view of us.
     Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is an effort that needs to be re-evaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with the application of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting for the fiscal year beginning in January 2007. Beginning in 2008, our independent auditors will be required to provide an auditor’s report on internal controls over financial reporting. We may, during testing, identify material weaknesses or significant deficiencies in our internal controls over financial reporting requiring remediation, or areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or subject to material weaknesses or significant deficiencies, or that we are unable to produce accurate financial statements may adversely affect the price of our outstanding notes.
There is no public market for our Senior Notes.
     There is currently no established trading market for our issued and outstanding notes and we do not intend to apply for listing of any of our notes on any securities exchange or on any automated dealer quotation system. No assurance can be given as to the prices or liquidity of, or trading markets for, any series of our notes. The liquidity of any market for our notes will depend upon the number of holders of the notes, the interest of securities dealers in making a market in the notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions, our financial condition and performance, and our prospects. The absence of an active market for our notes could adversely affect the market price and liquidity of our notes.
     In addition, the market for non-investment grade debt has historically been subject to disruptions that caused volatility in prices. It is possible that the market for the notes will be subject to disruptions. Any such disruptions may have a negative effect on your ability to sell our notes regardless of our prospects and financial performance.
Non-U.S. holders of our Senior Notes are subject to restrictions on the resale and transfer of our notes.
     Although we registered our notes under the Securities Act, we did not, and we do not intend to, qualify our notes by prospectus in Canada, and, accordingly, the notes remain subject to restrictions on resale and transfer in Canada. In addition, non-U.S. holders remain subject to restrictions imposed by the jurisdiction in which the holder is resident.
Canadian bankruptcy and insolvency laws may impair the trustees’ ability to enforce remedies under our Senior Notes.
     The rights of the trustees who represent the holders of our Senior Notes to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place.
     The powers of the court under the Bankruptcy and Insolvency Act (Canada), and particularly under the Companies’ Creditors Arrangement Act (Canada), have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under our outstanding notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustee could exercise its rights under the indenture governing our outstanding notes or whether and to what extent holders of the notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the respective trustees.
Applicable statutes allow courts, under specific circumstances, to void the guarantees of the notes provided by certain of our subsidiaries.
     Our creditors or the creditors of one or more guarantors of the notes could challenge the guarantees as fraudulent transfers, conveyances or preferences or on other grounds under applicable U.S. federal or state law or applicable Canadian federal or provincial law. While the relevant laws vary from one jurisdiction to another, the entering into of the guarantees by certain of our subsidiaries could be found to be a fraudulent transfer, conveyance or preference or otherwise void if a court was to determine that:
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
U.S. investors in our Senior Notes may have difficulties enforcing civil liabilities.
     We are governed by the laws of the Province of Québec. Moreover, substantially all of our directors, controlling persons and officers are residents of Canada or other jurisdictions outside of the United States and a substantial portion of our assets and their assets are located outside of the United States. As a result, it may be difficult for holders of our outstanding notes to effect service of process upon us or such persons within the United States or to enforce against us or them in the United States, judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal or state securities law against us and our directors, controlling persons and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts.
We are controlled by Quebecor Media.
     All of our issued and outstanding common shares are held by Quebecor Media. As a result, Quebecor Media controls our policies and operations. The interests of Quebecor Media, as our sole common share holder, may conflict with the interests of the holders of our outstanding notes. In addition, actions taken by Quebecor Media, as well as its financial condition, matters over which we have no control, may affect us.
     Also, Quebecor Media is a holding company with no significant assets other than its equity interests in its subsidiaries. Its principal source of cash needed to pay its own obligations is the cash that its subsidiaries generate from their operations and borrowings. We currently expect to make distributions to our shareholder in the future, subject to the terms of our indebtedness and applicable law. See “Item 8. Financial Information — Dividend Policy” elsewhere in this annual report.

ITEM 4 -INFORMATION ON THE COMPANY
HISTORY AND DEVELOPMENT OF THE COMPANY
     Our name is Videotron Ltd. We were founded on September 1, 1989 as part of the amalgamation of our two predecessor companies, namely Videotron Ltd. and Télé-Câble St-Damien inc., under Part IA of the Companies Act (Québec). In October 2000, our parent company, Le Groupe Vidéotron ltée, was acquired by Quebecor Media for $5.3 billion. At the time of this acquisition, the assets of Le Groupe Vidéotron ltée included all of our shares. In December 2002, Le Groupe Vidéotron ltée was liquidated into its sole shareholder, Quebecor Media. On January 1, 2006, Videotron Telecom was merged with and into us, pursuant to an amalgamation under Part IA of the Companies Act (Québec). On July 1, 2006, we also merged with our parent company, 9101-0827 Québec inc., pursuant to an amalgamation under Part 1A of the Companies Act (Québec).
     Our registered office is located at 612 St. Jacques Street, Montréal, Québec, Canada H3C 4M8, and our telephone number is (514) 281-1232. Our corporate website may be accessed through the URL http://www.videotron.com. The information found on our corporate website is, however, not part of this annual report. Our agent for service of process in the United States with respect to our notes is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.
     On February 8, 2002, we sold our cable inside wire in multi-dwelling units to Câblage QMI Inc., a wholly-owned subsidiary of Quebecor Media, for proceeds of approximately $19.5 million paid in preferred shares of Câblage QMI Inc., $6.8 million of which have been redeemed. On December 23, 2003, we purchased back the cable inside wiring assets initially transferred to Câblage QMI Inc. for an amount of $16.1 million. As consideration, we issued to Quebecor Media one Series F Preferred Share, which is retractable at the option of the holder, with a stated capital of $2.0 million and a promissory note of $8.8 million, and we paid $5.3 million in cash to Quebecor Media.
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
     On March 28, 2003, our parent company, Quebecor Media, converted one of its Series E Preferred Shares into 750,000 common shares at a stated capital of $26.8 million. Furthermore, on May 4, 2003, Quebecor Media converted its sole remaining Series E Preferred Share into 70,000 common shares at a stated capital of $4.5 million. The excess of the preferred share retraction value over the stated capital converted into common shares, amounting to $301.2 million, has been credited to our contributed surplus.
     On October 7, 2003, our parent company, Quebecor Media, transferred its wholly-owned subsidiaries Le SuperClub Vidéotron and Vidéotron TVN to us for an agreed value of $141.9 million. As consideration, we issued to Quebecor Media an additional 354,813 of our common shares. This transaction was between entities under common control and was accounted for by the continuity-of-interests method. The transfer was recorded at the carrying value of the subsidiaries’ net assets at the moment of the transfer, and the corresponding figures in our consolidated financial statements for periods before the transfer include those of Le SuperClub Vidéotron and Vidéotron TVN.
     On July 9, 2004, we acquired, through our wholly-owned subsidiary Le SuperClub Vidéotron, the assets of Jumbo Entertainment Inc. for a total cash consideration of $7.2 million.
     Vidéotron TVN inc. was liquidated into Videotron on January 1, 2005, and Vidéotron (1998) ltée was liquidated into Videotron on December 31, 2004. These transactions had no impact on our consolidated financial statements.

     On January 1, 2006, Vidéotron (Régional) ltée was merged with and into CF Cable TV Inc. This transaction has no impact on our consolidated financial statements.
     On January 1, 2006, Videotron Telecom, which was a wholly-owned indirect subsidiary of Quebecor Media, was merged with and into us. On July 1, 2006, we also merged with our parent, 9101-0827 Québec inc. Both transactions have been accounted for using the continuity of interest method and, accordingly, the previous periods have been restated to include the results of operations and the financial position of the companies as if they had always been combined.
     For a description, including the amount invested, of our principal capital expenditures since January 1, 2004, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Uses of Liquidity and Capital Resources— Capital Expenditures”.
BUSINESS OVERVIEW
Overview
     We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of telephony services in the Province of Québec. We offer pay television, Internet access, business and residential cable telephony and mobile wireless telephony services. Our cable network covers over 80% of Québec’s 3 million residential and commercial premises passed by cable. Our cable licenses include licenses for the greater Montréal area, the second largest urban area in Canada. The greater Montréal area represents one of the largest contiguous clusters in Canada and is among the largest in North America as measured by the number of cable customers. This concentration provides us with improved operating efficiencies and is a key element in the development and launch of our bundled service offerings.
     As of December 31, 2006, we had approximately 1.6 million basic cable customers (which we define as customers receiving basic cable service, including analog and digital customers), representing a basic penetration rate of 64.0%. Through our extensive broadband coverage, we also offer digital television and cable Internet access services to approximately 98% of our total homes passed. We have rapidly grown our digital customer base in recent years, and at December 31, 2006, we had 623,646 digital customers, representing 39.7% of our basic customers and 25.4% of our total homes passed. We have also rapidly grown our cable Internet access customer base, and as of December 31, 2006, we had 791,966 cable Internet access customers, representing 50.4% of our basic customers and 32.2% of our total homes passed. We believe that the continued increase in the penetration rate of our digital television, cable Internet access, telephony and wireless voice and data services will result in increased average revenue per customer (ARPU).
     Our bi-directional hybrid fiber coaxial (HFC) network enabled us to launch, in January 2005, a new telephony service using VoIP technology to our residential and commercial customers. As of December 31, 2006, we had 397,860 cable telephony customers, representing 25.3% of our basic customers and 16.2% of our total homes passed. In addition, as of December 31, 2006, approximately 83.9% of all of our cable customers were in areas in which our cable telephony service was available and we currently expect that this figure will increase approximately to 99.1% by December 31, 2007.
     On August 10, 2006, we launched our mobile wireless telephony services in the Quebec City area. Since then, the service has been completely rolled out throughout the Province of Québec. As of December 31, 2006, 11,826 lines had been activated.
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

     Through Le SuperClub Vidéotron, we also operate the largest chain of video and video game rental stores in Québec and among the largest of such chains in Canada, with a total of 265 retail locations (of which 213 are franchised) and more than 1.65 million video club rental members. Le SuperClub Vidéotron’s operations include approximately 72 video and video game rental stores that we acquired in July 2004 from Jumbo Entertainment Inc., a nation-wide Canadian franchisor and operator of such stores.
     For the year ended December 31, 2006, Videotron generated revenues of $1.3 billion and operating income of $512.7 million. For the year ended December, 31, 2005, Videotron generated revenues of 1.1 billion and operating income of $413.6 million.
Strengths
     Leading Market Positions. We are the largest cable operator in Québec and the third largest in Canada. We believe that our strong market position has enabled us to more effectively launch and deploy new products and services. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the areas we serve. In addition, we operate the largest chain of video stores in Québec through our Le SuperClub Vidéotron subsidiary. We believe that our proprietary and third-party retail distribution network of over 656 stores and points of sale, including the Le SuperClub Vidéotron stores, assists us in marketing and distributing our advanced services, such as cable Internet access and digital television, on a large scale basis.
     Single, Highly Contiguous Cluster. We serve our customer base through a single HFC clustered network that covers approximately 80% of Québec’s total addressable market and five of the province’s top six urban areas. This network represents one of the largest contiguous clusters in Canada and among the largest in North America as measured by the number of cable customers. We serve all of our cable customers through one primary headend and twelve regional headends. We believe that our single cluster and network architecture provide us with the following benefits:
•	a higher quality and more reliable network;

•	reduced capital required to launch and deploy new products and services;

•	a lower cost structure through reduced maintenance and technical support costs; and

•	more rapid and effective introduction of new products and services, enhancing our ability to increase both customers and revenues.
     Differentiated, Bundled Service Offerings. Through our technologically advanced network, we offer a variety of products and services to our customers, including digital television, cable Internet access, video-on-demand and other interactive television services. In addition, in January 2005, we launched our cable telephony service progressively among our residential and commercial customers using VoIP technology and in August 2006 we launched our mobile wireless telephony services. The addition of cable telephony and mobile wireless telephony services to our suite of products and services has enabled us to be an integrated provider of video, data and voice services and provided us with attractive growth prospects from our ‘‘quadruple-play’’ bundled offerings. We believe the competitors in our market are currently unable to offer a comparable suite of products and services in an integrated bundle. Specifically, our direct broadcast satellite competitors cannot currently offer full interactivity or video-on-demand. We believe many of our product and service offerings are superior to those of our competitors. For example, our standard cable Internet access service enables our customers to download data at a higher speed than that currently offered by standard digital subscriber line, or DSL, technology. In addition, we offer the widest range of French-language programming in Canada. As approximately 80% of the Province of Québec is French speaking, we believe our ability to deliver unique French-language content provides us with a competitive advantage in our communities. We believe that offering bundled products and services has contributed to improved customer satisfaction, increased use of our services, higher average revenue per customer and better customer retention.

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
     Strong, Market-Focused Management Team. Our focused and results-oriented senior management team has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications and technology. Under the leadership of our senior management team, we have, despite intensifying competition, successfully increased sales of our digital television products and improved penetration of our cable Internet access and cable telephony products as well as launched our mobile wireless telephony services.
Broadcast Distribution Industry Overview
     Cable Television Industry Overview
     Cable television has been available in Canada for more than 50 years and is a well developed market. Competition in the cable industry was first introduced in Canada in 1997. As of August 31, 2005, the most recent date for which data is available, there were approximately 6.6 million cable television customers in Canada, representing a basic cable penetration rate of 62% of homes passed. For the twelve months ended August 31, 2005, total industry revenue was estimated to be over $4.6 billion and is expected to grow in the future because Canadian cable operators have aggressively upgraded their networks and have begun launching and deploying new products and services, such as cable Internet access, digital television services and, more recently, telephony services. The following table summarizes the most recent available annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	2001	2002	2003	2004	2005	CAGR(1)
	(Homes passed and basic cable customers in millions; dollars in billions)
Canada
Industry Revenue	$3.4	$3.7	$4.2	$4.5	$4.6	7.6%
Homes Passed(2)	9.5	9.7	10.0	10.2	10.7	3.0%
Basic Cable Customers	6.9	6.7	6.6	6.6	6.6	(0.8)%
Basic Penetration	72.0%	69.3%	65.5%	65.0%	61.9%

	Twelve Months Ended August 31,
	2002		2003		2004		2005		2006		CAGR(3)
	(Homes passed and basic cable customers in millions; US$ in billions)
United States
Industry Revenue	US$	49.4	US$	51.3	US$	57.6	US$	62.3	US$	68.2	6.7%
Homes Passed(2)		102.7		102.9		108.2		110.8		111.6	1.7%
Basic Cable Subscribers		66.5		66.0		65.7		65.3		65.3	(0.4)%
Basic Penetration		72.6%		71.6%		71.3%		68.0%		66.0%

Source of Canadian data: CRTC. Source of U.S. data: NCTA, A.C. Nielsen Media Research and Kagan Research LLC.

(1)	Compounded annual growth rate from 2001 through 2005.

(2)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(3)	Compounded annual growth rate from 2002 through 2006.
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

     A significant portion of Canada’s cable television customers are based in Québec. As of August 31, 2005, Québec was home to approximately 24% of Canada’s population and approximately 22.4% of its basic cable customers. Based on the CRTC, basic cable penetration in Québec, which was approximately 54.3% as of August 31, 2005, has traditionally been lower than in other provinces in Canada, principally due to the higher concentration of French-speaking Canadians in Québec. It is estimated that over 80% of Québec’s population is French-speaking. Contrary to the English-speaking provinces of Canada, where programming in English comes from all over North America, programming in French is available over-the-air in most of Québec’s French-speaking communities. The arrival of a variety of French-language specialty channels not available over-the-air contributed to a slight cable penetration increase in the 1990s.
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
     In recent years, digital cable has significantly expanded the range of services that may be offered to our customers. We are now offering to our digital cable customers more than 350 channels, including 165 English-language channels, 70 French-language channels, 24 HDTV channels, 10 time-shifting channels and 63 radio/music channels.
     Our strategy, in the coming years, will be to try to continue the expansion in our offering and maintain the quality of our programming. Our cable television service depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates and will be an important factor in our success to maintain the attractiveness of our services to customers.
Products and Services
     We currently offer our customers analog cable television services and programming as well as new and advanced high-bandwidth products and services such as cable Internet access, digital television, premium programming and selected interactive television services. We continue to focus on our cable Internet access, digital television and telephony services, which are increasingly desired by customers. With our advanced broadband network, we believe that we will be able to successfully increase penetration of value-added services such as video-on-demand, high-definition television, personal video recorders, as well as interactive programming and advertising.
     In January 2005, we launched a new telephony service in Québec, an initiative that leverages our customer base with what was at the time Vidéotron Telecom’s telecommunications network and expertise. We integrated Videotron Telecom’s operations within our own operations pursuant to the merger of Videotron Telecom with and into Videotron on January 1, 2006.
     On August 10, 2006, we launched our mobile wireless telephony services in the Quebec City area. Since then, the service has been completely rolled out throughout the Province of Québec. Through our strategic relationship with Rogers

Wireless Inc. (“Rogers Wireless”), the operator of Canada’s largest integrated wireless voice and data network, we offer Québec consumers a quadruple play of television, broadband Internet, cable telephony and Vidéotron branded mobile wireless telephony services. Our services include international roaming and popular options such as voicemail, call waiting, call display, call forwarding, text messaging and conference calling. We are responsible for acquiring and billing customers, as well as for providing customer support under our own brand. We operate as a Mobile Virtual Network Operator, or MVNO, utilizing wireless voice and data services provided by Rogers Wireless across its GSM/GPRS network.
     Traditional Cable Television Services
     Customers subscribing to our traditional analog “basic” and analog “extended basic” services generally receive a line-up of 45 channels of television programming, depending on the bandwidth capacity of their local cable system. Customers who pay additional amounts can also subscribe to additional channels, either individually or in packages. For any additional programming, customers must rent or buy a set-top box. We tailor our channels to satisfy the specific needs of the different customer segments we serve.
     Our analog cable television service offerings include the following:
•	Basic Service. All of our customers receive a package of basic programming, consisting of local broadcast television stations, the four U.S. commercial networks and PBS, selected Canadian specialty programming services, and local and regional community programming. Our basic service customers generally receive 27 channels on basic cable.

•	Extended Basic Service. This expanded programming level of services, which is generally comprised of approximately 18 channels, includes a package of French- and English-language specialty television programming and U.S. cable channels in addition to the basic service channel line-up described above. Branded as “Telemax”, this service was introduced in almost all of our markets largely to satisfy customer demand for greater flexibility and choice.
     Advanced Products and Services
     Cable’s high bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customer base have presented us with significant opportunities to expand our sources of revenue. In most of our systems, we currently offer a variety of advanced products and services, including cable Internet access, digital television, cable telephony and selected interactive services. We intend to continue to develop and deploy additional services to further broaden our service offering.
•	Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our residential customers primarily via cable modems attached to personal computers. We provide this service at speeds of up to 360 times the speed of a conventional telephone modem. As of December 31, 2006, we had 791,966 cable Internet access customers, representing 50.4% of our basic customers and 32.2% of our total homes passed. In addition, as of December 31, 2006, we had 13,426 dial-up Internet access customers. Based on internal estimates, we are the largest provider of cable Internet access services in the areas we serve with an estimated market share of 53.7% as of December 31, 2006.

•	Digital Television. As part of our network modernization program, we have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital-capable set-top box in the customer’s home. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. We launched our digital television service in March 1999 with the introduction of digital video compression terminals in the greater Montréal area. Since introducing our digital television service in the greater Montréal area, we have also introduced the service in other major markets. In September 2001, we launched a new digital service offering under the illico™

brand. In addition to providing high quality sound and image quality, illico™ offers our customers significant programming flexibility. Our basic digital package includes 25 television channels, 45 audio services providing CD-quality music, 18 AM/FM radio channels, an interactive programming guide as well as television-based e-mail capability. Our extended digital basic television service, branded as “à la carte” (i.e. individual channel selection), offers customers the ability to select more than 200 additional channels of their choice, including U.S. super-stations and other special entertainment programs, allowing them to customize their choices. This service also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on an à la carte basis at a specified cost per channel per month. As part of our digital service offering, customers can also purchase near-video-on-demand services on a per-event basis. As of December 31, 2006, we had 623,646 customers for our digital television service, representing 39.7% of our basic customers and 25.4% of our total homes passed. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service. We believe that the sale of equipment to customers improves customer retention, and, as of December 31, 2006, approximately 94% of our digital television customers had purchased and 6% were leasing our digital set-top boxes.

•	Cable Telephony. In January 2005, we launched our new cable telephony service using VoIP technology in selected areas of the Province of Québec (South Shore and North Shore of Montréal, the Island of Montréal, Laval and Quebec City). In 2006, we continued to launch this service progressively among our other residential and commercial customers in the Province of Québec, which was available to 83.9% of our basic cable customers as of December 31, 2006. Our new telephony service includes both local and long-distance calling, and permits all of our telephony customers, both residential and commercial, to access all service features mandated by CRTC Decision 97-8 and other regulatory decisions and orders, including: enhanced 911 Emergency service; number portability from and to any local exchange carrier; a message relay service allowing subscribers to communicate with the hearing impaired; and a variety of personal privacy features including universal call tracing. We also offer free basic listings in local telephone directories, as well as full operator assistance, including: operator-assisted calls; collect and third-party calls; local, national and international directory assistance; person-to-person calls; and busy-line verification. Finally, we offer as part of our new telephony service a host of convenient, optional features, including: name and number caller ID; call waiting with long-distance distinctive ring and audible indicator tone; name and number caller ID on call waiting; visual indicator of a full voice mail box and audible message waiting indicators; automatic call forwarding; three-way conference calling; automatic recalling; and last incoming call identification and recall. VoIP allows us to deliver new cutting-edge features, such as voice-mail to e-mail functionality launched in December 2005, which allows customers to access their voice-mail via e-mail in the form of audio-file attachments. In keeping with our competitive strength of providing differentiated, bundled service offerings, we offer free installation of our new telephony service to existing cable television and/or Internet customers and to new bundled customers. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. In addition, we offer discounts for a second telephone line subscription. As of December 31, 2006, we had 397,860 subscribers to our cable telephony service.

•	Mobile Wireless Telephony Services. On August 10, 2006, we launched our mobile wireless telephony services in the Quebec City area. Since then, the service has been completely rolled out throughout the Province of Québec. Through our strategic relationship with Rogers Wireless, the operator of Canada’s largest integrated wireless voice and data network, we offer Québec consumers a quadruple play of television, broadband Internet, cable telephony and Vidéotron branded mobile wireless telephony services. Our services include international roaming and popular options such as voicemail, call waiting, call display, call forwarding, text messaging and conference calling. We are responsible for acquiring and billing customers, as well as for providing customer support under our own brand. We operate as a Mobile Virtual Network Operator, or MVNO, utilizing wireless voice and data services provided by Rogers Wireless across its GSM/GPRS network.

•	Video-On-Demand. Video-on-demand service enables digital cable customers to rent from a library of movies, documentaries and other programming through their digital set-top box. Our digital cable customers are able to rent their video-on-demand selections for a period of 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during that period. Our video-on-demand service is available to 98% of the homes passed by us. We also offer pay television channels on a subscription basis that permit our customers to access and watch any of their video-on-demand selections at any time at their convenience.

•	Other Products and Services. To maintain and enhance our market position, we are focused on increasing penetration of high-definition television and personal video recorders, as well as other high-value products and services.
     The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,
	2002	2003	2004	2005	2006
Homes passed(1)	2,329,023	2,351,344	2,383,443	2,419,335	2,457,213
Basic analog cable
Basic customers(2)	1,431,060	1,424,144	1,452,554	1,506,113	1,572,411
Penetration(3)	61.4%	60.6%	60.9%	62.3%	64.0%
Digital cable
Digital customers	171,625	240,863	333,664	474,629	623,646
Penetration(4)	12.0%	16.9%	23.0%	31.5%	39.7%
Number of digital terminals	182,010	257,350	362,053	537,364	738,530
Dial-up Internet access
Dial-up customers	43,627	28,821	23,973	18,034	13,426
Cable Internet access
Cable modem customers	305,054	406,277	502,630	637,971	791,966
Penetration(3)	13.1%	17.3%	21.1%	26.4%	32.2%
Telephony services
Cable telephony customers	—	—	2,135	162,979	397,860
Penetration(3)	—		0.1%	6.7%	16.2%
Wireless telephony lines	—	—	—	—	11,826

(1)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(2)	Basic customers are customers who receive basic cable service in either the analog or digital mode. The numbers of basic customers for the years 2002-2004, inclusive, were restated in order to permit such numbers to be compared to the 2005 and 2006 numbers of basic customers.

(3)	Represents customers as a percentage of total homes passed.

(4)	Represents customers for the digital service as a percentage of basic customers.
     In the year ended December 31, 2006, we recorded a net increase of 66,298 basic cable customers. During the same period, we also recorded net additions of: 153,995 subscribers to our cable Internet access service; 149,017 customers to our digital television service, the latter of which includes customers who have upgraded from our analog cable service; and 234,881 customers to our cable telephony services. In addition we activated 11,826 lines for our mobile wireless telephony services.
     Business Telecommunications Services
     We integrated Videotron Telecom’s operations within our own operations pursuant to the merger of Videotron Telecom with and into us on January 1, 2006. Our Business Telecommunications segment provides a wide range of network solutions, Internet services, application/server hosting, local and long-distance telephone service, and studio-quality audio-video services to large and medium-sized businesses, ISPs, application service providers (“ASP”), broadcasters and carriers in both Québec and Ontario.
     Video Stores
     Through Le SuperClub Vidéotron, we also operate the largest chain of video and video game rental stores in Québec and among the largest of such chains in Canada, with a total of 265 retail locations (of which 213 are franchised) and more than 1.65 million video club rental members. Le SuperClub Vidéotron’s operations include approximately 72 video and video game rental stores that we acquired in July 2004 from Jumbo Entertainment Inc., a nation-wide Canadian franchisor and operator of such stores. With approximately 153 retail locations located in our markets, Le SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for our growing array of advanced products and services, such as cable Internet access and digital television.
Pricing of Our Products and Services
     Our revenues are derived principally from the monthly fees our customers pay for cable services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2006, the average monthly fees for basic and extended basic service were $23.10 and $36.83, respectively, and the average monthly fees for basic and extended basic digital service were $13.01 and $41.67, respectively. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment such as set-top boxes and cable modems, and administrative fees for delinquent payments for service, are also charged. Except in respect of our Internet access services, customers are typically free to discontinue service at any time without additional charge, but they may be charged a reconnection fee to resume service.
     The CRTC only regulates rates for basic cable service. Fees for extended cable service (over and above basic cable service rates), pay-television and pay-per-view services, and rentals for set-top boxes are priced by us on a commercial, free-market basis and are not regulated by the CRTC.
     Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and competitive and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings, as follows:

Service	Price Range
Basic analog cable(1)	$15.07	– $28.88
Extended basic analog cable(1)	$27.50	– $41.19
Basic digital cable(1)	$13.98	– $15.98
Extended basic digital cable(1)	$26.98	– $75.98
Pay-television	$ 3.99	– $29.99
Pay-per-view (per movie or event)	$ 2.99	– $49.99
Video-on-demand (per movie or event)	$ 0.99	– $14.99

Service	Price Range
Dial-up Internet access	$9.95	– $19.95
Cable Internet access	$26.95	– $89.95
Cable telephony	$15.95	– $22.95
Mobile wireless telephony	$22.65	– $78.10

(1)	These rates reflect price increases, effective March 15, 2007, of $0.69 on basic analog cable and extended basic analog cable, $1.00 on basic digital cable and $1.00 on extended digital cable.
Our Network Technology
     As of December 31, 2006, our cable systems consisted of approximately 18,630 km of fiber optic cable and 29,172 km of coaxial cable, passing approximately 2.5 million homes and serving approximately 1.71 million customers. Our network is the largest broadband network in Québec covering over 80% of cable homes passed and more than 80% of the businesses located in the major metropolitan areas of each of Québec and Ontario. Our extensive network supports direct connectivity with networks in Ontario, Eastern Québec, the Maritimes and the United States.
     The following table summarizes the current technological state of our systems, based on the percentage of our customers who have access to the bandwidths listed below and two-way capability:

	450 MHz	480 to	750 to	Two-Way
	and Under	625 MHz	860 MHz	Capability
December 31, 2002	3%	23%	74%	97%
December 31, 2003	3%	23%	74%	97%
December 31, 2004	3%	23%	74%	97%
December 31, 2005	2%	23%	75%	98%
December 31, 2006	2%	23%	75%	98%
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
     Our strategy of maintaining a leadership position in the suite of products and services currently offered by us and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. For that reason, we are upgrading our networks in Quebec City and in the Central Region of Québec from a bandwidth of 480 Mhz to 750 Mhz or greater. We expect to complete these projects by the end of the first half of 2007, which will bring approximately 95% of our network in Québec to an upgraded bandwidth of 750 Mhz or greater. Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our cable telephony service, we are currently considering a number of alternatives for how best to address increasing network capacity requirements resulting from higher demand for such advanced products and services. Pursuing one or more of these alternatives will require us to make substantial investments in our network in the coming years.
Marketing and Customer Care
     Our long term marketing objective is to increase our cash flow through deeper market penetration of our services and continued growth in revenue per customer. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:
•	continue to rapidly deploy advanced products and services such as cable Internet access, digital television, cable telephony and mobile wireless telephony services;

•	design product offerings that provide greater opportunity for customer entertainment and information choices;

•	target marketing opportunities based on demographic data and past purchasing behavior;

•	develop targeted marketing programs to attract former customers, households that have never subscribed to our services and customers of alternative or competitive services;

•	enhance the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services;

•	leverage the retail presence of Le SuperClub Vidéotron, Archambault Group Inc. and third-party commercial retailers;

•	cross-promote the wide variety of content and services offered within the Quebecor Media group (including, for example, the content of TVA Group productions and the 1-900 service for audience voting during television programs such as Star Académie, Occupation Double and other reality shows popular in Québec) in order to distribute our cable, data transmission, cable telephony and mobile wireless telephony services to our existing and future customers;

•	introduce new value-added packages of products and services, which we believe increases average revenue per user, or ARPU, and improves customer retention; and

•	leverage our business market, using the Videotron Telecom network and expertise with our commercial customer base, which should enable us to offer additional bundled services to our customers and may result in new business opportunities.

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
Competition
     We operate in a competitive business environment in the areas of price, product and service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. In addition, as we expand into additional services such as interactive, cable telephony and mobile wireless telephony services, we may face additional competition. Our principal competitors include over-the-air television and providers of other entertainment, direct broadcast satellite, digital subscriber line (DSL), private cable, other cable distribution, ILECs and wireless distribution. We also face competition from illegal providers of cable television services and illegal access to foreign DBS (also called grey market piracy) as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian direct broadcast satellite services without paying any fee (also called black market piracy).
•	Over-the-air Television and Providers of Other Entertainment. Cable television has long competed with broadcast television, which consists of television signals that the viewer is able to receive without charge using an over-the air antenna. The extent of such competition is dependent upon the quality and quantity of broadcast signals available through over-the-air reception compared to the services provided by the local cable system. Cable systems also face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including videotape recorders, DVD players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service than are available over the air or through competitive alternative delivery sources.
•	Direct Broadcast Satellite. Direct broadcast satellite, or DBS, is a significant competitor to cable systems. DBS delivers programming via signals sent directly to receiving dishes from medium- and high-powered satellites, as opposed to cable delivery transmissions. This form of distribution generally provides more channels than some of our television systems and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. Like digital cable distribution, DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.

•	DSL. The deployment of digital subscriber line technology, known as DSL, provides customers with Internet access at data transmission speeds greater than that which is available over conventional telephone lines. DSL service is comparable to cable-modem Internet access over cable systems. We also face competition from other providers of DSL service.

•	VDSL. The CRTC and Industry Canada have authorized video digital subscriber line, or VDSL, services. VDSL technology increases the capacity of DSL lines available, which permits the distribution of digital video. We expect that we will soon face competition from incumbent local exchange carriers, which have been granted licenses to launch video distribution services using this technology. ILECs are currently installing this new technology, which operates over the copper lines in phone lines, in our markets. This technology can achieve speeds as high as 52 Mbps upstream, but VDSL can only operate over a short distance of about 4,000 feet (1,200 metres). As a result, telephone companies are replacing many of their main feeds with fibre-optic cable. By placing a VDSL transceiver, a VDSL gateway, in larger multiple dwelling units, the distance limitation is overcome. Further, as a result of such improvements in broadband speeds over DSL and the evolution of compression technology, incumbent telephone carriers in our service areas may be in a position to enable delivery of digital television over their cable Internet connections (IPTV) in the coming years. Advanced trials are underway in Canada and in other countries. Tests in our service markets are still being performed. If successful, IPTV may provide telecommunications carriers with a way to offer services similar to those offered by cable operators in the consumer market.

•	Private Cable. Additional competition is posed by satellite master antenna television systems known as “SMATV systems” serving multi-dwelling units, such as condominiums, apartment complexes, and private residential communities.

•	Other Cable Distribution. Currently, a cable operator offering television distribution and providing cable-modem Internet access service is serving the greater Montréal area. This cable operator, which has approximately 15,000 customers, is owned by the regional ILEC.

•	Wireless Distribution. Cable television systems also compete with wireless program distribution services such as multi-channel multipoint distribution systems, or MDS. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer’s premises.

•	Grey and Black Market DBS Providers. Cable and other distributors of television signals continue to face competition from the use of access codes and equipment that enable the unauthorized decoding of encrypted satellite signals, from unauthorized access to our analog and digital cable signals (black market) and from the reception of foreign signals through subscriptions to foreign satellite television providers that are not lawful distributors in Canada (grey market).

•	Telephony Service. Our cable telephony service competes against other telephone companies, including both the incumbent telephone service provider in Québec, which controls a significant portion of the telephony market in Québec, as well as other VoIP telephony service providers and cellular telephone service providers.

•	Mobile wireless telephony services. Our new mobile wireless telephony service competes against a mix of competitors, some of them being active in all the products we offer, while others only offer mobile wireless telephony services in our market.

•	Other Internet Service Providers. In the Internet access business, cable operators compete against other Internet service providers offering residential and commercial Internet access services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high speed Internet system to competitive Internet service providers at mandated rates.
REGULATION
Foreign Ownership Restrictions Applicable under both the Telecom Act and the Broadcasting Act
     In November 2002, the federal Minister of Industry initiated a review of the existing foreign ownership restrictions applicable to telecommunications carriers. The House of Commons Standing Committee on Industry, Science and Technology issued a report on April 28, 2003 recommending the removal of foreign ownership restrictions in the telecommunications industry and that any changes made to the Canadian ownership and control requirements applicable to telecommunications common carriers be applied equally to broadcasting distribution undertakings. However, in June 2003, the House of Commons Standing Committee on Canadian Heritage instead recommended the status quo regarding foreign ownership levels for broadcasting and telecommunications companies. On April 4, 2005, the Canadian government released a response to the report of the latter committee wherein it stated, among other things, that “the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally”. However, it acknowledged the appointment by Industry Canada of an independent panel of experts, the Telecommunications Policy Review Panel, to review Canada’s telecommunications policy and regulation of telecommunications, including consideration of Canada’s foreign investment restrictions in telecommunications and whether those restrictions should be removed.
     In March of 2006, the Telecommunications Policy Review Panel filed its report with the Industry Minister. In the Afterword of the Report, the Panel proposed that the government adopt a phased and flexible approach to liberalization of restrictions on foreign investment in telecommunications service providers to the extent that they are not subject to the Broadcasting Act. Ownership and control of Canadian telecommunications common carriers should be liberalized in two phases:
•	In the first phase, the Telecommunications Act should be amended to give the federal Cabinet authority to waive the foreign ownership and control restrictions on Canadian telecommunications common carriers when it deems a foreign investment or class of investments to be in the public interest. During the first phase, there should be a presumption that investments in any new start-up telecommunications investment or in any telecommunications common carrier with less than 10 percent of the revenues in any telecommunications service market are in the public interest. This presumption could be rebutted by evidence related to a particular investor or investment. The presumption should apply to all investments in fixed or mobile wireless telephony markets as well as to investments in new entrants and smaller players (i.e. those below the 10-percent limit). To encourage longer-term investment, foreign investors should remain exempt from the foreign investment restrictions if they are successful in growing the market share of their businesses beyond 10 percent.

•	The second phase of liberalization should be undertaken after completion of the review of broadcasting policy proposed by the Panel. At that time, there should be a broader liberalization of the foreign investment rules in a manner that treats all telecommunications common carriers including the cable telecommunications industry in a fair and competitively neutral manner. The proposed liberalization should apply to the “carriage” business of BDUs, and new broadcasting policies should focus any necessary Canadian ownership restrictions on broadcasting “content” businesses. The Cabinet should retain the authority to screen significant investments in the Canadian telecommunications carriage business to ensure that they are consistent with the public interest.
     According to recent public declarations, the Minister still has the intention to implement several of the Panel recommendations and to review the foreign ownership restrictions.
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
     Regulations made under the Broadcasting Act (Canada) require the prior approval of the CRTC for any transaction that directly or indirectly results in (i) a change in effective control of the licensee of a broadcasting distribution undertaking or a television programming undertaking (such as a conventional television station, network or pay or specialty undertaking service), (ii) a person or a person and its associates acquiring control of 30% or more of the voting interests of a licensee or of a person who has, directly or indirectly, effective control of a licensee, or (iii) a person or a person and its associates acquiring 50% or more of the issued common shares of the licensee or of a person who has direct or indirect effective control of a licensee. In addition, if any act, agreement or transaction results in a person or a person and its associates acquiring control of at least 20% but less than 30% of the voting interests of a licensee, or of a person who has, directly or indirectly, effective control of the licensee, the CRTC must be notified of the transaction. Similarly, if any act, agreement or transaction results in a person or a person and its associates acquiring control of 40% or more but less than 50% of the voting interests of a licensee, or a person who has directly or indirectly effective control of the licensee, the CRTC must be notified.
     In November 2002, the federal Minister of Industry initiated a review of the existing foreign ownership restrictions applicable to telecommunications carriers. In April 2003, the House of Commons Standing Committee on

Industry, Science and Technology released a report of its study of the issue of foreign direct investment restrictions applicable to telecommunications common carriers. The House of Commons Standing Committee on Industry, Science and Technology, recommended, among other things, that the Government of Canada remove the existing foreign ownership restrictions in the telecommunications industry and ensure that any changes made to the Canadian ownership and control requirements applicable to telecommunications common carriers be applied equally to broadcasting distribution undertakings. In June 2003, the House of Commons Standing Committee on Canadian Heritage released a report of its review of the Broadcasting Act (Canada) and, among other things, recommended that the current restrictions on foreign ownership relating to broadcasting, cable and telecommunications remain. On April 4, 2005, the Canadian Government released a response to the report of the latter committee wherein it stated, among other things, that “the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally”. However, it acknowledged the appointment by Industry Canada of an independent panel of experts, the Telecommunications Policy Review Panel, to review Canada’s telecommunications policy and regulation of telecommunications. The panel’s work has been filed with the Government in March of 2006. In the Afterword of the Report, the Telecommunications Policy Review Panel proposed that the government adopt a phased and flexible approach to liberalization of restrictions on foreign investment in telecommunications service providers to the extent that they are not subject to the Broadcasting Act. Ownership and control of Canadian telecommunications common carriers should be liberalized in two phases:
•	In the first phase, the Telecommunications Act should be amended to give the federal Cabinet authority to waive the foreign ownership and control restrictions on Canadian telecommunications common carriers when it deems a foreign investment or class of investments to be in the public interest. During the first phase, there should be a presumption that investments in any new start-up telecommunications investment or in any telecommunications common carrier with less than 10 percent of the revenues in any telecommunications service market are in the public interest. This presumption could be rebutted by evidence related to a particular investor or investment. The presumption should apply to all investments in fixed or mobile wireless telephony markets as well as to investments in new entrants and smaller players (i.e. those below the 10-percent limit). To encourage longer-term investment, foreign investors should remain exempt from the foreign investment restrictions if they are successful in growing the market share of their businesses beyond 10 percent.

•	The second phase of liberalization should be undertaken after completion of the review of broadcasting policy proposed by the Panel. At that time, there should be a broader liberalization of the foreign investment rules in a manner that treats all telecommunications common carriers including the cable telecommunications industry in a fair and competitively neutral manner. The proposed liberalization should apply to the “carriage” business of BDUs, and new broadcasting policies should focus any necessary Canadian ownership restrictions on broadcasting “content” businesses. The Cabinet should retain the authority to screen significant investments in the Canadian telecommunications carriage business to ensure that they are consistent with the public interest.
     According to recent public declarations, the Minister still has the intention to implement several of the Panel’s recommendations and to review the foreign ownership restrictions.
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
Canadian Broadcast Distribution (Cable Television)
     Licensing of Canadian Broadcasting Distribution Undertakings
     A cable distribution undertaking distributes broadcasting services to customers predominantly over closed transmission paths. A license to operate a cable distribution undertaking gives the cable television operator the right to distribute television programming services in its licensed service area. Broadcasting licenses may be issued for periods not exceeding seven years and are usually renewed, except in particular circumstances or in cases of a serious breach of the conditions attached to the license or the regulations of the CRTC. The CRTC is required to hold a public hearing in connection with the issuance, suspension or revocation of a license. We operate 52 cable systems pursuant either to the issuance of a license or of an order that exempts certain network operations from the obligation to hold a license.
     Cable systems with 2,000 customers or less and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC. These cable systems continue to have to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. We operate 20 exempted cable systems.
     Similarly, cable systems with between 2,000 and 6,000 customers (generally Class 2 cable systems or Class 3 cable systems not exempt under the CRTC’s exemption for small cable undertakings) are also exempted from holding a license pursuant to a CRTC public notice issued in 2003. Cable distribution undertakings that are fully interconnected with other broadcasting distribution undertakings will be ineligible for this exemption unless the aggregate number of customers served by the interconnected broadcast distribution undertakings is less than 6,000. As a result, we still operate 32 licensed networks.
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
     The Digital Migration Framework for programming services that do not use the airwaves was published on 27 February 2006 (Broadcasting Public Notice CRTC 2006-23). A cable BDU must continue to mirror any given analog tier until 85% of subscribers have a digital set-top box or until January 1, 2013, whichever occurs first. Some distribution priority status (dual and modified dual) are abandoned in the digital environment but the CRTC considered the possibility that certain specialty services may warrant carriage on basic in a digital environment. Accordingly, the Commission is prepared to entertain, on an exceptional basis, applications for digital basic carriage. Such status would be accorded via distribution orders under section 9(1)(h) of the Act. Any applicant that wishes its service to be granted such carriage status would have to demonstrate that it meets certain criteria. A Public Hearing has been scheduled for March 2007.
     A further proceeding to establish a licensing framework governing the transition of pay and specialty services to high definition, or HD, signals was made public on 15 June 2006 (Broadcasting Public Notice CRTC 2006-74). The Commission expects that, over time, all or most of the pay and specialty services will upgrade their programming to the new digital HD standard in order to meet the expectations of the marketplace. Carriage of programming services in the analogue mode, in the standard definition digital mode and in the HD digital mode create stress on the cable distributor capacity to serve the public with as much choice as competition that generally does not have to distribute in the analogue mode.
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
     Competition and Carriage Rules. The 1998 Regulations provide equitable opportunities for all distributors of broadcasting services. Similar to the signal carriage and substitution requirements that are imposed on existing cable television systems, under the 1998 Regulations, new broadcasting distribution undertakings are also subject to carriage and substitution requirements. The 1998 Regulations prohibit a distributor from giving an undue preference to any person, including itself, or subjecting any person to an undue disadvantage. This gives the CRTC the ability to address complaints of anti-competitive behavior on the part of certain distributors.
     Signal Substitution. A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which Canadian distribution undertakings, such as cable television systems with over 6,000 customers, are required to substitute the foreign programming service, with local Canadian signal, including Canadian commercials, for broadcasts of identical programs by a U.S. station when both programs are exhibited at the same time. These requirements are designed to protect the program rights that Canadian broadcasters acquire for their respective local markets. The CRTC, however, has suspended the application of these requirements to DTH satellite operators for a period of time, so long as they undertake certain alternative measures, including monetary compensation to a fund designed to help finance regional television productions.
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
     Inside Wiring Rules. The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. On September 3, 2002, the CRTC established a fee of $0.52 per customer per month for the use of cable inside wire in MDUs. On October 9, 2002, the CRTC, had ordered Câblage QMI Inc. and Videotron to comply with the inside wiring access rules. In Broadcasting Decision CRTC 2005-223 of May 31, 2005, the CRTC rescinded the Mandatory Order issued against Videotron and its subsidiaries.
     The CRTC has announced in its three year plan that it intends to begin reviewing the 1998 Broadcasting Distribution Regulations as well as other distribution policies in the third quarter of 2007.
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
     Subject to certain notice and other procedural requirements, for Class 1 cable systems still regulated, we may increase our basic service rates so as to pass through to customers increases, if the CRTC has authorized fees to be paid to specialty programming services distributed on our basic service. However, the CRTC has the authority to suspend or disallow such an increase.
     In the event that distribution services may be compromised as a result of economic difficulties encountered by a Class 1 cable distributor, a request for a rate increase may be submitted to the CRTC. The CRTC may approve an increase if the distributor satisfies the criteria then in effect for establishing economic need.
     Winback Restrictions
     In a letter decision dated April 1, 1999, the CRTC established rules, referred to as the winback rules, which prohibit the targeted marketing by incumbent cable companies of customers who have cancelled basic cable service. These rules require us and other incumbent cable companies to refrain for a period of 90 days from: (a) directly contacting customers who, through an agent, have notified their cable company of their intention to cancel basic cable service; and (b) offering discounts or other inducements not generally offered to the public, in instances when customers personally initiate contact with the cable company for the purpose of canceling basic cable service. In August of 2004 (Public Notice CRTC 2004-62), the CRTC has decided that it will no longer require incumbent cable companies to adhere to winback rules with respect to customers who reside in single unit dwellings. However, the CRTC has also determined that the winback rules should continue to apply to incumbent cable companies with respect to their dealings with individual customers who reside in multiple unit dwellings. The CRTC has further determined that incumbent cable companies are prohibited from initiating communication with residents of a multiple unit dwelling for a period of 90 days from the date on which a new entrant enters into an access agreement to provide service in the multiple unit dwelling. Moreover, the CRTC now requires incumbent cable companies to refrain from the targeted marketing of all residents of a multiple unit dwelling, or from offering them discounts or other inducements not generally available to the public, for a period of 90 days following the date on which a new entrant enters into an access agreement to offer services in the multiple unit dwelling.
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
Royalties for the Transmission of Pay and Specialty Services
     In 1989, the Copyright Act (Canada) was amended, in particular, to define copyright as including the exclusive right to “communicate protected works to the public by telecommunication”. Prior to the amendment, it was generally believed that copyright holders did not have an exclusive right to authorize the transmission of works carried on radio and television station signals when these signals were not broadcast but rather transmitted originally by cable television operators to their customers. In 1996, at the request of the Society of Composers, Authors and Music Publishers of Canada (SOCAN), the Copyright Board approved Tariff 17A, which required the payment of royalties by broadcasting distribution undertakings, including cable television operators, that transmit musical works to their customers in the course of transmitting television services on a subscription basis. Through a series of industry agreements, this liability was shared with the pay and specialty programming services.
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
Royalties for Pay Audio Services
     The Copyright Board of Canada rendered a decision on March 16, 2002 regarding two new tariffs for the years 1997-1998 to 2002, which provide for the payment of royalties from programming and distribution undertakings broadcasting pay audio services. The tariffs fix the royalties payable to SOCAN and to the Neighbouring Rights Collective of Canada, or NRCC, respectively, during this period at 11.1% and 5.3% of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. The royalties payable to SOCAN and NRCC by a small cable transmission system, an unscrambled low or very low power television station or by equivalent small transmission systems during this period were fixed by the Board at 5.6% and

2.6%, respectively, of the affiliation payments payable during a year by the distribution undertaking for the transmission for private or domestic use of a pay audio signal. Royalties payable by a system located in a French-language market during this period are calculated at a rate equal to 85.0% of the rate otherwise payable.
     In February 2005, the Copyright Board rendered its decision setting pay audio services royalties for 2003 through 2006. The Copyright Board fixed the rate of royalties payable to SOCAN and NRCC during this period to 12.3% and 5.9%, respectively, of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. In addition, the Copyright Board established the rate of royalties payable to SOCAN and NRCC during this period at 6.2% and 3.0%, respectively, for a small cable transmission system, an unscrambled low or very low power television station or an equivalent small transmission system. The Copyright Board also eliminated the previously effective 15.0% discount to royalties payable by a system located in a French-language market. We have made interim royalty payments for 2003 and 2004 based on the lower royalty rate of the 2002 tariffs. The retroactive royalty obligations to SOCAN and NRCC owed by us since 2003 were paid in 2005.
Tariff in Respect of Internet Service Provider Activities
     In 1996, SOCAN proposed a tariff (Tariff 22) to be applied against Internet service providers, in respect of composers’/publishers’ rights in musical works communicated over the Internet to Internet service providers’ customers. SOCAN’s proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that Internet service providers should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that Internet service providers do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting for third parties and caching. SOCAN’s tariff proposal will, therefore, be subject to further consideration by the Copyright Board to determine what royalties should be paid by content providers in respect of music communicated over the Internet. SOCAN refiled the tariff for a number of years with some modifications. Public hearing will be held in the first quarter of 2007.
Internet Service Provider Liability
     A proposed amendment to the Copyright Act (Canada) was introduced in June 2005 in Parliament to exempt ISPs for copyright liability for merely providing customers with access to the Internet and not operating the website itself. Following the November 2005 election call, the June 2005 Bill to amend the Copyright Act (Canada) was not enacted. It is premature to predict whether the amendment will be reintroduced in Parliament and enacted into law.
Canadian Telecommunications Services
     Jurisdiction
     The provision of telecommunications services in Canada is regulated by the CRTC pursuant to the Telecommunications Act (Canada). With certain exceptions, companies that own or operate transmission facilities in Canada that are used to offer telecommunications services to the public for compensation are deemed “telecommunications common carriers” under the Telecommunications Act (Canada) administered by the CRTC and are subject to regulation. Cable operators offering telecommunications services are deemed “Broadcast Carriers”.

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
     Generally speaking, the CRTC has pursued a policy of favoring facilities-based competition in telecommunications. Key to the CRTC’s framework are decisions issued on January 25, 2001 and June 30, 2003, respectively, regarding access to municipal rights of way and access to multi-dwelling units. In both cases, the CRTC adopted a policy of open access, with fees generally limited to recovering costs reasonably incurred. Application of the framework principles to individual access cases, however, has encountered resistance from certain municipalities and building owners. It remains to be determined whether any of these access cases will need to be brought before the CRTC for resolution.

     On February 3, 2005, the CRTC issued a decision re-affirming and expanding a tariff regime initially establishing in June 2002 whereby competitive carriers may purchase certain digital network services from the ILECs at reduced cost-based rates. This regime had undermined Videotron’s position in the wholesale market for business telecommunications services. To remain competitive with the ILECs in the wholesale market, Videotron has substantially reduced the rates it charges other competitive carriers for certain digital network services that would be eligible under the new tariff regime were they purchased from the ILEC. On November 9, 2006, the CRTC initiated a proceeding to review the regulatory framework for wholesale services. A decision in this proceeding is expected in summer 2008, and could have a significant impact on Videotron’s ability to compete in this market.
     On May 12, 2005, the CRTC established a framework for regulating voice communications services using Internet Protocol. On November 9, 2006, in response to a petition filed by Bell Canada and other ILECs, the Governor in Council issued an order varying this framework. Under the framework, as varied, the CRTC regulates only local access-dependent VoIP services but not local access-independent VoIP services or peer-to-peer VoIP services. The regulatory framework governing competition for local telephony services applies to local access-dependent VoIP services. As a result, local access-dependent VoIP services provided in-territory by ILECs are subject to economic regulation and prior tariff approval, whereas local access-dependent VoIP services provided by competitors such as Videotron are not. The CRTC also ruled that cable operators, such as Videotron, are required to fulfill certain social obligations imposed on CLECs when providing local VoIP services, and must also remove any restrictions that would prevent third-party Internet service providers from offering VoIP services over Internet access facilities leased from the cable operators on a wholesale basis. It further determined that revenues from VoIP services are contribution-eligible for purposes of the revenue-based contribution regime established by the CRTC to subsidize residential telephone services in rural and remote parts of Canada. We believe that our VoIP service plans will not be altered materially by the CRTC’s decision or the Governor in Council’s variance order.
     On April 6, 2006, the CRTC issued its framework for the forbearance from regulation of local telephone services offered by the ILECs. Most notably, the CRTC determined that (i) residential local exchange services and business local exchange services are in different relevant markets; (ii) the relevant geographic market for local forbearance analysis is the census metropolitan area (for urban markets) and the sub-provincial economic region (for rural markets); and (iii) the incumbent carrier must suffer a 25% market share loss in the relevant market, in addition to satisfying a range of criteria related to the availability and quality of provision of services to competitors, before forbearance can be sought in any given market. The CRTC also reduced the residential “no contact” period under the local ILEC winback restrictions from 12 months to 3 months, and indicated it is predisposed to favourably consider applications for complete removal of these restrictions in a given market once the ILEC has suffered a 20% market share loss. Bell Canada and other ILECs subsequently filed a petition with the Federal Cabinet requesting Cabinet to refer the decision back to the CRTC for reconsideration. Within one year of the CRTC’s decision, Cabinet has the authority, if the petition is successful, to vary or rescind the decision or refer it back to the CRTC for reconsideration. On December 16, 2006, the Governor in Council issued a proposed order varying the decision by (i) removing immediately upon the issuance of the order the CRTC’s existing restrictions on local telephone winback and promotional activities; (ii) amending the relevant geographic market for local forbearance to be either a local interconnection region (as defined by the CRTC) or a local telephone exchange; (iii) amending the CRTC’s local forbearance criteria, most notably by replacing the market share loss test by a competitor presence test and by reducing the number of competitor quality of service measures that must be satisfied; and (iv) requiring the CRTC to process local forbearance applications for the ten largest urban markets in Canada within 120 days. Parties were provided 30 days within which to comment on the proposed order. We have submitted our comments on January 17, 2007. A final order is expected to be issued prior to April 6, 2007. The order could have a material impact on our business ability to compete with the ILECs in the local telephony market.

     Winback Restrictions
     In February 2001, the CRTC also announced similar “winback” restrictions on certain cable operators, including us, in the Internet service market. These restrictions limit cable operators’ ability to “win back” Internet service customers who have chosen to switch to another Internet service provider within 90 days of the customer’s switch.
     With respect to VoIP services, the CRTC decided in May 2005, as part of its announced regulatory framework for VoIP services, that it was not necessary to apply “winback” restrictions to cable operators. However, it determined that the winback restrictions for ILECs were necessary to foster competition and it extended the winback rules applicable to ILECs for local exchange services to ILECs’ local VoIP services. On April 6, 2006, the CRTC rejected an ILEC application seeking to eliminate these rules on constitutional grounds. On the same date, as part of its local forbearance decision, the CRTC amended the restrictions such that they currently provide for a three-month no contact period in the case of both residential and business customers. In its November 9, 2006 order varying the CRTC’s VoIP framework, the Governor in Council ruled that the winback restrictions would no longer apply to the ILECs’ local access-independent VoIP services, yet left the restrictions in place for the ILECs’ local access-dependent VoIP services. In its December 16, 2006 proposed order varying the CRTC’s local forbearance decision, the Governor in Council has proposed that the winback restrictions in local telephony be completely eliminated at the coming into force of the order. An appeal of the CRTC’s winback restrictions has also been filed with the Federal Court of Appeal by several ILECs on the grounds that these no contact rules violate constitutional rights to freedom of expression. This appeal has been adjourned pending disposition of the Governor in Council’s proposed order varying the CRTC’s local forbearance decision. If the Governor in Council’s proposed order comes into force as currently conceived, or alternatively if the ILECs’ appeal to the Federal Court of Appeal is successful, we could face a more challenging marketing environment for our local telephony services offering.
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
     In July 2006, we secured our access to support structures of the largest hydro-electric company operating in Québec (Hydro-Québec) by ratifying a Pole Agreement which will be ending by December 2010. Negotiations with the remaining small hydro-electric companies are currently going on and will probably come to similar arrangements during 2007.
     Access by Third Parties to Cable Networks
     In Canada, access to the Internet is a telecommunications service. While Internet access services are not regulated on a retail (price and terms of service) basis, Internet access for third-party Internet service providers is mandated and tariffed according to conditions approved by the CRTC for cable operators.
     On July 6, 1999, the CRTC required certain of the largest cable operators, including us, to submit tariffs for cable Internet access services, known as open access or third party access, in order to allow competing retail Internet service providers, to offer such services over a cable infrastructure. The CRTC has approved cost-based rates for our third-party Internet access service and has resolved technical issues that had previously delayed third party interconnection. Most recently, on December 21, 2006, the CRTC approved new wholesale rates for three of our retail Internet service speeds, and directed us to file a proposed rate for a fourth speed. This proposed rate will be filed shortly. The CRTC further directed us to file, at the same time we offer any new retail Internet service speed in the future, proposed revisions to our

TPIA tariff to include this new speed offering. Several third-party Internet service providers are now interconnected to our cable network and so providing retail Internet access services to the general public.
     As Videotron now provides third-party access to our cable network we no longer have any obligation to allow third-party retail Internet service providers to purchase for the purpose of resale our retail cable Internet services at a discount of 25% off the lowest retail Internet service rate charged by us to our cable customers during a one-month period. This resale obligation will cease to be mandated once facilities-based access is available to Internet service providers.
     As part of the CRTC’s announced regulatory framework for VoIP, on May 12, 2005 the CRTC directed that large cable carriers, such as us, remove restrictions in their third-party Internet access tariffs in order to allow third-party Internet service providers to provide VoIP services in addition to retail Internet services.
     On November 9, 2006, the CRTC initiated a proceeding to review the regulatory framework for wholesale services. A decision in this proceeding is expected in summer 2008, and could have a significant impact on Videotron’s obligations in relation to the provision of third party Internet services.
ORGANIZATIONAL STRUCTURE
     The Company is a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a 54.72% owned subsidiary of Quebecor Inc., which we refer to as Quebecor. The remaining 45.28% of Quebecor Media is owned by CDP Capital d’Amérique Investissements Inc., a subsidiary of the Caisse de dépôt et placement du Québec, Canada’s largest pension fund manager, with approximately $237 billion in assets under management. The following chart illustrates the corporate structure of Videotron as at January 1, 2007, including Videotron’s main subsidiaries, together with the jurisdiction of incorporation or organization of each corporate entity.
PROPERTY, PLANTS AND EQUIPMENT
     Our corporate offices are located in leased space at 300 Viger Avenue East, Montréal, Québec, Canada H2X 3W4. These premises are under an expropriation notice, in order to make space for the new Université de Montréal Health Centre (CHUM). We began in late 2006 relocating some of our operations and personnel from this building to other buildings we rent in the area. However, most of the corporate offices are expected to move before the end of March 2008 to a new building currently in construction next to Quebecor head office.
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
     Compliance with these laws has not had, and management does not expect it to have, a material effect upon our capital expenditures, net income or competitive position. Environmental laws and regulations and the interpretation of such laws and regulations, however, have changed rapidly in recent years and may continue to do so in the future. The property on which our primary headend is located has contamination problems to various degrees related to historical use by previous owners as a landfill site and is listed by the authorities on their contaminated sites registry. We believe that such contamination poses no risk to public health. In November 2004, our environmental studies reported improvements in the groundwater resources of this property. In May 2006, "Ministère du développement durable, de l’environnement et des parcs” (MDDEP) of the province of Québec agreed to interrupt all ground water sampling. MDDEP has admitted that the situation had no real impact on municipal sewer and that the levels on the samples were under limits authorized. The file is closed. Our properties, as well as areas surrounding our properties, may have had historic uses or may have current uses that may affect these properties and require further study or remedial measures. No material studies or remedial measures are currently anticipated or planned by us or required by regulatory authorities with respect to our properties. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.
ITEM 4A — UNRESOLVED STAFF COMMENTS
     None.

RECENT CANADIAN GAAP ACCOUNTING PRONOUNCEMENTS
     In 2005, CICA published Section 3855, Financial Instruments — Recognition and Measurement, Section 3865, Hedges, and Section 1530, Comprehensive Income.
     Section 3855 stipulates standards governing when and in what amount a financial instrument is to be recorded on the balance sheet. Financial instruments are to be recognized at fair value in some cases, at cost-based value in others. The section also stipulates standards for reporting gains and losses on financial instruments.
     Section 3865 is an optional application that allows entities to apply treatments other than those provided for under Section 3855 to operations they choose to designate as eligible, for accounting purposes, as part of a hedging relationship. It expands on the guidance in AcG-13, Hedging Relationships, and Section 1650, Foreign Currency Translation, specifying the application of hedge accounting and the information that is to be reported by the entity.
     Section 1530 stipulates a new requirement that certain gains and losses be temporarily accumulated outside net income and recognized in other comprehensive income.
     New standards in Sections 3855, 3865 and 1530 have come into effect for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently assessing the impact these new standards will have on its consolidated financial statements prepared in accordance with Canadian GAAP. The Company believes, however, that these new standards are similar to those currently used for U.S. GAAP purposes.
RECENT U.S. GAAP ACCOUNTING PRONOUNCEMENTS
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS158). Effective for fiscal years ended after December 15, 2006, FAS158 requires the recognition in the balance sheet of the over or under funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss. FAS158 is effective prospectively for fiscal years ended after December 15, 2006. The adoption of FAS158 did not have a significant impact on Videotron consolidated statement of income.
     In June, 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48) — an interpretation of FASB Statement No. 109. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes and prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN48 is effective for fiscal years beginning after December 15, 2006. Videotron is currently assessing the potential impact that adoption of FIN48 will have on its consolidated financial statements.
     In June 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections (FAS154). This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. FAS 154 requires retroactive application for changes in accounting principle, unless it is impracticable to determine either the cumulative effect or the period-specific effects of the change.
     In March 2005, the FASB issued interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN47), which will take effect no later than the end of fiscal years ending after December 15, 2005. FIN 47 clarifies the term “conditional asset retirement obligation” and refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon a future event that may or may not be within the control of the entity. FIN 47 also discusses the uncertainty surrounding the timing and/or method of settlement of a conditional asset retirement obligation which should be factored into the measurement of a liability.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following operating and financial review provides information concerning our operating results and financial condition. This discussion should be read in conjunction with our consolidated financial statements and accompanying notes included under “Item 17. Financial Statements” in this annual report. It also contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. See “Forward-Looking Statements”.
GENERAL
     This discussion and analysis contains an analysis of our consolidated financial position as at December 31, 2006 and the results of our operations and cash flows for the years ended December 31, 2005 and 2006. Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. Note 24 to our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, included under “Item 17. Financial Statements” in this annual report, contains a discussion of the relevant principal differences between Canadian GAAP and U.S. GAAP and the extent to which these differences affect our consolidated financial statements.
     On January 1, 2006, Videotron Telecom Ltd (Videotron Telecom), a wholly-owned indirect subsidiary of Quebecor Media Inc., merged with and into us. On July 1, 2006, we also merged with our parent, 9101-0827 Québec inc. Both transactions have been accounted for using the continuity of interest method and, accordingly, the previous periods have been restated to include the results of operations and the financial position of the companies as if they always had been merged.
     Also, on January 1, 2006, our subsidiary CF Cable Inc. was merged with its subsidiary Vidéotron (Régional) ltée, which had no impact on our consolidated financial statements.
     On September 20, 2005, we announced that we had signed a strategic relationship agreement with Rogers Wireless, the operator of Canada’s largest integrated wireless voice and data network, which was going to enable us to offer Québec consumers a quadruple play of television, broadband Internet, cable telephony and Videotron branded mobile wireless telephony services. Recently, on August 10, 2006, we launched our mobile wireless telephony services in the Quebec City area. Since then, the service has been completely rolled out throughout the Province of Québec. Our services include international roaming and popular options. We are responsible for acquiring and billing customers, as well as for providing customer support under our own brand. We operate as a Mobile Virtual Network Operator, or MVNO, utilizing wireless voice and data services provided by Rogers Wireless across its GSM/GPRS network.
     On January 1, 2005, our subsidiary Vidéotron TVN Inc., or Vidéotron TVN, was liquidated into us, and on December 31, 2004, our subsidiary Vidéotron (1998) ltée was liquidated into us. These transactions had no impact on our consolidated financial statements.
Overview
     Our primary sources of revenue are subscriptions from our customers for cable television, Internet access services, cable telephony services, mobile wireless telephony services, and the rental and sale of digital video discs, or DVDs and video cassettes. Our business is primarily subscription-based, which has historically provided stable revenues and shown relatively low sensitivity to changes in general economic conditions. We provide a wide variety of cable subscription packages at a range of prices. Internet revenues include amounts from both our cable-modem Internet access and, to a lesser degree, dial-up customers. As of December 31, 2006, we had 791,966 cable-modem Internet access customers and 13,426 dial-up customers.
     The commercial launch of our residential cable telephony services occurred in January 2005 and we launched the services to new areas throughout 2005 and 2006. As of December 31, 2006, cable telephony service was available to approximately 83.9% of all of our homes passed by cable.

     The commercial launch of our mobile wireless telephony services occurred in August 2006. Since then, the service has been completely rolled out throughout the Province of Québec and as of December 31 2006, 11,826 lines had been activated.
     Because our cable television, Internet access and cable telephony services use the same network, we have only one significant business segment. Our other revenues primarily come from sales of equipment and from our subsidiary, Le SuperClub Vidéotron ltée, via the rental of DVDs and videocassettes.
     Our direct costs consist primarily of television programming costs, Internet bandwidth and transportation costs, set-top box and modem costs, and purchasing costs for DVDs and video cassettes. These costs vary, depending on the number of customers and the prices negotiated with our suppliers.
     Major components of operating expenses include salaries and benefits, subcontracting costs, materials, advertising, and regulatory contributions.
     During the year ended December 31, 2006, we recorded net increases of 66,298 basic cable customers, 153,995 cable-modem Internet access service customers, 149,017 digital television service customers, including those who upgraded from our analog cable service, we added 234,881 customers for our cable telephony services, which we commercially launched in January 2005 and we activated 11,826 lines for our new mobile wireless services.
     We use the supplemental financial measure operating income to assess our operating results and financial performance. Operating income and ratios based on this measure are not required by or recognized under Canadian GAAP or U.S. GAAP. We define operating income, as reconciled to net income under Canadian GAAP, as income before depreciation and amortization, financial expenses, dividend income from parent company, other items (consisting of restructuring charges), income taxes and non-controlling interest in a subsidiary. Operating income margin is operating income as a percentage of operating revenues. Operating income and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions or dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and U.S. GAAP. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community to analyze and compare companies. You should note our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure. We provide a reconciliation of operating income to net income (loss) under Canadian GAAP and U.S. GAAP in Note 9 under “Item 3. Key Information – Selected Financial Data”.
     Average monthly revenue per user, or ARPU, is an industry metric that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement that is required by or recognized under Canadian GAAP or U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate ARPU by dividing our combined cable television, Internet access and cable telephony revenues by the average number of our basic cable customers during the applicable period, and then dividing that result by the number of months in the applicable period.
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     Revenues
     Consolidated operating revenues for the year ended December 31, 2006 reached $1,309.6 million compared to $1,080.4 million in 2005, representing an increase of $229.2 million (21.2%).
     Cable television revenues for the year ended December 31, 2006 increased by $58.9 million (9.5%) compared to 2005 to reach $677.3 million. This growth was primarily due to an increase of 71,360 average cable customers over the previous year, higher sales for our video-on-demand and pay-TV products, migration from analog to digital as well as price increases. This growth was partially offset by lower equipment rental revenues and higher product bundling leading to higher discounts. In 2006, we recorded a net gain of 66,298 cable television customers (4.4%), bringing the number of our basic cable customers to 1,572,411 at December 31, 2006, versus an increase of 53,559 customers (3.7%) in 2005 and a total of 1,506,113 basic cable customers at December 31, 2005. We increased the number of our digital customers by 149,017 (31.4%) during the year ended December 31, 2006, compared to an increase of 140,965 (42.2%) in 2005. In 2006, ARPU for our cable television services increased from $35.23 to $36.79.
     Internet revenues for the year ended December 31, 2006 increased by $74.3 million (27.4%), mainly due to an increase of 156,962 in the average number of cable-modem Internet customers during the year over the average number in the year ended December 31, 2005, along with increases revenues from consumption of bandwidth over stated limit and price increases. The number of cable-modem Internet customers increased by 153,995 (24.1%) to 791,966 as of December 31, 2006, compared with an increase of 135,341 (26.9%) to 637,971 customers in 2005. For the year ended December 31, 2006, ARPU for our Internet services increased from $38.96 to $39.32. This growth was due primarily to price increases and higher usage revenues, partially offset by a higher proportion of customers opting for lower priced packages.
     Telephony revenues for the year ended December 31, 2006, increased by $87.5 million (414.7%), mainly due to an increase of 225,010 in the average number of cable telephony customers during the year over the average number in the year ended December 31, 2005, along with price increases. The number of cable telephony customers increased by 234,881 (144.1%) to 397,860 as of December 31, 2006, compared with an increase of 160,844 to 162,979 customers in 2005. For the year ended December 31, 2006, ARPU for our cable telephony services was $31.66 while it was at $30.54 in 2005, an increase mostly due to price increases. We also launched our mobile wireless telephony services in 2006. As of December 31 2006, 11,826 lines had been activated.
     Business solution revenues for the year ended December 31, 2006 were $74.4 million compared to $78.4 million for the same period in 2005, representing a decrease of $4.0 million (-5.1%), mainly due to the restructuring of a contract with an affiliated company.
     Revenues from video stores for the year ended December 31, 2006 increased by $0.4 million (0.8%) to $55.6 million, mainly due to the acquisition of new stores in 2005 and 2006, partially offset by lower video rentals, retail sales and royalties.
     Other revenues, which represent mainly sales of equipment to customers, increased by $12.1 million to $48.7 million for the year ended December 31, 2006, compared to $36.6 million for the same period in 2005. This increase was mainly due to a higher sales volume of digital and digital HD set-top boxes, partially offset by lower selling prices.
     Direct Costs and Operating, General and Administrative Expenses
     Direct costs increased by $45.8 million (15.6%) to reach $338.9 million for the year ended December 31, 2006, versus $293.1 million for the same period in 2005. Direct costs for cable television services increased by $36.0 million for the year ended December 31, 2006, due to a larger number of customers, a higher penetration of digital customers, and the addition of content on our video-on-demand service. Internet access direct costs for the year ended December 31, 2006 increased by $2.3 million, due to a greater number of Internet access customers and an increase in bandwidth usage. This increase was partially offset by the lower procurement cost of the bandwidth. Direct costs for telephony services increased by $6.8 million due to the growth in the number of customers. Other costs increased by $0.7 million, mainly due to a higher volume of acquisition of set-top boxes partially offset by lower acquisition costs for these set-top boxes and a favorable exchange rate on the U.S. dollar.
     Operating, general and administrative expenses increased by $84.3 million (22.6%) to reach $458.0 million for the year ended December 31, 2006, compared to $373.7 million for the same period in 2005. This increase was mainly due to additional resources required to support the growth of telephony, Internet access and cable television customer base. Contributions to regulatory funds, management fees and stock options charges also increased compared to the same period in 2005.

     Operating Income
     Operating income for the year ended December 31, 2006 was $512.7 million, compared to $413.6 million for the same period in 2005, representing an increase of $99.1 million (24.0%). Operating income margin increased to 39.2% for the year ended December 31, 2006 from 38.3% for the previous period. This increase was mainly due to the growth in customers, combined with lower subsidies on equipment sold which amounted to $28.7 million (2.5% of related sales) for the year ended December 31, 2006, compared to $36.7 million (4.0% of related sales) for the same period in 2005. We provide our definition of operating income under “—Overview of Results” above, and we provide a reconciliation of operating income to net income in Note 9 under “Item 3. Key Information — Selected Financial Data”.
     Depreciation and Amortization
     Depreciation and amortization expenses for the year ended December 31, 2006 were $185.1 million compared to $166.3 million for the same period in 2005, representing an increase of $18.8 million (11.3%), due to additional acquisitions of fixed assets, mostly related to telephony and Internet access services.
     Financial Expenses and Dividend Income
     Financial expenses for the year ended December 31, 2006 were $79.6 million, as compared to $74.7 million for the same period in 2005, representing an increase of $4.9 million (6.6%). This increase was attributable to an increase in interest expenses on our long-term debt due to our new 6 3/8% Senior Notes due December 15, 2015, issued on September 16, 2005 and the utilization of our revolving credit facilities. See “Liquidity and Capital Resources — Sources of Liquidity and Capital Resources — Capital Market Debt Financing”.
     Income Taxes
     Income tax expenses for the year ended December 31, 2006 were $64.2 million, compared to $69.8 million for the same period in 2005, representing an effective tax rate of 25.9% compared to 40.4% in 2005. The decrease is primarily due to a reduction in the Federal future enacted tax rates in 2006 which reduced our current year income taxes by $14.9 million and to an increase in the provincial future enacted tax rates in 2005, which increased our last year income taxes by $10.7 million. Without those changes, the effective tax rates would have been 31.9% in 2006 compared to 34.3% in 2005. This decrease is mainly due to the abolition of the Federal Large Corporation Tax in 2006.
     Net Income
     Net income was $183.7 million for the year ended December 31, 2006, as compared to $102.7 million for the same period in 2005, an increase of $81.0 million (78.9%).
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
     Revenues
     Consolidated operating revenues for the year ended December 31, 2005 were $1,080.4 million compared to $937.7 million for 2004, representing an increase of $142.7 million (15.2%).
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
     Cable telephony revenues for the year ended December 31, 2005, the first year of our cable telephony operations, were $21.1 million. During the year ended December 31, 2005, we recorded a net increase of 160,844 in the number of our cable telephony customers to 162,979 as at the end of the year. ARPU for our cable telephony services was $30.54 for the year ended December 31, 2005.
     Business solution revenues for the year ended December 31, 2005 were $78.4 million compared to $66.1 million for the same period in 2004, representing an increase of $12.3 million (18.6%), mainly due to a contract with an affiliated company.
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
     Direct Costs and Operating, General and Administrative Expenses
     Direct costs increased by $36.9 million (14.4%) to reach $293.1 million for the year ended December 31, 2005, versus $256.2 million for 2004. Direct costs for cable television services, which consist primarily of programming costs, increased by $14.5 million for the year ended December 31, 2005, due to a larger number of customers, a higher penetration of digital customers, and the increased penetration of our video-on-demand service. Most of the programming fees paid for Canadian services that we distribute are at fixed rates per customer for the duration of the contracts. Internet access direct costs for the year ended December 31, 2005 increased by $1.1 million, due to a greater number of Internet access customers and an increase in bandwidth use per customer. This increase was offset by the lower cost of the bandwidth. Direct costs for cable telephony services, consisting of long distance and portability amounted to $3.3 million. Other costs increased by $18.0 million, mainly due to a contract with an affiliated company and to the greater number of set-top boxes sold, partially offset by lower acquisition costs for such equipment and more favorable exchange rate on the U.S. dollar.
     Operating, general and administrative expenses increased by $55.9 million (17.6%) to reach $373.7 million for the year ended December 31, 2005, compared to $317.8 million for 2004. This increase was mainly due to the launch of our new cable telephony services, higher sales expenses, as well as non-recurrent gains of $4.1 million in 2004.
     Operating Income
     Operating income for the year ended December 31, 2005 was $413.6 million, compared to $363.8 million for 2004, representing an increase of $49.8 million (13.7%). Operating income margin decreased to 38.3% for the year ended December 31, 2005 from 38.8% in 2004. The reduction in operating income margin was mainly due to a negative operating income margin in the launch period of the new cable telephony services. Subsidies on equipment sold to customers amounted to $36.7 million (4.0% of related sales) for the year ended December 31, 2005, compared to $36.8 million (4.6% of related sales) for 2004. We provide our definition of operating income under “—Overview of Results” above, and we provide a reconciliation of operating income to net income in Note 9 under “Item 3. Key Information — Selected Financial Data”.

     Depreciation and Amortization
     Depreciation and amortization expenses for the year ended December 31, 2005 were $166.3 million compared to $163.9 million in 2004, representing an increase of $2.4 million (1.5%), due to an increase in the acquisition of fixed assets, mostly related to cable telephony services.
     Financial Expenses and Dividend Income
     Financial expenses for the year ended December 31, 2005 were $74.7 million, as compared to $203.9 million for 2004, representing a decrease of $129.2 million (63.4%). This decrease was attributable to $108.5 million in interest expense paid in 2004 on the $1.1 billion subordinated loan from Quebecor Media, our parent company, which was compensated by $111.1 million in dividend income from the $1.1 billion investment in the preferred shares of Quebecor Media. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”. The decrease was also due to the favorable change in the fair value of interest rate swaps in the amount of $1.2 million, compared to a $4.6 million negative impact in 2004. The decrease was offset, however, by an increase in interest expenses on our long-term debt due to the refinancing of part of our long-term debt in November 2004 and our new 6 3/8% Senior Notes due December 15, 2015 issued on September 16, 2005. See “— Liquidity and Capital Resources — Sources of Liquidity and Capital Resources — Capital Market Debt Financing”.
     Income Taxes
     Income tax expenses for the year ended December 31, 2005 were $69.8 million, compared to $6.7 million of income taxes recovered in 2004, representing an effective tax rate of 40.4% compared to –6.3% in 2004. In 2005, our effective tax rate was 34.3%, but changes in enacted tax rates increased the future income tax and had an impact on the current year of $10.7 million. In 2004, income taxes were lower due to a favorable settlement of notices of assessment in an amount of $17.5 million, and to tax consolidation transactions, through which the dividend income we received from Quebecor Media, our parent company, was non-taxable, resulting in an expense reduction of $34.4 million. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.
     Net Income
     Our net income was $102.7 million for the year ended December 31, 2005, as compared to $111.7 million for 2004, a decrease of $9.0 million (-8.1%). Higher income before income taxes was offset by the increase in our effective tax rate as discussed above under “— Income Taxes”. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.
Liquidity and Capital Resources
     Uses of Liquidity and Capital Resources
     Our principal liquidity and capital resource requirements consist of:
•	capital expenditures to maintain and upgrade our network in order to support the growth of our customer base and the launch and expansion of new or additional services;

•	the service and repayment of our debt; and

•	distributions to our shareholder.
     Capital Expenditures. During the year ended December 31, 2006, we paid $302.6 million in fixed assets, compared to $219.9 million for the same period in 2005, an increase of $82.7 million. Capital investment related to our telephony services amounted to $93.7 million in 2006, compared to $53.7 million in 2005. This increase was principally attributable to HFC network modernizations and investments in our Internet network. We continue to focus on success-driven capital spending and on maintaining our network in very good condition.

Fixed assets additions	2006	2005
	(in millions)
Customer premises equipment	$111.9	$120.7
Scaleable infrastructure	68.2	39.7
Line extensions	25.7	16.6
Upgrade/Rebuild	50.3	21.4
Support Capital	46.5	21.5

Total fixed assets additions	$302.6	$219.9

     Our strategy of maintaining a leadership position by offering a variety of related products and services, as well as launching new and advanced products and services, requires investments in our network to support growth in our customer base and in bandwidth requirements. Accordingly, we have implemented a modernization program to upgrade our networks in Quebec City and in the central region of Québec from a bandwidth of 480 MHz to 750 MHz or greater. We expect to complete the Quebec City modernization in the first half of 2007 and the central region in the Summer of 2007, which will bring approximately 94% of our network in the Province of Québec to an upgraded bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever-increasing speed of Internet access and increasing demand for our new cable telephony service, we are currently considering a number of alternatives as to how best address these increasing network capacity requirements resulting from higher demand for such advanced products and services. Implementing one or a combination of these alternatives would require substantial investments in our network in the coming years.
     Service and Repayment of Our Debt. On January 17, 2006, we reimbursed the principal amount of the subordinated loan ($150 million) and all interest owed at that date to Quebecor Media for a total consideration of $168.0 million. At that date, we also reduced the paid-up capital on our common shares and paid a total consideration of $83.7 million to our parent company. The repayment of the loan and the reduction of the paid-up capital were financed through the use of our revolving facility in an amount of $237 million.
     During the year ended December 31, 2006, we made cash interest payments of $81.4 million, compared to $66.0 million for the same period in 2005. The increase is mainly due to interest paid concurrently to the reimbursement of the above noted subordinated loan.
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
     On November 19, 2004, concurrent with the issuance of US$315.0 million in principal amount of our Notes (in addition to the US$335.0 million in principal amount of our Notes then outstanding), we repaid in full the outstanding indebtedness under our $318.1 million Term loan C from our credit facilities and increased our total borrowing capacity under our revolving credit facility by $350.0 million to $450.0 million and extended its maturity to November 2009. As at December 31, 2005, we had no outstanding balance on this facility.
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
     Distributions to our Shareholder. During the year ended December 31, 2006, we paid $108.7 million to our sole shareholder, Quebecor Media in respect of a reduction of paid-up capital as well as a payment of $10.0 million to the same shareholder for the payment of dividends, compared to a reduction of paid-up capital of $45.7 million and a payment of dividends of $210.0 million for the same period in 2005. See Note 14 to our consolidated financial statements for the years ended December 31, 2005 and 2006 included under “Item 17. Financial Statements” in this annual report. We currently expect to make distributions to our shareholder in the future, subject to the terms of our indebtness and applicable laws. See “Item 8. Financial Information — Dividend Policy” elsewhere in this annual report
     Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan. Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into certain transactions described below that have had the effect of consolidating tax losses within the Quebecor Media group.
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
     On January 3, 2007, we entered in a back-to-back transaction by contracting a subordinated loan of $1.0 billion from Quebecor Media and used the entire proceeds of this borrowing to purchase 1,000,000 Preferred Shares, Series B of 9101-0835 Québec inc., a subsidiary of Quebecor Media. The subordinated loan bears interest at a rate of 10.5%, payable semi-annually, and matures on January 3, 2022. The Preferred Shares, Series B carry the right to receive a cumulative annual dividend of 10.85% payable semi-annually. See also Note 23 to our consolidated financial statements under “Item 17. Financial Statements” of this annual report.
     Contractual Obligations and Other Commercial Commitments. Our material obligations under firm contractual arrangements, including commitments for future payments under our credit facilities, our various Notes and operating lease arrangements, as of December 31, 2006, are disclosed in Notes 13, 16 and 17 of our annual consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 included under “Item 17. Financial Statements” in this annual report. Except for the borrowing on our revolving credit facilities, there have been no significant changes to our material contractual obligations and other commercial commitments since December 31, 2005.

	Payments Due by Period
	as of December 31, 2006
	Total	< 1 year		2-3 years	4-5 years	> 5 years
	(in millions)
Contractual obligations:
6 7/8% Senior Notes due January 15, 2014	$769.1	$		$—	$—	$769.1
6 3/8% Senior Notes due December 15, 2015	203.1		—	—	—	203.1
Cash Interest Expense(1)	610.0		76.9	153.8	153.8	225.5
Operating leases and other debt	76.7		33.5	27.8	8.7	6.7

Total contractual cash obligations	$1,658.9		$110.4	$181.6	$162.5	$1,204.4

(1)	Estimate of interest to be paid on long-term debt based on the interest rates and foreign exchange rate as at December 31, 2006.
     We rent equipment and premises under various operating leases. As of December 31, 2006, we estimate that the minimum aggregate payments under these leases over the next years will be approximately $76.7 million. During the year ended December 31, 2006, we renewed or extended several leases and entered into new operating leases.

     Effective January 1, 2002, we entered into a five-year management agreement with Quebecor Media for services it provides to us, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations, and other services. This agreement provides for an annual management fee payable to Quebecor Media of which we paid $23.4 million for the year ended December 31, 2006. This agreement has been renewed for 2007. See “Major Shareholders and Related Party Transactions — Related Party Transactions — Management Services and Others”.
As of December 31, 2006, there were no material commitments for capital expenditures.
Sources of Liquidity and Capital Resources
     Our primary sources of liquidity and capital resources are:
•	funds from operations;

•	financing from related party transactions;

•	capital markets debt financing; and

•	our credit facilities.
     Funds from Operations. Cash provided by operating activities during the year ended December 31, 2006 was $440.6 million, compared to $387.2 million for the same period in 2005, representing an increase of $53.4 million (13.8%). Cash flow from operations before changes in non-cash operating items amounted to $449.2 million for the year ended December 31, 2006, compared to $353.7 million for the same period in 2005. This $95.5 million increase is mainly due to higher operating income. Cash used by the changes in non-cash operating items was $8.6 million for the year ended December 31, 2006, compared to $33.5 million provided for the same period in 2005, representing an increase of $42.1 million. The variation in non-cash operating items was primarily due to payments of interests to Quebecor Media and an increase of inventories.
     Cash provided by operating activities during the year ended December 31, 2005 was $387.2 million, compared to $329.4 million in 2004, representing an increase of $57.8 million (17.5%). Cash flow from operations before changes in non-cash operating items amounted to $353.7 million for the year ended December 31, 2005, compared to $318.9 million in 2004. This $34.8 million increase is mainly due to higher operating income. Cash provided by the changes in non-cash operating items was $33.5 million for the year ended December 31, 2005, compared to $10.6 million in 2004, representing an increase of $22.9 million. The variation in non-cash operating items was mainly due to the timing of payments to suppliers and affiliated companies.
     Financing from Related Parties. During the year ended December 31, 2004, we acquired income tax assets from Quebecor Media of $62.0 million, of which $55.5 million was recorded as future income tax assets and $6.5 million as income taxes receivable. The consideration, paid in 2005 to Quebecor Media, amounted to $35.2 million and the difference of $26.8 million was credited to contributed surplus.
     Credit Facilities. On January 17, 2006, we drew $237.0 million on our revolving credit facility to reimburse the capital and interest of the subordinated loan to the parent company and paid $83.7 million as a reduction of paid-up capital. As of December 31, 2006, we had an outstanding balance of $49.0 million while $401.0 million was not used on this revolving credit facility.
     We believe that, based on our current levels of operations and anticipated growth, our cash from operations, together with other available sources of liquidity described above, will be sufficient to fund our anticipated capital expenditures and to make the required payments of principal and interest on our debt, including payments due on our 6 7/8% Senior Notes, due January 15, 2014, and our 6 3/8% Senior Notes due December 15, 2015, as well as under our credit facilities. We have in the past made significant distributions to our shareholder, and currently expect to make distributions to our shareholder in the future. See “Item 8. Financial Information — Dividend Policy” elsewhere in this annual report.
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
Long-Lived Assets
     We review our fixed assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of fixed assets is measured by comparing the carrying amount of the assets to the projected cash flows the assets are expected to generate. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value.
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
     In our determination of the recoverability of fixed assets and goodwill, we based our estimates used in preparing the discounted cash flows on historical and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
     Employee Future Benefits
     Pensions. Pension costs of our defined benefit pension plan are determined using actuarial methods and could be impacted significantly by our assumptions and estimates regarding future events, including expected return on plan assets, rate of compensation increases, retirement ages of employees and other actuarial assumptions. The fluctuation of the discount rate at each measurement date also has an impact.
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
     The employee future benefits accounting policy is explained in Note 1(n) to our audited consolidated financial statements, included under “Item 17. Financial Statements” in this annual report, and assumptions on expected return on plan assets, rate of compensation increases and discount rates are disclosed in Note 3 to our audited consolidated financial statements included under “Item 17. Financial Statements” in this annual report.
OFF-BALANCE SHEET ARRANGEMENTS
     Operating Leases
     We have guaranteed a portion of the residual values of certain assets under our operating leases for the benefit of the lessor. Should we terminate these operating leases prior to the term and should the fair value of these assets be less then the guaranteed residual value, we must, under certain conditions, compensate the lessor for a portion of the shortfall. As at December 31, 2006, the maximum aggregate exposure in respect of these guarantees was $5.7 million and no amount was recorded in the consolidated financial statements.

     Guarantees under Lease Agreements
     One of our subsidiaries has provided guarantees to the lessor under premises leases of certain franchisees, with expiry dates through 2015. We must, under certain conditions, compensate the lessor should the franchisee default. As at December 31, 2006, the maximum exposure in respect of these guarantees was $7.7 million. No liability was recorded in the consolidated balance sheet since the subsidiary does not expect to make any payments pertaining to these guarantees. Recourse against the franchisee is also available, up to the total amount due.
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
RISKS AND UNCERTAINTIES
     In the normal course of business, we are exposed to fluctuations in interest and exchange rates. As of December 31, 2006, we were using derivative financial instruments to reduce our foreign exchange and interest rate exposure, such as interest rate and cross-currency swaps to manage our interest rate and foreign exchange exposure. There have been no significant changes in our exposure to fluctuations in interest and exchange rates since December 31, 2005.
     While these agreements expose us to the risk of non-performance by a third party, we believe that it is unlikely to incur such a loss due to the creditworthiness of our counterparties. A description of the financial derivatives used by us as of December 31, 2006 is provided in note 1(k) of our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 included under “Item 17. Financial Statements” in this annual report, and in “Item 11. Quantitative and Qualitative Disclosure about Market Risk” below.
     Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivable amounts from individual customers. As of December 31, 2006, we had no significant concentration of credit risk.
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
     During the year ended December 31, 2006, we entered into forward exchange contracts to hedge the foreign exchange fluctuations relating to a portion of our 2007 customer equipment and other purchases by fixing the U.S. dollar/Canadian dollar exchange rate. As of December 31, 2006, we had fixed the exchange rate at 1.1152 on an amount of $50.4 million.
     During the year ended December 31, 2005, we entered into cross-currency interest swaps to hedge the foreign exchange fluctuations relating to our 6 3/8% Senior Notes of US$175.0 million in principal amount, due December 15, 2015, by fixing the U.S. dollar/Canadian dollar exchange rate at 1.1781 and by fixing the interest rate at 5.98% on a notional amount of $206.2 million. During the year ended December 31, 2005, we also entered into forward exchange contracts to hedge the foreign exchange fluctuations relating to a portion of our 2006 customer equipment and other purchases by fixing the U.S. dollar/Canadian dollar exchange rate. As of December 31, 2005, we had fixed the exchange rate at 1.1790 on an amount of $10.4 million.
     During the year ended December 31, 2004, we entered into cross-currency interest swaps to hedge the foreign exchange fluctuations relating to the additional issuance of US$315.0 million in principal amount of our 6 7/8% Senior Notes, due January 15, 2014, by fixing the U.S. dollar/Canadian dollar exchange rate at 1.1950 and by fixing the interest rate at 7.45% on a notional amount of $149.4 million, and by fixing the exchange rate at 1.2000 and opting for a floating interest rate based on the bankers’ acceptance rate plus 2.80% on a notional amount of $228.0 million. We also entered into forward exchange contracts to hedge the foreign exchange fluctuations relating to our CF Cable Notes (all of which were redeemed on July 15, 2005) by fixing the U.S. dollar/Canadian dollar exchange rate at 1.3573 on a notional amount of $53.5 million. During the year ended December 31, 2004, we entered into forward exchange contracts to hedge the foreign exchange fluctuations relating to a portion of our 2005 customer equipment and other purchases by fixing the U.S. dollar/Canadian dollar exchange rate. As of December 31, 2004, we had fixed the exchange rate at 1.1974 on an amount of $18.5 million.
     We have also entered into interest rate swaps to manage our interest rate exposure. We are committed to exchanging, at specific intervals, the difference between the fixed and floating interest rate calculated by reference to the notional amounts. As at December 31, 2006, we were committed to paying a fixed interest rate of 3.75% on a notional amount of $5.0 million, and will receive a floating interest rate based on bankers’ acceptance with a three-month maturity.
     Foreign currency fluctuations have created gains or losses in our results on the non-hedged U.S. dollar-denominated short-term monetary. For the year ended December 31, 2006, we had an unrealized foreign exchange loss of $1.1 million, as compared to $1.4 million gain for 2005.
Regulation
     We are subject to extensive government regulations, mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the Canadian Radio-television and Telecommunications Commission. Changes to the regulations and policies governing broadcast television, specialty channels and program distribution through cable and direct broadcast satellite services, Internet service providers, cable telephony services, mobile wireless services, as well as the introduction of new regulations or policies or terms of license or treatment of the tax deductibility of advertising expenditures, could have a material effect on our business, financial condition or results of operations. See “Item 4. Information on the Company—Business Overview — Regulation”.
Canadian and United States Accounting Policy Differences
     We prepare our financial statements in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. The areas of material differences and their impact on our financial statements are described in note 24 to our audited consolidated financial statements. Significant differences include the accounting for derivative financial instruments and the accounting for development and pre-operating costs.
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
     Under U.S. GAAP, we would apply push-down accounting to reflect the new basis of the assets and liabilities after being acquired by Quebecor Media. Under the push-down basis of accounting, the following adjustments were accounted for from the acquisition date:

As of October 23, 2000
(in millions)
Fixed assets	$110.8
Deferred charges	(22.6)
Goodwill	4,631.1

Change in assets	4,719.3

Accrued charges	41.5
Future income taxes	24.4

Change in liabilities	65.9

Change in contributed surplus	$4,653.4

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

ITEM 6- DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
     The following table presents certain information concerning our directors and executive officers as of March 1, 2007:

Name and Municipality of Residence	Age	Position
Serge Gouin	63	Director and Chairman of the Board
Montréal, Québec
Jean La Couture, FCA(1)	60	Director and Chairman of the Audit Committee
Montréal, Québec
André Delisle(1)	60	Director
Montréal, Québec
A. Michel Lavigne, FCA(1)	56	Director
Brossard, Québec
Pierre Karl Péladeau	45	Director
Montréal, Québec
Robert Dépatie	48	President and Chief Executive Officer
Rosemère, Québec
Yvan Gingras	49	Executive Vice President, Finance and Operations,
Montréal, Québec		and Chief Financial Officer
Jean Novak	43	President, Videotron Business Service
Beaconsfield, Québec
Donald Lizotte	40	President, Le SuperClub Vidéotron and Retail Sales
Kirkland, Québec		Vidéotron
Manon Brouillette	38	Senior Vice President, Marketing, Content
Outremont, Québec		and New Product Development
Daniel Proulx	48	Senior Vice President, Engineering
Montréal, Québec
André Gascon	45	Vice President, Information Technologies
Longueuil, Québec
Marie-Josée Marsan	44	Vice President, Control
Montréal, Québec
Normand Vachon	58	Vice President, Human Resources
Repentigny, Québec
Louis Morin	49	Vice President
Kirkland, Québec
Frédéric Despars	39	Vice President, Legal Affairs
Candiac, Québec
Roger Martel	58	Vice President, Internal Audit
Repentigny, Québec
Édouard G. Trépanier	55	Vice President, Regulatory Affairs
Boucherville, Québec
Jean-François Pruneau	36	Treasurer
Repentigny, Québec

Name and Municipality of Residence	Age	Position
Claudine Tremblay	53	Secretary
Nuns’ Island, Québec
Christian Marcoux	32	Assistant Secretary
Laval, Québec

(1)	Member of our Audit Committee.
     Serge Gouin, Director and Chairman of the Board of Directors. Mr. Gouin has been a Director and Chairman of the Board of Directors of Videotron Ltd. since July 2001. Mr. Gouin has also been a Director of Quebecor Media Inc. since May 25, 2001, and he re-assumed the position of Chairman of its Board of Directors in May 2005, having also held that position from January 2003 to March 2004. Mr. Gouin served as President and Chief Executive Officer of Quebecor Media Inc. from March 2004 until May 2005. Mr. Gouin also has served as Director and Chairman of the Board of Directors of Sun Media Corporation since May 2004. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Le Groupe Vidéotron. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of TVA Group Inc. Mr. Gouin is also a member of the board of Directors of Cott Corporation, Onex Corporation and of TVA Group Inc.
     Jean La Couture, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has served as a Director of our company and Chairman of our Audit Committee since October 2003, and he has also been a Director and the Chairman of the Audit Committee of each of Quebecor Media Inc. and Sun Media Corporation since May 5, 2003 and June 2003, respectively. Mr. La Couture, a Fellow Chartered Accountant, is President of Huis Clos ltée, a management and mediation firm. He also acts as President for the Regroupement des assureurs de personnes à charte du Québec (RACQ) since August 1995. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company, from 1990 to 1994. Mr. La Couture also serves as Director of several corporations, including Quebecor Inc. and Groupe Pomerleau (a Québec-based construction company), Tecsult Inc.and Immunotec Inc. He is Chairman of the Board of Innergex Power Trust, Americ Disc Inc. and Maestro (a real estate capital fund).
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
     A. Michel Lavigne, FCA, Director and member of the Audit Committee. Mr. Lavigne has served as a Director of Videotron and member of its Audit Committee since June 30, 2005. Since that date, Mr. Lavigne has also served as a Director and member of the Audit Committee and the Compensation Committee of Quebecor Media Inc., and as a Director and member of the Audit Committee of Sun Media Corporation and of TVA Group Inc. Mr. Lavigne is a Director and member of the Audit Committee of Nurun Inc. since May 2006. Mr. Lavigne is also a Director of the Caisse de dépôt et placement du Québec and Nstein Technologies Inc., as well as the Chairman of the Board of each of Primary Energy Recycling Corporation and Teraxion Inc. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montréal, Québec, Chairman of the Board of Grant Thornton Canada and was a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Accountant of the Ordre des comptables agréés du Québec and a member of the Canadian Institute of Chartered Accountants since 1973.
     Pierre Karl Péladeau, Director. Mr. Péladeau has served as a Director of our company since June 2001. Mr. Péladeau is also President and Chief Executive Officer of Quebecor Inc. Mr. Péladeau joined Quebecor’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions in the Quebecor group of companies. In 1994, Mr. Péladeau helped establish Quebecor Printing Europe and, as its President, oversaw its growth in France, the

United Kingdom, Spain and Germany to become one of Europe’s largest printers by 1997. In 1997, Mr. Péladeau became Executive Vice President and Chief Operating Officer of Quebecor Printing Inc. (which has since become Quebecor World Inc.). In 1999, Mr. Péladeau became President and Chief Executive Officer of Quebecor Inc. Mr. Péladeau was our President and Chief Executive Officer from July 2001 until June 2003 and was the President and Chief Executive Officer of Quebecor Media Inc. from August 2000 to March 2004. Mr. Péladeau was named Vice Chairman of the Board of Directors and Chief Executive Officer of Quebecor Media Inc. on May 11, 2006. From March 12, 2004 to May 11, 2006, he also served as President and Chief Executive Officer of Quebecor World Inc. Mr. Péladeau sits on the board of numerous companies in the Quebecor group and is active in many charitable and cultural organizations. Pierre Karl Péladeau is the brother of Érik Péladeau.
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
     Yvan Gingras, Executive Vice President, Finance and Operations and Chief Financial Officer. Mr. Gingras joined us in 2001 as Senior Vice President, Finance and Administration and was appointed our Executive Vice President, Finance and Operations in July 2003. In addition, he was appointed our Chief Financial Officer in January 2005. Prior to joining us, Mr. Gingras was Vice President and Controller of Abitibi-Consolidated Inc. from 2000 to 2001. He also held several positions, including senior management functions, with Donohue Inc. from 1981 to 2000. Mr. Gingras has been a member of the Canadian Institute of Chartered Accountants since 1980. Mr. Gingras also serves as Chairman of the Board of Directors of SETTE inc.
     Jean Novak, President, Videotron Business Service. Mr. Novak has served in his current position since January 2006. Mr. Novak joined Videotron in May 2004 as Vice President, Sales. In January 2005, he became President, Business Division and in January 2006, he was appointed President, Videotron Business Service. Between 1988 and May 2004, Mr. Novak held various management positions in sales and distribution for Molson Breweries, Canada’s largest brewing company including General Manager for all on premise accounts and the Montréal sales region as well as Manager, Customer Service and Telesales in Québec. Mr. Novak holds a bachelor’s degree in marketing from the HEC Montréal.
     Donald Lizotte, President, Le SuperClub Vidéotron and Retail Sales Vidéotron. Mr Lizotte joined us in January 2005, as Vice-President, Sales Vidéotron and got promoted to his current responsibilities in September 2006. From 2000 to 2005, Mr Lizotte held various positions in sales and distribution for Molson Breweries, Canada’s largest brewing company, including General Manager Key Accounts as well as Regional Manager. Prior to Molson Breweries, Mr. Lizotte spent nine years in Toronto Ontario where he held various Sales management positions, including National Sales Manager for the Perrier Group, a Nestlé division, from 1998 to 2000. He started his career at Heinz Canada where he spent 8 years starting from a sales representative and moved to General Manager ECR. Mr. Lizotte has a bachelor’s degree in Management from the Université du Québec in Montréal.
     Manon Brouillette, Senior Vice President, Marketing, Content and New Product Development. Ms. Brouillette has been our Vice President, Marketing, since July 2004, our Vice President, New Product Development, since January 2005 and our Senior Vice President, Marketing, Content and New Product Development, since September 2006. Before joining our company, Ms. Brouillette was Vice President, Marketing and Communications of the San Francisco Group from April 2003 to February 2004. She was also responsible for the national and regional accounts of the Blitz division of Groupe Cossette Communication Marketing from April 2002 to April 2003. From September 1998 to April 2002, she worked at Publicité Martin inc. Ms. Brouillette holds a Bachelor’s degree in communications with a minor in marketing from Laval University.

     Daniel Proulx, Senior Vice President, Engineering. Prior to his appointment as Vice President, Engineering in July 2003, Mr. Proulx had served as our Vice President, Information Technology since July 2002. Mr. Proulx has held various management positions within Videotron Ltd. since joining us in 1995.
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
     Marie-Josée Marsan, Vice-President, Control. Ms. Marsan joined Videotron Ltd. in July 2006. Before joining us, Ms. Marsan held various senior positions mainly in the television & film industry, such as First Director of Finance and Administration at the Canadian Broadcast Company (CBC) from 1999 to 2006 and Vice-President, Finance and Business Development for Groupe Covitec inc, today known as Technicolor, from 1994 to 1999. Previously she worked for Groupe TVA as director of production and held various financial positions at General Motors of Canada. Ms. Marsan holds a bachelor’s degree in Finance from the HEC Montréal, a master degree in Finance issued conjointly by York University and HEC Montréal. She is also a member of the Certified General Accountants Association (CGA).
     Normand Vachon, Vice President, Human Resources. Mr. Vachon joined us in January 2005 as Vice President, Human Resources. Prior to joining us, Mr. Vachon acted as senior executive officer and organizational development consultant for many private organizations in the Province of Québec between 2001 and 2004 and has held the position of Vice President, Corporate and Vice President, Human Resources and Organizational Development at Nova Bus Corporation from 1995 to 2000. He was successively entrusted with the positions of Director of Operations at Alcan Smelters & Chemicals in Shawinigan, Manager of Alcan Wire and Cable’s Saint-Augustin plant in the Quebec City region and General Manager of Alcan Extrusions’ Laval plant from 1972 to 1994.
     Louis Morin, Vice President. Mr. Morin became Vice President and Chief Financial Officer of Quebecor Media Inc. on January 15, 2007. From December 2003 until January 2006, he served as Chief Financial Officer of Bombardier Recreational Products Inc. Prior to that Mr. Morin was Senior Vice President and Chief Financial Officer of Bombardier Inc. from April 1999 until February 2003 where he worked since 1982. Mr. Morin holds a Master degree as well as a Bachelor degree in Business Administration from the University of Montréal and is a Chartered Accountant.
     Frédéric Despars. Vice President, Legal Affairs. Mr. Despars was appointed Vice President, Legal Affairs of Videotron and Canoe Inc. in November 2006. Mr. Despars was Director, Legal Affairs of Quebecor Media Inc. from June 2001 to September 2004, and Senior Director, Legal Affairs of Quebecor Inc., Quebecor Media Inc. and Quebecor World Inc. from September 2004 to November 2006. Prior to joining the Quebecor group of companies in 2001, Mr. Despars was an attorney with the Paris office of Clifford Chance (from 2000 to 2001) and with the Montréal office of Fasken Martineau (from 1994 to 2000). Mr. Despars holds licences in both civil and common law from the University of Ottawa and a Master’s degree in business administration (MBA) from Laval University. He is also a Certified Management Accountant (CMA).
     Roger Martel. Vice President, Internal Audit. Mr. Martel has served as our Vice President, Internal Audit since February 16, 2004. He acts in the same capacity for Quebecor World Inc., Sun Media Corporation and Quebecor Inc. From February 2001 until February 2004, he was Principal Director, Internal Audit of Quebecor Media. Prior to that, he was an Internal Auditor of Le Groupe Vidéotron ltée.
     Edouard G. Trépanier, Vice President, Regulatory Affairs. Mr. Trépanier was appointed as the Vice President, Regulatory Affairs of Videotron in March 2002. He also serves as Vice President, Regulatory Affairs of Quebecor Media Inc. Mr. Trépanier was our Director, Regulatory Affairs from 1994 to 2001. Prior to joining us in 1994, Mr. Trépanier held several positions at the CRTC, including Director of Operations, Pay-television and Specialty Services. Prior to joining the CRTC, Mr. Trépanier worked as a television producer for TVA Group Inc., Rogers Communications Inc. and the Canadian Broadcasting Corporation in Ottawa. Mr. Trépanier is and has been a member of the boards of numerous broadcast industry organizations.
     Jean-François Pruneau, Treasurer. Mr. Pruneau has served as Treasurer of Videotron since October 31, 2005. In addition, Mr. Pruneau also has served as Treasurer of Quebecor Media Inc. and Sun Media Corporation since the same date and as Treasurer of Quebecor Inc. since February 2007. He also serves as Treasurer of various subsidiaries of Quebecor Media Inc. Before being appointed Treasurer of Quebecor Media Inc., Mr. Pruneau successively served as Director, Finance and Assistant Treasurer – Corporate Finance of Quebecor Media Inc. Before joining Quebecor Media Inc. in May 2001, Mr. Pruneau was Associate Director of BCE Media from 1999 to 2001. From 1997 to 1999, he served as Corporate Finance Officer at Canadian National Railway. He has been a member of the CFA Institute, formerly the Association for Investment Management and Research, since 2000.
     Claudine Tremblay, Secretary. Ms. Tremblay was appointed as Secretary of Videotron in November 2006. Ms. Tremblay is also currently Senior Director, Corporate Secretariat of Quebecor Inc. and Quebecor Media Inc. Ms. Tremblay has been Assistant Secretary of Quebecor Media Inc. since its inception and Secretary of its Audit Committee and Compensation Committee. She has been Assistant Secretary of Quebecor Inc. since August 1987. Since December 2004, Ms. Tremblay serves as Corporate Secretary of TVA Group Inc. and of Sun Media Corporation since September 2001. She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor Inc. Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des Notaires du Québec since 1977.
     Christian Marcoux. Assistant Secretary. Mr. Marcoux has been Assistant Secretary of Videotron since December 2006. He joined Quebecor Media Inc. in December 2006 as Senior Legal Counsel, Compliance. Since then, he has been acting as Secretary of Nurun inc. and Assistant Secretary of TVA Group Inc. and Sun Media Corporation. From January 2004 to December 2006, Mr. Marcoux was Manager, Listed Issuer Services at Toronto Stock Exchange. Prior to January 2004, Mr. Marcoux was an attorney with BCF LLP, a law firm, for three years.
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
     Audit Committee
     In 2003, Videotron formed an Audit Committee, which is currently composed of three directors, namely Messrs. Jean La Couture, André Delisle and A. Michel Lavigne. Mr. La Couture is the Chairman of our Audit Committee and our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” as defined under SEC rules. See “Item 16A. Audit Committee Financial Expert”. Our Board of Directors adopted the mandate of our Audit Committee in light of the Sarbanes-Oxley Act of 2002. Our Audit Committee assists our Board of Directors in overseeing our financial controls and reporting. Our Audit Committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.
     The current mandate of our Audit Committee provides, among other things, that our Audit Committee reviews our annual and quarterly financial statements before they are submitted to our Board of Directors, as well as the financial information contained in our annual reports on Form 20-F, our management’s discussion and analysis of financial condition and results of operations, our quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews our accounting policies and practices; and discusses with our independent auditor the scope of their audit and reviews their recommendations and the responses of our management to their recommendations. Our Audit Committee is also responsible for ensuring that we have in place adequate and effective internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our Audit Committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditor, and submits the appropriate recommendations to our Board of Directors in connection with these services and fees. Our Audit Committee also reviews the scope of the audit and the results of the examinations conducted by our internal audit department. In addition, our Audit Committee recommends the appointment of our independent auditors, subject to our shareholders’ approval. It also reviews and approves our Code of Ethics for our President and Chief Executive Officer and principal financial officers.
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
     Our directors do not receive any remuneration for acting in their capacity as directors of Videotron. The members of our Audit Committee do, however, receive attendance fees of $2,000 per meeting and the Chairman of our Audit Committee (currently, Mr. La Couture) receives an annual fee of $3,500 to act in such capacity. Our directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors and our Audit Committee. We paid an aggregate of $27,500 in cash compensation to the members of our Audit Committee, as a group, in annual fees and attendance fees for the year ended December 31, 2006.
     The aggregate amount of compensation we paid for the year ended December 31, 2006 to our executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was $3,408,585, including salaries, bonuses and profit-sharing payments.
     Quebecor Media’s Stock Option Plan
     Under a stock option plan established by Quebecor Media, 6,185,714 common shares of Quebecor Media (representing 5% of all of the outstanding shares of Quebecor Media) were set aside for officers, senior employees and other key employees of Quebecor Media and its subsidiaries, including Videotron. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the common shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of grant of the common shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. Unless authorized by the Quebecor Media Compensation Committee in the context of a change of control, no options may be exercised by an optionee if the shares of Quebecor Media have not been listed on a recognized stock exchange. Should the common shares of Quebecor Media have not been so listed on March 1, 2008, optionees may exercise, from March 1 to March 30; form June 1 to June 29; from September 1 to September 29, and from December 1 to December 30 of each year, starting March 1, 2008, their right to receive an amount in cash equal to the difference between the fair market value, as determined by Quebecor Media’s Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, common shares of Quebecor Media. Except under specific circumstances, and unless Quebecor Media’s Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by Quebecor Media’s Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of grant.

     As of December 31, 2006, an aggregate total of 861,767 options to purchase common shares of Quebecor Media have been granted to employees of Videotron, and are still outstanding, at a weighted average exercise price of $23.43 per share, as determined by Quebecor Media’s compensation committee in accordance with the terms and conditions of the Quebecor Media stock option plan. Of that number, 746,685 options to purchase common shares of Quebecor Media have been granted to executive officers of Videotron (excluding executive officers holding multiple positions within the Quebecor Media group of companies), at a weighted average exercise price of $23.35 per share.
     During the year ended December 31, 2006, an aggregate total of 291,782 options to purchase common shares of Quebecor Media have been granted to employees of Videotron at a weighted average exercise price of $31.97 per share, as determined by Quebecor Media’s compensation committee in accordance with the terms and conditions of the Quebecor Media stock option plan. Of that number, 250,932 options to purchase common shares of Quebecor Media have been granted to executive officers of Videotron (excluding executive officers holding multiple positions within the Quebecor Media group of companies), at a weighted average exercise price of $31.05 per share. For more information on this stock option plan, see Note 15 to our audited consolidated financial statements for the year ended December 31, 2006 included under “Item 17. Financial Statements” in this annual report.
     Quebecor Inc.’s Stock Option Plan
     Under a stock option plan established by Quebecor, 6,500,000 Quebecor Class B Shares have been set aside for directors, officers, senior employees and other key employees of Quebecor and its subsidiaries, including Videotron. The exercise price of each option is equal to the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the grant of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. Holders of options under the Quebecor stock option plan have the choice, when they want to exercise their options, to acquire Quebecor Class B Shares at the corresponding option exercise price or to receive a cash payment from Quebecor equivalent to the difference between the market value of the underlying shares and the exercise price of the option. Quebecor believes that employees will choose to receive cash payments on the exercise of stock options. The Board of Directors of Quebecor may, at its discretion, affix different vesting periods at the time of each grant.
     Pension Benefits
     Both Quebecor Media and Videotron maintain pension plans for our non-unionized employees.
     Quebecor Media’s pension plan provides higher pension benefits to eligible executive officers than those provided to other employees. The higher pension benefits under this plan equal 2.0% of average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and from the age of 61 years without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media’s pension plan are as prescribed by the Income Tax Act (Canada). An executive officer contributes to this plan an amount equal to 5.0% of his or her salary up to a maximum of $5,556 in 2007.
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

     The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media’s and our pension plans:

	Years of Membership
Compensation	10	15	20	25	30
$111,111 or more	$22,222	$33,333	$44,444	$55,556	$66,667
     Supplemental Retirement Benefit Plan for Designated Executives
     In addition to Quebecor Media’s and our pension plans, both Quebecor and we provide supplemental retirement benefits to certain designated executives. As of December 31, 2006, three of our senior executive officers were participants under Quebecor’s supplemental retirement benefit plan, and two of our senior executive officers were participants under our supplemental retirement benefit plan.
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
     As of December 31, 2006, our senior executive officers participating in Quebecor’s supplemental retirement benefit plan each had credited service of three or less than three years.
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
     As of December 31, 2006, one of our senior executive officers had a credited service of 5.4 years under our supplemental retirement benefit plan, while a second senior executive officer has 3.9 years of credited service under such plan.
     The table below indicates the annual supplemental pension that would be payable at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30
$200,000	$17,778	$26,667	$35,556	$44,445	$53,333
$300,000	$37,778	$56,667	$75,556	$94,445	$113,333
$400,000	$57,778	$86,667	$115,556	$144,445	$173,333
$500,000	$77,778	$116,667	$155,556	$194,445	$233,333
$600,000	$97,778	$146,667	$195,556	$244,445	$293,333
$800,000	$137,778	$206,667	$275,556	$344,445	$413,333
$1,000,000	$177,778	$266,667	$355,556	$444,445	$533,333

     Liability Insurance
     Quebecor carries liability insurance for the benefit of its directors and officers, as well as for the directors and officers of its direct and indirect subsidiaries, including Videotron and some of our associated companies, against certain liabilities incurred by them in such capacity. These policies are subject to customary deductibles and exceptions. The premiums in respect of this insurance are entirely paid by Quebecor and then reimbursed in part by Videotron.
EMPLOYEES
     At December 31, 2006, we employed 4,057 employees. At December 31, 2005 and 2004, we employed approximately 3,788 and 3,603 employees, respectively. Substantially all of our employees are based and work in the Province of Québec. Approximately 2,413 of our employees are unionized, and the terms of their employment are governed by one of our five regional collective bargaining agreements. Our two most important collective bargaining agreements, covering our unionized employees in the Montréal and Quebec City regions, have terms extending to December 31, 2009. We also have two collective bargaining agreements that cover our unionized employees in the Chicoutimi and Hull regions, with terms running through January 31, 2010 and August 31, 2011, respectively, and one other collective bargaining agreement for the employees of our SETTE subsidiary, expiring on December 31, 2007.
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
     Quebecor Media is 54.72% owned by Quebecor, a communications holding company, and 45.28% owned by CDP Capital d’Amérique Investissements Inc. Quebecor’s primary assets are its interests in Quebecor Media and Quebecor World Inc., one of the world’s largest commercial printers. CDP Capital d’Amérique Investissements Inc. is a wholly-owned subsidiary of Caisse de dépôt et placement du Québec, Canada’s largest pension fund manager, with approximately $237 billion in assets under management.
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
     For the year ended December 31, 2006, we paid a fee of $9.0 million to Archambault under the affiliation agreement and received a fee of $1.9 million from Archambault under the services agreement. For the year ended December 31, 2005, we paid a fee of $6.7 million to Archambault under the affiliation agreement and received a fee of $1.0 million from Archambault under the services agreement.
Call Center and Customer Support Agreement
     On May 3, 2002, we entered into a service agreement with Joncas Télexperts (or Télexperts), a division of Joncas Postexperts Inc. and an indirect subsidiary of Quebecor World Inc. In April 2005, Télexperts Quebecor Inc., a subsidiary of Quebecor Media, acquired Télexperts. Under this service agreement, Télexperts has agreed to provide us with certain administrative services, including the planning, set-up, operation and management of a new call center located in Montréal, and to provide operational and management services related to a second call center located in Montréal. In July 2006, Télexperts ceased its call center operations and therefore, the agreement was terminated on July 31, 2006.
     These call centers offered us sales and after-sales customer support for our cable television and Internet access customers. For the year ended December 31, 2006, we paid $5.8 million and for the year ended December 31, 2005, we paid $12.6 million to Télexperts under this agreement.
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
     The following table presents the amounts of our revenues, accounts receivable, purchases, accounts payable and fixed assets from transactions with related parties during the periods indicated:

	Year Ended December 31,
	2005	2006
	(dollars in millions)
Revenues	$28.8	25.3
Purchases	57.5	63.5
Accounts payable	43.1	41.5
     In 2002, we began paying an annual management fee to Quebecor Media for services rendered to us pursuant to a five-year management services agreement. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. The agreement provides for an annual management fee of $23.4 million payable to Quebecor Media in respect of 2006 (2005 — $13.3 million; 2004 – 8.4 million). This agreement has been renewed for 2007. In addition, Quebecor Media is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

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
     Subsequent Events
     Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we tax certain tax consolidation transactions from time to time through which we are able to recognize certain income tax benefits. On January 3, 2007, we borrowed $1.0 billion under a subordinated loan from Quebecor Media and used the entire proceeds of this borrowing to purchase 1,000,000 Preferred Shares, Series B of 9101-0835 Québec inc., a subsidiary of Quebecor Media. The subordinated loan bears interest at a rate of 10.5%, payable semi-annually, and matures on January 3, 2022. The Preferred Shares, Series B carry the right to receive a cumulative annual dividend of 10.85% payable semi-annually. See also Note 23 to our consolidated financial statements included under “Item 17. Financial Statements” of this annual report.
Quebecor World Outsourcing of Information Technology
     Under an agreement, our affiliate Quebecor World Inc. has retained Videotron to outsource certain of Quebecor World Inc.’s corporate information technology services. This agreement, effective as of July 2004 and amended as of January 1, 2007, contemplates:
•	the initial purchase by Videotron of the information technology infrastructure equipment of Quebecor World;

•	the provision of consulting services by certain Quebecor World Inc. personnel to Videotron for corporate information technology services; and

•	the provision of information technology managed services by Videotron to Quebecor World Inc. in Canada.
     Under the seven-year information technology management services agreement, Videotron provides infrastructure services in support of hosting server-based applications in the Videotron data centers and services related to computer operations, production control, technical support, network support, regional support, desktop support for certain sites, help-desk and corporate assistance, firewall and security support, business continuity and disaster recovery and voice and video support. The monthly revenues for such services are approximately $1.1 million, for an annual total of approximately $12.8 million. The term of the agreement is through June 30, 2011.
INTERESTS OF EXPERTS AND COUNSEL
     Not applicable.

ITEM 8 — FINANCIAL INFORMATION
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
     Our consolidated balance sheets as at December 31, 2005 and 2006 and our consolidated statements of operations, shareholder’s equity and cash flows for the years ended December 31, 2004, 2005 and 2006, including the notes thereto and together with the auditors’ report thereon, are presented at Item 17 of this annual report. In addition, the audited financial statements of Videotron Telecom Ltd. are included in this annual report.
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
     On December 20, 2006, Bell Canada took a legal action against us in relation with our telephony service installation practices. Bell is alleging that the installation of our telephone services to new customers is damaging Bell’s network. Bell has asked the court for injunctive relief and damages in an amount of approximately $40 million. Management is of the view that its telephony service installation procedures are in accordance with industry standards and that Bell’s action is not well founded in law or in fact. We intend to vigorously defend our position in this dispute.
     In addition, a number of other legal proceedings against us, or in which we are in demand, are currently pending. In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our results, liquidity or financial position. We also carry insurance coverage in such amounts that we believe to be reasonable under the circumstances.
DIVIDEND POLICY
     As of December 31, 2006, following our merger with 9101-0827 Québec inc. on July 1, 2006, our issued and outstanding share capital consists of 2,515,276 Class “A” Common Shares, all of which are held by Quebecor Media Inc., and 65,000 Class “G” Preferred Shares, which are held by our subsidiary, Groupe de Divertissement SuperClub inc., a wholly-owned subsidiary of the Company, and are eliminated upon consolidation. See Note 14 to our audited consolidated financial statements included under “Item 17. Financial Statements” in this annual report.
     During the years ended December 31, 2006 and December 31, 2005, we paid dividends on our common shares of $10.0 million and $210.0 million, respectively. We currently expect to continue to pay dividends on our preferred shares as required pursuant to the terms thereof. We also currently expect in to pay dividends and other distributions on our common shares in the future. The declaration and payment of dividends and other distributions is in the sole discretion of our Board of Directors, and any decision regarding the declaration of dividends and other distributions will be made by our Board of Directors depending on, among other things, our financial resources, the cash flows generated by our business, our capital needs, and other factors considered relevant by our Board of Directors, including the terms of our indebtedness and applicable law.
SIGNIFICANT CHANGES
     Except as otherwise disclosed in this annual report, there has been no other material adverse change in our financial position since December 31, 2006.

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
SELLING SHAREHOLDERS
     Not applicable.
DILUTION
     Not applicable.

EXPENSES OF THE ISSUER
     Not applicable.
ITEM 10 — ADDITIONAL INFORMATION
SHARE CAPITAL
     Not applicable.
MEMORANDUM AND ARTICLES OF ASSOCIATION
     The Articles of Amalgamation of Videotron, dated as of July 1, 2006, have been filed by us as an Exhibit to this annual report. Videotron’s Articles of Amalgamation are referred to as our “Articles”. The following is a summary of certain provisions of our Articles and by-laws:
1.	On July 1, 2006, Vidéotron ltée and 9101-0827 Québec inc. amalgamated, under Part IA of the Companies Act (Québec), into a single company using the name “Videotron Ltd.” (or “Vidéotron ltée” in French) with the Designating Number 1163819882. The Articles provide no restrictions on the purposes or activities that may be undertaken by Videotron.
2.	(a)	Our by-laws provide that we may transact business with one or more of our directors or with any company of which one or more of our directors are members or employees or with any corporation or association of which one or more of our directors are shareholders, directors, officers or employees. The director who has an interest in the transaction must disclose his or her interest to us and to the other directors before expressing a view of this transaction and shall refrain from deliberating or voting on the transaction, except if his or her vote is necessary to commit us in respect of the transaction.
(b)	Neither the Articles nor our by-laws contain provisions with respect to directors’ power, in the absence of an independent quorum, to determine their remuneration.

(c)	Subject to any restriction which may from time to time be included in the Articles or our by-laws, or the terms, rights or restrictions of any of our shares or securities outstanding, our directors may authorize us, by simple resolution, to borrow money and obtain advances upon the credit of our company when they consider it appropriate. Our directors also may, by simple resolution, when they consider it appropriate, (i) issue bonds or other securities of our company and give them in guarantee or sell them for prices and amounts deemed appropriate; (ii) mortgage, pledge or give as surety our present or future movable and immovable property to ensure the payment of these bonds or other securities or give a part only of these guarantees for the same purposes; and (iii) mortgage or pledge our real estate or give as security or otherwise encumber with any charge our movables or give these various kinds of securities to assure the payment of loans made other than by the issuance of bonds as well as the payment or the execution of other debts, contracts and commitments of our company.

Neither the Articles nor our by-laws contain any provision with respect to (d) the retirement or non-retirement of our directors under an age limit requirement or (e) the number of shares, if any, required for the qualification of our directors.
3.	The rights, preferences and restrictions attaching to our common shares and our preferred shares (consisting of our Class “A” Common Shares and our authorized classes of preferred shares, comprised or our Class “B”

Preferred Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares, Class “F” Preferred Shares and Class “G” Preferred Shares) are set forth below:
Common Shares
Class “A” Common Shares
(a)	Dividend rights: Subject to the rights of the holders of our preferred shares (including their redemption rights) and subject to applicable law, each Class “A” Common Share is entitled to receive such dividends as our Board of Directors shall determine.

(b)	Voting rights: The holders of Class “A” Common Shares are entitled to vote at each shareholders’ meeting with the exception of meetings at which only the holders of another class of shares are entitled to vote. Each Class “A” Common Share entitles the holder to one vote. The holders of the Class “A” Common Shares shall elect the directors of Videotron at an annual or special meting of shareholders called for that purpose, except that any vacancy occurring in the Board of Directors may be filled, for the remainder of the term, by our Directors. At any meeting of shareholders called for such purpose, directors are elected by a majority of the votes cast in respect of such election.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “A” Common Shares are entitled to receive dividends as determined by our Board of Directors subject to certain restrictions) and paragraph (d) below (whereby the holders of our Class “A” Common Shares are entitled to participation in the remaining property and assets of our company available for distribution in the event of liquidation or dissolution), None.

(d)	Rights upon liquidation: In the event of our liquidation or dissolution or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of our Class “A” Common Shares shall be entitled, subject to the rights of the holders of our preferred shares, to participate equally, share for share, in our residual property and assets available for distribution to our shareholders, without preference or distinction.

(e)	Redemption provisions: None.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of common shares as a result of such holder owning a substantial number of common shares: None.
Preferred Shares
Class “B” Preferred Shares
(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “B” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares and Class “F” Preferred Shares, but subordinated to the holders of our Class “G” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “B” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our company.
(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “B” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “B” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “B” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “B” Preferred Shares have certain redemption rights), None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “B” Preferred Shares shall be entitled to repayment of the amount paid for the Class “B” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “B” Preferred Shares.

In addition, in the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the rights of holders of Class “B” Preferred Shares as regards to payment of dividends and the right to participate in the distribution of residual assets, shall rank in priority to the rights of the holders of our Class “A” Common Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares and Class “F” Preferred Shares, but subordinated to the rights of holders of our Class “G” Preferred Shares.

(e)	Redemption provisions: Subject to the provisions of the Companies Act (Québec), the holders of our Class “B” Preferred Shares have, at any time, the right to require Videotron to redeem (referred to as a “retraction right”) any or all of their Class “B” Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

In addition, Videotron may, at its option, redeem any or all of the Class “B” Preferred Shares outstanding at any time at an aggregate redemption price equal to the consideration received by Videotron for these Class “B” Preferred Shares. Videotron may also, when it deems it appropriate and without giving notice or taking into account the other classes of shares, buy, pursuant to a private agreement, all or some of the Class “B” Preferred Shares outstanding at a purchase price for any such Class “B” Preferred Shares not exceeding the retraction right purchase price described above or the book value of Videotron’s net assets.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class “B” Preferred Shares as a result of such holder owning a substantial number of our Class “B” Preferred Shares: None.
Class “C” Preferred Shares
(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “C” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares, Class “D”

Preferred Shares, Class “E” Preferred Shares and Class “F” Preferred Shares, but subordinated to the holders of our Class “B” Preferred Shares and Class “G” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “C” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our company.
(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “C” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “C” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “C” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “C” Preferred Shares have certain redemption rights), None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “C” Preferred Shares shall be shall be entitled to repayment of the amount paid for the Class “C” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “C” Preferred Shares.

In addition, in the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the rights of holders of Class “C” Preferred Shares as regards to payment of dividends and the right to participate in the distribution of residual assets, shall rank in priority to the rights of the holders of our Class “A” Common Shares, Class “D” Preferred Shares, Class “E” Preferred Shares and Class “F” Preferred Shares, but subordinated to the rights of holders of our Class “B” Preferred Shares and Class “G” Preferred Shares.

(e)	Redemption provisions: Subject to the provisions of the Companies Act (Québec), the holders of our Class “C” Preferred Shares have, at any time, the right to require Videotron to redeem (referred to as a “retraction right”) any or all of their Class “C” Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

In addition, Videotron may, at its option, redeem any or all of the Class “C” Preferred Shares outstanding at any time at an aggregate redemption price equal to the consideration received by Videotron for these Class “C” Preferred Shares. Videotron may also, when it deems it appropriate and without giving notice or taking into account the other classes of shares, buy, pursuant to a private agreement, all or some of the Class “C” Preferred Shares outstanding at a purchase price for any such Class “C” Preferred Shares not exceeding the retraction right purchase price described above or the book value of Videotron’s net assets.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class “C” Preferred Shares as a result of such holder owning a substantial number of our Class “C” Preferred Shares: None.

Class “D” Preferred Shares
(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “D” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares, Class “E” Preferred Shares and Class “F” Preferred Shares, but subordinated to the holders of our Class “B” Preferred Shares, Class “C” Preferred Shares and Class “G” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “D” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our company.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “D” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “D” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “D” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “D” Preferred Shares have certain redemption rights), None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “D” Preferred Shares shall be shall be entitled to repayment of the amount paid for the Class “D” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “D” Preferred Shares.

In addition, in the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the rights of holders of Class “D” Preferred Shares as regards to payment of dividends and the right to participate in the distribution of residual assets, shall rank in priority to the rights of the holders of our Class “A” Common Shares, Class “E” Preferred Shares and Class “F” Preferred Shares, but subordinated to the rights of holders of our Class “B” Preferred Shares, Class “C” Preferred Shares and Class “G” Preferred Shares.

(e)	Redemption provisions: Subject to the provisions of the Companies Act (Québec), the holders of our Class “D” Preferred Shares have, at any time, the right to require Videotron to redeem (referred to as a “retraction right”) any or all of their Class “D” Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

In addition, Videotron may, at its option, redeem any or all of the Class “D” Preferred Shares outstanding at any time at an aggregate redemption price equal to the consideration received by Videotron for these Class “D” Preferred Shares. Videotron may also, when it deems it appropriate and without giving notice or taking into account the other classes of shares, buy, pursuant to a private agreement, all or some of the Class “D” Preferred Shares outstanding at a purchase price for any such Class “D” Preferred Shares not exceeding the retraction right purchase price described above or the book value of Videotron’s net assets.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class “D” Preferred Shares as a result of such holder owning a substantial number of our Class “D” Preferred Shares: None.
Class “E” Preferred Shares
(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “E” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares and Class “F” Preferred Shares, but subordinated to the holders of our Class “G” Preferred Shares, Class “C” Preferred Share and Class “E” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “E” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our company.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “E” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “E” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “E” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “E” Preferred Shares have certain redemption rights), None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “E” Preferred Shares shall be shall be entitled to repayment of the amount paid for the Class “E” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “E” Preferred Shares.

In addition, in the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the rights of holders of Class “E” Preferred Shares as regards to payment of dividends and the right to participate in the distribution of residual assets, shall rank in priority to the rights of the holders of our Class “A” Common Shares and Class “F” Preferred Shares, but subordinated to the rights of holders of our Class “B” Preferred Shares, Class “C” Preferred Shares, Class “D” Preferred Shares and Class “G” Preferred Shares.

(e)	Redemption provisions: Subject to the provisions of the Companies Act (Québec), the holders of our Class “E” Preferred Shares have, at any time, the right to require Videotron to redeem (referred to as a “retraction right”) any or all of their Class “E” Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

In addition, Videotron may, at its option, redeem any or all of the Class “E” Preferred Shares outstanding at any time at an aggregate redemption price equal to the consideration received by Videotron for these Class “E” Preferred Shares. Videotron may also, when it deems it appropriate and without giving notice or taking into account the other classes of shares, buy, pursuant to a private agreement, all or some of the Class “E” Preferred Shares outstanding at a purchase price for any such Class “E” Preferred Shares not exceeding the retraction right purchase price described above or the book value of Videotron’s net assets.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class “E” Preferred Shares as a result of such holder owning a substantial number of our Class “E” Preferred Shares: None.
Class “F” Preferred Shares
(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “F” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares, but subordinated to the holders of our Class “B” Preferred Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares and Class “G” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “F” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our company.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “F” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “F” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “F” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “F” Preferred Shares have certain redemption rights), None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “F” Preferred Shares shall be shall be entitled to repayment of the amount paid for the Class “F” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “F” Preferred Shares.

In addition, in the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the rights of holders of Class “F” Preferred Shares as regards to payment of dividends and the right to participate in the distribution of residual assets, shall rank in priority to the rights of the holders of our Class “A” Common Shares, but subordinated to the rights of holders of our Class “B” Preferred Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares and Class “G” Preferred Shares.

(e)	Redemption provisions: Subject to the provisions of the Companies Act (Québec), the holders of our Class “F” Preferred Shares have, at any time, the right to require Videotron to redeem (referred to as a “retraction right”) any or all of their Class “F” Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

In addition, Videotron may, at its option, redeem any or all of the Class “F” Preferred Shares outstanding at any time at an aggregate redemption price equal to the consideration received by Videotron for these Class “F” Preferred Shares. Videotron may also, when it deems it appropriate and without giving notice or taking into account the other classes of shares, buy, pursuant to a private agreement, all or some of the

Class “F” Preferred Shares outstanding at a purchase price for any such Class “F” Preferred Shares not exceeding the retraction right purchase price described above or the book value of Videotron’s net assets.
(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class “F” Preferred Shares as a result of such holder owning a substantial number of our Class “F” Preferred Shares: None.
Class “G” Preferred Shares
(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “G” Preferred Shares have the right to receive, in priority over the holders of our common shares and preferred shares of other series, a preferential and cumulative dividend, payable semi-annually, at the fixed rate of 11.25% per year, calculated daily on the basis of the applicable redemption value of our Class “G” Preferred Shares. No dividends may be paid on any common shares or preferred shares of other series unless all dividends which shall have become payable on the Class “G” Preferred Shares have been paid or set aside for payment.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “G” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

However, in the event that we shall have failed to pay eight (8) half-yearly dividends, whether or not consecutive, on the Class “G” Preferred Shares, and only for so long as the dividend remains in arrears, the holders of Class “G” Preferred Shares shall have the right to receive notice of meetings of shareholders and to attend and vote at any such meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Class “G” Preferred Share shall entitle the holder thereof to one vote.

(c)	Rights to share in our profits: Except as described in paragraph (a) above (whereby the holders of our Class “G” Preferred Shares are entitled to receive a 11.25% cumulative preferred dividend in preference to the holders of our common shares and other series of our preferred shares), paragraph (d) below (whereby the holders of our Class “G” Preferred Shares are entitled to receive, in preference to the holders of our common shares and other series of our preferred shares, an amount equal to $1,000 per Class “G” Preferred Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, winding-up or reorganization) and paragraph (e) below (whereby the holders of our Class “G” Preferred Shares may require us to redeem the Class “G” Preferred Shares at a redemption price of $1,000 per share plus any accrued and unpaid dividends with respect thereto), None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of our Class “G” Preferred Shares shall be entitled to receive in preference to the holders of our common shares and our preferred shares of other series an amount equal to $1,000 per Class “G” Preferred Share and any accrued and unpaid dividends with respect thereto.

Our Class “G” Preferred Shares have priority over our common shares and our preferred shares of other series as to the order of priority of the distribution of assets in case of the liquidation or dissolution of our company, voluntary or involuntary, or of any other distribution of our assets to our shareholders for the purpose of winding up our affairs.

(e)	Redemption provisions: Subject to the provisions of the Companies Act (Québec), the holders our Class “G” Preferred Shares have, at any time, the right to require Videotron to redeem any and all of their shares at a redemption price equal to $1,000 per share plus any accrued and unpaid dividends with respect thereto. In addition, we may, at our option, redeem any and all Class “G” Preferred Shares at any time at a redemption price equal to $1,000 per share plus any accrued and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class “G” Preferred Shares as a result of such holder owning a substantial number of our Class “G” Preferred Shares: None.
4.	Under the Companies Act (Québec), (i) the Articles may only be amended by the affirmative vote of the holders of two-thirds (2/3) of the votes cast by the shareholders at a special meeting called for that purpose and (ii) our by-laws may be amended by our directors and ratified by a majority of the votes cast by the shareholders at a meeting called for such purpose In addition, pursuant to the Companies Act (Québec), we may not make any amendments to the Articles that affect the rights, conditions, privileges or restrictions attaching to issued shares of any series outstanding, other than an increase in the share capital or the number of our authorized shares, without obtaining the consent of all the shareholders concerned by the amendment, whether or not they are eligible to vote. The consent of the shareholders of any classes outstanding with respect to the matters described in the foregoing requires either (i) the formal authorization given by all the holders of the shares of such class outstanding, or (ii) a resolution adopted by at least three-quarters (3/4) of the votes cast holders of the shares of such class voting on this resolution at a special general meeting held by order and under the supervision of a judge of the Superior Court of Québec.
5.	Our by-laws provide that the annual meeting of our shareholders shall be held at such place, on such date and at such time as our Board of Directors may determine from time to time. Annual meetings of our shareholders may be called at any time by order of our Board of Directors, our Chairman of the Board or, provided they are members of our Board of Directors, the president or any vice-president of our company. Special general meetings of our shareholders shall be held at such place, on such date and at such time as our Board of Directors may determine from time to time or at any place where all our shareholders entitled to vote are present in person or represented by proxy or at such other place as all our shareholders shall approve in writing. Special general meetings of our shareholders may be called at any time by order of our Board of Directors, our Chairman of the Board or, provided they are members of our Board of Directors, the president or any vice-president of our company.

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

6.	There is no limitation imposed by Canadian law or by the Articles or our other constituent documents on the right of nonresidents or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada). The Investment Canada Act (Canada) requires “non-Canadian” (as defined in the Investment Canada Act (Canada)) individuals, governments, corporations and other entities who wish to acquire control of a “Canadian business” (as defined in the Investment Canada Act (Canada)) to file either an application for review (when certain asset value thresholds are met) or a post closing notification with the Director of Investments appointed under the Investment Canada Act (Canada), unless a specific exemption applies. The Investment Canada Act (Canada) requires that, when an acquisition of control of a Canadian business by a “non-Canadian” is subject to review, it must be approved by the Minister responsible for the Investment Canada Act (Canada) on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act (Canada).

7.	The Articles provide that our directors shall refuse to issue (including on the occasion or because of a conversion of shares or in shares), and to allow a transfer of, any share of our capital stock if this issuance or transfer would, in the opinion of our directors, affect our eligibility or of any other company or partnership in which we have or may have an interest, to obtain, preserve or renew a license or authorization required for the operation or continuation of its broadcasting company (as defined in the Broadcasting Act (Canada), as amended) (or any part thereof) or of any other activity necessary for the continuation of our company. See “Item 4. Information on the Company — Business Overview — Regulation — Ownership and Control of Canadian Broadcast Undertakings”.

8.	Not applicable.

9.	Not applicable.

10.	Not applicable.
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

(b)	Indenture relating to US$175,000,000 of our 6 3/8% Senior Notes due December 15, 2015, dated as of September 16, 2005, by and among Vidéotron ltée, the guarantors party thereto, and Wells Fargo, National Association, as trustee.

On September 16, 2005, we issued US$175,000,000 aggregate principal amount of our 6 3/8% Senior Notes due December 15, 2015, pursuant to an Indenture, dated as of September 16, 2005, by and among Videotron, the guarantors party thereto, and Wells Fargo, National Association, as trustee. These notes are unsecured and are due on December 15, 2015. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2005. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

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

(d)	Management Services Agreement, effective as of January 1, 2002, by and between Quebecor Media Inc. and Vidéotron ltée.

In 2002, we began paying an annual management fee to Quebecor Media for services rendered to us pursuant to a five-year management services agreement. This agreement has been renewed for 2007. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. The agreement provides for an annual management fee of $23.4 million payable to Quebecor Media in respect of 2006 (2005 – $13.3 million; 2004 – $8.4 million). In addition, Quebecor Media is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

(e)	Back-to-back transaction agreement, effective as of January 3, 2007, by and between Quebecor Media Inc. and Vidéotron ltée.

On January 3, 2007, we entered in a back-to-back transaction by contracting a subordinated loan of $1.0 billion from Quebecor Media and used the entire proceeds of this borrowing to purchase 1,000,000 Preferred Shares, Series B of 9101-0835 Québec inc., a subsidiary of Quebecor Media. The subordinated loan bears interest at a rate of 10.5%, payable semi-annually, and matures on January 3, 2022. The Preferred Shares, Series B carry the right to receive a cumulative annual dividend of 10.85% payable semi-annually. See also Note 23 to our consolidated financial statements under “Item 17. Financial Statements” of this annual report.
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
     There is no limitation imposed by Canadian law or by the Articles or our other charter documents on the right of a non-resident to hold our voting shares, other than as provided by the Investment Canada Act, as amended (the “Act”), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA. In addition, there are regulations related to the ownership and control of Canadian broadcast undertakings. See “Item 4. Information on the Company — Business Overview — Regulation”.

TAXATION
Certain U.S. Federal Income Tax Considerations
     The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of (i) our 6 3/8% Senior Notes due 2015 (our “6 3/8% Senior Notes”) and (ii) our 6 7/8% Senior Notes due 2014 (our “6 7/8% Senior Notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. Our 6 7/8% Senior Notes were issued in two issuances, on October 8, 2003 (the “first 6 7/8% Senior Notes issuance”) and November 19, 2004 (the “second 6 7/8% Senior Notes issuance”), under the same indenture. This summary is based on the Internal Revenue Code of 1986, as amended (the ”Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.
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
     In the issuance of our 6 3/8% Senior Notes and in the first 6 7/8% Senior Notes issuance, the notes were issued with a de minimis amount of original issue discount (“OID”). OID is the excess, if any, of a note’s “stated redemption price at maturity” over its “issue price”. A note’s stated redemption price at maturity is the sum of all payments provided by the note other than payments of qualified stated interest (i.e., stated interest that is unconditionally payable in cash or other property (other than debt of the issuer)). The “issue price” is the first price at which a substantial amount of the notes in the issuance that includes the notes is sold (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, agents or wholesalers). The amount of original issue discount with respect to a note will be treated as zero if the original issue price is less than an amount equal to 0.0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity (or weighted average maturity, as applicable) (“de minimis OID”). Generally, any de minimis OID must be included in income as principal payments are received on the securities in the proportion that each such payment bears to the original principal balance of the security. The treatment of the resulting gain is subject to the general rules discussed under “—Sale, Exchange or Retirement of a Note” below.
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
     Any such gain or loss generally will be capital gain or loss (except as described under “—Market Discount and Bond Premium” above) and generally will be long-term capital gain or loss if the note has been held or deemed held for more than one year at the time of the disposition. Net capital gains of noncorporate U.S. Holders, including individuals, may be taxed at lower rates than items of ordinary income. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. Any gain or loss recognized by a U.S. Holder on the sale or other disposition of a note generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States. Any loss attributable to accrued but unpaid interest will be allocated against income of the same category and source as the interest on the notes unless certain exceptions apply. A U.S. Holder’s tax basis in a note will generally equal the U.S. Holder’s cost therefor, increased by the amount of market discount, if any previously included in income in respect of the note and decreased (but not below zero) by the amount of principal payments received by such holder in respect of the note, any amounts treated as a return of pre-issuance accrued interest (as discussed above in “—Pre-Issuance Accrued Interest”) and the amount of amortized bond premium, if any, previously taken into account with respect to the note.
Information Reporting and Backup Withholding
     A U.S. Holder of the notes may be subject to “backup withholding” with respect to certain “reportable payments”, including interest payments and, under certain circumstances, principal payments on the notes or upon the receipt of proceeds upon the sale or other disposition of such notes. These backup withholding rules apply if the U.S. Holder, among other things:
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
DIVIDENDS AND PAYING AGENTS
     Not applicable.
STATEMENT BY EXPERTS
     Not applicable.
DOCUMENTS ON DISPLAY
     We file periodic reports and other information with the SEC. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or obtain copies of this information by mail from the public reference room at the prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the SEC’s Public Reference Room. The SEC also maintains an Internet website that contains reports and other information about issuers like us who file electronically with the SEC. The URL of that website is http://www.sec.gov. Any documents referred to in this annual report may also be inspected at our offices at 300 Viger Avenue East, Montréal, Québec, Canada H2X 3W4.

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
Foreign Currency Risk
     Most of our revenues and expenses, other than interest and principal payments on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt must be paid in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on 100% of our U.S. dollar-denominated debt obligations.
Interest Rate Risk
     Our revolving credit facility bears interest at floating rates based on the following reference rates: (i) bankers’ acceptances rate (BA), (ii) London Interbank Offered Rate (LIBOR) and (iii) bank prime rate (Prime). Our 6 3/8% Senior Notes due December 15, 2015 and our 6 7/8% Senior Notes due January 15, 2014 bear interest at fixed rates. We have entered into various interest rate and cross-currency interest rate swap agreements in order to manage our cash flow and fair value risk exposure to changes in interest rates.
Interest-Rate Swaps

	Notional
Maturity	amount	Pay/receive	Fixed rate	Floating rate
September 2007	$5.0	Pay fixed/receive floating	3.75%	Bankers’ acceptance 3 months
Cross-Currency Interest Rate Swaps

					Exchange rate of
					interest and
					capital payments
				Annual	per CDN dollar
		Notional	Annual effective	nominal	for one US
	Period covered	amount	interest rate	interest rate	dollar
Senior Notes	2004 to 2014	US$190.0	Bankers’ acceptance 3 months plus 2.80%	6.875%	1.2000

Senior Notes	2004 to 2014	US$125.0	7.45%	6.875%	1.1950
Senior Notes	2003 to 2014	US$200.0	Bankers’ acceptance 3 months plus 2.73%	6.875%	1.3425

Senior Notes	2003 to 2014	US$135.0	7.66%	6.875%	1.3425
Senior Notes	2005 to 2015	US$175.0	5.98%	6.375%	1.1781
Credit Risk
     Concentration of credit risk with respect to trade receivables is limited due to our diverse operations and large customer base. As of December 31, 2006, we had no significant concentration of credit risk. We believe that the products and diversity of our customer base is instrumental in reducing our credit risk exposure, as well as the impact of a potential change in our local markets or product-line demand.
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

	December 31, 2005		December 31, 2006
	Carrying		Carrying
	value	Fair value	value	Fair value
	(in millions)
Long-term debt	$(1,121.7)	$(1,117.4)	(1,021.2)	(1,010.6)
Interest rate swaps	(0.9)	(0.9)	0.0	0.0
Cross-currency interest rate swaps	(73.8)	(135.0)	(71.8)	(141.1)
Foreign exchange forward contracts	—	(0.2)	—	2.1
Material Limitations
     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Principal Repayments
     As at December 31, 2006, the aggregate amount of minimum principal payments required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

Year ending December 31,	(in thousands of dollars)
2007	$—
2008	$—
2009	$49,000
2010	$—
2011	$—
2012 and thereafter	$972,170
ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.

PART II
ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Material Modifications To The Rights Of Security Holders
     These have been no material modifications to the rights of security holders.
Use Of Proceeds
     Not applicable.
ITEM 15 — CONTROLS AND PROCEDURES
     As at the end of the period covered by this report, our President and Chief Executive Officer and our Executive Vice President, Finance, together with members of our senior management, have carried out an evaluation of the effectiveness of our disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, our President and Chief Executive Officer and our Executive Vice President, Finance, concluded that our disclosure controls and procedures were effective.
     There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES
     KPMG LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2006, for which audited consolidated financial statements appear in this annual report on Form 20-F.
     The Audit Committee of our Board of Directors establishes the external auditors’ compensation. In 2003, our Audit Committee also established policies and procedures to pre-approve all audit and non-audit services, determining which non-audit services the external auditors are prohibited from providing, and, exceptionally, authorizing permitted non-audit services to be performed by the external auditors, but only to the extent those services are permitted by the Sarbanes-Oxley Act of 2002 and Canadian law. For the year ended December 31, 2006, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services under the Sarbanes-Oxley Act 2002. For the year ended December 31, 2005, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to this “de minimis exception” under the Sarbanes-Oxley Act of 2002. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditor, KPMG            LLP, for each of the years ended December 31, 2005 and 2006.

	Year Ended December 31,
	2005	2006
	(in thousands)

Audit Fees	$543.8	$544.5
Audit-Related Fees(1)	230.4	46.4
Tax Fees(2)	—	—
All Other Fees(3)	5.0	—

Total	$779.2	$590.9

(1)	Audit-Related Fees include fees for the reviews of our employee pension plans and assistance with the preparation of the private placement of our 6 3/8% Senior Notes due December 15, 2015, which was completed on September 16, 2005, and of the exchange offer of such notes, which was completed on February 6, 2006.

(2)	Tax Fees include fees billed for tax compliance services, tax consultations and tax planning services.

(3)	All Other Fees include fees billed for regulatory services.
ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.
PART III
ITEM 17 — FINANCIAL STATEMENTS
     Our consolidated balance sheets as at December 31, 2005 and 2006 and our consolidated statements of operations, shareholder’s equity and cash flows for the years ended December 31, 2004, 2005 and 2006, including the notes thereto and together with the auditors’ report thereon, are included beginning on page F-1 of this annual report.

ITEM 18 — FINANCIAL STATEMENTS
     Not applicable.
ITEM 19 — EXHIBITS
EXHIBITS
     The following documents are filed as exhibits to this Form 20-F:
1.1	Articles of Amalgamation of Videotron Ltd. as of July 1, 2006 (translation).

1.2	By-laws of Videotron Ltd. as of July 1, 2006.

1.3	Articles of Incorporation of Le SuperClub Vidéotron ltée (translation) (incorporated by reference to Exhibit 3.7 of Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

1.4	By-laws of Le SuperClub Vidéotron ltée (incorporated by reference to Exhibit 3.8 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

1.5	Articles of Incorporation of Groupe de Divertissement SuperClub inc. (translation) (incorporated by reference to Exhibit 3.9 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

1.6	Articles of Amendment dated January 16, 2004 to Articles of Incorporation of Groupe de Divertissement SuperClub inc. (translation) (incorporated by reference to Exhibit 3.14 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 14, 2005, Registration Statement No. 333-121032).

1.7	By-laws of Groupe de Divertissement SuperClub inc. (incorporated by reference to Exhibit 3.10 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

1.8	By-law No. 2004-1 of Groupe de Divertissement SuperClub inc. adopted January 16, 2004 (translation) (incorporated by reference to Exhibit 3.16 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 14, 2005, Registration Statement No. 333-121032).

1.9	Articles of Incorporation of Le SuperClub Vidéotron Canada inc. (translation) (incorporated by reference to Exhibit 3.17 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 14, 2005, Registration Statement No. 333-121032).

1.10	By-laws of Le SuperClub Vidéotron Canada inc. (translation) (incorporated by reference to Exhibit 3.18 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 14, 2005, Registration Statement No. 333-121032).

1.11	Articles of Incorporation of Les Propriétés SuperClub inc. (translation) (incorporated by reference to Exhibit 3.19 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 14, 2005, Registration Statement No. 333-121032).

1.12	By-laws of Les Propriétés SuperClub inc. (translation) (incorporated by reference to Exhibit 3.20 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 14, 2005, Registration Statement No. 333-121032).

1.13	Articles of Amalgamation of CF Cable TV Inc. (translation) (incorporated by reference to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, dated March 21, 2006).

1.14	By-Laws of CF Cable TV Inc. (incorporated by reference to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, dated March 21, 2006).

2.1	Form of 6 7/8% Senior Notes due January 15, 2014 of Videotron Ltd. registered pursuant to the Securities Act of 1933 (included as Exhibit A to Exhibit 2.3 below).

2.2	Form of Notation of Guarantee by the subsidiary guarantors of the 6 7/8% Senior Notes due January 15, 2014 of Videotron Ltd. (included as Exhibit E to Exhibit 2.3 below).

2.3	Indenture dated as of October 8, 2003 by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank Minnesota, N.A. (now named Wells Fargo Bank, National Association), as trustee (incorporated by reference to Exhibit 4.3 to Videotron Ltd.’s Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697).

2.4	First Supplemental Indenture dated as of July 12, 2004 by and among Videotron Ltd., SuperClub Vidéotron Canada inc., Les Propriétés SuperClub inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.4 to Videotron Ltd.’s Registration Statement on Form F-4 dated December 6, 2004, Registration Statement No. 333-121032).

2.5	Form of 6 3/8% Senior Notes due December 15, 2015 of Vidéotron ltée being registered pursuant to the Securities Act of 1933 (included as Exhibit A to Exhibit 2.7 below).

2.6	Form of Notation of Guarantee by the subsidiary guarantors of the 6 3/8% Senior Notes due December 15, 2015 of Vidéotron ltée (included as Exhibit E to Exhibit 2.7 below).

2.7	Indenture dated as of September 16, 2005 by and among Vidéotron ltée, the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to Videotron Ltd.’s Registration Statement on Form F-4 dated October 14, 2005, Registration Statement No. 333-128998).

4.1	Sixth Amending Agreement, dated as of October 8, 2003, to the Credit Agreement dated as of November 28, 2000, as amended by the First Amending Agreement dated as of January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002 and a Fifth Amending Agreement dated as of March 24, 2003, among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron ltée, Groupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc., Videotron (Regional) Ltd, Télé-Câble Charlevoix (1997) inc., Vidéotron TVN inc. and Câblage QMI inc., as guarantors, and by Quebecor Media Inc. (incorporated by reference to Exhibit 10.1 to Videotron Ltd.’s Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697).

4.2	Seventh Amending Agreement dated as of November 19, 2004 to the Credit Agreement dated as of November 28, 2000, as amended by the First Amending Agreement dated as of January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated as of December 12, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003 and a Sixth Amending Agreement dated as of October 8, 2003 among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub-Vidéotron ltée, Groupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc. Videotron Regional Ltd., 9139-3256 Québec inc., Videotron TUN inc., Les Propriétés SuperClub inc. and SuperClub Vidéotron Canada inc., as guarantors (the “Guarantors”), and by Quebecor Media Inc. (incorporated by reference to Exhibit 10.2 to Videotron Ltd.’s Registration Statement on Form F-4 dated December 6, 2004, Registration Statement No. 333-121032).

4.3	Form of Amended and Restated Credit Agreement (the “Credit Agreement”) entered into as of November 28, 2000, as amended by a First Amending Agreement dated as of January 5, 2001, as Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003, among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto (included as Schedule 2 to Exhibit 4.2 above).

4.4	Form of Guarantee by the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 10.5 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.5	Form of Share Pledge of the shares of Videotron Ltd. and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 10.5 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.6	Management Services Agreement effective as of January 1, 2002 between Quebecor Media Inc. and Videotron Ltd. (incorporated by reference to Exhibit 10.5 to Videotron Ltd.’s Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697).

4.7	Lease Agreement dated November 24, 1993 between Le Groupe Vidéotron ltée and National Bank of Canada for the property located at 300 Viger Street East, Montréal, Province of Québec, Canada, together with a summary thereof in the English language (incorporated by reference to Exhibit 10.3 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.8	Form of Guarantee by the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 10.5 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.9	Form of Share Pledge of the shares of Vidéotron ltée and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 10.5 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Videotron Ltd.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, dated April 29, 2004).

12.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Yvan Gingras, Executive Vice President, Finance and Operations and Chief Financial Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Yvan Gingras, Executive Vice President, Finance and Operations and Chief Financial Officer of Videotron Ltd. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIDEOTRON LTD.
By:	/s/ Yvan Gingras
	Name:	Yvan Gingras
	Title:	Executive Vice President, Finance and Operations, and Chief Financial Officer

Dated: March 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND TO THE SHAREHOLDER OF VIDEOTRON LTD.
We have audited the accompanying consolidated balance sheets of Videotron Ltd. and its subsidiaries as at December 31, 2005 and 2006 and the related consolidated statements of operations, shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Videotron Ltd. and its subsidiaries at December 31, 2005 and 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.
Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 24 to the financial statements. Also, as discussed in note 24 to the consolidated financial statements, in 2006 the Company changed in its US GAAP reconciliation (i) its method of accounting for share-based payment; and (ii) its method of accounting for pension and other postretirement benefits plans.

/s/ KPMG LLP
Chartered Accountants
Montréal, Canada
January 26, 2007, except as to note 24,
which is as of March 1, 2007

VIDEOTRON LTD.
Consolidated Statements of Operations
Years ended December 31, 2004, 2005 and 2006
(in thousands of Canadian dollars)

	2004	2005	2006
	(Restated -	(Restated -
	note 2 (f))	note 2 (f))
Operating revenues
Cable television	$576,825	$618,346	$677,273
Internet	222,458	270,791	345,075
Business solution	66,117	78,409	74,352
Telephony	—	21,088	108,565
Video stores	48,058	55,146	55,585
Other	24,274	36,626	48,745

	937,732	1,080,406	1,309,595

Direct cost	256,155	293,057	338,868
Operating, general and administrative expenses	317,788	373,736	458,019
Depreciation and amortization (note 4)	163,862	166,292	185,115
Financial expenses (note 5)	203,916	74,737	79,586
Dividend income from parent company	(111,055)	—	—
Other items	1,930	—	—

Income before income taxes and non-controlling interest in a subsidiary	105,136	172,584	248,007

Income taxes (note 6):
Current	2,530	2,911	(439)
Future	(9,191)	66,880	64,669

	(6,661)	69,791	64,230

	111,797	102,793	183,777
Non-controlling interest in a subsidiary	100	102	86

Net income	$111,697	$102,691	$183,691

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.
Consolidated Statements of Shareholder’s Equity
Years ended December 31, 2004, 2005 and 2006
(in thousands of Canadian dollars)

				Total
	Share	Contributed		shareholder’s
	capital	surplus	Deficit	equity

Balance as at December 31, 2003 (restated — note 2 (f))	$572,448	$366,345	$(641,715)	$297,078
Transfer of tax deductions from a company controlled by the ultimate parent company (note 6)	—	(66)	—	(66)
Excess of the Series F preferred share retractable value over the stated capital (note 14)	—	—	(1,660)	(1,660)
Transfer of tax deductions from the parent company (note 6)	—	26,800	—	26,800
Reduction of paid-up capital credited to contributed surplus	(183,855)	183,855	—	—
Acquisition and wind-up of a company under common control acquired in March 2004	—	—	686	686
Net income for the year	—	—	111,697	111,697
Dividend	—	—	(205,233)	(205,233)

Balance as at December 31, 2004 (restated — note 2 (f))	388,593	576,934	(736,225)	229,302
Transfer of tax deductions from a company controlled by the ultimate parent company (note 6)	—	23	—	23
Reduction of paid-up capital (note 14)	(45,653)	—	—	(45,653)
Net income for the year	—	—	102,691	102,691
Dividend	—	—	(210,000)	(210,000)

Balance as at December 31, 2005 (restated — note 2 (f))	342,940	576,957	(843,534)	76,363
Transfer of tax deductions from a company controlled by the ultimate parent company (note 6)	—	22	—	22
Issuance of shares (note 14)	111,536	—	—	111,536
Reduction of paid-up capital (note 14)	(108,749)	—	—	(108,749)
Excess of consideration paid over the carrying value of debt transferred to the parent company (note 12)	—	—	(3,282)	(3,282)
Net income for the year	—	—	183,691	183,691
Dividend	—	—	(10,000)	(10,000)

Balance as at December 31, 2006	$345,727	$576,979	$(673,125)	$249,581

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.
Consolidated Balance Sheets
As at December 31
(in thousands of Canadian dollars)

	2005	2006
	(Restated -
	note 2 (f))
Assets
Current assets:
Cash and cash equivalents	$26,699	$—
Temporary investments	40,496	987
Accounts receivable (note 7)	117,094	139,585
Amounts receivable from affiliated companies (note 19)	8,332	2,660
Income taxes	845	310
Inventories (note 8)	29,365	39,451
Prepaid expenses	7,110	8,568
Future income taxes (note 6)	76,607	24,728

	306,548	216,289

Fixed assets (note 9)	1,151,818	1,289,429
Goodwill	438,682	438,582
Other assets (note 10)	43,849	45,282
Future income taxes (note 6)	36,713	3,358

	$1,977,610	$1,992,940

Liabilities and Shareholder’s Equity
Current liabilities:
Bank indebtedness and outstanding cheques	$—	$18,470
Accounts payable and accrued liabilities (note 11)	227,908	268,198
Amounts payable to affiliated companies (note 19)	43,134	41,529
Deferred revenue	116,696	135,335
Income taxes	882	81
Additional amount payable (note 12)	111,540	—

	500,160	463,613

Deferred revenue	22,033	22,407
Pension plan accrued liability	7,090	8,624
Derivative financial instruments	73,835	71,828
Future income taxes (note 6)	175,748	154,943
Long-term debt (note 13)	1,121,697	1,021,170
Non-controlling interest in subsidiaries	684	774

	1,901,247	1,743,359

Shareholder’s equity:
Common shares (note 14)	342,940	345,727
Contributed surplus	576,957	576,979
Deficit	(843,534)	(673,125)

	76,363	249,581

	$1,977,610	$1,992,940

Commitments and guarantees (note 17)
Contingencies (note 20)
Subsequent event (note 23)
See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.
Consolidated Statements of Cash Flows
Years ended December 31, 2004, 2005 and 2006
(in thousands of Canadian dollars)

	2004	2005	2006
	(Restated -	(Restated -
	note 2 (f))	note 2 (f))
Cash flows from operating activities:
Net income	$111,697	$102,691	$183,691
Adjustments for the following items:
Depreciation and amortization (notes 4 and 5)	170,490	178,225	203,420
Future income taxes	(9,191)	66,880	64,669
Loss (gain) on disposal of fixed assets	13,564	(1,318)	1,416
Non-controlling interest in a subsidiary	100	102	86
Amortization of debt premium and discount	(1,106)	(2,188)	(1,534)
Loss (gain) on revaluation of additional amount payable	26,902	10,140	(3,286)
Change in fair value of derivative financial instruments (note 5)	4,579	(1,165)	(19)
Loss (gain) on repayment of long-term debt	187	(312)	—
Loss on foreign currency translation of long-term debt (note 5)	1,298	1,413	—
Other	341	(765)	755

Cash flows from operations	318,861	353,703	449,198

Net change in non-cash operating items:
Accounts receivable	(20,258)	(19,315)	(22,187)
Current income taxes	(2,206)	7,425	154
Amounts receivable from and payable to affiliated companies	(4,772)	24,131	3,606
Inventories	(4,505)	4,286	(10,225)
Prepaid expenses	693	967	(1,363)
Accounts payable and accrued liabilities	22,980	16,189	19,015
Pension plan accrued liability	1,538	1,257	2,310
Deferred revenue	31,277	15,320	19,013
Other assets	(14,175)	(16,758)	(18,902)

	10,572	33,502	(8,579)

Cash flows from operating activities	329,433	387,205	440,619

Cash flows from investing activities:
Acquisition of fixed assets	(144,453)	(219,865)	(302,629)
Net change in other assets	(2,993)	(1,970)	(2,850)
Proceeds from disposal of fixed assets and investments	2,990	1,251	641
Acquisition of shares of parent company	(1,100,000)	—	—
Proceeds from disposal of shares of parent company	1,100,000	—	—
Disposal (acquisition) of temporary investments	40,535	(19,246)	39,509
Net disposal (acquisition) of video store assets (note 2 (a))	(7,162)	53	228
Acquisition of non-controlling interest	(10)	—	—
Payment of tax deductions to parent company	—	(35,200)	—

Cash flows used in investing activities	(111,093)	(274,977)	(265,101)

VIDEOTRON LTD.
Consolidated Statements of Cash Flows, Continued
Years ended December 31, 2004, 2005 and 2006
(in thousands of Canadian dollars)

	2004	2005	2006

Cash flows from financing activities:
Net change in bank credit facility (note 13)	$—	$—	$49,000
Repayment of long-term debt	(355,630)	(92,284)	—
Settlement of derivative financial instruments	—	(10,955)	(938)
Issuance of long-term debt, net of financing costs	389,843	200,185	—
Increase in intercompany loan from parent company	1,100,000	—	—
Issuance of shares	—	—	111,536
Transfer of additional amount payable to parent company	—	—	(111,536)
Repayment of the subordinated loan to parent company	—	—	(150,000)
Repayment of intercompany loan from parent company	(1,100,000)	—	—
Advance to parent company	(40,893)	—	—
Reimbursement of advance to parent company	—	40,893	—
Redemption of shares	(3,660)	—	—
Dividends	(205,233)	(210,000)	(10,000)
Reduction in paid-up capital	—	(45,653)	(108,749)
Other	(79)	(126)	—

Cash flows used in financing activities	(215,652)	(117,940)	(220,687)

Net change in cash and cash equivalents	2,688	(5,712)	(45,169)

Cash and cash equivalents at beginning of year	29,723	32,411	26,699

Cash and cash equivalents at end of year	$32,411	$26,699	$(18,470)

Cash and cash equivalents are comprised of:
Cash and cash equivalents	$32,411	$26,699	$—
Bank indebtedness and outstanding cheques	—	—	(18,470)

	$32,411	$26,699	$(18,470)

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2005 and 2006
1.	Significant accounting policies:
(a)	Consolidated financial statements:

The Company is a cable services provider in the Province of Québec for pay-television services, Internet access and telephony services. It also provides business telecommunication services, wireless communication services and operates the largest chain of video stores in Québec and a chain of video stores in Ontario and in the Atlantic provinces.

These consolidated financial statements, expressed in Canadian dollars, have been prepared in accordance with Canadian generally accepted accounting principles and include the consolidated financial statements of Videotron Ltd. and its subsidiaries, CF Cable TV Inc., Le SuperClub Vidéotron Ltée and SETTE inc. formerly Société d’édition et de transcodage T.E. ltée.

(b)	Temporary investments:

Temporary investments consist primarily of commercial paper maturing in the short-term, and are recorded at the lower of cost and market value.

(c)	Fixed assets:

Fixed assets are recorded at cost, net of related government grants and income tax credits. Costs include material, direct labour, overhead and interest expenses relating to the projects to construct and connect receiving and distribution networks. Expenditures for additions, improvements and replacements are capitalized, whereas expenses for maintenance and repairs are charged to operating and administrative expenses as incurred.

Depreciation is calculated using the following depreciation basis and periods or rates:

Asset	Basis	Period/rate

Receiving and distribution networks	Straight-line	3 years to 20 years
Furniture and equipment	Declining balance and straight-line	20% to 33.3% 3 years to 7 years
Terminals and operating system	Straight-line	5 years and 10 years
Buildings	Declining balance	5%
Coding and transmission material	Declining balance	20%

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
1.	Significant accounting policies (continued):
(c)	Fixed assets (continued):

Leasehold improvements are amortized over the term of the lease.

The Company does not record an asset retirement obligation in connection with its cable distribution networks. The Company expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date, relating to these assets, undeterminable.

(d)	Impairment of long-lived assets:

The Company reviews, when a triggering event occurs, the carrying values of its long-lived assets by comparing the carrying amount of the asset or group of assets to the expected future undiscounted cash flows to be generated by the asset or group of assets. An impairment loss is recognized when the carrying amount of an asset or group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value, based on quoted market prices, when available, or on the estimated present value of future cash flows.

(e)	Asset retirement obligation:

Asset retirement obligations are legal obligations associated with the retirement of a tangible long-lived asset that result from acquisition, construction, development or normal operations.

Certain of our franchise agreements and leases contain provisions requiring us to restore or remove equipment in the event that the franchise or lease agreement is not renewed. We expect to continually renew our franchise agreements and have concluded that the related franchise right is an indefinite-lived intangible asset. Accordingly, the possibility is remote that we would be required to incur significant restoration or removal costs in the foreseeable future. A liability must be recognized for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. We would record an estimated liability in the unlikely event a franchise agreement containing such a provision is no longer expected to be renewed. We also expect to renew many of our lease agreements related to the continued operations of our cable business in the franchise areas. For our lease agreements, the liabilities related to the removal provisions, if any, are either not estimable or are not material.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
1.	Significant accounting policies (continued):
(f)	Revenue recognition:

The Cable and wireless services are provided under arrangement with multiple deliverables and are comprised of two separate accounting units: one for subscriber services (connecting fees and operating services) and the other, for equipment sales to subscribers including activation fees related to wireless phones.

Cable connection fee revenues are deferred and recognized as revenue over a thirty-month period, the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same thirty-month period. Operating revenues from cable television, business solution and other services, such as Internet access, telephony and wireless, are recognized when the services are rendered. Revenues from equipment sales to subscribers and their costs are recognized when the equipment is delivered. Revenues from video rentals are recorded as revenue when the services are provided. Promotional offers are accounted for as a reduction of the related service revenue when customers take advantage of the offer.

Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis representing the period over which the services are provided.

(g)	Goodwill:

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

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
1.	Significant accounting policies (continued):
(h)	Other assets:

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

(i)	Inventories:

Inventories are recorded at the lower of cost, using the weighted average cost method, or replacement value.

(j)	Foreign currency translation:

Foreign currency transactions are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historical exchange rates. Translation gains and losses are recognized in the statement of operations.

(k)	Derivative financial instruments:

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or issue derivative instruments for trading purposes. The Company documents all relationships between derivatives and hedged items, its strategy for using hedges and its risk-management objective. The Company assesses the effectiveness of derivatives when the hedge is put in place and on an ongoing basis.

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

The Company also enters into forward exchange contracts to hedge the foreign exchange fluctuations of their U.S. dollar purchases. Translation gains and losses associated with the derivative instruments are deferred under other current assets or liabilities on the balance sheet and recorded in earnings in the period in which the underlying hedged transaction is recognized.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
1.	Significant accounting policies (continued):
(k)	Derivative financial instruments (continued):

The derivative financial instruments that have not been designated as hedge of foreign currency risk and interest rate risk are marked to market with changes in fair value recognized in the statement of operations.

(l)	Cash and cash equivalents:

Cash and cash equivalents are comprised of cash and short-term liquid investments maturing within three months from the date of acquisition, net of issued and outstanding cheques.

(m)	Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted or substantively enacted date. A valuation allowance is recorded if realization is not considered “more likely than not”.

(n)	Employee future benefits:

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

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
1.	Significant accounting policies (continued):
(n)	Employee future benefits (continued):

Pension plan expense is charged to operations and includes:
—	The cost of pension plan benefits provided in exchange for employees’ services rendered during the year;

—	The amortization of prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans;

—	The interest cost of pension plan obligations, the expected return on pension fund assets, and the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets over the expected average remaining service life of the employee group covered by the plans. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.
The Company provides post-retirement benefits to eligible employees. The costs of these benefits, which are principally life insurance and health care, are accounted for during the employees’ working active period.
(o)	Advertizing:

Advertizing cost is expensed as incurred. The advertizing expenses for 2004, 2005 and 2006 amounted to $22.0 million, $24.3 million and $30.9 million, respectively.

(p)	Stock-based compensation:

Stock-based awards are granted by the parent company to certain of the Company’s employees. Compensation costs attributable to stock-based awards to employees that call for settlement in cash or other assets are recognized over the vesting period in operating expenses. Changes in intrinsic value of the stock option awards between the grant date and the measurement date result in a change in the measure of the compensation cost.

(q)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant areas requiring the use of management estimates relate to the determination of provisions for income taxes, pension and other employee benefits, the useful life of assets for depreciation and amortization and evaluation of expected future cash flows to be generated from fixed assets, implied fair value of goodwill, and other assets. Actual results could differ from those estimates.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
2.	Business combinations and reorganization:
(a)	On May 20, 2004, a subsidiary of the Company acquired the assets of Jumbo Entertainment Inc. for a total cash consideration of $7.2 million.

This acquisition is summarized as follows:

(in millions)

Assets acquired:
Inventories	$1.1
Fixed assets	0.9
Goodwill	5.2

Assets acquired at fair value	$7.2

(b)	On January 16, 2004, Videotron (1998) Ltée, a subsidiary of the Company, contracted a subordinated loan of $1.1 billion bearing interest at 10.75% from Quebecor Media Inc. On the same day, Videotron (1998) Ltée invested the whole proceeds of $1.1 billion into 1,100,000 preferred shares, Series D of Quebecor Media Inc. Those shares, carry the rights to receive an annual dividend of 11%. In December 2004, Videotron (1998) Ltée reimbursed the loan and Quebecor Media Inc. redeemed the preferred shares for $1.1 billion.

(c)	On December 31, 2004, the subsidiary, Videotron (1998) ltée, was wound up into Videotron Ltd. This transaction had no impact on the consolidated financial statements.

(d)	On January 1, 2005, the subsidiary, Vidéotron TVN Inc., was wound up into Vidéotron Ltd. This transaction had no impact on the consolidated financial statements.

(e)	On January 1, 2006, the subsidiary, Vidéotron (Régional) Ltée, was wound up into CF Cable Inc. This transaction had no impact on the consolidated financial statements.

(f)	On January 1, 2006, a company under common control, Videotron Telecom Ltd., merged with the Company. On July 1, 2006, the Company also merged with its parent, 9101-0827 Québec Inc. Those transactions have been accounted for using the continuity of interest method, and the results of operations and financial position of Videotron Telecom Ltd. and 9101-0827 Québec Inc. have been included in these consolidated financial statements as if the three companies had always been combined. Comparative figures have been restated from statements previously presented.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
2.	Business combinations and reorganization (continued):
(f)	(continued):

The following table summarizes the impacts of the two amalgamations on the Company’s comparative consolidated net income and consolidated balance sheet:

		Videotron	9101-0827	Eliminated on	Total
	Videotron Ltd.	Telecom Ltd.	Quebec Inc.	consolidation	restated
	(in thousands of Canadian dollars)
Consolidated net income (loss) for the years ended December 31:
2004	$147,372	$(9,522)	$(34,862)	$8,709	$111,697
2005	113,875	(167)	(15,730)	4,713	102,691

Consolidated balance sheet as at December 31, 2005:
Total assets	1,719,265	277,383	104,514	(123,552)	1,977,610
Total liabilities	1,777,337	33,518	111,662	(21,270)	1,901,247
Shareholder’s equity	(58,072)	243,865	(7,148)	(102,282)	76,363

3.	Employee future benefits:

The Company and affiliated companies maintain various defined benefit plans and defined contribution plans. The Company’s policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company’s pension plans were performed on December 31, 2003. The next actuarial valuations will be performed during fiscal year 2007 as at December 31, 2006.

The Company provides postretirement benefits to eligible employees. The costs of these benefits, which are principally life insurance and health care, are accounted for during the employee’s active service period.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
3.	Employee future benefits (continued):

The following tables provide a reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets for the years ended December 31, 2005 and 2006, and a statement of funded status as at these dates:

	2005			2006
		Post-			Post-
	Pension	retirement		Pension	retirement
	benefits	benefits	Total	benefits	benefits	Total
	(in thousands of Canadian dollars)
Change in benefit obligations:
Benefit obligations, beginning of year	$52,556	$5,488	$58,044	$78,434	$7,755	$86,189
Service costs	3,695	247	3,942	5,876	355	6,231
Plan participants’ contributions	3,436	—	3,436	4,115	—	4,115
Interest costs	3,458	342	3,800	4,265	403	4,668
Actuarial loss (gain)	18,072	1,737	19,809	(1,220)	1,309	89
Benefits and settlement paid	(2,783)	(59)	(2,842)	(3,947)	—	(3,947)

Benefit obligations, end of year	$78,434	$7,755	$86,189	$87,523	$9,822	$97,345

	2005			2006
		Post-			Post-
	Pension	retirement		Pension	retirement
	benefits	benefits	Total	benefits	benefits	Total
	(in thousands of Canadian dollars)
Change in plan assets:
Fair value of plan assets at beginning of year	$59,328	$—	$59,328	$70,781	$—	$70,781
Plan participants’ contributions	3,436	—	3,436	4,115	—	4,115
Actual return on plan assets	9,271	—	9,271	13,616	—	13,616
Employer contributions	1,529	59	1,588	2,696	62	2,758
Benefits and settlement paid	(2,783)	(59)	(2,842)	(3,947)	(62)	(4,009)

Fair value of plan assets, end of year	$70,781	$—	$70,781	$87,261	$—	$87,261

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
3.	Employee future benefits (continued):

The plan assets are comprised of:

	2005	2006
Equity securities	72.2%	68.1%
Debt securities	25.0%	26.1%
Real estate	2.8%	5.8%

As at December 31, 2006, plan assets included shares of the parent company and a company under common control at a market value of $1.1 million ($0.8 million in 2005).

			2005			2006
		Post-			Post-
	Pension	retirement		Pension	retirement
	benefits	benefits	Total	benefits	benefits	Total
	(in thousands of Canadian dollars)
Reconciliation of funded status:
Excess (deficit) of fair value of plan assets over benefit obligations, end of year	$(7,653)	$(7,755)	$(15,408)	$(262)	$(9,822)	$(10,084)
Past service cost gain	—	(1,099)	(1,099)	—	(1,032)	(1,032)
Unrecognized actuarial loss	10,823	2,540	13,363	1,891	3,714	5,605

Net amount recognized in balance sheet	$3,170	$(6,314)	$(3,144)	$1,629	$(7,140)	$(5,511)

Presented as follows:

			2005			2006
		Post-			Post-
	Pension	retirement		Pension	retirement
	benefits	benefits	Total	benefits	benefits	Total
	(in thousands of Canadian dollars)

Deferred pension charges	$3,946	$—	$3,946	$3,215	$(102)	$3,113
Accrued benefit liability	(776)	(6,314)	(7,090)	(1,586)	(7,038)	(8,624)

Net amount recognized	$3,170	$(6,314)	$(3,144)	$1,629	$(7,140)	$(5,511)

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
3.	Employee future benefits (continued):

Components of the net benefit costs are as follows:

			2004
		(Restated - see note 2 (f))
		Post-
	Pension	retirement
	benefits	benefits	Total
	(in thousands of Canadian dollars)

Service costs	$2,717	$2,119	$4,836
Interest costs	2,984	321	3,305
Actual return on plan assets	(7,776)	—	(7,776)
Actuarial loss on accrued benefit obligation	3,438	59	3,497

Elements of net benefit cost adjustments to recognize the long-term nature and valuation allowance	1,363	2,499	3,862

Difference between actual and expected return on plan assets	3,771	—	3,771
Deferral of actuarial loss on accrued benefit obligation	(3,383)	(59)	(3,442)
Amortization of previously deferred actuarial loss	—	21	21
Other	—	(83)	(83)

Total adjustments to recognize the long-term nature of benefit costs	388	(121)	267

Defined contribution pension plan:
Employer’s contribution during the period	3,854	—	3,854

Net benefit costs	$5,605	$2,378	$7,983

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
3.	Employee future benefits (continued):

			2005
		(Restated - see note 2 (f))
		Post-
	Pension	retirement
	benefits	benefits	Total
	(in thousands of Canadian dollars)

Service costs	$3,695	$247	$3,942
Interest costs	3,458	342	3,800
Actual return on plan assets	(9,271)	—	(9,271)
Actuarial loss on accrued benefit obligation	18,072	1,737	19,809

Elements of net benefit cost adjustments to recognize the long-term nature and valuation allowance	15,954	2,326	18,280

Difference between actual and expected return on plan assets	4,740	—	4,740
Deferral of actuarial loss on accrued benefit obligation	(18,011)	(1,737)	(19,748)
Amortization of previously deferred actuarial loss	—	20	20
Other	—	(68)	(68)

Total adjustments to recognize the long-term nature of benefit costs	(13,271)	(1,785)	(15,056)

Defined contribution pension plan:
Employer’s contribution during the period	4,117	—	4,117

Net benefit costs	$6,800	$541	$7,341

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
3.	Employee future benefits (continued):

			2006
		Post-
	Pension	retirement
	benefits	benefits	Total
	(in thousands of Canadian dollars)

Service costs	$5,876	$355	$6,231
Interest costs	4,265	403	4,668
Actual return on plan assets	(13,616)	—	(13,616)
Actuarial (gain) loss on accrued benefit obligation	(1,220)	1,309	89

Elements of net benefit cost adjustments to recognize the long-term nature and valuation allowance	(4,695)	2,067	(2,628)

Difference between actual and expected return on plan assets	8,388	—	8,388
Deferral of actuarial loss on accrued benefit obligation	1,220	(1,309)	(89)
Amortization of previously deferred actuarial loss	(676)	135	(541)
Other	—	(67)	(67)

Total adjustments to recognize the long-term nature of benefit costs	8,932	(1,241)	7,691

Defined contribution pension plan:
Employer’s contribution during the period	4,754	—	4,754

Net benefit costs	$8,991	$826	$9,817

The expense related to defined contribution pension plans amounts to $4.8 million for the year ended December 31, 2006 ($4.1 million (restated) in 2005 and $3.9 million (restated) in 2004).
Also, the total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, totaled $7.5 million for the year ended December 31, 2006 ($5.7 million (restated) in 2005 and $5.1 million (restated) in 2004).

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
3.	Employee future benefits (continued):

The weighted average rates used in the measurement of the Company’s benefit obligations as at December 31, 2006, 2005 and 2004 and current periodic costs are as follows:

	2004	2005	2006
Benefit obligations:

Rates at end of year:
Discount rate	6.00%	5.00%	5.00%
Expected return on plan assets	7.50%	7.50%	7.25%
Rate of compensation increase	3.50%	3.50%	3.50%

Current periodic costs:

Rates at beginning of year:
Discount rate	6.25%	6.00%	5.00%
Expected return on plan assets	7.75%	7.50%	7.50%
Rate of compensation increase	3.50%	3.50%	3.50%

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 8.6% at the end of 2006. The cost is expected to decrease gradually to 5% over the next nine years and remain at that level thereafter. A one-percentage point change in the assumed health care cost trend would have the following effects:

	Postretirement benefits

	Increase	Decrease
Sensitivity analysis	1%	1%

Effect on service and interest costs	$1	$(1)
Effect on benefit obligations	17	(15)

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
4.	Depreciation and amortization:

	2004	2005	2006
		(in thousands of Canadian dollars)
	(Restated - note 2 (f))
Fixed assets	$162,348	$164,684	$183,619
Other assets	1,514	1,608	1,496

	$163,862	$166,292	$185,115

Direct costs include $3.3 million in 2004, $3.5 million in 2005 and $4.7 million in 2006 of depreciation on video rental inventory. Operating, general and administrative expenses include $1.9 million in 2004, $6.6 in 2005 and $11.6 million in 2006 of amortization of connection fees.
5.	Financial expenses:

	2004	2005	2006
		(in thousands of Canadian dollars)
	(Restated - note 2 (f))
Third parties:
Interest on long-term debt	$56,923	$61,207	$81,316
Amortization of deferred financing costs	1,397	1,836	1,966
Amortization of debt premium and discount	(1,106)	(2,188)	(1,534)
Loss (gain) on revaluation of additional amount payable	26,902	10,140	(3,286)
Loss (gain) on repayment of long-term debt	187	(312)	–
Change in fair value of derivative financial instruments	4,579	(1,165)	(19)
Loss on foreign currency translation of
long-term debt	1,298	1,413	–
(Gain) loss on foreign currency translation of short-term monetary items	(907)	(1,447)	1,113
Other	1,706	542	70

	90,979	70,026	79,626

Interest income	(1,191)	(1,271)	(512)

	89,788	68,755	79,114

Parent company:
Interest expense (note 2 (b))	114,707	6,862	472
Interest income	(579)	(880)	–

	114,128	5,982	472

	$203,916	$74,737	$79,586

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
5.	Financial expenses (continued):

Interest paid to and interest received from third parties in 2004 amounted to $51.1 million and $2.1 million (restated), respectively, $66.0 million and $3.2 million (restated) in 2005 and $81.4 million and $0.9 million in 2006.

Interest paid to and interest received from affiliated companies in 2004 amounted to $108.5 million and nil, respectively, nil and nil in 2005, and $18.0 and nil in 2006.
6.	Income taxes:

The following schedule reconciles income taxes computed on income before income taxes and non-controlling interest in a subsidiary based on the consolidated basic income tax rate and the effective income tax rate:

	2004	2005	2006
		(in thousands of Canadian dollars)
	(Restated - note 2 (f))
Income taxes based on statutory tax rates of 31.02% in 2004, 31.02% in 2005 and 32.02% in 2006	$32,613	$53,536	$79,412
Change due to the following items:
Federal large corporations tax	2,241	2,156	–
Non-taxable dividend from the parent company	(34,449)	–	–
Settlement of notices of assessment	(17,483)	1,080	–
Non-deductible charges and/or loss deductible at a lower rate or for which the tax benefit was not recorded	9,800	3,245	(1,001)
(Reduction) increase in future enacted tax rate	–	10,661	(14,914)
Other	617	(887)	733

Income taxes based on the effective income tax rate	$(6,661)	$69,791	$64,230

Income taxes paid were $9.9 million (restated) in 2004, $3.9 million (restated) in 2005 and $1.4 million in 2006.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
6.	Income taxes (continued):

The tax effects of significant items comprising the Company’s net future tax liability are as follows:

	2005	2006
	(in thousands of Canadian dollars)
	(Restated -
	note 2 (f))
Operating loss carryforwards	$90,193	$17,676
Other provisions	7,723	8,384
Fixed assets	(149,004)	(147,080)
Other assets	(11,340)	(5,837)

Net future income tax liability	$(62,428)	$(126,857)

Presented as follows:
Future income tax assets:
Current	$76,607	$24,728
Long-term	36,713	3,358

	113,320	28,086

Future income tax liability:
Long-term	(175,748)	(154,943)

Net future income tax liability	$(62,428)	$(126,857)

During the year ended December 31, 2003, the Company obtained from a company under common control of the ultimate parent company, income tax deductions. This transaction allowed the Company to realize a gain of $3.4 million which was credited to contributed surplus. During the year ended December 31, 2004, an adjustment was made to this transaction and $0.07 million was debited to contributed surplus.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
6.	Income taxes (continued):

During the year ended December 31, 2004, the Company acquired from the parent company, income tax assets of $62.0 million, of which $55.5 million was recorded as future income tax assets and $6.5 million as income taxes receivable. The consideration payable to the parent company amounted to $35.2 million. The difference of $26.8 million was credited to contributed surplus.

During the year ended December 31, 2005, the Company acquired from a company under common control of the ultimate parent company income tax deductions of $0.7 million, of which $0.3 million is recorded as income taxes receivable and $0.4 million as future tax assets. The consideration payable to this company under common control amounts to $0.7 million. This transaction allowed the Company to realize a gain of $0.023 million which has been credited to contributed surplus.

During the year ended December 31, 2006, the Company acquired from a company under common control of the ultimate parent company income tax deductions of $0.3 million, of which $0.2 million is recorded as income taxes receivable and $0.05 million as future income tax assets. The consideration payable to this company under common control amounts to $0.3 million. This transaction allowed the Company to realize a gain of $0.022 million which has been credited to contributed surplus.

As at December 31, 2006, the Company had net operating loss carryforwards for income tax purposes available to reduce future federal and provincial taxable income of approximately $52.9 million and $59.7 million which expire as follows:

	Federal	Provincial
	(in thousands of Canadian dollars)
2007	$14,891	$16,143
2008	–	–
2009	–	–
2010	560	560
2014	36,248	41,273
2015	290	804
2026	952	952

	$52,941	$59,732

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
7.	Accounts receivable:

	2005	2006
	(in thousands of Canadian dollars)
	(Restated -
	note 2 (f))
Trade	$121,770	$145,518
Interest receivable on swaps	6,375	4,908
Allowance for doubtful accounts	(11,051)	(10,841)

	$117,094	$139,585

Allowance for doubtful accounts is based on the aging of the receivables for cable services and video rental and on a specific entity analysis for other commercial accounts.
8.	Inventories:

	2005	2006
	(in thousands of Canadian dollars)
	(Restated -
	note 2 (f))
Subscribers’ equipment	$15,541	$23,345
Video store materials	5,469	5,524
Other supplies and spare parts	8,355	10,582

	$29,365	$39,451

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
9.	Fixed assets:

	2005
		Accumulated	Net book
	Cost	depreciation	value
	(in thousands of Canadian dollars)
	(Restated - note 2 (f))
Receiving and distribution networks	$2,041,121	$1,055,707	$985,414
Furniture and equipment	331,144	245,540	85,604
Terminals and operating system	128,161	76,718	51,443
Buildings	37,880	14,391	23,489
Coding and transmission material	7,647	4,578	3,069
Land	2,799	—	2,799

	$2,548,752	$1,396,934	$1,151,818

	2006
		Accumulated	Net book
	Cost	depreciation	value
	(in thousands of Canadian dollars)
Receiving and distribution networks	$2,273,398	$1,194,817	$1,078,581
Furniture and equipment	365,533	264,765	100,768
Terminals and operating system	151,624	79,429	72,195
Buildings	45,342	15,649	29,693
Coding and transmission material	8,047	2,695	5,352
Land	2,840	—	2,840

	$2,846,784	$1,557,355	$1,289,429

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
10.	Other assets:

	2005	2006
	(in thousands of Canadian dollars)
	(Restated -
	note 2 (f))
Deferred financing costs (i)	$16,630	$14,499
Employee future benefit costs (note 3)	3,946	3,113
Development and pre-operating costs (ii)	2,784	4,227
Deferred connection fees	15,530	18,201
Video rental inventory	3,371	3,739
Easements at cost (with indefinite life)	994	994
Other	594	509

	$43,849	$45,282

(i)	Net of accumulated amortization of $3.1 million in 2005 and $5.0 million in 2006.

(ii)	Net of accumulated amortization of $0.9 million in 2005 and $2.2 million in 2006.
11.	Accounts payable and accrued liabilities:

	2005	2006
	(in thousands of Canadian dollars)
	(Restated -
	note 2 (f))
Trade accounts payable and accruals	$154,145	$196,274
Employees’ salaries and dues	33,418	37,884
Government sales tax	14,067	9,084
Interest	26,278	24,956

	$227,908	$268,198

12.	Additional amount payable:

The value of the additional amount payable resulting from the repurchase of redeemable preferred shares in 2003, fluctuated based on the market value of the parent company’s common shares. Until the parent company is listed on a stock exchange, the value of the additional amount payable is based on a formula established in the agreement. At the date of the transaction, both parties had agreed to an initial value of $70.0 million. As at December 31, 2005, the additional amount payable was valued at $111.5 million. Change in the amount payable is recorded as a financial expense in the statement of operations.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
12.	Additional amount payable (continued):

On June 30, 2006, the additional amount payable of $108.3 million was transferred to the parent company in exchange of a cash consideration of $111.5 million. The excess of the consideration paid in the amount of $3.3 million was charged to retained earnings.

13.	Long-term debt:

	2005	2006
	(in thousands of Canadian dollars)
Bank facility (a):
Revolving credit	$—	$49,000
Senior Notes (b)	971,697	972,170
Subordinated loan — Quebecor Media Inc. (c)	150,000	—

Long-term portion of the long-term debt	$1,121,697	$1,021,170

(a)	Bank facility:

Bank credit facility, bearing interest at Bankers’ Acceptances and Canadian prime rates, plus, in each case, a margin depending upon Videotron Ltd. leverage ratio, is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Videotron Ltd. and its subsidiaries.

The credit facilities contain usual covenants such as maintaining certain financial ratios and certain restrictions as to the payment of dividends and acquisitions and disposals of assets. The unused amount under the revolving facility is $401.0 million as at December 31, 2006 and was $450.0 million as at December 31, 2005.

On November 19, 2004, concurrently with the issuance of additional Senior Notes, the term-loan C, having a balance of $318.1 million, was repaid in full and the revolving credit facility was increased from $100.0 million to $450.0 million with an extended maturity date to November 2009.

(b)	Senior Notes:
(i)	On October 8, 2003, the Company issued US$335.0 million of aggregate principal amount of Senior Notes at a discount rate of 99.0806% for net proceeds of US$331.9 million, before issuance fees of US$5.7 million.

On November 19, 2004, the Company issued an additional US$315.0 million of aggregate principal amount of Senior Notes at a premium of 5.0% for total proceeds of US$330.8 million, before issuance fees of US$4.1 million.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
13.	Long-term debt (continued):
(b)	Senior Notes:
(i)	(continued):

These Notes bear interest at a rate of 6.875% payable every six months on January 15 and July 15, and mature on January 15, 2014. These Notes contain certain restrictions for Videotron Ltd., including limitations on its ability to incur additional indebtedness, and are unsecured. The Company has fully hedged the foreign currency risk associated with these Senior Notes by using cross-currency interest rate swaps under which all payments were set in Canadian dollars. These Notes will be redeemable, in whole or in part, at any time on or after January 15, 2009, with a premium decreasing from 3.438% on January 15, 2009 to nil on January 15, 2012.

(ii)	On September 16, 2005, the Company issued US$175.0 million of aggregate principal amount of Senior Notes at a discount rate of 99.5% for net proceeds of US$174.1 million, before issuance fees of $3.7 million. These Notes bear interest at a rate of 6.375% payable every six months on December 15 and June 15, and mature on December 15, 2015. The Notes contain certain restrictions for Videotron Ltd., including limitations on its ability to incur additional indebtedness, and are unsecured. The Company has fully hedged the foreign currency risk associated with the Senior Notes by using cross-currency interest rate swaps under which all payments were set in Canadian dollars. The notes will be redeemable, in whole or in part, at any time on or after December 15, 2010, with a premium decreasing from 3.188% on December 15, 2010 to nil on December 15, 2013.
(c)	Subordinated loan — Quebecor Media Inc.:

The $150.0 million subordinated loan from the Company’s parent company, bore interest at the rate of 90-day Bankers’ Acceptance rates plus 1.5%. On January 17, 2006, the Company reimbursed the principal amount of the subordinated loan and all interest owed at that date to Quebecor Media Inc. for a total consideration of $168.0 million.

(d)	Senior Secured First Priority Notes:

On July 15, 2005, the Company repurchased the aggregate principal amount of the Senior Secured First Priority Notes of US$75.6 million of its subsidiary, CF Cable TV Inc., which bore interest at 9.125%. The gain on settlement of long-term debt included the write-off of the unamortized premium of $0.8 million, net of deferred financing costs amounting to $0.5 million. Also, an amount of $7.4 million was paid as settlement of the foreign exchange forward contracts related to these Notes.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
13.	Long-term debt (continued):
(d)	Senior Secured First Priority Notes (continued):
Minimum principal payments on long-term debt in each of the next five years and thereafter are as follows:

(in thousands of Canadian dollars)
2007	$—
2008	—
2009	49,000
2010	—
2011 and thereafter	972,170
14.	Share capital:

Previously authorized:
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

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
14.	Share capital (continued):
Previously authorized (continued):
Unlimited preferred shares, Series G, carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred cash dividend of 11.25%, retractable and redeemable

An unlimited number of common shares, without par value, voting and participating
On January 1, 2006, following the amalgamation with Videotron Telecom Ltd. and on July 1, 2006, following the amalgamation with 9101-0827 Québec Inc., the Company modified its articles as follows:

New authorized share capital:
An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E and Series F, without par value, ranking prior to the common shares with regard to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regard to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable

	2005		2006
		Retractable		Retractable
	Common	preferred	Common	preferred
	shares	shares	shares	shares
	(Restated - see note 2(f))
Issued and paid:
2,515,276 common shares, Series A (2005 - 68,690,189) (i)	$342,940	$—	$345,727	$—
Nil preferred shares, Series B (2005 - 2 Class C shares)	—	—	—	—
65,000 preferred shares, Series G (170,000 as of December 31, 2005)	—	—	—	—

	$342,940	$—	$345,727	$—

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
14.	Share capital (continued):
(i)	The following table summarizes the impacts of the two amalgamations on the Company’s share capital as at December 31, 2005:

		Videotron	9101-0827	Total
	Videotron Ltd.	Telecom Ltd.	Quebec inc.	restated
Number Common shares	11,174,813	2,515,276	55,000,100	68,690,189

$(in thousands of Canadian dollars) Common shares	$173,236	$160,357	$9,347	$342,940

On January 16, 2004 and September 30, 2004, Videotron Ltd. issued 88,000 and 45,000 preferred shares Series G, respectively, to Groupe Divertissement SuperClub Inc., the wholly-owned subsidiary of Le Superclub Videotron Ltée, for a total cash consideration of $88.0 million and $45.0 million, respectively. Series G shares are eliminated upon consolidation.

On March 26, 2004, the Company redeemed the Series F preferred shares, for an amount of $3.7 million. The excess of the consideration paid over the preferred shares’ retractable value, in the amount of $1.7 million, has been charged to deficit.

On April 18, 2005, Videotron Ltd. issued 57,000 preferred shares, Series G, to Groupe de Divertissement Superclub Inc., a wholly-owned subsidiary of Le Superclub Vidéotron Ltée, for a total cash consideration of $57.0 million. On the same date, Videotron Ltd. redeemed 20,000 preferred shares, Series G, from Groupe de Divertissement Superclub Inc. for a total cash consideration of $20.0 million. Series G shares are eliminated upon consolidation.

On December 14, 2005, 9101-0827 Québec Inc. reduced the paid-up capital of its common shares by $45.7 million.

On January 1, 2006, 2,657,400,000 common shares were issued by 9101-0827 Québec Inc. to its parent company in exchange of the investment of 11,174,813 common shares of Videotron Ltd.

On January 1, 2006, as a result of the merger of Videotron Ltd. and Videotron Telecom Ltd., the previously issued common shares were converted into 2,515,276 common shares of the new authorized share capital; the 2 Class C shares of Videotron Telecom Ltd. previously issued were converted into 2 preferred shares, Series B of the new authorized share capital; the 170,000 preferred shares, Series G of Videotron Ltd. were converted into 170,000 preferred shares, Series G of the new authorized share capital.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
14.	Share capital (continued):

On January 17, 2006, March 6, 2006, April 17, 2006 and May 15, 2006, the Company reduced the paid-up capital of the common shares, Series A, by $83.7 million, $10.0 million, $10.0 million and $5.0 million, respectively. Those amounts have been paid to the parent company.

On June 30, 2006, Videotron Ltd. redeemed 105,000 preferred shares, Series G, from Groupe de Divertissement SuperClub Inc. for a total cash consideration of $105.0 million.

On June 30, 2006, 9101-0827 Québec inc. issued 103,274 common shares to its parent company for a total consideration of $111.5 million.

On July 1, 2006, as a result of the merger of Videotron Ltd. and 9101-0827 Québec Inc., the previously issued common shares were converted into 2,515,276 common shares of the new authorized share capital; the 2 preferred shares, Series B of Videotron Ltd. were cancelled; the 65,000 preferred shares, Series G were converted into 65,000 preferred shares, Series G of the new authorized share capital.

The preferred shares, Series G are owned by Groupe de Divertissement SuperClub Inc., a wholly-owned subsidiary of the Company, and are eliminated upon consolidation.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
15.	Stock option plan:

Under a stock option plan established by the Company, 6,185,714 common shares of the parent company were set aside for officers, senior employees, directors and other key employees of the Company and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares of the parent company, at the date of grant, as determined by the parent company’s Board of Directors (if the common shares of the parent company are not listed on a stock exchange at the time of the grant) or the five-day weighted average closing price ending on the day preceding the date of grant of the common shares of the parent company on the stock exchange where such shares are listed at the time of grant. Unless authorized by the parent company’s Compensation Committee in the context of a change of control, no options may be exercised by an optionee if the shares of the parent company have not been listed on a recognized stock exchange. Should the common shares of the parent company not be so listed on March 1, 2008, optionees may exercise, from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30 of each year, starting March 1, 2008, their right to receive an amount in cash equal to the difference between the fair market value, as determined by the parent company’s Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, common shares of the parent company. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of grant.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
15.	Stock option plan:

The following table gives summary information on outstanding options granted by the parent company to the employees of the Company as at December 31, 2005 and 2006:

	2005		2006
		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price
	(Restated - see note 2 (f))
Balance at beginning of year	562,067	$18.69	588,257	$19.34
Granted	42,835	28.08	291,782	31.97
Exercised	—	—	(8,887)	29.48
Transferred and cancelled	(16,645)	18.38	(9,385)	27.17

Balance at end of year	588,257	$19.34	861,767	$23.43

Vested options at end of year	222,111	$18.36	378,451	$18.69

The following table gives summary information on outstanding options as at December 31, 2006:

	Outstanding options		Vested options
		Weighted average		Weighted average
Exercise price	Number	years to maturity	Number	exercise price

$15.19	28,637	6.41 years	17,182	$15.19
16.17	172,229	5.27 years	130,517	16.17
19.46	240,749	6.59 years	160,037	19.46
21.42	8,869	6.92 years	5,322	21.42
21.75	17,470	7.20 years	6,988	21.75
21.77	62,011	5.23 years	46,509	21.77
22.98	11,752	7.69 years	4,701	22.98
27.86	35,979	8.12 years	7,195	27.86
30.47	63,579	9.12 years	—	—
31.92	140,977	9.59 years	—	—
33.41	79,515	9.78 years	—	—

$15.19 to $33.41	861,767	7.29 years	378,451	$18.69

For the year ended December 31, 2006, a charge of $5.0 million related to the plan was recorded in the statement of operations ($2.0 million (restated) for 2005).

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
16.	Financial instruments:
(a)	Fair value:

The carrying amount of cash and cash equivalents, temporary investments, accounts receivable, issued and outstanding cheques, accounts receivable from/payable to affiliated companies, and accounts payable and accrued liabilities approximates their fair value as these items will be realized or paid within one year.

As at December 31, the estimated fair values of long-term debt and derivative financial instruments are as follows:

	2005			2006
	Book		Fair	Book	Fair
	value		value	value	value
	(in thousands of Canadian dollars)
Liabilities:
Financial liabilities:
Long-term debt	$1,121,697		$1,117,398	$1,021,170	$1,010,601
Derivative financial instruments:
Interest rate swaps	(935	)(i)	(935)	21	29

Assets (liabilities):
Cross currency interest rate swaps	(73,835)		(135,048)	(71,828)	(141,062)
Forward exchange	—		(158)	—	2,083

(i)	Including an amount of $0.9 million in 2005 and nil in 2006 classified with interest payable in the balance sheet.
The fair value of the financial liabilities are estimated based on discounted cash flows using year-end market yields or market value of similar instruments with the same maturity. The fair value of the derivative financial instruments is estimated using year-end market rates, and reflects the amount the Company would receive or pay if the instruments were closed out at those dates.

(b)	Management of interest rate risk and foreign exchange risk:
(i)	Interest-rate swaps:

The Company entered into interest rate swaps to manage its interest rate exposure and has committed to exchange, at specific intervals, the difference between the fixed and floating interest rates calculated by reference to the notional amounts.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
16.	Financial instruments (continued):
(b)	Management of interest rate risk and foreign exchange risk (continued):
(i)	Interest-rate swaps (continued):

The amounts of outstanding contracts as at December 31, 2006 by the Company are shown in the table below:

	Notional	Pay/	Fixed	Floating
Maturity	amount	receive	rate	rate

September 2007	$5.0	Pay fixed/ receive floating	3.75%	Bankers’ acceptance 3 months

(ii)	Cross-currency interest rate swaps:

					Exchange rate
			Annual	Annual	of interest and
			effective	nominal	capital payments
	Period	Notional	interest	interest	per CA dollar for
	covered	amount	rate	rate	one US dollar

Senior Notes	2003 to 2014	US$200.0	Bankers’	6.875%	1.3425
			acceptances
			3 months
			plus 2.73%

Senior Notes	2003 to 2014	US$135.0	7.66%	6.875%	1.3425

Senior Notes	2004 to 2014	US$190.0	Bankers’	6.875%	1.2000
			acceptances
			3 months
			plus 2.80%

Senior Notes	2004 to 2014	US$125.0	7.45%	6.875%	1.1950

Senior Notes	2005 to 2015	US$175.0	5.98%	6.375%	1.1781

During the year ended December 31, 2006, the Company concluded forward exchange contracts to hedge the foreign exchange fluctuations relating to its 2007 customers’ equipment and other purchases by fixing the US dollar/Canadian dollar exchange rate at 1.1152 on an amount of $50.4 million.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
16.	Financial instruments (continued):
(c)	Other disclosures:
(i)	The credit risk of the financial instruments arises from the possibility that the counterparties to the agreements or contracts may default on their obligations under the agreements. In order to minimize this risk, the Company’s general policy is to deal only with counterparties with a Standard & Poor’s rating (or the equivalent) of at least A -.

(ii)	The Company is exposed to a credit risk towards its customers. However, credit risk concentration is minimized because of the large number of customers.
17.	Commitments and guarantees:
(a)	Under the terms of operating leases, the Company is committed to make the following minimum annual lease payments over the next years:

	(in thousands of Canadian dollars)
	Minimum	Leases	Minimum net
	annual lease	assumed by	annual lease
	payments	franchisees (b)	payments

2007	$35,244	$1,763	$33,481
2008	18,351	1,540	16,811
2009	12,331	1,340	10,991
2010	6,780	1,027	5,753
2011	3,503	534	2,969
2012 and thereafter	8,267	1,535	6,732

The operating lease expense amounted to $16.8 million (restated) in 2004, $21.3 million (restated) in 2005 and $21.0 million in 2006.

(b)	Management fee:

In 2002, the Company began paying an annual management fee to Quebecor Media for services rendered to the Company pursuant to a five-year management services agreement. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $8.4 million (restated) in 2004, $13.3 million (restated) in 2005 and $23.4 million in 2006. The agreement provides for an annual management fee to be agreed upon for the year 2007. In addition, Quebecor Media is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
17.	Commitments and guarantees (continued):
(c)	Disclosure of guarantees:

Operating leases:

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these operating leases prior to maturity and should the fair value of the leased assets be less than the guaranteed residual value, the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. As at December 31, 2006, the maximum exposure in respect of these guarantees is $5.7 million and no amount has been recorded in the consolidated financial statements.

Guarantees under lease agreements:

A subsidiary of the Company has provided guarantees to the lessor under premise leases for certain franchisees, with expiry dates through 2015. The Company must, under certain conditions, compensate the lessor should the franchisee default. As at December 31, 2006, the maximum exposure in respect of these guarantees is $7.7 million. No liability has been recorded in the consolidated financial statements since the subsidiary does not expect to make any payments pertaining to these guarantees. Recourse against the franchisee is also available, up to the total amount due.

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

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
18.	Supplemental cash flow information:

	2004	2005	2006
		(in thousands of Canadian dollars)
	(restated - note 2 (f))
Non-cash financing and investing activities:
(i) Purchase of fixed assets financed by accounts payable and accrued liabilities	$9,574	$16,569	$20,976
(ii) Deferred charge expenditures financed by accounts payable and accrued liabilities and by affiliated companies	1,209	—	—

19.	Related party transactions:

In addition to the transactions disclosed elsewhere in these financial statements, the Company entered into the following transactions with affiliated companies. These transactions have been recorded at the exchange value in the normal course of business, which is the amount established and agreed to by the related parties:

	2004	2005	2006
		(in thousands of Canadian dollars)
	(restated - note 2 (f))
Parent company:
Operating revenue	$72	$103	$150
Operating and administrative expenses	3,053	4,212	4,110
Operating and administrative expenses recovered	(159)	(155)	(23)

Companies under common control:
Operating revenue	16,768	28,673	25,146
Direct costs	9,769	12,181	15,565
Operating and administrative expenses	28,241	41,288	43,819
Acquisition of fixed assets	3,268	—	—

Directors of the parent company:
Operating and administrative expenses	502	768	682
Acquisition of deferred financing costs	91	85	—

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
19.	Related party transactions (continued):

The Company entered into an affiliation agreement with Groupe Archambault Inc. (“Archambault”), a company under common control, a subsidiary of Quebecor Media. This agreement provides that the Company pay to Archambault 54% of all revenues generated from the fees paid by customers to use Archambault’s video-on-demand services. This agreement expires on August 31, 2008 and is renewable.

In connection with this affiliation agreement, the Company entered into a video-on-demand services agreement with Archambault. Under this agreement, various technical services will be provided to Archambault. In consideration of these services, Archambault will pay a fee of 8% of all revenues generated from fees paid by customers to use Archambault’s video-on-demand services. The term of this agreement is the same as that of the affiliation agreement.

Under the affiliation agreement, the Company paid fees to Archambault of $3.7 million, $6.7 million and $9.0 million and received fees from Archambault of $0.5 million, $1.0 million and $1.9 million for the years 2004, 2005 and 2006, respectively.

On January 1, 2006, pursuant to the merger of Videotron Telecom, Videotron Ltd. became party to the information technology outsourcing agreement between its affiliates, Quebecor World Inc., and Videotron Telecom. Under this agreement, Quebecor World Inc. has retained Videotron Ltd. to outsource Quebecor World Inc.’s corporate information technology services.

Under this seven-year information technology management services agreement, the Company is to provide infrastructure services in support of hosting server-based applications and services related to computer operations, production control, technical support, network support, regional support, desktop support for certain sites, help-desk and corporate assistance, firewall and security support, business continuity and disaster recovery and voice and video support. The monthly revenues for such services are approximately $1.1 million, for an annual total of approximately $12.8 million. The term of the agreement is through June 30, 2011.

20.	Contingencies:

On March 13, 2002, a legal action was initiated by the shareholders of a cable company against Videotron Ltd. They contend that Videotron Ltd. did not honor its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensations totalling $26.0 million. Management of the Company claims that the suit is not justified and intends to defend vigorously its case in Court.

In the normal course of business, the Company is a party to various claims and lawsuits. Even though the outcome of these various pending cases as at December 31, 2006 cannot be determined with certainty, management believes that their outcome will not have a material adverse impact on its operating results or financial position.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
21.	Comparative figures:

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted in the current period.

22.	Rates subject to CRTC regulations:

The Company’s operations are subject to rate regulations on certain services based on geographical regions, mainly by the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the Canadian Radio-Television and Telecommunication Commissions (“CRTC”). Accordingly, the Company’s operating revenues could be affected by changes in regulations or decisions made by this regulating body. The Company does not select accounting policies that would differ from generally accepted accounting principles, even though the Company is subject to these regulations.

23.	Subsequent event:

On January 3, 2007, the Company contracted a subordinated loan of $1.0 billion from Quebecor Média Inc., bearing interest at a rate of 10.5% payable every six months on June 20 and December 20, and maturing on January 3, 2022. On the same day, the Company invested the whole proceeds of $1.0 billion into 1,000,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Média Inc. These shares carry the right to receive an annual dividend of 10.85% payable semi-annually.

24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States:

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

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States:

Consolidated Statements of Operations (continued):

	2004	2005	2006
	(in thousands of Canadian dollars)
	(Restated - note 2 (f))
Net income for the year based on Canadian GAAP	$111,697	$102,691	$183,691

Adjustments:
Push-down basis of accounting (i)	(18,108)	(7,096)	(6,253)
Development and pre-operating costs (iii)	(721)	(795)	(1,454)
Accounting for derivative instruments and hedging activities (iv)	12,266	7,542	983
Share-based payment (viii)	—	—	(900)
Income taxes (v)	183	2,160	477

Net income for the year based on US GAAP	105,317	104,502	176,544

Other comprehensive gain (loss) (vi):
Pension and postretirement benefits (vii)	835	(61)	153
Accounting for derivative instruments and hedging activities (iv)	(14,473)	(18,271)	1,963
Income taxes (v)	—	10,882	(1,704)

Comprehensive income for the year based on US GAAP	$91,679	$97,052	$176,956

Accumulated other comprehensive loss at beginning of year	$(1,770)	$(15,408)	$(22,858)
Adjustments (vii)	—	—	(3,160)
Changes in the year	(13,638)	(7,450)	412

Accumulated other comprehensive loss at end of year	$(15,408)	$(22,858)	$(25,606)

Pension and postretirement benefits (vii)	$(92)	$(153)	$(4,493)
Accounting for derivative instruments and hedging activities (iv)	(15,316)	(33,587)	(31,624)
Income taxes (v)	—	10,882	10,511

Accumulated other comprehensive loss at end of year	$(15,408)	$(22,858)	$(25,606)

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Shareholder’s Equity

	2005	2006
	(in thousands of Canadian dollars)
	(Restated -
	note 2 (f))
Shareholder’s equity (deficit) based on Canadian GAAP	$76,363	$249,581

Cumulative adjustments:
Push-down basis of accounting (i)	4,499,157	4,492,904
Goodwill impairment (ii)	(2,274,627)	(2,274,627)
Development and pre-operating costs (iii)	(2,692)	(4,146)
Accounting for derivative instruments and hedging activities (iv)	(26,288)	(23,342)
Share-based payments (viii)	—	(900)
Income taxes (v)	13,630	13,736
Pension and postretirement benefits (vii)	(153)	(4,493)

Shareholder’s equity based on US GAAP	$2,285,390	$2,448,713

(i)	Push-down basis of accounting (restated — see note 2 (f)):

The basis of accounting used in the preparation of this reconciliation of Canadian GAAP to US GAAP reflects the push-down resulting from the acquisition of the Company and its subsidiaries on October 23, 2000 by Quebecor Media Inc. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical consolidated financial statements of the Company to reflect Parent’s cost basis were:
(a)	The carrying values of fixed assets were increased by $110.8 million;

(b)	The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt, and further reduction in deferred charges was recorded for a total amount of $22.6 million;

(c)	Accrued charges increased by $41.5 million;

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Shareholder’s Equity (continued)
(i)	Push-down basis of accounting (continued):
(d)	Future income tax liability increased by $24.4 million; and

(e)	The $4,631.1 million excess of parent’s cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,653.4 million was credited to contributed surplus. In 2004, the Company and its parent materialized income tax benefits in the amount of $84.3 million which had not been recognized at the date of acquisition. Therefore, the goodwill has been reduced by $84.3 million, contributed surplus has been reduced by $67.4 million and income tax expense for US GAAP purposes has been increased by $16.9 million.
(ii)	Goodwill impairment:

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

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Shareholder’s Equity (continued)
(iv)	Accounting for derivative instruments and hedging activities:

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

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Shareholder’s Equity (continued)
(vii)	Pension and postretirement benefits:

Under GAAP in the United States, Statement No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158), was issued in 2006 and requires the recognition in the balance sheet of the over or under funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss. FAS158 was effective prospectively for fiscal years ended after December 15, 2006 and the amounts presented for prior periods have not been restated for this change. This change in accounting policy resulted in an adjustment of $3,160 recorded in accumulated other comprehensive loss and did not have an impact on the Company’s consolidated statement of operations.

Under GAAP in the United States, for 2005 and prior years, if the accumulated benefit obligation exceeded the fair value of a pension plan’s assets, the Company was required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which was recorded in accumulated other comprehensive loss. The additional minimum liability concept from FAS 87 has been eliminated with the adoption of FAS158.

Under GAAP in Canada, a company is not required to recognize the over or under funded positions or to recognize an additional minimum liability.

(viii)	Share-based payment:

Under U.S. GAAP, the Company adopted the new standards of FASB No. 123(R), Share-Based Payment (SFAS123(R)). In accordance with SFAS 123(R), the liability related to stock-based awards that call for settlement in cash or other asset must be measured at its fair value based on the fair value of stock option awards, and shall be remeasured at the end of each reporting period through settlement. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stock option awards instead of the fair value.

(ix)	Operating income before the undernoted:

US GAAP requires that depreciation and amortization and other items be included in the determination of operating income and does not permit the disclosure of subtotals of the amounts of operating income before these items. Canadian GAAP permits the subtotals of the amounts of operating income before these items.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Shareholder’s Equity (continued)
(x)	Consolidated statements of cash flows:

The disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash operating working capital items in the consolidated statement of cash flows is allowed by Canadian GAAP while it is not allowed by US GAAP.

(xi)	Guaranteed debt:

The consolidated information below has been presented in accordance with the requirements of the Securities and Exchange Commission for guarantor financial statements.

The Company’s Senior Notes due 2014 and 2015 described in note 13 (c) are guaranteed by specific subsidiaries of the Company (the “Subsidiary Guarantors”). The accompanying condensed consolidated financial information as at December 31, 2005 and 2006 and for the years 2004, 2005 and 2006 has been prepared in accordance with US GAAP. The information under the column headed “Consolidated Guarantors” is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed “Videotron Ltd.”. Each Subsidiary Guarantor is wholly-owned by the Company. All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law).

The main subsidiaries included under the column “Subsidiary Guarantors” are CF Cable TV Inc. and Le SuperClub Vidéotron Ltée, and its subsidiary, Groupe de Divertissement SuperClub Inc.

The “Non-Subsidiary Guarantors” is Société d’Édition et de Transcodage T.E. Ltée.

On July 15, 2005, CF Cable TV Inc. paid its senior secured first priority note and became a guarantor of the senior notes issued by its parent company, Vidéotron (Régional) Ltée, a wholly-owned subsidiary of CF Cable TV Inc., became also a guarantor of the senior notes of Videotron Ltd.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

In accordance with United States GAAP

For the year ended December 31, 2004

			Non-	Adjustments
	Vidéotron	Subsidiary	subsidiary	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated
	(in thousands of Canadian dollars)
	(Restated - see note 2 (f))
Revenues	$505,577	$282,872	$168,315	$(9,678)	$947,086
Direct cost	168,180	31,481	56,755	(261)	256,155
Operating and administrative expenses	161,201	131,734	45,203	(9,417)	328,721
Depreciation and amortization	118,315	37,111	20,317	—	175,743
Financial expenses	12,074	153,145	27,364	(1,200)	191,383
Dividend income from related companies	—	(121,824)	(16,658)	27,427	(111,055)
Other items	1,930	—	—	—	1,930

Income (loss) before the undernoted	43,877	51,225	35,334	(26,227)	104,209
Income taxes	17,591	(21,436)	2,407	230	(1,208)

	26,286	72,661	32,927	(26,457)	105,417
Share in the results of a company subject to significant influence	(10,628)	—	(138)	10,766	—
Non-controlling interest	—	—	1	99	100

Net income (loss)	$36,914	$72,661	$33,064	$(37,322)	$105,317

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2004

			Non-	Adjustments
	Vidéotron	Subsidiary	subsidiary	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated
	(in thousands of Canadian dollars)
	(Restated - see note 2 (f))
Cash flows from operating activities:
Net income (loss)	$36,914	$72,661	$33,064	$(37,322)	$105,317
Adjustments for the following items:
Depreciation and amortization	119,449	40,451	20,314	—	180,214
Future income taxes	16,134	(21,667)	1,565	230	(3,738)
Loss on disposal of fixed assets	9,664	439	3,461	—	13,564
Loss on foreign currency translation of long-term debt	—	—	1,332	(34)	1,298
Other	(567)	(83)	1,415	9,699	10,464
Net change in non-cash operating items	(17,050)	4,045	33,740	—	20,735

	164,544	95,846	94,891	(27,427)	327,854

Cash flows from investing activities:
Acquisition of fixed assets	(92,265)	(41,753)	(24,098)	13,663	(144,453)
Net change in other assets	(1,002)	(412)	—	—	(1,414)
Proceeds from disposal of fixed assets	2,266	13,829	558	(13,663)	2,990
Acquisition of video store assets	—	(7,162)	—	—	(7,162)
Proceeds from disposal (acquisition) of temporary investments	40,755	—	(220)	—	40,535
Acquisition of shares of affiliated company	—	(1,100,000)	(165,000)	165,000	(1,100,000)
Proceeds from disposal of shares of affiliated company	—	1,100,000	165,000	(165,000)	1,100,000
Other	70,000	—	(70,010)	—	(10)

	19,754	(35,498)	(93,770)	—	(109,514)

Cash flows from financing activities:
Repayment of long-term debt	(355,630)	—	—	—	(355,630)
Issuance of long-term debt, net of financing costs	389,843	—	—	—	389,843
Increase in long-term intercompany loan from affiliated company	—	935,000	165,000	—	1,100,000
Repayment of long-term intercompany loan from affiliated company	—	(935,000)	(165,000)	—	(1,100,000)
Advance to parent company	(40,893)	—	—	—	(40,893)
Redemption of retractable preferred shares	(3,660)	(165,000)	—	165,000	(3,660)
Dividends	(171,002)	(61,658)	—	27,427	(205,233)
Issuance of preferred shares	—	165,000	—	(165,000)	—
Other	311	—	(390)	—	(79)

	(181,031)	(61,658)	(390)	27,427	(215,652)

Net increase (decrease) in cash	3,267	(1,310)	731	—	2,688
Cash and cash equivalents, beginning of year	29,633	(327)	417	—	29,723

Cash and cash equivalents, end of year	$32,900	$(1,637)	$1,148	$—	$32,411

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

In accordance with United States GAAP

For the year ended December 31, 2005

			Non-	Adjustments
	Vidéotron	Subsidiary	subsidiary	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated
	(in thousands of Canadian dollars)
	(Restated - see note 2 (f))
Revenues	$855,709	$227,393	$4,886	$(1,405)	$1,086,583
Direct cost	216,431	76,855	—	(229)	293,057
Operating and administrative expenses	305,125	74,358	3,432	(1,174)	381,741
Depreciation and amortization	154,333	22,593	587	(98)	177,415
Financial expenses	42,468	25,490	—	(1,401)	66,557
Dividend income from related companies	—	(17,920)	—	17,920	—

Income (loss) before the undernoted	137,352	46,017	867	(16,423)	167,813
Income taxes	52,955	9,764	221	269	63,209

	84,397	36,253	646	(16,692)	104,604
Share in the results of a company subject to significant influence	(15,146)	(142)	—	15,288	—
Non-controlling interest	—	—	—	102	102

Net income (loss)	$99,543	$36,395	$646	$(32,082)	$104,502

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2005

			Non-	Adjustments
	Vidéotron	Subsidiary	subsidiary	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated
	(in thousands of Canadian dollars)
	(Restated - see note 2 (f))
Cash flows from operating activities:
Net income (loss)	$99,543	$36,395	$646	$(32,082)	$104,502
Adjustments for the following items:
Depreciation and amortization	161,215	27,006	587	(98)	188,710
Future income taxes	50,420	9,454	155	269	60,298
Loss on foreign currency translation of long-term debt	80	1,333	—	—	1,413
Other	(51,589)	581	105	13,990	(36,913)
Net change in non-cash operating items	102,821	(34,640)	(814)	—	67,367

	362,490	40,129	679	(17,921)	385,377

Cash flows from investing activities:
Acquisition of fixed assets	(189,647)	(29,019)	(1,199)	—	(219,865)
Net change in other assets	(57)	(85)	—	—	(142)
Proceeds from disposal of fixed assets	947	304	—	—	1,251
Payment of tax deductions to the parent company	(25,800)	(9,400)	—	—	(35,200)
(Acquisition) disposal of temporary investments	(20,000)	—	754	—	(19,246)
Dividends	11,000	(11,000)	—	—	—
Cash transfer pursuant to the liquidation of a subsidiary	(533)	533	—	—	—
Acquisition of video store assets	—	53	—	—	53

	(224,090)	(48,614)	(445)	—	(273,149)

Cash flows from financing activities:
Repayment of long-term debt	—	(92,284)	—	—	(92,284)
Issuance of long-term debt, net of financing costs	200,185	—	—	—	200,185
Settlement of derivative financial instruments	(3,588)	(7,367)	—	—	(10,955)
Advance (from) to an affiliated company	(110,168)	110,168	—	—	—
Dividends	(227,921)	—	—	17,921	(210,000)
Reimbursement of advance to parent company	40,893	—	—	—	40,893
Reduction in paid-up capital	(45,653)	—	—	—	(45,653)
Other	497	177	(800)	—	(126)

	(145,755)	10,694	(800)	17,921	(117,940)

Net (decrease) increase in cash	(7,355)	2,209	(566)	—	(5,712)
Cash and cash equivalents, beginning of year	32,900	(1,731)	1,242	—	32,411

Cash and cash equivalents, end year	$25,545	$478	$676	$—	$26,699

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

As at December 31, 2005

			Non-	Adjustments
	Vidéotron	Subsidiary	subsidiaries	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated
	(in thousands of Canadian dollars)
	(Restated - see note 2 (f))
Assets
Current assets:
Cash and cash equivalents	$25,545	$478	$676	$—	$26,699
Temporary investments	40,000	—	496	—	40,496
Accounts receivable	108,385	8,018	691	—	117,094
Amounts receivable from affiliated companies	223,471	249,256	49	(464,444)	8,332
Income taxes	431	301	113	—	845
Inventories and prepaid expenses	29,998	6,304	173	—	36,475
Future income taxes	62,778	13,829	—	—	76,607

	490,608	278,186	2,198	(464,444)	306,548
Fixed assets	1,038,403	233,167	3,285	(391)	1,274,464
Goodwill	1,903,756	445,040	—	233,711	2,582,507
Other assets	414,870	178,264	—	(567,500)	25,634
Future income taxes	34,337	2,376	—	—	36,713

	$3,881,974	$1,137,033	$5,483	$(798,624)	$4,225,866

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable and accrued liabilities	$330,491	$32,354	$542	$(142)	$363,245
Amounts payable to company under common control	42,744	464,537	155	(464,302)	43,134
Deferred revenue and prepaid services	94,874	21,640	182	—	116,696
Income taxes	750	132	—	—	882
Additional amount payable	111,540	—	—	—	111,540

	580,399	518,663	879	(464,444)	635,497
Future income taxes	151,702	51,995	261	—	203,958
Long-term deferred revenue	4,821	1,655	26	—	6,502
Long-term debt	1,093,835	25,969	—	(25,969)	1,093,835
Non-controlling interest in a subsidiary	—	—	—	684	684

	1,830,757	598,282	1,166	(489,729)	1,940,476

Shareholder’s Equity:
Share capital	512,938	165,001	25	(335,024)	342,940
Contributed surplus	4,466,821	708,538	462	(3,400)	5,172,421
(Deficit) retained earnings	(2,905,837)	(334,635)	3,830	29,529	(3,207,113)
Other comprehensive loss	(22,705)	(153)	—	—	(22,858)

	2,051,217	538,751	4,317	(308,895)	2,285,390

	$3,881,974	$1,137,033	$5,483	$(798,624)	$4,225,866

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

In accordance with United States GAAP

For the year ended December 31, 2006

			Non-	Adjustments
	Vidéotron	Subsidiary	subsidiary	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated
	(in thousands of Canadian dollars)
Revenues	$1,066,286	$241,527	$5,610	$(1,158)	$1,312,265
Direct cost	254,087	84,943	—	(162)	338,868
Operating and administrative expenses	377,143	84,057	4,163	(996)	464,367
Depreciation and amortization	170,246	25,448	674	(33)	196,335
Financial expenses	58,797	19,806	—	—	78,603
Dividend income from related companies	—	(13,170)	—	13,170	—

Income (loss) before the undernoted	206,013	40,443	773	(13,137)	234,092
Income taxes	52,739	4,492	231	—	57,462

	153,274	35,951	542	(13,137)	176,630
Share in the results of a company subject to significant influence	(11,417)	(119)	—	11,536	—
Non-controlling interest	—	—	—	86	86

Net income (loss)	$164,691	$36,070	$542	$(24,759)	$176,544

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2006

			Non-	Adjustments
	Vidéotron	Subsidiary	subsidiary	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated
	(in thousands of Canadian dollars)
Cash flows from operating activities:
Net income (loss)	$164,691	$36,070	$542	$(24,759)	$176,544
Adjustments for the following items:
Depreciation and amortization	181,382	32,617	674	(33)	214,640
Future income taxes	53,386	4,482	33	—	57,901
Other	(23,595)	1,288	549	11,622	(10,136)
Net change in non-cash operating items	(32,305)	28,593	95	2,509	(1,108)

	343,559	103,050	1,893	(10,661)	437,841

Cash flows from investing activities:
Acquisition of fixed assets	(260,720)	(37,665)	(1,793)	(2,451)	(302,629)
Net change in other assets	(1)	(71)	—	—	(72)
Proceeds from disposal of fixed assets	515	126	—	—	641
Disposal (acquisition) of temporary investments	40,000	—	(491)	—	39,509
Dividend from subsidiary	19,000	(19,000)	—	—	—
Acquisition of video store assets	—	228	—	—	228

	(201,206)	(56,382)	(2,284)	(2,451)	(262,323)

Cash flows from financing activities:
Net change in bank credit facility	49,000	—	—	—	49,000
Settlement of derivative financial instruments	(938)	—	—	—	(938)
Issuance of shares	111,536	—	—	—	111,536
Repayment of subordinated loan to parent company	(150,000)	—	—	—	(150,000)
Transfer of additional amount payable to parent company	(111,536)	—	—	—	(111,536)
Reduction in paid-up capital	(108,749)	—	—	—	(108,749)
Dividends	(23,170)	—	—	13,170	(10,000)
Advance to (from) an affiliated company	47,094	(47,036)	—	(58)	—

	(186,763)	(47,036)	—	13,112	(220,687)

Net decrease in cash	(44,410)	(368)	(391)	—	(45,169)
Cash and cash equivalents, beginning of year	25,545	478	676	—	26,699

Cash and cash equivalents, end of year	$(18,865)	$110	$285	$—	$(18,470)

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

In accordance with United States GAAP

As at December 31, 2006

			Non-	Adjustments
	Vidéotron	Subsidiary	subsidiary	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated
	(in thousands of Canadian dollars)
Assets
Current assets:
Cash and cash equivalents	$—	$110	$285	$(395)	$—
Temporary investments	—	—	987	—	987
Accounts receivable	129,816	8,758	1,011	—	139,585
Amounts receivable from affiliated companies	89,478	330,891	141	(417,850)	2,660
Income taxes	136	40	134	—	310
Inventories and prepaid expenses	41,406	6,605	8	—	48,019
Future income taxes	16,281	8,607	140	—	25,028

	277,117	355,011	2,706	(418,245)	216,589
Fixed assets	1,148,150	245,547	6,192	(358)	1,399,531
Goodwill	1,903,756	444,940	—	233,711	2,582,407
Other assets	404,639	71,344	—	(455,058)	20,925
Future income taxes	—	3,358	—	—	3,358

	$3,733,662	$1,120,200	$8,898	$(639,950)	$4,222,810

Liabilities and Shareholder’s Equity
Current liabilities:
Bank indebtedness and outstanding cheques	$18,865	$—	$—	$(395)	$18,470
Accounts payable and accrued liabilities	376,785	34,675	792	(297)	411,955
Amounts payable to company under common control	370,735	86,496	2,748	(417,550)	42,429
Deferred revenue and prepaid services	101,212	33,980	143	—	135,335
Income taxes	45	—	36	—	81

	867,642	155,151	3,719	(418,242)	608,270
Future income taxes	125,068	51,694	294	—	177,056
Long-term deferred revenue	3,423	783	—	—	4,206
Long-term debt	983,791	25,969	—	(25,969)	983,791
Non-controlling interest in a subsidiary	—	—	—	774	774

	1,979,924	233,597	4,013	(443,437)	1,774,097
Shareholder’s Equity:
Share capital	410,725	378,633	25	(443,656)	345,727
Contributed surplus	4,464,822	783,633	488	(76,500)	5,172,443
(Deficit) retained earnings	(3,097,598)	(274,268)	4,372	323,643	(3,043,851)
Other comprehensive loss	(24,211)	(1,395)	—	—	(25,606)

	1,753,738	886,603	4,885	(196,513)	2,448,713

	$3,733,662	$1,120,200	$8,898	$(639,950)	$4,222,810