Form 20-F/A
VIDEOTRON LTEE
filed 2007-06-22
CIK 890746

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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
☐ Yes                    ☑ No

AMENDMENT EXPLANATORY NOTE
Restatement of U.S. GAAP Reconciliation Note to Financial Statements Relating to
Accounting for Fair Value Hedge Relationships
     This Amendment No. 1 (this “Form 20-F/A”) to our Annual Report on Form 20-F for the year ended December 31, 2006 that was originally filed on March 29, 2007 (the “Original Filing”), is being filed to reflect a restatement of Note 24, “Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States”, as at December 31, 2006 and 2005 and for the years ended December 31, 2004, 2005 and 2006. In the context of its continuous review of accounting standards, Videotron Ltd determined that corrections to previously reported financial information relating to the accounting of certain fair value hedge relationships were appropriate. Restated Note 24 also includes tables that set forth Videotron’s previously reported and restated unaudited statements of income calculated in accordance with GAAP in United States for each of the quarters in fiscal year 2006. Management of Videotron is of the opinion that this restatement of U.S. GAAP financial information is appropriate to correct a misinterpretation of the applicable GAAP and has concluded that the restatement does not result from a deficiency in internal controls over financial reporting.
     For a description of the restatement, see “Significant Differences Between GAAP in Canada and the United States — Restatement of U.S. GAAP Reconciliation Note to Financial Statements Relating to Accounting for Fair Value Hedge Relationships” in restated Note 24 to the accompanying audited consolidated financial statements in this Amendment No.1. No adjustments are required to financial information prepared in accordance with GAAP in Canada due to the subject matter of the restatement. Although the financial statements in their entirety are included in this Amendment No. 1, the only modifications from Original Filing are the changes to Note 24 as a result of the restatement and the change of Note 23, “Subsequent events”, to disclose material intercompany financing arrangements that have occurred since the date of the Original Filing.
     This Amendment No. 1 amends and restates Item 3A, Item 17 and Item 19 (for the inclusion of new certifications only) of the Original Filing and, except for such items, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing. The explanatory caption at the beginning of each item of this Amendment No. 1 sets forth the nature of the revisions to that item.
     Except for the certifications and for the note 23, “Subsequent events”, this Amendment No. 1 speaks as of the filing date of the Original Filing.
     On the date hereof, we are also furnishing to the SEC a report on Form 6-K/A containing an amended and restated Quarterly Report for the three months ended March 31, 2007 and 2006, as well as restated unaudited quarterly financial statements.
     All references in this Amendment No. 1 to “Videotron” or “our company”, as well as use of the terms “we”, “us”, “our” or similar terms, are references to Videotron Ltd. and, unless the context otherwise requires, its consolidated subsidiaries. All references in this annual report to “Quebecor Media” are to our parent company Quebecor Media Inc., and all references to “TVA Group” are to TVA Group Inc.
PRESENTATION OF FINANCIAL INFORMATION
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
     We use the supplemental financial measure operating income to assess our operating results and financial performance. Operating income and ratios based on this measure are not required by or recognized under Canadian GAAP or U.S. GAAP. We define operating income, as reconciled to net income under Canadian GAAP, as net income before depreciation and amortization, financial expenses, dividend income from parent company, other items (consisting of restructuring charges), income taxes and non-controlling interest in a subsidiary. Operating income margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a
 ii

measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and U.S. GAAP. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community to analyze and compare companies in our field of activities. Operating income has limitations as an analytical tool, including:
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
     You should note our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure. We provide a reconciliation of operating income to net income (loss) under Canadian GAAP and U.S. GAAP in Note 9 under “Item 3. Key Information — Selected Financial Data”.
     Unless otherwise indicated, information provided in this annual report, including all operating data, is as of December 31, 2006.
 iii

PART I
ITEM 3 — KEY INFORMATION
     The U.S. GAAP “selected financial data” as at and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 set forth in this Item 3A has been revised to reflect the restatement described under “Amendment Explanatory Note”. Except for such revisions and cross-references to the relevant notes to our consolidated financial statements, this Item 3A has not been revised and does not reflect events or developments subsequent to the date of the Original Filing.
A — Selected Financial Data
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
	(dollars in thousands)
AMOUNTS UNDER CANADIAN GAAP
Consolidated Statement of Operations Data:
Operating revenues:
Cable television	$579,200	$558,887	$576,825	$618,346	$677,273
Internet	135,514	183,268	222,458	270,791	345,075
Business solution	62,063	58,365	66,117	78,409	74,352
Telephony	—	—	—	21,088	108,565
Video stores	35,344	38,450	48,058	55,146	55,585
Other(2)	30,982	23,795	24,274	36,626	48,745

Total operating revenues	843,103	862,765	937,732	1,080,406	1,309,595

Direct cost(2)	253,062	244,971	256,155	293,057	338,868
Operating, general and administrative expenses(2)	323,638	325,511	317,788	373,736	458,019
Depreciation and amortization(2)	155,769	159,012	163,862	166,292	185,115
Financial expenses(3)	96,724	91,540	203,916	74,737	79,586
Dividend income from parent company(3)	—	—	(111,055)	—	—
Other items(4)	30,103	1,113	1,930	—	—
Income taxes (recovery) expense (2)	13,497	(5,777)	(6,661)	69,791	64,230
Non-controlling interest in a subsidiary	188	49	100	102	86
Net (loss) income(2)(5)	$(29,878)	$46,346	$111,697	$102,691	$183,691

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$47,398	$29,724	$32,411	$26,699	—
Total assets(2)(7)	1,894,798	1,838,539	1,895,433	1,977,610	1,992,940
Long-term debt, excluding QMI subordinated loans(6)(7)(8)	1,119,625	961,175	990,008	971,697	1,021,170
QMI subordinated loans(7)	—	150,000	150,000	150,000	—
Common Shares(6)	344,213	572,448	388,593	342,940	345,727
Shareholder’s equity(6)	$(311,392)	$297,078	$229,302	$76,363	$249,581

Year Ended December 31,
2002	2003	2004	2005	2006
(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
(dollars in thousands, except ARPU and ratio)
Other Financial Data
Operating income (unaudited)(2)(9)	$266,403	$292,283	$363,789	$413,613	$512,708
Operating income margin (unaudited)(2)(9)	31.6%	33.9%	38.8%	38.3%	39.2%
Cash flows from operating activities	246,363	221,484	329,433	387,205	440,619
Cash flows used in investing activities	(117,478)	(291,903)	(111,093)	(274,977)	(265,101)
Cash flows from (used in) financing activities	(159,741)	52,745	(215,652)	(117,940)	(220,687)
Capital expenditures(10)	$112,931	$108,117	$144,453	$219,865	$302,629

Operating Data (unaudited):
Homes passed(11)	2,329,023	2,351,344	2,383,443	2,419,335	2,457,213
Basic cable customers(12)(13)	1,431,060	1,424,144	1,452,554	1,506,113	1,572,411
Basic cable penetration(13)(14)	61.4%	60.6%	60.9%	62.3%	64.0%
Digital customers	171,625	240,863	333,664	474,629	623,646
Digital penetration(15)	12.0%	16.9%	23.0%	31.5%	39.7%
Cable Internet customers	305,054	406,277	502,630	637,971	791,966
Cable Internet penetration(14)	13.1%	17.3%	21.1%	26.4%	32.2%
Cable telephony customers	—	—	2,135	162,979	397,860
Cable telephony penetration(14)	—	—	0.1%	6.7%	16.2%
ARPU(13)(16)	$40.70	$43.68	$46.50	$51.86	$61.43
Ratio of earnings to fixed charges(17)	0.8	x	1.4	x	2.6	x	3.8	x	3.9	x

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(dollars in thousands)
AMOUNTS UNDER U.S. GAAP
Consolidated Statement of Operations Data:
Operating revenues:
Cable television	$579,200	$558,887	$584,187	$621,493	$677,970
Internet	135,514	183,268	224,450	272,926	345,112
Business solution	62,063	58,365	66,117	78,409	74,352
Telephony	—	—	—	21,983	110,501
Video stores	35,344	38,450	48,058	55,146	55,585
Other(2)	30,982	23,795	24,274	36,626	48,745

Total operating revenues	843,103	862,765	947,086	1,086,583	1,312,265

Direct cost(2)	252,420	244,971	256,155	293,057	338,868
Operating, general and administrative expenses(2)	325,242	322,531	328,721	381.741	464,367
Depreciation and amortization(2)	173,195	168,564	175,743	177,415	196,335
Financial expenses(3)	93,386	90,516	196,227	75,157	87,771
Dividend income from parent company(3)	—	—	(111,055)	—	—
Other items(4)	5,709	3,613	1,930	—	—
Income taxes (recovery) expenses(2)	15,570	(8,365)	(1,208)	60,408	56,073
Non-controlling interest in a subsidiary	188	49	100	102	86
Impairment of goodwill(5)	2,274,627	—	—	—	—

Net income (loss)(2)(5)	$(2,297,234)	$40,886	$100,473	$98,703	$168,765

	2002	2003	2004	2005	2006
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
Balance Sheet Data (at period end):
Cash and cash equivalents	$47,398	$29,724	$32,411	$26,699	—
Total assets(2)	4,280,091	4,212,386	4,162,179	4,225,866	4,222,810
Long-term debt, excluding QMI subordinated loans(6)(7)(8)	1,119,625	963,669	991,280	958,433	1,007,557
QMI subordinated loans(7)	—	150,000	150,000	150,000	—
Common Shares(6)	344,213	572,448	388,593	342,940	345,727
Shareholder’s equity(6)	1,996,442	2,597,996	2,437,970	2,273,593	2,429,137

	Year Ended December 31,
	2002	2003		2004		2005		2006
	(restated)(1)	(restated)(1)		(restated) (1)		(restated)(1)		(restated)(1)
	(dollars in thousands, except ratio)
Other Financial Data:
Operating income (unaudited)(2)(9)	$265,441	$295,263		$362,210		$411,785		$509,030
Operating income margin (unaudited)(2)(9)	31.5%	34.2%		38.2%		37.9%		38.8%
Cash flows from operating activities	238,578	221,284		327,854		385,377		437,841
Cash flows used in investing activities	(109,693)	(291,703)		(109,514)		(273,149)		(262,323)
Cash flows from (used in) financing activities	(159,741)	52,745		(215,652)		(117,940)		(220,687)
Capital expenditures(10)	112,304	108,117		144,453		219,865		302,629
Ratio of earnings to fixed charges(17)	—	1.3	x	2.7	x	3.6	x	3.4	x

(1)	On January 1, 2006, a company under common control, Videotron Telecom Ltd., merged with the Company. On July 1, 2006, the Company also merged with its parent, 9101-0827 Québec inc. Those transactions have been accounted for using the continuity of interest method, and the results of operations and financial position of Videotron Telecom Ltd. and 9101-0827 Québec inc. have been included in these consolidated financial statements as if the three companies had always been combined. Comparative figures have been restated from statements previously presented. In respect of U.S. GAAP financial data, see also Note 24, “Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States” to the consolidated annual financial statements included under Item 17.

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

	Year Ended December 31,
	2002	2003	2004	2005	2006
		(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(unaudited; dollars in millions)
AMOUNTS UNDER CANADIAN GAAP
Long-term debt	$1,119.6	$1,111.2	$1,140.0	$1,121.7	$1,021.2

QMI subordinated loans	—	(150.0)	(150.0)	(150.0)	—
Long-term debt, excluding QMI subordinated loans, as defined	$1,119.6	$961.2	$990.0	$971.7	$1,021.2

AMOUNTS UNDER U.S. GAAP
Long-term debt	$1,119.6	$1,113.7	$1,141.3	$1,108.4	$1,007.6

QMI subordinated loans	—	(150.0)	(150.0)	(150.0)	—
Long-term debt, excluding QMI subordinated loans, as defined	$1,119.6	$963.7	$991.3	$958.4	$1,007.6

(9)	We use the supplemental financial measure operating income to assess our operating results and financial performance. Operating income and ratios based on this measure are not required by or recognized under Canadian GAAP or U.S. GAAP. We define operating income, as reconciled to net income under Canadian GAAP, as net income before depreciation and amortization, financial expenses, dividend income from parent company, other items (consisting of restructuring charges), income taxes and non-controlling interest in a subsidiary. Operating income margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and U.S. GAAP. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community to analyze and compare companies. You should note our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure. Our operating income is calculated from and reconciled to net income (loss) as follows:

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(dollars in millions)
AMOUNTS UNDER CANADIAN GAAP
Net (loss) income(1)(2)(5)	$(29.9)	$46.3	$111.7	$102.7	$183.7
Depreciation and amortization(2)	155.8	159.0	163.9	166.3	185.1
Financial expenses(3)	96.7	91.5	203.9	74.7	79.6
Dividend income from parent company(3)	—	—	(111.0)	—	—
Other items(4)	30.1	1.1	1.9	—	—
Income taxes (recovery) expense (2)	13.5	(5.8)	(6.7)	69.8	64.2
Non-controlling interest in a subsidiary	0.2	0.1	0.1	0.1	0.1

Operating income as defined	$266.4	$292.3	$363.8	$413.6	$512.7

AMOUNTS UNDER U.S. GAAP
Net income (loss)(1)(2)(5)	$(2,297.2)	$40.9	$100.5	$98.7	$168.8
Depreciation and amortization(2)	173.2	168.6	175.7	177.4	196.3
Financial expenses(3)	93.4	90.5	196.2	75.2	87.8
Dividend income from parent company(3)	—	—	(111.0)	—	—
Other items(4)	5.7	3.6	1.9	—	—
Income taxes(2)	15.6	(8.4)	(1.2)	60.4	56.1
Non-controlling interest in a subsidiary	0.2	0.1	0.1	0.1	0.1
Goodwill amortization(5)	2,274.6	—	—	—	—

Operating income as defined	$265.5	$295.3	$362.2	$411.8	$509.1

(10)	Capital expenditures are comprised of acquisition of fixed assets.

(11)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(12)	“Basic cable customers” are customers who receive basic cable television service, including analog and digital customers.

(13)	The numbers of basic customers for the years 2002 and 2003 were restated in order to permit such numbers to be compared to the numbers of basic customers for the years 2004 to 2006, inclusive.

(14)	Represents customers as a percentage of total homes passed.

(15)	Represents customers as a percentage of basic customers.

(16)	Average monthly revenue per user, or ARPU, is an industry metric that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement that is required by or recognized under Canadian GAAP or U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate ARPU by dividing our combined cable television, Internet access and cable telephony revenues by the average number of our basic cable customers during the applicable period, and then dividing that result by the number of months in the applicable period.

(17)	For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of net (loss) income plus non-controlling interest in a subsidiary, income taxes, fixed charges, amortized capitalized interest, less interest capitalized, and (ii) fixed charges consist of interest expensed and capitalized, excluding interest on QMI subordinated loans, plus amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interest within rental expense. For the year ended December 31, 2002, earnings, as calculated under both Canadian and U.S. GAAP, were inadequate to cover our fixed charges, and the coverage deficiency was respectively $15.5 million and $1,980.0 million.

PART III
ITEM 17 — FINANCIAL STATEMENTS
     The consolidated financial statements included in this Item 17 include a new report of the auditors. In addition, Note 24 “Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States” has been revised to reflect the restatements and the note 23, “Subsequent events” has been updated. Except for those revisions, the consolidated financial statements included in this Item 17 have not been restated.
     The consolidated financial statements of Videotron, together with the notes thereto and the auditor’s report thereon, are set forth beginning on pages F-1 of this Amendment No. 1 and under Item 17 of the Original Filing, as amended and restated hereby.
ITEM 19 — EXHIBITS
     Other than the certifications, which are updated for this filing, no other new exhibits are filed and all other exhibits to the Original Filing remain unchanged.
     The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit
Number	Description

12.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Yvan Gingras, Executive Vice President, Finance and Operations and Chief Financial Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Yvan Gingras, Executive Vice President, Finance and Operations and Chief Financial Officer of Videotron Ltd. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIDEOTRON LTD.
By:	/s/ Yvan Gingras
	Name:	Yvan Gingras
	Title:	Executive Vice President, Finance and Operations, and Chief Financial Officer

Dated: June 22, 2007

VIDEOTRON LTD.
Consolidated Financial Statements
Years ended December 31, 2004, 2005 and 2006

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
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
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
Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 24 to the financial statements. Also, as discussed in note 24 to the consolidated financial statements, in 2006 the Company changed in its US GAAP reconciliation (i) its method of accounting for share-based payment; and (ii) its method of accounting for pension and other postretirement benefits plans. As described in note 24, the Company has restated its US GAAP reconciliation from that previously issued.
/s/ KPMG LLP
Chartered Accountants
Montréal, Canada
January 26, 2007, except as to notes 23 and 24,
which are as of June 21, 2007

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
Subsequent events (note 23)
See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.
Consolidated Statements of Cash Flows
Years ended December 31, 2004, 2005 and 2006
(in thousands of Canadian dollars)

	2004	2005	2006
	(Restated -	(Restated -
	note 2 (f))	(note 2 (f))
Cash flows from operating activities:
Net income	$111,697	$102,691	$183,691
Adjustments for the following items:
Depreciation and amortization (notes 4 and 5)	170,490	178,225	203,420
Future income taxes	(9,191)	66,880	64,669
Loss (gain) on disposal of fixed assets	13,564	(1,318)	1,416
Non-controlling interest in a subsidiary	100	102	86
Amortization of debt premium and discount	(1,106)	(2,188)	(1,534)
Loss (gain) on revaluation of additional amount payable	26,902	10,140	(3,286)
Change in fair value of derivative financial instruments (note 5)	4,579	(1,165)	(19)
Loss (gain) on repayment of long-term debt	187	(312)	—
Loss on foreign currency translation of long-term debt (note 5)	1,298	1,413	—
Other	341	(765)	755

Cash flows from operations	318,861	353,703	449,198

Net change in non-cash operating items:
Accounts receivable	(20,258)	(19,315)	(22,187)
Current income taxes	(2,206)	7,425	154
Amounts receivable from and payable to affiliated companies	(4,772)	24,131	3,606
Inventories	(4,505)	4,286	(10,225)
Prepaid expenses	693	967	(1,363)
Accounts payable and accrued liabilities	22,980	16,189	19,015
Pension plan accrued liability	1,538	1,257	2,310
Deferred revenue	31,277	15,320	19,013
Other assets	(14,175)	(16,758)	(18,902)

	10,572	33,502	(8,579)

Cash flows from operating activities	329,433	387,205	440,619

Cash flows from investing activities:
Acquisition of fixed assets	(144,453)	(219,865)	(302,629)
Net change in other assets	(2,993)	(1,970)	(2,850)
Proceeds from disposal of fixed assets and investments	2,990	1,251	641
Acquisition of shares of parent company	(1,100,000)	—	—
Proceeds from disposal of shares of parent company	1,100,000	—	—
Disposal (acquisition) of temporary investments	40,535	(19,246)	39,509
Net disposal (acquisition) of video store assets (note 2 (a))	(7,162)	53	228
Acquisition of non-controlling interest	(10)	—	—
Payment of tax deductions to parent company	—	(35,200)	—

Cash flows used in investing activities	(111,093)	(274,977)	(265,101)

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
5.	Financial expenses:

	2004	2005	2006
	(in thousands of Canadian dollars)
	(Restated - note 2 (f))
Third parties:
Interest on long-term debt	$56,923	$61,207	$81,316
Amortization of deferred financing costs	1,397	1,836	1,966
Amortization of debt premium and discount	(1,106)	(2,188)	(1,534)
Loss (gain) on revaluation of additional amount payable	26,902	10,140	(3,286)
Loss (gain) on repayment of long-term debt	187	(312)	—
Change in fair value of derivative financial instruments	4,579	(1,165)	(19)
Loss on foreign currency translation of long-term debt	1,298	1,413	—
(Gain) loss on foreign currency translation of short-term monetary items	(907)	(1,447)	1,113
Other	1,706	542	70

	90,979	70,026	79,626

Interest income	(1,191)	(1,271)	(512)

	89,788	68,755	79,114

Parent company:
Interest expense (note 2 (b))	114,707	6,862	472
Interest income	(579)	(880)	—

	114,128	5,982	472

	$203,916	$74,737	$79,586

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
5.	Financial expenses (continued):

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

The following schedule reconciles income taxes computed on income before income taxes and non-controlling interest in a subsidiary based on the consolidated basic income tax rate and the effective income tax rate:

	2004	2005	2006
	(in thousands of Canadian dollars)
	(Restated - note 2 (f))
Income taxes based on statutory tax rates of 31.02% in 2004, 31.02% in 2005 and 32.02% in 2006	$32,613	$53,536	$79,412
Change due to the following items:
Federal large corporations tax	2,241	2,156	—
Non-taxable dividend from the parent company	(34,449)	—	—
Settlement of notices of assessment	(17,483)	1,080	—
Non-deductible charges and/or loss deductible at a lower rate or for which the tax benefit was not recorded	9,800	3,245	(1,001)
(Reduction) increase in future enacted tax rate	—	10,661	(14,914)
Other	617	(887)	733

Income taxes based on the effective income tax rate	$(6,661)	$69,791	$64,230

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

As at December 31, 2006, the Company had net operating loss carryforwards for income tax purposes available to reduce future federal and provincial taxable income of approximately $52.9 million and $59.7 million which expire as follows:

	Federal	Provincial
	(in thousands of Canadian dollars)
2007	$14,891	$16,143
2008	—	—
2009	—	—
2010	560	560
2014	36,248	41,273
2015	290	804
2026	952	952

	$52,941	$59,732

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
7.	Accounts receivable:

	2005	2006
	(in thousands of Canadian dollars)
	(Restated -
	note 2 (f))
Trade	$121,770	$145,518
Interest receivable on swaps	6,375	4,908
Allowance for doubtful accounts	(11,051)	(10,841)

	$117,094	$139,585

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

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
13.	Long-term debt (continued):
(d)	Senior Secured First Priority Notes (continued):
Minimum principal payments on long-term debt in each of the next five years and thereafter are as follows:

(in thousands of Canadian dollars)
2007	$ —
2008	—
2009	49,000
2010	—
2011 and thereafter	972,170
14.	Share capital:

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

		2005		2006

		Retractable		Retractable
	Common	preferred	Common	preferred
	shares	shares	shares	shares
	(Restated - see note 2(f))
Issued and paid:
2,515,276 common shares, Series A (2005 — 68,690,189) (i)	$342,940	$—	$345,727	$—
Nil preferred shares, Series B (2005 — 2 Class C shares)	—	—	—	—
65,000 preferred shares, Series G (170,000 as of December 31, 2005)	—	—	—	—

	$342,940	$—	$345,727	$—

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
14.	Share capital (continued):
(i)	The following table summarizes the impacts of the two amalgamations on the Company’s share capital as at December 31, 2005:

		Videotron	9101-0827	Total
	Videotron Ltd.	Telecom Ltd.	Quebec inc.	restated

Number Common shares	11,174,813	2,515,276	55,000,100	68,690,189

$(in thousands of Canadian dollars)
Common shares	$173,236	$160,357	$9,347	$342,940
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

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
16.	Financial instruments (continued):
(b)	Management of interest rate risk and foreign exchange risk (continued):
(i)	Interest-rate swaps (continued):

The amounts of outstanding contracts as at December 31, 2006 by the Company are shown in the table below:

	Notional	Pay/	Fixed	Floating
Maturity	amount	receive	rate	rate

September 2007	$5.0	Pay fixed/	3.75%	Bankers’ acceptance 3 months
		receive floating

(ii)	Cross-currency interest rate swaps:

						Exchange rate
				Annual	Annual	of interest and
				effective	nominal	capital payments
	Period	Notional		interest	interest	per CA dollar for
	covered	amount		rate	rate	one US dollar

Senior Notes	2003 to 2014	US$	200.0	Bankers’	6.875%	1.3425
				acceptances
				3 months
				plus 2.73%

Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425

Senior Notes	2004 to 2014	US$	190.0	Bankers’	6.875%	1.2000
				acceptances
				3 months
				plus 2.80%

Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950

Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781

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

23.	Subsequent events:

On January 3, 2007, the Company contracted a subordinated loan of $1.0 billion from Quebecor Media Inc., bearing interest at a rate of 10.5% payable every six months on June 20 and December 20, and maturing on January 3, 2022. On May 31, 2007, the Company increased the subordinated loan by $870 million. On the same day, the Company invested the whole proceeds of $1.0 billion and $870 million into 1,000,000 and 870,000 preferred shares, Series B, of 9101-0835 Quebec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85% payable semi-annually.

On May 31, 2007, CF Câble TV inc., a wholly owned subsidiary of the Company, contracted a subordinated loan of $125 million from Quebecor Media Inc., bearing interest at a rate of 10.5% payable every six months on June 20 and December 20, and maturing on May 31, 2022. On the same day, CF Câble TV inc. invested the whole proceeds of $125 million into 125,000 preferred shares, Series B, of 9101-0835 Quebec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85% payable semi-annually.

24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which are different in some respects from those in the United States (“US”), as described below. The following tables set forth the impact of significant differences between Canadian GAAP and US GAAP on the Company’s consolidated financial statements, that are required under US GAAP.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Restatement of U.S. GAAP Reconciliation Note to Financial Statements Relating to Accounting for Fair Value Hedge Relationships

The following 2004, 2005 and 2006 U.S. GAAP financial information from the consolidated statements of income, comprehensive income and consolidated balance sheets have been restated to reflect certain adjustments to previously reported financial information for the correction of an error related to the accounting for certain fair value hedge relationships.

As describe in Note 24 (iv), the Company has entered into fair value hedges of its debt with derivative instruments. The accounting for a fair value hedge in accordance with GAAP in the United States requires that the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk, be recognized currently in earnings. The Company has determined that the adjustment to the carrying value of the debt (hedged item) attributable to the hedged risks was calculated and recorded incorrectly in previously presented financial information calculated in accordance with GAAP in the United States due to a misinterpretation of the applicable GAAP in the United Stated.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Restatement of U.S. GAAP Reconciliation Note to Financial Statements Relating to Accounting for Fair Value Hedge Relationships (continued):

The following tables summarize the effects of the adjustments on the previously reported financial information.

Consolidated Statements of Operations and Comprehensive Income:

	2004	2005	2006

Decrease in change in fair value and ineffective portion of derivative instruments	$(4,844)	$(8,600)	$(9,168)
Decrease in income tax expense	—	2,801	1,389

Net decrease of net income and Comprehensive income	$(4,844)	$(5,799)	$(7,779)

Consolidated Balance Sheets:

	December 31,	December 31,	December 31,
	2004	2005	2006

Increase in long-term debt	$5,998	$14,598	$23,766
Decrease in future income tax liabilities	—	(2,801)	(4,190)

Increase in deficit	$5,998	$11,797	$19,576

Adjustment to unaudited interim financial information calculated in accordance with U.S. GAAP:

	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter
	2006	2006	2006	2006

Decrease in change in fair value and ineffective portion of derivative instruments	$(2,292)	$(2,292)	$(2,292)	$(2,292)
Decrease in income tax expense	440	440	440	69

Net decrease of net income and
comprehensive income	$(1,852)	$(1,852)	$(1,852)	$(2,223)

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statements of Operations, Comprehensive Income and Accumulated Other Comprehensive Loss:

	2004	2005	2006
	(in thousands of Canadian dollars) (Restated)
Net income for the year based on Canadian GAAP	$111,697	$102,691	$183,691

Adjustments:
Push-down basis of accounting (i)	(18,108)	(7,096)	(6,253)
Development and pre-operating costs (iii)	(721)	(795)	(1,454)
Accounting for derivative instruments and hedging activities (iv)	7,422	(1,058)	(8,185)
Share-based payment (viii)	—	—	(900)
Income taxes (v)	183	4,961	1,866

Net income for the year based on US GAAP	100,473	98,703	168,765

Other comprehensive gain (loss) (vi):
Pension and postretirement benefits (vii)	835	(61)	153
Accounting for derivative instruments and hedging activities (iv)	(14,473)	(18,271)	1,963
Income taxes (v)	—	10,882	(1,704)

Comprehensive income for the year based on US GAAP	$86,835	$91,253	$169,177

Accumulated other comprehensive loss at beginning of year	$(1,770)	$(15,408)	$(22,858)
Adjustments (vii)	—	—	(3,160)
Changes in the year	(13,638)	(7,450)	412

Accumulated other comprehensive loss at end of year	$(15,408)	$(22,858)	$(25,606)

Pension and postretirement benefits (vii)	$(92)	$(153)	$(4,493)
Accounting for derivative instruments and hedging activities (iv)	(15,316)	(33,587)	(31,624)
Income taxes (v)	—	10,882	10,511

Accumulated other comprehensive loss at end of year	$(15,408)	$(22,858)	$(25,606)

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Shareholder’s Equity

	2005	2006
	(in thousands of Canadian dollars) (Restated)
Shareholder’s equity based on Canadian GAAP	$76,363	$249,581

Cumulative adjustments:
Push-down basis of accounting (i)	4,499,157	4,492,904
Goodwill impairment (ii)	(2,274,627)	(2,274,627)
Development and pre-operating costs (iii)	(2,692)	(4,146)
Accounting for derivative instruments and hedging activities (iv)	(40,886)	(47,108)
Share-based payments (viii)	—	(900)
Income taxes (v)	16,431	17,926
Pension and postretirement benefits (vii)	(153)	(4,493)

Shareholder’s equity based on US GAAP	$2,273,593	$2,429,137

(i)	Push-down basis of accounting (restated — see note 2 (f)):

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

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

In accordance with United States GAAP

For the year ended December 31, 2004

			Non-	Adjustments
	Vidéotron	Subsidiary	subsidiary	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated
	(in thousands of Canadian dollars) (Restated)
Revenues	$505,577	$282,872	$168,315	$(9,678)	$947,086

Direct cost	168,180	31,481	56,755	(261)	256,155

Operating and administrative expenses	161,201	131,734	45,203	(9,417)	328,721

Depreciation and amortization	118,315	37,111	20,317	—	175,743

Financial expenses	16,918	153,145	27,364	(1,200)	196,227

Dividend income from related companies	—	(121,824)	(16,658)	27,427	(111,055)

Other items	1,930	—	—	—	1,930

Income (loss) before the undernoted	39,033	51,225	35,334	(26,227)	99,365

Income taxes	17,591	(21,436)	2,407	230	(1,208)

	21,442	72,661	32,927	(26,457)	100,573

Share in the results of a company subject to significant influence	(10,628)	—	(138)	10,766	—

Non-controlling interest	—	—	1	99	100

Net income (loss)	$32,070	$72,661	$33,064	$(37,322)	$100,473

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2004

			Non-	Adjustments
	Vidéotron	Subsidiary	subsidiary	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated
	(in thousands of Canadian dollars) (Restated)
Cash flows from operating activities:
Net income (loss)	$32,070	$72,661	$33,064	$(37,322)	$100,473
Adjustments for the following items:
Depreciation and amortization	119,449	40,451	20,314	—	180,214
Future income taxes	16,134	(21,667)	1,565	230	(3,738)
Loss on disposal of fixed assets	9,664	439	3,461	—	13,564
Loss on foreign currency translation of long-term debt	—	—	1,332	(34)	1,298
Other	4,277	(83)	1,415	9,699	15,308
Net change in non-cash operating items	(17,050)	4,045	33,740	—	20,735

	164,544	95,846	94,891	(27,427)	327,854

Cash flows from investing activities:
Acquisition of fixed assets	(92,265)	(41,753)	(24,098)	13,663	(144,453)
Net change in other assets	(1,002)	(412)	—	—	(1,414)
Proceeds from disposal of fixed assets	2,266	13,829	558	(13,663)	2,990
Acquisition of video store assets	—	(7,162)	—	—	(7,162)
Proceeds from disposal (acquisition) of temporary investments	40,755	—	(220)	—	40,535
Acquisition of shares of affiliated company	—	(1,100,000)	(165,000)	165,000	(1,100,000)
Proceeds from disposal of shares of affiliated company	—	1,100,000	165,000	(165,000)	1,100,000
Other	70,000	—	(70,010)	—	(10)

	19,754	(35,498)	(93,770)	—	(109,514)

Cash flows from financing activities:
Repayment of long-term debt	(355,630)	—	—	—	(355,630)
Issuance of long-term debt, net of financing costs	389,843	—	—	—	389,843
Increase in long-term intercompany loan from affiliated company	—	935,000	165,000	—	1,100,000
Repayment of long-term intercompany loan from affiliated company	—	(935,000)	(165,000)	—	(1,100,000)
Advance to parent company	(40,893)	—	—	—	(40,893)
Redemption of retractable preferred shares	(3,660)	(165,000)	—	165,000	(3,660)
Dividends	(171,002)	(61,658)	—	27,427	(205,233)
Issuance of preferred shares	—	165,000	—	(165,000)	—
Other	311	—	(390)	—	(79)

	(181,031)	(61,658)	(390)	27,427	(215,652)

Net increase (decrease) in cash	3,267	(1,310)	731	—	2,688
Cash and cash equivalents, beginning of year	29,633	(327)	417	—	29,723

Cash and cash equivalents, end of year	$32,900	$(1,637)	$1,148	$—	$32,411

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

In accordance with United States GAAP

For the year ended December 31, 2005

			Non-	Adjustments
	Vidéotron	Subsidiary	subsidiary	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated
	(in thousands of Canadian dollars) (Restated)

Revenues	$855,709	$227,393	$4,886	$(1,405)	$1,086,583

Direct cost	216,431	76,855	—	(229)	293,057

Operating and administrative expenses	305,125	74,358	3,432	(1,174)	381,741

Depreciation and amortization	154,333	22,593	587	(98)	177,415

Financial expenses	51,068	25,490	—	(1,401)	75,157

Dividend income from related companies	—	(17,920)	—	17,920	—

Income (loss) before the undernoted	128,752	46,017	867	(16,423)	159,213

Income taxes	50,154	9,764	221	269	60,408

	78,598	36,253	646	(16,692)	98,805

Share in the results of a company subject to significant influence	(15,146)	(142)	—	15,288	—

Non-controlling interest	—	—	—	102	102

Net income (loss)	$93,744	$36,395	$646	$(32,082)	$98,703

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2005

			Non-	Adjustments
	Vidéotron	Subsidiary	subsidiary	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated
	(in thousands of Canadian dollars) (Restated)
Cash flows from operating activities:
Net income (loss)	$93,744	$36,395	$646	$(32,082)	$98,703
Adjustments for the following items:
Depreciation and amortization	161,215	27,006	587	(98)	188,710
Future income taxes	47,619	9,454	155	269	57,497
Loss on foreign currency translation of long-term debt	80	1,333	—	—	1,413
Other	(42,989)	581	105	13,990	(28,313)
Net change in non-cash operating items	102,821	(34,640)	(814)	—	67,367

	362,490	40,129	679	(17,921)	385,377

Cash flows from investing activities:
Acquisition of fixed assets	(189,647)	(29,019)	(1,199)	—	(219,865)
Net change in other assets	(57)	(85)	—	—	(142)
Proceeds from disposal of fixed assets	947	304	—	—	1,251
Payment of tax deductions to the parent company	(25,800)	(9,400)	—	—	(35,200)
(Acquisition) disposal of temporary investments	(20,000)	—	754	—	(19,246)
Dividends	11,000	(11,000)	—	—	—
Cash transfer pursuant to the liquidation of a subsidiary	(533)	533	—	—	—
Acquisition of video store assets	—	53	—	—	53

	(224,090)	(48,614)	(445)	—	(273,149)

Cash flows from financing activities:
Repayment of long-term debt	—	(92,284)	—	—	(92,284)
Issuance of long-term debt, net of financing costs	200,185	—	—	—	200,185
Settlement of derivative financial instruments	(3,588)	(7,367)	—	—	(10,955)
Advance (from) to an affiliated company	(110,168)	110,168	—	—	—
Dividends	(227,921)	—	—	17,921	(210,000)
Reimbursement of advance to parent company	40,893	—	—	—	40,893
Reduction in paid-up capital	(45,653)	—	—	—	(45,653)
Other	497	177	(800)	—	(126)

	(145,755)	10,694	(800)	17,921	(117,940)

Net (decrease) increase in cash	(7,355)	2,209	(566)	—	(5,712)

Cash and cash equivalents, beginning of year	32,900	(1,731)	1,242	—	32,411

Cash and cash equivalents, end year	$25,545	$478	$676	$—	$26,699

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

As at December 31, 2005

			Non-	Adjustments
	Videotron	Subsidiary	subsidiaries	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated

	(in thousands of Canadian dollars) (Restated)
Assets
Current assets:
Cash and cash equivalents	$25,545	$478	$676	$—	$26,699
Temporary investments	40,000	—	496	—	40,496
Accounts receivable	108,385	8,018	691	—	117,094
Amounts receivable from affiliated companies	223,471	249,256	49	(464,444)	8,332
Income taxes	431	301	113	—	845
Inventories and prepaid expenses	29,998	6,304	173	—	36,475
Future income taxes	62,778	13,829	—	—	76,607

	490,608	278,186	2,198	(464,444)	306,548
Fixed assets	1,038,403	233,167	3,285	(391)	1,274,464
Goodwill	1,903,756	445,040	—	233,711	2,582,507
Other assets	414,870	178,264	—	(567,500)	25,634
Future income taxes	34,337	2,376	—	—	36,713

	$3,881,974	$1,137,033	$5,483	$(798,624)	$4,225,866

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable and accrued liabilities	$330,491	$32,354	$542	$(142)	$363,245
Amounts payable to company under common control	42,744	464,537	155	(464,302)	43,134
Deferred revenue and prepaid services	94,874	21,640	182	—	116,696
Income taxes	750	132	—	—	882
Additional amount payable	111,540	—	—	—	111,540

	580,399	518,663	879	(464,444)	635,497
Future income taxes	148,901	51,995	261	—	201,157
Long-term deferred revenue	4,821	1,655	26	—	6,502
Long-term debt	1,108,433	25,969	—	(25,969)	1,108,433
Non-controlling interest in a subsidiary	—	—	—	684	684

	1,842,554	598,282	1,166	(489,729)	1,952,273

Shareholder’s Equity:
Share capital	512,938	165,001	25	(335,024)	342,940
Contributed surplus	4,466,821	708,538	462	(3,400)	5,172,421
(Deficit) retained earnings	(2,917,634)	(334,635)	3,830	29,529	(3,218,910)
Other comprehensive loss	(22,705)	(153)	—	—	(22,858)

	2,039,420	538,751	4,317	(308,895)	2,273,593

	$3,881,974	$1,137,033	$5,483	$(798,624)	$4,225,866

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

In accordance with United States GAAP

For the year ended December 31, 2006

			Non-	Adjustments
	Videotron	Subsidiary	subsidiary	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated

	(in thousands of Canadian dollars) (Restated)
Revenues	$1,066,286	$241,527	$5,610	$(1,158)	$1,312,265

Direct cost	254,087	84,943	—	(162)	338,868

Operating and administrative expenses	377,143	84,057	4,163	(996)	464,367

Depreciation and amortization	170,246	25,448	674	(33)	196,335

Financial expenses	67,965	19,806	—	—	87,771

Dividend income from related companies	—	(13,170)	—	13,170	—

Income (loss) before the undernoted	196,845	40,443	773	(13,137)	224,924

Income taxes	51,350	4,492	231	—	56,073

	145,495	35,951	542	(13,137)	168,851

Share in the results of a company subject to significant influence	(11,417)	(119)	—	11,536	—

Non-controlling interest	—	—	—	86	86

Net income (loss)	$156,912	$36,070	$542	$(24,759)	$168,765

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2006

			Non-	Adjustments
	Videotron	Subsidiary	subsidiary-	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated

	(in thousands of Canadian dollars) (Restated)
Cash flows from operating activities:
Net income (loss)	$156,912	$36,070	$542	$(24,759)	$168,765
Adjustments for the following items:
Depreciation and amortization	181,382	32,617	674	(33)	214,640
Future income taxes	51,997	4,482	33	—	56,512
Other	(14,427)	1,288	549	11,622	(968)
Net change in non-cash operating items	(32,305)	28,593	95	2,509	(1,108)

	343,559	103,050	1,893	(10,661)	437,841

Cash flows from investing activities:
Acquisition of fixed assets	(260,720)	(37,665)	(1,793)	(2,451)	(302,629)
Net change in other assets	(1)	(71)	—	—	(72)
Proceeds from disposal of fixed assets	515	126	—	—	641
Disposal (acquisition) of temporary investments	40,000	—	(491)	—	39,509
Dividend from subsidiary	19,000	(19,000)	—	—	—
Acquisition of video store assets	—	228	—	—	228

	(201,206)	(56,382)	(2,284)	(2,451)	(262,323)

Cash flows from financing activities:
Net change in bank credit facility	49,000	—	—	—	49,000
Settlement of derivative financial instruments	(938)	—	—	—	(938)
Issuance of shares	111,536	—	—	—	111,536
Repayment of subordinated loan to parent company	(150,000)	—	—	—	(150,000)
Transfer of additional amount payable to parent company	(111,536)	—	—	—	(111,536)
Reduction in paid-up capital	(108,749)	—	—	—	(108,749)
Dividends	(23,170)	—	—	13,170	(10,000)
Advance to (from) an affiliated company	47,094	(47,036)	—	(58)	—

	(186,763)	(47,036)	—	13,112	(220,687)

Net decrease in cash	(44,410)	(368)	(391)	—	(45,169)

Cash and cash equivalents, beginning of year	25,545	478	676	—	26,699

Cash and cash equivalents, end of year	$(18,865)	$110	$285	$—	$(18,470)

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2004, 2005 and 2006
24.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

In accordance with United States GAAP

As at December 31, 2006

			Non-	Adjustments
	Videotron	Subsidiary	subsidiary	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated

	(in thousands of Canadian dollars) (Restated)
Assets
Current assets:
Cash and cash equivalents	$—	$110	$285	$(395)	$—
Temporary investments	—	—	987	—	987
Accounts receivable	129,816	8,758	1,011	—	139,585
Amounts receivable from affiliated companies	89,478	330,891	141	(417,850)	2,660
Income taxes	136	40	134	—	310
Inventories and prepaid expenses	41,406	6,605	8	—	48,019
Future income taxes	16,281	8,607	140	—	25,028

	277,117	355,011	2,706	(418,245)	216,589

Fixed assets	1,148,150	245,547	6,192	(358)	1,399,531
Goodwill	1,903,756	444,940	—	233,711	2,582,407
Other assets	404,639	71,344	—	(455,058)	20,925
Future income taxes	—	3,358	—	—	3,358

	$3,733,662	$1,120,200	$8,898	$(639,950)	$4,222,810

Liabilities and Shareholder’s Equity
Current liabilities:
Bank indebtedness and outstanding cheques	$18,865	$—	$—	$(395)	$18,470
Accounts payable and accrued liabilities	376,785	34,675	792	(297)	411,955
Amounts payable to company under common control	370,735	86,496	2,748	(417,550)	42,429
Deferred revenue and prepaid services	101,212	33,980	143	—	135,335
Income taxes	45	—	36	—	81

	867,642	155,151	3,719	(418,242)	608,270

Future income taxes	120,878	51,694	294	—	172,866
Long-term deferred revenue	3,423	783	—	—	4,206
Long-term debt	1,007,557	25,969	—	(25,969)	1,007,557
Non-controlling interest in a subsidiary	—	—	—	774	774

	1,999,500	233,597	4,013	(443,437)	1,793,673

Shareholder’s Equity:
Share capital	410,725	378,633	25	(443,656)	345,727
Contributed surplus	4,464,822	783,633	488	(76,500)	5,172,443
(Deficit) retained earnings	(3,117,174)	(274,268)	4,372	323,643	(3,063,427)
Other comprehensive loss	(24,211)	(1,395)	—	—	(25,606)

	1,734,162	886,603	4,885	(196,513)	2,429,137

	$3,733,662	$1,120,200	$8,898	$(639,950)	$4,222,810