Form 20-F
period 2007-12-31
VIDEOTRON LTEE
filed 2008-03-26
CIK 890746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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
☑ Yes       ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if smaller reporting Company)
Indicate by check mark which financial statement item the registrant has elected to follow.
☑ Item 17           ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes           ☑ No

EXPLANATORY NOTES
          All references in this annual report to “Videotron” or “our company”, as well as use of the terms “we”, “us”, “our” or similar terms, are references to Videotron Ltd. and, unless the context otherwise requires, its consolidated subsidiaries. All references in this annual report to “Quebecor Media” are to our parent company Quebecor Media Inc., and all references to “TVA Group” are to TVA Group Inc. In this annual report, all references to the “CRTC” are references to The Canadian Radio-television and Telecommunications Commission.
          All references in this annual report to our “Senior Notes” are to, collectively, our issued and outstanding 6 7/8% Senior Notes due January 15, 2014 and our 6 3/8 Senior Notes due December 15, 2015.
PRESENTATION OF FINANCIAL INFORMATION
          Our consolidated financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and accounting principles generally accepted in the United States, or U.S. GAAP, see Note 20 to our audited consolidated financial statements which are included under “Item 17. Financial Statements” in this annual report. We state our financial statements in Canadian dollars. In this annual report, references to Canadian dollars, Cdn$ or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.
          We use the supplemental financial measure operating income to assess our operating results and financial performance. Operating income and ratios based on this measure are not required by or recognized under Canadian GAAP or U.S. GAAP. We define operating income, reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, impairment of goodwill, other items (consisting of restructuring charges), income taxes and non-controlling interest in a subsidiary. Operating income margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and U.S. GAAP. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community to analyze and compare companies in our field of activities. Operating income has limitations as an analytical tool, including:
•	although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

•	it does not reflect income tax expense or the cash necessary to pay income taxes; and

•	it does not reflect financial expenses or the cash necessary to pay financial expenses.
          You should note our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure. We provide a reconciliation of operating income to net income (loss) under Canadian GAAP and U.S. GAAP in Note 9 under “Item 3. Key Information — Selected Financial Data”.
          In this annual report, we also use the measure long-term debt, excluding QMI subordinated loans, as a supplemental measure of our indebtedness. Long-term debt, excluding QMI subordinated loans, is not a measure that is required by or recognized under Canadian GAAP or U.S. GAAP. We define long-term debt, excluding QMI subordinated loans, as our long-term debt excluding subordinated loans that we enter into with our parent, Quebecor Media. We believe that long-term debt, excluding QMI subordinated loans, is, from the perspective of a holder of our Senior Notes, a meaningful measure of our long-term debt because the QMI subordinated loans are subordinated in right of payment to the prior payment in full of our senior indebtedness, including the Senior Notes; all payments on the QMI subordinated loan are “restricted payments” under the terms of the respective indentures governing our Senior Notes, and are restricted in the same manner as dividends on our common shares; and the proceeds of our QMI subordinated loans were invested in retractable preferred shares of Quebecor Media as part of back-to-back transactions to reduce our income tax obligations. Long-term debt, excluding QMI subordinated loans, is not intended to be, and should not be, regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with Canadian GAAP or U.S. GAAP. We provide a reconciliation of long-term debt, excluding QMI subordinated loans, to long-term debt under Canadian GAAP and U.S. GAAP in Note 8 under “Item 3. Key Information — Selected Financial Data”.
          Unless otherwise indicated, information provided in this annual report, including all operating data, is as of December 31, 2007.
INDUSTRY AND MARKET DATA
          Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the Canadian Radio-television and Telecommunications Commission, or the CRTC, as a source of Canadian data, and NCTA, A.C. Nielsen Media Research and Kagan Research LLC, as a source of U.S. data. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Penetration and market share data contained in this annual report is generally based on sources published in the fourth quarter of 2007.
EXCHANGE RATE INFORMATION
          The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On March 14, 2008, the inverse of the noon buying rate was Cdn$1.00 equals US$1.0135. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate.

Year Ended:	Average(1)	High	Low	Period End
December 31, 2007	0.9309	1.0908	0.8437	1.0120
December 31, 2006	0.8818	0.9100	0.8528	0.8582
December 31, 2005	0.8254	0.8690	0.7872	0.8579
December 31, 2004	0.7682	0.8493	0.7158	0.8309
December 31, 2003	0.7139	0.7738	0.6349	0.7738

Month Ended:	Average(2)	High	Low	Period End
March 2008 (through March 14, 2008)	1.0100	1.0162	1.0025	1.0135
February 29, 2008	1.0014	1.0291	0.9815	1.0061
January 31, 2008	0.9902	1.0096	0.9714	0.9982
December 31, 2007	0.9979	1.0221	0.9788	1.0120
November 30, 2007	1.0351	1.0908	0.9993	0.9993
October 31, 2007	1.0255	1.0531	0.9998	1.0531
September 30, 2007	0.9754	1.0041	0.9482	1.0041

(1)	The average of the exchange rates for all days during the applicable year.

(2)	The average of the exchange rates for all days during the applicable month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
          This annual report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	the outcome of Canada’s upcoming wireless spectrum auction and our ability to successfully pursue a strategy of becoming a facilities-based wireless provider;

•	our ability to continue to distribute a wide range of television programming and to attract large audiences;

•	variations in the cost, quality and variety of our television programming;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	exchange rate fluctuations that affect our ability to repay our U.S. dollar-denominated debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
          We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under the “Item 3. Key Information — Risk Factors” of this annual report. Each of these forward-looking statements speaks only as of the date of this annual report. We will not update these statements unless the securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC, as described under “Item 10. Additional Information — Documents on Display”.

PART I
ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
          Not applicable.
ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE
          Not applicable.
ITEM 3 — KEY INFORMATION
A- Selected Financial Data
          The following tables present selected historical financial information derived from our audited consolidated financial statements included in this annual report, which are comprised of consolidated balance sheets as at December 31, 2006 and 2007 and the consolidated statements of income, shareholder’s equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2007. The consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm. KPMG LLP’s report on our consolidated financial statements is included in this annual report. The selected consolidated statement of income data presented below for the years ended December 31, 2003 and 2004 and the consolidated balance sheet data as at December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements not included in this annual report. The information presented below the caption “Operating Data” is not derived from our consolidated financial statements and is unaudited. The information presented below the caption “Other Financial Data” is unaudited except for cash flows and capital expenditures for the years ended December 31, 2003, 2004, 2005, 2006 and 2007. All information contained in the following tables should be read in conjunction with our consolidated financial statements, the notes related to those financial statements and the section entitled “Item 5. Operating and Financial Review and Prospects”.
          Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 20 to our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 included under “Item 17. Financial Statements” in this annual report.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(restated)(1)	(restated)(1)	(restated)(1)
	(dollars in thousands)
AMOUNTS UNDER CANADIAN GAAP
Consolidated Statement of Income Data:
Operating revenues:
Cable television	$558,887	$576,825	$618,346	$677,273	$735,832
Internet	183,268	222,458	270,791	345,075	422,448
Telephony	—	—	21,088	108,565	213,194
Business solutions	58,365	66,117	78,409	74,352	70,189
Video stores	38,450	48,058	55,146	55,585	59,956
Other	23,795	24,274	36,626	48,745	50,987

Total operating revenues	862,765	937,732	1,080,406	1,309,595	1,552,606

Direct cost and operating expenses	570,482	573,943	666,793	796,887	909,923
Amortization	159,012	163,862	166,292	185,115	206,083
Financial expenses(2)(3)(4)	91,540	92,861	74,737	79,586	67,052
Impairment of goodwill	—	—	—	—	5,425
Other items	1,113	1,930	—	—	—
Income taxes (recovery) expense	(5,777)	(6,661)	69,791	64,230	38,258
Non-controlling interest in a subsidiary	49	100	102	86	173
Net income	$46,346	$111,697	$102,691	$183,691	$325,692

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(restated)(1)	(restated)(1)	(restated)(1)
	(dollars in thousands)
Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$29,724	$32,411	$26,699	—	—
Total assets	1,838,539	1,895,433	1,977,610	$1,988,032	$4,132,198
Long-term debt, excluding QMI subordinated loans(5)(6)(7)(8)	961,175	990,008	971,697	1,021,170	950,988
QMI subordinated loans(6)(7)(8)	150,000	150,000	150,000	—	1,995,000
Share Capital(5)	572,448	388,593	342,940	345,727	46,177
Shareholder’s equity(5)	297,078	229,302	76,363	$249,581	259,110
Cash dividends declared and reductions of paid-up capital	$19,956	$205,233	$255,653	$118,749	$299,550

Year Ended December 31,
2003	2004	2005	2006	2007
(restated)(1)	(restated)(1)	(restated)(1)
(dollars in thousands, except ARPU and ratio)
Other Financial Data
Operating income (unaudited)(9)	$292,283	$363,789	$413,613	$512,708	$642,683
Operating income margin (unaudited)(9)	33.9%	38.8%	38.3%	39.2%	41.4%
Cash flows from operating activities	221,484	329,433	387,205	440,619	552,923
Cash flows used in investing activities	(291,903)	(111,093)	(274,977)	(265,101)	(2,338,164)
Cash flows from (used in) financing activities	52,745	(215,652)	(117,940)	(202,217)	1,785,241
Capital expenditures(10)	$108,117	$144,453	$219,865	$302,629	$330,075

Operating Data (unaudited):
Homes passed(11)	2,351,344	2,383,443	2,419,335	2,457,213	2,497,403
Basic cable customers(12)(13)	1,424,144	1,452,554	1,506,113	1,572,411	1,638,097
Basic cable penetration(13)(14)	60.6%	60.9%	62.3%	64.0%	65.6%
Digital customers	240,863	333,664	474,629	623,646	768,211
Digital penetration(15)	16.9%	23.0%	31.5%	39.7%	46.9%
Cable Internet customers	406,277	502,630	637,971	791,966	932,989
Cable Internet penetration(14)	17.3%	21.1%	26.4%	32.2%	37.4%
Cable telephony customers	—	2,135	162,979	397,830	636,666
Cable telephony penetration(14)	—	0.1%	6.7%	16.2%	25.5%
ARPU(13)(16)	$43.68	$46.50	$51.86	$61.43	$71.52
Ratio of earnings to fixed charges(17)	1.4	x	2.6	x	3.8	x	3.9	x	5.8	x

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(restated)(1)	(restated)(1)	(restated) (1)
	(dollars in thousands)
AMOUNTS UNDER U.S. GAAP
Consolidated Statement of Income Data:
Operating revenues:
Cable television	$558,887	$584,187	$621,493	$677,970	$736,179
Internet	183,268	224,450	272,926	345,112	422,585
Telephony	—	—	21,983	110,501	213,304
Business solutions	58,365	66,117	78,409	74,352	70,189
Video stores	38,450	48,058	55,146	55,585	59,956
Other	23,795	24,274	36,626	48,745	50,987

Total operating revenues	862,765	947,086	1,086,583	1,312,265	1,553,200

Direct cost and operating expenses	567,502	584,876	674,798	803,235	912,811
Amortization	168,564	175,743	177,415	196,335	216,711
Financial expenses(2)(3)(4)	90,516	85,172	75,157	87,771	62,046
Impairment of goodwill	—	—	—	—	5,425
Other items	3,613	1,930	—	—	—
Income taxes (recovery) expenses	(8,365)	(1,208)	60,408	56,073	32,317
Non-controlling interest in a subsidiary	49	100	102	86	173
Net income	$40,886	$100,473	$98,703	$168,765	$323,717

	2003	2004	2005	2006	2007
	(restated)(1)	(restated)(1)	(restated)(1)
Balance Sheet Data (at period end):
Cash and cash equivalents	$29,724	$32,411	$26,699	$—	$—
Total assets	4,212,386	4,162,179	4,225,866	4,222,810	6,351,118
Long-term debt, excluding QMI subordinated loans(5)(6)(7)(8)	963,669	991,280	958,443	1,007,557	946,236
QMI subordinated loans(6)(7)(8)	150,000	150,000	150,000	—	1,995,000
Share Capital(5)	572,448	388,593	342,940	345,727	46,177
Shareholder’s equity(5)	2,597,996	2,437,970	2,273,593	2,429,137	2,475,853
Cash dividends declared and reductions of paid-up capital	$19,956	$205,233	$255,653	$118,749	$299,550

	Year Ended December 31,
	2003		2004		2005		2006		2007
	(restated)(1)		(restated)(1)		(restated)(1)
	(dollars in thousands, except ratio)
Other Financial Data:
Operating income (unaudited)(9)	$295,263		$362,210		$411,785		$509,030		$640,389
Operating income margin (unaudited)(9)	34.2%		38.2%		37.9%		38.8%		41.2%
Cash flows from operating activities	221,284		327,854		385,377		437,841		552,529
Cash flows used in investing activities	(291,703)		(109,514)		(273,149)		(262,323)		(2,337,770)
Cash flows from (used in) financing activities	52,745		(215,652)		(117,940)		(202,217)		1,785,241
Capital expenditures(10)	108,117		144,453		219,865		302,629		330,075
Ratio of earnings to fixed charges(17)	1.3	x	2.7	x	3.6	x	3.4	x	6.0	x

(1)	On January 1, 2006, a company under common control, Videotron Telecom Ltd., merged with the Company. On July 1, 2006, the Company also merged with its parent, 9101-0827 Québec inc. Those transactions have been accounted for using the continuity of interest method, and the results of operations and financial position of Videotron Telecom Ltd. and 9101-0827 Québec inc. have been included in these consolidated financial statements as if the three companies had always been combined. Comparative figures have been restated from statements previously presented. In respect of U.S. GAAP financial data, see also Note 20 “Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States” to our consolidated financial statements included under Item 17 of this annual report.

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

(3)	On January 3 2007 and May 31, 2007, we entered into back-to-back transactions with Quebecor Media and 9101-0835 Québec Inc., a subsidiary of Quebecor Média Inc. With respect to these back-to-back transactions, we recorded an interest expense of $157.7 million in the year ended December 31, 2007, but we recorded $162.9 million in dividends from Quebecor Media in that same year. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.

(4)	On May 31 2007, CF Cable TV inc., a wholly-owned subsidiary of Videotron, entered into a back-to-back transaction with Quebecor Media and 9101-0835 Québec Inc. With respect to this back-to-back transaction, we recorded an interest expense of $7.7 million to Quebecor Media in the year ended December 31, 2007, but we recorded $8.0 million in dividends in that same year. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.

(5)	Long-term debt, excluding QMI subordinated loans, does not include the retractable preferred shares held by Quebecor Media. The retraction price of the retractable preferred shares was $332.5 million as of December 31, 2002. During the year ended December 31, 2003, $332.5 million of the retractable preferred shares were converted into our common shares. The excess of the retraction price of the preferred shares over the stated capital converted into common shares was credited to our contributed surplus account in an amount of $301.2 million. The outstanding $2.0 million of retractable preferred shares as of December 31, 2003 was redeemed for an amount of $3.7 million in 2004. The excess of the consideration paid over the preferred shares was charged to deficit in an amount of $1.7 million. No retractable preferred share was outstanding as at December 31, 2005, December 31, 2006 or December 31, 2007.

(6)	For the years ended December 31 2003, 2004 and 2005, the term “QMI subordinated loans” refers to the $150.0 million subordinated loan due 2015 we entered into in favor of Quebecor Media and the $1.1 billion subordinated loan due 2019 by our subsidiary Vidéotron (1998) ltée, which is a guarantor of our Senior Notes, entered into on January 16, 2004 in favor of Quebecor Media. Interest on the $150.0 million subordinated loan throughout its term is payable in cash at our option. The QMI subordinated loans have been excluded from long-term debt because under the terms of our Senior Notes, all payments on the $150.0 million subordinated loan are restricted payments treated in the same manner as dividends on our common shares, and the proceeds of our $1.1 billion subordinated loan has been invested in retractable preferred shares of Quebecor Media as part of a back-to-back transaction to reduce our income tax obligations. On December 16, 2004, Quebecor Media redeemed its $1.1 billion of retractable preferred shares, and we used the proceeds to repay our $1.1 billion subordinated loan. On January 17, 2006, we reimbursed the $150.0 million subordinated loan due 2015 and all interest owed at that date for a total consideration of $168.0 million.

(7)	For the year ended December 31 2007, the term “QMI subordinated loans” refers to the $1.0 billion and $870.0 million subordinated loans due 2022 we entered into in 2007 in favor of Quebecor Media and the $125 million subordinated loan due 2022 our subsidiary CF Cable TV Inc., entered into in 2007 in favor of Quebecor Media. Interest on the subordinated loan throughout its term is payable in cash at our option. The QMI subordinated loans are reflected as long-term debt on our consolidated balance sheet. See Item 5. Operating and Financial Review and Prospects — Operating Results — Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.

(8)	We believe that long-term debt, excluding QMI subordinated loans, is, from the perspective of a holder of our issued and outstanding Senior Notes, a meaningful measure of our long-term debt because the QMI subordinated loans are subordinated in right of payment to the prior payment in full of our senior indebtedness, including our Senior Notes; all payments on the QMI subordinated loans are “restricted payments” under the terms of respective indentures governing our Senior Notes, and are restricted in the same manner as dividends on our common shares; and the proceeds of our QMI subordinated loans were invested in retractable preferred shares of Quebecor Media as part of back-to-back transactions to reduce our income tax obligations. Consequently, we disclose long-term debt, excluding QMI subordinated loans, as a supplemental measure of our indebtedness in this annual report. Long-term debt, excluding QMI subordinated loans, is not intended to be, and should not be, regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with Canadian GAAP or U.S. GAAP. Long-term debt, excluding QMI subordinated loans, is calculated from and reconciled to long-term debt as follows:

	At December 31,
	2003	2004	2005	2006	2007
	(restated)(1)	(restated)(1)	(restated)(1)
	(unaudited; dollars in millions)
AMOUNTS UNDER CANADIAN GAAP
Long-term debt	$1,111.2	$1,140.0	$1,121.7	$1,021.2	$2,946.0
QMI subordinated loans	(150.0)	(150.0)	(150.0)	—	(1,995.0)
Long-term debt, excluding QMI subordinated loans, as defined	$961.2	$990.0	$971.7	$1,021.2	$951.0

	At December 31,
	2003	2004	2005	2006	2007
	(restated)(1)	(restated)(1)	(restated)(1)
	(unaudited; dollars in millions)
AMOUNTS UNDER U.S. GAAP
Long-term debt	$1,113.7	$1141.3	$1,108.4	$1,007.6	$2,941.2
QMI subordinated loans	(150.0)	(150.0)	(150.0)	—	(1,995.0)
Long-term debt, excluding QMI subordinated loans, as defined	$963.7	$991.3	$958.4	$1,007.6	$946.2

(9)	We use the supplemental financial measure operating income to assess our operating results and financial performance. Operating income and ratios based on this measure are not required by or recognized under Canadian GAAP or U.S. GAAP. We define operating income, reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, impairment of goodwill, other items (consisting of restructuring charges), income taxes and non-controlling interest in a subsidiary. Operating income margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and U.S. GAAP. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community to analyze and compare companies. You should note our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure. Our operating income is calculated from and reconciled to net income (loss) as follows:

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(restated)(1)	(restated)(1)	(restated)(1)
	(dollars in millions)
AMOUNTS UNDER CANADIAN GAAP
Net income	$46.3	$111.7	$102.7	$183.7	$325.7
Amortization	159.0	163.9	166.3	185.1	206.1
Financial expenses	91.5	92.9	74.7	79.6	67.1
Impairment of goodwill	—	—	—	—	5.4
Other items	1.1	1.9	—	—	—
Income taxes (recovery) expense	(5.8)	(6.7)	69.8	64.2	38.3
Non-controlling interest in a subsidiary	0.1	0.1	0.1	0.1	0.2
Operating income as defined	$292.3	$363.8	$413.6	$512.7	$642.8

AMOUNTS UNDER U.S. GAAP
Net income	$40.9	$100.5	$98.7	$168.8	$323.7
Amortization	168.6	175.7	177.4	196.3	216.7
Financial expenses	90.5	85.2	75.2	87.8	62.0
Impairment of goodwill	—	—	—	—	5.4
Other items	3.6	1.9	—	—	—
Income taxes (recovery) expense	(8.4)	(1.2)	60.4	56.1	32.3
Non-controlling interest in a subsidiary	0.1	0.1	0.1	0.1	0.2

Operating income as defined	$295.3	$362.2	$411.8	$509.1	$640.3

(10)	Capital expenditures are comprised of acquisition of fixed assets.

(11)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(12)	“Basic cable customers” are customers who receive basic cable television service, including analog and digital customers.

(13)	The number of basic customers for 2003 was restated in order to permit such numbers to be compared to the numbers of basic customers for the years 2004 through 2007, inclusive.

(14)	Represents customers as a percentage of total homes passed.

(15)	Represents customers as a percentage of basic customers.

(16)	Average monthly revenue per user, or ARPU, is an industry metric that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement that is required by or recognized under Canadian GAAP or U.S. GAAP, and our definition and calculation of ARPU may not be the same as similarly titled measurements reported by other companies.

We calculate ARPU by dividing our combined cable television, Internet access and telephony revenues by the average number of our basic cable customers during the applicable period, and then dividing that result by the number of months in the applicable period.

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
B- Capitalization and Indebtedness
          Not applicable.
C- Reasons for the Offer and Use of Proceeds
          Not applicable.
D- Risk Factors
          This section describes some of the risks that could affect our business, financial condition and results of operations as well as the market value of our Senior Notes. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in the section “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report. The risks below are not the only ones that we face. Some risks may not yet be known to us and some that we do not currently believe to be material could later turn out to be material. Any of these risks could materially affect our business, financial condition and results of operations.
We operate in highly competitive industries with emerging technological developments, and our inability to compete successfully could have a material adverse effect on our business, financial condition and results of operations.
          We operate in highly competitive industries. In our cable operations, we compete against direct broadcast satellite providers, or DBS (which is also called DTH in Canada, for “direct-to-home” satellite), multi-channel multipoint distribution systems, or MDS, satellite master antenna television systems and over-the-air television broadcasters. In addition, we compete against incumbent local exchange carriers, or ILECs, which have secured licenses to launch video distribution services using video digital subscriber line, or VDSL, technology. The CRTC has approved a regional license for the main ILEC in our market to provide terrestrial broadcasting distribution in Montréal and several other communities in the Province of Québec. The same ILEC has also acquired a cable network in our main service area which currently serves approximately 15,000 customers. We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy) as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include the video stores industry (rental & sale) and other alternative entertainment media. In addition, the Internet, as well as distribution over mobile devices, may become competitive broadcast distribution platforms in the future.
          In our Internet access business, we compete against other Internet service providers, or ISPs, offering residential and commercial Internet access services as well as open WIFI networks in some cities. The CRTC also requires us to offer access to our high speed Internet system to our ISP competitors and several third party ISPs have access or have requested access to our network. CRTC rules also require that we allow third party ISPs to provide voice or telephony applications in addition to retail Internet access services.
          Our Voice-over-IP (or “VoIP”) telephony service has numerous competitors, including ILECs, competitive local exchange carriers, or CLECs, wireless telephone service operators and other providers of telephony services, and competitors that are not facilities-based and therefore have a much lower infrastructure cost. Competition from ILECs is expected to increase in 2008 and subsequent years, particularly as a result of the federal government’s recent decision to lift winback restrictions on ILECs and to change the criteria for forbearance from regulation of local exchange services.
          With our current Mobile Virtual Network Operator (or “MVNO”)-based wireless telephony service, we compete against a mix of corporations, some of them being active in some or all the products we offer, while others only offer mobile wireless telephony services in our market. In addition, users of wireless voice and data systems may find their communications needs satisfied by other current or developing technologies, such as WIFI, “hotspots” or trunk radio systems, which have the technical capability to handle mobile telephone calls. There can be no assurance that current or future competitors will not provide services comparable or superior to those we provide or may in the future provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. Any of these factors could adversely affect our ability to operate our MVNO-based wireless business successfully and profitably.
          We may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, financial condition or results of operations.
Certain risks associated with Quebecor Media’s participation in Canada’s Auction for Spectrum Licenses for Advanced Wireless Services and other Spectrum in the 2GHz range.
          Our parent company, Quebecor Media, has filed an application to participate in Canada’s Auction for Spectrum Licenses for Advanced Wireless Services and other Spectrum in the 2GHz Range, which is scheduled to commence on May 27, 2008 (the “3G Spectrum Auction”). If that application is accepted by Industry Canada, Quebecor Media intends to focus in the 3G Spectrum Auction on those areas that it believes present attractive growth prospects for a wireless service offering, based on an analysis of demographic, economic and other factors (including factors relating to the Province of Québec, in which we operate), and it intends to be financially disciplined with respect to prices it is willing to pay for any such licenses. We can provide no assurance that Quebecor Media’s bidding strategy in the 3G Spectrum Auction will be successful or that spectrum that meets its internally developed criteria will be available to it at acceptable prices.
          Subject to applicable 3G Spectrum Auction rules and Quebecor Media’s strategic considerations, Quebecor Media may also enter into agreements with one or more partners relating to licenses outside of the Province of Québec, with a view to launching a national wireless service operation in Canada. Quebecor Media has not determined whether it will enter into any such agreement, and there can be no assurance that it would be able enter into any such agreement on commercially compelling terms or at all. If Quebecor Media is successful in the 3G Spectrum Auction and is awarded spectrum, it is currently anticipated that the spectrum for the Province of Québec, if obtained, will be transferred to us. Quebecor Media is currently considering various alternatives regarding its potential acquisition of spectrum outside the Province of Québec.
          If Quebecor Media is successful in the 3G Spectrum Auction and is awarded spectrum that it transfers to us, we expect to incur significant operating expenses and capital expenditures to acquire the licenses and build-out and launch this service in the Province of Québec. In addition, the launch by Quebecor Media of a national wireless service outside of the Province of Québec may involve our participation in such undertaking and in doing so we may incur additional operating expenses and capital expenditures. Any such 3G undertaking will require us to obtain additional financing, and we can provide no assurance that we would be able to obtain such financing on commercially reasonable terms or at all. Moreover, any such 3G investment would, in the future, also require ongoing capital expenditures for the maintenance, expansion and upgrade of the mobile wireless network.
          In June 2007, Industry Canada released a new antenna tower policy that includes requirements with respect to land-use authority and public consultation regarding proposed tower installations or modifications. These procedures could make it more costly for us to pursue a strategy of building a 3G network and could lead to delays in acquiring new sites for cellular towers.
          The licensing, construction and operation of wireless communications systems in Canada are subject to the licensing requirements and oversight of Industry Canada. In addition, various aspects of wireless communications operations, including the ability of wireless providers to enter into interconnection agreements with traditional wireline telephone companies, are subject to regulation by the CRTC. The government agencies having jurisdiction over any wireless business that we may develop could adopt regulations or take other actions that could adversely affect our wireless business and operations, including actions that could increase competition or that could increase our costs.
          We anticipate that the 3G Spectrum Auction will be highly competitive, since, at March 10, 2008, thirty groups had filed applications to participate. If we were to become a facilities-based wireless provider, we would compete primarily with established incumbent wireless service providers and MVNOs, and could in the future compete with other new entrant companies, including other MVNOs. In addition, users of wireless voice and data systems may find their communications needs satisfied by other current or developing technologies, such as WIFI, “hotspots” or trunk radio systems, which have the technical capability to handle mobile telephone calls. Our facilities-based wireless provider business would also compete with rivals for dealers and retail distribution outlets. There can be no assurance that current or future competitors will not provide services comparable or superior to those we would provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. Any of these factors could adversely affect our ability to launch a facilities-based wireless business successfully and profitably.
          In addition, there can be no assurance that any 3G technology that we may in the future deploy as part of a build-out and launch of a facilities-based wireless service will be competitive or compatible with other technologies. As with any new technology, there is a risk that the new technology may not perform as expected and we may be unable to deliver next generation services in a cost-effective manner. In addition, there are currently various 3G wireless network standards and competing technologies that are being developed and implemented in Canada and other parts of the world. None of the competing technologies is directly compatible with the others. If the 3G technology that gains the most widespread acceptance is not compatible with a network that we may in the future develop, competing services based on such alternative technology may be preferable to subscribers.
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
          Our cable business has required substantial capital for the upgrade, expansion and maintenance of our network and the launch and expansion of new or additional services and we expect we will in the future need to make additional capital expenditures to maintain and expand services such as Internet access, high definition television, or HDTV, and telephony services. Our strategy of maintaining a leadership position in the suite of products and services currently offered by us and launching new products and services requires capital investments in our network to support growth in our customer base and increases in bandwidth requirements. For that reason, we recently upgraded our networks in Québec City and in the central region of Québec from a bandwidth of 480 MHz to 750 MHz or greater. With the completion of this project, approximately 97% of our network in Québec has been upgraded to a bandwidth of 750 MHz or greater.

          In the future, we may not be able to obtain the funds necessary to finance investments in respect of our capital improvement programs, new strategies and services or other capital expenditure requirements, whether through internally generated funds, additional borrowings or other sources. If we are unable to obtain these funds, we would not be able to implement our business strategies and effect capital expenditure required to maintain our leadership position, and our business, financial condition, results of operations and prospects could be materially adversely affected. Even if we are able to obtain adequate funding, the period of time required to upgrade our network could have a material adverse effect on our ability to successfully compete in the future.
          See also the following risk factors in this section: “— We operate in highly competitive industries with emerging technological developments, and our inability to effectively compete could have a material adverse effect on our business, prospects, financial condition and results of operations,” “— Certain risks associated with Quebecor Media’s participation in Canada’s Auction for Spectrum Licenses for Advanced Wireless Services and other Spectrum in the 2GHz range,” and “— We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continuing technological evolution and development”.
We may not successfully implement our business and operating strategies.
          Our business strategies are based on leveraging an integrated platform of media assets. Our strategies include launching and deploying additional value-added products and services, pursuing cross-promotional opportunities, maintaining our advanced broadband network, pursuing enhanced content development to reduce costs, further integrating our operations within the Quebecor Media group of companies and maximizing customer satisfaction. Our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, regulatory developments, general or local economic conditions, increased competition, technological change and the other factors described in this “Risk Factors” section. Any material failure to implement our strategies could have a material adverse effect on our reputation, business, financial condition, prospects or results of operations and on our ability to meet our obligations, including our ability to service our indebtedness.
We have grown rapidly and are seeking to continue our growth. This rapid growth presents significant strains on our management. If we do not effectively manage our growth, our financial results and operations could be adversely affected.
          We have experienced substantial growth in our business and have significantly expanded our operations in recent years. We have in the past and may in the future seek to make opportunistic or strategic acquisitions and further expand the types of businesses in which we participate under appropriate conditions. This growth has placed, and will continue to place, a significant demand on our management. We can provide no assurance that we will be successful in either developing or fulfilling the objectives of any such acquisition. Such acquisitions and expansion may require us to incur significant costs or divert significant resources, and may limit our ability to pursue other strategic and business initiatives, which could have an adverse effect on our business, financial condition, prospects or results of operations. In addition, if we are not successful in managing and integrating any acquired businesses, or if we are required to incur significant or unforeseen costs, it could have a material adverse effect on our business, reputation, financial condition or results of operations.
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

          Our ability to distribute television programming at a reasonable cost is also linked to the risk of being imposed a carriage fee for over-the-air television. In November 2007, the CRTC agreed to revisit the concept of a subscriber fee proposed by over-the-air television stations (OTAs) for the carriage of their signals by broadcaster distribution undertakings, such as cable and satellite.
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
          We provide our digital television, Internet access and telephony services through a primary headend and our analog television services through twelve additional regional headends in our single clustered network. This characteristic means that a failure in our primary headend could prevent us from delivering some of our products and services throughout our network until we have resolved the failure, which may result in significant customer dissatisfaction. To reduce our risk, we completed the construction of a back-up primary headend.
We may be adversely affected by litigation and other claims.
          In the normal course, we are involved in various legal proceedings and other claims relating to the conduct of our business. For example, in July 2007, a motion to certify a class action was filed in the Province of Québec with respect to interruptions in our Internet service. Although, in the opinion of our management, the outcome of the class action and other litigation is not expected to have a material adverse effect on our results, liquidity or financial position, a negative outcome could have such an adverse effect. Moreover, the cost of defending against lawsuits and diversion of management’s attention could be significant. See also “Item 8. Financial Information - Legal Proceedings” in this annual report.
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
          Our cable data customers utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. Any significant loss of cable data customers or revenue or significant increase in costs of serving those customers could adversely affect our growth, financial condition and results of operations.
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
          As of December 31, 2007, approximately 60% of our employees are unionized, and the terms of their employment are governed by one of our five regional collective bargaining agreements. Our two most important collective bargaining agreements, covering our unionized employees in the Montréal and Québec City regions, have terms extending to December 31, 2009. We are also party to two collective bargaining agreements covering our unionized employees in the Chicoutimi and Hull regions, with terms running through January 31, 2010 and August 31, 2011, respectively, and one other collective bargaining agreement covering approximately 40 employees of our SETTE inc. subsidiary, which expired on December 31, 2007. Negotiations regarding this collective bargaining agreement will be undertaken in 2008.
          We have in the past experienced labour disputes, which have disrupted our operations, resulted in damage to our network or our equipment and impaired our growth and operating results. We cannot predict the outcome of any current or future negotiations relating to labour disputes, union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and/or service interruption, which could adversely affect our business, assets, financial position and results of operations. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and operating results.
We depend on key personnel.
          Our success depends to a large extent upon the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, retain and train such employees could have a material adverse effect on our business, financial condition or operating results. In addition, to implement and manage our businesses and operating strategies effectively, we must maintain a high level of content quality, efficiency and performance and must continue to enhance our operational, financial and management systems, and attract, train, motivate and manage our employees. If we are not successful in these efforts, it may have a material adverse effect on our business, results of operations and financial condition.
Our indebtedness and significant interest payment requirements could adversely affect our financial condition and therefore make it more difficult for us to fulfill our obligations, including our obligations under our outstanding notes.
          As at December 31, 2007, we had $951.0 million of long-term debt (excluding Quebecor Media subordinated loans). Our indebtedness could have significant consequences, including the following:
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
          Our credit agreement and the indentures governing our outstanding notes permit us to incur additional indebtedness in the future. As of December 31, 2007, we had $302.3 million available for additional borrowings under our secured credit facility. If we incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt, see Note 10 to our audited consolidated financial statements for the year ended December 31, 2007 included under “Item 17. Financial Statements” of this annual report.
Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.
          The terms of our credit facilities and the respective indentures governing our Senior Notes contain a number of operating and financial covenants restricting our ability to, among other things:
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
          Our failure to comply with these covenants could result in an event of default which could, if not cured or waived, result in an acceleration of our debt and cause cross-defaults under our other debt. This could require us to repay or repurchase debt prior to the date it would otherwise be due, which could adversely affect our financial condition. In addition, if we incur additional debt in the future, we may be subject to additional covenants, which may be more restrictive than those that we are currently subject to. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.
We may not be able to finance an offer to purchase our Senior Notes following a change of control as required by each of the indentures governing our Senior Notes because we may not have sufficient funds at the time of the change of control or our credit facilities may not allow the repurchases.
          If we experience a change of control (as defined under each of the respective indentures governing our Senior Notes), we may be required to make an offer to purchase all of our Senior Notes prior to maturity. We cannot assure you that we will have sufficient funds or be able to arrange additional financing at the time of the change of control to make the required repurchase of the Senior Notes.
          In addition, under our credit facilities, a change of control would be an event of default. Any future credit agreement or other agreements relating to our senior indebtedness to which we become a party may contain similar provisions. Our failure to purchase our Senior Notes upon a change of control would constitute an event of default under each of our indentures. Any such default could, in turn, constitute an event of default under future senior indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, we may not have sufficient funds to repurchase our Senior Notes and repay the debt.
We may be adversely affected by exchange rate fluctuations.
          Most of our revenues and expenses are received or denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes and cable modems and certain capital expenditures, are paid in U.S. dollars. Also, a large portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon is payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign exchange gains or losses. Although we have entered into transactions to hedge the exchange rate risk with respect to our U.S. dollar-denominated debt, exchange rate fluctuations could affect our ability to make payments in respect U.S. dollar-denominated obligations that are unhedged. In addition, hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions. In addition, certain cross-currency interest rate swaps that we have entered into include an option that allows each party to unwind the transaction on a specific date at the then-fair value. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in this annual report.
We are subject to extensive government regulation. Changes in government regulation could adversely affect our business, financial condition, prospects and results of operations.
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
          Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) and the Telecommunications Act (Canada) and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the Federal Cabinet. We are also subject to technical requirements and performance standards under the

Radiocommunication Act (Canada) administered by Industry Canada. Furthermore, the Federal Government introduced a bill in a previous session of Parliament which would permit the Competition Bureau, under the Competition Act (Canada), to impose fines of up to $15 million on telecommunications companies that do not comply with this law. We do not know whether this bill will be re-introduced in Parliament or whether it will become law.
          At the present time, the CRTC, through an exemption order, does not regulate the content of the Internet or interactive television and does not regulate broadcast distribution via the Internet. However, the CRTC has a policy of reviewing any of its exemption orders every five to seven years.
          On January 15, 2008, the CRTC issued its determination in Broadcasting Public Notice CRTC 2008-4, entitled “Diversity of Voices”. In this public notice, the CRTC introduced new policies with respect to cross-media ownership; the common ownership of television services, including pay and specialty services; and the common ownership of broadcasting distribution undertakings. The CRTC’s existing policies with respect to the common ownership of over-the-air television and radio undertakings remain in effect. The CRTC will generally permit ownership by one person of no more than one conventional television station in one language in a given market. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. Where a person that controls a local radio station and a local television station acquires a local newspaper serving the same market, the CRTC will, at the earliest opportunity, require the licensee to explain why, in light of this policy, its radio or television licence(s) should be renewed. The CRTC, as a general rule, will not approve applications for a change in effective control that would result in the control, by one person, of a dominant position in the delivery of television services to Canadians that would impact on the diversity of programming available to television audiences. As a general rule, the CRTC will not approve transactions that would result in the control by one person of more than 45% of the total television audience share — including audiences to both discretionary and OTA services. The CRTC will carefully examine transactions that would result in the control by one person of between 35% and 45% of the total television audience share — including audiences to both discretionary and OTA services. Barring other policy concerns, the CRTC will process expeditiously transactions that would result in the control by one person of less than 35% of the total television audience share — including audiences to both discretionary and OTA services. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting distribution undertakings (BDUs) in a market that would result in one person being in a position to effectively control the delivery of programming services in that market. The CRTC is not prepared to allow one person to control all BDUs in any given market.
          On July 5, 2007, the CRTC announced a review of the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services (Broadcasting Notice of Public Hearing CRTC 2007-10). As part of this review, the CRTC is considering reducing the amount of regulation for broadcasting distribution undertakings and discretionary programming services to the minimum essential to achieve the objectives under the Broadcasting Act, relying instead on market forces wherever possible. Whether any changes, and if so what changes, to either regulatory framework will arise from this review cannot be predicted with certainty.
          Changes to the regulations and policies governing broadcast television, specialty program services and program distribution through cable or alternate means, the introduction of new regulations, policies or terms of license or change in the treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition, prospects and results of operations. For example, the Supreme Court of Canada decided in April 2002 that the Radiocommunication Act (Canada) covers and prohibits both the “black market” reception of satellite television signals (i.e., the unauthorized decoding of Canadian and foreign encrypted satellite signals) and the “grey market” reception of satellite television signals (i.e., the reception of foreign signals through subscriptions in Canada paid to foreign satellite television providers), but expressly did not rule on the question of the constitutionality of the legislative prohibition against grey market reception. On October 28, 2004, a Québec court of first instance held that the provisions of the Radiocommunication Act (Canada), which prohibited grey market reception of satellite signals, violated the principle of freedom of expression guaranteed by the Canadian Charter of Rights and Freedoms and were therefore invalid. The Québec court suspended its declaration of invalidity for a one-year period starting on the date of the judgment. The Government of Canada filed an appeal of the decision in order to attempt to render the prohibition of grey market reception valid under the Canadian Charter of Rights and Freedoms. On March 31, 2005, the Québec Superior Court overturned the earlier ruling of unconstitutionality on the basis that the first instance judge erred in ruling on the constitutionality of the prohibition against grey market reception in that case as it involved black market reception. In September 2006, the Québec Court of Appeal upheld the lower court’s decision.
          On December 18, 2006, the federal government issued a policy direction to the CRTC which requires the CRTC to now take a more market-based approach to implementing the Telecommunications Act. This policy direction applies prospectively to the wide-variety of telecommunications-related regulatory issues that the CRTC handles. Application of this policy could result in future material changes to telecommunications regulation.
          As described more fully under the “Item 4. Information on the Company — Business Overview — Regulation — Canadian Broadcast Distribution (Cable Television) — Licensing of Canadian Broadcasting Distribution Undertakings,” the CRTC has approved, since August 2007, the applications of a number of ILECs for forbearance from regulation of residential and business local exchange services affecting a large portion of the market in which Videotron operates. These rulings allow ILECs the right to adjust their prices for local exchange services in the approved exchanges without the need for CRTC approval. Such price flexibility by our ILEC competitors for local exchange services could have an adverse impact on our ability to compete successfully with them in the local telephony market.
          On December 20, 2007, the CRTC granted conditional approval to a new telecommunications consumer agency, to which Videotron had previously adhered voluntarily. Among other things, the CRTC ruled that all telecommunications service providers with annual revenues in excess of $10.0 million must become members of the agency, and directed that certain modifications be made to the agency’s governance and complaint resolution procedures. On February 4, 2008, the major Canadian cable operators, including Videotron, filed an application to review and vary the CRTC’s decision, asserting that the CRTC had overstepped its legislative authority. A ruling on this application is expected in due course.
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
          The four largest cable operators in Canada, including Vidéotron, have been required by the CRTC to provide third-party Internet service providers with access to their cable systems at mandated cost-based rates. The CRTC has further directed us to file, at the same time we offer any new retail Internet service speed, proposed revisions to our third-party internet access (or “TPIA”) tariff to include this new speed offering. TPIA tariff items have been filed and approved for all Videotron Internet service speeds, except certain recent speed offerings available over only a portion of our network.

Several third-party Internet service providers are now interconnected to our cable network and so providing retail Internet access services to the general public.
          The CRTC also requires large cable carriers, such as us, to allow third-party Internet service providers to provide voice or telephony applications in addition to retail Internet access services.
          As a result of these requirements, we may experience increased competition for retail cable Internet and residential telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.
          On March 3, 2008, the CRTC released a decision affirming that cable TPIA services are not ‘essential services’, yet mandated that they continue to be provided at cost-based rates until such time as it has been demonstrated that a functionally equivalent, practical and feasible wholesale alternative exists.
We may have to support increasing costs in securing access to support structures needed for our network.
          We require access to the support structures of hydro-electric and telephone utilities and to municipal rights of way to deploy our cable network. Where access cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada).
          In July 2006, we secured our access to support structures of the largest hydro-electric company operating in Québec (Hydro-Québec) by ratifying a Pole Agreement which will be ending in December 2010. We have also entered into, or expect to enter into, similar arrangements with a number of smaller hydro — electric companies.
We are subject to a variety of environmental laws and regulations.
          We are subject to a variety of environmental laws and regulations. Certain of our operations are subject to federal, provincial, state and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, recycling, the cleanup of contaminated sites, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations. Failure to comply with present or future laws or regulations could result in substantial liability to us. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We are not currently planning any material study or remedial measure, and none has been required by regulatory authorities. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.

Our auditors are not required to issue a report on our internal control over financial reporting in this annual report.
          Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have, as a non-accelerated filer, recently completed the process of documenting, reviewing and, where appropriate, improving our internal control over financial reporting in connection with our first annual management assessment of the effectiveness of our internal control over financial reporting. Management’s report on our internal controls over financial reporting is included in “Item 15. Controls and Procedures” of this annual report. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related temporary SEC rules, this annual report does not include a report of the Company’s registered public accounting firm on our internal control over financial reporting.
          While we have concluded that our internal control over financial reporting was effective as of December 31, 2007, we cannot be certain that, when our auditors are required to perform an audit of our internal control over financial reporting, they will deliver their report without identifying areas for further attention or improvement, including material weaknesses.
There is no public market for our Senior Notes.
          There is currently no established trading market for our Senior Notes and we do not intend to apply for listing of any of our Senior Notes on any securities exchange or on any automated dealer quotation system. No assurance can be given as to the prices or liquidity of, or trading markets for, any series of our Senior Notes. The liquidity of any market for our Senior Notes will depend upon the number of holders of our Senior Notes, the interest of securities dealers in making a market in our Senior Notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions, our financial condition and performance, and our prospects. The absence of an active market for our Senior Notes could adversely affect the market price and liquidity of our Senior Notes.
          In addition, the market for non-investment grade debt has historically been subject to disruptions that caused volatility in prices. It is possible that the market for our Senior Notes will be subject to disruptions. Any such disruptions may have a negative effect on your ability to sell our Senior Notes regardless of our prospects and financial performance.
Non-U.S. holders of our Senior Notes are subject to restrictions on the resale and transfer of our Senior Notes.
          Although we registered our Senior Notes under the Securities Act, we did not, and we do not intend to, qualify our Senior Notes by prospectus in Canada, and, accordingly, the Senior Notes remain subject to restrictions on resale and transfer in Canada. In addition, non-U.S. holders remain subject to restrictions imposed by the jurisdiction in which the holder is resident.
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
          The powers of the court under the Bankruptcy and Insolvency Act (Canada), and particularly under the Companies’ Creditors Arrangement Act (Canada), have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under our outstanding notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustees could exercise their respective rights under the respective indentures governing our Senior Notes or whether and to what extent holders of our Senior Notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the respective trustees.
Applicable statutes allow courts, under specific circumstances, to void the guarantees of our Senior Notes provided by certain of our subsidiaries.
          Our creditors or the creditors of one or more guarantors of our Senior Notes could challenge the guarantees as fraudulent transfers, conveyances or preferences or on other grounds under applicable U.S. federal or state law or applicable Canadian federal or provincial law. While the relevant laws vary from one jurisdiction to another, the entering into of the guarantees by certain of our subsidiaries could be found to be a fraudulent transfer, conveyance or preference or otherwise void if a court was to determine that:
•	a guarantor delivered its guarantee with the intent to defeat, hinder, delay or defraud its existing or future creditors;

•	the guarantor did not receive fair consideration for the delivery of the guarantee; or

•	the guarantor was insolvent at the time it delivered the guarantee.
          To the extent a court voids a guarantee as a fraudulent transfer, preference or conveyance or holds it unenforceable for any other reason, holders of notes would cease to have any direct claim against the guarantor that delivered a guarantee. If a court were to take this action, the guarantor’s assets would be applied first to satisfy the guarantor’s liabilities, including trade payables and preferred stock claims, if any, before any portion of its assets could be distributed to us to be applied to the payment of our Senior Notes. We cannot assure you that a guarantor’s remaining assets would be sufficient to satisfy the claims of the holders of notes relating to any voided portions of the guarantees.
          In addition, the corporate statutes governing the guarantors of our Senior Notes may also have provisions that serve to protect each guarantor’s creditors from impairment of its capital from financial assistance given to its corporate insiders where there are reasonable grounds to believe that, as a consequence of this financial assistance, the guarantor would be insolvent or the book value, or in some cases the realizable value, of its assets would be less than the sum of its liabilities and its issued and paid-up share capital. While the applicable corporate laws may not prohibit financial assistance transactions and a corporation is generally permitted flexibility in its financial dealings, the applicable corporate laws may place restrictions on each guarantor’s ability to give financial assistance in certain circumstances.
U.S. investors in our Senior Notes may have difficulties enforcing civil liabilities.
          We are incorporated under the laws of the Province of Québec. Substantially all of our directors, controlling persons and officers are residents of Canada or other jurisdictions outside the United States and all or a substantial portion of their assets and substantially all of our assets are located outside the United States. We have agreed, under the terms of the respective indentures governing our Senior Notes, to accept service of process in any suit, action or proceeding with respect to the indentures or the Senior Notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. Nevertheless, it may be difficult for holders of our outstanding notes to effect service of process upon us or such persons within the United States or to enforce against us or them in the United States, judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal or state securities law against us and our directors, controlling persons and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts.

We are controlled by Quebecor Media.
          All of our issued and outstanding common shares are held by Quebecor Media. As a result, Quebecor Media controls our policies and operations. The interests of Quebecor Media, as our sole common shareholder, may conflict with the interests of the holders of our outstanding notes. In addition, actions taken by Quebecor Media, as well as its financial condition, matters over which we have no control, may affect us.
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

ITEM 4 — INFORMATION ON THE COMPANY
A- History and Development of the Company
          Our name is Videotron Ltd. We were founded on September 1, 1989 as part of the amalgamation of our two predecessor companies, namely Videotron Ltd. and Télé-Câble St-Damien inc., under Part IA of the Companies Act (Québec). In October 2000, our parent company, Le Groupe Vidéotron ltée, was acquired by Quebecor Media for $5.3 billion. At the time of this acquisition, the assets of Le Groupe Vidéotron ltée included all of our shares. In December 2002, Le Groupe Vidéotron ltée was liquidated into its sole shareholder, Quebecor Media.
          Our registered office is located at 612 St. Jacques Street, Montréal, Québec, Canada H3C 4M8, and our telephone number is (514) 281-1232. Our corporate website may be accessed through the URL http://www.videotron.com. The information found on our corporate website is, however, not part of this annual report. Our agent for service of process in the United States with respect to our Senior Notes is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.
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
          On January 1, 2006, Videotron Telecom, which was a wholly-owned indirect subsidiary of Quebecor Media, was merged with and into us, pursuant to an amalgamation under Part IA of the Companies Act (Québec). On July 1, 2006, we also merged with our parent, 9101-0827 Québec inc, pursuant to an amalgamation under Part IA of the Companies Act (Québec). Both transactions have been accounted for using the continuity of interest method and, accordingly, the previous periods have been restated to include the results of operations and the financial position of the companies as if they had always been combined.
          For a description, including the amount invested, of our principal capital expenditures since January 1, 2005, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Uses of Liquidity and Capital Resources— Capital Expenditures”.
B- Business Overview
Overview
          We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of telephony services in the Province of Québec. We offer pay television, Internet access, cable telephony and mobile wireless telephony services. Our cable network covers approximately 80% of Québec’s approximately 3.3 million residential and commercial premises passed by cable. Our cable licenses include licenses for the greater Montréal area, the second largest urban area in Canada. The greater Montréal area represents one of the largest contiguous clusters in Canada and is among the largest in North America as measured by the number of cable customers. This concentration provides us with improved operating efficiencies and is a key element in the development and launch of our bundled service offerings.
          As of December 31, 2007, we had approximately 1.64 million basic cable customers (which we define as customers receiving basic cable service, including analog and digital customers), representing a basic penetration rate of 65.6%. Through our extensive broadband coverage, we also offer digital television and cable Internet access services to approximately 99% of our total homes passed. We have rapidly grown our digital customer base in recent years, and at December 31, 2007, we had 768,211 digital customers, representing 46.9% of our basic customers and 30.8% of our total homes passed. We have also rapidly grown our cable Internet access customer base, and as of December 31, 2007, we had 932,989 cable Internet access customers, representing 57.0% of our basic customers and 37.4% of our total homes passed. We believe that the continued increase in the penetration rate of our digital television, cable Internet access, telephony and wireless voice and data services will result in increased average revenue per customer (ARPU).
          Our bi-directional hybrid fiber coaxial (HFC) network enabled us to launch, in January 2005, a telephony service using VoIP technology to our residential and commercial customers. As of December 31, 2007, we had 636,666 cable telephony customers (including 314 Softphone customers), representing 38.8% of our basic customers and 25.5% of our total homes passed. In addition, as of December 31, 2007, approximately 98% of all of our cable customers were in areas in which our cable telephony service was available.
          On August 10, 2006, we launched, in the Québec City area, our MVNO-based mobile wireless telephony services utilizing the GSM/GPRS network of Rogers Wireless Inc. (“Rogers Wireless”), a subsidiary of Rogers Communications Inc. Since then, this service has been completely rolled-out throughout the Province of Québec. As of December 31, 2007, over 45,682 lines had been activated.
          Our parent company, Quebecor Media, has filed an application to participate in the 3G Spectrum Auction. If that application is accepted by Industry Canada, Quebecor Media intends to focus in the 3G Spectrum Auction on those areas that it believes present attractive growth prospects for a wireless service offering, based on an analysis of demographic, economic and other factors (including factors relating to the Province of Québec, in which we operate).
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
          Through Le SuperClub Vidéotron, we also operate the largest chain of video and video game rental stores in Québec and among the largest of such chains in Canada, with a total of 258 retail locations (of which 206 are franchised) and more than 1.65 million video club rental members.
          For the year ended December 31, 2007, Videotron generated revenues of $1.55 billion and operating income of $642.7 million. For the year ended December, 31, 2006, Videotron generated revenues of $1.31 billion and operating income of $512.7 million.
Competitive Strengths
          Leading Market Positions. We are the largest cable operator in Québec and the third largest in Canada. We believe that our strong market position has enabled us to more effectively launch and deploy new products and services. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the areas we serve. In addition, we operate the largest chain of video stores in Québec through our Le SuperClub Vidéotron subsidiary. We believe that our proprietary and third-party retail distribution network of 631 stores and points of sale, including the Le SuperClub Vidéotron stores, assists us in marketing and distributing our advanced services, such as cable Internet access and digital television, on a large scale basis.
          Single, Highly-Contiguous Cluster. We serve our customer base through a single HFC clustered network that covers approximately 80% of Québec’s total addressable market and five of the province’s top six urban areas. This network represents one of the largest contiguous clusters in Canada and among the largest in North America as measured by the number of cable customers. We serve all of our cable customers through one primary headend and twelve regional headends. We believe that our single cluster and network architecture provide us with several benefits, including:

•	a higher quality and more reliable network;

•	the ability to launch and deploy new products and services rapidly and efficiently; and

•	a lower cost structure through reduced maintenance and technical support costs.
          Differentiated, Bundled Service Offerings. Through our technologically advanced network, we offer a differentiated, bundled suite of entertainment, information and communication services and products including digital television, cable Internet access, video-on-demand and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile wireless telephony services. In addition we deliver high-quality services and products, including, for example, our standard cable Internet access service that enables our customers to download data at a higher speed than that currently offered by standard digital subscriber line, or DSL, technology, and we offer the widest range of French-language programming in Canada.
          Advanced Broadband Network. We have an advanced network, 99% of which is bi-directional which allows us to offer a wide range of advanced services on the same media, such as digital television, video-on-demand, cable Internet access and cable telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that future capital expenditures over the next five years will be required to accommodate the evolution of our products and services and to meet the demand for increased capacity resulting from the launch of our telephony service and the offering of our other advanced products and services.
          Strong, Market-Focused Management Team. We have a strong market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications and technology. Under the leadership of our senior management team, we have, despite intense competition, successfully increased sales of our digital television products and improved penetration of our high-speed Internet access and product as well as launched our VoIP telephony services.
Cable Television Industry Overview
          Cable television has been available in Canada for more than 50 years and is a well developed market. Competition in the cable industry was first introduced in Canada in 1997. As of August 31, 2006, the most recent date for which data is available, there were approximately 7.4 million cable television customers in Canada, representing a basic cable penetration rate of approximately 58.3% of homes passed. For the twelve months ended August 31, 2006, total industry revenue was estimated to be over $6.0 billion and is expected to grow in the future because Canadian cable operators have aggressively upgraded their networks and have begun launching and deploying new products and services, such as cable Internet access, digital television services and, more recently, telephony services. The following table summarizes the most recent available annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	2002	2003	2004	2005	2006	CAGR(1)
	(Homes passed and basic cable customers in millions, dollars in billions)
Canada
Industry Revenue	$4.0	$4.4	$4.7	$4.9	$6.0	10.7%
Homes Passed(2)	10.5	10.9	10.5	11.2	12.7	4.9%
Basic Cable Customers	7.2	7.1	6.8	6.8	7.4	0.7%
Basic Penetration	68.6%	65.1%	64.8%	60.7%	58.3%	(4.0)%

	Twelve Months Ended August 31,
	2003		2004		2005		2006		2007		CAGR(3)
	(Homes passed and basic cable customers in millions, dollars in billions)
U.S.
Industry Revenue	US$	51.3	US$	57.6	US$	62.3	US$	68.2	US$	74.7	7.8%
Homes Passed(2)		102.9		108.2		110.8		111.6		123.0	3.6%
Basic Cable Customers		66.0		65.4		65.4		65.6		65.1	(0.3)%
Basic Penetration		64.1%		60.7%		59.0%		58.8%		52.9%	(4.7)%

Source of Canadian data: CRTC.

Source of U.S. data: NCTA, A.C. Nielsen Media Research and Kagan Research LLC.

(1)	Compounded annual growth rate from 2002 through 2006.

(2)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(3)	Compounded annual growth rate from 2003 through 2007.
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
          A significant portion of Canada’s cable television customers are based in Québec. As of August 31, 2007, Québec is home to approximately 23.4% of Canada’s population and approximately 23.7% of its basic cable customers. Based on the CRTC statistics, basic cable penetration in Québec, which was approximately 53.4% as of August 31, 2007, has traditionally been lower than in other provinces in Canada, principally due to the higher concentration of French-speaking Canadians in Québec. It is estimated that over 80% of Québec’s population is French-speaking. Contrary to the English-speaking provinces of Canada, where programming in English comes from all over North America, programming in French is available over-the-air in most of Québec’s French-speaking communities. The arrival of a variety of French-language specialty channels not available over-the-air and, more recently, the introduction of HD content, contributed to a penetration increase.
Expansion of Digital Distribution and Programming
          In order to compete with the direct broadcast satellite offerings, the cable industry began deploying digital technology, which allows for a large number of programming channels and advanced services to be offered.
          In addition, in recent years, the choice and range of television programming has expanded substantially in Canada. In November 2000, the CRTC released its decisions on the applications for new digital pay and specialty television channels. In total, the CRTC approved 21 Category One licenses (16 English-language and five French-language) and 262 Category Two licenses, as well as two pay-per-view and four video-on-demand licenses. Cable service providers using digital technology are required to carry all of the approved Category One services appropriate to their markets while Category Two licensees who do not have guaranteed distribution rights must negotiate with cable service providers for access. Since then, the CRTC has licensed dozens of Category Two additional programming licenses. The increase in programming content as a result of the launch of approximately 50 of these programming services is believed to be a key factor in driving increases in digital cable penetration in Canada.
          Many programming services have announced their intention to convert to high-definition format. We believe that the availability of HDTV programming will increase significantly in the coming years and will result in a higher penetration level of digital distribution.

          In recent years, digital cable has significantly expanded the range of services that may be offered to our customers. We are now offering to our digital cable customers more than 380 channels, including 173 English-language channels, 90 French-language channels, 30 HDTV channels, 10 time-shifting channels and 63 radio/music channels.
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
Products and Services
          We currently offer our customers analog cable television services and programming as well as new and advanced high-bandwidth products and services such as cable Internet access, digital television, premium programming and selected interactive television services. We continue to focus on our cable Internet access, digital television and telephony services, which are increasingly desired by customers. With our advanced broadband network, our objective is to increase penetration of value-added services such as video-on-demand, high-definition television, personal video recorders, as well as interactive programming and advertising.
          We offer cable telephony service in Québec, a product that leverages our customer base with what was at the time Videotron Telecom’s telecommunications network and expertise. We integrated Videotron Telecom’s operations within our own operations pursuant to the merger of Videotron Telecom with and into Videotron on January 1, 2006.
          On August 10, 2006, we launched our MVNO-based mobile wireless telephony services throughout the Province of Québec, utilizing the Rogers Wireless GSM/GPRS network. Through our strategic relationship with Rogers Wireless, the operator of Canada’s largest integrated wireless voice and data network, we offer Québec consumers a quadruple play of television, broadband Internet, cable telephony and Videotron branded mobile wireless telephony services. Our services include international roaming and popular options such as voicemail, call waiting, call display, call forwarding, text messaging and conference calling. We are responsible for acquiring and billing customers, as well as for providing customer support under our own brand.
          In order to increase our offering of products and services and be more competitive, our parent company, Quebecor Media, has filed an application to participate in Canada’s 3G Spectrum Auction, which is scheduled to commence on May 27, 2008. If that application is accepted by Industry Canada, Quebecor Media intends to focus in the 3G Spectrum Auction on those areas that it believes present attractive growth prospects for a wireless service offering, based on an analysis of demographic, economic and other factors (including factors relating to the Province of Québec, in which we operate), and intends to be financially disciplined with respect to prices it is willing to pay for any such licenses. We can provide no assurance that our parent company’s bidding strategy in the 3G Spectrum Auction will be successful or that spectrum that meets its internally developed criteria will be available to it at acceptable prices. Subject to applicable 3G Spectrum Auction rules and Quebecor Media’s strategic considerations, Quebecor Media may also enter into agreements with one or more partners relating to licenses outside of the Province of Québec, with a view to launching a national wireless service operation in Canada. Quebecor Media has not determined whether it will enter into any such agreement, and there can be no assurance that it would be able enter into any such agreement on commercially compelling terms or at all. If Quebecor Media is successful in the 3G Spectrum Auction and is awarded spectrum, it is currently anticipated that the spectrum for the Province of Québec, if obtained, will be transferred to us. Quebecor Media is currently considering various alternatives regarding its potential acquisition of spectrum outside the Province of Québec. See also “Item 3. Risk Factors— Certain risks associated with Quebecor Media’s participation in Canada’s Auction for Spectrum Licenses for Advanced Wireless Services and other Spectrum in the 2GHz range”.
Traditional Cable Television Services
          Customers subscribing to our traditional analog “basic” and analog “extended basic” services generally receive a line-up of 45 channels of television programming, depending on the bandwidth capacity of their local cable system.

Customers who pay additional amounts can also subscribe to additional channels, either individually or in packages. We aim to tailor our channel packages to satisfy the specific needs of the different customer segments we serve.
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
Advanced Products and Services
          Cable’s large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customer base have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet access, digital television, cable telephony and selected interactive services. We intend to continue to develop and deploy additional services to further broaden our service offering.
•	Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our residential customers primarily via cable modems attached to personal computers. We provide this service at speeds of up to 360 times the speed of a conventional telephone modem. In February 2008, we also effected a limited launch (to our customers in Laval, Québec only) of our Wideband services, which offer speeds of up to 900 times the speed of a conventional telephone modem. We currently plan to extend the coverage of this offering later in 2008. As of December 31, 2007, we had 932,989 cable Internet access customers, representing 57.0% of our basic customers and 37.4% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 52.9% as of December 31, 2007.

•	Digital Television. We have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital-capable set-top box in the customer’s home. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. Our basic digital package includes 25 television channels, 45 audio services providing CD-quality music, 16 AM/FM radio channels, an interactive programming guide as well as television-based e-mail capability. Our extended digital basic television offering, branded as “à la carte” (i.e., individual channel selections), offers customers the ability to select more than 200 additional channels of their choice, including U.S. super-stations and other special entertainment programs, allowing them to customize their choices. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on an à la carte basis at a specified cost per channel per month. As part of our digital service offering, customers can also purchase near-video-on-demand services on a per-event basis. As of December 31, 2007, we had 768,211 customers for our digital television service, representing 46.9% of our basic customers and 30.8% of our total homes passed. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service. We believe that the sale of equipment to customers improves customer retention, and, as of December 31, 2007, we had over

953,000 set-top boxes deployed, of which approximately 96% were sold to customers and 4% were leased.
•	Cable Telephony. In January 2005, we launched our cable telephony service using VoIP technology in selected areas of the Province of Québec, and since then we have been progressively rolling-out this offering among our other residential and commercial customers in the Province of Québec. As of December 31, 2007, our cable telephony service is available to 96.9% of our homes passed. Our cable telephony service includes both local and long-distance calling, and permits all of our telephony customers, both residential and commercial, to access all service features mandated by CRTC Decision 97-8 and other regulatory decisions and orders, including: enhanced 911 Emergency service; number portability from and to any local exchange carrier; a message relay service allowing subscribers to communicate with the hearing impaired; and a variety of personal privacy features including universal call tracing. We also offer free basic listings in local telephone directories, as well as full operator assistance, including: operator-assisted calls; collect and third-party calls; local, national and international directory assistance; person-to-person calls; and busy-line verification. Finally, we offer as part of our telephony service a host of convenient, optional features, including: name and number caller ID; call waiting with long-distance distinctive ring and audible indicator tone; name and number caller ID on call waiting; visual indicator of a full voice mail box and audible message waiting indicators; automatic call forwarding; three-way conference calling; automatic recalling; and last incoming call identification and recall. VoIP allows us to deliver new cutting-edge features, such as voice-mail to e-mail functionality launched in December 2005, which allows customers to access their voice-mail via e-mail in the form of audio-file attachments. In keeping with our competitive strength of providing differentiated, bundled service offerings, we offer free installation of our telephony service to existing cable television and/or Internet customers and to new bundled customers. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. In addition, we offer discounts for a second telephone line subscription. On October 24, 2007, we launched our Softphone service, our new computer-based service providing users with more flexibility when traveling, the ability to make local calls anywhere in the world, and new communications management capabilities. As of December 31, 2007, we had 636,666 subscribers to our cable telephony service (including 314 Softphone customers), representing a penetration rate of 38.8% of our basic cable subscribers and 25.5% of our homes passed.

•	Mobile Wireless Telephony Services. On August 10, 2006, we launched our MVNO-based mobile wireless telephony services in the Québec City area, utilizing the Rogers Wireless GSM/GPRS network. Since then, the service has been completely rolled out throughout the Province of Québec. Through our strategic relationship with Rogers Wireless, the operator of Canada’s largest integrated wireless voice and data network, we offer Québec consumers a quadruple play of television, broadband Internet, cable telephony and Videotron branded mobile wireless telephony services. Our services include international roaming and popular options such as voicemail, call waiting, call display, call forwarding, text messaging and conference calling. We are responsible for acquiring and billing customers, as well as for providing customer support under our own brand. As of December 31, 2007, over 45,682 lines had been activated. In order to offer our customers integrated mobile multimedia services and be more competitive, our parent company, Quebecor Media, has filed an application to participate in Canada’s 3G Spectrum Auction, which is scheduled to commence on May 27, 2008.

•	Video-On-Demand. Video-on-demand service enables digital cable customers to rent from a library of movies, documentaries and other programming through their digital set-top box. Our digital cable customers are able to rent their video-on-demand selections for a period of 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during that period. Our video-on-demand service is available to 99% of the homes passed by us. We also offer pay television channels on a subscription basis that permit our customers to access and watch any of their video-on-demand selections at any time at their convenience.

•	Other Products and Services. To maintain and enhance our market position, we are focused on increasing penetration of high-definition television and personal video recorders, as well as other high-value products and services.
     The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,
	2003	2004	2005	2006	2007
Homes passed(1)	2,351,344	2,383,443	2,419,335	2,457,213	2,497,403
Cable
Basic customers(2)	1,424,144	1,452,554	1,506,113	1,572,411	1,638,097
Penetration(3)	60.6%	60.9%	62.3%	64.0%	65.6%
Digital customers	240,863	333,664	474,629	623,646	768,211
Penetration(4)	16.9%	23.0%	31.5%	39.7%	46.9%
Number of digital set-top boxes	257,350	362,053	537,364	738,530	953,393
Dial-up Internet Access
Dial-up customers	28,821	23,973	18,034	13,426	9,052
Cable Internet Access
Cable modem customers	406,277	502,630	637,971	791,966	932,989
Penetration(3)	17.3%	21.1%	26.4%	32.2%	37.4%
Telephony Services
Cable telephony customers	—	2,135	162,979	397,860	636,666
Penetration(3)		0.1%	6.7%	16.2%	25.5%
Wireless telephony lines	—	—	—	11,826	45,682

(1)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(2)	Basic customers are customers who receive basic cable service in either the analog or digital mode. The numbers of basic customers for the years 2003 and 2004 were restated in order to permit such numbers to be compared to the 2005 through 2007 numbers of basic customers.

(3)	Represents customers as a percentage of total homes passed.

(4)	Represents customers for the digital service as a percentage of basic customers.
     In the year ended December 31, 2007, we recorded a net increase of 65,686 basic cable customers. During the same period, we also recorded net additions of: 141,023 subscribers to our cable Internet access service; 144,565 customers to our digital television service, the latter of which includes customers who have upgraded from our analog cable service; and 238,836 customers to our cable telephony services. In 2007, we activated 33,856 lines for our mobile wireless telephony services.
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
Video Stores
     Through Le SuperClub Vidéotron, we also operate the largest chain of video and video game rental stores in Québec and among the largest of such chains in Canada, with a total of 258 retail locations (of which 206 are franchised) and more than 1.65 million video club rental members. With 158 retail locations located in our markets, Le SuperClub

Vidéotron is both a showcase and a valuable and cost-effective distribution network for our growing array of advanced products and services, such as cable Internet access, digital television and mobile wireless telephony.
Pricing of our Products and Services
     Our revenues are derived principally from the monthly fees our customers pay for cable services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2007, the average monthly fees for basic and extended basic service were $23.67 and $37.53, respectively, and the average monthly fees for basic and extended basic digital service were $14.00 and $42.48, respectively. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes and cable modems, are also charged to customers.
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
     Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and competitive and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings, as follows:

Service	Price Range
Basic analog cable(1)	$15.07 – $29.88
Extended basic analog cable(1)	$28.50 – $42.19
Basic digital cable	$13.98 – $15.98
Extended basic digital cable(1)	$27.98 – $76.98
Pay-television	$ 3.99 – $29.99
Pay-per-view (per movie or event)	$ 3.99 – $54.99
Video-on-demand (per movie or event)	$ 0.99 – $29.99
Dial-up Internet access	$ 9.95 – $19.95
Cable Internet access(2)	$27.95 – $89.95
Cable telephony	$16.95 – $22.95
Mobile wireless telephony	$22.65 – $78.35

(1)	These rates reflect price increases, effective March 15, 2008, of $1.00 on basic analog cable, extended basic analog cable and extended basic digital cable.

(2)	These rates reflect price increases, effective March 1, 2008, of $1.00 on basic internet and $2.00 on high-speed internet.
Our Network Technology
     As of December 31, 2007, our cable systems consisted of 18,637 km of fiber optic cable and 35,115 km of coaxial cable, passing approximately 2.5 million homes and serving approximately 1.79 million customers. Our network is the largest broadband network in Québec covering approximately 80% of cable homes passed and more than 80% of the businesses located in the major metropolitan areas of each of Québec and Ontario. Our extensive network supports direct connectivity with networks in Ontario, Eastern Québec, the Maritimes and the United States.

     The following table summarizes the current technological state of our systems, based on the percentage of our customers who have access to the bandwidths listed below and two-way (or “bi-directional”) capability:

	450 MHz	480 to	750 to	Two-Way
	and Under	625 MHz	860 MHz	Capability
December 31, 2003	3%	23%	74%	97%
December 31, 2004	3%	23%	74%	97%
December 31, 2005	2%	23%	75%	98%
December 31, 2006	2%	23%	75%	98%
December 31, 2007	1%	2%	97%	99%
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
     We have adopted the hybrid fiber coaxial (HFC) network architecture as the standard for our ongoing system upgrades. Hybrid fiber coaxial network architecture combines the use of fiber optic cable with coaxial cable. Fiber optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fiber optic cable from the headend to a group of nodes to the homes passed served by that node. Our system design provides for cells of approximately 655 homes each to be served by fiber optic cable. To allow for this configuration, secondary headends were put into operation in the greater Montréal area and in the greater Québec City area. Remote secondary headends must also be connected with fiber optic links. The loop structure of the two-way networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. Our network design provides us with significant flexibility to offer customized programming to individual cells of approximately 655 homes, which is critical to our ability to deploy certain advanced services in the future, including video-on-demand and the continued expansion of our interactive services. Our network design also allows for further segmentation to 500 or 250 homes where cable, Internet and telephony service penetration requires higher network capacity. We also believe that our network design provides high capacity and superior signal quality that will enable us to provide to our current and future customers new advanced products and services in addition to those currently offered by us.
     Our strategy of maintaining a leadership position in the suite of products and services currently offered by us and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. For that reason, we recently upgraded our networks in Québec City and in the Central Region of Québec from a bandwidth of 480 MHz to 750 MHz or greater. With the completion of this project, approximately 97% of our network in Québec has been upgraded to a bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our cable telephony service, further investment in the network will be required.

Marketing and Customer Care
     Our long term marketing objective is to increase our cash flow through deeper market penetration of our services and continued growth in revenue per customer. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:
•	continue to rapidly deploy advanced products and services such as cable Internet access, digital television, cable telephony and mobile wireless telephony services;

•	design product offerings that provide greater opportunity for customer entertainment and information choices;

•	target marketing opportunities based on demographic data and past purchasing behavior;

•	develop targeted marketing programs to attract former customers, households that have never subscribed to our services and customers of alternative or competitive services;

•	enhance the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services;

•	leverage the retail presence of Le SuperClub Vidéotron and third-party commercial retailers;

•	cross-promote the wide variety of content and services offered within the Quebecor Media group (including, for example, the content of TVA Group productions and the 1-900 service for audience voting during reality television shows popular in Québec) in order to distribute our cable, data transmission, cable telephony and mobile wireless telephony services to our existing and future customers;

•	introduce new value-added packages of products and services, which we believe increases average revenue per user, or ARPU, and improves customer retention; and

•	leverage our business market, using the Videotron Telecom network and expertise with our commercial customer base, which should enable us to offer additional bundled services to our customers and may result in new business opportunities.
     We continue to invest time, effort and financial resources in marketing new and existing services. To increase both customer penetration and the number of services used by our customers, we use coordinated marketing techniques, including door-to-door solicitation, telemarketing, media advertising, e-marketing and direct mail solicitation.
     Maximizing customer satisfaction is a key element of our business strategy. In support of our commitment to customer satisfaction, we operate a 24-hour customer service hotline seven days a week for nearly all of our systems, in addition to our web-based customer service capabilities. All of our customer service representatives and technical support staff are trained to assist our customers with respect to all products and services offered by us, which in turn allows our customers to be served more efficiently and seamlessly. Our customer care representatives continue to receive extensive training to develop customer contact skills and product knowledge, which are key contributors to high rates of customer retention as well as to selling additional products and services and higher levels of service to our customers. To assist us in our marketing efforts, we utilize surveys, focus groups and other research tools as part of our efforts to determine and proactively respond to customer needs.
Programming
     We believe that offering a wide variety of conveniently scheduled programming is an important factor in influencing a customer’s decision to subscribe to and retain our cable services. We devote resources to obtaining access to a wide range of programming that we believe will appeal to both existing and potential customers. We rely on extensive market research, customer demographics and local programming preferences to determine our channel and package offerings. The CRTC currently regulates the distribution of foreign content in Canada and, as a result, we are limited in our ability to provide such programming to our customers. We obtain basic and premium programming from a number of suppliers, including TVA Group.
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
Competition
     We operate in a competitive business environment in the areas of price, product and service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. In addition, as we expand into additional services such as Internet, cable telephony and mobile wireless telephony services, we may face additional competition. Our principal competitors include over-the-air television and providers of other entertainment, direct broadcast satellite, digital subscriber line (DSL), private cable, other cable distribution, ILECs and wireless distribution. We also face competition from illegal providers of cable television services and illegal access to both foreign DBS (also called grey market piracy) as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian direct broadcast satellite services without paying any fee (also called black market piracy).
•	Over-the-air Television and Providers of Other Entertainment. Cable television has long competed with broadcast television, which consists of television signals that the viewer is able to receive without charge using an over-the-air antenna. The extent of such competition is dependent upon the quality and quantity of broadcast signals available through over-the-air reception compared to the services provided by the local cable system. Cable systems also face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including videotape recorders, DVD players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service than are available over the-air or through competitive alternative delivery sources.

•	Direct Broadcast Satellite. Direct broadcast satellite, or DBS, is a significant competitor to cable systems. DBS delivers programming via signals sent directly to receiving dishes from medium- and high-powered satellites, as opposed to cable delivery transmissions. This form of distribution generally provides more channels than some of our television systems and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. Like digital cable distribution, DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.

•	DSL. The deployment of digital subscriber line technology, known as DSL, provides customers with Internet access at data transmission speeds greater than that available over conventional telephone lines. DSL service is comparable to cable-modem Internet access over cable systems. We also face competition from other providers of DSL service.

•	VDSL. The CRTC and Industry Canada have authorized video digital subscriber line, or VDSL, services. VDSL technology increases the capacity of DSL lines available, which permits the distribution of digital video. We expect that we will soon face competition from incumbent local exchange carriers, which have been granted licenses to launch video distribution services using this technology. ILECs are currently installing this new technology, which operates over the copper lines in phone lines, in our markets. This technology can achieve speeds as high as 52 Mbps upstream, but VDSL can only operate over a short distance of about 4,000 feet (1,200 metres). As a result, telephone companies are replacing many of their main feeds with fibre-optic cable. By placing a VDSL transceiver, a VDSL gateway, in larger multiple dwelling units, the distance limitation is overcome. Further, as a result of such improvements in broadband speeds over DSL and the evolution of compression technology, incumbent telephone carriers

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

•	Private Cable. Additional competition is posed by satellite master antenna television systems known as “SMATV systems” serving multi-dwelling units, such as condominiums, apartment complexes, and private residential communities.

•	Other Cable Distribution. Currently, a cable operator offering television distribution and providing cable-modem Internet access service is serving the greater Montréal area. This cable operator, which has approximately 15,000 customers, is owned by the regional ILEC.

•	Wireless Distribution. Cable television systems also compete with wireless program distribution services such as multi-channel multipoint distribution systems, or MDS. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer’s premises.

•	Grey and Black Market DBS Providers. Cable and other distributors of television signals continue to face competition from the use of access codes and equipment that enable the unauthorized decoding of encrypted satellite signals, from unauthorized access to our analog and digital cable signals (black market) and from the reception of foreign signals through subscriptions to foreign satellite television providers that are not lawful distributors in Canada (grey market).

•	Telephony Service. Our cable telephony service competes against other telephone companies, including both the incumbent telephone service provider in Québec, which controls a significant portion of the telephony market in Québec, as well as other VoIP telephony service providers and mobile wireless telephone service providers.

•	Mobile wireless telephony services. Our mobile wireless telephony service competes against a mix of competitors, some of them being active in all the products we offer, while others only offer mobile wireless telephony services in our market. If we were to become a facilities-based wireless provider, we would compete primarily with established incumbent wireless service providers and MVNOs, and could in the future compete with other new entrant companies, including other MVNOs. In addition, users of wireless voice and data systems may find their communications needs satisfied by other current or developing technologies, such as WIFI, “hotspots” or trunk radio systems, which have the technical capability to handle mobile telephone calls. Our facilities-based wireless provider business would also compete with rivals for dealers and retail distribution outlets.

•	Other Internet Service Providers. In the Internet access business, cable operators compete against other Internet service providers offering residential and commercial Internet access services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high speed Internet system to competitive Internet service providers at mandated rates.
C- REGULATION
Foreign Ownership Restrictions Applicable under the Telecom Act and the Broadcasting Act
     In November 2002, the Canadian federal Minister of Industry initiated a review of the existing foreign ownership restrictions applicable to telecommunications carriers. The House of Commons Standing Committee on Industry, Science and Technology issued a report on April 28, 2003 recommending the removal of foreign ownership restrictions in the telecommunications industry and that any changes made to the Canadian ownership and control requirements applicable to telecommunications common carriers be applied equally to broadcasting distribution undertakings. However, in June 2003, the House of Commons Standing Committee on Canadian Heritage instead recommended the status quo regarding foreign ownership levels for broadcasting and telecommunications companies. On April 4, 2005, the Canadian government released a response to the report of the latter committee wherein it stated, among other things, that “the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally”. However, it acknowledged the appointment by Industry Canada of an independent panel of experts, the Telecommunications Policy Review Panel, to review Canada’s telecommunications policy and regulation of telecommunications, including consideration of Canada’s foreign investment restrictions in telecommunications and whether those restrictions should be removed.
     In March of 2006, the Telecommunications Policy Review Panel filed with Canada’s Industry Minister its report regarding its review of the existing foreign ownership restrictions applicable to telecommunications carriers. In the Afterword of the Report, the Panel proposed that the government adopt a phased and flexible approach to liberalization of restrictions on foreign investment in telecommunications service providers to the extent that they are not subject to the Broadcasting Act. Ownership and control of Canadian telecommunications common carriers should be liberalized in two phases:
•	In the first phase, the Telecommunications Act should be amended to give the federal Cabinet authority to waive the foreign ownership and control restrictions on Canadian telecommunications common carriers when it deems a foreign investment or class of investments to be in the public interest. During the first phase, there should be a presumption that investments in any new start-up telecommunications investment or in any telecommunications common carrier with less than 10% of the revenues in any telecommunications service market are in the public interest. This presumption could be rebutted by evidence related to a particular investor or investment. The presumption should apply to all investments in fixed or mobile wireless telephony markets as well as to investments in new entrants and smaller players (i.e., those below the 10% limit). To encourage longer-term investment, foreign investors should remain exempt from the foreign investment restrictions if they are successful in growing the market share of their businesses beyond 10%.

•	The second phase of liberalization should be undertaken after completion of the review of broadcasting policy proposed by the Panel. At that time, there should be a broader liberalization of the foreign investment rules in a manner that treats all telecommunications common carriers including the cable telecommunications industry in a fair and competitively neutral manner. The proposed liberalization should apply to the “carriage” business of BDUs, and new broadcasting policies should focus any necessary Canadian ownership restrictions on broadcasting “content” businesses. The Cabinet should retain the authority to screen significant investments in the Canadian telecommunications carriage business to ensure that they are consistent with the public interest.
     According to recent public declarations, the Minister still intends to implement several of the Panel recommendations and to review the foreign ownership restrictions.
     On July 12, 2007, the Canadian Minister of Industry announced the creation of a Competition Policy Review Panel. This Panel has been mandated to review key elements of Canada’s competition and investment policies to ensure that they function effectively. The fundamental task of the Panel’s review is to provide recommendations to the Government on how to enhance Canadian productivity and competitiveness. Foreign ownership restrictions on broadcasting and telecommunications undertakings have been identified as an important issue. Quebecor Media, on behalf of itself and Videotron, like several other interested parties, has filed a submission. The Panel is targeting to report back to the Minister of Industry by June 30, 2008. The recommendations of this Panel may favor a review of the foreign ownership restrictions.
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
     “Diversity of Voices”
     On April 13, 2007, in response to consolidation in the Canadian broadcasting industry, the CRTC launched a public proceeding (Broadcasting Notice of Public Hearing CRTC 2007-5) to review various issues relating to the ownership of Canadian broadcasting companies and other issues related to the diversity of voices in Canada. As part of the review, the CRTC was examining issues relating to, among other things, concentration of ownership, common ownership of broadcasting distribution undertakings, cross-media ownership, vertical integration and the CRTC’s relationship with the Competition Bureau. A public hearing on this matter was held in mid-September 2007. On January 15, 2008, the CRTC issued its determination in Broadcasting Public Notice CRTC 2008-4, entitled “Diversity of Voices”. In this public notice, the CRTC introduced new policies with respect to cross-media ownership; the common ownership of television services, including pay and specialty services; and the common ownership of broadcasting distribution undertakings. The CRTC’s existing policies with respect to the common ownership of over-the-air television and radio undertakings remain in effect. The CRTC will generally permit ownership by one person of no more than one conventional television station in one language in a given market. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. Where a person that controls a local radio station and a local television station acquires a local newspaper serving the same market, the CRTC will, at the earliest opportunity, require the licensee to explain why, in light of this policy, its radio or television licence(s) should be renewed. The CRTC, as a general rule, will not approve applications for a change in effective control that would result in the control, by one person, of a dominant position in the delivery of television services to Canadians that would impact on the diversity of programming available to television audiences. As a general rule, the CRTC will not approve transactions that would result in the control by one person of more than 45% of the total television audience share – including audiences to both discretionary and OTA services. The CRTC will carefully examine transactions that would result in the control by one person of between 35% and 45% of the total television audience share – including audiences to both discretionary and OTA services. Barring other policy concerns, the CRTC will process expeditiously transactions that would result in the control by one person of less than 35% of the total television audience share – including audiences to both discretionary and OTA services. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting distribution undertakings (BDUs) in a market that would result in one person being in a position to effectively control the delivery of programming services in that market. The CRTC is not prepared to allow one person to control all BDUs in any given market.
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
     Cable systems with 2,000 customers or less and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC. These cable systems continue to have to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. We operate 17 of these exempted cable systems.
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
     In Broadcasting Public Notice CRTC 2007-53, the CRTC has established August 31, 2011, as the deadline for over-the-air television services to transition from analog to digital and HD broadcasting, with the possibility of limited exceptions in northern and remote regions.
     The Digital Migration Framework for programming services that do not use the airwaves was published on February 27, 2006 (Broadcasting Public Notice CRTC 2006-23). A cable BDU must continue to mirror any given analog tier until 85% of subscribers have a digital set-top box or until January 1, 2013, whichever occurs first. Some distribution priority status (dual and modified dual) are abandoned in the digital environment but the CRTC considered the possibility that certain specialty services may still warrant carriage on basic in a digital environment. In decision CRTC 2007-246, the CRTC approved an application by the National Broadcast Reading Service Inc. for a broadcasting license to operate a national, English-language digital specialty described video programming undertaking to be known as The Accessible Channel. The CRTC also approved the applicant’s request for this service to be designated for mandatory distribution on digital basic by direct-to-home (DTH) satellite distribution undertakings and by Class 1 and Class 2 broadcasting distribution undertakings (BDUs), excluding multipoint distribution system (MDS) undertakings. The CRTC approved in part applications for the services CBC Newsworld and Le Réseau de l’information to be designated for mandatory distribution on digital basic by DTH satellite distribution undertakings and by Class 1 and Class 2 BDUs, excluding MDS undertakings that do not currently carry the services. The CRTC approved in part an application for Avis de Recherche to be designated for mandatory distribution on digital basic by DTH satellite distribution undertakings and by Class 1 and Class 2 BDUs, excluding MDS undertakings. The Commission also approved amendments to the broadcasting license for Avis de Recherche, as requested by the applicant. To this effect, the CRTC issued, for the above-mentioned services, mandatory distribution orders under section 9(1)(h) of the Broadcasting Act.
     A further framework governing the licensing and distribution of pay and specialty services to high definition, or HD, signals was made public on June 15, 2006 (Broadcasting Public Notice CRTC 2006-74). The CRTC expects that, over time, all or most of the pay and specialty services will upgrade their programming to the new digital HD standard in order to meet the expectations of the marketplace. Under this framework, BDUs will be obliged to distribute those HD pay and specialty services that offer certain minimum amounts of HD programming (subject to available channel capacity until distribution of analog signals ceases by that BDU entirely). Carriage of programming services in the analog mode, in the standard definition digital mode and in the HD digital mode creates stress on a cable distributor’s capacity to serve the public with as much choice as competitors that generally do not have to distribute in the analog mode.
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
1998 Broadcasting Distribution Regulations
     The Broadcasting Distribution Regulations enacted in 1998, also called the 1998 Regulations, apply to distributors of broadcasting services or broadcasting distribution undertakings in Canada. The 1998 Regulations promote competition between broadcasting distribution undertakings and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are exhibited. The 1998 Regulations introduced important new rules, including the following:
•	Competition and Carriage Rules. The 1998 Regulations provide equitable opportunities for all distributors of broadcasting services. Similar to the signal carriage and substitution requirements that are imposed on existing cable television systems, under the 1998 Regulations, new broadcasting distribution undertakings are also subject to carriage and substitution requirements. The 1998 Regulations prohibit a distributor from giving an undue preference to any person, including itself, or subjecting any person to an undue disadvantage. This gives the CRTC the ability to address complaints of anti-competitive behavior on the part of certain distributors.

•	Signal Substitution. A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which Canadian distribution undertakings, such as cable television systems with over 6,000 customers, are required to substitute the foreign programming service, with local Canadian signal, including Canadian commercials, for broadcasts of

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
     On July 5, 2007, the CRTC announced a review of the regulatory framework for broadcasting distribution undertakings, as well as the regulatory framework for discretionary programming services (Broadcasting Notice of Public Hearing CRTC 2007-10). As part of this review, the CRTC is considering reducing the amount of regulation for broadcasting distribution undertakings and discretionary programming services to the minimum essential to achieve the objectives under the Broadcasting Act, relying instead on market forces wherever possible. For example, as part of this review, the CRTC will consider, among many other things: (i) eliminating its current one per-genre policy for analog and Category 1 pay and specialty services; (ii) what policy should be applied in the future authorizing non-Canadian discretionary programming services; (iii) eliminating all or most access rules for analog and Category 1 pay and specialty services in favor of a preponderance requirement(s) for Canadian programming services; and (iv) eliminating some of the existing distribution and linkage rules for discretionary programming services carried by broadcasting distribution undertakings. The CRTC intends to hold a public hearing beginning on April 8, 2008 as part of this review.
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
     For all but two service areas, accounting for less than 6% of our subscribers, our basic service fees for our customers have been deregulated.

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
Winback Restrictions
     In a letter decision dated April 1, 1999, the CRTC established rules, referred to as the winback rules, which prohibited the targeted marketing by incumbent cable companies of customers who have cancelled basic cable service. In August of 2004 (Public Notice CRTC 2004-62), the CRTC decided that it would no longer require incumbent cable companies to adhere to winback rules with respect to customers who reside in single unit dwellings, and on October 5, 2007 the CRTC eliminated all winback restrictions previously applicable to the incumbent cable companies.
Copyright Board Proceedings
     Certain copyrights in radio, television, internet and pay audio content are administered collectively and tariff rates are established by the Copyright Board of Canada. Tariffs set by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively.
     Royalties for the Retransmission of Distant Signals
     Following the implementation in 1989 of the Canada-U.S. Free Trade Agreement, the Copyright Act (Canada) was amended to require retransmitters, including Canadian cable television operators, to pay royalties in respect of the retransmission of distant television and radio signals.
     Since this legislative amendment, the Copyright Act (Canada) empowers the Copyright Board to quantify the amount of royalties payable to retransmit these signals and to allocate them among collective societies representing the holders of copyright in the works thus retransmitted. Regulated cable television operators cannot automatically recover such paid retransmission royalties from their customers, although such charges might be a component of an application for a basic cable service rate increase based on economic need.
     In 2008, distant television signal retransmission royalties varied from $0.35 to $0.85 per customer per month depending on the number of customers receiving the signal and whether the signal was transmitted by a small retransmission system, except in Francophone markets. In Francophone markets, there is a 50% rebate. The same pricing structure, with lower rates, still applies for distant radio signal transmission. Most of Videotron’s undertakings operate in Francophone markets.
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
     In March 2004, the Copyright Board changed the name of this tariff from Tariff 17A to Tariff 17 and rendered its decision setting Tariff 17 royalty rates for 2001 through 2004. The Copyright Board changed the structure of Tariff 17 to calculate the royalties based on the revenues of the pay and specialty programming services (affiliation payments only in the case of foreign and pay services, and all revenues in the case of Canadian specialty services) and set a basic royalty rate of 1.78% for 2001 and 1.9% for 2002 through 2004. The basic royalty rate is subject to reductions in certain cases, although there is no Francophone market discount. SOCAN has agreed, by filing proposed tariffs, that the 2005 to 2008 tariffs will continue on the same basis as in 2004, the royalty rate remaining at 1.9%.
     Royalties for Pay Audio Services
     The Copyright Board rendered a decision on March 16, 2002 regarding two new tariffs for the years 1997-1998 to 2002, which provide for the payment of royalties from programming and distribution undertakings broadcasting pay audio services. The tariffs fix the royalties payable to SOCAN and to the Neighbouring Rights Collective of Canada, or NRCC, respectively, during this period at 11.1% and 5.3% of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. The royalties payable to SOCAN and NRCC by a small cable transmission system, an unscrambled low or very low power television station or by equivalent small transmission systems during this period were fixed by the Copyright Board at 5.6% and 2.6%, respectively, of the affiliation payments payable during a year by the distribution undertaking for the transmission for private or domestic use of a pay audio signal. Royalties payable by a system located in a Francophone market during this period are calculated at a rate equal to 85.0% of the rate otherwise payable.
     In February 2005, the Copyright Board rendered its decision setting pay audio services royalties for 2003 through 2006. The Copyright Board fixed the rate of royalties payable to SOCAN and NRCC during this period to 12.3% and 5.9%, respectively, of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. In addition, the Copyright Board established the rate of royalties payable to SOCAN and NRCC during this period at 6.2% and 3.0%, respectively, for a small cable transmission system, an unscrambled low or very low power television station or an equivalent small transmission system. The Copyright Board also eliminated the previously effective 15.0% discount to royalties payable by a system located in a Francophone market. We have made interim royalty payments for 2003 and 2004 based on the lower royalty rate of the 2002 tariffs. The retroactive royalty obligations to SOCAN and NRCC owed since 2003 were paid in 2005.
     Currently, the royalties payable by distribution undertakings for the communication to the public by telecommunication of musical works in SOCAN’s repertoire in connection with the transmission of a pay audio signal other than retransmitted signals are as follows: a monthly fee of 12.35% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 6.175% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system. SOCAN has filed a proposed Pay Audio Tariff in March 2007 for the year 2008 that proposes to maintain those rates.
     For its part, NRCC filed a proposed Pay Audio Tariff for the period 2007-2011 asking for a monthly fee of 15% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 7.5% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system.
     No dates have yet been announced for the hearing of those proposed tariffs by the Copyright Board.

     Royalties for Ringtones
     In 2003, SOCAN filed a new proposed tariff, Tariff 24, for the communication of musical works incorporated into telephone or other ringtones. Since 2006, Videotron sells ringtones directly to cellular phone users. In June 2006, the Copyright Board rendered its decision setting a ringtone royalty for 2003 through 2005. The Copyright Board fixed the rate of royalty payable to SOCAN to 6% of the price paid for a ringtone by a cellular phone user, subject to a minimum royalty of 6.0¢ per ringtone. The minimum royalty only applies to the years 2004-2005. Following a judicial review, the Federal Court of Appeal upheld the decision of the Copyright Board.
     Internet Service Provider Liability
     In 1996, SOCAN proposed a tariff to be applied against Internet service providers, in respect of composers’/publishers’ rights in musical works communicated over the Internet to Internet service providers’ customers. SOCAN’s proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that Internet service providers should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that Internet service providers do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting for third parties and caching. As a consequence, internet service providers may, however, be found liable if they are found to favour and encourage copyright violation. A proposed amendment to the Copyright Act (Canada) was introduced in June 2005 in Parliament to exempt ISPs for copyright liability for merely providing customers with access to the Internet and not operating the website itself. Following the November 2005 election call, the June 2005 Bill to amend the Copyright Act (Canada) was not enacted. Although there have been discussions in 2007-2008 to reintroduce such a Bill, it is premature to predict whether the amendment will be reintroduced in Parliament and enacted into law.
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
     In the Canadian telecommunications market, Videotron operates as a CLEC and a Canadian broadcast carrier.
Overview of the Telecommunications Competition Framework
     Competition in the Canadian long-distance and local telephony markets is guided to a large extent by the principles set out in Telecom Decision CRTC 92-12, which removed the telephone companies’ monopoly in the provision of public long-distance voice telecommunications services, Review of Regulatory Framework, Telecom Decision CRTC 94-19, which sets out the principles for a new, pro-competitive regulatory framework, and Local Competition Telecom

Decision CRTC 97-8, which establishes the policy framework for local exchange competition. The CRTC has issued numerous follow-up rulings on matters of policy and inter-carrier dispute. The CRTC Interconnection Steering Committee, or CISC, also provides an ongoing forum for consensus-based resolution of inter-carrier technical and operational issues.
Application of Canadian Telecommunications Regulation
     In a series of decisions, the CRTC has determined that the carriage of “non-programming” services by cable companies results in that company being regulated as a carrier under the Telecommunications Act (Canada). This applies to a company serving its own customers, or allowing a third party to use its distribution network to provide non-programming services to customers, such as providing access to cable Internet services.
     In addition, the CRTC regulates the provision of telephony services in Canada. On May 1, 1997, the CRTC established the regulatory framework for the provision of competitive local telephony services in Canada. Among the key elements of this framework are: a technical form of interconnection based on a co-carrier (i.e., peer-to-peer) relationship between the ILEC and CLECs; mutual compensation for traffic termination (including Bill & Keep compensation at low levels of traffic imbalance); effective deregulation of CLEC retail service offerings with the exception of certain social obligations such as the provision of enhanced 911 service; and the imposition of a series of regulatory safeguards on the ILECs to protect against anti-competitive conduct on their part, including retail tariffing requirements, service bundling restrictions and winback restrictions. Most of the latter restrictions have since been removed or rendered moot as the ILECs have secured widespread regulatory forbearance for their local exchange services.
     Elements of the CRTC’s telecommunications regulatory framework to which Videotron is subject include: interconnection standards and inter-carrier compensation arrangements; the mandatory provision of equal access (i.e. customer choice of long distance provider); standards for the provision of 911 service, message relay service and certain privacy features; and the obligation not to prevent other local exchange carriers from accessing end-users on a timely basis under reasonable terms and conditions in multi-dwelling units where Videotron provides service and the payment of contribution on VoIP revenues for the purposes of the revenue-based contribution regime established by the CRTC to subsidize residential telephone services in rural and remote parts of Canada.
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
     On February 3, 2005, the CRTC issued a decision re-affirming and expanding a tariff regime initially established in June 2002 whereby competitive carriers may purchase certain digital network services from the ILECs at reduced cost-based rates. This regime had undermined Videotron’s position in the wholesale market for business telecommunications services. To remain competitive with the ILECs in the wholesale market, Videotron has substantially reduced the rates it charges other competitive carriers for certain digital network services that would be eligible under the new tariff regime were they purchased from the ILEC.
     On March 3, 2008, the CRTC released a decision in which it ruled that most mandated wholesale digital network services will be phased out over a period of three to five years. This decision is expected to have the effect of improving Videotron’s position in the wholesale market.
     On April 6, 2006, the CRTC issued its framework for the forbearance from regulation of local telephone services offered by the ILECs. On April 4, 2007, in response to a petition filed by Bell Canada and the other ILECs, the Governor in Council issued an order varying this framework. The order eliminated forthwith all restrictions on local telephone winback and promotional activities in all geographic markets, and further established a local forbearance framework whereby: (i) residential local exchange services and business local exchange services are in different relevant markets; (ii) the relevant geographic market for local forbearance analysis is the telephone exchange; and (iii) the incumbent carrier must demonstrate that a competitor presence test has been satisfied, in addition to satisfying certain criteria related to the availability and quality of provision of services to competitors, before forbearance can be sought in any given market. For residential services, the competitor presence test requires the existence of two independent facilities-based service providers, other than the incumbent, each of which is capable of serving 75% of the lines in the exchange, and one of which is a fixed-line provider. In business markets, the competitor presence test requires the existence of one independent facilities- based fixed-line service provider, other than the incumbent, capable of serving 75% of the lines in the exchange.
     On August 3, 2007, the CRTC approved Bell Canada’s application for forbearance from the regulation of residential local exchange services for 191 exchanges representing a large part of the territory in which Videotron operates. On September 13, 2007, the CRTC also approved applications for forbearance from the regulation of business local exchange services in respect of a smaller portion of Videotron’s market, but including the metropolitan areas of Montréal, Ottawa-Gatineau and Québec City. The CRTC has further granted forbearance decisions for Telus and Télébec which impact a relatively small number of exchanges for which Videotron also competes. These rulings granting the ILECs’ forbearance applications enable those approved ILECs the right to adjust their local exchange service prices for the approved exchanges without approval from the CRTC. Such price flexibility by our ILECs competitors for local exchange services could have an adverse impact on our ability to compete successfully with them in the local telephony market.
     On December 20, 2007, the CRTC granted conditional approval to a new telecommunications consumer agency, to which Videotron had previously adhered voluntarily. Among other things, the CRTC ruled that all telecommunications service providers with annual revenues in excess of $10 million must become members of the agency, and directed that certain modifications be made to the agency’s governance and complaint resolution procedures. On February 4, 2008, the major Canadian cable operators, including Videotron, filed an application to review and vary the CRTC’s decision, asserting that the CRTC had overstepped its legislative authority. A ruling on this application is expected in due course.
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
     In July 2006, we secured our access to support structures of the largest hydro-electric company operating in Québec (Hydro-Québec) by ratifying a Pole Agreement that expires in December 2010. We have also entered into or expect to enter into similar arrangements with a number of smaller hydro-electric companies.
Access by Third-Parties to Cable Networks
     In Canada, access to the Internet is a telecommunications service. While Internet access services are not regulated on a retail (price and terms of service) basis, Internet access for third-party Internet service providers is mandated and tariffed according to conditions approved by the CRTC for cable operators.
     On July 6, 1999, the CRTC required certain of the largest cable operators in Canada, including us, to submit cost-based tariffs for cable Internet access services, known as open access or third party access, in order to allow competing retail Internet service providers, to offer such services over a cable infrastructure. The CRTC has further directed us to file, at the same time we offer any new retail Internet service speed in the future, proposed revisions to our TPIA tariff to include this new speed offering. TPIA tariff items have been filed and approved for all Videotron Internet service speeds, except certain recent speed offerings available over only a portion of Videotron’s network. Several third-party Internet service providers are now interconnected to our cable network and so providing retail Internet access services to the general public.
     The CRTC’s also requires the large cable carriers, such as us, to allow third-party Internet service providers to provide voice or telelphony applications services in addition to retail Internet access services.
     On March 3, 2008, the CRTC released a decision affirming that cable TPIA services are not ‘essential services’, yet mandated that they continue to be provided at cost-based rates until such time as it has been demonstrated that a functionally equivalent, practical and feasible wholesale alternative exists.
Policy For Mobile Spectrum Auction
     On November 28, 2007 and December 14, 2007, Industry Canada released a policy framework and a licensing framework, respectively, for the auction of spectrum licences for Advanced Wireless Services in the 2 GHz range. Several of the framework elements are expressly intended to encourage new entrants into the Canadian mobile wireless industry, most notably the setting aside of 40 MHz (out of a total of 105 MHz) of spectrum nationally for new entrants, and a decision to mandate digital roaming and antenna tower and site sharing by way of new licence conditions applicable to all existing and new mobile wireless licensees. These licence conditions were finalized on February 29, 2008. The auction is scheduled to commence on May 27, 2008.
D- Organizational Structure
     Videotron is a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a 54.72% owned subsidiary of Quebecor Inc., which we refer to as Quebecor. The remaining 45.28% of Quebecor Media is owned by CDP Capital d’Amérique Investissements Inc., a subsidiary of the Caisse de dépôt et placement du Québec, Canada’s largest pension fund manager. The following chart illustrates the corporate structure of Videotron as of December 31, 2007, including Videotron’s main subsidiaries, together with the jurisdiction of incorporation or organization of each entity.
E- Property, Plants and Equipment
     Our corporate offices are located in leased space at 300 Viger Avenue East, Montréal, Québec, Canada H2X 3W4. These premises are under an expropriation notice, in order to make space for the new Université de Montréal Health Centre (CHUM). In late 2006, we began relocating some of our operations and personnel from this building to other buildings we rent in the area. However, most of the corporate offices are expected to move before the end of June 2008 to a new building next to Quebecor’s head office.
     We also own several buildings in Montréal, the largest of which is located at 2155 Pie IX Street (approximately 102,000 square feet) We also own a building located at 150 Beaubien Street in Montréal. We are currently expanding this building and it will have a capacity of approximately 73,000 square feet at the end of the construction. In Québec City, we own a building of approximately 40,000 square feet where our regional headend for the Québec City region is located. Furthermore, we own or lease a significant number of smaller locations for signal reception sites and customer service and business offices. We generally lease space for the business offices and retail locations for the operation of our video stores.
     Our credit facilities are generally secured by charges over all of our assets and those of our subsidiaries.
F- Intellectual Property
     We use a number of trademarks for our products and services. Many of these trademarks are registered by us in the appropriate jurisdictions. In addition, we have legal rights in the unregistered marks arising from their use. We have taken affirmative legal steps to protect our trademarks, and we believe our trademarks are adequately protected.
G- Environment
     Our operations are subject to federal, provincial and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, recycling, the cleanup of contaminated sites, or otherwise relating to the protection of the environment. Laws and regulations relating to workplace safety and worker health, which among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations.
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
General
     This discussion and analysis contains an analysis of our consolidated financial position as of December 31, 2007 and the results of our operations and cash flows for the years ended December 31, 2006 and 2007. Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. Note 20 to our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007, included under “Item 17. Financial Statements” in this annual report, contains a discussion of the relevant principal differences between Canadian GAAP and U.S. GAAP and the extent to which these differences affect our consolidated financial statements.
     On January 1, 2006, Videotron Telecom, a wholly-owned indirect subsidiary of Quebecor Media, merged with and into us. On July 1, 2006, we also merged with our parent, 9101-0827 Québec inc. Both transactions have been accounted for using the continuity of interest method and, accordingly, the previous periods have been restated to include the results of operations and the financial position of the companies as if they always had been merged.
     Also on January 1, 2006, our subsidiary CF Cable Inc. was merged with its subsidiary Vidéotron (Régional) ltée, which had no impact on our consolidated financial statements.
     On September 20, 2005, we announced that we had signed a strategic relationship agreement with Rogers Wireless, the operator of Canada’s largest integrated wireless voice and data network, which was going to enable us to offer Québec consumers a quadruple play of television, broadband Internet, cable telephony and Videotron branded mobile wireless telephony services. In August 2006, we launched our mobile wireless telephony services in the Québec City area. Since then, the service has been completely rolled out throughout the Province of Québec. Our services include international roaming and popular options. We are responsible for acquiring and billing customers, as well as for providing customer support under our own brand. We operate as a Mobile Virtual Network Operator, or MVNO, utilizing wireless voice and data services provided by Rogers Wireless across its GSM/GPRS network.
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
     As of December 31, 2007, we had approximately 1.64 million basic cable customers (which we define as customers receiving basic cable service, including analog and digital customers), representing a basic penetration rate of 65.6%. Through our extensive broadband coverage, we also offer digital television and cable Internet access services to approximately 99% of our total homes passed. We have rapidly grown our digital customer base in recent years, and as of December 31, 2007, we had 768,211 digital customers, representing 46.9% of our basic customers and 30.8% of our total homes passed. We have also rapidly grown our cable Internet access customer base, and as of December 31, 2007, we had 932,989 cable Internet access customers, representing 57.0% of our basic customers and 37.4% of our total homes passed. We believe that the continued increase in the penetration rate of our digital television, cable Internet access, telephony and wireless voice and data services will result in increased average revenue per customer (ARPU).
     Our bi-directional hybrid fiber coaxial (HFC) network enabled us to launch, in January 2005, a telephony service using VoIP technology to our residential and commercial customers. As of December 31, 2007, we had 636,666 cable telephony customers (including 314 Softphone customers), representing 38.8% of our basic customers and 25.5% of our total homes passed. In addition, as of December 31, 2007, approximately 96.9% of all of our cable customers were in areas in which our cable telephony service was available.
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
     During the year ended December 31, 2007, we recorded net increases of 65,686 basic cable customers, 141,023 cable-modem Internet access service customers, 144,565 digital television service customers, including those who upgraded from our analog cable service, and we added 238,836 customers for our cable telephony services, including 314 Softphone customers. As of December 31, 2007, 45,682 lines had been activated for our mobile wireless services, of which 33,856 were added in 2007.
     We use the supplemental financial measure operating income to assess our operating results and financial performance. Operating income and ratios based on this measure are not required by or recognized under Canadian GAAP or U.S. GAAP. We define operating income, reconciled to net income under Canadian GAAP, as income before amortization, financial expenses, impairment of goodwill, other items (consisting of restructuring charges), income taxes and non-controlling interest in a subsidiary. Operating income margin is operating income as a percentage of operating revenues. Operating income and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions or dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and U.S. GAAP. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community to analyze and compare companies. You should note our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure. We provide a reconciliation of operating income to net income (loss) under Canadian GAAP and U.S. GAAP in footnote 9 to the tables under “Item 3. Key Information – Selected Financial Data”.
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
     On August 10, 2006, we launched our MVNO-based mobile wireless telephony services in the Québec City area. Since then, the service has been completely rolled out throughout the Province of Québec. In order to offer our customers integrated mobile multimedia services and be more competitive, our parent company, Quebecor Media, has filed an application to participate in Canada’s 3G Spectrum Auction, which is scheduled to commence on May 27, 2008. Our parent company, Quebecor Media, has filed an application to participate in the 3G Spectrum Auction. If that application is accepted by Industry Canada, Quebecor Media intends to focus in the 3G Spectrum Auction on those areas that it believes present attractive growth prospects for a wireless service offering, based on an analysis of demographic, economic and other factors (including factors relating to the Province of Québec, in which we operate). See also “— Liquidity and Capital Resources — Uses of Liquidity and Capital Resources — Capital Expenditures” below.
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Revenues
     Consolidated operating revenues for the year ended December 31, 2007 were $1.55 billion compared with $1.31 billion for the same period in 2006, representing an increase of $243.0 million (18.6%).
     Cable television revenues for the year ended December 31, 2007 increased by $58.6 million (8.6%) as compared with the same period in 2006 to reach $735.8 million. This growth was primarily due to an increase in the average number of basic cable customers of 63,781 (4.2%) over the average number in the year ended December 31, 2006, higher buying rates for our video-on-demand and pay-TV products, as well as the price increases implemented at the beginning of March 2006 and March 2007, partially offset by higher bundling discounts due to the increase in cable telephony customers. In the year of 2007, we recorded a net addition of 65,686 basic cable television customers (4.2%), bringing the number of basic cable customers to 1,638,097, versus an increase of 66,298 customers (4.4%) and a total of 1,572,411 basic cable customers for the year ended December 31, 2006. During the year ended December 31 2007, we also increased the number of digital customers by 144,565 (23.2%), compared with an increase of 149,017 (31.4%) for the same period in 2006. During the year 2007, average revenue per user (ARPU) for our cable television services increased from $36.79 to $38.37, reflecting price increases and the migration from analog to digital.
     Internet revenues for the year ended December 31, 2007 increased by $77.4 million (22.4%), mainly due to an increase in the average number of cable-modem Internet customers of 146,125 over the average number in the same period ended December 31, 2006, along with increased revenues from usage of bandwidth over the limits stipulated in the contracts with our customers and a favorable product mix. The number of cable-modem Internet customers increased by 141,023 (17.8%) to 932,989 as of December 31, 2007, compared with an increase of 153,995 (24.1%) to 791,966 customers for the same period in 2006. ARPU for our Internet services increased from $39.32 in the year ended December 31, 2006 to $40.34 for the same period in 2007. This increase was due to higher usage revenues, a favorable product mix as well as price increases.
     Telephony revenues for the year ended December 31, 2007 increased by $104.6 million (96.4%), mainly due to an average of 511,543 cable telephony customers in the year of 2007, versus 282,522 customers for the same period in 2006. The number of cable telephony customers increased by 238,836 (60.0%) to 636,666 in the year ended December 31, 2007, compared with an increase of 234,881 (144.1%) customers for a total of 397,830 customers for the same period in 2006. ARPU for our cable telephony services increased from $31.67 in the year ended December 31, 2006 to $31.84 for the same period in 2007. This increase was due to a slight increase in long distance and installation revenues. We also launched our mobile wireless telephony services in August 2006. In this year, we activated 33,856 lines to reach a total of 45,682 lines as of December 31, 2007, compared to a total of 11,826 lines as of December 31, 2006.

     Business solution revenues for the year ended December 31, 2007 were $70.2 million compared with $74.4 million for the same period in 2006, representing a decrease of $4.2 million (-5.6%), mainly due to the restructuring of a contract with an affiliated company.
     Revenues from video stores for the year ended December 31, 2007 increased by $4.4 million (7.9%) to $60.0 million, mainly due to increased sales of equipments and video games as well as by the acquisition of new stores in 2006 and 2007. Other revenues, which represent mainly sales of equipment to customers, amounted to $51.0 million in the year ended December 31, 2007 compared to $48.7 million in the year ended December 31, 2006. This was due to an increase in the sale of higher value set-top boxes as well as wireless equipment, partly offset by a lower volume of sales of basic set-top boxes.
Direct Costs and Operating Expenses
     Direct costs and Operating expenses increased by $113.0 million (14.2%) to $909.9 million for the year ended December 31, 2007, representing 58.6% of our year revenues compared to 60.8% for the same period last year. Direct costs increased by $46.1 million. This increase is due to a larger number of basic cable, Internet and telephony customers, a higher penetration of digital customers, the launch of our wireless telephony services as well as the purchase of wireless telephony equipment in 2007. Operating expenses increased by $66.9 million. In December 2006, the Federal Court of Canada ruled that the Part II license fees charged by the CRTC were ultra vires (unconstitutional), in fact and in law, and thus the CRTC could no longer charge Part II license fees. On October 1, 2007, the CRTC officially confirmed its intention not to collect the fees due on November 30, 2007 and subsequent years, unless reversed by the Federal Court of Appeal. Accordingly, during the year of 2007, the Company reversed all its 2007 Part II license fees accrual of $11.1 million. The increase was mainly due to an additional $30.1 million in management fees charged by our parent company, including additional charges for the parent company stock option plan. In accordance with the accounting method used, the impact on the stock option charge for the fluctuations in the parent company’s fair value is recorded during the quarter in which the change occurs. This increase was also due to the additional resources required to support the growth in our customer base for Internet access, telephony and cable television services, as well as the launch of our wireless telephony services.
Operating Income
     Operating income for the year ended December 31, 2007 was $642.7 million, compared with $512.7 million for the same period in 2006, representing an increase of $130.0 million (25.4%). Operating income margin increased to 41.4% for the year ended December 31, 2007 from 39.2% in 2006, mostly due to the significant increase in customers for Internet access and telephony services. A reconciliation of operating income to net income is provided in “Item 3 – Key Information – Selected Financial Data”.
Amortization
     Amortization expenses for the year ended December 31, 2007 were $206.1 million compared with $185.1 million in 2006, representing an increase of $21.0 million (11.3%), due to an increase in the acquisition of fixed assets, mostly related to telephony and Internet access services.
Financial Expenses
     Financial expenses for the year ended December 31, 2007 were $67.1 million, as compared with $79.6 million for the same period in 2006, representing a decrease of $12.5 million (-15.7%). In the year of 2007, we recorded a gain of $9.1 million for the ineffective portion of fair value hedges compared to a minimal gain in 2006. We also benefited from a dividend income of $5.4 million (net of interest expense) resulting from tax consolidation transactions. See “ — Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.

Income Taxes
     Income tax expenses for the year ended December 31, 2007 were $38.3 million, compared with $64.2 million in 2006, representing an effective tax rate of 10.5% compared with 25.9% in 2006, due to tax consolidation transactions, through which a non-taxable dividend income was received from 9101-0835 Québec Inc., a subsidiary of Quebecor Média, resulting in an expense reduction of $54.7 million. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.
Net Income
     Net income was $325.7 million for the year ended December 31, 2007, as compared with $183.7 million for the same period in 2006, an increase of $142.0 million (77.3%).
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
Revenues
     Consolidated operating revenues for the year ended December 31, 2006 reached $1.31 billion compared to $1.08 billion in 2005, representing an increase of $229.2 million (21.2%).
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
Direct Costs and Operating Expenses
     Direct costs and Operating expenses increased by $130.1 million (19.5%) to reach $796.9 million for the year ended December 31, 2006, compared to $666.8 million for the same period in 2005. Direct costs for cable television services increased by $36.0 million for the year ended December 31, 2006, due to a larger number of customers, a higher penetration of digital customers, and the addition of content on our video-on-demand service. Internet access direct costs for the year ended December 31, 2006 increased by $2.3 million, due to a greater number of Internet access customers and an increase in bandwidth usage. This increase was partially offset by the lower procurement cost of the bandwidth. Direct costs for telephony services increased by $6.8 million due to the growth in the number of customers. Other costs increased by $0.7 million, mainly due to a higher volume of acquisition of set-top boxes partially offset by lower acquisition costs for these set-top boxes and a favorable exchange rate on the U.S. dollar. Operating expenses increased by $84.3 million (22.6%) to reach $458.0 million for the year ended December 31, 2006, compared to $373.7 million for the same period in 2005. This increase was mainly due to additional resources required to support the growth of telephony, Internet access and cable television customer base. Contributions to regulatory funds, management fees and stock options charges also increased compared to the same period in 2005.
Operating Income
     Operating income for the year ended December 31, 2006 was $512.7 million, compared to $413.6 million for the same period in 2005, representing an increase of $99.1 million (24.0%). Operating income margin increased to 39.2% for the year ended December 31, 2006 from 38.3% for the previous period. This increase was mainly due to the growth in customers, combined with lower subsidies on equipment sold which amounted to $28.7 million (2.5% of related sales) for the year ended December 31, 2006, compared to $36.7 million (4.0% of related sales) for the same period in 2005. We provide our definition of operating income under “—Overview of Results” above, and we provide a reconciliation of operating income to net income in footnote 9 to the tables under “Item 3. Key Information — Selected Financial Data”.
Amortization
     Amortization expenses for the year ended December 31, 2006 were $185.1 million compared to $166.3 million for the same period in 2005, representing an increase of $18.8 million (11.3%), due to additional acquisitions of fixed assets, mostly related to telephony and Internet access services.
Financial Expenses
     Financial expenses for the year ended December 31, 2006 were $79.6 million, as compared to $74.7 million for the same period in 2005, representing an increase of $4.9 million (6.6%). This increase was attributable to an increase in interest expenses on our long-term debt due to our 6 3/8% Senior Notes due December 15, 2015, issued on September 16, 2005 and the utilization of our revolving credit facilities. See “Liquidity and Capital Resources — Sources of Liquidity and Capital Resources — Capital Market Debt Financing”.

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
Liquidity and Capital Resources
Uses of Liquidity and Capital Resources
     Our principal liquidity and capital resource requirements consist of:
•	capital expenditures to maintain and upgrade our network in order to support the growth of our customer base and the launch and expansion of new or additional services;

•	the servicing and repayment of our debt; and

•	distributions to our shareholder.
     Capital Expenditures. During the year ended December 31, 2007, we invested $330.1 million in fixed assets, compared with $302.6 million for the same period in 2006, an increase of $27.5 million. This growth was due to an increase of customer premises equipment for our cable telephony services as well as higher investments in our Internet network and the modernization of certain regions of our network. We continue to focus on success-driven capital spending and on maintaining our network in very good condition.

Fixed assets additions	2006	2007
	(in millions)
Customer premises equipment	$111.9	$122.9
Capacity infrastructure	68.2	76.8
Line extensions	25.7	27.3
Upgrade/Rebuild	50.3	53.0
Support Capital	46.5	50.1

Total fixed assets additions	$302.6	$330.1

     The strategy pursued of maintaining a leadership position by offering a variety of related products and services, as well as launching new and advanced products and services, requires investments in our network to support growth in our customer base and in bandwidth requirements. We have therefore implemented a modernization program to upgrade our networks in Québec City and in the central region of Québec from a bandwidth of 480 MHz to 750 MHz or greater. Both projects were completed during the first half of 2007, bringing approximately 97% of our network in Québec to 750 MHz or greater. Also, the ever-increasing speed of Internet access and the increasing demand for our cable telephony service will require continuous node segmentation program to bring fiber closer to home. We are currently considering a number of alternatives to address these increasing network capacity requirements resulting from higher demand for such advanced products and services. Implementing one or a combination of those alternatives will require substantial investments in our network in the coming years.

     On November 28, 2007 and December 14, 2007, Industry Canada released a policy framework and a licensing framework, respectively, for the 3G Spectrum Auction. Several of the framework elements are expressly intended to encourage new entrants into the Canadian mobile wireless industry, most notably the setting aside of 40 MHz (out of a total of 105 MHz) of spectrum nationally for new entrants, and a decision to mandate digital roaming and antenna tower and site sharing by way of new licence conditions applicable to all existing and new mobile wireless licensees. These licence conditions were finalized on February 29, 2008. The 3G Spectrum Auction is scheduled to commence on May 27, 2008. Our parent company, Quebecor Media, has filed an application to participate in the 3G Spectrum Auction. If that application is accepted by Industry Canada, Quebecor Media intends to focus in the 3G Spectrum Auction on those areas that it believes present attractive growth prospects for a wireless service offering, based on an analysis of demographic, economic and other factors (including factors relating to the Province of Québec, in which we operate). If Quebecor Media is successful in the 3G Spectrum Auction and is awarded spectrum that it transfers to us, we expect to incur significant operating expenses and capital expenditures to acquire the licenses and build-out and launch this service in the Province of Québec. In addition, the launch by Quebecor Media of a national wireless service outside of the Province of Québec may involve our participation in such undertaking and in doing so we may incur additional operating expenses and capital expenditures. Any such 3G undertaking will require us to obtain additional financing.
     Service and Repayment of Our Debt. During the year ended December 31, 2007, we made cash interest payments net of receipts of $239.2 million, compared with $98.5 million in 2006. The increase is mainly due to tax consolidation transactions described below.
     Purchase of Shares of Quebecor Média and Service of Subsidiary Subordinated Loan. Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into certain transactions described below that have had the consequence of effectively using tax losses within the Quebecor Media group.
     On January 3, 2007, we entered into back-to-back transactions by contracting a subordinated loan of $1.0 billion from Quebecor Media and investing the $1.0 billion into 1,000,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media. On May 31, 2007, the Company increased the subordinated loan by $870.0 million and invested the total proceeds into 870,000 preferred shares, Series B, of 9101-0835 Québec Inc. The subordinated loans bear interest at a rate of 10.5% payable every six months on June 20 and December 20, and mature on January 3, 2022 and on May 31, 2022, respectively. The preferred shares carry the right to receive a cumulative annual dividend of 10.85%, payable semi-annually.
     Also on May 31, 2007, CF Cable TV inc., a wholly-owned subsidiary of the Company, entered into a back-to-back transaction by contracting a subordinated loan of $125.0 million from Quebecor Media and invested the $125 million into 125,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media. The subordinated loan bears interest at a rate of 10.5% payable every six months on June 20 and December 20, and matures on May 31, 2022. The preferred shares carry the right to receive a cumulative annual dividend of 10.85%, payable semi-annually.
     Income tax transactions. On December 18 and 21, 2007, Videotron’s ultimate parent company, Quebecor Inc., transferred to the Company a total of $57.1 million of non-capital tax losses in exchange for net cash consideration of $12.8 million. This transaction was recorded at the exchange amount. As a result, the Company recorded an income tax asset of

$17.7 million and the difference of $4.9 million, between the net cash consideration and the income tax asset, was recorded as a deferred credit, included in accounts payable and accrued liabilities, which will reduce the income tax expenses in the future as these tax deductions are used.
     On December 21, 2007, Videotron’s ultimate parent company, Quebecor Inc., transferred to CF Cable TV Inc., a wholly-owned subsidiary of the Company, $9.4 million of non-capital tax losses in exchange for a net cash consideration of $2.1 million. This transaction was recorded at the exchange amount. As a result, CF Cable TV Inc. recorded an income tax asset of $2.9 million and the difference of $0.8 million between the net cash consideration and the income tax asset, was recorded as a deferred credit, included in accounts payable and accrued liabilities, which will reduce the income tax expenses in the future as these tax deductions are used.
     Distributions to our Shareholder. During the year ended December 31, 2007, we paid $299.6 million to our sole shareholder, Quebecor Media, in respect of reductions in paid-up capital, compared to total cash distributions of $108.7 million for the same period in 2006. See Note 11 to our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007. We expect to make cash distributions to our shareholder in the future, within the limits set by the terms of our indebtedness and applicable laws.
     Contractual Obligations and Other Commercial Commitments. Our material obligations under firm contractual arrangements, including commitments for future payments under our credit facilities, our Senior Notes and operating lease arrangements, as of December 31, 2007, are disclosed in notes 10, 14 and 15 to our annual consolidated financial statements for the years ended December 31, 2005, 2006 and 2007. Except for the borrowings on our revolving credit facilities, there have been no significant changes to our material contractual obligations and other commercial commitments since December 31, 2006.

		Payments Due by Period
		as at December 31, 2007
	Total	< 1 year		2-3 years	4-5 years	> 5 years
	(in millions)
Contractual obligations:
6 7/8% Senior Notes due January 15, 2014	$652.8	$		$—	$—	$652.8
6 3/8% Senior Notes due December 15, 2015	172.8		—	—	—	172.8
Cash Interest Expense(1)	593.3		84.8	169.7	169.7	169.1
Bank Credit Facility	147.7		—	147.7	—	—
Lease and purchasing agreements	72.6		33.6	22.1	9.8	7.1

Total contractual cash obligations	$1,639.2		$118.4	$339.5	$179.5	$1,001.8

(1)	Estimate of interest to be paid on long-term debt based on interest rates and foreign exchange rates as at December 31, 2007.
     We rent equipment and premises under various operating leases. As of December 31, 2007, we estimate that the minimum aggregate payments under these leases over the next years will be approximately $72.6 million. During the year ended December 31, 2007, we renewed or extended several leases and entered into new operating leases.
     We entered into a management agreement with Quebecor Media for services it provides to us, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations, and other services. This agreement provides for an annual management fee payable to Quebecor Media of which we paid $46.9 million for the year ended December 31, 2007. See “Major Shareholders and Related Party Transactions — Related Party Transactions — Management Services and Others”.
     As of December 31, 2007, there were no material commitments for capital expenditures.

Sources of Liquidity and Capital Resources
     Our primary sources of liquidity and capital resources are:
•	funds from operations;

•	financing from related party transactions;

•	capital markets debt financing; and

•	our credit facilities.
     Funds from Operations.  Cash flows related to operations before changes in non-cash operating items amounted to $589.1 million for year ended December 31, 2007, compared with $449.2 million for the same period in 2006. This $139.9 million increase is mainly due to higher operating income. Cash used by the changes in non-cash operating items was $36.2 million for the year ended December 31, 2007, compared with $8.6 million for the same period in 2006, representing an increase of $27.6 million. Cash provided by operating activities during the year ended December 31, 2007 was $552.9 million compared with $440.6 million for the same period in 2006, representing an increase of $112.3 million (25.5%).
     Cash flows related to operations before changes in non-cash operating items amounted to $449.2 million for year ended December 31, 2006, compared with $353.7 million for the same period in 2005. This $95.5 million increase is mainly due to higher operating income. Cash used by the changes in non-cash operating items was $8.6 million for the year ended December 31, 2006, compared to $33.5 million provided for the same period in 2005, representing an increase of $42.1 million. Cash provided by operating activities during the year ended December 31, 2006 was $440.6 million compared with $387.2 million for the same period in 2005, representing an increase of $53.4 million (13.8%).
     Credit Facilities. As of December 31, 2007, we had an outstanding balance of $147.7 million ($49.0 million at December 31, 2006) including unpaid interest, leaving $302.3 million ($401.0 million at December 31, 2006) available on our revolving credit facility. We believe that, based on our current levels of operations and anticipated growth, our cash from operations, together with other available sources of liquidity described above, will be sufficient to fund our currently anticipated capital expenditures and to make the required payments of principal and interest on our debt, including payments on our 6 7/8 % Senior Notes, due January 15, 2014, and our 6 3/8% Senior Notes, due December 15, 2015, as well as payments on our credit facilities. We also expect, to the extent permitted by the terms of our indebtedness and applicable laws, to make cash distributions to our shareholder in the future.
Summary of Critical Accounting Policies and Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Consequently, actual results could differ from these estimates. We believe that the following are some of the more critical areas requiring the use of management estimates.
Revenue Recognition
     Cable and wireless services are provided under arrangements with multiple deliverables which are comprised of two separate accounting units: one for subscriber services (connecting fees and operating services) and the other for equipment sales to subscribers, including activation fees related to wireless telephones.
     Cable connection fee revenues are deferred and recognized as revenues over the estimated average 30-month period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same 30-month period. Operating revenues from cable and other services, such as Internet access, VoIP telephony and wireless telephone, are recognized when services are rendered. Revenue from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and in the case of wireless telephones, revenues from equipment sales are recognized in income when the telephone is delivered and activated. Revenues from video rentals are recorded as revenue when services are provided. Promotional offers related to subscriber services are accounted for as a reduction in the related service revenue when customers take advantage of the offer. Promotional offers related to equipment sales are accounted for as a reduction in the related equipment sales when the equipment is delivered and, in the case of wireless telephones, promotional offers on the equipment sales are recognized in income when the telephone is delivered and activated. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.
Derivative financial instruments and hedge accounting
          The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading purposes. Under hedge accounting, the Company documents all hedging relationships between derivatives and hedged items, its strategy for using hedges and its risk management objective and also designates its derivative instruments either as fair value hedges or cash flow hedges. The Company assesses the effectiveness of derivatives when the hedge is put in place and on an ongoing basis.
          The Company enters into the following types of derivative instruments:
•	The Company uses foreign exchange forward contracts to hedge the foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges. Under hedge accounting, foreign exchange translation gains and losses are recognized in financial expenses as an adjustment to the cost of fixed assets or inventories when the transaction is recorded.

•	The Company uses cross-currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on certain foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set, in fixed Canadian dollars, all future interest and principal payments on US denominated debt are designated as cash flow hedges. The Company’s cross-currency interest rate swaps that set, in Canadian dollars, all future interest and principal payments on US denominated debt, in addition to converting the interest rate from a fixed rate to a floating rate or to converting a floating rate index to another floating rate index, are designated as fair value hedges.
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

Employee Future Benefits
          Pensions.  Pension costs of our defined benefit pension plans are determined using actuarial methods and could be impacted significantly by our assumptions and estimates regarding future events, including expected return on plan assets, rate of compensation increases, retirement ages of employees and other actuarial assumptions. The fluctuation of the discount rate at each measurement date also has an impact.
          Other Post-Retirement Benefits.  We accrue the cost of post-retirement benefits, other than pensions, which are impacted significantly by a number of management assumptions, such as the discount rate, the rate of compensation increase, and an annual rate of increase in the per capita cost of covered benefits. These benefits, which are funded as they become due, include mainly health and life insurance programs and cable services.
          The employee future benefits accounting policy is explained in Note 1(q) to our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007, and assumptions on expected return on plan assets, rate of compensation increases and discount rates are disclosed in Note 18 to our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007.
Off-Balance Sheet Arrangements
          Operating Leases
          We have guaranteed a portion of the residual values of certain assets under our operating leases for the benefit of the lessor. Should we terminate these operating leases prior to the term and should the fair value of these assets be less then the guaranteed residual value, we must, under certain conditions, compensate the lessor for a portion of the shortfall. As at December 31, 2007, the maximum aggregate exposure in respect of these guarantees was $7.2 million and no amount was recorded in the consolidated financial statements.
          Guarantees under Lease Agreements
          One of our subsidiaries has provided guarantees to the lessor under premises leases of certain franchisees, with expiry dates through 2016. We must, under certain conditions, compensate the lessor should the franchisee default. As at December 31, 2007, the maximum exposure in respect of these guarantees was $8.4 million. No liability was recorded in the consolidated balance sheet since the subsidiary does not expect to make any payments pertaining to these guarantees. Recourse against the franchisee is also available, up to the total amount due.
          Guarantees Related to our Outstanding Senior Notes
          Under the terms of the indenture governing our 6 7/8% Senior Notes due January 15, 2014 and the indenture governing our 6 3/8% Senior Notes due December 15, 2015, we are committed to pay any amount of withholding taxes that could eventually be levied by any Canadian taxing authority (as defined in the respective indentures that govern our Senior Notes) on payments made to the lenders so that the amounts the lenders would receive are not less than amounts receivable were no taxes levied. The amount of such guarantee is not limited and it is not possible for us to establish a maximum exposure of the guarantee because our exposure depends exclusively on the future actions, if any, by Canadian taxing authorities. Although no recourse exists for such liability, we have the right to redeem our 6 7/8% Senior Notes due January 15, 2014, and our 6 3/8% Senior Notes due December 15, 2015, at their face value were such taxes levied by any Canadian taxing authority, thereby terminating the guarantee.
          Outsourcing companies and suppliers
          In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.
Risks and Uncertainties
Market Risk
          In the normal course of business, we are exposed to fluctuations in interest and exchange rates. As of December 31, 2007, we were using derivative financial instruments to reduce our currency exchange and interest rate exposure, such as interest rate and cross-currency swaps to manage our interest rate and foreign exchange exposure. There have been no significant changes in our exposure to fluctuations in interest and exchange rates since December 31, 2006.
          While these agreements expose us to the risk of non-performance by a third-party, we believe that we are unlikely to incur such a loss due to the creditworthiness of our counterparties. A description of the financial derivatives used by us as of December 31, 2007 is provided in Note 1(p) of our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007, and in “Item 11. Quantitative and Qualitative Disclosure about Market Risk” below.
          Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivable amounts from individual customers. As of December 31, 2007, we had no significant concentration of credit risk.
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
          During the year ended December 31, 2007, we entered into forward exchange contracts to hedge the foreign exchange fluctuations relating to a portion of our 2008 customer equipment and other purchases by fixing the U.S. dollar/Canadian dollar exchange rate at 1.0511 on an amount of $76.8 million.
          During the year ended December 31, 2006, we entered into forward exchange contracts to hedge the foreign exchange fluctuations relating to a portion of our 2007 customer equipment and other purchases by fixing the U.S. dollar/Canadian dollar exchange rate at 1.1152 on an amount of $50.4 million.
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
          Foreign currency fluctuations have created gains or losses in our results on the non-hedged U.S. dollar-denominated short-term monetary. For the year ended December 31, 2007, we had an unrealized foreign exchange loss of $1.4 million, as compared to a $1.1 million loss for 2006.
Contingencies
          We are involved from time to time in various claims and lawsuits incidental to the conduct of our business in the ordinary course.
          On July 20, 2007, a motion to certify a class action lawsuit was filed in the Province of Québec against Videotron in connection with an interruption of Internet service on July 18, 2007 and other sporadic interruptions of Internet service.

The plaintiff is claiming a credit for the portion of the fees paid for the Internet service for the duration of the interruptions. The plaintiff is also seeking punitive damages and damages for troubles and inconveniences. The class certification hearing has not been scheduled yet. Although it is not possible as of the date of this annual report to determine with a reasonable degree of certainty the outcome of this legal proceeding, our management believes that the suit is without merit and intends to vigorously defend its case.
          In addition, a number of other legal proceedings against Videotron, or in which Videotron is in demand, are currently pending. In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our business, results of operations, liquidity or financial position.
Regulation
          We are subject to extensive government regulations, mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the CRTC. Changes to the regulations and policies governing broadcast television, specialty channels and program distribution through cable and direct broadcast satellite services, Internet service providers, cable telephony services, mobile wireless services, as well as the introduction of new regulations or policies or terms of license or treatment of the tax deductibility of advertising expenditures, could have a material effect on our business, financial condition, prospects and results of operations. See “Item 4. Information on the Company—Business Overview — Regulation”.
          On April 4, 2007, the Government of Canada issued an order amending a CRTC decision dated April 6, 2006, wherein the CRTC had established a framework for the forbearance from regulation of local exchange services offered by the incumbent telephone companies. Most notably, the Canadian Government’s order reduced the size of the relevant geographic markets for forbearance analysis, replaced the CRTC’s market share loss criterion with a competitor network presence criterion, and relaxed the CRTC’s criteria related to the quality of certain services offered by incumbents to competitors. The Government also eliminated, effective immediately, restrictions on incumbent winback and promotional activities. In accordance with the new forbearance criteria, the principal residential markets in Québec were deregulated on August 3, 2007. Several business markets, primarily in the large urban centres, were also deregulated on September 13, 2007.
Changes in Accounting Policies
          Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments — Recognition and Measurement, and Section 3865, Hedges. See Note 1 in our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 for a description of the significant changes. During the second quarter of 2007, the Company changed the date of its annual impairment tests for goodwill from October 1 to April 1. Accordingly, the Company performed its impairment tests on April 1, 2007 and concluded that the goodwill was not impaired. However, in November 2007, the board of directors accepted to abandon the activities of SCV Canada Inc. (“Jumbo”), subsidiary of Le Superclub Vidéotron that operates in Ontario, either by sale or a gradual abandon. In December 2007, Jumbo received a purchase offer of $3.0 million, demonstrating that the fair value of the assets on sale is lower than the book value. This offer has been withdrawn and Jumbo accepted to gradually abandon these activities. The Company therefore determined that the goodwill was impaired and decided to record a goodwill impairment of $5.4 million as of December 31, 2007.
Recent Accounting Developments in Canada
          The CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.
          The CICA issued two new accounting standards, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments — Presentation, which require additional disclosures relating to financial instruments. The new sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.
          The CICA issued a new accounting standard, Section 3031, Inventories, which aims at providing more extensive guidance on the recognition and measurement of inventories, and related disclosures. This new standard applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.
          The Company does not expect these standards to have a material effect on the consolidated financial statements.
Recent Accounting Developments in the United States
          In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (SFAS 141R), and SFAS 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160), to improve and converge internationally the accounting for business combinations, the reporting of noncontrolling interests in consolidated financial statements, accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008 and SFAS 160 shall be effective as of the beginning of 2009. The Company is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.
          In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS No.159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective on January 1, 2008. Videotron is currently evaluating the impact of this standard on its consolidated financial statements.
          In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening deficit in the year of adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Executive Officers
          The following table presents certain information concerning our directors and executive officers as of March 1, 2008:

Name and Municipality of Residence	Age	Position
Serge Gouin	64	Director and Chairman of the Board
Outremont, Québec
Jean La Couture, FCA	61	Director and Chairman of the Audit Committee
Montréal, Québec
André Delisle	61	Director and Member of the Audit Committee
Montréal, Québec
A. Michel Lavigne, FCA	57	Director and Member of the Audit Committee
Brossard, Québec
Pierre Karl Péladeau	46	Director
Montréal, Québec
Robert Dépatie	49	President and Chief Executive Officer
Rosemère, Québec
Yvan Gingras	50	Executive Vice President, Finance and Operations, and Chief Financial Officer
Montréal, Québec
Donald Lizotte	41	President, Le SuperClub Vidéotron and Vice President, Retail
Kirkland, Québec		Sales Videotron
Jean Novak	44	President, Videotron Business Service
Beaconsfield, Québec
Manon Brouillette Outremont, Québec	39	Senior Vice President, Marketing, Content and New Product Development, Consumers Division
Daniel Proulx	49	Senior Vice President, Engineering
Montréal, Québec
Frédéric Despars	40	Vice President, Legal Affairs
Candiac, Québec
André Gascon	46	Vice President, Information Technologies
Longueuil, Québec
Marie-Josée Marsan	45	Vice President, Control
Montréal, Québec
Roger Martel	59	Vice President, Internal Audit
Montréal, Québec
Louis Morin	50	Vice President
Kirkland, Québec
Édouard G. Trépanier	56	Vice President, Regulatory Affairs
Boucherville, Québec
Normand Vachon	59	Vice President, Human Resources
Repentigny, Québec
Jean-François Pruneau	37	Treasurer
Repentigny, Québec
Claudine Tremblay	54	Secretary
Nuns’ Island, Québec
Christian Marcoux	33	Assistant Secretary
Laval, Québec
Dominique Poulin Gouin	52	Assistant Secretary
Outremont, Québec

          Serge Gouin, Director and Chairman of the Board of Directors. Mr. Gouin has been a Director and Chairman of our Board of Directors since July 2001. Mr. Gouin has also been a Director of Quebecor Media Inc. since May 2001, and he re-assumed the position of Chairman of its Board of Directors in May 2005, having also held that position from January 2003 to March 2004. Mr. Gouin served as President and Chief Executive Officer of Quebecor Media Inc. from March 2004 until May 2005. Mr. Gouin also has served as Director and Chairman of the Board of Directors of Sun Media Corporation since May 2004. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Le Groupe Vidéotron. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of TVA Group Inc. Mr. Gouin is also a member of the board of Directors of Cott Corporation, Onex Corporation and of TVA Group Inc.
          Jean La Couture, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has served as a Director and as Chairman of our Audit Committee since October 2003. He has been a Director and the Chairman of the Audit Committee of each of Quebecor Media Inc. and Sun Media Corporation since May 2003 and June 2003, respectively. Mr. La Couture serves as Director of Quebecor Inc. and Quebecor World Inc. Mr. La Couture, a Fellow Chartered Accountant, is President of Huis Clos Ltée., a management and mediation firm. He is also President of the Regroupement des assureurs de personnes à charte du Québec (RACQ), a position he has held since August 1995. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. He is Chairman of the Boards of Innergex Power Trust, Groupe Pomerleau (a Québec-based construction company), Americ Disc Inc. and Maestro (a real estate capital fund), and serves as a Director of Immunotec Inc.
          André Delisle, Director and member of the Audit Committee. Mr. Delisle has served as a Director of Videotron Ltd. and a member of its Audit Committee since October 31, 2005. Since that date, Mr. Delisle has also served as a Director and a member of the Audit Committee of Quebecor Media Inc. and Sun Media Corporation. From August 2000 until July 2003, Mr. Delisle acted as Assistant General Manager and Treasurer of the City of Montréal. He previously acted as internal consultant for the Caisse de dépôt et placement du Québec from February 1998 until August 2000. From 1982 through 1997, he worked for Hydro-Québec and the Québec Department of Finance, mainly in the capacity of Chief Financial Officer (Hydro-Québec) or Assistant Deputy Minister (Department of Finance). Mr. Delisle is a member of the Institute of Corporate Directors, a member of the Association of Québec Economists and a member of the Barreau du Québec.
          A. Michel Lavigne, FCA, Director and member of the Audit Committee. Mr. Lavigne has served as a Director of Videotron Ltd. and a member of its Audit Committee since June 30, 2005. Since that date, Mr. Lavigne has also served as a Director and a member of the Audit Committee and the Compensation Committee of Quebecor Media Inc., and as a Director and a member of the Audit Committee of Sun Media Corporation and of TVA Group Inc. Mr. Lavigne is also a Director of the Caisse de dépôt et placement du Québec and NStein Technologies Inc., as well as the Chairman of the Board of Primary Energy Recycling Corporation. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montréal, Québec, Chairman of the Board of Grant Thornton Canada and was a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Accountant of the Ordre des comptables agréés du Québec and a member of the Canadian Institute of Chartered Accountants since 1973.
          Pierre Karl Péladeau, Director. Mr. Péladeau has served as a Director of our company since June 2001. Mr. Péladeau has served as Vice Chairman of the Board of Directors and Chief Executive Officer of Quebecor Media Inc. since May 11, 2006. From August 18, 2000 to March 2004, Mr. Péladeau also served as the President ant Chief Executive Officer of Quebecor Media Inc. Mr. Péladeau is President and Chief Executive Officer of Quebecor Inc. and was President and Chief Executive Officer of Quebecor World Inc. from March 2004 to May 2006. Mr. Péladeau joined Quebecor Inc.’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions in the Quebecor group of companies. In 1998, Mr. Péladeau spearheaded the acquisition of Sun Media Corporation and in 2000, he was responsible for the acquisition of Groupe Vidéotron. In 1999, Mr. Péladeau became President and Chief Executive Officer of Quebecor Inc. Mr. Péladeau was also the President and Chief Executive Officer of Videotron Ltd. from July 2001 until June 2003. Mr. Péladeau sits on the board of numerous Quebecor group companies and is active in many charitable and cultural organizations.
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
          Donald Lizotte, President, Le SuperClub Vidéotron and Vice President, Retail Sales Videotron. Mr Lizotte joined Videotron Ltd. in January 2005 as Vice-President, Sales, Vidéotron, and was promoted to his current responsibilities in September 2006. From 2000 to 2005, Mr Lizotte held various positions in sales and distribution for Molson Breweries, Canada’s largest brewing company, including General Manager Key Accounts as well as Regional Manager. Prior to Molson Breweries, Mr. Lizotte spent nine years in Toronto, Ontario where he held various Sales management positions, including National Sales Manager for the Perrier Group, a division of Nestlé, from 1998 to 2000. He started his career at Heinz Canada where he spent 8 years starting from a sales representative and moved to General Manager ECR. Mr. Lizotte has a bachelor’s degree in Management from the Université du Québec in Montréal.
          Jean Novak, President, Videotron Business Service. Mr. Novak has served in his current position since January 2005. Mr. Novak joined Videotron Ltd. in May 2004 as Vice President, Sales. Between 1988 and May 2004, Mr. Novak held various management positions in sales and distribution for Molson Breweries, Canada’s largest brewing company including General Manager for all on premise accounts and the Montréal sales region as well as Manager, Customer Service and Telesales in Québec. Mr. Novak holds a bachelor’s degree in marketing from the HEC Montréal.
          Manon Brouillette, Senior Vice President, Marketing, Content and New Product Development, Consumers Division. Ms. Brouillette has been our Vice President, Marketing, since July 2004, our Vice President, New Product Development, since January 2005 and our Senior Vice President, Marketing, Content and New Product Development, since September 2006. Before joining our company, Ms. Brouillette was Vice President, Marketing and Communications of the San Francisco Group from April 2003 to February 2004. She was also responsible for the national and regional accounts of the Blitz division of Groupe Cossette Communication Marketing from April 2002 to April 2003. From September 1998 to April 2002, she worked at Publicité Martin inc. Ms. Brouillette holds a Bachelor’s degree in communications with a minor in marketing from Laval University.
          Daniel Proulx, Senior Vice President, Engineering. Prior to his appointment as Vice President, Engineering in July 2003, Mr. Proulx had served as our Vice President, Information Technology since July 2002. Mr. Proulx has held various management positions within Videotron Ltd. since joining us in 1995.
          Frédéric Despars. Vice President, Legal Affairs. Mr. Despars was appointed Vice President, Legal Affairs of Videotron Ltd. in November 2006. Mr. Despars was Director, Legal Affairs of Quebecor Media Inc. from June 2001 to

September 2004, and Senior Director, Legal Affairs, of Quebecor Inc., Quebecor Media Inc. and Quebecor World Inc. from September 2004 to November 2006. Prior to joining the Quebecor group of companies in 2001, Mr. Despars was an attorney with the Paris office of Clifford Chance (from 2000 to 2001) and with the Montréal office of Fasken Martineau (from 1994 to 2000). Mr. Despars holds licences in both civil and common law from the University of Ottawa and a Master’s degree in business administration (MBA) from Laval University. He is also a Certified Management Accountant (CMA).
          André Gascon, Vice President, Information Technologies. Mr. Gascon joined Videotron Ltd. in October 2003. Prior to joining Videotron Ltd., Mr. Gascon served for more than two years as Team Manager of Service Conseil Mona inc., an information technology consulting firm based in Montréal. From 1998 to 2001, he was Director, Information Technology of Microcell Telecommunications Inc. Between 1986 and 1998, Mr. Gascon held various management positions relating to information technology with Larochelle Gratton Inc. and Société de Transport de Laval. Mr. Gascon holds a Master’s degree in business administration (MBA) from Université de Sherbrooke.
          Marie-Josée Marsan, Vice-President, Control. Ms. Marsan joined Videotron Ltd. in July 2006. Before joining us, Ms. Marsan held various senior positions mainly in the television & film industry, such as First Director of Finance and Administration at the Canadian Broadcast Company (CBC) from 1999 to 2006 and Vice-President, Finance and Business Development for Groupe Covitec inc, today known as Technicolor, from 1994 to 1999. Prior to that, she worked for TVA Group Inc. as Director of Production and held various financial positions at General Motors of Canada. Ms. Marsan holds a bachelor’s degree in Finance from the HEC Montréal, a master degree in Finance issued jointly by York University and HEC Montréal. She is also a member of the Certified General Accountants Association (CGA).
          Roger Martel. Vice President, Internal Audit. Mr. Martel has served as Vice President, Internal Audit of Videotron Ltd. since February 2004. Mr. Martel also acts as Vice President, Internal Audit for Quebecor Inc., Quebecor Media Inc. and Sun Media Corporation. From February 2001 until February 2004, he was Principal Director, Internal Audit of Quebecor Media. Prior to that, he was an Internal Auditor of Le Groupe Vidéotron ltée.
          Louis Morin, Vice President. Mr. Morin became Vice President of Videotron Ltd. on January 15, 2007. On the same date, Mr. Morin was also appointed Vice President and Chief Financial Officer of Quebecor Media Inc. From December 2003 until January 2006, he served as Chief Financial Officer of Bombardier Recreational Products Inc. Prior to that Mr. Morin was Senior Vice President and Chief Financial Officer of Bombardier Inc. from April 1999 until February 2003, where he had worked since 1982. Mr. Morin was appointed Vice President and Chief Financial Officer of Quebecor Inc. on January 14, 2008. Mr. Morin holds a Master’s degree as well as a Bachelor’s degree in Business Administration from the University of Montréal and is a Chartered Accountant.
          Edouard G. Trépanier, Vice President, Regulatory Affairs. Mr. Trépanier was appointed as the Vice President, Regulatory Affairs of Videotron Ltd. in March 2002. He has also served as Vice President, Regulatory Affairs of Quebecor Media Inc. since the same date. Mr. Trépanier was Director, Regulatory Affairs of Videotron Ltd. from 1994 to 2001. Prior to joining us in 1994, Mr. Trépanier held several positions at the CRTC, including Director of Operations, Pay-television and Specialty Services. Prior to joining the CRTC, Mr. Trépanier worked as a television producer for TVA Group Inc., Rogers Communications Inc. and the Canadian Broadcasting Corporation in Ottawa. Mr. Trépanier is and has been a member of the boards of numerous broadcast industry organizations.
          Normand Vachon, Vice President, Human Resources. Mr. Vachon joined Videotron Ltd. in January 2005 as Vice President, Human Resources. Prior to joining us, Mr. Vachon acted as senior executive officer and organizational development consultant for many private organizations in the Province of Québec between 2001 and 2004 and held the position of Vice President, Corporate and Vice President, Human Resources and Organizational Development at Nova Bus Corporation from 1995 to 2000. Prior to that, Mr. Vachon worked at Alcan Inc. from 1972 to 1994, holding the positions of Director of Operations at Alcan Smelters & Chemicals in Shawinigan, Manager of Alcan Wire and Cable’s Saint-Augustin plant in the Québec City region and General Manager of Alcan Extrusions’ Laval plant.

          Jean-François Pruneau, Treasurer. Mr. Pruneau has served as Treasurer of Videotron Ltd. since October 2005. In addition, Mr. Pruneau has also served as Treasurer of Quebecor Media Inc. and Sun Media Corporation since the same date. Mr. Pruneau was named Treasurer of Quebecor Inc. in February 2007. He also serves as Treasurer of various subsidiaries of Quebecor Media Inc. Before being appointed Treasurer of Quebecor Media Inc., Mr. Pruneau successively served as Director, Finance and Assistant Treasurer – Corporate Finance of Quebecor Media Inc. Before joining Quebecor Media Inc. in May 2001, Mr. Pruneau was Associate Director of BCE Media from 1999 to 2001. From 1997 to 1999, he served as Corporate Finance Officer at Canadian National Railway. He has been a member of the CFA Institute, formerly the Association for Investment Management and Research, since 2000.
          Claudine Tremblay, Secretary. Ms. Tremblay was appointed Secretary of Videotron Ltd in November 2006. Ms. Tremblay is also currently Vice President and Secretary of Quebecor Inc. and Quebecor Media Inc. Ms. Tremblay had served as Senior Director, Corporate Secretariat for Quebecor Media Inc., Quebecor World Inc. and Quebecor Inc. since 2003. Ms. Tremblay has been Secretary of Sun Media Corporation since September 2001. She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor Inc. and, since December 2004, Ms. Tremblay serves as Corporate Secretary of TVA Group Inc. Prior to joining the Quebecor group of companies in 1987, Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des notaires du Québec since 1977.
          Christian Marcoux. Assistant Secretary. Mr. Marcoux was appointed Assistant Secretary of Videotron Ltd. in December 2006. Mr. Marcoux joined Quebecor Media Inc. in 2006 as Senior Legal Counsel, Compliance. He is currently also Assistant Secretary of Quebecor Inc., Quebecor Media Inc., TVA Group Inc. and Sun Media Corporation. From January 2004 to December 2006, Mr. Marcoux was Manager, Listed Issuer Services at the Toronto Stock Exchange. Prior to January 2004, Mr. Marcoux was an attorney with BCF LLP, a law firm, for three years.
          Dominique Poulin Gouin. Assistant Secretary. Ms. Poulin Gouin was appointed Assistant Secretary of Videotron Ltd. in June 2007. Ms. Poulin Gouin joined Quebecor Media Inc. in 2007 as Legal Counsel, Corporate Secretariat and currently holds the position of Senior Legal Counsel, Corporate Secretariat. She is currently acting as Assistant Secretary of Quebecor Inc., Quebecor Media Inc. and Videotron Ltd. Prior to joining Quebecor Media inc., Ms. Poulin Gouin was secretary of private and public companies (such as Asbestos Corporation Limited and Mazarin Inc.), after having practised in Corporate Legal Departments such as Sidbec-Dosco (Ispat) Inc. – today Mittal Canada Inc. (from 1985 to 1996) and Iron Ore Company of Canada (from 1996 to 2000). She has been a member of the Québec Bar Association since 1977.
B- Board Practices
          Reference is made to “— Directors and Executive Officers” above for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.
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
Audit Committee
          Videotron’s Audit Committee, is currently composed of three directors, namely Messrs. Jean La Couture, André Delisle and A. Michel Lavigne. Mr. La Couture is the Chairman of our Audit Committee and our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” as defined under SEC rules. See “Item 16A. Audit Committee Financial Expert”. Our Board of Directors adopted the mandate of our Audit Committee in light of the Sarbanes-Oxley Act of 2002. Our Audit Committee assists our Board of Directors in overseeing our financial controls and reporting. Our Audit Committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.
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
C- Compensation of Directors and Executive Officers
          Our directors do not receive any remuneration for acting in their capacity as directors of Videotron. The members of our Audit Committee do, however, receive attendance fees of $2,000 per meeting and the Chairman of our Audit Committee (currently, Mr. La Couture) receives an annual fee of $3,500 to act in such capacity. Our directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors and our Audit Committee. We paid an aggregate of $31,500 in cash compensation to the members of our Audit Committee, as a group, in annual fees and attendance fees for the year ended December 31, 2007.
          The aggregate amount of compensation we paid for the year ended December 31, 2007 to our executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was $4.5 million, including salaries, bonuses and profit-sharing payments.
Quebecor Media’s Stock Option Plan
          Under a stock option plan established by Quebecor Media, 8,034,000 common shares of Quebecor Media have been set aside until December 31, 2008 for officers, senior employees and other key employees of Quebecor Media and its subsidiaries, including Videotron. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of Quebecor Media common shares at the date of grant, as determined by its Board of Directors (if Quebecor Media common shares are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of grant of the common shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. Beginning March 1, 2008, and as long as the shares of Quebecor Media have not been listed on a recognized stock exchange, optionees may exercise, from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30, of each year, their right to either receive an amount in cash equal to the difference between the fair market value, as determined by Quebecor Media’s Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, purchase common shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless Quebecor Media’s Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by Quebecor Media’s Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of grant.
          As of December 31, 2007, an aggregate total of 2,101,226 options to purchase common shares of Quebecor Media have been granted to directors, officers and employees of Videotron (excluding directors, officers and employees holding multiple positions within the Quebecor Media group of companies), and are still outstanding, at a weighted average exercise price of $35.95 per share, as determined by Quebecor Media’s Compensation Committee in accordance with the terms and conditions of the Quebecor Media stock option plan. Of that number, 1,623,467 options to purchase common shares of Quebecor Media have been granted to executive officers of Videotron (excluding executive officers holding multiple positions within the Quebecor Media group of companies), at a weighted average exercise price of $35.86 per share.
          During the year ended December 31, 2007, an aggregate total of 1,255,000 options to purchase common shares of Quebecor Media have been granted to employees of Videotron at a weighted average exercise price of $44.45 per share, as determined by Quebecor Media’s compensation committee in accordance with the terms and conditions of the Quebecor Media stock option plan. Of that number, 945,000 options to purchase common shares of Quebecor Media have been granted to executive officers of Videotron (excluding executive officers holding multiple positions within the Quebecor Media group of companies), at a weighted average exercise price of $44.45 per share. For more information on this stock option plan, see Note 12 to our audited consolidated financial statements included under “Item 17. Financial Statements” of this annual report.
Pension Benefits
          Both Quebecor Media and Videotron maintain pension plans for our non-unionized employees and certain officers.
          Videotron’s pension plan provides pension benefits to our executive officers equal to 2.0% of salary (excluding bonuses) for each year of membership in the plan. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under our pension plan are as prescribed under the Income Tax Act (Canada). An executive officer contributes to this plan an amount equal to 5.0% of his or her salary up to a maximum of $4,100 per year.
          Quebecor Media’s pension plan provides higher pension benefits to eligible executive officers than those provided to other employees. The higher pension benefits under this plan equal 2.0% of average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and from the age of 61 years without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media’s pension plan are as prescribed by the Income Tax Act (Canada). An executive officer contributes to this plan an amount equal to 5.0% of his or her salary up to a maximum of $5,833 in 2008. Videotron has no liability regarding Quebecor Media’s pension plan.
          The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media’s and our pension plans:

	Years of Participation
Compensation	10	15	20	25	30
$116,666 or more	$23,333	$35,000	$46,667	$58,333	$70,000

Supplemental Retirement Benefit Plan for Designated Executives
          In addition, both Quebecor Media’s and our pension plans provide supplemental retirement benefits to certain designated executives. As of December 31, 2007, three of our senior executive officers were participants under Quebecor Media’s supplemental retirement benefit plan, and two of our senior executive officers were participants under our supplemental retirement benefit plan.
          The benefits payable to the senior executive officers who participate in Quebecor Media’s supplemental retirement benefit plan are calculated as under the basic pension plan but without regard to the limitation of the Income Tax Act (Canada), less the pension payable under the basic pension plan. The pension is payable for life without reduction from the age of 61. In case of death after retirement and from the date of death, Quebecor Media’s supplemental retirement benefit plan provides for the payment of a survivor pension to the eligible surviving spouse, representing 50.0% of the retiree’s pension for a period of up to ten years.
          As of December 31, 2007, our senior executive officers participating in Quebecor Media’s supplemental retirement benefit plan each had credited service of four years or less.
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
          As of December 31, 2007, one of our senior executive officers had a credited service of 6.4 years under our supplemental retirement benefit plan, while a second senior executive officer had 4.9 years of credited service under such plan.
          The table below indicates the annual supplemental pension that would be payable at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30
$200,000	$16,667	$25,000	$33,333	$41,667	$50,000
$300,000	$36,667	$55,000	$73,333	$91,667	$110,000
$400,000	$56,667	$85,000	$113,333	$141,667	$170,000
$500,000	$76,667	$115,000	$153,333	$191,667	$230,000
$600,000	$96,667	$145,000	$193,333	$241,667	$290,000
$800,000	$136,667	$205,000	$273,333	$341,667	$410,000
$1,000,000	$176,667	$265,000	$353,333	$441,667	$530,000
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

D- Employees
          At December 31, 2007, we employed 4,350 employees. At December 31, 2006 and 2005, we employed approximately 4,057 and 3,788 employees, respectively. Substantially all of our employees are based and work in the Province of Québec. Approximately 2,558 of our employees are unionized, and the terms of their employment are governed by one of our five regional collective bargaining agreements. Our two most important collective bargaining agreements, covering our unionized employees in the Montréal and Québec City regions, have terms extending to December 31, 2009. We also have two collective bargaining agreements covering our unionized employees in the Chicoutimi and Hull regions, with terms running through January 31, 2010 and August 31, 2011, respectively, and one other collective bargaining agreement, covering approximately 40 employees of our SETTE subsidiary, which expired on December 31, 2007. Negotiations regarding this collective bargaining agreement will be undertaken in 2008.
E- Share Ownership
          No Videotron equity securities are held by any of our directors or senior executive officers.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A- Major Shareholders
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
          Quebecor Media is 54.72% owned by Quebecor, a communications holding company, and 45.28% owned by CDP Capital d’Amérique Investissements Inc. Quebecor’s primary assets are its interests in Quebecor Media and Quebecor World Inc., a commercial printer. CDP Capital d’Amérique Investissements Inc. is a wholly-owned subsidiary of Caisse de dépôt et placement du Québec, Canada’s largest pension fund manager.
B- Related Party Transactions
          The following describes related-party transactions that are material to us and in which we or our directors, executive officers or affiliates are involved. We believe that each of the transactions described below is on terms no less favorable to us than could have been obtained from unrelated third parties.
Video-on-Demand Services
          Groupe Archambault Inc., or Archambault, which is a subsidiary of Quebecor Media, was granted a video-on-demand service license by the CRTC in July 2002. Effective March 1, 2003, we entered into an affiliation agreement with Archambault granting us the non-exclusive right to offer Archambault’s video-on-demand services to our customers. This agreement provides that we pay to Archambault 54% of all revenues generated from the fees paid by our customers to use Archambault’s video-on-demand services. This agreement expires on August 31, 2008, which is also the expiration date of Archambault’s CRTC license. We have requested the transfer of the license to Videotron and we await a decision on this request.
          In connection with this affiliation agreement, we also entered into a video-on-demand services agreement with Archambault. Pursuant to this services agreement, we have agreed to provide various technical services to Archambault to enable it to provide to our customers its video-on-demand services over our network. In consideration of these technical services, Archambault will pay us a fee of 8% of all revenues generated from fees paid by our customers to use Archambault’s video-on-demand services and will transfer to us any profit that would result from this affiliation agreement. The term of this agreement is the same as that of the affiliation agreement.
          For the year ended December 31, 2007, we paid a fee of $13.3 million to Archambault under the affiliation agreement and received a fee of $2.6 million from Archambault under the services agreement. For the year ended December 31, 2006, we paid a fee of $9.0 million to Archambault under the affiliation agreement and received a fee of $1.9 million from Archambault under the services agreement.
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

          The following table presents the amounts of our revenues, purchases and accounts payable resulting from transactions with related parties during the periods indicated:

	Year Ended December 31,
	2006	2007
	(dollars in millions)
Revenues	$25.3	$22.3
Purchases	63.5	64.1
Accounts payable	41.5	54.7
          In 2002, we began paying an annual management fee to Quebecor Media for services rendered to us pursuant to a five-year management services agreement. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. The agreement provides for an annual management fee of $46.9 million payable to Quebecor Media in respect of 2007 (2006 - $23.4 million; 2005 – 13.3 million). This agreement was renewed for 2007 and is now automatically renewed annually. In addition, Quebecor Media is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.
Income Tax Transactions
          Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we enter into certain tax consolidation transactions from time to time through which we are able to recognize certain income tax benefits.
          On December 21, 2007, Videotron’s ultimate parent company, Quebecor Inc., transferred to CF Cable TV Inc., a wholly-owned subsidiary of the Company, $9.4 million of non-capital tax losses in exchange for a net cash consideration of $2.1 million. This transaction was recorded at the exchange amount. As a result, CF Cable TV Inc. recorded an income tax asset of $2.9 million and the difference of $0.8 million between the net cash consideration and the income tax asset, was recorded as a deferred credit, included in accounts payable and accrued liabilities, which will reduce the income tax expenses in the future as these tax deductions are used.
          On December 18 and 21, 2007, Videotron’s ultimate parent company, Quebecor Inc., transferred to the Company a total of $57.1 million of non-capital tax losses in exchange for net cash consideration of $12.8 million. This transaction was recorded at the exchange amount. As a result, the Company recorded an income tax asset of $17.7 million and the difference of $4.9 million, between the net cash consideration and the income tax asset, was recorded as a deferred credit, included in accounts payable and accrued liabilities, which will reduce the income tax expenses in the future as these tax deductions are used.
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
          During the year ended December 31, 2003, we obtained from Quebecor World  Inc., which is also a subsidiary of Quebecor Inc., income tax deductions of $9.7 million, of which $9.6 million was recorded as income taxes receivable and $0.1 million as future income tax assets. The consideration payable to Quebecor World for these income tax deductions was $6.3 million as at December 31, 2004. This transaction allowed us to realize a gain of $3.4 million, which was credited to contributed surplus.

Quebecor World Outsourcing of Information Technology
          In January 2008, Quebecor World  Inc., which is also a subsidiary of Quebecor, placed itself under the protection of the Companies’ Creditors Arrangement Act. Videotron does not anticipate that this procedure will have any material impact on Videotron’s operations.
          Under an agreement, Quebecor World Inc. has retained Videotron to outsource certain of its corporate information technology services. This agreement, effective as of July 2004 and amended as of January 1, 2007, contemplated:
•	the initial purchase by Videotron of the information technology infrastructure equipment of Quebecor World;

•	the provision of consulting services by certain Quebecor World personnel to Videotron for corporate information technology services; and

•	the provision of information technology managed services by Videotron to Quebecor World in Canada.
          Quebecor World has announced its intention to terminate this agreement effective March 31, 2008.
C- Interests of Experts and Counsel
          Not applicable.

ITEM 8 — FINANCIAL INFORMATION
A- Consolidated Statements and Other Financial Information
          Our consolidated balance sheets as at December 31, 2006 and 2007 and our consolidated statements of income, shareholder’s equity, comprehensive income and cash flows for the years ended December 31, 2005, 2006 and 2007, including the notes thereto and together with the auditors’ report thereon, are presented at Item 17 of this annual report.
B- Legal Proceedings
          We are involved from time to time in various claims and lawsuits incidental to the conduct of our business in the ordinary course.
          On July 20, 2007, a motion to certify a class action lawsuit was filed in the Province of Québec against Videotron in connection with an interruption of Internet service on July 18, 2007 and other sporadic interruptions of Internet service. The plaintiff is claiming a credit for the portion of the fees paid for the Internet service for the duration of the interruptions. The plaintiff is also seeking punitive damages and damages for troubles and inconveniences. The class certification hearing has not been scheduled yet. Although it is not possible as of the date of this annual report to determine with a reasonable degree of certainty the outcome of this legal proceeding, our management believes that the suit is without merit and intends to vigorously defend its case.
          In addition, a number of other legal proceedings against Videotron, or in which Videotron is in demand, are currently pending. In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our business, results of operations, liquidity or financial position.
C- Dividend Policy and Reductions of Paid-Up Capital
          As of December 31, 2007, our issued and outstanding share capital consists of 2,515,276 Class “A” Common Shares, all of which are held by Quebecor Media. See Note 11 to our audited consolidated financial statements included under “Item 17. Financial Statements” in this annual report.
          During the year ended December 31, 2007 we paid no cash dividends on our common shares. In the year ended December 31, 2006, we paid dividends on our common shares of $10.0 million. We currently expect to pay dividends and other distributions on our common shares in the future. The declaration and payment of dividends and other distributions is in the sole discretion of our Board of Directors, and any decision regarding the declaration of dividends and other distributions will be made by our Board of Directors depending on, among other things, our financial resources, the cash flows generated by our business, our capital needs, and other factors considered relevant by our Board of Directors, including the terms of our indebtedness and applicable law.
          On several occasions during the years ended December 31, 2007 and 2006, the Company reduced the paid-up capital of its common shares through aggregate cash distributions of $299.6 million in 2007 and $108.7 million in 2006.
D- Significant Changes
          Except as otherwise disclosed in this annual report, there has been no other material adverse change in our financial position since December 31, 2007.

ITEM 9 — THE OFFER AND LISTING
A- Offer and Listing Details
          Not applicable.
B- Plan of Distribution
          Not applicable.
C- Markets
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
          Although our Senior Notes are registered under the Securities Act, there can be no assurance as to (1) the liquidity of the market, if any, for our Senior Notes, (2) the ability of the holders of our Senior Notes to sell them or (3) the prices at which any sales may be made. Our Senior Notes are not currently listed on any national securities exchange or quoted on a quotation system. We do not presently intend to apply to list our Senior Notes on any national securities exchange or to have them quoted on a quotation system. The record holder of our Senior Notes is Cede & Co., a nominee of The Depository Trust Company.
D- Selling Shareholders
          Not applicable.
E- Dilution
          Not applicable.

F- Expenses of the Issue
          Not applicable.
ITEM 10 — ADDITIONAL INFORMATION
A- Share Capital
          Not applicable.
B- Memorandum and Articles of Association
          The Articles of Amalgamation of Videotron, dated as of July 1, 2006, have been filed by us as an Exhibit to this annual report. Videotron’s Articles of Amalgamation are referred to as our “Articles”. The following is a summary of certain provisions of our Articles and by-laws:
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

Neither the Articles nor our by-laws contain any provision with respect to (a) the retirement or non-retirement of our directors under an age limit requirement or (b) the number of shares, if any, required for the qualification of our directors.
3.	The rights, preferences and restrictions attaching to our common shares and our preferred shares (consisting of our Class “A” Common Shares and our authorized classes of preferred shares, comprised or our Class “B” Preferred Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares, Class “F” Preferred Shares and Class “G” Preferred Shares) are set forth below:

Common Shares
Class “A” Common Shares
(a)	Dividend rights: Subject to the rights of the holders of our preferred shares (including their redemption rights) and subject to applicable law, each Class “A” Common Share is entitled to receive such dividends as our Board of Directors shall determine.

(b)	Voting rights: The holders of Class “A” Common Shares are entitled to vote at each shareholders’ meeting with the exception of meetings at which only the holders of another class of shares are entitled to vote. Each Class “A” Common Share entitles the holder to one vote. The holders of the Class “A” Common Shares shall elect the directors of Videotron at an annual or special meting of shareholders called for that purpose, except that any vacancy occurring in the Board of Directors may be filled, for the remainder of the term, by our Directors. At any meeting of shareholders called for such purpose, directors are elected by a majority of the votes cast in respect of such election.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “A” Common Shares are entitled to receive dividends as determined by our Board of Directors subject to certain restrictions) and paragraph (d) below (whereby the holders of our Class “A” Common Shares are entitled to participation in the remaining property and assets of our company available for distribution in the event of liquidation or dissolution), None.

(d)	Rights upon liquidation: In the event of our liquidation or dissolution or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of our Class “A” Common Shares shall be entitled, subject to the rights of the holders of our preferred shares, to participate equally, share for share, in our residual property and assets available for distribution to our shareholders, without preference or distinction.

(e)	Redemption provisions: None.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of common shares as a result of such holder owning a substantial number of common shares: None.
Preferred Shares
Class “B” Preferred Shares
(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “B” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares and Class “F” Preferred Shares, but subordinated to the holders of our Class “G” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “B” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our company.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “B” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “B” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “B” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “B” Preferred Shares have certain redemption rights): None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “B” Preferred Shares shall be entitled to repayment of the amount paid for the Class “B” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “B” Preferred Shares.

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
Class “C” Preferred Shares
(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “C” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares, Class “D” Preferred Shares, Class “E” Preferred Shares and Class “F” Preferred Shares, but subordinated to the holders of our Class “B” Preferred Shares and Class “G” Preferred Shares, a preferential and non-

cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “C” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our company.

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

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class “E” Preferred Shares as a result of such holder owning a substantial number of our Class “E” Preferred Shares: None.
Class “F” Preferred Shares
(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “F” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares, but subordinated to the holders of our Class “B” Preferred Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares and Class “G” Preferred Shares, a preferential and non- cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “F” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our company.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “F” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “F” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “F” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “F” Preferred Shares have certain redemption rights), None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “F” Preferred Shares shall be shall be entitled to repayment of the amount paid for the Class “F” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “F” Preferred Shares.

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
C- MATERIAL CONTRACTS
          The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years preceding publication of this annual report.
(a)	Indenture relating to US$650,000,000 of our 6 7/8% Senior Notes due January 15, 2014, dated as of October 8, 2003, by and among Videotron, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association) as trustee, as supplemented.

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

(b)	Indenture relating to US$175,000,000 of our 6 3/8% Senior Notes due December 15, 2015, dated as of September 16, 2005, by and among Videotron, the guarantors party thereto, and Wells Fargo, National Association, as trustee.

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

(c)	Amended and Restated Credit Agreement, dated as of November 19, 2004, by and among Videotron, as borrower, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent.

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

Borrowings under this amended and restated credit facility and under eligible derivative instruments are secured by a first-ranking hypothec or security interest (subject to certain permitted encumbrances) on all of our current and future assets, as well as those of the guarantors party thereto, including most but not all of our subsidiaries (the “Vidéotron Group”), guarantees of all the members of the Videotron Group, pledges of the shares of Videotron and the members of the Vidéotron Group, and other security.

This amended and restated credit facility contains customary covenants that restrict and limit the ability of Videotron and the members of the Vidéotron Group to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, this amended and restated credit facility contains customary financial covenants. It also contains customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to us and the members of the Vidéotron Group, and the occurrence of a change of control.

(d)	Back-to-back transaction agreement, effective as of January 3, 2007, by and between Quebecor Media and Videotron

On January 3, 2007, we entered in a back-to-back transaction by contracting a subordinated loan of $1.0 billion from Quebecor Media and used the entire proceeds of this borrowing to purchase 1,000,000 Preferred Shares, Series B of 9101-0835 Québec inc., a subsidiary of Quebecor Media. The subordinated loan bears interest at a rate of 10.5%, payable semi-annually, and matures on January 3, 2022. The Preferred Shares, Series B carry the right to receive a cumulative annual dividend of 10.85% payable semi-annually. See also Note 6 to our consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

(e)	Back-to-back transaction agreement, effective as of May 31, 2007, by and between Quebecor Media and Videotron

On May 31, 2007, we entered in a back-to-back transaction by contracting a subordinated loan of $870.0 million from Quebecor Media and used the entire proceeds of this borrowing to purchase 870,000 Preferred Shares, Series B of 9101-0835 Québec inc., a subsidiary of Quebecor Media. The subordinated loan bears interest at a rate of 10.5%, payable semi-annually, and matures on May 31, 2022. The Preferred Shares, Series B carry the right to receive a cumulative annual dividend of 10.85% payable semi-annually. See also Note 6 to our consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

(f)	Back-to-back transaction agreement, effective as of May 31, 2007, by and between Quebecor Media and CF Cable TV Inc., a wholly-owned subsidiary of Vidéotron

On May 31, 2007, CF Cable TV inc., a wholly-owned subsidiary of the Company, entered into a back-to-back transaction by contracting a subordinated loan of $125.0 million from Quebecor Média Inc. and invested the $125 million into 125,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Média Inc. The subordinated loan bears interest at a rate of 10.5% payable every six months on June 20 and December 20, and matures on May 31, 2022. The preferred shares carry the right to receive a cumulative annual dividend of 10.85%, payable semi-annually. See also Note 6 to our consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

(g)	Back-to-back transaction agreement, effective as of January 4, 2008, by and between Quebecor Media and Vidéotron

On January 4, 2008, the Company contracted a subordinated loan of $415.0 million from Quebecor Média Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. on the same day, the company invested the total proceeds of $415.0 million into 415,000 preferred shares, Series B, of 9101-0835 Québec inc., a subsidiary of Quebecor media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually. See also Note 6 to our consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

(h)	Back-to-back transaction agreement, effective as of January 4, 2008, by and between Quebecor Media and CF Cable TV Inc., a wholly-owned subsidiary of Videotron

On January 4, 2008, CF Cable TV inc., a wholly-owned subsidiary of Videotron, contracted a subordinated loan of $170.0 million from Quebecor Media, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, CF Cable TV Inc. invested the total proceeds of $170.0 million into 170,000 preferred shares, Series B, of 9101-0835 Québec inc., a subsidiary of Quebecor Media. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually. See also Note 6 to our consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

D- Exchange Controls
     There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of our securities, other than withholding tax requirements. See “— Taxation — Canadian Material Federal Income Tax Considerations for Residents of the United States” below.
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
E- Taxation
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
     This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to holders that may be subject to special rules under U.S. federal income tax law, including:
•	dealers in stocks, securities or currencies;

•	securities traders that use a mark-to-market accounting method;

•	banks and financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	persons holding notes as part of a hedging or conversion transaction or a straddle;

•	persons deemed to sell notes under the constructive sale provisions of the Code;

•	persons who or that are, or may become, subject to the expatriation provisions of the Code;

•	persons whose functional currency is not the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more of our outstanding voting shares.
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
     To ensure compliance with requirements imposed by the IRS, you are hereby informed that the United States tax advice contained herein: (i) is written in connection with the promotion or marketing by Videotron of the transactions or matters addressed herein, and (ii) is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding United States tax penalties. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.
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
     In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the notes. According to U.S. Treasury regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of additional amounts pursuant to the provisions related to changes in Canadian laws or regulations applicable to tax-related withholdings or deductions, the registration rights provisions, the optional redemption or change of control provisions as part of the yield to maturity of the notes. Our determination that these contingencies are remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on its notes in excess of stated interest and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If we pay additional amounts on the notes, U.S. Holders will be required to recognize such amounts as income.
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
     The market discount and bond premium rules are complicated, and U.S. Holders are urged to consult their own tax advisors regarding the tax consequences of owning and disposing of notes with market discount or bond premium, including the availability of certain elections.
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
     Any such gain or loss generally will be capital gain or loss (except as described under “—Market Discount and Bond Premium” above) and generally will be long-term capital gain or loss if the note has been held or deemed held for more than one year at the time of the disposition. Net capital gains of noncorporate U.S. Holders, including individuals, may be taxed at lower rates than items of ordinary income. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. Any gain or loss recognized by a U.S. Holder on the sale or other disposition of a note generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States. Any loss attributable to accrued but unpaid interest will be allocated against income of the same category and source as the interest on the notes unless certain exceptions apply. A U.S. Holder’s adjusted tax basis in a note will generally equal the U.S. Holder’s cost therefor, increased by the amount of market discount, if any, previously included in income in respect of the note and decreased (but not below zero) by the amount of principal payments received by such holder in respect of the note, any amounts treated as a return of pre-issuance accrued interest (as discussed above in “—Pre-Issuance Accrued Interest”) and the amount of amortized bond premium, if any, previously taken into account with respect to the note.
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
Canadian Material Federal Income Tax Considerations for Residents of the United States
     The following summary fairly describes the main Canadian federal income tax consequences applicable to you if you exchanged old notes for new notes pursuant to any of our exchange offers or if you invested, as initial purchaser, in the notes and, for purposes of the Income Tax Act (Canada), which we refer to as the Act, you hold such notes as capital property. Generally, a note will be considered to be capital property to a holder provided the holder does not hold the note in the course of carrying on a business and has not acquired the note in one or more transactions considered to be an adventure or concerns in the nature of trade. This summary is based on the Canada-United States Income Tax Convention (1980), as amended, or the Convention, the relevant provisions of the Act and the Regulations thereunder, or the Regulations, as in force on the date hereof, and our understanding of the administrative practices of the Canada Revenue Agency. It assumes that the specific proposals to amend the Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date of this annual report are enacted in their present form, but the Act or the Regulations may not be amended as proposed or at all. This summary does not address provincial, territorial or foreign income tax considerations. Changes in the law or administrative practices or future court decisions may affect your tax treatment.
     The following commentary is generally applicable to a holder who, at all times for purposes of the Act, deals at arm’s length with us and is neither an insurer who carries on an insurance business in Canada nor an authorized foreign bank and who, at all times for the purposes of the Convention and the Act, is a resident of the United States, is not and is not deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold the notes in the course of carrying on a business in Canada, who we refer to as a U.S.-Holder.
Interest Payments
     A U.S.-Holder will not be subject to tax (including withholding tax) under the Act on interest, principal or premium on the notes.
Dispositions
     Gains realized on the disposition or deemed disposition of a note by a U.S.-Holder will not be subject to tax under the Act.
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

F- Dividends And Paying Agents
     Not applicable.
G- Statement By Experts
     Not applicable.
H- Documents on Display
     We file periodic reports and other information with the SEC. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or obtain copies of this information by mail from the public reference room at the prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the SEC’s Public Reference Room. The SEC also maintains an Internet website that contains reports and other information about issuers like us who file electronically with the SEC. The URL of that website is http://www.sec.gov. Any documents referred to in this annual report may also be inspected at our offices at 300 Viger Avenue East, Montréal, Québec, Canada H2X 3W4 and 612 St. Jacques Street, Montréal, Québec, Canada, H3C 4M8.
I- Subsidiary Information
     Not applicable.
ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     We use certain financial instruments such as interest rate and cross-currency swaps to manage interest rate and foreign exchange risk exposures. These instruments are used solely to manage the financial risks associated with our obligations and are not used for trading or speculation purposes.
Foreign Currency Risk
     Most of our revenues and expenses, other than interest and principal payments on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt must be paid in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on 100% of our U.S. dollar-denominated debt obligations and to hedge our exposure on certain purchases of set-top boxes, cable modems and capital expenditures.
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

Cross-Currency Interest Rate Swaps

					Exchange rate
					on interest and
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
Credit Risk
     Concentration of credit risk with respect to trade receivables is limited due to our diverse operations and large customer base. As of December 31, 2007, we had no significant concentration of credit risk. We believe that the products and services that we sell and the diversity of our customer base is instrumental in reducing our concentration of credit risk exposure, as well as the impact of a potential change in our local markets or product-line demand.
     We are exposed to credit risk in the event of non-performance by the counterparties to our cross-currency and interest rate swap agreements. We do not obtain collateral or other security to support financial instruments subject to credit risk, but we mitigate this risk by dealing only with major Canadian and U.S. financial institutions and, accordingly, do not currently anticipate loss for non-performance.
Fair Value of Financial Instruments
     The table below provides information on the derivative financial instruments and other financial instruments that are sensitive to changes in interest rates and foreign currencies as of the date shown.

	December 31, 2006		December 31, 2007
	Carrying		Carrying
	value	Fair value	value	Fair value
	(in millions)
Long-term debt	$(1,021.2)	$(1,010.6)	$(973.4)	$(938.2)
Interest rate swaps	0.0	0.0	—	—
Cross-currency interest rate swaps	(71.8)	(141.1)	(241.3)	(241.3)
Foreign exchange forward contracts	—	2.1	(4.2)	(4.2)
Material Limitations
     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Principal Repayments
     As at December 31, 2007, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

(in thousands of
Year ending December 31,	dollars)
2008	$—
2009	$147.7
2010	$—
2011	$—
2012	$—
2013 and thereafter	$825.6
ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.

PART II
ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Material Modifications To The Rights Of Security Holders
     There have been no material modifications to the rights of security holders.
Use Of Proceeds
     Not applicable.
ITEM 15 — CONTROLS AND PROCEDURES
     As at the end of the period covered by this report, Videotron’s President and Chief Executive Officer and Videotron’s Executive Vice President, Finance and Operations and Chief Financial Officer, together with members of Videotron’s senior management, have carried out an evaluation of the effectiveness of Videotron’s disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, Videotron’s President and Chief Executive Officer and Videotron’s Executive Vice President, Finance and Operations and Chief Financial Officer, concluded that Videotron’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that Videotron files or submits under the Exchange Act is accumulated and communicated to management, including the company’s principal executive and principal financial officer, to allow timely decisions regarding disclosure.
     Videotron’s management is responsible for establishing and maintaining adequate internal control over financial reporting of the company (as defined by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Videotron’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Videotron; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Videotron are being made only in accordance with authorizations of Videotron’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Videotron’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Videotron’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Videotron’s internal control over financial reporting was effective as of December 31, 2007.

     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related temporary SEC rules, this annual report does not include an attestation report of Videotron’s registered public accounting firm regarding our internal control over financial reporting. Our management’s report regarding the effectiveness of our internal control over financial reporting was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.
     There have been no changes in Videotron’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Videotron’s internal control over financial reporting.
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
ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES
     KPMG LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2007, for which audited consolidated financial statements appear in this annual report on Form 20-F.
     The Audit Committee of our Board of Directors establishes the external auditors’ compensation. In 2003, our Audit Committee also established policies and procedures to pre-approve all audit and non-audit services, determining which non-audit services the external auditors are prohibited from providing, and, exceptionally, authorizing permitted non-audit services to be performed by the external auditors, but only to the extent those services are permitted by the Sarbanes-Oxley Act of 2002 and Canadian law. For the year ended December 31, 2007, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services under the Sarbanes-Oxley Act 2002. For the year ended December 31, 2006, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to this “de minimis exception” under the Sarbanes-Oxley Act of 2002. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditor, KPMG LLP, for each of the years ended December 31, 2006 and 2007.

	Year Ended
	December 31,
	2006	2007
	(in thousands)
Audit Fees	$544.5	$590.3
Audit-Related Fees (1)	46.4	56.6
All Other Fees (2)	—	327.4

Total	$590.9	$974.3

(1)	Audit-Related Fees include fees for the audits of our employee pension plans, the review of one subsidiary’s financial statements and various reports to statutory authorities.

(2)	All Other Fees include fees billed for assistance with respect to internal controls over financial reporting and disclosure controls and procedures.
ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.
PART III
ITEM 17 — FINANCIAL STATEMENTS
     Our consolidated balance sheets as at December 31, 2006 and 2007 and our consolidated statements of income, shareholder’s equity, comprehensive income and cash flows for the years ended December 31, 2005, 2006 and 2007, including the notes thereto and together with the auditors’ report thereon, are included beginning on page F-1 of this annual report.
ITEM 18 — FINANCIAL STATEMENTS
     Not applicable.
ITEM 19 — EXHIBITS
A- EXHIBITS
     The following documents are filed as exhibits to this Form 20-F:

1.1	Articles of Amalgamation of Videotron Ltd. as of July 1, 2006 (translation) (incorporated by reference to Exhibit 1.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007).

1.2	By-laws of Videotron Ltd. as of July 1, 2006 (incorporated by reference to Exhibit 1.2 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007).

1.3	Articles of Incorporation of Le SuperClub Vidéotron ltée (translation) (incorporated by reference to Exhibit 3.7 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

1.4	By-laws of Le SuperClub Vidéotron ltée (incorporated by reference to Exhibit 3.8 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

1.5	Articles of Incorporation of Groupe de Divertissement SuperClub inc. (translation) (incorporated by reference to Exhibit 3.9 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

1.6	Articles of Amendment dated January 16, 2004 to Articles of Incorporation of Groupe de Divertissement SuperClub inc. (translation) (incorporated by reference to Exhibit 3.14 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 14, 2005, Registration Statement No. 333-121032).

1.7	By-laws of Groupe de Divertissement SuperClub inc. (incorporated by reference to Exhibit 3.10 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

1.8	By-law No. 2004-1 of Groupe de Divertissement SuperClub inc. adopted January 16, 2004 (translation) (incorporated by reference to Exhibit 3.16 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 14, 2005, Registration Statement No. 333-121032).

1.9	Articles of Incorporation of Le SuperClub Vidéotron Canada inc. (translation) (incorporated by reference to Exhibit 3.17 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 14, 2005, Registration Statement No. 333-121032).

1.10	By-laws of Le SuperClub Vidéotron Canada inc. (translation) (incorporated by reference to Exhibit 3.18 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 14, 2005, Registration Statement No. 333-121032).

1.11	Articles of Incorporation of Les Propriétés SuperClub inc. (translation) (incorporated by reference to Exhibit 3.19 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 14, 2005, Registration Statement No. 333-121032).

1.12	By-laws of Les Propriétés SuperClub inc. (translation) (incorporated by reference to Exhibit 3.20 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 14, 2005, Registration Statement No. 333-121032).

1.13	Articles of Amalgamation of CF Cable TV Inc. (translation) (incorporated by reference to Exhibit 1.13 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, dated March 21, 2006).

1.14	By-Laws of CF Cable TV Inc. (incorporated by reference to Exhibit 1.14 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, dated March 21, 2006).

2.1	Form of 6 7/8% Senior Notes due January 15, 2014 of Videotron Ltd. registered pursuant to the Securities Act of 1933 (included as Exhibit A to Exhibit 2.3 below).

2.2	Form of Notation of Guarantee by the subsidiary guarantors of the 6 7/8% Senior Notes due January 15, 2014 of Videotron Ltd. (included as Exhibit E to Exhibit 2.3 below).

2.3	Indenture, dated as of October 8, 2003, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank Minnesota, N.A. (now named Wells Fargo Bank, National Association), as trustee (incorporated by reference to Exhibit 4.3 to Videotron Ltd.’s Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697).

2.4	First Supplemental Indenture dated as of July 12, 2004 by and among Videotron Ltd., SuperClub Vidéotron Canada inc., Les Propriétés SuperClub inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.4 to Videotron Ltd.’s Registration Statement on Form F-4 dated December 6, 2004, Registration Statement No. 333-121032).

2.5	Form of 6 3/8% Senior Notes due December 15, 2015 of Vidéotron ltée being registered pursuant to the Securities Act of 1933 (included as Exhibit A to Exhibit 2.7 below).

2.6	Form of Notation of Guarantee by the subsidiary guarantors of the 6 3/8% Senior Notes due December 15, 2015 of Vidéotron ltée (included as Exhibit E to Exhibit 2.7 below).

2.7	Indenture, dated as of September 16, 2005, by and among Videotron ltée, the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to Videotron Ltd.’s Registration Statement on Form F-4 dated October 14, 2005, Registration Statement No. 333-128998).

4.1	Sixth Amending Agreement, dated as of October 8, 2003, to the Credit Agreement dated as of November 28, 2000, as amended by the First Amending Agreement, dated as of January 5, 2001, a Second Amending Agreement, dated as of June 29, 2001, a Third Amending Agreement, dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement, dated as of December 23, 2002 and a Fifth Amending Agreement, dated as of March 24, 2003, among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron ltée, Groupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc., Videotron (Regional) Ltd, Télé-Câble Charlevoix (1997) inc., Vidéotron TVN inc. and Câblage QMI inc., as guarantors, and by Quebecor Media Inc. (incorporated by reference to Exhibit 10.1 to Videotron Ltd.’s Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697).

4.2	Seventh Amending Agreement, dated as of November 19, 2004, to the Credit Agreement, dated as of November 28, 2000, as amended by the First Amending Agreement, dated as of January 5, 2001, a Second Amending Agreement, dated as of June 29, 2001, a Third Amending Agreement, dated as of December 12, 2001, a Fourth Amending Agreement, dated as of December 23, 2002, a Fifth Amending Agreement, dated as of March 24, 2003 and a Sixth Amending Agreement dated as of October 8, 2003 among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub-Vidéotron ltée, Groupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc. Videotron Regional Ltd., 9139-3256 Québec inc., Videotron TUN inc., Les Propriétés SuperClub inc. and SuperClub Vidéotron Canada inc., as guarantors (the “Guarantors”), and by Quebecor Media Inc. (incorporated by reference to Exhibit 10.2 to Videotron Ltd.’s Registration Statement on Form F-4 dated December 6, 2004, Registration Statement No. 333-121032).

4.3	Form of Amended and Restated Credit Agreement (the “Credit Agreement”) entered into as of November 28, 2000, as amended by a First Amending Agreement, dated as of January 5, 2001, a Second Amending Agreement, dated as of June 29, 2001, a Third Amending Agreement, dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement, dated as of December 23, 2002, a Fifth Amending Agreement, dated as of March 24, 2003, a Sixth Amending Agreement, dated as of October 8, 2003, among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto (included as Schedule 2 to Exhibit 4.2 above).

4.4	Form of Guarantee of the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 10.5 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.5	Form of Share Pledge of the shares of Videotron Ltd. and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 10.5 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.6	Management Services Agreement, effective as of January 1, 2002, between Quebecor Media Inc. and Videotron Ltd. (incorporated by reference to Exhibit 10.5 to Videotron Ltd.’s Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697).

4.7	Lease Agreement, dated, November 24, 1993, between Le Groupe Vidéotron ltée and National Bank of Canada for the property located at 300 Viger Street East, Montréal, Province of Québec, Canada, together with a summary thereof in the English language (incorporated by reference to Exhibit 10.3 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.8	Form of Guarantee of the Guarantors under Videotron’s Ltd.’s Credit Agreement (incorporated by reference to Schedule D of Exhibit 10.5 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.9	Form of Share Pledge of the shares of Vidéotron ltée and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 10.5 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Videotron Ltd.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed on April 29, 2004).

12.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Yvan Gingras, Executive Vice President, Finance and Operations and Chief Financial Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Yvan Gingras, Executive Vice President, Finance and Operations and Chief Financial Officer of Videotron Ltd. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIDEOTRON LTD.
By:	/s/ Yvan Gingras
	Name:	Yvan Gingras
	Title:	Executive Vice President, Finance and Operations, and Chief Financial Officer

Dated: March 26, 2008

Report of Independent Registered Public Accounting Firm
to the Board of Directors and to the shareholder of Videotron Ltd.
We have audited the accompanying consolidated balance sheets of Videotron Ltd. and its subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Videotron Ltd. and its subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles. Also, as discussed in note 1 b) to the consolidated financial statements, effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants’ new accounting standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.
Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles (“US GAAP”). Information relating to the nature and effect of such differences is presented in note 20 to the consolidated financial statements. Also, as discussed in note 20 to the consolidated financial statements, in 2007 the Company changed in its US GAAP reconciliation its method of accounting for uncertainty in income taxes.
/s/ KPMG LLP
Chartered Accountants
Montréal, Canada
February 29, 2008

VIDEOTRON LTD.
Consolidated Statements of Income
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

	2007	2006	2005

Operating revenues:
Cable television	$735,832	$677,273	$618,346
Internet	422,448	345,075	270,791
Telephony	213,194	108,565	21,088
Business solution	70,189	74,352	78,409
Video stores	59,956	55,585	55,146
Other	50,987	48,745	36,626

	1,552,606	1,309,595	1,080,406

Direct costs and operating expenses	909,923	796,887	666,793

Amortization	206,083	185,115	166,292

Financial expenses (note 3)	67,052	79,586	74,737

Impairment of goodwill (note 1 (m))	5,425	—	—

Income before income taxes and non-controlling interest	364,123	248,007	172,584

Income taxes (note 4):
Current	67	(439)	2,911
Future	38,191	64,669	66,880

	38,258	64,230	69,791

	325,865	183,777	102,793

Non-controlling interest	173	86	102

Net income	$325,692	$183,691	$102,691

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.
Consolidated Statements of Comprehensive Income
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

	2007	2006	2005

Net income	$325,692	$183,691	$102,691

Other comprehensive income:
Unrealized gain on derivative instruments	17,172	—	—
Income taxes	(2,028)	—	—

Comprehensive income	$340,836	$183,691	$102,691

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.
Consolidated Statements of Shareholder’s Equity
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

				Accumulated	Total
	Share	Contributed		other compre-	shareholder’s
	capital	surplus	Deficit	hensive loss	equity

Balance as at December 31, 2004	$388,593	$576,934	$(736,225)	$—	$229,302

Transfer of tax deductions from a company controlled by the ultimate parent company (note 16)	—	23	—	—	23

Reduction of paid-up capital (note 11)	(45,653)	—	—	—	(45,653)

Net income for the year	—	—	102,691	—	102,691

Dividend	—	—	(210,000)	—	(210,000)

Balance as at December 31, 2005	342,940	576,957	(843,534)	—	76,363

Transfer of tax deductions from a company controlled by the ultimate parent company (note 16)	—	22	—	—	22

Issuance of shares (note 11)	111,536	—	—	—	111,536

Reduction of paid-up capital (note 11)	(108,749)	—	—	—	(108,749)

Excess of consideration paid over the carrying value of debt transferred to the parent company (note 9)	—	—	(3,282)	—	(3,282)

Net income for the year	—	—	183,691	—	183,691

Dividend	—	—	(10,000)	—	(10,000)

Balance as at December 31, 2006, as previously reported	345,727	576,979	(673,125)	—	249,581

Cumulative effect of changes in accounting policies (note 1)	—	—	(9,311)	(22,446)	(31,757)

Balance as at January 1, 2007, as restated	345,727	576,979	(682,436)	(22,446)	217,824

Reduction of paid-up capital (note 11)	(299,550)	—	—	—	(299,550)

Net income for the year	—	—	325,692	—	325,692

Other comprehensive income, net of income taxes	—	—	—	15,144	15,144

Balance as at December 31, 2007	$46,177	$576,979	$(356,744)	$(7,302)	$259,110

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.
Consolidated Statements of Cash Flows
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

	2007	2006	2005

Cash flows related to operating activities:
Net income	$325,692	$183,691	$102,691
Adjustments for the following items:
Amortization of fixed assets	203,902	183,619	164,684
Amortization of other assets	21,435	17,835	11,705
Amortization of financing costs and debt premium or discount	(945)	432	(352)
Impairment of goodwill	5,425	—	—
Future income taxes	38,191	64,669	66,880
Loss (gain) on disposal of fixed assets	3,245	1,416	(1,318)
Non-controlling interest	173	86	102
(Gain) loss on revaluation of Additional Amount payable	—	(3,286)	10,140
Net (gain) loss on derivative instruments and on foreign currency translation of financial instruments (note 3)	(9,124)	(19)	248
Gain on repayment of long-term debt	—	—	(312)
Other	1,142	755	(765)

	589,136	449,198	353,703

Net change in non-cash balances related to operations:
Accounts receivable	(26,832)	(22,187)	(19,315)
Amounts receivable from and payable to affiliated companies	3,715	3,606	24,131
Inventories	104	(10,225)	4,286
Prepaid expenses	(7,824)	(1,363)	967
Accounts payable and accrued liabilities	(1,044)	19,015	16,189
Deferred revenue	15,298	19,013	15,320
Other assets	(20,973)	(18,902)	(16,758)
Other	1,343	2,464	8,682

	(36,213)	(8,579)	33,502

Cash flows provided by operating activities	552,923	440,619	387,205

Cash flows related to investing activities:
Acquisition of fixed assets	(330,075)	(302,629)	(219,865)
Acquisition of shares of a company under common control	(1,995,000)	—	—
Net decrease (increase) in temporary investments	987	39,509	(19,246)
Payment of tax deductions to a parent company	(14,863)	—	(35,200)
Other	787	(1,981)	(666)

Cash flows used in investing activities	(2,338,164)	(265,101)	(274,977)

Sub-total, balance carried forward	(1,785,241)	175,518	112,228

VIDEOTRON LTD.
Consolidated Statements of Cash Flows, Continued
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

	2007	2006	2005

Sub-total, balance brought forward	$(1,785,241)	$175,518	$112,228

Cash flows related to financing activities:
Net change in bank indebtedness	(8,965)	18,470	—
Net borrowings under bank credit facility (note 10)	98,721	49,000	—
Repayment of long-term debt	—	—	(92,284)
Settlement of derivative financial instruments	35	(938)	(10,955)
Issuance of long-term debt, net of financing costs	—	—	200,185
Subordinated loan from parent company	1,995,000	—	—
Issuance of shares	—	111,536	—
Transfer of Additional Amount payable to parent company	—	(111,536)	—
Repayment of subordinated loan to parent company	—	(150,000)	—
Reimbursement of advance to parent company	—	—	40,893
Dividends	—	(10,000)	(210,000)
Reduction in paid-up capital	(299,550)	(108,749)	(45,653)
Other	—	—	(126)

Cash flows provided by (used in) financing activities	1,785,241	(202,217)	(117,940)

Net change in cash and cash equivalents	—	(26,699)	(5,712)
Cash and cash equivalents at beginning of year	—	26,699	32,411

Cash and cash equivalents at end of year	$—	$—	$26,699

Cash and cash equivalents are comprised of:
Cash and cash equivalents	$—	$—	$26,699

Non-cash financing and investing activities:
Purchase of fixed assets financed by accounts payable and accrued liabilities	$33,868	$35,778	$16,569

Cash interest payments (net of receipts)	$80,143	$80,514	$62,765
Cash interest payments to parent company	159,078	17,951	—
Cash income tax payments (net of refunds)	(206)	988	3,224

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.
Consolidated Balance Sheets
As at December 31
(in thousands of Canadian dollars)

	2007	2006

Assets
Current assets:
Temporary investments	$—	$987
Accounts receivable	161,366	134,677
Amounts receivable from affiliated companies (note 16)	12,266	2,660
Income taxes	220	310
Inventories (note 5)	39,445	39,451
Prepaid expenses	16,316	8,568
Future income taxes (note 4)	31,585	24,728

	261,198	211,381

Investments (note 6)	1,995,000	—
Fixed assets (note 7)	1,408,805	1,289,429
Future income taxes (note 4)	2,970	3,358
Other assets (note 8)	30,466	45,282
Goodwill	433,759	438,582

	$4,132,198	$1,988,032

Liabilities and Shareholder’s Equity
Current liabilities:
Bank indebtedness	$9,505	$18,470
Accounts payable and accrued liabilities	267,432	263,290
Amounts payable to affiliated companies (note 16)	54,683	41,529
Deferred revenue	151,928	135,335
Income taxes	119	81

	483,667	458,705

Long-term debt (note 10)	950,988	1,021,170
Subordinated loan to parent company (note 6)	1,995,000	—
Derivative financial instruments (note 15)	245,556	71,828
Deferred revenue	21,112	22,407
Pension plan accrued liability	9,656	8,624
Future income taxes (note 4)	166,162	154,943
Non-controlling interest	947	774

	3,873,088	1,738,451

Shareholder’s equity:
Share capital (note 11)	46,177	345,727
Contributed surplus	576,979	576,979
Deficit	(356,744)	(673,125)
Accumulated other comprehensive loss (note 13)	(7,302)	—

	259,110	249,581

	$4,132,198	$1,988,032

Commitments and guarantees (note 14)
Contingencies (note 17)
Subsequent events (note 19)
See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
Videotron Ltd. (the “Company”) is a cable service provider in the province of Québec for pay-television services, Internet access and telephony services. It also provides business telecommunication services, wireless communication services and operates a chain of video stores.

1.	Summary of significant accounting policies:

The accompanying consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant differences between generally accepted accounting principles in Canada and in the United States are described in note 20.
(a)	Basis of presentation:

These consolidated financial statements, expressed in Canadian dollars, include the consolidated financial statements of Videotron Ltd. and its subsidiaries, CF Cable TV Inc., Le SuperClub Vidéotron Ltée, SETTE inc. and Videotron US inc., incorporated under the laws of the State of Delaware, on September 20, 2007.

Certain comparative figures for the years 2006 and 2005 have been reclassified to conform to the financial presentation adopted for the year ended December 31, 2007.

(b)	Change in accounting policies:

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments — Recognition and Measurement and Section 3865, Hedges.

Changes in accounting policies in conformity with these new accounting standards are as follows:
(i)	Comprehensive income:

Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholder’s equity arising from transactions and other events with non-owner sources, such as unrealized gains and losses on financial assets classified as available-for-sale and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this Section, the consolidated financial statements now include a consolidated statement of comprehensive income.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
1.	Summary of significant accounting policies (continued):
(b)	Change in accounting policies (continued):
(ii)	Financial instruments:

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held for trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities, and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held for trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments.

Financial assets and financial liabilities held for trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market and changes in fair value recorded in comprehensive income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The Company has classified its cash and cash equivalents and temporary investments as held for trading. Amounts receivable, amounts receivable from related parties, loans and other long-term receivables have been classified as loans and receivables. All investments were classified as available-for-sale. All of the Company’s financial liabilities were classified as other liabilities.

Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivatives are recognized in financial expenses with the exception of derivatives designated as a cash flow hedge, for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting the standard related to embedded derivatives.

(iii)	Hedges:

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
1.	Summary of significant accounting policies (continued):
(b)	Change in accounting policies (continued):
(iii)	Hedges (continued):

Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

For derivative instruments designated as cash flow hedges, such as certain cross currency interest rate swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Upon adoption of these new standards, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures of prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:
•	Decrease in other assets of $14.5 million;

•	Increase in derivative financial instruments of $60.6 million;

•	Decrease in long-term debt of $28.6 million;

•	Decrease in future income tax liabilities of $14.8 million;

•	Increase in deficit of $9.3 million;

•	Increase in accumulated other comprehensive loss of $22.4 million.
The adoption of the new standards resulted in an increase of $11.3 million in net income during the year ended December 31, 2007.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
1.	Summary of significant accounting policies (continued):
(c)	Foreign currency translation:
Other foreign currency transactions are translated using the temporal method. Translation gains and losses are included in financial expenses.
(d)	Use of estimates:
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and post-retirements benefit costs, key economic assumptions used in determining the allowance for doubtful accounts, the provision for obsolescence, legal contingencies, the useful life of assets for amortization and evaluation of expected future cash flows to be generated by those assets, the determination of implied fair value of goodwill and fair value of assets and liabilities for business purchase price allocations purposes and goodwill impairment tests purposes, provisions for income taxes and determination of future income tax assets and liabilities, and the determination of fair value of financial instruments and derivative instruments. Actual results could differ from these estimates.
(e)	Impairment of long-lived assets:
The Company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset or group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment loss is based on the amount by which the group of assets carrying amount exceeds its fair value. Fair value is determined using quoted market prices, when available, or using accepted valuation techniques such as the discounted future cash flows method.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
1.	Summary of significant accounting policies (continued):
(f)	Revenue recognition:
The Cable and wireless services are provided under arrangement with multiple deliverables which are comprised of two separate accounting units: one for subscriber services (connecting fees and operating services) and the other, for equipment sales to subscribers, including activation fees related to wireless telephones.
Cable connection fee revenues are deferred and recognized as revenues over the estimated average 30-month period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same 30-month period. Operating revenues from cable and other services, such as Internet access, IP telephony and wireless telephone, are recognized when services are rendered. Revenue from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and in the case of wireless telephones, revenues from equipment sales are recognized in income when the telephone is delivered and activated. Revenues from video rentals are recorded as revenue when services are provided. Promotional offers related to subscriber services are accounted for as a reduction in the related service revenue when customers take advantage of the offer. Promotional offers related to equipment sales are accounted for as a reduction in the related equipment sales when the equipment is delivered and in the case of wireless telephones, promotional offers on the equipment sales are recognized in income when the telephone is delivered and activated. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.
(g)	Cash and cash equivalents:
Cash and cash equivalents include highly liquid investments, purchased three months or less from maturity, and are recorded at fair value.
(h)	Temporary investments:
Temporary investments consist mainly of bankers’ acceptances. These temporary investments, classified as held for trading, are recorded at fair value. These highly liquid investments consist mainly of bankers’ acceptances.
(i)	Trade receivables:
The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends.
(j)	Inventories:
Inventories are recorded at the lower of cost, determined by the weighted average cost method, or replacement value.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
1.	Summary of significant accounting policies (continued):
(k)	Income taxes:
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in income in the period that includes the enacted or substantively enacted date. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized.
In the course of the Company’s operations, there are a number of uncertain tax positions due to the complexity of certain transactions and to the fact that related tax interpretations and legislation are continually changing. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when the likelyhood is high that the tax benefit will be realized in the future or that the income tax liability will be extinguished.
(l)	Fixed assets:
Fixed assets are stated at cost, net of government grants and investment tax credits. Cost represents acquisition or construction costs, including preparation, installation and testing costs. In the case of projects to construct and connect receiving and distribution networks of cable, cost includes equipment, direct labour and direct overhead costs. Projects under development may also be comprised of advances for equipment under construction. Expenditures for additions, improvements and replacements are capitalized, whereas maintenance and repair expenditures are expensed as incurred.
Amortization is calculated using the following depreciation basis and periods or rates:

Asset	Basis	Period/rate

Receiving and distribution networks	Straight-line	3 years to 20 years
Furniture and equipment	Declining balance	20% to 33.3%
	and straight-line	3 years to 7 years
Terminals and operating system	Straight-line	5 years and 10 years
Buildings	Declining balance	5%
Coding and transmission material	Declining balance	20%

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
1.	Summary of significant accounting policies (continued):
(l)	Fixed assets (continued):
Leasehold improvements are amortized over the lower of the term of the lease and economic life.
The Company does not record an asset retirement obligation in connection with its cable distribution networks. The Company expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date, relating to these assets, undeterminable.
(m)	Goodwill and other intangible assets:
Goodwill and intangible assets with indefinite useful lives are not amortized.
Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not required. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.
Intangible assets acquired, that have an indefinite useful life, are also tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset to its fair value, and an impairment loss is recognized in the statement of income for the excess, if any.
During the second quarter of 2007, the Company changed the date of its annual impairment tests for goodwill and intangible assets from October 1 to April 1.
In the fourth quarter of 2007, the Company concluded that the goodwill of its subsidiary, Le SuperClub Vidéotron Ltée, related to the DVDs and games rental operation in Ontario was impaired. Accordingly, an impairment charge of $5.4 million was recorded.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
1.	Summary of significant accounting policies (continued):
(n)	Other assets:
Deferred start-up costs are recorded at cost and include development costs related to new specialty services and pre-operating expenditures, and are amortized when commercial operations begin, using the straight-line method over a three-year period. Prior to 2007, financing fees that related to long-term financing were capitalized as other assets while, effective January 1, 2007, they are capitalized in reduction to long-term debt as described in note 1 (b) (ii). Financing fees are amortized using the effective interest rate method. Video rental inventory, less residual value, is depreciated on a straight-line basis over a period of six to twelve months.
(o)	Stock-based compensation:
Stock-based awards are granted by the parent company to certain of the Company’s employees. Compensation costs attributable to stock-based awards to employees that call for settlement in cash or other assets, at the option of the employee, are recognized in operating expenses over the vesting period. Changes in the intrinsic value of the stock option awards between the grant date and the measurement date result in a change in the measurement of the liability and of the compensation cost.
(p)	Derivative financial instruments and hedge accounting:
The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading purposes. Under hedge accounting, the Company documents all hedging relationships between derivatives and hedged items, its strategy for using hedges and its risk management objective and also designates its derivative instruments either as fair value hedges or cash flow hedges. The Company assesses the effectiveness of derivatives when the hedge is put in place and on an ongoing basis.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
1.	Summary of significant accounting policies (continued):
(p)	Derivative financial instruments and hedge accounting (continued):
The Company enters into the following types of derivative instruments:
•	The Company uses foreign exchange forward contracts to hedge the foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges. Under hedge accounting, foreign exchange translation gains and losses are recognized in financial expenses as an adjustment to the cost of fixed assets or inventories when the transaction is recorded.

•	The Company uses cross-currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on certain foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set, in fixed Canadian dollars, all future interest and principal payments on US denominated debt are designated as cash flow hedges. The Company’s cross-currency interest rate swaps that set, in Canadian dollars, all future interest and principal payments on US denominated debt, in addition to converting the interest rate from a fixed rate to a floating rate or to converting a floating rate index to another floating rate index, are designated as fair value hedges.
Prior to 2007, under hedge accounting, the Company recorded its hedges relationships as follows:
•	For purchases hedged by foreign exchange forward contracts, foreign exchange translation gains and losses were recognized as an adjustment to the cost of equipment or inventory, when the transaction was recorded.

•	For long-term debt in foreign currency hedged by cross-currency interest rate swaps, foreign exchange translation gains and losses on long-term debt were deferred and recorded as derivative instruments under other assets or other liabilities. The fees on forward foreign exchange contracts and on cross-currency swaps were recognized as an adjustment to interest expense over the term of the agreement.

•	In addition, realized and unrealized gains or losses associated with derivative instruments that were terminated or ceased to be effective prior to maturity for purposes of hedge accounting, were deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction was recognized. In the event a designated hedged item was sold, extinguished or matured prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument was recognized in income.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
1.	Summary of significant accounting policies (continued):
(p)	Derivative financial instruments and hedge accounting (continued):
Effective January 1, 2007, under hedge accounting, the Company follows the accounting policies described in note 1 (b) (iii).
Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.
Derivative instruments that are ineffective or that are not designated as hedges are reported on a market-to-market basis in the consolidated financial statements. Any change in the fair value of these derivative instruments is recorded in income.
(q)	Pension plans and postretirement benefits:
(i)	Pension plans:
The Company offers defined benefit pension plans and defined contribution pension plans to some of its employees. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Pension plan expense is charged to operations and includes:
–	Cost of pension plan benefits provided in exchange for employee services rendered during the year;

–	Amortization of the initial net transition asset, prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans;

–	Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or fair value of plan assets, over the expected average remaining service period of the active employee group covered by the plans.
When an event gives rise to both a curtailment and settlement, the curtailment is accounted for prior to the settlement.
Actuarial gains and losses arise from the difference between the actual rate of return on plan assets for a period and the expected return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation.
The Company uses the fair value at the end of the year to evaluate plan assets for the purpose of calculating the expected return on plan assets.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
1.	Summary of significant accounting policies (continued):
(q)	Pension plans and postretirement benefits (continued):
(ii)	Postretirement benefits:
The Company offers health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using actuarial methods and the related benefits are funded by the Company as they become due. The Company amortizes the cumulative unrecognized net actuarial gains and losses, in excess of 10.0% of the accrued benefit obligation, over the expected average remaining service life of the active employee group covered by the plans.
(r)	Rates subject to CTRC regulations:
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
(s)	Future changes in accounting standards:
The CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.
The CICA issued two new accounting standards, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments — Presentation, which require additional disclosures relating to financial instruments. The new sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.
The CICA issued new accounting standard, Section 3031, Inventories, which aims at providing more extensive guidance on the recognition and measurement of inventories, and related disclosures. This new standard applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.
The Company does not expect these standards to have a material effect on the consolidated financial statements.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
1.	Summary of significant accounting policies (continued):
(s)	Future changes in accounting standards (continued):
In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as will as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.
2.	Business combinations and reorganization:
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
The following table summarizes the impacts of the two amalgamations on the Company’s comparative consolidated net income and consolidated balance sheet:

		Videotron	9101-0827	Eliminated on	Total
	Videotron Ltd.	Telecom Ltd.	Quebec Inc.	consolidation	restated
	(in thousands of Canadian dollars)
Consolidated net income (loss) for the year ended December 31, 2005	$113,875	$(167)	$(15,730)	$4,713	$102,691

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
3.	Financial expenses:

	2007	2006	2005
	(in thousands of Canadian dollars)
Third parties:
Interest on long-term debt	$81,218	$81,316	$61,207
Amortization of financing costs and debt premium or discount	(945)	432	(352)
(Gain) loss on revaluation of Additional Amount payable	—	(3,286)	10,140
Gain on repayment of long-term debt	—	—	(312)
Net (gain) loss on derivative instruments and on foreign currency translation of financial instruments (1) (2)	(9,124)	(19)	248
Loss (gain) on foreign currency translation of short-term monetary items	1,415	1,113	(1,447)
Other	63	70	542

	72,627	79,626	70,026

Interest income	(131)	(512)	(1,271)

	72,496	79,114	68,755
Parent company:
Interest expense (net of income)	165,460	472	5,982
Dividend income	(170,904)	—	—

	(5,444)	472	5,982

	$67,052	$79,586	$74,737

1)	During the years ended December 31, 2007 and 2006, the Company recorded a loss of $3.4 million and a gain of $0.02 million, respectively, on embedded derivatives not closely related to their host contract and on derivative instruments for which hedge accounting was not used.

2)	During the year ended December 31, 2007, the Company recorded a gain of $12.5 million for the ineffective portion of fair value hedges.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
4.	Income taxes:
The following table reconciles income taxes at the Company’s domestic tax rate of 32.02% in 2007 (2006 — 32.02% and 2005 — 31.02%) and income taxes in the consolidated statement of income:

	2007	2006	2005
	(in thousands of Canadian dollars)
Income taxes at domestic statutory tax rates	$116,592	$79,412	$53,536

Increase (reduction) resulting from:
Federal large corporations tax	—	—	2,156
Non-taxable dividend from the parent company	(54,723)	—	—
Settlement of notices of assessment	—	—	1,080
Non-deductible items deductible at a lower rate or for which a tax benefit was not recorded	(4,207)	(1,001)	3,245
(Reduction) increase in future enacted tax rate	(18,808)	(14,914)	10,661
Other	(596)	733	(887)

Income taxes based on the effective income tax rate	$38,258	$64,230	$69,791

The tax effects of significant items comprising the Company’s net future tax positions are as follows:

	2007	2006
	(in thousands of Canadian dollars)
Operating loss carryforwards	$21,650	$17,676
Other provisions	10,093	8,384
Derivative financial instruments	13,614	—
Fixed assets	(165,808)	(147,080)
Other assets	(11,156)	(5,837)

Net future income tax liability	$(131,607)	$(126,857)

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
4.	Income taxes (continued):
The current and long-term future income tax assets and liabilities are as follows:

	2007	2006
	(in thousands of Canadian dollars)
Future income tax assets:
Current	$31,585	$24,728
Long-term	2,970	3,358

	34,555	28,086

Future income tax liability:
Long-term	(166,162)	(154,943)

Net future income tax liability	$(131,607)	$(126,857)

As at December 31, 2007, the Company had operating loss carryforwards for income tax purposes available to reduce future federal and provincial taxable income of approximately $70.7 million and $69.0 million, respectively, which will expire between 2014 and 2027.
5.	Inventories:

	2007	2006
	(in thousands of Canadian dollars)
Subscribers’ equipment	$20,855	$23,345
Video store materials	5,658	5,524
Supplies and spare parts	12,932	10,582

	$39,445	$39,451

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
6.	Subordinated loan to parent company:

	2007	2006
	(in thousands of Canadian dollars)
Subordinated loan — Quebecor Média Inc.	$1,995,000	$—

On January 3, 2007, the Company contracted a subordinated loan of $1.0 billion from Quebecor Média Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 3, 2022. On May 31, 2007, the Company increased the subordinated loan by $870.0 million, maturing on May 31, 2022. The Company invested the total proceeds of $1.0 billion and $870.0 million into 1,000,000 and 870,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Média Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.
On May 31, 2007, CF Cable TV Inc., a wholly-owned subsidiary of the Company, contracted a subordinated loan of $125.0 million from Quebecor Média Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on May 31, 2022. On the same day, CF Cable TV Inc. invested the total proceeds of $125.0 million into 125,000 preferred shares, Series B, of 9101-0835 Québec Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.
The above transactions were carried out for tax consolidation purposes of Quebecor Média Inc. and its subsidiaries.
7.	Fixed assets:

			2007
		Accumulated	Net book
	Cost	amortization	value
	(in thousands of Canadian dollars)
Receiving and distribution networks	$2,512,273	$1,345,774	$1,166,499
Furniture and equipment	413,637	291,776	121,861
Terminals and operating system	138,583	58,439	80,144
Coding and transmission material	7,541	3,004	4,537
Buildings	50,140	17,216	32,924
Land	2,840	—	2,840

	$3,125,014	$1,716,209	$1,408,805

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
7.	Fixed assets (continued):

			2006
		Accumulated	Net book
	Cost	amortization	value
	(in thousands of Canadian dollars)
Receiving and distribution networks	$2,273,398	$1,194,817	$1,078,581
Furniture and equipment	365,533	264,765	100,768
Terminals and operating system	151,624	79,429	72,195
Coding and transmission material	8,047	2,695	5,352
Buildings	45,342	15,649	29,693
Land	2,840	—	2,840

	$2,846,784	$1,557,355	$1,289,429

8.	Other assets:

	2007	2006
	(in thousands of Canadian dollars)
Deferred connection fees	$18,794	$18,201
Development and pre-operating costs (ii)	2,617	4,227
Financing costs (i)	—	14,499
Deferred pension charges (note 18)	3,035	3,113
Video rental inventory	4,562	3,739
Easements at cost (with indefinite life)	994	994
Other	464	509

	$30,466	$45,282

(i)	Net of accumulated amortization of $5.0 million in 2006.

(ii)	Net of accumulated amortization of $4.3 million in 2007 and $2.2 million in 2006.
Direct costs include $5.2 million in 2007, $4.7 million in 2006 and $3.5 million in 2005 of depreciation on video rental inventory. Operating expenses include $14.1 million in 2007, $11.6 million in 2006 and $6.6 million in 2005 of amortization of connection fees.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
9.	Additional Amount payable:
Until its transfer in 2006, the value of the Additional Amount payable, resulting from the repurchase of redeemable preferred shares in 2003, fluctuated based on a formula established as per the repurchase agreement.
On June 30, 2006, the Additional Amount payable of $108.2 million was transferred to the parent company in exchange of a cash consideration of $111.5 million. The excess of the consideration paid in the amount of $3.3 million was charged to retained earnings.
10.	Long-term debt:

	Effective
	interest rate as of
	December 31,	Year of
	2007	maturity	2007	2006
	(in thousands of Canadian dollars)
Bank credit facility (i)	5.58%	2009	$147,721	$49,000
Senior Notes(1) (ii)	6.59%	2014	652,816	769,105
Senior Notes(1) (iii)	6.44%	2015	172,818	203,065

			973,355	1,021,170

Change in fair value related to hedged interest rate risks			(14,477)	—
Adjustment related to embedded derivatives			4,636	—
Financing fees, net of amortization(2)			(12,526)	—

			$950,988	$1,021,170

(1)	Year-end exchange rates were used to translate debt issued in a foreign currency.

(2)	Net of accumulated amortization of $7.0 million.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
10.	Long-term debt (continued):
(i)	The credit facility of $450.0 million is a revolving credit facility maturing in November 2009 and it bears interest at bankers’ acceptance or Canadian prime rates, plus a margin, depending on the Company’s leverage ratio. The credit facility is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Company and its subsidiaries. The credit facility contains covenants such as maintaining certain financial ratios and some restrictions on the payment of dividends and asset acquisitions and dispositions.

(ii)	In October 2003, a first series of US$335.0 million in aggregate principal amount of Senior Notes was issued at a discount for net proceeds of US$331.9 million, before issuance fees of US$5.7 million. In November 2004, a second series of US$315.0 million in aggregate principal amount of Senior Notes was issued at a premium for total proceeds of US$330.8 million, before issuance fees of US$4.1 million. These notes bear interest at a rate of 6.875%, payable every six months on January 15 and July 15, and mature in January 2014. The notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of the Company. The Company has fully hedged the foreign currency risk associated with the Senior Notes by using cross-currency interest rate swaps, under which all payments were set in Canadian dollars. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2009, at a decreasing premium.

(iii)	In September 2005, US$175.0 million in aggregate principal amount of Senior Notes were issued at a discount for net proceeds of US$174.1 million, before issuance fees of US$3.2 million. These notes bear interest at a rate of 6.375% payable every six months on December 15 and June 15, and mature on December 15, 2015. The notes contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of the Company. The Company has fully hedged the foreign currency risk associated with the Senior Notes by using cross-currency interest rate swaps, under which all payments were set in Canadian dollars. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2010, at a decreasing premium.

(iv)	The $150.0 million subordinated loan from the Company’s parent company, bore interest at the rate of 90-day Bankers’ Acceptance rates plus 1.5%. On January 17, 2006, the Company reimbursed the principal amount of the subordinated loan and all interest owed at that date to Quebecor Media Inc. for a total consideration of $168.0 million.

(v)	On July 15, 2005, the Company repurchased the entire aggregate principal amount of its subsidiary, CF Cable TV Inc., Senior Secured First Priority Notes, which bore interest at 9.125%, for a total cash consideration of $99.3 million, including the cost of unwinding a hedging contract. The repurchase resulted in a gain of $0.8 million.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
10.	Long-term debt (continued):
Principal payments on long-term debt over the next years are as follows:

(in thousands of Canadian dollars)

2008	$—
2009	147,721
2010	—
2011	—
2012	—
2013 and thereafter	825,634

11.	Share capital:
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

	2007	2006
	(in thousands of Canadian dollars)
Issued and paid:
2,515,276 common shares, Series A	$46,177	$345,727
Nil preferred shares, Series G
(65,000 as of December 31, 2006)	—	—

	$46,177	$345,727

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

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
11.	Share capital (continued):
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
On June 30, 2006, 9101-0827 Québec inc. issued 103,274 common shares to its parent company for a total consideration of $111.5 million (see note 9).
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
On several occasions during the years ended December 31, 2007 and 2006, the Company reduced the paid-up capital of its common shares by total cash distributions of $299.6 million and $108.7 million, respectively.
On December 20, 2007, Videotron Ltd. redeemed 65,000 preferred shares, Series G, from Groupe de Divertissement SuperClub Inc. for a total cash consideration of $65.0 million. Series G shares were eliminated upon consolidation.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
12.	Stock-based compensation plan:
Under a stock option plan established by the parent company, a number of Common shares of the parent company are currently set aside for officers, senior employees, directors and other key employees of the Company and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common shares of the parent company, at the date of grant, as determined by the parent company’s Board of Directors (if the common shares of the parent company are not listed on a stock exchange at the time of the grant) or the five-day weighted average closing price ending on the day preceding the date of grant of the Common shares of the parent company on the stock exchange where such shares are listed at the time of grant. Unless authorized by the parent company’s Compensation Committee in the context of a change of control, no options may be exercised by an optionee if the shares of the parent company have not been listed on a recognized stock exchange. Should the Common shares of the parent company not be so listed on March 1, 2008, optionees may exercise, from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30 of each year, starting March 1, 2008, their right to receive an amount in cash (equal to the difference between the fair market value, as determined by the parent company’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, Common shares of the parent company. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of grant.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
12.	Stock-based compensation plan (continued):

The following table gives summary information on outstanding options granted by the parent company to the employees of the Company as at December 31, 2007 and 2006:

		2007		2006

		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price

Balance at beginning of year	861,767	$23.43	588,257	$19.34
Granted	1,255,000	44.45	291,782	31.97
Exercised	(1,936)	22.73	(8,887)	29.48
Cancelled	(13,605)	28.74	(9,385)	27.17

Balance at end of year	2,101,226	$35.95	861,767	$23.43

Vested options at end of year	558,096	$19.44	378,451	$18.69

The following table gives summary information on outstanding options as at December 31, 2007:

	Outstanding options				Vested options

		Weighted	Weighted		Weighted
		average	average		average
		years to	exercise		exercise
Range of exercise price	Number	maturity	price	Number	price

$15.19 to 21.77	524,869	5.01	$18.51	510,519	$ 18.50
22.98 to 33.41	321,357	8.33	31.25	47,577	29.55
33.42 to 44.45	1,255,000	9.59	44.45	—	—

$15.19 to 44.45	2,101,226	8.26	$35.95	558,096	$ 19.44

For the year ended December 31, 2007, a charge of $11.6 million related to the plan was recorded in the statement of income ($5.1 million for 2006).

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
13.	Accumulated other comprehensive loss:

(in thousands of Canadian dollars)
Balance as at January 1, 2007	$—
Cumulative effect of changes in accounting policies (note 1 (b))	(22,446)
Other comprehensive income, net of income tax	15,144

Balance as at December 31, 2007	$(7,302)

No significant amount is expected to be reclassified to income over the next twelve months, in connection with derivatives designated as cash flow hedges. The remaining accumulated other comprehensive loss is expected to be reversed over an eight-year period.

14.	Commitments and guarantees:
(a)	Leases and purchasing agreements:

Under the terms of operating leases or purchasing agreements, the Company is committed to make the following minimum annual payments over the next years:

	(in thousands of Canadian dollars)

	Minimum	Leases	Minimum net
	annual committed	assumed by	annual committed
	payments	franchisees (c)	payments

2008	$ 35,766	$ 2,211	$ 33,555
2009	15,486	1,845	13,641
2010	9,923	1,465	8,458
2011	6,507	964	5,543
2012	4,984	685	4,299
2013 and thereafter	8,353	1,273	7,080

The operating lease expense amounted to $20.8 million in 2007, $21.0 million in 2006 and $21.3 million in 2005.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
14.	Commitments and guarantees (continued):
(b)	Management fee:

The Company pays annual management fees to the parent company for services rendered to the Company, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $46.9 million in 2007, $23.4 million in 2006 and $13.3 million in 2005. The agreement provides for an annual management fee to be agreed upon for the year 2008. In addition, the parent company is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

(c)	Disclosure of guarantees:

Operating leases:

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these operating leases prior to maturity and should the fair value of the leased assets be less than the guaranteed residual value, the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. As at December 31, 2007, the maximum exposure in respect of these guarantees is $7.2 million and no amount has been recorded in the consolidated financial statements.

Guarantees under lease agreements:

A subsidiary of the Company has provided guarantees to the lessor under premise leases for certain franchisees, with expiry dates through 2016. The Company must, under certain conditions, compensate the lessor should the franchisee default. As at December 31, 2007, the maximum exposure in respect of these guarantees is $8.4 million. No liability has been recorded in the consolidated financial statements since the subsidiary does not expect to make any payments pertaining to these guarantees. Recourse against the franchisee is also available, up to the total amount due.

Outsourcing companies and suppliers:

In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
15.	Financial instruments:

The Company is exposed to risks relating to foreign exchange fluctuations and to risks relating to interest rate fluctuations. In order to manage these risks, the Company and its subsidiaries use derivative financial instruments (i) to achieve an optimal balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in US dollars (interest and principal) and on certain equipment or inventory expenditures denominated in a foreign currency. None of these instruments is held or issued for speculative purposes. The Company designates its derivative financial instruments either as fair value hedges or cash flow hedges.
(a)	Description of derivative financial instruments:
(i)	Foreign exchange forward contracts:

		Average	Notional
Currencies (sold/bought)	Maturing	exchange rate	amount

$/ US$	Less than 1 year	1.0511	76.8

(ii)	Cross-currency interest rate swaps:

						Exchange rate
		Notional		Annual	Annual	of interest and
		amount		effective	nominal	capital payments
	Period	(in millions		interest	interest	per CA dollar for
	covered	of dollars)		rate	rate	one US dollar

Senior Notes	2004 to 2014	US$	190.0	Bankers’	6.875%	1.2000
				acceptances
				3 months
				plus 2.80%

Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950

Senior Notes	2003 to 2014	US$	200.0	Bankers’	6.875%	1.3425
				acceptances
				3 months
				plus 2.73%

Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425

Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
15.	Financial instruments (continued):
(b)	Fair value of financial instruments:

The carrying amount of accounts receivable, accounts receivable from/payable to affiliated companies, and accounts payable and accrued liabilities approximates their fair value as these items will be realized or paid within one year.

Carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2007 and 2006 are as follows:

		2007		2006

	Carrying	Fair	Carrying	Fair
	value	value	value	value

	(in thousands of Canadian dollars)
Long-term debt	$973,355	$938,158	$1,021,170	$1,010,601
Cross currency interest rate swaps	(241,320)	(241,320)	(71,828)	(141,062)
Forward foreign exchange	(4,236)	(4,236)	—	2,083

The carrying value of long-term debt excludes adjustments to record changes in fair value of long-term debt related to hedged interest risk, the embedded derivatives and the financing fees.

The fair value of the long-term debt is estimated based on discounted cash flows using year-end market yields or market value of similar instruments with the same maturity. The fair value of the derivative financial instruments is estimated using year-end market rates, and reflects the amount the Company would receive or pay if the instruments were closed out at those dates.

(c)	Credit risk management:

The Company is exposed to credit losses resulting from defaults by counterparties when using financial instruments.

When the Company enters into derivative contracts, the counterparties (either foreign or Canadian) must have at least credit ratings in accordance with the Company’s credit risk management policy and are subject to concentration limits. The Company does not foresee any failure by counterparties in meeting their obligations. The Company is exposed to a credit risk towards its customers. However, credit risk concentration is minimized because of the large number of customers.

The Company does not believe that it is exposed to an unusual level of customer credit risk.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
16.	Related party transactions:

In addition to the transactions disclosed elsewhere in these financial statements, the Company entered into the following transactions with affiliated companies. These transactions have been recorded at the exchange value in the normal course of business, which is the amount established and agreed to by the related parties:

	2007	2006	2005

	(in thousands of Canadian dollars)
Parent company:
Operating revenue	$139	$150	$103
Direct costs and operating expenses	3,908	4,110	4,212
Operating expenses recovered	(23)	(23)	(155)

Companies under common control:
Operating revenue	22,164	25,146	28,673
Direct costs and operating expenses	60,187	59,384	53,469

Directors of the parent company:
Direct costs and operating expenses	403	682	768
Acquisition of deferred financing costs	—	—	85

Operating transactions:

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

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
16.	Related party transactions (continued):

Operating transactions (continued):

Under the affiliation agreement, the Company paid fees to Archambault of $13.3 million, $9.0 million and $6.7 million and received fees from Archambault of $2.6 million, $1.9 million and $1.0 million for the years 2007, 2006 and 2005, respectively.

On January 1, 2006, pursuant to the merger of Videotron Telecom, Videotron Ltd. became party to the information technology outsourcing agreement between its affiliates, Quebecor World Inc. and Videotron Telecom. Under this agreement, Quebecor World Inc. has retained Videotron Ltd. to outsource Quebecor World Inc.’s corporate information technology services.

Tax transactions:

During the years ended December 31, 2006 and 2005, the Company acquired from a company under common control of the ultimate parent company income tax deductions of $0.3 million and $0.7 million, respectively, that were recorded as income taxes receivable or as future income tax assets. These transactions allowed the Company to realize gains of $0.02 million in 2006 and 2005, which were credited to contributed surplus.

On December 18 and 21, 2007, Videotron’s ultimate parent company, Quebecor Inc., transferred to the Company a total of $57.1 million of non-capital tax losses in exchange for net cash consideration of $12.8 million. This transaction was recorded at the exchange amount. As a result, the Company recorded an income tax asset of $17.7 million and the difference of $4.9 million, between the net cash consideration and the income tax asset, was recorded as a deferred credit, included in accounts payable and accrued liabilities, which will reduce the income tax expense in the future as these tax deductions are used.

On December 21, 2007, Videotron’s ultimate parent company, Quebecor Inc., transferred to CF Cable TV Inc., a wholly-owned subsidiary of the Company, $9.4 million of non-capital tax losses in exchange for a net cash consideration of $2.1 million. This transaction was recorded at the exchange amount. As a result, CF Cable TV Inc. recorded an income tax asset of $2.9 million and the difference of $0.8 million between the net cash consideration and the income tax asset was recorded as a deferred credit, included in accounts payable and accrued liabilities, which will reduce the income tax expense in the future as these tax deductions are used.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
17.	Contingencies:
(a)	On July 20, 2007, a motion to certify a class action lawsuit was filed in the Province of Québec against the Company in connection with an interruption of Internet service on July 18, 2007 and other sporadic interruptions of Internet service. The plaintiff is claiming a credit for the portion of the fees paid for the Internet service for the duration of the interruptions. The plaintiff is also seeking punitive damages and damages for troubles and inconveniences. The class certification hearing has not been scheduled yet. Although it is not possible as of the date of these financial statements to determine with a reasonable degree of certainty the outcome of this legal proceeding, the Company’s management believes that the suit is without merit and intends to vigorously defend its position.

In the normal course of business, the Company is a party to various claims and lawsuits. Even though the outcome of these various pending cases as at December 31, 2007 cannot be determined with certainty, management believes that their outcome will not have a material adverse impact on its operating results or financial position.

(b)	In December 2006, the Federal Court of Canada ruled that the Part II license fees charged by the CRTC were ultra vires (unconstitutional), in fact and in law, and thus the CRTC could no longer charge Part II license fees. The judgment also established that the Company would not be allowed to claim any amounts paid in previous years. The decision is currently being appealed. However, on October 1, 2007, the CRTC officially confirmed its intention not to collect the fees due on November 30, 2007 and subsequent years.

Management is of the opinion that the Federal Court of Appeal will not reverse the judgment of December 2006. Accordingly, during the third quarter of 2007, the Company reversed all of its current Part II license fees accrual of $11.1 million.
18.	Pension plans and postretirement benefits:

The Company and subsidiaries maintain various defined benefit plans and defined contribution plans. The Company’s policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company’s pension plans were performed on December 31, 2006. The next actuarial valuations will be performed during fiscal year 2010 as at December 31, 2009.

The Company provides postretirement benefits to eligible employees. The costs of these benefits are accounted for during the employee’s active service period.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
18.	Pension plans and postretirement benefits (continued):

The following tables provide a reconciliation of the changes in the plans’ benefit obligations and fair value of plan assets for the years ended December 31, 2007 and 2006, and a statement of funded status at these dates:

			2007			2006

		Post-			Post-
	Pension	retirement		Pension	retirement
	benefits	benefits	Total	benefits	benefits	Total

	(in thousands of Canadian dollars)
Change in benefit obligations:
Benefit obligations, beginning of year	$87,523	$9,822	$97,345	$78,434	$7,755	$86,189
Service costs	6,217	375	6,592	5,876	355	6,231
Plan participants’ contributions	3,428	—	3,428	4,115	—	4,115
Interest costs	4,730	504	5,234	4,265	403	4,668
Actuarial loss (gain)	(6,574)	(855)	(7,429)	(1,220)	1,309	89
Benefits and settlement paid	(4,985)	(108)	(5,093)	(3,947)	—	(3,947)
Other	—	110	110	—	—	—

Benefit obligations, end of year	$90,339	$9,848	$100,187	$87,523	$9,822	$97,345

			2007			2006

		Post-			Post-
	Pension	retirement		Pension	retirement
	benefits	benefits	Total	benefits	benefits	Total

	(in thousands of Canadian dollars)
Change in plan assets:
Fair value of plan assets at beginning of year	$87,261	$—	$87,261	$70,781	$—	$70,781
Plan participants’ contributions	3,428	—	3,428	4,115	—	4,115
Actual return on plan assets	1,084	—	1,084	13,616	—	13,616
Employer contributions	4,459	108	4,567	2,696	62	2,758
Benefits and settlement paid	(4,985)	(108)	(5,093)	(3,947)	(62)	(4,009)

Fair value of plan assets, end of year	$91,247	$—	$91,247	$87,261	$—	$87,261

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
18.	Pension plans and postretirement benefits (continued):

The defined benefit plan assets are comprised of:

	2007	2006

Equity securities	61.7%	68.1%
Debt securities	29.3%	26.1%
Other	9.0%	5.8%

			2007			2006

		Post-			Post-
	Pension	retirement		Pension	retirement
	benefits	benefits	Total	benefits	benefits	Total

	(in thousands of Canadian dollars)
Reconciliation of funded status:
Excess (deficit) of fair value of plan assets over benefit obligations, end of year	$908	$(9,848)	$(8,940)	$(262)	$(9,822)	$(10,084)
Past service cost gain	—	(965)	(965)	—	(1,032)	(1,032)
Unrecognized actuarial loss	566	2,718	3,284	1,891	3,714	5,605

Net amount recognized in balance sheet	$1,474	$(8,095)	$(6,621)	$1,629	$(7,140)	$(5,511)

Amounts recognized in the consolidated balance sheets are as follows:

			2007			2006

		Post-			Post-
	Pension	retirement		Pension	retirement
	benefits	benefits	Total	benefits	benefits	Total

	(in thousands of Canadian dollars)
Deferred pension charges	$3,149	$(114)	$3,035	$3,215	$(102)	$3,113
Accrued benefit liability	(1,675)	(7,981)	(9,656)	(1,586)	(7,038)	(8,624)

Net amount recognized	$1,474	$(8,095)	$(6,621)	$1,629	$(7,140)	$(5,511)

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
18.	Pension plans and postretirement benefits (continued):

Components of the net benefit costs are as follows:

			2007

		Post-
	Pension	retirement
	benefits	benefits	Total

	(in thousands of Canadian dollars)
Service costs	$6,217	$375	$6,592
Interest costs	4,730	504	5,234
Actual return on plan assets	(1,084)	—	(1,084)
Current actuarial gain	(6,574)	(855)	(7,429)

Elements of net benefit cost adjustments to recognize the long-term nature and valuation allowance	3,289	24	3,313

Difference between actual and expected return on plan assets	(5,311)	—	(5,311)
Deferral of current actuarial gain	6,574	855	7,429
Amortization of previously deferred actuarial loss	62	141	203
Other	—	(67)	(67)

Total adjustments to recognize the long-term nature of benefit costs	1,325	929	2,254

Net benefit costs	$4,614	$953	$5,567

			2006

		Post-
	Pension	retirement
	benefits	benefits	Total

	(in thousands of Canadian dollars)
Service costs	$5,876	$355	$6,231
Interest costs	4,265	403	4,668
Actual return on plan assets	(13,616)	—	(13,616)
Current actuarial (gain) loss	(1,220)	1,309	89

Elements of net benefit cost adjustments to recognize the long-term nature and valuation allowance	(4,695)	2,067	(2,628)

Difference between actual and expected return on plan assets	8,388	—	8,388
Deferral of current actuarial gain (loss)	1,220	(1,309)	(89)
Amortization of previously deferred actuarial loss	(676)	135	(541)
Other	—	(67)	(67)

Total adjustments to recognize the long-term nature of benefit costs	8,932	(1,241)	7,691

Net benefit costs	$4,237	$826	$5,063

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
18.	Pension plans and postretirement benefits (continued):

			2005

		Post-
	Pension	retirement
	benefits	benefits	Total

	(in thousands of Canadian dollars)
Service costs	$3,695	$247	$3,942
Interest costs	3,458	342	3,800
Actual return on plan assets	(9,271)	—	(9,271)
Current actuarial loss	18,072	1,737	19,809

Elements of net benefit cost adjustments to recognize the long-term nature and valuation allowance	15,954	2,326	18,280

Difference between actual and expected return on plan assets	4,740	—	4,740
Deferral of current actuarial loss	(18,011)	(1,737)	(19,748)
Amortization of previously deferred actuarial loss	—	20	20
Other	—	(68)	(68)

Total adjustments to recognize the long-term nature of benefit costs	(13,271)	(1,785)	(15,056)

Net benefit costs	$2,683	$541	$3,224

As at December 31, 2007, defined contribution plan assets included shares of the parent company and a company under common control at a market value of $1.0 million ($1.1 million in 2006).

The expense related to defined contribution pension plans amounts to $5.2 million for the year ended December 31, 2007 ($4.8 million in 2006 and $4.1 million in 2005).

Also, the total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, totalled $9.8 million for the year ended December 31, 2007 ($7.5 million in 2006 and $5.7 million in 2005).

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
18.	Pension plans and postretirement benefits (continued):

The weighted average rates used in the measurement of the Company’s benefit obligations as at December 31, 2007, 2006 and 2005 and current periodic costs are as follows:

	2007	2006	2005

Benefit obligations:

Rates at end of year:
Discount rate	5.50%	5.00%	5.00%
Expected return on plan assets	7.25%	7.25%	7.50%
Rate of compensation increase	3.75%	3.50%	3.50%

Current periodic costs:

Rates at beginning of year:
Discount rate	5.00%	5.00%	6.00%
Expected return on plan assets	7.25%	7.50%	7.50%
Rate of compensation increase	3.50%	3.50%	3.50%

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 8.6% at the end of 2007. The cost is expected to decrease gradually to 5% over the next eight years and remain at that level thereafter. A one-percentage point change in the assumed health care cost trend would have the following effects:

		Postretirement
		benefits

	Increase	Decrease
Sensitivity analysis	1%	1%

Effect on service and interest costs	$1	$(1)
Effect on benefit obligations	17	(15)

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
19.	Subsequent events:
(a)	Share capital:

In January and February 2008, the Company reduced the paid-up capital of its common shares by total cash distributions of $120.0 million, of which $73.8 million was affected to contributed surplus.

(b)	Subordinated loan to parent company:

On January 4, 2008, the Company contracted a subordinated loan of $415.0 million from Quebecor Média Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, the Company invested the total proceeds of $415.0 million into 415,000 preferred shares, Series B, of 9101-0835 Quebec Inc., a subsidiary of Quebecor Média Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On January 4, 2008, CF Cable TV Inc., a wholly-owned subsidiary of the Company, contracted a subordinated loan of $170.0 million from Quebecor Média Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, CF Cable TV Inc. invested the total proceeds of $170.0 million into 170,000 preferred shares, Series B, of 9101-0835 Quebec Inc., a subsidiary of Quebecor Média Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

The above transactions were carried out for tax consolidation purposes of Quebecor Média Inc. and its subsidiaries.
20.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States:

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP which differ in some respects from those applicable in the United States (“U.S.”). The following tables set forth the impact of material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
20.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
(a)	Consolidated Statements of Income

	2007	2006	2005

	(in thousands of Canadian dollars)
Net income, as reported in consolidated statements of income per Canadian GAAP	$325,692	$183,691	$102,691

Adjustments:
Push-down basis of accounting (i)	(5,249)	(6,253)	(7,096)
Development and pre-operating costs (iii)	1,522	(1,454)	(795)
Derivative instruments (iv)	5,006	(8,185)	(1,058)
Share-based payment (vii)	(1,900)	(900)	—
Income taxes (v)	(1,354)	1,866	4,961

	(1,975)	(14,926)	(3,988)

Net income as adjusted per U.S. GAAP	$323,717	$168,765	$98,703

(b)	Consolidated Statements of Comprehensive Income

	2007	2006	2005

	(in thousands of Canadian dollars)
Comprehensive income as per Canadian GAAP	$340,836	$183,691	$102,691
Adjustments to net income as per (a) above	(1,975)	(14,926)	(3,988)
Adjustments to other comprehensive income:
Pension and postretirement benefits (vi)	2,254	153	(61)
Derivative instruments (iv)	302	1,963	(18,271)
Income taxes (v)	(851)	(1,704)	10,882

	1,705	412	(7,450)

Comprehensive income as per U.S. GAAP	$340,566	$169,177	$91,253

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
20.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
(b)	Consolidated Statements of Comprehensive Income (continued)

Accumulated other comprehensive loss as at December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005

	(in thousands of Canadian dollars)
Accumulated comprehensive loss as per Canadian GAAP	$(7,302)	$—	$—
Adjustments:
Pension and postretirement benefits (vi)	(2,239)	(4,493)	(153)
Derivative instruments (iv)	302	(31,624)	(33,587)
Income taxes (v)	482	10,511	10,882

	(1,455)	(25,606)	(22,858)

Accumulated other comprehensive loss at end of year	$(8,757)	$(25,606)	$(22,858)

(c)	Consolidated Shareholder’s Equity

	2007	2006

(in thousands of Canadian dollars)
Shareholder’s equity based on Canadian GAAP	$259,110	$249,581

Cumulative adjustments:
Push-down basis of accounting (i)	4,487,655	4,492,904
Goodwill impairment (ii)	(2,274,627)	(2,274,627)
Development and pre-operating costs (iii)	(2,624)	(4,146)
Accounting for derivative instruments and hedging activities (iv)	4,952	(47,108)
Share-based payment (vii)	(2,800)	(900)
Income taxes (v)	6,426	17,926
Pension and postretirement benefits (vi)	(2,239)	(4,493)

Shareholder’s equity based on U.S. GAAP	$2,475,853	$2,429,137

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
20.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
(i)	Push-down basis of accounting:

The basis of accounting used in the preparation of this reconciliation of Canadian GAAP to U.S. GAAP reflects the push-down resulting from the acquisition of the Company and its subsidiaries on October 23, 2000 by Quebecor Media Inc. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical consolidated financial statements of the Company to reflect Parent’s cost basis, were:
(a)	The carrying values of fixed assets were increased by $110.8 million;

(b)	The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt, and further reduction in deferred charges was recorded for a total amount of $22.6 million;

(c)	Accrued charges increased by $41.5 million;

(d)	Future income tax liability increased by $24.4 million; and

(e)	The $4,631.1 million excess of parent’s cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,653.4 million was credited to contributed surplus. In 2004, the Company and its parent materialized income tax benefits in the amount of $84.3 million which had not been recognized at the date of acquisition. Therefore, the goodwill has been reduced by $84.3 million, contributed surplus has been reduced by $67.4 million and income tax expense for U.S. GAAP purposes has been increased by $16.9 million.
(ii)	Goodwill impairment:

The accounting requirements for goodwill under Canadian GAAP and U.S. GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year, in which the new recommendations are initially applied, is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under U.S. GAAP, an impairment loss recognized as a result of transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
20.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
(iii)	Development and pre-operating costs:

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability, are deferred and amortized. Under U.S. GAAP, these costs are expensed as incurred.

(iv)	Accounting for derivative instruments and hedging activities:

Prior to 2007, under Canadian GAAP, derivative financial instruments were accounted for on an accrual basis. Realized and unrealized gains and losses were deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions. Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement option included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and, therefore, must be recorded at their fair value. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded at their fair value. Accordingly, measurement of ineffectiveness recorded in earnings for hedging relationships can differ from the measurement under Canadian GAAP.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative instruments and hedge accounting.

(v)	Income taxes:

These adjustments represent the tax impact of the U.S. GAAP adjustments. Furthermore, under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP measurement is based on enacted tax rates.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
20.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
(v)	Income taxes (continued):

Under U.S. GAAP, on January 1, 2007, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 had no impact on the Company’s opening retained deficit under U.S. GAAP.

In December 2007, the Company and a subsidiary entered into tax consolidation transactions with a parent company by which tax losses were transferred between the parties. Under GAAP in Canada, these transactions were recorded in accordance with CICA Handbook 3840, Related Party Transactions. These transactions resulted in the recognition of a deferred credit of $5.7 million. Under U.S. GAAP, since these transactions related to asset transfers between a subsidiary and a parent company, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid is recognized in contributed surplus.

(vi)	Pension and postretirement benefits:

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

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
20.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
(vi)	Pension and postretirement benefits (continued):

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

Under GAAP in Canada, a company is not required to recognize the over or underfunded positions or to recognize an additional minimum liability.

(vii)	Share-based payment:

Under U.S. GAAP, the Company adopted the new standards of FASB No. 123(R), Share-Based Payment (SFAS123(R)). In accordance with SFAS 123(R), the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards, and shall be remeasured at the end of each reporting period through settlement. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stock option awards instead of the fair value.

(viii)	Consolidated statements of cash flows:

The adjustments to comply with U.S. GAAP, with respect to the consolidated statements of cash flows for the years ended December 31, 2007, 2006 and 2005 would have no effect on cash related to operations, cash related to investing activities and to financing activities.

(ix)	Guaranteed debt:

The consolidated information below has been presented in accordance with the requirements of the Securities and Exchange Commission for guarantor financial statements.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
20.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
(ix)	Guaranteed debt (continued):

The Company’s Senior Notes due 2014 and 2015 described in note 10 are guaranteed by specific subsidiaries of the Company (the “Subsidiary Guarantors”). The accompanying condensed consolidated financial information as at December 31, 2007 and 2006 and for the years 2007, 2006 and 2005 has been prepared in accordance with U.S. GAAP. The information under the column headed “Consolidated Guarantors” is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed “Videotron Ltd.”. Each Subsidiary Guarantor is wholly-owned by the Company. All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law).

The main subsidiaries included under the column “Subsidiary Guarantors” are CF Cable TV Inc. and Le SuperClub Vidéotron Ltée, and its subsidiary, Groupe de Divertissement SuperClub Inc.

The “Non-Subsidiary Guarantors” are SETTE inc. and Videotron US Inc.

On July 15, 2005, CF Cable TV Inc. paid its senior secured first priority note and became a guarantor of the senior notes issued by its parent company and Vidéotron (Régional) Ltée, a wholly-owned subsidiary of CF Cable TV Inc., which also became a guarantor of the senior notes of Videotron Ltd.

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
20.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Income

In accordance with United States GAAP

For the year ended December 31, 2007

			Non-	Adjustments
	Videotron	Subsidiary	subsidiary	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated

	(in thousands of Canadian dollars)
Revenues	$1,291,726	$256,651	$6,602	$(1,779)	$1,553,200

Direct costs and operating expenses	729,005	181,435	4,150	(1,779)	912,811

Amortization	187,372	28,208	1,164	(33)	216,711

Financial expenses	52,277	9,769	—	—	62,046

Dividend income from related companies	—	(7,092)	—	7,092	—

Impairment of goodwill	—	5,425	—	—	5,425

Income (loss) before the undernoted	323,072	38,906	1,288	(7,059)	356,207

Income taxes	29,220	2,892	205	—	32,317

	293,852	36,014	1,083	(7,059)	323,890

Share in the results of a company subject to significant influence	4,278	241	—	(4,519)	—

Non-controlling interest	—	—	—	(173)	(173)

Net income (loss)	$298,130	$36,255	$1,083	$(11,751)	$323,717

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
20.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2007

			Non-	Adjustments
	Videotron	Subsidiary	subsidiary-	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated

	(in thousands of Canadian dollars)
Cash flows related to operating activities:
Net income (loss)	$298,130	$36,255	$1,083	$(11,751)	$323,717
Adjustments for the following items:
Amortization of fixed assets	185,368	28,031	1,164	(33)	214,530
Amortization of other assets	13,363	8,072	—	—	21,435
Amortization financing costs and debt premium or discount	(945)	—	—	—	(945)
Impairment of goodwill	—	5,425	—	—	5,425
Future income taxes	29,228	2,932	90	—	32,250
Other	49,186	2,896	77	4,692	56,851
Net change in non-cash balances related to operations	(92,654)	(6,065)	(98)	(1,917)	(100,734)

	481,676	77,546	2,316	(9,009)	552,529
Cash flows related to investing activities:
Acquisition of fixed assets	(292,541)	(36,419)	(3,032)	1,917	(330,075)
Acquisition of shares of a company under common control	(1,870,000)	(125,000)	—	—	(1,995,000)
Net decrease in temporary investments	—	—	987	—	987
Payment of tax deductions to a parent company	(12,763)	(2,100)	—	—	(14,863)
Net decrease in investment in a subsidiary	330,733	—	—	(330,733)	—
Dividends	4,000	(4,000)	—	—	—
Advance from (to) an affiliated company	65,000	(65,000)	—	—	—
Other	2,125	(945)	1	—	1,181

	(1,773,446)	(233,464)	(2,044)	(328,816)	(2,337,770)
Cash flows related to financing activities:
Net change in bank indebtedness	(8,489)	—	—	(476)	(8,965)
Net borrowings under bank credit facility	98,721	—	—	—	98,721
Settlement of derivative financial instruments	35	—	—	—	35
Subordinated loan from parent company	1,870,000	125,000	—	—	1,995,000
Repayment of subordinated loan to parent company	—	(25,969)	—	25,969	—
Reduction in paid-up capital	(299,550)	(145,816)	—	145,816	(299,550)
Redemption of shares	(65,000)	65,000	—	—	—
Dividends	(7,092)	(158,948)	—	166,040	—
Advance (to) from an affiliated company	(296,855)	296,855	—	—	—

	1,291,770	156,122	—	337,349	1,785,241

Net change in cash and cash equivalents	—	204	272	(476)	—

Cash and cash equivalents, beginning of year	—	110	285	(395)	—

Cash and cash equivalents, end of year	$—	$314	$557	$(871)	$—

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
20.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

In accordance with United States GAAP

As at December 31, 2007

			Non-	Adjustments
	Videotron	Subsidiary	subsidiary	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated

	(in thousands of Canadian dollars)
Assets
Current assets:
Cash and cash equivalents	$493	$315	$583	$(1,391)	$—
Accounts receivable	150,597	9,234	1,535	—	161,366
Amounts receivable from affiliated companies	18,575	17,723	138	(24,170)	12,266
Income taxes	199	21	—	—	220
Inventories and prepaid expenses	49,161	6,579	21	—	55,761
Future income taxes	26,866	5,599	7	—	32,472

	245,891	39,471	2,284	(25,561)	262,085

Investments	1,870,000	125,000	—	—	1,995,000
Fixed assets	1,246,995	254,035	5,658	(325)	1,506,363
Future income taxes	—	2,970	—	—	2,970
Other assets	59,577	7,383	—	(59,844)	7,116
Goodwill	1,903,756	440,117	—	233,711	2,577,584

	$5,326,219	$868,976	$7,942	$147,981	$6,351,118

Liabilities and Shareholder’s Equity
Current liabilities:
Bank indebtedness	$10,869	$1	$26	$(1,391)	$9,505
Accounts payable and accrued liabilities	490,727	31,755	653	(126)	523,009
Amounts payable to affiliated companies	71,951	8,924	649	(24,041)	57,483
Deferred revenue	113,510	38,302	116	—	151,928
Income taxes	34	(10)	95	—	119

	687,091	78,972	1,539	(25,558)	742,044

Long-term debt	946,236	—	—	—	946,236
Subordinated loan to parent company	1,870,000	125,000	—	—	1,995,000
Future income taxes	139,857	48,429	435	—	188,721
Deferred revenue	2,173	144	—	—	2,317
Non-controlling interest	—	—	—	947	947

	3,645,357	252,545	1,974	(24,611)	3,875,265
Shareholder’s Equity:
Share capital	46,175	232,817	25	(232,840)	46,177
Contributed surplus	4,461,660	792,495	488	(76,500)	5,178,143
(Deficit) retained earnings	(2,819,634)	(407,463)	5,455	481,932	(2,739,710)
Accumulated other comprehensive loss	(7,339)	(1,418)	—	—	(8,757)

	1,680,862	616,431	5,968	172,592	2,475,853

	$5,326,219	$868,976	$7,942	$147,981	$6,351,118

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
20.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Income

In accordance with United States GAAP

For the year ended December 31, 2006

			Non-	Adjustments
	Videotron	Subsidiary	subsidiary	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated

	(in thousands of Canadian dollars)
Revenues	$1,066,286	$241,527	$5,610	$(1,158)	$1,312,265

Direct costs and operating expenses	631,230	169,000	4,163	(1,158)	803,235

Amortization	170,246	25,448	674	(33)	196,335

Financial expenses	67,965	19,806	—	—	87,771

Dividend income from related companies	—	(13,170)	—	13,170	—

Income (loss) before the undernoted	196,845	40,443	773	(13,137)	224,924

Income taxes	51,350	4,492	231	—	56,073

	145,495	35,951	542	(13,137)	168,851

Share in the results of a company subject to significant influence	11,417	119	—	(11,536)	—

Non-controlling interest	—	—	—	(86)	(86)

Net income (loss)	$156,912	$36,070	$542	$(24,759)	$168,765

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
20.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2006

			Non-	Adjustments
	Videotron	Subsidiary	subsidiary-	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated

	(in thousands of Canadian dollars)
Cash flows related to operating activities:
Net income (loss)	$156,912	$36,070	$542	$(24,759)	$168,765
Adjustments for the following items:
Amortization	181,382	32,617	674	(33)	214,640
Future income taxes	51,997	4,482	33	—	56,512
Other	(14,427)	1,288	549	11,622	(968)
Net change in non-cash balances related to operations	(32,305)	28,593	95	2,509	(1,108)

	343,559	103,050	1,893	(10,661)	437,841
Cash flows related to investing activities:
Acquisition of fixed assets	(260,720)	(37,665)	(1,793)	(2,451)	(302,629)
Net decrease (increase ) in temporary investments	40,000	—	(491)	—	39,509
Dividends	19,000	(19,000)	—	—	—
Other	514	283	—	—	797

	(201,206)	(56,382)	(2,284)	(2,451)	(262,323)
Cash flows related to financing activities:
Net change in bank indebtedness	18,865	—	—	(395)	18,470
Net change in bank credit facility	49,000	—	—	—	49,000
Settlement of derivative financial instruments	(938)	—	—	—	(938)
Issuance of shares	111,536	—	—	—	111,536
Repayment of subordinated loan to parent company	(150,000)	—	—	—	(150,000)
Transfer of additional amount payable to parent company	(111,536)	—	—	—	(111,536)
Reduction in paid-up capital	(108,749)	—	—	—	(108,749)
Dividends	(23,170)	—	—	13,170	(10,000)
Advance from (to) an affiliated company	47,094	(47,036)	—	(58)	—

	(167,898)	(47,036)	—	12,717	(202,217)

Net change in cash and cash equivalents	(25,545)	(368)	(391)	(395)	(26,699)

Cash and cash equivalents, beginning of year	25,545	478	676	—	26,699

Cash and cash equivalents, end of year	$—	$110	$285	$(395)	$—

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
20.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

In accordance with United States GAAP

As at December 31, 2006

			Non-	Adjustments
	Videotron	Subsidiary	subsidiary	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated

	(in thousands of Canadian dollars)
Assets
Current assets:
Cash and cash equivalents	$—	$110	$285	$(395)	$—
Temporary investments	—	—	987	—	987
Accounts receivable	129,816	8,758	1,011	—	139,585
Amounts receivable from affiliated companies	89,478	330,891	141	(417,850)	2,660
Income taxes	136	40	134	—	310
Inventories and prepaid expenses	41,406	6,605	8	—	48,019
Future income taxes	16,281	8,607	140	—	25,028

	277,117	355,011	2,706	(418,245)	216,589
Fixed assets	1,148,150	245,547	6,192	(358)	1,399,531
Future income taxes	—	3,358	—	—	3,358
Other assets	404,639	71,344	—	(455,058)	20,925
Goodwill	1,903,756	444,940	—	233,711	2,582,407

	$3,733,662	$1,120,200	$8,898	$(639,950)	$4,222,810

Liabilities and Shareholder’s Equity
Current liabilities:
Bank indebtedness	$18,865	$—	$—	$(395)	$18,470
Accounts payable and accrued liabilities	376,785	34,675	792	(297)	411,955
Amounts payable to company under common control	370,735	86,496	2,748	(417,550)	42,429
Deferred revenue	101,212	33,980	143	—	135,335
Income taxes	45	—	36	—	81

	867,642	155,151	3,719	(418,242)	608,270
Long-term debt	1,007,557	25,969	—	(25,969)	1,007,557
Deferred revenue	3,423	783	—	—	4,206
Future income taxes	120,878	51,694	294	—	172,866
Non-controlling interest	—	—	—	774	774

	1,999,500	233,597	4,013	(443,437)	1,793,673
Shareholder’s equity:
Share capital	410,725	378,633	25	(443,656)	345,727
Contributed surplus	4,458,320	790,135	488	(76,500)	5,172,443
(Deficit) retained earnings	(3,110,672)	(280,770)	4,372	323,643	(3,063,427)
Accumulated other comprehensive loss	(24,211)	(1,395)	—	—	(25,606)

	1,734,162	886,603	4,885	(196,513)	2,429,137

	$3,733,662	$1,120,200	$8,898	$(639,950)	$4,222,810

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
20.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Income

In accordance with United States GAAP

For the year ended December 31, 2005

			Non-	Adjustments
	Vidéotron	Subsidiary	subsidiary	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated

	(in thousands of Canadian dollars)
Revenues	$855,709	$227,393	$4,886	$(1,405)	$1,086,583

Direct costs and operating expenses	521,556	151,213	3,432	(1,403)	674,798

Amortization	154,333	22,593	587	(98)	177,415

Financial expenses	51,068	25,490	—	(1,401)	75,157

Dividend income from related companies	—	(17,920)	—	17,920	—

Income (loss) before the undernoted	128,752	46,017	867	(16,423)	159,213

Income taxes	50,154	9,764	221	269	60,408

	78,598	36,253	646	(16,692)	98,805

Share in the results of a company subject to significant influence	15,146	142	—	(15,288)	—

Non-controlling interest	—	—	—	(102)	(102)

Net income (loss)	$93,744	$36,395	$646	$(32,082)	$98,703

VIDEOTRON LTD.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2007, 2006 and 2005
20.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2005

			Non-	Adjustments
	Vidéotron	Subsidiary	subsidiary	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated

	(in thousands of Canadian dollars)
Cash flows related to operating activities:
Net income (loss)	$93,744	$36,395	$646	$(32,082)	$98,703
Adjustments for the following items:
Amortization	161,215	27,006	587	(98)	188,710
Future income taxes	47,619	9,454	155	269	57,497
Other	(42,909)	1,914	105	13,990	(26,900)
Net change in non-cash balances related to operations	102,821	(34,640)	(814)	—	67,367

	362,490	40,129	679	(17,921)	385,377
Cash flows related to investing activities:
Acquisition of fixed assets	(189,647)	(29,019)	(1,199)	—	(219,865)
Payment of tax deductions to the parent company	(25,800)	(9,400)	—	—	(35,200)
Net increase (decrease) in temporary investments	(20,000)	—	754	—	(19,246)
Dividends	11,000	(11,000)	—	—	—
Other	357	805	—	—	1,162

	(224,090)	(48,614)	(445)	—	(273,149)
Cash flows related to financing activities:
Repayment of long-term debt	—	(92,284)	—	—	(92,284)
Issuance of long-term debt, net of financing costs	200,185	—	—	—	200,185
Settlement of derivative financial instruments	(3,588)	(7,367)	—	—	(10,955)
Advance (to) from an affiliated company	(110,168)	110,168	—	—	—
Dividends	(227,921)	—	—	17,921	(210,000)
Reimbursement of advance to parent company	40,893	—	—	—	40,893
Reduction in paid-up capital	(45,653)	—	—	—	(45,653)
Other	497	177	(800)	—	(126)

	(145,755)	10,694	(800)	17,921	(117,940)

Net change in cash and cash equivalents	(7,355)	2,209	(566)	—	(5,712)

Cash and cash equivalents, beginning of year	32,900	(1,731)	1,242	—	32,411

Cash and cash equivalents, end of year	$25,545	$478	$676	$—	$26,699