Form 20-F
period 2008-12-31
VIDEOTRON LTEE
filed 2009-03-06
CIK 890746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number 033-51000

VIDEOTRON LTD. / VIDÉOTRON LTÉE

(Exact name of Registrant as specified in its charter)

Province of Québec, Canada

(Jurisdiction of incorporation or organization)

612 St. Jacques Street

Montréal, Québec, Canada  H3C 4M8

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

2,515,277 Class “A” Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐	Yes	☒	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐	Yes	☒	No

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☒	Item 17	☐	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐	Yes	☒	No

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

All references in this annual report to our “Senior Notes” are to, collectively, our issued and outstanding 6 7/8% Senior Notes due January 15, 2014, our 6 3/8% Senior Notes due December 15, 2015 and our 9% Senior Notes due 2018.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and accounting principles generally accepted in the United States, or U.S. GAAP, as they relate to our financial statements, see Note 24 to our audited consolidated financial statements which are included under “Item 17. Financial Statements” in this annual report. We state our financial statements in Canadian dollars. In this annual report, references to Canadian dollars, Cdn$ or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.

We use the supplemental financial measure operating income to assess our operating results and financial performance.  Operating income and ratios based on this measure are not required by or recognized under Canadian GAAP or U.S. GAAP.  We define operating income, reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, (gain) loss on valuation and translation of derivative instruments, impairment of goodwill and other items, income taxes and non-controlling interest in a subsidiary. Operating income margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and U.S. GAAP. We believe that operating income is a meaningful measure of performance because operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community to analyze and compare companies in our field of activities. Operating income has limitations as an analytical tool, including:

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

You should note our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure.  We provide a reconciliation of operating income to net income (loss) under Canadian GAAP and U.S. GAAP in footnote 9 under “Item 3. Key Information — Selected Financial Data”.

In this annual report, we also use the measure long-term debt, excluding QMI subordinated loans, as a supplemental measure of our indebtedness.  Long-term debt, excluding QMI subordinated loans, is not a measure that is required by or recognized under Canadian GAAP or U.S. GAAP.  We define long-term debt, excluding QMI subordinated loans, as our long-term debt excluding subordinated loans that we enter into with our parent, Quebecor Media.  We believe that long-term debt, excluding QMI subordinated loans, is, from the perspective of a holder of our Senior Notes, a meaningful measure of our long-term debt because the QMI subordinated loans are subordinated in right of payment to the prior payment in full of our senior indebtedness, including the Senior Notes, and because the proceeds of our QMI subordinated loans were invested in retractable preferred shares of Quebecor Media as part of back-to-back transactions to reduce our income tax obligations. Long-term debt, excluding QMI subordinated loans, is not intended to be, and should not be, regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with Canadian GAAP or U.S. GAAP. We provide a reconciliation of long-term debt, excluding QMI subordinated loans, to long-term debt under Canadian GAAP and U.S. GAAP in footnote 8 under “Item 3. Key Information — Selected Financial Data”.

Unless otherwise indicated, information provided in this annual report, including all operating data, is as of December 31, 2008.

INDUSTRY AND MARKET DATA

Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the CRTC, as a source of Canadian data, and NCTA, A.C. Nielsen Media Research and Kagan Research LLC, as sources of U.S. data.  Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Penetration and market share data contained in this annual report is generally based on sources published in the fourth quarter of 2008.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period noon rates published by the Bank of Canada.  Such rates are set forth as U.S. dollars per Cdn$1.00 and are the rates published by the Bank of Canada for Canadian dollars per US$1.00. On March 3, 2009, the noon rate was Cdn$1.00 equals US$0.7729.  We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate.

Year Ended:	Average(1)	High	Low	Period End

December 31, 2008	0.9381	1.0289	0.7711	0.8166
December 31, 2007	0.9304	1.0905	0.8437	1.0120
December 31, 2006	0.8817	0.9099	0.8528	0.8581
December 31, 2005	0.8254	0.8690	0.7872	0.8577
December 31, 2004	0.7683	0.8493	0.7159	0.8308

Month Ended:	Average(2)	High	Low	Period End

March 2009 (through March 3, 2009)	0.7744	0.7758	0.7729	0.7729
February 28, 2009	0.8021	0.8202	0.7758	0.7870
January 31, 2009	0.8150	0.8458	0.7849	0.8088
December 31, 2008	0.8100	0.8358	0.7711	0.8166
November 30, 2008	0.8203	0.8696	0.7779	0.8083
October 31, 2008	0.8441	0.9426	0.7726	0.8220
September 30, 2008	0.9449	0.9673	0.9263	0.9435

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•                  our ability to successfully build and deploy our new wireless services network on the timeline we are targeting and to implement successfully our strategy of becoming a facilities-based wireless provider;

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

•                  labour disputes or strikes;

•                  changes in our ability to obtain services and equipment critical to our operations;

•                  changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

•                  our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt;

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

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A-                                   Selected Financial Data

The following table presents selected consolidated financial information for our business for each of the years 2004 through 2008. We derived this selected financial information from our consolidated financial statements. Our consolidated balance sheets as at December 31, 2008 and 2007 and consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2008 are included in this annual report. The consolidated financial statements as at December 31, 2007 and for the years ended December 31, 2007 and December 31, 2006 have been audited by KPMG LLP, an independent registered public accounting firm. KPMG LLP’s report on these consolidated financial statements is included in this annual report. The consolidated financial statements as at and for the year ended December 31, 2008 have been audited by Ernst & Young LLP, an independent registered public accounting firm.  Ernst & Young LLP’s report on these consolidated financial statements is included in this annual report.  The selected consolidated statement of income data for the years ended December 31, 2005 and 2004 and the consolidated balance sheet data as at December 31, 2006, 2005 and 2004 which are presented below are derived from our audited consolidated financial statements audited by KPMG not included in this annual report. The information presented below the caption “Operating Data” is not derived from our consolidated financial statements and is unaudited.  The information presented below the caption “Other Financial Data” is unaudited except for cash flows and capital expenditures for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, which have been derived from our consolidated financial statements. All information contained in the following tables should be read in conjunction with our consolidated financial statements, the notes related to those financial statements and the section entitled “Item 5. Operating and Financial Review and Prospects”. Our historical results are not necessarily indicative of our future financial condition or results of operations.

Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 24 to our audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 included under “Item 17. Financial Statements” in this annual report.

	Year Ended December 31,
	2008	2007 (1)	2006	2005 (2)	2004 (2)
				(restated)	(restated)
	(dollars in thousands )
AMOUNTS UNDER CANADIAN GAAP
Consolidated Statement of Income Data:
Operating revenues:
Cable television	$809,891	$735,832	$677,273	$618,346	$576,825
Internet	499,627	422,448	345,075	270,791	222,458
Cable telephony	286,063	195,477	107,357	21,088	—
Wireless telephony	31,630	17,717	1,208	—	—
Business solutions	63,592	70,189	74,352	78,409	66,117
Video stores	57,015	59,956	55,585	55,146	48,058
Other	56,388	50,987	48,745	36,626	24,274
Total operating revenues	1,804,206	1,552,606	1,309,595	1,080,406	937,732

Direct cost and operating expenses	1,007,050	909,923	796,887	666,793	573,943
Amortization	214,281	206,083	185,115	166,292	163,862
Financial expenses(3)(4)(5)	90,924	76,147	81,779	65,796	60,989
Loss (gain) on valuation and translation of derivative instruments	24,673	(9,095)	(2,193)	8,941	31,872
Impairment of goodwill and other items	(1,414)	5,425	—	—	1,930
Income taxes expense (recovery)	73,102	38,258	64,230	69,791	(6,661)
Non-controlling interest in a subsidiary	148	173	86	102	100
Net income	$395,442	$325,692	$183,691	$102,691	$111,697

Consolidated Balance Sheet Data (at year end):
Cash and cash equivalents	—	—	—	$26,699	$32,411
Total assets	$5,105,932	$4,152,775	$1,988,032	1,977,610	1,895,433
Long-term debt, excluding QMI subordinated loans(6)(7)(8)	1,807,997	950,988	1,021,170	971,697	990,008
QMI subordinated loans(6)(7)(8)	2,055,000	1,995,000	—	150,000	150,000
Share capital	1	46,177	345,727	342,940	388,593
Shareholder’s equity	403,654	259,110	249,581	76,363	229,302
Cash dividends declared and reductions of paid-up capital	230,000	299,550	118,749	255,653	205,233

Year Ended December 31,
2008	2007 (1)	2006	2005 (2)	2004 (2)
(restated)	(restated)
(dollars in thousands, except ARPU and ratio)
Other Financial Data
Operating income (unaudited)(9)	$797,156	$642,683	$512,708	$413,613	$363,789
Operating income margin (unaudited)(9)	44.2%	41.4%	39.2%	38.3%	38.8%
Cash flows from operating activities	711,534	552,923	440,619	387,205	329,433
Cash flows used in investing activities	(1,043,220)	(2,338,164)	(265,101)	(274,977)	(111,093)
Cash flows from (used in) financing activities	331,686	1,785,241	(202,217)	(117,940)	(215,652)
Capital expenditures(10)	404,759	330,075	302,629	219,865	144,453

Operating Data (unaudited):
Homes passed(11)	2,542,859	2,497,403	2,457,213	2,419,335	2,383,443
Basic cable customers(12)	1,715,616	1,638,097	1,572,411	1,506,113	1,452,554
Basic cable penetration(13)	67.5%	65.6%	64.0%	62.3%	60.9%
Digital customers	927,322	768,211	623,646	474,629	333,664
Digital penetration(14)	54.1%	46.9%	39.7%	31.5%	23.0%
Cable Internet customers	1,063,847	932,989	791,966	637,971	502,630
Cable Internet penetration(13)	41.8%	37.4%	32.2%	26.4%	21.1%
Cable telephony customers	851,987	636,352	397,830	162,979	2,135
Cable telephony penetration(13)	33.5%	25.5%	16.2%	6.7%	0.1%
ARPU(15)	$81.17	$71.52	$61.43	$51.86	$46.50
Ratio of earnings to fixed charges(16)	4.6	x	5.2	x	3.9	x	3.8	x	2.6	x

	Year Ended December 31,
	2008	2007 (1)	2006	2005 (2)	2004 (2)
				(restated)	(restated)
	(dollars in thousands )
AMOUNTS UNDER U.S. GAAP
Consolidated Statement of Income Data:
Operating revenues:
Cable television	$810,131	$736,179	$677,970	$621,493	$584,187
Internet	499,712	422,585	345,112	272,926	224,450
Cable telephony	286,195	195,587	109,293	21,983	—
Wireless telephony	31,630	17,717	1,208	—	—
Business solutions	63,592	70,189	74,352	78,409	66,117
Video stores	57,015	59,956	55,585	55,146	48,058
Other	56,388	50,987	48,745	36,626	24,274
Total operating revenues	1,804,663	1,553,200	1,312,265	1,086,583	947,086

Direct cost and operating expenses	1,004,982	912,811	803,235	674,798	584,876
Amortization	225,587	216,711	196,335	177,415	175,743
Financial expenses(3)(4)(5)	90,924	76,147	81,779	65,796	60,989
Loss (gain) on valuation and translation of derivative instruments	30,105	(14,101)	5,992	9,361	24,183
Impairment of goodwill and other items	586	5,425	—	—	1,930
Income taxes expenses (recovery)	77,293	32,317	56,073	60,408	(1,208)
Non-controlling interest in a subsidiary	148	173	86	102	100
Net income	$375,038	$323,717	$168,765	$98,703	$100,473

Consolidated Balance Sheet Data (at year end):
Cash and cash equivalents		—	—	$26,699	$32,411
Total assets	$7,311,724	$6,371,695	$4,222,810	4,225,866	4,162,179
Long-term debt, excluding QMI subordinated loans (6)(7)(8)	1,804,003	946,236	1,007,557	958,433	991,280
QMI subordinated loans(6)(7)(8)	2,055,000	1,995,000	—	150,000	150,000
Share capital	1	46,177	345,727	342,940	388,593
Shareholder’s equity	2,626,594	2,475,853	2,429,137	2,273,593	2,437,970
Cash dividends declared and reductions of paid-up capital	230,000	$299,550	$118,749	$255,653	$205,233

	Year Ended December 31,
	2008		2007 (1)		2006		2005 (2)		2004 (2)
							(restated)		(restated)
	(dollars in thousands, except ratio)
Other Financial Data:
Operating income (unaudited)(9)	$799,681		$640,389		$509,030		$411,785		$362,210
Operating income margin (unaudited)(9)	44.3%		41.2%		38.8%		37.9%		38.2%
Cash flows from operating activities	712,259		552,529		437,841		385,377		327,854
Cash flows used in investing activities	(1,043,945)		(2,337,770)		(262,323)		(273,149)		(109,514)
Cash flows from (used in) financing activities	331,686		1,785,241		(202,217)		(117,940)		(215,652)
Capital expenditures(10)	404,759		330,075		302,629		219,865		144,453
Ratio of earnings to fixed charges(16)	4.4	x	5.1	x	3.6	x	3.6	x	2.5	x

(1)                                   Effective January 1, 2007, Videotron adopted new financial instruments, hedges and comprehensive income standards pursuant to Canadian GAAP. See Note 1 to our consolidated financial statements included under Item 17 of this annual report.

(2)                                   On January 1, 2006, a company under common control, Videotron Telecom Ltd., merged with the Company.  On July 1, 2006, the Company also merged with its parent, 9101-0827 Québec inc.  Those transactions have been accounted for using the continuity of interest method, and the results of operations and financial position of Videotron Telecom Ltd. and 9101-0827 Québec inc. have been included in these consolidated financial statements as if the three companies had always been combined.  Comparative figures have been restated from statements previously presented.  In respect of U.S. GAAP financial data, see also Note 24 “Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States” to our consolidated financial statements included under Item 17 of this annual report.

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

(4)                                   On January 3, 2007, May 31, 2007 and January 4, 2008, we entered into back-to-back transactions with Quebecor Media and 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. With respect to these back-to-back transactions, we recorded an interest expense of $238.9 million in the year ended December 31, 2008 and $157.7 million in the year ended December 31, 2007, but we recorded $246.9 million and $162.9 million in dividends from Quebecor Media in 2008 and 2007, respectively. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.

(5)                                   On May 31 2007 and January 4, 2008, CF Cable TV inc., a wholly-owned subsidiary of Videotron, entered into back-to-back transactions with Quebecor Media and 9101-0835 Québec Inc.  With respect to these back-to-back transactions, we recorded interest expense of $30.9 million in the year ended December 31, 2008 and $7.7 million in the year ended December 31, 2007, but we recorded $31.9 million and $8.0 million in dividends from Quebecor Media in 2008 and 2007 respectively. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.

(6)                                   For the years ended December 31, 2007 and 2008, the term “QMI subordinated loans” refers to the $1.0 billion and $870.0 million subordinated loans due in 2022 we entered into in 2007 in favor of Quebecor Media (partly redeemed for $525.0 million in 2008), the $415.0 million subordinated loan due in 2023, entered into in 2008, also in favor of Quebecor Media,  the $125.0 million subordinated loan due in 2022 our subsidiary CF Cable TV Inc., entered into in 2007 in favor of Quebecor Media and the $170.0 million subordinated loan due in 2023 our subsidiary CF Cable TV Inc., entered into in 2008 in favor of Quebecor Media ..  Interest on the subordinated loan throughout its term is payable in cash at our option. The QMI subordinated loans are reflected as long-term debt on our consolidated balance sheet. See Item 5. Operating and Financial Review and Prospects — Operating Results — Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.

(7)                                   For the years ended December 31, 2004 and 2005, the term “QMI subordinated loans” refers to the $150.0 million subordinated loan due 2015 we entered into in favor of Quebecor Media and the $1.1 billion subordinated loan due 2019 by our subsidiary Vidéotron (1998) ltée, which is a guarantor of our Senior Notes, entered into on January 16, 2004 in favor of Quebecor Media. Interest on the $150.0 million subordinated loan throughout its term is payable in cash at our option. The QMI subordinated loans have been excluded from long-term debt because under the terms of our Senior Notes, all payments on the $150.0 million subordinated loan are restricted payments treated in the same manner as dividends on our common shares (excluding QMI subordinated loans entered into as part of a back-to-back transaction), and the proceeds of our $1.1 billion subordinated loan has been invested in retractable preferred shares of Quebecor Media as part of a back-to-back transaction to reduce our income tax obligations. On December 16, 2004, Quebecor Media redeemed its $1.1 billion of retractable preferred shares, and we used the proceeds to repay our $1.1 billion subordinated loan. On January 17, 2006, we reimbursed the $150.0 million subordinated loan due 2015 and all interest owed at that date for a total consideration of $168.0 million.

(8)                                   We believe that long-term debt, excluding QMI subordinated loans, is, from the perspective of a holder of our issued and outstanding Senior Notes, a meaningful measure of our long-term debt because the QMI subordinated loans are subordinated in right of payment to the prior payment in full of our senior indebtedness, including our Senior Notes, and because the proceeds of our QMI subordinated loans due 2022 and 2023 were invested in retractable preferred shares of Quebecor Media as part of back-to-back transactions to reduce our income tax obligations. Consequently, we disclose long-term debt, excluding QMI subordinated loans, as a supplemental measure of our indebtedness in this annual report. Long-term debt, excluding QMI subordinated loans, is not intended to be, and should not be, regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with Canadian GAAP or U.S. GAAP. Long-term debt, excluding QMI subordinated loans, is calculated from and reconciled to long-term debt as follows:

	At December 31,
	2008	2007(1)	2006	2005 (2)	2004 (2)
				(restated)	(restated)
	(Canadian dollars in millions) (unaudited)
AMOUNTS UNDER CANADIAN GAAP
Long-term debt	$3,863.0	$2,946.0	$1,021.2	$1,121.7	$1,140.0
QMI subordinated loans	(2,055.0)	(1,995.0)	—	(150.0)	(150.0)
Long-term debt, excluding QMI subordinated loans, as defined	$1,808.0	$951.0	$1,021.2	$971.7	$990.0

AMOUNTS UNDER U.S. GAAP
Long-term debt	$3,859.0	$2,941.2	$1,007.6	$1,108.4	$1141.3
QMI subordinated loans	(2,055.0)	(1,995.0)	—	(150.0)	(150.0)
Long-term debt, excluding QMI subordinated loans, as defined	$1,804.0	$946.2	$1,007.6	$958.4	$991.3

(9)                                   We use the supplemental financial measure operating income to assess our operating results and financial performance.  Operating income and ratios based on this measure are not required by or recognized under Canadian GAAP or U.S. GAAP.  We define operating income, reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, loss (gain) on valuation and translation of derivative instruments, impairment of goodwill and other items, income taxes and non-controlling interest in a subsidiary. Operating income margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and U.S. GAAP. We believe that operating income is a meaningful measure of performance because operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community to analyze and compare companies. You should note our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure.  Our operating income is calculated from and reconciled to net income (loss) as follows:

	Year Ended December 31,
	2008	2007 (1)	2006	2005 (2)	2004 (2)
				(restated)	(restated)
	(Canadian dollars in millions) (unaudited)
AMOUNTS UNDER CANADIAN GAAP
Net income	$395.4	$325.7	$183.7	$102.7	$111.7
Amortization	214.3	206.1	185.1	166.3	163.9
Financial expenses	90.9	76.1	81.8	65.8	61.0
Loss (gain) on valuation and translation of derivative instruments	24.7	(9.1)	(2.2)	8.9	31.9
Impairment of goodwill and other items	(1.4)	5.4	—	—	1.9
Income taxes expense (recovery)	73.1	38.3	64.2	69.8	(6.7)
Non-controlling interest	0.2	0.2	0.1	0.1	0.1
Operating income as defined	$797.2	$642.7	$512.7	$413.6	$363.8

AMOUNTS UNDER U.S. GAAP
Net income	$375.0	$323.7	$168.8	$98.7	$100.5
Amortization	225.6	216.7	196.3	177.4	175.7
Financial expenses	90.9	76.1	81.8	65.8	61.0
Loss (gain) on valuation and translation of derivative instruments	30.1	(14.1)	6.0	9.4	24.2
Impairment of goodwill and other items	0.6	5.4	—	—	1.9
Income taxes expense (recovery)	77.3	32.3	56.1	60.4	(1.2)
Non-controlling interest	0.2	0.2	0.1	0.1	0.1
Operating income as defined	$799.7	$640.4	$509.0	$411.8	$362.2

(10)                             Capital expenditures are comprised of acquisitions of fixed assets.

(11)                             “Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(12)                             “Basic cable customers” are customers who receive basic cable television service in either analog or digital mode.

(13)                             Represents customers as a percentage of total homes passed.

(14)                             Represents customers as a percentage of basic customers.

(15)                             Average monthly revenue per user, or ARPU, is an industry metric that we use to measure our average cable, Internet, and cable and wireless telephony revenues per month per basic cable customer. ARPU is not a measurement that is required by or recognized under Canadian GAAP or U.S. GAAP, and our definition and calculation of ARPU may not be the same as similarly titled measurements reported by other companies.  We calculate ARPU by dividing our combined cable television, Internet-access, and cable and wireless telephony revenues by the average number of our basic cable customers during the applicable period, and then dividing that result by the number of months in the applicable period.

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

C-                                   Reasons for the Offer and Use of Proceeds

Not applicable.

D-                                   Risk Factors

This section describes some of the risks that could materially affect our business, revenues, results of operations and financial condition, as well as the market value of our Senior Notes. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in the section “Cautionary Statement Regarding Forward-Looking Statements” at the forepart of this annual report. The risks below are not the only ones that we face. Some risks may not yet be known to us and some that we do not currently believe to be material could later turn out to be material.

Risks Relating to Our Business

We operate in highly competitive industries with emerging technological developments, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations.

We operate in highly competitive industries. In our cable operations, we compete against direct broadcast satellite providers, or DBS (which is also called DTH in Canada, for “direct-to-home” satellite), multi-channel multipoint distribution systems, or MDS, satellite master antenna television systems and over-the-air television broadcasters. In addition, we compete against incumbent local exchange carriers (or “ILECs”) which have secured licenses to launch video distribution services using video digital subscriber line, or VDSL, technology. The CRTC has approved a regional license for the main ILEC in our market to provide terrestrial broadcasting distribution in Montréal and several other communities in the Province of Québec. The same ILEC has also acquired a cable network in our main service area. We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy) as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include the video stores industry (rental & sale) and other alternative entertainment media. In addition, the Internet, as well as distribution over mobile devices, may become competitive broadcast distribution platforms in the future.

In our Internet access business, we compete against other Internet service providers, or ISPs, offering residential and commercial Internet access services as well as open Wi-Fi networks in some cities. The CRTC also requires us to offer access to our high speed Internet system to our ISP competitors and several third party ISPs have access or have requested access to our network. CRTC rules also require that we allow third party ISPs to provide voice or telephony applications in addition to retail Internet access services.

Our Voice-over-IP (or “VoIP”) telephony service has numerous competitors, including ILECs, competitive local exchange carriers, or CLECs, wireless telephone service operators and other providers of telephony services, and competitors that are not facilities-based and therefore have a much lower infrastructure cost. Competition from ILECs is expected to increase, particularly as a result of the Canadian federal government’s decision in 2007 to lift winback restrictions on ILECs and to change the criteria for forbearance from regulation of local exchange services. Since this decision, the CRTC has approved numerous applications for local forbearance submitted by Bell Aliant, Bell Canada, Télébec and TELUS-Québec, in both the residential and business local exchange markets.  As a result, Videotron’s incumbent local service competitors are now free from regulation of local exchange services in the vast majority of residential markets in which Videotron competes, as well as in a large number of business markets, including all of the largest metropolitan markets in Quebec. These rulings granting the ILECs’ forbearance applications enable ILECs to adjust their local exchange service prices for the approved exchanges without approval from the CRTC. Such price flexibility for local exchange services could have an adverse effect on our ability to compete successfully with ILECs in the local telephony market.

With our current Mobile Virtual Network Operator (or “MVNO”)-based wireless telephony service, we compete against a mix of corporations, some of them being active in some or all the products we offer, while others only offer mobile wireless telephony services in our market. In addition, users of wireless voice and data systems may find their communications needs satisfied by other current or developing technologies, such as Wi-Fi, WiMax, “hotspots” or trunk radio systems, which have the technical capability to handle wireless data communication and mobile telephone calls.  There can be no assurance that current or future competitors will not provide services comparable or superior to those we provide or may in the future provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. The cost of implementing or competing against future technological innovations may be prohibitive to us, and we may lose customers if we fail to keep pace with these changes.  Any of these factors could adversely affect our ability to operate our MVNO-based wireless business successfully and profitably.

We may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations.

Delays in the launch of our facilities-based wireless services, including due to issues relating to infrastructure buildout and tower-sharing requirements, could impair our ability to gain market share and could adversely affect our ability to deploy and operate our wireless operations successfully and profitably.

In July 2008, under Canada’s spectrum auction for third generation AWS, our parent company, Quebecor Media, acquired spectrum licenses for AWS covering all regions of the province of Québec and certain areas of Ontario.  Quebecor Media was the successful bidder for 40 MHz spectrum licenses in all parts of the Province of Québec, except the Outaouais region where it obtained 20 MHz spectrum licenses and certain regions of Québec where it obtained 50 MHz spectrum licenses.  Quebecor Media also acquired 20 MHz spectrum licenses in Eastern Ontario and 10 MHz spectrum licenses in the city of Toronto.  These licenses, the control of which was transferred from Quebecor Media to Videotron subsequent to the completion of the auction, were issued by Industry Canada on December 23, 2008. The spectrum enables us to pursue the buildout of a network infrastructure and to become a facilities-based provider offering advanced wireless telephony services, including high-speed Internet, mobile television and a variety of other advanced functions that can be accessed through mobile devices referred to as smartphones.

We are a new entrant in the wireless business in Canada, and, recently, most of the incumbent carriers have launched lower cost services in order to acquire additional market share and increase the wireless telephony penetration rate in our territory.  Any delay in the launch of our wireless services could result in a more challenging market to penetrate.  Any such delays could therefore also require us to deploy additional efforts and marketing expenses to meet our customer acquisition objectives, and there is a risk that we will be unable to meet our customer acquisition objectives on the timeline that we are targeting or at all.

Under Industry Canada’s new policy concerning mandatory roaming and antenna site and tower sharing, parties are required to consider tower-sharing arrangements in respect of existing towers prior to proposing the construction of new antenna tower structures.  We are therefore dependent on the participation of incumbent operators to satisfy this requirement. Although incumbent carriers are required to respond to tower-sharing requests, there can be no assurance that they will accede to such requests or otherwise negotiate tower-sharing rates and terms that are economically or technologically acceptable to new entrants, such as Videotron. Industry Canada has established an arbitration process to encourage commercially reasonable outcomes, but such a process may prove lengthy and burdensome, and could delay the launch of our wireless services network, which could adversely affect our ability to operate our wireless business successfully and profitably.

In addition, Industry Canada’s new policy concerning antenna site and tower sharing includes requirements with respect to land-use authority and public consultation regarding proposed tower installations or modifications. We must therefore undertake public notification and address local and neighborhood concerns before building a new tower structure. These procedures could lead to delays in acquiring and developing new sites for cellular towers and could make it more costly to pursue our strategy of building an AWS network, which could adversely affect our ability to deploy and operate our wireless operations successfully and profitably.

In order to build our wireless network infrastructure in a timely manner Videotron has entered into commercial relationships with certain key suppliers.  The inability of our key suppliers to meet our procurement and timing requirements could result in delays in the launch of our wireless network and in additional expenses, which could adversely affect our ability to deploy and operate our wireless business successfully and profitably.

We may encounter difficulties in reaching out-of-territory and in-territory roaming agreements with incumbent wireless operators.

Under Industry Canada’s new policy concerning mandatory roaming and antenna site and tower sharing, incumbent wireless operators are required, for a period of up to 10 years from the effective date of new entrants’ wireless licenses (December 23, 2008, in the case of Videotron), to permit new wireless entrants’ customers to roam on their networks outside the regions where such entrants won licenses in the 2008 AWS auction.  Incumbents are also required to permit new entrants’ customers to roam on their networks within the regions where such new entrants have won licenses for a period of 5 years (a period that could be extended to 10 years in certain circumstances). However, the rates and terms for such roaming are not prescribed and will be determined by negotiation between new entrants, such as Videotron, and the incumbents.  There can be no assurance that incumbents will advance these negotiations rapidly or that they will propose rates and other terms which are economically or technologically acceptable to new entrants. Industry Canada has established an arbitration process to encourage commercially reasonable outcomes, but such a process is lengthy and burdensome, and could further delay the launch of our wireless services, which could adversely affect our ability to operate our wireless business successfully and profitably.

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

We are using a new technology for which only a limited number of handsets might be available at the time of commercial launch.

AWS in the 2GHz range is a spectrum that has not been broadly used until recently for mobile telephony.  While certain wireless device suppliers in the United States have recently begun to offer their products on the AWS technology, there are still a limited number of handsets available.  As a result, the handset portfolio for AWS we will offer at the time of the commercial launch of our wireless services may not be as broad as that of certain other providers and we could potentially incur higher costs of customer acquisition due to a smaller market for this type of technology, which could adversely affect our ability to operate our wireless business profitably.

We are regularly required to make capital expenditures to remain technologically and economically competitive. We may not be able to obtain additional capital to implement our business strategies and make certain capital expenditures.

Our strategy of maintaining a leadership position in the suite of products and services we offer and launching new products and services requires capital investments in our network and infrastructure to support growth in our customer base and demands for increased bandwidth capacity and other services.  In this regard, we have in the past required substantial capital for the upgrade, expansion and maintenance of our network and the launch and expansion of new or additional services, and we expect additional capital expenditures in the short and medium term to expand and maintain our systems and services, including our expenditures relating to advancements in Internet access and high definition television, or HDTV, as well as the cost of our wireless services infrastructure buildout.  In October 2008, we and Quebecor Media announced our intention to invest between $800 million and $1.0 billion over the next four years to roll out our own AWS network.  This amount includes the cost of the acquired spectrum and operating licenses (which has already been paid), the cost of network buildout and initial operating costs (but excludes any capitalized interest).  There can be no assurance that we will be able to obtain the funds necessary to finance our capital improvement programs, new strategies and services or other capital expenditure requirements, whether through internally generated funds, additional borrowings or other sources.  If we are unable to obtain financing on acceptable terms, we may not be able to implement our business strategies and effect capital expenditures required to maintain our leadership position, and our business, financial condition, results of operations, reputation and prospects could be materially adversely affected. Even if we are able to obtain adequate funding, the period of time required to upgrade our network could have a material adverse effect on our ability to successfully compete in the future.

See also the following risk factors in this section: “— We operate in highly competitive industries with emerging technological developments, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations”, “—Delays in the launch of our wireless services, including due to issues relating to infrastructure buildout and tower-sharing requirements, could impair our ability to gain market share and could adversely affect our ability to deploy and operate our wireless operations successfully and profitably”, “— We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continuing technological evolution and development” and “— We may need to refinance certain of our indebtedness. Our inability to do so on favourable terms, or at all, could have a material adverse effect on us”.

If the world-wide financial crisis continues, the volatility and disruptions in the capital and credit markets could adversely affect our business, including affecting the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they come due.

The capital and credit markets have been experiencing extreme volatility and disruption. In the fourth quarter of 2008, the volatility and disruption reached unprecedented levels. The markets have exerted extreme downward pressure on stock prices and upward pressure on the cost of new debt capital and have severely restricted credit availability for most issuers.

The disruptions in the capital and credit markets have also resulted in higher interest rates on issuance of debt securities and increased costs under credit facilities. Continuation of these disruptions could increase our interest expense, adversely affecting our results of operations and financial position.

Our access to funds under our senior secured credit facilities is dependent on the ability of the financial institutions that are parties to those facilities to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under our senior secured credit facilities are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.

Longer term volatility and continued disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect our access to the liquidity needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged.

Continued market disruptions could cause broader economic downturns, which may lead to lower demand for certain of our products and increased incidence of customers’ inability to pay or timely pay for the services we provide. Events such as these adversely impact our results of operations, cash flows and financial position.

We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continuing technological evolution and development.

The media industry is experiencing rapid and significant technological changes, which has resulted in alternative means of program and content transmission. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Furthermore, in each of our broadcasting markets, industry regulators have authorized DTH, microwave services and VDSL services and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies, such as digital television over Internet Protocol connections (IPTV), or we may be required to acquire, develop or integrate new technologies ourselves.  The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited and could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition or results of operations.

We may not successfully implement our business and operating strategies.

Our business strategies are based on leveraging an integrated platform of media assets. Our strategies include launching and deploying additional value-added products and services such as AWS, pursuing cross-promotional opportunities, maintaining our advanced broadband network, leveraging geographic clustering, further integrating our operations within the Quebecor Media group of companies and maximizing customer satisfaction. We may not be able to implement these strategies fully or realize their anticipated results without incurring significant costs or at all.  In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, regulatory developments, general or local economic conditions, increased competition, technological change and the other factors described in this “Risk Factors” section. We may also be required to make capital expenditures in addition to those originally planned for the buildout of our AWS operations which may affect our ability to implement our business strategy should we not be able to secure additional financing on acceptable terms or generate sufficient internally generated funds to cover these requirements. Any material failure to implement our strategies could have a material adverse effect on our reputation, business, financial condition, prospects and results of operations and on our ability to meet our obligations, including our ability to service our indebtedness.

We have grown rapidly and are seeking to continue our growth. This rapid growth presents significant strains on our management. If we do not effectively manage our growth, our business, results of operations and financial condition could be adversely affected.

We have experienced substantial growth in our business and have significantly expanded our operations in recent years. We have in the past and may in the future seek to make opportunistic or strategic acquisitions and further expand the types of businesses in which we participate, such as our expansion into facilities-based wireless telephony operations, under appropriate conditions. This growth has placed, and will continue to place, a significant demand on our management. We can provide no assurance that we will be successful in either developing or fulfilling the objectives of any such acquisition or business expansion.  In addition, our expansion and acquisitions may require us to incur significant costs or divert significant resources, and may limit our ability to pursue other strategic and business initiatives, which could have an adverse effect on our business, financial condition, prospects or results of operations.  Furthermore, if we are not successful in managing and integrating any acquired businesses, or if we are required to incur significant or unforeseen costs, our business, results of operations and financial condition could be adversely affected.

We depend on key personnel.

Our success depends to a large extent upon the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, train and retain such employees could have a material adverse effect on our business, financial condition or operating results. In addition, to implement and manage our businesses and operating strategies effectively, we must maintain a high level of efficiency and performance, continue to enhance our operational and management systems, and continue to effectively attract, train, motivate and manage our employees. In connection with our current expansion as a facilities-based wireless services provider, we currently anticipate a near-term need to attract and train a substantial number of new employees, including many skilled employees, to staff this operation.  If we are not successful in these efforts, it may have a material adverse effect on our business, prospects, results of operations and financial condition.

Our financial performance could be materially adversely affected if we cannot continue to distribute a wide range of television programming on reasonable terms.

The financial performance of our cable service business depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates. We obtain television programming from suppliers pursuant to programming contracts. The quality and amount of television programming offered by us affect the attractiveness of our services to customers and, accordingly, the rates we can charge. We may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, or our inability to obtain programming at reasonable rates, or our inability to pass on rate increases to our customers could have a material adverse effect on our business, financial condition and results of operations.

Our ability to distribute television programming at a reasonable cost is also linked to the risk of being imposed a carriage fee for over-the-air television.  In November 2007, the CRTC agreed, pursuant to a request made by over-the-air television stations (OTAs), to revisit the concept of a subscriber fee that would be payable for the carriage of the signals of OTAs.  In October 2008, the CRTC once again denied this request, although it is possible that the CRTC may re-examine the issue in the future.

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

We provide our digital television, Internet access and cable telephony services through a single clustered network, which may be more vulnerable to widespread disruption.

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

We are dependent upon our information technology systems and those of certain third-parties and the inability to enhance our systems, or to protect them from a security breach or disaster, could have an adverse impact on our financial results and operations.

The day-to-day operation of our business is highly dependent on information technology systems, including those of certain third-party suppliers. An inability to maintain and enhance our existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products and services could have an adverse impact on our ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position. In addition, although we use industry standard network and information technology security and survivability/disaster recovery practices, a security breach or disaster could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

We may not be able to protect our services from piracy, which may have an adverse effect on our customer base and lead to a possible decline in revenues.

In our cable, Internet access and telephony operations, we may not be able to protect our services from piracy. We may be unable to prevent unauthorized access to our analog and digital programming, as well as our Internet access services. We use encryption technology to protect our cable signals from unauthorized access and to control programming access based on subscription packages. We may not be able to develop or acquire adequate technology to prevent unauthorized access to our services, which may have an adverse effect on our customer base and lead to a possible decline in our revenues.

Malicious and abusive Internet practices could impair our cable data services.

Our cable data customers utilize our network to access the Internet and, as a consequence, we or they may become victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. Any significant loss of cable data customers or revenue or significant increase in costs of serving those customers could adversely affect our growth, financial condition and results of operations.

We depend on third-party suppliers and providers for services and other items critical to our operations.

We depend on third-party suppliers and providers for certain services and other items that are critical to our operations, particularly our cable, telephony and wireless operations.  These materials and services include set-top boxes, cable and telephony modems, servers and routers, fiber-optic cable, telephony switches, inter-city links, support structures, software, the “backbone” telecommunications network for our Internet access and telephony service, and construction services for expansion and upgrades of our network. These services and equipment are available from a limited number of suppliers. If no supplier can provide us with the equipment or services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected. See also the risk factor “— Delays in the launch of our wireless services, including due to issues relating to infrastructure buildout and tower-sharing requirements, could impair our ability to gain market share and could adversely affect our ability to deploy and operate our wireless operations successfully and profitably” above.

We may be adversely affected by litigation and other claims.

In the normal course, we are involved in various legal proceedings and other claims relating to the conduct of our business.  Although, in the opinion of our management, the outcome of current pending claims and other litigation is not expected to have a material adverse effect on our reputation, results of operations, liquidity or financial position, a negative outcome in respect of any such claim or litigation could have such an adverse effect. Moreover, the cost of defending against lawsuits and diversion of management’s attention could be significant.  See also “Item 8. Financial Information — Legal Proceedings” in this annual report.

We may be adversely affected by strikes and other labour protests.

As of December 31, 2008, approximately 60% of our employees are unionized, and the terms of their employment are governed by one of our five regional collective bargaining agreements.  Our two most important collective bargaining agreements, covering our unionized employees in the Montréal and Québec City regions, have terms extending to December 31, 2009. We are also party to two collective bargaining agreements covering our unionized employees in the Chicoutimi and Hull regions, with terms running through January 31, 2010 and August 31, 2011, respectively, and one other collective bargaining agreement covering 39 employees of our SETTE inc. subsidiary, which expired on December 31, 2007. Negotiations regarding this collective bargaining agreement began in 2008 and are ongoing.

We have in the past experienced labour disputes, which have disrupted our operations, resulted in damage to our network or our equipment and impaired our growth and operating results. We cannot predict the outcome of any current or future negotiations relating to labour disputes, union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and/or service interruption, which could adversely affect our business, assets, financial position and results of operations.  Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and operating results, including if current or future labour negotiations or contracts were to restrict our ability to maximize the efficiency of our operations.  In addition, our ability to make short-term adjustments to control compensation and benefits costs is limited by the terms of our collective bargaining agreements.

Our auditors are not required to issue a report on our internal control over financial reporting in this annual report.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate internal control structures and procedures for financial reporting, and to prepare a report which contains an assessment of the effectiveness of our internal control over financial reporting. Management’s report on our internal controls over financial reporting is included in “Item 15. Controls and Procedures” of this annual report. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related temporary SEC rules, this annual report does not include a report of the Company’s registered public accounting firm on our internal control over financial reporting.

While we have concluded that our internal control over financial reporting was effective as of December 31, 2008, we cannot be certain that, when our auditors are required to perform an audit of our internal control over financial reporting, they will deliver their report without identifying areas for further attention or improvement, including material weaknesses.

We will adopt new accounting standards in 2011, and this adoption may have a material impact on our financial statements.

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.  For our 2011 interim and annual financial statements, we will be required to report under IFRS and to provide IFRS comparative information for the 2010 fiscal year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.  In order to prepare for the transition to IFRS, we have established an IFRS implementation team which includes senior levels of management from all relevant departments and subsidiaries, and have engaged an external expert advisor.

We have completed a diagnostic impact assessment, including a high-level analysis of potential consequences to financial reporting, business processes, internal controls, and information systems. Initial training has been provided to key employees and further investment in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS.  We continue to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS.  At this time, the impact of this changeover on our future financial position and results of operations is not yet determinable.

The adoption will result in changes to our reported financial position and results of operations, and these changes may be material. Moreover, the restatement of our 2010 financial statements for comparative purposes may be significant.  In addition, IFRS could have an effect on the computation of our debt covenants and of certain other contractual obligations. In particular, although the adoption IFRS will not change our actual cash flows, our covenants linked to balance sheet ratios may be affected by the adoption of IFRS in ways that are difficult to predict at this time.

Risks Relating to Our Industry

We are subject to extensive government regulation. Changes in government regulation could adversely affect our business, financial condition, prospects and results of operations.

Broadcasting operations in Canada are subject to extensive government regulation.  Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. In addition, there are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses in Canada.  Changes to the laws, regulations and policies governing broadcast television and distribution through cable or alternate means, the introduction of new laws, regulations, policies or terms of license could have a material adverse effect on our business, financial condition, prospects and results of operations.  We outline certain elements of this regulatory framework below.  For a more complete description of the regulatory environment affecting our business, see “Item 4. Information on the Company —Regulation”.

Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) and the Telecommunications Act (Canada) and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the Federal Cabinet. Our cable operations are also subject to technical requirements and performance standards under the Radiocommunication Act (Canada) administered by Industry Canada. Furthermore, the Federal Government introduced a bill in a previous session of Parliament which would permit the Competition Bureau, under the Competition Act (Canada), to impose fines of up to $15 million on telecommunications companies that do not comply with this law. We do not know whether this bill will be re-introduced in Parliament or whether it will become law.

The issuance of licenses for the use of radiofrequency spectrum in Canada is administered by Industry Canada under the Radiocommunication Act.  Use of spectrum is governed by conditions of license which address such matters as license term, transferability and divisibility, technical compliance, lawful interception, research and development requirements, and requirements related to antenna site sharing and mandatory roaming.

At the present time, the CRTC, through an exemption order, does not regulate the content of the Internet or interactive television and does not regulate broadcast distribution via the Internet. However, the CRTC has a policy of reviewing any of its exemption orders periodically. Broadcasting of programs and distribution of programs on the Internet and on wireless devices had been exempted from regulation since exemption orders issued in 1999 and 2007 respectively. On October 15, 2008, the CRTC announced that it will hold a public hearing beginning on February 17, 2009 to consider issues relating to broadcasting in the new media and the following six main themes: (i) defining broadcasting in new media; (ii) the significance of broadcasting in new media and its impact on the Canadian broadcasting system;  (iii) are incentives or regulatory measures necessary or desirable for the creation and promotion of Canadian broadcasting content in new media?; (iv) are there issues concerning access to broadcasting content in new media?; (v) other broadcasting or public policy objectives; and (vi) the appropriateness of the new media exemption order. Subject to the outcome of these hearings, it is possible that the CRTC may impose a tax on cable and telecommunications companies in order to create a national fund that would finance Canadian programming.

On November 20, 2008, the CRTC initiated a public proceeding to consider Internet traffic management practices for both wholesale and retail Internet services.  Among the issues to be considered in this proceeding are trends in traffic growth and network congestion, technical and economic solutions to address network congestion, the end user impacts of these solutions, notification requirements, and the potential for unjust discrimination toward Internet content or application providers.  A decision is expected in November 2009.  Any restrictions the CRTC might impose on the traffic management practices of Internet service providers could limit our ability to recover the costs of our access network.

On January 15, 2008, the CRTC issued its determination in Broadcasting Public Notice CRTC 2008-4, entitled “Diversity of Voices.”  In this public notice, the CRTC introduced new policies with respect to cross-media ownership; the common ownership of television services, including pay and specialty services; and the common ownership of broadcasting distribution undertakings.  See “Item 4. Information on the Company — Regulation — Ownership and Control of Canadian Broadcast Undertakings — Diversity of Voices”.

On July 5, 2007, the CRTC announced a review of the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services (Broadcasting Notice of Public Hearing CRTC 2007-10). As part of this review, the CRTC was considering reducing the amount of regulation for broadcasting distribution undertakings and discretionary programming services to the minimum essential to achieve the objectives under the Broadcasting Act, relying instead on market forces wherever possible. As a result of this review, on October 30, 2008, the CRTC issued a new distribution regulatory framework entitled “Regulatory frameworks for broadcasting distribution undertakings and discretionary programming services”. Pursuant to this new regulatory framework, the CRTC announced various changes to the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services, the majority of which will be implemented via amendments to the Broadcasting Distribution Regulations and will take effect on August 31, 2011.  See “Item 4. Information on the Company — Regulation — Canadian Broadcasting Distribution (Cable Television) — Distribution of Canadian Content and Broadcasting Distribution Regulations”.

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

As described more fully under the “Item 4. Information on the Company — Regulation — Canadian Broadcasting Distribution (Cable Television) — Licensing of Canadian Broadcasting Distribution Undertakings”, the CRTC has approved, since August 2007, the applications of a number of ILECs for forbearance from regulation of residential and business local exchange services affecting a large portion of the market in which Videotron operates. These rulings allow ILECs the right to adjust their prices for local exchange services in the approved exchanges without the need for CRTC approval. Such price flexibility by our ILEC competitors for local exchange services could have an adverse impact on our ability to compete successfully with them in the local telephony market.

On December 20, 2007, the CRTC granted conditional approval to a new telecommunications consumer agency, to which we had previously adhered voluntarily. The major Canadian cable operators, including Videotron, challenged certain elements of this ruling, and the CRTC issued a revised decision on May 30, 2008.  Among other things, the CRTC ruled that all telecommunications service providers with annual revenues in excess of $10 million must become members of the agency for a period of three years.  Videotron remains a member in good standing of the agency.

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

Industry Canada may not renew our AWS licenses on acceptable terms, or at all.

Our AWS licenses were issued on December 23, 2008, for a term of ten years.  At a minimum of two years before the end of this term, and any subsequent terms, we may apply for license renewal for an additional license term of up to ten years.  AWS license renewal, including whether license fees should apply for a subsequent license term, will be subject to a public consultation process initiated in year eight.

We are required to provide third-party Internet service providers with access to our cable systems, which may result in increased competition.

The four largest cable operators in Canada, including Vidéotron, have been required by the CRTC to provide third-party Internet service providers with access to their cable systems at mandated cost-based rates. The CRTC has further directed us to file, at the same time we offer any new retail Internet service speed, proposed revisions to our third-party internet access (or “TPIA”) tariff to include this new speed offering. TPIA tariff items have been filed and approved for all Videotron Internet service speeds.  Several third-party Internet service providers are now interconnected to our cable network and are thereby providing retail Internet access services.

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

We may need to support increasing costs in securing access to support structures needed for our cable network.

We require access to the support structures of hydro-electric and telephone utilities and to municipal rights of way to deploy our cable network. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada).

We have entered into comprehensive support structure access agreements with all of the major hydro-electric  companies and all of the major telecommunications companies in our service territory. Our agreement with Hydro-Québec, by far the largest of the hydro-electric companies, expires in December 2010.

On October 30, 2008, TELUS filed an application with the CRTC seeking an order to direct the ILECs to file new costs, terms and conditions for support structure service.  TELUS further requested that current telecommunications support structure rates be declared interim, and that monthly rental rates be adjusted retroactively to the date of its application to reflect any revised rates once a new tariff receives final approval.  The major Canadian cable operators, including Videotron, have opposed TELUS’ application, whereas Bell Canada and its affiliates have supported it.  If a review of monthly rental rates does proceed and if it results in an increase in rates, it may have a significant impact on Videotron’s network cost structure.

Long-Distance Equal Access could adversely affect our revenues.

The CRTC’s current three-year “Work Plan” includes a review of the regulatory treatment of Wireless Service Providers (WSPs), which could encompass a review of the issue of long-distance equal access for WSPs.  Equal access would permit wireless customers to choose their long distance provider rather than relying on the long distance services of their contracted wireless carrier.  This could result in lower revenues for long-distance services, which could adversely affect the profitability of our wireless telephony business.

We are subject to a variety of environmental laws and regulations.

We are subject to a variety of environmental laws and regulations. Certain of our facilities are subject to federal, provincial, state and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, recycling, the soil remediation of contaminated sites, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations. Failure to comply with present or future laws or regulations could result in substantial liability to us. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We are not currently conducting or planning any material study or remedial measure, and none has been required by regulatory authorities. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.

Risks Relating to our Senior Notes and Capital Structure

Our indebtedness and significant interest payment requirements could adversely affect our financial condition and therefore make it more difficult for us to fulfill our obligations, including our obligations under our outstanding Senior Notes.

We currently have a substantial amount of debt and significant interest payment requirements. As of December 31, 2008, we had $1.8 billion of consolidated long-term debt (excluding Quebecor Media subordinated loans) and we had $367.3 million available for additional borrowings under our senior secured credit facilities. Our substantial indebtedness could have significant consequences, including the following:

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

Our senior secured credit facilities and the indentures governing our outstanding notes permit us to incur additional indebtedness in the future.  If we incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt, see Note 14 to our audited consolidated financial statements for the year ended December 31, 2008 included under “Item 17. Financial Statements” of this annual report.

Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.

The terms of our senior secured credit facilities and the respective indentures governing our Senior Notes contain a number of operating and financial covenants restricting our ability to, among other things:

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

Our failure to comply with these covenants could result in an event of default which could, if not cured or waived, result in an acceleration of our debt and cause cross-defaults under our other debt. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it, and any such prepayment or refinancing could adversely affect our financial condition.  In addition, if we incur additional debt in the future, we may be subject to additional covenants, which may be more restrictive than those to which we are currently subject. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

We may not be able to finance an offer to purchase our Senior Notes following a change of control as required by each of the indentures governing our Senior Notes because we may not have sufficient funds at the time of the change of control or our senior secured credit facilities may not allow the repurchases.

If we experience a change of control, as that term is defined in each of the respective indentures governing our Senior Notes, or if we dispose of significant assets under specified circumstances, we may be required to make an offer to repurchase all of our Senior Notes prior to maturity. We cannot assure you that we will have sufficient funds or be able to arrange for additional financing at the time of the change of control to make the required repurchase of the Senior Notes.  There is no sinking fund with respect to our outstanding Senior Notes.

In addition, under our senior secured credit facilities, a change of control would be an event of default. Any future credit agreement or other agreements relating to our senior indebtedness to which we become a party may contain similar provisions. Our failure to repurchase our Senior Notes upon a change of control would constitute an event of default under each of our indentures.  Any such default could, in turn, constitute an event of default under future senior indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, we may not have sufficient funds to repurchase our Senior Notes and repay the debt.

We may need to refinance certain of our indebtedness. Our inability to do so on favourable terms, or at all, could have a material adverse effect on us.

We may need to refinance certain of our existing debt instruments at their term. Our ability to obtain additional financing to repay our existing debt at maturity will depend upon a number of factors, including prevailing market conditions and our operating performance.  The tightening of credit availability and the well-publicized challenges affecting global capital markets could also limit our ability to refinance our existing maturities.  There can be no assurance that any such financing will be available to us on favourable terms or at all.  See also the risk factor “—Risks Relating to Our Business—If the world-wide financial crisis continues, the volatility and disruptions in the capital and credit markets could adversely affect our business, including affecting the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they come due” above.

We may be adversely affected by exchange rate fluctuations.

Most of our revenues and expenses are received or denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes and cable modems and certain capital expenditures, including certain costs related to the buildout of our wireless network, are paid in U.S. dollars. Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon is payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign exchange gains or losses. Although we have entered into transactions to hedge the exchange rate risk with respect to 100% of our U.S. dollar-denominated debt outstanding at December 31, 2008, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt, these hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms or at all.  In addition, certain cross-currency interest rate swaps that we have entered into include an option that allows each party to unwind the transaction on a specific date at the then-fair value.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflect the amount Videotron would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2008, the net aggregate fair value of our cross-currency interest rate swaps and forward foreign exchange swap agreements was $78.5 million. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

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

Non-U.S. holders of our Senior Notes are subject to restrictions on the transfer or resale of our Senior Notes.

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

Also, Quebecor Media is a holding company with no significant assets other than its equity interests in its subsidiaries. Its principal source of cash needed to pay its own obligations is the cash that we and other subsidiaries generate from operations and borrowings. We have the ability to pay significant dividends under the terms of our indebtedness and applicable law and currently expect to make distributions to our shareholder in the future, subject to the terms of our indebtedness and applicable law.  See “Item 8. Financial Information — Dividend Policy” elsewhere in this annual report.

ITEM 4 - INFORMATION ON THE COMPANY

A-                                   History and Development of the Company

We were founded on September 1, 1989 as part of the amalgamation of our two predecessor companies, namely Videotron Ltd. and Télé-Câble St-Damien inc., under Part IA of the Companies Act (Québec). In October 2000, our parent company, Le Groupe Vidéotron ltée, was acquired by Quebecor Media. At the time of this acquisition, the assets of Le Groupe Vidéotron ltée included all of our shares. In December 2002, Le Groupe Vidéotron ltée was liquidated into its sole shareholder, Quebecor Media.

Our registered office is located at 612 St. Jacques Street, Montréal, Québec, Canada H3C 4M8, and our telephone number is (514) 281-1232. Our corporate website may be accessed through the URL http://www.videotron.com. The information found on our corporate website does not, however, form part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States with respect to our Senior Notes is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

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

On September 23, 2008, Videotron completed the acquisition of all of the issued and outstanding common shares of 9193-2962 Québec Inc. (“Spectrumco”) from Quebecor Media. Spectrumco currently holds the recently obtained spectrum licenses for AWS.

For a description, including the amount invested, of our principal capital expenditures since January 1, 2006, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Uses of Liquidity and Capital Resources— Capital Expenditures”.

B-                                   Business Overview

Overview

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of telephony services in the Province of Québec. We offer pay television, Internet access, cable telephony and mobile wireless telephony services. Our cable network covers approximately 80% of Québec’s approximately 3.1 million residential and commercial premises passed by cable. Our cable licenses include licenses for the greater Montréal area, the second largest urban area in Canada. The greater Montréal area represents one of the largest contiguous clusters in Canada and is among the largest in North America as measured by the number of cable customers. This concentration provides us with improved operating efficiencies and is a key element in the development and launch of our bundled service offerings.

As of December 31, 2008, we had over 1.7 million basic cable customers (which we define as customers receiving basic cable service, including analog and digital customers), representing a basic penetration rate of 67.5%. Through our extensive broadband coverage, we also offer digital television and cable Internet access services to approximately 99% of our total homes passed. We have rapidly grown our digital customer base in recent years, and at December 31, 2008, we had 927,332 digital customers, representing 54.1% of our basic customers and 36.5% of our total homes passed. We have also rapidly grown our cable Internet access customer base, and as of December 31, 2008, we had 1,063,847 cable Internet access customers, representing 62.0% of our basic customers and 41.8% of our total homes passed. We believe that the continued increase in the penetration rate of our digital television, cable Internet access, telephony and wireless voice and data services will result in increased average revenue per customer (ARPU).

Our bi-directional hybrid fiber coaxial (HFC) network also allows us to offer a telephony service using VoIP technology to our residential and commercial customers.  As of December 31, 2008, we had 851,987 cable telephony customers, representing 49.7% of our basic customers and 33.5% of our total homes passed.  In addition, as of December 31, 2008, approximately 99% of all of our cable customers were in areas in which our cable telephony service was available.

We also currently offer MVNO-based mobile wireless telephony services utilizing the GSM/GPRS network of Rogers Wireless Inc. (“Rogers Wireless”), a subsidiary of Rogers Communications Inc. As of December 31, 2008, 63,402 lines had been activated.  On March 31, 2008, our parent company, Quebecor Media, qualified as a new market entrant in the spectrum auction for third generation Advanced Wireless Services.  In July 2008, our parent company, Quebecor Media, acquired spectrum licenses for AWS covering all regions of the province of Québec and certain areas of Ontario.  Quebecor Media was the successful bidder for 40 MHz spectrum licenses in all parts of the Province of Québec, except the Outaouais region where it obtained 20 MHz spectrum licenses and certain regions of Québec where it obtained 50 MHz spectrum licenses.  Quebecor Media also acquired 20 MHz spectrum licenses in Eastern Ontario and 10 MHz spectrum licenses in the city of Toronto.  These licenses, the control of which was transferred from Quebecor Media to Videotron subsequent to the completion of the auction, were issued by Industry Canada on December 23, 2008.  These spectrum licenses enable us to pursue the buildout of a network infrastructure and become a facilities-based provider offering advanced wireless telephony services, including high-speed Internet, mobile television and a variety of other advanced functions that can be accessed through mobile devices referred to as smartphones.

In October 2008, we and Quebecor Media announced our intention to invest between $800 million and $1.0 billion over the next four years to roll out our own AWS network.  This amount includes the cost of the acquired spectrum and operating licenses (which has already been paid), the cost of network buildout and initial operating costs (but excludes any capitalized interest).  We plan to fund future investments in AWS through cash flow generation and available credit facilities.  We currently anticipate that our new High Speed Packet Access (HSPA) network will be operational in 9 to 15 months.

We offer our advanced products and services, which include video-on-demand and selected interactive television services, as a bundled package that is unique among the competitors in our market. We differentiate our services by offering a higher speed Internet access product, the widest range of French-language programming in Canada and exclusive content on our video-on-demand service. We believe that our bundled packages of products and services, together with our focus on customer service and the breadth of our French-language offerings, have resulted in improved customer satisfaction, increased use of our services and higher customer retention.

Through Le SuperClub Vidéotron, we also operate the largest chain of video and video game rental stores in Québec and among the largest of such chains in Canada, with a total of 246 retail locations (of which 208 are franchised).

For the year ended December 31, 2008, Videotron generated revenues of $1.80 billion and operating income of $797.2 million. For the year ended December, 31, 2007, Videotron generated revenues of $1.55 billion and operating income of $642.7 million.

Competitive Strengths

Leading Market Positions.  We are the largest cable operator in Québec and the third largest in Canada. We believe that our strong market position has enabled us to more effectively launch and deploy new products and services. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the areas we serve. In addition, we operate the largest chain of video stores in Québec through our Le SuperClub Vidéotron subsidiary. We believe that our proprietary and third-party retail distribution network of 717 stores and points of sale, including the Le SuperClub Vidéotron stores, assists us in marketing and distributing our advanced services, such as cable Internet access and digital television, on a large scale basis.

Single, Highly-Contiguous Cluster.  We serve our customer base through a single HFC clustered network that covers approximately 80% of Québec’s total addressable market and five of the province’s top six urban areas. This network represents one of the largest contiguous clusters in Canada and among the largest in North America as measured by the number of cable customers. We serve all of our cable customers through one primary headend and twelve regional headends. We believe that our single cluster network architecture provide us with several benefits, including:

•                  a higher quality and more reliable network;

•                  the ability to launch and deploy new products and services rapidly and efficiently; and

•                  a lower cost structure through reduced maintenance and technical support costs.

Differentiated, Bundled Service Offerings. Through our technologically advanced network, we offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, video-on-demand and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile wireless telephony services.  In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service that enables our customers to download data at a higher speed than that currently offered by standard digital subscriber line, or DSL, technology, we offer the widest range of French-language programming in Canada, and we offer exclusive content on our video-on-demand service.

Advanced Broadband Network. We have an advanced network, 99% of which is bi-directional, which allows us to offer a wide range of advanced services on the same media, such as digital television, video-on-demand, cable Internet access and cable telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that future capital expenditures over the next five years will be required to accommodate the evolution of our products and services and to meet the demand for increased capacity resulting from the growth of our telephony service and the offering of our other advanced products and services.

Strong, Market-Focused Management Team. We have a strong market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications and technology. Under the leadership of our senior management team, we have, despite intense competition, successfully increased sales of our digital television products, improved penetration of our high-speed Internet access and cable products and successfully launched our VoIP telephony services.

Cable Television Industry Overview

Cable television has been available in Canada for more than 50 years and is a well developed market. Competition in the cable industry was first introduced in Canada in 1997. As of August 31, 2007, the most recent date for which data is available, there were approximately 7.6 million cable television customers in Canada, representing a basic cable penetration rate of approximately 55.9% of homes passed. For the twelve months ended August 31, 2007 (the most recent data available), total industry revenue was estimated to be over $7.1 billion and is expected to grow in the future because Canadian cable operators have aggressively upgraded their networks and have begun launching and deploying new products and services, such as cable Internet access, digital television services and, more recently, telephony services. The following table summarizes the most recent available annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	CAGR(1)	2007	2006	2005	2004	2003
	(Homes passed and basic cable customers in millions, dollars in billions)

Canada
Industry Revenue	12.7%	$7.1	$6.1	$5.0	$4.7	$4.4
Homes Passed(2)	5.7%	13.6	13.0	11.2	10.5	10.9
Basic Cable Customers	1.7%	7.6	7.5	6.9	6.9	7.1
Basic Penetration	(3.8)%	55.9%	57.7%	61.6%	65.7%	65.1%

	Twelve Months Ended December 31,
	CAGR(3)	2008		2007		2006		2005		2004
	(Homes passed and basic cable customers in millions, dollars in billions)

U.S.
Industry Revenue	7.1%	US$	81.3	US$	74.7	US$	68.2	US$	62.3	US$	57.6
Homes Passed(2)	2.8%	124.2		123.0		111.6		110.8		108.2
Basic Cable Customers	(0.2)%	64.7		65.1		65.6		65.4		65.4
Basic Penetration	(2.9)%	52.1%		52.9%		58.8%		59.0%		60.4%

Source of Canadian data: CRTC.

Source of U.S. data: NCTA, A.C. Nielsen Media Research and SNL Kagan.

(1)            Compounded annual growth rate from 2003 through 2007.

(2)            “Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(3)            Compounded annual growth rate from 2004 through 2008.

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

A significant portion of Canada’s cable television customers are based in Québec. As of August 31, 2008, Québec is home to approximately 23.3% of Canada’s population and approximately 23.9% of its basic cable customers. Based on the CRTC statistics, basic cable penetration in Québec, which was approximately 53.9% as of August 31, 2008, has traditionally been lower than in other provinces in Canada, principally due to the higher concentration of French-speaking Canadians in Québec. It is estimated that over 80% of Québec’s population is French-speaking. Contrary to the English-speaking provinces of Canada, where programming in English comes from all over North America, programming in French is available over-the-air in most of Québec’s French-speaking communities. The arrival of a variety of French-language specialty channels not available over-the-air and, more recently, the introduction of HD content, contributed to a penetration increase.

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

In recent years, digital cable has significantly expanded the range of services that may be offered to our customers. We are now offering to our digital cable customers more than 340 channels, including 161 English-language channels, 55 French-language channels, 35 HDTV channels, 10 time-shifting channels and 63 radio/music channels.

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

Traditional Cable Television Services

Customers subscribing to our traditional analog “basic” and analog “extended basic” services generally receive a line-up of 44 channels of television programming, depending on the bandwidth capacity of their local cable system. Customers who pay additional amounts can also subscribe to additional channels, either individually or in packages.  We aim to tailor our channel packages to satisfy the specific needs of the different customer segments we serve.

Our analog cable television service offerings include the following:

•                  Basic Service.  All of our customers receive a package of basic programming, consisting of local broadcast television stations, the four U.S. commercial networks and PBS, selected Canadian specialty programming services, and local and regional community programming. Our basic service customers generally receive 26 channels on basic cable.

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

Advanced Cable-Based Products and Services

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

•                  Cable Internet Access.  Leveraging our advanced cable infrastructure, we offer cable Internet access to our residential customers primarily via cable modems attached to personal computers. We provide this service at speeds of up to 360 times the speed of a conventional telephone modem.  In 2008, we also launched and effected a gradual roll-out of our Wideband services, which offer speeds of up to 900 times the speed of a conventional telephone modem.  We currently plan to continue extending the coverage of this service in 2009.  As of December 31, 2008, we had 1,063,847 cable Internet access customers, representing 62.0% of our basic customers and 41.8% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 53.9% as of September 30, 2008.

•                  Digital Television.  We have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital-capable set-top box in the customer’s home. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. Our basic digital package includes 25 television channels, 45 audio services providing CD-quality music, 16 AM/FM radio channels, an interactive programming guide as well as television-based e-mail capability. Our extended digital basic television offering, branded as “à la carte” (i.e., individual channel selections), offers customers the ability to select more than 200 additional channels of their choice, including U.S. super-stations and other special entertainment programs, allowing them to customize their choices. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on an à la carte basis at a specified cost per channel per month. As part of our digital service offering, customers can also purchase near-video-on-demand services on a per-event basis. As of December 31, 2008, we had 927,322 customers for our digital television service, representing 54.1% of our basic customers and 36.5% of our total homes passed. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service. We believe that the sale of equipment to customers improves customer retention, and, as of December 31, 2008, we had 1,209,595 set-top boxes deployed, of which approximately 97% were owned by customers and 3% were leased.

•                  Cable Telephony.  In January 2005, we launched our cable telephony service using VoIP technology in selected areas of the Province of Québec, and since then we have been progressively rolling-out this offering among our other residential and commercial customers in the Province of Québec. As of December 31, 2008, our cable telephony service is available to 99% of our homes passed. Our cable telephony service includes both local and long-distance calling, and permits all of our telephony customers, both residential and commercial, to access all service features mandated by CRTC Decision 97-8 and other regulatory decisions and orders, including: enhanced 911 Emergency service; number portability from and to any local exchange carrier; a message relay service allowing subscribers to communicate with the hearing impaired; and a variety of personal privacy features including universal call tracing. We also offer free basic listings in local telephone directories, as well as full operator assistance, including: operator-assisted calls; collect and third-party calls; local, national and international directory assistance; person-to-person calls; and busy-line verification. Finally, we offer as part of our telephony service a host of convenient, optional features, including: name and number caller ID; call waiting with long-distance distinctive ring and audible indicator tone; name and number caller ID on call waiting; visual indicator of a full voice mail box and audible message waiting indicators; automatic call forwarding; three-way conference calling; automatic recalling; and last incoming call identification and recall. VoIP allows us to deliver new cutting-edge features, such as voice-mail to e-mail functionality, which allows customers to access their voice-mail via e-mail in the form of audio-file attachments. In keeping with our competitive strength of providing differentiated, bundled service offerings, we offer free installation of our telephony service to existing cable television and/or Internet customers and to new bundled customers. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers.  In addition, we offer discounts for a second telephone line subscription. On October 24, 2007, we launched our Softphone service, our new computer-based service providing users with more flexibility when traveling, the ability to make local calls anywhere in the world, and new communications management capabilities. As of December 31, 2008, we had 851,987 subscribers to our cable telephony service, representing a penetration rate of 49.7% of our basic cable subscribers and 33.5% of our homes passed.

•                  Video-On-Demand.  Video-on-demand service enables digital cable customers to rent from a library of movies, documentaries and other programming through their digital set-top box. Our digital cable customers are able to rent their video-on-demand selections for a period of 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during that period. Our video-on-demand service is available to 99% of the homes passed by us. We sometimes group movies, events or TV programs available on video-on-demand and offer them on a weekly basis. Regulations prevent us from offering such blocks of programs for a longer period. We also offer pay television channels on a subscription basis that permits our customers to access and watch most of the movies available on the linear Pay TV channels these clients subscribe to.

•                  Other Products and Services.  To maintain and enhance our market position, we are focused on increasing penetration of high-definition television and personal video recorders, as well as other high-value products and services.

Wireless Telephony

On August 10, 2006, we launched our MVNO-based mobile wireless telephony services in the Québec City area, utilizing the Rogers Wireless GSM/GPRS network. Since then, the service has been completely rolled out throughout the Province of Québec. Through our strategic relationship with Rogers Wireless, we offer Québec consumers a quadruple play of television, broadband Internet, cable telephony and Videotron branded mobile wireless telephony services.  Our services include international roaming and popular options such as voicemail, call waiting, call display, call forwarding, text messaging and conference calling. We are responsible for acquiring and billing customers, as well as for providing customer support under our own brand. As of December 31, 2008, 63,402 lines had been activated.

Following our participation in Canada’s spectrum auction for third generation AWS, we are currently pursuing the buildout of a network infrastructure to become a facilities-based provider offering advanced wireless telephony services. Videotron’s objective is to bring consumers and small businesses an offering of advanced wireless telecommunications services that is based on effective, reliable technology, diverse and convergent content and unambiguous business policies.  See “— Business Overview — Overview.”

Customer Statistics Summary

The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,
	2008	2007	2006	2005	2004

Homes passed(1)	2,542,859	2,497,403	2,457,213	2,419,335	2,383,443
Cable
Basic customers(2)	1,715,616	1,638,097	1,572,411	1,506,113	1,452,554
Penetration(3)	67.5%	65.6%	64.0%	62.3%	60.9%
Digital customers	927,322	768,211	623,646	474,629	333,664
Penetration(4)	54.1%	46.9%	39.7%	31.5%	23.0%
Number of digital set-top boxes	1,209,595	953,393	738,530	537,364	362,053
Dial-up Internet Access
Dial-up customers	6,533	9,052	13,426	18,034	23,973
Cable Internet Access
Cable modem customers	1,063,847	932,989	791,966	637,971	502,630
Penetration(3)	41.8%	37.4%	32.2%	26.4%	21.1%
Telephony Services
Cable telephony customers	851,987	636,352	397,860	162,979	2,135
Penetration(3)	33.5%	25.5%	16.2%	6.7%	0.1%
Wireless telephony lines	63,402	45,077	11,826	—	—

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

In the year ended December 31, 2008, we recorded a net increase of 77,519 basic cable customers. During the same period, we also recorded net additions of: 130,858 subscribers to our cable Internet access service; 159,111 customers to our digital television service, the latter of which includes customers who have upgraded from our analog cable service; and 215,635 customers to our cable telephony services.  In 2008, we activated 18,325 lines for our mobile wireless telephony services.

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

Video Stores

Through Le SuperClub Vidéotron, we also operate the largest chain of video and video game rental stores in Québec and among the largest of such chains in Canada, with a total of 246 retail locations (of which 208 are franchised). With 140 retail locations offering our suite of services and products, Le SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for Videotron’s growing array of advanced products and services, such as cable Internet access, digital television and mobile wireless telephony. Le SuperClub Vidéotron announced in 2008 its intention to franchise most of its remaining corporate locations and is currently in the process of doing so.

Pricing of our Products and Services

Our revenues are derived principally from the monthly fees our customers pay for cable services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2008, the average monthly fees for basic and extended basic service were $24.57 and $38.49, respectively, and the average monthly fees for basic and extended basic digital service were $14.00 and $42.75, respectively. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes and cable modems, are also charged to customers.

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

Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and competitive and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings, as follows:

Service	Price Range

Basic analog cable	$15.07 – $29.88
Extended basic analog cable	$28.50 – $42.19
Basic digital cable	$13.98 – $15.98
Extended basic digital cable	$27.98 – $76.98
Pay-television	$ 3.99 – $29.99
Pay-per-view (per movie or event)	$ 3.99 – $54.99
Video-on-demand (per movie or event)	$ 4.49 – $64.99
Dial-up Internet access	$ 9.95 – $19.95
Cable Internet access	$27.95 – $89.95
Cable telephony	$16.95 – $22.95
Mobile wireless telephony	$22.65 – $78.35

Our Network Technology

As of December 31, 2008, our cable systems consisted of 19,331 km of fiber optic cable and 36,740 km of coaxial cable, passing approximately 2.5 million homes and serving approximately 1.9 million customers. Our network is the largest broadband network in Québec covering approximately 80% of cable homes passed and, according to our estimates, more than 80% of the businesses located in the major metropolitan areas of each of Québec and Ontario. Our extensive network supports direct connectivity with networks in Ontario, Eastern Québec, the Maritimes and the United States.

The following table summarizes the current technological state of our systems, based on the percentage of our customers who have access to the bandwidths listed below and two-way (or “bi-directional”) capability:

	450 MHz and Under	480 to 625 MHz	750 to 860 MHz	Two-Way Capability

December 31, 2004	3%	23%	74%	97%
December 31, 2005	2%	23%	75%	98%
December 31, 2006	2%	23%	75%	98%
December 31, 2007	1%	2%	97%	99%
December 31, 2008	1%	0%	99%	99%

Our cable television networks are comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or over-the-air reception quality and transmitted to the main headends by way of over-the-air links, coaxial links or fiber optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2 signals and the IP Backbone for the Internet services. The first stage of this distribution consists of a fiber optic link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fiber coaxial cable network made of wide-band optical nodes, amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer’s television set directly or, depending on the area or the services selected, through various types of customer equipment including set top boxes and cable modems.

We have adopted the hybrid fiber coaxial (HFC) network architecture as the standard for our ongoing system upgrades. Hybrid fiber coaxial network architecture combines the use of fiber optic cable with coaxial cable. Fiber optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fiber optic cable from the headend to a group of nodes to the homes passed served by that node. Our system design provides for cells of approximately 570 homes each to be served by fiber optic cable. To allow for this configuration, secondary headends were put into operation in the greater Montréal area and in the greater Québec City area. Remote secondary headends must also be connected with fiber optic links. The loop structure of the two-way networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. Our network design provides us with significant flexibility to offer customized programming to individual cells of approximately 570 homes, which is critical to our advanced services, such as video-on-demand, Switched Digital Video Broadcast and the continued expansion of our interactive services.  Our network design also allows for further segmentation from 500 to 250 or 125 homes where cable, Internet and telephony service penetration requires higher network capacity. We also believe that our network design provides high capacity and superior signal quality that will enable us to provide to our current and future customers new advanced products and services in addition to those currently offered by us.

Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements.  Approximately 99% of our network in Québec has been upgraded to a bandwidth of 750 MHz or greater.  Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our cable telephony service, further investment in the network will be required.

In October 2008, we and Quebecor Media announced our intention to invest between $800 million and $1.0 billion over the next four years to roll out our own AWS network.  This amount includes the cost of the acquired spectrum and operating licenses (which has already been paid), the cost of network buildout and initial operating costs

(but excludes any capitalized interest).  We plan to fund future investments in AWS through cash flow generation and available credit facilities.  We currently anticipate that our new High Speed Packet Access (HSPA) network will be operational in 9 to 15 months.

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

Maximizing customer satisfaction is a key element of our business strategy. In support of our commitment to customer satisfaction, we provide a 24-hour customer service hotline seven days a week for nearly all of our systems, in addition to our web-based customer service capabilities.  All of our customer service representatives and technical support staff are trained to assist our customers with respect to all products and services offered by us, which in turn allows our customers to be served more efficiently and seamlessly. Our customer care representatives continue to receive extensive training to develop customer contact skills and product knowledge, which are key contributors to high rates of customer retention as well as to selling additional products and services and higher levels of service to our customers. To assist us in our marketing efforts, we utilize surveys, focus groups and other research tools as part of our efforts to determine and proactively respond to customer needs.

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

•                  Other Cable Distribution.  Currently, a cable operator offering television distribution and providing cable-modem Internet access service is serving the greater Montréal area. This cable operator is owned by the regional ILEC.

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

•                  Mobile wireless telephony services.  Our mobile wireless telephony service competes against a mix of competitors, some of them being active in all the products we offer, while others only offer mobile wireless telephony services in our market.  As a facilities-based wireless provider, we will compete primarily with established incumbent wireless service providers and MVNOs, and could in the future compete with other new entrant companies, including other MVNOs.  In addition, users of wireless voice and data systems may find their communications needs satisfied by other current or developing technologies, such as Wi-Fi, WiMax, “hotspots” or trunk radio systems, which have the technical capability to handle wireless data communication and mobile telephone calls. Our wireless business will also compete with rivals for dealers and retail distribution outlets.

•                  Other Internet Service Providers.  In the Internet access business, cable operators compete against other Internet service providers offering residential and commercial Internet access services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high speed Internet system to competitive Internet service providers at mandated rates.

C-                                   Regulation

Foreign Ownership Restrictions Applicable under the Telecommunications Act (Canada) and the Broadcasting Act (Canada)

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

On July 12, 2007, the Canadian Minister of Industry announced the creation of a Competition Policy Review Panel.  This Panel has been mandated to review key elements of Canada’s competition and investment policies to ensure that they function effectively.  The fundamental task of the Panel’s review is to provide recommendations to the Government on how to enhance Canadian productivity and competitiveness.  Foreign ownership restrictions on broadcasting and telecommunications undertakings have been identified as an important issue.  Quebecor Media, on behalf of itself and Videotron, like several other interested parties, has filed a submission.  In June 2008, the Panel filed its report. This report recommends that the federal government adopt a two-phased approach to foreign participation in the telecommunications and broadcast industry. In the first phase, it is suggested that the Minister of Industry seek an amendment to the Telecommunications Act to allow foreign companies to establish a new telecommunications business in Canada or to acquire an existing telecommunications company with a market share of up to 10% of the telecommunications market in Canada.  In the second phase, it is recommended that, following a review of broadcasting and cultural policies (including foreign investment), telecommunications and broadcasting foreign investment restrictions be liberalized in a manner that is competitively neutral for telecommunications and broadcasting companies.  The Prime Minister has indicated that the current government does not intend to change the existing ownership rules.

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

“Diversity of Voices”

On April 13, 2007, in response to consolidation in the Canadian broadcasting industry, the CRTC launched a public proceeding (Broadcasting Notice of Public Hearing CRTC 2007-5) to review various issues relating to the ownership of Canadian broadcasting companies and other issues related to the diversity of voices in Canada. As part of the review, the CRTC was examining issues relating to, among other things, concentration of ownership, common ownership of broadcasting distribution undertakings, cross-media ownership, vertical integration and the CRTC’s relationship with the Competition Bureau. A public hearing on this matter was held in mid-September 2007. On January 15, 2008, the CRTC issued its determination in Broadcasting Public Notice CRTC 2008-4, entitled “Diversity of Voices.” In this public notice, the CRTC introduced new policies with respect to cross-media ownership; the common ownership of television services, including pay and specialty services; and the common ownership of broadcasting distribution undertakings.  The CRTC’s existing policies with respect to the common ownership of over-the-air television and radio undertakings remain in effect. The CRTC will generally permit ownership by one person of no more than one conventional television station in one language in a given market. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. Where a person that controls a local radio station and a local television station acquires a local newspaper serving the same market, the CRTC will, at the earliest opportunity, require the licensee to explain why, in light of this policy, its radio or television license(s) should be renewed. The CRTC, as a general rule, will not approve applications for a change in effective control that would result in the control, by one person, of a dominant position in the delivery of television services to Canadians that would impact on the diversity of programming available to television audiences.  Specifically, as a general rule, the CRTC will not approve transactions that would result in the control by one person of more than 45% of the total television audience share — including audiences to both discretionary and OTA services. The CRTC will carefully examine transactions that would result in the control by one person of between 35% and 45% of the total television audience share — including audiences to both discretionary and OTA services. Barring other policy concerns, the CRTC will process expeditiously transactions that would result in the control by one person of less than 35% of the total television audience share — including audiences to both discretionary and OTA services.  In terms of broadcasting distribution undertakings (BDUs), the CRTC, as a general rule, will not approve applications for a change in the effective control of BDUs in a market that would result in one person being in a position to effectively control the delivery of programming services in that market. The CRTC is not prepared to allow one person to control all BDUs in any given market.

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

Canadian Broadcasting Distribution (Cable Television)

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

Cable systems with 2,000 customers or fewer and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC. These cable systems are required to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. We operate 17 of these exempted cable systems. On October 30, 2008, the CRTC issued a new distribution regulatory framework in which it announced that it determines to exempt, under a single exemption order, all terrestrial distribution systems with fewer than 20,000 subscribers and to introduce a single class of license for those BDUs that not eligible for exemption. By April 2009, the CRTC will issue for comment a proposed revised exemption order that will contain what it considers to be the minimum necessary terms and conditions for BDUs with fewer than 20,000 subscribers.  We and our affiliate cable companies will apply to have our respective relevant cable systems exempted during 2009.

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

The Digital Migration Framework for programming services that do not use airwaves was published in February 2006 (Broadcasting Public Notice CRTC 2006-23).  A cable BDU must continue to mirror any given analog tier until 85% of subscribers have a digital set-top box or until January 1, 2013, whichever occurs first.  Some distribution priority status (dual and modified dual) is abandoned in the digital environment but the CRTC considered the possibility that certain specialty services may still warrant carriage on basic in a digital environment. In decision CRTC 2007-246, the CRTC approved an application by the National Broadcast Reading Service Inc. for a broadcasting license to operate a national, English-language digital specialty described video programming undertaking to be known as The Accessible Channel. The CRTC also approved the applicant’s request for this service to be designated for mandatory distribution on digital basic by direct-to-home (DTH) satellite distribution undertakings and by Class 1 and Class 2 broadcasting distribution undertakings (BDUs), excluding multipoint distribution system (MDS) undertakings. The CRTC approved in part applications for the services CBC Newsworld and Le Réseau de l’information to be designated for mandatory distribution on digital basic by DTH satellite distribution undertakings and by Class 1 and Class 2 BDUs, excluding MDS undertakings that do not currently carry the services. The CRTC approved in part an application for Avis de Recherche to be designated for mandatory distribution on digital basic by DTH satellite distribution undertakings and by Class 1 and Class 2 BDUs, excluding MDS undertakings. The Commission also approved amendments to the broadcasting license for Avis de

Recherche, as requested by the applicant. To this effect, the CRTC issued, for the above-mentioned services, mandatory distribution orders under section 9(1)(h) of the Broadcasting Act.

A further framework governing the licensing and distribution of pay and specialty services to high definition, or HD, signals was made public in June 2006 (Broadcasting Public Notice CRTC 2006-74). The CRTC expects that, over time, all or most pay and specialty services will upgrade their programming to the new digital HD standard in order to meet the expectations of the marketplace. Under this framework, BDUs will be obliged to distribute those HD pay and specialty services that offer certain minimum amounts of HD programming (subject to available channel capacity until distribution of analog signals ceases by that BDU entirely). Carriage of programming services in the analog mode, in the standard definition digital mode and in the HD digital mode creates stress on a cable distributor’s capacity to serve the public with as much choice as competitors that generally do not have to distribute in the analog mode.

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

The CRTC currently permits the linkage of up to one non-Canadian service for one Canadian specialty service and up to five non-Canadian services for every one Canadian pay-television service. On October 30, 2008, the CRTC announced that, as of August 31, 2011, the CRTC will eliminate these 1:1 and 5:1 packaging rules and BDUs will be permitted to offer a package consisting only of non-Canadian services. Most of these tiering and linkage rules will be replaced by rules providing that the number of Canadian services received by a cable television customer must exceed the total number of non-Canadian services received.  The CRTC has issued a list of non-Canadian programming services eligible for distribution in Canada on a discretionary user-pay basis to be linked along with Canadian pay-television services or with Canadian specialty services. This list will be revised from time to time. The CRTC decided that it would not be in the interest of the Canadian broadcasting system to permit the distribution of certain non-Canadian pay-television movie channels and specialty programming services that could be considered competitive with licensed Canadian pay-television and specialty services. Therefore, pay-television movie channels and certain specialty programming services available in the United States and other countries are not approved for distribution in Canada. However, on October 30, 2008, the CRTC also announced that, with respect to non-Canadian news services, a more open-entry approach should be adopted. Accordingly, absent clear evidence that non-Canadian news service will violate Canadian regulations (such as those regarding abusive comment), the CRTC will be predisposed to authorize such service for distribution in Canada. Following recent CRTC policy statements, most foreign third language (other than English and French) programming services can be eligible for distribution in Canada if approved by the CRTC and if legacy Canadian services of the same language are distributed as well.

Also important to broadcasting operations in Canada are the specialty (or thematic) programming service access rules. Cable systems in a French-language market, such as Videotron’s, with more than 6,000 customers are required to offer each analog French-language Canadian specialty and pay television programming service licensed, other than religious specialty services, to the extent of available channels. Similarly, DBS satellite operators must, by regulation, distribute all Canadian specialty services other than Category Two digital specialty services and religious specialty services. Moreover, all licensed specialty services, other than Category Two digital specialty services and religious specialty services, as well as at least one pay television service in each official language, must be carried by larger cable operators, such as Videotron, when digital distribution is offered. These rules seek to ensure wider carriage for certain Canadian specialty services than might otherwise be secured through negotiation. However, Category Two digital specialty services do not benefit from any regulatory assistance guaranteeing distribution other than a requirement that a cable operator distribute at least five (to be reduced to three as of August 31, 2011) unrelated Category Two digital specialty services for each Category Two digital specialty service distributed by such cable operator in which such cable operator or its affiliates control more than 10% of the total shares. In French-language markets like the markets we serve, two of each Category Two services must be French-language services. Cable systems (not otherwise exempt) and DBS satellite operators are also subject to distribution and linkage requirements for programming services set by the CRTC and amended from time to time which include requirements that link the distribution of eligible non-Canadian satellite programming services with Canadian specialty and pay television services.

On October 30, 2008, as part of its new regulatory framework for BDUs to take effect on August 31, 2011, the CRTC has determined to retain access rights for Canadian analog and Category One pay and specialty services (“Category A Services”) for digital distribution only.  The requirement for BDUs to distribute Category A services on a digital basis will apply to either a standard definition (SD) or high definition (HD) version of the service. BDUs will no longer be required to distribute Category A services on an analog basis after that date.  To the extent that BDUs wish to continue to providing their subscribers with an analog offering, the CRTC will propose rules to cover such offerings when it issues proposed amendments to the regulations governing BDUs.

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

•                  Canadian Programming and Community Expression Financing Rules. All distributors, except systems with fewer than 2,000 customers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming including community programming. However, the allocation of these contributions between broadcast and community programming can vary depending on the type and size of the distribution system involved. On October 30, 2008, the CRTC issued a new distribution regulatory framework in which it announced that a further 1% will be added to the 5% contribution in order to finance a new national programming fund. Depending on the final terms of this regulatory framework, Videotron may institute proceedings challenging its validity.

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

As a result of this review, on October 30, 2008, the CRTC issued a new distribution regulatory framework entitled “Regulatory frameworks for broadcasting distribution undertakings and discretionary programming services.” Pursuant to this new regulatory framework, the CRTC has decided to implement various changes to the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services. As described above under “Distribution of Canadian Content”, as of August 31, 2011, this new regulatory framework provides for the CRTC eliminating some of the existing distribution and linkage rules for discretionary programming services carried by broadcasting distribution undertakings while continuing the existing preponderance requirement (i.e., that each subscriber receives more than 50% Canadian programming services). The CRTC has also decided to introduce competition for those genres of Category A Services (which have generally licensed on a one-per-genre basis and to be complementary and not compete with one another) where it is convinced that a competitive environment will not significantly reduce either the diversity of services available to viewers or their contribution to the creation of Canadian programming. At this time, the CRTC has decided to eliminate the current one per-genre policy for mainstream national news and mainstream sports specialty services. Amendments to the BDU regulations to be introduced to take effect August 31, 2011, will require all licensed BDUs to first obtain the consent of over-the-air Canadian television stations (OTAs) prior to distributing their local stations located in a distant market (Canadian distant signals). BDUs operating under an exemption order will not require consent from the broadcaster. These OTAs will be permitted to negotiate payment from BDUs for the retransmission of their local stations as distant signals. The distribution by BDUs of a second set of U.S. 4+1 signals to subscribers will be subject to subscribers also receiving at least one signal, originating from the same time zone as the U.S. signals, of each large multi-station Canadian broadcasting group. Finally, all BDUs contribution to Canadian programming will be raised from 5% to 6% as soon as possible, which may mean in the fourth quarter of 2009 or the first quarter of 2010.

On October 30, 2008, the CRTC also issued two requests for comments, one regarding the sales of advertising in local availabilities (generally two minutes per hour of air time on non-Canadian cable channels) and the other regarding the video-on-demand regulatory framework. We expect, in both cases, relaxation of the current rules.

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

In the event that distribution services may be compromised as a result of economic difficulties encountered by a Class 1 cable distributor, a request for a rate increase may be submitted to the CRTC. The CRTC may approve an increase if the distributor satisfies the criteria then in effect for establishing economic need. In accordance with the new regulatory framework announced on October 30, 2008 and discussed above in the section “— Canadian Broadcasting Distribution (Cable Television) — Broadcasting Distribution Regulations”, all rates regulation will be eliminated on August 31, 2011.

Other recent changes to regulations which have been announced

On October 21, 2008, the CRTC published a new policy regarding disclosure of industry group financial results. Prior to these changes, cable and telecommunications operators such as Videotron had their financial results aggregated with those of other similar companies in Canada for the purposes of certain CRTC disclosures.  On and after November 30, 2008, aggregated financial data for each of the following industry sub-groups will be disclosed by the CRTC: the large broadcasting distribution undertakings, multi-system operators and over-the-air television and radio ownership groups.  This financial data for each broadcasting year (September 1 to August 31) will be publicly available at: http://www.crtc.gc.ca/dcs/eng/current/dcs4_7.htm.  Subject companies are required to post the same information on their respective websites.  However, the large broadcasting distribution undertakings, multi-system operators and over-the-air television and radio ownership groups received the CRTC form for reporting aggregated results on October 21, 2008 and are refusing to disclose figures that would not be prepared according to GAAP and data that is not disclosed under Canadian and U.S. securities laws and regulations.  On February 6th, 2009, most of the large broadcasting distribution undertakings, multi-system operators and over-the-air television and radio ownership groups requested that the CRTC initiate a new public consultation in order to allow the broadcasting industry to express its point of view on the specific financial data the CRTC would like to see disclosed.

On October 15, 2008, the CRTC announced that it will hold a public hearing beginning on February 17, 2009 to consider issues relating to broadcasting in the new media environment and the following six main themes: (i) defining broadcasting in new media;  (ii) the significance of broadcasting in new media and its impact on the Canadian broadcasting system;  (iii) are incentives or regulatory measures necessary or desirable for the creation and promotion of Canadian broadcasting content in new media?; (iv) are there issues concerning access to broadcasting content in new media?; (v) other broadcasting or public policy objectives; and (vi) the appropriateness of the new media exemption order. Broadcasting of programs and distribution of programs on the Internet and on wireless devices had been exempted from regulation since exemption orders issued in 1999 and 2007, respectively.  Subject to the outcome of these hearings, it is possible that the CRTC may impose a tax on cable and telecommunications companies in order to create a national fund that would finance Canadian programming.

On March 25, 2008, the CRTC authorized the transfer of the license for the video-on-demand service “Illico sur demand” from Groupe Archambault Inc., which is a subsidiary of Quebecor Media, to Videotron. Videotron is now the operator of our video-on-demand service.

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

Royalties for Pay Audio Services

The Copyright Board rendered a decision in March 2002 regarding two new tariffs for the years 1997-1998 to 2002, which provide for the payment of royalties by programming and distribution undertakings that broadcast pay audio services. The tariffs fix the royalties payable to SOCAN and to the Neighbouring Rights Collective of Canada, or NRCC, respectively, during this period at 11.1% and 5.3% of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. The royalties payable to SOCAN and

NRCC by a small cable transmission system, an unscrambled low or very low power television station or by equivalent small transmission systems during this period were fixed by the Copyright Board at 5.6% and 2.6%, respectively, of the affiliation payments payable during a year by the distribution undertaking for the transmission for private or domestic use of a pay audio signal. Royalties payable by a system located in a Francophone market during this period are calculated at a rate equal to 85.0% of the rate otherwise payable.

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

No dates have yet been announced for the Copyright Board’s hearings regarding these proposed tariffs.

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

Internet Service Provider Liability

In 1996, SOCAN proposed a tariff to be applied against Internet service providers, in respect of composers’/publishers’ rights in musical works communicated over the Internet to Internet service providers’ customers. SOCAN’s proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that Internet service providers should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website.  In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that Internet service providers do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting for third parties and caching. As a consequence, internet service providers may, however, be found liable if their conduct leads to the inference that they have authorized a copyright violation. A proposed amendment to the Copyright Act (Canada) was introduced in June 2005 in Parliament to exempt ISPs for copyright liability for merely providing customers with access to the Internet and not operating the website itself. Following the November 2005 election call, the June 2005 Bill to amend the Copyright Act (Canada) was not enacted. Although there were discussions in 2008 to reintroduce such a Bill, it is premature to predict whether the amendment will be reintroduced in Parliament and enacted into law.

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

In the Canadian telecommunications market, Videotron operates as a CLEC and a Canadian broadcast carrier. Videotron is also constructing its own 3G mobile wireless network and intends to offer services over this network as a Wireless Service Provider (WSP).

The issuance of licenses for the use of radiofrequency spectrum in Canada is administered by Industry Canada under the Radiocommunication Act.  Use of spectrum is governed by conditions of license which address such matters as license term, transferability and divisibility, technical compliance, lawful interception, research and development requirements, and requirements related to antenna site sharing and mandatory roaming.

Our AWS licenses were issued on December 23, 2008, for a term of ten years.  At a minimum of two years before the end of this term, and any subsequent terms, we may apply for license renewal for an additional license term of up to ten years.  AWS license renewal, including whether license fees should apply for a subsequent license term, will be subject to a public consultation process initiated in year eight.

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

The CRTC has since approved numerous applications for local forbearance submitted by Bell Aliant, Bell Canada, Télébec and TELUS-Québec, in both the residential and business local exchange markets. As a result, Videotron’s incumbent local service competitors are now free from regulation of local exchange services in the vast majority of residential markets in which Videotron competes, as well as in a large number of business markets, including all of the largest metropolitan markets in the Province of Quebec. These rulings granting the ILECs’ forbearance applications enable the ILECs to adjust their local exchange service prices for the approved exchanges without approval from the CRTC. Such price flexibility by our ILECs competitors for local exchange services could have an adverse impact on our ability to compete successfully with them in the local telephony market.

On December 20, 2007, the CRTC granted conditional approval to a new telecommunications consumer agency, to which Videotron had previously adhered voluntarily. The major Canadian cable operators, including Videotron, challenged certain elements of this ruling, and the CRTC issued a revised decision on May 30, 2008. Among other things, the CRTC ruled that all telecommunications service providers with annual revenues in excess of $10 million must become members of the agency for a period of three years. Videotron remains a member in good standing of the agency.

Right to Access to Telecommunications and Support Structures

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

We have entered into comprehensive support structure access agreements with all of the major hydro-electric companies and all of the major telecommunications companies in our service territory. Our agreement with Hydro-Québec, by far the largest of the hydro-electric companies, expires in December 2010.

On October 30, 2008, TELUS filed an application with the CRTC seeking an order to direct the ILECs to file new costs, terms and conditions for support structure service. TELUS further requested that current telco support structure rates be declared interim, and that monthly rental rates be adjusted retroactively to the date of its application to reflect any revised rates once a new tariff receives final approval. The major Canadian cable operators, including Videotron, have opposed TELUS’ application, whereas Bell Canada and its affiliates have supported it. If a review of monthly rental rates does proceed and if it results in an increase in rates, it may have a significant impact on our network cost structure.

Access by Third-Parties to Cable Networks

In Canada, access to the Internet is a telecommunications service. While Internet access services are not regulated on a retail (price and terms of service) basis, Internet access for third-party Internet service providers is mandated and tariffed according to conditions approved by the CRTC for cable operators.

On July 6, 1999, the CRTC required certain of the largest cable operators in Canada, including us, to submit cost-based tariffs for cable Internet access services, known as open access or third party access, in order to allow competing retail Internet service providers, to offer such services over a cable infrastructure. The CRTC has further directed us to file, at the same time we offer any new retail Internet service speed in the future, proposed revisions to our TPIA tariff to include this new speed offering. TPIA tariff items have been filed and approved for all Videotron Internet service speeds.  Several third-party Internet service providers are now interconnected to our cable network and so providing retail Internet access services to the general public.

The CRTC also requires the large cable carriers, such as us, to allow third-party Internet service providers to provide voice or telephony applications services in addition to retail Internet access services.

On March 3, 2008, the CRTC released a decision affirming that cable TPIA services are not ‘essential services’, yet mandated that they continue to be provided at cost-based rates until such time as it has been demonstrated that a functionally equivalent, practical and feasible wholesale alternative exists.

Telemarketing

On September 30, 2008, a comprehensive reform of the CRTC’s telemarketing rules came into force, including the establishment of a new National Do Not Call List (DNCL).  In accordance with new legislative powers granted under Bill C-37, which came into force on June 30, 2006, the CRTC has the authority to fine violators of its telemarketing rules up to $1,500 per violation in the case of an individual and $15,000 per violation in the case of a corporation.  We have established internal controls to minimize the risk of breaching these rules and to provide any required investigative assistance in relation to alleged third-party violations.

Internet Traffic Management Practices

On November 20, 2008, the CRTC initiated a public proceeding to consider Internet traffic management practices for both wholesale and retail Internet services.  Among the issues to be considered in this proceeding are trends in traffic growth and network congestion, technical and economic solutions to address network congestion, the end user impacts of these solutions, notification requirements, and the potential for unjust discrimination toward Internet content or application providers.  A decision is expected in November 2009.  Any restrictions the CRTC might impose on the traffic management practices of Internet service providers could limit our ability to recover the costs of our access network.

Regulatory Framework for Mobile Wireless Services

On July 21, 2008, Quebecor Media was declared the provisional winner of 17 AWS spectrum and operating licenses allocated at auction by Industry Canada.  These licenses cover the entirety of the Province of Quebec, as well as Eastern and Southern Ontario.  These licenses, the control of which was transferred from Quebecor Media to Videotron subsequent to the completion of the auction, were issued by Industry Canada on December 23, 2008.

Industry Canada’s policy framework for the AWS auction contained several measures intended to promote new facilities-based entry into the wireless industry.  Among these measures were proposed rules to mandate inter-carrier roaming and the sharing of wireless antenna sites.  On November 29, 2008, Industry Canada published the final rules for mandated roaming and site sharing, as well as the final arbitration procedure for resolving commercial disputes related to roaming and site sharing.  These rules and procedures are now in effect.

The CRTC also regulates mobile wireless services under the Telecommunications Act.  On August 12, 1994, the CRTC released a decision forbearing from the exercise of most of its powers under the Telecommunications Act as they relate to mobile wireless service. However, the CRTC did maintain its ability to require conditions governing customer confidential information and to place other general conditions on the provision of mobile wireless service. Since 1994, the CRTC has since exercised this power, for example, to mandate wireless number portability.

On February 2, 2009, the CRTC issued a decision requiring all WSPs to upgrade their networks by February 1, 2010, to more precisely determine the location of a person using a mobil phone to call 911.  New entrants that launch services, after February 1, 2010, are to have the required functionality in place at the time of launch.  This decision will add to Videotron’s initial costs of network deployment.

D-                                   Organizational Structure

Videotron is a wholly-owned subsidiary of Quebecor Media.  Quebecor Media is a 54.72% owned subsidiary of Quebecor Inc., which we refer to as Quebecor. The remaining 45.28% of Quebecor Media is owned by CDP Capital d’Amérique Investissements Inc., a subsidiary of the Caisse de dépôt et placement du Québec, one of Canada’s largest pension fund managers. The following chart illustrates the corporate structure of Videotron as of December 31, 2008, including Videotron’s significant subsidiaries, together with the jurisdiction of incorporation or organization of each entity.

E-                                     Property, Plants and Equipment

Our corporate offices are located in leased space at 612 St-Jacques Street West, Montréal, Québec, Canada, H3C 4M8, in the same building than Quebecor’s head office.  We also own several buildings in Montréal, the largest of which is located at 2155 Pie IX Street (approximately 112,000 square feet). We also own a building of approximately 73,000 square feet located at 150 Beaubien Street in Montréal.  In Québec City, we own a building of approximately 40,000 square feet where our regional headend for the Québec City region is located. Furthermore, we own or lease a significant number of smaller locations for signal reception sites and customer service and business offices. We generally lease space for the business offices and retail locations for the operation of our video stores.

Our senior secured credit facilities are secured by charges over all of our assets and those of most of our subsidiaries.

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

G-            Environment

Our operations are subject to federal, provincial and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, recycling, the soil remediation of contaminated sites, or otherwise relating to the protection of the environment. Laws and regulations relating to workplace safety and worker health, which among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations.

Compliance with these laws has not had, and management does not expect it to have, a material effect upon our capital expenditures, net income or competitive position. Environmental laws and regulations and the interpretation of such laws and regulations, however, have changed rapidly in recent years and may continue to do so in the future. We have monitored the changes closely and have modified our practices where necessary or appropriate.  Our properties, as well as areas surrounding our properties, may have had historic uses or may have current uses that may affect these properties and require further study or remedial measures.  No material studies or remedial measures are currently anticipated or planned by us or required by regulatory authorities with respect to our properties. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.

ITEM 4A -  UNRESOLVED STAFF COMMENTS

None.

ITEM 5 -  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

General

We, Videotron Ltd, are a wholly-owned subsidiary of Quebecor Media Inc. (parent company), incorporated under Part IA of the Companies Act (Québec).  We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of telephony services in the Province of Québec. We offer pay television, Internet access, cable telephony and mobile wireless telephony services.

This Management’s Discussion and Analysis contains an analysis of our consolidated financial position as of December 31, 2008 and the results of our operations and cash flows for the years ended December 31, 2008, 2007 and 2006. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP.  Note 24 to our audited consolidated financial statements which are included under “Item 17. Financial Statements” in this annual report contains discussions of the principal differences between Canadian GAAP and U.S. GAAP and the extent to which those differences affect our consolidated financial statements. All amounts are in Canadian dollars unless otherwise specified.

Highlights Since December 31, 2007

•      In May 2008, Videotron subscribed to 200,000,000 preferred shares, Series B, of 9193-2962 Québec Inc., a subsidiary of Quebecor Media, for cash consideration of $200.0 million.  In September 2008, Videotron subscribed to an additional 336,601,953 preferred shares, Series B, of 9193-2962 Québec Inc. for cash consideration of $336.6 million.  These transactions were effected in order to fund payments by 9193-2962 Québec Inc. in an amount of $554.5 million in connection with the successful bids for 17 new spectrum licences for Advanced Wireless Services (“AWS”), covering all of the Province of Québec and certain areas of Ontario, obtained as part of the Canadian spectrum auction for AWS.  On September 23, 2008, Videotron acquired all the common shares of 9193-2962 Québec Inc. from Quebecor Media for a cash consideration of $17.9 million and issuance to Quebecor Media of one common share of Videotron.  As of December 31, 2008, other intangible assets comprise the spectrum licences for AWS in the amount of $567.0 million (including capitalized interest).  Industry Canada has informed 9193-2962 Québec Inc. that it met the Canadian ownership and control requirements of Section 10(2) of the Radiocommunication Regulations. The ownership transfer of these spectrum licences occurred in December 2008.

Non-GAAP Financial Measures

We use certain supplemental financial measures that are not calculated in accordance with or recognized by accounting principles generally accepted in Canada (“Canadian GAAP”) or accounting principles generally accepted in the United States (“U.S. GAAP”) to assess our financial performance.  We use these non-GAAP financial measures, such as operating income and average monthly revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

Operating Income

We define operating income, reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, impairment of goodwill and other items, income taxes and non-controlling interest. Operating income margin is operating income as a percentage of operating revenues.  Operating income, and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and U.S. GAAP. We believe that operating income is a meaningful measure of performance because operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community, to analyze and compare companies in our field of activities. Operating income has limitations as an analytical tool, including:

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

It should be noted that our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure.  We provide a reconciliation of operating income to net income as disclosed in our financial statements in Table 1 below.

Table 1

Reconciliation between the operating income measure used in this report and the net income measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Year Ended December 31,
	2008	2007	2006	2005	2004
				(restated)(1)	(restated)(1)
AMOUNTS UNDER CANADIAN GAAP
Net income	$395.4	$325.7	$183.7	$102.7	$111.7
Amortization	214.3	206.1	185.1	166.3	163.9
Financial expenses	90.9	76.1	81.8	65.8	61.0
Loss (gain) on valuation and translation of financial instruments	24.7	(9.1)	(2.2)	8.9	31.9
Impairment of goodwill and other items	(1.4)	5.4	—	—	1.9
Income taxes (recovery) expense	73.1	38.3	64.2	69.8	(6.7)
Non-controlling interest in a subsidiary	0.2	0.2	0.1	0.1	0.1
Operating income as defined	$797.2	$642.7	$512.7	$413.6	$363.8

	Year Ended December 31,
	2008	2007	2006	2005	2004
				(restated)(1)	(restated)(1)
	(dollars in millions)
AMOUNTS UNDER U.S. GAAP
Net income	$375.0	$323.7	$168.8	$98.7	$100.5
Amortization	225.6	216.7	196.3	177.4	175.7
Financial expenses	90.9	76.1	81.8	65.8	61.0
Loss (gain) on valuation and translation of financial instruments	30.1	(14.1)	6.0	9.4	24.2
Impairment of goodwill and other items	0.6	5.4	—	—	1.9
Income taxes (recovery) expense	77.3	32.3	56.1	60.4	(1.2)
Non-controlling interest in a subsidiary	0.2	0.2	0.1	0.1	0.1
Operating income as defined	$799.7	$640.4	$509.0	$411.8	$362.2

(1)   On January 1, 2006, a company under common control, Videotron Telecom Ltd., merged with Videotron.  On July 1, 2006, Videotron also merged with its parent, 9101-0827 Québec inc.  Those transactions have been accounted for using the continuity of interest method, and the results of operations and financial position of Videotron Telecom Ltd. and 9101-0827 Québec inc. have been included in these consolidated financial statements as if the three companies had always been combined.  Comparative figures have been restated from statements previously presented.  In respect of U.S. GAAP financial data, see also Note 24 “Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States” to our audited consolidated financial statements which are included under “Item 17. Financial Statements” in this annual report.

Average Monthly Revenue per User

Average monthly revenue per user (“ARPU”) is an industry metric that we use to measure our average cable, Internet, and cable and wireless telephony revenues per month per basic cable customer. ARPU is not a measurement consistent with Canadian GAAP or U.S. GAAP.  We calculate ARPU by dividing our combined cable television, Internet-access, and cable and wireless telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

2008/2007 Year Comparison

Customer statistics

Cable television – The combined customer base for cable television services increased by 77,519 (4.7%) in 2008 (compared with 65,686 in 2007 and 66,298 in 2006) (see Table 2). As of December 31, 2008, our cable network had a household penetration rate (number of subscribers as a proportion of 2,542,859 total homes passed as of the end of December 2008) of 67.5% versus 65.6% a year earlier and 64.0% in 2006.

•      The number of subscribers to illico Digital TV stood at 927,332 at the end of 2008, an increase of 159,111 or 20.7% during the year (compared with an increase of 144,565 in 2007 and an increase of 149,017 in 2006). At December 31, 2008, 54.1% of our cable television customers were subscribers to our illico Digital TV services compared to 46.9% in 2007 and 39.7% in 2006. At December 31, 2008, illico Digital TV had a household penetration rate of 36.5%, compared with 30.8% a year earlier and 25.4% in 2006.

•      The customer base for analog cable television services decreased by 81,602 (-9.4%) in 2008 (compared with a decrease of 78,879 customers in 2007 and a decrease of 82,719 customers in 2006), primarily as a result of customer migration to illico Digital TV.

Internet access – The number of subscribers to cable Internet access services stood at 1,063,847 at the end of 2008, an increase of 130,858 (14.0%) from the previous year (compared with an increase of 141,023 in 2007 and an increase of 153,995 in 2006). At December 31, 2008, cable Internet access services had a household penetration rate of 41.8%, compared with 37.4% at December 31, 2007 and 32.2% at December 31, 2006.

Cable telephony service – The number of subscribers to cable telephony service stood at 851,987 at the end of 2008, an increase of 215,635 (33.9%) from the previous year (compared with an increase of 238,522 in 2007 and an increase of 234,851 in 2006). At December 31, 2008, the IP telephone service had a household penetration rate of 33.5%, compared with 25.5% at December 31, 2007 and 16.2% at December 31, 2006.

Wireless telephony service – At December 31, 2008, there were 63,402 lines activated on our wireless telephony service, an increase of 18,325 (40.6%) from the previous year (compared with an increase of 33,251 in 2007).

Table 2

End-of-year customer numbers

(in thousands of customers)

	2008	2007	2006	2005	2004
Cable television
Analog	788.3	869.9	948.8	1,031.5	1,118.9
Digital	927.3	768.2	623.6	474.6	333.7
Total cable television	1,715.6	1,638.1	1,572.4	1,506.1	1,452.6
Cable Internet	1,063.8	933.0	792.0	638.0	502.6
Cable telephony	852.0	636.4	397.8	163.0	—
Wireless telephony (in thousands of lines)	63.4	45.1	11.8	—	—

Results Analysis

Revenues: $1,804.2 million, an increase of $251.6 million (16.2%).

•      Combined revenues from all cable television services increased by $74.1 million (10.1%) to $809.9 million. This growth was primarily due to an increase in the average number of basic cable customers, the migration of our customers from our analog to our digital services, higher buying rates for our video-on-demand and pay-TV products, an increase in the number of subscribers to our High Definition packages, as well as price increases, partially offset by higher bundling discounts due to the increase in Internet and cable telephony customers.

•      Revenues from Internet access services increased by $77.2 million (18.3%) to $499.6 million. The improvement was mainly due to an increase in the average number of cable-modem Internet customers, along with increased revenues from usage of bandwidth over the limits stipulated in the contracts with our customers and a decrease in promotional discounts.

•      Revenues from cable telephony services increased by $90.6 million (46.3%) to $286.1 million, primarily due to customer growth, partly offset by lower long distance revenues per user in 2008.

•      Revenues from wireless telephony services increased by $13.9 million (78.5%) to $31.6 million, primarily due to customer growth.

•      Revenues from business solutions decreased by $6.6 million (-9.4%) to $63.6 million, due to the end of a major contract.

•      Revenues of Le SuperClub Vidéotron ltée decreased by $2.9 million (-4.9%) to $57.0 million, primarily because of the impact of the sale of the StarStruck Entertainment chain (operating in Ontario), the franchising of some of our corporate locations and some store closings, partly offset by higher retail sales, rental revenues and royalties.

•      Other revenues, which represent principally sales of equipment to customers, increased by $5.4 million (10.6%) to $56.4 million, due to an increase in the sale of set-top boxes and a higher proportion of High Definition set-boxes.

Monthly combined ARPU: $81.17, compared with $71.52 for 2007, an increase of $9.65 (13.5%).

Operating income: $797.2 million in 2008, an increase of $154.5 million (24.0%).  This increase was due primarily due to:

•      customer growth for all services;

•      price increases, mostly on our cable television services and cable Internet access services;

•      a higher proportion of digital customers for our television services resulting in increased ARPU; and

•      a $34.3 million decrease in expenses related to the parent company’s management fees and stock option plan;

partially offset by:

•      unfavourable variance of $29.0 million related to recognition in 2008 of a charge for CRTC Part II licence fees covering the period from September 1, 2006 to December 31, 2008 following the Federal Court of Appeal decision of April 29, 2008.  Videotron recorded Part II licence fees for 2008 and will continue to record the fees going forward;

•      higher bundling discounts;

•      increase in our sales and marketing expenses;

•      higher regulatory contributions due to the increase of our revenues;

•      increase in our call center, technical services and network maintenance costs in order to support our growth; and

•      decrease in our business solutions revenues.

Operating costs, expressed as a percentage of revenues: 55.8% in 2008 compared with 58.6% in 2007. Operating costs as a proportion of revenues decreased slightly for the following reasons:

•      the fixed component of costs, which does not fluctuate in proportion to revenue growth;

•      the marginal impact on costs of the higher consumption revenues, price increases and long-distance telephone volume; and

•      the decrease in the parent company’s management fees and stock option plan expenses which was largely offset by the increase in Part II licence fees.

Amortization charge: $214.3 million, an increase of $8.2 million (4.0%) compared with 2007.

•      The increase was mainly due to an increase in the acquisition of fixed assets, mostly related to telephony and Internet access services and the modernization of our network.

Financial expenses: $90.9 million, an increase of $14.8 million (19.4%).  The increase was mainly due to:

•      $30.4 million impact of increased indebtedness;

partially offset by:

•      $12.8 million of interest mainly capitalized to the cost of intangible assets for 3G licences acquisition; and

•      $3.5 million increase of the dividend income (net of the interest expense) resulting from tax consolidation transactions.

The increase in indebtedness was due to the issuance, on April 15, 2008, of US$455.0 million aggregate principal amount of our 9 1/8 Senior Notes due 2018.

Valuation and translation of financial instruments: a loss of $24.7 million in 2008, compared to a gain of $9.1 million in 2007.  The loss in 2008 was mainly due to:

•      $10.8 million unfavourable impact related to a change in accounting estimates of the fair value of derivative instruments, reflecting market developments and recent accounting guidelines (see “Changes in accounting policies and accounting estimates” below); and

•      $12.8 million unfavourable impact related to the ineffective portion of fair value hedges and the valuation of other financial instruments.

The gain in 2007 was mainly due to:

•      $12.5 million favourable impact related to the ineffective portion of fair value hedges (first time adoption in 2007 of a new accounting policy on derivative financial instruments and hedge accounting); and

•      $3.4 million unfavourable impact related to the valuation of other financial instruments.

Income tax expense: $73.1 million (effective tax rate of 15.6%), compared with $38.3 million in 2007 (effective tax rate of 10.5%).  The variation in rate as compared to the statutory tax rate in 2008 was mainly due to:

•      $86.1 million in non-taxable dividends from related parties; and

•      $5.7 million due to the recognition of a deferred credits related to the acquisition of tax losses in prior years.

The variation in rate as compared to the statutory tax rate in 2007 was mainly due to:

•      $54.7 million in non-taxable dividends from related parties; and

•      $23.6 million due to non-deductible charges, non-taxable income and differences between current and future tax rates.

Net income: $395.4 million, an increase of $69.8 million (21.4%). The increase was mainly due to:

•      $154.5 million increase in operating income (taxable at an average rate of 15.6% due to tax consolidation transactions);

partially offset by:

•      $14.8 million increase in financial expenses;

•      $8.2 million increase in amortization; and

•      $33.8 million increase in the loss on valuation and translation of financial instruments.

2007/2006 Year Comparison

Results Analysis

Revenues: $1,552.6 million, an increase of $243.0 million (18.6%).

•      Combined revenues from all cable television services increased by $58.6 million (8.6%) to $735.8 million. This growth was primarily due to an increase in the average number of basic cable customers, higher buying rates for our video-on-demand and pay-TV products, as well as the price increases implemented at the beginning of March 2006 and March 2007, partially offset by higher bundling discounts due to the increase in cable telephony customers.

•      Revenues from Internet access services increased by $77.4 million (22.4%) to $422.4 million. The improvement was mainly due to an increase in the average number of cable-modem Internet customers, along with increased revenues from usage of bandwidth over the limits stipulated in the contracts with our customers, price increases and a favourable product mix.

•      Revenues from cable telephony services increased by $88.1 million (82.1%) to $195.5 million, mainly due to an increase in the average number of cable telephony customers, along with a slight increase in long distance and installation revenues.

•      Revenues from wireless telephony services increased by $16.5 million to $17.7 million. The commercial launch occurred August 2006.

•      Revenues from business solutions decreased by $4.2 million (-5.6%) to $70.2 million, due to the restructuring of a major contract.

•      Revenues of Le SuperClub Vidéotron ltée increased by $4.4 million (7.9%) to $60.0 million, mainly due to increased sales of equipment and video games as well as the acquisition of new stores in 2006 and 2007.

•      Other revenues, which represent principally sales of equipment to customers, increased by $2.2 million (4.6%) to $51.0 million, due to an increase in the sale of higher value set-top boxes as well as wireless equipment, partly offset by a lower volume of sales of basic set-top boxes.

Monthly combined ARPU: $71.52 in 2007, compared with $61.43 in the same period of 2006, an increase of $10.09 (16.4%).

Operating income: $642.7 million in 2007, an increase of $130.0 million (25.4%).  The increase was due primarily to:

•      customer growth for all services;

•      price increases, mostly on our cable television services and cable Internet access services;

•      our wireless telephony services (we launched our services in August 2006);

•      a higher proportion of digital customers for our television services resulting in increased ARPU; and

•      $12.9 million favourable variance related to non-recognition in 2007 of current Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fee accruals following the notice issued on October 1, 2007;

partially offset by:

•      $30.1 million increase in management fees charged by our parent company including additional charges for the parent company stock option plan;

•      additional resources required to support the growth in our customer base; and

•      decrease in business solutions revenues.

Operating costs, expressed as a percentage of revenues: 58.6% in 2007 compared with 60.9% in 2006. Operating costs as a proportion of revenues decreased slightly for the following reasons:

•      the fixed component of costs, which does not fluctuate in proportion to revenue growth; and

•      the favourable variation related to the non-recognition of the Part II fees.

Amortization charge: $206.1 million, an increase of $21.0 million (11.3%).

The increase was mainly due to an increase in the acquisition of fixed assets, mostly related to telephony and Internet access services and the modernization of our network.

Financial expenses: $76.1 million, a decrease of $5.6 million (-6.9%).  The decrease was mainly due to:

•      $5.9 million increase of the dividend income (net of the interest expense) resulting from tax consolidation transactions.

Valuation and translation of financial instruments: a gain of $9.1 million in 2007, compared to a gain of $2.2 million in 2006.  The gain in 2007 was mainly due to:

•      $12.5 million favourable impact related to the ineffective portion of fair value hedges (first time adoption in 2007 of a new accounting policy on derivative financial instruments and hedge accounting); and

•      $3.4 million unfavourable impact related to the valuation of other financial instruments.

The gain in 2006 was mainly due to:

•      $3.3 million gain on the termination of a long term debt; and

•      $1.1 million unfavourable impact related to the valuation of other financial instruments.

Income tax expense: $38.3 million (effective tax rate of 10.5%), compared with $64.2 million in 2006 (effective tax rate of 25.9%).  The variation in rate as compared to the statutory tax rate in 2007 was mainly due to:

•      $54.7 million in non-taxable dividend from related parties (due to tax consolidation transactions); and

•      $23.6 million due to non-deductible charges, non-taxable income and differences between current and future tax rates.

The variation in rate as compared to the statutory tax rate in 2006 was mainly due to:

•      $14.9 million due to a change in substantively enacted tax rates affecting our future income tax balances.

Net income: $325.7 million, an increase of $142.0 million (77.3%).  The increase was mainly due to:

•      $130.0 million increase in operating income (taxable at an average rate of 10.5% due to tax consolidation transactions);

•      $55.0 million impact of the lower income taxes rate in 2007;

Partially offset by:

•      $21.0 million increase in amortization; and

•      $5.4 million impairment in 2007 of the goodwill of our subsidiary, Le Superclub Vidéotron Ltée, related to the DVDs and games rental operations in Ontario.

Other Developments Since December 31, 2007

In 2003 and 2004, a number of companies, including Videotron, brought a suit against the Crown in Federal Court, alleging that the Part II licence fees annually paid by broadcasters constitute, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). On December 14, 2006, the Federal Court found that these fees did indeed constitute taxes and that the CRTC should cease collection of such fees, but concluded that the plaintiff companies would not be entitled to a reimbursement of the amounts already paid. The plaintiffs and the defendant both filed an appeal before the Federal Court of Appeal. On October 1, 2007, the CRTC issued a document stating that it would adhere to the decision rendered and that it would not collect, in 2007 or any subsequent years, the Part II licence fees payable on November 30 of each year unless a Superior Court reverses the decision of the Federal Court of Appeal. In light of these facts, and as a result of the decision of the Superior Court, Videotron reversed its liability of $11.1 million related to these Part II licence fees covering the period from September 1, 2006 to December 30, 2007 in the third quarter of 2007.  Videotron also ceased to record the Part II licence fees.

On April 29, 2008, the Federal Court of Appeal handed down its decision and overturned the December 14, 2006 decision of the Federal Court.  The plaintiff companies disagree with this decision and the request for leave to appeal to the Supreme Court of Canada was accepted on December 18, 2008.  The CRTC publicly stated that it will make no attempt to collect outstanding Part II licence fees until the earlier of (a) the judgment of the Federal Court of Appeal is affirmed by the Supreme Court or (b) the matter is settled between the parties. However, by virtue of the Federal Court of Appeal decision that confirms the right of the CRTC to collect Part II licence fees to which Videotron is subject, Videotron recorded in 2008 a total liability of $25.6 million related to the Part II licence fees. This liability is for the period covering from September 1, 2006 to December 31, 2008.  Videotron continues to accrue for the Part II licence fees.

Liquidity and Capital Resources

Uses of Liquidity and Capital Resources

Our principal liquidity and capital resource requirements consist of:

•      capital expenditures to maintain and upgrade our network in order to support the growth of our customer base and the launch and expansion of new or additional services;

•      the servicing and repayment of our debt; and

•      distributions to our shareholder.

Capital Expenditures: $404.8 million in 2008, an increase of $74.7 million (22.6%) compared with 2007.  The increase was mainly due to:

•      initial investments of $17.5 million in our AWS network, higher investments in our Internet network and the modernization of certain parts of our network.

We continue to focus on success-driven capital spending.

Fixed Assets Additions (in millions)	2008	2007	Variance

Customer premises equipment	$113.1	$122.9	$(9.8)
Scaleable infrastructure(1)	121.0	76.8	44.2
Line extensions	41.2	27.3	13.9
Upgrade/Rebuild	57.7	53.0	4.7
Support Capital	71.8	50.1	21.7
Total fixed assets additions	$404.8	$330.1	$74.7

(1)        Includes our $17.5 million initial investments in our AWS network.

Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements.  Approximately 99% of our network in Québec has been upgraded to a bandwidth of 750 MHz or greater.  Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our cable telephony service, further investment in the network will be required.

In October 2008, we and Quebecor Media announced our intention to invest between $800 million and $1.0 billion over the next four years to roll out our own AWS network.  This amount includes the cost of the acquired spectrum and operating licenses (which has already been paid), the cost of network buildout and initial operating costs

(but excludes any capitalized interest).  We plan to fund future investments in AWS through cash flow generation and available credit facilities.  We currently anticipate that our new High Speed Packet Access (HSPA) network will be operational in 9 to 15 months.

Service and Repayment of Our Debt: Cash interest payments of $109.3 million in 2008, an increase of $29.2 million compared with 2007.  The increase was mainly due to:

•      the issuance, in April 2008, of $455.0 million in aggregate principal amount of our 9 1/8% Senior Notes ($447.6 million net of financing costs).

Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan:  Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into certain transactions described below that have the effect of using tax losses within the Quebecor Media group.

On January 3, 2007, Videotron entered into a subordinated loan of $1.0 billion with Quebecor Media, as lender, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and which incremental amount matures on January 3, 2022.  On May 31, 2007, Videotron increased the principal amount of the subordinated loan by $870.0 million, maturing on May 31, 2022.  Videotron invested the total proceeds of $1.0 billion and $870.0 million into 1,000,000 and 870,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media.  These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On May 31, 2007, CF Cable TV Inc., a wholly-owned subsidiary of Videotron, entered into a subordinated loan of $125.0 million with Quebecor Media, as lender, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on May 31, 2022.  On the same day, CF Cable TV Inc. invested the total proceeds of $125.0 million into 125,000 preferred shares, Series B, of 9101-0835 Québec Inc.  These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On January 4, 2008, Videotron entered into a subordinated loan of $415.0 million from Quebecor Media, as lender, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023.  On the same day, Videotron invested the total proceeds of $415.0 million into 415,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media.  These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On January 4, 2008, CF Cable TV Inc., a wholly-owned subsidiary of Videotron, entered into a subordinated loan of $170.0 million with Quebecor Media, as lender, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023.  On the same day, CF Cable TV Inc. invested the total proceeds of $170.0 million into 170,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media.  These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On December 23, 2008, 9101-0835 Québec Inc., a subsidiary of Quebecor Media, redeemed 525,000 preferred shares, Series B, for a total cash consideration of $525.5 million, including cumulative dividends of $0.5 million. On the same day, Videotron used the total proceeds of $525.0 million to repay part of its subordinated loan contracted from Quebecor Media on January 3, 2007.

On January 9, 2009, CF Cable TV Inc., a wholly-owned subsidiary of Videotron, increased the principal amount of its subordinated loan with Quebecor Media, as lender, by $190.0 million, which incremental amount bears interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 9, 2024.  On the same day, CF Cable TV Inc. invested the total proceeds of $190.0 million into 190,000 preferred shares, Series B, of 9101-0835 Québec Inc.  These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

Income tax transactions:  On December 18, 2008, Videotron’s ultimate parent company, Quebecor Inc., transferred to Videotron a total of $104.9 of non-capital tax losses in exchange for net cash consideration of $18.4 million.  This transaction was recorded at the exchange amount.  As a result, Videotron recorded an income tax asset of $32.4 million, and the difference of $14.0 million, between the net cash consideration and the income tax asset, was recorded as a deferred credit, included in accounts payable and accrued charges, which will reduce the income tax expense in the future as these tax deductions are used.

On December 18 and 21, 2007, Videotron’s ultimate parent company, Quebecor Inc., transferred to Videotron a total of $57.1 million of non-capital tax losses in exchange for net cash consideration of $12.8 million. This transaction was recorded at the exchange amount. As a result, Videotron recorded an income tax asset of $17.7 million, and the difference of $4.9 million between the net cash consideration and the income tax asset was recorded as a deferred credit, included in accounts payable and accrued liabilities, which reduced income tax expense in 2008 as these tax deductions were used.

On December 21, 2007, Videotron’s ultimate parent company, Quebecor Inc., transferred to CF Cable TV Inc., a wholly-owned subsidiary of Videotron, $9.4 million of non-capital tax losses in exchange for a net cash consideration of $2.1 million. This transaction was recorded at the exchange amount. As a result, CF Cable TV Inc. recorded an income tax asset of $2.9 million, and the difference of $0.8 million between the net cash consideration and the income tax asset, was recorded as a deferred credit, included in accounts payable and accrued liabilities, which reduced income tax expense in 2008 as these tax deductions were used.

Distributions to our Shareholder:  During the year ended December 31, 2008, we paid $230.0 million to our sole shareholder, Quebecor Media, in respect of reductions in paid-up capital and dividends, compared to total cash distributions of $299.6 million in 2007.  See Note 16 to our audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 for more information. We expect to make cash distributions to our shareholder in the future, within the limits set by the terms of our indebtedness and applicable laws.

Contractual Obligations and Other Commercial Commitments: Our material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative instruments.  Videotron entered in the following material contractual obligations in 2008:

•      On April 15, 2008, Videotron issued US$455.0 million in aggregate principal amount of 9 1/8% Senior Notes due 2018.

•      On April 7, 2008, Videotron amended its Senior Secured Credit Facility to increase commitments under the facility from $450.0 million to $575.0 million and extend the maturity date to April 2012. Pursuant to these amendments, Videotron may, subject to certain conditions, increase the commitments under the Senior Secured Credit Facility by an additional $75.0 million (for aggregate commitments of $650.0 million).

Details of our contractual obligations and other commercial commitments are disclosed in notes 14, 15, 19, 20 and 21 to our annual consolidated financial statements for the year ended December 31, 2008.

		Payments Due by Period as of December 31, 2008
	Total	< 1 year	Less than 1-3 years	3-5 years	> 5 years
	(in million of dollars)
Contractual obligations (1):
Bank indebtedness	$3.6	$3.6	$—	$—	$—
Bank credit facility	207.7	—	—	207.7	—
Accounts payable and accrued charges	322.6	322.6	—	—	—
Amounts payable to affiliated company	19.3	19.3	—	—	—
6 7/8% Senior Notes due January 15, 2014	800.4	—	—	—	800.4
6 3/8% Senior Notes due December 15, 2015	212.4	—	—	—	212.4
9 1/8% Senior Notes due April 15, 2018	546.2	—	—	—	546.2
Cash Interest Expense(2)	829.7	120.7	241.3	228.7	239.0
Derivative financial instruments(3)	(60.3)	—	—	—	(60.3)

Total contractual cash obligations	$2,881.6	$466.2	$241.3	$436.4	$1,737.7

(1)           This table excludes obligations under subordinated loans due to Quebecor Media, our parent company, the proceeds of which are used to invest in preferred shares of an affiliated company for tax consolidation purposes of the Quebecor Media group.  See note 9 to our audited consolidated financial statements which are included under “Item 17. Financial Statements” in this annual report.

(2)           Estimate of interest to be paid on long-term debt and bank indebtedness is based on the hedged and unhedged interest rates and hedged foreign exchange rate as at December 31, 2008.

(3)           Estimated net future reimbursements on derivative financial instruments related to foreign exchange hedging.

We rent equipment and premises under various operating leases or purchasing agreements. As of December 31, 2008, we estimate that the minimum aggregate payments under these leases and purchasing agreements over the next 20 years will be approximately $147.0 million. During the year ended December 31, 2008, we renewed or extended several leases and entered into new operating leases.

We entered into a management agreement with Quebecor Media for services it provides to us, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations, and other services. This agreement provides for an annual management fee payable to Quebecor Media of which we paid $25.4 million for the year ended December 31, 2008, compared to $46.9 million in 2007 and $23.4 million in 2006.  See “Major Shareholders and Related Party Transactions — Related Party Transactions — Management Services and Other.”

Pension plan and post-retirement benefits: Videotron regularly monitors the funded status of its pension plans. The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by Videotron to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, totalled $9.7 million for the year ended December 31, 2008 ($9.8 million in 2007 and $7.5 million in 2006).

Sources of Liquidity and Capital Ressources

Operating activities (2008/2007)

Cash flows provided by operating activities: $711.5 million in 2008, compared with $552.9 million in 2007, an increase of $158.6 million (28.7%), mainly due to the increase in operating income.

Operating activities (2007/2006)

Cash flows provided by operating activities: $552.9 million in 2007, compared with $440.6 million in 2006, an increase of $112.3 million (25.5%), mainly due to the increase in operating income.

Investing activities (2008/2007)

Cash flows used by investing activities: $1,043.2 million in 2008, compared with $2,338.2 million in 2007, a decrease of $1,294.9 million (-55.4%).  The decrease was mainly due to the acquisition in 2007 of $1,995.0 million of shares of a company under common control for tax consolidation purposes.

Partially offset by:

•                  acquisition of $554.5 million of shares of a company under common control in 2008 in order to pay for the successful bids of 17 new spectrum licences for AWS;

•                  acquisition of $60.0 million of shares of a company under common control in 2008 for tax consolidation purposes; and

•                  increase of $74.7 million in the acquisition of fixed assets.

Investing activities (2007/2006)

Cash flows used by investing activities: $2,338.2 million in 2007, compared with $265.1 million in 2006, an increase of $2,073.1 million.  The increase was mainly due to:

•                  acquisition in 2007 of $1,995.0 million of shares of a company under common control in 2007 for tax consolidation purposes;

•                  decrease of $39.5 million in temporary investments in 2006 compared to $1.0 million in 2007; and

•                  increase of $27.4 million in the acquisition of fixed assets.

Financing activities (2008/2007)

Cash flows provided by financing activities: $331.7 million provided in 2008, compared with $1,785.2 million provided in 2007, a decrease of 81.4%.   The $1,453.5 million decrease was mainly due to:

•                  Videotron entering into a subordinated loan of $1,995.0 million from Quebecor Media Inc. in 2007 for fiscal consolidation purposes compared to $60.0 million in 2008; and

•                  a decrease in net borrowings under our bank credit facility of $38.8 million ($59.9 million in 2008 compared to $98.7 million in 2007).

Partially offset by:

•                  issuance, in 2008, of $455.0 million aggregate principal amount of our 9 1/8% Senior Notes ($447.6 million net of financing costs); and

•                  a net decrease in cash distributions to our parent company, Quebecor Media, of $69.6 million ($230.0 million in 2008 compared to $299.6 million in 2007).

Financing activities (2007/2006)

Cash flows provided (used in) by financing activities: $1,785.2 million provided in 2007, compared with $202.2 million used in 2006.  The $1,987.4 million increase was mainly due to:

•                  Videotron entering into a subordinated loan of $1,995.0 million from Quebecor Media Inc., as lender, in 2007 for fiscal consolidation purposes; and

•                  repayment, in 2006, of $150.0 million relating to a subordinated loan to the parent company;

Partially offset by:

•                  a net increase of cash distributions to our parent company, Quebecor Media, of $180.9 million ($299.6 million in 2007 compared to $118.7 million in 2006).

Videotron believes that cashflow generated by operations and available sources of financing should be sufficient to meet all our obligations with respect to capital investments, working capital, interest payments and pension plans. Despite the crisis currently affecting the credit markets, Videotron believes that it will be able to meet its future long term debt repayments, which are relatively limited in the next five years.

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

Long-Lived Assets

Videotron reviews long-lived assets with definite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  An impairment loss is recognized when the carrying amount of an asset or a group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition.  Measurement of an impairment loss is based on the amount by which the carrying amount of a group of assets exceeds its fair value.  Fair value is determined using quoted market prices, when available, or using accepted valuation techniques such as the discounted future cash flows method.

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

In our determination of the recoverability of long-lived assets and goodwill, we based our estimates used in preparing the discounted cash flows on historical and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Employee Future Benefits

Pensions:    Pension costs of our defined benefit pension plans are determined using actuarial methods and could be impacted significantly by our assumptions and estimates regarding future events, including expected return on plan assets, rate of compensation increases, retirement ages of employees and other actuarial assumptions. The fluctuation of the discount rate at each measurement date also has an impact.

In light of the actual return on plan assets realized in 2008, Videotron estimates that the cash contribution to its defined benefit plans, for which actuarial valuations are performed as of December, 31, 2008, will increase by $5.0 million per year for each of the next five years.  A one-percentage point change in the discount rate would have the following effects:

	Pension		Postretirement
	benefits		benefits
	1%	1%	1%	1%
Sensitivity analysis (in millions)	increase	decrease	increase	decrease

Effect on benefit costs	$(2.5)	$2.2	$(0.2)	$0.2
Effect on benefit obligations	(10.3)	12.1	(1.3)	1.6

A one-percentage point change in the expected return on plan assets would have the following effects:

	Pension		Postretirement
	benefits		benefits
	1%	1%	1%	1%
Sensitivity analysis (in millions)	increase	decrease	increase	decrease

Effect on benefit costs	$(0.9)	0.9	$—	$—

A one-percentage point change in the rate of compensation increase would have the following effects:

	Pension		Postretirement
	benefits		benefits
	1%	1%	1%	1%
Sensitivity analysis (in millions)	increase	decrease	increase	decrease

Effect on benefit costs	$0.6	$(0.6)	$—	$—
Effect on benefit obligations	1.4	(1.4)	—	—

A one-percentage point change in the assumed health care cost trend would have the following effects:

	Postretirement
	benefits
	1%	1%
Sensitivity analysis (in millions)	increase	decrease

Effect on benefit costs	$1	$(1)
Effect on benefit obligations	21	(18)

Other Post-Retirement Benefits:    We accrue the cost of post-retirement benefits, other than pensions, which are impacted significantly by a number of management assumptions, such as the discount rate, and an annual rate of increase in the per capita cost of covered benefits. These benefits, which are funded as they become due, principally include health and life insurance programs and cable services.

The employee future benefits accounting policy is explained in Note 1(o) to our audited consolidated financial statements which are included under “Item 17. Financial Statements” in this annual report, and assumptions on expected return on plan assets, rate of compensation increases and discount rates are disclosed in Note 23 to our audited consolidated financial statements which are included under “Item 17. Financial Statements” in this annual report.

Revenue Recognition

We recognize operating revenues when the following criteria are met:

•                  persuasive evidence of an arrangement exists;

•                  delivery has occurred or services have been rendered;

•                  the seller’s price to the buyer is fixed or determinable; and

•                  the collection of the sale is reasonably assured.

The portion of revenue that is unearned is recorded under “Deferred revenue” when customers are invoiced. Revenue recognition policies for each of Videotron’s main product lines are as follows:

Cable and wireless services are provided under arrangement with multiple deliverables, for which there are two separate accounting units: one for subscriber services (operating services and connecting fees) and the other, for equipment sales to subscribers, including activation fees related to wireless telephones. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair-value of any undelivered elements can be objectively and reliably determined.

Cable connection fee revenues are deferred and recognized as revenues over the estimated average 30-month period that subscribers are expected to remain connected to the network.  The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same 30-month period.  Operating revenues from cable and other services, such as Internet access, IP telephony and wireless telephone, are recognized when services are rendered.  Revenue from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and in the case of wireless telephones, revenues from equipment sales are recognized in income when the telephone is delivered and activated.  Revenues from video rentals are recorded as revenue when services are provided.  Promotional offers related to subscriber services are accounted for as a reduction in the related service revenue over the period of performance of the service contract.  Promotional offers related to equipment sales, including wireless telephones, are accounted for as a reduction in the related equipment sales when the equipment is delivered.  Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

Off-Balance Sheet Arrangements

Operating Leases

Videotron has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor.  Should Videotron terminate these leases prior to term (or at the end of the lease term) and should the fair value of the leased assets be less than the guaranteed residual value, Videotron must, under certain conditions, compensate the lessor for a portion of the shortfall.  In addition, a subsidiary of Videotron has provided guarantees to certain lessors under premises leases for certain videostore franchisees, with expiry dates through 2017.  Should the lessee default under such agreements, Videotron must, under certain conditions, compensate the lessor.  As at December 31, 2008, the maximum exposure in respect of these guarantees was $16.3 million and no liability has been recorded in the consolidated balance sheet since Videotron does not expect to make any payments pertaining to these guarantees.  In prior years, Videotron has not made any payments relating to these guarantees.

Guarantees Related to our Various Existing Notes

Under the terms of the indenture governing our 6 7/8% Senior Notes due January 15, 2014, the indenture governing our 6 3/8% Senior Notes due December 15, 2015 and the indenture governing our 9 1/8% Senior Notes due April

15, 2018, we are committed to pay any amount of withholding taxes that could eventually be levied by any Canadian taxing authority (as defined in the indenture that governs such Notes) on payments made to the lenders so that the amounts the lenders would receive are not less than amounts receivable where no taxes are levied. The amount of such guarantee is not limited and it is not possible for us to establish a maximum exposure of the guarantee because our exposure depends exclusively on the future actions, if any, by Canadian taxing authorities. Although no recourse exists for such liability, we have the right to redeem our 6 7/8% Senior Notes due January 15, 2014, our 6 3/8% Senior Notes due December 15, 2015 and our 9 1/8% Senior Notes due April 15, 2018, at their face value were such taxes levied by any Canadian taxing authority, thereby terminating the guarantee.

Risks and Uncertainties

Videotron’s financial risk management policies have been established to identify and analyze the risks faced by Videotron, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.  Risk management policies are reviewed regularly to reflect changes in market conditions and Videotron’s activities.

From its use of financial instruments, Videotron is exposed to credit risk, liquidity risk, and market risks relating to foreign exchange fluctuations, interest rate fluctuations and equity prices.  In order to manage its foreign exchange and interest rate risks, Videotron and its subsidiaries use derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventory and other capital expenditures denominated in a foreign currency.  Videotron does not intend to settle its financial derivative instruments prior to their maturity, as none of these instruments are held or issued for speculative purposes.  Videotron designates its derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

Description of derivative financial instruments:

Foreign exchange forward contracts:

Currencies (sold/bought)	Maturing	Weighted Average Exchange Rate	Notional Amount (in millions of dollars)

$ / US$	Less than 1 year	1.0865	$75.5

Cross-currency interest rate swaps:

	Period covered	Notional amount (in millions of dollars)		Annual effective interest rateusing hedged rate	Annual nominal interest rate of debt	CDN dollar exchange rate on interest and capital payments per one U.S. dollar

Senior Notes	2004 to 2014	US$	190.0	Bankers’ acceptance 3 months plus 2.80%	6.875%	1.2000
Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950
Senior Notes	2003 to 2014	US$	200.0	Bankers’ acceptance 3 months plus 2.73%	6.875%	1.3425
Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425
Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781
Senior Notes	2008 to 2018	US$	455.0	9.65%	9.125%	1.0210

Certain cross-currency interest rate swaps entered into by Videotron include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

Fair value of financial instruments:

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges to external or related parties (classified as other liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand.

The carrying values and fair value of long-term debt and derivative financial instruments as of December 31, 2008 and 2007 are as follows:

	December 31, 2008		December 31, 2007
	Carrying value	Fair value	Carrying value	Fair value

Long-term debt (1)	$(1,766,668)	$(1,577,000)	$(973,355)	$(938,158)
Cross-currency interest rate swaps	69,486	69,486	(241,320)	(241,320)
Foreign exchange forward contracts	9,013	9,013	(4,236)	(4,236)

(1)                        The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedges interest risk, the embedded derivatives or the financing fees.

The fair value of long-term debt is estimated based on discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity, or quoted market prices when available.  The majority of derivative financial instruments (e.g. cross currency interest rate swaps) are traded over the counter and, as such, there are no quoted prices.  The fair value of derivative financial instruments is therefore estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets, such as period-end swap rates and foreign exchange rates.  An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium to the net exposure of the counterparty or Videotron.  The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs and assumptions, including volatility and discount factors.

Due to the judgment used in applying a wide range of acceptable techniques and estimates in calculating fair value amounts, fair values are not necessarily comparable among financial institutions or other market participants and may not be realized in an actual sale or the immediate settlement of the instrument.

Credit risk management:

Credit risk is the risk of financial loss to Videotron if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer.  As of December 31, 2008, no customer balance represented a significant portion of Videotron’s consolidated trade receivables.  Videotron establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends.  The allowance for doubtful accounts amounted to $16.0 million as of December 31, 2008 ($11.7 million as of December 31, 2007).  As of December 31, 2008, 8.9% of trade receivables were 90 days past their billing date (7.0% as of December 31, 2007).

Videotron believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand.  Videotron does not believe that it is exposed to an unusual level of customer credit risk.

From its use of derivative financial instruments, Videotron is exposed to the risk of non-performance by a third party.  When Videotron enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with Videotron’s credit risk management policy and are subject to concentration limits.

Given the high minimum credit ratings required under Videotron’s policy, Videotron does not foresee any failure by counterparties to meet their obligations.

Liquidity risk management:

Liquidity risk is the risk that Videotron will not be able to meet its financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost.  Videotron manages this exposure through staggered debt maturities.  The weighted average term of Videotron’s consolidated debt was approximately 6.3 years as at December 31, 2008.

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividends (or distributions) in the future.  Videotron has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly-owned subsidiaries.

Market risk:

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of Videotron’s financial instruments.  The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk:

Most of Videotron’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars.  A large portion of the interest, principal and premium, if any, payable on Videotron’s debt is payable in U.S. dollars.  Videotron has entered into transactions to hedge the foreign currency risk exposure on 100% of its U.S. dollar-denominated debt obligations outstanding as of December 31, 2008 and to hedge its exposure on certain purchases of set-top boxes, cable modems and capital expenditures. Accordingly, Videotron’s sensitivity to the variation of foreign exchange rates is economically limited.

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a $0.10 variance in the year-end exchange rate of the Canadian dollar per one U.S. dollar:

	Income	Other comprehensive income
	(in thousands of dollars)
Increase of $0.10
U.S. dollar accounts payable	$(680.0)	$—
Gain (loss) on valuation and translation of financial instruments and of derivative financial instruments	(2,250)	44,905

Decrease of $0.10
U.S. dollar accounts payable	680
Gain (loss) on valuation and translation of financial instruments and of derivative financial instruments	2,250	(44,905)

Interest rate risk and non-performance risk:

Videotron’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers’ acceptance rate (BA) and (ii) bank prime rate (Prime). The Senior Notes issued by Videotron bear interest at fixed rates.  Videotron has entered into various cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates.  After taking into account the hedging instruments, the long-term debt is comprised of 58.7% of fixed rate debt and 41.3% of floating rate debt as of December 31, 2008.

The estimated sensitivity on financial expense, before income tax, of a 100 basis point variance in the year-end Canadian Banker’s acceptance rate is $7.0 million.

The estimated sensitivity income and other comprehensive income, before income tax, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments, as per Videotron’s valuation model, is as follows:

	Income	Other comprehensive income
	(in thousands of dollars)

Increase of 100 basis points	$2,609	$(3,908)
Decrease of 100 basis points	(2,609)	3,908

Capital management:

Videotron’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various activities, including growth opportunities.

In managing its capital structure, Videotron takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing.  Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations and the level of distributions to the parent company.  Videotron has not significantly changed its strategy regarding management of its capital structure since the last financial year.

Videotron’s capital structure is composed of shareholder’s equity, bank indebtedness, long-term debt, assets and liabilities related to derivative financial instruments, and non-controlling interest, less cash and cash equivalents.  The capital structure is as follows:

	2008	2007

Bank indebtedness	$3,613	$9,505
Long-term debt	1,807,997	950,988
Net (assets) liabilities related to derivative financial instruments	(78,499)	245,556
Non-controlling interest	1,047	947
Net debt	$1,734,158	$1,206,996
Shareholder’s equity	$403,654	$259,110

Videotron is not subject to externally imposed capital requirements other than certain restrictions under the term of its borrowing agreements which relate to permitted investments, inter-company transactions or the declaration and payment of dividends and other distributions.

Changes in Accounting Policies and Accounting Estimates

Changes in accounting policies

On January 1, 2008, Videotron adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories, and related disclosures.  Under this new accounting policy, inventories are now valued at the lower of cost, determined by the weighted-average cost method, and net realizable value.  However, the net realizable value is now the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.  The adoption of this new section had no impact on the consolidated financial statements.

On January 1, 2008, Videotron adopted the CICA Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation.  These sections relate to disclosures and presentation of information and did not affect the consolidated financial results.  Disclosure requirements related to these new accounting standards are presented in Note 21 of our audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.

Videotron estimates the fair value of its derivative financial instruments using a discounted cash flow valuation technique, since no quoted market prices exist for such instrument.  In the second quarter of 2008, Videotron made some amendments to the technique used in measuring the fair value of its derivatives in a liability position and in an asset position.  These amendments change the way Videotron factored counterparty and its own non-performance risk in its valuation technique, considering market developments and recent accounting guidelines.  The cumulative impact of these changes as of December 31, 2008, is a decrease of the fair value of these derivatives by $10.8 million and an increase of the comprehensive loss by $10.8 million (before income taxes).

Recent Accounting Developments in Canada

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and which results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarifying the application of the concept of matching revenues and expenses, whether those assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Videotron is currently evaluating the effects of adopting this standard, although it does not expect the adoption will have a material impact on its consolidated financial statements.

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicity accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Videotron will be required to report under IFRS for its 2011 interim and annual financial statements and to provide in the 2011 financial statements IFRS comparative information for the 2010 fiscal year. Videotron is currently assessing the impact of the IFRS convergence initiative.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.  In order to prepare for the transition to IFRS, we have established an IFRS implementation team which includes senior levels of management from all relevant departments and subsidiaries, and have engaged an external expert advisor.

Videotron has completed a diagnostic impact assessment, including a high-level analysis of potential consequences to financial reporting, business processes, internal controls, and information systems. Initial training has been provided to key employees and further investment in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS.  Videotron continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS.  At this time, the impact of this changeover on our future financial position and results of operations is not yet determinable.

The adoption will result in changes to our reported financial position and results of operations, and these changes may be material. Moreover, the restatement of our 2010 financial statements for comparative purposes may be significant.  In addition, IFRS could have an effect on the computation of our debt covenants and of certain other contractual obligations. In particular, although the adoption IFRS will not change our actual cash flows, our covenants linked to balance sheet ratios may be affected by the adoption of IFRS in ways that are difficult to predict at this time.  At this time, the impact on Videotron’s future financial position and results of operations is not yet reasonably determinable while Videotron continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS.  Further updates on the progress to conversion and potential reporting impact from the adoption of IFRS will be provided during the implementation period to follow.

Recent accounting developments in the United States

On January 1, 2008, Videotron adopted the provisions of SFAS 157, Fair Value Measurements, that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-1, “Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” which removes certain leasing transactions from the scope of SFAS No. 157.  The FASB also issued FSP FAS 157-2, “Effective Date of SFAS 157”, which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis.  Videotron is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.

In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (SFAS 141R), and SFAS 160, Non-controlling Interests in Consolidated Financial Statements (SFAS 160), to improve and converge internationally the accounting for business combinations, the reporting of non-controlling interests in consolidated financial statements, accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008 and SFAS 160 shall be effective as of the beginning of 2009.  Videotron is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table presents certain information concerning our directors and executive officers as of February 13, 2009:

Name and Municipality of Residence	Age	Position

SERGE GOUIN Outremont, Quebec	65	Director and Chairman of the Board

JEAN LA COUTURE, FCA(1) Montréal, Quebec	62	Director and Chairman of the Audit Committee

ANDRÉ DELISLE(1) Montréal, Quebec	62	Director

A. MICHEL LAVIGNE, FCA(1) Brossard, Quebec	58	Director

PIERRE KARL PÉLADEAU Montréal, Quebec	47	Director

ROBERT DÉPATIE Rosemère, Quebec	50	President and Chief Executive Officer

DONALD LIZOTTE Kirkland, Quebec	42	President, Le SuperClub Vidéotron and Vice President, Retail Sales

JEAN NOVAK Beaconsfield, Quebec	45	President, Videotron Business Service

MARIE-JOSEE MARSAN Montréal, Quebec	46	Vice President, Finance and Chief Financial Officer

MANON BROUILLETTE Outremont, Quebec	40	Senior Vice President, Strategic Development and Marketing

DANIEL PROULX Montréal, Quebec	51	Senior Vice President, Engineering

MYRIANNE COLLIN Laval, Québec	35	Vice President, Marketing, Consumer division

ANDRÉ GASCON Longueuil, Quebec	47	Vice President, Wireless Technologies

ROGER MARTEL Montréal, Québec	60	Vice President, Internal Audit

LOUIS MORIN Kirkland, Quebec	51	Vice President

Name and Municipality of Residence	Age	Position

MARIE PIUZE Pierrefonds, Quebec	40	Vice President, Control

ÉDOUARD G. TRÉPANIER Boucherville, Quebec	58	Vice President, Regulatory Affairs

NORMAND VACHON Repentigny, Quebec	60	Vice President, Human Resources

JEAN-FRANÇOIS PRUNEAU Repentigny, Quebec	38	Treasurer

CLAUDINE TREMBLAY Nun’s Island, Quebec	55	Secretary

CHRISTIAN MARCOUX Laval, Quebec	34	Assistant Secretary

(1)  Member of the Audit Committee

Serge Gouin, Director and Chairman of the Board of Directors. Mr. Gouin has been a Director and Chairman of our Board of Directors since July 2001. Mr. Gouin has also been a Director of Quebecor Media Inc. since May 2001, and he re-assumed the position of Chairman of its Board of Directors in May 2005, having also held that position from January 2003 to March 2004.  Mr. Gouin served as President and Chief Executive Officer of Quebecor Media Inc. from March 2004 until May 2005.  Mr. Gouin also has served as Director and Chairman of the Board of Directors of Sun Media Corporation since May 2004.  Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Le Groupe Vidéotron. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of TVA Group Inc. Mr. Gouin is also a member of the board of Directors of Biovail Corporation, Onex Corporation and of TVA Group Inc.

Jean La Couture, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has served as a Director and as Chairman of our Audit Committee since October 2003.  Mr. La Couture also serves as Director and Chairman of the Audit Committee of Quebecor Inc., Quebecor Media inc. and Sun Media Corporation.  He was a Director of Quebecor World Inc. from December 2007 until December 2008.  Mr. La Couture, a Fellow Chartered Accountant, is President of Huis Clos Ltée., a management and mediation firm.  He is also President of the Regroupement des assureurs de personnes à charte du Québec (RACQ), a position he has held since August 1995.  From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994.  He is Chairman of the Boards of Innergex Power Trust, Groupe Pomerleau (a Québec-based construction company) and Maestro (a real estate capital fund), and serves as a Director of Immunotec Inc.

André Delisle, Director and member of the Audit Committee. Mr. Delisle has served as a Director of Videotron Ltd. and as a member of its Audit Committee since October 31, 2005.  Since that date, Mr. Delisle has also served as a Director and a member of the Audit Committee of Quebecor Media Inc. and Sun Media Corporation. From August 2000 until July 2003, Mr. Delisle acted as Assistant General Manager and Treasurer of the City of Montréal. He previously acted as internal consultant for the Caisse de dépôt et placement du Québec from February 1998 until August 2000. From 1982 through 1997, he worked for Hydro-Québec and the Québec Department of Finance, mainly in the capacity of Chief Financial Officer (Hydro-Québec) or Assistant Deputy Minister (Department of Finance).  Mr. Delisle is a member of the Institute of Corporate Directors, a member of the Association of Québec Economists and a member of the Barreau du Québec.

A. Michel Lavigne, FCA, Director and member of the Audit Committee. Mr. Lavigne has served as a Director of Videotron Ltd. and as a member of its Audit Committee since June 30, 2005.  Since that date, Mr. Lavigne has also served as a Director and a member of the Audit Committee and the Compensation Committee of Quebecor Media Inc., and as a Director and a member of the Audit Committee of Sun Media Corporation and of TVA Group Inc. Mr. Lavigne is also a Director of the Caisse de dépôt et placement du Québec and NStein Technologies Inc., as well as the Chairman of the Board of Primary Energy Recycling Corporation. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montréal, Québec, as Chairman of the Board of Grant Thornton Canada and as a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Accountant of the Ordre des comptables agréés du Québec and a member of the Canadian Institute of Chartered Accountants since 1973.

Pierre Karl Péladeau, Director. Mr. Péladeau has served as a Director of Videotron Ltd. since June 2001. Mr. Péladeau is also currently President and Chief Executive Officer of Quebecor Media inc. (since August 2008), President and Chief Executive Officer of Sun Media Corporation (since November 2008) and President and Chief Executive Officer of Quebecor Inc., a position he has held since 1999. He was Vice Chairman of the board of Directors and Chief Executive Officer of Quebecor Media Inc. from May 2006 to November 2008 and President and Chief Executive Officer of Quebecor World Inc. from March 2004 to May 2006.  Mr. Péladeau joined Quebecor Inc.’s communications division in 1985 as Assistant to the President.  Since then, he has occupied various positions in the Quebecor group of companies. In 1998, Mr. Péladeau spearheaded the acquisition of Sun Media Corporation and, in 2000 he was responsible for the acquisition of Groupe Vidéotron. Mr. Péladeau was also the President and Chief Executive Officer of Videotron Ltd. from July 2001 until June 2003. Mr. Péladeau sits on the board of numerous Quebecor group companies and is active in many charitable and cultural organizations.

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

Marie-Josée Marsan, Vice President, Finance and Chief Financial Officer. Ms. Marsan has been appointed to her current position in June 2008. She joined Videotron Ltd. in July 2006 as Vice President, Control.  Before joining us, Ms. Marsan held various senior positions mainly in the television & film industry, such as First Director of Finance and Administration at the Canadian Broadcast Company (CBC) from 1999 to 2006 and Vice-President, Finance and Business Development for Groupe Covitec inc, today known as Technicolor, from 1994 to 1999.  Prior to that, she worked for TVA Group Inc. as Director of Production and held various financial positions at General Motors of Canada. Ms. Marsan holds a bachelor’s degree in Finance from the HEC Montréal, a master degree in Finance issued jointly by York University and HEC Montréal.  She is also a member of the Certified General Accountants Association (CGA).

Manon Brouillette, Senior Vice President, Strategic Development and Marketing. Ms. Brouillette was promoted in her current position in June 2008. She joined Videotron Ltd in July 2004 and acted as Vice President, Marketing, from July 2004 to January 2005, as Vice President, New Product Development, from January 2005 to August 2006 and as Senior Vice President, Marketing, Content and New Product Development, from September 2006 to June 2008. Before joining our company, Ms. Brouillette was Vice President, Marketing and Communications of the San Francisco Group from April 2003 to February 2004. She was also responsible for the national and regional accounts of the Blitz division of Groupe Cossette Communication Marketing from April 2002 to April 2003. From September 1998 to April 2002, she worked at Publicité Martin inc. Ms. Brouillette holds a Bachelor’s degree in communications with a minor in marketing from Laval University.

Daniel Proulx, Senior Vice President, Engineering. Prior to his appointment as Vice President, Engineering in July 2003, Mr. Proulx had served as our Vice President, Information Technology since July 2002. Mr. Proulx has held various management positions within Videotron Ltd. since joining us in 1995.

Myrianne Collin, Vice President, Marketing, Consumer division. Ms. Collin has served as Vice President, Marketing, Consumer division since June 2008. She joined Videotron Ltd. In April 2005 as Senior Director Marketing, Cable Telephony and Bundling. In September 2006, Ms. Collin was appointed Senior Director, Broadcast Services & Relationship Marketing. From 1995 to 2005, Ms. Collin held various positions with Bell Canada and Alliance Data System (Air Miles). She holds a Bachelor’s degree in marketing from Sherbrooke University.

André Gascon, Vice President, Wireless Technologies. Mr. Gascon joined Videotron Ltd. in October 2003 as Vice President, Information Technologies and he was appointed to his current position in 2008. Prior to joining Videotron Ltd., Mr. Gascon served for more than two years as Team Manager of Service Conseil Mona inc., an information technology consulting firm based in Montréal. From 1998 to 2001, he was Director, Information Technology of Microcell Telecommunications Inc. Between 1986 and 1998, Mr. Gascon held various management positions relating to information technology with Larochelle Gratton Inc. and Société de Transport de Laval. Mr. Gascon holds a Master’s degree in business administration (MBA) from Université de Sherbrooke.

Roger Martel, Vice President, Internal Audit. Mr. Martel has served as Vice President, Internal Audit of Videotron Ltd. since February 2004. Mr. Martel also acts as Vice President, Internal Audit for Quebecor Inc., Quebecor Media Inc. and Sun Media Corporation.  From February 2001 until February 2004, he was Principal Director, Internal Audit of Quebecor Media. Prior to that, he was an Internal Auditor of Le Groupe Vidéotron ltée.

Louis Morin, Vice President. Mr. Morin became Vice President of Videotron Ltd. on January 15, 2007.  Mr. Morin also serves as Vice President and Chief Financial Officer of Quebecor Inc. and Quebecor Media Inc.  From December 2003 until January 2006, he served as Chief Financial Officer of Bombardier Recreational Products Inc. Prior to that Mr. Morin was Senior Vice President and Chief Financial Officer of Bombardier Inc. from April 1999 until February 2003, where he had worked since 1982. Mr. Morin was appointed Vice President and Chief Financial Officer of Quebecor Inc. on January 14, 2008. Mr. Morin holds a Master’s degree as well as a Bachelor’s degree in Business Administration from the University of Montréal and is a Chartered Accountant.

Marie Piuze, Vice President, Control. Ms. Piuze joined Videotron Ltd in September 2008. Prior to joining Videotron Ltd., Ms. Piuze was Financial Controller of CGI from 2005 to 2008. Ms. Piuze held various financial positions in the telecommunication and software industry mainly at Microcell, Téléglobe and Softimage.  She started her career at Coopérative Fédérée de Québec in 1994.  Ms. Piuze holds a Bachelor’s degree in Finance from the HEC Montreal.  She is also a member of the Certified Management Accountants Association (CMA).

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

Jean-François Pruneau, Treasurer. Mr. Pruneau has served as Treasurer of Videotron Ltd. since October 2005. Mr. Pruneau also acts as Treasurer of Quebecor Inc., Quebecor Media Inc. and Sun Media Corporation. He also serves as Treasurer of various subsidiaries of Quebecor Media Inc. Before being appointed Treasurer of Quebecor Media Inc., Mr. Pruneau successively served as Director, Finance and Assistant Treasurer — Corporate Finance of Quebecor Media Inc. Before joining Quebecor Media Inc. in May 2001, Mr. Pruneau was Associate Director of BCE Media from 1999 to 2001. From 1997 to 1999, he served as Corporate Finance Officer at Canadian National Railway. He has been a member of the CFA Institute, formerly the Association for Investment Management and Research, since 2000.

Claudine Tremblay, Secretary. Ms. Tremblay was appointed Secretary of Videotron Ltd in November 2006. Ms. Tremblay is also Vice President and Secretary of Quebecor Inc. and Quebecor Media Inc. since January 2008 and Secretary of Sun Media Corporation since September 2001.  She also serves as either Secretary or Assistant Secretary of various subsidiaries of Quebecor Inc. and, since December 2004, Ms. Tremblay serves as Corporate Secretary of TVA Group Inc.  Ms. Tremblay was Senior Director, Corporate Secretariat for Quebecor Media Inc., Quebecor World Inc. and Quebecor Inc. from 2003 to December 2007.  Prior to joining the Quebecor group of companies in 1987, Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1987.  She has also been a member of the Chambre des notaires du Québec since 1977.

Christian Marcoux, Assistant Secretary. Mr. Marcoux was appointed Assistant Secretary of Videotron Ltd. in December 2006. Mr. Marcoux joined Quebecor Media Inc. in 2006 as Senior Legal Counsel, Compliance.  He is currently also Assistant Secretary of Quebecor Inc., Quebecor Media Inc., TVA Group Inc. and Sun Media Corporation. From January 2004 to December 2006, Mr. Marcoux was Manager, Listed Issuer Services at the Toronto Stock Exchange. Prior to January 2004, Mr. Marcoux was an attorney with BCF LLP, a law firm, for three years.

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

C-                                   Compensation of Directors and Executive Officers

Our directors do not receive any remuneration for acting in their capacity as directors of Videotron.  The members of our Audit Committee do, however, receive attendance fees of $2,500 per meeting and the Chairman of our Audit Committee (currently, Mr. La Couture) receives an annual fee of $4,500 to act in such capacity.  Our directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors and our Audit Committee.  During the financial year ended December 31, 2008, the amount of compensation (including benefits in kind) paid to our five directors for services in all capacities to Videotron and its subsidiaries was $143,750.  None of our directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

The aggregate amount of compensation we paid for the year ended December 31, 2008 to our executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was $19.3 million, including salaries, bonuses and profit-sharing payments.

Quebecor Media’s Stock Option Plan

Under a stock option plan established by Quebecor Media, 6,180,140 common shares of Quebecor Media (representing 5% of all outstanding common shares of Quebecor Media) have been set aside for directors, officers, senior employees and other key employees of Quebecor Media and its subsidiaries, including Videotron.  Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of Quebecor Media common shares at the date of grant, as determined by its Board of Directors (if Quebecor Media common shares are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of grant of the common shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant.  For so long as the shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following annual periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30.  Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash equal to the difference between the fair market value, as determined by Quebecor Media’s Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, purchase common shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless Quebecor Media’s Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by Quebecor Media’s Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of grant. Pursuant to the terms of this plan, no optionee may hold options representing more than 5% of the outstanding common shares of Quebecor Media.

During the year ended December 31, 2008, an aggregate total of 70,000 options were granted under this plan to executive officers of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies), with a weighted average exercise price of $45.82 per share, as determined by Quebecor Media’s Compensation Committee.  During the year ended December 31, 2008, a total of 610,962 options were exercised by officers and employees of Videotron, for aggregate gross value realized of $18,165,946. The Quebecor Media stock option plan did not allow the exercise of any option before 2008, at which time it covered a six year compensation value. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2008, an aggregate total of 1,382,035 options granted to directors, officers and employees of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies) remain outstanding, with a weighted average exercise price of $42.35 per share, as determined by Quebecor Media’s Compensation Committee.  Of these outstanding options, 1,030,220 options have been granted (and remain outstanding) to executive officers of Videotron (excluding executive officers who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies), with a weighted average exercise price of $42.29 per share.  For more information on this stock option plan, see Note 17 to our audited consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

Pension Benefits

Both Quebecor Media and Videotron maintain pension plans for our non-unionized employees and certain officers.

Videotron’s pension plan provides pension benefits to our executive officers equal to 2.0% of salary (excluding bonuses) for each year of membership in the plan. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under our pension plan are as prescribed under the Income Tax Act (Canada). An executive officer contributes to this plan an amount equal to 5.0% of his or her salary up to a maximum of $4,700 per year.

Quebecor Media’s pension plan provides greater pension benefits to eligible executive officers than it does to other employees. The higher pension benefits under this plan equal 2.0% of average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and from the age of 61 years without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media’s pension plan are as prescribed by the Income Tax Act

(Canada). An executive officer contributes to this plan an amount equal to 5.0% of his or her salary up to a maximum of $6,111 in 2009. Videotron has no liability regarding Quebecor Media’s pension plan.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media’s and our pension plans:

	Years of Participation
Compensation	10	15	20	25	30

$122,222 or more	$24,444	$36,667	$48,889	$61,111	$73,333

Supplemental Retirement Benefit Plan for Designated Executives

In addition, both Quebecor Media’s and our pension plans provide supplemental retirement benefits to certain designated executives. As of December 31, 2008, three of our senior executive officers were participants under Quebecor Media’s supplemental retirement benefit plan, and one of our senior executive officers was participant under our supplemental retirement benefit plan.

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

As of December 31, 2008, our senior executive officers participating in Quebecor Media’s supplemental retirement benefit plan each had credited service of five years or less.

The benefits payable to our senior executive officer who participates in our supplemental retirement benefit plan are calculated as under the basic pension plan but without regard to the limitation of the Income Tax Act (Canada), less the pension payable under the basic pension plan. The benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the senior executive officer, subject to an early retirement reduction. In case of death after retirement and from the date of death, our supplemental retirement benefit plan provides for the payment of a survivor pension to the eligible surviving spouse representing 60.0% of the retiree’s pension.

As of December 31, 2008, our senior executive officers had a credited service of 6 years under our supplemental retirement benefit plan.

The table below indicates the annual supplemental pension that would be payable at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30

$200,000	$15,556	$23,333	$31,111	$38,889	$46,667
$300,000	$35,556	$53,333	$71,111	$88,889	$106,667
$400,000	$55,556	$83,333	$111,111	$138,889	$166,667
$500,000	$75,556	$113,333	$151,111	$188,889	$226,667
$600,000	$95,556	$143,333	$191,111	$238,889	$286,667
$800,000	$135,556	$203,333	$271,111	$338,889	$406,667
$1,000,000	$175,556	$263,333	$351,111	$438,889	$526,667
$1,200,000	$215,556	$323,333	$431,111	$538,889	$646,667
$1,400,000	$255,556	$383,333	$511,111	$638,889	$766,667

Liability Insurance

Quebecor carries liability insurance for the benefit of its directors and officers, as well as for the directors and officers of its subsidiaries, including Videotron and our subsidiaries, against certain liabilities incurred by them in such capacity.  These policies are subject to customary deductibles and exceptions.  The premiums in respect of this insurance are entirely paid by Quebecor, which is then reimbursed by Quebecor Media and its subsidiaries, including Videotron, for their ratable portion thereof.

D-                                   Employees

At December 31, 2008, we employed 4,769 employees. At December 31, 2007 and 2006, we employed approximately 4,350 and 4,057 employees, respectively.  Substantially all of our employees are based and work in the Province of Québec.  Approximately 2,849 of our employees are unionized, and the terms of their employment are governed by one of our five regional collective bargaining agreements. Our two most important collective bargaining agreements, covering our unionized employees in the Montréal and Québec City regions, have terms extending to December 31, 2009. We also have two collective bargaining agreements covering our unionized employees in the Chicoutimi and Hull regions, with terms running through January 31, 2010 and August 31, 2011, respectively, and one other collective bargaining agreement, covering 39 employees of our SETTE inc. subsidiary, which expired on December 31, 2007. Negotiations regarding this collective bargaining agreement began in 2008 and are ongoing.

E-                                     Share Ownership

No Videotron equity securities are held by any of our directors or senior executive officers.

ITEM 7 -  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

Quebecor Media is 54.72% owned by Quebecor, a communications holding company, and 45.28% owned by CDP Capital d’Amérique Investissements Inc. Quebecor’s primary assets are its interests in Quebecor Media.  CDP Capital d’Amérique Investissements Inc. is a wholly-owned subsidiary of Caisse de dépôt et placement du Québec, one of Canada’s largest pension fund managers.

B-                                   Related Party Transactions

The following describes related-party transactions that are material to us and in which we or our directors, executive officers or affiliates are involved.  We believe that each of the transactions described below is on terms no less favorable to us than could have been obtained from unrelated third parties.

Video-on-Demand Services

The Company entered into an affiliation agreement with Groupe Archambault Inc. (“Archambault”), a subsidiary of Quebecor Media and, as such, a company under common control.  This agreement provided that the Company pay Archambault 54% of all revenues generated from the fees paid by customers to use Archambault’s video-on-demand services.  In connection with this affiliation agreement, the Company entered into a video-on-demand services agreement with Archambault.  Under this agreement, various technical services were provided to Archambault.  In consideration of these services, Archambault paid a fee of 8% of all revenues generated from fees paid by customers to use Archambault’s video-on-demand services.  The acquisition of the video-on-demand license by the Company from Archambault for a total cash consideration of $0.8 million resulted in the termination of these agreements on May 1, 2008.

Under the affiliation agreement, the Company paid fees to Archambault of $5.5 million, $13.3 million and $9.0 million and received fees from Archambault of $0.8 million, $2.6 million and $1.9 million for the years 2008, 2007 and 2006, respectively.

Management Services and Other

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

The following table presents the amounts of our revenues, purchases and accounts payable resulting from transactions with related parties during the periods indicated:

	Year Ended December 31,
	2008	2007
	(dollars in millions)

Revenues	$10.3	$22.3
Purchases	56.1	64.5
Accounts payable	19.4	75.2

In 2002, we began paying an annual management fee to Quebecor Media for services rendered to us pursuant to a five-year management services agreement. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. The agreement provides for an annual management fee of $25.4 million payable to Quebecor Media in respect of 2008 (2007 - $46.9 million; 2006 — 23.4 million).  This agreement is now automatically renewed annually.  In addition, Quebecor Media is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

On January 21, 2008, Quebecor World Inc. and its U.S. subsidiaries were granted creditor protection under the Companies Creditors Arrangement Act in Canada.  On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code.  Quebecor World Inc. outsourced its corporate information technology services to Videotron, which generated $3.0 million in revenues for Videotron in 2008 ($9.8 million in 2007 and $13.0 million in 2006).  This agreement was terminated in 2008.

Asset Acquisition

On December 15, 2008, Videotron acquired fixed assets from Les Editions CEC Inc., a wholly-owned subsidiary of Quebecor Media, for total consideration of $1.6 million.  This transaction was recorded at the exchange amount. As a result, Videotron recorded a net book value of $0.4 million and the difference between the cash consideration and the net book value, a loss of $1.2 million, was charged to the deficit.

Income Tax Transactions

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we enter into certain tax consolidation transactions from time to time through which we are able to recognize certain income tax benefits.

On December 18, 2008, Videotron’s ultimate parent company, Quebecor Inc., transferred to the Company a total of $104.9 million of non-capital tax losses in exchange for net cash consideration of $18.4 million.  This transaction was recorded at the exchange amount. As a result, the Company recorded an income tax asset of $32.4 million and the difference of $14.0 million, between the net cash consideration and the income tax asset, was recorded as a deferred credit, included in accounts payable and accrued liabilities, which reduced income tax expenses in 2008 as these tax deductions were used.

On December 21, 2007, Videotron’s ultimate parent company, Quebecor Inc., transferred to CF Cable TV Inc., a wholly-owned subsidiary of the Company, $9.4 million of non-capital tax losses in exchange for a net cash consideration of $2.1 million. This transaction was recorded at the exchange amount. As a result, CF Cable TV Inc. recorded an income tax asset of $2.9 million and the difference of $0.8 million between the net cash consideration and the income tax asset, was recorded as a deferred credit, included in accounts payable and accrued liabilities, which reduced income tax expenses in 2008 as these tax deductions were used.

On December 18 and 21, 2007, Videotron’s ultimate parent company, Quebecor Inc., transferred to the Company a total of $57.1 million of non-capital tax losses in exchange for net cash consideration of $12.8 million. This transaction was recorded at the exchange amount. As a result, the Company recorded an income tax asset of $17.7 million and the difference of $4.9 million, between the net cash consideration and the income tax asset, was recorded as a deferred credit, included in accounts payable and accrued liabilities, which reduced the income tax expenses in 2008 as these tax deductions were used.

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

C-                                   Interests of Experts and Counsel

Not applicable.

ITEM 8 -  FINANCIAL INFORMATION

A-                                   Consolidated Statements and Other Financial Information

Our consolidated balance sheets as at December 31, 2007 and 2008 and our consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for the years ended December 31, 2006, 2007 and 2008, including the notes thereto and together with the auditors’ report thereon, are presented at Item 17 of this annual report.

B-                                   Legal Proceedings

We are involved from time to time in various claims and lawsuits incidental to the conduct of our business in the ordinary course.

In 2003 and 2004, a number of companies, including Videotron, brought a suit against the Crown in Federal Court, alleging that the Part II license fees annually paid by broadcasters constitute, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). On December 14, 2006, the Federal Court decreed that these fees did indeed constitute taxes and that the CRTC was to cease collection of such fees but concluded that the plaintiff companies would not be entitled to a reimbursement of the amounts already paid. The plaintiffs and the defendant both filed an appeal before the Federal Court of Appeal. On October 1, 2007, the CRTC issued a document stating that it would adhere to the decision rendered and that it would not collect, in 2007 or any subsequent years, the Part II license fees payable on November 30 of each year unless a Superior Court reverses the Federal Court decision. In light of these facts, and as a result of the decision of the Superior Court, Videotron reversed its liability of $11.1 million related to these Part II license fees covering the period from September 1, 2006 to September 30, 2007 in the third quarter of 2007.  Videotron also ceased to record the Part II license fees in subsequent periods.

On April 29, 2008, the Federal Court of Appeal handed down its decision and overturned the December 14, 2006 decision of the Federal Court.  The plaintiff companies disagree with this decision and the request for leave to appeal to the Supreme Court of Canada was accepted on December 18, 2008.  The CRTC publicly stated that it will make no attempt to collect outstanding Part II license fees until the earlier of (a) the judgment of the Federal Court of Appeal is affirmed by the Supreme Court or (b) the matter is settled between the parties. However, by virtue of the Federal Court of Appeal decision that confirms the right of the CRTC to collect Part II license fees to which Videotron is subject, Videotron recorded in 2008 a total liability of $25.6 million related to the Part II license fees. This liability is for the period covering from September 1, 2006 to December 31, 2008.  Videotron continues to accrue for the Part II license fees.

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

C-                                   Dividend Policy and Reductions of Paid-Up Capital

As of December 31, 2008, our issued and outstanding share capital consists of 2,515,277 Class “A” Common Shares, all of which are held by Quebecor Media.  See Note 15 to our audited consolidated financial statements included under “Item 17. Financial Statements” in this annual report.

During the year ended December 31, 2008, we paid aggregate cash dividends of $110,000,000 on our common shares.  In the year ended December 31, 2007, we paid no dividends on our common shares. We currently expect to pay dividends and other distributions on our common shares in the future. The declaration and payment of dividends and other distributions is in the sole discretion of our Board of Directors, and any decision regarding the declaration of dividends and other distributions will be made by our Board of Directors depending on, among other things, our financial resources, the cash flows generated by our business, our capital needs, and other factors considered relevant by our Board of Directors, including the terms of our indebtedness and applicable law.

On several occasions during the years ended December 31, 2008 and 2007, the Company reduced the paid-up capital of its common shares through aggregate cash distributions of $120.0 million in 2008 and $299.6 million in 2007.

D-                                   Significant Changes

Except as otherwise disclosed in this annual report, there has been no other material adverse change in our financial position since December 31, 2008.

ITEM 9 -  THE OFFER AND LISTING

A-                                   Offer and Listing Details

Not applicable.

B-                                   Plan of Distribution

Not applicable.

C-                                   Markets

On April 15, 2008, we issued and sold US$455,000,000 aggregate principal amount of our 9 1/8% Senior Notes due April 15, 2018 in a private placement exempt from the registration requirements of the Securities Act.  In connection with the issuance of these unregistered notes, we agreed to file an exchange offer registration statement with the SEC if these notes are not freely tradeable as of the 366th day after the notes were issued.  In the event that we are so required to register these notes and we fail to satisfy our registration obligations within specified time periods, we will be required to pay additional interest to the holders of the notes under certain circumstances.

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

There can be no assurance as to (1) the liquidity of the market, if any, for our Senior Notes, (2) the ability of the holders of our Senior Notes to sell them or (3) the prices at which any sales may be made. Our Senior Notes are not currently listed on any national securities exchange or quoted on a quotation system. We do not presently intend to apply to list any of our Senior Notes on any national securities exchange or to have them quoted on an automated quotation system.

The record holder of each series of our Senior Notes is Cede & Co., a nominee of The Depository Trust Company.

D-                                   Selling Shareholders

Not applicable.

E-                                     Dilution

Not applicable.

F-                                     Expenses of the Issue

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

A-                                   Share Capital

Not applicable.

B-                                   Memorandum and Articles of Association

The Articles of Amalgamation of Videotron, dated as of July 1, 2006, and the Articles of Amendment of Videotron, dated as of June 30, 2008, have been filed by us as exhibits to this annual report. Videotron’s Articles of Amalgamation, as amended by its Articles of Amendment are referred to as our “Articles”. The following is a summary of certain provisions of our Articles and by-laws:

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

3.                                       The rights, preferences and restrictions attaching to our common shares and our preferred shares (consisting of our Class “A” Common Shares and our authorized classes of preferred shares, comprised or our Class “B” Preferred Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares, Class “F” Preferred Shares, Class “G” Preferred Shares and Class “H” Preferred Shares) are set forth below:

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

Class “H” Preferred Shares

(a)                                  Dividend rights:  The holders of Class “H” Preferred Shares shall be entitled to receive, every year, in such manner and at such time as our Board of Directors may declare, a non-cumulative dividend at the fixed rate of 1% per month, calculated on the redemption price of the Class “H” Preferred Shares, payable in cash, property or through the issuance of fully paid shares of any class of the Company.

(b)                                 Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “H” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)                                  Rights to share in our profits: Except as described in paragraph (a) above (whereby the holders of our Class “H” Preferred Shares are entitled to receive, every year, in such manner and at such time as our Board of Directors may declare, a non-cumulative dividend at the fixed rate of 1% per month), paragraph (d) below (whereby the holders of our Class “H” Preferred Shares are entitled to entitled to repayment of the amount paid for the Class “H” Preferred Shares in the event of our liquidation, winding-up or reorganization) and paragraph (e) below (whereby the holders of our Class “H” Preferred Shares may require us to redeem the Class “H” Preferred Shares at a specified redemption price), None.

(d)                                 Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of our Class “H” Preferred Shares shall be entitled to repayment of the amount paid for the Class “H” Preferred Shares into the subdivision of the issued and paid-up share capital account relating to the Class “H” Preferred Shares.

(e)                                  Redemption provisions: Subject to the provisions of the Companies Act (Québec), we may elect to redeem the Class “H” Preferred Shares at any time at a price equal to the specified redemption price plus an amount equal to any dividends declared thereon but unpaid up to the date of redemption. The specified redemption price is, subject to certain conditions, equal to the aggregate consideration received for such share.

(f)                                    Sinking fund provisions: None.

(g)                                 Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)                                 Provisions discriminating against existing or prospective holders of our Class “H” Preferred Shares as a result of such holder owning a substantial number of our Class “H” Preferred Shares: None.

4.                                       Actions necessary to change the rights of shareholders. Under the Companies Act (Québec), (i) the Articles may only be amended by the affirmative vote of the holders of two-thirds (2/3) of the votes cast by the shareholders at a special meeting called for that purpose and (ii) our by-laws may be amended by our directors and ratified by a majority of the votes cast by the shareholders at a meeting called for such purpose  In addition, pursuant to the Companies Act (Québec), we may not make any amendments to the Articles that affect the rights, conditions, privileges or restrictions attaching to issued shares of any series outstanding, other than an increase in the share capital or the number of our authorized shares, without obtaining the consent of all the shareholders concerned by the amendment, whether or not they are eligible to vote. The consent of the shareholders of any classes outstanding with respect to the matters described in the foregoing requires either (i) the formal authorization given by all the holders of the shares of such class outstanding, or (ii) a resolution adopted by at least three-quarters (3/4) of the votes cast holders of the shares of such class voting on this resolution at a special general meeting held by order and under the supervision of a judge of the Superior Court of Québec.

5.                                       Shareholder Meetings.  Our by-laws provide that the annual meeting of our shareholders shall be held at such place, on such date and at such time as our Board of Directors may determine from time to time. Annual meetings of our shareholders may be called at any time by order of our Board of Directors, our Chairman of the Board or, provided they are members of our Board of Directors, the president or any vice-president of our company. Special general meetings of our shareholders shall be held at such place, on such date and at such time as our Board of Directors may determine from time to time or at any place where all our shareholders entitled to vote are present in person or represented by proxy or at such other place as all our shareholders shall approve in writing. Special general meetings of our shareholders may be called at any time by order of our Board of Directors, our Chairman of the Board or, provided they are members of our Board of Directors, the president or any vice-president of our company.

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

6.                                       Limitations on right to own securities. There is no limitation imposed by Canadian law or by the Articles or our other constituent documents on the right of nonresidents or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada) and the Radiocommunication Act. The Investment Canada Act (Canada) requires “non-Canadian” (as defined in the Investment Canada Act (Canada)) individuals, governments, corporations and other entities who wish to acquire control of a “Canadian business” (as defined in the Investment Canada Act (Canada)) to file either an application for review (when certain asset value thresholds are met) or a post closing notification with the Director of Investments appointed under the Investment Canada Act (Canada), unless a specific exemption applies. The Investment Canada Act (Canada) requires that, when an acquisition of control of a Canadian business by a “non-Canadian” is subject to review, it must be approved by the Minister responsible for the Investment Canada Act (Canada) on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act (Canada). Radio licenses may be issued under the Radiocommunication Act to radiocommunication service providers (“Service Providers”) that meet the eligibility criteria of Canadian ownership and control set forth in the Canadian Telecommunications Common Carrier Ownership and Control Regulations  (the “CTCCOCR”).  Under the CTCCOCR, the Service Provider may refuse to accept any subscription for or register the transfer of any of its voting shares unless it receives a declaration that such subscription or transfer would not result in the percentage of the total voting shares of the Service Provider that are beneficially owned and controlled by non-Canadians exceeding 33 1/3%.

7.                                       Provisions that could have the effect of delaying, deferring or preventing a change of control: The Articles provide that our directors shall refuse to issue (including on the occasion or because of a conversion of shares or in shares), and to allow a transfer of, any share of our capital stock if this issuance or transfer would, in the opinion of our directors, affect our eligibility or of any other company or partnership in which we have or may have an interest, to obtain, preserve or renew a license or authorization required for the operation or continuation of its broadcasting company (as defined in the Broadcasting Act (Canada), as amended) (or any part thereof) or of any other activity necessary for the continuation of our company. See “Item 4. Information on the Company — Regulation — Ownership and Control of Canadian Broadcast Undertakings”.

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

(b)                                 Indenture relating to US$175,000,000 of our 6 3/8% Senior Notes due December 15, 2015, dated as of September 16, 2005, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On September 16, 2005, we issued US$175,000,000 aggregate principal amount of our 6 3/8% Senior Notes due December 15, 2015, pursuant to an Indenture, dated as of September 16, 2005, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.  These notes are unsecured and are due on December 15, 2015.  Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2005. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default.  If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(c)                                  Indenture relating to US$455,000,000 of our 9 1/8% Senior Notes due April 15, 2018, dated as of April 15, 2008, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 15, 2008, we issued US$455,000,000 aggregate principal amount of our 9 1/8% Senior Notes due April 15, 2018, pursuant to an Indenture, dated as of April 15, 2018, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.  These notes are unsecured and are due on April 15, 2018.  Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2008. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default.  If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(d)                                 Amended and Restated Credit Agreement, as amended as of April 7, 2008, by and among Videotron, as borrower, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent.

On April 7, 2008, Videotron amended its senior secured credit facilities to increase commitments under the facility from $450.0 million to $575.0 million and extend the maturity date to April 2012.  Pursuant to these amendments, Videotron may, subject to certain conditions, increase the commitments under the senior secured credit facilities by an additional $75.0 million (for aggregate commitments of $650.0 million) subject to approval by existing lenders providing such commitments or by adding new lenders.  The proceeds of our senior secured credit facilities are to be used for general corporate purposes, including, without limitation, for distributions to our shareholder in certain circumstances.

Borrowings under our senior secured credit facilities bear interest at the Canadian prime rate, the bankers’ acceptance rate or LIBOR, plus, in each case an applicable margin. Borrowings under our senior secured credit facilities are repayable in full in April 2012.

Borrowings under senior secured credit facilities and under eligible derivative instruments are secured by a first-ranking hypothec or security interest (subject to certain permitted encumbrances) on all of our current and future assets, as well as those of the guarantors party thereto, including most but not all of our subsidiaries (the “Vidéotron Group”), guarantees of all the members of the Videotron Group, pledges of the shares of Videotron and the members of the Vidéotron Group, and other security.

Our senior secured credit facilities contain customary covenants that restrict and limit the ability of Videotron and the members of the Vidéotron Group to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, our senior secured credit facilities contain customary financial covenants and customary events of default, including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to us and the members of the Videotron group, and the occurrence of a change of control.

(e)                                  Back-to-back transaction agreement, effective as of January 3, 2007, by and between Quebecor Media and Videotron (partly redeemed on December 23, 2008).

On January 3, 2007, we entered in a back-to-back transaction by contracting a subordinated loan of $1.0 billion from Quebecor Media and used the entire proceeds of this borrowing to purchase 1,000,000

Preferred Shares, Series B of 9101-0835 Québec inc., a subsidiary of Quebecor Media. The subordinated loan bears interest at a rate of 10.5%, payable semi-annually, and matures on January 3, 2022. The Preferred Shares, Series B carry the right to receive a cumulative annual dividend of 10.85% payable semi-annually. On December 23, 2008, 9101-0835 Québec Inc. redeemed 525,000 preferred shares, Series B, for a total cash consideration of $525.5 million, including cumulative dividends of $0.5 million. On the same day, the Company used the total proceeds of $525.0 million to repay a part of its subordinated loan contracted from Quebecor Media on January 3, 2007.  See also Note 9 to our consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

(f)                                    Back-to-back transaction agreement, effective as of May 31, 2007, by and between Quebecor Media and Videotron.

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

(g)                                 Back-to-back transaction agreement, effective as of May 31, 2007, by and between Quebecor Media and CF Cable TV Inc., a wholly-owned subsidiary of Vidéotron.

On May 31, 2007, CF Cable TV inc., a wholly-owned subsidiary of the Company, entered into back-to-back transaction by contracting a subordinated loan of $125.0 million from Quebecor Média Inc. and invested the $125 million into 125,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Média Inc. The subordinated loan bears interest at a rate of 10.5% payable every six months on June 20 and December 20, and matures on May 31, 2022. The preferred shares carry the right to receive a cumulative annual dividend of 10.85%, payable semi-annually. See also Note 6 to our consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

(h)                                 Back-to-back transaction agreement, effective as of January 4, 2008, by and between Quebecor Media and Vidéotron.

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

(i)                                     Back-to-back transaction agreement, effective as of January 4, 2008, by and between Quebecor Media and CF Cable TV Inc., a wholly-owned subsidiary of Videotron.

On January 4, 2008, CF Cable TV inc., a wholly-owned subsidiary of Videotron, contracted a subordinated loan of $170.0 million from Quebecor Media, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, CF Cable TV Inc. invested the total proceeds of $170.0 million into 170,000 preferred shares, Series B, of 9101-0835 Québec inc., a subsidiary of Quebecor Media.  These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually. See also Note 9 to our consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

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

There is no limitation imposed by Canadian law or by the Articles or our other charter documents on the right of a non-resident to hold our voting shares, other than as provided by the Investment Canada Act, as amended (the “Act”), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA. In addition, there are regulations related to the ownership and control of Canadian broadcast undertakings. See “Item 4. Information on the Company — Regulation”.

E-                                     Taxation

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of (i) our 6 3/8% Senior Notes due 2015 (our “6 3/8% Senior Notes”) and (ii) our 6 7/8% Senior Notes due 2014 (our “6 7/8% Senior Notes” and, together with our 6 3/8% Senior Notes, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. Our 6 7/8% Senior Notes were issued in two issuances, on October 8, 2003 (the “first 6 7/8% Senior Notes issuance”) and November 19, 2004 (the “second 6 7/8% Senior Notes issuance”), under the same indenture.  This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

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

The summary also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to U.S. Holders.  In addition, this discussion is limited to U.S. Holders that acquired notes pursuant to the respective exchange offers that we filed with the Securities and Exchange Commission on January 8, 2004 (in respect of the first 6 7/8% Senior Notes issuance), on January 18, 2005 (in respect of the second 6 7/8% Senior Notes issuance), and on December 16, 2005 (in respect of our 6 3/8% Senior Notes).  Moreover, the discussion is limited to U.S. Holders who acquire and hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, this summary assumes that the notes are properly characterized as debt that is not contingent debt for U.S. federal income tax purposes.

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

Interest on the Notes

Payments of stated interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Interest on the notes will constitute income from sources outside the United States and generally, with certain exceptions, for taxable years beginning after December 31, 2006, will be “passive category income” which is treated separately from other income for purposes of computing the foreign tax credit allowable to a U.S. Holder under the federal income tax laws. Due to the complexity of the foreign tax credit rules, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that may be claimed as a credit.

In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the notes or may make payments or redeem the notes in advance of the expected maturity of the notes. According to U.S. Treasury regulations, the possibility that any such payments or redemptions will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe the likelihood that we will make any such payments is remote. Therefore, we do not intend to treat the potential payments or redemptions pursuant to the provisions related to changes in Canadian laws or regulations applicable to tax-related withholdings or deductions, the registration rights provisions, or the other redemption and repurchase provisions as part of the yield to maturity of the notes or as affecting the tax treatment of the notes. Our determination that these contingencies are remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on its notes in excess of stated interest and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If we pay additional amounts on the notes, U.S. Holders will be required to recognize such amounts as income.

In the issuance of our 6 3/8% Senior Notes and in the first 6 7/8% Senior Notes issuance, the notes were issued with a de minimis amount of original issue discount (“OID”).  OID is the excess, if any, of a note’s “stated redemption price at maturity” over its “issue price”.  A note’s stated redemption price at maturity is the sum of all payments provided by the note other than payments of qualified stated interest (i.e., stated interest that is unconditionally payable in cash or other property (other than debt of the issuer)).  The “issue price” is the first price at which a substantial amount of the notes in the issuance that includes the notes is sold (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, agents or wholesalers).  The amount of original issue discount with respect to a note will be treated as zero if it is less than an amount equal to 0.0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity (or weighted average maturity, as applicable) (“de minimis OID”).  Generally, any de minimis OID must be included in income as principal payments are received on the securities in the proportion that each such payment bears to the original principal balance of the security. The treatment of the resulting gain is subject to the general rules discussed under “—Sale, Exchange or Retirement of a Note” below.

Market Discount and Bond Premium

If a U.S. Holder purchases notes for an amount less than their stated redemption price at maturity, the difference is treated as market discount.  Subject to a de minimis exception, gain realized on the maturity, sale, exchange or retirement of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including in the case of a note exchanged for a registered note pursuant to the registration offer, any market discount accrued on the related outstanding note).  A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method.  In that case, a U.S. Holder’s tax basis in its notes will increase by such income inclusions.  An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by the U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without the consent of the IRS.  If a U.S. Holder does not make such an election, in general, all or a portion of such holder’s interest expense on any indebtedness incurred or continued in order to purchase or carry notes may be deferred until the maturity of the notes, or certain earlier dispositions.  Unless a U.S. Holder elects to accrue market discount under a constant yield method, any market discount will accrue ratably during the period from the date of acquisition of the related outstanding note to its maturity date.

If a U.S. Holder purchases notes for an amount greater than the sum of all amounts (other than qualified stated interest) payable with respect to the notes after the date of acquisition, such holder will have purchased such notes with amortizable bond premium.  A U.S. Holder generally may elect to amortize that premium from the purchase date to the maturity date of the notes under a constant yield method.  Amortizable premium generally may be deducted against interest income on such notes and generally may not be deducted against other income.  A U.S. Holder’s basis in a note will be reduced by any premium amortization deductions.  An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by a U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without IRS consent.  The notes in the second 6 7/8% Senior Notes issuance were issued with amortizable bond premium.

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

Sale, Exchange or Retirement of a Note

A U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than in a tax-free transaction), redemption, retirement or other taxable disposition of a note, equal to the difference, if any, between:

•                                        the amount of cash and the fair market value of any property received (less any portion allocable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary interest income); and

•                                        the U.S. Holder’s adjusted tax basis in the note.

Any such gain or loss generally will be capital gain or loss (except as described under “—Market Discount and Bond Premium” above) and generally will be long-term capital gain or loss if the note has been held or deemed held for more than one year at the time of the disposition. Long-term capital gains of noncorporate U.S. Holders, including individuals, may be taxed at lower rates than items of ordinary income. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. Any capital gain or loss recognized by a U.S. Holder on the sale or other disposition of a note generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States. U.S. Holders should consult their own tax advisors regarding the source of gain attributable to market discount. Any loss attributable to accrued but unpaid interest will be allocated against income of the same category and source as the interest on the notes unless certain exceptions apply. A U.S. Holder’s adjusted tax basis in a note will generally equal the U.S. Holder’s cost therefor, increased by the amount of market discount, if any, previously included in income in respect of the note and decreased (but not below zero) by the amount of principal payments received by such U.S. Holder in respect of the note, any amounts treated as a return of pre-issuance accrued interest and the amount of amortized bond premium, if any, previously taken into account with respect to the note.

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

•                                        furnishes an incorrect TIN;

•                                        is notified by the IRS that it has failed to report properly interest or dividends; or

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

We will report to U.S. Holders and to the IRS the amount of any “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to these payments.

Canadian Material Federal Income Tax Considerations for Residents of the United States

The following summary fairly describes the main Canadian federal income tax consequences applicable to you if you invested, as initial purchaser or through a subsequent investment, in any of our 6 7/8% Senior Notes due January 15, 2014 or 6 3/8% Senior Notes due December 15, 2015 (which we refer to, collectively, as the “notes”), and you hold such notes as capital property for purposes of the Income Tax Act (Canada), which we refer to as the Act. Generally, a note will be considered to be capital property to a holder provided the holder does not hold the note in the course of carrying on a business and has not acquired the note in one or more transactions considered to be an adventure or concerns in the nature of trade. This summary is based on the Canada-United States Income Tax Convention (1980), as amended, or the Convention, the relevant provisions of the Act and the Regulations thereunder, or the Regulations, as in force on the date hereof, and counsel’s understanding of the administrative practices of the Canada Revenue Agency. It assumes that the specific proposals to amend the Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date of this annual report are enacted in their present form, but the Act or the Regulations may not be amended as proposed or at all. This summary does not address provincial, territorial or foreign income tax considerations. Changes in the law or administrative practices or future court decisions may affect your tax treatment.

The following commentary is generally applicable to a holder who, at all times for purposes of the Act, deals at arm’s length with us and is neither an insurer who carries on an insurance business in Canada nor an authorized foreign bank and who, at all times for the purposes of the Convention and the Act, is a resident of the United States, is not and is not deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold the notes in the course of carrying on a business in Canada, who we refer to as a U.S. Holder.

Interest Payments

A U.S. Holder will not be subject to tax (including withholding tax) under the Act on interest, principal or premium on the notes.

Dispositions

Gains realized on the disposition or deemed disposition of notes by a U.S. Holder will not be subject to tax under the Act.

The preceding discussions of federal income tax consequences is for general information only and is not legal or tax advice. Accordingly, you should consult your own tax advisor as to particular tax consequences of purchasing, holding, and disposing of the notes, including the applicability and effect of any state, provincial, territorial, local or foreign tax laws, and of any proposed changes in applicable laws.

F-                                     Dividends and Paying Agents

Not applicable.

G-                                   Statement By Experts

Not applicable.

H-                                   Documents on Display

We file periodic reports and other information with the SEC. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or obtain copies of this information by mail from the public reference room at the prescribed rates.  You may call the SEC at 1-800-SEC-0330 for further information on the SEC’s Public Reference Room.  The SEC also maintains an Internet website that contains reports and other information about issuers like us who file electronically with the SEC. The URL of that website is http://www.sec.gov. Any documents referred to in this annual report may also be inspected at our offices at 612 St. Jacques Street, Montréal, Québec, Canada, H3C 4M8.

I-                                        Subsidiary Information

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Videotron’s financial risk management policies have been established to identify and analyze the risks faced by Videotron, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.  Risk management policies are reviewed regularly to reflect changes in market conditions and Videotron’s activities.

From its use of financial instruments, Videotron is exposed to credit risk, liquidity risk, and market risks relating to foreign exchange fluctuations, interest rate fluctuations and equity prices.  In order to manage its foreign exchange and interest rate risks, Videotron and its subsidiaries use derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventory and other capital expenditures denominated in a foreign currency.  Videotron does not intend to settle its financial derivative instruments prior to their maturity as none of these instruments are held or issued for speculative purposes.  Videotron designates its derivative financial instruments either as fair value hedges or cash flow hedges when they quality for hedge accounting.

These instruments are used solely to manage the financial risks associated with our obligations and are not used for trading or speculation purposes.

Foreign Currency Risk

Most of our revenues and expenses, other than interest and principal payments on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, including those related to the buildout of our wireless network, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt must be paid in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on 100% of our U.S. dollar-denominated debt obligations outstanding as of December 31, 2008 and to hedge our exposure on certain purchases of set-top boxes, cable modems and capital expenditures.

Foreign exchange forward contracts:

Currencies (sold/bought)	Maturing	Weighted Average Exchange Rate	Notional Amount (in millions of dollars)

$ / US$	Less than 1 year	1.0865	$75.5

Interest Rate Risk

Our senior secured credit facilities bear interest at floating rates based on the following reference rates: (i) bankers’ acceptances rate (BA), (ii) London Interbank Offered Rate (LIBOR) and (iii) bank prime rate (Prime). Our 9 1/8% Senior Notes due 2018, our 6 3/8% Senior Notes due 2015 and our 6 7/8% Senior Notes due 2014 bear interest at fixed rates. We have entered into various interest rate and cross-currency interest rate swap agreements in order to manage our cash flow and fair value risk exposure to changes in interest rates.

Cross-Currency Interest Rate Swaps

	Period covered	Notional amount (in millions of dollars)		Annual effective interest rateusing hedged rate	Annual nominal interest rate of debt	CDN dollar exchange rate on interest and capital payments per one U.S. dollar

Senior Notes	2004 to 2014	US$	190.0	Bankers’ acceptance 3 months plus 2.80%	6.875%	1.2000

Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950
Senior Notes	2003 to 2014	US$	200.0	Bankers’ acceptance 3 months plus 2.73%	6.875%	1.3425

Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425
Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781
Senior Notes	2008 to 2018	US$	455.0	9.65%	9.125%	1.0210

Credit Risk

Credit risk is the risk of financial loss to Videotron if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer.  As of December 31, 2008, no customer balance represented a significant portion of Videotron’s consolidated trade receivables.  Videotron establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends.  The allowance for doubtful accounts amounted to $16.0 million as of December 31, 2008 ($11.7 million as of December 31, 2007).  As of December 31, 2008, 8.9% of trade receivables were 90 days past their billing date (7.0% as of December 31, 2007).

Videotron believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand.  Videotron does not believe that it is exposed to an unusual level of customer credit risk.

From the use of derivative financial instruments, Videotron is exposed to the risk of non-performance by a third party.  When Videotron enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with Videotron’s credit risk management policy and are subject to concentration limits.  Given the high minimum credit ratings required under Videotron’s policy, Videotron does not foresee any failure by counterparties to meet their obligations.

Fair Value of Financial Instruments

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges to external or related parties (classified as other liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand.

The carrying values and fair value of long-term debt and derivative financial instruments as of December 31, 2008 and 2007 are as follows:

	December 31, 2008		December 31, 2007
	Carrying value	Fair value	Carrying value	Fair value

Long-term debt (1)	$(1,766,668)	$(1,577,000)	$(973,355)	$(938,158)
Cross-currency interest rate swaps	69,486	69,486	(241,320)	(241,320)
Foreign exchange forward contracts	9,013	9,013	(4,236)	(4,236)

(1)                        The carrying value of long-term debt excludes adjustments to record changes in fair value of long-term debt related to hedges interest risk, the embedded derivatives and the financing fees.

The fair value of long-term debt is estimated based on discounted cash flows using year-end market yields or market value of similar instruments with the same maturity, or quoted market prices when available.  The majority of derivative financial instruments (e.g. cross currency interest rate swaps) are traded over the counter and, as such, there are no quoted prices.  The fair value of derivative financial instruments is therefore estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets, such as period-end swap rates and foreign exchange rates.  An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of fair value of the derivative instruments by applying a credit default premium to a net exposure by the counterparty or by Videotron.  The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs and assumptions, including volatility and discount factors.

Due to the judgment used in applying a wide range of acceptable techniques and estimates in calculating fair value amounts, fair values are not necessarily comparable among financial institutions or other market participants and may not be realized in an actual sale or immediate settlement of the instrument.

Material Limitations

Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Principal Repayments

As at December 31, 2008, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

Year ending December 31,	(in thousands of dollars)
2009	$—
2010	$—
2011	$—
2012	$207.7
2013	$—
2014 and thereafter	$1,559.0

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights Of Security Holders

There have been no material modifications to the rights of security holders.

Use of Proceeds

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

As at the end of the period covered by this report, Videotron’s President and Chief Executive Officer and Videotron’s Vice President, Finance and Chief Financial Officer, together with members of Videotron’s senior management, have carried out an evaluation of the effectiveness of Videotron’s disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, Videotron’s President and Chief Executive Officer and Videotron’s Vice President, Finance and Chief Financial Officer, concluded that Videotron’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that Videotron files or submits under the Exchange Act is accumulated and communicated to management, including the company’s principal executive and principal financial officer, to allow timely decisions regarding disclosure.

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

Videotron’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Videotron’s internal control over financial reporting was effective as of December 31, 2008.

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

ITEM 16 -  [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” (as defined in Item 16A of Form 20-F) serving on our Audit Committee.  Our Board of Directors has determined that Mr. La Couture is an “independent” director, as defined under SEC rules.

ITEM 16B - CODE OF ETHICS

We have a code of ethics (as defined in Item 16B of Form 20-F) that applies to all directors, officers and employees of Videotron, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions.  In 2008 we adopted a restated Code of Ethics which effects a general update of the Code of Ethics that we originally adopted in 2003, as well as a new section specifically setting forth our commitment to respect for the environment and compliance with environmental laws and regulations.  We have filed a copy of our new Code of Ethics as an exhibit to this annual report on Form 20-F.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent public accountant for the fiscal year ended December 31, 2008.  Prior to this year, KPMG LLP served as our independent public accountant, including for the fiscal years ended December 31, 2007 and December 31, 2006.  The audited financial statements for each of the fiscal years in the three-year period ended December 31, 2008 are included in this annual report on Form 20-F.

The Audit Committee establishes the independent auditors’ compensation. In November 2008, the Audit Committee reviewed its policy relating to the pre-approval of services to be rendered by its independent auditors.  The Audit Committee pre-approved all audit services, determined which non-audit services the independent auditors are prohibited from providing, and authorized permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law.  For each of the years ended December 31, 2007 and 2008, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditor, Ernst & Young LLP, for the year ended December 31, 2008, and the aggregate fees billed for professional services and other services rendered by our former independent auditor, KPMG LLP, for the year ended December 31, 2007 and for a portion of the year ended December 31, 2008.

	2008(1)	2008(2)	2007

Audit Fees(3)	$477,941	$67,200	$590,300
Audit-related Fees(4)	19,048	200,452	56,600
All Other Fees(5)	—	3,300	327,400
Total	$496,989	$270,952	$974,300

(1)        Fees of Ernst & Young LLP.

(2)        Fees of KPMG LLP.

(3)        Audit Fees consist of fees approved for the annual audit of the Company’s consolidated financial statements and quarterly reviews of interim financial statements of the Company with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues.

(4)        Audit-Related Fees include fees for the audits of our employee pension plans, the review of one subsidiary’s financial statements and various reports to statutory authorities and fees related to the Offering Memorandum issued in April 2008.

(5)        All Other Fees include fees billed for assistance with respect to internal controls over financial reporting and disclosure controls and procedures and US tax compliance.

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F - CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 9, 2008, Videotron announced its decision to appoint Ernst & Young LLP as its auditors, and the dismissal of KPMG LLP, effective as of the 2008 financial year.  Ernst & Young LLP has audited Videotron’s financial statements for the year ended December 31, 2008.  The decision to change auditors was approved by the Audit Committee of the Board of Directors of Videotron on May 5, 2008.  This change in auditors was effected simultaneously with a corresponding change in auditors at Quebecor Media and at Quebecor Inc.

KPMG LLP’s reports on the financial statements of Videotron for the fiscal years ended December 31, 2007 and 2006 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that KPMG’s report for the fiscal year ended December 31, 2007 contained the following explanatory paragraphs:

“Also, as discussed in note 1 b) to the consolidated financial statements, effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants’ new accounting standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles (“US GAAP”). Information relating to the nature and effect of such differences is presented in note 20 to the consolidated financial statements. Also, as discussed in note 20 to the consolidated financial statements, in 2007 the Company changed in its US GAAP reconciliation its method of accounting for uncertainty in income taxes.”

and except that KPMG LLP’s report for the fiscal year ended December 31, 2006 contained the following explanatory paragraph:

“Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 24 to the financial statements. Also, as discussed in note 24 to the consolidated financial statements, in 2006 the Company changed in its US GAAP reconciliation (i) its method of accounting for share-based payment; and (ii) its method of accounting for pensions and other postretirement benefits plans. As described in note 24, the Company has restated its US GAAP reconciliation from that previously issued.”

For Videotron’s fiscal years ended December 31, 2007 and 2006 and any subsequent interim period through June 9, 2008, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused it to make reference to the subject matter of such disagreements in connection with their reports on the financial statements for such years.

During Videotron’s two most recent fiscal years ended December 31, 2007 and 2006 and any subsequent interim period prior to June 9, 2008, neither Videotron nor anyone acting on its behalf, consulted with Ernst & Young LLP regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that would have been rendered on Videotron’s consolidated financial statements and either a written report was provided to Videotron or oral advice was provided that Ernst & Young LLP concluded was an important factor considered by Videotron in reaching a decision as to the accounting, auditing or financial reporting issue, or (b) any matter that was either the subject of a disagreement (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with the former auditors or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).

On February 23, 2009, Videotron provided KPMG LLP and Ernst & Young LLP with a copy of the foregoing disclosures.  Videotron requested that KPMG LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree.  Videotron has received the requested letter from KPMG LLP, and a copy of KPMG LLP’s letter is filed as Exhibit 99.1 to this annual report.  Videotron requested that Ernst & Young LLP review the foregoing disclosures and offered Ernst & Young LLP the opportunity to furnish Videotron with a letter addressed to the Securities and Exchange Commission containing any new information, clarification of Videotron’s expression of its views or the respects in which it does not agree with the statements by Videotron in response to this Item 16F.  Ernst & Young LLP had no disagreement with the disclosures and consequently declined the opportunity to furnish Videotron with such a letter.

ITEM 16G - CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

Our consolidated balance sheets as at December 31, 2008 and 2007 and our consolidated statements of income, shareholder’s equity, comprehensive income and cash flows for the years ended December 31, 2008, 2007 and 2006, including the notes thereto and together with the auditors’ reports thereon, are included beginning on page F-1 of this annual report.

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

ITEM 19 - EXHIBITS

A-                                   EXHIBITS

The following documents are filed as exhibits to this Form 20-F:

1.1

Articles of Amalgamation of Videotron Ltd. as of July 1, 2006 (translation) (incorporated by reference to Exhibit 1.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007).

1.2	Certificate and Articles of Amendment of Videotron as of June 30, 2008.

1.3	Certificate and Articles of Amendment of Videotron as of December 12, 2008.

1.4

By-laws of Videotron Ltd. as of July 1, 2006 (incorporated by reference to Exhibit 1.2 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007).

1.5	Certificate and Articles of Amalgamation of Le SuperClub Vidéotron ltée as of December 28, 2008 (translation).

1.6

By-laws of Le SuperClub Vidéotron ltée (incorporated by reference to Exhibit 3.8 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

1.7

Articles of Amalgamation of CF Cable TV Inc. (translation) (incorporated by reference to Exhibit 1.13 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, dated March 21, 2006).

1.8	By-laws of CF Cable TV Inc. (incorporated by reference to Exhibit 1.14 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, dated March 21, 2006).

1.9	Certificate of Incorporation of Videotron US Inc. as of September 20, 2007.

1.10	Amended and Restated Certificate of Incorporation of Videotron US Inc. as of October 1, 2008.

1.11	By-laws of Videotron US Inc.

1.12	Articles of Incorporation of 9193-2962 Québec inc. as of February 28, 2008 (translation).

1.13	By-laws of 9193-2962 Québec inc. (translation).

2.1	Form of 6 7/8 % Senior Notes due January 15, 2014 of Videotron Ltd. (included as Exhibit A to Exhibit 2.3 below).

2.2	Form of Notation of Guarantee by the subsidiary guarantors of the 6 7/8 % Senior Notes due January 15, 2014 of Videotron Ltd. (included as Exhibit E to Exhibit 2.3 below).

2.3

Indenture, dated as of October 8, 2003, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank Minnesota, N.A. (now named Wells Fargo Bank, National Association), as trustee (incorporated by reference to Exhibit 4.3 to Videotron Ltd.’s Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697).

2.4

Supplemental Indenture, dated as of July 12, 2004, by and among Videotron Ltd., SuperClub Vidéotron Canada inc., Les Propriétés SuperClub inc. and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 4.4 to Videotron Ltd.’s Registration Statement on Form F-4 dated December 6, 2004, Registration Statement No. 333-121032).

2.5

Supplemental Indenture, dated as of April 15, 2008, by and among Videotron Ltd., Videotron US Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003.

2.6

Supplemental Indenture, dated as of September 23, 2008, by and among Videotron Ltd., 9193-2962 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003.

2.7	Form of 6 3/8% Senior Notes due December 15, 2015 of Vidéotron Ltd. (included as Exhibit A to Exhibit 2.9 below).

2.8	Form of Notation of Guarantee by the subsidiary guarantors of the 6 3/8% Senior Notes due December 15, 2015 of Vidéotron ltée (included as Exhibit E to Exhibit 2.9 below).

2.9

Indenture, dated as of September 16, 2005, by and among Videotron ltée, the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to Videotron Ltd.’s Registration Statement on Form F-4 dated October 14, 2005, Registration Statement No. 333-128998).

2.10

Supplemental Indenture, dated as of April 15, 2008, by and among Videotron Ltd., Videotron US Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005.

2.11

Supplemental Indenture, dated as of September 23, 2008, by and among Videotron Ltd., 9193-2962 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005.

2.12	Form of 9 1/8 % Senior Notes due April 15, 2018 of Vidéotron Ltd. (included as Exhibit A to Exhibit 2.14 below).

2.13	Form of Notation of Guarantee of the subsidiary guarantors of the 9 1/8% Senior Notes due April 15, 2018 of Vidéotron ltée (included as Exhibit E to Exhibit 2.14 below).

2.14	Indenture, dated as of April 15, 2008, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee.

2.15

Supplemental Indenture, dated as of September 23, 2008, by and among Videotron Ltd., 9193-2962 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008.

4.1

Form of Amended and Restated Credit Agreement (the “Credit Agreement”) entered into as of November 28, 2000, (as amended by a First Amending Agreement dated as of January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003, a Seventh Amending Agreement dated as of November 19, 2004, an Eighth Amending Agreement dated as of March 6, 2008 and a Ninth Amending Agreement dated as of April 7, 2008) entered into as of November 28, 2000, as amended as of April 7, 2008, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto.

4.2

Ninth Amending Agreement, dated as of April 7, 2008, to the Credit Agreement, dated as of November 28, 2000, as amended by the First Amending Agreement, dated as of January 5, 2001, a Second Amending Agreement, dated as of June 29, 2001, a Third Amending Agreement, dated as of December 12, 2001, a Fourth Amending Agreement, dated as of December 23, 2002, a Fifth Amending Agreement, dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003, a Seventh Amending Agreement dated as of November 19, 2004 and an Eighth Amending Agreement dated as of March 6, 2008, among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub-Vidéotron ltée, Groupe de Divertissement SuperClub inc., CF Cable TV Inc., Les Propriétés SuperClub inc. and SuperClub Vidéotron Canada inc., as guarantors, and by Quebecor Media Inc.

4.3

Eighth Amending Agreement, dated as of March 6, 2008, to the Credit Agreement, dated as of November 28, 2000, as amended by the First Amending Agreement, dated as of January 5, 2001, a Second Amending Agreement, dated as of June 29, 2001, a Third Amending Agreement, dated as of December 12, 2001, a Fourth Amending Agreement, dated as of December 23, 2002, a Fifth Amending Agreement, dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003 and a Seventh Amending Agreement, dated as of November 19, 2004 among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub-Vidéotron ltée, Groupe de Divertissement SuperClub inc., CF Cable TV Inc., Les Propriétés SuperClub inc. and SuperClub Vidéotron Canada inc., as guarantors, and by Quebecor Media Inc.

4.4

Seventh Amending Agreement, dated as of November 19, 2004, to the Credit Agreement, dated as of November 28, 2000, as amended by the First Amending Agreement, dated as of January 5, 2001, a Second Amending Agreement, dated as of June 29, 2001, a Third Amending Agreement, dated as of December 12, 2001, a Fourth Amending Agreement, dated as of December 23, 2002, a Fifth Amending Agreement, dated as of March 24, 2003 and a Sixth Amending Agreement dated as of October 8, 2003 among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron ltée, Groupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc. Videotron Regional Ltd., 9139-3256 Québec inc., Videotron TVN inc., Les Propriétés SuperClub inc. and SuperClub Vidéotron Canada inc., as guarantors (the “Guarantors”), and by Quebecor Media Inc. (incorporated by reference to Exhibit 10.2 to Videotron Ltd.’s Registration Statement on Form F-4 dated December 6, 2004, Registration Statement No. 333-121032).

4.5

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

4.7

Management Services Agreement, effective as of January 1, 2002, between Quebecor Media Inc. and Videotron Ltd. (incorporated by reference to Exhibit 10.5 to Videotron Ltd.’s Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697).

4.8

Lease Agreement, dated November 24, 1993, between Le Groupe Vidéotron ltée and National Bank of Canada for the property located at 300 Viger Street East, Montréal, Province of Québec, Canada, together with a summary thereof in the English language (incorporated by reference to Exhibit 10.3 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.9

Form of Share Pledge of the shares of Vidéotron ltée and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 10.5 to Quebecor Media Inc.’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.10	Subordinated Loan Agreement, dated January 3, 2007, between Quebecor Media Inc. and Videotron Ltd.

4.11	Subordinated Loan Agreement, dated May 31, 2007, between Quebecor Media Inc. and Videotron Ltd.

4.12	Subordinated Loan Agreement, dated May 31, 2007, between Quebecor Media Inc. and CF Cable TV Inc.

4.13	Subordinated Loan Agreement, dated January 4, 2008, between Quebecor Media Inc. and Videotron Ltd.

4.14	Subordinated Loan Agreement, dated January 4, 2008, between Quebecor Media Inc. and CF Cable TV Inc.

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Videotron Ltd.

11.1	Code of Ethics.

12.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2

Certification of Marie-Josée Marsan, Vice President, Finance and Chief Financial Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of Marie-Josée Marsan, Vice President, Finance and Chief Financial Officer of Videotron Ltd. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Letter from KPMG LLP

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIDEOTRON LTD.

By:
/s/ Marie-Josée Marsan
	Name:	Marie-Josée Marsan
	Title:	Vice President, Finance and Chief Financial Officer

Dated: March 6, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND TO THE SHAREHOLDER OF VIDEOTRON LTD.

We have audited the accompanying consolidated balance sheet of Videotron Ltd. as of December 31, 2008 and the related consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Videotron Ltd. for the years ended December 31, 2007 and 2006, were audited by other auditors whose report dated February 29, 2008, expressed an unqualified opinion on those statements and included an explanatory paragraph that effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants’ new accounting standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Videotron Ltd. as of December 31, 2008, and the consolidated results of their operations and their cash flows for the year ended December 31, 2008, in conformity with Canadian generally accepted accounting principles.

/s/ ERNST & YOUNG LLP(1)
Chartered Accountants
Montreal, Canada
February 11, 2009 except as to note 25(a), which is as of
February 26, 2009

(1) CA auditor permit no. 19483

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND TO THE SHAREHOLDER OF VIDEOTRON LTD.

We have audited the accompanying consolidated balance sheet of Videotron Ltd. and its subsidiaries as of December 31, 2007 and the related consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for each of the years in the two-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Videotron Ltd. and its subsidiaries as of December 31, 2007 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles. Also, as discussed in note 1 h) to the consolidated financial statements, effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants’ new accounting standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles (“US GAAP”). Information relating to the nature and effect of such differences is presented in note 24 to the consolidated financial statements. Also, as discussed in note 24 to the consolidated financial statements, in 2007 the Company changed in its US GAAP reconciliation its method of accounting for uncertainty in income taxes.

/s/ KPMG LLP
Chartered Accountants
Montréal, Canada
February 29, 2008

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2008, 2007 and 2006

(in thousands of Canadian dollars)

	2008	2007	2006
Operating revenues:
Cable television	$809,891	$735,832	$677,273
Internet	499,627	422,448	345,075
Telephony	286,063	195,477	107,357
Wireless telephony	31,630	17,717	1,208
Business solution	63,592	70,189	74,352
Video stores	57,015	59,956	55,585
Other	56,388	50,987	48,745
	1,804,206	1,552,606	1,309,595
Direct costs and operating expenses	1,007,050	909,923	796,887
Amortization	214,281	206,083	185,115
Financial expenses (note 2)	90,924	76,147	81,779
Loss (gain) on valuation and translation of financial instruments (note 3)	24,673	(9,095)	(2,193)
Impairment of goodwill and other items (note 4)	(1,414)	5,425	—
Income before income taxes and non-controlling interest	468,692	364,123	248,007
Income taxes (note 6)	73,102	38,258	64,230
	395,590	325,865	183,777
Non-controlling interest	148	173	86
Net income	$395,442	$325,692	$183,691

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2008, 2007 and 2006

(in thousands of Canadian dollars)

	2008	2007	2006
Net income	$395,442	$325,692	$183,691
Other comprehensive income:
Gain (loss) on valuation of derivative financial instruments	(4,076)	17,172	—
Income taxes	(15,720)	(2,028)	—
	(19,796)	15,144	—
Comprehensive income	$375,646	$340,836	$183,691

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

Years ended December 31, 2008, 2007 and 2006

(in thousands of Canadian dollars)

	Share capital	Contributed surplus	Deficit	Accumulated other comprehensive loss (note 18)	Total shareholder’s equity
Balance as at December 31, 2005	$342,940	$576,957	$(843,534)	$—	$76,363
Transfer of tax deductions from a company controlled by the ultimate parent company (note 22)	—	22	—	—	22
Issuance of shares (note 16)	111,536	—	—	—	111,536
Reduction of paid-up capital (note 16)	(108,749)	—	—	—	(108,749)
Excess of consideration paid over the carrying value of debt transferred to the parent company (note 13)	—	—	(3,282)	—	(3,282)
Net income for the year	—	—	183,691	—	183,691
Dividend	—	—	(10,000)	—	(10,000)
Balance as at December 31, 2006, as previously reported	345,727	576,979	(673,125)	—	249,581
Cumulative effect of changes in accounting policies	—	—	(9,311)	(22,446)	(31,757)
Balance as at January 1, 2007, as restated	345,727	576,979	(682,436)	(22,446)	217,824
Reduction of paid-up capital (note 16)	(299,550)	—	—	—	(299,550)
Net income for the year	—	—	325,692	—	325,692
Other comprehensive income, net of income taxes	—	—	—	15,144	15,144
Balance as at December 31, 2007	$46,177	$576,979	$(356,744)	$(7,302)	$259,110
Reduction of paid-up capital (note 16)	(46,176)	(73,824)	—	—	(120,000)
Excess of the carrying value over consideration paid for the purchase of an affiliated company from the parent company (note 11)	—	—	952	—	952
Excess of consideration paid over the carrying value of assets transferred from affiliated companies (note 22)	—	—	(2,054)	—	(2,054)
Net income for the year	—	—	395,442	—	395,442
Other comprehensive income, net of income taxes	—	—	—	(19,796)	(19,796)
Dividend	—	—	(110,000)	—	(110,000)
Balance as at December 31, 2008	$1	$503,155	$(72,404)	$(27,098)	$403,654

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2008, 2007 and 2006

(in thousands of Canadian dollars)

	2008	2007	2006
Cash flows related to operating activities:
Net income	$395,442	$325,692	$183,691
Adjustments:
Amortization of fixed assets	212,861	203,902	183,619
Amortization of other assets	28,754	21,435	17,835
Impairment of goodwill (note 4)	—	5,425	—
Loss on disposal of fixed assets	450	3,245	1,416
Loss (gain) on valuation and translation of financial instruments (note 3)	19,677	(10,510)	(3,305)
Amortization of financing costs and long-term debt premium or discount (note 2)	1,623	441	432
Future income taxes (note 6)	72,031	38,191	64,669
Non-controlling interest	148	173	86
Other	(1,315)	1,142	755
	729,671	589,136	449,198
Net change in non-cash balances related to operating activities:
Accounts receivable	(2,217)	(26,832)	(22,187)
Amounts receivable from and payable to affiliated companies	(15,913)	3,715	3,606
Inventories	(10,477)	104	(10,225)
Prepaid expenses	4,490	(7,824)	(1,363)
Accounts payable and accrued liabilities	51,399	(1,044)	19,015
Deferred revenue	12,233	15,298	19,013
Other assets	(36,303)	(20,973)	(18,902)
Other liabilities	(21,349)	1,343	2,464
	(18,137)	(36,213)	(8,579)
Cash flows provided by operating activities	711,534	552,923	440,619
Cash flows related to investing activities:
Acquisition of fixed assets	(404,759)	(330,075)	(302,629)
Acquisition of shares of a company under common control (note 9)	(60,000)	(1,995,000)	—
Acquisition of a company under common control (note 11)	(554,549)	—	—
Decrease in temporary investments	—	987	39,509
Acquisition of tax deductions from the ultimate parent company (note 22)	(18,378)	(14,863)	—
Other	(5,534)	787	(1,981)
Cash flows used in investing activities	(1,043,220)	(2,338,164)	(265,101)
Sub-total, balance carried forward	(331,686)	(1,785,241)	175,518

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued

Years ended December 31, 2008, 2007 and 2006

(in thousands of Canadian dollars)

	2008	2007	2006
Sub-total, balance brought forward	$(331,686)	$(1,785,241)	$175,518
Cash flows related to financing activities:
Net change in bank indebtedness	(5,892)	(8,965)	18,470
Net borrowings under bank credit facility (note 14)	59,949	98,721	49,000
Issuance of long-term debt, net of financing costs	447,629	—	—
Subordinated loan from parent company (note 9)	60,000	1,995,000	—
Issuance of shares	—	—	111,536
Transfer of Additional Amount payable to parent company	—	—	(111,536)
Repayment of subordinated loan to parent company	—	—	(150,000)
Dividends	(110,000)	—	(10,000)
Reduction in paid-up capital	(120,000)	(299,550)	(108,749)
Other	—	35	(938)
Cash flows provided by (used in) financing activities	331,686	1,785,241	(202,217)
Net change in cash and cash equivalents	—	—	(26,699)
Cash and cash equivalents at beginning of year	—	—	26,699
Cash and cash equivalents at end of year	$—	$—	$—
Cash interest payments	$109,298	$80,143	$80,514
Cash interest payments to parent company	269,571	159,078	17,951
Cash income tax payments (net of refunds)	274	(206)	988

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

As at December 31

(in thousands of Canadian dollars)

	2008	2007
Assets
Current assets:
Accounts receivable (note 7)	$164,375	$161,366
Income taxes	189	220
Amounts receivable from affiliated companies (note 22)	15,611	32,843
Inventories (note 8)	48,296	39,445
Prepaid expenses	11,756	16,316
Future income taxes (note 6)	35,982	31,585
	276,209	281,775
Investments (note 9)	2,055,000	1,995,000
Fixed assets (note 10)	1,612,475	1,408,805
Future income taxes (note 6)	1,038	2,970
Derivative financial instruments (note 21)	124,187	—
Intangible assets (note 11)	567,065	—
Other assets (note 12)	36,080	30,466
Goodwill	433,878	433,759
	$5,105,932	$4,152,775
Liabilities and Shareholder’s Equity
Current liabilities:
Bank indebtedness	$3,613	$9,505
Accounts payable and accrued charges	343,283	267,432
Amounts payable to affiliated companies (note 22)	19,358	75,260
Deferred revenue	164,779	151,928
Income taxes	1,317	119
	532,350	504,244
Long-term debt (note 14)	1,807,997	950,988
Subordinated loan from parent company (note 9)	2,055,000	1,995,000
Derivative financial instruments (note 21)	45,688	245,556
Future income taxes (note 6)	229,654	166,162
Other liabilities (note 15)	31,589	31,715
	4,702,278	3,893,665
Shareholder’s equity:
Capital stock (note 16)	1	46,177
Contributed surplus	503,155	576,979
Deficit	(72,404)	(356,744)
Accumulated other comprehensive loss (note 18)	(27,098)	(7,302)
	403,654	259,110
	$5,105,932	$4,152,775
Commitments and contingencies (note 19)
Guarantees (note 20)
Subsequent events (note 25)

On behalf of the Board of Directors

Jean La Couture, Director	Michel Lavigne, Director

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

Videotron Ltd. (the “Company”) is a wholly owned subsidiary of Quebecor Media Inc. (the parent company) and is a subsidiary of Quebecor Inc. (the ultimate parent company). The Company is a cable service provider in the province of Québec for pay-television services, Internet access and telephony services. The Company also provides business telecommunication services, wireless communication services and operates a chain of video stores.

1.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant differences between generally accepted accounting principles in Canada and in the United States are described in note 24.

(a)                                  Basis of presentation:

These consolidated financial statements include the accounts of the Company and all its subsidiaries. Intercompany transactions and balances are eliminated on consolidation.

Certain comparative figures for the years 2007 and 2006 have been reclassified to conform to the presentation adopted for the year ended December 31, 2008.

(b)                                 Change in accounting policies:

On January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories and related disclosures. The adoption of this new section had no impact on the consolidated financial statements. The new accounting policy is described in note 1(j).

On January 1, 2008, the Company adopted the CICA Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation. These sections relate to disclosures and presentation of information and did not affect the consolidated financial results. All the disclosure requirements related to these new accounting standards are presented in note 21.

(c)                                  Changes in accounting estimates:

The Company estimates the fair value of its derivative financial instruments using a discounted cash flow valuation technique, since no quoted market prices exist for such instruments. In the second quarter of 2008, the Company made some amendments to the technique used in measuring the fair value of its derivatives in a liability position and in an asset position. These amendments change the way the Company factors counterparty and its own non-performance risk in its valuation technique, considering market developments and recent accounting guidelines. The cumulative impact of these changes as of December 31, 2008, is a decrease of the fair value of these derivatives by $10.8 million and an increase of the comprehensive loss by $10.8 million (before income taxes).

(d)                                 Foreign currency translation:

Foreign currency transactions are translated using the temporal method. Translation gains and losses are included in gain or loss on valuation and translation of financial instruments unless hedge accounting is used.

(e)                                  Use of estimates:

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of pension and post-retirement benefit costs, key economic assumptions used in determining the allowance for doubtful accounts, the provision for obsolescence, legal contingencies, the useful life of assets for amortization and evaluation of expected future cash flows to be generated by those assets, the determination of implied fair value of goodwill and fair value of assets and liabilities for business purchase price allocations purposes and goodwill impairment tests purposes, provisions for income taxes and determination of future income tax assets and liabilities, and the determination of fair value of financial instruments and derivative instruments. Actual results could differ from these estimates.

(f)                                    Impairment of long-lived assets:

The Company reviews long-lived assets with definite useful lives whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset or a

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

1.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(f)                                    Impairment of long-lived assets (Continued):

group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment loss is based on the amount by which the carrying amount of a group of assets exceeds its fair value. Fair value is determined using quoted market prices, when available, or using accepted valuation techniques such as the discounted future cash flows method.

(g)                                 Revenue recognition:

The Company recognizes its operating revenues when the following criteria are met:

•                  persuasive evidence of an arrangement exists;

•                  delivery has occurred or services have been rendered;

•                  the seller’s price to the buyer is fixed or determinable; and

•                  the collection of the sale is reasonably assured.

The portion of revenue that is unearned is recorded under “Deferred revenue” when customers are invoiced.

Revenue recognition policies for each of the Company’s main product lines are as follows:

Cable and wireless services are provided under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (operating services and connecting fees) and the other, for equipment sales to subscribers, including activation fees related to wireless telephones. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined.

Cable connection fee revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of these costs over the related revenues is recognized immediately. Operating revenues from cable and other services, such as Internet access, IP telephony and wireless telephone, are recognized when services are rendered. Revenue from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and in the case of wireless telephones, revenues from equipment sales are recognized in income when the telephone is delivered and activated. Revenues from video rentals are recorded as revenue when services are provided. Promotional offers related to subscriber services are accounted for as a reduction in the related service revenue over the period of performance of the service contract. Promotional offers related to equipment sales, including wireless telephones, are accounted for as a reduction in the related equipment sales when the equipment is delivered. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

(h)                                 Financial instruments:

Classification, recognition and measurement:

Effective January 1, 2007, financial instruments must be classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. The Company has classified its cash and cash equivalents, its temporary investments and its bank indebtedness as held-for-trading. Amounts receivable from affiliated companies, loans and other long-term receivables included in other assets have been classified as loans and receivables. All investments were classified as available-for-sale.

All of the Company’s financial liabilities, except for bank indebtedness, were classified as other liabilities.

Financial instruments held-for-trading are measured at fair value with changes recognized in income as a loss or gain on valuation and translation of financial instruments. Available-for-sale financial assets are measured at fair value or at cost in the case of equity instruments that do not have a quoted market price in an active market and changes in fair value recorded in comprehensive income. Financial assets classified as loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest method of amortization.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

1.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(h)                                 Financial instruments (Continued):

Financing fees related to long-term financing are capitalized in reduction of long-term debt and amortized using the effective interest rate method.

Derivative financial instruments and hedge accounting:

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading purposes. Under hedge accounting, the Company documents all hedging relationships between derivative financial instruments and hedged items, as well as its strategy for using hedges and its risk-management objective. The Company also designates its derivative financial instruments as either fair value hedges or cash flow hedges. The Company assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.

The Company enters into the following types of derivative financial instruments:

•                  The Company uses foreign exchange forward contracts to hedge the foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.

•                  The Company uses cross-currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on certain foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S. denominated debt in fixed Canadian dollars are designated as cash flow hedges. The Company’s cross-currency interest rate swaps that set all future interest and principal payments on U.S. denominated debt in fixed Canadian dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

Effective January 1, 2007, under hedge accounting, the Company applies the following accounting policies:

•                  For derivative financial instruments designated as fair value hedges, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

•                  For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Prior to 2007, under hedge accounting, the Company recorded its hedge relationships as follows:

•                  For purchases of equipment or inventory hedged by foreign exchange forward contracts, foreign exchange translation gains and losses were recognized as an adjustment to the cost of the hedged item, when the transaction was recorded.

•                  For long-term debt in foreign currency hedged by foreign exchange forward contracts and cross-currency interest rate swaps, foreign exchange translation gains and losses on long-term debt were offset by corresponding gains and losses on a derivative instrument recorded under other assets or other liabilities. The fees on forward foreign exchange contracts and on cross-currency swaps were recognized as an adjustment to interest expense over the term of the agreement.

•                  In addition, realized and unrealized gains or losses associated with derivative financial instruments that were terminated or ceased to be effective prior to maturity, for hedge accounting purposes, were deferred under other current or non-current assets or liabilities on the consolidated balance sheets and recognized in income in the period in which the underlying hedged transaction was recognized. In the event a designated hedged item  was sold, extinguished or matured prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative financial instrument, was recognized in income.

Any change in the fair value of these derivative financial instruments recorded in income is included in the loss or gain on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

1.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(h)                                 Financial instruments (Continued):

Derivative financial instruments and hedge accounting: (Continued):

Derivative financial instruments that are ineffective or that are not designated as hedges, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a market-to-market basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in the consolidated statements of income as a loss or gain on valuation and translation of financial instruments.

(i)                                     Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value.

(j)                                     Inventories:

Inventories are valued at the lower of cost, determined by the weighted average cost method, and net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(k)                                  Income taxes:

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in income in the period that includes the substantive enactment date. A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized.

In the course of the Company’s operations, there are a number of uncertain tax positions due to the complexity of certain transactions and due to the fact that related tax interpretations and legislation are continually changing. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable.

(l)                                     Fixed assets:

Fixed assets are stated at cost, net of government grants and investment tax credits. Cost represents acquisition or construction costs, including preparation, installation and testing costs and interest incurred with respect to the fixed assets until they are ready for commercial production. In the case of projects to construct and connect receiving and distribution networks of cable and wireless, cost includes equipment, direct labour and direct overhead costs. Projects under development may also include advances for equipment under construction. Expenditures for additions, improvements and replacements are capitalized, whereas maintenance and repair expenditures are expensed as incurred.

Amortization is calculated using the following depreciation bases and periods or rates:

Asset	Basis	Period/rate
Buildings	Declining balance	5%
Furniture and equipment	Declining balance	20% to 30%
	and straight-line	3 years to 7 years
Receiving and distribution networks	Straight-line	3 years to 20 years
Terminals and operating system	Straight-line	5 years and 10 years
Coding and transmission material	Declining balance	20%

Leasehold improvements are amortized over the lower of the term of the lease and economic life.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

1.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

The Company does not record an asset retirement obligation in connection with its cable distribution networks. The Company expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date undeterminable for these assets.

(m)                               Goodwill and other intangible assets:

Goodwill is not amortized.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not to be impaired and the second step is not required. The second step of the impairment test is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Intangible assets are comprised of Advanced Wireless Services (“AWS”) licences and the cost of these licences includes acquisition costs and interest incurred during the development period of the wireless network project.

(n)                                 Stock-based compensation:

The compensation cost attributable to stock-based awards to employees that call for settlement in cash or other assets, at the option of the employee is recognized in operating expense over the vesting period. Changes in the intrinsic value of the stock option awards between the grant date and the measurement date result in a change in the liability and of the compensation cost.

(o)                                 Pension plans and postretirement benefits:

(i)                                     Pension plans:

The Company offers defined benefit pension plans and defined contribution pension plans to some of its employees. Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Pension plan expense is charged to operations and includes:

•                  Cost of pension plan benefits provided in exchange for employee services rendered during the year.

•                  Amortization of the initial net transition asset, prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans.

•                  Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses, in excess of 10% of the greater of the accrued benefit obligation or the fair value of plan assets, over the expected average remaining service period of the active employee group covered by the plans.

When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

Actuarial gains and losses arise from the difference between the actual rate of return on plan assets for a period and the expected return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation.

The Company uses the fair value of plan assets as of the end of the year to evaluate plan assets for the purpose of calculating the expected return on plan assets.

(ii)                                  Postretirement benefits:

The Company offers health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using actuarial methods and the related benefits are funded by the Company as they become due. The Company amortizes the cumulative unrecognized net actuarial gains and losses, in excess of 10% of the accrued benefit obligation, over the expected average remaining service life of the active employee group covered by the plans.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

1.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(p)                                 Rates subject to CTRC regulation:

The Company’s operations are subject to rate regulations on certain services based on geographical regions, mainly by the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the Canadian Radio-television and Telecommunication Commission (“CRTC”). Accordingly, the Company’s operating revenues could be affected by changes in regulations or decisions made by this regulating body. The Company does not select accounting policies that differ from GAAP, even though the Company is subject to these regulations.

(q)                                 Future changes in accounting standards:

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and which results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarifying the application of the concept of matching revenues and expenses, whether those assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard, although it does not expect the adoption will have a material impact on its consolidated financial statements.

2.                                      FINANCIAL EXPENSES:

	2008	2007	2006
Third parties:
Interest on long-term debt	$111,601	$81,218	$81,316
Amortization of financing costs and long-term debt premium or discount	1,623	441	432
Other	(605)	(68)	(441)
	112,619	81,591	81,307
Affiliated parties:
Interest expense (net of income)	269,822	165,460	472
Dividend income	(278,753)	(170,904)	—
	(8,931)	(5,444)	472
Interest capitalized to the cost of:
Fixed assets	(249)	—	—
Intangible assets	(12,515)	—	—
	(12,764)	—	—
	$90,924	$76,147	$81,779

3.                                      LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS:

	2008	2007	2006
Loss (gain) on embedded derivatives and derivative financial instruments to which hedge accounting is not used	$6,829	$2,031	$(19)
Loss (gain) on ineffective portion of fair value hedges	12,848	(12,541)	—
Gain on revaluation of Additional Amount payable	—	—	(3,286)
Loss on foreign currency translation of short-term monetary items	4,996	1,415	1,112
	$24,673	$(9,095)	$(2,193)

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

4.                                      IMPAIRMENT OF GOODWILL:

In the fourth quarter of 2007, the Company concluded that the goodwill of its subsidiary, Le SuperClub Vidéotron Ltée, related to the DVDs and games rental operations in Ontario was impaired. Accordingly, an impairment charge of $5.4 million was recorded.

5.                                      BUSINESS REORGANIZATION:

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

6.                                      INCOME TAXES:

Income taxes on operations are as follows:

	2008	2007	2006
Current	$1,071	$67	$(439)
Future	72,031	38,191	64,669
	$73,102	$38,258	$64,230

The following table reconciles income taxes at the Company’s domestic statutory tax rate of 30.9% in 2008 (32.02% in 2007 and in 2006) and income taxes in the consolidated statements of income:

	2008	2007	2006
Income taxes at domestic statutory tax rate	$144,826	$116,592	$79,412
Increase (reduction) resulting from:
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	10,038	(4,207)	(1,001)
Change in valuation allowance	9,718	—	—
Change in future income tax balances due to a change in substantively enacted tax rates	—	(18,808)	(14,914)
Tax consolidation transactions with the parent company	(86,135)	(54,723)	—
Recognition of a deferred tax credit	(5,690)	—	—
Other	345	(596)	733
Income taxes	$73,102	$38,258	$64,230

The tax effects of significant items comprising the Company’s net future tax positions are as follows:

	2008	2007
Loss carry-forwards	$33,028	$21,650
Other provisions	3,279	10,093
Long-term debt and derivative financial instruments	(3,171)	13,614
Fixed assets	(190,833)	(165,808)
Other assets	(16,905)	(11,156)
	(174,602)	(131,607)
Valuation allowance	(18,032)	—
Net future income tax liabilities	$(192,634)	$(131,607)

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

6.                                      INCOME TAXES (Continued):

The current and long-term future income tax assets and liabilities are as follows:

	2008	2007
Future income tax assets:
Current	$35,982	$31,585
Long-term	1,038	2,970
	37,020	34,555
Future income tax liability:
Long-term	(229,654)	(166,162)
Net future income tax liabilities	$(192,634)	$(131,607)

As at December 31, 2008, the Company had operating loss carry-forwards for income tax purposes available to reduce future taxable income of approximately $106.4 million which will expire in 2028. As at December 31, 2008, the Company also had capital loss carry-forwards of approximately $2.1 million that can be carried forward indefinitely and applied only against future capital gains.

7.                                      ACCOUNTS RECEIVABLE:

	2008	2007
Trade	$163,014	$159,197
Other	1,361	2,169
	$164,375	$161,366

8.                                      INVENTORIES:

	2008	2007
Subscribers’ equipment	$26,109	$20,855
Network materials	19,472	12,932
Video store materials	2,715	5,658
	$48,296	$39,445

9.                                      SUBORDINATED LOAN FROM PARENT COMPANY:

	2008	2007
Subordinated loan — Quebecor Media Inc.	$2,055,000	$1,995,000

On January 3, 2007, the Company contracted a subordinated loan of $1.0 billion from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 3, 2022. On May 31, 2007, the Company increased the subordinated loan by $870.0 million, maturing on May 31, 2022. The Company invested the total proceeds of $1.0 billion and $870.0 million into 1,000,000 and 870,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On May 31, 2007, CF Cable TV Inc., a wholly-owned subsidiary of the Company, contracted a subordinated loan of $125.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on May 31, 2022. On the same day, CF Cable TV Inc. invested the total proceeds of $125.0 million into 125,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

9.                                      SUBORDINATED LOAN FROM PARENT COMPANY (Continued):

On January 4, 2008, the Company contracted a subordinated loan of $415.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, the Company invested the total proceeds of $415.0 million into 415,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On January 4, 2008, CF Cable TV Inc., a wholly-owned subsidiary of the Company, contracted a subordinated loan of $170.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, CF Cable TV Inc. invested the total proceeds of $170.0 million into 170,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On December 23, 2008, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 525,000 preferred shares, Series B, for a total cash consideration of $525.5 million, including cumulative dividends of $0.5 million. On the same day, the Company used the total proceeds of $525.0 million to repay part of its subordinated loan contracted from Quebecor Media Inc. on January 3, 2007.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

10.                               FIXED ASSETS:

	2008
	Cost	Accumulated amortization	Net book value
Land	$2,999	$—	$2,999
Buildings	53,681	18,819	34,862
Furniture and equipment	475,432	310,248	165,184
Receiving and distribution networks	2,795,434	1,497,900	1,297,534
Terminals and operating system	145,795	64,914	80,881
Coding and transmission material	7,716	3,407	4,309
Projects under development (3G Network)	26,706	—	26,706
	$3,507,763	$1,895,288	$1,612,475

	2007
	Cost	Accumulated amortization	Net book value
Land	$2,840	$—	$2,840
Buildings	50,140	17,216	32,924
Furniture and equipment	413,637	291,776	121,861
Receiving and distribution networks	2,512,273	1,345,774	1,166,499
Terminals and operating system	138,583	58,439	80,144
Coding and transmission material	7,541	3,004	4,537
	$3,125,014	$1,716,209	$1,408,805

11.                               INTANGIBLE ASSETS:

In May 2008, the Company subscribed to 200,000,000 preferred shares Series B of 9193-2962 Québec Inc., a subsidiary of Quebecor Media Inc., for a cash consideration of $200.0 million. In September 2008, the Company subscribed to an additional 336,601,953 preferred shares, Series B, of 9193-2962 Québec Inc. for a cash consideration of $336.6 million. On September 23, 2008, the Company acquired all the common shares of 9193-2962 Québec Inc. for a cash consideration of $17.9 million and issuance of one common share of the Company. These transactions were recorded at the carrying amount and resulted in an adjustment of $1.0 million to the deficit for the difference between the carrying amount and the consideration paid.

As a result of the spectrum auction for AWS that ended July 21, 2008, 17 new spectrum licences for AWS, covering all of the province of Québec and certain areas of Ontario, were acquired for an aggregate amount of $554.5 million, which was fully paid in the third quarter of

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

11.                               INTANGIBLE ASSETS (Continued):

2008. In addition, interest costs of $12.5 million were capitalized to the cost of these licences in 2008. The spectrum licenses were issued by Industry Canada on December 23, 2008, for an initial term of 10 years.

12.                               OTHER ASSETS:

	2008	2007
Deferred connection fees	$19,251	$18,794
Deferred pension charges (note 23)	2,915	3,035
Other	13,914	8,637
	$36,080	$30,466

13.                               ADDITIONAL AMOUNT PAYABLE:

Until its transfer in 2006, the value of the Additional Amount payable, resulting from the repurchase of redeemable preferred shares in 2003, fluctuated based on a formula established as per the repurchase agreement.

On June 30, 2006, the Additional Amount payable of $108.2 million was transferred to the parent company in exchange for a cash consideration of $111.5 million. The excess of the consideration paid in the amount of $3.3 million was recorded to the deficit.

14.                               LONG-TERM DEBT:

	Effective interest rate as of December 31, 2008	Year of maturity	2008	2007
Bank credit facility (i)	3.39%	2012	$207,670	$147,721
Senior Notes (ii)	6.59%	2014	800,397	652,816
Senior Notes (iii)	6.44%	2015	212,449	172,818
Senior Notes (iv)	9.38%	2018	546,152	—
Total long-term debt			1,766,668	973,355
Change in fair value related to hedged interest rate risk			49,402	(14,477)
Adjustments related to embedded derivatives			11,465	4,636
Financing fees, net of amortization			(19,538)	(12,526)
			$1,807,997	$950,988

(i)                                     On April 7, 2008, the Company entered into amendments to its Senior Secured Credit Facility pursuant to which commitments under the Senior Secured Credit Facility were increased from $450.0 million to $575.0 million and the maturity was extended to April 2012. Pursuant to these amendments, the Company may, subject to certain conditions, increase the commitments under the Senior Secured Credit Facility by an additional $75.0 million (for aggregate commitments of $650.0 million). The credit facility bears interest at Bankers’ acceptance or Canadian prime rates, plus a margin, depending on the Company’s leverage ratio. The credit facility is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Company and its subsidiaries. As of December 31, 2008, the credit facility was secured by assets with a carrying value of $5,105.9 million ($4,152.8 million in 2007). The credit facility contains covenants such as maintaining certain financial ratios and some restrictions on the payment of dividends and asset acquisitions and dispositions.

(ii)                                  In October 2003, a first series of US$335.0 million in aggregate principal amount of Senior Notes was issued at a discount price of 99.0806% for net proceeds of US$331.9 million, before issuance fees of US$5.7 million. In November 2004, a second series of US$315.0 million in aggregate principal amount of Senior Notes was issued at a premium price of 105.0% for net proceeds of US$330.8 million, before issuance fees of US$4.1 million. These Notes bear interest at a rate of 6.875%, payable every six months on January 15 and July 15, and will mature in January 2014. The Notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of the

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

14.                               LONG-TERM DEBT (Continued):

Company. These Notes are redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2009, at a decreasing premium.

(iii)                               In September 2005, US$175.0 million in aggregate principal amount of Senior Notes was issued at a discount price of 99.5% for net proceeds of US$174.1 million, before issuance fees of US$3.2 million. These Notes bear interest at a rate of 6.375%, payable every six months on December 15 and June 15, and will mature on December 15, 2015. The Notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of the Company. These Notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2010, at a decreasing premium.

(iv)                              On April 15, 2008, the Company issued US$455.0 million in aggregate principal amount of Senior Notes at a discount price of 98.432% for net proceeds of US$447.9 million, before financing fees of US$7.7 million. The new Senior Notes bear interest at a rate of 9.125% for an effective interest rate of 9.64% payable every six months on June 15 and December 15, and will mature on April 15, 2018. The Notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, to pay dividends and make other distributions, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of the Company. These Notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2013, at a decreasing premium.

On December 31, 2008, the Company and its subsidiaries were in compliance with all debt covenants.

Principal repayments on long-term debt over the coming years are as follows:

2009	$—
2010	—
2011	—
2012	207,670
2013	—
2014 and thereafter	1,558,998

15.                               OTHER LIABILITIES:

	2008	2007
Accrued pension and post-retirement benefits liability (note 23)	$9,831	$9,656
Deferred revenues	20,494	21,112
Non-controlling interest	1,047	947
Other	217	—
	$31,589	$31,715

16.                               CAPITAL STOCK:

(a)                                  Authorized capital stock:

In December 2008, the Company amended its articles in order to add a new class of preferred shares, Series H.

As at December 31, 2008, the authorized capital stock is as follows:

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

16.                               CAPITAL STOCK (Continued):

(b)                                 Issued capital stock and paid:

	2008	2007
2,515,277 common shares, Series A (2,515,276 as at December 31, 2007)	$1	$46,177

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

In June 2006 and in December 2007, the Company redeemed 105,000 and 65,000 preferred shares, Series G, respectively, from Groupe de Divertissement SuperClub Inc. for total cash considerations of $105.0 million and $65.0 million, respectively. Series G shares were eliminated upon consolidation.

On June 30, 2006, 9101-0827 Québec inc. issued 103,274 common shares to its parent company for a total consideration of $111.5 million (see note 13).

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

On several occasions during the years ended December 31, 2008, 2007 and 2006, the Company reduced the paid-up capital of its common shares by total cash distributions of $120.0 million, $299.6 million and $108.7 million, respectively. In 2008, $73.8 million of the $120.0 million were recorded as a reduction of contributed surplus.

On September 23, 2008, as part of the acquisition of 9193-2962 Québec Inc., the Company issued one common share for a cash consideration of one dollar.

17.                               STOCK-BASED COMPENSATION PLAN:

Under a stock option plan established by the parent company, a number of Common shares of the parent company have been set aside for officers, senior employees, directors and other key employees of the Company and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common shares of the parent company, at the date of grant, as determined by the parent company’s Board of Directors (if the Common shares of the parent company are not listed on a stock exchange at the time of the grant) or the five-day weighted average market price ending on the day preceding the date of grant of the Common shares of the parent company on the stock exchanges where such shares are listed at the time of grant. As long as the Common shares of the parent company have not been listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30 of each year. Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of the parent company on the stock exchanges where such shares are listed at the time of exercise or the fair market value, as determined by the parent company’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common shares of the parent company at the exercise price. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The acquisition of the “right to profit” on certain options may also be subject to performance criteria.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

17.                               STOCK-BASED COMPENSATION PLAN (Continued):

The following table gives summary information on outstanding options granted by the parent company to the employees of the Company as at December 31, 2008 and 2007:

	2008		2007
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	2,101,226	$35.95	861,767	$23.43
Granted	70,000	45.82	1,255,000	44.45
Exercised	(610,962)	20.38	(1,936)	22.73
Cancelled	(178,229)	43.53	(13,605)	28.74
Balance at end of year	1,382,035	$42.35	2,101,226	$35.95
Vested options at end of year	27,999	$27.75	558,096	$19.44

During the year ended December 31, 2008, 610,962 stock options were exercised and resulted in cash payments of $19.1 million for the Company.

The following table gives summary information on outstanding options as at December 31, 2008:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$15.19 to 21.75	13,013	5.08	$20.82	10,026	$20.55
22.98 to 33.41	209,022	7.43	31.62	17,973	31.77
44.45 to 45.82	1,160,000	8.67	44.53	—	—
$15.19 to 45.82	1,382,035	8.44	$42.35	27,999	$27.75

For the year ended December 31, 2008, a net reversal of $2.4 million related to the stock-based plan is included in income (a net charge of $11.6 million and $5.1 million in 2007 and 2006, respectively).

18.                               ACCUMULATED OTHER COMPREHENSIVE LOSS:

Amounts accounted for in the accumulated comprehensive loss relate solely to cash flow hedges.

No significant amount is expected to be reclassified to income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9 1/2-year period.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

19.                               COMMITMENTS AND CONTINGENCES:

(a)                                  Leases and purchasing agreements:

Under the terms of operating leases or purchasing agreements, the Company is committed to make the following minimum annual payments over the next years:

	Leases	Other commitments
2009	$22,764	$10,980
2010	14,440	6,247
2011	11,079	5,410
2012	9,484	236
2013	7,901	—
2014 and thereafter	58,507	—

Operating lease expenses amounted to $20.9 million, $20.8 million and $21.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(b)                                 Contingencies:

A number of legal proceedings against the Company and its subsidiaries are pending. In the opinion of the management of the Company and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Company’s results or on its financial position.

20.                               GUARANTEES:

In the normal course of business, the Company enters into numerous agreements containing guarantees, including the following:

Operating leases:

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of the lease term) and should the fair value of the leased assets be less than the guaranteed residual value, the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, a subsidiary of the Company has provided guarantees to the lessor under premise leases for certain videostore franchisees, with expiry dates through 2017. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As at December 31, 2008, the maximum exposure in respect of these guarantees was $16.3 million and no liability has been recorded in the consolidated balance sheet. In prior years, the Company has not made any payments relating to these guarantees.

Outsourcing companies and suppliers:

In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications. In prior years, the Company has not made any payments relating to these guarantees.

21.                               FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

The Company’s financial risk management policies have been established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in the Company’s activities.

From its use of financial instruments, the Company is exposed to credit risk, liquidity risk, and market risks relating to foreign exchange fluctuations, interest rate fluctuations and equity prices. In order to manage its foreign exchange and interest rate risks, the Company and its subsidiaries use derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventory and other capital expenditures denominated in a foreign currency. The Company does not intend to settle its financial derivative instruments prior to their

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

21.                               FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued):

maturity, as none of these instruments are held or issued for speculative purposes. The Company designates its derivative financial instruments either as fair value hedges or cash flow hedges when they quality for hedge accounting.

(a)                                  Description of derivative financial instruments:

(i)                                     Foreign exchange forward contracts:

Currencies (sold/bought)	Maturing	Weighted average exchange rate	Notional amount (in millions of dollars)
$/US$	Less than 1 year	1.0865	75.5

(ii)                                  Cross-currency interest rate swaps:

	Period covered	Notional amount (in millions of dollars)		Annual effective interest rate using hedged rate	Annual nominal interest rate of debt	CDN dollar exchange rate on interest and capital payments per one U.S. dollar
Senior Notes	2004 to 2014	US$	190.0	Bankers’ acceptances 3 months plus 2.80%	6.875%	1.2000
Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950
Senior Notes	2003 to 2014	US$	200.0	Bankers’ acceptances 3 months plus 2.73%	6.875%	1.3425
Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425
Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781
Senior Notes	2008 to 2018	US$	455.0	9.65%	9.125%	1.0210

Certain cross-currency interest rate swaps entered into by the Company include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

(b)                                 Fair value of financial instruments:

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), bank indebtedness, accounts payable and accrued charges to external or related parties (classified as other liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

21.                               FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued):

(b)                                 Fair value of financial instruments (Continued):

The carrying values and fair values of long-term debt and derivative financial instruments as of December 31, 2008 and 2007 are as follows:

	2008		2007
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt(1)	$(1,766,668)	$(1,577,000)	$(973,355)	$(938,158)
Cross currency interest rate swaps	69,486	69,486	(241,320)	(241,320)
Forward foreign exchange contract	9,013	9,013	(4,236)	(4,236)

(1)                                  The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, the embedded derivatives or the financing fees.

The fair value of long-term debt is estimated based on discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity, or quoted market prices when available. The majority of derivative financial instruments (e.g. cross currency interest rate swaps) are traded over the counter and, as such, there are no quoted prices. The fair value of derivative financial instruments is therefore estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium to the net exposure of the counterparty or the Company. The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs and assumptions, including volatility and discount factors.

Due to the judgment used in applying a wide range of acceptable techniques and estimates in calculating fair value amounts, fair values are not necessarily comparable among financial institutions or other market participants and may not be realized in an actual sale or the immediate settlement of the instrument.

(c)                                  Credit risk management:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2008, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $16.0 million as of December 31, 2008 ($11.7 million as of December 31, 2007). As of December 31, 2008, 8.9% of trade receivables were 90 days past their billing date (7.0% as of December 31, 2007).

The Company believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.

From their use of derivative financial instruments, the Company is exposed to the risk of non-performance by a third party. When the Company enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Company’s credit risk management policy and are subject to concentration limits. Given the high minimum credit ratings required under the Company’s policy, the Company does not foresee any failure by counterparties to meet their obligations.

(d)                                 Liquidity risk management:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. The Company manages this exposure through staggered debt maturities. The weighted average term of the Company’s consolidated debt was approximately 6.3 years as at December 31, 2008.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

21.                               FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued):

(d)                                 Liquidity risk management (Continued):

Company management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividends (or distributions) in the future. The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly-owned subsidiaries.

As of December 31, 2008, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative financial instruments, less estimated future receipts on derivative instruments.

These obligations and their maturities are as follows:

	Total	1 year	Less than 1-3 years	3-5 years	5 years and more
Bank indebtedness	$3,613	$3,613	$—	$—	$—
Accounts payable and accrued charges	322,568	322,568	—	—	—
Amounts payable to affiliated companies	19,358	19,358	—	—	—
Long-term debt	1,766,668	—	—	207,670	1,558,998
Interest payments(1)	829,706	120,659	241,319	228,684	239,044
Derivative financial instruments(2)	(60,269)	—	—	—	(60,269)
Total contractual obligations	$2,881,644	$466,198	$241,319	$436,354	$1,737,773

(1)                                  Estimate of interest to be paid on long-term debt is based on the hedged and unhedged interest rates and hedged foreign exchange rates at December 31, 2008.

(2)                                  Estimated future receipts, net of future disbursements on derivative financial instruments related to foreign exchange hedging.

The table above excludes obligations under subordinated loans to the parent company for which proceeds are used to invest in preferred shares of an affiliated company for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries (see note 9).

(e)                                  Market risk:

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Company’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on the Company’s debt is payable in U.S. dollars. The Company has entered into transactions to hedge the foreign currency risk exposure on 100% of its U.S. dollar-denominated debt obligations outstanding as of December 31, 2008 and to hedge its exposure on certain purchases of set-top boxes, cable modems and capital expenditures. Accordingly, the Company’s sensitivity to the variation of foreign exchange rates is economically limited.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

21.                               FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued):

(e)                                  Market risk (Continued):

Foreign currency risk (Continued):

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a $0.10 variance in the year-end exchange rate of the Canadian dollar per one U.S. dollar:

	Income	Other comprehensive income
Increase of $0.10
U.S. dollar-denominated accounts payable	$(680)	—
Gain (loss) on valuation and translation of financial instruments and of derivative financial instruments	(2,250)	44,905

Decrease of $0.10
U.S. dollar-denominated accounts payable	680	—
Gain (loss) on valuation and translation of financial instruments and of derivative financial instruments	2,250	(44,905)

Interest rate risk and non-performance risk

The Company’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers’ acceptance rate (BA) and (ii) bank prime rate (Prime). The Senior Notes issued by the Company bear interest at fixed rates. The Company has entered into various cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. After taking into account the hedging instruments, the long-term debt is comprised of 58.7% of fixed rate debt and 41.3% of floating rate debt as of December 31, 2008.

The estimated sensitivity on financial expense, before income tax, of a 100 basis point variance in the year-end Canadian Banker’s acceptance rate is $7.0 million.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments, as per the Company’s valuation model, is as follows:

	Income	Other comprehensive income
Increase of 100 basis point	$2,609	$(3,908)
Decrease of 100 basis point	(2,609)	3,908

(f)                                    Capital management:

The Company’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various activities, including growth opportunities.

In managing its capital structure, the Company takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations and the level of distributions to the parent company. The Company has not significantly changed its strategy regarding management of its capital structure since the last financial year.

The Company’s capital structure is composed of shareholder’s equity, bank indebtedness, long-term debt, assets and liabilities related to derivative financial instruments, and non-controlling interest, less cash and cash equivalents.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

21.                               FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued):

(f)                                    Capital management (Continued):

The capital structure is as follows:

	2008	2007
Bank indebtedness	$3,613	$9,505
Long-term debt	1,807,997	950,988
Net (assets) liabilities related to derivative financial instruments	(78,499)	245,556
Non-controlling interest	1,047	947
Net debt	1,734,158	1,206,996
Shareholder’s equity	$403,654	$259,110

The Company is not subject to externally imposed capital requirements other than certain restrictions under the term of its borrowing agreements which relate to permitted investments, inter-company transactions or the declaration and payment of dividends and other distributions.

22.                               Related party transactions:

In addition to the related party transactions disclosed elsewhere in these consolidated financial statements, the Company entered into the following transactions with affiliated companies. These transactions have been recorded at the exchange value in the normal course of business, which is the amount established and agreed to by the related parties:

	2008	2007	2006
Ultimate Parent and Parent company:
Operating revenue	$104	$139	$150
Direct costs and operating expenses	4,535	3,908	4,110
Operating expenses recovered	(373)	(23)	(23)
Affiliated companies:
Operating revenue	10,165	22,164	25,146
Direct costs and operating expenses	51,942	60,590	60,066

Management fee:

The Company pays annual management fees to the parent company for services rendered to the Company, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $25.4 million in 2008, $46.9 million in 2007 and $23.4 million in 2006. The agreement provides for an annual management fee to be agreed upon for the year 2009. In addition, the parent company is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

Operating transactions:

The Company entered into an affiliation agreement with Groupe Archambault Inc. (“Archambault”), a company under common control, a subsidiary of Quebecor Media Inc. This agreement provided that the Company pay Archambault 54% of all revenues generated from the fees paid by customers to use Archambault’s video-on-demand services. In connection with this affiliation agreement, the Company entered into a video-on-demand services agreement with Archambault. Under this agreement, various technical services were provided to Archambault. In consideration of these services, Archambault paid a fee of 8% of all revenues generated from fees paid by customers to use Archambault’s video-on-demand services. The acquisition of the video-on-demand licence by the Company from Groupe Archambault Inc., for a total cash consideration of $0.8 million, put an end to these agreements on May 1, 2008.

Under the affiliation agreement, the Company paid fees to Archambault of $5.5 million, $13.3 million and $9.0 million and received fees from Archambault of $0.8 million, $2.6 million and $1.9 million for the years 2008, 2007 and 2006, respectively.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

22.          Related party transactions (Continued):

Tax transactions:

During the year ended December 31, 2006, the Company acquired from a company under common control of the ultimate parent company income tax deductions of $0.3 million that were recorded as income taxes receivable. This transaction allowed the Company to realize a gain of $0.02 million which was credited to contributed surplus.

On December 18 and 21, 2007, the Company’s ultimate parent company, Quebecor Inc., transferred to the Company a total of $57.1 million of non-capital tax losses in exchange for a net cash consideration of $12.8 million. This transaction was recorded at the exchange amount. As a result, the Company recorded an income tax asset of $17.7 million and the difference of $4.9 million, between the net cash consideration and the income tax asset, was recorded as a deferred credit, included in accounts payable and accrued charges, which reduced income tax expense in 2008 as these tax deductions were used.

On December 21, 2007, the Company’s ultimate parent company, Quebecor Inc., transferred to CF Cable TV Inc., a wholly-owned subsidiary of the Company, $9.4 million of non-capital tax losses in exchange for a net cash consideration of $2.1 million. This transaction was recorded at the exchange amount. As a result, CF Cable TV Inc. recorded an income tax asset of $2.9 million and the difference of $0.8 million between the net cash consideration and the income tax asset was recorded as a deferred credit, included in accounts payable and accrued charges, which reduced income tax expense in 2008 as these tax deductions were used.

On December 18, 2008, the Company’s ultimate parent company, Quebecor Inc., transferred to the Company a total of $104.9 million of non-capital tax losses in exchange for net cash consideration of $18.4 million. This transaction was recorded at the exchange amount. As a result, the Company recorded an income tax asset of $32.4 million and the difference of $14.0 million, between the net cash consideration and the income tax asset, was recorded as a deferred credit, included in accounts payable and accrued charges, which will reduce the income tax expense in the future as these tax deductions are used.

Quebecor World Inc.:

On January 21, 2008, Quebecor World Inc. and its U.S. subsidiaries were granted creditor protection under the Companies’ Creditors Arrangement Act in Canada. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. Quebecor World Inc. outsourced its corporate information technology services which generated $3.0 million in revenues for the Company in 2008 ($9.8 million in 2007 and $13.0 million in 2006). This agreement was terminated in 2008 and since January 21, 2008, Quebecor World Inc. is no longer considered a related company under Canadian GAAP.

Acquisition of assets:

On December 15, 2008, the Company acquired fixed assets from Les Editions CEC Inc., a wholly-owned subsidiary of Quebecor Media Inc., for a total consideration of $1.6 million. This transaction was recorded at the carrying amount. As a result, the Company recorded fixed assets of a net book value of $0.4 million, and the difference between the cash consideration and the net book value, of $1.2 million was charged to the deficit.

23.                               PENSION PLANS AND POSTRETIREMENT BENEFITS:

The Company and some of its subsidiaries maintain various defined benefit plans and defined contribution plans. The Company’s policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company’s numerous pension plans were performed once at least in the last three years and the next required valuations will be performed at least once over the next three years.

The Company provides postretirement benefits to eligible retired employees. The costs of these benefits, principally health care, are accounted for during the employee’s active service period.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

23.          PENSION PLANS AND POSTRETIREMENT BENEFITS (continued):

The following tables provide a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2008 and 2007, along with a statement of funded status as of those dates:

	2008			2007
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
Change in benefit obligations:
Benefit obligations, beginning of year	$90,339	$9,848	$100,187	$87,523	$9,822	$97,345
Service costs	5,348	347	5,695	6,217	375	6,592
Interest costs	5,313	548	5,861	4,730	504	5,234
Plan participants’ contributions	4,445	—	4,445	3,428	—	3,428
Actuarial gain	(29,230)	(3,468)	(32,698)	(6,574)	(855)	(7,429)
Benefits and settlement paid	(4,664)	(113)	(4,777)	(4,985)	(108)	(5,093)
Other	—	(1)	(1)	—	110	110
Benefit obligations, end of year	$71,551	$7,161	$78,712	$90,339	$9,848	$100,187

	2008			2007
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
Change in plan assets:
Fair value of plan assets at beginning of year	$91,247	$—	$91,247	$87,261	$—	$87,261
Actual return on plan assets	(14,487)	—	(14,487)	1,084	—	1,084
Employer contributions	4,534	113	4,647	4,459	108	4,567
Plan participants’ contributions	4,445	—	4,445	3,428	—	3,428
Benefits and settlement paid	(4,664)	(113)	(4,777)	(4,985)	(108)	(5,093)
Fair value of plan assets, end of year	$81,075	$—	$81,075	$91,247	$—	$91,247

The defined benefit plan assets are comprised of:

	2008	2007
Equity securities	50.0%	61.7%
Debt securities	39.3%	29.3%
Other	10.7%	9.0%

As at December 31, 2008, defined contribution plan assets included shares of the ultimate parent company representing an amount of $0.5 million ($1.0 million as at December 31, 2007, including shares of a company under common control).

	2008			2007
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
Reconciliation of funded status:
Excess (deficit) of fair value of plan assets over benefit obligations at end of year	$9,524	$(7,161)	$2,363	$908	$(9,848)	$(8,940)
Past service cost gain	—	(898)	(898)	—	(965)	(965)
Unrecognized actuarial (gain) loss	(7,537)	(844)	(8,381)	566	2,718	3,284
Net amount recognized	$1,987	$(8,903)	$(6,916)	$1,474	$(8,095)	$(6,621)

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

23.          PENSION PLANS AND POSTRETIREMENT BENEFITS (continued):

Included in the above benefits and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	2008			2007
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
Benefit obligations	$—	$(7,161)	$(7,161)	$(83,750)	$(9,848)	$(93,598)
Fair value of plan assets	—	—	—	83,460	—	83,460
Funded status — plan deficit	$—	$(7,161)	$(7,161)	$(290)	$(9,848)	$(10,138)

Amounts recognized in the consolidated balance sheets are as follows:

	2008			2007
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
Deferred pension charges	$3,034	$(119)	$2,915	$3,149	$(114)	$3,035
Accrued benefit liability	(1,047)	(8,784)	(9,831)	(1,675)	(7,981)	(9,656)
Net amount recognized	$1,987	$(8,903)	$(6,916)	$1,474	$(8,095)	$(6,621)

Components of the net benefit costs are as follows:

	2008
	Pension benefits	Post-retirement benefits	Total
Service costs	$5,348	$347	$5,695
Interest costs	5,313	548	5,861
Actual return on plan assets	14,487	—	14,487
Current actuarial gain	(29,230)	(3,468)	(32,698)
Elements of net benefit cost adjustments to recognize the long-term nature and valuation allowance	(4,082)	(2,573)	(6,655)
Difference between actual and expected return on plan assets	(21,188)	—	(21,188)
Deferral of current actuarial gain	29,230	3,468	32,698
Amortization of previously deferred actuarial loss	62	94	156
Other	—	(67)	(67)
Total adjustments to recognize the long-term nature of benefit costs	8,104	3,495	11,599
Net benefit costs	$4,022	$922	$4,944

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

23.          PENSION PLANS AND POSTRETIREMENT BENEFITS (continued):

	2007
	Pension benefits	Post-retirement benefits	Total
Service costs	$6,217	$375	$6,592
Interest costs	4,730	504	5,234
Actual return on plan assets	(1,084)	—	(1,084)
Current actuarial gain	(6,574)	(855)	(7,429)
Elements of net benefit cost adjustments to recognize the long-term nature and valuation allowance	3,289	24	3,313
Difference between actual and expected return on plan assets	(5,311)	—	(5,311)
Deferral of current actuarial gain	6,574	855	7,429
Amortization of previously deferred actuarial loss	62	141	203
Other	—	(67)	(67)
Total adjustments to recognize the long-term nature of benefit costs	1,325	929	2,254
Net benefit costs	$4,614	$953	$5,567

	2006
	Pension benefits	Post-retirement benefits	Total
Service costs	$5,876	$355	$6,231
Interest costs	4,265	403	4,668
Actual return on plan assets	(13,616)	—	(13,616)
Current actuarial (gain) loss	(1,220)	1,309	89
Elements of net benefit cost adjustments to recognize the long-term nature and valuation allowance	(4,695)	2,067	(2,628)
Difference between actual and expected return on plan assets	8,388	—	8,388
Deferral of current actuarial gain (loss)	1,220	(1,309)	(89)
Amortization of previously deferred actuarial loss	(676)	135	(541)
Other	—	(67)	(67)
Total adjustments to recognize the long-term nature of benefit costs	8,932	(1,241)	7,691
Net benefit costs	$4,237	$826	$5,063

The expense related to defined contribution pension plans amounts to $5.7 million in 2008 ($5.2 million in 2007 and $4.8 million in 2006).

The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, totaled $9.7 million for the year ended December 31, 2008 ($9.8 million in 2007 and $7.5 million in 2006).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

23.          PENSION PLANS AND POSTRETIREMENT BENEFITS (continued):

The weighted average rates used in measuring the Company’s benefit obligations as at December 31, 2008, 2007 and 2006 and current periodic costs are as follows:

	2008	2007	2006
Benefit obligations:

Rates at end of year:
Discount rate	7.50%	5.50%	5.00%
Expected return on plan assets(1)	7.25	7.25	7.25
Rate of compensation increase	3.75	3.75	3.50

Current periodic costs:

Rates at beginning of year:
Discount rate	5.50%	5.00%	5.00%
Expected return on plan assets(1)	7.25	7.25	7.50
Rate of compensation increase	3.75	3.50	3.50

(1)                                  After management and professional fees.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 8.6% at the end of 2008. The cost, as per an estimate, is expected to decrease gradually for the next seven years to 5% and remain at that level thereafter. A one-percentage point change in the assumed health care cost trend would have the following effects:

	Post-retirement benefits
Sensitivity analysis	1% Increase	1% Decrease
Effect on benefit cost	$1	$(1)
Effect on benefit obligations	21	(18)

24.                               SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES:

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements of income, comprehensive income and shareholder’s equity:

(a)          Consolidated statements of income

	2008	2007	2006
Net income as per Canadian GAAP	$395,442	$325,692	$183,691
Adjustments:
Push-down basis of accounting (i)	(10,607)	(5,249)	(6,253)
Development and pre-operating costs (iii)	1,963	1,522	(1,454)
Change in the fair value and ineffective portion of derivative financial instruments (v)	(5,432)	5,006	(8,185)
Share-based compensation (vi)	1,800	(1,900)	(900)
Income taxes (vii)	(8,128)	(1,354)	1,866
	(20,404)	(1,975)	(14,926)
Net income as adjusted per U.S. GAAP	$375,038	$323,717	$168,765

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

24.                               SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued):

(b)         Consolidated statements of comprehensive income

	2008	2007	2006
Comprehensive income as per Canadian GAAP	$375,646	$340,836	$183,691
Adjustments to net income as per (a) above	(20,404)	(1,975)	(14,926)
Adjustments to other comprehensive income:
Pension and postretirement benefits (iv)	11,598	2,254	153
Derivative financial instruments (v)	4,674	302	1,963
Income taxes (vii)	(3,705)	(851)	(1,704)
	12,567	1,705	412
Comprehensive income as per U.S. GAAP	$367,809	$340,566	$169,177

Accumulated other comprehensive loss as at December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
Accumulated comprehensive loss as per Canadian GAAP	$(27,098)	$(7,302)	$—
Adjustments:
Pension and postretirement benefits (iv)	9,359	(2,239)	(4,493)
Derivative financial instruments (v)	4,976	302	(31,624)
Income taxes (vii)	(3,223)	482	10,511
	11,112	(1,455)	(25,606)
Accumulated other comprehensive loss as per U.S. GAAP	$(15,986)	$(8,757)	$(25,606)

(c)          Consolidated Shareholder’s Equity

	2008	2007
Shareholder’s equity based on Canadian GAAP	$403,654	$259,110
Cumulative adjustments:
Push-down basis of accounting (i)	4,479,048	4,487,655
Goodwill impairment (ii)	(2,276,627)	(2,274,627)
Development and pre-operating costs (iii)	(661)	(2,624)
Pension and postretirement benefits (iv)	9,359	(2,239)
Derivative financial instruments and hedging accounting (v)	4,194	4,952
Share-based compensation (vi)	(1,000)	(2,800)
Income taxes (vii)	8,627	6,426
Shareholder’s equity based on U.S. GAAP	$2,626,594	$2,475,853

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

24.                               SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued):

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

As at December 31, 2008, the push-down resulted in an increase in fixed assets of $85.0 million, an increase in goodwill of $2,141.8 million, an increase in future income tax liability of $24.4 million, an increase in contributed surplus of $4,577.0 million, an increase in the deficit of $2,373.8 million and an increase in other comprehensive loss of $0.8 million.

(ii)                                  Goodwill impairment:

The accounting requirements for goodwill under Canadian GAAP and U.S. GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under U.S. GAAP, an impairment loss recognized as a result of a transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”.

(iii)                               Development and pre-operating costs:

Under Canadian GAAP, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Under U.S. GAAP, these costs must be included in income as incurred.

(iv)                              Pension and postretirement benefits:

Under U.S. GAAP, SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans requires the recognition of the over- or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive income (loss).

Under Canadian GAAP, a company is not required to recognize the over- or under-funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

(v)                                 Derivative financial instruments and hedging accounting:

Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and, therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

(vi)                              Stock-based compensation:

Under U.S. GAAP, in accordance with SFAS 123(R), Share-Based Payment, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of the fair values.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

24.                               SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued):

(vii)                           Income taxes:

Under U.S. GAAP, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of SFAS 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Under Canadian GAAP, there is no such interpretation and, therefore, the reserve related to income tax contingencies is not based on the same level of likelihood as prescribed by FIN 48.

Further, under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP measurement is based on enacted tax rates.

During the years ended December 31, 2008 and 2007, the Company and a subsidiary entered into tax consolidation transactions with a parent company by which tax losses have been transferred between the parties. Under Canadian GAAP, those transactions resulted in the recognition of a deferred credit, included in accounts payable and accrued charges, of $14.0 million and $5.7 million, respectively. Under U.S. GAAP, since those transactions are related to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid is recognized in contributed surplus.

(viii)                        Fair value measurements:

On January 1, 2008, the Company adopted the provisions of SFAS 157, Fair Value Measurements which enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS-157-1, Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement No. 13, which removes certain leasing transactions from the scope of SFAS 157. The FASB also issued FSP FAS 157-2, Effective Date of SFAS 157, which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its consolidated financial statements upon full adoption in 2009.

(ix)                                Business combinations and non-controlling interest:

In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (SFAS 141R), and SFAS 160, Non-controlling Interests in Consolidated Financial Statements (SFAS 160), to improve and internationally converge the accounting for business combinations, the reporting of non-controlling interests in consolidated financial statements, the accounting and reporting standards for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008, and SFAS 160 will be effective as of the beginning of 2009. The Company is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.

(x)                                   Guaranteed debt:

The consolidated information below has been presented in accordance with the requirements of the Securities and Exchange Commission for guarantor financial statements.

The Company’s Senior Notes due 2014, 2015 and 2018 described in note 14 are guaranteed by specific subsidiaries of the Company (the “Subsidiary Guarantors”). The accompanying condensed consolidated financial information as at December 31, 2008 and 2007 and for the years ended 2008, 2007 and 2006 has been prepared in accordance with U.S. GAAP. The information under the column headed “Subsidiary Guarantors” is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed “Videotron Ltd.” Each Subsidiary Guarantor is wholly-owned by the Company. All guarantees are full and unconditional and joint and several (to the extent permitted by applicable law).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

24.                               SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued):

(x)                                   Guaranteed debt (Continued):

The subsidiaries included under the column “Subsidiary Guarantors” are CF Cable TV Inc., Videotron US Inc., 9193-2962 Québec Inc. and Le SuperClub Vidéotron Ltée, and its subsidiary, Groupe de Divertissement SuperClub Inc.

The “Subsidiary Non-Guarantors” is SETTE Inc.

Revision of U.S. GAAP Guarantors Financial Statements Relating to valuation of investments

The Company revised the value of its investments in “Subsidiary Guarantors” and in “Subsidiary Non-Guarantors”, in order to conform fully to the equity method of accounting. These changes affected only the columns titled “Videotron Ltd.” and “Adjustments and Eliminations”.

The following 2007 and 2006 U.S. GAAP financial information from the consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets have been revised to reflect this change.

For the year ended December 31, 2007, equity income from subsidiaries under the Videotron Ltd. column was increased by $25.6 million to $29.9 million ($11.9 million to $23.3 million for 2006) and an offsetting adjustment was recorded in the Adjustments and eliminations column.

Other assets and shareholder’s equity under the Videotron Ltd. column, as at December 31, 2007, were increased by $795.0 million to $854.6 million and $2,475.9 million, respectively. Offsetting adjustments were recorded in the Adjustments and eliminations column.

Consolidated Statement of Income

In accordance with United States GAAP

For the year ended December 31, 2008

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated
Revenues	$1,528,224	$271,213	$7,008	$(1,782)	$1,804,663
Direct costs and operating expenses	827,346	174,945	4,473	(1,782)	1,004,982
Amortization	193,996	30,417	1,207	(33)	225,587
Financial expenses	88,947	2,001	(24)	—	90,924
Loss on valuation and translation of financial instruments	30,105	—	—	—	30,105
Other	—	586	—	—	586
Income before the undernoted	387,830	63,264	1,352	33	452,479
Income taxes	67,335	9,539	419	—	77,293
	320,495	53,725	933	33	375,186
Equity income from subsidiaries	54,543	206	—	(54,749)	—
Non-controlling interest	—	—	—	(148)	(148)
Net income (loss)	$375,038	$53,931	$933	$(54,864)	$375,038

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

24.                               SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued):

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2008

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated
Cash flows related to operating activities:
Net income (loss)	$375,038	$53,931	$933	$(54,864)	$375,038
Adjustments:
Amortization of fixed assets	192,759	30,234	1,207	(33)	224,167
Amortization of other assets	20,692	8,062	—	—	28,754
Impairment of goodwill	—	2,000	—	—	2,000
Loss (gain) on disposal of fixed assets	1,514	(1,094)	30	—	450
Loss on valuation and translation financial instruments	25,109	—	—	—	25,109
Amortization of financing costs and debt premium or discount	1,623	—	—	—	1,623
Future income taxes	67,335	8,958	(71)	—	76,222
Equity income from subsidiaries	(54,543)	(206)	—	54,749	—
Other	18,151	—	—	148	18,299
Net change in non-cash balances related to operating activities	(35,830)	(3,426)	(144)	(3)	(39,403)
	611,848	98,459	1,955	(3)	712,259
Cash flows related to investing activities:
Acquisition of fixed assets	(363,939)	(39,564)	(1,256)	—	(404,759)
Acquisition of shares of a company under common control	110,000	(170,000)	—	—	(60,000)
Acquisition of a company under common control	(554,564)	(554,549)	—	554,564	(554,549)
Acquisition of tax deductions from the ultimate parent company	(18,378)	—	—	—	(18,378)
Dividends	110,187	66	(300)	(110,000)	(47)
Other	(13,032)	5,408	—	1,412	(6,212)
	(729,726)	(758,639)	(1,556)	445,976	(1,043,945)
Cash flows related to financing activities:
Net change in bank indebtedness	(3,831)	—	—	(2,061)	(5,892)
Net borrowings under bank credit facility	59,949	—	—	—	59,949
Issuance of long-term debt, net of financing costs	447,629	—	—	—	447,629
Subordinated loan from parent company	(110,000)	170,000	—	—	60,000
Issuance of shares	—	556,919	—	(556,919)	—
Dividends	(110,000)	(22,944)	—	22,944	(110,000)
Reduction in paid-up capital	(120,000)	(88,000)	—	88,000	(120,000)
Advance (to) from an affiliated company	(45,869)	45,869	—	—	—
	117,878	661,844	—	(448,036)	331,686
Net change in cash and cash equivalents	—	1,664	399	(2,063)	—
Cash and cash equivalents, beginning of year	—	314	557	(871)	—
Cash and cash equivalents, end of year	$—	$1,978	$956	$(2,934)	$—

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

24.                               SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued):

Consolidated Balance Sheet

In accordance with United States GAAP

As at December 31, 2008

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$95	$2,003	$1,010	$(3,108)	$—
Accounts receivable	154,145	9,359	871	—	164,375
Amounts receivable from affiliated companies	145,053	110,456	1,065	(240,963)	15,611
Income taxes	163	—	—	26	189
Inventories and prepaid expenses	55,873	4,128	51	—	60,052
Future income taxes	34,884	1,367	—	—	36,251
	390,213	127,313	2,997	(244,045)	276,478
Investments	1,758,542	296,458	—	—	2,055,000
Fixed assets	1,430,013	262,442	5,326	(292)	1,697,489
Future income taxes	—	1,038	—	—	1,038
Derivative financial instruments	124,187	—	—	—	124,187
Other assets	1,377,817	560,654	—	(1,356,642)	581,829
Goodwill	1,903,756	438,236	—	233,711	2,575,703
	$6,984,528	$1,686,141	$8,323	$(1,367,268)	$7,311,724
Liabilities and Shareholder’s Equity
Current liabilities:
Bank indebtedness	$6,642	$25	$54	$(3,108)	$3,613
Accounts payable and accrued charges	280,729	47,135	973	(137)	328,700
Amounts payable to affiliated companies	128,103	132,063	13	(240,821)	19,358
Deferred revenue	123,087	41,692	—	—	164,779
Income taxes	(16)	998	309	26	1,317
	538,545	221,913	1,349	(244,040)	517,767
Long-term debt	1,804,003	—	—	—	1,804,003
Subordinated loan to parent company	1,760,000	295,000	—	—	2,055,000
Derivative financial instruments	45,688	—	—	—	45,688
Future income taxes	198,614	51,358	363	—	250,335
Other liabilities	11,084	206	—	1,047	12,337
	4,357,934	568,477	1,712	(242,993)	4,685,130
Shareholder’s Equity:
Capital stock	1	701,735	25	(701,760)	1
Contributed surplus	5,118,353	792,495	488	(792,983)	5,118,353
(Deficit) retained earnings	(2,475,774)	(375,534)	6,098	369,436	(2,475,774)
Accumulated other comprehensive loss	(15,986)	(1,032)	—	1,032	(15,986)
	2,626,594	1,117,664	6,611	(1,124,275)	2,626,594
	$6,984,528	$1,686,141	$8,323	$(1,367,268)	$7,311,724

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

24.                               SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued):

Consolidated Statement of Income

In accordance with United States GAAP

For the year ended December 31, 2007

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated
	(Revised)			(Revised)
Revenues	$1,291,726	$256,651	$6,602	$(1,779)	$1,553,200
Direct costs and operating expenses	729,005	181,435	4,150	(1,779)	912,811
Amortization	187,372	28,208	1,164	(33)	216,711
Financial expenses	66,378	9,769	—	—	76,147
Gain on valuation and translation of financial instruments	(14,101)	—	—	—	(14,101)
Dividend income from related companies	—	(7,092)	—	7,092	—
Impairment of goodwill	—	5,425	—	—	5,425
Income (loss) before the undernoted	323,072	38,906	1,288	(7,059)	356,207
Income taxes	29,220	2,892	205	—	32,317
	293,852	36,014	1,083	(7,059)	323,890
Equity income from subsidiaries	29,865	241	—	(30,106)	—
Non-controlling interest	—	—	—	(173)	(173)
Net income (loss)	$323,717	$36,255	$1,083	$(37,338)	$323,717

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

24.                               SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued):

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2007

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated
	(Revised)			(Revised)
Cash flows related to operating activities:
Net income (loss)	$323,717	$36,255	$1,083	$(37,338)	$323,717
Adjustments:
Amortization of fixed assets	185,368	28,031	1,164	(33)	214,530
Amortization of other assets	13,363	8,072	—	—	21,435
Impairment of goodwill	—	5,425	—	—	5,425
Loss on disposal of fixed assets	2,391	777	77	—	3,245
Gain on valuation and translation financial instruments	(15,516)	—	—	—	(15,516)
Amortization of financing costs and debt premium or discount	441	—	—	—	441
Future income taxes	29,228	2,932	90	—	32,250
Equity income from subsidiaries	(29,865)	(241)	—	30,106	—
Other	(524)	2,360	—	173	2,009
Net change in non-cash balances related to operating activities	(26,927)	(6,065)	(98)	(1,917)	(35,007)
	481,676	77,546	2,316	(9,009)	552,529
Cash flows related to investing activities:
Acquisition of fixed assets	(292,541)	(36,419)	(3,032)	1,917	(330,075)
Acquisition of shares of a company under common control	(1,870,000)	(125,000)	—	—	(1,995,000)
Acquisition of tax deductions from the ultimate parent company	(12,763)	(2,100)	—	—	(14,863)
Decrease in temporary investments	—	—	987	—	987
Net change in investment in a subsidiary	330,733	—	—	(330,733)	—
Dividends	4,000	(4,000)	—	—	—
Advance from (to) an affiliated company	65,000	(65,000)	—	—	—
Other	2,125	(945)	1	—	1,181
	(1,773,446)	(233,464)	(2,044)	(328,816)	(2,337,770)
Cash flows related to financing activities:
Net change in bank indebtedness	(8,489)	—	—	(476)	(8,965)
Net borrowings under bank credit facility	98,721	—	—	—	98,721
Subordinated loan from parent company	1,870,000	125,000	—	—	1,995,000
Repayment of subordinated loan to parent company	—	(25,969)	—	25,969	—
Reduction in paid-up capital	(299,550)	(145,816)	—	145,816	(299,550)
Redemption of shares	(65,000)	65,000	—	—	—
Dividends	(7,092)	(158,948)	—	166,040	—
Advance (to) from an affiliated company	(296,855)	296,855	—	—	—
Other	35	—	—	—	35
	1,291,770	156,122	—	337,349	1,785,241
Net change in cash and cash equivalents	—	204	272	(476)	—
Cash and cash equivalents, beginning of year	—	110	285	(395)	—
Cash and cash equivalents, end of year	$—	$314	$557	$(871)	$—

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

24.                               SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued):

Consolidated Balance Sheet

In accordance with United States GAAP

As at December 31, 2007

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated
	(Revised)			(Revised)
Assets
Current assets:
Cash and cash equivalents	$493	$315	$583	$(1,391)	$—
Accounts receivable	150,597	9,234	1,535	—	161,366
Amounts receivable from affiliated companies	80,792	59,490	165	(107,604)	32,843
Income taxes	199	21	—	—	220
Inventories and prepaid expenses	49,161	6,579	21	—	55,761
Future income taxes	26,866	5,599	7	—	32,472
	308,108	81,238	2,311	(108,995)	282,662
Investments	1,870,000	125,000	—	—	1,995,000
Fixed assets	1,246,995	254,035	5,658	(325)	1,506,363
Future income taxes	—	2,970	—	—	2,970
Other assets	854,568	7,383	—	(854,835)	7,116
Goodwill	1,903,756	440,117	—	233,711	2,577,584
	$6,183,427	$910,743	$7,969	$(730,444)	$6,371,695
Liabilities and Shareholder’s Equity
Current liabilities:
Bank indebtedness	$10,869	$1	$26	$(1,391)	$9,505
Accounts payable and accrued charges	235,515	31,755	653	(126)	267,797
Amounts payable to affiliated companies	134,168	50,691	676	(107,475)	78,060
Deferred revenue	113,510	38,302	116	—	151,928
Income taxes	34	(10)	95	—	119
	494,096	120,739	1,566	(108,992)	507,409
Long-term debt	946,236	—	—	—	946,236
Subordinated loan to parent company	1,870,000	125,000	—	—	1,995,000
Derivative financial instruments	245,556	—	—	—	245,556
Future income taxes	139,857	48,429	435	—	188,721
Other liabilities	11,829	144	—	947	12,920
	3,707,574	294,312	2,001	(108,045)	3,895,842
Shareholder’s Equity:
Capital stock	46,177	232,817	25	(232,842)	46,177
Contributed surplus	5,178,143	792,495	488	(792,983)	5,178,143
(Deficit) retained earnings	(2,739,710)	(407,463)	5,455	402,008	(2,739,710)
Accumulated other comprehensive loss	(8,757)	(1,418)	—	1,418	(8,757)
	2,475,853	616,431	5,968	(622,399)	2,475,853
	$6,183,427	$910,743	$7,969	$(730,444)	$6,371,695

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

24.                               SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued):

Consolidated Statement of Income

In accordance with United States GAAP

For the year ended December 31, 2006

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated
	(Revised)			(Revised)
Revenues	$1,066,286	$241,527	$5,610	$(1,158)	$1,312,265
Direct costs and operating expenses	631,230	169,000	4,163	(1,158)	803,235
Amortization	170,246	25,448	674	(33)	196,335
Financial expenses	61,973	19,806	—	—	81,779
Loss on valuation and translation of financial instruments	5,992	—	—	—	5,992
Dividend income from related companies	—	(13,170)	—	13,170	—
Income (loss) before the undernoted	196,845	40,443	773	(13,137)	224,924
Income taxes	51,350	4,492	231	—	56,073
	145,495	35,951	542	(13,137)	168,851
Equity income from subsidiaries	23,270	119	—	(23,389)	—
Non-controlling interest	—	—	—	(86)	(86)
Net income (loss)	$168,765	$36,070	$542	$(36,612)	$168,765

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Years ended December 31, 2008, 2007 and 2006

(tabular amounts are in thousands of Canadian dollars)

24.                               SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND THE UNITED STATES (Continued):

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2006

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated
	(Revised)			(Revised)
Cash flows related to operating activities:
Net income (loss)	$168,765	$36,070	$542	$(36,612)	$168,765
Adjustments:
Amortization of fixed assets	168,910	25,288	674	(33)	194,839
Amortization of other assets	10,506	7,329	—	—	17,835
Loss on disposal of fixed assets	700	167	549	—	1,416
Loss on valuation and translation financial instruments	4,880	—	—	—	4,880
Amortization of financing costs and debt premium or discount	432	—	—	—	432
Future income taxes	51,997	4,482	33	—	56,512
Equity income from subsidiaries	(23,270)	(119)	—	23,389	—
Other	1,129	1,240	—	86	2,455
Net change in non-cash balances related to operating activities	(40,490)	28,593	95	2,509	(9,293)
	343,559	103,050	1,893	(10,661)	437,841
Cash flows related to investing activities:
Acquisition of fixed assets	(260,720)	(37,665)	(1,793)	(2,451)	(302,629)
Net decrease (increase) in temporary investments	40,000	—	(491)	—	39,509
Dividends	19,000	(19,000)	—	—	—
Other	514	283	—	—	797
	(201,206)	(56,382)	(2,284)	(2,451)	(262,323)
Cash flows related to financing activities:
Net change in bank indebtedness	18,865	—	—	(395)	18,470
Net borrowings under bank credit facility	49,000	—	—	—	49,000
Repayment of subordinated loan to parent company	(150,000)	—	—	—	(150,000)
Issuance of shares	111,536	—	—	—	111,536
Transfer of Additional Amount payable to parent company	(111,536)	—	—	—	(111,536)
Reduction in paid-up capital	(108,749)	—	—	—	(108,749)
Dividends	(23,170)	—	—	13,170	(10,000)
Advance from (to) an affiliated company	47,094	(47,036)	—	(58)	—
Other	(938)	—	—	—	(938)
	(167,898)	(47,036)	—	12,717	(202,217)
Net change in cash and cash equivalents	(25,545)	(368)	(391)	(395)	(26,699)
Cash and cash equivalents, beginning of year	25,545	478	676	—	26,699
Cash and cash equivalents, end of year	$—	$110	$285	$(395)	$—

25.                               SUBSEQUENT EVENTS:

(a)                                  In January and February 2009, the Company paid dividends to its parent company, Quebecor Media Inc., for total cash distributions of $55.0 million.

(b)                                 On January 9, 2009, CF Cable TV Inc., a wholly-owned subsidiary of the Company, increased the subordinated loan by $190.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 9, 2024. On the same day, CF Cable TV Inc. invested the total proceeds of $190.0 million into 190,000 preferred shares, Series B, of 9101-0835 Québec Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

26.          Event (Unaudited) Subsequent to the Date of the Report of Independent Registered Public Accounting Firm:

On March 5, 2009, the Company issued US$260.0 million in aggregate principal amount of Senior Notes at a discount price of 98.625% for net proceeds of US$256.4 million, before financing fees of US$5.3 million.  These Notes bear interest at a rate of 9.125% for an effective interest rate of 9.35% payable every six months on June 15 and December 15, and mature on April 15, 2018.  The Notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, pay dividends and make other distributions, and are unsecured.  The Senior Notes are guaranteed by specific subsidiaries of the Company.  These Notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2013, at a decreasing premium.