Form 20-F
period 2009-12-31
VIDEOTRON LTEE
filed 2010-03-16
CIK 890746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

All references in this annual report to “Videotron” or “our company”, as well as use of the terms “we”, “us”, “our” or similar terms, are references to Videotron Ltd. and, unless the context otherwise requires, its consolidated subsidiaries. All references in this annual report to “Quebecor Media” are to our parent company Quebecor Media Inc., and all references to “TVA Group” are to TVA Group Inc., a subsidiary of Quebecor Media. In this annual report, all references to the “CRTC” are references to The Canadian Radio-television and Telecommunications Commission.

All references in this annual report to our “Senior Notes” are to, collectively, our issued and outstanding 6  7/8% Senior Notes due January 15, 2014, our 6  3/8% Senior Notes due December 15, 2015, our 9  1/8% Senior Notes due 2018 and, unless otherwise specified, our 7  1/8% Senior Notes due 2020 which were issued on January 13, 2010 (after the end of the fiscal year covered by this annual report).

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and accounting principles generally accepted in the United States, or U.S. GAAP, as they relate to our financial statements, see Note 23 to our audited consolidated financial statements which are included under “Item 17. Financial Statements” in this annual report. We state our financial statements in Canadian dollars. In this annual report, references to Canadian dollars, Cdn$ or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.

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

You should note our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure. We provide a reconciliation of operating income to net income (loss) under Canadian GAAP and U.S. GAAP in footnote 9 under “Item 3. Key Information – Selected Financial Data”.

In this annual report, we also use the measure long-term debt, excluding QMI subordinated loans, as a supplemental measure of our indebtedness. Long-term debt, excluding QMI subordinated loans, is not a measure that is required by or recognized under Canadian GAAP or U.S. GAAP. We define long-term debt, excluding QMI subordinated loans, as our long-term debt excluding subordinated loans that we enter into with our parent, Quebecor Media. Long-term debt does not include the carrying value of liabilities related to derivative financial instruments. We believe that long-term debt, excluding QMI subordinated loans, is, from the perspective of a holder of our Senior Notes, a meaningful measure of our long-term debt because the QMI subordinated loans are subordinated in right of payment to the prior payment in full of our senior indebtedness, including the Senior Notes, and because the proceeds of our QMI subordinated loans were invested in retractable preferred shares of Quebecor Media as part of back-to-back transactions to reduce our income tax obligations. Long-term debt, excluding QMI subordinated loans, is not intended to be, and should not be, regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with Canadian GAAP or U.S. GAAP. We provide a reconciliation of long-term debt, excluding QMI subordinated loans, to long-term debt under Canadian GAAP and U.S. GAAP in footnote 8 under “Item 3. Key Information – Selected Financial Data”.

Unless otherwise indicated, information provided in this annual report, including all operating data, is as of December 31, 2009.

INDUSTRY AND MARKET DATA

Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the CRTC, as a source of Canadian data, and NCTA, A.C. Nielsen Media Research and Kagan Research LLC, as sources of U.S. data. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Penetration and market share data contained in this annual report is generally based on sources published in the fourth quarter of 2009.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period noon rates published by the Bank of Canada. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the rates published by the Bank of Canada for Canadian dollars per US$1.00. On March 11, 2010, the noon rate was Cdn$1.00 equals US$0.9742. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate.

Year Ended:	Average (1)	High	Low	Period End

December 31, 2009	0.8757	0.9716	0.7692	0.9555
December 31, 2008	0.9381	1.0289	0.7711	0.8166
December 31, 2007	0.9304	1.0905	0.8437	1.0120
December 31, 2006	0.8818	0.9099	0.8528	0.8581
December 31, 2005	0.8253	0.8690	0.7872	0.8577

Month Ended:	Average (2)	High	Low	Period End

March 2010 (through March 11, 2009)	0.9711	0.9763	0.9596	0.9742
February 28, 2010	0.9462	0.9597	0.9316	0.9500
January 31, 2010	0.9588	0.9755	0.9384	0.9390
December 31, 2009	0.9484	0.9611	0.9334	0.9555
November 30, 2009	0.9438	0.9560	0.9282	0.9457
October 31, 2009	0.9480	0.9716	0.9221	0.9282
September 30, 2009	0.9244	0.9422	0.9038	0.9327

(1)	The average of the exchange rates for all days during the applicable year.
(2)	The average of the exchange rates for all days during the applicable month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•

our ability to successfully build and deploy our new wireless services network on the timeline we are currently targeting and to implement successfully our strategy of becoming a facilities-based wireless provider;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

•

unanticipated higher capital spending required to deploy our new wireless services network or to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labor disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

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

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

A- Selected Financial Data

The following table presents selected consolidated financial information for our business for each of the years 2005 through 2009. We derived this selected financial information from our consolidated financial statements. Our consolidated balance sheets as at December 31, 2009 and 2008 and consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for each of the years in the three year period ended December 31, 2009 are included in this annual report. The consolidated financial statements before the effects of the adjustments to retrospectively apply the change in accounting described in footnote 2 below for the year ended December 31, 2007 have been audited by KPMG LLP, an independent registered public accounting firm, except for the adjustments related to the restatements described in note 1(b) and 23(viii) of the 2009 consolidated financial statements that were applied to restate the 2007 consolidated financial statements. KPMG LLP’s report on these consolidated financial statements is included in this annual report. The consolidated financial statements as at and for the years ended December 31, 2009 and 2008 have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on these consolidated financial statements is included in this annual report. The selected consolidated statement of income data for the years ended December 31, 2006 and 2005 and the consolidated balance sheet data as at December 31, 2007, 2006 and 2005 which are presented below are derived from our audited consolidated financial statements, audited by KPMG LLP before the effects of the adjustments to retrospectively apply the change in accounting described in footnote 2 below, not included in this annual report, except for the adjustments related to the restatements described in note 1(b) and 23(viii) of the 2009 consolidated financial statements that were applied. The information presented below the caption “Operating Data” is not derived from our consolidated financial statements and is unaudited. The information presented below the caption “Other Financial Data” is unaudited except for cash flows and capital expenditures for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, which have been derived from our consolidated financial statements. All information contained in the following tables should be read in conjunction with our consolidated financial statements, the notes related to those financial statements and the section entitled “Item 5. Operating and Financial Review and Prospects”. Our historical results are not necessarily indicative of our future financial condition or results of operations.

Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 23 to our audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 included under “Item 17. Financial Statements” in this annual report.

Year Ended December 31
2009	2008 (2)	2007 (1) (2)	2006 (2)	2005 (2) (3)
(restated)	(restated)	(restated)	(restated)
(dollars in thousands)
AMOUNTS UNDER CANADIAN GAAP
Consolidated Statement of Income Data:
Operating revenues:
Cable television	$875,550	$809,891	$735,832	$677,273	$618,346
Internet	574,180	499,627	422,448	345,075	270,791
Cable telephony	353,773	286,063	195,477	107,357	21,088
Wireless telephony	41,422	31,630	17,717	1,208	—
Business solutions	58,326	63,592	70,189	74,352	78,409
Video stores	31,512	57,015	59,956	55,585	55,146
Other	66,397	56,388	50,987	48,745	36,626

Total operating revenues	2,001,160	1,804,206	1,552,606	1,309,595	1,080,406

Direct cost and operating expenses	1,028,228	1,006,325	910,317	799,665	668,621
Amortization	241,164	213,043	204,167	183,791	165,500
Financial expenses(3)(4)(5)	80,237	95,920	77,562	81,779	65,796
Gain (loss) on valuation and translation of derivative instruments	(44,060)	19,677	(10,510)	(2,193)	8,941
Impairment of goodwill and other items	(2,057)	(1,414)	5,425	—	—
Income taxes expense (recovery)	100,649	73,630	38,845	63,778	69,459
Non-controlling interest in a subsidiary	102	148	173	86	102

Net income	596,897	$396,877	$326,627	$182,689	$101,987

Consolidated Balance Sheet Data (at year end):
Cash and cash equivalents	$150,309	—	—	—	$26,699
Total assets	$4,690,609	$5,105,279	$4,150,158	$1,983,893	$1,976,574
Long-term debt, excluding QMI subordinated loans(6)(7)(8)	1,592,321	1,807,997	950,988	1,021,170	971,697
QMI subordinated loans(6)(7)(8)	1,260,000	2,055,000	1,995,000	—	150,000
Share capital	1	1	46,177	345,727	342,940
Shareholder’s equity	701,269	403,176	257,197	246,733	75,659
Cash dividends declared and reductions of paid-up capital	303,000	230,000	299,550	118,749	255,653

Year Ended December 31
2009	2008 (2)	2007 (1) (2)	2006 (2)	2005 (2) (3)
(restated)	(restated)	(restated)	(restated)
(dollars in thousands, except ARPU and ratio)
Other Financial Data
Operating income(9)	$972,932	$797,881	$642,289	$509,930	$411,785
Operating income margin(9)	48.6%	44.2%	41.4%	39.0%	38.1%
Cash flows from operating activities	888,383	712,259	552,529	437,841	385,377
Cash flows provided (used) by investing activities	248,105	(1,043,945)	(2,337,770)	(262,323)	(273,149)
Cash flows provided by (used in) financing activities	(986,179)	331,686	1,785,241	(202,217)	(117,940)
Capital expenditures(10)	523,850	418,121	330,075	302,629	219,865

Operating Data (unaudited):
Homes passed(11)	2,575,315	2,542,859	2,497,403	2,457,213	2,419,335
Basic cable customers(12)	1,777,025	1,715,616	1,638,097	1,572,411	1,506,113
Basic cable penetration(13)	69.0%	67.5%	65.6%	64.0%	62.3%
Digital customers	1,084,100	927,322	768,211	623,646	474,629
Digital penetration(14)	61.0%	54.1%	46.9%	39.7%	31.5%
Cable Internet customers	1,170,570	1,063,847	932,989	791,966	637,971
Cable Internet penetration(13)	45.5%	41.8%	37.4%	32.2%	26.4%
Cable telephony customers	1,014,038	851,987	636,352	397,830	162,979
Cable telephony penetration(13)	39.4%	33.5%	25.5%	16.2%	6.7%
ARPU(15)	$88.21	$81.17	$71.52	$61.43	$51.86
Ratio of earnings to fixed charges(16)	5.3	x	4.7	x	5.2	x	3.9	x	3.8	x

	Year Ended December 31
	2009		2008		2007		2006		2005 (3)
									(restated)
	(dollars in thousands)
AMOUNTS UNDER U.S. GAAP
Consolidated Statement of Income Data:
Operating revenues:
Cable television	$878,903		$810,131		$736,179		$677,970		$621,493
Internet	575,818		499,712		422,585		345,112		272,926
Cable telephony	358,146		286,195		195,587		109,293		21,983
Wireless telephony	41,422		31,630		17,717		1,208		—
Business solutions	58,326		63,592		70,189		74,352		78,409
Video stores	31,512		57,015		59,956		55,585		55,146
Other	66,397		56,388		50,987		48,745		36,626

Total operating revenues	2,010,524		1,804,663		1,553,200		1,312,265		1,086,583

Direct cost and operating expenses	1,043,372		1,004,982		912,811		803,235		674,798
Amortization	252,153		225,587		216,711		196,335		177,415
Financial expenses(3)(4)(5)	80,237		90,924		76,147		81,779		65,796
Loss (gain) on valuation and translation of derivative instruments	(20,750)		30,105		(14,101)		5,992		9,361
Impairment of goodwill and other items	1,300		586		5,425		—		—
Income taxes expenses (recovery)	100,353		77,293		32,317		56,073		60,408
Non-controlling interest in a subsidiary	102		148		173		86		102

Net income	$553,757		$375,038		$323,717		$168,765		$98,703

Consolidated Balance Sheet Data (at year end):
Cash and cash equivalents	$—		—		—		—		$26,699
Total assets	6,872,158		$7,311,709		$6,371,695		$4,222,810		4,225,866
Long-term debt, excluding QMI subordinated loans (6)(7)(8)	1,614,666		1,804,003		946,236		1,007,557		958,433
QMI subordinated loans(6)(7)(8)	1,260,000		2,055,000		1,995,000		—		150,000
Share capital	1		1		46,177		345,727		342,940
Shareholder’s equity	2,871,224		2,626,578		2,475,853		2,429,137		2,273,593
Cash dividends declared and reductions of paid-up capital	$303,000		230,000		$299,550		$118,749		$255,653

	Year Ended December 31
	2009		2008		2007		2006		2005 (3)
									(restated)
	(dollars in thousands, except ratio)
Other Financial Data
Operating income(9)	$967,152		$799,681		$640,389		$509,030		$411,785
Operating income margin(9)	48.1%		44.3%		41.2%		38.8%		37.9%
Cash flows from operating activities	886,603		712,259		552,529		437,841		385,377
Cash flows provided by (used in) investing activities	249,885		(1,043,945)		(2,337,770)		(262,323)		(273,149)
Cash flows from (used in) financing activities	(986,179)		331,686		1,785,241		(202,217)		(117,940)
Capital expenditures(10)	522,047		418,121		330,075		302,629		219,865
Ratio of earnings to fixed charges(16)	4.8	x	4.4	x	5.1	x	3.6	x	3.6	x

(1)

Effective January 1, 2007, Videotron adopted new financial instruments, hedges and comprehensive income standards pursuant to Canadian GAAP. See Note 1 to our audited consolidated financial statements for the year ended December 31, 2009, included under Item 17 of this annual report.

(2)

On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted also in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as it clarifies the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs which are now recognized as an expense as they are incurred. Consequently, the Company has adjusted opening deficit as of January 1, 2005, as if the new rules had always been applied in the past and the prior period comparative figures have been restated. As well, the Company made reclassifications in order to present certain assets, mainly software licences, as intangible assets instead of presenting them as fixed assets.

(3)

On January 1, 2006, a company under common control, Videotron Telecom Ltd., merged with the Company. On July 1, 2006, the Company also merged with its parent, 9101-0827 Québec Inc. Those transactions have been accounted for using the continuity of interest method, and the results of operations and financial position of Videotron Telecom Ltd. and 9101-0827 Québec Inc. have been included in these consolidated financial statements as if the three companies had always been combined. Comparative figures have been restated from statements previously presented. In respect of U.S. GAAP financial data, see also Note 23 “Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States” to our consolidated financial statements included under Item 17 of this annual report.

(4)

On January 3, 2007, May 31, 2007 and January 4, 2008, we entered into back-to-back transactions with Quebecor Media and 9101-0835 Québec Inc., a subsidiary of Quebecor Media. With respect to these back-to-back transactions, we recorded interest expense of $179.8 million for the year ended December 31, 2009 and $238.9 million for the year ended December 31, 2008, but we recorded $185.8 million and $246.9 million in dividends from Quebecor Media in 2009 and 2008, respectively. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.

(5)

On May 31, 2007 and January 4, 2008, a wholly-owned subsidiary of Videotron entered into back-to-back transactions with Quebecor Media and 9101-0835 Québec Inc. With respect to these back-to-back transactions, we recorded interest expense of $48.6 million in the year ended December 31, 2009 and $30.9 million in the year ended December 31, 2008, but we recorded $50.2 million and $31.9 million in dividends from Quebecor Media for 2009 and 2008, respectively. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.

(6)

For the years ended December 31, 2009, December 31, 2008 and December 31, 2007, the term “QMI Subordinated Loans” refers to the $1.0 billion and $870.0 million subordinated loans due 2022 we entered into in 2007 in favor of Quebecor Media (partly redeemed for $525.0 million in 2008), the $415.0 million subordinated loan due 2023, entered into in 2008, also in favor of Quebecor Media, the $125.0 million subordinated loan due 2022 one of our subsidiaries entered into in 2007 in favor of Quebecor Media, the $170.0 million subordinated loan due in 2023 one of our subsidiaries entered into in 2008 in favor of Quebecor Media and the $190.0 million subordinated loan due in 2024 one of our subsidiaries entered into in 2009 in favor of Quebecor Media. See Item 5. Operating and Financial Review and Prospects — Operating Results — Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.

(7)

For the years ended December 31, 2005, the term “QMI subordinated loans” refers to the $150.0 million subordinated loan due 2015 we entered into in favor of Quebecor Media and the $1.1 billion subordinated loan due 2019 by our subsidiary Vidéotron (1998) ltée, which is a guarantor of our Senior Notes, entered into on January 16, 2004 in favor of Quebecor Media. Interest on the $150.0 million subordinated loan throughout its term is payable in cash at our option. The QMI subordinated loans have been excluded from long-term debt because under the terms of our Senior Notes, all payments on the $150.0 million subordinated loan are restricted payments treated in the same manner as dividends on our common shares (excluding QMI subordinated loans entered into as part of a back-to-back transaction), and the proceeds of our $1.1 billion subordinated loan has been invested in retractable preferred shares of Quebecor Media as part of a back-to-back transaction to reduce our income tax obligations. On December 16, 2004, Quebecor Media redeemed its $1.1 billion of retractable preferred shares, and we used the proceeds to repay our $1.1 billion subordinated loan. On January 17, 2006, we reimbursed the $150.0 million subordinated loan due 2015 and all interest owed at that date for a total consideration of $168.0 million.

(8)

We believe that long-term debt, excluding QMI subordinated loans, is, from the perspective of a holder of our issued and outstanding Senior Notes, a meaningful measure of our long-term debt because the QMI subordinated loans are subordinated in right of payment to the prior payment in full of our senior indebtedness, including our Senior Notes, and because the proceeds of our QMI subordinated loans due 2022, 2023 and 2024 were invested in retractable preferred shares of Quebecor Media as part of back-to-back transactions to reduce our income tax obligations. Consequently, we disclose long-term debt, excluding QMI subordinated loans, as a supplemental measure of our indebtedness in this annual report. Long-term debt, excluding QMI subordinated loans, is not intended to be, and should not be, regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with Canadian GAAP or U.S. GAAP. Long-term debt, excluding QMI subordinated loans, is calculated from and reconciled to long-term debt as follows:

	At December 31
	2009	2008 (2)	2007 (1) (2)	2006 (2)	2005 (2) (3)
		(restated)	(restated)	(restated)	(restated)
	(Canadian dollars in millions) (unaudited)
AMOUNTS UNDER CANADIAN GAAP
Long-term debt	$2,852.3	$3,863.0	$2,946.0	$1,021.2	$1,121.7
QMI subordinated loans	1,260.0	(2,055.0)	(1,995.0)	—	(150.0)

Long-term debt, excluding QMI subordinated loans, as defined	$1,592.3	$1,808.0	$951.0	$1,021.2	$971.7

AMOUNTS UNDER U.S. GAAP
Long-term debt	$2,874.7	$3,859.0	$2,941.2	$1,007.6	$1,108.4
QMI subordinated loans	1,260.0	(2,055.0)	(1,995.0)	—	(150.0)

Long-term debt, excluding QMI subordinated loans, as defined	$1,614.7	$1,804.0	$946.2	$1,007.6	$958.4

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

	At December 31
	2009	2008 (2)	2007 (1) (2)	2006 (2)	2005 (2) (3)
		(restated)	(restated)	(restated)	(restated)
	(Canadian dollars in millions) (unaudited)
AMOUNTS UNDER CANADIAN GAAP
Net income	$596.9	$396.9	$326.6	$182.7	$102.0
Amortization	241.2	213.0	204.2	183.8	165.5
Financial expenses	80.2	95.9	77.6	81.8	65.8
Gain (loss) on valuation and translation of derivative instruments	(44.1)	19.7	(10.5)	(2.2)	8.9
Impairment of goodwill and other items	(2.1)	(1.4)	5.4	—	—
Income taxes expense	100.7	73.6	38.8	63.8	69.5
Non-controlling interest	0.1	0.2	0.2	0.1	0.1

Operating income as defined	$972.9	$797.9	$642.3	$510.0	$411.8

AMOUNTS UNDER U.S. GAAP
Net income	$553.8	$375.0	$323.7	$168.8	$98.7
Amortization	252.2	225.6	216.7	196.3	177.4
Financial expenses	80.2	90.9	76.1	81.8	65.8
Gain (loss) on valuation and translation of derivative instruments	(20.8)	30.1	(14.1)	6.0	9.4
Impairment of goodwill and other items	1.3	0.6	5.4	—	—
Income taxes expense	100.4	77.3	32.3	56.1	60.4
Non-controlling interest	.1	0.2	0.2	0.1	0.1

Operating income as defined	$967.2	$799.7	$640.4	$509.0	$411.8

(10)	Capital expenditures are comprised of acquisitions of fixed assets and intangible assets, excluding AWS licenses.
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

In our cable operations, we compete against direct broadcast satellite providers (or “DBS”, which is also called DTH in Canada, for “direct-to-home” satellite), multi-channel multipoint distribution systems (or “MDS”) satellite master antenna television systems and over-the-air television broadcasters. In addition, we compete against incumbent local exchange carriers (or “ILECs”) which have secured licenses to launch video distribution services using video digital subscriber line (or “VDSL”) technology (also known as IPTV). The main ILEC in our market holds a regional license to provide terrestrial broadcasting distribution in Montréal and several other communities in the Province of Québec. The same ILEC has also acquired a cable network in our main service area, and we believe that this main ILEC will be ready to launch its IPTV service in 2010. We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy) as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include the video stores industry (rental & sale) and other alternative entertainment media. In addition, the Internet, as well as distribution over mobile devices, will become competitive broadcast distribution platforms over the coming years.

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

Our Voice-over-IP (or “VoIP”) telephony service has numerous competitors, including ILECs, competitive local exchange carriers (or “CLECs”), wireless telephony service operators and other providers of telephony, VoIP and internet communications, including competitors that are not facilities-based and therefore have a much lower infrastructure cost. Competition from ILECs has increased in recent years, particularly as a result of the Canadian federal government’s decision in 2007 to lift winback restrictions on ILECs and to change the criteria for forbearance from regulation of local exchange services. Since this decision, the CRTC has approved numerous applications for local forbearance submitted by Bell Aliant, Bell Canada, Télébec and TELUS-Québec, in both the residential and business local exchange markets. As a result, Videotron’s incumbent local service competitors are free from regulation of local exchange services in the vast majority of residential markets in which Videotron competes, as well as in a large number of business markets, including all of the largest metropolitan markets in Quebec. These rulings granting the ILECs’ forbearance applications enable ILECs to adjust their local exchange service prices for the approved exchanges without approval from the CRTC. Such price flexibility for local exchange services could have an adverse effect on our ability to compete successfully with ILECs in the local telephony market.

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

Delays in the launch of our facilities-based wireless services, including delays due to issues relating to infrastructure buildout and tower-sharing requirements, could impair our ability to gain market share and could adversely affect our ability to deploy and operate our wireless operations successfully and profitably.

In July 2008, in the context of Canada’s spectrum auction for third generation Advanced Wireless Services (“3G” or “AWS”), our parent company, Quebecor Media, acquired spectrum licenses for AWS covering all regions of the province of Québec and certain areas of Ontario. Quebecor Media was the successful bidder for 40 MHz spectrum licenses in all parts of the Province of Québec, except the Outaouais region where it obtained 20 MHz spectrum licenses and certain regions of Québec where it obtained 50 MHz spectrum licenses. Quebecor Media also acquired 20 MHz spectrum licenses in Eastern Ontario and 10 MHz spectrum licenses in the city of Toronto. These licenses, the control of which was transferred from Quebecor Media to Videotron subsequent to the completion of the auction, were issued by Industry Canada on December 23, 2008. The spectrum enables us to pursue the buildout of an AWS network infrastructure and to become a facilities-based provider offering advanced wireless services, including high-speed Internet, mobile television and a variety of other advanced functions that can be accessed through mobile devices referred to as smartphones. The build-out of our AWS project – a greenfield investment – has gained significant momentum since the acquisition of spectrum. We anticipate launching our AWS offering in the summer of 2010, when our new High Speed Packet Access network is expected to be operational.

We are a new entrant in the wireless business in Canada, and, since the end of the AWS spectrum auction, most of the incumbent carriers, as well as at least one other new entrant, have launched lower cost services in order to acquire additional market share and increase their wireless telephony penetration rate in our territory. Delays in the launch of our wireless services could result in a more challenging market to penetrate. Any such delays could therefore also require us to deploy additional efforts and marketing expenses to meet our customer acquisition objectives, and there is a risk that we will be unable to meet our customer acquisition objectives on the timeline that we are targeting or at all.

Under Industry Canada’s policy concerning mandatory roaming and antenna site and tower sharing, parties are required to consider tower-sharing arrangements in respect of existing towers prior to proposing the construction of new antenna tower structures. We are therefore dependent on the participation of incumbent operators to satisfy this requirement. Although incumbent carriers are required to respond to tower-sharing requests, there can be no assurance that they will accede to such requests or otherwise negotiate tower-sharing rates and terms that are economically or technologically acceptable to new entrants, such as Videotron. Industry Canada has established an arbitration process to encourage commercially reasonable outcomes, but such a process may prove lengthy and burdensome, and could further delay the launch of our wireless services network, which could adversely affect our ability to operate our wireless business successfully and profitably. In addition, even though we have entered into tower-sharing arrangements with certain incumbent operators, the installation and deployment of our related systems and antennae may be further delayed by negotiations with them.

Industry Canada’s policy concerning antenna site and tower-sharing includes requirements with respect to land-use authority and public consultation regarding proposed tower installations or modifications. We must therefore undertake public notification and address local and neighborhood concerns before building a new tower structure. These procedures could lead to delays in acquiring and developing new sites for cellular towers and could make it more costly to pursue our strategy of building an AWS network, which could adversely affect our ability to deploy and operate our wireless operations successfully and profitably.

In order to build our wireless network infrastructure in a timely manner, Videotron has entered into commercial relationships with certain key suppliers. The inability of our key suppliers to meet our procurement and timing requirements could result in delays in the launch of our wireless network and in additional expenses, which could adversely affect our ability to deploy and operate our wireless business successfully and profitably.

We may encounter difficulties in reaching roaming agreements with incumbent wireless operators.

Under Industry Canada’s policy concerning mandatory roaming and antenna site and tower sharing, incumbent wireless operators are required, for a period of at least 10 years from the effective date of new entrants’ wireless licenses (December 23, 2008, in the case of Videotron), to permit new wireless entrants’ customers to roam on their networks outside the regions where such entrants won licenses in the 2008 AWS auction. Incumbents are also required to permit new entrants’ customers to roam on their networks within the regions where such new entrants have won licenses for a period of 5 years.

In July 2009, we entered into a roaming agreement with Rogers Wireless which will allow us to provide nationwide wireless service. Under this roaming agreement, we will provide roaming outside our coverage area exclusively on the Rogers Wireless network (within the Rogers Wireless service area across Canada). With respect to roaming agreements for outside of Canada, we have already signed an agreement with T-Mobile for the United States coverage, and with multiple other carriers around the world, as we are seeking to establish a worldwide coverage. However, there can be no assurance that we will succeed in negotiations with other carriers to provide worldwide coverage, and our inability to provide such coverage may place us at a competitive disadvantage when we launch our service, which could adversely affect our ability to operate our wireless business successfully and profitably.

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

AWS in the 2GHz range is a spectrum that has not been broadly used until recently for wireless telephony. While certain wireless device suppliers in the United States have recently begun to offer their products on the AWS technology, there are still a limited number of handsets available. As a result, the handset portfolio for AWS we will offer at the time of the commercial launch of our wireless services may not be as broad as that of certain other providers and we could potentially incur higher costs of customer acquisition due to a smaller market for this type of technology, which could adversely affect our ability to operate our wireless business profitably.

We are regularly required to make capital expenditures to remain technologically and economically competitive. We may not be able to obtain additional capital to implement our business strategies and make certain capital expenditures.

Our strategy of maintaining a leadership position in the suite of products and services we offer and launching new products and services requires capital investments in our network and infrastructure to support growth in our customer base and demands for increased bandwidth capacity and other services. In this regard, we have in the past required substantial capital for the upgrade, expansion and maintenance of our network and the launch and expansion of new or additional services, and we expect additional capital expenditures in the short and medium term to expand and maintain our systems and services, including our expenditures relating to advancements in Internet access and high definition television, or HDTV, as well as the cost of our wireless services infrastructure buildout. There can be no assurance that we will be able to obtain the funds necessary to finance our capital improvement programs, new strategies and services or other capital expenditure requirements in addition to our wireless services infrastructure buildout, whether through internally generated funds, additional borrowings or other sources. If we are unable to generate sufficient funds or obtain additional financing on acceptable terms, we may not be able to implement our business strategies or proceed with the capital expenditures and investments required to maintain our leadership position, and our business, financial condition, results of operations, reputation and prospects could be materially adversely affected. Even if we are able to obtain adequate funding, the period of time required to upgrade our network could have a material adverse effect on our ability to successfully compete in the future.

See also the following risk factors in this section: “— We operate in highly competitive industries with emerging technological developments, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations”, “—Delays in the launch of our wireless services, including due to issues relating to infrastructure buildout and tower-sharing requirements, could impair our ability to gain market share and could adversely affect our ability to deploy and operate our wireless operations successfully and profitably”, “— We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continuing technological evolution and development” and “— We may need to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us”.

We may need to support increasing costs in securing access to support structures needed for our cable network.

We require access to the support structures of hydro-electric and telephone utilities and to municipal rights of way to deploy our cable network. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada). We have entered into comprehensive support structure access agreements with all of the major hydro-electric companies and all of the major telecommunications companies in our service territory. Our agreement with Hydro-Québec, by far the largest of the hydro-electric companies, expires in December 2010. An increase in rates charged by Hydro-Quebec could have a significant impact on our cost structure.

On July 21, 2009, pursuant to an initial application from TELUS, the CRTC initiated a new proceeding to review the large ILECs’ support structure service rates. The CRTC simultaneously declared all current support structure service rates to be interim, opening up the possibility that any new rates that emerge from the proceeding may be applied retroactively to July 21, 2009. To date, the cable carriers, including Videotron, have successfully challenged attempts by the ILECs to modify the costing methodology employed by the CRTC when rates were last reviewed in 1995. A decision on new rates is expected toward the end of summer 2010. If this review results in an increase in rates, it may have a significant impact on Videotron’s network cost structure.

We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continuing technological evolution and development.

The media industry is experiencing rapid and significant technological change, which has resulted in alternative means of program and content transmission. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Furthermore, in each of our broadcasting markets, industry regulators have authorized DTH, microwave services and VDSL services and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies, such as IPTV, or we may be required to acquire, develop or integrate new technologies ourselves. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited and could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition or results of operations.

We may not successfully implement our business and operating strategies.

Our business strategies are based on leveraging an integrated platform of media assets. Our strategies include launching and deploying additional value-added products and services such as AWS, pursuing cross-promotional opportunities, maintaining our advanced broadband network, leveraging geographic clustering, further integrating our operations within the Quebecor Media group of companies and maximizing customer satisfaction. We may not be able to implement these strategies fully or realize their anticipated results without incurring significant costs or at all. In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition, technological change and the other factors described in this “Risk Factors” section. We may also be required to make capital expenditures or other investments in addition to, or on an accelerated timeframe compared to, those originally planned for the buildout of our AWS operations, which may affect our ability to implement our business strategy should we not be able to secure additional financing on acceptable terms or generate sufficient internally generated funds to cover these requirements. Any material failure to implement our strategies could have a material adverse effect on our reputation, business, financial condition, prospects and results of operations and on our ability to meet our obligations, including our ability to service our indebtedness.

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

We depend on key personnel.

Our success depends to a large extent upon the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, train and retain such employees could have a material adverse effect on our business, financial condition or operating results. In addition, to implement and manage our businesses and operating strategies effectively, we must maintain a high level of efficiency and performance, continue to enhance our operational and management systems, and continue to effectively attract, train, motivate and manage our employees. In connection with our current expansion as a facilities-based wireless services provider, we currently anticipate a near-term need to attract and train a substantial number of new employees, including many skilled employees, to staff this operation. In addition, we will need to efficiently integrate these employees into our existing operations. If we are not successful in these efforts, it may have a material adverse effect on our business, prospects, results of operations and financial condition.

Our financial performance could be materially adversely affected if we cannot continue to distribute a wide range of television programming on reasonable terms.

The financial performance of our cable service business depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates. We obtain television programming from suppliers pursuant to programming contracts. The quality and amount of television programming we offer affect the attractiveness of our services to customers and, accordingly, the rates we can charge. We may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, or our inability to obtain programming at reasonable rates, or our inability to pass on rate increases to our customers could have a material adverse effect on our business, financial condition and results of operations.

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

We provide our digital television, Internet access and telephony services through a primary headend and our analog television services through twelve additional regional headends in our single clustered network. Despite available emergency backup or replacement sites, a failure in our primary headend could prevent us from delivering some of our products and services throughout our network until we have resolved the failure, which may result in significant customer dissatisfaction.

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

Our cable data customers utilize our network to access the Internet and, as a consequence, we or they may become victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. Any significant loss of cable data customers or revenue or significant increase in costs of serving those customers could adversely affect our reputation, growth, financial condition and results of operations.

We depend on third-party suppliers and providers for services and other items critical to our operations.

We depend on third-party suppliers and providers for certain services and other items that are critical to our operations. These materials and services include set-top boxes, cable and telephony modems, servers and routers, fiber-optic cable, telephony switches, inter-city links, support structures, software, the “backbone” telecommunications network for our Internet access and telephony service, and construction services for expansion and upgrades of our network. These services and equipment are available from a limited number of suppliers. If no supplier can provide us with the equipment or services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected. See also the risk factor “– Delays in the launch of our wireless services, including due to issues relating to infrastructure buildout and tower-sharing requirements, could impair our ability to gain market share and could adversely affect our ability to deploy and operate our wireless operations successfully and profitably” above.

We may be adversely affected by litigation and other claims.

In the normal course, we are involved in various legal proceedings and other claims relating to the conduct of our business. Although, in the opinion of our management, the outcome of current pending claims and other litigation is not expected to have a material adverse effect on our reputation, results of operations, liquidity or financial position, a negative outcome in respect of any such claim or litigation could have such an adverse effect. Moreover, the cost of defending against lawsuits and diversion of management’s attention could be significant. See also “Item 8. Financial Information – Legal Proceedings” in this annual report.

We may be adversely affected by strikes and other labor protests.

As of December 31, 2009, approximately 63% of our employees are unionized, and the terms of their employment are governed by one of our five regional collective bargaining agreements. Our two most important collective bargaining agreements, covering our unionized employees in the Montréal and Québec City regions, have terms extending to December 31, 2013. We also have two collective bargaining agreements covering our unionized employees in the Chicoutimi and Hull regions, with terms running through December 31, 2014 and August 31, 2015 respectively, and one other collective bargaining agreement, covering approximately 40 employees of our SETTE inc. subsidiary, which will expire on December 31, 2012.

We have in the past experienced labor disputes, which have disrupted our operations, resulted in damage to our network or our equipment and impaired our growth and results of operations. We cannot predict the outcome of any current or future negotiations relating to labor disputes, union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labor protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or if there is any other form of work stoppage, we could experience a significant disruption of our operations, damages to our property and/or service interruption, which could adversely affect our business, assets, financial position and results of operations. Even if we do not experience strikes or other forms of labor protests, the outcome of labor negotiations could adversely affect our business and operating results, including if current or future labor negotiations or contracts were to restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs is limited by the terms of our collective bargaining agreements.

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

While we have concluded that our internal control over financial reporting was effective as of December 31, 2009, we cannot be certain that, when our auditors are required to perform an audit of our internal control over financial reporting, they will deliver their report without identifying areas for further attention or improvement, including material weaknesses.

We will adopt new accounting standards in 2011, and this adoption may have a material impact on our consolidated financial statements.

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

We have developed implementation solutions for most of the important topics and are continuing to execute our project implementation strategy. We have also assessed the exemptions from full retrospective application available under the transitional provisions. Management is in the process of quantifying the expected material differences on transition between IFRS and the current accounting treatment under Canadian GAAP and is preparing for parallel recording of financial information in accordance with IFRS beginning in 2010. Comprehensive training has been provided to key employees and further investment in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS. We continue to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS. At this time, the impact of this changeover on our future financial position and results of operations is not yet determinable.

The adoption will result in changes to our reported financial position and results of operations and these changes may be material. Moreover, the restatement of our 2010 financial statements for comparative purposes may be significant. In addition, IFRS could have an effect on the computation of our debt covenants and of certain other contractual obligations. In particular, although the adoption IFRS will not change our actual cash flows, our covenants linked to balance sheet ratios may be affected by the adoption of IFRS in ways that are difficult to predict at this time. See also “Item 5. Operating and Financial Review and Prospects – Changes in Accounting Policies and Accounting Estimates” for a discussion of certain differences between IFRS and Canadian GAAP with respect to recognition, measurement, presentation and disclosure of financial information in respect of our consolidated financial statements.

Risks Relating to Our Industry

We are subject to extensive government regulation. Changes in government regulation could adversely affect our business, financial condition, prospects and results of operations.

Broadcasting operations in Canada are subject to extensive government regulation. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. In addition, there are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses in Canada. However, on March 3, 2010, the Throne Speech opening the new Parliament session reintroduced the government objective to relax the foreign ownership restrictions. Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) and the Telecommunications Act (Canada) and regulations thereunder. The CRTC, which administers the Broadcasting Act (Canada) and the Telecommunications Act (Canada), has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act (Canada) and the Telecommunications Act (Canada), subject to certain directions from the Federal Cabinet. Our cable operations are also subject to technical requirements and performance standards under the Radiocommunication Act (Canada) administered by Industry Canada.

In addition, laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts in Canada, the United States and other jurisdictions may impose limits on our collection and use of certain kinds of information. For a more extensive description of the regulatory environment affecting our business, see “Item 4. Information on the Company – Regulation”.

Changes to the laws, regulations and policies governing our operations, or the introduction of new laws, regulations, policies or terms of license could have a material effect on our business (including how we provide products and services), financial condition, prospects and results of operations. In addition, we may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts or the extent to which any changes might adversely affect us.

Industry Canada may not renew our AWS licenses on acceptable terms, or at all.

Our AWS licenses were issued in December 2008 for a term of ten years. At least two years before the end of this term, and any subsequent terms, we may apply for license renewal for a renewed license term of up to ten years. AWS license renewal, including whether license fees should apply for a subsequent license term, will be subject to a public consultation process initiated in year eight of the license.

We are required to provide third-party Internet service providers with access to our cable systems, which may result in increased competition.

The four largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party Internet service providers with access to their cable systems at mandated cost-based rates. The CRTC has further directed us to file, at the same time we offer any new retail Internet service speed, proposed revisions to our third-party internet access (or “TPIA”) tariff to include this new speed offering. TPIA tariff items have been filed and approved for all Internet service speeds that we offer. Several third-party Internet service providers are now interconnected to our cable network and are thereby providing retail Internet access services.

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

On May 8, 2009, the CRTC initiated a new proceeding to consider the appropriateness of mandating certain wholesale high-speed access services by local exchange carriers and cable carriers including, in the case of cable carriers: (i) the actual or virtual collocation of competitor equipment at a headend or equivalent, and (ii) the dedication of 6 MHz channels for competitor use. The cable carriers, including Videotron, have argued that the first proposal closely resembles the existing TPIA regime, while the second proposal is technically infeasible and would unduly restrict their ability to offer an innovative and expanding range of services to their own retail customers. A public hearing on this subject is to be held in early 2010.

Long-Distance Equal Access could adversely affect our revenues.

The CRTC’s current three-year “Work Plan” includes a review of the regulatory treatment of Wireless Service Providers (“WSPs”), which could encompass a review of the issue of long-distance equal access for WSPs. Equal access would permit wireless customers to choose their long distance provider rather than relying on the long distance services of their contracted wireless carrier. This could result in lower revenues for long-distance services, which could adversely affect the profitability of our wireless telephony business.

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

We currently have a substantial amount of debt and significant interest payment requirements. As of December 31, 2009, we had $1,592.3 billion of consolidated long-term debt (excluding Quebecor Media subordinated loans, and prior to our issuance on January 13, 2010 of C$300.0 million of our new 7 1/8% Senior Notes due 2020) and we had $650.0 million available for additional borrowings under our senior secured credit facilities (other than our Finnvera facility B). Our substantial indebtedness could have significant consequences, including the following:

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

Our senior secured credit facilities and the indentures governing our outstanding notes permit us to incur substantial additional indebtedness in the future, including up to approximately $650.0 million under our existing senior secured credit facilities (other than our Finnvera facility B). If we incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt, see Note 12 to our audited consolidated financial statements for the year ended December 31, 2009 included under “Item 17. Financial Statements” of this annual report.

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

If we are unable to comply with these covenants and are unable to obtain waivers from our creditors, we would be unable to make additional borrowings under our credit facilities. Moreover, our failure to comply with these covenants could result in an event of default which could, if not cured or waived, result in an acceleration of our debt and cause cross-defaults under our other debt. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it, and any such prepayment or refinancing could adversely affect our financial condition. In addition, if we incur additional debt in the future, we may be subject to additional covenants, which may be more restrictive than those to which we are currently subject. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

We may need to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us.

We may need to refinance certain of our existing debt instruments at their term. Our ability to obtain additional financing to repay our existing debt at maturity will depend upon a number of factors, including prevailing market conditions and our operating performance. The tightening of credit availability and the well-publicized challenges affecting global capital markets could also limit our ability to refinance our existing maturities. There can be no assurance that any such financing will be available to us on favorable terms or at all. See also the risk factor “— The volatility and disruptions in the capital and credit markets could adversely affect our business, including affecting the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they come due”.

The volatility and disruptions in the capital and credit markets could adversely affect our business, including affecting the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they come due.

The capital and credit markets have experienced significant volatility and disruption over the last two years, resulting in periods of extreme upward pressure on the cost of new debt capital and severe restrictions in credit availability for many companies. The disruptions in the capital and credit markets have also resulted in higher interest rates on issuance of debt securities and increased costs under credit facilities. Continuation of these disruptions could increase our interest expense, adversely affecting our results of operations and financial position.

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

Longer term volatility and continued disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect our access to the liquidity needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Continued market disruptions and broader economic challenges may lead to lower demand for certain of our products and increased incidence of customers’ inability to pay or timely pay for the services or products that we provide. Events such as these adversely impact our results of operations, cash flows and financial position.

We may not be able to finance an offer to purchase our Senior Notes in the event of a change of control as required by each of the indentures governing our Senior Notes because we may not have sufficient funds at the time of the change of control or our senior secured credit facilities may not allow the repurchases.

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

Most of our revenues and expenses are received or denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes and cable modems and certain capital expenditures, including certain costs related to the buildout of our wireless network, are paid in U.S. dollars. Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon is payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign exchange gains or losses. Although we have entered into transactions to hedge the exchange rate risk with respect to 100% of our U.S. dollar-denominated debt outstanding at December 31, 2009, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt, these hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms or at all. In addition, certain cross-currency interest rate swaps that we have entered into include an option that allows each party to unwind the transaction on a specific date at the then-fair value.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflect the amount Videotron would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. Derivative financial instruments are already accounted for at their fair value. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

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

ITEM 4—INFORMATION ON THE COMPANY

A- History and Development of the Company

We were founded on September 1, 1989 as part of the amalgamation of our two predecessor companies, namely Videotron Ltd. and Télé-Câble St-Damien inc., under Part IA of the Companies Act (Québec). In October 2000, our parent company, Le Groupe Vidéotron ltée, was acquired by Quebecor Media.

Our registered office is located at 612 St. Jacques Street, Montréal, Québec, Canada H3C 4M8, and our telephone number is (514) 281-1232. Our corporate website may be accessed through the URL http://www.videotron.com. The information found on our corporate website does not, however, form part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States with respect to our Senior Notes (other than our Senior Notes due 2020) is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

For a description of our principal capital expenditures since January 1, 2007, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Uses of Liquidity and Capital Resources — Capital Expenditures”.

B- Business Overview

Overview

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, as well as being a major Internet service provider and a provider of telephony services in the Province of Québec. We offer pay television, Internet access, cable telephony and mobile wireless telephony services. Our cable network covers approximately 80% of Québec’s approximately 3.1 million residential and commercial premises passed by cable. Our cable licenses include licenses for the greater Montréal area, the second largest urban area in Canada. The greater Montréal area represents one of the largest contiguous clusters in Canada and is among the largest in North America as measured by the number of cable customers. This concentration provides us with improved operating efficiencies and is a key element in the development and launch of our bundled service offerings.

As of December 31, 2009, we had 1,777,025 basic cable customers (which we define as customers receiving basic cable service, including analog and digital customers), representing a basic penetration rate of 69.0% of total homes passed. Through our extensive broadband coverage, we also offer digital television and cable Internet access services to approximately 99% of our total homes passed. We have rapidly grown our digital customer base in recent years, and as of December 31, 2009, we had 1,084,100 digital customers, representing 61.0% of our basic customers and 42.1% of our total homes passed. We have also rapidly grown our cable Internet access customer base, and as of December 31, 2009, we had 1,170,570 cable Internet access customers, representing 65.9% of our basic customers and 45.5% of our total homes passed.

Our bi-directional hybrid fiber coaxial (HFC) network also allows us to offer a telephony service using VoIP technology to our residential and commercial customers. As of December 31, 2009, we had 1,014,038 cable telephony customers, representing 57.1% of our basic customers and 39.4% of our total homes passed. In addition, as of December 31, 2009, approximately 99% of all of our cable customers were in areas in which our cable telephony service was available. We believe that the continued increase in the penetration rate of our digital television, cable Internet access, telephony and wireless voice and data services will result in increased average revenue per customer (ARPU).

Our wireless business, which we launched in the third quarter of 2006, continues to experience subscriber growth (reaching 82,813 subscribers as of December 31, 2009). We launched our MVNO-based service to help us understand the dynamics of the wireless business. We lease the network from Rogers Wireless Inc. (“Rogers Wireless”), but perform all other operational functions such as billing, handsets procurement, call centers, order management systems and so on. Therefore, the backoffice system infrastructure necessary to efficiently manage our own facilities-based service is already operational.

In 2008, our parent company, Quebecor Media, qualified as a new market entrant in the spectrum auction for third generation Advanced Wireless Services (“AWS”) and acquired spectrum licenses for AWS covering all regions of the province of Québec and certain areas of Ontario. Specifically, Quebecor Media acquired all 40 MHz spectrum licenses set aside for new entrants in all parts of the Province of Québec, except the Outaouais region where it obtained 20 MHz spectrum licenses, and certain regions of Québec where it obtained 50 MHz spectrum licenses. Quebecor Media also acquired 20 MHz spectrum licenses in Eastern Ontario and 10 MHz spectrum licenses in the city of Toronto. The control of theses licenses was transferred from Quebecor Media to Videotron subsequent to the completion of the auction.

Videotron completed several key stages in the build-out of its 3G wireless network during 2009. As of December 31, 2009, all switching services and platforms had been installed and operational. Interconnections with Videotron’s existing fiber optic network were in place and incorporated into the company’s integrated service. Videotron had conducted multi-phase testing to maintain the reliability of its platforms and siting and tower-sharing agreements for nearly 60% of the antenna sites needed to launch the service had been reached. The equipment has been or is being installed at most of the sites for which an agreement has been signed.

On July 22, 2009, Videotron reached a roaming agreement with wireless service provider Rogers Communications Inc. (“Rogers”). Under this agreement, Videotron will use Rogers’ network exclusively in Rogers’ service area across Canada to serve Videotron’s future wireless telephone service customers outside Videotron’s coverage area. Videotron has also reached a similar roaming agreement in the United States with wireless service provider T-Mobile USA, Inc. These agreements will enable Videotron to provide advanced wireless services across Canada and the U.S. Videotron is still planning to launch its advanced wireless services in summer 2010.

As work on the build-out and roll-out of Videotron’s advanced wireless services progressed during the past year, changes in the project led to corresponding changes in the investment profile compared with the company’s original estimates. Videotron does not expect, however, that this will have any material effect on its operating results or financial position, as the Company is confident that the project will enable it to achieve its objectives for penetration, revenue generation, and free cash flow generation. Videotron still expects to finance future expenditures related to its Advanced Wireless Services project from cash and cash equivalents, cash flows generated by operations and, if necessary, unused lines of credit.

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

In addition, through our Le SuperClub Vidéotron subsidiary, we are also the franchisor of the largest chain of video and video game rental stores in Québec and among the largest of such chains in Canada, with a total of 236 retail locations as of December 31, 2009.

Our Business Telecommunications segment provides a wide range of network solutions, Internet services, application/server hosting, local and long-distance telephone service, and studio-quality audio-video services to large and medium-sized businesses, ISPs, application service providers, broadcasters and carriers in both Québec and Ontario.

For the year ended December 31, 2009, we generated consolidated revenues of $2.0 billion and operating income of $972.9 million. For the year ended December 31, 2008, we generated consolidated revenues of $1.8 billion and operating income of $797.9 million.

Competitive strengths

Leading Market Positions

We are the largest cable operator in Québec and the third largest in Canada, in each case based on the number of cable customers. We believe that our strong market position has enabled us to more effectively launch and deploy new products and services. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the areas we serve. In addition, we are the franchisor of the largest chain of video stores in Québec through our Le SuperClub Vidéotron subsidiary. We believe that our proprietary and third-party retail distribution network of 489 stores and points of sale, including both the Le SuperClub Vidéotron stores and our Videotron-branded stores and kiosks, assists us in marketing and distributing our advanced services, such as cable Internet access and digital television, on a large scale basis.

Single, Highly-Contiguous Cluster

We serve our customer base through a single HFC clustered network that covers approximately 80% of Québec’s total addressable market and five of the province’s top six urban areas. This network represents one of the largest contiguous clusters in Canada and among the largest in North America as measured by the number of cable customers. We serve all of our cable customers through one primary headend and twelve regional headends. We believe that our single cluster network architecture provides us with several benefits, including:

•	a higher quality and more reliable network;

•	the ability to launch and deploy new products and services rapidly and efficiently; and

•	a lower cost structure through reduced maintenance and technical support costs.

Differentiated, Bundled Service Offerings

Through our technologically advanced network, we offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, video-on-demand and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile wireless telephony services. Moreover, our new wireless service offering plays an integral part of our strategic vision for our combined platform and quadruple-play technology offering. In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service that enables our customers to download data at a higher speed than that currently offered by standard digital subscriber line, or DSL, technology, we offer the widest range of French-language programming in Canada and we offer exclusive content on our video-on-demand service.

Advanced Broadband Network

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

Strong, Market-Focused Management Team

We have a strong market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications and technology. Under the leadership of our senior management team, we have, despite intense competition, successfully increased sales of our digital television products, improved penetration of our high-speed Internet access and cable products and successfully launched our VoIP telephony services and are now in the buildout phase of becoming a facilities-based wireless provider.

Cable Television Industry Overview

Cable television has been available in Canada for more than 50 years and is a well developed market. Competition in the cable industry was first introduced in Canada in 1997. As of August 31, 2008, the most recent date for which data is available, there were approximately 7.9 million cable television customers in Canada, representing a basic cable penetration rate of approximately 57.2% of homes passed. For the twelve months ended August 31, 2008 (the most recent data available), total industry revenue was estimated to be over $8.2 billion and is expected to grow in the future because Canadian cable operators have aggressively upgraded their networks and have begun launching and deploying new products and services, such as cable Internet access, digital television services and, more recently, telephony services. The following table summarizes the most recent available annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	CAGR (1)	2008 (2)		2007		2006		2005		2004
	(Homes passed and basic cable customers in millions, dollars in billions)
Canada
Industry Revenue	14.9%		$8.2		$7.1		$6.1		$5.0		$4.7
Homes Passed(3)	7.1%		13.8		13.6		13.0		11.2		10.5
Basic Cable Customers(4)	3.4%		7.9		7.7		7.5		6.9		6.9
Basic Penetration	-3.4%		57.2%		56.6%		57.7%		61.6%		65.7%

	Twelve Months Ended December 31,
	CAGR (5)	2009		2008		2007		2006		2005
	(Homes passed and basic cable customers in millions, dollars in billions)
U.S.
Industry Revenue	6.5%	US$	90.2	US$	86.3	US$	78.8	US$	71.9	US$	65.7
Homes Passed(3)	2.6%		125.7		124.2		123.0		111.6		110.8
Basic Cable Customers	-0.9%		62.6		63.7		64.9		65.4		65.4
Basic Penetration	-3.3%		49.8%		51.3%		52.8%		58.6%		59.0%

Source of Canadian data: CRTC.

Source of U.S. data: NCTA, A.C. Nielsen Media Research and SNL Kagan.

(1)	Compounded annual growth rate from 2004 through 2008.
(2)	Source : CRTC Industry Monitoring Report 2009.
(3)

“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(4)	Including IPTV in some Provinces for the 2008 figure.
(5)	Compounded annual growth rate from 2005 through 2009.

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

A significant portion of Canada’s cable television customers are based in Québec. As of August 31, 2009, Québec is home to approximately 23.2% of Canada’s population and approximately 24.0% of its basic cable customers. Based on the CRTC statistics, basic cable penetration in Québec, which was approximately 53.8% as of August 31, 2008, has traditionally been lower than in other provinces in Canada, principally due to the higher concentration of French-speaking Canadians in Québec. It is estimated that over 80% of Québec’s population is French-speaking. Contrary to the English-speaking provinces of Canada, where programming in English comes from all over North America, programming in French is available over-the-air in most of Québec’s French-speaking communities. The arrival of a variety of French-language specialty channels not available over-the-air and, more recently, the introduction of HD content, contributed to a penetration increase.

Expansion of Digital Distribution and Programming

In recent years, digital technology has significantly expanded the range of services that may be offered to our customers. We are now offering to our digital cable customers more than 360 channels, including 175 English-language channels, 54 French-language channels, 44 HDTV channels, 10 time-shifting channels and 63 radio/music channels.

Many programming services have converted to high-definition format and HDTV programming is steadily increasing. We believe that the availability of HDTV programming will continue to increase significantly in the coming years and will result in a higher penetration level of digital distribution.

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

Products and Services

We currently offer our customers analog cable television services and programming as well as new and advanced high-bandwidth products and services such as cable Internet access, digital television, premium programming and selected interactive television services. We continue to focus on our cable Internet access, digital television and telephony services, which are increasingly desired by customers. With our advanced broadband network, our objective is to increase penetration of value-added services such as video-on-demand, high-definition television, as well as interactive programming and advertising.

We also offer cable telephony service in Québec, a product that leverages our customer base with our telecommunications network and expertise, and wireless telephony through an MVNO-based service.

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

•

Extended Basic Service. This expanded programming level of services, which is generally comprised of approximately 17 channels, includes a package of French- and English-language specialty television programming and U.S. cable channels in addition to the basic service channel line-up described above. Branded as “Telemax”, this service was introduced in almost all of our markets largely to satisfy customer demand for greater flexibility and choice.

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

•

Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our residential customers primarily via cable modems attached to personal computers. We provide this service at speeds of up to 360 times the speed of a conventional telephone modem. Since 2008, we offer Wideband services, which offer speeds of up to 900 times the speed of a conventional telephone modem. As of December 31, 2009, we had 1,170,570 cable Internet access customers, representing 65.9% of our basic customers and 45.5% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 55.5% as of December 31, 2009.

•

Digital Television. We have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital capable set-top box in the customer’s home. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. Our basic digital package includes 29 television channels, 41 audio services providing CD-quality music, 18 AM/FM radio channels, an interactive programming guide as well as television based e-mail capability. Our extended digital basic television offering, branded as “sur mesure” (i.e., individual channel selections), offers customers the ability to select more than 200 additional channels of their choice, including U.S. super-stations and other special entertainment programs, allowing them to customize their choices. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on a sur mesure basis at a specified cost per channel per month. As part of our digital service offering, customers can also purchase near-video-on-demand services on a per-event basis. As of December 31, 2009, we had 1,084,100 customers for our digital television service, representing 61.0% of our basic customers and 42.1% of our total homes passed. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service. We believe that the sale of equipment to customers improves customer retention, and, as of December 31, 2009, we had 1,484,065 set-top boxes deployed, of which approximately 97% were owned by customers and 3% were leased.

•

Cable Telephony. In January 2005, we launched our cable telephony service using VoIP technology in selected areas of the Province of Québec, and since then we have been progressively rolling-out this offering among our other residential and commercial customers in the Province of Québec. As of December 31, 2009, our cable telephony service is available to 99% of our homes passed. Our cable telephony service includes both local and long-distance calling, and permits all of our telephony customers, both residential and commercial, to access all service features mandated by CRTC Decision 97-8 and other regulatory decisions and orders, including: enhanced 911 Emergency service; number portability from and to any local exchange carrier; a message relay service allowing subscribers to communicate with the hearing impaired; and a variety of personal privacy features including universal call tracing. We also offer free basic listings in local telephone directories, as well as full operator assistance, including: operator-assisted calls; collect and third-party calls; local, national and international directory assistance; person-to-person calls; and busy-line verification. Finally, we offer as part of our telephony service a host of convenient, optional features, including: name and number caller ID; call waiting with long-distance distinctive ring and audible indicator tone; name and number caller ID on call waiting; visual indicator of a full voice mail box and audible message waiting indicators; automatic call forwarding; three-way conference calling; automatic recalling; and last incoming call identification and recall. VoIP allows us to deliver new cutting-edge features, such as voice-mail to e-mail functionality, which allows customers to access their voice-mail via e-mail in the form of audio-file attachments. We offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. We also offer discounts for a second telephone line subscription. In addition, we offer a Softphone service, a computer-based service providing users with more flexibility when traveling, the ability to make local calls anywhere in the world, and new communications management capabilities. As of December 31, 2009, we had 1,014,038 subscribers to our cable telephony service, representing a penetration rate of 57.1% of our basic cable subscribers and 39.4% of our homes passed.

•

Video-On-Demand. Video-on-demand service enables digital cable customers to rent from a library of movies, documentaries and other programming through their digital set-top box. Our digital cable customers are able to rent their video-on-demand selections for a period of 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during that period. Our video-on-demand service is available to 99% of the homes passed by us. We sometimes group movies, events or TV programs available on video-on-demand and offer them on a weekly basis. Regulations prevent us from offering such blocks of programs for a longer period. We also offer a substantial amount of video-on-demand content free of charge to our digital cable customers, comprised predominantly of previously aired television programs and youth-oriented programming. In addition, we offer pay television channels on a subscription basis that permits our customers to access and watch most of the movies available on the linear Pay TV channels these clients subscribe to.

•

Pay-per-view (Canal Indigo). On December 1st, 2009, Videotron acquired from TVA Group the licence to operate “Canal Indigo”, a pay-per-view channel where our digital customers can order live events and movies based on a pre-determined schedule.

•

Other Products and Services. To maintain and enhance our market position, we are focused on increasing penetration of high-definition television and personal video recorders, as well as other high-value products and services.

Wireless Telephony

Our wireless business, which we launched in the third quarter of 2006, continues to experience subscriber growth (reaching 82,813 subscribers as of December 31, 2009). We launched our MVNO-based service to help us understand the dynamics of the wireless business. We lease the network from Rogers Wireless but perform all other operational functions such as billing, handsets procurement, call centers, order management systems and so on. We therefore have developed the backoffice system infrastructure necessary to efficiently manage our own facilities-based service.

Following our participation in Canada’s spectrum auction for third generation AWS, we are currently pursuing the buildout of a network infrastructure to become a facilities-based provider offering advanced wireless telephony services. The build-out of our AWS project – a greenfield investment – has gained significant momentum since the acquisition of spectrum in the third quarter of 2008. As of December 31, 2009, all services and switching platforms have been installed and are operational, and interconnections have been established with our existing fiber network, underpinning the delivery of a unique, integrated customer experience. Multi-phase reliability testing of these platforms is currently underway. As of December 31, 2009, we have successfully entered into several site access agreements or had tower-sharing requests accepted in respect of nearly 60% of all antenna sites required for the AWS launch. Furthermore, the equipment for most of the contracted sites has been installed or is in the process of being installed.

We anticipate launching our AWS offering in the summer of 2010, when our new High Speed Packet Access network is expected to be operational. Videotron’s objective is to bring consumers and small businesses an offering of advanced wireless telecommunications services that is based on effective, reliable technology, diverse and convergent content and unambiguous business policies. See “— Business Overview — Overview” and “Item 5. Operating and Financial Review and Prospects”.

Customer Statistics Summary

The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,
	2009	2008	2007	2006	2005
Homes passed(1)	2,575,315	2,542,859	2,497,403	2,457,213	2,419,335
Cable
Basic customers(2)	1,777,025	1,715,616	1,638,097	1,572,411	1,506,113
Penetration(3)	69.0%	67.5%	65.6%	64.0%	62.3%
Digital customers	1,084,100	927,322	768,211	623,646	474,629
Penetration(4)	61.0%	54.1%	46.9%	39.7%	31.5%
Number of digital set-top boxes	1,484,065	1,209,595	953,393	738,530	537,364
Dial-up Internet Access
Dial-up customers	4,988	6,533	9,052	13,426	18,034
Cable Internet Access
Cable modem customers	1,170,570	1,063,847	932,989	791,966	637,971
Penetration(3)	45.5%	41.8%	37.4%	32.2%	26.4%
Telephony Services
Cable telephony customers	1,014,038	851,987	636,352	397,860	162,979
Penetration(3)	39.4%	33.5%	25.5%	16.2%	6.7%
Wireless telephony lines	82,813	63,402	45,077	11,826	—

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

In the year ended December 31, 2009, we recorded a net increase of 61,409 basic cable customers. During the same period, we also recorded net additions of: 106,723 subscribers to our cable Internet access service; 156,778 customers to our digital television service, the latter of which includes customers who have upgraded from our analog cable service; and 162,051 customers to our cable telephony services. In 2009, we activated 19,411 lines on our mobile wireless telephony services.

Business Telecommunications Services

Our Business Solution segment provides a wide range of network solutions, Internet services, application/server hosting, local and long-distance telephone service, and studio-quality audio-video services to large and medium-sized businesses, ISPs, application service providers, broadcasters and carriers in both Quebec and Ontario.

Video Stores

Through Le SuperClub Vidéotron, we are the franchisor of the largest chain of video and video game rental stores in Québec and among the largest of such chains in Canada, with a total of 236 retail locations. With 157 of these retail locations offering our suite of services and products, Le SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for Videotron’s growing array of advanced products and services, such as cable Internet access, digital television and mobile wireless telephony.

Pricing of our Products and Services

Our revenues are derived principally from the monthly fees our customers pay for cable services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2009, the average monthly fees for basic and extended basic service were $25.43 and $39.56, respectively, and the average monthly fees for basic and extended basic digital service were $14.99 and $43.67, respectively. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes, are also charged to customers.

Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and competitive and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings, as follows:

Service	Price Range
Basic analog cable	$15.07 – $30.88
Extended basic analog cable	$29.50 – $43.19
Basic digital cable	$13.98 – $15.98
Extended basic digital cable	$28.98 – $77.98
Pay-television	$2.00 – $29.99
Pay-per-view (per movie or event)	$4.49 – $59.99
Video-on-demand (per movie or event)	$0.99 – $29.99
Dial-up Internet access	$9.95 – $19.95
Cable Internet access	$27.95 – $89.95
Cable telephony	$16.95 – $22.95
Mobile wireless telephony	$22.65 – $78.35

Our Network Technology

As of December 31, 2009, our cable systems consisted of 21,394 km of fiber optic cable and 37,640 km of coaxial cable, passing approximately 2.6 million homes and serving approximately 2.0 million customers. Our network is the largest broadband network in Québec covering approximately 80% of cable homes passed and, according to our estimates, more than 80% of the businesses located in the major metropolitan areas of Québec. Our extensive network supports direct connectivity with networks in Ontario, Eastern Québec, the Maritimes and the United States.

The following table summarizes the current technological state of our systems, based on the percentage of our customers who have access to the bandwidths listed below and two-way (or “bi-directional”) capability:

	450 MHz and Under	480 to 625 MHz	750 to 860 MHz	Two-Way Capability
December 31, 2005	2%	23%	75%	98%
December 31, 2006	2%	23%	75%	98%
December 31, 2007	1%	2%	97%	99%
December 31, 2008	1%	0%	99%	99%
December 31, 2009	1%	0%	99%	99%

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

We have adopted the hybrid fiber coaxial (HFC) network architecture as the standard for our ongoing system upgrades. Hybrid fiber coaxial network architecture combines the use of fiber optic cable with coaxial cable. Fiber optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fiber optic cable from the headend to a group of nodes to the homes passed served by that node. Our system design provides for cells of approximately 500 homes each to be served by fiber optic cable. To allow for this configuration, secondary headends were put into operation in the greater Montréal area and in the greater Québec City area. Remote secondary headends must also be connected with fiber optic links. The loop structure of the two-way networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. Our network design provides us with significant flexibility to offer customized programming to individual cells of approximately 500 homes, which is critical to our advanced services, such as video-on-demand, Switched Digital Video Broadcast and the continued expansion of our interactive services. Our network design also allows for further segmentation from 500 to 250 or 125 homes where cable, Internet and telephony service penetration requires higher network capacity. We also believe that our network design provides high capacity and superior signal quality that will enable us to provide to our current and future customers new advanced products and services in addition to those currently offered by us.

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

Following our participation in Canada’s spectrum auction for third generation AWS, we are currently pursuing the buildout of a network infrastructure to become a facilities-based provider offering advanced wireless telephony services. The build-out of our AWS project – a greenfield investment – has gained significant momentum since the acquisition of spectrum in the third quarter of 2008. We anticipate launching our AWS offering in the summer of 2010, when our new High Speed Packet Access network is expected to be operational.

Marketing and Customer Care

Our long term marketing objective is to increase our cash flow through deeper market penetration of our services, development of new services and continued growth in revenue per customer. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

•	develop attractive bundle offers to encourage our customers to subscribe to two or more products, which increases ARPU and customer retention as well as increasing our operating margin;

•	continue to rapidly deploy advanced products and services such as cable Internet access, digital television, cable telephony and mobile wireless telephony services;

•	design product offerings that provide greater opportunity for customer entertainment and information choices;

•	target marketing opportunities based on demographic data and past purchasing behavior;

•	develop targeted marketing programs to attract former customers, households that have never subscribed to our services and customers of alternative or competitive services;

•	enhance the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services;

•	leverage the retail presence of Le SuperClub Vidéotron and third-party commercial retailers;

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

•

leverage our business market, using our network and expertise with our commercial customer base, which should enable us to offer additional bundled services to our customers and may result in new business opportunities.

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

Competition

We operate in a competitive business environment in the areas of price, product and service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. In addition, as we expand into additional services such as Internet, cable telephony and mobile wireless telephony services, we may face additional competition. Our principal competitors include over-the-air television and providers of other entertainment, direct broadcast satellite, DSL, private cable, other cable distribution, ILECs and wireless distribution. We also face competition from illegal providers of cable television services and illegal access to both foreign DBS (also called grey market piracy) as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian direct broadcast satellite services without paying any fee (also called black market piracy).

•

Over-the-air Television and Providers of Other Entertainment. Cable television has long competed with broadcast television, which consists of television signals that the viewer is able to receive without charge using an over-the-air antenna. The extent of such competition is dependent upon the quality and quantity of broadcast signals available through over-the-air reception compared to the services provided by the local cable system. Cable systems also face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including digital recorders, DVD players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service than are available over the-air or through competitive alternative delivery sources.

•

Direct Broadcast Satellite. DBS is a significant competitor to cable systems. DBS delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to cable delivery transmissions. This form of distribution generally provides more channels than some of our television systems and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. Like digital cable distribution, DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.

•

DSL. The deployment of digital subscriber line technology, known as DSL, provides customers with Internet access at data transmission speeds greater than that available over conventional telephone lines. DSL service is comparable to cable-modem Internet access over cable systems. We also face competition from other providers of DSL service.

•

VDSL. The penetration of IPTV has increased steadily since the CRTC and Industry Canada authorized VDSL services. VDSL technology increases the available capacity of DSL lines, thereby allowing the distribution of digital video. Multi-system operators are now facing competition from ILECs, which have been granted licenses to launch video distribution services using this technology, which operates over copper phone lines. In Canada, VDSL is offered in urban areas by Bell Aliant in Atlantic Canada, SaskTel in Saskatchewan, Manitoba Telecom Services Inc. in Manitoba, TELUS Corporation in Alberta and British Columbia, Bell Internet in Ontario and Bell TV’s service in some large multi-residential buildings in certain urban centers, and, in our markets ILECs have been installing this new technology. The transmission capabilities of VDSL will be significantly boosted with the deployment of technologies such as vectoring (the reduction or elimination of the effects of far-end crosstalk) and twisted pair bonding (use of additional twisted pairs to increase data carriage capacity). Certain ILEC have already started replacing many of their main feeds with fiber optic cable and positioning VDSL transceivers, a VDSL gateway, in larger multiple-dwelling units, in order to overcome the initial distance limitations of VDSL. With this added capacity, along with the evolution of compression technology, VDSL-2 will offer significant opportunities for services and increase its competitive threat against other multi-system operators.

•

Private Cable. Additional competition is posed by satellite master antenna television systems known as “SMATV systems” serving multi dwelling units, such as condominiums, apartment complexes, and private residential communities.

•

Other Cable Distribution. Currently, a cable operator offering television distribution and providing cable-modem Internet access service is serving the greater Montréal area. This cable operator is owned by the regional ILEC.

•

Wireless Distribution. Cable television systems also compete with wireless program distribution services such as multi channel multipoint distribution systems, or MDS. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer’s premises.

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

•

Telephony Service. Our cable telephony service competes against other telephone companies, including both the incumbent telephone service provider in Québec, which used to control a significant portion of the telephony market in Québec, as well as other VoIP telephony service providers and mobile wireless telephone service providers.

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

In March of 2006, the Telecommunications Policy Review Panel filed with Canada’s Industry Minister its report regarding its review of the existing foreign ownership restrictions applicable to telecommunications carriers. In the Afterword of the Report, the Panel proposed that the government adopt a phased and flexible approach to liberalization of restrictions on foreign investment in telecommunications service providers to the extent that they are not subject to the Broadcasting Act. Ownership and control of Canadian telecommunications common carriers should be liberalized in two phases:

•

In the first phase, the Telecommunications Act (Canada) should be amended to give the federal Cabinet authority to waive the foreign ownership and control restrictions on Canadian telecommunications common carriers when it deems a foreign investment or class of investments to be in the public interest. During the first phase, there should be a presumption that investments in any new start-up telecommunications investment or in any telecommunications common carrier with less than 10% of the revenues in any telecommunications service market are in the public interest. This presumption could be rebutted by evidence related to a particular investor or investment. The presumption should apply to all investments in fixed or mobile wireless telephony markets as well as to investments in new entrants and smaller players (i.e., those below the 10% limit). To encourage longer-term investment, foreign investors should remain exempt from the foreign investment restrictions if they are successful in growing the market share of their businesses beyond 10%.

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

On July 12, 2007, the Canadian Minister of Industry announced the creation of a Competition Policy Review Panel. This Panel has been mandated to review key elements of Canada’s competition and investment policies to ensure that they function effectively. The fundamental task of the Panel’s review is to provide recommendations to the Government on how to enhance Canadian productivity and competitiveness. Foreign ownership restrictions on broadcasting and telecommunications undertakings have been identified as an important issue. Quebecor Media, on behalf of itself and Videotron, like several other interested parties, has filed a submission. In June 2008, the Panel filed its report. This report recommends that the federal government adopt a two-phased approach to foreign participation in the telecommunications and broadcast industry. In the first phase, it is suggested that the Minister of Industry seek an amendment to the Telecommunications Act (Canada) to allow foreign companies to establish a new telecommunications business in Canada or to acquire an existing telecommunications company with a market share of up to 10% of the telecommunications market in Canada. In the second phase, it is recommended that, following a review of broadcasting and cultural policies (including foreign investment), telecommunications and broadcasting foreign investment restrictions be liberalized in a manner that is competitively neutral for telecommunications and broadcasting companies. The Prime Minister has indicated that the current government does not intend to change the existing ownership rules.

However, on March 3, 2010, the Throne Speech opening the new Parliament session reintroduced this Government objective to relax the foreign ownership restrictions.

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

“Diversity of Voices”

On April 13, 2007, in response to consolidation in the Canadian broadcasting industry, the CRTC launched a public proceeding (Broadcasting Notice of Public Hearing CRTC 2007-5) to review various issues relating to the ownership of Canadian broadcasting companies and other issues related to the diversity of voices in Canada. As part of the review, the CRTC was examining issues relating to, among other things, concentration of ownership, common ownership of broadcasting distribution undertakings, cross media ownership, vertical integration and the CRTC’s relationship with the Competition Bureau. A public hearing on this matter was held in mid-September 2007. On January 15, 2008, the CRTC issued its determination in Broadcasting Public Notice CRTC 2008-4, entitled “Diversity of Voices.” In this public notice, the CRTC introduced new policies with respect to cross-media ownership; the common ownership of television services, including pay and specialty services; and the common ownership of broadcasting distribution undertakings. The CRTC’s existing policies with respect to the common ownership of over-the-air television and radio undertakings remain in effect. The CRTC will generally permit ownership by one person of no more than one conventional television station in one language in a given market. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. Where a person that controls a local radio station and a local television station acquires a local newspaper serving the same market, the CRTC will, at the earliest opportunity, require the licensee to explain why, in light of this policy, its radio or television license(s) should be renewed. The CRTC, as a general rule, will not approve applications for a change in effective control that would result in the control, by one person, of a dominant position in the delivery of television services to Canadians that would impact on the diversity of programming available to television audiences. Specifically, as a general rule, the CRTC will not approve transactions that would result in the control by one person of more than 45% of the total television audience share – including audiences to both discretionary and OTA services. The CRTC will carefully examine transactions that would result in the control by one person of between 35% and 45% of the total television audience share – including audiences to both discretionary and OTA services. Barring other policy concerns, the CRTC will process expeditiously transactions that would result in the control by one person of less than 35% of the total television audience share – including audiences to both discretionary and OTA services. In terms of broadcasting distribution undertakings (BDUs), the CRTC, as a general rule, will not approve applications for a change in the effective control of BDUs in a market that would result in one person being in a position to effectively control the delivery of programming services in that market. The CRTC is not prepared to allow one person to control all BDUs in any given market.

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

Cable systems with 2,000 customers or fewer and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC. These cable systems are required to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. We operate 17 of these exempted cable systems. On October 30, 2008, the CRTC issued a new distribution regulatory framework in which it announced that it determines to exempt, under a single exemption order, all terrestrial distribution systems with fewer than 20,000 subscribers and to introduce a single class of license for those BDUs that not eligible for exemption. On August 31, 2009, the CRTC issued an Exemption order for terrestrial BDUs serving fewer than 20,000 subscribers (Broadcasting Order CRTC 2009-544). In September 2009, Videotron submitted an application for relief from the obligation to be licensed for all its networks of 20,000 subscribers or less. We expect a decision from the CRTC in the first half of 2010.

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

The Digital Migration Framework for programming services that do not use airwaves was published in February 2006 (Broadcasting Public Notice CRTC 2006-23). A cable BDU must continue to mirror any given analog tier until 85% of subscribers have a digital set-top box or until January 1, 2013, whichever occurs first. Some distribution priority status (dual and modified dual) is abandoned in the digital environment but the CRTC considered the possibility that certain specialty services may still warrant carriage on basic in a digital environment. In decision CRTC 2007-246, the CRTC approved an application by the National Broadcast Reading Service Inc. for a broadcasting license to operate a national, English-language digital specialty described video programming undertaking to be known as The Accessible Channel. The CRTC also approved the applicant’s request for this service to be designated for mandatory distribution on digital basic by direct-to-home (DTH) satellite distribution undertakings and by Class 1 and Class 2 broadcasting distribution undertakings (BDUs), excluding multipoint distribution system (MDS) undertakings. The CRTC approved in part applications for the services CBC Newsworld and Le Réseau de l’information to be designated for mandatory distribution on digital basic by DTH satellite distribution undertakings and by Class 1 and Class 2 BDUs, excluding MDS undertakings that do not currently carry the services. The CRTC approved in part an application for Avis de Recherche to be designated for mandatory distribution on digital basic by DTH satellite distribution undertakings and by Class 1 and Class 2 BDUs, excluding MDS undertakings. The CRTC also approved amendments to the broadcasting license for Avis de Recherche, as requested by the applicant. On June 11, 2009, the CRTC issued a mandatory distribution order (CRTC 2009-340) requiring all Class 1 BDUs to distribute The Weather Network and MétéoMédia on the digital basic service. The mandatory distribution order (issued by the CRTC under section 9(1)(h) of the Broadcasting Act (Canada)) will be effective September 1, 2010 and expire August 31, 2015.

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

Distribution of Canadian Content

The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act (Canada) mandate the types of Canadian and non-Canadian programming services that may be distributed by broadcasting distribution undertakings, including cable television systems. For example, Canadian television broadcasters are subject to “must carry” rules which require terrestrial distributors, like cable and MDS systems, to carry the signals of local television stations and, in some instances, regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the “must carry” rules is designed to ensure that the signals of local broadcasters reach cable households and enjoy advantageous channel placement. Furthermore, cable operators, DBS operators and MDS operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local and regional television stations, certain specialty channels and pay television channels, and a pay-per-view service, but does not include Category Two digital services and video-on-demand services.

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

As a result of this review, on October 30, 2008, the CRTC issued a new distribution regulatory framework entitled “Regulatory frameworks for broadcasting distribution undertakings and discretionary programming services.” Pursuant to this new regulatory framework, the CRTC has decided to implement various changes to the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services. As described above under “Distribution of Canadian Content”, as of August 31, 2011, this new regulatory framework provides for the CRTC eliminating some of the existing distribution and linkage rules for discretionary programming services carried by broadcasting distribution undertakings while continuing the existing preponderance requirement (i.e., that each subscriber receives more than 50% Canadian programming services). The CRTC has also decided to introduce competition for those genres of Category A Services (which have generally licensed on a one-per-genre basis and to be complementary and not compete with one another) where it is convinced that a competitive environment will not significantly reduce either the diversity of services available to viewers or their contribution to the creation of Canadian programming. At this time, the CRTC has decided to eliminate the current one per-genre policy for mainstream national news and mainstream sports specialty services. Amendments to the BDU regulations to be introduced to take effect August 31, 2011, will require all licensed BDUs to first obtain the consent of over-the-air Canadian television stations (OTAs) prior to distributing their local stations located in a distant market (Canadian distant signals). BDUs operating under an exemption order will not require consent from the broadcaster. These OTAs will be permitted to negotiate payment from BDUs for the retransmission of their local stations as distant signals. The distribution by BDUs of a second set of U.S. 4+1 signals to subscribers will be subject to subscribers also receiving at least one signal, originating from the same time zone as the U.S. signals, of each large multi-station Canadian broadcasting group. Finally, BDUs serving more than 20,000 subscribers will have to contribute to a new fund created to help financing local television stations called the “Local Production Improvement Fund” (“LPIF”). As of September 1, 2009, this contribution is fixed at 1.5% of these BDUs’ respective revenues from broadcast activities. The percentage of the LPIF contribution for 2010-2011 will be determined in the first quarter of 2010.

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

For all but two service areas, accounting for less than 6% of our subscribers, our basic service fees for our customers have been deregulated. The new distribution policy issued on October 30, 2008 announced that all retail rate regulations will be withdrawn on August 31, 2011.

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

Other recent changes to regulations which have been announced

On December 2, 2009, the CRTC approved Videotron’s application to acquire from its subsidiary CF Cable TV Inc. (CF Cable TV), as part of a corporate reorganization, the assets of all terrestrial broadcasting distribution undertakings partially serving Montreal and Laval (Quebec) (Decision CRTC 2009-745). This corporate reorganization will allow the consolidation of all broadcasting distribution undertakings controlled by Quebecor Media under one corporate entity.

On December 1, 2009, pursuant to a decision of the CRTC (Decision CRTC 2009-738), Videotron was granted the authority to acquire from TVA Group, as part of a corporate reorganization, the assets of Canal Indigo, the national French-language general interest pay-per-view television programming undertaking distributed by cable. Videotron intends to leverage a more coordinated management of both pay-per-view and video-on-demand licenses.

On October 22, 2009, the CRTC amended the Exemption order applying to new media broadcasting undertakings (Appendix A to the Public Notice CRTC 1999-197). As such, the description of a “new media broadcasting undertaking” was amended to encompass all Internet-based and mobile point-to-point broadcasting services, to introduce an undue preference provision for new media broadcasting undertakings, and to introduce a reporting requirement for such undertakings (Broadcasting Order CRTC 2009-660).

On September 16, 2009, the Governor in Council issued an Order in Council (P.C. 2009-1569) requesting that the CRTC hold hearings and provide a report on the implications and advisability of implementing a compensation regime for the value of local television signals (Broadcasting Notice of Consultation CRTC 2009-614). This is pursuant to Broadcasting Notice of Consultation CRTC 2009-411 in which the CRTC announced a hearing regarding the terms and conditions for group-based licensing that would provide the necessary criteria to consider upcoming applications for group-based seven-year license renewals and revenue support for conventional TV broadcasters that can be drawn from distributors like Videotron. Subject to the outcome of this hearing and of a Cabinet decision, Videotron might have to pay a fee to over-the-air broadcasters such as TVA Group.

Pursuant to Broadcasting Regulatory Policy CRTC 2009-560 issued on September 4, 2009, the CRTC now requires the owners of large broadcasting distribution undertakings, multi-system operators and conventional television ownership groups, such as Quebecor Media, to publicly disclose their annual aggregate financial data. Therefore, we are now required to file on a yearly basis a new aggregated return form for Videotron and TVA Group (on or before November 30th of each year). This aggregated financial data is posted on the CRTC website.

On August 31, 2009, the CRTC announced that it had made amendments to the Broadcasting Distribution Regulations (the BDU Regulations), the Television Broadcasting Regulations, 1987 (the Television Broadcasting Regulations), the Pay Television Regulations, 1990 (the Pay Television Regulations) and the Specialty Services Regulations, 1990 (the Specialty Services Regulations). These amendments introduce a requirement that contributions to Canadian programming be remitted on a monthly basis and reconciled on an annual basis. More specifically, the amended regulations:

•	allow BDUs to make use of new forms of targeted advertising;

•	establish the evidentiary burden to be applied when assessing complaints of undue preference or disadvantage against BDUs;

•	require BDUs of more than 20,000 subscribers to make a financial contribution of 1.5% (as of September 1, 2009, and revised periodically) of their broadcast revenues to the LPIF;

•	establish that contributions by BDUs to the LPIF and other funds are made on a monthly basis, with an annual adjustment;

•

provide that pay television and specialty television undertakings whose programming services BDUs are required to distribute cannot withhold their signals during a dispute resolution process before the CRTC;

•	provide that pay television and specialty television services whose programming services are required to be distributed must ensure that their signals are transmitted to distribution undertakings; and

•	provide that television broadcasting undertakings cannot give an undue preference to any person or subject any person to an undue disadvantage.

On July 28, 2009, in Review of broadcasting in new media (Broadcasting Regulatory Policy CRTC 2009-329), the CRTC set out its determinations in its proceedings on Canadian broadcasting in new media. However, the CRTC did not determine the legal issue as to whether Internet access providers carry on, in whole or in part, “broadcasting undertakings” pursuant to the Broadcasting Act (Canada) when they provide access to broadcasting through the Internet. Instead, the CRTC stated that it would refer the matter to the Federal Court of Appeal. Hence, the CRTC referred this question to the Federal Court of Appeal Court for hearing and determination in its Broadcasting Order CRTC 2009-452. Subject to the outcome of this proceeding, it is possible that the CRTC may impose a regulatory financial contribution on cable and telecommunications companies in order to create a national fund that would finance Canadian programming. The judgment is expected in the summer of 2010.

On October 21, 2008, the CRTC published a new policy regarding disclosure of industry group financial results. Prior to these changes, cable and telecommunications operators such as Videotron had their financial results aggregated with those of other similar companies in Canada for the purposes of certain CRTC disclosures. On and after November 30, 2008, aggregated financial data for each of the following industry sub-groups will be disclosed by the CRTC: the large broadcasting distribution undertakings, multi-system operators and over-the-air television and radio ownership groups. This financial data for each broadcasting year (September 1 to August 31) will be publicly available at: http://www.crtc.gc.ca/dcs/eng/current/dcs4_7.htm. Subject companies are required to post the same information on their respective websites. However, the large broadcasting distribution undertakings, multi-system operators and over-the-air television and radio ownership groups received the CRTC form for reporting aggregated results on October 21, 2008 and are refusing to disclose figures that would not be prepared according to GAAP and data that is not disclosed under Canadian and U.S. securities laws and regulations. On February 6, 2009, most large BDUs, multi-system operators and over-the-air television and radio ownership groups requested that the CRTC initiate a new public consultation in order to allow the broadcasting industry to express its point of view on the specific financial data the CRTC would like to see disclosed. Pursuant to this process, the CRTC published Regulatory Policy CRTC 2009-560 on September 4, 2009, pursuant to which it has required the disclosure of certain aggregate financial data for owners of large BDUs, multi-system operators and conventional television and radio ownership groups.

On March 25, 2008, the CRTC authorized the transfer of the license for the video-on-demand service “Illico sur demand” from Groupe Archambault Inc., which is a subsidiary of Quebecor Media, to Videotron. Videotron is now the operator of Quebecor Media group’s video-on-demand service.

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

In 2008, distant television signal retransmission royalties varied from $0.35 to $0.85 per customer per month depending on the number of customers receiving the signal and whether the signal was transmitted by a small retransmission system, except in Francophone markets. In Francophone markets, there is a 50% rebate. The same pricing structure, with lower rates, still applies for distant radio signal transmission. Most of Videotron’s undertakings operate in Francophone markets. The collectives filed, for the period 2009-2013, a proposed increase that would bring the royalties, at the end of 2013, between $0.60 and $1.10 per customer per month depending on the number of customers receiving the signal. The new tariff has been contested by Videotron and the industry.

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

In March 2004, the Copyright Board changed the name of this tariff from Tariff 17A to Tariff 17 and rendered its decision setting Tariff 17 royalty rates for 2001 through 2004. The Copyright Board changed the structure of Tariff 17 to calculate the royalties based on the revenues of the pay and specialty programming services (affiliation payments only in the case of foreign and pay services, and all revenues in the case of Canadian specialty services) and set a basic royalty rate of 1.78% for 2001 and 1.9% for 2002 through 2004. The basic royalty rate is subject to reductions in certain cases, although there is no Francophone market discount. SOCAN has agreed, by filing proposed tariffs, that the 2005 to 2010 tariffs will continue on the same basis as in 2004, the royalty rate remaining at 1.9%. The Tariffs for 2009-2010 have yet to be certified by the Copyright Board.

Royalties for Pay Audio Services

The Copyright Board rendered a decision in March 2002 regarding two new tariffs for the years 1997-1998 to 2002, which provide for the payment of royalties by programming and distribution undertakings that broadcast pay audio services. The tariffs fix the royalties payable to SOCAN and to the Neighboring Rights Collective of Canada, or NRCC, respectively, during this period at 11.1% and 5.3% of the affiliation payments payable during a month by a distribution undertaking for the transmission for private or domestic use of a pay audio signal. The royalties payable to SOCAN and NRCC by a small cable transmission system, an unscrambled low or very low power television station or by equivalent small transmission systems during this period were fixed by the Copyright Board at 5.6% and 2.6%, respectively, of the affiliation payments payable during a year by the distribution undertaking for the transmission for private or domestic use of a pay audio signal. Royalties payable by a system located in a Francophone market during this period are calculated at a rate equal to 85.0% of the rate otherwise payable.

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

Currently, the royalties payable by distribution undertakings for the communication to the public by telecommunication of musical works in SOCAN’s repertoire in connection with the transmission of a pay audio signal other than retransmitted signals are as follows: a monthly fee of 12.35% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 6.175% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system. SOCAN has filed a proposed Pay Audio Tariff for the years 2008, 2009 and 2010 that proposes to maintain those rates.

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

Royalties for Ringtones

In 2003, SOCAN filed a new proposed tariff, Tariff 24, for the communication of musical works incorporated into telephone or other ringtones. Since 2006, Videotron sells ringtones directly to cellular phone users. In June 2006, the Copyright Board rendered its decision setting a ringtone royalty for 2003 through 2005. The Copyright Board fixed the rate of royalty payable to SOCAN to 6% of the price paid for a ringtone by a cellular phone user, subject to a minimum royalty of 6.0¢ per ringtone. The minimum royalty only applies to the years 2004-2005. Following a judicial review, the Federal Court of Appeal upheld the decision of the Copyright Board. For the years 2006-2009, SOCAN has filed a new Tariff 24 which would bring the royalty to 10% of the price paid for a ringtone by a cellular phone user, subject to a minimum royalty of 10.0¢ per ringtone. The new Tariffs have been contested by the industry.

Internet Service Provider Liability

In 1996, SOCAN proposed a tariff to be applied against Internet service providers, in respect of composers’/publishers’ rights in musical works communicated over the Internet to Internet service providers’ customers. SOCAN’s proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that Internet service providers should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that Internet service providers do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting for third parties and caching. As a consequence, internet service providers may, however, be found liable if their conduct leads to the inference that they have authorized a copyright violation. A proposed amendment to the Copyright Act (Canada) was introduced in June 2005 in Parliament to exempt ISPs for copyright liability for merely providing customers with access to the Internet and not operating the website itself. Following the November 2005 election call, the June 2005 Bill to amend the Copyright Act (Canada) was not enacted. Although there are continuous discussions to reintroduce such a Bill, it is premature to predict whether the amendment will be reintroduced in Parliament and enacted into law.

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

The Telecommunications Act (Canada), which came into force on October 25, 1993, as amended, provides for the regulation of facilities based telecommunications common carriers under federal jurisdiction. Under the Telecommunications Act (Canada), the CRTC may exempt any class of Canadian telecommunications carriers from the application of the Telecommunications Act (Canada) if the CRTC is satisfied that such an exemption is consistent with implementation of the Canada telecommunications policy objectives. The CRTC must refrain from regulating certain telecommunications services or classes of services provided by Canadian carriers, if it finds that such service or class is or will be subject to competition sufficient to protect the interests of users. The CRTC is prohibited from making a determination to refrain if refraining from regulation could likely impair unduly the establishment or continuance of a competitive market for a particular service or class of services.

On December 18, 2006, the federal government issued a policy direction to the CRTC which requires the CRTC to take a more market-based approach to implement the Telecommunications Act. This policy direction applies prospectively to the wide-variety of telecommunications-related regulatory issues that the CRTC handles. Application of this policy could result in future material changes to telecommunications regulation.

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

Overview of the Telecommunications Competition Framework

Competition in the Canadian long-distance and local telephony markets is guided to a large extent by the principles set out in Telecom Decision CRTC 92-12, which removed the telephone companies’ monopoly in the provision of public long-distance voice telecommunications services, Review of Regulatory Framework, Telecom Decision CRTC 94-19, which sets out the principles for a new, pro-competitive regulatory framework, and Local Competition Telecom Decision CRTC 97-8, which establishes the policy framework for local exchange competition. The CRTC has issued numerous follow-up rulings on matters of policy and inter carrier dispute. The CRTC Interconnection Steering Committee, or CISC, also provides an ongoing forum for consensus based resolution of inter carrier technical and operational issues.

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

Elements of the CRTC’s telecommunications regulatory framework to which Videotron is subject include: interconnection standards and inter-carrier compensation arrangements; the mandatory provision of equal access (i.e. customer choice of long distance provider); standards for the provision of 911 service, message relay service and certain privacy features; and the obligation not to prevent other local exchange carriers from accessing end-users on a timely basis under reasonable terms and conditions in multi dwelling units where Videotron provides service and the payment of contribution on VoIP revenues for the purposes of the revenue based contribution regime established by the CRTC to subsidize residential telephone services in rural and remote parts of Canada.

Generally speaking, the CRTC has pursued a policy of favoring facilities based competition in telecommunications. Key to the CRTC’s framework are decisions issued on January 25, 2001 and June 30, 2003, respectively, regarding access to municipal rights of way and access to multi dwelling units. In both cases, the CRTC adopted a policy of open access, with fees generally limited to recovering costs reasonably incurred. Application of the framework principles to individual access cases, however, has encountered resistance from certain municipalities and building owners. It remains to be determined whether any of these access cases will need to be brought before the CRTC for resolution.

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

On April 6, 2006, the CRTC issued its framework for the forbearance from regulation of local telephone services offered by the ILECs. On April 4, 2007, in response to a petition filed by Bell Canada and the other ILECs, the Governor in Council issued an order varying this framework. The order eliminated forthwith all restrictions on local telephone winback and promotional activities in all geographic markets, and further established a local forbearance framework whereby: (i) residential local exchange services and business local exchange services are in different relevant markets; (ii) the relevant geographic market for local forbearance analysis is the telephone exchange; and (iii) the incumbent carrier must demonstrate that a competitor presence test has been satisfied, in addition to satisfying certain criteria related to the availability and quality of provision of services to competitors, before forbearance can be sought in any given market. For residential services, the competitor presence test requires the existence of two independent facilities based service providers, other than the incumbent, each of which is capable of serving 75% of the lines in the exchange, and one of which is a fixed-line provider. In business markets, the competitor presence test requires the existence of one independent facilities-based fixed-line service provider, other than the incumbent, capable of serving 75% of the lines in the exchange.

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

On December 20, 2007, the CRTC granted conditional approval to a new telecommunications consumer agency, to which Videotron had previously adhered voluntarily. The major Canadian cable operators, including Videotron, challenged certain elements of this ruling, and the CRTC issued a revised decision on May 30, 2008. Among other things, the CRTC ruled that all telecommunications service providers with annual revenues in excess of $10 million must become members of the agency for a period of three years. Videotron remains a member in good standing of the agency. A three-year review of the agency and its activities is expected to begin in 2010.

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

On July 21, 2009, pursuant to an initial application from TELUS, the CRTC initiated a new proceeding to review the large ILECs’ support structure service rates. The CRTC simultaneously declared all current support structure service rates to be interim, opening up the possibility that any new rates that emerge from the proceeding may be applied retroactively to July 21, 2009. To date, the cable carriers, including Videotron, have successfully challenged attempts by the ILECs to modify the costing methodology employed by the CRTC when rates were last reviewed in 1995. A decision on new rates is expected toward the end of summer 2010. If this review results in an increase in rates, it may have a significant impact on Videotron’s network cost structure.

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

On May 8, 2009, the CRTC initiated a new proceeding to consider the appropriateness of mandating certain wholesale high-speed access services by local exchange carriers and cable carriers including, in the case of cable carriers: (i) the actual or virtual collocation of competitor equipment at a headend or equivalent, and (ii) the dedication of six MHz channels for competitor use. The cable carriers, including Videotron, have argued that the first proposal closely resembles the existing TPIA regime, while the second proposal is technically infeasible and would unduly restrict their ability to offer an innovative and expanding range of services to their own retail customers. On December 23, 2009, in response to a December 10, 2009 Order in Council from the federal government, the CRTC expanded the scope of the proceeding to consider, among other things, whether the application of the existing essential services framework on a forward-looking basis provides appropriate incentives for continued investment in broadband infrastructure. A public hearing on this subject is scheduled to begin in May 2010.

Telemarketing

On September 30, 2008, a comprehensive reform of the CRTC’s telemarketing rules came into force, including the establishment of a new National Do Not Call List (DNCL). In accordance with new legislative powers granted under Bill C 37, which came into force on June 30, 2006, the CRTC has the authority to fine violators of its telemarketing rules up to $1,500 per violation in the case of an individual and $15,000 per violation in the case of a corporation. We have established internal controls to minimize the risk of breaching these rules and to provide any required investigative assistance in relation to alleged third party violations.

Internet Traffic Management Practices

On October 21, 2009, the CRTC issued a new regulatory policy regarding the Internet traffic management practices (ITMPs) of ISPs. The policy attempts to balance the freedom of Canadians to use the Internet for various purposes with the legitimate interests of ISPs to manage the traffic thus generated on their networks, consistent with legislation, including privacy legislation. Among other things, the policy sets rules for ensuring transparency in the use of economic and technical ITMPs, and establishes an ITMP framework that provides a structured approach to evaluating whether existing and future ITMPs are in compliance with the prohibition on unjust discrimination (e.g. as against specific applications or content) found in the Telecommunications Act. Specific rules are also established to ensure that wholesale customers are not subjected to unjust discrimination. While we consider Videotron’s current ITMPs to be fully compliant with the policy, we note that it may limit the range of ITMPs Videotron could choose in the future, thereby potentially constraining our ability to recover the costs of our access network.

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

The CRTC also regulates mobile wireless services under the Telecommunications Act. On August 12, 1994, the CRTC released a decision forbearing from the exercise of most of its powers under the Telecommunications Act (Canada) as they relate to mobile wireless service. However, the CRTC did maintain its ability to require conditions governing customer confidential information and to place other general conditions on the provision of mobile wireless service. Since 1994, the CRTC has since exercised this power, for example, to mandate wireless number portability.

On February 2, 2009, the CRTC issued a decision requiring all WSPs to upgrade their networks by February 1, 2010, to more precisely determine the location of a person using a mobile phone to call 911. New entrants that launch services, after February 1, 2010, are to have the required functionality in place at the time of launch. This decision will add to Videotron’s initial costs of network deployment.

D- Organizational Structure

Videotron is a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a 54.72% owned subsidiary of Quebecor Inc., which we refer to as Quebecor. The remaining 45.28% of Quebecor Media is owned by CDP Capital d’Amérique Investissements Inc., a subsidiary of the Caisse de dépôt et placement du Québec, one of Canada’s largest pension fund managers. The following chart illustrates the corporate structure of Videotron as of January 1, 2010, including Videotron’s significant subsidiaries, together with the jurisdiction of incorporation or organization of each entity.

E- Property, Plants and Equipment

Our corporate offices are located in leased space at 612 St-Jacques Street West, Montréal, Québec, Canada, H3C 4M8, in the same building than Quebecor’s head office. We also own several buildings in Montréal, the largest of which is located at 2155 Pie IX Street (approximately 112,000 square feet). We also own a building of approximately 73,000 square feet located at 150 Beaubien Street in Montréal. We also lease approximately 52,000 square feet of office space in a building located at 800 de la Gauchetière Street in Montreal to accommodate staffing growth. In Québec City, we own a building of approximately 40,000 square feet where our regional headend for the Québec City region is located. We also lease a 24,000 square feet facility in Joliette, Quebec, in which we operate a new call center opened in 2009.

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

ITEM 4A—UNRESOLVED STAFF COMMENTS

None.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

General

We, Videotron Ltd, are a wholly-owned subsidiary of Quebecor Media (parent company), incorporated under Part IA of the Companies Act (Québec). We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of telephony services in the Province of Québec. We offer pay television, Internet access, cable telephony and mobile wireless telephony services.

This Management’s Discussion and Analysis contains an analysis of our consolidated financial position as of December 31, 2009 and the results of our operations and cash flows for the years ended December 31, 2009, 2008 and

2007. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. Note 23 to our audited consolidated financial statements which are included under “Item 17. Financial Statements” in this annual report contains discussions of the principal differences between Canadian GAAP and U.S. GAAP and the extent to which those differences affect our consolidated financial statements. All amounts are in Canadian dollars unless otherwise specified.

Highlights Since December 31, 2008

•

We recorded our best year ever in terms of revenues, operating income and net income. We continued to register strong growth in 2009, posting substantial increase to our customer base increases for our four major products: cable television, Internet access, cable telephone and wireless telephone. It was the sixth consecutive year of growth for the Company’s major products.

•

Following an out-of-court settlement, the Federal government agreed not to claim the unpaid Part II fees for the period from September 1, 2006 through August 31, 2009. As a result of this settlement, the Company reversed in the fourth quarter of 2009 a $33.8 million provision for unpaid Part II fees as of August 31, 2009. See “Other developments” for more details about this matter.

•

In March 2009, the Company issued an additional US$260.0 million in aggregate principal amount of its Senior Notes due 2018, at a discount price of 98.625% for net proceeds of $332.4 million, including accrued interest of $6.9 million and before financing fees of $6.9 million. This tranche of Senior Notes due 2018 bears interest at a rate of 9.125% for an effective interest rate of 9.37% payable every six months on June 15 and December 15, and mature on April 15, 2018. These notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, pay dividends and make other distributions, and are unsecured. These Senior Notes are guaranteed by specific subsidiaries of the Company. These notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2013, at a decreasing premium.

•

In November 2009, we entered into a secured export financing facility and the Finnvera Facility B Credit Agreement. Our $75.0 million secured export financing facility provides for a term loan that matures in June 2018. Our Facility B Credit Agreement provides for an unsecured term credit facility (“Facility B”) in a maximum amount equal to the difference between US$100.0 million and the aggregate of the US dollar equivalent of each drawing made under our export financing facility. Facility B matures in April 2016.

•

On January 13, 2010, the Company issued $300.0 million in aggregate principal amount of Senior Notes, before financing fees of $6.1 million. These Notes bear interest at a rate of 7.125% payable every six months on June 15 and December 15, and mature on January 15, 2020. The notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, pay dividends and make other distributions, and are unsecured. These Senior Notes are guaranteed by specific subsidiaries of the Company. These notes are redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2015, at a decreasing premium.

Non-GAAP Financial Measures

We use certain supplemental financial measures that are not calculated in accordance with or recognized by accounting principles generally accepted in Canada or accounting principles generally accepted in the United States to assess our financial performance. We use these non-GAAP financial measures, such as operating income and average monthly revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

Operating Income

We define operating income, reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, impairment of goodwill, other items, income taxes and non-controlling interest. Operating income margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and U.S. GAAP. We believe that operating income is a meaningful measure of performance because operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community, to analyze and compare companies in our field of activities. Operating income has limitations as an analytical tool, including:

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

Table 1

Reconciliation between the operating income measure used in this report and the net income measure used in the consolidated financial statements

	Year Ended December 31,
	2009	2008 (2)	2007 (2)	2006 (2)	2005 (1) (2)
		(restated)	(restated)	(restated)	(restated)
	(dollars in millions)
AMOUNTS UNDER CANADIAN GAAP
Net income	$596.9	$396.9	$326.6	$182.7	$102.0
Amortization	241.2	213.0	204.2	183.8	165.5
Financial expenses	80.2	95.9	77.6	81.8	65.8
(Gain) loss on valuation and translation of financial instruments	(44.1)	19.7	(10.5)	(2.2)	8.9
Impairment of goodwill and other items	(2.1)	(1.4)	5.4	—	—
Income taxes expense	100.7	73.6	38.8	63.7	69.5
Non-controlling interest in a subsidiary	0.1	0.2	0.2	0.1	0.1

Operating income as defined	$972.9	$797.9	$642.3	509.9	$411.8

	Year Ended December 31,
	2009	2008	2007	2006	2005 (1)
					(restated)
	(dollars in millions)
AMOUNTS UNDER U.S. GAAP
Net income	$553.8	$375.0	$323.7	$168.8	$98.7
Amortization	252.2	225.6	216.7	196.3	177.4
Financial expenses	80.2	90.9	76.1	81.8	65.8
(Gain) loss on valuation and translation of financial instruments	(20.8)	30.1	(14.1)	6.0	9.4
Impairment of goodwill and other items	1.3	0.6	5.4	—	—
Income taxes expense	100.4	77.3	32.3	56.1	60.4
Non-controlling interest in a subsidiary	0.1	0.2	0.2	0.1	0.1

Operating income as defined	$967.2	$799.7	$640.4	$509.0	$411.8

(1)

On January 1, 2006, a company under common control, Videotron Telecom Ltd., merged with Videotron. On July 1, 2006, Videotron also merged with its parent, 9101-0827 Québec Inc. Those transactions have been accounted for using the continuity of interest method, and the results of operations and financial position of Videotron Telecom Ltd. and 9101-0827 Québec Inc. have been included in these consolidated financial statements as if the three companies had always been combined. Comparative figures have been restated from statements previously presented. In respect of U.S. GAAP financial data, see also Note 23 “Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States” to our audited consolidated financial statements which are included under “Item 17. Financial Statements” in this annual report.

(2)

On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted also in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as it clarifies the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs which are now recognized as an expense as they are incurred. Consequently, the Company has adjusted opening deficit as of December 31, 2004, as if the new rules had always been applied in the past and the prior period comparative figures have been restated. As well, the Company made reclassifications in order to present certain assets, mainly software licences, as intangible assets instead of presenting them as fixed assets.

Average Monthly Revenue per User

Average monthly revenue per user is an industry metric that we use to measure our average cable, Internet, and cable and wireless telephony revenues per month per basic cable customer. ARPU is not a measurement consistent with Canadian GAAP or U.S. GAAP. We calculate ARPU by dividing our combined cable television, Internet-access, and cable and wireless telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

2009/2008 Year Comparison

Customer statistics

Cable television – The combined customer base for cable television services increased by 61,409 (3.6%) in 2009 (compared with 77,519 in 2008 and 65,686 in 2007) (see Table 2). As of December 31, 2009, our cable network had a household penetration rate (number of subscribers as a proportion of 2,575,315 total homes passed as of the end of December 2009) of 69.0% versus 67.5% a year earlier and 65.6% in 2007.

•

The number of subscribers to illico Digital TV stood at 1,084,100 at the end of 2009, an increase of 156,778 or 16.9% during the year (compared with an increase of 159,111 in 2008 and an increase of 144,565 in 2007). At December 31, 2009, 61.0% of our cable television customers were subscribers to our illico Digital TV services compared to 54.1% in 2008 and 46.9% in 2007. At December 31, 2009, illico Digital TV had a household penetration rate of 42.1%, compared with 36.5% a year earlier and 30.8% in 2007.

•

The customer base for analog cable television services decreased by 95,369 (-12.1%) in 2009 (compared with a decrease of 81,592 customers in 2008 and a decrease of 78,879 customers in 2007), primarily as a result of customer migration to illico Digital TV.

Internet access — The number of subscribers to cable Internet access services stood at 1,170,570 at the end of 2009, an increase of 106,723 (10.0%) from the previous year (compared with an increase of 130,858 in 2008 and an increase of 141,023 in 2007). At December 31, 2009, cable Internet access services had a household penetration rate of 45.5%, compared with 41.8% at December 31, 2008 and 37.4% at December 31, 2007.

Cable telephony service — The number of subscribers to cable telephony service stood at 1,014,038 at the end of 2009, an increase of 162,051 (19.0%) from the previous year (compared with an increase of 215,635 in 2008 and an increase of 238,522 in 2007). At December 31, 2009, the IP telephone service had a household penetration rate of 39.4%, compared with 33.5% at December 31, 2008 and 25.5% at December 31, 2007.

Wireless telephony service — At December 31, 2009, there were 82,813 lines activated on our wireless telephony service, an increase of 19,411 (30.6%) from the previous year (compared with an increase of 18,325 in 2008).

Table 2

End-of-year customer numbers

(in thousands of customers)

	2009	2008	2007	2006	2005
Cable television
Analog	692.9	788.3	869.9	948.8	1,031.5
Digital	1,084.1	927.3	768.2	623.6	474.6

Total cable television	1,777.0	1,715.6	1,638.1	1,572.4	1,506.1
Cable Internet	1,170.6	1,063.8	933.0	792.0	638.0
Cable telephony	1,014.0	852.0	636.4	397.8	163.0
Wireless telephony (in thousands of lines)	82.8	63.4	45.1	11.8	—

Results Analysis

Revenues: $2,001.2 million, an increase of $197.0 million (10.9%).

•

Combined revenues from all cable television services increased by $65.7 million (8.1%) to $875.6 million. This growth was primarily due to an increase in the average number of basic cable customers, the continuing migration of our customers from analog to digital services, an increase of subscribers to our High Definition packages, as well as the price increases implemented in March 2008 and March 2009, partially offset by higher bundling discounts due to the increase in Internet and cable telephony customers.

•

Revenues from Internet access services increased by $74.6 million (14.9%) to $574.2 million. The improvement was mainly due to an increase in the average number of cable-modem Internet customers, along with increased revenues from over-consumption of bandwidth by our customers, migration of our customers to more expensive packages and price increases implemented in March 2008 and March 2009.

•	Revenues from cable telephony services increased by $67.7 million (23.7%) to $353.8 million, primarily due to customer growth.

•	Revenues from wireless telephony services increased by $9.8 million (31.0%) to $41.4 million, primarily due to customer growth.

•	Revenues from business solutions decreased by $5.3 million (-8.3%) to $58.3 million, due to the end of a major contract and a decrease in our network solutions revenues.

•

Revenues of Le SuperClub Vidéotron ltée decreased by $25.5 million (-44.7%) to $31.5 million, primarily because of the franchising of most corporate stores, sale of the StarStruck Entertainment chain and some store closures, partly offset by an increase in royalty revenues. However, the operating margin of this segment nearly remained stable at $13.1 million in 2009 compared to $13.2 million in 2008.

•	Other revenues, which represent principally sales of equipment to customers, increased by $10.0 million (17.8%) to $66.4 million, mainly due to an increase in the sale of set-top boxes.

Monthly combined ARPU: $88.21 in 2009, compared with $81.17 for 2008, an increase of $7.04 (8.7%).

Operating income: $972.9 million in 2009, an increase of $175.0 million (21.9%). This increase was primarily due to:

•	customer growth for all services;

•	price increases, on our cable television services and cable Internet access services;

•	migration of our customers to more expensive packages in cable Internet access services;

•	a higher proportion of digital customers for our television services resulting in increased ARPU; and

•	$47.9 million favorable variance resulting from adjustments related to the provision for Part II licence fees (for details, see “Other developments since December 31, 2008”);

partially offset by:

•	higher bundling discounts;

•	increase in the cost of our subscriber equipment and network support agreements due to the weakness of the Canadian dollar compared to U.S. dollar;

•	higher regulatory contributions due to the increase of our revenues and the introduction of the local programming improvement fund; and

•	increase in our call center and network maintenance to support our growth.

Operating costs, expressed as a percentage of revenues: 51.4% in 2009 compared with 55.8% in 2008. Operating costs as a proportion of revenues decreased slightly for the following reasons:

•	the fixed component of costs, which does not fluctuate in proportion of revenue growth;

•	the marginal impact on costs of the higher consumption revenues and price increases; and

•	the reversal of the accrual for the Part II licence fees.

Amortization charge: $241.2 million, an increase of $28.1 million (13.2%) compared with 2008.

•	The increase was mainly due to an increase in the acquisition of fixed assets, mostly related to telephony and Internet access services and the modernization of our network.

Financial expenses: $80.2 million, a decrease of $15.7 million (-16.4%). The decrease was mainly due to:

•	lower base interest rates; and

•	$4.9 million gain in 2009 (a loss of $5.0 million in 2008) on foreign currency translation of short-term monetary items.

The increase in interest expense caused by higher indebtedness was largely compensated by the capitalization of a portion of this interest to fixed assets and to intangible assets.

Valuation and translation of financial instruments: a gain of $44.1 million in 2009, compared to a loss of $19.7 million in 2008, related to changes in fair value of financial instruments, including embedded derivatives due to changing yield curves.

Income tax expense: $100.6 million (effective income tax rate of 14.4%), compared with $73.6 million in 2008 (effective tax rate of 15.6%). The variation in the effective income tax rate as compared to the statutory income tax rate in 2009 was mainly due to:

•	$73.1 million in non-taxable dividends from related parties;

•	$19.6 million due to non-deductible charges, non-taxable income and differences between current and future tax rates; and

•	$14.0 million due to the recognition of a deferred credit related to the acquisition of tax losses in prior years.

The variation in rate as compared to the statutory income tax rate in 2008 was mainly due to:

•	$86.1 million in non-taxable dividends from related parties; and

•	$5.7 million due to the recognition of a deferred credit related to the acquisition of tax losses in prior years.

Net income: $596.9 million, an increase of $200.0 million (50.4%). The increase was mainly due to:

•	$175.0 million increase in operating income (taxable at an average rate of 14.4% due to tax consolidation transactions);

•	$15.7 million decrease in financial expenses; and

•	$63.8 million increase in the gain on valuation and translation of financial instruments;

partially offset by:

•	$28.1 million increase in amortization.

2008/2007 Year Comparison

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

•

Other revenues, which represent principally sales of equipment to customers, increased by $5.4 million (10.6%) to $56.4 million, due to an increase in the sale of set-top boxes and a higher proportion of High Definition set-top boxes.

Monthly combined ARPU: $81.17, compared with $71.52 for 2007, an increase of $9.65 (13.5%).

Operating income: $797.9 million in 2008, an increase of $155.6 million (24.2%). This increase was primarily due to:

•	customer growth for all services;

•	price increases, mostly on our cable television services and cable Internet access services;

•	a higher proportion of digital customers for our television services resulting in increased ARPU; and

•	a $34.3 million decrease in expenses related to the parent company’s management fees and stock option plan.

partially offset by:

•

unfavorable variance of $29.0 million related to recognition in 2008 of a charge for CRTC Part II licence fees covering the period from September 1, 2006 to December 31, 2008 following the Federal Court of Appeal decision of April 29, 2008. Videotron recorded Part II licence fees for 2008 and has continued to record the fees going forward;

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

Operating costs, expressed as a percentage of revenues: 55.8% in 2008 compared with 58.6% in 2007. Operating costs as a proportion of revenues decreased slightly for the following reasons:

•	the fixed component of costs, which does not fluctuate in proportion of revenue growth;

•	the marginal impact on costs of the higher consumption revenues, price increases and long-distance telephone volume; and

•	the decrease in the parent company’s management fees and stock option plan expenses which was largely offset by the increase in Part II licence fees.

Amortization charge: $213.0 million, an increase of $8.9 million (4.3%) compared with 2007.

•	The increase was mainly due to an increase in the acquisition of fixed assets, mostly related to telephony and Internet access services and the modernization of our network.

Financial expenses: $95.9 million, an increase of $18.4 million (23.7%). The increase was mainly due to:

•	$30.4 million impact of increased indebtedness.

partially offset by:

•	$12.8 million of interest mainly capitalized to the cost of intangible assets for 3G licences acquisition; and

•	$3.5 million increase of the dividend income (net of the interest expense) resulting from tax consolidation transactions.

The increase in indebtedness was due to the issuance, on April 15, 2008, of US$455.0 million aggregate principal amount of our 9 1/8% Senior Notes due 2018.

Valuation and translation of financial instruments: a loss of $19.7 million in 2008, compared to a gain of $10.5 million in 2007. The loss in 2008 was mainly due to:

•

$10.8 million unfavorable impact related to a change in accounting estimates of the fair value of derivative instruments, reflecting market developments and recent accounting guidelines (see “Changes in accounting policies and accounting estimates” below); and

•	$12.8 million unfavorable impact related to the ineffective portion of fair value hedges and the valuation of other financial instruments.

The gain in 2007 was mainly due to:

•

$12.5 million favorable impact related to the ineffective portion of fair value hedges (first time adoption in 2007 of a new accounting policy on derivative financial instruments and hedge accounting); and

•	$3.4 million unfavorable impact related to the valuation of other financial instruments.

Income tax expense: $73.6 million (effective tax rate of 15.6%), compared with $38.8 million in 2007 (effective tax rate of 10.6%). The variation in rate as compared to the statutory tax rate in 2008 was mainly due to:

•	$86.1 million in non-taxable dividends from related parties; and

•	$5.7 million due to the recognition of a deferred credit related to the acquisition of tax losses in prior years.

The variation in rate as compared to the statutory tax rate in 2007 was mainly due to:

•	$54.7 million in non-taxable dividends from related parties; and

•	$23.5 million due to non-deductible charges, non-taxable income and differences between current and future tax rates.

Net income: $396.9 million, an increase of $70.3 million (21.5%). The increase was mainly due to:

•	$155.6 million increase in operating income (taxable at an average rate of 15.6% due to tax consolidation transactions);

partially offset by:

•	$18.4 million increase in financial expenses;

•	$8.9 million increase in amortization; and

•	$30.2 million increase in the loss on valuation and translation of financial instruments.

Other Developments Since December 31, 2008

In 2003 and 2004, a number of companies, including Videotron, brought suit against the Crown before the Federal Court alleging that the Part II licence fees paid annually to the CRTC by broadcasters and broadcasting distribution undertakings constituted, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). Following a Federal Court of Appeal judgment in 2008 overturning a Federal Court ruling in favor of the plaintiffs, leave to appeal to the Supreme Court of Canada was granted in 2008. In view of the unfavorable Court of Appeal judgment, the Company recognized a provision totaling $25.6 million for Part II licence fees in 2008, including a retroactive provision for Part II licence fees accumulated since September 1, 2006.

On October 7, 2009, the parties to the proceeding, including Videotron, agreed to an out-of-court settlement whereby the plaintiff companies withdrew their legal challenge and monetary claims, and the government agreed not to claim the unpaid Part II licence fees for the period of September 1, 2006 through August 31, 2009. In view of this settlement, in the fourth quarter of 2009, the Company reversed a $33.8 million provision for unpaid Part II licence fees in the Telecommunications segment as of August 31, 2009. Under the out-of-court settlement, the government also undertook to recommend that the CRTC amend its regulations to limit the amount of the Part II licence fees for periods subsequent to August 31, 2009. The Telecommunications segment’s results for the period of September 1, 2009 to December 31, 2009 therefore include an estimated $3.3 million provision based on the new method for assessing CRTC Part II licence fees.

Liquidity and Capital Resources

Uses of Liquidity and Capital Resources

Our principal liquidity and capital resource requirements consist of:

•

capital expenditures to maintain and upgrade our network in order to support the growth of our customer base and the launch and expansion of new or additional services, including the launch of our 3G network, which is expected in the summer of 2010;

•	the servicing and repayment of our debt; and

•	distributions to our shareholder.

Capital Expenditures: $527.9 million in 2009, an increase of $109.7 million (26.2%) compared with 2008. The increase was mainly due to:

•	investments in our AWS network, higher investments in our Internet network and the modernization of certain parts of our network.

We continue to focus on success-driven capital spending.

Fixed and intangible assets Additions (in millions)	2009	2008	Variance

Customer premises equipment	$119.6	$113.1	$6.5
Scaleable infrastructure(1)	145.1	121.0	24.1
Line extensions	53.7	41.2	12.5
Upgrade/Rebuild	83.7	57.7	26.0
Support Capital	82.8	69.4	13.4

Total fixed and intangible assets additions per NCTA	$484.9	$402.4	$82.5

Interest capitalized to the cost of fixed and intangible assets	$39.0	$15.7	$23.3

Total fixed and intangible assets additions per financial statements	$523.9	$418.1	$105.8

(1)	Includes our initial investments in our AWS network.

Videotron completed several key stages in the build-out of its 3G wireless network during 2009. As of December 31, 2009, all switching services and platforms had been installed and operational. Interconnections with Videotron’s existing fiber optic network were in place and incorporated into the company’s integrated service. Videotron had conducted multi-phase testing to maintain the reliability of its platforms and siting and tower-sharing agreements for nearly 60% of the antenna sites needed to launch the service had been reached. The equipment has been or is being installed at most of the sites for which an agreement has been signed.

On July 22, 2009, Videotron reached a roaming agreement with wireless service provider Rogers Communications Inc. (“Rogers”). Under this agreement, Videotron will use Rogers’ network exclusively in Rogers’ service area across Canada to serve Videotron’s future wireless telephone service customers outside Videotron’s coverage area. Videotron has also reached a similar roaming agreement in the United States with wireless service provider T-Mobile USA, Inc. These agreements will enable Videotron to provide advanced wireless services across Canada and the U.S. Videotron is still planning to launch its advanced wireless services in summer 2010.

As work on the build-out and roll-out of Videotron’s advanced wireless services progressed during the past year, changes in the project led to corresponding changes in the investment profile compared with the company’s original estimates. Videotron does not expect, however, that this will have any material effect on its operating results or financial position, as the Company is confident that the project will enable it to achieve its objectives for penetration, revenue generation, and free cash flow generation. Videotron still expects to finance future expenditures related to its Advanced Wireless Services project from cash and cash equivalents, cash flows generated by operations and, if necessary, unused lines of credit.

Also, our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investment in our network to support growth in our customer base and increases in bandwidth requirements. Approximately 99% of our network in Québec has been upgraded to a bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our cable telephony service, further investment in the network will be required.

Service and Repayment of Our Debt: Cash interest payments of $116.8 million in 2009, an increase of $7.5 million compared with 2008. The increase was mainly due to:

•	the issuance, in April 2008, of $455.0 million in aggregate principal amount of our 9 1/8% Senior Notes and in March 2009, of US$260.0 million in aggregate principal amount of 9 1/8% Senior Notes.

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

On January 4, 2008, Videotron entered into a subordinated loan of $415.0 million from Quebecor Media, as lender, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, Videotron invested the total proceeds of $415.0 million into 415,000 preferred shares, Series B, of 9101-0835 Québec Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On January 4, 2008, CF Cable TV Inc., entered into a subordinated loan of $170.0 million with Quebecor Media, as lender, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, CF Cable TV Inc. invested the total proceeds of $170.0 million into 170,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On December 23, 2008, 9101-0835 Québec Inc., redeemed 525,000 preferred shares, Series B, for a total cash consideration of $525.5 million, including cumulative dividends of $0.5 million. On the same day, Videotron used the total proceeds of $525.0 million to repay part of its subordinated loan contracted from Quebecor Media on January 3, 2007.

On January 9, 2009, CF Cable TV Inc., increased the principal amount of its subordinated loan with Quebecor Media, as lender, by $190.0 million, which incremental amount bears interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 9, 2024. On the same day, CF Cable TV Inc. invested the total proceeds of $190.0 million into 190,000 preferred shares, Series B, of 9101-0835 Québec Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On November 26, 2009, 9101-0835 Québec Inc., redeemed 500,000 preferred shares, Series B, for a total cash consideration of $500.0 million, including cumulative dividends of $23.6 million. On the same day, the Company used the total proceeds of $500.0 million to repay part of its subordinated loan contracted from Quebecor Media.

On December 18, 2009, 9101-0835 Québec Inc., redeemed from CF Cable TV Inc., a wholly-owned subsidiary of the Company, 485,000 preferred shares, Series B, for a total cash consideration of $485.0 million, including cumulative dividends of $0.5 million. On the same day, the CF Cable TV Inc. used the total proceeds of $485.0 million to repay its entire subordinated loan contracted from Quebecor Media.

Income tax transactions: In 2009, 2008 and 2007, the Company’s ultimate parent company, transferred $30.1 million, $104.9 million and $57.1 million, respectively, of non-capital tax losses to the Company in exchange for cash considerations of $6.3 million, $18.4 million and $12.8 million, respectively. These transactions were recorded at the exchange amounts. As a result, the Company recorded reductions of $14.0 million and $4.9 million of its income tax expense in 2009 and 2008, respectively, and expects to reduce its income tax expense by $2.7 million in the future.

On December 21, 2007, the Company’s ultimate parent company, transferred to CF Cable TV Inc., $9.4 million of non-capital tax losses in exchange for a cash consideration of $2.1 million. This transaction was recorded at the exchange amount. As a result, CF Cable TV Inc. recorded a reduction of $0.8 million of its income tax expense in 2008.

Distributions to our Shareholder: During the year ended December 31, 2009, we paid $303.0 million to our sole shareholder, Quebecor Media, in respect of dividends, compared to total cash distributions of $230.0 million in 2008, of which $110.0 million related to dividends. See Note 14 to our audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 for more information. We expect to make cash distributions to our shareholder in the future, within the limits set by the terms of our indebtedness and applicable laws.

Contractual Obligations and Other Commercial Commitments: Our material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments. Videotron entered into the following material contractual obligations in 2009:

•

Subsequent to the issue in April, 2008, of US$455.0 million in aggregate principal amount of 9 1/8% Senior Notes due 2018, the Company issued, in March 2009, a second series of US$260.0 million in aggregate principal amount of 9 1/8% Senior Notes due 2018.

•

In November 2009, we entered into a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The proceeds of the term loan may be used for payments and/or reimbursement of payments of export equipment and local services in relation to our contract for wireless infrastructure equipment with an affiliate of NOKIA Corporation and also for the financing of the Finnvera guarantee fee (Finnvera plc being a specialized financing company owned by the State of Finland which is providing an export buyer credit guarantee in favor of the lenders under the export financing facility covering political and commercial risks). Advances under this facility bear interest at the bankers’ acceptance rate (CDOR Rate) plus a margin.

•

In November 2009, we also entered into the Finnvera Facility B Credit Agreement. Our Facility B Credit Agreement provides for an unsecured term credit facility (“Facility B”) in a maximum amount equal to the difference between US$100.0 million and the aggregate of the US dollar equivalent of each drawing made under our export financing facility. Advances under Facility B bear interest at the bankers’ acceptance rate (CDOR Rate) plus a margin. The proceeds of Facility B may be used for payments and/or reimbursement of payments of export equipment and local services in relation to our contract for wireless infrastructure equipment with an affiliate of Nokia Corporation and also for the financing of the Finnvera guarantee fee (Finnvera plc being a specialized financing company owned by the State of Finland which is providing an export buyer credit guarantee in favor of the lenders under Facility B covering political and commercial risks).

Details of our contractual obligations and other commercial commitments are disclosed in notes 12, 13, 18, 19 and 20 to our annual consolidated financial statements for the year ended December 31, 2009 which are included under “Item 17. Financial Statements” in this annual report.

		Payments Due by Period as of December 31, 2009
	Total	< 1 year	Less than 1-3 years	3-5 years	> 5 years
	(in million of dollars)
Contractual obligations (1):
Accounts payable and accrued charges	381.0	381.0	—	—	—
Amounts payable to affiliated company	21.5	21.5	—	—	—
6 7/ 8% Senior Notes due January 15, 2014	689.2	—	—	689.2	—
6 3/ 8% Senior Notes due December 15, 2015	183.4	—	—	—	183.4
9 1/ 8% Senior Notes due April 15, 2018	741.3	—	—	—	741.3
Lease commitment	149.8	22.4	29.2	22.0	76.2
Services and capital equipment commitment	68.5	26.7	37.9	3.8	0.1.3

Cash Interest Expense(2)	870.2	111.9	260.8	233.2	264.3
Derivative financial instruments(3)	216.3	—	—	144.6	71.7

Total contractual cash obligations	$3,321.2	$563.5	$327.9	$1,092.8	$1,337.0

(1)

This table excludes obligations under subordinated loans due to Quebecor Media, our parent company, the proceeds of which are used to invest in preferred shares of an affiliated company for tax consolidation purposes of the Quebecor Media group. See note 8 to our audited consolidated financial statements which are included under “Item 17. Financial Statements” in this annual report.

(2)	Estimate of interest to be paid on long-term debt and bank indebtedness is based on the hedged and unhedged interest rates and hedged foreign exchange rate as at December 31, 2009.
(3)	Estimated net future reimbursements on derivative financial instruments related to foreign exchange hedging.

We rent equipment and premises under various operating lease agreements. As of December 31, 2009, we estimate that the minimum aggregate payments under these lease agreements over the future will be approximately $218.2 million, including an amount of $84.0 million for future rent payment to the ultimate parent company. During the year ended December 31, 2009, we renewed or extended several leases and entered into new operating leases.

We entered into a management agreement with Quebecor Media for services it provides to us, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations, and other services. This agreement provides for an annual management fee payable to Quebecor Media of which we paid $25.1 million for the year ended December 31, 2009, compared to $25.4 million in 2008 and $46.9 million in 2007. See “Major Shareholders and Related Party Transactions — Related Party Transactions — Management Services and Other.”

Pension plan and post-retirement benefits: Videotron regularly monitors the funded status of its pension plans. The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by Videotron to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, totaled $8.4 million for the year ended December 31, 2009 ($9.7 million in 2008 and $9.8 million in 2007).

Sources of Liquidity and Capital Resources

Operating activities (2009/2008)

Cash flows provided by operating activities: $888.4 million in 2009, compared with $712.3 million in 2008, an increase of $176.1 million (24.7%), mainly due to the increase in operating income.

Operating activities (2008/2007)

Cash flows provided by operating activities: $712.3 million in 2008, compared with $552.5 million in 2007, an increase of $159.8 million (28.9%), mainly due to the increase in operating income.

Investing activities (2009/2008)

Cash flows provided by investing activities: $248.1 million in 2009, compared with $1,043.9 million used in 2008, an increase of $1,292.0 million. The increase was mainly due to:

•	acquisition in 2008 of $554.5 million of shares of a company under common control in order to pay for the successful bids of 17 new spectrum licences for AWS; and

•	disposal of $795.0 million of shares of a company under common control in 2009 for tax consolidation purposes compared to acquisition of $60.0 million of these shares in 2008;

partially offset by:

•	increase of $105.7 million in the acquisition of fixed and intangible assets, compared to 2008.

Investing activities (2008/2007)

Cash flows used by investing activities: $1,043.9 million in 2008, compared with $2,337.8 million in 2007, a decrease of $1,293.8 million (-55.3%). The decrease was mainly due to the acquisition in 2007 of $1,995.0 million of shares of a company under common control for tax consolidation purposes;

partially offset by:

•	acquisition of $554.5 million of shares of a company under common control in 2008 in order to pay for the successful bids of 17 new spectrum licences for AWS;

•	acquisition of $60.0 million of shares of a company under common control in 2008 for tax consolidation purposes; and

•	increase of $88.0 million in the acquisition of fixed and intangible assets, compared to 2007.

Financing activities (2009/2008)

Cash flows used by financing activities: $986.2 million used in 2009, compared with $331.7 million provided in 2008. The $1,317.9 million decrease was mainly due to:

•	Repayment of $795.0 million of subordinated loan from Quebecor Media. in 2009 for fiscal consolidation purposes compared to $60.0 million of loan issued by Quebecor Media in 2008;

•	a net increase in cash distributions to our parent company, Quebecor Media, of $73.0 million ($303.0 million in 2009 compared to $230.0 million in 2008);

•

issuance, in 2008, of $455.0 million aggregate principal amount of our 9 1/8% Senior Notes ($447.6 million net of financing costs), compared to issuance in 2009 of a second series of the same notes of $332.4 million aggregate principal amount ($325.5 million net of financing costs); and

•	a decrease in net borrowings under our bank credit facility of $207.7 million in 2009 (repaid in full) compared to an increase of $59.9 million in 2008.

Financing activities (2008/2007)

Cash flows provided by financing activities: $331.7 million provided in 2008, compared with $1,785.2 million provided in 2007. The $1,453.5 million decrease was mainly due to:

•	Videotron entering into a subordinated loan of $1,995.0 million from Quebecor Media in 2007 for fiscal consolidation purposes compared to $60.0 million in 2008; and

•	a decrease in net borrowings under our bank credit facility of $38.8 million ($59.9 million in 2008 compared to $98.7 million in 2007);

partially offset by:

•	issuance, in 2008, of $455.0 million aggregate principal amount of our 9 1/8% Senior Notes ($447.6 million net of financing costs); and

•	a net decrease in cash distributions to our parent company, Quebecor Media, of $69.6 million ($230.0 million in 2008 compared to $299.6 million in 2007).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our 3G network, working capital, interest payments, debt repayments, pension plan contributions, and dividends (or distributions) in the future. Videotron has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly-owned subsidiaries.

Summary of Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Consequently, actual results could differ from these estimates. We believe that the following are some of the more critical areas requiring the use of management estimates.

Goodwill

Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps.

In the first step, the fair value of a reporting unit is compared with its carrying amount. To determine the fair value of the reporting unit, the Company uses the discounted future cash flows valuation method and validates the results by comparing with values calculated using other methods, such as operating income multiples or market price.

The discounted cash flows method involves the use of estimates such as the amount and timing of the cash flows, expected variations in the amount or timing of those cash flows, the time value of money as represented by a risk-free interest rate, and the risk premium associated with the asset or liability.

Determining the fair value of a reporting unit, therefore, is based on management’s judgment and is reliant on estimates and assumptions.

When the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is carried out. The fair value of the reporting unit’s goodwill is compared with its carrying amount in order to measure the amount of the impairment loss, if any.

The fair value of goodwill is determined in the same manner as for a business combination. The Company allocates the fair value of a reporting unit to all of the identifiable assets and liabilities of the unit, whether or not recognized separately and the excess of the fair value over the amounts assigned to the reporting unit’s identifiable assets and liabilities is the fair value of goodwill.

The judgment used in determining the fair value of the reporting unit and in allocating this fair value to the assets and liabilities of the reporting unit may affect the value of the goodwill impairment to be recorded.

Based on the data and assumptions used in its last goodwill impairment test, the Company believes that at this time there are no material amounts for goodwill on its books that present a significant risk of impairment in the near future.

The net book value of the goodwill as at December 31, 2009 was $432.4 million.

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

The employee future benefits accounting policy is explained in Note 1(n) to our audited consolidated financial statements which are included under “Item 17. Financial Statements” in this annual report, and assumptions on expected return on plan assets, rate of compensation increases and discount rates are disclosed in Note 22 to our audited consolidated financial statements which are included under “Item 17. Financial Statements” in this annual report.

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

Cable connection fee revenues are deferred and recognized as revenues over the estimated average 60-month period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same 60-month period. Operating revenues from cable and other services, such as Internet access, IP telephony and wireless telephone, are recognized when services are rendered. Revenue from equipment sales to subscribers and their costs are recognized when the equipment is delivered and in the case of wireless telephones, revenues from equipment sales are recognized in income when the telephone is delivered and activated. Revenues from video rentals are recorded as revenue when services are provided. Promotional offers related to subscriber services are accounted for as a reduction in the related service revenue over the period of performance of the service contract. Promotional offers related to equipment sales, including wireless telephones, are accounted for as a reduction in the related equipment sales when the equipment is delivered. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

Off-Balance Sheet Arrangements

Operating Leases

Videotron has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should Videotron terminate these leases prior to term (or at the end of the lease term) and should the fair value of the leased assets be less than the guaranteed residual value, Videotron must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, a subsidiary of Videotron has provided guarantees to certain lessors under premises leases for certain videostore franchisees, with expiry dates through 2015. Should the lessee default under such agreements, Videotron must, under certain conditions, compensate the lessor. As at December 31, 2009, the maximum exposure in respect of these guarantees was $25.4 million and no liability has been recorded in the consolidated balance sheet since Videotron does not expect to make any payments pertaining to these guarantees. In prior years, Videotron has not made any payments relating to these guarantees.

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

Financial risk management:

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

Description of derivative financial instruments:

Foreign exchange forward contracts:

Currencies (sold/bought)	Maturing	Weighted Average Exchange Rate	Notional Amount (in millions of dollars)

$ / US$	Less than 1 year	1.1173	$94.9

Cross-currency interest rate swaps:

	Period covered	Notional amount (in millions of dollars)	Annual effective interest rate using hedged rate	Annual nominal interest rate of debt	CDN dollar exchange rate on interest and capital payments per one U.S. dollar

Senior Notes	2004 to 2014	US$190.0	Bankers’ acceptance 3 months plus 2.80%	6.875%	1.2000
Senior Notes	2004 to 2014	US$125.0	7.45%	6.875%	1.1950
Senior Notes	2003 to 2014	US$200.0	Bankers’ acceptance 3 months plus 2.73%	6.875%	1.3425
Senior Notes	2003 to 2014	US$135.0	7.66%	6.875%	1.3425
Senior Notes	2005 to 2015	US$175.0	5.98%	6.375%	1.1781
Senior Notes	2008 to 2018	US$455.0	9.65%	9.125%	1.0210
Senior Notes	2009 to 2018	US$260.0	9.12%	9.125%	1.2965

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

The carrying values and fair value of long-term debt as of December 31, 2009 and 2008 are as follows:

	December 31, 2009		December 31, 2008
	Carrying value	Fair value	Carrying value	Fair value

Long-term debt (1)	$(1,613.8)	$(1,688.7)	$(1,766.7)	$(1,577.0)

(1)	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedges interest risk, the embedded derivatives or the financing fees.

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

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the credit default premium used to calculate the fair value of derivative financial instruments, as per the Company’s valuation model, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis point	$2,817	$7,677
Decrease of 100 basis point	(2,817)	(7,677)

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

In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2009, no customer balance represented a significant portion of Videotron’s consolidated trade receivables. Videotron establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $15.7 million as of December 31, 2009 ($16.0 million as of December 31, 2008). As of December 31, 2009, 7.8% of trade receivables were 90 days past their billing date (8.9% as of December 31, 2008).

The following table provides changes to the allowance for doubtful accounts for the years ended December 31, 2009 and 2008:

	2009	2008
Balance as of beginning of year	$16,024	$14,366
Variation through the statement of income	20,267	19,807
Utilization	(20,553)	(18,149)

Balance as of end of year	$15,738	$16,024

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

Liquidity risk management:

Liquidity risk is the risk that Videotron will not be able to meet its financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. Videotron manages this exposure through staggered debt maturities. The weighted average term of Videotron’s consolidated debt was approximately 6.2 years as at December 31, 2009 (6.7 years pro-forma the refinancing of January 2010), compared to 6.3 years as of December 31, 2008.

Market risk:

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of Videotron’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk:

Most of Videotron’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on Videotron’s debt is payable in U.S. dollars. Videotron has entered into transactions to hedge the foreign currency risk exposure on 100% of its U.S. dollar-denominated debt obligations outstanding as of December 31, 2009 and to hedge its exposure on certain purchases of set-top boxes, cable modems and capital expenditures. Accordingly, Videotron’s sensitivity to the variation of foreign exchange rates is economically limited.

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a $0.10 variance in the year-end exchange rate of the Canadian dollar per one U.S. dollar:

	Income	Other comprehensive income
	(in thousands of dollars)
Increase of $0.10
U.S. dollar accounts payable	$(830.0)	$—
Gain (loss) on valuation and translation of financial instruments and of derivative financial instruments	(2,103)	34,473

Decrease of $0.10
U.S. dollar accounts payable	830
Gain (loss) on valuation and translation of financial instruments and of derivative financial instruments	2,103	(34,473)

Interest rate risk and non-performance risk:

Videotron’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers’ acceptance rate (BA) and (ii) bank prime rate (Prime). The Senior Notes issued by Videotron bear interest at fixed rates. Videotron has entered into various cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. After taking into account the hedging instruments, the long-term debt is comprised of 72.9% of fixed rate debt and 27.1% of floating rate debt as of December 31, 2009 (76.7% of fixed rate debt and 23.3% of floating rate pro-forma the refinancing of January 2010).

The estimated sensitivity on financial expense, before income tax, of a 100 basis point variance in the year-end Canadian Banker’s acceptance rate is $5.0 million.

The estimated sensitivity income and other comprehensive income, before income tax, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments, as per Videotron’s valuation model, is as follows:

	Income	Other comprehensive income
	(in thousands of dollars)
Increase of 100 basis points	$1,539	$7,502
Decrease of 100 basis points	(1,539)	(7,502)

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

Videotron’s capital structure is composed of shareholder’s equity, bank indebtedness, long-term debt, assets and liabilities related to derivative financial instruments, and non-controlling interest, less cash, cash equivalents and temporary investments. The capital structure is as follows:

	2009	2008
Bank indebtedness	$—	$3,613
Long-term debt	1,592,321	1,807,997
Net (assets) liabilities related to derivative financial instruments	229,392	(78,499)
Non-controlling interest	991	1,047
Cash and cash equivalents	(150,309)	—
Temporary investments	(30,000)	—

Net liabilities	$1,642,395	$1,734,158
Shareholder’s equity	$704,069	$403,176

Videotron is not subject to externally imposed capital requirements other than certain restrictions under the term of its borrowing agreements which relate to permitted investments, inter-company transactions or the declaration and payment of dividends and other distributions.

Changes in Accounting Policies and Accounting Estimates

Changes in accounting policies

On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted also in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as it clarifies the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs which are now recognized as an expense as they are incurred. Consequently, the Company has adjusted opening deficit as if the new rules had always been applied in the past and the prior period comparative figures have been restated. As well, the Company made reclassifications in order to present certain assets, mainly software licences, as intangible assets instead of presenting them as fixed assets.

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures. This section has been amended to introduce new financial disclosure requirements, particularly with respect to fair value measurement of financial instruments and entity exposure to liquidity risk. On December 31, 2009, the Company adopted the amendments to this section. All the new financial disclosure requirements related to this section are presented in note 20. Theses amendments did not affect the consolidated financial results.

Current changes in accounting policies under US GAAP

On September 30, 2009, the Company adopted Accounting Standards Update (“ASU”) No. 2009-01, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, previously issued as the Statement of Financial Accounting Standard No. 168. The Codification is approved as the single source of authoritative nongovernmental U.S. GAAP which does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standards will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. Although the implementation of this update did not have an impact on the reconciliations contained herein, the references below now reflect the new codification.

As of January 1, 2009 the Company adopted SFAS 141R, Business Combinations, and SFAS 160, Non-controlling Interests in Consolidated Financial Statements, now contained in Codification Topic 805, Business Combinations, and in Codification Topic 810, Consolidation, respectively. The provisions of SFAS 141R are applied prospectively to business combinations for which the acquisition date is on or after December 31, 2008. SFAS 141R establishes new guidance on the recognition and measurement at fair value of all assets and all liabilities of the acquired business. Non-controlling interests are measured at either their fair value or at the non-controlling interest’s proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this Section has not yet created any impact to the Company’s financial statements on adoption.

The rules under SFAS 160 establish new guidance for the accounting for non-controlling interests and for transactions with non-controlling interest. SFAS 160 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. The new presentation applies retroactively and U.S. GAAP prior periods figures were restated.

On January 1, 2009, the Company adopted the provisions of SFAS 157, Fair Value Measurements, now contained in Codification Topic 820, Fair Value Measurements and Disclosures, related to the guidance for using fair value to measure certain non-financial assets and non-financial liabilities, except those that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption had no impact on its consolidated financial statements.

Recent Accounting Developments in Canada

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, to converge the accounting for business combinations and the reporting of non-controlling interest to International Financial Reporting Standards (“IFRS”).

Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.

Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. The new sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These sections apply to interim and annual consolidated financial statements relating to financial years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.

On December 24, 2009, the CICA’s Emerging Issues Committee issued Abstract No. 175 (“EIC-175”), Multiple Deliverable Revenue Arrangements, which will be applicable prospectively (with retrospective adoption permitted) to revenue arrangements with multiple deliverables entered into or materially modified in the first annual period beginning on January 1, 2011. EIC-175 amends the guidance contained in EIC-142, Revenue Arrangements with Multiple Deliverables, and establishes additional requirements regarding revenue recognition related to multiple deliverables as well as supplementary disclosures. The Company is evaluating the potential impact of adopting EIC-175 on its consolidated financial statements.

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to IFRS, as issued by the International Accounting Standards Board (“IASB”). For its 2011 interim and annual financial statements, the Company will be required to report under IFRS and to provide IFRS comparative information for the 2010 financial year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Company has established an implementation team, which includes a project manager, senior levels of management from all relevant departments and subsidiaries, a steering committee to oversee the project, and has also engaged an external expert advisor to assist.

Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.

The conversion project consists of four phases.

“Diagnostic” Phase – This phase involves a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters, and a high-level assessment of potential consequences on financial reporting, business processes, internal controls, and information systems.

“Design and Solutions Development” Phase – This phase involves prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of converting to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.

“Implementation” Phase – This phase involves embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, parallel accounting under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements.

“Post-Implementation” Phase – This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.

The Company has completed the diagnostic phase and the project design, has developed solutions for most of the important topics and is continuing to develop and execute its project implementation strategy. Comprehensive training has been given to key employees and further investments in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS.

Management has assessed the exemptions from full retrospective application available under IFRS 1, First-Time Adoption of International Financial Reporting Standards, and their potential impacts on the Company’s financial position.

On adoption of IFRS, the exemptions being considered by the Company that could result in material impacts are as follows:

Exemption	Application of exemption
Business Combinations	The Company expects to elect not to restate any business combinations that occurred prior to January 1, 2010.

Employee Benefits	On transition, the Company expects to elect to recognize cumulative actuarial gains and losses arising from all of its defined benefit plans in opening retained earnings.

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key accounting area	Differences with potential impact for the Company
Presentation of Financial Statements (IAS 1)	• Additional disclosures in the notes to financial statements.

Property, Plant and Equipment (IAS 16)

•   Separate amortization over a shorter useful life for significant component parts of certain real estate

•   No capitalization of startup costs incurred on certain built-to-suit assets prior to substantial completion.

Impairment of Assets (IAS 36)

•   Grouping of assets in cash generating units (CGUs) on the basis of independent cash inflows for impairment testing purposes, using a discounted cash flow method (DCF) in a single-step approach.

•   Goodwill allocated to and tested in conjunction with its related CGU or group of CGUs that benefit from collective synergies.

•   Under certain circumstances, previous impairment taken (other than goodwill) required to be reversed.

Income Taxes (IAS 12)	• Recognition and measurement criteria for deferred tax assets and liabilities may differ.

Employee Benefits (IAS 19)

•   Immediate recognition of vested past service costs to opening retained earnings at transition and to income subsequent to transition.

•   After transition, an entity may recognize actuarial gains and losses as they occur in Other Comprehensive Income (OCI), with no impact on income.

•   Limit to which a net benefit asset can be recognized under certain circumstances (“asset ceiling”) under IFRS calculated differently; may have a material impact at date when an actuarial valuation is performed.

Business Combinations and Minority Interests (IFRS 3R)

•   Acquisition-related and restructuring costs expensed as incurred and contingent consideration recorded at its fair value on acquisition date; subsequent changes in fair value of a contingent consideration classified as a liability recognized in earnings.

•   Changes in ownership interests in a subsidiary that do not result in a loss of control accounted for as equity transactions.

•   Non-controlling interest presented as a separate component of shareholders’ equity.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table presents certain information concerning our directors and executive officers as of March 12, 2010:

Name and Municipality of Residence	Age	Position

SERGE GOUIN Outremont, Quebec	66	Director and Chairman of the Board

JEAN LA COUTURE, FCA(1) Montréal, Quebec	63	Director and Chairman of the Audit Committee

ANDRÉ DELISLE(1) Montréal, Quebec	63	Director

A. MICHEL LAVIGNE, FCA(1) Brossard, Quebec	59	Director

PIERRE KARL PELADEAU Montréal, Quebec	48	Director

ROBERT DÉPATIE Rosemère, Quebec	51	President and Chief Executive Officer

DONALD LIZOTTE Kirkland, Quebec	43	President, Le SuperClub Vidéotron and Vice President,
		Retail Sales, Videotron

JEAN NOVAK Beaconsfield, Quebec	46	President, Videotron Business Service

MARIE-JOSEE MARSAN Montréal, Quebec	47	Vice President, Finance and Information Technology
		(IT) and Chief Financial Officer

MANON BROUILLETTE Outremont, Quebec	41	Executive Vice President, Strategy and Market
		Development

DANIEL PROULX Montréal, Quebec	52	Senior Vice President, Engineering

MYRIANNE COLLIN Laval, Québec	36	Vice President, Marketing, Consumer division

ROGER MARTEL Montréal, Québec	61	Vice President, Internal Audit

MARIE PIUZE Pierrefonds, Quebec	41	Vice President, Control

JEAN-FRANÇOIS PRUNEAU Repentigny, Québec	39	Vice President

CLAUDINE TREMBLAY Nun’s Island, Quebec	56	Vice President and Secretary

Name and Municipality of Residence	Age	Position

ÉDOUARD G. TREPANIER Boucherville, Quebec	59	Vice President, Regulatory Affairs

NORMAND VACHON Repentigny, Quebec	61	Vice President, Human Resources

CHLOE POIRIER Nun’s Island, Quebec	40	Treasurer

CHRISTIAN MARCOUX Laval, Quebec	35	Assistant Secretary

(1)	Member of the Audit Committee

Serge Gouin, Director and Chairman of the Board of Directors. Mr. Gouin has been a Director and Chairman of our Board of Directors since July 2001. Mr. Gouin has also been a Director of Quebecor Media Inc. since May 2001, and he re-assumed the position of Chairman of its Board of Directors in May 2005, having also held that position from January 2003 to March 2004. Mr. Gouin served as President and Chief Executive Officer of Quebecor Media Inc. from March 2004 until May 2005. Mr. Gouin also has served as Director and Chairman of the Board of Directors of Sun Media Corporation since May 2004. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Le Groupe Vidéotron. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of TVA Group Inc. Mr. Gouin is also a member of the Boards of Directors of Biovail Corporation, Onex Corporation and TVA Group Inc.

Jean La Couture, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has served as a Director and as Chairman of our Audit Committee since October 2003. Mr. La Couture also serves as Director and Chairman of the Audit Committee of Quebecor Inc., Quebecor Media Inc. and Sun Media Corporation. He was a Director of Quebecor World Inc. from December 2007 until December 2008. Mr. La Couture, a Fellow Chartered Accountant, is President of Huis Clos Ltée., a management and mediation firm. He is also President of the Regroupement des assureurs de personnes à charte du Québec (RACQ), a position he has held since August 1995 and President of the Institute of Corporate Directors, Quebec Chapter, since August 2009. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. He is Chairman of the Boards of Innergex Power Trust, Groupe Pomerleau (a Québec-based construction company) and Maestro (a real estate capital fund), and serves as a Director of Immunotec Inc. and Jevco Insurance Company.

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

A. Michel Lavigne, FCA, Director and member of the Audit Committee. Mr. Lavigne has served as a Director of Videotron Ltd. and as a member of its Audit Committee since June 30, 2005. Since that date, Mr. Lavigne has also served as a Director and a member of the Audit Committee and the Compensation Committee of Quebecor Media Inc., and as a Director and a member of the Audit Committee of Sun Media Corporation and of TVA Group Inc. Mr. Lavigne is also a Director of the Caisse de dépôt et placement du Québec, Richmont Mines Inc. and NStein Technologies Inc., as well as the Chairman of the Board of Primary Energy Recycling Corporation. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montréal, Québec, as Chairman of the Board of Grant Thornton

Canada and as a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Accountant of the Ordre des comptables agréés du Québec and a member of the Canadian Institute of Chartered Accountants since 1973.

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

Robert Dépatie, President and Chief Executive Officer. Mr. Dépatie has been our President and Chief Executive Officer since June 2003 and served as a Director of our company from June 2003 until October 2005. He joined us in December 2001 as Senior Vice President, Sales, Marketing and Customer Service. Before joining us, Mr. Dépatie held numerous senior positions in the food distribution industry, such as President of Distributions Alimentaires Le Marquis/Planters from 1999 to 2001 and General Manager of Les Aliments Small-Fry (Humpty Dumpty) from 1998 to 1999. From 1988 to 1998, he held various senior positions with H.J. Heinz Canada Ltd., such as Executive Vice-President from 1993 to 1998. Mr. Dépatie is also a Director of Immunotec Inc.

Donald Lizotte, President, Le SuperClub Vidéotron and Vice President, Retail Sales Videotron. Mr. Lizotte joined Videotron Ltd. in January 2005 as Vice-President, Sales, Videotron, and was promoted to his current responsibilities in September 2006. From 2000 to 2005, Mr. Lizotte held various positions in sales and distribution for Molson Breweries, Canada’s largest brewing company, including General Manager Key Accounts as well as Regional Manager. Prior to his tenure at Molson Breweries, Mr. Lizotte spent nine years in Toronto, Ontario where he held various sales management positions, including National Sales Manager for the Perrier Group, a division of Nestlé, from 1998 to 2000. He started his career in 1989 at Heinz Canada where he spent 8 years starting from a sales representative and moved to General Manager ECR. Mr. Lizotte has a bachelor’s degree in Management from the Université du Québec in Montréal.

Jean Novak, President, Videotron Business Service. Mr. Novak has served in his current position since January 2005. Mr. Novak joined Videotron Ltd. in May 2004 as Vice President, Sales. Between 1988 and May 2004, Mr. Novak held various management positions in sales and distribution for Molson Breweries, Canada’s largest brewing company, including General Manager for all on premise accounts and the Montréal sales region as well as Manager, Customer Service and Telesales in Québec. Mr. Novak holds a bachelor’s degree in marketing from the HEC Montréal.

Marie-Josée Marsan, Vice President, Finance and Information Technology (IT) and Chief Financial Officer. Ms. Marsan has been Videotron Ltd.’s Vice President, Finance and Chief Financial Officer since June 2008, and, on January 1, 2010, she has been appointed to her current position. She joined Videotron Ltd. in July 2006 as Vice President, Control. Before joining us, Ms. Marsan held various senior positions mainly in the television & film industry, such as First Director of Finance and Administration at the Canadian Broadcast Company (CBC) from 1999 to 2006 and Vice-President, Finance and Business Development for Groupe Covitec inc, today known as Technicolor, from 1994 to 1999. Prior to that, she worked for TVA Group Inc. as Director of Production and held various financial positions at General Motors of Canada. Ms. Marsan holds a bachelor’s degree in Finance from the HEC Montréal, a master’s degree in Finance issued jointly by York University and HEC Montréal. She is also a member of the Certified General Accountants Association (CGA).

Manon Brouillette, Executive Vice President, Strategy and Market Development. Ms. Brouillette was promoted in her current position in March 2009. From June 2008 to March 2009, she acted as Senior Vice President, Strategic Development and Market Development. She joined Videotron Ltd. in July 2004 and acted as Vice President, Marketing, from July 2004 to January 2005, as Vice President, New Product Development, from January 2005 to August 2006 and as

Senior Vice President, Marketing, Content and New Product Development, from September 2006 to June 2008. Before joining our company, Ms. Brouillette was Vice President, Marketing and Communications of the San Francisco Group from April 2003 to February 2004. She was also responsible for the national and regional accounts of the Blitz division of Groupe Cossette Communication Marketing from April 2002 to April 2003. From September 1998 to April 2002, she worked at Publicité Martin inc. Ms. Brouillette holds a Bachelor’s degree in communications with a minor in marketing from Laval University.

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

Jean-François Pruneau, Vice President. Mr. Pruneau has served as Vice President of Videotron Ltd. since August 2009. He also serves as Vice President, Finance of Quebecor Inc., Quebecor Media Inc. and Sun Media Corporation since May 2009. From October 2005 to May 2009, Mr. Pruneau served as Treasurer of the Company, Quebecor Media Inc. and Sun Media Corporation. From February 2007 to May 2009, he also served as Treasurer of Quebecor Inc. Prior to that, Mr. Pruneau served as Director, Finance and Assistant Treasurer — Corporate Finance of Quebecor Media Inc. Before joining Quebecor Media Inc. in May 2001, Mr. Pruneau was Associate Director of BCE Media from 1999 to 2001. From 1997 to 1999, he served as Corporate Finance Officer at Canadian National Railway. He has been a member of the CFA Institute, formerly the Association for Investment Management and Research, since 2000.

Claudine Tremblay, Vice President and Secretary. Ms. Tremblay was appointed Vice President and Secretary in April 2009. She holds the same position with Quebecor, Quebecor Media, TVA Group and Sun Media Corporation. Prior to her appointment to her current position, Ms. Tremblay was Senior Director, Corporate Secretariat for Quebecor Media, Quebecor World Inc. and Quebecor from 2003 to December 2007. Prior to joining the Quebecor group of companies as Assistant Secretary in 1987, Ms. Tremblay was Assistant Secretary and Administrative Assistant at the National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des notaires du Québec since 1977.

Edouard G. Trépanier, Vice President, Regulatory Affairs. Mr. Trépanier has served as Vice President, Regulatory Affairs of Videotron Ltd. since March 2002. He has also served as Vice President, Regulatory Affairs of Quebecor Media Inc. since the same date. Mr. Trépanier was Director, Regulatory Affairs of Videotron Ltd. from 1994 to 2001. Prior to joining us in 1994, Mr. Trépanier held several positions at the CRTC, including Director of Operations, Pay-television and Specialty Services. Prior to joining the CRTC, Mr. Trépanier worked as a television producer for TVA Group Inc., Rogers Communications Inc. and the Canadian Broadcasting Corporation in Ottawa. Mr. Trépanier is and has been a member of the boards of numerous broadcast industry organizations.

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

Chloé Poirier, Treasurer. Ms. Poirier was appointed Treasurer in August 2009. She also serves as Treasurer of Quebecor, Quebecor Media and Sun Media Corporation. Ms. Poirier joined the company in 2001 as Director, Treasury / Assistant Treasurer, Treasury Operations. Prior to that, she was Analyst, Treasury and Finance with Natrel inc./Agropur from 1997 to 2001 and trader at la Caisse de dépôt et placement du Québec from 1995 to 1997. She is a Chartered Financial Analyst (CFA) and holds a Bachelor degree in Actuarial Science and an MBA from Université Laval.

Christian Marcoux, Assistant Secretary. Mr. Marcoux was appointed Assistant Secretary of Videotron Ltd. in December 2006. Mr. Marcoux joined Quebecor Media Inc. in 2006 as Senior Legal Counsel, Compliance and has been promoted to Director, Compliance, Corporate Secretariat in February 2010. He is currently also Assistant Secretary of Quebecor Inc., Quebecor Media Inc., TVA Group Inc. and Sun Media Corporation. From January 2004 to December 2006, Mr. Marcoux was Manager, Listed Issuer Services at the Toronto Stock Exchange. Prior to January 2004, Mr. Marcoux was an attorney with BCF LLP, a law firm, for three years. He has been a member of the Quebec Bar Association since 2000.

A- Board Practices

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

B- Compensation of Directors and Executive Officers

Our directors do not receive any remuneration for acting in their capacity as directors of Videotron. The members of our Audit Committee do, however, receive attendance fees of $2,500 per meeting and the Chairman of our Audit Committee (currently, Mr. La Couture) receives an annual fee of $4,500 to act in such capacity. Our directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors and our Audit Committee. During the financial year ended December 31, 2009, the amount of compensation (including benefits in kind) paid to our five directors for services in all capacities to Videotron and its subsidiaries was $142,000. None of our directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

The aggregate amount of compensation we paid for the year ended December 31, 2009 to our executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was $7.0 million, including salaries, bonuses and profit-sharing payments.

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

During the year ended December 31, 2009, an aggregate total of 451,000 options were granted under this plan to executive officers of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies), with a weighted average exercise price of $36.15 per share, as determined by Quebecor Media’s Compensation Committee. During the year ended December 31, 2009, a total of 44,271 options were exercised by officers and employees of Videotron, for aggregate gross value realized of $414,567. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2009, an aggregate total of 1,276,235 options granted to directors, officers and employees of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies) remain outstanding, with a weighted average exercise price of $39.81 per share, as determined by Quebecor Media’s Compensation Committee. Of these outstanding options, 972,559 options have been granted (and remain outstanding) to executive officers of Videotron (excluding executive officers who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies), with a weighted average exercise price of $38.93 per share. For more information on this stock option plan, see Note 15 to our audited consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

Pension Benefits

Both Quebecor Media and Videotron maintain pension plans for our non-unionized employees and certain officers.

Videotron’s pension plan provides pension benefits to our executive officers equal to 2.0% of salary (excluding bonuses) for each year of membership in the plan. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under our pension plan are as prescribed under the Income Tax Act (Canada). An executive officer contributes to this plan an amount equal to 5.0% of his or her salary up to a maximum of $5,300 per year.

Quebecor Media’s pension plan provides greater pension benefits to eligible executive officers than it does to other employees. The higher pension benefits under this plan equal 2.0% of average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and from the age of 61 years without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media’s pension plan are as prescribed by the Income Tax Act (Canada). An executive officer contributes to this plan an amount equal to 5.0% of his or her salary up to a maximum of $6,236 in 2010. Videotron has no liability regarding Quebecor Media’s pension plan.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media’s and our pension plans:

	Years of Participation
Compensation	10	15	20	25	30
$124,722 or more	$24,944	$37,417	$49,889	$62,361	$74,833

Supplemental Retirement Benefit Plan for Designated Executives

In addition, both Quebecor Media’s and our pension plans provide supplemental retirement benefits to certain designated executives. As of December 31, 2009, two of our senior executive officers were participants under Quebecor Media’s supplemental retirement benefit plan, and one of our senior executive officers was participant under our supplemental retirement benefit plan.

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

As of December 31, 2009, our senior executive officers participating in Quebecor Media’s supplemental retirement benefit plan each had credited service of six years or less.

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

As of December 31, 2009, our senior executive officers had a credited service of seven years under our supplemental retirement benefit plan.

The table below indicates the annual supplemental pension that would be payable at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30
$200,000	$15,056	$22,583	$30,111	$37,639	$45,167
$300,000	$35,056	$52,583	$70,111	$87,639	$105,167
$400,000	$55,056	$82,583	$110,111	$137,639	$165,167
$500,000	$75,056	$112,583	$150,111	$187,639	$225,167
$600,000	$95,056	$142,583	$190,111	$237,639	$285,167
$800,000	$135,056	$202,583	$270,111	$337,639	$405,167
$1,000,000	$175,056	$262,583	$350,111	$437,639	$525,167
$1,200,000	$215,056	$322,583	$430,111	$537,639	$645,167
$1,400,000	$255,056	$382,583	$510,111	$637,639	$765,167

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

C- Employees

At December 31, 2009, we employed approximately 4,870 employees. At December 31, 2008 and 2007, we employed approximately 4,770 and 4,350 employees, respectively. Substantially all of our employees are based and work in the Province of Québec. Approximately 3,750 of our employees are unionized, and the terms of their employment are governed by one of our five regional collective bargaining agreements. Our two most important collective bargaining agreements, covering our unionized employees in the Montréal and Québec City regions, have terms extending to December 31, 2013. We also have two collective bargaining agreements covering our unionized employees in the Chicoutimi and Hull regions, with terms running through December 31, 2014 and August 31, 2015 respectively, and one other collective bargaining agreement, covering approximately 40 employees of our SETTE inc. subsidiary, which will expire on December 31, 2012.

C- Share Ownership

No Videotron equity securities are held by any of our directors or senior executive officers.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A- Major Shareholders

We are a wholly-owned subsidiary of Quebecor Media, a leading Canadian-based media company with interests in newspaper publishing operations, television broadcasting, business telecommunications, book and magazine publishing and new media services, as well as our cable operations. Through these interests, Quebecor Media holds leading positions in the creation, promotion and distribution of news, entertainment and Internet related services that are designed to appeal to audiences in every demographic category.

Quebecor Media is 54.72% owned by Quebecor, a communications holding company, and 45.28% owned by CDP Capital d’Amérique Investissements Inc. Quebecor’s primary asset is its interest in Quebecor Media. CDP Capital d’Amérique Investissements Inc. is a wholly-owned subsidiary of Caisse de dépôt et placement du Québec, one of Canada’s largest pension fund managers.

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

Under the affiliation agreement, the Company paid fees to Archambault of $5.5 million and $13.5 million and received fees from Archambault of $0.8 million and $2.6 million for the years 2008 and 2007, respectively.

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

The following table presents the amounts of our revenues, purchases and accounts payable resulting from transactions with related parties during the periods indicated:

	Year Ended December 31,
	2009	2008
	(dollars in millions)
Revenues	$9.8	$10.3
Purchases	55.5	56.1
Accounts payable	21.5	19.4

In 2002, we began paying an annual management fee to Quebecor Media for services rendered to us pursuant to a five-year management services agreement. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. The agreement provides for an annual management fee of $25.1 million payable to Quebecor Media in respect of 2009 (2008 – $25.4 million; 2007 – 46.9 million). This agreement is now automatically renewed annually. In addition, Quebecor Media is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

On January 21, 2008, Quebecor World Inc. and its U.S. subsidiaries were granted creditor protection under the Companies Creditors Arrangement Act (Canada). On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. Quebecor World Inc. outsourced its corporate information technology services to Videotron, which generated $3.0 million in revenues for Videotron in 2008 ($9.8 million in 2007). This agreement was terminated in 2008.

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

On December 1, 2009, the Company acquired fixed assets from Groupe TVA, a subsidiary of Quebecor Media, for a total consideration of $0.1 million. This transaction was recorded at the carrying amount. As a result, the Company recorded fixed assets of a net book value of $0.03 million, and the difference between the cash consideration and the net book value, of $0.07 million was charged to retained earnings.

Subordinated loan

On December 18, 2009, 9101-0835 Québec Inc., a subsidiary of Quebecor Media, redeemed from CF Cable TV Inc., a wholly-owned subsidiary of the Company, 485,000 preferred shares, Series B, for a total cash consideration of $485.0 million, including cumulative dividends of $0.5 million. On the same day, the CF Cable TV Inc. used the total proceeds of $485.0 million to repay its entire subordinated loan contracted from Quebecor Media.

On November 26, 2009, 9101-0835 Québec Inc., a subsidiary of Quebecor Media, redeemed 500,000 preferred shares, Series B, for a total cash consideration of $500.0 million, including cumulative dividends of $23.6 million. On the same day, the Company used the total proceeds of $500.0 million to repay part of its subordinated loan contracted from Quebecor Media.

On October 21, 2009, the Company contracted a subordinated loan of $820.0 million from Sun Media Corporation, a wholly-owned subsidiary of the parent company, bearing interest at a rate of 11.24%. On the same day, the Company invested the total proceeds of $820.0 million into 41 Class C non-voting preferred shares, of Sun Media Corporation, carrying an 11.25% annual fixed cumulative preferential dividend. On November 25, 2009, the Company repaid the $820.0 million subordinated loan and Sun Media Corporation redeemed the 41 Class C preferred shares for a total consideration of $820.0 million.

In January 2009, Videotron issued an additional aggregate $190.0 million subordinated loan to Quebecor media and used the proceeds to invest an aggregate of $190.0 million in Quebecor Media preferred shares. In November and December 2009, Videotron reimbursed $500.0 million and $485.0 million, respectively, of its subordinated loan with Quebecor media and Quebecor Media redeemed on the same dates $500.0 million and $485.0 million, respectively, of its preferred shares.

On January 9, 2009, CF Cable TV Inc., a wholly-owned subsidiary of the Company, increased the subordinated loan by $190.0 million from Quebecor Media, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 9, 2024. On the same day, CF Cable TV Inc. invested the total proceeds of $190.0 million into 190,000 preferred shares, Series B, of 9101-0835 Québec Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On December 23, 2008, 9101-0835 Québec Inc., a subsidiary of Quebecor Media, redeemed 525,000 preferred shares, Series B, for a total cash consideration of $525.5 million, including cumulative dividends of $0.5 million. On the same day, the Company used the total proceeds of $525.0 million to repay part of its subordinated loan contracted from Quebecor Media on January 3, 2007.

On January 4, 2008, CF Cable TV Inc., a wholly-owned subsidiary of the Company, contracted a subordinated loan of $170.0 million from Quebecor Media, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, CF Cable TV Inc. invested the total proceeds of $170.0 million into 170,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media. These shares carry the right to receive an annual dividend of 10.85% payable semi-annually.

On January 4, 2008, the Company contracted a subordinated loan of $415.0 million from Quebecor Media, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, the Company invested the total proceeds of $415.0 million into 415,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On May 31, 2007, CF Cable TV Inc., a wholly-owned subsidiary of the Company, contracted a subordinated loan of $125.0 million from Quebecor Media, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on May 31, 2022. On the same day, CF Cable TV Inc. invested the total proceeds of $125.0 million into 125,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On January 3, 2007, the Company contracted a subordinated loan of $1.0 billion from Quebecor Media, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 3, 2022. On May 31, 2007, the Company increased the subordinated loan by $870.0 million, maturing on May 31, 2022. The Company invested the total proceeds of $1.0 billion and $870.0 million into 1,000,000 and 870,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

As a result of these tax consolidation transactions, Sun Media Corporation will receive a cash compensation of $2.6 million from the Company in exchange for the tax benefits transferred.

Income Tax Transactions

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we enter into certain tax consolidation transactions from time to time through which we are able to recognize certain income tax benefits.

In 2009, 2008 and 2007, the Company’s ultimate parent company, transferred $30.1 million, $104.9 million and $57.1 million, respectively, of non-capital tax losses to the Company in exchange for cash considerations of $6.3 million, $18.4 million and $12.8 million, respectively. These transactions were recorded at the exchange amounts. As a result, the Company recorded reductions of $14.0 million and $4.9 million to its income tax expense in 2009 and 2008, respectively, and expects to reduce its income tax expense by $2.7 million in the future.

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

ITEM 8—FINANCIAL INFORMATION

A- Consolidated Statements and Other Financial Information

Our consolidated balance sheets as at December 31, 2009 and 2008 and our consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for the years ended December 31, 2009, 2008 and 2007, including the notes thereto and together with the auditors’ report thereon, are presented at Item 17 of this annual report.

B- Legal Proceedings

We are involved from time to time in various claims and lawsuits incidental to the conduct of our business in the ordinary course.

In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our business, results of operations, liquidity or financial position.

C- Dividend Policy and Reductions of Paid-Up Capital

During the year ended December 31, 2009, we paid aggregate cash dividends of $303,000,000 on our common shares. In the year ended December 31, 2008, we paid an aggregate cash dividend of $110,000,000 on our common shares. We currently expect to pay dividends and other distributions on our common shares in the future. The declaration and payment of dividends and other distributions is in the sole discretion of our Board of Directors, and any decision regarding the declaration of dividends and other distributions will be made by our Board of Directors depending on, among other things, our financial resources, the cash flows generated by our business, our capital needs, and other factors considered relevant by our Board of Directors, including the terms of our indebtedness and applicable law.

On several occasions during the year ended December 31, 2008, the Company reduced the paid-up capital of its common shares through aggregate cash distributions of $120.0 million (nil in 2009).

D- Significant Changes

Except as otherwise disclosed in this annual report, there has been no other material adverse change in our financial position since December 31, 2009.

ITEM 9—THE OFFER AND LISTING

A- Offer and Listing Details

Not applicable.

B- Plan of Distribution

Not applicable.

C- Markets

On January 13, 2010, we issued and sold Cdn$300.0 million aggregate principal amount of our 7 1/8% Senior Notes due 2020. This institutional private placement was effected principally in Canada, pursuant to available exemptions from the prospectus and dealer registration requirements of applicable Canadian securities laws and on a basis exempt from any applicable registration requirements of other applicable jurisdictions.

On April 15, 2008, we issued and sold US$455.0 million aggregate principal amount of our 9 1/8% Senior Notes due April 15, 2018 in a private placement exempt from the registration requirements of the Securities Act, and on March 5, 2009, we issued and sold an additional aggregate principal amount of US$260.0 million of these 9 1/8% Senior Notes due April 15, 2018 (under the same indenture) in a private placement exempt from the registration requirements of the Securities Act.

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

The record holder of each series of our Senior Notes (other than our Senior Notes due 2020) is Cede & Co., a nominee of The Depository Trust Company, and the record holder of our Senior Notes due 2020 is CDS Clearing and Depository Services Inc.

D- Selling Shareholders

Not applicable.

E- Dilution

Not applicable.

F- Expenses of the Issue

Not applicable.

ITEM 10—ADDITIONAL INFORMATION

A- Share Capital

Not applicable.

B- Memorandum and Articles of Association

The Articles of Amalgamation of Videotron, dated as of July 1, 2006, and the Articles of Amendment of Videotron, dated as of June 30, 2008 and December 12, 2008 are referred to as our “Articles.” Our Articles are included as exhibits to this annual report. The following is a summary of certain provisions of our Articles and by-laws:

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

Neither the Articles nor our by-laws contain any provision with respect to (a) the retirement or non retirement of our directors under an age limit requirement or (b) the number of shares, if any, required for the qualification of our directors.

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

Class “D” Preferred Shares

(a)

Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “D” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares, Class “E” Preferred Shares and Class “F” Preferred Shares, but subordinated to the holders of our Class “B” Preferred Shares, Class “C” Preferred Shares and Class “G” Preferred Shares, a preferential and non cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “D” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our company.

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

Class “E” Preferred Shares

(a)

Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “E” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares and Class “F” Preferred Shares, but subordinated to the holders of our Class “B” Preferred Shares, Class “C” Preferred Share, Class “D” Preferred Share and Class “G” Preferred Shares, a preferential and non cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “E” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our company.

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

Class “H” Preferred Shares

(a)

Dividend rights: The holders of Class “H” Preferred Shares shall be entitled to receive, every year, in such manner and at such time as our Board of Directors may declare, a non cumulative dividend at the fixed rate of 1% per month, calculated on the redemption price of the Class “H” Preferred Shares, payable in cash, property or through the issuance of fully paid shares of any class of the Company.

(b)

Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “H” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)

Rights to share in our profits: Except as described in paragraph (a) above (whereby the holders of our Class “H” Preferred Shares are entitled to receive, every year, in such manner and at such time as our Board of Directors may declare, a non cumulative dividend at the fixed rate of 1% per month), paragraph (d) below (whereby the holders of our Class “H” Preferred Shares are entitled to entitled to repayment of the amount paid for the Class “H” Preferred Shares in the event of our liquidation, winding-up or reorganization) and paragraph (e) below (whereby the holders of our Class “H” Preferred Shares may require us to redeem the Class “H” Preferred Shares at a specified redemption price), None.

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

6.

Limitations on right to own securities. There is no limitation imposed by Canadian law or by the Articles or our other constituent documents on the right of nonresidents or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada) and the Radiocommunication Act. The Investment Canada Act (Canada) requires “non-Canadian” (as defined in the Investment Canada Act (Canada)) individuals, governments, corporations and other entities who wish to acquire control of a “Canadian business” (as defined in the Investment Canada Act (Canada)) to file either an application for review (when certain asset value thresholds are met) or a post closing notification with the Director of Investments appointed under the Investment Canada Act (Canada), unless a specific exemption applies. The Investment Canada Act (Canada) requires that, when an acquisition of control of a Canadian business by a “non-Canadian” is subject to review, it must be approved by the Minister responsible for the Investment Canada Act (Canada) on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act (Canada). Radio licenses may be issued under the Radiocommunication Act (Canada) to radiocommunication service providers (“Service Providers”) that meet the eligibility criteria of Canadian ownership and control set forth in the Canadian Telecommunications Common Carrier Ownership and Control Regulations (the “CTCCOCR”). Under the CTCCOCR, the Service Provider may refuse to accept any subscription for or register the transfer of any of its voting shares unless it receives a declaration that such subscription or transfer would not result in the percentage of the total voting shares of the Service Provider that are beneficially owned and controlled by non-Canadians exceeding 33 1/3%.

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

(a)

Indenture relating to US$650,000,000 of our 6 7 /8% Senior Notes due January 15, 2014, dated as of October 8, 2003, by and among Videotron, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association) as trustee, as supplemented.

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

(b)

Indenture relating to US$175,000,000 of our 6 3 /8% Senior Notes due December 15, 2015, dated as of September 16, 2005, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

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

(c)

Indenture relating to US$715,000,000 of our 9 1 /8% Senior Notes due April 15, 2018, dated as of April 15, 2008, as supplemented, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 15, 2008, we issued US$455,000,000 aggregate principal amount of our 9 1 /8% Senior Notes due April 15, 2018, and on March 5, 2009, we issued and sold an additional US$260,000,000 aggregate principal amount of our 9 1/8% Senior Notes due April 15, 2018, in each case pursuant to an Indenture, dated as of April 15, 2008, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These notes, which form a single series and class, are unsecured and are due April 15, 2018. Interest is payable semi-annually in arrears on June 15 and December 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in an indenture dated as of April 15, 2008. This indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then outstanding 9 1/8% Senior Notes may declare all of such notes to be due and payable immediately.

(d)

Indenture relating to Cdn$300,000,000 of our 7 1 /8% Senior Notes due January 15, 2020, dated as of January 13, 2010, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On January 13, 2010, we issued Cdn$300,000,000 aggregate principal amount of our 7 1/8% Senior Notes due 2020, pursuant to an Indenture, dated as of January 15, 2010. These notes are unsecured and are due on January 15, 2020. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2010. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(e)

Credit Agreement dated as of November 28, 2000, as amended up to a Tenth Amending Agreement dated as of November 13, 2009, by and among Videotron, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended.

Our $650.0 million senior secured credit facilities provide for a $575.0 million secured revolving credit facility that matures in April 2012 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The proceeds of the revolving credit facility can be used for general corporate purposes including, without limitation, to pay dividends to Quebecor Media subject to certain conditions. The proceeds of the term loan may be used for payments and/or reimbursement of payments of export equipment and local services in relation to our contracts for wireless infrastructure equipment with an affiliate of Nokia Corporation and also for the financing of the Finnvera guarantee fee (Finnvera plc being a specialized financing company owned by the State of Finland which is providing an export buyer credit guarantee in favor of the lenders under the export financing facility covering political and commercial risks).

Advances under the revolving credit facility bear interest at the Canadian prime rate, the bankers’ acceptance rate or the London Interbank Offered Rate (LIBOR) plus, in each instance, an applicable margin. Advances under the export financing facility bear interest at the bankers’ acceptance rate (CDOR Rate) plus a margin.

The revolving credit facility will be repayable in full in April 2012. Drawdowns under the export financing facility are repayable by way of seventeen equal and consecutive semi-annual payments starting on June 15, 2010. Subject to certain exceptions and the exemption of the first $50.0 million received, we are required to apply 100% of the net cash proceeds of asset sales or transfers to repay borrowings under the senior secured credit facilities (pro rata as between the revolving credit facility and the export financing facility), unless we reinvests these proceeds within specified periods and for specific purposes. Subject to the exemption of the first $50.0 million received, we are also required to apply proceeds from insurance settlements received in excess of $50.0 million in the aggregate to repay borrowings under the senior secured credit facilities (pro rata as between the revolving credit facility and the export financing facility).

Borrowings under the senior secured credit facilities and under eligible derivative instruments are secured by a first-ranking hypothec or security interest (subject to certain permitted encumbrances) on all of our current and future assets, as well as those of the guarantors party thereto, including most but not all of our subsidiaries (the “Videotron Group”), guarantees of all the members of the Videotron Group, pledges of the shares of Videotron and the members of the Videotron Group, and other security.

Our senior secured credit facilities contain customary covenants that restrict and limit the ability of Videotron and the members of the Videotron Group to, among other things, enter into merger or amalgamation transactions, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, the senior secured credit facilities contain customary financial covenants and customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to us and the members of the Videotron Group, and the occurrence of a change of control.

(f)	Back-to-back transaction agreement, effective as of January 3, 2007, by and between Quebecor Media and Videotron (partly redeemed on December 23, 2008).

On January 3, 2007, we entered in a back-to-back transaction by contracting a subordinated loan of $1.0 billion from Quebecor Media and used the entire proceeds of this borrowing to purchase 1,000,000 Preferred Shares, Series B of 9101-0835 Québec Inc., a subsidiary of Quebecor Media. The subordinated loan bears interest at a rate of 10.5%, payable semi-annually, and matures on January 3, 2022. The Preferred Shares, Series B carry the right to receive a cumulative annual dividend of 10.85% payable semi-annually. On December 23, 2008, 9101-0835 Québec Inc. redeemed 525,000 preferred shares, Series B, for a total cash consideration of $525.5 million, including cumulative dividends of $0.5 million. On the same day, the Company used the total proceeds of $525.0 million to repay a part of its subordinated loan contracted from Quebecor Media on January 3, 2007. See also Note 8 to our consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

In January 2009, Videotron issued an additional aggregate $190.0 million subordinated loan to Quebecor media and used the proceeds to invest an aggregate of $190.0 million in Quebecor Media preferred shares. In November and December 2009, Videotron reimbursed $500.0 million and $485.0 million, respectively, of its subordinated loan with Quebecor media and Quebecor Media redeemed on the same dates $500.0 million and $485.0 million, respectively, of its preferred shares.

(g)	Back-to-back transaction agreement, effective as of May 31, 2007, by and between Quebecor Media and Videotron.

On May 31, 2007, we entered in a back-to-back transaction by contracting a subordinated loan of $870.0 million from Quebecor Media and used the entire proceeds of this borrowing to purchase 870,000 Preferred Shares, Series B of 9101-0835 Québec Inc., a subsidiary of Quebecor Media. The subordinated loan bears interest at a rate of 10.5%, payable semi-annually, and matures on May 31, 2022. The Preferred Shares, Series B carry the right to receive a cumulative annual dividend of 10.85% payable semi-annually. See also Note 8 to our consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

(h)	Back-to-back transaction agreement, effective as of May 31, 2007, by and between Quebecor Media and CF Cable TV Inc., a wholly-owned subsidiary of Videotron.

On May 31, 2007, CF Cable TV Inc., which has since been liquidated into Videotron, entered into back-to-back transaction by contracting a subordinated loan of $125.0 million from Quebecor Media and invested the $125.0 million into 125,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media. The subordinated loan bears interest at a rate of 10.5% payable every six months on June 20 and December 20, and matures on May 31, 2022. The preferred shares carry the right to receive a cumulative annual dividend of 10.85%, payable semi-annually. See also Note 8 to our consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

(i)	Back-to-back transaction agreement, effective as of January 4, 2008, by and between Quebecor Media and Videotron.

On January 4, 2008, the Company contracted a subordinated loan of $415.0 million from Quebecor Media, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, the company invested the total proceeds of $415.0 million into 415,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually. See also Note 8 to our consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

(j)	Back-to-back transaction agreement, effective as of January 4, 2008, by and between Quebecor Media and CF Cable TV Inc.

On January 4, 2008, CF Cable TV Inc., which has since been liquidated into Videotron, contracted a subordinated loan of $170.0 million from Quebecor Media, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, CF Cable TV Inc. invested the total proceeds of $170.0 million into 170,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually. See also Note 8 to our consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

(k)	Back-to-back transaction agreement, effective as of January 9, 2009, by and between Quebecor Media and CF Cable TV Inc.

On January 9, 2009, CF Cable TV Inc., which has since been liquidated into Videotron, increased the subordinated loan by $190.0 million from Quebecor Media, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 9, 2024. On the same day, CF Cable TV Inc. invested the total proceeds of $190.0 million into 190,000 preferred shares, Series B, of 9101-0835 Québec Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

(l)	Back-to-back transaction agreement, effective as of October 21, 2009, by and between Sun Media Corporation, a subsidiary of Quebecor Media, and Videotron.

On October 21, 2009, the Company contracted a subordinated loan of $820.0 million from Sun Media Corporation, a wholly-owned subsidiary of the parent company, bearing interest at a rate of 11.24%. On the same day, the Company invested the total proceeds of $820.0 million into 41 Class C non-voting preferred shares, of Sun Media Corporation, carrying an 11.25% annual fixed cumulative preferential dividend. On November 25, 2009, this transaction was wound-up, as the Company repaid the $820.0 million subordinated loan and Sun Media Corporation redeemed the 41 Class C preferred shares for a total consideration of $820.0 million.

(m)

Finnvera Facility B Credit Agreement, effective as of November 13, 2009, by and among, Videotron, as borrower, the lenders party thereto, as lenders, HSBC Bank PLC, as Finnvera Facility B Agent, and The Toronto-Dominion Bank, as agent.

On November 13, 2009, we entered into the Finnvera Facility B Credit Agreement, dated as of November 13, 2009, by and among, inter alia, Videotron, as borrower, the lenders party thereto, as lenders, HSBC Bank PLC, as Finnvera Facility B Agent, and The Toronto-Dominion Bank, as Agent (the “Facility B Credit Agreement”). The Facility B Credit Agreement provides for an unsecured term credit facility (“Facility B”) in a maximum amount equal to the difference between US$100.0 million and the aggregate of the US dollar equivalent of each drawing made under our export financing facility. Facility B matures in April 2016. The proceeds of Facility B may be used for payments and/or reimbursement of payments of export equipment and local services in relation to our contracts for wireless infrastructure equipment with an affiliate of Nokia Corporation and also for the financing of the Finnvera guarantee fee (Finnvera plc being a specialized financing company owned by the State of Finland which is providing an export buyer credit guarantee in favor of the lenders under Facility B covering political and commercial risks).

Advances under Facility B bear interest at the bankers’ acceptance rate (CDOR Rate) plus a margin and we have agreed to pay a commitment fee based on the aggregate amount undrawn under Facility B. Drawdowns under Facility B are repayable by way of ten equal and consecutive semi-annual payments starting on October 15, 2011.

Obligations under Facility B are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries (and such guarantors are substantially the same as those under our senior notes described above).

Our Facility B Credit Agreement contains customary restrictive covenants, which are imported by reference from those applying to our 9 1/8% Senior Notes due April 15, 2018 described above, with respect to us and certain of our subsidiaries.

Our Facility B Credit Agreement contains customary events of default including the non-payment of principal or interest, the failure to perform or observe any other covenant, the bankruptcy of us or any guarantor of our credit agreement, a default by us or any guarantor of our credit agreement in respect of any indebtedness in excess of $25 million, the making of any materially incorrect or incomplete representation or warranty and the occurrence of a material adverse change under our senior credit facilities.

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

There is no limitation imposed by Canadian law or by the Articles or our other charter documents on the right of a non-resident to hold our voting shares, other than as provided by the Investment Canada Act, as amended (the “Act”), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA. In addition, there are regulations related to the ownership and control of Canadian broadcast undertakings. See “Item 4. Information on the Company — Regulation.”

E- Taxation

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of (i) our 6 3/8% Senior Notes due 2015 (our “6 3/8% Senior Notes”), (ii) our 6 7/8% Senior Notes due 2014 (our “6 7/8% Senior Notes”) and (iii) our 9 1/8% Senior Notes due 2018 (our “9 1/8% Senior Notes” and, together with our 6 3/8% Senior Notes and our 6 7/8% Senior Notes, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. Our 6 7/8% Senior Notes were issued in two issuances, on October 8, 2003 (the “first 6 7/8% Senior Notes issuance”) and November 19, 2004 (the “second 6 7/8% Senior Notes issuance”), under the same indenture. Our 9 1/8% Senior Notes were issued in two instances, on April 7, 2008 and February 26, 2009, under the same indenture. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

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

To ensure compliance with requirements imposed by the IRS, you are hereby informed that the U.S. tax advice contained herein: (i) is written in connection with the promotion or marketing by Videotron of the transactions or matters addressed herein, and (ii) is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding U.S. tax penalties. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

U.S. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DESCRIBED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

Interest on the Notes

Payments of stated interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Interest on the notes will constitute income from sources outside the United States and generally, with certain exceptions, will be “passive category income” which is treated separately from other income for purposes of computing the foreign tax credit allowable to a U.S. Holder under the federal income tax laws. Due to the complexity of the foreign tax credit rules, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that may be claimed as a credit.

In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the notes or may make payments or redeem the notes in advance of the expected maturity of the notes. According to U.S. Treasury regulations, the possibility that any such payments or redemptions will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe the likelihood that we will make any such payments is remote. Therefore, we do not intend to treat the potential payments or redemptions pursuant to the provisions related to changes in Canadian laws or regulations applicable to tax-related withholdings or deductions, any registration rights provisions, or the other redemption and repurchase provisions as part of the yield to maturity of the notes or as affecting the tax treatment of the notes. Our determination that these contingencies are remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on its notes in excess of stated interest and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If we pay additional amounts on the notes, U.S. Holders will be required to recognize such amounts as income.

In the issuance of our 6 3/8% Senior Notes, in the first 6 7/8% Senior Notes issuance and in the issuance of our 9 1/8% Senior Notes, the notes were issued with a de minimis amount of original issue discount (“OID”). OID is the excess, if any, of a note’s “stated redemption price at maturity” over its “issue price,” A note’s stated redemption price at maturity is the sum of all payments provided by the note other than payments of qualified stated interest (i.e., stated interest that is unconditionally payable in cash or other property (other than debt of the issuer)). The “issue price” is the first price at which a substantial amount of the notes in the issuance that includes the notes is sold (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, agents or wholesalers). The amount of original issue discount with respect to a note will be treated as zero if it is less than an amount equal to 0.0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity (or weighted average maturity, as applicable) (“de minimis OID”). Generally, any de minimis OID must be included in income as principal payments are received on the securities in the proportion that each such payment bears to the original principal balance of the security. The treatment of the resulting gain is subject to the general rules discussed under “—Sale, Exchange or Retirement of a Note” below.

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

If a U.S. Holder purchases notes for an amount greater than the sum of all amounts (other than qualified stated interest) payable with respect to the notes after the date of acquisition, such holder will have purchased such notes with amortizable bond premium. A U.S. Holder generally may elect to amortize that premium from the purchase date to the maturity date of the notes under a constant yield method. Amortizable premium generally may be deducted against interest income on such notes and generally may not be deducted against other income. A U.S. Holder’s basis in a note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by a U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without IRS consent. The notes in the second 6 7 /8% Senior Notes issuance were issued with amortizable bond premium.

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

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to payments of principal and interest on a note and to the proceeds of the sale or other disposition of a note made to U.S. Holders other that certain exempt recipients (such as corporations). A U.S. Holder of the notes may be subject to “backup withholding” with respect to certain “reportable payments”, including interest payments and, under certain circumstances, principal payments on the notes or upon the receipt of proceeds upon the sale or other disposition of such notes. These backup withholding rules apply if the U.S. Holder, among other things:

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

I- Subsidiary Information

Not applicable.

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Foreign Currency Risk

Most of our revenues and expenses, other than interest and principal payments on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, including those related to the buildout of our wireless network, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt must be paid in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on 100% of our U.S. dollar-denominated debt obligations outstanding as of December 31, 2009 and to hedge our exposure on certain purchases of set-top boxes, cable modems and capital expenditures.

Foreign exchange forward contracts:

Currencies (sold/bought)	Maturing	Weighted Average Exchange Rate	Notional Amount (in millions of dollars)
$ / US$	Less than 1 year	1.1173	94.9

Interest Rate Risk

Videtron’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers’ acceptance rate (BA) and (ii) bank prime rate (Prime). The Senior Notes issued by Videotron bear interest at fixed rates. Videotron has entered into various cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. After taking into account the hedging instruments, the long-term debt is comprised of 72.9% of fixed rate debt and 27.1% of floating rate debt as of December 31, 2009 (76.7% of fixed rate debt and 23.3% of floating rate pro-forma the refinancing of January 2010).

The estimated sensitivity of financial expense, before income tax, of a 100 basis point variance in the year-end Canadian Bankers’ acceptance rate is Cdn$5.0 million.

Credit Risk

Credit risk is the risk of financial loss to Videotron if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2009, no customer balance represented a significant portion of Videotron’s consolidated trade receivables. Videotron establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $15.7 million as of December 31, 2009 ($16.0 million as of December 31, 2008). As of December 31, 2009, 7.8% of trade receivables were 90 days past their billing date (8.9% as of December 31, 2008).

Videotron believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product line demand. Videotron does not believe that it is exposed to an unusual level of customer credit risk.

From the use of derivative financial instruments, Videotron is exposed to the risk of non performance by a third party. When Videotron enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with Videotron’s risk management policy and are subject to concentration limits. Given the high minimum credit ratings required under Videotron’s policy, Videotron does not foresee any failure by counterparties to meet their obligations.

Fair Value of Financial Instruments

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges to external or related parties (classified as other liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand.

The carrying values and fair value of long-term debt as of December 31, 2009 and 2008 are as follows:

	December 31, 2009		December 31, 2008
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt(1)	$(1,613,848)	$(1,688,700)	$(1,766,668)	$(1,577,000)

(1)	The carrying value of long-term debt excludes adjustments to record changes in fair value of long-term debt related to hedges interest risk, the embedded derivatives and the financing fees.

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

Principal Repayments

As at December 31, 2009, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

Year ending December 31,	(in thousands of dollars)
2009	$—
2010	$—
2011	$—
2012	$—
2013	$689,178
2014 and thereafter	$924,670

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights Of Security Holders

There have been no material modifications to the rights of security holders.

Use of Proceeds

Not applicable.

ITEM 15—CONTROLS AND PROCEDURES

As at the end of the period covered by this report, Videotron’s President and Chief Executive Officer and Videotron’s Vice President, Finance and Information Technology (IT) and Chief Financial Officer, together with members of Videotron’s senior management, have carried out an evaluation of the effectiveness of Videotron’s disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, Videotron’s President and Chief Executive Officer and Videotron’s Vice President, Finance and Information Technology (IT) and Chief Financial Officer, concluded that Videotron’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that Videotron files or submits under the Exchange Act is accumulated and communicated to management, including the company’s principal executive and principal financial officer, to allow timely decisions regarding disclosure.

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

Videotron’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Videotron’s internal control over financial reporting was effective as of December 31, 2009.

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

ITEM 16—[RESERVED]

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” (as defined in Item 16A of Form 20-F) serving on our Audit Committee. Our Board of Directors has determined that Mr. La Couture is an “independent” director, as defined under SEC rules.

ITEM 16B—CODE OF ETHICS

We have a code of ethics (as defined in Item 16B of Form 20-F) that applies to all directors, officers and employees of Videotron, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. In 2008, we adopted a restated Code of Ethics which effects a general update of the Code of Ethics that we originally adopted in 2003, as well as a new section specifically setting forth our commitment to respect for the environment and compliance with environmental laws and regulations. We have filed a copy of our new Code of Ethics as an exhibit to this annual report on Form 20-F.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent public accountant for the fiscal years ended December 31, 2009 and December 31, 2008. Prior to the year ended December 31, 2008, KPMG LLP served as our independent public accountant, including for the fiscal year ended December 31, 2007. The audited financial statements for each of the fiscal years in the three-year period ended December 31, 2009 are included in this annual report on Form 20-F.

The Audit Committee establishes the independent auditors’ compensation. In February 2010, the Audit Committee reviewed its policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre approved all audit services, determined which non-audit services the independent auditors are prohibited from providing, and authorized permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2008 and 2009, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditor, Ernst & Young LLP, for the years ended December 31, 2009, and December 31, 2008, and the aggregate fees billed for professional services and other services rendered by our former independent auditor, KPMG LLP, for a portion of the year ended December 31, 2008.

	2009	2008 (1)	2008 (2)
Audit Fees(3)	$825,021	$477,941	$67,200
Audit related Fees(4)	43,602	19,048	200,452
All Other Fees(5)	17,588	—	3,300
Total	$886,211	$496,989	$270,952

(1)	Fees of Ernst & Young LLP.
(2)	Fees of KPMG LLP.
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

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F—CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 9, 2008, Videotron announced its decision to appoint Ernst & Young LLP as its auditors, and the dismissal of KPMG LLP, effective as of the 2008 financial year. Ernst & Young LLP has audited Videotron’s financial statements for the years ended December 31, 2009 and December 31, 2008. The decision to change auditors was approved by the Audit Committee of the Board of Directors of Videotron on May 5, 2008. This change in auditors was effected simultaneously with a corresponding change in auditors at Quebecor Media and at Quebecor Inc.

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

For Videotron’s fiscal year ended December 31, 2007 and 2006 and any subsequent interim period prior to June 9, 2008, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused it to make reference to the subject matter of such disagreements in connection with their reports on the financial statements for such years.

During Videotron’s fiscal year ended December 31, 2007 and 2006 and any subsequent interim period prior to June 9, 2008, neither Videotron nor anyone acting on its behalf, consulted with Ernst & Young LLP regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that would have been rendered on Videotron’s consolidated financial statements and either a written report was provided to Videotron or oral advice was provided that Ernst & Young LLP concluded was an important factor considered by Videotron in reaching a decision as to the accounting, auditing or financial reporting issue, or (b) any matter that was either the subject of a disagreement (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with the former auditors or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).

On February 23, 2009, Videotron provided KPMG LLP and Ernst & Young LLP with a copy of the foregoing disclosures. Videotron requested that KPMG LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. Videotron has received the requested letter from KPMG LLP, and a copy of KPMG LLP’s letter was filed as an exhibit to Videotron’s annual report on Form 20-F for the year ended December 31, 2008. Videotron requested that Ernst & Young LLP review the foregoing disclosures and offered Ernst & Young LLP the opportunity to furnish Videotron with a letter addressed to the Securities and Exchange Commission containing any new information, clarification of Videotron’s expression of its views or the respects in which it does not agree with the statements by Videotron in response to this Item 16F. Ernst & Young LLP had no disagreement with the disclosures and consequently declined the opportunity to furnish Videotron with such a letter.

ITEM 16G—CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17—FINANCIAL STATEMENTS

Our consolidated balance sheets as at December 31, 2009 and 2008 and our consolidated statements of income, shareholder’s equity, comprehensive income and cash flows for the years ended December 31, 2009, 2008 and 2007, including the notes thereto and together with the auditors’ reports thereon, are included beginning on page F 1 of this annual report.

ITEM 18—FINANCIAL STATEMENTS

Not applicable.

ITEM 19—EXHIBITS

A- Exhibits

The following documents are filed as exhibits to this Form 20-F:

1.1

Articles of Amalgamation of Videotron Ltd. as of July 1, 2006 (translation) (incorporated by reference to Exhibit 1.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007).

1.2

Articles of Amendment of Videotron as of June 30, 2008 (incorporated by reference to Exhibit 1.2 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.3

Articles of Amendment of Videotron as of December 12, 2008 (incorporated by reference to Exhibit 1.3 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.4

By-laws of Videotron Ltd. as of July 1, 2006 (incorporated by reference to Exhibit 1.2 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007).

1.5

Certificate and Articles of Amalgamation of Le SuperClub Vidéotron ltée (translation) (incorporated by reference to Exhibit 1.5 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.6

By-laws of Le SuperClub Vidéotron ltée (incorporated by reference to Exhibit 3.8 to Videotron Ltd.’s Amendment No. 1 to the Registration Statement on Form F-4 dated January 8, 2004, Registration Statement No. 333-110697).

1.7	Articles of Incorporation of 7215924 Canada Inc. as of July 30, 2009.

1.8	By-laws of 7215924 Canada Inc. (translation).

1.9

Certificate of Incorporation of Videotron US Inc. as of September 20, 2007 (incorporated by reference to Exhibit 1.9 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.10

Amended and Restated Certificate of Incorporation of Videotron US Inc. as of October 1, 2008 (incorporated by reference to Exhibit 1.10 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.11	By-laws of Videotron US Inc. (incorporated by reference to Exhibit 1.11 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

2.1	Form of 6 7/8% Senior Notes due January 15, 2014 of Videotron Ltd. (included as Exhibit A to Exhibit 2.3 below).

2.2	Form of Notation of Guarantee by the subsidiary guarantors of the 6 7/8% Senior Notes due January 15, 2014 of Videotron Ltd. (included as Exhibit E to Exhibit 2.3 below).

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

2.5

Supplemental Indenture, dated as of April 15, 2008, by and among Videotron Ltd., Videotron US Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.5 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

2.6

Supplemental Indenture, dated as of September 23, 2008, by and among Videotron Ltd., 9193-2962 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.6 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

2.7	Form of 6 3/8% Senior Notes due December 15, 2015 of Videotron Ltd. (included as Exhibit A to Exhibit 2.9 below).

2.8	Form of Notation of Guarantee by the subsidiary guarantors of the 6 3/8% Senior Notes due December 15, 2015 of Videotron Ltd. (included as Exhibit E to Exhibit 2.9 below).

2.9

Indenture, dated as of September 16, 2005, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to Videotron Ltd.’s Registration Statement on Form F-4 dated October 14, 2005, Registration Statement No. 333-128998).

2.10

Supplemental Indenture, dated as of April 15, 2008, by and among Videotron Ltd., Videotron US Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.10 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

2.11

Supplemental Indenture, dated as of September 23, 2008, by and among Videotron Ltd., 9193-2962 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.11 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

2.12	Form of 9 1/8% Senior Notes due April 15, 2018 of Videotron Ltd. (included as Exhibit A to Exhibit 2.14 below).

2.13	Form of Notation of Guarantee of the subsidiary guarantors of the 9 1/8% Senior Notes due April 15, 2018 of Videotron Ltd. (included as Exhibit E to Exhibit 2.14 below).

2.14

Indenture, dated as of April 15, 2008, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.14 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

2.15

Supplemental Indenture, dated as of September 23, 2008, by and among Videotron Ltd., 9193-2962 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.15 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

2.16

Supplemental Indenture, dated as of March 5, 2009, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008.

2.17	Indenture, dated as of January 15, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee.

2.18	Form of 7 1/8% Senior Notes due January 15, 2020 of Videotron Ltd. (included as Exhibit A to Exhibit 2.17 above).

2.19	Form of Notation of Guarantee of the subsidiary guarantors of the 7 1/8% Senior Notes due January 15, 2020 of Videotron Ltd. (included as Exhibit E to Exhibit 2.17 above).

4.1

Form of Amended and Restated Credit Agreement (the “Credit Agreement”) entered into as of November 28, 2000, (as amended by a First Amending Agreement dated as of January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003, a Seventh Amending Agreement dated as of November 19, 2004, an Eighth Amending Agreement dated as of March 6, 2008, a Ninth Amending Agreement dated as of April 7, 2008 and a Tenth Amending Agreement dated as of November 13, 2009) entered into as of November 28, 2000, as amended as of November 13, 2009, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto.

4.2

Tenth Amending Agreement, dated as of November 13, 2009, to the Credit Agreement, dated as of November 28, 2000, as amended by the First Amending Agreement, dated as of January 5, 2001, a Second Amending Agreement, dated as of June 29, 2001, a Third Amending Agreement, dated as of December 12, 2001, a Fourth Amending Agreement, dated as of December 23, 2002, a Fifth Amending Agreement, dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003, a Seventh Amending Agreement dated as of November 19, 2004, an Eighth Amending Agreement dated as of March 6, 2008, and a Ninth Amending Agreement, dated as of April 7, 2008, among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, CF Cable TV Inc., 7215924 Canada Inc., 9212-7919 Québec Inc., and Videotron US Inc., as guarantors, and by Quebecor Media.

4.3

Ninth Amending Agreement, dated as of April 7, 2008, to the Credit Agreement, dated as of November 28, 2000, as amended by the First Amending Agreement, dated as of January 5, 2001, a Second Amending Agreement, dated as of June 29, 2001, a Third Amending Agreement, dated as of December 12, 2001, a Fourth Amending Agreement, dated as of December 23, 2002, a Fifth Amending Agreement, dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003, a Seventh Amending Agreement dated as of November 19, 2004 and an Eighth Amending Agreement dated as of March 6, 2008, among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron ltée, Groupe de Divertissement SuperClub inc., CF Cable TV Inc., Les Propriétés SuperClub inc. and SuperClub Vidéotron Canada inc., as guarantors, and by Quebecor Media (incorporated by reference to Exhibit 4.2 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

4.4

Eighth Amending Agreement, dated as of March 6, 2008, to the Credit Agreement, dated as of November 28, 2000, as amended by the First Amending Agreement, dated as of January 5, 2001, a Second Amending Agreement, dated as of June 29, 2001, a Third Amending Agreement, dated as of December 12, 2001, a Fourth Amending Agreement, dated as of December 23, 2002, a Fifth Amending Agreement, dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003 and a Seventh Amending Agreement, dated as of November 19, 2004 among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron ltée, Groupe de Divertissement SuperClub inc., CF Cable TV Inc., Les Propriétés SuperClub inc. and SuperClub Vidéotron Canada inc., as guarantors, and by Quebecor Media (incorporated by reference to Exhibit 4.3 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

4.5

Seventh Amending Agreement, dated as of November 19, 2004, to the Credit Agreement, dated as of November 28, 2000, as amended by the First Amending Agreement, dated as of January 5, 2001, a Second Amending Agreement, dated as of June 29, 2001, a Third Amending Agreement, dated as of December 12, 2001, a Fourth Amending Agreement, dated as of December 23, 2002, a Fifth Amending Agreement, dated as of March 24, 2003 and a Sixth Amending Agreement dated as of October 8, 2003 among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Vidéotron ltée, Groupe de Divertissement SuperClub inc., Vidéotron (1998) ltée, CF Cable TV Inc. Videotron Regional Ltd., 9139-3256 Québec Inc., Videotron TVN inc., Les Propriétés SuperClub inc. and SuperClub Vidéotron Canada inc., as guarantors (the “Guarantors”), and by Quebecor Media (incorporated by reference to Exhibit 10.2 to Videotron Ltd.’s Registration Statement on Form F-4 dated December 6, 2004, Registration Statement No. 333-121032).

4.6

Form of Guarantee of the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 10.5 to Quebecor Media’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.7

Form of Share Pledge of the shares of Videotron Ltd. and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 10.5 to Quebecor Media’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.8

Management Services Agreement, effective as of January 1, 2002, between Quebecor Media and Videotron Ltd. (incorporated by reference to Exhibit 10.5 to Videotron Ltd.’s Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697).

4.9

Form of Share Pledge of the shares of Videotron Ltd. and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 10.5 to Quebecor Media’s Registration Statement on Form F-4 dated September 5, 2001, Registration Statement No. 333-13792).

4.10

Subordinated Loan Agreement, dated January 3, 2007, between Quebecor Media and Videotron Ltd. (incorporated by reference to Exhibit 4.10 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

4.11

Subordinated Loan Agreement, dated May 31, 2007, between Quebecor Media and Videotron Ltd. (incorporated by reference to Exhibit 4.11 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

4.12

Subordinated Loan Agreement, dated May 31, 2007, between Quebecor Media and CF Cable TV Inc. (incorporated by reference to Exhibit 4.12 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

4.13

Subordinated Loan Agreement, dated January 4, 2008, between Quebecor Media and Videotron Ltd. (incorporated by reference to Exhibit 4.13 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

4.14

Subordinated Loan Agreement, dated January 4, 2008, between Quebecor Media and CF Cable TV Inc. (incorporated by reference to Exhibit 4.14 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

4.15	Subordinated Loan Agreement, dated January 9, 2009, between Quebecor Media and CF Cable TV Inc.

4.16	Subordinated Loan Agreement, dated October 21, 2009, between Sun Media Corporation and Videotron.

4.17

Finnvera Facility B Credit Agreement, dated as of November 13, 2009, by and among, Videotron, as borrower, the lenders party thereto, as lenders, HSBC Bank PLC, as Finnvera Facility B Agent, and The Toronto-Dominion Bank, as agent.

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Videotron Ltd.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

12.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2

Certification of Marie-Josée Marsan, Vice President, Finance and IT, and Chief Financial Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2

Certification of Marie-Josée Marsan, Vice President, Finance and IT, and Chief Financial Officer of Videotron Ltd. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIDEOTRON LTD.

By:	/s/ Marie-Josée Marsan
Name:	Marie-Josée Marsan
Title:	Vice-President, Finance and Information Technology (IT) and Chief Financial Officer

Dated: March 15, 2010

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Videotron Ltd.

Annual Consolidated Financial Information as at December 31, 2009 and 2008 and for the Years Ended December 31, 2009, 2008 and 2007

Report of Independent Registered Public Accounting Firm

to the Board of Directors and to the shareholder of Videotron Ltd.

We have audited the accompanying consolidated balance sheets of Videotron Ltd. and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for the years ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Videotron Ltd. for the year ended December 31, 2007, were audited by other auditors whose report, dated February 29, 2008, expressed an unqualified opinion on those statements prior to restatements and included an explanatory paragraph that, effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ new accounting standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Videotron Ltd. and its subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for the years ended December 31, 2009 and 2008, in conformity with Canadian Generally Accepted Accounting Principles.

We also audited the adjustments described in notes 1(b) and 23(viii) that were applied to restate the 2007 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

As discussed in note 1(b) to the consolidated financial statements, effective January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants’ Section 3064, Goodwill and Intangible Assets. Also, as discussed in note 23(viii) to the consolidated financial statements, effective January 1, 2009, the Company adopted statement of the Financial Accounting Standards No 141R, Business Combinations, and No 160, Non-Controlling Interests.

Chartered Accountants

Montreal, Canada

March 15, 2010

[1]	CA auditor permit no. 19843

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO

THE BOARD OF DIRECTORS AND TO THE SHAREHOLDER OF VIDEOTRON LTD.

We have audited, before the effects of the adjustments to retrospectively apply the changes in accounting described in notes 1(b) and 23(viii), the accompanying consolidated statements of income, comprehensive income, shareholder’s equity and cash flows of Videotron Ltd. and its subsidiaries for the year ended December 31, 2007. The 2007 financial statements before the effects of the adjustments discussed in notes 1(b) and 23(viii) are not presented herein. The 2007 consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the 2007 consolidated financial statements, before the effects of the adjustments to retrospectively apply the changes in accounting described in notes 1(b) and 23(viii) present fairly, in all material respects, the results of operations and cash flows of Videotron Ltd. and its subsidiaries for the year ended December 31, 2007 in conformity with Canadian generally accepted accounting principles. Also, as discussed in note 1 (g) to the consolidated financial statements, effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants’ new accounting standards on (i) Comprehensive income; (ii) Financial instruments and (iii) Hedges.

We were not engaged to audit, review or apply any procedures to the adjustments to retrospectively apply the changes in accounting described in notes 1(b) and 23(viii) and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by a successor auditor.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles (“US GAAP”). Information relating to the nature and effect of such differences is presented in note 23 to the consolidated financial statements. Also, as discussed in note 23 to the consolidated financial statements, in 2007 the Company changed in its US GAAP reconciliation its method of accounting for uncertainty in income taxes.

/S/ KPMG LLP

Chartered Accountants

Montréal, Canada

February 29, 2008

VIDEOTRON LTD.

Consolidated Statements of Income

Years ended December 31, 2009, 2008 and 2007

(in thousands of Canadian dollars)

	2009	2008	2007
		(restated,	(restated,
		note 1(b))	note 1(b))

Operating revenues:
Cable television	$875,550	$809,891	$735,832
Internet	574,180	499,627	422,448
Telephony	353,773	286,063	195,477
Wireless telephony	41,422	31,630	17,717
Business solution	58,326	63,592	70,189
Video stores	31,512	57,015	59,956
Other	66,397	56,388	50,987

	2,001,160	1,804,206	1,552,606

Direct costs and operating expenses	1,028,228	1,006,325	910,317

Amortization	241,164	213,043	204,167

Financial expenses (note 2)	80,237	95,920	77,562

(Gain) loss on valuation and translation of financial instruments (note 3)	(44,060)	19,677	(10,510)

Impairment of goodwill (note 4)	—	—	5,425

Other	(2,057)	(1,414)	—

Income before income taxes and non-controlling interest	697,648	470,655	365,645

Income taxes (note 5)	100,649	73,630	38,845

Income before non-controlling interest	596,999	397,025	326,800

Non-controlling interest	102	148	173

Net income	$596,897	$396,877	$326,627

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

Consolidated Statements of Comprehensive Income

Years ended December 31, 2009, 2008 and 2007

(in thousands of Canadian dollars)

	2009	2008	2007
		(restated,	(restated,
		note 1(b))	note 1(b))

Net income	$596,897	$396,877	$326,627

Other comprehensive income (loss):
(Loss) gain on valuation of derivative financial instruments	(16,961)	(4,076)	17,172
Future income taxes	21,227	(15,720)	(2,028)

	4,266	(19,796)	15,144

Comprehensive income	$601,163	$377,081	$341,771

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

Consolidated Statements of Shareholder’s Equity

Years ended December 31, 2009 2008 and 2007

(in thousands of Canadian dollars)

	Capital stock (note 14)	Contributed surplus	Retained earnings (Deficit)	Accumulated other comprehensive loss (note 16)	Total shareholder’s equity

Balance as at December 31, 2006, as previously reported	$345,727	$576,979	$(682,436)	$(22,446)	$217,824

Cumulative effect of changes in accounting policies (note 1(b))	—	—	(2,848)	—	(2,848)

Balance as of December 31, 2006, as restated	345,727	576,979	(685,284)	(22,446)	214,976

Reduction of paid-up capital (note 14)	(299,550)	—	—	—	(299,550)

Net income	—	—	326,627	—	326,627

Other comprehensive income	—	—	—	15,144	15,144

Balance as of December 31, 2007, as restated	46,177	576,979	(358,657)	(7,302)	257,197

Reduction of paid-up capital (note 14)	(46,176)	(73,824)	—	—	(120,000)

Net income	—	—	396,877	—	396,877

Dividends	—	—	(110,000)	—	(110,000)

Related party transactions (note 10, 21)	—	—	(1,102)	—	(1,102)

Other comprehensive loss	—	—	—	(19,796)	(19,796)

Balance as of December 31, 2008, as restated	1	503,155	(72,882)	(27,098)	403,176

Net income	—	—	596,897	—	596,897

Conversion of contributed surplus (note 17)	—	(496,000)	496,000	—	—

Dividends	—	—	(303,000)	—	(303,000)

Related party transaction (note 21)	—	—	(70)	—	(70)

Other comprehensive income	—	—	—	4,266	4,266

Balance as of December 31, 2009	$1	$7,155	$716,945	$(22,832)	$701,269

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2008 and 2007

(in thousands of Canadian dollars)

	2009	2008	2007
		(restated,	(restated,
		note 1(b))	note 1(b))

Cash flows related to operating activities:
Net income	$596,897	$396,877	$326,627
Adjustments for:
Amortization of fixed assets	226,301	204,683	196,458
Amortization of intangible assets and other assets	14,863	8,360	7,709
Impairment of goodwill (note 4)	—	—	5,425
(Gain) loss on valuation and translation of financial instruments (note 3)	(44,060)	19,677	(10,510)
Amortization of financing costs and long-term debt premium or discount (note 2)	2,099	1,623	441
Future income taxes (note 5)	94,219	72,559	38,778
Other	768	(717)	4,560

	891,087	703,062	569,488
Net change in non-cash balances related to operating activities:
Accounts receivable	(21,688)	(2,217)	(26,832)
Amounts receivable from and payable to affiliated companies	581	(15,913)	3,715
Inventories	7,466	(10,477)	104
Prepaid expenses	1,428	4,490	(7,824)
Accounts payable and accrued liabilities	(6,065)	51,399	(1,044)
Deferred revenue	22,221	12,233	15,298
Other assets	(11,440)	(8,969)	(1,719)
Other liabilities	4,793	(21,349)	1,343

	(2,704)	9,197	(16,959)

Cash flows provided by operating activities	888,383	712,259	552,529

Cash flows related to investing activities:
Additions to fixed assets	(434,097)	(357,938)	(308,344)
Additions to intangible assets	(89,753)	(60,183)	(21,731)
Acquisition (disposal) of preferred shares of a company under common control (note 8)	795,000	(60,000)	(1,995,000)
Acquisition of a company under common control (note 10)	—	(554,549)	—
Acquisition of tax deductions from the ultimate parent company (note 21)	(6,305)	(18,378)	(14,863)
(Increase) decrease in temporary investments	(30,000)	—	987
Other	13,260	7,103	1,181

Cash flows provided by (used in) investing activities	248,105	(1,043,945)	(2,337,770)

Sub-total, balance carried forward	1,136,488	(331,686)	(1,785,241)

VIDEOTRON LTD.

Consolidated Statements of Cash Flows, Continued

Years ended December 31, 2009, 2008 and 2007

(in thousands of Canadian dollars)

	2009	2008	2007
		(restated,	(restated,
		note 1(b))	note 1(b))

Sub-total, balance brought forward	$1,136,488	$(331,686)	$(1,785,241)

Cash flows related to financing activities:
Net change in bank indebtedness	(3,613)	(5,892)	(8,965)
Net change under bank credit facility (note 12)	(207,670)	59,949	98,721
Issuance of long-term debt, net of financing costs	325,544	447,629	—
Issuance (repayment) of subordinated loan from parent company (note 8)	(795,000)	60,000	1,995,000
Reduction in paid-up capital	—	(120,000)	(299,550)
Dividends	(303,000)	(110,000)	—
Other	(2,440)	—	35

Cash flows (used in) provided by financing activities	(986,179)	331,686	1,785,241

Net change in cash and cash equivalents	150,309	—	—

Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	$150,309	$—	$—

Non-cash investing activities:
Additions to fixed and intangible assets financed with accounts payable	$104,447	$51,322	$34,403

Cash interest payments	$116,813	$109,298	$80,143
Cash interest payments to parent company and an affiliated company	239,739	269,571	159,078
Cash income tax payments (net of refunds)	1,766	274	(206)

Additions to intangible assets[1] :
Internally generated	34,223	30,617	15,103
Externally acquired	55,530	29,566	6,628

[1]	All intangible assets acquired are subject to amortization.

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

Consolidated Balance Sheets

As of December 31

(in thousands of Canadian dollars)

	2009	2008
		(restated,
		note 1(b))
Assets
Current assets:
Cash and cash equivalents	$150,309	$—
Temporary investments	30,000	—
Accounts receivable (note 6)	185,726	164,375
Income taxes	255	189
Amounts receivable from affiliated companies (note 21)	14,682	15,611
Inventories (note 7)	38,938	48,296
Prepaid expenses	10,216	11,756
Future income taxes (note 5)	12,305	35,982

	442,431	276,209
Investments (note 8)	1,260,000	2,055,000
Fixed assets (note 9)	1,775,089	1,533,047
Intangible assets (note 10)	731,944	646,493
Derivative financial instruments (note 20)	3,077	124,187
Other assets (note 11)	44,835	35,427
Future income taxes (note 5)	859	1,038
Goodwill	432,374	433,878

	$4,690,609	$5,105,279

Liabilities and Shareholder’s Equity
Current liabilities:
Bank indebtedness	$—	$3,613
Accounts payable and accrued charges	381,049	343,283
Amounts payable to affiliated companies (note 21)	21,513	19,358
Deferred revenue	178,007	164,779
Income taxes	4,887	1,317

	585,456	532,350
Long-term debt (note 12)	1,592,321	1,807,997
Subordinated loan from parent company (note 8)	1,260,000	2,055,000
Derivative financial instruments (note 20)	232,469	45,688
Future income taxes (note 5)	281,588	229,479
Other liabilities (note 13)	37,506	31,589

	3,989,340	4,702,103

Shareholder’s equity:
Capital stock (note 14)	1	1
Contributed surplus	7,155	503,155
Retained earnings (deficit)	716,945	(72,882)
Accumulated other comprehensive loss (note 16)	(22,832)	(27,098)

	701,269	403,176

	$4,690,609	$5,105,279

Commitments and contingencies (note 18)

Guarantees (note 19)

Subsequent events (note 24)

On behalf of the Board of Directors

Serge Gouin, Director	Jean La Couture, Director

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

Videotron Ltd. (the “Company”) is a wholly owned subsidiary of Quebecor Media Inc. (the parent company) and is a subsidiary of Quebecor Inc. (the ultimate parent company). The Company offers television distribution, Internet, business solutions, telephony and wireless services in Canada and operates in the rental of movies or televisual products through its Video-On-Demand service or its distribution and rental stores.

1. Summary of significant accounting policies:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant differences between generally accepted accounting principles in Canada and in the United States are described in note 23.

(a) Basis of presentation:

These consolidated financial statements include the accounts of the Company and all its subsidiaries. Intercompany transactions and balances are eliminated on consolidation.

Certain comparative figures for the years 2008 and 2007 have been reclassified to conform to the presentation adopted for the year ended December 31, 2009.

(b) Changes in accounting policies:

On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as it clarifies the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs which are now recognized as an expense as they are incurred. Consequently, the Company has adjusted opening deficit as of December 31, 2006, as if the new rules had always been applied in the past and the prior period comparative figures have been restated. As well, the Company made reclassifications in order to present certain assets, mainly software licences, as intangible assets instead of presenting them as fixed assets.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

1. Summary of significant accounting policies (continued):

(b) Changes in accounting policies (continued):

As a result of the adoption of these new rules, the following tables summarize the adjustments that were recorded in the consolidated financial statements:

Consolidated Balance sheet

Increase (decrease)	December 31, 2008	December 31, 2007

Fixed assets	$(79,428)	$(39,938)
Intangible assets	79,428	39,938
Other assets	(653)	(2,617)
Future income tax liabilities	(175)	(704)
Deficit	478	1,913

As of December 31, 2006, the deficit was increased by $2.8 million following the adoption of these new rules.

Consolidated Statement of income

Increase (decrease)	December 31, 2008	December 31, 2007

Direct costs and operating expenses	$(725)	$394
Amortization	(1,238)	(1,916)
Future income tax expense	528	587
Net income	1,435	935

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures. This section has been amended to introduce new financial disclosure requirements, particularly with respect to fair value measurement of financial instruments and entity exposure to liquidity risk. On December 31, 2009, the Company adopted the amendments to this section. All the new financial disclosure requirements related to this section are presented in note 20. Theses amendments did not affect the consolidated financial results.

(c) Foreign currency translation:

Foreign currency transactions are translated using the temporal method. Translation gains and losses are included in gain or loss on valuation and translation of financial instruments unless hedge accounting is used.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

1. Summary of significant accounting policies (continued):

(d) Use of estimates:

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results could differ from these estimates. The following significant areas require management to use assumptions and make estimates:

•	impairment testing of goodwill, intangible assets and fixed assets;

•	fair value of financial instruments;

•	costs and liabilities related to pension and postretirement benefit plans;

•	allowance for doubtful accounts, the provision for obsolescence and allowance for sales returns;

•	provisions such as legal contingencies;

•	residual value and useful life of assets subject to amortization;

•	future income tax;

•	stock-based compensation.

(e) Impairment of long-lived assets:

The Company reviews long-lived assets with definite useful lives whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment test is done when the carrying amount of an asset or a group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment loss is based on the amount by which the carrying amount of a group of assets exceeds its fair value. Fair value is determined using quoted market prices, when available, or using accepted valuation techniques such as the discounted future cash flows method.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

1. Summary of significant accounting policies (continued):

(f) Revenue recognition:

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

Revenue recognition policies for each of the Company’s main product lines are as follows:

Cable and wireless services are provided under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, internet, IP telephony or wireless telephone, including connecting fees) and the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined.

Cable connection fee revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection fees, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of these costs over the related revenues is recognized immediately in income. Operating revenues from cable and other services, such as Internet access, IP telephony and wireless telephone, are recognized when services are rendered. Revenue from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and in the case of wireless telephones, revenues from equipment sales are recognized in income when the telephone is delivered and activated. Revenues from video rentals are recorded as revenue when services are provided. Promotional offers related to subscriber services are accounted for as a reduction in the related service revenue over the period of performance of the service contract. Promotional offers related to equipment sales, including wireless telephones, are accounted for as a reduction in the related equipment sales when the equipment is delivered. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

1. Summary of significant accounting policies (continued):

(g) Financial instruments:

Classification, recognition and measurement:

Financial instruments are classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. The Company has classified its financial instruments (except derivative financial instruments) as follows:

Held-for-trading	Loans and receivables	Available-for-sale	Other liabilities
•Cash and cash equivalents •Temporary investments •Bank indebtedness	•Accounts receivable •Amounts receivable from affiliated companies •Loans and other long-term receivables included in “Other assets”	•Other portfolio investments included in “Other assets”	•Accounts payable and accrued charges •Long-term debt •Other long-term liabilities

Financial instruments held-for-trading are measured at fair value with changes recognized in income as a loss or gain on valuation and translation of financial instruments. Available-for-sale financial assets are measured at fair value or at cost in the case of equity instruments that do not have a quoted market price in an active market and changes in fair value recorded in comprehensive income. Financial assets classified as loans and receivables and financial liabilities classified as other financial liabilities are measured at amortized cost, using the effective interest rate method of amortization.

Financing fees related to long-term financing are capitalized in reduction of long-term debt and amortized using the effective interest rate method.

Derivative financial instruments and hedge accounting:

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading purposes. Under hedge accounting, the Company documents all hedging relationships between hedging items and hedged items, as well as its strategy for using hedges and its risk-management objective. The Company also designates its derivative financial instruments as either fair value hedges or cash flow hedges. The Company assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.

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

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

1. Summary of significant accounting policies (continued):

(g) Financial instruments (continued):

Derivative financial instruments and hedge accounting (continued):

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

Derivative financial instruments that are ineffective or that are not designated as hedges, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a mark-to-market basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in the consolidated statements of income as a gain or loss on valuation and translation of financial instruments.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

1. Summary of significant accounting policies (continued):

(h) Cash and cash equivalents and temporary investments:

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. As of December 31, 2009, these highly liquid investments consisted of Bankers’ acceptances and term deposits.

Temporary investments consisted of high-quality money market instruments as of December 31, 2009. These temporary investments, classified as held-for-trading, are recorded at fair value.

(i) Inventories:

Inventories are valued at the lower of cost, determined by the weighted-average cost method, and net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(j) Income taxes:

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

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

1. Summary of significant accounting policies (continued):

(k) Fixed assets:

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

Amortization is principally calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful life

Buildings	40 years
Furniture and equipment	3 years to 7 years
Receiving and distribution networks	3 years to 20 years
Terminals and operating system	5 years and 10 years
Coding and transmission material	5 years

Leasehold improvements are amortized over the shorter of the term of the lease and economic life.

The Company does not record an asset retirement obligation in connection with its cable distribution networks. The Company expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date for these assets undeterminable.

(l) Goodwill and other intangible assets:

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

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

1. Summary of significant accounting policies (continued):

(l) Goodwill and other intangible assets (continued):

When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in income for an amount equal to the excess.

The cost of the spectrum licences for Advanced Wireless Services (“AWS”) includes acquisition costs and interest incurred during the development period of the wireless network project until the network is ready for commercial service. As of December 31, 2009, the AWS network is not ready for commercial use.

Intangible assets with definite useful lives are amortized over their useful life using the straight-line method over the following periods:

Assets	Estimated useful life

Software	3 to 7 years

Internally generated intangible assets are mainly comprised of internal costs in connection with the development of software to be used internally or for providing services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to this stage are recognized as expenses.

(m) Stock-based compensation:

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

(n) Pension plans and postretirement benefits:

The Company offers defined benefit pension plans and defined contribution pension plans to some of its employees.

(i) Defined contribution pension plans

Under its defined contribution pension plans, the Company pays fixed contributions to participating employee pension plans and has non legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit costs into the statement of income when the contributions become due.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

1. Summary of significant accounting policies (continued):

(n) Pension plans and postretirement benefits (continued):

(ii) Defined benefit pension and postretirement benefit plans

Defined benefit pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial factors. Defined benefit pension costs recognized in the statement of income include the following:

•	Cost of pension plan benefits provided in exchange for employee services rendered during the year.

•

Amortization of the initial net transition asset, prior service costs and amendments on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans.

•

Interest cost of pension plan obligations, expected return on pension fund assets, and amortization of cumulative unrecognized net actuarial gains and losses, in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets, over the expected average remaining service period of the active employee group covered by the plans.

When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

Actuarial gains and losses arise from the difference between the actual rate of return on plan assets for a period and the expected rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation.

The Company uses the fair value of plan assets as of the end of the year to evaluate plan assets for the purpose of calculating the expected return on plan assets.

The Company also offers health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using an accounting methodology similar to that for defined benefit pension plans. The related benefits of theses plans are funded by the Company as they become due.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

1. Summary of significant accounting policies (continued):

(o) Rates subject to CTRC regulations:

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

(p) Future changes in accounting policies:

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests, to converge accounting for business combinations and the reporting of non-controlling interest to International financial reporting standards (“IFRS”).

Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. The new Sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

1. Summary of significant accounting policies (continued):

(p) Future changes in accounting policies (continued):

On December 24, 2009, the CICA’s Emerging Issues Committee issued Abstract No.175 (“EIC-175”), Multiple Deliverable Revenue Arrangements, which will be applicable prospectively (with retrospective adoption permitted) to revenue arrangements with multiple deliverables entered into or materially modified in the first annual period beginning on January 1, 2011. EIC-175 amends the guidance contained in EIC-142, Revenue Arrangements with Multiple Deliverables, and establishes additional requirements regarding revenue recognition related to multiple deliverables as well as supplementary disclosures. The Company is evaluating the potential impact of adopting EIC-175 on its consolidated financial statements.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

2. Financial expenses:

	2009	2008	2007

Third parties:
Interest on long-term debt	$128,292	$111,601	$81,218
Amortization of financing costs and long-term debt premium or discount	2,099	1,623	441
(Gain) loss on foreign currency translation of short-term monetary items	(4,907)	4,996	1,415
Other	(364)	(605)	(68)

	125,120	117,615	83,006
Affiliated parties:
Interest expense (net of income)	237,241	269,822	165,460
Dividend income	(244,844)	(278,753)	(170,904)

	(7,603)	(8,931)	(5,444)

Interest capitalized to the cost of:
Fixed assets	(3,880)	(249)	—
Intangible assets	(33,400)	(12,515)	—

	(37,280)	(12,764)	—

	$80,237	$95,920	$77,562

3. (Gain) loss on valuation and translation of financial instruments:

	2009	2008	2007

(Gain) loss on embedded derivatives	$(29,577)	$6,829	$2,031
(Gain) loss on ineffective portion of fair value hedges	(14,483)	12,848	(12,541)

	$(44,060)	$19,677	$(10,510)

4. Impairment of goodwill:

In the fourth quarter of 2007, the Company concluded that the goodwill of its subsidiary, Le SuperClub Vidéotron Ltée, related to the DVDs and games rental operations in Ontario, was impaired. Accordingly, an impairment charge of $5.4 million was recorded.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

5. Income taxes:

Income taxes on operations are as follows:

	2009	2008	2007
		(restated,	(restated,
		note 1(b))	note 1(b))

Current	$6,430	$1,071	$67
Future	94,219	72,559	38,778

	$100,649	$73,630	$38,845

The following table reconciles income taxes at the Company’s domestic statutory tax rate of 30.9% in 2009 (30.9% in 2008 and 32.02% in 2007) and income taxes in the consolidated statements of income:

	2009	2008	2007
		(restated,	(restated,
		note 1(b))	note 1(b))

Income taxes at domestic statutory tax rate	$215,573	$145,432	$117,080

Increase (reduction) resulting from:
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	(19,626)	10,038	(4,207)
Change in valuation allowance	(9,718)	9,718	—
Change in future income tax balances due to a change in substantively enacted tax rates	—	—	(18,808)
Tax consolidation transactions with affiliated companies (note 21)	(73,069)	(86,135)	(54,723)
Recognition of a deferred tax credit	(14,035)	(5,690)	—
Other	1,524	267	(497)

Income taxes	$100,649	$73,630	$38,845

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

5. Income taxes (continued):

The tax effects of significant items comprising the Company’s net future tax positions are as follows:

	2009	2008
		(restated,
		note 1(b))

Loss carry-forwards	$9,363	$33,028
Other provisions	3,285	3,279
Fixed assets	(223,658)	(175,467)
Intangible assets	(40,570)	(18,424)
Long-term debt and derivative financial instruments	4,211	(3,171)
Other assets	(20,707)	(13,672)

	(268,076)	(174,427)
Valuation allowance	(348)	(18,032)

Net future income tax liabilities	$(268,424)	$(192,459)

The current and long-term future income tax assets and liabilities are as follows:

	2009	2008
		(restated,
		note 1(b))

Future income tax assets:
Current	$12,305	$35,982
Long-term	859	1,038

	13,164	37,020
Future income tax liability:
Long-term	(281,588)	(229,479)

Net future income tax liabilities	$(268,424)	$(192,459)

As of December 31, 2009, the Company had operating loss carry-forwards for income tax purposes available to reduce future taxable income of approximately $30.1 million which will expire in 2029 ($106.4 million in 2008). As of December 31, 2009, the Company also had capital losses of approximately $2.6 million that can be carried forward indefinitely and applied only against future capital gains ($2.1 million in 2008).

6. Accounts receivable:

	2009	2008

Trade	$182,941	$163,014
Other	2,785	1,361

	$185,726	$164,375

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

7. Inventories:

	2009	2008

Subscribers’ equipment	$22,858	$26,109
Network materials	15,678	19,472
Video store materials	402	2,715

	$38,938	$48,296

Cost of inventories included in operating expenses amounted to $101.3 million in 2009 ($90.9 million in 2008 and $89.8 million in 2007). Write-downs of inventories totaling $0.3 million were recognized in operating expenses in 2009 ($1.5 million in 2008 and $0.3 million in 2007).

8. Subordinated loan from parent company:

	2009	2008

Subordinated loan - Quebecor Media Inc.	$1,260,000	$2,055,000

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

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

8. Subordinated loan from parent company (continued):

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

On November 26, 2009, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 500,000 preferred shares, Series B, for a total cash consideration of $500.0 million, including cumulative dividends of $23.6 million. On the same day, the Company used the total proceeds of $500.0 million to repay part of its subordinated loan contracted from Quebecor Media Inc.

On December 18, 2009, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed from CF Cable TV Inc., a wholly-owned subsidiary of the Company, 485,000 preferred shares, Series B, for a total cash consideration of $485.0 million, including cumulative dividends of $0.5 million. On the same day, the CF Cable TV Inc. used the total proceeds of $485.0 million to repay its entire subordinated loan contracted from Quebecor Media Inc.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

9. Fixed assets:

	2009
	Cost	Accumulated amortization	Net amount

Land	$3,078	$—	$3,078
Buildings	68,799	19,884	48,915
Furniture and equipment	258,042	159,140	98,902
Receiving and distribution networks	3,061,897	1,662,061	1,399,836
Terminals and operating system	165,141	86,725	78,416
Coding and transmission material	3,978	1,717	2,261
Projects under development (3G Network)	143,681	—	143,681

	$3,704,616	$1,929,527	$1,775,089

	2008
	(restated note 1 (b))
	Cost	Accumulated amortization	Net amount

Land	$2,999	$—	$2,999
Buildings	53,681	18,819	34,862
Furniture and equipment	322,838	237,082	85,756
Receiving and distribution networks	2,795,434	1,497,900	1,297,534
Terminals and operating system	145,795	64,914	80,881
Coding and transmission material	7,716	3,407	4,309
Projects under development (3G Network)	26,706	—	26,706

	$3,355,169	$1,822,122	$1,533,047

In addition, during the year, the Company removed fully depreciated assets of $96.7 million comprised substantially of furniture and equipment.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

10. Intangible assets:

	2009
	Cost	Accumulated amortization	Net amount

AWS spectrum licences	$599,601	$—	$599,601
Software	191,280	87,845	103,435
Projects under development (3G Network)	28,908	—	28,908

	$819,789	$87,845	$731,944

	2008
	(restated note 1 (b))
	Cost	Accumulated amortization	Net amount

AWS spectrum licences	$567,065	$—	$567,065
Software	148,656	73,167	75,489
Projects under development (3G Network)	3,939	—	3,939

	$719,660	$73,167	$646,493

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

As a result of the spectrum auction for AWS that ended July 21, 2008, the Company acquired 17 new spectrum licences for AWS, covering all of the province of Québec and certain areas of Ontario, for an aggregate amount of $554.5 million, which was fully paid in the third quarter of 2008. In addition, interest costs of $32.5 million were capitalized to the cost of these licences in 2009 ($12.5 million in 2008). The spectrum licences were issued by Industry Canada on December 23, 2008, for an initial term of 10 years.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

11. Other assets:

	2009	2008
		(restated,
		note 1(b))

Deferred connection fees	$28,616	$19,251
Deferred pension charges (note 22)	3,047	2,915
Other	13,172	13,261

	$44,835	$35,427

12. Long-term debt:

	Effective interest rate as of December 31, 2009	Year of maturity	2009	2008

Bank credit facilities (i)	—%	2012 - 2018	$—	$207,670
Senior Notes (ii)	6.59%	2014	689,178	800,397
Senior Notes (iii)	6.44%	2015	183,414	212,449
Senior Notes (iv)	9.37%	2018	741,256	546,152

Total long-term debt			1,613,848	1,766,668

Change in fair value related to hedged interest rate risk			20,589	49,402
Adjustments related to embedded derivatives			(18,112)	11,465
Financing fees, net of amortization			(24,004)	(19,538)

			$1,592,321	$1,807,997

(i)

The senior secured credit facilities provide for a $575.0 million secured revolving credit facility that matures in April 2012 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance or Canadian prime rates, plus a margin, depending on the Company’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate plus a margin. The senior secured credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Company and its subsidiaries. As of December 31, 2009 the senior secured credit facilities of the Company were secured by assets with a carrying value of $4,690.6 million ($5,105.3 million in 2008, as restated). The senior secured credit facilities contain covenants such as maintaining certain financial ratios and some restrictions on the payment of dividends and asset acquisitions and dispositions.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

12. Long-term debt (continued):

(i)

In November 2009, the Company entered into the facility B credit agreement providing for an unsecured term credit facility in a maximum amount equal to the difference between US$100.0 million and the aggregate of the US dollar equivalent of each drawing on the Company’s export financing facility. This facility matures in April 2016 and bears interest at Bankers’ acceptance plus a margin. As of December 31, 2009, no amount was drawn on the facility.

(ii)

In October 2003, a first series of US$335.0 million in aggregate principal amount of Senior Notes was issued at a discount price of 99.08% for net proceeds of $445.6 million, before issuance fees of $7.6 million. In November 2004, a second series of US$315.0 million in aggregate principal amount of Senior Notes was issued at a premium price of 105.0% for net proceeds of $405.1 million, including accrued interest of $8.9 million and before issuance fees of $7.4 million. These notes bear interest at a rate of 6.875% for an average effective interest rate of 6.59%, payable every six months on January 15 and July 15, and mature in January 2014. The notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of the Company. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2009, at a decreasing premium.

(iii)

On September 16, 2005, US$175.0 million in aggregate principal amount of Senior Notes were issued at a discount price of 99.5% for net proceeds of $205.2 million, before issuance fees of $3.8 million. These notes bear interest at a rate of 6.375% for an effective rate of 6.44%, payable every six months on December 15 and June 15, and mature on December 15, 2015. The notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of the Company. These notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2010, at a decreasing premium.

(iv)

In April 2008, the Company issued a first series of US$455.0 million in aggregate principal amount of Senior Notes at a discount price of 98.43% for net proceeds of $457.3 million, before financing fees of $9.5 million. In March 2009, the Company issued a second series of US$260.0 million in aggregate principal amount of Senior Notes at a discount price of 98.625% for net proceeds of $332.4 million, including accrued interest of $6.9 million and before financing fees of $6.9 million. The Senior Notes bear interest at a rate of 9.125% for an average effective interest rate of 9.37%, payable every six months on June 15 and December 15, and mature on April 15, 2018. These notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, pay dividends

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

12. Long-term debt (continued):

and make other distributions, and are unsecured. These Senior Notes are guaranteed by specific subsidiaries of the Company. These notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2013, at a decreasing premium.

On December 31, 2009, the Company and its subsidiaries were in compliance with all debt covenants.

Principal repayments on long-term debt over the coming years are as follows:

2010	$—
2011	—
2012	—
2013	—
2014	689,178
2015 and thereafter	924,670

13. Other liabilities:

	2009	2008

Accrued pension and postretirement benefits liability (note 22)	$6,919	$9,831
Deferred revenue	29,486	20,494
Non-controlling interest	991	1,047
Other	110	217

	$37,506	$31,589

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

14. Capital stock:

(a) Authorized capital stock:

In December 2008, the Company amended its articles in order to add a new class of preferred shares, Series H.

As at December 31, 2009, the authorized capital stock is as follows:

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

(b) Issued and outstanding capital stock:

	Common Shares
	Number	Amount

Balance as of December 31, 2009 and 2008	2,515,277	$1

In December 2007, the Company redeemed 65,000 preferred shares, Series G, from Groupe de Divertissement SuperClub Inc. for total cash considerations of $65.0 million. Series G shares were eliminated upon consolidation.

On September 23, 2008, as part of the acquisition of 9193-2962 Québec Inc., the Company issued one common share for a cash consideration of one dollar.

On September 3, 2009, the Company issued 450,000 preferred shares Series G, to 9212-7919 Québec Inc., the wholly-owned subsidiary of Le Superclub Videotron Ltée, for a total cash consideration of $450.0 million. On November 19, 2009, the Company redeemed all these preferred shares, for a total cash consideration of $450.0 million. Series G shares were eliminated upon consolidation.

On several occasions during the years ended December 31, 2008 and 2007, the Company reduced the paid-up capital of its common shares by total cash distributions of $120.0 million and $299.6 million, respectively. In 2008, $73.8 million of the $120.0 million were recorded as a reduction of contributed surplus.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

15. Stock-based compensation plan:

Under a stock option plan established by the parent company, a number of Common Shares of the parent company have been set aside for officers, senior employees, directors and other key employees of the Company and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of the parent company, at the date of grant, as determined by the parent company’s Board of Directors (if the Common Shares of the parent company are not listed on a stock exchange at the time of the grant) or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of the parent company on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of the parent company have not been listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30 of each year. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of the parent company on the stock exchange(s) where such shares are listed at the time of exercise or the fair market value of the Common Shares, as determined by the parent company’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of the parent company at the exercise price. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The vesting on 400,000 options is also subject to market-related performance criteria as to the achievement of specific targets in regards to the fair value of the parent company’s shares in the future.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

15. Stock-based compensation plan (continued):

The following table gives summary information on outstanding options granted by the parent company to the employees of the Company as at December 31, 2009 and 2008:

	2009		2008
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	1,382,035	$42.35	2,101,226	$35.95
Granted	451,000	36.15	70,000	45.82
Exercised	(44,271)	31.47	(610,962)	20.38
Cancelled	(467,746)	44.28	(178,229)	43.53
Transferred	(44,783)	43.16	—	—

Balance at end of year	1,276,235	$39.81	1,382,035	$42.35

Vested options at end of year	50,204	$28.61	27,999	$27.75

During the year ended December 31, 2009, 44,271 stock options were exercised and resulted in cash payments of $0.4 million for the Company (610,962 stock options in 2008 for cash payments of $19.1 million).

The following table gives summary information on outstanding options as at December 31, 2009:

Range of exercise price	Outstanding options			Vested options
	Number	Weighted average Years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$15.19 to 21.75	11,753	4.09	$20.76	11,753	$20.76
22.98 to 33.41	153,482	6.42	31.61	38,451	31.01
44.45 to 45.82	1,111,000	8.50	41.14	—	—

$15.19 to 45.82	1,276,235	8.21	$39.81	50,204	$28.61

For the year ended December 31, 2009, a net consolidated compensation charge related to the stock-based plan was recorded in the amount of $3.4 million (a net reversal of $2.4 million in 2008 and a net charge of $11.6 million in 2007).

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

16. Accumulated other comprehensive loss:

Amounts accounted for in the accumulated comprehensive loss relate solely to cash flow hedges.

No significant amount is expected to be reclassified to income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over an 8 1/2-year period.

17. Conversion of contributed surplus:

During the second quarter of 2009, the parent company authorized the Company to convert $496.0 million of contributed surplus to retained earnings.

18. Commitments and contingences

(a) Leases and purchasing agreements:

The Company rents premises and equipment under operating leases and has entered into long-term commitments to purchase services and capital equipment that call for total future payments of $218.2 million, including an amount of $84.0 million for future rent payment to the ultimate parent company. The minimum payments for the coming years are as follows:

	Leases	Other commitments

2010	$22,359	$26,658
2011	15,414	25,183
2012	13,740	12,701
2013	12,417	3,196
2014	9,638	636
2015 and thereafter	76,194	105

Operating lease expenses amounted to $23.0 million, $20.9 million and $20.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

(b) Contingencies:

(i)

A number of legal proceedings against the Company and its subsidiaries are pending. In the opinion of the management of the Company and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Company’s results or on its financial position.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

18. Commitments and contingences (continued):

(b) Contingencies (continued):

(ii)

In 2003 and 2004, a number of companies, including Videotron Ltd., brought suit against the Crown before the Federal Court alleging that the Part II license fees to be paid annually to the Canadian Radio-television and Telecommunications Commission (“CRTC”) by broadcasters and broadcasting distribution undertakings constituted, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). Following a Federal Court of Appeal judgment in 2008 overturning a Federal Court ruling in favour of the plaintiffs, leave to appeal to the Supreme Court of Canada was authorized in 2008.

On October 7, 2009, the parties in this case, including Videotron Ltd., agreed on an out-of-court settlement whereby the plaintiff companies withdrew their legal challenge and monetary claims, and the government agreed not to claim the unpaid Part II licence fees for the period of September 1, 2006 through August 31, 2009. In view of this settlement, in the fourth quarter of 2009, the Company reversed a $33.8 million provision for unpaid Part II licence fees as of August 31, 2009. Under the out-of-court settlement, the government also undertook to recommend that the CRTC amend its regulations to limit the amount of the Part II licence fees for the period subsequent to August 31, 2009.

19. Guarantees:

In the normal course of business, the Company enters into numerous agreements containing guarantees, including the following:

Operating leases:

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of the lease term) and should the fair value of the leased assets be less than the guaranteed residual value, the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, a subsidiary of the Company has provided guarantees to the lessor under premise leases for certain videostore franchisees, with expiry dates through 2015. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As at December 31, 2009, the maximum exposure in respect of these guarantees was $25.4 million and no liability has been recorded in the consolidated balance sheet. The Company has not made any payments relating to these guarantees in prior years.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

19. Guarantees (continued):

Outsourcing companies and suppliers:

In the normal course of its operations, the Company enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Company provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications. The Company has not made any payments relating to these guarantees in prior years.

20. Financial instruments and financial risk management:

The Company’s financial risk management policies have been established in order to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in the Company’s activities.

As a result of their use of financial instruments, the Company is exposed to credit risk, liquidity risk, and market risks relating to foreign exchange fluctuations, interest rate fluctuations and equity prices. In order to manage its foreign exchange and interest rate risks, the Company and its subsidiaries use derivative financial instruments (i) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventory and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed and variable rate debts. The Company does not intend to settle its financial derivative instruments prior to their maturity, as none of these instruments are held or issued for speculative purposes. The Company designates its derivative financial instruments either as fair value hedges or cash flow hedges when they quality for hedge accounting.

(a) Description of derivative financial instruments:

(i)	Foreign exchange forward contracts:

Currencies (sold/bought)	Maturing	Weighted average exchange rate	Notional amount (in millions of dollars)

$ / US$	Less than 1 year	1.1173	94.9

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

20. Financial instruments and financial risk management (continued):

(a) Description of derivative financial instruments (continued):

(ii)	Cross-currency interest rate swaps:

	Period covered	Notional amount (in millions of dollars)		Annual effective interest rate using hedged rate	Annual nominal interest rate of debt	CDN dollar exchange rate on interest and capital payments per one US dollar

Senior Notes	2004 to 2014	US$	190.0	Bankers’ acceptances 3 months +2.80%	6.875%	1.2000

Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950

Senior Notes	2003 to 2014	US$	200.0	Bankers’ acceptances 3 months +2.73%	6.875%	1.3425

Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425

Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781

Senior Notes	2008 to 2018	US$	455.0	9.65%	9.125%	1.0210

Senior Notes	2009 to 2018	US$	260.0	9.12%	9.125%	1.2965

Certain cross-currency interest rate swaps entered into by the Company include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

(b) Fair value of financial instruments:

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables) and accounts payable and accrued charges to external or related parties (classified as other liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand. Other financial instruments classified as loans and receivables or as available-for-sale are not significant and their carrying value approximates their fair value.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

20. Financial instruments and financial risk management (continued):

(b) Fair value of financial instruments (continued):

The carrying value and fair value of long-term debt as of December 31, 2009 and 2008 are as follows:

	2009		2008
	Carrying value	Fair value	Carrying value	Fair value

Long-term debt [1]	$(1,613,848)	$(1,688,700)	$(1,766,668)	$(1,577,000)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, the embedded derivatives and the financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Company uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

In accordance with CICA Section 3862, Financial Instruments – Disclosures, the Company has considered the following fair value hierarchy that reflects the significance of the inputs used in measuring of its financial instruments accounted for at fair value in the balance sheet:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of cash equivalents and temporary investments, classified as held-for-trading and accounted for at their fair value on the balance sheet, is determined using level 2 inputs.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

20. Financial instruments and financial risk management (continued):

(b) Fair value of financial instruments (continued):

The fair value of derivative financial instruments recognized on the balance sheet is estimated as per the Company’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs on the market (Level 3 inputs) to the net exposure of the counterparty or the Company. Accordingly, financial derivative instruments are classified as Level 3 under the fair value hierarchy.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility and discount factors.

The following table shows changes to the carrying value or fair value of derivative financial instruments (Level 3) in 2009:

2009
Asset (liability)
Balance as of beginning of year	$ 18,230
Loss recognized in the statement of income1, [2]	(14,330)
Loss recognized in other comprehensive income	(16,961)

Balance as of end of year	$(13,061)

[1]	All gains or losses were related to derivative instruments held as of December 31, 2009.
[2]	The loss is offset by a gain on valuation and translation of long-term debt of $ 28.8 million.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the credit default premium used to calculate the fair value of derivative financial instruments, as per the Company’s valuation model, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis point	$ 2,817	$ 7,677
Decrease of 100 basis point	(2,817)	(7,677)

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

20. Financial instruments and financial risk management (continued):

(c) Credit risk management:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2009, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $15.7 million as of December 31, 2009 ($16.0 million as of December 31, 2008). As of December 31, 2009, 7.8% of trade receivables were 90 days past their billing date (8.9% as of December 31, 2008).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2009 and 2008:

	2009	2008
Balance as of beginning of year	$16,024	$14,366
Charged to income	20,267	19,807
Utilization	(20,553)	(18,149)

Balance as of end of year	$15,738	$16,024

The Company believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.

As a result of their use of derivative financial instruments, the Company is exposed to the risk of non-performance by a third party. When the Company enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Company’s risk management policy and are subject to concentration limits.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

20. Financial instruments and financial risk management (continued):

(d) Liquidity risk management:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. The Company manages this exposure through staggered debt maturities. The weighted average term of the Company’s consolidated debt was approximately 6.2 years as of December 31, 2009 (6.3 years as of December 31, 2008).

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

As of December 31, 2009, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative financial instruments, less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

	Total	1 year	Less than 1-3 years	3-5 years	5 years and more

Accounts payable and accrued charges	$381,049	$381,049	$—	$—	$—
Amounts payable to affiliated companies	21,513	21,513	—	—	—
Long-term debt	1,613,848	—	—	689,178	924,670
Interest payments [1]	870,207	111,920	260,825	233,187	264,275
Derivative financial instruments [2]	216,331	—	—	144,630	71,701

Total contractual obligations	$3,102,948	$514,482	$260,825	$1,066,995	$1,260,646

[1]	Estimate of interest to be paid on long-term debt is based on the hedged and unhedged interest rates and hedged foreign exchange rates at December 31, 2009.
[2]	Estimated future disbursements, net of future receipts, on derivative financial instruments related to foreign exchange hedging.

The table above excludes obligations under subordinated loans from the parent company for which proceeds are used to invest in preferred shares of an affiliated company for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries (see note 8).

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

20. Financial instruments and financial risk management (continued):

(e) Market risk:

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Company’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on the Company’s debt is payable in U.S. dollars. The Company has entered into transactions to hedge the foreign currency risk exposure on 100% of its U.S. dollar-denominated debt obligations outstanding as of December 31, 2009 and to hedge its exposure on certain purchases of set-top boxes, cable modems and capital expenditures. Accordingly, the Company’s sensitivity to the variation of foreign exchange rates is economically limited.

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax and non-controlling interest, of a $0.10 variance in the year-end exchange rate of the Canadian dollar per one U.S. dollar:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10

U.S. dollar-denominated accounts payable	$(830)	$—
Gain (loss) on valuation and translation of financial instruments and of derivative financial instruments	(2,103)	34,473

Decrease of $0.10

U.S. dollar-denominated accounts payable	830	—
Gain (loss) on valuation and translation of financial instruments and of derivative financial instruments	2,103	(34,473)

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

20. Financial instruments and financial risk management (continued):

(e) Market risk (continued):

Interest rate risk

The Company’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers’ acceptance rate (BA) and (ii) bank prime rate (Prime). The Senior Notes issued by the Company bear interest at fixed rates. The Company has entered into various cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. After taking into account the hedging instruments, the long-term debt is comprised of 72.9% of fixed rate debt and 27.1% of floating rate debt as of December 31, 2009 (58.7% of fixed rate debt and 41.3% of floating rate debt in 2008).

The estimated sensitivity on financial expense, before income tax, of a 100 basis point variance in the year-end Canadian Banker’s acceptance rate is $5.0 million.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments, as per the Company’s valuation model, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis point	$ 1,539	$ 7,502
Decrease of 100 basis point	(1,539)	(7,502)

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

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

20. Financial instruments and financial risk management (continued):

(f) Capital management (continued):

The Company’s capital structure is composed of shareholder’s equity, bank indebtedness, long-term debt, net assets and liabilities related to derivative financial instruments, and non-controlling interest, less cash and cash equivalents and temporary investments.

The capital structure is as follows:

	2009	2008
		(restated, note 1(b))

Bank indebtedness	$—	$3,613
Long-term debt	1,592,321	1,807,997
Net liabilities (assets) related to derivative financial instruments	229,392	(78,499)
Non-controlling interest	991	1,047
Cash and cash equivalents	(150,309)	—
Temporary investments	(30,000)	—

Net liabilities	1,642,395	1,734,158

Shareholder’s equity	$704,069	$403,176

The Company is not subject to externally imposed capital requirements other than certain restrictions under the term of its borrowing agreements which relate to permitted investments, inter-company transactions or the declaration and payment of dividends and other distributions.

21. Related party transactions:

In addition to the related party transactions disclosed elsewhere in these consolidated financial statements, the Company entered into the following transactions with affiliated companies. These transactions have been recorded at the exchange value in the normal course of business, which is the amount established and agreed to by the related parties:

	2009	2008	2007
Ultimate Parent and Parent company:
Operating revenue	$137	$256	$139
Direct costs and operating expenses	4,484	4,535	3,908
Operating expenses recovered	(849)	(373)	(23)

Affiliated companies:
Operating revenue	9,680	10,013	22,164
Direct costs and operating expenses	51,841	51,942	60,590

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

21. Related party transactions (continued):

Management fee:

The Company pays annual management fees to the parent company for services rendered to the Company, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $25.1 million in 2009, $25.4 million in 2008, and $46.9 million in 2007. The agreement provides for an annual management fee to be agreed upon for the year 2010. In addition, the parent company is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

Operating transactions:

Under affiliation agreements for video-on-demand services, the Company paid fees to Groupe Archambault Inc. (“Archambault”), a company under common control, a subsidiary of Quebecor Media Inc. of $5.5 million and $13.3 million and received fees from Archambault of $0.8 million and $2.6 million for the years 2008 and 2007, respectively. These agreements ended on May 1, 2008, by the acquisition of the video-on-demand licence by the Company from Archambault for a total cash consideration of $0.8 million, charged to retained earnings.

Tax transactions:

In 2009, 2008 and 2007, the Company’s ultimate parent company, transferred $30.1 million, $104.9 million and $57.1 million, respectively, of non-capital tax losses to the Company in exchange for cash considerations of $6.3 million, $18.4 million and $12.8 million, respectively. These transactions were recorded at the exchange amounts. As a result, the Company recorded reductions of $14.0 million and $4.9 million to its income tax expense in 2009 and 2008, respectively, and expects to reduce its income tax expense by $2.7 million in the future.

On December 21, 2007, the Company’s ultimate parent company, transferred to CF Cable TV Inc., a wholly-owned subsidiary of the Company, $9.4 million of non-capital tax losses in exchange for a cash consideration of $2.1 million. This transaction was recorded at the exchange amount. As a result, CF Cable TV Inc. recorded a reduction of $0.8 million of its income tax expense in 2008.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

21. Related party transactions (continued):

World Color Press Inc. (a former affiliated company):

On January 21, 2008, World Color Press Inc. (“WCP” formerly Quebecor World Inc.”) and its U.S. subsidiaries were granted creditor protection under the Companies’ Creditors Arrangement Act in Canada. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. Since January 21, 2008, WCP is no longer a related company. Prior to this date, WCP outsourced its corporate information technology services which generated $3.0 million in revenues for the Company in 2008 ($9.8 million in 2007).

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

On December 1, 2009, the Company acquired fixed assets from Groupe TVA, a subsidiary of Quebecor Media Inc., for a total consideration of $0.10 million. This transaction was recorded at the carrying amount. As a result, the Company recorded fixed assets of a net book value of $0.03 million, and the difference between the cash consideration and the net book value, of $0.07 million was charged to retained earnings.

Subordinated loan:

On October 21, 2009, the Company contracted a subordinated loan of $820.0 million from Sun Media Corporation, a wholly-owned subsidiary of the parent company, bearing interest at a rate of 11.24%. On the same day, the Company invested the total proceeds of $820.0 million into 41 Class C non-voting preferred shares, of Sun Media Corporation, carrying a 11.25% annual fixed cumulative preferential dividend. On November 25, 2009, the Company repaid the $820.0 million subordinated loan and Sun Media Corporation redeemed the 41 Class C preferred shares for a total consideration of $820.0 million.

As a result of these tax consolidation transactions, Sun Media Corporation will receive a cash compensation of $2.6 million from the Company in exchange for the tax benefits transferred.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

22. Pension plans and postretirement benefits:

The Company and some of its subsidiaries maintain various defined benefit plans and defined contribution plans. The Company’s policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company’s numerous pension plans have been performed once at least in a three-year period. The last actuarial valuations were performed as of December 31, 2006, and the next required valuations will be performed within the next three years.

The Company provides postretirement benefits to eligible retired employees. The costs of these benefits, principally health care, are accounted for during the employee’s active service period.

The following tables provide a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2009 and 2008, along with a statement of funded status as of those dates:

	Pension benefits		Postretirement benefits
	2009	2008	2009	2008
Change in benefit obligations:
Benefit obligations, beginning of year	$71,551	$90,339	$7,161	$9,848
Service costs	2,565	5,348	231	347
Interest costs	5,704	5,313	538	548
Plan participants’ contributions	5,398	4,445	—	—
Actuarial loss (gain)	20,069	(29,230)	2,149	(3,468)
Benefits and settlement paid	(3,384)	(4,664)	(112)	(113)
Other	—	—	—	(1)

Benefit obligations, end of year	$101,903	$71,551	$9,967	$7,161

	Pension benefits		Postretirement benefits
	2009	2008	2009	2008
Change in plan assets:
Fair value of plan assets at beginning of year	$81,075	$91,247	$—	$—
Actual return on plan assets	15,090	(14,487)	—	—
Employer contributions	5,708	4,534	112	113
Plan participants contributions	5,398	4,445	—	—
Benefits and settlement paid	(3,384)	(4,664)	(112)	(113)

Fair value of plan assets at end of year	$103,887	$81,075	$—	$—

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

22. Pension plans and postretirement benefits (continued):

The defined benefit plan assets are comprised of:

	2009	2008

Equity securities	60.8%	50.0%
Debt securities	33.5%	39.3%
Other	5.8%	10.7%

As of December 31, 2009, plan assets included shares of the ultimate parent company representing an amount of $0.8 million ($0.5 million as at December 31, 2008).

	Pension benefits		Postretirement benefits
	2009	2008	2009	2008

Reconciliation of funded status:
Plan surplus (deficit)	$1,983	$9,524	$(9,797)	$(7,161)
Unrecognized actuarial loss (gain)	3,451	(7,537)	(831)	(844)
Unrecognized past service cost (benefit)	—	—	1,322	(898)

Net amount recognized	$5,434	$1,987	$(9,306)	$(8,903)

Included in the above benefits and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension benefits		Postretirement benefits
	2009	2008	2009	2008

Benefit obligations	$—	$—	$(9,797)	$(7,161)
Fair value of plan assets	—	—	—	—

Funded status – plan deficit	$—	$—	$(9,797)	$(7,161)

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

22. Pension plans and postretirement benefits (continued):

Amounts recognized in the consolidated balance sheets are as follows:

	Pension benefits		Postretirement benefits
	2009	2008	2009	2008

Deferred pension charges	$3,171	$3,034	$(124)	$(119)
Accrued benefit asset (liability)	2,263	(1,047)	(9,182)	(8,784)

Net amount recognized	$5,434	$1,987	$(9,306)	$(8,903)

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2009	2008	2007	2009	2008	2007

Service costs	$2,565	$5,348	$6,217	$231	$347	$375
Interest costs	5,704	5,313	4,730	538	548	504
Actual return on plan assets	(15,090)	14,487	(1,084)	—	—	—
Current actuarial loss (gain)	20,069	(29,230)	(6,574)	2,149	(3,468)	(855)

Elements of net benefit costs before adjustments to recognize the long-term nature and valuation allowance	13,248	(4,082)	3,289	2,918	(2,573)	24
Difference between actual and expected return on plan assets	9,158	(21,188)	(5,311)	—	—	—
Deferral of current actuarial (loss) gain	(20,069)	29,230	6,574	(2,149)	3,468	855
Amortization of previously deferred actuarial (loss) gain	(77)	62	62	(17)	94	141
Other	—	—	—	(67)	(67)	(67)

Total adjustments to recognize the long-term nature of benefit costs	(10,988)	8,104	1,325	(2,233)	3,495	929

Net benefit costs	$2,260	$4,022	$4,614	$685	$922	$953

The expense related to defined contribution pension plans amounts to $6.2 million in 2009 ($5.7 million in 2008 and $5.2 million in 2007).

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

22. Pension plans and postretirement benefits (continued):

The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, totaled $8.4 million for the year ended December 31, 2009 ($9.7 million in 2008 and $9.8 million in 2007).

The weighted average rates used in measuring the Company’s benefit obligations as at December 31, 2009, 2008 and 2007 and current periodic costs are as follows:

		2009	2008	2007

Benefit obligations:

Rates as of year-end:
Discount rate	%	6.25%	7.50%	5.50
Rate of compensation increase		3.75	3.75	3.75

Current periodic costs:

Rates as of preceding year-end:
Discount rate	%	7.50%	5.50%	5.00
Expected return on plan assets [1]		7.00	7.25	7.25
Rate of compensation increase		3.75	3.75	3.50

[1]	After management and professional fees.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 9.0% at the end of 2009. The cost, as per an estimate, is expected to decrease gradually for the next nine years to 5.0% and remain at that level thereafter.

A one-percentage point change in the assumed health care cost trend would have the following effects:

		Postretirement benefits
Sensitivity analysis	1% Increase	1% Decrease

Effect on benefit cost	$4	$(3)
Effect on benefit obligations	48	(36)

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

23. Significant differences between GAAP in Canada and the United States:

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements of income, comprehensive income and balance sheets:

(a) Consolidated statements of income

	2009	2008	2007
		(restated, note 1(b) and note 23 (ix))	(restated, note 1(b) and note 23 (ix))

Net income as per Canadian GAAP	$596,897	$396,877	$326,627

Non-controlling interest as per Canadian GAAP (viii)	102	148	173

Adjustments:
Push-down basis of accounting (i)	(10,409)	(10,607)	(5,249)
Change in the fair value and ineffective portion of derivative financial instruments (iv)	(23,310)	(5,432)	5,006
Share-based compensation (v)	(4,000)	1,800	(1,900)
Rental costs (vi)	(1,803)	—	—
Income taxes (vii)	(3,641)	(7,600)	(767)
Other	23	—	—

	(43,140)	(21,839)	(2,910)

Net income as adjusted per U.S. GAAP	$553,859	$375,186	$323,890

Attributable to (viii):
Equity shareholders	$553,757	$375,038	$323,717
Non-controlling interest	102	148	173

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

23. Significant differences between GAAP in Canada and the United States (continued):

(b) Consolidated statements of comprehensive income

	2009	2008	2007
		(restated, note 1(b) and note 23 (ix))	(restated, note 1(b) and note 23 (ix))

Comprehensive income as per Canadian GAAP	$601,163	$377,081	$341,771

Non-controlling interest as per Canadian GAAP (viii)	102	148	173

Adjustments to net income as per (a) above	(43,140)	(21,839)	(2,910)

Adjustments to other comprehensive income:
Pension and postretirement benefits (iii)	(13,222)	11,598	2,254
Derivative financial instruments (iv)	(3,029)	4,674	302
Income taxes (vii)	3,235	(3,705)	(851)

	(13,016)	12,567	1,705

Comprehensive income as per U.S. GAAP	$545,109	$367,957	$340,739

Attributable to (viii):
Equity shareholders	$545,007	$367,809	$340,566
Non-controlling interest	102	148	173

Accumulated other comprehensive loss as at December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007

Accumulated comprehensive loss as per Canadian GAAP	$(22,832)	$(27,098)	$(7,302)

Adjustments:
Pension and postretirement benefits (iii)	(3,863)	9,359	(2,239)
Derivative financial instruments (iv)	1,947	4,976	302
Income taxes (vii)	12	(3,223)	482

	(1,904)	11,112	(1,455)

Accumulated other comprehensive loss as per U.S. GAAP	$(24,736)	$(15,986)	$(8,757)

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

23. Significant differences between GAAP in Canada and the United States (continued):

(c) Consolidated Shareholder’s Equity

	2009	2008
		(restated, note 1(b) and note 23 (ix))

Shareholder’s equity based on Canadian GAAP	$701,269	$403,176

Cumulative adjustments:
Push-down basis of accounting (i)	4,471,996	4,479,048
Goodwill impairment (ii)	(2,279,984)	(2,276,627)
Pension and postretirement benefits (iii)	(3,863)	9,359
Derivative financial instruments and hedging accounting (iv)	(22,145)	4,194
Share-based compensation (v)	(5,000)	(1,000)
Rental costs (vi)	(1,803)	—
Income taxes (vii)	10,754	8,451
Other	—	(23)

Shareholder’s equity based on U.S. GAAP	$2,871,224	$2,626,578

On September 30, 2009, the Company adopted Accounting Standards Update (“ASU”) No. 2009-01, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, previously issued as Statement of Financial Accounting Standard No. 168. The Codification is approved as the single source of authoritative non-governmental U.S. GAAP which does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. Although the implementation of this update did not have an impact on the reconciliations contained herein, the references below now reflect the new codification.

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

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

23. Significant differences between GAAP in Canada and the United States (continued):

As at December 31, 2009, the push-down resulted in an increase in fixed assets of $74.0 million, an increase in goodwill of $2,138.5 million, an increase in future income tax liability of $20.5 million, an increase in contributed surplus of $4,577.0 million, an increase in the deficit of $2,385.0 million.

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

(iii) Pension and postretirement benefits:

Under U.S. GAAP, SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, now contained in Codification Topic 715, Compensation – Retirement Benefits, requires the recognition of the over- or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive income (loss).

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

(iv) Derivative financial instruments and hedging accounting:

Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, now contained in Codification Topic 825, Derivatives and Hedging.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

23. Significant differences between GAAP in Canada and the United States (continued):

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

(v) Stock-based compensation:

Under U.S. GAAP, in accordance with SFAS 123(R), Share-Based Payment, now contained in Codification Topic 718, Compensation – Stock Compensation, the liability related to stock-based awards that calls for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of the fair values.

(vi) Rental costs:

Under U.S. GAAP, FSP FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period, now contained in Codification Topic 840, Leases, requires that rental costs relating to an operating lease be expensed as they are incurred during the construction period of an asset. Under Canadian GAAP, such rent expenses can be capitalized to the cost of an item of fixed asset being constructed until this item is substantially completed and ready for productive use.

(vii) Income taxes:

Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP measurement is based on enacted tax rates.

Furthermore, under U.S. GAAP, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of SFAS 109, Accounting for Income Taxes, now contained in Codification Topic 740, Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under Canadian GAAP, there is no such interpretation and, therefore, the reserve related to income tax contingencies is not based on the same level of likelihood as that prescribed by FIN 48.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

23. Significant differences between GAAP in Canada and the United States (continued):

In 2009, 2008 and 2007, the Company and a subsidiary entered into tax consolidation transactions with a parent company by which tax losses have been transferred between the parties. Under Canadian GAAP, those transactions resulted in the recognition of a deferred credit, included in accounts payable and accrued charges, of $2.7 million, $14.0 million, and $5.7 million, respectively. Under U.S. GAAP, since those transactions are related to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid is recognized in contributed surplus.

(viii) Business combinations and non-controlling interest:

As of January 1, 2009 the Company adopted SFAS 141R, Business Combinations, and SFAS 160, Non-controlling Interests in its consolidated financial statements.

The provisions of SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after December 31, 2008. SFAS 141R establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this Section has not yet created a difference between Canadian and U.S. GAAP.

The new rules under SFAS 160 establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. SFAS 160 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. The new presentation applies retroactively and U.S. GAAP prior period figures have been restated.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

23. Significant differences between GAAP in Canada and the United States (continued):

(ix) Development and pre-operating costs:

As a result of the adoption of CICA Section 3064 (note 1(b)), the accounting rules related to start-up costs have been harmonized with U.S. GAAP and accordingly, a U.S. GAAP adjustment in connection with these costs is no longer required. The prior period U.S. GAAP adjustment has been restated since the new rules under Canadian GAAP were applied retroactively with restatement of prior period figures.

(x) Fair value measurements:

On January 1, 2009, the Company adopted the provisions of SFAS 157, Fair Value Measurements, now contained in Codification Topic 820, Fair Value Measurements and Disclosures, related to the guidance for using fair value to measure certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption had no impact on its consolidated financial statements.

(xi) Conversion of contributed surplus:

During the second quarter of 2009, the Company eliminated its deficit by converting $496.0 million of contributed surplus. Under Canadian GAAP, this transaction was permitted by obtaining the proper authorization from the parent company. Under U.S. GAAP, the Company did not meet the requirements set forth by the SEC’s “Quasi-Reorganization” SAB 5-S; hence, the transaction was not allowed under U.S. GAAP.

(xii) Guaranteed debt:

The consolidated information below has been presented in accordance with the requirements of the Securities and Exchange Commission for guarantor financial statements.

The Company’s Senior Notes due 2014, 2015 and 2018 described in note 14 are guaranteed by specific subsidiaries of the Company (the “Subsidiary Guarantors”). The accompanying condensed consolidated financial information as at December 31, 2009 and 2008 and for the years ended 2009, 2008 and 2007 has been prepared in accordance with U.S. GAAP. The information under the column headed “Subsidiary Guarantors” is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed “Videotron Ltd.”. Each Subsidiary Guarantor is wholly-owned by the Company. All guarantees are full and unconditional and joint and several (to the extent permitted by applicable law).

The subsidiaries included under the column “Subsidiary Guarantors” are CF Cable TV Inc., Videotron US Inc., 7215924 Canada Inc., and Le SuperClub Vidéotron Ltée, and its subsidiary, Groupe de Divertissement SuperClub Inc. (9193-2962 Québec Inc. in 2008).

The “Subsidiary Non-Guarantors” is SETTE Inc.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

23. Significant differences between GAAP in Canada and the United States (continued):

Consolidated Statement of Income

In accordance with United States GAAP

For the year ended December 31, 2009

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated

Revenues	$1,739,019	$264,491	$8,383	$(1,369)	$2,010,524
Direct costs and operating expenses	897,396	141,091	6,254	(1,369)	1,043,372
Amortization	220,458	30,748	1,239	(292)	252,153
Financial expenses	79,914	337	(14)	—	80,237
(Gain) on valuation and translation of financial instruments	(20,750)	—	—	—	(20,750)
Write-down of goodwill	—	3,357	—	—	3,357
Other	—	(2,057)	—	—	(2,057)

Income before the undernoted	562,001	91,015	904	292	654,212
Income taxes	91,084	9,011	258	—	100,353

	470,917	82,004	646	292	553,859
Equity income from subsidiaries	82,840	143	—	(82,983)	—
Non-controlling interest	—	—	—	(102)	(102)

Net income (loss)	$553,757	$82,147	$646	$(82,793)	$553,757

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

23. Significant differences between GAAP in Canada and the United States (continued):

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2009

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated

Cash flows related to operating activities:
Net income (loss)	$553,757	$82,147	$646	$(82,793)	$553,757
Adjustments for:
Amortization of fixed assets	205,916	30,427	1,239	(292)	237,290
Amortization of intangible and other assets	14,542	321	—	—	14,863
Impairment of goodwill	—	3,357	—	—	3,357
Gain on valuation and translation financial instruments	(20,750)	—	—	—	(20,750)
Amortization of financing costs and debt premium or discount	2,099	—	—	—	2,099
Future income taxes	90,436	3,954	(467)	—	93,923
Equity income from subsidiaries	(82,840)	(143)	—	82,983	—
Other	1,059	(2,239)	1,846	102	768
Net change in non-cash balances related to operating activities	15,104	(13,860)	52	—	1,296

	779,323	103,964	3,316	—	886,603
Cash flows related to investing activities:
Additions to fixed assets	(388,991)	(42,258)	(1,045)	—	(432,294)
Additions to tangible assets	(89,607)	(146)	—	—	(89,753)
Disposal of preferred shares of a company under common control	500,000	295,000	—	—	795,000
Increase in temporary investments	(29,300)	—	(700)	—	(30,000)
Acquisition of tax deductions from the ultimate parent company	(6,305)	—	—	—	(6,305)
Dividends	89,000	(22,000)	—	(67,000)	—
Other	1,899	11,338	—	—	13,237

	76,696	241,934	(1,745)	(67,000)	249,885
Cash flows related to financing activities:
Net change in bank indebtedness	(6,547)	—	—	2,934	(3,613)
Net change under bank credit facility	(207,670)	—	—	—	(207,670)
Issuance of long-term debt, net of financing costs	325,544	—	—	—	325,544
Repayment of subordinated loan from parent company	(500,000)	(295,000)	—	—	(795,000)
Dividends	(303,000)	(67,000)	—	67,000	(303,000)
Advance (from) to an affiliated company	(15,569)	15,569	—	—	—
Other	(1,661)	221	(1,000)	—	(2,440)

	(708,903)	(346,210)	(1,000)	69,934	(986,179)

Net change in cash and cash equivalents	147,116	(312)	571	2,934	150,309
Cash and cash equivalents, beginning of year	—	1,978	956	(2,934)	—

Cash and cash equivalents, end of year	$147,116	$1,666	$1,527	$—	$150,309

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

23. Significant differences between GAAP in Canada and the United States (continued):

Consolidated Balance Sheet

In accordance with United States GAAP

As of December 31, 2009

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated

Assets
Current assets:
Cash and cash equivalents	$147,116	$1,666	$1,527	$—	$150,309
Temporary investments	29,300	—	700	—	30,000
Accounts receivable	176,005	9,088	633	—	185,726
Amounts receivable from affiliated companies	40,653	5,338	1,110	(32,419)	14,682
Income taxes	229	—	—	26	255
Inventories and prepaid expenses	47,535	1,487	132	—	49,154
Future income taxes	12,663	987	—	—	13,650

	453,501	18,566	4,102	(32,393)	443,776

Investments	1,144,283	1,380	—	114,337	1,260,000
Fixed assets	1,572,877	271,270	3,164	—	1,847,311
Intangible assets	731,191	753	—	—	731,944
Derivative financial instruments	3,077	—	—	—	3,077
Other assets	921,004	2,578	—	(909,233)	14,349
Future income taxes	—	756	103	—	859
Goodwill	1,903,755	433,376	—	233,711	2,570,842

	$6,729,688	$728,679	$7,369	$(593,578)	$6,872,158

Liabilities and Shareholder’s Equity
Current liabilities:
Bank indebtedness	$—	$—	$—	$—	$—
Accounts payable and accrued charges	358,865	31,227	717	(57)	390,752
Amounts payable to affiliated companies	16,529	37,346	—	(32,362)	21,513
Deferred revenue	132,861	45,130	16	—	178,007
Income taxes	37	4,445	379	26	4,887

	508,292	118,148	1,112	(32,393)	595,159

Long-term debt	1,614,666	—	—	—	1,614,666
Subordinated loan to parent company	1,260,000	—	—	—	1,260,000
Derivative financial instruments	232,469	—	—	—	232,469
Future income taxes	228,125	54,552	—	—	282,677
Other liabilities	14,912	60	—	991	15,963

	3,858,464	172,760	1,112	(31,402)	4,000,934

Shareholder’s Equity:
Capital stock	1	147,180	25	(147,205)	1
Contributed surplus	5,121,062	792,495	488	(792,983)	5,121,062
(Deficit) retained earnings	(2,225,103)	(382,388)	5,744	376,644	(2,225,103)
Accumulated other comprehensive loss	(24,736)	(1,368)	—	1,368	(24,736)

	2,871,224	555,919	6,257	(562,176)	2,871,224

	$6,729,688	$728,679	$7,369	$(593,578)	$6,872,158

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

23. Significant differences between GAAP in Canada and the United States (continued):

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

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

23. Significant differences between GAAP in Canada and the United States (continued):

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2008

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated
Cash flows related to operating activities:
Net income (loss)	$375,038	$53,931	$933	$(54,864)	$375,038
Adjustments for:
Amortization of fixed assets	185,819	30,234	1,207	(33)	217,227
Amortization of intangible and other assets	8,178	182	—	—	8,360
Impairment of goodwill	—	2,000	—	—	2,000
Loss on valuation and translation financial instruments	25,109	—	—	—	25,109
Amortization of financing costs and debt premium or discount	1,623	—	—	—	1,623
Future income taxes	67,335	8,958	(71)	—	76,222
Equity income from subsidiaries	(54,543)	(206)	—	54,749	—
Other	199	(1,094)	30	148	(717)
Net change in non-cash balances related to operating activities	3,090	4,454	(144)	(3)	7,397

	611,848	98,459	1,955	(3)	712,259
Cash flows related to investing activities:
Additions to fixed assets	(317,178)	(39,504)	(1,256)	—	(357,938)
Additions to intangible assets	(60,123)	(60)	—	—	(60,183)
Acquisition of shares of a company under common control	110,000	(170,000)	—	—	(60,000)
Acquisition of a company under common control	(554,564)	(554,549)	—	554,564	(554,549)
Acquisition of tax deductions from the ultimate parent company	(18,378)	—	—	—	(18,378)
Dividends	110,000	—	—	(110,000)	—
Other	517	5,474	(300)	1,412	7,103

	(729,726)	(758,639)	(1,556)	445,976	(1,043,945)
Cash flows related to financing activities:
Net change in bank indebtedness	(3,831)	—	—	(2,061)	(5,892)
Net change under bank credit facility	59,949	—	—	—	59,949
Issuance of long-term debt, net of financing costs	447,629	—	—	—	447,629
(Repayment) issuance of subordinated loan from parent company	(110,000)	170,000	—	—	60,000
Issuance of shares	—	556,919	—	(556,919)	—
Dividends	(110,000)	(22,944)	—	22,944	(110,000)
Reduction in paid-up capital	(120,000)	(88,000)	—	88,000	(120,000)
Advance (from) to an affiliated company	(45,869)	45,869	—	—	—

	117,878	661,844	—	(448,036)	331,686

Net change in cash and cash equivalents	—	1,664	399	(2,063)	—
Cash and cash equivalents, beginning of year	—	314	557	(871)	—

Cash and cash equivalents, end of year	$—	$1,978	$956	$(2,934)	$—

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

23. Significant differences between GAAP in Canada and the United States (continued):

Consolidated Balance Sheet

In accordance with United States GAAP

As of December 31, 2008

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated
	(restated, note 1(b) and note 23 (ix))
Assets
Current assets:
Cash and cash equivalents	$—	$1,978	$956	$(2,934)	$—
Accounts receivable	154,145	9,359	871	—	164,375
Amounts receivable from affiliated companies	145,053	110,456	1,065	(240,963)	15,611
Income taxes	163	—	—	26	189
Inventories and prepaid expenses	55,873	4,128	51	—	60,052
Future income taxes	34,884	1,367	—	—	36,251

	390,118	127,288	2,943	(243,871)	276,478

Investments	1,758,542	296,458	—	—	2,055,000
Fixed assets	1,351,334	261,693	5,326	(292)	1,618,061
Intangible assets	645,744	749	—	—	646,493
Future income taxes	—	1,038	—	—	1,038
Derivative financial instruments	124,187	—	—	—	124,187
Other assets	810,737	560,654	—	(1,356,642)	14,749
Goodwill	1,903,756	438,236	—	233,711	2,575,703

	$6,984,418	$1,686,116	$8,269	$(1,367,094)	$7,311,709

Liabilities and Shareholder’s Equity
Current liabilities:
Bank indebtedness	$6,547	$—	$—	$(2,934)	$3,613
Accounts payable and accrued charges	280,729	47,135	973	(137)	328,700
Amounts payable to affiliated companies	128,103	132,063	13	(240,821)	19,358
Deferred revenue	123,087	41,692	—	—	164,779
Income taxes	(16)	998	309	26	1,317

	538,450	221,888	1,295	(243,866)	517,767

Long-term debt	1,804,003	—	—	—	1,804,003
Subordinated loan to parent company	1,760,000	295,000	—	—	2,055,000
Derivative financial instruments	45,688	—	—	—	45,688
Future income taxes	198,615	51,358	363	—	250,336
Other liabilities	11,084	206	—	1,047	12,337

	4,357,840	568,452	1,658	(242,819)	4,685,131
Shareholder’s Equity:
Capital stock	1	701,735	25	(701,760)	1
Contributed surplus	5,118,353	792,495	488	(792,983)	5,118,353
(Deficit) retained earnings	(2,475,790)	(375,534)	6,098	369,436	(2,475,790)
Accumulated other comprehensive loss	(15,986)	(1,032)	—	1,032	(15,986)

	2,626,578	1,117,664	6,611	(1,124,275)	2,626,578

	$6,984,418	$1,686,116	$8,269	$(1,367,094)	$7,311,709

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

23. Significant differences between GAAP in Canada and the United States (continued):

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

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

23. Significant differences between GAAP in Canada and the United States (continued):

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2007

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated

Cash flows related to operating activities:
Net income (loss)	$323,717	$36,255	$1,083	$(37,338)	$323,717
Adjustments:
Amortization of fixed assets	179,840	28,031	1,164	(33)	209.002
Amortization of intangible and other assets	7,532	177	—	—	7,709
Impairment of goodwill	—	5,425	—	—	5,425
Gain on valuation and translation financial instruments	(15,516)	—	—	—	(15,516)
Amortization of financing costs and debt premium or discount	441	—	—	—	441
Future income taxes	29,228	2,932	90	—	32,250
Equity income from subsidiaries	(29,865)	(241)	—	30,106	—
Other	3,533	777	77	173	4,560
Net change in non-cash balances related to operating activities	(17,234)	4,190	(98)	(1,917)	(15,059)

	481,676	77,546	2,316	(9,009)	552,529
Cash flows related to investing activities:
Additions to fixed assets	(270,889)	(36,340)	(3,032)	1,917	(308,344)
Additions to intangible assets	(21,652)	(79)	—	—	(21,731)
Acquisition of shares of a company under common control	(1,870,000)	(125,000)	—	—	(1,995,000)
Acquisition of tax deductions from the ultimate parent company	(12,763)	(2,100)	—	—	(14,863)
Decrease in temporary investments	—	—	987	—	987
Net change in investment in a subsidiary	330,733	—	—	(330,733)	—
Dividends	4,000	(4,000)	—	—	—
Advance from (to) an affiliated company	65,000	(65,000)	—	—	—
Other	2,125	(945)	1	—	1,181

	(1,773,446)	(233,464)	(2,044)	(328,816)	(2,337,770)
Cash flows related to financing activities:
Net change in bank indebtedness	(8,489)	—	—	(476)	(8,965)
Net borrowings under bank credit facility	98,721	—	—	—	98,721
Subordinated loan from parent company	1,870,000	125,000	—	—	1,995,000
Repayment of subordinated loan to parent company	—	(25,969)	—	25,969	—
Reduction in paid-up capital	(299,550)	(145,816)	—	145,816	(299,550)
Redemption of shares	(65,000)	65,000	—	—	—
Dividends	(7,092)	(158,948)	—	166,040	—
Advance (from) to an affiliated company	(296,855)	296,855	—	—	—
Other	35	—	—	—	35

	1,291,770	156,122	—	337,349	1,785,241

Net change in cash and cash equivalents	—	204	272	(476)	—
Cash and cash equivalents, beginning of year	—	110	285	(395)	—

Cash and cash equivalents, end of year	$—	$314	$557	$(871)	$—

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2009, 2008 and 2007

(tabular amounts are in thousands of Canadian dollars)

24. Subsequent events:

(a) Dividends

In January and March 2010, the Company paid dividends to its parent company, Quebecor Media Inc., for total cash distributions of $250.0 million.

(b) Canadian Senior Notes

On January 13, 2010, the Company issued $300.0 million in aggregate principal amount of Senior Notes for net proceeds of $293.9 million, net of financing fees of $6.1 million. The Senior Notes bear interest at 7.125% payable every six months on June 15 and December 15, and will mature on January 15, 2020. These notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions, and are unsecured. These Senior Notes are guaranteed by specific subsidiaries of the Company. These notes are redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2015, at a decreasing premium.