Form 20-F
period 2010-12-31
VIDEOTRON LTEE
filed 2011-03-22
CIK 890746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

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

Province of Quebec, Canada

(Jurisdiction of incorporation or organization)

612 St. Jacques Street

Montréal, Quebec, Canada H3C 4M8

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

2,516,829 Class “A” Common Shares

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

    ☒    Yes         ☐    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☐	Other ☒
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

    ☒    Item 17    ☐    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐    Yes                     ☒    No

EXPLANATORY NOTES

All references in this annual report to “Videotron” or “our company”, as well as the use of the terms “we”, “us”, “our” or similar terms, are references to Videotron Ltd. and, unless the context otherwise requires, its consolidated subsidiaries. All references in this annual report to “Quebecor Media” are to our parent company Quebecor Media Inc., all references to “TVA Group” are to TVA Group Inc., a subsidiary of Quebecor Media, and all references to “Quebecor” are to Quebecor Inc., the majority shareholder of Quebecor Media. In this annual report, all references to the “CRTC” are references to The Canadian Radio-television and Telecommunications Commission.

All references in this annual report to our “Senior Notes” are to, collectively, our issued and outstanding 6 7/8% Senior Notes due January 15, 2014, our 6 3/8% Senior Notes due December 15, 2015, our 9 1/8% Senior Notes due April 15, 2018 and our 7 1/8% Senior Notes due January 15, 2020.

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

We use certain financial measures that are not calculated in accordance with Canadian GAAP or U.S. GAAP to assess our financial performance. We use these non-GAAP financial measures, such as operating income and average monthly revenue per user, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies. We provide a definition of operating income and of average monthly revenue per user under “Item 5. Operating and Financial Review and Prospects – Non-GAAP Financial Measures”. We also provide a definition of operating income, and a reconciliation of operating income to the most directly comparable financial measure under Canadian GAAP and under U.S. GAAP in footnote 6 to the tables under “Item 3. Key Information – A. Selected Financial Data”.

In this annual report, we also use the measure long-term debt, excluding QMI subordinated loans, as a supplemental measure of our indebtedness. Long-term debt, excluding QMI subordinated loans, is not a measure that is required by or recognized under Canadian GAAP or U.S. GAAP. We define long-term debt, excluding QMI subordinated loans, as our long-term debt excluding subordinated loans that we enter into with our parent, Quebecor Media. Long-term debt does not include the carrying value of liabilities related to derivative financial instruments. We believe that long-term debt, excluding QMI subordinated loans, is, from the perspective of a holder of our Senior Notes, a meaningful measure of our long-term debt because the QMI subordinated loans are subordinated in right of payment to the prior payment in full of our senior indebtedness, including the Senior Notes, and because the proceeds of our QMI subordinated loans were invested in retractable preferred shares of Quebecor Media as part of back-to-back transactions to reduce our income tax obligations. Long-term debt, excluding QMI subordinated loans, is not intended to be, and should not be, regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with Canadian GAAP or U.S. GAAP. We provide a reconciliation of long-term debt, excluding QMI subordinated loans, to long-term debt under Canadian GAAP and U.S. GAAP in footnote 5 under “Item 3. Key Information – Selected Financial Data”.

Unless otherwise indicated, information provided in this annual report, including all operating data, is as of
December 31, 2010.

INDUSTRY AND MARKET DATA

Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the CRTC, as a source of Canadian data, and NCTA, A.C. Nielsen Media Research and Kagan Research LLC, as sources of U.S. data. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Penetration and market share data contained in this annual report is generally based on sources published in the fourth quarter of 2010.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period noon rates published by the Bank of Canada. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the rates published by the Bank of Canada for Canadian dollars per US$1.00. On March 15, 2011, the noon rate was Cdn$1.00 equals US$1.0173. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate. You should note that the rates set forth below may differ from the actual rates used in our accounting processes and in the preparation of our consolidated financial statements.

Year Ended:	Average(1)	High	Low	Period End

December 31, 2010	0.9709	1.0054	0.9278	1.0054
December 31, 2009	0.8757	0.9716	0.7692	0.9555
December 31, 2008	0.9381	1.0289	0.7711	0.8166
December 31, 2007	0.9304	1.0905	0.8437	1.0120
December 31, 2006	0.8818	0.9099	0.8528	0.8581

Month Ended:	Average(2)	High	Low	Period End

March 2011 (through March 15, 2011)	1.0268	1.0324	1.0173	1.0173
February 28, 2011	1.0126	1.0268	1.0045	1.0268
January 31, 2011	1.0062	1.0140	0.9978	0.9978
December 31, 2010	0.9923	1.0054	0.9825	1.0054
November 30, 2010	0.9874	0.9987	0.9743	0.9743
October 31, 2010	0.9825	0.9970	0.9690	0.9866
September 30, 2010	0.9680	0.9783	0.9560	0.9711

(1) The	average of the exchange rates for all days during the applicable year.
(2) The	average of the exchange rates for all days during the applicable month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue rolling-out and developing our new 3G+ network and facilities-based mobile offering;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

•

unanticipated higher capital spending required in the deployment of our 3G+ network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

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

The following table presents selected consolidated financial information for our business for each of the years 2006 through 2010. We derived this selected financial information from our consolidated financial statements. Our consolidated balance sheets as at December 31, 2010 and 2009 and consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2010 are included in this annual report. The information presented below the caption “Operating Data” is not derived from our consolidated financial statements and is unaudited. The information presented below the caption “Other Financial Data” is unaudited except for cash flows and capital expenditures for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, which have been derived from our consolidated financial statements. The selected historical financial data presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto contained in “Item 17. Financial Statements” of this annual report (beginning on page F-1). Our historical results are not necessarily indicative of our future financial condition or results of operations.

Our consolidated financial statements as at December 31, 2010, 2009 and 2008 and for the years ended December 31, 2010, 2009 and 2008 have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on these consolidated financial statements (other than our consolidated balance sheets as at December 31, 2008) is included in this annual report. Our consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007 and 2006 have been audited by KPMG LLP, an independent registered public accounting firm (such audit before the effects of the adjustments to retrospectively apply the change in accounting described in Note 1(b) and Note 23(viii) to the audited financial statements included in Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009). KPMG LLP’s report is not included in this annual report.

Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they relate to our consolidated financial statements, see Note 23 to our audited consolidated financial statements contained in “Item 17. Financial Statements” of this annual report.

	Year Ended December 31
	2010	2009	2008	2007(1)	2006
AMOUNTS UNDER CANADIAN GAAP	(dollars in thousands)
Consolidated Statement of Income Data:
Operating revenues:
Cable television	$950,590	$875,550	$809,891	$735,832	$677,273
Internet	644,283	574,180	499,627	422,448	345,075
Cable telephony	409,858	353,773	286,063	195,477	107,357
Mobile telephony	53,167	41,422	31,630	17,717	1,208
Business solutions	59,803	58,326	63,592	70,189	74,352
Equipment sales	59,893	57,394	49,014	43,988	42,954
Video stores	23,262	31,512	57,015	59,956	55,585
Other	8,161	9,003	7,374	6,999	5,791

Total operating revenues	2,209,017	2,001,160	1,804,206	1,552,606	1,309,595

Cost of sales and operating expenses	1,173,138	1,028,228	1,006,325	910,317	799,665
Amortization	294,200	241,164	213,043	204,167	183,791
Financial expenses(2)(3)	117,931	80,237	95,920	77,562	81,779
(Gain) loss on valuation and translation of financial instruments	(24,373)	(44,060)	19,677	(10,510)	(2,193)
Restructuring expenses and other special items	21,380	(2,057)	(1,414)	5,425	—
Income taxes expense (recovery)	112,241	100,649	73,630	38,845	63,778
Non-controlling interest in a subsidiary	244	102	148	173	86

Net income	$514,256	$596,897	$396,877	$326,627	$182,689

Consolidated Balance Sheet Data (at year end):
Cash and cash equivalents	$96,335	$150,309	$—	$—	$—
Total assets	5,585,573	4,690,609	5,105,279	4,150,158	1,983,893
Long-term debt, excluding QMI subordinated loans(4)(5)	1,786,076	1,592,321	1,807,997	950,988	1,021,170
QMI subordinated loans(4)(5)	1,630,000	1,260,000	2,055,000	1,995,000	—
Share capital	3,401	1	1	46,177	345,727
Shareholder’s equity	800,618	701,269	403,176	257,197	246,733
Cash dividends declared and reductions of paid-up capital	437,000	303,000	230,000	299,550	118,749

Year Ended December 31
2010	2009	2008	2007(1)	2006
(dollars in thousands, except ARPU, margin, penetration and ratio)
Other Financial Data
Operating income(6)	$1,035,879	$972,932	$797,881	$642,289	$509,930
Operating income margin(6)	46.9%	48.6%	44.2%	41.4%	39.0%
Cash flows from operating activities	816,737	888,383	712,259	552,529	437,841
Cash flows provided (used) by investing activities	(1,097,307)	248,105	(1,043,945)	(2,337,770)	(262,323)
Cash flows provided by (used in) financing activities	226,596	(986,179)	331,686	1,785,241	(202,217)
Capital expenditures(7)	758,652	523,850	418,121	330,075	302,629
Ratio of earnings to fixed charges(8)	4.0	x	4.8	x	4.5	x	5.2	x	3.9	x

Operating Data (unaudited):
Homes passed(9)	2,612,406	2,575,315	2,542,859	2,497,403	2,457,213
Basic cable customers(10)	1,811,570	1,777,025	1,715,616	1,638,097	1,572,411
Basic cable penetration(11)	69.3%	69.0%	67.5%	65.6%	64.0%
Digital customers	1,219,599	1,084,100	927,322	768,211	623,646
Digital penetration(12)	67.3%	61.0%	54.1%	46.9%	39.7%
Cable Internet customers	1,252,104	1,170,570	1,063,847	932,989	791,966
Cable Internet penetration(11)	47.9%	45.5%	41.8%	37.4%	32.2%
Mobile high-speed Internet	2,319	—	—	—	—
Cable telephony customers	1,114,294	1,014,038	851,987	636,352	397,830
Cable telephony penetration(11)	42.7%	39.4%	33.5%	25.5%	16.2%
Mobile telephony lines	136,111	82,813	63,402	45,077	11,826
ARPU(13)	$95.73	$88.21	$81.17	$71.52	$61.43

	Year Ended December 31
	2010	2009	2008	2007	2006
AMOUNTS UNDER U.S. GAAP	(dollars in thousands)
Consolidated Statement of Income Data:
Operating revenues:
Cable television	$950,577	$878,903	$810,131	$736,179	$677,970
Internet	646,304	575,818	499,712	422,585	345,112
Cable telephony	414,503	358,146	286,195	195,587	109,293
Mobile telephony	53,167	41,422	31,630	17,717	1,208
Business solutions	59,803	58,326	63,592	70,189	74,352
Equipment sales	59,893	57,394	49,014	43,988	42,954
Video stores	23,262	31,512	57,015	59,956	55,585
Other	8,161	9,003	7,374	6,999	5,791

Total operating revenues	2,215,670	2,010,524	1,804,663	1,553,200	1,312,265

Cost of sales and operating expenses	1,187,366	1,043,372	1,004,982	912,811	803,235
Amortization	306,939	252,153	225,587	216,711	196,335
Financial expenses(2)(3)	117,931	80,237	90,924	76,147	81,779
(Gain) loss on valuation and translation of financial instruments	(6,837)	(20,750)	30,105	(14,101)	5,992
Impairment of goodwill and other items	21,380	1,300	586	5,425	—
Income taxes expenses (recovery)	104,037	100,353	77,293	32,317	56,073
Non-controlling interest in a subsidiary	244	102	148	173	86

Net income	$484,610	$553,757	$375,038	$323,717	$168,765

Consolidated Balance Sheet Data (at year end):
Cash and cash equivalents	$96,335	$150,309	$—	$—	$—
Total assets	7,728,336	6,872,158	7,311,709	6,371,695	4,222,810
Long-term debt, excluding QMI subordinated loans(4)(5)	1,827,904	1,614,666	1,804,003	946,236	1,007,557
QMI subordinated loans(4)(5)	1,630,000	1,260,000	2,055,000	1,995,000	—
Share capital	3,401	1	1	46,177	345,727
Shareholder’s equity	2,919,366	2,871,224	2,626,578	2,475,853	2,429,137
Cash dividends declared and reductions of paid-up capital	437,000	303,000	230,000	299,550	118,749

	Year Ended December 31
	2010		2009		2008		2007		2006
	(dollars in thousands, except margin and ratio)
Other Financial Data
Operating income(6)	$1,028,304		$967,152		$799,681		$640,389		$509,030
Operating income margin(6)	46.4%		48.1%		44.3%		41.2%		38.8%
Cash flows from operating activities	808,362		886,603		712,259		552,529		437,841
Cash flows provided by (used in) investing activities	(1,088,932)		249,885		(1,043,945)		(2,337,770)		(262,323)
Cash flows from (used in) financing activities	226,596		(986,179)		331,686		1,785,241		(202,217)
Capital expenditures(7)	750,277		522,047		418,121		330,075		302,629
Ratio of earnings to fixed charges(8)	3.9	x	4.8	x	4.4	x	5.1	x	3.6	x

(1)

Effective January 1, 2007, Videotron adopted new financial instruments, hedges and comprehensive income standards pursuant to Canadian GAAP. See Note 1 to our audited consolidated financial statements for the year ended December 31, 2009, included in Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.

(2)

On January 3, 2007, May 31, 2007 and January 4, 2008, we entered into back-to-back transactions with Quebecor Media and 9101-0835 Québec Inc., a subsidiary of Quebecor Media. With respect to these back-to-back transactions, we recorded interest expense of $168.6 million for the year ended December 31, 2010, $179.8 million for the year ended December 31, 2009 and $238.9 million for the year ended December 31, 2008, but we recorded $174.2 million, $185.8 million and $246.9 million in dividends from Quebecor Media in 2010, 2009 and 2008, respectively. See “Item 5. Operating and Financial Review and Prospects — Uses of Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.

(3)

On May 31, 2007 and January 4, 2008, a wholly-owned subsidiary of Videotron entered into back-to-back transactions with Quebecor Media and 9101-0835 Québec Inc. With respect to these back-to-back transactions, we recorded no interest expense for the year ended December 31, 2010, $48.6 million in the year ended December 31, 2009 and $30.9 million in the year ended December 31, 2008, but we recorded $50.2 million and $31.9 million in dividends from Quebecor Media for 2009 and 2008, respectively. No such dividends were recorded for 2010. See “Item 5. Operating and Financial Review and Prospects — Uses of Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.

(4)

For the years ended December 31, 2010, December 31, 2009, December 31, 2008 and December 31 2007, the term “QMI Subordinated Loans” refers to the $1.0 billion and $870.0 million subordinated loans due 2022 we entered into in 2007 in favour of Quebecor Media (partly redeemed for $525.0 million in 2008), the $415.0 million subordinated loan due 2023, entered into in 2008, also in favour of Quebecor Media, the $125.0 million subordinated loan due 2022 one of our subsidiaries entered into in 2007 in favour of Quebecor Media, the $170.0 million subordinated loan due in 2023 one of our subsidiaries entered into in 2008 in favour of Quebecor Media and the $190.0 million subordinated loan due in 2024 one of our subsidiaries entered into in 2009 in favour of Quebecor Media. See Item 5. Operating and Financial Review and Prospects — Uses of Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.

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

	At December 31
	2010	2009	2008	2007(1)	2006
	(Canadian dollars in millions) (unaudited)
AMOUNTS UNDER CANADIAN GAAP
Long-term debt	$3,416.1	$2,852.3	$3,863.0	$2,946.0	$1,021.2
QMI subordinated loans	(1,630.0)	(1,260.0)	(2,055.0)	(1,995.0)	—

Long-term debt, excluding QMI subordinated loans, as defined	$1,786.1	$1,592.3	$1,808.0	$951.0	$1,021.2

AMOUNTS UNDER U.S. GAAP
Long-term debt	$3,457.9	$2,874.7	$3,859.0	$2,941.2	$1,007.6
QMI subordinated loans	(1,630.0)	(1,260.0)	(2,055.0)	(1,995.0)	—

Long-term debt, excluding QMI subordinated loans, as defined	$1,827.9	$1,614.7	$1,804.0	$946.2	$1,007.6

(6)

We use the supplemental financial measure operating income to assess our operating results and financial performance. Operating income and ratios based on this measure are not required by or recognized under Canadian GAAP or U.S. GAAP. We define operating income, reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring and other special items, income taxes, and non-controlling interest. Operating income margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, is not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for our financial information reported under Canadian GAAP and U.S. GAAP. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community to analyze and compare companies in our fields of activity. You should note our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure. Our operating income is calculated from and reconciled to net income (loss) as follows:

	At December 31
	2010	2009	2008	2007(1)	2006
	(Canadian dollars in millions) (unaudited)
AMOUNTS UNDER CANADIAN GAAP
Net income	$514.3	$596.9	$396.9	$326.6	$182.7
Amortization	294.2	241.2	213.0	204.2	183.8
Financial expenses	117.9	80.2	95.9	77.6	81.8
(Gain) loss on valuation and translation of derivative instruments	(24.4)	(44.1)	19.7	(10.5)	(2.2)
Restructuring expenses and other special items	21.4	(2.1)	(1.4)	5.4	—
Income taxes expense	112.2	100.7	73.6	38.8	63.8
Non-controlling interest	0.3	0.1	0.2	0.2	0.1

Operating income as defined	$1,035.9	$972.9	$797.9	$642.3	$510.0

AMOUNTS UNDER U.S. GAAP
Net income	$484.6	$553.8	$375.0	$323.7	$168.8
Amortization	306.9	252.2	225.6	216.7	196.3
Financial expenses	117.9	80.2	90.9	76.2	81.8
(Gain) loss on valuation and translation of derivative instruments	(6.8)	(20.8)	30.1	(14.1)	6.0
Impairment of goodwill and other items	21.4	1.3	0.6	5.4	—
Income taxes expense	104.0	100.4	77.3	32.3	56.1
Non-controlling interest	0.3	0.1	0.2	0.2	0.1

Operating income as defined	$1,028.3	$967.2	$799.7	$640.4	$509.1

(7)	Capital expenditures are comprised of acquisitions of fixed assets and intangible assets, excluding AWS licenses.

(8)

For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of net (loss) income plus non-controlling interest in a subsidiary, income taxes, fixed charges, amortized capitalized interest, less interest capitalized, and (ii) fixed charges consist of interest expensed and capitalized, excluding interest on QMI subordinated loans, plus amortized premiums, discounts and an estimate of the interest within rental expense.

(9)

“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(10)	“Basic cable customers” are customers who receive basic cable television service in either analog or digital mode.

(11)	Represents customers as a percentage of total homes passed.

(12)	Represents customers as a percentage of basic customers.

(13)

ARPU is an industry metric that we use to measure our monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with Canadian or U.S. GAAP and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate our combined ARPU by dividing our combined cable television, Internet access, cable and mobile telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period. Specific ARPU for each of our four lines of services is calculated by dividing the revenue generated from those subscribers by the average number of subscribers for such service during the period, and then dividing the resulting amount by the number of months in the applicable period.

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

Risks Relating to Our Business

We operate in highly competitive industries that are experiencing rapid technological developments, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations.

In our cable operations, we compete against direct broadcast satellite providers (or “DBS”, which in Canada are also referred to as DTH, for “direct-to-home” satellite), multichannel multipoint distribution systems (or “MDS”), satellite master antenna television systems and over-the-air television broadcasters. In addition, we compete against incumbent local exchange carriers (or “ILECs”), which have secured licenses to launch video distribution services using video digital subscriber line (or “VDSL”) technology (also known as “IPTV”). The main ILEC in our market holds a regional license to provide terrestrial broadcasting distribution in Montréal and several other communities in the Province of Quebec. The same ILEC is also a cable operator in our main service area and recently launched its own IPTV service in Montréal, with a full rollout throughout the Province of Quebec expected in the years to come. In addition, third-party Internet providers (or “TPIA”) could launch IP video services in our footprint using ILEC DSL networks.

We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include the video store industry (rental & sale) as well as other emerging content delivery platforms.

Due to ongoing technological developments, the distinction between traditional platforms (broadcasting, Internet, and telecommunications) is fading rapidly. For instance, the Internet, as well as distribution over mobile devices, are becoming important broadcasting and distribution platforms. In addition, mobile operators, with the development of their respective 3G networks, are now offering wireless and fixed wireless Internet services. In addition, our VoIP telephony service also competes with Internet-based solutions.

In our Internet access business, we compete against other Internet service providers (or “ISP”), and TPIA offering residential and commercial Internet access services as well as open Wi-Fi networks in some cities. The CRTC also requires us to offer access to our high-speed Internet system to ISP competitors, and third-party ISPs to access our network, for the purpose of providing telephony and networking applications, in addition to retail Internet access services.

Our VoIP service has numerous competitors, including ILECs, competitive local exchange carriers (or “CLECs”), mobile telephony service operators and other providers of telephony, VoIP and Internet communications, including competitors that are not facilities-based and therefore have a much lower infrastructure cost. Competition from ILECs has increased in recent years, particularly as a result of the Canadian government’s decision in 2007 to lift winback restrictions on ILECs and to change the criteria for forbearance from regulation of local exchange services. Since this decision, the CRTC has approved numerous applications for local forbearance submitted by ILECs, in both the residential and business local exchange markets. As a result, Videotron’s incumbent local service competitors are free from regulation of local exchange services in the vast majority of residential markets in which Videotron competes, as well as in a large number of business markets, including all of the largest metropolitan markets in the Province of Quebec. These rulings granting the ILECs’ forbearance applications enable ILECs to adjust their local exchange service prices for the approved exchanges without approval from the CRTC. Such flexibility to respond to intensifying competition for local exchange services could have an adverse effect on our ability to compete successfully with ILECs in the local telephony market. In addition, IP-based products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on our business, prospects and results of operation.

With our new mobile HSPA+ network, we compete against a mix of market participants, some of them being active in some or all the products we offer, with others offering only mobile telephony services in our market. In addition, users of mobile voice and data systems may find their communications needs satisfied by other current or developing adjunct technologies, such as Wi-Fi, WiMax, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those we provide or may in the future provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. For instance, since 2008 some corporations offering mobile telephony services (including most of the incumbent carriers as well as at least one other new entrant) have launched lower-cost mobile telephony services in order to acquire additional market share and increase their respective mobile telephony penetration rates in our market. Also, certain foreign operators recently started the deployment of Long Term Evolution-Advanced (LTE-Advanced 4G) networks, and this technology could become an industry standard if it is widely adopted. These LTE-Advanced 4G technologies are undergoing development with a view to the additional network capacity that may be required to address the surging demand for wireless data, although such technologies remain in the stage of research and development, testing and interoperability efforts. The cost of implementing, modifying our existing network or competing against future technological innovations may be prohibitive to us, and we may lose customers if we fail to keep pace with these changes or fail to keep pace with surging network capacity demand. Any of these factors could adversely affect our ability to operate our HSPA+ mobile business successfully and profitably. Moreover, we may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations. See also the risk factor “— We are using a new technology for which only a limited number of handsets is available” below.

Delays in the completion of the deployment of our facilities-based mobile services could restrain our ability to gain market share and could adversely affect our ability to deploy and operate our mobile operations successfully and profitably.

In July 2008, in the context of Canada’s spectrum auction for third generation advanced wireless services (“3G+” or “AWS”), our parent company, Quebecor Media, acquired spectrum licenses for AWS covering all regions of the Province of Quebec and certain areas of Ontario. Quebecor Media was the successful bidder for 40 MHz spectrum licenses in all parts of the Province of Quebec, except the Outaouais region where it obtained 20 MHz spectrum licenses and certain other regions of Quebec where it obtained 50 MHz spectrum licenses. Quebecor Media also acquired 20 MHz spectrum licenses in Eastern Ontario and 10 MHz spectrum licenses in the city of Toronto. These licenses, the control of which was transferred from Quebecor Media to Videotron subsequent to the completion of the auction, were issued by Industry Canada in December 2008. We launched our AWS offering on September 9, 2010 in the Greater Montréal Area, the Greater Québec City Area and in corridors in between. Additional service coverage regions were rolled out in the fourth quarter of 2010. We plan to cover most of its potential customer base by the second quarter of 2011.

Under Industry Canada’s policy concerning mandatory roaming and antenna site and tower sharing, parties are required to consider tower-sharing arrangements in respect of existing towers prior to proposing the construction of new antenna tower structures. We are therefore dependent on the participation of incumbent operators to satisfy this requirement for the limited number of sites remaining to be built. Although incumbent carriers are required to respond to tower-sharing requests, there can be no assurance that they will accede to such requests or otherwise negotiate tower-sharing rates and terms that are economically or technologically acceptable to us. Industry Canada has established an arbitration process to encourage commercially reasonable outcomes, but such a process may prove lengthy and burdensome. This process could delay the completion of the deployment and the future expansion of our mobile services network, which could have an adverse effect on our business, prospects and financial conditions. In addition, even though we have entered into tower-sharing arrangements with certain incumbent operators, the installation and deployment of our related systems may be further delayed by negotiations with these incumbent operators.

Industry Canada’s policy concerning antenna site and tower sharing includes requirements with respect to land-use authority and public consultation regarding proposed tower installations or modifications. We must therefore undertake public notification and address local and neighbourhood concerns before building a new tower structure. In some instances we may be required to come to a tower-sharing agreement with an existing operator, move existing towers or build additional sites to reach the desired coverage. This process could lead to delays in acquiring and developing new sites for cellular towers and could increase the cost and expense of the completion and maintenance of our AWS network, which could have an adverse effect on our business, prospects, results of operations and financial condition.

In order to complete the deployment of our mobile services facilities in a timely manner, we have entered into commercial agreements with certain key suppliers. The inability of our key suppliers to meet our procurement and timing requirements could result in delays in completion of the deployment of our mobile network and in additional expenses, which could adversely affect our ability to deploy and operate our mobile business successfully and profitably.

We have entered into roaming agreements with other mobile operators in order to provide worldwide coverage to our mobile telephony customers.

To date, we have entered into roaming agreements with multiple carriers around the world (including Canada, the United States and Europe), and have established worldwide coverage. Our inability to renew these agreements at their respective terms and on acceptable terms may place us at a competitive disadvantage, which could adversely affect our ability to operate our mobile business successfully and profitably.

In addition, various aspects of mobile communications operations, including the ability of mobile providers to enter into interconnection agreements with traditional wireline telephone companies and the ability of mobile providers to manage data traffic on their networks, are subject to regulation by the CRTC. The government agencies having jurisdiction over any mobile business that we may develop could adopt regulations or take other actions that could adversely affect our mobile business and operations, including actions that could increase competition or that could increase our costs.

We are using a new technology for which only a limited number of handsets is available.

AWS in the 2GHz range is a spectrum that has not been broadly used until recently for mobile telephony. While certain mobile device suppliers offer hardware for AWS technology, there are currently only a limited number of AWS handsets on the market. As a result, the handset portfolio for AWS we are currently offering does not include certain more popular devices and is not as broad as those of certain other providers. Moreover, most handset manufacturers have reduced the number of stock keeping units (or “SKUs”) in their portfolio. If they continue to offer exclusivity on future products in Canada, this could potentially reduce the number of handsets available to us in the AWS band. We could potentially incur higher costs of customer acquisition due to a smaller market for this type of technology and could potentially have a reduced number of handsets to offer our customers, which could slow the growth of our customer base and adversely affect our ability to operate our mobile business successfully and competitively.

We are regularly required to make capital expenditures to remain technologically and economically competitive. We may not be able to obtain additional capital to implement our business strategies and make certain capital expenditures.

Our strategy of maintaining a leadership position in the suite of products and services we offer and launching new products and services requires capital investments in our network and infrastructure to support growth in our customer base and demands for increased bandwidth capacity and other services. In this regard, we have in the past required substantial capital for the upgrade, expansion and maintenance of our network and the launch and expansion of new or additional services. We expect that additional capital expenditures will be required in the short and medium term in order to expand and maintain our systems and services, including expenditures relating to advancements in Internet access and high definition television (“HDTV”), as well as the cost of our mobile services infrastructure deployment.

The demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further accelerate, driven by increasing levels of broadband penetration, increasing need for personal connectivity and networking, increasing affordability of smartphones and Internet-only devices (e.g., high-usage data devices such as mobile Internet keys, tablets and electronic book readers), increasingly multimedia-rich services and applications, increasing wireless competition, and possibly unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. We may have to acquire additional spectrum in order to address this increased demand. The ability to acquire additional spectrum (if needed) is dependent on the timing and the rules established by Industry Canada.

There can be no assurance that we will be able to obtain the funds necessary to finance our capital improvement programs, new strategies and services or other capital expenditure requirements in addition to the completion of the deployment of our mobile services infrastructure, whether through internally generated funds, additional borrowings or other sources. If we are unable to generate sufficient funds or obtain additional financing on acceptable terms, we may not be able to implement our business strategies or proceed with the capital expenditures and investments required to maintain our leadership position, and our business, financial condition, results of operations, reputation and prospects could be materially adversely affected. Even if we are able to obtain adequate funding, the period of time required to upgrade our network could have a material adverse effect on our ability to successfully compete in the future.

See also the risk factors “— We operate in highly competitive industries that are experiencing rapid technological developments, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations”, “— Delays in the completion of the deployment of our facilities-based mobile services could restrain our ability to gain market share and could adversely affect our ability to deploy and operate our mobile operations successfully and profitably”, “— We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continuing technological evolution and development” and “— We may need to refinance certain of our indebtedness. Our inability to do so on favourable terms, or at all, could have a material adverse effect on us”.

We may need to support increasing costs in securing access to support structures needed for our cable network.

We require access to the support structures of hydro electric and telephone utilities and to municipal rights of way to deploy our cable network. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). We have entered into comprehensive support structure access agreements with all of the major hydro electric companies and all of the major telecommunications companies in our service territory. Our agreement with Hydro-Quebec, by far the largest of the hydro electric companies, expires in December 2011. Rates are currently adjusted annually based on the Consumer Price Index (CPI). An increase in rates charged by Hydro-Quebec could have a significant impact on Videotron’s cost structure.

We could be adversely impacted by consumers’ switch from landline telephony to mobile telephony.

The recent trend for mobile substitution or “Cord-Cutting” (subscribers ending their landline telephony services and opting for mobile telephony services only) which is caused by the increasing mobile penetration rate in Canada and the various unlimited offers launched by mobile operators could affect the demand for cable telephony services. We may not be successful in converting our existing cable telephony subscriber base to our mobile telephony services, which could have a material adverse effect on our business, financial condition and results of operations.

We compete, and will continue to compete, with alternative technologies and we may be required to invest a significant amount of capital to address continuing technological evolution and development.

The media industry is experiencing rapid and significant technological change, which has resulted in alternative means of program and content transmission. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Furthermore, in each of our broadcasting markets, industry regulators have authorized DTH, microwave services and VDSL services and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies, such as IPTV, or we may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited and could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition or results of operations.

The continuous technological improvement of the Internet, combined with higher download speeds and cost reductions for customers, may divert a portion of our existing television subscriber base from our video-on-demand services to the benefit of a new video-over-the-Internet model. While having a positive impact on the demand for our Internet services, video-over-the-Internet could adversely impact the demand for our video-on-demand services.

We may not successfully implement our business and operating strategies.

Our business strategies are based on leveraging an integrated platform of media assets. Our strategies include offering multi-platform advertising solutions, launching and deploying additional value-added products and services such as AWS, pursuing cross-promotional opportunities, maintaining our advanced broadband network, pursuing enhanced content development to reduce costs, further integrating the operations of our subsidiaries, leveraging geographic clustering and maximizing customer satisfaction. We may not be able to implement these strategies fully or realize their anticipated results without incurring significant costs or at all. In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition, technological change and the other factors described in this “Risk Factors” section. While the centralization of certain business operations and processes has the advantage of standardizing our practices, thereby reducing costs and increasing our effectiveness, it also represents a risk in itself should a business solution implemented by a centralized office throughout the organization fail to produce the intended results. We may also be required to make capital expenditures or other investments, which may affect our ability to implement our business strategies to the extent we are unable to secure additional financing on acceptable terms or generate sufficient funds internally to cover these requirements. Any material failure to implement our strategies could have a material adverse effect on our reputation, business, financial condition, prospects and results of operations and on our ability to meet our obligations, including our ability to service our indebtedness.

We have grown rapidly and are seeking to continue our growth. This rapid growth presents significant strains on our management. If we do not effectively manage our growth, our business, results of operations and financial condition could be adversely affected.

We have experienced substantial growth in our business and have significantly expanded our operations in recent years. We have sought in the past, and may in the future seek, to make opportunistic or strategic acquisitions and further expand the types of businesses in which we participate, as was the case for our expansion into facilities-based mobile telephony operations, under appropriate conditions. This growth has placed, and will continue to place, significant demands on our management. We can provide no assurance that we will be successful in either developing or fulfilling the objectives of any such acquisition or business expansion.

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

We depend on key personnel.

Our success depends to a large extent upon the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, train and retain such employees could have a material adverse effect on our business, financial condition or operating results. In addition, to implement and manage our businesses and operating strategies effectively, we must maintain a high level of efficiency, performance and content quality, continue to enhance our operational and management systems, and continue to effectively attract, train, motivate and manage our employees. In connection with our current expansion as a facilities-based mobile services provider, we currently anticipate a near-term need to attract and train a substantial number of new employees, including many skilled employees, to staff this operation. In addition, we will need to efficiently integrate these employees into our existing operations. If we are not successful in these efforts, it may have a material adverse effect on our business, prospects, results of operations and financial condition.

Our financial performance could be materially adversely affected if we cannot continue to distribute a wide range of television programming on commercially reasonable terms.

The financial performance of our cable and mobile services businesses depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates. We obtain television programming from suppliers pursuant to programming contracts. The quality and amount of television programming we offer affect the attractiveness of our services to customers and, accordingly, the rates we can charge for these services. We may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, our inability to obtain programming at reasonable rates or our inability to pass-through rate increases to our customers could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, our ability to attract and retain cable customers depends, to a certain extent, upon our capacity to offer quality content and an appealing variety of programming choices and packages. If the number of specialty channels being offered decreases significantly or if the content offered on such channels does not receive audience acceptance, it may have a significant negative impact on revenues from our cable operations.

We provide our digital television, Internet access and cable telephony services through a single clustered network, which may be more vulnerable to widespread disruption.

We provide our digital television, Internet access and telephony services through a primary headend and our analog television services through twelve additional regional headends in our single clustered network. Despite available emergency backup or replacement sites, a failure in our primary headend could prevent us from delivering some of our products and services throughout our network until we have resolved the failure, which may result in significant customer dissatisfaction and potential civil litigation.

We are dependent upon our information technology systems and those of certain third-parties and the inability to enhance our systems, or to protect them from a security breach or disaster, could have an adverse impact on our financial results and operations.

The day-to-day operation of our business is highly dependent on information technology systems, including those of certain third-party suppliers. An inability to maintain and enhance our existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products and services could have an adverse impact on our ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position. In addition, although we use industry standard networks and established information technology security and survivability/disaster recovery practices, a security breach or disaster could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

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

Our cable data customers utilize our network to access the Internet and, as a consequence, we or they may become victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including deterioration of service, excessive call volume to call centers and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, to loss of customers or revenue, in addition to increased costs to service our customers and protect our network. Any significant loss of cable data, customers or revenue or a significant increase in costs of serving those customers could adversely affect our reputation, growth, financial condition and results of operations.

We depend on third-party suppliers and providers for services, information and other items critical to our operations.

We depend on third-party suppliers and providers for certain services, hardware and equipment that are critical to our operations. These materials and services include set-top boxes, cable and telephony modems, servers and routers, fibre-optic cable, telephony switches, inter-city links, support structures, software, the “backbone” telecommunications network for our Internet access and telephony service, and construction services for expansion and upgrades of our cable and mobile networks. These services and equipment are available from a limited number of suppliers. If no supplier can provide us with the equipment or services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected. See also the risk factor “— Delays in the completion of the deployment of our facilities-based mobile services could restrain our ability to gain market share and could adversely affect our ability to deploy and operate our mobile operations successfully and profitably” above and “— We are using a new technology for which only a limited number of handsets is available”.

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

As of December 31, 2010, approximately 60% of our employees are unionized, and the terms of their employment are governed by one of our five regional collective bargaining agreements. Our two most important collective bargaining agreements, covering our unionized employees in the Montréal and Québec City regions, have terms extending to December 31, 2013. We also have two collective bargaining agreements covering our unionized employees in the Saguenay and Gatineau regions, with terms running through December 31, 2014 and August 31, 2015, respectively, and one other collective bargaining agreement, covering approximately 50 employees of our SETTE inc. subsidiary, which will expire on December 31, 2012.

We have, in the past, experienced labour disputes which have disrupted our operations, resulted in damage to our network or equipment and impaired our growth and results of operations. We cannot predict the outcome of any current or future negotiations relating to labour disputes, union representation or the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or any other form of work stoppage, we could experience a significant disruption to our operations, damage to our property and/or interruption to our services, which could adversely affect our business, assets, financial position, results of operations and reputation. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and results of operations. Such could be the case if current or future labour negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs is limited by the terms of our collective bargaining agreements.

Our auditors are not required to issue a report on our internal control over financial reporting in this annual report.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate internal control structures and procedures for financial reporting, and to prepare a report which contains an assessment of the effectiveness of our internal control over financial reporting. Management’s report on our internal controls over financial reporting is included in “Item 15. Controls and Procedures” of this annual report. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 eliminated the requirement for certain issuers, such as Videotron, to obtain an attestation report of the Company’s registered public accounting firm on their internal control over financial reporting.

While we have concluded that our internal control over financial reporting was effective as of December 31, 2010, we cannot be certain that our external auditors would have come to the same conclusion.

We will adopt new accounting standards in 2011, and this adoption may have a material impact on our consolidated financial statements.

Beginning in 2011, Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”). For our 2011 interim and annual financial statements, we will be required to report under IFRS and to provide IFRS comparative information for the 2010 fiscal year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. In order to prepare for the transition to IFRS, we have established an IFRS implementation team which includes senior levels of management from all relevant business units and subsidiaries, and have engaged an external expert advisor.

We have developed implementation solutions for all important topics and have completed our project implementation strategy. We have also assessed the exemptions from full retrospective application available to us under the transitional provisions. In 2010, management had quantified the expected material differences on transition between IFRS and the current accounting treatment under Canadian GAAP and had implemented parallel recording of financial information in accordance with IFRS. Comprehensive training was provided to key employees and further investment in training and resources was made throughout the transition to facilitate a timely and efficient changeover to IFRS.

The preliminary impact of this changeover to IFRS on our financial position as at January 1, 2010 and December 31, 2010 and on our results of operations for the year ended December 31, 2010, has been determined in accordance with current IFRS standards. The adoption will also result in certain changes to our reported financial position and results of operations in the future However, IFRS will not change cash flows. Moreover, under current circumstances, IFRS was determined not to have an effect on the compliance with any of our financial covenants, nor any other contractual obligations. We continue to monitor and assess the impact of evolving IFRS currently in development, which may result in future changes that may be material to our reported financial position and could have a material adverse effect on our results of operations in ways that are difficult to predict at this time. See also “Item 5. Operating and Financial Review and Prospects – Recent Accounting Developments in Canada” for a discussion of significant differences between IFRS and Canadian GAAP and their related preliminary impacts with regards to recognition, measurement, presentation and disclosure of financial information in respect of our consolidated financial statements.

Risks Relating to Our Industry

We are subject to extensive government regulation and policy-making. Changes in government regulation or policies could adversely affect our business, financial condition, prospects and results of operations.

Our operations are subject to extensive government regulation and policy-making in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. For the time being, there are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses and telecommunications carriers in Canada, although the federal government is currently reviewing whether to relax the foreign ownership restrictions. Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) (the “Broadcasting Act”) and the Telecommunications Act and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the federal cabinet. Our wireless and cable operations are also subject to technical requirements, license conditions and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”), which is administered by Industry Canada.

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

Changes to the laws, regulations and policies governing our operations, the introduction of new laws, regulations, policies or terms of license, the issuance of new licenses, including additional spectrum licenses to our competitors or changes in the treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business (including how we provide products and services), financial condition, prospects and results of operations. In addition, we may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us.

Industry Canada may not renew our AWS licenses on acceptable terms, or at all.

Our AWS licenses were issued in December 2008 for a term of ten years. At least two years before the end of this term, and any subsequent term, we may apply for a renewed license for a term of up to ten years. AWS license renewal, including whether license fees should apply for a subsequent license term, will be subject to a public consultation process initiated in year eight of the license.

We are required to provide third-party ISPs with access to our cable systems, which may result in increased competition.

The largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party ISPs with access to their cable systems at mandated cost-based rates. Several third-party ISPs are interconnected to our cable network and are thereby providing retail Internet access services.

The CRTC also requires large cable carriers, such as us, to allow third party ISPs to provide telephony and networking (LAN/VPN) applications in addition to retail Internet access services. As a result of these requirements, we may experience increased competition for retail cable Internet and residential telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

We are subject to a variety of environmental laws and regulations.

We are subject to a variety of environmental laws and regulations. Certain of our facilities are subject to federal, provincial, state and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, recycling, the soil remediation of contaminated sites, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations. Failure to comply with present or future laws or regulations could result in substantial liability to us. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We are not currently conducting or planning any material study or remedial measure, and none has been required by regulatory authorities. However, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any of our property, or that expenditure will not be required to deal with known or unknown contamination.

Concerns about alleged health risks relating to radiofrequency emissions may adversely affect our business.

Some studies have alleged links between radiofrequency emissions from certain wireless devices and cell sites and various health problems or possible interference with electronic medical devices, including hearing aids and pacemakers. All our cell sites comply with applicable laws and we rely on our suppliers to ensure that the network equipment and customer equipment supplied to us meet all applicable safety requirements. While there is no definitive evidence of harmful effects from exposure to radiofrequency emissions when the limits imposed by applicable laws and regulations are complied with, additional studies of radiofrequency emissions are ongoing and we cannot be sure that the results of any such future studies will not demonstrate a link between radiofrequency emissions and health problems.

The current concerns over radiofrequency emissions or perceived health risks of exposure to radiofrequency emissions could lead to additional governmental regulation, diminished use of wireless services, including Videotron’s, or expose us to potential litigation. Any of these could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations.

Risks Relating to our Senior Notes and our Capital Structure

Our indebtedness and significant interest payment requirements could adversely affect our financial condition and therefore make it more difficult for us to fulfill our obligations, including our obligations under our Senior Notes.

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2010, we had $1.8 billion of consolidated long-term debt (excluding Quebecor Media subordinated loans) and we had $639.3 million available for additional borrowings under our senior secured credit facilities (other than our Finnvera facility B). Our indebtedness could have significant consequences, including the following:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to making interest and principal payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt or greater financial resources; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds on commercially reasonable terms, if at all.

Although we are leveraged, the respective indentures governing our outstanding Senior Notes permit us to incur substantial additional indebtedness in the future, including up to approximately $639.3 million under our existing senior secured credit facilities (other than our Finnvera facility B). If we incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, see Notes 12 and 20 of our audited consolidated financial statements for the year ended December 31, 2010 included under “Item 17. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities”.

Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.

Our senior secured credit facilities and the respective indentures governing our outstanding Senior Notes contain a number of operating and financial covenants restricting our ability to, among other things:

•	borrow money or sell preferred stock;

•	issue guarantees of debt;

•	make certain types of investments;

•	pay dividends and make other restricted payments;

•	create or permit certain liens;

•	use the proceeds from sales of assets and subsidiary stock;

•	enter into asset sales;

•	create or permit restrictions on the ability of our restricted subsidiaries, if any, to pay dividends or make other distributions;

•	engage in certain transactions with affiliates; and

•	enter into mergers, consolidations and transfers of all or substantially all of our assets.

If we are unable to comply with these covenants and are unable to obtain waivers from our creditors, we would be unable to make additional borrowings under our credit facilities, our indebtedness under these agreements would be in default and could, if not cured or waived, result in an acceleration of these debt instruments and cause cross-defaults under our other debt, including our Senior Notes. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it, and any such prepayment or refinancing could adversely affect our financial condition. In addition, if we incur additional debt in the future, we may be subject to additional covenants, which may be more restrictive than those to which we are currently subject. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

We may need to refinance certain of our indebtedness. Our inability to do so on favourable terms, or at all, could have a material adverse effect on us.

We may need to refinance certain of our respective existing debt instruments at or prior to their maturity. Our ability to obtain additional financing to repay such existing debt at maturity will depend upon a number of factors, including prevailing market conditions and our operating performance. The tightening of credit availability and the challenges affecting global capital markets could also limit our or our subsidiaries’ ability to refinance existing maturities. There can be no assurance that any such financing will be available to us on favourable terms or at all. See also the risk factor “— The volatility and disruptions in the capital and credit markets could adversely affect our business, including the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they become due”.

The volatility and disruptions in the capital and credit markets could adversely affect our business, including the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they become due.

The capital and credit markets have experienced significant volatility and disruption over the last several years, resulting in periods of extreme upward pressure on the cost of new debt capital and severe restrictions in credit availability for many companies. The disruptions in the capital and credit markets have also resulted in higher interest rates or greater credit spreads on issuance of debt securities and increased costs under credit facilities. Continuation of these disruptions could increase our interest expense, thereby adversely affecting our results of operations and financial position.

Our access to funds under our existing credit facilities is dependent on the ability of the financial institutions that are parties to those facilities to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under our credit facilities are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.

Longer-term volatility and continued disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect our access to the liquidity needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Continued market disruptions and broader economic challenges may lead to lower demand for certain of our products and increased incidences of customers’ inability to pay or timely pay for the services or products that we provide. Events such as these could adversely impact our results of operations, cash flows and financial position.

We may not be able to finance an offer to purchase our Senior Notes in the event of a change of control as required by the respective indentures governing our Senior Notes because we may not have sufficient funds at the time of the change of control or our senior secured credit facilities may not allow the repurchases.

If we experience a change of control, as that term is defined in the indenture governing our Senior Notes, or if we dispose of significant assets under specified circumstances, we may be required to make an offer to repurchase all of our Senior Notes prior to maturity. We can provide no assurance that we will have sufficient funds or be able to arrange for additional financing to repurchase our Senior Notes following such change of control or asset sale. There is no sinking fund with respect to our outstanding Senior Notes.

In addition, a change of control would be an event of default under our senior secured credit facilities. Any future credit agreement or other agreement relating to our senior indebtedness to which we become a party may contain similar provisions. Our failure to offer to repurchase our Senior Notes upon a change of control would, pursuant to the terms of the respective indentures governing our outstanding Senior Notes, constitute an event of default under such indentures. Any such default could, in turn, constitute an event of default under future senior indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, we may not have sufficient funds to repurchase our Senior Notes and repay the debt.

We may be adversely affected by exchange rate fluctuations.

Most of our revenues and expenses are denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes and cable modems, mobile devices (handsets) and certain capital expenditures, including certain costs related to the development of our mobile network, are paid in U.S. dollars. Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon is payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. Although we have entered into transactions to hedge the exchange rate risk with respect to 100% of our U.S. dollar-denominated debt outstanding at December 31, 2010, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt, these hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favourable terms or at all.

In addition, certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then-fair value.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2010, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward contracts was in a net liability position of $289.0 million. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

Canadian bankruptcy and insolvency laws may impair the trustees’ ability to enforce remedies under the indentures governing our Senior Notes or the Senior Notes themselves.

The rights of the trustees, who represent the holders of our Senior Notes, to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place. In addition, it may be possible in certain circumstances to restructure certain debt obligations under the corporate governing statute applicable to the debtor.

The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the CCAA have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under our outstanding Senior Notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustees could exercise their respective rights under the respective indentures governing our Senior Notes or whether and to what extent holders of our Senior Notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the respective trustees.

There is no public market for our Senior Notes.

There is currently no established trading market for our issued and outstanding Senior Notes and we do not intend to apply for listing of any of our Senior Notes on any securities exchange or to arrange for any quotation on any automated dealer quotation systems. No assurance can be given as to the prices or liquidity of, or trading markets for, any series of our Senior Notes. The liquidity of any market for our Senior Notes will depend upon the number of holders of our Senior Notes, the interest of securities dealers in making a market in our Senior Notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions, our financial condition and performance and our prospects. The absence of an active market for our Senior Notes could adversely affect their market price and liquidity.

In addition, the market for non-investment grade debt has historically, including recently, been subject to disruptions that have caused volatility in prices of securities. It is possible that the market for our Senior Notes will be subject to such disruptions. Any such disruptions may have a negative effect on a holder’s ability to sell our Senior Notes, regardless of our prospects and financial performance.

Non-U.S. holders of our Senior Notes are subject to restrictions on the transfer or resale of our notes.

Although we have registered certain series of our Senior Notes under the Securities Act, we did not, and we do not intend to, qualify our notes by prospectus in Canada, and, accordingly, the notes remain subject to restrictions on resale and transfer in Canada. In addition, non-U.S. holders remain subject to restrictions imposed by the jurisdiction in which the holder is resident.

U.S. investors in our Senior Notes may have difficulties enforcing civil liabilities.

We are incorporated under the laws of the Province of Quebec. Substantially all of our directors, controlling persons and officers are residents of Canada or other jurisdictions outside the United States, and all or a substantial portion of their assets and substantially all of our assets are located outside the United States. We have agreed, under the terms of the respective indentures governing our Senior Notes (other than our 7 1/8% Senior Notes due January 15, 2020), to accept service of process in any suit, action or proceeding with respect to the indentures or such notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. Nevertheless, it may be difficult for holders of our Senior Notes to effect service of process within the United States upon directors, controlling persons, officers and experts who are not residents of the United States or to enforce against us or them in the United States, judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal or state securities law against us or against our directors, controlling persons and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States.

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

We were founded on September 1, 1989 as part of the amalgamation of our two predecessor companies, namely Videotron Ltd. and Télé-Câble St-Damien inc., under Part IA of the Companies Act (Quebec) (since February 14, 2011, the Business Corporations Act (Quebec)). On October 23, 2000, our parent company, Le Groupe Vidéotron ltée, was acquired by Quebecor Media.

Our registered office is located at 612 St. Jacques Street, Montréal, Quebec, Canada H3C 4M8, and our telephone number is (514) 281-1232. Our corporate website may be accessed through the URL http://www.videotron.com. The information found on our corporate website does not, however, form part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States with respect to our Senior Notes (other than our Senior Notes due 2020) is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

For a description of our principal capital expenditures since January 1, 2009, see “Item 5. Operating and Financial Review and Prospects — Uses of Liquidity and Capital Resources — Capital Expenditures”.

B-	Business Overview

Overview

We are the largest cable operator in the Province of Quebec and the third largest in Canada, in each case based on the number of cable customers, a major Internet service provider and a provider of cable and mobile telephony services in the Province of Quebec. Our cable network covers approximately 75% of the Province of Quebec’s estimated 3.5 million residential and commercial premises.

Our mobile network, which was launched on September 9, 2010, is the cornerstone of a corporate business strategy geared toward harnessing all of our creative resources and providing consumers with access to technology, services and information. The deployment of our new 3G+ network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services. Additionally, we can build on our experience as a Mobile Virtual Network Operator (“MVNO”) and our existing customer base in order to be successful in the highly competitive mobile telephony industry and seek to offer a full range of telecommunication services to our customers.

In addition, through our Le SuperClub Vidéotron subsidiary, we are also the franchisor of the largest chain of video and video game rental stores in the Province of Quebec and among the largest of such chains in Canada, with a total of 223 retail locations as of December 31, 2010.

Videotron Business Solutions is a premier full-service business telecommunications provider serving businesses of small, medium and large size. In recent years, we have significantly grown our customer base and have become an important player in the business telecommunication segment in the Province of Quebec, with record satisfaction levels for our industry based on a recent Léger Marketing study. Products and services include Internet, television, cable and mobile telephony services, hosting, private network connectivity and audio and video transmission.

During 2010, we completed several business development projects and financing transactions including, among others, the following:

•

In September 2010, we launched our High-Speed Packet Access (“HSPA+”) mobile communication network (3G+). As of December 31, 2010, 92,591 lines (representing 68.0% of our total mobile telephony customers) had been activated on our 3G+ network (comprising 55,782 new lines and 36,809 migrations from our MVNO services). As of December 31, 2010, residents of the greater Montréal, Québec City, Mauricie, Sherbrooke, Bois-Francs, Montérégie and Laurentians regions have access to advanced mobile services from Videotron. We plan to cover most of our potential customers by the end of the second quarter of 2011. As a result of technological upgrades that were consistent with the evolutionary process endorsed by the International Telecommunications Union (ITU), Videotron announced on March 9, 2011 that the designation of its mobile network was evolving towards 4G.

•

In September 2010, we launched illico mobile, a service delivered over our 3G+ network that provides customers with mobile telephone access to 30 television channels, 45 Galaxy music channels, and to the illico mobile store, which carries a varied catalogue of approximately 35,000 digital titles.

•

In September 2010, we launched our Ultimate Speed Internet 120TM high-speed Internet access service, offering residents of the Greater Québec City Area the fastest speed in the Province of Quebec. The service is now offered to nearly 95% of our homes passed in the Greater Québec City Area, and will be gradually rolled out to other parts of Videotron’s service areas. Ultimate Speed Internet 120TM supports download speeds of 120 Mbps and upload speeds of 20 Mbps and offers a download limit of 170 GB and an upload limit of 30 GB. The new service complements Videotron’s existing line-up of Ultimate Speed offerings.

•

In June 2010, we launched illico web (illicoweb.tv), a new Internet television service offering an exceptional variety of content to our digital television and Internet customers, at no additional cost. Customers can now access from a computer thousands of French and English movies, series and music from 33 different television channels and 45 Galaxy music channels.

•

We inaugurated a number of retail outlets and standalone stores primarily in shopping malls across the Province of Quebec, including our new flagship store on Ste-Catherine Street in Montréal. As of December 31, 2010, we had a total of 190 retail locations offering our suite of telecommunication services, including locations within certain Le SuperClub Vidéotron stores and Archambault stores (owned by our affiliate Groupe Archambault inc.).

•

In January 2010, we issued and sold $300.0 million aggregate principal amount of our 7 1/8% Senior Notes due 2020 for net proceeds of $293.9 million (net of financing expenses) in private placements exempt from the registration requirement of the Securities Act and prospectus requirements of applicable Canadian securities laws. . We used the proceeds to repay the drawings under its Senior Secured Credit Facility and for general corporate purposes.

Competitive strengths

Leading Market Positions

We are the largest cable operator in Quebec and the third largest in Canada, in each case based on the number of cable customers. We believe that our strong market position has enabled us to more effectively launch and deploy new products and services. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the areas we serve. In addition, we are the franchisor of the largest chain of video stores in the Province of Quebec through our Le SuperClub Vidéotron subsidiary. We believe that our extensive proprietary and third-party retail distribution network of stores and points of sale, including both the Le SuperClub Vidéotron stores and our Videotron branded stores and kiosks, assists us in marketing and distributing our advanced services, such as cable Internet access, digital television and mobile telephony, on a large scale basis.

Focused and Highly Reliable Network Cluster

Our single hybrid fibre coaxial clustered network covers approximately 75% of the Province of Quebec’s total addressable market and nine of the province’s top ten urban areas. We believe that our single cluster and network architecture provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services, and a lower cost structure through reduced maintenance and technical support costs.

Differentiated Bundled Services

Through our technologically advanced fixed and mobile network, we offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, video-on-demand and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile telephony services. Moreover, our new mobile service offering plays an integral part of our strategic vision for our combined platform and quadruple-play technology offering. In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service that enables our customers to download data at a higher speed than that currently offered by standard digital subscriber line, or DSL, technology. We also offer the widest range of French-language programming in Canada including content from our video-on-demand service available on our illico TV, illico web and illico mobile platforms. In addition, customers can now interrupt and resume programming at will on any of these three illico platforms.

Advanced Broadband Network

We are able to leverage our advanced broadband network, 99% of which is bi-directional, to offer a wide range of advanced services on the same media, such as digital television, video-on-demand, cable Internet access and cable telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that future capital expenditures over the next five years will be required to accommodate the evolution of our products and services and to meet the demand for increased capacity.

Strong, Market-Focused Management Team

We have a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications and technology. Under the leadership of our senior management team, we have, despite intense competition, successfully increased sales of our digital television products, improved penetration of our high-speed Internet access, VoIP telephony services and cable products and successfully launched facilities-based and mobile telephony services.

Products and Services

We currently offer our customers cable services, mobile telephony services, business telecommunications services and video rental services (as franchisor):

Cable Services

i.	Advanced Cable-Based Products and Services

Cable’s large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet access, digital television, cable telephony and selected interactive services. We intend to continue to develop and deploy additional services to further broaden our service offering.

•

Cable Internet Access.    Leveraging our advanced cable infrastructure, we offer cable Internet access to our residential customers primarily via cable modems attached to personal computers. We provide this service at download speeds of up to 50 Mbps. In some portion of the network, we offer download speeds of up to 120 Mbps or 2160 times the speed of a conventional telephone modem. As of December 31, 2010, we had 1,252,104 cable Internet access customers, representing 69.1% of our basic customers and 47.9% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 55.6% as of September 30, 2010.

•

Digital Television.    We have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital capable set-top box in the customer’s home. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. Our basic digital package includes 29 television channels, 45 audio services providing CD-quality music, 19 AM/FM radio channels, an interactive programming guide as well as television based e-mail capability. Our extended digital basic television offering, branded as “sur mesure” (i.e., individual channel selections), offers customers the ability to select more than 270 additional channels of their choice, including U.S. super-stations and other special entertainment programs, allowing them to customize their choices. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on a à la carte basis at a specified cost per channel per month. As part of our digital service offering, customers can also purchase near-video-on-demand services on a per-event basis. As of December 31, 2010, we had 1,219,599 customers for our digital television service, representing 67.3% of our basic customers and 46.7% of our total homes passed. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service. We believe that the sale of equipment to customers improves customer retention, and, as of December 31, 2010, we had 1,724,005 set-top boxes deployed, of which approximately 96% were owned by customers and 4% were leased.

•

Cable Telephony.    In January 2005, we launched our cable telephony service using VoIP technology in selected areas of the Province of Quebec, and since then we have been rolling-out this offering among our other residential and commercial customers in the Province of Quebec. We offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. We also offer discounts for a second telephone line subscription. In addition, we offer a Softphone service, a computer-based service providing users with more flexibility when traveling, the ability to make local calls anywhere in the world, and new communications management capabilities. As of December 31, 2010, we had 1,114,294 subscribers to our cable telephony service, representing a penetration rate of 61.5% of our basic cable subscribers and 42.7% of our homes passed.

•

Video-On-Demand.    Video-on-demand service enables digital cable customers to rent content from a library of movies, documentaries and other programming through their digital set-top box, Internet access or mobile phone through illico web and illico mobile. Our digital cable customers are able to rent their video-on-demand selections for a period of 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during that period. In addition, customers can now resume viewing on-demand programming that was paused on either the television, illico web or illico mobile. We sometimes group movies, events or TV programs available on video-on-demand and offer them on a weekly basis. Regulations prevent us from offering such blocks of programs for a longer period. We also offer a substantial amount of video-on-demand content free of charge to our digital cable customers, comprised predominantly of previously aired television programs and youth-oriented programming. In addition, we offer pay television channels on a subscription basis that permits our customers to access and watch most of the movies available on the linear Pay TV channels these clients subscribe to.

•	Pay-per-view (Canal Indigo). “Canal Indigo” is a pay-per-view channel where our digital customers can order live events and movies based on a pre-determined schedule.

•

Other Products and Services.    To maintain and enhance our market position, we are focused on increasing penetration of high-definition television and personal video recorders, as well as other high-value products and services.

ii.	Traditional Cable Television Services

Customers subscribing to our traditional analog “basic” and analog “extended basic” services generally receive a line-up of 44 channels of television programming, depending on the bandwidth capacity of their local cable system. We also feature an expanding offering of optional channels as well as customized selection of channels or channel packages tailored to satisfy the specific needs of the different customer segments we serve.

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

Mobile Telephony Services

On September 9, 2010, we launched our HSPA+ mobile communication network (3G+). As of December 31, 2010, residents of the greater Montréal, Québec City, Mauricie, Sherbrooke, Bois-Francs, Montérégie and Laurentians

regions have access to advanced mobile services from Videotron. We plan to cover most of our potential customers by the end of the second quarter of 2011.

Our strategy in the coming years is to strengthen our position as a telecommunications leader with our new 3G+ mobile services. With the new 3G+ services of Videotron, we provide an offering of advanced mobile telecommunications services to consumers and small businesses that are based on effective, reliable technology, diverse and convergent content and unambiguous business policies. Our new mobile service is the cornerstone of a corporate business strategy geared toward harnessing all of our parent company’s, Quebecor Media, creative resources and providing consumers with access to technology, services and information. Our past experience as an MVNO wireless operator has provided us with the experience to develop commercial and operational know-how within the mobile industry and a strong existing customer base to grow from, and has enabled us to successfully launch our new mobile network.

As of December 31, 2010, we had 136,111 subscribers to our mobile telephony services, including 92,591 lines activated on our 3G+ network.

Business Telecommunications Services

Videotron Business Solutions is a premier full-service business telecommunications provider. We serve three customer segments: small and medium-sized businesses, large businesses, and telecommunications carriers. In recent years, we have significantly grown our customer base and have become an important player in the business telecommunications segment in the Province of Quebec, with record satisfaction levels for our industry according to a recent Léger Marketing study. Products and services for small and medium businesses are supported by our coaxial technology and our solid expertise in business services. Customized solutions designed to meet customers’ needs incorporating tools such as fibre-optic landlines, High Speed Internet access, television, telephony services, website hosting, private network connectivity and audio and video transmission, all based on state-of-the-art technology, are also offered to large businesses and carriers. This year, we have added new services to our offering, notably mobile communications services, telephony services using our multiple label switching (“MPLS”) network and 120Mbps high speed Internet access targeted at small and medium size businesses using our Hybrid fibre coaxial (“HFC”) network.

Video Rental Services

Through Le SuperClub Vidéotron, we are the franchisor of the largest chain of video and video game rental stores in the Province of Quebec and among the largest of such chains in Canada, with a total of 223 retail locations. With 142 of these retail locations offering our suite of telecommunication services and products, Le SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for Videotron’s growing array of advanced products and services, such as cable Internet access, digital television and cable and mobile telephony.

Customer Statistics Summary

The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,
	2010	2009	2008	2007	2006
Homes passed(1)	2,612,406	2,575,315	2,542,859	2,497,403	2,457,213
Cable
Basic customers(2)	1,811,570	1,777,025	1,715,616	1,638,097	1,572,411
Penetration(3)	69.3%	69.0%	67.5%	65.6%	64.0%
Digital customers	1,219,599	1,084,100	927,322	768,211	623,646
Penetration(4)	67.3%	61.0%	54.1%	46.9%	39.7%
Number of digital set-top boxes	1,724,005	1,484,065	1,209,595	953,393	738,530
Dial-up Internet Access
Dial-up customers	3,851	4,988	6,533	9,052	13,426
Mobile High Speed Internet
Mobile High Speed Internet	2,319	—	—	—	—
Cable Internet Access
Cable modem customers	1,252,104	1,170,570	1,063,847	932,989	791,966
Penetration(3)	47.9%	45.5%	41.8%	37.4%	32.2%
Telephony Services
Cable telephony customers	1,114,294	1,014,038	851,987	636,352	397,860
Penetration(3)	42.7%	39.4%	33.5%	25.5%	16.2%
Mobile telephony lines	136,111	82,813	63,402	45,077	11,826

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

In the year ended December 31, 2010, we recorded a net increase of 34,545 basic cable customers. During the same period, we also recorded net additions of 81,534 subscribers to our cable Internet access service; 135,499 customers to our digital television service, the latter of which includes customers who have upgraded from our analog cable service; and 100,256 customers to our cable telephony services. In 2010, we added 53,298 net lines on our mobile telephony services.

Industry Overview

Cable Television Industry

i.	Industry Data

Cable television has been available in Canada for more than 50 years and is a well developed market. Competition in the cable industry was first introduced in Canada in 1997. As of August 31, 2009, the most recent date for which data is available, there were approximately 8.1 million cable television customers in Canada, representing a basic cable penetration rate of approximately 55.9% of homes passed. For the twelve months ended August 31, 2009 (the most recent data available), total industry revenue was estimated to be over $9.2 billion and is expected to grow in the future because Canadian cable operators have aggressively upgraded their networks and have begun launching and deploying new products and services, such as cable Internet access, digital television services and, more recently, telephony services. The following table summarizes the most recent available annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	2009	2008	2007	2006	2005	CAGR(1)
	(Dollars in billions, homes passed and basic cable customers in millions)
Canada
Industry Revenue	$9.2	$8.2	$7.1	$6.1	$5.0	16.5%
Homes Passed(2)	14.5	13.8	13.6	13.0	11.2	6.7%
Basic Cable Customers(3)	8.1	7.9	7.7	7.5	6.9	4.1%
Basic Penetration	55.9%	57.2%	56.6%	57.7%	61.6%	-2.4%

	Twelve Months Ended December 31,
	2009	2008	2007	2006	2005	CAGR(1)
	(Dollars in billions, homes passed and basic cable customers in millions)
U.S.
Industry Revenue	US$90.2	US$86.3	US$78.8	US$71.9	US$65.7	6.5%
Homes Passed(2)	125.7	124.2	123.0	111.6	110.8	2.6%
Basic Cable Customers	62.6	63.7	64.9	65.4	65.4	-0.9%
Basic Penetration	49.8%	51.3%	52.8%	58.6%	59.0%	-3.3%

Source of Canadian data: CRTC.

Source of U.S. data: NCTA, A.C. Nielsen Media Research and SNL Kagan.

(1)	Compounded annual growth rate from 2005 through 2009.

(2)

“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(3)	Including IPTV in some Provinces for the 2008 figure.

A significant portion of Canada’s cable television customers are based in the Province of Quebec. As of October 2010, the Province of Quebec is home to approximately 23.2% of Canada’s population and approximately 24.3% of its basic cable customers. Based on statistics provided by the CRTC, basic cable penetration in the Province of Quebec, which was approximately 54.0% as of August 31, 2009, has traditionally been lower than in other provinces in Canada, mainly due to the higher concentration of French-speaking Canadians in the Province of Quebec. It is estimated that over 80% of the Province of Quebec’s population is French-speaking. Contrary to the English-speaking provinces of Canada, where programming in English comes from all over North America, programming in French is available over-the-air in most of the Province of Quebec’s French-speaking communities. The arrival of a variety of French-language specialty channels not available over-the-air and, more recently, the introduction of HD content, contributed to a penetration increase.

ii.	Expansion of Digital Distribution and Programming

In recent years, digital technology has significantly expanded the range of services that may be offered to our customers. We now offer almost 370 channels on our digital platform, including 165 English-language channels, 56 French-language channels, 53 HDTV channels, 10 time-shifting channels, 63 radio/music channels and 20 others.

Many programming services have converted to high-definition format and HDTV programming is steadily increasing. We believe that the availability of HDTV programming will continue to increase significantly in the coming years and will result in a higher penetration level of digital distribution.

Our strategy, in the coming years, will be to continue the expansion in our offering and maintain the quality of our programming. Our cable television service depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates and will be an important factor in our success to maintain the attractiveness of our services to customers. In addition, we will continue working on the expansion of our added-value products, such as video-on-demand and digital television interactive content. In late 2010, we also started offering sporting events, movies and documentaries using new 3D technologies.

Mobile Telephony Industry

In terms of wireless penetration rate, the Canadian mobile telephony market is relatively under-developed. Based on The Netsize Guide 2010: Mobile Renaissance, Canada is in the bottom 10% out of forty-one countries in terms of wireless penetration, with a penetration rate of 68.3% in the first quarter of 2010, and we estimate that, as of December 31, 2009, the Province of Quebec had a penetration rate under the Canadian provincial average. Comparatively, the United States had a penetration rate of 92.7% as at March 31, 2010, while Western Europe’s penetration rates approximate and sometimes exceed 100% in some countries. Based on management estimates, the penetration rate in Canada should increase by approximately 5% annually from now to 2014.

The wireless spectrum auction completed in July 2008 has brought new players onto the market, which led to lower prices for customers. Traditional incumbents recently launched, or have operated for some time, low-price subsidiaries. In Quebec, a new entrant recently launched new low-priced unlimited services. As of December 31, 2010, incumbents were still dominant in the Industry with market share exceeding 90% in the Province of Quebec.

With an increasing number of regional operators competing on price, coverage, handset offers and technological reliability, the Canadian wireless industry is highly competitive. With the deployment of Advanced Wireless Networks throughout the country and the increasing penetration rate among younger customers, the demand for technologically advanced bandwidth-hungry devices (smartphones, tablets, etc.) is increasing rapidly. As of September 30, 2010, there were 24.0 million subscribers in Canada.

Pricing of our Products and Services

Our revenues are derived from the monthly fees our customers pay for cable and mobile services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our bundled customers, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2010, the average monthly invoice on recurring subscription fees per customer was $88.34 and approximately 74% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes, are also charged to customers.

Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings, as follows:

Service	Price Range
Basic analog cable	$15.07 – $ 31.88
Extended basic analog cable	$30.50 – $ 44.19
Basic digital cable	$15.98 – $ 17.98
Extended basic digital cable	$29.98 – $ 78.98
Pay-television	$3.99 – $ 29.99
Pay-per-view (per movie or event)	$4.49 – $ 69.99
Video-on-demand (per movie or event)	$0.99 – $ 59.99
Dial-up Internet access	$9.95 – $ 15.95
Cable Internet access	$27.95 – $159.95
Mobile High Speed Internet	$24.95 – $ 34.95
Cable telephony	$17.35 – $ 23.35
Mobile telephony	$19.95 – $109.50

Our Network Technology

Cable

As of December 31, 2010, our cable systems consisted of 25,721 km of fibre optic cable and 41,154 km of coaxial cable, passing approximately 2.6 million homes and serving approximately 2.0 million customers. Our network is the largest broadband network in the Province of Quebec covering approximately 75% of households and, according to our estimates, more than 75% of the businesses located in the major metropolitan areas of the Province of Quebec. Our extensive network supports direct connectivity with networks in Ontario, Eastern Quebec, the Maritimes and the United States.

The following table summarizes the current technological state of our systems, based on the percentage of our customers who have access to the bandwidths listed below and two-way (or “bi-directional”) capability:

	450 MHz and Under	480 to 625 MHz	750 to 860 MHz	Two-Way Capability
December 31, 2006	2%	23%	75%	98%
December 31, 2007	1%	2%	97%	99%
December 31, 2008	1%	0%	99%	99%
December 31, 2009	1%	0%	99%	99%
December 31, 2010	1%	0%	99%	99%

Our cable television networks are comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or over-the-air reception quality and transmitted to the main headends by way of over-the-air links, coaxial links or fibre optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2 signals and the IP Backbone for the Internet services. The first stage of this distribution consists of a fibre optic link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fibre coaxial cable network made of wide-band optical nodes, amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer’s television set directly or, depending on the area or the services selected, through various types of customer equipment including set top boxes and cable modems.

We have adopted the HFC network architecture as the standard for our ongoing system upgrades. Hybrid fibre coaxial network architecture combines the use of fibre optic cable with coaxial cable. Fibre optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fibre optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. Traditionally, our system design provided for cells of approximately 500 homes each to be served by fibre-optic cable. To allow for this configuration, secondary headends were put into operation in the Greater Montréal Area and in the Greater Québec City Area. Remote secondary headends must also be connected with fibre optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream bound information (two-way).The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided us with significant flexibility to offer customized programming to individual cells of approximately 500 homes, which is critical to our advanced services, such as video-on-demand, Switched Digital Video Broadcast and the continued expansion of our interactive services. Starting in 2008, our network underwent an extensive modernization effort in the greater Montréal region in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet services. The modernization implies an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extends the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative results in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 Ghz and the increased segmentation) and allows much greater speeds of transmission for Internet services which are presently unrivalled. The overall architecture employs Division Wavelength Multiplexing (DWM), which allows us to limit the amount of fibre required, while providing an effective customization potential. As such, in addition to the broadcast information, up to 24 wavelengths can be combined on a transport fibre from the secondary headend to a 3,000 home aggregation point. Each of these wavelengths is dedicated to the specific requirements of 125 homes. The RF spectrum is set with analog content (to be phased out eventually) and digital information using quadrature amplitude modulation. MPEG video compression techniques and the Data over Cable Service Interface Specification (DOCSIS) protocol allow us to provide a great service offering of standard definition and high definition video, as well as complete voice and Internet services. This modernization project gives us unparalleled flexibility to meet customer needs and future network evolution requirements. The modernization of the Greater-Montréal network is scheduled to be completed by 2015.

Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. Approximately 99% of our network in the Province of Quebec has been upgraded to a bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our cable telephony service, further investment in the network will be required.

Mobile Telephony

Our HSPA mobile communication network (3G+) allows data transmission speeds up to 21 Mbps. As of December 31, 2010, our network reached approximately 65% of the population of the Province of Quebec and close to 80% of our cable homes passed, allowing residents of the greater Montréal, Québec City, Mauricie, Sherbrooke, Bois-Francs, Montérégie and Laurentians regions to have access to advanced mobile services from Videotron. The majority of our towers and antennas are linked through our fibre-optic network using a MPLS protocol, and our network was built and designed to support important customer growth in coming years. We plan to cover most of our potential customers by the end of the second quarter of 2011.

Our strategy in the coming years is to strengthen our position as a telecommunication leader with our new 3G+ mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly in order to offer speeds up to 42 Mbps in 2011. We also intend to expand our offer of handset devices in 2011, as an increasing number of manufacturers should offer technologically advanced products compatible with our HSPA+ Network. With our new 3G+ services, we provide an offering of advanced mobile telecommunications services to consumers and small businesses that are based on effective, reliable technology, diverse and convergent content and unambiguous business policies.

Our new mobile service is the cornerstone of a corporate business strategy geared toward harnessing all of our parent company’s creative resources and providing consumers with unparalleled access to technology, services and information. Our past experience as an MVNO wireless operator has provided us with the knowledge and know-how to develop commercial and operational capability within the mobile industry and a strong existing customer base to grow from, all of which has enabled us to successfully launch our new mobile network.

Marketing and Customer Care

Our long term marketing objective is to increase our cash flow through deeper market penetration of our services, development of new services and continued growth in revenue per customer. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

•	develop attractive bundle offers to encourage our customers to subscribe to two or more products, which increases ARPU and customer retention as well as increasing our operating margin;

•	continue to rapidly deploy advanced products and services such as cable Internet access, digital television, cable telephony and mobile telephony services;

•	design product offerings that provide greater opportunity for customer entertainment and information choices;

•	target marketing opportunities based on demographic data and past purchasing behaviour;

•	develop targeted marketing programs to attract former customers, households that have never subscribed to our services and customers of alternative or competitive services;

•	enhance the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services;

•	leverage the retail presence of Le SuperClub Vidéotron, Videotron’s branded stores and kiosks, Archambault stores, and third-party commercial retailers;

•

cross-promote the wide variety of content and services offered within the Quebecor Media group (including, for example, the content of TVA Group productions and the 1-900 service for audience voting during reality television shows popular in the Province of Quebec) in order to distribute our cable, data transmission, cable telephony and mobile telephony services to our existing and future customers;

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

Competition

We operate in a competitive business environment in the areas of price, product and service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. In addition, as we expand into additional services such as Internet, cable telephony and mobile telephony services, we may face additional competition. Due to ongoing technological developments, the distinctions among traditional platforms (broadcasting, Internet, and telecommunications) is fading rapidly. The Internet as well as mobile devices are becoming important broadcasting and distribution platforms. In addition, mobile operators, with the development of their respective 3G networks, are now offering wireless and fixed wireless Internet services and our VoIP telephony service is also competing with Internet-based solutions.

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

•

Internet Video Streaming.    The continuous technology improvement of the Internet combined with higher download speeds contributes to the emergence of alternative technologies such as IPTV digital content (movies, television shows and other video programming) offered on various Internet streaming platforms. While having a positive impact on the demand for our Internet services, this model could adversely impact the demand for our video-on-demand services.

•

VDSL.    The penetration of IPTV has increased steadily since the CRTC and Industry Canada authorized VDSL services. VDSL technology increases the available capacity of DSL lines, thereby allowing the distribution of digital video. Multi-system operators are now facing competition from ILECs, which have been granted licenses to launch video distribution services using this technology, which operates over copper phone lines. In Canada, VDSL is offered in urban areas by Bell Aliant in Atlantic Canada, SaskTel in Saskatchewan, Manitoba Telecom Services Inc. in Manitoba, TELUS Corporation in Alberta and British Columbia, Bell Internet in Ontario and Bell TV’s service in some large multi-residential buildings in certain urban centers, and, in our markets ILECs have been installing this new technology. The transmission capabilities of VDSL will be significantly boosted with the deployment of technologies such as vectoring (the reduction or elimination of the effects of far-end crosstalk) and twisted pair bonding (use of additional twisted pairs to increase data carriage capacity). Certain ILECs have already started replacing many of their main feeds with fibre optic cable and positioning VDSL transceivers, a VDSL gateway, in larger multiple-dwelling units, in order to overcome the initial distance limitations of VDSL. With this added capacity, along with the evolution of compression technology, VDSL-2 will offer significant opportunities for services and increase its competitive threat against other multi-system operators.

•

Mobile telephony services.    With our new mobile telephony HSPA+ network, we compete against a mix of market participants, some of them being active in some or all the products we offer, while others only offer mobile wireless telephony services in our market. In addition, users of mobile voice and data systems may find their communication needs satisfied by other current or developing adjunct technologies, such as Wi-Fi, WiMax, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. Some foreign operators recently started the deployment of Long Term Evolution-Advanced (LTE-Advanced 4G) networks and this technology could become an industry standard if it is widely adopted. These LTE-Advanced 4G technologies are being developed in anticipation of the additional network capacity that may be required to address the surging demand for wireless data. Such technologies remain in the stage of research and development and testing.

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

•

Telephony Service.    Our cable telephony service competes against other telephone companies, including both the incumbent telephone service provider in the Province of Quebec, which used to control a significant portion of the telephony market in the Province of Quebec, as well as other VoIP telephony service providers and mobile wireless telephone service providers.

•

Other Internet Service Providers.    In the Internet access business, cable operators compete against other Internet service providers offering residential and commercial Internet access services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high-speed Internet system to competitive Internet service providers at mandated rates.

Regulation

Foreign Ownership Restrictions Applicable under the Telecommunications Act and the Broadcasting Act

On July 12, 2007, the Canadian Minister of Industry announced the creation of a Competition Policy Review Panel. This Panel was mandated to review key elements of Canada’s competition and investment policies to ensure that they function effectively. The fundamental task of the Panel’s review was to provide recommendations to the Government of Canada on how to enhance Canadian productivity and competitiveness. Foreign ownership restrictions on broadcasting and telecommunications undertakings were identified as an important issue. Quebecor Media, on behalf of itself and of Videotron, like several other interested parties, has filed a submission. In June 2008, the Panel filed its report. This report recommended that the federal government adopt a two-phased approach to foreign participation in the telecommunications and broadcast industry. In the first phase, it was suggested that the Minister of Industry seek an amendment to the Telecommunications Act to allow foreign companies to establish a new telecommunications business in Canada or to acquire an existing telecommunications company with a market share of up to 10% of the telecommunications market in Canada. In the second phase, it was recommended that, following a review of broadcasting and cultural policies (including foreign investment), telecommunications and broadcasting foreign investment restrictions be liberalized in a manner that is competitively neutral for telecommunications and broadcasting companies.

On March 3, 2010, the Throne Speech opening the new session of Parliament reintroduced the Government’s objective to relax the foreign ownership restrictions. The most recent round of consultations of this subject was held in June and July 2010. A consultation document issued by the Government at that time listed three options for loosening restrictions: (1) increase the direct limit for foreign ownership of broadcasting and telecommunication companies to 49 percent; (2) permit unrestricted foreign investment in start-up telecommunications companies as well as existing small industry players, defined as those with less than 10 percent of total telecommunications revenues in Canada; and (3) remove the telecommunications restrictions completely. Public statements by the Minister of Industry have since indicated that the Government seeks to enact its chosen option in time for the next wireless spectrum auction, which is expected to be held in late 2012 or early 2013.

Ownership and Control of Canadian Broadcast Undertakings

The Governor in Council, through an Order-in-Council referred to as the Direction to the CRTC (Ineligibility of Non-Canadians), has directed the CRTC not to issue, amend or renew a broadcasting license to an applicant that is a non-Canadian. Canadian, a defined term in the Direction, means, among other things, a citizen or a permanent resident of Canada, a qualified corporation, a Canadian government, a non-share capital corporation of which a majority of the directors are appointed or designated by statute, regulation or specified governmental authorities, or a qualified mutual insurance company, qualified pension fund society or qualified cooperative of which not less than 80% of the directors or members are Canadian. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer (or if there is no chief executive officer, the person performing functions similar to those performed by a chief executive officer) and not less than 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition to the above requirements, Canadians must beneficially own and control, directly or indirectly, not less than 66.6% of the issued and outstanding voting shares and not less than 66.6% of the votes of the parent company that controls the subsidiary, and neither the parent company nor its directors may exercise control or influence over any programming decisions of the subsidiary if Canadians beneficially own and control less than 80% of the issued and outstanding shares and votes of the parent corporation, if the chief executive officer of the parent corporation is a non-Canadian or if less than 80% of the parent corporation’s directors are Canadian. There are no specific restrictions on the number of non-voting shares which may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting license must not otherwise be controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion. Control is defined broadly in the Direction to mean control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, agreement or arrangement, the ownership of a corporation or otherwise. We are a qualified Canadian corporation.

Regulations made under the Broadcasting Act require the prior approval of the CRTC for any transaction that directly or indirectly results in (i) a change in effective control of the licensee of a broadcasting distribution undertaking or a television programming undertaking (such as a conventional television station, network or pay or specialty undertaking service), (ii) a person or a person and its associates acquiring control of 30% or more of the voting interests of a licensee or of a person who has, directly or indirectly, effective control of a licensee, or (iii) a person or a person and its associates acquiring 50% or more of the issued common shares of the licensee or of a person who has direct or indirect effective control of a licensee. In addition, if any act, agreement or transaction results in a person or a person and its associates acquiring control of at least 20% but less than 30% of the voting interests of a licensee, or of a person who has, directly or indirectly, effective control of the licensee, the CRTC must be notified of the transaction. Similarly, if any act, agreement or transaction results in a person or a person and its associates acquiring control of 40% or more but less than 50% of the voting interests of a licensee, or a person who has directly or indirectly effective control of the licensee, the CRTC must be notified.

“Diversity of Voices”

On January 15, 2008, the CRTC issued its determination in Broadcasting Public Notice CRTC 2008-4, entitled “Diversity of Voices”. In this public notice, the CRTC introduced new policies with respect to cross-media ownership; the common ownership of television services, including pay and specialty services; and the common ownership of broadcasting distribution undertakings (“BDUs”). The CRTC’s existing policies with respect to the common ownership of over-the-air (“OTA”) television and radio undertakings remain in effect. The CRTC will generally permit ownership by one person of no more than one conventional television station in one language in a given market. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. Where a person that controls a local radio station and a local television station acquires a local newspaper serving the same market, the CRTC will, at the earliest opportunity, require the licensee to explain why, in light of this policy, its radio or television license(s) should be renewed. The CRTC, as a general rule, will not approve applications for a change in effective control that would result in the control, by one person, of a dominant position in the delivery of television services to Canadians that would impact on the diversity of programming available to television audiences. In terms of BDUs, the CRTC, as a general rule, will not approve applications for a change in the effective control of BDUs in a market that would result in one person being in a position to effectively control the delivery of programming services in that market. The CRTC is not prepared to allow one person to control all BDUs in any given market.

Jurisdiction Over Canadian Broadcast Undertakings

Our cable distribution undertakings are subject to the Broadcasting Act and regulations made under the Broadcasting Act that empower the CRTC, subject to directions from the Governor in Council, to regulate and supervise all aspects of the Canadian broadcasting system in order to implement the policy set out in the Broadcasting Act. Certain of our undertakings are also subject to the Radiocommunication Act, which empowers Industry Canada to establish and administer the technical standards that networks and transmission must comply with, namely, maintaining the technical quality of signals.

The CRTC has, among other things, the power under the Broadcasting Act and regulations promulgated thereunder to issue, subject to appropriate conditions, amend, renew, suspend and revoke broadcasting licenses, approve certain changes in corporate ownership and control, and establish and oversee compliance with regulations and policies concerning broadcasting, including various programming and distribution requirements, subject to certain directions from the Federal Cabinet.

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

Cable systems with 20,000 customers or fewer and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC on February 15, 2010 (Decision CRTC 2010-87). These cable systems are required to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. We operate 44 of these exempted cable systems.

In Broadcasting Decision CRTC 2008-100, the CRTC announced the regulatory framework for BDUs and discretionary programming services. The CRTC has decided to exempt from its licensing requirements broadcasting distribution companies with fewer than 20,000 subscribers, harmonize as much as possible the rules between satellite and terrestrial distribution companies, eliminate most rules governing how channels are packaged, modify its approach to dispute resolution for complaints that involve allegations of undue preference or undue disadvantage, require broadcasting distribution companies to continue offering a basic service package after the transition to digital, and initiate proceedings to explore how new forms of digital and interactive advertising could benefit the broadcasting system as a whole.

In order to conduct our business, we must maintain our broadcasting distribution undertaking licenses in good standing. Failure to meet the terms of our licenses may result in their short-term renewal, suspension, revocation or non-renewal. We have never failed to obtain a license renewal for any cable systems.

Distribution of Canadian Content

The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act mandate the types of Canadian and non-Canadian programming services that may be distributed by BDUs, including cable television systems. For example, Canadian television broadcasters are subject to “must carry” rules which require terrestrial distributors, like cable and MDS systems, to carry the signals of local television stations and, in some instances, regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the “must carry” rules is designed to ensure that the signals of local broadcasters reach cable households and enjoy advantageous channel placement. Furthermore, cable operators, DBS operators and MDS operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local and regional television stations, certain specialty channels and pay television channels, and a pay-per-view service, but does not include Category 2 digital services and video-on-demand services.

Broadcasting Distribution Regulations

The Broadcasting Distribution Regulations enacted in 1998 (the “1998 Regulations”), apply to distributors of broadcasting services or broadcasting distribution undertakings in Canada. The 1998 Regulations promote competition between broadcasting distribution undertakings and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are exhibited. The 1998 Regulations introduced important new rules, including the following:

•

Competition and Carriage Rules. The 1998 Regulations provide equitable opportunities for all distributors of broadcasting services. Similar to the signal carriage and substitution requirements that are imposed on existing cable television systems, under the 1998 Regulations, new broadcasting distribution undertakings are also subject to carriage and substitution requirements. The 1998 Regulations prohibit a distributor from giving an undue preference to any person, including itself, or subjecting any person to an undue disadvantage. This gives the CRTC the ability to address complaints of anti-competitive behaviour on the part of certain distributors.

•

Signal Substitution. A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which Canadian distribution undertakings, such as cable television systems with over 2,000 customers, are required to substitute the foreign programming service, with local Canadian signal, including Canadian commercials, for broadcasts of identical programs by a U.S. station when both programs are exhibited at the same time. These requirements are designed to protect the program rights that Canadian broadcasters acquire for their respective local markets. The CRTC, however, has suspended the application of these requirements to DTH satellite operators for a period of time, so long as they undertake certain alternative measures, including monetary compensation to a fund designed to help finance regional television productions.

•

Canadian Programming and Community Expression Financing Rules. All distributors, except systems with fewer than 2,000 customers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming including community programming. However, the allocation of these contributions between broadcast and community programming can vary depending on the type and size of the distribution system involved. In Broadcasting Regulatory Policy 2009-406 issued on July 6, 2009 with respect to the Local Production Improvement Fund (“LPIF”), a fund created to help finance local television stations, the CRTC determined that for the upcoming broadcast year the appropriate contribution level by BDUs to the LPIF should be 1.5% of their respective gross revenues. Broadcasting Regulatory Policy 2010-167 identified further procedural requirements with respect to the LPIF, and maintained the contribution level of 1.5% of the prior broadcast year’s gross revenues derived from broadcasting activities.

•

Inside Wiring Rules. The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. On September 3, 2002, the CRTC established a fee of $0.52 per customer per month for the use of cable inside wire in multiple-dwelling units (or “MDUs”).

In Broadcasting Regulatory Policy CRTC 2011-59, the CRTC established standard conditions of license to video-on-demand (“VOD”) undertakings pursuant to which exclusive programming rights were prohibited.

On January 26, 2011, in Decision CRTC 2011-48, the CRTC set out its findings on complaints filed by TELUS and Bell concerning exclusive TVA content on Videotron’s illico on Demand service. The CRTC found that TVA and/or Videotron had contravened applicable regulations that prohibit them from giving an undue preference or subjecting any person to an undue disadvantage. To remedy the violations, the CRTC set out requirements including that TVA programs distributed on VOD be provided without delay to TELUS and to Bell and that, within thirty days following the date of the decision, the parties negotiate an agreement for the provision of TVA programming by VOD services or agree on a process for determining a reasonable fee and reasonable terms and conditions for the provision of TVA programming by VOD services. On February 25, 2011, TVA and Videotron filed with the CRTC two separate reports on the progress of negotiations with TELUS and Bell. An application for leave to appeal the decision has been filed with the Federal Court of Appeal.

Rates

Our revenue related to cable television is derived mainly from (a) monthly subscription fees for basic cable service; (b) fees for premium services such as specialty services, pay-television, pay-per-view television and video-on-demand; and (c) installation and additional outlets charges.

The CRTC does not regulate the fees charged by non-cable broadcast distribution undertakings and does not regulate the fees charged by cable providers for non-basic services. The basic service fees charged by Class 1 (6,000 customers or more) cable providers are regulated by the CRTC until true competition exists in a particular service area. For all but two service areas, accounting for less than 6% of our subscribers, our basic service fees for our customers have been deregulated. The new distribution policy issued on October 30, 2008 announced that all retail rate regulations will be withdrawn on August 31, 2011.

The CRTC further restricts installation fees to an amount that does not exceed the average actual cost incurred to install and connect the outlet to a household situated in a residential area.

Other recent changes to regulations which have been announced

In connection with a corporate reorganization in February 2011 and pursuant to Broadcasting Decision CRTC 2011-51, the CRTC, (i) authorized Videotron General Partnership (“Videotron GP”), a partnership formed by the Company and its wholly-owned subsidiary 9227-2590 Québec inc., to acquire the assets of the broadcasting undertakings of the Company and (ii) approved the issuance to the partners of Videotron GP of new broadcasting licenses allowing them to continue operating the said broadcasting undertakings under the same terms and conditions as the licenses held by the Company with respect to such broadcasting undertakings.

In Broadcasting Notice of Consultation CRTC 2010-860-1, the CRTC called for applications to operate a French-language general interest pay television. The Commission seeks comments on its preliminary view that opening up the general interest pay services genre to competition in the French-language market would not offer more diversity to consumers. If the Commission determines that this preliminary view cannot be sustained, it is prepared, in the context of this call, to entertain applications for a second French-language general-interest pay television service that would be directly competitive with Super Écran.

In Broadcasting Notice of Consultation CRTC 2010-783, the CRTC initiated a public proceeding to review its regulatory framework relating to vertical integration. In light of the growing trend of industry consolidation and the transition to digital technology, the CRTC will hold a public hearing in June 2011 to consider whether it is appropriate that it expand upon existing safeguards, including in particular the reverse onus provisions as they apply to undue preference or disadvantage allegations, so as to better take into account systemic changes in the broadcasting industry. It is the CRTC’s preliminary view that the reverse onus provisions should be made generally applicable to all programming undertakings as well as to all broadcasting distribution undertakings. The CRTC also intends to review and, where appropriate, update the issues examined in Broadcasting Public Notice 2005-35. The CRTC notes that the aim of this public hearing is to put in place norms for commercial interaction amongst interested parties within the broadcasting sector that would provide all players with a fair opportunity to negotiate for such key elements as programming rights and details of carriage. With specific regard to programming rights, the CRTC reiterates its view that generally it prefers to see distribution of programs on a non-exclusive basis, as this enhances consumer choice and furthers a competitive workplace.

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

On July 28, 2009, in Broadcasting Regulatory Policy CRTC 2009-329 entitled “Review of Broadcasting in New Media”, the CRTC set out its determinations in its proceeding on Canadian broadcasting in new media. However, the CRTC did not determine the legal issue as to whether Internet access providers carry on, in whole or in part, “broadcasting undertakings” pursuant to the Broadcasting Act when they provide access to broadcasting through the Internet. Instead, the CRTC stated that it would refer the matter to the Federal Court of Appeal. Hence, the CRTC referred this question to the Federal Court of Appeal for hearing and determination in its Broadcasting Order CRTC 2009-452. On July 6, 2010, the Federal Court of Appeal determined that ISPs play a “content-neutral role” in the transmission of data and do not carry on broadcasting activities.

On August 31, 2009, the CRTC announced that it had made amendments to the Broadcasting Distribution Regulations, the Television Broadcasting Regulations (1987), the Pay Television Regulations (1990) and the Specialty Services Regulations (1990). These amendments introduce a requirement that contributions to Canadian programming be remitted on a monthly basis and reconciled on an annual basis. Among other things, the amended regulations:

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

Copyright Board Proceedings

Certain copyrights in radio, television, Internet and pay audio content are administered collectively and tariff rates are established by the Copyright Board of Canada (the “Copyright Board”). Tariffs set by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively.

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

For the period 2009-2013, the royalties have been set to between $0.48 and $0.98 per customer per month depending on the number of customers receiving the signal. The new tariff has been homologated after negotiation between the industry and collectives.

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

Royalties for Pay Audio Services

The royalties payable by distribution undertakings for the communication to the public by telecommunication of musical works in SOCAN’s repertoire in connection with the transmission of a pay audio signal other than retransmitted signals are as follows: a monthly fee of 12.35% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 6.175% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system. SOCAN has filed a proposed Pay Audio Tariff for the years 2008, 2009, 2010 and 2011 that proposes to maintain those rates.

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

Royalties for Ringtones

Since 2006, we sell ringtones directly to cellular phone users. After negotiating a proposed increase, SOCAN and the industry, including Videotron, came to an agreement on a new Tariff 24 for the period July 1, 2006 to and including the year 2013, the rate is 6% with a minimum royalty of six cents for the period 2006 to 2009, and 5% with a minimum royalty of five cents for the period 2009 to and including 2013.

ISP Liability

In 1996, SOCAN proposed a tariff to be applied against ISPs, in respect of composers’/publishers’ rights in musical works communicated over the Internet to ISPs’ customers. SOCAN’s proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that ISPs should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that ISPs do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting for third parties and caching. As a consequence, ISPs may, however, be found liable if their conduct leads to the inference that they have authorized a copyright violation.

Canadian Telecommunications Services

Jurisdiction

The provision of telecommunications services in Canada is regulated by the CRTC pursuant to the Telecommunications Act. Telecommunications Act provides for the regulation of facilities-based telecommunications common carriers under federal jurisdiction. With certain exceptions, companies that own or operate transmission facilities in Canada that are used to offer telecommunications services to the public for compensation are deemed “telecommunications common carriers” under the Telecommunications Act administered by the CRTC and are subject to regulation. Cable operators offering telecommunications services are deemed “Broadcast Carriers.”

In the Canadian telecommunications market, we operate as a CLEC and a Canadian broadcast carrier. We also operate our own 3G+ mobile wireless network and offer services over this network as a Wireless Service Provider (“WSP”).

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

Application of Canadian Telecommunications Regulation

In a series of decisions, the CRTC has determined that the carriage of “non-programming” services by a cable company results in that company being regulated as a carrier under the Telecommunications Act. This applies to a company serving its own customers, or allowing a third party to use its distribution network to provide non-programming services to customers, such as providing access to cable Internet services.

In addition, the CRTC regulates the provision of telephony services in Canada.

Elements of the CRTC’s local telecommunications regulatory framework to which we are subject include: interconnection standards and inter-carrier compensation arrangements; the mandatory provision of equal access (i.e. customer choice of long distance provider); standards for the provision of 911 service, message relay service and certain privacy features; the obligation not to prevent other local exchange carriers from accessing end-users on a timely basis under reasonable terms and conditions in MDUs where we provide service; and the payment of contribution on VoIP revenues for the purposes of the revenue-based contribution regime established by the CRTC to subsidize residential telephone services in rural and remote parts of Canada.

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

The CRTC has since approved numerous applications for local forbearance submitted by Bell Aliant, Bell Canada, Télébec and TELUS-Quebec, in both the residential and business local exchange markets. As a result, our incumbent local service competitors are now free from regulation of local exchange services in the vast majority of residential markets in which we compete, as well as in a large number of business markets, including all of the largest metropolitan markets in the Province of Quebec. These rulings granting the ILECs’ forbearance applications enable the ILECs to adjust their local exchange service prices for the approved exchanges without approval from the CRTC. Such price flexibility by our ILEC competitors for local exchange services could have an adverse impact on our ability to compete successfully with them in the local telephony market.

Right to Access to Telecommunications and Support Structures

The CRTC has concluded that some provisions of the Telecommunications Act may be characterized as encouraging joint use of existing support structures of telephone utilities to facilitate efficient deployment of cable distribution undertakings by Canadian carriers. We access these support structures in exchange for a tariff that is regulated by the CRTC. If it were not possible to agree on the use or conditions of access with a support structure owner, we could apply to the CRTC for a right of access to a supporting structure of a telephone utility. The Supreme Court of Canada, however, held on May 16, 2003 that the CRTC does not have jurisdiction under the Telecommunications Act to establish the terms and conditions of access to the support structure of hydro-electricity utilities. Terms of access to the support structures of hydro-electricity utilities must therefore be negotiated with those utilities.

We have entered into comprehensive support structure access agreements with all of the major hydro-electric companies and all of the major telecommunications companies in its service territory. Our agreement with Hydro-Quebec, by far the largest of the hydro-electric companies, was recently extended for two years and will expire in December 2012.

On December 2, 2010, the CRTC issued a decision revising the large ILECs’ support structure service rates. Significant increases in rates, retroactive to mid-2009, were approved for some categories of support structures in our operating territory. However, radical changes in rating methodology were rejected. A follow-on proceeding will consider further rating adjustments that may lead to further rate increases. We do not expect these changes to have a material impact on our network cost structure.

Access by Third Parties to Cable Networks

In Canada, access to the Internet is a telecommunications service. While Internet access services are not regulated on a retail (price and terms of service) basis, Internet access for third-party ISPs is mandated and tariffed according to conditions approved by the CRTC for cable operators.

The largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party ISPs with access to their cable systems at mandated cost-based rates. In a decision issued on August 30, 2010, the CRTC reaffirmed the network model underlying the cable operators’ third-party Internet access (or “TPIA”) services, and also reaffirmed its directive that, at the same time we offer any new retail Internet service speed, we file proposed revisions to our TPIA tariff to include this new speed offering. TPIA tariff items have been filed and approved for all our Internet service speeds, except for the Ultimate Speed Internet 120, for which the tariff item is awaiting approval. Several third party ISPs are interconnected to our cable network and are thereby providing retail Internet access services.

The CRTC also requires the large cable carriers, such as us, to allow third party ISPs to provide telephony and networking (LAS/VPN) applications services in addition to retail Internet access services. In addition, in follow-up proceedings to its decision of August 30, 2010, the CRTC is assessing whether large cable carriers should be required to provide static IP addresses under TPIA.

In a decision dated January 25, 2011, the CRTC ruled that incumbent telephone companies and cable operators may apply usage-based billing (UBB) charges, assessed on a per-end-user basis to Internet usage beyond pre-set monthly limits, to third party ISPs, subject to a mandatory 15% discount from retail UBB rates. On February 8, 2011, in response to requests from service providers and the general public, the CRTC initiated a review of this decision to determine, among other things, whether it affords small ISPs the flexibility to bring pricing discipline, innovation and consumer choice to the residential retail Internet service market.

As a result of these requirements, and depending upon the outcome of the UBB decision review, we may experience increased competition for retail cable Internet and residential telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

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

Internet Traffic Management Practices

On October 21, 2009, the CRTC issued a regulatory policy regarding the Internet traffic management practices (ITMPs) of ISPs. The policy attempts to balance the freedom of Canadians to use the Internet for various purposes with the legitimate interests of ISPs to manage the traffic thus generated on their networks, consistent with legislation, including privacy legislation. Among other things, the policy sets rules for ensuring transparency in the use of economic and technical ITMPs, and establishes an ITMP framework that provides a structured approach to evaluating whether existing and future ITMPs are in compliance with the prohibition on unjust discrimination (e.g. as against specific applications or content) found in the Telecommunications Act. Specific rules are also established to ensure that wholesale customers are not subjected to unjust discrimination.

On June 30, 2010, the CRTC determined that the policy framework regarding ITMPs applies to the use of mobile wireless data services to provide Internet access.

While we consider our current ITMPs to be fully compliant with the policy, we note that the policy may limit the range of ITMPs we could choose in the future, thereby potentially constraining our ability to recover our costs associated with providing access to our network.

Regulatory Framework for Mobile Wireless Services

Industry Canada’s policy framework for the 2008 AWS auction contained several measures intended to promote new facilities-based entry into the wireless industry. Among these measures were proposed rules to mandate inter-carrier roaming and the sharing of wireless antenna sites. On November 29, 2008, Industry Canada published the final rules for mandated roaming and site sharing, as well as the final arbitration procedure for resolving commercial disputes related to roaming and site sharing. These rules and procedures are now in effect.

On November 23, 2010, Industry Canada initiated a detailed review of its policies concerning mandatory antenna site sharing, tower sharing and roaming. This review is expected to be completed in mid-2011 and could affect the scope of carriers’ obligations under these policies and the effectiveness of the arbitration and other mechanisms available to resolve inter-carrier disputes.

On November 30, 2010, Industry Canada launched a public consultation with a view to auctioning 70 to 90 MHz of spectrum in the 700 MHz band before the end of 2012. A second public consultation was launched on February 12, 2011, with a view to auctioning 60 to 120 MHz of spectrum in the 2.5 GHz band. Both frequency bands are considered attractive candidates for the deployment of 4G Long Term Evolution (LTE) mobile wireless technology. Among the issues being considered in the consultations are: the quantity of spectrum to be auctioned; technical issues related to band plans and international coordination; the extent to which existing holders use their spectrum resources; the possible adoption of measures to promote competition, such as spectrum caps or set-asides; and the possible adoption of measures to promote open access to carrier networks. Industry Canada has also proposed three options related to auction timing: (i) the 700 MHz auction first, followed by the 2.5 GHz auction one year later; (ii) the 2.5 GHz auction first, followed by the 700 MHz auction one year later; or (iii) a combined auction to be held six months later than the first auction in the case of separate auctions. The first auction is expected to be held in late 2012 or early 2013. Decisions on all of these issues could affect our ability to acquire additional spectrum resources under favourable terms, if needed.

The government’s decision on foreign ownership restrictions could affect our ability to acquire spectrum resources under favourable terms, if needed, and could also affect the overall competitive conditions in Canadian broadcasting and telecommunications.

The CRTC also regulates mobile wireless services under the Telecommunications Act. On August 12, 1994, the CRTC released a decision forbearing from the exercise of most of its powers under the Telecommunications Act as they relate to mobile wireless service. However, the CRTC did maintain its ability to require conditions governing customer confidential information and to place other general conditions on the provision of mobile wireless service. Since 1994, the CRTC has exercised this power, for example, to mandate wireless number portability, and to require all WSPs to upgrade their networks to more precisely determine the location of a person using a mobile phone to call 911.

C-	Organizational Structure

Videotron is a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a 54.72% owned subsidiary of Quebecor. The remaining 45.28% of Quebecor Media is owned by CDP Capital d’Amérique Investissements Inc., a subsidiary of the Caisse de dépôt et placement du Québec, one of Canada’s largest pension fund managers. The following chart illustrates the corporate structure of Videotron as of December 31, 2010, including Videotron’s significant subsidiaries, together with the jurisdiction of incorporation or organization of each entity.

D-	Property, Plants and Equipment

Our corporate offices are located in leased space at 612 St-Jacques Street West, Montréal, Quebec, Canada, H3C 4M8, in the same building than Quebecor’s head office. We also own several buildings in Montréal, the largest of which is located at 2155 Pie IX Street (approximately 128,000 square feet). We also own a building of approximately 72,000 square feet located at 150 Beaubien Street in Montréal. We also lease approximately 52,000 square feet of office space in a building located at 800 de la Gauchetière Street in Montréal to accommodate staffing growth. We also lease approximately 50,000 square feet located at 4545 Frontenac Street in Montréal and 47,000 square feet at 888 de Maisonneuve Street in Montréal. In Québec City, we own a building of approximately 40,000 square feet where our regional headend for the Québec City region is located.

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

ITEM 4A - UNRESOLVED STAFF COMMENTS

None.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following operating and financial review provides information concerning our operating results and financial condition. This discussion should be read in conjunction with our consolidated financial statements and accompanying notes included under “Item 17. Financial Statements” in this annual report. It also contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed under the “Cautionary Statement regarding Forward-Looking Statements” and in “Item 3. Key Information - Risk Factors.”

OVERVIEW

We, Videotron Ltd. (“the Company”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporation Act (Québec). We are the largest cable operator in the Province of Québec and the third largest in Canada, based on the number of cable customers, as well as being a major Internet service and a telephony services provider in the Province of Québec. Videotron’s primary sources of revenues include: subscriptions for cable television, Internet access, cable and mobile telephony services, as well rental and sale of videos and video games.

This Management’s Discussion and Analysis contains an analysis of our consolidated financial position as of December 31, 2010 and the results of our operations and cash flows for the years ended December 31, 2010, 2009 and 2008. All amounts are in Canadian dollars unless otherwise indicated. The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 23 to our audited consolidated financial statements which is included under “Item 17. Financial Statements” in this annual report contains discussions of the principal differences between Canadian and U.S. GAAP and the extent to which those differences affect our consolidated financial statements.

TREND INFORMATION

Competition continues to be intense in the cable and alternative multichannel broadcast distribution industry and in the mobile telephony market. Moreover, the significant subscriber growth recorded in past years is not necessarily indicative of future growth due to penetration rates currently reached.

HIGHLIGHTS SINCE DECEMBER 31, 2009

•

In 2010, we recorded our best year ever in terms of revenues and operating income. We continued to record strong growth, posting a substantial increase in our customer base for our four major services: cable television, Internet access, cable telephony and mobile telephony. It was the 7th consecutive year of growth for all the Company’s main services.

•	In 2010, we continued the development and diversification of our suite of products and services, with a view to positioning our business for ARPU growth, including the following:

•

On September 9, 2010, we successfully launched our High-Speed Packet Access (“HSPA+”) mobile communication network (3G+ network) to customers in the Greater Montréal and Québec City Areas, and in some municipalities in-between. The service was offered to customers in the Sherbrooke, Mauricie, Bois-Francs, Laurentians, Sainte-Hyacinthe and Beloeil areas in the last quarter of 2010 making it available to the bulk of Québec’s population. We expect to be able to serve almost our entire potential customer base by the end of the second quarter of 2011, including the Saguenay/Lac St-Jean and Gatineau/Ottawa regions. As of December 31, 2010, less than four months after launching our advanced mobile services, 92,591 lines had been activated on our 3G+ network, including 55,782 new lines and 36,809 migrations from our Mobile Virtual Network Operator (“MVNO”) services.

•

As part of our 3G+ services, customers also have access through illico mobile to Videotron’s mobile shop, offering content from various television and Galaxie channels, as well as other digital items such as music, ringtones, wallpapers and games. illico mobile also includes features available on illico web such as remote programming of the customer’s personal video recorder (PVR). With the addition of this new illico platform, customers can now interrupt and resume programming at will on any of the three illico platforms (TV, Web and Mobile).

•

On September 22, 2010, we launched our Ultimate Speed Internet 120TM (TGV 120) high-speed Internet access service, offering to residents of the Québec City area the fastest speed in the Province of Québec. As of December 31, 2010, the service was offered to nearly 95% of homes passed in the Greater Québec City Area, and will gradually be rolled out to other parts of Videotron’s service area. Ultimate Speed Internet 120TM supports download speeds of 120 mbps, upload speeds of 20 mbps and offers a download limit of 170 GB and an upload limit of 30 GB. The new service complements Videotron’s existing line-up of Ultimate Speed offerings.

•

On June 16, 2010, we launched illico web (illicoweb.tv), a new Internet television service offering an exceptional variety of content to our digital television and Internet customers, at no additional cost. Television and Internet customers can now access thousands of French and English movies, series and music from 33 different television channels and 45 Galaxy music channels from their computer. Content additions will be made to the service in order to expand it into a mirror of the illico Digital TV service. Illico web also includes features such as remote programming of the customer’s PVR.

•

On January 13, 2010, the Company issued $300.0 million in aggregate principal amount of Senior Notes, before financing fees of $6.1 million. These Notes bear interest at a rate of 7.125% payable every six months on June 15 and December 15, and mature on January 15, 2020. Based on significant oversubscription to the offering and the large number of investors participating, the Videotron Senior Notes offering was the most broadly distributed Canadian dollar high yield issue to date.

NON-GAAP FINANCIAL MEASURES

We use certain supplemental financial measures that are not calculated in accordance with, or recognized by Canadian GAAP or U.S. GAAP to assess our financial performance. We use non-GAAP financial measures, such as operating income and average monthly revenue per user (“ARPU”), because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this quarterly report may not be comparable to other similarly titled measures disclosed by other companies.

Operating Income

We define operating income, reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring and other special items, income taxes, and non-controlling interest. Operating margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, is not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for our financial information reported under Canadian GAAP and U.S. GAAP. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community to analyze and compare companies in our fields of activity. Operating income has limitations as an analytical tool, including the following:

•	while amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

•	it does not reflect income tax expense or the cash necessary to pay income taxes;

•	it does not reflect financial expenses, loss on debt refinancing, or the cash necessary to pay financial expenses;

•	it does not include any gain (loss) of using financial instruments;

•	it does not include non-controlling interest; and

•	it does not include other items such as charges for restructuring operations, impairment of assets and goodwill and other special items.

It should be noted that our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure. We provide a reconciliation of operating income to net income as disclosed in our consolidated financial statements in Table 1 below.

Table 1

Reconciliation of the operating income measure used in this report to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year Ended December 31
	2010	2009	2008 (restated)[1]	2007 (restated)[1]	2006 (restated)[1]
Amounts under Canadian GAAP
Net income	$514.3	$596.9	$396.9	$326.6	$182.7
Amortization	294.2	241.2	213.0	204.2	183.8
Financial expenses	117.9	80.2	95.9	77.6	81.8
(Gain) loss on valuation and translation of financial instruments	(24.4)	(44.1)	19.7	(10.5)	(2.2)
Restructuring expenses and other special items	21.4	(2.1)	(1.4)	5.4	—
Income tax expense	112.2	100.7	73.6	38.8	63.8
Non-controlling interest in a subsidiary	0.3	0.1	0.2	0.2	0.1

Operating income as defined	$1,035.9	$972.9	$797.8	$642.3	$510.0

	Year Ended December 31
	2010	2009	2008	2007	2006 (restated)[2]
Amounts under U.S. GAAP
Net income	$484.6	$553.8	$375.0	$323.7	$168.8
Amortization	306.9	252.2	225.6	216.7	196.3
Financial expenses	117.9	80.2	90.9	76.2	81.8
(Gain) loss on valuation and translation of financial instruments	(6.8)	(20.8)	30.1	(14.1)	6.0
Restructuring expenses and other special items	21.4	1.3	0.6	5.4	—
Income tax expense	104.0	100.4	77.3	32.3	56.1
Non-controlling interest in a subsidiary	0.3	0.1	0.2	0.2	0.1

Operating income as defined	$1,028.3	$967.2	$799.7	$640.4	$509.1

(1)

On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, which also resulted in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as it clarifies the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs which are now recognized as an expense as incurred. Consequently, the Company adjusted the opening deficit as of December 31, 2004, as if the new rules had always been applied in the past and prior period comparative figures have been restated. As well, reclassifications were made in order to present certain assets, mainly software licences, as intangible assets instead of fixed assets.

(2)

On January 1, 2006, a company under common control, Videotron Telecom Ltd., merged with Videotron. On July 1, 2006, Videotron also merged with its parent, 9101-0827 Québec inc. Those transactions were accounted for using the continuity of interest method, and the results of operations and financial position of Videotron Telecom Ltd. and 9101-0827 Québec inc. have been included in these consolidated financial statements as if the three companies had always been combined. In respect to U.S. GAAP financial data, see also Note 23 “Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States” to our audited consolidated financial statements which are included under “Item 17. Financial Statements” in this annual report.

Average Monthly Revenue per User

ARPU is an industry metric that we use to measure our monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with Canadian or U.S. GAAP and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate our combined ARPU by dividing our combined cable television, Internet access, cable and mobile telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period. Specific ARPU for each of our four lines of services is calculated by dividing the revenue generated from those subscribers by the average number of subscribers for such service during the period, and then dividing the resulting amount by the number of months in the applicable period.

2010/2009 YEAR COMPARISON

Analysis of Consolidated Results of Videotron

Customer statistics

Cable television – The combined customer base for cable television services increased by 34,545 (1.9%) in 2010 (compared with 61,409 in 2009 and 77,519 in 2008) (see Table 2). As of December 31, 2010, our cable network had a household penetration rate (number of subscribers as a proportion of the 2,612,406 total homes passed as of the end of December 2010) of 69.3% versus 69.0% a year earlier and 67.5% in 2008.

•

The number of subscribers to illico Digital TV stood at 1,219,599 at the end of 2010, an increase of 135,499 or 12.5% during the year (compared with an increase of 156,778 in 2009 and an increase of 159,111 in 2008). At December 31, 2010, 67.3% of our cable television customers were subscribers to our illico Digital TV services compared with 61.0% in 2009 and 54.1% in 2008. At December 31, 2010, illico Digital TV had a household penetration rate of 46.7%, compared with 42.1% a year earlier and 36.5% in 2008.

•

The customer base for analog cable television services decreased by 100,954 (-14.6%) in 2010 (compared with a decrease of 95,369 customers in 2009 and a decrease of 81,592 customers in 2008), primarily as a result of customer migration to illico Digital TV.

Internet access – The number of subscribers to cable Internet access services stood at 1,252,104 at the end of 2010, an increase of 81,534 (7.0%) from the previous year (compared with an increase of 106,723 in 2009 and an increase of 130,858 in 2008). At December 31, 2010, cable Internet access services had a household penetration rate of 47.9%, compared with 45.5% at December 31, 2009 and 41.8% at December 31, 2008.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,114,294 at the end of 2010, an increase of 100,256 (9.9%) from the previous year (compared with an increase of 162,051 in 2009 and an increase of 215,635 in 2008). At December 31, 2010, the cable telephone service had a household penetration rate of 42.7%, compared with 39.4% at December 31, 2009 and 33.5% at December 31, 2008.

Mobile telephony service – At December 31, 2010, there were 136,111 lines activated on our mobile telephony service, an increase of 53,298 (64.4%) from the previous year (compared with an increase of 19,411 in 2009 and 18 325 in 2008). As of December 31, 2010, 92,591 lines (representing 68.0% of our total mobile telephony customers) had been activated on our 3G+ network (comprising 55,782 new lines and 36,809 lines migrated from our MVNO services), including 70,699 net lines that were activated in the last quarter of 2010. As of December 31, 2010, there were 43,520 lines still in use on our MVNO service.

Table 2

End-of-year customer numbers

(in thousands of customers)

	2010	2009	2008	2007	2006
Cable television:
Analog	592.0	692.9	788.3	869.9	948.8
Digital	1,219.6	1,084.1	927.3	768.2	623.6

Total cable television	1,811.6	1,777.0	1,715.6	1,638.1	1,572.4
Cable Internet	1,252.1	1,170.6	1,063.8	933.0	792.0
Cable telephony	1,114.3	1,014.0	852.0	636.4	397.8
Mobile telephony (in thousands of lines)	136.1	82.8	63.4	45.1	11.8

Results Analysis

Revenues: $2,209.0 million, an increase of $207.9 million (10.4%).

Combined revenues from all cable television services increased by $75.0 million (8.6%) to $950.6 million. This growth was primarily due to customer growth, the continuing migration of our customers from analog to digital services, an increase in subscribers to our High Definition packages, an increase in Video-on-Demand services, price increases implemented in March 2009 and March 2010, and the revenue related to the chargeback of the additional levy of 1.5% of gross cable television service revenue imposed by the Canadian Radio-television and Telecommunications Commission (“CRTC”) to finance the new Local Programming Improvement Fund (“LPIF”) for the benefit of conventional television broadcasters operating local stations in Canada. These increases were partially offset by higher bundling discounts due to the increase in Internet and cable and mobile telephony customers.

Revenues from Internet access services increased by $70.1 million (12.2%) to $644.3 million. The improvement was mainly due to an increase in the average number of cable Internet customers, along with increased revenues from usage of bandwidth exceeding limits stipulated in our customers’ contracts, migration of customers to more expensive packages, and price increases implemented in March 2009 and March 2010.

Revenues from cable telephony services increased by $56.1 million (15.9%) to $409.9 million. This increase was mainly due to customer growth, higher revenues per user from our small business customer base, and the chargeback of 911 fees that started in late 2009, partially offset by a decrease in long distance revenues

Revenues from mobile telephony services increased by $11.7 million (28.4%) to $53.2 million, essentially due to customer growth over the last four months following the commercial launch of our 3G+ network on September 9, 2010.

Revenues from business solutions increased by $1.5 million (2.5%) to $59.8 million, essentially due to growth in network solution services.

Revenues from sales of customer premises equipment increased by $2.5 million (4.4%) to $59.9 million, mainly due to an increase in the sale of set-top boxes and mobile telephony devices.

Revenues of Le SuperClub Vidéotron ltée decreased by $8.3 million (-26.2%) to $23.3 million, primarily because of the franchising of corporate stores and some store closings, partly offset by an increase in royalty revenues. However, the operating income of this subsidiary remained relatively stable in 2010 at $12.9 million.

Other revenues decreased slightly by $0.8 million (-9.4%) to $8.2 million, mainly due to the recognition of one-time income in 2009 from our “La Sette” subsidiary, partially offset by an increase in revenues from Indigo subscriptions.

Monthly combined ARPU: $95.73 in 2010, compared with $88.21 in 2009, an increase of $7.52 (8.5%).

Operating income: $1 035.9 million in 2010, an increase of $62.9 million (6.5%).

•	This increase was primarily due to:

•	customer growth for all services, including the growth of our mobile telephony services following the launch of our 3G+ network on September 9, 2010;

•	price increases for cable television and cable Internet access services;

•	migration of MVNO customers to more expensive packages on our 3G+ network;

•	migration of customers to more expensive packages in cable Internet access services; and

•	higher digital to analog customer mix for our television services resulting in increased ARPU.

Partially offset by:

•	higher bundling discounts;

•	increase in call centre, marketing and rent expenses, as well as network maintenance to support our growth;

•	higher regulatory fees due to the increase in revenues and introduction of the Local Programming Improvement Fund;

•	$25.6 million unfavourable variance related to 2009 adjustment to the provision for CRTC Part II license fees (for details see “CRTC Part II license fees”);

•	initial costs related to the deployment and launch of our 3G+ network, mainly due to acquisition cost per new subscriber connection of $471;

•	increase in management fees paid to our parent company; and

•	non-recurring gains of $7.4 million recorded in the first quarter of 2009.

Operating costs, expressed as a percentage of revenues: 53.1% in 2010 compared with 51.4% in 2009.

•	Operating costs as a proportion of revenues increased, primarily due to:

•	reversal of accrual for CRTC Part II licence fees in 2009 (for details see “CRTC Part II license fees”);

•	recording of operating expenses related to the 3G+ network following its launch on September 9, 2010; and

•	increase in management fees paid to our parent company.

Partially offset by:

•	fixed cost base, which does not fluctuate in sync with revenue growth;

•	reversal of a portion of accrual for support structure service rates following a favourable decision from the CRTC; and

•	increase in residential customers subscribing to two or more services. As of December 31, 2010, 74% of our customers were bundling two services or more, compared with 70% a year ago.

Amortization charge: $294.2 million, an increase of $53.0 million (22.0%) compared with 2009.

•	The increase was mainly due to:

•	amortization of our 3G+ network related fixed assets and licenses since its commercial launch on September 9, 2010; and

•	increase in acquisition of fixed assets, mostly related to telephony and Internet access services and to the modernization of our network.

Financial expenses: (primarily comprised of cash interest expense on outstanding debt) amounted to $117.9 million, an increase of $37.7 million (47.0%).

•	The increase was mainly due to:

•	$26.8 million increase in interest expense, net of amortization of financing costs and debt premium or discount, caused by higher indebtedness;

•	$3.2 million loss in 2010 (gain of $4.9 million in the same period in 2009) on foreign currency translation of short-term monetary items;

•

decrease of $2.0 million in 2010 in interest capitalized to the cost of fixed and intangible assets, reflecting interest no longer capitalized on a portion of the 3G+ network following its commercial launch;

•	$2.0 million decrease in 2010 in interests and dividends received from an affiliated company as part of tax planning transactions; and

•	increase of $1.2 million in other financial expenses, mainly due to interest income from short term monetary items.

Valuation and translation of financial instruments: Gain of $24.4 million in 2010, compared with a gain of $44.1 million in 2009, related to changes in the fair value of financial instruments, mainly embedded derivatives due to changing yield curves.

Income tax expense: $112.2 million (effective tax rate of 17.9%), compared with $100.6 million in 2009 (effective tax rate of 14.4%).

•	The increase of $11.6 million is mainly due to:

•	$20.7 million decrease related to non-taxable dividends from our parent company;

•	$9.4 million decrease due to other non-taxable items or items deductible at a lower future tax rate;

•	$11.3 million decrease related to lower deferred tax credits; and

•	$9.7 million due to changes in the valuation allowance in 2009.

Partially offset by:

•	$28.2 million related to a decrease in taxable income taxable at a lower domestic statutory tax rate; and

•	$11.4 million increase in other items, mainly explained by a reduction in future income tax liabilities in light of changes in tax audit matters, jurisprudence and tax legislation.

Restructuring expenses and other special items: $21.4 million expense in 2010 compared with $2.1 million income in 2009. This unfavourable variance of $23.5 million is mainly explained by a charge of $10.0 million, payable in March 2011, for the termination of our Mobile Virtual Network Operator (“MVNO”) agreement and a charge of

$13.9 million for the migration of our existing MVNO subscribers to our new 3G+ network. Other items also include a net gain of $2.5 million primarily related to the expropriation of assets (a net gain of $2.6 million in 2009). The Company expects to incur migration costs for mobile customers until the conversion process is complete.

Net income: $514.3 million, a decrease of $82.6 million (-13.9%).

•	The decrease was mainly due to:

•	$53.0 million increase in amortization;

•	$37.7 million increase in financial expenses;

•	$19.7 million decrease in gain on valuation and translation of financial instruments;

•	$11.6 million increase in income taxes; and

•	$23.5 million unfavourable variance of restructuring expenses and other special items.

Partially offset by:

•	$62.9 million increase in operating income (taxable at an effective rate of 17.9%).

2009/2008 YEAR COMPARISON

Analysis of Consolidated Results of Videotron

Results Analysis

Revenues: $2,001.2 million, an increase of $197.0 million (10.9%).

Combined revenues from all cable television services increased by $65.7 million (8.1%) to $875.6 million. This growth was primarily due to an increase in basic cable customers, the continuing migration of customers from analog to digital services, an increase in subscribers to our High Definition packages, as well as the price increases implemented in March 2008 and March 2009, partially offset by higher bundling discounts due to the increase in Internet and cable telephony customers.

Revenues from Internet access services increased by $74.6 million (14.9%) to $574.2 million. The improvement was mainly due to an increase in the average number of cable-modem Internet customers, along with increased revenues from over-consumption of bandwidth by customers, migration of customers to more expensive packages, and price increases implemented in March 2008 and March 2009.

Revenues from cable telephony services increased by $67.7 million (23.7%) to $353.8 million, primarily due to customer growth.

Revenues from mobile telephony services increased by $9.8 million (31.0%) to $41.4 million, primarily due to customer growth.

Revenues from business solutions decreased by $5.3 million (-8.3%) to $58.3 million, due to the end of a major contract and a decrease in network solutions revenues.

Revenues of Le SuperClub Vidéotron ltée decreased by $25.5 million (-44.7%) to $31.5 million, primarily because of the franchising of most corporate stores, sale of the StarStruck Entertainment chain and some store closures, partially offset by an increase in royalty revenues. However, the operating income of this segment nearly remained stable at $13.1 million in 2009 compared to $13.2 million in 2008.

Other revenues, which represent principally sales of customer premises equipment, increased by $10.0 million (17.8%) to $66.4 million, mainly due to an increase in the sales of set-top boxes.

Monthly combined ARPU: $88.21 in 2009, compared with $81.17 for 2008, an increase of $7.04 (8.7%).

Operating income: $972.9 million in 2009, an increase of $175.0 million (21.9%).

•	This increase was primarily due to:

•	customer growth for all services;

•	price increases for cable television services and cable Internet access services;

•	migration of customers to more expensive packages in cable Internet access services;

•	higher digital-to-analog customer mix for television services, resulting in increased ARPU;

•	$47.9 million favourable variance resulting from adjustments related to the provision for CRTC Part II license fees (for details see “CRTC Part II license fees”); and

•	non-recurring gains of $7.4 million recorded in the first quarter of 2009.

Partially offset by:

•	higher bundling discounts;

•	increase in cost of subscriber equipment and network maintenance agreements due to the weakness of the Canadian dollar compared to the U.S dollar;

•	higher regulatory fees due to the increase in revenues and introduction of the Local Programming Improvement Fund; and

•	increase in call centre and network maintenance expenses to support our growth.

Operating costs, expressed as a percentage of revenues: 51.4% in 2009 compared with 55.8% in 2008.

•	Operating costs as a proportion of revenues decreased slightly for the following reasons:

•	fixed costs base, which does not fluctuate in sync with revenue growth;

•	marginal impact on costs of higher consumption revenues and price increases; and

•	reversal of the accrual for the CRTC Part II license fees.

Amortization charge: $241.2 million, an increase of $28.1 million (13.2%) compared with 2008. The increase was mainly due to an increase in the acquisition of fixed assets, mostly related to telephony and Internet access services and the modernization of our network.

Financial expenses: $80.2 million, a decrease of $15.7 million (-16.4%).

•	The decrease was mainly due to:

•	lower base interest rates; and

•	$4.9 million gain in 2009 (a loss of $5.0 million in 2008) on foreign currency translation of short-term monetary items.

The increase in interest expense caused by higher indebtedness was largely compensated by the portion of interest capitalized to the cost of fixed and intangible assets.

Valuation and translation of financial instruments: Gain of $44.1 million in 2009, compared with loss of $19.7 million in 2008, related to changes in the fair value of financial instruments, including embedded derivatives due to changing yield curves.

Income tax expense: $100.6 million (effective income tax rate of 14.4%), compared with $73.6 million in 2008 (effective tax rate of 15.6%).

•	The variation in the effective income tax rate as compared to the statutory income tax rate in 2009 was mainly due to:

•	$73.1 million in non-taxable dividends from related parties;

•	$19.6 million due to non-deductible charges, non-taxable income and differences between current and future tax rates; and

•	$14.0 million due to the recording of a deferred credit related to the acquisition of tax losses in prior years.

Net income: $596.9 million, an increase of $200.0 million (50.4%).

•	The increase was mainly due to:

•	$175.0 million increase in operating income (taxable at an effective rate of 14.4%;

•	$15.7 million decrease in financial expenses; and

•	$63.8 million increase in gain on valuation and translation of financial instruments.

Partially offset by:

•	$28.1 million increase in amortization.

Other Developments since December 31, 2009

On July 21, 2009, pursuant to an initial application from TELUS, the CRTC initiated a new proceeding to review support structure service rates of the large ILECs. The CRTC simultaneously declared all current support structure service rates to be interim, opening up the possibility that any new rates that emerge from the proceeding may be applied retroactively to July 21, 2009. Until recently, cable carriers, including Videotron, have successfully challenged attempts by the ILECs to modify the costing methodology employed by the CRTC when rates were last reviewed in 1995. On December 2, 2010, the CRTC issued a decision revising the large Incumbent Local Exchange

Carrier’s (“ILECs”) support structure service rates. Significant increases in rates, retroactive to mid-2009, were approved for some categories of support structures in Videotron’s operating territory; however radical changes in rating methodology were rejected. A follow-on proceeding will consider further rating adjustments that may lead to further rate increases. However, we do not expect these changes to have a material impact on Videotron’s network cost structure.

On June 30, 2010, Bill 60, a legislation to amend Quebec’s Consumer Protection Act, came into effect. The new bill, modifying the existing Consumer Protection Act, brings a number of amendments relating to the establishment, modification, renewal and cancelation of contracts between a service provider and the consumers. Videotron amended its contracts with customers and some of its operational processes to comply with the new regulations. However, compliance with Bill 60 did not have an impact on Videotron’s financial results and customer’s satisfaction.

CRTC Part II Licence fees

In 2003 and 2004, a number of companies, including Videotron, brought suit against the Crown before the Federal Court alleging that the Part II licence fees paid annually to the CRTC by broadcasters and broadcasting distribution undertakings constituted, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). Following a Federal Court of Appeal judgment in 2008 overturning a Federal Court ruling in favour of the plaintiffs, leave to appeal to the Supreme Court of Canada was granted in 2008. In view of the unfavourable Court of Appeal judgment, the Company recognized a provision totalling $25.6 million for Part II licence fees in 2008, including a retroactive provision for Part II licence fees accumulated since September 1, 2006.

On October 7, 2009, the parties to the proceeding, including Videotron, agreed to an out-of-court settlement whereby the plaintiff companies withdrew their legal challenges and monetary claims, and the government agreed not to claim the unpaid Part II licence fees for the period of September 1, 2006 through August 31, 2009. In view of this settlement, in the fourth quarter of 2009, the Company reversed a $33.8 million provision for unpaid Part II licence fees as of August 31, 2009. As the method for assessing CRTC Part II licence fees has been changed, our financial results for the period from September 1, 2009 to December 31, 2009 and for the period ended December 31, 2010 therefore include provisions of $3.3 million and a $10.0 million respectively.

CASH FLOW AND FINANCIAL POSITION

Operating Activities

2010 financial year

Cash flows provided by operating activities: $816.7 million in 2010, compared with $888.4 million in 2009, a decrease of $71.7 million (8.1%).

•	The decrease was mainly due to:

•

$53.3 million negative variance in non-cash balances related to operations, mainly due to a $65.0 million variation in inventories; $36.3 million variation in accounts receivable and a $12.5 million variation in prepaid expenses, partially offset by a $27.2 million variation in deferred revenues; a $13.0 variation in accounts payables and a $13.5 million variation in income taxes payable;

•	$20.9 million variation in current income taxes in 2010;

•	$23.5 million increase in restructuring expenses and other special items; and

•	$37.3 million increase in financial and foreign exchange expenses.

Partially offset by:

•	$62.9 million increase in operating income.

2009 financial year

Cash flows provided by operating activities: $888.4 million in 2009, compared with $712.3 million in 2008, an increase of $176.1 million (24.7%), mainly due to the increase in operating income.

Investing Activities

2010 financial year

Cash flows used in investing activities: $1,097.3 million in 2010, compared with $248.1million provided in 2009, an unfavourable variance of $1,345.4 million.

•	This unfavourable variance was mainly due to:

•	acquisition of $370.0 million in shares of a company under common control in 2010 for tax consolidation purposes compared with a disposal of $795.0 million of those shares in 2009; and

•	increase of $234.8 million in the acquisition of fixed and intangible assets, compared with 2009.

Partially offset by:

•	$60.0 million net change in temporary investments; and

•	other investing activities, including proceeds from disposal of fixed and intangible assets.

2009 financial year

Cash flows provided by investing activities: $248.1 million provided in 2009, compared with $1,043.9 million used in 2008, an increase of $1,292.0 million.

•	The increase was mainly due to:

•	acquisition in 2008 of $554.5 million in shares of a company under common control in order to pay for the successful bids on 17 new spectrum licences for AWS; and

•	disposal of $795.0 million in shares of a company under common control in 2009 for tax consolidation purposes compared with acquisition of $60.0 million of those shares in 2008.

Partially offset by:

•	$105.7 million increase in acquisition of fixed and intangible assets, compared to 2008.

Financing Activities

2010 financial year

Cash flows provided by financing activities: $226.6 million provided in 2010, compared with $986.2 million used in 2009.

•	The $1,212.8 million increase in cash flows provided was mainly due to:

•

issuance of a $370.0 million subordinated loan from Quebecor Media in 2010 for tax consolidation purposes compared with a repayment of a $795.0 million subordinated loan from Quebecor Media in 2009; and

•	a decrease in net borrowings under our bank credit facility of $207.7 million in 2009 (repaid in full) compared with none in 2010.

Partially offset by:

•

issuance, in 2010, of $300.0 million aggregate principal amount of 7.125% Senior Notes ($293.9 million net of financing costs), compared with an issuance in 2009 of $332.4 million aggregate principal amount of Senior Notes ($325.5 million net of financing costs); and

•	net increase in cash distributions to our parent company, Quebecor Media of $134.0 million ($437.0 million in 2010, compared with $303.0 million in 2009).

2009 financial year

Cash flows used by financing activities: $986.2 million used in 2009, compared with $331.7 million provided in 2008.

•	The $1,317.9 million decrease was mainly due to:

•	repayment of a $795.0 million subordinated loan from Quebecor Media in 2009 for tax consolidation purposes, compared with $60.0 million of loan issued by Quebecor Media in 2008;

•	net increase in cash distributions to our parent company, Quebecor Media of $73.0 million ($303.0 million in 2009, compared with $230.0 million in 2008);

•

issuance, in 2008, of $455.0 million aggregate principal amount of 9 1/8% Senior Notes ($447.6 million net of financing costs), compared with issuance in 2009 of $332.4 million aggregate principal amount of a second series of the same notes ($325.5 million net of financing costs); and

•	decrease in net borrowings under bank credit facility of $207.7 million in 2009 (repaid in full) compared with an increase of $59.9 million in 2008.

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our 3G+ network, working capital, interest payments, debt repayments, pension plan contributions, and dividends in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries.

Financial Position as of December 31, 2010

Net available liquid assets: $733.7 million for the Company and its wholly owned subsidiaries, consisting of $94.4 million in cash and $639.3 in unused lines of credit.

Uses of Liquidity and Capital Resources

Our principal liquidity and capital resource requirements consist of:

•

capital expenditures to maintain and upgrade our network in order to support the growth of our customer base and the launch and expansion of new or additional services, including the completion and expansion of our 3G+ network launched in September 2010;

•	servicing and repayment of debt;

•	purchase of shares of Quebecor Media. and service of subsidiary subordinated loan;

•	income tax transactions; and

•	distributions to shareholder.

Capital Expenditures: $758.7 million in 2010, an increase of $234.8 million (44.8%) compared with 2009.

•	The increase was mainly due to:

•	investments in the 3G+ network, higher investments in our Internet network and modernization of certain parts of our network.

We continue to focus on success-driven capital spending.

Table 3

Addition to fixed and intangible assets

(in millions of Canadian dollars)

	2010	2009	Variance
Customer premises equipment	$128.1	$119.6	$8.5
Scaleable infrastructure	329.9	145.1	184.8
Line extensions	61.5	53.7	7.8
Upgrade/Rebuild	110.8	83.7	27.1
Support capital	91.1	82.8	8.3

Total additions to fixed and intangible assets	$721.4	$484.9	$236.5

Interest capitalized to cost of fixed and intangible assets and other	37.3	39.0	(1.7)

Total additions to fixed and intangible assets per financial statements	$758.7	$523.9	$234.8

Service and Repayment of Debt: Cash interest payments of $150.2 million in 2010, an increase of $33.4 million compared with 2009.

•	The increase was mainly due to:

•

issuance, in January 2010, of $300.0 million in aggregate principal amount of 7 1/8% Senior Notes and issuance in March 2009, of US$260.0 million in aggregate principal amount of 9 1/8% Senior Notes; and

•	increase in base interest rates.

Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan: Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into certain transactions described below that have the effect of using tax losses within the Quebecor Media group.

On January 4, 2008, the Company contracted a subordinated loan of $415.0 million from Quebecor Media bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, the Company invested the total proceeds of $415.0 million in 415,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media. The shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On January 4, 2008, CF Cable TV Inc., a wholly owned subsidiary of the Company, contracted a subordinated loan of $170.0 million from Quebecor Media bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, CF Cable TV Inc. invested the total proceeds of $170.0 million into 170,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media. The shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On December 23, 2008, 9101-0835 Québec Inc., a subsidiary of Quebecor Media, redeemed 525,000 preferred shares, Series B, for a total cash consideration of $525.5 million, including cumulative dividends of $0.5 million. On the same day, the Company used the total proceeds of $525.0 million to repay part of its subordinated loan contracted from Quebecor Media on January 3, 2007.

On January 9, 2009, CF Cable TV Inc., a wholly owned subsidiary of the Company, increased the subordinated loan by $190.0 million from Quebecor Media, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 9, 2024. On the same day, CF Cable TV Inc. invested the total proceeds of $190.0 million into 190,000 preferred shares, Series B, of 9101-0835 Québec Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On November 26, 2009, 9101-0835 Québec Inc., a subsidiary of Quebecor Media, redeemed 500,000 preferred shares, Series B, for a total cash consideration of $500.0 million, including cumulative dividends of $23.6 million. On the same day, the Company used the total proceeds of $500.0 million to repay part of its subordinated loan contracted from Quebecor Media.

On December 18, 2009, 9101-0835 Québec Inc., a subsidiary of Quebecor Media, redeemed from CF Cable TV Inc., a wholly owned subsidiary of the Company, 485,000 preferred shares, Series B, for a total cash consideration of $485.0 million, including cumulative dividends of $0.5 million. On the same day, the CF Cable TV Inc. used the total proceeds of $485.0 million to repay its entire subordinated loan contracted from Quebecor Media.

On September 15, 2010, the Company contracted a subordinated loan of $1.3 billion from Quebecor Media, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on September 15, 2025. On the same day, the Company invested the total proceeds of $1.3 billion into 1,300,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On December 20, 2010, 9101-0835 Québec Inc., a subsidiary of Quebecor Media., redeemed 930,000 preferred shares, Series B, for a total cash consideration of $930.0 million, including cumulative dividends of $68.5 million. On the same day, the Company used the total proceeds of $930.0 million to repay part of its subordinated loan contracted from Quebecor Media.

Income Tax transactions: In 2010, 2009 and 2008, the Company’s ultimate parent company, Quebecor Inc., transferred $26.4 million, $30.1 million and $104.9 million, respectively, of non-capital tax losses to the Company in exchange for cash considerations of $6.0 million, $6.3 million and $18.4 million, respectively. These transactions were recorded at the exchange amounts. As a result, the Company recorded reductions of $2.7 million, $14.0 million and $4.9 million in its income tax expense in 2010, 2009 and 2008, respectively, and expects to reduce its income tax expense by $1.5 million in future years.

On December 26, 2010, as part of the acquisition of Imprimerie Quebecor Media Inc. from its parent company, the Company issued 1,552 common shares, Series A for a total consideration of $3.4 million. This transaction was recorded at the carrying amount. As a result, the Company recorded future income tax assets of $3.4 million and a reduction of $3.0 million in its capital tax expense.

Distributions to our Shareholder: During the year ended December 31, 2010, we paid $437.0 million to our sole shareholder, Quebecor Media, in respect of dividends, compared to total cash distributions of $303.0 million in 2009. See Note 14 to our audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 for more information on capital stock. We expect to make cash distributions to our shareholder in the future, within the limits set by the terms of our indebtedness and applicable laws.

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

At December 31, 2010, our material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments. Table 4 below shows a summary of our contractual obligations.

Table 4

Contractual obligations of Videotron

Payments due by period as December 31, 2010

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Contractual obligations[1]					—
Accounts payable and accrued charges	$395.9	$395.9	$—	$—	$—
Amounts payable to affiliated company	23.2	23.2	—	—	—
6 7/8% Senior Notes due January 15, 2014	650.8	—	—	650.8	—
6 3/8% Senior Notes due December 15, 2015	173.6	—	—	173.6	—
9 1/8% Senior Notes due April 15, 2018	702.3	—	—	—	702.3
7 1/8% Senior Notes due January 15, 2020	300.0	—	—	—	300.0
Cash Interest Expense[2]	945.6	135.9	310.0	236.1	263.6
Derivative financial instruments[3]	302.8	—	—	213.4	89.4
Lease commitment	253.9	41.1	55.9	38.9	118.0
Services and capital equipment commitment	46.2	31.1	13.9	1.2	—

Total contractual cash obligations	$3794.3	$627.2	$379.8	$1314.0	$1473.3

1

This table excludes obligations under subordinated loans due to Quebecor Media, our parent company, the proceeds of which were used to invest in preferred shares of an affiliated company for tax consolidation purposes for the Quebecor Media group. See note 8 to our audited consolidated financial statements included under “Item 17. Financial Statements” in this annual report.

2	Estimate of interest to be paid on long-term debt and bank indebtedness is based on the hedged and unhedged interest rates and hedged foreign exchange rate as at December 31, 2010.
3	Estimated net future reimbursements on derivative financial instruments related to foreign exchange hedging.

On January 13, 2010, $300.0 million in aggregate principal amount of Senior Notes were issued for net proceeds of $293.9 million, net of financing fees of $6.1 million. The Senior Notes bear interest at 7.125% payable every six months on June 15 and December 15, and mature on January 15, 2020. These notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of the Company.

The notes are redeemable at the option of the Company, in whole or in part, at any time prior to January 15, 2015, at a price based on a make-whole formula and at a decreasing premium from January 15, 2015 and thereafter.

We rent premises and equipment under operating leases and have entered into long-term commitments to purchase services and capital equipment that call for total future payments of $300.1 million, including $119.5 million for future rent payment to our ultimate parent company. During the year ended December 31, 2010, we renewed or extended several leases and entered into new operating leases in the ordinary course of business.

We are party to a management agreement with Quebecor Media for services it provides us, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Under this agreement, management fees amounted to $34.8 million in 2010, $25.1 million in 2009, and $25.4 million in 2008. The agreement provides for an annual management fee to be agreed upon for the year 2011. In addition, our parent company is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. See “Related Party Transactions” in the financial statements.

Pension Plan and Post-retirement Benefits: Videotron regularly monitors the funded status of its pension plans. The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by Videotron to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, totaled $12.5 million for the year ended December 31, 2010 ($8.4 million in 2009 and $9.7 million in 2008).

Financial Instruments

Videotron uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.

As of December 31, 2010, Videotron used derivative financial instruments to manage its exchange rate and interest rate exposure. The Company has entered into cross-currency interest rate swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt and to manage the impact of interest rate fluctuations on some of its long-term debt.

Videotron has also entered into currency forward contracts in order to hedge, among other things, the planned purchase, in U.S. dollars, of digital set-top boxes, modems, handsets and certain capital expenditures, including equipment for the 3G+ network.

The Company does not hold or use any derivative financial instruments for trading purposes.

Certain cross-currency interest rate swaps entered into by Videotron and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

The loss (gain) on valuation and translation of financial instruments for the third quarter and first nine months of 2010 is summarized in Table 5.

Table 5

(Gain) loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Twelve months ended December 31
	2010	2009	2008
(Gain) loss on embedded derivatives	$(25.4)	$(29.6)	$6.8
(Gain) loss on ineffective portion of fair value hedges	1.0	(14.5)	12.9

	$(24.4)	$(44.1)	$19.7

Gain of $20.0 million was recorded under Other Comprehensive Income (loss) in 2010, in relation to cash flow hedging relationships (losses of $17.0 million and $4.1 million in 2009 and 2008 respectively).

The fair value of long-term debt and derivative financial instrument is shown in Table 6, “Fair value of long-term debt and derivative financial instruments” below.

Related Party Transactions

In addition to the related party transactions disclosed elsewhere in this annual report, the Company entered into the following transactions with affiliated companies. These transactions have been recorded at the exchange value in the normal course of business, which is the amount established and agreed to by the related parties:

Table 6

Related Party Transactions

(in millions of Canadian dollars)

	2010	2009	2008
Ultimate parent and parent company:
Revenues	$0.1	$0.1	$0.3
Direct costs and operating expenses	5.8	4.5	4.5
Operating expenses recovered	(1.4)	(0.8)	(0.4)

Affiliated companies:
Revenues	9.7	9.7	10.0
Direct costs and operating expenses	56.3	51.8	51.9
Operating expenses recovered	$(0.5)	$—	$—

Off-Balance Sheet Arrangements

Guarantees

In the normal course of business, the Company enters into numerous agreements containing guarantees, including the following:

Operating Leases

Videotron has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of the lease term) and should the fair value of the leased assets be less than the guaranteed residual value, we must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, a subsidiary of the Company has provided guarantees to the lessor under premises leases for certain video store franchisees, with expiry dates through 2015. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As of December 31, 2010, the maximum exposure in respect of these guarantees was $17.8 million and no liability has been recorded in the consolidated balance sheet. We have not made any payments relating to these guarantees in prior years.

Outsourcing Companies and Suppliers

In the normal course of its operations, we enter into contractual agreements with outsourcing companies and suppliers. In some cases, the Company agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, we provide indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents us from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated financial statements with respect to these indemnifications. We have not made any payments relating to these guarantees in prior years.

Guarantees Related to our Various Existing Notes

The senior bank secured credit facilities provide for a $575.0 million secured revolving credit facility that matures in April 2012 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance or Canadian prime rates, plus a margin, depending on our leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate plus a margin. The senior bank secured credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Company and its subsidiaries. As of December 31, 2010 Videotron’s senior bank secured credit facilities were secured by assets with a carrying value of $5,585.6 million ($4,690.6 million in 2009). The senior bank secured credit facilities contain covenants such as maintaining certain financial ratios and some restrictions on the payment of dividends and asset acquisitions and dispositions. As of December 31, 2010 and 2009, no amount was drawn on this facility.

Risks and Uncertainties

Financial risk management

Videotron’s financial risk management policies have been established in order to identify and analyze the risks faced by Videotron, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in Videotron’s activities.

As a result of its use of financial instruments, Videotron is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations. In order to manage its foreign exchange and interest rate risks, Videotron and its subsidiaries use derivative financial instruments (i) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed and variable rate debts. Videotron does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes. Videotron designates its derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

Description of Derivative Financial Instruments

Table 7

Foreign exchange forward contracts at December 31, 2010

(in millions of dollars)

Currencies (sold/bought)	Maturing	Average exchange rate	Notional amount
$/US$	Less than 1 year	1.0168	139.5

Table 8

Cross-currency interest rate swaps at December 31, 2010

(in millions of dollars)

	Period covered	Notional amount	Annual effective interest rate using hedged rate	Annual nominal interest rate of debt	CDN dollar exchange rate on interest and capital payments per one U.S. dollar
Senior Notes	2004 to 2014	US$ 190.0	Bankers’ acceptances 3 months +2.80%	6.875%	1.2000
Senior Notes	2004 to 2014	US$ 125.0	7.45%	6.875%	1.1950
Senior Notes	2003 to 2014	US$ 200.0	Bankers’ acceptances 3 months +2.73%	6.875%	1.3425
Senior Notes	2003 to 2014	US$ 135.0	7.66%	6.875%	1.3425
Senior Notes	2005 to 2015	US$ 175.0	5.98%	6.375%	1.1781
Senior Notes	2008 to 2018	US$ 455.0	9.65%	9.125%	1.0210
Senior Notes	2009 to 2018	US$ 260.0	9.12%	9.125%	1.2965

Certain cross-currency interest rate swaps entered into by Videotron include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

Fair value of financial instruments:

The carrying amount of cash, cash equivalents, temporary investments, accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges to external or related parties (classified as other liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand. Other financial instruments classified as loans and receivables or as available-for-sale are not significant and their carrying value approximates their fair value.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When Videotron uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the balance sheet is estimated as per Videotron’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs on the market to the net exposure of the counterparty or Videotron.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models, including volatility and discount factors.

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2010 and 2009 are as follows:

Table 9

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	December 31, 2010		December 31, 2009
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(1,826.7)	$(1,934.4)	$(1,613.8)	$(1,688.7)
Derivative financial instruments
Early settlement options	54.8	54.8	30.5	30.5
Foreign exchange forward contracts	(2.4)	(2.4)	(5.6)	(5.6)
Cross-currency interest rate swaps	(286.6)	(286.6)	(223.8)	(223.8)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The estimated sensitivity on income and other comprehensive income, before income tax and non-controlling interest, of a 100 basis-point variance in the credit default premium used to calculate the fair value of derivative financial instruments, as per Videotron’s valuation models, is as follows:

Increase (decrease) (in million of Canadian dollars)	Income	Other comprehensive income
Increase of 100 basis points	$2.4	$8.8
Decrease of 100 basis points	(2.4)	(8.8)

Due to the judgment used in applying a wide range of acceptable techniques and estimates in calculating fair value amounts, fair values are not necessarily comparable among financial institutions or other market participants and may not be realized in an actual sale or the immediate settlement of the instrument.

Credit Risk Management

Credit risk is the risk of financial loss to Videotron if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2010, no customer balance represented a significant portion of Videotron’s consolidated trade receivables. We establish an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $14.0 million as of December 31, 2010 ($15.7 million as of December 31, 2009). As of December 31, 2010, 6.2 % of trade receivables were 90 days past their billing date (7.8 % as of December 31, 2009).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2010 and 2009:

(in million of Canadian dollars)	2010	2009
Balance as of beginning of year	$15.7	$16.0
Charged to income	20.3	20.3
Utilization	(22.0)	(20.6)

Balance as of end of year	$14.0	$15.7

Videotron believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product line demand. Videotron does not believe that it is exposed to an unusual level of customer credit risk.

As a result of its use of derivative financial instruments, Videotron is exposed to the risk of non-performance by a third party. When Videotron enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with Videotron’s risk management policy and are subject to concentration limits.

Liquidity Risk Management

Liquidity risk is the risk that Videotron will not be able to meet its financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. Videotron manages this exposure through staggered debt maturities. The weighted average term of Videotron’s consolidated debt was approximately 5.7 years as of December 31, 2010 (6.2 years as of December 31, 2009).

Market Risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of Videotron’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign Currency Risk

Most of Videotron’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes, modems, handsets and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. Videotron and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on 100% of their U.S. dollar-denominated debt obligations outstanding as of December 31, 2010 and to hedge their exposure on certain purchases of set-top boxes, cable modems, handsets and certain capital expenditures. Accordingly, Videotron’s sensitivity to variations in foreign exchange rates is economically limited.

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax and non-controlling interest, of a variance of $0.10 in the year-end exchange rate of a Canadian dollar per one U.S. dollar:

Increase (decrease) (in millions of Canadian dollars)	Income	Other comprehensive income

Increase of $0.10

U.S. dollar-denominated accounts payable	$(1.0)	$—
(Gain) loss on valuation and translation of financial instruments and derivative financial instruments	(1.4)	41.4

Decrease of $0.10

U.S. dollar denominated accounts payable	1.0	—
(Gain) loss on valuation and translation of financial instruments and derivative financial instruments	1.4	(41.4)

Interest Rate Risk

Videotron’s revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers’ acceptance rate (BA) and (ii) Canadian prime rate. The Senior Notes issued by the Company bear interest at fixed rates. The Company has entered into various cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. After taking into account the hedging instruments, the long-term debt is comprised of 76.7% of fixed rate debt and 23.3% of floating rate debt as of December 31, 2010 (72.9% of fixed rate debt and 27.1% of floating rate debt in 2009).

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

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments, as per the Company’s valuation model, is as follows:

Increase (decrease) (in millions of Canadian dollars)	Income	Other comprehensive income
Increase of 100 basis points	$1.0	$8.1
Decrease of 100 basis points	(1.0)	(8.1)

Capital Management

Videotron’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

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

Videotron’s capital structure is composed of shareholders’ equity, bank indebtedness, long-term debt, net assets and liabilities related to derivative financial instruments, and non-controlling interest, less cash and cash equivalents and temporary investments. The capital structure is as follows:

Table 10

Capital structure of Videotron

(in millions of dollars)

	2010	2009
Long-term debt	$1,786.1	$1,592.3
Net liabilities related to derivative financial instruments	289.0	229.4
Non-controlling interest	1.1	1.0
Cash and cash equivalents	(96.3)	(150.3)
Temporary investments	—	(30.0)

Net liabilities	1,979.9	1,642.4
Shareholders’ equity	$800.6	$701.3

Videotron is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate to permitted investments, inter-company transactions, the declaration and payment of dividends or other distributions.

Contingencies

Legal proceedings against certain of the Company’s subsidiaries were initiated by another company in relation to printing contracts, including the resiliation of printing contracts. As with any litigation subject to a judicial process, the outcome of such proceedings is impossible to determine with certainty. However, management believes that the suits are without merit and intends to vigorously defend its position.

A number of other legal proceedings against the Company and its subsidiaries are pending. In the opinion of the management of the Company and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Company’s consolidated results or on its consolidated financial position.

Summary of Critical Accounting Policies and Estimates

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

The following significant areas require management to use assumptions and make estimates:

•	revenue recognition

•	impairment testing of goodwill, intangible assets and fixed assets;

•	fair value of financial instruments;

•	costs and liabilities related to pension and postretirement benefit plans;

•	allowance for doubtful accounts, the provision for obsolescence and allowance for sales returns;

•	net realizable value of inventories;

•	provisions such as legal contingencies and restructuring of operations;

•	residual value and useful life of assets subject to amortization;

•	future income taxes;

•	government assistance and income tax credits; and

•	stock-based compensation.

Revenue Recognition

Videotron recognizes its operating revenues when the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed or determinable; and

•	the collection of the sale is reasonably assured.

The portion of revenue that is unearned is recorded under “Deferred revenue” when customers are invoiced.

Revenue recognition policies for each of the Company’s main product lines are as follows:

Cable and mobile services are provided under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, internet, cable telephony or mobile telephony, including connecting costs) and the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined.

Cable connection revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection costs, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of these costs over the related revenues is recognized immediately in income. Revenues from cable television and other services, such as Internet access, cable telephony and mobile telephony, are recognized when services are rendered. Revenue from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and in the case of mobile devices, revenues from equipment sales are recognized in income when the device is delivered and activated. Revenues from video rentals are recorded as revenue when services are provided. Promotional offers related to subscriber services are accounted for as a reduction in the related service revenue over the period of performance of the service contract or over the estimated average period that subscribers are expected to remain connected. Promotional offers related to equipment sales, including mobile devices, are accounted for as a reduction in the related equipment sales when the equipment is delivered. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

Goodwill

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps.

In the first step, the fair value of a reporting unit is compared with its carrying amount. To determine the fair value of the reporting unit, Videotron uses the discounted future cash flows valuation method and validates the results by comparing with values calculated using other methods, such as operating income multiples or market price.

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

The fair value of goodwill is determined in the same manner as for a business combination. Videotron allocates the fair value of a reporting unit to all of the identifiable assets and liabilities of the unit, whether or not recognized separately and the excess of the fair value over the amounts assigned to the reporting unit’s identifiable assets and liabilities is the fair value of goodwill.

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

The net book value of goodwill as at December 31, 2010 was $432.4 million.

Impairment of Long-Lived Assets

Videotron reviews the carrying amounts of its long-lived assets with definite useful life by comparing the carrying amount of the asset or group of assets with the projected undiscounted future cash flows associated with the asset or group of assets when events indicate that the carrying amount may not be recoverable. Such assets include property plant and equipment, customer relationships and non-competition agreements. Examples of such events and changes include a significant decrease in the market price of an asset, the decommissioning of an asset, costs that significantly exceed the amount initially estimated for the acquisition or construction of an asset, and operating or cash flow losses associated with the use of an asset. In accordance with Section 3063 of the CICA Handbook, Impairment of Long-Lived Assets, an impairment test is carried out when the carrying amount of an asset or group of assets held for use exceeds the sum of the undiscounted future cash flows expected from its use or disposal. The amount by which the asset’s or group of asset’s carrying amount exceeds its fair value is recognized as an impairment loss. Videotron estimates future cash flows based on historical performance as well as on assumptions as to the future economic environment, pricing and volume. Quoted market prices are used as the basis for fair value measurement.

Derivative Financial Instruments and Hedge Accounting

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative financial instruments for speculative purposes. Under hedge accounting, the Company documents all hedging relationships between hedging items and hedged items, as well as its strategy for using hedges and its risk-management objective. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges. The Company assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.

The Company enters into the following types of derivative financial instruments:

•

The Company uses foreign exchange forward contracts to hedge the foreign currency rate exposure on (i) anticipated equipment or inventory purchases in a foreign currency and (ii) principal payments on long-term debt in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.

•

The Company uses cross-currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed Canadian dollars are designated as cash flow hedges. The Company’s cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed Canadian dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

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

•

For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Any change in the fair value of these derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

Derivative financial instruments that are ineffective or that are not designated as hedges, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a mark-to-market basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in income as gain or loss on valuation and translation of financial instruments.

The judgment used in determining the fair value of derivative financial instruments and the non-performance risk, using valuation models, may affect the value of the gain or loss on valuation and translation of financial instruments reported in the statements of income, and the value of the gain or loss on derivative financial instruments reported in the statements of comprehensive income.

Pension Plans and Post-Retirement Benefits

Videotron offers defined benefit pension plans and defined contribution pension plans to some of its employees. Videotron’s policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of Videotron’s numerous pension plans have been performed at different dates in the last three years and the next required valuations will be performed at various dates over the next three years. Pension plan assets are measured at fair value and consist of equities and corporate and government fixed-income securities.

Videotron’s obligations with respect to pension plans and postretirement benefits are assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of Videotron’s actuaries. Key assumptions relate to the discount rate, the expected return on the plan’s assets, the rate of increase in compensation, and health care costs.

Videotron considers the assumptions used to be reasonable in view of the information available at this time. However, variances from these assumptions could have a material impact on the costs and obligations of pension plans and postretirement benefits in future periods.

Allowance for Doubtful Accounts

Videotron maintains an allowance for doubtful accounts to cover anticipated losses from customers who are unable to pay their debts. The allowance is reviewed periodically and is based on an analysis of specific significant accounts outstanding, the age of the receivable, customer creditworthiness, and historical collection experience.

Future Income Taxes

Videotron is required to assess the ultimate realization of future income tax assets generated from temporary differences between the book basis and tax basis of assets and liabilities and losses carried forward into the future. This assessment is judgmental in nature and is dependent on assumptions and estimates as to the availability and character of future taxable income. The ultimate amount of future income tax assets realized could be slightly different from that recorded, since it is influenced by Videotron’s future operating results.

Videotron is at all times under audit by various tax authorities in each of the jurisdictions in which it operates. A number of years may elapse before a particular matter for which management has established a reserve is audited and resolved. The number of years between each tax audit varies depending on the tax jurisdiction. Management believes that its estimates are reasonable and reflect the probable outcome of known tax contingencies, although the final outcome is difficult to predict.

Recent Accounting Developments in Canada

Beginning on January 1, 2011, Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). For its 2011 interim and annual financial statements, the Company will be required to report under IFRS and to provide IFRS comparative information for the 2010 financial year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Company has designated an implementation team that includes a project manager, senior levels of management from all relevant departments and subsidiaries, and a steering committee to oversee the project. An external expert advisor has also been hired to assist.

Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.

The conversion project consists of four phases:

“Diagnostic” Phase – This phase involved a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters, and a high-level assessment of potential consequences on financial reporting, business processes, internal controls, and information systems.

“Design and Solutions Development” Phase – This phase involved prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of converting to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.

“Implementation” Phase – This phase involved embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, parallel accounting in 2010 under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS of the 2010 comparatives figures in the 2011 financial statements.

“Post-Implementation” Phase – This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.

The Company has completed the diagnostic and project design phases, has developed solutions for all of the important topics, and has executed its project implementation strategy. Comprehensive training has been given to key employees throughout the organization who will be affected by the changeover to IFRS, and the progress of the Company’s changeover plan continues to be communicated to internal and external stakeholders.

Management has assessed the exemptions from full retrospective application available under IFRS 1, First-Time Adoption of International Financial Reporting Standards, and their potential impacts on the Company’s financial position.

The significant transitional exemptions that the Company will elect and their related impacts in the opening balance sheet are as follows:

Exemption	Application of exemption
Business combinations	The Company has elected not to restate any business combinations that occurred prior to January 1, 2010. No impact is expected in the transitional balance sheet.
Employee benefits	On transition, the Company has elected to recognize immediately cumulative actuarial gains and losses arising from all of its defined benefit plans as at the transition date in opening retained earnings, with a corresponding increase in pension liabilities.
Borrowing costs	On transition, the Company has elected to capitalize borrowing costs as calculated under IFRS on qualifying assets prospectively, beginning on the transition date. As a result, certain long-term asset balances and opening retained earnings will decrease in the transitional balance sheet.

In addition to the elective exemptions described above, IFRS does not permit the retrospective application of IFRS in the determination of prior period estimates and the designation of hedging arrangements. As such, assumptions used to calculate estimates under Canadian GAAP will be used for the purpose of preparing the IFRS transitional balance sheet. In addition, hedge accounting will only be applied on transition to previously designated hedging relationships.

Management has completed the preliminary measurement of material differences expected between IFRS and current accounting under Canadian GAAP. The preliminary accounting impacts of these material differences on equity of the Company as at January 1, 2010 and as at December 31, 2010 are presented in the following Table11, along with the related impacts to net income and comprehensive income for the year ended December 31, 2010 in Tables 12-13.

Table 11

Reconciliation of equity

(in thousands of Canadian dollars)

	Differences	December 31, 2010	January 1, 2010
Shareholders’ equity under Canadian GAAP		$800,618	$701,269
IFRS adjustments:
Defined benefit plans	(i)	(34,177)	(24,777)
Share-based compensation	(ii)	(3,706)	(3,990)
Borrowing costs	(iii)	(82,845)	(50,045)
Provisions	(iv)	—	(10,000)
Income taxes	(v)	32,511	24,190
Related party transactions	(vii)	3,449	4,649
Non-controlling interest	(vi)	1,140	991

Equity under IFRS		$716,990	$642,287

Equity attributable to:
Equity shareholders		$715,850	$641,296
Non-controlling interest	(vi)	1,140	991

Table 12

Reconciliation of the statement of income

(in thousands of Canadian dollars)

	Differences	For the year ended December 31, 2010
		Canadian GAAP	IFRS adjustments	IFRS
Revenues		$2,209,017	$—	$2,209,017
Direct costs and operating expenses	(i), (ii)	1,173,138	(312)	1,172,826
Amortization	(iii)	294,200	(2,462)	291,738
Financial expenses	(iii)	117,931	35,262	153,193
Gain on valuation and translation of financial instruments	(ix)	(24,373)	—	(24,373)
Restructuring of operations, impairment of assets and other special items	(iv)	21,380	(10,000)	11,380

Income before income taxes and non-controlling interest		626,741	(22,488)	604,253
Income taxes	(v), (vii)	112,241	(4,549)	107,692
Non-controlling interest	(vi)	(244)	244	—

Net income		514,256	(17,695)	496,561

Net income attributable to:
Equity shareholders		$514,256	$(17,939)	$496,317
Non-controlling interest	(vi)	244	—	244

Table 13

Reconciliation of the statement of comprehensive income

(in thousands of Canadian dollars)

	Differences	For the year ended December 31, 2010
		Canadian GAAP	IFRS adjustments	IFRS
Net income		$514,256	$(17,695)	$496,561
Other comprehensive income (loss) :
Gain on valuation of derivative financial instruments	(ix)	19,968	—	19,968
Defined benefits plans	(i)	—	(9,428)	(9,428)
Income taxes	(v)	(1,275)	2,572	1,297

Comprehensive income		532,949	(24,551)	508,398

Comprehensive income attributable to:
Equity shareholders		$532,949	$(24,795)	$508,154
Non-controlling interest	(vi)	244	—	244

Differences in accounting policies adopted on and after transition to IFRS with respect to the recognition, measurement, presentation and disclosure of financial information, along with the related financial statement impacts, are in the following key accounting areas:

Key accounting area		Differences with preliminary impacts on the Company’s financial statements
(i) Employee benefits (IAS 19)	• •

As mentioned above, all unamortized actuarial gains and losses related to defined benefit pension and post-retirement benefit plans are recognized immediately in opening retained earnings as at the date of transition to IFRS, giving rise to a corresponding increase in pension liabilities.

Subsequent to the transition date, vested past service costs will be recognized in income. In accordance with Canadian GAAP, vested or unvested past service costs were recognized linearly over the estimated average remaining service lifetime of participating employees.

Key accounting area	Differences with preliminary impacts on the Company’s financial statements

•    Subsequent to the transition date, the Company has elected to recognize actuarial gains and losses in other comprehensive income as they occur, without impact on income. Previously under Canadian GAAP, actuarial gains and losses were amortized to income using the corridor method.

•    This change in accounting policy will result in the recognition of pension and post-retirement benefit costs that are different than those otherwise recognized under Canadian GAAP.

•    The limit to which a net benefit asset can be recognized under certain circumstances (“asset ceiling”) under IFRS is calculated differently, which will result in the recognition of additional liabilities and a decrease in opening retained earnings on transition as well as in other comprehensive income in future reporting periods.

(ii) Share-based payment (IFRS 2)

•    Liabilities related to share-based payments made to employees that call for settlement in cash or other assets are recognized at fair value at the initial grant date and re-measured at fair value at the end of each subsequent reporting period, as opposed to at intrinsic value under Canadian GAAP. Under graded vesting conditions, each instalment is accounted for as a separate arrangement.

•    This difference increased other liabilities and compensation costs related to share-based payments on transition.

(iii) Borrowingcosts (IAS23)

•    As mentioned above, the Company has elected to capitalize borrowing costs to eligible assets for which its construction or development commenced after January 1, 2010. Consequently, the carrying amounts of certain property, plant and equipment and intangible assets decreased on transition, and interest capitalized in 2010 in accordance with Canadian GAAP are expensed under IFRS.

(iv) Provisionsand Contingencies (IAS37)

•    A different threshold is used for the recognition of contingent liabilities, which could affect the timing of when a provision may be recorded. On transition, liabilities for contract termination penalties are adjusted, with a corresponding effect on opening retained earnings.

(v) Incometaxes (IAS12)

•    The opening balance sheet is adjusted for deferred tax consequences on IFRS differences arising from the conversion of other accounting standards.

•    Subsequent changes to deferred income taxes in the balance sheet related to transactions previously recorded in equity or Other Comprehensive Income (“OCI”) are also recorded directly in equity or OCI under IFRS as compared to through earnings under Canadian GAAP.

(vi) BusinessCombinations andminority interests (IFRS3R)

•    Non-controlling interests are recorded at fair value at the date of acquisition and are presented as a separate component of shareholders’ equity.

•    Acquisition-related and restructuring costs are expensed as incurred and contingent consideration is recorded at fair value on acquisition date. Subsequent changes in the fair value of contingent consideration recognized as a liability are recognized in income.

•    Changes in ownership interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

•    These differences may result in prospective impacts on financial statements from transition on the occurrence of a future business acquisition.

(vii) Relatedparty transactions	• Recognition and measurement criteria for related party transactions are different under IFRS. • These differences resulted in reclassifications within equity accounts in the opening balance sheet.
(viii) Impairmentof assets (IAS 36)

•    Under IFRS, assets are grouped in cash generating units (CGUs) on the basis of independent cash inflows for impairment testing purposes, using a discounted cash flow valuation method in a single-step approach.

•    Goodwill is allocated to, and tested in conjunction with its related CGU or group of CGUs that benefit from collective synergies.

Key accounting area	Differences with preliminary impacts on the Company’s financial statements

•    Under certain circumstances, impairment previously taken (other than related to goodwill) is required to be reversed.

•    No additional impairment will be recorded at the transition date or in 2010.

•    The change in methodology may, however, result in additional asset impairment recognized in the future under IFRS than that otherwise recognized under Canadian GAAP.

(ix) Hedgeaccounting (IAS39)

•    The criteria used under IFRS in the assessment of hedge effectiveness are generally consistent with those under Canadian GAAP, except for certain differences in specific cases, including the consideration of non-performance risk in hedge effectiveness testing.

•    On transition, the Company continues to apply hedge accounting to all of its hedging arrangements.

(x) Presentationof financial statements (IAS1)	• Format variations and additional disclosures in the notes to financial statements are required under IFRS.

Management has implemented a system to accommodate parallel recording of financial information in accordance with IFRS as at the transition date and for each of the 2010 financial periods to be presented as comparative figures in its 2011 IFRS financial statements. Accounting and budget processes have been adapted accordingly to embed conversion solutions in the financial reporting system in anticipation of the changeover date.

The effects on information technology, data systems, and internal controls have also been assessed, and the Company has determined that no significant modifications will be necessary on conversion. The Company has also analyzed the contractual and business implications of new policy choices on financing arrangements and similar obligations, and under current circumstances, has not identified any contentious issues arising from the adoption of IFRS.

Additionally, the Company has finalized its IFRS financial statement format in accordance with IAS 1, Presentation of Financial Statements.

The Company could alter its intentions or modify preliminary impacts determined in consequence to potential changes to international standards currently in development, or in light of other external factors that could arise between now and the date on which the first IFRS financial statements will be issued.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A-	Directors and Senior Management

The following table presents certain information concerning our directors and executive officers as of March 15, 2011:

Name and Municipality of Residence	Age	Position

SERGE GOUIN Outremont, Quebec	67	Director and Chairman of the Board

JEAN LA COUTURE, FCA(1) Montréal, Quebec	64	Director and Chairman of the Audit Committee

ANDRÉ DELISLE(1) Montréal, Quebec	64	Director

A. MICHEL LAVIGNE, FCA(1) Laval, Quebec	60	Director

PIERRE KARL PÉLADEAU Outremont, Quebec	49	Director

ROBERT DÉPATIE Rosemère, Quebec	52	President and Chief Executive Officer

JEAN NOVAK Beaconsfield, Quebec	47	President, Videotron Business Solutions

MARIE-JOSÉE MARSAN Montréal, Quebec	48	Vice President, Finance and Information Technology (IT) and Chief Financial Officer

MANON BROUILLETTE Outremont, Quebec	42	Executive Vice President, Strategy and Market Development

DANIEL PROULX Montréal, Quebec	53	Senior Vice President, Engineering

MYRIANNE COLLIN Laval, Quebec	37	Vice President, Marketing, Consumer division

ISABELLE DESSUREAULT Verdun, Quebec	40	Vice President, Corporate Affairs and President Canal Vox

DONALD LIZOTTE Kirkland, Quebec	44	Vice President, Operations, Retail Division of Quebecor Media

ROGER MARTEL Montréal, Quebec	62	Vice President, Internal Audit

MARIE PIUZE Pierrefonds, Quebec	42	Vice President, Control

PIERRE ROY PORRETTA Anjou, Quebec	44	Vice President, Research & Development

JEAN-FRANÇOIS PRUNEAU Repentigny, Quebec	40	Vice President

Name and Municipality of Residence	Age	Position

CLAUDINE TREMBLAY Montréal, Quebec	57	Vice President and Secretary

NORMAND VACHON Repentigny, Quebec	62	Vice President, Human Resources

CHLOÉ POIRIER Nun’s Island, Quebec	41	Treasurer

CHRISTIAN MARCOUX Laval, Quebec	36	Assistant Secretary

(1) Member of the Audit Committee

Serge Gouin, Director and Chairman of the Board of Directors. Mr. Gouin has been a Director and Chairman of our Board of Directors since July 2001. Mr. Gouin has also been a Director of Quebecor Media since May 2001, and he re-assumed the position of Chairman of its Board of Directors in May 2005, having also held that position from January 2003 to March 2004. Mr. Gouin served as President and Chief Executive Officer of Quebecor Media from March 2004 until May 2005. Mr. Gouin has also served as Director and Chairman of the Board of Directors of Sun Media Corporation since May 2004. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Le Groupe Vidéotron. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of TVA Group. Mr. Gouin is also a member of the Boards of Directors of Onex Corporation and TVA Group.

Jean La Couture, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has served as a Director and as Chairman of our Audit Committee since October 2003. Mr. La Couture also serves as Director and Chairman of the Audit Committee of Quebecor, Quebecor Media. and Sun Media Corporation. He was a Director of Quebecor World Inc. from December 2007 until December 2008. Mr. La Couture, a Fellow Chartered Accountant, is President of Huis Clos Ltée., a management and mediation firm. He is also President of the Regroupement des assureurs de personnes à charte du Québec (RACQ), a position he has held since August 1995 and President of the Institute of Corporate Directors, Quebec Chapter, since August 2009. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. He is Chairman of the Boards of Innergex Renewable Energy Inc., Groupe Pomerleau (a Québec-based construction company) and Maestro (a real estate capital fund), and serves as a Director of Immunotec Inc. and Jevco Insurance Company.

André Delisle, Director and member of the Audit Committee. Mr. Delisle has served as a Director of Videotron and as a member of its Audit Committee since October 31, 2005. Since that date, Mr. Delisle has also served as a Director and a member of the Audit Committee of Quebecor Media and Sun Media Corporation. From August 2000 until July 2003, Mr. Delisle acted as Assistant General Manager and Treasurer of the City of Montréal. He previously acted as internal consultant for the Caisse de dépôt et placement du Québec from February 1998 until August 2000. From 1982 through 1997, he worked for Hydro-Québec and the Quebec Department of Finance, mainly in the capacity of Chief Financial Officer (Hydro-Québec) or Assistant Deputy Minister (Department of Finance). Mr. Delisle is a member of the Institute of Corporate Directors, a member of the Association of Quebec Economists and a member of the Barreau du Québec.

A. Michel Lavigne, FCA, Director and member of the Audit Committee. Mr. Lavigne has served as a Director of Videotron and as a member of its Audit Committee since June 30, 2005. Since that date, Mr. Lavigne has also served as a Director and a member of the Audit Committee and the Compensation Committee of Quebecor Media, and as a Director and a member of the Audit Committee of Sun Media Corporation and of TVA Group. Mr. Lavigne is also a Director of the Caisse de dépôt et placement du Québec and of Canada Post, as well as the Chairman of the Board of Primary Energy Recycling Corporation. Until May 2005, he served as President and Chief Executive Officer of

Raymond Chabot Grant Thornton in Montréal, Québec, as Chairman of the Board of Grant Thornton Canada and as a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Accountant of the Ordre des comptables agréés du Québec and a member of the Canadian Institute of Chartered Accountants since 1973.

Pierre Karl Péladeau, Director. Mr. Péladeau has served as a Director of Videotron since June 2001. Mr. Péladeau is also currently President and Chief Executive Officer of Quebecor Media (since August 2008), President and Chief Executive Officer of Sun Media Corporation (since November 2008) and President and Chief Executive Officer of Quebecor, a position he has held since 1999. He was Vice Chairman of the Board of Directors and Chief Executive Officer of Quebecor Media from May 2006 to November 2008 and President and Chief Executive Officer of Quebecor World Inc. from March 2004 to May 2006. Mr. Péladeau joined Quebecor’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions in the Quebecor group of companies. In 1998, Mr. Péladeau spearheaded the acquisition of Sun Media Corporation and, in 2000 he was responsible for the acquisition of Groupe Vidéotron. Mr. Péladeau was also the President and Chief Executive Officer of Videotron from July 2001 until June 2003. Mr. Péladeau sits on the board of numerous Quebecor group companies and is active in many charitable and cultural organizations.

Robert Dépatie, President and Chief Executive Officer. Mr. Dépatie has been President and Chief Executive Officer since June 2003 and served as a Director of the Company from June 2003 until October 2005. He joined the Company in December 2001 as Senior Vice President, Sales, Marketing and Customer Service. Before joining us, Mr. Dépatie held numerous senior positions in the food distribution industry, such as President of Distributions Alimentaires Le Marquis/Planters from 1999 to 2001 and General Manager of Les Aliments Small-Fry (Humpty Dumpty) from 1998 to 1999. From 1988 to 1998, he held various senior positions with H.J. Heinz Canada Ltd., such as Executive Vice-President from 1993 to 1998. Mr. Dépatie is also a Director of Immunotec Inc.

Jean Novak, President, Videotron Business Solutions. Mr. Novak has served in his current position since January 2005. Mr. Novak joined Videotron in May 2004 as Vice President, Sales. Between 1988 and May 2004, Mr. Novak held various management positions in sales and distribution for Molson Breweries, Canada’s largest brewing company, including General Manager for all on premise accounts and the Montréal sales region as well as Manager, Customer Service and Telesales in Quebec. Mr. Novak holds a bachelor’s degree in marketing from the HEC Montréal.

Marie-Josée Marsan, Vice President, Finance and Information Technology (IT) and Chief Financial Officer. Ms. Marsan has been Videotron’s Vice President, Finance and Chief Financial Officer since June 2008, and, on January 1, 2010, she has been appointed to her current position. She joined Videotron in July 2006 as Vice President, Control. Before joining us, Ms. Marsan held various senior positions mainly in the television & film industry, such as First Director of Finance and Administration at the Canadian Broadcast Company (CBC) from 1999 to 2006 and Vice-President, Finance and Business Development for Groupe Covitec inc, today known as Technicolor, from 1994 to 1999. Prior to that, she worked for TVA Group Inc. as Director of Production and held various financial positions at General Motors of Canada. Ms. Marsan holds a bachelor’s degree in Finance from the HEC Montréal, a master’s degree in Finance issued jointly by York University and HEC Montréal. She is also a member of the Certified General Accountants Association (CGA).

Manon Brouillette, Executive Vice President, Strategy and Market Development. Ms. Brouillette was promoted in her current position within the Company in March 2009. In January 2011, she was also appointed Vice President and Chief Digital Officer of Quebecor Media. From June 2008 to March 2009, she acted as Senior Vice President, Strategic Development and Market Development. She joined Videotron in July 2004 and acted as Vice President, Marketing, from July 2004 to January 2005, as Vice President, New Product Development, from January 2005 to August 2006 and as Senior Vice President, Marketing, Content and New Product Development, from September 2006 to June 2008. Before joining the Company, Ms. Brouillette was Vice President, Marketing and Communications of the San Francisco Group from April 2003 to February 2004. She was also responsible for the national and regional accounts of the Blitz division of Groupe Cossette Communication Marketing from April 2002 to

April 2003. From September 1998 to April 2002, she worked at Publicité Martin inc. Ms. Brouillette holds a Bachelor’s degree in communications with a minor in marketing from Laval University.

Daniel Proulx, Senior Vice President, Engineering. Prior to his appointment as Vice President, Engineering in July 2003, Mr. Proulx had served as Vice President, Information Technology since July 2002. Mr. Proulx has held various management positions within Videotron since joining the Company in 1995.

Myrianne Collin, Vice President, Marketing, Consumer division. Ms. Collin has served as Vice President, Marketing, Consumer division since June 2008. She joined Videotron. In April 2005 as Senior Director Marketing, Cable Telephony and Bundling. In September 2006, Ms. Collin was appointed Senior Director, Broadcast Services & Relationship Marketing. From 1995 to 2005, Ms. Collin held various positions with Bell Canada and Alliance Data System (Air Miles). She holds a Bachelor’s degree in marketing from Sherbrooke University.

Isabelle Dessureault, Vice President, Corporate Affairs and President, Canal Vox (a division of Videotron). Ms. Dessureault was appointed to her current position in August 2010. Prior to this appointment, she was Vice President, Public Affairs of Quebecor Media from November 2008 to March 2010. In 2005, after working a dozen years as a consultant, including eight years with National Public Relations, where she was a partner in the Montréal office, Ms. Dessureault joined Videotron as General Manager, Communications. From 2006 to 2008, Ms. Dessureault was Vice President with combined responsibility for Videotron Corporate Affairs and the VOX television channel. Ms. Dessureault studied at the Amsterdam School of Business and is a graduate of the Université du Québec in Montréal, and holds an MBA from Concordia University.

Donald Lizotte, Vice President, Operations, Retail Division of Quebecor Media. Mr. Lizotte was appointed to his current position in August 2010. He is also President of Le SuperClub Vidéotron. Mr. Lizotte joined Videotron in January 2005 as Vice-President, Sales, Videotron, and was promoted in September 2006 to the position of President, Le SuperClub Vidéotron and Vice President, Retail Sales Videotron. From 2000 to 2005, Mr. Lizotte held various positions in sales and distribution for Molson Breweries, Canada’s largest brewing company, including General Manager Key Accounts as well as Regional Manager. Prior to his tenure at Molson Breweries, Mr. Lizotte spent nine years in Toronto, Ontario where he held various sales management positions, including National Sales Manager for the Perrier Group, a division of Nestlé, from 1998 to 2000. He started his career in 1989 at Heinz Canada where he spent 8 years starting from a sales representative and moved to General Manager ECR. Mr. Lizotte has a bachelor’s degree in Management from the Université du Québec in Montréal.

Roger Martel, Vice President, Internal Audit. Mr. Martel has served as Vice President, Internal Audit of Videotron since February 2004. Mr. Martel also acts as Vice President, Internal Audit for Quebecor, Quebecor Media and Sun Media Corporation. From February 2001 until February 2004, he was Principal Director, Internal Audit of Quebecor Media. Prior to that, he was an Internal Auditor of Le Groupe Vidéotron ltée.

Marie Piuze, Vice President, Control. Ms. Piuze joined Videotron in September 2008. Prior to joining the Company, Ms. Piuze was Financial Controller of CGI from 2005 to 2008. Ms. Piuze held various financial positions in the telecommunication and software industry mainly at Microcell, Téléglobe and Softimage. She started her career at Coopérative Fédérée de Québec in 1994. Ms. Piuze holds a Bachelor’s degree in Finance from the HEC Montréal. She is also a member of the Certified Management Accountants Association (CMA).

Pierre Roy Porretta, Vice President, Research & Development. Mr. Roy Porretta was appointed to his current position in August 2010. Prior to this appointment, he was Vice President, IP Technology since November 2006. Mr. Roy Porretta has held various engineering and management position within Videotron since joining the corporation in March 1995.

Jean-François Pruneau, Vice President. Mr. Pruneau has served as Vice President of Videotron since August 2009. He also serves as Chief Financial Officer of Quebecor and Quebecor Media and as Vice President of Sun Media Corporation. From May 2009 to November 2010, he served as Vice President Finance of Quebecor and Quebecor

Media. From October 2005 to May 2009, Mr. Pruneau served as Treasurer of the Company, Quebecor Media and Sun Media Corporation. From February 2007 to May 2009, he also served as Treasurer of Quebecor. Prior to that, Mr. Pruneau served as Director, Finance and Assistant Treasurer — Corporate Finance of Quebecor Media. Before joining Quebecor Media in May 2001, Mr. Pruneau was Associate Director of BCE Media from 1999 to 2001. From 1997 to 1999, he served as Corporate Finance Officer at Canadian National Railway. He has been a member of the CFA Institute, formerly the Association for Investment Management and Research, since 2000.

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

Normand Vachon, Vice President, Human Resources. Mr. Vachon joined Videotron in January 2005 as Vice President, Human Resources. Prior to joining the Company, Mr. Vachon acted as senior executive officer and organizational development consultant for many private organizations in the Province of Quebec between 2001 and 2004 and held the position of Vice President, Corporate and Vice President, Human Resources and Organizational Development at Nova Bus Corporation from 1995 to 2000. Prior to that, Mr. Vachon worked at Alcan Inc. from 1972 to 1994, holding the positions of Director of Operations at Alcan Smelters & Chemicals in Shawinigan, Manager of Alcan Wire and Cable’s Saint-Augustin plant in the Québec City region and General Manager of Alcan Extrusions’ Laval plant.

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

Christian Marcoux, Assistant Secretary. Mr. Marcoux was appointed Assistant Secretary of Videotron in December 2006. Mr. Marcoux joined Quebecor Media in 2006 as Senior Legal Counsel, Compliance and has been promoted to Director, Compliance, Corporate Secretariat in February 2010. He is currently also Assistant Secretary of Quebecor, Quebecor Media, TVA Group and Sun Media Corporation. From January 2004 to December 2006, Mr. Marcoux was Manager, Listed Issuer Services at the Toronto Stock Exchange. Prior to January 2004, Mr. Marcoux was an attorney with BCF LLP, a law firm, for three years. He has been a member of the Quebec Bar Association since 2000.

B-	Compensation

Our Directors do not receive any remuneration for acting in their capacity as directors of Videotron. The members of our Audit Committee do, however, receive attendance fees of $2,500 per meeting and the Chairman of our Audit Committee (currently, Mr. La Couture) receives an annual fee of $4,500 to act in such capacity. Our Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors and our Audit Committee. During the financial year ended December 31, 2010, the amount of compensation (including benefits in kind) paid to our five directors for services in all capacities to Videotron and its subsidiaries was $142,000. None of our directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

The aggregate amount of compensation we paid for the year ended December 31, 2010 to our executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was $8.6 million, including salaries, bonuses and profit-sharing payments.

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

During the year ended December 31, 2010, an aggregate total of 20,000 options were granted under this plan to executive officers of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies), with a weighted average exercise price of $46.483 per share, as determined by Quebecor Media’s Compensation Committee. During the year ended December 31, 2010, a total of 165,493 options were exercised by officers and employees of Videotron, for aggregate gross value realized of $2.06 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2010, an aggregate total of 1,151,502 options granted to directors, officers and employees of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies) remain outstanding, with a weighted average exercise price of $40.34 per share, as determined by Quebecor Media’s Compensation Committee. For more information on this stock option plan, see Note 15 to our audited consolidated financial statements included under “Item 17. Financial Statements” of this annual report.

Pension Benefits

Both Quebecor Media and Videotron maintain pension plans for our non-unionized employees and certain officers.

Videotron’s pension plan provides pension benefits to our executive officers equal to 2.0% of salary (excluding bonuses) for each year of membership in the plan. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under our pension plan are as prescribed under the Income Tax Act (Canada). An executive officer contributes to this plan an amount equal to 5.0% of his or her salary up to a maximum of $5,900 per year.

Quebecor Media’s pension plan provides greater pension benefits to eligible executive officers than it does to other employees. The higher pension benefits under this plan equal 2.0% of average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and from the age of 61 years without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media’s pension plan are as prescribed by the Income Tax Act (Canada). An executive officer contributes to this plan an amount equal to 5.0% of his or her salary up to a maximum of $6,381 in 2011. Videotron has no liability regarding Quebecor Media’s pension plan.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media’s and our pension plans:

	Years of Participation
Compensation	10	15	20	25	30
$127,611 or more	$25,522	$38,283	$51,044	$63,806	$76,567

Supplemental Retirement Benefit Plan for Designated Executives

In addition, both Quebecor Media’s and our pension plans provide supplemental retirement benefits to certain designated executives. As of December 31, 2010, one of our senior executive officers was a participant under Quebecor Media’s supplemental retirement benefit plan, and one of our senior executive officers was a participant under our supplemental retirement benefit plan.

The benefits payable to the senior executive officer who participates in Quebecor Media’s supplemental retirement benefit plan are calculated using the same formula as for the basic pension plan, but without having to comply with the limit imposed by the Income Tax Act (Canada), less the pension payable under the basic pension plan. The pension is payable for life without reduction from the age of 61. Upon a beneficiary’s death, Quebecor Media’s supplemental retirement benefit plan provides for the payment of a survivor pension to the eligible surviving spouse, which represents 50.0% of the retiree’s pension for a period of up to ten years.

As of December 31, 2010, our senior executive officer participating in Quebecor Media’s supplemental retirement benefit plan had less than seven years of credited service.

The benefits payable to our senior executive officer who participates in our supplemental retirement benefit plan are calculated using the same formula as for the basic pension plan, but without having to comply with the limit imposed by the Income Tax Act (Canada), less the pension payable under the basic pension plan. The benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the senior executive officer, subject to an early retirement reduction. Upon a beneficiary’s death, our supplemental retirement benefit plan provides for the payment of a survivor pension to the eligible surviving spouse, which represents 60.0% of the retiree’s pension.

As of December 31, 2010, our senior executive officer participating in our supplemental retirement benefit plan had eight years of credited service.

The table below indicates the annual supplemental pension that would be payable at the normal retirement age of 65 years:

	Years of Credited Service
Compensation	10	15	20	25	30
$ 200,000	$14,478	$21,717	$28,956	$36,195	$43,433
$ 300,000	$34,478	$51,717	$68,956	$86,195	$103,433
$ 400,000	$54,478	$81,717	$108,956	$136,195	$163,433
$ 500,000	$74,478	$111,717	$148,956	$186,195	$223,433
$ 600,000	$94,478	$141,717	$188,956	$236,195	$283,433
$ 800,000	$134,478	$201,717	$268,956	$336,195	$403,433
$1,000,000	$174,478	$261,717	$348,956	$436,195	$523,433
$1,200,000	$214,478	$321,717	$428,956	$536,195	$643,433
$1,400,000	$254,478	$381,717	$508,956	$636,195	$763,433

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

C-	Board Practices

Reference is made to “— Directors and Executive Officers” above for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.

There are no directors’ service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

Our Board of Directors is comprised of five directors. Each director is nominated and elected by Quebecor Media, our parent company, to serve until a successor director is elected or appointed. Our Board of Directors has an Audit Committee, but we do not have a compensation committee. The Compensation Committee of Quebecor Media decides certain matters relating to the compensation of officers and employees of Videotron, including certain matters relating to the Quebecor Media stock option plan, as discussed above.

Audit Committee

Videotron’s Audit Committee, is currently composed of three Directors, namely Messrs. Jean La Couture, André Delisle and A. Michel Lavigne. Mr. La Couture is the Chairman of our Audit Committee and our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” as defined under SEC rules. See “Item 16A. Audit Committee Financial Expert”. Our Board of Directors has adopted the mandate of our Audit Committee in light of the Sarbanes-Oxley Act of 2002 and related SEC rulemaking. Our Audit Committee assists our Board of Directors in overseeing our financial controls and reporting. Our Audit Committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

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

reviews our accounting policies and practices; and discusses with our independent auditors the scope of their audit, as well as our auditors’ recommendations and observations with respect to the audit, our accounting policies and financial reporting, and the responses of our management with respect thereto. Our Audit Committee is also responsible for ensuring that we have in place adequate and effective internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our Audit Committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditor, and submits the appropriate recommendations to our Board of Directors in connection with these services and fees. Our Audit Committee also reviews the scope of the audit and the results of the examinations conducted by our internal audit department. In addition, our Audit Committee recommends the appointment of our independent auditors, subject to our shareholders’ approval. It also reviews and approves our Code of Ethics for our President and Chief Executive Officer and principal financial officers.

D-	Employees

At December 31, 2010, we employed approximately 5,670 employees. At December 31, 2009 and 2008, we employed approximately 4,870 and 4,770 employees, respectively. The net increase in the number of employees at December 31, 2010 compared to December 31, 2009 was attributable primarily to hiring new employees, including many skilled employees, in connection with our expansion as a facilities-based wireless services provider. Substantially all of our employees are based and work in the Province of Quebec. Approximately 3,340 of our employees are unionized, and the terms of their employment are governed by one of our five regional collective bargaining agreements. Our two most important collective bargaining agreements, covering our unionized employees in the Montréal and Québec City regions, have terms extending to December 31, 2013. We also have two collective bargaining agreements covering our unionized employees in the Saguenay and Gatineau regions, with terms running through December 31, 2014 and August 31, 2015 respectively, and one other collective bargaining agreement, covering approximately 50 employees of our SETTE inc. subsidiary, which will expire on December 31, 2012.

E-	Share Ownership

No Videotron equity securities are held by any of our directors or senior executive officers.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A-	Major Shareholders

We are a wholly-owned subsidiary of Quebecor Media, a leading Canadian-based media company with interests in newspaper publishing operations, television broadcasting, telecommunications, book and magazine publishing and new media services. Through these interests, Quebecor Media holds leading positions in the creation, promotion and distribution of news, entertainment and Internet related services that are designed to appeal to audiences in every demographic category.

Quebecor Media is 54.72% owned by Quebecor, a communications holding company, and 45.28% owned by CDP Capital d’Amérique Investissements Inc. Quebecor’s primary asset is its interest in Quebecor Media. CDP Capital d’Amérique Investissements Inc. is a wholly-owned subsidiary of the Caisse de dépôt et placement du Québec, one of Canada’s largest pension fund managers.

B-	Related Party Transactions

The related party transactions disclosed in Note 8 and in Note 21 to our audited consolidated financial statements which are included under “Item 17. Financial Statements” in this annual report, entered into by the Company have been recorded at the exchange value in the normal course of business, which is the amount established and agreed to by the related parties:

	As of December 31,
	2010	2009	2008
	(in thousands of dollars)
Ultimate Parent and Parent company:
Revenues	125	137	256
Direct costs and operating expenses	5,803	4,484	4,535
Operating expenses recovered	(1,445)	(849)	(373)

Affiliated companies:
Revenues	9,655	9,680	10,013
Direct costs and operating expenses	56,255	51,841	51,942
Operating expenses recovered	(529)	–	–

Management fee

The Company pays annual management fees to the parent company for services rendered to the Company, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $34.8 million in 2010, $25.1 million in 2009, and $25.4 million in 2008. The agreement provides for an annual management fee to be agreed upon for the year 2011. In addition, the parent company is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

Operating transactions

Under affiliation agreements for video-on-demand services, the Company paid fees to Archambault, a company under common control, a subsidiary of Quebecor Media of $5.5 million and received fees from Archambault of $0.8 million in 2008. These agreements ended on May 1, 2008, by the acquisition of the video-on-demand license by the Company from Archambault for a total cash consideration of $0.8 million, charged to retained earnings.

Tax transactions

In 2010, 2009 and 2008, the Company’s ultimate parent company, transferred $26.4 million, $30.1 million and $104.9 million, respectively, of non-capital tax losses to the Company in exchange for cash considerations of $6.0 million, $6.3 million and $18.4 million, respectively. These transactions were recorded at the exchange amounts. As a result, the Company recorded reductions of $2.7 million, $14.0 million and $4.9 million to its income tax expense in 2010, 2009 and 2008, respectively, and expects to reduce its income tax expense by $1.5 million in the future.

On December 26, 2010, as part of the acquisition of Imprimerie Quebecor Media Inc. from the parent company, the Company issued 1,552 common shares series A for a total consideration of $3.4 million. This transaction was recorded at the carrying amount. As a result, the Company recorded future income tax assets of $3.4 million and a reduction of $3.0 million to its capital tax expense.

World Color Press Inc. (a former affiliated company)

On January 21, 2008, World Color Press Inc. (“WCP” formerly Quebecor World Inc.”) and its U.S. subsidiaries were granted creditor protection under the Companies’ Creditors Arrangement Act in Canada. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. Since

January 21, 2008, WCP is no longer a related company. Prior to this date, WCP outsourced its corporate information technology services which generated $3.0 million in revenues for the Company in 2008.

Acquisition of assets

On December 15, 2008, the Company acquired fixed assets from Les Editions CEC Inc., a wholly owned subsidiary of Quebecor Media, for a total consideration of $1.6 million. This transaction was recorded at the carrying amount. As a result, the Company recorded fixed assets of a net book value of $0.4 million, and the difference between the cash consideration and the net book value, of $1.2 million was charged to the deficit.

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

Subordinated loan

On December 20, 2010, 9101-0835 Québec Inc., a subsidiary of Quebecor Media, redeemed 930,000 preferred shares, Series B, for a total cash consideration of $930.0 million, including cumulative dividends of $68.5 million. On the same day, the Company used the total proceeds of $930.0 million to repay part of its subordinated loan contracted from Quebecor Media.

On September 15, 2010, the Company contracted a subordinated loan of $1.3 billion from Quebecor Media, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on September 15, 2025. On the same day, the Company invested the total proceeds of $1.3 billion into 1,300,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

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

On October 21, 2009, the Company contracted a subordinated loan of $820.0 million from Sun Media Corporation, a wholly owned subsidiary of the parent company, bearing interest at a rate of 11.24%. On the same day, the Company invested the total proceeds of $820.0 million into 41 Class C non-voting preferred shares, of Sun Media Corporation, carrying a 11.25% annual fixed cumulative preferential dividend. On November 25, 2009, the Company repaid the $820.0 million subordinated loan and Sun Media Corporation redeemed the 41 Class C preferred shares for a total consideration of $820.0 million. As a result of these tax consolidation transactions, Sun Media Corporation received a cash compensation of $2.6 million from the Company in exchange for the tax benefits transferred.

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

Income Tax Transactions

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we enter into certain tax consolidation transactions from time to time through which we are able to recognize certain income tax benefits. For further information regarding these transactions, please refer to Note 21 to our audited consolidated financial statements which are included under “Item 17. Financial Statements” in this annual report.

C-	Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A-	Consolidated Statements and Other Financial Information

Our consolidated balance sheets as at December 31, 2010 and 2009 and our consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for the years ended December 31, 2010, 2009 and 2008, including the notes thereto and together with the report of Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

Legal Proceedings

We are involved from time to time in various claims and lawsuits incidental to the conduct of our business in the ordinary course.

In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our business, results of operations, liquidity or financial position.

Dividend Policy

During the year ended December 31, 2010, we paid aggregate cash dividends of $437,000,000 on our common shares. In the year ended December 31, 2009, we paid an aggregate cash dividend of $303,000,000 on our common shares. We currently expect to pay dividends and other distributions on our common shares in the future. The declaration and payment of dividends and other distributions is in the sole discretion of our Board of Directors, and any decision regarding the declaration of dividends and other distributions will be made by our Board of Directors depending on, among other things, our financial resources, the cash flows generated by our business, our capital needs, and other factors considered relevant by our Board of Directors, including the terms of our indebtedness and applicable law.

B-	Significant Changes

Except as otherwise disclosed in this annual report, there has been no other material adverse change in our financial position since December 31, 2010.

ITEM 9 - THE OFFER AND LISTING

A-	Offer and Listing Details

Not applicable.

B-	Plan of Distribution

Not applicable.

C-	Markets

On January 13, 2010, we issued and sold $300.0 million aggregate principal amount of our 7 1/8% Senior Notes due 2020 in private placements exempt from the registration requirement of the Securities Act and prospectus requirements of applicable Canadian securities laws.

On April 15, 2008, we issued and sold US$455.0 million aggregate principal amount of our 9 1/8% Senior Notes due April 15, 2018 in private placements exempt from the registration requirements of the Securities Act, and on March 5, 2009, we issued and sold an additional aggregate principal amount of US$260.0 million of these 9 1/8% Senior Notes due April 15, 2018 (under the same indenture) in a private placement exempt from the registration requirements of the Securities Act.

On September 16, 2005, we issued and sold US$175.0 million aggregate principal amount of our 6 3/8% Senior Notes due December 15, 2015 in private placements exempt from the registration requirements of the Securities Act. In connection with the issuance of these unregistered notes, we agreed to file an exchange offer registration statement with the SEC with respect to a registered offer to exchange without novation the unregistered notes for our new 6 3/8% Senior Notes due December 15, 2015, which would be registered under the Securities Act. We filed a registration statement on Form F-4 with the SEC on December 16, 2005 and completed the registered exchange offer on February 6, 2006. As a result, we have US$175.0 million in aggregate principal amount of our 6 3/8% Senior Notes due December 15, 2015 outstanding and registered under the Securities Act.

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

There is currently no established trading market for our Senior Notes. There can be no assurance as to the liquidity of any market that may develop for our outstanding notes, the ability of the holders of any such notes to sell them or the prices at which any such sales may be made. We have not and do not presently intend to apply for a listing of our outstanding notes on any exchange or automated dealer quotation system.

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

The Articles of Amalgamation of Videotron, dated as of July 1, 2006, and the Articles of Amendment of Videotron, dated as of June 30, 2008 and December 12, 2008 are referred to as our “Articles”. Our Articles are included as exhibits to this annual report. The following is a summary of certain provisions of our Articles and by-laws:

1.

On July 1, 2006, Vidéotron ltée and 9101-0827 Québec Inc. amalgamated, under Part IA of the Companies Act (Quebec), into a single company using the name “Videotron Ltd.” (or “Vidéotron ltée” in French) with the Designating Number 1163819882. Since its coming into force on February 14, 2011, Videotron is governed by the Business Corporations Act (Quebec). The Articles provide no restrictions on the purposes or activities that may be undertaken by Videotron.

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

(c)

Subject to any restriction which may from time to time be included in the Articles or our by-laws, or the terms, rights or restrictions of any of our shares or securities outstanding, our directors may authorize us, by ordinary resolution, to borrow money and obtain advances upon the credit of our company when they consider it appropriate. Our directors also may, by ordinary resolution, when they consider it appropriate, (i) issue bonds or other securities of our company and give them in guarantee or sell them for prices and amounts deemed appropriate; (ii) mortgage, pledge or give as surety our present or future movable and immovable property to ensure the payment of these bonds or other securities or give a part only of these guarantees for the same purposes; and (iii) mortgage or pledge our real estate or give as security or otherwise encumber with any charge our movables or give these various kinds of securities to assure the payment of loans made other than by the issuance of bonds as well as the payment or the execution of other debts, contracts and commitments of our company.

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

(e)	Redemption provisions: Subject to the provisions of the Business Corporations Act (Quebec), the holders of our Class “B” Preferred Shares have, at any time, the right to require Videotron to redeem

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

(c)

Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “C” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “C” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “C” Preferred Shares have certain redemption rights): None.

(d)

Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “C” Preferred Shares shall be entitled to repayment of the amount paid for the Class “C” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “C” Preferred Shares.

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

(e)

Redemption provisions: Subject to the provisions of the Business Corporations Act (Quebec), the holders of our Class “C” Preferred Shares have, at any time, the right to require Videotron to redeem (referred to as a “retraction right”) any or all of their Class “C” Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

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

(c)

Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “D” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “D” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “D” Preferred Shares have certain redemption rights): None.

(d)

Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “D” Preferred Shares shall be entitled to repayment of the amount paid for the Class “D” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “D” Preferred Shares.

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

(e)

Redemption provisions: Subject to the provisions of the Business Corporations Act (Quebec), the holders of our Class “D” Preferred Shares have, at any time, the right to require Videotron to redeem (referred to as a “retraction right”) any or all of their Class “D” Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

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

(c)

Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “E” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “E” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “E” Preferred Shares have certain redemption rights): None.

(d)

Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “E” Preferred Shares shall be entitled to repayment of the amount paid for the Class “E” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “E” Preferred Shares.

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

(e)

Redemption provisions: Subject to the provisions of the Business Corporations Act (Quebec), the holders of our Class “E” Preferred Shares have, at any time, the right to require Videotron to redeem (referred to as a “retraction right”) any or all of their Class “E” Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

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

(c)

Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “F” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “F” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “F” Preferred Shares have certain redemption rights): None.

(d)

Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “F” Preferred Shares shall be entitled to repayment of the amount paid for the Class “F” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “F” Preferred Shares.

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

(e)

Redemption provisions: Subject to the provisions of the Business Corporations Act (Quebec), the holders of our Class “F” Preferred Shares have, at any time, the right to require Videotron to redeem (referred to as a “retraction right”) any or all of their Class “F” Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

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

(c)

Rights to share in our profits: Except as described in paragraph (a) above (whereby the holders of our Class “G” Preferred Shares are entitled to receive a 11.25% cumulative preferred dividend in preference to the holders of our common shares and other series of our preferred shares), paragraph (d) below (whereby the holders of our Class “G” Preferred Shares are entitled to receive, in preference to the holders of our common shares and other series of our preferred shares, an amount equal to $1,000 per Class “G” Preferred Share and any accumulated and unpaid dividends with respect thereto in the event of our liquidation, winding-up or reorganization) and paragraph (e) below (whereby the holders of our Class “G” Preferred Shares may require us to redeem the Class “G” Preferred Shares at a redemption price of $1,000 per share plus any accrued and unpaid dividends with respect thereto): None.

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

(e)

Redemption provisions: Subject to the provisions of the Business Corporations Act (Quebec), the holders our Class “G” Preferred Shares have, at any time, the right to require Videotron to redeem any and all of their shares at a redemption price equal to $1,000 per share plus any accrued and unpaid dividends with respect thereto. In addition, we may, at our option, redeem any and all Class “G” Preferred Shares at any time at a redemption price equal to $1,000 per share plus any accrued and unpaid dividends with respect thereto.

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

(c)

Rights to share in our profits: Except as described in paragraph (a) above (whereby the holders of our Class “H” Preferred Shares are entitled to receive, every year, in such manner and at such time as our Board of Directors may declare, a non cumulative dividend at the fixed rate of 1% per month), paragraph (d) below (whereby the holders of our Class “H” Preferred Shares are entitled to entitled to repayment of the amount paid for the Class “H” Preferred Shares in the event of our liquidation, winding-up or reorganization) and paragraph (e) below (whereby the holders of our Class “H” Preferred Shares may require us to redeem the Class “H” Preferred Shares at a specified redemption price): None.

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

(e)

Redemption provisions: Subject to the provisions of the Business Corporations Act (Quebec), we may elect to redeem the Class “H” Preferred Shares at any time at a price equal to the specified redemption price plus an amount equal to any dividends declared thereon but unpaid up to the date of redemption. The specified redemption price is, subject to certain conditions, equal to the aggregate consideration received for such share.

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

4.

Actions necessary to change the rights of shareholders. Under the Business Corporations Act (Quebec), (i) the Articles may only be amended by the affirmative vote of the holders of two-thirds ( 2/3) of the votes cast by the shareholders at a special meeting called for that purpose and (ii) our by-laws may be amended by our Board of Directors and ratified by a majority of the votes cast by the shareholders at the next shareholders meeting. Unless they are rejected by the shareholders at the close of the meeting or not submitted to the shareholders, the amended by-laws are effective as of the date of the resolution of the Board of Directors approving them. However, by-law amendments relating to procedural matters with respect to shareholders meetings take effect only once they have received shareholders approval. In addition, pursuant to the Business Corporations Act (Quebec), we may not make any amendments to the Articles that affect the rights, conditions, privileges or restrictions attaching to issued shares of any series outstanding, other than an increase in the share capital or the number of our authorized shares, without obtaining the consent of all the shareholders concerned by the amendment, whether or not they are eligible to vote. In order to change the rights of our shareholders, we would need to amend our Articles to effect the change. Such an amendment would require the approval of holders of two-thirds ( 2/3) of the shares at a duly called special meeting. For amendments affecting the rights of a particular class or series of shares, the holders of such class or series of shares are entitled to a separate vote, whether or not shares of this class or series otherwise carry the right to vote. Such a proposed amendment will be effected only if it receives the approval of two-thirds ( 2/3) of holders of each such affected class or series of shares. In respect of certain amendments, a shareholder is entitled to dissent and, if the resolution is adopted and we implement the changes, demand that we repurchase all of its shares of such class or series for which a separate vote was carried out at their fair value.

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

7.

Provisions that could have the effect of delaying, deferring or preventing a change of control. The Articles provide that our directors shall refuse to issue (including on the occasion or because of a conversion of shares or in shares), and to allow a transfer of, any share of our capital stock if this issuance or transfer would, in the opinion of our directors, affect our eligibility or of any other company or partnership in which we have or may have an interest, to obtain, preserve or renew a license or authorization required for the operation or continuation of its broadcasting company (as defined in the Broadcasting Act, as amended) (or any part thereof) or of any other activity necessary for the continuation of our company. See “Item 4. Information on the Company — Regulation — Ownership and Control of Canadian Broadcast Undertakings”.

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

(c)

Indenture relating to US$715,000,000 of our 9 1/8% Senior Notes due April 15, 2018, dated as of April 15, 2008, as supplemented, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 15, 2008, we issued US$455,000,000 aggregate principal amount of our 9 1/8% Senior Notes due April 15, 2018, and on March 5, 2009, we issued and sold an additional US$260,000,000 aggregate principal amount of our 9 1/8% Senior Notes due April 15, 2018, in each case pursuant to an Indenture, dated as of April 15, 2008, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These notes, which form a single series and class, are unsecured and are due April 15, 2018. Interest is payable semi-annually in arrears on June 15 and December 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in an indenture dated as of April 15, 2008. This indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then outstanding 9 1/8% Senior Notes may declare all of such notes to be due and payable immediately.

(d)

Indenture relating to Cdn$300,000,000 of our 7 1/8% Senior Notes due January 15, 2020, dated as of January 13, 2010, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

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

Our $650.0 million senior secured credit facilities provide for a $575.0 million secured revolving credit facility that matures in April 2012 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The proceeds of the revolving credit facility can be used for general corporate purposes including, without limitation, to pay dividends to Quebecor Media subject to certain conditions. The proceeds of the term loan may be used for payments and/or reimbursement of payments of export equipment and local services in relation to our contracts for wireless infrastructure equipment with an affiliate of Nokia Corporation and also for the financing of the Finnvera guarantee fee (Finnvera plc being a specialized financing company owned by the State of Finland which is providing an export buyer credit guarantee in favour of the lenders under the export financing facility covering political and commercial risks).

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

On November 13, 2009, we entered into the Finnvera Facility B Credit Agreement, dated as of November 13, 2009, by and among, inter alia, Videotron, as borrower, the lenders party thereto, as lenders, HSBC Bank PLC, as Finnvera Facility B Agent, and The Toronto-Dominion Bank, as Agent (the “Facility B Credit Agreement”). The Facility B Credit Agreement provides for an unsecured term credit facility (“Facility B”) in a maximum amount equal to the difference between US$100.0 million and the aggregate of the U.S. dollar equivalent of each drawing made under our export financing facility. Facility B matures in April 2016. The proceeds of Facility B may be used for payments and/or reimbursement of payments of export equipment and local services in relation to our contracts for wireless infrastructure equipment with an affiliate of Nokia Corporation and also for the financing of the Finnvera guarantee fee (Finnvera plc being a specialized financing company owned by the State of Finland which is providing an export buyer credit guarantee in favour of the lenders under Facility B covering political and commercial risks).

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

Our Facility B Credit Agreement contains customary restrictive covenants, which are effectively incorporated by reference to those applying to our 9 1/8% Senior Notes due April 15, 2018 described above, with respect to us and certain of our subsidiaries.

Our Facility B Credit Agreement contains customary events of default including the non-payment of principal or interest, the failure to perform or observe any other covenant, the bankruptcy of us or any guarantor of our credit agreement, a default by us or any guarantor of our credit agreement in respect of any indebtedness in excess of $25.0 million, the making of any materially incorrect or incomplete representation or warranty and the occurrence of a material adverse change under our senior credit facilities.

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

There is no limitation imposed by Canadian law or by the Articles or our other charter documents on the right of a non-resident to hold our voting shares, other than as provided by the Investment Canada Act (Canada), as amended, as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Investment Canada Act (Canada) requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Investment Canada Act (Canada). Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA. In addition, there are regulations related to the ownership and control of Canadian broadcast undertakings. See “Item 4. Information on the Company — Regulation”.

E-	Taxation

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of (i) our 6 3/8% Senior Notes due 2015 (our “6 3/8% Senior Notes”), (ii) our 6 7/8% Senior Notes due 2014 (our “6 7/8% Senior Notes”), (iii) our 9 1/8% Senior Notes due 2018 (our “9 1/8% Senior Notes”), and (iv) our 7 1/8% Senior Notes due 2020 (our “7 1/8% Senior Notes” and, together with our 6 3/8% Senior Notes, our 6 7/8% Senior Notes and our 9 1/8% Senior Notes, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. Our 6 7/8% Senior Notes were issued in two issuances, on October 8, 2003 (the “first 6 7/8% Senior Notes issuance”) and November 19, 2004 (the “second 6 7/8% Senior Notes issuance”), under the same indenture. Our 9 1/8% Senior Notes were issued in two instances, on April 7, 2008 and February 26, 2009, under the same indenture. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

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

In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the notes or may make payments or redeem the notes in advance of their expected maturity. According to U.S. Treasury regulations, the possibility that any such payments or redemptions will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made, or if such payments are incidental. We believe the likelihood that we will make any such payments is remote and/or incidental. Therefore, we do not intend to treat the potential payments or redemptions pursuant to the provisions related to changes in Canadian laws or regulations applicable to tax-related withholdings or deductions, any registration rights provisions, or the other redemption and repurchase provisions as part of the yield to maturity of the notes or as affecting the tax treatment of the notes. Our determination that these contingencies are remote and/or incidental is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on its notes in excess of stated interest and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If we pay additional amounts on the notes, U.S. Holders will be required to recognize such amounts as income.

In the issuance of our 6 3/8% Senior Notes, in the first 6 7/8% Senior Notes issuance and in the issuance of our 9 1/8% Senior Notes, the notes were issued with a de minimis amount of original issue discount (“OID”). OID is the excess, if any, of a note’s “stated redemption price at maturity” over its “issue price”. A note’s stated redemption price at maturity is the sum of all payments provided by the note other than payments of qualified stated interest (i.e., stated interest that is unconditionally payable in cash or other property (other than debt of the issuer)). The “issue price” is the first price at which a substantial amount of the notes in the issuance that includes the notes is sold (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, agents or wholesalers). The amount of original issue discount with respect to a note will be treated as zero if it is less than an amount equal to

0.0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity (or weighted average maturity, as applicable) (“de minimis OID”). Generally, any de minimis OID must be included in income as principal payments are received on the securities in the proportion that each such payment bears to the original principal balance of the security. The treatment of the resulting gain is subject to the general rules discussed under “— Sale, Exchange or Retirement of a Note” below.

Our 7 1/8% Senior Notes are denominated in Canadian dollars. Interest on these Notes will be included in a U.S. Holder’s gross income in an amount equal to the U.S. dollar value of the Canadian dollar amount, regardless of whether the Canadian dollars are converted into U.S. dollars. Generally, a U.S. Holder that uses the cash method of tax accounting will determine such U.S. dollar value using the spot rate of exchange on the date of receipt. A cash method U.S. Holder generally will not realize foreign currency gain or loss on the receipt of the interest payment but may have foreign currency gain or loss attributable to the actual disposition of the Canadian dollars received.

Generally, a U.S. Holder of 7 1/8% Senior Notes that uses the accrual method of tax accounting will determine the U.S. dollar value of accrued interest income using the average rate of exchange for the accrual period (or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the U.S. Holder’s taxable year). Alternatively, an accrual basis U.S. Holder may make an election (which must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS) to translate accrued interest income at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year in the case of a partial accrual period) or the spot rate on the date of receipt, if that date is within five business days of the last day of the accrual period. A U.S. Holder that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss on the receipt of an interest payment if the exchange rate in effect on the date payment is received differs from the rate applicable to an accrual of that interest. The amount of foreign currency gain or loss to be recognized by such U.S. Holder will be an amount equal to the difference between the U.S. dollar value of the Canadian dollar interest payment (determined on the basis of the spot rate on the date the interest income is received) in respect of the accrual period and the U.S. dollar value of the interest income that has accrued during the accrual period (as determined above). This foreign currency gain or loss will be ordinary income or loss and generally will not be treated as an adjustment to interest income or expense.

Foreign currency gain or loss generally will be U.S. source provided that the residence of a taxpayer is considered to be the United States for purposes of the rules regarding foreign currency gain or loss.

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

Sale, Exchange or Retirement of a Note

A U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than in a tax-free transaction), redemption, retirement or other taxable disposition of a note, equal to the difference, if any, between:

•

the amount realized (or the U.S. dollar value thereof if received in a foreign currency) less any portion allocable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary interest income; and

•	the U.S. Holder’s adjusted tax basis in the note.

Except with respect to gains or losses attributable to changes in exchange rates, as described below, gain or loss so recognized generally will be capital gain or loss (except as described under “— Market Discount and Bond Premium” above) and generally will be long-term capital gain or loss if the note has been held or deemed held for more than one year at the time of the disposition. Long-term capital gains of noncorporate U.S. Holders, including individuals, may be taxed at lower rates than items of ordinary income. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. Any capital gain or loss recognized by a U.S. Holder on the sale or other disposition of a note generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States. U.S. Holders should consult their own tax advisors regarding the source of gain attributable to market discount. A U.S. Holder’s adjusted tax basis in a note will generally equal the U.S. Holder’s U.S. dollar cost therefor, increased by the amount of market discount, if any, previously included in income in respect of the note and decreased (but not below zero) by the amount of principal payments received by such U.S. Holder in respect of the note, any amounts treated as a return of pre-issuance accrued interest and the amount of amortized bond premium, if any, previously taken into account with respect to the note.

Gain or loss recognized by a U.S. Holder on the sale, exchange or retirement of a 7 1/8% Senior Note that is attributable to changes in the rate of exchange between the U.S. dollar and foreign currency generally will be treated as U.S. source ordinary income or loss. Such foreign currency gain or loss is recognized on the sale or retirement of such Note only to the extent of total gain or loss recognized on the sale or retirement of such Note. Prospective investors should consult their own tax advisors regarding certain foreign currency translation elections that may be available with respect to a sale, exchange, or redemption of the 7 1/8% Senior Notes.

Transactions in Foreign Currency

Foreign currency received as a payment of interest on, or on the sale or retirement of, a 7 1/8% Senior Note will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time the note is disposed of or payment is received in consideration of such sale or retirement (as applicable). The amount of gain or loss recognized on a subsequent sale or other disposition of such foreign currency will be equal to the difference between (i) the amount of U.S. dollars, or the fair market value in U.S. dollars of the other currency or property received in such sale or other disposition, and (ii) the tax basis of the recipient in such foreign currency. A U.S. Holder who acquires such Note with previously owned foreign currency will recognize ordinary income or loss in an amount equal to the difference, if any, between such U.S. Holder’s tax basis in the foreign currency and the U.S. dollar fair market value of the note on the date of acquisition. Such gain or loss generally will be treated as income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Recent legislation requires U.S. individuals that hold specified foreign financial assets (including stock and securities of a foreign issuer) to report their holdings, along with other information, on their tax returns, with certain exceptions. Holders should consult their own tax advisors to determine the scope of these disclosure responsibilities.

Canadian Material Federal Income Tax Considerations for Residents of the United States

The following is a summary of the principal Canadian federal income tax considerations generally applicable to you if you invested, as initial purchaser or through a subsequent investment, in any of our Senior Notes and if you, at all relevant times, for purposes of the Income Tax Act (Canada), which we refer to as the “Tax Act”, deal at arm’s length with, and are not affiliated with, Videotron and hold the Senior Notes as capital property. Generally, the Senior Notes will be considered capital property to a holder provided that the holder does not use or hold and is not deemed to use or hold the Senior Notes in the course of carrying on a business and has not acquired them in a transaction or transactions considered to be an adventure in the nature of trade (a “Holder”).

The following summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and the Canada-United States Income Tax Convention (1980), as amended, is not, and is not deemed to be, a resident of Canada (and has never been, or been deemed to be, a resident of Canada), does not use or hold, and is not deemed to use or hold the Senior Notes in the course of carrying on a business or part of a business in Canada, and, in the case of a non-resident holder that is an insurer, whose Senior Notes are not designated insurance property (a “Non-Resident Holder”).

This summary is not applicable to: (a) a Holder that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (b) a Holder that is an “authorized foreign bank”, as defined in the Tax Act; (c) a

Holder that is a “registered non-resident insurer”, as defined in the Tax Act; (d) a Holder, an interest in which would be a “tax shelter investment”, as defined in the Tax Act; (e) a Holder that is a corporation that has elected in the prescribed from and manner and has otherwise met the requirements to use functional currency tax reporting as set out in the Tax Act; (f) a Holder that is a “specified financial institution” as defined in the Tax Act; or (g) a disposition, transfer or assignment of the Senior Notes by a Non-Resident Holder to a person resident (or deemed resident) of Canada not dealing at arm’s length with the Non-Resident Holder. Any such Holder to which this summary does not apply should consult its own tax advisor with respect to the tax consequences of acquiring, holding and disposing of the Senior Notes.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and our understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign income tax considerations which may differ from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations that may be relevant to a particular Holder. This summary is not intended to be, and should not be interpreted as, legal or tax advice to any particular Holder. Accordingly, you should consult your own tax advisors with respect to your particular circumstances.

Principal and Interest

Interest (including any amounts deemed to be interest) and principal paid to a Non-Resident Holder on the Senior Notes are not subject to Canadian non-resident withholding tax. No other taxes on income (including taxable capital gains) are payable by a Non-Resident Holder under the Tax Act in respect of the acquisition, holding, disposition, redemption or deemed disposition of the Senior Notes or the receipt of interest or principal thereon.

F-	Dividends and Paying Agents

Not applicable.

G-	Statement By Experts

Not applicable.

H-	Documents on Display

We file periodic reports and other information with the SEC. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or obtain copies of this information by mail from the public reference room at the prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the SEC’s Public Reference Room. The SEC also maintains an Internet website that contains reports and other information about issuers like us who file electronically with the SEC. The URL of that website is http://www.sec.gov. Any documents referred to in this annual report may also be inspected at our offices at 612 St. Jacques Street, Montréal, Quebec, Canada, H3C 4M8.

I-	Subsidiary Information

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Videotron’s financial risk management policies have been established in order to identify and analyze the risks faced by Videotron, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in Videotron’s activities.

As a result of its use of financial instruments, Videotron is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations. In order to manage its foreign exchange and interest rate risks, Videotron and its subsidiaries use derivative financial instruments (i) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed and variable rate debts. Videotron does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes. Videotron designates its derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

Foreign Currency Risk

Most of our revenues and expenses, other than interest and principal payments on U.S. dollar-denominated debt, purchases of set-top boxes and cable modems and certain capital expenditures, including those related to the buildout of our wireless network, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt must be paid in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on 100% of our U.S. dollar-denominated debt obligations outstanding as of December 31, 2010 and to hedge our exposure on certain purchases of set-top boxes, cable modems and capital expenditures.

Foreign exchange forward contracts:

Currencies (sold/bought)	Maturing	Weighted Average Exchange Rate	Notional Amount (in millions of dollars)
$ / US$	Less than 1 year	1.0168	139.5

Interest Rate Risk

Videotron’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers’ acceptance rate (BA) and (ii) bank prime rate (Prime). The Senior Notes issued by Videotron bear interest at fixed rates. Videotron has entered into various cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. After taking into account the hedging instruments, the long-term debt is comprised of 76.7% of fixed rate debt and 23.3% of floating rate debt as of December 31, 2010.

The estimated sensitivity of financial expense, before income tax, of a 100 basis point variance in the year-end Canadian Bankers’ acceptance rate is $5.0 million.

Credit Risk

Credit risk is the risk of financial loss to Videotron if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2010, no customer balance represented a significant portion of Videotron’s consolidated trade receivables. Videotron establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $14.0 million as of December 31, 2010 ($15.7 million as of December 31, 2009). As of December 31, 2010, 6.2% of trade receivables were 90 days past their billing date (7.8% as of December 31, 2009).

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

The carrying values and fair value of long-term debt as of December 31, 2010 and 2009 are as follows:

	December 31, 2010		December 31, 2009
(in thousands of dollars)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt (1)	$(1,826,729)	$(1,934,400)	$(1,613,848)	$(1,688,700)
Derivative financial instruments
Early settlement options	54,846	54,846	30,474	30,474
Foreign exchange forward contracts	(2,383)	(2,383)	(5,579)	(5,579)
Cross-currency interest rate swaps	(286,649)	(286,649)	(223,813)	(223,813)

(1)	The carrying value of long-term debt excludes adjustments to record changes in fair value of long-term debt related to hedges interest risk, the embedded derivatives and the financing fees.

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

Principal Repayments

As at December 31, 2010, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

Year ending December 31,	(in thousands of dollars)
2011	$—
2012	$—
2013	$—
2014	$650,797
2015	$173,661
2016 and thereafter	$1,002,271

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

Videotron’s management is responsible for establishing and maintaining adequate internal control over financial reporting of the company (as defined by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Videotron’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Videotron; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Videotron are being made only in accordance with authorizations of Videotron’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Videotron’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Videotron’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Videotron’s internal control over financial reporting was effective as of December 31, 2010.

Pursuant to the Dodd–Frank Wall Street Reform and Consumer Protection Act of 2010 and related SEC rules, Videotron is not required to include in its annual report an attestation report of Videotron’s registered public accounting firm regarding Videotron’s internal control over financial reporting. Our management’s report regarding the effectiveness of our internal control over financial reporting was therefore not subject to attestation procedures by Videotron’s registered public accounting firm.

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

ITEM 16B - CODE OF ETHICS

We have a code of ethics (as defined in Item 16B of Form 20-F) that applies to all directors, officers and employees of Videotron, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. Our Code of Ethics is included as an exhibit to this annual report on Form 20-F.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent public accountant for the fiscal years ended December 31, 2010, December 31, 2009 and December 31, 2008. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2010 are included in this annual report on Form 20-F.

The Audit Committee establishes the independent auditors’ compensation. In February 2010, the Audit Committee reviewed its policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre approved all audit services, determined which non-audit services the independent auditors are prohibited from providing, and authorized permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2010 and 2009, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditors, Ernst & Young LLP, for the years ended December 31, 2010 and December 31 2009.

	2010	2009
Audit Fees(1)	$835,786	$825,021
Audit related Fees(2)	$55,892	$43,602
All Other Fees(3)	$71,978	$17,588
Total	$963,656	$886,211

(1)

Audit Fees consist of fees approved for the annual audit of the Company’s consolidated financial statements and quarterly reviews of interim financial statements of the Company with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues.

(2)	Audit-Related Fees include fees for the audits of the review of one subsidiary’s financial statements and various reports to statutory authorities.

(3)	All Other Fees include fees billed for assistance with Canadian, U.S. and international tax compliance.

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F - CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G - CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

Our consolidated balance sheets as at December 31, 2010 and 2009 and our consolidated statements of income, shareholder’s equity, comprehensive income and cash flows for the years ended December 31, 2010, 2009 and 2008, including the notes thereto and together with the report of Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

ITEM 19 - EXHIBITS

A-	Exhibits

The following documents are filed as exhibits to this Form 20-F:

1.1

Articles of Amalgamation of Videotron Ltd. as of July 1, 2006 (translation) (incorporated by reference to Exhibit 1.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007).

1.2

Articles of Amendment of Videotron Ltd. as of June 30, 2008 (incorporated by reference to Exhibit 1.2 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on
March 6, 2009).

1.3

Articles of Amendment of Videotron Ltd. as of December 12, 2008 (incorporated by reference to Exhibit 1.3 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

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

1.7	Articles of Incorporation of Vidéotron Infrastructures Inc., as amended as of February 17, 2011.

1.8

By-laws of Vidéotron Infrastructures Inc. (translation) (incorporated by reference to Exhibit 1.8 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

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

1.11	By-laws of Videotron US Inc. (incorporated by reference to Exhibit 1.11 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.12	Declaration of registration of Videotron G.P.

1.13	Declaration of registration of Videotron L.P.

1.14	Certificate and Articles of Constitution of 9230-7677 Québec inc. (translation).

1.15	By-laws of 9230-7677 Québec inc. (translation).

2.1	Form of 6 7/8% Senior Notes due January 15, 2014 of Videotron Ltd. (included as Exhibit A to Exhibit 2.3 below).

2.2	Form of Notation of Guarantee by the subsidiary guarantors of the 6 7/8% Senior Notes due January 15, 2014 of Videotron Ltd. (included as Exhibit E to Exhibit 2.3 below).

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

2.7

Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., the subsidiary guarantor signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003.

2.8

Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003.

2.9	Form of 6 3/8% Senior Notes due December 15, 2015 of Videotron Ltd. (included as Exhibit A to Exhibit 2.11 below).

2.10	Form of Notation of Guarantee by the subsidiary guarantors of the 6 3/8% Senior Notes due December 15, 2015 of Videotron Ltd. (included as Exhibit E to Exhibit 2.11 below).

2.11

Indenture, dated as of September 16, 2005, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to Videotron Ltd.’s Registration Statement on Form F-4 dated October 14, 2005, Registration Statement No. 333-128998).

2.12

Supplemental Indenture, dated as of April 15, 2008, by and among Videotron Ltd., Videotron US Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.10 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

2.13

Supplemental Indenture, dated as of September 23, 2008, by and among Videotron Ltd., 9193-2962 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.11 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

2.14

Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., the subsidiary guarantor signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005.

2.15

Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005.

2.16	Form of 9 1/8% Senior Notes due April 15, 2018 of Videotron Ltd. (included as Exhibit A to Exhibit 2.18 below).

2.17	Form of Notation of Guarantee of the subsidiary guarantors of the 9 1/8% Senior Notes due April 15, 2018 of Videotron Ltd. (included as Exhibit E to Exhibit 2.18 below).

2.18

Indenture, dated as of April 15, 2008, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.14 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on
March 6, 2009).

2.19

Supplemental Indenture, dated as of September 23, 2008, by and among Videotron Ltd., 9193-2962 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.15 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

2.20

Supplemental Indenture, dated as of March 5, 2009, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.16 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.21

Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., the subsidiary guarantor signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008.

2.22

Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008.

2.23

Indenture, dated as of January 13, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.17 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.24

Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., the subsidiary guarantor signatory thereto and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010.

2.25

Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010.

2.26	Form of 7 1/8% Senior Notes due January 15, 2020 of Videotron Ltd. (included as Exhibit A to Exhibit 2.23 above).

2.27	Form of Notation of Guarantee of the subsidiary guarantors of the 7 1/8% Senior Notes due January 13, 2020 of Videotron Ltd. (included as Exhibit E to Exhibit 2.23 above).

4.1

Form of Amended and Restated Credit Agreement (the “Credit Agreement”) entered into as of November 28, 2000, (as amended by a First Amending Agreement dated as of January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated December 12, 2001 and accepted by the Lenders as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003, a Seventh Amending Agreement dated as of November 19, 2004, an Eighth Amending Agreement dated as of March 6, 2008, a Ninth Amending Agreement dated as of April 7, 2008 and a Tenth Amending Agreement dated as of November 13, 2009) entered into as of November 28, 2000, as amended as of November 13, 2009, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto (incorporated by reference to Exhibit 4.1 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

4.2

Tenth Amending Agreement, dated as of November 13, 2009, to the Credit Agreement, dated as of November 28, 2000, as amended by the First Amending Agreement, dated as of January 5, 2001, a Second Amending Agreement, dated as of June 29, 2001, a Third Amending Agreement, dated as of December 12, 2001, a Fourth Amending Agreement, dated as of December 23, 2002, a Fifth Amending Agreement, dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003, a Seventh Amending Agreement dated as of November 19, 2004, an Eighth Amending Agreement dated as of March 6, 2008, and a Ninth Amending Agreement, dated as of April 7, 2008, among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, CF Cable TV Inc., 7215924 Canada Inc., 9212-7919 Québec Inc., and Videotron US Inc., as guarantors, and by Quebecor Media (incorporated by reference to Exhibit 4.2 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

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

4.10

Finnvera Facility B Credit Agreement, dated as of November 13, 2009, by and among, Videotron Ltd., as borrower, the lenders party thereto, as lenders, HSBC Bank PLC, as Finnvera Facility B Agent, and The Toronto-Dominion Bank, as agent (incorporated by reference to Exhibit 2.16 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

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

12.2

Certification of Marie-Josée Marsan, Vice-President, Finance and Information Technology (IT) and Chief Financial Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2

Certification of Marie-Josée Marsan, Vice-President, Finance and Information Technology (IT) and Chief Financial Officer of Videotron Ltd. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIDEOTRON LTD.

By:	/s/ Marie-Josée Marsan
	Name:	Marie-Josée Marsan

	Title:	Vice-President, Finance and Information Technology (IT) and Chief Financial Officer

Dated: March 21, 2011

VIDEOTRON LTD.

Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and to the Shareholder of Videotron Ltd.

We have audited the accompanying consolidated balance sheets of Videotron Ltd. as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Videotron Ltd. at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for the years ended December 31, 2010 and 2009, in conformity with Canadian Generally Accepted Accounting Principles.

Chartered Accountants

Montreal, Canada

March 7, 2011

1 CA auditor permit no. 19843

VIDEOTRON LTD.

Consolidated Statements of Income

Years ended December 31, 2010, 2009 and 2008

(in thousands of Canadian dollars)

	000000000000	000000000000	000000000000
	2010	2009	2008

Revenues:
Cable television	$950,590	$875,550	$809,891
Internet	644,283	574,180	499,627
Cable telephony	409,858	353,773	286,063
Mobile telephony	53,167	41,422	31,630
Business solutions	59,803	58,326	63,592
Equipment sales	59,893	57,394	49,014
Video stores	23,262	31,512	57,015
Other	8,161	9,003	7,374
	2,209,017	2,001,160	1,804,206

Cost of sales and operating expenses	1,173,138	1,028,228	1,006,325

Amortization	294,200	241,164	213,043

Financial expenses (note 2)	117,931	80,237	95,920

(Gain) loss on valuation and translation of financial instruments (note 3)	(24,373)	(44,060)	19,677

Restructuring expenses and other special items (note 4)	21,380	(2,057)	(1,414)
Income before income taxes and non-controlling interest	626,741	697,648	470,655

Income taxes (note 5)	112,241	100,649	73,630
Income before non-controlling interest	514,500	596,999	397,025

Non-controlling interest	244	102	148
Net income	$514,256	$596,897	$396,877

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

Consolidated Statements of Comprehensive Income

Years ended December 31, 2010, 2009 and 2008

(in thousands of Canadian dollars)

	00000000000	00000000000	00000000000
	2010	2009	2008

Net income	$514,256	$596,897	$396,877

Other comprehensive income (loss):
Gain (loss) on valuation of derivative financial instruments	19,968	(16,961)	(4,076)
Future income taxes	(1,275)	21,227	(15,720)
	18,693	4,266	(19,796)
Comprehensive income	$532,949	$601,163	$377,081

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

Consolidated Statements of Shareholder’s Equity

Years ended December 31, 2010, 2009 and 2008

(in thousands of Canadian dollars)

	00000000000	00000000000	00000000000	00000000000	00000000000
	Capital stock (note 14)	Contributed surplus	Retained earnings (Deficit)	Accumulated other comprehensive loss (note 16)	Total shareholder’s equity

Balance as of December 31, 2007	$46,177	$576,979	$(358,657)	$(7,302)	$257,197

Net income	–	–	396,877	–	396,877

Other comprehensive loss	–	–	–	(19,796)	(19,796)

Dividends	–	–	(110,000)	–	(110,000)

Related party transactions (note 10, 21)	–	–	(1,102)	–	(1,102)

Reduction of paid-up capital (note 14)	(46,176)	(73,824)	–	–	(120,000)
Balance as of December 31, 2008	1	503,155	(72,882)	(27,098)	403,176

Net income	–	–	596,897	–	596,897

Other comprehensive income	–	–	–	4,266	4,266

Dividends	–	–	(303,000)	–	(303,000)

Related party transaction (note 21)	–	–	(70)	–	(70)

Conversion of contributed surplus (note 17)	–	(496,000)	496,000	–	–
Balance as of December 31, 2009	1	7,155	716,945	(22,832)	701,269

Net income	–	–	514,256	–	514,256

Other comprehensive income	–	–	–	18,693	18,693

Dividends	–	–	(437,000)	–	(437,000)

Issuance of capital stock (note 21)	3,400	–		–	3,400
Balance as of December 31, 2010	$3,401	$7,155	$794,201	$(4,139)	$800,618

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

Consolidated Statements of Cash Flows

Years ended December 31, 2010, 2009 and 2008

(in thousands of Canadian dollars)

	00000000000000	00000000000000	00000000000000
	2010	2009	2008

Cash flows related to operating activities
Net income	$514,256	$596,897	$396,877
Adjustments for:
Amortization of fixed assets	254,744	226,301	204,683
Amortization of intangible assets and other assets	39,456	14,863	8,360
(Gain) loss on valuation and translation of financial instruments (note 3)	(24,373)	(44,060)	19,677
Amortization of financing costs and long-term debt premium or discount (note 2)	3,556	2,099	1,623
Future income taxes (note 5)	84,866	94,219	72,559
Non-controlling interest	244	102	148
Other	(9)	666	(865)
	872,740	891,087	703,062
Net change in non-cash balances related to operating activities:
Accounts receivable	(57,995)	(21,688)	(2,217)
Amounts receivable from and payable to affiliated companies	5,973	581	(15,913)
Inventories	(57,524)	7,466	(10,477)
Prepaid expenses	(11,109)	1,428	4,490
Accounts payable and accrued liabilities	6,893	(6,065)	51,399
Deferred revenue	49,433	22,221	12,233
Other assets	(6,248)	(11,440)	(8,969)
Other liabilities	14,574	4,793	(21,349)
	(56,003)	(2,704)	9,197
Cash flows provided by operating activities	816,737	888,383	712,259

Cash flows related to investing activities
Additions to fixed assets	(668,030)	(434,097)	(357,938)
Additions to intangible assets	(90,622)	(89,753)	(60,183)
(Acquisition) disposal of preferred shares of a company under common control (note 8)	(370,000)	795,000	(60,000)
Acquisition of a company under common control (note 10)	–	–	(554,549)
Acquisition of tax deductions from the ultimate parent company (note 21)	(5,974)	(6,305)	(18,378)
Net change in temporary investments	30,000	(30,000)	–
Other	7,319	13,260	7,103
Cash flows (used in) provided by investing activities	(1,097,307)	248,105	(1,043,945)

Sub-total, balance carried forward	$(280,570)	$1,136,488	$(331,686)

VIDEOTRON LTD.

Consolidated Statements of Cash Flows, Continued

Years ended December 31, 2010, 2009 and 2008

(in thousands of Canadian dollars)

	000000000000000	000000000000000	000000000000000
	2010	2009	2008

Sub-total, balance brought forward	$(280,570)	$1,136,488	$(331,686)

Cash flows related to financing activities
Net change in bank indebtedness	–	(3,613)	(5,892)
Net change under bank credit facility (note 12)	–	(207,670)	59,949
Issuance of long-term debt, net of financing fees	293,888	325,544	447,629
Issuance (repayment) of subordinated loan from parent company (note 8)	370,000	(795,000)	60,000
Reduction in paid-up capital	–	–	(120,000)
Dividends	(437,000)	(303,000)	(110,000)
Other	(292)	(2,440)	–
Cash flows provided by (used in) financing activities	226,596	(986,179)	331,686
Net change in cash and cash equivalents	(53,974)	150,309	–

Cash and cash equivalents at beginning of year	150,309	–	–
Cash and cash equivalents at end of year	$96,335	$150,309	$–

Non-cash investing activities
Net change in additions to fixed and intangible assets financed with accounts payable	$16,589	$53,125	$16,919

Cash interest payments	$150,241	$116,813	$109,298
Cash interest payments to parent company and an affiliated company	168,201	239,739	269,571
Cash income tax payments (net of refunds)	6,456	1,766	274

Additions to intangible assets[1] :
Internally generated	44,413	34,223	30,617
Externally acquired	46,209	55,530	29,566

[1]	All intangible assets acquired are subject to amortization.

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

Consolidated Balance Sheets

December 31, 2010 and 2009

(in thousands of Canadian dollars)

	0000000000000	0000000000000
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$96,335	$150,309
Temporary investments	–	30,000
Accounts receivable (note 6)	243,609	185,726
Income taxes	434	255
Amounts receivable from affiliated companies (note 21)	10,608	14,682
Inventories (note 7)	96,462	38,938
Prepaid expenses	21,094	10,216
Future income taxes (note 5)	15,701	12,305
	484,243	442,431

Investments (note 8)	1,630,000	1,260,000
Fixed assets (note 9)	2,199,063	1,775,089
Intangible assets (note 10)	779,554	731,944
Derivative financial instruments (note 20)	–	3,077
Other assets (note 11)	59,820	44,835
Future income taxes (note 5)	519	859
Goodwill	432,374	432,374
	$5,585,573	$4,690,609

Liabilities and Shareholder's Equity
Current liabilities:
Accounts payable and accrued charges	$395,924	$381,049
Amounts payable to affiliated companies (note 21)	23,243	21,513
Deferred revenue	220,633	178,007
Income taxes	19,603	4,887
	659,403	585,456

Long-term debt (note 12)	1,786,076	1,592,321
Subordinated loan from parent company (note 8)	1,630,000	1,260,000
Derivative financial instruments (note 20)	289,032	232,469
Future income taxes (note 5)	364,200	281,588
Other liabilities (note 13)	56,244	37,506
	4,784,955	3,989,340

Shareholder’s equity:
Capital stock (note 14)	3,401	1
Contributed surplus	7,155	7,155
Retained earnings	794,201	716,945
Accumulated other comprehensive loss (note 16)	(4,139)	(22,832)
	800,618	701,269
	$5,585,573	$4,690,609

Commitments and contingencies (note 18)

Guarantees (note 19)

On behalf of the Board of Directors

/s/ Serge Gouin	/s/ Jean La Couture
Serge Gouin, Director	Jean La Couture, Director

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

Videotron Ltd. (the “Company”) is incorporated under the laws of Quebec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent company) and is a subsidiary of Quebecor Inc. (the ultimate parent company). The Company offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies and televisual products through its Video-On-Demand service or its distribution and rental stores.

1.	Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant differences between generally accepted accounting principles in Canada and in the United States are described in note 23.

(a)	Basis of presentation

These consolidated financial statements include the accounts of the Company and all its subsidiaries. Intercompany transactions and balances are eliminated on consolidation.

Certain comparative figures for the years 2009 and 2008 have been reclassified to conform to the presentation adopted for the year ended December 31, 2010.

(b)	Foreign currency translation

Foreign currency transactions are translated using the temporal method. Translation gains and losses on financial instruments are included in financial expenses or in gain or loss on valuation and translation of financial instruments unless hedge accounting is used.

(c)	Use of estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results could differ from these estimates. The following significant areas require management to use assumptions and make estimates:

•	Revenue recognition;

•	impairment testing of goodwill, intangible assets and fixed assets;

•	fair value of financial instruments;

•	costs and liabilities related to pension and postretirement benefit plans;

•	allowance for doubtful accounts, the provision for obsolescence and allowance for sales returns;

•	net realizable value of inventories;

•	provisions such as legal contingencies and restructuring of operations;

•	residual value and useful life of assets subject to amortization;

•	future income taxes;

•	government assistance and income tax credits;

•	stock-based compensation.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

1.	Summary of significant accounting policies (continued)

(d)	Impairment of long-lived assets

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

(e)	Revenue recognition

The Company recognizes its operating revenues when the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed or determinable; and

•	the collection of the sale is reasonably assured.

The portion of revenue that is unearned is recorded under “Deferred revenue” when customers are invoiced.

Revenue recognition policies for each of the Company’s main product lines are as follows:

Cable and mobile services are provided under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, internet, cable telephony or mobile telephony, including connecting costs) and the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined.

Cable connection revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection costs, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of these costs over the related revenues is recognized immediately in income. Revenues from cable television and other services, such as Internet access, cable telephony and mobile telephony, are recognized when services are rendered. Revenue from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and in the case of mobile devices, revenues from equipment sales are recognized in income when the device is delivered and activated. Revenues from video rentals are recorded as revenue when services are provided. Promotional offers related to subscriber services are accounted for as a reduction in the related service revenue over the period of performance of the service contract or over the estimated average period that subscribers are expected to remain connected. Promotional offers related to equipment sales, including mobile devices, are accounted for as a reduction in the related equipment sales when the equipment is delivered. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

1.	Summary of significant accounting policies (continued)

(f)	Financial instruments

Classification, recognition and measurement

Financial instruments are classified as held for trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. The Company has classified its financial instruments (except derivative financial instruments) as follows:

Held-for-trading	Loans and receivables	Available-for-sale	Other liabilities
• Cash and cash equivalents • Temporary investments • Bank indebtedness	• Accounts receivable • Amounts receivable from affiliated companies • Loans and other long- term receivables included in “Other assets” • Investments	• Other portfolio investments included in “Other assets”	• Accounts payable and accrued charges • Amounts payable to affiliated companies • Long-term debt • Subordinated loan from parent company • Other long-term liabilities included in “Other liabilities”

Financial instruments held for trading are measured at fair value with changes recognized in income as a loss or gain on valuation and translation of financial instruments. Available-for-sale financial assets are measured at fair value or at cost in the case of equity instruments that do not have a quoted market price in an active market and if applicable. Changes in fair value are recorded in comprehensive income. Financial assets classified as loans and receivables and financial liabilities classified as other financial liabilities are measured at amortized cost, using the effective interest rate method of amortization.

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

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

1.	Summary of significant accounting policies (continued)

(f)	Financial instruments (continued)

Derivative financial instruments and hedge accounting (continued)

that set all future interest and principal payments on U.S. denominated debt in fixed Canadian dollars are designated as cash flow hedges. The Company’s cross-currency interest rate swaps that set all future interest and principal payments on U.S. denominated debt in fixed Canadian dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

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

•

For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

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

(g)	Cash and cash equivalents and temporary investments

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. As of December 31, 2009 and 2010, these highly liquid investments consisted of Bankers’ acceptances and term deposits.

Temporary investments consisted of high-quality money market instruments as of December 31, 2009. These temporary investments, classified as held-for-trading, were recorded at fair value.

(h)	Tax credits and government assistance

The Company receives tax credits mainly related to its research and development activities. Government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are met.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

1.	Summary of significant accounting policies (continued)

(i)	Inventories

Inventories are valued at the lower of cost, determined by the weighted-average cost method, and net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. When the circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is reversed.

(j)	Income taxes

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

(k)	Fixed assets

Fixed assets are stated at cost. Cost represents acquisition costs, net of government grants and investment tax credits, or construction costs, including preparation, installation and testing costs and interest incurred with respect to the fixed assets until they are ready for commercial production. In the case of projects to construct cable and mobile networks, the cost includes equipment, direct labour and direct overhead costs. Projects under development may also be comprised of advance payments made to suppliers for equipment under construction. Expenditures for additions, improvements and replacements are capitalized, whereas maintenance and repair expenditures are expensed as incurred

Amortization is principally calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful life

Buildings	40 years
Furniture and equipment	3 years to 7 years
Receiving and distribution networks	3 years to 20 years
Subscribers’ equipment	5 years and 7 years
Coding and transmission material	5 years

Leasehold improvements are amortized over the shorter of the term of the lease and economic life.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

1.	Summary of significant accounting policies (continued)

(k)	Fixed assets (continued)

The Company does not record an asset retirement obligation in connection with its cable distribution networks. The Company expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date for these assets undeterminable. An asset retirement obligation related to its advanced mobile network is however recorded for the rental of sites.

(l)	Goodwill and other intangible assets

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

Intangible assets that have an indefinite useful life are also tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset to its fair value, and an impairment loss is recognized in the consolidated statements of income for the excess, if any.

Intangible assets with definite useful lives are amortized over their useful life using the straight-line method over the following periods:

Assets	Estimated useful life

AWS spectrum licences[1]	10 years
Software	3 to 7 years
[1]	The useful life represents the initial term of the licences issued by Industry Canada

The cost of the spectrum licences for Advanced Wireless Services (“AWS”) includes acquisition costs and interest incurred during the development period of the mobile network project until the network is ready for commercial service.

Internally generated intangible assets are mainly comprised of internal costs in connection with the development of software to be used internally or for providing services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to this stage are recognized as expenses.

(m)	Stock-based compensation

Stock-based awards to employees that call for settlement in cash or other assets, at the option of the employee are classified as a liability and the compensation cost is recognized in operating expense over the vesting period. Changes in the intrinsic value of stock-based awards between the grant date and the measurement date result in a change in the measurement of the liability and of the compensation cost.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

1.	Summary of significant accounting policies (continued)

(n)	Pension plans and postretirement benefits

The Company offers defined benefit pension plans and defined contribution pension plans to some of its employees.

(i)	Defined contribution pension plans

Under its defined contribution pension plans, the Company pays fixed contributions to participating employee pension plans and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit costs into the consolidated statement of income when the contributions become due.

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

•

Amortization of the initial net transition asset, prior service costs and amendments on a straight-line basis over the expected average remaining service period of 13 years of the active employee group covered by the plans.

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

The Company also offers health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using an accounting methodology similar to that for defined benefit pension plans. The related benefits of these plans are funded by the Company as they become due.

(o)	Rates subject to CTRC regulations

The Company’s operations are subject to rate regulations on certain services based on geographical regions, mainly by the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the Canadian Radio-television and Telecommunication Commission (“CRTC”). Accordingly, the Company’s revenues could be affected by changes in regulations or decisions made by this regulating body. The Company does not select accounting policies that differ from GAAP, even though the Company is subject to these regulations.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

2.	Financial expenses

	00000000000000	00000000000000	00000000000000
	2010	2009	2008

Third parties:
Interest on long-term debt	$153,619	$128,292	$111,601
Amortization of financing costs and long-term debt premium or discount	3,556	2,099	1,623
Loss (gain) on foreign currency translation of short-term monetary items	3,214	(4,907)	4,996
Other	(1,552)	(364)	(605)
	158,837	125,120	117,615
Affiliated parties (note 8):
Interest expense (net of income)	169,374	237,241	269,822
Dividend income	(175,018)	(244,844)	(278,753)
	(5,644)	(7,603)	(8,931)

Interest capitalized to the cost of:
Fixed assets	(9,659)	(3,880)	(249)
Intangible assets	(25,603)	(33,400)	(12,515)
	(35,262)	(37,280)	(12,764)
	$117,931	$80,237	$95,920

3.	(Gain) loss on valuation and translation of financial instruments

	00000000000000	00000000000000	00000000000000
	2010	2009	2008

(Gain) loss on embedded derivatives	$(25,360)	$(29,577)	$6,829
Loss (gain) on ineffective portion of fair value hedges	987	(14,483)	12,848
	$(24,373)	$(44,060)	$19,677

4.	Restructuring expenses and other special items

	00000000000000	00000000000000	00000000000000
	2010	2009	2008

Restructuring of operations	$23,881	$516	$323
Other special items	(2,501)	(2,573)	(1,737)
	$21,380	$(2,057)	$(1,414)

In September 2010, the Company launched its new advanced mobile network. As a result, the Company recorded a charge of $10.0 million, payable in March 2011, for the termination of its Mobile Virtual Network Operator (“MVNO”) agreement and a charge of $13.9 million for the migration of its existing MVNO subscribers to its new mobile network. The Company expects to incur migration costs as long as the conversion process is not completed.

In 2010, other special items included a net gain of $2.5 million primarily related to the expropriation of assets (net gains of $2.6 million and $1.7 million in 2009 and 2008, respectively).

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

5.	Income taxes

Income taxes on operations are as follows:

	0000000000000	0000000000000	0000000000000
	2010	2009	2008

Current	$27,375	$6,430	$1,071
Future	84,866	94,219	72,559
	$112,241	$100,649	$73,630

The following table reconciles income taxes at the Company’s domestic statutory tax rate of 29.9% in 2010 (30.9% in 2009 and 2008) and income taxes in the consolidated statements of income:

	0000000000000	0000000000000	0000000000000
	2010	2009	2008

Income taxes at domestic statutory tax rate	$187,396	$215,573	$145,432
(Reduction) increase resulting from:
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	(10,268)	(19,626)	10,038
Change in valuation allowance	–	(9,718)	9,718
Tax consolidation transactions with affiliated companies (note 8)	(52,331)	(73,069)	(86,135)
Recognition of a deferred tax credit (note 21)	(2,709)	(14,035)	(5,690)
Other[1]	(9,847)	1,524	267
Income taxes	$112,241	$100,649	$73,630

[1]	Includes mainly reduction in future income tax liabilities in light of changes in tax audit matters, jurisprudence and tax legislation for the year ended December 31, 2010.

The tax effects of significant items comprising the Company’s net future tax positions are as follows:

	0000000000000	0000000000000
	2010	2009

Loss carry-forwards	$11,890	$9,363
Accounts payable and accrued charges	4,817	3,285
Fixed assets	(281,087)	(223,658)
Intangible assets	(66,515)	(40,570)
Long-term debt and derivative financial instruments	(3,646)	4,211
Other	(13,439)	(21,055)
Net future income tax liabilities	$(347,980)	$(268,424)

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

5.	Income taxes (continued)

The current and long-term future income tax assets and liabilities are as follows:

	00000000000000	00000000000000
	2010	2009

Future income tax assets:
Current	$15,701	$12,305
Long-term	519	859
	16,220	13,164
Future income tax liability:
Long-term	(364,200)	(281,588)
Net future income tax liabilities	$(347,980)	$(268,424)

As of December 31, 2010, the Company had operating loss carry-forwards for income tax purposes of $40.3 million available to reduce future taxable income that will expire in 2030 ($30.1 million in 2009). As of December 31, 2010, the Company also had capital losses of $3.6 million that can be carried forward indefinitely and applied only against future capital gains ($2.6 million in 2009).

6.	Accounts receivable

	00000000000000	00000000000000
	2010	2009

Trade	$239,591	$182,941
Other	4,018	2,785
	$243,609	$185,726

7.	Inventories

	00000000000000	00000000000000
	2010	2009

Subscribers’ equipment	$76,979	$23,853
Network materials	19,058	14,683
Video store materials	425	402
	$96,462	$38,938

Cost of inventories included in cost of sales and operating expenses amounted to $103.5 million in 2010 ($101.3 million in 2009 and $90.9 million in 2008). Write-downs of inventories totaling $0.9 million were recognized in cost of sales and operating expenses in 2010 ($0.3 million in 2009 and $1.5 million in 2008).

8.	Subordinated loan from parent company

	00000000000000	00000000000000
	2010	2009

Subordinated loan - Quebecor Media Inc.	$1,630,000	$1,260,000

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

8.	Subordinated loan from parent company (continued)

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

On January 4, 2008, CF Cable TV Inc., a wholly owned subsidiary of the Company, contracted a subordinated loan of $170.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 4, 2023. On the same day, CF Cable TV Inc. invested the total proceeds of $170.0 million into 170,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On December 23, 2008, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 525,000 preferred shares, Series B, for a total cash consideration of $525.5 million, including cumulative dividends of $0.5 million. On the same day, the Company used the total proceeds of $525.0 million to repay part of its subordinated loan contracted from Quebecor Media Inc. on January 3, 2007.

On January 9, 2009, CF Cable TV Inc., a wholly owned subsidiary of the Company, increased the subordinated loan by $190.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 9, 2024. On the same day, CF Cable TV Inc. invested the total proceeds of $190.0 million into 190,000 preferred shares, Series B, of 9101-0835 Québec Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On November 26, 2009, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 500,000 preferred shares, Series B, for a total cash consideration of $500.0 million, including cumulative dividends of $23.6 million. On the same day, the Company used the total proceeds of $500.0 million to repay part of its subordinated loan contracted from Quebecor Media Inc.

On December 18, 2009, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed from CF Cable TV Inc., a wholly owned subsidiary of the Company, 485,000 preferred shares, Series B, for a total cash consideration of $485.0 million, including cumulative dividends of $0.5 million. On the same day, the CF Cable TV Inc. used the total proceeds of $485.0 million to repay its entire subordinated loan contracted from Quebecor Media Inc.

On September 15, 2010, the Company contracted a subordinated loan of $1.3 billion from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on September 15, 2025. On the same day, the Company invested the total proceeds of $1.3 billion into 1,300,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On December 20, 2010, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 930,000 preferred shares, Series B, for a total cash consideration of $930.0 million, including cumulative dividends of $68.5 million. On the same day, the Company used the total proceeds of $930.0 million to repay part of its subordinated loan contracted from Quebecor Media Inc.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

9.	Fixed assets

	00000000000000	00000000000000	00000000000000
			2010
	Cost	Accumulated amortization	Net amount

Land	$4,251	$–	$4,251
Buildings	106,249	40,770	65,479
Furniture and equipment	298,383	130,576	167,807
Receiving and distribution networks	3,633,402	1,848,521	1,784,881
Subscribers’ equipment	185,710	106,544	79,166
Coding and transmission material	5,662	2,643	3,019
Projects under development	94,460	–	94,460
	$4,328,117	$2,129,054	$2,199,063

			2009
	Cost	Accumulated amortization	Net amount

Land	$3,078	$–	$3,078
Buildings	96,526	35,615	60,911
Furniture and equipment	230,315	143,409	86,906
Receiving and distribution networks	3,061,897	1,662,061	1,399,836
Subscribers’ equipment	165,141	86,725	78,416
Coding and transmission material	3,978	1,717	2,261
Projects under development	143,681	–	143,681
	$3,704,616	$1,929,527	$1,775,089

10.	Intangible assets

	00000000000000	00000000000000	00000000000000
			2010
	Cost	Accumulated amortization	Net amount

AWS spectrum licences[1]	$527,359	$16,611	$510,748
Software	275,406	110,287	165,119
Projects under development	103,687	–	103,687
	$906,452	$126,898	$779,554

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

10.	Intangible assets (continued)

	00000000000000	00000000000000	00000000000000
			2009
	Cost	Accumulated amortization	Net amount

AWS spectrum licences[1]	$503,601	$–	$503,601
Software	191,280	87,845	103,435
Projects under development	124,908	–	124,908
	$819,789	$87,845	$731,944

[1]

Interest costs of $23.8 million were capitalized to the cost of these licences in 2010 ($32.5 million in 2009). The spectrum licences were issued by Industry Canada on December 23, 2008 for an initial term of 10 years.

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

11.	Other assets

	00000000000000	00000000000000
	2010	2009

Deferred connection costs	$35,269	$28,616
Deferred pension charges (note 22)	12,674	3,047
Other	11,877	13,172
	$59,820	$44,835

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

12.	Long-term debt

	00000000000000	00000000000000	00000000000000	00000000000000
	Effective interest rate as of December 31, 2010	Year of maturity	2010	2009

Bank credit facilities (i)	–%	2012 - 2018	$–	$–
Senior Notes (ii)	6.59%	2014	650,797	689,178
Senior Notes (iii)	6.44%	2015	173,661	183,414
Senior Notes (iv)	9.37%	2018	702,271	741,256
Senior Notes (v)	7.13%	2020	300,000	–
Total long-term debt			1,826,729	1,613,848

Change in fair value related to hedged interest rate risk			28,442	20,589
Adjustments related to embedded derivatives			(43,472)	(18,112)
Financing fees, net of amortization			(25,623)	(24,004)
			$1,786,076	$1,592,321

(i)	The senior bank credit facilities provide for a $575.0 million secured revolving credit facility that matures in April 2012 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance or Canadian prime rates, plus a margin, depending on the Company’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate plus a margin. The senior bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Company and its subsidiaries. As of December 31, 2010 the senior bank credit facilities of the Company were secured by assets with a carrying value of $5,585.6 million ($4,690.6 million in 2009). The senior bank credit facilities contain covenants such as maintaining certain financial ratios and some restrictions on the payment of dividends and asset acquisitions and dispositions. As of December 31, 2010 and 2009, no amount was drawn on these facilities.

(i)	In November 2009, the Company entered into the facility B credit agreement providing for an unsecured term credit facility in a maximum amount equal to the difference between US$100.0 million and the aggregate of the US dollar equivalent of each drawing on the Company’s secured export financing facility. This facility matures in April 2016 and bears interest at Bankers’ acceptance plus a margin. As of December 31, 2010 and 2009, no amount was drawn on this facility.

(ii)	In October 2003, a first series of US$335.0 million in aggregate principal amount of Senior Notes was issued at a discount price of 99.08% for net proceeds of $445.6 million, before issuance fees of $7.6 million. In November 2004, a second series of US$315.0 million in aggregate principal amount of Senior Notes was issued at a premium price of 105.0% for net proceeds of $405.1 million, including accrued interest of $8.9 million and before issuance fees of $7.4 million. These notes bear interest at a rate of 6.875% for an average effective interest rate of 6.59%, payable every six months on January 15 and July 15, and mature on January 15, 2014. The notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of the Company. The notes became redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2009, at a decreasing premium.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

12.	Long-term debt (continued)

(iii)	On September 16, 2005, US$175.0 million in aggregate principal amount of Senior Notes were issued at a discount price of 99.5% for net proceeds of $205.2 million, before issuance fees of $3.8 million. These notes bear interest at a rate of 6.375% for an effective rate of 6.44%, payable every six months on June 15 and December 15, and mature on December 15, 2015. The notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of the Company. These notes became redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2010, at a decreasing premium.

(iv)	In April 2008, a first series of US$455.0 million in aggregate principal amount of Senior Notes was issued at a discount price of 98.43% for net proceeds of $457.3 million, before financing fees of $9.5 million. In March 2009, a second series of US$260.0 million in aggregate principal amount of Senior Notes was issued at a discount price of 98.625% for net proceeds of $332.4 million, including accrued interest of $6.9 million and before financing fees of $6.9 million. The Senior Notes bear interest at a rate of 9.125% for an average effective interest rate of 9.37%, payable every six months on June 15 and December 15, and mature on April 15, 2018. These notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, pay dividends and make other distributions, and are unsecured. These Senior Notes are guaranteed by specific subsidiaries of the Company. These notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2013, at a decreasing premium.

(v)	On January 13, 2010, $300.0 million in aggregate principal amount of Senior Notes were issued for net proceeds of $293.9 million, net of financing fees of $6.1 million. The Senior Notes bear interest at 7.125% payable every six months on June 15 and December 15, and mature on January 15, 2020. These notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions, and are unsecured. These Senior Notes are guaranteed by specific subsidiaries of the Company. These notes are redeemable at the option of the Company, in whole or in part, at any time prior to January 15, 2015, at a price based on a make-whole formula and at a decreasing premium from January 15, 2015 and thereon.

On December 31, 2010, the Company and its subsidiaries were in compliance with all debt covenants.

Principal repayments on long-term debt over the coming years are as follows:

2011	$–
2012	–
2013	–
2014	650,797
2015	173,661
2016 and thereafter	1,002,271

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

13.	Other liabilities

	0000000000000	0000000000000
	2010	2009

Deferred revenue	$36,293	$29,486
Accrued pension and postretirement benefits liability (note 22)	9,868	6,919
Stock-based compensation[1]	6,946	–
Non-controlling interest	1,140	991
Other	1,997	110
	$56,244	$37,506

[1]	The current portion of stock-based compensation in the amount of $0.1 million is included in accounts payable and accrued charges ($4.1 million at December 31, 2009).

14.	Capital stock

(a)	Authorized capital stock

An unlimited number of common shares Series A, without par value, voting and participating

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

(b)	Issued and outstanding capital stock

	0000000000000	0000000000000
	2010	2009
2,516,829 common shares, Series A (2,515,277 as of December, 2009)	$3,401	$1

On September 23, 2008, as part of the acquisition of 9193-2962 Québec Inc., the Company issued one common share for a cash consideration of one dollar.

On September 3, 2009, the Company issued 450,000 preferred shares Series G, to 9212-7919 Québec Inc., the wholly owned subsidiary of Le Superclub Videotron Ltée, for a total cash consideration of $450.0 million. On November 19, 2009, the Company redeemed all these preferred shares, for a total cash consideration of $450.0 million. Series G shares were eliminated upon consolidation.

On several occasions during the year ended December 31, 2008, the Company reduced the paid-up capital of its common shares by total cash distributions of $120.0 million, of which $73.8 million were recorded as a reduction of contributed surplus.

15.	Stock-based compensation plan

Under a stock option plan established by the parent company, a number of Common Shares of the parent company have been set aside for officers, senior employees, directors and other key employees of the Company and its subsidiaries. Each option may be exercised within a maximum period of 10 years following the date of grant at an

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

15.	Stock-based compensation plan (continued)

exercise price not lower than, as the case may be, the fair market value of the Common Shares of the parent company at the date of grant, as determined by the parent company’s Board of Directors (if the Common Shares of the parent company are not listed on a stock exchange at the time of the grant) or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of the parent company on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of the parent company are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of the parent company on the stock exchange(s) where such shares are listed at the time of exercise or the fair market value of the Common Shares, as determined by the parent company’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of the parent company at the exercise price. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The vesting on 400,000 options is also subject to market-related performance criteria as to the achievement of specific targets in regards to the fair value of the parent company’s shares in the future.

The following table gives details on changes to outstanding options granted by the parent company to the employees of the Company as of December 31, 2010 and 2009:

	2010		2009
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	1,276,235	$39.81	1,382,035	$42.35
Granted	44,000	46.48	451,000	36.15
Exercised	(165,493)	36.88	(44,271)	31.47
Cancelled	(40,361)	44.32	(467,746)	44.28
Transferred[1]	37,121	40.33	(44,783)	43.16
Balance at end of year	1,151,502	$40.34	1,276,235	$39.81

Vested options at end of year	145,407	$42.05	50,204	$28.61

[1]

Represents amounts for employees transferred from (to) related companies. The Company’s accounting for the compensation expense of these stock options commenced from the date of the employees’ transfer.

During the year ended December 31, 2010, 165,493 stock options were exercised for a cash consideration of $2.1 million (44,271 for $0.4 million in 2009).

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

15.	Stock-based compensation plan (continued)

The following table gives summary information on outstanding options as of December 31, 2010:

		Outstanding options		Vested options
Range of exercise price	Number	Weighted average Years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$ 15.19 to 21.75	2,529	3.20	$21.75	2,529	$21.75
27.86 to 33.41	79,643	5.53	32.08	23,875	32.23
35.92 to 46.48	1,069,330	7.65	41.00	119,003	44.45
$ 15.19 to 46.48	1,151,502	7.49	$40.34	145,407	$42.05

For the year ended December 31, 2010, a net consolidated compensation charge related to the stock-based compensation plan was recorded in the amount of $5.0 million ($3.4 million in 2009 and $2.4 million in 2008).

16.	Accumulated other comprehensive income

Amounts accounted for in the accumulated other comprehensive income relate solely to cash flow hedges.

No significant amount is expected to be reclassified to income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 7-year period.

17.	Conversion of contributed surplus

During the second quarter of 2009, the parent company authorized the Company to convert $496.0 million of contributed surplus to retained earnings.

18.	Commitments and contingences

(a)	Leases and purchasing agreements

The Company rents premises and equipment under operating leases and has entered into long-term commitments to purchase services and capital equipment that call for total future payments of $300.1 million, including an amount of $119.5 million for future rent payment to the ultimate parent company. The minimum payments for the coming years are as follows:

	00000000000000	00000000000000
	Leases	Other commitments

2011	$41,067	$31,088
2012	28,980	12,592
2013	27,001	1,346
2014	22,548	974
2015	16,322	193
2016 and thereafter	118,013	–

Operating lease expenses amounted to $33.3 million, $23.0 million and $20.9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

18.	Commitments and contingences (continued)

(b)	Contingencies

(i)	A number of legal proceedings against the Company and its subsidiaries are pending. In the opinion of the management of the Company and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Company’s consolidated results or on its consolidated financial position.

(ii)	In 2003 and 2004, a number of companies, including Videotron Ltd., brought suit against the Crown before the Federal Court alleging that the Part II licence fees to be paid annually to the CRTC by broadcasters and broadcasting distribution undertakings constituted, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). On October 7, 2009, the parties in this case, including Videotron Ltd., agreed on an out-of-court settlement whereby the plaintiff companies withdrew their legal challenge and monetary claims and the government agreed not to claim the unpaid Part II licence fees for the period of September 1, 2006 through August 31, 2009. In view of this settlement, in the fourth quarter of 2009, the Company reversed a $33.8 million provision for unpaid Part II licence fees as of August 31, 2009. The CRTC amended its regulations to limit the amount of the Part II licence fees for the period subsequent to August 31, 2009.

19.	Guarantees

In the normal course of business, the Company enters into numerous agreements containing guarantees, including the following:

Operating leases:

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Company terminate these leases prior to term (or at the end of the lease term) and should the fair value of the leased assets be less than the guaranteed residual value, the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, a subsidiary of the Company has provided guarantees to the lessor under premise leases for certain videostore franchisees, with expiry dates through 2015. Should the lessee default under the agreement, the Company must, under certain conditions, compensate the lessor. As of December 31, 2010, the maximum exposure in respect of these guarantees was $17.8 million and no liability has been recorded in the consolidated balance sheet. The Company has not made any payments relating to these guarantees in prior years.

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

Years ended December 31, 2010, 2009 and 2008

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

(a)	Description of derivative financial instruments

(i)	Foreign exchange forward contracts

Currencies (sold/bought)	Maturing	Weighted average exchange rate	Notional amount (in millions of dollars)

$ / US$	Less than 1 year	1.0168	139.5

(ii)	Cross-currency interest rate swaps

	Period covered	Notional amount (in millions of dollars)		Annual effective interest rate using hedged rate	Annual nominal interest rate of debt	CDN dollar exchange rate on interest and capital payments per one US dollar

Senior Notes	2004 to 2014	US$	190.0	Bankers’ acceptances 3 months + 2.80%	6.875%	1.2000

Senior Notes	2004 to 2014	US$	125.0	7.45%	6.875%	1.1950

Senior Notes	2003 to 2014	US$	200.0	Bankers’ acceptances 3 months + 2.73%	6.875%	1.3425

Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425

Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781

Senior Notes	2008 to 2018	US$	455.0	9.65%	9.125%	1.0210

Senior Notes	2009 to 2018	US$	260.0	9.12%	9.125%	1.2965

Certain cross-currency interest rate swaps entered into by the Company include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

20.	Financial instruments and financial risk management: (continued)

(b)	Fair value of financial instruments

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

In accordance with Canadian Institute of Chartered Accountants Section 3862, Financial Instruments – Disclosures, the Company has considered the following fair value hierarchy that reflects the significance of the inputs used in measuring of its financial instruments accounted for at fair value in the consolidated balance sheets:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of cash equivalents and temporary investments, classified as held-for-trading and accounted for at their fair value on the consolidated balance sheets, is determined using level 2 inputs.

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

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

20.	Financial instruments and financial risk management: (continued)

(b)	Fair value of financial instruments (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2010 and 2009 are as follows:

	00000000000000	00000000000000	00000000000000	00000000000000
	2010		2009
	Carrying value	Fair value	Carrying value	Fair value

Long-term debt [1]	$(1,826,729)	$(1,934,400)	$(1,613,848)	$(1,688,700)

Derivative financial instruments
Early settlement options	54,846	54,846	30,474	30,474
Foreign exchange forward contracts	(2,383)	(2,383)	(5,579)	(5,579)
Cross-currency interest rate swaps	(286,649)	(286,649)	(223,813)	(223,813)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, the embedded derivatives and the financing fees.

The following table shows changes to the carrying value or fair value of derivative financial instruments (Level 3) in 2010 and 2009:

	00000000000000	00000000000000
	2010	2009

Asset (liability)
Balance as of beginning of year	$(229,392)	$78,500
Loss recognized in the consolidated statement of income1, [2]	(15,178)	(80,081)
Loss recognized in other comprehensive income[3]	(44,462)	(227,811)
Balance as of end of year	$(289,032)	$(229,392)

[1]	All gains or losses were related to derivative instruments held as of December 31, 2010 and December 31, 2009.
[2]	The loss is offset by a gain on valuation and translation of long-term debt of $ 14.2 million in 2010 ( $94.6 million in 2009).
[3]	The loss is offset by a gain on translation of long-term debt of $ 64.4 million in 2010 ($210.9 million in 2009).

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the credit default premium used to calculate the fair value of derivative financial instruments as of December 31, 2010, as per the Company’s valuation model, is as follows:

	00000000000000	00000000000000
Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis point	$2,444	$8,837
Decrease of 100 basis point	(2,444)	(8,837)

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

20.	Financial instruments and financial risk management: (continued)

(c)	Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2010, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $14.0 million as of December 31, 2010 ($15.7 million as of December 31, 2009). As of December 31, 2010, 6.2% of trade receivables were 90 days past their billing date (7.8% as of December 31, 2009).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2010 and 2009:

	2010	2009

Balance as of beginning of year	$15,738	$16,024
Charged to net income	20,329	20,267
Utilization	(22,054)	(20,553)
Balance as of end of year	$14,013	$15,738

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

(d)	Liquidity risk management

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. The Company manages this exposure through staggered debt maturities. The weighted average term of the Company’s consolidated debt was approximately 5.7 years as of December 31, 2010 (6.2 years as of December 31, 2009).

Company management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividends (or distributions) in the future. The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

20.	Financial instruments and financial risk management: (continued)

(d)	Liquidity risk management (continued)

As of December 31, 2010, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative financial instruments, less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

	Total	1 year	Less than 1-3 years	3-5 years	5 years and more

Accounts payable and accrued charges	$395,924	$395,924	$–	$–	$–
Amounts payable to affiliated companies	23,243	23,243	–	–	–
Long-term debt[1]	1,826,729	–	–	824,458	1,002,271
Interest payments [2]	945,607	135,891	309,952	236,127	263,637
Derivative financial instruments [3]	302,805	–	–	213,405	89,400

Total	$3,494,308	$555,058	$309,952	$1,273,990	$1,355,308

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

[2]	Estimate of interest to be paid on long-term debt is based on the hedged and unhedged interest rates and hedged foreign exchange rates at December 31, 2010.

[3]	Estimated future disbursements, net of future receipts, on derivative financial instruments related to foreign exchange hedging.

The table above excludes obligations under subordinated loans from the parent company for which proceeds are used to invest in preferred shares of an affiliated company for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries (see note 8).

(e)	Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Company’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of subscribers’ equipment and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on the Company’s debt is payable in U.S. dollars. The Company has entered into transactions to hedge the foreign currency risk exposure on 100% of its U.S. dollar-denominated debt obligations outstanding as of December 31, 2010 and to hedge its exposure on certain purchases of subscribers’ equipment and capital expenditures. Accordingly, the Company’s sensitivity to the variation of foreign exchange rates is economically limited.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

20.	Financial instruments and financial risk management: (continued)

(e)	Market risk (continued)

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax and non-controlling interest, of a $0.10 variance in the year-end exchange rate of the Canadian dollar per one U.S. dollar as of December 31, 2010:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10
U.S. dollar-denominated accounts payable	$(1,011)	$–
Gain (loss) on valuation and translation of financial instruments and of derivative financial instruments	(1,429)	41,367

Decrease of $0.10
U.S. dollar-denominated accounts payable	1,011	–

Gain (loss) on valuation and translation of financial instruments and of derivative financial instruments	1,429	(41,367)

Interest rate risk

The Company’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers’ acceptance rate (BA) and (ii) Canadian prime rate. The Senior Notes issued by the Company bear interest at fixed rates. The Company has entered into various cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. After taking into account the hedging instruments, the long-term debt is comprised of 76.7% of fixed rate debt and 23.3% of floating rate debt as of December 31, 2010 (72.9% of fixed rate debt and 27.1% of floating rate debt in 2009).

The estimated sensitivity on financial expense, before income tax, of a 100 basis point variance in the year-end Canadian Banker’s acceptance rate as of December 31, 2010 is $5.0 million.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2010, as per the Company’s valuation model, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis point	$959	$8,091

Decrease of 100 basis point	(959)	(8,091)

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

20.	Financial instruments and financial risk management: (continued)

(f)	Capital management

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

The capital structure is as follows:

	2010	2009

Long-term debt	$1,786,076	$1,592,321
Net liabilities (assets) related to derivative financial instruments	289,032	229,392
Non-controlling interest	1,140	991
Cash and cash equivalents	(96,335)	(150,309)
Temporary investments	–	(30,000)
Net liabilities	1,979,913	1,642,395
Shareholder’s equity	$800,618	$701,269

The Company is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements which relate to permitted investments, inter-company transactions, the declaration and payment of dividends or other distributions.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

21.	Related party transactions

In addition to the related party transactions disclosed elsewhere in these consolidated financial statements, the Company entered into the following transactions with affiliated companies. These transactions have been recorded at the exchange value in the normal course of business, which is the amount established and agreed to by the related parties:

	2010	2009	2008

Ultimate Parent and Parent company:
Revenues	$125	$137	$256
Direct costs and operating expenses	5,803	4,484	4,535
Operating expenses recovered	(1,445)	(849)	(373)

Affiliated companies:
Revenues	9,655	9,680	10,013
Direct costs and operating expenses	56,255	51,841	51,942
Operating expenses recovered	(529)	–	–

Management fee

The Company pays annual management fees to the parent company for services rendered to the Company, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $34.8 million in 2010, $25.1 million in 2009, and $25.4 million in 2008. The agreement provides for an annual management fee to be agreed upon for the year 2011. In addition, the parent company is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

Operating transactions

Under affiliation agreements for video-on-demand services, the Company paid fees to Groupe Archambault Inc. (“Archambault”), a company under common control, a subsidiary of Quebecor Media Inc. of $5.5 million and received fees from Archambault of $0.8 million in 2008. These agreements ended on May 1, 2008, by the acquisition of the video-on-demand licence by the Company from Archambault for a total cash consideration of $0.8 million, charged to retained earnings.

Tax transactions

In 2010, 2009 and 2008, the Company’s ultimate parent company, transferred $26.4 million, $30.1 million and $104.9 million, respectively, of non-capital tax losses to the Company in exchange for cash considerations of $6.0 million, $6.3 million and $18.4 million, respectively. These transactions were recorded at the exchange amounts. As a result, the Company recorded reductions of $2.7 million, $14.0 million and $4.9 million to its income tax expense in 2010, 2009 and 2008, respectively, and expects to reduce its income tax expense by $1.5 million in the future.

On December 26, 2010, as part of the acquisition of Imprimerie Quebecor Media Inc. from the parent company, the Company issued 1,552 common shares series A for a total consideration of $3.4 million. This transaction was recorded at the carrying amount. As a result, the Company recorded future income tax assets of $3.4 million and a reduction of $3.0 million to its capital tax expense.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

21.	Related party transactions (continued)

World Color Press Inc. (a former affiliated company)

On January 21, 2008, World Color Press Inc. (“WCP” formerly Quebecor World Inc.”) and its U.S. subsidiaries were granted creditor protection under the Companies’ Creditors Arrangement Act in Canada. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. Since January 21, 2008, WCP is no longer a related company. Prior to this date, WCP outsourced its corporate information technology services which generated $3.0 million in revenues for the Company in 2008.

Acquisition of assets

On December 15, 2008, the Company acquired fixed assets from Les Editions CEC Inc., a wholly owned subsidiary of Quebecor Media Inc., for a total consideration of $1.6 million. This transaction was recorded at the carrying amount. As a result, the Company recorded fixed assets of a net book value of $0.4 million, and the difference between the cash consideration and the net book value, of $1.2 million was charged to the deficit.

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

Subordinated loan

On October 21, 2009, the Company contracted a subordinated loan of $820.0 million from Sun Media Corporation, a wholly owned subsidiary of the parent company, bearing interest at a rate of 11.24%. On the same day, the Company invested the total proceeds of $820.0 million into 41 Class C non-voting preferred shares, of Sun Media Corporation, carrying a 11.25% annual fixed cumulative preferential dividend. On November 25, 2009, the Company repaid the $820.0 million subordinated loan and Sun Media Corporation redeemed the 41 Class C preferred shares for a total consideration of $820.0 million.

As a result of these tax consolidation transactions, Sun Media Corporation received a cash compensation of $2.6 million from the Company in exchange for the tax benefits transferred.

22.	Pension plans and postretirement benefits

The Company and some of its subsidiaries maintain various defined benefit plans and defined contribution plans. The Company’s policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company’s numerous pension plans have been performed once at least in a three-year period. The last actuarial valuations were performed as of December 31, 2009, and the next required valuations will be performed within the next three years.

The Company provides postretirement benefits to eligible retired employees. The costs of these benefits, principally health care, are accounted for during the employee’s active service period.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

22.	Pension plans and postretirement benefits (continued)

The following tables provide a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2010 and 2009, along with a statement of funded status as of those dates:

	0000000000000	0000000000000	0000000000000	0000000000000
	Pension benefits		Postretirement benefits
	2010	2009	2010	2009
Change in benefit obligations
Benefit obligations, beginning of year	$ 101,903	$ 71,551	$9,967	$7,161
Service costs	5,952	2,565	336	231
Interest costs	6,424	5,704	629	538
Plan participants’ contributions	6,687	5,398	–	–
Actuarial loss	28,933	20,069	2,506	2,149
Benefits and settlement paid	(4,350)	(3,384)	(127)	(112)
Other	3	–	–	–

Benefit obligations end of year	$ 145,552	$ 101,903	$13,311	$9,967

	Pension benefits		Postretirement benefits
	2010	2009	2010	2009
Change in plan assets
Fair value of plan assets at beginning of year	$ 103,887	$ 81,075	$–	$–
Actual return on plan assets	8,262	15,090	–	–
Employer contributions	12,670	5,708	127	112
Plan participants’ contributions	6,687	5,398	–	–
Benefits and settlement paid	(4,350)	(3,384)	(127)	(112)

Fair value of plan assets at end of year	$ 127,156	$ 103,887	$–	$–

The defined benefit plan assets are comprised of:

	2010	2009

Equity securities	61.2%	60.8%
Debt securities	34.8%	33.5%
Other	4.0%	5.8%

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

22.	Pension plans and postretirement benefits (continued)

As of December 31, 2010, plan assets included shares of the ultimate parent company representing an amount of $1.0 million ($0.8 million as of December 31, 2009).

	Pension benefits		Postretirement benefits
	2010	2009	2010	2009
Reconciliation of funded status
Plan surplus (deficit)	$(18,472)	$1,983	$(12,898)	$(9,797)
Unrecognized actuarial loss (gain)	31,146	3,451	3,794	(831)
Unrecognized past service cost (benefit)	–	–	(764)	1,322
Net amount recognized	$12,674	$5,434	$(9,868)	$(9,306)

Included in the above benefit obligations and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:
	Pension benefits		Postretirement benefits
	2010	2009	2010	2009
Benefit obligations	$–	$–	$(12,898)	$(9,797)
Fair value of plan assets	(18,472)	–	–	–
Funded status – plan deficit	$(18,472)	$–	$(12,898)	$(9,797)

Amounts recognized in the consolidated balance sheets are as follows:
	Pension benefits		Postretirement benefits
	2010	2009	2010	2009

Deferred pension charges	$12,674	$3,171	$–	$(124)
Accrued benefit asset (liability)	–	2,263	(9,868)	(9,182)
Net amount recognized	$12,674	$5,434	$(9,868)	$(9,306)

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

22.	Pension plans and postretirement benefits (continued)

Components of the net benefit costs are as follows:

	00000000	00000000	00000000	00000000	00000000	00000000
	Pension benefits			Postretirement benefits
	2010	2009	2008	2010	2009	2008

Service costs	$5,952	$2,565	$5,348	$336	$231	$347
Interest costs	6,424	5,704	5,313	629	538	548
Actual return on plan assets	(8,262)	(15,090)	14,487	–	–	–
Current actuarial loss (gain)	28,933	20,069	(29,230)	2,506	2,149	(3,468)
Elements of net benefit costs before adjustments to recognize the long-term nature and valuation allowance	33,047	13,248	(4,082)	3,471	2,918	(2,573)
Difference between actual and expected return on plan assets	1,178	9,158	(21,188)	–	–	–
Deferral of current actuarial (loss) gain	(28,933)	(20,069)	29,230	(2,506)	(2,149)	3,468
Amortization of previously deferred actuarial loss (gain)	60	(77)	62	35	(17)	94
Other	–	–	–	(67)	(67)	(67)
Total adjustments to recognize the long-term nature of benefit costs	(27,695)	(10,988)	8,104	(2,538)	(2,233)	3,495

Net benefit costs	$5,352	$2,260	$4,022	$933	$685	$922

The expense related to defined contribution pension plans amounts to $7.1 million in 2010 ($6.2 million in 2009 and $5.7 million in 2008).

The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, totaled $12.5 million for the year ended December 31, 2010 ($8.4 million in 2009 and $9.7 million in 2008).

The weighted average rates used in measuring the Company’s benefit obligations as of December 31, 2009, 2008 and 2007 and current periodic costs are as follows:

		00000000	00000000	00000000	00000000	00000000	00000000
	Pension benefits				Postretirement benefits
	2010	2009	2008	2010	2009		2008

Benefit obligations
Rates as of year-end:
Discount rate	%	5.25%	6.25%	7.50%	5.25%	6.25%	7.50
Rate of compensation increase		3.50	3.75	3.75	3.50	3.75	3.75
Current periodic costs
Rates as of preceding year-end:
Discount rate	%	6.25%	7.50%	5.50%	6.25%	7.50%	5.50
Expected return on plan assets[1]		7.00	7.00	7.25	–	–	–
Rate of compensation increase		3.75	3.75	3.75	3.75	3.75	3.75

[1]	After management and professional fees.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

22.	Pension plans and postretirement benefits (continued)

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 9.0% at the end of 2010. The cost, as per an estimate, is expected to decrease gradually for the next eight years to 5.0% and remain at that level thereafter.

A one-percentage point change in the assumed health care cost trend would have the following effects:

	000000000000	000000000000
	Postretirement benefits
Sensitivity analysis	1% Increase	1% Decrease

Effect on benefit cost	$3	$(2)
Effect on benefit obligations	51	(38)

23.	Significant differences between GAAP in Canada and the United States

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements of income, comprehensive income and balance sheets:

(a)	Consolidated statements of income

	000000000000	000000000000	000000000000
	2010	2009	2008

Net income as per Canadian GAAP	$514,256	$596,897	$396,877

Non-controlling interest as per Canadian GAAP (viii)	244	102	148

Adjustments:
Push-down basis of accounting (i)	(8,930)	(10,409)	(10,607)
Change in the fair value and ineffective portion of derivative financial instruments (iv)	(17,536)	(23,310)	(5,432)
Share-based compensation (v)	800	(4,000)	1,800
Rental costs (vi)	(8,375)	(1,803)	–
Income taxes (vii)	4,395	(3,641)	(7,600)
Other	–	23	–
	(29,646)	(43,140)	(21,839)
Net income as adjusted per U.S. GAAP	$484,854	$553,859	$375,186

Attributable to (viii):
Equity shareholders	$484,610	$553,757	$375,038
Non-controlling interest	244	102	148

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

23.	Significant differences between GAAP in Canada and the United States (continued)

(b)	Consolidated statements of comprehensive income

	00000000000	00000000000	00000000000
	2010	2009	2008

Comprehensive income as per Canadian GAAP	$532,949	$601,163	$377,081
Non-controlling interest as per Canadian GAAP (viii)	244	102	148
Adjustments to net income as per (a) above	(29,646)	(43,140)	(21,839)

Adjustments to other comprehensive income:
Pension and postretirement benefits (iii)	(30,234)	(13,222)	11,598
Derivative financial instruments (iv)	(1,947)	(3,029)	4,674
Income taxes (vii)	9,101	3,235	(3,705)
	(23,080)	(13,016)	12,567
Comprehensive income as per U.S. GAAP	$480,467	$545,109	$367,957

Attributable to (viii):
Equity shareholders	$480,223	$545,007	$367,809
Non-controlling interest	244	102	148

Accumulated other comprehensive loss as of December 31, 2010, 2009 and 2008 is as follows:

	00000000000	00000000000	00000000000
	2010	2009	2008

Accumulated comprehensive loss as per Canadian GAAP	$(4,139)	$(22,832)	$(27,098)

Adjustments:
Pension and postretirement benefits (iii)	(34,097)	(3,863)	9,359
Derivative financial instruments (iv)	–	1,947	4,976
Income taxes (vii)	9,113	12	(3,223)
	(24,984)	(1,904)	11,112
Accumulated other comprehensive loss as per U.S. GAAP	$(29,123)	$(24,736)	$(15,986)

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

23.	Significant differences between GAAP in Canada and the United States (continued)

(c)	Consolidated Shareholder’s Equity

	0000000000000	0000000000000
	2010	2009

Shareholder’s equity based on Canadian GAAP	$800,618	$701,269
Cumulative adjustments:
Push-down basis of accounting (i)	4,463,066	4,471,996
Goodwill impairment (ii)	(2,279,984)	(2,279,984)
Pension and postretirement benefits (iii)	(34,097)	(3,863)
Derivative financial instruments and hedging accounting (iv)	(41,628)	(22,145)
Share-based compensation (v)	(4,200)	(5,000)
Rental costs (vi)	(10,178)	(1,803)
Income taxes (vii)	25,769	10,754

Shareholder’s equity based on U.S. GAAP	$2,919,366	$2,871,224

(i)	Push-down basis of accounting

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

As of December 31, 2010, the push-down resulted in an increase in fixed assets of $61.3 million, an increase in goodwill of $2,138.5 million, an increase in future income tax liability of $16.7 million, an increase in contributed surplus of $4,577.0 million, an increase in the deficit of $2,393.9 million.

(ii)	Goodwill impairment

The accounting requirements for goodwill under Canadian GAAP and U.S. GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3064 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under U.S. GAAP, an impairment loss recognized as a result of a transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the consolidated statement of income above the caption “net income”.

(iii)	Pension and postretirement benefits

Under U.S. GAAP, Codification Topic 715, Compensation – Retirement Benefits, requires the recognition of the over- or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive income (loss).

Under Canadian GAAP, a company is not required to recognize the over- or under-funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

23.	Significant differences between GAAP in Canada and the United States (continued)

(iii)	Pension and postretirement benefits (continued)

benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

(iv)	Derivative financial instruments and hedging accounting

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

(v)	Stock-based compensation

Under U.S. GAAP, in accordance with Codification Topic 718, Compensation – Stock Compensation, the liability related to stock-based awards that calls for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of the fair values.

(vi)	Rental costs

Under U.S. GAAP, Codification Topic 840, Leases, requires that rental costs relating to an operating lease be expensed as they are incurred during the construction period of an asset. Under Canadian GAAP, such rent expenses can be capitalized to the cost of an item of fixed asset being constructed until this item is substantially completed and ready for productive use.

(vii)	Income taxes

Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP measurement is based on enacted tax rates.

Furthermore, under U.S. GAAP, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of Codification Topic 740, Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Codification Topic 740 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under Canadian GAAP, there is no such interpretation and, therefore, the reserve related to income tax contingencies is not based on the same level of likelihood as that prescribed by FIN 48.

The Company and a subsidiary have entered into tax consolidation transactions with a parent company, through which tax losses were transferred between the parties. Under Canadian GAAP, this resulted in the recognition of deferred credits. Under U.S. GAAP, since these transactions are related to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid is recognized in contributed surplus.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

23.	Significant differences between GAAP in Canada and the United States (continued)

(viii)	Business combinations and non-controlling interest

The new provisions of Codification Topic 805, Business Combinations, adopted in 2009, apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008. Codification Topic 805 establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this Section has not yet created a difference between Canadian and U.S. GAAP.

The rules under Codification Topic 810, Consolidation, also adopted in 2009, establish guidance on accounting for non-controlling interests and for transactions with non-controlling interest. Codification Topic 810 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions.

(ix)	Conversion of contributed surplus:

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

The Company’s Senior Notes due 2014, 2015, 2018 and 2020 described in note 12 are guaranteed by specific subsidiaries of the Company (the “Subsidiary Guarantors”). The accompanying condensed consolidated financial information as of December 31, 2010 and 2009 and for the years ended 2010, 2009 and 2008 has been prepared in accordance with U.S. GAAP. The information under the column headed “Subsidiary Guarantors” is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed “Videotron Ltd.”. Each Subsidiary Guarantor is wholly owned by the Company. All guarantees are full and unconditional and joint and several (to the extent permitted by applicable law).

The subsidiaries included under the column “Subsidiary Guarantors” are Videotron US Inc., 7215924 Canada Inc., and Le SuperClub Vidéotron Ltée, and its subsidiary, Groupe de Divertissement SuperClub Inc. (CF Cable TV Inc. in 2009 and 2008; 9193-2962 Québec Inc. in 2008).

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

23.	Significant differences between GAAP in Canada and the United States (continued)

(x)	Guaranteed debt: (continued)

On January 1, 2010, CF Cable TV Inc., a wholly owned subsidiary of the Company, was wound up into Videotron Ltd. This transaction had no impact on the consolidated financial statements. As of January 1, 2010, CF Cable TV Inc. was no longer considered as a Subsidiary Guarantor.

The “Subsidiary Non-Guarantors” is SETTE Inc.

Consolidated Statement of Income

In accordance with United States GAAP

For the year ended December 31, 2010

	00000000000	00000000000	00000000000	00000000000	00000000000
	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments And eliminations	Consolidated

Revenues	$2,185,472	$23,267	$7,051	$(120)	$2,215,670

Direct costs and operating expenses	1,175,499	7,379	4,608	(120)	1,187,366

Amortization	304,300	1,532	1,107	–	306,939

Financial expenses (income)	117,667	273	(9)	–	117,931

Gain on valuation and translation of financial instruments	(6,837)	–	–	–	(6,837)

Other items	21,345	880	(845)	–	21,380
Income before the under noted	573,498	13,203	2,190	–	588,891

Income taxes	99,149	4,240	648	–	104,037
	474,349	8,963	1,542	–	484,854

Equity income from subsidiaries	10,261	–	–	(10,261)	–

Non-controlling interest	–	–	–	(244)	(244)

Net income (loss)	$484,610	$8,963	$1,542	$(10,505)	$484,610

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

23.	Significant differences between GAAP in Canada and the United States (continued)

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2010

	00000000000	00000000000	00000000000	00000000000	00000000000
	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated

Cash flows related to operating activities:
Net income (loss)	$484,610	$8,963	$1,542	$(10,505)	$484,610
Adjustments for:
Amortization of fixed assets	265,125	1,251	1,107	–	267,483
Amortization of intangible and other assets	39,174	282	–	–	39,456
Gain on valuation and translation financial instruments	(6,837)	–	–	–	(6,837)
Amortization of financing costs and debt premium or discount	3,556	–	–	–	3,556
Future income taxes	75,932	565	165	–	76,662
Equity income from subsidiaries	(10,261)	–	–	10,261	–
Non-controlling interest	–	–	–	244	244
Other	(423)	414	–	–	(9)
Net change in non-cash balances related to operating activities	(51,896)	(3,088)	(1,819)	–	(56,803)
	798,980	8,387	995	–	808,362
Cash flows related to investing activities:
Additions to fixed assets	(622,811)	(35,466)	(1,378)	–	(659,655)
Additions to tangible assets	(90,622)	–	–	–	(90,622)
Acquisition of preferred shares of a company under common control	(370,000)	–	–	–	(370,000)
Net change in temporary investments	29,300	–	700	–	30,000
Acquisition of tax deductions from the ultimate parent company	(5,974)	–	–	–	(5,974)
Other	8,189	(270)	(600)	–	7,319
	(1,051,918)	(35,736)	(1,278)	–	(1,088,932)
Cash flows related to financing activities:
Issuance of long-term debt, net of financing costs	293,888	–	–	–	293,888
Repayment of subordinated loan from parent company	370,000	–	–	–	370,000
Dividends	(437,000)	–	–	–	(437,000)
Advance (to) from an affiliated company	(25,529)	25,529	–	–	–
Other	(292)	–	–	–	(292)
	201,067	25,529	–	–	226,596
Net change in cash and cash equivalents	(51,871)	(1,820)	(283)	–	(53,974)
Cash and cash equivalents, beginning of year	147,110	1,672	1,527	–	150,309

Cash and cash equivalents, end of year	$95,239	$(148)	$1,244	$–	$96,335

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

23.	Significant differences between GAAP in Canada and the United States (continued)

Consolidated Balance Sheet

In accordance with United States GAAP

December 31, 2010

	00000000000	00000000000	00000000000	00000000000	00000000000
	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated

Assets
Current assets:
Cash and cash equivalents	$95,239	$–	$1,244	$(148)	$96,335
Accounts receivable	233,256	8,767	1,586	–	243,609
Amounts receivable from affiliated companies	46,969	21,305	1,512	(59,178)	10,608
Income taxes	434	–	88	(88)	434
Inventories and prepaid expenses	116,352	989	215	–	117,556
Future income taxes	16,627	204	–	–	16,831
	508,877	31,265	4,645	(59,414)	485,373

Investments	1,658,028	–	–	(28,028)	1,630,000
Fixed assets	2,207,114	39,285	3,772	–	2,250,171
Intangible assets	778,968	586	–	–	779,554
Other assets	64,328	1,188	–	(53,639)	11,877
Future income taxes	–	519	–	–	519
Goodwill	2,514,310	56,532	–	–	2,570,842
	$7,731,625	$129,375	$8,417	$(141,081)	$7,728,336

Liabilities and Shareholder’s Equity
Current liabilities:
Bank indebtedness	$–	$148	$–	$(148)	$–
Accounts payable and accrued charges	381,093	12,194	1,107	11	394,405
Amounts payable to affiliated companies	44,455	37,936	43	(59,191)	23,243
Deferred revenue	220,626	–	7	–	220,633
Income taxes	17,500	2,191	–	(88)	19,603
	663,674	52,469	1,157	(59,416)	657,884

Long-term debt	1,827,904	–	–	–	1,827,904
Subordinated loan to parent company	1,630,000	–	–	–	1,630,000
Derivative financial instruments	289,032	–	–	–	289,032
Future income taxes	356,886	525	61	–	357,472
Other liabilities	44,763	775	–	1,140	46,678
	4,812,259	53,769	1,218	(58,276)	4,808,970
Shareholder’s Equity:
Capital stock	3,401	2,364	25	(2,389)	3,401
Contributed surplus	5,122,581	61,554	488	(62,042)	5,122,581
(Deficit) retained earnings	(2,177,493)	11,688	6,686	(18,374)	(2,177,493)
Accumulated other comprehensive loss	(29,123)	–	–	–	(29,123)
	2,919,366	75,606	7,199	(82,805)	2,919,366
	$7,731,625	$129,375	$8,417	$(141,081)	$7,728,336

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

23.	Significant differences between GAAP in Canada and the United States (continued)

Consolidated Statement of Income

In accordance with United States GAAP

For the year ended December 31, 2009

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated

Revenues	$1,739,019	$264,491	$8,383	$(1,369)	$2,010,524

Direct costs and operating expenses	897,396	141,091	6,254	(1,369)	1,043,372

Amortization	220,458	30,748	1,239	(292)	252,153

Financial expenses	79,914	337	(14)	–	80,237

Gain on valuation and translation of financial instruments	(20,750)	–	–	–	(20,750)

Write-down of goodwill	–	3,357	–	–	3,357

Other	–	(2,057)	–	–	(2,057)
Income before the undernoted	562,001	91,015	904	292	654,212

Income taxes	91,084	9,011	258	–	100,353
	470,917	82,004	646	292	553,859

Equity income from subsidiaries	82,840	143	–	(82,983)	–

Non-controlling interest	–	–	–	(102)	(102)

Net income (loss)	$553,757	$82,147	$646	$(82,793)	$553,757

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

23.	Significant differences between GAAP in Canada and the United States (continued)

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2009

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated

Cash flows related to operating activities:
Net income (loss)	$553,757	$82,147	$646	$(82,793)	$553,757
Adjustments for:
Amortization of fixed assets	205,916	30,427	1,239	(292)	237,290
Amortization of intangible and other assets	14,542	321	–	–	14,863
Impairment of goodwill	–	3,357	–	–	3,357
Gain on valuation and translation financial instruments	(20,750)	–	–	–	(20,750)
Amortization of financing costs and debt premium or discount	2,099	–	–	–	2,099
Future income taxes	90,436	3,954	(467)	–	93,923
Equity income from subsidiaries	(82,840)	(143)	–	82,983	–
Non-controlling interest	–	–	–	102	102
Other	1,059	(2,239)	1,846	–	666
Net change in non-cash balances related to operating activities	15,104	(13,860)	52	–	1,296
	779,323	103,964	3,316	–	886,603
Cash flows related to investing activities:
Additions to fixed assets	(388,991)	(42,258)	(1,045)	–	(432,294)
Additions to tangible assets	(89,607)	(146)	–	–	(89,753)
Disposal of preferred shares of a company under common control	500,000	295,000	–	–	795,000
Increase in temporary investments	(29,300)	–	(700)	–	(30,000)
Acquisition of tax deductions from the ultimate parent company	(6,305)	–	–	–	(6,305)
Dividends	89,000	(22,000)	–	(67,000)	–
Other	1,899	11,338	–	–	13,237
	76,696	241,934	(1,745)	(67,000)	249,885
Cash flows related to financing activities:
Net change in bank indebtedness	(6,547)	–	–	2,934	(3,613)
Net change under bank credit facility	(207,670)	–	–	–	(207,670)
Issuance of long-term debt, net of financing costs	325,544	–	–	–	325,544
Repayment of subordinated loan from parent company	(500,000)	(295,000)	–	–	(795,000)
Dividends	(303,000)	(67,000)	–	67,000	(303,000)
Advance (from) to an affiliated company	(15,569)	15,569	–	–	–
Other	(1,661)	221	(1,000)	–	(2,440)
	(708,903)	(346,210)	(1,000)	69,934	(986,179)
Net change in cash and cash equivalents	147,116	(312)	571	2,934	150,309
Cash and cash equivalents, beginning of year	–	1,978	956	(2,934)	–
Cash and cash equivalents, end of year	$147,116	$1,666	$1,527	$–	$150,309

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

23.	Significant differences between GAAP in Canada and the United States (continued)

Consolidated Balance Sheet

In accordance with United States GAAP

December 31, 2009

	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated

Assets
Current assets:
Cash and cash equivalents	$147,116	$1,666	$1,527	$–	$150,309
Temporary investments	29,300	–	700	–	30,000
Accounts receivable	176,005	9,088	633	–	185,726
Amounts receivable from affiliated companies	40,653	5,338	1,110	(32,419)	14,682
Income taxes	229	–	–	26	255
Inventories and prepaid expenses	47,535	1,487	132	–	49,154
Future income taxes	12,663	987	–	–	13,650
	453,501	18,566	4,102	(32,393)	443,776
Investments	1,144,283	1,380	–	114,337	1,260,000
Fixed assets	1,572,877	271,270	3,164	–	1,847,311
Intangible assets	731,191	753	–	–	731,944
Derivative financial instruments	3,077	–	–	–	3,077
Other assets	921,004	2,578	–	(909,233)	14,349
Future income taxes	–	756	103	–	859
Goodwill	1,903,755	433,376	–	233,711	2,570,842

	$6,729,688	$728,679	$7,369	$(593,578)	$6,872,158

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable and accrued charges	$358,865	$31,227	$717	$(57)	$390,752
Amounts payable to affiliated companies	16,529	37,346	–	(32,362)	21,513
Deferred revenue	132,861	45,130	16	–	178,007
Income taxes	37	4,445	379	26	4,887
	508,292	118,148	1,112	(32,393)	595,159
Long-term debt	1,614,666	–	–	–	1,614,666
Subordinated loan to parent company	1,260,000	–	–	–	1,260,000
Derivative financial instruments	232,469	–	–	–	232,469
Future income taxes	228,125	54,552	–	–	282,677
Other liabilities	14,912	60	–	991	15,963
	3,858,464	172,760	1,112	(31,402)	4,000,934
Shareholder’s Equity:
Capital stock	1	147,180	25	(147,205)	1
Contributed surplus	5,121,062	792,495	488	(792,983)	5,121,062
(Deficit) retained earnings	(2,225,103)	(382,388)	5,744	376,644	(2,225,103)
Accumulated other comprehensive loss	(24,736)	(1,368)	–	1,368	(24,736)
	2,871,224	555,919	6,257	(562,176)	2,871,224

	$6,729,688	$728,679	$7,369	$(593,578)	$6,872,158

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

23.	Significant differences between GAAP in Canada and the United States (continued)

Consolidated Statement of Income

In accordance with United States GAAP

For the year ended December 31, 2008

	000000000000	000000000000	000000000000	000000000000	000000000000
	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated

Revenues	$1,528,224	$271,213	$7,008	$(1,782)	$1,804,663

Direct costs and operating expenses	827,346	174,945	4,473	(1,782)	1,004,982

Amortization	193,996	30,417	1,207	(33)	225,587

Financial expenses	88,947	2,001	(24)	–	90,924

Loss on valuation and translation of financial instruments	30,105	–	–	–	30,105

Other	–	586	–	–	586
Income before the under noted	387,830	63,264	1,352	33	452,479

Income taxes	67,335	9,539	419	–	77,293
	320,495	53,725	933	33	375,186
Equity income from subsidiaries	54,543	206	–	(54,749)	–

Non-controlling interest	–	–	–	(148)	(148)

Net income (loss)	$375,038	$53,931	$933	$(54,864)	$375,038

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008

(tabular amounts are in thousands of Canadian dollars)

23.	Significant differences between GAAP in Canada and the United States (continued)

Consolidated Statement of Cash Flows

In accordance with United States GAAP

For the year ended December 31, 2008

	000000000	000000000	000000000	000000000	000000000
	Videotron Ltd.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated

Cash flows related to operating activities:
Net income (loss)	$375,038	$53,931	$933	$(54,864)	$375,038
Adjustments for:
Amortization of fixed assets	185,819	30,234	1,207	(33)	217,227
Amortization of intangible and other assets	8,178	182	–	–	8,360
Impairment of goodwill	–	2,000	–	–	2,000
Loss on valuation and translation financial instruments	25,109	–	–	–	25,109
Amortization of financing costs and debt premium or discount	1,623	–	–	–	1,623
Future income taxes	67,335	8,958	(71)	–	76,222
Equity income from subsidiaries	(54,543)	(206)	–	54,749	–
Non-controlling interest	–	–	–	148	148
Other	199	(1,094)	30	–	(865)
Net change in non-cash balances related to operating activities	3,090	4,454	(144)	(3)	7,397
	611,848	98,459	1,955	(3)	712,259
Cash flows related to investing activities:
Additions to fixed assets	(317,178)	(39,504)	(1,256)	–	(357,938)
Additions to intangible assets	(60,123)	(60)	–	–	(60,183)
Acquisition of shares of a company under common control	110,000	(170,000)	–	–	(60,000)
Acquisition of a company under common control	(554,564)	(554,549)	–	554,564	(554,549)
Acquisition of tax deductions from the ultimate parent company	(18,378)	–	–	–	(18,378)
Dividends	110,000	–	–	(110,000)	–
Other	517	5,474	(300)	1,412	7,103
	(729,726)	(758,639)	(1,556)	445,976	(1,043,945)
Cash flows related to financing activities:
Net change in bank indebtedness	(3,831)	–	–	(2,061)	(5,892)
Net change under bank credit facility	59,949	–	–	–	59,949
Issuance of long-term debt, net of financing costs	447,629	–	–	–	447,629
(Repayment) issuance of subordinated loan from parent company	(110,000)	170,000	–	–	60,000
Issuance of shares	–	556,919	–	(556,919)	–
Dividends	(110,000)	(22,944)	–	22,944	(110,000)
Reduction in paid-up capital	(120,000)	(88,000)	–	88,000	(120,000)
Advance (from) to an affiliated company	(45,869)	45,869	–	–	–
	117,878	661,844	–	(448,036)	331,686
Net change in cash and cash equivalents	–	1,664	399	(2,063)	–
Cash and cash equivalents, beginning of year	–	314	557	(871)	–

Cash and cash equivalents, end of year	$–	$1,978	$956	$(2,934)	$–