Form 20-F/A
period 2010-12-31
VIDEOTRON LTEE
filed 2011-05-31
CIK 890746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Date of event requiring this shell company report ……………….

For the transition period from _____________ to __________________

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

☐  Yes            ☒  No

AMENDMENT EXPLANATORY NOTICE

On March 22, 2011, Videotron Ltd. (“Videotron”) filed its annual report on Form 20-F for the year ended December 31, 2010 (the “Annual Report”). This Amendment No. 1 (this “Amendment”) on Form 20-F/A to our Annual Report is being filed solely for the purpose of correction of a clerical error in the text of the audit report of Ernst & Young LLP included in the Annual Report. Such audit report is hereby replaced in its entirety.

Therefore, this Amendment consists of a cover page, this explanatory notice, the revised audit report, a revised list of Exhibits (Item 19 of Part III) and a signature page.

This Amendment speaks as of the date of the initial filing of the Annual Report. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Annual Report and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Annual Report. As a result, our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, as amended by this Amendment, continues to speak as of the initial filing date of the Annual Report.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Videotron Ltd. as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for the years ended December 31, 2010, 2009 and 2008, in conformity with Canadian Generally Accepted Accounting Principles.

/s/ Ernst & Young LLP (1)

Chartered Accountants

Montreal, Canada

March 7, 2011

(1) CA auditor permit no. 19843

EXHIBIT INDEX

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

1.11	By-laws of Videotron US Inc. (incorporated by reference to Exhibit 1.11 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.12	Declaration of registration of Videotron G.P.*

1.13	Declaration of registration of Videotron L.P.*

1.14	Certificate and Articles of Constitution of 9230-7677 Québec inc. (translation).*

1.15	By-laws of 9230-7677 Québec inc. (translation).*

2.1	Form of 6 7/8% Senior Notes due January 15, 2014 of Videotron Ltd. (included as Exhibit A to Exhibit 2.3 below).

2.2	Form of Notation of Guarantee by the subsidiary guarantors of the 6 7/8% Senior Notes due January 15, 2014 of Videotron Ltd. (included as Exhibit E to Exhibit 2.3 below).

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

2.7

Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., the subsidiary guarantor signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003.*

2.8

Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003.*

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

2.14

Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., the subsidiary guarantor signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005.*

2.15

Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005.*

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

2.21

Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., the subsidiary guarantor signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008.*

2.22

Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008.*

2.23

Indenture, dated as of January 15, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.17 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.24

Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., the subsidiary guarantor signatory thereto and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 15, 2010.*

2.25

Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 15, 2010.*

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

7.1	Statement regarding calculation of ratio of earnings to fixed charges.*

8.1	Subsidiaries of Videotron Ltd.*

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

12.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2

Certification of Marie-Josée Marsan, Vice-President, Finance and Information Technology (IT) and Chief Financial Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *

13.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.*

13.2

Certification of Marie-Josée Marsan, Vice-President, Finance and Information Technology (IT) and Chief Financial Officer of Videotron Ltd. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.*

* Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

VIDEOTRON LTD.

By:	/s/ Marie-Josée Marsan
	Name:	Marie-Josée Marsan
	Title:	Vice-President, Finance and Information Technology (IT) and Chief Financial Officer

Dated: May 31, 2011