Form 20-F
period 2011-12-31
VIDEOTRON LTEE
filed 2012-03-21
CIK 890746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

EXPLANATORY NOTES

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

All references in this annual report to our “Senior Notes” are to, collectively, our issued and outstanding 6 7/8% Senior Notes due January 15, 2014, our 6 3/8% Senior Notes due December 15, 2015, our 9 1/8% Senior Notes due April 15, 2018, our 7 1/8% Senior Notes due January 15, 2020, our 6 7/8% Senior Notes due July 15, 2021 and our 5% Senior Notes due July 15, 2022.

INDUSTRY AND MARKET DATA

Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including The CRTC, as a source of Canadian data, and NCTA, A.C. Nielsen Media Research and SNL Kagan, as sources of U.S. data. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Penetration and market share data contained in this annual report is generally based on sources published in the first quarter of 2012.

PRESENTATION OF FINANCIAL INFORMATION

Transition to IFRS

On January 1, 2011, the accounting principles generally accepted in Canada, as used by publicly accountable enterprises, were replaced by, and fully converged to, International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Accordingly, our audited consolidated financial statements for the years ended December 31, 2011 and 2010 have been prepared in accordance with IFRS, and, in particular, they were prepared in accordance with International Financial Reporting Standard 1 First-Time Adoption of International Financial Reporting Standards. Prior to the adoption of IFRS, for all periods up to and including the year ended December 31, 2010, our audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada as it existed prior to the convergence of IFRS, which we refer to as “Canadian GAAP.” IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences related to recognition, measurement and disclosures.

The date of the opening balance sheet under IFRS and the date of transition to IFRS are January 1, 2010. The financial data for 2010 have therefore been restated. Videotron is also required to apply IFRS accounting policies retrospectively to determine its opening balance sheet, subject to certain exemptions. However, Videotron is not required to restate figures for periods prior to January 1, 2010 that were previously prepared in accordance with Canadian GAAP.

The new significant accounting policies under IFRS are disclosed in Note 1 to our audited consolidated financial statements for the year ended December 31, 2011, which are comprised of the consolidated balance sheets as of December 31, 2011 and 2010 and January 1, 2010, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the two-year period ended December 31, 2011 and which are included under “Item 18. Financial Statements” in this annual report. Note 27 to our audited consolidated financial statements for the year ended December 31, 2011 explains adjustments made by Videotron in preparing its IFRS opening consolidated balance sheet as of January 1, 2010 and in restating its Canadian GAAP consolidated statements for the year ended December 31, 2010. Note 27 also provides details on exemption choices made by Videotron with respect to the general principle of retrospective application of IFRS.

Non-IFRS/Non-Canadian GAAP Measures

We use certain non-IFRS and non-Canadian GAAP financial measures in this annual report, including average monthly revenue per user (“ARPU”), operating income and long-term debt, excluding QMI subordinated loans. These financial measures are not calculated in accordance with, or recognized by, IFRS or Canadian GAAP. Videotron’s method of calculating these financial measures may differ from the methods used by other companies and, as a result, the non-IFRS and non-Canadian GAAP financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies. We provide a definition of operating income and ARPU under “ Item 5. Operating and Financial Review and Prospects – Non-IFRS Financial Measures.” We also provide a definition of operating income and ARPU, and a reconciliation of operating income to the most directly comparable financial measure under IFRS and Canadian GAAP, and a reconciliation of long-term debt, excluding QMI subordinated loans, to long-term debt in footnotes 8 and 7, respectively, to the tables under “ Item 3-A. Key Information – Selected Financial Data.”

In this annual report, references to Canadian dollars, Cdn$ or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.

Unless otherwise indicated, information provided in this annual report, including all operating data, is as of December 31, 2011.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period noon rates published by the Bank of Canada. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the rates published by the Bank of Canada for U.S. dollars per Cdn$1.00. On March 19, 2012, the noon rate was Cdn$1.00 equals US$1.0121. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate. You should note that the rates set forth below may differ from the actual rates used in our accounting processes and in the preparation of our consolidated financial statements.

Year Ended:	Average (1)	High	Low	Period End

December 31, 2011	1.0111	1.0583	0.9430	0.9833
December 31, 2010	0.9709	1.0054	0.9278	1.0054
December 31, 2009	0.8757	0.9716	0.7692	0.9555
December 31, 2008	0.9381	1.0289	0.7711	0.8166
December 31, 2007	0.9304	1.0905	0.8437	1.0120

Month Ended:	Average (2)	High	Low	Period End

March 2012 (through March 19, 2012)	1.0079	1.0153	0.9985	1.0121
February 29, 2012	1.0035	1.0136	0.9984	1.0136
January 31, 2012	0.9869	1.0014	0.9735	0.9948
December 31, 2011	0.9768	0.9896	0.9610	0.9833
November 30, 2011	0.9748	0.9876	0.9536	0.9807
October 31, 2011	0.9806	1.0065	0.9430	1.0065
September 30, 2011	0.9974	1.0254	0.9626	0.9626

(1)	The average of the daily noon rates for each day during the applicable year.
(2)	The average of the daily noon rates for each day during the applicable month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our 4G network and facilities-based mobile offering;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

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

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under the “ITEM 3-D. Key Information — Risk Factors” of this annual report. Each of these forward-looking statements speaks only as of the date of this annual report. We will not update these statements unless the securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC, as described under “ITEM 10-H. Additional Information — Documents on Display”.

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

A-	Selected Financial Data

The following tables present selected consolidated financial information for our business presented in accordance with IFRS for each of the years ended December 31, 2011 and 2010. We derived this selected consolidated financial information from our audited consolidated financial statements, which are comprised of consolidated balance sheets as at December 31, 2011 and 2010 and as at January 1, 2010 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the two-year period ended December 31, 2011. The selected consolidated financial information presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements as at December 31, 2011 and 2010 and as at January 1, 2010 and for the years ended December 31, 2011 and 2010 and notes thereto contained in “Item 18. Financial Statements” of this annual report (beginning on page F-1). Our consolidated financial statements as at December 31, 2011 and 2010 and as at January 1, 2010 and for the years ended December 31, 2011 and 2010 have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on the consolidated financial statements as at December 31, 2011 and 2010 and as at January 1, 2010 and for the years ended December 31, 2011 and 2010 is included in this annual report.

In separate tables below we also present selected consolidated financial information presented in accordance with Canadian GAAP for each of the years ended December 31, 2010, 2009, 2008 and 2007. We derived this Canadian GAAP selected consolidated financial information from our audited consolidated financial statements comprised of consolidated balance sheets as at December 31, 2010, 2009, 2008 and 2007 and the related consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for each of the years ended December 31, 2010, 2009, 2008 and 2007, which are not included in this annual report. Our consolidated financial statements as at December 31, 2010, 2009 and 2008 and for the years ended December 31, 2010, 2009 and 2008 prepared in accordance with Canadian GAAP have been audited by Ernst & Young LLP, an independent registered public accounting firm, Ernst & Young LLP’s reports on those consolidated financial statements prepared in accordance with Canadian GAAP are not included in this annual report. Our consolidated financial statements as at December 31, 2007 and for the year ended December 31, 2007 prepared in accordance with Canadian GAAP have been audited by KPMG LLP, an independent registered public accounting firm (such audit before the effects of the adjustments to retrospectively apply the change in accounting described in Note 1(b) and Note 23(viii) to the audited financial statements included in Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009). KPMG LLP’s report is not included in this annual report.

The information presented below the caption “Other Financial Data and Ratios” is unaudited except for cash flows and capital expenditures, which have been derived from our IFRS and Canadian GAAP consolidated financial statements. The information presented below the caption “Operating Data” is not derived from our consolidated financial statements and is unaudited.

We caution you that the separate tables below include financial information based on IFRS and Canadian GAAP, and that the information based on IFRS is not comparable to information prepared in accordance with Canadian GAAP.

Our historical results are not necessarily indicative of our future financial condition or results of operations.

IFRS DATA

	Year ended December 31,
	2011(1)	2010(1)(2)
	(dollars in thousands, except percentages, ratios and Operating Data)
Consolidated Statement of Income Data:
Operating revenues:
Cable television	$1,012,604	$950,590
Internet	698,234	644,283
Cable telephony	436,694	409,858
Mobile telephony	112,743	53,167
Business solutions	63,025	59,803
Equipment sales	55,885	59,893
Other	51,529	51,214

Total operating revenues	2,430,714	2,228,808
Cost of sales and operating expenses	1,331,935	1,181,535
Amortization	408,133	291,738
Financial expenses(4)	158,042	153,193
Gain on valuation and translation of financial instruments	(56,142)	(24,373)
Restructuring of operations and other special items	12,619	11,380
Income taxes expense	106,875	111,017

Net income	$469,252	$504,318

Consolidated Balance Sheet Data (at year end):
Cash and cash equivalents	$95,016	$96,335
Total assets	5,989,982	5,505,513
Long-term debt, excluding QMI subordinated loans(6)(7)	1,857,057	1,786,076
QMI subordinated loans(6)(7)	1,630,000	1,630,000
Capital stock	3,401	3,401
Equity attributable to shareholder	1,005,227	733,105
Cash dividends declared	140,000	437,000

Other Financial Data and Ratios:
Operating income(8)	$1,098,779	$1,047,273
Operating income margin(8)	45.2%	47.0%
Cash flows provided by operating activities	907,040	781,475
Cash flows used in investing activities	(825,904)	(1,062,045)
Cash flows (used in) provided by financing activities	(82,455)	226,596
Capital expenditures(9)	798,657	723,390
Ratio of earnings to fixed charges(10)	4.4x	4.7x

Operating Data (at year end, except ARPU):
Homes passed(11)	2,657,315	2,612,406
Basic cable customers(12)	1,861,477	1,811,570
Basic cable penetration(13)	70.1%	69.3%
Digital customers	1,400,814	1,219,599
Digital penetration(14)	75.3%	67.3%
Cable Internet customers	1,332,551	1,252,104
Cable Internet penetration(13)	50.1%	47.9%
Cable telephony customers	1,205,272	1,114,294
Cable telephony penetration(13)	45.4%	42.7%
Mobile telephony lines	290,578	136,111
ARPU(15)	$103.28	$95.73

CANADIAN GAAP DATA

	Year ended December 31,
	2010(2)	2009(2)	2008(2)	2007(2)(3)
	(dollars in thousands, except percentages, ratios and Operating Data)

Consolidated Statement of Income Data:
Operating revenues:
Cable television	$950,590	$875,550	$809,891	$735,832
Internet	644,283	574,180	499,627	422,448
Cable telephony	409,858	353,773	286,063	195,477
Mobile telephony	53,167	41,422	31,630	17,717
Business solutions	59,803	58,326	63,592	70,189
Equipment sales	59,893	57,394	49,014	43,988
Other	51,214	59,728	87,390	89,839

Total operating revenues	2,228,808	2,020,373	1,827,207	1,575,490
Cost of sales and operating expenses	1,181,847	1,038,523	1,018,438	922,495
Amortization	294,200	241,164	213,043	204,167
Financial expenses(4)(5)	117,931	80,237	95,920	77,562
(Gain) loss on valuation and translation of financial instruments	(24,373)	(44,060)	19,677	(10,510)
Restructuring of operations and other special items	21,380	(2,057)	(1,414)	5,425
Income taxes expense	115,566	103,324	76,896	42,057
Non-controlling interest in a subsidiary	244	102	148	173

Net income	$522,013	$603,140	$404,499	$334,121

Consolidated Balance Sheet Data (at year end):
Cash and cash equivalents	$96,335	$150,309	—	—
Total assets	5,614,587	4,722,947	5,140,293	4,188,438
Long-term debt, excluding QMI subordinated loans(6)(7)	1,786,076	1,592,321	1,807,997	950,988
QMI subordinated loans(6)(7)	1,630,000	1,260,000	2,055,000	1,995,000
Capital stock	3,401	1	1	46,177
Shareholder’s equity	817,874	710,768	406,432	252,831
Cash dividends declared and reductions of paid-up capital	437,000	303,000	230,000	299,550

Other Financial Data and Ratios:
Operating income(8)	$1,046,961	$981,850	$808,769	$652,995
Operating income margin(8)	47.0%	48.6%	44.3%	41.4%
Cash flows provided by operating activities	816,737	888,383	712,259	552,529
Cash flows (used in) provided by investing activities	(1,097,307)	248,105	(1,043,945)	(2,337,770)
Cash flows provided by (used in) financing activities	226,596	(986,179)	331,686	1,785,241
Capital expenditures(9)	758,652	523,850	418,121	330,075
Ratio of earnings to fixed charges(10)	4.6x	6.0x	5.0x	5.4x

Operating Data (at year end, except ARPU):
Homes passed(11)	2,612,406	2,575,315	2,542,859	2,497,403
Basic cable customers(12)	1,811,570	1,777,025	1,715,616	1,638,097
Basic cable penetration(13)	69.3%	69.0%	67.5%	65.6%
Digital customers	1,219,599	1,084,100	927,322	768,211
Digital penetration(14)	67.3%	61.0%	54.1%	46.9%
Cable Internet customers	1,252,104	1,170,570	1,063,847	932,989
Cable Internet penetration(13)	47.9%	45.5%	41.8%	37.4%
Cable telephony customers	1,114,294	1,014,038	851,987	636,352
Cable telephony penetration(13)	42.7%	39.4%	33.5%	25.5%
Mobile telephony lines	136,111	82,813	63,402	45,077
ARPU(15)	$95.73	$88.21	$81.17	$71.52

(1)	Prepared in accordance with IFRS (see “Presentation of Financial Information — Transition to IFRS” above). The new significant accounting policies under IFRS are disclosed in Note 1 to our audited consolidated financial statements for the years ended December 31, 2011 and 2010, which are included in “Item 18. Financial Statements” of this annual report, while Note 27 to our audited consolidated financial statements for the years ended December 31, 2011 and 2010 explains adjustments made by Videotron in preparing its IFRS opening consolidated balance sheet as at January 1, 2010 and in restating its Canadian GAAP consolidated financial statements for the year ended December 31, 2010. Note 27 also provides details on exemption choices made by Videotron with respect to the general principle of retrospective application of IFRS.

(2)	On May 1, 2011, Videotron acquired Jobboom inc., a subsidiary of an affiliated corporation, for total cash consideration of $32.1 million. Since the transaction occurred between wholly-owned subsidiaries of our parent corporation, the acquisition was accounted for using the continuity of interest method and the cash consideration paid was recorded as a reduction of retained earnings. Comparative figures have been restated as if Videotron and the new subsidiary had always been combined.

(3)	Effective January 1, 2007, Videotron adopted new financial instruments, hedges and comprehensive income standards pursuant to Canadian GAAP. See Note 1 to our audited consolidated financial statements for the year ended December 31, 2009, included in Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.

(4)	We are party to a number of back-to-back transactions with Quebecor Media and 9101-0835 Québec inc., a subsidiary of Quebecor Media. With respect to these back-to-back transactions, we recorded interest expense of $171.6 million for the year ended December 31, 2011, $169.4 million for the year ended December 31, 2010, $179.8 million for the year ended December 31, 2009, $238.9 million for the year ended December 31, 2008 and $157.7 million for the year ended December 31, 2007, but we recorded $177.4 million, $175.0 million, $185.8 million, $246.9 million and $163.0 million in dividends from Quebecor Media in 2011, 2010, 2009, 2008, and 2007 respectively. See “Item 5. Operating and Financial Review and Prospects — Uses of Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.

(5)	A wholly-owned subsidiary of Videotron entered into back-to-back transactions with Quebecor Media and 9101-0835 Québec inc. With respect to these back-to-back transactions, we recorded interest expense of $48.6 million in the year ended December 31, 2009, $30.9 million in the year ended December 31, 2008 and $7.7 million in the year ended December 31, 2007, but we recorded $50.2 million, $31.9 million and $8.0 million in dividends from Quebecor Media for 2009, 2008 and 2007, respectively. No such interest or dividends were recorded in the years ended December 31, 2011 and 2010 since the subordinated loans relating to such back-to-back transactions were entirely redeemed on January 1, 2010. See “Item 5. Operating and Financial Review and Prospects — Uses of Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.

(6)	For the years ended December 31, 2011, 2010, 2009, 2008 and 2007, the term “QMI subordinated loans” refers to the $1.0 billion and $870.0 million subordinated loans due 2022 we entered into in 2007 in favor of Quebecor Media (partly redeemed for $500.0 million and $525.0 million in 2009 and 2008, respectively), the $415.0 million subordinated loan due 2023 we entered into in 2008 in favor of Quebecor Media, the $1.3 billion subordinated loan due 2025 we entered into in 2010 in favor of Quebecor Media (partly redeemed for 930.0 million in 2010), the $125.0 million subordinated loan due 2022 one of our subsidiaries entered into in 2007 in favor of Quebecor Media (entirely redeemed in 2009), the $170.0 million subordinated loan due in 2023 one of our subsidiaries entered into in 2008 in favor of Quebecor Media (entirely redeemed in 2009), the $190.0 million subordinated loan due in 2024 one of our subsidiaries entered into in 2009 in favor of Quebecor Media (entirely redeemed in 2009), and the $3.8 billion and $3.95 billion subordinated loans due in 2026 one of our subsidiaries entered into in 2011 in favor of Sun Media Corporation, one of Quebecor Media’s subsidiaries (each of which were entirely redeemed in 2011). See “Item 5. Operating and Financial Review and Prospects — Uses of Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.

(7)	We believe that long-term debt, excluding QMI subordinated loans, provides investors with a meaningful measure of our long-term debt because the QMI subordinated loans are subordinated in right of payment to the prior payment in full of our senior indebtedness, including our notes, and because the proceeds of our QMI subordinated loans due 2022, 2023, 2024, 2025 and 2026 were invested in retractable preferred shares of Quebecor Media or its subsidiaries as part of back-to-back transactions to reduce our income tax obligations. Consequently, we disclose long-term debt, excluding QMI subordinated loans, as a supplemental measure of our indebtedness in this annual report. Long-term debt, excluding QMI subordinated loans, is not intended to be, and should not be, regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with IFRS or Canadian GAAP. Long-term debt, excluding QMI subordinated loans, is calculated from and reconciled to long-term debt as follows:

	At December 31,
	2011	2010	2010	2009	2008	2007
	(dollars in millions) (unaudited)
	IFRS		Canadian GAAP
Long-term debt	$3,487.1	$3,416.1	$3,416.1	$2,852.3	$3,863.0	$2,946.0
QMI subordinated loans(6)	(1,630.0)	(1,630.0)	(1,630.0)	(1,260.0)	(2,055.0)	(1,995.0)

Long-term debt, excluding QMI subordinated loans, as defined	1,857.1	1,786.1	1,786.1	1,592.3	1,808.0	951.0

(8)	Operating income and ratios based on this measure are not required by or recognized under IFRS or Canadian GAAP. We define operating income, as reconciled to net income under IFRS or Canadian GAAP, as net income before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations and other special items, and income taxes. Operating income margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, are not intended to be regarded as alternatives to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS or Canadian GAAP. We use operating income because we believe that it is a meaningful measure in evaluating Videotron’s consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Videotron. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues. Measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies, therefore limiting its usefulness as a comparative measure. See “Presentation of Financial Information — Non IFRS/Non-Canadian GAAP Measures — Operating Income” above. Our operating income is calculated from and reconciled to net income under IFRS for the years ended December 31, 2011 and 2010, and under Canadian GAAP for the years ended December 31, 2010, 2009, 2008 and 2007 as follows:

AMOUNTS UNDER IFRS	Year ended December 31,
	2011	2010
	(dollars in millions) (unaudited)
Net income	$469.3	$504.3
Amortization	408.1	291.7
Financial expenses(4)	158.0	153.2
Gain on valuation and translation of derivative instruments	(56.2)	(24.4)
Restructuring of operations and other special items	12.6	11.4
Income taxes expense	107.0	111.1

Operating income, as defined	$1,098.8	$1,047.3

	Year ended December 31,
AMOUNTS UNDER CANADIAN GAAP	2010	2009	2008	2007
	(dollars in millions) (unaudited)
Net income	$522.0	$603.1	$404.5	$334.1
Amortization	294.2	241.2	213.0	204.2
Financial expenses(4)(5)	117.9	80.2	95.9	77.6
(Gain) loss on valuation and translation of derivative instruments	(24.4)	(44.1)	19.7	(10.5)
Restructuring expenses and other special items	21.4	(2.0)	(1.4)	5.4
Income taxes expense	115.6	103.4	76.9	42.0
Non-controlling interest in a subsidiary	0.3	0.1	0.2	0.2

Operating income, as defined	$1,047.0	$981.9	$808.8	$653.0

(9)	Capital expenditures are comprised of acquisitions of fixed assets and intangibles assets, excluding licenses.

(10)	For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of net income plus income taxes, fixed charges, amortized capitalized interest, less interest capitalized, and (ii) fixed charges consist of interest expensed and capitalized, excluding interest on QMI subordinated loans, plus amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interest within rental expense.

(11)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

(12)	“Basic cable customers” are customers who receive basic cable television service in either analog or digital mode.

(13)	Represents customers as a percentage of total homes passed.

(14)	Represents customers for the digital service as a percentage of basic cable customers.

(15)	ARPU is an industry metric that we use to measure our monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS, or recognized under or consistent with Canadian GAAP, and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate our combined ARPU by dividing our combined cable television, Internet access, cable and mobile telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period. Specific ARPU for each of our four lines of services is calculated by dividing the revenue generated from those subscribers by the average number of subscribers for such service during the period, and then dividing the resulting amount by the number of months in the applicable period.

B-	Capitalization and Indebtedness

Not applicable.

C-	Reasons for the Offer and Use of Proceeds

Not applicable.

D-	Risk Factors

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

In our cable operations, we compete against providers of direct broadcast satellite (or “DBS”, which in Canada are also referred to as DTH, for “direct-to-home” satellite providers), multichannel multipoint distribution systems (or “MDS”), and satellite master antenna television systems. In addition, we compete against incumbent local exchange carriers (or “ILECs”), which have secured licenses to launch video distribution services using video digital subscriber line (or “VDSL”) technology (also known as internet protocol television or “IPTV”). The main ILEC in our market holds a regional license to provide terrestrial broadcasting distribution in Montréal and several other communities in the Province of Québec. The same ILEC is also a cable operator in our main service area and recently launched its own IPTV service in Montréal, which is expected to be launched in Québec city in the coming months and with a full rollout throughout the Province of Québec expected in the years to come. The direct access to some broadcasters’ web sites that provide in high definition streaming video-on-demand content is also available for some of the same channels we offer in our television programming. In addition, third-party Internet access providers (or “TPIAs”) could launch IP video services in our footprint using ILEC DSL networks.

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

Due to ongoing technological developments, the distinction between traditional platforms (broadcasting, Internet and telephony) is fading rapidly. For instance, the Internet, as well as distribution over mobile devices, are becoming important broadcasting and distribution platforms. In addition, mobile operators, with the development of their respective 4G and Long Term Evolution and Advanced (also known as “LTE”) networks, are now offering wireless and fixed wireless Internet services. In addition, our VoIP telephony service also competes with Internet-based solutions.

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

Our VoIP service has numerous competitors, including ILECs, competitive local exchange carriers (or “CLECs”), mobile telephony service operators and other providers of telephony, VoIP and Internet communications, including competitors that are not facilities-based and therefore have a much lower infrastructure cost. In addition, internet protocol-based (“IP-based”) products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on our business, prospects and results of operation.

In our mobile High-Speed Packet Access (“HSPA+”) telephony business, we compete against a mix of market participants, some of them being active in some or all the products we offer, with others offering only mobile telephony services in our market. In addition, users of mobile voice and data systems may find their communication needs satisfied by other current or developing adjunct technologies, such as Wi-Fi, WiMax, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those we provide or may in the future provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. For instance, since 2008 some providers of mobile telephony services (including most of the incumbent carriers as well as at least one other new entrant) have launched lower-cost mobile telephony services in order to acquire additional market share and increase their respective mobile telephony penetration rates in our market. Also, the Canadian incumbents have started rolling out their LTE 4G networks, and this technology is expected to become an industry standard. The cost of implementing, modifying our existing network or competing against future technological innovations may be prohibitive to us, and we may lose customers if we fail to keep pace with these changes or fail to keep pace with surging network capacity demand. Any of these factors could adversely affect our ability to operate our mobile business successfully and profitably. Moreover, we may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations. See also the risk factor “— We are using a new technology for which only a limited offer of handsets is available, which could increase our customer acquisition costs and reduce our competitiveness” below.

Finally, a few of our competitors are offering special discounts to customers who subscribe to two or more of their services (cable television or IPTV, internet, residential phone and mobile telephony services). As a result, should we fail to keep our existing customers and lose them to such competitors, we may end up losing up to one subscriber for each of our services. This could have an adverse effect on our business, prospects, revenues, financial condition and results of operation.

We have entered into roaming agreements with other mobile operators in order to provide worldwide coverage to our mobile telephony customers. Our inability to renew, or substitute for, these agreements at their respective terms and on acceptable terms may place us at a competitive disadvantage, which could adversely affect our ability to operate our mobile business successfully and profitably.

We have entered into roaming agreements with multiple carriers around the world (including Canada, the United States and Europe), and have established worldwide coverage. Our inability to renew, or substitute for, these agreements at their respective terms and on acceptable terms may place us at a competitive disadvantage, which could adversely affect our ability to operate our mobile business successfully and profitably.

In addition, various aspects of mobile communications operations, including the ability of mobile providers to enter into interconnection agreements with traditional landline telephone companies and the ability of mobile providers to manage data traffic on their networks, are subject to regulation by the CRTC. The government agencies having jurisdiction over any mobile business that we may develop could adopt regulations or take other actions that could adversely affect our mobile business and operations, including actions that could increase competition or that could increase our costs.

Our reputation may be negatively impacted, which could have a material adverse effect on our business, financial condition and results of operations.

We have generally enjoyed a good reputation among the public. Our ability to maintain our existing customer relationships and to attract new customers depends to a large extent on our reputation. While we have put in place certain mechanisms to mitigate the risk that our reputation may be tarnished, including good governance practices and a code of ethics, we cannot be assured that we will continue to enjoy a good reputation nor can we be assured that events that are beyond our control will not cause our reputation to be negatively impacted. The loss or tarnishing of our reputation could have a material adverse effect on our business, prospects, financial condition and results of operations.

We are using a new technology for which only a limited offer of handsets is available, which could increase our customer acquisition costs and reduce our competitiveness.

Advanced wireless services (“AWS”) in the 2GHz range is a spectrum that has not been broadly used until recently for mobile telephony. While certain mobile device suppliers offer hardware for AWS technology, there are still only a limited number of AWS handsets on the market, which could reduce our ability to compete with our competitors that offer a broader range of handsets. As a result, the handset portfolio for AWS we are currently offering does not include certain more popular devices and is not as broad as those of certain other providers. Moreover, most handset manufacturers have reduced the number of stock keeping units in their portfolio. In addition, the handsets available to us are sometimes subject to an exclusivity period which varies in length when they are released to market. If manufacturers continue to offer exclusivity on future products in Canada, this could potentially reduce the number of handsets available to us in the AWS band. We could potentially incur higher customer acquisition costs due to a smaller market for this type of technology and could potentially have a reduced offer of handsets to offer to our customers, which could slow the growth of our customer base and adversely affect our ability to operate our mobile business successfully and competitively.

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

The demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further accelerate, driven by increasing levels of broadband penetration, increasing need for personal connectivity and networking, increasing affordability of smartphones and Internet-only devices (e.g., high-usage data devices such as mobile Internet keys, tablets and electronic book readers), increasingly multimedia-rich services and applications, increasing wireless competition, and possibly unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. We may have to acquire additional spectrum, if available, in order to address this increased demand. The ability to acquire additional spectrum (if needed) is dependent on the timing and the rules established by Industry Canada.

There can be no assurance that we will be able to obtain the funds necessary to finance our capital improvement programs, new strategies and services or other capital expenditure requirements, whether through cash from operations, additional borrowings or other sources. If we are unable to generate sufficient funds or obtain additional financing on acceptable terms, we may not be able to implement our business strategies or proceed with the capital expenditures and investments required to maintain our leadership position, and our business, financial condition, results of operations, reputation and prospects could be materially adversely affected. Even if we are able to obtain adequate funding, the period of time required to upgrade our network could have a material adverse effect on our ability to successfully compete in the future. Moreover, additional funds that we invest in our business may not translate into incremental revenues.

See also the risk factors “— We operate in highly competitive industries that are experiencing rapid technological developments, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations”, “— We compete, and will continue to compete, with alternative technologies, and we may be required to invest a significant amount of capital to address continuing technological evolution and development” and “— We may require from time to time to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us”.

We may need to support increasing costs in securing access to support structures needed for our cable network.

We require access to the support structures of hydro electric and telephone utilities and to municipal rights of way to deploy our cable network. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). We have entered into comprehensive support structure access agreements with all of the major hydro electric companies and all of the major telecommunication companies in our service territory. Our agreement with Hydro-Québec, by far the largest of the hydro electric companies, expires in December 2012. Rates are currently adjusted annually based on the Consumer Price Index (CPI). An increase in rates charged by Hydro-Quebec could have a significant impact on Videotron’s cost structure.

We may not successfully implement our business and operating strategies.

Our business strategies are based on leveraging an integrated platform of media assets. Our strategies include offering multi-platform advertising solutions, generating and distributing content across a spectrum of media properties and assets, launching and deploying additional value-added products and services, pursuing cross-promotional opportunities, maintaining our advanced broadband network, pursuing enhanced content development to reduce costs, further integrating the operations of our subsidiaries, leveraging geographic clustering and maximizing customer satisfaction. We may not be able to fully implement these strategies or realize their anticipated results without incurring significant costs or at all. In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition, technological changes and the other factors described in this “Risk Factors” section. While the centralization of certain business operations and processes has the advantage of standardizing our practices, thereby reducing costs and increasing our effectiveness, it also represents a risk in itself should a business solution implemented by a centralized office throughout the organization fail to produce the intended results. We may also be required to make capital expenditures or other investments, which may affect our ability to implement our business strategies to the extent we are unable to secure additional financing on acceptable terms or generate sufficient funds internally to cover these requirements. Any material failure to implement our strategies could have a material adverse effect on our reputation, business, financial condition, prospects and results of operations and on our ability to meet our obligations, including our ability to service our indebtedness.

We could be adversely impacted by consumers’ switch from landline telephony to mobile telephony.

The recent trend toward mobile substitution or “cord-cutting” (when users cancel their landline telephony services and opt for mobile telephony services only) is largely the result of the increasing mobile penetration rate in Canada and the various unlimited offers launched by mobile operators. We may not be successful in converting our existing cable telephony subscriber base to our mobile telephony services, which could have a material adverse effect on our business, financial condition, prospects and results of operations.

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

The continuous technological improvement of the Internet, combined with higher download speeds and cost reductions for customers, may divert a portion of our existing television subscriber base from our video-on-demand services to new video-over-the-Internet model. While having a positive impact on the demand for our Internet services, video-over-the-Internet could adversely impact the demand for our video-on-demand services.

We have grown rapidly and are seeking to continue our growth. If we do not effectively manage our growth, our business, results of operations and financial condition could be adversely affected.

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

We depend on key personnel.

Our success depends to a large extent upon the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, train and retain such employees could have a material adverse effect on our business, financial condition or operating results. In addition, to implement and manage our businesses and operating strategies effectively, we must maintain a high level of efficiency, performance and content quality, continue to enhance our operational and management systems, and continue to effectively attract, train, motivate and manage our employees. We currently anticipate a near-term need to attract and train a substantial number of new employees, including many skilled employees. If we are not successful in these efforts, it may have a material adverse effect on our business, prospects, results of operations and financial condition.

Our financial performance could be materially adversely affected if we cannot continue to distribute a wide range of television programming on commercially reasonable terms.

The financial performance of our cable and mobile services businesses depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates. We obtain television programming from suppliers pursuant to programming contracts. These suppliers have become, in recent years, vertically integrated and are now more limited in number. The quality and amount of television programming we offer affect the attractiveness of our services to customers and, accordingly, the rates we can charge for these services. We may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, our inability to obtain programming at reasonable rates or our inability to pass-through rate increases to our customers could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, our ability to attract and retain cable customers depends, to a certain extent, upon our capacity to offer quality content, high definition programming, an appealing variety of programming choices and packages, as well as multiplatform distribution and on-demand content, at competitive prices. If the number of specialty channels being offered does not increase at the level and the pace comparable to our competitors, if the content offered on such channels does not receive audience acceptance, or if we are unable to offer multiplatform availability, high definition programming and on-demand content, it may have a significant negative impact on revenues from our cable operations.

We provide our digital television, Internet access and cable telephony services through a single clustered network, which may be more vulnerable to widespread disruption.

We provide our digital television, Internet access and cable telephony services through a primary headend and our analog television services through twelve additional regional headends in our single clustered network. Despite available emergency backup or replacement sites, a failure in our primary headend could prevent us from delivering some of our products and services throughout our network until we have resolved the failure, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation.

We are dependent upon our information technology systems and those of certain third-parties. The inability to enhance our systems, or to protect them from a security breach or disaster, could have an adverse impact on our financial results and operations.

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

Our cable data customers utilize our network to access the Internet and, as a consequence, we or they may become victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including deterioration of service, excessive call volume to call centers and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, to loss of customers or revenue, in addition to increased costs to service our customers and protect our network. Any significant loss of cable data, customers or revenue or a significant increase in costs of serving those customers could adversely affect our reputation, growth, business, prospects, financial condition and results of operations.

We depend on third-party suppliers and providers for services, information and other items critical to our operations.

We depend on third-party suppliers and providers for certain services, hardware and equipment that are critical to our operations. These materials and services include set-top boxes, cable and telephony modems, servers and routers, fibre-optic cable, telephony switches, inter-city links, support structures, software, the “backbone” telecommunications network for our Internet access and telephony services, and construction services for expansion and upgrades of our cable and mobile networks. These services and equipment are available from a limited number of suppliers. If no supplier can provide us with the equipments or services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected. See also the risk factor “— We are using a technology for which only a limited offer of handsets is available, which could increase our customer acquisition costs and reduce our competitiveness”.

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

As of December 31, 2011, approximately 61% of our employees are unionized, and the terms of their employment are governed by one of our five regional collective bargaining agreements. Our two most important collective bargaining agreements, covering our unionized employees in the Montréal and Québec City regions, have terms extending to December 31, 2013. We also have two collective bargaining agreements covering our unionized employees in the Saguenay and Gatineau regions, with terms running through January 31, 2014 and August 31, 2015, respectively, and one other collective bargaining agreement, covering approximately 50 employees of our SETTE inc. subsidiary, which will expire on December 31, 2012.

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

We could be impacted by increased pension plan liabilities

The economic cycle could have a negative impact on the funding of our defined benefit pension plans and the related expenditures. There is no guarantee that the expenditures and contributions required to fund these pension plans will not increase in the future and therefore negatively impact our operating results and financial position. Risks related to the funding of defined benefit plans may materialize if total obligations with respect to a pension plan exceed the total value of its trust fund. Shortfalls may arise due to lower-than-expected returns on investments, changes in the discount rate used to assess the pension plan’s obligations, and actuarial losses. This risk is mitigated by policies and procedures instituted by us and our pension committees to monitor investment risk and pension plan funding. It is also mitigated by the fact that some of the Company’s defined benefit pension plans are no longer offered to new employees.

We may be adversely affected by exchange rate fluctuations.

Most of our revenues and expenses are denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes and cable modems, mobile devices (handsets) and certain capital expenditures, including certain costs related to the development and maintenance of our mobile network, are paid in U.S. dollars. Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon is payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. Although we have entered into transactions to hedge the exchange rate risk with respect to 100% of our U.S. dollar-denominated debt outstanding at December 31, 2011, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt, these hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms or at all.

In addition, certain cross-currency interest rate swaps entered into by the Company and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then-fair value.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2011, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward contracts was in a net liability position of $219.0 million. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

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

Longer-term volatility and continued disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect our access to the liquidity needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Continued market disruptions and broader economic challenges may lead to lower demand for certain of our products and increased incidences of customers’ inability to pay or timely pay for the services or products that we provide. Events such as these could adversely impact our results of operations, cash flows, financial position and prospects.

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

In addition, laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts in Canada, the United States and other jurisdictions may impose limits on our collection and use of certain kinds of information. For a more extensive description of the regulatory environment affecting our business, see “Item 4. Information on the Company — Regulation”.

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

We are subject to a variety of environmental laws and regulations. Certain of our facilities are subject to federal, provincial, state and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, recycling, the soil remediation of contaminated sites, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations. Failure to comply with present or future laws or regulations could result in substantial liability to us. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any of our properties, or that expenditure will not be required to deal with known or unknown contamination.

Concerns about alleged health risks relating to radiofrequency emissions may adversely affect our business.

Some studies have alleged links between radiofrequency emissions from certain wireless devices and cell sites and various health problems or possible interference with electronic medical devices, including hearing aids and pacemakers. All our cell sites comply with applicable laws and we rely on our suppliers to ensure that the network equipment and customer equipment supplied to us meets all applicable safety requirements. While there is no definitive evidence of harmful effects from exposure to radiofrequency emissions when the limits imposed by applicable laws and regulations are complied with, additional studies of radiofrequency emissions are ongoing and we cannot be sure that the results of any such future studies will not demonstrate a link between radiofrequency emissions and health problems.

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

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2011, we had $2.0 billion of consolidated long-term debt (excluding Quebecor Media subordinated loans). Our indebtedness could have significant consequences, including the following:

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

Although we have significant indebtedness, we have approximately $575.0 million available for additional borrowings under our existing credit facilities, and indentures governing our outstanding Senior Notes permit us to incur substantial additional indebtedness in the future. If we incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, see Notes 17 and 24 of our audited consolidated financial statements for the year ended December 31, 2011 included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities”.

Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.

Our senior secured credit facilities and the respective indentures governing our outstanding Senior Notes contain a number of operating and financial covenants restricting our ability to, among other things:

•	incur indebtedness;

•	create liens;

•	pay dividends on or redeem or repurchase our stock;

•	make certain types of investments;

•	restrict dividends or other payments from restricted subsidiaries;

•	enter into transactions with affiliates

•	issue guarantees of debt; and

•	sell assets or merge with other companies.

If we are unable to comply with these covenants and are unable to obtain waivers from our creditors, we would be unable to make additional borrowings under our credit facilities, our indebtedness under these agreements would be in default and could, if not cured or waived, result in an acceleration of such indebtedness and cause cross-defaults under our other debt, including our Senior Notes. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it, and any such prepayment or refinancing could adversely affect our financial condition. In addition, if we incur additional debt in the future or refinance existing debt, we may be subject to additional covenants, which may be more restrictive than those to which we are currently subject. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

We may be required from time to time to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us.

We may be required from time to time to refinance certain of our existing debt instruments at or prior to their maturity. Our ability to obtain additional financing to repay such existing debt at maturity will depend upon a number of factors, including prevailing market conditions and our operating performance. The tightening of credit availability and the challenges affecting global capital markets could also limit our or our subsidiaries’ ability to refinance existing maturities. There can be no assurance that any such financing will be available to us on favorable terms or at all. See also the risk factor “— The volatility and disruptions in the capital and credit markets could adversely affect our business, including the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they become due”.

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

We are incorporated under the laws of the Province of Québec. Substantially all of our directors, controlling persons and officers are residents of Canada or other jurisdictions outside the United States, and all or a substantial portion of their assets and substantially all of our assets are located outside the United States. We have agreed, under the terms of the respective indentures governing our Senior Notes (other than our 7 1/8% Senior Notes due January 15, 2020 and our 6 7/8% Senior Notes due July 15, 2021), to accept service of process in any suit, action or proceeding with respect to the indentures or such notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. Nevertheless, it may be difficult for holders of our Senior Notes to effect service of process within the United States upon directors, controlling persons, officers and experts who are not residents of the United States or to enforce against us or them in the United States, judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal or state securities law against us or against our directors, controlling persons and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States.

We are controlled by Quebecor Media and its interests may differ from those of holders of the notes.

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

ITEM 4 – INFORMATION ON THE COMPANY

A-	History and Development of the Company

We were founded on September 1, 1989 as part of the amalgamation of our two predecessor companies, namely Videotron Ltd. and Télé-Câble St-Damien inc., under Part IA of the Companies Act (Québec) (since February 14, 2011, the Business Corporations Act (Québec)). On October 23, 2000, our parent company, Le Groupe Vidéotron ltée, was acquired by Quebecor Media.

Our registered office is located at 612 St. Jacques Street, Montréal, Québec, Canada H3C 4M8, and our telephone number is (514) 281-1232. Our corporate website may be accessed through the URL http://www.videotron.com. The information found on our corporate website or on any other website to which we refer in this annual report does not, however, form part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States with respect to our Senior Notes (other than our Senior Notes due 2020 and 2021) is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Since December 31, 2008, we have completed several capital expenditures, business development projects and transactions, including, among others, the following:

•

On March 14, 2012, we issued US$800 million aggregate principal amount of our 5% Senior Notes due 2022 for net proceeds of $787.6 million (net of financing expenses). On the same date, we have simultaneously launched a cash tender offer and issued a notice of redemption for the entire outstanding principal amount of our 6 7/8% senior notes due January 15, 2014. We will use the proceeds to repurchase and retire all US$395 million aggregate principal amount of our outstanding 6 7/8% Senior Notes due 2014 to fully repay the borrowings under our revolving credit facility to pay related fees and expenses and use the remainder for general corporate purposes.

•

In 2011, we actively pursued the roll-out of our 4G network. As of December 31, 2011, our mobile telephony service was available to close to 7 million people across the Province of Québec and in Eastern Ontario. During 2011, we activated 154,467 net new lines on our new advanced mobile network at a pace of approximately 12,900 net new lines per month, bringing our total mobile customer base to 290,578 activated lines.

•	On July 20, 2011, we amended our $575.0 million revolving credit facility to extend the expiry date from April 2012 to July 2016 and to modify certain other terms and conditions thereof.

•

On July 5, 2011, we issued $300.0 million aggregate principal amount of our 6 7/8% Senior Notes due 2021 for net proceeds of $294.8 million (net of financing expenses). We used the net proceeds to redeem and retire US$255.0 million in aggregate principal amount of our issued and outstanding 6 7/8% senior notes due 2014.

•	On May 1, 2011, we acquired Jobboom inc., a subsidiary of an affiliated corporation for a cash consideration of $32.1 million.

•	On September 9, 2010, we launched our HSPA+ mobile communication network.

•

In September 2010, we launched illico mobile, a service delivered over our 4G network that provides customers with mobile telephone access to several television and Galaxy Music channels, and to the illico mobile store.

•

In June 2010, we launched illico web (illicoweb.tv), an Internet television service offering an exceptional variety of content to our digital television and Internet customers, at no additional cost. Customers can access from a computer thousands of French and English movies, series and music from several different television channels.

•

In January 2010, we issued $300.0 million aggregate principal amount of our 7 1/8% Senior Notes due 2020 for net proceeds of $293.9 million (net of financing expenses). We used the proceeds to repay the drawings under our senior secured credit facilities and for general corporate purposes.

•

On November 13, 2009, we amended our senior secured credit facilities to create a separate $75.0 million secured term facility having a maturity date expiring in June 2018 (“Export Financing Facility”). In addition, on November 13, 2009, we entered into a separate credit agreement with a group of lenders and HSBC Bank plc acting as agent for the lenders, providing for an unsecured term credit facility (“Facility B”) in a maximum amount equal to the difference between US$100 million and the aggregate of the US dollar equivalent of each drawing made under the Export Financing Facility. The Facility B has never been used and was cancelled as of August 2011. The proceeds of the Export Financing Facility may be used, among other things, for payments and/or reimbursement of payments for export equipment and local services in relation to the contract for wireless infrastructure equipment we entered into with an affiliate of Nokia Corporation.

•

On March 5, 2009, we issued US$260.0 million aggregate principal amount of our 9 1/8% Senior Notes due 2018 for net proceeds of $332.4 million (including accrued interest and net of financing expenses). We used the proceeds to repay drawings on our senior secured credit facilities and for general corporate purposes.

B-	Business Overview

Overview

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, as well as being a major Internet service provider and a provider of cable and mobile telephony services in the Province of Québec. Our cable network covers approximately 78% of the Province of Québec’s approximately 3 million residential and commercial premises.

Our mobile network, which was launched in September 2010, is the cornerstone of a corporate business strategy geared toward harnessing all of our creative resources and providing consumers with access to technology, services and information. The deployment of our 4G network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services.

In addition, through our Le SuperClub Vidéotron subsidiary, we are also the franchisor of the largest chain of video and video game rental stores in the Province of Québec and among the largest of such chains in Canada. We had a total of 211 retail locations as of December 31, 2011.

Videotron Business Solutions is a premier full-service business telecommunications provider serving businesses of small, medium and large size. In recent years, we have significantly grown our customer base and have become an important player in the business telecommunication segment in the Province of Québec. Products and services include Internet, television, cable and mobile telephony services, hosting, private network connectivity and audio and video transmission.

Competitive strengths

Leading Market Positions

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers. We believe that our strong market position has enabled us to launch and deploy new products and services more effectively. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the areas we serve. In addition, we are the franchisor of the largest chain of video stores in the Province of Québec through our Le SuperClub Vidéotron subsidiary. Our extensive proprietary and third-party retail distribution network of stores and points of sale, including both the Le SuperClub Vidéotron stores and our Videotron-branded stores and kiosks, assist us in marketing and distributing our advanced services, such as cable Internet access, digital television and mobile telephony, on a large scale basis.

Differentiated Bundled Services

Through our technologically advanced fixed and mobile network, we offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, video-on-demand and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile telephony services. In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service that enables our customers to download data at a higher speed than currently offered by standard digital subscriber line or DSL technology. We also offer the widest range of

French-language programming in Canada including content from our illico on Demand service available on our illico Digital TV, illico web and illico mobile platforms. Customers can interrupt and resume programming at will on any of these three illico platforms.

Advanced Broadband Network

We are able to leverage our advanced broadband network, 99.6% of which is bi-directional, to offer a wide range of advanced services on the same media, such as digital television, video-on-demand, cable Internet access and cable telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that future capital expenditures over the next five years will be required to accommodate the evolution of our products and services and to meet the demand for increased capacity.

Focused and Highly Reliable Network Cluster

Our single hybrid fibre coaxial clustered network covers approximately 78% of the Province of Québec’s total addressable market and nine of the province’s top ten urban areas. We believe that our single cluster and network architecture provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services, and a lower cost structure through reduced maintenance and technical support costs.

Strong, Market-Focused Management Team

We have a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications and technology. Under the leadership of our senior management team, we have, among other things, improved penetration of our high-speed Internet access offering, our VoIP telephony services, our cable products and our mobile telephony services, including through the successful built-out and launch of our mobile telephony network.

Products and Services

We currently offer our customers cable services, mobile telephony services, business telecommunications services and video and video games rental services (as franchisor). In addition, we acquired all activities and websites associated with the business of Jobboom and Réseau Contact from Quebecor Media in the second quarter of 2011.

Cable Services

i.	Advanced Cable-Based Products and Services

Cable’s large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet access, digital television, cable telephony and selected interactive services. We intend to continue to develop and deploy additional added-value services to further broaden our service offering.

•

Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our residential customers primarily via cable modems attached to personal computers. We generally provide this service at download speeds of up to 60 Mbps. In some portions of the network, we offer download speeds of up to 120 Mbps. As of December 31, 2011, we had 1,332,551 cable Internet access customers, representing 71.6% of our basic customers and 50.1% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 56.3% as of December 31, 2011.

•

Digital Television. We have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital capable set-top box in the customer’s home. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. Our basic digital package includes 29 television channels, 45 audio services providing CD-quality music, 19 AM/FM radio channels, an interactive programming guide as well as television based e-mail capability. Our extended digital basic television offering, branded as “sur mesure” (on-demand), offers customers the ability to select from more than 300 additional channels of their choice, including U.S. super-stations and other special entertainment programs, allowing them to customize their choices. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on an à la carte basis at a specified cost per channel per month. As part of our digital service offering, customers can also purchase near-video-on-demand services on a per-event basis. As of December 31, 2011, we had 1,400,814 customers for our digital television service, representing 75.3% of our total basic customers and 52.7% of our total homes passed. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service.

•

Cable Telephony. Since January 2005, we have been offering cable telephony service using VoIP technology in the Province of Québec. We offer discounts to our customers who subscribe to more than one of our services. We also offer discounts for a second telephone line subscription. In addition, we offer a Softphone service, a computer-based service providing users with more flexibility when traveling, the ability to make local calls anywhere in the world, and new communications management capabilities. As of December 31, 2011, we had 1,205,272, subscribers to our cable telephony service, representing a penetration rate of 64.7% of our basic cable subscribers and 45.4% of our homes passed.

•

Video-On-Demand. Video-on-demand service enables digital cable customers to rent content from a library of movies, documentaries and other programming through their digital set-top box, Internet access or mobile phone through illico web and illico mobile. Our digital cable customers are able to rent their video-on-demand selections for a period of 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during that period. In addition, customers can now resume viewing on-demand programming that was paused on either the television, illico web or illico mobile device. We sometimes group movies, events or TV programs available on video-on-demand and offer them on a weekly basis. We also offer a substantial amount of video-on-demand content free of charge to our digital cable customers, comprised predominantly of previously aired television programs and youth-oriented programming. In addition, we offer pay television channels on a subscription basis that permits our customers to access and watch most of the movies available on the linear pay TV channels these clients subscribe to.

•	Pay-Per-View (Canal Indigo). Canal Indigo is a group of pay-per-view channels that allow our digital customers to order live events and movies based on a pre-determined schedule.

ii.	Traditional Cable Television Services

Customers subscribing to our traditional analog “basic” and analog “extended basic” services generally receive a line-up of 42 channels of television programming, depending on the bandwidth capacity of their local cable system. We also feature an expanding offering of optional channels as well as customized selection of channels or channel packages tailored to satisfy the specific needs of the different customer segments we serve.

Our analog cable television service offerings include the following:

•

Basic Service. Our basic service customers generally receive 25 channels on basic cable, consisting of local broadcast television stations, the four U.S. commercial networks and PBS, selected Canadian specialty programming services, and local and regional community programming.

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

As of December 31, 2011, we had 460,663 customers for our analog television service, representing 24.7% of our total basic customers.

Mobile Services

On September 9, 2010, we launched our HSPA+ mobile communication network (4G). As of December 31, 2011, most of our cable footprint had access to our advanced mobile services. Prior to launching our HSPA+ mobile communication network (4G), we have been offering mobile wireless telephony services as a Mobile Virtual Network Operator (“MVNO”) since 2006.

In August 2011, we upgraded our wireless network to HSPA+ Dual Carrier Technology allowing speed of up to 42Mbps. Bundling our cable broadband Internet access with our mobile Internet access was a first in the industry and is a unique offering of “everywhere Internet”.

In partnership with Industry Canada, we launched fixed wireless Internet access in selected rural areas of the Province of Québec on December 14, 2011. Powered by its HSPA+ network, this service allows thousands of households and businesses that had no access to high speed Internet to benefit from a reliable and professionally installed high speed Internet. As a result, we extended our residential and business Internet footprint to dozens of underserved municipalities across the Province of Québec.

Our strategy in the coming years is to build on our position as a telecommunications leader with our 4G mobile services. With this service, we provide an offering of advanced mobile telecommunications services to consumers and small and medium-sized businesses that are based on effective, reliable technology, diverse and convergent content and unambiguous business policies. Our mobile service is the cornerstone of a corporate business strategy geared toward harnessing all of Quebecor Media’s creative resources and providing consumers with access to technology, services and information anytime, anywhere.

As of December 31, 2011, we had 290,578 activated lines to our mobile telephony services.

Business Telecommunications Services

Videotron Business Solutions is a premier full-service business telecommunications provider. We serve three customer segments: small and medium-sized businesses, large businesses, and telecommunications carriers. In recent years, we have significantly grown our customer base and have become an important player in the business telecommunications segment in the Province of Québec. Products and services for small and medium-sized businesses are supported by our coaxial technology and our solid expertise in business services. Customized solutions designed to meet customers’ needs incorporating tools such as fiber-optic landlines, High Speed Internet access, television, telephony services, website hosting, private network connectivity and audio and video transmission, all based on state-of-the-art technology, are also offered to large businesses and carriers. We also offer mobile communications services, telephony services using our multiple label switching (“MPLS”) network and 120Mbps high speed Internet access targeted at small and medium sized businesses using our Hybrid fiber coaxial (“HFC”) network.

Video Rental Services

Through Le SuperClub Vidéotron, we are the franchisor of the largest chain of video and video game rental stores in the Province of Québec and among the largest of such chains in Canada. We have a total of 211 retail locations. With 171 of these retail locations offering our suite of telecommunication services and products, Le SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for our growing array of advanced products and services, such as cable Internet access, digital television and cable and mobile telephony.

Jobboom and Réseau Contact

Jobboom.com is a unique web-based employment site with over 2.5 million members as of December 31, 2011. The activities of Jobboom also include Les Éditions Jobboom (a careers book editor) and Jobboom Formation (an internet directory of continuing education services).

RéseauContact.com is the largest French-language dating and friendship website in the Province of Québec.

Customer Statistics Summary

The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,
	2011	2010	2009	2008	2007
Homes passed(1)	2,657,315	2,612,406	2,575,315	2,542,859	2,497,403
Cable
Basic customers(2)	1,861,477	1,811,570	1,777,025	1,715,616	1,638,097
Penetration(3)	70.1%	69.3%	69.0%	67.5%	65.6%
Digital customers	1,400,814	1,219,599	1,084,100	927,322	768,211
Penetration(4)	75.3%	67.3%	61.0%	54.1%	46.9%
Dial-up Internet Access
Dial-up customers	2,986	3,851	4,988	6,533	9,052
Mobile High Speed Internet
Mobile High Speed Internet	6,086	2,319	—	—	—
Cable Internet Access
Cable modem customers	1,332,551	1,252,104	1,170,570	1,063,847	932,989
Penetration(3)	50.1%	47.9%	45.5%	41.8%	37.4%
Telephony Services
Cable telephony customers	1,205,272	1,114,294	1,014,038	851,987	636,352
Penetration(3)	45.4%	42.7%	39.4%	33.5%	25.5%
Mobile telephony lines(5)	290,578	136,111	82,813	63,402	45,077

(1)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.
(2)	Basic customers are customers who receive basic cable service in either the analog or digital mode.
(3)	Represents customers as a percentage of total homes passed.
(4)	Represents customers for the digital service as a percentage of basic cable customers.
(5)	Prior to September 9, 2010, represents lines under our MVNO service offering.

In the year ended December 31, 2011, we recorded a net increase of 49,907 basic cable customers. During the same period, we also recorded net additions of 80,447 subscribers to our cable Internet access service, 181,215 customers to our digital television service (which includes customers who have upgraded from our analog cable service), and 90,978 customers to our cable telephony services. In 2011, we added 154,467 net lines on our mobile telephony services.

Industry Overview

Cable Television Industry

i.	Industry Data

Cable television has been available in Canada for more than 50 years and is a well developed market. As of August 31, 2010, the most recent date for which data is available, there were approximately 8.3 million cable television customers in Canada. For the twelve months ended August 31, 2010 (the most recent data available), total industry revenue was estimated to be over $10.1 billion and is expected to grow in the future based on the fact that Canadian cable operators have aggressively upgraded their networks and have begun launching and deploying new products and services, such as cable Internet access, digital television services and telephony services. The following table summarizes the most recent available annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	2010		2009		2008		2007		2006		CAGR(1)
	(Dollars in billions and basic cable customers in millions)
Canada
Industry Revenue(2)		$10.1		$9.2		$8.2		$7.1		$6.1	13.5%
Basic Cable Customers(2)		8.3		8.1		7.9		7.7		7.5	2.5%

	Twelve Months Ended December 31,
	2010		2009		2008		2007		2006		CAGR(1)
	(US dollars in billions, homes passed and basic cable customers in millions)
U.S.
Industry Revenue	US$	93.7	US$	90.2	US$	86.3	US$	78.8	US$	71.9	5.44%

Homes Passed(3)		129.3		125.7		124.2		123.0		111.6	2.99%
Basic Cable Customers		59.8		62.6		63.7		64.9		65.4	-1.77%
Basic Penetration		45.5%		49.8%		51.3%		52.8%		58.6%	-4.93%

Source of Canadian data: CRTC.

Source of U.S. data: NCTA, A.C. Nielsen Media Research and SNL Kagan.

(1)	Compounded annual growth rate from 2006 through 2010.
(2)	Including IPTV since 2008.
(3)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.

ii.	Expansion of Digital Distribution and Programming

In recent years, digital technology has significantly expanded the range of services that may be offered to our customers. We now offer 395 channels on our digital platform, including 176 English-language channels, 60 French-language channels, 64 HDTV channels, 10 time-shifting channels, 63 radio/music channels and 22 others.

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

Mobile Telephony Industry

In terms of wireless penetration rate (i.e. the number of active SIM cards and/or connected lines versus total population, expressed as a percentage), the Canadian mobile telephony market is relatively under-developed. Based on The Netsize Guide 2011: Truly mobile, Canada occupies the fortieth position out of forty-one countries in terms of wireless penetration, with a penetration rate of 72.4% in the fourth quarter of 2011. We estimate that, as of December 31, 2011, the Province of Québec had a penetration rate under the Canadian average. Comparatively, according to Global mobile statistics, the United States had a penetration rate of 94.1% as of November 30, 2011, while Europe’s overall penetration rate reached 120%.

The wireless spectrum auction completed in July 2008 has brought new players onto the market, which led to lower prices for customers. To respond to this new offer, traditional incumbents launched, or have operated for some time, low-price subsidiaries. As of December 31, 2011, incumbents were still dominant in the Industry with market share exceeding 90% in the Province of Québec.

With an increasing number of regional operators competing on price, coverage, handset offers and technological reliability, the Canadian wireless industry is highly competitive. With the deployment of Advanced Wireless Networks throughout the country and the increasing penetration rate among younger customers, the demand for technologically advanced bandwidth-hungry devices (smartphones, tablets, etc.) is increasing rapidly. As of September 30, 2011, there were 25.5 million subscribers in Canada.

Pricing of our Products and Services

Our revenues are derived from the monthly fees our customers pay for cable Internet and telephony and mobile services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our customers who subscribe to more than one of our services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2011, the average monthly invoice on recurring subscription fees per customer was $96.49 and approximately 76% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes, are also charged to customers.

Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings, as follows:

Service	Price Range
Basic analog cable	$15.07 – $32.88
Extended basic analog cable	$31.50 – $45.19
Basic digital cable	$14.99 – $19.98
Extended basic digital cable	$31.98 – $80.98
Pay-television	$3.99 – $29.99
Pay-per-view (per movie or event)	$4.49 – $69.99
Video-on-demand (per movie or event)	$0.99 – $59.99
Dial-up Internet access	$9.95 – $15.95
Cable Internet access	$27.95 – $159.95
Mobile High Speed Internet	$29.95 – $44.95
Cable telephony	$17.35 – $23.35
Mobile telephony	$19.95 – $104.45

Our Network Technology

Cable

As of December 31, 2011, our cable systems consisted of 29,517 km of fibre optic cable and 44,641 km of coaxial cable, passing approximately 2.657 million homes and serving approximately 2.1 million customers. Our network is the largest broadband network in the Province of Québec covering approximately 78% of households and, according to our estimates, more than 75% of the businesses located in the major metropolitan areas of the Province of Québec. Our extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

The following table summarizes the current technological state of our systems, based on the percentage of our customers who have access to the bandwidths listed below and two-way (or “bi-directional”) capability:

	450 MHz and Under	480 to 625 MHz	750 to 1,000 MHz	Two-Way Capability
December 31, 2007	1%	2%	97%	99%
December 31, 2008	1%	0%	99%	99%
December 31, 2009	1%	0%	99%	99%
December 31, 2010	1%	0%	99%	99%
December 31, 2011	0.4%	0%	99.6%	99.6%

Our cable television networks are comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or over-the-air reception quality and transmitted to the main headends by way of over-the-air links, coaxial links or fibre optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2 signals and the IP backbone for the Internet services. The first stage of this distribution consists of a fibre optic link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fibre coaxial cable network made of wide-band optical nodes, amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer’s television set directly or, depending on the area or the services selected, through various types of customer equipment including set-top boxes and cable modems.

We have adopted the hybrid fibre coaxial (“HFC”) network architecture as the standard for our ongoing system upgrades. HFC network architecture combines the use of fibre optic cable with coaxial cable. Fibre optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fibre optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. Traditionally, our system design provided for cells of approximately 500 homes each to be served by fibre-optic cable. To allow for this configuration, secondary headends were put into operation in the Greater Montréal Area and in the Greater Québec City Area. Remote secondary headends must also be connected with fibre optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream information (two-way).The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided us with significant flexibility to offer customized programming to individual cells of approximately 500 homes, which is critical to our advanced services, such as video-on-demand, Switched Digital Video Broadcast and the continued expansion of our interactive services. Starting in 2008, we began an extensive network modernization effort in the Greater Montréal Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet services. This ongoing modernization implies an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extends the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative results in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services which are presently unrivalled. The overall architecture employs Division Wavelength Multiplexing (“DWM”), which allows us to limit the amount of fibre required, while providing an effective customization potential. As such, in addition to the broadcast information, up to 24 wavelengths can be combined on a transport fibre from the secondary headend to a 3,000 home aggregation point. Each of these wavelengths is dedicated to the specific requirements of 125 homes. The RF spectrum is set with analog content (to be phased out eventually) and digital information using quadrature amplitude modulation. MPEG video compression techniques and the Data over Cable Service Interface Specification (“DOCSIS”) protocol allow us to provide a great service offering of standard definition and high definition video, as well as complete voice and Internet services. This modernization project gives us flexibility to meet customer needs and future network evolution requirements. The modernization of the Greater-Montréal network is scheduled to be completed by 2015.

Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. Approximately 99.6% of our network in the Province of Québec has been upgraded to a bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our cable telephony service, further investment in the network will be required.

Mobile Telephony

During 2011, we continued our HSPA+ network expansion and densification plan throughout the Province of Québec and over the Greater Ottawa Area. As of December 31, 2011, our network reached approximately 78.5% of the population of the Province of Québec and most of our cable homes passed, allowing the vast majority of our potential clients to have access to our advanced mobile services. The majority of our towers and antennas are linked through our fibre-optic network using a MPLS protocol, and our network was built and designed to support important customer growth in coming years.

With the introduction of a new technology called Dual-Carrier technology in August of this year, our HSPA+ mobile communication network (4G) allows data transmission speeds up to 42 Mbps.

Our strategy in the coming years is to build on our position as a telecommunication leader with our 4G mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as Long Term Evolution-Advanced (“LTE 4G”) are appearing. We will also continue to expand our offer of handset devices in 2012.

Marketing and Customer Care

Our long term marketing objective is to increase our cash flow through deeper market penetration of our services, development of new services and continued growth in revenue per customer. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

•	develop attractive bundle offers to encourage our customers to subscribe to two or more products, which increases ARPU and customer retention as well as increasing our operating margin;

•	continue to rapidly deploy advanced products and services such as cable Internet access, digital television, cable telephony and mobile telephony services;

•	encourage our clients to migrate from analog to digital television using attractive incentives;

•	design product offerings that provide greater opportunity for customer entertainment and information choices;

•	target marketing opportunities based on demographic data and past purchasing behaviour;

•	develop targeted marketing programs to attract former customers, households that have never subscribed to our services and customers of alternative or competitive services;

•	enhance the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services;

•	leverage the retail presence of Le SuperClub Vidéotron, our Videotron-branded stores and kiosks, Archambault stores, and third-party commercial retailers;

•

cross-promote the wide variety of content and services offered within the Quebecor Media group (including, for example, the content of TVA Group productions and the 1-900 service for audience voting during reality television shows popular in the Province of Québec) in order to distribute our cable, data transmission, cable telephony and mobile telephony services to our existing and future customers;

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

Our programming contracts generally provide for a fixed term of up to seven years, and are subject to negotiated renewal. Programming tends to be made available to us for a flat fee per customer. Our overall programming costs have increased in recent years and may continue to increase due to factors including, but not limited to, additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase specialty programming, inflationary or negotiated annual increases, and the concentration of broadcasters following recent acquisitions in the market.

Competition

We operate in a competitive business environment in the areas of price, product and service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. Due to ongoing technological developments, the distinctions among traditional platforms (broadcasting, Internet, and telecommunications) is fading rapidly. The Internet as well as mobile devices are becoming important broadcasting and distribution platforms. In addition, mobile operators, with the development of their respective 4G networks, are now offering wireless and fixed wireless Internet services and our VoIP telephony service is also competing with Internet-based solutions.

•

Providers of Other Entertainment. Cable systems face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including digital recorders, DVD players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service than are available through competitive alternative delivery sources.

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

•

Mobile telephony services. With our mobile telephony 4G network, we compete against a mix of market participants, some of them being active in some or all the products we offer, while others only offer mobile wireless telephony services in our market. In addition, users of mobile voice and data systems may find their communication needs satisfied by other current or developing adjunct technologies, such as Wi-Fi, WiMax, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. Also, the Canadian incumbents have recently started the deployment of LTE 4G networks and this technology is deemed to become an industry standard. These LTE 4G technologies are being developed in anticipation of the additional network capacity that may be required to address the surging demand for wireless data. Such technologies evolved in the past year but will not offer voice over LTE until 2013.

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

•

Telephony Service. Our cable telephony service competes against other telephone companies, including both the incumbent telephone service provider in the Province of Québec, which used to control a significant portion of the telephony market in the Province of Québec, as well as other VoIP telephony service providers and mobile wireless telephone service providers.

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

Regulation

Foreign Ownership Restrictions Applicable under the Telecommunications Act (Canada) and the Broadcasting Act (Canada)

In the March 2010 Throne Speech, the Government of Canada stated its intention to loosen restrictions on foreign investment in the telecommunications industry. Consultations on this subject, including references to the related subject of foreign investment in the broadcasting industry, were held in June and July 2010. A consultation document issued by the Government at that time listed three options for loosening restrictions: (1) increase the direct limit for foreign ownership of broadcasting and telecommunication companies to 49 percent; (2) permit unrestricted foreign investment in start-up telecommunications companies as well as existing small industry players, defined as those with less than 10 percent of total telecommunications revenues in Canada; and (3) remove the telecommunications restrictions completely. Public statements by the Minister of Industry have since indicated that the Government seeks to enact its chosen option in time for the next wireless spectrum auction, which is expected to be held in late 2012 or early 2013.

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

Cable systems with 20,000 customers or fewer and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC on February 15, 2010 (Broadcasting Order CRTC 2009-544). These cable systems are required to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. Pursuant to Decision CRTC 2010-87, we remain with only 8 cable system licences.

In order to conduct our business, we must maintain our broadcasting distribution undertaking licenses in good standing. Failure to meet the terms of our licenses may result in their short-term renewal, suspension, revocation or non-renewal. We have never failed to obtain a license renewal for any cable systems.

Distribution of Canadian Content

The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act mandate the types of Canadian and non-Canadian programming services that may be distributed by BDUs, including cable television systems. For example, Canadian television broadcasters are subject to “must carry” rules which require terrestrial distributors, like cable and MDS systems, to carry the signals of local television stations and, in some instances, regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the “must carry” rules is designed to ensure that the signals of local broadcasters reach cable households and enjoy advantageous channel placement. Furthermore, cable operators, DBS operators and MDS operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local and regional television stations, certain specialty channels and pay television channels, and a pay-per-view service, but does not include Category B and C digital services.

Broadcasting Distribution Regulations

The Broadcasting Distribution Regulations which came into force in 1998 (the “1998 Regulations”), apply to broadcasting distribution undertakings in Canada. The 1998 Regulations promote competition between broadcasting distribution undertakings and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are exhibited. The 1998 Regulations introduced important new rules, including the following:

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

•

Signal Substitution. A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which Canadian distribution undertakings, such as cable television systems with over 2,000 customers and DTH satellite operators, are required to substitute the foreign programming service, with local Canadian signal, including Canadian commercials, for broadcasts of identical programs by a U.S. station when both programs are exhibited at the same time. These requirements are designed to protect the program rights that Canadian broadcasters acquire for their respective local markets.

•

Canadian Programming and Community Expression Financing Rules. All distributors, except systems with fewer than 2,000 customers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming including community programming. However, the allocation of these contributions between broadcast and community programming can vary depending on the type and size of the distribution system involved. In Broadcasting Regulatory Policy 2009-406 issued on July 6, 2009 with respect to the Local Production Improvement Fund (“LPIF”), a fund created to help finance local television stations, the CRTC determined that for the upcoming broadcast year the appropriate contribution level by BDUs to the LPIF should be 1.5% of their respective gross revenues. Broadcasting Regulatory Policy 2010-167 identified further procedural requirements with respect to the LPIF, and maintained the contribution level of 1.5% of the prior broadcast year’s gross revenues derived from broadcasting activities. In Broadcasting Notice of Consultation CRTC 2011-788, the Commission announced that a public hearing will be held to review its policies and regulations relating to the Local Programming Improvement Fund, commencing on April 16, 2012.

•

Inside Wiring Rules. The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. On September 3, 2002, the CRTC established a fee of $0.52 per customer per month for the use of cable inside wire in multiple-dwelling units.

In Broadcasting Regulatory Policy CRTC 2011-774, the Commission found that it was appropriate to amend the Broadcasting Distribution Regulations to permit access by subscribers and competing broadcasting distribution undertakings to inside wire in commercial and institutional properties.

Rates

Our revenue related to cable television is derived mainly from (a) monthly subscription fees for basic cable service; (b) fees for premium services such as specialty services, pay-television, pay-per-view television and video-on-demand; and (c) installation and additional outlets charges.

The CRTC does not regulate the fees charged by non-cable broadcast distribution undertakings and does not regulate the fees charged by cable providers.

Other recent changes to regulations which have been announced

In September 2011, the CRTC released Broadcasting Regulatory Policy CRTC 2011-601 (the “Policy”) setting out its decisions on the regulatory framework for vertical integration. Vertical integration refers to the ownership or control by one entity of both programming services, such as conventional television stations or pay and specialty services, as well as distribution services, such as cable systems or DTH satellite services. The Policy: (i) prohibits companies from offering television programs on an exclusive basis to their mobile or Internet subscribers. Any program broadcast on television, including hockey games and other live events, must be made available to competitors under fair and reasonable terms; (ii) allows companies to offer exclusive programming to their Internet or mobile customers provided that it is produced specifically for an Internet portal or a mobile device; and (iii) adopts a code of conduct to prevent anti-competitive behaviour and ensure all distributors, broadcasters and online programming services negotiate in good faith (to protect Canadians from losing a television service during negotiations, broadcasters must continue to provide the service in question and distributors must continue to offer it to their subscribers.)

On September 1st, 2011, the Commission adopted important amendments to the Broadcasting Distribution Regulations to implement determinations that it has made in various policy proceedings.

On September 1st, 2011, the transition to digital television broadcasting occurred in major markets of Canada. Consequently, a majority of analog transmitters were shut down approximately on the same date.

In Broadcasting Regulatory Policy CRTC 2011-59, the CRTC established standard conditions of license to video-on-demand (“VOD”) undertakings pursuant to which exclusive programming rights were prohibited.

On January 26, 2011, in Decision CRTC 2011-48, the CRTC set out its findings on complaints filed by TELUS and Bell concerning exclusive TVA content on our illico on Demand service. The CRTC found that TVA and/or Videotron had contravened applicable regulations that prohibit them from giving an undue preference or subjecting any person to an undue disadvantage. To remedy the violations, the CRTC set out requirements including that TVA programs distributed on VOD must be provided without delay to TELUS and to Bell and that, within thirty days following the date of the decision, the parties negotiate an agreement for the provision of TVA programming by VOD services or agree on a process for determining a reasonable fee and reasonable terms and conditions for the provision of TVA programming by VOD services. On February 25, 2011, TVA and Videotron filed with the CRTC two separate reports on the progress of negotiations with TELUS and Bell. The Federal Court of Appeal and the Supreme Court of Canada both denied our joint application for leave to appeal the CRTC’s decision. In November 2011, Bell and TVA agreed on the terms and conditions whereby TVA programs will be made available, thus ending Bell’s complaint. TVA is now negotiating with TELUS.

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

On July 28, 2009, in Broadcasting Regulatory Policy CRTC 2009-329 entitled “Review of Broadcasting in New Media”, the CRTC set out its determinations in its proceeding on Canadian broadcasting in new media. However, the CRTC did not determine the legal issue as to whether Internet access providers carry on, in whole or in part, “broadcasting undertakings” pursuant to the Broadcasting Act when they provide access to broadcasting through the Internet. Instead, the CRTC stated that it would refer the matter to the Federal Court of Appeal. Hence, the CRTC referred this question to the Federal Court of Appeal for hearing and determination in its Broadcasting Order CRTC 2009-452. On July 6, 2010, the Federal Court of Appeal determined that ISPs play a “content-neutral role” in the transmission of data and do not carry on broadcasting activities. The case is now before the Supreme Court of Canada.

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

In March 2004, the Copyright Board changed the name of this tariff from Tariff 17A to Tariff 17 and rendered its decision setting Tariff 17 royalty rates for 2001 through 2004. The Copyright Board changed the structure of Tariff 17 to calculate the royalties based on the revenues of the pay and specialty programming services (affiliation payments only in the case of foreign and pay services, and all revenues in the case of Canadian specialty services) and set a basic royalty rate of 1.78% for 2001 and 1.9% for 2002 through 2004. The basic royalty rate is subject to reductions in certain cases, although there is no Francophone market discount. SOCAN has agreed, by filing proposed tariffs, that the 2005 to 2012 tariffs will continue on the same basis as in 2004, the royalty rate remaining at 1.9%.

Royalties for Pay Audio Services

The royalties payable by distribution undertakings for the communication to the public by telecommunication of musical works in SOCAN’s repertoire in connection with the transmission of a pay audio signal other than retransmitted signals are as follows: a monthly fee of 12.35% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 6.175% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system. SOCAN has filed a proposed Pay Audio Tariff for the years 2008 through 2012 that proposes to maintain those rates.

For its part, Re:Sound filed a proposed Pay Audio Tariff for the period 2007-2011 asking for a monthly fee of 15% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 7.5% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system.

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

Canadian Telecommunications Services

Jurisdiction

The provision of telecommunications services in Canada is regulated by the CRTC pursuant to the Telecommunications Act. The Telecommunications Act provides for the regulation of facilities-based telecommunications common carriers under federal jurisdiction. With certain exceptions, companies that own or operate transmission facilities in Canada that are used to offer telecommunications services to the public for compensation are deemed “telecommunications common carriers” under the Telecommunications Act administered by the CRTC and are subject to regulation. Cable operators offering telecommunications services are deemed “Broadcast Carriers.”

In the Canadian telecommunications market, we operate as a CLEC and a Broadcast Carrier. We also operate our own 4G mobile wireless network and offer services over this network as a Wireless Service Provider (“WSP”).

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

Elements of the CRTC’s local telecommunications regulatory framework to which we are subject include: interconnection standards and inter-carrier compensation arrangements; the mandatory provision of equal access (i.e. customer choice of long distance provider); standards for the provision of 911 service, message relay service and certain privacy features; the obligation not to prevent other local exchange carriers from accessing end-users on a timely basis under reasonable terms and conditions in multi dwelling units where we provide service; and the payment of contribution on VoIP revenues for the purposes of the revenue-based contribution regime established by the CRTC to subsidize residential telephone services in rural and remote parts of Canada.

As a CLEC, we are not subject to retail price regulation. ILECs remain subject to retail price regulation in those geographic areas where facilities-based competition is insufficient to protect the interests of consumers. Our ILEC competitors have requested and been granted forbearance from regulation of local exchange services in the vast majority of residential markets in which we compete, as well as in a large number of business markets, including all of the largest metropolitan markets in the Province of Québec.

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

We have entered into comprehensive support structure access agreements with all of the major hydro-electric companies and all of the major telecommunications companies in its service territory. Our agreement with Hydro-Québec, by far the largest of the hydro-electric companies, was recently extended for two years and will expire in December 2012.

On December 2, 2010, the CRTC issued a decision revising the large ILECs’ support structure service rates. Significant increases in rates, retroactive to mid-2009, were approved for some categories of support structures in our operating territory. However, radical changes in rating methodology were rejected. A follow-on proceeding is considering further rating adjustments that may lead to further rate increases. We do not expect these changes to have a material impact on our network cost structure.

Access by Third Parties to Cable Networks

In Canada, access to the Internet is a telecommunications service. While Internet access services are not regulated on a retail (price and terms of service) basis, Internet access for third-party ISPs is mandated and tariffed according to conditions approved by the CRTC for cable operators.

The largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party ISPs with access to their cable systems at mandated cost-based rates. In a decision issued on August 30, 2010, the CRTC reaffirmed the network model underlying the cable operators’ third-party Internet access (or “TPIA”) services, and also reaffirmed its directive that, at the same time we offer any new retail Internet service speed, we file proposed revisions to our TPIA tariff to include this new speed offering. TPIA tariff items have been filed and approved for all our Internet service speeds. Several third party ISPs are interconnected to our cable network and are thereby providing retail Internet access services.

The CRTC also requires the large cable carriers, such as us, to allow third party ISPs to provide telephony and networking (LAS/VPN) applications services in addition to retail Internet access services. In addition, in follow-up proceedings to its decision of August 30, 2010, the CRTC is assessing whether large cable carriers should be required to provide static IP addresses under TPIA.

In a decision dated November 15, 2011, the CRTC made substantial changes to the practices that may be employed by incumbent telephone companies and cable operators to bill third parties for the access to and use of their underlying networks. The objective of these changes is to grant third parties greater flexibility to bring pricing discipline, innovation and consumer choice to the retail Internet service market. The new rules, which enter into force on February 1,

2012, require us to replace our former end-user usage-based billing model by a new aggregate capacity-based billing model, for the vast majority of our third party customers. As a result of these changes, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

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

Regulatory Framework for Mobile Wireless Services

On March 14, 2012, the Government of Canada announced its policy framework for the auction of spectrum in the 700 MHz and 2500 MHz bands, both of which are considered attractive candidates for the deployment of LTE 4G mobile wireless technology. The policy framework includes several measures intended to sustain competition and robust investment in wireless telecommunications and promote the timely availability of advanced services, including:

•	Foreign investment restrictions will be lifted for companies that have less than a 10 percent share of the Canadian telecommunications market.

•	Spectrum caps will be employed in both the 700 MHz and the 2500 MHz auctions to ensure that in each region of Canada no fewer than four operators gain access to prime spectrum.

•	Tower sharing and roaming policies will be improved and extended.

•	Obligations will be imposed on 700 MHz licence holders to ensure advanced wireless services are quickly delivered to rural Canadians.

The government plans to hold the 700 MHz auction in the first half of 2013, to be followed by the 2500 MHz auction in early 2014. A consultation on the detailed auction design, rules and attributes for the 700 MHz auction will be initiated soon.

Quebecor Media has expressed its support for the pro-competitive measures included in the government’s policy framework, and has indicated that it intends to participate actively in the upcoming consultation on the 700 MHz auction design, rules and attributes.

On March 14, 2012, coincident with the release of the government’s broader policy framework, Industry Canada also initiated a consultation on proposed revisions to existing measures related to mandatory roaming and antenna tower and site sharing. These existing measures were put in place subsequent to the 2008 AWS auction in order to facilitate competitive entry into the wireless sector, among other objectives. Among the revisions proposed in the current consultation are: an indefinite extension of the obligation to offer both in-territory and out-of-territory roaming services on commercial terms; measures to improve transparency and information exchange related to tower sharing; and measures to streamline the arbitration process in the event of disputes. Comments on Industry Canada’s proposals are due in May 2012, with a decision expected prior to the 700 MHz auction.

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

Videotron is a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a 54.72% owned subsidiary of Quebecor. The remaining 45.28% of Quebecor Media is owned by CDP Capital d’Amérique Investissements Inc., a subsidiary of the Caisse de depot et placement du Québec, one of Canada’s largest pension fund managers. The following chart illustrates the corporate structure of Videotron as of December 31, 2011, including Videotron’s significant subsidiaries, together with the jurisdiction of incorporation or organization of each entity.

D-	Property, Plants and Equipment

Our corporate offices are located in leased space at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, in the same building as Quebecor Media’s head office. We also own several buildings in Montréal, the largest building of which is located at 2155 Pie IX Street in Montréal (approximately 128,000 square feet). We also own a building located at 150 Beaubien Street in Montréal (approximately 72,000 square feet). We lease approximately 52,000 square feet of office space in a building located at 800 de la Gauchetière Street in Montréal to accommodate staffing growth. We also lease approximately 54,000 square feet in a building located at 4545 Frontenac Street in Montréal and 47,000 square feet in a building located at 888 De Maisonneuve Street in Montréal. In Québec City, we own a building of approximately 40,000 square feet where our regional headend for the Québec City region is located. We also own or lease a significant number of smaller locations for signal reception sites and customer service and business offices.

Our senior secured credit facilities are secured by charges over all of our assets and those of most of our subsidiaries.

Intellectual Property

We use a number of trademarks for our products and services. Many of these trademarks are registered by us in the appropriate jurisdictions. In addition, we have legal rights in the unregistered marks arising from their use. We have taken affirmative legal steps to protect our trademarks and we believe our trademarks are adequately protected.

Environment

Our operations are subject to Canadian, provincial and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharge, handling and disposal of hazardous materials, the recycling of waste, the soil remediation of contaminated sites, or otherwise relating to the protection of the environment. Laws and regulations relating to workplace safety and worker health, which among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations.

Compliance with these laws has not had, and management does not expect it to have, a material effect upon our capital expenditures, net income or competitive position. Environmental laws and regulations and the interpretation of such laws and regulations, however, have changed rapidly in recent years and may continue to do so in the future. We have monitored the changes closely and have modified our practices where necessary or appropriate. For example, Québec’s regulation on the recovery and reclamation of products by enterprises officially came into force on July 13, 2011. This regulation will require us to implement a recycling program or to become member of a program from an organization accredited by Recyc-Québec. Recovery rates are stipulated for different category of products commercialized by companies to which this regulation applies and penalties will be imposed if such recovery rates are not reached by 2015. Penalties and fines will vary depending upon the amount of products commercialized and the actual recovery rate of the company which failed to reach the targets set forth in the regulation, with potential penalties reaching up to $600,000 annually and with fines for non compliance ranging between $5,000 and $250,000.

Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We are not currently conducting or planning any material study or remedial measure. Furthermore, we cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 –  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Management Discussion and Analysis provides information concerning our operating results and financial condition. This discussion should be read in conjunction with our consolidated financial statements and accompanying notes. As explained under the section “Transition to IFRS” below, Canadian Generally Accepted Accounting Principles (“GAAP”), which were previously used in preparing the consolidated financial statements, were replaced on the adoption of International Financial Reporting Standards (“IFRS”) on January 1, 2011. The Corporation’s consolidated financial statements for fiscal year ended December 31, 2011 have therefore been prepared in accordance with IFRS. Comparative figures for 2010 have also been restated.

In recent years, the United States Securities and Exchange Commission (the “Commission”) has adopted rules and regulations that permit foreign private issuers to include, in their filings with the Commission, financial statements prepared in accordance with IFRS without reconciliation to generally accepted accounting principles as used in the United States, and, in this regard, such reconciliation is no longer included in the consolidated financial statements.

All amounts are in Canadian dollars, unless otherwise indicated. This discussion contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed under “Cautionary Statement Regarding Forward-Looking Statements” and in “ITEM 3. KEY INFORMATION –  RISK FACTORS”.

OVERVIEW

We, Videotron Ltd. (“Videotron” or “the Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec). We are the largest cable operator in the Province of Québec and the third-largest in Canada, based on the number of cable customers, as well as being a major cable Internet service and a telephony services provider in the Province of Québec. Videotron’s primary sources of revenue include: subscriptions for cable television, cable Internet access, cable and mobile telephony services, the rental and sale of DVDs and video games, and the operation of specialized websites.

On February 1, 2011, the Corporation completed a corporate business reorganization. Consequently, Videotron Ltd. transferred all its operating assets and operating liabilities, including its employees, to Videotron General Partnership “Videotron G.P.” and Videotron Limited Partnership “Videotron L.P.”

TRANSITION TO IFRS

On January 1, 2011, Canadian GAAP, as used by publicly accountable enterprises, was fully converged into IFRS. Prior to the adoption of IFRS, for all periods up to and including the year ended December 31, 2010, the Corporation’s consolidated financial statements were prepared in accordance with Canadian GAAP. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences related to recognition, measurement and disclosures.

The date of the opening balance sheet under IFRS and the date of transition to IFRS are January 1, 2010. The financial data for 2010 have therefore been restated. The Corporation is also required to apply IFRS accounting policies retrospectively to determine its opening balance sheet, subject to certain exemptions. However, the Corporation is not required to restate figures for periods prior to January 1, 2010 that were previously prepared in accordance with Canadian GAAP.

The new significant accounting policies under IFRS are disclosed in Note 1 to the consolidated financial statements for the year ended December 31, 2011, while Note 27 explains adjustments made by the Corporation in preparing its IFRS opening consolidated balance sheet as of January 1, 2010 and in restating its previously published Canadian GAAP consolidated financial statements for the year ended December 31, 2010. Note 27 also provides details on exemption choices made by the Corporation with respect to the general principle of retrospective application of IFRS.

TREND INFORMATION

Competition also continues to be intense in the cable and alternative multichannel broadcast distribution industry and in the mobile telephony market. Moreover, the significant subscriber growth recorded in past years is not necessarily indicative of future growth due to penetration rates currently reached.

The Corporation required substantial capital for the upgrade, expansion and maintenance of its network and the launch and expansion of new or additional services to support growth in its customer base and demands for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium term in order to expand and upgrade systems and services, including expenditures relating to advancements in Internet access and high definition television (“HDTV”), as well as the cost of its mobile services’ infrastructure deployment and upgrade.

HIGHLIGHTS SINCE DECEMBER 31, 2010

•

Net addition of 375,800 revenue generating units (RGUs) (representing the sum of our cable television, cable Internet, cable telephony subscribers, and mobile telephony lines) during 2011, compared with 269,700 net RGUs for the same period in 2010, bringing our total RGUs to 4,689,900 as of December 31, 2011.

•

In 2011, our mobile network was upgraded to the fourth generation (4G) and we activated lines on our new advanced mobile network at a pace of approximately 12,900 net new lines per month, bringing our total mobile customer base to 290,600 activated lines.

•

In 2011, we actively pursued the roll-out of our 4G network. As of December 31, 2011, our mobile telephony service was available to close to 7 million people across the province of Québec and in Eastern Ontario.

•

On May 1, 2011, the Corporation acquired Jobboom inc., a subsidiary of an affiliated corporation, for a cash consideration of $32.1 million. The transaction occurred between two wholly owned subsidiaries of Quebecor Media inc.,

•

Determined to provide the best offering to the market, starting on July 2011, we launched an attractive rental option of our illico Digital TV set-top box, contributing to a 56% growth in the number of boxes deployed (sales and rental) over the same period last year.

•

On July 5, 2011, the Corporation issued $300.0 million aggregate principal amount of Senior Notes for net proceeds of $294.8 million, net of financing fees of $5.2 million. The Senior Notes bear interest at 6.875% and will mature on July 15, 2021. These notes contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends, or make other distributions, and are unsecured. These notes are redeemable at the option of the Corporation, in whole or in part, at any time prior to June 15, 2016 at a price based on a make-whole formula and at a decreasing premium from June 15, 2016 and thereafter.

•

On July 18, 2011, the Corporation used the proceeds from its Senior Notes issued on July 5, 2011 to redeem and retire US$255.0 million in aggregate principal amount of its issued and outstanding 6.875% Senior Notes due in 2014 and settled its related hedging contracts for a total cash consideration of $303.1 million. This transaction resulted in a total gain of $2.7 million (before income taxes).

•	On July 20, 2011, the Corporation amended its $575.0 million senior secured revolving credit facility to extend its maturity date from April 2012 to July 2016 and amend its terms and conditions.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as operating income and average monthly revenue per user (“ARPU”) are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Operating Income

The Corporation defines operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations and other special items, and income taxes. Operating income as defined above is not a measure of results that is recognized under IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of the Corporation. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues. In addition, the Corporation uses free cash flows from continuing operating activities to reflect such costs. Measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below presents a reconciliation of operating income to net income as presented in our consolidated financial statements.

Table 1

Reconciliation of the operating income measure used in this report to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year Ended December 31
	2011	2010

Amounts under IFRS
Operating income	$1,098.8	$1,047.3
Amortization	(408.1)	(291.7)
Financial expenses	(158.0)	(153.2)
Gain on valuation and translation of financial instruments	56.2	24.4
Restructuring expenses and other special items	(12.6)	(11.4)
Income tax expense	(107.0)	(111.1)

Net income	$469.3	$504.3

2011/2010 Year Comparison

Analysis of Consolidated Results of Videotron

Customer statistics

Cable television – The combined customer base for cable television services increased by 49,900 (2.8%) in 2011 (compared with 34,600 in 2010) (see Table 2). As of December 31, 2011, our cable network had a household penetration rate (number of subscribers as a proportion of the 2,657,300 total homes passed) of 70.1% versus 69.3% in 2010.

•

The number of subscribers to illico Digital TV stood at 1,400,800 at the end of 2011, an increase of 181,200 or 14.9% during the year (compared with an increase of 135,500 in 2010). As at December 31, 2011, 75.3% of our cable television customers were subscribers to our illico Digital TV services compared with 67.3% in 2010. As at December 31, 2011, illico Digital TV had a household penetration rate of 52.7%, compared with 46.7% in 2010.

•

The customer base for analog cable television services decreased by 131,300 (-22.2%) in 2011 (compared with a decrease of 100,900 customers in 2010), primarily as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,332,500 as at the end of 2011, an increase of 80,400 (6.4%) from the previous year (compared with an increase of 81,500 in 2010). As at December 31, 2011, cable Internet access services had a household penetration rate of 50.1%, compared with 47.9% as at December 31, 2010.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,205,300 at the end of 2011, an increase of 91,000 (8.2%) from the previous year (compared with an increase of 100,300 in 2010). As at December 31, 2011, the cable telephone service had a household penetration rate of 45.4%, compared with 42.7% as at December 31, 2010.

Mobile telephony service – As at December 31, 2011, there were 290,600 lines activated on our mobile telephony service, an increase of 154,500 (113.5%) from the previous year (compared with an increase of 53,300 in 2010). As of December 31, 2011, 287,500 lines (representing 99.0% of our total mobile telephony customers) had been activated on our 4G network. As of December 31, 2011, 3,100 lines were still in use on our MVNO service.

Table 2

End-of-year customer numbers

(in thousands of customers)

	2011	2010	2009	2008	2007
Cable television:
Analog	460.7	592.0	692.9	788.3	869.9
Digital	1,400.8	1,219.6	1,084.1	927.3	768.2

Total cable television	1,861.5	1,811.6	1,777.0	1,715.6	1,638.1
Cable Internet	1,332.5	1,252.1	1,170.6	1,063.8	933.0
Cable telephony	1,205.3	1,114.3	1,014.0	852.0	636.4
Mobile telephony (in thousands of lines)	290.6	136.1	82.8	63.4	45.1
Revenue generating units (RGU)	4,689.9	4,314.1	4,044.4	3,694.8	3,252.6

Revenues: $2,430.7 million, an increase of $201.9 million (9.1%).

Combined revenues from all cable television services increased by $62.0 million (6.5%) to $1,012.6 million. This increase was primarily due to customer growth, the continued migration of our customers from analog to digital services, an increase of subscribers to our High Definition packages, an increase in Video-on-Demand services and pay-per-view services, and price increases implemented in March 2010 and March 2011. These increases were partially offset by higher bundling discounts due to the increase in cable Internet and cable and mobile telephony customers.

Revenues from cable Internet access services increased by $54.0 million (8.4%) to $698.2 million. The improvement was mainly due to an increase in the average number of cable Internet customers, migration of customers to more expensive packages, and the price increases implemented in March 2010 and March 2011.

Revenues from cable telephony services increased by $26.8 million (6.5%) to $436.7 million. This increase was mainly due to customer growth, higher revenues per user from our small business customers, and higher revenues from long-distance packages generated by the customer growth.

Revenues from mobile telephony services increased by $59.6 million (112.1%) to $112.7 million, essentially due to customer growth since the launch of our 4G network in September 2010.

Revenues from business solutions increased by $3.2 million (5.4%) to $63.0 million, essentially due to growth in network solution services.

Revenues from sales of customer premises equipment decreased by $4.0 million (-6.7%) to $55.9 million, mainly due to an increase in the rental of set-top boxes, partially offset by an increase in sales of mobile telephony devices.

Other revenues, comprising of revenues from La Sette and SuperClub Vidéotron, remained stable from 2010 to 2011. Jobboom’s revenues were retroactively adjusted to Other revenues.

Monthly combined ARPU: $103.28 in 2011, compared with $95.73 in 2010, an increase of $7.55 (7.9%). This growth is mainly explained by an increase in customers subscribing to two or more services, migration of customers to more expensive television and cable Internet access service packages, and price increases for our television and Internet services.

Operating income: $1,098.8 million in 2011, an increase of $51.5 million (4.9%).

•	This increase was primarily due to:

¡	customer growth for all services, especially for our mobile telephony services;

¡	price increases for cable television and cable Internet access services;

¡	higher revenues on our 4G network since its launch in September 2010;

¡	increased ARPU for small business customers;

¡	higher digital to analog customer mix for our television services, resulting in increased ARPU; and

¡	lower financial expenses.

Partially offset by:

¡	higher bundling discounts;

¡	increases in call centre, marketing, as well as network maintenance costs to support our growth;

¡	recording of operating expenses related to the deployment of our 4G network;

¡	decrease in cable Internet over-consumption following the increase in our cable Internet capacity; and

¡	acquisition cost per new subscriber connection on our 4G network of $489.

Cost of sales and operating expenses, expressed as a percentage of revenues: 54.8% in 2011 compared with 53.0% in 2010.

•	Operating costs as a proportion of revenues increased, primarily due to:

¡	recording of operating expenses related to the deployment of our 4G network; and

¡	increases in call centre, marketing, as well as network maintenance costs to support our growth.

Partially offset by:

¡	decrease in option costs due to re-evaluation based on market value;

¡	fixed-cost base, which does not fluctuate in sync with revenue growth; and

¡	increase in residential customers subscribing to two or more services. As of December 31, 2011, 76% of our customers were bundling two services or more, compared with 74% a year ago.

Amortization charge: $408.1 million, an increase of $116.4 million (39.9%) compared with 2010.

•	The increase was mainly due to:

¡	amortization of our 4G network-related fixed assets as our deployment continued in 2011;

¡	increase in acquisition of fixed assets, mostly related to telephony and cable Internet access services and to the modernization of our network; and

¡	amortization of the rented illico Digital TV set-top boxes.

Financial expenses: (primarily comprised of cash interest expense on outstanding debt) amounted to $158.0 million, an increase of $4.8 million (3.2%).

•	The increase was mainly due to:

¡	$6.6 million increase in interest expense, net of amortization of financing costs and debt premium or discount, caused by higher indebtedness.

Partially offset by:

¡	$1.6 million loss on foreign currency translation of short-term monetary items in 2011 compared with $3.2 million loss in 2010.

Gain on valuation and translation of financial instruments: Gain of $56.2 million in 2011, compared with a gain of $24.4 million in 2010, related to changes in the fair value of financial instruments, mainly embedded derivatives due to changing yield curves.

Income tax expense: $107.0 million (effective tax rate of 18.6%) compared with $111.1 million in 2010 (effective tax rate of 18.0%).

•	The decrease of $4.1 million is mainly due to:

¡	$20.4 million related to a decrease in taxable income and a lower domestic statutory tax rate; and

¡	$1.3 million decrease due to other non-taxable items or items deductible at a lower future tax rate.

Partially offset by:

¡	$2.0 million increase related to tax consolidation transactions with our parent corporation;

¡	$1.5 million increase related to lower deferred tax credits; and

¡	$14.0 million increase in other items, mainly explained by a reduction in future income tax liabilities in light of changes in tax audit matters, jurisprudence and tax legislation.

Restructuring of operations and other special items: $12.6 million expense recorded in 2011 compared with $11.4 million in the same period of 2010.

This unfavourable variance is mainly explained by charges ($14.8 million in 2011 and $13.9 million in the same period of 2010) related to the migration of MVNO subscribers to our 4G network. As of December 31, 2011, the Corporation had substantially completed the conversion process. In 2011, other special items include other restructuring charges of $0.5 million ($0.6 million in 2010). A gain of $3.3 million related to the sale of assets and an impairment charge of $0.2 million were also recorded in 2010.

Net income attributable to shareholder: $469.0 million, a decrease of $35.1 million (-6.9%).

•	The decrease was mainly due to:

¡	$116.4 million increase in amortization charges;

¡	$4.8 million increase in financial expenses; and

¡	$1.2 million increase in restructuring expenses and other expenses.

Partially offset by:

¡	$51.5 million increase in operating income (taxable at an effective rate of 18.6%);

¡	$31.8 million increase in gain on valuation and translation of financial instruments; and

¡	$4.1 million decrease in income taxes.

CASH FLOW AND FINANCIAL POSITION

Operating Activities

Cash flows provided by operating activities: $907.0 million in 2011, compared with $781.5 million in 2010, an increase of $125.5 million (16.0%).

•	The increase was mainly due to:

¡	$50.6 million increase in operating income (net of a $0.9 million increase in gains on disposal of fixed assets);

¡

$33.3 million favourable variance in non-cash balances related to operations, mainly due to a $39.2 million variation in accounts receivable; a $18.2 million variation in accounts payable, accrued expenses and provisions; a $16.2 million variation in prepaid expenses; and a $31.2 million variation in inventories, partially offset by a $25.3 million variation in deferred revenues; a $46.1 million variation in income taxes payable; and a $0.1 million variation in other assets and liabilities; and

¡	$49.9 million variation in current income taxes expense in 2011.

Partially offset by:

¡	$4.2 million unfavourable variance in financial expenses; and

¡	$4.0 million increase in restructuring of operations expenses and other expenses (net of a $2.7 million gain on debt refinancing).

Investing Activities

Cash flows used in investing activities: $825.9 million in 2011, compared with $1,062.0 million in 2010, a favourable variance of $236.1 million (22.2%).

•	This favourable variance was mainly due to:

¡	acquisition of $370.0 million in shares of a corporation under common control in 2010 for tax consolidation purposes, compared with none in 2011; and

¡	acquisition of $6.0 million in tax deductions from our ultimate parent corporation in 2010, compared with none in 2011.

Partially offset by:

¡	an increase of $75.3 million in the acquisition of fixed and intangible assets;

¡	the acquisition, on May 1, 2011, of Jobboom Inc., a subsidiary of an affiliated corporation, for a cash consideration of $32.1M;

¡	$30.0 million net change in temporary investments; and

¡	other investing activities of $2.4 million, including proceeds from disposal of fixed and intangible assets.

Financing Activities

Cash flows provided by financing activities: $82.5 million used in 2011, compared with $226.6 million provided in 2010.

•	The $309.1 million increase in cash flows used was mainly due to:

¡	repayment of long-term debt and settlement of related hedging contracts for $303.1 million;

¡	issuance of a $370.0 million subordinated loan from Quebecor Media in 2010 for tax consolidation purposes, compared with none in 2011; and

¡	financing costs of $3.9 million related to the amendment of the $575.0 million secured revolving credit facility and the issuance of borrowings of $75.0 million under bank credit facilities.

Partially offset by:

¡	net increase in net borrowings under bank credit facilities of $69.6 million in 2011; and

¡	net decrease in cash distributions to our parent corporation, Quebecor Media, of $297.0 million ($140.0 million in 2011, compared with $437.0 million in 2010).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our cable and 4G wireless network, working capital, interest payments, debt repayments, pension plan contributions, and dividends in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries.

Consolidated long-term debt (including bank borrowings): Increase of $71.0 million over the twelve month period of 2011.

The increase in consolidated debt was due to:

¡	$69.6 million increase in net borrowings under bank credit facilities;

¡

$17.6 million unfavourable impact of exchange rate fluctuations and amortization of long-term premium or discount. This increase was offset by a decrease in the liability related to deferred financing costs; and

¡	$50.6 million increase in debt due to debt retirement of $249.4 million on July 18, 2011, and issuance of debt of $300 million on July 5, 2011.

Partially offset by:

¡	$54.5 million decrease in debt due to the favourable variance in the fair value of embedded derivatives, resulting mainly from interest rate fluctuations; and

¡	$12.3 million decrease in debt due to changes in fair value related to hedged interest rate risk.

•

Assets and liabilities related to derivative financial instruments totalled a net liability of $219.0 million at December 31, 2011, compared with a net liability of $289.0 million at December 31, 2010. This $70.0 million favourable net variance was due primarily to the settlement of hedging contracts and to the favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Financial Position as of December 31, 2011

Net available liquid assets: $668.2 million for the Corporation and its wholly owned subsidiaries, consisting of $93.2 million in cash and $575.0 million in unused lines of credit.

Uses of Liquidity and Capital Resources

Our principal liquidity and capital resource requirements consist of:

•

capital expenditures to maintain and upgrade our network in order to support the growth in our customer base and the launch and expansion of new or additional services, including the completion and expansion of our 4G network, launched in September 2010;

•	servicing and repayment of debt;

•	income tax transactions; and

•	distributions to our shareholder.

Capital expenditures: $798.7 million in 2011, an increase of $75.3 million (10.4%) compared with 2010.

•	The increase was mainly due to:

¡	new rental offer on our Illico Digital TV set-top box.

We continue to focus on success-driven capital spending.

Table 3

Additions to fixed and intangible assets

(in millions of dollars)

	2011	2010	Variance
Customer premises equipment	$201.2	$128.1	$73.1
Scalable infrastructure	266.1	329.9	(63.8)
Line extensions	113.9	61.5	52.4
Upgrade/rebuild	121.3	110.8	10.5
Support capital and other	96.2	93.1	3.1

Total additions to fixed and intangible assets	$798.7	$723.4	$75.3

Service and Repayment of Debt: Cash interest payments of $163.4 million in 2011, an increase of $13.1 million compared with 2010.

•	The increase was mainly due to:

¡	issuance, in July 2011, of $300.0 million aggregate principal amount of 6 7/8% Senior Notes, partially offset by a US$255.0 debt repayment on July 18, 2011.

Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan: Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into certain transactions described below that have the effect of using tax losses within the Quebecor Media group.

On September 15, 2010, the Corporation contracted a subordinated loan of $1.3 billion from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on

September 15, 2025. On the same day, the Corporation invested the total proceeds of $1.3 billion into 1,300,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On December 20, 2010, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 930,000 preferred shares, Series B, for a total cash consideration of $930.0 million, including cumulative dividends of $68.5 million. On the same day, the Corporation used the total proceeds of $930.0 million to repay part of its subordinated loan contracted from Quebecor Media Inc.

Income Tax transactions: On November 8, 2011, 9253-1920 Québec inc., a wholly-owned subsidiary of the Corporation, issued a subordinated loan of $3.95 billion to Sun Media Corporation, a wholly-owned subsidiary of Quebecor Media Inc., bearing interest at a rate of 11.25% payable every 6 months on June 20 and December 20 and maturing on November 8, 2026. On the same day, 9253-1920 Québec inc. issued 3,950,000 preferred shares, Class G to Sun Media Corporation for a total cash consideration of $3.95 billion.

On November 9, 2011, 9253-1920 Québec inc., a wholly-owned subsidiary of the Corporation, issued a subordinated loan of $3.8 billion to Sun Media Corporation, a wholly-owned subsidiary of Quebecor Media Inc., bearing interest at a rate of 11.25% payable every 6 months on June 20 and December 20 and maturing on November 9, 2026. On the same day, 9253-1920 Québec inc. issued 3,800,000 preferred shares, Class G to Sun Media Corporation for a total cash consideration of $3.8 billion.

On December 1, 2011, 9253-1920 Quebec Inc. redeemed from Sun Media Corporation 3,800,000 preferred shares, Class G, for a total cash consideration of $3.8 billion, including cumulative unpaid dividend of $25.8 million. On the same day, Sun Media Corporation used the total proceeds of $3.8 billion to repay its entire subordinated loan contracted from 9253-1920 Quebec Inc.

On December 2, 2011, 9253-1920 Quebec Inc. redeemed from Sun Media Corporation 3,950,000 preferred shares, Class G, for a total cash consideration of $3.95 billion, including cumulative unpaid dividend of $29.2 million. On the same day, Sun Media Corporation used the total proceeds of $3.95 billion to repay its entire subordinated loan contracted from 9253-1920 Quebec Inc.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries, on terms equivalent to those that prevail in an arm’s length basis and accounted for at the consideration agreed between parties, and a cash consideration of $15.6 million will be received in 2012 from Sun Media Corporation in exchange for the tax benefits transferred.

In 2010, the ultimate parent corporation transferred $26.4 million of non-capital losses to the Corporation in exchange for a cash consideration of $6.0 million. This transaction was concluded on terms equivalent to those that prevail in an arm’s length basis and accounted for at the consideration agreed between parties. As a result, the Corporation recorded a reduction of $2.7 million to its 2010 income tax expense.

On December 26, 2010, as part of the acquisition of Imprimerie Quebecor Media Inc. from the parent corporation, the Corporation issued 1,552 common shares series A for a total consideration of $3.4 million. This transaction was recorded at the carrying amount. As a result, the Corporation recorded future income tax assets of $3.4 million and a reduction of $3.0 million to its capital tax expense.

Distributions to our shareholder: During the year ended December 31, 2011, we paid $140.0 million to our sole shareholder, Quebecor Media, in respect of dividends, compared with total cash distributions of $437.0 million in 2010. See Note 19 to our audited consolidated financial statements for the years ended December 31, 2011 and 2010 for more information on capital stock. We expect to make cash distributions to our shareholder in the future, within the limits set by the terms of our indebtedness and applicable laws.

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

At December 31, 2011, our material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments. Table 4 below shows a summary of our contractual obligations.

Table 4

Contractual obligations of the Corporation

Payments due by period as of December 31, 2011

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Contractual obligations[1]
Accounts payable and accrued charges	$435.6	$435.6	$–	$–	$–
Amounts payable to affiliated corporations	23.8	23.8	–	–	–
Bank credit facility	69.6	10.7	21.4	21.4	16.1
6 7/8% Senior Notes due January 15, 2014	401.8	–	401.8	–	–
6 3/8% Senior Notes due December 15, 2015	177.7	–	–	177.7	–
9 1/8% Senior Notes due April 15, 2018	719.0	–	–	–	719.0
7 1/8% Senior Notes due January 15, 2020	300.0	–	–	–	300.0
6 7/8% Senior Notes due July 15, 2021	300.0	–	–	–	300.0
Cash Interest Expense[2]	966.1	146.1	305.2	253.1	261.7
Derivative financial instruments[3]	221.8	–	120.0	28.1	73.7
Lease commitment	207.7	47.1	49.8	29.4	81.4
Services and capital equipment commitment	29.2	20.1	7.7	1.4	–

Total contractual cash obligations	$3,852.3	$683.4	$905.9	$511.1	$1,751.9

[1]

This table excludes obligations under subordinated loans due to Quebecor Media, our parent corporation, the proceeds of which were used to invest in Preferred Shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group. See Note 10 to our audited consolidated financial statements, included under “ITEM 17. FINANCIAL STATEMENTS” in this Annual Report..

[2]	Estimate of interest to be paid on long-term debt and bank indebtedness is based on the hedged and unhedged interest rates and hedged foreign exchange rate as at December 31, 2011.

[3]	Estimated net future reimbursements on derivative financial instruments related to foreign exchange hedging.

In July 2011, $300.0 million in aggregate principal amount of Senior Notes were issued for proceeds of $294.8 million, net of financing fees of $5.2 million. The Senior Notes bear interest at 6.875%, payable every six months, on June 15 and December 15, and mature on July 15, 2021. These notes contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions, and are unsecured. The Senior Notes are guaranteed by specific subsidiaries of the Corporation. The notes are redeemable at the option of the Corporation, in whole or in part, at any time prior to June 15, 2016, at a price based on a make-whole formula and at a decreasing premium from June 15, 2016 and thereafter.

We rent premises and equipment under operating leases and have entered into long-term commitments to purchase services and capital equipment that call for total future payments of $236.9 million, including $61.6 million for future rent payments to our ultimate parent corporation. During the year ended December 31, 2011, we renewed or extended several leases and entered into new operating leases in the ordinary course of business.

Videotron pays annual management fees to its parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $26.7 million in 2011 ($34.8 million in 2010). The agreement provides for an annual management fee to be agreed upon for the year 2012. In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

Pension Plan and post-retirement benefits: The Corporation regularly monitors the funded status of its pension plans. The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Corporation to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its defined contribution plans, totalled $18.4 million for the year ended December 31, 2011 ($12.4 million in 2010).

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, temporary investments, accounts payable, accrued liabilities, provisions, long-term debt and derivative financial instruments.

As of December 31, 2011, the Corporation used derivative financial instruments to manage its exchange rate and interest rate exposure. The Corporation has entered into cross-currency interest rate swap arrangements to hedge foreign currency risk exposure on the entirety of its U.S.-dollar-denominated long-term debt and to manage the impact of interest rate fluctuations on some of its long-term debt.

The Corporation has also entered into currency forward contracts in order to hedge, among other things, the planned purchase, in U.S. dollars, of digital set-top boxes, modems, handsets and certain capital expenditures, including equipment for the 4G network.

The Corporation does not hold or use any derivative financial instruments for trading purposes.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

The gain on valuation and translation of financial instruments for the years ended December 31, 2011 and 2010 is summarized in Table 5.

Table 5

Gain on valuation and translation of financial instruments

(in millions of dollars)

	Twelve months ended December 31
	2011	2010
Gain on embedded derivatives	(56.8)	(25.4)
Loss on ineffective portion of fair value hedges	0.6	1.0

	(56.2)	(24.4)

A gain of $1.2 million was recorded under Other comprehensive income in 2011 in relation to cash flow hedging relationships (gain of $20.0 million in 2010).

The fair value of long-term debt and derivative financial instruments is shown below in Table 9, “Fair value of long-term debt and derivative financial instruments.”

Related Party Transactions

In addition to the related party transactions disclosed elsewhere in this annual report, the Corporation entered into the following transactions with affiliated corporations. These transactions have been recorded at the exchange value in the normal course of business, which is the amount established and agreed to by the related parties:

Table 6

Related party transactions

(in millions of dollars)

	2011	2010
Ultimate parent and parent corporations:
Revenues	$0.6	$0.1
Cost of sales and operating expenses	6.7	5.8
Operating expenses recovered	(2.0)	(1.4)

Affiliated corporations:
Revenues	12.4	9.7
Cost of sales and operating expenses	59.7	56.3
Operating expenses recovered	$(1.9)	$(0.5)

Off-Balance Sheet Arrangements

Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating Leases

The Corporation has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of these lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, the Corporation has provided guarantees to the lessor of premises leases for certain video store franchisees, with expiry dates through 2017. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2011, the maximum exposure with respect to these guarantees was $17.0 million and no liability has been recorded in the consolidated balance sheet. The Corporation has not made any payments relating to these guarantees in prior years.

Outsourcing Companies and Suppliers

In the normal course of its operations, the Corporation enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Corporation agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Corporation provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheet with respect to these indemnifications. The Corporation has not made any payments relating to these guarantees in prior years.

Guarantees Related to our Various Existing Notes

The bank credit facilities provide for a $575.0 million secured revolving credit facility that matures in July 2016 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance, Canadian prime, or U.S. prime rates, plus a margin, depending on the

Corporation’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate and CAD LIBOR, plus a margin. The bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and its wholly-owned subsidiaries. As of December 31, 2011, the bank credit facilities of the Corporation were secured by assets with a carrying value of $5,990.0 million ($5,505.5 million in 2010, as restated). The bank credit facilities contain covenants such as maintaining certain financial ratios, limiting its ability to incur additional indebtedness and restricting the payment of dividends and other distributions. As of December 31, 2011 and 2010, no amount was drawn on the revolving credit facility. As of December 31, 2011, $69.6 million was outstanding (none in 2010) on the secured export financing facility.

Financial instruments and financial risk management

The Corporation’s financial risk management policies have been established in order to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in the Corporation’s activities.

As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations. In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and variable-rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes. The Corporation designates its derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

Description of Derivative Financial Instruments

Table 7

Foreign exchange forward contracts at December 31, 2011

(in millions of dollars)

Currencies (sold/bought)	Maturing	Average exchange rate	Notional amount

$/US$	Less than 1 year	0.9936	$122.4

Table 8

Cross-currency interest rate swaps at December 31, 2011

(in millions of dollars)

	Period covered	Notional amount		Annual effective interest rate using hedged rate	Annual nominal interest rate of debt	CDN dollar exchange rate on interest and capital payments per one U.S. dollar
Senior Notes	2004 to 2014	US$	60.0	Bankers’ acceptances 3 months +2.80%	6.875%	1.2000
Senior Notes	2003 to 2014	US$	200.0	Bankers’ acceptances 3 months +2.73%	6.875%	1.3425
Senior Notes	2003 to 2014	US$	135.0	7.66%	6.875%	1.3425
Senior Notes	2005 to 2015	US$	175.0	5.98%	6.375%	1.1781
Senior Notes	2008 to 2018	US$	455.0	9.65%	9.125%	1.0210
Senior Notes	2009 to 2018	US$	260.0	9.12%	9.125%	1.2965

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

Fair value of financial instruments:

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges due to external or related parties and provisions (classified as other liabilities), approximates their fair value since these items will be realized or paid within one year or are due on demand. Other financial instruments classified as loans and receivables or as available-for-sale are not significant and their carrying value approximates their fair value.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheet is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs on the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models, including volatility and discount factors.

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2011 and 2010 are as follows:

Table 9

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	December 31, 2011		December 31, 2010
	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(1,968.1)	$(2,064.4)	$(1,826.7)	$(1,934.4)
Derivative financial instruments
Early settlement options	106.7	106.7	54.8	54.8
Foreign exchange forward contracts	3.2	3.2	(2.4)	(2.4)

Cross-currency interest rate swaps	(222.2)	(222.2)	(286.6)	(286.6)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The estimated sensitivity on income and Other comprehensive income, before income tax, of a 100 basis-point variance in the credit default premium used to calculate the fair value of derivative financial instruments, as per the Corporation’s valuation models, is as follows:

Increase (decrease) (in millions of dollars)	Income	Other comprehensive income

Increase of 100 basis points	$1.2	$ 6.1
Decrease of 100 basis points	(1.2)	(6.1)

Due to the judgment used in applying a wide range of acceptable techniques and estimates in calculating fair value amounts, fair values are not necessarily comparable among financial institutions or other market participants and may not be realized in an actual sale or the immediate settlement of the instrument.

Credit Risk Management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2011, no customer balance represented a significant portion of the Corporation’s consolidated accounts receivable. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $12.1 million as of December 31, 2011 ($14.3 million as of December 31, 2010, restated). As of December 31, 2011, 6.1% of accounts receivable were 90 days past their billing date (6.2% as of December 31, 2010).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2011 and 2010:

(in millions of dollars)	2011	2010

Balance as of beginning of the year	$14.3	$16.1
Charged to income	18.9	20.3
Utilization	(21.1)	(22.1)

Balance as of end of the year	$12.1	$14.3

The Corporation believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Corporation does not believe that it is exposed to an unusual level of customer credit risk.

As a result of its use of derivative financial instruments, the Corporation is exposed to the risk of non-performance by a third party. When the Corporation enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Corporation’s risk management policy and are subject to concentration limits.

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 5.7 years as of December 31, 2011 and 2010.

Market Risk

Market risk is the risk that changes in market prices due to foreign exchange rates and/or interest rates will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign Currency Risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation and its subsidiaries have entered into transactions to hedge the foreign currency risk exposure on 100% of their U.S.-dollar-denominated debt obligations outstanding as of December 31, 2011 and to hedge their exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The following table summarizes the estimated sensitivity on income and Other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a Canadian dollar per one U.S. dollar:

Increase (decrease) (in millions of dollars)	Income	Other comprehensive income
Increase of $0.10
U.S.-dollar-denominated accounts payable	$(0.9)	$–
Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	(0.6)	43.8
Decrease of $0.10
U.S.-dollar-denominated accounts payable	0.9	–

Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	0.6	(43.8)

Interest Rate Risk

The Corporation’s revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate (BA), (ii) Canadian or U.S. bank prime rate and (iii) CAD LIBOR. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into various cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2011, after taking into account the hedging instruments, long-term debt was comprised of 81.4% fixed rate debt (76.7% in 2010) and 18.6% floating rate debt (23.3% in 2010).

The estimated sensitivity on financial expense for floating rate debt, before income tax, of a 100 basis-point variance in the year-end Canadian Banker’s acceptance rate as of December 31, 2011 is $4.1 million.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments, as per the Corporation’s valuation model, is as follows:

Increase (decrease) (in millions of dollars)	Income	Other comprehensive income
Increase of 100 basis points	$0.4	$5.8
Decrease of 100 basis points	(0.4)	(5.8)

Capital Management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations, and the level of distributions to the parent Corporation. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, long-term debt and net assets and liabilities related to derivative financial instruments, less cash and cash equivalents and temporary investments. The capital structure is as follows:

Table 10

Capital structure of the Corporation

(in millions of dollars)

	December 31, 2011	December 31, 2010	January 1, 2010
Long-term debt	$1,857.1	$1,786.1	$1,592.3
Derivative financial instruments	219.0	289.0	229.4
Cash and cash equivalents	(95.0)	(96.3)	(150.3)
Temporary investments	—	—	(30.0)

Net liabilities	1,981.1	1,978.8	1,641.4

Equity	$1,006.5	$734.2	$651.8

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate to permitted investments, inter-corporation transactions, and the declaration and payment of dividends or other distributions.

Contingencies and legal disputes

There exist a number of legal proceedings against the Corporation and its subsidiaries that are pending. In the opinion of the management of the Corporation and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Corporation’s results or on its financial position.

Management of the Corporation, after taking legal advice, has established provisions for specific claims or actions considering the facts of each case. The Corporation cannot determine when and if a payment related to these provisions will be made.

Critical Accounting Policies and Estimates

Revenue recognition

The Corporation recognizes operating revenues when the following criteria are met:

•	the amount of revenue can be measured reliably;

•	the receipt of economic benefits associated with the transaction is probable;

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably;

•	the stage of completion can be measured reliably where services have been rendered; and

•	significant risks and rewards of ownership, including effective control, have been transferred to the buyer where goods have been sold.

The portion of revenue that is unearned is recorded under Deferred revenue when customers are invoiced.

Revenue recognition policies for each of the Corporation’s main product lines are as follows:

The cable and mobile services are provided under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet, cable telephony or mobile telephony, including connection costs and rental of equipment); the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined.

Cable connection revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection costs, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of those costs over the related revenues is recognized immediately in income. Operating revenues from cable and other services, such as Internet access, cable and mobile telephony, are recognized when services are rendered. Promotional offers and rebates are accounted for as a reduction in the service revenue to which they relate. Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered. Promotional offers related to equipment sales, with the exclusion of mobile devices, are accounted for as a reduction in the related equipment sales on delivery, while promotional offers related to the sale of mobile devices are accounted for as a reduction in the related equipment sales on activation. Operating revenues related to service contracts are recognized in income over the life of the specific contract on a straight-line basis over the period in which the services are provided. Royalties and territorial rights from video store franchises are recognized as income in the month in which they are earned.

Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generated units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment on April 1 of each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or the CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

The Corporation uses the discounted cash flow method to estimate the value in use consisting of future cash flows derived from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts consider each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. A range of growth rates is used for cash flows beyond this three-year period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of: (i) the time value of money; and (ii) the risk specific to the assets for which the future cash flow estimates have not been adjusted. The perpetual growth rate has been determined with regard to the specific markets in which the CGUs participate.

An impairment loss is recognized in the amount by which the carrying amount of an asset or a CGU exceeds its recoverable amount. When the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is first impaired. Any excess amount of impairment is recognized and attributed to assets in the CGU, prorated to the carrying amount of each asset in the CGU.

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the statement of income up to the excess of the recoverable amount of the asset or the CGU over its carrying value.

When determining the fair value, less costs to sell, of an asset or CGU, the appraisal of the information available at the valuation date is based on management’s judgment and may involve estimates and assumptions. Furthermore, the discounted cash flow method used in determining the value in use of an asset or CGU relies on the use of estimates such as the amount and timing of cash flows, expected variations in the amount or timing of those cash flows, the value of money as represented by a risk-free rate, and the risk premium associated with the asset or CGU.

Therefore, the judgment used in determining the recoverable amount of an asset or a CGU may affect the amount of the impairment loss of an asset or a CGU to be recorded, as well as the potential reversal of the impairment charge in the future.

Based on the data and assumptions used in its last impairment test, the Corporation believes that at this time there is no material number of long-lived assets with finite useful lives, or goodwill and intangible assets with indefinite useful lives on its books that present a significant risk of impairment in the near future.

The net book value of goodwill as at December 31, 2011 was $451.5 million.

Derivative financial instruments and hedge accounting

The Corporation uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Corporation does not hold or use any derivative financial instruments for speculative purposes. Under hedge accounting, the Corporation documents all hedging relationships between hedging items and hedged items, as well as its strategy for using hedges and its risk-management objectives. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges. The Corporation assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.

The Corporation enters into the following types of derivative financial instruments:

•

The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.

•

The Corporation uses cross-currency interest rate swaps to hedge: (i) foreign currency rate exposure on interest and principal payments on foreign currency denominated debt, and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed Canadian dollars are designated as cash flow hedges. The Corporation’s cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed Canadian dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

Under hedge accounting, the Corporation applies the following accounting policies:

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

Derivative financial instruments that are ineffective or that are not designated as hedges, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a mark-to-market basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in income as a gain or loss on valuation and translation of financial instruments.

The judgment used in determining the fair value of derivative financial instruments and the non-performance risk, using valuation models, may affect the value of the gain or loss on valuation and translation of financial instruments reported in the statements of income, and the value of the gain or loss on derivative financial instruments reported in the statements of comprehensive income.

Pension and post-retirement benefits

The Corporation offers defined benefit pension plans and defined contribution pension plans to some of its employees.

The Corporation’s defined benefit obligations with respect to defined benefit pensions and post-retirement benefits are measured at present value and assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of the Corporation’s actuaries. Key assumptions relate to the discount rate, the expected return on the plan’s assets, the rate of increase in compensation, retirement age of employees, healthcare costs, and other actuarial factors. Defined benefit pension plan assets are measured at fair value and consist of equities and corporate and government fixed-income securities.

Actuarial gains and losses are recognized immediately through Other comprehensive income and within retained earnings. Actuarial gains and losses arise from the difference between the actual rate of return on plan assets for a given period and the expected rate of return on plan assets for that period, from experience adjustments on liabilities or changes in actuarial assumptions used to determine the defined benefit obligation.

The recognition of the net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce its future contributions to the plan. In addition, an adjustment to the net benefit asset or to the net benefit obligation can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. Changes in the net benefit asset limit or in the minimum funding liability are recognized immediately in Other comprehensive income and within retained earnings. The assessment of the amount recoverable in the future, for the purpose of calculating the limit on the net benefit asset, is based on a number of assumptions, including future service costs and reductions in future plan contributions.

The Corporation considers all the assumptions used to be reasonable in view of the information available at this time. However, variances from these assumptions could have a material impact on the costs and obligations of pension plans and post-retirement benefits in future periods.

Allowance for doubtful accounts

The Corporation maintains an allowance for doubtful accounts to cover anticipated losses from customers who are unable to pay their debts. This allowance is reviewed periodically and is based on an analysis of specific significant accounts outstanding, the age of the receivable, customer creditworthiness, and historical collection experience.

Stock-based compensation

Stock-based awards to employees that call for settlement in cash or other assets at the option of the employee are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

Estimates of the fair value of stock-based awards are determined by applying an option-pricing model, taking into account the terms and conditions of the grant and assumptions such as a risk-free interest rate, the dividend yield, the expected volatility and expected remaining life of the option.

The judgment and assumptions used in determining the fair value of liability-classified stock-based awards may have an effect on the compensation cost recorded in the statements of income.

Provisions

Provisions are recognized when: (i) the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation; and when (ii) the amount of the obligation can be reliably estimated.

Provisions are reviewed at each balance sheet date and changes in estimates are reflected in the statement of income in the period in which changes occur.

Deferred income taxes

The Corporation is required to assess the ultimate realization of deferred income taxes generated from temporary differences between the book basis and tax basis of assets and liabilities and losses carried forward into the future. This assessment is judgmental in nature and is dependent on assumptions and estimates as to the availability and character of future taxable income. The ultimate amount of deferred income taxes realized could be slightly different from that recorded, since it is influenced by the Corporation’s future operating results.

The Corporation is at all times under audit by various tax authorities in each of the jurisdictions in which it operates. A number of years may elapse before a particular matter for which management has established a reserve is audited and resolved. The number of years between each tax audit varies, depending on the tax jurisdiction. Management believes that its estimates are reasonable and reflect the probable outcome of known tax contingencies, although the final outcome is difficult to predict.

Recent Accounting Developments in Canada

As described above in the “Adoption of IFRS” section of this report, the Corporation adopted IFRS on January 1, 2011. The 2010 financial figures have been restated accordingly. The Corporation is required to apply IFRS accounting policies retrospectively to determine the IFRS opening balance sheet at January 1, 2010. However, IFRS provides a number of mandatory exceptions and optional exemptions to this general principle of retrospective application (refer to Note 27 of the consolidated financial statements for the year ended December 31, 2011 for more details on the exemption choices made by the Corporation and adjustments resulting from the adoption of IFRS).

The adoption of IFRS did not necessitate any significant modifications to information technology, data systems, or internal controls currently implemented and used by the Corporation. The Corporation also determined that new policy choices adopted in light of IFRS requirements had no contractual or business implications on existing financing arrangements or similar obligations as at the date of adoption and as at the end of the current reporting period. Under current circumstances, the Corporation has not identified any contentious issues arising from the adoption of IFRS.

Recent Accounting Pronouncements

The Corporation has not early adopted the following new standards and adoption impacts on the consolidated financial statements have not yet been determined:

Amended standards	Expected changes to existing standards
IFRS 9 — Financial Instruments (Effective from periods beginning January 1, 2015, with early adoption permitted)	IFRS 9 simplifies the measurement and classification of financial assets by reducing the number of measurement categories and removing complex rule-driven embedded derivative guidance in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement.
IFRS 10 — Consolidated Financial Statements (Effective from periods beginning January 1, 2013, with early adoption permitted)	IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent corporation.
IFRS 11 — Joint Arrangements (Effective from periods beginning January 1, 2013, with early adoption permitted)	IFRS 11 replaces IAS 31, Interests in Joint Ventures, with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interests in joint ventures. The new standard requires that such interests be recognized using the equity method.
IFRS 12 — Disclosure of Interests in Other Entities (Effective from periods beginning January 1, 2013, with early adoption permitted)	IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off-balance sheet vehicles.
IAS 19 — Post-employment Benefits (including Pensions) (Amended) (Effective from periods beginning January 1, 2013, with retrospective application)	Amendments to IAS 19 involve, among other changes, the immediate recognition of the re-measurement component in Other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the statement of income. IAS 19 allows amounts recognized in Other comprehensive income to be recognized either immediately in retained earnings or as a separate category within equity. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component, determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and may no longer be spread over any future service period.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A-	Directors and Senior Management

The following table presents certain information concerning our directors and executive officers as of February 28, 2012:

Name and Municipality of Residence	Age	Position

SERGE GOUIN Outremont, Québec	68	Director and Chairman of the Board

JEAN LA COUTURE, FCA(1) Montréal, Québec	65	Director and Chairman of the Audit Committee

ANDRÉ DELISLE(1) Montréal, Québec	65	Director

A. MICHEL LAVIGNE, FCA(1) Laval, Québec	61	Director

PIERRE KARL PELADEAU Outremont, Québec	50	Director

ROBERT DÉPATIE Rosemère, Québec	53	President and Chief Executive Officer

MANON BROUILLETTE Outremont, Québec	43	President, Consumer Market

JEAN NOVAK Beaconsfield, Québec	48	President, Videotron Business Solutions

MARIE-JOSEE MARSAN Montréal, Québec	49	Vice President, Finance and Information Technology (IT) and Chief Financial Officer

DANIEL PROULX Montréal, Québec	54	Chief Technological Officer

MYRIANNE COLLIN Montréal, Québec	38	Senior Vice President, Strategy and Market Development

ISABELLE DESSUREAULT Mansonville, Québec	41	Vice President, Corporate Affairs and President Canal Vox

ROGER MARTEL Montréal, Québec	63	Vice President, Internal Audit

MARIE PIUZE Pierrefonds, Québec	43	Vice President, Control

PIERRE ROY PORRETTA Anjou, Québec	45	Vice President, Research & Development

Name and Municipality of Residence	Age	Position

JEAN-FRANÇOIS PRUNEAU Repentigny, Québec	41	Vice President

CLAUDINE TREMBLAY Montréal, Québec	58	Vice President and Secretary

NORMAND VACHON Repentigny, Québec	63	Vice President, Human Resources

CHLOE POIRIER Nun’s Island, Québec	42	Treasurer

CHRISTIAN MARCOUX Laval, Québec	37	Assistant Secretary

(1)	Member of the Audit Committee

Serge Gouin, Director and Chairman of the Board of Directors. Mr. Gouin has been a Director and Chairman of our Board of Directors since July 2001. Mr. Gouin has also been a Director of Quebecor Media since May 2001, and he re-assumed the position of Chairman of its Board of Directors in May 2005, having also held that position from January 2003 to March 2004. Mr. Gouin served as President and Chief Executive Officer of Quebecor Media from March 2004 until May 2005. Mr. Gouin has also served as Director and Chairman of the Board of Directors of Sun Media Corporation since May 2004. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Le Groupe Vidéotron. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of TVA Group. Mr. Gouin is also a member of the Boards of Directors of Onex Corporation, Tomkins plc and TVA Group.

Jean La Couture, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has served as a Director and as Chairman of our Audit Committee since October 2003. Mr. La Couture also serves as Director and Chairman of the Audit Committee of Quebecor and Quebecor Media. He was a Director of Quebecor World Inc. from December 2007 until December 2008. Mr. La Couture, a Fellow Chartered Accountant, is President of Huis Clos Ltée., a management and mediation firm. He is also President of the Regroupement des assureurs de personnes à charte du Québec (RACQ), a position he has held since August 1995. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. He is Chairman of the Boards of Innergex Renewable Energy Inc., Groupe Pomerleau (a Québec-based construction company) and Institute of Corporate Directors, Québec Chapter, and serves as a Director of Jevco Insurance Company.

André Delisle, Director and member of the Audit Committee. Mr. Delisle has served as a Director of Videotron and as a member of its Audit Committee since October 31, 2005. Since that date, Mr. Delisle has also served as a Director and a member of the Audit Committee of Quebecor Media. From August 2000 until July 2003, Mr. Delisle acted as Assistant General Manager and Treasurer of the City of Montréal. He previously acted as internal consultant for the Caisse de dépôt et placement du Québec from February 1998 until August 2000. From 1982 through 1997, he worked for Hydro-Québec and the Québec Department of Finance, mainly in the capacity of Chief Financial Officer at Hydro-Québec or Assistant Deputy Minister at the Department of Finance. Mr. Delisle is also a member of the Audit Committee of the Ministère des affaires municipales, Régions et Occupation du territoire (MAMROT) and of the Public Policy Committee of the Association des économistes du Québec (ASDEQ) Mr. Delisle is a member of the Institute of Corporate Directors, a member of the Association of Québec Economists and a member of the Barreau du Québec.

A. Michel Lavigne, FCA, Director and member of the Audit Committee. Mr. Lavigne has served as a Director of Videotron and as a member of its Audit Committee since June 30, 2005. Since that date, Mr. Lavigne has also served as a Director and a member of the Audit Committee and the Compensation Committee of Quebecor Media, and as a Director and a member of the Audit Committee of TVA Group. Mr. Lavigne is also a Director of the Caisse de dépôt et placement du Québec and of Canada Post, as well as the Chairman of the Board of Primary Energy Recycling Corporation and Teraxion Inc. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montréal, Québec, as Chairman of the Board of Grant Thornton Canada and as a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Accountant of the Ordre des comptables agréés du Québec and a member of the Canadian Institute of Chartered Accountants since 1973.

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

Manon Brouillette, President, Consumer Market. Ms. Brouillette was promoted to her current position within the Company in December 2011. In January 2011, she was also appointed Vice President and Chief Digital Officer of Quebecor Media. She had acted as Executive Vice President, Strategy and Market Development from March 2009 to December 2011. From June 2008 to March 2009, she acted as Senior Vice President, Strategic Development and Market Development. She joined Videotron in July 2004 and acted as Vice President, Marketing, from July 2004 to January 2005, as Vice President, New Product Development, from January 2005 to August 2006 and as Senior Vice President, Marketing, Content and New Product Development, from September 2006 to June 2008. Before joining the Company, Ms. Brouillette was Vice President, Marketing and Communications of the San Francisco Group from April 2003 to February 2004. She was also responsible for the national and regional accounts of the Blitz division of Groupe Cossette Communication Marketing from April 2002 to April 2003. From September 1998 to April 2002, she worked at Publicité Martin inc. Ms. Brouillette holds a Bachelor’s degree in communications with a minor in marketing from Laval University.

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

Daniel Proulx, Chief Technological Officer. Mr. Proulx was appointed Chief Technological Officer in April 2011. Prior to his appointment, he had served as Vice President, Engineering since July 2003 and as Vice President, Information Technology since July 2002. Mr. Proulx has held various management positions within Videotron since joining the Company in 1995.

Myrianne Collin, Senior Vice President, Strategy and Market Development. Ms. Collin was promoted to her current position in December 2011. She had served as Vice President, Marketing, Consumer division since June 2008. She joined Videotron in April 2005 as Senior Director Marketing, Cable Telephony and Bundling. In September 2006, Ms. Collin was appointed Senior Director, Broadcast Services & Relationship Marketing. From 1995 to 2005, Ms. Collin held various positions with Bell Canada and Alliance Data System (Air Miles). She holds a Bachelor’s degree in marketing from Sherbrooke University.

Isabelle Dessureault, Vice President, Corporate Affairs and President, Canal Vox (a division of Videotron). Ms. Dessureault was appointed to her current position in August 2010. Prior to her appointment, she was Vice President, Public Affairs of Quebecor Media from November 2008 to March 2010. In 2005, after working a dozen years as a consultant, including eight years with National Public Relations, where she was a partner in the Montréal office, Ms. Dessureault joined Videotron as General Manager, Communications. From 2006 to 2008, Ms. Dessureault was Vice President with combined responsibility for Videotron Corporate Affairs and the VOX television channel. Ms. Dessureault studied at the Amsterdam School of Business and is a graduate of the Université du Québec in Montréal, and holds an MBA from Concordia University.

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

Pierre Roy Porretta, Vice President, Engineering, Research & Development. Mr. Roy Porretta was appointed to his current position in August 2010. Prior to this appointment, he was Vice President, IP Technology since November 2006. Mr. Roy Porretta has held various engineering and management position within Videotron since joining the Company in March 1995.

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

Normand Vachon, Vice President, Human Resources and Excellence. Mr. Vachon joined Videotron in January 2005 as Vice President, Human Resources (title was later changed to Vice President, Human Resources and Excellence). Prior to joining the Company, Mr. Vachon acted as senior executive officer and organizational development consultant for many private organizations in the Province of Québec between 2001 and 2004 and held the position of Vice President, Corporate and Vice President, Human Resources and Organizational Development at Nova Bus Corporation from 1995 to 2000. Prior to that, Mr. Vachon worked at Alcan Inc. from 1972 to 1994, holding the positions of Director of Operations at Alcan Smelters & Chemicals in Shawinigan, Manager of Alcan Wire and Cable’s Saint-Augustin plant in the Québec City region and General Manager of Alcan Extrusions’ Laval plant.

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

Christian Marcoux, Assistant Secretary. Mr. Marcoux was appointed Assistant Secretary of Videotron in December 2006. Mr. Marcoux joined Quebecor Media in 2006 as Senior Legal Counsel, Compliance and was promoted to Director, Compliance, Corporate Secretariat in February 2010. He is also currently Assistant Secretary of Quebecor, Quebecor Media, TVA Group and Sun Media Corporation. From January 2004 to December 2006, Mr. Marcoux was Manager, Listed Issuer Services at the Toronto Stock Exchange. Prior to January 2004, Mr. Marcoux was an attorney with BCF LLP, a law firm, for three years. He has been a member of the Québec Bar Association since 2000.

B-	Compensation

Our Directors do not receive any remuneration for acting in their capacity as directors of Videotron. The members of our Audit Committee do, however, receive attendance fees of $3,000 per meeting and the Chairman of our Audit Committee (currently, Mr. La Couture) receives an annual fee of $6,000 to act in such capacity. Our Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors and our Audit Committee. During the financial year ended December 31, 2011, the amount of compensation (including benefits in kind) paid to our five directors for services in all capacities to Videotron and its subsidiaries was $151,000. None of our directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

The aggregate amount of compensation we paid for the year ended December 31, 2011 to our executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was $8,797,051 million, including salaries, bonuses and profit-sharing payments.

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

During the year ended December 31, 2011, an aggregate total of 21,000 options were granted under this plan to executive officers of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies), with a weighted average exercise price of $50.366 per share, as determined by Quebecor Media’s Compensation Committee. During the year ended December 31, 2011, a total of 205,929 options were exercised by officers and employees of Videotron, for aggregate gross value realized of $2.1 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2011, an aggregate total of 953,240 options granted to directors, officers and employees of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies) remain outstanding, with a weighted average exercise price of $40.64 per share, as determined by Quebecor Media’s Compensation Committee. For more information on this stock option plan, see Note 20 to our audited consolidated financial statements included under “Item 18. Financial Statements” of this annual report.

Pension Benefits

Both Quebecor Media and Videotron maintain pension plans for our non-unionized employees and certain officers.

Videotron’s pension plan provides pension benefits to our executive officers equal to 2.0% of salary (excluding bonuses) for each year of membership in the plan. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under our pension plan are as prescribed under the Income Tax Act (Canada). An executive officer contributes to this plan an amount equal to 5.0% of his or her salary up to a maximum of $6,500 per year.

Quebecor Media’s pension plan provides greater pension benefits to eligible executive officers than it does to other employees. The higher pension benefits under this plan equal 2.0% of average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and from the age of 61 years without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media’s pension plan are as prescribed by the Income Tax Act (Canada). An executive officer contributes to this plan an amount equal to 5.0% of his or her salary up to a maximum of $6,617 in 2012. Videotron has no liability regarding Quebecor Media’s pension plan.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media’s and our pension plans:

	Years of Participation
Compensation	10	15	20	25	30
$132,334 or more	$26,467	$39,700	$52,933	$66,167	$79,400

Supplemental Retirement Benefit Plan for Designated Executives

In addition, both Quebecor Media’s and our pension plans provide supplemental retirement benefits to certain designated executives. As of December 31, 2011, one of our senior executive officers was a participant under Quebecor Media’s supplemental retirement benefit plan, and one of our senior executive officers was a participant under our supplemental retirement benefit plan.

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

As of December 31, 2011, our senior executive officer participating in Quebecor Media’s supplemental retirement benefit plan had less than eight years of credited service.

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

As of December 31, 2011, our senior executive officer participating in our supplemental retirement benefit plan had nine years of credited service.

	Years of Credited Service
Compensation	10	15	20	25	30
$200,000	$13,533	$20,300	$27,067	$33,833	$40,600
$300,000	$33,533	$50,300	$67,067	$83,833	$100,600
$400,000	$53,533	$80,300	$107,067	$133,833	$160,600
$500,000	$73,533	$110,300	$147,067	$183,833	$220,600
$600,000	$93,533	$140,300	$187,067	$233,833	$280,600
$800,000	$133,533	$200,300	$267,067	$333,833	$400,600
$1,000,000	$173,533	$260,300	$347,067	$433,833	$520,600
$1,200,000	$213,533	$320,300	$427,067	$533,833	$640,600
$1,400,000	$253,533	$380,300	$507,067	$633,833	$760,600

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

At December 31, 2011, we had approximately 6,230 employees. At December 31, 2010 and 2009, we had approximately 5,670 and 4,870 employees, respectively (excluding the employees of Jobboom inc., who were transferred to us in 2011). The net increase in the number of employees at December 31, 2011 compared to December 31, 2010 was attributable primarily to hiring new employees, including many skilled employees, in connection with our expansion as a facilities-based mobile telephony provider. Substantially all of our employees are based and work in the Province of Quebec. Approximately 3,700 of our employees are unionized, and the terms of their employment are governed by one of our five regional collective bargaining agreements. Our two most important collective bargaining agreements, covering our unionized employees in the Montréal and Québec City regions, have terms extending to December 31, 2013. We also have two collective bargaining agreements covering our unionized employees in the Saguenay and Gatineau regions, with terms running through December 31, 2014 and August 31, 2015 respectively, and one other collective bargaining agreement, covering approximately 50 employees of our SETTE inc. subsidiary, which will expire on December 31, 2012.

E-	Share Ownership

No Videotron equity securities are held by any of our directors or senior executive officers.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A-	Major Shareholders

We are a wholly-owned subsidiary of Quebecor Media, a leading Canadian-based media and telecommunications company with interests in newspaper publishing operations, television broadcasting, telecommunications, book and magazine publishing and new media services. Through these interests, Quebecor Media holds leading positions in the creation, promotion and distribution of news, entertainment and Internet related services that are designed to appeal to audiences in every demographic category.

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

The Company enters into related party transactions from time to time. These related party transactions are further described under “Item 5. Operating and Financial Review and Prospects — Cash Flow and Financial Position — Financial Position as of December 31, 2011” and in Note 7, in Note 10 and in Note 25 to our audited consolidated financial statements included under “Item 18. Financial Statements” in this annual report. These related party transactions have been entered into by the Company on terms equivalent to those that prevail in transactions done at arm’s length and accounted for at the consideration agreed between parties:

	As of December 31,
	2011	2010
	(in thousands of dollars)
Ultimate Parent and Parent Company:
Revenues	$620	$125
Cost of sales and operating expenses	6,728	5,803
Operating expenses recovered	(1,955)	(1,445)

Affiliated Companies:
Revenues	12,443	9,655
Cost of sales and operating expenses	59,742	56,255
Operating expenses recovered	(1,908)	(529)

Management fee

The Company pays annual management fees to the parent company for services rendered to the Company, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $26.7 million in 2011 and $34.8 million in 2010. The agreement provides for an annual management fee to be agreed upon for the year 2012. In addition, the parent company is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

Acquisition of a subsidiary

On May 1, 2011, the Company acquired Jobboom Inc., a subsidiary of an affiliated company, for a total cash consideration of $32.1 million. Since the transaction occurred between wholly-owned subsidiaries of the parent company, the acquisition was accounted for using the continuity of interest method and the cash consideration paid was recorded in reduction of retained earnings.

Income tax transactions

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we enter into certain tax consolidation transactions (issuance of preferred shares and subordinated loans) from time to time through which we are able to recognize certain income tax benefits. For further information regarding these transactions, please refer to “Item 5. Operating and Financial Review and Prospects — Cash Flow and Financial Position — Financial Position as of December 31, 2011” and Note 25 to our audited consolidated financial statements which are included under “Item 18. Financial Statements” in this annual report. These transactions are carried out for tax consolidation purposes, on terms equivalent to those that prevail in an arm’s length basis and are accounted for at the consideration agreed between parties.

Purchase of shares of Quebecor Media and subsidiary subordinated loans

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we enter into certain transactions from time to time that have the effect of using tax losses within the Quebecor Media Group. These transactions are described further under “Item 5. Operating and Financial Review and Prospects — Cash Flow and Financial Position — Financial Position as of December 31, 2011” and Note 10 to our audited consolidated financial statements which are included under “Item 18. Financial Statements” in this annual report.

C-	Interests of Experts and Counsel

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

A-	Consolidated Statements and Other Financial Information

Our consolidated balance sheets as at December 31, 2011 and 2010 and as at January 1st, 2010, and our consolidated statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2011 and 2010, including the notes thereto and together with the report of Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

Legal Proceedings

We are involved from time to time in various claims and lawsuits incidental to the conduct of our business in the ordinary course.

In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our business, results of operations, liquidity or financial position.

Dividend Policy

During the year ended December 31, 2011, we paid aggregate cash dividends of $140,000,000 on our common shares. During the year ended December 31, 2010, we paid aggregate cash dividends of $437,000,000 on our common shares. We currently expect to pay dividends and other distributions on our common shares in the future. The declaration and payment of dividends and other distributions is in the sole discretion of our Board of Directors, and any decision regarding the declaration of dividends and other distributions will be made by our Board of Directors depending on, among other things, our financial resources, the cash flows generated by our business, our capital needs, and other factors considered relevant by our Board of Directors, including the terms of our indebtedness and applicable law.

B-	Significant Changes

Except as otherwise disclosed in this annual report, there has been no other material adverse change in our financial position since December 31, 2011.

ITEM 9 – THE OFFER AND LISTING

A-	Offer and Listing Details

Not applicable.

B-	Plan of Distribution

Not applicable.

C-	Markets

On March 14, 2012, following the close of the period covered by this annual report, we issued and sold US$800.0 million aggregate principal amount of our 5% Senior Notes due July 15, 2022 in private placements exempt from the registration requirements of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

On July 5, 2011, we issued and sold $300.0 million aggregate principal amount of our 6 7/8% Senior Notes due July 15, 2021 in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

On January 13, 2010, we issued and sold $300.0 million aggregate principal amount of our 7 1/8% Senior Notes due January 15, 2020 in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

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

On September 16, 2005, we issued and sold US$175.0 million aggregate principal amount of our 6 3/8% Senior Notes due December 15, 2015 in private placements exempt from the registration requirements of the Securities Act. In connection with the issuance of these unregistered notes, we agreed to file an exchange offer registration statement with the SEC with respect to a registered offer to exchange without novation the unregistered notes for our new 6 3/8% Senior Notes due December 15, 2015, which would be registered under the Securities Act. We filed a registration statement on Form F-4 with the SEC on December 16, 2005 and completed the registered exchange offer on February 6, 2006. As a result, our 6 3/8% Senior Notes due December 15, 2015 have been registered under the Securities Act.

On October 8, 2003 and November 19, 2004, we issued and sold US$335.0 million and US$315.0 million aggregate principal amount, respectively, of our 6 7/8% Senior Notes due January 15, 2014 in private placements exempt from the registration requirements of the Securities Act. In connection with the issuance of these unregistered notes, we agreed to file exchange offer registration statements with the SEC with respect to registered offers to exchange without novation the unregistered notes for our new 6 7/8% Senior Notes due January 15, 2014, which would be registered under the Securities Act. We filed a registration statement on Form F-4 with the SEC on November 24, 2003 and completed this registered exchange offer on February 9, 2004, and we filed another registration statement on Form F-4 with the SEC on December 7, 2004 and completed this exchange offer on March 4, 2004. As a result, our 6 7/8% Senior Notes due January 15, 2014 have been registered under the Securities Act. On February 29, 2012, following the close of the period covered by this annual report, we announced that on March 30, 2012, we would redeem and retire the entire outstanding principal amount outstanding of our 6 7/8% Senior Notes due January 15, 2014.

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

The record holder of each series of our Senior Notes (other than our 7 1/8% Senior Notes and our 6 7/8% Senior Notes) is Cede & Co., a nominee of The Depository Trust Company, and the record holder of our 7 1/8% Senior Notes and our 6 7/8% Senior Notes is CDS Clearing and Depository Services Inc.

D-	Selling Shareholders

Not applicable.

E-	Dilution

Not applicable.

F-	Expenses of the Issue

Not applicable.

ITEM 10 – ADDITIONAL INFORMATION

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

On July 1, 2006, Vidéotron ltée and 9101-0827 Québec Inc. amalgamated, under Part IA of the Companies Act (Québec), into a single corporation using the name “Videotron Ltd.” (or “Vidéotron ltée” in French) with the Designating Number 1163819882. Since its coming into force on February 14, 2011, Videotron is governed by the Business Corporations Act (Québec). The Articles provide no restrictions on the purposes or activities that may be undertaken by Videotron.

1.	(a)	Our by-laws provide that a director must disclose the nature and value of any interest he has in a contract or transaction to which our corporation is a party. A director must also disclose a contract or transaction to which the corporation and any of the following are a party:

(i)	an associate of the director;

(ii)	a group of which the director is a director;

(iii)	a group in which the director or an associate of the director has an interest.

No director may vote on a resolution to approve, amend or terminate the contract or transaction, or be present during deliberations concerning the approval, amendment or termination of such a contract or transaction unless the contract or transaction:

(i)	relates primarily to the remuneration of the director or an associate of the director as a director of the corporation or an affiliate of the corporation;

(ii)	relates primarily to the remuneration of the director or an associate of the director as an officer, employee or mandatary of the corporation or an affiliate of the corporation, if the corporation is not a reporting issuer;

(iii)	is for the indemnification of the directors in certain circumstances or liability insurance taken out by the corporation;

(iv)	is with an affiliate of the corporation, and the sole interest of the director is as a director or officer of the affiliate.

(b)	Neither the Articles nor our by-laws contain provisions with respect to directors’ power, in the absence of an independent quorum, to determine their remuneration.

(c)	Subject to any restriction which may from time to time be included in the Articles or our by-laws, or the terms, rights or restrictions of any of our shares or securities outstanding, our directors may authorize us, by ordinary resolution, to borrow money and obtain advances upon the credit of our corporation when they consider it appropriate. Our directors also may, by ordinary resolution, when they consider it appropriate, (i) issue bonds or other securities of our corporation and give them in guarantee or sell them for prices and amounts deemed appropriate; (ii) mortgage, pledge or give as surety our present or future movable and immovable property to ensure the payment of these bonds or other securities or give a part only of these guarantees for the same purposes; and (iii) mortgage or pledge our real estate or give as security or otherwise encumber with any charge our movables or give these various kinds of securities to assure the payment of loans made other than by the issuance of bonds as well as the payment or the execution of other debts, contracts and commitments of our corporation.

Neither the Articles nor our by-laws contain any provision with respect to (a) the retirement or non retirement of our directors under an age limit requirement or (b) the number of shares, if any, required for the qualification of our directors.

2.	The rights, preferences and restrictions attaching to our common shares and our preferred shares (consisting of our Class “A” Common Shares and our authorized classes of preferred shares, comprised or our Class “B” Preferred Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares, Class “F” Preferred Shares, Class “G” Preferred Shares and Class “H” Preferred Shares) are set forth below:

Common Shares

Class “A” Common Shares

(a)	Dividend rights: Subject to the rights of the holders of our preferred shares (including their redemption rights) and subject to applicable law, each Class “A” Common Share is entitled to receive such dividends as our Board of Directors shall determine.

(b)	Voting rights: The holders of Class “A” Common Shares are entitled to vote at each shareholders’ meeting with the exception of meetings at which only the holders of another class of shares are entitled to vote. Each Class “A” Common Share entitles the holder to one vote. The holders of the Class “A” Common Shares shall elect the directors of Videotron at an annual or special meting of shareholders called for that purpose, except that any vacancy occurring in the Board of Directors may be filled, for the remainder of the term, by our Directors. At any meeting of shareholders called for such purpose, directors are elected by a majority of the votes cast in respect of such election.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “A” Common Shares are entitled to receive dividends as determined by our Board of Directors subject to certain restrictions) and paragraph (d) below (whereby the holders of our Class “A” Common Shares are entitled to participation in the remaining property and assets of our company available for distribution in the event of liquidation or dissolution), None.

(d)	Rights upon liquidation: In the event of our liquidation or dissolution or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of our Class “A” Common Shares shall be entitled, subject to the rights of the holders of our preferred shares, to participate equally, share for share, in our residual property and assets available for distribution to our shareholders, without preference or distinction.

(e)	Redemption provisions: None.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of common shares as a result of such holder owning a substantial number of common shares: None.

Preferred Shares

Class “B” Preferred Shares

(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “B” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares and Class “F” Preferred Shares, but subordinated to the holders of our Class “G” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “B” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our corporation.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “B” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “B” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “B” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “B” Preferred Shares have certain redemption rights): None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “B” Preferred Shares shall be entitled to repayment of the amount paid for the Class “B” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “B” Preferred Shares.

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

(e)	Redemption provisions: Subject to the provisions of the Business Corporations Act (Québec), the holders of our Class “B” Preferred Shares have, at any time, the right to require Videotron to redeem (referred to as a “retraction right”) any or all of their Class “B” Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

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

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class “B” Preferred Shares as a result of such holder owning a substantial number of our Class “B” Preferred Shares: None.

Class “C” Preferred Shares

(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “C” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares, Class “D” Preferred Shares, Class “E” Preferred Shares and Class “F” Preferred Shares, but subordinated to the holders of our Class “B” Preferred Shares and Class “G” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “C” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our corporation.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “C” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “C” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “C” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “C” Preferred Shares have certain redemption rights): None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “C” Preferred Shares shall be entitled to repayment of the amount paid for the Class “C” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “C” Preferred Shares.

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

(e)	Redemption provisions: Subject to the provisions of the Business Corporations Act (Québec), the holders of our Class “C” Preferred Shares have, at any time, the right to require Videotron to redeem (referred to as a “retraction right”) any or all of their Class “C” Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

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

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class “C” Preferred Shares as a result of such holder owning a substantial number of our Class “C” Preferred Shares: None.

Class “D” Preferred Shares

(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “D” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares, Class “E” Preferred Shares and Class “F” Preferred Shares, but subordinated to the holders of our Class “B” Preferred Shares, Class “C” Preferred Shares and Class “G” Preferred Shares, a preferential and non cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “D” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our corporation.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “D” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “D” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “D” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “D” Preferred Shares have certain redemption rights): None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “D” Preferred Shares shall be entitled to repayment of the amount paid for the Class “D” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “D” Preferred Shares.

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

(e)

Redemption provisions: Subject to the provisions of the Business Corporations Act (Québec), the holders of our Class “D” Preferred Shares have, at any time, the right to require Videotron to redeem (referred to as a “retraction right”) any or all of their Class “D” Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

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

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class “D” Preferred Shares as a result of such holder owning a substantial number of our Class “D” Preferred Shares: None.

Class “E” Preferred Shares

(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “E” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares and Class “F” Preferred Shares, but subordinated to the holders of our Class “B” Preferred Shares, Class “C” Preferred Share, Class “D” Preferred Share and Class “G” Preferred Shares, a preferential and non cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “E” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our corporation.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “E” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “E” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “E” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “E” Preferred Shares have certain redemption rights): None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “E” Preferred Shares shall be entitled to repayment of the amount paid for the Class “E” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “E” Preferred Shares.

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

(e)	Redemption provisions: Subject to the provisions of the Business Corporations Act (Québec), the holders of our Class “E” Preferred Shares have, at any time, the right to require Videotron to redeem (referred to as a “retraction right”) any or all of their Class “E” Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

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

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class “E” Preferred Shares as a result of such holder owning a substantial number of our Class “E” Preferred Shares: None.

Class “F” Preferred Shares

(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “F” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares, but subordinated to the holders of our Class “B” Preferred Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares and Class “G” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “F” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our corporation.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “F” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “F” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “F” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “F” Preferred Shares have certain redemption rights): None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “F” Preferred Shares shall be entitled to repayment of the amount paid for the Class “F” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “F” Preferred Shares.

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

(e)	Redemption provisions: Subject to the provisions of the Business Corporations Act (Québec), the holders of our Class “F” Preferred Shares have, at any time, the right to require Videotron to redeem (referred to as a “retraction right”) any or all of their Class “F” Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

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

Our Class “G” Preferred Shares have priority over our common shares and our preferred shares of other series as to the order of priority of the distribution of assets in case of the liquidation or dissolution of our corporation, voluntary or involuntary, or of any other distribution of our assets to our shareholders for the purpose of winding up our affairs.

(e)	Redemption provisions: Subject to the provisions of the Business Corporations Act (Québec), the holders our Class “G” Preferred Shares have, at any time, the right to require Videotron to redeem any and all of their shares at a redemption price equal to $1,000 per share plus any accrued and unpaid dividends with respect thereto. In addition, we may, at our option, redeem any and all Class “G” Preferred Shares at any time at a redemption price equal to $1,000 per share plus any accrued and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class “G” Preferred Shares as a result of such holder owning a substantial number of our Class “G” Preferred Shares: None.

Class “H” Preferred Shares

(a)	Dividend rights: The holders of Class “H” Preferred Shares shall be entitled to receive, every year, in such manner and at such time as our Board of Directors may declare, a non cumulative dividend at the fixed rate of 1% per month, calculated on the redemption price of the Class “H” Preferred Shares, payable in cash, property or through the issuance of fully paid shares of any class of the Company.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “H” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Except as described in paragraph (a) above (whereby the holders of our Class “H” Preferred Shares are entitled to receive, every year, in such manner and at such time as our Board of Directors may declare, a non cumulative dividend at the fixed rate of 1% per month), paragraph (d) below (whereby the holders of our Class “H” Preferred Shares are entitled to entitled to repayment of the amount paid for the Class “H” Preferred Shares in the event of our liquidation, winding-up or reorganization) and paragraph (e) below (whereby the holders of our Class “H” Preferred Shares may require us to redeem the Class “H” Preferred Shares at a specified redemption price): None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of our Class “H” Preferred Shares shall be entitled to repayment of the amount paid for the Class “H” Preferred Shares into the subdivision of the issued and paid-up share capital account relating to the Class “H” Preferred Shares.

(e)	Redemption provisions: Subject to the provisions of the Business Corporations Act (Québec), we may elect to redeem the Class “H” Preferred Shares at any time at a price equal to the specified redemption price plus an amount equal to any dividends declared thereon but unpaid up to the date of redemption. The specified redemption price is, subject to certain conditions, equal to the aggregate consideration received for such share.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class “H” Preferred Shares as a result of such holder owning a substantial number of our Class “H” Preferred Shares: None.

3.

Actions necessary to change the rights of shareholders. Under the Business Corporations Act (Québec), (i) the Articles may only be amended by the affirmative vote of the holders of two-thirds ( 2/3) of the votes cast by the shareholders at a special meeting called for that purpose and (ii) our by-laws may be amended by our Board of Directors and ratified by a majority of the votes cast by the shareholders at the next shareholders meeting. Unless they are rejected by the shareholders at the close of the meeting or not submitted to the shareholders, the amended by-laws are effective as of the date of the resolution of the Board of Directors approving them. However, by-law amendments relating to procedural matters with respect to shareholders meetings take effect only once they have received shareholders approval. In addition, pursuant to the Business Corporations Act (Québec), we may not make any amendments to the Articles that affect the rights, conditions, privileges or restrictions attaching to issued shares of any series outstanding, other than an increase in the share capital or the number of our authorized shares, without obtaining the consent of all the shareholders concerned by the amendment, whether or not they are eligible to vote. In order to change the rights of our shareholders, we would need to amend our Articles to effect the change. Such an amendment would require the approval of holders of two-thirds ( 2/3) of the shares at a duly called special meeting. For amendments affecting the rights of a particular class or series of shares, the holders of such class or series of shares are entitled to a separate vote, whether or not shares of this class or series otherwise carry the right to vote. Such a proposed amendment will be effected only if it receives the approval of two-thirds ( 2/3) of holders of each such affected class or series of shares. In respect of certain amendments, a shareholder is entitled to dissent and, if the resolution is adopted and we implement the changes, demand that we repurchase all of its shares of such class or series for which a separate vote was carried out at their fair value.

4.	Shareholder Meetings. Our by-laws and the Business Corporations Act (Québec) provide that the annual meeting of our shareholders shall be held within fifteen (15) months after the last preceding annual meeting. All shareholders meetings shall be held within the province of Québec at the place and time determined by our Board of Directors and may be called by order of our Board of Directors.

Our by-laws provide that notice specifying the place, date, time and purpose of any meeting of our shareholders shall be sent to all the shareholders entitled to vote and to each director at least 21 days but not more than 60 days before the meeting by any means providing proof of the date of sending at the addresses indicated in Videotron’s records.

Our chairman of the board or, in his absence, our vice-chair of the board, if any, or in his absence, our president and chief executive officer or any other person that may be named by the board shall preside at all meetings of our shareholders. If the person who is to chair the meeting is not present at the meeting within 15 minutes after the time appointed for the meeting, the shareholders present choose one of their own to chair the meeting.

Our by-laws provide that a quorum of shareholders is present at a shareholders meeting if, at the opening of the meeting, one or several holders of 50% or more of the shares that carry the right to vote at the meeting are present in person or represented by proxy.

5.

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

6.	Provisions that could have the effect of delaying, deferring or preventing a change of control. The Articles provide that our directors shall refuse to issue (including on the occasion or because of a conversion of shares or in shares), and to allow a transfer of, any share of our capital stock if this issuance or transfer would, in the opinion of our directors, affect our eligibility or of any other corporation or partnership in which we have or may have an interest, to obtain, preserve or renew a license or authorization required for the operation or continuation of its broadcasting company (as defined in the Broadcasting Act, as amended) (or any part thereof) or of any other activity necessary for the continuation of our corporation. See “Item 4. Information on the Company — Regulation — Ownership and Control of Canadian Broadcast Undertakings”.

7.	Not applicable.

8.	Not applicable.

9.	Not applicable.

C-	Material Contracts

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

On October 8, 2003, we issued US$335.0 million aggregate principal amount of our 6 7/8% Senior Notes due January 15, 2014 and, on November 19, 2004, we issued an additional US$315.0 million aggregate principal amount of these notes, pursuant to an Indenture, dated as of October 8, 2003, by and among Videotron, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association), as trustee. These notes are unsecured and mature on January 15, 2014. Interest on these notes is payable semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2004. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries and customary events of default. If an event of default occurs and is continuing (other than our bankruptcy or insolvency) the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. On February 29, 2012, following the close of the period covered by this annual report, we announced that on March 30, 2012, we would redeem and retire the entire outstanding principal amount outstanding of our 6 7/8% Senior Notes due January 15, 2014.

(b)

Indenture relating to US$175,000,000 of our 6 3/8% Senior Notes due December 15, 2015, dated as of September 16, 2005, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On September 16, 2005, we issued US$175,000,000 aggregate principal amount of our 6 3/8% Senior Notes due December 15, 2015, pursuant to an Indenture, dated as of September 16, 2005, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These notes are unsecured and mature on December 15, 2015. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2005. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(c)

Indenture relating to US$715,000,000 of our 9 1/8% Senior Notes due April 15, 2018, dated as of April 15, 2008, as supplemented, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 15, 2008, we issued US$455,000,000 aggregate principal amount of our 9 1/8% Senior Notes due April 15, 2018, and on March 5, 2009, we issued and sold an additional US$260,000,000 aggregate principal amount of our 9 1/8% Senior Notes due April 15, 2018, in each case pursuant to an Indenture, dated as of April 15, 2008, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These notes, which form a single series and class, are unsecured and mature on April 15, 2018. Interest is payable semi-annually in arrears on June 15 and December 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in an indenture dated as of April 15, 2008. This indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then outstanding 9 1/8% Senior Notes may declare all of such notes to be due and payable immediately.

(d)

Indenture relating to Cdn$300,000,000 of our 7 1/8% Senior Notes due January 15, 2020, dated as of January 13, 2010, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On January 13, 2010, we issued Cdn$300,000,000 aggregate principal amount of our 7 1/8% Senior Notes due 2020, pursuant to an Indenture, dated as of January 13, 2010. These notes are unsecured and mature on January 15, 2020. Interest on these notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2010. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(e)

Indenture relating to Cdn$300,000,000 of our 6 7/8% Senior Notes due July 15, 2021, dated as of July 5, 2011, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On July 15, 2011, we issued Cdn$300,000,000 aggregate principal amount of our 6 7/8% Senior Notes due 2021, pursuant to an Indenture, dated as of July 5, 2011. These notes are unsecured and mature on July 5, 2021. Interest on these notes is payable semi-annually in arrears on June 5 and December 5 of each year, beginning on December 15, 2011. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(f)	Indenture relating to US$800,000,000 of our 5% Senior Notes due July 15, 2022, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On March 14, 2012, we issued US$800,000,000 aggregate principal amount of our 5% Senior Notes due 2022, pursuant to an Indenture, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These notes are unsecured and mature on July 15, 2022. Interest is payable semi-annually in arrears on January 15 and June 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the make-whole redemption price set forth in the indenture. This indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then outstanding notes may declare all of such notes to be due and payable immediately.

(g)	Credit Agreement originally dated as of November 28, 2000, as amended and restated as of July 20, 2011, by and among Videotron, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended.

Our $650.0 million senior secured credit facilities provide for a $575.0 million secured revolving credit facility that matures on July 19, 2016 and a $75.0 million secured export financing facility providing for a term loan that matures on June 15, 2018. The proceeds of the revolving credit facility can be used for general corporate purposes including, without limitation, to issue letters of credit and to pay dividends to Quebecor Media subject to certain conditions. The proceeds of the term loan may be used for payments and/or reimbursement of payments of export equipment and local services in relation to our contracts for wireless infrastructure equipment with an affiliate of Nokia Corporation and also for the financing of the Finnvera guarantee fee (Finnvera plc being a specialized financing company owned by the State of Finland which is providing an export buyer credit guarantee in favor of the lenders under the export financing facility covering political and commercial risks).

Advances under the revolving credit facility bear interest at the Canadian prime rate, US base rate (solely under the swingline commitment) or the bankers’ acceptance rate plus, in each instance, an applicable margin. Advances under the export financing facility bear interest at the bankers’ acceptance rate (CDOR Rate) plus a margin.

The revolving credit facility will be repayable in full on July 19, 2016. Drawdowns under the export financing facility are repayable by way of seventeen consecutive semi-annual payments starting on June 15, 2010.

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

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of (i) our 6 3/8% Senior Notes due 2015 (our “6 3/8% Senior Notes”), (ii) our 6 7/8% Senior Notes due 2014 (our “2014 6 7/8% Senior Notes”), (iii) our 9 1/8% Senior Notes due 2018 (our “9 1/8% Senior Notes”), (iv) our 7 1/8% Senior Notes due 2020 (our “7 1/8% Senior Notes) and (v) our 6 7/8% Senior Notes due 2021 (our “2021 6 7/8% Senior Notes” and, together with our 6 3/8% Senior Notes, our 2014 6 7/8% Senior Notes and our 9 1/8% Senior Notes, and our 7 1/8% Senior Notes, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. Our 2014 6 7/8% Senior Notes were issued in two issuances, on October 8, 2003 (the “first 2014 6 7/8% Senior Notes issuance”) and November 19, 2004 (the “second 2014 6 7/8% Senior Notes issuance”), under the same indenture. Our 9 1/8% Senior Notes were issued in two instances, on April 7, 2008 and February 26, 2009, under the same indenture. Our 7 1/8% Senior Notes and our 2021 6 7/8% Senior Notes are denominated in Canadian dollars (the “Canadian dollar Notes”).This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to holders that may be subject to special rules under U.S. federal income tax law, including:

•	dealers in stocks, securities or currencies;

•	persons using a mark-to-market accounting method;

•	banks and financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	persons holding notes as part of a hedging or conversion transaction or a straddle;

•	persons deemed to sell notes under the constructive sale provisions of the Code;

•	persons who or that are, or may become, subject to the expatriation provisions of the Code;

•	persons whose functional currency is not the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more of our outstanding voting shares.

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

In certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the notes or may make payments or redeem the notes in advance of their expected maturity. According to U.S. Treasury regulations, the possibility that any such payments or redemptions will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made, or if such payments are incidental. We believe the likelihood that we will make any such payments is remote and/or that such payment will be incidental. Therefore, we do not intend to treat the potential payments or redemptions pursuant to the provisions related to changes in Canadian laws or regulations applicable to tax-related withholdings or deductions, any registration rights provisions, or the other redemption and repurchase provisions as part of the yield to maturity of the notes or as affecting the tax treatment of the notes. Our determination that these contingencies are remote and/or incidental is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on its notes in excess of stated interest and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If we pay additional amounts on the notes, U.S. Holders will be required to recognize such amounts as income.

In the issuance of our 6 3/8% Senior Notes, in the first 2014 6 7/8% Senior Notes issuance and in the issuance of our 9 1/8% Senior Notes, the notes were issued with a de minimis amount of original issue discount (“OID”). OID is the excess, if any, of a note’s “stated redemption price at maturity” over its “issue price”. A note’s stated redemption price at maturity is the sum of all payments provided by the note other than payments of qualified stated interest (i.e., stated interest that is unconditionally payable in cash or other property (other than debt of the issuer)). The “issue price” is the first price at which a substantial amount of the notes in the issuance that includes the notes is sold (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, agents or wholesalers). The amount of original issue discount with respect to a note will be treated as zero if it is less than an amount equal to 0.0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity (or weighted average maturity, as applicable) (“de minimis OID”). Generally, any de minimis OID must be included in income as principal payments are received on the securities in the proportion that each such payment bears to the original principal balance of the security. The treatment of the resulting gain is subject to the general rules discussed under “— Sale, Exchange or Retirement of a Note” below.

The notes in the second 2014 6 7/8% Senior Notes issuance were issued with amortizable bond premium, the treatment of which is discussed below under “— Market Discount and Bond Premium”.

Interest on the Canadian dollar Notes will be included in a U.S. Holder’s gross income in an amount equal to the U.S. dollar value of the Canadian dollar amount, regardless of whether the Canadian dollars are converted into U.S. dollars. Generally, a U.S. Holder that uses the cash method of tax accounting will determine such U.S. dollar value using the spot rate of exchange on the date of receipt. A cash method U.S. Holder generally will not realize foreign currency gain or loss on the receipt of the interest payment but may have foreign currency gain or loss attributable to the actual disposition of the Canadian dollars received.

Generally, a U.S. Holder of Canadian dollar Notes that uses the accrual method of tax accounting will determine the U.S. dollar value of accrued interest income using the average rate of exchange for the accrual period (or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the U.S. Holder’s taxable year). Alternatively, an accrual basis U.S. Holder may make an election (which must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS) to translate accrued interest income at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year in the case of a partial accrual period) or the spot rate on the date of receipt, if that date is within five business days of the last day of the accrual period. A U.S. Holder that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss on the receipt of an interest payment if the exchange rate in effect on the date payment is received differs from the rate applicable to an accrual of that interest. The amount of foreign currency gain or loss to be recognized by such U.S. Holder will be an amount equal to the difference between the U.S. dollar value of the Canadian dollar interest payment (determined on the basis of the spot rate on the date the interest income is received) in respect of the accrual period and the U.S. dollar value of the interest income that has accrued during the accrual period (as determined above). This foreign currency gain or loss will be ordinary income or loss and generally will not be treated as an adjustment to interest income or expense.

Foreign currency gain or loss generally will be U.S. source provided that the residence of a taxpayer is considered to be the United States for purposes of the rules regarding foreign currency gain or loss.

Market Discount and Bond Premium

Market Discount

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

In the case of Canadian dollar Notes, market discount is accrued in Canadian dollars, and the amount includible in income by a U.S. Holder upon a sale of such note in respect of accrued market discount will be the U.S. dollar value of the amount accrued. Such U.S. dollar value is generally calculated at the spot rate of exchange on the date such note is sold. Any market discount on a Canadian dollar Note that is currently includible in income under the election noted above will be translated into U.S. dollars at the average exchange rate for the accrual period or portion of such accrual period within the U.S. Holder’s taxable year. In such case, a U.S. Holder generally will recognize foreign currency gain or loss with respect to accrued market discount under the rules similar to those that apply to accrued interest on a note received by an accrual basis U.S. Holder, as described above.

Bond Premium

If a U.S. Holder purchases notes for an amount greater than the sum of all amounts (other than qualified stated interest) payable with respect to the notes after the date of acquisition, such holder will have purchased such notes with amortizable bond premium. A U.S. Holder generally may elect to amortize that premium from the purchase date to the maturity date of the notes under a constant yield method. Amortizable premium generally may be deducted against interest income on such notes and generally may not be deducted against other income. A U.S. Holder’s basis in a note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by a U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without IRS consent. For a U.S. Holder that did not elect to amortize bond premium, the amount of such premium will be included in such U.S. Holder’s tax basis upon the sale of a Canadian dollar Note. In the case of Canadian dollar Notes, premium is computed in Canadian dollars. At the time amortized bond premium offsets interest income, foreign currency gain or loss (taxable as ordinary income or loss) will be realized on such amortized bond premium based on the difference between the spot rate of exchange on the date or dates such premium is recovered through interest payments on the Canadian dollar Note and the spot rate of exchange on the date on which the U.S. Holder acquired the note.

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

Gain or loss recognized by a U.S. Holder on the sale, exchange or retirement of a Canadian dollar Note that is attributable to changes in the rate of exchange between the U.S. dollar and foreign currency generally will be treated as U.S. source ordinary income or loss. Such foreign currency gain or loss is recognized on the sale or retirement of such Note only to the extent of total gain or loss recognized on the sale or retirement of such Note. Prospective investors should consult their own tax advisors regarding certain foreign currency translation elections that may be available with respect to a sale, exchange, or redemption of the Canadian dollar Notes.

Transactions in Foreign Currency

Foreign currency received as a payment of interest on, or on the sale or retirement of, a Canadian dollar Note will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time the note is disposed of or payment is received in consideration of such sale or retirement (as applicable). The amount of gain or loss recognized on a subsequent sale or other disposition of such foreign currency will be equal to the difference between (i) the amount of U.S. dollars, or the fair market value in U.S. dollars of the other currency or property received in such sale or other disposition, and (ii) the tax basis of the recipient in such foreign currency. A U.S. Holder who acquires such Note with previously owned foreign currency will recognize ordinary income or loss in an amount equal to the difference, if any, between such U.S. Holder’s tax basis in the foreign currency and the U.S. dollar fair market value of the note on the date of acquisition. Such gain or loss generally will be treated as income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Canadian Material Federal Income Tax Considerations for Residents of the United States

The following is a summary of the principal Canadian federal income tax considerations generally applicable to you if you invested, as initial purchaser or through a subsequent investment, in any of our Senior Notes and if you, at all relevant times, for purposes of the Income Tax Act (Canada), which we refer to as the “Tax Act”, are the beneficial owner of the Senior Notes, including entitlements to all payments thereunder, deal at arm’s length with, and are not affiliated with, Videotron and hold the Senior Notes as capital property. Generally, the Senior Notes will be considered capital property to a holder provided that the holder does not use or hold and is not deemed to use or hold the Senior Notes in the course of carrying on a business and has not acquired them in a transaction or transactions considered to be an adventure in the nature of trade (a “Holder”).

The following summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and the Canada-United States Income Tax Convention (1980), as amended, (i) is not, and is not deemed to be, a resident of Canada (and has never been, or been deemed to be, a resident of Canada), (ii) deals at arm’s length with any transferee resident or deemed resident in Canada to whom the Holder disposes of Senior Notes, (iii) does not use or hold, and is not deemed to use or hold the Senior Notes in the course of carrying on a business or part of a business in Canada, and (iv) does not receive any payment of interest on the Senior Notes in respect of a debt or other obligation to pay an amount to a person with whom Videotron does not deal at arm’s length (a “Non-Resident Holder”).

This summary is not applicable to: (a) a Holder that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (b) a Holder that is an “authorized foreign bank”, as defined in the Tax Act; (c) a Holder that is a “registered non-resident insurer”, as defined in the Tax Act; (d) a Holder that is a non-resident insurer carrying on an insurance business in Canada and elsewhere; (e) a Holder, an interest in which would be a “tax shelter investment”, as defined in the Tax Act; (f) a Holder which has made a “functional currency” election under the Tax Act to determine its Canadian tax results in a currency other than Canadian currency; or (g) a Holder that is a “specified financial institution” as defined in the Tax Act. Any such Holder to which this summary does not apply should consult its own tax advisors with respect to the tax consequences of acquiring, holding and disposing of the Senior Notes.

This summary is based on the current provisions of the Tax Act and the regulations thereunder and the current administrative and assessing practices and policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder announced by or on behalf of the Minister of Finance of Canada prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted as proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or any administrative or assessing practice, whether by judicial, governmental, regulatory or legislative decision or action, nor does it take into account provincial, territorial or foreign income tax considerations which may differ from the Canadian federal income tax considerations described herein.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS THAT MAY BE RELEVANT TO A PARTICULAR HOLDER. THIS SUMMARY IS NOT INTENDED TO BE, AND SHOULD NOT BE INTERPRETED AS, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER, AND NO REPRESENTATION WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO ANY PARTICULAR HOLDER IS MADE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO YOUR PARTICULAR CIRCUMSTANCES.

Principal and Interest

No Canadian withholding tax will apply to interest (including any amounts deemed to be interest), principal or premium paid or credited by Videotron on the Senior Notes to a Non-Resident Holder, or to the proceeds received by a Non-Resident Holder on a disposition of a Senior Note, including a redemption, payment on maturity, repurchase or purchase for cancellation.

No other taxes on income or gains will be payable under the Tax Act by a Non-Resident Holder on interest (including any amounts deemed to be interest), principal or premium or on the proceeds received by such Non-Resident Holder on the disposition of a Senior Note, including a redemption, payment on maturity, repurchase or purchase for cancellation.

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

Not applicable.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Videotron’s financial risk management policies have been established in order to identify and analyze the risks faced by Videotron, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in Videotron’s activities.

As a result of its use of financial instruments, Videotron is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations. In order to manage its foreign exchange and interest rate risks, Videotron uses derivative financial instruments (i) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed and variable rate debts. Videotron does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes. Videotron designates its derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

Foreign Currency Risk

Most of our consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes, mobile devices, cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt is payable in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on 100% of our U.S. dollar-denominated debt obligations outstanding as of December 31, 2011 and to hedge our exposure on certain purchases of set-top boxes, mobile devices, cable modems and capital expenditures.

Foreign exchange forward contracts:

Currencies (sold/bought)	Maturing	Average Exchange Rate	Notional Amount (in millions of dollars)
$ / US$	Less than 1 year	0.9936	$122.4

Interest Rate Risk

Videotron’s revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers’ acceptance rate (BA), (ii) Canadian or U.S. bank prime rates and (iii) CAD LIBOR. The Senior Notes issued by Videotron bear interest at fixed rates. Videotron has entered into various cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2011, after taking into account the hedging instruments, long-term debt was comprised of 81.4% fixed rate debt (76.7% in 2010) and 18.6% floating rate debt (23.3% in 2010).

The estimated sensitivity on financial expense for floating rate debt, before income tax, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2011 is $4.1 million.

Credit Risk

Credit risk is the risk of financial loss to Videotron if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2011, no customer balance represented a significant portion of Videotron’s consolidated accounts receivables. Videotron establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $12.1 million as of December 31, 2011 ($14.3 million as of December 31, 2010, restated). As of December 31, 2011, 6.1% of accounts receivables were 90 days past their billing date (6.2% as of December 31, 2010).

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

Fair Value of Financial Instruments

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges due to external or related parties, and provisions (classified as other liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand. Other financial instruments classified as loans and receivables or as available for sale are not significant and their carrying value approximates their fair value.

The carrying value and fair value of long-term debt as of December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
	Carrying value	Fair value	Carrying value	Fair value
(in thousands of dollars)

Long-term debt(1)	$(1,968,051)	$(2,064,400)	$(1,826,729)	$(1,934,400)
Derivative financial instruments
Early settlement options	106,733	106,733	54,846	54,846
Foreign exchange forward contracts	3,207	3,207	(2,383)	(2,383)
Cross-currency interest rate swaps	(222,212)	(222,212)	(286,649)	(286,649)

(1)	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The fair value of long-term debt is estimated based on discounted cash flows using year-end market yields or market value of similar instruments with the same maturity, or quoted market prices when available. The majority of derivative financial instruments (e.g. cross currency interest rate swaps) are traded over the counter and, as such, there are no quoted prices. The fair value of derivative financial instruments is therefore estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or Videotron. The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility and discount factors.

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

Principal Repayments

As at December 31, 2011, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

Year ending December 31,	(in thousands of dollars)
2012	$10,714
2013	10,714
2014	412,485
2015	188,377
2016	10,714
2017 and thereafter	1,335,047

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of security holders.

Use of Proceeds

Not applicable.

ITEM 15 – CONTROLS AND PROCEDURES

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

Videotron’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Videotron’s internal control over financial reporting was effective as of December 31, 2011.

Pursuant to the Dodd — Frank Wall Street Reform and Consumer Protection Act of 2010 and related SEC rules, Videotron is not required to include in its annual report an attestation report of Videotron’s independent registered public accounting firm regarding Videotron’s internal control over financial reporting. Our management’s report regarding the effectiveness of our internal control over financial reporting was therefore not subject to attestation procedures by Videotron’s independent registered public accounting firm.

There have been no changes in Videotron’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Videotron’s internal control over financial reporting.

ITEM 16 – [RESERVED]

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” (as defined in Item 16A of Form 20-F) serving on our Audit Committee. Our Board of Directors has determined that Mr.  La Couture is an “independent” director, as defined under SEC rules.

ITEM 16B – CODE OF ETHICS

We have a code of ethics (as defined in Item 16B of Form 20-F) that applies to all directors, officers and employees of Videotron, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. Our Code of Ethics is included as an exhibit to this annual report on Form 20-F.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2011 and December 31, 2010. The audited consolidated financial statements for each of the fiscal years in the two-year period ended December 31, 2011 are included in this annual report on Form 20-F.

The Audit Committee establishes the independent auditors’ compensation. In February 2012, the Audit Committee reviewed its policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre-approved all audit services, determined which non-audit services the independent auditors are prohibited from providing, and authorized permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2011 and 2010, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditors, Ernst & Young LLP, for the years ended December 31, 2011 and December 31, 2010.

	2011	2010
Audit Fees(1)	$860,436	$835,786
Audit related Fees(2)	$62,898	$55,892
All Other Fees(3)	$11,865	$71,978
Total	$935,199	$936,656

(1)	Audit Fees consist of fees approved for the annual audit of the Company’s consolidated financial statements and quarterly reviews of interim financial statements of the Company with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues.
(2)	Audit-Related Fees include fees for the review of one subsidiary’s financial statements and various reports to statutory authorities.
(3)	All Other Fees include fees billed for assistance with Canadian, U.S. and international tax compliance.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F – CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G – CORPORATE GOVERNANCE

Not applicable.

ITEM 17 – FINANCIAL STATEMENTS

Not applicable.

ITEM 18 – FINANCIAL STATEMENTS

On January 1, 2011, accounting principles generally accepted in Canada, as used by publicly accountable enterprises, were replaced by, and fully converged to, IFRS. Accordingly, our audited consolidated financial statements for the years ended December 31, 2011 and 2010 have been prepared in accordance with IFRS and in particular, they were prepared in accordance with International Financial Reporting Standard 1 First-Time Adoption of International Financial Reporting Standards.

Our consolidated balance sheets as at December 31, 2011 and 2010 and as at January 1, 2010 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the two-year period ended December 31, 2011, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

ITEM 19 – EXHIBITS

Exhibits

The following documents are filed as exhibits to this Form 20-F:

1.1	Certificate and Articles of Amalgamation of Videotron Ltd. as of July 1, 2006 (translation) (incorporated by reference to Exhibit 1.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007).

1.2	Certificate and Articles of Amendment of Videotron Ltd. as of June 30, 2008 (incorporated by reference to Exhibit 1.2 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.3	Certificate and Articles of Amendment of Videotron Ltd. as of December 12, 2008 (incorporated by reference to Exhibit 1.3 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.4	By-laws of Videotron Ltd. (translation).

1.5	Certificate and Articles of Amalgamation of Le SuperClub Vidéotron ltée (translation) (incorporated by reference to Exhibit 1.5 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.6	By-laws of Le SuperClub Vidéotron ltée (translation).

1.7	Articles of Incorporation of Vidéotron Infrastructures Inc., as amended as of February 17, 2011 (incorporated by reference to Exhibit 1.7 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.8	By-laws of Vidéotron Infrastructures Inc. (translation).

1.9	Certificate of Incorporation of Videotron US Inc. as of September 20, 2007 (incorporated by reference to Exhibit 1.9 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.10	Amended and Restated Certificate of Incorporation of Videotron US Inc. as of October 1, 2008 (incorporated by reference to Exhibit 1.10 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.11	By-laws of Videotron US Inc. (incorporated by reference to Exhibit 1.11 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.12	Declaration of registration of Videotron G.P. (incorporated by reference to Exhibit 1.12 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.13	Declaration of registration of Videotron L.P. (incorporated by reference to Exhibit 1.13 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.14	Certificate and Articles of Constitution of 9230-7677 Québec inc. (translation) (incorporated by reference to Exhibit 1.14 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.15	By-laws of 9230-7677 Québec inc. (translation).

1.16	Certificate and Articles of Incorporation of Jobboom inc. (translation).

1.17	By-laws of Jobboom inc. (translation).

1.18	Certificate and Articles of Constitution of 9227-2590 Québec inc. (translation).

1.19	By-laws of 9227-2590 Québec inc. (translation).

1.20	Certificate and Articles of Constitution of 9253-1870 Québec inc. (translation).

1.21	By-laws of 9253-1870 Québec inc. (translation).

1.22	Certificate and Articles of Constitution of 9253-1920 Québec inc. (translation).

1.23	By-laws of 9253-1920 Québec inc. (translation).

1.24	Certificate and Articles of Constitution of 9253-2233 Québec inc. (translation).

1.25	By-laws of 9253-2233 Québec inc. (translation).

1.26	Certificate and Articles of Constitution of 9253-2456 Québec inc. (translation).

1.27	By-laws of 9253-2456 Québec inc. (translation).

2.1	Form of 6 7/8% Senior Notes due January 15, 2014 of Videotron Ltd. (included as Exhibit A to Exhibit 2.3 below).

2.2	Form of Notation of Guarantee by the subsidiary guarantors of the 6 7/8% Senior Notes due January 15, 2014 of Videotron Ltd. (included as Exhibit E to Exhibit 2.3 below).

2.3	Indenture, dated as of October 8, 2003, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank Minnesota, N.A. (now named Wells Fargo Bank, National Association), as trustee (incorporated by reference to Exhibit 4.3 to Videotron Ltd.’s Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697).

2.4	Supplemental Indenture, dated as of July 12, 2004, by and among Videotron Ltd., SuperClub Vidéotron Canada inc., Les Propriétés SuperClub inc. and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 4.4 to Videotron Ltd.’s Registration Statement on Form F-4 dated December 6, 2004, Registration Statement No. 333-121032).

2.5	Supplemental Indenture, dated as of April 15, 2008, by and among Videotron Ltd., Videotron US Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.5 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

2.6	Supplemental Indenture, dated as of September 23, 2008, by and among Videotron Ltd., 9193-2962 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.6 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

2.7	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.7 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

2.8	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003 (incorporated by reference to Exhibit 2.8 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

2.9	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003.

2.10	Supplemental Indenture, dated as of November 4, 2011, by and among Videotron Ltd., 9253-2233 Québec inc. and 9253-2456 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003.

2.11	Supplemental Indenture, dated as of December 5, 2011, by and among Videotron Ltd., 9253-1870 Québec inc. and 9253-1920 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of October 8, 2003.

2.12	Form of 6 3/8% Senior Notes due December 15, 2015 of Videotron Ltd. (included as Exhibit A to Exhibit 2.14 below).

2.13	Form of Notation of Guarantee by the subsidiary guarantors of the 6 3/8% Senior Notes due December 15, 2015 of Videotron Ltd. (included as Exhibit E to Exhibit 2.14 below).

2.14	Indenture, dated as of September 16, 2005, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to Videotron Ltd.’s Registration Statement on Form F-4 dated October 14, 2005, Registration Statement No. 333-128998).

2.15	Supplemental Indenture, dated as of April 15, 2008, by and among Videotron Ltd., Videotron US Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.10 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

2.16	Supplemental Indenture, dated as of September 23, 2008, by and among Videotron Ltd., 9193-2962 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.11 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

2.17	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.14 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

2.18	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.15 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

2.19	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005.

2.20	Supplemental Indenture, dated as of November 4, 2011, by and among Videotron Ltd., 9253-2233 Québec inc. and 9253-2456 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005.

2.21	Supplemental Indenture, dated as of December 5, 2011, by and among Videotron Ltd., 9253-1870 Québec inc. and 9253-1920 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005.

2.22	Form of 9 1/8% Senior Notes due April 15, 2018 of Videotron Ltd. (included as Exhibit A to Exhibit 2.24 below).

2.23	Form of Notation of Guarantee of the subsidiary guarantors of the 9 1/8% Senior Notes due April 15, 2018 of Videotron Ltd. (included as Exhibit E to Exhibit 2.24 below).

2.24	Indenture, dated as of April 15, 2008, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.14 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

2.25	Supplemental Indenture, dated as of September 23, 2008, by and among Videotron Ltd., 9193-2962 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.15 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

2.26	Supplemental Indenture, dated as of March 5, 2009, by and among Videotron Ltd., Le SuperClub Vidéotron Ltée, CF Cable TV Inc., Videotron US Inc. and 9193-2926 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.16 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.27	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.21 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

2.28	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.22 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

2.29	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008.

2.30	Supplemental Indenture, dated as of November 4, 2011, by and among Videotron Ltd., 9253-2233 Québec inc. and 9253-2456 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008.

2.31	Supplemental Indenture, dated as of December 5, 2011, by and among Videotron Ltd., 9253-1870 Québec inc. and 9253-1920 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008.

2.32	Form of 7 1/8% Senior Notes due January 15, 2020 of Videotron Ltd. (included as Exhibit A to Exhibit 2.34 below).

2.33	Form of Notation of Guarantee of the subsidiary guarantors of the 7 1/8% Senior Notes due January 15, 2020 of Videotron Ltd. (included as Exhibit E to Exhibit 2.34 below).

2.34	Indenture, dated as of January 13, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.17 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.35	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.24 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

2.36	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.25 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

2.37	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010.

2.38	Supplemental Indenture, dated as of November 4, 2011, by and among Videotron Ltd., 9253-2233 Québec inc. and 9253-2456 Québec inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010.

2.39	Supplemental Indenture, dated as of December 5, 2011, by and among Videotron Ltd., 9253-1870 Québec inc. and 9253-1920 Québec inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010.

2.40	Form of 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (included as Exhibit A to Exhibit 2.42 below).

2.41	Form of Notation of Guarantee of the subsidiary guarantors of the 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (included as Exhibit E to Exhibit 2.42 below).

2.42	Indenture, dated as of July 5, 2011, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee.

2.43	Supplemental Indenture, dated as of November 4, 2011, by and among Videotron Ltd., 9253-2233 Québec inc. and 9253-2456 Québec inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of July 5, 2011.

2.44	Supplemental Indenture, dated as of December 5, 2011, by and among Videotron Ltd., 9253-1870 Québec inc. and 9253-1920 Québec inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of July 5, 2011.

2.45	Form of 5% Senior Notes due July 15, 2022 of Videotron Ltd. (included as Exhibit A to Exhibit 2.47 below).

2.46	Form of Notation of Guarantee by the subsidiary guarantors of the 5% Senior Notes due July 15, 2022 of Videotron Ltd. (included as Exhibit E to Exhibit 2.47 below).

2.47	Indenture, dated as of March 14, 2012, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee.

4.1	Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, Videotron Infrastructures Inc., Jobboom inc., Videotron US Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., Videotron G.P., and Videotron L.P., as guarantors.

4.2	Form of Guarantee of the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 4.1 above).

4.3	Form of Share Pledge of the shares of Videotron Ltd. and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 4.1 above).

4.4	Management Services Agreement, effective as of January 1, 2002, between Quebecor Media and Videotron Ltd. (incorporated by reference to Exhibit 10.5 to Videotron Ltd.’s Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697).

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Videotron Ltd.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

12.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Marie-Josée Marsan, Vice-President, Finance and Information Technology (IT) and Chief Financial Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of Marie-Josée Marsan, Vice-President, Finance and Information Technology (IT) and Chief Financial Officer of Videotron Ltd. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIDEOTRON LTD.

By:	/s/ Marie-Josée Marsan
	Name:	Marie-Josée Marsan

	Title:	Vice-President, Finance and Information Technology (IT) and Chief Financial Officer

Dated: March 21, 2012

VIDEOTRON LTD.

Consolidated Financial Statements

Years ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and to the Shareholder of Videotron Ltd.

We have audited the accompanying consolidated balance sheets of Videotron Ltd., as of December 31, 2011 and 2010, and January 1, 2010, and the related consolidated statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Corporation’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Videotron Ltd. at December 31, 2011 and 2010, and January 1, 2010 and the consolidated results of its operations and its cash flows for the years ended December 31, 2011 and 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Montreal, Canada
February 28, 2012	Chartered accountants

(1)	CA auditor permit no. 9298

VIDEOTRON LTD.

Consolidated Statements of Income

Years ended December 31, 2011 and 2010

(in thousands of Canadian dollars)

	Note	2011	2010
			(restated, note 7)

Revenues
Cable television		$1,012,604	$950,590
Internet		698,234	644,283
Cable telephony		436,694	409,858
Mobile telephony		112,743	53,167
Business solutions		63,025	59,803
Equipment sales		55,885	59,893
Other		51,529	51,214

		2,430,714	2,228,808

Cost of sales and operating expenses	2	1,331,935	1,181,535
Amortization		408,133	291,738
Financial expenses	3	158,042	153,193
Gain on valuation and translation of financial instruments	4	(56,142)	(24,373)
Restructuring of operations and other special items	5	12,619	11,380

Income before income taxes		576,127	615,335

Income taxes
Current	8	(22,549)	27,375
Deferred	8	129,424	83,642

		106,875	111,017

Net income		$469,252	$504,318

Net income attributable to:
Shareholder		$469,023	$504,074
Non-controlling interest		229	244

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

Consolidated Statements of Comprehensive Income

Years ended December 31, 2011 and 2010

(in thousands of Canadian dollars)

	Note	2011	2010
			(restated, note 7)

Net income		$469,252	$504,318

Other comprehensive (loss) income:
Cash flows hedges:
Gain on valuation of derivative financial instruments		1,173	19,968
Deferred income taxes		(2,879)	(1,275)
Defined benefit plans:
Actuarial loss and net change in asset limit or in minimum funding liability	26	(32,356)	(9,427)
Deferred income taxes		8,700	2,571
Reclassification to income:
Other comprehensive loss related to cash flows hedges	6	801	—
Deferred income taxes		(200)	—

		(24,761)	11,837

Comprehensive income		$444,491	$516,155

Comprehensive income attributable to:
Shareholder		$444,262	$515,911
Non-controlling interest		229	244

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

Consolidated Statements of Equity

Years ended December 31, 2011 and 2010

(in thousands of Canadian dollars)

	Equity attributable to shareholder
	Capital stock (note 19)	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss) (note 21)	Equity attributable to non-controlling interest	Total equity

Balance as of December 31, 2009 as previously reported under Canadian GAAP (restated, note 7)	$1	$7,155	$726,444	$(22,832)	$—	$710,768

IFRS adjustments (note 27)	—	(7,155)	(52,819)	—	991	(58,983)

Balance as of January 1, 2010	1	—	673,625	(22,832)	991	651,785

Net income	—	—	504,074	—	244	504,318

Other comprehensive (loss) income	—	—	(6,856)	18,693	—	11,837

Issuance of shares (note 25)	3,400	—	—	—	—	3,400

Dividends	—	—	(437,000)	—	(95)	(437,095)

Balance as of December 31, 2010	3,401	—	733,843	(4,139)	1,140	734,245

Net income	—	—	469,023	—	229	469,252

Other comprehensive loss	—	—	(23,656)	(1,105)	—	(24,761)

Acquisition of a subsidiary from an affiliated corporation (note 7)	—	—	(32,140)	—	—	(32,140)

Dividends	—	—	(140,000)	—	(55)	(140,055)

Balance as of December 31, 2011	$3,401	$—	$1,007,070	$(5,244)	$1,314	$1,006,541

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

Consolidated Statements of Cash Flows

Years ended December 31, 2011 and 2010

(in thousands of Canadian dollars)

	Note	2011	2010
			(restated, note 7)

Cash flows related to operating activities
Net income		$469,252	$504,318
Adjustments for:
Amortization of fixed assets	11	322,878	254,469
Amortization of intangible assets	12	85,255	37,269
Gain on valuation and translation of financial instruments	4	(56,142)	(24,373)
Amortization of financing costs and long-term debt premium or discount	3	4,238	3,556
Deferred income taxes	8	129,424	83,642
Gain on debt refinancing	6	(2,713)	—
Other		(1,058)	(9)

		951,134	858,872
Net change in non-cash balances related to operating activities		(44,094)	(77,397)

Cash flows provided by operating activities		907,040	781,475

Cash flows related to investing activities
Additions to fixed assets	11	(725,404)	(651,146)
Additions to intangible assets	12	(73,253)	(72,244)
Acquisition of a subsidiary from an affiliated corporation	7	(32,140)	—
Acquisition of preferred shares of a corporation under common control	10	—	(370,000)
Acquisition of tax deductions from the ultimate parent corporation	25	—	(5,974)
Net change in temporary investments		—	30,000
Other		4,893	7,319

Cash flows used in investing activities		(825,904)	(1,062,045)

Cash flows related to financing activities
Issuance of long-term debt, net of financing fees	17	294,846	293,888
Net borrowings under bank credit facility	17	69,643	—
Financing costs		(3,862)	—
Repayment of long-term debt and settlement of related hedging contracts	6	(303,068)	—
Issuance of subordinated loan from parent corporation	10	—	370,000
Dividends		(140,000)	(437,000)
Other		(14)	(292)

Cash flows (used in) provided by financing activities		(82,455)	226,596

Net change in cash and cash equivalents		(1,319)	(53,974)

Cash and cash equivalents at beginning of year		96,335	150,309

Cash and cash equivalents at end of year		$95,016	$96,335

VIDEOTRON LTD.

Consolidated Statements of Cash Flows, Continued

Years ended December 31, 2011 and 2010

(in thousands of Canadian dollars)

	2011	2010
		(restated, note 7)

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of:
Bank overdraft	$(21,483)	$(24,214)
Cash equivalents	116,499	120,549

	$95,016	$96,335

Changes in non-cash balances related to operating activities:
Accounts receivable	$(18,805)	$(57,995)
Amounts receivable from and payable to affiliated corporations	(6,617)	5,973
Inventories	(26,321)	(57,524)
Prepaid expenses	5,101	(11,109)
Accounts payable, accrued charges and provisions	15,079	(3,107)
Income taxes	(27,934)	18,203
Stock-based compensation	(2,750)	2,646
Deferred revenues	24,122	49,433
Defined benefit plans	(4,401)	(6,705)
Other	(1,568)	(17,212)

	$(44,094)	$(77,397)

Non-cash investing activities:
Net change in additions to fixed assets and intangible assets financed with accounts payable	$(28,956)	$(16,589)

Interest and taxes reflected as operating activities
Cash interest payments	$163,365	$150,241
Cash income tax payments (net of refunds)	6,141	6,456

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

Consolidated Balance Sheets

December 31, 2011 and 2010 and January 1, 2010

(in thousands of Canadian dollars)

	Note	December 31, 2011	December 31, 2010	January 1, 2010
			(restated, note 7)	(restated, note 7)

Assets
Current assets
Cash and cash equivalents		$95,016	$96,335	$150,309
Temporary investments		—	—	30,000
Accounts receivable		264,497	245,691	187,808
Income taxes		10,819	434	255
Amounts receivable from affiliated corporations	25	33,391	10,608	14,682
Inventories	9	122,870	96,549	39,025
Prepaid expenses		16,319	21,689	10,811

Total current assets		542,912	471,306	432,890

Non-current assets
Investments	10	1,630,000	1,630,000	1,260,000
Fixed assets	11	2,602,215	2,179,600	1,772,234
Intangible assets	12	711,426	720,970	689,551
Derivative financial instruments	24	3,207	—	3,077
Other assets	14	43,434	46,028	40,670
Deferred income taxes	8	5,243	6,134	9,498
Goodwill	13	451,545	451,475	451,475

Total non-current assets		5,447,070	5,034,207	4,226,505

Total assets		$5,989,982	$5,505,513	$4,659,395

VIDEOTRON LTD.

Consolidated Balance Sheets, Continued

December 31, 2011 and 2010 and January 1, 2010

(in thousands of Canadian dollars)

	Note	December 31, 2011	December 31, 2010	January 1, 2010
			(restated, note 7)	(restated, note 7)

Liabilities and Equity

Current liabilities
Accounts payable and accrued charges	15	$435,627	$382,162	$372,963
Amounts payable to affiliated corporations	25	23,789	23,248	21,518
Provisions	16	7,383	17,716	19,341
Deferred revenue		248,195	227,211	184,585
Income taxes		—	19,603	4,887
Current portion of long-term debt	17	10,714	—	—

Total current liabilities		725,708	669,940	603,294

Non-current liabilities
Long-term debt	17	1,846,343	1,786,076	1,592,321
Subordinated loan from parent corporation	10	1,630,000	1,630,000	1,260,000
Derivative financial instruments	24	222,212	289,032	232,469
Deferred income taxes	8	454,716	316,185	244,989
Other liabilities	18	104,462	80,035	74,537

Total non-current liabilities		4,257,733	4,101,328	3,404,316

Total liabilities		4,983,441	4,771,268	4,007,610

Equity
Capital stock	19	3,401	3,401	1
Retained Earnings		1,007,070	733,843	673,625
Accumulated other comprehensive loss	21	(5,244)	(4,139)	(22,832)

Equity attributable to shareholder		1,005,227	733,105	650,794
Non-controlling interest		1,314	1,140	991

Total equity		1,006,541	734,245	651,785

Commitments and contingencies	16, 22
Guarantees	23
Subsequent events	28

Total liabilities and equity		$5,989,982	$5,505,513	$4,659,395

See accompanying notes to consolidated financial statements.

On February 28, 2012, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2011 and 2010.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Quebec and is a wholly-owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montreal (Quebec), Canada. The percentages of voting rights and of equity in its major subsidiaries are as follows:

% equity and voting
Videotron G.P.[1]	100.0%
Videotron L.P.[1]	100.0%
Videotron Infrastructures Inc.	100.0%
Videotron US Inc.	100.0%
Le SuperClub Videotron Ltée	100.0%
Jobboom Inc.	100.0%
SETTE Inc.	84.16%

[1]

On February 1, 2011, the Corporation completed a corporate reorganization. Consequently, Videotron Ltd. transferred all its operating assets and operating liabilities, including its employees, to Videotron General Partnership “Videotron G.P.” and Videotron Limited Partnership “Videotron L.P.”.

The Corporation offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies and televisual products through its Video-On-Demand service and its distribution and rental stores, and operates specialized Internet sites.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies

These consolidated financial statements reflect the first-time adoption of International Financial Reporting Standards (“IFRS”), which replaced Canadian Generally Accepted Accounting Principles (“GAAP”) as of January 1, 2011. All disclosures and explanations related to the first-time adoption of IFRS are presented in note 27. This note provides information that is considered material to the understanding of the Corporation’s first IFRS financial statements. Note 27 also presents a reconciliation of the 2010 financial figures prepared under Canadian GAAP to the 2010 financial figures prepared under IFRS, including a reconciliation of the consolidated statements of income, comprehensive income and cash flows for the year ended December 31, 2010, as well as a reconciliation of the consolidated balance sheets and shareholders’ equity as of January 1, 2010 and as of December 31, 2010.

The IFRS consolidated financial statements have been prepared based on the following accounting policies:

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and in particular, they were prepared in accordance with IFRS 1, First-time Adoption of IFRS.

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(h)) and the liability related to stock-based compensation (note 1(q)), which have been measured at fair value, and are presented in Canadian dollars, which is the currency of the primary economic environment in which the Corporation and its subsidiaries operate (“functional currency”).

Comparative figures for the year ended December 31, 2010 have been restated to conform to the presentation adopted under IFRS.

(b)	Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. Intercompany transactions and balances are eliminated on consolidation.

A subsidiary is an entity controlled by the Corporation. Control is achieved where the Corporation has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The non-controlling interest in the net assets and results of a consolidated subsidiary is identified separately from the parent’s ownership interest in it. The non-controlling interest in the equity of a subsidiary consists of the amount of non-controlling interest calculated at the date of the original business combination and its share of changes in equity since that date. Changes in the non-controlling interest in a subsidiary that do not result in a loss of control by the Corporation are accounted for as equity transactions.

(c)	Foreign currency translation

Foreign currency transactions are translated to the functional currency by applying the exchange rate prevailing at the date of the transactions. Translation gains and losses on assets and liabilities denominated in a foreign currency are included in financial expenses, or in gain or loss on valuation and translation of financial instruments, unless hedge accounting is used.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies (continued)

(d)	Revenue recognition

The Corporation recognizes operating revenues when the following criteria are met:

•	the amount of revenue can be measured reliably;

•	the receipt of economic benefits associated with the transaction is probable;

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably;

•	the stage of completion can be measured reliably where services have been rendered; and

•	significant risks and rewards of ownership, including effective control, have been transferred to the buyer where goods have been sold.

The portion of revenue that is unearned is recorded under “Deferred revenue” when customers are invoiced.

Revenue recognition policies for each of the Corporation’s main product lines are as follows:

The Cable and Mobile services are provided under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet, cable telephony or mobile telephony, including connection costs and rental of equipment); the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined.

Cable connection revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection costs, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of those costs over the related revenues is recognized immediately in income. Operating revenues from cable and other services, such as Internet access, cable and mobile telephony, are recognized when services are rendered. Promotional offers and rebates are accounted for as a reduction in the service revenue to which they relate. Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered. Promotional offers related to equipment sales, with the exclusion of mobile devices, are accounted for as a reduction in the related equipment sales on delivery, while promotional offers related to the sale of mobile devices are accounted for as a reduction in the related equipment sales on activation. Operating revenues related to service contracts are recognized in income over the life of the specific contract on a straight-line basis over the period in which the services are provided. Royalties and territorial rights from videostore franchises are recognized as income in the month in which they are earned.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies (continued)

(e)	Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generated units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment on April 1 of each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or the CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

An impairment loss is recognized in the amount by which the carrying amount of an asset or a CGU exceeds its recoverable amount. When the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is first impaired. Any excess amount of impairment is recognized and attributed to assets in the CGU, pro rated to the carrying amount of each asset in the CGU.

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the consolidated statement of income up to the excess of the recoverable amount of the asset or the CGU over its carrying value.

(f)	Income taxes

Current income taxes are recognized with respect to amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes are accounted for using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the substantive enactment date. A deferred tax asset is recognized initially when it is probable that future taxable income will be sufficient to use the related tax benefits and may be subsequently reduced, if necessary, to an amount that is more likely than not to be realized. A deferred tax expense or benefit is recognized in other comprehensive income or otherwise directly in equity to the extent that it relates to items that are recognized in other comprehensive income or directly in equity in the same or a different period.

In the course of the Corporation’s operations, there are a number of uncertain tax positions due to the complexity of certain transactions and due to the fact that related tax interpretations and legislation are continually changing. When a tax position is uncertain, the Corporation recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies (continued)

(g)	Leases

Assets under leasing agreements are classified at the inception of the lease as (i) finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the asset to the lessee, or as (ii) operating leases for all other leases. All of the Corporation’s current leases are classified as operating leases.

Operating lease rentals are recognized in the consolidated statement of income on a straight-line basis over the period of the lease. Any lessee incentives are deferred and then recognized evenly over the lease term.

(h)	Financial instruments

Classification, recognition and measurement

Financial instruments are classified as held for trading, available for sale, held to maturity, loans and receivables, or as other financial liabilities, and measurement in subsequent periods depends on their classification. The Corporation has classified its financial instruments (except derivative financial instruments) as follows:

Held for trading	Loans and receivables	Available for sale	Other liabilities
• Cash and cash equivalents • Temporary investments	• Accounts receivable • Amounts receivable from affiliated corporations • Investments	• Other portfolio investments included in “Other assets”

•   Accounts payable and accrued charges

•   Amounts payable to affiliated corporations

•   Provisions

•   Long-term debt

•   Subordinated loan from parent corporation

•   Other long-term financial liabilities included in “Other liabilities”

Financial instruments held-for-trading are measured at fair value with changes recognized in income as a gain or a loss on valuation and translation of financial instruments. Available-for-sale portfolio investments are measured at fair value or at cost in the case of equity investments that do not have a quoted market price in an active market and where fair value is insufficiently reliable, and changes in fair value are recorded in other comprehensive income. Financial assets classified as loans and receivables and financial liabilities classified as other liabilities are initially measured at fair value and subsequently measured at amortized cost, using the effective interest rate method of amortization.

Derivative financial instruments and hedge accounting

The Corporation uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Corporation does not hold or use any derivative financial instruments for speculative purposes. Under hedge accounting, the Corporation documents all hedging relationships between hedging items and hedged items, as well as its strategy for using hedges and its risk-management objective. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges. The Corporation assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies (continued)

(h)	Financial instruments (continued)

Derivative financial instruments and hedge accounting (continued)

The Corporation enters into the following types of derivative financial instruments:

•

The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.

•

The Corporation uses cross-currency interest rate swaps to hedge (i) foreign currency rate exposure on interest and principal payments on foreign currency denominated debt, and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed Canadian dollars are designated as cash flow hedges. The Corporation’s cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed Canadian dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

Under hedge accounting, the Corporation applies the following accounting policies:

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

Derivative financial instruments that are ineffective or that are not designated as hedges, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a mark-to-market basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in income as a gain or loss on valuation and translation of financial instruments.

(i)	Financing fees

Financing fees related to long-term debt are capitalized in reduction of long-term debt and amortized using the effective interest rate method.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies (continued)

(j)	Tax credits and government assistance

The Corporation receives tax credits mainly related to its research and development activities. Government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are met.

(k)	Cash, cash equivalents and temporary investments

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. These highly liquid investments consisted mainly of Bankers’ acceptances and term deposits.

Temporary investments consisted of high-quality money market instruments. These temporary investments, classified as held for trading, are recorded at fair value.

(l)	Accounts receivable

Accounts receivable are stated at their nominal value, less an allowance for doubtful accounts. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. Individual accounts receivable are written off when management deems them not collectible.

(m)	Inventories

Inventories are valued at the lower of cost, determined by the weighted-average cost method, or net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. When the circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is reversed.

(n)	Fixed assets

Fixed assets are stated at cost. Cost represents the acquisition costs, net of government assistance and investment tax credits, or construction costs, including preparation, installation and testing costs. In the case of projects to construct cable and mobile networks, the cost includes equipment, direct labour and direct overhead costs. Projects under development may also be comprised of advance payments made to suppliers for equipment under construction.

Borrowing costs are also included in the cost of self-constructed fixed assets when the development of the asset commenced after January 1, 2010. Future expenditures, such as maintenance and repairs, are expensed as incurred.

Amortization is calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful life
Buildings and their components	25 to 40 years
Furniture and equipment	3 to 7 years
Receiving, distribution and telecommunication networks	3 to 20 years
Subscriber’s equipment	3 to 7 years

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies (continued)

(n)	Fixed assets (continued)

Amortization methods, residual values, and the useful lives of significant fixed assets are reviewed at each financial year-end. Any change is accounted for prospectively as a change in accounting estimate.

Leasehold improvements are amortized over the shorter of the term of the lease or economic life.

The Corporation does not record any decommissioning obligations in connection with its cable distribution networks. The Corporation expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date so far into the future that the present value of the restoration costs is insignificant for these assets. A decommissioning obligation is however recorded for the rental of sites related to the mobile network.

(o)	Goodwill and intangible assets

Goodwill

For all business acquisitions entered into since January 1, 2010, goodwill initially arising from a business acquisition is measured and recognized as the excess of the fair value of the consideration paid over the fair value of the recognized identifiable assets acquired and liabilities assumed. When the Corporation acquires less than 100% of the equity interests in the business acquired at the acquisition date, goodwill attributable to the non-controlling interests is also recognized at fair value.

For business acquisitions that occurred prior to January 1, 2010, goodwill represented the excess of the cost of acquisition over the Corporation’s interest in the fair value of the identifiable assets and liabilities of the business acquired at the date of acquisition. No goodwill attributable to the non-controlling interest was recognized.

Goodwill is allocated as at the date of a business acquisition to a CGU for purposes of impairment testing (note 1 (e)). The allocation is made to the CGU or group of CGUs expected to benefit from the synergies of the business acquisition.

Intangible assets

Internally generated intangible assets are mainly comprised of costs in connection with the development of software to be used internally or for providing services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to that stage are recognized as expenses.

Borrowing costs directly attributable to the acquisition, construction or production of an intangible asset that commenced after January 1, 2010 are also included as part of the cost of that asset during the development phase.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies (continued)

(o)	Goodwill and intangible assets (continued)

Intangible assets (continued)

Intangible assets with finite useful lives are amortized over their useful lives using the straight-line method over the following periods:

Assets	Estimated useful life
Advanced mobile services (“AWS”) spectrum licences[1]	10 years
Software and other intangible assets	3 to 7 years

[1]	The useful life represents the initial term of the licences issued by Industry Canada.

Amortization methods, residual values, and the useful lives of significant intangible assets are reviewed at each financial year-end. Any change is accounted for prospectively as a change in accounting estimate.

(p)	Provisions

Provisions are recognized when (i) the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and when (ii) the amount of the obligation can be reliably estimated.

Provisions are reviewed at each balance sheet date and changes in estimates are reflected in the consolidated statement of income in the reporting period in which changes occur.

(q)	Stock-based compensation

Stock-based awards to employees that call for settlement in cash or other assets at the option of the employee are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

Estimates of the fair value of stock-based awards are determined by applying an option-pricing model, taking into account the terms and conditions of the grant.

(r)	Pension plans and postretirement benefits

The Corporation offers defined contribution pension plans and defined benefit pension plans to some of its employees.

(i)	Defined contribution pension plans

Under its defined contribution pension plans, the Corporation pays fixed contributions to participating employees’ pension plans and it has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefits in the consolidated statements of income when the contributions become due.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies (continued)

(r)	Pension plans and postretirement benefits (continued)

(ii)	Defined benefit pension plans and postretirement plans

Defined benefit pension plan costs are determined using actuarial methods and are accounted for using the projected unit credit method, which incorporates management’s best estimates of future salary levels, other cost escalations, retirement ages of employees, and other actuarial factors. Defined benefit pension costs recognized in the consolidated statements of income include the following:

•	cost of pension plan benefits provided in exchange for employee services rendered during the year;

•	interest cost of pension plan obligations;

•	expected return on pension fund assets;

•	recognition of prior service costs on a straight-line basis over the vesting period.

When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

Actuarial gains and losses are recognized immediately through other comprehensive income and within retained earnings. Actuarial gains and losses arise from the difference between the actual rate of return on plan assets for a given period and the expected rate of return on plan assets for that period, experience adjustments on liabilities, or changes in actuarial assumptions used to determine the defined benefit obligation.

The recognition of the net benefit asset under certain circumstances is limited to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce future contributions to the plan. In addition, an adjustment to the net benefit asset or the net benefit obligation can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. Changes in the net benefit asset limit or in the minimum funding liability are recognized immediately in other comprehensive income and within retained earnings.

The Corporation also offers health and life insurance plans and cable services to some of its retired employees. The cost of postretirement benefits is determined using an accounting methodology similar to that for defined benefit pension plans. The benefits related to these plans are funded by the Corporation as they become due.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies (continued)

(s)	Use of estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Although these estimates are based on management’s best judgment and information available at the time of the assessment date, actual results could differ from these estimates. The following significant areas require management to use assumptions and to make estimates:

Accounting subject		Significant areas of use of estimates and judgment

Impairment of assets	• •	fair value less costs to sell value in use of an asset or CGU using a discounting cash flow method

Derivative financial instruments, including embedded derivatives not closely related to the host contract	• • •

fair value of derivative financial instruments using valuation models based on a number of assumptions such as contractual future cash flows, period-end swap rates, foreign exchange rates, and credit default premium fair value of embedded derivatives related to early settlement option on debt determined with option pricing models using market inputs, including volatility and discount factors assessment of the hedge relationship effectiveness

Pension and postretirement benefit plans	•	costs and obligations related to pension and postretirement benefit obligations, which are based on a number of assumptions, such as the discount rate, the expected return on the plan’s assets, the rate of increase in compensation, retirement age of employees, health care costs, and other actuarial factors

Allowance for doubtful accounts	•	estimation of potential losses arising from customers’ inability to make required payments on a portion of accounts receivables

Inventories	• •	identification of inventory becoming obsolete and not being able to be sold to customers estimates of future sales used to determine net realizable values of inventories

Provisions	• •

estimates of expenditure required to settle a present obligation or to transfer it to third parties at the date of assessment assessment of the probable outcomes of legal proceedings or other contingency

Asset amortization	•	residual value and useful life of assets subject to amortization

Deferred income taxes	• •

projections of future taxable income and the recoverability of deferred tax assets probability that a tax benefit will be realized or that an income tax liability is no longer probable in order to assess uncertain tax positions considering tax interpretation, legislation, risk or other relevant factor

Government assistance	•	establishing reasonable assurance that government subsidies will be realized

Stock-based compensation	•	fair value of the Corporation’s stock-based compensation liability determined using an option-pricing model based on a number of assumptions, including risk-free interest rate, dividend yield, expected volatility and remaining life of the options

Cable connection revenues	•	estimates of the average period that subscribers are expected to remain connected to the telecommunications network

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	Summary of significant accounting policies (continued)

(t)	Recent accounting pronouncements

The Corporation has not early adopted the following new standards and adoption impacts on the consolidated financial statements have not yet been determined:

Amended standards	Expected changes to existing standards

IFRS 9 — Financial Instruments (Effective from periods beginning January 1, 2015 with early adoption permitted)	IFRS 9 simplifies the measurement and classification for financial assets by reducing the number of measurement categories and removing complex rule-driven embedded derivative guidance in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement.

IFRS 10 — Consolidated Financial Statements (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 10 replaces SIC-12 Consolidation — Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent corporation.

IFRS 11 — Joint Arrangements (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 11 replaces IAS 31, Interests in Joint Ventures, with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interests in joint ventures. The new standard requires that such interests be recognized using the equity method.

IFRS 12 — Disclosure of Interests in Other Entities (Effective from periods beginning January 1, 2013 with early adoption permitted)	IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet vehicles.

IAS 19 — Post-employment Benefits (Including Pensions) (Amended) (Effective from periods beginning January 1, 2013 with retrospective application)	Amendments to IAS 19 involve, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the statement of income. IAS 19 allows amounts recorded in other comprehensive income to be recognized either immediately in retained earnings or as a separate category within equity. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

2.	Cost of sales and operating expenses

The main components are as follows:

	2011	2010

Employee costs	$444,381	$384,097
Royalties and rights	386,453	359,945
Cost of sales	162,541	104,113
Subcontracting costs	116,251	113,003
Marketing and distribution expenses	62,487	61,333
Other	277,557	273,157

	1,449,670	1,295,648

Employee costs capitalized to fixed assets and intangible assets	(117,735)	(114,113)

	$1,331,935	$1,181,535

3.	Financial expenses

	2011	2010

Third parties:
Interest on long-term debt	$159,491	$153,619
Amortization of financing costs and long-term debt premium or discount	4,238	3,556
Loss on foreign currency translation on short-term monetary items	1,550	3,214
Other	(1,486)	(1,552)

	163,793	158,837
Affiliated corporations:

Interest expense (net of interest income)	116,603	169,374
Dividend income (net of dividend expense)	(122,354)	(175,018)

	(5,751)	(5,644)

	$158,042	$153,193

4.	Gain on valuation and translation of financial instruments

	2011	2010

Gain on embedded derivatives	$(56,730)	$(25,360)
Loss on the ineffective portion of fair value hedges	588	987

	$(56,142)	$(24,373)

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

5.	Restructuring of operations and other special items

	2011	2010

Restructuring of operations	$14,802	$13,881
Gain on debt refinancing (note 6)	(2,713)	—
Other special items	530	(2,501)

	$12,619	$11,380

In 2010, the Corporation launched its new advanced mobile network. Since then, the Corporation has been incurring costs for the migration of its existing Mobile Virtual Network Operator subscribers to its new mobile network. A charge of $14.8 million was recorded in 2011 ($13.9 million in 2010). As of December 31, 2011, the Corporation has substantially completed the conversion process.

In 2011, other special items include other restructuring charges of $0.5 million ($0.6 million in 2010). A gain of $3.3 million related to the sale of assets and an impairment charge of $0.2 million were also recorded in 2010.

6.	Gain on debt refinancing

On July 18, 2011, the Corporation redeemed and retired US$255.0 million in aggregate principal amount of its issued and outstanding 6.875% Senior Notes due in 2014 and settled its related hedging contracts, representing a total cash consideration of $303.1 million. This transaction resulted in a total gain of $2.7 million (before income taxes).

7.	Business acquisition

On May 1, 2011, the Corporation acquired Jobboom Inc., a subsidiary of an affiliated corporation, for a total cash consideration of $32.1 million. Since the transaction occurred between wholly-owned subsidiaries of the parent corporation, the acquisition was accounted for using the continuity of interest method and the cash consideration paid was recorded in reduction of retained earnings. Comparative figures have been restated as if the Corporation and the new subsidiary had always been combined.

The following table summarizes the impact of the acquisition of Jobboom Inc.’s net assets on the Corporation’s consolidated balance sheets:

	May 1, 2011	December 31, 2010	January 1, 2010

Jobboom Inc.
Total assets	$27,786	$29,269	$32,593
Total liabilities	7,070	12,013	23,094

Increase in net assets	$20,716	$17,256	$9,499

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

8.	Income taxes

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 28.4% in 2011 (29.9 % in 2010) and income taxes in the consolidated statements of income:

	2011	2010

Income taxes at domestic statutory tax rate	$163,620	$183,985
Increase (reduction) resulting from:
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	(10,567)	(9,281)
Tax consolidation transactions with the parent corporation and affiliated corporations	(50,348)	(53,831)
Other	4,170	(9,856)

Income taxes	$106,875	$111,017

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated balance sheets			Consolidated income statements
	December 31, 2011	December 31, 2010	January 1, 2010	2011	2010

Loss carryforwards	$41,728	$11,890	$9,363	$45,457	$(10,173)
Accounts payable, accrued charges and provisions	4,512	5,814	7,349	(1,302)	(2,734)
Defined benefit plans	14,271	6,808	5,115	(1,237)	(8)
Fixed assets	(318,875)	(275,529)	(222,568)	(43,346)	(52,961)
Goodwill and intangible assets	(50,677)	(45,853)	(24,263)	(4,824)	(21,590)
Benefit from a general partnership	(108,646)	—	—	(108,646)	—
Long-term debt and derivative financial instruments	(20,807)	(3,646)	4,211	(14,082)	(6,582)
Other	(10,979)	(9,535)	(14,698)	(1,444)	10,406

	$(449,473)	$(310,051)	$(235,491)	$(129,424)	$(83,642)

Changes in the net deferred income tax liability are as follows:

	2011	2010

Balance as of beginning of the year	$(310,051)	$(235,491)
Recognized in statement of income	(129,424)	(83,642)
Recognized in other comprehensive income	5,621	1,297
Tax consolidation transactions (note 25)	(15,600)	9,375
Other	(19)	(1,590)

Balance as of the end of the year	$(449,473)	$(310,051)

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

8.	Income taxes (continued)

The deferred income tax assets and liabilities are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010

Deferred income tax asset	$5,243	$6,134	$9,498
Deferred income tax liability	(454,716)	(316,185)	(244,989)

Net deferred income tax liability	$(449,473)	$(310,051)	$(235,491)

As of December 31, 2011, the Corporation had operating loss carryforwards for income tax purposes of $136.9 million available to reduce future taxable income that will expire between 2029 and 2031.

The Corporation has not recognized a deferred income tax liability for the undistributed earnings of its subsidiaries in the current or prior years since the Corporation does not expect to sell or repatriate funds from those investments, in which case the undistributed earnings might become taxable.

There are no income tax consequences attached to the payment of dividends in either 2011 or 2010 by the Corporation to its shareholder.

9.	Inventories

	December 31, 2011	December 31, 2010	January 1, 2010

Subscriber’s equipment	$101,221	$76,979	$23,853
Network materials	21,383	19,058	14,683
Other materials	266	512	489

	$122,870	$96,549	$39,025

Cost of inventories included in cost of sales, operating expenses and restructuring of operations amounted to $143.6 million in 2011 ($113.8 million in 2010). Write-downs of inventories totalling $13.3 million were recognized in cost of sales, operating expenses and restructuring of operations in 2011 ($1.0 million in 2010).

10.	Subordinated loan from parent corporation

	December 31, 2011	December 31, 2010	January 1, 2010
Subordinated loan – Quebecor Media Inc.	$1,630,000	$1,630,000	$1,260,000

On September 15, 2010, the Corporation contracted a subordinated loan of $1.3 billion from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on September 15, 2025. On the same day, the Corporation invested the total proceeds of $1.3 billion into 1,300,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

10.	Subordinated loan from parent corporation (continued)

On December 20, 2010, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 930,000 preferred shares, Series B, for a total cash consideration of $930.0 million, including cumulative dividends of $68.5 million. On the same day, the Corporation used the total proceeds of $930.0 million to repay part of its subordinated loan contracted from Quebecor Media Inc.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

11.	Fixed assets

For the years ended December 31, 2011 and 2010, changes in the net carrying amount of fixed assets are as follows:

	Land and buildings	Furniture and equipment	Receiving and distribution networks	Subscribers’ equipment	Projects under development	Total
Cost:
Balance as of January 1, 2010	$100,808	$234,043	$3,057,843	$165,141	$143,956	$3,701,791
Additions	10,326	43,123	323,396	34,303	239,998	651,146
Net change in additions financed with accounts payable	—	211	860	(890)	19,499	19,680
Reclassification and other items	—	59,405	231,683	—	(293,027)	(1,939)
Retirement or disposals	570	(40,513)	(9,481)	(12,844)	—	(62,268)

Balance as of December 31, 2010	111,704	296,269	3,604,301	185,710	110,426	4,308,410
Additions	16,323	53,591	324,331	99,636	231,523	725,404
Net change in additions financed with accounts payable	—	(927)	23,469	(912)	4,705	26,335
Reclassification and other items	(151)	29,523	253,993	—	(284,365)	(1,000)
Retirement or disposals	(179)	(1,874)	(21,476)	(20,095)	—	(43,624)

Balance as of December 31, 2011	$127,697	$376,582	$4,184,618	$264,339	$62,289	$5,015,525

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

11.	Fixed assets (continued)

	Land and buildings	Furniture and equipment	Receiving and distribution networks	Subscribers’ equipment	Projects under development	Total

Accumulated amortization:
Balance as of January 1, 2010	$(35,639)	$(145,132)	$(1,662,061)	$(86,725)	$—	$(1,929,557)
Amortization	(4,380)	(27,512)	(195,516)	(27,061)	—	(254,469)
Retirement and disposals	(775)	39,418	9,330	7,243	—	55,216

Balance as of December 31, 2010	(40,794)	(133,226)	(1,848,247)	(106,543)	—	(2,128,810)
Amortization	(4,060)	(37,926)	(246,993)	(33,899)	—	(322,878)
Retirement and disposals	146	1,841	20,478	15,913	—	38,378

Balance as of December 31, 2011	$(44,708)	$(169,311)	$(2,074,762)	$(124,529)	$—	$(2,413,310)

Net carrying amount:
As of January 1, 2010	$65,169	$88,911	$1,395,782	$78,416	$143,956	$1,772,234
As of December 31, 2010	70,910	163,043	1,756,054	79,167	110,426	2,179,600
As of December 31, 2011	$82,989	$207,271	$2,109,856	$139,810	$62,289	$2,602,215

12.	Intangible assets

For the years ended December 31, 2011 and 2010, changes in the net carrying amount of intangible assets are as follows:

	AWS spectrum licenses	Software and other intangible assets	Projects under development	Total
Cost:
Balance as of January 1, 2010	$458,149	$195,321	$125,747	$779,217
Additions	—	44,229	28,015	72,244
Net change in additions financed with accounts payable	—	(3,029)	(62)	(3,091)
Reclassification and other items	—	36,818	(36,659)	159
Retirement and disposals	—	(975)	—	(975)

Balance as of December 31, 2010	458,149	272,364	117,041	847,554
Additions	—	50,278	22,975	73,253
Net change in additions financed with accounts payable	—	2,626	(5)	2,621
Reclassification and other items	—	14,602	(14,765)	(163)

Balance as of December 31, 2011	$458,149	$339,870	$125,246	$923,265

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

12.	Intangible assets (continued)

The cost of internally generated intangible assets, mainly composed of software and licences, was $247.4 million as of December 31, 2011 ($198.0 million as of December 31, 2010 and $148.2 million as of January 1, 2010). For the year ended December 31, 2011, the Corporation recorded additions of internally generated intangible assets of $49.4 million ($49.8 million in 2010).

	AWS spectrum licenses	Software and other intangible assets	Projects under development	Total
Accumulated amortization:
Balance as of January 1, 2010	$—	$(89,666)	$—	$(89,666)
Amortization	(14,480)	(22,789)	—	(37,269)
Retirements, disposals and other items	—	351	—	351

Balance as of December 31, 2010	(14,480)	(112,104)	—	(126,584)
Amortization	(52,388)	(32,867)	—	(85,255)

Balance as of December 31, 2011	$(66,868)	$(144,971)	$—	$(211,839)

Net carrying amount:
As of January 1, 2010	$458,149	$105,655	$125,747	$689,551
As of December 31, 2010	443,669	160,260	117,041	720,970
As of December 31, 2011	$391,281	$194,899	$125,246	$711,426

The accumulated amortization of internally generated intangible assets, mainly composed of software and licences, was $83.5 million as of December 31, 2011 ($63.3 million as of December 31, 2010 and $50.1 million as of January 1, 2010). For the year ended December 31, 2011, the Corporation recorded $20.2 million of amortization ($13.2 million in 2010) for internally generated intangible assets.

The net carrying value of internally generated intangible assets was $163.9 million as of December 31, 2011 ($134.7 million as of December 31, 2010 and $98.1 million as of January 1, 2010).

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

13.	Goodwill

For the years ended December 31, 2011 and 2010, changes in the net carrying amount of goodwill are as follows:

Cost:
Balance as of January 1, 2010 and December 31, 2010	$484,786
Business acquisitions	70

Balance as of December 31, 2011	$484,856

Accumulated amortization:
Balance as of January 1, 2010, December 31, 2010 and 2011	$(33,311)

Net carrying amount:
As of January 1, 2010	$451,475
As of December 31, 2010	451,475
As of December 31, 2011	451,545

The net carrying amount of goodwill as of December 31, 2011 and 2010 and as of January 1, 2010 is allocated to the following significant groups of CGUs:

	December 31, 2011	December 31, 2010	January 1, 2010
Group of CGUs

Telecommunications	$432,045	$431,975	$431,975
Web solutions	19,500	19,500	19,500

Total	$451,545	$451,475	$451,475

Recoverable amounts

The recoverable amounts were determined based on value in use with respect to the impairment tests performed. The Corporation uses the discounted cash flow method to estimate value in use, consisting of future cash flows derived from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts considered each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. A range of growth rates is used for cash flows beyond this three-year period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of (i) the time value of money, and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate was determined with regard to the specific markets in which the CGUs participate.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

13.	Goodwill (continued)

Recoverable amounts (continued)

The following key assumptions were used to determine recoverable amounts in the most recent impairment tests performed as of April 1, 2011 and January 1, 2010:

	April 1, 2011		January 1, 2010
Group of CGUs	Pre-tax discount rate (WACC)	Perpetual growth rate	Pre-tax discount rate (WACC)	Perpetual growth rate
Telecommunications[1]	10.19%	3.00%	10.19%	3.00%
Web solutions[2]	15.00	3.00	—	—

[1]

As allowed by IAS 36 “Impairment of assets”, recoverable amounts calculated as of January 1, 2010 were used in the 2011 impairment test performed for this CGU. Accordingly, pre-tax discount rates and perpetual growth rates are the same as of April 1, 2011 and as of January, 1, 2010.

[2]	A goodwill impairment test was performed on this CGU as of May 1, 2011, the date this new CGU was acquired (note 7).

Sensitivity of recoverable amounts

An incremental increase in the pre-tax discount rate of 9.4% and an incremental decrease in the perpetual growth rate of 11.2% would have been required in the most recently performed test for the recoverable amount to equal the carrying value of the Telecommunications CGU as of April 1, 2011.

14.	Other assets

	December 31, 2011	December 31, 2010	January 1, 2010
Deferred connection costs	$38,658	$35,269	$28,616
Other	4,776	10,759	12,054

	$43,434	$46,028	$40,670

15.	Accounts payable and accrued charges

	December 31, 2011	December 31, 2010	January 1, 2010

Accounts payable and accrued	$343,534	$294,403	$292,801
Salaries and employees benefits	70,906	61,350	52,995
Interest payable	15,607	21,084	19,325
Stock-based compensation	5,580	5,325	7,842

	$435,627	$382,162	$372,963

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

16.	Provisions and contingencies

	Contingencies and legal disputes	Contractual obligations and other	Total

Balance as of December 31, 2010	$1,937	$17,548	$19,485
Net change in income	1,214	1,262	2,476
Payments	(163)	(12,489)	(12,652)
Other	—	963	963

Balance as of December 31, 2011	$2,988	$7,284	$10,272

Current portion	$2,988	$4,395	$7,383
Non-current portion[1]	—	2,889	2,889

[1]	The non-current portion of provisions and contingencies is included in other liabilities (note 18)

The recognition of provisions, in term of both timing and amounts, requires the exercise of judgment based on relevant circumstances and events, which can be subject to change over time. Provisions are primarily comprised of the following:

Contingencies and legal disputes

There exists a number of legal proceedings against the Corporation and its subsidiaries that are pending. In the opinion of the management of the Corporation and its subsidiaries, the outcome of these proceedings is not expected to have a material adverse effect on the Corporation’s results or on its financial position.

Management of the Corporation, after taking legal advice, has established provisions for specific claims or actions considering the facts of each case. The Corporation cannot determine when and if a payment related to these provisions will be made.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

17.	Long-term debt

	Effective interest rate as of December 31, 2011		December 31, 2011	December 31, 2010	January 1, 2010

Bank credit facility (i)	2.81%		69,643	—	—
Senior Notes (ii) (note 6)	(ii	)	1,898,408	1,826,729	1,613,848

Total long-term debt			1,968,051	1,826,729	1,613,848

Change in fair value related to hedged interest rate risk			16,166	28,442	20,589
Adjustments related to embedded derivatives			(97,929)	(43,472)	(18,112)
Financing fees, net of amortization			(29,231)	(25,623)	(24,004)

			(110,994)	(40,653)	(21,527)

Less: current portion			10,714	—	—

			$1,846,343	$1,786,076	$1,592,321

(i)	The bank credit facilities provide for a $575.0 million secured revolving credit facility that matures in July 2016 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance, Canadian prime or U.S. prime rates, plus a margin, depending on the Corporation’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate and CAD LIBOR, plus a margin. The bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and its wholly-owned subsidiaries. As of December 31, 2011, the bank credit facilities of the Corporation were secured by assets with a carrying value of $5,990.0 million ($5,505.5 million in 2010, as restated). The bank credit facilities contain covenants such as maintaining certain financial ratios, limiting its ability to incur additional indebtedness and restricting the payment of dividends and other distributions. As of December 31, 2011 and 2010, no amount was drawn on the revolving credit facility. As of December 31, 2011, $69.6 million (none in 2010) was outstanding on the secured export financing facility.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

17.	Long-term debt (continued)

(ii)	The Senior Notes contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions. The notes are unsecured and are redeemable at the option of the issuer, in whole or in part, at a decreasing premium during the last five years of the term of the notes or at a price based on a make-whole formula prior to that period. The notes are guaranteed by specific subsidiaries of the Corporation and, on a non-consolidated basis, the Corporation has no independent assets or operations, the guarantees are full and unconditional and joint and several, and any non-guarantor subsidiaries are minor. The following table summarized terms of the outstanding Senior Notes as of December 31, 2011:

Principal amount	Annual nominal interest rate	Effective interest rate (after discount or premium at issuance)	Maturity date	Interest payable every 6 months on

US$ 395,000	6.875%	6.871%	January 15, 2014	January and July 15
US$ 175,000	6.375%	6.444%	December 15, 2015	December and June 15
US$ 715,000	9.125%	9.370%	April 15, 2018	December and June 15
$ 300,000[1]	7.125%	7.125%	January 15, 2020	December and June 15
$ 300,000[2]	6.875%	6.875%	July 15, 2021	December and June 15

[1]	The notes were issued in January 2010 for net proceeds of $293.9 million, net of financing fees of $6.1 million
[2]	The notes were issued in July 2011 for net proceeds of $294.8 million, net of financing fees of $5.2 million

On December 31, 2011, the Corporation and its subsidiaries were in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2012	$10,714
2013	10,714
2014	412,485
2015	188,377
2016	10,714
2017 and thereafter	1,335,047

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

18.	Other liabilities

	Note	December 31, 2011	December 31, 2010	January 1, 2010

Deferred revenue		$39,431	$36,293	$29,486
Defined benefit plans	26	59,512	31,371	28,649
Stock-based compensation[1]	20	2,426	5,431	268
Advance from affiliated corporation		—	4,943	16,024
Asset retirement obligation		2,889	1,769	—
Other		204	228	110

		$104,462	$80,035	$74,537

[1]	The current portion of stock-based compensation is included in accounts payable and accrued charges (note 15).

19.	Capital stock

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount

Balance as of January 1, 2010	2,515,277	$1
Issuance of capital stock (note 25)	1,552	3,400

Balance as of December 31, 2011 and 2010	2,516,829	$3,401

20.	Stock-based compensation plan

(a)	Parent corporation stock-based compensation plan

Under a stock option plan established by the parent corporation, options have been granted to officers and senior employees of the Corporation. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares of the parent corporation at the date of grant, as determined by the parent corporation’s Board of Directors (if the common shares of the parent corporation are not listed on a stock exchange at the

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

20.	Stock-based compensation plan (continued)

(a)	Parent corporation stock-based compensation plan (continued)

time of the grant), or the five-day weighted average market price ending on the day preceding the date of grant of the common shares of the parent corporation on the stock exchange(s) where such shares are listed at the time of grant. As long as the common shares of the parent corporation are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29, and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the common shares of the parent corporation on the stock exchange(s) where such shares are listed at the time of exercise or the fair market value of the common shares, as determined by the parent corporation’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase common shares of the parent corporation at the exercise price. Except under specific circumstances, and unless the Compensation Committee of the parent corporation decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The vesting on 400,000 options is also subject to market-related performance criteria as the achievement of specific targets in regards to the fair value of the parent corporation’s shares in the future.

The following table gives summary information on outstanding options granted as of December 31, 2011 and 2010:

	2011		2010
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	1,151,502	$40.34	1,276,235	$39.81
Granted	21,000	50.37	44,000	46.48
Exercised	(205,929)	39.69	(165,493)	36.88
Cancelled	(13,333)	44.45	(40,361)	44.32
Transferred	—	—	37,121	40.33

Balance at end of year	953,240	$40.64	1,151,502	$40.34

Vested options at end of year	220,829	$44.03	145,407	$42.05

During the year ended December 31, 2011, 205,929 stock options of the parent corporation were exercised for a cash consideration of $2.1 million (165,493 stock options for $2.1 million in 2010).

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

20.	Stock-based compensation plan (continued)

(a)	Parent corporation stock-based compensation plan (continued)

The following table gives summary information on outstanding options as of December 31, 2011:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$ 30.47 to 37.91	464,444	7.62	$36.05	9,694	$32.81
44.45 to 50.37	488,796	6.08	45.01	211,135	44.55

$ 30.47 to 50.37	953,240	6.83	$40.64	220,829	$44.03

(b)	Assumptions to estimate the fair value of stock-based awards

The fair value of stock-based awards under the stock option plan of the parent corporation was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans as of December 31, 2011 and 2010 and January 1, 2010:

	December 31, 2011	December 31, 2010	January 1, 2010

Risk-free interest rate	1.16%	2.14%	2.59%
Dividend yield	1.66%	1.61%	1.31%
Expected volatility	29.74%	34.59%	35.58%
Expected remaining life	2.8 years	3.4 years	4.2 years

Since the common shares of the parent corporation are not publicly traded on a stock exchange, expected volatility is derived from the implied volatility of the ultimate parent corporation’s stock. The expected remaining life of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate over the expected remaining life of the option is based on the Government of Canada yield curve in effect at the time of the valuation. Dividend yield is based on the current average yield.

(c)	Liability of vested options

As of December 31, 2011, the liability for all vested options was $1.0 million as calculated by using the intrinsic value ($1.2 million as of December 31, 2010 and $0.9 million as of January 1, 2010).

(d)	Consolidated compensation charge

For the year ended December 31, 2011, a net reversal of the consolidated compensation charge related to the stock-based compensation plan was recorded in the amount of $0.7 million (net consolidated charge of $4.7 million in 2010).

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

21.	Accumulated other comprehensive loss

Amounts accounted for in the accumulated other comprehensive loss relate solely to cash flow hedges.

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 6 1/4-year period.

22.	Commitments

The Corporation rents premises and equipment under operating leases and has entered into long-term commitments to purchase services and capital equipment that call for total future payments of $236.9 million, including an amount of $61.6 million for future rent payments to the ultimate parent corporation. The operating leases have various terms, escalation clauses, purchase options and renewal rights. The minimum payments for the coming years are as follows:

	Leases	Other commitments

2012	$47,149	$20,132
2013 to 2016	79,194	9,072
2017 and thereafter	81,374	—

The Corporation and its subsidiaries’ operating lease expenses amounted to $40.8 million in 2011 ($33.6 million in 2010).

23.	Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of these lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, a subsidiary of the Corporation has provided guarantees to the lessor of premises leases for certain videostore franchisees, with expiry dates through 2017. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2011, the maximum exposure with respect to these guarantees was $17.0 million and no liability has been recorded in the consolidated balance sheet. The Corporation has not made any payments relating to these guarantees in prior years.

Outsourcing companies and suppliers

In the normal course of its operations, the Corporation enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Corporation agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Corporation provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheet with respect to these indemnifications. The Corporation has not made any payments relating to these guarantees in prior years.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	Financial instruments and financial risk management

The Corporation’s financial risk management policies have been established in order to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in the Corporation’s activities.

As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations. In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed and variable rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes. The Corporation designates its derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

(a)	Description of derivative financial instruments

(i)	Foreign exchange forward contracts

Currencies (sold/bought)	Maturing	Average exchange rate	Notional amount (in millions of dollars)

$/US$	Less than 1 year	0.9936	$122.4

(ii)	Cross-currency interest rate swaps

	Period covered	Notional amount		Annual effective interest rate using hedged rate	Annual nominal interest rate of debt	Canadian dollar exchange rate on interest and capital payments per one U.S. dollar

Senior Notes	2004 to 2014	US$	60,000	Bankers’ acceptances 3 months + 2.80%	6.875%	1.2000

Senior Notes	2003 to 2014	US$	200,000	Bankers’ acceptances 3 months + 2.73%	6.875%	1.3425
Senior Notes	2003 to 2014	US$	135,000	7.66%	6.875%	1.3425
Senior Notes	2005 to 2015	US$	175,000	5.98%	6.375%	1.1781
Senior Notes	2008 to 2018	US$	455,000	9.65%	9.125%	1.0210
Senior Notes	2009 to 2018	US$	260,000	9.12%	9.125%	1.2965

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	Financial instruments and financial risk management (continued)

(b)	Fair value of financial instruments

The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges due to external or related parties, and provisions (classified as other liabilities), approximates their fair value since these items will be realized or paid within one year or are due on demand. Other financial instruments classified as loans and receivables or as available for sale are not significant and their carrying value approximates their fair value.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

In accordance with IFRS 7, Financial Instruments: Disclosures, the Corporation has considered the following fair value hierarchy that reflects the significance of the inputs used in measuring its other financial instruments accounted for at fair value in the consolidated balance sheets:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of cash equivalents and temporary investments classified as held for trading and accounted for at their fair value on the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs) to the net exposure of the counterparty or the Corporation. Accordingly, financial derivative instruments are classified as Level 3 under the fair value hierarchy.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility and discount factors.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	Financial instruments and financial risk management (continued)

(b)	Fair value of financial instruments (continued)

The carrying value and fair value of long term debt and derivative financial instruments as of December 31, 2011 and 2010 are as follows:

	2011		2010
	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(1,968,051)	$(2,064,400)	$(1,826,729)	$(1,934,400)

Derivative financial instruments
Early settlement options	106,733	106,733	54,846	54,846
Foreign exchange forward contracts	3,207	3,207	(2,383)	(2,383)
Cross-currency interest rate swaps	(222,212)	(222,212)	(286,649)	(286,649)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The following table shows changes to the carrying value or fair value of derivative financial instruments (Level 3) in 2011 and 2010:

	2011	2010

Asset (liability)
Balance as of beginning of year	$(289,032)	$(229,392)
Loss recognized in the consolidated statement of income[1,2]	(2,128)	(15,178)
Gain (loss) recognized in other comprehensive income[3]	20,030	(44,462)
Settlement (note 6)	52,125	—

Balance as of end of year	$(219,005)	$(289,032)

[1]	All gains or losses were related to derivative instruments held as of December 31, 2011 and December 31, 2010.
[2]	The loss is offset by a gain on valuation and translation of long-term debt of $1.5 million in 2011 ($14.2 million in 2010).
[3]	The gain is offset by a loss on translation of long-term debt of $18.9 million in 2011 (loss offset by a gain of $64.4 million in 2010).

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the credit default premium used to calculate the fair value of derivative financial instruments as of December 31, 2011, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$1,240	$6,089
Decrease of 100 basis points	(1,240)	(6,089)

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	Financial instruments and financial risk management (continued)

(c)	Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2011, no customer balance represented a significant portion of the Corporation’s consolidated accounts receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $12.1 million as of December 31, 2011 ($14.3 million as of December 31, 2010, restated). As of December 31, 2011, 6.1% of accounts receivable were 90 days past their billing date (6.2% as of December 31, 2010).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2011 and 2010:

	2011	2010
		(restated, note 7)

Balance as of beginning of year	$14,326	$16,051
Charged to income	18,911	20,329
Utilization	(21,150)	(22,054)

Balance as of end of year	$12,087	$14,326

The Corporation believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Corporation does not believe that it is exposed to an unusual level of customer credit risk.

As a result of its use of derivative financial instruments, the Corporation is exposed to the risk of non-performance by a third-party. When the Corporation enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Corporation’s risk management policy and are subject to concentration limits.

(d)	Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 5.7 years as of December 31, 2011 and 2010.

Corporation management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividends (or distributions) in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly-owned subsidiaries.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	Financial instruments and financial risk management (continued)

(d)	Liquidity risk management (continued)

As of December 31, 2011, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments, less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Accounts payable and accrued charges	$435,627	$435,627	$—	$—	$—
Amounts payable to affiliated corporations	23,789	23,789	—	—	—
Long-term debt[1]	1,968,051	10,714	423,199	199,092	1,335,046
Interest payments[2]	966,106	146,051	305,193	253,131	261,731
Derivative instruments[3]	221,753	—	119,944	28,138	73,671

Total	$3,615,326	$616,181	$848,336	$480,361	$1,670,448

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	Estimate of interest to be paid on long-term debt is based on hedged and unhedged interest rates and hedged foreign exchange rates as of December 31, 2011.
[3]	Estimated future disbursements, net of future receipts, on derivative financial instruments related to foreign exchange hedging.

The table above excludes obligations under subordinated loans from the parent corporation for which proceeds are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries (see note 10).

(e)	Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates and/or interest rates will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes, mobile devices and cable modems and certain capital expenditures, are received or denominated in CAD dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on 100% of its U.S. dollar-denominated debt obligations outstanding as of December 31, 2011 and to hedge its exposure on certain purchases of set-top boxes, mobile devices, cable modems and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	Financial instruments and financial risk management (continued)

(e)	Market risk (continued)

Foreign currency risk (continued)

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a CAD dollar per one U.S. dollar as of December 31, 2011:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10
U.S. dollar-denominated accounts payable	$(872)	$—
Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	(557)	43,774

Decrease of $0.10
U.S. dollar-denominated accounts payable	872	—
Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	557	(43,774)

Interest rate risk

The Corporation’s revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate (BA), (ii) Canadian or U.S. bank prime rate and (iii) CAD LIBOR. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into various cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2011, after taking into account the hedging instruments, long-term debt was comprised of 81.4% fixed rate debt (76.7% in 2010) and 18.6% floating rate debt (23.3% in 2010).

The estimated sensitivity on financial expense for floating rate debt, before income tax, of a 100 basis-point variance in the year-end Canadian Banker’s acceptance rate as of December 31, 2011 is $4.1 million.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2011, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$373	$5,826
Decrease of 100 basis points	(373)	(5,826)

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	Financial instruments and financial risk management (continued)

(f)	Capital management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations, and the level of distributions to the parent corporation. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, long-term debt and net assets and liabilities related to derivative financial instruments, less cash and cash equivalents and temporary investments. The capital structure is as follows:

	December 31, 2011	December 31, 2010	January 1, 2010

Long-term debt	$1,857,057	$1,786,076	$1,592,321
Derivative financial instruments	219,005	289,032	229,392
Cash and cash equivalents	(95,016)	(96,335)	(150,309)
Temporary investments	—	—	(30,000)

Net liabilities	1,981,046	1,978,773	1,641,404
Equity	$1,006,541	$734,245	$651,785

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate to permitted investments, inter-corporation transactions, the declaration and payment of dividends or other distributions.

25.	Related party transactions

Key management personnel compensation

Key management personnel are comprised of the Board of Directors members of the Corporation and its main subsidiaries and key senior management. Their compensation is as follows:

	2011	2010

Salaries and short-term benefits	$4,754	$4,136
Post-employment benefits	336	242
Share-based compensation	(312)	3,917
Other long-term benefits	2,712	2,495

	$7,490	$10,790

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

25.	Related party transactions (continued)

Operating transactions

During the year ended December 31, 2011, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent corporation and affiliated corporations, which are included in cost of sales and operating expenses. The Corporation and its subsidiaries also made sales to the parent corporation and affiliated corporations. These transactions were concluded on terms equivalent to those that prevail in an arm’s length basis and accounted for at the consideration agreed between parties:

	2011	2010

Ultimate Parent and Parent Corporation:
Revenues	$620	$125
Cost of sales and operating expenses	6,728	5,803
Operating expenses recovered	(1,955)	(1,445)

Affiliated Corporations:
Revenues	12,443	9,655
Cost of sales and operating expenses	59,742	56,255
Operating expenses recovered	(1,908)	(529)

Amounts receivable from affiliated corporations:

	December 31, 2011	December 31, 2010	January 1, 2010

Ultimate Parent and Parent Corporation:
Accounts receivable	$5,528	$3,538	$4,561
Dividends receivable	5,814	5,330	4,120

Affiliated Corporations
Accounts receivable	22,049	1,740	6,001

	$33,391	$10,608	$14,682

Accounts payable to affiliated corporations:

	December 31, 2011	December 31, 2010	January 1, 2010

Ultimate Parent and Parent Corporation:
Accounts payable	$233	$4,611	$541
Interest payable	5,626	5,158	3,987

Affiliated Corporations
Accounts payable	17,930	13,479	16,990

	$23,789	$23,248	$21,518

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

25.	Related party transactions (continued)

Management arrangements

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $26.7 million in 2011 ($34.8 million in 2010). The agreement provides for an annual management fee to be agreed upon for the year 2012. In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

Tax transactions

On November 8, 2011, 9253-1920 Québec inc., a wholly-owned subsidiary of the Corporation, issued a subordinated loan of $3.95 billion to Sun Media Corporation, a wholly-owned subsidiary of Quebecor Media Inc., bearing interest at a rate of 11.25% payable every 6 months on June 20 and December 20 and maturing on November 8, 2026. On the same day, 9253-1920 Québec inc. issued 3,950,000 preferred shares, Class G to Sun Media Corporation for a total cash consideration of $3.95 billion.

On November 9, 2011, 9253-1920 Québec inc., a wholly-owned subsidiary of the Corporation, issued a subordinated loan of $3.8 billion to Sun Media Corporation, a wholly-owned subsidiary of Quebecor Media Inc., bearing interest at a rate of 11.25% payable every 6 months on June 20 and December 20 and maturing on November 9, 2026. On the same day, 9253-1920 Québec inc. issued 3,800,000 preferred shares, Class G to Sun Media Corporation for a total cash consideration of $3.8 billion.

On December 1, 2011, 9253-1920 Quebec Inc. redeemed from Sun Media Corporation 3,800,000 preferred shares, Class G, for a total cash consideration of $3.8 billion, including cumulative unpaid dividend of $25.8 million. On the same day, Sun Media Corporation used the total proceeds of $3.8 billion to repay its entire subordinated loan contracted from 9253-1920 Quebec Inc.

On December 2, 2011, 9253-1920 Quebec Inc. redeemed from Sun Media Corporation 3,950,000 preferred shares, Class G, for a total cash consideration of $3.95 billion, including cumulative unpaid dividend of $29.2 million. On the same day, Sun Media Corporation used the total proceeds of $3.95 billion to repay its entire subordinated loan contracted from 9253-1920 Quebec Inc.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries, on terms equivalent to those that prevail in an arm’s length basis and accounted for at the consideration agreed between parties. A cash consideration of $15.6 million will be received in 2012 from Sun Media Corporation in exchange for the tax benefits transferred.

In 2010, the ultimate parent corporation transferred $26.4 million of non-capital losses to the Corporation in exchange for a cash consideration of $6.0 million. This transaction was concluded on terms equivalent to those that prevail in an arm’s length basis and accounted for at the consideration agreed between parties. As a result, the Corporation recorded a reduction of $2.7 million to its 2010 income tax expense.

On December 26, 2010, as part of the acquisition of Imprimerie Quebecor Media Inc. from the parent corporation, the Corporation issued 1,552 common shares series A for a total consideration of $3.4 million. This transaction was recorded at the carrying amount. As a result, the Corporation recorded future income tax assets of $3.4 million and a reduction of $3.0 million to its capital tax expense.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

26.	Pension plans and postretirement benefits

The Corporation maintains various defined benefit and defined contribution plans. The Corporation’s policy is to maintain its contribution at a level sufficient to cover benefits. The Corporation provides postretirement benefits to eligible retired employees. The costs of these benefits, principally health care and cable services, are accounted for during the employee’s active service period.

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2011 and 2010:

	Pension benefits		Postretirement benefits
	2011	2010	2011	2010
Change in benefit obligations
Benefit obligations at beginning of year	$147,387	$101,904	$12,898	$9,967
Service costs	11,364	5,952	464	336
Interest costs	7,970	6,424	711	629
Plan participants’ contributions	7,547	7,658	—	—
Actuarial loss	20,642	28,933	3,553	2,506
Benefits and settlements paid	(7,621)	(4,350)	(132)	(127)
Other	189	866	413	(413)

Benefit obligations at end of year	$187,478	$147,387	$17,907	$12,898

	Pension benefits		Postretirement benefits
	2011	2010	2011	2010
Change in plan assets
Fair value of plan assets at beginning of year	$128,915	$103,887	$—	$—
Actual return on plan assets	607	8,261	—	—
Employer contributions	16,351	12,670	132	127
Plan participants’ contributions	7,547	7,658	—	—
Benefits and settlements paid	(7,621)	(4,350)	(132)	(127)
Other	260	789	—	—

Fair value of plan assets at end of year	$146,059	$128,915	$—	$—

The plan assets are comprised of:

	December 31, 2011	December 31, 2010	January 1, 2010
Equity securities	58.7%	61.2%	60.8%
Debt securities	38.2	34.8	33.5
Other	3.1	4.0	5.7

	100.0%	100.0%	100.0%

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

26.	Pension plans and postretirement benefits (continued)

As of December 31, 2011, plan assets included shares of the ultimate parent corporation in an amount of $0.9 million ($1.0 million as of December 31, 2010 and $0.8 million as of January 1, 2010).

The reconciliation of funded status to the net amount recognized in the consolidated balance sheets is as follows:

	Pension benefits			Postretirement benefits
	December 31, 2011	December 31, 2010	January 1, 2010	December 31, 2011	December 31, 2010	January 1, 2010
Reconciliation of funded status
Unfunded benefit obligations	$(187,478)	$(147,387)	$—	$(17,907)	$(12,898)	$(9,797)
Funded benefit obligations	—	—	(101,904)	—	—	—
Fair value of plan assets	146,059	128,915	103,887	—	—	—

Plan deficit	(41,419)	(18,472)	1,983	(17,907)	(12,898)	(9,797)
Asset limit and minimum funding adjustment	—	—	(20,834)	—	—	—

Net amount recognized	$(41,419)	$(18,472)	$(18,851)	$(17,907)	$(12,898)	$(9,797)

Components of actuarial losses are as follows:

	Pension benefits			Postretirement benefits
	2011	2010	2011		2010
Difference between the expected and actual return on plan assets:
(Loss) gain		$(8,161)	$1,178	$—	$—
As a proportion of plan assets	%	5.6%	0.9%	—%	—
Experience losses and changes in assumptions on benefit obligations:
Loss		$(20,642)	$(28,933)	$(3,553)	$(2,506)
As a proportion of benefit obligations	%	11.0%	19.6%	19.8%	19.4

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

26.	Pension plans and postretirement benefits (continued)

Components of the net benefit costs are as follows:

	Pension benefits		Postretirement benefits
	2011	2010	2011	2010
Service costs	$11,364	$5,952	$464	$336
Interest costs	7,970	6,424	711	629
Expected return on plan assets	(8,768)	(7,083)	—	—

Net benefit costs	$10,566	$5,293	$1,175	$965

The expense related to defined contribution pension plans amounted to $7.8 million in 2011 ($7.1 million in 2010).

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefits plans will be $16.4 million in 2012.

Assumptions

The expected long-term rate-of-return-on-assets assumption is selected by first identifying the expected range of long-term rates of return for each major asset class. The Corporation’s investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of equities and fixed-income investments is used to maximize the long-term return of plan assets. Expected long-term rates of return are developed based on long-term historical averages and current expectations of future returns. In addition, consideration is given to the extent active management is employed in each class and to inflation rates. A single expected long-term rate of return on plan assets is then calculated by weighting each asset class.

The Corporation determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yield and matched-funding yield curve analysis as of the measurement date.

The weighted average actuarial assumption used in measuring the Corporation’s benefit obligations as of December 31, 2011 and 2010 and current periodic benefit costs are as follows:

	Pension benefits		Postretirement benefits
	2011	2010	2011	2010
Benefit obligations
Rates as of year-end:
Discount rate	4.75%	5.25%	4.75%	5.25%
Rate of compensation increase	3.50	3.50	3.50	3.50

Current periodic costs
Rates as of preceding year-end:
Discount rate	5.25%	6.25%	5.25%	6.25%
Expected return on plan assets	7.00	7.00	—	—
Rate of compensation increase	3.50	3.75	3.50	3.75

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

26.	Pension plans and postretirement benefits (continued)

Assumptions (continued)

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 8.0% at the end of 2011. The costs, as per the estimate, are expected to decrease gradually over the next fifteen years to 5.0% and to remain at that level thereafter.

27.	Transition to IFRS

These consolidated financial statements are the first financial statements the Corporation has prepared in accordance with IFRS, as described under accounting policies (note 1). The date of the opening balance sheet under IFRS and the Corporation’s date of transition to IFRS is January 1, 2010.

Prior to the adoption of IFRS, for all periods up to and including the year ended December 31, 2010, the Corporation’s consolidated financial statements were prepared in accordance with Canadian GAAP. The principal adjustments made by the Corporation in preparing its IFRS opening consolidated balance sheet as of January 1, 2010, and in restating its Canadian GAAP consolidated financial statements for the year ended December 31, 2010 are as follows:

IFRS 1 exemptions and exceptions

The Corporation has applied IFRS 1 in preparing these consolidated financial statements. The Corporation is required to establish IFRS accounting policies as of the transition date and, in general, to apply these retrospectively to determine the IFRS opening balance sheet at January 1, 2010. This Standard provides a number of mandatory exceptions and optional exemptions to this general principle of retrospective application. Descriptions of applicable exemptions and exceptions are set out below, together with the Corporation’s elections:

Optional exemptions

(1)	Business combinations

IFRS 1 provides the option to apply IFRS 3R (revised), Business Combinations, retrospectively or prospectively from the transition date. A retrospective basis would require restatement of all business combinations that occurred prior to the transition date. The Corporation has elected not to apply IFRS 3R retrospectively to business combinations that occurred prior to January 1, 2010. Accordingly, IAS 27, Consolidated and Separate Financial Statements, is also applied prospectively. Any goodwill arising on acquisitions before January 1, 2010 has not been adjusted from the carrying value previously determined under Canadian GAAP as a result of applying this exemption.

(2)	Defined benefit plans

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses on defined benefit plans deferred under Canadian GAAP in opening retained earnings as of the transition date. The Corporation elected to recognize all cumulative actuarial gains and losses that existed as of January 1, 2010 in the opening retained earnings for all of its defined benefit plans.

(3)	Borrowing costs

IFRS 1 allows that the transitional provisions of IAS 23R (revised), Borrowing Costs, be applied as at the transition date. As a result, IAS 23R has been adopted prospectively for projects that commenced on or after January 1, 2010 and all pre-transition capitalized interest costs recorded under Canadian GAAP have been reclassified to opening retained earnings on transition.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	Transition to IFRS (continued)

IFRS 1 exemptions and exceptions (continued)

Mandatory exceptions

(4)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS as of the transition date to IFRS must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error. The estimates previously made by the Corporation under Canadian GAAP were not revised on the application of IFRS.

(5)	Hedge accounting

An entity shall not reflect in its opening IFRS balance sheet a hedging relationship of a type that does not qualify for hedge accounting in accordance with IFRS. IFRS 1 also does not permit transactions entered into before the date of transition to IFRS to be retrospectively designated as hedges. As a result, hedge accounting was applied on transition only to hedge relationships previously designated under Canadian GAAP that continue to meet the conditions for hedge accounting under IFRS.

Reconciliation of Canadian GAAP to IFRS

The following tables present the reconciliation of the consolidated statements of income, comprehensive income, and cash flows for the year ended December 31, 2010, as well as a reconciliation of the consolidated balance sheets and equity as of January 1, 2010 and December 31, 2010.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	Transition to IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(a)	Consolidated statement of income and comprehensive income for the year ended December 31, 2010

	Explanation		Canadian GAAP (restated, note 7)	IFRS adjustments	IFRS

Revenues			$2,228,808	$—	$2,228,808

Cost of sales and operating expenses	(ii	)	1,181,847	(312)	1,181,535
Amortization	(iii), (v	)	294,200	(2,462)	291,738
Financial expenses	(iii	)	117,931	35,262	153,193
Gain on valuation and translation of financial instruments			(24,373)	—	(24,373)
Restructuring of operations and other special items	(iv	)	21,380	(10,000)	11,380

Income before income taxes and non-controlling interest			637,823	(22,488)	615,335
Income taxes	(vi	)	115,566	(4,549)	111,017

			522,257	(17,939)	504,318
Non-controlling interest	(vii	)	244	(244)	—

Net income			$522,013	$(17,695)	$504,318

Other comprehensive income	(i), (vi	)	18,693	(6,856)	11,837

Comprehensive income			$540,706	$(24,551)	$516,155

Net income attributable to:
Shareholder			$522,013	$(17,939)	$504,074
Non-controlling interest	(vii	)	—	244	244

Comprehensive income attributable to:
Shareholder			$540,706	$(24,795)	$515,911
Non-controlling interest	(vii	)	—	244	244

(b)	Consolidated statement of cash flows for the year ended December 31, 2010

For the year ended December 31, 2010, the adoption of IFRS resulted in a decrease of $35.3 million of cash flows used in investing activities and in an equivalent decrease of cash flows provided by operating activities in the consolidated statement of cash flows. These adjustments relate to borrowing costs previously capitalized to fixed assets and to intangible assets, under Canadian GAAP (see note 27 (iii)).

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	Transition to IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(c)	Consolidated balance sheet as of January 1, 2010

	Explanation		Canadian GAAP (restated, note 7)	IFRS adjustments	IFRS

Assets

Current assets	(vi	)	$445,195	$(12,305)	$432,890

Non-current assets
Investments			1,260,000	—	1,260,000
Fixed assets	(iii	)	1,775,089	(2,855)	1,772,234
Intangible assets	(iii	)	734,793	(45,242)	689,551
Derivative financial instruments			3,077	—	3,077
Other assets	(i	)	43,717	(3,047)	40,670
Deferred income taxes	(vi	)	9,601	(103)	9,498
Goodwill			451,475	—	451,475

Total current assets			4,277,752	(51,247)	4,226,505

Total assets			$4,722,947	$(63,552)	$4,659,395

Liabilities and equity

Current liabilities	(ii), (iv	)	$592,271	$11,023	$603,294

Non-current liabilities
Long-term debt			1,592,321	—	1,592,321
Subordinated loan from parent corporation			1,260,000	—	1,260,000
Derivative financial instruments			232,469	—	232,469
Deferred income taxes	(vi	)	281,588	(36,599)	244,989
Other liabilities	(i), (ii	)	52,539	21,998	74,537
Non-controlling interest	(vii	)	991	(991)	—

Total non-current liabilities			3,419,908	(15,592)	3,404,316

Total liabilities			4,012,179	(4,569)	4,007,610

Equity
Capital stock			1	—	1
Contributed surplus	(v	)	7,155	(7,155)	—
Retained earnings	(i) to (vi	)	726,444	(52,819)	673,625
Accumulated other comprehensive loss			(22,832)	—	(22,832)

Equity attributable to the shareholder			710,768	(59,974)	650,794
Non-controlling interest	(vii	)	—	991	991

			710,768	(58,983)	651,785

Total liabilities and equity			$4,722,947	$(63,552)	$4,659,395

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	Transition to IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(d)	Consolidated balance sheet as of December 31, 2010

	Explanation		Canadian GAAP (restated, note 7)	IFRS adjustments	IFRS

Assets

Current assets	(vi	)	$487,007	$(15,701)	$471,306

Non-current assets
Investments			1,630,000	—	1,630,000
Fixed assets	(iii	)	2,191,839	(12,239)	2,179,600
Intangible assets	(iii	)	789,627	(68,657)	720,970
Other assets	(i	)	58,702	(12,674)	46,028
Deferred income taxes	(vi	)	5,937	197	6,134
Goodwill			451,475	—	451,475

			5,127,580	(93,373)	5,034,207

Total assets			$5,614,587	$(109,074)	$5,505,513

Liabilities and equity

Current liabilities	(ii), (iv	)	$666,218	$3,722	$669,940

Non-current liabilities
Long-term debt			1,786,076	—	1,786,076
Subordinated loan from parent corporation			1,630,000	—	1,630,000
Derivative financial instruments			289,032	—	289,032
Deferred income taxes	(vi	)	364,200	(48,015)	316,185
Other liabilities	(i), (ii	)	60,047	19,988	80,035
Non-controlling interest	(vii	)	1,140	(1,140)	—

Total non-current liabilities			4,130,495	(29,167)	4,101,328

Total liabilities			4,796,713	(25,445)	4,771,268

Equity
Capital stock			3,401	—	3,401
Contributed surplus	(v	)	7,155	(7,155)	—
Retained earnings	(i) to (vi	)	811,457	(77,614)	733,843
Accumulated other comprehensive loss	(i	)	(4,139)	—	(4,139)

Equity attributable to shareholder			817,874	(84,769)	733,105
Non-controlling interest	(vii	)	—	1,140	1,140

			817,874	(83,629)	734,245

Total liabilities and equity			$5,614,587	$(109,074)	$5,505,513

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	Transition to IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(e)	Equity

	Explanation		December 31 2010	January 1 2010
Shareholders’ equity under Canadian GAAP (restated, note 7)			$817,874	$710,768
IFRS adjustments:
Defined benefit plans	(i	)	(34,178)	(24,777)
Share-based compensation	(ii	)	(3,706)	(3,990)
Borrowing costs	(iii	)	(82,845)	(50,045)
Provisions	(iv	)	—	(10,000)
Related party transactions	(v	)	1,949	1,949
Income taxes	(vi	)	34,011	26,889

			733,105	650,794
Non-controlling interest	(vii	)	1,140	991

Equity under IFRS			$734,245	$651,785

Equity attributable to:
Shareholder			$733,105	$650,794
Non-controlling interest	(vii	)	1,140	991

(f)	Comprehensive income

	Explanation		2010

Comprehensive income under Canadian GAAP (restated, note 7)			$540,706
IFRS adjustments to net income:
Borrowing costs	(iii	)	(32,800)
Provisions	(iv	)	10,000
Other	(i), (ii), (vi	)	4,861
Non-controlling interest	(vii	)	244

			523,011

IFRS adjustments to other comprehensive income:
Defined benefit plans	(i	)	(9,427)
Income taxes	(vi	)	2,571

			(6,856)

Comprehensive income under IFRS			$516,155

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	Transition to IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

The significant differences between the 2010 financial figures prepared under Canadian GAAP and these figures prepared under IFRS are explained as follows:

(i)	Defined benefit plans

As stated in the section “IFRS 1 exemptions and exceptions,” the Corporation elected to recognize all cumulative actuarial gains and losses under Canadian GAAP that existed as of January 1, 2010 in the opening retained earnings under IFRS for all of its defined benefit plans.

Actuarial gains and losses

Under IFRS, the Corporation elected to immediately recognize all actuarial gains and losses arising after January 1, 2010 as a component of other comprehensive income without recycling those gains or losses to the consolidated statement of income in subsequent periods. As a result, actuarial gains and losses are not amortized to the statement of income but rather are recorded directly to other comprehensive income at the end of each reporting period. In the consolidated statement of equity, the cumulative balance of actuarial gains and losses is presented within retained earnings. Under Canadian GAAP, the Corporation was recording in the consolidated statements of income the amortization of any cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the defined benefit obligation, or the fair value of plan assets, over the expected average remaining service period of the active employee group covered by the plans.

Past service costs

Under IFRS, past service costs are recognized on a straight-line basis over the vesting period. Under Canadian GAAP, past service costs were amortized over the expected average remaining service period of the active employee group covered by the plans.

Benefit asset limit and minimum funding liability

Under IFRS, recognition of the net benefit asset under certain circumstances is limited to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce future contributions to the plan. In addition, an adjustment to the net benefit asset or the net benefit obligation can be recorded to reflect a minimum funding liability. Since the Corporation has elected to recognize actuarial gains or losses arising after January 1, 2010 in other comprehensive income, changes in the net benefit asset limit or in the minimum funding adjustment arising after the transition date are also recognized in other comprehensive income. In the consolidated statement of equity, the cumulative balance of changes in the net benefit asset limit or in the minimum funding adjustment is presented within retained earnings. Under Canadian GAAP, a similar concept to the limit existed, although the calculation of the recoverable amount was different and changes in the valuation allowance were recognized in the consolidated statement of income. As for the minimum funding liability, there was no such concept under Canadian GAAP.

(ii)	Share-based compensation

Under IFRS, the liability related to share-based awards that call for settlement in cash or other assets must be measured at its fair value and is to be re-measured at its fair value at the end of each reporting period. Under Canadian GAAP, the liability was measured and re-measured at each reporting date at the intrinsic values of the stock-based awards instead of at their fair values.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	Transition to IFRS (continued)

Reconciliation of Canadian GAAP to IFRS (continued)

(ii)	Share-based compensation (continued)

Under IFRS, when a share-based payment vests in instalments over a vesting period (“graded vesting”), each instalment is accounted for as a separate arrangement as compared to Canadian GAAP, which gave the choice of treating the instruments as a pool, with the measurement being determined using the average life of the awards granted.

(iii)	Borrowing costs

As stated above in the section “IFRS exemptions and exceptions,” the Corporation elected to adopt IAS 23R prospectively from January 1, 2010. Accordingly, all capitalized interest costs under Canadian GAAP related to projects that began prior to January 1, 2010 were reclassified to opening retained earnings at transition and are expensed in 2010 under IFRS.

(iv)	Provisions

IFRS specifically provides for the accrual of an onerous contract when an unavoidable loss from fulfilling the obligations under the contract is probable, including any penalties arising from early termination. Under Canadian GAAP, a liability for costs to terminate a contract before the end of its term would have been recognized only when the contract had been terminated in accordance with the contract terms, or when the use of the right conveyed by the contract had ceased. As a result, certain additional provisions have been recognized under IFRS as of January 1, 2010. In addition, provisions must be presented separately in the balance sheet under IFRS.

(v)	Related party transactions

Under IFRS, no particular recognition or measurement requirements for related party transactions exist; accordingly, the recognition and measurement of related party transactions must follow existing IFRS standards that apply to the transaction. Under Canadian GAAP, related party transactions could be recognized at the carrying amount of the assets being transferred or at the exchange amount, depending on certain criteria. As stated in the above section “IFRS 1 exemptions and exceptions,” the Corporation elected not to restate any business combinations arising before January 1, 2010, including those entered into between companies under common control. In addition, transfers of assets that had been recognized at the carrying amount under Canadian GAAP were restated to their exchange amounts, as allowed under IFRS.

(vi)	Income taxes

Adjustments to income taxes represent the tax impacts of other IFRS adjustments.

In addition, deferred income tax assets and liabilities are presented as non-current items under IFRS, even if it is anticipated that they will be realized in the short term.

(vii)	Non-controlling interest

Under IFRS, non-controlling interest is presented as a separate component of equity in the balance sheet instead of being presented as a separate component between liabilities and equity under Canadian GAAP. In the statements of income and comprehensive income under IFRS, net income and comprehensive income are calculated before non-controlling interest and are then attributed to the shareholder and the non-controlling interest. Under Canadian GAAP, non-controlling interest was presented as a component of net income and comprehensive income.

VIDEOTRON LTD.

Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

28.	Subsequent events

On January 25, 2012 and on February 24, 2012, the Corporation paid dividends to its parent corporation, Quebecor Media Inc., for total cash distributions of $45.0 million and $250.0 million, respectively.