Form 20-F
period 2012-12-31
VIDEOTRON LTEE
filed 2013-03-21
CIK 890746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

6 3/8% Senior Notes due December 15, 2015

5% Senior Notes due July 15, 2022

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

All references in this annual report to our “Senior Notes” are to, collectively, our issued and outstanding 6 3/8% Senior Notes due December 15, 2015, our 9 1/8% Senior Notes due April 15, 2018, our 7 1/8% Senior Notes due January 15, 2020, our 6 7/8% Senior Notes due July 15, 2021 and our 5% Senior Notes due July 15, 2022.

INDUSTRY AND MARKET DATA

Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the CRTC, BBM Canada (“BBM”), the National Cable & Telecommunications Association (“NCTA”), A.C. Nielsen Media Research, and SNL Kagan. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Cable penetration and market share data contained in this annual report is generally based on sources published in the first quarter of 2013. Industry and company data is approximate and may reflect rounding in certain cases.

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Our audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Prior to the adoption of IFRS on January 1, 2011, for all periods up to and including the year ended December 31, 2010, our audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada in effect prior to January 1, 2011, which we refer to as “Canadian GAAP.”

In this annual report, references to Canadian Dollars, CAN$ or $ are to the lawful currency of Canada, our functional currency, and references to US Dollars or US$ are to the currency of the United States.

Non-IFRS/Non-Canadian GAAP/Non-U.S. GAAP Measures

In this annual report, we use certain financial measures that are not calculated in accordance with IFRS, Canadian GAAP or accounting principles generally accepted in the United States (“U.S. GAAP”). We use these non-IFRS (and non-Canadian GAAP and non-U.S. GAAP) financial measures, such as average monthly revenue per user (“ARPU”), operating income, operating income margin and long-term debt, excluding QMI subordinated loans, because we believe that they are meaningful measures of our performance. Our method of calculating these non-IFRS (and non-Canadian GAAP and non-U.S. GAAP) financial measures may differ from the methods used by other companies and, as a result, the non-IFRS (and non-Canadian GAAP and non-U.S. GAAP) financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

We provide a definition of operating income, operating income margin and ARPU under “Item 5. Operating and Financial Review and Prospects – Non-IFRS Financial Measures”. We also provide a definition of operating income, a reconciliation of operating income and a reconciliation of long-term debt, excluding QMI subordinated loans to the most directly comparable financial measures under each of IFRS, Canadian GAAP and U.S. GAAP in footnotes 3 and 4 to the tables under “Item 3. Key Information – A. Selected Financial Data”.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as at December 31, 2012.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period noon rates published by the Bank of Canada. Such rates are set forth as U.S. dollars per CAN$1.00 and are the rates published by the Bank of Canada for Canadian dollars per US$1.00. On March 19, 2013, the noon rate was CAN$1.00 equals US$0.9733. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate. You should note that the rates set forth below may differ from the actual rates used in our accounting processes and in the preparation of our consolidated financial statements.

Year Ended:	Average(1)	High	Low	Period End

December 31, 2012	1.0004	1.0299	0.9599	1.0051
December 31, 2011	1.0111	1.0583	0.9430	0.9833
December 31, 2010	0.9709	1.0054	0.9278	1.0054
December 31, 2009	0.8757	0.9716	0.7692	0.9555
December 31, 2008	0.9381	1.0289	0.7711	0.8166

Month Ended:	Average(2)	High	Low	Period End

March 2013 (through March 19, 2013)	0.9738	0.9877	0.9696	0.9733
February 28, 2013	0.9902	1.0040	0.9723	0.9723
January 31, 2013	1.0079	1.0164	0.9923	1.0008
December 31, 2012	1.0105	1.0162	1.0048	1.0051
November 30, 2012	1.0030	1.0074	0.9972	1.0068
October 31, 2012	1.0130	1.0243	0.9996	1.0004
September 30, 2012	1.0222	1.0299	1.0099	1.0166

(1)	The average of the daily noon rates for each day during the applicable year.
(2)	The average of the daily noon rates for each day during the applicable month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our segments or businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our 4G network and facilities-based mobile offering;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate;

•	new technologies that would change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required to deploy our network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

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

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under “Item 3. Key Information – Risk Factors” of this annual report. Each of these forward-looking statements speaks only as of the date of this annual report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission (“SEC”), as described under “Item 10. Additional Information – Documents on Display”.

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

A-	Selected Financial Data

The following tables present selected consolidated financial information for our business presented in accordance with IFRS for each of the years ended December 31, 2012, 2011 and 2010. We derived this selected consolidated financial information from our audited consolidated financial statements, which are comprised of consolidated balance sheets as at December 31, 2012, 2011 and 2010 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2012. The selected consolidated financial information presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 and notes thereto contained in “Item 18. Financial Statements” of this annual report (beginning on page F-1). Our consolidated financial statements as at December 31, 2012, 2011 and 2010 and for the years ended December 31, 2012, 2011 and 2010 have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on these consolidated financial statements (other than our consolidated balance sheet as at December 31, 2010) is included in this annual report.

In separate tables below, we also present selected consolidated financial information presented in accordance with Canadian GAAP and, separately, in accordance with U.S. GAAP for each of the years ended December 31, 2010, 2009 and 2008. We derived this Canadian GAAP selected consolidated financial information from our audited consolidated financial statements comprised of consolidated balance sheets as at December 31, 2010, 2009 and 2008 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years ended December 31, 2010, 2009 and 2008, which are not included in this annual report. We derived this U.S. GAAP selected consolidated financial information also from our consolidated financial statements as at December 31, 2010, 2009 and 2008 and for the years ended December 31, 2010, 2009 and 2008, which include a discussion of the principal differences between Canadian GAAP and U.S. GAAP. Our consolidated financial statements as at December 31, 2010, 2009 and 2008 and for the years ended December 31, 2010, 2009 and 2008 prepared in accordance with Canadian GAAP have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on those consolidated financial statements prepared in accordance with Canadian GAAP is not included in this annual report.

The information presented below the caption “Other Financial Data and Ratios” is unaudited except for cash flows and capital expenditures, which have been derived from our IFRS and Canadian GAAP consolidated financial statements. The information presented below the caption “Operating Data” is not derived from our consolidated financial statements and is unaudited.

We caution you that the separate tables below include financial information based on IFRS, Canadian GAAP and U.S. GAAP, respectively. The information based on IFRS is not comparable to information prepared in accordance with Canadian GAAP or the information prepared in accordance with U.S. GAAP.

Our historical results are not necessarily indicative of our future financial condition or results of operations.

IFRS DATA

	Year ended December 31,
	2012	2011	2010
	(dollars in thousands, except percentages, ratios and Operating Data)
Consolidated Statement of Income Data:
Operating revenues:
Cable television	$1,079,343	$1,012,604	$950,590
Internet	772,497	698,234	644,283
Cable telephony	454,861	436,694	409,858
Mobile telephony	171,593	112,743	53,167
Business solutions	64,857	63,025	59,803
Equipment sales	43,428	55,885	59,893
Other	48,545	51,529	51,214

Total operating revenues	2,635,124	2,430,714	2,228,808
Purchase of goods and services	1,045,013	1,005,289	911,551
Employee costs	365,154	326,646	269,984
Amortization	487,084	408,133	291,738
Financial expenses(1)	174,250	158,042	153,193
Gain on valuation and translation of financial instruments	(82,054)	(56,142)	(24,373)
Restructuring of operations and other special items	537	15,332	11,380
Gain on debt refinancing	(1,292)	(2,713)	—
Income taxes expense	115,303	106,875	111,017

Net income	$531,129	$469,252	$504,318

Consolidated Balance Sheet Data (at year end):
Cash and cash equivalents	$164,131	$95,016	$96,335
Total assets	6,206,191	5,989,982	5,505,513
Long-term debt, excluding QMI subordinated loans(2)(3)	2,127,057	1,857,057	1,786,076
QMI subordinated loans(2)(3)	1,630,000	1,630,000	1,630,000
Capital stock	3,401	3,401	3,401
Equity attributable to shareholder	787,534	1,005,227	733,105
Cash dividends declared	760,000	140,000	437,000

Other Financial Data and Ratios:
Operating income(4)	$1,224,957	$1,098,779	$1,047,273
Operating income margin(4)	46.5%	45.2%	47.0%
Cash flows provided by operating activities	1,191,152	907,040	781,475
Cash flows used in investing activities	(741,363)	(825,904)	(1,062,045)
Cash flows (used in) provided by financing activities	(380,674)	(82,455)	226,596
Capital expenditures(5)	748,435	798,657	723,390
Ratio of earnings to fixed charges(6)	4.4x	4.4x	4.7x

Operating Data (at year end, except ARPU):
Homes passed(7)	2,701,242	2,657,315	2,612,406
Basic cable customers(8)	1,854,981	1,861,477	1,811,570
Basic cable penetration(9)	68.7%	70.1%	69.3%
Digital customers	1,484,589	1,400,814	1,219,599
Digital penetration(10)	80.0%	75.3%	67.3%
Cable Internet customers	1,387,657	1,332,551	1,252,104
Cable Internet penetration(9)	51.4%	50.1%	47.9%
Cable telephony customers	1,264,862	1,205,272	1,114,294
Cable telephony penetration(9)	46.8%	45.4%	42.7%
Mobile telephony lines	402,636	290,578	136,111
ARPU(11)	$111.57	$103.28	$95.73

CANADIAN GAAP DATA

	Year ended December 31,
	2010	2009	2008
	(dollars in thousands, except percentages, ratios and Operating Data)
Consolidated Statement of Income Data:
Operating revenues:
Cable television	$950,590	$875,550	$809,891
Internet	644,283	574,180	499,627
Cable telephony	409,858	353,773	286,063
Mobile telephony	53,167	41,422	31,630
Business solutions	59,803	58,326	63,592
Equipment sales	59,893	57,394	49,014
Other	51,214	59,728	87,390

Total operating revenues	2,228,808	2,020,373	1,827,207
Cost of sales and operating expenses	1,181,847	1,038,523	1,018,438
Amortization	294,200	241,164	213,043
Financial expenses(1)(12)	117,931	80,237	95,920
(Gain) loss on valuation and translation of financial instruments	(24,373)	(44,060)	19,677
Restructuring of operations and other special items	21,380	(2,057)	(1,414)
Income taxes expense	115,566	103,324	76,896
Non-controlling interest in a subsidiary	244	102	148

Net income	$522,013	$603,140	$404,499

Consolidated Balance Sheet Data (at year end):
Cash and cash equivalents	$96,335	$150,309	$—
Total assets	5,614,587	4,722,947	5,140,293
Long-term debt, excluding QMI subordinated loans(2)(3)	1,786,076	1,592,321	1,807,997
QMI subordinated loans(2)(3)	1,630,000	1,260,000	2,055,000
Capital stock	3,401	1	1
Shareholder’s equity	817,874	710,768	406,432
Cash dividends declared and reductions of paid-up capital	437,000	303,000	230,000

Other Financial Data and Ratios:
Operating income(4)	$1,046,961	$981,850	$808,769
Operating income margin(4)	47.0%	48.6%	44.3%
Cash flows provided by operating activities	816,737	888,383	712,259
Cash flows (used in) provided by investing activities	(1,097,307)	248,105	(1,043,945)
Cash flows provided by (used in) financing activities	226,596	(986,179)	331,686
Capital expenditures(5)	758,652	523,850	418,121
Ratio of earnings to fixed charges(6)	4.6x	6.0x	5.0x

Operating Data (at year end, except ARPU):
Homes passed(7)	2,612,406	2,575,315	2,542,859
Basic cable customers(8)	1,811,570	1,777,025	1,715,616
Basic cable penetration(9)	69.3%	69.0%	67.5%
Digital customers	1,219,599	1,084,100	927,322
Digital penetration(10)	67.3%	61.0%	54.1%
Cable Internet customers	1,252,104	1,170,570	1,063,847
Cable Internet penetration(9)	47.9%	45.5%	41.8%
Cable telephony customers	1,114,294	1,014,038	851,987
Cable telephony penetration(9)	42.7%	39.4%	33.5%
Mobile telephony lines	136,111	82,813	63,402
ARPU(11)	$95.73	$88.21	$81.17

U.S. GAAP DATA

	Year ended December 31,
	2010	2009	2008
	(dollars in thousands, except percentages, ratios and Operating Data)
Consolidated Statement of Income Data:
Operating revenues:
Cable television	$950,577	$878,903	$810,131
Internet	646,304	575,818	499,712
Cable telephony	414,503	358,146	286,195
Mobile telephony	53,167	41,422	31,630
Business solutions	59,803	58,326	63,592
Equipment sales	59,893	57,394	49,014
Other	51,214	59,728	87,390

Total operating revenues	2,235,461	2,029,737	1,827,664
Cost of sales and operating expenses	1,196,075	1,053,667	1,017,095
Amortization	306,939	252,153	225,587
Financial expenses(1)(12)	117,931	80,237	90,924
(Gain) loss on valuation and translation of financial instruments	(6,837)	(20,750)	30,105
Impairment of goodwill and other items	21,380	1,300	586
Income taxes expense	107,362	103,028	80,559
Non-controlling interest in a subsidiary	244	102	148

Net income	$492,367	$560,000	$382,660

Consolidated Balance Sheet Data (at year end):
Cash and cash equivalents	$96,335	$150,309	$—
Total assets	7,757,350	6,904,496	7,346,723
Long-term debt, excluding QMI subordinated loans(2)(3)	1,827,904	1,614,666	1,804,003
QMI subordinated loans(2)(3)	1,630,000	1,260,000	2,055,000
Capital stock	3,401	1	1
Shareholder’s equity	2,936,622	2,880,723	2,629,834
Cash dividends declared and reductions of paid-up capital	437,000	303,000	230,000

Other Financial Data and Ratios:
Operating income(4)	$1,039,386	$976,070	$810,569
Operating income margin(4)	46.5%	48.1%	44.4%
Cash flows provided by operating activities	808,362	886,603	712,259
Cash flows (used in) provided by investing activities	(1,088,932)	249,885	(1,043,945)
Cash flows provided by (used in) financing activities	226,596	(986,179)	331,686
Capital expenditures(5)	750,277	522,047	418,121
Ratio of earnings to fixed charges(6)	4.4x	5.6x	4.8x

(1)	We are party to a number of back-to-back transactions with Quebecor Media and 9101-0835 Québec inc., a subsidiary of Quebecor Media. With respect to these back-to-back transactions, we recorded interest expense of $213.9 million for the year ended December 31, 2012, $171.6 million for the year ended December 31, 2011, $169.4 million for the year ended December 31, 2010, $179.8 million for the year ended December 31, 2009, and $238.9 million for the year ended December 31, 2008, but we recorded $221.1 million, $177.4 million, $175.0 million, $185.8 million and $246.9 million in dividends from Quebecor Media in 2012, 2011, 2010, 2009 and 2008 respectively. See “Item 5. Operating and Financial Review and Prospects — Uses of Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Servicing of Subsidiary Subordinated Loan”.
(2)	For the years ended December 31, 2012, 2011, 2010, 2009 and 2008, the term “QMI subordinated loans” refers to the $1.0 billion and $870.0 million subordinated loans due 2022 we entered into in 2007 in favor of Quebecor Media (partly redeemed for $500.0 million and $525.0 million in 2009 and 2008, respectively), the $415.0 million subordinated loan due 2023 we entered into in 2008 in favor of Quebecor Media, the $1.3 billion subordinated loan due 2025 we entered into in 2010 in favor of Quebecor Media (partly redeemed for 930.0 million in 2010), the $125.0 million subordinated loan due 2022 one of our subsidiaries entered into in 2007 in favor of Quebecor Media (entirely redeemed in 2009), the $170.0 million subordinated loan due in 2023 one of our subsidiaries entered into in 2008 in favor of Quebecor Media (entirely redeemed in 2009), the $190.0 million subordinated loan due in 2024 one of our subsidiaries entered into in 2009 in favor of Quebecor Media (entirely redeemed in 2009), and the $3.8 billion and $3.95 billion subordinated loans due in 2026 one of our subsidiaries entered into in 2011 in favor of Sun Media Corporation, one of Quebecor Media’s subsidiaries (each of which were entirely redeemed in 2011). See “Item 5. Operating and Financial Review and Prospects — Uses of Liquidity and Capital Resources—Purchase of Shares of Quebecor Media and Servicing of Subsidiary Subordinated Loan”.

(3)	We believe that long-term debt, excluding QMI subordinated loans, provides investors with a meaningful measure of our long-term debt because the QMI subordinated loans are subordinated in right of payment to the prior payment in full of our senior indebtedness, including our notes, and because the proceeds of our QMI subordinated loans due 2022, 2023, 2024, 2025 and 2026 were invested in retractable preferred shares of Quebecor Media or its subsidiaries as part of back-to-back transactions to reduce our income tax obligations. Consequently, we disclose long-term debt, excluding QMI subordinated loans, as a supplemental measure of our indebtedness in this annual report. Long-term debt, excluding QMI subordinated loans, is not intended to be, and should not be, regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with IFRS, Canadian GAAP or U.S. GAAP. Long-term debt, excluding QMI subordinated loans, is calculated from and reconciled to long-term debt as follows:

	At December 31
AMOUNTS UNDER IFRS	2012	2011	2010
	(Canadian dollars in millions) (unaudited)
Long-term debt	$3,757.1	$3,487.1	$3,416.1
QMI subordinated loans(2)	(1,630.0)	(1,630.0)	(1,630.0)

Long-term debt, excluding QMI subordinated loans, as defined	$2,127.1	$1,857.1	$1,786.1

	At December 31
AMOUNTS UNDER CANADIAN GAAP	2010	2009	2008
	(Canadian dollars in millions) (unaudited)
Long-term debt	$3,416.1	$2,852.3	$3,863.0
QMI subordinated loans(2)	(1,630.0)	(1,260.0)	(2,055.0)

Long-term debt, excluding QMI subordinated loans, as defined	$1,786.1	$1,592.3	$1,808.0

	At December 31
AMOUNTS UNDER U.S. GAAP	2010	2009	2008
	(Canadian dollars in millions) (unaudited)
Long-term debt	$3,457.9	$2,874.7	$3,859.0
QMI subordinated loans(2)	(1,630.0)	(1,260.0)	(2,055.0)

Long-term debt, excluding QMI subordinated loans, as defined	$1,827.9	$1,614.7	$1,804.0

(4)	Operating income and ratios based on this measure are not required by or recognized under IFRS, Canadian GAAP or U.S. GAAP. We define operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain or loss on valuation and translation of financial instruments, restructuring of operations and other special items, gain on debt refinancing and income taxes. We defined operating income, as reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, gain or loss on valuation and translation of financial instruments, restructuring of operations and other special items, income taxes and non-controlling interests in a subsidiary. Under U.S. GAAP, we defined operating income, as reconciled to net income under U.S. GAAP, as net income before amortization, financial expenses, gain or loss on valuation and translation of financial instruments, impairment of goodwill and other items, income taxes, and non-controlling interests in a subsidiary. Operating income, and ratios using this measure, are not intended to be regarded as alternatives to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS, Canadian GAAP or U.S. GAAP. We use operating income because we believe that it is a meaningful measure in evaluating Videotron’s consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Videotron. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues. Measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies, therefore limiting its usefulness as a comparative measure. See “Presentation of Financial Information — Non-IFRS/Non-Canadian GAAP/Non-U.S. GAAP Measures”. Our operating income is calculated from and reconciled to net income under IFRS for the years ended December 31, 2012, 2011 and 2010 in the table below:

	Year ended December 31,
AMOUNTS UNDER IFRS	2012	2011	2010
	(dollars in millions) (unaudited)
Net income	$531.1	$469.3	$504.3
Amortization	487.1	408.1	291.7
Financial expenses(1)	174.3	158.0	153.2
Gain on valuation and translation of derivative instruments	(82.1)	(56.2)	(24.4)
Gain on debt refinancing	(1.3)	(2.7)	—
Restructuring of operations and other special items	0.6	15.3	11.4
Income taxes expense	115.3	107.0	111.1

Operating income, as defined	$1,225.0	$1,098.8	$1,047.3

The following table provides a reconciliation under Canadian GAAP of operating income to net income as presented in our historical consolidated financial statements not included in this annual report:

	Year ended December 31,
AMOUNTS UNDER CANADIAN GAAP	2010	2009	2008
	(dollars in millions) (unaudited)
Net income	$522.0	$603.1	$404.5
Amortization	294.2	241.2	213.0
Financial expenses(1)(12)	117.9	80.2	95.9
(Gain) loss on valuation and translation of derivative instruments	(24.4)	(44.1)	19.7
Restructuring of operations and other special items	21.4	(2.0)	(1.4)
Income taxes expense	115.6	103.4	76.9
Non-controlling interest in a subsidiary	0.3	0.1	0.2

Operating income, as defined	$1,047.0	$981.9	$808.8

The following table provides a reconciliation under U.S. GAAP of operating income to net income as presented in our historical consolidated financial statements not included in this annual report:

	Year ended December 31,
AMOUNTS UNDER U.S. GAAP	2010	2009	2008
	(dollars in millions) (unaudited)
Net income	$492.4	$560.0	$382.7
Amortization	306.9	252.2	225.6
Financial expenses(1)(12)	117.9	80.2	90.9
Impairment of goodwill and other items	21.4	1.3	0.6
(Gain) loss on valuation and translation of derivative instruments	(6.8)	(20.7)	30.1
Income taxes expense	107.4	103.0	80.6
Non-controlling interest in a subsidiary	0.2	0.1	0.1

Operating income, as defined	$1,039.4	$976.1	$810.6

(5)	Capital expenditures are comprised of acquisitions of fixed assets and intangibles assets, excluding licenses.
(6)	For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of net income plus income taxes, fixed charges, amortized capitalized interest, less interest capitalized, and (ii) fixed charges consist of interest expensed and capitalized, excluding interest on QMI subordinated loans, plus premiums and discounts amortization, financing fees amortization and an estimate of the interest within rental expense.
(7)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.
(8)	“Basic cable customers” are customers who receive basic cable television service in either analog or digital mode.
(9)	Represents customers as a percentage of total homes passed.
(10)	Represents customers for the digital service as a percentage of basic cable customers.
(11)	ARPU is an industry metric that we use to measure our monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS, or recognized under or consistent with Canadian GAAP, and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate our combined ARPU by dividing our combined cable television, Internet access, cable and mobile telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period. Specific ARPU for each of our four lines of services is calculated by dividing the revenue generated from those subscribers by the average number of subscribers for such service during the period, and then dividing the resulting amount by the number of months in the applicable period.
(12)	A wholly-owned subsidiary of Videotron entered into back-to-back transactions with Quebecor Media and 9101-0835 Québec inc. With respect to these back-to-back transactions, we recorded interest expense of $48.6 million in the year ended December 31, 2009 and $30.9 million in the year ended December 31, 2008, but we recorded $50.2 million and $31.9 million in dividends from Quebecor Media for 2009 and 2008 respectively. No such interest or dividends were recorded in the years ended December 31, 2012, 2011 and 2010 since the subordinated loans relating to such back-to-back transactions were entirely redeemed on January 1, 2010.

B-	Capitalization and Indebtedness

Not applicable.

C-	Reasons for the Offer and Use of Proceeds

Not applicable.

D-	Risk Factors

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

Our cable business competes against providers of direct broadcast satellite (or “DBS,” which in Canada are also referred to as “DTH,” for “direct-to-home” satellite providers), multichannel multipoint distribution systems (or “MDS”), and satellite master antenna television systems. In addition, we compete against incumbent local exchange carriers (or “ILECs”), which have secured licenses to launch video distribution services using video digital subscriber line (or “VDSL”) technology (also known as internet protocol television or “IPTV”). The main ILEC in our market holds a regional license to provide terrestrial broadcasting distribution in Montréal and several other communities in the Province of Québec. The same ILEC recently launched its own IPTV service in Montréal (including a portion of the greater Montreal area) and in Québec City. A full rollout throughout the Province of Québec is expected in the years to come. The direct access to some broadcasters’ web sites that provide in high definition streaming video-on-demand content is also available for some of the same channels we offer in our television programming. In addition, third-party Internet access providers could launch IP video services in our footprint.

We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include the video store industry (rental & sale) as well as other emerging content delivery platforms. Furthermore, over-the-top (“OTT”) content providers, such as Netflix, are expected to compete for viewership.

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

In our Internet access business, we compete against other Internet service providers (or “ISPs”) offering residential and commercial Internet access services as well as WiMAX and open Wi-Fi networks in some cities. In addition, satellite operators such as Xplornet are increasing their existing high-speed Internet access (“HSIA”) capabilities with the launch of high-throughput satellites, targeting households in rural and remote locations and claiming future download speeds of up to 25 Mbps. The CRTC also requires cable and ILEC network providers, including ourselves, to offer wholesale access to our high-speed Internet systems to third party ISP competitors for the purpose of providing retail Internet access services. These third party ISP competitors may also provide telephony and networking applications.

Our cable telephony business has numerous competitors, including ILECs, competitive local exchange carriers (or “CLECs”), mobile telephony service operators and other providers of telephony, VoIP and Internet communications, including competitors that are not facilities-based and therefore have a much lower infrastructure cost. In addition, internet protocol-based (“IP-based”) products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on our business, prospects and results of operation.

In our mobile telephony business, we compete against a mix of market participants, some of them being active in some or all the products we offer, with others offering only mobile telephony services in our market. In addition, users of mobile voice and data systems may find their communications needs satisfied by other current or developing adjunct technologies, such as Wi-Fi, WiMax, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those we provide or may in the future provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. For instance, some providers of mobile telephony services (including most of the incumbent carriers as well as at least one other new entrant) have launched lower-cost mobile telephony services in order to acquire additional market share and increase their respective mobile telephony penetration rates in our market. Also, the Canadian incumbents have started rolling out their LTE 4G networks, and this technology is expected to become an industry standard. The cost of implementing, modifying our existing network or competing against future technological innovations may be prohibitive to us, and we may lose customers if we fail to keep pace with these changes or fail to keep pace with surging network capacity demand. Any of these factors could adversely affect our ability to operate our mobile business successfully and profitably. Moreover, we may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations. See also the risk factor “— We are using a technology for which only a limited offer of handsets is available, which could increase our customer acquisition cost and reduce our competitiveness.”

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

In addition, various aspects of mobile communications operations, including the ability of mobile providers to enter into interconnection agreements with traditional landline telephone companies and the ability of mobile providers to manage data traffic on their networks, are subject to regulation by the CRTC. Regulations adopted or actions taken by the government agencies having jurisdiction over any mobile business that we may develop could adversely affect our mobile business and operations, including actions that could increase competition or our costs.

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

Our strategy of maintaining a leadership position in the suite of products and services we offer and launching new products and services requires capital investments in our network and infrastructure to support growth in our customer base and demands for increased bandwidth capacity and other services. In this regard, we have in the past required substantial capital for the upgrade, expansion and maintenance of our network and the launch and deployment of new or additional services. We expect that additional capital expenditures will be required in the short and medium term in order to expand and maintain our systems and services, including expenditures relating to advancements in Internet access and high definition television (“HDTV”), as well as the cost of our mobile services infrastructure deployment.

The demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further accelerate, driven by the following increases: levels of broadband penetration; need for personal connectivity and networking; affordability of smartphones and Internet-only devices (e.g., high-usage data devices such as mobile Internet keys, tablets and electronic book readers); multimedia-rich services and applications; wireless competition; and possibly unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. We may have to acquire additional spectrum, if available and if economically reasonable, in order to address this increased demand. The ability to acquire additional spectrum (if needed) is dependent on the timing and the rules established by Industry Canada. If we are not successful in acquiring additional spectrum if needed on reasonable terms, it could have a material adverse effect on our business, prospects and financial condition. See also “Item 4. Information on the Company — Regulation — Canadian Telecommunications Services — Regulatory Framework for Mobile Wireless Services.”

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

See also the risk factors “— We operate in highly competitive industries that are experiencing rapid technological developments, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations”, “— We compete, and will continue to compete, with alternative technologies and we may be required to invest a significant amount of capital to address continuing technological evolution and development” and “— We may be required from time to time to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us.”

We may need to support increasing costs in securing access to support structures needed for our cable network.

We require access to the support structures of hydro electric and telephone utilities and to municipal rights of way to deploy our cable network. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). We have entered into comprehensive support structure access agreements with all of the major hydro electric companies and all of the major telecommunications companies in our service territory. Our agreement with Hydro-Québec, the most significant of them, expired in December 2012. Negotiations are under way toward renewing this agreement. An increase in rates charged by Hydro-Québec could have a significant impact on Videotron’s cost structure.

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

We provide our digital television, Internet access and cable telephony services through a primary headend and our analog television services through twelve additional regional headends in our single clustered network. Despite available emergency backup or replacement sites, a failure in our primary headend, including pursuant to exogenous threats, such as natural disasters, sabotage or terrorism, or dependence on certain external infrastructure providers (such as electricity), could prevent us from delivering some of our products and services throughout our network until we have resolved the failure, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation.

We are dependent upon our information technology systems and those of certain third-parties. The inability to enhance our systems, or to protect them from a security breach or disaster, could have an adverse impact on our financial results and operations.

The day-to-day operation of our business is highly dependent on information technology systems, including those of certain third-party suppliers. An inability to maintain and enhance our existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products and services could have an adverse impact on our ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position. In addition, although we use industry standard networks and established information technology security and survivability/disaster recovery practices, a security breach or disaster or a violation of our internet security could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

We may not be able to protect our services from piracy, which may have an adverse effect on our customer base and lead to a possible decline in revenues.

In our cable, Internet access and telephony business, we may not be able to protect our services and data from piracy. We may be unable to prevent electronic attacks to gain unauthorized access to our network, analog and digital programming, and our Internet access services. We use encryption technology to protect our cable signals from unauthorized access and to control programming access based on subscription packages. We may not be able to develop or acquire adequate technology to prevent unauthorized access to our network, programming and data, which may have an adverse effect on our customer base and lead to a possible decline in our revenues as well as significant remediation costs and legal claims.

Malicious and abusive Internet practices could impair our cable data services.

Our cable data customers utilize our network to access the Internet and, as a consequence, we or they may become victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including deterioration of service, excessive call volume to call centers and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, to loss of customers or revenue, in addition to increased costs to service our customers and protect our network. Any significant loss of cable data, customers or revenue, or a significant increase in costs of serving those customers could adversely affect our reputation, growth, business, prospects, financial condition and results of operations.

We depend on third-party suppliers and providers for services, information and other items critical to our operations.

We depend on third-party suppliers and providers for certain services, hardware and equipment that are critical to our operations and network evolution. These materials and services include set-top boxes, mobile telephony handsets and network equipment, cable and telephony modems, servers and routers, fibre-optic cable, telephony switches, inter-city links, support structures, software, the “backbone” telecommunications network for our Internet access and telephony services, and construction services for expansion and upgrades of our cable and mobile networks. These services and equipment are available from a limited number of suppliers and therefore we face the risks of supplier disruption, including pursuant to business difficulties, restructuring or supply-chain issues. If no supplier can provide us with the equipment or services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected. See also the risk factor “— We are using a technology for which only a limited offer of handsets is available, which could increase our customer acquisition cost and reduce our competitiveness”.

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

As of December 31, 2012, approximately 61% of our employees are unionized, and the terms of their employment are governed by one of our five regional collective bargaining agreements.

We are not currently subject to a labour dispute. Nevertheless, we can neither predict the outcome of current or future negotiations relating to labour disputes, union representation or renewal of collective bargaining agreements, nor provide any assurance that we will not experience future work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or any other form of work stoppage, we could experience a significant disruption to our operations, damage to our property and/or interruption to our services, which could adversely affect our business, assets, financial position, results of operations and reputation. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and results of operations. Such could be the case if current or future labour negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs is limited by the terms of our collective bargaining agreements.

We could be impacted by increased pension plan liabilities.

The economic cycle and employee demographics could have a negative impact on the funding of our defined benefit pension plans and the related expenditures. There is no guarantee that the expenditures and contributions required to fund these pension plans will not increase in the future and therefore negatively impact our operating results and financial position. Risks related to the funding of defined benefit plans may materialize if total obligations with respect to a pension plan exceed the total value of its trust fund. Shortfalls may arise due to lower-than-expected returns on investments, changes in the discount rate used to assess the pension plan’s obligations, and actuarial losses. This risk is mitigated by policies and procedures instituted by us and our pension committees to monitor investment risk and pension plan funding. It is also mitigated by the fact that some of the Company’s defined benefit pension plans are no longer offered to new employees.

We may be adversely affected by exchange rate fluctuations.

Most of our revenues and expenses are denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes and cable modems, mobile devices (handsets) and certain capital expenditures, including certain costs related to the development and maintenance of our mobile network, are paid in U.S. dollars. Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon is payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. Although we have entered into transactions to hedge the exchange rate risk with respect to 100% of our U.S. dollar-denominated debt outstanding at December 31, 2012, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt, these hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms or at all.

In addition, certain cross-currency interest rate swaps entered into by Videotron and its parent company include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2012, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward contracts was in a net liability position of $231.2 million on a consolidated basis. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

The volatility and disruptions in the capital and credit markets could adversely affect our business, including the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they become due.

The capital and credit markets have experienced significant volatility and disruption over the last several years, resulting in periods of upward pressure on the cost of new debt capital and severe restrictions in credit availability for many companies. In these periods, the disruptions in the capital and credit markets have also resulted in higher interest rates or greater credit spreads on issuance of debt securities and increased costs under credit facilities. Disruptions in the capital and credit markets could increase our interest expense, thereby adversely affecting our results of operations and financial position.

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

Longer-term volatility and continued disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect our access to the liquidity and the affordability of funding needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Continued market disruptions and broader economic challenges may lead to lower demand for certain of our products and increased incidences of customers’ inability to pay or timely pay for the services or products that we provide. Events such as these could adversely impact our results of operations, cash flows, financial position and prospects.

Risks Relating to Regulation

We are subject to extensive government regulation and policy-making. Changes in government regulation or policies could adversely affect our business, financial condition, prospects and results of operations.

Our operations are subject to extensive government regulation and policy-making in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. There are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses and telecommunications carriers in Canada, although the federal government recently eliminated the foreign ownership restrictions on telecommunications companies with less than 10 percent of total Canadian telecommunications market revenues. Our broadcasting distribution and telecommunications operations (including

Internet access service) are regulated respectively by the Broadcasting Act (Canada) (the “Broadcasting Act”) and the Telecommunications Act and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the federal cabinet. Our wireless and cable operations are also subject to technical requirements, license conditions and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”), which is administered by Industry Canada.

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

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2012, we had $2.3 billion of consolidated long-term debt (excluding Quebecor Media subordinated loans). Our indebtedness could have significant consequences, including the following:

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

Although we have significant indebtedness, as at December 31, 2012, we had approximately $575.0 million available for additional borrowings under our existing credit facilities, and the indentures governing our outstanding Senior Notes permit us to incur substantial additional indebtedness in the future. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, see Notes 17 and 24 of our audited consolidated financial statements for the year ended December 31, 2012 included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.”

Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.

Our Senior Secured Credit Facilities and the respective indentures governing our outstanding Senior Notes contain a number of operating and financial covenants restricting our ability to, among other things:

•	incur indebtedness;

•	create liens;

•	pay dividends on or redeem or repurchase our stock;

•	make certain types of investments;

•	restrict dividends or other payments from restricted subsidiaries;

•	enter into transactions with affiliates;

•	issue guarantees of debt; and

•	sell assets or merge with other companies.

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

We may be required from time to time to refinance certain of our existing debt at or prior to maturity. Our ability to obtain additional financing to repay such existing debt at maturity will depend upon a number of factors, including prevailing market conditions and our operating performance. The tightening of credit availability and the challenges affecting global capital markets could also limit our or our subsidiaries’ ability to refinance existing maturities. There can be no assurance that any such financing will be available to us on favorable terms or at all. See also the risk factor “— The volatility and disruptions in the capital and credit markets could adversely affect our business, including the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they become due.”

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

If we experience certain change of control events, as specified in the respective indentures governing our Senior Notes, or if we or our subsidiaries dispose of significant assets under specified circumstances, we may be required to make an offer to repurchase all of our Senior Notes prior to maturity. We can provide no assurance that we will have sufficient funds or be able to arrange for additional financing to repurchase our Senior Notes following such change of control or asset sale. There is no sinking fund with respect to our outstanding Senior Notes.

In addition, a change of control would be an event of default under our Senior Secured Credit Facilities. Any future credit agreement or other agreements relating to our senior indebtedness to which we become a party may contain similar provisions. Our failure to repurchase our Senior Notes if required upon a change of control would, pursuant to the terms of the respective indentures governing our outstanding Senior Notes, constitute an event of default under such indentures. Any such default could, in turn, constitute an event of default under future senior indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, we may not have sufficient funds to repurchase our Senior Notes and repay the debt.

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

The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the CCAA have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under our outstanding Senior Notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustees could exercise their respective rights under the respective indentures governing each series of our Senior Notes or whether and to what extent holders of our Senior Notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the respective trustees.

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

We are incorporated under the laws of the Province of Québec. Substantially all of our Directors, controlling persons and officers are residents of Canada or other jurisdictions outside the United States, and all or a substantial portion of their assets and substantially all of our assets are located outside the United States. We have agreed, in accordance with the terms of the respective indentures governing each series of our Senior Notes (other than our Canadian-dollar denominated notes), to accept service of process in any suit, action or proceeding with respect to the indentures or such notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may be difficult for holders of our Senior Notes to effect service of process within the United States upon directors, controlling persons, officers and experts who are not residents of the United States or to enforce against us or them in the United States upon judgments of courts of the United States predicated upon civil liability under United States federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon United States federal or state securities laws against us or against our directors, controlling persons, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States.

Although our Senior Notes are referred to as “senior notes,” they are effectively subordinated to our secured indebtedness and structurally subordinated to the liabilities of our subsidiaries.

Our Senior Notes are unsecured and, therefore, are effectively subordinated to any secured indebtedness that we may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving us, the assets that serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the notes. The notes are effectively subordinated to any borrowings under our senior secured credit facilities. In addition, our senior secured credit facilities and the respective indentures governing our Senior Notes and the notes permit us to incur additional secured indebtedness in the future, which could be significant.

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

Subject to the realization of various conditions and factors, we may have to record, in the future, asset impairment charges, which could be material and could adversely affect our future reported results of operations and shareholders’ equity.

We have recorded, in the past, asset impairment charges which, in some cases, have been material. Subject to the realization of various factors, including, but not limited to, continuous weak economic or market conditions, we may be required to record, in accordance with International Financial Reporting Standard (IFRS) accounting valuation principles, a non-cash charge if the financial statement carrying value of an asset is in excess of its recoverable value. Any such asset impairment charge could be material and may adversely affect our future reported results of operations and shareholders’ equity, although such charges would not affect our cash flow.

ITEM 4 – INFORMATION ON THE COMPANY

A-	History and Development of the Company

We were founded on September 1, 1989 as part of the amalgamation of our two predecessor companies, namely Videotron Ltd. and Télé-Câble St-Damien inc., under Part IA of the Companies Act (Québec) (since February 14, 2011, the Business Corporations Act (Québec)). On October 23, 2000, we were acquired by Quebecor Media.

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

Since December 31, 2009, we have undertaken and/or completed several capital expenditures, business development projects and transactions, including, among others, the following:

•

We have continued to actively pursue the roll-out of our 4G network. As of December 31, 2012, our mobile telephony service was available to more than 7 million people across the Province of Québec and in Eastern Ontario. During 2012, we activated 112,058 net new lines on our new advanced mobile network at a pace of approximately 9,338 net new lines per month, bringing our total mobile customer base to 402,636 activated lines.

•

On March 14, 2012, we issued US$800.0 million aggregate principal amount of our 5% Senior Notes due 2022 for net proceeds of $787.6 million (net of financing expenses). We used the proceeds to repurchase and retire all US$395.0 million aggregate principal amount of our outstanding 6 7/8 % Senior Notes due 2014, to fully repay the borrowings under our revolving credit facility, to pay related fees and expenses and the remainder for general corporate purposes.

•	On July 20, 2011, we amended our $575.0 million revolving credit facility to extend the expiry date from April 2012 to July 2016 and to modify certain other terms and conditions thereof.

•

On July 5, 2011, we issued $300.0 million aggregate principal amount of our 6 7/8 % Senior Notes due 2021 for net proceeds of $294.8 million (net of financing expenses). We used the net proceeds to redeem and retire US$255.0 million in aggregate principal amount of our issued and outstanding 6 7/8 % senior notes due 2014.

•	On May 1, 2011, we acquired Jobboom inc., a subsidiary of an affiliated corporation for a cash consideration of $32.1 million.

•	On September 9, 2010, we launched our High Speed Packet Access (“HSPA+”) mobile communication network.

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

•

In January 2010, we issued $300.0 million aggregate principal amount of our 7 1/8 % Senior Notes due 2020 for net proceeds of $293.9 million (net of financing expenses). We used the proceeds to repay the drawings under our senior secured credit facilities and for general corporate purposes.

B-	Business Overview

Overview

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, as well as an Internet service provider and a provider of cable and mobile telephony services in the Province of Québec. Our cable network covers approximately 78% of the Province of Québec’s approximately 3 million residential and commercial premises.

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

In addition, through our Le SuperClub Vidéotron subsidiary, we are the franchisor of the largest chain of video and video game rental stores in the Province of Québec and among the largest of such chains in Canada. We had a total of 205 retail locations as of December 31, 2012.

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

Competitive Strengths

Leading Market Positions

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers. We believe that our strong market position has enabled us to launch and deploy new products and services more effectively. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the areas we serve. Our extensive proprietary and third-party retail distribution network of stores and points of sale, including both the Le SuperClub Vidéotron stores and our Videotron-branded stores and kiosks, assist us in marketing and distributing our advanced telecommunications services, such as cable Internet access, digital television and mobile telephony, on a large scale basis. We are the franchisor of the largest chain of video stores in the Province of Québec through our Le SuperClub Vidéotron subsidiary.

Differentiated Bundled Services

Through our technologically advanced fixed and mobile network, we offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, video-on-demand and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile telephony services. In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service that enables our customers to download data at a higher speed than currently offered by standard digital subscriber line or DSL technology. We also offer the widest range of French-language programming in Canada including content from our illico-on-Demand service available on our illico Digital TV, illico web and illico mobile platforms. Customers can interrupt and resume programming at will on any of these three illico platforms.

Advanced Broadband Network

We are able to leverage our advanced broadband network, substantially all of which is bi-directional, to offer a wide range of advanced services on the same media, such as digital television, video-on-demand, cable Internet access and cable telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that ongoing capital expenditures will be required to accommodate the evolution of our products and services and to meet the demand for increased capacity.

Focused and Highly Reliable Network Cluster

Our single hybrid fibre coaxial clustered network covers approximately 78% of the Province of Québec’s total addressable market and nine of the province’s top ten urban areas. We believe that our single cluster and network architecture provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services such as illico TV new generation, and a lower cost structure through reduced maintenance and technical support costs.

Strong, Market-Focused Management Team

We have a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications and technology. Under the leadership of our senior management team, we have, among other things, improved penetration of our HSIA offering, our VoIP telephony services, our cable products and our mobile telephony services, including through the successful build-out and launch of our mobile telephony network.

Products and Services

We currently offer our customers cable services, mobile telephony services, business telecommunications services and video and video games rental services (as franchisor).

Cable Services

i.	Advanced Cable-Based Products and Services

Cable’s large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet access, digital television, cable telephony and selected interactive services. In April, 2012, we launched illico TV new generation, offering a new interface with entirely redesigned ergonomics for fluid, intuitive navigation, as well as additional value-added features. We intend to continue to develop and deploy additional added-value services to further broaden our service offering.

•

Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our customers primarily via cable modems. We generally provide this service at download speeds of up to 60 Mbps. In some portions of the network, we offer download speeds of up to 200 Mbps. As of December 31, 2012, we had 1,387,657 cable Internet access customers, representing 74.8% of our basic customers and 51.4% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 51.7% as of December 31, 2012.

•

Digital Television. We have installed headend equipment capable of delivering digitally encoded transmissions to a two-way digital set-top box in the customer’s home and premises. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services. Our basic digital package includes 29 television channels, audio services providing CD-quality music, 18 AM/FM radio channels, an interactive programming guide as well as television based e-mail capability. Our extended digital basic television offering allows customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of more than 300 additional channels, including U.S. super-stations and other special entertainment programs. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. We also offer pre-packaged themed service tiers in the areas of news, sports and discovery. Customers who purchase basic service and one customized package can also purchase channels on an à la carte basis at a specified cost per channel per month or choose one of our customized package adding 10, 20 or 30 of their favorite channels to the basic programming. As part of our digital service offering, customers can also purchase near-video-on-demand services on a per-event basis. As of December 31, 2012, we had 1,484,589 customers for our digital television service, representing 80.0% of our total basic customers and 55.0% of our total homes passed. Our customers currently have the option to purchase or lease the digital set-top boxes required for digital service.

•

Cable Telephony. We offer cable telephony service using VoIP technology. We offer discounts to our customers who subscribe to more than one of our services. As of December 31, 2012, we had 1,264,862 subscribers to our cable telephony service, representing a penetration rate of 68.2% of our basic cable subscribers and 46.8% of our homes passed.

•

Video-On-Demand. Video-on-demand service enables digital cable customers to rent content from a library of movies, documentaries and other programming through their digital set-top box, Internet access or mobile phone respectively through illico web and illico mobile. Our digital cable customers are able to rent their video-on-demand selections for a period of up to 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during their rental period. In addition, customers can now resume viewing on-demand programming that was paused on either the television, illico web or illico mobile. We sometimes group movies, events or TV programs available on video-on-demand and offer them, when available, for a period of seven days. We also offer a substantial amount of video-on-demand content free of charge to our digital cable customers, comprised predominantly of previously aired television programs and youth-oriented programming. In March of 2013, we introduced Club Unlimited, a flat-fee plan offering a rich and varied selection of unlimited, on-demand content (movies, television shows, children’s shows, documentaries, comedy performances and concerts). In addition, we offer pay television channels on a subscription basis that permits our customers to access and watch most of the movies available on the linear pay TV channels these clients subscribe to.

•	Pay-Per-View (Canal Indigo). Canal Indigo is a group of pay-per-view channels that allows our digital customers to order live events and movies based on a pre-determined schedule.

ii.	Traditional Cable Television Services

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

As of December 31, 2012, we had 370,392 customers for our analog television service, representing 20.0% of our total basic customers.

Mobile Services

On September 9, 2010, we launched our HSPA+ mobile communication network (4G). As of December 31, 2012, most households and businesses on our cable footprint had access to our advanced mobile services. Prior to launching our HSPA+ network, we had been offering mobile wireless telephony services as a Mobile Virtual Network Operator (“MVNO”) since 2006.

Under an arrangement with Industry Canada, we launched fixed wireless Internet access in selected rural areas of the Province of Québec in December 2011. Powered by our HSPA+ network, this service allows thousands of households and businesses that had no access to high speed cable Internet to benefit from a reliable and professionally installed high speed Internet. As a result, we extended our residential and business Internet footprint to dozens of underserved municipalities across the Province of Québec.

Our strategy in the coming years is to build on our position as a telecommunications leader with our 4G mobile services. With these services, we provide an offering of advanced mobile telecommunications services to consumers and small and medium-sized businesses that are based on effective and reliable technology as well as diverse and convergent content. Our mobile service is the cornerstone of a corporate business strategy geared toward harnessing all of Quebecor Media’s creative resources and providing consumers with access to technology, services and information anytime, anywhere.

As of December 31, 2012, there were 402,636 lines activated on our mobile telephony services, representing a year-over-year increase of 112,058 lines (38.6%).

Business Telecommunications Services

Videotron Business Solutions is a premier full-service business telecommunications provider. We serve three customer segments: small and medium-sized businesses, large businesses, and telecommunications carriers. In recent years, we have significantly grown our customer base and have become an important player in the business telecommunications segment in the Province of Québec. Products and services for small and medium-sized businesses are supported by our coaxial technology and our solid expertise in business services. Customized solutions designed to meet customers’ needs incorporating tools such as fiber-optic landlines, high speed Internet access, television, telephony services, website hosting, private network connectivity and audio and video transmission, all based on state-of-the-art technology, are also offered to large businesses and carriers. We also offer mobile communication services, telephony services using our multiple label switching (“MPLS”) network and up to 200Mbps high speed Internet access targeted at small and medium -size businesses using our Hybrid fiber coaxial (“HFC”) network.

Video Rental Services

Through Le SuperClub Vidéotron, we are the franchisor of the largest chain of video and video game rental stores in the Province of Québec and among the largest of such chains in Canada. We had a total of 205 retail locations as of December 31, 2012. With the majority of these retail locations offering our suite of telecommunication services and products, Le SuperClub Vidéotron is both a showcase and a valuable and cost-effective distribution network for our growing array of advanced products and services, such as cable Internet access, digital television and cable and mobile telephony.

Jobboom and Réseau Contact

Jobboom.com is a unique web-based employment site with over 2.5 million members as of December 31, 2012. The activities of Jobboom also include Les Éditions Jobboom (a careers book editor) and Jobboom Formation (an internet directory of continuing education services).

RéseauContact.com is the largest French-language dating and friendship website in the Province of Québec.

Customer Statistics Summary

The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,
	2012	2011	2010	2009	2008
Homes passed(1)	2,701,242	2,657,315	2,612,406	2,575,315	2,542,859
Cable
Basic customers(2)	1,854,981	1,861,477	1,811,570	1,777,025	1,715,616
Penetration(3)	68.7%	70.1%	69.3%	69.0%	67.5%
Digital customers	1,484,589	1,400,814	1,219,599	1,084,100	927,322
Penetration(4)	80.0%	75.3%	67.3%	61.0%	54.1%
Dial-up Internet Access
Dial-up customers	2,258	2,986	3,851	4,988	6,533
Internet Over Wireless
Internet over wireless customers	7,129	5,644	2,319	—	—
Cable Internet Access
Cable modem customers	1,387,657	1,332,551	1,252,104	1,170,570	1,063,847
Penetration(3)	51.4%	50.1%	47.9%	45.5%	41.8%
Telephony Services
Cable telephony customers	1,264,862	1,205,272	1,114,294	1,014,038	851,987
Penetration(3)	46.8%	45.4%	42.7%	39.4%	33.5%
Mobile telephony lines(5)	402,636	290,578	136,111	82,813	63,402

(1)	Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.
(2)	Basic customers are customers who receive basic cable service in either the analog or digital mode.
(3)	Represents customers as a percentage of total homes passed.
(4)	Represents customers for the digital service as a percentage of basic cable customers.
(5)	Prior to September 9, 2010, represents lines under our MVNO service offering.

Industry Overview

Cable Television Industry

i.	Industry Data

Cable television has been available in Canada for more than 50 years and is a well developed market. As of August 31, 2011, the most recent date for which data is available, there were approximately 8.5 million cable television customers in Canada. For the twelve months ended August 31, 2011 (the most recent data available), total industry revenue was estimated to be over $10.9 billion and is expected to grow in the future based on the fact that Canadian cable operators have aggressively upgraded their networks and broadened their offerings of products and services. The following table summarizes the most recent available annual key statistics for the Canadian and U.S. cable television industries.

		Twelve Months Ended August 31,
		2011		2010		2009		2008		2007	CAGR(1)
	(Dollars in billions and basic cable customers in millions)
Canada
Industry Revenue(2)			$10.9		$10.1		$9.2		$8.2	$7.1	11.4%
Basic Cable Customers(2)			8.5		8.3		8.1		7.9	7.7	2.5%

	2012	2011		2010		2009		2008			CAGR(3)
	(US dollars in billions, homes passed and basic cable customers in millions)
U.S.
Industry Revenue	n/a	US$	97.6	US$	93.7	US$	90.2	US$	86.3		n/a
Homes Passed(4)	131.2		130.3		129.3		125.7		124.2		1.10%
Basic Cable Customers	56.8		58.0		59.8		62.6		63.7		-2.27%
Basic Penetration	43.7%		44.4%		45.5%		49.8%		51.3%		—

Source of Canadian data: CRTC.

Source of U.S. data: NCTA, A.C. Nielsen Media Research and SNL Kagan.

(1)	Compounded Canadian annual growth rate from 2007 through 2011.
(2)	Including IPTV since 2008.
(3)	Compounded U.S. annual growth rate from 2008 through 2012.
(4)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable distribution network in a given cable system service area in which the programming services are offered.

ii.	Expansion of Digital Distribution and Programming

In recent years, digital technology has significantly expanded the range of services that may be offered to our customers. We now offer 421 channels on our digital platform (82 in HD), including 224 English-language channels, 100 French-language channels, 10 time-shifting channels, 65 radio/music channels and 25 others.

Many programming services have converted to high-definition format and HDTV programming is steadily increasing. We believe that the availability of HDTV programming will continue to increase significantly in the coming years and will result in a higher penetration level of digital distribution.

Our strategy over the coming years will be to continue the expansion in our offering and to maintain the quality of our programming. Our cable television service depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates and will be an important factor in our success to maintain the attractiveness of our services to customers. In addition, we will continue working on the expansion of our added-value products, such as video-on-demand, digital television interactive content and certain content, such as certain sporting events, movies and documentaries, using new 3D technologies.

Mobile Telephony Industry

In terms of wireless penetration rate (i.e., the number of active SIM cards and/or connected lines versus total population, expressed as a percentage), the Canadian mobile telephony market is relatively under-developed. Based on The Netsize Guide 2011: Truly mobile, Canada occupies the fortieth position out of forty-one countries in terms of wireless penetration. Comparatively, according to Global Mobile Statistics, the United States had a penetration rate of 94.1% as of November 30, 2011, while Europe’s overall penetration rate reached 120%. As of September 30, 2012, the Province of Québec had a penetration rate under the Canadian average (67.8% vs. 77.8% according to the CRTC).

The wireless spectrum auction completed in July 2008 has brought new players onto the market, which led to lower prices for customers. To respond to this new offer, traditional incumbents launched, or have operated for some time, low-price subsidiaries. As of September 30, 2012, incumbents were still dominant in the industry in Canada, with market share of approximately 90% in the Province of Québec, according to internal estimates.

With an increasing number of regional operators competing on price, coverage, handset offers and technological reliability, the Canadian wireless industry is highly competitive. With the deployment of Advanced Wireless Networks throughout the country and the increasing penetration rate among younger customers, the demand for technologically advanced bandwidth-hungry devices (smartphones, tablets, etc.) is increasing rapidly. As of December 31, 2012, there were more than 26.0 million subscribers in Canada.

Pricing of our Products and Services

Our revenues are derived from the monthly fees our customers pay for cable television, Internet and telephony and mobile services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our customers who subscribe to more than one of our services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2012, the average monthly invoice on recurring subscription fees per customer was $98.80 and approximately 79.0% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes, are also charged to customers.

Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings.

Our Network Technology

Cable

As of December 31, 2012, our cable systems consisted of 30,126 km of fibre optic cable and 45,444 km of coaxial cable, passing approximately 2.7 million homes and serving approximately 2.1 million customers. Our network is the largest broadband network in the Province of Québec covering approximately 78% of households and, according to our estimates, more than 75% of the businesses located in the major metropolitan areas of the Province of Québec. Our extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

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

We have adopted the HFC network architecture as the standard for our ongoing system upgrades. HFC network architecture combines the use of fibre optic cable with coaxial cable. Fibre optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fibre optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. Traditionally, our system design provided for cells of approximately 500 homes each to be served by fibre-optic cable. To allow for this configuration, secondary headends were put into operation in the Greater Montréal Area and in the Greater Québec City Area. Remote secondary headends must also be connected with fibre optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream information (two-way).The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided us with significant flexibility to offer customized programming to individual cells of approximately 500 homes, which is critical to our advanced services, such as video-on-demand, Switched Digital Video Broadcast and the continued expansion of our interactive services. Starting in 2008, we began an extensive network modernization effort in the Greater Montréal Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet services. This ongoing modernization implies an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extends the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative results in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services which are presently unrivalled. The overall architecture employs Division Wavelength Multiplexing (“DWM”), which allows us to limit the amount of fibre required, while providing an effective customization potential. As such, in addition to the broadcast information, up to 24 wavelengths can be combined on a transport fibre from the secondary headend to a 3,000 home aggregation point. Each of these wavelengths is dedicated to the specific requirements of 125 homes. The RF spectrum is set with analog content (to be phased out eventually) and digital information using quadrature amplitude modulation. MPEG video compression techniques and the Data over Cable Service Interface Specification (“DOCSIS”) protocol allow us to provide a great service offering of standard definition and high definition video, as well as complete voice and Internet services. This modernization project gives us flexibility to meet customer needs and future network evolution requirements. The modernization of the Greater-Montréal network is scheduled to be completed by 2017.

Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. Approximately 99.7% of our network in the Province of Québec has been upgraded to a bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever increasing speed of Internet access and increasing demand for our cable telephony service, further investment in the network will be required.

Mobile Telephony

During 2012, we continued our HSPA+ network expansion and densification plan throughout the Province of Québec and over the Greater Ottawa Area. As of December 31, 2012, our network reached approximately 89% of the population of the Province of Québec and most of our cable homes passed, allowing the vast majority of our potential clients to have access to our advanced mobile services. The majority of our towers and antennas are linked through our fibre-optic network using a MPLS protocol, and our network was built and designed to support important customer growth in coming years.

With the introduction of a new technology called Dual-Carrier technology in August 2011, our HSPA+ mobile communication network (4G) allows data transmission speeds up to 42 Mbps.

Our strategy in the coming years is to build on our position as a telecommunication leader with our 4G mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as Long Term Evolution-Advanced (“LTE 4G”) are appearing. We also expect to continue to expand our offer of handset devices in 2013.

Marketing and Customer Care

Our long term marketing objective is to increase our cash flow through deeper market penetration of our services, develop new services and continue growth in revenue per customer. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

•	develop attractive bundle offers to encourage our customers to subscribe to two or more products, which increases ARPU and customer retention as well as increasing our operating margin;

•	continue to rapidly deploy advanced products and services;

•	encourage our clients to migrate from analog to digital television using attractive incentives;

•	design product offerings that provide greater opportunity for customer entertainment and information choices;

•	target marketing opportunities based on demographic data and past purchasing behaviour;

•	develop targeted marketing programs to attract former customers, households that have never subscribed to our services and customers of alternative or competitive services;

•	enhance the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services;

•	leverage the retail presence of Le SuperClub Vidéotron, our Videotron-branded stores and kiosks, Archambault stores, and third-party commercial retailers;

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

Competition

We operate in a competitive business environment in the areas of price, product and service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. Due to ongoing technological developments, the distinctions among traditional platforms (broadcasting, Internet, and telecommunications) are fading rapidly. The Internet as well as mobile devices are becoming important broadcasting and distribution platforms. In addition, mobile operators, with the development of their respective 4G networks, are now offering wireless and fixed wireless Internet services and our VoIP telephony service is also competing with Internet-based solutions.

•

Providers of Other Entertainment. Cable systems face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including digital recorders, OTT content providers, such as Netflix, DVD players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service than are available through competitive alternative delivery sources. The introduction by the Company of Club unlimited, a flat-fee plan offering a rich and varied selection of unlimited, on-demand content aims to reduce the effect of competition from alternative delivery sources.

•

Direct Broadcast Satellite. DBS is a significant competitor to cable systems. DBS delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to cable delivery transmissions. This form of distribution generally provides more channels than some of our television systems and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or sidemounted antenna. Like digital cable distribution, DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.

•

DSL. The deployment of digital subscriber line technology, known as DSL, provides customers with Internet access at data transmission speeds greater than that available over conventional telephone lines. DSL service is comparable to cable-modem Internet access over cable systems. We also face competition from other providers of DSL services.

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

•

Telephony Service. Our cable telephony service competes against other telephone companies, including both the incumbent telephone service provider in the Province of Québec, which used to control a significant portion of the telephony market in the Province of Québec, and the other VoIP telephony service providers and mobile wireless telephone service providers.

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

Foreign Ownership Restrictions Applicable under the Telecommunications Act (Canada)

On June 29, 2012, the Government of Canada’s omnibus budget implementation bill (C-38) received Royal Assent. Included in the bill were provisions to exempt telecommunications companies with less than 10 percent of total Canadian telecommunications market revenues from foreign investment restrictions under the Telecommunications Act (Canada). Companies that are successful in growing their market shares in excess of 10 percent of total Canadian telecommunications market revenues other than by way of merger or acquisition will continue to be exempt from the restrictions.

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

“Diversity of Voices”

The CRTC’s Broadcasting Public Notice CRTC 2008-4, entitled “Diversity of Voices,” sets forth the CRTC’s policies with respect to cross-media ownership; the common ownership of television services, including pay and specialty services; and the common ownership of broadcasting distribution undertakings (“BDUs”). This Notice operates in tandem with the CRTC’s other policies with respect to the common ownership of over-the-air (“OTA”) television and radio undertakings. Pursuant to these policies, the CRTC will generally permit ownership by one person of no more than one conventional television station in one language in a given market. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. Where a person that controls a local radio station and a local television station acquires a local newspaper serving the same market, the CRTC will, at the earliest opportunity, require the licensee to explain why, in light of this policy, its radio or television license(s) should be renewed. The CRTC, as a general rule, will not approve applications for a change in effective control that would result in the control, by one person, of a dominant position in the delivery of television services to Canadians that would impact on the diversity of programming available to television audiences. In terms of BDUs, the CRTC, as a general rule, will not approve applications for a change in the effective control of BDUs in a market that would result in one person being in a position to effectively control the delivery of programming services in that market. The CRTC is not prepared to allow one person to control all BDUs in any given market.

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

Broadcasting Distribution Regulations

The Broadcasting Distribution Regulations which came into force in 1998 (the “1998 Regulations”), apply to broadcasting distribution undertakings in Canada. The 1998 Regulations promote competition among broadcasting distribution undertakings and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are broadcast. The 1998 Regulations introduced important new rules, including the following:

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

•

Contribution to local expression, Canadian programming and community television. All distributors, except systems with fewer than 2,000 customers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming including community programming. Moreover, distributors were required to contribute 1.5% of their gross annual broadcast revenues to the Local Programming Improvement Fund (LPIF). However, following the public hearing to review the CRTC’s policies and regulations relating to the LPIF, the CRTC published, on July 18, 2012, Broadcasting Regulatory Policy CRTC 2012-385 whereby the CRTC found that it would be inappropriate to maintain the LPIF in the long term. Therefore, in order to mitigate the effects of eliminating this source of funding for local stations, the CRTC will phase out the fund over the next two broadcast years. Specifically, the CRTC reduced the contribution rate from 1.5% to 1% for the 2012-2013 broadcast year. Moreover, the CRTC will, for the 2013-2014 broadcast year, reduce the contribution rate to 0.5%; and as of September 1, 2014, discontinue the LPIF. Further, the CRTC directed all licensed broadcasting distribution undertakings (BDUs) to file a report in order to describe the measures they have taken or will take, commencing September 1, 2012, to reduce subscriber bills by amounts corresponding to the reduction of the LPIF contribution, including evidence that they have notified subscribers concerning these reductions. Accordingly, Videotron filed its compliance report on September 17, 2012.

•

Inside Wiring Rules. The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. On September 3, 2002, the CRTC established a fee of $0.52 per customer per month for the use of cable inside wire in multiple-dwelling units. In Broadcasting Regulatory Policy CRTC 2011-774, the Commission found that it was appropriate to amend the Broadcasting Distribution Regulations to permit access by subscribers and competing broadcasting distribution undertakings to inside wire in commercial and institutional properties. Therefore, the CRTC directed all licensees to negotiate appropriate terms and conditions, including a just and reasonable rate, for the use by competitors of the inside wire such licensees own in commercial and institutional properties. If the inside wire configuration resembles that in a multi-unit dwelling, the CRTC would expect that the established $0.52 per subscriber per month rate would be reasonable. If parties cannot come to an agreement, either party may apply to the CRTC for dispute resolution.

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

Complaint related to third-party access to TVA VOD content

On January 26, 2011, in Decision CRTC 2011-48, the CRTC set out its findings on complaints filed by TELUS and Bell concerning exclusive TVA content on Videotron’s illico-on-Demand service. The CRTC’s finding set out certain remedies and requirements, including that TVA programs distributed on VOD must be provided without delay to TELUS and to Bell and that the parties negotiate an agreement for the provision of TVA programming by VOD services or agree on a process for determining a reasonable fee and reasonable terms and conditions for the provision of TVA programming by third-party VOD services. In November 2011, Bell and TVA agreed on the terms and conditions pursuant to which TVA programs will be made available, thus ending the complaint. The negotiations with TELUS were suspended.

Vertical Integration

In September 2011, the CRTC released Broadcasting Regulatory Policy CRTC 2011-601 (the “Policy”) setting out its decisions on the regulatory framework for vertical integration. Vertical integration refers to the ownership or control by one entity of both programming services, such as conventional television stations or pay and specialty services, as well as distribution services, such as cable systems or DTH satellite services. The Policy: (i) prohibits companies from offering television programs on an exclusive basis to their mobile or Internet subscribers in a manner that they are dependent on the subscription to a specific mobile or retail Internet access service. Any program broadcast on television, including hockey games and other live events, must be made available to competitors under fair and reasonable terms; (ii) allows companies to offer exclusive programming to their Internet or mobile customers provided that it is produced specifically for an Internet portal or a mobile device; and (iii) adopts a code of conduct to prevent anti-competitive behaviour and ensure all distributors, broadcasters and online programming services negotiate in good faith (to protect Canadians from losing a television service during negotiations, broadcasters must continue to provide the service in question and distributors must continue to offer it to their subscribers.)

On July 26, 2012, the CRTC published Broadcasting Regulatory Policy CRTC 2012-407 and announced amendments to the Television Broadcasting Regulations, 1987, the Pay Television Regulations, 1990, the Specialty Services Regulations, 1990, and the Broadcasting Distribution Regulations. These amendments, related to the distribution of Category B services, the “no head start” rule, the prohibition against tied selling, the standstill provisions and dispute resolution provisions, implement determinations made by the CRTC in Regulatory framework relating to vertical integration, Broadcasting Regulatory Policy CRTC 2011-601, September 21, 2011.

On July 26, 2012, the CRTC published Broadcasting Order CRTC 2012-408. The CRTC amended the terms and conditions of the exemption order for terrestrial broadcasting distribution undertakings serving fewer than 20,000 subscribers. These amendments implement determinations made by the CRTC in Regulatory framework relating to vertical integration, Broadcasting Regulatory Policy CRTC 2011-601, September 21, 2011.

Acquisition of Astral Media Inc. by BCE Inc.

The CRTC held hearings in September 2012 (CRTC’s Broadcasting Notice of Consultation CRTC 2012-370) with regards to an application filed by BCE Inc., on behalf of Astral Media inc. and its licensed broadcasting subsidiaries, for authority to change the effective control of Astral’s broadcasting undertakings so that it is exercised by BCE Inc. A group of industry participants, including the Company, opposed the transaction on the basis that it would be prejudicial to the Canadian broadcasting system since it would cause the market to be too concentrated and would lessen competition. Consequently, it would reduce consumer choice and result in price increases.

On October 18, 2012, the CRTC published Broadcasting Decision CRTC 2012-574, in which it denied BCE’s application as it was not convinced that the transaction would provide significant and unequivocal benefits to the Canadian broadcasting system and to Canadians sufficient to outweigh the concerns related to competition, ownership concentration in television and radio, vertical integration and the exercise of market power.

On November 19, 2012, Astral Media and BCE announced that they had amended their arrangement agreement and submitted a new proposal to the CRTC for approval of Bell’s acquisition of Astral. On March 6, 2013, The CRTC published the Broadcasting Notice of Consultation CRTC 2013-106 in relation to the second application by Astral for authority to change its effective control, and control of its licensed broadcasting subsidiaries, to BCE Inc. The deadline for submitting interventions is April 5, 2013 and a public hearing will be held as of May 6, 2013.

Digital transition

As a result of Broadcasting Regulatory Policy CRTC 2011-198, on September 1st, 2011, the transition to digital television broadcasting occurred in major markets of Canada. Consequently, a majority of analog transmitters were shut down approximately on the same date.

VOD Conditions of licence

On May 17, 2012, in its Broadcasting Decision CRTC 2012-292, the CRTC renewed the broadcasting licence for Videotron VOD undertaking (illico sur demande) until August 31, 2014, by referring, notably, to the standard conditions of license for VOD undertakings established in Broadcasting Regulatory Policy CRTC 2011-59.

In Broadcasting Regulatory Policy CRTC 2011-59, the CRTC established standard conditions of license to video-on-demand (“VOD”) undertakings pursuant to which exclusive programming rights were prohibited.

New media broadcasting undertakings

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

On July 28, 2009, in Broadcasting Regulatory Policy CRTC 2009-329 entitled “Review of Broadcasting in New Media,” the CRTC set out its determinations in its proceeding on Canadian broadcasting in new media. However, the CRTC did not determine the legal issue as to whether Internet access providers carry on, in whole or in part, “broadcasting undertakings” pursuant to the Broadcasting Act when they provide access to broadcasting through the Internet. Instead, the CRTC stated that it would refer the matter to the Federal Court of Appeal. Hence, the CRTC referred this question to the Federal Court of Appeal for hearing and determination in its Broadcasting Order CRTC 2009-452. On July 7, 2010, the Federal Court of Appeal determined that ISPs play a “content-neutral role” in the transmission of data and do not carry on broadcasting activities. On February 9, 2012, the Supreme Court of Canada subsequently upheld the Federal Court of Appeal’s decision

Copyright Board Proceedings

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

In March 2004, the Copyright Board changed the name of this tariff from Tariff 17A to Tariff 17. The basic royalty rate is subject to reductions in certain cases, although there is no Francophone market discount. SOCAN has agreed, by filing proposed tariffs, that the 2005 to 2012 tariffs will continue on the same basis as in 2004, the royalty rate remaining at 1.9%. For 2013, SOCAN is seeking an increase to 2.1% which has been opposed by Videotron and the industry.

Royalties for Pay Audio Services

The royalties payable by distribution undertakings for the communication to the public by telecommunication of musical works in SOCAN’s repertoire in connection with the transmission of a pay audio signal other than retransmitted signals are as follows: a monthly fee of 12.35% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 6.175% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system. SOCAN has filed a proposed Pay Audio Tariff for the years 2008 through 2013 that proposes to maintain those rates.

For its part, Re:Sound filed a proposed Pay Audio Tariff for the period 2012-2013 asking for a monthly fee of 15% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 7.5% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system. The proposed rates have been opposed.

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

In July 2012, the Supreme Court of Canada issued decisions in five copyright cases in which the court ruled that songwriters and music publishers (represented by SOCAN) are not entitled to royalties for certain downloads and samples. Pursuant to those rulings, the industry has requested a refund of the royalties paid and the annulment of Tariff 24. It is expected that this matter will continue to be litigated.

ISP Liability

In 1996, SOCAN proposed a tariff to be applied against ISPs, in respect of composers’/publishers’ rights in musical works communicated over the Internet to ISPs’ customers. SOCAN’s proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that ISPs should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that ISPs do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting for third parties and caching. As a consequence, ISPs may, however, be found liable if their conduct leads to the inference that they have authorized a copyright violation. At the end of 2012, amendments to the Copyright Act (Canada) received royal assent. The amendments clarify ISPs’ liability by putting in place a notice and notice process (i.e., copyright infringement notices must now be sent to the Internet end-users by ISPs).

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

We have entered into comprehensive support structure access agreements with all of the major hydro-electric companies and all of the major telecommunications companies in its service territory. Our agreement with Hydro-Québec, by far the largest of the hydro-electric companies, expired in December 2012. Negotiations are under way toward renewing this agreement.

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

Right to Access to Municipal Rights-of-Way

On September 23, 2011, the CRTC initiated a public proceeding to consider the development of a model agreement for access by Canadian carriers to municipal rights-of-way, such as street crossings and other municipal property, for the purposes of installing operating and maintaining transmission facilities. Issues to be considered include, among other things, liability requirements, types of costs to be recovered, costing methodologies and assumptions and public safety.

On February 7, 2012, the CRTC’s initial public notice was amended to accommodate the formation of an ad hoc carrier-municipality working group tasked with developing a model agreement based on the “Ledcor principles” established in Telecom Decision CRTC 2001-23 and other relevant Commission decisions. The deadline for the ad hoc working group to report back to the Commission has since been extended twice and is now set for April 15, 2013. Any items of non consensus are expected to be ruled on by the Commission by way of a follow-on proceeding.

The outcome of the carrier-municipality working group’s discussions and any follow-on CRTC proceeding could have a material impact on Videotron’s costs for municipal access for its wireline facilities.

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

The CRTC also requires the large cable carriers, such as us, to allow third party ISPs to provide telephony and networking (LAS/VPN) applications services in addition to retail Internet access services. The CRTC has also approved technical solutions for the provision of static IP addresses under TPIA.

In a decision dated November 15, 2011, the CRTC made substantial changes to the practices that may be employed by incumbent telephone companies and cable operators to bill third parties for the access to and use of their underlying networks. The objective of these changes was to grant third parties greater flexibility to bring pricing discipline, innovation and consumer choice to the retail Internet service market. The new rules, which entered into force on February 1, 2012, required Videotron to replace its former end-user usage-based billing model by a new aggregate capacity-based billing model, for the vast majority of Videotron’s third party customers. On February 21, 2013, the CRTC ruled on a series of disputes related to the new wholesale regime. These recent rulings do not fundamentally alter the nature of the new regime. As a result of these changes, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

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

Regulatory Framework for Mobile Wireless Services

On March 14, 2012, the Government of Canada announced its policy framework for the auction of spectrum in the 700 MHz and 2500 MHz bands, both of which are considered attractive candidates for the deployment of LTE 4G mobile wireless technology. The policy framework includes several measures intended to sustain competition and robust investment in wireless telecommunications and promote the timely availability of advanced services, including:

•	Foreign investment restrictions have been lifted for companies that initially have a market share of less than 10% of the Canadian telecommunications market.

•	Spectrum caps will be employed in both the 700 MHz and the 2500 MHz auctions to ensure that in each region of Canada no fewer than four operators gain access to prime spectrum.

•	Tower sharing and roaming policies will be improved and extended.

•	Obligations will be imposed on 700 MHz licence holders to ensure advanced wireless services are quickly delivered to rural Canadians.

On March 7, 2013, the Government announced the final rules for the upcoming 700 MHz spectrum auction, which is scheduled to begin on November 19, 2013. In so doing, the government acted to maintain the pro-competitive policy framework it had previously announced in March 2012, notably as it relates to the use of spectrum caps and the strengthening of mandatory roaming and tower sharing rules. We will be studying the detailed auction format and rules in depth and will be setting our auction strategy accordingly.

Expectations are that the Government will hold the 2500 MHz auction approximately one year after the 700 MHz auction. A consultations on the detailed auction design, rules and attributes for the 2500 MHz auction has already been completed and a decision is expected in due course.

On March 7, 2013, Industry Canada also released the final text of its revisions to the mandatory roaming and antenna tower and site sharing rules. These rules were put in place subsequent to the 2008 AWS auction in order to facilitate competitive entry into the wireless sector, among other objectives. Among the revisions that have been adopted are: an indefinite extension of the obligation to offer both in-territory and out-of-territory roaming services on commercial terms; measures to improve transparency and information exchange related to tower sharing; and measures to streamline the arbitration process in the event of disputes.

In addition, on March 7, 2013, Industry Canada initiated a consultation on considerations relating to transfers, divisions and subordinate licensing of spectrum licences. Among the matters being considered in this consultation are whether there is a threshold in the form of concentration or a measure of MHz-pop that Industry Canada should apply in deciding whether to conduct a detailed review of licence transfers, or whether some other type of threshold, screen or cap should be used to decide if a detailed review is required. The Department further proposes to introduce a notification requirement related to agreements that provide for the future transfer or division of a spectrum licence, or a subordinate licensing arrangement. Comments and reply comments on Industry Canada’s proposals are to be submitted on April 3 and May 3, 2013 respectively. The Department has stated that a decision on these matters will be made well in advance of the 700 MHz auction. The Department’s decision could have a material impact on the market for any spectrum licenses Videotron may in the future want to transfer or divide.

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

On October 11, 2012, the CRTC released a decision determining that the conditions for forbearance have not changed sufficiently to require the Commission to regulate rates or interfere in the competitiveness of the retail mobile wireless voice and data services market. However, on the same date, to ensure that consumers are able to participate in the competitive market in an informed and effective manner, and to fulfill the policy objectives of the Telecommunications Act, the CRTC initiated a public proceeding to establish a mandatory code for mobile wireless service providers to address the clarity and content of mobile wireless service contracts and related issues for consumers. This proceeding is currently under way. A decision on the contents of the code, to whom the code should apply, how the code should be enforced and promoted, and how the code’s effectiveness should be assessed and reviewed, is expected in mid-2013.

Municipal Siting Processes for Wireless Antenna Systems

On February 28, 2013, the Canadian Wireless Telecommunications Association, of which Videotron is a member, and the Federation of Canadian Municipalities signed a joint protocol on the siting process for wireless antenna systems. The protocol establishes a more comprehensive notification and consultation process than current regulations, and emphasizes the need for meaningful pre-consultation to ensure local land use priorities and sensitivities are fully reflected in the location and design of new antenna systems. Telecommunications carriers have agreed for the first time to notify municipalities of all antennas being installed before their construction, regardless of height, and to undertake full public consultation for towers under 15 meters — whenever deemed necessary by the municipality.

Effective implementation of the joint protocol requires a willingness on the part of both carriers and municipalities to engage in constructive discussions related to antenna siting within the framework of current Industry Canada regulations. Any efforts by municipalities to refrain from constructive discussions or to impose requirements that fall outside of the framework of current Industry Canada regulations could have a material impact on Videotron’s ability to expand its existing HSPA+ network or to deploy a future LTE network on a timely and cost-effective basis.

C-Organizational Structure

Videotron is a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a 75.4% owned subsidiary of Quebecor. The remaining 24.6% of Quebecor Media is owned by a subsidiary of the Caisse de dépôt et de placement du Québec (“CDPQ”), one of Canada’s largest pension fund managers. The following chart illustrates the corporate structure of Videotron as of December 31, 2012, including Videotron’s significant subsidiaries, together with the jurisdiction of incorporation or organization of each entity.

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

Compliance with these laws has not had, and management does not expect it to have, a material effect upon our capital expenditures, net income or competitive position. Environmental laws and regulations and the interpretation of such laws and regulations, however, have changed rapidly in recent years and may continue to do so in the future. We have monitored the changes closely and have modified our practices where necessary or appropriate. For example, Québec’s regulation on the recovery and reclamation of products by enterprises officially came into force on July 13, 2011. This regulation will require us to implement a recycling program or to become member of a program from an organization accredited by Recyc-Québec. Recovery rates are stipulated for different categories of products commercialized by companies to which this regulation applies. Starting in 2015, penalties will be imposed upon those companies which fail to achieve the recovery targets set forth in the regulation and will vary as a function of the amount of products commercialized and the actual recovery rates of the company, with potential penalties reaching up to $600,000 annually and with fines for non compliance ranging between $5,000 and $250,000.

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

FINANCIAL REVIEW

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Management Discussion and Analysis provides information concerning our operating results and financial condition. This discussion should be read in conjunction with our consolidated financial statements and accompanying notes. The Corporation’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

All amounts are in Canadian dollars, unless otherwise indicated. This discussion contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed under “Cautionary Statement Regarding Forward-Looking Statements” and in “Item 3. Key Information – Risk Factors.”

CORPORATE PROFILE

We, Videotron Ltd. (“Videotron” or the “Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Quebec). We are the largest cable operator in the Province of Quebec and the third-largest in Canada, based on the number of cable customers, as well as being a major cable Internet service and telephony services provider in the Province of Quebec. Videotron’s primary sources of revenue include: subscriptions for cable television, cable Internet access, cable and mobile telephony services, rights and trademarks for the rental and sale of DVDs and video games, and the operation of specialized websites.

TREND INFORMATION

Competition continues to be intense in the cable and alternative multichannel broadcast distribution industry and in the mobile telephony market. Moreover, the significant subscriber growth recorded in past years is not necessarily indicative of future growth due to penetration rates currently reached.

The Corporation requires substantial capital for the upgrade, expansion and maintenance of its network and the launch and expansion of new and additional services to support growth in its customer base and demand for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium term in order to expand and upgrade systems and services, including expenditures relating to advancements in Internet access and high definition television (“HDTV”), as well as the cost of its mobile services’ infrastructure deployment and upgrade.

Moreover, the demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further accelerate. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. The Corporation may have to acquire additional spectrum, if available, in order to address this increased demand.

HIGHLIGHTS SINCE DECEMBER 31, 2011

•

During 2012, revenues and ARPU grew by 8.4% and 8.0% respectively compared to 2011. Our strong revenue growth was combined with a solid operating income margin of 46.5% in 2012, compared with 45.2% for 2011. The operating income performance was driven by the revenue increase and by the Corporation’s capacity to control costs, since purchase of goods and services expenses combined with employee costs, expressed as a percentage of revenues, decreased by 1 percentage point to 54%.

•

Net additions of 221,800 revenue generating units (RGUs) in 2012 (representing the sum of our cable television, cable Internet, Internet over wireless, cable telephony subscribers, and mobile telephony lines), compared with 379,100 net RGUs added in 2011. Total RGUs were 4,917,300 at December 31, 2012.

•	We activated 112,000 net new lines on our advanced mobile network, bringing our total mobile customer base to 402,600 activated lines.

•	On February 12, 2012, Videotron was ranked Quebec’s most admired company in the telecommunication industry for the seventh year in a row by Leger Marketing.

•	On March 14, 2012, Videotron issued US$800.0 (CAD$799.5) million aggregate principal amount of Senior Notes bearing interest at 5.0% and maturing on July 15, 2022.

•	In March 2012, Videotron redeemed and retired all of its 6.875% Senior Notes due January 2014 in an aggregate principal amount of US$395.0 million.

•

On May 17, 2012, Videotron launched its Ultimate Speed Internet 200, delivering an unprecedented Internet access speed to residential and business customers in the Quebec City region. With this new, robust, reliable, super-fast access plan, Videotron is reaffirming its status as Quebec’s leading position as an internet service provider.

•

On May 30, 2012, Videotron made illico TV new generation available to more than 6 million people across its service area. The roll-out of this new service had begun on April 4, 2012 in certain regions of the Province of Quebec.

•	On August 17, 2012, Videotron announced the introduction of a mobile Wi-Fi device that enables customers to share a high-speed wireless Internet connection among up to five users.

•	On October 1st, 2012, Videotron announced that it had reached 1 million clients who are bundling three services or more.

•	In 2012, Videotron was ranked the best retailer in the telecommunications industry in Quebec for the second consecutive year by Leger Marketing.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as operating income, average monthly revenue per user (“ARPU”) and operating income margin are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

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

Operating Income

The Corporation defines operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain or loss on valuation and translation of financial instruments, restructuring of operations and other special items, gain on debt refinancing, and income taxes. Operating income as defined above is not a measure of results that is recognized under IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues. In addition, the Corporation uses free cash flows from continuing operating activities to reflect such costs. Measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies.

Operating Income Margin

The Corporation defines operating income margin as the operating income expressed as a percentage of revenues under IFRS.

Table 1 below presents a reconciliation of operating income to net income as presented in our consolidated financial statements.

Table 1

Reconciliation of the operating income measure used in this report to the net income measure used in the consolidated financial statements

(in millions of dollars)

	Three - month period ended December 31		Twelve - month period ended December 31
	2012	2011	2012	2011	2010

Operating income	$310.3	$294.7	$1,225.0	$1,098.8	$1,047.3
Amortization	(137.2)	(110.2)	(487.1)	(408.1)	(291.7)
Financial expenses	(42.6)	(39.1)	(174.3)	(158.0)	(153.2)
(Loss) gain on valuation and translation of financial instruments	(16.2)	57.0	82.1	56.2	24.4
Gain/(loss) on debt refinancing	–	–	1.3	2.7	–
Restructuring of operations and other special items	–	(0.5)	(0.6)	(15.3)	(11.4)
Income tax expense	(8.3)	(39.9)	(115.3)	(107.0)	(111.1)

Net income	$106.0	$162.0	$531.1	$469.3	$504.3

2012/2011 Year Comparison

Analysis of Consolidated Results of Videotron

Customer Statistics

Cable television – Our combined customer base for cable television services decreased by 6,500 (0.3%) in 2012 (compared with an increase of 49,900 in 2011) (see Table 2). At December 31, 2012, our cable network had a household penetration rate (number of subscribers as a proportion of the 2,701,200 total homes passed) of 68.7% compared with 70.1% a year earlier. Note that the fourth quarter of 2011 saw the end of over-the-air transmission of analog television signals in Canada.

•

The number of subscribers to illico Digital TV stood at 1,484,600 at the end of 2012, an increase of 83,800 or 6.0% in 2012 (compared with an increase of 181,200 (14.9%) in 2011). At December 31, 2012, 80.0% of our cable television customers were subscribers to our illico Digital TV services, compared with 75.3% at December 31, 2011. At December 31, 2012, illico Digital TV had a household penetration rate of 55.0%, compared with 52.7% at December 31, 2011.

•

The customer base for analog cable television services decreased by 90,300 (19.6%) in 2012 (compared with a decrease of 131,300 customers (22.2%) in 2011), primarily as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,387,700 at the end of 2012, an increase of 55,200 (4.1%) in 2012 (compared with an increase of 80,400 (6.4%) in 2011). At December 31, 2012, cable Internet access services had a household penetration rate of 51.4%, compared with 50.1% at December 31, 2011.

Cable telephony service – The number of subscribers to cable telephony services stood at 1,264,900 at the end of 2012, an increase of 59,600 (4.9%) in 2012 (compared with an increase of 91,000 (8.2%) in 2011). At December 31, 2012, the cable telephony service had a household penetration rate of 46.8%, compared with 45.4% at December 31, 2011.

Mobile telephony service – At December 31, 2012, 402,600 lines were activated on our mobile telephony network, an increase of 112,000 (38.6%) in 2012 (compared with an increase of 154,500 (113.5%) in 2011).

Table 2

End-of-year customer numbers

(in thousands of customers)

	2012	2011	2010	2009	2008
Cable television:
Analog	370.4	460.7	592.0	692.9	788.3
Digital	1,484.6	1,400.8	1,219.6	1,084.1	927.3

Total cable television	1,855.0	1,861.5	1,811.6	1,777.0	1,715.6
Cable Internet	1,387.7	1,332.5	1,252.1	1,170.6	1,063.8
Internet over wireless	7.1	5.6	2.3	–	–
Cable telephony	1,264.9	1,205.3	1,114.3	1,014.0	852.0
Mobile telephony (in thousands of lines)	402.6	290.6	136.1	82.8	63.4
Revenue generating units (RGU)	4,917.3	4,695.5	4,316.4	4,044.4	3,694.8

2012/2011 Analysis of Results

Revenues: $2,635.1 million, an increase of $204.4 million (8.4%) compared with 2011.

Combined revenues from cable television services increased by $66.7 million (6.6%) to $1,079.3 million. This increase was primarily due to price increases, the continued migration of customers from analog to digital services and an increase in subscribers to our high definition packages. These increases were partially offset by higher bundling discounts.

Revenues from Internet access services increased by $74.3 million (10.6%) to $772.5 million. The improvement was mainly due to customer growth, price increases and the upward migration of customers in package subscription.

Revenues from cable telephony services increased by $18.2 million (4.2%) to $454.9 million. This increase was mainly due to customer growth, higher revenues per user from our small and medium business customers, and higher revenues from long-distance packages.

Revenues from mobile telephony services increased by $58.9 million (52.2%) to $171.6 million, essentially due to customer growth.

Revenues from business solutions increased by $1.8 million (2.9%) to $64.9 million, essentially due to growth in network solution services and long-distance services.

Revenues from sales of customer premises equipment decreased by $12.5 million (22.2%) to $43.4 million, mainly due to more aggressive promotions on our customers equipment in 2012.

Other revenues, comprising revenues from La Sette, SuperClub Vidéotron and Jobboom, decreased in 2012 at $48.5 million.

Monthly combined ARPU: $111.57 in 2012, compared with $103.28 for 2011, an increase of $8.29 (8.0%). This growth is mainly explained by an increase in customers subscribing to two or more services, the upward migration in television and cable Internet access service packages, and price increases for our television and Internet services.

Operating income: $1,225.0 million in 2012, an increase of $126.2 million (11.5%).

•	This increase was primarily due to:

¡	revenue increase, as detailed above.

Partially offset by:

¡	increases in call centre and marketing costs, to support our growth; and

¡	increase in operating expenses related to the deployment of our 4G network.

Purchase of goods and services, expressed as a percentage of revenues: 39.7% in 2012 compared with 41.4% in 2011.

•	Purchase of goods and services expenses as a proportion of revenues decreased, primarily due to:

¡	fixed-cost base, which does not fluctuate in sync with revenue growth; and

¡

increase in residential, multi-unit and commercial customers subscribing to two or more services. At December 31, 2012, 79% of our customers were bundling two services or more, compared with 76% at December 31, 2011.

Partially offset by:

¡	increase in operating expenses related to the deployment of our 4G network; and

¡	increases in call centre and marketing costs, to support our growth.

Employee costs, expressed as a percentage of revenues: 13.9% in 2012 compared with 13.4% in 2011.

•	Employee costs as a proportion of revenues increased, primarily due to:

¡	Increase in pension plan costs.

Amortization charge: $487.1 million, an increase of $79.0 million (19.3%) compared with 2011.

•	The increase was mainly due to:

¡	amortization of our 4G network related fixed assets as deployment continued in late 2011 and 2012;

¡	increase in fixed assets, mostly related to telephony and cable Internet access services and to the modernization of our wireline network; and

¡	amortization of illico Digital TV set-top boxes related to our rental program.

Financial expenses (Primarily comprised of cash interest expense on outstanding debt): $174.3 million, an increase of $16.3 million (10.3%) compared with 2011.

•	The increase was mainly due to:

¡	$15.9 million increase in interest expenses, due to higher indebtedness;

¡

$1.3 million increase in amortization of financing costs and long-term debt premium or discount, as a result of the incremental financing fees incurred on new indebtedness and the retirement of long-term debt subject to premium amortization; and

¡	$1.1 million increase in loss on foreign currency translation on current monetary items.

Partially offset by:

¡	$1.4 million increase in net dividend income from affiliated corporations and parent corporation, due to changes in tax consolidation arrangements; and

¡	$0.8 million increase in other interest revenues.

Gain on valuation and translation of financial instruments: $82.1 million in 2012, compared with $56.2 million in 2011, a favourable variance of $25.9 million.

•	The variance was essentially due to a favourable change in the fair value of early settlement options as a result of interest rate and credit premium fluctuations.

Income tax expense: $115.3 million (effective tax rate of 17.8%) in 2012, compared with $107.0 million (effective tax rate of 18.6%) in 2011.

•	The increase of $8.3 million was mainly due to:

¡	$19.9 million related to the increase in taxable income; and

¡	$7.2 million related to other non-taxable items, items deductible at a lower future tax rate, and other items.

Partially offset by:

¡	$9.7 million related to a lower domestic statutory tax rate; and

¡	$9.1 million related to tax consolidation arrangements with our parent corporation and affiliated corporations.

Restructuring of operations and other special items: $0.6 million expense recorded in 2012 compared with $15.3 million in 2011.

•	This favourable variance is mainly explained by charges of $14.8 million in 2011, related to the migration of pre-existing Mobile Virtual Network Operator (“MVNO”) subscribers to our 4G network.

Net income attributable to shareholder: $530.9 million, an increase of $61.9 million (13.2%).

•	The increase was mainly due to:

¡	$126.2 million increase in operating income;

¡	$25.9 million increase in gain on valuation and translation of financial instruments; and

¡	$14.7 million decrease in restructuring expense.

Partially offset by:

¡	$8.3 million increase in income taxes;

¡	$79.0 million increase in amortization charges;

¡	$16.3 million increase in financial expenses; and

¡	$1.4 million decrease in gain on debt refinancing and other.

2011/2010 Year Comparison

Customer statistics

Cable television – The combined customer base for cable television services increased by 49,900 (2.8%) in 2011 (compared with 34,600 in 2010) (see Table 2). At December 31, 2011, our cable network had a household penetration rate (number of subscribers as a proportion of the 2,657,300 total homes passed) of 70.1% versus 69.3% in 2010.

•

The number of subscribers to illico Digital TV stood at 1,400,800 at the end of 2011, an increase of 181,200 or 14.9% during the year (compared with an increase of 135,500 in 2010). At December 31, 2011, 75.3% of our cable television customers were subscribers to our illico Digital TV services compared with 67.3% in 2010. At December 31, 2011, illico Digital TV had a household penetration rate of 52.7%, compared with 46.7% at December 31, 2010.

•

The customer base for analog cable television services decreased by 131,300 (-22.2%) in 2011 (compared with a decrease of 100,900 customers in 2010), primarily as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,332,500 at the end of 2011, an increase of 80,400 (6.4%) from the previous year (compared with an increase of 81,500 in 2010). At December 31, 2011, cable Internet access services had a household penetration rate of 50.1%, compared with 47.9% at December 31, 2010.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,205,300 at the end of 2011, an increase of 91,000 (8.2%) from the previous year (compared with an increase of 100,300 in 2010). At December 31, 2011, the cable telephony service had a household penetration rate of 45.4%, compared with 42.7% at December 31, 2010.

Mobile telephony service – At December 31, 2011, there were 290,600 lines activated on our mobile telephony service, an increase of 154,500 (113.5%) from the previous year (compared with an increase of 53,300 in 2010). At December 31, 2011, 287,500 lines (representing 99.0% of our total mobile telephony customers) had been activated on our 4G network. At December 31, 2011, 3,100 lines were still in use on our MVNO service.

Revenues: $2,430.7 million, an increase of $201.9 million (9.1%).

Combined revenues from cable television services increased by $62.0 million (6.5%) to $1,012.6 million. This increase was primarily due to customer growth, the continued migration of our customers from analog to digital services, an increase of subscribers to our High Definition packages, an increase in Video-on-Demand services and pay-per-view services, and price increases implemented in March 2010 and March 2011. These increases were partially offset by higher bundling discounts due to the increase in cable Internet and cable and mobile telephony customers.

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

Revenues from sales of customer premises equipment decreased by $4.0 million (6.7%) to $55.9 million, mainly due to an increase in the rental of set-top boxes, partially offset by an increase in sales of mobile telephony devices.

Other revenues, comprising of revenues from La Sette and SuperClub Vidéotron, remained stable from 2010 to 2011.

Monthly combined ARPU: $103.28 in 2011, compared with $95.73 in 2010, an increase of $7.55 (7.9%). This growth is mainly explained by an increase in customers subscribing to two or more services, the upward migration in television and cable Internet access service packages, and price increases for our television and Internet services.

Operating income: $1,098.8 million in 2011, an increase of $51.5 million (4.9%).

•	This increase was primarily due to:

¡	customer growth for all services, especially for our mobile telephony services on our 4G network launched in 2010;

¡	price increases for cable television and cable Internet access services;

¡	increased ARPU for small business customers; and

¡	higher digital to analog customer mix for our television services, resulting in increased ARPU.

Partially offset by:

¡	higher bundling discounts;

¡	increases in call centre, marketing, as well as network maintenance costs to support our growth;

¡	recording of operating expenses related to the deployment of our 4G network;

¡	decrease in cable Internet over-consumption revenues following the increase in our cable Internet capacity packages; and

¡	acquisition cost per new subscriber connection on our 4G network.

Purchase of goods and services, expressed as a percentage of revenues: 41.4% in 2011 compared with 40.9% in 2010.

•	Purchase of goods and services expenses as a proportion of revenues increased, primarily due to:

¡	increase in operating expenses related to the deployment of our 4G network; and

¡	increases in call centre and marketing costs, to support our growth.

Partially offset by:

¡	fixed-cost base, which does not fluctuate in sync with revenue growth; and

¡

increase in residential, multi-unit and commercial customers subscribing to two or more services. At December 31, 2011, 76% of our customers were bundling two services or more, compared with 74% at December 31, 2010.

Employee costs, expressed as a percentage of revenues: 13.4% in 2011 compared with 12.1% in 2010.

•	Employee costs, as a proportion of revenues, increased, primarily due to:

¡	Increase in headcounts to support our growth.

Amortization charge: $408.1 million, an increase of $116.4 million (39.9%) compared with 2010.

•	The increase was mainly due to:

¡	amortization of our 4G network related fixed assets as our deployment continued in 2011;

¡	increase in fixed assets, mostly related to telephony and cable Internet access services and to the modernization of our wireline network; and

¡	amortization of illico Digital TV set-top boxes related to our rental program.

Financial expenses (primarily comprised of cash interest expense on outstanding debt): $158.0 million, an increase of $4.8 million (3.2%).

•	The increase was mainly due to:

¡	$6.6 million increase in interest expenses, net of amortization of financing costs and debt premium or discount, explained by higher indebtedness.

Partially offset by:

¡	$1.6 million decrease in loss on foreign currency translation of current monetary items.

Gain on valuation and translation of financial instruments: $56.2 million in 2011, compared with $24.4 million in 2010, a favourable variance of $31.8 million.

•	The variance was essentially due to a favourable change in the fair value of early settlement options as a result of interest rate and credit premium fluctuations.

Income tax expense: $107.0 million (effective tax rate of 18.6%) compared with $111.1 million in 2010 (effective tax rate of 18.0%).

•	The decrease of $4.1 million is mainly due to:

¡	$11.7 million related to a decrease in taxable income;

¡	$8.7 million related to a lower domestic statutory tax rate; and

¡	$1.3 million decrease due to other non-taxable items or items deductible at a lower future tax rate.

Partially offset by:

¡	$2.0 million increase related to tax consolidation arrangements with our parent corporation;

¡	$1.5 million increase related to lower deferred tax credits; and

¡	$14.0 million increase in other items, mainly explained by a reduction in future income tax liabilities in light of changes in tax audit matters, jurisprudence and tax legislation.

Restructuring of operations and other special items: $15.3 million expense recorded in 2011 compared with $11.4 million in 2010.

•

This unfavourable variance is mainly explained by charges ($14.8 million in 2011 and $13.9 million in 2010) related to the migration of MVNO subscribers to our 4G network. In 2011, other special items included other restructuring charges of $0.5 million ($0.6 million in 2010). A gain of $3.3 million related to the sale of assets and an impairment charge of $0.2 million were also recorded in 2010.

Net income attributable to shareholder: $469.0 million, a decrease of $35.1 million (6.9%).

•	The decrease was mainly due to:

¡	$116.4 million increase in amortization charges;

¡	$4.8 million increase in financial expenses; and

¡	$1.2 million increase in restructuring of operations, other special items and gain on debt refinancing.

Partially offset by:

¡	$51.5 million increase in operating income;

¡	$31.8 million increase in gain on valuation and translation of financial instruments; and

¡	$4.1 million decrease in income taxes.

2012/2011 Analysis of Results – Fourth Quarter Comparison

Customer statistics

Cable television – The combined customer base for cable television services increased by 2,100 (0.1%) in the fourth quarter of 2012 (compared with an increase of 17,300 in the fourth quarter of 2011). Note that the fourth quarter of 2011 saw the end of over-the-air transmission of analog television signals in Canada.

•

The number of subscribers to illico Digital TV stood at 1,484,600 at the end of the fourth quarter of 2012, an increase of 26,800 or 1.8% during the quarter (compared with an increase of 52,700 (3.7%) in the fourth quarter of 2011).

•

The customer base for analog cable television services decreased by 24,700 (-6.3%) in the fourth quarter of 2012 (compared with a decrease of 35,400 customers (-8.7%) in the fourth quarter of 2011) primarily as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,387,700 at the end of the fourth quarter of 2012, an increase of 18,100 (1.3%) in the quarter (compared with an increase of 26,200 (2.0%) during the fourth quarter of 2011).

Cable telephony service – The number of subscribers to cable telephony services stood at 1,264,900 at the end of the fourth quarter of 2012, an increase of 15,200 (1.2%) in the quarter (compared with an increase of 25,900 (2.1%) in the same quarter of 2011).

Mobile telephony service – As of December 31, 2012, 402,600 lines were activated on our mobile telephony service, an increase of 24,300 (6.4%) in the quarter (compared with an increase of 32,500 (12.6%) in the same quarter of 2011).

Revenues: $678.4 million, an increase of $43.6 million (6.9%) compared with the fourth quarter of 2011.

Combined revenues from cable television services increased by $12.6 million (4.8%) to $274.4 million. This increase was primarily due to price increases, rental revenues from our set-top boxes, the migration of customers from analog to digital services, and an increase in subscribers to our High Definition packages.

Revenues from Internet access services increased by $12.4 million (6.8%) to $195.6 million. The improvement was mainly due to customer growth, price increases, and the upward migration of customers in package subscription.

Revenues from cable telephony service increased by $4.8 million (4.3%) to $116.3 million. This increase was mainly due to customer growth, higher revenues per user from our small and medium business customers, and higher revenues from long-distance packages.

Revenues from mobile telephony services increased by $13.8 million (40.2%) to $48.1 million, essentially due to customer growth.

Revenues from business solutions decreased by $0.4 million (2.5%) to $16.1 million.

Revenues from sales of customer premises equipment increased by $1.2 million (8.7%) to $15.0 million, mainly due to more aggressive promotions on our customer equipment in the quarter.

Other revenues, comprising revenues from La Sette, SuperClub Vidéotron and Jobboom, remained stable in the fourth quarter at $12.9 million.

Monthly combined ARPU: $114.02 in the fourth quarter of 2012, compared with $106.09 in the same period of 2011, an increase of $7.93 (7.5%). This growth is mainly explained by an increase in customers subscribing to two or more services, the upward migration in customers television and cable Internet access service packages, and price increases for our television and Internet services.

Operating income: $310.3 million in the fourth quarter of 2012, an increase of $15.6 million (5.3%) compared to 2011.

•	This increase was primarily due to:

¡	revenue increase, as detailed above.

Partially offset by:

¡	increases in call centre and marketing costs, to support our growth;

¡	increases in the technical and maintenance costs; and

¡	increases in operating expenses related to the deployment of our 4G network.

Purchase of goods and services, expressed as a percentage of revenues: 40.0% in 2012 compared with 39.9% in 2011.

•	Purchase of goods and services as a proportion of revenues increased, primarily due to:

¡	increase in operating expenses related to the deployment of our 4G network; and

¡	increases in call centre and marketing costs, to support our growth.

Partially offset by:

¡	fixed-cost base, which does not fluctuate in sync with revenue growth; and

¡	increase in residential, multi-unit and commercial customers subscribing to two or more services.

Employee costs, expressed as a percentage of revenues: 14.2% in 2012 compared with 13.7% in 2011.

•	Employee costs as a proportion of revenues increased, primarily due to:

¡	Increase in pension plan costs.

Amortization charge: $137.2 million, an increase of $27.0 million (24.5%) compared with 2011.

•	The increase was mainly due to:

¡	amortization of our 4G network related fixed assets as its deployment continued in late 2011 and 2012;

¡	increase in fixed assets, mostly related to telephony and cable Internet access services and to the modernization of our wireline network; and

¡	amortization of illico Digital TV set-top boxes related to our rental program.

Financial expenses (Primarily comprised of cash interest expense on outstanding debt): $42.6 million in 2012, an increase of $3.5 million (9.0%) compared with 2011.

•	The increase was mainly due to:

¡	$4.2 million increase in interest expenses, due to higher indebtedness; and

¡	$0.5 million loss on foreign currency translation on current monetary items, compared with a $0.6 million gain in the corresponding quarter of 2011.

Partially offset by:

¡	$1.4 million increase in net dividend income from affiliated corporations, due to changes in tax consolidation arrangements; and

¡	$0.4 million increase in other interest revenues.

Loss on valuation and translation of financial instruments: $16.2 million loss in the fourth quarter of 2012, compared with a $57.0 million gain in the same quarter of 2011, an unfavourable variance of $73.2 million.

•	The negative variance was essentially due to an unfavourable change in the fair value of early settlement options as a result of interest rate and credit premium fluctuations.

Income tax expense: $8.3 million (effective tax rate of 7.3%) in the fourth quarter of 2012, compared with $39.9 million (effective tax rate of 19.8%) in the same quarter of 2011.

•	The decrease of $31.6 million was mainly due to:

¡	$24.9 million related to the decrease in taxable income;

¡	$11.0 million related to tax consolidation arrangements with our parent corporation and affiliated corporations; and

¡	$1.7 million related to a lower domestic statutory tax rate.

Partially offset by:

¡	$6.0 million related to other non-taxable items, items deductible at a lower future tax rate, and other items.

Net income attributable to shareholder: $106.0 million, a decrease of $56.0 million (34.6%).

•	The decrease was mainly due to:

¡	$73.2 million decrease in gain or loss on valuation and translation of financial instruments;

¡	$27.0 million increase in amortization charges; and

¡	$3.5 million increase in financial expenses.

Partially offset by:

¡	$31.6 million decrease in income taxes;

¡	$15.6 million increase in operating income; and

¡	$0.5 million in restructuring of operations and other special items.

CASH FLOW AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as an analysis of our financial position as of the balance sheet date. This section should be read in conjunction with the discussions on trends under “Trend Information” above and on the Corporation’s financial risks under “Financial Instruments and Financial Risk Management” below.

Operating activities

2012 Financial Year

Cash flows provided by operating activities: $1,191.2 million in 2012, compared with $907.0 million in 2011, an increase of $284.2 million (31.3%).

•	The increase was mainly due to:

¡	$126.2 million increase in operating income;

¡

$218.3 million favourable variance in non-cash balances related to operations, mainly due to an $18.8 million decrease in accounts receivable; a $31.5 million increase of the net variation in accounts receivable and payable to affiliated corporations; a $53.7 million decrease in inventories; a $71.4 million increase in accounts payable; and a $68.7 million increase in income taxes payable; partially offset by a $24.1 million decrease in deferred revenues and $1.7 million variation in other assets and liabilities;

¡	$14.8 million decrease in the cash portion of charges related to restructuring of operations; and

¡	$1.5 million favourable variance in other items.

Partially offset by:

¡	$61.6 million increase in current income tax expenses; and

¡	$15.0 million increase in cash interest expense.

Working capital: Negative $236.5 million at December 31, 2012, compared with negative $182.8 million at December 31, 2011. The difference mainly reflects the impact of the decrease in inventories, the increase in net amounts payable to affiliated corporations, the increase in income taxes payable, and the increase in accounts payable and accrued charges, partially offset by an increase in cash and cash equivalents.

2011 Financial Year

Cash flows provided by operating activities: $907.0 million in 2011, compared with $781.5 million in 2010, an increase of $125.5 million (16.0%).

•	The increase was mainly due to:

¡	$51.5 million increase in operating income;

¡

$33.3 million favourable variance in non-cash balances related to operations, mainly due to a $39.2 million decrease in accounts receivable; an $18.2 million increase in accounts payable, accrued expenses and provisions; a $16.2 million decrease in prepaid expenses; and a $31.2 million decrease in inventories, partially offset by a $25.3 million decrease in deferred revenues and a $46.1 million decrease in income taxes payable; and

¡	$49.9 million decrease in current income tax expenses.

Partially offset by:

¡	$4.2 million increase in cash interest expenses;

¡	$4.0 million increase in the cash portion of charges related to restructuring of operations; and

¡	$1.0 million unfavourable variance in other items.

Working capital: Negative $182.8 million at December 31, 2011, compared with negative $198.6 million at December 31, 2010. The difference mainly reflects the impact of the increase in amounts receivable from affiliated corporations, the increase in income taxes receivable and the increase in inventories preceding the introduction of our Illico TV new generation set-top boxes, partially offset by an increase in accounts payable and accrued charges and deferred revenues.

Investing Activities

2012 Financial Year

Additions to fixed assets: $670.2 million in 2012, compared with $725.4 million in 2011. The variance is mainly due to lower investments in our 4G network in 2012 compared to 2011, since the roll-out is substantially completed.

Acquisitions of intangible assets: $78.3 million in 2012, compared with $73.3 million in 2011.

2011 Financial Year

Additions to fixed assets: $725.4 million in 2011, compared with $651.1 million in 2010. The variance is mainly due to the success of our illico set-top box rental program.

Acquisitions of intangible assets: $73.3 million in 2011, compared with $72.2 million in 2010.

Acquisition of a subsidiary from an affiliated corporation: In 2011, the Corporation acquired Jobboom inc. from an affiliated corporation for a cash consideration of $32.1 million.

Financing Activities

2012 Financial Year

Consolidated debt (long-term debt plus bank borrowings): $270.0 million increase in 2012.

•	Summary of debt increases in 2012:

¡

issuance, on March 14, 2012, of US$800.0 million aggregate principal amount of Senior Notes for net proceeds of $787.6 million, net of financing fees of $11.9 million. The Notes bear 5.0% interest and mature on July 15, 2022.

•	Summary of debt reductions in 2012:

¡	redemption and retirement in March 2012 of all of 6.875% Senior Notes due in January 2014, in an aggregate principal amount of US$395.0 million;

¡	$74.4 million decrease in debt due to a favourable variance in the fair value of embedded derivatives, resulting mainly from interest rate and credit premium fluctuations;

¡	$33.3 million favourable impact of exchange rate fluctuations;

¡	$16.2 million decrease due to write-off of the fair value adjustment related to hedged interest rate risk in relation with the repayment of our 6.875% Senior Notes due in January 2014; and

¡	repayment of $10.7 million of borrowings under a bank credit facility.

Dividends: Net increase of $620.0 million in cash distributions to our parent corporation in 2012 compared with 2011.

Assets and liabilities related to derivative financial instruments: Net liability of $231.2 million at December 31, 2012, compared with a net liability of $219.0 million at December 31, 2011. This $12.2 million unfavourable variance was due primarily to the unfavourable net impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments, and the new cross-currency interest rate swaps used to hedge the foreign currency risk exposure under our new U.S. dollar-denominated 5.0% Senior Notes due 2022.

2011 Financial Year

Consolidated debt (long-term debt plus bank borrowings): $71.0 million increase in 2011.

•	Summary of debt increases in 2011:

¡

issuance, on July 5, 2011, of $300.0 million aggregate principal amount of Senior Notes for net proceeds of $294.8 million, net of financing fees of $5.2 million. The Notes bear 6.875% interest and mature on July 15, 2021;

¡	$65.8 million increase in net borrowings under bank credit facilities, net of financing fees; and

¡	$20.8 million unfavourable impact of exchange rate fluctuations.

•	Summary of debt reductions in 2011:

¡	redemption and retirement in July 2011 of US$255.0 million aggregate principal amount of 6.875% Senior Notes due in January 2014;

¡	$54.5 million decrease in debt due to the favourable variance in the fair value of embedded derivatives, resulting mainly from interest rate fluctuations; and

¡	$12.3 million decrease in debt due to changes in the fair value related to hedged interest rate risk.

Dividends: Net decrease of $297.0 million in cash distributions to our parent corporation in 2011 compared with 2010.

Assets and liabilities related to derivative financial instruments: Net liability of $219.0 million at December 31, 2011, compared with a net liability of $289.0 million at December 31, 2010. This $70.0 million favourable net variance was due primarily to the settlement of hedging contracts and to the favourable net impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments.

Financial Position at December 31, 2012

Net available liquid assets: $738.1 million for the Corporation and its wholly owned subsidiaries, consisting of $163.1 million in cash and cash equivalents and $575.0 million in unused availabilities under credit facilities.

Uses of Liquidity and Capital Resources

Our principal liquidity and capital resource requirements consist of:

•

capital expenditures to maintain and upgrade our network in order to support the growth in our customer base and the launch and expansion of new or additional services, including the expansion of our 4G network;

•	servicing and repayment of debt;

•	tax consolidation arrangements; and

•	distributions to our shareholder.

Capital expenditures: $748.4 million in 2012, a decrease of $50.3 million (6.3%) compared with 2011.

•	The decrease was mainly due to:

¡	The reduction of scalable infrastructure.

Partially offset by:

¡	Acquisition of set-top boxes to fulfill rental needs.

Table 3

Additions to fixed and intangible assets

(in millions of dollars)

	2012	2011	2010
Customer premises equipment	$247.1	$201.2	$128.1
Scalable infrastructure	235.6	324.5	329.9
Line extensions	54.5	55.5	61.5
Upgrade/rebuild	107.0	121.3	110.8
Support capital and other	104.2	96.2	93.1

Total additions to fixed and intangible assets	$748.4	$798.7	$723.4

Consolidated long-term debt (long-term debt plus bank borrowings): $2,127.1 million at December 31, 2012, an increase of $270.0 million; $12.2 million unfavourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

At December 31, 2012, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 4

Mandatory debt repayments on Videotron’s long-term debt

Year ending December 31

(in millions of dollars)

2013	$10.7
2014	10.7
2015	184.6
2016	10.7
2017	10.7
2018 and thereafter	2,105.6

Total	$2,333.0

The weighted average term of Videotron’s consolidated debt was approximately 6.8 years at December 31, 2012 (5.7 years as of December 31, 2011). The debt consisted of approximately 83.1% fixed-rate debt (81.4% at December 31, 2011) and 16.9% floating-rate debt (18.6% at December 31, 2011).

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

Servicing and Repayment of Debt: Cash interest payments of $165.0 million in 2012, an increase of $1.7 million compared with 2011.

Purchase of Shares of Quebecor Media and Servicing of Subsidiary Subordinated Loan: Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into certain transactions described below that have the effect of using tax losses within the Quebecor Media group.

Tax Consolidation Arrangements with the Parent Corporation and the Ultimate Parent Corporation: On September 15, 2010, the Corporation contracted a subordinated loan of $1.3 billion from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on September 15, 2025. On the same day, the Corporation invested the total proceeds of $1.3 billion into 1,300,000 preferred shares, Series B, of 9101-0835 Quebec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On December 20, 2010, 9101-0835 Quebec Inc., a subsidiary of Quebecor Media Inc., redeemed 930,000 preferred shares, Series B, for a total cash consideration of $930.0 million, including cumulative dividends of $68.5 million. On the same day, the Corporation used the total proceeds of $930.0 million to repay part of its subordinated loan contracted from Quebecor Media Inc.

In 2010, the ultimate parent corporation transferred $26.4 million of non-capital losses to the Corporation in exchange for a cash consideration of $6.0 million. This transaction was concluded on terms equivalent to those that prevail on an arm’s length basis and accounted for at the consideration agreed between parties. As a result, the Corporation recorded a reduction of $2.7 million to its 2010 income tax expense.

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

Tax Consolidation Arrangements with Affiliated Corporations: On November 8, 2011, 9253-1920 Quebec inc., a wholly owned subsidiary of the Corporation, issued a subordinated loan of $3.95 billion to Sun Media Corporation, a wholly owned subsidiary of Quebecor Media Inc., bearing interest at a rate of 11.25% payable every 6 months on June 20 and December 20 and maturing on November 8, 2026. On the same day, 9253-1920 Quebec inc. issued 3,950,000 preferred shares, Class G to Sun Media Corporation for a total cash consideration of $3.95 billion.

On November 9, 2011, 9253-1920 Quebec inc., a wholly owned subsidiary of the Corporation, issued a subordinated loan of $3.8 billion to Sun Media Corporation, a wholly owned subsidiary of Quebecor Media Inc., bearing interest at a rate of 11.25% payable every 6 months on June 20 and December 20 and maturing on November 9, 2026. On the same day, 9253-1920 Quebec inc. issued 3,800,000 preferred shares, Class G to Sun Media Corporation for a total cash consideration of $3.8 billion.

On December 1, 2011, 9253-1920 Quebec Inc. redeemed from Sun Media Corporation 3,800,000 preferred shares, Class G, for a total cash consideration of $3.8 billion, including cumulative unpaid dividend of $25.8 million. On the same day, Sun Media Corporation used the total proceeds of $3.8 billion to repay its entire subordinated loan contracted from 9253-1920 Quebec Inc.

On December 2, 2011, 9253-1920 Quebec Inc. redeemed from Sun Media Corporation 3,950,000 preferred shares, Class G, for a total cash consideration of $3.95 billion, including cumulative unpaid dividends of $29.2 million. On the same day, Sun Media Corporation used the total proceeds of $3.95 billion to repay its entire subordinated loan contracted from 9253-1920 Quebec Inc.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries, on terms equivalent to those that prevail on an arm’s length basis and accounted for at the consideration agreed between parties, and a cash consideration of $15.6 million was received in 2012 from Sun Media Corporation in exchange for the tax benefits transferred.

Distributions to our shareholder: We paid $265.0 million in dividends to our shareholder, Quebecor Media, in the fourth quarter of 2012, compared with total cash distributions of $65.0 million in 2011. For the year ended December 31, 2012, we paid $760.0 million in dividends to our shareholder, compared with total cash distributions of $140.0 million in 2011. We expect to make cash distributions to our shareholder in the future, as determined by our Board of Directors, and within the limits set by the terms of our indebtedness and applicable laws.

Analysis of Consolidated Balance Sheets at December 31, 2012

Table 5

Consolidated Balance Sheets of Videotron Ltd.

Analysis of significant variances between December 31, 2012 and December 31, 2011

(in millions of dollars)

	December 31, 2012	December 31, 2011	Variance	Variance detail

Assets

Cash and cash equivalents	$164.1	$95.0	$69.1	Cash inflows provided by operating activities less outflows related to investing and financing activities

Inventories	95.5	122.9	(27.4)	Lower inventory levels of illico set-top boxes and cable modems

Fixed assets	2,831.7	2,602.2	229.5	Acquisition of fixed assets related to telecommunication networks and illico set-top boxes, net of amortization

Intangible assets	685.3	711.4	(26.1)	Amortization of 4G licences, partially offset by acquisition of software and licences

Liabilities

Accounts payable and accrued charges	469.6	435.6	34.0	Impact of current variances in activity

Income taxes payable	26.4	–	26.4	Impact of current income tax expense

Long-term debt, including short-term portion	2,127.1	1,857.1	270.0	Debt issuance offset by debt repayment, favourable impact of exchange rate fluctuations, and favourable variance in fair value of embedded derivatives

Deferred income taxes	527.1	454.7	72.4	Use of tax benefits and capital cost allowance in excess of book amortization

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

At December 31, 2012, our material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments.

Table 6 below shows a summary of our contractual obligations.

Table 6

Contractual obligations of the Corporation

Payments due by period at December 31, 2012

(in millions of dollars)

	Total	Less than 1 year	1- 3 years	3- 5 years	5 years or more

Contractual obligations[1]
Accounts payable and accrued charges	$469.6	$469.6	$–	$–	$–
Amounts payable to affiliated corporations	31.0	31.0	–	–	–
Bank credit facility	58.9	10.7	21.4	21.4	5.4
6 3/8% Senior Notes due December 15, 2015	173.9	–	173.9	–	–
9 1/8% Senior Notes due April 15, 2018	704.3	–	–	–	704.3
7 1/8% Senior Notes due January 15, 2020	300.0	–	–	–	300.0
6 7/8% Senior Notes due July 15, 2021	300.0	–	–	–	300.0
5% Senior Notes due July 15, 2022	795.9	–	–	–	795.9
Interest payments[2]	1,225.0	150.7	359.7	333.0	381.6
Derivative financial instruments[3]	241.9	(0.9)	148.9	–	93.9
Lease commitments	185.6	36.4	48.2	29.0	72.0
Services and capital equipment commitments	51.3	28.3	15.8	5.9	1.3

Total contractual cash obligations	$4,537.4	$725.8	$767.9	$389.3	$2,654.4

[1]

Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation; the proceeds of which are used to invest in Preferred Shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

[2]	Estimate of interest to be paid on long-term debt is based on hedged and unhedged interest rates and hedged foreign exchange rates at December 31, 2012.

[3]	Estimated future disbursements, net of receipts, on derivative financial instruments related to foreign exchange hedging.

Related Party Transactions

In addition to the related party transactions disclosed elsewhere in this annual report, the Corporation entered into the following transactions with affiliated corporations and the parent corporation. These transactions were concluded on terms equivalent to those that prevail on an arm’s length basis and were accounted for at the consideration agreed between parties:

Table 7

Related party transactions

(in millions of dollars)

	2012	2011	2010
Ultimate parent and parent corporation :
Revenues	$0.6	$0.6	$0.1
Purchase of goods and services	6.5	6.7	5.8
Operating expenses recovered	(1.2)	(2.0)	(1.4)

Affiliated corporations :
Revenues	13.0	12.4	9.7
Purchase of goods and services	75.6	59.7	56.3
Operating expenses recovered	(1.0)	(1.9)	(0.5)

Off-Balance Sheet Arrangements

Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

•	Operating Leases

The Corporation has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, a subsidiary of the Corporation has provided guarantees to the lessor of premises leases for certain video store franchisees, with expiry dates through 2017. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. At December 31, 2012, the maximum exposure with respect to these guarantees was $16.4 million and no liability has been recorded in the consolidated balance sheet. The Corporation has not made any payments relating to these guarantees in prior years.

•	Outsourcing Companies and Suppliers

In the normal course of its operations, the Corporation enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Corporation agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Corporation provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheet with respect to these indemnifications. The Corporation has not made any payments relating to these indemnifications in prior years.

•	Guarantees Related to our Various Existing Notes

The bank credit facilities provide for a $575.0 million secured revolving credit facility that matures in July 2016 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance rate, Canadian prime rate, or U.S. prime rate, plus a margin, depending on the Corporation’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate and Canadian London Interbanking Offered Rate (“LIBOR”), plus a margin. The bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and its wholly owned subsidiaries. As of December 31, 2012, the bank credit facilities of the Corporation were secured by assets with a carrying value of $6,206.2 million ($5,990.0 million in 2011). The bank credit facilities contain covenants such as maintaining certain financial ratios, limiting its ability to incur additional indebtedness and restricting the payment of dividends and other distributions. At December 31, 2012 and 2011, no amount was drawn on the revolving credit facility. As of December 31, 2012, $58.9 million ($69.6 million in 2011) was outstanding on the secured export financing facility.

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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, accounts payable and accrued charges, provisions, long-term debt, and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts and (iii) to reverse existing hedging positions through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes. The Corporation designates its derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

Description of Derivative Financial Instruments

Table 8

Foreign exchange forward contracts at December 31, 2012

(in millions of dollars)

Maturity	Canadian dollar average exchange rate per one U.S. dollar	Notional amount sold		Notional amount bought
Less than 1 year	0.9961		$87.8	US$	88.1
2014[1]	1.0151	US$	395.0		$401.0

Table 9

Cross-currency interest rate swaps at December 31, 2012

(in millions of dollars)

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in Canadian dollars	Canadian dollar exchange rate on interest and capital payments per one U.S. dollar
5.000% Senior Notes due 2022[1]	2003 to 2014	US$	200.0	Bankers’ acceptances 3 months + 2.73%	1.3425
5.000% Senior Notes due 2022[1]	2004 to 2014	US$	60.0	Bankers’ acceptances 3 months + 2.80%	1.2000
5.000% Senior Notes due 2022[1]	2003 to 2014	US$	135.0	7.66%	1.3425
6.375% Senior Notes due 2015	2005 to 2015	US$	175.0	5.98%	1.1781
9.125% Senior Notes due 2018	2008 to 2018	US$	455.0	9.65%	1.0210
9.125% Senior Notes due 2018	2009 to 2018	US$	260.0	9.12%	1.2965
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016

[1]

The Corporation initially entered into these cross-currency rate swaps to hedge the foreign currency risk exposure under its 6.875% Senior Notes due 2014 redeemed in 2012. These swaps are now used to set in Canadian dollars all coupon payments through 2014 on US$543.1 million of notional amount under its 5.00% Senior Notes due 2022 issued on March 14, 2012. In conjunction with the repurposing of these swaps, the Corporation has entered into US$395.0 million offsetting foreign exchange forward contracts in order to reverse its hedging position related to the January 15, 2014 notional exchange.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The (gain) loss on valuation and translation of financial instruments for the years ended December 31, 2012, 2011 and 2010 is summarized in the following table.

Table 10

(Gain) loss on valuation and translation of financial instruments

(in millions of dollars)

	2012	2011	2010
Gain on embedded derivatives	$(80.7)	$(56.7)	$(25.4)
Gain on derivative financial instruments for which hedge accounting is not used	(1.4)	–	–
Loss on the ineffective portion of fair value hedges	–	0.6	1.0

	$(82.1)	$(56.1)	$(24.4)

A gain of $18.9 million was recorded under other comprehensive income in 2012 in relation to cash flow hedging relationships (gain of $1.2 million in 2011 and gain of $20.0 million in 2010).

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

The fair value of long-term debt in Table 11 is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents classified as held for trading and accounted for at their fair value on the consolidated balance sheets, is determined using inputs that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

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

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2012 and 2011 are as follows:

Table 11

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	2012		2011
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(2,333.0)	$(2,484.0)	$(1,968.1)	$(2,064.4)
Derivative financial instruments[2]
Early settlement options	178.2	178.2	106.7	106.7
Foreign exchange forward contracts[3]	0.2	0.2	3.2	3.2
Cross-currency interest rate swaps[3]	(231.4)	(231.4)	(222.2)	(222.2)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

[2]	The fair value of the derivative financial instruments designated as hedges is a liability position of $165.8 million at December 31, 2012 ($219.0 million at December 31, 2011).

[3]	The value of foreign exchange forward contracts entered into to reverse existing hedging positions is netted from the value of the offset financial instruments.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the credit default premium used to calculate the fair value of derivative financial instruments, as per the Corporation’s valuation models, is as follows:

Table 12

Estimated Sensitivity of Variances in Credit Default Premium

(in millions of dollars)

Increase (decrease) (in millions of dollars)	Income	Other comprehensive income

Increase of 100 basis points	$ 0.1	$3.8
Decrease of 100 basis points	(0.1)	(3.8)

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

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. At December 31, 2012, no customer balance represented a significant portion of the Corporation’s consolidated accounts receivable. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $17.9 million at December 31, 2012 ($12.1 million at December 31, 2011). At December 31, 2012, 9.2% of accounts receivable were 90 days past their billing date (6.1% at December 31, 2011).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2012 and 2011:

Table 13

Changes in Allowance for Doubtful Accounts

(in millions of dollars)

(in millions of dollars)	2012	2011

Balance as of beginning of year	$12.1	$14.3
Charged to income	31.6	18.9
Utilization	(25.8)	(21.1)

Balance as of end of year	$17.9	$12.1

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

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 6.8 years at December 31, 2012 (5.7 years at December 31, 2011).

Market Risk

Market risk is the risk that changes in market prices due to foreign exchange rates and/or interest rates will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign Currency Risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on 100% of its U.S. dollar-denominated debt obligations outstanding at December 31, 2012, to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures and to reverse existing hedging positions through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a Canadian dollar per one U.S. dollar:

Table 14

Estimated Sensitivity of Variances in Year-end Exchange Rate

(in millions of dollars)

Increase (decrease) (in millions of dollars)	Income	Other comprehensive income
Increase of $0.10
U.S. dollar-denominated accounts payable	$(0.7)	$–
Gain on valuation and translation of financial instruments and derivative financial instruments	–	48.0
Decrease of $0.10
U.S. dollar-denominated accounts payable	0.7	–
Loss on valuation and translation of financial instruments and derivative financial instruments	–	(48.0)

Interest Rate Risk

The Corporation’s revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) Canadian LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into various cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. At December 31, 2012, after taking into account the hedging instruments, long-term debt was comprised of 83.1% fixed rate debt (81.4% in 2011) and 16.9% floating rate debt (18.6% in 2011).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Banker’s acceptance rate at December 31, 2012 is $4.2 million.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments, as per the Corporation’s valuation model, is as follows:

Table 15

Estimated Sensitivity of Variances in the Discount Rate

(in millions of dollars)

Increase (decrease) (in millions of dollars)	Income	Other comprehensive income
Increase of 100 basis points	$0.1	$ 3.8
Decrease of 100 basis points	(0.1)	(3.8)

Capital Management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash flows generated by operations, and the level of distributions to the parent corporation. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, long-term debt and net assets and liabilities related to derivative financial instruments, less cash and cash equivalents. The capital structure is as follows:

Table 16

Capital Structure of the Corporation

(in millions of dollars)

	December 31, 2012	December 31, 2011
Long-term debt	$2,127.1	$1,857.1
Derivative financial instruments	231.2	219.0
Cash and cash equivalents	(164.1)	(95.0)

Net liabilities	2,194.2	1,981.1
Equity	$788.6	$1,006.5

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate to permitted investments, inter-corporation transactions, and the declaration and payment of dividends or other distributions.

Contingencies and legal disputes

There are a number of legal proceedings against the Corporation and its subsidiaries that are pending. In the opinion of the management of the Corporation and its subsidiaries, the outcome of those proceedings is not expected to have a material adverse effect on the Corporation’s results or on its financial position.

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

Revenue recognition policies for each of the Corporation’s main product lines are as follows:

The cable and mobile services are provided under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet, cable telephony or mobile telephony, including connection costs and rental of equipment); the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. Arrangement consideration is allocated among the separate accounting units based on their relative fair values.

Cable connection revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection costs, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of those costs over the related revenues is recognized immediately in income. Operating revenues from cable and other services, such as Internet access, cable and mobile telephony, are recognized when services are rendered. Promotional offers and rebates are accounted for as a reduction in the service revenue to which they relate. Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered. Promotional offers related to equipment sales, with the exclusion of mobile devices, are accounted for as a reduction in the related equipment sales on delivery, while promotional offers related to the sale of mobile devices are accounted for as a reduction in the related equipment sales on activation. Operating revenues related to service contracts are recognized in income over the life of the specific contract on a straight-line basis over the period in which the services are provided. Royalties and territorial rights from video store franchisees are recognized as income in the month in which they are earned.

Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generating units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment on April 1 of each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or the CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

The Corporation uses the discounted cash flow method to estimate the value in use, consisting of future cash flows derived primarily from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts consider each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. A range of growth rates is used for cash flows beyond this three-year period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of (i) the time value of money; and (ii) the risk specific to the assets for which the future cash flow estimates have not been adjusted. The perpetual growth rate was determined with regard to the specific markets in which the CGUs participate.

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

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the consolidated statement of income up to the extent that the resulting carrying value does not exceed the carrying value that would have been the result if no impairment losses had been previously recognized.

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

Therefore, judgment used in determining the recoverable amount of an asset or a CGU may affect the amount of the impairment loss of an asset or a CGU to be recorded, as well as the potential reversal of the impairment charge in the future.

Based on the data and assumptions used in its last impairment test, the Corporation believes that at this time there is no material number of long-lived assets with finite useful lives, or goodwill and intangible assets with indefinite useful lives on its books that present a significant risk of impairment in the near future.

The net book value of goodwill at December 31, 2012 was $451.6 million.

Derivative financial instruments and hedge accounting

The Corporation uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Corporation does not hold or use any derivative financial instruments for speculative purposes. Under hedge accounting, the Corporation documents all hedging relationships between hedging items and hedged items, as well as its strategy for using hedges and its risk-management objectives. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges when they qualify for hedge accounting. The Corporation assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.

The Corporation generally enters into the following types of derivative financial instruments:

•

The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. The Corporation also uses foreign exchange forward contracts in combination with cross-currency interest rate swaps to hedge foreign currency rate exposure on interest and principal payments on long-term debt. These foreign exchange forward contracts are designated as cash flow hedges.

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

Derivative financial instruments that do not qualify for hedge accounting, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, such as early settlement options on long-term debt, are reported on a fair value basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in income as a gain or loss on valuation and translation of financial instruments.

Early settlement options are not considered closely related to their debt contract and are accordingly accounted for separately from the debt when the corresponding option exercise price is not approximately equal to the amortized cost of the debt.

The judgment used in determining the fair value of derivative financial instruments and the non-performance risk, using valuation models, may affect the value of the gain or loss on valuation and translation of financial instruments reported in the consolidated statements of income, and the value of the gain or loss on derivative financial instruments reported in the consolidated statements of comprehensive income.

Pension and post-retirement benefits

The Corporation offers defined benefit pension plans and defined contribution pension plans to some of its employees.

The Corporation’s defined benefit obligations with respect to defined benefit pensions and post-retirement benefits are measured at present value and assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of the Corporation’s actuaries. Key assumptions relate to the discount rate, the expected return on the plan’s assets, the rate of increase in compensation, the retirement age of employees, health care costs, and other actuarial factors. Defined benefit pension plan assets are measured at fair value and consist of equities and corporate and government fixed-income securities.

Actuarial gains and losses are recognized immediately through other comprehensive income and in retained earnings. Actuarial gains and losses arise from the difference between the actual rate of return on plan assets for a given period and the expected rate of return on plan assets for that period, experience adjustments on liabilities, or changes in actuarial assumptions used to determine the defined benefit obligation.

The recognition of the net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce its future contributions to the plan. In addition, an adjustment to the net benefit asset or to the net benefit obligation can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. Changes in the net benefit asset limit or in the minimum funding liability are recognized immediately in other comprehensive income and in retained earnings. The assessment of the amount recoverable in the future, for the purpose of calculating the limit on the net benefit asset, is based on a number of assumptions, including future service costs and reductions in future plan contributions.

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

Estimates of the fair value of stock option awards are determined by applying an option-pricing model, taking into account the terms and conditions of the grant and assumptions such as the risk-free interest rate, the dividend yield, the expected volatility and the expected remaining life of the option.

The judgment and assumptions used in determining the fair value of liability classified stock-based awards may have an effect on the compensation cost recorded in the statements of income

Provisions

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

The assessment of deferred income taxes is judgmental in nature and is dependent on assumptions and estimates as to the availability and character of future taxable income. The ultimate amount of deferred income taxes realized could be slightly different from that recorded, since it is influenced by the Corporation’s future operating results.

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

Recent Accounting Pronouncements

Unless otherwise indicated, based on current facts and circumstances, the Corporation does not expect to be materially affected by the application of the following standards.

(i)	IFRS 9 — Financial Instruments is required to be applied retrospectively for periods beginning January 1, 2015 with early adoption permitted.

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

(ii)	IFRS 10 — Consolidated Financial Statements is required to be applied retrospectively for periods beginning January 1, 2013 with early adoption permitted.

IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent corporation.

(iii)	IFRS 11 — Joint Arrangements is required to be applied retrospectively for periods beginning January 1, 2013 with early adoption permitted.

IFRS 11 replaces IAS 31, Interests in Joint Ventures, with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interests in joint ventures. The new standard requires that such interests be recognized using the equity method.

(iv)	IFRS 12 — Disclosure of Interests in Other Entities is required to be applied retrospectively for periods beginning January 1, 2013 with early adoption permitted.

IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet vehicles.

(v)	IAS 19 — Post-employment Benefits (including Pensions) (Amended) is required to be applied retrospectively for periods beginning January 1, 2013.

Amendments to IAS 19 involve, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the consolidated statement of income. IAS 19 allows amounts recorded in other comprehensive income to be recognized either immediately in retained earnings or as a separate category within equity. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation at the end of the previous year. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A-	Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers at March 10, 2013:

Name and Municipality of Residence	Age	Position
SERGE GOUIN Outremont, Québec	70	Director and Chairman of the Board

JEAN LA COUTURE, FCPA, FCA(1) Montréal, Québec	66	Director and Chairman of the Audit Committee

ANDRÉ DELISLE(1) Montréal, Québec	66	Director

A. MICHEL LAVIGNE, FCPA, FCA(1) Laval, Québec	62	Director

PIERRE KARL PÉLADEAU Outremont, Québec	51	Director

ROBERT DÉPATIE Rosemère, Québec	54	President and Chief Executive Officer

MANON BROUILLETTE Outremont, Québec	44	President, Consumer Markets

JEAN NOVAK Beaconsfield, Québec	49	President, Videotron Business Solutions

MARIE-JOSÉE MARSAN Montréal, Québec	50	Vice President, Finance and Chief Financial Officer

DANIEL PROULX Montréal, Québec	55	Chief Technological Officer

MYRIANNE COLLIN Montréal, Québec	39	Senior Vice President, Strategy and Market Development

ALAIN CHARLEBOIS Laval, Québec	41	Vice President, Human Resources and Quality Improvement

SERGE DELISLE Blainville, Québec	54	Vice President, Information Technology

GUY DESROCHERS Candiac, Québec	56	Vice President, Internal Audit

ISABELLE DESSUREAULT Mansonville, Québec	42	Vice President, Corporate Affairs and President MATV

MARIE PIUZE Pierrefonds, Québec	44	Vice President, Control

Name and Municipality of Residence	Age	Position

PIERRE ROY PORRETTA Anjou, Québec	46	Vice President, Engineering, Research & Development

JEAN-FRANÇOIS PRUNEAU Repentigny, Québec	42	Vice President

CLAUDINE TREMBLAY Montréal, Québec	59	Vice President and Secretary

CHLOÉ POIRIER Nun’s Island, Québec	43	Treasurer

CHRISTIAN MARCOUX Laval, Québec	38	Assistant Secretary

(1)	Member of the Audit Committee

Serge Gouin, Director and Chairman of the Board of Directors. Mr. Gouin has been a Director and Chairman of our Board of Directors since July 2001. Mr. Gouin has also been a Director of Quebecor Media since May 2001, and he re-assumed the position of Chairman of its Board of Directors in May 2005, having also held that position from January 2003 to March 2004. Mr. Gouin served as President and Chief Executive Officer of Quebecor Media from March 2004 until May 2005. Mr. Gouin has also served as Director and Chairman of the Board of Directors of Sun Media Corporation since May 2004. Mr. Gouin was an Advisory Director of Citigroup Global Markets Canada Inc. from 1998 to 2003. From 1991 to 1996, Mr. Gouin served as President and Chief Operating Officer of Le Groupe Vidéotron. From 1987 to 1991, Mr. Gouin was President and Chief Executive Officer of TVA Group. Mr. Gouin is also a member of the Boards of Directors of Onex Corporation, Gates Corporation and TVA Group and Chairman of Anges Quebec Capital Fund.

Jean La Couture, FCPA, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has served as a Director and as Chairman of our Audit Committee since October 2003. Mr. La Couture is as Director and Chairman of the Audit Committee of Quebecor and Quebecor Media. He was a Director of Quebecor World Inc. from December 2007 until December 2008. Mr. La Couture, a Fellow Chartered Professional Accountant, is President of Huis Clos Ltée., a management and mediation firm. He is also President of the Regroupement des assureurs de personnes à charte du Québec (RACQ), a position he has held since August 1995. From 1972 to 1994, he was President and Chief Executive Officer of three organizations, including The Guarantee Company of North America, a Canadian specialty line insurance company from 1990 to 1994. He is Chairman of the Boards of Innergex Renewable Energy Inc., Groupe Pomerleau (a Québec-based construction company) and Institute of Corporate Directors, Québec Chapter and a Director of the Caisse de dépôt et placement du Québec.

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

A. Michel Lavigne, FCPA, FCA, Director and member of the Audit Committee. Mr. Lavigne has served as a Director of Videotron and as a member of its Audit Committee since June 30, 2005. Since that date, Mr. Lavigne has also served as a Director and a member of the Audit Committee and the Compensation Committee of Quebecor Media, and as a Director and a member of the Audit Committee of TVA Group. Mr. Lavigne is a Director of Canada Post, as well as the Chairman of the Board of Primary Energy Recycling Corporation and Teraxion Inc. Until May 2005, he served as

President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montréal, Québec, as Chairman of the Board of Grant Thornton Canada and as a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Professional Accountant of the Ordre des comptables professionnels agréés du Québec and a member of the Canadian Institute of Chartered Accountants since 1973.

Pierre Karl Péladeau, Director. Mr. Péladeau has served as a Director of Videotron since June 2001. Mr. Péladeau is also currently President and Chief Executive Officer of Quebecor Media, President and Chief Executive Officer of Sun Media Corporation and President and Chief Executive Officer of Quebecor. He was Vice Chairman of the Board of Directors and Chief Executive Officer of Quebecor Media from May 2006 to November 2008 and President and Chief Executive Officer of Quebecor World Inc. from March 2004 to May 2006. Mr. Péladeau joined Quebecor’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions within the Quebecor group of companies. In 1998, Mr. Péladeau spearheaded the acquisition of Sun Media Corporation and, in 2000 he was responsible for the acquisition of Groupe Vidéotron. Mr. Péladeau was also the President and Chief Executive Officer of Videotron from July 2001 until June 2003. Mr. Péladeau is a director of numerous Quebecor group companies and is active in many charitable and cultural organizations. Mr. Péladeau is also Chairman of the Board of the Fondation de l’entrepreneurship.

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

Marie-Josée Marsan, Vice President, Finance and Chief Financial Officer. Ms. Marsan has been Videotron’s Vice President, Finance and Chief Financial Officer since June 2008, and, on January 1, 2010, she has been appointed to her current position. She joined Videotron in July 2006 as Vice President, Control. Before joining us, Ms. Marsan held various senior positions mainly in the television & film industry, such as First Director of Finance and Administration at the Canadian Broadcast Company (CBC) from 1999 to 2006 and Vice-President, Finance and Business Development for Groupe Covitec inc., today known as Technicolor, from 1994 to 1999. Prior to that, she worked for TVA Group Inc. as Director of Production and held various financial positions at General Motors of Canada. Ms. Marsan holds a bachelor’s degree in Finance from the HEC Montréal, a master’s degree in Finance issued jointly by York University and HEC Montréal. She is also a member of the Certified General Accountants Association (CGA).

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

Alain Charlebois, Vice President, Human Ressources and Quality Improvement. Mr. Charlebois was appointed to his current position in January 2013. Mr. Charlebois has held various positions within Videotron since joining the Company as Section Head, Human Resources in 2003. Mr. Charlebois holds a Bachelor’s degree in Human Resources Management from the Université du Québec à Montréal.

Serge Delisle, Vice President, Information Technology. Mr. Delisle joined Videotron in June 2012. Prior to joining the Company, Mr. Delisle occupied executive positions with CGI Group, Keops Technologies Inc., Hercules Incorporated and Nakornthai Strip Mill (NSM) in Canada, the U.S., France and Thailand. He holds a Bachelor’s degree in Business Administration from the École des hautes études commerciales (HEC) and a Project Management Professional (PMP) Certification.

Guy Desrochers, Vice President, Internal Audit. Mr. Desrochers was appointed Vice President, Internal Audit of Videotron in September 2012. He acts in the same capacity for Quebecor Media inc. Prior to joining the Company, Mr. Desrochers was in charge of the Internal Audit Services of Molson Coors Brewing Company (Canadian operations) from 2003 to 2012. He also held several financial management positions at Bombardier Aerospace and Pratt & Whitney Canada from 1984 to 2002. He holds a bachelor degree in Business Administration from Laval University, is a member of the Ordre des comptables professionnels agréés du Québec (CPA) (formerly Corporation des Comptables en Management Accrédités du Québec) since 1984, is a Board member and President of the Executive Committee of the Institute of Internal Auditors (Montreal chapter), and is a Certified Internal Auditor.

Isabelle Dessureault, Vice President, Corporate Affairs and President, MAtv (a division of Videotron). Ms. Dessureault was appointed to her current position in August 2010. Prior to her appointment, she was Vice President, Public Affairs of Quebecor Media from November 2008 to March 2010. In 2005, after working a dozen years as a consultant, including eight years with National Public Relations, where she was a partner in the Montréal office, Ms. Dessureault joined Videotron as General Manager, Communications. From 2006 to 2008, Ms. Dessureault was Vice President with combined responsibility for Videotron Corporate Affairs and the VOX television channel. Ms. Dessureault studied at the Amsterdam School of Business and is a graduate of the Université du Québec in Montréal, and holds an MBA from Concordia University.

Marie Piuze, Vice President, Control. Ms. Piuze joined Videotron in September 2008. Prior to joining the Company, Ms. Piuze was Financial Controller at CGI from 2005 to 2008. Ms. Piuze held various financial positions in the telecommunication and software industry mainly at Microcell, Téléglobe and Softimage. She started her career at Coopérative Fédérée de Québec in 1994. Ms. Piuze holds a Bachelor’s degree in Finance from HEC Montréal. She is also a member of the Certified Management Accountants Association (CMA).

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

Claudine Tremblay, Vice President and Secretary. Ms. Tremblay was appointed Vice President and Secretary in April 2009. She holds the same position within Quebecor, Quebecor Media, TVA Group and Sun Media Corporation. Prior to her appointment to her current position, Ms. Tremblay was Senior Director, Corporate Secretariat for Quebecor Media, Quebecor World Inc. and Quebecor from 2003 to December 2007. Prior to joining the Quebecor group of companies as Assistant Secretary in 1987, Ms. Tremblay was Assistant Secretary and Administrative Assistant at National Bank of Canada from 1979 to 1987. She has also been a member of the Chambre des notaires du Québec since 1977.

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

Changes to Corporate Management

On March 14, 2013, following the end of the period covered by this annual report, Quebecor announced that Mr. Pierre Karl Péladeau will be stepping down as President and Chief Executive Officer of Quebecor and Quebecor Media and will be replaced by Mr. Robert Dépatie, the current President and Chief Executive Officer of Videotron. Mr. Péladeau will continue overseeing the Quebecor’s strategic files in his new position and will remain a Director of Videotron.

Ms. Manon Brouillette, the current President, Consumer Markets, of Videotron, will be appointed as President and Chief Operating Officer of Videotron. Mr. Dépatie will remain Chief Executive Officer.

The changes are expected to come into effect at the time of Quebecor’s next annual shareholders meeting, to be held in Montréal on May 8, 2013.

B-	Compensation

Our Directors do not receive any remuneration for acting in their capacity as directors of Videotron. The members of our Audit Committee do, however, receive attendance fees of $3,000 per meeting and the Chairman of our Audit Committee (currently, Mr. La Couture) receives an annual fee of $6,000 to act in such capacity. Our Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors and our Audit Committee. During the financial year ended December 31, 2012, the amount of compensation (including benefits in kind) paid to our five directors for services in all capacities to Videotron and its subsidiaries was $151,000. None of our directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

The aggregate amount of compensation we paid for the year ended December 31, 2012 to our executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was approximately $9.0 million, including salaries, bonuses and profit-sharing payments.

Quebecor Media’s Stock Option Plan

Under a stock option plan established by Quebecor Media, 6,180,140 common shares of Quebecor Media (representing 6% of all outstanding common shares of Quebecor Media) have been set aside for directors, officers, senior employees and other key employees of Quebecor Media and its subsidiaries, including Videotron. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of Quebecor Media common shares at the date of grant, as determined by its Board of Directors (if Quebecor Media common shares are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of grant of the common shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. For so long as the shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following annual periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash equal to the difference between the fair market value, as determined by Quebecor Media’s Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, purchase common shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless Quebecor Media’s Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by Quebecor Media’s Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. Pursuant to the terms of this plan, no optionee may hold options representing more than 5% of the outstanding common shares of Quebecor Media.

During the year ended December 31, 2012, no options were granted under this plan to executive officers of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies). During the year ended December 31, 2012, a total of 579,279 options were exercised by officers and employees of Videotron, for aggregate gross value realized of $6.0 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2012, an aggregate total of 360,628 options granted to directors, officers and employees of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies) remain outstanding, with a weighted average exercise price of $39.63 per share, as determined by Quebecor Media’s Compensation Committee. For more information on this stock option plan, see Note 20 to our audited consolidated financial statements included under “Item 18. Financial Statements” of this annual report.

Pension Benefits

Both Quebecor Media and Videotron maintain pension plans for our non-unionized employees and certain officers.

Videotron’s pension plan provides pension benefits to our executive officers equal to 2.0% of salary (excluding bonuses) for each year of membership in the plan. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under our pension plan are as prescribed under the Income Tax Act (Canada). An executive officer contributes to this plan an amount equals to 5.0% of his or her salary up to a maximum of $6,742 in respect of 2013. Videotron changed this pension plan to a defined contribution plan for new employees hired on and after May 1, 2012.

Quebecor Media’s pension plan provides greater pension benefits to eligible executive officers than it does to other employees. The higher pension benefits under this plan equal 2.0% of average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and from the age of 61 years without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media’s pension plan are as prescribed by the Income Tax Act (Canada). An executive officer contributes to this plan an amount equals to 5.0% of his or her salary up to a maximum of $6,742 in 2013. Videotron has no liability regarding Quebecor Media’s pension plan. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. New employees are eligible to enroll in a retirement savings plan.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media’s and our pension plans:

	Years of Participation
Compensation	10	15	20	25	30
$134,834 or more	$26,967	$40,450	$53,933	$67,417	$80,900

Supplemental Retirement Benefit Plan (“SERP”) for Designated Executives

In addition to the pension plans in force, Videotron provides supplemental retirement benefits to certain designated executives. One senior executive officer of Videotron is a participant in a SERP.

The benefits payable to our senior executive officer who participates in our SERP are calculated using the same formula as for the basic pension plan, but without having to comply with the limit imposed by the Income Tax Act (Canada), less the pension payable under the basic pension plan. The benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the senior executive officer, subject to an early retirement reduction. Upon a beneficiary’s death, our supplemental retirement benefit plan provides for the payment of a survivor pension to the eligible surviving spouse, which represents 60.0% of the retiree’s pension.

As of December 31, 2012, we had one senior executive officer that was a participant in our supplemental retirement benefit plan. The participant had ten years of credited service.

	Years of Credited Service
Compensation	10	15	20	25	30
$200,000	$13,033	$19,550	$26,067	$32,583	$39,100
$300,000	$33,033	$49,550	$66,067	$82,583	$99,100
$400,000	$53,033	$79,550	$106,067	$132,583	$159,100
$500,000	$73,033	$109,550	$146,067	$182,583	$219,100
$600,000	$93,033	$139,550	$186,067	$232,583	$279,100
$800,000	$133,033	$199,550	$266,067	$332,583	$399,100
$1,000,000	$173,033	$259,550	$346,067	$432,583	$519,100
$1,200,000	$213,033	$319,550	$426,067	$532,583	$639,100
$1,400,000	$253,033	$379,550	$506,067	$632,583	$759,100

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

At December 31, 2012, we had approximately 6,460 employees. At December 31, 2011 and 2010, we had approximately 6,230 and 5,670 employees, respectively (excluding, at December 31, 2010, the employees of Jobboom inc., who were transferred to us in 2011). Substantially all of our employees are based and work in the Province of Quebec. Approximately 3,810 of our employees are unionized, and the terms of their employment are governed by one of our five regional collective bargaining agreements. Our two most important collective bargaining agreements, covering our unionized employees in the Montréal and Québec City regions, have terms extending to December 31, 2013. We also have two collective bargaining agreements covering our unionized employees in the Saguenay and Gatineau regions, with terms running through December 31, 2014 and August 31, 2015 respectively, and one other collective bargaining agreement, covering approximately 50 employees of our SETTE inc. subsidiary, which expired on December 31, 2012. Negotiations regarding this collective bargaining agreement are in progress.

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

Quebecor holds, directly and indirectly, 77,812,366 common shares of Quebecor Media, representing a 75.4% voting and equity interest in Quebecor Media and CDPQ, indirectly holds 25,439,134 shares of Quebecor Media, representing a 24.6% interest in Quebecor Media. The primary asset of Quebecor, a communications holding company, is its interest in Quebecor Media. CDPQ is one of Canada’s largest pension fund managers.

B-	Related Party Transactions

The Company enters into related party transactions from time to time. These related party transactions are further described under “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position – Financial Position at December 31, 2012” and in Note 7, in Note 10 and in Note 25 to our audited consolidated financial statements included under “Item 18. Financial Statements” in this annual report. These related party transactions have been entered into by the Company on terms equivalent to those that prevail in transactions done at arm’s length and accounted for at the consideration agreed between parties:

	As of December 31,
	2012	2011	2010
	(in thousands of dollars)
Ultimate Parent and Parent Company:
Revenues	$553	$620	$125
Purchase of goods and services	6,539	6,728	5,803
Operating expenses recovered	(1,154)	(1,955)	(1,445)

Affiliated Companies:
Revenues	13,009	12,443	9,655
Purchase of goods and services	75,636	59,742	56,255
Operating expenses recovered	(987)	(1,908)	(529)

Management fee

The Company pays annual management fees to the parent company for services rendered to the Company, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $34.9 million in 2012, $26.7 million in 2011 and $34.8 million in 2010. The agreement provides for an annual management fee to be agreed upon for the year 2013. In addition, the parent company is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

Income tax transactions

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we enter into certain tax consolidation transactions (issuance of preferred shares and subordinated loans) from time to time through which we are able to recognize certain income tax benefits. For further information regarding these transactions, please refer to “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position – Financial Position at December 31, 2012” and Note 25 to our audited consolidated financial statements which are included under “Item 18. Financial Statements” in this annual report. These transactions are carried out for tax consolidation purposes, on terms equivalent to those that prevail in an arm’s length basis and are accounted for at the consideration agreed between parties.

Purchase of shares of Quebecor Media and subsidiary subordinated loans

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we enter into certain transactions from time to time that have the effect of using tax losses within the Quebecor Media Group. These transactions are described further under “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position – Financial Position as of December 31, 2012” and Note 10 to our audited consolidated financial statements which are included under “Item 18. Financial Statements” in this annual report.

C-	Interests of Experts and Counsel

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

A-	Consolidated Statements and Other Financial Information

Our consolidated balance sheets as at December 31, 2012 and 2011, and our consolidated statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2012, 2011 and 2010, including the notes thereto and together with the report of Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

Legal Proceedings

We are involved from time to time in various claims and lawsuits incidental to the conduct of our business in the ordinary course.

In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our business, results of operations, liquidity or financial position.

Dividend Policy

During the year ended December 31, 2012, we paid aggregate cash dividends of $760,000,000 on our common shares. During the year ended December 31, 2011, we paid aggregate cash dividends of $140,000,000 on our common shares. We currently expect to pay dividends and other distributions on our common shares in the future. The declaration and payment of dividends and other distributions is in the sole discretion of our Board of Directors, and any decision regarding the declaration of dividends and other distributions will be made by our Board of Directors depending on, among other things, our financial resources, the cash flows generated by our business, our capital needs, and other factors considered relevant by our Board of Directors, including the terms of our indebtedness and applicable law.

B-	Significant Changes

Except as otherwise disclosed in this annual report, there has been no other material adverse change in our financial position since December 31, 2012.

ITEM 9 – THE OFFER AND LISTING

A-	Offer and Listing Details

Not applicable.

B-	Plan of Distribution

Not applicable.

C-	Markets

In a series of repurchases and redemptions in March 2012, we retired the entire remaining principal amount outstanding of our 6 7/8% Senior Notes due January 15, 2014.

On March 14, 2012, we sold US$800,000,000 aggregate principal amount of our 5% Senior Notes due July 15, 2022 in private placements exempt from the registration requirements of the Securities Act. In connection with the issuance of these unregistered notes, we filed a registration statement on Form F-4 with the SEC on May 17, 2012 and completed the registered exchange offer in July, 2012. As a result, our 5% Senior Notes due July 15, 2022 have been registered under the Securities Act.

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

On September 16, 2005, we issued and sold US$175.0 million aggregate principal amount of our 6 3/8% Senior Notes due December 15, 2015 in private placements exempt from the registration requirements of the Securities Act. In connection with the issuance of these unregistered notes, we filed a registration statement on Form F-4 with the SEC on December 16, 2005 and completed the registered exchange offer on February 6, 2006. As a result, our 6 3/8% Senior Notes due December 15, 2015 have been registered under the Securities Act.

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

The record holder of each series of our Senior Notes (other than our 7 1/8% Senior Notes due 2020 and our 6 7/8% Senior Notes due 2021) is Cede & Co., a nominee of The Depository Trust Company, and the record holder of our 7 1/8% Senior Notes due 2020 and our 6 7/8% Senior Notes due 2021 is CDS Clearing and Depository Services Inc.

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

2.	The rights, preferences and restrictions attaching to our common shares and our preferred shares (consisting of our Class “A” Common Shares and our authorized classes of preferred shares, comprised or our Class “B” Preferred Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares, Class “F” Preferred Shares, Class “G” Preferred Shares and Class “H” Preferred Shares) are set forth below:

Common Shares

Class “A” Common Shares

(a)	Dividend rights: Subject to the rights of the holders of our preferred shares (including their redemption rights) and subject to applicable law, each Class “A” Common Share is entitled to receive such dividends as our Board of Directors shall determine.

(b)	Voting rights: The holders of Class “A” Common Shares are entitled to vote at each shareholders’ meeting with the exception of meetings at which only the holders of another class of shares are entitled to vote. Each Class “A” Common Share entitles the holder to one vote. The holders of the Class “A” Common Shares shall elect the directors of Videotron at an annual or special meting of shareholders called for that purpose, except that any vacancy occurring in the Board of Directors may be filled, for the remainder of the term, by our Directors. At any meeting of shareholders called for such purpose, directors are elected by a majority of the votes cast in respect of such election.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “A” Common Shares are entitled to receive dividends as determined by our Board of Directors subject to certain restrictions) and paragraph (d) below (whereby the holders of our Class “A” Common Shares are entitled to participation in the remaining property and assets of our company available for distribution in the event of liquidation or dissolution), None.

(d)	Rights upon liquidation: In the event of our liquidation or dissolution or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of our Class “A” Common Shares shall be entitled, subject to the rights of the holders of our preferred shares, to participate equally, share for share, in our residual property and assets available for distribution to our shareholders, without preference or distinction.

(e)	Redemption provisions: None.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of common shares as a result of such holder owning a substantial number of common shares: None.

Preferred Shares

Class “B” Preferred Shares

(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “B” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares, Class “F” Preferred Shares and Class “H” Preferred Shares, but subordinated to the holders of our Class “G” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “B” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our corporation.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “B” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “B” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “B” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “B” Preferred Shares have certain redemption rights): None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “B” Preferred Shares shall be entitled to repayment of the amount paid for the Class “B” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “B” Preferred Shares.

In addition, in the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the rights of holders of Class “B” Preferred Shares as regards to payment of dividends and the right to participate in the distribution of residual assets, shall rank in priority to the rights of the holders of our Class “A” Common Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares, Class “F” Preferred Shares and Class “H” Preferred Shares, but subordinated to the rights of holders of our Class “G” Preferred Shares.

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

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class “B” Preferred Shares as a result of such holder owning a substantial number of our Class “B” Preferred Shares: None.

Class “C” Preferred Shares

(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “C” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares, Class “D” Preferred Shares, Class “E” Preferred Shares, Class “F” Preferred Shares and Class “H” Preferred Shares, but subordinated to the holders of our Class “B” Preferred Shares and Class “G” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “C” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our corporation.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “C” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “C” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “C” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “C” Preferred Shares have certain redemption rights): None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “C” Preferred Shares shall be entitled to repayment of the amount paid for the Class “C” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “C” Preferred Shares.

In addition, in the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the rights of holders of Class “C” Preferred Shares as regards to payment of dividends and the right to participate in the distribution of residual assets, shall rank in priority to the rights of the holders of our Class “A” Common Shares, Class “D” Preferred Shares, Class “E” Preferred Shares, Class “F” Preferred Shares and Class “H” Preferred Shares, but subordinated to the rights of holders of our Class “B” Preferred Shares and Class “G” Preferred Shares.

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

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class “C” Preferred Shares as a result of such holder owning a substantial number of our Class “C” Preferred Shares: None.

Class “D” Preferred Shares

(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “D” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares, Class “E” Preferred Shares, Class “F” Preferred Shares and Class “H” Preferred Shares, but subordinated to the holders of our Class “B” Preferred Shares, Class “C” Preferred Shares and Class “G” Preferred Shares, a preferential and non cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “D” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our corporation.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “D” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “D” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “D” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “D” Preferred Shares have certain redemption rights): None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “D” Preferred Shares shall be entitled to repayment of the amount paid for the Class “D” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “D” Preferred Shares.

In addition, in the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the rights of holders of Class “D” Preferred Shares as regards to payment of dividends and the right to participate in the distribution of residual assets, shall rank in priority to the rights of the holders of our Class “A” Common Shares, Class “E” Preferred Shares, Class “F” Preferred Shares and Class “H” Preferred Shares, but subordinated to the rights of holders of our Class “B” Preferred Shares, Class “C” Preferred Shares and Class “G” Preferred Shares.

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

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class “D” Preferred Shares as a result of such holder owning a substantial number of our Class “D” Preferred Shares: None.

Class “E” Preferred Shares

(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “E” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares, Class “F” Preferred Shares and Class “H” Preferred Shares, but subordinated to the holders of our Class “B” Preferred Shares, Class “C” Preferred Share, Class “D” Preferred Share and Class “G” Preferred Shares, a preferential and non cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “E” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our corporation.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “E” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “E” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “E” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “E” Preferred Shares have certain redemption rights): None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “E” Preferred Shares shall be entitled to repayment of the amount paid for the Class “E” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “E” Preferred Shares.

In addition, in the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the rights of holders of Class “E” Preferred Shares as regards to payment of dividends and the right to participate in the distribution of residual assets, shall rank in priority to the rights of the holders of our Class “A” Common Share, Class “F” Preferred Shares and Class “H” Preferred Shares, but subordinated to the rights of holders of our Class “B” Preferred Shares, Class “C” Preferred Shares, Class “D” Preferred Shares and Class “G” Preferred Shares.

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

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class “E” Preferred Shares as a result of such holder owning a substantial number of our Class “E” Preferred Shares: None.

Class “F” Preferred Shares

(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “F” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares and Class “H” Preferred Shares, but subordinated to the holders of our Class “B” Preferred Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares and Class “G” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “F” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our corporation.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “F” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “F” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “F” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “F” Preferred Shares have certain redemption rights): None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “F” Preferred Shares shall be entitled to repayment of the amount paid for the Class “F” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “F” Preferred Shares.

In addition, in the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the rights of holders of Class “F” Preferred Shares as regards to payment of dividends and the right to participate in the distribution of residual assets, shall rank in priority to the rights of the holders of our Class “A” Common Shares and Class “H” Preferred Shares, but subordinated to the rights of holders of our Class “B” Preferred Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares and Class “G” Preferred Shares.

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

On October 8, 2003, we issued US$335.0 million aggregate principal amount of our 6 7/8% Senior Notes due January 15, 2014 and, on November 19, 2004, we issued an additional US$315.0 million aggregate principal amount of these notes, pursuant to an Indenture, dated as of October 8, 2003, by and among Videotron, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association), as trustee. In March 2012, we redeemed and retired the entire outstanding principal amount outstanding of these 6 7/8% Senior Notes due January 15, 2014. These notes were unsecured, bearing a maturity date of January 15, 2014. Interest on these notes was payable in cash semi-annually in arrears on January 15 and July 15 of each year. These notes were guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. The notes were redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contained customary restrictive covenants with respect to us and certain of our subsidiaries and customary events of default.

(b)

Indenture relating to US$175,000,000 of our 6 3/8% Senior Notes due December 15, 2015, dated as of September 16, 2005, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On September 16, 2005, we issued US$175,000,000 aggregate principal amount of our 6 3/8% Senior Notes due December 15, 2015, pursuant to an Indenture, dated as of September 16, 2005, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These notes are unsecured and mature on December 15, 2015. Interest on these notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(c)

Indenture relating to US$715,000,000 of our 9 1/8% Senior Notes due April 15, 2018, dated as of April 15, 2008, as supplemented, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 15, 2008, we issued US$455,000,000 aggregate principal amount of our 9 1/8% Senior Notes due April 15, 2018, and on March 5, 2009, we issued and sold an additional US$260,000,000 aggregate principal amount of our 9 1/8% Senior Notes due April 15, 2018, in each case pursuant to an Indenture, dated as of April 15, 2008, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These notes, which form a single series and class, are unsecured and mature on April 15, 2018. Interest on these notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in an indenture dated as of April 15, 2008. This indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then outstanding 9 1/8% Senior Notes may declare all of such notes to be due and payable immediately.

(d)

Indenture relating to CAN$300,000,000 of our 7 1/8% Senior Notes due January 15, 2020, dated as of January 13, 2010, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On January 13, 2010, we issued CAN$300,000,000 aggregate principal amount of our 7 1/8% Senior Notes due January 15, 2020, pursuant to an Indenture, dated as of January 13, 2010, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These notes are unsecured and mature on January 15, 2020. Interest on these notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(e)

Indenture relating to CAN$300,000,000 of our 6 7/8% Senior Notes due July 15, 2021, dated as of July 5, 2011, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On July 15, 2011, we issued CAN$300,000,000 aggregate principal amount of our 6 7/8% Senior Notes due July 15, 2021, pursuant to an Indenture, dated as of July 5, 2011, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These notes are unsecured and mature on July 5, 2021. Interest on these notes is payable in cash semi-annually in arrears on June 5 and December 5 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(f)	Indenture relating to US$800,000,000 of our 5% Senior Notes due July 15, 2022, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On March 14, 2012, we issued US$800,000,000 aggregate principal amount of our 5% Senior Notes due July 15, 2022, pursuant to an Indenture, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These notes are unsecured and mature on July 15, 2022. Interest on these notes is payable in cash semi-annually in arrears on January 15 and June 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the make-whole redemption price set forth in the indenture. This indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then outstanding notes may declare all of such notes to be due and payable immediately.

(g)	Credit Agreement originally dated as of November 28, 2000, as amended and restated as of July 20, 2011, by and among Videotron, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended.

Our $650.0 million senior secured credit facilities provide for a $575.0 million secured revolving credit facility that matures on July 19, 2016 and a $75.0 million secured export financing facility providing for a term loan that matures on June 15, 2018. The proceeds of the revolving credit facility can be used for general corporate purposes including, without limitation, to issue letters of credit and to pay dividends to

Quebecor Media subject to certain conditions. The proceeds of the term loan were used for payments and/or reimbursement of payments of export equipment and local services in relation to our contracts for mobile infrastructure equipment with an affiliate of Nokia Corporation and also for the financing of the Finnvera guarantee fee (Finnvera plc being a specialized financing company owned by the State of Finland which is providing an export buyer credit guarantee in favor of the lenders under the export financing facility covering political and commercial risks).

Advances under our revolving credit facility bear interest at the Canadian prime rate, the U.S. prime rate (solely under the swingline commitment) or the bankers’ acceptance rate plus, in each instance, an applicable margin determined by the Leverage Ratio (as defined in our credit agreement) of the Relevant Group (as defined in the credit agreement). The applicable margin for Canadian prime rate advances and U.S. prime rate advances ranges from 0.50% when this ratio is less than 1.75x, to 2.00% when this ratio is greater than or equal to 4.25x. The applicable margin for bankers’ acceptance advances or letters of credit fees ranges from 1.50% when this ratio is less than 1.75x, to 3.00% when this ratio is greater than or equal to 4.25x. We have agreed to pay a commitment fee based on the aggregate amount undrawn under its revolving credit facility ranging from 0.3375% when the Leverage Ratio is less than 1.75x, to 0.75% when this ratio is greater than or equal to 4.25x. Advances under our export financing facility bear interest at the bankers’ acceptance rate and Canadian LIBOR, plus a margin at a rate of 0.875%.

The revolving credit facility will be repayable in full on July 19, 2016. Drawdowns under the export financing facility are repayable by way of seventeen equal and consecutive semi-annual payments that commenced on June 15, 2010.

Borrowings under our senior secured credit facilities and under eligible derivative instruments are secured by a first-ranking hypothec or security interest (subject to certain permitted encumbrances) on all current and future assets of Videotron and of the guarantors under the credit facilities (which include most, but not all of our subsidiaries), guarantees by such guarantors, pledges of shares by us and such guarantors and other security.

Our senior secured credit facilities contain customary covenants that restrict and limit the ability of Videotron and the members of the VL Group (as defined in the credit agreement to mean Videotron and all of its wholly-owned subsidiaries) to, among other things, enter into merger or amalgamation transactions or liquidate or dissolve, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, the senior secured credit facilities contain customary financial covenants and customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to us or any members of the VL Group (other than an Immaterial Subsidiary, as defined in the credit agreement), and the occurrence of a change of control.

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

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of (i) our 6 3/8% Senior Notes due 2015 (our “6 3/8% Senior Notes”), (ii) our 9 1/8% Senior Notes due 2018 (our “9 1/8% Senior Notes”), (iii) our 7 1/8% Senior Notes due 2020 (our “7 1/8% Senior Notes”), (iv)

our 6 7/8% Senior Notes due 2021 (our “6 7/8% Senior Notes”), and (v) our 5% Senior Notes due 2022 (our “5% Senior Notes”) (collectively, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. Our 9 1/8% Senior Notes were issued in two instances, on April 7, 2008 and February 26, 2009, under the same indenture. Our 7 1/8% Senior Notes and our 6 7/8% Senior Notes are denominated in Canadian dollars (the “Canadian dollar Notes”).This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code or a U.S. Holder subject to the newly effective 3.8% Medicare tax on net investment income) or to holders that may be subject to special rules under U.S. federal income tax law, including:

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

In the issuance of our 6 3/8% Senior Notes and in the issuance of our 9 1/8% Senior Notes, the notes were issued with a de minimis amount of original issue discount (“OID”). OID is the excess, if any, of a note’s “stated redemption price at maturity” over its “issue price”. A note’s stated redemption price at maturity is the sum of all payments provided by the note other than payments of qualified stated interest (i.e., stated interest that is unconditionally payable in cash or other property (other than debt of the issuer)). The “issue price” is the first price at which a substantial amount of the notes in the issuance that includes the notes is sold (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, agents or wholesalers). The amount of original issue discount with respect to a note will be treated as zero if it is less than an amount equal to 0.0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity (or weighted average maturity, as applicable) (“de minimis OID”). Generally, any de minimis OID must be included in income as principal payments are received on the securities in the proportion that each such payment bears to the original principal balance of the security. The treatment of the resulting gain is subject to the general rules discussed under “— Sale, Exchange or Retirement of a Note” below.

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

Market Discount and Bond Premium

Market Discount

If a U.S. Holder purchases notes for an amount less than their stated redemption price at maturity, the difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange or retirement of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including in the case of a note exchanged for a registered note pursuant to a registration offer, any market discount accrued on the related outstanding note). A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method. In that case, a U.S. Holder’s tax basis in its notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by the U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without the consent of the IRS. If a U.S. Holder does not make such an election, in general, all or a portion of such holder’s interest expense on any indebtedness incurred or continued in order to purchase or carry notes may be deferred until the maturity of the notes, or certain earlier dispositions. Unless a U.S. Holder elects to accrue market discount under a constant yield method, any market discount will accrue ratably during the period from the date of acquisition of the related outstanding note to its maturity date.

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

Bond Premium

If a U.S. Holder purchases notes for an amount greater than the sum of all amounts (other than qualified stated interest) payable with respect to the notes after the date of acquisition, such holder will have purchased such notes with amortizable bond premium. A U.S. Holder generally may elect to amortize that premium from the purchase date to the maturity date of the notes under a constant yield method. Amortizable premium generally may be deducted against interest income on such notes and generally may not be deducted against other income. A U.S. Holder’s basis in a note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by a U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without IRS consent. For a U.S. Holder that did not elect to amortize bond premium, the amount of such premium will be included in such U.S. Holder’s tax basis upon the sale of a note. In the case of Canadian dollar Notes, premium is computed in Canadian dollars. At the time amortized bond premium offsets interest income, foreign currency gain or loss (taxable as ordinary income or loss) will be realized on such amortized bond premium based on the difference between the spot rate of exchange on the date or dates such premium is recovered through interest payments on the Canadian dollar Note and the spot rate of exchange on the date on which the U.S. Holder acquired the note.

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

A U.S. Holder’s adjusted tax basis in a note will generally equal the U.S. Holder’s U.S. dollar cost therefor, increased by the amount of market discount, if any, previously included in income in respect of the note and decreased (but not below zero) by the amount of principal payments received by such U.S. Holder in respect of the note, any amounts treated as a return of pre-issuance accrued interest and the amount of amortized bond premium, if any, previously taken into account with respect to the note. If a U.S. Holder purchases a Canadian dollar Note with Canadian dollars, the U.S. dollar cost of the Canadian dollar Note will generally be the U.S. dollar value of the purchase price on the date of purchase calculated at the spot rate of exchange on that date. The amount realized upon the disposition of a Canadian dollar Note will generally be the U.S. dollar value of the amount received on the date of the disposition calculated at the spot rate of exchange on that date. However, if the Canadian dollar Note is traded on an established securities market, a cash basis U.S. Holder (and, if it so elects, an accrual basis U.S. Holder) will determine the U.S. dollar value of the cost of or amount received on the Canadian dollar Note, as applicable, by translating the amount paid or received at the spot rate of exchange on the settlement date of the purchase or disposition. The election available to accrual basis U.S. Holders in respect of the purchase and disposition of Canadian dollar Notes traded on an established securities market must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Gain or loss recognized by a U.S. Holder on the sale, exchange or retirement of a Canadian dollar Note that is attributable to changes in the rate of exchange between the U.S. dollar and foreign currency generally will be treated as U.S. source ordinary income or loss. Such foreign currency gain or loss will equal the difference between (i) the U.S. dollar value of the U.S. Holder’s Canadian dollar purchase price for the Canadian dollar Note calculated at the spot rate of exchange on the date of the sale, exchange, retirement or other disposition and (ii) the U.S. dollar value of the U.S. Holder’s Canadian dollar purchase price for the Canadian dollar Note calculated at the spot rate of exchange on the date of purchase of the Canadian dollar Note. If the Canadian dollar Note is traded on an established securities market, with respect to a cash basis U.S. Holder (and, if it so elects, an accrual basis U.S. Holder), such foreign currency gain or loss will equal the difference between (x) the U.S. dollar value of the U.S. Holder’s Canadian dollar purchase price for the Canadian dollar Note calculated at the spot rate of exchange on the settlement date of the disposition and (y) the U.S. dollar value of the U.S. Holder’s Canadian dollar purchase price for the Canadian dollar Note calculated at the spot rate of exchange on the settlement date of the purchase of the Canadian dollar Note. Such foreign currency gain or loss is recognized on the sale or retirement of such Note only to the extent of total gain or loss recognized on the sale or retirement of such Note. Prospective investors should consult their own tax advisors regarding certain foreign currency translation elections that may be available with respect to a sale, exchange, or redemption of the Canadian dollar Notes.

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

Reportable Transaction Reporting

Under certain U.S. Treasury Regulations, U.S. Holders that participate in “reportable transactions” (as defined in the regulations) must attach to their U.S. federal income tax returns a disclosure statement on IRS Form 8886. Under the relevant rules, a U.S. Holder may be required to treat a foreign currency exchange loss from the Canadian dollar Note as a reportable transaction if this loss exceeds the relevant threshold in the regulations. U.S. Holders should consult their own tax advisors as to the possible obligation to file IRS Form 8886 with respect to the ownership or disposition of the Canadian dollar Notes, or any related transaction, including without limitation, the disposition of any non-U.S. currency received as interest or as proceeds from the sale, exchange, retirement or other disposition of the Canadian dollar Notes.

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

The following summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and the Canada-United States Income Tax Convention (1980), as amended, (i) is not, and is not deemed to be, a resident of Canada (and has never been, or been deemed to be, a resident of Canada), (ii) deals at arm’s length with any transferee resident or deemed resident in Canada to whom the Holder disposes of Senior Notes, (iii) does not use or hold, and is not deemed to use or hold the Senior Notes in the course of carrying on a business or part of a business in Canada, (iv) does not receive any payment of interest on the Senior Notes in respect of a debt or other obligation to pay an amount to a person with whom Videotron does not deal at arm’s length, and (v) is not a “specified shareholder” and deals at arm’s length with each person who is a “specified shareholder” of Videotron for purposes of the thin capitalization rules in the Tax Act (a “Non-Resident Holder”).

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

Videotron uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, accounts payable and accrued charges, provisions, long-term debt and derivative financial instruments. As a result of its use of financial instruments, Videotron is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

In order to manage its foreign exchange and interest rate risks, Videotron uses derivative financial instruments (i) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts and (iii) to reverse existing hedging positions through offsetting transactions. Videotron does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes. Videotron designates its derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

Foreign Currency Risk

Most of our consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt is payable in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on 100% of our U.S. dollar-denominated debt obligations outstanding as of December 31, 2012, to hedge our exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures and to reverse existing hedging positions through offsetting transactions.

Foreign exchange forward contracts:

Maturity	Canadian dollar average exchange rate per one U.S. dollar	Notional amount sold (in millions of dollars)		Notional amount bought (in millions of dollars)
Less than 1 year	0.9961		$87.8	US$	88.1
2014	1.0151	US$	395.0		$401.0

Interest Rate Risk

Videotron’s revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate (BA), (ii) Canadian LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by Videotron bear interest at fixed rates. Videotron has entered into various cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2012, after taking into account the hedging instruments, long-term debt was comprised of 83.1% fixed rate debt (81.4% in 2011) and 16.9% floating rate debt (18.6% in 2011).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2012 is $4.2 million.

Credit Risk

Credit risk is the risk of financial loss to Videotron if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2012, no customer balance represented a significant portion of Videotron’s consolidated accounts receivables. Videotron establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $17.9 million as of December 31, 2012 ($12.1 million as of December 31, 2011). As of December 31, 2012, 9.2% of accounts receivables were 90 days past their billing date (6.1% as of December 31, 2011).

Videotron believes that the diversity of its customer base and its product lines are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. Videotron does not believe that it is exposed to an unusual level of customer credit risk.

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

The carrying value and fair value of long-term debt as of December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	Carrying value	Fair value	Carrying value	Fair value
(in thousands of dollars)

Long-term debt(1)	$(2,333,044)	$(2,484,000)	$(1,968,051)	$(2,064,400)
Derivative financial instruments(2)
Early settlement options	178,212	178,212	106,733	106,733
Foreign exchange forward contracts(3)	178	178	3,207	3,207
Cross-currency interest rate swaps(3)	(231,422)	(231,422)	(222,212)	(222,212)

(1)	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
(2)	The fair value of the derivative financial instruments designated as hedges is a liability position of $165.8 million as of December 31, 2012 ($219.0 million as of December 31, 2011).
(3)	The value of foreign exchange forward contracts entered into to reverse existing hedging positions is netted from the value of the offset financial instruments.

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

Principal Repayments

As at December 31, 2012, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

Year ending December 31,	(in thousands of dollars)
2013	$10,714
2014	10,714
2015	184,606
2016	10,714
2017	10,714
2018 and thereafter	2,105,582

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

Videotron’s management is responsible for establishing and maintaining adequate internal control over financial reporting of the company (as defined by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Videotron’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Videotron; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of Videotron are being made only in accordance with authorizations of Videotron’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Videotron’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Videotron’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Videotron’s internal control over financial reporting was effective as of December 31, 2012.

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

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2012, 2011 and 2010. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2012 are included in this annual report on Form 20-F.

The Audit Committee establishes the independent auditors’ compensation. The Audit Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2012, 2011 and 2010, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditors, Ernst & Young LLP, for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Audit Fees(1)	$947,524	$860,436	$835,786
Audit related Fees(2)	$74,051	$62,898	$55,892
Tax Fees(3)	$11,918	$11,865	$71,978
All Other Fees(4)	$186,000	$—	$—
Total	$1,219,493	$935,199	$936,656

(1)	Audit Fees consist of fees approved for the annual audit of the Company’s consolidated financial statements and quarterly reviews of interim financial statements of the Company with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues.
(2)	Audit-Related Fees include fees for the review of one subsidiary’s financial statements and various reports to statutory authorities.
(3)	Tax Fees include fees billed for assistance with Canadian, U.S. and international tax compliance.
(4)	All Other Fees include assistance with respect to internal controls over financial reporting.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F – CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G – CORPORATE GOVERNANCE

Not applicable.

ITEM 17 – FINANCIAL STATEMENTS

Not applicable.

ITEM 18 – FINANCIAL STATEMENTS

Our consolidated balance sheets as at December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2012, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

ITEM 19 – EXHIBITS

Exhibits

The following documents are filed as exhibits to this Form 20-F:

1.1	Certificate and Articles of Amalgamation of Videotron Ltd. as of July 1, 2006 (translation) (incorporated by reference to Exhibit 1.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007).

1.2	Certificate and Articles of Amendment of Videotron Ltd. as of June 30, 2008 (incorporated by reference to Exhibit 1.2 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.3	Certificate and Articles of Amendment of Videotron Ltd. as of December 12, 2008 (incorporated by reference to Exhibit 1.3 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.4	By-laws of Videotron Ltd. (translation) (incorporated by reference to Exhibit 1.4 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.5	Certificate and Articles of Amalgamation of Le SuperClub Vidéotron ltée (translation) (incorporated by reference to Exhibit 1.5 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.6	By-laws of Le SuperClub Vidéotron ltée (translation) (incorporated by reference to Exhibit 1.6 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.7	Articles of Incorporation of Vidéotron Infrastructures Inc., as amended as of February 17, 2011 (incorporated by reference to Exhibit 1.7 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.8	By-laws of Vidéotron Infrastructures Inc. (translation) (incorporated by reference to Exhibit 1.8 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.9	Certificate of Incorporation of Videotron US Inc. as of September 20, 2007 (incorporated by reference to Exhibit 1.9 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.10	Amended and Restated Certificate of Incorporation of Videotron US Inc. as of October 1, 2008 (incorporated by reference to Exhibit 1.10 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.11	By-laws of Videotron US Inc. (incorporated by reference to Exhibit 1.11 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.12	Declaration of registration of Videotron G.P. (incorporated by reference to Exhibit 1.12 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.13	Declaration of registration of Videotron L.P. (incorporated by reference to Exhibit 1.13 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.14	Certificate and Articles of Constitution of 9230-7677 Québec inc. (translation) (incorporated by reference to Exhibit 1.14 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.15	By-laws of 9230-7677 Québec inc. (translation) (incorporated by reference to Exhibit 1.15 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.16	Certificate and Articles of Incorporation of Jobboom inc. (translation) (incorporated by reference to Exhibit 1.16 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.17	By-laws of Jobboom inc. (translation) (incorporated by reference to Exhibit 1.17 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.18	Certificate and Articles of Constitution of 9227-2590 Québec inc. (translation) (incorporated by reference to Exhibit 1.18 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.19	By-laws of 9227-2590 Québec inc. (translation) (incorporated by reference to Exhibit 1.19 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.12	Form of 6 3/8% Senior Notes due December 15, 2015 of Videotron Ltd. (included as Exhibit A to Exhibit 2.14 below).

2.13	Form of Notation of Guarantee by the subsidiary guarantors of the 6 3/8% Senior Notes due December 15, 2015 of Videotron Ltd. (included as Exhibit E to Exhibit 2.14 below).

2.14	Indenture, dated as of September 16, 2005, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to Videotron Ltd.’s Registration Statement on Form F-4 dated October 14, 2005, Registration Statement No. 333-128998).

2.15	Supplemental Indenture, dated as of April 15, 2008, by and among Videotron Ltd., Videotron US Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.10 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

2.16	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.14 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

2.17	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.15 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

2.18	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.19 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.19	Form of 9 1/8% Senior Notes due April 15, 2018 of Videotron Ltd. (included as Exhibit A to Exhibit 2.21 below).

2.20	Form of Notation of Guarantee of the subsidiary guarantors of the 9 1/8% Senior Notes due April 15, 2018 of Videotron Ltd. (included as Exhibit E to Exhibit 2.21 below).

2.21	Indenture, dated as of April 15, 2008, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.14 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

2.22	Supplemental Indenture, dated as of March 5, 2009, by and among Videotron Ltd., Le SuperClub Vidéotron Ltée, CF Cable TV Inc., Videotron US Inc. and 9193-2926 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.16 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.23	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.21 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

2.24	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.22 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

2.25	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.29 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.26	Form of 7 1/8% Senior Notes due January 15, 2020 of Videotron Ltd. (included as Exhibit A to Exhibit 2.28 below).

2.27	Form of Notation of Guarantee of the subsidiary guarantors of the 7 1/8% Senior Notes due January 15, 2020 of Videotron Ltd. (included as Exhibit E to Exhibit 2.28 below).

2.28	Indenture, dated as of January 13, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.17 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.29	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.24 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

2.30	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.25 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

2.31	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.37 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.32	Form of 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (included as Exhibit A to Exhibit 2.34 below).

2.33	Form of Notation of Guarantee of the subsidiary guarantors of the 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (included as Exhibit E to Exhibit 2.34 below).

2.34	Indenture, dated as of July 5, 2011, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.42 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.35	Form of 5% Senior Notes due July 15, 2022 of Videotron Ltd. (included as Exhibit A to Exhibit 2.37 below).

2.36	Form of Notation of Guarantee by the subsidiary guarantors of the 5% Senior Notes due July 15, 2022 of Videotron Ltd. (included as Exhibit E to Exhibit 2.37 below).

2.37	Indenture, dated as of March 14, 2012, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.47 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

4.1	Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, Videotron Infrastructures Inc., Jobboom Inc., Videotron US Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., Videotron G.P., and Videotron L.P., as guarantors (incorporated by reference to Exhibit 4.1 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

4.2	Form of Guarantee of the Guarantors of the Credit Agreement (included as Schedule D of Exhibit 4.1 above).

4.3	Form of Share Pledge of the shares of Videotron Ltd. and the Guarantors of the Credit Agreement (included as Schedule E of Exhibit 4.1 above).

4.4	Management Services Agreement, effective as of January 1, 2002, between Quebecor Media and Videotron Ltd. (incorporated by reference to Exhibit 10.5 to Videotron Ltd.’s Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697).

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Videotron Ltd.

11.1	Code of Ethics. (incorporated by reference to Exhibit 11.1 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

12.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Marie-Josée Marsan, Vice-President, Finance and Chief Financial Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of Marie-Josée Marsan, Vice-President, Finance and Chief Financial Officer of Videotron Ltd. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIDEOTRON LTD.

By:	/s/ Marie-Josée Marsan
Name: Marie-Josée Marsan

Title: Vice-President, Finance and Chief Financial Officer

Dated: March 20, 2013

VIDEOTRON LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and to the shareholder of Videotron Ltd.

We have audited the accompanying consolidated balance sheets of Videotron Ltd. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Videotron Ltd. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Montreal, Canada

March 20, 2013

/S/ ERNST & YOUNG LLP[1]
[1]	CPA auditor, CA, public accountancy permit no. A104687

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

	Note	2012	2011	2010

Revenues
Cable television		$1,079,343	$1,012,604	$950,590
Internet		772,497	698,234	644,283
Cable telephony		454,861	436,694	409,858
Mobile telephony		171,593	112,743	53,167
Business solutions		64,857	63,025	59,803
Equipment sales		43,428	55,885	59,893
Other		48,545	51,529	51,214

		2,635,124	2,430,714	2,228,808

Purchase of goods and services	2	1,045,013	1,005,289	911,551
Employee costs	2	365,154	326,646	269,984
Amortization		487,084	408,133	291,738
Financial expenses	3	174,250	158,042	153,193
Gain on valuation and translation of financial instruments	4	(82,054)	(56,142)	(24,373)
Restructuring of operations and other special items	5	537	15,332	11,380
Gain on debt refinancing	6	(1,292)	(2,713)	—

Income before income taxes		646,432	576,127	615,335

Income taxes
Current	8	39,056	(22,549)	27,375
Deferred	8	76,247	129,424	83,642

		115,303	106,875	111,017

Net income		$531,129	$469,252	$504,318

Net income attributable to:
Shareholder		$530,905	$469,023	$504,074
Non-controlling interests		224	229	244

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

	Note	2012	2011	2010

Net income		$531,129	$469,252	$504,318

Other comprehensive income (loss):
Cash flows hedges:
Gain on valuation of derivative financial instruments		18,895	1,173	19,968
Deferred income taxes		672	(2,879)	(1,275)
Defined benefit plans:
Actuarial loss and net change in asset limit and in minimum funding liability	26	(14,679)	(32,356)	(9,427)
Deferred income taxes		3,949	8,700	2,571
Reclassification to income:
Other comprehensive loss related to cash flows hedges		4,065	801	—
Deferred income taxes		(1,500)	(200)	—

		11,402	(24,761)	11,837

Comprehensive income		$542,531	$444,491	$516,155

Comprehensive income attributable to:
Shareholder		$542,307	$444,262	$515,911
Non-controlling interests		224	229	244

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

	Equity attributable to shareholder
	Capital stock (note 19)	Retained earnings	Accumulated other comprehensive (loss) income (note 21)	Equity attributable to non-controlling interests	Total equity

Balance as of January 1, 2010	$1	$673,625	$(22,832)	$991	$651,785

Net income	—	504,074	—	244	504,318

Other comprehensive (loss) income	—	(6,856)	18,693	—	11,837

Issuance of shares (note 25)	3,400	—	—	—	3,400

Dividends	—	(437,000)	—	(95)	(437,095)

Balance as of December 31, 2010	3,401	733,843	(4,139)	1,140	734,245

Net income	—	469,023	—	229	469,252

Other comprehensive loss	—	(23,656)	(1,105)	—	(24,761)

Acquisition of a subsidiary from an affiliated corporation (note 7)	—	(32,140)	—	—	(32,140)

Dividends	—	(140,000)	—	(55)	(140,055)

Balance as of December 31, 2011	3,401	1,007,070	(5,244)	1,314	1,006,541

Net income	—	530,905	—	224	531,129

Other comprehensive (loss) income	—	(10,730)	22,132	—	11,402

Acquisition of a non-controlling interest	—	—	—	(38)	(38)

Dividends	—	(760,000)	—	(463)	(760,463)

Balance as of December 31, 2012	$3,401	$767,245	$16,888	$1,037	$788,571

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

	Note	2012	2011	2010

Cash flows related to operating activities
Net income		$531,129	$469,252	$504,318
Adjustments for:
Amortization of fixed assets	11	388,715	322,878	254,469
Amortization of intangible assets	12	98,369	85,255	37,269
Gain on valuation and translation of financial instruments	4	(82,054)	(56,142)	(24,373)
Amortization of financing costs and long-term debt premium or discount	3	5,572	4,238	3,556
Deferred income taxes	8	76,247	129,424	83,642
Gain on debt refinancing	6	(1,292)	(2,713)	—
Other		249	(1,058)	(9)

		1,016,935	951,134	858,872
Net change in non-cash balances related to operating activities		174,217	(44,094)	(77,397)

Cash flows provided by operating activities		1,191,152	907,040	781,475

Cash flows related to investing activities
Additions to fixed assets	11	(670,184)	(725,404)	(651,146)
Additions to intangible assets	12	(78,251)	(73,253)	(72,244)
Acquisition of a subsidiary from an affiliated corporation	7	—	(32,140)	—
Acquisition of preferred shares of a corporation under common control	10	—	—	(370,000)
Acquisition of tax deductions from the ultimate parent corporation		—	—	(5,974)
Net change in temporary investments		—	—	30,000
Other		7,072	4,893	7,319

Cash flows used in investing activities		(741,363)	(825,904)	(1,062,045)

Cash flows related to financing activities
Issuance of long-term debt, net of financing fees	17	787,571	294,846	293,888
Net borrowings under bank credit facilities, net of financing fees	17	(10,714)	65,781	—
Repayment of long-term debt	6	(394,094)	(248,291)	—
Settlement of hedging contracts	6	(2,934)	(54,777)	—
Issuance of subordinated loan from parent corporation	10	—	—	370,000
Dividends		(760,000)	(140,000)	(437,000)
Other		(503)	(14)	(292)

Cash flows (used in) provided by financing activities		(380,674)	(82,455)	226,596

Net change in cash and cash equivalents		69,115	(1,319)	(53,974)

Cash and cash equivalents at beginning of year		95,016	96,335	150,309

Cash and cash equivalents at end of year		$164,131	$95,016	$96,335

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

	2012	2011	2010

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of:
Cash (bank overdraft)	$11,422	$(21,483)	$(24,214)
Cash equivalents	152,709	116,499	120,549

	$164,131	$95,016	$96,335

Changes in non-cash balances related to operating activities:
Accounts receivable	$(3)	$(18,805)	$(57,995)
Amounts receivable from and payable to affiliated corporations	24,866	(6,617)	5,973
Inventories	27,388	(26,321)	(57,524)
Prepaid expenses	(2,283)	5,101	(11,109)
Accounts payable, accrued charges and provisions	86,459	15,079	(3,107)
Income taxes	40,737	(27,934)	18,203
Stock-based compensation	(2,920)	(2,750)	2,646
Deferred revenues	(18)	24,122	49,433
Defined benefit plans	(1,631)	(4,401)	(6,705)
Other	1,622	(1,568)	(17,212)

	$174,217	$(44,094)	$(77,397)

Non-cash investing activities:
Net change in additions to fixed assets and intangible assets financed with accounts payable	$49,516	$(28,956)	$(16,589)

Interest and taxes reflected as operating activities:
Cash interest payments	$165,025	$163,365	$150,241
Cash income tax payments (net of refunds)	912	6,141	6,456

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2012 and 2011

(in thousands of Canadian dollars)

	Note	2012	2011

Assets
Current assets
Cash and cash equivalents		$164,131	$95,016
Accounts receivable		264,500	264,497
Income taxes	8	—	10,819
Amounts receivable from affiliated corporations	25	15,763	33,391
Inventories	9	95,482	122,870
Prepaid expenses		18,214	16,319

Total current assets		558,090	542,912

Non-current assets
Investments	10	1,630,000	1,630,000
Fixed assets	11	2,831,667	2,602,215
Intangible assets	12	685,305	711,426
Goodwill	13	451,645	451,545
Derivative financial instruments	24	3,175	3,207
Deferred income taxes	8	4,474	5,243
Other assets	14	41,835	43,434

Total non-current assets		5,648,101	5,447,070

Total assets		$6,206,191	$5,989,982

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2012 and 2011

(in thousands of Canadian dollars)

	Note	2012	2011

Liabilities and equity

Current liabilities
Accounts payable and accrued charges	15	$469,552	$435,627
Amounts payable to affiliated corporations	25	31,027	23,789
Provisions	16	7,815	7,383
Deferred revenue		249,094	248,195
Income taxes	8	26,429	—
Current portion of long-term debt	17	10,714	10,714

Total current liabilities		794,631	725,708

Non-current liabilities
Long-term debt	17	2,116,343	1,846,343
Subordinated loan from parent corporation	10	1,630,000	1,630,000
Derivative financial instruments	24	234,419	222,212
Deferred income taxes	8	527,073	454,716
Other liabilities	18	115,154	104,462

Total non-current liabilities		4,622,989	4,257,733

Total liabilities		5,417,620	4,983,441

Equity
Capital stock	19	3,401	3,401
Retained earnings		767,245	1,007,070
Accumulated other comprehensive income (loss)	21	16,888	(5,244)

Equity attributable to shareholder		787,534	1,005,227
Non-controlling interests		1,037	1,314

Total equity		788,571	1,006,541

Commitments and contingencies	16, 22
Guarantees	23
Subsequent events	27

Total liabilities and equity		$6,206,191	$5,989,982

See accompanying notes to consolidated financial statements.

On March 13, 2013, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2012, 2011 and 2010.

On behalf of the Board of Directors,

/s/ Jean La Couture	/s/ Serge Gouin
Jean La Couture, Director	Serge Gouin, Director

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Quebec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montreal (Quebec), Canada. The percentages of voting rights and of equity in its major subsidiaries are as follows:

% equity and voting
Videotron G.P.	100.0%
Videotron L.P.	100.0%
Videotron Infrastructures Inc.	100.0%
Videotron US Inc.	100.0%
Le SuperClub Videotron Ltée	100.0%
Jobboom Inc.	100.0%
SETTE Inc.	84.53%

The Corporation offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada, operates in the rental of movies, videogames and televisual products through its video-on-demand service and its distribution and rental stores, and operates specialized Internet sites.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(i)) and the liability related to stock-based compensation (note 1(r)), which have been measured at fair value, and are presented in Canadian dollars (“CAN dollars”), which is the currency of the primary economic environment in which the Corporation and its subsidiaries operate (“functional currency”).

Comparative figures for the years ended December 31, 2011 and 2010 have been restated to conform to the presentation adopted for the year ended December 31, 2012.

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

Non-controlling interests in the net assets and results of consolidated subsidiaries are identified separately from the parent’s ownership interest in them. Non-controlling interests in the equity of a subsidiary consist of the amount of non-controlling interests calculated at the date of the original business combination and their share of changes in equity since that date. Changes in non-controlling interests in a subsidiary that do not result in a loss of control by the Corporation are accounted for as equity transactions.

(c)	Business combinations

A business combination is accounted for by the acquisition method. The cost of an acquisition is measured at the fair value of the consideration given in exchange for control of the business acquired at the acquisition date. This consideration can be comprised of cash, assets transferred, financial instruments issued, or future contingent payments. The identifiable assets and liabilities of the business acquired are recognized at their fair value at the acquisition date. Results of operations of a business acquired are included in the Corporation’s consolidated financial statements from the date of the business acquisition. Business acquisition and integration costs are expensed as incurred.

Non-controlling interests in an entity acquired are presented in the consolidated balance sheet within equity, separately from the equity attributable to the shareholder and are initially measured at fair value.

(d)	Foreign currency translation

Foreign currency transactions are translated to the functional currency by applying the exchange rate prevailing at the date of the transactions. Translation gains and losses on assets and liabilities denominated in a foreign currency are included in financial expenses, or in gain or loss on valuation and translation of financial instruments, unless hedge accounting is used.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Revenue recognition

The Corporation recognizes operating revenues when the following criteria are met:

•	the amount of revenue can be measured reliably;

•	the receipt of economic benefits associated with the transaction is probable;

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably;

•	the stage of completion can be measured reliably where services have been rendered; and

•	significant risks and rewards of ownership, including effective control, have been transferred to the buyer where goods have been sold.

The portion of revenue that is unearned is recorded under “Deferred revenue” when customers are invoiced.

Revenue recognition policies for each of the Corporation’s main product lines are as follows:

The cable and mobile services are provided under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet, cable telephony or mobile telephony, including connection costs and rental of equipment); the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. Arrangement consideration is allocated among the separate accounting units based on their relative fair values.

Cable connection revenues are deferred and recognized as revenues over the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to cable connection costs, in an amount not exceeding the revenue, are deferred and recognized as an operating expense over the same period. The excess of those costs over the related revenues is recognized immediately in income. Operating revenues from cable and other services, such as Internet access, cable and mobile telephony, are recognized when services are rendered. Promotional offers and rebates are accounted for as a reduction in the service revenue to which they relate. Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered. Promotional offers related to equipment sales, with the exclusion of mobile devices, are accounted for as a reduction of related equipment sales on delivery while promotional offers related to the sale of mobile devices are accounted for as a reduction of related equipment sales on activation. Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided. Royalties and territorial rights from videostore franchisees are recognized as income in the month in which they are earned.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generating units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment on April 1 of each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or the CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

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

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the consolidated statement of income to the extent that the resulting carrying value does not exceed the carrying value that would have been the result if no impairment losses had been previously recognized.

(g)	Income taxes

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Leases

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

(i)	Financial instruments

Classification, recognition and measurement

Financial instruments are classified as held for trading, available for sale, held to maturity, loans and receivables, or as other financial liabilities, and measurement in subsequent periods depends on their classification. The Corporation has classified its financial instruments (except derivative financial instruments) as follows:

Held for trading	Loans and receivables	Available for sale	Other liabilities
• Cash and cash equivalents	• Accounts receivable • Amounts receivable from affiliated corporations • Investments	• Other portfolio investments included in “Other assets”

•   Accounts payable and accrued charges

•   Amounts payable to affiliated corporations

•   Provisions

•   Long-term debt

•   Subordinated loan from parent corporation

•   Other long-term financial liabilities included in “Other liabilities”

Financial instruments held-for-trading are measured at fair value with changes recognized in income as a gain or loss on valuation and translation of financial instruments. Available-for-sale portfolio investments are measured at fair value or at cost in the case of equity investments that do not have a quoted market price in an active market and where fair value is insufficiently reliable, and changes in fair value are recorded in other comprehensive income. Financial assets classified as loans and receivables and financial liabilities classified as other liabilities are initially measured at fair value and subsequently measured at amortized cost, using the effective interest rate method of amortization.

Derivative financial instruments and hedge accounting

The Corporation uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Corporation does not hold or use any derivative financial instruments for speculative purposes. Under hedge accounting, the Corporation documents all hedging relationships between hedging items and hedged items, as well as its strategy for using hedges and its risk management objective. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges when they qualify for hedge accounting. The Corporation assesses the effectiveness of derivative financial instruments when the hedge is put in place and on an ongoing basis.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Financial instruments (continued)

The Corporation generally enters into the following types of derivative financial instruments:

•

The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. The Corporation also uses foreign exchange forward contracts in combination with cross-currency interest rate swaps to hedge foreign currency rate exposure on interest and principal payments on long-term debt. These foreign exchange forward contracts are designated as cash flow hedges.

•

The Corporation uses cross-currency interest rate swaps to hedge (i) foreign currency rate exposure on interest and principal payments on foreign currency denominated debt, and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed CAN dollars are designated as cash flow hedges. The Corporation’s cross-currency interest rate swaps that set all future interest and principal payments on U.S.-denominated debt in fixed CAN dollars, in addition to converting the interest rate from a fixed rate to a floating rate, or converting a floating rate index to another floating rate index, are designated as fair value hedges.

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

Derivative financial instruments that do not qualify for hedge accounting, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, such as early settlement options on long-term debt, are reported on a fair value basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in income as a gain or loss on valuation and translation of financial instruments.

Early settlement options are not considered closely related to their debt contract and are accordingly accounted for separately from the debt when the corresponding option exercise price is not approximately equal to the amortized cost of the debt.

(j)	Financing fees

Financing fees related to long-term debt are capitalized in reduction of long-term debt and amortized using the effective interest rate method.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Tax credits and government assistance

The Corporation receives tax credits mainly related to its research and development activities. Government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are met.

(l)	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. These highly liquid investments consisted mainly of Bankers’ acceptances and term deposits.

(m)	Accounts receivable

Accounts receivable are stated at their nominal value, less an allowance for doubtful accounts. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. Individual accounts receivable are written off when management deems them not collectible.

(n)	Inventories

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

(o)	Fixed assets

Fixed assets are stated at cost. Cost represents the acquisition costs, net of government grants and investment tax credits, or construction costs, including preparation, installation and testing costs. In the case of projects to construct cable and mobile networks, the cost includes equipment, direct labour and direct overhead costs. Projects under development may also be comprised of advance payments made to suppliers for equipment under construction.

Borrowing costs are also included in the cost of fixed assets when the development of the asset commenced after January 1, 2010. Future expenditures, such as maintenance and repairs, are expensed as incurred.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Fixed assets (continued)

The Corporation does not record any decommissioning obligations in connection with its cable distribution networks. The Corporation expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date so far into the future that the present value of the restoration costs is insignificant for these assets. A decommissioning obligation is however recorded for the rental of sites related to the advanced mobile network.

(p)	Goodwill and intangible assets

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

For business acquisitions that occurred prior to January 1, 2010, goodwill represented the excess of the cost of acquisition over the Corporation’s interest in the fair value of the identifiable assets and liabilities of the business acquired at the date of acquisition. No goodwill attributable to non-controlling interests was recognized.

Goodwill is allocated as at the date of a business acquisition to a CGU for purposes of impairment testing (note 1(f)). The allocation is made to the CGU or group of CGUs expected to benefit from the synergies of the business acquisition.

Intangible assets

Internally generated intangible assets are mainly comprised of internal costs in connection with the development of software to be used internally or for providing services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to that stage are recognized as expenses.

Borrowing costs directly attributable to the acquisition, development or production of an intangible asset that commenced after January 1, 2010 are also included as part of the cost of that asset during the development phase.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Provisions

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

(r)	Stock-based compensation

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

Estimates of the fair value of stock option awards are determined by applying an option-pricing model, taking into account the terms and conditions of the grant. Key assumptions are described in note 20.

(s)	Pension plans and postretirement benefits

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

(ii)	Defined benefit pension plans and postretirement plans

Defined benefit pension plan costs are determined using actuarial methods and are accounted for using the projected unit credit method, which incorporates management’s best estimates of future salary levels, other cost escalations, retirement ages of employees, and other actuarial factors. Defined benefit pension costs recognized in the consolidated statements of income, as part of employee costs, include the following:

•	cost of pension plan benefits provided in exchange for employee services rendered during the year;

•	interest cost of pension plan obligations;

•	expected return on pension fund assets;

•	recognition of prior service costs on a straight-line basis over the vesting period.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Pension plans and postretirement benefits (continued)

(ii)	Defined benefit pension plans and postretirement plans (continued)

When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

Actuarial gains and losses are recognized immediately through other comprehensive income and in retained earnings. Actuarial gains and losses arise from the difference between the actual rate of return on plan assets for a given period and the expected rate of return on plan assets for that period, experience adjustments on liabilities, or changes in actuarial assumptions used to determine the defined benefit obligation.

The recognition of the net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the extent to which the Corporation can unilaterally reduce future contributions to the plan. In addition, an adjustment to the net benefit asset or the net benefit obligation can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. Changes in the net benefit asset limit or in the minimum funding liability are recognized immediately in other comprehensive income and in retained earnings.

The Corporation also offers health, life and dental insurance plans and cable services to some of its retired employees. The cost of postretirement benefits is determined using an accounting methodology similar to that for defined benefit pension plans. The benefits related to these plans are funded by the Corporation as they become due.

(t)	Use of estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Although these estimates are based on management’s best judgment and information available at the time of the assessment date, actual results could differ from these estimates.

The following significant areas represent management’s most difficult, subjective or complex estimates:

(i)	Fair value of an asset or a CGU

When an impairment test is performed on an asset or a CGU, management estimates the recoverable amount of the asset or CGU based on its fair value less costs to sell or its value in use. These estimates are based on valuation models requiring the use of a number of assumptions such as pre-tax discount rate (WACC) and perpetual growth rate. These assumptions have a significant impact on the results of impairment tests and on the impairment charge, as the case may be, recorded in the consolidated statement of income. A description of key assumptions used in the goodwill impairment tests and a sensitivity analysis of recoverable amounts are presented in note 13.

(ii)	Fair value of derivative financial instruments, including embedded derivatives not closely related to the host contract

Derivative financial instrument must be accounted for at their fair value, which is estimated using valuation models based on a number of assumptions such as future cash flows, period-end swap rates, foreign exchange rates, and credit default premium. Also, the fair value of embedded derivatives related to early settlement option on debt is determined with option pricing models using market inputs, including volatility and discount factors. The assumptions used in the valuation models have a significant impact on the gain or loss on valuation and translation of financial instruments recorded in the consolidated statement of income, the gain or loss on valuation of financial instruments recorded in the consolidated statement of comprehensive income, and the carrying value of derivative financial instruments in the consolidated balance sheet. A description of valuation models used and sensitivity analysis on key assumptions are presented in note 24.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)	Use of estimates and judgments (continued)

(iii)	Cost and obligation related to pension and postretirement benefit plans

Estimates of costs and obligations related to pension and postretirement benefit obligations are based on a number of assumptions, such as the discount rate, the expected return on the plan’s assets, the rate of increase in compensation, the retirement age of employees, health care costs, and other actuarial factors. These assumptions have a significant impact on employee costs recorded in the consolidated statement of income, the actuarial gain or loss recorded in the consolidated statement of comprehensive income, and on the carrying value of other assets or other liabilities in the consolidated balance sheet. Key assumptions and sensitivity analysis of key assumptions are presented in note 26.

(iv)	Provisions

The recognition of provisions requires management to estimate expenditure required to settle a present obligation or to transfer it to third parties at the date of assessment. An assessment of the probable outcomes of legal proceedings or other contingency is also required. A description of the main provisions, including management expectations on the potential effect on the consolidated financial statements of the possible outcomes of legal disputes, is presented in note 16.

The following areas represent management’s most significant judgments, apart from those involving estimates:

(i)	Determination of useful life periods for the amortization of assets with finite useful lives

For each class of assets with finite useful lives, management has to determine over which period the Corporation will consume the assets’ future economic benefits. The determination of a useful life period involves judgment and has an impact on the amortization charge recorded in the consolidated statements of income.

(ii)	Determination of CGUs for the purpose of impairment test

The determination of CGUs requires judgment when determining the lowest level for which there are separately identifiable cash inflows generated by the group of assets. In identifying assets to group in CGUs, the Corporation considers, among other factors, offering bundled services, sharing telecommunication networks infrastructure, similarity on exposure to market risk, and materiality. The determination of CGUs could affect the results of impairment tests and, as the case may be, the impairment charge recorded in the consolidated statement of income.

(iii)	Determination if early settlement options are not closely related to their debt contract

Early settlement options are not considered closely related to their debt contract when the corresponding option exercise price is not approximately equal to the amortized cost of the debt. Judgment is required to determine if an option exercise price is not approximately equal to the amortized cost of the debt. This determination may have a significant impact on the amount of gains or losses on valuation and translation of financial instruments recorded in the consolidated statement of income.

(iv)	Interpretation of laws and regulations

Interpretation of laws and regulation, including tax regulations, requires judgment from management that could have an impact on the recognition of provisions for legal litigation and income taxes in the consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	Recent accounting pronouncements

Unless otherwise indicated, based on current facts and circumstances, the Corporation does not expect to be materially affected by the application of the following standards.

(i)	IFRS 9 – Financial Instruments is required to be applied retrospectively for periods beginning January 1, 2015 with early adoption permitted.

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

(ii)	IFRS 10 – Consolidated Financial Statements is required to be applied retrospectively for periods beginning January 1, 2013, with early adoption permitted.

IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent corporation.

(iii)	IFRS 11 – Joint Arrangements is required to be applied retrospectively for periods beginning January 1, 2013, with early adoption permitted.

IFRS 11 replaces IAS 31, Interests in Joint Ventures, with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interests in joint ventures. The new standard requires that such interests be recognized using the equity method.

(iv)	IFRS 12 – Disclosure of Interests in Other Entities is required to be applied retrospectively for periods beginning January 1, 2013 with early adoption permitted.

IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off balance sheet vehicles.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	Recent accounting pronouncements (continued)

(v)	IAS 19 – Post-employment Benefits (including Pensions) (Amended) is required to be applied retrospectively for periods beginning January 1, 2013.

Amendments to IAS 19 involve, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the consolidated statement of income. IAS 19 allows amounts recorded in other comprehensive income to be recognized either immediately in retained earnings or as a separate category within equity. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation at the end of the previous year. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period. The adoption of the amended standard will have the following impacts on years ended December 31:

Consolidated statement of income
Increase (decrease)	2012	2011

Employee costs	$128	$1,163
Net interest cost on defined benefit plans	3,479	2,105
Income tax expense	(970)	(879)

Net income	$(2,637)	$(2,389)

Net income attributable to:
Shareholder	$(2,637)	$(2,389)
Non-controlling interests	—	—

Consolidated statement of comprehensive income
Increase (decrease)	2012	2011

Net income	$(2,637)	$(2,389)
Actuarial loss and net change in asset limit and in minimum funding liability	(3,607)	(3,268)
Deferred income taxes	970	879

Comprehensive income	$—	$—

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2012	2011	2010

Employee costs	$485,455	$444,381	$384,097
Less: employee costs capitalized to fixed assets and intangible assets	(120,301)	(117,735)	(114,113)

	365,154	326,646	269,984

Purchase of goods and services
Royalties and rights	425,197	400,337	372,803
Cost of sales	135,289	162,541	104,113
Subcontracting costs	113,374	116,251	113,003
Marketing and distribution expenses	70,231	62,487	61,333
Other	300,922	263,673	260,299

	1,045,013	1,005,289	911,551

	$1,410,167	$1,331,935	$1,181,535

3.	FINANCIAL EXPENSES

	2012	2011	2010

Third parties:
Interest on long-term debt	$175,433	$159,491	$153,619
Amortization of financing costs and long-term debt discount	5,572	4,238	3,556
Loss on foreign currency translation on current monetary items	2,683	1,550	3,214
Other	(2,304)	(1,486)	(1,552)

	181,384	163,793	158,837
Affiliated corporations:

Interest expense (net of interest income)	213,947	116,603	169,374
Dividend income (net of dividend expense)	(221,081)	(122,354)	(175,018)

	(7,134)	(5,751)	(5,644)

	$174,250	$158,042	$153,193

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

4.	GAIN ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	2012	2011	2010

Gain on embedded derivatives	$(80,674)	$(56,730)	$(25,360)
Gain on derivative financial instruments for which hedge accounting is not used	(1,380)	—	—
Loss on the ineffective portion of fair value hedges	—	588	987

	$(82,054)	$(56,142)	$(24,373)

5.	RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL ITEMS

	2012	2011	2010

Restructuring of operations	$407	$14,802	$13,881
Other	130	530	(2,501)

	$537	$15,332	$11,380

For the year ended December 31, 2012, the Corporation recorded costs of $0.4 million for the migration of its pre-existing Mobile Virtual Network Operator subscribers to its mobile network ($14.8 million in 2011 and $13.9 million in 2010).

The Corporation also recorded a charge for other restructuring costs of $0.1 million in 2012 ($0.5 million in 2011 and $0.6 million in 2010). Finally, a gain of $3.3 million related to the sale of assets and an impairment charge of $0.2 million were recorded in 2010.

6.	GAIN ON DEBT REFINANCING

2012

In March 2012, the Corporation redeemed all of its 6.875% Senior Notes due January 2014 in an aggregate principal amount of US$395.0 million for a total cash consideration of $394.1 million. This transaction resulted in a total gain of $1.3 million (before income taxes), including a loss of $4.1 million previously reported in other comprehensive income.

2011

In July 2011, the Corporation redeemed US$255.0 million in aggregate principal amount of its issued and outstanding 6.875% Senior Notes due January 2014 and settled its related hedging contracts, representing a total cash consideration of $303.1 million. This transaction resulted in a total gain of $2.7 million (before income taxes), including a loss of $0.8 million previously reported in other comprehensive income.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

7.	BUSINESS ACQUISITION

On May 1, 2011, the Corporation acquired Jobboom Inc., a subsidiary of an affiliated corporation, for a total cash consideration of $32.1 million. Since the transaction occurred between wholly owned subsidiaries of the parent corporation, the acquisition was accounted for using the continuity of interest method and the cash consideration paid was recorded in reduction of retained earnings. Comparative figures are presented as if the Corporation and the new subsidiary had always been combined.

The following table summarizes the impact of the acquisition of Jobboom Inc.’s net assets on the Corporation’s consolidated balance sheets:

	May 1, 2011	December 31, 2010

Jobboom Inc.
Total assets	$27,786	$29,269
Total liabilities	7,070	12,013

Increase in net assets	$20,716	$17,256

8.	INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.9% in 2012 (28.4% in 2011 and 29.9% in 2010), and income taxes in the consolidated statements of income:

	2012	2011	2010

Income taxes at domestic statutory tax rate	$173,890	$163,620	$183,985
(Reduction) increase resulting from:
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	(2,522)	(10,567)	(9,281)
Tax consolidation transactions with the parent corporation and affiliated corporations	(59,472)	(50,348)	(53,831)
Other	3,407	4,170	(9,856)

Income taxes	$115,303	$106,875	$111,017

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

8.	INCOME TAXES (continued)

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated balance sheets		Consolidated income statements
	2012	2011	2012	2011	2010

Loss carryforwards	$493	$41,728	$(41,235)	$45,457	$(10,173)
Accounts payable, accrued charges and provisions	3,918	4,512	(594)	(1,302)	(2,734)
Defined benefit plans	17,826	14,271	(394)	(1,237)	(8)
Fixed assets	(349,206)	(318,875)	(30,331)	(43,346)	(52,961)
Goodwill and intangible assets	(58,192)	(50,677)	(7,515)	(4,824)	(21,590)
Benefits from a general partnership	(101,831)	(108,646)	6,815	(108,646)	—
Long-term debt and derivative financial instruments	(25,536)	(20,807)	(3,901)	(14,082)	(6,582)
Other	(10,071)	(10,979)	908	(1,444)	10,406

	$(522,599)	$(449,473)	$(76,247)	$(129,424)	$(83,642)

Changes in the net deferred income tax liability are as follows:

	2012	2011

Balance as of beginning of the year	$(449,473)	$(310,051)
Recognized in statement of income	(76,247)	(129,424)
Recognized in other comprehensive income	3,121	5,621
Tax consolidation transactions (note 25)	—	(15,600)
Other	—	(19)

Balance as of the end of the year	$(522,599)	$(449,473)

Deferred income tax asset	$4,474	$5,243
Deferred income tax liability	(527,073)	(454,716)

	$(522,599)	$(449,473)

As of December 31, 2012, the Corporation had operating loss carryforwards for income tax purposes of $1.8 million available to reduce future taxable income that will expire between 2031 and 2032.

The Corporation has not recognized a deferred income tax liability for the undistributed earnings of its foreign subsidiary in the current or prior years since the Corporation does not expect to sell or repatriate funds from those investments, in which case the undistributed earnings might become taxable.

There are no income tax consequences attached to the payment of dividends in 2012, 2011 or 2010 by the Corporation to its shareholder.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

9.	INVENTORIES

	2012	2011

Subscriber’s equipment	$78,278	$101,487
Network materials	17,204	21,383

	$95,482	$122,870

Cost of inventories included in purchase of goods and services and restructuring of operations amounted to $110.9 million in 2012 ($143.6 million in 2011 and $113.8 million in 2010). Write-downs of inventories totalling $2.7 million were recognized in purchase of goods and services in 2012 ($13.3 million in 2011 and $1.0 million in 2010).

10.	SUBORDINATED LOAN FROM PARENT CORPORATION

	2012	2011
Subordinated loan – Quebecor Media Inc.	$1,630,000	$1,630,000

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

11.	FIXED ASSETS

For the years ended December 31, 2012 and 2011, changes in the net carrying amount of fixed assets are as follows:

	Land and buildings	Furniture and equipment	Receiving and distribution networks	Subscribers’ equipment	Projects under development	Total
Cost:
Balance as of December 31, 2010	$111,704	$296,269	$3,604,301	$185,710	$110,426	$4,308,410
Additions	16,323	53,591	324,331	99,636	231,523	725,404
Net change in additions financed with accounts payable	—	(927)	23,469	(912)	4,705	26,335
Reclassification and other items	(151)	29,523	253,993	—	(284,365)	(1,000)
Retirement or disposals	(179)	(1,874)	(21,476)	(20,095)	—	(43,624)

Balance as of December 31, 2011	127,697	376,582	4,184,618	264,339	62,289	5,015,525
Additions	27,857	50,581	390,304	140,464	60,978	670,184
Net change in additions financed with accounts payable	(97)	(1,633)	(45,915)	1,640	1,272	(44,733)
Reclassification and other items	—	23,145	56,744	—	(81,789)	(1,900)
Retirement or disposals	(2,423)	(4,773)	(82,713)	(15,849)	—	(105,758)

Balance as of December 31, 2012	$153,034	$443,902	$4,503,038	$390,594	$42,750	$5,533,318

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

11.	FIXED ASSETS (continued)

	Land and buildings	Furniture and equipment	Receiving and distribution networks	Subscribers’ equipment	Projects under development	Total

Accumulated amortization:
Balance as of December 31, 2010	$(40,794)	$(133,226)	$(1,848,247)	$(106,543)	$—	$(2,128,810)
Amortization	(4,060)	(37,926)	(246,993)	(33,899)	—	(322,878)
Retirement and disposals	146	1,841	20,478	15,913	—	38,378

Balance as of December 31, 2011	(44,708)	(169,311)	(2,074,762)	(124,529)	—	(2,413,310)
Amortization	(3,450)	(48,174)	(282,771)	(54,320)	—	(388,715)
Retirement and disposals	2,398	4,101	82,291	11,584	—	100,374

Balance as of December 31, 2012	$(45,760)	$(213,384)	$(2,275,242)	$(167,265)	$—	$(2,701,651)

Net carrying amount:
As of December 31, 2011	82,989	207,271	2,109,856	139,810	62,289	2,602,215
As of December 31, 2012	$107,274	$230,518	$2,227,796	$223,329	$42,750	$2,831,667

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

12.	INTANGIBLE ASSETS

For the years ended December 31, 2012 and 2011, changes in the net carrying amount of intangible assets are as follows:

	AWS spectrum licenses	Software and other intangible assets	Projects under development	Total
Cost:
Balance as of December 31, 2010	$458,149	$272,364	$117,041	$847,554
Additions	—	50,278	22,975	73,253
Net change in additions financed with accounts payable	—	2,626	(5)	2,621
Reclassification and other items	—	14,602	(14,765)	(163)

Balance as of December 31, 2011	458,149	339,870	125,246	923,265
Additions	—	59,515	18,736	78,251
Net change in additions financed with accounts payable	—	(4,779)	(4)	(4,783)
Retirements	—	(628)	—	(628)
Reclassification and other items	—	30,910	(30,416)	494

Balance as of December 31, 2012	$458,149	$424,888	$113,562	$996,599

The cost of internally generated intangible assets, mainly composed of software, was $288.3 million as of December 31, 2012 ($247.4 million as of December 31, 2011). For the year ended December 31, 2012, the Corporation recorded additions of internally generated intangible assets of $41.6 million ($49.4 million in 2011 and $49.8 million in 2010).

	AWS spectrum licenses	Software and other intangible assets	Projects under development	Total
Accumulated amortization:
Balance as of December 31, 2010	$(14,480)	$(112,104)	$—	$(126,584)
Amortization	(52,388)	(32,867)	—	(85,255)

Balance as of December 31, 2011	(66,868)	(144,971)	—	(211,839)
Amortization	(55,630)	(42,739)	—	(98,369)
Retirements	—	628	—	628
Reclassification and other items	—	(1,714)	—	(1,714)

Balance as of December 31, 2012	$(122,498)	$(188,796)	$—	$(311,294)

Net carrying amount:
As of December 31, 2011	391,281	194,899	125,246	711,426
As of December 31, 2012	$335,651	$236,092	$113,562	$685,305

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

12.	INTANGIBLE ASSETS (continued)

The accumulated amortization of internally generated intangible assets, mainly composed of software, was $112.2 million as of December 31, 2012 ($83.5 million as of December 31, 2011). For the year ended December 31, 2012, the Corporation recorded $29.3 million of amortization ($20.2 million in 2011 and $13.2 million in 2010) for internally generated intangible assets.

The net carrying value of internally generated intangible assets was $176.1 million as of December 31, 2012 ($163.9 million as of December 31, 2011).

13.	GOODWILL

For the years ended December 31, 2012 and 2011, changes in the net carrying amount of goodwill are as follows:

Cost:
Balance as of December 31, 2010	$484,786
Business acquisition	70

Balance as of December 31, 2011	484,856
Business acquisition	100

Balance as of December 31, 2012	$484,956

Accumulated amortization:
Balance as of December 31, 2012 and 2011	$(33,311)

Net carrying amount:
As of December 31, 2011	$451,545
As of December 31, 2012	$451,645

The net carrying amount of goodwill as of December 31, 2012 and 2011 is allocated to the following significant groups of CGUs:

	2012	2011
Group of CGUs

Telecommunications	$432,145	$432,045
Specialized websites	19,500	19,500

Total	$451,645	$451,545

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

13.	GOODWILL (continued)

Recoverable amounts

Recoverable amounts were determined based on value in use with respect to the impairment tests performed. The Corporation uses the discounted cash flow method to estimate value in use, consisting of future cash flows derived primarily from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts considered each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. A range of growth rates is used for cash flows beyond this three-year period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of (i) the time value of money, and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate was determined with regard to the specific markets in which the CGUs participate. The following key assumptions were used to determine recoverable amounts in the most recent impairment tests performed:

	2012[2]		2011[1]
Group of CGUs	Pre-tax discount rate (WACC)	Perpetual growth rate	Pre-tax discount rate (WACC)	Perpetual growth rate
Telecommunications[3]	9.03%	3.00%	10.19%	3.00%
Specialized websites	17.88	2.00	15.00	3.00

[1]	All tests were performed as of April 1, 2011.
[2]	All tests were performed as of April 1, 2012.
[3]	As allowed by IAS 36, Impairment of assets, recoverable amounts calculated as of January 1, 2010 were used in the 2011 impairment test performed for these groups of CGUs.

Sensitivity of recoverable amounts

An incremental increase in the pre-tax discount rate of 10.41% and an incremental decrease in the perpetual growth rate of 11.46% would have been required in the most recently performed test for the recoverable amount to equal the carrying value of the Telecommunications CGU as of April 1, 2012.

The recoverable amount of the specialized websites CGU exceeded significantly its carrying value on the latest impairment test and therefore, has a low level of sensitivity to these assumptions.

14.	OTHER ASSETS

	2012	2011
Deferred connection costs	$38,157	$38,658
Other	3,678	4,776

	$41,835	$43,434

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

15.	ACCOUNTS PAYABLE AND ACCRUED CHARGES

	2012	2011

Trade and accruals	$359,519	$343,534
Salaries and employee benefits	78,950	70,906
Interest payable	26,503	15,607
Stock-based compensation	4,580	5,580

	$469,552	$435,627

16.	PROVISIONS AND CONTINGENCIES

	Contingencies and legal disputes	Contractual obligations and other	Total

Balance as of December 31, 2011	$2,988	$7,284	$10,272
Net change in income	(3)	1,582	1,579
Payments	(113)	(1,034)	(1,147)
Other	—	383	383

Balance as of December 31, 2012	$2,872	$8,215	$11,087

Current portion	$2,872	$4,943	$7,815
Non-current portion[1]	—	3,272	3,272

[1]	The non-current portion of provisions and contingencies is included in other liabilities (note 18)

The recognition of provisions, in terms of both timing and amounts, requires the exercise of judgment based on relevant circumstances and events that can be subject to change over time.

Contingencies and legal disputes

There are a number of legal proceedings against the Corporation and its subsidiaries that are pending. In the opinion of the management of the Corporation and its subsidiaries, the outcome of those proceedings is not expected to have a material adverse effect on the Corporation’s results or on its financial position. Management of the Corporation, after taking legal advice, has established provisions for specific claims or actions considering the facts of each case. The Corporation cannot determine when and if a payment related to these provisions will be made.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

17.	LONG-TERM DEBT

	Effective interest rate as of December 31, 2012		2012	2011
Bank credit facilities (i)	2.76%		58,929	69,643
Senior Notes (ii) (note 6)	(ii	)	2,274,115	1,898,408

Total long-term debt			2,333,044	1,968,051

Change in fair value related to hedged interest rate risk			—	16,166
Adjustments related to embedded derivatives			(172,286)	(97,929)
Financing fees, net of amortization			(33,701)	(29,231)

			(205,987)	(110,994)

Less current portion			(10,714)	(10,714)

			$2,116,343	$1,846,343

(i)	The bank credit facilities provide for a $575.0 million secured revolving credit facility that matures in July 2016 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance rate, Canadian prime rate or U.S. prime rate, plus a margin, depending on the Corporation’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate and Canadian London Interbanking Offered Rate (“LIBOR”), plus a margin. The bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and its wholly owned subsidiaries. As of December 31, 2012, the bank credit facilities were secured by assets with a carrying value of $6,206.2 million ($5,990.0 million in 2011). The bank credit facilities contain covenants such as maintaining certain financial ratios, limiting its ability to incur additional indebtedness and restricting the payment of dividends and other distributions. As of December 31, 2012 and 2011, no amount was drawn on the revolving credit facility. As of December 31, 2012, $58.9 million ($69.6 million in 2011) was outstanding on the secured export financing facility.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

17.	LONG-TERM DEBT (continued)

(ii)	The Senior Notes are unsecured and contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions. Some notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the notes and at a decreasing premium thereafter while the remaining notes are redeemable at a price based on a make-whole formula at any time prior to their maturity. The notes are guaranteed by specific subsidiaries of the Corporation and, on a non-consolidated basis, the Corporation has no independent assets or operations, the guarantees are full and unconditional and joint and several and any non-guarantor subsidiaries are minor. The following table summarizes terms of the outstanding Senior Notes as of December 31, 2012:

Principal amount	Annual nominal interest rate	Effective interest rate (after discount or premium at issuance)	Maturity date	Interest payable every 6 months on

US$ 175,000	6.375%	6.444%	December 15, 2015	June and December 15
US$ 715,000	9.125%	9.366%	April 15, 2018	June and December 15
$ 300,000[1]	7.125%	7.125%	January 15, 2020	June and December 15
$ 300,000[2]	6.875%	6.875%	July 15, 2021	June and December 15
US$ 800,000[3]	5.000%	5.000%	July 15, 2022	January and July 15

[1]	The notes were issued in January 2010 for net proceeds of $293.9 million, net of financing fees of $6.1 million.
[2]	The notes were issued in July 2011 for net proceeds of $294.8 million, net of financing fees of $5.2 million.
[3]	The notes were issued in March 2012 for net proceeds of $787.6 million, net of financing fees of $11.9 million.

On December 31, 2012, the Corporation and its subsidiaries were in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2013	$10,714
2014	10,714
2015	184,606
2016	10,714
2017	10,714
2018 and thereafter	2,105,582

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

18.	OTHER LIABILITIES

	Note	2012	2011

Defined benefit plans	26	$72,682	$59,512
Deferred revenue		38,514	39,431
Stock-based compensation[1]	20	506	2,426
Asset retirement obligation	16	3,272	2,889
Other		180	204

		$115,154	$104,462

[1]	The current portion of stock-based compensation of $4.6 million is included in accounts payable and accrued charges ($5.6 million in 2011) (note 15).

19.	CAPITAL STOCK

(a)	Authorized capital stock

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

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount

Balance as of December 31, 2012, 2011 and 2010	2,516,829	$3,401

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

20.	STOCK-BASED COMPENSATION PLANS

(a)	Parent corporation stock option plan

Under a stock option plan established by the parent corporation, options have been granted for officers and senior employees of the Corporation. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares of the parent corporation at the date of grant, as determined by its Board of Directors (if the common shares of the parent corporation are not listed on a stock exchange at the time of the grant), or the five-day weighted average market price ending on the day preceding the date of grant of the common shares of the parent corporation on the stock exchange(s) where such shares are listed at the time of grant. As long as the common shares of the parent corporation are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29, and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the common shares of the parent corporation on the stock exchange(s) where such shares are listed at the time of exercise or the fair market value of the common shares, as determined by the parent corporation’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase common shares of the parent corporation at the exercise price. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. The vesting on 200,000 options is also subject to market-related performance criteria as the achievement of specific targets in regards to the fair value of the parent corporation’s shares in the future.

The following table gives summary information on outstanding options granted as of December 31, 2012 and 2011:

	2012		2011
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	953,240	$40.64	1,151,502	$40.34
Granted	—	—	21,000	50.37
Transferred	(13,333)	44.45	—	—
Exercised	(579,279)	41.19	(205,929)	39.69
Cancelled	—	—	(13,333)	44.45

Balance at end of year	360,628	$39.63	953,240	$40.64

Vested options at end of year	60,662	$45.02	220,829	$44.03

During the year ended December 31, 2012, 579,279 of the Corporation’s stock options were exercised for a cash consideration of $6.0 million (205,929 stock options for $2.1 million in 2011).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

20.	STOCK-BASED COMPENSATION PLAN (continued)

(a)	Parent corporation stock-based compensation plan (continued)

The following table gives summary information on outstanding options as of December 31, 2012:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

$ 33.41 to 37.91	238,296	6.65	$36.16	1,796	$33.41
$ 44.45 to 50.37	122,332	6.29	46.39	58,866	45.38

$ 33.41 to 50.37	360,628	6.53	$39.63	60,662	$45.02

(b)	Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plan of the parent corporation was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans as of December 31, 2012 and 2011:

	2012	2011

Risk-free interest rate	1.25%	1.16%
Dividend yield	1.71%	1.66%
Expected volatility	22.65%	29.74%
Expected remaining life	2.6 years	2.8 years

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

As of December 31, 2012, the liability for all vested options was $0.7 million as calculated using the intrinsic value ($1.0 million as of December 31, 2011).

(d)	Consolidated compensation charge

For the year ended December 31, 2012, a consolidated charge related to the stock-based compensation plan was recorded in the amount of $3.3 million (net reversal of $0.7 million in 2011 and net charge of $4.7 million in 2010).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

21.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Amounts accounted for in the accumulated other comprehensive loss relate solely to cash flow hedges.

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9 1/2-year period.

22.	COMMITMENTS

The Corporation rents premises and equipment under operating leases and has entered into long-term commitments to purchase services and capital equipment that call for total future payments of $236.9 million, including an amount of $58.6 million for future rent payments to the ultimate parent corporation. The operating leases have various terms, escalation clauses, purchase options and renewal rights. The minimum payments for the coming years are as follows:

	Leases	Other commitments

2013	$36,375	$28,285
2014 to 2017	77,285	21,720
2018 and thereafter	71,987	1,250

The Corporation and its subsidiaries’ operating lease expenses amounted to $49.1 million in 2012 ($40.8 million in 2011 and $33.6 million in 2010).

23.	GUARANTEES

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. In addition, a subsidiary of the Corporation has provided guarantees to the lessor of certain premises leases for certain videostore franchisees, with expiry dates through 2017. Should the lessee default under the agreement, the Corporation must, under certain conditions, compensate the lessor. As of December 31, 2012, the maximum exposure with respect to these guarantees was $16.4 million and no liability has been recorded in the consolidated balance sheet. The Corporation has not made any payments relating to these guarantees in prior years.

Outsourcing companies and suppliers

In the normal course of its operations, the Corporation enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Corporation agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Corporation provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheet with respect to these indemnifications. The Corporation has not made any payments relating to these indemnifications in prior years.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, accounts payable and accrued charges, provisions, long-term debt and derivative financial instruments. As a result of their use of financial instruments, the Corporation and its subsidiaries are exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in CAN dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts and (iii) to reverse existing hedging positions through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes. The Corporation designates its derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

(a)	Description of derivative financial instruments

(i)	Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold (in millions of dollars)		Notional amount bought (in millions of dollars)

Less than 1 year	0.9961		$87.8	US$	88.1
2014[1]	1.0151	US$	395.0		$401.0

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)	Description of derivative financial instruments (continued)

(ii)	Cross-currency interest rate swaps

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

5.000% Senior Notes due 2022[1]	2003 to 2014	US$	200,000	Bankers’ acceptances 3 months + 2.73%	1.3425

5.000% Senior Notes due 2022[1]	2004 to 2014	US$	60,000	Bankers’ acceptances 3 months + 2.80%	1.2000
5.000% Senior Notes due 2022[1]	2003 to 2014	US$	135,000	7.66%	1.3425
6.375% Senior Notes due 2015	2005 to 2015	US$	175,000	5.98%	1.1781
9.125% Senior Notes due 2018	2008 to 2018	US$	455,000	9.65%	1.0210
9.125% Senior Notes due 2018	2009 to 2018	US$	260,000	9.12%	1.2965
5.000% Senior Notes due 2022	2014 to 2022	US$	543,125	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256,875	5.81%	1.0016

[1]

The Corporation initially entered into these cross-currency interest rate swaps to hedge the foreign currency exposure under its 6.875% Senior Notes due 2014 redeemed in 2012. These swaps are now used to set in CAN dollars all coupon payments through 2014 on US$543.1 million of notional amount under its 5.00% Senior Notes due 2022 issued on March 14, 2012. In conjunction with the repurposing of these swaps, the Corporation has entered into US$395.0 million offsetting foreign exchange forward contracts in order to reverse its hedging position related to the January 15, 2014 notional exchange.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

b)	Fair value of financial instruments

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

The fair value of cash equivalents classified as held for trading and accounted for at their fair value on the consolidated balance sheets, is determined using Level 2 inputs.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments (continued)

The carrying value and fair value of long term debt and derivative financial instruments as of December 31, 2012 and 2011 are as follows:

	2012		2011
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(2,333,044)	$(2,484,000)	$(1,968,051)	$(2,064,400)

Derivative financial instruments[2]
Early settlement options	178,212	178,212	106,733	106,733
Foreign exchange forward contracts[3]	178	178	3,207	3,207
Cross-currency interest rate swaps[3]	(231,422)	(231,422)	(222,212)	(222,212)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	The fair value of the derivative financial instruments designated as hedges is a liability position of $165.8 million as of December 31, 2012 ($219.0 million as of December 31, 2011).
[3]	The value of foreign exchange forward contracts entered into to reverse existing hedging positions is netted from the value of the offset financial instruments.

The following table shows changes to the carrying value and fair value of derivative financial instruments (Level 3) in 2012 and 2011:

	2012	2011

Asset (liability)
Balance as of beginning of year	$(219,005)	$(289,032)
Loss recognized in the consolidated statement of income[1,2]	(7,527)	(2,128)
(Loss) gain recognized in other comprehensive income[3]	(7,642)	20,030
Settlements	2,930	52,125

Balance as of end of year	$(231,244)	$(219,005)

[1]	Losses were largely related to derivative instruments held as of December 31, 2012 and December 31, 2011.
[2]	The loss is offset by a gain on valuation and translation of long-term debt of $6.8 million in 2012 ($1.5 million in 2011).
[3]	The loss is offset by a gain on translation of long-term debt of $26.5 million in 2012 (gain offset by a loss of $18.9 million in 2011).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments (continued)

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the credit default premium used to calculate the fair value of derivative financial instruments as of December 31, 2012, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$74	$3,765
Decrease of 100 basis points	(74)	(3,765)

(c)	Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2012, no customer balance represented a significant portion of the Corporation’s consolidated accounts receivable. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $17.9 million as of December 31, 2012 ($12.1 million as of December 31, 2011). As of December 31, 2012, 9.2% of accounts receivable were 90 days past their billing date (6.1% as of December 31, 2011).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2012 and 2011:

	2012	2011

Balance as of beginning of year	$12,087	$14,326
Charged to income	31,546	18,911
Utilization	(25,782)	(21,150)

Balance as of end of year	$17,851	$12,087

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(d)	Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 6.8 years as of December 31, 2012 (5.7 years as of December 31, 2011).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividends (or distributions) in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries.

As of December 31, 2012, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments, less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 year	3-5 years	5 years or more

Accounts payable and accrued charges	$469,552	$469,552	$—	$—	$—
Amounts payable to affiliated corporations	31,027	31,027	—	—	—
Long-term debt[1]	2,333,044	10,714	195,320	21,428	2,105,582
Interest payments[2]	1,224,976	150,748	359,683	333,008	381,537
Derivative instruments[3]	241,892	(910)	148,946	—	93,856

Total	$4,300,491	$661,131	$703,949	$354,436	$2,580,975

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to embedded derivatives and financing fees.
[2]	Estimate of interest to be paid on long-term debt is based on hedged and unhedged interest rates and hedged foreign exchange rates as of December 31, 2012.
[3]	Estimated future disbursements, net of future receipts, on derivative financial instruments related to foreign exchange hedging.

(e)	Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates and/or interest rates will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S. dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on 100% of its U.S. dollar-denominated debt obligations outstanding as of December 31, 2012, to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures and to reverse existing hedging positions through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)	Market risk (continued)

Foreign currency risk (continued)

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar as of December 31, 2012:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10
U.S. dollar-denominated accounts payable	$(741)	$—
(Loss) gain on valuation and translation of financial instruments and derivative financial instruments	(40)	48,002

Decrease of $0.10
U.S. dollar-denominated accounts payable	741	—
Gain (loss) on valuation and translation of financial instruments and derivative financial instruments	40	(48,002)

Interest rate risk

The Corporation’s revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) Canadian LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into various cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2012, after taking into account the hedging instruments, long-term debt was comprised of 83.1% fixed rate debt (81.4% in 2011) and 16.9% floating rate debt (18.6% in 2011).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2012 is $4.2 million.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2012, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$74	$3,765
Decrease of 100 basis points	(74)	(3,765)

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(f)	Capital management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash flows generated by operations, and the level of distributions to the parent corporation. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, long-term debt and net assets and liabilities related to derivative financial instruments, less cash and cash equivalents. The capital structure is as follows:

	2012	2011

Long-term debt	$2,127,057	$1,857,057
Derivative financial instruments	231,244	219,005
Cash and cash equivalents	(164,131)	(95,016)

Net liabilities	2,194,170	1,981,046
Equity	$788,571	$1,006,541

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, the declaration and payment of dividends or other distributions.

25.	RELATED PARTY TRANSACTIONS

Key management personnel compensation

Key management personnel comprise members of the Board of Directors and key senior management of the Corporation and its main subsidiaries. Their compensation is as follows:

	2012	2011	2010

Salaries and short-term benefits	$4,981	$4,754	$4,136
Post-employment benefits	407	336	242
Share-based compensation	2,671	(312)	3,917
Other long-term benefits	2,924	2,712	2,495

	$10,983	$7,490	$10,790

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

25.	RELATED PARTY TRANSACTIONS (continued)

Operating transactions

During the years ended December 31, 2012, 2011 and 2010, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated corporations, which are included in purchase of goods and services. The Corporation and its subsidiaries also made sales to the parent corporation and affiliated corporations. These transactions were concluded on terms equivalent to those that prevail on an arm’s length basis and were accounted for at the consideration agreed between parties:

	2012	2011	2010

Ultimate parent and parent corporation:
Revenues	$553	$620	$125
Purchase of goods and services	6,539	6,728	5,803
Operating expenses recovered	(1,154)	(1,955)	(1,445)

Affiliated corporations:
Revenues	13,009	12,443	9,655
Purchase of goods and services	75,636	59,742	56,255
Operating expenses recovered	(987)	(1,908)	(529)

Accounts receivable from affiliated corporations:

	2012	2011

Ultimate parent and parent corporation:
Accounts receivable	$2,441	$5,528
Dividends receivable	5,814	5,814

Affiliated corporations:
Accounts receivable	7,508	22,049

	$15,763	$33,391

Accounts payable to affiliated corporations:

	2012	2011

Ultimate parent and parent corporation:
Accounts payable	$3,329	$233
Interest payable	5,626	5,626

Affiliated corporations:
Accounts payable	22,072	17,930

	$31,027	$23,789

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

25.	RELATED PARTY TRANSACTIONS (continued)

Management arrangements

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $34.9 million in 2012 ($26.7 million in 2011 and $34.8 million in 2010). The agreement provides for an annual management fee to be agreed upon for the year 2013. In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

Tax arrangements

On November 8, 2011, 9253-1920 Québec inc., a wholly owned subsidiary of the Corporation, issued a subordinated loan of $3.95 billion to Sun Media Corporation, a wholly owned subsidiary of Quebecor Media Inc., bearing interest at a rate of 11.25% payable every 6 months on June 20 and December 20 and maturing on November 8, 2026. On the same day, 9253-1920 Québec inc. issued 3,950,000 preferred shares, Class G to Sun Media Corporation for a total cash consideration of $3.95 billion.

On November 9, 2011, 9253-1920 Québec inc., a wholly owned subsidiary of the Corporation, issued a subordinated loan of $3.8 billion to Sun Media Corporation, a wholly owned subsidiary of Quebecor Media Inc., bearing interest at a rate of 11.25% payable every 6 months on June 20 and December 20 and maturing on November 9, 2026. On the same day, 9253-1920 Québec inc. issued 3,800,000 preferred shares, Class G to Sun Media Corporation for a total cash consideration of $3.8 billion.

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

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries, on terms equivalent to those that prevail in an arm’s length basis and accounted for at the consideration agreed between parties. A cash consideration of $15.6 million was received in 2012 from Sun Media Corporation in exchange for the tax benefits transferred.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

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

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2012 and 2011:

	Pension benefits		Postretirement benefits
	2012	2011	2012	2011
Change in benefit obligations
Benefit obligations at beginning of year	$187,478	$147,387	$17,907	$12,898
Service costs	18,017	11,364	654	464
Interest costs	9,345	7,970	868	711
Plan participants’ contributions	8,527	7,547	—	—
Actuarial loss	18,611	20,642	1,616	3,553
Benefits and settlements paid	(10,975)	(7,621)	(206)	(132)
Other	35	189	—	413

Benefit obligations at end of year	$231,038	$187,478	$20,839	$17,907

	Pension benefits		Postretirement benefits
	2012	2011	2012	2011

Change in plan assets
Fair value of plan assets at beginning of year	$146,059	$128,915	$—	$—
Actual return on plan assets	15,473	607	—	—
Employer contributions	20,383	16,351	206	132
Plan participants’ contributions	8,527	7,547	—	—
Benefits and settlements paid	(10,975)	(7,621)	(206)	(132)
Other	35	260	—	—

Fair value of plan assets at end of year	$179,502	$146,059	$—	$—

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

26.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Plan assets are comprised of:

	2012	2011
Equity securities	61.9%	58.7%
Debt securities	35.0	38.2
Other	3.1	3.1

	100.0%	100.0%

As of December 31, 2012, plan assets included shares of the ultimate parent corporation in the amount of $0.8 million ($0.9 million as of December 31, 2011).

The reconciliation of funded status to the net amount recognized in the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2012	2011	2012	2011
Reconciliation of funded status
Unfunded benefit obligations	$(231,038)	$(187,478)	$(20,839)	$(17,907)
Fair value of plan assets	179,502	146,059	—	—

Net plan deficit recognized	$(51,536)	$(41,419)	$(20,839)	$(17,907)

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

26.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Components of actuarial losses are as follows:

	Pension benefits			Postretirement benefits
	2012	2011	2012		2011
Difference between expected and actual return on plan assets:
Gain (loss)		$5,548	$(8,161)	$—	$—
As a proportion of plan assets	%	3.1%	5.6%	—%	—
Experience losses and changes in assumptions on benefit obligations:
Loss		$(18,611)	$(20,642)	$(1,616)	$(3,553)
As a proportion of benefit obligations	%	8.1%	11.0%	7.8%	19.8

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2012	2011	2010	2012	2011	2010
Service costs	$18,017	$11,364	$5,952	$654	$464	$336
Interest costs	9,345	7,970	6,424	868	711	629
Expected return on plan assets	(9,925)	(8,768)	(7,083)	—	—	—

Net benefit costs	$17,437	$10,566	$5,293	$1,522	$1,175	$965

The expense related to defined contribution pension plans amounted to $8.8 million in 2012 ($7.8 million in 2011 and $7.1 million in 2010).

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefits plans will be $19.0 million in 2013 (contributions of $20.6 million were paid in 2012).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

26.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Assumptions

The expected long-term rate-of-return-on-assets assumption is selected by first identifying the expected range of long-term rates of return for each major asset class. The Corporation’s investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of equities and fixed-income investments is used to maximize the long-term return of plan assets. Expected long-term rates of return are developed based on long-term historical averages and current expectations of future returns. In addition, consideration is given to the extent active management is employed in each class and to inflation rates. A single expected long-term rate of return on plan assets is then calculated using the weighted average return of each asset class.

The Corporation determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yield and matched-funding yield curve analysis as of the measurement date.

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2012, 2011 and 2010 and current periodic benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2012	2011	2010	2012	2011	2010
Benefit obligations
Rates as of year-end:
Discount rate	4.40%	4.75%	5.25%	4.40%	4.75%	5.25%
Rate of compensation increase	3.50	3.50	3.50	3.50	3.50	3.50

Current periodic costs
Rates as of preceding year-end:
Discount rate	4.75%	5.25%	6.25%	4.75%	5.25%	6.25%
Expected return on plan assets	7.00	7.00	7.00	—	—	—
Rate of compensation increase	3.50	3.50	3.75	3.50	3.50	3.75

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 8.0% at the end of 2012. These costs, as per the estimate, are expected to decrease gradually over the next 14 years to 5.0% and to remain at that level thereafter.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2012, 2011 and 2010

(tabular amounts in thousands of Canadian dollars, except for option data)

26.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Sensitivity analysis

A decrease of 25 basis point in the discount rate (at the beginning of the year having an impact on income and at the end of the year having an impact on comprehensive income) and in the expected return on plan assets would have had the following impacts, before income tax, for the year ended December 31, 2012:

	Pension benefits			Postretirement benefits
Increase (decrease)	Obligation in balance sheet	Income	Other comprehensive income	Obligation in balance sheet	Income	Other comprehensive income

Discount rate	$9,533	$(1,392)	$(9,533)	$853	$(39)	$(853)
Expected return on plan assets	—	(355)	355	—	—	—

27.	SUBSEQUENT EVENTS

On January 17, 2013 and on March 14, 2013, the Corporation paid dividends to its parent corporation, Quebecor Media Inc., for total cash distributions of $40.0 million and $40.0 million, respectively.