Form 20-F
period 2013-12-31
VIDEOTRON LTEE
filed 2014-03-20
CIK 890746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐Yes  ☒No

EXPLANATORY NOTES

All references in this annual report to “Videotron” or “our Corporation”, as well as the use of the terms “we”, “us”, “our” or similar terms, are references to Videotron Ltd. and, unless the context otherwise requires, its consolidated subsidiaries. All references in this annual report to “Quebecor Media” are to our parent corporation Quebecor Media Inc., all references to “TVA Group” are to TVA Group Inc., a public subsidiary of Quebecor Media, and all references to “Quebecor” are to Quebecor Inc., the majority shareholder of Quebecor Media. In this annual report, all references to the “CRTC” are references to the Canadian Radio-television and Telecommunications Commission.

All references in this annual report to our “Senior Notes” are to, collectively, our issued and outstanding 6 3/8% Senior Notes due December 15, 2015, our 9 1/8% Senior Notes due April 15, 2018, our 7 1/8% Senior Notes due January 15, 2020, our 6  7/8% Senior Notes due July 15, 2021, our 5% Senior Notes due July 15, 2022 and our 5 5/8% Senior Notes due June  15, 2025.

INDUSTRY AND MARKET DATA

Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the CRTC, BBM Canada (“BBM”), the National Cable & Telecommunications Association (“NCTA”), A.C. Nielsen Media Research, and SNL Kagan. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Cable penetration and market share data contained in this annual report is generally based on sources published in the first quarter of 2014. Industry and company data is approximate and may reflect rounding in certain cases.

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Our audited consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Prior to the adoption of IFRS on January 1, 2011, for all periods up to and including the year ended December 31, 2010, our audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada in effect prior to January 1, 2011, which we refer to as “Canadian GAAP.”

In this annual report, references to Canadian Dollars, CAN$ or $ are to the lawful currency of Canada, our functional currency, and references to US Dollars or US$ are to the currency of the United States.

Non-IFRS/Non-Canadian GAAP/Non-U.S. GAAP Measures

In this annual report, we use certain financial measures that are not calculated in accordance with IFRS, Canadian GAAP or accounting principles generally accepted in the United States (“U.S. GAAP”). We use these non-IFRS (and non-Canadian GAAP and non-U.S. GAAP) financial measures, such as average monthly revenue per user (“ARPU”), adjusted operating income, adjusted operating income margin and long-term debt, excluding QMI subordinated loans, because we believe that they are meaningful measures of our performance. Our method of calculating these non-IFRS (and non-Canadian GAAP and non-U.S. GAAP) financial measures may differ from the methods used by other companies and, as a result, the non-IFRS (and non-Canadian GAAP and non-U.S. GAAP) financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

We provide a definition of adjusted operating income, adjusted operating income margin and ARPU under “Item 5. Operating and Financial Review and Prospects – Non-IFRS Financial Measures”. We also provide a definition of adjusted operating income, a reconciliation of adjusted operating income and a reconciliation of long-term debt, excluding QMI subordinated loans to the most directly comparable financial measures under each of IFRS, Canadian GAAP and U.S. GAAP in footnotes 5 and 6 to the tables under “Item 3. Key Information – A. Selected Financial Data”.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as at December 31, 2013.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period noon rates published by the Bank of Canada. Such rates are presented as U.S. dollars per CAN$1.00. On March 19, 2014, the noon rate was CAN$1.00 equals US$0.8945. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate. You should note that the rates set forth below may differ from the actual rates used in our accounting processes and in the preparation of our consolidated financial statements.

Year Ended:	Average(1)	High	Low	Period End

December 31, 2013	0.9710	1.0164	0.9348	0.9402
December 31, 2012	1.0004	1.0299	0.9599	1.0051
December 31, 2011	1.0111	1.0583	0.9430	0.9833
December 31, 2010	0.9709	1.0054	0.9278	1.0054
December 31, 2009	0.8757	0.9716	0.7692	0.9555

Month Ended:	Average(2)	High	Low	Period End

March 2014 (through March 19, 2014)	0.9022	0.9119	0.8945	0.8945
February 28, 2014	0.9046	0.9130	0.8977	0.9029
January 31, 2014	0.9139	0.9422	0.8952	0.8994
December 31, 2013	0.9399	0.9454	0.9348	0.9402
November 30, 2013	0.9531	0.9602	0.9435	0.9435
October 31, 2013	0.9649	0.9724	0.9564	0.9589
September 30, 2013	0.9669	0.9768	0.9494	0.9723

(1)	The average of the daily noon rates for each day during the applicable year.
(2)	The average of the daily noon rates for each day during the applicable month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our segments or businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our network and facilities-based mobile offering;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate;

•	new technologies that might change consumer behaviour towards our product suite;

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

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under “Item 3. Key Information – Risk Factors” of this annual report. Each of these forward-looking statements speaks only as of the date of this annual report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission (“SEC”), as described under “Item 10. Additional Information – Documents on Display” of this annual report.

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

A-	Selected Financial Data

The following tables present selected consolidated financial information for our business presented in accordance with IFRS for each of the years ended December 31, 2013, 2012, 2011 and 2010. We derived this selected consolidated financial information from our audited consolidated financial statements, which are comprised of consolidated balance sheets as at December 31, 2013, 2012, 2011 and 2010 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the four-year period ended December 31, 2013. The selected consolidated financial information presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements as at December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 and notes thereto contained in “Item 18. Financial Statements” of this annual report (beginning on page F-1). Our audited consolidated financial statements as at December 31, 2011 and 2010 and for the year ended December 31, 2010 are not included in this annual report. Our consolidated financial statements as at December 31, 2013, 2012, 2011 and 2010 and for the years ended December 31, 2013, 2012, 2011 and 2010 have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on these consolidated financial statements (other than the consolidated financial statements for the year ended December 31, 2010 and as at December 31, 2011 and 2010) is included in this annual report.

In separate tables below, we also present selected consolidated financial information presented in accordance with Canadian GAAP and, separately, in accordance with U.S. GAAP for each of the years ended December 31, 2010 and 2009. We derived this Canadian GAAP selected consolidated financial information from our audited consolidated financial statements comprised of consolidated balance sheets as at December 31, 2010 and 2009 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years ended December 31, 2010 and 2009, which are not included in this annual report. We also derived this U.S. GAAP selected consolidated financial information from our consolidated financial statements as at December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009, which include a discussion of the principal differences between Canadian GAAP and U.S. GAAP. Our consolidated financial statements as at December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009 prepared in accordance with Canadian GAAP have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on those consolidated financial statements prepared in accordance with Canadian GAAP is not included in this annual report.

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

Our historical results are not necessarily indicative of our future financial condition or results of operations.

IFRS DATA

	Year ended December 31,
	2013	2012	2011	2010
		(restated)(1)(2)(3)	(restated)(1)(2)(3)	(restated)(1)(2)(3)
	(dollars in thousands, except percentages, ratios and Operating Data)
Consolidated Statement of Income Data:
Operating revenues:
Cable television	$1,090,261	$1,079,343	$1,012,604	$950,590
Internet	818,400	772,497	698,234	644,283
Cable telephony	473,798	454,861	436,694	409,858
Mobile telephony	220,561	171,624	112,762	53,167
Business solutions	63,525	64,945	63,109	59,863
Equipment sales	36,524	43,412	55,953	59,976
Other	8,754	11,162	9,974	8,161

Total operating revenues	2,711,823	2,597,844	2,389,330	2,185,898
Employee costs	370,536	359,278	320,281	263,884
Purchase of goods and services	1,056,480	1,034,862	995,461	899,090
Amortization	561,743	485,385	407,011	290,977
Financial expenses(4)	174,145	179,498	161,211	154,208
Loss (gain) on valuation and translation of financial instruments	163,725	(75,738)	(53,869)	(24,373)
Loss (gain) on debt refinancing	18,912	(7,608)	(4,986)	—
Restructuring of operations and other special items	684	478	15,094	10,500
Income taxes expense	29,449	115,855	105,067	103,675
Income from discontinued operations (net of income taxes)(1)	40,706	8,145	12,175	7,757

Net income	$376,855	$513,979	$456,235	$495,694

Consolidated Balance Sheet Data (at year end):
Cash and cash equivalents	$322,469	$163,231	$94,093	$95,509
Total assets	7,029,396	6,992,107	6,545,195	5,489,038
Long-term debt, excluding QMI subordinated loans(5)(6)	2,399,105	2,127,057	1,857,057	1,786,076
QMI subordinated loans(5)(6)	2,280,000	1,630,000	1,630,000	1,630,000
Capital stock	3,401	3,401	3,401	3,401
Equity attributable to shareholder	820,807	773,269	975,475	714,501
Cash dividends declared	361,880	760,000	140,000	437,000

Other Financial Data and Ratios:
Adjusted operating income(7)	$1,284,807	$1,203,704	$1,073,588	$1,022,924
Adjusted operating income margin(7)	47.4%	46.3%	44.9%	46.8%
Cash flows provided by operating activities	1,058,340	1,147,847	892,453	780,436
Cash flows used in investing activities	(524,875)	(708,810)	(823,222)	(1,061,094)
Cash flows (used in) provided by financing activities	(377,399)	(380,674)	(82,455)	226,596
Capital expenditures(8)	598,494	745,853	795,972	722,312
Ratio of earnings to fixed charges(9)	3.2x	4.3x	4.3x	4.6x

Operating Data (at year end, except ARPU):
Homes passed(10)	2,742,476	2,701,242	2,657,315	2,612,406
Basic cable customers(11)	1,825,081	1,854,981	1,861,477	1,811,570
Basic cable penetration(12)	66.5%	68.7%	70.1%	69.3%
Digital customers	1,531,361	1,484,589	1,400,814	1,219,599
Digital penetration(13)	83.9%	80.0%	75.3%	67.3%
Cable Internet customers	1,418,338	1,387,657	1,332,551	1,252,104
Cable Internet penetration(12)	51.7%	51.4%	50.1%	47.9%
Cable telephony customers	1,286,070	1,264,862	1,205,272	1,114,294
Cable telephony penetration(12)	46.9%	46.8%	45.4%	42.7%
Mobile telephony lines	503,331	402,636	290,578	136,111
ARPU(14)	$118.03	$111.57	$103.28	$95.73

CANADIAN GAAP DATA

	Year ended December 31,
	2010	2009
	(restated)(1)(2)	(restated)(1)(2)
	(dollars in thousands, except percentages, ratios and Operating Data)
Consolidated Statement of Income Data:
Operating revenues:
Cable television	$950,590	$875,550
Internet	644,283	574,180
Cable telephony	409,858	353,773
Mobile telephony	53,167	41,422
Business solutions	59,863	58,384
Equipment sales	59,976	57,927
Other	8,161	9,003

Total operating revenues	2,185,898	1,970,239
Cost of sales and operating expenses	1,162,891	1,010,465
Amortization	293,439	240,102
Financial expenses(4)(15)	118,217	80,785
Gain on valuation and translation of financial instruments	(24,373)	(44,060)
Restructuring of operations and other special items	20,500	—
Income taxes expense	108,526	99,432
Income from discontinued operations (net of income taxes) (1)	7,757	6,243
Non-controlling interest in a subsidiary	244	102

Net income	$514,211	$589,656

Consolidated Balance Sheet Data (at year end):
Cash and cash equivalents	$95,509	$149,571
Total assets	5,598,112	4,706,348
Long-term debt, excluding QMI subordinated loans(5)(6)	1,786,076	1,592,321
QMI subordinated loans(5)(6)	1,630,000	1,260,000
Capital stock	3,401	1
Shareholder’s equity	799,270	699,957
Cash dividends declared and reductions of paid-up capital	437,000	303,000

Other Financial Data and Ratios:
Adjusted operating income(7)	$1,023,007	$959,774
Adjusted operating income margin(7)	46.8%	48.7%
Cash flows provided by operating activities	815,698	877,027
Cash flows (used in) provided by investing activities	(1,096,356)	259,406
Cash flows provided by (used in) financing activities	226,596	(986,179)
Capital expenditures(8)	757,574	523,147
Ratio of earnings to fixed charges(9)	4.6x	5.8x

Operating Data (at year end, except ARPU):
Homes passed(10)	2,612,406	2,575,315
Basic cable customers(11)	1,811,570	1,777,025
Basic cable penetration(12)	69.3%	69.0%
Digital customers	1,219,599	1,084,100
Digital penetration(13)	67.3%	61.0%
Cable Internet customers	1,252,104	1,170,570
Cable Internet penetration(12)	47.9%	45.5%
Cable telephony customers	1,114,294	1,014,038
Cable telephony penetration(12)	42.7%	39.4%
Mobile telephony lines	136,111	82,813
ARPU(14)	$95.73	$88.21

U.S. GAAP DATA

	Year ended December 31,
	2010	2009
	(restated)(1)(2)	(restated)(1)(2)
	(dollars in thousands, except percentages, ratios and Operating Data)
Consolidated Statement of Income Data:
Operating revenues:
Cable television	$950,577	$878,903
Internet	646,304	575,818
Cable telephony	414,503	358,146
Mobile telephony	53,167	41,422
Business solutions	59,863	58,384
Equipment sales	59,976	57,927
Other	8,161	9,003

Total operating revenues	2,192,551	1,979,603
Cost of sales and operating expenses	1,177,119	1,025,609
Amortization	306,178	251,091
Financial expenses(4)(15)	118,217	80,785
Gain on valuation and translation of financial instruments	(6,837)	(20,750)
Impairment of goodwill and other items	20,500	—
Income taxes expense	100,322	99,136
Income from discontinued operations (net of income taxes) (1)	7,757	6,243
Non-controlling interest in a subsidiary	244	102

Net income	$484,565	$549,873

Consolidated Balance Sheet Data (at year end):
Cash and cash equivalents	$95,509	$149,571
Total assets	7,687,236	6,834,258
Long-term debt, excluding QMI subordinated loans(5)(6)	1,827,904	1,614,666
QMI subordinated loans(5)(6)	1,630,000	1,260,000
Capital stock	3,401	1
Shareholder’s equity	2,864,379	2,816,273
Cash dividends declared and reductions of paid-up capital	437,000	303,000

Other Financial Data and Ratios:
Adjusted operating income(7)	$1,015,432	$953,994
Adjusted operating income margin(7)	46.3%	48.2%
Cash flows provided by operating activities	807,323	875,247
Cash flows (used in) provided by investing activities	(1,087,981)	261,186
Cash flows provided by (used in) financing activities	226,596	(986,179)
Capital expenditures(8)	749,199	521,344
Ratio of earnings to fixed charges(9)	4.3x	5.5x

(1)	On May 1, 2011, the Corporation acquired Jobboom Inc., a subsidiary of an affiliated corporation, for a total cash consideration of $32.1 million. Since the transaction occurred between wholly owned subsidiaries of the parent corporation, the acquisition was accounted for using the continuity of interest method and the cash consideration paid was recorded in reduction of retained earnings.

On May 31, 2013, the Corporation sold its specialized Web sites Jobboom and Réseau Contact to its parent corporation. The results and cash flows related to these businesses were reclassified as discontinued operations. Refer to Note 8 of our consolidated financial statements included under “Item 18. Financial Statements” in this annual report for more details.

(2)	On December 29, 2013, the Corporation sold all the operating assets and liabilities of Le Superclub Videotron to a wholly owned subsidiary of its parent corporation. Accordingly, prior period figures related to Le Superclub Videotron have been restated as if Le Superclub Videotron had never been a subsidiary of the Corporation. Refer to Note 9 of our consolidated financial statements included under “Item 18. Financial Statements” in this annual report for more details.
(3)	On January 1, 2013, the Corporation adopted IFRS Standard IAS 19 – Employee Benefits (Amended) retrospectively. Therefore, prior period comparative figures were restated to comply with this new IFRS standard. Refer to Note 1(b) of our Consolidated Financial Statements included under “Item 18. Financial Statements” in this annual report for more details on the impact of the restatement for the years ended December 31, 2012 and 2011.
(4)	We are party to a number of back-to-back transactions with Quebecor Media and 9101-0835 Québec inc., a subsidiary of Quebecor Media. With respect to these back-to-back transactions, we recorded interest expense of $265.9 million for the year ended December 31, 2013, $213.9 million for the year ended December 31, 2012, $171.6 million for the year ended December 31, 2011, $169.4 million for the year ended December 31, 2010 and $179.8 million for the year ended December 31, 2009, but we recorded $272.5 million, $221.1 million, $177.4 million, $175.0 million and $185.8 million in dividends from Quebecor Media in 2013, 2012, 2011, 2010 and 2009 respectively. See “Item 5. Operating and Financial Review and Prospects—Uses of Liquidity and Capital Resources—Purchase of Shares of Quebecor Media and Servicing of Subsidiary Subordinated Loan”.

(5)	For the years ended December 31, 2013, 2012, 2011, 2010 and 2009, the term “QMI subordinated loans” refers to the $1.0 billion and $870.0 million subordinated loans due 2022 we entered into in 2007 in favor of Quebecor Media (partly redeemed for $500.0 million and $525.0 million in 2009 and 2008, respectively), the $415.0 million subordinated loan due 2023 we entered into in 2008 in favor of Quebecor Media, the $1.3 billion subordinated loan due 2025 we entered into in 2010 in favor of Quebecor Media (partly redeemed for $930.0 million in 2010), the $3.25 billion subordinated loan due 2043 we entered into in 2013 in favour of Quebecor Media (partly redeemed for $2.6 billion in 2013), the $125.0 million subordinated loan due 2022 one of our subsidiaries entered into in 2007 in favor of Quebecor Media (entirely redeemed in 2009), the $170.0 million subordinated loan due in 2023 one of our subsidiaries entered into in 2008 in favor of Quebecor Media (entirely redeemed in 2009), and the $190.0 million subordinated loan due in 2024 one of our subsidiaries entered into in 2009 in favor of Quebecor Media (entirely redeemed in 2009). See “Item 5. Operating and Financial Review and Prospects — Uses of Liquidity and Capital Resources—Purchase of Shares of Quebecor Media and Servicing of Subsidiary Subordinated Loan”.
(6)	We believe that long-term debt, excluding QMI subordinated loans, provides investors with a meaningful measure of our long-term debt because the QMI subordinated loans are subordinated in right of payment to the prior payment in full of our senior indebtedness, including our notes, and because the proceeds of our QMI subordinated loans due 2022, 2023, 2024, 2025 and 2043 were invested in retractable preferred shares of Quebecor Media or its subsidiaries as part of back-to-back transactions to reduce our income tax obligations. Consequently, we disclose long-term debt, excluding QMI subordinated loans, as a supplemental measure of our indebtedness in this annual report. Long-term debt, excluding QMI subordinated loans, is not intended to be, and should not be, regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with IFRS, Canadian GAAP or U.S. GAAP. Long-term debt, excluding QMI subordinated loans, is calculated from and reconciled to long-term debt as follows:

	At December 31
AMOUNTS UNDER IFRS	2013	2012	2011	2010
	(Canadian dollars in millions) (unaudited)
Long-term debt	$4,679.1	$3,757.1	$3,487.1	$3,416.1
QMI subordinated loans(5)	(2,280.0)	(1,630.0)	(1,630.0)	(1,630.0)

Long-term debt, excluding QMI subordinated loans, as defined	$2,399.1	$2,127.1	$1,857.1	$1,786.1

	At December 31
AMOUNTS UNDER CANADIAN GAAP	2010	2009
	(Canadian dollars in millions) (unaudited)
Long-term debt	$3,416.1	$2,852.3
QMI subordinated loans(5)	(1,630.0)	(1,260.0)

Long-term debt, excluding QMI subordinated loans, as defined	$1,786.1	$1,592.3

	At December 31
AMOUNTS UNDER U.S. GAAP	2010	2009
	(Canadian dollars in millions) (unaudited)
Long-term debt	$3,457.9	$2,874.7
QMI subordinated loans(5)	(1,630.0)	(1,260.0)

Long-term debt, excluding QMI subordinated loans, as defined	$1,827.9	$1,614.7

(7)	Adjusted operating income and ratios based on this measure are not required by or recognized under IFRS, Canadian GAAP or U.S. GAAP. We define adjusted operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain or loss on valuation and translation of financial instruments, restructuring of operations and other special items, gain or loss on debt refinancing, income from discontinued operations and income taxes. We define adjusted operating income margin as the adjusted operating income expressed as a percentage of revenues under IFRS, Canadian GAAP or U.S. GAAP. We defined adjusted operating income, as reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, gain or loss on valuation and translation of financial instruments, restructuring of operations and other special items, income taxes, income from discontinued operations and non-controlling interests in a subsidiary. Under U.S. GAAP, we defined adjusted operating income, as reconciled to net income under U.S. GAAP, as net income before amortization, financial expenses, gain or loss on valuation and translation of financial instruments, impairment of goodwill and other items, income taxes, income from discontinued operations and non-controlling interests in a subsidiary. Adjusted operating income, and ratios using this measure, are not intended to be regarded as alternatives to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS, Canadian GAAP or U.S. GAAP. We use adjusted operating income because we believe that it is a meaningful measure in evaluating Videotron’s consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Videotron. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues. Measures like adjusted operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies, therefore limiting its usefulness as a comparative measure. See “Presentation of Financial Information — Non-IFRS/Non-Canadian GAAP/Non-U.S. GAAP Measures”. Our adjusted operating income is calculated from and reconciled to net income under IFRS for the years ended December 31, 2013, 2012, 2011 and 2010 in the table below:

	Year ended December 31,
AMOUNTS UNDER IFRS	2013	2012	2011	2010
		(restated)(1)(2)(3)	(restated)(1)(2)(3)	(restated)(1)(2)(3)
	(dollars in millions) (unaudited)
Net income	$376.9	$514.0	$456.2	$495.7
Amortization	561.7	485.4	407.0	291.0
Financial expenses(4)	174.1	179.4	161.2	154.2
Loss (gain) on valuation and translation of derivative instruments	163.7	(75.7)	(53.9)	(24.4)
Loss (gain) on debt refinancing	18.9	(7.6)	(5.0)	—
Restructuring of operations and other special items	0.7	0.5	15.1	10.5
Income taxes expense	29.4	115.8	105.1	103.7
Income from discontinued operations	(40.7)	(8.1)	(12.1)	(7.7)

Adjusted operating income, as defined	$1,284.7	$1,203.7	$1,073.6	$1,023.0

The following table provides a reconciliation under Canadian GAAP of adjusted operating income to net income as presented in our historical consolidated financial statements not included in this annual report:

	Year ended December 31,
AMOUNTS UNDER CANADIAN GAAP	2010	2009
	(restated)(1)(2)	(restated)(1)(2)
	(dollars in millions) (unaudited)
Net income	$514.2	$589.7
Amortization	293.4	240.1
Financial expenses(4)(15)	118.2	80.8
Gain on valuation and translation of derivative instruments	(24.4)	(44.1)
Restructuring of operations and other special items	20.5	—
Income taxes expense	108.5	99.4
Income from discontinued operations	(7.7)	(6.2)
Non-controlling interest in a subsidiary	0.3	0.1

Adjusted operating income, as defined	$1,023.0	$959.8

The following table provides a reconciliation under U.S. GAAP of adjusted operating income to net income as presented in our historical consolidated financial statements not included in this annual report:

	Year ended December 31,
AMOUNTS UNDER U.S. GAAP	2010	2009
	(restated)(1)(2)	(restated)(1)(2)
	(dollars in millions) (unaudited)
Net income	$484.6	$549.9
Amortization	306.1	251.1
Financial expenses(4)(15)	118.2	80.8
Impairment of goodwill and other items	20.5	—
Gain on valuation and translation of derivative instruments	(6.9)	(20.8)
Income taxes expense	100.3	99.1
Income from discontinued operations	(7.7)	(6.2)
Non-controlling interest in a subsidiary	0.3	0.1

Adjusted operating income, as defined	$1,015.4	$954.0

(8)	Capital expenditures are comprised of acquisitions of fixed assets and intangible assets, excluding licenses.
(9)	For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of net income plus income taxes, fixed charges, amortized capitalized interest, less interest capitalized, and (ii) fixed charges consist of interest expensed and capitalized, excluding interest on QMI subordinated loans, plus premiums and discounts amortization, financing fees amortization and an estimate of the interest within rental expense.
(10)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.
(11)	“Basic cable customers” are customers who receive basic cable television service in either analog or digital mode.
(12)	Represents customers as a percentage of total homes passed.
(13)	Represents customers for the digital service as a percentage of basic cable customers.
(14)	ARPU is an industry metric that we use to measure our monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS, or recognized under or consistent with Canadian GAAP, and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate our combined ARPU by dividing our combined cable television, Internet access, cable and mobile telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period. Specific ARPU for each of our four lines of services is calculated by dividing the revenue generated from those subscribers by the average number of subscribers for such service during the period, and then dividing the resulting amount by the number of months in the applicable period.

(15)	A wholly-owned subsidiary of Videotron entered into back-to-back transactions with Quebecor Media and 9101-0835 Québec inc. With respect to these back-to-back transactions, we recorded interest expense of $48.6 million in the year ended December 31, 2009 but we recorded $50.2 million in dividends from Quebecor Media for 2009. No such interest or dividends were recorded in the years ended December 31, 2013, 2012, 2011 and 2010 since the subordinated loans relating to such back-to-back transactions were entirely redeemed on January 1, 2010.

B-	Capitalization and Indebtedness

Not applicable.

C-	Reasons for the Offer and Use of Proceeds

Not applicable.

D-	Risk Factors

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

Our cable business competes against providers of direct broadcast satellite (or “DBS”, which in Canada are also referred to as “DTH,” for “direct-to-home” satellite providers), multichannel multipoint distribution systems (or “MDS”), and satellite master antenna television systems. In addition, we compete against incumbent local exchange carriers (or “ILECs”), which have secured licenses to launch video distribution services using video digital subscriber line (or “VDSL”) technology (also known as Internet protocol television or “IPTV”). The main ILEC in our market holds a regional license to provide terrestrial broadcasting distribution in Montréal and several other communities in the Province of Québec. The same ILEC launched its own IPTV service in Montréal (including a portion of the greater Montreal area), in Québec City and in other locations in the Province. A full rollout throughout the Province of Québec is expected in the years to come. The direct access to some broadcasters’ websites that provide streaming in high-definition of video-on-demand content is also available for some of the channels we offer in our television programming. In addition, third-party Internet access providers could launch IP video services in our footprint.

We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include emerging content delivery platforms. Furthermore, over-the-top (“OTT”) content providers, such as Netflix and Apple TV, compete for viewership.

Due to ongoing technological developments, the distinction between traditional platforms (broadcasting, Internet and telephony) is fading rapidly. For instance, the Internet, through wired and mobile devices, is becoming an important broadcasting and distribution platform. In addition, mobile operators, with the development of their respective 4G and Long Term Evolution (also known as “LTE”) networks, are now offering wireless and fixed wireless Internet services. In addition, our VoIP telephony service also competes with Internet-based solutions.

In our Internet access business, we compete against other Internet service providers (or “ISPs”) offering residential and commercial Internet access services as well as WiMAX and open Wi-Fi networks in some cities. The main competitors are the ILECs that offer Internet access through digital subscriber line (“DSL”), fibre to the node and fibre to the home technologies, often offering comparable download speeds to ours. In addition, satellite operators such as Xplornet are increasing their existing high-speed Internet access (“HSIA”) capabilities with the launch of high-throughput satellites, targeting households in rural and remote locations and claiming future download speeds comparable to our low and medium download speeds. The CRTC also requires cable and ILEC network providers, including ourselves, to offer wholesale access to our high-speed Internet systems to third party ISP competitors for the purpose of providing retail Internet access services. These third party ISP competitors may also provide telephony and networking applications.

Our cable telephony business has numerous competitors, including ILECs, competitive local exchange carriers (or “CLECs”), mobile telephony service operators and other providers of telephony, VoIP and Internet communications, including competitors that are not facility-based and therefore have a much lower infrastructure cost. In addition, Internet protocol-based (“IP-based”) products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on our business, prospects and results of operation.

In our mobile telephony business, we compete against a mix of market participants, some of them active in some or all of the products we offer, with others offering only mobile telephony services. In addition, users of mobile voice and data systems may find their communication needs satisfied by other current or developing adjunct technologies, such as Wi-Fi, WiMax, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those we provide or may in the future provide, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. For instance, some providers of mobile telephony services (including most of the incumbent carriers as well as at least one other new entrant) have launched lower-cost mobile telephony services in order to acquire additional market share. Also, we may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations.

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

We have entered into roaming agreements with other mobile operators in order to provide worldwide coverage to our mobile telephony customers. Our inability to extend our worldwide coverage or to renew, or substitute for, these roaming agreements at their respective terms and on acceptable terms may place us at a competitive disadvantage, which could adversely affect our ability to operate our mobile business successfully and profitably.

We have entered into roaming agreements with multiple carriers around the world (including Canada, the United States and Europe), and have established worldwide coverage. Our inability to extend our worldwide coverage or to renew, or substitute for, these roaming agreements at their respective or better terms or on acceptable terms, may place us at a competitive disadvantage, which could adversely affect our ability to operate our mobile business successfully and profitably.

In addition, various aspects of mobile communication operations, including the ability of mobile providers to enter into interconnection agreements with traditional landline telephone companies and the ability of mobile providers to manage data traffic on their networks, are subject to regulation by the CRTC. Regulations adopted or actions taken by the government agencies having jurisdiction over any mobile business that we may develop could adversely affect our mobile business and operations, including actions that could increase competition or our costs.

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

Advanced wireless services (“AWS”) in the 2GHz range is a spectrum that has not been broadly used until recently for mobile telephony. With the emerging use of AWS for LTE, devices available in AWS solely for an HSPA network are limited. Although numerous LTE devices have an AWS HSPA capability, these devices are in the high-end category. This could put pressure on our acquisition costs as well as impair our ability to compete with lower-end devices. In addition, the handsets available to us are sometimes subject to an exclusivity period which varies in length when they are released to market. If manufacturers continue to offer exclusivity on future products in Canada, this could potentially reduce the number of handsets available to us.

We are regularly required to make capital expenditures to remain technologically and economically competitive. We may not be able to obtain additional capital to implement our business strategies and make capital expenditures.

Our strategy of maintaining a leadership position in the suite of products and services we offer and launching new products and services requires capital investments in our network and infrastructure to support growth in our customer base and demands for increased bandwidth capacity and other services. In this regard, we have in the past required substantial capital for the upgrade, expansion and maintenance of our network and the launch and deployment of new or additional services. We expect that additional capital expenditures will continue to be required in the short and medium term in order to expand and maintain our systems and services, including expenditures relating to advancements in Internet access and high definition television (“HDTV”), as well as the cost of our mobile services infrastructure deployment.

The demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further accelerate, driven by the following increases: levels of broadband penetration; need for personal connectivity and networking; affordability of smartphones and Internet-only devices (e.g., high-usage data devices such as mobile Internet keys, tablets and electronic book readers); multimedia-rich services and applications; wireless competition; and unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. We may have to acquire additional spectrum, if available and if economically reasonable, in order to address this increased demand. The ability to acquire additional spectrum (if needed) is dependent on the timing and the rules established by Industry Canada. If we are not successful in acquiring additional spectrum we may need on reasonable terms, it could have a material adverse effect on our business, prospects and financial condition. See also “Item 4. Information on the Corporation — Regulation — Canadian Telecommunications Services — Regulatory Framework for Mobile Wireless Services.”

Developing our LTE network requires capital expenditures to remain competitive and to comply with our obligations under the agreement with our partner governing the joint built-out of our LTE network. In addition, we may be required to make further capital expenditures in the future on our LTE network to remain competitive in order to comply with our obligations. See also “Item 4. Information on the Corporation — History and Development of the Corporation.” A geographical expansion of our LTE network may require us to incur significant costs and to make significant capital expenditures.

There can be no assurance that we will be able to generate or otherwise obtain the funds to finance any portion of these capital improvement programs, new strategies and services or other capital expenditure requirements, whether through cash from operations, additional borrowings or other sources. If we are unable to generate sufficient funds or obtain additional financing on acceptable terms, we may be unable to implement our business strategies or proceed with the capital expenditures and investments required to maintain our leadership position, and our business, financial condition, results of operations, reputation and prospects could be materially adversely affected. Even if we are able to obtain adequate funding, the period of time required to upgrade our network could have a material adverse effect on our ability to successfully compete in the future. Moreover, additional investments in our business may not translate into incremental revenues, cash flows or profitability.

See also the risk factors “— We operate in highly competitive industries that are experiencing rapid technological developments, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations”, “— We compete, and will continue to compete, with alternative technologies and we may be required to invest a significant amount of capital to address continuing technological evolution and development” and “— Risks Relating to our Senior Notes and our Capital Structure — We may be required from time to time to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us.”

We may need to support increasing costs in securing access to support structures needed for our cable network.

We require access to the support structures of hydroelectric and telephone utilities and need municipal rights of way to deploy our cable network. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). We have entered into comprehensive support structure access agreements with all of the major hydroelectric companies and all of the major telecommunications companies in our service territory. Our agreement with Hydro-Québec, the most significant of them, expired in December 2012. Negotiations are under way toward renewing this agreement. An increase in rates charged by Hydro-Québec could have a significant impact on Videotron’s cost structure.

We may not successfully implement our business and operating strategies.

Our business strategies are based on leveraging an integrated platform of media assets. Our strategies include offering multi-platform advertising solutions, generating and distributing content across a spectrum of media properties and assets, launching and deploying additional value-added products and services, pursuing cross-promotional opportunities, maintaining our advanced broadband network, pursuing enhanced content development to reduce costs, further integrating the operations of our subsidiaries, leveraging geographic clustering and maximizing customer satisfaction. We may not be able to fully implement these strategies or realize their anticipated results without incurring significant costs or not implement them at all. In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition, technological changes and other factors described in this “Risk Factors” section. While the centralization of certain business operations and processes has the advantage of standardizing our practices, thereby reducing costs and increasing effectiveness, it also represents a risk in itself should a business solution implemented by a centralized office throughout the organization fail to produce the intended results. We may also be required to make capital expenditures or other investments, that may affect our ability to implement our business strategies if we are unable to secure additional financing on acceptable terms or to generate sufficient funds internally to cover those requirements. Any material failure to implement our strategies could have a material adverse effect on our reputation, business, financial condition, prospects and results of operations, as well as on our ability to meet our obligations, including our ability to service our indebtedness.

As part of our strategy, in recent years, we have entered into certain agreements with third-parties under which we are committed to making significant operating expenditures in the future. We can provide no assurance that we will be successful in developing new activities in relation to these new engagements, including the development of new revenue sources.

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

We could be adversely affected by the rapid growth of traffic volumes on the Internet.

Internet users are downloading an increasing amount of data each year and households are now connected to the Internet through a combination of several computers, tablets and other mobile devices, leading to simultaneous flows per home, which constitutes a departure from the past, when a majority of households were connected to the Internet through a single computer. In addition, some content on the Internet, such as videos, is now available at a higher bandwidth for which high definition, as opposed to standard definition, is gradually becoming the norm. There has therefore been an increase in data consumption and an intensification of Internet traffic during peak periods, which calls for increased bandwidth capacity to address the needs of our customers.

Equipment costs are under pressure in an effort to counterbalance customers’ demand for bandwidth. While we can relay some of this pressure on costs to our manufacturers, adopt new technologies that allow cost reduction and implement other cost reduction initiatives, our inability to fully meet our increasing need for bandwidth may result in price hikes or in reduced profitability.

We compete, and will continue to compete, with alternative technologies and we may be required to invest a significant amount of capital to address continuing technological evolution and development.

The media industry is experiencing rapid and significant technological changes, which have resulted in alternative means of program and content transmission. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Furthermore, in each of our broadcasting markets, industry regulators have authorized DTH, microwave services and VDSL services and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies, such as IPTV, or we may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited, which could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition or results of operations.

The continuous technological improvements to the Internet, combined with higher download speeds and cost reductions for customers, may divert a portion of our existing television subscriber base from our video-on-demand services to new video-over-the-Internet model. While having a positive impact on the demand for our Internet services, video-over-the-Internet could adversely impact the demand for our video-on-demand services.

We have grown rapidly and are seeking to continue our growth. If we do not effectively manage our growth, our business, results of operations and financial condition could be adversely affected.

We have experienced substantial growth in our business and have significantly expanded our operations in recent years. We have sought in the past, and may, in the future, seek to make opportunistic or strategic acquisitions and further expand the types of businesses in which we participate, under appropriate conditions. We can provide no assurance that we will be successful in either developing or fulfilling the objectives of any such acquisition or business expansion.

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

We depend on key personnel.

Our success depends to a large extent on the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, train and retain such employees could have a material adverse effect on our business, financial condition or results of operations. In addition, in order to implement and manage our businesses and operating strategies effectively, we must sustain a high level of efficiency and performance and maintain content quality, we must continually enhance our operational and management systems, and continue to effectively attract, train, motivate and manage our employees. If we are not successful in these efforts, it may have a material adverse effect on our business, prospects, results of operations and financial condition.

Our financial performance could be materially adversely affected if we cannot continue to distribute a wide range of television programming on commercially reasonable terms.

The financial performance of our cable and mobile services depends in large part on our ability to distribute a wide range of appealing, conveniently-scheduled television programming at reasonable rates. We obtain television programming rights from suppliers pursuant to programming contracts. In recent years, these suppliers have become vertically integrated and are now more limited in number. The quality and amount of television programming we offer affect the attractiveness of our services to customers and, accordingly, the rates we can charge for these services. We may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, our inability to obtain programming at reasonable rates or our inability to pass-through rate increases to our customers could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, our ability to attract and retain cable customers depends, to a certain extent, on our capacity to offer quality content, high-definition programming, an appealing variety of programming choices and packages, as well as multiplatform distribution and on-demand content, at competitive prices. If the number of specialty channels being offered does not increase at the level and pace comparable to our competitors, if the content offered on such channels does not receive audience acceptance, or if we are unable to offer multiplatform availability, high definition programming and on-demand content, for capacity reasons among others, this may have a negative impact on revenues from our cable operations.

The multiplication of foreign and deregulated content providers (often global players on the Internet) puts pressure on the viability of our current business model for television distribution. Substantial capital expenditures on our infrastructure and in our research and development may be required to remain competitive in the current market.

We provide our digital television, Internet access and cable telephony services through a single clustered network, which may be more vulnerable to widespread disruption.

We provide our digital television, Internet access and cable telephony services through a primary headend and our analog television services through twelve additional regional headends in our single clustered network. Despite available emergency backup or replacement sites, a failure in our primary headends, including exogenous threats, such as natural disasters, sabotage or terrorism, or dependence on certain external infrastructure providers (such as electric utilities), could prevent us from delivering some of our products and services throughout our network until the failure has been resolved, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation.

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

Our cable data customers utilize our network to access the Internet and, as a consequence, we or they may become a victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including deterioration of service, excessive call volume to call centres and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, to loss of customers or revenues, in addition to increased costs to service our customers and protect our network. Any significant loss of cable data, customers or revenue, or a significant increase in the costs of serving those customers could adversely affect our reputation, growth, business, prospects, financial condition and results of operations.

We depend on third-party suppliers and providers for services, information and other items critical to our operations.

We depend on third-party suppliers and providers for certain services, hardware and equipment that are critical to our operations and network evolution. These materials and services include set-top boxes, mobile telephony handsets and network equipment, cable and telephony modems, servers and routers, fibre-optic cable, telephony switches, inter-city links, support structures, software, the “backbone” telecommunications network for our Internet access and telephony services, and construction services for expansion and upgrades of our cable and mobile networks. These services and equipment are available from a limited number of suppliers and therefore we face the risks of supplier disruption, including business difficulties, restructuring or supply-chain issues. If no supplier can provide us with the equipment or services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected. See also the risk factor “— We are using a technology for which only a limited offer of handsets is available, which could increase our customer acquisition costs and reduce our competitiveness”.

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

As of December 31, 2013, approximately 61% of our employees are unionized, and the terms of their employment are governed by one of our five regional collective bargaining agreements.

One of our collective bargaining agreements for the region of Montreal is currently being negotiated. However, we are not currently subject to a labour dispute. Nevertheless, we can neither predict the outcome of current or future negotiations relating to labour disputes, union representation or renewal of collective bargaining agreements, nor provide any assurance that we will not experience future work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or any other form of work stoppage, we could experience a significant disruption to our operations, damage to our property and/or interruption to our services, which could adversely affect our business, assets, financial position, results of operations and reputation. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and results of operations. Such could be the case if current or future labour negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs is limited by the terms of our collective bargaining agreements.

We could be impacted by increased pension plan liabilities.

The economic cycle and employee demographics could have a negative impact on the funding of our defined benefit pension plans and related expenditures. There is no guarantee that the expenditures and contributions required to fund these pension plans will not increase in the future and therefore negatively impact our operating results and financial position. Risks related to the funding of defined benefit plans may materialize if total obligations with respect to a pension plan exceed the total value of its trust fund. Shortfalls may arise due to lower-than-expected returns on investments, changes in the discount rate used to assess the pension plan’s obligations, and actuarial losses. This risk is mitigated by policies and procedures instituted by us and our pension committees to monitor investment risk and pension plan funding. It is also mitigated by the fact that some of the Corporation’s defined benefit pension plans are no longer offered to new employees.

We may be adversely affected by exchange rate fluctuations.

Most of our revenues and expenses are denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes and cable modems, mobile devices (handsets) and certain capital expenditures, including certain costs related to the development and maintenance of our mobile network, are paid in U.S. dollars. Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, is payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. Although we have entered into transactions to hedge the exchange rate risk with respect to our U.S. dollar-denominated debt outstanding at December 31, 2013, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt, these hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms, or at all.

In addition, certain cross-currency interest rate swaps entered into by Videotron and its parent corporation include an option that allows each party to unwind the transaction on a specific date at the then fair value.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2013, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward contracts was in a net liability position of $163.9 million on a consolidated basis. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

The volatility and disruptions in the capital and credit markets could adversely affect our business, including the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they become due.

The capital and credit markets have experienced significant volatility and disruption over the last several years, resulting in periods of upward pressure on the cost of new debt capital and severe restrictions in credit availability for many companies. In such periods, the disruptions in the capital and credit markets have also resulted in higher interest rates or greater credit spreads on issuance of debt securities and increased costs under credit facilities. Disruptions in the capital and credit markets could increase our interest expense, thereby adversely affecting our results of operations and financial position.

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

Longer-term volatility and disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect our access to the liquidity and the affordability of funding needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Market disruptions and broader economic challenges may lead to lower demand for certain of our products and increased incidences of customer inability to pay or timely pay for the services or products that we provide. Events such as these could adversely impact our results of operations, cash flows, financial position and prospects.

Subject to the realization of various conditions and factors, we may have to record, in the future, asset impairment charges, which could be material and could adversely affect our future reported results of operations and equity.

We have recorded in the past asset impairment charges which, in some cases, have been material. Subject to the realization of various factors, including, but not limited to, weak economic or market conditions, we may be required to record in the future, in accordance with International Financial Reporting Standard (IFRS) accounting valuation principles, additional non-cash impairment charges if the carrying value of an asset in our financial statements is in excess of its recoverable value. Any such asset impairment charge could be material and may adversely affect our future reported results of operations and equity, although such charges would not affect our cash flow.

Risks Relating to Regulation

We are subject to extensive government regulation and policy-making. Changes in government regulation or policies could adversely affect our business, financial condition, prospects and results of operations.

Our operations are subject to extensive government regulation and policy-making in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. There are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses and telecommunications carriers in Canada, although the federal government recently eliminated the foreign ownership restrictions on telecommunications companies with less than 10 percent of total Canadian telecommunications market revenues. Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) (the “Broadcasting Act”) and the Telecommunications Act and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the federal cabinet. For instance, the CRTC recently adopted a new Wireless Code which regulates numerous aspects of the provision of retail wireless services. Our wireless and cable operations are also subject to technical requirements, license conditions and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”), which is administered by Industry Canada.

In addition, laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts in Canada, the United States and other jurisdictions may impose limits on our collection and use of certain kinds of information. For a more extensive description of the regulatory environment affecting our business, see “Item 4. Information on the Corporation – Regulation”.

Changes to the laws, regulations and policies governing our operations, the introduction of new laws, regulations, policies or terms of license, the issuance of new licenses, including additional spectrum licenses to our competitors or changes in the treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business (including how we provide products and services), financial condition, prospects and results of operations. In addition, we may incur increased costs in order to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. On December 18, 2013 the Minister of Industry (Canada) announced the government’s intention to adopt legislation that would, among other things, amend the Telecommunications Act and the Radiocommunication Act to give the CRTC and Industry Canada the power to impose monetary sanctions for failure to comply with current regulations. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us.

Industry Canada may not renew our AWS licenses on acceptable terms, or at all.

Our AWS licenses were issued in December 2008 for a 10-year term. At least two years before the end of this term, and any subsequent term, we may apply for a renewed license for a term of up to 10 years. AWS license renewal, including whether license fees should apply for a subsequent license term, will be subject to a public consultation process initiated in the eighth year of the license.

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

We are subject to a variety of environmental laws and regulations. Some of our facilities are subject to federal, provincial, state and municipal laws and regulations concerning, for example, emissions to the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, recycling, soil remediation of contaminated sites, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations. Failure to comply with present or future laws or regulations could result in substantial liability for us.

Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. For instance, most Canadian provinces have recently implemented Extended Producer Responsibility (EPR) regulations in order to encourage sustainability practices such as the “Ecological recovery and reclamation of electronic products” which sets certain recovery targets and which may require us to monitor and adjust our practices in the future.

Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect our properties and require further study or remedial measures. We cannot provide assurance that all environmental liabilities have been determined, that any prior owner of our properties did not create a material environmental condition not known to us, that a material environmental condition does not otherwise exist on any of our properties, or that expenditure will not be required to deal with known or unknown contamination.

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

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2013, we had $2.4 billion of consolidated long-term debt (excluding Quebecor Media subordinated loans). Our indebtedness could have significant consequences, including the following:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to making interest and principal payments on our indebtedness, reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt or greater financial resources; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, our ability to, among other things, borrow additional funds on commercially reasonable terms, if at all.

Although we have significant indebtedness, as at December 31, 2013, we had approximately $575.0 million available for additional borrowings under our existing credit facilities on a consolidated basis (not taking into account a letter of credit issued in 2013 as a pre-auction financial deposit made to Industry Canada), and the indentures governing our outstanding Senior Notes permit us to incur substantial additional indebtedness in the future. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities and regarding the issuance of a letter of credit to Industry Canada, refer to Notes 18 and 28 to our audited consolidated financial statements for the year ended December 31, 2013 included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.”

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

If we are unable to comply with these covenants and are unable to obtain waivers from our creditors, we would be unable to make additional borrowings under our credit facilities, our indebtedness under these agreements would be in default and that could, if not cured or waived, result in an acceleration of such indebtedness and cause cross-defaults under our other debt, including our Senior Notes. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it, and any such prepayment or refinancing could adversely affect our financial condition. In addition, if we incur additional debt in the future or refinance existing debt, we may be subject to additional covenants, which may be more restrictive than those to which we are currently subject. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

We may be required from time to time to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us.

We may be required from time to time to refinance certain of our existing debt at or prior to maturity. Our ability to obtain additional financing to repay such existing debt at maturity will depend upon a number of factors, including prevailing market conditions, credit availability and our operating performance. There can be no assurance that any such financing will be available to us on favorable terms, or at all. See also the risk factor “— The volatility and disruptions in the capital and credit markets could adversely affect our business, including the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they become due.”

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

In addition, the market for non-investment grade debt has historically been subject to disruptions that have caused volatility in prices of securities. It is possible that the market for our Senior Notes will be subject to such disruptions. Any such disruptions may have a negative effect on a holder’s ability to sell our Senior Notes, regardless of our prospects and financial performance.

We may not be able to finance an offer to purchase our Senior Notes in the event of a change of control as required by the respective indentures governing our Senior Notes because we may not have sufficient funds at the time of the change of control or our senior secured credit facilities may not allow the repurchases.

If we experience certain change of control events, as specified in the respective indentures governing our Senior Notes, we may be required to make an offer to repurchase all of our Senior Notes prior to maturity. We can provide no assurance that we will have sufficient funds or be able to arrange for additional financing to repurchase our Senior Notes following such change of control. There is no sinking fund with respect to our outstanding Senior Notes.

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

ITEM 4 – INFORMATION ON THE CORPORATION

A-	History and Development of the Corporation

We were founded on September 1, 1989 as part of the amalgamation of our two predecessor companies, namely Videotron Ltd. and Télé-Câble St-Damien inc., under Part IA of the Companies Act (Québec) (since February 14, 2011, the Business Corporations Act (Québec)). On October 23, 2000, we were acquired by Quebecor Media.

Our registered office is located at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, and our telephone number is (514) 281-1232. Our corporate website may be accessed through the URL http://www.videotron.com. The information found on our corporate website or on any other website to which we refer in this annual report does not, however, form part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States with respect to our Senior Notes (other than our Senior Notes due 2020, 2021 and 2025) is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Since December 31, 2010, we have undertaken and/or completed several capital expenditures, business development projects and transactions, including, among others, the following:

•

On February 19, 2014, Industry Canada announced that we are the winner of seven spectrum licenses in the recently concluded auction of mobile frequencies in the 700 MHz band (the “2014 Auction”). These licenses consist of a single paired 5+5 MHz frequency block in the upper 700 MHz band over a geographic territory which encompasses the provinces of Quebec, Ontario (excluding the region of Northern Ontario), Alberta and British Columbia, for a total covered population of more than 28 million persons or 80% of Canada’s population. The aggregate price for the seven licenses acquired by us under the 2014 Auction is $233.3 million.

•

We have continued to actively pursue the roll-out of our 4G network. As of December 31, 2013, our mobile telephony services were available to more than 7.3 million people across the Province of Québec and in Eastern Ontario. During 2013, we activated 100,695 net new lines on our advanced mobile network at a pace of approximately 8,391 net new lines per month, bringing our total mobile customer base to 503,331 activated lines.

•

On June 17, 2013, we announced the closing of the offering and sale of 5 5/8% Senior Notes, maturing on June 15, 2025, in the aggregate principal amount of $400.0 million for net proceeds of $394.8 million (net of financing expenses). The proceeds of this offering were used on July 2, 2013 to finance the early redemption and withdrawal of US$380.0 million aggregate principal amount of our outstanding 9 1/8% Senior Notes, issued on April 15, 2008 and maturing in April 2018 and to settle the related hedging contracts.

•	In June 2013, we amended our $575.0 million secured revolving credit facility to extend the maturity date to July 2018 and to amend some of its terms and conditions.

•

On May 31, 2013, we sold our specialized web sites Jobboom and Réseau Contact to our parent corporation Quebecor Media for a total consideration of $65.0 million. On the same day, Quebecor Media announced that Mediagrif Interactive Technologies (“Mediagrif”) and Quebecor Media reached a definitive agreement pursuant to which Mediagrif acquired Jobboom on June 1, 2013, and agreed to acquire Réseau Contact. The acquisition of Réseau Contact was completed on November 29, 2013.

•

On May 29, 2013, we announced an agreement with Rogers Communications Partnership (“Rogers”) for the cooperation and collaboration in the build-out and operation of a shared LTE wireless network in the Province of Québec and the Ottawa region (the “Rogers LTE Agreement”). We will maintain our business independence, including product and service portfolios, billing systems and customer data. As part of the Rogers LTE Agreement, we will provide each other with services for which we will receive $93.0 million and Rogers will receive $200.0 million, payable over a period of 10 years. In addition to the LTE network build-out and sharing agreement, we have also come to an agreement with Rogers regarding our unused AWS spectrum in the Greater Toronto Area. We have the option to transfer our Toronto spectrum license to Rogers, subject to regulatory approvals, beginning January 1, 2014, for an aggregate consideration of $180.0 million.

•

On March 14, 2012, we issued US$800.0 million aggregate principal amount of our 5% Senior Notes due 2022 for net proceeds of $787.6 million (net of financing expenses). We used the proceeds to repurchase and retire all US$395.0 million aggregate principal amount of our outstanding 6 7/8% Senior Notes due 2014, to fully repay the borrowings under our revolving credit facility, to pay related fees and expenses and the remainder for general corporate purposes.

•

On July 5, 2011, we issued $300.0 million aggregate principal amount of our 6 7/8% Senior Notes due 2021 for net proceeds of $294.8 million (net of financing expenses). We used the net proceeds to redeem and retire US$255.0 million in aggregate principal amount of our issued and outstanding 6 7/8% senior notes due 2014 and to settle related hedging contracts.

B-	Business Overview

Overview

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, as well as an Internet service provider and a provider of cable and mobile telephony services in the Province of Québec. Our cable network covers approximately 79% of the Province of Québec’s approximately 3.5 million residential and commercial premises. The deployment of our 4G network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services.

Videotron Business Solutions is a premier full-service telecommunications provider serving small, medium and large size companies as well as telecommunication carriers. In recent years, we have significantly grown our customer base and have become an important player in the business telecommunication segment in the Province of Québec. Products and services include Internet, television, telephony, mobile services and business solutions products such as hosting, private network connectivity, WIFI and audio and video transmission.

Competitive Strengths

Leading Market Positions

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers. We believe that our strong market position has enabled us to launch and deploy new products and services more effectively. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the areas we serve. Our extensive proprietary and third-party retail distribution network of stores and points of sale assist us in marketing and distributing our advanced telecommunications services, such as cable Internet access, digital television and cable and mobile telephony, on a large scale basis.

Differentiated Bundled Services

Through our technologically advanced fixed and mobile network, we offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, video-on-demand and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile telephony services. In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service that enables our customers to download data at a higher speed than currently offered by standard digital subscriber line or DSL technology. We also offer the widest range of French-language programming in Canada including content from our illico-on-Demand service available on our illico Digital TV, illico.tv and illico mobile platforms. Customers can interrupt and resume programming at will on any of these three illico platforms.

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

Focused and Highly Reliable Network Cluster

Our single hybrid fibre coaxial clustered network covers approximately 79% of the Province of Québec’s total addressable market and nine of the province’s top ten urban areas. We believe that our single cluster and network architecture provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services such as illico TV new generation, and a lower cost structure through reduced maintenance and technical support costs.

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

Products and Services

We currently offer our customers cable services, mobile telephony services and business telecommunications services.

Cable Services

i.	Advanced Cable-Based Products and Services

Cable’s large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet access, digital television, cable telephony and selected interactive services. In 2012, we launched illico TV new generation, offering a new interface with entirely redesigned ergonomics for fluid, intuitive navigation, as well as additional value-added features. We intend to continue to develop and deploy additional value-added services to further broaden our service offering.

•

Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our customers primarily via cable modems. We provide this service at download speeds of up to 60 Mbps and in some portions of the network up to 200 Mbps. As of December 31, 2013, we had 1,418,338 cable Internet access customers, representing 77.7% of our basic customers and 51.7% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 55.5% as of December 31, 2013.

•

Digital Television. We have installed headend equipment through an optical fibre network capable of delivering digitally encoded transmissions to a two-way digital set-top box in the customer’s home and premises. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services and a high definition quality. All of our television packages include 52 basic television channels, audio services providing CD-quality music, 21 AM/FM radio channels and an interactive programming guide. Our extended digital television offering allows customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of more than 300 additional channels, including U.S. super-stations and other special entertainment programs. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. As of December 31, 2013, we had 1,531,361 customers for our digital television service, representing 83.9% of our total basic customers and 55.8% of our total homes passed.

•

Cable Telephony. We offer cable telephony service using VoIP technology. We offer discounts to our customers who subscribe to more than one of our services. As of December 31, 2013, we had 1,286,070 subscribers to our cable telephony service, representing a penetration rate of 70.5% of our basic cable subscribers and 46.9% of our homes passed.

•

Video-On-Demand. Video-on-demand service enables digital cable customers to rent content from a library of movies, documentaries and other programming through their digital set-top box, Internet access or mobile phone, respectively, through illico web and illico mobile. Our digital cable customers are able to rent their video-on-demand selections for a period of up to 24 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during their rental period. In addition, customers can now resume viewing on-demand programming that was paused on either the television, illico web or illico mobile. We sometimes group movies, events or TV programs available on video-on-demand and offer them, when available, for a period of seven days. We also offer a substantial amount of video-on-demand content free of charge to our digital cable customers, comprised predominantly of previously aired television programs and youth-oriented programming. In March of 2013, we introduced Club Unlimited, a flat-fee plan offering a rich and varied selection of unlimited, on-demand content (movies, television shows, children’s shows, documentaries, comedy performances and concerts). In addition, we offer pay television channels on a subscription basis that permits our customers to access and watch most of the movies available on the linear pay TV channels these customers subscribe to.

•	Pay-Per-View (Indigo). Indigo is a group of pay-per-view channels that allows our digital customers to order live events and movies based on a pre-determined schedule.

ii.	Traditional Cable Television Services

Customers subscribing to our traditional analog “basic” and analog “extended basic” services generally receive a line-up of 42 channels of television programming, depending on the bandwidth capacity of their local cable system. We are no longer offering this service to new customers.

As of December 31, 2013, we had 293,720 customers for our analog television service, representing 16.1% of our total basic customers.

Mobile Services

On September 9, 2010, we launched our High Speed Packet Access (“HSPA+”) mobile communication network (4G). As of December 31, 2013, most households and businesses on our cable footprint had access to our advanced mobile services. Prior to launching our HSPA+ network, we had been offering mobile wireless telephony services as a Mobile Virtual Network Operator (“MVNO”) since 2006. As of December 31, 2013, there were 503,331 lines activated on our mobile telephony services, representing a year-over-year increase of 100,695 lines (25.0%).

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

Also, as per the outcome of the Rogers LTE Agreement, we signed a 20-year agreement with Rogers to bring LTE to even more customers in the Province of Québec and the Ottawa region. Under this agreement, we will be in a position to build out and operate a shared LTE wireless network. This shared network will deliver an optimal user experience for consumers and businesses. It will also deliver capital and operating savings, allowing us to reinvest in our customers and networks. We will maintain our business independence throughout this agreement, including our product and service portfolios, billing systems and customer data.

In the 2014 Auction, we acquired a package of seven spectrum licenses consisting of a single paired 5+5 MHz spectrum block in the upper 700 MHz band over a geographic territory which encompasses the provinces of Québec, Ontario (excluding the region of Northern Ontario), Alberta and British Columbia, for a total covered population of more than 28 million persons. The 700 MHz band presents certain superior propagation characteristics and benefits from well-developed LTE equipment and device ecosystems in North America. Ownership of the licenses acquired during the 2014 Auction enhances our ability to maintain a leading edge, high capacity wireless network in Québec and in the Ottawa region, and provides us with a number of options to maximize the value of our investment in the rest of Ontario, Alberta and British Columbia.

Business Telecommunications Services

Videotron Business Solutions is a premier full-service telecommunications provider, including mobile services. We serve small, medium and large-size businesses as well as telecommunications carriers. In recent years, we have significantly grown our customer base and have become an important player in the business telecommunications segment in the Province of Québec. We serve customers with dedicated sales and customer service teams with solid expertise in business services. Products and services for small and medium-sized businesses are supported by our coaxial technology, 4G network, and solid expertise in business services and customized solutions designed to meet larger businesses and carriers’ needs are offered. There is a wide range of products available, including high speed Internet access, WIFI connectivity, television, telephony, mobile services and solutions, private network connectivity and audio and video transmission.

Customer Statistics Summary

The following table summarizes our customer statistics for our analog and digital cable and advanced products and services:

	As of December 31,
	2013	2012	2011	2010	2009
Homes passed(1)	2,742,476	2,701,242	2,657,315	2,612,406	2,575,315
Cable
Basic customers(2)	1,825,081	1,854,981	1,861,477	1,811,570	1,777,025
Penetration(3)	66.5%	68.7%	70.1%	69.3%	69.0%
Digital customers	1,531,361	1,484,589	1,400,814	1,219,599	1,084,100
Penetration(4)	83.9%	80.0%	75.3%	67.3%	61.0%
Internet Over Wireless
Internet over wireless customers	7,192	7,129	5,644	2,319	—

Cable Internet Access
Cable modem customers	1,418,338	1,387,657	1,332,551	1,252,104	1,170,570
Penetration(3)	51.7%	51.4%	50.1%	47.9%	45.5%
Telephony Services
Cable telephony customers	1,286,070	1,264,862	1,205,272	1,114,294	1,014,038
Penetration(3)	46.9%	46.8%	45.4%	42.7%	39.4%
Mobile telephony lines	503,331	402,636	290,578	136,111	82,813

(1)	Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.
(2)	Basic customers are customers who receive basic cable service in either the analog or digital mode.
(3)	Represents customers as a percentage of total homes passed.
(4)	Represents customers for the digital service as a percentage of basic cable customers.

Industry Overview

Cable Television Industry

i.	Industry Data

Cable television has been available in Canada for more than 50 years and is a well-developed market. As of August 31, 2012, the most recent date for which data is available, there were approximately 8.7 million cable television customers in Canada. For the twelve months ended August 31, 2012 (the most recent data available), total industry revenue was estimated to be over $11.5 billion and is expected to grow in the future based on the fact that Canadian cable operators have aggressively upgraded their networks and broadened their offerings of products and services. The following table summarizes the most recent available annual key statistics for the Canadian and U.S. cable television industries.

	Twelve Months Ended August 31,
	2012	2011		2010		2009		2008		CAGR(1)
	(Dollars in billions and basic cable customers in millions)
Canada
Industry Revenue(2)	$11.5		$10.9		$10.1		$9.2		$8.2	7.0%
Basic Cable Customers(2)	8.7		8.5		8.3		8.1		7.9	1.95%

	2012	2011		2010		2009		2008		CAGR(3)
	(US dollars in billions, homes passed and basic cable customers in millions)
U.S.
Industry Revenue	n/a	US$	97.6	US$	93.7	US$	90.2	US$	86.3	n/a
Homes Passed(4)	131.2		130.3		129.3		125.7		124.2	1.10%
Basic Cable Customers	56.8		58.0		59.8		62.6		63.7	-2.27%
Basic Penetration	43.7%		44.4%		45.5%		49.8%		51.3%	—

Source of Canadian data: CRTC.

Source of U.S. data: NCTA, A.C. Nielsen Media Research and SNL Kagan.

(1)	Compounded Canadian annual growth rate from 2008 through 2012.
(2)	Including IPTV.
(3)	Compounded U.S. annual growth rate from 2008 through 2012.
(4)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable distribution network in a given cable system service area in which the programming services are offered.

Mobile Telephony Industry

In terms of wireless penetration rate (i.e., the number of active SIM cards and/or connected lines versus total population, expressed as a percentage), the Canadian mobile telephony market is relatively under-developed. As of December 31, 2012 (the most recent data available), the Province of Québec had a penetration rate under the Canadian average (66.8% vs. 78.4% according to the CRTC). As of September 30, 2013, incumbents were still dominant in the industry in Canada, with market share of approximately 90% in the Province of Québec, according to the CRTC.

With an increasing number of regional operators competing on price, coverage, handset offers and technological reliability, the Canadian wireless industry is highly competitive. With the deployment of Advanced Wireless Networks throughout the country and the increasing penetration rate among younger customers, the demand for technologically advanced bandwidth-hungry devices (smartphones, tablets, etc.) is increasing rapidly. As of September 30, 2013, there were more than 27 million subscribers in Canada.

Pricing of our Products and Services

Our revenues are derived from the monthly fees our customers pay for cable television, Internet and telephony and mobile services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our customers who subscribe to more than one of our services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2013, the average monthly invoice on recurring subscription fees per customer was $102.95 and approximately 80% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes, are also charged to customers.

Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable systems in each of our markets and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings.

Our Network Technology

Cable

As of December 31, 2013, our cable systems consisted of 31,088 km of fibre optic cable and 45,956 km of coaxial cable, passing approximately 2.7 million homes and serving approximately 2.2 million customers. Our network is the largest broadband network in the Province of Québec covering approximately 79% of households and, according to our estimates, more than 77% of the businesses located in the major metropolitan areas of the Province of Québec. Our extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

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

We have adopted the hybrid fibre coaxial (“HFC”) network architecture as the standard for our ongoing system upgrades. HFC network architecture combines the use of both fibre optic and coaxial cables. Fibre optic cable has excellent broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fibre optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. Traditionally, our system design provided for cells of approximately 500 homes each to be served by fibre-optic cable. To allow for this configuration, secondary headends were put into operation in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area. Remote secondary headends must also be connected with fibre optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream information (two-way).The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided us with significant flexibility to offer customized programming to individual cells of approximately 500 homes, which is critical to our advanced services, such as video-on-demand, Switched Digital Video Broadcast and the continued expansion of our interactive services. Starting in 2008, we began an extensive network modernization effort in the Greater Montréal Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet services. This ongoing modernization implies an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extends the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative results in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services which are presently unrivalled. The overall architecture employs Division Wavelength Multiplexing (“DWM”), which allows us to limit the amount of fibre required, while providing an effective customization potential. As such, in addition to the broadcast information, up to 24 wavelengths can be combined on a transport fibre from the secondary headend to a 3,000 home aggregation point. Each of these wavelengths is dedicated to the specific requirements of 125 homes. The RF spectrum is set with analog content (to be phased out eventually) and digital information using quadrature amplitude modulation. MPEG video compression techniques and the Data over Cable Service Interface Specification (“DOCSIS”) protocol allow us to provide a great service offering of standard definition and high definition video, as well as complete voice and Internet services. This modernization project gives us flexibility to meet customer needs and future network evolution requirements. The modernization of the Greater-Montréal network is scheduled to be completed by 2017.

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

Mobile Telephony

During 2013, we continued our HSPA+ network expansion and densification plan throughout the Province of Québec and over the Greater Ottawa Area. As of December 31, 2013, our network reached approximately 89% of the population of the Province of Québec, allowing the vast majority of our potential clients to have access to our advanced mobile services. The majority of our towers and antennas are linked through our fibre-optic network using a multiple label switching—or MPLS—protocol, and our network was built and designed to support important customer growth in coming years.

With the introduction of a new technology called Dual-Carrier technology in August 2011, our HSPA+ mobile communication network (4G) allows data transmission speeds up to 42 Mbps.

Our strategy in the coming years is to build on our position as a telecommunication leader with our 4G mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as Long Term Evolution Advanced (“LTE A”) are appearing. The Rogers LTE Agreement provides and allows Rogers and us to deploy radio network equipment independently while benefiting from a common network. Spectrum contribution by each of Rogers and us will allow us to exploit the LTE technology and to provide our subscribers with high throughput data connections. We also expect to continue to expand our offer of handset devices in 2014.

Marketing and Customer Care

Our long term marketing objective is to increase our cash flow through deeper market penetration of our services, develop new services and continue revenue growth per customer. We believe that customers will come to view their cable connection as the best distribution channel to the home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

•	develop attractive bundle offers to encourage our customers to subscribe to two or more products, which increases average revenue per user – or ARPU – customer retention and operating margins;

•

continue to rapidly deploy advanced products on all our services – cable, Internet, telephony, content and mobile – to maintain and increase our leadership and offer competitive, mobile rate plans and products to gain additional market share;

•	design product offers that provide greater opportunities for customer entertainment and information ;

•	develop targeted marketing programs to attract former customers and households that have never subscribed to certain of our services and customers of alternative or competitive services;

•	enhance the relationship between customer service representatives and our customers by training and motivating customer service representatives to promote advanced products and services;

•	leverage the retail presence of our Videotron-branded stores and kiosks, Archambault stores, and third-party commercial retailers;

•	maintain and promote our leadership in content and entertainment by leveraging the wide variety of services offered within the Quebecor Media group to our existing and future customers;

•	introduce new value added packages of products and services, which we believe will increase ARPU and improve customer retention; and

•	leverage our business market, using our network and expertise with our commercial customer base, to offer additional bundled services to our customers.

We continue to invest time, effort and financial resources in marketing new and existing services. To increase both customer penetration and the number of services used by our customers, we use integrated marketing techniques, including door-to-door solicitation, telemarketing, media advertising, e-marketing and direct mail solicitation.

Maximizing customer satisfaction is a key element of our business strategy. In support of our commitment to customer satisfaction, we are now offering the service of dedicated, knowledgeable and well-trained technical experts which we call our “PROS”, the primary mission of which is to support our customers by helping them get the most out of what Videotron has to offer. Through personalized demonstration sessions, the PROS provide customers with continued customer service after subscription has been made. We continue to provide a 24-hour customer service hotline seven days a week across most of our systems, in addition to our web-based customer service capabilities. All of our customer service representatives and technical support staff are trained to assist customers with all of our products and services, which in turn allows our customers to be served more efficiently and seamlessly. Our customer care representatives continue to receive extensive training to perfect their product knowledge and skills, which contributes to retention of customers and higher levels of customer service. We utilize surveys, focus groups and other research tools to assist us in our marketing efforts and anticipate customer needs.

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

Our programming contracts generally provide for a fixed term of up to five years, and are subject to negotiated renewal. Programming tends to be made available to us for a flat fee per customer. Our overall programming costs have increased in recent years and may continue to increase due to factors including, but not limited to, additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase specialty programming, inflationary or negotiated annual increases, and the concentration of broadcasters following recent acquisitions in the market.

Competition

We operate in a competitive business environment in the areas of price, product and service offerings, and service reliability. We compete with other providers of television signals and other sources of home entertainment. Due to ongoing technological developments, the distinctions among traditional platforms (broadcasting, Internet, and telecommunications) are fading rapidly. The Internet as well as mobile devices are becoming important broadcasting and distribution platforms. In addition, mobile operators, with the development of their respective 4G networks, are now offering wireless and fixed wireless Internet services and our VoIP telephony service is also competing with Internet-based solutions.

•

Providers of Other Entertainment. Cable systems face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including digital recorders, OTT content providers, such as Netflix, Apple TV, DVD players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service than are available through competitive alternative delivery sources. Our introduction of Club Unlimited, a flat-fee plan offering a rich and varied selection of unlimited, on-demand content, aims to reduce the effect of competition from alternative delivery sources.

•

DSL. The deployment of digital subscriber line technology (“DSL”) provides customers with Internet access at data transmission speeds greater than that available over conventional telephone lines. DSL service provides access speeds that are comparable to low-to-medium speeds of cable-modem Internet access but that decreases with the distance between the DSL modem and the line card.

•

FTTN and FTTH. Fibre to the neighborhood (“FTTN”) technology addresses the distance limitation by bringing the fibre closer to the end user. The last mile is provided by the DSL technology. Fibre to the home (“FTTH”) brings the fibre up to the end user location. The speed is then limited by the end equipment rather than the medium (fibre) itself. It provides speeds comparable to high speeds of cable-modem Internet access. Because of the cost involved with FTTH and FTTN, deployment of these technologies is progressive. The main competition for fixed-line Internet access comes from a provider of DSL and Fibre to the x (FTTx) services.

•

Internet Video Streaming. The continuous technology improvement of the Internet, combined with higher download speeds, contributes to the emergence of alternative technologies such as IPTV digital content (movies, television shows and other video programming) offered on various Internet streaming platforms. While having a positive impact on the demand for our Internet services, this model could adversely impact the demand for our video-on-demand services.

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

•

Direct Broadcast Satellite. DBS is also a competitor to cable systems. DBS delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to cable delivery transmissions. This form of distribution generally provides more channels than some of our television systems and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. Like digital cable distribution, DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.

•

Mobile Telephony Services. With our mobile network, we compete against a mix of participants, some of them being active in some or all the products we offer, while others only offer mobile telephony services in our market. The Canadian incumbents have started the deployment of LTE A networks and this technology is deemed to become an industry standard. As per the Rogers LTE Agreement, we are currently deploying our LTE network and we plan to launch our LTE network in 2014.

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

•

Other Internet Service Providers. In the Internet access business, cable operators compete against other Internet service providers offering residential and commercial Internet access services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high-speed Internet network to competitive Internet service providers at mandated rates.

C-	Regulation

Foreign Ownership Restrictions Applicable under the Telecommunications Act

On June 29, 2012, the Government of Canada’s omnibus budget implementation bill (C-38) received Royal Assent. Included in the bill were provisions to exempt telecommunications companies with less than 10% of total Canadian telecommunications market revenues from foreign investment restrictions under the Telecommunications Act. Companies that are successful in growing their market shares in excess of 10% of total Canadian telecommunications market revenues other than by way of merger or acquisition will continue to be exempt from the restrictions.

Ownership and Control of Canadian Broadcast Undertakings

The Governor in Council, through an Order-in-Council referred to as the Direction to the CRTC (Ineligibility of Non-Canadians), has directed the CRTC not to issue, amend or renew a broadcasting license to an applicant that is a non-Canadian. Canadian, a defined term in the Direction, means, among other things, a citizen or a permanent resident of Canada, a qualified corporation, a Canadian government, a non-share capital corporation of which a majority of the directors are appointed or designated by statute, regulation or specified governmental authorities, or a qualified mutual insurance company, qualified pension fund society or qualified cooperative of which not less than 80% of the directors or members are Canadian. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer (or if there is no chief executive officer, the person performing functions similar to those performed by a chief executive officer) and not less than 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition to the above requirements, Canadians must beneficially own and control, directly or indirectly, not less than 66.6% of the issued and outstanding voting shares and not less than 66.6% of the votes of the parent corporation that controls the subsidiary, and neither the parent corporation nor its directors may exercise control or influence over any programming decisions of the subsidiary if Canadians beneficially own and control less than 80% of the issued and outstanding shares and votes of the parent corporation, if the chief executive officer of the parent corporation is a non-Canadian or if less than 80% of the parent corporation’s directors are Canadian. There are no specific restrictions on the number of non-voting shares which may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting license must not otherwise be controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion. Control is defined broadly in the Direction to mean control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, agreement or arrangement, the ownership of a corporation or otherwise. We are a qualified Canadian corporation.

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

Cable systems with 20,000 customers or fewer and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC on February 15, 2010 (Broadcasting Order CRTC 2009-544). These cable systems are required to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. Pursuant to Decision CRTC 2010-87, we remain with only 8 cable system licenses.

In order to conduct our business, we must maintain our broadcasting distribution undertaking licenses in good standing. Failure to meet the terms of our licenses may result in their short-term renewal, suspension, revocation or non-renewal. We have never failed to obtain a license renewal for any cable systems.

On November 27, 2013 the CRTC issued administrative renewals, until August 31, 2015, for the following cable distribution licenses: Gatineau and surrounding areas (Aylmer, Gatineau, Hull), Montreal, Montreal (West), Québec and Terrebonne.

Distribution of Canadian Content

The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act mandate the types of Canadian and non-Canadian programming services that may be distributed by BDUs, including cable television systems. For example, Canadian television broadcasters are subject to “must carry” rules which require terrestrial distributors, like cable and MDS systems, to carry the signals of local television stations and, in some instances, regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the “must carry” rules is designed to ensure that the signals of local broadcasters reach cable households and enjoy advantageous channel placement. Furthermore, cable operators, DBS operators and MDS operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local and regional television stations, certain specialty channels and pay television channels, and a pay-per-view service, but does not include Category B and Category C digital services.

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

Vertical Integration

In September 2011, the CRTC released Broadcasting Regulatory Policy CRTC 2011-601 (the “Policy”) setting out its decisions on the regulatory framework for vertical integration. Vertical integration refers to the ownership or control by one entity of both programming services, such as conventional television stations or pay and specialty services, as well as distribution services, such as cable systems or DTH satellite services. The Policy: (i) prohibits companies from offering television programs on an exclusive basis to their mobile or Internet subscribers in a manner that they are dependent on the subscription to a specific mobile or retail Internet access service. Any program broadcast on television, including hockey games and other live events, must be made available to competitors under fair and reasonable terms; (ii) allows companies to offer exclusive programming to their Internet or mobile customers provided that it is produced specifically for an Internet portal or a mobile device; and (iii) adopts a code of conduct to prevent anti-competitive behaviour and ensure all distributors, broadcasters and online programming services negotiate in good faith (to protect Canadians from losing a television service during negotiations, broadcasters must continue to provide the service in question and distributors must continue to offer it to their subscribers).

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

Pay-Per-View License

On October 23, 2013, the CRTC published a revised regulatory framework for pay-per-view services. The revised framework simplifies the Commission’s policy and makes it more consistent with the regulatory framework for video-on-demand services, with which pay-per-view services compete. Indigo filed its request for license renewal on February 28, 2014.

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

On July 28, 2009, in Broadcasting Regulatory Policy CRTC 2009-329 entitled “Review of Broadcasting in New Media,” the CRTC set out its determinations in its proceeding on Canadian broadcasting in new media. However, the CRTC did not determine the legal issue as to whether Internet access providers carry on, in whole or in part, “broadcasting undertakings” pursuant to the Broadcasting Act when they provide access to broadcasting through the Internet. Instead, the CRTC stated that it would refer the matter to the Federal Court of Appeal. Hence, the CRTC referred this question to the Federal Court of Appeal for hearing and determination in its Broadcasting Order CRTC 2009-452. On

July 7, 2010, the Federal Court of Appeal determined that ISPs play a “content-neutral role” in the transmission of data and do not carry on broadcasting activities. On February 9, 2012, the Supreme Court of Canada subsequently upheld the Federal Court of Appeal’s decision.

On July 26, 2012, the CRTC amended the Exemption Order for new media broadcasting undertakings. These amendments implement determinations made by the CRTC in regulatory framework relating to vertical integration (Broadcasting Regulatory Policy CRTC 2011-601). As such, the CRTC implemented the following:

•

A “no head start” rule, where the CRTC expects that digital media broadcasting undertakings that intend to provide exclusive access to programming in a manner that restricts access based on a consumer’s specific mobile or retail Internet access service will provide other digital media broadcasting undertakings with appropriate notice in order to allow these undertakings to exercise their options;

•

A provision to preclude undertakings operating under that exemption order from providing exclusive access to programming designed primarily for conventional television, specialty, pay or VOD services in situations where such access to the programming was restricted on the basis of a consumer’s specific mobile or retail Internet access service;

•

A standstill rule whereby an undertaking that was in a dispute with another undertaking concerning the terms of carriage of programming or any right or obligation under the Broadcasting Act would be required to continue providing or distributing the service that was subject to the dispute on the same terms and conditions that prevailed before the dispute; and

•	A dispute resolution mechanism.

Copyright Board Proceedings

Certain copyrights in radio, television, Internet and pay audio content are administered collectively by copyright societies according to tariffs set by the Copyright Board of Canada (the “Copyright Board”). Tariffs set by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively.

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

For the period 2009-2013, the royalties have been set to between $0.48 and $0.98 per customer per month depending on the number of customers receiving the signal. The new tariff has been homologated after negotiation between the industry and collectives. The collective societies are demanding substantive increases for 2014 onwards (more than 7%). The proposed tariff has been opposed.

Royalties for the Transmission of Pay and Specialty Services

In 1989, the Copyright Act (Canada) was amended, in particular, to define copyright as including the exclusive right to “communicate protected works to the public by telecommunication.” Prior to the amendment, it was generally believed that copyright holders did not have an exclusive right to authorize the transmission of works carried on radio and television station signals when these signals were not broadcast but rather transmitted originally by cable television operators to their customers. In 1996, at the request of the Society of Composers, Authors and Music Publishers of

Canada (“SOCAN”), the Copyright Board approved Tariff 17A, which required the payment of royalties by broadcasting distribution undertakings, including cable television operators, that transmit musical works to their customers in the course of transmitting television services on a subscription basis. Through a series of industry agreements, this liability was shared with the pay and specialty programming services.

Royalties for Commercial Television and Specialty Services for Communication to the Public

Tariffs 2A and 17 of the SOCAN require the payment of a royalty to SOCAN by the commercial television stations and by the specialty services in compensation for the right to communicate to the public by telecommunication in Canada the musical works forming part of SOCAN’s repertoire and contained in the audiovisual works broadcast. The tariffs represent a percentage of the gross income of the stations and services. In January 1998, the Copyright Board reduced the applicable rate from 2.1% to 1.9%, and fixed a “modified blanket license”, allowing television stations to “withdraw” from the standard blanket license regarding certain broadcasts.

For the period from 2009 to 2013, SOCAN Tariffs 2A and 17 represent respectively 1.9% of the gross income of the relevant channels, according to the definitions of the applicable regulations, subject to the exceptions and special conditions of application of the Tariffs and to sharing of the fees related to Tariff 17 with the broadcasting distribution undertakings distributing the specialty channels. For the proposed Tariffs 2A and 17 of 2014, which included increases, the proposed rates have been opposed.

Webcasting of SOCAN’s repertoire is governed by Tariff 22 D 1, which represents 1.9% of the gross income coming from this platform, subject to the exceptions and special conditions of application of the Tariff. The proposed increase for 2014 has been opposed.

Royalties for Pay Audio Services

The royalties payable by distribution undertakings for the communication to the public by telecommunication of musical works in SOCAN’s repertoire in connection with the transmission of a pay audio signal other than retransmitted signals are as follows: a monthly fee of 12.35% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 6.175% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system. SOCAN has filed a proposed Pay Audio Tariff for the years 2008 through 2014 that proposes to maintain those rates.

For its part, Re: Sound filed a proposed Pay Audio Tariff for the period 2012-2014 asking for a monthly fee of 15% of the affiliation payments payable by a distribution undertaking for the transmission for private or domestic use of a pay audio signal, or an annual fee of 7.5% of the affiliation payments payable where the distribution undertaking is a small cable transmission system, an unscrambled low power or very low power television station or an equivalent small transmission system. The proposed rates have been opposed.

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

In July 2012, the Supreme Court of Canada issued decisions in five copyright cases in which the court ruled that songwriters and music publishers (represented by SOCAN) are not entitled to royalties for certain downloads and samples. Pursuant to those rulings, the industry has filed a lawsuit seeking a refund of the royalties paid and the annulment of Tariff 24. It is expected that this matter will continue to be litigated.

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

Our AWS licenses were issued on December 23, 2008, for a term of ten years. At a minimum of two years before the end of this term, and any subsequent terms, we may apply for license renewal for an additional license term of up to ten years. AWS license renewal, including whether license fees should apply for a subsequent license term, will be subject to a public consultation process initiated in year eight. Our 700 MHz licenses, for which we were declared the provisional auction winner on February 19, 2014, will have a term of 20 years, beginning on the date at which we have completed payment and eligibility documentation requirements. At the end of this term, we will have a high expectation that new licenses will be issued for a subsequent term through a renewal process unless a breach of license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The process for issuing licenses after this term and any issues relating to renewal, including the terms and conditions of the new licenses, will be determined by the Minister of Industry Canada following a public consultation.

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

On December 2, 2010, the CRTC issued a decision revising the large ILECs’ support structure service rates. Significant increases in rates, retroactive to mid-2009, were approved for some categories of support structures in our operating territory. However, radical changes in rating methodology were rejected. A follow-on proceeding and related negotiations also resulted in users of support structures, including Videotron, agreeing to pay for the use of ancillary structures, namely service poles. We do not expect these changes to have a material impact on our network cost structure.

Right to Access to Municipal Rights-of-Way

Pursuant to sections 42, 43 and 44 of the Telecommunications Act, the CRTC possesses certain construction and expropriation powers related to the installation, operation and maintenance of telecommunication facilities. In the past, most notably in Telecom Decision CRTC 2001-23 (the “Ledcor Decision”), the Commission has used these powers to grant Canadian carriers access to municipal rights-of-way under terms and conditions set out in a municipal access agreement.

On September 23, 2011, the CRTC initiated a public proceeding to consider the development of a model agreement for access by Canadian carriers to municipal rights-of-way, such as street crossings and other municipal property. As part of this proceeding, an ad hoc working group, including representatives from Canadian municipalities and the telecommunication industry, was tasked with developing a model agreement based on the principles established in the Ledcor Decision.

On November 21, 2013, the CRTC issued its ruling in this proceeding in the form of Telecom Decision CRTC 2013-618. This ruling approved a partial model agreement incorporating consensus recommendations from the ad hoc working group on matters such as the use of rights-of-way, permitting practices and the manner of work. At the same time, the Commission declined to rule on a series of non-consensus items including the treatment of incorrectly located equipment, indemnification clauses, the definition of causal costs and the reimbursement of collocation costs. In declining to rule on these items, the CRTC stated its expectation that they be negotiated between individual carriers and municipalities. Should negotiations fail, the Commission retains the power to resolve disputes.

We have outstanding disputes with several Québec municipalities related to the use of municipal rights-of-way. Should these disputes not be resolved to the mutual satisfaction of the parties, and should they be referred to the CRTC for resolution, the outcome of which could have a material impact on Videotron’s costs for municipal access for its wireline facilities.

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

In a decision dated November 15, 2011, the CRTC made substantial changes to the practices that may be employed by incumbent telephone companies and cable operators to bill third parties for the access to and use of their underlying networks. The objective of these changes was to grant third parties greater flexibility to bring pricing discipline, innovation and consumer choice to the retail Internet service market. The new rules, which entered into force on February 1, 2012, required Videotron to replace its former end-user usage-based billing model by a new aggregate capacity-based billing model, for the vast majority of Videotron’s third party customers. On February 21, 2013, the CRTC ruled on a series of disputes related to the new wholesale regime. These rulings did not fundamentally alter the nature of the new regime.

In a notice of consultation issued on October 15, 2013, the CRTC initiated a comprehensive review of wholesale services and associated policies. Among the issues to be considered in this proceeding are whether to extend mandatory wholesale high-speed access services to include fibre-to-the-premises (FTTP) services, or alternatively whether the Commission should forbear from regulating any existing wholesale services, as well as the approaches and principles the Commission relies on to set rates for wholesale services. A public hearing on these matters is scheduled to begin on November 24, 2014 and a ruling is expected by April 2015. As a result of this proceeding, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

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

Regulatory Framework for Mobile Wireless Services

On March 14, 2012, the Government of Canada announced its policy framework for the auction of spectrum in the 700 MHz and 2500 MHz bands, both of which are considered attractive candidates for the deployment of LTE A mobile wireless technology. The policy framework includes several measures intended to sustain competition and robust investment in wireless telecommunications and promote the timely availability of advanced services, including:

•	Foreign investment restrictions have been lifted for companies that initially have a market share of less than 10% of the Canadian telecommunications market.

•	Spectrum caps will be employed in both the 700 MHz and the 2500 MHz auctions to ensure that in each region of Canada no fewer than four operators gain access to prime spectrum.

•	Tower sharing and roaming policies will be improved and extended.

•	Obligations will be imposed on 700 MHz license holders to ensure advanced wireless services are quickly delivered to rural Canadians.

On March 7, 2013, the Government of Canada announced the final rules for the upcoming 700 MHz spectrum auction. In so doing, it acted to maintain the pro-competitive policy framework it had previously announced in March 2012, notably as it relates to the use of spectrum caps and the strengthening of mandatory roaming and tower sharing rules. We participated in the auction and on February 19, 2014 were declared the provisional winner of a package of seven spectrum licenses for a final price of $233.3 million. Eligibility documentation and payment equal to 20% of the final price was submitted to Industry Canada on March 5, 2014. Payment equal to the remaining 80% of the final price must be submitted by April 2, 2014.

On January 10, 2014, the Government of Canada announced the final rules for the upcoming 2500 MHz spectrum auction, which is scheduled to begin on April 14, 2015. We will be studying the detailed auction format and rules in depth and will be setting our auction strategy accordingly. The deadline to participate in the auction is November 27, 2014.

On March 7, 2013, Industry Canada also released the text of its revisions to the mandatory roaming and antenna tower and site sharing rules. These rules were put in place subsequent to the 2008 AWS auction in order to facilitate competitive entry into the wireless sector, among other objectives. Among the revisions that were adopted are: an indefinite extension of the obligation to offer both in-territory and out-of-territory roaming services on commercial terms; measures to improve transparency and information exchange related to tower sharing; and measures to streamline the arbitration process in the event of disputes.

In addition, on June 28, 2013, Industry Canada published its new framework relating to transfers, divisions and subordinate licensing of spectrum licenses for commercial mobile spectrum. The framework sets out a series of considerations and criteria for reviewing license transfers and prospective transfers, while refraining from imposing specific quantitative or other approval thresholds. Among the considerations and criteria are: the current license holdings of the applicants in the licensed area, the overall distribution of holdings in the band and other commercial mobile bands in the licensed area, the availability of alternative spectrum, and the degree to which the applicants have deployed networks. The framework also sets out review procedures and timelines (normally 12 weeks from the time of receipt of all required information) and establishes a definition of “deemed transfers” subject to review. The new framework applies to license transfers and prospective transfers on or after the date of publication, and therefore will apply if and when Videotron exercises its option to sell its Toronto AWS license to Rogers under the Rogers LTE Agreement.

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

The new Wireless Code was published on June 3, 2013 and came into force on December 2, 2013. It includes, among other things, a limit on early cancellation fees to ensure customers can take advantage of competitive offers at least every two years, as well as measures requiring service providers to unlock wireless devices, to offer a trial period for wireless contracts, and to set default caps on data overage charges and data roaming charges.

On December 12, 2013 the CRTC initiated a proceeding to consider whether or not there is a situation of unjust discrimination or undue preference with respect to inter-carrier wireless roaming arrangements in Canada and, if so, what remedies would be appropriate. Initial and reply submissions have been filed on January 29 and February 10, 2014 respectively, and a decision is expected in June 2014. On February 20, 2014, the Commission also initiated a broader proceeding to determine whether the wholesale mobile wireless services market is sufficiently competitive and whether greater regulatory oversight, including mandating access to any existing or potential wholesale mobile wireless service, would be appropriate. In this regard, the Commission will examine the market conditions for wholesale roaming and wholesale tower and site sharing, as well as the market conditions for other wholesale mobile wireless services. A public hearing on these matters is scheduled to begin on September 29, 2014 and a ruling is expected by February 2015.

On December 18, 2013 the Minister of Industry (Canada) announced that the Government will introduce an amendment to the Telecommunications Act that will put a cap on domestic wireless roaming rates, preventing wireless providers from charging other companies more than they charge their own customers for mobile voice, data and text services. This measure will be in place until such time as the CRTC makes a decision on roaming rates. The Minister of Industry (Canada) also announced that the Government will amend both the Telecommunications Act and the Radiocommunication Act to give the CRTC and Industry Canada the option to impose monetary penalties on companies that violate established rules such as the Wireless Code and those related to the deployment of spectrum, services to rural areas and tower sharing.

The remedies or measures that result from the CRTC’s roaming or wholesale wireless proceedings or the Government’s proposed legislative amendments could have an impact on our cost structure for domestic roaming or tower sharing and hence on our competitiveness in the wireless market.

Municipal Siting Processes for Wireless Antenna Systems

On February 28, 2013, the Canadian Wireless Telecommunications Association, of which Videotron is a member, and the Federation of Canadian Municipalities signed a joint protocol on the siting process for wireless antenna systems. The protocol establishes a more comprehensive notification and consultation process than current regulations, and emphasizes the need for meaningful pre-consultation to ensure local land use priorities and sensitivities are fully reflected in the location and design of new antenna systems. Telecommunications carriers have agreed for the first time to notify municipalities of all antennas being installed before their construction, regardless of height, and to undertake full public consultation for towers under 15 meters—whenever deemed necessary by the municipality.

Effective implementation of the joint protocol requires a willingness on the part of both carriers and municipalities to engage in constructive discussions related to antenna siting within the framework of current Industry Canada regulations. Any efforts by municipalities to refrain from constructive discussions or to impose requirements that fall outside of the framework of current Industry Canada regulations could have a material impact on our ability to expand our existing HSPA+ network or to deploy our future LTE network on a timely and cost-effective basis.

On February 5, 2014, the Minister of Industry (Canada) announced that its department will be making changes to the policy guiding the installation of new antenna towers, most notably to require companies to consult communities on all commercial tower installations regardless of height and to ensure residents are well informed of upcoming consultations. While these changes appear to be largely consistent with the joint protocol cited above, the detailed text of the changes is not yet available, and as a result we are not yet able to assess what impact they may have on our ability to gain timely approval for new tower installations.

D- Organizational Structure

Videotron is a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a 75.4% owned subsidiary of Quebecor. The remaining 24.6% of Quebecor Media is owned by a subsidiary of the Caisse de dépôt et de placement du Québec (“CDPQ”), one of Canada’s largest pension fund managers. The following chart illustrates the corporate structure of Videotron as of December 31, 2013, including Videotron’s significant subsidiaries, together with the jurisdiction of incorporation or organization of each entity.

E-	Property, Plants and Equipment

Our corporate offices are located in leased space at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, (187,592 square feet), in the same building as Quebecor Media’s head office. We also own several buildings in Montréal, the largest building of which is located at 2155 Pie IX Street in Montréal (approximately 128,000 square feet). We also own a building located at 150 Beaubien Street in Montréal (approximately 72,000 square feet). We lease approximately 52,000 square feet of office space in a building located at 800 de la Gauchetière Street in Montréal to accommodate staffing growth. We also lease approximately 54,000 square feet in a building located at 4545 Frontenac Street in Montréal and 47,000 square feet in a building located at 888 De Maisonneuve Street in Montréal. In Québec City, we own a building of approximately 40,000 square feet located at 2200 Jean-Perrin Street where our regional headend for the Québec City region is located. We also own or lease a significant number of smaller locations for signal reception sites and customer service and business offices.

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

Compliance with these laws has not had, and management does not expect it to have, a material effect upon our capital expenditures, net income or competitive position. Environmental laws and regulations and the interpretation of such laws and regulations, however, have changed rapidly in recent years and may continue to do so in the future. We have monitored the changes closely and have modified our practices where necessary or appropriate. For example,

Québec’s regulation on the recovery and reclamation of products by enterprises officially came into force on July 13, 2011. This regulation requires us to implement a recycling program or to become member of a program from an organization accredited by Recyc-Québec. Recovery rates are stipulated for different categories of products commercialized by companies to which this regulation applies. Starting in 2015, penalties will be imposed upon those companies which fail to achieve the recovery targets set forth in the regulation and will vary as a function of the amount of products commercialized and the actual recovery rates of the company, with potential penalties reaching up to $600,000 annually and with fines for non-compliance ranging between $5,000 and $250,000.

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

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

FINANCIAL REVIEW

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Management Discussion and Analysis provides information concerning the operating results and financial condition of Videotron Ltd (“Videotron”, the “Corporation”, “we” or “our”). This discussion should be read in conjunction with our consolidated financial statements and accompanying notes. The Corporation’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

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

Due to rounding, minor differences may exist between amounts shown in this MD&A and the consolidated financial statements.

CORPORATE PROFILE

We are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec). We are the largest cable operator in the Province of Québec and the third-largest in Canada, based on the number of cable customers, as well as being a major cable Internet service and telephony services provider in the Province of Québec. Videotron’s primary sources of revenue include: subscriptions for cable television, cable Internet access and cable and mobile telephony services.

TREND INFORMATION

Competition continues to be intense in the cable and alternative multichannel broadcast distribution industry and in the mobile telephony market. Moreover, the significant subscriber growth recorded in past years is not necessarily indicative of future growth due to penetration rates currently reached.

The Corporation requires substantial capital for the upgrade, expansion and maintenance of its network, the launch and expansion of new and additional services to support growth in its customer base and demand for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium term in order to expand and upgrade systems and services, including expenditures relating to advancements in Internet access and high definition television (“HDTV”), as well as the cost of its mobile services’ infrastructure deployment and upgrade.

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

HIGHLIGHTS SINCE DECEMBER 31, 2012

•

During 2013, revenues and ARPU grew by 4.4% and 5.8%, respectively, compared to 2012. Our revenue growth was combined with a solid adjusted operating income margin of 47.4% in 2013, compared with 46.4% for 2012. The operating income performance was driven by the revenue increase and by the Corporation’s capacity to control costs, since purchase of goods and services expenses combined with employee costs, expressed as a percentage of revenues, decreased by 1.0 percentage point to 52.6%.

•

Net additions of 122,700 revenue generating units (RGUs) in 2013 (representing the sum of our cable television, cable Internet, Internet over wireless, cable telephony subscribers, and mobile telephony lines), compared with 221,800 net RGUs added in 2012. Total RGUs were 5,040,000 as of December 31, 2013.

•	We activated 100,700 net new lines on our advanced mobile network, bringing our total mobile customer base to 503,300 activated lines.

•

During 2013, Videotron has reached a new milestone and solidified its position as the Quebec leader in multiplatform TV by signing more than 58,000 customers for its new subscription video-on-demand service, illico Club Unlimited, in less than a year.

•	In 2013, Videotron was ranked the best retailer in the telecommunications industry in Quebec for the third consecutive year by Leger Marketing.

•

On February 19, 2014, Industry Canada announced that the Corporation was the successful bidder for seven 700 MHz spectrum licences in Canada’s four most populous provinces. The operating licences, acquired for $233.3 million, cover the entirety of the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia. They will enable the Corporation to reach more than 80% of Canada’s population, approximately 28 million people. With the high-quality spectrum acquired in this auction, Videotron will be well equipped to develop and expand its wireless network.

•	On December 29, 2013, all of the operating assets and liabilities of Le Superclub Videotron were sold to our parent corporation Quebecor Media.

•

On September 24, 2013, Videotron announced the expansion of its multiplatform offering with the addition of Super Channel to its Illico Digital TV service. Super Channel carries blockbuster films, popular television series and Showtime-exclusive boxing matches. Its vast selection of content is available on illico.tv, illico.tv for tablets (Android and ipad) and illico mobile.

•

On September 5, 2013, Videotron announced plans to launch a new English-language community television channel, MYtv, to serve as a voice and mirror for the Anglophone community in the greater Montréal area. An official application has been filed with the Canadian Radio-television and Telecommunications Commission (“CRTC”).

•

On June 17, 2013, we announced the closing of the offering and sale of 5.625% Senior Notes, maturing on June 15, 2025, in an aggregate principal amount of $400.0 million. The proceeds of this offering were used on July 2, 2013 to finance the early redemption and retirement of US$380.0 million aggregate principal amount of our outstanding 9.125% Senior Notes, issued on April 15, 2008 and maturing in April 2018, and to settle the related hedging contracts.

•	In June 2013, we amended our $575.0 million secured revolving credit facility to extend the maturity date to July 2018 and to amend some of its terms and conditions.

•

On May 31, 2013, we sold our specialized web sites Jobboom and Réseau Contact to our parent corporation Quebecor Media for a total consideration of $65.0 million. On the same day, Quebecor Media announced that Mediagrif Interactive Technologies (“Mediagrif”) and Quebecor Media reached a definitive agreement pursuant to which Mediagrif acquired Jobboom on June 1, 2013, and agreed to acquire Réseau Contact, the latter transaction being subject to technology transfer conditions. The acquisition of Réseau Contact was completed on November 29, 2013.

•

On May 29, 2013, we announced an agreement with Rogers Communications Partnership (“Rogers”) for the cooperation and collaboration in the build-out and operation of a shared LTE wireless network in the Province of Québec and the Ottawa region (the “Rogers LTE Agreement”). We will maintain our business independence, including product and service portfolios, billing systems and customer data. As part of the Rogers LTE Agreement, we will provide each other with services for which we will receive $93.0 million and Rogers will receive $200.0 million, payable over a period of 10 years. In addition to the LTE network build-out and sharing agreement, we have also come to an agreement regarding our unused AWS spectrum in the Greater Toronto Area. We have the option to transfer our Toronto spectrum license to Rogers, subject to regulatory approvals, effective as of January 1, 2014, for an aggregate consideration of $180.0 million.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted operating income, average monthly revenue per user (“ARPU”) and adjusted operating income margin are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

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

Adjusted Operating Income Margin

The Corporation defines adjusted operating income margin as the adjusted operating income expressed as a percentage of revenues under IFRS.

Adjusted Operating Income

The Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain or loss on valuation and translation of financial instruments, gain or loss on debt refinancing, restructuring of operations and other special items, income taxes and discontinued operations. Adjusted operating income as defined above is not a measure of results that is recognized under IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues. In addition, the Corporation uses free cash flows from continuing operating activities to reflect such costs. Measures like adjusted operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below presents a reconciliation of adjusted operating income to net income as presented in our consolidated financial statements. The consolidated income statement data for the three-month periods ended December 31, 2013 and 2012 is derived from the unaudited consolidated statements for such periods not included in this annual report.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the consolidated financial statements

(in millions of dollars)

	Three - month period ended December 31		Twelve - month period ended December 31
	2013	2012	2013	2012	2011

Adjusted operating income	$322.3	$304.8	$1,284.7	$1,203.7	$1,073.5
Amortization	(145.4)	(136.7)	(561.7)	(485.4)	(407.0)
Financial expenses	(41.4)	(44.1)	(174.1)	(179.4)	(161.2)
(Loss) / gain on valuation and translation of financial instruments	(17.2)	(16.2)	(163.7)	75.7	53.9
(Loss) / gain on debt refinancing	–	–	(18.9)	7.6	5.0
Restructuring of operations and other special items	(0.8)	–	(0.7)	(0.5)	(15.1)
Income tax expense	0.7	(10.7)	(29.4)	(115.8)	(105.1)
Discontinued operations	0.3	1.3	40.7	8.1	12.2

Net income	$118.5	$98.4	$376.9	$514.0	$456.2

Analysis of Consolidated Results of Videotron

2013/2012 Year Comparison

Customer Statistics

Cable television services – Our combined customer base for cable television services decreased by 29,900 (1.6%) in 2013 (compared with a decrease of 6,500 (0.3%) in 2012). As of December 31, 2013, our cable network had a household penetration rate (number of subscribers as a proportion of the 2,742,500 total homes passed) of 66.5% compared with 68.7% a year earlier.

•

The number of subscribers to illico Digital TV stood at 1,531,400 at the end of 2013, an increase of 46,800 or 3.2% in 2013 (compared with an increase of 83,800 (6.0%) in 2012). As of December 31, 2013, 83.9% of our cable television customers were subscribers to our illico Digital TV services, compared with 80.0% as of December 31, 2012. As of December 31, 2013, illico Digital TV had a household penetration rate of 55.8%, compared with 55.0% as of December 31, 2012.

•

The customer base for analog cable television services decreased by 76,700 (20.7%) in 2013 (compared with a decrease of 90,300 customers (19.6%) in 2012), mainly as a result of customer migration to illico Digital TV.

Cable Internet access services – The number of subscribers to cable Internet access services stood at 1,418,300 at the end of 2013, an increase of 30,600 (2.2%) in 2013 (compared with an increase of 55,200 (4.1%) in 2012). As of December 31, 2013, cable Internet access services had a household penetration rate of 51.7%, compared with 51.4% as of December 31, 2012.

Cable telephony services – The number of subscribers to cable telephony services stood at 1,286,100 at the end of 2013, an increase of 21,200 (1.7%) in 2013 (compared with an increase of 59,600 (4.9%) in 2012). As of December 31, 2013, the cable telephony services had a household penetration rate of 46.9%, compared with 46.8% as of December 31, 2012.

Mobile telephony services – As of December 31, 2013, 503,300 lines were activated on our mobile telephony network, an increase of 100,700 (25.0%) in 2013 (compared with an increase of 112,000 (38.6%) in 2012).

Table 2

End-of-year customer numbers

(in thousands of customers)

	2013	2012	2011	2010	2009
Cable television:
Analog	293.7	370.4	460.7	592.0	692.9
Digital	1,531.4	1,484.6	1,400.8	1,219.6	1,084.1

Total cable television	1,825.1	1,855.0	1,861.5	1,811.6	1,777.0
Cable Internet	1,418.3	1,387.7	1,332.5	1,252.1	1,170.6
Internet over wireless	7.2	7.1	5.6	2.3	–
Cable telephony	1,286.1	1,264.9	1,205.3	1,114.3	1,014.0
Mobile telephony (in thousands of lines)	503.3	402.6	290.6	136.1	82.8

Revenue generating units (RGU)	5,040.0	4,917.3	4,695.5	4,316.4	4,044.4

2013/2012 Analysis of Results

Revenues: $2,711.8 million, an increase of $114.0 million (4.4%) compared with 2012.

Combined revenues from cable television services increased by $10.9 million (1.0%) to $1,090.3 million. This increase was primarily due to higher set-top box rental revenues, the migration of customers from analog to digital services, increase in pay-per-view and pay television services and an increase in subscribers to our High Definition packages.

Revenues from Internet access services increased by $45.9 million (5.9%) to $818.4 million. The improvement was mainly due to customer growth and increasing sales to third party Internet service providers.

Revenues from cable telephony services increased by $18.9 million (4.2%) to $473.8 million. This increase was mainly due to customer growth and price increases.

Revenues from mobile telephony services increased by $48.9 million (28.5%) to $220.6 million, essentially due to customer growth.

Revenues from business solutions decreased by $1.4 million (2.2%) to $63.5 million.

Revenues from sales of customer premises equipment decreased by $6.9 million (15.9%) to $36.5 million.

Other revenues decreased in 2013 at $8.8 million.

Monthly combined ARPU: $118.03 in 2013, compared with $111.57 in 2012, an increase of $6.46 (5.8%). This growth is mainly explained by an increase in customers subscribing to two or more services and price increases in television, Internet and cable telephony services.

Adjusted operating income: $1,284.7 million in 2013, an increase of $81.0 million (6.7%).

•	This increase was primarily due to:

¡	revenue increase, as detailed above; and

¡	decrease in purchase of goods and services as a percentage of revenues.

Partially offset by:

¡	increase in losses on the sale of mobile devices. The acquisition cost per new subscriber connection on our 4G network is $541.

Purchase of goods and services, expressed as a percentage of revenues: 39.0% in 2013 compared with 39.8% in 2012.

•	Purchase of goods and services expenses as a proportion of revenues decreased, primarily due to:

¡	fixed-cost base, which does not fluctuate in sync with revenue growth;

¡	positive impact resulting from an adjustment to licence fees in order to match the CRTC’s billing period; and

¡	decrease in marketing and distribution expenses.

Employee costs, expressed as a percentage of revenues: stable at 13.7% in 2013 compared with 13.8% in 2012.

Amortization charge: $561.7 million, an increase of $76.3 million (15.7%) compared with 2012.

•	The increase was mainly due to:

¡	increase in fixed assets, mostly related to cable Internet access services and to the modernization of our wireline network; and

¡	amortization of illico Digital TV set-top boxes related to our rental program.

Financial expenses (Primarily comprised of cash interest expense on outstanding debt): $174.1 million, a decrease of $5.3 million (3.0%) compared with 2012.

•	The decrease was mainly due to:

¡	$3.6 million decrease in interest expenses, mainly due to a lower average interest rate on our indebtedness; and

¡	$1.0 million increase in net dividend income from affiliated corporations and parent corporation, due to changes in tax consolidation arrangements.

Gain or loss on valuation and translation of financial instruments: Loss of $163.7 million in 2013, compared with a gain of $75.7 million in 2012.

•	The unfavourable variance of $239.4 million was mainly due to:

¡

the variance in the fair value of early settlement options due to fluctuations in the valuation assumptions, including interest rates and credit premiums implicit in the adjusted prices of the underlying instruments; and

¡	The reversal of the fair value of early settlement options on the Senior Notes redeemed on July 2, 2013.

Income tax expense: $29.4 million (effective tax rate of 8.1%) in 2013, compared with $115.8 million (effective tax rate of 18.6%) in 2012.

•	The decrease of $86.4 million was mainly due to:

¡	$68.9 million related to the decrease in taxable income; and

¡	$18.1 million related to tax consolidation arrangements with our parent corporation and affiliated corporations.

Partially offset by:

¡	$0.6 million related to other non-taxable items, items deductible at a lower future tax rate, and other items.

Restructuring of operations and other special items: $0.7 million expense recorded in 2013 compared with $0.5 million in 2012.

Net income attributable to shareholder: $376.5 million, a decrease of $137.2 million (26.7%).

•	The decrease was mainly due to:

¡	$239.4 million decrease in gain on valuation and translation of financial instruments;

¡	$76.3 million increase in amortization charges; and

¡	$26.5 million unfavourable variances in gain or loss on debt refinancing.

Partially offset by:

¡	$86.4 million decrease in income taxes;

¡	$81.0 million increase in adjusted operating income;

¡	$32.6 million increase in income from discontinued operations; and

¡	$5.3 million decrease in financial expenses.

2012/2011 Year Comparison

Customer Statistics

Cable television services – Our combined customer base for cable television services decreased by 6,500 (0.3%) in 2012 (compared with an increase of 49,900 in 2011). As of December 31, 2012, our cable network had a household penetration rate (number of subscribers as a proportion of the 2,701,200 total homes passed) of 68.7% compared with 70.1% a year earlier. Note that the fourth quarter of 2011 saw the end of over-the-air transmission of analog television signals in Canada.

•

The number of subscribers to illico Digital TV stood at 1,484,600 at the end of 2012, an increase of 83,800 or 6.0% in 2012 (compared with an increase of 181,200 (14.9%) in 2011). As of December 31, 2012, 80.0% of our cable television customers were subscribers to our illico Digital TV services, compared with 75.3% as of December 31, 2011. As of December 31, 2012, illico Digital TV had a household penetration rate of 55.0%, compared with 52.7% as of December 31, 2011.

•

The customer base for analog cable television services decreased by 90,300 (19.6%) in 2012 (compared with a decrease of 131,300 customers (22.2%) in 2011), primarily as a result of customer migration to illico Digital TV.

Cable Internet access services – The number of subscribers to cable Internet access services stood at 1,387,700 at the end of 2012, an increase of 55,200 (4.1%) in 2012 (compared with an increase of 80,400 (6.4%) in 2011). As of December 31, 2012, cable Internet access services had a household penetration rate of 51.4%, compared with 50.1% as of December 31, 2011.

Cable telephony services – The number of subscribers to cable telephony services stood at 1,264,900 as of the end of 2012, an increase of 59,600 (4.9%) in 2012 (compared with an increase of 91,000 (8.2%) in 2011). As of December 31, 2012, the cable telephony services had a household penetration rate of 46.8%, compared with 45.4% as of December 31, 2011.

Mobile telephony services – As of December 31, 2012, 402,600 lines were activated on our mobile telephony network, an increase of 112,000 (38.6%) in 2012 (compared with an increase of 154,500 (113.5%) in 2011).

2012/2011 Analysis of Results

Revenues: $2,597.8 million, an increase of $208.5 million (8.7%) compared with 2011.

Combined revenues from cable television services increased by $66.7 million (6.6%) to $1,079.3 million. This increase was primarily due to price increases, the continued migration of customers from analog to digital services and an increase in subscribers to our high definition packages. These increases were partially offset by higher bundling discounts.

Revenues from Internet access services increased by $74.3 million (10.6%) to $772.5 million. The improvement was mainly due to customer growth, price increases and the migration of customers to high-end packages.

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

Revenues from sales of customer premises equipment decreased by $12.5 million (22.4%) to $43.4 million, mainly due to higher promotional discounts on our customer equipment in 2012.

Other revenues increased in 2012 at $11.2 million.

Monthly combined ARPU: $111.57 in 2012, compared with $103.28 for 2011, an increase of $8.29 (8.0%). This growth is mainly explained by an increase in customers subscribing to two or more services, the upward migration in television and cable Internet access service packages, and price increases for our television and Internet services.

Adjusted operating income: $1,203.7 million in 2012, an increase of $130.2 million (12.1%).

•	This increase was primarily due to:

¡	revenue increase, as detailed above.

Partially offset by:

¡	increases in call centre and marketing costs, to support our growth; and

¡	increase in operating expenses related to the deployment of our 4G network.

Purchase of goods and services, expressed as a percentage of revenues: 39.8% in 2012 compared with 41.6% in 2011.

•	Purchase of goods and services expenses as a proportion of revenues decreased, primarily due to:

¡	fixed-cost base, which does not fluctuate in sync with revenue growth; and

¡

increase in residential, multi-unit and commercial customers subscribing to two or more services. As of December 31, 2012, 79% of our customers were bundling two services or more, compared with 76% as of December 31, 2011.

Partially offset by:

¡	increase in operating expenses related to the deployment of our 4G network; and

¡	increases in call centre and marketing costs, to support our growth.

Employee costs, expressed as a percentage of revenues: 13.9% in 2012 compared with 13.4% in 2011.

•	Employee costs as a proportion of revenues increased, primarily due to:

¡	increase in pension plan costs.

Amortization charge: $485.4 million, an increase of $78.4 million (19.3%) compared with 2011.

•	The increase was mainly due to:

¡	amortization of our 4G network related fixed assets as deployment continued in late 2011 and 2012;

¡	increase in acquisition of fixed assets, mostly related to telephony and cable Internet access services and to the modernization of our wireline network; and

¡	amortization of illico Digital TV set-top boxes related to our rental program.

Financial expenses (Primarily comprised of cash interest expense on outstanding debt): $179.4 million, an increase of $18.2 million (11.3%) compared with 2011.

•	The increase was mainly due to:

¡	$15.9 million increase in interest expenses, due to higher indebtedness;

¡	$1.4 million increase in net interest cost on defined benefit plans;

¡

$1.3 million increase in amortization of financing costs and long-term debt premium or discount, as a result of the incremental financing fees incurred on new indebtedness and the retirement of long-term debt subject to premium amortization; and

¡	$1.1 million increase in loss on foreign currency translation on current monetary items.

Partially offset by:

¡	$0.6 million increase in net dividend income from affiliated corporations and parent corporation, due to changes in tax consolidation arrangements; and

¡	$0.9 million increase in other interest revenues.

Gain on valuation and translation of financial instruments: $75.7 million in 2012, compared with $53.9 million in 2011, a favourable variance of $21.8 million.

•	The variance was essentially due to a favourable change in the fair value of early settlement options as a result of interest rate and credit premium fluctuations.

Income tax expense: $115.8 million (effective tax rate of 18.6%) in 2012, compared with $105.1 million (effective tax rate of 19.1%) in 2011.

•	The increase of $10.7 million was mainly due to:

¡	$20.6 million related to the increase in taxable income; and

¡	$6.5 million related to other non-taxable items, items deductible at a lower future tax rate, and other items.

Partially offset by:

¡	$9.3 million related to a lower domestic statutory tax rate; and

¡	$7.0 million related to tax consolidation arrangements with our parent corporation and affiliated corporations.

Restructuring of operations and other special items: $0.5 million expense recorded in 2012 compared with $15.1 million in 2011.

•	This favourable variance is mainly explained by charges of $14.8 million in 2011, related to the migration of pre-existing Mobile Virtual Network Operator (“MVNO”) subscribers to our 4G network.

Net income attributable to shareholder: $513.8 million, an increase of $57.7 million (12.7%).

•	The increase was mainly due to:

¡	$130.2 million increase in adjusted operating income;

¡	$21.8 million increase in gain on valuation and translation of financial instruments;

¡	$14.6 million decrease in restructuring expense; and

¡	$2.6 million increase in gain on debt refinancing.

Partially offset by:

¡	$78.4 million increase in amortization charges;

¡	$18.2 million increase in financial expenses;

¡	$10.7 million increase in income taxes; and

¡	$4.1 million decrease in income from discontinued operations.

2013/2012 Fourth Quarter Comparison

Customer statistics

Cable television – The combined customer base for cable television services decreased by 5,300 (0.3%) in the fourth quarter of 2013 (compared with an increase of 2,100 (0.1%) in the fourth quarter of 2012).

•

The number of subscribers to illico Digital TV stood at 1,531,400 at the end of the fourth quarter of 2013, an increase of 13,800 (0.9%) during the quarter (compared with an increase of 26,800 (1.8%) in the fourth quarter of 2012).

•

The customer base for analog cable television services decreased by 19,100 (6.1%) in the fourth quarter of 2013 (compared with a decrease of 24,700 customers (6.3%) in the fourth quarter of 2012) primarily as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,418,300 at the end of the fourth quarter of 2013, an increase of 10,100 (0.7%) in the quarter (compared with an increase of 18,100 (1.3%) during the fourth quarter of 2012).

Cable telephony service – The number of subscribers to cable telephony services stood at 1,286,100 at the end of the fourth quarter of 2013, an increase of 4,900 (0.4%) in the quarter (compared with an increase of 15,200 (1.2%) in the same quarter of 2012).

Mobile telephony service – As of December 31, 2013, 503,300 lines were activated on our mobile telephony service, an increase of 25,300 (5.3%) in the quarter (compared with an increase of 24,300 (6.4%) in the same quarter of 2012).

2013/2012 Fourth Quarter Analysis of Results

Revenues: $693.2 million, an increase of $24.5 million (3.7%) compared with the fourth quarter of 2012.

Combined revenues from cable television services increased by $1.9 million (0.7%) to $276.3 million. This growth was primarily due to price increases, higher set-top box rental revenues, the migration of customers from analog to digital services, and an increase in subscribers to our High Definition packages.

Revenues from Internet access services increased by $14.3 million (7.3%) to $209.9 million. The improvement was mainly due to price increases, average customer growth, the success of illico Club Unlimited introduced in the first quarter of 2013 and increasing sales to third party Internet service providers.

Revenues from cable telephony service increased by $2.5 million (2.1%) to $118.7 million. This increase was mainly due to customer growth and price increases.

Revenues from mobile telephony services increased by $11.4 million (23.7%) to $59.6 million, essentially due to customer growth.

Revenues from business solutions decreased by $0.3 million (2.1%) to $15.8 million.

Revenues from sales of customer premises equipment decreased by $4.3 million (28.4%) to $10.7 million, mainly due to higher promotional discounts on our customer equipment in the quarter.

Other revenues remained stable in the fourth quarter at $2.2 million.

Monthly combined ARPU: $121.22 in the fourth quarter of 2013, compared with $114.02 in the same period of 2012, an increase of $7.20 (6.3%). This growth is mainly explained by an increase in customers subscribing to two or more services and price increases in television, Internet and cable telephony services.

Adjusted operating income: $322.3 million in the fourth quarter of 2013, an increase of $17.5 million (5.7%) compared to 2012.

•	This increase was primarily due to:

¡	revenue increase, as detailed above; and

¡	decrease in purchase of goods and services as a percentage of revenues.

Partially offset by:

¡	increase in losses on the sale of mobile customer equipment. The acquisition cost per new subscriber connection on our 4G network is $541.

Purchase of goods and services, expressed as a percentage of revenues: Stable at 39.9% in 2013 compared with 40.2% in 2012.

Employee costs, expressed as a percentage of revenues: 13.6% in 2013 compared with 14.3% in 2012.

•	Employee costs as a proportion of revenues decreased, primarily due to:

¡	decrease in fringe benefit costs.

Amortization charge: $145.4 million, an increase of $8.7 million (6.4%) compared with 2012.

•	The increase was mainly due to:

¡	increase in fixed assets, mostly related to cable Internet access services and to the modernization of our wireline network; and

¡	amortization of illico Digital TV set-top boxes related to our rental program.

Financial expenses (Primarily comprised of cash interest expense on outstanding debt): $41.4 million in 2013, a decrease of $2.7 million (6.1%) compared with 2012.

•	The decrease was mainly due to:

¡	$3.3 million decrease in interest expenses, mainly due to a lower average interest rate on our indebtedness.

Partially offset by:

¡	$0.5 million increase in loss on foreign currency translation of short-term monetary items.

Gain or loss on valuation and translation of financial instruments: $17.2 million loss in the fourth quarter of 2013, compared with a $16.2 million loss in the same quarter of 2012, an unfavourable variance of $1.0 million.

•

The negative variance was mainly due to the variance in the fair value of early settlement options due to fluctuations in the valuation assumptions, including interest rates and credit premiums implicit in the adjusted prices of the underlying instruments.

Income tax expense: $0.7 million recovery (effective tax rate of -0.6%) in the fourth quarter of 2013, compared with $10.7 million expense (effective tax rate of 9.9%) in the same quarter of 2012.

•	The favourable variance of $11.4 million was mainly due to:

¡	$15.1 million related to tax consolidation arrangements with our parent corporation and affiliated corporations.

Partially offset by:

¡	$2.6 million related to the increase in taxable income; and

¡	$1.1 million related to other non-taxable items, items deductible at a lower future tax rate, and other items.

Net income attributable to shareholder: $118.4 million, an increase of $20.1 million (20.5%).

•	The increase was mainly due to:

¡	$17.5 million increase in adjusted operating income;

¡	$11.4 million decrease in income taxes expense; and

¡	$2.7 million decrease in financial expenses.

Partially offset by:

¡	$8.7 million increase in amortization charges;

¡	$1.0 million increase in loss on valuation and translation of financial instruments;

¡	$1.0 million decrease in income from discontinued operations; and

¡	$0.8 million increase in restructuring of operations and other special items.

CASH FLOW AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as an analysis of our financial position as of the balance sheet date. This section should be read in conjunction with the discussions on trends under “Trend Information” above and on the Corporation’s financial risks under “Financial Instruments and Financial Risk Management” below.

Operating activities

2013 Financial Year

Cash flows provided by operating activities: $1,058.3 million in 2013, compared with $1,147.8 million in 2012, a decrease of $89.5 million (7.8%).

•	The decrease was mainly due to:

¡

$136.2 million unfavourable variance in non-cash balances related to operations, mainly due to a $26.1 million increase in inventories, and a $129.2 million decrease in accounts payable and accrued charges; partially offset by a $18.8 million increase in income taxes payable; and

¡	$38.4 million increase in current income tax expenses.

Partially offset by:

¡	$81.0 million increase in adjusted operating income; and

¡	$6.4 million decrease in cash financial expense, due to a lower average interest rate on our indebtedness.

Working capital: Negative $196.2 million as of December 31, 2013, compared with negative $242.9 million as of December 31, 2012. The difference mainly reflects an increase in cash and cash equivalents and a decrease in accounts payable and accrued charges; partially offset by the reclassification to short-term liabilities of derivative financial instruments due in January 2014 and an increase in income taxes payable.

2012 Financial Year

Cash flows provided by operating activities: $1,147.8 million in 2012, compared with $892.5 million in 2011, an increase of $255.3 million (28.6%).

•	The increase was mainly due to:

¡	$130.2 million increase in adjusted operating income;

¡

$189.1 million favourable variance in non-cash balances related to operations, mainly due to a $17.4 million decrease in accounts receivable; a $12.4 million increase of the net variation in accounts receivable and payable to affiliated corporations; a $53.9 million decrease in inventories; a $67.8 million increase in accounts payable; and a $63.6 million increase in income taxes payable; partially offset by a $24.7 million decrease in deferred revenues and $1.3 million variation in other assets and liabilities;

¡	$14.6 million decrease in the cash portion of charges related to restructuring of operations; and

¡	$2.2 million favourable variance in other items.

Partially offset by:

¡	$64.1 million increase in current income tax expenses; and

¡	$15.7 million increase in cash financial expense.

Working capital: Negative $242.9 million as of December 31, 2012, compared with negative $194.3 million as of December 31, 2011. The difference mainly reflects the impact of the decrease in inventories, the increase in net amounts payable to affiliated corporations, the increase in income taxes payable, and the increase in accounts payable and accrued charges, partially offset by an increase in cash and cash equivalents.

Investing Activities

2013 Financial Year

Additions to fixed assets: $546.8 million in 2013, compared with $670.2 million in 2012. The variance is mainly due to a reduction in overall expenditures on network infrastructure following the significant investments made in previous years.

Additions to intangible assets: $51.7 million in 2013, compared with $75.6 million in 2012.

Net proceeds from business disposal: $50.3 million in 2013 from the disposal of our specialized web sites Jobboom and Réseau Contact.

2012 Financial Year

Additions to fixed assets: $670.2 million in 2012, compared with $725.2 million in 2011. The variance is mainly due to lower investments in our 4G network in 2012 compared to 2011, since the roll-out was substantially completed.

Additions to intangible assets: $75.6 million in 2012, compared with $70.8 million in 2011.

Financing Activities

2013 Financial Year

Consolidated debt (long-term debt plus bank borrowings): $272.0 million increase in 2013.

•	Summary of debt increases in 2013:

¡

issuance, on June 17, 2013, of $400.0 million aggregate principal amount of Senior Notes for net proceeds of $394.8 million, net of financing fees of $5.2 million. The Notes bear interest at 5.625% per annum and mature on June 15, 2025;

¡	$111.1 million unfavourable impact of exchange rate fluctuations; and

¡

$164.4 million increase in debt due to an unfavourable variance in the fair value of early redemption options, resulting mainly from fluctuations in the valuation assumptions, including interest rate and credit premium implicit in the adjusted prices of the underlying instruments, in addition to the elimination of the early redemption option of the 9.125% Senior Notes that were redeemed on July 2, 2013.

•	Summary of debt reductions during the same period:

¡	redemption and retirement on July 2, 2013 of US$380.0 million aggregate principal amount of 9.125% Senior Notes due in April 2018; and

¡	repayment of $10.7 million of borrowings under a bank credit facility.

Assets and liabilities related to derivative financial instruments: Net liability of $163.9 million as of December 31, 2013, compared with a net liability of $231.2 million as of December 31, 2012. This $67.3 million favourable variance was due primarily to the favourable net impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments partially offset by the unwinding of hedging contracts in an asset position in connection with the redemption on July 2, 2013 of US$380.0 million aggregate principal amount of our outstanding 9.125% Senior Notes.

Dividends: Net decrease of $398.1 million in cash distributions to our parent corporation in 2013 compared with 2012.

2012 Financial Year

Consolidated debt (long-term debt plus bank borrowings): $270.0 million increase in 2012.

•	Summary of debt increases in 2012:

¡

issuance, on March 14, 2012, of US$800.0 million aggregate principal amount of Senior Notes for net proceeds of $787.6 million, net of financing fees of $11.9 million. The Notes bear 5.0% interest and mature on July 15, 2022.

•	Summary of debt reductions during the same period:

¡	redemption and retirement in March 2012 of all of 6.875% Senior Notes due in January 2014, in an aggregate principal amount of US$395.0 million;

¡	$74.4 million decrease in debt due to a favourable variance in the fair value of embedded derivatives, resulting mainly from interest rate and credit premium fluctuations;

¡	$33.3 million favourable impact of exchange rate fluctuations;

¡	$16.2 million decrease due to write-off of the fair value adjustment related to hedged interest rate risk in relation with the repayment of our 6.875% Senior Notes due in January 2014; and

¡	repayment of $10.7 million of borrowings under a bank credit facility.

Assets and liabilities related to derivative financial instruments: Net liability of $231.2 million as of December 31, 2012, compared with a net liability of $219.0 million as of December 31, 2011. This $12.2 million unfavourable variance was due primarily to the unfavourable net impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments, and the new cross-currency interest rate swaps used to hedge the foreign currency risk exposure under our new U.S. dollar-denominated 5.0% Senior Notes due 2022.

Dividends: Net increase of $620.0 million in cash distributions to our parent corporation in 2012 compared with 2011.

Financial Position as of December 31, 2013

Net available liquid assets: $895.8 million for the Corporation and its wholly owned subsidiaries, consisting of $320.8 million in cash and cash equivalents and $575.0 million in unused availabilities under credit facilities. See “Results of 700 MHz spectrum auction” below for information about the issuance of a letter of credit to Industry Canada, which has not been considered in the calculation of the Corporation’s net available liquidity.

Uses of Liquidity and Capital Resources

Our principal liquidity and capital resource requirements consist of:

•

capital expenditures to maintain and upgrade our network in order to support the growth in our customer base and the launch and expansion of new or additional services, including the expansion and upgrade of our wireless network;

•	servicing and repayment of debt;

•	tax consolidation arrangements; and

•	distributions to our shareholder.

Capital expenditures: $598.5 million in 2013, a decrease of $147.4 million (19.8%) compared with 2012.

•	The decrease was mainly due to:

¡	The reduction in overall capital expenditures on network infrastructure following the significant investments made in previous years.

Table 3

Additions to fixed and intangible assets

(in millions of dollars)

	2013	2012	2011
Customer premises equipment	$231.5	$247.1	$201.2
Scalable infrastructure	162.2	235.6	324.5
Line extensions	52.9	54.5	55.5
Upgrade/rebuild	66.1	107.0	121.3
Support capital and other	85.8	101.7	93.5

Total additions to fixed and intangible assets	$598.5	$745.9	$796.0

Consolidated long-term debt (long-term debt plus bank borrowings): $2,399.1 million as of December 31, 2013, an increase of $272.0 million; $67.3 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of December 31, 2013, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 4

Mandatory debt repayments on Videotron’s long-term debt

Year ending December 31

(in millions of dollars)

2014	$10.7
2015	196.7
2016	10.7
2017	10.7
2018	358.7
2019 and thereafter	1,851.0

Total	$2,438.5

The weighted average term of Videotron’s consolidated debt was approximately 6.9 years as of December 31, 2013 (6.8 years as of December 31, 2012). The debt consisted of approximately 83.6% fixed-rate debt (83.1% as of December 31, 2012) and 16.4% floating-rate debt (16.9% as of December 31, 2012).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our wireline and 4G wireless network, working capital, interest payments, debt repayments, pension plan contributions, and dividends in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries.

Servicing and Repayment of Debt: Cash interest payments of $168.4 million in 2013, an increase of $3.4 million compared with 2012.

Purchase of Shares of Quebecor Media and Servicing of Subsidiary Subordinated Loan: Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into certain transactions described below that have the effect of using tax losses within the Quebecor Media group.

Tax Consolidation Arrangements with the Parent Corporation: On September 20, 2013, the Corporation contracted a subordinated loan of $3.25 billion from Quebecor Media Inc., bearing interest at a rate of 10.75%, payable every six months on June 20 and December 20, and maturing on September 20, 2043. On the same day, the Corporation invested the total proceeds of $3.25 billion into 3,250,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On December 27, 2013, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 2,600,000 preferred shares, Series B, for a total cash consideration of $2.6 billion, including cumulative dividends of $5.4 million. On the same day, the Corporation used the total proceeds of $2.6 billion to repay part of its subordinated loan contracted from Quebecor Media Inc.

Tax Consolidation Arrangements with Affiliated Corporations: On October 31, 2012, Vidéotron Infrastructures inc., a wholly owned subsidiary of the Corporation, issued a subordinated loan of $800.0 million to Le Superclub Vidéotron Ltée, now a wholly owned subsidiary of Quebecor Media Inc., bearing interest at a rate of 11.00% payable every 6 months on June 20 and December 20 and maturing on October 31, 2027. On the same day, Vidéotron Infrastructures inc. issued 800,000 redeemable preferred shares, Class G to Le Superclub Vidéotron Ltée for a total cash consideration of $800.0 million. These shares carry the right to receive an annual dividend of 11.25%, payable semi-annually.

On January 21, 2013, Vidéotron Infrastructures inc. redeemed from Le Superclub Vidéotron Ltée 720,000 preferred shares, Class G, for a total cash consideration of $720.0 million, including cumulative dividend of $7.1 million. On the same day, Le Superclub Vidéotron Ltée used the total proceeds of $720.0 million to repay a portion of the subordinated loan contracted from Vidéotron Infrastructures Inc.

On October 18, 2013, Vidéotron Infrastructures inc. redeemed from Le Superclub Vidéotron Ltée 80,000 preferred shares, Class G, for a total cash consideration of $80.0 million, including cumulative unpaid dividend of $3.0 million. On the same day, Le Superclub Vidéotron Ltée used the total proceeds of $80.0 million to repay the outstanding portion of the subordinated loan contracted from Vidéotron Infrastructures Inc.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries, on terms equivalent to those that prevail on an arm’s length basis and accounted for at the consideration agreed between parties.

Distributions to our shareholder: There were no dividends paid to our shareholder, Quebecor Media, in the fourth quarter of 2013, compared with total cash distributions of $265.0 million in the same period of 2012. For the year ended December 31, 2013, we paid $361.9 million in dividends to our shareholder, compared with total cash distributions of $760.0 million in 2012. We expect to make cash distributions to our shareholder in the future, as determined by our Board of Directors, and within the limits set by the terms of our indebtedness and applicable laws.

Results of 700 MHz spectrum auction: On February 19, 2014, Industry Canada announced that the Corporation was the successful bidder for seven 700 MHz spectrum licences in Canada’s four most populous provinces. The operating licences, acquired for $233.3 million, cover the entirety of the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia. They will enable the Corporation to reach more than 80% of Canada’s population, approximately 28 million people. The 700 MHz band, by its ability to penetrate walls, an important advantage in urban areas, and its long range in remote regions, makes it the ideal band for the development of next-generation networks, including LTE.

In November 2013, prior to the commencement of the spectrum auction on January 14, 2014, the Corporation issued a letter of credit to Industry Canada. Under Industry Canada’s published rules respecting disclosure, it is strictly forbidden for the Corporation to reveal the amount of this letter of credit. Videotron’s net available liquidity as reported under “Financial Position” above has not been reduced by the amount of this letter of credit.

Analysis of Consolidated Balance Sheets as of December 31, 2013

Table 5

Consolidated Balance Sheets of Videotron

Analysis of significant variances between December 31, 2013 and December 31, 2012

(in millions of dollars)

	December 31, 2013	December 31, 2012	Variance	Variance detail

Assets

Cash and cash equivalents	$322.5	$163.2	$159.3	Cash inflows provided by operating activities less outflows related to investing and financing activities

Investments	2,280.0	1,630.0	650.0	Investment in preferred shares of an affiliated corporation for tax consolidation purposes

Fixed assets	2,908.1	2,831.0	77.1	Additions of fixed assets related to our network and illico set-top boxes, net of amortization

Intangible assets	624.1	681.9	(57.8)	Amortization of AWS spectrum licences, partially offset by additions of software and licences

Goodwill	429.3	448.8	(19.5)	Sale of the specialized websites CGU

Subordinated loan to affiliated corporation	–	800.0	(800.0)	Decrease in subordinated loan to an affiliated corporation for tax consolidation purposes

Liabilities

Accounts payable and accrued charges	408.6	460.5	(51.9)	Impact of current variances in activity

Income taxes payable	84.5	29.0	55.5	Impact of current income tax expense

Long-term debt, including short-term portion	2,399.1	2,127.1	272.0	See “Financing Activities” above

Subordinated loan from parent corporation	2,280.0	1,630.0	650.0	Increase in loan from parent corporation for tax consolidation purposes

Redeemable preferred shares	–	800.0	(800.0)	Redemption of preferred shares for tax consolidation purposes

Derivative financial instruments(1)	163.9	231.2	(67.3)	See “Financing Activities” above

Deferred income taxes	492.1	527.1	(35.0)	Decrease in temporary differences mainly related to derivative financial instruments

Other liabilities	53.0	115.2	(62.2)	Decrease in the liability related to defined benefit pension plans due to a defined benefit plan re-measurement

[1]	Current and long-term liabilities less long-term assets

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As of December 31, 2013, our material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments.

Table 6 below shows a summary of our contractual obligations.

Table 6

Contractual obligations of the Corporation

Payments due by period as of December 31, 2013

(in millions of dollars)

	Total	Less than 1 year	1- 3 years	3- 5 years	5 years or more

Contractual obligations[1]
Accounts payable and accrued charges	$408.6	$408.6	$–	$–	$–
Amounts payable to affiliated corporations	38.3	38.3	–	–	–
Bank credit facility	48.2	10.7	21.4	16.1	–
6 3/8% Senior Notes due December 15, 2015	186.0	–	186.0	–	–
9 1/8% Senior Notes due April 15, 2018	353.4	–	–	353.4	–
7 1/8% Senior Notes due January 15, 2020	300.0	–	–	–	300.0
6 7/8% Senior Notes due July 15, 2021	300.0	–	–	–	300.0
5% Senior Notes due July 15, 2022	850.9	–	–	–	850.9
5 5/8% Senior Notes due June 15, 2025	400.0	–	–	–	400.0
Interest payments[2]	1,146.6	134.0	317.6	278.3	416.7
Derivative financial instruments[3]	145.8	119.7	20.0	57.4	(51.3)
Lease commitments	174.7	34.6	45.0	32.4	62.7
Services and capital equipment commitments	323.5	62.4	79.2	63.2	118.7

Total contractual cash obligations	$4,676.0	$808.3	$669.2	$800.8	$2,397.7

[1]

Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation; the proceeds of which are used to invest in Preferred Shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

[2]	Estimate of interest to be paid on long-term debt is based on hedged and unhedged interest rates and hedged foreign exchange rates as of December 31, 2013.

[3]	Estimated future disbursements, net of receipts, on derivative financial instruments related to foreign exchange hedging.

Related Party Transactions

In addition to the related party transactions disclosed elsewhere in this annual report, the Corporation entered into the following transactions with affiliated corporations and the parent corporation. These transactions were accounted for at the consideration agreed between parties:

Table 7

Related party transactions

(in millions of dollars)

	2013	2012	2011
Ultimate parent and parent corporation:
Revenues	$0.5	$0.6	$0.6
Purchase of goods and services	8.5	6.5	6.7
Operating expenses recovered	(4.2)	(1.2)	(2.0)

Affiliated corporations:
Revenues	11.0	13.1	12.6
Purchase of goods and services	73.2	75.6	59.8
Operating expenses recovered	(3.4)	(2.5)	(3.6)

Off-Balance Sheet Arrangements

Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

•	Operating Leases

The Corporation has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. As of December 31, 2013, the maximum exposure with respect to these guarantees was $17.0 million and no liability has been recorded in the consolidated balance sheet. The Corporation has not made any payments relating to these guarantees in prior years.

•	Business and asset disposals

In the sale of of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Corporation may indemnify against claims related to the past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Corporation has not accrued any amount with respect of these items in the consolidated balance sheets.

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

•	Guarantees Related to our Bank Credit Facilities

The bank credit facilities provide for a $575.0 million secured revolving credit facility that matures in July 2018 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance rate, Canadian prime rate or U.S. prime rate, plus a margin, depending on the Corporation’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate plus a margin. The bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and most of its wholly owned subsidiaries. As of December 31, 2013, the bank credit facilities of the Corporation were secured by assets with a carrying value of $7,013.7 million ($6,206.2 million in 2012). The bank credit facilities contain covenants such as maintaining certain financial ratios, limitations on the Corporation’s ability to incur additional indebtedness, pay dividends and make other distributions. On October 29, 2013, the Corporation filed a letter of credit with Industry Canada which reduced the Corporation’s availability on the revolving credit facility as of December 31, 2013 (see “Financial Position as of December 31, 2013 - Results of 700 MHz spectrum auction”). As of December 31, 2012, no amount was drawn on the revolving credit facility. As of December 31, 2013, $48.2 million ($58.9 million in 2012) was outstanding on the secured export financing facility.

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

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Description of Derivative Financial Instruments

Table 8

Foreign exchange forward contracts as of December 31, 2013

(in millions of dollars)

Maturity	Canadian dollar average exchange rate per one U.S. dollar	Notional amount sold		Notional amount bought
Less than 1 year	1.0454		$85.6	US$	81.9
2014[1]	1.0151	US$	395.0		$401.0

Table 9

Cross-currency interest rate swaps as of December 31, 2013

(in millions of dollars)

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in Canadian dollars	Canadian dollar exchange rate on interest and capital payments per one U.S. dollar
5.000% Senior Notes due 2022[1]	2003 to 2014	US$	200.0	Bankers’ acceptances 3 months + 2.73%	1.3425
5.000% Senior Notes due 2022[1]	2004 to 2014	US$	60.0	Bankers’ acceptances 3 months + 2.80%	1.2000
5.000% Senior Notes due 2022[1]	2003 to 2014	US$	135.0	7.66%	1.3425
6.375% Senior Notes due 2015	2005 to 2015	US$	175.0	5.98%	1.1781
9.125% Senior Notes due 2018	2008 to 2018	US$	75.0	9.64%	1.0215
9.125% Senior Notes due 2018	2009 to 2018	US$	260.0	9.12%	1.2965
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016

[1]

The Corporation initially entered into these cross-currency rate swaps to hedge the foreign currency risk exposure under its 6.875% Senior Notes due 2014 redeemed in 2012. These swaps are now used to set in Canadian dollars all coupon payments through 2014 on US$543.1 million of notional amount under its 5.00% Senior Notes due 2022 issued on March 14, 2012. In conjunction with the repurposing of these swaps, the Corporation has entered into US$395.0 million offsetting foreign exchange forward contracts in order lock-in the value of its hedging position related to the January 15, 2014 notional exchange.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The gain or loss on valuation and translation of financial instruments for the years ended December 31, 2013, 2012 and 2011 is summarized in the following table.

Table 10

Loss (gain) on valuation and translation of financial instruments

(in millions of dollars)

	2013	2012	2011
Loss (gain) on embedded derivatives	$97.4	$(80.6)	$(56.7)
Loss on reversal of embedded derivatives upon debt redemption	67.0	6.3	2.3
Loss (gain) on derivative financial instruments for which hedge accounting is not used	0.4	(1.4)	–
Gain on the ineffective portion of cash flow hedges	(1.1)	–	–
Loss on the ineffective portion of fair value hedges	–	–	0.5

	$163.7	$(75.7)	$(53.9)

A loss of $25.0 million was recorded under other comprehensive income in 2013 in relation to cash flow hedging relationships (gain of $18.9 million in 2012 and gain of $1.2 million in 2011).

Fair value of financial instruments

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

The fair value of derivative financial instruments recognized on the consolidated balance sheet is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2013 and 2012 are as follows:

Table 11

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	2013		2012
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(2,438.5)	$(2,474.2)	$(2,333.0)	$(2,484.0)
Derivative financial instruments[2]
Early settlement options	11.8	11.8	178.2	178.2
Foreign exchange forward contracts[3]	1.8	1.8	0.2	0.2
Cross-currency interest rate swaps[3]	(165.7)	(165.7)	(231.4)	(231.4)

[1]	The carrying value of long-term debt excludes embedded derivatives and financing fees.

[2]	The fair value of the derivative financial instruments designated as hedges is in a liability position of $93.8 million as of December 31, 2013 ($165.8 million as of December 31, 2012).

[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

Credit Risk Management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2013, no customer balance represented a significant portion of the Corporation’s consolidated accounts receivable. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $15.7 million as of December 31, 2013 ($16.6 million as of December 31, 2012). As of December 31, 2013, 8.6% of accounts receivable were 90 days past their billing date (9.2% as of December 31, 2012).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2013 and 2012:

Table 12

Changes in Allowance for Doubtful Accounts

(in millions of dollars)

	2013	2012

Balance as of beginning of year	$16.6	$11.0
Charged to income	36.9	31.3
Utilization	(37.8)	(25.7)

Balance as of end of year	$15.7	$16.6

The Corporation believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Corporation does not believe that it is exposed to an unusual level of customer credit risk.

As a result of its use of derivative financial instruments, the Corporation is exposed to the risk of non-performance by a third party. When the Corporation enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Corporation’s risk management policy and are subject to concentration limits. These credit ratings and concentration limits are monitored on an ongoing basis but at least quarterly.

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 6.9 years as of December 31, 2013 (6.8 years as of December 31, 2012).

Market Risk

Market risk is the risk that changes in market prices due to foreign exchange rates and/or interest rates will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign Currency Risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2013, to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures and to lock-in the value of certain derivative financial instruments through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a Canadian dollar per one U.S. dollar:

Table 13

Estimated Sensitivity of Variances in Year-end Exchange Rate

(in millions of dollars)

Increase (decrease)	Income	Other comprehensive income
Increase of $0.10
U.S.-dollar-denominated accounts payable	$(0.8)	$–
Gain on valuation and translation of financial instruments and derivative financial instruments	0.9	25.1
Decrease of $0.10
U.S.-dollar-denominated accounts payable	0.8	–
Gain on valuation and translation of financial instruments and derivative financial instruments	(0.9)	(25.1)

Interest Rate Risk

The Corporation’s revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) Canadian prime rate and (iii) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into various cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure due to changes in interest rates. As of December 31, 2013, after taking into account the hedging instruments, long-term debt was comprised of 83.6% fixed rate debt (83.1% in 2012) and 16.4% floating rate debt (16.9% in 2012).

The estimated sensitivity on interest payments of a 100 basis point variance in the year-end Canadian Banker’s acceptance rate as of December 31, 2013 is $4.1 million.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments, as per the Corporation’s valuation model, is as follows:

Table 14

Estimated Sensitivity of Variances in the Discount Rate

(in millions of dollars)

Increase (decrease)	Income	Other comprehensive income
Increase of 100 basis points	$–	$(0.3)
Decrease of 100 basis points	–	0.3

Capital Management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash flows generated by operations, and the level of distributions to the parent corporation. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, long-term debt and net assets and liabilities related to derivative financial instruments, less cash and cash equivalents. The capital structure as of December 31, 2013 and 2012 is as follows:

Table 15

Capital Structure of the Corporation

(in millions of dollars)

	December 31, 2013	December 31, 2012
Long-term debt	$2,399.1	$2,127.1
Derivative financial instruments	163.9	231.2
Cash and cash equivalents	(322.5)	(163.2)

Net liabilities	2,240.5	2,195.1
Equity	$821.8	$774.3

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

Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generating units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or the CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

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

The net book value of goodwill as of December 31, 2013 was $429.3 million.

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

•

The Corporation uses cross-currency interest rate swaps to hedge (i) foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting an interest rate from a floating rate to a floating rate or from a fixed rate to a fixed rate, are designated as cash flow hedges. The cross-currency interest rate swaps are designated as fair value hedges when they set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting the interest rate from a fixed rate to a floating rate.

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

The judgment used in determining the fair value of derivative financial instruments and the non-performance risk, using valuation models, may affect the value of the gain or loss on valuation and translation of financial instruments reported in the consolidated statements of income, and the value of the gain or loss on derivative financial instruments reported in the consolidated statements of comprehensive income. Also, valuation and financial models are based on a number of assumptions including future cash flows, period end swap rates, foreign exchange rates, credit default premium, volatility, discount factors, and underlying instruments adjusted implicit interest rate and credit premium.

Pension and post-retirement benefits

The Corporation offers defined benefit pension plans and defined contribution pension plans to some of its employees.

Defined benefit obligations with respect to defined benefit pension plan and postretirement benefits plan are measured at present value and assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of Videotron’s actuaries. Key assumptions relate to the discount rate, the rate of increase in compensation, retirement age of employees, healthcare costs, and other actuarial factors. Defined benefit pension plan assets are measured at fair value and consist of equities and corporate and government fixed-income securities.

Re-measurements of the net defined benefit liability or asset are recognized immediately in other comprehensive income.

Recognition of a net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the present value of future contributions to the plan to the extent to which the Corporation can unilaterally reduce those future contributions. In addition, an adjustment to the net benefit asset or the net benefit liability can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. The assessment of the amount recoverable in the future, for the purpose of calculating the limit on the net benefit asset, is based on a number of assumptions, including future service costs and reductions in future plan contributions.

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

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date or to transfer it to a third party at that time, and is adjusted for the time value when material.

No amounts are recognized for obligations that are possible but not probable or for those for which an amount cannot be reasonably estimated.

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

Changes in Accounting policies

On January 1, 2013, the Corporation adopted retrospectively the following standards. Unless otherwise indicated, the adoption of these new standards did not have a material impact on prior period comparative figures.

(i)	IFRS 10 Consolidated Financial Statements replaces SIC 12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent corporation.

(ii)	IFRS 11 Joint Arrangements replaces IAS 31 Interests in Joint Ventures with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interest in joint ventures. The new standard requires that such interests be recognized using the equity method.

(iii)	IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off-balance sheet vehicles.

(iv)	IFRS 13 Fair Value Measurement is a new and comprehensive standard that sets out a framework for measuring at fair value and that provides guidance on required disclosures about fair value measurements.

(v)	IAS 1 Presentation of Financial Statements was amended and the principal change resulting from amendments to this standard is the requirement to present separately other comprehensive items that may be reclassified to income and other comprehensive items that will not be reclassified to income.

(vi)	IAS 19 Employee Benefits (Amended) involves, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the consolidated statement of income. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period. IAS 19 also allows amounts recorded in other comprehensive income to be recognized either immediately in retained earnings or as a separate category within equity. The Corporation chose to recognize amounts recorded in other comprehensive income in accumulated other comprehensive income.

The adoption of the amended standard had the following impacts on prior period figures:

Consolidated statements of income
Increase (decrease)	2012	2011

Employee costs	$128	$452
Financial expenses	3,479	2,105
Deferred income taxes	(970)	(688)

Income from continuing operations	$(2,637)	$(1,869)

Income from continuing operations attributable to:
Shareholder	$(2,637)	$(1,869)
Non-controlling interests	—	—

Consolidated statements of comprehensive income
Increase (decrease)	2012	2011

Net income	$(2,637)	$(1,869)
Re-measurement loss	(3,607)	(2,557)
Deferred income taxes	970	688

Comprehensive income	$—	$—

Consolidated balance sheets
Increase (decrease)	2012	2011

Retained earnings	$35,914	$27,821
Accumulated other comprehensive loss	(35,914)	(27,821)

Recent Accounting Pronouncements

Based on current facts and circumstances, the Corporation has not yet completed its assessment of the impact of the adoption of these pronouncements on its consolidated financial statements.

(i)	IFRS 9 – Financial Instruments is required to be applied retrospectively with early adoption permitted.

IFRS 9 simplifies the measurement and classification for financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk management activities undertaken by entities.

(ii)	IFRIC 21 – Levies is required to be applied retrospectively for periods beginning January 1, 2014.

IFRIC 21 clarifies the timing of accounting for a liability for outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A-	Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers at March 19, 2013:

Name and Municipality of Residence	Age	Position

FRANÇOISE BERTRAND Town of Mount Royal, Québec	65	Director and Chairperson of the Board

ROBERT DÉPATIE Rosemère, Québec	55	Director and Chief Executive Officer

JEAN LA COUTURE, FCPA, FCA(1) Montréal, Québec	67	Director and Chairman of the Audit Committee

PIERRE LAURIN (1) Nuns’ Island, Québec	74	Director

A. MICHEL LAVIGNE, FCPA, FCA(1) Laval, Québec	63	Director

MANON BROUILLETTE Outremont, Québec	45	President and Chief Operating Officer

MYRIANNE COLLIN Montréal, Québec	40	Senior Vice President, Strategy and Market Development

JEAN NOVAK Beaconsfield, Québec	50	President, Videotron Business Solutions and Senior Vice President, Sales Channel

MARIE-JOSÉE MARSAN Montréal, Québec	52	Vice President, Finance and Chief Financial Officer

PIERRE BONIN Westmount, Québec	51	Vice President, Information Technology

SYLVAIN BROSSEAU Varennes, Québec	50	Senior Vice President, Operations, Customer Service

DANIEL PROULX Montréal, Québec	56	Chief Technological Officer

MARIE PIUZE Pierrefonds, Québec	45	Vice President, Control

CHLOÉ POIRIER Nun’s Island, Québec	44	Vice President and Treasurer

CLAUDINE TREMBLAY Montréal, Québec	60	Vice President and Secretary

DOMINIQUE FORTIN Boucherville, Québec	51	Assistant Secretary

(1)	Member of the Audit Committee

Françoise Bertrand, Director and Chairperson of the Board. Ms. Bertrand was appointed as Chairperson of the Board of Videotron and of Quebecor Media on March 12, 2014. She is a Director of Videotron since May 2013. Ms. Bertrand has served as Chairperson of the Board of Directors of Quebecor since 2011 and as Director of Quebecor since 2003. She also serves as a Director of Quebecor Media since May 2013. Ms. Bertrand is also Chairperson of the Compensation Committee of Quebecor and of Quebecor Media and a member of the Corporate Governance and Nominating Committee of Quebecor.

Ms. Bertrand is President and Chief Executive Officer of the Fédération des chambres de commerce du Québec since 2003. Prior to taking on the role of President and Chief Executive Officer of the Fédération des chambres de commerce du Québec, Françoise Bertrand gained prominence as President of the Canadian Radio-Television and Telecommunications Commission (CRTC) from 1996 to 2001 and as President and Chief Executive Officer of the Société de radio-télévision du Québec (Télé-Québec) from 1988 to 1995. She also served as Dean, Resource management, at the Université du Québec (UQAM) in Montréal. She is a member of numerous charitable organizations and is an active participant in a number of associations. Ms. Bertrand attended the Directors Education Program provided by McGill University, and certified by the Institute of Corporate Directors. She is an officer of the Order of Canada, a member of l’Ordre National du Québec and a Chevalier de la Légion d’honneur (France).

Robert Dépatie, Chief Executive Officer. Mr. Dépatie was appointed as Director of Videotron, Quebecor, Quebecor Media and TVA Group on March 12, 2014. Mr. Dépatie was appointed Chief Executive Officer of Videotron in May 2013. He has also served as President and Chief Executive of Quebecor and Quebecor Media since May 2013. Mr. Dépatie was President and Chief Executive Officer of Videotron from June 2003 to May 2013. Mr. Dépatie served as a Director of the Corporation from June 2003 until October 2005. He joined the Corporation in December 2001 as Senior Vice President, Sales, Marketing and Customer Service. Before joining us, Mr. Dépatie held numerous senior positions in the food distribution industry, such as President of Distributions Alimentaires Le Marquis/Planters from 1999 to 2001 and General Manager of Les Aliments Small-Fry (Humpty Dumpty) from 1998 to 1999. From 1988 to 1998, he held various senior positions with H.J. Heinz Canada Ltd., such as Executive Vice-President from 1993 to 1998.

Jean La Couture, FCPA, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has served as a Director and as Chairman of our Audit Committee since October 2003. Mr. La Couture is as Director and Chairman of the Audit Committee of Quebecor and Quebecor Media. He was a Director of Quebecor World Inc. from December 2007 until December 2008. Mr. La Couture, a Fellow Chartered Professional Accountant, is President of Huis Clos Ltée., a management and mediation firm. He is also President of the Regroupement des assureurs de personnes à charte du Québec (RACQ), a position he has held since August 1995. He headed Le Groupe Mallette (an accounting firm) before becoming, from 1990 to 1994, President and Chief Executive Officer of The Guarantee Company of North America. He is Chairman of the Board of Directors of Innergex Renewable Energy Inc., Chairman of the Board of Directors and a member of the Human Resources Committee of Groupe Pomerleau (a Québec-based construction company) and a Director and Chairman of the Risk Management Committee of the Caisse de dépôt et placement du Québec.

Pierre Laurin, Director and member of the Audit Committee. Mr. Laurin is a director and member of the Audit Committee of Videotron since May 2013. Mr. Laurin has served as a Director of Quebecor since 1991. He also serves as Chairman of the Corporate Governance and Nominating Committee of Quebecor, as a member of the Compensation Committee and as a member of the Audit Committee of Quebecor and of Quebecor Media. Mr. Laurin was Chairman of the Board of Atrium Innovations Inc., a manufacturer and marketer of products for the health care nutrition industry, from its beginning in 2000 until it was privatised in 2014. For a major part of his career, Pierre Laurin headed HEC Montréal (previously known as l’École des Hautes Études Commerciales) after which he moved over to the position of Vice-President, Planning and Administration, at Aluminium Company of Canada. He was then founding President of SOCCRENT, a venture capital company, and thereafter, President of Merrill Lynch, Quebec. He is an Officer of the Order of Canada, and a Chevalier de l’Ordre du Mérite de la République française.

A. Michel Lavigne, FCPA, FCA, Director and member of the Audit Committee. Mr. Lavigne has served as a Director of Videotron and as a member of its Audit Committee since June 30, 2005. Since that date, Mr. Lavigne has also served as a Director and a member of the Audit Committee and the Compensation Committee of Quebecor, Quebecor Media and TVA Group. He also is a Director and member of the Audit Committee and of the Compensation Committee of Quebecor since May 2013. Mr. Lavigne is a Director, a member of the Audit Committee and the Chairman of the Pension Plans Committee of Canada Post, a Director and member of the Audit Committee of Laurentian Bank of Canada, the Chairman of the Board of Directors of Teraxion Inc. and Director and Chairman of the Audit Committee of Primary Energy Recycling Corporation. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montréal, Québec, as Chairman of the Board of Grant Thornton Canada and as a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Professional Accountant of the Ordre des comptables professionnels agréés du Québec and a member of the Canadian Institute of Chartered Accountants since 1973.

Manon Brouillette, President and Chief Operating Officer. In May 2013, Ms. Brouillette was promoted President and chief Operating Officer of Videotron. From January 2012 to May 2013, she acted as President, Consumer Market. She acted as Executive Vice President, Strategy and Market Development of Videotron from March 2009 to January 2012. From January 2011 to May 2012, she also acted as Vice President and Chief Digital Officer of Quebecor Media. From June 2008 to March 2009, she acted as Senior Vice President, Strategic Development and Market Development of Quebecor Media. She joined Videotron in July 2004 and acted as Vice President, Marketing, from July 2004 to January 2005, as Vice President, New Product Development, from January 2005 to August 2006 and as Senior Vice President, Marketing, Content and New Product Development, from September 2006 to June 2008. Before joining the Corporation, Ms. Brouillette was Vice President, Marketing and Communications of the San Francisco Group from April 2003 to February 2004. She was also responsible for the national and regional accounts of the Blitz division of Groupe Cossette Communication Marketing from April 2002 to April 2003. From September 1998 to April 2002, she worked at Publicité Martin inc. Ms. Brouillette holds a Bachelor’s degree in communications with a minor in marketing from Université Laval.

Myrianne Collin, Senior Vice President, Strategy and Market Development. Ms. Collin was promoted to her current position in December 2011. She had served as Vice President, Marketing, Consumer division since June 2008. She joined Videotron in April 2005 as Senior Director Marketing, Cable Telephony and Bundling. In September 2006, Ms. Collin was appointed Senior Director, Broadcast Services & Relationship Marketing. From 1995 to 2005, Ms. Collin held various positions with Bell Canada and Alliance Data System (Air Miles). She holds a Bachelor’s degree in marketing from Université de Sherbrooke.

Jean Novak, President, Videotron Business Solutions and Senior Vice President, Sales Channel. Mr. Novak was appointed to his current position in May 2013. He has served as President, Videotron Business Solutions since January 2005. Mr. Novak joined Videotron in May 2004 as Vice President, Sales. Between 1988 and May 2004, Mr. Novak held various management positions in sales and distribution for Molson Breweries, Canada’s largest brewing company, including General Manager for all on premise accounts and the Montréal sales region as well as Manager, Customer Service and Telesales in Québec. Mr. Novak holds a Bachelor’s degree in marketing from the HEC Montréal.

Marie-Josée Marsan, Vice President, Finance and Chief Financial Officer. Ms. Marsan has been Videotron’s Vice President, Finance and Chief Financial Officer since June 2008. She joined Videotron in July 2006 as Vice President, Control. Before joining us, Ms. Marsan held various senior positions mainly in the television & film industry, such as First Director of Finance and Administration at the Canadian Broadcast Company (CBC) from 1999 to 2006 and Vice-President, Finance and Business Development for Groupe Covitec inc., today known as Technicolor, from 1994 to 1999. Prior to that, she worked for TVA Group Inc. as Director of Production and held various financial positions at General Motors of Canada. Ms. Marsan holds a bachelor’s degree in Finance from the HEC Montréal, a Master’s degree in Finance issued jointly by York University and HEC Montréal. She is also a Chartered Professional Accountant of the Ordre des comptables professionnels agréés du Québec.

Pierre Bonin, Vice President, Information Technology. Mr. Bonin was appointed Vice President, Information Technology in March 2014. Prior to joining the Corporation, Mr. Bonin was President and Chief Executive Officer of StrongKase Enterprise Inc., a private equity firm where, from 2005 to 2014, he has been actively involved in the data center industry through various investments and ventures. Prior to 2005, Mr. Bonin held various executive positions in the telecommunication industry as Executive Vice President and Chief Information Technology Officer at Microcell Telecommunications Inc. (FIDO), Vice President Information Technology as well as Vice President Finance and Administration at Bell Canada. Mr. Bonin graduated in Mathematics and Computer Science from Université de Sherbrooke and received an MBA from HEC Montreal. He holds the designation of Chartered Director from the Collège des administrateurs de sociétés (CAS) of l’Université Laval and from The Directors College of McMaster University.

Sylvain Brosseau. Senior Vice President, Operations, Customer Service. Mr. Brosseau was appointed to his current position in May 2013. He has served as Vice President, Customer Service, Consumer division since July 2003. Mr. Brosseau has held various management positions within Videotron since joining the Corporation in 1996.

Daniel Proulx, Chief Technological Officer. Mr. Proulx was appointed Chief Technological Officer in April 2011. Prior to his appointment, he had served as Vice President, Engineering since July 2003 and as Vice President, Information Technology since July 2002. Mr. Proulx has held various management positions within Videotron since joining the Corporation in 1995. Mr. Proulx holds a Bachelor’s degree in Engineering from l’École polytechnique de Montréal.

Marie Piuze, Vice President, Control. Ms. Piuze joined Videotron in September 2008. Prior to joining the Corporation, Ms. Piuze was Financial Controller at CGI from 2005 to 2008. Ms. Piuze held various financial positions in the telecommunication and software industry mainly at Microcell, Téléglobe and Softimage. She started her career at Coopérative Fédérée de Québec in 1994. Ms. Piuze holds a Bachelor’s degree in Finance from HEC Montréal. She is also a Chartered Professional Accountant of the Ordre des comptables professionnels agréés du Québec.

Chloé Poirier, Vice President and Treasurer. Ms. Poirier was promoted Vice President and Treasurer in June 2013 from her previous position as Treasurer, a position she held since August 2009. She also serves as Vice President and Treasurer of Quebecor and Quebecor Media and as Treasurer of Sun Media Corporation. Ms. Poirier joined the Corporation in 2001 as Director, Treasury / Assistant Treasurer, Treasury Operations. Prior to that, she was Analyst, Treasury and Finance with Natrel inc./Agropur from 1997 to 2001 and trader at the Caisse de dépôt et placement du Québec from 1995 to 1997. She is a Chartered Financial Analyst (CFA) and holds a Bachelor’s degree in Actuarial Science and an MBA from Université Laval.

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

Dominique Fortin, Assistant Secretary. Ms. Fortin was appointed Assistant Secretary of Videotron in March 2013. Ms. Fortin joined Quebecor Media in March 2013 as Director, Compliance and Assistant Secretary. She is also Assistant Secretary of Quebecor, TVA Group and Sun Media Corporation. Before joining Quebecor Media, Ms. Fortin was Director, Legal Affairs of Transat A.T. Inc. from 2009 to 2012. Prior to that, Ms. Fortin practiced law at Ogilvy Renault LLP (now Norton Rose Fulbright Canada LLP), Desjardins Ducharme LLP and Davies Ward Phillips & Vineberg LLP for 20 years. She has been a member of the Barreau du Québec since 1985.

Changes to the Board of Directors

On March 9, 2014, following the end of the period covered by this annual report, Quebecor announced that, following his decision to run for public office in the provincial elections, Pierre Karl Péladeau resigned as Chairman and member of the Board of Directors of Videotron. If Mr. Péladeau is elected to the Quebec’s National Assembly on April 7, 2014, the date of the upcoming provincial election, then, to the extent required by applicable law and regulation, Mr. Péladeau is expected to place his interests in the parent corporation Quebecor in a mandate, agency, or other structure in accordance with applicable law and regulation.

On March 12, 2014, Ms. Françoise Bertrand was appointed Chairperson of the Board of Directors of Videotron in replacement of Pierre Karl Péladeau. In addition, Mr. Robert Dépatie, the current Chief Executive Officer of Videotron was appointed Director of Videotron.

B-	Compensation

Our Directors do not receive any remuneration for acting in their capacity as directors of Videotron. Until June 30, 2013, the members of our Audit Committee did, however, receive attendance fees of $3,000 per meeting and the Chairman of our Audit Committee (currently, Mr. La Couture) received an annual fee of $6,000 to act in such capacity. Starting July 1, 2013, the Chairman of our Audit Committee receives an annual fee of $25,000 while the two other members receive an annual fee of $10,000. Our Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors and our Audit Committee. During the financial year ended December 31, 2013, the amount of compensation (including benefits in kind) paid to our seven directors for services in all capacities to Videotron and its subsidiaries was $93,500. None of our directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

The aggregate amount of compensation we paid for the year ended December 31, 2013 to our executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was approximately $10.0 million, including salaries, bonuses and profit-sharing payments.

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

During the year ended December 31, 2013, 200,711 options were granted under this plan to executive officers of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group of companies). During the year ended December 31, 2013, a total of 286,278 options were exercised by officers and employees of Videotron, for aggregate gross value realized of $5.9 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2013, an aggregate total of 273,061 options granted to directors, officers and employees of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies) remain outstanding, with a weighted average exercise price of $54.00 per share, as determined by Quebecor Media’s Compensation Committee. For more information on this stock option plan, see Note 21 to our audited consolidated financial statements included under “Item 18. Financial Statements” of this annual report.

Pension Benefits

Both Quebecor Media and Videotron maintain pension plans for our non-unionized employees and certain officers.

Videotron’s pension plan provides pension benefits to our executive officers equal to 2.0% of salary (excluding bonuses) for each year of membership in the plan. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under our pension plan are as prescribed under the Income Tax Act (Canada). An executive officer contributes to this plan an amount equals to 5.0% of his or her salary up to a maximum of $6,925 in respect of 2014. Videotron changed this pension plan to a defined contribution plan for new employees hired on and after May 1, 2012.

Quebecor Media’s pension plan provides greater pension benefits to eligible executive officers than it does to other employees. The higher pension benefits under this plan equal 2.0% of average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and from the age of 61 years without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media’s pension plan are as prescribed by the Income Tax Act (Canada). An executive officer contributes to this plan an amount equals to 5.0% of his or her salary up to a maximum of $6,925 in 2014. Videotron has no liability regarding Quebecor Media’s pension plan. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. New employees are eligible to enroll in a retirement savings plan.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media’s and our pension plans:

	Years of Participation
Compensation	10	15	20	25	30
$138,500 or more	$27,700	$41,500	$55,400	$69,250	$83,100

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

As of December 31, 2013, we had one senior executive officer that was a participant in our supplemental retirement benefit plan. The participant had ten years of credited service.

	Years of Credited Service
Compensation	10	15	20	25	30
$200,000	$12,300	$18,450	$24,600	$30,750	$36,900
$300,000	$32,300	$48,450	$64,600	$80,750	$96,900
$400,000	$52,300	$78,450	$104,600	$130,750	$156,900
$500,000	$72,300	$108,450	$144,600	$180,750	$216,900
$600,000	$92,300	$138,450	$184,600	$230,750	$276,900
$800,000	$132,300	$198,450	$264,600	$330,750	$396,900
$1,000,000	$172,300	$258,450	$344,600	$430,750	$516,900
$1,200,000	$212,300	$318,450	$424,600	$530,750	$636,900
$1,400,000	$252,300	$378,450	$504,600	$630,750	$756,900

Liability Insurance

Quebecor carries liability insurance for the benefit of its directors and officers, as well as for the directors and officers of its subsidiaries, including Videotron and our subsidiaries, against certain liabilities incurred by them in such capacity. These policies are subject to customary deductibles and exceptions. The premiums in respect of this insurance are entirely paid by Quebecor, which is then reimbursed by Quebecor Media and its subsidiaries, including Videotron, for their rateable portion thereof.

C-	Board Practices

Reference is made to “— Directors and Executive Officers” above for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.

There are no directors’ service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

Our Board of Directors is comprised of five directors. Each director is nominated and elected by Quebecor Media, our parent corporation, to serve until a successor director is elected or appointed. Our Board of Directors has an Audit Committee, but we do not have a compensation committee. The Compensation Committee of Quebecor Media decides certain matters relating to the compensation of officers and employees of Videotron, including certain matters relating to the Quebecor Media stock option plan, as discussed above.

Audit Committee

Videotron’s Audit Committee, is currently composed of three Directors, namely Messrs. Jean La Couture, Pierre Laurin and A. Michel Lavigne. Mr. La Couture is the Chairman of our Audit Committee and our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” as defined under SEC rules. See “Item 16A. Audit Committee Financial Expert”. Our Board of Directors has adopted the mandate of our Audit Committee in light of the Sarbanes-Oxley Act of 2002 and related SEC rulemaking. Our Audit Committee assists our Board of Directors in overseeing our financial controls and reporting. Our Audit Committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

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

At December 31, 2013, we had approximately 6,310 employees. At December 31, 2012 and 2011, we had approximately 6,460 and 6,230 employees, respectively (excluding, at December 31, 2013, the employees of Jobboom inc., which was sold in 2013). Substantially all of our employees are based and work in the Province of Quebec. Approximately 3,900 of our employees are unionized, and the terms of their employment are governed by one of our five regional collective bargaining agreements. Our most important collective bargaining agreement, covering our unionized employees in the Montréal region, had terms extending to December 31, 2013. We also have two collective bargaining agreements covering our unionized employees in the Québec and Saguenay regions, with terms running through December 31, 2018 and December 31, 2019 respectively. Our Gatineau region collective bargaining agreement has a term extending to August 31, 2015, and one other collective bargaining agreement, covering approximately 70 employees of our SETTE inc. subsidiary has a term extending to December 31, 2015. Negotiations regarding the Montréal collective bargaining agreement are in progress.

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

The Corporation enters into related party transactions from time to time. These related party transactions are further described under “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position –

Financial Position as of December 31, 2013” and in Note 8, in Note 9, in Note 11 and in Note 26 to our audited consolidated financial statements included under “Item 18. Financial Statements” in this annual report. These related party transactions have been accounted for at the consideration agreed between parties:

	As of December 31,
	2013	2012	2011
	(in thousands of dollars)
Ultimate Parent and Parent Corporation:
Revenues	$541	$553	$620
Purchase of goods and services	8,508	6,539	6,728
Operating expenses recovered	(4,207)	(1,154)	(1,955)

Affiliated Corporations:
Revenues	11,019	13,084	12,573
Purchase of goods and services	73,193	75,641	59,768
Operating expenses recovered	(3,418)	(2,496)	(3,556)

Management fee

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $45.0 million in 2013, $34.6 million in 2012 and $26.4 million in 2011. The agreement provides for an annual management fee to be agreed upon for the year 2014. In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

Income tax transactions

On September 20, 2013, the Corporation contracted a subordinated loan of $3.25 billion from Quebecor Media, bearing interest at a rate of 10.75%, payable every six months on June 20 and December 20, and maturing on September 20, 2043. On the same day, the Corporation invested the total proceeds of $3.25 billion into 3,250,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On December 27, 2013, 9101-0835 Québec Inc., a subsidiary of Quebecor Media, redeemed 2,600,000 preferred shares, Series B, for a total cash consideration of $2.6 billion, including cumulative dividends of $5.4 million. On the same day, the Corporation used the total proceeds of $2.6 billion to repay part of its subordinated loan contracted from Quebecor Media.

On October 31, 2012, Vidéotron Infrastructures inc., a wholly owned subsidiary of the Corporation, issued a subordinated loan of $800.0 million to Le SuperClub Vidéotron, now a wholly owned subsidiary of Quebecor Media, bearing interest at a rate of 11.00% payable every 6 months on June 20 and December 20 and maturing on October 31, 2027. On the same day, Vidéotron Infrastructures inc. issued 800,000 preferred shares, Class G to Le SuperClub Vidéotron for a total cash consideration of $800.0 million. These shares carry the right to receive an annual dividend of 11.25%, payable semi-annually.

On January 21, 2013, Vidéotron Infrastructures inc. redeemed from Le SuperClub Vidéotron 720,000 preferred shares, Class G, for a total cash consideration of $720.0 million, including cumulative dividend of $7.1 million. On the same day, Le SuperClub Vidéotron used the total proceeds of $720.0 million to repay a portion of the subordinated loan contracted from Vidéotron Infrastructures Inc.

On October 18, 2013, Vidéotron Infrastructures inc. redeemed from Le SuperClub Vidéotron 80,000 preferred shares, Class G, for a total cash consideration of $80.0 million, including cumulative unpaid dividend of $3.0 million. On the same day, Le SuperClub Vidéotron used the total proceeds of $80.0 million to repay the outstanding portion of the subordinated loan contracted from Vidéotron Infrastructures Inc.

The above transactions were carried out for tax consolidation purposes of Quebecor Media and its subsidiaries, on terms equivalent to those that prevail on an arm’s length basis and accounted for at the consideration agreed between parties.

Purchase of shares of Quebecor Media and subsidiary subordinated loans

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we enter into certain transactions from time to time that have the effect of using tax losses within the Quebecor Media Group. These transactions are described further under “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position – Financial Position as of December 31, 2013” and in Note 11 and in Note 26 to our audited consolidated financial statements which are included under “Item 18. Financial Statements” in this annual report.

C-	Interests of Experts and Counsel

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

A-	Consolidated Statements and Other Financial Information

Our consolidated balance sheets as at December 31, 2013 and 2012, and our consolidated statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2013, 2012 and 2011, including the notes thereto and together with the report of Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

Legal Proceedings

We are involved from time to time in various claims and lawsuits incidental to the conduct of our business in the ordinary course.

In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our business, results of operations, liquidity or financial position.

Dividend Policy

During the year ended December 31, 2013, we paid aggregate cash dividends of $361,880,099.43 on our common shares. During the year ended December 31, 2012, we paid aggregate cash dividends of $760,000,000 on our common shares. We currently expect to pay dividends and other distributions on our common shares in the future. The declaration and payment of dividends and other distributions is in the sole discretion of our Board of Directors, and any decision regarding the declaration of dividends and other distributions will be made by our Board of Directors depending on, among other things, our financial resources, the cash flows generated by our business, our capital needs, and other factors considered relevant by our Board of Directors, including the terms of our indebtedness and applicable law.

B-	Significant Changes

Except as otherwise disclosed in this annual report, there has been no other material adverse change in our financial position since December 31, 2013.

ITEM 9 – THE OFFER AND LISTING

A-	Offer and Listing Details

Not applicable.

B-	Plan of Distribution

Not applicable.

C-	Markets

Outstanding	Notes

On July 2, 2013, we repurchased and redeemed US$380.0 million aggregate principal amount of our 9 1/8% Senior Notes due April 15, 2018.

On June 17, 2013, we issued and sold $400.0 million aggregate principal amount of our 5 5/8% Senior Notes due June 15, 2025 in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

In a series of repurchases and redemptions starting in July 2011 and ending in March 2012, we retired the entire remaining principal amount outstanding of our 6 7/8% Senior Notes due January 15, 2014.

On March 14, 2012, we sold US$800.0 million aggregate principal amount of our 5% Senior Notes due July 15, 2022 in private placements exempt from the registration requirements of the Securities Act. In connection with the issuance of these unregistered notes, we filed a registration statement on Form F-4 with the SEC on May 17, 2012 and completed the registered exchange offer in July 2012. As a result, our 5% Senior Notes due July 15, 2022 have been registered under the Securities Act.

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

The record holder of each series of our Senior Notes (other than our 7 1/8% Senior Notes due 2020, our 6 7/8% Senior Notes due 2021 and our 5 5/8% Senior Notes due 2025) is Cede & Co., a nominee of The Depository Trust Corporation, and the record holder of our 7 1/8% Senior Notes due 2020, our 6 7/8% Senior Notes due 2021 and our 5 5/8% Senior Notes due 2025 is CDS Clearing and Depository Services Inc.

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

Neither the Articles nor our by-laws contain any provision with respect to (i) the retirement or non-retirement of our directors under an age limit requirement or (ii) the number of shares, if any, required for the qualification of our directors.

2.	The rights, preferences and restrictions attaching to our common shares and our preferred shares (consisting of our Class “A” Common Shares and our authorized classes of preferred shares, comprised or our Class “B” Preferred Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares, Class “F” Preferred Shares, Class “G” Preferred Shares and Class “H” Preferred Shares) are set forth below:

Common Shares

Class “A” Common Shares

(a)	Dividend rights: Subject to the rights of the holders of our preferred shares (including their redemption rights) and subject to applicable law, each Class “A” Common Share is entitled to receive such dividends as our Board of Directors shall determine.

(b)	Voting rights: The holders of Class “A” Common Shares are entitled to vote at each shareholders’ meeting with the exception of meetings at which only the holders of another class of shares are entitled to vote. Each Class “A” Common Share entitles the holder to one vote. The holders of the Class “A” Common Shares shall elect the directors of Videotron at an annual or special meting of shareholders called for that purpose, except that any vacancy occurring in the Board of Directors may be filled, for the remainder of the term, by our Directors. At any meeting of shareholders called for such purpose, directors are elected by a majority of the votes cast in respect of such election.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “A” Common Shares are entitled to receive dividends as determined by our Board of Directors subject to certain restrictions) and paragraph (d) below (whereby the holders of our Class “A” Common Shares are entitled to participation in the remaining property and assets of our company available for distribution in the event of liquidation or dissolution), None.

(d)	Rights upon liquidation: In the event of our liquidation or dissolution or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of our Class “A” Common Shares shall be entitled, subject to the rights of the holders of our preferred shares, to participate equally, share for share, in our residual property and assets available for distribution to our shareholders, without preference or distinction.

(e)	Redemption provisions: None.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of common shares as a result of such holders owning a substantial number of common shares: None.

Preferred Shares

Class “B” Preferred Shares

(a)	Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “B” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares, Class “F” Preferred Shares and Class “H” Preferred Shares, but subordinated to the holders of our Class “G” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “B” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our corporation.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “B” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Other than as described in paragraph (a) above (whereby the holders of our Class “B” Preferred Shares are entitled to receive certain dividends, if and when declared by our Board of Directors), paragraph (d) below (whereby the holders of our Class “B” Preferred Shares are entitled to participate in the distribution of the residual property and assets of Videotron available for distribution in the event of our liquidation or winding-up) and paragraph (e) below (whereby the holders of our Class “B” Preferred Shares have certain redemption rights): None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of the Class “B” Preferred Shares shall be entitled to repayment of the amount paid for the Class “B” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “B” Preferred Shares.

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

(e)	Redemption provisions: Subject to the provisions of the Business Corporations Act (Québec), the holders our Class “G” Preferred Shares have, at any time, the right to require Videotron to redeem any and all of their shares at a redemption price equal to $1,000 per share plus any accrued and unpaid dividends with respect thereto. In addition, we may, at our option, redeem any and all Class “G” Preferred Shares at any time at a redemption price equal to $1,000 per share plus any accrued and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class “G” Preferred Shares as a result of such holder owning a substantial number of our Class “G” Preferred Shares: None.

Class “H” Preferred Shares

(a)	Dividend rights: The holders of Class “H” Preferred Shares shall be entitled to receive, every year, in such manner and at such time as our Board of Directors may declare, a non cumulative dividend at the fixed rate of 1% per month, calculated on the redemption price of the Class “H” Preferred Shares, payable in cash, property or through the issuance of fully paid shares of any class of the Corporation.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of our Class “H” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)	Rights to share in our profits: Except as described in paragraph (a) above (whereby the holders of our Class “H” Preferred Shares are entitled to receive, every year, in such manner and at such time as our Board of Directors may declare, a non cumulative dividend at the fixed rate of 1% per month), paragraph (d) below (whereby the holders of our Class “H” Preferred Shares are entitled to entitled to repayment of the amount paid for the Class “H” Preferred Shares in the event of our liquidation, winding-up or reorganization) and paragraph (e) below (whereby the holders of our Class “H” Preferred Shares may require us to redeem the Class “H” Preferred Shares at a specified redemption price): None.

(d)	Rights upon liquidation: In the event of our liquidation, dissolution or reorganization or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, whether voluntarily or involuntarily, the holders of our Class “H” Preferred Shares shall be entitled to repayment of the amount paid for the Class “H” Preferred Shares into the subdivision of the issued and paid-up share capital account relating to the Class “H” Preferred Shares.

(e)	Redemption provisions: Subject to the provisions of the Business Corporations Act (Québec), we may elect to redeem the Class “H” Preferred Shares at any time at a price equal to the specified redemption price plus an amount equal to any dividends declared thereon but unpaid up to the date of redemption. The specified redemption price is, subject to certain conditions, equal to the aggregate consideration received for such share.

(f)	Sinking fund provisions: None.

(g)	Liability to further capital calls by us: None, provided that our directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of our Class “H” Preferred Shares as a result of such holder owning a substantial number of our Class “H” Preferred Shares: None.

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

6.	Provisions that could have the effect of delaying, deferring or preventing a change of control. The Articles provide that our directors shall refuse to issue (including on the occasion or because of a conversion of shares or in shares), and to allow a transfer of, any share of our capital stock if this issuance or transfer would, in the opinion of our directors, affect our eligibility or of any other corporation or partnership in which we have or may have an interest, to obtain, preserve or renew a license or authorization required for the operation or continuation of its broadcasting company (as defined in the Broadcasting Act, as amended) (or any part thereof) or of any other activity necessary for the continuation of our corporation. See “Item 4. Information on the Corporation — Regulation — Ownership and Control of Canadian Broadcast Undertakings”.

7.	Not applicable.

8.	Not applicable.

9.	Not applicable.

C-	Material Contracts

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

On October 8, 2003, we issued US$335,000,000 aggregate principal amount of our 6 7/8% Senior Notes due January 15, 2014 and, on November 19, 2004, we issued an additional US$315,000,000 aggregate principal amount of these notes, pursuant to an Indenture, dated as of October 8, 2003, by and among Videotron, the guarantors party thereto and Wells Fargo Bank Minnesota, N.A. (now Wells Fargo Bank, National Association), as trustee. In March 2012, we redeemed and retired the entire remaining principal amount outstanding of these 6 7/8% Senior Notes due January 15, 2014. These notes were unsecured, bearing a maturity date of January 15, 2014. Interest on these notes was payable in cash semi-annually in arrears on January 15 and July 15 of each year. These notes were guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. The notes were redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contained customary restrictive covenants with respect to us and certain of our subsidiaries and customary events of default. If an event of default occurred and was continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes could declare all the notes to be due and payable immediately.

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

On April 15, 2008, we issued US$455,000,000 aggregate principal amount of our 9 1/8% Senior Notes due April 15, 2018, and on March 5, 2009, we issued and sold an additional US$260,000,000 aggregate principal amount of our 9 1/8% Senior Notes due April 15, 2018, in each case pursuant to an Indenture, dated as of April 15, 2008, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These notes, which form a single series and class, are unsecured and mature on April 15, 2018. Interest on these notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in an indenture dated as of April 15, 2008. This indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding 9 1/8% Senior Notes may declare all of such notes to be due and payable immediately. On July 2, 2013 we redeemed and retired US$380,000,000 aggregate principal amount of our outstanding 9 1/8% Senior Notes due 2018.

(d)

Indenture relating to CAN$300,000,000 of our 7 1/8% Senior Notes due January 15, 2020, dated as of January 13, 2010, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On January 13, 2010, we issued CAN$300,000,000 aggregate principal amount of our 7 1/8% Senior Notes due January 15, 2020, pursuant to an Indenture, dated as of January 13, 2010, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These notes are unsecured and mature on January 15, 2020. Interest on these notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. The notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(e)

Indenture relating to CAN$300,000,000 of our 6 7/8% Senior Notes due July 15, 2021, dated as of July 5, 2011, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On July 5, 2011, we issued CAN$300,000,000 aggregate principal amount of our 6 7/8% Senior Notes due July 15, 2021, pursuant to an Indenture, dated as of July 5, 2011, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These notes are unsecured and mature on July 5, 2021. Interest on these notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. The notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(f)	Indenture relating to US$800,000,000 of our 5% Senior Notes due July 15, 2022, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On March 14, 2012, we issued US$800,000,000 aggregate principal amount of our 5% Senior Notes due July 15, 2022, pursuant to an Indenture, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These notes are unsecured and mature on July 15, 2022. Interest on these notes is payable in cash semi-annually in arrears on January 15 and July 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the make-whole redemption price set forth in the indenture. This indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately.

(g)

Indenture relating to CAN$400,000,000 of our 5 5/8% Senior Notes due June 15, 2025, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On June 17, 2013, we issued CAN$400,000,000 aggregate principal amount of our 5 5/8% Senior Notes due 2025, pursuant to an Indenture, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These notes are unsecured and mature on June 15, 2025. Interest on these notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year. These notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These notes are redeemable, at our option, under certain circumstances and at the make-whole redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all the notes to be due and payable immediately. The notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(h)	Credit Agreement originally dated as of November 28, 2000, as amended and restated as of July 20, 2011, by and among Videotron, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended on June 14, 2013.

Our $650,000,000 senior secured credit facilities provide for a $575,000,000 secured revolving credit facility that matures on July 19, 2018 and a $75,000,000 secured export financing facility providing for a term loan that matures on June 15, 2018. The proceeds of the revolving credit facility can be used for general corporate purposes including, without limitation, to issue letters of credit and to pay dividends to Quebecor Media subject to certain conditions. The proceeds of the term loan were used for payments and reimbursement of payments of export equipment and local services in relation to our contracts for mobile infrastructure equipment with an affiliate of Nokia Corporation and also for the financing of the Finnvera guarantee fee (Finnvera plc being a specialized financing company owned by the State of Finland which is providing an export buyer credit guarantee in favor of the lenders under the export financing facility covering political and commercial risks).

Advances under our revolving credit facility bear interest at the Canadian prime rate, the U.S. prime rate (solely under the swingline commitment) or the bankers’ acceptance rate plus, in each instance, an applicable margin determined by the Leverage Ratio (as defined in our credit agreement) of the Relevant Group (as defined in our credit agreement). The applicable margin for Canadian prime rate advances and U.S. prime rate advances ranges from 0.325% when this ratio is less than 1.5x, to 1.625% when this ratio is greater than or equal to 4.5x. The applicable margin for bankers’ acceptance advances or letters of credit fees ranges from 1.325% when this ratio is less than 1.5x, to 2.625% when this ratio is greater than or equal to 4.5x. We have also agreed to pay specified commitment fees. Advances under our export financing facility bear interest at the bankers’ acceptance rate plus a margin at a rate of 0.875%.

The revolving credit facility will be repayable in full on July 19, 2018. Drawdowns under the export financing facility are repayable by way of seventeen equal and consecutive semi-annual payments that commenced on June 15, 2010.

Borrowings under our senior secured credit facilities and under eligible derivative instruments are secured by a first-ranking hypothec or security interest (subject to certain permitted encumbrances) on all current and future assets of Videotron and of the guarantors under the credit facilities (which include most, but not all of Videotron’s subsidiaries), guarantees by such guarantors, pledges of shares by us and such guarantors and other security.

Our senior secured credit facilities contain customary covenants that restrict and limit the ability of Videotron and the members of the VL Group (as defined in the credit agreement to mean Videotron and all of its wholly-owned subsidiaries) to, among other things, enter into merger or amalgamation transactions or liquidate or dissolve, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, our senior secured credit facilities contain customary financial covenants and customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to us or any member of the VL Group (other than an Immaterial Subsidiary, as defined in the credit agreement), and the occurrence of a change of control.

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

There is no limitation imposed by Canadian law or by the Articles or our other charter documents on the right of a non-resident to hold our voting shares, other than as provided by the Investment Canada Act (Canada), as amended, as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Investment Canada Act (Canada) requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Investment Canada Act (Canada). Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA. In addition, there are regulations related to the ownership and control of Canadian broadcast undertakings. See “Item 4. Information on the Corporation — Regulation”.

E-	Taxation

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of (i) our 6 3/8% Senior Notes due 2015 (our “6 3/8% Senior Notes”), (ii) our 9 1/8% Senior Notes due 2018 (our “9 1/8% Senior Notes”), (iii) our 7 1/8% Senior Notes due 2020 (our “7 1/8% Senior Notes”), (iv) our 6 7/8% Senior Notes due 2021 (our “6 7/8% Senior Notes”), (v) our 5% Senior Notes due 2022 (our “5% Senior Notes”), and (vi) our 5 5/8% Senior Notes due 2025 (our “5 5/8% Senior Notes”) (collectively, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. Our 9 1/8% Senior Notes were issued in two instances, on April 7, 2008 and February 26, 2009, under the same indenture. Our 7 1/8% Senior Notes, our 6 7/8% Senior Notes and our 5 5/8% Senior Notes are denominated in Canadian dollars (the “Canadian dollar Notes”). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code or a U.S. Holder subject to the 3.8% Medicare tax on net investment income) or to U.S. Holders that may be subject to special rules under U.S. federal income tax law, including:

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

The summary also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to U.S. Holders. Moreover, this discussion is limited to U.S. Holders who acquire and hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, this summary assumes that the notes are properly characterized as debt that is not contingent debt for U.S. federal income tax purposes.

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

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to payments of principal and interest on a note and to the proceeds of the sale or other disposition of a note made to U.S. Holders other than certain exempt recipients (such as corporations). A U.S. Holder of the notes may be subject to “backup withholding” with respect to certain “reportable payments”, including interest payments and, under certain circumstances, principal payments on the notes or upon the receipt of proceeds upon the sale or other disposition of such notes. These backup withholding rules apply if the U.S. Holder, among other things:

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

In addition, U.S. individuals that hold specified foreign financial assets (including stock and securities of a foreign issuer) are required to report their holdings, along with other information, on their tax returns, with certain exceptions. Holders should consult their own tax advisors to determine the scope of these disclosure responsibilities.

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

In order to manage its foreign exchange and interest rate risks, Videotron uses derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. Videotron does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Foreign Currency Risk

Most of our consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt is payable in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on our U.S.-dollar-denominated debt obligations outstanding as of December 31, 2013, to hedge our exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures and to lock-in the value of certain derivative financial instruments through offsetting transactions.

Foreign exchange forward contracts:

Maturity	Canadian dollar average exchange rate per one U.S. dollar	Notional amount sold (in millions of dollars)		Notional amount bought (in millions of dollars)
Less than 1 year	1.0454		$85.6	US$	81.9
2014	1.0151	US$	395.0		$401.0

Interest Rate Risk

Videotron’s revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate (BA), (ii) Canadian prime rate and (iii) U.S. prime rate. The Senior Notes issued by Videotron bear interest at fixed rates. Videotron has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2013, after taking into account the hedging instruments, long-term debt was comprised of 83.6% fixed rate debt (83.1% in 2012) and 16.4% floating rate debt (16.9% in 2012).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2013 is $4.1 million.

Credit Risk

Credit risk is the risk of financial loss to Videotron if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2013, no customer balance represented a significant portion of Videotron’s consolidated accounts receivables. Videotron establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $15.7 million as of December 31, 2013 ($16.6 million as of December 31, 2012). As of December 31, 2013, 8.6% of accounts receivables were 90 days past their billing date (9.2% as of December 31, 2012).

Videotron believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. Videotron does not believe that it is exposed to an unusual level of customer credit risk.

As a result of its use of derivative financial instruments, Videotron is exposed to the risk of non-performance by a third party. When Videotron enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with Videotron’s risk management policy and are subject to concentration limits. These credit ratings and concentration limits are monitored on an ongoing basis but at least quarterly.

Fair Value of Financial Instruments

See “Item 5 – Operating and Financial Review and Prospects – Additional Information – Financial Instruments and Financial Risks – Fair Value of Financial Instruments” in this annual report.

Material Limitations

Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Principal Repayments

As at December 31, 2013, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

Year ending December 31,	(in thousands of dollars)
2014	$10,714
2015	196,709
2016	10,714
2017	10,714
2018	358,747
2019 and thereafter	1,850,881

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

Videotron’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the original framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Videotron’s internal control over financial reporting was effective as of December 31, 2013.

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

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2013, 2012 and 2011. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2013 are included in this annual report on Form 20-F.

The Audit Committee establishes the independent auditors’ compensation. The Audit Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2013, 2012 and 2011, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditors, Ernst & Young LLP, for the years ended December 31, 2013, 2012 and 2011.

	2013	2012	2011
Audit Fees(1)	$1,055,899	$947,524	$860,436
Audit related Fees(2)	$48,837	$74,051	$62,898
All Other Fees(3)	$10,710	$11,918	$11,865
Total	$1,115,446	$1,033,493	$935,199

(1)	Audit Fees consist of fees approved for the annual audit of the Corporation’s consolidated financial statements and quarterly reviews of interim financial statements of the Corporation with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues.
(2)	Audit-Related Fees include fees for the review of one subsidiary’s financial statements and various reports to statutory authorities.
(3)	All Other Fees include fees billed for assistance with Canadian, U.S. and international tax compliance.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F – CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G – CORPORATE GOVERNANCE

Not applicable.

ITEM 17 – FINANCIAL STATEMENTS

Not applicable.

ITEM 18 – FINANCIAL STATEMENTS

Our consolidated balance sheets as at December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2013, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

ITEM 19 – EXHIBITS

Exhibits

The following documents are filed as exhibits to this Form 20-F:

1.1	Certificate and Articles of Amalgamation of Videotron Ltd. as of July 1, 2006 (translation) (incorporated by reference to Exhibit 1.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007).

1.2	Certificate and Articles of Amendment of Videotron Ltd. as of June 30, 2008 (incorporated by reference to Exhibit 1.2 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.3	Certificate and Articles of Amendment of Videotron Ltd. as of December 12, 2008 (incorporated by reference to Exhibit 1.3 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.4	By-laws of Videotron Ltd. (translation) (incorporated by reference to Exhibit 1.4 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.5	Certificate and Articles of Amalgamation of Le SuperClub Vidéotron ltée (translation) (incorporated by reference to Exhibit 1.5 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.6	By-laws of Le SuperClub Vidéotron ltée (translation) (incorporated by reference to Exhibit 1.6 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.7	Certificate of Amendment for Le SuperClub Vidéotron Ltée (translation).

1.8	Articles of Incorporation of Vidéotron Infrastructures Inc., as amended as of February 17, 2011 (incorporated by reference to Exhibit 1.7 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.9	By-laws of Vidéotron Infrastructures Inc. (translation) (incorporated by reference to Exhibit 1.8 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.10	Certificate of Incorporation of Videotron US Inc. as of September 20, 2007 (incorporated by reference to Exhibit 1.9 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.11	Amended and Restated Certificate of Incorporation of Videotron US Inc. as of October 1, 2008 (incorporated by reference to Exhibit 1.10 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.12	By-laws of Videotron US Inc. (incorporated by reference to Exhibit 1.11 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.13	Declaration of registration of Videotron G.P. (incorporated by reference to Exhibit 1.12 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.14	Declaration of registration of Videotron L.P. (incorporated by reference to Exhibit 1.13 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.15	Certificate and Articles of Constitution of 9230-7677 Québec inc. (translation) (incorporated by reference to Exhibit 1.14 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.16	By-laws of 9230-7677 Québec inc. (translation) (incorporated by reference to Exhibit 1.15 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.17	Certificate and Articles of Incorporation of Jobboom inc. (translation) (incorporated by reference to Exhibit 1.16 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.18	By-laws of Jobboom inc. (translation) (incorporated by reference to Exhibit 1.17 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.19	Certificate and Articles of Amalgamation of Jobboom Inc. as of May 30, 2013 (translation).

1.20	Certificate of Amendment of 8487782 Canada Inc. as of May 30, 2013 (translation).

1.21	By-laws of 8487782 Canada Inc. (translation).

1.22	Certificate and Articles of Constitution of 9227-2590 Québec inc. (translation) (incorporated by reference to Exhibit 1.18 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.23	By-laws of 9227-2590 Québec inc. (translation) (incorporated by reference to Exhibit 1.19 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.12	Form of 6 3/8% Senior Notes due December 15, 2015 of Videotron Ltd. (included as Exhibit A to Exhibit 2.14 below).

2.13	Form of Notation of Guarantee by the subsidiary guarantors of the 6 3/8% Senior Notes due December 15, 2015 of Videotron Ltd. (included as Exhibit E to Exhibit 2.14 below).

2.14	Indenture, dated as of September 16, 2005, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to Videotron Ltd.’s Registration Statement on Form F-4 dated October 14, 2005, Registration Statement No. 333-128998).

2.15	Supplemental Indenture, dated as of April 15, 2008, by and among Videotron Ltd., Videotron US Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.10 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

2.16	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.14 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

2.17	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.15 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

2.18	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of September 16, 2005 (incorporated by reference to Exhibit 2.19 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.19	Form of 9 1/8% Senior Notes due April 15, 2018 of Videotron Ltd. (included as Exhibit A to Exhibit 2.21 below).

2.20	Form of Notation of Guarantee of the subsidiary guarantors of the 9 1/8% Senior Notes due April 15, 2018 of Videotron Ltd. (included as Exhibit E to Exhibit 2.21 below).

2.21	Indenture, dated as of April 15, 2008, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.14 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

2.22	Supplemental Indenture, dated as of March 5, 2009, by and among Videotron Ltd., Le SuperClub Vidéotron Ltée, CF Cable TV Inc., Videotron US Inc. and 9193-2926 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.16 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.23	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.21 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

2.24	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.22 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

2.25	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 15, 2008 (incorporated by reference to Exhibit 2.29 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.26	Form of 7 1/8% Senior Notes due January 15, 2020 of Videotron Ltd. (included as Exhibit A to Exhibit 2.28 below).

2.27	Form of Notation of Guarantee of the subsidiary guarantors of the 7 1/8% Senior Notes due January 15, 2020 of Videotron Ltd. (included as Exhibit E to Exhibit 2.28 below).

2.28	Indenture, dated as of January 13, 2010, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.17 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed on March 16, 2010).

2.29	Supplemental Indenture, dated as of September 29, 2010, by and among Videotron Ltd., 9227-2590 Québec inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.24 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

2.30	Supplemental Indenture, dated as of December 22, 2010, by and among Videotron Ltd., Videotron G.P., Videotron L.P. and 9230-7677 Québec inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.25 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

2.31	Supplemental Indenture, dated as of May 2, 2011, by and among Videotron Ltd., Jobboom inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 13, 2010 (incorporated by reference to Exhibit 2.37 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.32	Form of 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (included as Exhibit A to Exhibit 2.34 below).

2.33	Form of Notation of Guarantee of the subsidiary guarantors of the 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (included as Exhibit E to Exhibit 2.34 below).

2.34	Indenture, dated as of July 5, 2011, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.42 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.35	Form of 5% Senior Notes due July 15, 2022 of Videotron Ltd. (included as Exhibit A to Exhibit 2.37 below).

2.36	Form of Notation of Guarantee by the subsidiary guarantors of the 5% Senior Notes due July 15, 2022 of Videotron Ltd. (included as Exhibit E to Exhibit 2.37 below).

2.37	Indenture, dated as of March 14, 2012, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.47 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

2.38	Form of 5 5/8% Senior Notes due June 15, 2025 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.40).

2.39	Form of Notation of Guarantee of the subsidiary guarantors of the 5 5/8% Senior Notes due June 15, 2025 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.40).

2.40	Indenture, dated as of June 17, 2013, by and among Videotron Ltd., the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

4.1	Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, Videotron Infrastructures Inc., Jobboom Inc., Videotron US Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., Videotron G.P., and Videotron L.P., as guarantors (incorporated by reference to Exhibit 4.1 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

4.2	First Amending Agreement, dated as of June 14, 2013, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, Videotron Infrastructures Inc., Videotron US Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., Videotron G.P., Videotron L.P. and 8487782 Canada Inc. as guarantors.

4.3	Form of Guarantee of the Guarantors of the Credit Agreement (included as Schedule D of Exhibit 4.1 above).

4.4	Form of Share Pledge of the shares of Videotron Ltd. and the Guarantors of the Credit Agreement (included as Schedule E of Exhibit 4.1 above).

4.5	Management Services Agreement, effective as of January 1, 2002, between Quebecor Media and Videotron Ltd. (incorporated by reference to Exhibit 10.5 to Videotron Ltd.’s Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697).

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Videotron Ltd.

11.1	Code of Ethics. (incorporated by reference to Exhibit 11.1 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

12.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Marie Piuze, Vice-President, Control of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Robert Dépatie, President and Chief Executive Officer of Videotron Ltd., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of Marie Piuze, Vice-President, Control of Videotron Ltd. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIDEOTRON LTD.

By:	/s/ Marie Piuze
Name: Marie Piuze

Title: Vice-President, Control

Dated: March 20, 2014

VIDEOTRON LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and to the shareholder of Videotron Ltd.

We have audited the accompanying consolidated balance sheets of Videotron Ltd. as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Corporation’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Videotron Ltd. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/S/ ERNST & YOUNG LLP1

Montreal, Canada

March 12, 2014

[1]	CPA auditor, CA, public accountancy permit no. A107913

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2013, 2012 and 2011

(in thousands of Canadian dollars)

	Note	2013	2012	2011
			(restated, notes 1 (b), 8, 9)	(restated, notes 1 (b), 8, 9)

Revenues
Cable television		$1,090,261	$1,079,343	$1,012,604
Internet		818,400	772,497	698,234
Cable telephony		473,798	454,861	436,694
Mobile telephony		220,561	171,624	112,762
Business solutions		63,525	64,945	63,109
Equipment sales		36,524	43,412	55,953
Other		8,754	11,162	9,974

		2,711,823	2,597,844	2,389,330

Employee costs	2	370,536	359,278	320,281
Purchase of goods and services	2	1,056,480	1,034,862	995,461
Amortization		561,743	485,385	407,011
Financial expenses	3	174,145	179,498	161,211
Loss (gain) on valuation and translation of financial instruments	4	163,725	(75,738)	(53,869)
Loss (gain) on debt refinancing	5	18,912	(7,608)	(4,986)
Restructuring of operations and other special items	6	684	478	15,094

Income before income taxes		365,598	621,689	549,127

Income taxes
Current	7	79,792	41,347	(22,778)
Deferred	7	(50,343)	74,508	127,845

		29,449	115,855	105,067

Income from continuing operations		336,149	505,834	444,060

Income from discontinued operations	8	40,706	8,145	12,175

Net income		$376,855	$513,979	$456,235

Net income from continuing operations attributable to
Shareholder		$335,842	$505,610	$443,831
Non-controlling interests		307	224	229

Net income attributable to
Shareholder		$376,548	$513,755	$456,006
Non-controlling interests		307	224	229

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2013, 2012 and 2011

(in thousands of Canadian dollars)

	Note	2013	2012	2011
			(restated, notes 1 (b), 9)	(restated, notes 1 (b), 9)

Net income		$376,855	$513,979	$456,235

Other comprehensive income (loss):
Items that may be reclassified to income:
Cash flows hedges:
(Loss) gain on valuation of derivative financial instruments		(24,975)	18,895	1,173
Deferred income taxes		(349)	672	(2,879)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)	27	56,755	(11,072)	(29,799)
Deferred income taxes		(15,197)	2,979	8,012
Reclassification to income:
(Gain) loss related to cash flows hedges	5	(6,516)	4,065	801
Deferred income taxes		199	(1,500)	(200)

		9,917	14,039	(22,892)

Comprehensive income		$386,772	$528,018	$433,343

Comprehensive income attributable to
Shareholder		$386,465	$527,794	$433,114
Non-controlling interests		307	224	229

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2013, 2012 and 2011

(in thousands of Canadian dollars)

	Equity attributable to shareholder
	Capital stock (note 20)	Retained earnings	Accumulated other comprehensive loss (note 22)	Equity attributable to non-controlling interests	Total equity

Balance as of December 31, 2010 as previously reported	$3,401	$733,843	$(4,139)	$1,140	$734,245

Changes in accounting policies (note 1 (b))	—	6,034	(6,034)	—	—

Related party transaction (note 9)	—	(18,604)	—	—	(18,604)

Balance as of December 31, 2010, as restated	3,401	721,273	(10,173)	1,140	715,641

Net income	—	456,006	—	229	456,235

Other comprehensive loss	—	—	(22,892)	—	(22,892)

Acquisition of a subsidiary from an affiliated corporation (note 8)	—	(32,140)	—	—	(32,140)

Dividends	—	(140,000)	—	(55)	(140,055)

Balance as of December 31, 2011	3,401	1,005,139	(33,065)	1,314	976,789

Net income	—	513,755	—	224	513,979

Other comprehensive income	—	—	14,039	—	14,039

Related party transaction (note 9)	—	30,000	—	—	30,000

Acquisition of a non-controlling interest	—	—	—	(38)	(38)

Dividends	—	(760,000)	—	(463)	(760,463)

Balance as of December 31, 2012	3,401	788,894	(19,026)	1,037	774,306

Net income	—	376,548	—	307	376,855

Other comprehensive income	—	—	9,917	—	9,917

Related party transaction (note 9)	—	22,953	—	—	22,953

Dividends	—	(361,880)	—	(401)	(362,281)

Balance as of December 31, 2013	$3,401	$826,515	$(9,109)	$943	$821,750

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2013, 2012 and 2011

(in thousands of Canadian dollars)

	Note	2013	2012	2011
			(restated, notes 1 (b), 8, 9)	(restated, notes 1 (b), 8, 9)

Cash flows related to operating activities
Net income from continuing operations		$336,149	$505,834	$444,060
Adjustments for:
Amortization of fixed assets	12	455,189	388,455	322,526
Amortization of intangible assets	13	106,554	96,930	84,485
Loss (gain) on valuation and translation of financial instruments	4	163,725	(75,738)	(53,869)
Amortization of financing costs and long-term debt premium or discount	3	5,263	5,572	4,238
Deferred income taxes	7	(50,343)	74,508	127,845
Loss (gain) on debt refinancing	5	18,912	(7,608)	(4,986)
Other		2,882	3,679	1,034

		1,038,331	991,632	925,333
Net change in non-cash balances related to operating activities		20,009	156,215	(32,880)

Cash flows provided by continuing operating activities		1,058,340	1,147,847	892,453

Cash flows related to investing activities
Additions to fixed assets	12	(546,842)	(670,238)	(725,205)
Additions to intangible assets	13	(51,652)	(75,615)	(70,767)
Net proceeds from business disposal	8	50,318	—	—
Dividends from an affiliated corporation	9	10,500	30,000	—
Acquisition of a subsidiary from an affiliated corporation	8	—	—	(32,140)
Other		12,801	7,043	4,890

Cash flows used in continuing investing activities		(524,875)	(708,810)	(823,222)

Cash flows related to financing activities
Issuance of long-term debt, net of financing fees	18	394,820	787,571	294,846
Net borrowings under bank credit facilities, net of financing fees	18	(10,714)	(10,714)	65,781
Repayment of long-term debt	5, 18	(417,833)	(394,094)	(248,291)
Settlement of hedging contracts	5	19,431	(2,934)	(54,777)
Dividends		(361,880)	(760,000)	(140,000)
Other		(1,223)	(503)	(14)

Cash flows used in continuing financing activities		(377,399)	(380,674)	(82,455)

Net change in cash and cash equivalents from continuing operations		156,066	58,363	(13,224)

Cash flows provided by discontinued operations	8	3,172	10,775	11,808

Cash and cash equivalents at beginning of year		163,231	94,093	95,509

Cash and cash equivalents at end of year		$322,469	$163,231	$94,093

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2013, 2012 and 2011

(in thousands of Canadian dollars)

	2013	2012	2011
		(restated, notes 8, 9)	(restated, notes 8, 9)

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash (bank overdraft)	$93,156	$10,522	$(22,406)
Cash equivalents	229,313	152,709	116,499

	$322,469	$163,231	$94,093

Changes in non-cash balances related to operating activities
Accounts receivable	$4,444	$(1,161)	$(18,577)
Amounts receivable from and payable to affiliated corporations	11,341	9,846	(2,616)
Inventories	1,147	27,246	(26,616)
Prepaid expenses	(9,344)	(2,406)	4,531
Accounts payable, accrued charges and provisions	(43,944)	85,286	17,502
Income taxes	59,320	40,563	(23,030)
Stock-based compensation	(3,477)	(2,920)	(2,750)
Deferred revenues	(1,249)	(408)	24,332
Defined benefit plans	(6,068)	(1,381)	(3,831)
Other	7,839	1,550	(1,825)

	$20,009	$156,215	$(32,880)

Non-cash investing activities
Net change in additions to fixed assets and intangible assets financed with accounts payable	$(1,243)	$49,516	$(28,956)

Interest and taxes reflected as operating activities
Cash interest payments	$168,436	$165,025	$163,365
Cash income tax payments (net of refunds)	21,789	912	1,008

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2013 and 2012

(in thousands of Canadian dollars)

	Note	2013	2012
			(restated, note 9)

Assets
Current assets
Cash and cash equivalents		$322,469	$163,231
Accounts receivable		250,170	257,127
Income taxes	7	1,615	—
Amounts receivable from affiliated corporations	26	26,113	17,968
Inventories	10	94,260	95,407
Prepaid expenses		26,941	18,175

Total current assets		721,568	551,908

Non-current assets
Investments	11	2,280,000	1,630,000
Fixed assets	12	2,908,082	2,831,020
Intangible assets	13	624,066	681,941
Goodwill	14	429,252	448,752
Subordinated loan to affiliated corporation	26	—	800,000
Derivative financial instruments	25	29,638	3,175
Deferred income taxes	7	—	3,908
Other assets	15	36,790	41,403

Total non-current assets		6,307,828	6,440,199

Total assets		$7,029,396	$6,992,107

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2013 and 2012

(in thousands of Canadian dollars)

	Note	2013	2012
			(restated, note 9)

Liabilities and equity

Current liabilities
Accounts payable and accrued charges	16	$408,621	$460,504
Amounts payable to affiliated corporations	26	38,338	37,692
Provisions	17	10,757	7,810
Deferred revenue		247,753	249,094
Income taxes	7	84,522	28,998
Derivative financial instruments	25	116,230	—
Current portion of long-term debt	18	10,714	10,714

Total current liabilities		916,935	794,812

Non-current liabilities
Long-term debt	18	2,388,391	2,116,343
Subordinated loan from parent corporation	11	2,280,000	1,630,000
Redeemable preferred shares	26	—	800,000
Derivative financial instruments	25	77,278	234,419
Deferred income taxes	7	492,078	527,073
Other liabilities	19	52,964	115,154

Total non-current liabilities		5,290,711	5,422,989

Total liabilities		6,207,646	6,217,801

Equity
Capital stock	20	3,401	3,401
Retained earnings		826,515	788,894
Accumulated other comprehensive loss	22	(9,109)	(19,026)

Equity attributable to shareholder		820,807	773,269
Non-controlling interests		943	1,037

Total equity		821,750	774,306

Commitments and contingencies	17, 23
Guarantees	24
Subsequent event	28

Total liabilities and equity		$7,029,396	$6,992,107

See accompanying notes to consolidated financial statements.

On March 12, 2014, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2013, 2012 and 2011.

On behalf of the Board of Directors,

/s/ Françoise Bertrand,	/s/ Jean La Couture,
Director	Director

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montreal (Québec), Canada. The percentages of voting rights and of equity in its major subsidiaries are as follows:

% equity and voting
Videotron G.P.	100.0%
Videotron L.P.	100.0%
Videotron Infrastructures Inc.	100.0%
Videotron US Inc.	100.0%
SETTE Inc.	84.53%

The Corporation offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies and televisual products through its video-on-demand services.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(j)), the liability related to stock-based compensation (note 1(s)), and the net defined benefit liability (note 1(t)), and are presented in Canadian dollars (“CAN dollars”), which is the currency of the primary economic environment in which the Corporation and its subsidiaries operate (“functional currency”).

Comparative figures for the years ended December 31, 2012 and 2011 have been restated to conform to the presentation adopted for the year ended December 31, 2013.

(b)	Changes in accounting policies

On January 1, 2013, the Corporation adopted retrospectively the following standards. Unless otherwise indicated, the adoption of these new standards did not have a material impact on prior period comparative figures.

(i)	IFRS 10 Consolidated Financial Statements replaces SIC 12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent corporation.

(ii)	IFRS 11 Joint Arrangements replaces IAS 31 Interests in Joint Ventures with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interest in joint ventures. The new standard requires that such interests be recognized using the equity method.

(iii)	IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off-balance sheet vehicles.

(iv)	IFRS 13 Fair Value Measurement is a new and comprehensive standard that sets out a framework for measuring at fair value and that provides guidance on required disclosures about fair value measurements.

(v)	IAS 1 Presentation of Financial Statements was amended and the principal change resulting from amendments to this standard is the requirement to present separately other comprehensive items that may be reclassified to income and other comprehensive items that will not be reclassified to income.

(vi)	IAS 19 Employee Benefits (Amended) involves, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the consolidated statement of income. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period. IAS 19 also allows amounts recorded in other comprehensive income to be recognized either immediately in retained earnings or as a separate category within equity. The Corporation chose to recognize amounts recorded in other comprehensive income in accumulated other comprehensive income.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Changes in accounting policies (continued)

(vi)	IAS 19 Employee Benefits (Amended) (continued)

The adoption of the amended standard had the following impacts on prior period figures:

Consolidated statements of income
Increase (decrease)	2012	2011

Employee costs	$128	$452
Financial expenses	3,479	2,105
Deferred income taxes	(970)	(688)

Income from continuing operations	$(2,637)	$(1,869)

Income from continuing operations attributable to:
Shareholder	$(2,637)	$(1,869)
Non-controlling interests	—	—

Consolidated statements of comprehensive income
Increase (decrease)	2012	2011

Net income	$(2,637)	$(1,869)
Re-measurement loss	(3,607)	(2,557)
Deferred income taxes	970	688

Comprehensive income	$—	$—

Consolidated balance sheets
Increase (decrease)	2012	2011

Retained earnings	$35,914	$27,821
Accumulated other comprehensive loss	(35,914)	(27,821)

(c)	Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. Intercompany transactions and balances are eliminated on consolidation.

A subsidiary is an entity controlled by the Corporation. Control is achieved when the Corporation is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Consolidation (continued)

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

(d)	Business combinations

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

(e)	Foreign currency translation

Foreign currency transactions are translated to the functional currency by applying the exchange rate prevailing at the date of the transactions. Translation gains and losses on assets and liabilities denominated in a foreign currency are included in financial expenses, or in gain or loss on valuation and translation of financial instruments, unless hedge accounting is used.

(f)	Revenue recognition

The Corporation recognizes operating revenues when the following criteria are met:

•	the amount of revenue can be measured reliably;

•	the receipt of economic benefits associated with the transaction is probable;

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably;

•	the stage of completion can be measured reliably where services have been rendered; and

•	significant risks and rewards of ownership, including effective control, have been transferred to the buyer where goods have been sold.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Revenue recognition (continued)

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

(g)	Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generating units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or the CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Income taxes

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

(i)	Leases

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Financial instruments

Classification, recognition and measurement

Financial instruments are classified as held for trading, available for sale, held to maturity, loans and receivables, or as other financial liabilities, and measurement in subsequent periods depends on their classification. The Corporation has classified its financial instruments (except derivative financial instruments) as follows:

Held for trading	Loans and receivables	Available for sale	Other liabilities
• Cash and cash equivalents	• Accounts receivable • Amounts receivable from affiliated corporations • Investments • Subordinated loan to an affiliated corporation	• Other portfolio investments included in “Other assets”

•   Accounts payable and accrued charges

•   Amounts payable to affiliated corporations

•   Provisions

•   Long-term debt

•   Subordinated loan from parent corporation

•   Redeemable preferred shares

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Financial instruments (continued)

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

•

The Corporation uses cross-currency interest rate swaps to hedge (i) foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency interest rate swaps that set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting an interest rate from a floating rate to a floating rate or from a fixed rate to a fixed rate, are designated as cash flow hedges. The cross-currency interest rate swaps are designated as fair value hedges when they set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting the interest rate from a fixed rate to a floating rate.

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

(k)	Financing fees

Financing fees related to long-term debt are capitalized in reduction of long-term debt and amortized using the effective interest rate method.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Tax credits and government assistance

The Corporation receives tax credits mainly related to its research and development activities. Government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are met.

(m)	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. These highly liquid investments consisted mainly of Bankers’ acceptances and term deposits.

(n)	Accounts receivable

Accounts receivable are stated at their nominal value, less an allowance for doubtful accounts. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. Individual accounts receivable are written off when management deems them not collectible.

(o)	Inventories

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

(p)	Fixed assets

Fixed assets are stated at cost. Cost represents the acquisition costs, net of government grants and investment tax credits, or construction costs, including preparation, installation and testing costs. In the case of projects to construct cable and mobile networks, the cost includes equipment, direct labour and related overhead costs. Projects under development may also be comprised of advance payments made to suppliers for equipment under construction.

Borrowing costs are also included in the cost of fixed assets when the development of the asset commenced after January 1, 2010. Future expenditures, such as maintenance and repairs, are expensed as incurred.

Amortization is calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful life
Buildings and their components	25 to 40 years
Furniture and equipment	3 to 7 years
Receiving, distribution and telecommunication networks	3 to 20 years
Customer equipment	3 to 7 years

Amortization methods, residual values, and the useful lives of significant fixed assets are reviewed at each financial year-end. Any change is accounted for prospectively as a change in accounting estimate.

Leasehold improvements are amortized over the shorter of the term of the lease and economic life.

The Corporation and Rogers Communications Partnership are engaged in an agreement to build out and operate a shared Long-Term Evolution wireless network in the Province of Québec and in the Ottawa region.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Fixed assets (continued)

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

(q)	Goodwill and intangible assets

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

For business acquisitions that occurred prior to January 1, 2010, goodwill represented the excess of the cost of acquisition over the Corporation’s interest in the fair value of the identifiable assets and liabilities of the business acquired at the date of acquisition. No goodwill attributable to non-controlling interests was recognized for these business acquisitions.

Goodwill is allocated as at the date of a business acquisition to a CGU for purposes of impairment testing (note 1(g)). The allocation is made to the CGU or group of CGUs expected to benefit from the synergies of the business acquisition.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Provisions

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

(s)	Stock-based compensation

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

Estimates of the fair value of stock option awards are determined by applying an option-pricing model, taking into account the terms and conditions of the grant. Key assumptions are described in note 21.

(t)	Pension plans and postretirement benefits

The Corporation offers defined contribution pension plans and defined benefit pension plans to some of its employees.

(i)	Defined contribution pension plans

Under its defined contribution pension plans, the Corporation pays fixed contributions to participating employees’ pension plans and has no legal or constructive obligation to pay any further amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefits in the consolidated statements of income when the contributions become due.

(ii)	Defined benefit pension plans and postretirement plans

Defined benefit pension plan costs are determined using actuarial methods and are accounted for using the projected unit credit method, which incorporates management’s best estimates of future salary levels, other cost escalations, retirement ages of employees, and other actuarial factors. Defined benefit pension costs recognized in the consolidated statements of income as employee costs, mainly include the following:

•	service costs provided in exchange for employee services rendered during the period;

•	prior service costs recognized at the earlier of (a) when the employee benefit plan is amended or (b) when restructuring costs are recognized;

•	curtailment or settlement gain or loss.

Interest on net defined benefit liability or asset recognized in the consolidated statements of income, as financial expenses, is determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)	Pension plans and postretirement benefits (continued)

(ii)	Defined benefit pension plans and postretirement plans (continued)

Re-measurements of the net defined benefit liability or asset are recognized immediately in other comprehensive income and in accumulated other comprehensive income. Re-measurements are comprised of the following:

•	actuarial gains and losses arising from changes in financial and demographic actuarial assumptions used to determine the defined benefit obligation or from experience adjustments on liabilities;

•	the difference between actual return on plan assets and interest income on plan assets calculated as part of the interest on net defined benefit liability or asset;

•	changes in the net benefit asset limit or the minimum funding liability.

Recognition of a net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the present value of future contributions to the plan, to the extent to which the Corporation can unilaterally reduce those future contributions. In addition, an adjustment to the net benefit asset or the net benefit liability can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans.

The Corporation also offers health and life insurance plans to some of its retired employees. The cost of postretirement benefits is determined using an accounting methodology similar to that for defined benefit pension plans. The benefits related to these plans are funded by the Corporation as they become due.

(u)	Use of estimates and judgments

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

The following significant areas represent management’s most difficult, subjective or complex estimates:

(i)	Recoverable amount of an asset or a CGU

When an impairment test is performed on an asset or a CGU, management estimates the recoverable amount of the asset or CGU based on its fair value less costs to sell or its value in use. These estimates are based on valuation models requiring the use of a number of assumptions such as pre-tax discount rate (WACC) and perpetual growth rate. These assumptions have a significant impact on the results of impairment tests and on the impairment charge, as the case may be, recorded in the consolidated statement of income. A description of key assumptions used in the goodwill impairment tests and a sensitivity analysis of recoverable amounts are presented in note 14.

(ii)	Fair value of derivative financial instruments, including embedded derivatives not closely related to the host contract

Derivative financial instrument must be accounted for at their fair value, which is estimated using valuation models based on a number of assumptions such as future cash flows, period-end swap rates, foreign exchange rates, and credit default premium. Also, the fair value of embedded derivatives related to early settlement option on debt is determined with option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium. The assumptions used in the valuation models have a significant impact on the gain or loss on valuation and translation of financial instruments recorded in the consolidated statement of income, the gain or loss on valuation of financial instruments recorded in the consolidated statement of comprehensive income, and the carrying value of derivative financial instruments in the consolidated balance sheet. A description of valuation models used and sensitivity analysis on key assumptions are presented in note 25.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	Use of estimates and judgments (continued)

(iii)	Costs and obligations related to pension and postretirement benefit plans

Estimates of costs and obligations related to pension and postretirement benefit obligations are based on a number of assumptions, such as the discount rate, the rate of increase in compensation, the retirement age of employees, health care costs, and other actuarial factors. Certain of these assumptions may have a significant impact on employee costs and financial expenses recorded in the consolidated statement of income, the re-measurement gain or loss on defined benefit plans recorded in the consolidated statement of comprehensive income, and on the carrying value of other assets or other liabilities in the consolidated balance sheet. Key assumptions and sensitivity analysis on discount rate are presented in note 27.

(iv)	Provisions

The recognition of provisions requires management to estimate expenditure required to settle a present obligation or to transfer it to third parties at the date of assessment. An assessment of the probable outcomes of legal proceedings or other contingency is also required. A description of the main provisions, including management expectations on the potential effect on the consolidated financial statements of the possible outcomes of legal disputes, is presented in note 17.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)	Recent accounting pronouncements

The Corporation has not yet completed its assessment of the impact of the adoption of these pronouncements on its consolidated financial statements.

(i)	IFRS 9 – Financial Instruments is required to be applied retrospectively, with early adoption permitted.

IFRS 9 simplifies the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk management activities undertaken by entities.

(ii)	IFRIC 21 – Levies is required to be applied retrospectively for periods beginning January 1, 2014.

IFRIC 21 clarifies the timing of accounting for a liability for outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2013	2012	2011
		(restated, notes 1 (b), 8, 9)	(restated, notes 1 (b), 8, 9)

Employee costs	$488,901	$479,579	$438,016
Less: employee costs capitalized to fixed assets and intangible assets	(118,365)	(120,301)	(117,735)

	370,536	359,278	320,281

Purchase of goods and services
Royalties and rights	426,455	425,103	400,119
Cost of sales	144,891	134,639	161,167
Subcontracting costs	103,335	113,369	116,237
Marketing and distribution expenses	57,101	68,321	61,294
Other	324,698	293,430	256,644

	1,056,480	1,034,862	995,461

	$1,427,016	$1,394,140	$1,315,742

3.	FINANCIAL EXPENSES

	2013	2012	2011
		(restated, notes 1 (b), 8, 9)	(restated, notes 1 (b), 8, 9)

Third parties :
Interest on long-term debt	$171,803	$175,433	$159,491
Amortization of financing costs and long-term debt premium or discount	5,263	5,572	4,238
Loss on foreign currency translation on current monetary items	2,333	2,683	1,550
Other	(2,755)	(2,297)	(1,446)

	176,644	181,391	163,833
Affiliated corporations :

Interest expense (net of interest income)	254,580	188,146	99,125
Dividend income (net of dividend expense)	(260,909)	(193,518)	(103,852)

	(6,329)	(5,372)	(4,727)
Interest on net defined benefit liability	3,830	3,479	2,105

	$174,145	$179,498	$161,211

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

4.	LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	2013	2012	2011

Loss (gain) on embedded derivatives	$97,423	$(80,674)	$(56,730)
Loss on reversal of embedded derivatives upon debt redemption (note 5)	67,002	6,316	2,273
Loss (gain) on derivative financial instruments for which hedge accounting is not used	448	(1,380)	—
Gain on the ineffective portion of cash flow hedges	(1,148)	—	—
Loss on the ineffective portion of fair value hedges	—	—	588

	$163,725	$(75,738)	$(53,869)

5.	LOSS (GAIN) ON DEBT REFINANCING

2013

In 2013, the Corporation redeemed US$380.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due April 2018 and settled its related hedging contracts for a total cash consideration of $399.6 million. This transaction resulted in a total loss of $18.9 million (before income taxes), including a gain of $6.5 million previously recorded in other comprehensive income.

2012

In March 2012, the Corporation redeemed all of its 6.875% Senior Notes due January 2014 in an aggregate principal amount of US$395.0 million for a total cash consideration of $394.1 million. This transaction resulted in a total gain of $7.6 million (before income taxes), including a loss of $4.1 million previously recorded in other comprehensive income.

2011

In July 2011, the Corporation redeemed US$255.0 million in aggregate principal amount of its issued and outstanding 6.875% Senior Notes due January 2014 and settled its related hedging contracts, representing a total cash consideration of $303.1 million. This transaction resulted in a total gain of $5.0 million (before income taxes), including a loss of $0.8 million previously recorded in other comprehensive income.

6.	RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL ITEMS

	2013	2012	2011
		(restated, note 9)	(restated, note 9)

Restructuring of operations[1]	$—	$407	$14,802
Other	684	71	292

	$684	$478	$15,094

[1]	Costs for the migration of the Corporation’s pre-existing Mobile Virtual Network Operator subscribers to its wireless network.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

7.	INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.9% in 2013 (26.9% in 2012 and 28.4% in 2011), and income taxes in the consolidated statements of income:

	2013	2012	2011
		(restated, notes 1 (b), 8, 9)	(restated, notes 1 (b), 8, 9)

Income taxes at domestic statutory tax rate	$98,346	$167,234	$155,952
(Reduction) increase resulting from:
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	(1,856)	(2,522)	(10,611)
Effect of tax consolidation transactions with the parent corporation and affiliated corporations	(70,185)	(52,057)	(45,094)
Other	3,144	3,200	4,820

Income taxes	$29,449	$115,855	$105,067

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated balance sheets		Consolidated income statements
	2013	2012	2013	2012	2011
		(restated, note 9)		(restated, notes 1 (b), 8, 9)	(restated, notes 1 (b), 8, 9)

Loss carryforwards	$—	$493	$—	$(41,495)	$45,245
Accounts payable, accrued charges and provisions	3,816	3,918	(102)	(583)	(1,116)
Defined benefit plans	2,085	17,826	(544)	576	(567)
Fixed assets	(369,348)	(349,215)	(20,133)	(30,412)	(43,440)
Goodwill and intangible assets	(55,566)	(58,086)	5,936	(5,746)	(3,802)
Benefits from a general partnership	(87,370)	(101,831)	14,461	6,815	(108,646)
Long-term debt and derivative financial instruments	22,988	(25,536)	48,674	(3,901)	(14,082)
Other	(8,683)	(10,734)	2,051	238	(1,437)

	$(492,078)	$(523,165)	$50,343	$(74,508)	$(127,845)

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

7.	INCOME TAXES (continued)

Changes in the net deferred income tax liability are as follows:

	2013	2012
		(restated, notes 8, 9)

Balance as of beginning of the year	$(523,165)	$(450,056)
Recognized in statements of income	50,343	(74,508)
Recognized in other comprehensive income	(15,347)	2,151
Discontinued operations and other	(3,909)	(752)

Balance as of the end of the year	$(492,078)	$(523,165)

Deferred income tax asset	$—	$3,908
Deferred income tax liability	(492,078)	(527,073)

	$(492,078)	$(523,165)

The Corporation has not recognized a deferred income tax liability for the undistributed earnings of its foreign subsidiary in the current or prior years since the Corporation does not expect to sell or repatriate funds from those investments, in which case the undistributed earnings might become taxable.

There are no income tax consequences attached to the payment of dividends in 2013, 2012 or 2011 by the Corporation to its shareholder.

8.	DISCONTINUED OPERATIONS

On May 1, 2011, the Corporation acquired Jobboom Inc., a subsidiary of an affiliated corporation, for a total cash consideration of $32.1 million. Since the transaction occurred between wholly owned subsidiaries of the parent corporation, the acquisition was accounted for using the continuity of interest method and the cash consideration paid was recorded in reduction of retained earnings.

On May 31, 2013, the Corporation sold its specialized Web sites Jobboom and Réseau Contact to its parent corporation, for a total consideration of $65.0 million. This transaction resulted in a gain on sale of $38.0 million. The results and cash flows related to these businesses, as well as the gain of $38.0 million on the sale of Jobboom and Réseau Contact, were reclassified as discontinued operations in the consolidated statements of income and cash flows as this transaction occurred in connection with the sale of Jobboom and Réseau Contact by the parent corporation to an external party in 2013.

9.	CORPORATE REORGANIZATION

On December 29, 2013, the Corporation sold all the operating assets and liabilities of Le Superclub Videotron to a wholly owned subsidiary of its parent corporation for a total consideration of $11.1 million. Since as a result of this transaction, no substantive changes have occurred in the parent corporation reporting group and in accordance with the reporting group accounting policy, all figures related to Le Superclub Videotron have been restated as if Le Superclub Videotron had never been a subsidiary of the Corporation.

The total consideration received in 2013, as well as dividends received in 2013 and in prior years were presented directly in retained earnings.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

9.	CORPORATE REORGANIZATION (continued)

The following table summarizes the impact of this corporate reorganization on the Corporation’s consolidated balance sheet:

December 31, 2012
Le Superclub Vidéotron Ltée
Total assets	$785,916
Total liabilities	(800,181)

Decrease in net assets	$(14,265)

10.	INVENTORIES

	2013	2012
		(restated, note 9)

Customer equipment	$78,831	$78,278
Network materials	15,429	17,129

	$94,260	$95,407

Cost of inventories included in purchase of goods and services and restructuring of operations amounted to $120.7 million in 2013 ($110.6 million in 2012 and $143.2 million in 2011). Write-downs of inventories totalling $0.5 million were recognized in purchase of goods and services in 2013 ($2.7 million in 2012 and $13.3 million in 2011).

11.	SUBORDINATED LOAN FROM PARENT CORPORATION

	2013	2012
Subordinated loan – Quebecor Media Inc.	$2,280,000	$1,630,000

On September 20, 2013, the Corporation contracted a subordinated loan of $3.25 billion from Quebecor Media Inc., bearing interest at a rate of 10.75%, payable every six months on June 20 and December 20, and maturing on September 20, 2043. On the same day, the Corporation invested the total proceeds of $3.25 billion into 3,250,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On December 27, 2013, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 2,600,000 preferred shares, Series B, for a total cash consideration of $2.6 billion, including cumulative dividends of $5.4 million. On the same day, the Corporation used the total proceeds of $2.6 billion to repay part of its subordinated loan contracted from Quebecor Media Inc.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

12.	FIXED ASSETS

For the years ended December 31, 2013 and 2012, changes in the net carrying amount of fixed assets are as follows:

	Land and buildings	Furniture and equipment	Receiving and distribution networks	Customer equipment	Projects under development	Total
Cost:
Balance as of December 31, 2011	$127,303	$371,723	$4,184,618	$264,339	$62,200	$5,010,183
Additions	27,854	50,764	390,304	140,464	60,852	670,238
Net change in additions financed with accounts payable	(97)	(1,633)	(45,915)	1,640	1,272	(44,733)
Reclassification and other items	—	23,058	56,744	—	(81,661)	(1,859)
Retirement or disposals	(2,342)	(4,621)	(82,713)	(15,849)	—	(105,525)

Balance as of December 31, 2012	152,718	439,291	4,503,038	390,594	42,663	5,528,304
Additions	15,608	46,286	293,773	119,899	71,276	546,842
Net change in additions financed with accounts payable	—	(48)	(4,994)	(1,540)	1,095	(5,487)
Reclassification and other items	—	11,916	50,968	—	(64,086)	(1,202)
Retirement or disposals	(101)	(4,967)	(66,727)	(13,922)	—	(85,717)

Balance as of December 31, 2013	$168,225	$492,478	$4,776,058	$495,031	$50,948	$5,982,740

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

12.	FIXED ASSETS (continued)

	Land and buildings	Furniture and equipment	Receiving and distribution networks	Customer equipment	Projects under development	Total

Accumulated amortization:
Balance as of December 31, 2011	$(44,567)	$(165,091)	$(2,074,762)	$(124,529)	$—	$(2,408,949)
Amortization	(3,400)	(47,964)	(282,771)	(54,320)	—	(388,455)
Retirement and disposals	2,317	3,928	82,291	11,584	—	100,120

Balance as of December 31, 2012	(45,650)	(209,127)	(2,275,242)	(167,265)	—	(2,697,284)
Amortization	(5,093)	(54,052)	(309,054)	(86,990)	—	(455,189)
Retirement and disposals	101	3,211	65,717	8,786	—	77,815

Balance as of December 31, 2013	$(50,642)	$(259,968)	$(2,518,579)	$(245,469)	$—	$(3,074,658)

Net carrying amount:
As of December 31, 2012	107,068	230,164	2,227,796	223,329	42,663	2,831,020
As of December 31, 2013	$117,583	$232,510	$2,257,479	$249,562	$50,948	$2,908,082

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

13.	INTANGIBLE ASSETS

For the years ended December 31, 2013 and 2012, changes in the net carrying amount of intangible assets are as follows:

	AWS spectrum licenses[1]	Software and other intangible assets	Projects under development	Total
Cost:
Balance as of December 31, 2011	$554,549	$336,379	$28,846	$919,774
Additions	—	57,057	18,558	75,615
Net change in additions financed with accounts payable	—	(4,779)	(4)	(4,783)
Business disposal (note 8)	—	1,981	(952)	1,029
Retirements	—	(628)	—	(628)
Reclassification and other items	—	27,330	(29,286)	(1,956)

Balance as of December 31, 2012	554,549	417,340	17,162	989,051
Additions	—	37,431	14,221	51,652
Net change in additions financed with accounts payable	—	4,246	(2)	4,244
Business disposal (note 8)	—	(4,012)	—	(4,012)
Retirements	—	(5,839)	—	(5,839)
Reclassification and other items	—	19,590	(21,509)	(1,919)

Balance as of December 31, 2013	$554,549	$468,756	$9,872	$1,033,177

[1]

The Corporation has the option, effective as of January 1, 2014, to sell its unused AWS spectrum licence in the Toronto region to Rogers Communications Partnership for a price of $180.0 million. The spectrum licence was purchased at a cost of $96.4 million in 2008.

The cost of internally generated intangible assets, mainly composed of software, was $319.4 million as of December 31, 2013 ($287.2 million as of December 31, 2012). For the year ended December 31, 2013, the Corporation recorded additions of internally generated intangible assets of $37.2 million ($41.4 million in 2012 and $49.4 million in 2011).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

13.	INTANGIBLE ASSETS (continued)

	AWS spectrum licenses	Software and other intangible assets	Projects under development	Total
Accumulated amortization:
Balance as of December 31, 2011	$(66,868)	$(144,122)	$—	$(210,990)
Amortization	(55,630)	(41,300)	—	(96,930)
Retirements	—	628	—	628
Business disposal (note 8)	—	(554)	—	(554)
Reclassification and other items	—	736	—	736

Balance as of December 31, 2012	(122,498)	(184,612)	—	$(307,110)
Amortization	(55,630)	(50,924)	—	(106,554)
Retirements	—	2,618	—	2,618
Business disposal (note 8)	—	1,935	—	1,935

Balance as of December 31, 2013	$(178,128)	$(230,983)	$—	$(409,111)

Net carrying amount:
As of December 31, 2012	432,051	232,728	17,162	681,941
As of December 31, 2013	$376,421	$237,773	$9,872	$624,066

The accumulated amortization of internally generated intangible assets, mainly composed of software, was $142.2 million as of December 31, 2013 ($111.5 million as of December 31, 2012). For the year ended December 31, 2012, the Corporation recorded $33.6 million of amortization ($29.1 million in 2012 and $20.0 million in 2011) for its internally generated intangible assets.

The net carrying value of internally generated intangible assets was $177.2 million as of December 31, 2013 ($175.8 million as of December 31, 2012).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

14.	GOODWILL

For the years ended December 31, 2013 and 2012, changes in the net carrying amount of goodwill are as follows:

Cost:
Balance as of December 31, 2011	$481,963
Business acquisition	100

Balance as of December 31, 2012	482,063
Business disposal (note 8)	(19,500)

Balance as of December 31, 2013	$462,563

Accumulated amortization:
Balance as of December 31, 2013 and 2012	$(33,311)

Net carrying amount:
As of December 31, 2012	$448,752
As of December 31, 2013	$429,252

The net carrying amount of goodwill as of December 31, 2013 and 2012 is allocated to the following significant groups of CGUs:

	2013	2012
		(restated, note 9)
Group of CGUs

Telecommunications	$429,252	$429,252
Specialized websites	—	19,500

Total	$429,252	$448,752

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

14.	GOODWILL (continued)

Recoverable amounts

Recoverable amounts of CGUs were determined based on value in use or fair value less costs of disposal with respect to the impairment tests performed. The Corporation uses the discounted cash flow method to estimate the recoverable amount, consisting of future cash flows derived primarily from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts considered each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. A perpetual growth rate is used for cash flows beyond this three-year period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of (i) the time value of money, and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate was determined with regard to the specific markets in which the CGUs participate. The following key assumptions were used to determine recoverable amounts in the most recent impairment tests performed:

	2013		2012
Group of CGUs	Pre-tax discount rate (WACC)	Perpetual growth rate	Pre-tax discount rate (WACC)	Perpetual growth rate
Telecommunications[1]	9.0%	3.0%	9.0%	3.0%
Specialized websites	—	—	17.9	2.0

[1]

As allowed by IAS 36, Impairment of assets, recoverable amounts calculated in the 2012 annual impairment test were used in the tests performed in 2013 for this CGU. Accordingly, pre-tax discount rates and perpetual growth rates are the same in 2013 and 2012.

Sensitivity of recoverable amounts

An incremental increase in the pre-tax discount rate of 10.4% and an incremental decrease in the perpetual growth rate of 11.5% would have been required in the most recently performed test for the recoverable amount to equal the carrying value of the Telecommunications CGU in 2013. Since recoverable amounts calculated in the 2012 annual impairment test were used in the test performed in 2013, sensitivity tests are the same than the ones disclosed in 2012.

15.	OTHER ASSETS

	2013	2012
Deferred connection costs	$31,614	$38,157
Defined benefit plans (note 27)	3,050	—
Other	2,126	3,246

	$36,790	$41,403

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

16.	ACCOUNTS PAYABLE AND ACCRUED CHARGES

	2013	2012
		(restated, note 9)

Trade and accruals	$297,958	$350,878
Salaries and employee benefits	79,606	78,543
Interest payable	30,072	26,503
Stock-based compensation (note 21)	985	4,580

	$408,621	$460,504

17.	PROVISIONS AND CONTINGENCIES

Contingencies, legal disputes and other

Balance as of December 31, 2012 (restated, note 9)	$11,081
Net change in income	2,802
Payments	(1,227)
Other	1,698

Balance as of December 31, 2013	$14,354

Current portion	$10,757
Non-current portion[1]	3,597

[1]	The non-current portion of provisions and contingencies is included in other liabilities (note 19)

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

Other provisions

Other provisions are mainly related to decommissioning obligations.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

18.	LONG-TERM DEBT

	Effective interest rate as of December 31, 2013		2013	2012
Bank credit facilities (i)	2.78%		48,214	58,929
Senior Notes (ii) (note 5)	(ii	)	2,390,265	2,274,115

Total long-term debt			2,438,479	2,333,044

Adjustments related to embedded derivatives			(7,861)	(172,286)
Financing fees, net of amortization			(31,513)	(33,701)

			(39,374)	(205,987)

Less current portion			(10,714)	(10,714)

			$2,388,391	$2,116,343

(i)	The bank credit facilities provide for a $575.0 million secured revolving credit facility that matures in July 2018 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance rate, Canadian prime rate or U.S. prime rate, plus a margin, depending on the Corporation’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate plus a margin. The bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and most of its wholly owned subsidiaries. As of December 31, 2013, the bank credit facilities were secured by assets with a carrying value of $7,013.7 million ($6,206.2 million in 2012). The bank credit facilities contain covenants such as maintaining certain financial ratios, limitations on the Corporation’s ability to incur additional indebtedness, pay dividends and make other distributions. On October 29, 2013, the Corporation filed a letter of credit with Industry Canada which reduced the Corporation’s availability on the revolving credit facility as of December 31, 2013 (note 28). As of December 31, 2012, no amount was drawn on the revolving credit facility. As of December 31, 2013, $48.2 million ($58.9 million in 2012) was outstanding on the secured export financing facility.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

18.	LONG-TERM DEBT (continued)

(ii)	The Senior Notes are unsecured and contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions. Some notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the notes and at a decreasing premium thereafter, while the remaining notes are redeemable at a price based on a make-whole formula at any time prior to their maturity. The notes are guaranteed by specific subsidiaries of the Corporation and, on a non-consolidated basis, the Corporation has no independent assets or operations, the guarantees are full and unconditional and joint and several and any non-guarantor subsidiaries are minor. The following table summarizes terms of the outstanding Senior Notes as of December 31, 2013:

Principal amount	Annual nominal interest rate	Effective interest rate (after discount or premium at issuance)	Maturity date	Interest payable every 6 months on

US$ 175,000	6.375%	6.444%	December 15, 2015	June and December 15
US$ 335,000	9.125%	9.356%	April 15, 2018	June and December 15
$ 300,000	7.125%	7.125%	January 15, 2020	June and December 15
$ 300,000[1]	6.875%	6.875%	July 15, 2021	June and December 15
US$ 800,000[2]	5.000%	5.000%	July 15, 2022	January and July 15
$ 400,000[3]	5.625%	5.625%	June 15, 2025	April and October 15

[1]	The notes were issued in July 2011 for net proceeds of $294.8 million, net of financing fees of $5.2 million.
[2]	The notes were issued in March 2012 for net proceeds of $787.6 million, net of financing fees of $11.9 million.
[3]	The notes were issued in June 2013 for net proceeds of $394.8 million, net of financing fees of $5.2 million.

On December 31, 2013, the Corporation and its subsidiaries were in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2014	$10,714
2015	196,709
2016	10,714
2017	10,714
2018	358,747
2019 and thereafter	1,850,881

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

19.	OTHER LIABILITIES

	Note	2013	2012

Defined benefit plans	27	$16,739	$72,682
Deferred revenue		31,848	38,514
Stock-based compensation[1]	21	624	506
Asset retirement obligation	17	3,597	3,272
Other		156	180

		$52,964	$115,154

[1]	The current portion of stock-based compensation of $1.0 million is included in accounts payable and accrued charges ($4.6 million in 2012) (note 16).

20.	CAPITAL STOCK

(a)	Authorized capital stock

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

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount

Balance as of December 31, 2013 and 2012	2,516,829	$3,401

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

21.	STOCK-BASED COMPENSATION PLAN

(a)	Parent corporation stock option plan

Under a stock option plan established by the parent corporation, options have been granted for officers, senior employees, directors and other key employees of the Corporation. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of the parent corporation at the date of grant, as determined by its Board of Directors (if the Common Shares of the parent corporation are not listed on a stock exchange at the time of the grant), or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of the parent corporation on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of the parent corporation are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29, and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of the parent corporation on the stock exchange(s) where such shares are listed at the time of exercise or the fair market value of the Common Shares, as determined by the parent corporation’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of the parent corporation at the exercise price. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant.

The following table gives details on changes to outstanding options granted as of December 31, 2013 and 2012:

	2013		2012
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	360,628	$39.63	953,240	$40.64
Granted	200,711	57.44	—	—
Transferred	—	—	(13,333)	44.45
Exercised	(286,278)	38.28	(579,279)	41.19
Cancelled	(2,000)	57.64	—	—

Balance at end of year	273,061	$54.00	360,628	$39.63

Vested options at end of year	23,500	$46.07	60,662	$45.02

During the year ended December 31, 2013, 286,278 of the Corporation’s stock options were exercised for a cash consideration of $5.9 million (579,279 stock options for $6.0 million in 2012).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

21.	STOCK-BASED COMPENSATION PLAN (continued)

(a)	Parent corporation stock-based compensation plan (continued)

The following table gives summary information on outstanding options as of December 31, 2013:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price

33.41 to 46.48	61,750	5.59	$43.70	23,500	$46.07
50.37 to 57.64	211,311	9.30	57.01	—	—

	273,061	8.46	$54.00	23,500	$46.07

(b)	Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plan of the parent corporation was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans as of December 31, 2013 and 2012:

	2013	2012

Risk-free interest rate	1.85%	1.25%
Dividend yield	1.56%	1.71%
Expected volatility	23.97%	22.65%
Expected remaining life	4.3 years	2.6 years

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

As of December 31, 2013, the liability for all vested options was $0.4 million as calculated using the intrinsic value ($0.7 million as of December 31, 2012).

(d)	Consolidated compensation charge

For the year ended December 31, 2013, a consolidated charge related to the stock-based compensation plan was recorded in the amount of $2.7 million (charge of $3.3 million in 2012 and reversal of $0.7 million in 2011).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

22.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2010	$(4,139)	$—	$(4,139)
Changes in accounting policies (note 1(b))	—	(6,034)	(6,034)

Balance as of December 31, 2010, as restated	(4,139)	(6,034)	(10,173)
Other comprehensive loss	(1,105)	(21,787)	(22,892)

Balance as of December 31, 2011	(5,244)	(27,821)	(33,065)
Other comprehensive gain (loss)	22,132	(8,093)	14,039

Balance as of December 31, 2012	16,888	(35,914)	(19,026)
Other comprehensive (loss) gain	(31,641)	41,558	9,917

Balance as of December 31, 2013	$(14,753)	$5,644	$(9,109)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 8 1/2-year period.

23.	COMMITMENTS

The Corporation rents premises and equipment under operating leases and has entered into long-term commitments to purchase services and capital equipment that call for total future payments of $498.2 million, including an amount of $55.1 million for future rent payments to the ultimate parent corporation. The operating leases have various terms, escalation clauses, purchase options and renewal rights. The minimum payments for the coming years are as follows:

	Leases	Other commitments
2014	$34,611	$62,443
2015 to 2018	77,381	142,425
2019 and thereafter	62,741	118,568

The Corporation and its subsidiaries’ operating lease expenses amounted to $48.0 million in 2013 ($48.8 million in 2012 and $40.2 million in 2011).

24.	GUARANTEES

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. As of December 31, 2013, the maximum exposure with respect to the guarantees was $17.0 million and no liability has been recorded in the consolidated balance sheet. The Corporation has not made any payments relating to these guarantees in prior years.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	GUARANTEES (continued)

Business and asset disposals

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Corporation may agree to indemnify against claims related to the past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Corporation has not accrued any amount in respect of these items in the consolidated balance sheet.

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

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

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

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts, and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

(a)	Description of derivative financial instruments

(i)	Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold (in millions of dollars)		Notional amount bought (in millions of dollars)

Less than 1 year	1.0454		$85.6	US$	81.9
2014[1]	1.0151	US$	395.0		$401.0

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)	Description of derivative financial instruments (continued)

(ii)	Cross-currency interest rate swaps

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

5.000% Senior Notes due 2022[1]	2003 to 2014	US$	200,000	Bankers’ acceptances 3 months + 2.73%	1.3425
5.000% Senior Notes due 2022[1]	2004 to 2014	US$	60,000	Bankers’ acceptances 3 months + 2.80%	1.2000
5.000% Senior Notes due 2022[1]	2003 to 2014	US$	135,000	7.66%	1.3425
6.375% Senior Notes due 2015	2005 to 2015	US$	175,000	5.98%	1.1781
9.125% Senior Notes due 2018	2008 to 2018	US$	75,000	9.64%	1.0215
9.125% Senior Notes due 2018	2009 to 2018	US$	260,000	9.12%	1.2965
5.000% Senior Notes due 2022	2014 to 2022	US$	543,125	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256,875	5.81%	1.0016

[1]

The Corporation initially entered into these cross-currency interest rate swaps to hedge the foreign currency exposure under its 6.875% Senior Notes due 2014 redeemed in 2012. These swaps are now used to set in CAN dollars all coupon payments through 2014 on US$543.1 million of notional amount under its 5.00% Senior Notes due 2022 and issued on March 14, 2012. In conjunction with the repurposing of these swaps, the Corporation has entered into US$395.0 million offsetting foreign exchange forward contracts in order to lock-in the value of its hedging position related to the January 15, 2014 notional exchange.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments

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

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents classified as held for trading and accounted for at their fair value on the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs) to the net exposure of the counterparty or the Corporation. Derivative financial instruments, which were classified as Level 3 in 2012, are now classified as Level 2 since unobservable inputs have no longer a significant impact on the fair value of these instruments.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments (continued)

The carrying value and fair value of long term debt and derivative financial instruments as of December 31, 2013 and 2012 are as follows:

	2013		2012
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(2,438,479)	$(2,474,200)	$(2,333,044)	$(2,484,000)

Derivative financial instruments[2]
Early settlement options	11,819	11,819	178,212	178,212
Foreign exchange forward contracts[3]	1,835	1,835	178	178
Cross-currency interest rate swaps[3]	(165,705)	(165,705)	(231,422)	(231,422)

[1]	The carrying value of long-term debt excludes embedded derivatives and financing fees.
[2]	The fair value of the derivative financial instruments designated as hedges is in a liability position of $93.8 million as of December 31, 2013 ($165.8 million as of December 31, 2012).
[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

(c)	Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2013, no customer balance represented a significant portion of the Corporation’s consolidated accounts receivable. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $15.7 million as of December 31, 2013 ($16.6 million as of December 31, 2012). As of December 31, 2013, 8.6% of accounts receivable were 90 days past their billing date (9.2% as of December 31, 2012).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2013 and 2012:

	2013	2012

Balance as of beginning of year	$16,638	$11,015
Charged to income	36,911	31,319
Utilization	(37,871)	(25,696)

Balance as of end of year	$15,678	$16,638

The Corporation believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Corporation does not believe that it is exposed to an unusual level of customer credit risk.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(c)	Credit risk management (continued)

As a result of its use of derivative financial instruments, the Corporation is exposed to the risk of non-performance by a third party. When the Corporation enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Corporation’s risk management policy and are subject to concentration limits. These credit ratings and concentration limits are monitored on an ongoing basis but at least quarterly.

(d)	Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 6.9 years as of December 31, 2013 (6.8 years as of December 31, 2012).

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

As of December 31, 2013, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments, less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 year	3-5 years	5 years or more

Accounts payable and accrued charges	$408,621	$408,621	$—	$—	$—
Amounts payable to affiliated corporations	38,338	38,338	—	—	—
Long-term debt[1]	2,438,479	10,714	207,423	369,461	1,850,881
Interest payments[2]	1,146,611	133,954	317,641	278,289	416,727
Derivative instruments[3]	145,757	119,707	20,033	57,396	(51,379)

Total	$4,177,806	$711,334	$545,097	$705,146	$2,216,229

[1]	The carrying value of long-term debt excludes embedded derivatives and financing fees.
[2]	Estimate of interest to be paid on long-term debt is based on hedged and unhedged interest rates and hedged foreign exchange rates as of December 31, 2013.
[3]	Estimated future disbursements, net of future receipts, on derivative financial instruments related to foreign exchange hedging.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)	Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates and/or interest rates will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2013, to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures and to lock-in the value of certain derivative financial instruments through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar as of December 31, 2013:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10
U.S.-dollar-denominated accounts payable	$(788)	$—
Gain on valuation and translation of financial instruments and derivative financial instruments	894	25,143

Decrease of $0.10
U.S.-dollar-denominated accounts payable	788	—
Gain on valuation and translation of financial instruments and derivative financial instruments	(894)	(25,143)

Interest rate risk

The Corporation’s revolving and bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) Canadian prime rate and (iii) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2013, after taking into account the hedging instruments, long-term debt was comprised of 83.6% fixed rate debt (83.1% in 2012) and 16.4% floating rate debt (16.9% in 2012).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2013 is $4.1 million.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

25. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)	Market risk (continued)

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2013, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$24	$(339)
Decrease of 100 basis points	(24)	339

(f)	Capital management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash flows generated by operations, and the level of distributions to the parent corporation. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, long-term debt and net assets and liabilities related to derivative financial instruments, less cash and cash equivalents. The capital structure as of December 31, 2013 and 2012 is as follows:

	2013	2012
		(restated, note 9)

Long-term debt	$2,399,105	$2,127,057
Derivative financial instruments	163,870	231,244
Cash and cash equivalents	(322,469)	(163,231)

Net liabilities	2,240,506	2,195,070
Equity	$821,750	$774,306

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, the declaration and payment of dividends or other distributions.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

26.	RELATED PARTY TRANSACTIONS

Key management personnel compensation

Key management personnel comprise members of the Board of Directors and key senior management of the Corporation and its main subsidiaries. Their compensation is as follows:

	2013	2012	2011

Salaries and short-term benefits	$4,242	$4,981	$4,754
Post-employment benefits	534	407	336
Share-based compensation	1,709	2,671	(312)
Other long-term benefits	1,859	2,924	2,712

	$8,344	$10,983	$7,490

Operating transactions

During the years ended December 31, 2013, 2012 and 2011, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated corporations, which are included in purchase of goods and services. The Corporation and its subsidiaries also made sales to the parent corporation and affiliated corporations. These transactions were accounted for at the consideration agreed between parties:

	2013	2012	2011

Ultimate parent and parent corporation :
Revenues	$541	$553	$620
Purchase of goods and services	8,508	6,539	6,728
Operating expenses recovered	(4,207)	(1,154)	(1,955)

Affiliated corporations :
Revenues	11,019	13,084	12,573
Purchase of goods and services	73,193	75,641	59,768
Operating expenses recovered	(3,418)	(2,496)	(3,556)

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

26.	RELATED PARTY TRANSACTIONS (continued)

Accounts receivable from affiliated corporations:

	2013	2012

Ultimate parent and parent corporation :
Accounts receivable	$3,706	$2,441
Dividends receivable	8,133	5,814
Amount receivable from business disposal (note 8)	7,848	—
Amount receivable from corporate reorganization (note 9)	870	—

Affiliated corporations :
Accounts receivable	5,556	6,820
Interest receivable	—	2,893

	$26,113	$17,968

Accounts payable to affiliated corporations:

	2013	2012

Ultimate parent and parent corporation :
Accounts payable	$11,443	$3,301
Interest payable	7,924	5,626

Affiliated corporations :
Accounts payable	18,929	25,721
Interest payable	42	85
Dividends payable	—	2,959

	$38,338	$37,692

Management arrangements

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $45.0 million in 2013 ($34.6 million in 2012 and $26.4 million in 2011). The agreement provides for an annual management fee to be agreed upon for the year 2014. In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

26. RELATED PARTY TRANSACTIONS (continued)

Tax arrangements

On October 31, 2012, Vidéotron Infrastructures inc., a wholly owned subsidiary of the Corporation, issued a subordinated loan of $800.0 million to Le Superclub Vidéotron Ltée, now a wholly owned subsidiary of Quebecor Media Inc., bearing interest at a rate of 11.00% payable every 6 months on June 20 and December 20 and maturing on October 31, 2027. On the same day, Vidéotron Infrastructures inc. issued 800,000 redeemable preferred shares, Class G to Le Superclub Vidéotron Ltée for a total cash consideration of $800.0 million. These shares carry the right to receive an annual dividend of 11.25%, payable semi-annually.

On January 21, 2013, Vidéotron Infrastructures inc. redeemed from Le Superclub Vidéotron Ltée 720,000 preferred shares, Class G, for a total cash consideration of $720.0 million, including cumulative unpaid dividend of $7.1 million. On the same day, Le Superclub Vidéotron Ltée used the total proceeds of $720.0 million to repay a portion of the subordinated loan contracted from Vidéotron Infrastructures Inc.

On October 18, 2013, Vidéotron Infrastructures inc. redeemed from Le Superclub Vidéotron Ltée 80,000 preferred shares, Class G, for a total cash consideration of $80.0 million, including cumulative unpaid dividend of $3.0 million. On the same day, Le Superclub Vidéotron Ltée used the total proceeds of $80.0 million to repay the outstanding portion of the subordinated loan contracted from Vidéotron Infrastructures Inc.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries, on terms equivalent to those that prevail in an arm’s length basis and accounted for at the consideration agreed between parties.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	PENSION PLANS AND POSTRETIREMENT BENEFITS

The Corporation maintains various defined benefit and defined contribution plans. The Corporation also provides postretirement benefits to eligible retired employees, principally health care and cable services. The Corporation’s funding policy for its funded pension plans is to maintain its contribution at a level sufficient to cover benefits and to meet requirements of the applicable regulations and plan provisions that govern the funding of the plans.

By their design, the defined benefit plans expose the Corporation to the typical risks faced by defined benefit plans such as investment performance, changes to the discount rates used to value the obligation, longevity of plan participants, and future inflation. Under the Corporation’s rules of governance, oversight of pension plan policies and risk management are performed at different levels through the pension committees, the Corporation’s management or the Audit Committee. The benefit pension plans are monitored on an ongoing basis to assess the benefit, funding and investment policies, financial status, and the Corporations’s funding requirement.

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2013 and 2012:

	Pension benefits		Postretirement benefits
	2013	2012	2013	2012
	(restated, note 9)
Change in benefit obligations
Benefit obligations at beginning of year	$227,484	$184,209	$20,839	$17,907
Service costs	20,101	17,805	762	654
Interest costs	10,539	9,345	938	868
Plan participants’ contributions	7,896	8,454	—	—
Actuarial loss (gain) arising from:
Demographic assumptions	6,550	—	(602)	—
Financial assumptions	(28,652)	16,725	(2,570)	1,616
Participant experience	(7,737)	1,886	(2,426)	—
Benefits and settlements paid	(9,701)	(10,975)	(202)	(206)
Other	4,118	35	—	—

Benefit obligations at end of year	$230,598	$227,484	$16,739	$20,839

	Pension benefits		Postretirement benefits
	2013	2012	2013	2012
	(restated, note 9)

Change in plan assets
Fair value of plan assets at beginning of year	$175,641	$142,493	$—	$—
Actual return on plan assets	29,546	15,473	—	—
Employer contributions	27,114	20,161	202	206
Plan participants’ contributions	7,896	8,454	—	—
Benefits and settlements paid	(9,701)	(10,975)	(202)	(206)
Other	4,118	35	—	—

Fair value of plan assets at end of year	$234,614	$175,641	$—	$—

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

As of December 31, 2013, the weighted average duration of defined benefit obligation was 22.5 years (23.4 years in 2012). The Corporation expects future benefit payments of $9.8 million in 2014.

The Corporation’s investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of equities and fixed-income investments is used to optimize the risk-return profile of plan assets and to mitigate asset-liability mismatch. Plan assets are comprised of:

	2013	2012
Equity securities:
Canadian	25.9%	25.4%
Foreign	38.2	36.5
Debt securities	34.2	35.0
Other	1.7	3.1

	100.0%	100.0%

The fair value of plan assets is principally based on quoted prices in an active market. As of December 31, 2013, plan assets included shares of the ultimate parent corporation in the amount of $1.1 million ($0.8 million as of December 31, 2012).

Where funded plans have a net defined benefit asset, the Corporation determines if potential reductions in future contributions are permitted by applicable regulations. When a defined benefit asset is created, it cannot exceed the future economic benefit that the Corporation can expect to obtain from the asset. The future economic benefit represents the value of reductions in future contributions and expenses payable to the pension fund. It does not reflect gains that could be generated in the future that would allow reductions in contributions by the Corporation. When there is a minimum funding requirement, this could also limit the amount recognized in the balance sheet. A minimum funding requirement represents the present value of amortization payments based on the most recent actuarial financing reports filed.

The reconciliation of funded status to the net amount recognized in the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2013	2012	2013	2012
	(restated, note 9)
Benefit obligations	$(230,598)	$(227,484)	$(16,739)	$(20,839)
Fair value of plan assets	234,614	175,641	—	—

Plan surplus (deficit)	4,016	(51,843)	(16,739)	(20,839)
Asset limit and minimum funding adjustment	(966)	—	—	—

Net amount recognized[1]	$3,050	$(51,843)	$(16,739)	$(20,839)

[1]

The net amount recognized for 2013 consists of a liability of $16.7 million ($72.7 million in 2012) included in other liabilities (note 19) and of an asset of $3.1 million (none in 2012) included in other assets (note 15).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Components of re-measurements are as follows:

	Pension benefits			Postretirement benefits
	2013	2012	2011	2013	2012	2011
		(restated, note 1 (b) and 9)	(restated, note 1 (b) and 9)
Actuarial gain (loss) on benefit obligations	$29,839	$(18,611)	$(20,642)	$5,598	$(1,616)	$(3,553)
Actual return on plan assets, excluding interest income calculated as part of the interest on net defined benefit liability	22,284	9,155	(5,604)	—	—	—
Asset limit and minimum funding adjustment	(966)	—	—	—	—	—

Re-measurements recorded in other comprehensive income	$51,157	$(9,456)	$(26,246)	$5,598	$(1,616)	$(3,553)

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2013	2012	2011	2013	2012	2011
		(restated, notes 1 (b) and 9)	(restated, notes 1 (b) and 9)
Employee costs:
Service costs	$20,101	$17,805	$11,209	$762	$654	$464
Other fees	386	416	365	—	—	—
Interest on net defined benefit liability	2,892	2,611	1,394	938	868	711

Net benefit costs	$23,379	$20,832	$12,968	$1,700	$1,522	$1,175

The expense related to defined contribution pension plans amounted to $10.0 million in 2013 ($8.7 million in 2012 and $7.8 million in 2011).

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefits plans will be $24.6 million in 2014 based on the most recent financial actuarial reports filed (contributions of $27.3 million were paid in 2013).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Assumptions

The Corporation determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yield and matched-funding yield curve analysis as of the measurement date.

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2013, 2012 and 2011 and current periodic benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2013	2012	2011	2013	2012	2011
Benefit obligations
Rates as of year-end:
Discount rate	4.90%	4.40%	4.75%	4.90%	4.40%	4.75%
Rate of compensation increase	3.25	3.50	3.50	3.00	3.25	3.50

Current periodic costs
Rates as of preceding year-end:
Discount rate	4.40%	4.75%	5.25%	4.40%	4.75%	5.25%
Rate of compensation increase	3.50	3.50	3.50	3.25	3.50	3.50

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 7.6% at the end of 2013. These costs, as per the estimate, are expected to decrease gradually over the next 13 years to 5.0% and to remain at that level thereafter.

Sensitivity analysis

A decrease of 10 basis point in the discount rate would have had the following impacts, before income tax, for the year ended December 31, 2013:

	Pension benefits			Postretirement benefits
Increase (decrease)	Obligation in balance sheet	Income	Other comprehensive income	Obligation in balance sheet	Income	Other comprehensive income

Discount rate	$5,185	$(939)	$(5,185)	$394	$(26)	$(394)

There are limitations to the above sensitivity analysis since it only considers the impacts of a decrease of 10 basis point in the discount rate assumption (at the beginning of the year having an impact on income and at the end of the year having an impact on comprehensive income) without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to these assumptions would not have a significant impact on the consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

28.	SUBSEQUENT EVENT

On February 19, 2014, the Corporation announced it was among the successful bidders in the Industry Canada 700 MHz spectrum auction that began on January 14, 2014. The Corporation acquired seven operating licences in Canada’s four most populous provinces for $233.3 million. A letter of credit was issued in 2013 as a pre-auction financial deposit made to Industry Canada. The submission of this letter of credit had the effect of reducing the Corporation’s availability on its revolving credit facility. However, under Industry Canada’s published rules respecting restrictions on communications, it is strictly forbidden for the Corporation to disclose the amount of this letter of credit.

The licences cover the entirety of the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia, home to more than 28 million people or approximately 80% of Canada’s population.