Form 20-F
period 2015-12-31
VIDEOTRON LTEE
filed 2016-03-18
CIK 890746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

172,516,829 Class “A” Common Shares

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

In this annual report, all references to the “CRTC” are references to the Canadian Radio-television and Telecommunications Commission.

All references in this annual report to our “Senior Notes” are to, collectively, our issued and outstanding 6 7/8% Senior Notes due July 15, 2021, our 5% Senior Notes due July 15, 2022, our 5 3/8% Senior Notes due June 15, 2024, our 5 5/8% Senior Notes due June 15, 2025 and our 5 3/4% Senior Notes due January  15, 2026.

INDUSTRY AND MARKET DATA

Industry statistics and market data used throughout this annual report were obtained from internal surveys, market research, publicly available information and industry publications, including the CRTC and Numeris. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Cable penetration and market share data contained in this annual report is generally based on sources published in the first quarter of 2016. Industry and company data is approximate and may reflect rounding in certain cases.

Information contained in this annual report concerning the telecommunication industry, our general expectations concerning this industry and our market positions and market shares may also be based on estimates and assumptions made by us based on our knowledge of the industry and which we believe to be reliable. We believe, however, that this data is inherently imprecise, although generally indicative of relative market positions and market shares.

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Our audited consolidated financial statements for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In this annual report, references to Canadian Dollars, CAN$ or $ are to the lawful currency of Canada, our functional currency, and references to US Dollars or US$ are to the currency of the United States.

Non-IFRS Measures

In this annual report, we use certain non-IFRS financial measures, including adjusted operating income, adjusted operating income margin and long-term debt, excluding QMI subordinated loans. These financial measures are not calculated in accordance with, or recognized by, IFRS. Our method of calculating these financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

We provide a definition of adjusted operating income, adjusted operating income margin and average monthly revenue per user (“ARPU”) under “Item 5. Operating and Financial Review and Prospects – Non-IFRS Financial Measures” and “Item 5. Operating and Financial Review and Prospects – Key Performance Indicator”. We also provide a definition of adjusted operating income, a reconciliation of adjusted operating income and a reconciliation of long-term debt, excluding QMI subordinated loans to the most directly comparable financial measures under IFRS in footnotes 4 and 5 to the tables under “Item 3. Key Information – A. Selected Financial Data”. We also provide a definition of ARPU in footnote 12 to the tables under “Item 3. Key Information – A. Selected Financial Data”.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2015.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period noon rates published by the Bank of Canada. Such rates are presented as U.S. dollars per CAN$1.00. On March 17, 2016, the noon rate was CAN$1.00 equals US$0.7702. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate. You should note that the rates set forth below may differ from the actual rates used in our accounting processes and in the preparation of our consolidated financial statements.

Year Ended:	Average(1)	High	Low	Period End

December 31, 2015	0.7820	0.8527	0.7148	0.7225
December 31, 2014	0.9054	0.9422	0.8589	0.8620
December 31, 2013	0.9710	1.0164	0.9348	0.9402
December 31, 2012	1.0004	1.0299	0.9599	1.0051
December 31, 2011	1.0111	1.0583	0.9430	0.9833

Month Ended:	Average(2)	High	Low	Period End

March 2016 (through March 17, 2016)	0.7509	0.7702	0.7425	0.7702
February 29, 2016	0.7248	0.7395	0.7123	0.7395
January 31, 2016	0.7031	0.7159	0.6854	0.7102
December 31, 2015	0.7297	0.7485	0.7148	0.7225
November 30, 2015	0.7530	0.7637	0.7485	0.7500
October 31, 2015	0.7650	0.7750	0.7552	0.7644
September 30, 2015	0.7538	0.7606	0.7455	0.7466

(1)	The average of the daily noon rates for each day during the applicable year.
(2)	The average of the daily noon rates for each day during the applicable month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our segments or businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our network and facilities-based mobile services;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate;

•	new technologies that might change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required to deploy our network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•

disruptions to the network through which we provide our digital television, Internet access, telephony and over-the-top (“OTT”) video services, and our ability to protect such services from piracy, unauthorized access or other security breaches;

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

The following tables present selected consolidated financial information for our business presented in accordance with IFRS for each of the years ended December 31, 2015, 2014, 2013, 2012 and 2011. We derived this selected consolidated financial information from our audited consolidated financial statements, which are comprised of consolidated balance sheets as at December 31, 2015, 2014, 2013, 2012 and 2011 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the five-year period ended December 31, 2015. The selected consolidated financial information presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 and notes thereto contained in “Item 18. Financial Statements” of this annual report (beginning on page F-1). Our audited consolidated financial statements as at December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011, are not included in this annual report. Our consolidated financial statements as at December 31, 2015, 2014, 2013, 2012 and 2011 and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, prepared in accordance with IFRS, have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on our consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 is included in this annual report.

The information presented below the caption “Other Financial Data and Ratios” is unaudited except for cash flows, capital expenditures and additions to spectrum licenses, which have been derived from our consolidated financial statements. The information presented below the caption “Operating Data” is not derived from our consolidated financial statements and is unaudited.

Our historical results are not necessarily indicative of our future financial condition or results of operations.

SELECTED FINANCIAL DATA

	Year ended December 31,
	2015	2014(1)	2013(1)	2012	2011
	(dollars in thousands, except percentages, ratios and Operating Data)
Consolidated Statement of Income Data:
Operating revenues:
Cable television	$1,053,797	$1,074,821	$1,090,261	$1,079,343	$1,012,604
Internet(1)	920,746	856,051	814,682	772,497	698,234
Cable telephony	458,028	475,143	473,798	454,861	436,694
Mobile telephony	403,668	287,665	220,561	171,624	112,762
Over-the-top video(1)	23,596	12,213	3,718	—	—
Business solutions	69,134	65,632	63,525	64,945	63,109
Equipment sales	57,627	45,627	36,524	43,412	55,953
Other	11,383	9,613	8,754	11,162	9,974

Total operating revenues	2,997,979	2,826,765	2,711,823	2,597,844	2,389,330

Employee costs	356,503	342,399	347,097	338,591	294,472
Purchase of goods and services	1,259,179	1,136,055	1,079,919	1,055,549	1,021,270
Depreciation and amortization	625,366	601,381	561,743	485,385	407,011
Financial expenses(2)	167,429	169,177	174,145	179,498	161,211
Loss (gain) on valuation and translation of financial instruments	518	3,430	163,725	(75,738)	(53,869)
Loss (gain) on debt refinancing	12,153	21,403	18,912	(7,608)	(4,986)
(Gain) loss on litigation, restructuring of operations and other items	(129,737)	39,445	684	478	15,094
Income taxes expense	120,665	93,283	29,449	115,855	105,067
Income from discontinued operations	—	—	40,706	8,145	12,175

Net income	$585,903	$420,192	$376,855	$513,979	$456,235

Consolidated Balance Sheet Data (at year end):
Cash and cash equivalents	$1,774	$342,802	$322,469	$163,231	$94,093
Total assets	7,656,559	6,255,596	7,029,396	6,992,107	6,545,195
Long-term debt, excluding QMI subordinated loans(3)(4)	3,266,642	2,924,540	2,399,105	2,127,057	1,857,057
QMI subordinated loans(3)(4)	2,090,000	1,080,000	2,280,000	1,630,000	1,630,000
Capital stock	132,401	3,401	3,401	3,401	3,401
Equity attributable to shareholder	813,092	793,096	820,807	773,269	975,475
Cash dividends declared	665,000	410,000	361,880	760,000	140,000

Other Financial Data and Ratios:
Adjusted operating income(5)	$1,382,297	$1,348,311	$1,284,807	$1,203,704	$1,073,588
Adjusted operating income margin(5)	46.1%	47.7%	47.4%	46.3%	44.9%
Cash flows provided by operating activities	1,207,964	1,106,452	1,058,340	1,147,847	892,453
Cash flows (used in) provided by investing activities	(1,975,082)	294,905	(1,174,875)	(708,810)	(823,222)
Cash flows provided by (used in) financing activities	426,090	(1,381,024)	272,601	(380,674)	(82,455)
Capital expenditures(6)	723,105	693,224	582,530	745,853	795,972
Additions to spectrum licenses(6)	219,033	217,364	15,964	—	—
Ratio of earnings to fixed charges(7)	5.3x	3.8x	3.2x	4.3x	4.3x

Operating Data (at year end, except ARPU):
Homes passed(8)	2,806,001	2,777,264	2,742,476	2,701,242	2,657,315
Basic cable customers(9)	1,736,892	1,782,242	1,825,081	1,854,981	1,861,477
Basic cable penetration(10)	61.9%	64.2%	66.5%	68.7%	70.1%
Digital customers(13)	1,570,622	1,553,593	1,527,363	1,480,894	1,397,640
Digital penetration(11)(13)	90.4%	87.2%	83.7%	79.8%	75.1%
Cable Internet customers	1,568,165	1,537,532	1,505,992	1,443,992	1,359,600
Cable Internet penetration(10)	55.9%	55.4%	54.9%	53.5%	51.2%
Cable telephony lines	1,316,293	1,349,010	1,348,520	1,316,327	1,245,893
Cable telephony penetration(10)	46.9%	48.6%	49.2%	48.7%	46.9%
Mobile telephony lines(13)	768,589	632,766	504,314	403,804	290,742
Over-the-top video customers(1)(13)	257,477	177,667	58,238	—	—
ARPU(12)	$135.68	$125.16	$118.03	$111.57	$103.28

(1)	As a result of the addition of the “over-the-top video services” product line to our consolidated statements of income, operating revenues for the years ended December 31, 2014 and 2013 have been restated.

(2)	We are party to a number of back-to-back transactions with Quebecor Media and 9101-0835 Québec inc., a subsidiary of Quebecor Media. With respect to these back-to-back transactions, we recorded interest expense of $213.2 million for the year ended December 31, 2015, $218.6 million for the year ended December 31, 2014, $265.9 million for the year ended December 31, 2013, $213.9 million for the year ended December 31, 2012 and $171.6 million for the year ended December 31, 2011, but we recorded $216.3 million, $224.2 million, $272.5 million, $221.1 million and $177.4 million in dividends from Quebecor Media in 2015, 2014, 2013, 2012 and 2011 respectively. See “Item 5. Operating and Financial Review and Prospects — Uses of Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Servicing of Subsidiary Subordinated Loan.”
(3)	For the years ended December 31, 2015, 2014, 2013, 2012 and 2011, the term “QMI subordinated loans” refers to the $1.0 billion subordinated loan due in 2022 we entered into in 2007 in favor of Quebecor Media (entirely redeemed for $670.0 million and $330.0 million in 2010 and 2014, respectively), the $1.3 billion subordinated loan due in 2025 we entered into in 2010 in favor of Quebecor Media (partly redeemed for $870.0 million in 2014), the $3.25 billion subordinated loan due in 2043 we entered into in 2013 in favor of Quebecor Media (partly redeemed for $2.6 billion in 2013) and the $1.01 billion subordinated loan due in 2045 we entered into in 2015 in favor of Quebecor Media. See “Item 5. Operating and Financial Review and Prospects — Uses of Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Servicing of Subsidiary Subordinated Loan.”
(4)	We believe that long-term debt, excluding QMI subordinated loans, provides investors with a meaningful measure of our long-term debt because the QMI subordinated loans are subordinated in right of payment to the prior payment in full of our senior indebtedness, including our notes, and because the proceeds of our QMI subordinated loans due 2022, 2025, 2043 and 2045 were invested in retractable preferred shares of Quebecor Media or its subsidiaries as part of back-to-back transactions to reduce our income tax obligations. Consequently, we disclose long-term debt, excluding QMI subordinated loans, as a supplemental measure of our indebtedness in this annual report. Long-term debt, excluding QMI subordinated loans, is not intended to be, and should not be, regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with IFRS. Long-term debt, excluding QMI subordinated loans, is calculated from and reconciled to long-term debt as follows:

	At December 31
	2015	2014	2013	2012	2011
	(Canadian dollars in millions) (unaudited)
Long-term debt	$5,356.6	$4,004.5	$4,679.1	$3,757.1	$3,487.1
QMI subordinated loans(3)	(2,090.0)	(1,080.0)	(2,280.0)	(1,630.0)	(1,630.0)

Long-term debt, excluding QMI subordinated loans, as defined	$3,266.6	$2,924.5	$2,399.1	$2,127.1	$1,857.1

(5)	Adjusted operating income and ratios based on this measure are not calculated in accordance with, or recognized by, IFRS. We define adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain or loss on valuation and translation of financial instruments, gain or loss on debt refinancing, gain or loss on litigation, restructuring of operations and other items, income taxes and income from discontinued operations. We define adjusted operating income margin as adjusted operating income expressed as a percentage of revenues under IFRS. Adjusted operating income, and ratios using this measure, are not intended to be regarded as alternatives to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. We use adjusted operating income because we believe that it is a meaningful measure in evaluating our consolidated results. This measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or our investment activities. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies, therefore limiting its usefulness as a comparative measure. See “Presentation of Financial Information — Non-IFRS Measures”. Our adjusted operating income is calculated from and reconciled to net income under IFRS for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 in the table below:

	Year ended December 31,
	2015	2014	2013	2012	2011
	(dollars in millions) (unaudited)
Net income	$585.9	$420.2	$376.9	$514.0	$456.2
Depreciation and amortization	625.4	601.4	561.7	485.4	407.0
Financial expenses(2)	167.4	169.2	174.1	179.4	161.2
Loss (gain) on valuation and translation of financial instruments	0.5	3.4	163.7	(75.7)	(53.9)
Loss (gain) on debt refinancing	12.2	21.4	18.9	(7.6)	(5.0)
(Gain) loss on litigation, restructuring of operations and other items	(129.7)	39.4	0.7	0.5	15.1
Income taxes expense	120.7	93.3	29.4	115.8	105.1
Income from discontinued operations	—	—	(40.7)	(8.1)	(12.1)

Adjusted operating income, as defined	$1,382.4	$1,348.3	$1,284.7	$1,203.7	$1,073.6

(6)	Capital expenditures are comprised of additions to fixed assets and intangible assets, excluding additions to spectrum licenses, which are presented separately in the table.
(7)	For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of net income plus income taxes, fixed charges, amortized capitalized interest, less interest capitalized, and (ii) fixed charges consist of interest expensed and capitalized, excluding interest on QMI subordinated loans, plus premiums and discounts amortization, financing fees amortization and an estimate of the interest within rental expense.
(8)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.
(9)	“Basic cable customers” are customers who receive basic cable television service in either analog or digital mode.
(10)	Represents customers as a percentage of total homes passed.
(11)	Represents customers for the digital service as a percentage of basic cable customers.
(12)	ARPU is not a measurement that is calculated in accordance with IFRS, and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate our ARPU by dividing our combined cable television, Internet access, over-the-top video and cable and mobile telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.
(13)	Customer statistics and their related penetration rates have been restated for the years 2014, 2013, 2012 and 2011 to reflect certain adjustments to product definitions and to add over-the-top video customers.

B-	Capitalization and Indebtedness

Not applicable.

C-	Reasons for the Offer and Use of Proceeds

Not applicable.

D-	Risk Factors

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

Risks Relating to Our Business

We operate in highly competitive industries that are experiencing rapid technological developments and fierce price competition, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations.

In our cable business, we compete against incumbent local exchange carriers (“ILECs”), the primary one in our market holds a regional license to provide terrestrial broadcasting distribution in Montréal and several other communities in the Province of Québec. Such primary ILEC is rolling out its own Internet protocol television (“IPTV”) service throughout the country but more specifically in Montréal (including a portion of the greater Montréal area), in Québec City, and in other locations in the Province of Québec. It has also secured licenses to launch video distribution services using video digital subscriber line (“VDSL”) technology. We also compete against providers of direct broadcast satellite (“DBS”, which in Canada are also referred to as “DTH” for “direct-to-home” satellite providers), multichannel multipoint distribution systems, and satellite master antenna television systems. The direct access to some broadcasters’ websites that provide streaming in high-definition (“HD”) of video-on-demand content is also available for some of the channels we offer in our television programming. In addition, some third-party Internet service providers (“ISPs”) have launched Internet Protocol video services (“IPVS”) in territories in which we provide services.

We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include emerging content delivery platforms. Furthermore, OTT content providers, such as Netflix and Apple TV, as well as Canadian services such as Crave TV and Shomi, compete for viewership and a share of the monthly entertainment spending currently allocated to traditional cable television and cable service video-on-demand offerings.

Unlike us, OTT service providers are not subject to CRTC’s regulations and do not have to contribute financially to the Canadian traditional television business model or internet infrastructure. Consequently, this could place us at a competitive disadvantage, lead to increased operational costs and have an adverse effect on our business, prospects, revenues, financial conditions, and results of operations.

In our Internet access business, we compete against other ISPs offering residential and commercial Internet access services as well as WiMAX and open Wi-Fi networks in some cities. The main competitors are the ILECs that offer Internet access through digital subscriber line (“DSL”), fibre to the node and fibre to the home technologies, often offering comparable download speeds to ours. In addition, satellite operators such as Xplornet are increasing their existing high-speed Internet access capabilities with the launch of high-throughput satellites, targeting households in rural and remote locations and claiming future download speeds comparable to our low and medium download speeds. The CRTC also requires cable and ILEC network providers, including ourselves, to offer wholesale access to our high-speed Internet systems to third-party ISP competitors for them to provide retail Internet access services. These third-party ISP competitors may also provide telephony, IPVS and networking applications.

Our cable telephony business has numerous competitors, including ILECs, competitive local exchange carriers, mobile telephony service operators and other providers of telephony, Voice over Internet Protocol (“VoIP”) and Internet communications, including competitors that are not facility-based and therefore have a much lower infrastructure cost. In addition, Internet protocol-based products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on our business, prospects and results of operation.

In our mobile telephony business, we compete against a mix of market participants, some of them active in some or all of the products we offer, with others offering only mobile telephony services. In addition, users of mobile voice and data systems may find their communication needs satisfied by other current or developing adjunct technologies, such as Wi-Fi, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those we provide or may in the future provide, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. For instance, some providers of mobile telephony services (including incumbent carriers) have deployed and have been operating for many years lower-cost mobile telephony brands in order to acquire additional market share. In the near future, depending on new regulations, we could see the emergence of non facility-based operators in the wireless space. Also, we may not be able to compete successfully in the future against existing or potential competitors, and increased competition could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations.

Due to ongoing technological developments, the distinction between traditional platforms (broadcasting, Internet and telephony) is fading rapidly. For instance, emerging Go Platforms such as HBO Go, allow customers to view their traditional television content directly on their mobile devices or computers via Internet connection (although authentication as a broadcasting distribution undertaking’s subscriber (“BDU’s subscriber”) is still required in Canada). Also, the Internet, through wired and mobile devices, is becoming an important broadcasting and distribution platform. In addition, mobile operators, with the development of their respective 4G and Long Term Evolution (also known as “LTE”) networks, are now offering wireless and fixed wireless Internet services. In addition, our VoIP telephony service also competes with Internet-based solutions.

Moreover, a few of our competitors are offering special discounts to customers who subscribe to two or more of their services (cable television or IPTV, Internet, residential phone and mobile telephony services). As a result, should we fail to keep our existing customers and lose them to such competitors, we may end up losing up to one subscriber for each of our services. This could have an adverse effect on our business, prospects, revenues, financial condition and results of operation.

Fierce price competition in all our businesses and across the industries in which we operate may affect our ability to raise the price of our products and services in line with increases in our operating costs, as we have done in the past. This could have an adverse effect on our business, revenues, financial condition, and results of operation.

We have entered into roaming agreements with other mobile operators in order to provide worldwide coverage to our mobile telephony customers. Our inability to extend our worldwide coverage or to renew, or substitute for, these roaming agreements at their respective terms, and on acceptable terms, may place us at a competitive disadvantage, which could adversely affect our ability to operate our mobile business successfully and profitably.

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

In addition, various aspects of mobile communication operations, including the ability of mobile providers to enter into interconnection agreements with traditional landline telephone companies and to manage data traffic on their networks, are subject to regulation by the CRTC. Regulations adopted or actions taken by government agencies having jurisdiction over any mobile business that we may operate or develop could adversely affect our mobile business and operations, including actions that could increase competition or our costs.

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

We could be adversely impacted by higher handset subsidies and increase in bring-your-own-device (“BYOD”) customers.

Our mobile telephony business model is based substantially on subsidizing the cost of subscriber handsets, similar to other North American wireless carriers. This model attracts customers and in exchange they commit to a term contract with us. We also commit to a minimum subsidy per unit with the supplier of certain smartphone devices. If we are unable to recover the costs of the subsidies over the term of the customer contract this could negatively impact our business, financial condition and results of operations.

Also, with the CRTC’s Wireless Code introduced in 2013 limiting wireless term contracts to two years from three years, the number of BYOD customers with no-term contracts could increase. Such customers are under no contractual obligation to remain with us, this could have a material adverse effect on our churn rate and, consequently, on our business, financial condition and results of operations.

Our inventory may become obsolete.

Our various products in inventory generally have a relatively short lifecycle due to frequent technological changes. If we cannot effectively manage inventory levels based on product demand, this could increase the risk of inventory obsolescence and could have an adverse effect on our business, financial condition and results of operations.

We are regularly required to make capital expenditures to remain technologically and economically competitive. We may not be able to obtain additional capital to implement our business strategies and make capital expenditures.

Our strategy of maintaining a leadership position in the suite of products and services we offer and of launching new products and services requires capital investments in our network and infrastructure to support growth in our customer base and its demands for increased bandwidth capacity and other services. In the past, we have required substantial capital for the upgrade, expansion and maintenance of our network and the launch and deployment of new or additional services. We expect that additional capital expenditures will continue to be required in the short and medium term in order to expand and maintain our systems and services, including expenditures relating to advancements in Internet access, HD television, ultra-high-definition (“UHD”) television and television everywhere/every platform requiring Internet protocol delivery technology, as well as the cost of our mobile services infrastructure deployment, maintenance and enhancement.

The demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further accelerate, driven by the following increases: levels of broadband penetration; need for personal connectivity and networking; affordability of smartphones and Internet-only devices (e.g., high-usage data devices such as mobile Internet keys, tablets and electronic book readers); multimedia-rich services and applications; and unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. We may have to acquire additional spectrum, if available and if economically reasonable, in order to address this increased demand. The ability to acquire additional spectrum (if needed) is dependent on the timing and the rules established by Innovation, Science and Economic Development Canada. If we are not successful in acquiring additional spectrum we may need on reasonable terms, that could have a material adverse effect on our business, prospects and financial condition. See also “Item 4. Information on the Corporation — Regulation — Canadian Telecommunications Services — Regulatory Framework for Mobile Wireless Services.”

Developing, maintaining and enhancing our LTE network requires capital expenditures to remain competitive and to comply with our obligations under the agreement with our partner governing the joint build-out of our LTE network. A geographical expansion or densification of our LTE network may require us to incur significant costs and to make significant capital expenditures. See also “Item 4. Information on the Corporation — History and Development of the Corporation.”

There can be no assurance that we will be able to generate or otherwise obtain the funds to finance any portion of these capital improvement programs, new strategies and services or other capital expenditure requirements, whether through cash from operations, additional borrowings or other sources. If we are unable to generate sufficient funds or obtain additional financing on acceptable terms, we may be unable to implement our business strategies or proceed with the capital expenditures and investments required to maintain our leadership position, and our business, financial condition, results of operations, reputation, and prospects could be materially adversely affected. Even if we are able to obtain adequate funding, the period of time required to upgrade our network could have a material adverse effect on our ability to successfully compete in the future. Moreover, additional investments in our business may not translate into incremental revenues, cash flows or profitability.

See also the risk factors “— We operate in highly competitive industries that are experiencing rapid technological developments and fierce price competition, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations”, “— We compete, and will continue to compete, with alternative technologies and we may be required to invest a significant amount of capital to address continuing technological evolution and development” and “— Risks Relating to our Senior Notes and our Capital Structure — We may be required from time to time to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us.”

We may need to support increasing costs in securing access to support structures needed for our cable network.

We require access to the support structures of hydroelectric and telephone utilities and need municipal rights of way to deploy our cable network. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). We have entered into comprehensive support structure access agreements with all of the major hydroelectric companies and all of the major telecommunications companies in our service territory. In the event that we seek to renew or to renegotiate these agreements, we cannot guarantee that these agreements will continue to be available on their respective terms, on acceptable terms, or at all, which may place us at a competitive disadvantage.

We may not successfully implement our business and operating strategies.

Our strategies include strengthening our position as telecommunications leader, introducing new and enhanced products and services, maintaining our advanced broadband network, further integrating the operations of our subsidiaries, leveraging geographic clustering and maximizing customer satisfaction across our business. We may not be able to implement these strategies successfully or realize their anticipated results fully or at all, and their implementation may be more costly or challenging than initially planned. In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition, technological changes and other factors described in this “Risk Factors” section. While the centralization of certain business operations and processes has the advantage of standardizing our practices, thereby reducing costs and increasing effectiveness, it also represents a risk in itself should a business solution implemented by a centralized office throughout the organization fail to produce the intended results. We may also be required to make capital expenditures or other investments that may affect our ability to implement our business strategies if we are unable to secure additional financing on acceptable terms or to generate sufficient funds internally to cover those requirements. Any material failure to implement our strategies could have a material adverse effect on our reputation, business, financial condition, prospects and results of operations, as well as on our ability to meet our obligations, including our ability to service our indebtedness.

As part of our strategy, in recent years, we have entered into certain agreements with third-parties under which we are committed to making significant operating expenditures in the future. We can provide no assurance that we will be successful in developing new activities in relation to these engagements, including the development of new revenue sources.

We could be adversely impacted by consumers’ trend to abandon cable telephony and television services.

The recent trend toward mobile substitution or “cord-cutting” (when users cancel their landline telephony services and opt for mobile telephony services only) is largely the result of the increasing mobile penetration rate in Canada and the various unlimited offers launched by mobile operators. In addition, there is also a consumer trend to abandon and substitute wire and cable television for Internet access service in order to stream directly from broadcasters and OTT content providers. We may not be successful in converting our existing cable telephony subscriber base to our mobile telephony services or in attracting customers to our OTT entertainment platforms, which could have a material adverse effect on our business, our results of operation and our financial condition.

We could be adversely affected by the rapid growth of traffic volumes on the Internet.

Internet users are downloading an increasing amount of data each year and households are now connected to the Internet through a combination of several computers, tablets and other mobile devices, leading to simultaneous flows per home, which constitutes a departure from the past, when a majority of households were connected to the Internet through a single computer. In addition, some content on the Internet, such as videos, is now available at a higher bandwidth for which HD, as opposed to standard definition, has become the norm. OTT service providers have recently started streaming UHD content which uses even more bandwidth than HD services. There has therefore been an increase in data consumption and an intensification of Internet traffic during peak periods, which calls for increased bandwidth capacity to address the needs of our customers.

Equipment costs are under pressure in an effort to counterbalance customers’ demand for bandwidth. While we can relay some of this pressure on costs to our manufacturers, can adopt new technologies that reduce costs or implement other cost-reduction initiatives, our inability to fully meet our increasing need for bandwidth may result in price increases or in reduced profitability.

We compete, and will continue to compete, with alternative technologies and we may be required to invest a significant amount of capital to address continuing technological evolution and development.

The media industry is experiencing rapid and significant technological changes, which have resulted in alternative means of program and content transmission. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Furthermore, in our video distribution markets, industry regulators have authorized DTH, microwave services and VDSL services and may authorize other alternative methods of transmitting television and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies, such as IPTV, or we may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited, which could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition, and results of operations.

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

The financial performance of our cable and mobile services depends in large part on our ability to distribute on our platforms a wide range of appealing, conveniently-scheduled television programming at reasonable rates. We obtain television programming rights from suppliers pursuant to programming contracts. In recent years, these suppliers have become vertically integrated and are now more limited in number. The quality and amount of television programming we offer affect the attractiveness of our services to customers and, accordingly, the rates we can charge for these services. We may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, our inability to obtain programming at reasonable rates or our inability to pass-through rate increases to our customers could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, our ability to attract and retain cable customers depends, to a certain extent, on our capacity to offer quality content, HD and UHD programming, an appealing variety of programming choices and packages, as well as multiplatform distribution and on-demand content, at competitive prices. If the number of specialty channels being offered does not increase at the level and pace comparable to our competitors, if the content offered on such channels does not receive audience acceptance, or if we are unable to offer multiplatform availability, HD and UHD programming and on-demand content for capacity reasons, among others, this may have a negative impact on revenues from our cable operations.

The multiplicity of foreign and deregulated content providers (often global players on the Internet) puts pressure on the viability of our current business model for television distribution. Substantial capital expenditures on our infrastructure and in our research and development may be required to remain competitive.

We provide our television, Internet access, cable telephony and mobile telephony services through a single clustered network, which may be more vulnerable to widespread disruption.

We provide our television, Internet access, cable telephony and mobile telephony services through a primary headend and our analog television services through twelve additional regional headends in our single clustered network. Despite available emergency backup or replacement sites, a failure in our primary headend, including exogenous threats, such as natural disasters, sabotage or terrorism, or dependence on certain external infrastructure providers (such as electric utilities), could prevent us from delivering some of our products and services throughout our network until the failure has been resolved, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation.

Cybersecurity breaches and other similar disruptions could expose us to liability, which would have an adverse effect on our business and reputation.

The ordinary course of our telecommunications and data-storage businesses involves the receipt, collection, storage and transmission of sensitive data, including our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, whether in our data centres, systems, infrastructure, networks or processes. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy.

Although we have implemented and regularly review and update processes and procedures to protect against unauthorized access to or use of sensitive data, including data of our customers, and to prevent data loss, ever-evolving cyber-threats require us to continually evaluate and adapt our data centres, systems, infrastructure, networks and processes. We cannot assure that our data centres, systems, infrastructure, networks and processes will be adequate to safeguard against all information security access by third-parties or employees or errors by third party suppliers. If we are subject to a significant cyber-attack or breach, unauthorized access, errors of third-party suppliers or other security breaches, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation.

We have not to our knowledge been subject to cyber-attacks or breaches which, individually or in the aggregate, have had a material impact on our operations (including the integrity of our customers’ data) or financial condition. However, the preventive actions we take to reduce the risks associated with cyber-attacks, including protection of our data centres, systems, infrastructure, networks and processes, may be insufficient to repel or mitigate the effects of a major cyber-attack in the future.

We store and process increasingly large amounts of personally identifiable data of our clients, employees or our business partners, and the improper use or disclosure of such data would have an adverse effect on our business and reputation.

We store and process increasingly large amounts of personally identifiable information of our clients, employees or our business partners. We face risks inherent in protecting the security of such personal data. In particular, we face a number of challenges in protecting the data in and hosted on our systems, including from advertent or inadvertent actions or inactions by our employees, as well as in relation to compliance with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data. Although we have developed systems, processes and security controls that are designed to protect personally identifiable information of our clients, employees or our business partners, we may be unable to prevent the improper disclosure, loss, misappropriation of, unauthorized access to, or other security breach relating to such data that we store or process. As a result, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation.

We are dependent upon our information technology systems and those of certain third-parties. The inability to enhance our systems could have an adverse impact on our financial results and operations.

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

Malicious and abusive Internet practices could impair our cable data and mobile data services as well as our fibre-optic connectivity business.

Our cable data, mobile data and fibre-optic connectivity business customers utilize our network to access the Internet and, as a consequence, we or they may become a victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including deterioration of service, excessive call volume to call centers and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, to a loss of customers or revenues, in addition to increased costs to service our customers and protect our network. Any significant loss of cable data, mobile data or fibre-optic connectivity business customers, or a significant increase in the costs of serving those customers, could adversely affect our reputation, business, prospects, financial condition and results of operations.

We may not be able to protect our services from piracy, which may have an adverse effect on our customer base and lead to a possible decline in revenues.

In our cable television, Internet access, OTT and telephony business, we may not be able to protect our services and data from piracy. We may be unable to prevent electronic attacks to gain unauthorized access to our network, analog and digital programming, and our Internet access services. We use encryption technology to protect our cable signals and OTT from unauthorized access and to control programming access based on subscription packages. We may not be able to develop or acquire adequate technology to prevent unauthorized access to our network, programming and data, which may have an adverse effect on our customer base and lead to a possible decline in our revenues, as well as to significant remediation costs and legal claims.

We depend on third-party suppliers and providers for services, hardware, equipment, information and other items critical to our operations.

We depend on third-party suppliers and providers for certain services, hardware and equipment that are critical to our operations and network evolution. These materials and services include set-top boxes, mobile telephony handsets and network equipment, cable and telephony modems, servers and routers, fibre-optic cable, telephony switches, inter-city links, support structures, software, the “backbone” telecommunications network for our Internet access and telephony services, and construction services for the expansion of and upgrades to our cable and mobile networks. These services and equipment are available from a limited number of suppliers and therefore we face the risks of supplier disruption, including business difficulties, restructuring or supply-chain issues. If no supplier can provide us with the equipment or services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected.

In addition, we obtain proprietary content critical to our operations through licensing arrangements with content providers. Some providers may seek to increase fees or impose technological requirements to protect their proprietary content. If we are unable to renegotiate commercially acceptable arrangements with these content providers, comply with their technological requirements or find alternative sources of equivalent content, our operations may be adversely affected.

We may be adversely affected by litigation and other claims.

In the normal course of business, we are involved in various legal proceedings and other claims relating to the conduct of our business. Although, in the opinion of our management, the outcome of current pending claims and other litigation is not expected to have a material adverse effect on our reputation, results of operations, liquidity or financial position, a negative outcome in respect of any such claim or litigation could have a said adverse effect. Moreover, the cost of defending against lawsuits and the diversion of management’s attention could be significant. See also “Item 8. Financial Information – Legal Proceedings” in this annual report.

We may be adversely affected by strikes and other labour protests.

As of December 31, 2015, approximately 60% of our employees are unionized, and the terms of their employment are governed by one of our five regional collective bargaining agreements.

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

The economic cycles, employee demographics and changes in regulations could have a negative impact on the funding of our defined benefit pension plans and related expenditures. There is no guarantee that the expenditures and contributions required to fund these pension plans will not increase in the future and therefore negatively impact our operating results and financial position. Risks related to the funding of defined benefit plans may materialize if total obligations with respect to a pension plan exceed the total value of its trust assets. Shortfalls may arise due to lower-than-expected returns on investments, changes in the assumptions used to assess the pension plan’s obligations, and actuarial losses.

We may be adversely affected by exchange rate fluctuations.

Most of our revenues and expenses are denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes and cable modems, certain mobile devices and certain capital expenditures, including certain costs related to the development and maintenance of our mobile network, are paid in U.S. dollars. Those costs are partially hedged hence a significant increase in the U.S. dollar could have an adverse effect on our results of operations.

Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, are payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. We have entered into transactions to hedge the exchange rate risk with respect to our U.S. dollar-denominated debt outstanding at December 31, 2015, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt. These hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral in order to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms, or at all.

In addition, certain cross-currency interest rate swaps entered into by us include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2015, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward contracts was in an asset position of $494.2 million on a consolidated basis. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

Some of our suppliers source their products out of the U.S., therefore, although we pay these suppliers in Canadian dollars, the prices we pay for such products may be affected by fluctuations in the exchange rate. We may in the future enter into transactions to hedge our exposure to the exchange rate risk related to the prices of some of those products. However, fluctuations to the exchange rate for our purchases that are not hedged could affect the prices we pay for such purchases and could have an adverse effect on our results of operations.

The volatility and disruptions in the capital and credit markets could adversely affect our business, including the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they become due.

The capital and credit markets have experienced significant volatility and disruption over the last several years, resulting in periods of upward pressure on the cost of new debt capital and severe restrictions in credit availability for many companies. In such periods, the disruptions in the capital and credit markets have also resulted in higher interest rates or greater credit spreads on the issuance of debt securities and increased costs under credit facilities. Disruptions in the capital and credit markets could increase our interest expense, thereby adversely affecting our results of operations and financial position.

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

Extended periods of volatility and disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced financing alternatives or failures of significant financial institutions could adversely affect our access to the liquidity and affordability of funding needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Market disruptions and broader economic challenges may lead to lower demand for certain of our products and increased incidences of customer inability to pay or timely pay for the services or products that we provide. Events such as these could adversely impact our results of operations, cash flows, financial position and prospects.

A failure to adopt an ethical business conduct may adversely affect our reputation.

Any failure or perceived failure to adhere to our policies, the law or ethical business practices could significantly affect our reputation and brands and could therefore negatively impact our financial performance. Our framework for managing ethical business conduct includes the adoption of a Code of Ethics which our directors and employees are required to acknowledge and agree to on a regular basis and, as part of an independent audit and security function, maintenance of a whistle-blowing hotline. There can be no assurance that these measures will be effective to prevent violations or perceived violations of law or ethical business practices.

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

We undertake acquisitions, dispositions, business combinations, or joint ventures from time to time which may involve significant risks and uncertainties.

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

The competition to offer products in the best available retail commercial spaces is fierce in the telecommunications business. Some of our telecommunications business’ competitors have pursued a strategy of selling their products through independent retailers to extend their presence on the market and some of our competitors have also acquired certain independent retailers and created new distribution networks. This could result in limiting the expansion of our retail network and may contribute to isolate us from our competitors, which could have an adverse effect on our business, prospects and results of operation.

Risks Relating to Regulation

We are subject to extensive government regulation and policy-making. Changes in government regulation or policies could adversely affect our business, financial condition, prospects and results of operations.

Our operations are subject to extensive government regulation and policy-making in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. There are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses and telecommunications carriers in Canada, although the federal government recently eliminated the foreign ownership restrictions on telecommunications companies with less than 10 percent of total Canadian telecommunications market revenues. Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) (the “Broadcasting Act”) and the Telecommunications Act and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the federal cabinet. For instance, the

CRTC recently adopted a new Wireless Code which regulates numerous aspects of the provision of retail wireless services and a new Television Service Provider Code which regulates numerous aspects of the provisions of retail television services. Our wireless and cable operations are also subject to technical requirements, license conditions and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”), which is administered by Innovation, Science and Economic Development Canada.

In addition, laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts in Canada, the United States and other jurisdictions may impose limits on our collection and use of certain kinds of information. On December 17, 2014, an amendment to the Telecommunications Act and the Radiocommunication Act was adopted to give to the CRTC and Innovation, Science and Economic Development Canada the power to impose monetary sanctions for failure to comply with current regulations. For a more extensive description of the regulatory environment affecting our business, see “Item 4. Information on the Corporation – Regulation”.

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

Innovation, Science and Economic Development Canada may not renew our mobile spectrum licenses on acceptable terms, or at all.

Our AWS-1 licenses were issued in December 2008 for a 10-year term. Beginning two years before the end of this term, and any subsequent term, we may apply for renewed licenses for a term of up to 10 years. AWS-1 license renewal, including whether license fees should apply for a subsequent license term, will be subject to a public consultation process initiated in the eighth year of the applicable licenses, meaning in 2016 in respect of our current AWS-1 licenses.

Our other spectrum licenses, including in the AWS-3, 700MHz and 2500MHz bands, are issued for 20-year terms from their respective dates of issuance. At the end of these respective terms, applications may be made for new licenses for a subsequent term through a renewal process, unless a breach of license condition by us has occurred, a fundamental reallocation of spectrum to a new service is required, or in the event that an overriding policy need arises. The process for issuing or renewing licenses, including the terms and conditions of the new licenses and whether license fees should apply for a subsequent license term, are expected to be determined by Innovation, Science and Economic Development Canada following public consultations.

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

In a decision issued on July 22, 2015, the CRTC ordered substantial changes to the framework for the provision of wholesale services to third-party ISPs. The provision of aggregated services will no longer be mandated and will be phased out in conjunction with the implementation of a new mandatory disaggregated service which will involve third-party ISPs provisioning their own regional transport services. This disaggregated service will also include, for the first time, mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. As a result of this decision, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

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

Some studies have alleged links between radiofrequency emissions from certain wireless devices and cell sites and various health problems or possible interference with electronic medical devices, including hearing aids and pacemakers. All our cell sites comply with applicable laws and we rely on our suppliers to ensure that the network equipment and customer equipment supplied to us meets all applicable regulatory and safety requirements. While there is no definitive evidence of harmful effects from exposure to radiofrequency emissions when the limits imposed by applicable laws and regulations are complied with, additional studies of radiofrequency emissions are ongoing and we cannot be sure that the results of any such future studies will not demonstrate a link between radiofrequency emissions and health problems.

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

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2015, we had $3.3 billion of consolidated long-term debt (excluding QMI subordinated loans). Our indebtedness could have significant consequences, including the following:

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

Although we have significant indebtedness, as at December 31, 2015, we had approximately $718 million available for additional borrowings under our existing credit facilities on a consolidated basis, and the indentures governing our outstanding Senior Notes which permit us to incur substantial additional indebtedness in the future. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, refer to Note 18 to our audited consolidated financial statements for the year ended December 31, 2015 included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.”

Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.

Our credit facilities and the respective indentures governing our Senior Notes contain a number of operating and financial covenants restricting our ability to, among other things:

•	borrow money or sell preferred stock;

•	create liens;

•	pay dividends on or redeem or repurchase our stock;

•	make certain types of investments;

•	restrict dividends or other payments from certain of our subsidiaries;

•	enter into transactions with affiliates;

•	issue guarantees of debt; and

•	sell assets or merge with other companies.

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

If we experience a change of control, as that term is defined in the respective indentures governing our Senior Notes, we may be required to make an offer to repurchase all of our Senior Notes prior to maturity. We can provide no assurance that we will have sufficient funds or be able to arrange for additional financing to repurchase our Senior Notes following such change of control. There is no sinking fund with respect to our outstanding Senior Notes.

In addition, a change of control would be an event of default under our credit facilities. Any future credit agreement or other agreements relating to our indebtedness to which we become a party may contain similar provisions. Our failure to repurchase our Senior Notes if required upon a change of control would, pursuant to the terms of the respective indentures governing our outstanding Senior Notes, constitute an event of default under such indentures. Any such default could, in turn, constitute an event of default under future indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, we may not have sufficient funds to repurchase our Senior Notes and repay the debt.

Canadian bankruptcy and insolvency laws may impair the trustees’ ability to enforce remedies under the indentures governing our Senior Notes or the Senior Notes themselves.

The rights of the trustees, who represent the holders of our Senior Notes, to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) (the “BIA”) and the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place. In addition, it may be possible in certain circumstances to restructure certain debt obligations under the corporate governing statute applicable to the debtor.

The powers of the court under the BIA, and particularly under the CCAA, have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under our outstanding Senior Notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustees could exercise their respective rights under the respective indentures governing each series of our Senior Notes or whether and to what extent holders of our Senior Notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the respective trustees.

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

Our Senior Notes are unsecured and, therefore, are effectively subordinated to any secured indebtedness that we may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving us, the assets that serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the Senior Notes. The Senior Notes are effectively subordinated to any borrowings under our senior credit facilities. In addition, our credit facilities and the respective indentures governing our Senior Notes permit us to incur additional secured indebtedness in the future, which could be significant.

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

Our legal and commercial name is Videotron Ltd. We were founded on September 1, 1989 and are governed by the Business Corporations Act (Québec). On October 23, 2000, we were acquired by Quebecor Media.

Our registered office is located at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, and our telephone number is (514) 281-1232. Our corporate website may be accessed through the URL http://www.videotron.com. The information found on our corporate website or on any other website to which we refer in this annual report does not, however, form part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States with respect to our Senior Notes (other than our Senior Notes due 2021, 2025 and 2026) is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Since December 31, 2012, we have undertaken and/or completed several business acquisitions, capital expenditures, business development projects and transactions, including, among others, the following:

•

We have continued to actively pursue the roll-out of our mobile network. As of December 31, 2015, our mobile telephony services covered the Province of Québec (7.4 million persons) and Eastern Ontario. During 2015, we activated 135,800 net new lines on our advanced mobile network at a pace of approximately 11,300 net new lines per month, bringing our total mobile customer base to 768,600 activated lines.

•

On January 7, 2016, we announced the closing of a transaction whereby we acquired Fibrenoire Inc. (“Fibrenoire”), a company that provides businesses with fibre-optic connectivity services, for cash consideration of $125.0 million subject to certain adjustments.

•

On October 27, 2015, we announced a multi-year $35.0 million expansion of the 4Degrees Colocation data hosting centre located in Québec City, which we acquired in March 2015 for cash consideration of $35.5 million. The project will add two new server rooms to the facility, bringing its square footage to a total of 33,000 square feet. 4Degrees Colocation is one of the few data centres in the Province of Québec to be Tier III certified by the Uptime Institute, an international standard that recognizes maximum reliability and operational sustainability. This expansion follows the $40.0 million investment announcement we made on September 16, 2015, in relation with the construction of a new data centre to be located in Technoparc Montréal which will provide colocation solutions to businesses. The $40.0 million investment will be spread over several years.

•

On September 15, 2015, we issued $375.0 million aggregate principal amount of 5 3/4% Senior Notes, maturing on January 15, 2026, for net proceeds of $370.1 million (net of financing expenses). The proceeds of this offering were used to (i) partially repay the amounts outstanding under our senior credit facilities, and (ii) pay transaction fees and expenses.

•

On July 16, 2015, we redeemed and retired (i) the entire principal amount outstanding of our 9 1/8% Senior Notes issued on April 15, 2008, and due April 15, 2018, representing an aggregate principal amount of US$75.0 million, and unwound the related hedges in an asset position, and (ii) the entire principal amount outstanding of our 7 1/8% Senior Notes issued on January 13, 2010, and due January 15, 2020, representing an aggregate principal amount of $300.0 million.

•

On June 16, 2015, we amended our senior credit facilities to (i) increase the amount available under our secured revolving credit facility from $575.0 million to $615.0 million, (ii) extend the maturity of our secured revolving credit facility from July 19, 2018 to July 20, 2020, and (iii) create a new $350.0 million unsecured revolving credit facility maturing on July 20, 2020.

•

On May 12, 2015, the predecessor to Innovation, Science and Economic Development Canada announced that we were the successful bidder for eighteen 20 MHz licenses in its 2500 MHz spectrum auction. The operating licenses, acquired for $187.0 million, cover all of the Province of Québec and the largest urban centres in other provinces of Canada, namely Toronto, Ottawa, Calgary, Edmonton and Vancouver, making it possible to reach more than 21 million people, or approximately 65% of Canada’s population.

•

On April 10, 2015, we redeemed and retired the entire principal amount outstanding of our 6 3/8% Senior Notes due December 15, 2015, representing an aggregate principal amount of US$175.0 million, and unwound the related hedges in an asset position.

•

On March 6, 2015, the predecessor to Innovation, Science and Economic Development Canada announced that we were the successful bidder for four 30 MHz licenses in its AWS-3 commercial mobile spectrum auction. We obtained the 30 MHz licenses for Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario / Outaouais, covering 100% of the population of the Province of Québec and the Ottawa region, for a total price of $31.8 million.

•	On September 10, 2014, we launched our LTE mobile network, which reaches nearly 90% of the population of the Province of Québec and supports speed of up to 150 mbps.

•

On April 9, 2014, we issued US$600.0 million aggregate principal amount of 5 3/8% Senior Notes, maturing on June 15, 2024, for net proceeds of $654.5 million (net of financing expenses). The proceeds of this offering were used on April 24, 2014 to (i) finance the early redemption and withdrawal of US$260.0 million aggregate principal amount of our outstanding 9 1/8% Senior Notes, issued on March 5, 2009 and maturing on April 15, 2018, (ii) repay borrowings under our revolving credit facility, (iii) pay related fees and expenses, and (iv) the remainder for general corporate purposes.

•

On April 3, 2014, after final payment was made on the spectrum awarded in the auction ended February 19, 2014, the predecessor to Innovation, Science and Economic Development Canada issued us seven 700 MHz licenses. The operating licenses, acquired for $233.3 million, cover the entire provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia, for a total covered population of more than 28 million, representing approximately 80% of Canada’s population.

•

On June 17, 2013, we issued $400.0 million aggregate principal amount of 5 5/8% Senior Notes, maturing on June 15, 2025, for net proceeds of $394.8 million (net of financing expenses). The proceeds of this offering were used on July 2, 2013 to finance the early redemption and withdrawal of US$380.0 million aggregate principal amount of our outstanding 9 1/8% Senior Notes due 2018, and to settle the related hedging contracts.

•

On May 31, 2013, we sold our specialized websites Jobboom and Réseau Contact to our parent corporation Quebecor Media for a total consideration of $65.0 million. On the same day, Quebecor Media announced that Mediagrif Interactive Technologies (“Mediagrif”) and Quebecor Media reached a definitive agreement pursuant to which Mediagrif acquired Jobboom and Réseau Contact.

•

On May 29, 2013, we announced an agreement with Rogers Communications Partnership (“Rogers”) for the cooperation and collaboration in the build-out and operation of a shared LTE wireless network in the Province of Québec and the Ottawa region (the “Rogers LTE Agreement”). We will both maintain our business independence, including product and service portfolios, billing systems and customer data. As part of the Rogers LTE Agreement, we will provide each other with services for which we will receive $93.0 million and Rogers will receive $200.0 million, payable over a period of 10 years. In addition to the LTE network build-out and sharing agreement, we have also come to an agreement with Rogers regarding our unused AWS spectrum in the Greater Toronto Area. Under this agreement, we have the option to transfer our Toronto spectrum license to Rogers since January 1, 2014, for an aggregate consideration of $180.0 million.

B-	Business Overview

Overview

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, as well as an Internet service provider and a provider of cable and mobile telephony and OTT video services in the Province of Québec. Our cable network covers approximately 79% of the Province of Québec’s approximately 3.6 million residential premises. The deployment of our LTE network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services. Products and services are supported by extensive coaxial, fibre-optic and LTE wireless networks. Since May 1, 2015, the coverage of our LTE network was expanded coast-to-coast through roaming agreements with other wireless service providers.

Videotron Business Solutions is a premier full-service telecommunications provider serving small-, medium- and large-sized businesses, as well as telecommunications carriers. In recent years, we have significantly grown our customer base and have become a leader in the Province of Québec’s business telecommunication segment. Products and services include cable television, Internet, telephony, mobile services and business solutions products such as hosting, private network connectivity, Wi-Fi, audio and video transmission. Through 4Degrees Colocation, we operate a data centre in Québec City which is one of the few data centres in the Province of Québec to be Tier III certified by the Uptime Institute, an international standard that recognizes maximum reliability and operational sustainability. On September 16, 2015, we announced the construction of a 30,000-square-foot data centre in Montréal to provide business customers with the colocation solutions they need for hosting and processing growing quantities of data. On October 27, 2015, we announced the expansion of the data hosting centre in Québec City. The project will add two new server rooms to the facility. More recently, on January 7, 2016, we announced the acquisition of Fibrenoire, a company that provides fibre-optic connectivity services. The transaction will enable Videotron Business Solutions and Fibrenoire to join forces to meet the growing demand from business customers for fibre-optic connectivity.

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

Differentiated Bundled Services

Through our technologically advanced wireline and wireless network, we offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, video-on-demand, subscription-based OTT entertainment platform and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile telephony services. In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service which is offered across our footprint and enables our customers to download data at a higher speed than currently offered by standard DSL technology. We also offer the widest range of French-language programming in Canada including content from our illico-on-Demand and Club illico services available on illico Digital TV, illico.tv, illico.tv tablet app (for Android and iOS) and illico mobile platforms. Customers can interrupt and resume programming at will on any of these four illico platforms.

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

Focused and Highly Reliable Network Cluster

Our single hybrid fibre coaxial clustered network covers approximately 79% of the Province of Québec’s total addressable market and nine of the province’s top ten urban areas. We believe that our single cluster and network architecture provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services such as Club illico and the illico 4K UHD set-top box, and a lower cost structure through reduced maintenance and technical support costs.

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

Products and Services

We currently offer to our customers cable services, mobile telephony services, OTT video services and business telecommunications services.

Cable Services

i.	Advanced Cable-Based Products and Services

Our cable network’s large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet access, digital television, residential telephony and selected interactive services. In 2015, we introduced on the market the very latest in technology: the illico 4K set-top box. This high-tech personal video recorder has a processor 12 times more powerful than the previous generation, thus allowing customers to program up to eight simultaneous recordings and keep up to 115 hours of UHD recording. We intend to continue to develop and deploy additional value-added services to further broaden our service offering.

•

Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our customers primarily via cable modems. We provide this service at download speeds of up to 200 Mbps to more than 85% of our homes passed. As of December 31, 2015, we had 1,568,200 cable Internet access customers, representing 90.3% of our basic customers and 55.9% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 53.4% as of December 31, 2015.

•

Digital Television. We have installed headend equipment through an hybrid optical fibre and coax network capable of delivering digitally encoded transmissions to a two-way digital set-top box in the customer’s home and premises. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services and a HD quality. All of our television packages include 52 basic television channels, audio services providing digital-quality music, 21 FM radio channels and an interactive programming guide. Our extended digital television offering allows customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of more than 300 additional channels, including U.S. super-stations and other special entertainment programs. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. As of December 31, 2015, we had 1,570,600 customers for our digital television service, representing 90.4% of our total basic customers and 56.0% of our total homes passed.

•

Cable Telephony. We offer cable telephony service using VoIP technology. We offer discounts to our customers who subscribe to more than one of our services. As of December 31, 2015, we had 1,316,300 subscribers to our cable telephony service, representing a penetration rate of 75.8% of our basic cable subscribers and 46.9% of our homes passed.

•

Video-On-Demand. Video-on-demand service enables digital cable customers to rent content from a library of movies, documentaries and other programming through their digital set-top box, computer, tablet or mobile phone respectively through illico Digital TV, illico.tv, our illico tablet app and illico mobile. Our digital cable customers are able to rent their video-on-demand selections for a period of up to 48 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during their rental period. In addition, customers can now resume viewing on-demand programming that was paused on either the television, illico.tv, the illico tablet app, or illico mobile, both offered on the iOS and Android platforms. These applications feature a customizable, intuitive interface that brings up selections of content based on the customer’s individual settings and enhances the experience by suggesting personalized themed content. These applications smartly and swiftly highlight any content available from the entire illico catalog, including video-on-demand titles, live television broadcasts or recorded shows, and allow the customer to transfer it directly and seamlessly from their mobile devices to their television. We sometimes group movies, events or TV programs available on video-on-demand and offer them, when available, for a period of seven days. We also offer a substantial amount of video-on-demand content free of charge to our digital cable customers, comprised predominantly of previously aired television programs and youth-oriented programming.

•

Pay-Per-View and pay television channels. Pay-Per-View is a group of channels that allows our digital customers to order live events and movies based on a pre-determined schedule. In addition, we offer pay television channels on a subscription basis that permits our customers to access and watch most of the movies available on the linear pay TV channels these customers subscribe to.

ii.	Traditional Cable Television Services

Customers subscribing to our traditional analog “basic” and analog “extended basic” services generally receive a line-up of 42 channels of television programming, depending on the bandwidth capacity of their local cable system. We are no longer offering this service to new customers.

As of December 31, 2015, we had 166,300 customers for our analog television service, representing 9.6% of our total basic customers.

Mobile Services

On September 9, 2010, we launched our High Speed Packet Access (“HSPA”) mobile communication network (3G) which was upgraded to HSPA+ (4G), on June 30, 2011.

In 2013, we signed a 20-year agreement with Rogers for the cooperation and collaboration in the build-out and operation of a shared LTE wireless network in the Province of Québec and the Ottawa region. In September 2014, we launched our shared LTE wireless network, with Rogers. This shared network delivers an optimal user experience for consumers and businesses. We maintain our business independence throughout this agreement, including our product and service portfolios, billing systems and customer data.

In April 2014, we added Apple’s mobile devices, including the iPhone, to our extensive line-up of mobile handsets, thus enabling us to reach a significantly untapped segment of our addressable market, in particular the young mobile users. Subsequently, we launched new illico applications for iPhone and iPad.

In August 2015, we launched the Unlimited Music service, which allows some mobile customers to stream music through the most popular online platforms without using data from their mobile plan.

In the 700 MHz auction held in 2014, we acquired a package of seven spectrum licenses consisting of a single paired 5+5 MHz spectrum block in the upper 700 MHz band over a geographic territory which encompasses the provinces of Québec, Ontario (excluding the region of Northern Ontario), Alberta and British Columbia, for a total covered population of more than 28 million. The 700 MHz band presents certain superior propagation characteristics and benefits from well-developed LTE equipment and device ecosystems in North America. Ownership of the licenses acquired during the auction held in 2014 enhances our ability to maintain a leading edge, high capacity wireless network in the Province of Québec and in the Ottawa region, and provides us with a number of options to maximize the value of our investment in the rest of Ontario, Alberta and British Columbia.

In the Innovation, Science and Economic Development Canada auction for AWS-3 commercial mobile spectrum held on March 3, 2015, we acquired four 30 MHz licenses for Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario / Outaouais, covering 100% of the population of the Province of Québec and the Ottawa region. This spectrum, which supports LTE technology, will further enhance our ability to maintain a leading-edge, high-capacity wireless network in the Province of Québec and in the Ottawa region.

On May 12, 2015, after the closing of Innovation, Science and Economic Development Canada’s auction for 2500 MHz commercial mobile spectrum, we were declared the successful bidder for eighteen licenses covering all of the Province of Québec as well as the major urban centres in the rest of Canada, including Toronto, Ottawa, Calgary, Edmonton and Vancouver.

As of December 31, 2015, most households and businesses on our cable footprint had access to our advanced mobile services. As of December 31, 2015, there were 768,600 lines activated on our wireless network, representing a year-over-year increase of 135,800 lines (21.5%).

Over-the-top video

Our clients can also benefit from Club illico, our subscription based OTT entertainment platform, offering a rich and varied selection of unlimited, on-demand content (movies, television shows, children’s shows, documentaries, comedy performances and concerts). In late 2013, Club illico began co-producing television series and offering them in their first broadcast window, prior to their linear broadcast. On December 31, 2015, the Club illico service had 257,500 subscribers.

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

During 2015, we announced the construction of a new 30,000-square-foot data centre in Montreal that will offer an available load of 16 megawatts. We also announced the expansion of our data centre located in Québec City to 33,000 square feet thereby offering additional cabinet space.

In 2016, with the acquisition of Fibrenoire, we will increase our presence in the growing market of fibre-optic connectivity.

We serve customers with dedicated sales and customer service teams with solid expertise in business services. Videotron Business Solutions relies on its extensive coaxial, fibre optic, LTE wireless networks and data centre to provide the best possible customized solutions to all of its customers.

Customer Statistics Summary

The following table summarizes our customer statistics for our suit of advanced products and services:

	As of December 31,
	2015	2014	2013	2012	2011
	(in thousands of customers)
Revenue-generating units (RGUs)	5,647.5	5,479.3	5,242.1	5,019.1	4,757.7
Mobile Telephony
Mobile telephony lines	768.6	632.8	504.3	403.8	290.7
Cable Internet
Cable Internet customers	1,568.2	1,537.5	1,506.0	1,444.0	1,359.6
Penetration(1)	55.9%	55.4%	54.9%	53.5%	51.2%
Cable Television
Basic customers(2)	1,736.9	1,782.3	1,825.1	1,855.0	1,861.5
Penetration(1)	61.9%	64.2%	66.5%	68.7%	70.1%
Digital customers(3)	1,570.6	1,553.6	1,527.4	1,480.9	1,397.6
Penetration(3)(4)	90.4%	87.2%	83.7%	79.8%	75.1%
Cable Telephony
Cable telephony lines	1,316.3	1,349.0	1,348.5	1,316.3	1,245.9
Penetration(1)	46.9%	48.6%	49.2%	48.7%	46.9%
Over-the-top video
Over-the-top video customers(3)	257.5	177.7	58.2	—	—
Homes passed(5)	2,806.0	2,777.3	2,742.5	2,701.2	2,657.3

(1)	Represents customers as a percentage of total homes passed.
(2)	Basic customers are customers who receive basic cable service in either the analog or digital mode.
(3)	Customer statistics and their related penetration rates have been restated for the years 2014, 2013, 2012 and 2011 to reflect certain adjustments to product definitions and to add over-the-top video customers.
(4)	Represents customers for the digital service as a percentage of basic customers.
(5)	Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by our cable television distribution network in a given cable system service area in which the programming services are offered.

Pricing of our Products and Services

Our revenues are derived from the monthly fees our customers pay for cable television, Internet and telephony and mobile services. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our customers who subscribe to more than one of our services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2015, the average monthly invoice on recurring subscription fees per residential customer was $113.97 (representing a 4% year-over-year increase) and approximately 82% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes or Wi-Fi routers, are also charged to customers.

Although our service offerings vary by market, because of differences in the bandwidth capacity of the cable network in each of our markets and other factors, our services are typically offered at monthly price ranges, which reflect discounts for bundled service offerings.

Our Network Technology

Cable

As of December 31, 2015, our cable network consisted of 33,929 km of fibre-optic cable and 45,597 km of coaxial cable, covering approximately 2.8 million homes and serving approximately 2.2 million customers. Our network is the largest broadband network in the Province of Québec covering approximately 79% of households and, according to our estimates, our fibre-optic network is covering approximately 81% of the business customers located in the Province of Québec. Our extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

Our cable television network is comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or over-the-air reception quality and transmitted to the main headends by way of fibre-optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2/MPEG4 signals and the IP backbone for the Internet services. The first stage of this distribution consists of a fibre-optic link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fibre coaxial cable network made of wide-band optical nodes, amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer’s television set directly or, depending on the area or the services selected, through various types of customer equipment including set-top boxes and cable modems.

We have adopted the hybrid fibre coaxial (“HFC”) network architecture as the standard for our ongoing system upgrades. HFC network architecture combines the use of both fibre-optic and coaxial cables. Fibre-optic cable has good broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fibre-optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. We currently build our network by implementing cells of 125 homes (which can evolve to 64 homes). As a result of the modernization of our network in recent years, our network design now provides for average cells of 250 homes throughout our footprint. To allow for this configuration, secondary headends were put into operation in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area. Remote secondary headends must also be connected with fibre-optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream information (two-way). The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided us with significant flexibility to offer customized programming to individual cells, which is critical to our advanced services, such as video-on-demand, Switched Digital Video Broadcast and the continued expansion of our interactive services. Starting in 2008, we began an extensive network modernization effort in the Greater Montréal Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet services. This ongoing modernization implies an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extends the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative results in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services which are presently unrivalled. The overall architecture employs Division Wavelength Multiplexing, which allows us to limit the amount of fibre required, while providing an effective customization potential. As such, in addition to the broadcast information, up to 24 wavelengths can be combined on a transport fibre from the secondary headend to a 3,000 home aggregation point. Each of these wavelengths is dedicated to the specific requirements of 125 homes. The RF spectrum is set with analog content (to be phased out eventually) and digital information using quadrature amplitude modulation. MPEG video compression techniques and the Data over Cable Service Interface Specification (“DOCSIS”) protocol allow us to provide a great service offering of standard definition, HD and now UHD video, as well as complete voice and Internet services. This modernization project gives us flexibility to meet customer needs and future network evolution requirements. The modernization of the Greater Montréal Area network is scheduled to be completed by 2020.

Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. Approximately 99.90% of our network in the Province of Québec has been upgraded to a bandwidth of 750 MHz or greater. Also, in light of the greater availability of HD television and UHD television programming and the ever increasing speed of Internet access, further investment in our network will be required.

Mobile Telephony

As of December 31, 2015, our shared LTE network reached more than 90% of the population of the Province of Québec and the Greater Ottawa Area, allowing the vast majority of our potential clients to have access to the latest mobile services. The vast majority of our towers and transmission equipment being linked through our fibre-optic network using a multiple label switching – or MPLS – protocol, our network is designed to support important customer growth in coming years as well as rapidly evolving mobile technologies.

Our strategy in the coming years is to build on our position as a telecommunication leader with our LTE mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as LTE-Advanced and heterogeneous networks are being deployed. The Rogers LTE Agreement provides and allows Rogers and us to continue the evolution of the shared LTE network. Our and Rogers’ spectrum contribution will allow us to continue to exploit LTE evolutive technologies and to provide our subscribers with high throughput data connections.

During 2015, we maintained our HSPA+ network throughout the Province of Québec and over the Greater Ottawa Area.

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

•	design product offers that provide greater opportunities for customer entertainment and information;

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

Maximizing customer satisfaction is a key element of our business strategy. In support of our commitment to customer satisfaction, we offer the service of dedicated, knowledgeable and well-trained technical experts which we call our “PROS”, the primary mission of which is to support our customers by helping them get the most out of what we have to offer. Through personalized demonstration sessions, the PROS provide customers with continued customer service after subscription has been made. We continue to provide a 24-hour customer service hotline seven days a week across most of our systems, in addition to our web-based customer service capabilities. All of our customer service representatives and technical support staff are trained to assist customers with all of our products and services, which in turn allows our customers to be served more efficiently and seamlessly. Our customer care representatives continue to receive extensive training to perfect their product knowledge and skills, which contributes to retention of customers and higher levels of customer service. We utilize surveys, focus groups and other research tools to assist us in our marketing efforts and anticipate customer needs. To increase customer loyalty, we are also starting to leverage strategic partnerships to offer exclusive promotions, privileges and contests which contribute in expanding our value proposition to our customers.

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

•

Providers of Other Entertainment. Cable systems face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including digital recorders, OTT content providers, such as Netflix and Apple TV, Blu-ray players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service that are available through competitive alternative delivery sources. The introduction of Club illico, our subscription based OTT platform offering a rich and varied selection of unlimited on-demand content, aims to reduce the effect of competition from alternative delivery sources.

•

DSL. The deployment of DSL technology provides customers with Internet access at data transmission speeds greater than that available over conventional telephone lines. DSL service provides access speeds that are comparable to low-to-medium speeds of cable-modem Internet access but that decreases with the distance between the DSL modem and the line card.

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

•

Internet Video Streaming. The continuous technology improvement of the Internet, combined with higher download speeds and its affordability, favors the development and deployment of alternative technologies such as digital content offered by OTT service providers through various Internet streaming platforms. While having a positive impact on the demand for our Internet services, this model could adversely impact the demand for our cable television services.

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

•

Mobile Telephony Services. With our mobile network, we compete against a mix of participants, some of them being active in some or all the products we offer, while others only offer mobile telephony services in our market. The Canadian incumbents have deployed their LTE networks and this technology has become an industry standard.

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

•	Telephony Service. Our cable telephony service competes against ILECs and other telephony service providers, VoIP telephony service providers and mobile telephony service providers.

•

Other Internet Service Providers. In the Internet access business, cable operators compete against other Internet service providers offering residential and commercial Internet access services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high-speed Internet network to competitive Internet service providers at mandated rates.

C-	Regulation

Ownership and Control of Canadian Broadcast Undertakings

The Canadian Government has directed the CRTC not to issue, amend or renew a broadcasting license to an applicant that is a non-Canadian. Canadian, a defined term in the Direction to the CRTC (Inegibility of Non-Canadians) (the “Direction to CRTC”) , means, among other things, a citizen or a permanent resident of Canada or a qualified corporation. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer and not less than 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition to the above requirements, Canadians must beneficially own and control, directly or indirectly, not less than 66.6% of the issued and outstanding voting shares and not less than 66.6% of the votes of the parent corporation that controls the subsidiary, and neither the parent corporation nor its directors may exercise control or influence over any programming decisions of the subsidiary if Canadians beneficially own and control less than 80% of the issued and outstanding shares and votes of the parent corporation, if the chief executive officer of the parent corporation is a non-Canadian or if less than 80% of the parent corporation’s directors are Canadian. There are no specific restrictions on the number of non-voting shares which may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting license must not otherwise be controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion. Control is defined broadly to mean control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, agreement or arrangement, the ownership of a corporation or otherwise. We are a qualified Canadian corporation.

Regulations made under the Broadcasting Act require the prior approval of the CRTC for any transaction that directly or indirectly results in a change in effective control of the licensee of a broadcasting distribution undertaking (“BDUs”) or a television programming undertaking (such as a conventional television station, network or pay or specialty undertaking service), or the acquisition of a voting interest above certain specified thresholds.

Diversity of Voices

The CRTC’s Broadcasting Public Notice CRTC 2008-4, entitled “Diversity of Voices,” sets forth the CRTC’s policies with respect to cross-media ownership; the common ownership of television services, including pay and specialty services; the common ownership of BDUs; and the common ownership of over-the-air television and radio undertakings. Pursuant to these policies, the CRTC will generally permit ownership by one person of no more than one conventional television station in one language in a given market. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. The CRTC, as a general rule, will not approve applications for a change in effective control that would result in the control, by one person, of a dominant position in the delivery of television services to Canadians that would impact on the diversity of programming available to television audiences. In terms of BDUs, the CRTC, as a general rule, will not approve applications for a change in the effective control of BDUs in a market that would result in one person being in a position to effectively control the delivery of programming services in that market. The CRTC is not prepared to allow one person to control all BDUs in any given market.

Jurisdiction Over Canadian Broadcast Undertakings

Our cable distribution undertakings are subject to the Broadcasting Act and regulations made under the Broadcasting Act that empower the CRTC, subject to directions from the Governor in Council, to regulate and supervise all aspects of the Canadian broadcasting system in order to implement the policy set out in the Broadcasting Act. Certain of our undertakings are also subject to the Radiocommunication Act, which empowers Innovation, Science and Economic Development Canada to establish and administer the technical standards that networks and transmitters must comply with, namely, maintaining the technical quality of signals.

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

Broadcasting License Fees

Programming and BDU licensees are subject to annual license fees payable to the CRTC. The license fees consist of two separate fees. One fee allocates the CRTC’s regulatory costs for the year to licensees based on a licensee’s proportion of the gross revenue derived during the year from the licensed activities of all licensees whose gross revenues exceed specific exemption levels (Part I fee). The other fee, also called the Part II license fee, is to be paid on a pro rata basis by all broadcasting undertakings with licensed activity that exceeds $1,500,000. The total annual amount to be assessed by the CRTC is the lower of: (i) $100,000,000, and (ii) 1.365% multiplied by the aggregate fee revenues for the return year terminating during the previous calendar year of all licensees whose fee revenues exceed the applicable exemption levels, less the aggregate exemption level for all those licensees for that return year.

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

Distribution of Canadian Content

The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act mandate the types of Canadian and non-Canadian programming services that may be distributed by BDUs, including cable television systems. For example, local television stations are subject to “must carry” rules which require terrestrial distributors, such as cable and MMDS operators, to carry these signals and, in some instances, those of regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the “must carry” rules is designed to ensure that the signals of local broadcasters reach cable households. Furthermore, cable operators, DTH operators and MMDS operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local and regional television stations, certain specialty channels and pay television channels, and a pay-per-view service, but does not include Category B and mainstream sports Category C digital services.

Broadcasting Distribution Regulations

The Broadcasting Distribution Regulations promote competition among BDUs and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are broadcast. The Broadcasting Distribution Regulations introduced important new rules, including the following:

•

Competition and Carriage Rules. The Broadcasting Distribution Regulations provide equitable opportunities for all distributors of broadcasting services and prohibit a distributor from giving an undue preference to any person, including itself, or subjecting any person to an undue disadvantage. This gives the CRTC the ability to address complaints of anti-competitive behaviour on the part of certain distributors. Signal carriage and substitution requirements are imposed on all cable television systems.

•

Contribution to local expression, Canadian programming and community television. All distributors, except systems with fewer than 2,000 customers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming including community programming.

•

Inside Wiring Rules. The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. Moreover, the CRTC found that it was appropriate to amend the Broadcasting Distribution Regulations to permit access by subscribers and competing BDUs to inside wire in commercial and institutional properties. Therefore, the CRTC directed all licensees to negotiate appropriate terms and conditions, including a just and reasonable rate, for the use by competitors of the inside wire such licensees own in commercial and institutional properties.

Rates

Our revenue related to cable television is derived mainly from (a) monthly subscription fees for basic cable service; (b) fees for premium services such as specialty services, pay-television, pay-per-view television and video-on-demand; and (c) installation and additional outlets charges.

Pursuant to Broadcasting Regulatory Policy CRTC 2015-96, as of March 1st, 2016, the CRTC will regulate the fees charged by cable or non-cable BDUs. The price of the entry-level basic service offering will be limited to $25 or less per month.

Vertical Integration

In September 2011, the CRTC released Broadcasting Regulatory Policy CRTC 2011-601 (the “Policy”) setting out its decisions on the regulatory framework for vertical integration. Vertical integration refers to the ownership or control by one entity of both programming services, such as conventional television stations or pay and specialty services, as well as distribution services, such as cable systems or DTH satellite services. The Policy: (i) prohibits companies from offering television programs on an exclusive basis to their mobile or Internet subscribers in a manner that they are dependent on the subscription to a specific mobile or retail Internet access service. Any program broadcast on television, including hockey games and other live events, must be made available to competitors under fair and reasonable terms; (ii) allows companies to offer exclusive programming to their Internet or mobile customers provided that it is produced specifically for an Internet portal or a mobile device; and (iii) adopts a code of conduct to prevent anti-competitive behaviour and ensure all distributors, broadcasters and online programming services negotiate in good faith. In Broadcasting Regulatory Policy CRTC 2015-438, the code of conduct was replaced by the Wholesale Code.

Hybrid Video-on-demand (VOD) License

In Broadcasting Regulatory Policy CRTC 2015-86 issued on March 12, 2015, the CRTC considered appropriate to authorize a third category of VOD services based on a hybrid regulatory approach. The CRTC will authorize these hybrid services to operate with the same flexibility as those services operating under the Digital Media Exemption Order (DMEO), provided that this service is delivered and accessed over the Internet without authentication to a BDU or mobile subscription. Club illico qualifies as a hybrid VOD service.

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

New Media Broadcasting Undertakings

Since 2009, the description of a “new media broadcasting undertaking” encompasses all Internet-based and mobile point-to-point broadcasting services, (Broadcasting Order CRTC 2009-660). In 2012, the Supreme Court of Canada upheld the Federal Court of Appeal’s decision to the effect that Internet access providers play a “content-neutral role” in the transmission of data and do not carry on broadcasting activities.

On July 26, 2012, the CRTC amended the Exemption Order for digital media broadcasting undertakings, Broadcasting Order CRTC 2012-409. These amendments implement determinations made by the CRTC in regulatory framework relating to vertical integration (Broadcasting Regulatory Policy CRTC 2011-601). As such, the CRTC implemented the following:

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

Copyrights Royalties Payment Obligations

We have the obligation to pay copyright royalties set by Tariffs of the Copyright Board of Canada (the “Copyright Board”). The Copyright Board establishes the royalties to be paid for the use of certain copyright tariff royalties that Canadian broadcasting undertakings, including cable, television and specialty services, pay to copyright societies (being the organization that administers the rights of several copyright owner). Tariffs certified by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively.

The Copyright Act (Canada) (the “Copyright Act”) provides for the payment of various royalties, including in respect of the communication to the public of musical works (either through traditional cable services or over the Internet), the retransmission of distant television and radio signals. Distant signal is defined for that purpose in regulations adopted under the authority of the Copyright Act.

The Government of Canada may from time to time make amendments to the Copyright Act to implement Canada’s international treaty obligations and for other purposes. Any such amendments could result in our broadcasting undertakings being required to pay additional tariff royalties.

ISP Liability

In 1996, SOCAN proposed a tariff to be applied against ISPs, in respect of composers’/publishers’ rights in musical works communicated over the Internet to ISPs’ customers. SOCAN’s proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that ISPs should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that ISPs do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting for third parties and caching. As a consequence, ISPs may, however, be found liable if their conduct leads to the inference that they have authorized a copyright violation. At the end of 2012, amendments to the Copyright Act received royal assent. These amendments clarify ISPs’ liability with respect to acts other than communication to the public by telecommunication, such as reproductions, implements “safe harbours” for the benefit of ISPs, and further put in place a “notice and notice” process to be followed by ISPs, meaning that copyright infringement notices must now be sent to the Internet end-users by ISPs.

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

The issuance of licenses for the use of radiofrequency spectrum in Canada is administered by Innovation, Science and Economic Development Canada under the Radiocommunication Act. Use of spectrum is governed by conditions of license which address such matters as license term, transferability and divisibility, technical compliance, lawful interception, research and development requirements, and requirements related to antenna site sharing and mandatory roaming.

Our AWS-1 licenses were issued on December 23, 2008, for a term of ten years. At a minimum of two years before the end of this term, and any subsequent terms, we may apply for license renewal for an additional license term of up to ten years. AWS-1 license renewal, including whether license fees should apply for a subsequent license term, will be subject to a public consultation process initiated in year eight.

Our 700 MHz licenses were issued on April 3, 2014, for a term of 20 years. At the end of this term, we will have a high expectation that new licenses will be issued for a subsequent term through a renewal process unless a breach of license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The process for issuing licenses after this term and any issues relating to renewal, including the terms and conditions of the new licenses, will be determined by Innovation, Science and Economic Development Canada following a public consultation.

Our AWS-3 licenses were issued on April 21, 2015, after final payment of our winning bids, and have a term of 20 years. License renewal at the end of this term will be governed by conditions identical to those just described for our 700 MHz licenses.

Our 2500 MHz licences were issued on June 24, 2015, after final payment of our winning bids, and have a term of 20 years. License renewal at the end of this term will be governed by conditions identical to those just described for our 700 MHz and AWS-3 licenses.

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

Right to Access to Municipal Rights-of-Way

Pursuant to sections 42, 43 and 44 of the Telecommunications Act, the CRTC possesses certain construction and expropriation powers related to the installation, operation and maintenance of telecommunication facilities. In the past, most notably in Telecom Decision CRTC 2001-23, the CRTC has used these powers to grant Canadian carriers access to municipal rights-of-way under terms and conditions set out in a municipal access agreement.

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

The largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party ISPs with access to their cable systems at mandated cost-based rates. At the same time we offer any new retail Internet service speed, we are required to file proposed revisions to our third party Internet access (or “TPIA”) tariff to include this new speed offering. TPIA tariff items have been filed and approved for all Videotron Internet service speeds. Several third party ISPs are interconnected to our cable network and are thereby providing retail Internet access services.

The CRTC also requires the large cable carriers, such as us, to allow third party ISPs to provide telephony and networking (LAS/VPN) applications services in addition to retail Internet access services.

In a decision issued on July 22, 2015, the CRTC ordered substantial changes to the framework for the provision of wholesale services to third-party ISPs. The provision of aggregated services will no longer be mandated and will be phased out in conjunction with the implementation of a new mandatory disaggregated service which will involve third-party ISPs provisioning their own regional transport services. This disaggregated service will also include, for the first time, mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. As a result of this decision, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

On October 20, 2015, Bell Canada filed a petition requesting the Governor in Council to modify the CRTC’s wholesale policy framework decision to exclude high-speed services provided over fibre-access facilities and DOCSIS 3.1 access facilities. The Governor in Council may, within one year of the date of the original decision, vary or rescind the decision or refer it back to the CRTC for reconsideration of all or a portion of it. Any of these actions, if taken, could have an impact on the competitive environment emerging from the decision.

Regulatory Framework for Mobile Wireless Services

In June 2013, the predecessor to Innovation, Science and Economic Development Canada published its new framework relating to transfers, divisions and subordinate licensing of spectrum licenses for commercial mobile spectrum. The framework sets out a series of considerations and criteria for reviewing license transfers and prospective transfers, while refraining from imposing specific quantitative or other approval thresholds. Among the considerations and criteria are: the current license holdings of the applicants in the licensed area, the overall distribution of holdings in the band and other commercial mobile bands in the licensed area, the availability of alternative spectrum, and the degree to which the applicants have deployed networks. The framework also sets out review procedures and timelines (normally 12 weeks from the time of receipt of all required information) and establishes a definition of “deemed transfers” subject to review. The new framework applies to license transfers and prospective transfers on or after the date of publication, and therefore will apply if and when we exercise our option to sell our Toronto AWS-1 license to Rogers under the Rogers LTE Agreement.

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

On July 31, 2014, after an investigation that confirmed instances of unjust discrimination and undue preference by one incumbent wireless carrier, the CRTC took action to prohibit exclusivity provisions in wholesale mobile wireless roaming agreements between Canadian carriers for service in Canada. Subsequently, on May 5, 2015, after a broader follow-up proceeding, the CRTC issued a comprehensive policy framework for the provision of wholesale wireless services, including roaming, tower sharing and mobile virtual network operator (MVNO) access services. Most notably, the CRTC decided that each of the three national wireless incumbent carriers would be obliged to provide wholesale roaming services to regional and new entrant carriers at cost-based rates. A tariff proceeding is currently underway to determine these rates. The CRTC elected not to order cost-based rates for either tower sharing or MVNO access services. The result of the wholesale roaming tariff proceeding may have an impact on Videotron’s roaming cost structure and on the types of retail packages it is able to offer its customers in this regard.

On December 17, 2014, the Government of Canada’s second omnibus budget implementation bill for 2014 (C-43) received Royal Assent. This bill amends both the Telecommunications Act and the Radiocommunication Act to give the CRTC and Innovation, Science and Economic Development Canada the option to impose monetary penalties on companies that violate established rules such as the Wireless Code and those related to the deployment of spectrum, services to rural areas and tower sharing.

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

On June 26, 2014, the predecessor to Innovation, Science and Economic Development Canada announced changes to the policy guiding the installation of new antenna towers, most notably to require companies to consult communities on all commercial tower installations regardless of height and to ensure residents are well informed of upcoming consultations. These changes are largely consistent with the joint protocol cited above.

D- Organizational Structure

We are a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a 81.1% owned subsidiary of Quebecor. The remaining 18.9% of Quebecor Media is owned by a subsidiary of CDPQ, one of Canada’s largest pension fund managers. The following chart illustrates our corporate structure as of March 18, 2015, including our significant subsidiaries, together with the jurisdiction of incorporation or organization of each entity. In each case, unless otherwise indicated, we own a 100% equity and voting interest in our subsidiaries).

E- Property, Plants and Equipment

Our corporate offices are located in leased space at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, (187,592 square feet) in the same building as Quebecor Media’s head office.

We also own or lease several buildings in Montréal and in Québec City, as indicated in the following table which presents, for each building, the address, the leased or owned status of the property, the primary use of the main facilities and the approximate square footage. In addition to the buildings indicated in the following table, we own or lease a significant number of smaller locations for signal reception sites, customer service and business offices.

Address	Owned/Leased Property	Use of Property	Floor Space Occupied (approximate sq. ft.)

Montréal, Québec 2155 Pie IX Street	Owned property	Office and Technical spaces, Headend	128,000

Montréal, Québec 150 Beaubien Street	Owned property	Office and Technical spaces, Headend	72,000

Montréal, Québec 800 de la Gauchetière Street	Leased property	Office space	52,000

Montréal, Québec 4545 Frontenac Street	Leased property	Office space, Warehouse, Headend	54,000

Montréal, Québec 888 De Maisonneuve Street	Leased property	Office space	49,000

Québec City, Québec 2200 Jean-Perrin Street	Owned property	Regional Headend for the Québec City region and Office space	40,000

Québec City, Québec 2675 Parc Technologique Blvd.	Owned property	Data Centre and Office space	47,000(1)

(1)	This number includes an additional 23,000 square feet that is currently under construction.

Liens and Charges

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

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Management Discussion and Analysis (“MD&A”) provides information concerning the operating results and financial condition of Videotron Ltd (“Videotron”, the “Corporation”, “we” or “our”). This discussion should be read in conjunction with our consolidated financial statements and accompanying notes. The Corporation’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

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

CORPORATE PROFILE

We are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec). We are the largest cable operator in the Province of Québec and the third-largest in Canada, based on the number of cable customers, as well as being a major cable Internet service and telephony services provider in the Province of Québec. Our cable network covers approximately 79% of the Province of Québec’s approximately 3.6 million residential and commercial premises. The deployment of our LTE network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services.

Videotron Business Solutions is a premier full-service telecommunications provider serving small and medium-sized and large-sized businesses, as well as telecommunications carriers. Products and services for small and medium-sized businesses are supported by extensive coaxial, fiber optic and LTE wireless networks.

Videotron’s primary sources of revenue include: subscriptions for cable television, Internet access, cable and mobile telephony services, over-the-top (“OTT”) video services and business solutions services.

TREND INFORMATION

Competition continues to be intense in the cable and alternative multichannel broadcast distribution industry and in the mobile telephony market. Moreover, the significant subscriber growth recorded in past years is not necessarily indicative of future growth due to penetration rates currently reached.

The Corporation requires substantial capital for the upgrade, expansion and maintenance of its wireline and wireless networks, the launch and expansion of new and additional services to support growth in its customer base and demand for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium term in order to expand and upgrade systems and services, including expenditures relating to advancements in Internet access and ultra-high definition television (“UHD”) and TV everywhere/every platform requiring IP delivery technology, as well as the cost of its mobile services` infrastructure deployment, maintenance and enhancement.

Moreover, the demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further accelerate. The anticipated levels of data traffic will represent a growing challenge to the current wireless network’s ability to serve this traffic. The Corporation may have to acquire additional spectrum, if available, in order to address this increased demand.

HIGHLIGHTS SINCE DECEMBER 31, 2014

•	In 2015, revenues and ARPU grew 6.1% and 8.4%, respectively, compared to 2014.

•

Net growth of 168,200 revenue-generating units (“RGUs”) in 2015 (representing the total of our cable television, cable Internet and over-the-top video subscribers as well as cable and mobile telephony lines), compared with 237,200 net RGUs added in 2014. Total RGUs were 5,647,500 as of December 31, 2015.

•	We activated 135,800 net new lines on our mobile telephony service, the largest annual increase since 2011, bringing our total mobile customer base to 768,600 lines.

•

Videotron received two honourable distinctions in 2015. For the second consecutive year, according to an Ipsos-Infopresse study, Videotron was ranked Québec’s most influential brand in the industry. In addition, for the tenth consecutive year, according to market research firm Léger, Videotron was ranked Québec’s most admired company in the telecommunication industry.

•

On January 7, 2016, Videotron announced the acquisition of Fibrenoire Inc. (“Fibrenoire”), a company that provides fibre-optic connectivity services, for a cash consideration of $125.0 million, subject to certain adjustments. The transaction will enable Videotron Business Solutions and Fibrenoire to join forces to continue to meet the growing demand from business customers for fibre-optic connectivity.

•

On October 27, 2015, Videotron announced a $35.0 million expansion, spread over several years, of the 4Degrees Colocation Inc. (“4Degrees Colocation”) data hosting centre in Québec City, acquired for a net amount of $35.3 million on March 11, 2015. The project will add two new server rooms to the facility. Also, on September 16, 2015, Videotron announced the construction of a 30,000-square-foot data centre in Montréal to provide business customers with the colocation solutions they need for hosting and processing the growing quantities of data. The $40.0 million investment will also be spread over several years.

•

On October 15, 2015, the Supreme Court of Canada rejected Bell ExpressVu Limited Partnership’s (“Bell ExpressVu”) application for leave to appeal the Québec Court of Appeal judgment rendered on March 6, 2015 relating to Bell ExpressVu’s negligence in failing to implement an appropriate security system to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. Accordingly, on October 19, 2015, Bell ExpressVu paid to the Corporation an amount of $138.4 million, including interest.

•

On September 15, 2015, the Corporation announced the closing of its issuance and sale of $375.0 million aggregate principal amount of 5.75% Senior Notes, due in January 2026, for net proceeds of $370.1 million, net of financing fees of $4.9 million. The Corporation used the proceeds to partially repay the amounts outstanding under its revolving credit facilities and to pay transaction fees and expenses.

•

On August 27, 2015, we launched the Unlimited Music service, which allows certain mobile customers to stream music through the most popular online platforms without counting data from their mobile plan.

•

On August 11, 2015, we introduced the brand-new illico 4K set-top box. Packed with innovative features, it is 12 times more powerful than an illico TV new generation set-top box, providing 4 times faster navigation speed and storing up to 115 hours of ultra-high definition content.

•

On June 16, 2015, we issued a notice of redemption for all of our outstanding 7.125% Senior Notes due January 15, 2020, for an aggregate principal amount of $300.0 million. On July 16, 2015, the Senior Notes were redeemed.

•

On June 16, 2015, we issued a notice of redemption for all of our outstanding 9.125% Senior Notes due April 15, 2018, for an aggregate principal amount of US$75.0 million. On July 16, 2015, the Senior Notes were redeemed and the related hedging contracts were settled.

•

On June 16, 2015, we increased our secured revolving credit facility from $575.0 million to $615.0 million and extended its maturity date to July, 20, 2020. Furthermore, we entered into a new unsecured revolving credit facility of $350.0 million maturing in July 2020. The terms and conditions of the new unsecured credit facility are similar to those of our secured revolving.

•

On May 12, 2015, we acquired eighteen 20 MHz licences in the auction for 2500 MHz commercial mobile spectrum, covering the province of Québec and the largest urban centres in other provinces of Canada: Toronto, Ottawa, Calgary, Edmonton and Vancouver, for a total price of $187.0 million, or $0.42/MHz-pop.

•	On April 14, 2015, less than a year after launching our LTE wireless network, we announced the widest coverage across Canada through strategic partnerships, starting May 13, 2015.

•	On April 7, 2015, we announced our sponsorship of the new arena in Québec City which is now known as the Videotron Centre.

•

On March 11, 2015, we issued a notice of redemption for all of our outstanding 6.375% Senior Notes due December 15, 2015, for an aggregate principal amount of US$175.0 million. On April 10, 2015, the Senior Notes were redeemed and the related hedging contracts were settled.

•

On March 6, 2015, Industry Canada, now known as Innovation, Science, and Economic Development Canada, announced that the Corporation was the successful bidder for four 30 MHz licences in the auction for AWS-3 commercial mobile spectrum. Videotron acquired the licences for Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario / Outaouais, covering 100% of Québec’s population and the Ottawa area, for a total price of $31.8 million, or $0.11/MHz-pop.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted operating income and adjusted operating income margin are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted Operating Income Margin

The Corporation defines adjusted operating income margin as the adjusted operating income expressed as a percentage of revenues under IFRS.

Adjusted Operating Income

The Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain or loss on valuation and translation of financial instruments, gain or loss on debt refinancing, gain or loss on litigation, restructuring of operations and other items, income taxes and income from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

KEY PERFORMANCE INDICATOR

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony and OTT video services revenues per average basic cable customer. ARPU is not a measurement that is calculated in accordance with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable and mobile telephony and OTT video services revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Table 1 below presents a reconciliation of adjusted operating income to net income as disclosed in our consolidated financial statements. The consolidated income statement data for the three-month periods ended December 31, 2015 and 2014 is derived from the unaudited consolidated statements and are not included in this annual report.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the consolidated financial statements

(in millions of dollars)

	Three - month period ended December 31		Twelve - month period ended December 31
	2015	2014	2015	2014	2013

Adjusted operating income	$347.8	$343.9	$1,382.4	$1,348.3	$1,284.7
Depreciation and amortization	(158.3)	(158.2)	(625.4)	(601.4)	(561.7)
Financial expenses	(43.0)	(43.4)	(167.4)	(169.2)	(174.1)
Loss on valuation and translation of financial instruments	(3.8)	(5.0)	(0.5)	(3.4)	(163.7)
Loss on debt refinancing	—	—	(12.2)	(21.4)	(18.9)
(Loss)/ gain on litigation restructuring of operations and other items	(3.5)	(38.5)	129.7	(39.4)	(0.7)
Income taxes	(22.6)	(29.2)	(120.7)	(93.3)	(29.4)
Income from discontinued operations	—	—	—	—	40.7

Net income	$116.6	$69.6	$585.9	$420.2	$376.9

Analysis of Consolidated Results of Videotron

2015/2014 Year Comparison

Customer Statistics

Revenue-generating units – As of December 31, 2015, the total number of revenue-generating units stood at 5,647,500, an increase of 168,200 (3.1%) in 2015, compared with an increase of 237,200 (4.5%) in 2014.

Mobile telephony services – As of December 31, 2015, 768,600 lines were activated on our wireless telephony network, an increase of 135,800 (21.5%) in 2015, compared with an increase of 128,500 (25.5%) in 2014.

Cable Internet access services – The number of subscribers to cable Internet access services stood at 1,568,200 as at the end of 2015, an increase of 30,700 (2.0%) in 2015, compared with an increase of 31,500 (2.1%) in 2014. Our cable Internet access services household penetration rate (number of subscribers as a proportion of the 2,806,000 total homes passed) was 55.9% as of December 31, 2015, compared with 55.4% as of December 31, 2014.

Cable television services – Our combined customer base for cable television services decreased by 45,400 (2.5%) in 2015, compared with a decrease of 42,800 (2.3%) in 2014. As of December 31, 2015, our cable network household penetration rate was 61.9%, compared with 64.2% a year earlier.

•

The number of subscribers to illico Digital TV stood at 1,570,600 as at the end of 2015, an increase of 17,000 (1.1%) in 2015, compared with an increase of 26,400 (1.7%) in 2014. As of December 31, 2015, 90.4% of our cable television customers were subscribers to our illico Digital TV services, compared with 87.2% as of December 31, 2014. Our illico Digital TV household penetration rate was 56.0% as of December 31, 2015, compared with 55.9% as of December 31, 2014.

•	The customer base for analog cable television services decreased by 62,400 (27.3%) in 2015, compared with a decrease of 69,000 customers (23.2%) in 2014.

Cable telephony services – The number of cable telephony lines stood at 1,316,300 as at the end of 2015, a decrease of 32,700 (2.4%) in 2015, compared with an increase of 500 (0.1%) in 2014. Our cable telephony services household penetration rate was 46.9% as of December 31, 2015, compared with 48.6% as of December 31, 2014.

Over-the-top video services – The number of subscribers to over-the-top video services stood at 257,500 as at the end of 2015, an increase of 79,800 (44.9%) in 2015, compared with an increase of 119,500 (205.3%) in 2014.

Table 2

End-of-year customer numbers

(in thousands of customers)

	2015	2014	2013	2012	2011
Mobile telephony[1]	768.6	632.8	504.3	403.8	290.7
Cable Internet	1,568.2	1,537.5	1,506.0	1,444.0	1,359.6
Cable television:
Analog[2]	166.3	228.7	297.7	374.1	463.9
Digital[2]	1,570.6	1,553.6	1,527.4	1,480.9	1,397.6

	1,736.9	1,782.3	1,825.1	1,855.0	1,861.5
Cable telephony[1]	1,316.3	1,349.0	1,348.5	1,316.3	1,245.9
Over-the-top video[2]	257.5	177.7	58.2	–	–

Revenue-generating units (RGUs)	5,647.5	5,479.3	5,242.1	5,019.1	4,757.7

[1]	In thousands of lines.
[2]	Customer statistics have been restated for the years 2011, 2012, 2013 and 2014 to reflect certain adjustments to product definitions and to add over-the-top video customers.

2015/2014 Analysis of Results

Revenues: $3.0 billion, an increase of $171.2 million (6.1%) compared with 2014.

Revenues from mobile telephony services increased by $116.0 million (40.3%) to $403.7 million, essentially due to customer growth and higher revenues per line.

Revenues from Internet access services increased by $64.6 million (7.5%) to $920.7 million. The favourable variance was mainly due to subscriber plans mix, increased usage, higher revenues from Internet access resellers and subscriber growth.

Revenues from cable television services decreased by $21.0 million (2.0%) to $1.05 billion, primarily due to net customer base erosion, however partially offset by higher revenues per customer.

Revenues from cable telephony services decreased by $17.1 million (3.6%) to $458.0 million. This decrease was mainly due to net customer base erosion, lower revenues per residential line and lower long distance call revenues, partially offset by higher revenues from business customers.

Revenues from over-the-top video services increased by $11.4 million (93.4%) to $23.6 million, essentially due to customer growth.

Revenues from business solutions increased by $3.5 million (5.3%) to $69.1 million, mainly due to the new revenues generated through the acquisition and integration of 4Degrees Colocation.

Revenues from equipment sales increased by $12.0 million (26.3%) to $57.6 million, mainly due to higher sales of mobile devices.

Other revenues increased by $1.8 million (18.8%) in 2015 to $11.4 million.

Monthly ARPU: $135.68 in 2015, compared with $125.16 in 2014, an increase of $10.52 (8.4%). This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Adjusted operating income: $1.40 billion in 2015, an increase of $34.1 million (2.5%).

•	This increase was primarily due to:

¡	revenue increase, as detailed above.

Partially offset by:

¡	increase in operating expenses such as professional fees, engineering costs, call centre costs and marketing costs;

¡	increase in losses on sale of mobile devices;

¡	increase in programming fees, including the impact of a non-recurring adjustment of $7.2 million recorded in 2014; and

¡	unfavourable variances of $13.9 million related to other non-recurring items, including $10.6 million related to provisions on litigations.

Purchase of goods and services, expressed as a percentage of revenues: 42.0% in 2015, compared with 40.2% in 2014.

•	Purchase of goods and services expenses as a proportion of revenues increased, primarily due to:

¡	increase in losses on sale of mobile devices; and

¡	unfavourable variance of $21.1 million related to non-recurring items.

Employee costs, expressed as a percentage of revenues: 11.9% in 2015, compared with 12.1% in 2014.

•	Employee costs as a proportion of revenues decreased slightly as revenues grew more rapidly.

Depreciation and amortization charge: $625.4 million, an increase of $24.0 million (4.0%) over 2014.

•	The increase was mainly due to:

¡	increase in assets related to our wireless LTE network launched in September 2014; and

¡	increase in illico Digital TV set-top boxes related to our rental program.

Partially offset by:

¡	a change in the assessment of the useful life of our spectrum licences, resulting in the cessation of the amortization of those assets during the second quarter of 2015.

Financial expenses (primarily comprised of interest on long-term debt): $167.4 million, a decrease of $1.8 million (1.1%) over 2014.

•	The decrease was mainly due to:

¡	$14.2 million decrease in interest on long-term debt, mainly due to lower interest rates on our indebtedness.

Partially offset by:

¡	$5.7 million unfavourable variance in other financial expenses, mainly due to interest charges on legal provisions recorded during the year, and lower interest revenues on cash and cash equivalents;

¡	$3.0 million increase in loss on foreign currency translation of short-term monetary items, due to a weaker Canadian currency;

¡	$2.5 million decrease in net dividend income from the parent corporation, due to changes in tax consolidation arrangements; and

¡	$1.9 million increase in interest costs on defined benefit plans.

Gain or loss on valuation and translation of financial instruments: Loss of $0.5 million in 2015, compared with a loss of $3.4 million in 2014, a favourable variance of $2.9 million.

•

The change was mainly due to a $3.1 million loss on financial instruments for which hedge accounting was not used recorded in 2014 and a favourable variance in the fair value of early settlement options, caused by fluctuations in valuation assumptions, including interest rates and credit premiums implicit in the adjusted prices of the underlying instruments.

Gain or loss on litigation, restructuring of operations and other items: $129.7 million gain recorded in 2015, compared with a $39.4 million loss in 2014, a favourable variance of $169.1 million.

•	This variation is mainly due to:

¡	the gain on litigation of $138.4 million recorded in 2015;

¡	the loss on litigation of $34.3 million recorded in 2014; and

¡	an increase in charges related to the gradual decommissioning of our analog cable television network infrastructure.

Income tax expense: $120.7 million (effective tax rate of 17.1%) in 2015, compared with $93.3 million (effective tax rate of 18.2%) in 2014.

•	The increase of $27.4 million was mainly due to:

¡	$51.9 million related to an increase in taxable income.

Partially offset by:

¡	$16.1 million in light of developments in tax audits, jurisprudence and tax legislation; and

¡	$11.1 million related to other non-taxable or non-deductible items and other items.

Net income attributable to shareholder: $585.9 million, an increase of $165.7 million (39.4%).

•	The increase was mainly due to:

¡	$169.1 million favourable variance in gain or loss on litigation, restructuring of operations and other items;

¡	$34.1 million increase in adjusted operating income;

¡	$9.2 million favourable variance in gain or loss on debt refinancing;

¡	$2.9 million favourable variance in gain or loss on valuation and translation of financial instruments; and

¡	$1.8 million decrease in financial expenses.

Partially offset by:

¡	$27.4 million increase in income taxes; and

¡	$24.0 million increase in depreciation and amortization charges.

2015/2014 Fourth Quarter Comparison

Customer statistics

Revenue-generating units – 41,600 (0.7%) increase in the fourth quarter of 2015, compared with an increase of 59,100 (1.1%) in the same period of 2014.

Mobile telephony services – As of December 31, 2015, 768,600 lines were activated on our mobile telephony services, an increase of 26,100 (3.5%) in the quarter, compared with an increase of 42,400 (7.2%) in the same period of 2014.

Cable Internet access services – The number of subscribers to cable Internet access services stood at 1,568,200 as at the end of the fourth quarter of 2015, an increase of 8,700 (0.6%) in the quarter, compared with an increase of 3,700 (0.2%) in the same period of 2014.

Cable television services – The combined customer base for cable television services decreased by 9,000 (0.5%) in the fourth quarter of 2015, compared with a decrease of 14,000 (0.8%) in the same period of 2014.

•

The number of subscribers to illico Digital TV stood at 1,570,600 as at the end of the fourth quarter of 2015, an increase of 6,000 (0.4%) during the quarter, compared with an increase of 8,700 (0.6%) in the same period of 2014.

•

The customer base for analog cable television services decreased by 15,000 (8.3%) in the fourth quarter of 2015, compared with a decrease of 22,700 customers (9.1%) in the same period of 2014, primarily as a result of customer migration to illico Digital TV.

Cable telephony services – The number of cable telephony lines stood at 1,316,300 as at the end of the fourth quarter of 2015, a decrease of 13,200 (1.0%) in the quarter, compared with a decrease of 7,000 (0.5%) in the same period of 2014.

Over-the-top video services – The number of subscribers to over-the-top video services stood at 257,500 as at the end of the fourth quarter of 2015, an increase of 29,000 (12.7%) in the quarter, compared with an increase of 34,000 (23.7%) during the same period of 2014.

2015/2014 Fourth Quarter Analysis of Results

Revenues: $774.8 million, an increase of $44.6 million (6.1%) compared with the fourth quarter of 2014.

Revenues from mobile telephony services increased by $28.0 million (33.5%) to $111.5 million, essentially due to customer growth and higher revenues per line.

Revenues from Internet access services increased by $22.0 million (10.1%) to $239.5 million. The favourable variance was mainly due to subscriber plans mix, increased usage, higher revenues from Internet access resellers and subscriber growth.

Revenues from cable television services decreased by $4.7 million (1.8%) to $263.5 million, mainly due to net customer base erosion, however partially offset by higher revenues per customer.

Revenues from cable telephony service decreased by $9.1 million (7.5%) to $111.5 million. This decrease was mainly due to lower revenues per residential line, net customer base erosion, and lower long distance call revenues, partially offset by higher revenues from business customers.

Revenues from over-the-top video services increased by $2.2 million (45.8%) to $7.0 million, essentially due to customer growth.

Revenues from business solutions increased by $1.3 million (7.7%) to $18.1 million, mainly due to the new revenues generated through the acquisition and integration of 4Degrees Colocation. Revenues from equipment sales increased by $4.0 million (24.2%) to $20.5 million, mainly due to higher sales of mobiles devices.

Other revenues increased by $0.6 million (24.0%) in the fourth quarter to $3.1 million.

Monthly ARPU: $140.19 in the fourth quarter of 2015, compared with $129.36 in the same period of 2014, an increase of $10.83 (8.4%). This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Adjusted operating income: $347.8 million in the fourth quarter of 2015, an increase of $3.9 million (1.1%) compared to the same quarter of 2014.

•	This increase was primarily due to:

¡	revenue increase, as detailed above.

Partially offset by:

¡	increase in programming fees, including the impact of a non-recurring adjustment of $7.2 million recorded in 2014;

¡	unfavourable variances of $4.6 million related to other non-recurring items, including $2.7 million related to provisions on litigation;

¡	increase in operating expenses such as professional fees, marketing costs and engineering costs; and

¡	increase in losses on sale of mobile devices.

Purchase of goods and services, expressed as a percentage of revenues: 43.3% in 2015, compared with 40.8% in 2014.

•	Purchase of goods and services expenses as a proportion of revenues increased, primarily due to:

¡	unfavourable variance of $11.9 million related to non-recurring items; and

¡	increase in losses on sale of mobile devices.

Employee costs, expressed as a percentage of revenues: 11.8% in 2015, compared with 12.1% in 2014.

•	Employee costs as a proportion of revenues decreased slightly as revenues grew more rapidly.

Depreciation and amortization charge: $158.3 million, an increase of $0.1 million (0.1%), compared with 2014.

•	The increase was mainly due to:

¡	increase in illico Digital TV set-top boxes related to our rental program; and

¡	increase in assets related to our wireless LTE network launched in September 2014.

Largely offset by:

¡	a change in the assessment of the useful life of our spectrum licences, resulting in the cessation of the amortization of those assets during the second quarter of 2015.

Financial expenses (primarily comprised of interest on long-term debt): $43.0 million in 2015, a decrease of $0.4 million (0.9%) compared with 2014.

•	The decrease was mainly due to:

¡	$3.8 million decrease in interest on long-term debt, mainly due to lower interest rates on our indebtedness; and

¡	$1.2 million decrease in loss on foreign currency translation of short-term monetary items.

Partially offset by:

¡	$4.2 million unfavourable variance in other financial expenses, mainly due to interest charges on legal provisions recorded during the year, and lower interest revenues on cash and cash equivalents.

Gain or loss on valuation and translation of financial instruments: $3.8 million loss in the fourth quarter of 2015, compared with a $5.0 million loss in the same quarter of 2014, a favourable variance of $1.2 million.

•

The positive variance was mainly due to the variance in the fair value of early settlement options caused by fluctuations in valuation assumptions, including interest rates and credit premiums implicit in the adjusted prices of the underlying instruments.

Gain or loss on litigation, restructuring of operations and other items: $3.5 million loss recorded in the fourth quarter of 2015, compared with a $38.5 million loss in the same quarter of 2014.

•	The favourable variance of $35.0 million is mainly due to a $34.3 million charge recorded in 2014 as a result of an unfavourable judgment against the Corporation in a legal action.

Income tax expense: $22.6 million (effective tax rate of 16.3%) in the fourth quarter of 2015, compared with $29.2 million (effective tax rate of 29.6%) in the same quarter of 2014.

•	The favourable variance of $6.6 million was mainly due to:

¡	$11.1 million related to other non-taxable or non-deductible items, and other items; and

¡	$4.8 million related to changes in tax consolidation arrangements with our parent corporation and affiliated corporations.

Partially offset by:

¡	$10.9 million related to the increase in taxable income.

Net income attributable to shareholder: $116.6 million, an increase of $47.0 million (67.6%).

•	The increase was mainly due to:

¡	$35.0 million favourable variance in gain or loss on litigation, restructuring of operations and other items;

¡	$6.6 million decrease in income taxes expense;

¡	$3.9 million increase in adjusted operating income;

¡	$1.2 million favourable variance in gain or loss on valuation and translation of financial instruments; and

¡	$0.4 million decrease in financial expenses.

Partially offset by:

¡	$0.1 million increase in depreciation and amortization charges.

2014/2013 Year Comparison

Customer Statistics

Revenue-generating units – As of December 31, 2014, the total number of revenue-generating units stood at 5,479,300, an increase of 237,200 (4.5%) in 2014, compared with an increase of 223,000 (4.4%) in 2013.

Mobile telephony services – As of December 31, 2014, 632,800 lines were activated on our wireless telephony network, an increase of 128,500 (25.5%) in 2014, compared with an increase of 100,500 (24.9%) in 2013.

Cable Internet access services – The number of subscribers to cable Internet access services stood at 1,537,500 as at the end of 2014, an increase of 31,500 (2.1%) in 2014, compared with an increase of 62,000 (4.3%) in 2013. Our cable Internet access services household penetration rate (number of subscribers as a proportion of the 2,777,300 total homes passed) was 55.4% as of December 31, 2014, compared with 54.9% as of December 31, 2013.

Cable television services – Our combined customer base for cable television services decreased by 42,800 (2.3%) in 2014, compared with a decrease of 29,900 (1.6%) in 2013. Our cable network household penetration rate was 64.2% as of December 31, 2014, compared with 66.5% a year earlier.

•

The number of subscribers to illico Digital TV stood at 1,553,600 as at the end of 2014, an increase of 26,200 (1.7%) in 2014, compared with an increase of 46,500 (3.1%) in 2013. As of December 31, 2014, 87.2% of our cable television customers were subscribers to our illico Digital TV services, compared with 83.7% as of December 31, 2013. Our illico Digital TV household penetration rate was 55.9% as of December 31, 2014, compared with 55.7% as of December 31, 2013.

•

The customer base for analog cable television services decreased by 69,000 (23.2%) in 2014, compared with a decrease of 76,400 customers (20.4%) in 2013, mainly as a result of customer migration to illico Digital TV services.

Cable telephony services – The number of cable telephony lines stood at 1,349,000 as at the end of 2014, an increase of 500 (0.1%) in 2014, compared with an increase of 32,200 (2.4%) in 2013. Our cable telephony services household penetration rate was 48.6% as of December 31, 2014, compared with 49.2% as of December 31, 2013.

Over-the-top video services – The number of subscribers to over-the-top video services stood at 177,700 as at the end of 2014, an increase of 119,500 (205.3%) in 2014, compared with an increase of 58,200 in 2013.

2014/2013 Analysis of Results

Revenues: $2,826.8 million, an increase of $115.0 million (4.2%) compared with 2013.

Revenues from mobile telephony services increased by $67.1 million (30.4%) to $287.7 million, essentially due to customer growth.

Revenues from Internet access services increased by $41.4 million (5.1%) to $856.1 million. The favourable variance was mainly due to increased usage, higher revenues from Internet access resellers, customer base growth and higher revenues per customer.

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

Revenues from over-the-top video services increased by $8.5 million (229.7%) to $12.2 million, essentially due to customer growth.

Revenues from business solutions increased by $2.1 million (3.3%) to $65.6 million.

Revenues from equipment sales increased by $9.1 million (24.9%) to $45.6 million, mainly due to mobile devices.

Other revenues increased by 0.8 million (9.1%) in 2014 at $9.6 million.

Monthly ARPU: $125.16 in 2014, compared with $118.03 in 2013, an increase of $7.13 (6.0%). This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Adjusted operating income: $1,348.3 million in 2014, an increase of $63.6 million (5.0%).

•	This increase was primarily due to:

¡	revenue increase, as detailed above;

¡	non-recurring adjustment of $7.2 million related to programming fees; and

¡	net decrease in employee costs due to higher capitalization to fixed assets and intangible assets, mainly as the result of an increase in investments in our LTE network.

Partially offset by:

¡	increase in marketing costs;

¡	non-recurring adjustments recorded in the second quarter of 2013 mainly related to CRTC licence fees; and

¡	increase in losses on sale of mobile devices.

Purchase of goods and services, expressed as a percentage of revenues: 40.2% in 2014, compared with 39.8% in 2013.

•	Purchase of goods and services expenses as a proportion of revenues increased, primarily due to:

¡	increase in losses on sale of mobile devices;

¡	increase in marketing costs; and

¡	non-recurring adjustments recorded in the second quarter of 2013 mainly related to CRTC licence fees.

Employee costs, expressed as a percentage of revenues: 12.1% in 2014, compared with 12.8% in 2013.

•	Employee costs as a proportion of revenues decreased slightly as revenues grew more rapidly.

Depreciation and amortization charge: $601.4 million, an increase of $39.7 million (7.1%) over 2013.

•	The increase was mainly due to:

¡	increase in illico Digital TV set-top boxes related to our rental program;

¡	increase in fixed assets related to cable Internet access services and to the upgrade and expansion of our wireline and wireless networks; and

¡	increase in assets related to our wireless LTE network launched in September 2014.

Financial expenses (primarily comprised of interest on long-term debt): $169.2 million, a decrease of $4.9 million (2.8%) over 2013.

•	The decrease was mainly due to:

¡	$2.8 million decrease in interest costs on defined benefit plans; and

¡	$2.5 million decrease in interest on long-term debt, mainly due to lower interest rates on our indebtedness; partially offset by higher indebtedness.

Partially offset by:

¡	$1.2 million increase in loss on foreign currency translation of short-term monetary items.

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

Gain or loss on litigation, restructuring of operations and other items: $39.4 million expense recorded in 2014, compared with $0.7 million in 2013.

•	The increase of $38.7 million was mainly due to a $34.3 million charge recorded in 2014 as a result of an unfavourable judgment against the Corporation in a legal action.

Income tax expense: $93.3 million (effective tax rate of 18.2%) in 2014, compared with $29.4 million (effective tax rate of 8.1%) in 2013.

•	The increase of $63.9 million was mainly due to:

¡	$39.8 million related to an increase in taxable income;

¡	$12.5 million related to other non-taxable or non-deductible items and other items; and

¡	$9.9 million related to changes in tax consolidation arrangements with our parent corporation and affiliated corporations.

Net income attributable to shareholder: $420.2 million, an increase of $43.7 million (11.6%).

•	The increase was mainly due to:

¡	$160.3 million favourable variance in gain or loss on valuation and translation of financial instruments;

¡	$63.6 million increase in adjusted operating income; and

¡	$4.9 million decrease in financial expenses.

Partially offset by:

¡	$63.9 million increase in income taxes;

¡	$40.7 million decrease in income from discontinued operations;

¡	$39.7 million increase in depreciation and amortization charges;

¡	$38.7 million increase in gain or loss on litigation, restructuring of operations and other items; and

¡	$2.5 million unfavourable variance in gain or loss on debt refinancing.

CASH FLOW AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date. This section should be read in conjunction with the discussions on trends under “Trend Information” above and on the Corporation’s financial risks under “Financial Instruments and Financial Risk Management” below.

Operating activities

2015 Financial Year

Cash flows provided by operating activities: $1,208.0 million in 2015, compared with $1,106.5 million in 2014, an increase of $101.5 million (9.2%).

•	The increase was mainly due to:

¡	$169.1 million favourable variance in gain or loss on litigation, restructuring of operations and other items, as discussed above;

¡	$53.4 million decrease in current income tax expenses;

¡	$34.1 million increase in adjusted operating income; and

¡	$2.7 million favourable variance on cash interest expenses.

Partially offset by:

¡

$158.2 million unfavourable variance in non-cash balances related to operations, mainly due to an increase in inventories, payment of outstanding income tax balances and a decrease in current income taxes.

Working capital: Negative $380.9 million as of December 31, 2015, compared with negative $332.0 million as of December 31, 2014. The difference mainly reflects the payment of $218.8 million for 2500 MHz and AWS-3 spectrum licences acquired during the year, cash outflows from debt redemption transactions and distributions paid to the parent corporation; partially offset by the net cash inflow from share capital issuance, the cash inflow from the gain on the litigation with Bell ExpressVu, the decrease in income taxes payable and the cash inflows from debt issuance and revolving credit facility drawings.

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

¡	$5.6 million favourable variance on other items.

Partially offset by:

¡	$38.8 million increase in gain or loss on litigation, restructuring of operations and other items; and

¡	$28.0 million increase in current income tax expenses.

Working capital: Negative $332.0 million as of December 31, 2014, compared with negative $195.4 million as of December 31, 2013. The difference mainly reflects the reclassification to short-term liabilities of our US$175 million Senior Notes due in December 2015 and a $34.3 million provision recorded due to an unfavourable judgment against the Corporation; partially offset by the impact of the settlement of the derivative financial instruments in January 2014.

Investing Activities

2015 Financial Year

Additions to fixed assets: $630.1 million in 2015, compared with $606.0 million in 2014. The increase is mainly explained by our illico Digital set-top boxes rental program and investments in our data centers following the acquisition of 4Degrees Colocation, as well as investments related to our wireless LTE network.

Additions to intangible assets: $312.1 million in 2015, compared with $304.5 million in 2014. The variance is due to higher investments in various software upgrade projects. In 2015, the Corporation disbursed $218.8 million for the acquisition of spectrum licences ($217.4 million in 2014).

Business acquisition: In March 2015, the Corporation acquired 4 Degrees Colocation and its data center for a total consideration of $35.2 million, net of cash acquired and working capital adjustments. This acquisition will enable the Corporation to continue to meet its business customers’ growing technological and hosting needs.

Net proceeds from business disposal: In 2015, $7.8 million net proceeds from the sale to our parent corporation of the specialized web site reseaucontact.com that occurred in November 2013.

2014 Financial Year

Additions to fixed assets: $606.0 million in 2014, compared with $530.9 million in 2013. The increase is mainly explained by investments made on our wireless LTE network and our Internet infrastructure.

Additions to intangible assets: $304.5 million in 2014, compared with $67.6 million in 2013. In 2014, the Corporation acquired 700 MHz wireless operating licenses, for which total payments of $217.4 million were made during the year ($15.9 million in 2013). The variance is also due to various software upgrade projects and licence purchases made in 2014, in addition to the development of our LTE technology platform.

Proceeds from disposal of assets: $5.5 million in 2014, compared with $12.8 million in 2013. The decrease of $7.7 million is mainly explained by significant disposals recorded in 2013.

Financing Activities

2015 Financial Year

Consolidated debt (long-term debt plus bank indebtedness): $353.8 million increase in 2015.

•	Summary of debt increases in 2015:

¡

issuance, on September 15, 2015, of $375.0 million aggregate principal amount of Senior Notes for net proceeds of $370.1 million, net of financing fees of $4.9 million. The Notes bear interest at 5.75% per annum and mature on January 15, 2026;

¡	$246.7 million drawings on our revolving credit facilities;

¡

$337.8 million unfavourable impact of exchange rate fluctuations. This increase in long-term debt is offset by a decrease in the liability (or an increase in the asset) related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”; and

¡	$11.7 million net change in bank indebtedness.

•	Summary of debt reductions during the same period:

¡	redemption and retirement, on April 10, 2015, of all of our outstanding 6.375% Senior Notes due in December 2015, for a total aggregate notional amount of US$175.0 million;

¡	redemption and retirement, on July 16, 2015, of all of our outstanding 9.125% Senior Notes due in April 2018, for a total aggregate notional amount of US$75.0 million;

¡	redemption and retirement, on July 16, 2015, of all of our outstanding 7.125% Senior Notes due in January 2020, for a total aggregate notional amount of $300.0 million; and

¡	repayment of $10.7 million of borrowings under a bank credit facility.

Assets and liabilities related to derivative financial instruments: Net asset of $494.2 million as of December 31, 2015, compared with a net asset of $111.2 million as of December 31, 2014, a $383.0 million favourable variance.

•	The variance was mainly due to:

¡	favourable net impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments; and

¡

early settlement of an offsetting foreign exchange forward contract used in conjunction with cross-currency interest rate swaps to hedge the foreign exchange risk exposure on US$441.4 million of notional amount on our 5.375% Senior Notes maturing on June 15, 2024.

Partially offset by:

¡	settlement, on April 10, 2015, of hedging contracts in an asset position related to the redemption of our 6.375% Senior Notes; and

¡	settlement, on July 16, 2015, of hedging contracts in an asset position related to the redemption of our 9.125% Senior Notes.

Dividends: Net increase of $255.0 million in cash distributions to our parent corporation in 2015 compared with 2014.

2014 Financial Year

Consolidated debt (long-term debt plus bank borrowings): $525.4 million increase in 2014.

•	Summary of debt increases in 2014:

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

Financial Position as of December 31, 2015

Net available liquid assets: $706.3 million for the Corporation and its wholly owned subsidiaries, consisting of $11.7 million in bank indebtedness and $718.0 million in unused availabilities under credit facilities.

Uses of Liquidity and Capital Resources

Our principal liquidity and capital resource requirements consist of:

•

capital expenditures to maintain and upgrade our network in order to support the growth in our customer base and the launch and expansion of new or additional services, including the expansion and upgrade of our wireless network;

•	servicing and repayment of debt;

•	tax consolidation arrangements; and

•	distributions to our shareholder.

Capital expenditures: $942.1 million in 2015, an increase of $31.6 million (3.5%) compared with 2014.

•	The increase was mainly due to:

¡	Our illico Digital set-top boxes rental program; and

¡	The investments made on our wireless LTE network and the data centers following the acquisition of 4Degrees Colocation.

Table 3

Additions to fixed and intangible assets

(in millions of dollars)

	2015	2014	2013
Customer premises equipment	$239.1	$220.5	$231.5
Scalable infrastructure	253.5	233.2	162.2
Line extensions	58.7	59.1	52.9
Upgrade/rebuild	62.9	74.6	66.1
Support capital and other	327.9	323.1	85.8

Total additions to fixed and intangible assets	$942.1	$910.5	$598.5

Consolidated long-term debt (long-term debt plus bank indebtedness): $3,278.3 million as of December 31, 2015, an increase of $353.8 million; $383.0 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of December 31, 2015, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 4

Minimum principal payments on Videotron’s long-term debt

12 months ending December 31

(in millions of dollars)

2016	$10.7
2017	10.7
2018	5.4
2019	–
2020	246.7
2021 and thereafter	3,012.6

Total	$3,286.1

The weighted average term of Videotron’s consolidated debt was approximately 7.6 years as of December 31, 2015 (7.3 years as of December 31, 2014). The debt consisted of approximately 84.0% fixed-rate debt (85.0% as of December 31, 2014) and 16.0% floating-rate debt (15.0% as of December 31, 2014).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our wireline and wireless networks, working capital, interest payments, debt repayments, pension plan contributions, and dividends and distributions in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). As of December 31, 2015, the Corporation was in compliance with all required financial ratios.

Servicing and Repayment of Debt: Cash interest payments of $150.1 million in 2015, a decrease of $18.1 million compared with 2014.

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

On December 27, 2013, 9101-0835 Québec Inc., redeemed 2,600,000 preferred shares, Series B, for a total cash consideration of $2.6 billion, and settled cumulative unpaid dividends of $5.4 million. On the same day, the Corporation used the total proceeds of $2.6 billion to repay part of its subordinated loan contracted from Quebecor Media Inc.

On October 28, 2014, 9101-0835 Québec Inc. redeemed 1,200,000 preferred shares, Series B, for a total cash consideration of $1.2 billion, and settled cumulative unpaid dividends of $46.4 million. On the same day, the Corporation used the total proceeds of $1.2 billion to repay part of its subordinated loan contracted from Quebecor Media Inc.

On February 5, 2015, the Corporation contracted a subordinated loan of $1.01 billion from Quebecor Media Inc., bearing interest at a rate of 10.75%, payable every six months on June 20 and December 20, and maturing on February 5, 2045. On the same day, the Corporation invested the total proceeds of $1.01 billion into 1,010,000 preferred shares, Series B, of 9101-0835 Québec Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries, on terms equivalent to those that prevail on an arm’s length basis and accounted for at the consideration agreed between parties.

Distributions to our shareholder: We paid $85.0 million in common dividends to our shareholder, Quebecor Media, in the fourth quarter of 2015 (none in the fourth quarter of 2014). For the year ended December 31, 2015, we paid $665.0 million in common dividends to our shareholder, compared with $410.0 million in 2014. We expect to make cash distributions to our shareholder in the future, as determined by our Board of Directors, and within the limits set by the terms of our indebtedness and applicable laws.During the third quarter of 2015, we also reduced our paid-up capital and distributed $41.0 million to Quebecor Media.

AWS-3 and 2500 MHz wireless spectrum auction: On March 6, 2015, the Corporation announced that it had acquired four 30 MHz licences in the auction for AWS-3 commercial mobile spectrum licences, covering the province of Quebec and the Ottawa region, at a total price of $31.8 million. These licences were issued to the Corporation by Industry Canada, now known as Innovation, Science and Economic Development Canada, on April 21, 2015.

On May 12, 2015, the Corporation announced that it had acquired eighteen 20 MHz licences in the auction for 2500 MHz commercial mobile spectrum licences, covering the province of Quebec, the Ottawa region and the cities of Toronto, Vancouver, Calgary and Edmonton, at a total price of $187.0 million. These licences were issued to the Corporation by Industry Canada on June 24, 2015.

Analysis of Consolidated Balance Sheets as of December 31, 2015

Table 5

Consolidated Balance Sheets of Videotron

Analysis of significant variances between December 31, 2015 and December 31, 2014

(in millions of dollars)

	December 31, 2015	December 31, 2014	Variance	Variance detail

Assets

Net cash and cash equivalents[1]	$(9.9)	$342.8	(352.7)	Cash outflows related to investing and financing activities, less inflows provided by operating activities

Inventories	114.2	79.1	35.1	Increase in set-top boxes and mobile devices

Investments	2,090.0	1,080.0	1,010.0	Acquisition of preferred shares of an affiliated corporation for tax consolidation arrangements

Fixed assets	3,080.7	3,000.8	79.9	Investments on our LTE wireless network, acquisition of 4 Degrees Colocation and investments on our data centers, and customer premises equipment related to our rental program

Intangible assets	1,071.4	830.6	240.8	Acquisition of AWS-3 and 2500 MHz spectrum licences

Goodwill	448.9	429.3	19.6	Acquisition of 4Degrees Colocation

Derivative financial instruments[2]	494.2	111.2	383.0	See “Financing Activities” above

Liabilities

Income taxes (receivables) payable	(17.9)	69.8	(87.7)	Impact of income tax payments and expenses

Long-term debt, including short-term portion	3,266.6	2,924.5	342.1	See “Financing Activities” above

Subordinated loan from parent corporation	2,090.0	1,080.0	1,010.0	Increase in loan payable to the parent corporation for tax consolidation arrangements

Deferred income taxes	561.3	476.3	85.0	Increase in temporary differences mainly related to intangible assets

Equity

Capital stock	132.4	3.4	129.0	Issuance of shares and reduction in paid-up capital

[1]	Cash and cash equivalents less bank indebtedness
[2]	Long-term assets less current and long-term liabilities

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As of December 31, 2015, material contractual obligations included: capital repayment and interest payments on long-term debt, obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments, operating lease arrangements and capital asset purchases and other commitments. Table 6 below shows a summary of our contractual obligations.

Table 6

Contractual obligations of the Corporation as of December 31, 2015

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Contractual obligations[1]
Accounts payable and accrued charges	$422.8	$422.8	$–	$–	$–
Amounts payable to affiliated corporations	62.9	62.9	–	–	–
Bank credit facility	26.8	10.7	16.1	–	–
Revolving credit facilities	246.7	–	–	246.7	–
6 7/8% Senior Notes due July 15, 2021	300.0	–	–	–	300.0
5% Senior Notes due July 15, 2022	1,107.2	–	–	–	1,107.2
5 3/8% Senior Notes due June 15, 2024	830.4	–	–	–	830.4
5 5/8% Senior Notes due June 15, 2025	400.0	–	–	–	400.0
5 3/4% Senior Notes due January 15, 2026	375.0	–	–	–	375.0
Interest payments[2]	1,173.8	116.8	306.9	305.5	444.6
Derivative financial instruments[3]	(489.5)	4.6	(18.3)	–	(475.8)
Operating lease commitments	186.7	40.7	60.1	38.1	47.8
Services and capital equipment commitments	398.3	114.9	93.1	51.2	139.1

Total contractual cash obligations	$5,041.1	$773.4	$457.9	$641.5	$3,168.3

[1]

Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2015.

[3]	Estimated future receipts, net of disbursements, related to foreign exchange hedging using derivative financial instruments.

Material commitments included in Table 6

The Corporation leases sites for its LTE wireless network under operating lease contracts, and has contracted long-term commitments to acquire equipment for a total future disbursement of $155.2 million.

In May 2013, the Corporation and Rogers have announced a 20-year agreement to build out and operate a shared LTE wireless network in the Province of Québec and in the Ottawa Region. As of December 31, 2015, a total commitment of $260.0 million was outstanding under this agreement.

Pension plan contributions

The expected employer contributions to the Corporation’s defined benefit pension plans and postretirement benefits plans will be $22.3 million in 2016 (contributions of $23.1 million were paid in 2015).

Related Party Transactions

In addition to the related party transactions disclosed elsewhere in this annual report, the Corporation entered into the following transactions with affiliated corporations and the parent corporation. These transactions were accounted for at the consideration agreed between parties:

Table 7

Related party transactions

(in millions of dollars)

	2015	2014	2013
Ultimate parent and parent corporation :
Revenues	$0.7	$0.7	$0.5
Purchase of goods and services	8.6	7.6	8.5
Operating expenses recovered	(0.6)	(0.7)	(4.2)

Affiliated corporations :
Revenues	8.1	10.3	11.0
Purchase of goods and services	103.4	81.1	73.2
Operating expenses recovered	(1.4)	(0.7)	(3.4)

Off-Balance Sheet Arrangements

Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

•	Operating Leases

The Corporation has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. As of December 31, 2015, the maximum exposure with respect to the guarantees was $15.4 million and no liability has been recorded in the consolidated balance sheet.

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

The bank credit facilities provide for a $615.0 million secured revolving credit facility that matures in July 2020, a $350.0 million unsecured revolving credit facility that matures in July 2020 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance rate, Canadian prime rate or U.S. prime rate, plus a margin, depending on the Corporation’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate plus a margin. The secured bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and most of its wholly owned subsidiaries. As of December 31, 2015, the secured bank credit facilities were secured by assets with a carrying value of $7,646.3 million ($6,238.3 million in 2014). The bank credit facilities contain covenants such as maintaining certain financial ratios, limitations on the Corporation’s ability to incur additional indebtedness, pay dividends and make other distributions. As of December 31, 2015, $246.7 million was drawn on the secured revolving credit facilities (no amount was drawn in 2014), $26.8 million was outstanding on the export financing facility ($37.5 million in 2014) and no amount was drawn on the unsecured revolving credit facility.

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

Description of Derivative Financial Instruments

Table 8

Foreign exchange forward contracts as of December 31, 2015

(in millions of dollars)

Maturity	Canadian dollar average exchange rate per one U.S. dollar	Notional amount sold		Notional amount bought
Less than 1 year	1.3105		$168.7	US$	128.7
2017[1]	1.3849	US$	260.0		$360.1

Table 9

Cross-currency interest rate swaps as of December 31, 2015

(in millions of dollars)

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in Canadian dollars	Canadian dollar exchange rate on interest and capital payments per one U.S. dollar
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
5.375% Senior Notes due 2024[1]	2008 to 2017	US$	260.0	9.21%	1.2965
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptances 3 months +2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039

[1]

The Corporation initially entered into these cross-currency interest rate swaps to hedge the foreign currency risk exposure under its 9.125% Senior Notes due in 2018 redeemed in 2014. These swaps are now used to set in CAN dollars all coupon payments through 2017 on US$441.4 million of notional amount under its 5.375% Senior Notes due in 2024 and issued in 2014. In conjunction with the repurposing of these swaps, the Corporation has entered into US$260.0 million offsetting foreign exchange forward contracts to lock-in the value of its hedging position related to the December 15, 2017 notional exchange.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The gain or loss on valuation and translation of financial instruments for the years ended December 31, 2015, 2014 and 2013 is summarized in the following table.

Table 10

Loss on valuation and translation of financial instruments

(in millions of dollars)

	2015	2014	2013
Loss on embedded derivatives	$3.6	$4.9	$97.4
(Gain) loss on reversal of embedded derivatives upon debt redemption	(0.3)	(0.6)	67.0
Loss on derivative financial instruments for which hedge accounting is not used	–	3.1	0.4
Loss (gain) on the ineffective portion of cash flow hedges	0.7	(0.8)	(1.1)
Gain on the ineffective portion of fair value hedges	(3.5)	(3.2)	–

	$0.5	$3.4	$163.7

A gain of $2.1 million was recorded under “Other comprehensive income” in 2015 in relation to cash flow hedging relationships (gain of $7.2 million in 2014 and loss of $25.0 million in 2013).

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

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2015 and 2014 are as follows:

Table 11

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	2015		2014
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1,2]	$(3,286.1)	$(3,289.6)	$(2,951.0)	$(3,020.9)
Derivative financial instruments[3]
Early settlement options	1.0	1.0	5.6	5.6
Foreign exchange forward contracts[4]	9.3	9.3	4.2	4.2
Cross-currency interest rate swaps[4]	484.9	484.9	107.0	107.0

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.

[2]	The fair value of long-term debt excludes the fair value of early settlement options, which is presented separately in the table.

[3]	The fair value of the derivative financial instruments designated as hedges is an asset position of $494.2 million as of December 31, 2015 ($111.2 million as of December 31, 2014).

[4]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

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

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2015, no customer balance represented a significant portion of the Corporation’s consolidated accounts receivable. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $16.6 million as of December 31, 2015 ($15.4 million as of December 31, 2014). As of December 31, 2015, 7.4% of accounts receivable were 90 days past their billing date (7.0% as of December 31, 2014), of which 63.3% had an allowance for doubtful accounts (61.2% as of December 31, 2014).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2015 and 2014:

Table 12

Changes in Allowance for Doubtful Accounts

(in millions of dollars)

	2015	2014

Balance as of beginning of year	$15.4	$15.7
Charged to income	30.2	28.9
Utilization	(29.0)	(29.2)

Balance as of end of year	$16.6	$15.4

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

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 7.6 years as of December 31, 2015 (7.3 years as of December 31, 2014). (see also “Contractual obligations” above).

Market Risk

Market risk is the risk that changes in market prices due to foreign exchange rates and/or interest rates will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign Currency Risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2015, to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures and to lock-in the value of certain derivative financial instruments through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a Canadian dollar per one U.S. dollar:

Table 13

Estimated Sensitivity of Variances in Year-end Exchange Rate

(in millions of dollars)

Increase (decrease)	Income	Other comprehensive income
Increase of $0.10
Gain on valuation and translation of financial instruments and derivative financial instruments	$2.2	$31.5
Decrease of $0.10
Gain on valuation and translation of financial instruments and derivative financial instruments	(2.2)	(31.5)

Interest Rate Risk

The Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) Canadian prime rate and (iii) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into various cross-currency interest rate swap agreements in order to manage interest rate risk exposure. As of December 31, 2015, after taking into account the hedging instruments, long-term debt was comprised of 84.0% fixed-rate debt (85.0% in 2014) and 16.0% floating-rate debt (15.0% in 2014).

The estimated sensitivity on interest payments of a 100 basis point variance in the year-end Canadian Banker’s acceptance rate as of December 31, 2015 is $4.5 million.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments, as per the Corporation’s valuation model, is as follows:

Table 14

Estimated Sensitivity of Variances in the Discount Rate

(in millions of dollars)

Increase (decrease)	Income	Other comprehensive income
Increase of 100 basis points	$(3.6)	$(25.1)
Decrease of 100 basis points	3.6	25.1

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt and net assets and liabilities related to derivative financial instruments, less cash and cash equivalents. The capital structure as of December 31, 2015 and 2014 is as follows:

Table 15

Capital Structure of the Corporation

(in millions of dollars)

	December 31, 2015	December 31, 2014
Bank indebtedness	$11.7	$–
Long-term debt	3,266.6	2,924.5
Derivative financial instruments asset	(494.2)	(111.2)
Cash and cash equivalents	(1.7)	(342.8)

Net liabilities	2,782.4	2,470.5
Equity	$813.8	$793.9

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

The Corporation provides services under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet, cable telephony, mobile telephony and over-the-top video, including connection costs and rental of equipment); the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. Arrangement consideration is allocated among the separate accounting units based on their relative fair values.

The Corporation recognizes revenues for each of its main activities as follows:

•

Operating revenues from subscriber services such as cable television, Internet access, cable and mobile telephony and over-the-top video are recognized when services are provided. Promotional offers and rebates are accounted for as a reduction in the service revenue to which they relate;

•

Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered. Promotional offers related to equipment, with the exclusion of mobile devices, are accounted for as a reduction of related equipment sales on delivery, while promotional offers related to the sale of mobile devices are accounted for as a reduction of related equipment sales on activation;

•	Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided; and

•

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

The net book value of goodwill as of December 31, 2015 was $448.9 million.

Useful life of spectrum licences

Management has concluded that spectrum licences have an indefinite useful life. This conclusion was based on the analysis of factors such as the Corporation’s financial ability to renew the spectrum licences, the competitive, legal and regulatory landscape, and the future expected use of the licences. Therefore, the determination that spectrum licences have an indefinite useful life involves judgment and it could have an impact on the amortization charge recorded in the consolidated statement of income if management was to change its conclusion in the future as it did in 2015.

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

Estimates of the fair value of stock option awards are determined by applying an option-pricing model, taking into account the terms and conditions of the grant and assumptions such as the risk-free interest rate, the distribution yield, the expected volatility and the expected remaining life of the option.

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

Change in accounting estimate

In the second quarter of 2015, the Corporation changed its assessment of the useful life of its spectrum licences. In light of recent spectrum auctions and developments in the telecommunication industry, the Corporation is now of the view that these spectrum licences have an indefinite useful life based on the following facts:

•	The Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Industry Canada;

•	The Corporation has the financial and operational ability to renew these spectrum licences;

•	Currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences; and

•	The Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

Accordingly, the Corporation ceased to amortize spectrum licences used in its operations as of April 1, 2015 and no amortization expense was recorded after this date. The straight-line amortization expense recorded relating to these licences was $13.9 million in 2015 ($55.4 million in 2014 and 2013).

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

(iii)	IFRS 16 – Leases is required to be applied retrospectively for annual periods beginning on or after January 1, 2019, with early adoption permitted provided that IFRS 15 has been applied or is applied at the same time as IFRS 16.

IFRS 16 sets out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees will be required to report most leases on their balance sheets by recognising right-of-use assets and related financial liabilities.

ITEM  6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A-	Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers at March 18, 2016:

Name and Municipality of Residence	Age	Position

THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D. Montréal, Québec	76	Director and Chair of the Board

JEAN LA COUTURE, FCPA, FCA(1) Montréal, Québec	69	Director and Chair of the Audit Committee

SYLVIE LALANDE Lachute, Québec	65	Director

A. MICHEL LAVIGNE, FCPA, FCA(1) Laval, Québec	65	Director

NORMAND PROVOST(1) Brossard, Québec	61	Director

MANON BROUILLETTE Montréal, Québec	47	President and Chief Executive Officer

JEAN NOVAK Knowlton, Québec	52	President, Videotron Business Solutions, President, Le SuperClub Vidéotron ltée, and Senior Vice President, Sales Network and Retail Sector

HUGUES SIMARD Montréal, Québec	49	Senior Vice President and Chief Financial Officer

DANIEL PROULX Montréal, Québec	58	Chief Technological Officer

SYLVAIN BROSSEAU Varennes, Québec	52	Senior Vice President, Operations, Customer Service

MYRIANNE COLLIN Montréal, Québec	42	Senior Vice President, Strategy and Market Development

PIERRE BONIN Montreal West, Québec	53	Vice President, Information Technology

ALAIN CHARLEBOIS Laval, Québec	44	Vice President, Human Resources

CHLOÉ POIRIER Nuns’ Island, Québec	46	Vice President and Treasurer

MARC M. TREMBLAY Westmount, Québec	55	Corporate Secretary

(1)	Member of the Audit Committee

The Right Honourable Brian Mulroney, P.C., C.C., LL.D, Director and Chairman of the Board. Mr. Mulroney was appointed as Director and Chairman of the Board of Videotron on June 19, 2014. He has been a Director of Quebecor Media since January 31, 2001 and director of Quebecor since 1999. He was appointed Chairman of the Board of Quebecor and Quebecor Media on June 19, 2014. He also served as Vice Chairman of the Board of Quebecor from November 2009 to June 2014 and as Vice-Chairman of the Board of Quebecor Media from March 2014 to June 2014. Mr. Mulroney also served as Chairman of the Board of Directors of Quebecor World Inc. from April 2002 to July 2009. Mr. Mulroney served as Chairman of the Board of Directors of Sun Media Corporation from January 2000 to June 2001. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm Norton Rose Fulbright Canada LLP (formerly Ogilvy Renault LLP) in Montréal, Québec. Prior to that, Mr. Mulroney was the Prime Minister of Canada from 1984 until 1993. Mr. Mulroney practiced law in Montréal and served as President of The Iron Ore Company of Canada before entering politics in 1983. Mr. Mulroney serves as a Director of a number of public corporations, including Wyndham Worldwide Corporation (New Jersey), The Blackstone Group LP (New York) and Lion Capital (London). He is also Chairman of the International Advisory Board of Barrick Gold Corporation. He is Companion of the Order of Canada as well as Grand Officier de l’Ordre national du Québec.

Jean La Couture, FCPA, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has served as a Director and as Chair of our Audit Committee since October 2003. Mr. La Couture is a Director and Chair of the Audit Committee of Quebecor and Quebecor Media. He was a Director of Quebecor World Inc. from December 2007 to December 2008. Mr. La Couture, a Fellow Chartered Professional Accountant, is President of Huis Clos Ltée., a management and mediation firm. He headed Le Groupe Mallette (an accounting firm) before becoming, from 1990 to 1994, President and Chief Executive Officer of The Guarantee Company of North America. He is Chairman of the Board of Innergex Renewable Energy Inc., Chairman of the Board of Groupe Pomerleau (a Québec-based construction company) and a Director and Chair of the Investment and Risk Management Committee of CDPQ and Chairman of the Board of Ébénisterie Beaubois ltée.

Sylvie Lalande, Director. Ms. Lalande is a Director of Videotron since July 2014 and of Quebecor Media since May 2013. She has served as a Director of Quebecor since May 2011. She is a member of the Human Resources and Compensation Committee of Quebecor and Quebecor Media since June 2014. She is a Director of TVA Group since December 2001, and was appointed as Chair of the Board on March 10, 2014. She has also served as Chair of the Human Resources and Corporate Governance Committee of TVA Group since May 2013. Ms. Lalande held several senior positions in the media, marketing, communication marketing and company communications sectors. Until October 2001, she was Chief Communications Officer of Bell Canada. From 1994 to 1997, she was President and Chief Executive Officer of UBI Consortium, a consortium formed to develop and manage interactive and transactional communication services. From 1987 to 1994, she occupied several senior positions within TVA Group and Le Groupe Vidéotron ltée. Ms. Lalande began her career in the radio industry, after which she founded her own consultation firm. In 2006, Ms. Lalande earned a degree in corporate governance from the Collège des administrateurs de sociétés. Ms. Lalande is a Director and Chair of the Corporate Governance and Human Resources Committee and Lead Director of Ovivo Inc. In November 2013, Ms. Lalande was appointed Chair of the Board of the Collège des administrateurs de sociétés (CAS) of Université Laval.

A. Michel Lavigne, FCPA, FCA, Director and member of the Audit Committee. Mr. Lavigne has served as a Director of Videotron and as a member of its Audit Committee since June 30, 2005. Mr. Lavigne has also served as a Director and member of the Audit Committee and the Human Resources and Compensation Committee of Quebecor Media since June 30, 2005. He was appointed Chair of the Human Resources and Compensation Committee in June 2014. Since June 30, 2005, Mr. Lavigne has also served as a Director and a member of the Audit Committee of TVA Group. Since May 2013, he is also a member of the Human Resources and Corporate Governance Committee of TVA Group. He also is a Director and member of the Audit Committee and of the Human Resources and Compensation Committee of Quebecor since May 2013 and as Chair of the latter committee since June 2014. Mr. Lavigne is a Director, a member of the Audit Committee and Chair of the Pension Committee of Canada Post and a Director and member of the Risk Management Committee of Laurentian Bank of Canada. Until May 2005, he served as President and Chief Executive Officer of Raymond Chabot Grant Thornton in Montréal, Québec, as Chairman of the Board of Grant Thornton Canada and as a member of the Board of Governors of Grant Thornton International. Mr. Lavigne is a Fellow Chartered Professional Accountant of the Ordre des comptables professionnels agréés du Québec and a member of the Canadian Institute of Chartered Accountants since 1973.

Normand Provost, Director. Mr. Provost is a Director of Videotron since June 2014. He has served as a Director of Quebecor Media since July 2004 and a Director of Quebecor since May 2013. He has also served as a member of the Audit Committee of Quebecor and Quebecor Media since June 2014. From May 2014 to December 2015, Mr. Provost was Assistant to the President of CDPQ, one of the largest institutional fund managers in Canada and North America. Mr. Provost joined CDPQ in 1980 and has held various management positions during his time there. He served as President of CDP Capital Americas from 1995 to 2003. He also served as Executive Vice President, Private Equity, of CDPQ from October 2003 until May 2014. In addition to his responsibilities in the investment sector, Mr. Provost served as Chief Operations Officer of CDPQ from April 2009 to March 2012. Mr. Provost is a Director of the Fondation de l’Entrepreneurship.

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

Jean Novak, President, Videotron Business Solutions, President, Le SuperClub Vidéotron ltée, and Senior Vice President, Sales Network and Retail Sector. Mr. Novak was appointed to his current position in August 2014. From May 2013 to August 2014, he was President, Videotron Business Solutions and Senior Vice-President, Sales Channel. He has served as President, Videotron Business Solutions since January 2005. Mr. Novak joined Videotron in May 2004 as Vice President, Sales. Between 1988 and May 2004, Mr. Novak held various management positions in sales and distribution for Molson Breweries, Canada’s largest brewing company, including General Manager for all on premise accounts and the Montréal sales region as well as Manager, Customer Service and Telesales in Québec. Mr. Novak holds a Bachelor’s degree in marketing from the HEC Montréal.

Hugues Simard, Senior Vice President and Chief Financial Officer. Mr. Simard was appointed to his current position in August 2014. Mr. Simard served as Vice President Finance of Sun Media Corporation from January 2011 to August 2014 and as Vice President, Corporate Advertising Sales from December 2008 to January 2011. He was also Senior Vice President, Development and Strategy of Quebecor Media from February 2007 to January 2011. Mr. Simard joined the Quebecor group of companies in July 1998 as Director, Business Development of Quebecor Printing which became Quebecor World in 1999. He was appointed Vice President, Corporate Development of Quebecor New Media in 1999 and President & CEO of Netgraphe/Canoe in 2000. He rejoined Quebecor World in 2003, first as Vice President, Development and Planning and then as President of the Commercial Printing Group in 2004. Prior to his appointment as Senior Vice President, Development and Strategy at Quebecor Media, he spent a year in Paris, France as Managing Director of Secor Conseil, a management consulting firm. Mr. Simard holds a Bachelor’s degree of Applied Science degree in industrial engineering from the University of Toronto and an MBA from Harvard Business School.

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

Alain Charlebois, Vice President, Human Resources. Mr. Charlebois was appointed Vice President, Human Resources in January 2013. Prior to joining the Corporation, Mr. Charlebois has held various positions within Videotron since joining the Company as Section Head, Human Resources in 2003. Mr. Charlebois holds a Bachelor’s degree in Human Resources Management from the Université du Québec à Montréal.

Chloé Poirier, Vice President and Treasurer. Ms. Poirier was promoted Vice President and Treasurer in June 2013 from her previous position as Treasurer, a position she held since August 2009. She also serves as Vice President and Treasurer of Quebecor and Quebecor Media. Ms. Poirier joined the Corporation in 2001 as Director, Treasury / Assistant Treasurer, Treasury Operations. Prior to that, she was Analyst, Treasury and Finance with Natrel inc./Agropur from 1997 to 2001 and trader at the Caisse de dépôt et placement du Québec from 1995 to 1997. She is a Chartered Financial Analyst (CFA) and holds a Bachelor’s degree in Actuarial Science and an MBA from Université Laval.

Marc M. Tremblay, Corporate Secretary. Mr. Tremblay was appointed Corporate Secretary in September 2014. He also serves as Senior Vice President, Chief Legal Officer and Public Affairs and Corporate Secretary of Quebecor and Quebecor Media since September 2014. Prior to that date, he was Senior Vice President and Chief Legal Officer and Public Affairs of Quebecor Media, a position he held from October 2013. Mr. Tremblay was also Senior Vice President, Legal Affairs, a position he held from March 2012 to October 2013. He was also Vice President, Legal Affairs of Quebecor Media, a position he held from March 2007 to March 2012. Previously, Mr. Tremblay practiced law at Ogilvy Renault LLP (now Norton Rose Fulbright Canada LLP) for 22 years. He has been a member of the Barreau du Québec since 1983.

B-	Compensation

Our Directors do not receive any remuneration for acting in their capacity as directors of Videotron. Since July 1, 2013, the Chairman of our Audit Committee receives an annual fee of $25,000 while the other two members receive an annual fee of $10,000. Our Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors and our Audit Committee. During the financial year ended December 31, 2015, the amount of compensation (including benefits in kind) paid to four of our directors for services in all capacities to Videotron and its subsidiaries was $45,000. None of our directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

The aggregate amount of compensation we paid for the year ended December 31, 2015 to our executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was approximately $6.6 million, including salaries, bonuses and benefits in kind. In addition, an aggregate total of 109,000 options were granted to them under Quebecor Media’s Stock Option Plan, with a weighted average price of $70.558.

Quebecor Media’s Stock Option Plan

Under a stock option plan established by Quebecor Media, 6,180,140 common shares of Quebecor Media (representing 6.4% of all of the outstanding common shares of Quebecor Media) have been set aside for directors, officers, senior employees, and other key employees of Quebecor Media and its subsidiaries, including Videotron. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the common shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of grant of the common shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant, as applicable. For so long as the shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following annual periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash equal to the difference between the fair market value of the common shares, as determined by Quebecor Media’s Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, purchase common shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless Quebecor Media’s Human Resources and Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by Quebecor Media’s Human Resources and Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. Pursuant to the terms of this plan, no optionee may hold options representing more than 5% of the outstanding common shares of Quebecor Media.

During the year ended December 31, 2015, a total of 145,000 options were granted under this plan to executive officers of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group of companies). During the year ended December 31, 2015, a total of 57,150 options were exercised by officers and employees of Videotron, for aggregate gross value realized of $1.15 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2015, an aggregate total of 386,611 options granted to directors, officers and employees of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies) remain outstanding, with a weighted average exercise price of $62.34 per share, as determined by Quebecor Media’s Human Resources and Compensation Committee. For more information on this stock option plan, refer to Note 21 to our audited consolidated financial statements included under “Item 18. Financial Statements” of this annual report.

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

During the year ended December 31, 2015, no options to purchase Quebecor Class B Shares were granted to senior executive officers of Videotron. As of December 31, 2015, a total of 50,000 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $25.49 per share, were held by one senior executive officer of Videotron for acting in such capacity. The closing sale price of the Quebecor Class B Shares on the TSX on December 31, 2015, was $33.88.

Pension Benefits

Both Quebecor Media and Videotron maintain pension plans for our non-unionized employees and certain officers.

Videotron’s pension plan provides pension benefits to our executive officers equal to 2.0% of salary (excluding bonuses) for each year of membership in the plan. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under our pension plan are as prescribed under the Income Tax Act (Canada). An executive officer contributes to this plan an amount equals to 5.0% of his or her salary up to a maximum of $7,225 in respect of 2016. Videotron changed this pension plan to a defined contribution plan for new employees hired on and after May 1, 2012. Videotron reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date.

Quebecor Media’s pension plan provides greater pension benefits to eligible executive officers than it does to other employees. The higher pension benefits under this plan equal 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media’s pension plan are as prescribed by the Income Tax Act (Canada) and is based on a maximum salary of $144,500. An executive officer contributes to this plan an amount equals to 5.0% of his or her salary up to a maximum of $7,225 in respect of 2016. Videotron has no liability regarding Quebecor Media’s pension plan. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. However, Quebecor Media reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date. New employees are eligible to enroll in a retirement savings plan.

The total amount we contributed for the year ended December 31, 2015 to provide the pension benefits to our senior executives, as a group, was $223,200. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by us to all participants, refer to Note 27 to our audited consolidated financial statements for the year ended December 31, 2015 included under “Item 18. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media’s and our pension plans:

	Years of Participation
Compensation	10	15	20	25	30
$144,500	$28,900	$43,350	$57,800	$72,250	$86,700

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

At December 31, 2015, we had 6,410 employees. At December 31, 2014 and 2013, we had 6,432 and 6,310 employees, respectively (excluding, at December 31, 2013, the employees of Jobboom inc., which was sold in 2013). Substantially all of our employees are based and work in the Province of Quebec. We had 3,843 unionized employees, and the terms of their employment are governed by one of our four regional collective bargaining agreements. The collective bargaining agreement covering 2,800 unionized employees in the Montréal region will expire on December 2018. We also have two collective bargaining agreements covering our unionized employees in the Québec and Saguenay regions, with terms running through December 31, 2018 and December 31, 2019 respectively. Our Gatineau region collective bargaining agreement expired on August 31, 2015, and one other collective bargaining agreement, covering 73 employees of our SETTE inc. subsidiary expired on December 31, 2015. These two collective bargaining agreements are currently being negotiated.

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

Quebecor holds, directly and indirectly, 77,812,366 common shares of Quebecor Media, representing a 81.07% voting and equity interest in Quebecor Media and Caisse de dépôt et placement du Québec (“CDPQ”), indirectly holds 18,170,810 shares of Quebecor Media, representing a 18.93% interest in Quebecor Media. The primary asset of Quebecor, a communications holding company, is its interest in Quebecor Media. CDPQ is one of Canada’s largest pension fund managers.

B-	Related Party Transactions

The Corporation enters into related party transactions from time to time. These related party transactions are further described under “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position – Financial Position as of December 31, 2015” and in Note 8, in Note 11 and in Note 26 to our audited consolidated financial statements included under “Item 18. Financial Statements” in this annual report. These related party transactions have been accounted for at the consideration agreed between parties:

	As of December 31,
	2015	2014	2013
	(in thousands of dollars)
Ultimate Parent and Parent Corporation:
Revenues	$696	$680	$541
Purchase of goods and services	8,584	7,572	8,508
Operating expenses recovered	(597)	(682)	(4,207)

Affiliated Corporations:
Revenues	8,059	10,349	11,019
Purchase of goods and services	103,435	81,148	73,193
Operating expenses recovered	(1,395)	(701)	(3,418)

Management fee

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $48.0 million in 2015, $43.5 million in 2014 and $45.0 million in 2013. The agreement provides for an annual management fee to be agreed upon for the year 2015. In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

Income tax transactions

On February 5, 2015, the Corporation contracted a subordinated loan of $1.01 billion from Quebecor Media, bearing interest at a rate of 10.75%, payable every six months on June 20 and December 20, and maturing on February 5, 2045. On the same day, we invested the total proceeds of $1.01 billion into 1,010,000 preferred shares, Series B, of 9101-0835 Québec inc., a subsidiary of Quebecor Media. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

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

On September 20, 2013, the Corporation contracted a subordinated loan of $3.25 billion from Quebecor Media, bearing interest at a rate of 10.75%, payable every six months on June 20 and December 20, and maturing on September 20, 2043. On the same day, we invested the total proceeds of $3.25 billion into 3,250,000 preferred shares, Series B, of 9101-0835 Québec inc., a subsidiary of Quebecor Media. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

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

Purchase of shares of Quebecor Media and subsidiary subordinated loans

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we enter into certain transactions from time to time that have the effect of using tax losses within the Quebecor Media Group. These transactions are described further under “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position – Financial Position as of December 31, 2015” and in Note 11 and in Note 26 to our audited consolidated financial statements which are included under “Item 18. Financial Statements” in this annual report.

C-	Interests of Experts and Counsel

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

A-	Consolidated Statements and Other Financial Information

Our consolidated balance sheets as at December 31, 2015 and 2014, and our consolidated statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2015, 2014 and 2013, including the notes thereto and together with the report of Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

Legal Proceedings

We and our subsidiaries are involved in a number of other legal proceedings against us which are pending. In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our results or financial position.

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

Dividend Policy

During the years ended December 31, 2015, 2014 and 2013 we paid aggregate cash dividends on our common shares of $665,000,000, $410,000,000 and $361,880,099.43, respectively. We currently expect to pay dividends and other distributions on our common shares in the future. The declaration and payment of dividends and other distributions is in the sole discretion of our Board of Directors, and any decision regarding the declaration of dividends and other distributions will be made by our Board of Directors depending on, among other things, our financial resources, the cash flows generated by our business, our capital needs, and other factors considered relevant by our Board of Directors, including the terms of our indebtedness and applicable law.

B-	Significant Changes

Except as otherwise disclosed in this annual report, there has been no other material adverse change in our financial position since December 31, 2015.

ITEM 9 – THE OFFER AND LISTING

A-	Offer and Listing Details

Not applicable.

B-	Plan of Distribution

Not applicable.

C-	Markets

Outstanding Notes

On September 15, 2015, we issued and sold $375.0 million aggregate principal amount of our 5 3/4% Senior Notes due January 15, 2026, in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

On April 9, 2014, we issued and sold US$600.0 million aggregate principal amount of our 5 3/8% Senior Notes due June 15, 2024, in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

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

The record holder of our 5% Senior Notes due 2022 and our 5 3/8% Senior Notes due 2024 is Cede & Co., a nominee of The Depository Trust Company, and the record holder of our 6 7/8% Senior Notes due 2021, our 5 5/8% Senior Notes due 2025 and our 5 3/4% Senior Notes due 2026 is CDS Clearing and Depository Services Inc.

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

On September 16, 2005, we issued US$175,000,000 aggregate principal amount of our 6 3/8% Senior Notes due December 15, 2015, pursuant to an Indenture, dated as of September 16, 2005, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes were unsecured and bore a maturity date of December 15, 2015. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. On April 10, 2015, we redeemed and retired the entire remaining principal amount outstanding of our 6 3/8% Senior Notes due December 15, 2015.

(b)

Indenture relating to US$715,000,000 of our 9 1/8% Senior Notes due April 15, 2018, dated as of April 15, 2008, as supplemented, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 15, 2008, we issued US$455,000,000 aggregate principal amount of our 9 1/8% Senior Notes due April 15, 2018, and on March 5, 2009, we issued and sold an additional US$260,000,000 aggregate principal amount of our 9 1/8% Senior Notes due April 15, 2018, in each case pursuant to an Indenture, dated as of April 15, 2008, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes, which form a single series and class, were unsecured and bore a maturity date of April 15, 2018. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in an indenture dated as of April 15, 2008. This indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all of such senior notes to be due and payable immediately. On July 2, 2013, we redeemed and retired US$380,000,000 aggregate principal amount of our outstanding 9 1/8% Senior Notes due 2018. On April 24, 2014, we redeemed and retired US$260,000,000 aggregate principal amount of our outstanding 9 1/8% Senior Notes due 2018. On July 16, 2015, we redeemed and retired the entire remaining principal amount outstanding of our 9 1/8% Senior Notes due April 15, 2018.

(c)

Indenture relating to CAN$300,000,000 of our 7 1/8% Senior Notes due January 15, 2020, dated as of January 13, 2010, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On January 13, 2010, we issued CAN$300,000,000 aggregate principal amount of our 7 1/8% Senior Notes due January 15, 2020, pursuant to an Indenture, dated as of January 13, 2010, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes were unsecured and bore a maturity date of January 15, 2020. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction. On July 16, 2015, we redeemed and retired the entire remaining principal amount outstanding of our 7 1/8% Senior Notes due January 15, 2020.

(d)

Indenture relating to CAN$300,000,000 of our 6 7/8% Senior Notes due July 15, 2021, dated as of July 5, 2011, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On July 5, 2011, we issued CAN$300,000,000 aggregate principal amount of our 6 7/8% Senior Notes due July 15, 2021, pursuant to an Indenture, dated as of July 5, 2011, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on July 15, 2021. Interest on these senior notes is payable in cash semi-annually in arrears on

June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction.

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

On June 17, 2013, we issued CAN$400,000,000 aggregate principal amount of our 5 5/8% Senior Notes due June 15, 2025, pursuant to an Indenture, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on June 15, 2025. Interest on these senior notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the make-whole redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

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

(h)

Indenture relating to CAN$375,000,000 of our 5 3/4% Senior Notes due January 15, 2026, dated as of September 15, 2015, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On September 15, 2015, we issued CAN$375,000,000 aggregate principal amount of its 5 3/4% Senior Notes due January 15, 2026, pursuant to an Indenture, dated as of September 15, 2015, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2026. Interest on these senior notes is payable in cash semi-annually in arrears on March 15 and September 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(i)	Credit Agreement originally dated as of November 28, 2000, by and among Videotron, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended.

Our senior credit facilities, as amended and restated as of June 16, 2015, provide for a $615,000,000 secured revolving credit facility and a $350,000,000 unsecured revolving credit facility that both mature on July 20, 2020, as well as a secured export financing facility (in a principal amount of $32,142,857 as of the amendment and restatement date of June 16, 2015) providing for a term loan that matures on June 15, 2018. The proceeds of the revolving credit facilities can be used for general corporate purposes including, without limitation, to issue letters of credit and to pay dividends to Quebecor Media subject to certain conditions. The proceeds of the term loan were used for payments and reimbursement of payments of export equipment and local services in relation to our contracts for mobile infrastructure equipment with an affiliate of Nokia Corporation and also for the financing of the Finnvera guarantee fee (Finnvera plc being a specialized financing company owned by the State of Finland which is providing an export buyer credit guarantee in favor of the lenders under the export financing facility covering political and commercial risks).

Advances under our secured revolving credit facility bear interest at the Canadian prime rate, the U.S. prime rate (solely under the swingline commitment) or the bankers’ acceptance rate plus, in each instance, an applicable margin determined by the Leverage Ratio (as defined in our credit agreement) of the Relevant Group (as defined in our credit agreement). The applicable margin for Canadian prime rate advances and U.S. prime rate advances ranges from 0.325% when this ratio is less than 1.5x, to 1.625% when this ratio is greater than or equal to 4.5x. The applicable margin for bankers’ acceptance advances or letters of credit fees ranges from 1.325% when this ratio is less than 1.5x, to 2.625% when this ratio is greater than or equal to 4.5x.

Advances under our unsecured revolving credit facility bear interest at the Canadian prime rate or the bankers’ acceptance rate plus, in each instance, an applicable margin determined by the Leverage Ratio (as referred to above). The applicable margin for Canadian prime rate advances ranges from 0.65% when this ratio is less than 1.5x, to 2.00% when this ratio is greater than or equal to 4.5x. The applicable margin for bankers’ acceptance advances or letters of credit fees ranges from 1.65% when this ratio is less than 1.5x, to 3.00% when this ratio is greater than or equal to 4.5x.

We have also agreed to pay specified commitment fees in respect of our revolving credit facilities. Advances under our export financing facility bear interest at the bankers’ acceptance rate plus a margin at a rate of 0.875%.

Our revolving credit facilities are both repayable in full on July 20, 2020. Drawdowns under the export financing facility are repayable by way of seventeen equal and consecutive semi-annual payments that commenced on June 15, 2010.

Borrowings under our senior credit facilities (excluding the unsecured revolving credit facility) and under eligible derivative instruments are secured by a first-ranking hypothec or security interest (subject to certain permitted encumbrances) on all current and future assets of Videotron and of the guarantors under the senior credit facilities (which include most, but not all of Videotron’s subsidiaries), guarantees by such guarantors, pledges of shares by us and such guarantors and other security.

In respect of the unsecured revolving credit facility, our credit agreement contemplates that within approximately fifteen (15) days following the date on which our 6 7/8% Senior Notes due 2021 have all been repaid in full, then the entire amount of the unsecured revolving credit facility shall be added to the amount of the secured revolving credit facility (with the relevant commitments being transferred and converted), such that all unsecured obligations under the unsecured revolving credit facility shall become secured obligations under the secured revolving credit facility.

Our senior credit facilities contain customary covenants that restrict and limit our ability and the members of the VL Group (as defined in the credit agreement to mean us and all of our wholly-owned subsidiaries) to, among other things, enter into merger or amalgamation transactions or liquidate or dissolve, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, our senior credit facilities contain customary financial covenants and customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to us or any member of the VL Group (other than an Immaterial Subsidiary, as defined in the credit agreement), and the occurrence of a change of control.

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

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of (i) our 6 7/8% Senior Notes due 2021 (our “6 7/8% Senior Notes”), (ii) our 5% Senior Notes due 2022 (our “5% Senior Notes”), (iii) our 5 3/8% Senior Notes due 2024 (our “5 3/8% Senior Notes”), (iv) our 5 5/8% Senior Notes due 2025 (our “5 5/8% Senior Notes”), and (v) our 5 3/4% Senior Notes (our “5 3/4% Senior Notes”) (collectively, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. Our 6 7/8% Senior Notes, 5 5/8% Senior Notes and our 5 3/4% Senior Notes are denominated in Canadian dollars (the “Canadian dollar Notes”). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

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

We file periodic reports and other information with the SEC. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read and copy this information at the Public Reference Room at the SEC’s Headquarters, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or obtain copies of this information by mail from the Public Reference Room at the prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the SEC’s Public Reference Room. The SEC also maintains an Internet website that contains reports and other information about issuers like us who file electronically with the SEC. The URL of that website is http://www.sec.gov. Any documents referred to in this annual report may also be inspected without charge at our offices at 612 St. Jacques Street, Montréal, Québec, Canada, H3C 4M8.

I-	Subsidiary Information

Not applicable.

ITEM  11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We use certain financial instruments, such as cross-currency interest rate swaps and foreign exchange forward contracts, to manage interest rate and foreign exchange risk exposures. These instruments are used solely to manage the financial risks associated with our obligations and are not used for trading or speculation purposes. For more information regarding our financial instruments and financial risk management, refer to Note 25 to our audited consolidated financial statements for the year ended December 31, 2015 included under “Item 18. Financial Statements” of this annual report.

Foreign Currency Risk

Most of our consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt is payable in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on our U.S.-dollar-denominated debt obligations outstanding as of December 31, 2015, to hedge our exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures and to lock-in the value of certain derivative financial instruments through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

Interest Rate Risk

Videotron’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) Canadian prime rate and (iii) U.S. prime rate. The Senior Notes issued by Videotron bear interest at fixed rates. Videotron has entered into cross-currency interest rate swap agreements in order to manage interest rate risk exposure. As of December 31, 2015, after taking into account the hedging instruments, long-term debt was comprised of 84.0% fixed rate debt (85.0% in 2014) and 16.0% floating rate debt (15.0% in 2014).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2015 is $4.5 million.

Credit Risk

Credit risk is the risk of financial loss to Videotron if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2015, no customer balance represented a significant portion of Videotron’s consolidated accounts receivables. Videotron establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $16.6 million as of December 31, 2015 ($15.4 million as of December 31, 2014). As of December 31, 2015, 7.4% of accounts receivables were 90 days past their billing date (7.0% as of December 31, 2014), of which 63.3% had an allowance for doubtful accounts (61.2% as of December 31, 2014).

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

Principal Repayments

As at December 31, 2015, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

Year ending December 31,	(in thousands of dollars)
2016	10,714
2017	10,714
2018	5,358
2019	—
2020	246,729
2021 and thereafter	3,012,600

Total	$3,286,115

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of security holders.

Use of Proceeds

Not applicable.

ITEM 15 – CONTROLS AND PROCEDURES

As at the end of the period covered by this report, Videotron’s President and Chief Executive Officer and Videotron’s Senior Vice President and Chief Financial Officer, together with members of Videotron’s senior management, have carried out an evaluation of the effectiveness of Videotron’s disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, Videotron’s President and Chief Executive Officer and Videotron’s Senior Vice President and Chief Financial Officer, concluded that Videotron’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that Videotron files or submits under the Exchange Act is accumulated and communicated to management, including the Corporation’s principal executive and principal financial officer, to allow timely decisions regarding disclosure.

Videotron’s management is responsible for establishing and maintaining adequate internal control over financial reporting of the Corporation (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Videotron’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Videotron’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of Videotron are being made only in accordance with authorizations of Videotron’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Videotron’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Videotron’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that Videotron’s internal control over financial reporting was effective as of December 31, 2015.

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

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2015, 2014 and 2013. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2015 are included in this annual report on Form 20-F.

The Audit Committee establishes the independent auditors’ compensation. The Audit Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2015, 2014 and 2013, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditors, Ernst & Young LLP, for the fiscal years ended December 31, 2015, 2014 and 2013.

	2015	2014	2013
Audit Fees(1)	$940,918	$916,811	$1,055,899
Audit related Fees(2)	78,351	62,467	48,837
All Other Fees(3)	15,067	17,347	10,710
Total	$1,034,336	$996,625	$1,115,446

(1)	Audit Fees consist of fees approved for the annual audit of the Corporation’s consolidated financial statements and quarterly reviews of interim financial statements of the Corporation with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues.
(2)	Audit-Related Fees include fees for the review of one subsidiary’s financial statements and various reports to statutory authorities.
(3)	All Other Fees include fees billed for assistance with Canadian, U.S. and international tax compliance.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F – CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G – CORPORATE GOVERNANCE

Not applicable.

ITEM 17 – FINANCIAL STATEMENTS

Not applicable.

ITEM  18 – FINANCIAL STATEMENTS

Our consolidated balance sheets as at December 31, 2015 and 2014 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2015, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

ITEM 19 – EXHIBITS

The following documents are filed as exhibits to this Form 20-F:

1.1	Certificate and Articles of Amalgamation of Videotron Ltd. as of July 1, 2006 (translation) (incorporated by reference to Exhibit 1.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007).

1.2	Certificate and Articles of Amendment of Videotron Ltd. as of June 30, 2008 (incorporated by reference to Exhibit 1.2 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.3	Certificate and Articles of Amendment of Videotron Ltd. as of December 12, 2008 (incorporated by reference to Exhibit 1.3 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.4	By-laws of Videotron Ltd. (translation) (incorporated by reference to Exhibit 1.4 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.5	Certificate and Articles of Amalgamation of Le SuperClub Vidéotron ltée (translation) (incorporated by reference to Exhibit 1.5 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.6	By-laws of Le SuperClub Vidéotron ltée (translation) (incorporated by reference to Exhibit 1.6 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.7	Certificate of Amendment for Le SuperClub Vidéotron Ltée (translation) (incorporated by reference to Exhibit 1.7 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

1.8	Articles of Incorporation of Vidéotron Infrastructures Inc., as amended as of February 17, 2011 (incorporated by reference to Exhibit 1.7 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.9	By-laws of Vidéotron Infrastructures Inc. (translation) (incorporated by reference to Exhibit 1.8 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.10	Certificate of Incorporation of Videotron US Inc. as of September 20, 2007 (incorporated by reference to Exhibit 1.9 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.11	Amended and Restated Certificate of Incorporation of Videotron US Inc. as of October 1, 2008 (incorporated by reference to Exhibit 1.10 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.12	By-laws of Videotron US Inc. (incorporated by reference to Exhibit 1.11 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.13	Declaration of registration of Videotron G.P. (incorporated by reference to Exhibit 1.12 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.14	Declaration of registration of Videotron L.P. (incorporated by reference to Exhibit 1.13 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.15	Certificate and Articles of Constitution of 9230-7677 Québec inc. (translation) (incorporated by reference to Exhibit 1.14 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.16	By-laws of 9230-7677 Québec inc. (translation) (incorporated by reference to Exhibit 1.15 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.17	Certificate and Articles of Incorporation of Jobboom inc. (translation) (incorporated by reference to Exhibit 1.16 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.18	By-laws of Jobboom inc. (translation) (incorporated by reference to Exhibit 1.17 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.19	Certificate and Articles of Amalgamation of Jobboom Inc. as of May 30, 2013 (translation) (incorporated by reference to Exhibit 1.19 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

1.20	Certificate of Amendment of 8487782 Canada Inc. as of May 30, 2013 (translation) (incorporated by reference to Exhibit 1.20 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

1.21	By-laws of 8487782 Canada Inc. (translation) (incorporated by reference to Exhibit 1.21 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

1.22	Certificate and Articles of Constitution of 9227-2590 Québec inc. (translation) (incorporated by reference to Exhibit 1.18 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

1.23	By-laws of 9227-2590 Québec inc. (translation) (incorporated by reference to Exhibit 1.19 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

1.24	Certificate and Articles of Constitution of 4Degrees Colocation Inc. (translation)

1.25	By-laws of 4Degrees Colocation Inc. (translation)

1.26	Certificate and Articles of Incorporation as of 9529454 Canada Inc. as of November 30, 2011 (translation).

1.27	By-laws of 9529454 Canada Inc. (translation).

1.28	Certificate and Articles of Amalgamation of 8480869 Canada Inc. as of January 7, 2016.

1.29	By-laws of 8480869 Canada Inc. (translation).

1.30	Certificate and Articles of Amalgamation of Fibre Noire Internet Inc. as of April 19, 2013, as amended on June 27, 2014, and January 6, 2016.

1.31	By-laws of Fibrenoire Inc. (translation).

1.32	Certificate and Articles of Incorporation of Canadian P2P Fibre Systems Ltd. as of June 15, 2007.

1.33	By-laws of Canadian P2P Fibre Systems Ltd (translation).

2.1	Form of 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.42 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.2	Form of Notation of Guarantee of the subsidiary guarantors of the 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.42 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.3	Indenture, dated as of July 5, 2011, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.42 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.4	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron Ltd., 4Degrees Colocation Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of July 5, 2011.

2.5	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of July 5, 2011.

2.6	Form of 5% Senior Notes due July 15, 2022 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.47 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.7	Form of Notation of Guarantee by the subsidiary guarantors of the 5% Senior Notes due July 15, 2022 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.47 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.8	Indenture, dated as of March 14, 2012, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.47 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.9	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron Ltd., 4Degrees Colocation Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012.

2.10	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012.

2.11	Form of 5 5/8% Senior Notes due June 15, 2025 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.40 to Videotron Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.12	Form of Notation of Guarantee of the subsidiary guarantors of the 5 5/8% Senior Notes due June 15, 2025 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.40 to Videotron Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-5100).

2.13	Indenture, dated as of June 17, 2013, by and among Videotron Ltd., the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.40 to Videotron Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.14	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron Ltd., 4Degrees Colocation Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013.

2.15	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.5 above).

2.16	Form of 5 3/8% Senior Notes due June 15, 2024 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.32 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.17	Form of Notation of Guarantee of the subsidiary guarantors of the 5 3/8% Senior Notes due June 15, 2024 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.32 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.18	Indenture, dated as of April 9, 2014, by and among Videotron Ltd., the subsidiary guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.32 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.19	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron Ltd., 4Degrees Colocation Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014.

2.20	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014.

2.21	Form of 5 3/4% Senior Notes due January 15, 2026 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.23 below).

2.22	Form of Notation of Guarantee by the subsidiary guarantors of the 5 3/4% Senior Notes due January 15, 2026 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.23 below).

2.23	Indenture, dated as of September 15, 2015, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee.

2.24	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.5 above).

4.1	Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, Videotron Infrastructures Inc., Jobboom Inc., Videotron US Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., Videotron G.P., and Videotron L.P., as guarantors (incorporated by reference to Exhibit 4.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.2	First Amending Agreement, dated as of June 14, 2013, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, Videotron Infrastructures Inc., Videotron US Inc., 9227-2590 Québec inc., 9230-7677 Québec inc., Videotron G.P., Videotron L.P. and 8487782 Canada Inc. as guarantors (incorporated by reference to Exhibit 4.2 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file, No. 033-51000).

4.3	Second Amending Agreement, dated as of January 28, 2015, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, as amended, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 8487782 Canada Inc., Videotron G.P., Videotron L.P. and Videotron Infrastructures Inc., as guarantors.

4.4	Third Amending Agreement, dated as of June 16, 2015, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, as amended, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 8487782 Canada Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc. and 4Degrees Colocation Inc., as guarantors.

4.6	Form of Guarantee of the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 4.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.7	Form of Share Pledge of the shares of Videotron Ltd. and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 4.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.8	Management Services Agreement, effective as of January 1, 2002, between Quebecor Media and Videotron Ltd. (incorporated by reference to Exhibit 10.5 to Videotron Ltd.’s Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697).

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Videotron Ltd.

11.1	Code of Ethics. (incorporated by reference to Exhibit 11.1 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

12.1	Certification of Manon Brouillette, President and Chief Executive Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Hugues Simard, Senior Vice President and Chief Financial Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Manon Brouillette, President and Chief Executive Officer of Videotron Ltd., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of Hugues Simard, Senior Vice President and Chief Financial Officer of Videotron Ltd. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIDEOTRON LTD.

By:	/s/ Hugues Simard
Name: Hugues Simard

Title: Senior Vice President and Chief Financial Officer

Dated: March 18, 2016

VIDEOTRON LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and to the shareholder of Videotron Ltd.

We have audited the accompanying consolidated balance sheets of Videotron Ltd. as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Videotron Ltd. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/S/ ERNST & YOUNG LLP1

Montreal, Canada

March 8, 2016

[1]	FCPA auditor, FCA public accountancy permit no. A107913

A member firm of Ernst & Young Global Limited

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2015, 2014 and 2013

(in thousands of Canadian dollars)

	Note	2015	2014	2013

Revenues
Cable television		$1,053,797	$1,074,821	$1,090,261
Internet		920,746	856,051	814,682
Cable telephony		458,028	475,143	473,798
Mobile telephony		403,668	287,665	220,561
Over-the-top video		23,596	12,213	3,718
Business solutions		69,134	65,632	63,525
Equipment sales		57,627	45,627	36,524
Other		11,383	9,613	8,754

		2,997,979	2,826,765	2,711,823
Employee costs	2	356,503	342,399	347,097
Purchase of goods and services	2	1,259,179	1,136,055	1,079,919
Depreciation and amortization		625,366	601,381	561,743
Financial expenses	3	167,429	169,177	174,145
Loss on valuation and translation of financial instruments	4	518	3,430	163,725
Loss on debt refinancing	5	12,153	21,403	18,912
(Gain) loss on litigation, restructuring of operations and other items	6	(129,737)	39,445	684

Income before income taxes		706,568	513,475	365,598

Income taxes
Current	7	54,412	107,839	79,792
Deferred	7	66,253	(14,556)	(50,343)

		120,665	93,283	29,449

Income from continuing operations		585,903	420,192	336,149
Income from discontinued operations	8	—	—	40,706

Net income		$585,903	$420,192	$376,855

Net income from continuing operations attributable to
Shareholder		$585,851	$420,169	$335,842
Non-controlling interests		52	23	307

Net income attributable to
Shareholder		$585,851	$420,169	$376,548
Non-controlling interests		52	23	307

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2015, 2014 and 2013

(in thousands of Canadian dollars)

	Note	2015	2014	2013
Net income		$585,903	$420,192	$376,855

Other comprehensive (loss) income:
Items that may be reclassified to income:
Cash flows hedges:
Gain (loss) on valuation of derivative financial instruments		2,054	7,193	(24,975)
Deferred income taxes		(22,096)	(10,006)	(349)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement (loss) gain	27	(9,614)	(47,918)	56,755
Deferred income taxes		2,590	12,890	(15,197)
Reclassification to income:
(Gain) loss related to cash flows hedges	5	(3,914)	1,640	(6,516)
Deferred income taxes		1,125	(1,679)	199

		(29,855)	(37,880)	9,917

Comprehensive income		$556,048	$382,312	$386,772

Comprehensive income attributable to
Shareholder		$555,996	$382,289	$386,465
Non-controlling interests		52	23	307

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2015, 2014 and 2013

(in thousands of Canadian dollars)

	Equity attributable to shareholder
	Capital stock (note 20)	Retained earnings	Accumulated other comprehensive loss (note 22)	Equity attributable to non-controlling interests	Total equity

Balance as of December 31, 2012	3,401	788,894	(19,026)	1,037	774,306

Net income	—	376,548	—	307	376,855

Other comprehensive income	—	—	9,917	—	9,917

Related party transaction	—	22,953	—	—	22,953

Dividends	—	(361,880)	—	(401)	(362,281)

Balance as of December 31, 2013	3,401	826,515	(9,109)	943	821,750

Net income	—	420,169	—	23	420,192

Other comprehensive loss	—	—	(37,880)	—	(37,880)

Dividends	—	(410,000)	—	(155)	(410,155)

Balance as of December 31, 2014	3,401	836,684	(46,989)	811	793,907

Net income	—	585,851	—	52	585,903

Other comprehensive loss (note 22)	—	—	(29,855)	—	(29,855)

Issuance of capital stock (note 20)	170,000	—	—	—	170,000

Reduction in paid-up capital (note 20)	(41,000)	—	—	—	(41,000)

Dividends	—	(665,000)	—	(155)	(665,155)

Balance as of December 31, 2015	$132,401	$757,535	$(76,844)	$708	$813,800

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2015, 2014 and 2013

(in thousands of Canadian dollars)

	Note	2015	2014	2013

Cash flows related to operating activities
Income from continuing operations		$585,903	$420,192	$336,149
Adjustments for:
Depreciation of fixed assets	12	545,612	490,501	455,189
Amortization of intangible assets	13	79,754	110,880	106,554
Loss on valuation and translation of financial instruments	4	518	3,430	163,725
Amortization of financing costs and long-term debt discount	3	4,008	4,650	5,263
Deferred income taxes	7	66,253	(14,556)	(50,343)
Loss on debt refinancing	5	12,153	21,403	18,912
Other		6,262	4,262	2,882

		1,300,463	1,040,762	1,038,331
Net change in non-cash balances related to operating activities		(92,499)	65,690	20,009

Cash flows provided by continuing operating activities		1,207,964	1,106,452	1,058,340

Cash flows related to investing activities
Additions to fixed assets	12	(630,076)	(606,040)	(530,878)
Additions to intangible assets	13	(312,062)	(304,548)	(67,616)
Net proceeds from business disposal	8	7,848	—	50,318
Business acquisition (net of cash acquired)	9	(35,167)	—	—
Dividends from an affiliated corporation		—	—	10,500
(Acquisition) redemption of preferred shares of an affiliated corporation	11	(1,010,000)	1,200,000	(650,000)
Proceeds from disposal of assets		4,375	5,493	12,801

Cash flows (used in) provided by continuing investing activities		(1,975,082)	294,905	(1,174,875)

Cash flows related to financing activities
Net change in bank indebtedness		11,698	—	—
Net change under revolving credit facility, net of financing fees		244,631	—	—
Issuance of long-term debt, net of financing fees	18	370,130	654,475	394,820
Repayment of long-term debt	5, 18	(637,083)	(306,160)	(428,547)
Settlement of hedging contracts	5	(37,131)	(119,157)	19,431
Issuance of capital stock	20	170,000	—	—
Reduction in paid-up capital	20	(41,000)	—	—
Dividends		(665,000)	(410,000)	(361,880)
Issuance (repayment) of a loan from the parent corporation	11	1,010,000	(1,200,000)	650,000
Other		(155)	(182)	(1,223)

Cash flows provided by (used in) continuing financing activities		426,090	(1,381,024)	272,601

Net change in cash and cash equivalents from continuing operations		(341,028)	20,333	156,066

Cash flows provided by discontinued operations	8	—	—	3,172

Cash and cash equivalents at the beginning of the year		342,802	322,469	163,231

Cash and cash equivalents at the end of the year		$1,774	$342,802	$322,469

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2015, 2014 and 2013

(in thousands of Canadian dollars)

	2015	2014	2013

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash	$175	$103,369	$93,156
Cash equivalents	1,599	239,433	229,313

	$1,774	$342,802	$322,469

Changes in non-cash balances related to operating activities
Accounts receivable	$(13,515)	$(8,860)	$4,444
Amounts receivable from and payable to affiliated corporations	12,017	18,836	11,341
Inventories	(35,139)	15,194	1,147
Prepaid expenses	(7,709)	1,938	(9,344)
Accounts payable, accrued charges and provisions	31,751	39,582	(43,944)
Income taxes	(85,072)	(10,672)	59,320
Stock-based compensation	57	798	(3,477)
Deferred revenues	(1,505)	8,159	(1,249)
Defined benefit plans	571	(6,765)	(6,068)
Other	6,045	7,480	7,839

	$(92,499)	$65,690	$20,009

Non-cash investing activities
Net change in additions to fixed assets and intangible assets financed with accounts payable	$(11,751)	$1,387	$(1,243)

Interest and taxes reflected as operating activities
Cash interest payments	$150,094	$168,164	$168,436
Cash income tax payments (net of refunds)	139,502	120,277	21,789

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2015 and 2014

(in thousands of Canadian dollars)

	Note	2015	2014

Assets
Current assets
Cash and cash equivalents		$1,774	$342,802
Accounts receivable		272,593	259,030
Income taxes		17,896	—
Amounts receivable from affiliated corporations	26	12,330	18,324
Inventories	10	114,206	79,066
Prepaid expenses		31,158	23,735

Total current assets		449,957	722,957

Non-current assets
Investments	11	2,090,000	1,080,000
Fixed assets	12	3,080,687	3,000,816
Intangible assets	13	1,071,398	830,585
Goodwill	14	448,864	429,252
Derivative financial instruments	25	494,197	164,859
Other assets	15	21,456	27,127

Total non-current assets		7,206,602	5,532,639

Total assets		$7,656,559	$6,255,596

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2015 and 2014

(in thousands of Canadian dollars)

	Note	2015	2014

Liabilities and equity

Current liabilities
Bank indebtedness		$11,698	$—
Accounts payable and accrued charges	16	422,769	412,917
Amounts payable to affiliated corporations	26	62,913	49,384
Provisions	17	55,564	45,744
Deferred revenue		267,283	262,496
Income taxes		—	69,819
Derivative financial instruments	25	—	902
Current portion of long-term debt	18	10,714	213,688

Total current liabilities		830,941	1,054,950

Non-current liabilities
Long-term debt	18	3,255,928	2,710,852
Subordinated loan from parent corporation	11	2,090,000	1,080,000
Derivative financial instruments	25	—	52,718
Deferred income taxes	7	561,318	476,317
Other liabilities	19	104,572	86,852

Total non-current liabilities		6,011,818	4,406,739

Total liabilities		6,842,759	5,461,689

Equity
Capital stock	20	132,401	3,401
Retained earnings		757,535	836,684
Accumulated other comprehensive loss	22	(76,844)	(46,989)

Equity attributable to shareholder		813,092	793,096
Non-controlling interests		708	811

Total equity		813,800	793,907

Commitments and contingencies	17, 23
Guarantees	24
Subsequent event	28

Total liabilities and equity		$7,656,559	$6,255,596

See accompanying notes to consolidated financial statements.

On March 8, 2016, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2015, 2014 and 2013.

On behalf of the Board of Directors,

/s/ Jean La Couture	/s/ A. Michel Lavigne
Jean La Couture, Director	A. Michel Lavigne, Director

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montréal (Québec), Canada. The percentages of voting rights and equity in its major subsidiaries are as follows:

% equity and voting
Videotron G.P.	100.0%
Videotron Infrastructures Inc.	100.0%
Videotron US Inc.	100.0%
4 Degrees Colocation Inc.	100.0%
SETTE Inc.	84.53%

The Corporation offers television distribution, Internet access, business solutions, cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand services.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(j)), the liability related to stock-based compensation (note 1(s)), and the net defined benefit liability (note 1(t)), and they are presented in Canadian dollars (“CAN dollars”), which is the currency of the primary economic environment in which the Corporation and its subsidiaries operate (“functional currency”).

Comparative figures for the years ended December 31, 2014 and 2013 have been restated to conform to the presentation adopted for the year ended December 31, 2015.

(b)	Change in accounting estimates

In the second quarter of 2015, the Corporation changed its assessment of the useful life of its spectrum licences used in its operations. In light of recent spectrum auctions and developments in the telecommunication industry, the Corporation is now of the view that these spectrum licences have an indefinite useful life based on the following facts:

•	The Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Innovation, Science and Economic Development Canada;

•	The Corporation has the financial and operational ability to renew these spectrum licences;

•	Currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences; and

•	The Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

Accordingly, the Corporation ceased to amortize spectrum licences used in its operations as of April 1, 2015 and no amortization expense has been recorded after this date. The straight-line amortization expense recorded relating to these licences was $13.9 million in 2015 ($55.4 million in 2014 and 2013).

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

Non-controlling interests in the net assets and results of consolidated subsidiaries are identified separately from the parent corporation’s ownership interest in them. Non-controlling interests in the equity of a subsidiary consist of the amount of non-controlling interests calculated at the date of the original business combination and their share of changes in equity since that date. Changes in non-controlling interests in a subsidiary that do not result in a loss of control by the Corporation are accounted for as equity transactions.

(d)	Business combinations

A business combination is accounted for by the acquisition method. The cost of an acquisition is measured at the fair value of the consideration given in exchange for control of the business acquired at the acquisition date. This consideration can be comprised of cash, assets transferred, financial instruments issued, or future contingent payments. The identifiable assets and liabilities of the business acquired are recognized at their fair value at the acquisition date. Results of operations of a business acquired are included in the Corporation’s consolidated financial statements from the date of the business acquisition. Business acquisition and integration costs are expensed as incurred and included as other items in the consolidated statements of income.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Business combinations (continued)

Non-controlling interests in an entity acquired are presented in the consolidated balance sheets within equity, separately from the equity attributable to the shareholder and are initially measured at fair value.

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

The Corporation provides services under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet access, cable or mobile telephony and over-the-top video, including connection costs and rental of equipment); the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. Arrangement consideration is allocated among the separate accounting units based on their relative fair values, limited to the non-contingent amount.

The Corporation recognizes revenues for each of its main activities as follows:

•

Operating revenues from subscriber services such as cable television, Internet access, cable and mobile telephony and over-the-top video are recognized when services are provided. Promotional offers and rebates are accounted for as a reduction in the service revenue to which they relate;

•

Revenues from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered. Promotional offers related to equipment, with the exclusion of mobile devices, are accounted for as a reduction in related equipment sales on delivery, while promotional offers related to the sale of mobile devices are accounted for as a reduction in related equipment sales on activation;

•	Operating revenues related to service contracts are recognized in income over the life of the specific contracts on a straight-line basis over the period in which the services are provided; and

•

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

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generating units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and the value in use of the asset or the CGU. Fair value less costs of disposal represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

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

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the consolidated statement of income to the extent that the resulting carrying value does not exceed the carrying value that would have been the result if no impairment loss had previously been recognized.

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

Years ended December 31, 2015, 2014 and 2013

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

(j)	Financial instruments

Classification, recognition and measurement

Financial instruments are classified as held-for-trading, available-for-sale, loans and receivables, or as other financial liabilities, and measurement in subsequent periods depends on their classification. The Corporation has classified its financial instruments (except derivative financial instruments) as follows:

Held-for-trading	Loans and receivables	Available-for-sale	Other liabilities

• Cash and cash equivalents • Bank indebtedness	• Accounts receivable • Amounts receivable from affiliated corporations • Investments	• Other portfolio investments included in “Other assets”

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

Years ended December 31, 2015, 2014 and 2013

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

Any change in the fair value of derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

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

Years ended December 31, 2015, 2014 and 2013

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

(m)	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value.

(n)	Trade receivables

Trade receivables are stated at their nominal value, less an allowance for doubtful accounts. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. Individual accounts receivables are written off when management deems them not collectible.

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

Borrowing costs are also included in the cost of fixed assets during the development phase. Expenditures such as maintenance and repairs are expensed as incurred.

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful life
Buildings and their components	25 to 40 years
Furniture and equipment	3 to 7 years
Receiving, distribution and telecommunication networks	3 to 20 years
Customer equipment	3 to 5 years

Depreciation methods, residual values, and the useful lives of significant fixed assets are reviewed at least once a year. Any change is accounted for prospectively as a change in accounting estimate.

Leasehold improvements are depreciated over the shorter of the term of the lease and their estimated useful life.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Fixed assets (continued)

The Corporation does not record any decommissioning obligations in connection with its cable distribution networks. The Corporation expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date so far into the future that the present value of the restoration costs is insignificant for those assets. A decommissioning obligation is however recorded for the rental of sites related to the mobile network.

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

Intangible assets

Spectrum licences are recorded at cost. Spectrum licences have an indefinite useful life and are not amortized based on the following facts: (i) the Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Innovation, Science and Economic Development Canada, (ii) the Corporation has the financial and operational ability to renew these spectrum licences, (iii) currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences, and (iv) the Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future (note 1 (b)).

Software is recorded at cost. In particular, internally generated intangible assets are mainly comprised of internal costs in connection with the development of software to be used internally or to provide services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to that stage are recognized as expenses.

Customer relationships acquired through a business acquisition are recorded at fair value at the date of acquisition.

Borrowing costs directly attributable to the acquisition, development or production of an intangible asset are also included as part of the cost of that asset during the development phase.

Intangible assets with finite useful lives are amortized over their useful lives using the straight-line method over the following periods:

Assets	Estimated useful life
Software, licences and other intangible assets	3 to 7 years
Customer relationships	5 years

Amortization methods, residual values, and the useful lives of significant intangible assets are reviewed at least once a year. Any change is accounted for prospectively as a change in accounting estimate.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Provisions

Provisions are recognized when (i) the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and when (ii) the amount of the obligation can be reliably estimated. Restructuring costs, comprised primarily of termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised in those affected, that the plan will be carried out.

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

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)	Pension plans and postretirement benefits (continued)

(ii)	Defined benefit pension plans and postretirement plans (continued)

Re-measurements of the net defined benefit liability or asset are recognized immediately in other comprehensive loss and in accumulated other comprehensive loss. Re-measurements are comprised of the following:

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

Recognition of a net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the present value of future contributions to the plan, to the extent that the Corporation can unilaterally reduce those future contributions. In addition, an adjustment to the net benefit asset or the net benefit liability can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans.

The Corporation also offers discounts on telecommunication services and health and life insurance plans to some of its retired employees. The cost of postretirement benefits is determined using an accounting methodology similar to that for defined benefit pension plans. The benefits related to these plans are funded by the Corporation as they become due.

(u)	Use of estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Although these estimates are based on management’s best judgment and information available at the time of the assessment date, actual results could differ from those estimates.

The following significant areas represent management’s most difficult, subjective or complex estimates:

(i)	Recoverable amount of an asset or a CGU

When an impairment test is performed on an asset or a CGU, management estimates the recoverable amount of the asset or CGU based on its fair value less costs of disposal or its value in use. These estimates are based on valuation models requiring the use of a number of assumptions such as forecasts of future cash flows, pre-tax discount rate (WACC) and perpetual growth rate. These assumptions have a significant impact on the results of impairment tests and on the impairment charge, as the case may be, recorded in the consolidated statements of income. A description of key assumptions used in the goodwill impairment tests and a sensitivity analysis of recoverable amounts are presented in note 14.

(ii)	Fair value of derivative financial instruments, including embedded derivatives

Derivative financial instruments must be accounted for at their fair value, which is estimated using valuation models based on a number of assumptions such as future cash flows, period-end swap rates, foreign exchange rates, and credit default premium. Also, the fair value of embedded derivatives related to early settlement options on debt is determined with option pricing models using market inputs, including volatility, discount factors and the underlying instrument’s adjusted implicit interest rate and credit premium. The assumptions used in the valuation models have a significant impact on the gain or loss on valuation and translation of financial instruments recorded in the consolidated statements of income, the gain or loss on valuation of financial instruments recorded in the consolidated statements of comprehensive income, and the carrying value of derivative financial instruments in the consolidated balance sheets. A description of valuation models used and sensitivity analysis on key assumptions are presented in note 25.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	Use of estimates and judgments (continued)

(iii)	Costs and obligations related to pension and postretirement benefit plans

Estimates of costs and obligations related to pension and postretirement benefit obligations are based on a number of assumptions, such as the discount rate, the rate of increase in compensation, the retirement age of employees, health care costs, and other actuarial factors. Certain of these assumptions may have a significant impact on employee costs and financial expenses recorded in the consolidated statements of income, the re-measurement gain or loss on defined benefit plans recorded in the consolidated statements of comprehensive income, and on the carrying value of other assets or other liabilities in the consolidated balance sheets. Key assumptions and a sensitivity analysis on the discount rate are presented in note 27.

(iv)	Provisions

The recognition of provisions requires management to estimate expenditures required to settle a present obligation or to transfer it to a third party at the date of assessment. More specifically, an assessment of the probable outcomes of legal proceedings or other contingencies is also required. A description of the main provisions, including management expectations on the potential effect on the consolidated financial statements of the possible outcomes of legal disputes, is presented in note 17.

The following areas represent management’s most significant judgments, apart from those involving estimates:

(i)	Useful life periods for the depreciation and amortization of assets with finite useful lives

For each class of assets with finite useful lives, management has to determine over which period the Corporation will consume the assets’ future economic benefits. The determination of a useful life period involves judgment and has an impact on the depreciation and amortization charge recorded in the consolidated statements of income.

(ii)	Indefinite useful life of spectrum licences

Management has concluded that spectrum licences have an indefinite useful life. This conclusion was based on an analysis of factors, such as the Corporation’s financial ability to renew the spectrum licences, the competitive, legal and regulatory landscape, and the future expectation regarding the use of the spectrum licences. Therefore, the determination that spectrum licences have an indefinite useful life involves judgment, which could have an impact on the amortization charge recorded in the consolidated statements of income if management changed its conclusion in the future as it did in 2015 (note 1 (b)).

(iii)	CGU’s determination for the purpose of impairment tests

The determination of CGUs requires judgment when determining the lowest level for which there are separately identifiable cash inflows generated by the group of assets. In identifying assets to group in CGUs, the Corporation considers, among other factors, offering bundled services, sharing telecommunication network infrastructure, similarity on exposure to market risk, and materiality. The determination of CGUs could affect the results of impairment tests and, as the case may be, the impairment charge recorded in the consolidated statements of income.

(iv)	Determination if early settlement options are not closely related to their debt contract

Early settlement options are not considered closely related to their debt contract when the corresponding option exercise price is not approximately equal to the amortized cost of the debt. Judgment is therefore required to determine if an option exercise price is not approximately equal to the amortized cost of the debt. This determination may have a significant impact on the amount of gains or losses on valuation and translation of financial instruments recorded in the consolidated statements of income.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	Use of estimates and judgments (continued)

(v)	Interpretation of laws and regulations

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

IFRS 9 simplifies the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk-management activities undertaken by entities.

(ii)	IFRS 15 – Revenue from Contracts with Customers is required to be applied retrospectively for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 15 specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model to be applied to all contracts with customers.

(iii)	IFRS 16 – Leases is required to be applied retrospectively for annual periods beginning on or after January 1, 2019, with early adoption permitted provided that IFRS 15 has been applied or is applied at the same time as IFRS 16.

IFRS 16 sets out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees will be required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2015	2014	2013

Employee costs	$527,549	$495,906	$488,901
Less: employee costs capitalized to fixed assets and to intangible assets	(171,046)	(153,507)	(141,804)

	356,503	342,399	347,097

Purchase of goods and services
Royalties and rights	435,740	413,922	426,455
Cost of retail products	243,224	193,421	144,891
Subcontracting costs	117,973	115,778	126,774
Marketing and distribution expenses	63,062	61,097	57,101
Other	399,180	351,837	324,698

	1,259,179	1,136,055	1,079,919

	$1,615,682	$1,478,454	$1,427,016

3.	FINANCIAL EXPENSES

	2015	2014	2013

Third parties :
Interest on long-term debt	$155,036	$169,274	$171,803
Amortization of financing costs and long-term debt discount	4,008	4,650	5,263
Loss on foreign currency translation on short-term monetary items	6,593	3,568	2,333
Other	1,948	(3,751)	(2,755)

	167,585	173,741	176,644

Affiliated corporations and parent corporation :
Interest expense (net of interest income)	213,189	218,587	254,580
Dividend income (net of dividend expense)	(216,257)	(224,194)	(260,909)

	(3,068)	(5,607)	(6,329)
Interest on net defined benefit liability	2,912	1,043	3,830

	$167,429	$169,177	$174,145

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

4.	LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	2015	2014	2013

Loss on embedded derivatives related to long-term debt	$3,583	$4,913	$97,423
(Gain) loss on reversal of embedded derivatives on debt redemption	(336)	(611)	67,002
Loss on derivative financial instruments for which hedge accounting is not used	—	3,078	448
Loss (gain) on the ineffective portion of cash flow hedges	737	(737)	(1,148)
Gain on the ineffective portion of fair value hedges	(3,466)	(3,213)	—

	$518	$3,430	$163,725

5.	LOSS ON DEBT REFINANCING

2015

•

On April 10, 2015, the Corporation redeemed all of its issued and outstanding 6.375% Senior Notes due December 15, 2015, in aggregate principal amount of US$175.0 million and the related hedging contracts were unwound for a total cash consideration of $204.5 million.

•

On July 16, 2015, the Corporation redeemed all of its issued and outstanding 9.125% Senior Notes due April 15, 2018, in aggregate principal amount of US$75.0 million and the related hedging contracts were unwound for a total cash consideration of $75.9 million.

•

On July 16, 2015, the Corporation redeemed all of its issued and outstanding 7.125% Senior Notes due January 15, 2020, in aggregate principal amount of $300.0 million for a total cash consideration of $310.7 million.

These transactions resulted in a total loss of $12.2 million in 2015, net of a gain of $3.9 million previously reported in other comprehensive income.

2014

In April 2014, the Corporation redeemed US$260.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due April 2018 for a total cash consideration of $295.4 million. This transaction resulted in a total loss of $21.4 million (before income taxes), net of a loss of $1.6 million previously reported in other comprehensive income.

2013

In July 2013, the Corporation redeemed US$380.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due April 2018 and settled its related hedging contracts for a total cash consideration of $399.6 million. This transaction resulted in a total loss of $18.9 million (before income taxes), net of a gain of $6.5 million previously reported in other comprehensive income.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

6.	(GAIN) LOSS ON LITIGATION, RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

	2015	2014	2013

(Gain) loss on litigation	$(137,396)	$34,323	$—
Restructuring of operations	6,181	1,725	1,917
Other	1,478	3,397	(1,233)

	$(129,737)	$39,445	$684

(Gain) loss on litigation

On March 6, 2015, the Québec Court of Appeal ruled in favour of the Corporation and TVA Group Inc., an affiliated corporation, and ordered Bell ExpressVu Limited Partnership (“Bell ExpressVu”), a subsidiary of Bell Canada, to pay to the Corporation $135.3 million, including interest, for negligence in failing to implement an appropriate security system to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. On October 15, 2015, the Supreme Court of Canada rejected Bell ExpressVu’s application for leave to appeal the judgment. The related gain of $138.4 million was recorded in 2015.

Also, in 2014, a charge of $34.3 million, including interest, was accounted for as a result of an unfavorable judgment against the Corporation in a legal action. The Corporation is currently appealing this judgment. $1.0 million in interest relating to this litigation was recorded in 2015.

Restructuring of operations

In 2015, the Corporation recorded a charge for restructuring costs of $6.2 million ($1.7 million in 2014 and $1.9 million in 2013), mainly related to the migration of its subscribers from analog to digital television services.

7.	INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.9% in 2015, 2014 and 2013, and income taxes in the consolidated statements of income:

	2015	2014	2013

Income taxes at domestic statutory tax rate	$190,067	$138,125	$98,346
(Reduction) increase resulting from:
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	3,060	9,932	(1,856)
Change in benefit arising from the recognition of current and prior year tax losses	2,179	1,661	—
Effect of tax consolidation transactions with the parent corporation and affiliated corporations	(58,173)	(60,308)	(70,185)
Other[1]	(16,468)	3,873	3,144

Income taxes	$120,665	$93,283	$29,449

[1]	In 2015, includes a decrease of $16.1 million in deferred income tax liability resulting from recent developments in tax audit matters, jurisprudence and tax legislation.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

7.	INCOME TAXES (continued)

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated balance sheets		Consolidated income statements
	2015	2014	2015	2014	2013

Accounts payable, accrued charges and provisions	$10,290	$4,948	$5,342	$1,132	$(102)
Defined benefit plans	17,182	13,507	1,085	(1,468)	(544)
Fixed assets	(385,191)	(382,433)	(2,758)	(13,085)	(20,133)
Goodwill and intangible assets	(99,746)	(50,891)	(47,477)	4,675	5,936
Benefits from a general partnership	(67,618)	(56,510)	(11,108)	30,860	14,461
Long-term debt and derivative financial instruments	(32,610)	2,269	(13,908)	(9,034)	48,674
Other	(3,625)	(7,207)	2,571	1,476	2,051

	$(561,318)	$(476,317)	$(66,253)	$14,556	$50,343

Changes in the net deferred income tax liability are as follows:

	2015	2014

Balance as of beginning of the year	$(476,317)	$(492,078)
Recognized in income	(66,253)	14,556
Recognized in other comprehensive income	(18,381)	1,205
Business acquisition (note 9)	(367)	—

Balance as of the end of the year	$(561,318)	$(476,317)

The Corporation has not recognized a deferred income tax liability for the undistributed earnings of its foreign subsidiary in the current or prior years since the Corporation does not expect to sell or repatriate funds from those investments, in which case the undistributed earnings might become taxable.

There are no income tax consequences attached to the payment of dividends or distributions in 2015, 2014 or 2013 by the Corporation to its shareholder.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

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

In 2015, the Corporation received an amount of $7.8 million from its parent corporation in connection with this transaction.

9.	BUSINESS ACQUISITION

On March 11, 2015, the Corporation acquired 4Degrees Colocation Inc. (“4Degrees Colocation”) and its data centre, the largest in Québec City, for a purchase price of $35.5 million in cash. An amount of $0.2 million was received in June 2015 as an adjustment related to working capital items. The acquisition will enable the Corporation to continue to meet its business customers’ growing technological and hosting needs. The assets acquired are mainly comprised of tangible assets of $11.2 million, intangible assets of $5.1 million and goodwill of $19.6 million, which mainly reflects 4 Degrees Colocation’s expertise and expected future growth potential.

The pro forma revenues and net income in 2015 would not have been significantly different than the actual figures if this business acquisition had occurred at the beginning of the year.

The goodwill that was recorded is not deductible for tax purposes.

10.	INVENTORIES

	2015	2014

Customer equipment	$95,563	$62,709
Network materials	18,643	16,357

	$114,206	$79,066

Cost of inventories included in purchase of goods and services amounted to $205.7 million in 2015 ($165.6 million in 2014 and $120.7 million in 2013). Write-downs of inventories totalling $1.5 million were recognized in purchase of goods and services in 2015 ($1.4 million in 2014 and $0.5 million in 2013).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

11.	INVESTMENTS AND SUBORDINATED LOAN FROM PARENT CORPORATION

	2015	2014
Subordinated loan – Quebecor Media Inc.	$2,090,000	$1,080,000

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

On December 27, 2013, 9101-0835 Québec Inc. redeemed 2,600,000 preferred shares, Series B, for a total cash consideration of $2.6 billion, and settled cumulative unpaid dividends of $5.4 million. On the same day, the Corporation used the total proceeds of $2.6 billion to repay part of its subordinated loan contracted from Quebecor Media Inc.

On October 28, 2014, 9101-0835 Québec Inc. redeemed 1,200,000 preferred shares, Series B, for a total cash consideration of $1.2 billion, and settled cumulative unpaid dividends of $46.4 million. On the same day, the Corporation used the total proceeds of $1.2 billion to repay part of its subordinated loan contracted from Quebecor Media Inc.

On February 5, 2015, the Corporation contracted a subordinated loan of $1.01 billion from Quebecor Media Inc., bearing interest at a rate of 10.75%, payable every six months on June 20 and December 20, and maturing on February 5, 2045. On the same day, the Corporation invested the total proceeds of $1.01 billion into 1,010,000 preferred shares, Series B, of 9101-0835 Québec Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

12.	FIXED ASSETS

For the years ended December 31, 2015 and 2014, changes in the net carrying amount of fixed assets are as follows:

	Land and buildings	Furniture and equipment	Receiving and distribution networks	Customer equipment	Projects under development	Total
Cost:
Balance as of December 31, 2013	$168,225	$492,478	$4,776,058	$495,031	$34,984	$5,966,776
Additions	16,609	47,190	289,055	111,622	141,564	606,040
Net change in additions financed with accounts payable	—	(24)	(1,226)	1,906	1,004	1,660
Retirement, disposals and other	(149)	(45,178)	(80,784)	(15,572)	(3,397)	(145,080)
Reclassification	—	28,487	119,131	—	(147,618)	—

Balance as of December 31, 2014	184,685	522,953	5,102,234	592,987	26,537	6,429,396
Additions	20,226	45,650	295,014	124,607	144,579	630,076
Business acquisition (note 9)	9,617	1,564	—	—	—	11,181
Net change in additions financed with accounts payable	—	3	(404)	2,878	(22,838)	(20,361)
Retirement, disposals and other	(280)	(5,009)	(79,917)	(26,112)	(785)	(112,103)
Reclassification	—	5,105	97,974	—	(103,079)	—

Balance as of December 31, 2015	$214,248	$570,266	$5,414,901	$694,360	$44,414	$6,938,189

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

12.	FIXED ASSETS (continued)

	Land and buildings	Furniture and equipment	Receiving and distribution networks	Customer equipment	Projects under development	Total

Accumulated depreciation:
Balance as of December 31, 2013	$(50,642)	$(259,968)	$(2,518,579)	$(245,469)	$—	$(3,074,658)
Depreciation	(5,718)	(59,298)	(319,970)	(105,515)	—	(490,501)
Retirement and disposals	149	44,635	79,911	11,884	—	136,579

Balance as of December 31, 2014	(56,211)	(274,631)	(2,758,638)	(339,100)	—	(3,428,580)
Depreciation	(4,141)	(65,519)	(347,300)	(128,652)	—	(545,612)
Retirement and disposals	260	3,827	90,025	22,578	—	116,690

Balance as of December 31, 2015	$(60,092)	$(336,323)	$(3,015,913)	$(445,174)	$—	$(3,857,502)

Net carrying amount:
As of December 31, 2014	128,474	248,322	2,343,596	253,887	26,537	3,000,816
As of December 31, 2015	$154,156	$233,943	$2,398,988	$249,186	$44,414	$3,080,687

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

13.	INTANGIBLE ASSETS

For the years ended December 31, 2015 and 2014, changes in the net carrying amount of intangible assets are as follows:

	Spectrum licences[1,2,3]	Software, licences and other intangible assets	Projects under development	Total

Cost:
Balance as of December 31, 2013	$570,513	$468,756	$9,872	$1,049,141
Additions	217,364	64,439	22,745	304,548
Net change in additions financed with accounts payable	—	1,065	(1,338)	(273)
Retirements and other	—	(12,936)	—	(12,936)
Reclassification	—	28,284	(28,284)	—

Balance as of December 31, 2014	787,877	549,608	2,995	1,340,480
Additions	219,033	60,005	33,024	312,062
Business acquisitions (note 9)	—	5,074	—	5,074
Net change in additions financed with accounts payable	—	16,339	(7,729)	8,610
Retirements and other	—	(6,908)	—	(6,908)
Reclassification and other items	—	7,389	(7,389)	—

Balance as of December 31, 2015	$1,006,910	$631,507	$20,901	$1,659,318

[1]

The Corporation holds an option to sell its unused AWS spectrum licence in the Toronto area to Rogers Communications Partnership for a price of $180.0 million. The spectrum licence was purchased at a cost of $96.4 million in 2008.

[2]

In 2014, the Corporation acquired seven 700 MHz spectrum licences, covering the entirety of the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia, for a total price of $233.3 million, for which Videotron made a cash deposit of $15.9 million in 2013 and paid the balance in 2014.

[3]

In 2015, the Corporation acquired four AWS-3 spectrum licences, covering the Province of Québec and the Ottawa region, and eighteen 2500 MHz spectrum licences, covering the Province of Québec, the Ottawa region and the cities of Toronto, Vancouver, Calgary and Edmonton, for a total price of $219.0 million.

The cost of internally generated intangible assets, mainly composed of software, was $396.8 million as of December 31, 2015 ($373.3 million as of December 31, 2014). For the year ended December 31, 2015, the Corporation recorded additions of internally generated intangible assets of $25.7 million ($54.8 million in 2014 and $37.2 million in 2013).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

13.	INTANGIBLE ASSETS (continued)

	Spectrum licences	Software, licences and other intangible assets	Projects under development	Total
Accumulated amortization:
Balance as of December 31, 2013	$(178,128)	$(230,983)	$—	$(409,111)
Amortization	(55,630)	(55,250)	—	(110,880)
Retirements	—	10,096	—	10,096

Balance as of December 31, 2014	(233,758)	(276,137)	—	(509,895)
Amortization	(13,906)	(65,848)	—	(79,754)
Retirements	—	1,729	—	1,729

Balance as of December 31, 2015	$(247,664)	$(340,256)	$—	$(587,920)

Net carrying amount:
As of December 31, 2014	554,119	273,471	2,995	830,585
As of December 31, 2015	$759,246	$291,251	$20,901	$1,071,398

The accumulated amortization of internally generated intangible assets, mainly composed of software, was $214.4 million as of December 31, 2015 ($181.0 million as of December 31, 2014). For the year ended December 31, 2015, the Corporation recorded $33.6 million of amortization ($38.8 million in 2014 and $33.6 million in 2013) for its internally generated intangible assets.

The net carrying value of internally generated intangible assets was $182.4 million as of December 31, 2015 ($192.3 million as of December 31, 2014).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

14.	GOODWILL

For the years ended December 31, 2015 and 2014, changes in the net carrying amount of goodwill are as follows:

Cost:
Balance as of December 31, 2014 and 2013	$462,563
Business acquisition (note 9)	19,612

Balance as of December 31, 2015	482,175

Accumulated amortization:
Balance as of December 31, 2015 and 2014	$(33,311)

Net carrying amount:
As of December 31, 2014	429,252
As of December 31, 2015	$448,864

The net carrying amount of goodwill as of December 31, 2015 and 2014 is allocated to the Telecommunications CGU.

Recoverable amounts

The recoverable amount of the Telecommunications CGU was determined based on the higher of value in use or fair value less costs of disposal with respect to the impairment tests performed. The Corporation uses the discounted cash flow method to estimate the recoverable amount, consisting of future cash flows derived primarily from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts considered the CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. In particular, specific assumptions are used for each type of revenue generated by the CGU or for each nature of expenses as well as for future capital expenditures. Such assumptions will consider, among many other factors, subscribers, competitive landscape, evolution of products and services offerings, wireless penetration growth, technology evolution, bargaining agreements, Canadian GDP rates and operating cost structures.

A perpetual growth rate is used for cash flows beyond the three-year strategic plan period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to the CGU, which reflects the current market assessment of (i) the time value of money, and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate was determined with regard to the specific markets in which the CGU participates.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

14.	GOODWILL (continued)

The following key assumptions were used to determine recoverable amounts in the most recent impairment tests performed:

	2015		2014
CGU groups	Pre-tax discount rate (WACC)	Perpetual growth rate	Pre-tax discount rate (WACC)	Perpetual growth rate
Telecommunications[1]	9.0%	2.5%	9.0%	2.5%

[1]

As allowed by IAS 36, Impairment of assets, the recoverable amount calculated in the 2014 annual impairment test was used in the test performed in 2015 for this CGU. Accordingly, pre-tax discount rates and perpetual growth rates are the same in 2015 and 2014. The recoverable amount of this CGU was based on value in use, using the discounted cash flow method.

Sensitivity of recoverable amounts

An incremental increase in the pre-tax discount rate of 11.2% and an incremental decrease in the perpetual growth rate of 12.8% would have been required in the most recently performed test for the recoverable amount to equal the carrying value of the Telecommunications CGU in 2015.

Since the recoverable amount calculated in the 2014 annual impairment test was used in the test performed in 2015, sensitivity tests are the same as those disclosed in 2014.

15.	OTHER ASSETS

	2015	2014
Deferred connection costs	$18,189	$24,340
Other	3,267	2,787

	$21,456	$27,127

16.	ACCOUNTS PAYABLE AND ACCRUED CHARGES

	2015	2014
Trade and accruals	$304,702	$305,026
Salaries and employee benefits	79,874	74,968
Interest payable	36,561	31,481
Stock-based compensation	1,632	1,442

	$422,769	$412,917

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

17.	PROVISIONS AND CONTINGENCIES

Contingencies, legal disputes and other
Balance as of December 31, 2014	$50,390
Recognized in income	14,209
Payments	(4,083)
Other	10,332

Balance as of December 31, 2015	$70,848

Current portion	$55,564
Non-current portion[1]	15,284

[1]	The non-current portion of provisions and contingencies is included in other liabilities (note 19)

The recognition of provisions, in terms of both timing and amounts, requires the exercise of judgment based on relevant circumstances and events that can be subject to change over time. Provisions are primarily comprised of the following:

Contingencies and legal disputes

There are a number of legal proceedings against the Corporation and its subsidiaries that are pending. In the opinion of the management of the Corporation and its subsidiaries, the outcome of those proceedings is not expected to have a material adverse effect on the Corporation’s results or on its financial position. Management of the Corporation, after taking legal advice, has established provisions for specific claims or actions considering the facts of each case. The Corporation cannot determine when and if any payment will be made related to those provisions.

Other

Other provisions are principally related to decommissioning obligations.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

18.	LONG-TERM DEBT

	Effective interest rate as of December 31, 2015		2015	2014
Bank credit facilities (i)	2.32%		273,515	37,500
Senior Notes (ii) (note 5)	(ii	)	3,012,600	2,913,511

Total long-term debt			3,286,115	2,951,011

Change in fair value related to hedged interest rate risk			11,450	8,168
Adjustments related to embedded derivatives			(312)	(3,559)
Financing fees, net of amortization			(30,611)	(31,080)

			(19,473)	(26,471)

Less current portion			(10,714)	(213,688)

			$3,255,928	$2,710,852

(i)	The bank credit facilities provide for a $615.0 million secured revolving credit facility that matures in July 2020, a $350.0 million unsecured revolving credit facility that matures in July 2020 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facilities bear interest at Bankers’ acceptance rate, Canadian prime rate or U.S. prime rate, plus a margin, depending on the Corporation’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate plus a margin. The secured bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and most of its wholly owned subsidiaries. As of December 31, 2015, the secured bank credit facilities were secured by assets with a carrying value of $7,646.3 million ($6,238.3 million in 2014). The bank credit facilities contain covenants such as maintaining certain financial ratios, limitations on the Corporation’s ability to incur additional indebtedness, pay dividends, or make other distributions. As of December 31, 2015, $246.7 million had been drawn on the secured revolving credit facilities (no amount was drawn in 2014), $26.8 million was outstanding on the export financing facility ($37.5 million in 2014) and no amount was drawn on the unsecured revolving credit facility.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

18.	LONG-TERM DEBT (continued)

(ii)	The Senior Notes are unsecured and contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions. Some Notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter, while the remaining Notes are redeemable at a price based on a make-whole formula at any time prior to their maturity. The Notes are guaranteed by specific subsidiaries of the Corporation and, on a non-consolidated basis, the Corporation has no independent assets or operations, the guarantees are full and unconditional and joint and several and any non-guarantor subsidiaries are minor. The following table summarizes terms of the outstanding Senior Notes as of December 31, 2015:

Principal amount	Annual nominal interest rate	Effective interest rate (after discount at issuance)	Maturity date	Interest payable every 6 months on

$ 300,000	6.875%	6.875%	July 15, 2021	June and December 15
US$ 800,000	5.000%	5.000%	July 15, 2022	January and July 15
US$ 600,000[1]	5.375%	5.375%	June 15, 2024	June and December 15
$ 400,000[2]	5.625%	5.625%	June 15, 2025	April and October 15
$ 375,000[3]	5.750%	5.750%	January 15, 2026	March and September 15

[1]	The Notes were issued in April 2014 for net proceeds of $654.5 million, net of financing fees of $7.8 million.
[2]	The Notes were issued in June 2013 for net proceeds of $394.8 million, net of financing fees of $5.2 million.
[3]	The Notes were issued in September 2015 for net proceeds of $370.1 million, net of financing fees of $4.9 million.

On December 31, 2015, the Corporation and its subsidiaries were in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2016	$10,714
2017	10,714
2018	5,358
2019	—
2020	246,729
2021 and thereafter	3,012,600

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

19.	OTHER LIABILITIES

	Note	2015	2014

Defined benefit plans	27	$68,983	$55,886
Deferred revenue		18,166	24,458
Asset retirement obligation	17	15,284	4,646
Stock-based compensation[1]	21	1,173	965
Other		966	897

		$104,572	$86,852

[1]	The current $1.6 million portion of stock-based compensation is included in accounts payable and accrued charges ($1.4 million in 2014) (note 16).

20.	CAPITAL STOCK

(a)	Authorized capital stock

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

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount

Balance as of December 31, 2014	2,516,829	$3,401
Issuance of capital stock to parent corporation	170,000,000	170,000
Reduction in paid-up capital	—	(41,000)

Balance as of December 31, 2015	172,516,829	$132,401

On June 23, 2015, the Corporation issued 170,000,000 common shares to its parent corporation for a total cash consideration of $170.0 million.

On July 20, 2015 and July 30, 2015, the Corporation reduced its paid-up capital for a cash consideration of $21.0 million and $20.0 million, respectively.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

21.	STOCK-BASED COMPENSATION PLANS

(a)	Ultimate parent corporation stock option plan

Under a stock option plan established by the ultimate parent corporation, 13,000,000 Class B Shares of the ultimate parent corporation have been set aside for directors, officers, senior employees, and other key employees of the ultimate parent corporation and its subsidiaries. The exercise price of each option is equal to the weighted average trading price of the parent corporation’s Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the granting of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. Holders of options under the stock option plan have the choice, when they exercise their options, of acquiring the Class B Shares at the corresponding option exercise price, or receiving a cash payment equivalent to the difference between the market value of the underlying shares and the exercise price of the option. The Board of Directors of the ultimate parent corporation may, at its discretion, affix different vesting periods at the time of each grant.

The following table gives details on changes to outstanding options for the years ended December 31, 2015 and 2014:

	2015		2014
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	50,000	$25.49	—	$—
Granted	—	—	50,000	25.49

Balance at end of year	50,000	$25.49	50,000	$25.49

During the year ended December 31, 2015, none of the ultimate parent corporation’s stock options were exercised.

The following table gives summary information on outstanding options as of December 31, 2015:

	Outstanding options			Vested options
Exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$25.49	50,000	8.23	$25.49	—	$—

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

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

The following table gives details on changes to outstanding options granted as of December 31, 2015 and 2014:

	2015		2014
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	241,211	$56.20	273,061	$54.00
Transferred	58,750	55.40	—	—
Granted	145,000	70.56	14,000	63.50
Exercised	(57,150)	50.24	(32,850)	42.49
Cancelled	(1,200)	57.64	(13,000)	52.63

Balance at end of year	386,611	$62.34	241,211	$56.20

Vested options at end of year	53,758	$56.70	24,700	$48.85

During the year ended December 31, 2015, 57,150 of the Corporation’s stock options were exercised for a cash consideration of $1.2 million (32,850 stock options for $0.7 million in 2014).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

21.	STOCK-BASED COMPENSATION PLANS (continued)

(b)	Parent corporation stock-based compensation plan (continued)

The following table gives summary information on outstanding options as of December 31, 2015:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$44.45 to $57.64	227,611	7.31	$57.03	50,778	$56.33
$63.50 to $70.56	159,000	9.14	69.94	2,800	63.50

	386,611	8.06	$62.34	53,578	$56.70

(c)	Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plans of the ultimate parent corporation and parent corporation was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans as of December 31, 2015 and 2014:

December 31, 2015	Ultimate parent corporation	Parent corporation

Risk-free interest rate	0.91%	0.81%
Distribution yield	0.42%	1.50%
Expected volatility	20.46%	19.19%
Expected remaining life	4.7 years	3.8 years

December 31, 2014	Ultimate parent corporation	Parent corporation

Risk-free interest rate	1.66%	1.40%
Distribution yield	0.31%	1.38%
Expected volatility	25.83%	18.95%
Expected remaining life	5.7 years	3.7 year

Except for the parent corporation, the expected volatility is based on the historical volatility of the underlying share price for a period equivalent to the expected remaining life of the options. Since the Common Shares of the parent corporation are not publicly traded on a stock exchange, expected volatility is derived from the implied volatility of the ultimate parent corporation’s stock. The expected remaining life of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate over the expected remaining life of the option is based on the Government of Canada yield curve in effect at the time of the valuation. Distribution yield is based on the current average yield.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

21.	STOCK-BASED COMPENSATION PLANS (continued)

(d)	Liability of vested options

As of December 31, 2015, the liability for all vested options was $0.7 million as calculated using the intrinsic value ($0.5 million as of December 31, 2014).

(e)	Consolidated compensation charge

For the year ended December 31, 2015, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $1.3 million (charge of $1.3 million in 2014 and $2.7 million in 2013).

22.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2012	$16,888	$(35,914)	$(19,026)
Other comprehensive (loss) gain	(31,641)	41,558	9,917

Balance as of December 31, 2013	(14,753)	5,644	(9,109)
Other comprehensive loss	(2,852)	(35,028)	(37,880)

Balance as of December 31, 2014	(17,605)	(29,384)	(46,989)
Other comprehensive loss	(22,831)	(7,024)	(29,855)

Balance as of December 31, 2015	$(40,436)	$(36,408)	$(76,844)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 8 1/2 year period.

23.	COMMITMENTS

The Corporation rents premises and equipment under operating leases and has entered into long-term commitments to purchase services and capital equipment that call for total future payments of $585.0 million, including an amount of $48.3 million for future rent payments to the ultimate parent corporation. The operating leases have various terms, escalation clauses, purchase options and renewal rights. The minimum payments for the coming years are as follows:

	Leases	Other commitments
2016	$40,708	$114,905
2017 to 2020	98,178	144,257
2021 and thereafter	47,763	139,203

The Corporation and its subsidiaries’ operating lease expenses amounted to $52.1 million in 2015 ($48.9 million in 2014 and $48.0 million in 2013).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

24.	GUARANTEES

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual value of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. As of December 31, 2015, the maximum exposure with respect to the guarantees was $15.4 million and no liability has been recorded in the consolidated balance sheet.

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

The Corporation’s financial risk management policies have been established in order to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk-management policies are reviewed regularly to reflect changes in market conditions and in the Corporation’s activities.

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued charges, long-term debt, and derivative financial instruments. As a result of their use of financial instruments, the Corporation and its subsidiaries are exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)	Description of derivative financial instruments

(i)	Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold (in millions of dollars)		Notional amount bought (in millions of dollars)
Less than 1 year	1.3105		$168.7	US$	128.7
2017[1]	1.3849	US$	260.0		$360.1
[1]	See footnote 1 below Cross-currency interest rate swaps table.

(ii)	Cross-currency interest rate swaps

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar
5.000% Senior Notes due 2022	2014 to 2022	US$	543,125	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256,875	5.81%	1.0016
5.375% Senior Notes due 2024[1]	2008 to 2017	US$	260,000	9.21%	1.2965
5.375% Senior Notes due 2024	2014 to 2024	US$	158,605	Bankers’ acceptance 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441,395	5.62%	1.1039

[1]

The Corporation initially entered into these cross-currency interest rate swaps to hedge the foreign currency risk exposure under its 9.125% Senior Notes due in 2018 redeemed in 2014. These swaps are now used to set in CAN dollars all coupon payments through 2017 on US$441.4 million of notional amount under its 5.375% Senior Notes due in 2024 and issued in 2014. In conjunction with the repurposing of these swaps, the Corporation has entered into US$260.0 million offsetting foreign exchange forward contracts to lock-in the value of its hedging position related to the December 15, 2017 notional exchange.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its other financial instruments accounted for at fair value in the consolidated balance sheets:

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

The fair value of cash equivalents and bank indebtedness classified as held-for-trading and accounted for at their fair value on the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs) to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility, discount factors and the underlying instrument’s adjusted implicit interest rate and credit premium.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments (continued)

The carrying value and fair value of long term debt and derivative financial instruments as of December 31, 2015 and 2014 are as follows:

	2015		2014
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(3,286,115)	$(3,289,600)	$(2,951,011)	$(3,020,851)

Derivative financial instruments[3]
Early settlement options	1,000	1,000	5,551	5,551
Foreign exchange forward contracts[4]	9,282	9,282	4,216	4,216
Cross-currency interest rate swaps[4]	484,915	484,915	107,023	107,023

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	The fair value of long-term debt excludes the fair value of early settlement options, which is presented separately in the table.
[3]	The fair value of derivative financial instruments designated as hedges is an asset position of $494.2 million as of December 31, 2015 ($111.2 million as of December 31, 2014).
[4]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

(c)	Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2015, no customer balance represented a significant portion of the Corporation’s consolidated accounts receivable. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $16.6 million as of December 31, 2015 ($15.4 million as of December 31, 2014). As of December 31, 2015, 7.4% of accounts receivable were 90 days past their billing date (7.0% as of December 31, 2014), of which 63.3% had an allowance for doubtful accounts (61.2% as of December 31, 2014).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2015 and 2014:

	2015	2014
Balance at beginning of the year	$15,422	$15,678
Charged to income	30,189	28,962
Utilization	(29,042)	(29,218)

Balance at the end of the year	$16,569	$15,422

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

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

As a result of its use of derivative financial instruments, the Corporation is exposed to the risk of non-performance by a third party. When the Corporation enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Corporation’s risk-management policy and are subject to concentration limits. These credit ratings and concentration limits are monitored on an ongoing basis but at least quarterly.

(d)	Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 7.6 years as of December 31, 2015 (7.3 years as of December 31, 2014).

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

As of December 31, 2015, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments, less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Bank indebtedness	$11,698	$11,698	$—	$—	$—
Accounts payable and accrued charges	422,769	422,769	—	—	—
Amounts payable to affiliated corporations	62,913	62,913	—	—	—
Long-term debt[1]	3,286,115	10,714	16,072	246,729	3,012,600
Interest payments[2]	1,173,779	116,798	306,932	305,523	444,526
Derivative instruments[3]	(489,545)	4,646	(18,346)	—	(475,845)

Total	$4,467,729	$629,538	$304,658	$552,252	$2,981,281

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	Estimate of interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2015.
[3]	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

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

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2015, to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures and to lock-in the value of certain derivative financial instruments through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2015 is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10
Gain on valuation and translation of financial instruments and derivative financial instruments	$2,188	$31,459

Decrease of $0.10
Gain on valuation and translation of financial instruments and derivative financial instruments	(2,188)	(31,459)

Interest rate risk

The Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) Canadian prime rate and (iii) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2015, after taking into account the hedging instruments, long-term debt was comprised of 84.0% fixed rate debt (85.0% in 2014) and 16.0% floating rate debt (15.0% in 2014).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2015 was $4.5 million.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)	Market risk (continued)

The estimated sensitivity on income and on other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2015, as per the Corporation’s valuation models, was as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$(3,585)	$(25,147)
Decrease of 100 basis points	3,585	25,147

(f)	Capital management

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt and net assets and liabilities related to derivative financial instruments less cash and cash equivalents. The capital structure as of December 31, 2015 and 2014 is as follows:

	2015	2014

Bank indebtedness	$11,698	$—
Long-term debt	3,266,642	2,924,540
Derivative financial instruments asset	(494,197)	(111,239)
Cash and cash equivalents	(1,774)	(342,802)

Net liabilities	2,782,369	2,470,499
Equity	$813,800	$793,907

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, the declaration and payment of dividends or other distributions.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

26.	RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel comprises members of the Board of Directors and key senior managers of the Corporation and its main subsidiaries. Their compensation is as follows:

	2015	2014	2013

Salaries and short-term benefits	$5,100	$4,528	$4,242
Post-employment benefits	225	167	534
Share-based compensation	1,226	1,105	1,709
Other long-term benefits	1,688	1,889	1,859

	$8,239	$7,689	$8,344

Operating transactions

During the years ended December 31, 2015, 2014 and 2013, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated corporations, which are included in purchase of goods and services. The Corporation and its subsidiaries also made sales to the parent corporation and affiliated corporations. These transactions were accounted for at the consideration agreed between parties:

	2015	2014	2013

Ultimate parent and parent corporation :
Revenues	$696	$680	$541
Purchase of goods and services	8,584	7,572	8,508
Operating expenses recovered	(597)	(682)	(4,207)

Affiliated corporations :
Revenues	8,059	10,349	11,019
Purchase of goods and services	103,435	81,148	73,193
Operating expenses recovered	(1,395)	(701)	(3,418)

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

26.	RELATED PARTY TRANSACTIONS (continued)

Accounts receivable from affiliated corporations:

	2015	2014

Ultimate parent and parent corporation :
Accounts receivable	$474	$234
Dividends receivable	7,455	3,852
Amount receivable from business disposal (note 8)	—	7,848

Affiliated corporations :
Accounts receivable	4,401	6,390

	$12,330	$18,324

Accounts payable to affiliated corporations:

	2015	2014

Ultimate parent and parent corporation :
Accounts payable	$35,743	$27,368
Interest payable	7,351	3,782

Affiliated corporations :
Accounts payable	19,819	18,234

	$62,913	$49,384

Management arrangements

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $48.0 million in 2015 ($43.5 million in 2014 and $45.0 million in 2013). The agreement provides for an annual management fee to be agreed upon for the year 2016. In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	PENSION PLANS AND POSTRETIREMENT BENEFITS

The Corporation maintains various defined benefit and defined contribution plans. The Corporation also provides postretirement benefits to eligible retired employees, principally health care and cable services. The Corporation’s pension plans are registered with a Québec or federal regulatory authority.

The Corporation’s funding policy for its funded pension plans is to maintain its contribution at a level sufficient to cover benefits and to meet requirements of the applicable regulations and plan provisions that govern the funding of the plans. These provisions establish, among others, the future payment of amortization payments when the degree of solvency of the pension plans is less than 100% as defined by the relevant Québec and federal laws. Payments are determined by an actuarial report performed by an independent company at least every three years or annually, according to the applicable laws and in accordance with plan provisions.

By their design, the defined benefit plans expose the Corporation to the typical risks faced by defined benefit plans, such as investment performance, changes to the discount rates used to value the obligation, longevity of plan participants, and future inflation. The administration of the plans is assured by pension committees composed of members of the plans, independent members of the Corporation’s management, or the Corporation in accordance with the provisions each plan. Under the Corporation’s rules of governance, the approval and oversight of the defined benefit plan policies are performed at different levels through the pension committees, the Corporation’s management, or the Audit Committee. The risk management of pension plans is also performed under the leadership of these committees at various levels. The custody of securities and management of security transactions are assigned to trustees within a mandate given by the pension committee or the Corporation, as the case may be. Policies include those on investment objectives, risk mitigation strategies and the mandate to hire investment fund managers and monitor their work and performance. The benefit pension plans are monitored on an ongoing basis to assess the benefit, funding and investment policies, financial status, and the Corporation’s funding requirement.

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2015 and 2014:

	Pension benefits		Postretirement benefits
	2015	2014	2015	2014
Change in benefit obligations
Benefit obligations at the beginning of the year	$309,394	$230,598	$31,617	$16,739
Service costs	21,875	16,384	1,373	545
Interest costs	12,962	11,473	1,344	834
Plan participants’ contributions	7,385	7,600	—	—
Actuarial loss (gain) arising from:
Demographic assumptions	—	1,898	—	(246)
Financial assumptions	7,870	48,327	792	3,631
Participant experience	5,742	978	—	10,478
Benefits and settlements paid	(10,355)	(9,869)	(436)	(195)
Other	537	2,005	—	(169)

Benefit obligations at the end of the year	$355,410	$309,394	$34,690	$31,617

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

	Pension benefits		Postretirement benefits
	2015	2014	2015	2014

Change in plan assets
Fair value of plan assets at beginning of year	$285,125	$234,614	$—	$—
Actual return on plan assets	15,800	27,008	—	—
Employer contributions	22,625	23,767	436	195
Plan participants’ contributions	7,385	7,600	—	—
Benefits and settlements paid	(10,355)	(9,869)	(436)	(195)
Other	537	2,005	—	—

Fair value of plan assets at end of year	$321,117	$285,125	$—	$—

As of December 31, 2015, the weighted average duration of defined benefit obligations was 23.5 years (23.7 years in 2014). The Corporation expects future benefit payments of $10.9 million in 2016.

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

	2015	2014
Equity securities:
Canadian	24.2%	25.1%
Foreign	37.5	37.6
Debt securities	38.3	37.0
Other	—	0.3

	100.0%	100.0%

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The reconciliation of funded status to the net amount recognized in the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2015	2014	2015	2014

Benefit obligations	$(355,410)	$(309,394)	$(34,690)	$(31,617)
Fair value of plan assets	321,117	285,125	—	—

Plan deficit and net amount recognized[1]	$(34,293)	$(24,269)	$(34,690)	$(31,617)

[1]	The net amount recognized for 2015 is included in Other liabilities (note 19).

Components of re-measurements are as follows:

	Pension benefits			Postretirement benefits
	2015	2014	2013	2015	2014	2013
Actuarial (loss) gain on benefit obligations	$(13,612)	$(51,203)	$29,839	$(792)	$(13,863)	$5,598
Actual return on plan assets, less interest income anticipated in the interest on the net defined benefit liability calculation	4,790	16,134	22,284	—	—	—
Asset limit and minimum funding adjustment	—	1,014	(966)	—	—	—

Re-measurements recorded in other comprehensive income	$(8,822)	$(34,055)	$51,157	$(792)	$(13,863)	$5,598

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2015	2014	2013	2015	2014	2013
Employee costs:
Service costs	$21,875	$16,384	$20,101	$1,373	$545	$762
Other fees	384	437	386	—	—	—
Interest on net defined benefit liability	1,569	209	2,892	1,344	834	938

Net benefit costs	$23,828	$17,030	$23,379	$2,717	$1,379	$1,700

The expense related to defined contribution pension plans amounted to $12.1 million in 2015 ($10.8 million in 2014 and $10.0 million in 2013).

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefit plans will be $22.3 million in 2016 based on the most recent financial actuarial reports filed (contributions of $23.1 million were paid in 2015).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2015, 2014 and 2013

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

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2015, 2014 and 2013 and current periodic benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2015	2014	2013	2015	2014	2013
Benefit obligations
Rates as of year-end:
Discount rate	4.00%	4.10%	4.90%	4.00%	4.10%	4.90%
Rate of compensation increase	3.25	3.25	3.25	3.00	3.00	3.00

Current periodic costs
Rates as of preceding year-end:
Discount rate	4.10%	4.90%	4.40%	4.10%	4.90%	4.40%
Rate of compensation increase	3.25	3.25	3.50	3.00	3.00	3.25

The assumed average retirement age of participants used was of 62 years in 2015, 2014 and 2013.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 7.0% at the end of 2015. These costs, as per the estimate, are expected to decrease gradually over the next 10 years to 4.5% and to remain at that level thereafter.

Sensitivity analysis

An increase of 10 basis points in the discount rate would have decreased the pension benefits obligation by $8.1 million and the postretirement benefits obligation by $0.8 million as of December 31, 2015. There are limitations to this sensitivity analysis since it only considers the impacts of an increase of 10 basis points in the discount rate assumption without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on the consolidated financial statements.

28.	SUBSEQUENT EVENT

On January 7, 2016, the Corporation acquired Fibrenoire Inc. (“Fibrenoire”), a company that provides businesses with fibre-optic connectivity services. The transaction will enable Videotron Business Solutions and Fibrenoire to join forces to meet the growing demand from business customers for fibre-optic connectivity. The purchase price was $125.0 million, including $120.9 million paid at closing, subject to certain adjustments.