Form 20-F
period 2016-12-31
VIDEOTRON LTEE
filed 2017-03-21
CIK 890746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

All references in this annual report to “Videotron” or “our Corporation”, as well as the use of the terms “we”, “us”, “our” or similar terms, are references to Videotron Ltd. and, unless the context otherwise requires, its consolidated subsidiaries. All references in this annual report to “Quebecor Media” are to our parent corporation Quebecor Media Inc., all references to “TVA Group” are to TVA Group Inc., a public subsidiary of Quebecor Media, all references to “Quebecor” are to Quebecor Inc., the majority shareholder of Quebecor Media, all references to “4Degrees” are references to 4Degrees Colocations Inc., and all references to “Fibrenoire” are references to Fibrenoire Inc.

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

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Our audited consolidated financial statements for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In this annual report, references to Canadian Dollars, CAN$ or $ are to the lawful currency of Canada, our functional currency, and references to US Dollars or US$ are to the currency of the United States.

Non-IFRS Financial Measures and Key Performance Indicator

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

We provide a definition of adjusted operating income, adjusted operating income margin and average monthly revenue per user (“ARPU”) under “Item 5. Operating and Financial Review and Prospects – Non-IFRS Financial Measures” and “Item 5. Operating and Financial Review and Prospects – Key Performance Indicator”. We also provide a definition of adjusted operating income, a reconciliation of adjusted operating income and a reconciliation of long-term debt, excluding QMI subordinated loans to the most directly comparable financial measures under IFRS in footnotes 3 and 4 to the tables under “Item 3. Key Information – A. Selected Financial Data”. We also provide a definition of ARPU in footnote 11 to the tables under “Item 3. Key Information – A. Selected Financial Data”.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2016.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period noon rates published by the Bank of Canada. Such rates are presented as U.S. dollars per CAN$1.00. On March 20, 2017, the noon rate was CAN$1.00 equals US$0.7487. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate. You should note that the rates set forth below may differ from the actual rates used in our accounting processes and in the preparation of our consolidated financial statements.

Year Ended:	Average(1)	High	Low	Period End

December 31, 2016	0.7548	0.7972	0.6854	0.7448
December 31, 2015	0.7820	0.8527	0.7148	0.7225
December 31, 2014	0.9054	0.9422	0.8589	0.8620
December 31, 2013	0.9710	1.0164	0.9348	0.9402
December 31, 2012	1.0004	1.0299	0.9599	1.0051

Month Ended:	Average(2)	High	Low	Period End

March 2017 (through March 20, 2017)	0.7453	0.7510	0.7405	0.7487
February 28, 2017	0.7628	0.7690	0.7548	0.7548
January 31, 2017	0.7581	0.7675	0.7442	0.7675
December 31, 2016	0.7502	0.7622	0.7377	0.7448
November 30, 2016	0.7442	0.7498	0.7363	0.7448
October 31, 2016	0.7546	0.7631	0.7461	0.7461
September 30, 2016	0.7629	0.7786	0.7548	0.7624

(1)	The average of the daily noon rates for each day during the applicable year.
(2)	The average of the daily noon rates for each day during the applicable month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to our financial condition, results of operations, business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of these terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our segments or businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our network and facilities-based mobile services;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate;

•	new technologies that might change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required to deploy our network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

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

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under “Item 3. Key Information – Risk Factors” of this annual report. Each of these forward-looking statements speaks only as of the date of this annual report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (“SEC”), as described under “Item 10. Additional Information – Documents on Display” of this annual report.

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

A-	Selected Financial Data

The following tables present selected consolidated financial information for our business presented in accordance with IFRS for each of the years ended December 31, 2016, 2015, 2014, 2013 and 2012. We derived this selected consolidated financial information from our audited consolidated financial statements, which are comprised of consolidated balance sheets as at December 31, 2016, 2015, 2014, 2013 and 2012 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the five-year period ended December 31, 2016. The selected consolidated financial information presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 and notes thereto contained in “Item 18. Financial Statements” of this annual report (beginning on page F-1). Our audited consolidated financial statements as at December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and 2012 are not included in this annual report. Our consolidated financial statements as at December 31, 2016, 2015, 2014, 2013 and 2012 and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, prepared in accordance with IFRS, have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on our consolidated financial statements as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 is included in this annual report.

The information presented below the caption “Other Financial Data and Ratios” is unaudited except for cash flows, capital expenditures and additions to spectrum licenses, which have been derived from our consolidated financial statements. The information presented below the caption “Operating Data” is not derived from our consolidated financial statements and is unaudited.

Our historical results are not necessarily indicative of our future financial condition or results of operations.

SELECTED FINANCIAL DATA

	Year ended December 31,
	2016	2015	2014	2013	2012
	(dollars in thousands, except percentages, ratios and Operating Data)
Consolidated Statement of Income Data:
Operating revenues:
Cable television	$1,024,283	$1,053,797	$1,074,821	$1,090,261	$1,079,343
Internet	978,723	920,746	856,051	814,682	772,497
Mobile telephony	510,420	403,668	287,665	220,561	171,624
Cable telephony	424,795	458,028	475,143	473,798	454,861
Over-the-top video	31,443	23,596	12,213	3,718	—
Business solutions	111,181	69,134	65,632	63,525	64,945
Equipment sales	53,577	57,627	45,627	36,524	43,412
Other	9,917	11,383	9,613	8,754	11,162

Total operating revenues	3,144,339	2,997,979	2,826,765	2,711,823	2,597,844

Employee costs	376,757	356,503	342,399	347,097	338,591
Purchase of goods and services	1,320,568	1,259,179	1,136,055	1,079,919	1,055,549
Depreciation and amortization	596,065	625,366	601,381	561,743	485,385
Financial expenses(1)	161,452	167,429	169,177	174,145	179,498
Loss (gain) on valuation and translation of financial instruments	2,126	518	3,430	163,725	(75,738)
Loss (gain) on debt refinancing	7,346	12,153	21,403	18,912	(7,608)
Restructuration of operations, litigation and other items	15,880	(129,737)	39,445	684	478
Income taxes expense	116,910	120,665	93,283	29,449	115,855
Income from discontinued operations	—	—	—	40,706	8,145

Net income	$547,235	$585,903	$420,192	$376,855	$513,979

Consolidated Balance Sheet Data (at year end):
Cash and cash equivalents	$961	$1,774	$342,802	$322,469	$163,231
Total assets	5,812,685	7,656,559	6,255,596	7,029,396	6,992,107
Long-term debt, excluding QMI subordinated loans(2)(3)	3,163,108	3,266,642	2,924,540	2,399,105	2,127,057
QMI subordinated loans(2)(3)	—	2,090,000	1,080,000	2,280,000	1,630,000
Capital stock	132,401	132,401	3,401	3,401	3,401
Equity attributable to shareholder	1,071,231	813,092	793,096	820,807	773,269
Cash dividends declared	282,000	665,000	410,000	361,880	760,000

Other Financial Data and Ratios:
Adjusted operating income(4)	$1,447,014	$1,382,297	$1,348,311	$1,284,807	$1,203,704
Adjusted operating income margin(4)	46.0%	46.1%	47.7%	47.4%	46.3%
Cash flows provided by operating activities	1,244,093	1,207,964	1,106,452	1,058,340	1,147,847
Cash flows provided by (used in) investing activities	1,182,250	(1,975,082)	294,905	(1,174,875)	(708,810)
Cash flows (used in) provided by financing activities	(2,427,156)	426,090	(1,381,024)	272,601	(380,674)
Capital expenditures(5)	792,180	723,105	693,224	582,530	745,853
Additions to spectrum licenses(5)	—	219,033	217,364	15,964	—
Ratio of earnings to fixed charges(6)	5.0x	5.3x	3.8x	3.2x	4.3x

Operating Data (at year end, except ARPU):
Homes passed(7)	2,839,293	2,806,001	2,777,264	2,742,476	2,701,242
Basic cable customers(8)	1,690,846	1,736,892	1,782,242	1,825,081	1,854,981
Basic cable penetration(9)	59.6%	61.9%	64.2%	66.5%	68.7%
Digital customers	1,587,039	1,570,622	1,553,593	1,527,363	1,480,894
Digital penetration(10)	93.9%	90.4%	87.2%	83.7%	79.8%
Cable Internet customers	1,612,827	1,568,165	1,537,532	1,505,992	1,443,992
Cable Internet penetration(9)	56.8%	55.9%	55.4%	54.9%	53.5%
Cable telephony lines	1,253,060	1,316,293	1,349,010	1,348,520	1,316,327
Cable telephony penetration(9)	44.1%	46.9%	48.6%	49.2%	48.7%
Mobile telephony lines	893,932	768,589	632,766	504,314	403,804
Over-the-top video customers	314,706	257,477	177,667	58,238	—
ARPU(11)	$144.86	$135.68	$125.16	$118.03	$111.57

(1)	We are party to a number of back-to-back transactions with Quebecor Media and 9101-0835 Québec inc., a subsidiary of Quebecor Media. With respect to these back-to-back transactions, we recorded interest expense of $202.6 million for the year ended December 31, 2016, $213.2 million for the year ended December 31, 2015, $218.6 million for the year ended December 31, 2014, $265.9 million for the year ended December 31, 2013, and $213.9 million for the year ended December 31, 2012, but we recorded $204.5 million, $216.3 million, $224.2 million, $272.5 million and $221.1 million in dividends from Quebecor Media in 2016, 2015, 2014, 2013 and 2012 respectively. See “Item 5. Operating and Financial Review and Prospects — Uses of Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Servicing of Subsidiary Subordinated Loan.”

(2)	For the years ended December 31, 2016, 2015, 2014, 2013 and 2012, the term “QMI subordinated loans” refers to the $1.0 billion subordinated loan due in 2022 we entered into in 2007 in favor of Quebecor Media (entirely redeemed for $670.0 million and $330.0 million in 2010 and 2014, respectively), the $1.3 billion subordinated loan due in 2025 we entered into in 2010 in favor of Quebecor Media (entirely redeemed for $870.0 million and $430.0 million in 2014 and 2016, respectively), the $3.25 billion subordinated loan due in 2043 we entered into in 2013 in favor of Quebecor Media (entirely redeemed for $2.6 billion and $650.0 million in 2013 and 2016, respectively), the $1.01 billion subordinated loan due in 2045 we entered into in 2015 in favor of Quebecor Media (entirely redeemed in 2016) and the $625.0 million loan due in 2046 we entered into in 2016 in favor of Quebecor Media (entirely redeemed in 2016). See “Item 5. Operating and Financial Review and Prospects — Uses of Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Servicing of Subsidiary Subordinated Loan.”
(3)	We believe that long-term debt, excluding QMI subordinated loans, provides investors with a meaningful measure of our long-term debt because the QMI subordinated loans are subordinated in right of payment to the prior payment in full of our senior indebtedness, including our notes, and because the proceeds of our QMI subordinated loans due 2022, 2025, 2043, 2045 and 2046 were invested in retractable preferred shares of Quebecor Media or its subsidiaries as part of back-to-back transactions to reduce our income tax obligations. Consequently, we disclose long-term debt, excluding QMI subordinated loans, as a supplemental measure of our indebtedness in this annual report. Long-term debt, excluding QMI subordinated loans, is not intended to be, and should not be, regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with IFRS. Long-term debt, excluding QMI subordinated loans, is calculated from and reconciled to long-term debt as follows:

	At December 31
	2016	2015	2014	2013	2012
	(Canadian dollars in millions) (unaudited)
Long-term debt	$3,163.1	$5,356.6	$4,004.5	$4,679.1	$3,757.1
QMI subordinated loans(2)	—	(2,090.0)	(1,080.0)	(2,280.0)	(1,630.0)

Long-term debt, excluding QMI subordinated loans, as defined	$3,163.1	$3,266.6	$2,924.5	$2,399.1	$2,127.1

(4)	Adjusted operating income and ratios based on this measure are not calculated in accordance with, or recognized by, IFRS. We define adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain or loss on valuation and translation of financial instruments, gain or loss on debt refinancing, restructuring of operations, litigation and other items, income taxes and income from discontinued operations. We define adjusted operating income margin as adjusted operating income expressed as a percentage of revenues under IFRS. Adjusted operating income, and ratios using this measure, are not intended to be regarded as alternatives to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. We use adjusted operating income because we believe that it is a meaningful measure in evaluating our consolidated results. This measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or our investment activities. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies, therefore limiting its usefulness as a comparative measure. See “Presentation of Financial Information — Non-IFRS Measures”. Our adjusted operating income is calculated from and reconciled to net income under IFRS for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 in the table below:

	Year ended December 31,
	2016	2015	2014	2013	2012
	(dollars in millions) (unaudited)
Net income	$547.2	$585.9	$420.2	$376.9	$514.0
Depreciation and amortization	596.1	625.4	601.4	561.7	485.4
Financial expenses(1)	161.5	167.4	169.2	174.1	179.4
Loss (gain) on valuation and translation of financial instruments	2.1	0.5	3.4	163.7	(75.7)
Loss (gain) on debt refinancing	7.3	12.2	21.4	18.9	(7.6)
Restructuring of operations, litigation and other items	15.9	(129.7)	39.4	0.7	0.5
Income taxes expense	116.9	120.7	93.3	29.4	115.8
Income from discontinued operations	—	—	—	(40.7)	(8.1)

Adjusted operating income, as defined	$1,447.0	$1,382.4	$1,348.3	$1,284.7	$1,203.7

(5)	Capital expenditures are comprised of additions to fixed assets and intangible assets, excluding additions to spectrum licenses, which are presented separately in the table.
(6)	For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of net income plus income taxes, fixed charges, amortized capitalized interest, less interest capitalized, and (ii) fixed charges consist of interest expensed and capitalized, excluding interest on QMI subordinated loans, plus premiums and discounts amortization, financing fees amortization and an estimate of the interest within rental expense.
(7)	“Homes passed” means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.
(8)	“Basic cable customers” are customers who receive basic cable television service in either analog or digital mode.
(9)	Represents customers as a percentage of total homes passed.
(10)	Represents customers for the digital service as a percentage of basic cable customers.
(11)	ARPU is not a measurement that is calculated in accordance with IFRS, and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate our ARPU by dividing our combined cable television, Internet access, over-the-top video and cable and mobile telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

B-	Capitalization and Indebtedness

Not applicable.

C-	Reasons for the Offer and Use of Proceeds

Not applicable.

D-	Risk Factors

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

In our cable business, we compete against incumbent local exchange carriers (“ILECs”), the primary one in our market holds a regional license to provide terrestrial broadcasting distribution in Montréal and several other communities in the Province of Québec. Such primary ILEC is rolling out its own Internet protocol television (“IPTV”) service throughout the country but more specifically in Montréal (including a portion of the greater Montréal area), in Québec City, and in other locations in the Province of Québec. It has also secured licenses to launch video distribution services using video digital subscriber line (“VDSL”) technology. We also compete against providers of direct broadcast satellite (“DBS”, which in Canada are also referred to as “DTH” for “direct-to-home” satellite providers), multichannel multipoint distribution systems, and satellite master antenna television systems. The direct access to some broadcasters’ websites that provide streaming in high-definition (“HD”) of video-on-demand (“VOD”) content is also available for some of the channels we offer in our television programming. In addition, some third-party Internet service providers (“ISPs”) have launched Internet Protocol video services (“IPVS”) in territories in which we provide services.

We also face competition from illegal providers of cable television services and illegal access to non-Canadian DBS (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy). Competitors in the video business also include emerging content delivery platforms. Furthermore, OTT content providers, such as Netflix, Apple TV and Amazon Prime Video, as well as Canadian services such as Crave TV, compete for viewership and a share of the monthly entertainment spending currently allocated to traditional cable television and cable service VOD offerings.

Unlike us, OTT service providers are not subject to CRTC’s regulations and do not have to contribute financially to the Canadian traditional television business model or Internet infrastructure. Furthermore, foreign providers with no Canadian place of business are not required to charge federal and provincial sales tax. Consequently, this could place us at a competitive disadvantage, lead to increased operational costs and have an adverse effect on our business, prospects, revenues, financial conditions, and results of operations.

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

Our cable telephony business has numerous competitors, including ILECs, competitive local exchange carriers, mobile telephony service operators and other providers of telephony, Voice over Internet Protocol (“VoIP”) and Internet communications, including competitors that are not facility-based and therefore have a much lower infrastructure cost. In addition, Internet protocol-based products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on our business, prospects and results of operations.

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

Due to ongoing technological developments, the distinction between traditional platforms (broadcasting, Internet and telephony) is fading rapidly. For instance, emerging Go Platforms such as HBO Go, allow customers to view their traditional television content directly on their mobile devices or computers via Internet connection (although authentication as a broadcasting distribution undertaking’s subscriber (“BDU’s subscriber”) is still required in Canada). Also, the Internet, through wired and mobile devices, is becoming an important broadcasting and distribution platform. In addition, mobile operators, with the development of their Long-Term Evolution (also known as “LTE”) networks, are now offering wireless and fixed wireless Internet services. In addition, our VoIP telephony service also competes with Internet-based solutions.

Moreover, a few of our competitors are offering special discounts to customers who subscribe to two or more of their services (cable television or IPTV, Internet, residential and mobile telephony services). As a result, should we fail to keep our existing customers and lose them to such competitors, we may end up losing up to one subscriber for each of our services. This could have an adverse effect on our business, prospects, revenues, financial condition and results of operations.

Fierce price competition in all our businesses and across the industries in which we operate may affect our ability to raise the price of our products and services in line with increases in our operating costs, as we have done in the past. This could have an adverse effect on our business, revenues, financial condition, and results of operations.

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

We have entered into roaming agreements with multiple carriers around the world (including Canada, the United States and Europe), and have established worldwide coverage. Our inability to extend our worldwide coverage or to renew, or substitute for, these roaming agreements at their respective or better terms or on acceptable terms, may place us at a competitive disadvantage, which could adversely affect our ability to operate our mobile business successfully and profitably. In addition, if we are unable to renew, or substitute for, these roaming agreements on a timely basis and at an acceptable cost, our cost structure could materially increase, and, consequently, our business, financial condition and results of operations could be adversely affected.

Moreover, since 2015 in Canada, the CRTC has decided that each of the three national wireless incumbent carriers would be obliged to provide wholesale roaming services to regional (including Videotron) and new entrant carriers at cost-based rates. A tariff proceeding is currently underway to determine these rates. The result of the wholesale roaming tariff proceeding may have an impact on our roaming cost structure and on the types of retail packages we are able to offer our customers in this regard.

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

Our mobile telephony business model is based substantially on subsidizing the cost of subscriber handsets, similar to other Canadian wireless carriers. This model attracts customers and in exchange they commit to a term contract with us. We also commit to a minimum subsidy per unit with the supplier of certain smartphone devices. If we are unable to recover the costs of the subsidies over the term of the customer contract this could negatively impact our business, financial condition and results of operations.

Also, with the CRTC’s Wireless Code introduced in 2013 limiting wireless term contracts to two years from three years, the number of BYOD customers with no-term contracts has increased. Such customers are under no contractual obligation to remain with us, this could have a material adverse effect on our churn rate and, consequently, on our business, financial condition and results of operations.

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

Our strategy of maintaining a leadership position in the suite of products and services we offer and of launching new products and services requires capital investments in our network and infrastructure to support growth in our customer base and its demands for increased bandwidth capacity and other services. In the past, we have required substantial capital for the upgrade, expansion and maintenance of our network and the launch and deployment of new or additional services. We expect that additional capital expenditures will continue to be required in the short-term, mid-term and long-term in order to expand and maintain our networks, systems and services, including expenditures relating to advancements in Internet access, HD television, ultra-high-definition (“UHD”) television and television everywhere/every platform requiring Internet protocol delivery technology, the introduction of virtual reality, as well as the cost of our mobile services infrastructure deployment, maintenance and enhancement.

The demand for wireless data services has been growing at high rates and it is projected that this demand will further accelerate, driven by the following increases: levels of broadband penetration; need for personal connectivity and networking; affordability of smartphones and Internet-only devices (e.g., high-usage data devices such as mobile Internet keys, tablets and electronic book readers); multimedia-rich services and applications; and unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. We may have to acquire additional spectrum, if available and if economically reasonable, in order to address this increased demand. The ability to acquire additional spectrum (if needed) is dependent on the timing and the rules established by Innovation, Science and Economic Development Canada (“ISED”). If we are not successful in acquiring additional spectrum we may need on reasonable terms, or not at all, that could have a material adverse effect on our business, prospects and financial condition. See also “Item 4. Information on the Corporation — Regulation — Canadian Telecommunications Services — Regulatory Framework for Mobile Wireless Services.”

Developing, maintaining and enhancing our LTE network requires capital expenditures to remain competitive and to comply with our obligations under the agreement with our partner governing the joint build-out of our LTE network. A geographical expansion or densification of our LTE network may require us to incur significant costs and to make significant capital expenditures. See also “Item 4. Information on the Corporation — Business Overview.”

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

See also the risk factors “— We operate in highly competitive industries that are experiencing rapid technological developments and fierce price competition, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations”, “—We compete, and will continue to compete, with alternative technologies and we may be required to invest a significant amount of capital to address continuing technological evolution and development” and “— Risks Relating to our Senior Notes and our Capital Structure — We may be required from time to time to refinance certain of our indebtedness. Our inability to do so on favorable terms, or at all, could have a material adverse effect on us.”

We may need to support increasing costs in securing access to support structures needed for our cable network.

We require access to the support structures of hydroelectric and telephone utilities and need municipal rights of way to deploy our cable network. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). We have entered into comprehensive support structure access agreements with all the major hydroelectric companies and all the major telecommunications companies in our service territory. In the event that we seek to renew or to renegotiate these agreements, we cannot guarantee that these agreements will continue to be available on their respective terms, on acceptable terms, or at all, which may place us at a competitive disadvantage.

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

The recent trend toward mobile substitution or “cord-cutting” (when users cancel their landline telephony services and opt for mobile telephony services only) is largely the result of the increasing mobile penetration rate in Canada and the various unlimited offers launched by mobile operators. In addition, there is also a consumer trend to abandon and substitute wire and cable television for Internet access services in order to stream directly from broadcasters and OTT content providers. We may not be successful in converting our existing cable telephony subscriber base to our mobile telephony services or in attracting customers to our OTT entertainment platforms, which could have a material adverse effect on our business, our results of operations and our financial condition.

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

We have and will continue to implement changes to the structure of our business due to many factors such as the necessity of a corporate restructuring, a system replacement and upgrade, a process redesign and the integration of business acquisitions or existing business units. These changes must be managed carefully to ensure that we capture the intended benefits. The implementation process may lead to greater-than-expected operational challenges and costs, expenses, customer loss and business disruption for us, which could adversely affect our business and our ability to gain our anticipated benefits.

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

The multiplicity of foreign and deregulated content providers (often global players on the Internet) puts pressure on the viability of our current business model for television distribution. Substantial capital expenditures on our infrastructure and on our research and development may be required to remain competitive.

We provide our cable television, Internet access, cable telephony and mobile telephony services through a single clustered network, which may be more vulnerable to widespread disruption.

We provide our cable television, Internet access, cable telephony and mobile telephony services through a primary headend and our analog television services through twelve additional regional headends in our single clustered network. Despite available emergency backup or replacement sites, a failure in our primary headend, including exogenous threats, such as cyberattacks, natural disasters, sabotage or terrorism, or dependence on certain external infrastructure providers (such as electric utilities), could prevent us from delivering some of our products and services throughout our network until the failure has been resolved, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation.

Cybersecurity breaches and other similar disruptions could expose us to liability, which would have an adverse effect on our business and reputation.

The ordinary course of our telecommunications and data-storage businesses involves the receipt, collection, storage and transmission of sensitive data, including our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, whether in our data centres, systems, infrastructure, networks and processes, including those of our suppliers. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy.

Although we have implemented and regularly review and update processes and procedures to protect against unauthorized access to or use of sensitive data, including data of our customers, and to prevent data loss, and, although ever-evolving cyber-threats require us to continually evaluate and adapt our data centres, systems, infrastructure, networks and processes, we cannot assure that our data centres, systems, infrastructure, networks and processes, as well as those of our suppliers, will be adequate to safeguard against all information security access by third-parties or errors by employees or by third party suppliers. If we are subject to a significant cyber-attack or breach, unauthorized access, errors of third-party suppliers or other security breaches, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation.

In addition, the preventive actions we take to reduce the risks associated with cyber-attacks, including protection of our data centres, systems, infrastructure, networks and processes, as well as efforts to improve the overall governance over information security and the controls within our IT systems, may be insufficient to repel or mitigate the effects of a major cyber-attack in the future.

We store and process increasingly large amounts of personally identifiable data of our clients, employees or our business partners, and the improper use or disclosure of such data would have an adverse effect on our business and reputation.

We store and process increasingly large amounts of personally identifiable information of our clients, employees or our business partners. We face risks inherent in protecting the security of such personal data. In particular, we face a number of challenges in protecting the data in and hosted on our systems, or those belonging to our suppliers, including from advertent or inadvertent actions or inactions by our employees, as well as in relation to compliance with applicable laws, rules and regulations relating to the collection, use, disclosure and security of personal information, including any requests from regulatory and government authorities relating to such data. Although we have developed systems, processes and security controls that are designed to protect personally identifiable information of our clients, employees or our business partners, we may be unable to prevent the improper disclosure, loss, misappropriation of, unauthorized access to, or other security breach relating to such data that we store or process, or that our suppliers store or process. As a result, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation.

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

Our cable data, mobile data and fibre-optic connectivity business customers utilize our network to access the Internet and, as a consequence, we or they may become a victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including deterioration of service, excessive call volume to call centers, and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, to a loss of customers or revenues, in addition to increased costs to service our customers and protect our network. Any significant loss of cable data, mobile data or fibre-optic connectivity business customers, or a significant increase in the costs of serving those customers, could adversely affect our reputation, business, prospects, financial condition and results of operations.

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

We depend on third-party suppliers and providers for certain services, hardware and equipment that are critical to our operations and network evolution. These materials and services include set-top boxes, mobile telephony handsets and network equipment, cable and telephony modems, servers and routers, fibre-optic cable, telephony switches, inter-city links, support structures, software, the “backbone” telecommunications network for our Internet access and telephony services, and construction services for the expansion of and upgrades to our cable and mobile networks. These services and equipment are available from a limited number of suppliers and therefore we face the risks of supplier disruption, including business difficulties, restructuring or supply-chain issues. If no supplier can provide us with the equipment and services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected.

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

In the normal course of business, we are involved in various legal proceedings and other claims relating to the conduct of our business, including class actions. Although, in the opinion of our management, the outcome of current pending claims and other litigation is not expected to have a material adverse effect on our reputation, results of operations, liquidity or financial position, a negative outcome in respect of any such claim or litigation could have a said adverse effect. Moreover, the cost of defending against lawsuits and the diversion of management’s attention could be significant. See also “Item 8. Financial Information – Legal Proceedings” in this annual report.

We may be adversely affected by strikes and other labour protests.

As of December 31, 2016, approximately 59% of our employees are unionized, and the terms of their employment are governed by one of our five regional collective bargaining agreements.

We are not currently subject to any labour dispute. Nevertheless, we can neither predict the outcome of current or future negotiations relating to labour disputes, union representation or renewal of collective bargaining agreements, nor guarantee that we will not experience future work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or any other form of work stoppage, we could experience a significant disruption to our operations, damage to our property and/or interruption to our services, which could adversely affect our business, assets, financial position, results of operations and reputation. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and results of operations. Such could be the case if current or future labour negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefit costs is limited by the terms of our collective bargaining agreements.

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

Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, are payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. We have entered into transactions to hedge the exchange rate risk with respect to our U.S. dollar-denominated debt outstanding at December 31, 2016, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt. These hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral in order to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms, or at all.

In addition, certain cross-currency interest rate swaps entered into by us include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2016, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward contracts was in a net asset position of $417.8 million on a consolidated basis. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

Some of our suppliers source their products out of the U.S., therefore, although we pay those suppliers in Canadian dollars, the prices we pay for such products may be affected by fluctuations in the exchange rate. We may in the future enter into transactions to hedge our exposure to the exchange rate risk related to the prices of some of those products. However, fluctuations to the exchange rate for our purchases that are not hedged could affect the prices we pay for such purchases and could have an adverse effect on our results of operations.

The volatility and disruptions in the capital and credit markets could adversely affect our business, including the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they become due.

The capital and credit markets have experienced significant volatility and disruption in the past, resulting in periods of upward pressure on the cost of new debt capital and severe restrictions in credit availability for many companies. In such periods, the disruptions and volatility in the capital and credit markets have also resulted in higher interest rates or greater credit spreads on the issuance of debt securities and increased costs under credit facilities. Disruptions and volatility in the capital and credit markets could increase our interest expense, thereby adversely affecting our results of operations and financial position.

Our access to funds under our existing credit facilities is dependent on the ability of the financial institutions that are parties to those facilities to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity, or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under our credit facilities are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.

Extended periods of volatility and disruptions in the capital and credit markets as a result of uncertainty, ongoing changes in or increased regulation of financial institutions, reduced financing alternatives or failures of significant financial institutions could adversely affect our access to the liquidity and affordability of funding needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Market disruptions and broader economic challenges may lead to lower demand for certain of our products and increased incidences of customer inability to pay or timely pay for the services or products that we provide. Events such as these could adversely impact our results of operations, cash flows, financial position and prospects.

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

The competition for retail locations and the consolidation of independent retailers may adversely affect the customer reach of our telecommunications business’ sale network.

The competition to offer products in the best available retail commercial spaces is fierce in the telecommunications business. Some of our telecommunications business’ competitors have pursued a strategy of selling their products through independent retailers to extend their presence on the market and some of our competitors have also acquired certain independent retailers and created new distribution networks. This could result in limiting the customer reach of our retail network and may contribute to isolate us from our competitors, which could have an adverse effect on our business, prospects and results of operations.

Risks Relating to Regulation

We are subject to extensive government regulation and policy-making. Changes in government regulation or policies could adversely affect our business, financial condition, prospects and results of operations.

Our operations are subject to extensive government regulation and policy-making in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. Although the federal government eliminated the foreign ownership restrictions on telecommunications companies with less than 10 percent of total Canadian telecommunications market revenues, there are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses and telecommunications carriers in Canada. Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) (the “Broadcasting Act”) and the Telecommunications Act and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the federal cabinet. For instance, the CRTC introduced recently some form of rate regulation following its commonly referred to as “Lets talk TV” public consultation on television broadcasting and distribution. Consequently, we must offer a reduced basic service at $25 since March 1, 2016 and offer all specialty services “à la carte”, since December 1, 2016. Moreover, the CRTC adopted a Wireless Code which regulates numerous aspects of the provision of retail wireless services and, coming into effect September 1, 2017, a new Television Service Provider Code which will regulate numerous aspects of the provisions of retail television services. Our wireless and cable operations are also subject to technical requirements, license conditions and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”), which is administered by ISED.

In addition, laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts in Canada, the United States and other jurisdictions may impose limits on our collection and use of certain kinds of information. Furthermore, the CRTC and ISED have the power to impose monetary sanctions for failure to comply with current regulations. For a more extensive description of the regulatory environment affecting our business, see “Item 4. Information on the Corporation – Regulation”.

Changes to the laws, regulations and policies governing our operations, the introduction of new laws, regulations, policies or terms of license, the issuance of new licenses, including additional spectrum licenses to our competitors or changes in the treatment of the tax deductibility of advertising expenditures could have an impact on our customer buying practices and/or a material adverse effect on our business (including how we provide products and services), financial condition, prospects and results of operations. In addition, we may incur increased costs in order to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts or the extent to which any changes might adversely affect us.

ISED may not renew our mobile spectrum licenses on acceptable terms, or at all.

Our AWS-1 licenses were issued in December 2008 for a 10-year term. AWS-1 license renewal, including whether license fees should apply for a subsequent license term, will be the subject of a public consultation process expected to be initiated in the coming months.

Our other spectrum licenses, including in the AWS-3, 700MHz and 2500MHz bands, are issued for 20-year terms from their respective dates of issuance. At the end of those respective terms, applications may be made for new licenses for a subsequent term through a renewal process, unless a breach of license condition by us has occurred, a fundamental reallocation of spectrum to a new service is required, or in the event that an overriding policy need arises. The process for issuing or renewing licenses, including the terms and conditions of the new licenses and whether license fees should apply for a subsequent license term, are expected to be determined by ISED following public consultations.

If, at the end of their respective term, our licenses are not renewed on acceptable terms, or at all, our ability to continue to offer our wireless services, or to offer new services, may be negatively impacted and, consequently, it could have a material adverse effect on our business, financial condition, prospects, and results of operations.

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

In a decision issued on July 22, 2015, the CRTC ordered substantial changes to the framework for the provision of wholesale services to third-party ISPs. The provision of aggregated services will no longer be mandated and will be phased out in conjunction with the implementation of a new mandatory disaggregated service which will involve third-party ISPs provisioning their own regional transport services. This disaggregated service will also include, for the first time, mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. A tariff proceeding is under way to set the rates for this new disaggregated wholesale service. In parallel, on October 6, 2016, the CRTC ordered a significant interim reduction to the tariff rates for the existing aggregated wholesale service. A second tariff proceeding is under way to set revised final rates for the aggregated service while work moves forward on implementing the disaggregated service. As a result of these proceedings, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

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

All our cell sites comply with applicable laws and we rely on our suppliers to ensure that the network equipment and customer equipment supplied to us meets all applicable regulatory and safety requirements. Nevertheless, some studies have alleged links between radiofrequency emissions from certain wireless devices and cell sites and various health problems, or possible interference with electronic medical devices, including hearing aids and pacemakers. There is no definitive evidence of harmful effects from exposure to radiofrequency emissions when the limits imposed by applicable laws and regulations are complied with. Additional studies of radiofrequency emissions are ongoing and there is no certainty as to the results of any such future studies.

The current concerns over radiofrequency emissions or perceived health risks of exposure to radiofrequency emissions could lead to additional governmental regulation, diminished use of wireless services, including Videotron’s, or product liability lawsuits that might arise or have arisen. Any of these could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations. Videotron is currently a defendant, along with all other major wireless providers in the Province of Québec, in an authorization demand for a class action on this particular concern.

Risks Relating to our Senior Notes and our Capital Structure

Our indebtedness and significant interest payment requirements could adversely affect our financial condition and therefore make it more difficult for us to fulfill our obligations, including our obligations under our Senior Notes.

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2016, we had $3.2 billion of consolidated long-term debt (excluding QMI subordinated loans). Our indebtedness could have significant consequences, including the following:

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

Although we have significant indebtedness, as at December 31, 2016, we had approximately $755.4 million available for additional borrowings under our existing credit facilities on a consolidated basis, and the indentures governing our outstanding Senior Notes would permit us to incur substantial additional indebtedness in the future. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, refer to Note 18 to our audited consolidated financial statements for the year ended December 31, 2016 included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.”

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

There is currently no established trading market for our issued and outstanding Senior Notes and we do not intend to apply for listing of any of our Senior Notes on any securities exchange or to arrange for any quotation on any automated dealer quotation systems. No assurance can be given as to the prices or liquidity of, or trading markets for, any series of our Senior Notes. The liquidity of any market for our Senior Notes will depend upon the number of holders of our Senior Notes, applicable regulations, the interest of securities dealers in making a market in our Senior Notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions, our financial condition and performance and our prospects. The absence of an active market for our Senior Notes could adversely affect their market price and liquidity.

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

Although our Senior Notes are referred to as “senior notes,” they are effectively subordinated to our secured indebtedness and structurally subordinated to the liabilities of our subsidiaries that do not guarantee the Senior Notes.

Our Senior Notes are unsecured and, therefore, are effectively subordinated to any secured indebtedness that we may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving us, the assets that serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the Senior Notes. The Senior Notes are effectively subordinated to any borrowings under our secured credit facilities and structurally subordinated to the liabilities of our subsidiaries that do not guarantee the Senior Notes. In addition, our credit facilities and the respective indentures governing our Senior Notes permit us to incur additional secured indebtedness in the future, which could be significant.

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

Also, Quebecor Media is a holding company with no significant assets other than its equity interests in its subsidiaries. Its principal source of cash needed to pay its own obligations is the cash that we and other subsidiaries generate from operations and borrowings. We have the ability to pay significant distributions under the terms of our indebtedness and applicable law and currently expect to make distributions to our shareholder in the future, subject to the terms of our indebtedness and applicable law. See “Item 8. Financial Information — Dividend Policy” elsewhere in this annual report.

ITEM 4 – INFORMATION ON THE CORPORATION

A-	History and Development of the Corporation

Our legal and commercial name is Videotron Ltd. We were founded on September 1, 1989 and are governed by the Business Corporations Act (Québec). On October 23, 2000, we were acquired by Quebecor Media.

Our registered office is located at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, and our telephone number is (514) 281-1232. Our corporate website may be accessed through the URL http://www.videotron.com. The information found on our corporate website or on any other website to which we refer in this annual report does not, however, form part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States with respect to our Senior Notes (other than our Canadian-dollar denominated Senior Notes due 2021, 2025 and 2026) is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Since December 31, 2013, we have undertaken and/or completed several business acquisitions, capital expenditures, business development projects and financing transactions, including, among others, the following:

•

We have continued to actively pursue the roll-out of Videotron’s mobile network. As of December 31, 2016, Videotron’s mobile telephony services covered the Province of Québec (7.6 million persons) and Eastern Ontario. During 2016, we activated 125,300 net new lines on our advanced mobile network at a pace of approximately 10,400 net new lines per month, bringing our total mobile customer base to 893,900 activated lines.

•

On January 12, 2017, 4Degrees reached an agreement with Megaport (USA), Inc., a global leader in secured interconnectivity. The partnership will allow 4Degrees’ customers to link directly to the world’s largest providers of public cloud services. Customers may benefit from fast, secure, redundant access to business applications from three leading information and communications technology (ICT) providers: Microsoft Corporation (Azure, Office365, Exchange), Amazon Web Services, Inc. and Google.

•

On December 2, 2016, we issued a notice for the redemption of an aggregate principal amount of $175.0 million of our outstanding 6.875% Senior Notes issued on July 5, 2011 and due July 15, 2021. On January 5, 2017, the Senior Notes were redeemed at a redemption price of 103.438% of their principal amount for a cash consideration of $181.0 million.

•

On November 15, 2016, we announced that we had begun implementing Data over Cable Service Interface Specification (“DOCSIS”) 3.1 technology on our network. This new-generation technology developed by the CableLabs consortium, of which we are a member, may eventually deliver lightning speeds of up to 10 Gbps for downloads and up to 1 Gbps for uploads. We are now deploying DOCSIS 3.1 modems on our network and adapting our equipment and working protocols to the new technology.

•

On September 20, 2016, we, together with Ericsson Canada Inc., École de technologie supérieure and Société du Quartier de l’innovation de Montréal, announced a partnership to create Canada’s first open-air smart living laboratory in order to test all aspects of new fifth-generation telecommunication technologies.

•

On September 13, 2016, 4Degrees officially opened its new data centre in Montréal. The $40.0 million, 46,000-square-feet facility boasts one the largest server rooms in the Province of Québec and is purpose-designed for data hosting. The Montréal and the now-expanded Québec City data centres are linked by Videotron’s fibre-optic network.

•	On July 13, 2016, we launched our new Hybrid Fibre Giga Internet service, which offers connection speeds of up to 940 Mbps.

•

In June 2016, we amended our secured revolving credit facility and unsecured revolving credit facility to extend their maturity to July 2021. Some of the terms and conditions related to these credit facilities were also amended.

•

On January 7, 2016, we announced the closing of a transaction whereby we acquired Fibrenoire, a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million, subject to certain adjustments.

•

On October 27, 2015, we announced a multi-year $35.0 million expansion of the 4Degrees data hosting centre located in Québec City, which we acquired in March 2015 for cash consideration of $35.5 million.

The project will add two new server rooms to the facility. 4Degrees is one of the few data centres in the Province of Québec to be Tier III certified by the Uptime Institute, an international standard that recognizes maximum reliability and operational sustainability.

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

•

On May 12, 2015, the predecessor to ISED announced that we were the successful bidder for eighteen 20 MHz licenses in its 2500 MHz spectrum auction. The operating licenses, acquired for $187.0 million, cover all of the Province of Québec and the largest urban centres in other provinces of Canada, namely Toronto, Ottawa, Calgary, Edmonton and Vancouver, for a total covered population of more than 21 million, representing approximatively 65% of Canada’s population.

•

On April 10, 2015, we redeemed and retired the entire principal amount outstanding of our 6 3/8% Senior Notes due December 15, 2015, representing an aggregate principal amount of US$175.0 million, and unwound the related hedges in an asset position.

•

On March 6, 2015, the predecessor to ISED announced that we were the successful bidder for four 30 MHz licenses in its AWS-3 commercial mobile spectrum auction. We obtained the 30 MHz licenses for Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario / Outaouais, covering 100% of the population of the Province of Québec and the Ottawa region, for a total price of $31.8 million.

•	On September 10, 2014, we launched our LTE mobile network, which supports speed of up to 150 Mbps.

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

•

On April 3, 2014, after final payment was made on the spectrum awarded in the auction ended February 19, 2014, the predecessor to ISED issued us seven 10 MHz licenses in the 700 MHz band. The operating licenses, acquired for $233.3 million, cover the entire provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia, for a total covered population of more than 28 million, representing approximately 80% of Canada’s population.

B-	Business Overview

Overview

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, as well as an Internet service provider and a provider of cable and mobile telephony and OTT video services in the Province of Québec. Our cable network is the largest broadband network in the Province of Québec covering approximately 79% of an estimated 3.6 million premises. The deployment of our LTE network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services, as well as an entertainment leader. Products and services are supported by extensive coaxial, fibre-optic and LTE wireless networks. Since May 13, 2015, the coverage of our LTE network was expanded coast-to-coast through roaming agreements with other wireless service providers.

Videotron Business Solutions is a premier full-service telecommunications provider serving small-, medium- and large-sized businesses, as well as telecommunications carriers. In recent years, we have significantly grown our customer base and have become a leader in the Province of Québec’s business telecommunication segment. According to our estimates, our fibre-optic network is covering approximately 81% of the business customers located in the Province of Québec. Products and services include cable television, Internet access, telephony, mobile services and business solutions products such as hosting, private network connectivity, Wi-Fi, audio and video transmission. Through 4Degrees, we operate data centres in Québec City and Montréal which are among the few data centres in the Province of Québec to be Tier III certified by the Uptime Institute, an international standard that recognizes maximum reliability and operational sustainability.

Since January 7, 2016, we own Fibrenoire, a company that provides fibre-optic connectivity services. This enables Videotron Business Solutions and Fibrenoire to join forces to meet the growing demand from business customers for fibre-optic connectivity.

Competitive Strengths

Leading Market Positions

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers. We believe that our strong market position has enabled us to launch and deploy new products and services more effectively. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the areas we serve. Our extensive proprietary and third-party retail distribution network of stores and points of sale, including our Videotron-branded stores and kiosks, assists us in marketing and distributing our advanced telecommunications services, such as cable Internet access, digital television and cable and mobile telephony, on a large scale basis.

Differentiated Bundled Services

Through our technologically advanced wireline and wireless network, we offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, VOD, subscription-based OTT entertainment service (“Club illico”) and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile telephony services. In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service which is offered across our footprint and enables our customers to download data at a higher speed than currently offered by standard DSL technology. We also offer one of the widest range of French-language programming in Canada including content from our illico-on-Demand and Club illico services available on illico Digital TV, illico.tv or illico app (for Android and iOS). Customers can interrupt and resume programming at will on any of these four illico platforms.

Advanced Broadband Network

We are able to leverage our advanced broadband network, substantially all of which is bi-directional, to offer a wide range of advanced services on the same media, such as digital television, VOD, cable Internet access and cable telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that ongoing capital expenditures will be required to accommodate the evolution of our products and services and to meet the demand for increased capacity.

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

Strong, Market-Focused Management Team

We have a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications and technology. Under the leadership of our senior management team, we have, among other things, improved penetration of our High Speed Internet Access offering, our VoIP telephony services, our cable products and our mobile telephony services, including through the successful build-out and launch of our mobile telephony network.

Products and Services

We currently offer to our customers cable services, mobile telephony services, OTT video services and business telecommunications services.

Cable Services

Advanced Cable-Based Products and Services

Our cable network’s large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet access, digital multiplatform television, residential telephony and selected interactive services. In 2015, we introduced the illico 4K set-top box on the market. This high-tech personal video recorder has a processor 12 times more powerful than the previous generation, thus allowing customers to program up to eight simultaneous recordings and keep up to 115 hours of UHD recording. We intend to continue to develop and deploy additional value-added services to further broaden our service offering.

•

Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our customers primarily via cable modems. We provide this service at download speeds of up to 200 Mbps to more than 97% of our homes passed. As of December 31, 2016, we had 1,612,800 cable Internet access customers, representing 95.4% of our basic customers and 56.8% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 52% as of December 31, 2016.

•

Digital Television. We have installed headend equipment through an hybrid fibre-optic and coax network capable of delivering digitally encoded transmissions to a two-way digital set-top box in the customers’ home and premises. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services and a HD quality. The basic package includes 23 basic television channels, access to VOD and interactive programming guide. All of our custom packages include the basic package, 52 audio channels providing digital-quality music, 22 FM radio channels and an interactive programming guide. Our extended digital television offering allows customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of more than 300 additional channels, including U.S. super-stations and other special entertainment programs. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. As of December 31, 2016, we had 1,587,000 customers for our digital television service, representing 93.9% of our total basic customers and 55.9% of our total homes passed.

•

Cable Telephony. We offer cable telephony service using VoIP technology. We offer discounts to customers who subscribe to more than one of our services. As of December 31, 2016, we had 1,253,100 subscribers to our cable telephony service, representing a penetration rate of 74.1% of our basic cable subscribers and 44.1% of our homes passed.

•

Video-On-Demand. VOD service enables digital cable customers to rent content from a library of movies, documentaries and other programming through their digital set-top box, computer, tablet or mobile phone respectively through illico Digital TV, illico.tv and our illico app. Our digital cable customers are able to rent their VOD selections for a period of up to 48 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during their rental period. In addition, customers can resume viewing on-demand programming that was paused on either the television, illico.tv or the illico app offered on the iOS and Android platforms. These applications feature a customizable, intuitive interface that brings up selections of content based on the customer’s individual settings and enhances the experience by suggesting personalized themed content. These applications smartly and swiftly highlight any content available from the illico catalog, including VOD titles, live television broadcasts or recorded shows, and allow the customer to transfer it directly and seamlessly from their mobile devices to their television.

•

Pay-Per-View and pay television channels. Pay-Per-View is a group of channels that allows our digital customers to order live events and movies based on a pre-determined schedule. In addition, we offer pay television channels on a subscription basis that permits our customers to access and watch most of the movies available on the linear pay TV channels these customers subscribe to.

Traditional Cable Television Services

Customers subscribing to our traditional analog “basic” and analog “extended basic” services generally receive a line-up of 40 channels of television programming, depending on the bandwidth capacity of their local cable system. We are no longer offering this service to new customers.

As of December 31, 2016, we had 103,800 customers for our analog television service, representing 6.1% of our total basic customers.

Mobile Services

On September 9, 2010, we launched our High Speed Packet Access (“HSPA”) mobile communication network (3G) which was upgraded to HSPA+ (4G), on June 30, 2011.

In 2013, we signed a 20-year agreement with Rogers Communications Partnership (“Rogers”) for the cooperation and collaboration in the build-out and operation of a shared LTE wireless network in the Province of Québec and the Ottawa region (the “Rogers LTE Agreement”). In September 2014, we launched our shared LTE wireless network, with Rogers. This shared network delivers an optimal user experience for consumers and businesses. We maintain our business independence throughout this agreement, including our product and service portfolios, billing systems and customer data.

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

In the 700 MHz auction held in 2014, we acquired a package of seven spectrum licenses consisting of a single paired 5+5 MHz spectrum block in the upper 700 MHz band over a geographic territory which encompasses the provinces of Québec, Ontario (excluding the region of Northern Ontario), Alberta and British Columbia, for a total covered population of more than 28 million. The 700 MHz band presents certain superior propagation characteristics and benefits from well-developed LTE equipment and device ecosystems in North America. Ownership of the licenses acquired during the auction held in 2014 enhances our ability to maintain a leading edge, high performance wireless network in the Province of Québec and in the Ottawa region, and provides us with a number of options to maximize the value of our investment in the rest of Ontario, Alberta and British Columbia.

In the ISED auction for AWS-3 commercial mobile spectrum held on March 3, 2015, we acquired four 30 MHz licenses for Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario / Outaouais, covering 100% of the population of the Province of Québec and the Ottawa region. This spectrum, which supports LTE technology, will further enhance our ability to maintain a leading-edge, high performance wireless network in the Province of Québec and in the Ottawa region.

On May 12, 2015, after the closing of ISED’s auction for 2500 MHz commercial mobile spectrum, we were declared the successful bidder for eighteen licenses covering all of the Province of Québec as well as the major urban centres in the rest of Canada, including Toronto, Ottawa, Calgary, Edmonton and Vancouver.

Since May 13, 2015, the coverage of our LTE network was expanded coast-to-coast through roaming agreements with other wireless service providers.

As of December 31, 2016, most households and businesses on our cable footprint had access to our advanced mobile services. As of December 31, 2016, there were 893,900 lines activated on our wireless network, representing a year-over-year increase of 125,300 lines (16.3%).

Club illico

Our clients can also benefit from Club illico, our subscription based OTT entertainment service, offering a rich and varied selection of unlimited, on-demand French language content (movies, television shows, children’s shows, documentaries, comedy performances and concerts). In late 2013, Club illico started funding the production of television series and offering them in their first broadcast window, prior to their linear broadcast. On December 31, 2016, the Club illico service had 314,700 subscribers.

Business Telecommunications Services

Videotron Business Solutions is a premier telecommunications service provider, offering reliable and state-of-the-art mobile telephony, Internet access, cable telephony, data and cable television solutions to all business segments: small and medium-sized companies, large corporations and other telecommunications carriers.

Through 4Degrees, we operate data centres in Québec City and Montréal which are among the few data centres in the Province of Québec to be Tier III certified by the Uptime Institute, an international standard that recognizes maximum reliability and operational sustainability. The data centre in Montréal is 46,000 square feet and the one in Québec City is 91,000 square feet. Our data centres are interconnected via our fibre optic network. The connectivity makes us the only supplier in Québec able to offer Tier III certified intraprovincial redundancy. Furthermore, in partnership with Megaport (USA), Inc., a global leader in secure interconnectivity, our customers can benefit a fast, secure, redundant access to business applications from three leading information and communications technology (ICT) providers.

In 2016, with the acquisition of Fibrenoire, we increased our presence in the growing market of fibre-optic connectivity.

We serve customers through a dedicated salesforce and customer service teams with solid expertise in business market. Videotron Business Solutions relies on its extensive coaxial, fibre-optic, LTE wireless networks and data centres to provide the best possible customized solutions to all of its customers.

Customer Statistics Summary

The following table summarizes our customer statistics for our suite of advanced products and services:

	As of December 31,
	2016	2015	2014	2013	2012
	(in thousands of customers)
Revenue-generating units (RGUs)	5,765.4	5,647.5	5,479.3	5,242.1	5,019.1
Mobile Telephony
Mobile telephony lines	893.9	768.6	632.8	504.3	403.8
Cable Internet
Cable Internet customers	1,612.8	1,568.2	1,537.5	1,506.0	1,444.0
Penetration(1)	56.8%	55.9%	55.4%	54.9%	53.5%
Cable Television
Basic customers(2)	1,690.9	1,736.9	1,782.3	1,825.1	1,855.0
Penetration(1)	59.6%	61.9%	64.2%	66.5%	68.7%
Digital customers	1,587.1	1,570.6	1,553.6	1,527.4	1,480.9
Penetration(3)	93.9%	90.4%	87.2%	83.7%	79.8%
Cable Telephony
Cable telephony lines	1,253.1	1,316.3	1,349.0	1,348.5	1,316.3
Penetration(1)	44.1%	46.9%	48.6%	49.2%	48.7%
Club illico
over-the-top video customers	314.7	257.5	177.7	58.2	—
Homes passed(4)	2,839.3	2,806.0	2,777.3	2,742.5	2,701.2

(1)	Represents customers as a percentage of total homes passed.
(2)	Basic customers are customers who receive basic cable service in either the analog or digital mode.
(3)	Represents customers for the digital service as a percentage of basic customers.
(4)	Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by our cable television distribution network in a given cable system service area in which the programming services are offered.

Pricing of our Products and Services

Our revenues are derived from the monthly fees our customers pay for cable television, Internet access and telephony and mobile services as well as Club illico. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our customers who subscribe to more than one of our services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2016, the average monthly invoice on recurring subscription fees per residential customer was $117.23 (representing a 4% year-over-year increase) and approximately 81% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes or Wi-Fi routers, can be charged depending on the promotional offer.

Our Network Technology

Cable

As of December 31, 2016, our cable network consisted of fibre-optic cable and of coaxial cable, covering approximately 2.8 million homes and serving approximately 2.2 million customers in the Province of Québec. Our network is the largest broadband network in the Province of Québec covering approximately 79% of premises and, according to our estimates, our fibre-optic network is covering approximately 81% of the business customers located in the Province of Québec. Our extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

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

We have adopted the hybrid fibre coaxial (“HFC”) network architecture as the standard for our ongoing system upgrades. HFC network architecture combines the use of both fibre-optic and coaxial cables. Fibre-optic cable has good broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fibre-optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. We currently build our network by implementing cells of 125 homes (which can evolve to 64 homes). As a result of the modernization of our network in recent years, our network design now provides for average cells of 171 homes throughout our footprint. To allow for this configuration, secondary headends were put into operation in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area. Remote secondary headends must also be connected with fibre-optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream information (two-way). The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided us with significant flexibility to offer customized programming to individual cells, which is critical to our advanced services, such as VOD, Switched Digital Video Broadcast and the continued expansion of our interactive services.

Starting in 2008, we began an extensive network modernization effort in the Greater Montréal Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet access services. This ongoing modernization implies an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extends the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative results in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services which are presently unrivalled. The overall architecture employs Division Wavelength Multiplexing, which allows us to limit the amount of fibre required, while providing an effective customization potential. As such, in addition to the broadcast information, up to 12 wavelengths can be combined on a transport fibre from the secondary headend to a 3,000 homes aggregation point. Each of these wavelengths is dedicated to the specific requirements of 250 homes. The RF spectrum is set with analog content (being phased out by the end of 2017) and digital information using quadrature amplitude modulation. MPEG video compression techniques and the DOCSIS protocol allow us to provide a great service offering of standard definition, HD and now UHD video, as well as complete voice and Internet services. This modernization project gives us flexibility to meet customer needs and future network evolution requirements. The modernization of the Greater Montréal Area network is scheduled to be completed by 2020.

DOCSIS 3.0 is currently deployed to provide data service at speeds of up to 940 Mbps. We are now deploying DOCSIS 3.1 modems on our network and adapting our equipment and working protocols to the new technology. DOCSIS 3.1 is a new-generation technology developed by the CableLabs consortium, of which we are a member, which may eventually deliver lightning speeds of up to 10 Gbps for downloads and up to 1 Gbps for uploads. DOCSIS 3.1 uses Orthogonal Frequency-Division Multiplexing (OFDM) modulation and Low-Density Parity Check (LDPC) correction algorithm that provide better resiliency to RF interference and increase throughput for the same spectrum, i.e. increase Mbps/MHz. The maximum theoretical gain is 50% in the downstream direction (from the network to the user) and 100% in the upstream direction (from the user to the network), and upcoming live deployments will indicate which proportion of these theoretical limits can be achieved.

Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. Approximately 78% of our network in the Province of Québec has been upgraded to a bandwidth of 1002 MHz, the remaining of our network being at 750 MHz. Also, in light of the greater availability of HD television and UHD television programming and the ever increasing speed of Internet access, further investment in our network will be required.

Mobile Telephony

As of December 31, 2016, our shared LTE network reached more than 90% of the population of the Province of Québec and the Greater Ottawa Area, allowing the vast majority of our potential clients to have access to the latest mobile services. The vast majority of our towers and transmission equipment are linked through our fibre-optic network using a multiple label switching – or MPLS – protocol. Our network is designed to support important customer growth in coming years as well as rapidly evolving mobile technologies.

Our strategy in the coming years is to build on our position as a telecommunication leader with our LTE mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as LTE-Advanced and heterogeneous networks are being deployed. We are exploring 4.5G and 5G technologies. In doing so, we have created a partnership with Ericsson, L’École de technologie supérieure and Société du Quartier de l’innovation de Montréal. Together with our partners, we have established the first open-air smart living laboratory in Canada. This laboratory will test the many facets of innovations associated with the emerging industry revolving around fifth-generation telecommunications. The Rogers LTE Agreement provides and allows Rogers and us to continue the evolution of the shared LTE network. Our and Rogers’ spectrum contribution will allow us to continue to exploit LTE evolutive technologies and to provide our subscribers with high throughput data connections.

During 2016, we maintained our HSPA+ network throughout the Province of Québec and over the Greater Ottawa Area.

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

•

continue to rapidly deploy advanced products on all our services – cable, Internet access, telephony, Club illico and mobile – to maintain and increase our leadership and consequently, to gain additional market share;

•	design product offers that provide greater opportunities for customer entertainment and information;

•	deploy strong retention strategies aiming to maintain our existing customer base and to increase our ARPU;

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

•

Internet Video Streaming. The continuous technology improvement of the Internet, combined with higher download speeds and its affordability, favors the development and deployment of alternative technologies such as digital content offered by OTT service providers through various Internet streaming platforms. While having a positive impact on the demand for our Internet access services, this model could adversely impact the demand for our cable television services.

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

Ownership and Control of Canadian Broadcast Undertakings

The Canadian Government has directed the CRTC not to issue, amend or renew a broadcasting license to an applicant that is a non-Canadian. Canadian, a defined term in the Direction to the CRTC (Inegibility of Non-Canadians) (the “Direction to CRTC”), means, among other things, a citizen or a permanent resident of Canada or a qualified corporation. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer and not less than 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition to the above requirements, Canadians must beneficially own and control, directly or indirectly, not less than 66.6% of the issued and outstanding voting shares and not less than 66.6% of the votes of the parent corporation that controls the subsidiary, and neither the parent corporation nor its directors may exercise control or influence over any programming decisions of the subsidiary if Canadians beneficially own and control less than 80% of the issued and outstanding shares and votes of the parent corporation, if the chief executive officer of the parent corporation is a non-Canadian or if less than 80% of the parent corporation’s directors are Canadian. There are no specific restrictions on the number of non-voting shares which may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting license must not otherwise be controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion. Control is defined broadly to mean control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, agreement or arrangement, the ownership of a corporation or otherwise. We are a qualified Canadian corporation.

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

Jurisdiction Over Canadian Broadcast Undertakings

Our cable distribution undertakings are subject to the Broadcasting Act and regulations made under the Broadcasting Act that empower the CRTC, subject to directions from the Governor in Council, to regulate and supervise all aspects of the Canadian broadcasting system in order to implement the policy set out in the Broadcasting Act. Certain of our undertakings are also subject to the Radiocommunication Act, which empowers ISED to establish and administer the technical standards that networks and transmitters must comply with, namely, maintaining the technical quality of signals.

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

Canadian Broadcasting Distribution (Cable Television)

Licensing of Canadian Broadcasting Distribution Undertakings

A cable distribution undertaking, such as ours, distributes broadcasting services to customers predominantly over closed transmission paths. A license to operate a cable distribution undertaking gives the cable television operator the right to distribute television programming services in its licensed service area. Broadcasting licenses may be issued for periods not exceeding seven years and are usually renewed, except in particular circumstances or in cases of a serious breach of the conditions attached to the license or the regulations of the CRTC. The CRTC is required to hold a public hearing in connection with the issuance, suspension or revocation of a license. We operate 53 cable systems pursuant either to the issuance of a license or of an order that exempts certain network operations from the obligation to hold a license.

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

In order to conduct our business, we must maintain our broadcasting distribution undertaking licenses in good standing. Failure to meet the terms of our licenses may result in their short-term renewal, suspension, revocation or non-renewal. We have never failed to obtain a license renewal for any cable system.

Distribution of Canadian Content

The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act mandate the types of Canadian and non-Canadian programming services that may be distributed by BDUs, including cable television systems. For example, local television stations are subject to “must carry” rules which require terrestrial distributors, such as cable and MMDS operators, to carry these signals and, in some instances, those of regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the “must carry” rules is designed to ensure that the signals of local broadcasters reach cable households. Furthermore, cable operators, DTH operators and MMDS operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local and regional television stations, Category A specialty channels and pay television channels, and a pay-per-view service, but does not include Category B and mainstream sports Category C digital services. Pursuant to the Let’s Talk TV Policy, CRTC 2015-96, distribution access requirements for Category A specialty services no longer have effect as of September 1, 2017.

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

Rates

Our revenue related to cable television is derived mainly from (a) monthly subscription fees for basic cable service; (b) fees for premium services such as specialty services, pay-television, pay-per-view television and VOD; and (c) installation and additional outlets charges.

Pursuant to Broadcasting Regulatory Policy CRTC 2015-96, as of March 1, 2016, the CRTC regulates the fees charged by cable or non-cable BDUs for the basic service. The price of the entry-level basic service offering will be limited to $25 or less per month.

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

Hybrid VOD License

In Broadcasting Regulatory Policy CRTC 2015-86 issued on March 12, 2015, the CRTC considered appropriate to authorize a third category of VOD services based on a hybrid regulatory approach. In Broadcasting Order CRTC 2015-356, the CRTC has authorized these hybrid services to operate with the same flexibility as those services operating under the Digital Media Exemption Order (DMEO), provided that the service is delivered and accessed over the Internet without authentication to a BDU or mobile subscription. Club illico qualifies as a hybrid VOD service.

The hybrid VOD services benefit from the following incentives:

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

The issuance of licenses for the use of radiofrequency spectrum in Canada is administered by ISED under the Radiocommunication Act. Use of spectrum is governed by conditions of license which address such matters as license term, transferability and divisibility, technical compliance, lawful interception, research and development requirements, and requirements related to antenna site sharing and mandatory roaming.

Our AWS-1 licenses were issued on December 23, 2008, for a term of ten years. AWS-1 license renewal, including whether license fees should apply for a subsequent license term, will be the subject of a public consultation process expected to be initiated in the coming months.

Our 700 MHz licenses were issued on April 3, 2014, for a term of 20 years. At the end of this term, we will have a high expectation that new licenses will be issued for a subsequent term through a renewal process unless a breach of license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The process for issuing licenses after this term and any issues relating to renewal, including the terms and conditions of the new licenses, will be determined by ISED following a public consultation.

Our AWS-3 licenses were issued on April 21, 2015, for a term of 20 years. License renewal at the end of this term will be governed by conditions identical to those just described for our 700 MHz licenses.

Our 2500 MHz licences were issued on June 24, 2015, for a term of 20 years. License renewal at the end of this term will be governed by conditions identical to those just described for our 700 MHz and AWS-3 licenses.

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

In a decision issued on December 21, 2016, the CRTC established a new universal service objective under which all Canadians, in urban areas as well as rural and remote areas, are to have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To help attain this universal service objective, the CRTC will begin to shift the focus of its regulatory frameworks from wireline voice services to broadband Internet access services. Most notably, the CRTC will phase out the existing revenue-based contribution regime that subsidizes local telephone service and replace it with a new regime that will subsidize broadband Internet access services in underserved areas. The new regime will ultimately distribute funds of approximately $200 million per year, compared to approximately $100 million per year under the existing regime. The contribution base for the new regime will also be broader than that of the existing regime, and will include retail Internet revenues for the first time. As a result of these changes, we will incur increased revenue-based contribution payments in future years. We will also be eligible to apply for subsidies to help finance broadband Internet expansion projects in underserved areas.

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

In a decision issued on July 22, 2015, the CRTC ordered substantial changes to the framework for the provision of wholesale services to third-party ISPs. The provision of aggregated services will no longer be mandated and will be phased out in conjunction with the implementation of a new mandatory disaggregated service which will involve third-party ISPs provisioning their own regional transport services. This disaggregated service will also include, for the first time, mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. On September 20, 2016, the CRTC released a follow-up decision addressing the technical implementation of this new service. This decision, while requiring adjustments to our proposed disaggregated architecture, is generally consistent with the positions submitted in our filings. Proposed tariffs and supporting cost studies for the new service have been filed on January 9, 2017.

In parallel, on October 6, 2016, the CRTC ordered a significant interim reduction to the aggregated wholesale high-speed access service tariffs of the large cable carriers and telephone companies, pending approval of revised final rates. The interim rate reduction took effect immediately. A tariff proceeding is ongoing to determine the revised final aggregated service rates. As part of this proceeding, the CRTC will assess the extent to which, if at all, retroactivity will apply to these revised final rates.

As a result of the two abovementioned tariff proceedings, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing wholesale access.

Regulatory Framework for Mobile Wireless Services

In June 2013, the predecessor to ISED published its new framework relating to transfers, divisions and subordinate licensing of spectrum licenses for commercial mobile spectrum. The framework sets out a series of considerations and criteria for reviewing license transfers and prospective transfers, while refraining from imposing specific quantitative or other approval thresholds. Among the considerations and criteria are: the current license holdings of the applicants in the licensed area, the overall distribution of holdings in the band and other commercial mobile bands in the licensed area, the availability of alternative spectrum, and the degree to which the applicants have deployed networks. The framework also sets out review procedures and timelines (normally 12 weeks from the time of receipt of all required information) and establishes a definition of “deemed transfers” subject to review. The new framework applies to license transfers and prospective transfers on or after the date of publication, and therefore will apply if and when we exercise our option to sell our Toronto AWS-1 license to Rogers under the Rogers LTE Agreement.

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

The Wireless Code was published on June 3, 2013 and came into force on December 2, 2013. It includes, among other things, a limit on early cancellation fees to ensure customers can take advantage of competitive offers at least every two years, as well as measures requiring service providers to unlock wireless devices, to offer a trial period for wireless contracts, and to set default caps on data overage charges and data roaming charges. On July 28, 2016, the CRTC initiated a proceeding to review the Wireless Code. As a result of this proceeding, we may face new regulatory obligations related to the provision of retail mobile wireless services.

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

On December 17, 2014, the Government of Canada’s second omnibus budget implementation bill for 2014 (C-43) received Royal Assent. This bill amends both the Telecommunications Act and the Radiocommunication Act to give the CRTC and ISED the option to impose monetary penalties on companies that violate established rules such as the Wireless Code and those related to the deployment of spectrum, services to rural areas and tower sharing.

On May 18, 2016, the CRTC initiated a proceeding to examine the policy issues surrounding the use of differential pricing practices by Internet service providers related to Internet data plans. This proceeding stems from an application made by several parties concerning our pricing practices used when offering its Unlimited Music service to its mobile wireless customers. The record of this proceeding is now closed and a decision is expected shortly. This decision may have an impact on our flexibility in the design and marketing of its wireless and wireline data services.

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

On June 26, 2014, the predecessor to ISED announced changes to the policy guiding the installation of new antenna towers, most notably to require companies to consult communities on all commercial tower installations regardless of height and to ensure residents are well informed of upcoming consultations. These changes are largely consistent with the joint protocol cited above.

D- Organizational Structure

We are a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a 81.07% owned subsidiary of Quebecor. The remaining 18.93% of Quebecor Media is owned by a subsidiary of CDPQ, one of Canada’s largest pension fund managers. The following chart illustrates our corporate structure as of March 13, 2017, including our significant subsidiaries, together with the jurisdiction of incorporation or organization of each entity. In each case, unless otherwise indicated, we own a 100% equity and voting interest in our subsidiaries.

E- Property, Plants and Equipment

Our corporate offices are located in leased space at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8 (187,592 square feet), in the same building as Quebecor Media’s head office.

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

Address	Owned/Leased Property	Use of Property	Floor Space Occupied (approximate sq. ft.)

Montréal, Québec 2155 Pie IX Street	Owned property	Office and Technical spaces, Headend	128,000

Montréal, Québec 150 Beaubien Street	Owned property	Office and Technical spaces, Headend	72,000

Montréal, Québec 800 de la Gauchetière Street	Leased property	Office space	52,000

Address	Owned/Leased Property	Use of Property	Floor Space Occupied (approximate sq. ft.)

Montréal, Québec 4545 Frontenac Street	Leased property	Office space, Warehouse, Headend	54,000

Montréal, Québec 888 De Maisonneuve Street	Leased property	Office space	49,000

Québec City, Québec 2200 Jean-Perrin Street	Owned property	Regional Headend for the Québec City region and Office space	40,000

Québec City, Québec 2675 Parc Technologique Blvd.	Owned property	Data Centre and Office space	91,000

Montréal, Québec 2900 Marie-Curie Avenue	Owned property	Data Centre and Office space	46,000

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

Videotron Business Solutions is a premier full-service telecommunications provider serving small and medium-sized and large-sized businesses, telecommunications carriers as well as a data center operator. Products and services for small and medium-sized businesses are supported by extensive coaxial, fibre optic and LTE wireless networks.

Videotron’s primary sources of revenue include: subscriptions for cable television, Internet access, cable and mobile telephony services, over-the-top video services (“Club illico”) and business solutions services.

TREND INFORMATION

Competition continues to be intense in the cable and alternative multichannel broadcast distribution industry and in the mobile telephony market. Moreover, the significant subscriber growth recorded in past years is not necessarily indicative of future growth due to penetration rates currently reached.

The Corporation requires substantial capital for the upgrade, expansion and maintenance of its wireline and wireless networks, the launch and expansion of new and additional services to support growth in its customer base and demand for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short, medium and long term in order to expand and upgrade systems and services, including expenditures relating to the cost of its mobile services` infrastructure deployment, maintenance and enhancement, advancements in Internet access, the introduction of virtual reality and TV everywhere requiring IP technology.

Moreover, the demand for wireless data services has been growing at high rates and it is projected that this demand will further increase in the future. The anticipated levels of data traffic will represent a growing challenge to the current wireless network’s ability to serve this traffic. The Corporation may have to acquire additional spectrum, if available, in order to address this increased demand.

HIGHLIGHTS SINCE DECEMBER 31, 2015

•	In 2016, revenues and ARPU grew 4.9% and 6.8%, respectively, compared to 2015.

•

Net growth of 117,900 revenue-generating units (“RGUs”) in 2016 (representing the total of our cable television, cable Internet and Club illico subscribers as well as cable and mobile telephony lines), compared with 168,200 net RGUs added in 2015. Total RGUs were 5,765,400 as of December 31, 2016.

•	We activated 125,300 net new lines on our mobile telephony service, bringing our total mobile customer base to 893,900 lines.

•

On January 12, 2017, we announced an agreement between 4Degrees Colocation inc. (“4Degrees”) and Megaport(USA), Inc., a global leader in secure interconnectivity. This partnership allows 4Degrees’ customers to link directly to the world’s largest providers of public cloud services. Companies may benefit from fast, secure and redundant access to business applications from Microsoft Corporation (Azure, Office 365, Exchange), Amazon Web, Inc. and Google.

•	Videotron received many honourable distinctions in 2016:

¡	For the eleventh consecutive year, according to market research firm Léger, Videotron was ranked Québec’s most admired company in the telecommunication industry.

¡	For the fifth time, according to a Léger survey published in Les Affaires, Videotron ranks as the best telecommunications service providers in Québec.

¡	For the third consecutive year, according to an Ipsos-Infopresse study, Videotron was ranked Québec’s most influential brand in the industry.

¡	According to leading market research firm Forrester, Videotron was ranked First in Customer Experience among Canadian Wireless, TV and Internet Service Providers.

•

On December 2, 2016, we issued a notice for the redemption of an aggregate principal amount of $175.0 million of our outstanding 6.875% Senior Notes issued on July 5, 2011 and due July 15, 2021. On January 5, 2017, the Senior Notes were redeemed at a redemption price of 103.438% of their principal amount for a cash consideration of $181.0 million.

•

On November 28, 2016, Videotron introduced five new Custom theme television packages tailored to meet its customers’ changing needs and make it easier for them to customize and select television channels. Customers are free to assemble their own television plan within the five new Custom theme packages which are: Custom Discovery, Custom Show Time, Custom Game Time, Custom Total and Custom Big Picture. Customers can further customize and enhance their plans by adding blocks of 5, 10 or 20 channels to these Custom packages.

•

On November 15, 2016, Videotron announced that it has begun implementing Docsis 3.1 technology on its network. This new-generation technology developed by the CableLabs consortium, of which Videotron is a member, will eventually deliver Internet speeds of up to 10 Gbps for downloads and 1 Gbps for uploads. In order to attain the anticipated Internet speeds, Videotron is now deploying Docsis 3.1 modems on its network and adapting its equipment and working protocols to the new technology.

•

On September 20, 2016, Videotron, Ericsson, École de technologie supérieure and the Société du quartier de l’innovation announced the creation of Canada’s first open-air smart living laboratory. For Videotron, this laboratory is another tool for identifying the applications and services that can best improve and simplify consumers’ daily lives, and those that can create the most value for businesses.

•

On September 13, 2016, 4Degrees officially opened its new data center in Montreal. Designed and built specifically for the purpose of data hosting, the new data center meets the highest international standards.

•

On July 16, 2016, Videotron announced that customers who have a Desjardins Visa card can use their mobile phones to make mobile payments, quickly and securely, at any store equipped with a contactless payment terminal. This new solution for Desjardins customers complements the existing selection of mobile payment options supported by Videotron.

•

On July 13, 2016, we launched the new Hybrid Fibre Giga Internet service, which offers connection speeds of up to 940 Mbps. This reaffirms Videotron as a technological leader in high-speed Internet services and the tremendous potential of its wireline network.

•

In June 2016, we amended our secured revolving credit facility and unsecured revolving credit facility to extend their maturity date to July 2021. Some of the terms and conditions related to these credit facilities were also amended.

•

On April 5, 2016, NBCUniversal Television & New Media Distribution Canada and Quebecor Content announced an agreement which allows Club illico to offer its subscribers the most recent programming from one of the world’s largest content producers and distributors in the world.

•

On January 7, 2016, we announced the acquisition of Fibrenoire inc. (“Fibrenoire”), which provides fibre-optic connectivity services to businesses, for a $125.0 million cash consideration, of which the net amount of $119.1 million was paid at closing (net of acquired cash in the amount of $1.8 million). A subsequent $0.2 million adjustment was received in the second quarter of 2016. The $5.9 million balance, including interest charges, was paid on February 7, 2017. Combining the capabilities of Videotron Business Solutions and Fibrenoire will make it possible to continue meeting the growing demand from business customers for fibre-optic connectivity and will strengthen our leadership in business telecommunications services.

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

Adjusted Operating Income

The Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, loss on debt refinancing, restructuring of operations, litigation and others items and income tax expense. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Adjusted Operating Income Margin

The Corporation defines adjusted operating income margin as the adjusted operating income expressed as a percentage of revenues under IFRS.

KEY PERFORMANCE INDICATOR

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony and Club illico revenues per average basic cable customer. ARPU is not a measurement that is calculated in accordance with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable and mobile telephony and Club illico services revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Table 1 below presents a reconciliation of adjusted operating income to net income as disclosed in our consolidated financial statements. The consolidated income statement data for the three-month periods ended December 31, 2016 and 2015 is derived from the unaudited consolidated statements and are not included in this annual report.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the consolidated financial statements

(in millions of dollars)

	Three - month period ended December 31		Twelve - month period ended December 31
	2016	2015	2016	2015	2014

Adjusted operating income	$363.8	$347.8	$1,447.0	$1,382.4	$1,348.3
Depreciation and amortization	(151.7)	(158.3)	(596.1)	(625.4)	(601.4)
Financial expenses	(41.0)	(43.0)	(161.5)	(167.4)	(169.2)
Loss on valuation and translation of financial instruments	(1.7)	(3.8)	(2.1)	(0.5)	(3.4)
Loss on debt refinancing	(7.3)	—	(7.3)	(12.2)	(21.4)
Restructuring of operations, litigation and other items	(4.6)	(3.5)	(15.9)	129.7	(39.4)
Income tax expense	(29.1)	(22.6)	(116.9)	(120.7)	(93.3)

Net income	$128.4	$116.6	$547.2	$585.9	$420.2

Analysis of Consolidated Results of Videotron

2016/2015 Year Comparison

Customer Statistics

Revenue-generating units – As of December 31, 2016, the total number of revenue-generating units stood at 5,765,400, an increase of 117,900 (2.1%) in 2016, compared with an increase of 168,200 (3.1%) in 2015.

Mobile telephony services – As of December 31, 2016, 893,900 lines were activated on our wireless telephony network, an increase of 125,300 (16.3%) in 2016, compared with an increase of 135,800 (21.5%) in 2015.

Cable Internet access services – The number of subscribers to cable Internet access services stood at 1,612,800 as at the end of 2016, an increase of 44,600 (2.8%) in 2016, compared with an increase of 30,700 (2.0%) in 2015. Our cable Internet access services household penetration rate (number of subscribers as a proportion of the 2,839,300 total homes passed) was 56.8% as of December 31, 2016, compared with 55.9% as of December 31, 2015.

Cable television services – Our combined customer base for cable television services decreased by 46,000 (2.6%) in 2016, compared with a decrease of 45,400 (2.5%) in 2015. As of December 31, 2016, our cable network household penetration rate was 59.6%, compared with 61.9% a year earlier.

•

The number of subscribers to illico Digital TV stood at 1,587,100 as at the end of 2016, an increase of 16,500 (1.1%) in 2016, compared with an increase of 17,000 (1.1%) in 2015. As of December 31, 2016, 93.9% of our cable television customers were subscribers to our illico Digital TV services, compared with 90.4% as of December 31, 2015. Our illico Digital TV household penetration rate was 55.9% as of December 31, 2016, compared with 56.0% as of December 31, 2015.

•	The customer base for analog cable television services decreased by 62,500 (37.6%) in 2016, compared with a decrease of 62,400 customers (27.3%) in 2015.

Cable telephony services – The number of cable telephony lines stood at 1,253,100 as at the end of 2016, a decrease of 63,200 (4.8%) in 2016, compared with a decrease of 32,700 (2.4%) in 2015. Our cable telephony services household penetration rate was 44.1% as of December 31, 2016, compared with 46.9% as of December 31, 2015.

Club illico – The number of subscribers to Club illico stood at 314,700 as at the end of 2016, an increase of 57,200 (22.2%) in 2016, compared with an increase of 79,800 (44.9%) in 2015.

Table 2

End-of-year customer numbers

(in thousands of customers)

	2016	2015	2014	2013	2012
Mobile telephony[1]	893.9	768.6	632.8	504.3	403.8
Cable Internet	1,612.8	1,568.2	1,537.5	1,506.0	1,444.0
Cable television:
Analog	103.8	166.3	228.7	297.7	374.1
Digital	1,587.1	1,570.6	1,553.6	1,527.4	1,480.9

	1,690.9	1,736.9	1,782.3	1,825.1	1,855.0
Cable telephony[1]	1,253.1	1,316.3	1,349.0	1,348.5	1,316.3
Club iIlico	314.7	257.5	177.7	58.2	—

Revenue-generating units (RGUs)	5,765.4	5,647.5	5,479.3	5,242.1	5,019.1

[1]	In thousands of lines.

2016/2015 Analysis of Results

Revenues: $3,144.3 million, an increase of $146.3 million (4.9%) compared with 2015.

Revenues from mobile telephony services increased by $106.7 million (26.4%) to $510.4 million, essentially due to customer growth and higher revenues per line.

Revenues from Internet access services increased by $58.0 million (6.3%) to $978.7 million. The favourable variance was mainly due to subscriber plans mix, rate increases, higher revenues from the leasing of Wi-Fi routers, subscriber growth and increased usage.

Revenues from cable television services decreased by $29.5 million (2.8%) to $1,024.3 million. This decrease was primarily due to the net customer base erosion, higher discounts and lower video-on-demand revenues, however partially offset by rate increases on some packages and higher revenues from the leasing of digital set-top boxes.

Revenues from cable telephony services decreased by $33.2 million (7.2%) to $424.8 million, mainly due to lower revenues per line due to higher discounts, the net customer base erosion and lower long-distance revenues.

Revenues from Club illico increased by $7.8 million (33.1%) to $31.4 million, essentially due to customer growth.

Revenues from business solutions increased by $42.1 million (60.9%) to $111.2 million, mainly due to the new revenues generated from the acquisition and integration of Fibrenoire and revenue growth from 4Degrees.

Revenues from equipment sales decreased by $4.0 million (6.9%) to $53.6 million, mainly due to lower sales of digital set-top boxes.

Other revenues decreased by $1.5 million (13.2%) in 2016 to $9.9 million.

Monthly ARPU: $144.86 in 2016, compared with $135.68 in 2015, an increase of $9.18 (6.8%). This growth is mainly explained by an increase in revenues from mobile telephony and internet access services, as detailed above.

Adjusted operating income: $1,447.0 million in 2016, an increase of $64.6 million (4.7%).

•	This increase was primarily due to:

¡	revenue increase, as detailed above;

¡	the favourable impact from the acquisition and integration of Fibrenoire, on January 7, 2016; and

¡	favourable variances of $8.6 million related to non-recurring items, including a $10.6 million charge related to provisions on litigation incurred in 2015.

Partially offset by:

¡	increase in losses on sale of mobile devices mitigated by the impact from the favourable variance in our “bring your own device” plans.

Purchase of goods and services, expressed as a percentage of revenues: Stable at 42.0% year-over-year.

Employee costs, expressed as a percentage of revenues: Stable at 12.0% year-over-year.

Depreciation and amortization charge: $596.1 million, a decrease of $29.3 million (4.7%) over 2015.

•	The decrease was mainly due to:

¡	the end of the accounting useful life of network assets for which the useful lives were reassessed in October 2000, when the Corporation was acquired by Quebecor Media; and

¡	a change in the assessment of the useful life of our spectrum licences, resulting in the cessation of the amortization of those assets during the second quarter of 2015.

Partially offset by:

¡	an increase in fixed assets and intangible assets, including through the acquisition of Fibrenoire.

Financial expenses (primarily comprised of interest on long-term debt): $161.5 million, a decrease of $5.9 million (3.5%) over 2015.

•	The decrease was mainly due to:

¡	$6.2 million decrease in loss on foreign currency translation of short-term monetary items; and

¡	$1.0 million favourable variance in other interest.

Partially offset by:

¡	$1.0 million unfavourable variance due to changes in tax consolidation arrangements; and

¡	$0.5 million increase in interest on defined benefit plans.

•	Interest on long-term debt remained stable year-over-year. The impact of our higher average indebtedness was offset by debt refinancing at lower interest rates.

Gain or loss on valuation and translation of financial instruments: Loss of $2.1 million in 2016, compared with a loss of $0.5 million in 2015, an unfavourable variance of $1.6 million.

•	The variance was mainly due to:

¡	a $4.7 million unfavourable fluctuation in the fair value of financial instruments under fair value and cash flow hedging relationships.

Partially offset by:

¡

a $3.1 million favourable variance in the fair value of early settlement options, caused by fluctuations in valuation assumptions, including interest rates and credit premiums implicit in the adjusted prices of the underlying instruments.

Loss on debt refinancing: $7.3 million in 2016, compared with $12.2 million in 2015, a favourable variance of $4.9 million.

•

In accordance with a notice issued on December 2, 2016, the Corporation redeemed, on January 5, 2017, $175.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021, at a redemption price of 103.438% of their principal amount. A $7.3 million loss was recorded in the consolidated statement of income of 2016 in connection with this redemption.

•

In accordance with a notice issued on June 16, 2015, the Corporation redeemed, on July 16, 2015, the entirety of its outstanding 9.125% Senior Notes issued on April 15, 2008 and maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million, at a redemption price of 101.521% of their principal amount, and unwound the related hedges in an asset position. A $0.2 million loss was recorded in the consolidated statement of income of 2015 in connection with this redemption, including a $2.1 million net gain previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on June 16, 2015, the Corporation redeemed, on July 16, 2015, the entirety of its outstanding 7.125% Senior Notes issued on January 13, 2010 and maturing on January 15, 2020, in the aggregate principal amount of $300.0 million, at a redemption price of 103.563% of their principal amount. A $13.6 million loss was recorded in the consolidated statement of income of 2015 in connection with this redemption.

•

In accordance with a notice issued on March 11, 2015, the Corporation redeemed, on April 10, 2015, the entirety of its 6.375% Senior Notes maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million, at a redemption price of 100% of their principal amount, and unwound the hedges in an asset position. A $1.7 million net gain was recorded in the consolidated statement of income of 2015 in connection with this redemption.

Restructuring of operations, litigation and other items: Loss of $15.9 million recorded in 2016, compared with a $129.7 million gain in 2015, an unfavourable variance of $145.6 million mainly due to the gain on litigation of $138.4 million recorded in the third quarter of 2015, and an increase in charges related to various restructuring initiatives.

Income tax expense: $116.9 million (effective tax rate of 17.6%) in 2016, compared with $120.7 million (effective tax rate of 17.1%) in 2015.

•	The decrease of $3.8 million was mainly due to:

¡	$11.4 million related to a decrease in taxable income;

¡	$6.4 million related to a reduction in deferred tax balances due to a change in substantively enacted tax rates; and

¡	$5.3 million related to non-taxable, non-deductible and other items.

Partially offset by:

¡	$16.1 million adjustment in 2015 in light of developments in tax audits, jurisprudence and tax legislation; and

¡	$3.2 million increase due to changes in tax consolidation arrangements with our parent corporation.

Net income attributable to shareholder: $547.2 million, a decrease of $38.6 million (6.6%).

•	The decrease was mainly due to:

¡	$145.6 million unfavourable variance in restructuring of operations, litigation and other items; and

¡	$1.6 million unfavourable variance in gain or loss on valuation and translation of financial instruments.

Partially offset by:

¡	$64.6 million increase in adjusted operating income;

¡	$29.3 million decrease in depreciation and amortization charges;

¡	$5.9 million decrease in financial expenses;

¡	$4.9 million favourable variance in gain or loss on debt refinancing; and

¡	$3.8 million decrease in income taxes.

2016/2015 Fourth Quarter Comparison

Customer statistics

Revenue-generating units – 62,300 (1.1%) increase in the fourth quarter of 2016, compared with an increase of 41,600 (0.7%) in the same period of 2015.

Mobile telephony services – As of December 31, 2016, 893,900 lines were activated on our mobile telephony services, an increase of 26,200 (3.0%) in the quarter, compared with an increase of 26,100 (3.5%) in the same period of 2015.

Cable Internet access services – The number of subscribers to cable Internet access services stood at 1,612,800 as at the end of the fourth quarter of 2016, an increase of 16,700 (1.0%) in the quarter, compared with an increase of 8,700 (0.6%) in the same period of 2015.

Cable television services – The combined customer base for cable television services decreased by 4,800 (0.3%) in the fourth quarter of 2016, compared with a decrease of 9,000 (0.5%) in the same period of 2015.

•

The number of subscribers to illico Digital TV stood at 1,587,100 as at the end of the fourth quarter of 2016, an increase of 16,300 (1.0%) during the quarter, compared with an increase of 6,000 (0.4%) in the same period of 2015.

•	The customer base for analog cable television services decreased by 21,100 (16.9%) in the fourth quarter of 2016, compared with a decrease of 15,000 customers (8.3%) in the same period of 2015.

Cable telephony services – The number of cable telephony lines stood at 1,253,100 as at the end of the fourth quarter of 2016, a decrease of 12,000 (0.9%) in the quarter, compared with a decrease of 13,200 (1.0%) in the same period of 2015.

Club illico – The number of subscribers to Club illico stood at 314,700 as at the end of the fourth quarter of 2016, an increase of 36,200 (13.0%) in the quarter, compared with an increase of 29,000 (12.7%) during the same period of 2015.

2016/2015 Fourth Quarter Analysis of Results

Revenues: $803.0 million, an increase of $28.2 million (3.6%) compared with the fourth quarter of 2015.

Revenues from mobile telephony services increased by $25.6 million (23.0%) to $137.1 million, essentially due to customer growth and higher revenues per line.

Revenues from Internet access services increased by $9.0 million (3.8%) to $248.5 million. The favourable variance was mainly due to subscriber plans mix, rate increases, subscriber growth and higher revenues from the leasing of Wi-Fi routers.

Revenues from cable television services decreased by $7.3 million (2.8%) to $256.2 million. This decrease was primarily due to the net customer base erosion, higher discounts, however partially offset by higher revenues from the leasing of digital set-top boxes and rate increases on some packages.

Revenues from cable telephony service decreased by $6.7 million (6.0%) to $104.8 million, mainly due to the net customer base erosion and lower revenues per line due to higher discounts.

Revenues from Club illico increased by $1.6 million (22.9%) to $8.6 million, essentially due to customer growth.

Revenues from business solutions increased by $12.1 million (66.9%) to $30.2 million, mainly due to the new revenues generated through the acquisition and integration of Fibrenoire and revenue growth from 4Degrees.

Revenues from equipment sales decreased by $5.5 million (26.8%) to $15.0 million, mainly due to lower sales of digital set-top boxes.

Other revenues decreased by $0.6 million (19.4%) in the fourth quarter to $2.5 million.

Monthly ARPU: $148.56 in the fourth quarter of 2016, compared with $140.19 in the same period of 2015, an increase of $8.37 (6.0%). This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Adjusted operating income: $363.8 million in the fourth quarter of 2016, an increase of $16.0 million (4.6%) compared to the same quarter of 2015.

•	This increase was primarily due to:

¡	revenue increase, as detailed above; and

¡	the favourable impact from the acquisition and integration of Fibrenoire, on January 7, 2016.

Partially offset by:

¡	increase in losses on sale of mobile devices mitigated by the impact from the favourable variance in our “bring your own device” plans.

Purchase of goods and services, expressed as a percentage of revenues: 42.8% in 2016, compared with 43.3% in 2015.

•	Purchase of goods and services expenses as a proportion of revenues decreased, primarily due to fixed-cost base, which does not fluctuate in sync with revenue growth.

Employee costs, expressed as a percentage of revenues: Stable at 11.9% year-over-year.

Depreciation and amortization charge: $151.7 million, a decrease of $6.6 million (4.2%), compared with 2015, mainly due to the end of the accounting useful life of network assets for which the useful lives were reassessed in October 2000, when the Corporation was acquired by Quebecor Media.

Financial expenses (primarily comprised of interest on long-term debt): $41.0 million in 2016, a decrease of $2.0 million (4.7%) compared with 2015.

•	The decrease was mainly due to:

¡	$2.9 million favourable variance in other financial expenses.

Partially offset by:

¡	$0.6 million unfavourable variance due to changes in tax consolidation arrangements.

Gain or loss on valuation and translation of financial instruments: $1.7 million loss in the fourth quarter of 2016, compared with a $3.8 million loss in the same quarter of 2015, a favourable variance of $2.1 million.

•	The variance was mainly due to:

¡

$3.5 million favourable variance in the fair value of early settlement options, caused by fluctuations in valuation assumptions, including interest rates and credit premiums implicit in the adjusted prices of the underlying instruments.

Partially offset by:

¡	$1.4 million unfavourable fluctuation in the fair value of financial instruments under fair value hedging relationships.

Loss on debt refinancing: $7.3 million in the fourth quarter of 2016, compared to nil in the same period of 2015.

•

In accordance with a notice issued on December 2, 2016, the Corporation redeemed, on January 5, 2017, $175.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021, at a redemption price of 103.438% of their principal amount. A $7.3 million loss was recorded in the consolidated statement of income of the fourth quarter of 2016 in connection with this redemption.

Restructuring of operations, litigation and other items: $4.6 million loss recorded in the fourth quarter of 2016, compared with a $3.5 million loss in the same quarter of 2015, an unfavourable variance of 1.1 million mainly due to an increase in charges related to various restructuring initiatives.

Income tax expense: $29.1 million (effective tax rate of 18.5%) in the fourth quarter of 2016, compared with $22.6 million (effective tax rate of 16.3%) in the same quarter of 2015.

•	The increase of $6.5 million was mainly due to:

¡	$9.6 million related to changes in tax consolidation arrangements with our parent corporation; and

¡	$4.9 million related to an increase in taxable income.

Partially offset by:

¡	$6.4 million related to a reduction in deferred tax balances due to a change in substantively enacted tax rates; and

¡	$1.6 million related to non-taxable, non-deductible items and other items.

Net income attributable to shareholder: $128.4 million, an increase of $11.8 million (10.1%).

•	The increase was mainly due to:

¡	$16.0 million increase in adjusted operating income;

¡	$6.6 million decrease in depreciation and amortization charges;

¡	$2.1 million favourable variance in gain or loss on valuation and translation of financial instruments; and

¡	$2.0 million decrease in financial expenses.

Partially offset by:

¡	$7.3 million unfavourable variance in gain or loss on debt refinancing;

¡	$6.5 million increase in income taxes expense; and

¡	$1.1 million unfavourable variance in restructuring of operations, litigation and other items.

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

Club illico – The number of subscribers to Club illico stood at 257,500 as at the end of 2015, an increase of 79,800 (44.9%) in 2015, compared with an increase of 119,500 (205.3%) in 2014.

2015/2014 Analysis of Results

Revenues: $2,998.0 million, an increase of $171.2 million (6.1%) compared with 2014.

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

Revenues from cable television services decreased by $21.0 million (2.0%) to $1,053.8 million, primarily due to net customer base erosion, higher discounts and lower video-on-demand orders, however partially offset by higher revenues per customer and higher revenues from the leasing of digital set-top-boxes.

Revenues from cable telephony services decreased by $17.1 million (3.6%) to $458.0 million. This decrease was mainly due to net customer base erosion, lower revenues per residential line and lower long distance call revenues, partially offset by higher revenues from business customers.

Revenues from Club illico services increased by $11.4 million (93.4%) to $23.6 million, essentially due to customer growth.

Revenues from business solutions increased by $3.5 million (5.3%) to $69.1 million, mainly due to the new revenues generated through the acquisition and integration of 4Degrees Colocation.

Revenues from equipment sales increased by $12.0 million (26.3%) to $57.6 million, mainly due to higher sales of mobile devices.

Other revenues increased by $1.8 million (18.7%) in 2015 to $11.4 million.

Monthly ARPU: $135.68 in 2015, compared with $125.16 in 2014, an increase of $10.52 (8.4%). This growth is mainly explained by an increase in revenues from mobile telephony and internet access services, as detailed above.

Adjusted operating income: $1,382.4 million in 2015, an increase of $34.1 million (2.5%).

•	This increase was primarily due to:

¡	revenue increase, as detailed above.

Partially offset by:

¡	increase in operating expenses such as professional fees, engineering costs, call centre costs and marketing costs;

¡	increase in losses on sale of mobile devices;

¡	increase in programming fees, including the impact from a non-recurring adjustment of $7.2 million recorded in 2014; and

¡	unfavourable variances of $13.9 million related to other non-recurring items, including provisions for litigations of $10.6 million.

Purchase of goods and services, expressed as a percentage of revenues: 42.0% in 2015, compared with 40.2% in 2014.

•	Purchase of goods and services expenses as a proportion of revenues increased, primarily due to:

¡	increase in losses on sale of mobile devices; and

¡	unfavourable variance of $21.1 million related to non-recurring items.

Employee costs, expressed as a percentage of revenues: 11.9% in 2015, compared with 12.1% in 2014.

•	Employee costs as a proportion of revenues decreased slightly as revenues grew more rapidly.

Depreciation and amortization charge: $625.4 million, an increase of $24.0 million (4.0%) over 2014.

•	The increase was mainly due to:

¡	increase in assets related to our wireless LTE network launched in September 2014; and

¡	increase in illico Digital TV set-top boxes related to our rental program.

Partially offset by:

¡	a change in the assessment of the useful life of our spectrum licences, resulting in the cessation of the amortization of those assets during the second quarter of 2015.

Financial expenses (primarily comprised of interest on long-term debt): $167.4 million, a decrease of $1.8 million (1.1%) over 2014.

•	The decrease was mainly due to:

¡	$14.2 million decrease in interest on long-term debt, mainly due to lower interest rates on our indebtedness.

Partially offset by:

¡	$5.7 million unfavourable variance in other financial expenses, mainly due to interest charges on legal provisions recorded during the year, and lower interest revenues on cash and cash equivalents;

¡	$3.0 million increase in loss on foreign currency translation of short-term monetary items, due to a weaker Canadian currency;

¡	$2.5 million unfavourable variance due to changes in tax consolidations arrangements; and

¡	$1.9 million increase in interest costs on defined benefit plans.

Gain or loss on valuation and translation of financial instruments: Loss of $0.5 million in 2015, compared with a loss of $3.4 million in 2014, a favourable variance of $2.9 million.

•

The change was mainly due to a $3.1 million loss financial instruments for which hedge accounting was not used recorded in 2014 and a favourable variance in the fair value of early settlement options, caused by fluctuations in valuation assumptions, including interest rates and credit premiums implicit in the adjusted prices of the underlying instruments.

Loss on debt refinancing: $12.2 million in 2015, compared with $21.4 million in 2014, a favourable variance of $9.2 million.

•

In accordance with a notice issued on June 16, 2015, the Corporation redeemed, on July 16, 2015, the entirety of its outstanding 9.125% Senior Notes issued on April 15, 2008 and maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million, at a redemption price of 101.521% of their principal amount, and unwound the related hedges in an asset position. A $0.2 million loss was recorded in the consolidated statement of income of 2015 in connection with this redemption, including a $2.1 million net gain previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on June 16, 2015, the Corporation redeemed, on July 16, 2015, the entirety of its outstanding 7.125% Senior Notes issued on January 13, 2010 and maturing on January 15, 2020, in the aggregate principal amount of $300.0 million, at a redemption price of 103.563% of their principal amount. A $13.6 million loss was recorded in the consolidated statement of income of 2015 in connection with this redemption.

•

In accordance with a notice issued on March 11, 2015, the Corporation redeemed, on April 10, 2015, the entirety of its 6.375% Senior Notes maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million, at a redemption price of 100% of their principal amount, and unwound the hedges in an asset position. A $1.7 million net gain was recorded in the consolidated statement of income of 2015 in connection with this redemption.

•

In accordance with a notice issued on March 26, 2014, the Corporation redeemed, on April 24, 2014, US$260.0 million aggregate principal amount of its outstanding 9.125% Senior Notes issued on March 5, 2009 and maturing on April 15, 2018 at a redemption price of 103.042% of their principal amount. A $21.4 million net loss was recorded in the consolidated statement of income in 2014 in connection with this redemption, including a $1.7 million loss previously recorded in “Other comprehensive income.”

Restructuring of operations, litigation and other items: $129.7 million gain recorded in 2015, compared with a $39.4 million loss in 2014, a favourable variance of $169.1 million. This variation mainly reflects the gain on litigation of $138.4 million recorded in 2015, the loss on litigation of $34.3 million recorded in 2014, and an increase in charges related to the gradual decommissioning of our analog cable television network infrastructure.

Income tax expense: $120.7 million (effective tax rate of 17.1%) in 2015, compared with $93.3 million (effective tax rate of 18.2%) in 2014.

•	The increase of $27.4 million was mainly due to:

¡	$51.9 million related to an increase in taxable income.

Partially offset by:

¡	$16.1 million in light of developments in tax audits, jurisprudence and tax legislation; and

¡	$11.1 million related to other non-taxable or non-deductible items and other items.

Net income attributable to shareholder: $585.9 million, an increase of $165.7 million (39.4%).

•	The increase was mainly due to:

¡	$169.1 million favourable variance in restructuring of operations, litigation and other items;

¡	$34.1 million increase in adjusted operating income;

¡	$9.2 million favourable variance in gain or loss on debt refinancing;

¡	$2.9 million favourable variance in gain or loss on valuation and translation of financial instruments; and

¡	$1.8 million decrease in financial expenses.

Partially offset by:

¡	$27.4 million increase in income taxes; and

¡	$24.0 million increase in depreciation and amortization charges.

CASH FLOW AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date. This section should be read in conjunction with the discussions on trends under “Trend Information” above and on the Corporation’s risks under “Item 3. Key Information – B. Risk Factors” below, and on the Corporation’s financial risks under “Financial Instruments and Financial Risk Management” below.

Operating activities

2016 Financial Year

Cash flows provided by operating activities: $1,244.1 million in 2016, compared with $1,208.0 million in 2015, an increase of $36.1 million (3.0%).

•	The increase was mainly due to:

¡

$210.1 million favourable variance in non-cash balances related to operations, mainly due to a $64.1 million favourable variation in inventories and a $140.0 million favourable variation related to income taxes payable;

¡	$64.6 million increase in adjusted operating income; and

¡	$7.1 million favourable variance on cash interest expenses.

Partially offset by:

¡	$145.6 million unfavourable variance in restructuring of operations, litigation and other items; and

¡	$99.6 million increase in current income tax expenses.

Working capital: Negative $490.4 million as of December 31, 2016, compared with negative $380.9 million as of December 31, 2015. The difference mainly reflects the increase in income taxes payable, a decrease in inventories and an increase in trade payables and accruals.

2015 Financial Year

Cash flows provided by operating activities: $1,208.0 million in 2015, compared with $1,106.5 million in 2014, an increase of $101.5 million (9.2%).

•	The increase was mainly due to:

¡	$169.1 million favourable variance in restructuring of operations, litigation and other items;

¡	$53.4 million decrease in current income tax expenses;

¡	$34.1 million increase in adjusted operating income; and

¡	$2.7 million favourable variance on cash interest expenses.

Partially offset by:

¡

$158.2 million unfavourable variance in non-cash balances related to operations, mainly due to an increase in inventories, payment of outstanding income tax balances and a decrease in current income taxes.

Working capital: Negative $380.9 million as of December 31, 2015, compared with negative $332.0 million as of December 31, 2014. The difference mainly reflects the payment of $218.8 million for 2500 MHz and AWS-3 spectrum licences acquired during the year, cash outflows from debt redemption transactions and distributions paid to the parent corporation; partially offset by the net cash inflow from share capital issuance, the cash inflow from the gain on the litigation with Bell ExpressVu Limited Partnership, the decrease in income taxes payable and the cash inflows from debt issuance and revolving credit facility drawings.

Investing Activities

2016 Financial Year

Additions to fixed assets: $666.7 million in 2016, compared with $630.1 million in 2015. The increase is mainly explained by investments in our data centers and our wireless and wireline networks, partially offset by a decrease related to our illico Digital set-top boxes rental program.

Additions to intangible assets: $125.5 million in 2016, compared with $312.1 million in 2015. Excluding the disbursement of $218.8 million in 2015 for the acquisition of spectrum licences, the increase of $32.2 million is explained by the acquisition of licences related to various IT platforms and LTE wireless capacity.

Business acquisition: $118.9 million in 2016, compared with $35.2 million in 2015.

•

In January 2016, the Corporation acquired Fibrenoire, a company that provides fibre-optic connectivity services, for a cash consideration of $118.9 million, net of cash acquired and a balance payable of $5.6 million. The transaction will enable Videotron Business Solutions and Fibrenoire to join forces to continue to meet the growing demand from business customers for fibre-optic connectivity.

•

In March 2015, the Corporation acquired 4Degrees Colocation and its data center for a total consideration of $35.2 million, net of cash acquired and working capital adjustments. This acquisition will enable the Corporation to continue to meet its business customers’ growing technological and hosting needs.

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

Business acquisition: In March 2015, the Corporation acquired 4Degrees Colocation and its data center for a total consideration of $35.2 million, net of cash acquired and working capital adjustments.

Business disposal: In 2015, $7.8 million net proceeds from the sale to our parent corporation of the specialized web site reseaucontact.com that occurred in November 2013.

Financing Activities

2016 Financial Year

Consolidated debt (long-term debt plus bank indebtedness): $105.1 million decrease in 2016.

•	Summary of debt decreases in 2016:

¡

$57.7 million favourable impact of exchange rate fluctuations. This decrease in long-term debt is offset by a decrease in the asset (or an increase in the liability) related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”;

¡	$37.4 million decrease in drawings under our secured revolving credit facilities; and

¡	repayment of $10.7 million of borrowings under our bank credit facility.

Assets and liabilities related to derivative financial instruments: Net asset of $417.8 million as of December 31, 2016, compared with a net asset of $494.2 million as of December 31, 2015, a $76.4 million unfavourable variance. The variance was mainly due to the unfavourable impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments.

In June 2016, the Corporation amended its secured revolving credit facility and unsecured revolving credit facility to extend their maturity to July 2021. Some of the terms and conditions related to these credit facilities were also amended.

Dividends: Net decrease of $383.0 million in cash distributions to our parent corporation in 2016 compared with 2015.

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

¡

$337.8 million unfavourable impact of exchange rate fluctuations. This increase in long-term debt is offset by an increase in the asset (or a decrease in the liability) related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”;

¡	$246.7 million drawings on our secured revolving credit facilities; and

¡	$11.7 million net change in bank indebtedness.

•	Summary of debt reductions during the same period:

¡	redemption and retirement, on April 10, 2015, of all of our outstanding 6.375% Senior Notes due in December 2015, for a total aggregate notional amount of US$175.0 million;

¡	redemption and retirement, on July 16, 2015, of all of our outstanding 9.125% Senior Notes due in April 2018, for a total aggregate notional amount of US$75.0 million;

¡	redemption and retirement, on July 16, 2015, of all of our outstanding 7.125% Senior Notes due in January 2020, for a total aggregate notional amount of $300.0 million; and

¡	repayment of $10.7 million of borrowings under our bank credit facility.

Assets and liabilities related to derivative financial instruments: Net asset of $494.2 million as of December 31, 2015, compared with a net asset of $111.2 million as of December 31, 2014, a $383.0 million favourable variance.

•	The variance was mainly due to:

¡	favourable net impact from exchange rate and interest rate fluctuations on the value of derivative financial instruments; and

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

Financial Position as of December 31, 2016

Net available liquid assets: $745.3 million for the Corporation and its wholly owned subsidiaries, consisting of $755.4 million in unused availabilities under credit facilities, less $10.1 million in bank indebtedness. Pro forma the incremental drawings under our secured revolving credit facility to finance the partial redemption, on January 5, 2017, of our 6.875% Senior Notes maturing in July 2021, the Corporation has $570.3 million in net available liquid assets, consisting of $580.4 million in unused availabilities under credit facilities, less $10.1 million in bank indebtedness.

Uses of Liquidity and Capital Resources

Our principal liquidity and capital resource requirements consist of:

•

capital expenditures to maintain and upgrade our network in order to support the growth in our customer base and the launch and expansion of new or additional services, including the expansion and upgrade of our wireless network;

•	servicing and repayment of debt;

•	tax consolidation arrangements; and

•	distributions to our shareholder.

Capital expenditures: $792.2 million in 2016, a decrease of $149.9 million (15.9%) compared with 2015.

•	The decrease was mainly due to:

¡	the acquisition of spectrum licences of $218.8 million in 2015.

Partially offset by:

¡	the investments made on our data centers, our wireless and wireline networks and some IT investment programs.

Table 3

Additions to fixed and intangible assets

(in millions of dollars)

	2016	2015	2014
Customer premises equipment	$231.7	$239.1	$220.5
Scalable infrastructure	238.5	253.5	233.2
Line extensions	62.3	58.7	59.1
Upgrade/rebuild	67.4	62.9	74.6
Support capital and other	192.3	327.9	323.1

Total additions to fixed and intangible assets	$792.2	$942.1	$910.5

Consolidated long-term debt (long-term debt plus bank indebtedness): $3,173.2 million as of December 31, 2016, a decrease of $105.1 million; $76.4 million unfavourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of December 31, 2016, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 4

Minimum principal payments on Videotron’s long-term debt

12 months ending December 31

(in millions of dollars)

2017	$10.7
2018	5.4
2019	–
2020	–
2021	509.4
2022 and thereafter	2,654.8

Total	$3,180.3

The weighted average term of Videotron’s consolidated debt was approximately 6.8 years as of December 31, 2016 (6.8 years pro forma for the partial redemption on January 5, 2017), compared to 7.6 years as of December 31, 2015. The debt consisted of approximately 85.5% fixed-rate debt (79.2% pro forma for the partial redemption on January 5, 2017), compared to 84.0% as of December 31, 2015, and 14.5% floating-rate debt (20.8% pro forma for the partial redemption on January 5, 2017), compared to 16.0% as of December 31, 2015.

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

We may (but are under no obligation to) from time to time seek to retire or purchase our outstanding senior notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on our liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). As of December 31, 2016, the Corporation was in compliance with all required financial ratios.

Servicing and Repayment of Debt: Cash interest payments of $154.4 million in 2016, a decrease of $4.3 million compared with 2015.

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

On February 12, 2016, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 430,000 preferred shares, Series B, for a total cash consideration of $430.0 million, and settled cumulative unpaid dividends of $6.9 million. On the same day, the Corporation used the total proceeds of $430.0 million to repay part of its subordinated loan contracted from Quebecor Media Inc.

On March 1, 2016, the Corporation contracted a subordinated loan of $625.0 million from Quebecor Media Inc., bearing interest at a rate of 11.5%, payable every six months on June 20 and December 20, and maturing on March 1st, 2046. On the same day, the Corporation invested the total proceeds of $625.0 million into 625,000 preferred shares, Series D, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 11.6%, payable semi-annually.

On November 1, 2016, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 1,660,000 preferred shares, Series B and 625,000 preferred shares, Series D for a total cash consideration of $2.29 billion, and settled cumulative unpaid dividends of $92.7 million. On the same day, the Corporation used the total proceeds of $2.29 billion to repay its subordinated loans contracted from Quebecor Media Inc.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries, on terms equivalent to those that prevail on an arm’s length basis and accounted for at the consideration agreed between parties.

Distributions to our shareholder: We paid $83.0 million in common dividends to our shareholder, Quebecor Media, in the fourth quarter of 2016 ($85.0 million in the fourth quarter of 2015). For the year ended December 31, 2016, we paid $282.0 million in common dividends to our shareholder, compared with $665.0 million in 2015. We expect to make cash distributions to our shareholder in the future, as determined by our Board of Directors, and within the limits set by the terms of our indebtedness and applicable laws.

Analysis of Consolidated Balance Sheets as of December 31, 2016

Table 5

Consolidated Balance Sheets of Videotron

Analysis of significant variances between December 31, 2016 and December 31, 2015

(in millions of dollars)

	December 31, 2016	December 31, 2015	Variance	Variance detail

Assets

Accounts receivable	$329.0	$272.6	$56.4	Timing of weekly billing cycles

Inventories	86.1	114.2	(28.1)	Sale and rental of illico set-top boxes

Investments	–	2,090.0	(2,090.0)	Redemption of preferred shares of an affiliated corporation for tax consolidation arrangements

Fixed assets	3,261.9	3,080.7	181.2	Investments from the acquisition of Fibrenoire, on our data centers, our wireless and wireline networks and acquisition of Fibrenoire.

Intangible assets	1,123.3	1,071.4	51.9	Development of various IT platforms and acquisition of LTE wireless capacity

Goodwill	535.9	448.9	87.0	Acquisition of Fibrenoire

Derivative financial instruments	417.8	494.2	(76.4)	See “Financing Activities” above

Liabilities

Accounts payable and accrued charges	456.4	422.8	33.6	Impact of current variances in activity

Deferred revenues	309.9	267.3	42.6	Timing of weekly billing cycles

Income taxes (receivables) payable	33.4	(17.9)	51.3	Impact of income tax payments and expenses

Long-term debt, including short-term portion and bank indebtedness	3,173.2	3,278.3	(105.1)	See “Financing Activities” above

Subordinated loan from parent corporation	–	2,090.0	(2,090.0)	Repayment of loan payable to the parent corporation for tax consolidation arrangements

Deferred income taxes	525.5	561.3	(35.8)	Decrease in temporary differences, mainly related to a general partnership, offset by an increase in differences related to fixed assets and intangible assets

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As of December 31, 2016, material contractual obligations included: capital repayment and interest payments on long-term debt, obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments, operating lease arrangements and capital asset purchases and other commitments. Table 6 below shows a summary of our contractual obligations.

Table 6

Contractual obligations of the Corporation as of December 31, 2016

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Contractual obligations[1]
Accounts payable and accrued charges	$456.4	$456.4	$–	$–	$–
Amounts payable to affiliated corporations	66.5	66.5	–	–	–
Bank credit facility	16.1	10.7	5.4	–	–
Revolving credit facilities	209.4	–	–	209.4	–
6 7/8% Senior Notes due July 15, 2021	300.0	–	–	300.0	–
5% Senior Notes due July 15, 2022	1,074.2	–	–	–	1,074.2
5 3/8% Senior Notes due June 15, 2024	805.6	–	–	–	805.6
5 5/8% Senior Notes due June 15, 2025	400.0	–	–	–	400.0
5 3/4% Senior Notes due January 15, 2026	375.0	–	–	–	375.0
Interest payments[2]	1,022.3	115.1	304.9	294.7	307.6
Derivative financial instruments[3]	(436.4)	(18.3)	–	–	(418.1)
Operating lease commitments	176.4	41.2	63.0	30.6	41.6
Services and capital equipment commitments	334.4	66.0	70.6	56.3	141.5

Total contractual cash obligations	$4,799.9	$737.6	$443.9	$891.0	$2,727.4

[1]

Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2016.

[3]	Estimated future receipts, net of disbursements, related to foreign exchange hedging using derivative financial instruments.

Material commitments included in Table 6

The Corporation leases sites for its LTE wireless network under operating lease contracts, and has contracted long-term commitments to acquire equipment for a total future disbursement of $85.1 million.

In May 2013, the Corporation and Rogers Communications signed a set of service sharing and exchange agreements, including a 20-year agreement to build out and operate a shared LTE wireless network in the Province of Québec and in the Ottawa Region. As of December 31, 2016, a total commitment of $273.5 million was outstanding under this agreement.

Pension plan contributions

The expected employer contributions to the Corporation’s defined benefit pension plans and postretirement benefits plans will be $19.5 million in 2017 based on the most recent financial actuarial reports filed (contributions of $21.1 million were paid in 2016).

Related Party Transactions

In addition to the related party transactions disclosed elsewhere in this annual report, the Corporation entered into the following transactions with affiliated corporations and the parent corporation. These transactions were accounted for at the consideration agreed between parties:

Table 7

Related party transactions

(in millions of dollars)

	2016	2015	2014
Ultimate parent and parent corporation :
Revenues	$0.5	$0.7	$0.7
Purchase of goods and services	8.0	8.6	7.6
Operating expenses recovered	(0.8)	(0.6)	(0.7)

Affiliated corporations :
Revenues	5.9	8.1	10.3
Purchase of goods and services	104.2	103.4	81.1
Operating expenses recovered	(1.3)	(1.4)	(0.7)

Off-Balance Sheet Arrangements

Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

•	Operating Leases

The Corporation has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. As of December 31, 2016, the maximum exposure with respect to the guarantees was $14.0 million and no liability has been recorded in the consolidated balance sheet.

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

The bank credit facilities provide for a $630.0 million secured revolving credit facility that matures in July 2021, a $335.0 million unsecured revolving credit facility that matures in July 2021, and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facilities bear interest at Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a margin, depending on the Corporation’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate plus a margin. The secured bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and most of its wholly owned subsidiaries. As of December 31, 2016, the secured bank credit facilities were secured by assets with a carrying value of $5,804.3 million ($7,646.3 million in 2015). The bank credit facilities contain covenants such as maintaining certain financial ratios, limitations on the Corporation’s ability to incur additional indebtedness, pay dividends and make other distributions. As of December 31, 2016, $209.4 million was drawn on the secured revolving credit facilities ($246.7 million in 2015), $16.1 million was outstanding on the export financing facility ($26.8 million in 2015) and no amount was drawn on the unsecured revolving credit facility.

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

Description of Derivative Financial Instruments

Table 8

Foreign exchange forward contracts as of December 31, 2016

(in millions of dollars)

Maturity	Canadian dollar average exchange rate per one U.S. dollar	Notional amount sold		Notional amount bought
Less than 1 year	1.3249		$220.2	US$	166.2
Less than 1 year[1]	1.3849	US$	260.0		$360.1

Table 9

Cross-currency interest rate swaps as of December 31, 2016

(in millions of dollars)

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in Canadian dollars	Canadian dollar exchange rate on interest and capital payments per one U.S. dollar
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
5.375% Senior Notes due 2024[1]	2008 to 2017	US$	260.0	9.21%	1.2965
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptances 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039

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

The losses on valuation and translation of financial instruments for the years ended December 31, 2016, 2015 and 2014 are summarized in the following table.

Table 10

Loss on valuation and translation of financial instruments

(in millions of dollars)

	2016	2015	2014
Loss (gain) on the ineffective portion of fair value hedges	$2.0	$(3.5)	$(3.2)
(Gain) loss on embedded derivatives related to long-term debt	(0.1)	3.6	4.9
Loss (Gain) on reversal of embedded derivatives upon debt redemption	0.2	(0.3)	(0.6)
Loss on derivative financial instruments for which hedge accounting is not used	–	–	3.1
Loss (gain) on the ineffective portion of cash flow hedges	–	0.7	(0.8)

	$2.1	$0.5	$3.4

A loss of $18.3 million was recorded under “Other comprehensive income” in 2016 in relation to cash flow hedging relationships (gain of $2.1 million in 2015 and loss of $7.2 million in 2014).

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

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2016 and 2015 are as follows:

Table 11

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	2016		2015
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1,2]	$(3,180.3)	$(3,266.4)	$(3,286.1)	$(3,289.6)
Derivative financial instruments[3]
Early settlement options	0.4	0.4	1.0	1.0
Foreign exchange forward contracts[4]	2.5	2.5	9.3	9.3
Cross-currency interest rate swaps[4]	415.3	415.3	484.9	484.9

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.

[2]	The fair value of long-term debt excludes the fair value of early settlement options, which is presented separately in the table.

[3]	The fair value of the derivative financial instruments designated as hedges is an asset position of $417.8 million as of December 31, 2016 ($494.2 million as of December 31, 2015).

[4]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

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

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2016, no customer balance represented a significant portion of the Corporation’s consolidated accounts receivable. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $19.3 million as of December 31, 2016 ($16.6 million as of December 31, 2015). As of December 31, 2016, 7.7% of accounts receivable were 90 days past their billing date (7.4% as of December 31, 2015), of which 58.9% had an allowance for doubtful accounts (63.3% as of December 31, 2015).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2016 and 2015:

Table 12

Changes in Allowance for Doubtful Accounts

(in millions of dollars)

	2016	2015

Balance as of beginning of year	$16.6	$15.4
Charged to income	33.8	30.2
Utilization	(31.2)	(29.0)
Business acquisition	0.1	–

Balance as of end of year	$19.3	$16.6

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

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 6.8 years as of December 31, 2016 (6.8 years pro forma for the partial redemption on January 5, 2017), compared to 7.6 years as of December 31, 2015. (see also “Contractual obligations” above).

Market Risk

Market risk is the risk that changes in market prices due to foreign exchange rates and/or interest rates will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign Currency Risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2016, to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures and to lock-in the value of certain derivative financial instruments through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a Canadian dollar per one U.S. dollar:

Table 13

Estimated Sensitivity of Variances in Year-end Exchange Rate

(in millions of dollars)

Increase (decrease)	Income	Other comprehensive income
Increase of $0.10
Gain on valuation and translation of financial instruments and derivative financial instruments	$2.0	$27.6
Decrease of $0.10
Gain on valuation and translation of financial instruments and derivative financial instruments	(2.0)	(27.6)

Interest Rate Risk

The Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into various cross-currency interest rate swap agreements in order to manage interest rate risk exposure. As of December 31, 2016, after taking into account the hedging instruments, long-term debt consisted of approximately 85.5% fixed-rate debt (79.2% pro forma for the partial redemption on January 5, 2017), compared to 84.0% as of December 31, 2015, and 14.5% floating-rate debt (20.8% pro forma for the partial redemption on January 5, 2017), compared to 16.0% as of December 31, 2015.

The estimated sensitivity on interest payments of a 100 basis point variance in the year-end Canadian Banker’s acceptance rate as of December 31, 2016 is $4.0 million.

The estimated sensitivity on income and other comprehensive income, before income tax, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments, as per the Corporation’s valuation model, is as follows:

Table 14

Estimated Sensitivity of Variances in the Discount Rate

(in millions of dollars)

Increase (decrease)	Income	Other comprehensive income
Increase of 100 basis points	$(2.6)	$(18.4)
Decrease of 100 basis points	2.6	18.4

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt and net assets and liabilities related to derivative financial instruments, less cash and cash equivalents. The capital structure as of December 31, 2016 and 2015 is as follows:

Table 15

Capital Structure of the Corporation

(in millions of dollars)

	December 31, 2016	December 31, 2015
Bank indebtedness	$10.1	$11.7
Long-term debt	3,163.1	3,266.6
Derivative financial instruments	(417.8)	(494.2)
Cash and cash equivalents	(1.0)	(1.7)

Net liabilities	2,754.4	2,782.4
Equity	$1,071.7	$813.8

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

The Corporation provides services under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet, cable and mobile telephony and over-the-top video, including connection costs and rental of equipment); the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. Arrangement consideration is allocated among the separate accounting units based on their relative fair values.

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

The net book value of goodwill as of December 31, 2016 was $535.9 million.

Useful life of spectrum licences

Management has concluded that spectrum licences have an indefinite useful life. This conclusion was based on the analysis of factors such as the Corporation’s financial ability to renew the spectrum licences, the competitive, legal and regulatory landscape, and the future expected use of the spectrum licences. Therefore, the determination that spectrum licences have an indefinite useful life involves judgment and it could have an impact on the amortization charge recorded in the consolidated statement of income if management was to change its conclusion in the future as it did in 2015.

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

The Corporation’s defined benefit obligations with respect to defined benefit pension plan and postretirement benefits plan are measured at present value and assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of Videotron’s actuaries. Key assumptions relate to the discount rate, the rate of increase in compensation, retirement age of employees, healthcare costs, and other actuarial factors. Defined benefit pension plan assets are measured at fair value and consist of equities and corporate and government fixed-income securities.

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

Stock-based compensation

Stock-based awards to employees that call for settlement in cash, as deferred share units and performance share units, or other assets at the option of the employee, as stock option awards, are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

The fair value of deferred share units and performance share units is based on the underlying share price at the date of valuation. The fair value of stock option awards is determined by applying an option-pricing model, taking into account the terms and conditions of the grant and assumptions such as the risk-free interest rate, the distribution yield, the expected volatility and the expected remaining life of the option.

The judgment and assumptions used in determining the fair value of stock-based compensations liability may have an effect on the compensation cost recorded in the statements of income.

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

The amount recognized as a provision is the best estimate of the expenditures required to settle the present obligation at the balance sheet date or to transfer it to a third party at that time, and is adjusted for the effect of time value when material. The amount recognized for onerous contracts is the lower of the cost necessary to fulfill the obligations, net of expected economic benefits deriving from the contracts, and any indemnity or penalty arising from failure to fulfill those obligations.

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

Change in accounting estimate

In the second quarter of 2015, the Corporation changed its assessment of the useful life of its spectrum licences. In light of recent spectrum auctions and developments in the telecommunication industry, the Corporation is now of the view that these spectrum licences have an indefinite useful life based on the following facts:

•	The Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Innovation, Science and Economic Development (“ISED”) Canada;

•	The Corporation has the financial and operational ability to renew these spectrum licences;

•	Currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences;

•	The Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

Accordingly, the Corporation ceased to amortize spectrum licences used in its operations as of April 1, 2015 and no amortization expense was recorded after this date. The straight-line amortization expense recorded relating to these licences was $13.9 million in 2015 and $55.4 million in 2014.

Recent Accounting Pronouncements

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

The Corporation does not expect its consolidated financial statements to be materially impacted by the adoption of IFRS 9.

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

The Corporation expects that the adoption of IFRS 15 will have significant impacts on its consolidated financial statements with regards to the timing in the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs to obtain a contract and of certain other costs.

Under IFRS 15, the total consideration from a contract with multiple deliverables will need to be allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Corporation provides mobile services under contracts with multiple deliverables. Among other impacts, the adoption of IFRS 15 will result in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of revenues will therefore change under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract will remain the same over the contract term.

In addition, under IFRS 15, certain costs to obtain a contract will be capitalized and amortized as operating expenses over the contract term or over the period of time the customer is expected to remain a customer of the Corporation. Currently, such costs are expensed as incurred. Also, the capitalization of connection costs will no longer be limited to the related connection revenues.

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

The Corporation expects that the adoption of IFRS 16 will have significant impacts on its consolidated financial statements since the Corporation is engaged in various long-term leases on premises and equipment.

Under IFRS 16, most lease charges will be expensed as an asset amortization charge, along with a financial charge on the asset related financial liabilities. As operating lease charges are currently recognized as operating expenses as they are incurred, the adoption of IFRS 16 will change the timing of the recognition of these lease charges over the term of each lease. It will also affect the classification of expenses in the statement of income.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A-	Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers at March 13, 2017:

Name and Municipality of Residence	Age	Position

THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D. Montréal, Québec	77	Director and Chair of the Board

ANDRÉ P. BROSSEAU (1) Montréal, Québec	55	Director

JEAN LA COUTURE, FCPA, FCA(1) Montréal, Québec	70	Director and Chair of the Audit Committee

SYLVIE LALANDE Lachute, Québec	66	Director

NORMAND PROVOST(1) Brossard, Québec	62	Director

MANON BROUILLETTE Montréal, Québec	48	President and Chief Executive Officer

JEAN NOVAK Knowlton, Québec	53	President, Videotron Business Solutions, President, Le SuperClub Vidéotron ltée, and Senior Vice President, Sales Network and Retail Sector

HUGUES SIMARD Montréal, Québec	50	Senior Vice President and Chief Financial Officer

PIERRE BONIN Montreal West, Québec	54	Chief Information Officer

SYLVAIN BROSSEAU Varennes, Québec	53	Senior Vice President, Operations, Customer Service

JULIE BRAULT Laval, Québec	47	Vice President, Branding & Omnichannel Digital Strategy

ALAIN CHARLEBOIS Laval, Québec	45	Vice President, Human Resources

Name and Municipality of Residence	Age	Position

MOHAMED DRIF Montréal, Québec	50	Vice President, Engineering, Networks

BERTRAND HÉBERT Boucherville, Québec	50	Vice President, Marketing

SERGE LEGRIS St-Lazare, Québec	51	Vice President, Engineering, Technologies and Products

CHLOÉ POIRIER Nuns’ Island, Québec	47	Vice President and Treasurer

MARC M. TREMBLAY Westmount, Québec	56	Corporate Secretary

(1)	Member of the Audit Committee

The Right Honourable Brian Mulroney, P.C., C.C., LL.D, Director and Chairman of the Board. Mr. Mulroney was appointed as Director and Chairman of the Board of Videotron on June 19, 2014. He has been a Director of Quebecor Media since January 31, 2001 and director of Quebecor since 1999. He was appointed Chairman of the Board of Quebecor on June 19, 2014 and was Chairman of the Board of Quebecor Media from June 19, 2014 until February 15, 2017. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm Norton Rose Fulbright Canada LLP (formerly Ogilvy Renault LLP) in Montréal, Québec. Prior to that, Mr. Mulroney was the Prime Minister of Canada from 1984 until 1993. Mr. Mulroney practiced law in Montréal and served as President of The Iron Ore Company of Canada before entering politics in 1983. Mr. Mulroney serves as a Director of a number of public corporations, including Wyndham Worldwide Corporation (New Jersey) and The Blackstone Group LP (New York). He is also Chairman of the International Advisory Board of Barrick Gold Corporation. He is Companion of the Order of Canada as well as Grand Officier de l’Ordre national du Québec.

André P. Brosseau, Director and member of the Audit Committee. Mr. Brosseau is a Director and member of the Audit Committee of Videotron, Quebecor and Quebecor Media since May 12, 2016. Mr. Brosseau is Chairman of the Board and Chief Executive Officer of Avenue Capital Markets BNB Inc., a consulting firm for growth companies that he founded in 2010. He currently serves as a director, Chairman of the Audit Committee and member of the Compensation Committee of DMD Digital Health Connections Group Inc. Mr. Brosseau also serves as a Director of BlueRush Media Group Corp. He is also a member of the Advisory Committee for the OSMO Foundation and The Notman House. Mr. Brosseau was President for Blackmont Capital Markets in Toronto until June 2009 and then served as Chairman of Quebec Capital Markets until May 2010. From 1994 to 2007, he held various executive positions with CIBC.

Jean La Couture, FCPA, FCA, Director and Chairman of the Audit Committee. Mr. La Couture has served as a Director and as Chair of our Audit Committee since October 2003. Mr. La Couture is a Director and Chair of the Audit Committee of Quebecor and Quebecor Media. He was appointed Vice Chairman of Quebecor and Quebecor Media on May 12, 2016. Mr. La Couture, a Fellow Chartered Professional Accountant, is President of Huis Clos Ltée., a management and mediation firm. He headed Le Groupe Mallette (an accounting firm) before becoming, from 1990 to 1994, President and Chief Executive Officer of The Guarantee Company of North America. He is Chairman of the Board of Innergex Renewable Energy Inc., Chairman of the Board of Groupe Pomerleau (a Québec-based construction company) and a Director and Chair of the Investment and Risk Management Committee of CDPQ.

Sylvie Lalande, Director. Ms. Lalande is a Director of Videotron since July 2014 and of Quebecor Media since May 2013. She has served as a Director of Quebecor since May 2011. She was appointed as Chair of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media on May 12, 2016. She is a Director of TVA Group since December 2001, and was appointed as Chair of the Board on March 10, 2014. She has also served as Chair of the Human Resources and Corporate Governance Committee of TVA Group since May 2013. Ms. Lalande held several senior positions in the media, marketing, communication marketing and company communications sectors. Until

October 2001, she was Chief Communications Officer of Bell Canada. From 1994 to 1997, she was President and Chief Executive Officer of UBI Consortium, a consortium formed to develop and manage interactive and transactional communication services. From 1987 to 1994, she occupied several senior positions within TVA Group and Le Groupe Vidéotron ltée. Ms. Lalande began her career in the radio industry, after which she founded her own consultation firm. In 2006, Ms. Lalande earned a degree in corporate governance from the Collège des administrateurs de sociétés. Ms. Lalande was, until September 2016, a Director and Chair of the Corporate Governance and Human Resources Committee and Lead Director of Ovivo Inc. In November 2013, Ms. Lalande was appointed Chair of the Board of the Collège des administrateurs de sociétés (CAS) of Université Laval.

Normand Provost, Director and member of the Audit Committee. Mr. Provost is a Director of Videotron since June 2014. He has served as a Director of Quebecor Media since July 2004 and a Director of Quebecor since May 2013. He has also served as a member of the Audit Committee of Quebecor and Quebecor Media since June 2014. From May 2014 to December 2015, Mr. Provost was Assistant to the President of CDPQ, one of the largest institutional fund managers in Canada and North America. Mr. Provost joined CDPQ in 1980 and has held various management positions during his time there. He served as President of CDP Capital Americas from 1995 to 2003. He also served as Executive Vice President, Private Equity, of CDPQ from October 2003 until May 2014. In addition to his responsibilities in the investment sector, Mr. Provost served as Chief Operations Officer of CDPQ from April 2009 to March 2012. Mr. Provost is a Director of the Fondation de l’Entrepreneurship. In addition, he sits on the Supervisory Board and on the Compensation and Human Resources Committee of Groupe Kéolis S.A.S. Since March 2015, Mr. Provost also sits on the Board of Directors and on the Investment Committee of Desjardins Financial Security.

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

Hugues Simard, Senior Vice President and Chief Financial Officer. Mr. Simard was appointed to his current position in August 2014. Mr. Simard served as Vice President Finance of Sun Media Corporation from January 2011 to August 2014 and as Vice President, Corporate Advertising Sales from December 2008 to January 2011. He was also Senior Vice President, Development and Strategy of Quebecor Media from February 2007 to January 2011. Mr. Simard joined the Quebecor group of companies in July 1998 as Director, Business Development of Quebecor Printing which became Quebecor World in 1999. He was appointed Vice President, Corporate Development of Quebecor New Media in 1999 and President & CEO of Netgraphe/Canoe in 2000. He rejoined Quebecor World in 2003, first as Vice President, Development and Planning and then as President of the Commercial Printing Group in 2004. Prior to his appointment as Senior Vice President, Development and Strategy at Quebecor Media, he spent a year in Paris, France as Managing Director of Secor Conseil, a management consulting firm. Mr. Simard holds a Bachelor’s degree of Applied Science in industrial engineering from the University of Toronto and an MBA from Harvard Business School.

Pierre Bonin, Chief Information Officer. Mr. Bonin was promoted Chief Information Officer in January 2016 from his previous position as Vice President, Information Technology, a position he held since March 2014. Prior to joining the Corporation, Mr. Bonin was President and Chief Executive Officer of StrongKase Enterprise Inc., a private equity firm where, from 2005 to 2014, he has been actively involved in the data center industry through various investments and ventures. Prior to 2005, Mr. Bonin held various executive positions in the telecommunications industry as Executive Vice President and Chief Information Technology Officer at Microcell Telecommunications Inc. (FIDO), Vice President Information Technology as well as Vice President Finance and Administration at Bell Canada. Mr. Bonin graduated in Mathematics and Computer Science from Université de Sherbrooke and received an MBA from HEC Montreal. He holds the designation of Chartered Director from the Collège des administrateurs de sociétés (CAS) of l’Université Laval and from the Directors College of McMaster University.

Sylvain Brosseau, Senior Vice President, Operations, Customer Service. Mr. Brosseau was appointed to his current position in May 2013. He has served as Vice President, Customer Service, Consumer division since July 2003. Mr. Brosseau has held various management positions within Videotron since joining the Corporation in 1996.

Julie Brault, Vice President, Branding & Omnichannel Digital Strategy. Ms. Brault was promoted in September 2014 from her previous position as Senior Manager, On-line Applications and Content, a position she held since August 2005. Prior to that, she was Vice-President Creation at Cesart (a Bell Canada Company) from 2004 to 2005, and Vice-President Creation at Cossette Interactif (Fjord) from 1996 to 2003. She holds a Bachelor’s degree in communications and a Master’s Degree in communications with a concentration in interactive multimedia from Université du Québec à Montréal.

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

Mohamed Drif, Vice President, Engineering, Networks. Mr. Drif was appointed Vice President, Engineering, Networks in October 2016. Prior to that, he was Vice President, Engineering, Wireline Network and Project Management Office. He also served as General Manager; Network planning, Head Ends and Optics from 2008 to 2011. Mr. Drif joined Videotron in March 1999 as Supervisor Fibre Optic Management. He was appointed Director Fibre Network in June 2000, Director Network planning, Head Ends and Geomatic in January 2002 and Senior Director Network Planning, Head Ends and Optics in February 2003. Mr. Drif previously worked at Cable Axion as Director of Engineering and has also worked in the field of software development in France. Mr. Drif holds a State Engineer degree in Computer Science from Université d’Oran in Algeria. He is member of the Ordre des ingénieurs du Québec.

Bertrand Hébert, Vice President, Marketing. Mr. Hébert has been appointed to his current position in September 2014. Prior to that, he was General Manager, Marketing for the mobile sector. From March 2009 to March 2012, he was General Manager, Marketing & Product Development for the residential telephony services. Mr. Hébert joined Videotron in April 2007 as Senior Manager, Marketing & Product Development. He was one of the architects of the roll-out of Videotron’s residential telephony service. He also contributed to the roll-out of Ultimate Speed Internet. Prior to joining the Corporation, Mr. Hébert held different positions in product management in the telecommunications and financial sector. Mr. Hébert graduated from Université de Sherbrooke with a degree in Electrical Engineering.

Serge Legris, Vice President, Engineering, Technologies and Products. Mr. Legris was appointed to his current position in October 2016. Prior to that, he was Vice President, Engineering – Wireless Access since joining the Corporation in January 2011. He has more than 20 years of experience in technology-related positions, including COO and Vice President, Marketing & Operations. He has worked at SR Telecom, InCode Telecom, Rogers Telecommunications, Bell Canada and other companies. Mr. Legris is a veteran manager with extensive experience in the planning and deployment of networks as well as the development of advanced technologies. Member of the Ordre des Ingénieurs du Québec, Mr. Legris has a Bachelor degree of Electrical Engineering from École Polytechnique de Montréal.

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

Our Directors do not receive any remuneration for acting in their capacity as directors of Videotron. Since July 1, 2013, the Chairman of our Audit Committee receives an annual fee of $25,000 while the other two members receive an annual fee of $10,000. Our Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors and our Audit Committee. During the financial year ended December 31, 2016, the amount of compensation (including benefits in kind) paid to four of our directors for services in all capacities to Videotron and its subsidiaries was $45,027. None of our directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

The aggregate amount of compensation we paid for the year ended December 31, 2016 to our executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was approximately $7.2 million, including salaries, bonuses and benefits in kind.

Quebecor Media’s Stock Option Plan

Under a stock option plan established by Quebecor Media, 6,180,140 common shares of Quebecor Media (representing 6.4% of all of the outstanding common shares of Quebecor Media) have been set aside for directors, officers, senior employees, and other key employees of Quebecor Media and its subsidiaries, including Videotron. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the common shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of grant of the common shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant, as applicable. For so long as the shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following annual periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash equal to the difference between the fair market value of the common shares, as determined by Quebecor Media’s Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, purchase common shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless Quebecor Media’s Human Resources and Corporate Governance Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by Quebecor Media’s Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. Pursuant to the terms of this plan, no optionee may hold options representing more than 5% of the outstanding common shares of Quebecor Media.

During the year ended December 31, 2016, no options were granted under this plan to executive officers of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group of companies). During the year ended December 31, 2016, a total of 94,506 options were exercised by officers and employees of Videotron, for aggregate gross value realized of $1.53 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2016, an aggregate total of 286,105 options granted to directors, officers and employees of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies) remain outstanding, with a weighted average exercise price of $63.98 per share. For more information on this stock option plan, refer to Note 21 to our audited consolidated financial statements included under “Item 18. Financial Statements” of this annual report.

Further to the implementation of the differed share unit (“DSU”) and of the performance share unit (“PSU”) plans described below, it is planned, at the moment, that no further grant of options will be made in the future.

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

During the year ended December 31, 2016, no options to purchase Quebecor Class B Shares were granted to senior executive officers of Videotron. As of December 31, 2016, a total of 50,000 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $25.49 per share, were held by one senior executive officer of Videotron for acting in such capacity. The closing sale price of the Quebecor Class B Shares on the TSX on December 30, 2016, was $37.32.

Quebecor’s DSU and PSU plans

On July 13, 2016, Quebecor established a DSU plan and a PSU plan for its employees and those of its subsidiaries. Both plans are based on Quebecor Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B shares. As of December 31, 2016, an aggregate total of 17,125 DSUs and of 20,936 PSUs granted to officers and employees of Videotron (excluding officers and employees who, at the date of grant, were officers or employees at multiple Quebecor group companies) remain outstanding.

Pension Benefits

Both Quebecor Media and Videotron maintain pension plans for our non-unionized employees and certain officers.

Videotron’s pension plan provides pension benefits to our executive officers equal to 2.0% of salary (excluding bonuses) for each year of membership in the plan. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada) (the “Tax Act”) , in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under our pension plan are as prescribed under the Tax Act. An executive officer contributes to this plan an amount equals to 5.0% of his or her salary up to a maximum of $7,286 in respect of 2017. Videotron changed this pension plan to a defined contribution plan for new employees hired on and after May 1, 2012. Videotron reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date.

Quebecor Media’s pension plan provides greater pension benefits to eligible executive officers than it does to other employees. The higher pension benefits under this plan equal 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Tax Act, in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media’s pension plan are as prescribed by the Tax Act and is based on a maximum salary of $145,722. An executive officer contributes to this plan an amount equals to 5.0% of his or her salary up to a maximum of $7,286 in respect of 2017. Videotron has no liability regarding Quebecor Media’s pension plan. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. However, Quebecor Media reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date. New employees are eligible to enroll in a retirement savings plan.

The total amount we contributed for the year ended December 31, 2016 to provide the pension benefits to our senior executives, as a group, was $340,200. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by us to all participants, refer to Note 27 to our audited consolidated financial statements for the year ended December 31, 2016 included under “Item 18. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media’s and our pension plans:

	Years of Participation
Compensation	10	15	20	25	30
$145,722	$29,144	$43,717	$58,289	$72,861	$87,433

Liability Insurance

Quebecor Media carries liability insurance for the benefit of its directors and officers, as well as for the directors and officers of its subsidiaries, including Videotron and our subsidiaries, against certain liabilities incurred by them in such capacity. These policies are subject to customary deductibles and exceptions. The premiums in respect of this insurance are entirely paid by Quebecor Media, which is then reimbursed by its subsidiaries, including Videotron, for their rateable portion thereof.

C-	Board Practices

Reference is made to “A. Directors and Senior Management” above for the current term of office, if applicable, and the period during which our directors and senior management have served in that office.

There are no directors’ service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

Our Board of Directors is comprised of five directors. Each director is nominated and elected by Quebecor Media, our parent corporation, to serve until a successor director is elected or appointed. Our Board of Directors has an Audit Committee, but we do not have a compensation committee. The Human Resources and Corporate Governance Committee of Quebecor Media decides certain matters relating to the compensation of officers and employees of Videotron, including certain matters relating to the DSU and PSU plans, as discussed above.

Audit Committee

Our Audit Committee is currently composed of three Directors, namely Messrs. Jean La Couture, André P. Brosseau and Normand Provost. Mr. La Couture is the Chair of our Audit Committee and our Board of Directors has determined that Mr. La Couture is an “audit committee financial expert” as defined under SEC rules. See “Item 16A. Audit Committee Financial Expert”. Our Board of Directors has adopted the mandate of our Audit Committee in light of the Sarbanes-Oxley Act of 2002 and related SEC rulemaking. Our Audit Committee assists our Board of Directors in overseeing our financial controls and reporting. Our Audit Committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

The current mandate of our Audit Committee provides, among other things, that our Audit Committee reviews our annual and quarterly financial statements before they are submitted to our Board of Directors, as well as the financial information contained in our annual reports on Form 20-F, our management’s discussion and analysis of financial condition and results of operations, our quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews our accounting policies and practices; and discusses with our independent auditors the scope of their audit, as well as our auditors’ recommendations and observations with respect to the audit, our accounting policies and financial reporting, and the responses of our management with respect thereto. Our Audit Committee is also responsible for ensuring that we have in place adequate and effective internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our Audit Committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditor, and submits the appropriate recommendations to our Board of Directors in connection with these services and fees. At least every five years, our Audit Committee carries out an assessment of the external auditor. It also reviews and approves our Code of Ethics applicable to our President and Chief Executive Officer and principal financial officers. Lastly, it also reviews and oversees risk management, particularly including risk related to information technology and cybersecurity.

D-	Employees

At December 31, 2016, we had 6,588 employees. At December 31, 2015 and 2014, we had 6,410 and 6,432 employees, respectively. Substantially all of our employees are based and work in the Province of Quebec. We had 3,866 unionized employees, and the terms of their employment are governed by one of our five regional collective bargaining agreements. The collective bargaining agreement covering 2,703 unionized employees in the Montréal region will expire on December 2018. We also have three collective bargaining agreements covering our unionized employees in the Saguenay, Gatineau and Québec regions, with terms running through December 31, 2019, August 31, 2020 and December 31, 2018 respectively.

One other collective bargaining agreement covering 67 unionized employees of our subsidiary, SETTE inc., expired on December 31, 2015. This collective bargaining agreement is currently being negotiated.

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

The Corporation enters into related party transactions from time to time. These related party transactions are further described under “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position – Financial Position as of December 31, 2016” and in Note 8, in Note 11 and in Note 26 to our audited consolidated financial statements included under “Item 18. Financial Statements” in this annual report. These related party transactions have been accounted for at the consideration agreed between parties:

	As of December 31,
	2016	2015	2014
	(in thousands of dollars)
Ultimate Parent and Parent Corporation:
Revenues	$455	$696	$680
Purchase of goods and services	8,037	8,584	7,572
Operating expenses recovered	(752)	(597)	(682)

Corporations Under Common Control:
Revenues	5,906	8,059	10,349
Purchase of goods and services	104,244	103,435	81,148
Operating expenses recovered	(1,275)	(1,395)	(701)

Management fee

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $53.0 million in 2016, $48.0 million in 2015 and $43.5 million in 2014. The agreement provides for an annual management fee to be agreed upon for the year 2017. In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

Income tax transactions

On November 1, 2016, 9101-0835 Québec Inc. (“9101-0835”), a subsidiary of Quebecor Media, redeemed 1,660,000 preferred shares, Series B and 625,000 preferred shares, Series D for a total cash consideration of $2.29 billion, and settled cumulative unpaid dividends of $92.7 million. On the same day, the Corporation used the total proceeds of $2.29 billion to repay its subordinated loans contracted from Quebecor Media.

On March 1, 2016, the Corporation contracted a subordinated loan of $625.0 million from Quebecor Media, bearing interest at a rate of 11.5%, payable every six months on June 20 and December 20, and maturing on March 1st, 2046. On the same day, the Corporation invested the total proceeds of $625.0 million into 625,000 preferred shares, Series D, of 9101-0835, a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 11.6%, payable semi-annually.

On February 12, 2016, 9101-0835, a subsidiary of Quebecor Media, redeemed 430,000 preferred shares, Series B, for a total cash consideration of $430.0 million, and settled cumulative unpaid dividends of $6.9 million. On the same day, the Corporation used the total proceeds of $430.0 million to repay part of its subordinated loan contracted from Quebecor Media.

On February 5, 2015, the Corporation contracted a subordinated loan of $1.01 billion from Quebecor Media, bearing interest at a rate of 10.75%, payable every six months on June 20 and December 20, and maturing on February 5, 2045. On the same day, we invested the total proceeds of $1.01 billion into 1,010,000 preferred shares, Series B, of 9101-0835, a subsidiary of Quebecor Media. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On October 28, 2014, 9101-0835, a subsidiary of Quebecor Media, redeemed 1,200,000 preferred shares, Series B, for a total cash consideration of $1.2 billion, and settled cumulative unpaid dividends of $46.4 million. On the same day, the Corporation used the total proceeds of $1.2 billion to repay part of its subordinated loan contracted from Quebecor Media.

The above transactions were carried out for tax consolidation purposes of Quebecor Media and its subsidiaries, on terms equivalent to those that prevail on an arm’s length basis and accounted for at the consideration agreed between parties.

Purchase of shares of Quebecor Media and subsidiary subordinated loans

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we enter into certain transactions from time to time that have the effect of using tax losses within the Quebecor Media Group. These transactions are described further under “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position – Financial Position as of December 31, 2016” and in Note 11 and in Note 26 to our audited consolidated financial statements which are included under “Item 18. Financial Statements” in this annual report.

C-	Interests of Experts and Counsel

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

A-	Consolidated Statements and Other Financial Information

Our consolidated balance sheets as at December 31, 2016 and 2015, and our consolidated statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2016, 2015 and 2014, including the notes thereto and together with the report of Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

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

Dividend Policy

During the years ended December 31, 2016, December 31, 2015 and 2014 we paid aggregate cash dividends on our common shares of $282,000,000, $665,000,000 and $410,000,000, respectively. We currently expect to pay dividends and other distributions on our common shares in the future. The declaration and payment of dividends and other distributions is in the sole discretion of our Board of Directors, and any decision regarding the declaration of dividends and other distributions will be made by our Board of Directors depending on, among other things, our financial resources, the cash flows generated by our business, our capital needs, and other factors considered relevant by our Board of Directors, including the terms of our indebtedness and applicable law.

B-	Significant Changes

Except as otherwise disclosed in this annual report, there has been no other material adverse change in our financial position since December 31, 2016.

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

On July 5, 2011, we issued and sold $300.0 million aggregate principal amount of our 6 7/8% Senior Notes due July 15, 2021 in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws. On January 5, 2017, we repurchased and retired $175.0 million aggregate principal amount of our outstanding 6 7/8% senior notes due July 15, 2021.

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

(c)

Indenture relating to $300,000,000 of our 7 1/8% Senior Notes due January 15, 2020, dated as of January 13, 2010, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On January 13, 2010, we issued $300,000,000 aggregate principal amount of our 7 1/8% Senior Notes due January 15, 2020, pursuant to an Indenture, dated as of January 13, 2010, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes were unsecured and bore a maturity date of January 15, 2020. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction. On July 16, 2015, we redeemed and retired the entire remaining principal amount outstanding of our 7 1/8% Senior Notes due January 15, 2020.

(d)

Indenture relating to $300,000,000 of our 6 7/8% Senior Notes due July 15, 2021, dated as of July 5, 2011, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On July 5, 2011, we issued $300,000,000 aggregate principal amount of our 6 7/8% Senior Notes due July 15, 2021, pursuant to an Indenture, dated as of July 5, 2011, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on July 15, 2021. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction. On January 5, 2017, we redeemed and retired $175,000,000 aggregate principal amount outstanding of our 6 7/8% Senior Notes due July 15, 2021.

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

(f)

Indenture relating to $400,000,000 of our 5 5/8% Senior Notes due June 15, 2025, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On June 17, 2013, we issued $400,000,000 aggregate principal amount of our 5 5/8% Senior Notes due June 15, 2025, pursuant to an Indenture, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on June 15, 2025. Interest on these senior notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the make-whole redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

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

(h)

Indenture relating to $375,000,000 of our 5 3/4% Senior Notes due January 15, 2026, dated as of September 15, 2015, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On September 15, 2015, we issued $375,000,000 aggregate principal amount of its 5 3/4% Senior Notes due January 15, 2026, pursuant to an Indenture, dated as of September 15, 2015, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2026. Interest on these senior notes is payable in cash semi-annually in arrears on March 15 and September 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(i)	Credit Agreement originally dated as of November 28, 2000, by and among Videotron, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended.

Our senior credit facilities, as amended and restated as of June 16, 2015 (and as amended thereafter), currently provide for a $630,000,000 secured revolving credit facility and a $335,000,000 unsecured revolving credit facility that both mature on July 20, 2021, as well as a secured export financing facility (in a principal amount of $32,142,857 as of the amendment and restatement date of June 16, 2015) providing for a term loan that matures on June 15, 2018. The proceeds of the revolving credit facilities can be used for general corporate purposes including, without limitation, to issue letters of credit and to pay dividends to Quebecor Media subject to certain conditions. The proceeds of the term loan were used for payments and reimbursement of payments of export equipment and local services in relation to our contracts for mobile infrastructure equipment with an affiliate of Nokia Corporation and also for the financing of the Finnvera guarantee fee (Finnvera plc being a specialized financing company owned by the State of Finland which is providing an export buyer credit guarantee in favor of the lenders under the export financing facility covering political and commercial risks).

Advances under our secured revolving credit facility bear interest at the Canadian prime rate, the U.S. prime rate, the U.S. London Interbank Offered Rate (“LIBOR”) or the bankers’ acceptance rate plus, in each instance, an applicable margin determined by the Leverage Ratio (as defined in our credit agreement) of the Relevant Group (as defined in our credit agreement). The applicable margin for Canadian prime rate advances and U.S. prime rate advances ranges from 0.35% when this ratio is less than or equal to 1.75x, to 1.625% when this ratio is greater than 4.5x. The applicable margin for LIBOR advances, bankers’ acceptance advances or letters of credit fees ranges from 1.35% when this ratio is less than or equal to 1.75x, to 2.625% when this ratio is greater than 4.5x.

Advances under our unsecured revolving credit facility bear interest at the Canadian prime rate, the U.S. prime rate, the LIBOR or the bankers’ acceptance rate plus, in each instance, an applicable margin determined by the Leverage Ratio (as referred to above). The applicable margin for Canadian prime rate advances ranges from 0.675% when this ratio is less than or equal to 1.75x, to 2.00% when this ratio is greater than 4.5x. The applicable margin for LIBOR advances, bankers’ acceptance advances or letters of credit fees ranges from 1.675% when this ratio is less than or equal to 1.75x, to 3.00% when this ratio is greater than 4.5x.

We have also agreed to pay specified commitment fees in respect of our revolving credit facilities. Advances under our export financing facility bear interest at the bankers’ acceptance rate plus a margin at a rate of 0.875%.

Our revolving credit facilities are both repayable in full on July 20, 2021. Drawdowns under the export financing facility are repayable by way of seventeen equal and consecutive semi-annual payments that commenced on June 15, 2010.

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

There are currently no laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to non-resident holders of the Corporation’s securities, other than withholding tax requirements. Canada has no system of exchange controls. See “— Taxation — Canadian Material Federal Income Tax Considerations for Residents of the United States” below.

There is no limitation imposed by Canadian law or by the Articles of Incorporation or other charter documents of the Corporation on the right of a non-resident to hold voting shares of the Corporation, other than as provided by the Investment Canada Act (Canada), as amended, as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Investment Canada Act (Canada) requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Investment Canada Act (Canada). Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

In addition, there are regulations related to the ownership and control of Canadian broadcast undertakings. See “Item 4 — Information on the Corporation — Regulation”.

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

For purposes of this summary, “U.S. Holder” means the beneficial holder of a note who or that for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation, formed or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, (i) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or (ii) if a valid election is in effect to treat the trust as a U.S. person.

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

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DESCRIBED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

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

Reportable Transaction Reporting

Under certain U.S. Treasury Regulations, U.S. Holders that participate in “reportable transactions” (as defined in the U.S. Treasury Regulations) must attach to their U.S. federal income tax returns a disclosure statement on IRS Form 8886. Under the relevant rules, a U.S. Holder may be required to treat a foreign currency exchange loss from the Canadian dollar Note as a reportable transaction if this loss exceeds the relevant threshold in the U.S. Treasury Regulations. For individuals and trusts, this loss threshold is US$50,000 in any single year. U.S. Holders should consult their own tax advisors as to the possible obligation to file IRS Form 8886 with respect to the ownership or disposition of the Canadian dollar Notes, or any related transaction, including without limitation, the disposition of any non-U.S. currency received as interest or as proceeds from the sale, exchange, retirement or other disposition of the Canadian dollar Notes.

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

A U.S. Holder can generally avoid the application of the backup withholding rules by properly completing and submitting the IRS Form W-9 included with the Letter of Transmittal. A U.S. Holder that does not provide us with its correct TIN also may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder’s U.S. federal income tax liability, and may entitle the U.S. Holder to a refund, provided that the required information is properly and timely furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain exempt U.S. Holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established.

In addition, U.S. individuals that hold specified foreign financial assets (including stock and securities of a foreign issuer) with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are required to report their holdings, along with other information, on their U.S. federal income tax returns, with certain exceptions. U.S. Holders should consult their own tax advisors to determine the scope of these disclosure responsibilities.

Certain Canadian Material Federal Income Tax Considerations for Residents of the United States

The following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder who acquires, as beneficial owner, the Senior Notes, including entitlement to all payments thereunder, pursuant to this offering and who, at all relevant times and for the purposes of the Tax Act and the regulations thereunder, (i) is not, and is not deemed to be, resident in Canada (including as a consequence of the Canada-United States Income Tax Convention (1980), as amended), (ii) deals at arm’s length with Videotron and with any transferee resident or deemed resident in Canada to whom the holder disposes of Senior Notes, (iii) does not use or hold and is not deemed to use or hold the Senior Notes in or in the course of carrying on business in Canada, (iv) does not receive any payment of interest (including any amounts deemed to be interest) on the Senior Notes in respect of a debt or other obligation to pay an amount to a person with whom Videotron does not deal at arm’s length, (v) is not an “authorized foreign bank”, as defined in the Tax Act, (vi) is not a “registered non-resident insurer”, as defined in the Tax Act, (vii) is not an insurer carrying on an insurance business in Canada and elsewhere, and (viii) is not a, and deals at arm’s length with any, “specified shareholder” of Videotron for purposes of the thin capitalization rules in the Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of Videotron’s shares determined on a votes or fair market value basis.

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

You may read and copy documents referred to in this annual report that have been filed with the SEC at the Public Reference Room at the SEC’s Headquarters, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or obtain copies of this information by mail from the Public Reference Room at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the SEC’s Public Reference Room. The SEC also maintains an Internet website that contains reports and other information that we have furnished electronically with the SEC. The URL of that website is http://www.sec.gov. Any documents referred to in this annual report may also be inspected without charge at our offices at 612 St. Jacques Street, Montréal, Québec, Canada, H3C 4M8.

I-	Subsidiary Information

Not applicable.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We use certain financial instruments, such as cross-currency interest rate swaps and foreign exchange forward contracts, to manage interest rate and foreign exchange risk exposures. These instruments are used solely to manage the financial risks associated with our obligations and are not used for trading or speculation purposes. For more information regarding our financial instruments and financial risk management, refer to Note 25 to our audited consolidated financial statements for the year ended December 31, 2016 included under “Item 18. Financial Statements” of this annual report.

Foreign Currency Risk

Most of our consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt is payable in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on our U.S.-dollar-denominated debt obligations outstanding as of December 31, 2016, to hedge our exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures and to lock-in the value of certain derivative financial instruments through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

Interest Rate Risk

Videotron’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by Videotron bear interest at fixed rates. Videotron has entered into cross-currency interest rate swap agreements in order to manage interest rate risk exposure. As of December 31, 2016, after taking into account the hedging instruments, long-term debt was comprised of 85.5% fixed rate debt (84.0% in 2015) and 14.5% floating rate debt (16.0% in 2015).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2016 is $4.0 million.

Credit Risk

Credit risk is the risk of financial loss to Videotron if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2016, no customer balance represented a significant portion of Videotron’s consolidated accounts receivables. Videotron establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $19.4 million as of December 31, 2016 ($16.6 million as of December 31, 2015). As of December 31, 2016, 7.7% of accounts receivables were 90 days past their billing date (7.4% as of December 31, 2015), of which 58.9% had an allowance for doubtful accounts (63.3% as of December 31, 2015).

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

Fair Value of Financial Instruments

See “Item 5 – Operating and Financial Review and Prospects – Additional Information – Financial Instruments and Financial Risk Management – Fair Value of Financial Instruments” in this annual report.

Material Limitations

Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Principal Repayments

As at December 31, 2016, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

Year ending December 31,	(in thousands of dollars)
2017	10,714
2018	5,358
2019	—
2020	—
2021	509,449
2022 and thereafter	2,654,780

Total	$3,180,301

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

Videotron’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that Videotron’s internal control over financial reporting was effective as of December 31, 2016.

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

ITEM 16 – [RESERVED]

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Jean La Couture is an “audit committee financial expert” (as defined in Item 16A of Form 20-F) serving on our Audit Committee. Our Board of Directors has determined that Mr. Jean La Couture is an “independent” director, as defined under SEC rules.

ITEM 16B – CODE OF ETHICS

We have a Code of Ethics that applies to all directors, officers and employees of Videotron, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. Our Code of Ethics is included as an exhibit to this annual report on Form 20-F.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2016, 2015 and 2014. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2016 are included in this annual report on Form 20-F.

The Audit Committee establishes the independent auditors’ compensation. The Audit Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2016, 2015 and 2014 , none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditors, Ernst & Young LLP, for the fiscal years ended December 31, 2016, 2015 and 2014.

	2016	2015	2014
Audit Fees(1)	$845,532	$896,112	$873,153
Audit related Fees(2)	130,125	74,620	59,730
All Other Fees(3)	14,500	14,350	16,350
Total	$990,157	$985,082	$949,233

(1)	Audit Fees consist of fees approved for the annual audit of the Corporation’s consolidated financial statements and quarterly reviews of interim financial statements of the Corporation with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues.
(2)	Audit-Related Fees include fees for the review of one subsidiary’s financial statements and various reports to statutory authorities.
(3)	All Other Fees include fees billed for assistance with Canadian, U.S. and international tax compliance.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F – CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G – CORPORATE GOVERNANCE

Not applicable.

ITEM  17 – FINANCIAL STATEMENTS

Not applicable.

ITEM 18 – FINANCIAL STATEMENTS

Our consolidated balance sheets as at December 31, 2016 and 2015 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2016, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

ITEM 19 – EXHIBITS

The following documents are filed as exhibits to this Form 20-F:

1.1	Certificate and Articles of Amalgamation of Videotron Ltd. as of July 1, 2006 (translation) (incorporated by reference to Exhibit 1.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on March 30, 2007).

1.2	Certificate and Articles of Amendment of Videotron Ltd. as of June 30, 2008 (incorporated by reference to Exhibit 1.2 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.3	Certificate and Articles of Amendment of Videotron Ltd. as of December 12, 2008 (incorporated by reference to Exhibit 1.3 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.4	By-laws of Videotron Ltd. (translation) (incorporated by reference to Exhibit 1.4 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.5	Certificate and Articles of Amalgamation of Le SuperClub Vidéotron ltée (translation) (incorporated by reference to Exhibit 1.5 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.6	By-laws of Le SuperClub Vidéotron ltée (translation) (incorporated by reference to Exhibit 1.6 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.7	Certificate of Amendment for Le SuperClub Vidéotron Ltée (translation) (incorporated by reference to Exhibit 1.7 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

1.8	Articles of Incorporation of Vidéotron Infrastructures Inc., as amended as of February 17, 2011 (incorporated by reference to Exhibit 1.7 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.9	By-laws of Vidéotron Infrastructures Inc. (translation) (incorporated by reference to Exhibit 1.8 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.10	Certificate of Incorporation of Videotron US Inc. as of September 20, 2007 (incorporated by reference to Exhibit 1.9 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.11	Amended and Restated Certificate of Incorporation of Videotron US Inc. as of October 1, 2008 (incorporated by reference to Exhibit 1.10 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.12	By-laws of Videotron US Inc. (incorporated by reference to Exhibit 1.11 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.13	Declaration of registration of Videotron G.P. (incorporated by reference to Exhibit 1.12 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.14	Declaration of registration of Videotron L.P. (incorporated by reference to Exhibit 1.13 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.15	Certificate and Articles of Constitution of 9230-7677 Québec inc. (translation) (incorporated by reference to Exhibit 1.14 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.16	By-laws of 9230-7677 Québec inc. (translation) (incorporated by reference to Exhibit 1.15 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.17	Certificate and Articles of Constitution of 9227-2590 Québec inc. (translation) (incorporated by reference to Exhibit 1.18 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

1.18	By-laws of 9227-2590 Québec inc. (translation) (incorporated by reference to Exhibit 1.19 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

1.19	Certificate and Articles of Constitution of 4Degrees Colocation Inc. (translation) (incorporated by reference to Exhibit 1.24 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.20	By-laws of 4Degrees Colocation Inc. (translation) (incorporated by reference to Exhibit 1.25 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.21	Certificate and Articles of Incorporation as of 9529454 Canada Inc. as of November 30, 2011 (translation) (incorporated by reference to Exhibit 1.26 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.22	By-laws of 9529454 Canada Inc. (translation) (incorporated by reference to Exhibit 1.27 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.23	Certificate and Articles of Amalgamation of 8480869 Canada Inc. as of January 7, 2016 (incorporated by reference to Exhibit 1.28 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.24	By-laws of 8480869 Canada Inc. (translation) (incorporated by reference to Exhibit 1.29 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.25	Certificate and Articles of Amalgamation of Fibre Noire Internet Inc. as of April 19, 2013, as amended on June 27, 2014, and January 6, 2016 (incorporated by reference to Exhibit 1.30 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.26	By-laws of Fibrenoire Inc. (translation) (incorporated by reference to Exhibit 1.31 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.27	Certificate and Articles of Incorporation of Canadian P2P Fibre Systems Ltd. as of June 15, 2007 (incorporated by reference to Exhibit 1.32 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.28	By-laws of Canadian P2P Fibre Systems Ltd (translation) (incorporated by reference to Exhibit 1.33 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.29	Certificate and Articles of Constitution of 9176-6857 Québec Inc. as of December 5, 2006 (translation).

1.30	Certificate and Articles of Amendment of 9176-6857 Québec Inc. as of June 13, 2014 (translation).

1.31	By-laws of 9176-6857 Québec Inc. (translation).

2.1	Form of 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.42 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.2	Form of Notation of Guarantee of the subsidiary guarantors of the 6 7/8% Senior Notes due July 15, 2021 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.42 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.3	Indenture, dated as of July 5, 2011, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.42 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.4	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron Ltd., 4Degrees Colocation Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of July 5, 2011 (incorporated by reference to Exhibit 2.4 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.5	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of July 5, 2011 (incorporated by reference to Exhibit 2.5 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.6	Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of July 5, 2011.

2.7	Form of 5% Senior Notes due July 15, 2022 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.47 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.8	Form of Notation of Guarantee by the subsidiary guarantors of the 5% Senior Notes due July 15, 2022 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.47 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.9	Indenture, dated as of March 14, 2012, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.47 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.10	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron Ltd., 4Degrees Colocation Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.9 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.11	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.10 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.12	Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012.

2.13	Form of 5 5/8% Senior Notes due June 15, 2025 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.40 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.14	Form of Notation of Guarantee of the subsidiary guarantors of the 5 5/8% Senior Notes due June 15, 2025 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.40 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-5100).

2.15	Indenture, dated as of June 17, 2013, by and among Videotron Ltd., the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.40 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.16	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron Ltd., 4Degrees Colocation Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.14 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.17	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.5 above).

2.18	Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.6 above).

2.19	Form of 5 3/8% Senior Notes due June 15, 2024 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.32 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.20	Form of Notation of Guarantee of the subsidiary guarantors of the 5 3/8% Senior Notes due June 15, 2024 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.32 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.21	Indenture, dated as of April 9, 2014, by and among Videotron Ltd., the subsidiary guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.32 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.22	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron Ltd., 4Degrees Colocation Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.19 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.23	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.20 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.24	Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014.

2.25	Form of 5 3/4% Senior Notes due January 15, 2026 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.27 below).

2.26	Form of Notation of Guarantee by the subsidiary guarantors of the 5 3/4% Senior Notes due January 15, 2026 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.27 below).

2.27	Indenture, dated as of September 15, 2015, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.32 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.28	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.5 above).

2.29	Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.6 above).

4.1	Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, Videotron Infrastructures Inc., Jobboom Inc., Videotron US Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., Videotron G.P., and Videotron L.P., as guarantors (incorporated by reference to Exhibit 4.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.2	First Amending Agreement, dated as of June 14, 2013, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron, Videotron Infrastructures Inc., Videotron US Inc., 9227-2590 Québec inc., 9230-7677 Québec inc., Videotron G.P., Videotron L.P. and 8487782 Canada Inc. as guarantors (incorporated by reference to Exhibit 4.2 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file, No. 033-51000).

4.3	Second Amending Agreement, dated as of January 28, 2015, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, as amended, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 8487782 Canada Inc., Videotron G.P., Videotron L.P. and Videotron Infrastructures Inc., as guarantors (incorporated by reference to Exhibit 4.5 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

4.4	Third Amending Agreement, dated as of June 16, 2015, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, as amended, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 8487782 Canada Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc. and 4Degrees Colocation Inc., as guarantors (incorporated by reference to Exhibit 4.4 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

4.5	First Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of June 24, 2016, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 9176-6857 Québec Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors.

4.6	Form of Guarantee of the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 4.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.7	Form of Share Pledge of the shares of Videotron Ltd. and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 4.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.8	Management Services Agreement, effective as of January 1, 2002, between Quebecor Media and Videotron Ltd. (incorporated by reference to Exhibit 10.5 to Videotron Ltd.’s Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697).

7.1	Statement regarding calculation of ratio of earnings to fixed charges.

8.1	Subsidiaries of Videotron Ltd.

11.1	Code of Ethics.

12.1	Certification of Manon Brouillette, President and Chief Executive Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Hugues Simard, Senior Vice President and Chief Financial Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Manon Brouillette, President and Chief Executive Officer of Videotron Ltd., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of Hugues Simard, Senior Vice President and Chief Financial Officer of Videotron Ltd. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIDEOTRON LTD.

By:	/s/ Hugues Simard
Name: Hugues Simard

Title: Senior Vice President and Chief Financial Officer

Dated: March 21, 2017

VIDEOTRON LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and to the shareholder of Videotron Ltd.

We have audited the accompanying consolidated balance sheets of Videotron Ltd. as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Videotron Ltd. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP1

Montreal, Canada

March 14, 2017

[1]	FCPA auditor, FCA, public accountancy permit no. A107913

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2016, 2015 and 2014

(in thousands of Canadian dollars)

	Note	2016	2015	2014

Revenues
Cable television		$1,024,283	$1,053,797	$1,074,821
Internet		978,723	920,746	856,051
Mobile telephony		510,420	403,668	287,665
Cable telephony		424,795	458,028	475,143
Over-the-top video		31,443	23,596	12,213
Business solutions		111,181	69,134	65,632
Equipment sales		53,577	57,627	45,627
Other		9,917	11,383	9,613

		3,144,339	2,997,979	2,826,765
Employee costs	2	376,757	356,503	342,399
Purchase of goods and services	2	1,320,568	1,259,179	1,136,055
Depreciation and amortization		596,065	625,366	601,381
Financial expenses	3	161,452	167,429	169,177
Loss on valuation and translation of financial instruments	4	2,126	518	3,430
Loss on debt refinancing	5	7,346	12,153	21,403
Restructuring of operations, litigation and other items	6	15,880	(129,737)	39,445

Income before income taxes		664,145	706,568	513,475

Income taxes (recovery)
Current	7	153,976	54,412	107,839
Deferred	7	(37,066)	66,253	(14,556)

		116,910	120,665	93,283

Net income		$547,235	$585,903	$420,192

Net income attributable to
Shareholder		$547,202	$585,851	$420,169
Non-controlling interests		33	52	23

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2016, 2015 and 2014

(in thousands of Canadian dollars)

	Note	2016	2015	2014
Net income		$547,235	$585,903	$420,192

Other comprehensive loss:
Items that may be reclassified to income:
Cash flows hedges:
(Loss) gain on valuation of derivative financial instruments		(18,301)	2,054	7,193
Deferred income taxes		7,545	(22,096)	(10,006)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)	27	5,025	(9,614)	(47,918)
Deferred income taxes		(1,332)	2,590	12,890
Reclassification to income:
(Gain) loss related to cash flows hedges	5	—	(3,914)	1,640
Deferred income taxes		—	1,125	(1,679)

		(7,063)	(29,855)	(37,880)

Comprehensive income		$540,172	$556,048	$382,312

Comprehensive income attributable to
Shareholder		$540,139	$555,996	$382,289
Non-controlling interests		33	52	23

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2016, 2015 and 2014

(in thousands of Canadian dollars)

	Equity attributable to shareholder
	Capital stock (note 20)	Retained earnings	Accumulated other comprehensive loss (note 22)	Equity attributable to non-controlling interests	Total equity

Balance as of December 31, 2013	3,401	826,515	(9,109)	943	821,750

Net income	—	420,169	—	23	420,192

Other comprehensive loss	—	—	(37,880)	—	(37,880)

Dividends	—	(410,000)	—	(155)	(410,155)

Balance as of December 31, 2014	3,401	836,684	(46,989)	811	793,907

Net income	—	585,851	—	52	585,903

Other comprehensive loss	—	—	(29,855)	—	(29,855)

Issuance of capital stock	170,000	—	—	—	170,000

Reduction in paid-up capital	(41,000)	—	—	—	(41,000)

Dividends	—	(665,000)	—	(155)	(665,155)

Balance as of December 31, 2015	132,401	757,535	(76,844)	708	813,800

Net income	—	547,202	—	33	547,235

Other comprehensive loss	—	—	(7,063)	—	(7,063)

Dividends	—	(282,000)	—	(232)	(282,232)

Balance as of December 31, 2016	$132,401	$1,022,737	$(83,907)	$509	$1,071,740

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2016, 2015 and 2014

(in thousands of Canadian dollars)

	Note	2016	2015	2014

Cash flows related to operating activities
Income from operations		$547,235	$585,903	$420,192
Adjustments for:
Depreciation of fixed assets	12	517,673	545,612	490,501
Amortization of intangible assets	13	78,392	79,754	110,880
Loss on valuation and translation of financial instruments	4	2,126	518	3,430
Amortization of financing costs and long-term debt discount	3	3,904	4,008	4,650
Deferred income taxes	7	(37,066)	66,253	(14,556)
Loss on debt refinancing	5	7,346	12,153	21,403
Other		6,892	6,262	4,262

		1,126,502	1,300,463	1,040,762
Net change in non-cash balances related to operating activities		117,591	(92,499)	65,690

Cash flows provided by operating activities		1,244,093	1,207,964	1,106,452

Cash flows related to investing activities
Additions to fixed assets	12	(666,698)	(630,076)	(606,040)
Additions to intangible assets	13	(125,482)	(312,062)	(304,548)
Business acquisitions	9	(118,946)	(35,167)	—
Business disposal	8	—	7,848	—
Redemption (acquisition) of preferred shares of an affiliated corporation	11	2,090,000	(1,010,000)	1,200,000
Proceeds from disposal of assets		3,376	4,375	5,493

Cash flows provided by (used in) investing activities		1,182,250	(1,975,082)	294,905

Cash flows related to financing activities
Net change in bank indebtedness		(1,580)	11,698	—
Net change under revolving credit facility, net of financing fees		(37,984)	244,631	—
Issuance of long-term debt, net of financing fees	18	—	370,130	654,475
Repayment of long-term debt	5	(10,714)	(637,083)	(306,160)
Settlement of hedging contracts	5	(4,646)	(37,131)	(119,157)
Issuance of capital stock	20	—	170,000	—
Reduction in paid-up capital	20	—	(41,000)	—
Dividends		(282,000)	(665,000)	(410,000)
(Repayment) issuance of a loan from the parent corporation	11	(2,090,000)	1,010,000	(1,200,000)
Other		(232)	(155)	(182)

Cash flows (used in) provided by financing activities		(2,427,156)	426,090	(1,381,024)

Net change in cash and cash equivalents		(813)	(341,028)	20,333

Cash and cash equivalents at the beginning of the year		1,774	342,802	322,469

Cash and cash equivalents at the end of the year		$961	$1,774	$342,802

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2016, 2015 and 2014

(in thousands of Canadian dollars)

	2016	2015	2014

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash	$161	$175	$103,369
Cash equivalents	800	1,599	239,433

	$961	$1,774	$342,802

Changes in non-cash balances related to operating activities
Accounts receivable	$(52,968)	$(13,515)	$(8,860)
Amounts receivable from and payable to affiliated corporations	13,296	12,017	18,836
Inventories	28,933	(35,139)	15,194
Prepaid expenses	(6,927)	(7,709)	1,938
Accounts payable, accrued charges and provisions	31,549	31,751	39,582
Income taxes	54,942	(85,072)	(10,672)
Stock-based compensation	1,465	57	798
Deferred revenues	38,390	(1,505)	8,159
Defined benefit plans	3,653	571	(6,765)
Other	5,258	6,045	7,480

	$117,591	$(92,499)	$65,690

Non-cash investing activities
Net change in additions to fixed assets and intangible assets financed with accounts payable	$(1,828)	$(11,751)	$1,387

Interest and taxes reflected as operating activities
Cash interest payments	$154,540	$150,094	$168,164
Cash income tax payments (net of refunds)	99,544	139,502	120,277

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2016 and 2015

(in thousands of Canadian dollars)

	Note	2016	2015

Assets
Current assets
Cash and cash equivalents		$961	$1,774
Accounts receivable		329,037	272,593
Income taxes		—	17,896
Amounts receivable from affiliated corporations	26	2,657	12,330
Inventories	10	86,064	114,206
Prepaid expenses		38,242	31,158

Total current assets		456,961	449,957

Non-current assets
Investments	11	—	2,090,000
Fixed assets	12	3,261,883	3,080,687
Intangible assets	13	1,123,257	1,071,398
Goodwill	14	535,932	448,864
Derivative financial instruments	25	417,788	494,197
Other assets	15	16,864	21,456

Total non-current assets		5,355,724	7,206,602

Total assets		$5,812,685	$7,656,559

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2016 and 2015

(in thousands of Canadian dollars)

	Note	2016	2015

Liabilities and equity

Current liabilities
Bank indebtedness		$10,118	$11,698
Accounts payable and accrued charges	16	456,437	422,769
Amounts payable to affiliated corporations	26	66,534	62,913
Provisions	17	60,321	55,564
Deferred revenue		309,910	267,283
Income taxes		33,370	—
Current portion of long-term debt	18	10,714	10,714

Total current liabilities		947,404	830,941

Non-current liabilities
Long-term debt	18	3,152,394	3,255,928
Subordinated loan from parent corporation	11	—	2,090,000
Deferred income taxes	7	525,535	561,318
Other liabilities	19	115,612	104,572

Total non-current liabilities		3,793,541	6,011,818

Total liabilities		4,740,945	6,842,759

Equity
Capital stock	20	132,401	132,401
Retained earnings		1,022,737	757,535
Accumulated other comprehensive loss	22	(83,907)	(76,844)

Equity attributable to shareholder		1,071,231	813,092
Non-controlling interests		509	708

Total equity		1,071,740	813,800

Commitments and contingencies	17, 23
Guarantees	24

Total liabilities and equity		$5,812,685	$7,656,559

See accompanying notes to consolidated financial statements.

On March 14, 2017, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2016, 2015 and 2014.

On behalf of the Board of Directors,

/s/ Brian Mulroney	/s/ Jean La Couture
The Right Honourable Brian Mulroney, P.C., C.C., LL.D., Chairman of the Board	Jean La Couture, Director

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montréal (Québec), Canada. The percentages of voting rights and equity in its major subsidiaries are as follows:

% equity and voting
Videotron G.P.	100.0%
Videotron Infrastructures Inc.	100.0%
Videotron US Inc.	100.0%
Fibrenoire Inc.	100.0%
4 Degrees Colocation Inc.	100.0%
SETTE Inc.	84.53%

The Corporation offers television distribution, Internet access, business solutions (including data centers), cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand services.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(j)), the liability related to stock-based compensation (note 1(s)), and the net defined benefit liability (note 1(t)), and they are presented in Canadian dollars (“CAN dollars”), which is the currency of the primary economic environment in which the Corporation operates (“functional currency”).

(b)	Change in accounting estimates

In the second quarter of 2015, the Corporation changed its assessment of the useful life of its spectrum licences used in its operations. In light of recent spectrum auctions and developments in the telecommunication industry, the Corporation is now of the view that these spectrum licences have an indefinite useful life based on the following facts:

•	The Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Innovation, Science and Economic Development (“ISED”) Canada;

•	The Corporation has the financial and operational ability to renew these spectrum licences;

•	Currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences;

•	The Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

Accordingly, the Corporation ceased to amortize spectrum licences used in its operations as of April 1, 2015 and no amortization expense has been recorded after this date. The straight-line amortization expense recorded relating to these licences was $13.9 million in 2015 and $55.4 million in 2014.

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

Years ended December 31, 2016, 2015 and 2014

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

Years ended December 31, 2016, 2015 and 2014

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

Years ended December 31, 2016, 2015 and 2014

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

Classification, recognition and measurement

Financial instruments are classified as held-for-trading, available-for-sale, loans and receivables, or as other financial liabilities, and measurement in subsequent periods depends on their classification. The Corporation has classified its financial instruments (except derivative financial instruments) as follows:

Held-for-trading	Loans and receivables	Other liabilities

• Cash and cash equivalents • Bank indebtedness	• Accounts receivable • Amounts receivable from affiliated corporations • Investments

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

Years ended December 31, 2016, 2015 and 2014

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

Years ended December 31, 2016, 2015 and 2014

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

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful life
Buildings and their components	12 to 40 years
Furniture and equipment	3 to 7 years
Receiving, distribution and telecommunication networks	3 to 20 years
Customer equipment	3 to 5 years

Depreciation methods, residual values, and the useful lives of significant fixed assets are reviewed at least once a year. Any change is accounted for prospectively as a change in accounting estimate.

Leasehold improvements are depreciated over the shorter of the term of the lease and their estimated useful life.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

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

The Corporation is engaged in an agreement to operate a shared LTE network in the Province of Québec and in the Ottawa region.

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

Intangible assets

Spectrum licences are recorded at cost. Spectrum licences have an indefinite useful life and are not amortized based on the following facts: (i) the Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by ISED Canada, (ii) the Corporation has the financial and operational ability to renew these spectrum licences, (iii) currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences, and (iv) the Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future (note 1 (b)).

Software is recorded at cost. In particular, internally generated intangible assets such as software and website development are mainly comprised of internal costs in connection with the development of those assets to be used internally or to provide services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to that stage are recognized as expenses.

Customer relationships and trademarks acquired through a business acquisition are recorded at fair value at the date of acquisition. Trademarks have an indefinite useful life and are not amortized.

Borrowing costs directly attributable to the acquisition, development or production of an intangible asset are also included as part of the cost of that asset during the development phase.

Intangible assets with finite useful lives are amortized over their useful lives using the straight-line method over the following periods:

Assets	Estimated useful life
Software, licences and other intangible assets	3 to 7 years
Customer relationships and other	5 to 8 years

Amortization methods, residual values, and the useful lives of significant intangible assets are reviewed at least once a year. Any change is accounted for prospectively as a change in accounting estimate.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

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

Stock-based awards to employees that call for settlement in cash, as deferred share units (“DSUs”) and performance share units (“PSUs”), or that call for settlement in cash at the option of the employee, as stock options awards, are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

The fair value of DSUs and PSUs is based on the underlying share price at the date of valuation. The fair value of stock option awards is determined by applying an option pricing model, taking into account the terms and conditions of the grant. Key assumptions are described in note 21.

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

Years ended December 31, 2016, 2015 and 2014

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

Years ended December 31, 2016, 2015 and 2014

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

Years ended December 31, 2016, 2015 and 2014

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

The Corporation does not expect its consolidated financial statements to be materially impacted by the adoption of IFRS 9.

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

The Corporation expects that the adoption of IFRS 15 will have significant impacts on its consolidated financial statements with regards to the timing in the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs to obtain a contract and of certain other costs.

Under IFRS 15, the total consideration from a contract with multiple deliverables will need to be allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Corporation provides mobile services under contracts with multiple deliverables. Among other impacts, the adoption of IFRS 15 will result in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of revenues will therefore change under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract will remain the same.

In addition, under IFRS 15, certain costs to obtain a contract will be capitalized and amortized as operating expenses over the contract term or over the period of time the customer is expected to remain a customer of the Corporation. Currently, such costs are expensed as incurred. Also, the capitalization of connection costs will no longer be limited to the related connection revenues.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)	Recent accounting pronouncements (continued)

(iii)	IFRS 16 – Leases is required to be applied retrospectively for annual periods beginning on or after January 1, 2019, with early adoption permitted provided that IFRS 15 is applied at the same time as IFRS 16.

IFRS 16 sets out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees will be required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities.

The Corporation expects that the adoption of IFRS 16 will have significant impacts on its consolidated financial statements since the Corporation is engaged in various long-term leases on premises and equipment.

Under IFRS 16, most lease charges will be expensed as an asset amortization charge, along with a financial charge on the asset related financial liabilities. As operating lease charges are currently recognized as operating expenses as they are incurred, the adoption of IFRS 16 will change the timing of the recognition of these lease charges over the term of each lease. It will also affect the classification of expenses in the statement of income.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2016	2015	2014

Employee costs	$557,468	$527,549	$495,906
Less employee costs capitalized to fixed assets and to intangible assets	(180,711)	(171,046)	(153,507)

	376,757	356,503	342,399

Purchase of goods and services
Royalties and rights	427,951	435,740	413,922
Cost of retail products	303,130	243,224	193,421
Subcontracting costs	111,174	117,973	115,778
Marketing and distribution expenses	64,731	63,062	61,097
Other	413,582	399,180	351,837

	1,320,568	1,259,179	1,136,055

	$1,697,325	$1,615,682	$1,478,454

3.	FINANCIAL EXPENSES

	2016	2015	2014

Third parties :
Interest on long-term debt	$154,781	$155,036	$169,274
Amortization of financing costs and long-term debt discount	3,904	4,008	4,650
Loss on foreign currency translation on short-term monetary items	345	6,593	3,568
Other	989	1,948	(3,751)

	160,019	167,585	173,741

Affiliated corporations and parent corporation :
Interest expense (net of interest income)	202,556	213,189	218,587
Dividend income (net of dividend expense)	(204,536)	(216,257)	(224,194)

	(1,980)	(3,068)	(5,607)
Interest on net defined benefit liability	3,413	2,912	1,043

	$161,452	$167,429	$169,177

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

4.	LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	2016	2015	2014

Loss (gain) on the ineffective portion of fair value hedges	$1,988	$(3,466)	$(3,213)
(Gain) loss on embedded derivatives related to long-term debt	(106)	3,583	4,913
Loss (gain) on reversal of embedded derivatives on debt redemption	244	(336)	(611)
Loss on derivative financial instruments for which hedge accounting is not used	—	—	3,078
Loss (gain) on the ineffective portion of cash flow hedges	—	737	(737)

	$2,126	$518	$3,430

5.	LOSS ON DEBT REFINANCING

2016

On December 2, 2016, the Corporation issued a notice for the redemption of an aggregate principal amount of $175.0 million of its issued and outstanding 6.875% Senior Notes due July 15, 2021, at a redemption price of 103.438% of their principal amount. On January 5, 2017, the Senior Notes were redeemed for a cash consideration of $181.0 million. This transaction resulted in a loss of $7.3 million in 2016.

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

2014

In April 2014, the Corporation redeemed US$260.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due April 15, 2018 for a total cash consideration of $295.4 million. This transaction resulted in a total loss of $21.4 million (before income taxes), net of a loss of $1.6 million previously reported in other comprehensive income.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

6.	RESTRUCTURING OF OPERATIONS, LITIGATION AND OTHER ITEMS

	2016	2015	2014

Restructuring of operations	$14,194	$6,181	$1,725
Litigation	1,096	(137,396)	34,323
Other	590	1,478	3,397

	$15,880	$(129,737)	$39,445

Restructuring of operations

In 2016, the Corporation recorded a charge for restructuring costs of $14.2 million ($6.2 million in 2015 and $1.7 million in 2014). Restructuring costs in 2016 and 2015 related to various cost reduction initiatives across the organization, mainly labor force downsizing and the migration of subscribers from analog to digital services.

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

Also, in 2014, a charge of $34.3 million, including interest, was accounted for as a result of an unfavorable judgment against the Corporation in a legal action. The Corporation is currently appealing this judgment and $1.1 million in interest relating to this litigation was recorded in 2016 ($1.0 million in 2015).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

7.	INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.9% in 2016, 2015 and 2014, and income taxes in the consolidated statements of income:

	2016	2015	2014

Income taxes at domestic statutory tax rate	$178,655	$190,067	$138,125
(Reduction) increase resulting from:
Effect of non-deductible charges and non-taxable income	(19)	3,060	9,932
Change in benefit arising from the recognition of current and prior year tax losses	(491)	2,179	1,661
Change in deferred tax balances due to a change in substantively enacted tax rates	(6,376)	—	—
Effect of tax consolidation transactions with the parent corporation and affiliated corporations	(55,020)	(58,173)	(60,308)
Other[1]	161	(16,468)	3,873

Income taxes	$116,910	$120,665	$93,283

[1]	Includes in 2015 a decrease of $16.1 million in income tax liability resulting from developments in tax audit matters, jurisprudence and tax legislation.

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated balance sheets		Consolidated income statements
	2016	2015	2016	2015	2014

Accounts payable, accrued charges and provisions	$11,655	$10,290	$1,365	$5,342	$1,132
Defined benefit plans	17,398	17,182	1,548	1,085	(1,468)
Fixed assets	(399,022)	(385,191)	(10,049)	(2,758)	(13,085)
Goodwill and intangible assets	(126,900)	(99,746)	(23,440)	(47,477)	4,675
Benefits from a general partnership	(574)	(67,618)	67,044	(11,108)	30,860
Long-term debt and derivative financial instruments	(25,489)	(32,610)	(424)	(13,908)	(9,034)
Other	(2,603)	(3,625)	1,022	2,571	1,476

	$(525,535)	$(561,318)	$37,066	$(66,253)	$14,556

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

7.	INCOME TAXES (continued)

Changes in the net deferred income tax liability are as follows:

	2016	2015

Balance at beginning of year	$(561,318)	$(476,317)
Recognized in income	37,066	(66,253)
Recognized in other comprehensive income	6,213	(18,381)
Business acquisition (note 9)	(7,496)	(367)

Balance at end of year	$(525,535)	$(561,318)

There are no income tax consequences attached to the payment of dividends or distributions in 2016, 2015 or 2014 by the Corporation to its shareholder.

8.	BUSINESS DISPOSAL

In 2015, the Corporation received an amount of $7.8 million from its parent corporation in connection with the 2013 sale of Web sites Jobboom and Réseau Contact.

9.	BUSINESS ACQUISITIONS

2016

On January 7, 2016, the Corporation acquired Fibrenoire inc., a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million. At closing, the Corporation paid an amount of $119.1 million, net of cash acquired of $1.8 million. A post-closing adjustment of $0.2 million was received in the second quarter of 2016. The purchase balance was paid in February 2017 for an amount of $5.9 million, including interests. Goodwill arising from this acquisition reflects anticipated synergies and future growth potential.

2015

On March 11, 2015, the Corporation acquired 4Degrees Colocation Inc. (“4Degrees Colocation”) and its data center, the largest in Québec City, for a purchase price of $35.5 million in cash. A post-closing adjustment of $0.2 million was received in the second quarter of 2015. The acquisition enables the Corporation to meet its business customers’ growing technological and hosting needs. Goodwill arising from this acquisition reflects 4Degrees Colocation’s expertise and future growth potential.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

9.	BUSINESS ACQUISITIONS (continued)

The purchase price allocation between the fair value of identifiable assets and liabilities related to business acquisitions in 2016 and 2015 is summarized as follows:

	2016	2015
Assets acquired
Non-cash current assets	$5,387	$130
Property, plant and equipment	32,679	11,181
Intangible assets	15,574	5,074
Goodwill	87,068	19,612
Other assets	42	—

	140,750	35,997
Liabilities assumed
Non-cash current liabilities	(3,112)	(463)
Deferred income taxes	(7,496)	(367)
Other long-term liabilities	(5,643)	—

	(16,251)	(830)

Net assets acquired at fair value	$124,499	$35,167

Consideration
Cash	$118,946	$35,167
Balance payable	5,553	—

	$124,499	$35,167

The pro forma revenues and net income in 2016 and 2015 would not have been significantly different than the actual figures if all business acquisitions had occurred at the beginning of the year.

The goodwill that was recorded is not deductible for tax purposes.

10.	INVENTORIES

	2016	2015
Customer equipment	$66,402	$95,563
Network materials	19,662	18,643

	$86,064	$114,206

Cost of inventories included in purchase of goods and services amounted to $258.7 million in 2016 ($205.7 million in 2015 and $165.6 million in 2014). Write-downs of inventories totalling $3.0 million were recognized in purchase of goods and services in 2016 ($1.5 million in 2015 and $1.4 million in 2014).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

11.	INVESTMENTS AND SUBORDINATED LOAN FROM PARENT CORPORATION

	2016	2015
Subordinated loan – Quebecor Media Inc.	$—	$2,090,000

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

On February 12, 2016, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 430,000 preferred shares, Series B, for a total cash consideration of $430.0 million, and settled cumulative unpaid dividends of $6.9 million. On the same day, the Corporation used the total proceeds of $430.0 million to repay part of its subordinated loan contracted from Quebecor Media Inc.

On March 1, 2016, the Corporation contracted a subordinated loan of $625.0 million from Quebecor Media Inc., bearing interest at a rate of 11.5%, payable every six months on June 20 and December 20, and maturing on March 1st, 2046. On the same day, the Corporation invested the total proceeds of $625.0 million into 625,000 preferred shares, Series D, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 11.6%, payable semi-annually.

On November 1, 2016, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 1,660,000 preferred shares, Series B and 625,000 preferred shares, Series D for a total cash consideration of $2.29 billion, and settled cumulative unpaid dividends of $92.7 million. On the same day, the Corporation used the total proceeds of $2.29 billion to repay its subordinated loans contracted from Quebecor Media Inc.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

12.	FIXED ASSETS

For the years ended December 31, 2016 and 2015, changes in the net carrying amount of fixed assets are as follows:

	Land and buildings	Furniture and equipment	Receiving and distribution networks	Customer equipment	Projects under development	Total
Cost:
Balance as of December 31, 2014	$184,685	$522,953	$5,102,234	$592,987	$26,537	$6,429,396
Additions	20,226	45,650	295,014	124,607	144,579	630,076
Business acquisition (note 9)	9,617	1,564	—	—	—	11,181
Net change in additions financed with accounts payable	—	3	(404)	2,878	(22,838)	(20,361)
Retirement, disposals and other	(280)	(5,009)	(79,917)	(26,112)	(785)	(112,103)
Reclassification	—	5,105	97,974	—	(103,079)	—

Balance as of December 31, 2015	214,248	570,266	5,414,901	694,360	44,414	6,938,189
Additions	53,922	42,197	340,983	117,177	112,419	666,698
Business acquisition (note 9)	462	266	31,951	—	—	32,679
Net change in additions financed with accounts payable	—	10	10,183	(1,791)	(2,334)	6,068
Retirement, disposals and other	(726)	(10,986)	(253,295)	(34,060)	—	(299,067)
Reclassification	—	7,699	66,551	—	(74,250)	—

Balance as of December 31, 2016	$267,906	$609,452	$5,611,274	$775,686	$80,249	$7,344,567

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

12.	FIXED ASSETS (continued)

	Land and buildings	Furniture and equipment	Receiving and distribution networks	Customer equipment	Projects under development	Total

Accumulated depreciation:
Balance as of December 31, 2014	$(56,211)	$(274,631)	$(2,758,638)	$(339,100)	$—	$(3,428,580)
Depreciation	(4,141)	(65,519)	(347,300)	(128,652)	—	(545,612)
Retirement and disposals	260	3,827	90,025	22,578	—	116,690

Balance as of December 31, 2015	(60,092)	(336,323)	(3,015,913)	(445,174)	—	(3,857,502)
Depreciation	(7,174)	(66,952)	(327,133)	(116,414)	—	(517,673)
Retirement and disposals	486	9,448	252,801	29,756	—	292,491

Balance as of December 31, 2016	$(66,780)	$(393,827)	$(3,090,245)	$(531,832)	$—	$(4,082,684)

Net carrying amount:
As of December 31, 2015	154,156	233,943	2,398,988	249,186	44,414	3,080,687
As of December 31, 2016	$201,126	$215,625	$2,521,029	$243,854	$80,249	$3,261,883

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

13.	INTANGIBLE ASSETS

For the years ended December 31, 2016 and 2015, changes in the net carrying amount of intangible assets are as follows:

	Spectrum licences[1,2]	Software, licences and other intangible assets	Projects under development	Total

Cost:
Balance as of December 31, 2014	$787,877	$549,608	$2,995	$1,340,480
Additions	219,033	60,005	33,024	312,062
Business acquisition (note 9)	—	5,074	—	5,074
Net change in additions financed with accounts payable	—	16,339	(7,729)	8,610
Retirements and other	—	(6,908)	—	(6,908)
Reclassification	—	7,389	(7,389)	—

Balance as of December 31, 2015	1,006,910	631,507	20,901	1,659,318
Additions	—	99,663	25,819	125,482
Business acquisition (note 9)	—	15,574	—	15,574
Net change in additions financed with accounts payable	—	(5,828)	(2,068)	(7,896)
Retirements and other	—	(2,973)	—	(2,973)
Reclassification and other items	—	26,677	(26,677)	—

Balance as of December 31, 2016	$1,006,910	$764,620	$17,975	$1,789,505

[1]

The Corporation has the option to sell its unused AWS spectrum licence in the Toronto area to Rogers Communications Partnership for a price of $180.0 million, subject to regulatory approvals. The spectrum licence was purchased at a cost of $96.4 million in 2008.

[2]

In 2015, the Corporation acquired four AWS-3 spectrum licences, covering the Province of Québec and the Ottawa region, and eighteen 2500 MHz spectrum licences, covering the Province of Québec, the Ottawa region and the cities of Toronto, Vancouver, Calgary and Edmonton, for a total price of $219.0 million.

The cost of internally generated intangible assets, mainly composed of software, was $453.0 million as of December 31, 2016 ($396.8 million as of December 31, 2015). For the year ended December 31, 2016, the Corporation recorded additions of internally generated intangible assets of $57.2 million ($25.7 million in 2015 and $54.8 million in 2014).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

13.	INTANGIBLE ASSETS (continued)

	Spectrum licences	Software, licences and other intangible assets	Projects under development	Total
Accumulated amortization:
Balance as of December 31, 2014	$(233,758)	$(276,137)	$—	$(509,895)
Amortization	(13,906)	(65,848)	—	(79,754)
Retirements	—	1,729	—	1,729

Balance as of December 31, 2015	(247,664)	(340,256)	—	(587,920)
Amortization	—	(78,392)	—	(78,392)
Retirements	—	64	—	64

Balance as of December 31, 2016	$(247,664)	$(418,584)	$—	$(666,248)

Net carrying amount:
As of December 31, 2015	759,246	291,251	20,901	1,071,398
As of December 31, 2016	$759,246	$346,036	$17,975	$1,123,257

The accumulated amortization of internally generated intangible assets, mainly composed of software, was $249.8 million as of December 31, 2016 ($214.4 million as of December 31, 2015). For the year ended December 31, 2016, the Corporation recorded $35.4 million of amortization ($33.6 million in 2015 and $38.8 million in 2014) for its internally generated intangible assets.

The net carrying value of internally generated intangible assets was $203.2 million as of December 31, 2016 ($182.4 million as of December 31, 2015).

The net carrying amount of intangible assets as of December 31, 2016 and 2015 is allocated to the Telecommunications CGU.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

14.	GOODWILL

For the years ended December 31, 2016 and 2015, changes in the net carrying amount of goodwill are as follows:

Cost:
Balance as of December 31, 2014	$462,563
Business acquisition (note 9)	19,612

Balance as of December 31, 2015	482,175
Business acquisition (note 9)	87,068

Balance as of December 31, 2016	569,243

Accumulated amortization:
Balance as of December 31, 2016 and 2015	$(33,311)

Net carrying amount:
As of December 31, 2015	448,864
As of December 31, 2016	$535,932

The net carrying amount of goodwill as of December 31, 2016 and 2015 is allocated to the Telecommunications CGU.

Recoverable amount

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

14.	GOODWILL (continued)

The following key assumptions were used to determine recoverable amounts in the most recent impairment tests performed:

	2016		2015
CGU groups	Pre-tax discount rate (WACC)	Perpetual growth rate	Pre-tax discount rate (WACC)	Perpetual growth rate
Telecommunications	8.5%	2.5%	9.0%	2.5%

Sensitivity of the recoverable amount

An incremental increase in the pre-tax discount rate of 12.0% or an incremental decrease in the perpetual growth rate of 13.5% would have been required in the most recently performed test for the recoverable amount to equal the carrying value of the Telecommunications CGU in 2016.

15.	OTHER ASSETS

	2016	2015
Deferred connection costs	$13,555	$18,189
Other	3,309	3,267

	$16,864	$21,456

16.	ACCOUNTS PAYABLE AND ACCRUED CHARGES

	2016	2015
Trade and accruals	$332,281	$304,702
Salaries and employee benefits	85,090	79,874
Interest payable	36,728	36,561
Stock-based compensation	2,338	1,632

	$456,437	$422,769

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

17.	PROVISIONS AND CONTINGENCIES

Balance as of December 31, 2015	$70,848
Recognized in income	5,608
Payments	(193)
Other	286

Balance as of December 31, 2016	$76,549

Current portion	$60,321
Non-current portion[1]	16,228

[1]	The non-current portion of provisions and contingencies is included in other liabilities (note 19)

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

18.	LONG-TERM DEBT

	Effective interest rate as of December 31, 2016	2016	2015
Bank credit facilities (i)	2.08%	225,521	273,515
Senior Notes (ii) (note 5)		2,954,780	3,012,600

Total long-term debt		3,180,301	3,286,115
Change in fair value related to hedged interest rate risk		8,377	11,450
Adjustments related to embedded derivatives		(174)	(312)
Financing fees, net of amortization		(25,396)	(30,611)

		(17,193)	(19,473)

		3,163,108	3,266,642
Less current portion		(10,714)	(10,714)

		$3,152,394	$3,255,928

(i)	The bank credit facilities provide for a $630.0 million secured revolving credit facility that matures in July 2021, a $335.0 million unsecured revolving credit facility that matures in July 2021 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facilities bear interest at Bankers’ acceptance rate, U.S. London Interbank Offered Rate (“LIBOR”), Canadian prime rate or U.S. prime rate, plus a margin, depending on the Corporation’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate plus a margin. The secured bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and most of its wholly owned subsidiaries. As of December 31, 2016, the secured bank credit facilities were secured by assets with a carrying value of $5,804.3 million ($7,646.3 million in 2015). The bank credit facilities contain covenants such as maintaining certain financial ratios, limitations on the Corporation’s ability to incur additional indebtedness, pay dividends, or make other distributions. As of December 31, 2016, $209.4 million had been drawn on the secured revolving credit facilities ($246.7 million in 2015), $16.1 million was outstanding on the export financing facility ($26.8 million in 2015) and no amount was drawn on the unsecured revolving credit facility.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

18.	LONG-TERM DEBT (continued)

(ii)	The Senior Notes are unsecured and contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions. Some Notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter, while the remaining Notes are redeemable at a price based on a make-whole formula at any time prior to their maturity. The Notes are guaranteed by specific subsidiaries of the Corporation and, on a non-consolidated basis, the Corporation has no independent assets or operations, the guarantees are full and unconditional and joint and several and any non-guarantor subsidiaries are minor. The following table summarizes terms of the outstanding Senior Notes as of December 31, 2016:

Principal amount	Annual nominal interest rate	Effective interest rate (after discount at issuance)	Maturity date	Interest payable every 6 months on

$300,000	6.875%	6.875%	July 15, 2021	June and December 15
US$800,000	5.000%	5.000%	July 15, 2022	January and July 15
US$600,000[1]	5.375%	5.375%	June 15, 2024	June and December 15
$400,000	5.625%	5.625%	June 15, 2025	April and October 15
$375,000[2]	5.750%	5.750%	January 15, 2026	March and September 15

[1]	The Notes were issued in April 2014 for net proceeds of $654.5 million, net of financing fees of $7.8 million.
[2]	The Notes were issued in September 2015 for net proceeds of $370.1 million, net of financing fees of $4.9 million.

On December 31, 2016, the Corporation and its subsidiaries were in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2017	$10,714
2018	5,358
2019	—
2020	—
2021	509,449
2022 and thereafter	2,654,780

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

19.	OTHER LIABILITIES

	Note	2016	2015

Defined benefit plans	27	$71,024	$68,983
Deferred revenue		19,960	18,166
Asset retirement obligation	17	16,228	15,284
Balance payable on a business acquisition	9	5,553	—
Stock-based compensation[1]	21	1,823	1,173
Other		1,024	966

		$115,612	$104,572

[1]	The current $2.3 million portion of stock-based compensation is included in accounts payable and accrued charges ($1.6 million in 2015) (note 16).

20.	CAPITAL STOCK

(a)	Authorized capital stock

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

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount

Balance as of December 31, 2016 and 2015	172,516,829	$132,401

On June 23, 2015, the Corporation issued 170,000,000 common shares to its parent corporation for a total cash consideration of $170.0 million.

On July 20, 2015 and July 30, 2015, the Corporation reduced its paid-up capital for a cash consideration of $21.0 million and $20.0 million, respectively.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

21.	STOCK-BASED COMPENSATION PLANS

(a)	Ultimate parent corporation stock option plan

Under a stock option plan established by the ultimate parent corporation, 13,000,000 Class B Shares of the ultimate parent corporation have been set aside for directors, officers, senior employees, and other key employees of the ultimate parent corporation and its subsidiaries. The exercise price of each option is equal to the weighted average trading price of the ultimate parent corporation’s Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the granting of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. Holders of options under the stock option plan have the choice, when they exercise their options, of acquiring the Class B Shares at the corresponding option exercise price, or receiving a cash payment equivalent to the difference between the market value of the underlying shares and the exercise price of the option. The Board of Directors of the ultimate parent corporation may, at its discretion, affix different vesting periods at the time of each grant.

The following table gives details on changes to outstanding options for the years ended December 31, 2016 and 2015:

	2016		2015
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning and end of year	50,000	$25.49	50,000	$25.49

Vested options at end of year	16,666	$25.49	—	$—

During the year ended December 31, 2016, none of the ultimate parent corporation’s stock options were exercised.

The following table gives summary information on outstanding options as of December 31, 2016:

	Outstanding options			Vested options
Exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$25.49	50,000	7.22	$25.49	16,666	$25.49

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

21.	STOCK-BASED COMPENSATION PLANS (continued)

(b)	Parent corporation stock option plan

Under a stock option plan established by the parent corporation, options have been set aside for officers, senior employees, directors and other key employees of the Corporation. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of the parent corporation at the date of grant, as determined by its Board of Directors (if the Common Shares of the parent corporation are not listed on a stock exchange at the time of the grant), or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of the parent corporation on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of the parent corporation are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29, and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of the parent corporation on the stock exchange(s) where such shares are listed at the time of exercise or the fair market value of the Common Shares, as determined by the parent corporation’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of the parent corporation at the exercise price. Except under specific circumstances, and unless the Human Resources and Corporate Governance Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant.

The following table gives details on changes to outstanding options granted as of December 31, 2016 and 2015:

	2016		2015
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	386,611	$62.34	241,211	$56.20
Transferred	—	—	58,750	55.40
Granted	—	—	145,000	70.56
Exercised	(94,506)	56.84	(57,150)	50.24
Cancelled	(6,000)	70.56	(1,200)	57.64

Balance at end of year	286,105	$63.98	386,611	$62.34

Vested options at end of year	29,550	$59.94	53,758	$56.70

During the year ended December 31, 2016, 94,506 of the Corporation’s stock options were exercised for a cash consideration of $1.6 million (57,150 stock options for $1.2 million in 2015).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

21.	STOCK-BASED COMPENSATION PLANS (continued)

(b)	Parent corporation stock-based compensation plan (continued)

The following table gives summary information on outstanding options as of December 31, 2016:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$44.45 to $63.50	147,105	6.46	$57.77	23,950	$57.45
$63.51 to $70.56	139,000	8.22	70.56	5,600	70.56

	286,105	7.31	$63.98	29,550	$59.94

(c)	Deferred share unit (“DSU”) and performance share unit (“PSU”) plans

On July 13, 2016, the ultimate parent corporation established a DSU plan and a PSU plan for its employees and those of its subsidiaries. Both plans are based on Quebecor Class B Subordinate Shares (“Quebecor Class B Shares”). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares. No treasury shares will be issued for the purposes of these plans. As of December 31, 2016, 17,125 DSUs and 20,936 PSUs were outstanding under these plans.

(d)	Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plans of the ultimate parent corporation and parent corporation was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans as of December 31, 2016 and 2015:

December 31, 2016	Ultimate parent corporation	Parent corporation
Risk-free interest rate	1.21%	1.13%
Distribution yield	0.48%	1.33%
Expected volatility	19.26%	19.01%
Expected remaining life	3.7 years	3.2 years

December 31, 2015	Ultimate parent corporation	Parent corporation
Risk-free interest rate	0.91%	0.81%
Distribution yield	0.42%	1.50%
Expected volatility	20.46%	19.19%
Expected remaining life	4.7 years	3.8 years

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

21.	STOCK-BASED COMPENSATION PLANS (continued)

(d)	Assumptions in estimating the fair value of stock-based awards (continued)

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

(e)	Liability of vested options

As of December 31, 2016, the liability for all vested options was $0.6 million as calculated using the intrinsic value ($0.7 million as of December 31, 2015).

(f)	Consolidated compensation charge

For the year ended December 31, 2016, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $3.0 million (charge of $1.3 million in 2015 and 2014).

22.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2013	$(14,753)	$5,644	$(9,109)
Other comprehensive loss	(2,852)	(35,028)	(37,880)

Balance as of December 31, 2014	(17,605)	(29,384)	(46,989)
Other comprehensive loss	(22,831)	(7,024)	(29,855)

Balance as of December 31, 2015	(40,436)	(36,408)	(76,844)
Other comprehensive (loss) income	(10,756)	3,693	(7,063)

Balance as of December 31, 2016	$(51,192)	$(32,715)	$(83,907)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 7 1/2 year period.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

23.	COMMITMENTS

The Corporation rents premises and equipment under operating leases and has entered into long-term commitments to purchase services and capital equipment that call for total future payments of $510.8 million, including an amount of $44.9 million for future rent payments to the ultimate parent corporation. The operating leases have various terms, escalation clauses, purchase options and renewal rights. The minimum payments for the coming years are as follows:

	Leases	Other commitments
2017	$41,250	$66,000
2018 to 2021	93,582	126,898
2022 and thereafter	41,599	141,510

The Corporation and its subsidiaries’ operating lease expenses amounted to $54.2 million in 2016 ($52.1 million in 2015 and $48.9 million in 2014).

24.	GUARANTEES

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual value of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. As of December 31, 2016, the maximum exposure with respect to the guarantees was $14.0 million and no liability has been recorded in the consolidated balance sheet.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)	Description of derivative financial instruments

(i)	Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold (in millions of dollars)	Notional amount bought (in millions of dollars)
Less than 1 year	1.3249	$220.2	US$	166.2
Less than 1 year [1]	1.3849	US$260.0		$360.1

[1]	See footnote 1 below Cross-currency interest rate swaps table.

(ii)	Cross-currency interest rate swaps

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar
5.000% Senior Notes due 2022	2014 to 2022	US$	543,125	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256,875	5.81%	1.0016
5.375% Senior Notes due 2024[1]	2008 to 2017	US$	260,000	9.21%	1.2965
5.375% Senior Notes due 2024	2014 to 2024	US$	158,605	Bankers’ acceptance 3 months+ 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441,395	5.62%	1.1039

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

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its financial instruments:

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments (continued)

The carrying value and fair value of long term debt and derivative financial instruments as of December 31, 2016 and 2015 are as follows:

	2016		2015
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(3,180,301)	$(3,266,417)	$(3,286,115)	$(3,289,600)

Derivative financial instruments[3]
Early settlement options	417	417	1,000	1,000
Foreign exchange forward contracts[4]	2,467	2,467	9,282	9,282
Cross-currency interest rate swaps[4]	415,321	415,321	484,915	484,915

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	The fair value of long-term debt excludes the fair value of early settlement options, which is presented separately in the table.
[3]	The fair value of derivative financial instruments designated as hedges is an asset position of $417.8 million as of December 31, 2016 ($494.2 million as of December 31, 2015).
[4]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

(c)	Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2016, no customer balance represented a significant portion of the Corporation’s consolidated accounts receivable. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $19.4 million as of December 31, 2016 ($16.6 million as of December 31, 2015). As of December 31, 2016, 7.7% of accounts receivable were 90 days past their billing date (7.4% as of December 31, 2015), of which 58.9% had an allowance for doubtful accounts (63.3% as of December 31, 2015).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2016 and 2015:

	2016	2015
Balance at beginning of the year	$16,569	$15,422
Charged to income	33,811	30,189
Utilization	(31,169)	(29,042)
Business acquisition (note 9)	140	—

Balance at the end of the year	$19,351	$16,569

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

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

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 6.8 years as of December 31, 2016 (7.6 years as of December 31, 2015).

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

As of December 31, 2016, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments, less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Bank indebtedness	$10,118	$10,118	$—	$—	$—
Accounts payable and accrued charges	456,437	456,437	—	—	—
Amounts payable to affiliated corporations	66,534	66,534	—	—	—
Long-term debt[1]	3,180,301	10,714	5,358	509,449	2,654,780
Interest payments[2]	1,022,345	115,067	304,945	294,683	307,650
Derivative instruments[3]	(436,372)	(18,346)	—	—	(418,026)

Total	$4,299,363	$640,524	$310,303	$804,132	$2,544,404

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	Estimate of interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2016.
[3]	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

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

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2016, to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures and to lock-in the value of certain derivative financial instruments through offsetting transactions. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2016 is as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of $0.10
Gain on valuation and translation of financial instruments and derivative financial instruments	$2,029	$27,605

Decrease of $0.10
Gain on valuation and translation of financial instruments and derivative financial instruments	(2,029)	(27,605)

A variance of $0.10 in the 2016 average exchange rate of CAN dollar per one U.S. dollar would had resulted in a variance of $4.0 million on unhedged purchase of goods and services in 2016 and $6.5 million on unhedged acquisitions of tangible and intangible assets in 2016.

Interest rate risk

The Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2016, after taking into account the hedging instruments, long-term debt was comprised of 85.5% fixed rate debt (84.0% in 2015) and 14.5% floating rate debt (16.0% in 2015).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2016 was $4.0 million.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

25.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)	Market risk (continued)

The estimated sensitivity on income and on other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2016, as per the Corporation’s valuation models, was as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of 100 basis points	$(2,640)	$(18,393)
Decrease of 100 basis points	2,640	18,393

(f)	Capital management

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt and derivative financial instruments less cash and cash equivalents. The capital structure as of December 31, 2016 and 2015 is as follows:

	2016	2015
Bank indebtedness	$10,118	$11,698
Long-term debt	3,163,108	3,266,642
Derivative financial instruments	(417,788)	(494,197)
Cash and cash equivalents	(961)	(1,774)

Net liabilities	2,754,477	2,782,369
Equity	$1,071,740	$813,800

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, the declaration and payment of dividends or other distributions.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

26.	RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel comprises members of the Board of Directors and key senior managers of the Corporation and its main subsidiaries. Their compensation is as follows:

	2016	2015	2014
Salaries and short-term benefits	$4,410	$5,100	$4,528
Post-employment benefits	208	225	167
Share-based compensation	2,024	1,226	1,105
Other long-term benefits	1,534	1,688	1,889

	$8,176	$8,239	$7,689

Operating transactions

During the years ended December 31, 2016, 2015 and 2014, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated corporations, which are included in purchase of goods and services. The Corporation and its subsidiaries also made sales to the parent corporation and affiliated corporations. These transactions were accounted for at the consideration agreed between parties:

	2016	2015	2014
Ultimate parent and parent corporation :
Revenues	$455	$696	$680
Purchase of goods and services	8,037	8,584	7,572
Operating expenses recovered	(752)	(597)	(682)

Corporations under common control :
Revenues	5,906	8,059	10,349
Purchase of goods and services	104,244	103,435	81,148
Operating expenses recovered	(1,275)	(1,395)	(701)

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

26.	RELATED PARTY TRANSACTIONS (continued)

Accounts receivable from affiliated corporations:

	2016	2015
Ultimate parent and parent corporation :
Accounts receivable	$224	$474
Dividends receivable	—	7,455

Corporations under common control:
Accounts receivable	2,433	4,401

	$2,657	$12,330

Accounts payable to affiliated corporations:

	2016	2015
Ultimate parent and parent corporation :
Accounts payable	$51,561	$35,743
Interest payable	—	7,351

Corporations under common control:
Accounts payable	14,973	19,819

	$66,534	$62,913

Management arrangements

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $53.0 million in 2016 ($48.0 million in 2015 and $43.5 million in 2014). The agreement provides for an annual management fee to be agreed upon for the year 2017. In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	PENSION PLANS AND POSTRETIREMENT BENEFITS

The Corporation maintains various defined benefit and defined contribution plans. The Corporation also provides postretirement benefits to eligible retired employees, principally health care and cable services. The Corporation’s pension plans are registered with a provincial or federal regulatory authority.

The Corporation’s funding policy for its funded pension plans is to maintain its contribution at a level sufficient to cover benefits and to meet requirements of the applicable regulations and plan provisions that govern the funding of the plans. These provisions establish, among others, the future payment of amortization payments when the funding ratio of the pension plans is insufficient as defined by the relevant provincial and federal laws. Payments are determined by an actuarial report performed by an independent company at least every three years or annually, according to the applicable laws and in accordance with plan provisions.

By their design, the defined benefit plans expose the Corporation to the typical risks faced by defined benefit plans, such as investment performance, changes to the discount rates used to value the obligation, longevity of plan participants, and future inflation. The administration of the plans is assured by pension committees composed of members of the plans, independent members of the Corporation’s management and independent members or by the Corporation in accordance with the provisions of each plan. Under the Corporation’s rules of governance, the approval and oversight of the defined benefit plan policies are performed at different levels through the pension committees, the Corporation’s management, or the Audit Committee. The risk management of pension plans is also performed under the leadership of these committees at various levels. The custody of securities and management of security transactions are assigned to trustees within a mandate given by the pension committee or the Corporation, as the case may be. Policies include those on investment objectives, risk mitigation strategies and the mandate to hire investment fund managers and monitor their work and performance. The defined benefit pension plans are monitored on an ongoing basis to assess the benefit, funding and investment policies, financial status, and the Corporation’s funding requirement.

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2016 and 2015:

	Pension benefits		Postretirement benefits
	2016	2015	2016	2015
Change in benefit obligations
Benefit obligations at the beginning of the year	$355,410	$309,394	$34,690	$31,617
Service costs	22,902	21,875	1,474	1,373
Interest costs	14,476	12,962	1,438	1,344
Plan participants’ contributions	6,946	7,385	—	—
Actuarial loss arising from:
Financial assumptions	8,681	7,870	859	792
Participant experience	1,533	5,742	—	—
Benefits and settlements paid	(16,125)	(10,355)	(451)	(436)
Other	423	537	—	—

Benefit obligations at the end of the year	$394,246	$355,410	$38,010	$34,690

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

	Pension benefits		Postretirement benefits
	2016	2015	2016	2015

Change in plan assets
Fair value of plan assets at the beginning of the year	$321,117	$285,125	$—	$—
Actual return on plan assets	28,189	15,800	—	—
Employer contributions	20,682	22,625	451	436
Plan participants’ contributions	6,946	7,385	—	—
Benefits and settlements paid	(16,125)	(10,355)	(451)	(436)
Administrative fees	423	537	—	—

Fair value of plan assets at the end of the year	$361,232	$321,117	$—	$—

As of December 31, 2016, the weighted average duration of defined benefit obligations was 23.4 years (23.5 years in 2015). The Corporation expects future benefit payments of $16.6 million in 2017.

The investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of equities and fixed-income investments is used to optimize the risk-return profile of plan assets and to mitigate asset-liability mismatch.

Plan assets are comprised of:

	2016	2015
Equity securities:
Canadian	25.6%	24.2%
Foreign	36.8	37.5
Debt securities	37.5	38.3
Other	0.1	—

	100.0%	100.0%

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

27.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The reconciliation of funded status to the net amount recognized in the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2016	2015	2016	2015
Benefit obligations	$(394,246)	$(355,410)	$(38,010)	$(34,690)
Fair value of plan assets	361,232	321,117	—	—

Plan deficit and net amount recognized[1]	$(33,014)	$(34,293)	$(38,010)	$(34,690)

[1]	The net amount recognized for 2016 and 2015 is included in Other liabilities (note 19).

Components of re-measurements are as follows:

	Pension benefits			Postretirement benefits
	2016	2015	2014	2016	2015	2014
Actuarial loss on benefit obligations	$(10,214)	$(13,612)	$(51,203)	$(859)	$(792)	$(13,863)
Actual return on plan assets, less interest income anticipated in the interest on the net defined benefit liability calculation	16,098	4,790	16,134	—	—	—
Asset limit and minimum funding adjustment	—	—	1,014	—	—	—

Re-measurements gain (loss) recorded in other comprehensive income	$5,884	$(8,822)	$(34,055)	$(859)	$(792)	$(13,863)

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2016	2015	2014	2016	2015	2014
Employee costs:
Service costs	$22,902	$21,875	$16,384	$1,474	$1,373	$545
Administrative fees and other	409	384	437	—	—	—
Interest on net defined benefit liability	1,975	1,569	209	1,438	1,344	834

Net benefit costs	$25,286	$23,828	$17,030	$2,912	$2,717	$1,379

The expense related to defined contribution pension plans amounted to $13.2 million in 2016 ($12.1 million in 2015 and $10.8 million in 2014).

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefit plans will be $19.5 million in 2017 based on the most recent financial actuarial reports filed (contributions of $21.1 million were paid in 2016).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2016, 2015 and 2014

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

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2016, 2015 and 2014 and current periodic benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2016	2015	2014	2016	2015	2014
Benefit obligations
Rates as of year-end:
Discount rate	3.90%	4.00%	4.10%	3.90%	4.00%	4.10%
Rate of compensation increase	3.25	3.25	3.25	3.00	3.00	3.00

Current periodic costs
Rates as of preceding year-end:
Discount rate	4.00%	4.10%	4.90%	4.00%	4.10%	4.90%
Rate of compensation increase	3.25	3.25	3.25	3.00	3.00	3.00

The assumed average retirement age of participants used was of 62 years in 2016, 2015 and 2014.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 6.5% at the end of 2016. These costs, as per the estimate, are expected to decrease gradually over the next 8 years to 4.5% and to remain at that level thereafter.

Sensitivity analysis

An increase of 10 basis points in the discount rate would have decreased the pension benefits obligation by $8.9 million and the postretirement benefits obligation by $0.9 million as of December 31, 2016. There are limitations to this sensitivity analysis since it only considers the impacts of an increase of 10 basis points in the discount rate assumption without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on the consolidated financial statements.