Form 20-F
period 2017-12-31
VIDEOTRON LTEE
filed 2018-03-27
CIK 890746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

☐ Yes  ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

All references in this annual report to our “Senior Notes” are to, collectively, our issued and outstanding 5% Senior Notes due July 15, 2022, our 5 3/8% Senior Notes due June 15, 2024, our 5 5/8% Senior Notes due June 15, 2025, our 5 3/4% Senior Notes due January 15, 2026 and our 5 1/8% Senior Notes due April 15, 2027.

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

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Our audited consolidated financial statements for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

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

We provide a definition of adjusted operating income, adjusted operating income margin and average monthly revenue per user (“ARPU”) under “Item 5. Operating and Financial Review and Prospects — Non-IFRS Financial Measures” and “Item 5. Operating and Financial Review and Prospects — Key Performance Indicator”. We also provide a definition of adjusted operating income, a reconciliation of adjusted operating income and a reconciliation of long-term debt, excluding QMI subordinated loans to the most directly comparable financial measures under IFRS in footnotes 3 and 4 to the tables under “Item 3. Key Information — A. Selected Financial Data”. We also provide a definition of ARPU in footnote 11 to the tables under “Item 3. Key Information — A. Selected Financial Data”.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2017.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period daily exchange rates published by the Bank of Canada. Such rates are presented as U.S. dollars per CAN$1.00. On March 22, 2018, the daily exchange rate was CAN$1.00 equals US$0.7747. We do not make any representation that Canadian dollars could have been converted into U.S. dollars at the rates shown or at any other rate. You should note that the rates set forth below may differ from the actual rates used in our accounting processes and in the preparation of our consolidated financial statements.

Year Ended:	Average(1)	High	Low	Period End

December 31, 2017	0.7708	0.8245	0.7276	0.7971
December 31, 2016	0.7548	0.7972	0.6854	0.7448
December 31, 2015	0.7820	0.8527	0.7148	0.7225
December 31, 2014	0.9054	0.9422	0.8589	0.8620
December 31, 2013	0.9710	1.0164	0.9348	0.9402

Month Ended:	Average(2)	High	Low	Period End

March 2018 (through March 22, 2018)	0.7724	0.7794	0.7641	0.7747
February 28, 2018	0.7946	0.8138	0.7807	0.7807
January 31, 2018	0.8047	0.8135	0.7978	0.8135
December 31, 2017	0.7831	0.7971	0.7760	0.7971
November 30, 2017	0.7832	0.7885	0.7759	0.7759
October 31, 2017	0.7935	0.8018	0.7756	0.7756
September 30, 2017	0.8142	0.8245	0.8013	0.8013

(1)    For years 2013 to 2016, the average of the daily noon rates for each day during the applicable year. For year 2017, the average of the daily exchange rates for each day during the year.

(2)    The average of the daily exchange rates for each day during the applicable month.

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

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under “Item 3. Key Information — Risk Factors” of this annual report. Each of these forward-looking statements speaks only as of the date of this annual report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (“SEC”), as described under “Item 10. Additional Information — Documents on Display” of this annual report.

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

A-                                   Selected Financial Data

The following tables present selected consolidated financial information for our business presented in accordance with IFRS for each of the years ended December 31, 2017, 2016, 2015, 2014 and 2013. We derived this selected consolidated financial information from our audited consolidated financial statements, which are comprised of consolidated balance sheets as at December 31, 2017, 2016, 2015, 2014 and 2013 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the five-year period ended December 31, 2017. The selected consolidated financial information presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements as at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 and notes thereto contained in “Item 18. Financial Statements” of this annual report (beginning on page F-1). Our audited consolidated financial statements as at December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013 are not included in this annual report. Our consolidated financial statements as at December 31, 2017, 2016, 2015, 2014 and 2013 and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, prepared in accordance with IFRS, have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on our consolidated financial statements as at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 is included in this annual report.

The information presented below the caption “Other Financial Data and Ratios” is unaudited except for cash flows, capital expenditures and additions to spectrum licenses, which have been derived from our consolidated financial statements. The information presented below the caption “Operating Data” is not derived from our consolidated financial statements and is unaudited.

Our historical results are not necessarily indicative of our future financial condition or results of operations.

SELECTED FINANCIAL DATA

	Year ended December 31,
	2017	2016	2015	2014	2013
	(dollars in thousands, except percentages, ratios and Operating Data)
Consolidated Statement of Income Data:
Operating revenues:
Cable television	$1,009,584	$1,024,283	$1,053,797	$1,074,821	$1,090,261
Internet	1,030,861	978,723	920,746	856,051	814,682
Mobile telephony	609,772	510,420	403,668	287,665	220,561
Cable telephony	397,787	424,795	458,028	475,143	473,798
Over-the-top video	39,720	31,443	23,596	12,213	3,718
Business	124,608	111,181	69,134	65,632	63,525
Equipment sales	56,542	53,577	57,627	45,627	36,524
Other	9,968	9,917	11,383	9,613	8,754
Total operating revenues	3,278,842	3,144,339	2,997,979	2,826,765	2,711,823

Employee costs	386,353	376,757	356,503	342,399	347,097
Purchase of goods and services	1,359,850	1,320,568	1,259,179	1,136,055	1,079,919
Depreciation and amortization	654,614	596,065	625,366	601,381	561,743
Financial expenses(1)	149,243	161,452	167,429	169,177	174,145
Loss on valuation and translation of financial instruments	3,098	2,126	518	3,430	163,725
Restructuration of operations, litigation and other items	5,888	15,880	(129,737)	39,445	684
Gain on sale of spectrum licences	(330,871)	—	—	—	—
Loss on debt refinancing	5,201	7,346	12,153	21,403	18,912
Income taxes expense	131,231	116,910	120,665	93,283	29,449
Income from discontinued operations	—	—	—	—	40,706
Net income	$914,235	$547,235	$585,903	$420,192	$376,855

Consolidated Balance Sheet Data (at year end):
Cash and cash equivalents	$815,848	$961	$1,774	$342,802	$322,469
Total assets	6,673,403	5,812,685	7,656,559	6,255,596	7,029,396
Long-term debt, excluding QMI subordinated loans(2)(3)	3,270,330	3,163,108	3,266,642	2,924,540	2,399,105
QMI subordinated loans(2)(3)	—	—	2,090,000	1,080,000	2,280,000
Capital stock	132,401	132,401	132,401	3,401	3,401
Equity attributable to shareholder	1,732,493	1,071,231	813,092	793,096	820,807
Cash dividends declared	295,000	282,000	665,000	410,000	361,880

Other Financial Data and Ratios:
Adjusted operating income(4)	$1,532,639	$1,447,014	$1,382,297	$1,348,311	$1,284,807
Adjusted operating income margin(4)	46.7%	46.0%	46.1%	47.7%	47.4%
Cash flows provided by operating activities	1,271,720	1,244,093	1,207,964	1,106,452	1,058,340
Cash flows (used in) provided by investing activities	(92,283)	1,182,250	(1,975,082)	294,905	(1,174,875)
Cash flows (used in) provided by financing activities	(364,550)	(2,427,156)	426,090	(1,381,024)	272,601
Capital expenditures(5)	706,593	792,180	723,105	693,224	582,530
Additions to spectrum licenses(5)	—	—	219,033	217,364	15,964
Ratio of earnings to fixed charges(6)	7.1x	5.0x	5.3x	3.8x	3.2x

Operating Data (at year end, except ARPU):
Homes passed(7)	2,873,748	2,839,293	2,806,001	2,777,264	2,742,476
Basic cable customers(8)	1,640,520	1,690,846	1,736,892	1,782,242	1,825,081
Basic cable penetration(9)	57.1%	59.6%	61.9%	64.2%	66.5%
Digital customers	1,640,520	1,587,039	1,570,622	1,553,593	1,527,363
Digital penetration(10)	100%	93.9%	90.4%	87.2%	83.7%
Cable Internet customers	1,666,491	1,612,827	1,568,165	1,537,532	1,505,992
Cable Internet penetration(9)	58.0%	56.8%	55.9%	55.4%	54.9%
Cable telephony lines	1,188,475	1,253,060	1,316,293	1,349,010	1,348,520
Cable telephony penetration(9)	41.4%	44.1%	46.9%	48.6%	49.2%
Mobile telephony lines	1,023,995	893,932	768,589	632,766	504,314
Over-the-top video customers	361,563	314,706	257,477	177,667	58,238
ARPU(11)	$154.59	$144.86	$135.68	$125.16	$118.03

(1)                                We are party to a number of back-to-back transactions with Quebecor Media, 9101-0835 Québec inc. and 9346-9963 Québec inc., both subsidiaries of Quebecor Media. With respect to these back-to-back transactions, we recorded interest expense of $193.7 million for the year ended December 31, 2017, $202.6 million for the year ended December 31, 2016, $213.2 million for the year ended December 31, 2015, $218.6 million for the year ended December 31, 2014 and $265.9 million for the year ended December 31, 2013, but we recorded $195.5 million, $204.5 million, $216.3 million, $224.2 million and $272.5 million in dividends from Quebecor Media in 2017, 2016, 2015, 2014 and 2013 respectively. See “Item 5. Operating and Financial Review and Prospects — Uses of Liquidity and Capital Resources - Purchase of Shares of Quebecor Media and Servicing of Subsidiary Subordinated Loan.”

(2)                                For the years ended December 31, 2017, 2016, 2015, 2014 and 2013, the term “QMI subordinated loans” refers to the $1.0 billion subordinated loan due in 2022 we entered into in 2007 in favor of Quebecor Media (entirely redeemed for $670.0 million and $330.0 million in 2010 and 2014, respectively), the $1.3 billion subordinated loan due in 2025 we entered into in 2010 in favor of Quebecor Media (entirely redeemed for $870.0 million and $430.0 million in 2014 and 2016, respectively), the $3.25 billion subordinated loan due in 2043 we entered into in 2013 in favor of Quebecor Media (entirely redeemed for $2.6 billion and $650.0 million in 2013 and 2016, respectively), the $1.01 billion subordinated loan due in 2045 we entered into in 2015 in favor of Quebecor Media (entirely redeemed in 2016), the $625.0 million loan due in 2046 we entered into in 2016 in favor of Quebecor Media (entirely redeemed in 2016), and the $3.6 billion subordinated loan due in 2047 we entered into in 2017 in favor of Quebecor Media (entirely redeemed in 2017). See “Item 5. Operating and Financial Review and Prospects — Uses of Liquidity and Capital Resources - Purchase of Shares of Quebecor Media and Servicing of Subsidiary Subordinated Loan.”

(3)                                We believe that long-term debt, excluding QMI subordinated loans, provides investors with a meaningful measure of our long-term debt because the QMI subordinated loans are subordinated in right of payment to the prior payment in full of our senior indebtedness, including our notes, and because the proceeds of our QMI subordinated loans due 2022, 2025, 2043, 2045, 2046 and 2047 were invested in retractable preferred shares of Quebecor Media or its subsidiaries as part of back-to-back transactions to reduce our income tax obligations. Consequently, we disclose long-term debt, excluding QMI subordinated loans, as a supplemental measure of our indebtedness in this annual report. Long-term debt, excluding QMI subordinated loans, is not intended to be, and should not be, regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with IFRS. Long-term debt, excluding QMI subordinated loans, is calculated from and reconciled to long-term debt as follows:

	At December 31
	2017	2016	2015	2014	2013
	(Canadian dollars in millions) (unaudited)

Long-term debt	$3,270.3	$3,163.1	$5,356.6	$4,004.5	$4,679.1
QMI subordinated loans(2)	—	—	(2,090.0)	(1,080.0)	(2,280.0)
Long-term debt, excluding QMI subordinated loans, as defined	$3,270.3	$3,163.1	$3,266.6	$2,924.5	$2,399.1

(4)                                Adjusted operating income and ratios based on this measure are not calculated in accordance with, or recognized by, IFRS.  We define adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, loss on debt refinancing, restructuring of operations, litigation and other items, gain on sale of spectrum licences, income taxes and income from discontinued operations. We define adjusted operating income margin as adjusted operating income expressed as a percentage of revenues under IFRS. Adjusted operating income, and ratios using this measure, are not intended to be regarded as alternatives to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. We use adjusted operating income because we believe that it is a meaningful measure in evaluating our consolidated results. This measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or our investment activities. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies, therefore limiting its usefulness as a comparative measure. See “Presentation of Financial Information — Non-IFRS Measures”. Our adjusted operating income is calculated from and reconciled to net income under IFRS for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 in the table below:

	Year ended December 31,
	2017	2016	2015	2014	2013
Net income	$914.2	$547.2	$585.9	$420.2	$376.9
Depreciation and amortization	654.6	596.1	625.4	601.4	561.7
Financial expenses(1)	149.2	161.5	167.4	169.2	174.1
Loss on valuation and translation of financial instruments	3.1	2.1	0.5	3.4	163.7
Loss on debt refinancing	5.2	7.3	12.2	21.4	18.9
Gain on spectrum licences	(330.9)	—	—	—	—
Restructuring of operations, litigation and other items	5.9	15.9	(129.7)	39.4	0.7
Income taxes expense	131.2	116.9	120.7	93.3	29.4
Income from discontinued operations	—	—	—	—	(40.7)

Adjusted operating income, as defined	$1,532.5	$1,447.0	$1,382.4	$1,348.3	$1,284.7

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

Unlike us, OTT service providers are not subject to CRTC’s regulations and do not have to contribute financially to the Canadian traditional television business model or Internet infrastructure. Furthermore, foreign providers with no

Canadian place of business are not required to charge federal and provincial sales tax. Consequently, this could place us at a competitive disadvantage, lead to increased operational costs and have an adverse effect on our business, prospects, revenues, financial condition, and results of operations. On September 28, 2017, the Minister of Canadian Heritage and Netflix concluded an arrangement pursuant to which Netflix undertakes to invest a minimum of $500 million in original productions in Canada over the next five years. As part of this arrangement, the Federal Government has decided not to impose the Goods and Services Tax (GST) on Netflix’s services. Given that our clients must pay GST when they purchase our services, this decision could place us at a competitive disadvantage.

In our Internet access business, we compete against other ISPs offering residential and commercial Internet access services as well as WiMAX and open Wi-Fi networks in some cities. The main competitors are the ILECs that offer Internet access through digital subscriber line (“DSL”), fibre to the node and fibre to the home technologies, often offering download speeds comparable to ours. In addition, satellite operators such as Xplornet are increasing their existing high-speed Internet access capabilities with the launch of high-throughput satellites, targeting households in rural and remote locations and claiming future download speeds comparable to our low and medium download speeds. The CRTC also requires cable and ILEC network providers, including ourselves, to offer wholesale access to our high-speed Internet systems to third-party ISP competitors for them to provide retail Internet access services. These third-party ISP competitors may also provide telephony, television services, IPVS and networking applications. Certain municipalities also plan to build and operate their own broadband networks. They plan to do so through public/private partnership arrangements, competing directly with us in some of our local markets.

Our cable telephony business has numerous competitors, including ILECs, competitive local exchange carriers, mobile telephony service operators and other providers of telephony, television services, Voice over Internet Protocol (“VoIP”) and Internet communications, including competitors that are not facility-based and therefore have much lower infrastructure costs. In addition, Internet protocol-based products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on our business, prospects, revenues, financial condition and results of operations.

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

Due to ongoing technological developments, the distinction between traditional platforms (broadcasting, Internet and telephony) is fading rapidly. For instance, emerging Go Platforms such as HBO Go, allow customers to view their traditional television content directly on their mobile devices or computers via Internet connection (although authentication as a broadcasting distribution undertaking’s subscriber (“BDU’s subscriber”) is still required in Canada). Also, the Internet, through wireline or cable and mobile devices, is an important broadcasting and distribution platform. In addition, mobile operators, with the development of their Long-Term Evolution (also known as “LTE”) networks, offer wireless and fixed wireless Internet services. Finally, our VoIP telephony service also competes with Internet-based solutions.

Moreover, a few of our competitors are offering special discounts to customers who subscribe to two or more of their services (cable television or IPTV, Internet, residential and mobile telephony services). Should we fail to keep our existing customers and lose them to such competitors, we may end up losing a subscriber for each of our services as a result of our bundling strategy. This could have an adverse effect on our business, prospects, revenues, financial condition and results of operations.

Fierce price competition in all our businesses and across the industries in which we operate may affect our ability to raise the price of our products and services in line with increases in our operating costs, as we have done in the past. This could have an adverse effect on our business, revenues, financial condition and results of operations.

We compete, and will continue to compete, with alternative technologies and we may be required to invest a significant amount of capital to address continuing technological evolution and development needs.

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

We may not be able to successfully compete with existing or newly developed alternative technologies, such as 5G, Software-defined networking (SDN), Network function virtualization (NFV) and virtual reality technologies, or we may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementations may be limited, which could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition, and results of operations.

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

We have entered into roaming agreements with multiple carriers around the world (including Canada, the United States and Europe), and have established worldwide coverage. Our inability to extend our worldwide coverage or to renew, or substitute for, these roaming agreements at their respective or better terms or on acceptable terms, may place us at a competitive disadvantage, which could adversely affect our ability to operate our mobile business successfully and profitably. In addition, if we are unable to renew, or substitute for, these roaming agreements on a timely basis and at an acceptable cost, our cost structure could materially increase, and, consequently, our business, prospects, revenues, financial condition and results of operations could be adversely affected.

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

Our mobile telephony business model is based substantially on subsidizing the cost of subscriber handsets, similar to other Canadian wireless carriers. This model attracts customers and in exchange they commit to a term contract with us. We also commit to a minimum subsidy per unit with the supplier of certain smartphone devices. If we are unable to recover the costs of the subsidies over the term of the customer contract, this could negatively impact our business, prospects, revenues, financial condition and results of operations.

Also, with the introduction of the CRTC’s Wireless Code in 2013 and its revision in 2017, limiting wireless term contracts to two years and eliminating device locking, the number of BYOD customers with no-term contracts has increased. Such customers are under no contractual obligation to remain with us, this could have a material adverse effect on our churn rate and, consequently, on our business, prospects, revenues, financial condition and results of operations.

Our inventory may become obsolete.

Our various products in inventory generally have a relatively short lifecycle due to frequent technological changes. If we cannot effectively manage inventory levels based on product demand, or minimum order quantities from our suppliers, this could increase the risk of inventory obsolescence and could have an adverse effect on our business, financial condition and results of operations.

We are regularly required to make capital expenditures to remain technologically and economically competitive. We may not be able to obtain additional capital to implement our business strategies and make capital expenditures.

Our strategy of maintaining a leadership position in the suite of products and services we offer and of launching new products and services requires capital investments in our network and infrastructure to support growth in our customer base and its demands for increased bandwidth capacity and other services. In the past, we have required substantial capital for the upgrade, expansion and maintenance of our network and the launch and deployment of new or additional services. We expect that additional capital expenditures will continue to be required in the short-term, mid-term and long-term in order to expand and maintain our networks, systems and services, including expenditures relating to advancements in Internet access, HD television, ultra-high-definition (“UHD”) television, Internet of Things, IPTV and television everywhere/every platform requiring Internet protocol delivery technology, the introduction of virtual reality, as well as the cost of our mobile services infrastructure deployment, maintenance and enhancement.

New technologies in our industry are evolving faster than the historical investment cycle in the industry. The introduction of new technologies and their pace of adoption could result in requirements for additional capital investments not currently planned, as well as shorter estimated useful lives for certain of our existing assets.

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

We require access to the support structures of hydroelectric and telephone utilities and need municipal rights of way to deploy our cable network. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). We have entered into comprehensive support structure access agreements with all the major hydroelectric companies and all the major telecommunications companies in our service territory. In the event that we seek to renew or to renegotiate these agreements, we cannot guarantee that these agreements will continue to be available on their respective terms, on acceptable terms, or at all, which may place us at a competitive disadvantage and which may have a material adverse effect on our business and prospects.

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

The recent trend towards mobile substitution or “cord-cutting” (when users cancel their landline telephony services and opt for mobile telephony services only) is largely the result of the increasing mobile penetration rate in Canada and the various unlimited offers launched by mobile operators. In addition, there is also a consumer trend to abandon and substitute wire and cable television for Internet access services in order to stream directly from broadcasters and OTT content providers. We may not be successful in converting our existing cable telephony subscriber base to our mobile telephony services or in attracting customers to our OTT entertainment platforms, which could have a material adverse effect on our business, prospects, revenues, results of operations and financial condition.

We could be adversely affected by the rapid growth of traffic volumes on the Internet.

Internet users are downloading an increasing amount of data each year and households are connected to the Internet through a combination of several computers, tablets and other mobile devices, leading to simultaneous flows per home. In addition, some content on the Internet, such as videos, is available at a higher bandwidth for which HD, as opposed to standard definition, has become the norm. OTT service providers have recently started streaming UHD content which uses even more bandwidth than HD content. There has therefore been an increase in data consumption and an intensification of Internet traffic during peak periods, which calls for increased bandwidth capacity to address the needs of our customers.

Equipment costs are under pressure in an effort to counterbalance customers’ demand for bandwidth. While we can relay some of this pressure on costs to our manufacturers, can adopt new technologies that reduce costs or implement other cost-reduction initiatives, our inability to fully meet our increasing need for bandwidth may result in loss of clients, price increases or reduced profitability.

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

In addition, our expansion may require us to incur significant costs or divert significant resources, and may limit our ability to pursue other strategic and business initiatives, which could have an adverse effect on our business, prospects, results of operations and financial condition. Furthermore, if we are not successful in managing our growth, or if we are required to incur significant or unforeseen costs, our business, prospects, results of operations and financial condition could be adversely affected.

The implementation of changes to the structure of our business may be more expensive than expected and we may not gain all the anticipated benefits.

We have and will continue to implement changes to the structure of our business due to many factors such as the necessity of a corporate restructuring, a system replacement or upgrade, a process redesign, and the integration of business acquisitions or existing business units. These changes must be managed carefully to ensure that we capture the intended benefits. The implementation process may lead to greater-than-expected operational challenges and costs, expenses, customer loss, and business disruption for us, which could adversely affect our business and our ability to gain the anticipated benefits.

We depend on key personnel and our inability to retain skilled employees may have an adverse effect on our business, prospects, results of operations and financial condition.

Our success depends to a large extent on the continued services of our senior management and our ability to retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, train and retain such employees could have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, in order to implement and manage our businesses and operating strategies effectively, we must sustain a high level of efficiency and performance, maintain content quality, continually enhance our operational and management systems, and continue to effectively attract, train, motivate and manage our employees. If we are not successful in these efforts, it may have a material adverse effect on our business, prospects, results of operations and financial condition.

Our financial performance could be materially adversely affected if we cannot continue to distribute a wide range of television programming on commercially reasonable terms.

The financial performance of our cable and mobile services depends in large part on our ability to distribute, on our platforms, a wide range of appealing, conveniently-scheduled television programming at reasonable rates. We obtain television programming rights from suppliers pursuant to programming contracts. In recent years, these suppliers have become vertically integrated and are now more limited in number. The quality and amount of television programming we offer affect the attractiveness of our services to customers and, accordingly, the rates we can charge for these services. We may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, our inability to obtain programming at reasonable rates or our inability to pass rate increases through to our customers could have a material adverse effect on our business, prospects, results of operations and financial condition.

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

We provide our cable television, Internet access, cable telephony and mobile telephony services through a primary headend and through twelve additional regional headends in our single clustered network. Despite available emergency backup or replacement sites, a failure in our primary headend, including exogenous threats, such as cyberattacks, natural disasters, sabotage or terrorism, or dependence on certain external infrastructure providers (such as electric utilities), could prevent us from delivering some of our products and services throughout our network until the failure has been resolved, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation, and could have a material adverse effect on our financial condition.

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

Although we have implemented and regularly review and update processes and procedures to protect against unauthorized access to or use of sensitive data, including data of our customers, and to prevent data loss, and, although ever-evolving cyber-threats require us to continually evaluate and adapt our data centres, systems, infrastructure, networks and processes, we cannot assure that our data centres, systems, infrastructure, networks and processes, as well as those of our suppliers, will be adequate to safeguard against all information security access by third-parties or errors by employees or by third party suppliers. If we are subject to a significant cyber-attack or breach, unauthorized access, errors of third-party suppliers or other security breaches, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation, which could have a material adverse effect on our financial condition.

In addition, the preventive actions we take to reduce the risks associated with cyber-attacks, including protection of our data centres and information assets as well as efforts to improve the overall governance over information security and the controls within our IT systems, may be insufficient to repel or mitigate the effects of a major cyber-attack in the future.

We store and process increasingly large amounts of personally identifiable data of our clients, employees or our business partners, and the improper use or disclosure of such data would have an adverse effect on our business and reputation.

We store and process increasingly large amounts of personally identifiable information of our clients, employees or our business partners. We face risks inherent in protecting the security of such personal data. In particular, we face a number of challenges in protecting the data in and hosted on our systems, or those belonging to our suppliers, including from advertent or inadvertent actions or inactions by our employees, as well as in relation to compliance with applicable laws, rules and regulations relating to the collection, use, disclosure and security of personal information, including any requests from regulatory and government authorities relating to such data.  Although we have developed systems, processes and security controls that are designed to protect personally identifiable information of our clients, employees or our business partners, we may be unable to prevent the improper disclosure, loss, misappropriation of, unauthorized access to, or other security breach relating to such data that we store or process or that our suppliers store or process. As a result, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation, which could have a material adverse effect on our financial condition.

We are dependent upon our information technology systems and those of certain third-parties. The inability to enhance our systems could have an adverse impact on our financial results and operations.

The day-to-day operation of our business is highly dependent on information technology systems, including those of certain third-party suppliers. An inability to maintain and enhance our existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products and services could have an adverse impact on our ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth and manage operating expenses, all of which may have a material adverse effect on our business, prospects, results of operations and financial condition.

Products and services supplied to us by third-party suppliers may contain latent security issues, including but not limited to software security issues, that would not be apparent upon a diligent inspection. Failure to identify and remedy those issues could adversely impact our results of operations and financial condition.

Malicious and abusive Internet practices could impair our cable data and mobile data services as well as our fibre-optic connectivity business.

Our cable data, mobile data and fibre-optic connectivity business customers utilize our network to access the Internet and, as a consequence, we or they may become a victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including deterioration of service, excessive call volume to call centers, and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, to a loss of customers or revenues, in addition to increased costs to service our customers and protect our network. Any significant loss of cable data, mobile data or fibre-optic connectivity business customers, or a significant increase in the costs of serving those customers, could adversely affect our reputation, business, prospects, results of operations and financial condition.

We may not be able to protect our services from piracy, which may have an adverse effect on our customer base and lead to a possible decline in revenues.

In our cable television, Internet access, OTT and telephony business, we may not be able to protect our services and data from piracy. We may be unable to prevent electronic attacks to gain unauthorized access to our network, digital programming, and our Internet access services. We use encryption technology to protect our cable signals and OTT from unauthorized access and to control programming access based on subscription packages. We may not be able to develop or acquire adequate technology to prevent unauthorized access to our network, programming and data, which may have an adverse effect on our customer base and lead to a possible decline in our revenues, as well as to significant remediation costs and legal claims.

We depend on third-party suppliers and providers for services, hardware, equipment, licensed technological platforms, information and other items critical to our operations.

We depend on third-party suppliers and providers for certain services, hardware, licensed technological platforms and equipment that are, or may become, critical to our operations and network evolution. These materials and services include set-top boxes, mobile telephony handsets and network equipment, cable and telephony modems, servers and routers, fibre-optic cable, telephony switches, inter-city links, support structures, licensed technological platforms, software, the “backbone” telecommunications network for our Internet access and telephony services, and construction services for the expansion of and upgrades to our cable and mobile networks. These services and equipment are available from a single or limited number of suppliers and therefore we face the risks of supplier disruption, including business difficulties, restructuring or supply-chain issues. If no supplier can provide us with the equipment and services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected.

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

In the normal course of business, we are involved in various legal proceedings and other claims relating to the conduct of our business, including class actions. Although, in the opinion of our management, the outcome of current pending claims and other litigation is not expected to have a material adverse effect on our reputation, results of operations, liquidity or financial condition, a negative outcome in respect of any such claim or litigation could have a said adverse effect. Moreover, the cost of defending against lawsuits and the diversion of management’s attention could be significant. See also “Item 8. Financial Information — Legal Proceedings” in this annual report.

Our businesses depend on not infringing the intellectual property rights of others and on using and protecting our intellectual property rights.

We rely on our intellectual property, such as patents, copyrights, trademarks and trade secrets, as well as licenses and other agreements with our vendors and other third parties, to use various technologies, conduct our operations and sell our products and services. Legal challenges to our intellectual property rights, or the ones of third party suppliers, and claims of intellectual property infringement by third parties could require that we enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability, or be enjoined preliminarily or permanently from further use of the intellectual property in question or from the continuation of our businesses as currently conducted. We may need to change our business practices if any of these events occur, which may limit our ability to compete effectively and could have an adverse effect on our results of operations. In the event that we believe any such challenges or claims are without merit, they can nonetheless be time-consuming and costly to defend and divert management’s attention and resources away from our businesses. Moreover, if we are unable to obtain or continue to obtain licenses from our vendors and other third parties on reasonable terms, our businesses could be adversely affected.

Piracy and other unauthorized uses of content are made easier, and the enforcement of our intellectual property rights more challenging, by technological advances. The steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary rights. We may not have the ability in certain jurisdictions to adequately protect intellectual property rights. Moreover, others may independently develop processes and technologies that are competitive to ours. Also, we may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. Unauthorized use of our intellectual property rights may increase the cost of protecting these rights or reduce our revenues. We cannot be sure that any legal actions against such infringers will be successful, even when our rights have been infringed.

We may be adversely affected by strikes and other labour protests.

As of December 31, 2017, approximately 60% of our employees are unionized, and the terms of their employment are governed by one of our five regional collective bargaining agreements.

We are not currently subject to any labour dispute. Nevertheless, we can neither predict the outcome of current or future negotiations relating to labour disputes, union representation or renewal of collective bargaining agreements, nor guarantee that we will not experience future work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations. If our unionized workers engage in a strike or any other form of work stoppage, we could experience a significant disruption to our operations, damage to our property and/or interruption to our services, which could adversely affect our business, assets, financial condition, results of operations and reputation. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our business and results of operations. Such could be the case if current or future labour negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations. In addition, our ability to make short-term adjustments to control compensation and benefit costs is limited by the terms of our collective bargaining agreements.

Our defined benefit pension plans are currently underfunded and our pension funding requirements could increase significantly due to a reduction in funded status as a result of a variety of factors.

The economic cycles, employee demographics and changes in regulations could have a negative impact on the funding of our defined benefit pension plans and related expenditures. There is no guarantee that the expenditures and contributions required to fund these pension plans will not increase in the future and therefore negatively impact our operating results and financial condition. Risks related to the funding of defined benefit plans may materialize if total obligations with respect to a pension plan exceed the total value of its trust assets. Shortfalls may arise due to lower-than-expected returns on investments, changes in the assumptions used to assess the pension plan’s obligations, and actuarial losses.

We may be adversely affected by exchange rate fluctuations.

Most of our revenues and expenses are denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes and cable modems, certain mobile devices and certain capital expenditures, including certain costs related to the development and maintenance of our mobile network, are paid in U.S. dollars. Those costs are partially hedged hence a significant increase in the U.S. dollar could have an adverse effect on our results of operations and financial condition.

Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, are payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. We have entered into transactions to hedge the exchange rate risk with respect to our U.S. dollar-denominated debt outstanding at December 31, 2017 and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt. These hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral in order to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms, or at all, or, pursuant to the terms of these hedging transactions, our counterparties thereto may owe us significant amounts of money and may be unable to honour such obligations, all of which could have an adverse effect on our results of operations and financial condition.

In addition, certain cross-currency interest rate swaps entered into by us include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2017, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward contracts was in a net asset position of $259.0 million on a consolidated basis. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

Some of our suppliers source their products out of the U.S., therefore, although we pay those suppliers in Canadian dollars, the prices we pay for such products may be affected by fluctuations in the exchange rate. We may in the future enter into transactions to hedge our exposure to the exchange rate risk related to the prices of some of those products. However, fluctuations to the exchange rate for our purchases that are not hedged could affect the prices we pay for such purchases and could have an adverse effect on our results of operations and financial condition.

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

Extended periods of volatility and disruptions in the capital and credit markets as a result of uncertainty, ongoing changes in or increased regulation of financial institutions, reduced financing alternatives or failures of significant financial institutions could adversely affect our access to the liquidity and affordability of funding needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Market disruptions and broader economic challenges may lead to lower demand for certain of our products and increased incidences of customer inability to pay or timely pay for the services or products that we provide. Events such as these could adversely impact our results of operations, cash flows, financial condition and prospects.

A failure to adopt an ethical business conduct may adversely affect our reputation.

Any failure or perceived failure to adhere to our policies, the law or ethical business practices could have a significant effect on our reputation and brands and could therefore negatively impact our financial performance. Our framework for managing ethical business conduct includes the adoption of a Code of Ethics which our directors and employees are required to acknowledge and agree to on a regular basis and, as part of an independent audit and security function, maintenance of a whistle-blowing hotline. There can be no assurance that these measures will be effective to prevent violations or perceived violations of law or ethical business practices.

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

Any of the foregoing could have a material adverse effect on our business, financial condition, operating results, liquidity, and prospects.

The competition for retail locations and the consolidation of independent retailers may adversely affect the customer reach of our telecommunications business’ sale network.

The competition to offer products in the best available retail commercial spaces is fierce in the telecommunications business. Some of our telecommunications business’ competitors have pursued a strategy of selling their products through independent retailers to extend their presence on the market and some of our competitors have also acquired certain independent retailers and created new distribution networks. This could result in limiting the customer reach of our retail network and may contribute to isolate us from our competitors, which could have an adverse effect on our business, prospects, results of operations and financial condition.

Risks Relating to Regulation

We are subject to extensive government regulation and policy-making. Changes in government regulation or policies could adversely affect our business, prospects, results of operations and financial condition.

Our operations are subject to extensive government regulation and policy-making in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. Although the federal government eliminated the foreign ownership restrictions on telecommunications companies with less than 10 percent of total Canadian telecommunications market revenues, there are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses and telecommunications carriers in Canada. Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) (the “Broadcasting Act”) and the Telecommunications Act and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the federal cabinet. For instance, the CRTC introduced some form of rate regulation following its commonly referred to as “Lets talk TV” public consultation on television broadcasting and distribution. Consequently, we must offer a reduced basic service at $25 since March 1, 2016 and offer all specialty services “à la carte”, since December 1, 2016. Moreover, the CRTC adopted a Wireless Code which regulates numerous aspects of the provision of retail wireless services and a new Television Service Provider Code which regulates numerous aspects of the provisions of retail television services, which became effective as of September 1, 2017. Finally, the CRTC, in response to a directive received from the Governor in Council, recently initiated a proceeding to consider whether to grant access to non-facilities-based wireless service providers, including those whose customers rely primarily on non-carrier WiFi networks (referred to as “Wi-Fi first service providers”), to the wholesale roaming service tariffs of the national wireless carriers; which could have the effect of introducing mandatory resale into the wireless marketplace, to the detriment of facilities-based wireless competitors. Our wireless and cable operations are also subject to technical requirements, license conditions and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”), which is administered by ISED.

In addition, laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts in Canada, the United States and other jurisdictions may impose limits on our collection and use of certain kinds of information. Furthermore, the CRTC and ISED have the power to impose monetary sanctions for failure to comply with current regulations. For a more extensive description of the regulatory environment affecting our business, see “Item 4. Information on the Corporation — Regulation”.

Changes to the laws, regulations and policies governing our operations, the introduction of new laws, regulations, policies or terms of license, the issuance of new licenses, including additional spectrum licenses to our competitors or changes in the treatment of the tax deductibility of advertising expenditures could have an impact on our customer buying practices and/or a material adverse effect on our business (including how we provide products and services), prospects, results of operations and financial condition. In addition, we may incur increased costs in order to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts or the extent to which any changes might adversely affect us.

ISED may not renew our mobile spectrum licenses on acceptable terms, or at all.

Our AWS-1 licenses were issued in December 2008 for a 10-year term. The conditions of AWS-1 license renewal were the subject of a public consultation process that concluded on August 14, 2017. A separate public consultation process is expected to be initiated shortly regarding the licence fees to be paid during a renewal term. Decisions from both these processes are expected prior to the expiry of our initial 10-year licences.

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

If, at the end of their respective term, our licenses are not renewed on acceptable terms, or at all, our ability to continue to offer our wireless services, or to offer new services, may be negatively impacted and, consequently, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

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

In a series of decisions since 2015, the CRTC has reemphasized the importance it gives to mandated wholesale access arrangements as a driver of competition in the retail Internet access market. Most significantly, the CRTC has ordered all of the major telephone and cable companies, including Videotron, to provide new disaggregated wholesale access services, which are to replace existing aggregated wholesale access services after a transition period. These new disaggregated services will involve third-party ISPs provisioning their own regional transport services. They will also include, for the first time, mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. A tariff proceeding is under way to set the rates for these new disaggregated wholesale services. In parallel, on October 6, 2016, the CRTC ordered a significant interim reduction to the tariff rates for the existing aggregated wholesale services. A second tariff proceeding is under way to set revised final rates for these services while work moves forward on implementing the disaggregated services. Rulings in both tariff proceedings are expected in the first half of 2018. As a result of these rulings, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

We are subject to a variety of environmental laws and regulations.

We are subject to a variety of environmental laws and regulations. Some of our facilities are subject to federal, provincial, state and municipal laws and regulations concerning, for example, emissions to the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, including electronic waste, recycling, soil remediation of contaminated sites, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations. Failure to comply with present or future laws or regulations could result in substantial liability for us.

Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. For instance, most Canadian provinces have recently implemented Extended Producer Responsibility (EPR) regulations in order to encourage sustainability practices such as the “Ecological recovery and reclamation of electronic products”, which sets certain recovery targets and which may require us to monitor and adjust our practices in the future. Evolving public expectations with respect to the environment and increasingly stringent laws and regulations could result in increased costs of compliance, and failure to recognize and adequately respond to them could result in fines, regulatory scrutiny, or have a significant effect on our reputation and brands.

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

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2017, we had $3.3 billion of consolidated long-term debt (excluding QMI subordinated loans). Our indebtedness could have significant consequences, including the following:

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

Although we have significant indebtedness, as at December 31, 2017, we had approximately $965.0 million available for additional borrowings under our existing credit facilities on a consolidated basis, and the indentures governing our outstanding Senior Notes would permit us to incur substantial additional indebtedness in the future. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, refer to Note 20 to our audited consolidated financial statements for the year ended December 31, 2017 included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.”

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

There is currently no established trading market for our issued and outstanding Senior Notes and we do not intend to apply for listing of any of our Senior Notes on any securities exchange or to arrange for any quotation on any automated dealer quotation systems. No assurance can be given as to the prices or liquidity of, or trading markets for, any series of our Senior Notes. The liquidity of any market for our Senior Notes will depend upon the number of holders of our Senior Notes, the interest of securities dealers in making a market in our Senior Notes, applicable regulations, prevailing interest rates, the market for similar securities and other factors, including general economic conditions, our financial condition and performance and our prospects. The absence of an active market for our Senior Notes could adversely affect their market price and liquidity.

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

ITEM 4 — INFORMATION ON THE CORPORATION

A-           History and Development of the Corporation

Our legal and commercial name is Videotron Ltd. We were founded on September 1, 1989 and are governed by the Business Corporations Act (Québec). On October 23, 2000, we were acquired by Quebecor Media.

Our registered office is located at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, and our telephone number is (514) 281-1232. Our corporate website may be accessed through the URL http://www.videotron.com. The information found on our corporate website or on any other website to which we refer in this annual report does not, however, form part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States with respect to our Senior Notes (other than our Canadian-dollar denominated Senior Notes due 2025 and 2026) is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Since December 31, 2014, we have undertaken and/or completed several business acquisitions, capital expenditures, business development projects and financing transactions, including, among others, the following:

•                  We have continued to actively develop our mobile network. As of December 31, 2017 Videotron’s mobile telephony services covered the Province of Québec (7.9 million people) and Eastern Ontario. During 2017, we activated 130,100 net new lines on our advanced mobile network at a pace of approximately 10,800 net new lines per month, bringing our total mobile customer base to 1,024,000 activated lines.

•                  On August 29, 2017, we announced a multiyear strategic partnership with multinational telecommunications, media technology company Comcast Corporation (“Comcast”), aimed at developing and delivering our own IPTV service based on Comcast’s XFINITY X1 platform to enhance customer experience for our customers.

•                  On July 24, 2017, we sold seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw Communications Inc. (“Shaw”) for a cash consideration of $430.0 million. The sale included three 700 MHz licences covering southern Ontario and the entirety of the provinces of Alberta and British Columbia, and four 2500 MHz licences covering the major urban centres in those provinces, namely Toronto, Edmonton, Calgary and Vancouver.

•                  On June 20, 2017, we sold our AWS-1 spectrum licence in the Metropolitan Toronto area to Rogers Communication Inc. (“Rogers”) for a cash consideration of $184.2 million, pursuant to the transfer option held by us since 2013.

•                  On May 4, 2017, pursuant to our obligations under our credit agreement as a result of the redemption in full of our 6 7/8% Senior Notes due July 15, 2021, we added the entire amount of our unsecured revolving credit facility to the amount of our secured revolving credit facility. As a result, we increased our secured facility from $630.0 million to $965.0 million and terminated our unsecured facility.

•                  On April 13, 2017, we issued US$600.0 million aggregate principal amount of 5 1/8% Senior Notes, maturing on April 15, 2027, for net proceeds of $794.5 million (net of financing expenses). The proceeds of this offering were used to (i) redeem and retire the entire outstanding amount of our outstanding 6 7/8% Senior Notes due July 15, 2021, (ii) partially repay the amounts outstanding under our senior credit facilities, and (iii) pay transaction fees and expenses.

•                  On March 31, 2017, we issued a notice for the redemption of all our outstanding 6 7/8% Senior Notes issued on July 5, 2011 and due July 15, 2021, in an aggregate principal amount of $125.0 million. On May 1, 2017, the Senior Notes were redeemed at a redemption price of 103.438% of their principal amount for a cash consideration of $129.3 million.

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

•                  On December 2, 2016, we issued a notice for the redemption of an aggregate principal amount of $175.0 million of our outstanding 6 7/8% Senior Notes issued on July 5, 2011 and due July 15, 2021. On January 5, 2017, the Senior Notes were redeemed at a redemption price of 103.438% of their principal amount for a cash consideration of $181.0 million.

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

•                  On September 20, 2016, we, together with Ericsson Canada Inc. (“Ericsson”), École de technologie supérieure and Société du Quartier de l’innovation de Montréal announced a partnership to create Canada’s first open-air smart living laboratory in order to test all aspects of new fifth-generation telecommunication technologies.

•                  On September 13, 2016, 4Degrees officially opened its new data centre in Montréal. The $40.0 million, 46,000-square-feet facility boasts one of the largest server rooms in the Province of Québec and is purpose-designed for data hosting. The Montréal and Québec City data centres are linked by Videotron’s fibre-optic network.

•                  On July 13, 2016, we launched our new Hybrid Fibre Giga Internet service, which offers connection speeds of up to 940 Mbps.

•                  In June 2016, we amended our secured revolving credit facility and unsecured revolving credit facility to extend their maturity to July 2021. Some of the terms and conditions related to these credit facilities were also amended.

•                  On January 7, 2016, we closed a transaction whereby we acquired Fibrenoire, a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million, subject to certain adjustments.

•                  On October 27, 2015, we announced a multi-year $35.0 million expansion of the 4Degrees data hosting centre located in Québec City, which we acquired in March 2015 for cash consideration of $35.5 million. The project added two new server rooms to the facility. 4Degrees is one of the few data centres in the Province of Québec to be Tier III certified by the Uptime Institute, an international standard that recognizes maximum reliability and operational sustainability.

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

•                  On May 12, 2015, the predecessor to ISED announced that we were the successful bidder for eighteen 20 MHz licenses in its 2500 MHz spectrum auction. The operating licenses, acquired for $187.0 million, cover all of the Province of Québec and the largest urban centres in other provinces of Canada, namely Toronto, Ottawa, Calgary, Edmonton and Vancouver.

•                  On April 10, 2015, we redeemed and retired the entire principal amount outstanding of our 6 3/8% Senior Notes due December 15, 2015, representing an aggregate principal amount of US$175.0 million, and unwound the related hedges in an asset position.

•                  On March 6, 2015, the predecessor to ISED announced that we were the successful bidder for four 30 MHz licenses in its AWS-3 commercial mobile spectrum auction. We obtained the 30 MHz licenses for Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario / Outaouais for a total price of $31.8 million.

B-           Business Overview

Overview

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, as well as an Internet service provider and a provider of cable and mobile telephony and OTT video services in the Province of Québec. Our cable network is the largest broadband network in the Province of Québec covering approximately 79% of an estimated 3.6 million premises. The deployment of our LTE wireless network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services, as well as an entertainment and content leader. Our products and services are supported by extensive coaxial, fibre-optic and LTE wireless networks. Since May 13, 2015, the coverage of our LTE network was expanded coast-to-coast through roaming agreements with other wireless service providers.

Videotron Business is a premier full-service telecommunications provider and data center operator servicing small-, medium- and large-sized businesses, as well as telecommunications carriers. In recent years, we have significantly grown our customer base and have become a leader in the Province of Québec’s business telecommunication segment. Products and services include cable television, Internet access, telephony solutions, mobile services and business solutions products such as private network connectivity, Wi-Fi, audio and video transmission. Through 4Degrees, we operate data centres in Québec City and Montréal. These data centres are among a select few in the Province of Québec to be certified as Tier III Design and Facilities by the Uptime Institute. This is an international standard that recognizes maximum reliability and operational sustainability.

In January 7, 2016, we acquired Fibrenoire, a company that provides fibre-optic connectivity services. This acquisition enables Videotron Business and Fibrenoire to join forces to meet the growing demand from business customers for fibre-optic connectivity.

Competitive Strengths

Leading Market Positions

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers. We believe that our strong market position has enabled us to launch and deploy new products and services more effectively. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the geographic areas we serve. Our extensive proprietary and third-party retail distribution network of stores and points of sale, including our Videotron-branded stores and kiosks, assists us in marketing and distributing our advanced telecommunications services, such as cable Internet access, digital television and cable and mobile telephony, on a large scale basis.

Differentiated Bundled Services

Through our technologically advanced wireline and wireless network, we offer a differentiated, bundled suite of entertainment, information and communication services and products, including digital television, cable Internet access, VOD, subscription-based OTT entertainment service (“Club illico”) and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile telephony services. In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service which is offered across our footprint and enables our customers to download data, in a portion of our territory, at a speed higher than currently offered by standard DSL technology. We also offer one of the widest range of French-language programming in Canada including content from our illico-on-Demand and Club illico services available on illico Digital TV, illico.tv or illico app (for Android and iOS). Customers can interrupt and resume programming at will on any of these three illico platforms.

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

Strong, Market-Focused Management Team

We have a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications and technology. Under the leadership of our senior management team, we have, among other things, improved penetration of our High Speed Internet Access offering, our VoIP telephony services, our cable products and our mobile telephony services, including through the successful build-out and launch of our mobile telephony network and upgrade to the LTE technology.

Products and Services

We currently offer to our customers cable services, mobile telephony services, OTT video services and business telecommunications services.

Cable Services

Advanced Cable-Based Products and Services

Our cable network’s large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet access, digital multiplatform television, residential telephony and selected interactive services. In 2015, we introduced the illico 4K set-top box on the market. This high-tech personal video recorder has a processor 12 times more powerful than the previous generation, thus allowing customers to program up to eight simultaneous recordings and store up to 115 hours of UHD recording. We intend to continue to develop and to deploy additional value-added services to further broaden our service offerings. In doing so, on August 29, 2017, we announced a multiyear agreement with multinational media and technology company, Comcast. This strategic partnership is aimed at developing and delivering an IPTV service based on Comcast’s “XFINITY X1” platform.

•                  Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our customers primarily via cable modems. We provide this service at download speeds of up to 200 Mbps to more than 98% of our homes passed. The launch of a new consumer Internet high speed service, with download speeds of up to 940 Mbps is also available to more than 45% of our homes passed.  As of December 31, 2017, we had 1,666,500 cable Internet access customers, representing 58.0% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 52% as of December 31, 2017.

•                  Digital Television. We have installed headend equipment through an hybrid fibre-optic and coax network capable of delivering digitally encoded transmissions to a two-way digital set-top box in the customer’s home and premises. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services and a HD quality. In accordance with CRTC regulations, we offer the basic package including 23 basic television channels, access to VOD and interactive programming guide. Furthermore, all of our custom packages include the basic package, 52 audio channels providing digital-quality music, 36 FM radio channels and an interactive programming guide. Our extended digital television offering allows customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of more than 300 additional channels, including U.S. super-stations and other special entertainment programs. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. As of December 31, 2017, we had 1,640,500 customers for our digital television service, representing 57.1% of our total homes passed.

•                  Cable Telephony. We offer cable telephony service using VoIP technology. We offer discounts to customers who subscribe to more than one of our services. As of December 31, 2017, we had 1,188,500 subscribers to our cable telephony service, representing a penetration rate of 41.4% of our homes passed.

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

•                  Pay-Per-View and pay television channels. Pay-Per-View is a group of channels that allows our digital customers to order live events and movies based on a pre-determined schedule. In addition, we offer pay television channels on a subscription basis that allows our customers to access and watch most of the movies available on the linear pay TV channels these customers subscribe to.

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

In August 2015, we launched the Unlimited Music service, which allowed some mobile customers to stream music through the most popular online platforms without using data from their mobile plan. On April 20, 2017, the

Canadian Radio-television and Telecommunications Commission (CRTC) made a decision ordering Videotron to stop offering its customers and consumers its unlimited music service by July 19, 2017. This deadline was later extended to August 4, 2017. In order to keep our competitive edge and to continue enhancing our customer experience, on November 15, 2017, the access to mobile version of Club illico was temporarily made available with any new mobile phone plan.

In the 700 MHz auction held in 2014, we acquired a package of seven spectrum licenses consisting of a single paired 5+5 MHz spectrum block in the upper 700 MHz band over a geographic territory which encompasses the provinces of Québec, Ontario (excluding the region of Northern Ontario), Alberta and British Columbia (the spectrum licences outside Quebec were subsequently sold to Shaw in 2017). The 700 MHz band presents certain superior propagation characteristics and benefits from well-developed LTE equipment and device ecosystems in North America. The 700 MHz band enhances our ability to maintain a leading edge and a high performance wireless network in the Province of Québec.

In the ISED auction for AWS-3 commercial mobile spectrum held on March 3, 2015, we acquired four 30 MHz licenses for Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario / Outaouais, covering 100% of the population of the Province of Québec and the Ottawa region. This spectrum, which supports LTE technology, furthers enhance our ability to maintain a leading-edge, high performance wireless network in the Province of Québec and in the Ottawa region.

On May 12, 2015, after the closing of ISED’s auction for 2500 MHz commercial mobile spectrum, we were declared the successful bidder for eighteen licenses covering all of the Province of Québec as well as the major urban centres in the rest of Canada, including Toronto, Ottawa, Calgary, Edmonton and Vancouver  (the 2500 MHz spectrum licences outside Quebec were subsequently sold to Shaw in 2017).

Since May 13, 2015, the coverage of our LTE network was expanded coast-to-coast through roaming agreements with other wireless service providers.

On June 20, 2017, pursuant to the Rogers LTE Agreement, we exercised our option to sell our AWS-1 spectrum license in the Greater Toronto Area to Rogers for $184.2 million.

On July 24, 2017, we sold seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw for a cash consideration of $430.0 million, which licenses had been awarded to us in the 2014 and 2015 ISED auction for the 700 MHz and the 2500 MHz wireless spectrum licences, respectively.

We have kept our frequency band licences (Band 4 — AWS1, Band 66 — AWS3, Band 7 — 2500MHz and Band 13 — 700MHz) for the Province of Quebec and Eastern Ontario.

As of December 31, 2017, most households and businesses on our cable footprint had access to our advanced mobile services. As of December 31, 2017, there were 1,024,000 lines activated on our wireless network, representing a year-over-year increase of 130,100 lines (14.6%).

Club illico

Our clients can also benefit from Club illico, our subscription based OTT entertainment service, offering a rich and varied selection of unlimited, on-demand French language content (movies, television shows, children’s shows, documentaries, comedy performances and concerts). In late 2013, Club illico started funding the production of television series and offering them in their first broadcast window, prior to their linear broadcast. On November 15, 2017, Videotron launched the Club illico mobile application. As of December 31, 2017, 33,000 customers had downloaded this application.

On December 31, 2017, the Club illico service had 361,600 subscribers.

Business Telecommunications Services

Videotron Business is a premier telecommunications service provider, offering reliable and state-of-the-art mobile telephony, Internet access, telephony solutions, data and cable television solutions to all business segments: small and medium-sized companies, large corporations and other telecommunications carriers.

Through 4Degrees, we operate data centres in Québec City and Montréal. These data centres are among a select few in the Province of Québec to be certified as Tier III Design and Facilities by the Uptime Institute. This is an international standard that recognizes maximum reliability and operational sustainability. The data centre in Montréal is 46,000 square feet and the one in Québec City is 91,000 square feet. Our data centres are interconnected via our fibre optic network. The connectivity makes us the only supplier in Québec able to offer Tier III Facilities certified intraprovincial redundancy. Furthermore, in partnership with Megaport (USA), Inc., a global leader in secure interconnectivity, our customers can benefit from a fast, secure, redundant access to business applications from three leading information and communications technology (ICT) providers.

In 2016, with the acquisition of Fibrenoire, we increased our presence in the growing market of fibre-optic connectivity.

We serve customers through a dedicated sales force and customer service teams with solid expertise in business market. Videotron Business relies on its extensive coaxial, fibre-optic, LTE wireless networks and data centres to provide the best possible customized solutions to all of its customers.

Customer Statistics Summary

The following table summarizes our customer statistics for our suite of advanced products and services:

	As of December 31,
	2017	2016	2015	2014	2013
	(in thousands of customers)
Revenue-generating units (RGUs)	5,881.1	5,765.4	5,647.5	5,479.3	5,242.1
Mobile Telephony
Mobile telephony lines	1,024.0	893.9	768.6	632.8	504.3
Cable Internet
Cable Internet customers	1,666.5	1,612.8	1,568.2	1,537.5	1,506.0
Penetration(1)	58.0%	56.8%	55.9%	55.4%	54.9%
Cable Television
Basic customers(2)	1,640.5	1,690.9	1,736.9	1,782.3	1,825.1
Penetration(1)	57.1%	59.6%	61.9%	64.2%	66.5%
Digital customers(3)	1,640.5	1,587.1	1,570.6	1,553.6	1,527.4
Penetration(4)	100.0%	93.9%	90.4%	87.2%	83.7%
Cable Telephony
Cable telephony lines	1,188.5	1,253.1	1,316.3	1,349.0	1,348.5
Penetration(1)	41.4%	44.1%	46.9%	48.6%	49.2%
Club illico
Over-the-top video customers	361.6	314.7	257.5	177.7	58.2
Homes passed(5)	2,873.7	2,839.3	2,806.0	2,777.3	2,742.5

(1)                                 Represents customers as a percentage of total homes passed.

(2)                                 Basic customers are customers who receive basic cable service in either the analog or digital mode.

(3)                                 At the end of 2017, substantially all subscribers to the analog cable television service had migrated to digital service.

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

As of December 31, 2017, the average monthly invoice on recurring subscription fees per residential customer was $118.56 (representing a 1% year-over-year increase) and approximately 78% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes or Wi-Fi routers, can be charged depending on the promotional offer.

Our Network Technology

Cable

As of December 31, 2017, our cable network consisted of fibre-optic cable and of coaxial cable, covering approximately 2.9 million homes and serving approximately 2.3 million customers in the Province of Québec. Our network is the largest broadband network in the Province of Québec covering approximately 79% of premises. Our extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

Our cable television network is comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or over-the-air reception quality and transmitted to the main headends by way of fibre-optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2/MPEG4 signals and the IP backbone for the Internet services. The first stage of this distribution consists of a fibre-optic link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fibre coaxial cable network made of wide-band optical nodes, amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer’s television set directly or, depending on the area or the services selected, through various types of customer equipment including set-top boxes and cable and telephony modems.

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

Starting in 2008, we began an extensive network modernization effort in the Greater Montréal Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet access services. This ongoing modernization implies an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extends the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative results in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services which are presently unrivalled. The overall architecture employs Division Wavelength Multiplexing, which allows us to limit the amount of fibre required, while providing an effective customization potential. As such, in addition to the broadcast information, up to 12 wavelengths can be combined on a transport fibre from the secondary headend to a 3,000 homes aggregation point. Each of these wavelengths is dedicated to the specific requirements of 250 homes. The RF spectrum is set with digital information using quadrature amplitude modulation. MPEG video compression techniques and the DOCSIS protocol allow us to provide a great service offering of standard definition, HD and now UHD video, as well as complete voice and Internet services. This modernization project gives us flexibility to meet customer needs and future network evolution requirements. The modernization of the Greater Montréal Area network is scheduled to be completed by 2022.

DOCSIS 3.0 is currently deployed to provide data service at speeds of up to 940 Mbps. We are currently adapting our equipment and working protocols to the new DOCSIS 3.1 technology, which is to be deployed in 2018 on Videotron’s network. DOCSIS 3.1 is a new-generation technology developed by the CableLabs consortium, of which we are a member, which may eventually deliver lightning speeds of up to 10 Gbps for downloads and up to 1 Gbps for uploads.  DOCSIS 3.1 uses Orthogonal Frequency-Division Multiplexing (OFDM) modulation and Low-Density Parity Check (LDPC) correction algorithm that provide better resiliency to RF interference and increase throughput for the same spectrum, i.e. increase Mbps/MHz.  The maximum theoretical gain is 50% in the downstream direction (from the network to the user) and 100% in the upstream direction (from the user to the network), and upcoming live deployments will indicate which proportion of these theoretical limits can be achieved.

Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. 74% of our network in the Province of Québec has been upgraded to a bandwidth of 1002 MHz, the remaining of our network being at 750 MHz. Also, in light of the greater availability of HD and UHD television programming and the ever increasing speed of Internet access, further investment in our network will be required.

Mobile Telephony

As of December 31, 2017, our shared LTE network reached 94% of the population of the Province of Québec and the Greater Ottawa Area, allowing the vast majority of our potential clients to have access to the latest mobile services. Almost all of our towers and transmission equipment are linked through our fibre-optic network using a multiple label switching — or MPLS — protocol. We plan to continue developing and enhancing our mobile technological offering by densifying network coverage, increasing download speeds and reducing latency. Our network is designed to support important customer growth in coming years as well as rapidly evolving mobile technologies. On October 20, 2017, we introduced the Voice over LTE (VoLTE) feature, a new generation of mobile voice services providing eligible users with improved indoor coverage and faster call routing and, on calls between our customers, enabling users to experience HD sound quality on the LTE network.

Our strategy in the coming years is to build on our position as a telecommunication leader with our LTE mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as LTE-Advanced and heterogeneous networks are being deployed. We are exploring 4.5G and 5G technologies. In doing so, we have created a partnership with Ericsson, L’École de technologie supérieure and Société du Quartier de l’innovation de Montréal. Together with our partners, we have established the first open-air smart living laboratory in Canada. This laboratory will test the many facets of innovations associated with the emerging industry revolving around fifth-generation telecommunications. Also, the Rogers LTE Agreement provides and allows Rogers and us to continue the evolution of the shared LTE network. Our and Rogers’ spectrum contribution will allow us to continue to exploit LTE evolutive technologies and to provide our subscribers with high throughput data connections.

During 2017, we maintained our HSPA+ network throughout the Province of Québec and over the Greater Ottawa Area.

Marketing and Customer Care

Our long term marketing objective is to increase our cash flow through deeper market penetration of our services, development of new services and revenue and operating margin growth per customer. We believe that customers will come to view our cable connection as the best distribution channel to their home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

•                  develop attractive bundle offers to encourage our customers to subscribe to two or more products, which increases average revenue per user — or ARPU — customer retention and operating margins;

•                  continue to rapidly deploy advanced products on all our services — cable, Internet access, telephony, Club illico and mobile — to maintain and increase our leadership and consequently, to gain additional market share;

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

We continue to invest time, effort and financial resources in marketing new and existing services. To increase both customer penetration and the number of services used by our customers, we use integrated marketing techniques, including door-to-door solicitation, telemarketing, drive-to-store, media advertising, e-marketing, Short Message Service (SMS) and direct mail solicitation. Those initiatives are also strongly supported by business intelligence tools such as predictive churn models.

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

Our programming contracts generally provide for a fixed term of up to five years, and are subject to negotiated renewal. Programming tends to be made available to us for a flat fee per customer. Our overall programming costs have increased in recent years and may continue to increase due to factors including, but not limited to, additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase specialty programming, inflationary or negotiated annual increases, the concentration of broadcasters following recent acquisitions in the market, the increased competition from OTT service providers for content and the significant increased costs of sports content rights.

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

•                  Providers of Other Entertainment. Cable systems face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including digital recorders, OTT content providers, such as Netflix, Amazon Prime Video and Apple TV, Blu-ray players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service that are available through competitive alternative delivery sources. The introduction of Club illico, our subscription based OTT platform offering a rich and varied selection of unlimited on-demand content, aims to reduce the effect of competition from alternative delivery sources.

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

Distribution of Canadian Content

The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act mandate the types of Canadian and non-Canadian programming services that may be distributed by BDUs, including cable television systems. For example, local television stations are subject to “must carry” rules which require terrestrial distributors, such as cable and MMDS operators, to carry these signals and, in some instances, those of regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the “must carry” rules is designed to ensure that the signals of local broadcasters reach cable households. Furthermore, cable operators, DTH operators and MMDS operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local Canadian stations, services designated by the CRTC under section 9(1)(h) of the Broadcasting Act for mandatory distribution on the basic service, educational services and, if offered, the community channel, the provincial legislature and  the U.S. 4+1 signals.

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

Our AWS-1 licenses were issued on December 23, 2008, for a term of 10 years. The conditions of AWS-1 license renewal were the subject of a public consultation process that concluded on August 14, 2017. A separate public consultation process is expected to be initiated shortly regarding the licence fees to be paid during a renewal term. Decisions from both these processes are expected prior to the expiry of our initial 10-year licences.

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

In a decision issued on December 21, 2016, the CRTC established a new universal service objective under which all Canadians, in urban areas as well as rural and remote areas, are to have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To help achieve this universal service objective, the CRTC will begin to shift the focus of its regulatory frameworks from wireline voice services to broadband Internet access services. Most notably, the CRTC will phase out the existing revenue-based contribution regime that subsidizes local telephone service and replace it with a new regime that will subsidize broadband Internet access services in underserved areas. The new regime will ultimately distribute funds of approximately $200 million per year, compared to approximately $100 million per year under the existing regime. The contribution base for the new regime will also be broader than that of the existing regime, and will include retail Internet revenues for the first time. As a result of these changes, we will incur increased revenue-based contribution payments in future years. We will also be eligible to apply for subsidies to help finance broadband Internet expansion projects in underserved areas.

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

In a series of decisions since 2015, the CRTC has reemphasized the importance it accords to mandated wholesale access arrangements as a driver of competition in the retail Internet access market. Most significantly, the CRTC has ordered all of the major telephone and cable companies, including Videotron, to provide new disaggregated wholesale access services, which are to replace existing aggregated wholesale access services after a transition period. These disaggregated services involve third-party ISPs provisioning their own regional transport services. They also include mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. A tariff proceeding is under way to set the rates for these new disaggregated wholesale services.

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

Rulings in the two abovementioned tariff proceedings are expected in the first half of 2018. As a result of these rulings, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing wholesale access.

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

The Wireless Code was published on June 3, 2013 and came into force on December 2, 2013. It includes, among other things, a limit on early cancellation fees to ensure customers can take advantage of competitive offers at least every two years, as well as measures requiring service providers to unlock wireless devices, to offer a trial period for wireless contracts, and to set default caps on data overage charges and data roaming charges. On June 15, 2017, the CRTC published a series of revisions to the Wireless Code. These revisions include, among other things, new rules ensuring customers will be provided with unlocked devices, giving families more control over data overages, setting minimum usage limits for the trial period and clarifying that data is a key contract term that cannot be changed during the commitment period without the customer’s consent. We have complied with these revisions as required by the December 1, 2017 deadline.

On July 31, 2014, after an investigation that confirmed instances of unjust discrimination and undue preference by one incumbent wireless carrier, the CRTC took action to prohibit exclusivity provisions in wholesale mobile wireless roaming agreements between Canadian carriers for service in Canada. Subsequently, on May 5, 2015, after a broader follow-up proceeding, the CRTC issued a comprehensive policy framework for the provision of wholesale wireless services, including roaming, tower sharing and mobile virtual network operator (MVNO) access services. Most notably, the CRTC decided that each of the three national wireless incumbent carriers would be obliged to provide wholesale roaming services to regional and new entrant carriers at cost-based rates. On March 22, 2018, the CRTC ruled on the final cost-based rates, declaring them retroactive to May 5, 2015. These final rates are substantially below the interim rates that had been in effect since May 5, 2015.

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

In its May 5, 2015 policy framework for the provision of wholesale wireless services, the CRTC elected not to order cost-based rates for either tower sharing or MVNO access services. In addition, the CRTC elected to exclude non-

carrier WiFi networks from the definition of “home network” for the purpose of determining who may access the wholesale roaming service tariffs of the national wireless incumbent carriers. This latter measure had the effect of denying access to these tariffs by Wi-Fi first service providers. Since then, on July 20, 2017, in response to a directive received from the Governor in Council, the CRTC initiated a proceeding to review potential terms of access by Wi-Fi first service providers (and possibly other types of service providers) to the incumbents’ wholesale roaming service tariffs. On March 22, 2018, the CRTC ruled that no changes would be made to the terms of access by Wi-Fi first service providers, yet initiated a new proceeding to address an identified gap in the market for lower-cost data-only plans for consumers. This proceeding is scheduled to be concluded in June 2018 and may result in the imposition of a new regulatory obligation on the three national incumbent carriers to offer lower-cost data-only plans. A comprehensive proceeding to review the wholesale wireless policy framework, including the MVNO access framework, is also scheduled to commence sometime before April 2019.  The result of either of these proceedings could have an impact on the competitive environment within which we operate.

On April 20, 2017, the CRTC published a new policy framework for assessing the differential pricing practices of Internet service providers. With very narrow exceptions, this framework prohibits the offering of zero-rated services by Internet service providers in Canada, including mobile wireless data service providers. Simultaneously with the publication of this new framework, and as a first application thereof, the CRTC ordered us to cease providing our Unlimited Music mobile wireless offering. We have complied with this order. Going forward, the new framework will impact our flexibility in the design and marketing of its wireless and wireline data services.

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

D-           Organizational Structure

We are a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a 81.53% owned subsidiary of Quebecor. The remaining 18.47% of Quebecor Media is owned by a subsidiary of CDPQ, one of Canada’s largest pension fund managers. The following chart illustrates our corporate structure as of March 22, 2018, including our significant subsidiaries, together with the jurisdiction of incorporation or organization of each entity. In each case, unless otherwise indicated, we own a 100% equity and voting interest in our subsidiaries.

E-           Property, Plants and Equipment

Our corporate offices are located in leased space at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8 (187,592 square feet) in the same building as Quebecor Media’s head office.

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

Address	Owned/Leased Property	Use of Property	Floor Space Occupied (approximate sq. ft.)

Montréal, Québec 2155 Pie IX Street	Owned property	Office and Technical spaces, Headend	128,000

Montréal, Québec 150 Beaubien Street	Owned property	Office and Technical spaces, Headend	72,000

Montréal, Québec 800 de la Gauchetière Street	Leased property	Office space	52,000

Montréal, Québec 4545 Frontenac Street	Leased property	Office space, Warehouse, Headend	100,700

Montréal, Québec 888 De Maisonneuve Street	Leased property	Office space	49,000

Québec City, Québec 2200 Jean-Perrin Street	Owned property	Regional Headend for the Québec City region and Office space	40,000

Address	Owned/Leased Property	Use of Property	Floor Space Occupied (approximate sq. ft.)

Québec City, Québec 2675 Parc Technologique Blvd.	Owned property	Data Centre and Office space	91,000

Montréal, Québec 2900 Marie-Curie Avenue	Owned property	Data Centre and Office space	46,000

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

FINANCIAL REVIEW

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

All amounts are in Canadian dollars, unless otherwise indicated. This discussion contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed under “Cautionary Statement Regarding Forward-Looking Statements” and in “Item 3. Key Information — Risk Factors”.

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

The Corporation requires substantial capital for the upgrade, expansion and maintenance of its wireline and mobile networks, the launch and expansion of new and additional services to support growth in its customer base and demand for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium term in order to expand and maintain systems and services, including expenditures relating to the cost of its mobile services’ infrastructure, maintenance and enhancement, as well as cost relating to advancements in Internet access and TV everywhere, including higher capacity, lower latency and higher speeds, requiring IP technology, and the introduction of new technologies like virtual reality, Internet of Things (IoT), etc.

Moreover, the demand for wireless data services has grown significantly over time and it is projected that it will continue to grow in the future. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to support this traffic. The Corporation may have to acquire additional spectrum in the future, if available.

HIGHLIGHTS SINCE DECEMBER 31, 2016

•                                In 2017, revenues and adjusted operating income grew 4.3% and 5.9%, respectively, year over year.

•                                Net growth of 115,700 revenue-generating units (“RGUs”) in 2017 (representing the total of our cable television, cable Internet and Club illico subscribers as well as cable and mobile telephony lines), compared with 117,900 net RGUs added in 2016. Total RGUs were 5,881,100 as of December 31, 2017.

•                                We activated 130,100 net new lines on our mobile telephony network, bringing our total mobile customer base to 1,024,000 lines.

•                                Videotron received many honourable distinctions in 2017:

•                  For the twelfth consecutive year, according to market research firm Léger, Videotron was ranked Québec’s most admired company in the telecommunication industry.

•                  For the sixth time, according to a Léger survey published in Les Affaires, Videotron ranks as the best telecommunications retailers in Québec.

•                  According to an Ipsos-Infopresse study, Videotron ranks as the most forward-thinking and engaging Québec brand for 2017.

•                  According to a Commission for Complaints for Telecom-television Services (CCTS) report, Videotron was the only major telecom provider to generate fewer complaints compared to previous period.

•                                On November 15, 2017, we launched the Club illico mobile app, which was temporarily available with any new mobile phone plan. As of December 31, 2017, 33,000 customers had downloaded this application.

•                                On November 9, 2017, 4Degrees obtained the coveted Tier III Certification Design and Facilities by the Uptime Institute, which provides assurance of fail proof service at all times. 4Degrees is now one of the few players in Canada to have acquired this superior seal of quality for both the design and construction of its facilities.

•                                On November 8, 2017, Videotron celebrated the subscription of its millionth mobile customer, seven years after it launched its facilitated-based service.

•                                According to new data released in October 2017 from CEFRIO, a research and innovation organization specialized in the use and adoption of digital technology, Club illico had a penetration rate of 19% of households with Internet access, an increase of 4 points from last year. This makes Club illico the largest Canadian-based over-the-top video provider in the Province of Quebec.

•                                On August 29, 2017, Videotron announced an agreement with multinational media and technology company, Comcast Corporation. This strategic partnership is aimed at developing and delivering an IPTV service based on Comcast’s award-winning “XFINITY X1” platform that will deliver a unique user experience for Videotron customers.

•                                On July 24, 2017, the Corporation sold seven 2500 MHz and 700 MHz wireless spectrum licences outside Quebec to Shaw Communications inc. for a cash consideration of $430.0 million. The sale resulted in a gain on disposal of
$243.1 million.

•                                On June 20, 2017, the Corporation sold its AWS spectrum licence in the Toronto region to Rogers Communications Inc. for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013. The sale resulted in a gain on disposal of $87.8 million.

•                                On May 4, 2017, the Corporation transferred all then existing commitments under its unsecured revolving credit facility to its secured revolving credit facility, hence increasing its secured facility from $630.0 million to $965.0 million and terminating its unsecured facility.

•                                On May 1, 2017, the Corporation redeemed $125.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021 at a redemption price of 103.438% of their principal amount, in accordance with a notice issued on March 31, 2017. The repurchase followed the redemption on January 5, 2017 of a first $175.0 million tranche of the Notes.

•                                On April 13, 2017, the Corporation issued US$600.0 million aggregate principal amount of 5.125% Senior Notes maturing on April 15, 2027, for net proceeds of $794.5 million, net of financing fees of $9.9 million.

•                                On February 9, 2017, Videotron Business introduced Guaranteed Internet, a tested solution that assures no downtime by twinning the performance and reliability of our Fibre Hybrid and LTE networks.

•                                On January 17, 2017, 4Degrees obtained ISO 27001 certification, a highly respected international standard recognized by experts over the world. This certification ensures that 4Degrees’ customers will benefit from a data security program which includes major components such as data security, physical security and continuous uptime plan.

•                                On January 12, 2017, we announced an agreement between 4Degrees and Megaport (USA) Inc., a global leader in secure interconnectivity. This partnership allows 4Degrees’ customers to link directly to the world’s largest providers of public cloud services. Companies may benefit from fast, secure and redundant access to business applications from Microsoft Corporation (Azure, Office 365, Exchange), Amazon Web Services, Inc. and Google.

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

Adjusted Operating Income

The Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, loss on debt refinancing, restructuring of operations, litigation and others items, gain on sale of spectrum licences and income tax expense. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

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

Table 1 below presents a reconciliation of adjusted operating income to net income as disclosed in our consolidated financial statements. The consolidated income statement data for the three-month periods ended December 31, 2017 and 2016 is derived from the unaudited consolidated statements and are not included in this annual report.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the consolidated financial statements
(in millions of dollars)

	Three-month period ended December 31		Twelve-month period ended December 31
	2017	2016	2017	2016	2015
Adjusted operating income	$388.4	$363.8	$1,532.5	$1,447.0	$1,382.4
Depreciation and amortization	(180.0)	(151.7)	(654.6)	(596.1)	(625.4)
Financial expenses	(37.8)	(41.0)	(149.2)	(161.5)	(167.4)
Loss on valuation and translation of financial instruments	(0.5)	(1.7)	(3.1)	(2.1)	(0.5)
Loss on debt refinancing	—	(7.3)	(5.2)	(7.3)	(12.2)
Restructuring of operations, litigation and other items	(6.7)	(4.6)	(5.9)	(15.9)	129.7
Gain on sale of spectrum licences	—	—	330.9	—	—
Income tax expense	(34.3)	(29.1)	(131.2)	(116.9)	(120.7)
Net income	$129.1	$128.4	$914.2	$547.2	$585.9

Analysis of Consolidated Results of Videotron

2017/2016 Year Comparison

Customer Statistics

Revenue-generating units — As of December 31, 2017, the total number of revenue-generating units stood at 5,881,100 an increase of 115,700 (2.0%) in 2017, compared with an increase of 117,900 (2.1%) in 2016.

Mobile telephony services — As of December 31, 2017, 1,024,000 lines were activated on our wireless telephony network, an increase of 130,100 (14.6%) in 2017, compared with an increase of 125,300 (16.3%) in 2016.

Cable Internet access services — The number of subscribers to cable Internet access services stood at 1,666,500 as at the end of 2017, an increase of 53,700 (3.3%) in 2017, compared with an increase of 44,600 (2.8%) in 2016. Our cable Internet access services household penetration rate (number of subscribers as a proportion of the 2,873,700 total homes passed) was 58.0% as of December 31, 2017, compared with 56.8% as of December 31, 2016.

Cable television services — Our combined customer base for cable television services decreased by 50,400 (3.0%) in 2017, compared with a decrease of 46,000 (2.6%) in 2016. As of December 31, 2017, our cable network household penetration rate was 57.1%, compared with 59.6% a year earlier.

•                                The number of subscribers to illico Digital TV stood at 1,640,500 as at the end of 2017, an increase of 53,400 (3.4%) in 2017, compared with an increase of 16,500 (1.1%) in 2016. As of December 31, 2017, 100% of our cable television customers were subscribers to our illico Digital TV services, compared with 93.9% as of December 31, 2016. Our illico Digital TV household penetration rate was 57.1% as of December 31, 2017, compared with 55.9% as of December 31, 2016.

•                                At the end of 2017 all of our analog customers had migrated to digital, except for a few thousand customers in remote regions.

Cable telephony services — The number of cable telephony lines stood at 1,188,500 as at the end of 2017, a decrease of 64,600 (5.2%) in 2017, compared with a decrease of 63,200 (4.8%) in 2016. Our cable telephony services household penetration rate was 41.4% as of December 31, 2017, compared with 44.1% as of December 31, 2016.

Club illico — The number of subscribers to Club illico stood at 361,600 as at the end of 2017, an increase of 46,900 (14.9%) in 2017, compared with an increase of 57,200 (22.2%) in 2016.

Table 2

End-of-year customer numbers

(in thousands of customers)

	2017	2016	2015	2014	2013
Mobile telephony[1]	1,024.0	893.9	768.6	632.8	504.3
Cable Internet	1,666.5	1,612.8	1,568.2	1,537.5	1,506.0
Cable television:
Analog	—	103.8	166.3	228.7	297.7
Digital	1,640.5	1,587.1	1,570.6	1,553.6	1,527.4
	1,640.5	1,690.9	1,736.9	1,782.3	1,825.1
Cable telephony[1]	1,188.5	1,253.1	1,316.3	1,349.0	1,348.5
Club iIlico	361.6	314.7	257.5	177.7	58.2
Revenue-generating units (RGUs)	5,881.1	5,765.4	5,647.5	5,479.3	5,242.1

1    In thousands of lines.

2017/2016 Analysis of Results

Revenues: $3,278.8 million, an increase of $134.5 million (4.3%) compared with 2016.

Revenues from mobile telephony services increased by $99.4 million (19.5%) to $609.8 million, essentially due to customer growth and higher revenues per line.

Revenues from Internet access services increased by $52.2 million (5.3%) to $1,030.9 million. The favourable variance was mainly due to subscriber plans mix, subscriber growth and rate increases on some packages, partially offset by higher discounts and lower revenues from excess usage.

Revenues from cable television services decreased by $14.7 million (1.4%) to $1,009.6 million. This decrease was primarily due to the net erosion of our customer base, subscriber plans mix and higher discounts, however partially offset by higher revenues from the leasing of digital set-top boxes and rate increases.

Revenues from cable telephony services decreased by $27.0 million (6.4%) to $397.8 million, mainly due to the net erosion of our customer base and lower long-distance revenues.

Revenues from Club illico increased by $8.3 million (26.4%) to $39.7 million, essentially due to customer growth.

Revenues from our business segment increased by $13.4 million (12.1%) to $124.6 million, mainly due to revenue growth from 4Degrees and Fibrenoire.

Revenues from equipment sales increased by $2.9 million (5.4%) to $56.5 million, mainly due to higher sales of mobile devices.

Other revenues increased by $0.1 million (1.0%) in 2017 to $10.0 million.

Monthly ARPU: $154.59 in 2017, compared with $144.86 in 2016, an increase of $9.73 (6.7%). This growth is mainly explained by an increase in revenues from mobile telephony and internet access services, as detailed above.

Adjusted operating income: $1,532.5 million in 2017, an increase of $85.5 million (5.9%).

•                                This increase was primarily due to:

•                 revenue increase, as detailed above.

Partially offset by:

•                 increase in losses on sale of mobile devices, partially offset by the growing popularity of our “bring your own device” plans; and

•                 increase in operating expenses mainly related to engineering and IT costs.

Purchase of goods and services, expressed as a percentage of revenues: 41.5% in 2017, compared with 42.0% in 2016.

•                                Purchase of goods and services expenses as a proportion of revenues decreased, primarily due to fixed-cost base, which does not fluctuate in sync with revenue growth.

Employee costs, expressed as a percentage of revenues: 11.8% in 2017, compared with 12.0% in 2016.

Depreciation and amortization charge: $654.6 million in 2017, an increase of $58.5 million (9.8%) over 2016. The increase was due to an increase in assets related to our wireless and wireline networks and IT systems, as well as a change in estimate of useful life on some network components.

Financial expenses (primarily comprised of interest on long-term debt): $149.2 million in 2017, a decrease of $12.3 million (7.6%) over 2016.

•                                The decrease was mainly due to:

•                 $13.9 million in interest revenue from our subordinated loan to our parent corporation;

•                 $2.2 million favourable variance in other interest, mainly due to interest revenues on cash-on-hand; and

•                 $2.0 million favourable variance in gains and losses on foreign currency translation of short-term monetary items.

Partially offset by:

•                 $5.3 million increase in interest on long-term debt, mainly due to higher average indebtedness.

Gain or loss on valuation and translation of financial instruments: Loss of $3.1 million in 2017, compared with a loss of
$2.1 million in 2016, an unfavourable variance of $1.0 million mainly due to an unfavourable fluctuation in the fair value of financial instruments under fair value hedging relationships.

Restructuring of operations, litigation and other items: Charge of $5.9 million recorded in 2017, compared with a charge of $15.9 million in 2016, a favourable variance of $10.0 million.

•                                In 2017, a $5.9 million charge was recognized in connection with developments in legal disputes, labour cost reduction initiatives, and the decommissioning of our analog network.

•                                In 2016, a $15.9 million charge was recognized in connection with labour cost reduction initiatives, and the gradual decommissioning of our analog network.

Gain on sale of spectrum licences: $330.9 million in 2017.

•                                On July 24, 2017, the Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw Communications Inc. for a cash consideration of $430.0 million, resulting in a gain on disposal of
$243.1 million, including $121.6 million without any tax consequences.

•                                On June 20, 2017, the Corporation sold its AWS spectrum licence in the Toronto region to Rogers Communications Inc. for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013, resulting in a gain on disposal of $87.8 million, including $43.9 million without any tax consequences. These transactions resulted in the recognition of $44.4 million in tax benefits as they were carried out through tax consolidation arrangements with Quebecor Media, thereby reducing the Corporation’s income tax payments.

Loss on debt refinancing: $5.2 million in 2017, compared with a loss of $7.3 million in 2016.

•                                The Corporation redeemed, on May 1, 2017, all of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021, in an aggregate principal amount of $125.0 million, at a redemption price of 103.438% of their principal amount. A $5.2 million loss was recorded in the consolidated statement of income of 2017 in connection with this redemption.

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

Income tax expense: $131.2 million (effective tax rate of 12.6%) in 2017, compared with $116.9 million (effective tax rate of 17.6%) in 2016.

•                                The increase of $14.3 million was mainly due to:

•                 $102.6 million related to an increase in taxable income; and

•                 $6.4 million related to a one-time reduction in deferred tax balances recorded in 2016 due to a change in substantively enacted tax rates.

Partially offset by:

•                  $50.3 million decrease due to non-taxable gains and non-deductible charges; and

•                  $41.7 million decrease due to changes in tax consolidation arrangements with our parent corporation.

Net income attributable to shareholder: $914.2 million, an increase of $367.0 million (67.1%).

•                                The increase was mainly due to:

•                 $330.9 million gain on sale of spectrum licences;

•                 $85.5 million increase in adjusted operating income;

•                  $12.3 million decrease in financial expenses;

•                  $10.0 million favourable variance in restructuring of operations, litigation and other items; and

•                  $2.1 million favourable variance in gain or loss on debt refinancing.

Partially offset by:

•                 $58.5 million increase in depreciation and amortization charges;

•                 $14.3 million increase in income taxes; and

•                 $1.0 million unfavourable variance in gain or loss on valuation and translation of financial instruments.

2017/2016 Fourth Quarter Comparison

Customer statistics

Revenue-generating units — 34,900 (0.6%) increase in the fourth quarter of 2017, compared with an increase of 62,300 (1.1%) in the same period of 2016.

Mobile telephony services — As of December 31, 2017, 1,024,000 lines were activated on our mobile telephony services, an increase of 33,700 (3.4%) in the quarter, compared with an increase of 26,200 (3.0%) in the same period of 2016.

Cable Internet access services — The number of subscribers to cable Internet access services stood at 1,666,500 as at the end of the fourth quarter of 2017, an increase of 12,400 (0.7%) in the quarter, compared with an increase of 16,700 (1.0%) in the same period of 2016.

Cable television services — The combined customer base for cable television services decreased by 8,500 (0.5%) in the fourth quarter of 2017, compared with a decrease of 4,800 (0.3%) in the same period of 2016.

•                                The number of subscribers to illico Digital TV stood at 1,640,500 as at the end of the fourth quarter of 2017, an increase of 36,600 (2.3%) during the quarter, compared with an increase of 16,300 (1.0%) in the same period of 2016.

•                                At the end of 2017 all of our analog customers had migrated to digital, except for a few thousand customers in remote regions.

Cable telephony services — The number of cable telephony lines stood at 1,188,500 as at the end of the fourth quarter of 2017, a decrease of 16,900 (1.4%) in the quarter, compared with a decrease of 12,000 (0.9%) in the same period of 2016.

Club illico — The number of subscribers to Club illico stood at 361,600 as at the end of the fourth quarter of 2017, an increase of 14,200 (4.1%) in the quarter, compared with an increase of 36,200 (13.0%) during the same period of 2016.

2017/2016 Fourth Quarter Analysis of Results

Revenues: $839.8 million, an increase of $36.8 million (4.6%) compared with the fourth quarter of 2016.

Revenues from mobile telephony services increased by $24.7 million (18.0%) to $161.8 million, essentially due to customer growth and higher revenues per line.

Revenues from Internet access services increased by 14.6 million (5.9%) to $263.1 million. The favourable variance was mainly due to subscriber plans mix, subscriber growth and rate increases.

Revenues from cable television services decreased by $2.8 million (1.1%) to $253.4 million. This decrease was primarily due to the net erosion of our customer base and subscriber plans mix, however partially offset by higher revenues from the leasing of digital set-top boxes and rate increases.

Revenues from cable telephony service decreased by $8.0 million (7.6%) to $96.8 million, mainly due to the net erosion of our customer base and lower long-distance revenues.

Revenues from Club illico increased by $2.2 million (25.6%) to $10.8 million, essentially due to customer growth.

Revenues from our business segment increased by $0.7 million (2.3%) to $30.9 million, mainly due to revenue growth from Fibrenoire.

Revenues from equipment sales increased by $5.4 million (36.0%) to $20.4 million, mainly due to higher revenue per mobile device, higher sales of mobile devices and higher revenues from the sale of digital set-top boxes.

Other revenues increased by $0.1 million (4.0%) in the fourth quarter to $2.6 million.

Monthly ARPU: $159.28 in the fourth quarter of 2017, compared with $148.56 in the same period of 2016, an increase of $10.72 (7.2%). This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Adjusted operating income: $388.4 million in the fourth quarter of 2017, an increase of $24.7 million (6.8%) compared to the same quarter of 2016.

•                                This increase was primarily due to:

•                 revenue increase, as detailed above; and

Partially offset by:

•                 increase in operating expenses mainly related to engineering and IT costs.

Purchase of goods and services, expressed as a percentage of revenues: 42.2% in 2017, compared with 42.8% in 2016.

•                                Purchase of goods and services expenses as a proportion of revenues decreased, primarily due to fixed-cost base, which does not fluctuate in sync with revenue growth.

Employee costs, expressed as a percentage of revenues: 11.5% in 2017, compared with 11.9% in 2016.

Depreciation and amortization charge: $180.0 million, an increase of $28.3 million (18.7%), compared with the same quarter of 2016. The increase was due to a change in estimate of useful life on some network components and an increase in assets related to our wireless and wireline networks and IT systems.

Financial expenses (primarily comprised of interest on long-term debt): $37.8 million in 2017, a decrease of $3.2 million (7.8%) compared with 2016.

•                                The decrease was mainly due to:

•                 $4.7 million in interest revenue from our subordinated loan to our parent corporation; and

•                 $1.7 million favourable variance in other interest, mainly due to interest revenues on cash-on-hand.

Partially offset by:

•                 $3.9 million increase in interest on long-term debt, mainly due to higher average indebtedness.

Gain or loss on valuation and translation of financial instruments: $0.5 million loss in the fourth quarter of 2017, compared with a $1.7 million loss in the same quarter of 2016, a favourable variance of $1.2 million mainly due to a favourable fluctuation in the fair value of financial instruments under fair value hedging relationships.

Restructuring of operations, litigation and other items: $6.7 million charge recorded in the fourth quarter of 2017, compared with a $4.6 million charge in the same quarter of 2016, an unfavourable variance of $2.1 million mainly due to an increase in charges related to the decommissioning of our analog network.

Loss on debt refinancing: nil in the fourth quarter of 2017, compared to a loss of $7.3 million in the same period of 2016, a favourable variance of $7.3 million.

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

Income tax expense: $34.3 million (effective tax rate of 21.0%) in the fourth quarter of 2017, compared with $29.1 million (effective tax rate of 18.5%) in the same quarter of 2016.

•                  The increase of $5.2 million was mainly due to:

•                 $6.4 million related to a one-time reduction in deferred tax balances recorded in the fourth quarter of 2016 due to a change in substantively enacted tax rates;

•                 $1.6 million related to an increase in taxable income; and

•                  $1.4 million related to non-taxable, non-deductible items and other items.

Partially offset by:

•                 $4.3 million related to changes in tax consolidation arrangements with our parent corporation.

Net income attributable to shareholder: $129.1 million, an increase of $0.8 million (0.6%).

•                                The increase was mainly due to:

•                 $24.7 million increase in adjusted operating income;

•                 $7.3 million favourable variance in gain or loss on debt refinancing;

•                 $3.2 million decrease in financial expenses; and

•                 $1.2 million favourable variance in gain or loss on valuation and translation of financial instruments.

Partially offset by:

•                  $28.3 million increase in amortization charge;

•                 $5.2 million increase in income taxes expense; and

•                 $2.1 million unfavourable variance in restructuring of operations, litigation and other items.

2016/2015 Year Comparison

Customer Statistics

Revenue-generating units — As of December 31, 2016, the total number of revenue-generating units stood at 5,765,400, an increase of 117,900 (2.1%) in 2016, compared with an increase of 168,200 (3.1%) in 2015.

Mobile telephony services — As of December 31, 2016, 893,900 lines were activated on our wireless telephony network, an increase of 125,300 (16.3%) in 2016, compared with an increase of 135,800 (21.5%) in 2015.

Cable Internet access services — The number of subscribers to cable Internet access services stood at 1,612,800 as at the end of 2016, an increase of 44,600 (2.8%) in 2016, compared with an increase of 30,700 (2.0%) in 2015. Our cable Internet access services household penetration rate (number of subscribers as a proportion of the 2,839,300 total homes passed) was 56.8% as of December 31, 2016, compared with 55.9% as of December 31, 2015.

Cable television services — Our combined customer base for cable television services decreased by 46,000 (2.6%) in 2016, compared with a decrease of 45,400 (2.5%) in 2015. As of December 31, 2016, our cable network household penetration rate was 59.6%, compared with 61.9% a year earlier.

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

Cable telephony services — The number of cable telephony lines stood at 1,253,100 as at the end of 2016, a decrease of 63,200 (4.8%) in 2016, compared with a decrease of 32,700 (2.4%) in 2015. Our cable telephony services household penetration rate was 44.1% as of December 31, 2016, compared with 46.9% as of December 31, 2015.

Club illico — The number of subscribers to Club illico stood at 314,700 as at the end of 2016, an increase of 57,200 (22.2%) in 2016, compared with an increase of 79,800 (44.9%) in 2015.

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

Revenues from cable television services decreased by $29.5 million (2.8%) to $1,024.3 million. This decrease was primarily due to the net erosion of our customer base, higher discounts and lower video-on-demand revenues, however partially offset by rate increases on some packages and higher revenues from the leasing of digital set-top boxes.

Revenues from cable telephony services decreased by $33.2 million (7.2%) to $424.8 million, mainly due to lower revenues per line due to higher discounts, the net erosion of our customer base and lower long-distance revenues.

Revenues from Club illico increased by $7.8 million (33.1%) to $31.4 million, essentially due to customer growth.

Revenues from our business segment increased by $42.1 million (60.9%) to $111.2 million, mainly due to the new revenues generated from the acquisition and integration of Fibrenoire and revenue growth from 4Degrees.

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

•                                This increase was primarily due to:

•                 revenue increase, as detailed above;

Partially offset by:

•                 increase in losses on sale of mobile devices mitigated by the impact from the favourable variance in our “bring your own device” plans; and

•                 increases in some operating expenses, primarily administrative expenses, customer service and selling expenses.

Purchase of goods and services, expressed as a percentage of revenues: Stable at 42.0% year-over-year.

Employee costs, expressed as a percentage of revenues: Stable at 12.0% year-over-year.

Depreciation and amortization charge: $596.1 million, a decrease of $29.3 million (4.7%) over 2015.

•                                The decrease was mainly due to:

•                 the end of the accounting useful life of network assets for which the useful lives were reassessed in October 2000, when the Corporation was acquired by Quebecor Media; and

•                 a change in the assessment of the useful life of our spectrum licences, resulting in the cessation of the amortization of those assets during the second quarter of 2015.

Partially offset by:

•                 an increase in fixed assets and intangible assets, including through the acquisition of Fibrenoire.

Financial expenses (primarily comprised of interest on long-term debt): $161.5 million, a decrease of $5.9 million (3.5%) over 2015.

•                                The decrease was mainly due to:

•                 $6.2 million decrease in loss on foreign currency translation of short-term monetary items; and

•                 $1.0 million favourable variance in other interest.

Partially offset by:

•                 $1.0 million unfavourable variance due to changes in tax consolidation arrangements; and

•                 $0.5 million increase in interest on defined benefit plans.

•                                Interest on long-term debt remained stable year-over-year.  The impact of our higher average indebtedness was offset by debt refinancings at lower interest rates.

Gain or loss on valuation and translation of financial instruments: Loss of $2.1 million in 2016, compared with a loss of
$0.5 million in 2015, an unfavourable variance of $1.6 million.

•                                The variance was mainly due to:

•                  a $4.7 million unfavourable fluctuation in the fair value of financial instruments under fair value and cash flow hedging relationships.

Partially offset by:

•                  a $3.1 million favourable variance in the fair value of early settlement options, caused by fluctuations in valuation assumptions, including interest rates and credit premiums implicit in the adjusted prices of the underlying instruments.

Loss on debt refinancing: $7.3 million in 2016, compared with $12.1 million in 2015, a favourable variance of $4.8 million.

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

•                                In accordance with a notice issued on June 16, 2015, the Corporation fully redeemed, on July 16, 2015, its outstanding 9.125% Senior Notes issued on April 15, 2008 and maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million, at a redemption price of 101.521% of their principal amount, and unwound the related hedging assets. A $0.2 million loss was recorded in the consolidated statement of income of 2015 in connection with this redemption, including a $2.1 million net gain previously recorded in “Other comprehensive income.”

•                                In accordance with a notice issued on June 16, 2015, the Corporation fully redeemed, on July 16, 2015, its outstanding 7.125% Senior Notes issued on January 13, 2010 and maturing on January 15, 2020, in the aggregate principal amount of $300.0 million, at a redemption price of 103.563% of their principal amount. A $13.6 million loss was recorded in the consolidated statement of income of 2015 in connection with this redemption.

•                                In accordance with a notice issued on March 11, 2015, the Corporation fully redeemed, on April 10, 2015, its 6.375% Senior Notes maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million, at a redemption price of 100% of their principal amount, and unwound the related hedging assets. A $1.7 million net gain was recorded in the consolidated statement of income of 2015 in connection with this redemption, including a $1.8 million gain previously recorded in “Other comprehensive income”.

Restructuring of operations, litigation and other items: Charge of $15.9 million recorded in 2016, compared with a $129.7 million gain in 2015, an unfavourable variance of $145.6 million mainly due to the gain on litigation of $138.4 million recorded in the third quarter of 2015, and an increase in charges related to various restructuring initiatives.

Income tax expense: $116.9 million (effective tax rate of 17.6%) in 2016, compared with $120.7 million (effective tax rate of 17.1%) in 2015.

•                                The decrease of $3.8 million was mainly due to:

•                 $11.4 million related to a decrease in taxable income;

•                 $6.4 million related to a reduction in deferred tax balances due to a change in substantively enacted tax rates; and

•                  $5.3 million related to non-taxable, non-deductible and other items.

Partially offset by:

•                  $16.1 million adjustment in 2015 in light of developments in tax audits, jurisprudence and tax legislation; and

•                  $3.2 million increase due to changes in tax consolidation arrangements with our parent corporation.

Net income attributable to shareholder: $547.2 million, a decrease of $38.6 million (6.6%).

•                                The decrease was mainly due to:

•                 $145.6 million unfavourable variance in restructuring of operations, litigation and other items; and

•                 $1.6 million unfavourable variance in gain or loss on valuation and translation of financial instruments.

Partially offset by:

•                 $64.6 million increase in adjusted operating income;

•                 $29.3 million decrease in depreciation and amortization charges;

•                 $5.9 million decrease in financial expenses;

•                 $4.9 million favourable variance in gain or loss on debt refinancing; and

•                 $3.8 million decrease in income taxes.

CASH FLOW AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date. This section should be read in conjunction with the discussions on trends under “Trend Information” above, on the Corporation’s risks under “Item 3. Key Information — B. Risk Factors” below and on the Corporation’s financial risks under “Financial Instruments and Financial Risk Management” below.

Operating activities

2017 Financial Year

Cash flows provided by operating activities: $1,271.7 million in 2017, compared with $1,244.1 million in 2016, an increase of $27.6 million (2.2%).

•                                The increase was mainly due to:

•                 $157.2 million decrease in current income tax expenses;

•                 $85.6 million increase in adjusted operating income;

•                 $12.7 million favourable variance on cash interest expenses; and

•                 $10.0 million decrease in restructuring of operations, litigation and other items.

Partially offset by:

•                 $238.6 million unfavourable variance in non-cash balances related to operations, mainly due to an unfavourable net variation in income taxes payable, in accounts payable and accrued charges, in inventories and in accounts payable and receivables with corporations under common control.

Working capital: $441.3 million as of December 31, 2017, compared with negative $490.4 million as of December 31, 2016. The difference is mainly explained by the cash proceeds from the sale of spectrum licences to Rogers Communications Inc. and Shaw Communications Inc., the disbursement of income tax instalments related to the 2016 fiscal year and cash generated through the Corporation’s operating activities.

2016 Financial Year

Cash flows provided by operating activities: $1,244.1 million in 2016, compared with $1,208.0 million in 2015, an increase of $36.1 million (3.0%).

•                                The increase was mainly due to:

•                 $210.1 million favourable variance in non-cash balances related to operations, mainly due to a $64.1 million favourable variation in inventories and a $140.0 million favourable variation related to income taxes payable;

•                 $64.6 million increase in adjusted operating income; and

•                 $7.1 million favourable variance on cash interest expenses.

Partially offset by:

•                 $145.6 million unfavourable variance in restructuring of operations, litigation and other items; and

•                  $99.6 million increase in current income tax expenses.

Working capital: Negative $490.4 million as of December 31, 2016, compared with negative $380.9 million as of December 31, 2015. The difference mainly reflects the increase in income taxes payable, a decrease in inventories and an increase in trade payables and accruals.

Investing Activities

2017 Financial Year

Additions to fixed assets: $574.3 million in 2017, compared with $666.7 million in 2016. The decrease is mainly explained by investments made in 2016 in our data centers and lower investments in our LTE wireless network.

Additions to intangible assets: $132.3 million in 2017, compared with $125.5 million in 2016. The increase is mainly explained by acquisitions of software, licences and investments made on our various IT systems and platforms.

Proceeds from the disposal of assets: $619.9 million in 2017, compared with $3.4 million in 2016.

•                  On June 20, 2017, the Corporation sold its AWS spectrum licence in the Toronto region to Rogers Communications Inc. for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013. The sale resulted in a gain on disposal of $87.8 million.

•                  On July 24, 2017, the Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw Communications Inc. for a cash consideration of $430.0 million. The sale resulted in a gain on disposal of $243.0 million.

Business acquisition: $5.6 million in 2017, compared with $118.9 million in the same period of 2016. In January 2016, the Corporation acquired Fibrenoire, a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million. At closing, the Corporation paid an amount of $119.1 million, net of cash acquired of $1.8 million. A post-closing adjustment of $0.2 million was received in the second quarter of 2016. The purchase price balance was paid in February 2017 for an amount of $5.6 million.

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

•                                In January 2016, the Corporation acquired Fibrenoire, a company that provides fibre-optic connectivity services, for a cash consideration of $118.9 million, net of cash acquired and a balance payable of $5.6 million. The transaction enabled Videotron Business and Fibrenoire to join forces to continue to meet the growing demand from business customers for fibre-optic connectivity.

•                                In March 2015, the Corporation acquired 4Degrees Colocation and its data center for a total consideration of $35.2 million, net of cash acquired and working capital adjustments. This acquisition enabled the Corporation to continue to meet its business customers’ growing technological and hosting needs.

Financing Activities

2017 Financial Year

Consolidated debt (long-term debt plus bank indebtedness): $97.1 million increase in 2017.

•                                Summary of debt increase in 2017:

•                  issuance, on April 13, 2017, of US$600.0 million aggregate principal amount of Senior Notes for net proceeds of $794.5 million, net of financing fees of $9.9 million. The Notes bear interest at 5.125% per annum and mature on
April 15, 2027.

•                                Summary of debt decreases during the same period:

•                 redemption and retirement, on May 1, 2017 and January 5, 2017, of $300.0 million aggregate principal amount of our 6.875% Senior Notes due in July 2021;

•                 $209.3 million decrease in drawings under our revolving credit facility;

•                 $170.1 million favourable impact of exchange rate fluctuations. This decrease in long-term debt is offset by a decrease in the asset (or an increase in the liability) related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”;

•                 $10.1 million favourable net change in bank indebtedness; and

•                 repayment of $10.7 million of borrowings under our export financing facility.

In May 2017, the Corporation transferred all then existing commitments under its unsecured revolving credit facility to its secured revolving credit facility, hence increasing its secured facility from $630.0 million to $965.0 million and terminating its unsecured facility.

Assets and liabilities related to derivative financial instruments: Net asset of $259.0 million as of December 31, 2017, compared with a net asset of $417.8 million as of December 31, 2016, a $158.8 million unfavourable variance. The variance was mainly due to the unfavourable impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments.

Dividends: Net increase of $13.0 million in cash distributions to our parent corporation in 2017 compared with 2016.

2016 Financial Year

Consolidated debt (long-term debt plus bank indebtedness): $105.1 million decrease in 2016.

•                                Summary of debt decreases in 2016:

•                 $57.7 million favourable impact of exchange rate fluctuations. This decrease in long-term debt is offset by a decrease in the asset (or an increase in the liability) related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”;

•                 $37.4 million decrease in drawings under our secured revolving credit facility; and

•                 repayment of $10.7 million of borrowings under our export financing facility.

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

Financial Position as of December 31, 2017

Net available liquid assets: $1,778.9 million for the Corporation and its wholly owned subsidiaries, consisting of $813.9 million in cash and cash equivalents, and $965.0 million in unused availabilities under credit facilities.

Uses of Liquidity and Capital Resources

Our principal liquidity and capital resource requirements consist of:

•                                capital expenditures to maintain and upgrade our network in order to support the growth in our customer base and the launch and expansion of new or additional services, including the expansion and upgrade of our wireless and wireless networks;

•                                servicing and repayment of debt;

•                                tax consolidation arrangements; and

•                                distributions to our shareholder.

Capital expenditures: $706.6 million in 2017, a decrease of $85.6 million (10.8%) compared with 2016.

•                                The decrease was mainly due to:

•                 investments made in 2016 in our data centers and lower investments in our LTE wireless network.

Table 3

Additions to fixed and intangible assets

(in millions of dollars)

	2017	2016	2015
Customer premises equipment	$228.8	$231.7	$239.1
Scalable infrastructure	205.0	238.5	253.5
Line extensions	50.1	62.3	58.7
Upgrade/rebuild	58.8	67.4	62.9
Support capital and other	163.9	192.3	327.9
Total additions to fixed and intangible assets	$706.6	$792.2	$942.1

Consolidated long-term debt (long-term debt plus bank indebtedness): $3,270.3 million as of December 31, 2017, an increase of $97.1 million; $158.8 million unfavourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of December 31, 2017, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 4

Minimum principal payments on Videotron’s long-term debt

12 months ending December 31

(in millions of dollars)

2018	$5.4
2019	—
2020	—
2021	—
2022	1,005.7
2023 and thereafter	2,283.5
Total	$3,294.6

The weighted average term of Videotron’s consolidated debt was approximately 7.0 years as of December 31, 2017, compared to 6.8 years as of December 31, 2016. As of December 31, 2017, after taking into account the hedging instruments, the debt consisted of approximately 94.1% fixed-rate debt, compared to 85.5% as of December 31, 2016, and 5.9% floating-rate debt, compared to 14.5% as of December 31, 2016.

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our wireline and wireless networks, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, and dividends or distributions to shareholders in the future.  Videotron has access to cash flows generated by its subsidiaries through dividends or distributions and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

We may (but are under no obligation to) from time to time seek to retire or purchase our outstanding senior notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on our liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). As of December 31, 2017, the Corporation was in compliance with all required financial ratios.

Servicing and Repayment of Debt: Cash interest payments of $152.9 million in 2017, a decrease of $1.6 million compared with 2016.

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

On May 3, 2017, the Corporation contracted a subordinated loan of $3.6 billion from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20 and maturing on May 3, 2047. On the same day, the Corporation invested the total proceeds of $3.6 billion into 3,600,000 preferred shares, Series C, of 9346-9963 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.6%, payable semi-annually.

On November 6, 2017, 9346-9963 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 3,600,000 preferred shares, Series C for a total cash consideration of $3.6 billion, and settled cumulative unpaid dividends of $145.3 million. On the same day, the Corporation used the total proceeds of $3.6 billion to repay its subordinated loans contracted from Quebecor Media Inc.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries, on terms equivalent to those that prevail on an arm’s length basis and accounted for at the consideration agreed between parties.

Distributions to our shareholder: We paid $85.0 million in common dividends to our shareholder, Quebecor Media, in the fourth quarter of 2017 ($83.0 million in the fourth quarter of 2016). For the year ended December 31, 2017, we paid $295.0 million in common dividends to our shareholder, compared with $282.0 million in 2016. We expect to make cash distributions to our shareholder in the future, as determined by our Board of Directors, and within the limits set by the terms of our indebtedness and applicable laws.

Analysis of Consolidated Balance Sheets as of December 31, 2017

Table 5

Consolidated Balance Sheets of Videotron

Analysis of significant variances between December 31, 2017 and December 31, 2016

(in millions of dollars)

	December 31, 2017	December 31, 2016	Variance	Variance detail
Assets
Cash and cash equivalents	$815.8	$0.9	814.9	Cash inflows provided by operating and financing activities, less outflows used in investing activities, including sale of spectrum licences
Income taxes receivable (payable)	27.2	(33.4)	60.6	Recognition of tax benefits
Intangible assets	908.0	1,123.3	(215.3)	Sale of spectrum licences to Rogers and Shaw
Derivative financial instruments[1]	259.0	417.8	(158.8)	See “Financing Activities” above
Subordinated loan to parent corporation	342.0	—	342.0	Loan to parent corporation issued in April 2017
Liabilities
Accounts payable and accrued charges	491.9	456.4	35.5	Impact of current variances in activity
Provisions	17.5	60.3	(42.8)	Settlement of legal disputes
Long-term debt, including short-term portion and bank indebtedness	3,270.3	3,173.2	97.1	See “Financing Activities” above
Deferred income taxes	646.2	525.5	120.7	Net deferred income tax charges recorded in net income or other comprehensive income.

1 Long-term assets less long-term liabilities

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As of December 31, 2017, material contractual obligations included: capital repayment and interest payments on long-term debt, obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments, operating lease arrangements and capital asset purchases and other commitments. Table 6 below shows a summary of our contractual obligations.

Table 6

Contractual obligations of the Corporation as of December 31, 2017

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Contractual obligations[1]
Accounts payable and accrued charges	$491.9	$491.9	$—	$—	$—
Amounts payable to affiliated corporations	54.7	54.7	—	—	—
Export financing facility	5.4	5.4	—	—	—
5% Senior Notes due July 15, 2022	1,005.6	—	—	1,005.6	—
5 3/8% Senior Notes due June 15, 2024	754.3	—	—	—	754.3
5 5/8% Senior Notes due June 15, 2025	400.0	—	—	—	400.0
5 3/4% Senior Notes due January 15, 2026	375.0	—	—	—	375.0
5 1/8% Senior Notes due April 15, 2027	754.3	—	—	—	754.3
Interest payments[2]	1,149.3	123.8	335.2	332.0	358.3
Derivative financial instruments[3]	(248.0)	—	—	(206.2)	(41.8)
Operating lease commitments	151.5	42.2	52.0	22.1	35.2
Services and capital equipment commitments	590.4	94.8	140.1	122.4	233.1
Total contractual cash obligations	$5,484.4	$812.8	$527.3	$1,275.9	$2,868.4

1    Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

2    Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2017.

3    Estimated future receipts, net of disbursements, related to foreign exchange hedging using derivative financial instruments.

Material commitments included in Table 6

The Corporation leases sites for its LTE wireless network under operating lease contracts, and it has signed a set of service sharing and exchange agreements with Rogers Communications Inc., including a 20-year agreement to build out and operate a shared LTE wireless network in the Province of Québec and in the Ottawa Region. Also, the Corporation has signed an agreement with Comcast Corporation to deploy an innovative IP television service. As of December 31, 2017, a total commitment of $607.6 million was outstanding under those agreements.

Pension plan contributions

The expected employer contributions to the Corporation’s defined benefit pension plans and postretirement benefits plans will be $25.0 million in 2018 based on the most recent financial actuarial reports filed (contributions of $27.0 million were paid in 2017).

Related Party Transactions

In addition to the related party transactions disclosed elsewhere in this annual report, the Corporation entered into the following transactions with affiliated corporations and the parent corporation. These transactions were accounted for at the consideration agreed between parties:

Table 7

Related party transactions

(in millions of dollars)

	2017	2016	2015

Ultimate parent and parent corporation :
Revenues	$0.5	$0.5	$0.7
Purchase of goods and services	8.7	8.0	8.6
Operating expenses recovered	(0.3)	(0.8)	(0.6)

Corporations under common control :
Revenues	5.5	5.9	8.1
Purchase of goods and services	103.5	104.2	103.4
Operating expenses recovered	(2.3)	(1.3)	(1.4)

Off-Balance Sheet Arrangements

Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

•                  Operating Leases

The Corporation has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. As of December 31, 2017, the maximum exposure with respect to the guarantees was $13.1 million and no liability has been recorded in the consolidated balance sheet.

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

•                  Guarantees Related to our Bank Credit Facilities

The bank credit facilities provide for a $965.0 million secured revolving credit facility that matures in July 2021 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance rate, LIBOR, Canadian prime rate or U.S. prime rate, plus a margin, depending on the Corporation’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate plus a margin. The bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and most of its wholly owned subsidiaries. As of December 31, 2017, the bank credit facilities were secured by assets with a carrying value of $6,665.7 million ($5,804.3 million in 2016). The bank credit facilities contain covenants such as maintaining certain financial ratios, limitations on the Corporation’s ability to incur additional indebtedness, pay dividends and make other distributions. As of December 31, 2017, no amount was drawn on the secured revolving credit facility ($209.4 million in 2016), and $5.4 million was outstanding on the export financing facility ($16.1 million in 2016).

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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, long-term investments, bank indebtedness, trade payable, accrued charges, long-term debt, and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

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

Description of Derivative Financial Instruments

Table 8

Foreign exchange forward contracts as of December 31, 2017

(in millions of dollars)

Maturity	Canadian dollar average exchange rate per one U.S. dollar	Notional amount sold	Notional amount bought

Less than 1 year	1.2936	$151.4	US $	117.0

Table 9

Cross-currency interest rate swaps as of December 31, 2017

(in millions of dollars)

	Hedging instrument
Hedged item	Period covered	Notional amount		Annual interest rate on notional amount in Canadian dollars	Canadian dollar exchange rate on interest and capital payments per one U.S. dollar

5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptances 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$	600.0	4.82%	1.3407

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The losses on valuation and translation of financial instruments for the years ended December 31, 2017, 2016 and 2015 are summarized in the following table.

Table 10

Loss on valuation and translation of financial instruments

(in millions of dollars)

	2017	2016	2015

Loss (gain) on the ineffective portion of fair value hedges	$2.9	2.0	$(3.5)
Loss (gain) on embedded derivatives related to long-term debt	0.2	(0.1)	3.6
Loss (gain) on reversal of embedded derivatives upon debt redemption	—	0.2	(0.3)
Loss on the ineffective portion of cash flow hedges	—	—	0.7
	$3.1	2.1	$0.5

A gain of $35.2 million was recorded under “Other comprehensive income” in 2017 in relation to cash flow hedging relationships (loss of $18.3 million in 2016 and gain of $2.1 million in 2015).

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

The fair value of derivative financial instruments recognized on the consolidated balance sheet is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2017 and 2016 are as follows:

Table 11

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	2017		2016
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1,2]	$(3,294.6)	(3,492.1)	$(3,180.3)	$(3,266.4)
Derivative financial instruments[3]
Early settlement options	—	—	0.4	0.4
Foreign exchange forward contracts[4]	(4.5)	(4.5)	2.5	2.5
Cross-currency interest rate swaps[4]	263.5	263.5	415.3	415.3

1    The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.

2    The fair value of long-term debt excludes the fair value of early settlement options, which is presented separately in the table.

3    The fair value of the derivative financial instruments designated as hedges is a net asset position of $259.0 million as of December 31, 2017. ($417.8 million as of December 31, 2016).

4    The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

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

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2017, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. As of December 31, 2017, 4.9% of trade receivables were 90 days past their billing date (7.7% as of December 31, 2016), of which 67.3% had an allowance for doubtful accounts (58.9% as of December 31, 2016).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2017 and 2016:

Table 12

Changes in Allowance for Doubtful Accounts

(in millions of dollars)

	2017	2016

Balance as of beginning of year	$19.4	$16.6
Charged to income	20.0	33.8
Utilization	(25.4)	(31.1)
Balance as of end of year	$14.0	$19.3

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

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 7.0 years as of December 31, 2017, compared to 6.8 years as of December 31, 2016. (see also “Contractual obligations” above).

Market Risk

Market risk is the risk that changes in market prices due to foreign exchange rates and/or interest rates will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign Currency Risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2017, to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a Canadian dollar per one U.S. dollar:

Table 13

Estimated Sensitivity of Variances in Year-end Exchange Rate

(in millions of dollars)

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10
Gain on valuation and translation of financial instruments and derivative financial instruments	$1.6	$28.7

Decrease of $0.10
Gain on valuation and translation of financial instruments and derivative financial instruments	(1.6)	(28.7)

Interest Rate Risk

The Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash-flow risk exposure. As of December 31, 2017, after taking into account the hedging instruments, long-term debt consisted of approximately 94.1% fixed-rate debt (85.5% in 2016) and 5.9% floating-rate debt (14.5% in 2016).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Banker’s acceptance rate as of December 31, 2017 is $1.8 million.

The estimated sensitivity on income and on Other comprehensive income, before income tax, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments, as of December 31, 2017, as per the Corporation’s valuation model, is as follows:

Table 14

Estimated Sensitivity of Variances in the Discount Rate

(in millions of dollars)

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$(1.6)	$(8.9)
Decrease of 100 basis points	1.6	8.9

A variance of $0.10 in the 2017 average exchange rate of CAN dollar per one U.S. dollar would had resulted in a variance of $3.2 million on the value of unhedged purchase of goods and services in 2017 and $5.7 million on the value of unhedged acquisitions of tangible and intangible assets in 2017.

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, derivative financial instruments, and cash and cash equivalents. The capital structure as of December 31, 2017 and 2016 is as follows:

Table 15

Capital Structure of the Corporation

(in millions of dollars)

	December 31, 2017	December 31, 2016
Bank indebtedness	$—	$10.1
Long-term debt	3,270.3	3,163.1
Derivative financial instruments	(259.0)	(417.8)
Cash and cash equivalents	(815.8)	(1.0)
Net liabilities	2,195.5	2,754.4
Equity	$1,733.1	$1,071.7

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, and the declaration and payment of dividends or other distributions.

Contingencies and legal disputes

There are a number of legal proceedings against the Corporation and its subsidiaries that are pending. In the opinion of the management of the Corporation, the outcome of those proceedings is not expected to have a material adverse effect on the Corporation’s results or on its financial position.

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

The determination of CGUs requires judgment when determining the lowest level for which there are separately identifiable cash inflows generated by the group of asset.

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

The net book value of goodwill as of December 31, 2017 was $535.9 million, and the net book value of intangible assets with indefinite useful lives as at December 31, 2017 was $475.9 million.

Useful life of spectrum licences

Management has concluded that spectrum licences have an indefinite useful life. This conclusion was based on the analysis of factors such as the Corporation’s financial ability to renew the spectrum licences, the competitive, legal and regulatory landscape, and the future expected use of the spectrum licences. Therefore, the determination that spectrum licences have an indefinite useful life involves judgment and it could have an impact on the amortization charge recorded in the consolidated statement of income if management was to change its conclusion in the future.

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

Stock-based compensation

Stock-based awards to employees that call for settlement in cash, as deferred share units and performance share units, or that call for settlement in cash at the option of the employee, as stock option awards, are accounted for at fair value and classified as a liability.  The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

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

Determining the fair value of certain acquired assets, assumed liabilities and future contingent considerations requires judgment and involves complete and absolute reliance on estimates and assumptions. The Corporation primarily uses the discounted future cash flows approach to estimate the value of acquired intangible assets.

The estimates and assumptions used in the allocation of the purchase price at the date of acquisition may also have an impact on the amount of an impairment charge to be recognized, if any, after the date of acquisition, as discussed above under “Impairment of assets”.

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

Recent Accounting Pronouncements

(i)                 IFRS 9 — Financial Instruments is required to be applied retrospectively for annual periods beginning on or after January 1, 2018.

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

(ii)              IFRS 15 — Revenue from Contracts with Customers is required to be applied retrospectively for annual periods beginning on or after January 1, 2018.

On January 1, 2018, the Corporation will adopt on a fully retrospective basis the new rules under IFRS 15 which specify how and when an entity should recognize revenue as well as requiring such entities to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model to be applied to all contracts with customers.

The adoption of IFRS 15 will have significant impacts on the consolidated financial statements with regards to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs, such as costs to obtain a contract and connection costs.

Under IFRS 15, the total consideration from a contract with multiple deliverables will be allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Corporation provides mobile devices and services under contracts with multiple deliverables and for a fixed period of time. Under IFRS 15, promotional offers related to the sale of mobile devices previously accounted for as a reduction of related equipment sales on activation now need to be considered in the relative total consideration to be allocated to all performance obligations. Among other impacts, the adoption of IFRS 15 will result in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of revenues will therefore change under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract will remain the same as under the previous rules. The portion of revenues that is earned without having been invoiced will be presented as contract assets in the consolidated balance sheets. All other types of revenues have not been impacted by the adoption of IFRS 15.

In addition, under IFRS 15, certain costs, mainly sales commissions, to obtain a contract will be capitalized and amortized as operating expenses over the contract term or over the period of time the customer is expected to remain a customer of the Corporation. Currently, such costs are expensed as incurred. Also, the capitalization of connection costs will no longer be limited to the related connection revenues as it is under the current rules. These capitalized costs will be included in Other assets as contract costs in the consolidated balance sheets.

The retroactive adoption of IFRS 15 will have the following impacts on the 2017 and 2016 consolidated financial figures:

Consolidated statements of income and comprehensive income

(in millions of dollars)

Increase (decrease)	2017	2016

Revenues	$22.5	$52.5
Purchase of goods and services	(12.4)	(13.2)
Deferred income tax expense	9.2	17.4
Net income and comprehensive income attributable to shareholder	$25.7	$48.3

Consolidated balance sheets

(in millions of dollars)

Increase (decrease)	December 31, 2017	December 31, 2016

Contract assets	$183.6	$155.8
Other assets	92.5	85.4
Deferred income tax liability	73.2	63.9
Retained earnings	202.9	177.3

(iii)           IFRS 16 — Leases is required to be applied retrospectively for annual periods beginning on or after January 1, 2019, with early adoption permitted, provided that the IFRS 15 is applied at the same time as IFRS 16.

IFRS 16 sets out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees will be required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities.

Under IFRS 16, most lease charges will be expensed as an asset amortization charge, along with a financial charge on the asset related financial liabilities. Since operating lease charges are currently recognized as operating expenses as they are incurred, the adoption of IFRS 16 will change the timing of the recognition of these lease charges over the term of each lease. It will also affect the classification of expenses in the statement of income.

The Corporation expects that the adoption of IFRS 16 will have significant impacts on its consolidated financial statements since it is engaged in various long-term leases relating to premises and equipment. However, the adoption impacts on the consolidated financial statements have not yet been measured.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A-                                   Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers at March 22, 2018:

Name and Municipality of Residence	Age	Position

THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D. Montréal, Québec	78	Director and Chair of the Board

ANDRÉ P. BROSSEAU (1) Montréal, Québec	56	Director

JEAN LA COUTURE, FCPA, FCA(1) Montréal, Québec	71	Director and Chair of the Audit Committee

SYLVIE LALANDE Lachute, Québec	67	Director

NORMAND PROVOST(1) Brossard, Québec	63	Director

MANON BROUILLETTE Montréal, Québec	49	President and Chief Executive Officer

JEAN NOVAK Knowlton, Québec	54	President, Videotron Business, President, Le SuperClub Vidéotron ltée, and Senior Vice President, Sales Network and Retail Sector

PHILIPPE CLOUTIER Candiac, Québec	43	Senior Vice President and Chief Financial Officer

PIERRE BONIN Montreal West, Québec	55	Chief Information Officer

SYLVAIN BROSSEAU Varennes, Québec	54	Senior Vice President, Operations, Customer Service

ALAIN CHARLEBOIS Laval, Québec	46	Vice President, Human Resources

MOHAMED DRIF Montréal, Québec	51	Vice President and Chief Network Officer

BERTRAND HÉBERT Boucherville, Québec	51	Vice President, Marketing

SERGE LEGRIS St-Lazare, Québec	52	Vice President, Chief Technology Planning Officer

CHLOÉ POIRIER Nuns’ Island, Québec	48	Vice President and Treasurer

MARC M. TREMBLAY Westmount, Québec	57	Corporate Secretary

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

André P. Brosseau, Director and member of the Audit Committee. Mr. Brosseau is a Director and member of the Audit Committee of Videotron, Quebecor and Quebecor Media since May 12, 2016. He is also a member of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media since May 2017. Mr. Brosseau is Chairman of the Board and Chief Executive Officer of Du Musee Investments Inc. (formerly Avenue Capital Markets BNB Inc.), a Family Office with private investments in Canada, the United States and Brazil that he founded in 2010. He currently serves as a director, Chairman of the Audit Committee and member of the Compensation Committee of DMD Digital Health Connections Group Inc. Mr. Brosseau also serves as a Director of BlueRush Media Group Corp. He is also a member of the Advisory Committee for the OSMO Foundation and The Notman House. Mr. Brosseau was President for Blackmont Capital Markets in Toronto until June 2009 and then served as Chairman of Quebec Capital Markets until May 2010. From 1994 to 2007, he held various executive positions with CIBC.

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

Sylvie Lalande, Director. Ms. Lalande is a Director of Videotron since July 2014 and of Quebecor Media since May 2013. She has served as a Director of Quebecor since May 2011. She was appointed as Lead Director of Quebecor and Quebecor Media on November 8, 2017 and as Chair of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media on May 12, 2016. She is a Director of TVA Group since December 2001, and was appointed as Chair of the Board on March 10, 2014. She has also served as Chair of the Human Resources and Corporate Governance Committee of TVA Group since May 2013. Ms. Lalande held several senior positions in the media, marketing, communication marketing and company communications sectors. Until October 2001, she was Chief Communications Officer of Bell Canada. From 1994 to 1997, she was President and Chief Executive Officer of UBI Consortium, a consortium formed to develop and manage interactive and transactional communication services. From 1987 to 1994, she occupied several senior positions within TVA Group and Le Groupe Vidéotron ltée. Ms. Lalande began her career in the radio industry, after which she founded her own consultation firm. In 2006, Ms. Lalande earned a degree in corporate governance from the Collège des administrateurs de sociétés. Ms. Lalande was, until September 2016, a Director and Chair of the Corporate Governance and Human Resources Committee and Lead Director of Ovivo Inc. From November 2013 to September 2017, Ms. Lalande was Chair of the Board of the Collège des administrateurs de sociétés (CAS) of Université Laval She was appointed Chair of the Board of Capital régional et coopératif Desjardins in April 2017.

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

Jean Novak, President, Videotron Business, President, Le SuperClub Vidéotron ltée, and Senior Vice President, Sales Network and Retail Sector. Mr. Novak was appointed to his current position in August 2014. From May 2013 to August 2014, he was President, Videotron Business and Senior Vice-President, Sales Channel. He has served as President, Videotron Business Solutions since January 2005. Mr. Novak joined Videotron in May 2004 as Vice President, Sales. Between 1988 and May 2004, Mr. Novak held various management positions in sales and distribution for Molson Breweries, Canada’s largest brewing company, including General Manager for all on premise accounts and the Montréal sales region as well as Manager, Customer Service and Telesales in Québec. Mr. Novak holds a Bachelor’s degree in marketing from the HEC Montréal.

Philippe Cloutier, Senior Vice President and Chief Financial Officer. Mr. Cloutier was appointed to his current position in June 2017. Prior to joining Videotron, he co-founded Mission Capital, a merchant bank offering advisory services and acting as a private investor. Mr. Cloutier also spent fifteen years in the printing and media industry where he held several executive positions including overall leadership of the Canadian subsidiaries of Quad/Graphics (formerly known as Quebecor World) and Reader’s Digest. Mr. Cloutier holds an MBA from McGill University, a bachelor’s degree in Business from HEC Montreal and has also completed successfully all three levels of the CFA charterholder.

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

Mohamed Drif, Vice President and Chief Network Officer. Mr. Drif was appointed Vice President and Chief Network Officer in January 2018.  From October 2016 to January 2018, he was Vice President, Engineering, Networks.  Prior to that, he was Vice President, Engineering, Wireline Network and Project Management Office. He also served as General Manager; Network planning, Head Ends and Optics from 2008 to 2011. Mr. Drif joined Videotron in March 1999 as Supervisor Fibre Optic Management. He was appointed Director Fibre Network in June 2000, Director Network planning, Head Ends and Geomatic in January 2002 and Senior Director Network Planning, Head Ends and Optics in February 2003. Mr. Drif previously worked at Cable Axion as Director of Engineering and has also worked in the field of software development in France. Mr. Drif holds a State Engineer degree in Computer Science from Université d’Oran in Algeria. He is member of the Ordre des ingénieurs du Québec.

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

Serge Legris, Vice President, Chief Technology Planning Officer. Mr. Legris was appointed to his current position in January 2018.  From October 2016 to January 2018, he was Vice President, Engineering, Technologies and Products. Prior to that, he was Vice President, Engineering — Wireless Access since joining the Corporation in January 2011. He has more than 20 years of experience in technology-related positions, including COO and Vice President, Marketing & Operations. He has worked at SR Telecom, InCode Telecom, Rogers Telecommunications, Bell Canada and other companies. Mr. Legris is a veteran manager with extensive experience in the planning and deployment of networks as well as the development of advanced technologies. Member of the Ordre des Ingénieurs du Québec, Mr. Legris has a Bachelor degree of Electrical Engineering from École Polytechnique de Montréal.

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

B-                                   Compensation

Our Directors do not receive any remuneration for acting in their capacity as directors of Videotron. Since July 1, 2013, the Chairman of our Audit Committee receives an annual fee of $25,000 while the other two members receive an annual fee of $10,000. Our Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors and our Audit Committee. During the financial year ended December 31, 2017, the amount of compensation (including benefits in kind) paid to three of our directors for services in all capacities to Videotron and its subsidiaries was $45,000. None of our directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

The aggregate amount of compensation we paid for the year ended December 31, 2017 to our executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was up to $6.4 million, including salaries, bonuses and benefits in kind.

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

During the year ended December 31, 2017, no options were granted under this plan to executive officers of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group of companies). During the year ended December 31, 2017, a total of 80,378 options were exercised by officers and employees of Videotron, for aggregate gross value realized of $2.0 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2017, an aggregate total of 158,227 options granted to directors, officers and employees of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies) remain outstanding, with a weighted average exercise price of $65.08 per share. For more information on this stock option plan, refer to Note 23 to our audited consolidated financial statements included under “Item 18. Financial Statements” of this annual report.

Further to the implementation of the differed share unit (“DSU”) and of the performance share unit (“PSU”) plans described below, it is planned, at the moment, that no further grant of options will be made in the future.

Quebecor’s Stock Option Plan

Under a stock option plan established by Quebecor, 26,000,000 Quebecor Class B Shares have been set aside for Directors, officers, senior employees and other key employees of Quebecor and its subsidiaries, including Videotron. The exercise price of each option is equal to the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the grant of the option. Each option may be exercised during a period not exceeding ten years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. Holders of options under the Quebecor stock option plan have the choice, when they want to exercise their options, to acquire Quebecor Class B Shares at the corresponding option exercise price or to receive a cash payment from Quebecor equivalent to the difference between the market value of the underlying shares and the exercise price of the option. The Board of Directors of Quebecor may, at its discretion, affix different vesting periods at the time of each grant.

During the year ended December 31, 2017, no options to purchase Quebecor Class B Shares were granted to senior executive officers of Videotron. As of December 31, 2017, a total of 100,000 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $12.75 per share, were held by one senior executive officer of Videotron for acting in such capacity. The closing sale price of the Quebecor Class B Shares on the TSX on December 29, 2017, was $23.70.

Quebecor’s DSU and PSU plans

On July 13, 2016, Quebecor established a DSU plan and a PSU plan for its employees and those of its subsidiaries. Both plans are based on Quebecor Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B shares. As of December 31, 2017, an aggregate total of 96,963 DSUs and of 118,529 PSUs granted to officers and employees of Videotron (excluding officers and employees who, at the date of grant, were officers or employees at multiple Quebecor group companies) remain outstanding.

Pension Benefits

Both Quebecor Media and Videotron maintain pension plans for our non-unionized employees and certain officers.

Videotron’s pension plan provides pension benefits to our executive officers equal to 2.0% of salary (excluding bonuses) for each year of membership in the plan. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada) (the “Tax Act”), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under our pension plan are as prescribed under the Tax Act. An executive officer contributes to this plan an amount equals to 5.0% of his or her salary up to a maximum of $7,361 in respect of 2018. Videotron changed this pension plan to a defined contribution plan for new employees hired on and after May 1, 2012. Videotron reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date.

Quebecor Media’s pension plan provides greater pension benefits to eligible executive officers than it does to other employees. The higher pension benefits under this plan equal 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Tax Act, in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media’s pension plan are as prescribed by the Tax Act and is based on a maximum salary of $147,222. An executive officer contributes to this plan an amount equals to 5.0% of his or her salary up to a maximum of $7,361 in respect of 2018. Videotron has no liability regarding Quebecor Media’s pension plan. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. However, Quebecor Media reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date. New employees are eligible to enroll in a retirement savings plan.

The total amount we contributed for the year ended December 31, 2017 to provide the pension benefits to our senior executives, as a group, was $256,200. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by us to all participants, refer to Note 29 to our audited consolidated financial statements for the year ended December 31, 2017 included under “Item 18. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media’s and our pension plans:

	Years of Participation
Compensation	10	15	20	25	30
$147,222	$29,444	$44,167	$58,889	$73,611	$88,333

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

D-                                   Employees

At December 31, 2017, we had 6,658 employees. At December 31, 2016 and 2015, we had 6,588 and 6,410 employees, respectively. Substantially all of our employees are based and work in the Province of Quebec. We had 3,876 unionized employees, and the terms of their employment are governed by one of our five regional collective bargaining agreements. The collective bargaining agreement covering 2,965 unionized employees in the Montréal region will expire on December 2018. We also have three collective bargaining agreements covering our unionized employees in the Saguenay, Gatineau and Québec regions, with terms running through December 31, 2019, August 31, 2020 and December 31, 2018 respectively.

One other collective bargaining agreement covering 58 unionized employees of our subsidiary, SETTE inc., will expire on December 31, 2018.

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

Quebecor holds, directly and indirectly, 77,812,366 common shares of Quebecor Media, representing a 81.53% voting and equity interest in Quebecor Media and Caisse de dépôt et placement du Québec (“CDPQ”), indirectly holds 17,628,911 shares of Quebecor Media, representing a 18.47% interest in Quebecor Media. The primary asset of Quebecor, a communications holding company, is its interest in Quebecor Media. CDPQ is one of Canada’s largest pension fund managers.

B-                                   Related Party Transactions

The Corporation enters into related party transactions from time to time. These related party transactions are further described under “Item 5. Operating and Financial Review and Prospects — Cash Flow and Financial Position — Financial Position as of December 31, 2017” and in Note 9, in Note 12, in Note 13 and in Note 28 to our audited consolidated financial statements included under “Item 18. Financial Statements” in this annual report. These related party transactions have been accounted for at the consideration agreed between parties:

	As of December 31,
	2017	2016	2015
	(in thousands of dollars)

Ultimate Parent and Parent Corporation:
Revenues	$525	$455	$696
Purchase of goods and services	8,698	8,037	8,584
Operating expenses recovered	(344)	(752)	(597)

Corporations Under Common Control:
Revenues	5,481	5,906	8,059
Purchase of goods and services	103,519	104,244	103,435
Operating expenses recovered	(2,308)	(1,275)	(1,395)

Management fee

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $53.0 million in 2017, $53.0 million in 2016 and $48.0 million in 2015. The agreement provides for an annual management fee to be agreed upon for the year 2018. In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

Income tax transactions

On November 6, 2017, 9346-9963 Québec Inc., a subsidiary of Quebecor Media, redeemed 3,600,000 preferred shares, Series C for a total cash consideration of $3.6 billion, and settled cumulative unpaid dividends of $145.3 million. On the same day, the Corporation used the total proceeds of $3.6 billion to repay its subordinated loans contracted from Quebecor Media.

On May 3, 2017, the Corporation contracted a subordinated loan of $3.6 billion from Quebecor Media, bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20 and maturing on May 3, 2047. On the same day, the Corporation invested the total proceeds of $3.6 billion into 3,600,000 preferred shares, Series C, of 9346-9963 Québec Inc., a subsidiary of Quebecor Media. These shares carry the right to receive an annual dividend of 10.6%, payable semi-annually.

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

Purchase of shares of Quebecor Media and subsidiary subordinated loans

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we enter into certain transactions from time to time that have the effect of using tax losses within the Quebecor Media Group. These transactions are described further under “Item 5. Operating and Financial Review and Prospects — Cash Flow and Financial Position — Financial Position as of December 31, 2017” and in Note 12 and in Note 28 to our audited consolidated financial statements which are included under “Item 18. Financial Statements” in this annual report.

C-                                   Interests of Experts and Counsel

Not applicable.

ITEM 8 — FINANCIAL INFORMATION

A-                                   Consolidated Statements and Other Financial Information

Our consolidated balance sheets as at December 31, 2017 and 2016, and our consolidated statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2017, 2016 and 2015, including the notes thereto and together with the report of Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

Legal Proceedings

We and our subsidiaries are involved in a number of other legal proceedings against us which are pending. In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our results or financial position.

Dividend Policy

During the years ended December 31, 2017, December 31, 2016 and December 31, 2015 we paid aggregate cash dividends on our common shares of $295,000,000, $282,000,000 and $665,000,000, respectively. We currently expect to pay dividends and other distributions on our common shares in the future. The declaration and payment of dividends and other distributions is in the sole discretion of our Board of Directors, and any decision regarding the declaration of dividends and other distributions will be made by our Board of Directors depending on, among other things, our financial resources, the cash flows generated by our business, our capital needs, and other factors considered relevant by our Board of Directors, including the terms of our indebtedness and applicable law.

B-                                   Significant Changes

Except as otherwise disclosed in this annual report, there has been no other material adverse change in our financial position since December 31, 2017.

ITEM 9 — THE OFFER AND LISTING

A-                                   Offer and Listing Details

Not applicable.

B-                                   Plan of Distribution

Not applicable.

C-                                   Markets

Outstanding Notes

On April 13, 2017, we issued and sold US$600.0 million aggregate principal amount of our 5 1/8% Senior Notes due April 15, 2027, in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

On September 15, 2015, we issued and sold $375.0 million aggregate principal amount of our 5¾% Senior Notes due January 15, 2026, in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

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

The record holder of our 5% Senior Notes due 2022, our 5 3/8% Senior Notes due 2024 and our 5 1/8% Senior Notes due 2027 is Cede & Co., a nominee of The Depository Trust Company, and the record holder of our 5 5/8% Senior Notes due 2025 and our 5¾% Senior Notes due 2026 is CDS Clearing and Depository Services Inc.

D-                                   Selling Shareholders

Not applicable.

E-                                   Dilution

Not applicable.

F-                                    Expenses of the Issue

Not applicable.

ITEM 10 — Additional Information

A-                                   Share Capital

Not applicable.

B-                                   Memorandum and Articles of Association

The Articles of Amalgamation of Videotron, dated as of January 4, 2018 are referred to as our “Articles”. Our Articles are included as exhibits to this annual report. The following is a summary of certain provisions of our Articles and by-laws:

Since its coming into force on February 14, 2011, Videotron is governed by the Business Corporations Act (Québec). On January 4, 2018, Vidéotron ltée and 9370-5762 Québec inc. amalgamated, under the Business Corporations Act (Québec), into a single corporation using the name “Videotron Ltd.” (or “Vidéotron ltée” in French) with the Designating Number 1173288326. Previously, on July 1, 2006, Vidéotron ltée and 9101—0827 Québec inc. amalgamated, under Part IA of the Companies Act (Québec), into a single corporation using the name “Videotron Ltd.” (or “Vidéotron ltée” in French) with the Designating Number 1163819882. The Articles provide no restrictions on the purposes or activities that may be undertaken by Videotron.

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

3.                                      Actions necessary to change the rights of shareholders. Under the Business Corporations Act (Québec), (i) the Articles may only be amended by the affirmative vote of the holders of two-thirds (2/3) of the votes cast by the shareholders at a special meeting called for that purpose and (ii) our by-laws may be amended by our Board of Directors and ratified by a majority of the votes cast by the shareholders at the next shareholders meeting. Unless they are rejected by the shareholders at the close of the meeting or not submitted to the shareholders, the amended by-laws are effective as of the date of the resolution of the Board of Directors approving them. However, by-law amendments relating to procedural matters with respect to shareholders meetings take effect only once they have received shareholders approval. In addition, pursuant to the Business Corporations Act (Québec), we may not make any amendments to the Articles that affect the rights, conditions, privileges or restrictions attaching to issued shares of any series outstanding, other than an increase in the share capital or the number of our authorized shares, without obtaining the consent of all the shareholders concerned by the amendment, whether or not they are eligible to vote. In order to change the rights of our shareholders, we would need to amend our Articles to effect the change. Such an amendment would require the approval of holders of two-thirds (2/3) of the shares at a duly called special meeting. For amendments affecting the rights of a particular class or series of shares, the holders of such class or series of shares are entitled to a separate vote, whether or not shares of this class or series otherwise carry the right to vote. Such a proposed amendment will be effected only if it receives the approval of two-thirds (2/3) of holders of each such affected class or series of shares. In respect of certain amendments, a shareholder is entitled to dissent and, if the resolution is adopted and we implement the changes, demand that we repurchase all of its shares of such class or series for which a separate vote was carried out at their fair value.

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

(a)                                 Indenture relating to $300,000,000 of our 6 7/8% Senior Notes due July 15, 2021, dated as of July 5, 2011, as supplemented, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On July 5, 2011, we issued $300,000,000 aggregate principal amount of our 6 7/8% Senior Notes due July 15, 2021, pursuant to an Indenture, dated as of July 5, 2011, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on July 15, 2021. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture were not and will not be registered under the Securities Act or under the laws of any other jurisdiction. On January 5, 2017, we redeemed and retired $175,000,000 aggregate principal amount outstanding of our 6 7/8% Senior Notes due July 15, 2021. On May 1st, 2017, we redeemed and retired the entire remaining principal amount outstanding of our 6 7/8% Senior Notes due July 15, 2021.

(b)                                 Indenture relating to US$800,000,000 of our 5% Senior Notes due July 15, 2022, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

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

(c)                                  Indenture relating to $400,000,000 of our 5 5/8% Senior Notes due June 15, 2025, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

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

(d)                                 Indenture relating to US$600,000,000 of our 5 3/8% Senior Notes due June 15, 2024, dated as of April 9, 2014, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 9, 2014, we issued US$600,000,000 aggregate principal amount of our 5 3/8% Senior Notes due June 15, 2024, pursuant to an Indenture, dated as of April 9, 2014, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes are unsecured and mature on June 15, 2024. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the make-whole redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(e)                                  Indenture relating to $375,000,000 of our 5¾% Senior Notes due January 15, 2026, dated as of September 15, 2015, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On September 15, 2015, we issued $375,000,000 aggregate principal amount of our 5¾% Senior Notes due January 15, 2026, pursuant to an Indenture, dated as of September 15, 2015, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2026. Interest on these senior notes is payable in cash semi-annually in arrears on March 15 and September 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to usand certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(f)                                   Indenture relating to US$600,000,000 of our 5 1/8% Senior Notes due April 15, 2027, dated as of April 13, 2017, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 13, 2017, we issued US$600,000,000 aggregate principal amount of our 5 1/8% Senior Notes due April 15, 2027, pursuant to an Indenture, dated as of April 13, 2017, by and among us, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes are unsecured and mature on April 15, 2027. Interest on these senior notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the make-whole redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(g)                                  Credit Agreement originally dated as of November 28, 2000, by and among Videotron, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended.

Our senior credit facility, as amended and restated as of June 16, 2015 (and as amended thereafter), currently provide for a $965,000,000 secured revolving credit facility that matures on July 20, 2021, as well as a secured export financing facility (in a principal amount of $32,142,857 as of the amendment and restatement date of June 16, 2015) providing for a term loan that matures on June 15, 2018. The proceeds of the revolving credit facility can be used for general corporate purposes including, without limitation, to issue letters of credit and to pay dividends to Quebecor Media subject to certain conditions. The proceeds of the term loan were used for payments and reimbursement of payments of export equipment and local services in relation to our contracts for mobile infrastructure equipment with an affiliate of Nokia Corporation and also for the financing of the Finnvera guarantee fee (Finnvera plc being a specialized financing company owned by the State of Finland which is providing an export buyer credit guarantee in favor of the lenders under the export financing facility covering political and commercial risks).

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

We have also agreed to pay specified commitment fees in respect of our revolving credit facility. Advances under our export financing facility bear interest at the bankers’ acceptance rate plus a margin at a rate of 0.875%.

Our revolving credit facility is repayable in full on July 20, 2021. Drawdowns under the export financing facility are repayable by way of seventeen equal and consecutive semi-annual payments that commenced on June 15, 2010.

Borrowings under our senior credit facility and under eligible derivative instruments are secured by a first-ranking hypothec or security interest (subject to certain permitted encumbrances) on all current and future assets of Videotron and of the guarantors under the senior credit facility (which include most, but not all of Videotron’s subsidiaries), guarantees by such guarantors, pledges of shares by us and such guarantors and other security.

Our senior credit facility contains customary covenants that restrict and limit our ability and the members of the VL Group (as defined in the credit agreement to mean us and all of our wholly-owned subsidiaries) to, among other things, enter into merger or amalgamation transactions or liquidate or dissolve, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, our senior credit facility contains customary financial covenants and customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to us or any member of the VL Group (other than an Immaterial Subsidiary, as defined in the credit agreement), and the occurrence of a change of control.

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

E-           Taxation

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of (i) our 5% Senior Notes due 2022 (our “5% Senior Notes”), (ii) our 5 3/8% Senior Notes due 2024 (our “5 3/8% Senior Notes”), (iii) our 5 5/8% Senior Notes due 2025 (our “5 5/8% Senior Notes”), (iv) our 5¾% Senior Notes due 2026 (our “5¾% Senior Notes”), and (v) our 5 1/8% Senior Notes due 2027 (out “5 1/8% Senior Notes”)  (collectively, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. Our 6 7/8% Senior Notes, 5 5/8% Senior Notes and our 5¾% Senior Notes are denominated in Canadian dollars (the “Canadian dollar Notes”). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

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

•                  persons required to accelerate the recognition of any item of gross income with respect to any of the notes as a result of such income being recognized on an applicable financial statement;

•                  entities taxes as a partnership or the partners therein; and

•                  direct, indirect or constructive owners of 10% or more, of the voting power or value, of our outstanding shares.

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

We have not sought and will not seek any opinion of U.S. legal counsel or rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position will not be sustained.

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

Interest on the Notes

Payments of stated interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Interest on the notes will constitute income from sources outside the United States and will be “passive category income” which is treated separately from other income for purposes of computing the foreign tax credit allowable to a U.S. Holder under the U.S. federal income tax laws. Due to the complexity of the foreign tax credit rules, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that may be claimed as a credit.

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

Market Discount and Bond Premium

Market Discount

If a U.S. Holder purchases notes for an amount less than the sum of all amounts (other than qualified stated interest) payable with respect to the notes after the date of acquisition, the difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange or retirement of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including in the case of a note exchanged for a registered note pursuant to a registration offer, any market discount accrued on the related outstanding note). A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method. In that case, a U.S. Holder’s tax basis in its notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by the U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without the consent of the IRS. If a U.S. Holder does not make such an election, in general, all or a portion of such holder’s interest expense on any indebtedness incurred or continued in order to purchase or carry notes may be deferred until the maturity of the notes, or certain earlier dispositions. Unless a U.S. Holder elects to accrue market discount under a constant yield method, any market discount will accrue ratably during the period from the date of acquisition of the related outstanding note to its maturity date.

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

Transactions in Foreign Currency

Foreign currency received as a payment of interest on, or on the sale or retirement of, a Canadian dollar Note will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time the note is disposed of or payment is received in consideration of such sale or retirement (as applicable and as discussed in detail above). The amount of gain or loss recognized on a subsequent sale or other disposition of such foreign currency will be equal to the difference between (i) the amount of U.S. dollars, or the fair market value in U.S. dollars of the other currency or property received in such sale or other disposition, and (ii) the tax basis of the recipient in such foreign currency. A U.S. Holder who acquires such Note with previously owned foreign currency will recognize ordinary income or loss in an amount equal to the difference, if any, between such U.S. Holder’s tax basis in the foreign currency and the U.S. dollar fair market value of the note on the date of acquisition. Such gain or loss generally will be treated as income or loss from sources within the United States for foreign tax credit limitation purposes.

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

In addition, certain U.S. Holders that hold specified foreign financial assets (including stock and securities of a foreign issuer) with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are required to report their holdings, along with other information, on their U.S. federal income tax returns, with certain exceptions. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. If you fail to report the required information, you could be subject to substantial penalties. U.S. Holders should consult their own tax advisors to determine the scope of these disclosure responsibilities.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We use certain financial instruments, such as cross-currency interest rate swaps and foreign exchange forward contracts, to manage interest rate and foreign exchange risk exposures. These instruments are used solely to manage the financial risks associated with our obligations and are not used for trading or speculation purposes.  For more information regarding our financial instruments and financial risk management, refer to Note 27 to our audited consolidated financial statements for the year ended December 31, 2017 included under “Item 18. Financial Statements” of this annual report.

Foreign Currency Risk

Most of our consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt is payable in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on our U.S.-dollar-denominated debt obligations outstanding as of December 31, 2017 and to hedge our exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

Interest Rate Risk

Videotron’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by Videotron bear interest at fixed rates. Videotron has entered into cross-currency interest rate swap agreements in order to manage interest rate risk exposure. As of December 31, 2017, after taking into account the hedging instruments, long-term debt was comprised of 94.1% fixed rate debt (85.5% in 2016) and 5.9% floating rate debt (14.5% in 2016).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2017 is $1.8 million.

Credit Risk

Credit risk is the risk of financial loss to Videotron if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2017, no customer balance represented a significant portion of Videotron’s consolidated accounts receivables. Videotron establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $14.0 million as of December 31, 2017 ($19.4 million as of December 31, 2016). As of December 31, 2017, 4.9% of accounts receivables were 90 days past their billing date (7.7% as of December 31, 2016), of which 67.3% had an allowance for doubtful accounts (58.9% as of December 31, 2016).

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

Fair Value of Financial Instruments

See “Item 5 — Operating and Financial Review and Prospects — Additional Information — Financial Instruments and Financial Risk Management — Fair Value of Financial Instruments” in this annual report.

Material Limitations

Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Principal Repayments

As at December 31, 2017, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

Year ending December 31,	(in thousands of dollars)
2018	5,357
2019	—
2020	—
2021	—
2022	1,005,680
2023 and thereafter	2,283,520
Total	$3,294,557

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

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

Videotron’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that Videotron’s internal control over financial reporting was effective as of December 31, 2017.

Pursuant to the Dodd—Frank Wall Street Reform and Consumer Protection Act of 2010 and related SEC rules, Videotron is not required to include in its annual report an attestation report of Videotron’s independent registered public accounting firm regarding Videotron’s internal control over financial reporting. Our management’s report regarding the effectiveness of our internal control over financial reporting was therefore not subject to attestation procedures by Videotron’s independent registered public accounting firm.

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

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2017, 2016 and 2015. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2017 are included in this annual report on Form 20-F.

The Audit Committee establishes the independent auditors’ compensation. The Audit Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2017, 2016 and 2015, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditors, Ernst & Young LLP, for the fiscal years ended December 31, 2017, 2016 and 2015.

	2017	2016	2015
Audit Fees(1)	$983,552	$845,532	$896,112
Audit related Fees(2)	58,575	130,125	74,620
All Other Fees(3)	16,989	14,500	14,350
Total	$1,059,116	$990,157	$985,082

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

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F — CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G — CORPORATE GOVERNANCE

Not applicable.

ITEM 17 — FINANCIAL STATEMENTS

Not applicable.

ITEM 18 — FINANCIAL STATEMENTS

Our consolidated balance sheets as at December 31, 2017 and 2016 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2017, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

ITEM 19 — EXHIBITS

The following documents are filed as exhibits to this Form 20-F:

1.1	Certificate and Articles of Amalgamation of Videotron as of January 4, 2018.

1.2	By-laws of Videotron Ltd. (translation) (incorporated by reference to Exhibit 1.4 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.3

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

1.6

Articles of Incorporation of Vidéotron Infrastructures Inc., as amended as of February 17, 2011 (incorporated by reference to Exhibit 1.7 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.7

By-laws of Vidéotron Infrastructures Inc. (translation) (incorporated by reference to Exhibit 1.8 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012).

1.8

Certificate of Incorporation of Videotron US Inc. as of September 20, 2007 (incorporated by reference to Exhibit 1.9 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.9

Amended and Restated Certificate of Incorporation of Videotron US Inc. as of October 1, 2008 (incorporated by reference to Exhibit 1.10 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.10	By-laws of Videotron US Inc. (incorporated by reference to Exhibit 1.11 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009).

1.11

Declaration of registration of Videotron G.P. (incorporated by reference to Exhibit 1.12 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011).

1.12

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

1.15

Certificate and Articles of Constitution of 9227-2590 Québec inc. (translation) (incorporated by reference to Exhibit 1.18 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

1.16

By-laws of 9227-2590 Québec inc. (translation) (incorporated by reference to Exhibit 1.19 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

1.17

Certificate and Articles of Constitution of 4Degrees Colocation Inc. (translation) (incorporated by reference to Exhibit 1.24 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.18

By-laws of 4Degrees Colocation Inc. (translation) (incorporated by reference to Exhibit 1.25 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.19

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

1.27

Certificate and Articles of Constitution of 9176-6857 Québec Inc. as of December 5, 2006 (translation) (incorporated by reference to Exhibit 1.29 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

1.28

Certificate and Articles of Amendment of 9176-6857 Québec Inc. as of June 13, 2014 (translation) (incorporated by reference to Exhibit 1.30 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

1.29

By-laws of 9176-6857 Québec Inc. (translation) (incorporated by reference to Exhibit 1.31 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

2.1

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

2.6

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.12 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

2.7

Form of 5 5/8% Senior Notes due June 15, 2025 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.40 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.8

Form of Notation of Guarantee of the subsidiary guarantors of the 5 5/8% Senior Notes due June 15, 2025 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.40 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-5100).

2.9

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

2.11

Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.5 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.12

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.6 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000)

2.13

Form of 5 3/8% Senior Notes due June 15, 2024 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.32 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.14

Form of Notation of Guarantee of the subsidiary guarantors of the 5 3/8% Senior Notes due June 15, 2024 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.32 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.15

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

2.18

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014. (incorporated by reference to Exhibit 2.24 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

2.19

Form of 5¾% Senior Notes due January 15, 2026 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.23 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.20

Form of Notation of Guarantee by the subsidiary guarantors of the 5¾% Senior Notes due January 15, 2026 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.23 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.21

Indenture, dated as of September 15, 2015, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.23 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.22

Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.11 above).

2.23

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.12 above).

2.24	Form of 5 1/8% Senior Notes due April 15, 2027 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.26 below).

2.25	Form of Notation of Guarantee by the subsidiary guarantors of the 5 1/8% Senior Notes due April 15, 2027 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.26 below).

2.26	Indenture, dated as of April 13, 2017, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee

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

4.5

First Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of June 24, 2016, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 9176-6857 Québec Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors (incorporated by reference to Exhibit 4.5 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

4.6

Second Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of January 3, 2018, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9176-6857 Québec Inc., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors.

4.7

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

4.9

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

12.2

Certification of Philippe Cloutier, Senior Vice President and Chief Financial Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Manon Brouillette, President and Chief Executive Officer of Videotron Ltd., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2

Certification of Philippe Cloutier, Senior Vice President and Chief Financial Officer of Videotron Ltd. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

101	Interactive Data Files

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIDEOTRON LTD.

By:	/s/ Philippe Cloutier
Name: Philippe Cloutier
Title: Senior Vice President and Chief Financial Officer

Dated: March 27, 2018

Consolidated financial statements of

VIDEOTRON LTD.

Years ended December 31, 2017, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the shareholder and the Board of Directors of Vidéotron Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Videotron Ltd. (the “Corporation”) as of December 31, 2017 and 2016, the related consolidated statements of operations, stockholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2017, and the related notes and schedules (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as of December 31, 2017 and 2016, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the Corporation’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Corporation in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP[1]

We have served as the Corporation’s auditor since 2008,

Montreal, Canada
March 13, 2018

1  FCPA auditor, FCA, public accountancy permit no. A107913

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2017, 2016 and 2015

(in thousands of Canadian dollars)

	Note	2017	2016	2015

Revenues
Cable television		$1,009,584	$1,024,283	$1,053,797
Internet		1,030,861	978,723	920,746
Mobile telephony		609,772	510,420	403,668
Cable telephony		397,787	424,795	458,028
Over-the-top video		39,720	31,443	23,596
Business		124,608	111,181	69,134
Equipment sales		56,542	53,577	57,627
Other		9,968	9,917	11,383
		3,278,842	3,144,339	2,997,979

Employee costs	2	386,353	376,757	356,503
Purchase of goods and services	2	1,359,850	1,320,568	1,259,179
Depreciation and amortization		654,614	596,065	625,366
Financial expenses	3	149,243	161,452	167,429
Loss on valuation and translation of financial instruments	4	3,098	2,126	518
Restructuring of operations, litigation and other items	5	5,888	15,880	(129,737)
Gain on sale of spectrum licences	6	(330,871)	—	—
Loss on debt refinancing	7	5,201	7,346	12,153
Income before income taxes		1,045,466	664,145	706,568

Income taxes (recovery)
Current	8	(3,248)	153,976	54,412
Deferred	8	134,479	(37,066)	66,253
		131,231	116,910	120,665
Net income		$914,235	$547,235	$585,903

Net income attributable to
Shareholder		$914,183	$547,202	$585,851
Non-controlling interests		52	33	52

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2017, 2016 and 2015

(in thousands of Canadian dollars)

	Note	2017	2016	2015

Net income		$914,235	$547,235	$585,903

Other comprehensive income (loss):
Items that may be reclassified to income:
Cash flows hedges:
Gain (loss) on valuation of derivative financial instruments		35,235	(18,301)	2,054
Deferred income taxes		11,977	7,545	(22,096)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement (loss) gain	29	(7,012)	5,025	(9,614)
Deferred income taxes		1,879	(1,332)	2,590
Reclassification to income:
Gain related to cash flows hedges	7	—	—	(3,914)
Deferred income taxes		—	—	1,125
		42,079	(7,063)	(29,855)
Comprehensive income		$956,314	$540,172	$556,048

Comprehensive income attributable to
Shareholder		$956,262	$540,139	$555,996
Non-controlling interests		52	33	52

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2017, 2016 and 2015

(in thousands of Canadian dollars)

	Equity attributable to shareholder
	Capital stock (note 22)	Retained earnings	Accumulated other comprehensive loss (note 24)	Equity attributable to non- controlling interests	Total equity

Balance as of December 31, 2014	$3,401	$836,684	$(46,989)	$811	$793,907
Net income	—	585,851	—	52	585,903
Other comprehensive loss	—	—	(29,855)	—	(29,855)
Issuance of capital stock	170,000	—	—	—	170,000
Reduction in paid-up capital	(41,000)	—	—	—	(41,000)
Dividends	—	(665,000)	—	(155)	(665,155)
Balance as of December 31, 2015	132,401	757,535	(76,844)	708	813,800
Net income	—	547,202	—	33	547,235
Other comprehensive loss	—	—	(7,063)	—	(7,063)
Dividends	—	(282,000)	—	(232)	(282,232)
Balance as of December 31, 2016	132,401	1,022,737	(83,907)	509	1,071,740
Net income	—	914,183	—	52	914,235
Other comprehensive income	—	—	42,079	—	42,079
Dividends	—	(295,000)	—	—	(295,000)
Balance as of December 31, 2017	$132,401	$1,641,920	$(41,828)	$561	$1,733,054

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2017, 2016 and 2015

(in thousands of Canadian dollars)

	Note	2017	2016	2015

Cash flows related to operating activities
Income from operations		$914,235	$547,235	$585,903
Adjustments for:
Depreciation of fixed assets	14	569,152	517,673	545,612
Amortization of intangible assets	15	85,462	78,392	79,754
Loss on valuation and translation of financial instruments	4	3,098	2,126	518
Gain on sale of spectrum licences	6	(330,871)	—	—
Amortization of financing costs and long-term debt discount	3	4,333	3,904	4,008
Deferred income taxes	8	134,479	(37,066)	66,253
Loss on debt refinancing	7	5,201	7,346	12,153
Other		7,671	6,892	6,262
		1,392,760	1,126,502	1,300,463
Net change in non-cash balances related to operating activities		(121,040)	117,591	(92,499)
Cash flows provided by operating activities		1,271,720	1,244,093	1,207,964

Cash flows related to investing activities
Additions to fixed assets	14	(574,339)	(666,698)	(630,076)
Additions to intangible assets	15	(132,254)	(125,482)	(312,062)
Proceeds from disposal of assets	6	619,863	3,376	4,375
Business acquisitions	10	(5,553)	(118,946)	(35,167)
Business disposal	9	—	—	7,848
Redemption (acquisition) of preferred shares of an affiliated corporation	12	—	2,090,000	(1,010,000)
Cash flows (used in) provided by investing activities		(92,283)	1,182,250	(1,975,082)

Cash flows related to financing activities
Net change in bank indebtedness		(10,118)	(1,580)	11,698
Net change under revolving credit facility, net of financing fees		(209,323)	(37,984)	244,631
Issuance of long-term debt, net of financing fees	20	794,580	—	370,130
Repayment of long-term debt	7	(321,028)	(10,714)	(637,083)
Settlement of hedging contracts	7	18,346	(4,646)	(37,131)
Issuance of capital stock	22	—	—	170,000
Reduction in paid-up capital	22	—	—	(41,000)
Dividends		(295,000)	(282,000)	(665,000)
Issuance of a loan to the parent corporation	13	(342,000)	—	—
(Repayment) issuance of a loan from the parent corporation	12	—	(2,090,000)	1,010,000
Other		(7)	(232)	(155)
Cash flows (used in) provided by financing activities		(364,550)	(2,427,156)	426,090

Net change in cash and cash equivalents		814,887	(813)	(341,028)

Cash and cash equivalents at the beginning of the year		961	1,774	342,802
Cash and cash equivalents at the end of the year		$815,848	$961	$1,774

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2017, 2016 and 2015

(in thousands of Canadian dollars)

	2017	2016	2015

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash	$814,150	$161	$175
Cash equivalents	1,698	800	1,599
	$815,848	$961	$1,774

Changes in non-cash balances related to operating activities
Accounts receivable	$(8,730)	$(52,968)	$(13,515)
Amounts receivable from and payable to affiliated corporations	(16,224)	13,296	12,017
Inventories	(3,526)	28,933	(35,139)
Prepaid expenses	(8,227)	(6,927)	(7,709)
Accounts payable, accrued charges and provisions	(25,650)	31,549	31,751
Income taxes	(58,862)	54,942	(85,072)
Stock-based compensation	1,698	1,465	57
Deferred revenues	(2,861)	38,390	(1,505)
Defined benefit plans	(2,588)	3,653	571
Other	3,930	5,258	6,045
	$(121,040)	$117,591	$(92,499)

Non-cash investing activities
Net change in additions to fixed assets and intangible assets financed with accounts payable	$22,729	$(1,828)	$(11,751)

Interest and taxes reflected as operating activities
Cash interest payments	$152,885	$154,540	$150,094
Cash income tax payments (net of refunds)	56,624	99,544	139,502

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2017 and 2016
(in thousands of Canadian dollars)

	Note	2017	2016

Assets

Current assets
Cash and cash equivalents		$815,848	$961
Accounts receivable		337,768	329,037
Income taxes		27,158	—
Amounts receivable from affiliated corporations	28	7,021	2,657
Inventories	11	89,590	86,064
Prepaid expenses		46,163	38,242
Total current assets		1,323,548	456,961

Non-current assets
Fixed assets	14	3,257,388	3,261,883
Intangible assets	15	907,972	1,123,257
Goodwill	16	535,932	535,932
Derivative financial instruments	27	293,157	417,788
Subordinated loan to parent corporation	13	342,000	—
Other assets	17	13,406	16,864
Total non-current assets		5,349,855	5,355,724
Total assets		$6,673,403	$5,812,685

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2017 and 2016

(in thousands of Canadian dollars)

	Note	2017	2016

Liabilities and equity

Current liabilities
Bank indebtedness		$—	$10,118
Accounts payable and accrued charges	18	491,910	456,437
Amounts payable to affiliated corporations	28	54,675	66,534
Provisions	19	17,508	60,321
Deferred revenue		312,772	309,910
Income taxes		—	33,370
Current portion of long-term debt	20	5,357	10,714
Total current liabilities		882,222	947,404

Non-current liabilities
Long-term debt	20	3,264,973	3,152,394
Deferred income taxes	8	646,158	525,535
Derivative financial instruments	27	34,129	—
Other liabilities	21	112,867	115,612
Total non-current liabilities		4,058,127	3,793,541
Total liabilities		4,940,349	4,740,945

Equity
Capital stock	22	132,401	132,401
Retained earnings		1,641,920	1,022,737
Accumulated other comprehensive loss	24	(41,828)	(83,907)
Equity attributable to shareholder		1,732,493	1,071,231
Non-controlling interests		561	509
Total equity		1,733,054	1,071,740

Commitments and contingencies	19, 25
Guarantees	26
Subsequent events	30
Total liabilities and equity		$6,673,403	$5,812,685

See accompanying notes to consolidated financial statements.

On March 13, 2018, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2017, 2016 and 2015.

On behalf of the Board of Directors,

/s/ Brian Mulroney	/s/ Jean La Couture

The Right Honourable Brian Mulroney, P.C., C.C., LL.D., Chairman of the Board	Jean La Couture, Director

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2017, 2016 and 2015

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

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)           Basis of presentation

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(i)), the liability related to stock-based compensation (note 1(r)), and the net defined benefit liability (note 1(s)), and they are presented in Canadian dollars (“CAN dollars”), which is the currency of the primary economic environment in which the Corporation operates (“functional currency”).

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

(d)           Foreign currency translation

Foreign currency transactions are translated to the functional currency by applying the exchange rate prevailing at the date of the transactions. Translation gains and losses on assets and liabilities denominated in a foreign currency are included in financial expenses, or in gain or loss on valuation and translation of financial instruments.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

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

The Corporation provides services under arrangements with multiple deliverables, for which there are two separate accounting units: one for subscriber services (cable television, Internet access, cable or mobile telephony and over-the-top video services, including connection costs and rental of equipment); the other for equipment sales to subscribers. Components of multiple deliverable arrangements are separately accounted for, provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. Arrangement consideration is allocated among the separate accounting units based on their relative fair values.

The Corporation recognizes revenues for each of its main activities as follows:

•             Operating revenues from subscriber services such as cable television, Internet access, cable and mobile telephony and over-the-top video services are recognized when services are provided. Promotional offers and rebates are accounted for as a reduction in the service revenue to which they relate;

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

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)             Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generating units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and the value in use of the asset or the CGU. Fair value less costs of disposal represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

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

Years ended December 31, 2017, 2016 and 2015

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

Years ended December 31, 2017, 2016 and 2015

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

Years ended December 31, 2017, 2016 and 2015

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

(m)       Trade receivables

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

Years ended December 31, 2017, 2016 and 2015

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

(p)           Goodwill and intangible assets

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

Software is recorded at cost. In particular, internally generated intangible assets such as software and Web site development are mainly comprised of internal costs in connection with the development of those assets to be used internally or to provide services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to that stage are recognized as expenses.

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

Years ended December 31, 2017, 2016 and 2015

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

The fair value of DSUs and PSUs is based on the underlying share price at the date of valuation. The fair value of stock option awards is determined by applying an option pricing model, taking into account the terms and conditions of the grant. Key assumptions are described in note 23.

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

Years ended December 31, 2017, 2016 and 2015

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

The following significant areas represent management’s most difficult, subjective or complex estimates:

(i)                 Recoverable amount of an asset or a CGU

When an impairment test is performed on an asset or a CGU, management estimates the recoverable amount of the asset or CGU based on its fair value less costs of disposal or its value in use. These estimates are based on valuation models requiring the use of a number of assumptions such as forecasts of future cash flows, pre-tax discount rate (WACC) and perpetual growth rate.  These assumptions have a significant impact on the results of impairment tests and on the impairment charge, as the case may be, recorded in the consolidated statements of income. A description of key assumptions used in the goodwill impairment tests and a sensitivity analysis of recoverable amounts are presented in note 16.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)              Use of estimates and judgments (continued)

(ii)              Fair value of derivative financial instruments, including embedded derivatives

Derivative financial instruments must be accounted for at their fair value, which is estimated using valuation models based on a number of assumptions such as future cash flows, period-end swap rates, foreign exchange rates, and credit default premium. Also, the fair value of embedded derivatives related to early settlement options on debt is determined with option pricing models using market inputs, including volatility, discount factors and the underlying instrument’s adjusted implicit interest rate and credit premium.  The assumptions used in the valuation models have a significant impact on the gain or loss on valuation and translation of financial instruments recorded in the consolidated statements of income, the gain or loss on valuation of financial instruments recorded in the consolidated statements of comprehensive income, and the carrying value of derivative financial instruments in the consolidated balance sheets. A description of valuation models used and sensitivity analysis on key assumptions are presented in note 27.

(iii)            Costs and obligations related to pension and postretirement benefit plans

Estimates of costs and obligations related to pension and postretirement benefit obligations are based on a number of assumptions, such as the discount rate, the rate of increase in compensation, the retirement age of employees, health care costs, and other actuarial factors. Certain of these assumptions may have a significant impact on employee costs and financial expenses recorded in the consolidated statements of income, the re-measurement gain or loss on defined benefit plans recorded in the consolidated statements of comprehensive income, and on the carrying value of other assets or other liabilities in the consolidated balance sheets. Key assumptions and a sensitivity analysis on the discount rate are presented in note 29.

(iv)          Provisions

The recognition of provisions requires management to estimate expenditures required to settle a present obligation or to transfer it to a third party at the date of assessment.  More specifically, an assessment of the probable outcomes of legal proceedings or other contingencies is also required.  A description of the main provisions, including management expectations on the potential effect on the consolidated financial statements of the possible outcomes of legal disputes, is presented in note 19.

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

(ii)               Indefinite useful life of spectrum licences

Management has concluded that spectrum licences have an indefinite useful life. This conclusion was based on an analysis of factors, such as the Corporation’s financial ability to renew the spectrum licences, the competitive, legal and regulatory landscape, and the future expectation regarding the use of the spectrum licences. Therefore, the determination that spectrum licences have an indefinite useful life involves judgment, which could have an impact on the amortization charge recorded in the consolidated statements of income if management changed its conclusion in the future.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

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

(u)           Recent accounting pronouncements

(i)                 IFRS 9 — Financial Instruments is required to be applied retrospectively for annual periods beginning on or after January 1, 2018.

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

(ii)              IFRS 15 — Revenue from Contracts with Customers is required to be applied retrospectively for annual periods beginning on or after January 1, 2018.

On January 1, 2018, the Corporation will adopt on a fully retrospective basis the new rules under IFRS 15 which specify how and when an entity should recognize revenue as well as requiring such entities to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model to be applied to all contracts with customers.

The adoption of IFRS 15 will have significant impacts on the consolidated financial statements with regards to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs, such as costs to obtain a contract and connection costs.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)           Recent accounting pronouncements (continued)

(ii)         IFRS 15 — Revenue from Contracts with Customers (continued)

Under IFRS 15, the total consideration from a contract with multiple deliverables will be allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Corporation provides mobile devices and services under contracts with multiple deliverables and for a fixed period of time. Under IFRS 15, promotional offers related to the sale of mobile devices previously accounted for as a reduction in related equipment sales on activation, now need to be considered in the relative total consideration to be allocated to all performance obligations. Among other impacts, the adoption of IFRS 15 will result in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of these revenues will therefore change under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract will remain the same as under the previous rules. The portion of revenues that is earned without having been invoiced will be presented as contract assets in the consolidated balance sheets. All other types of revenues have not been impacted  by the adoption of IFRS 15.

In addition, under IFRS 15, certain costs, mainly sales commissions, to obtain a contract will be capitalized and amortized as operating expenses over the contract term or over the period of time the customer is expected to remain a customer of the Corporation. Currently, such costs are expensed as incurred. Also, the capitalization of connection costs will no longer be limited to the related connection revenues as it is under the current rules. These capitalized costs will be included in “Other Assets” as contract costs in the consolidated balance sheet.

The retroactive adoption of IFRS 15 will have the following impacts on the 2017 and 2016 consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	2017	2016

Revenues	$22,487	$52,540
Purchase of goods and services	(12,405)	(13,193)
Deferred income tax expense	9,246	17,419
Net income and comprehensive income attributable to shareholder	$25,646	$48,314

Consolidated balance sheets

Increase (decrease)	December 31, 2017	December 31, 2016

Contract assets	$183,611	$155,790
Other assets	92,528	85,457
Deferred income tax liability	73,176	63,930
Retained earnings	202,963	177,317

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)           Recent accounting pronouncements (continued)

(iii)       IFRS 16 — Leases is required to be applied retrospectively for annual periods beginning on or after January 1, 2019, with early adoption permitted, provided that the IFRS 15 is applied at the same time as IFRS 16.

IFRS 16 sets out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees will be required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities.

Under IFRS 16, most lease charges will be expensed as an asset amortization charge, along with a financial charge on the asset related financial liabilities. Since operating lease charges are currently recognized as operating expenses as they are incurred, the adoption of IFRS 16 will change the timing of the recognition of these lease charges over the term of each lease. It will also affect the classification of expenses in the statement of income.

The Corporation expects that the adoption of IFRS 16 will have significant impacts on its consolidated financial statements since it is engaged in various long-term leases relating to premises and equipment. However, the adoption impacts on the consolidated financial statements have not yet been measured.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

2.                EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2017	2016	2015

Employee costs	$572,178	$557,468	$527,549
Less employee costs capitalized to fixed assets and to intangible assets	(185,825)	(180,711)	(171,046)
	386,353	376,757	356,503

Purchase of goods and services
Royalties and rights	421,685	427,951	435,740
Cost of retail products	331,344	303,130	243,224
Subcontracting costs	117,999	111,174	117,973
Marketing and distribution expenses	62,187	64,731	63,062
Other	426,635	413,582	399,180
	1,359,850	1,320,568	1,259,179
	$1,746,203	$1,697,325	$1,615,682

3.                FINANCIAL EXPENSES

	2017	2016	2015

Third parties :
Interest on long-term debt	$160,128	$154,781	$155,036
Amortization of financing costs and long-term debt discount	4,333	3,904	4,008
(Gain) Loss on foreign currency translation on short-term monetary items	(1,692)	345	6,593
Other	(1,184)	989	1,948
	161,585	160,019	167,585
Affiliated corporations:
Interest expense	193,660	202,556	213,189
Dividend income	(195,505)	(204,536)	(216,257)
Interest income	(13,941)	—	—
	(15,786)	(1,980)	(3,068)
Interest on net defined benefit liability	3,444	3,413	2,912
	$149,243	$161,452	$167,429

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

4.                 LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	2017	2016	2015

Loss (gain) on the ineffective portion of fair value hedges	$2,924	$1,988	$(3,466)
Loss (gain) on embedded derivatives related to long-term debt	174	(106)	3,583
Loss (gain) on reversal of embedded derivatives on debt redemption	—	244	(336)
Loss on the ineffective portion of cash flow hedges	—	—	737
	$3,098	$2,126	$518

5.                 RESTRUCTURING OF OPERATIONS, LITIGATION AND OTHER ITEMS

In 2017, a net charge of $5.9 million was recorded relating to various cost reduction initiatives across the organization, the migration of subscribers from analog to digital services and developments in certain legal disputes (a net charge of $15.9 million and a net reversal of the charge of $129.7 million for the years ended respectively on December 31, 2016 and 2015).

In 2015, the net gain of $129.7 million included a gain of $138.4 million resulting from the Court of Appeal of Quebec ruling in favour of the Corporation which ordered Bell ExpressVu Limited Partnership (“Bell ExpressVu”), a subsidiary of Bell Canada, to pay to the Corporation $135.3 million, including interest, for negligence in failing to implement an appropriate security system to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters.

6.              GAIN ON SALE OF SPECTRUM LICENCES

On June 20, 2017, the Corporation sold its AWS spectrum licence in the greater Toronto region to Rogers Communications Canada Inc. for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013. The sale resulted in a gain on disposal of $87.8 million.

On July 24, 2017, the Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw Communications Inc. for a cash consideration of $430.0 million. The sale resulted in a gain on disposal of $243.1 million.

7.                LOSS ON DEBT REFINANCING

2017

On March 31, 2017, the Corporation issued a notice for the redemption of all its issued and outstanding 6.875% Senior Notes due July 15, 2021 in aggregate principal amount of $125.0 million. On May 1, 2017, the Senior Notes were redeemed for a cash consideration of $129.3 million. This transaction resulted in a loss of $5.2 million in 2017.

2016

On December 2, 2016, the Corporation issued a notice for the redemption of an aggregate principal amount of $175.0 million of its issued and outstanding 6.875% Senior Notes due July 15, 2021. On January 5, 2017, the Senior Notes were redeemed for a cash consideration of $181.0 million. This transaction resulted in a loss of $7.3 million in 2016.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

7.                LOSS ON DEBT REFINANCING (continued)

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

8.                INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.8% in 2017 (26.9% in 2016 and 2015), and income taxes in the consolidated statements of income:

	2017	2016	2015

Income taxes at domestic statutory tax rate	$280,185	$178,655	$190,067
(Reduction) increase resulting from:
Effect of non-deductible charges and non-taxable income	(50,269)	(19)	3,060
Change in benefit arising from the recognition of current and prior year tax losses	(2,671)	(491)	2,179
Change in deferred tax balances due to a change in substantively enacted tax rates	—	(6,376)	—
Effect of tax consolidation transactions with the parent corporation and affiliated corporations	(96,732)	(55,020)	(58,173)
Other[1]	718	161	(16,468)
Income taxes	$131,231	$116,910	$120,665

1          Includes in 2015 a decrease of $16.1 million in income tax liability resulting from developments in tax audit matters, jurisprudence and tax legislation.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

8.                INCOME TAXES (continued)

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated balance sheets		Consolidated income statements
	2017	2016	2017	2016	2015

Accounts payable, accrued charges and provisions	$10,470	$11,655	$(1,185)	$1,365	$5,342
Defined benefit plans	19,497	17,398	220	1,548	1,085
Fixed assets	(483,882)	(399,022)	(84,860)	(10,049)	(2,758)
Goodwill and intangible assets	(179,876)	(126,900)	(52,976)	(23,440)	(47,477)
Long-term debt and derivative financial instruments	(8,772)	(25,489)	4,740	(424)	(13,908)
Benefits from a general partnership	—	(574)	574	67,044	(11,108)
Other	(3,595)	(2,603)	(992)	1,022	2,571
	$(646,158)	$(525,535)	$(134,479)	$37,066	$(66,253)

Changes in the net deferred income tax liability are as follows:

	2017	2016

Balance at beginning of year	$(525,535)	$(561,318)
Recognized in income	(134,479)	37,066
Recognized in other comprehensive income	13,856	6,213
Business acquisition (note 10)	—	(7,496)
Balance at end of year	$(646,158)	$(525,535)

There are no income tax consequences attached to the payment of dividends or distributions in 2017, 2016 or 2015 by the Corporation to its shareholder.

9.                BUSINESS DISPOSAL

In 2015, the Corporation received an amount of $7.8 million from its parent corporation in connection with the 2013 sale of Web sites Jobboom and Réseau Contact.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

10.         BUSINESS ACQUISITIONS

2016

On January 7, 2016, the Corporation acquired Fibrenoire Inc., a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million. At closing, the Corporation paid an amount of $119.1 million, net of cash acquired of $1.8 million. A post-closing adjustment of $0.2 million was received in the second quarter of 2016. The purchase price balance was paid in February 2017 for an amount of $5.6 million plus interests of $0.3 million.

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

The purchase price allocation between the fair value of identifiable assets and liabilities related to business acquisitions in 2016 and 2015 is summarized as follows:

	2016	2015

Assets acquired
Non-cash current assets	$5,387	$130
Property, plant and equipment	32,679	11,181
Intangible assets	15,574	5,074
Goodwill	87,068	19,612
Other assets	42	—
	140,750	35,997
Liabilities assumed
Non-cash current liabilities	(3,112)	(463)
Deferred income taxes	(7,496)	(367)
Other long-term liabilities	(5,643)	—
	(16,251)	(830)
Net assets acquired at fair value	$124,499	$35,167

Consideration
Cash, net of cash acquired	$118,946	$35,167
Balance payable	5,553	—
	$124,499	$35,167

The goodwill that was recorded is not deductible for tax purposes.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

11.         INVENTORIES

	2017	2016

Customer equipment	$73,124	$66,402
Network materials	16,466	19,662
	$89,590	$86,064

Cost of inventories included in purchase of goods and services amounted to $278.0 million in 2017 ($258.7 million in 2016 and $205.7 million in 2015). Write-downs of inventories totalling $4.8 million were recognized in purchase of goods and services in 2017 ($3.0 million in 2016 and $1.5 million in 2015).

12.         INVESTMENTS AND SUBORDINATED LOAN FROM PARENT CORPORATION

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

On May 3, 2017, the Corporation contracted a subordinated loan of $3.6 billion from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20 and maturing on May 3, 2047. On the same day, the Corporation invested the total proceeds of $3.6 billion into 3,600,000 preferred shares, Series C, of 9346-9963 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.6%, payable semi-annually.

On November 6, 2017, 9346-9963 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 3,600,000 preferred shares, Series C for a total cash consideration of $3.6 billion, and settled cumulative unpaid dividends of $145.3 million. On the same day, the Corporation used the total proceeds of $3.6 billion to repay its subordinated loans contracted from Quebecor Media Inc.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

13.         SUBORDINATED LOAN TO PARENT CORPORATION

On April 12, 2017, the Corporation issued to Quebecor Media Inc. a $342.0 million subordinated loan, bearing interest at 5.5%, payable every six months on April 12 and October 12, and maturing on April 12, 2019. The loan was reimbursed by Quebecor Media Inc. on January 16, 2018 (note 30).

14.         FIXED ASSETS

For the years ended December 31, 2017 and 2016, changes in the net carrying amount of fixed assets are as follows:

	Land and buildings	Furniture and equipment	Receiving and distribution networks	Customer equipment	Projects under development	Total

Cost:

Balance as of December 31, 2015	$214,248	$570,266	$5,414,901	$694,360	$44,414	$6,938,189
Additions	53,922	42,197	340,983	117,177	112,419	666,698
Business acquisition (note 10)	462	266	31,951	—	—	32,679
Net change in additions financed with accounts payable	—	10	10,183	(1,791)	(2,334)	6,068
Retirement, disposals and other	(726)	(10,986)	(253,295)	(34,060)	—	(299,067)
Reclassification	—	7,699	66,551	—	(74,250)	—
Balance as of December 31, 2016	267,906	609,452	5,611,274	775,686	80,249	7,344,567
Additions	17,885	33,597	365,544	96,394	60,919	574,339
Net change in additions financed with accounts payable	—	73	(3,544)	(1,092)	914	(3,649)
Retirement, disposals and other	—	(27,255)	(97,900)	(42,674)	—	(167,829)
Reclassification	—	15,848	88,660	—	(104,508)	—
Balance as of December 31, 2017	$285,791	$631,715	$5,964,034	$828,314	$37,574	$7,747,428

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

14.         FIXED ASSETS (continued)

	Land and buildings	Furniture and equipment	Receiving and distribution networks[1]	Customer equipment	Projects under development	Total

Accumulated depreciation:

Balance as of December 31, 2015	$(60,092)	$(336,323)	$(3,015,913)	$(445,174)	$—	$(3,857,502)
Depreciation	(7,174)	(66,952)	(327,133)	(116,414)	—	(517,673)
Retirement and disposals	486	9,448	252,801	29,756	—	292,491
Balance as of December 31, 2016	(66,780)	(393,827)	(3,090,245)	(531,832)	—	(4,082,684)
Depreciation	(10,707)	(63,429)	(384,000)	(111,016)	—	(569,152)
Retirement and disposals	—	25,586	97,627	38,583	—	161,796
Balance as of December 31, 2017	$(77,487)	$(431,670)	$(3,376,618)	$(604,265)	$—	$(4,490,040)

Net carrying amount:

As of December 31, 2016	201,126	215,625	2,521,029	243,854	80,249	3,261,883
As of December 31, 2017	$208,304	$200,045	$2,587,416	$224,049	$37,574	$3,257,388

1    In 2017, the calculation of the depreciation of a component of the Corporation’s telecommunications networks was changed in order to depreciate this component over its useful life of 5 years, from a period of 15 years previously. As a result, depreciation in 2017 was increased by $21.2 million.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

15.         INTANGIBLE ASSETS

For the years ended December 31, 2017 and 2016, changes in the net carrying amount of intangible assets are as follows:

	Spectrum licences	Software, licences and other intangible assets	Projects under development	Total

Cost:

Balance as of December 31, 2015	$1,006,910	$631,507	$20,901	$1,659,318
Additions	—	99,663	25,819	125,482
Business acquisition (note 10)	—	15,574	—	15,574
Net change in additions financed with accounts payable	—	(5,828)	(2,068)	(7,896)
Retirements and other	—	(2,973)	—	(2,973)
Reclassification	—	26,677	(26,677)	—
Balance as of December 31, 2016	1,006,910	764,620	17,975	1,789,505
Additions	—	72,479	59,775	132,254
Net change in additions financed with accounts payable	—	14,064	12,314	26,378
Retirements and disposal	(283,374)	(7,526)	—	(290,900)
Reclassification and other items	—	30,775	(30,775)	—
Balance as of December 31, 2017	$723,536	$874,412	$59,289	$1,657,237

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

15.         INTANGIBLE ASSETS (continued)

	Spectrum licences	Software, licences and other intangible assets	Projects under development	Total

Accumulated amortization:

Balance as of December 31, 2015	$(247,664)	$(340,256)	$—	$(587,920)
Amortization	—	(78,392)	—	(78,392)
Retirements	—	64	—	64
Balance as of December 31, 2016	(247,664)	(418,584)	—	(666,248)
Amortization	—	(85,462)	—	(85,462)
Retirements	—	2,445	—	2,445
Balance as of December 31, 2017	$(247,664)	$(501,601)	$—	$(749,265)

Net carrying amount:

As of December 31, 2016	759,246	346,036	17,975	1,123,257
As of December 31, 2017	$475,872	$372,811	$59,289	$907,972

The cost of internally generated intangible assets, mainly composed of software, was $514.7 million as of December 31, 2017 ($453.0 million as of December 31, 2016). For the year ended December 31, 2017, the Corporation recorded additions of internally generated intangible assets of $64.1 million ($57.2 million in 2016 and $25.7 million in 2015).

The accumulated amortization of internally generated intangible assets, mainly composed of software, was $284.1 million as of December 31, 2017 ($249.8 million as of December 31, 2016). For the year ended December 31, 2017, the Corporation recorded $36.5 million of amortization ($35.4 million in 2016 and $33.6 million in 2015) for its internally generated intangible assets.

The net carrying value of internally generated intangible assets was $230.6 million as of December 31, 2017 ($203.2 million as of December 31, 2016).

The net carrying amount of intangible assets as of December 31, 2017 and 2016 is allocated to the Telecommunications CGU.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

16.         GOODWILL

For the years ended December 31, 2017 and 2016, changes in the net carrying amount of goodwill are as follows:

Cost:

Balance as of December 31, 2015	$482,175
Business acquisition (note 10)	87,068
Balance as of December 31, 2017 and 2016	569,243

Accumulated amortization:

Balance as of December 31, 2017 and 2016	$(33,311)

Net carrying amount:

As of December 31, 2017 and 2016	$535,932

The net carrying amount of goodwill as of December 31, 2017 and 2016 is allocated to the Telecommunications CGU.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

16.         GOODWILL (continued)

The following key assumptions were used to determine recoverable amounts in the most recent impairment tests performed:

	2017		2016
CGU groups	Pre-tax discount rate (WACC)	Perpetual growth rate	Pre-tax discount rate (WACC)	Perpetual growth rate

Telecommunications	8.5%	2.5%	8.5%	2.5%

Sensitivity of the recoverable amount

No reasonable changes in the discount rate or in the perpetual growth rate used in the most recent test performed would have caused the recoverable amount of the Telecommunication CGU to equal its carrying value.

17.         OTHER ASSETS

	2017	2016

Deferred connection costs	$10,437	$13,555
Other	2,969	3,309
	$13,406	$16,864

18.   ACCOUNTS PAYABLE AND ACCRUED CHARGES

	2017	2016

Trade and accruals	$356,825	$332,281
Salaries and employee benefits	87,122	85,090
Interest payable	43,901	36,728
Stock-based compensation	4,062	2,338
	$491,910	$456,437

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

19.         PROVISIONS AND CONTINGENCIES

Balance as of December 31, 2016	$76,549
Recognized in income	(15,489)
Payments	(26,682)
Other	183
Balance as of December 31, 2017	$34,561

Current portion	$17,508
Non-current portion[1]	17,053

1          The non-current portion of provisions and contingencies is included in other liabilities (note 21)

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

20.         LONG-TERM DEBT

	Effective interest rate as of December 31, 2017	2017	2016

Bank credit facilities (i)	2.95%	5,357	225,521
Senior Notes (ii) (note 7)		3,289,200	2,954,780
Total long-term debt		3,294,557	3,180,301

Change in fair value related to hedged interest rate risk		5,789	8,377
Adjustments related to embedded derivatives		—	(174)
Financing fees, net of amortization		(30,016)	(25,396)
		(24,227)	(17,193)
		3,270,330	3,163,108

Less current portion		(5,357)	(10,714)
		$3,264,973	$3,152,394

(i)                       The bank credit facilities provide for a $965.0 million secured revolving credit facility that matures in July 2021 and a $75.0 million secured export financing facility providing for a term loan that matures in June 2018. The revolving credit facility bears interest at Bankers’ acceptance rate, U.S. London Interbank Offered Rate (“LIBOR”), Canadian prime rate or U.S. prime rate, plus a margin, depending on the Corporation’s leverage ratio. Advances under the export financing facility bear interest at Bankers’ acceptance rate plus a margin. The bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and most of its wholly owned subsidiaries. As of December 31, 2017, the bank credit facilities were secured by assets with a carrying value of $6,665.7 million ($5,804.3 million in 2016). The bank credit facilities contain covenants such as maintaining certain financial ratios, limitations on the Corporation’s ability to incur additional indebtedness, pay dividends, or make other distributions. As of December 31, 2017, no amount had been drawn on the secured revolving credit facility  ($209.4 million in 2016) and $5.4 million was outstanding on the export financing facility ($16.1 million in 2016).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

20.         LONG-TERM DEBT (continued)

(ii)                    The Senior Notes are unsecured and contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions. Some Notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter, while the remaining Notes are redeemable at a price based on a make-whole formula at any time prior to their maturity. The Notes are guaranteed by specific subsidiaries of the Corporation. The following table summarizes terms of the outstanding Senior Notes as of December 31, 2017:

Principal amount		Annual nominal interest rate	Effective interest rate (after discount at issuance)	Maturity date	Interest payable every 6 months on

US$	800,000	5.000%	5.000%	July 15, 2022	January and July 15
US$	600,000	5.375%	5.375%	June 15, 2024	June and December 15
$400,000		5.625%	5.625%	June 15, 2025	April and October 15
$375,000[1]		5.750%	5.750%	January 15, 2026	March and September 15
US$	600,000[2]	5.125%	5.125%	April 15, 2027	April and October 15

1          The Notes were issued in September 2015 for net proceeds of $370.1 million, net of financing fees of $4.9 million.

2          The Notes were issued in April 2017 for net proceeds of $794.5 million, net of financing fees of $9.9 million.

On December 31, 2017, the Corporation and its subsidiaries were in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2018	$5,357
2019	—
2020	—
2021	—
2022	1,005,680
2023 and thereafter	2,283,520

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

21.         OTHER LIABILITIES

	Note	2017	2016

Defined benefit plans	29	$78,891	$71,024
Asset retirement obligation	19	17,053	16,228
Deferred revenue		14,236	19,960
Balance payable on a business acquisition	10	—	5,553
Stock-based compensation[1]	23	1,151	1,823
Other		1,536	1,024
		$112,867	$115,612

1          The current $4.1 million portion of stock-based compensation is included in accounts payable and accrued charges ($2.3 million in 2016) (note 18).

22.         CAPITAL STOCK

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

(b)           Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2017 and 2016	172,516,829	$132,401

On June 23, 2015, the Corporation issued 170,000,000 common shares to its parent corporation for a total cash consideration of $170.0 million.

On July 20, 2015 and July 30, 2015, the Corporation reduced its paid-up capital for a cash consideration of $21.0 million and $20.0 million, respectively.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

23.         STOCK-BASED COMPENSATION PLANS

(a)           Ultimate parent corporation stock option plan

On November 15, 2017, a stock split on Quebecor’s outstanding Class A and Class B Shares was performed on a two-for-one basis. Accordingly, all references to Quebecor share-based compensation information in these consolidated financial statements have been retrospectively restated to reflect the impact of the stock split.

Under a stock option plan established by the ultimate parent corporation, 26,000,000 Class B Shares of the ultimate parent corporation have been set aside for directors, officers, senior employees, and other key employees of the ultimate parent corporation and its subsidiaries. The exercise price of each option is equal to the weighted average trading price of the ultimate parent corporation’s Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the granting of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. Holders of options under the stock option plan have the choice, when they exercise their options, of acquiring the Class B Shares at the corresponding option exercise price, or receiving a cash payment equivalent to the difference between the market value of the underlying shares and the exercise price of the option. The Board of Directors of the ultimate parent corporation may, at its discretion, affix different vesting periods at the time of each grant.

The following table gives details on changes to outstanding options for the years ended December 31, 2017 and 2016:

	2017		2016
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning and end of year	100,000	$12.75	100,000	$12.75

Vested options at end of year	66,666	$12.75	33,333	$12.75

As of December 31, 2017, exercise prices of all outstanding and vested options are at $12.75 and the number of years to maturity of all outstanding options is 6.22 years.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

23.         STOCK-BASED COMPENSATION PLANS (continued)

(b)           Parent corporation stock option plan

Under a stock option plan established by the parent corporation, 6,180,140 options have been set aside for officers, senior employees, directors and other key employees of the Corporation. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of the parent corporation at the date of grant, as determined by its Board of Directors (if the Common Shares of the parent corporation are not listed on a stock exchange at the time of the grant), or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of the parent corporation on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of the parent corporation are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29, and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of the parent corporation on the stock exchange(s) where such shares are listed at the time of exercise or the fair market value of the Common Shares, as determined by the parent corporation’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of the parent corporation at the exercise price. Except under specific circumstances, and unless the Human Resources and Corporate Governance Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant.

The following table gives details on changes to outstanding options granted as of December 31, 2017 and 2016:

	2017		2016
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	286,105	$63.98	386,611	$62.34
Exercised	(80,378)	60.89	(94,506)	56.84
Cancelled	(47,500)	65.54	(6,000)	70.56
Balance at end of year	158,227	$65.08	286,105	$63.98

Vested options at end of year	39,900	$63.06	29,550	$59.94

During the year ended December 31, 2017, 80,378 of the Corporation’s stock options were exercised for a cash consideration of $2.0 million (94,506 stock options for $1.6 million in 2016).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

23.         STOCK-BASED COMPENSATION PLANS (continued)

(b)           Parent corporation stock-based compensation plan (continued)

As of December 31, 2017, exercise prices of all outstanding and vested options are from $57.35 to $70.56 and the number of years to maturity of all outstanding options is 6.47 years.

(c)            Deferred share unit (“DSU”) and performance share unit (“PSU”) plans

On July 13, 2016, the ultimate parent corporation established a DSU plan and a PSU plan for its employees and those of its subsidiaries. Both plans are based on Quebecor Class B Subordinate Shares (“Quebecor Class B Shares”). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares. No treasury shares will be issued for the purposes of these plans. As of December 31, 2017, 96,963 DSUs and 118,529 PSUs were outstanding under these plans.

(d)           Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plans of the ultimate parent corporation and parent corporation was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans as of December 31, 2017 and 2016:

December 31, 2017	Ultimate parent corporation	Parent corporation

Risk-free interest rate	1.89%	1.83%
Distribution yield	0.46%	1.12%
Expected volatility	18.76%	16.94%
Expected remaining life	2.7 years	2.4 years

December 31, 2016	Ultimate parent corporation	Parent corporation

Risk-free interest rate	1.21%	1.13%
Distribution yield	0.48%	1.33%
Expected volatility	19.26%	19.01%
Expected remaining life	3.7 years	3.2 years

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

23.         STOCK-BASED COMPENSATION PLANS (continued)

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

(e)            Liability of vested options

As of December 31, 2017, the liability for all vested options was $1.9 million as calculated using the intrinsic value ($0.6 million as of December 31, 2016).

(f)              Consolidated compensation charge

For the year ended December 31, 2017, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $3.7 million (charge of $3.0 million in 2016 and $1.3 million 2015).

24.         ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2014	$(17,605)	$(29,384)	$(46,989)
Other comprehensive loss	(22,831)	(7,024)	(29,855)
Balance as of December 31, 2015	(40,436)	(36,408)	(76,844)
Other comprehensive (loss) income	(10,756)	3,693	(7,063)
Balance as of December 31, 2016	(51,192)	(32,715)	(83,907)
Other comprehensive income (loss)	47,212	(5,133)	42,079
Balance as of December 31, 2017	$(3,980)	$(37,848)	$(41,828)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9¼ year period.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

25.         COMMITMENTS

The Corporation rents premises and equipment under operating leases and has entered into long-term commitments to purchase services and capital equipment that call for total future payments of $741.9 million, including an amount of $41.6 million for future rent payments to the ultimate parent corporation. The operating leases have various terms, escalation clauses, purchase options and renewal rights. The minimum payments for the coming years are as follows:

	Leases	Other commitments

2018	$42,212	$94,796
2019 to 2022	74,087	262,470
2023 and thereafter	35,232	233,141

The Corporation and its subsidiaries’ operating lease expenses amounted to $54.9 million in 2017 ($54.2 million in 2016 and $52.1 million in 2015).

26.         GUARANTEES

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual value of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. As of December 31, 2017, the maximum exposure with respect to the guarantees was     $13.1 million and no liability has been recorded in the consolidated balance sheet.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

27.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

27.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)         Description of derivative financial instruments

(i)            Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold (in millions of dollars)	Notional amount bought (in millions of dollars)

Less than 1 year	1.2936	$151.4	US$	117.0

(ii)         Cross-currency interest rate swaps

	Hedging instrument
Hedged item	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

5.000% Senior Notes due 2022	2014 to 2022	US$	543,125	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256,875	5.81%	1.0016
5.375% Senior Notes due 2024	2014 to 2024	US$	158,605	Bankers’ acceptance 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441,395	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$	600,000	4.82%	1.3407

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

27.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

27.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)           Fair value of financial instruments (continued)

The carrying value and fair value of long term debt and derivative financial instruments as of December 31, 2017 and 2016 are as follows:

	2017		2016
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1,2]	$(3,294,557)	$(3,492,100)	$(3,180,301)	$(3,266,417)
Derivative financial instruments[3]
Early settlement options	—	—	417	417
Foreign exchange forward contracts[4]	(4,502)	(4,502)	2,467	2,467
Cross-currency interest rate swaps[4]	263,530	263,530	415,321	415,321

1          The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.

2          The fair value of long-term debt excludes the fair value of early settlement options, which is presented separately in the table.

3          The fair value of derivative financial instruments designated as hedges is a net asset position of $259.0 million as of December 31, 2017 ($417.8 million as of December 31, 2016).

4          The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

(c)            Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2016, no customer balance represented a significant portion of the Corporation’s consolidated accounts receivable. The Corporation establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $14.0 million as of December 31, 2017 ($19.4 million as of December 31, 2016). As of December 31, 2017, 4.9% of accounts receivable were 90 days past their billing date (7.7% as of December 31, 2016), of which 67.3% had an allowance for doubtful accounts (58.9% as of December 31, 2016).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2017 and 2016:

	2017	2016

Balance at beginning of the year	$19,351	$16,569
Charged to income	19,977	33,811
Utilization	(25,374)	(31,029)
Balance at the end of the year	$13,954	$19,351

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

27.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

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

(d)           Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 7.0 years as of December 31, 2017 (6.8 years as of December 31, 2016).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, and dividends (or distributions) in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries.

As of December 31, 2017, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments, less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Accounts payable and accrued charges	$491,910	$491,910	$—	$—	$—
Amounts payable to affiliated corporations	54,675	54,675	—	—	—
Long-term debt[1]	3,294,557	5,357	—	1,005,680	2,283,520
Interest payments[2]	1,149,339	123,783	335,210	331,954	358,392
Derivative instruments[3]	(248,015)	—	—	(206,179)	(41,836)
Total	$4,742,466	$675,725	$335,210	$1,131,455	$2,600,076

1          The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.

2          Estimate of interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2017.

3          Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

27.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)            Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates and/or interest rates will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2017 and to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems and capital. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2017 is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10
Gain on valuation and translation of financial instruments and derivative financial instruments	$1,587	$28,684

Decrease of $0.10
Gain on valuation and translation of financial instruments and derivative financial instruments	(1,587)	(28,684)

A variance of $0.10 in the 2017 average exchange rate of CAN dollar per one U.S. dollar would have resulted in a variance of $3.2 million on unhedged purchase of goods and services in 2017 and $5.7 million on unhedged acquisitions of tangible and intangible assets in 2017.

Interest rate risk

The Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2017, after taking into account the hedging instruments, long-term debt was comprised of 94.1% fixed rate debt (85.5% in 2016) and 5.9% floating rate debt (14.5% in 2016).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2017 was $1.8 million.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

27.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)            Market risk (continued)

The estimated sensitivity on income and on other comprehensive income, before income tax, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2017, as per the Corporation’s valuation models, was as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$(1,558)	$(8,948)
Decrease of 100 basis points	1,558	8,948

(f)             Capital management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds. Management of the capital structure involves the issuance and repayment of debt, the use of cash flows generated by operations, and the level of distributions to the parent corporation. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt and derivative financial instruments and cash and cash equivalents. The capital structure as of December 31, 2017 and 2016 is as follows:

	2017	2016

Bank indebtedness	$—	$10,118
Long-term debt	3,270,330	3,163,108
Derivative financial instruments	(259,028)	(417,788)
Cash and cash equivalents	(815,848)	(961)
Net liabilities	2,195,454	2,754,477
Equity	$1,733,054	$1,071,740

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, the declaration and payment of dividends or other distributions.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

28.         RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel comprises members of the Board of Directors and key senior managers of the Corporation and its main subsidiaries. Their compensation is as follows:

	2017	2016	2015

Salaries and short-term benefits	$4,445	$4,410	$5,100
Post-employment benefits	312	208	225
Share-based compensation	3,091	2,024	1,226
Other long-term benefits	1,061	1,534	1,688
	$8,909	$8,176	$8,239

Operating transactions

During the years ended December 31, 2017, 2016 and 2015, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated corporations, which are included in purchase of goods and services. The Corporation and its subsidiaries also made sales to the parent corporation and affiliated corporations.  These transactions were accounted for at the consideration agreed between parties:

	2017	2016	2015

Ultimate parent and parent corporation :
Revenues	$525	$455	$696
Purchase of goods and services	8,698	8,037	8,584
Operating expenses recovered	(344)	(752)	(597)

Corporations under common control :
Revenues	5,481	5,906	8,059
Purchase of goods and services	103,519	104,244	103,435
Operating expenses recovered	(2,308)	(1,275)	(1,395)

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

28.         RELATED PARTY TRANSACTIONS (continued)

Accounts receivable from affiliated corporations:

	2017	2016

Ultimate parent and parent corporation :
Accounts receivable	$533	$224
Interest receivable	4,174	—

Corporations under common control:
Accounts receivable	2,314	2,433
	$7,021	$2,657

Accounts payable to affiliated corporations:

	2017	2016

Ultimate parent and parent corporation :
Accounts payable	$36,028	$51,561

Corporations under common control:
Accounts payable	18,647	14,973
	$54,675	$66,534

Management arrangements

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services.  Management fees amounted to $53.0 million in 2017 ($53.0 million in 2016 and $48.0 million in 2015).  The agreement provides for an annual management fee to be agreed upon for the year 2018.  In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

29.   PENSION PLANS AND POSTRETIREMENT BENEFITS

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

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2017 and 2016:

	Pension benefits		Postretirement benefits
	2017	2016	2017	2016

Change in benefit obligations
Benefit obligations at the beginning of the year	$394,246	$355,410	$38,010	$34,690
Service costs	22,594	22,902	1,579	1,474
Interest costs	15,455	14,476	1,535	1,438
Plan participants’ contributions	6,728	6,946	—	—
Actuarial (gain) loss arising from:
Demographic assumptions	(8,502)	—	—	—
Financial assumptions	37,943	8,681	2,903	859
Participant experience	4,875	1,533	(13,443)	—
Benefits and settlements paid	(16,695)	(16,125)	(467)	(451)
Other	235	423	—	—
Benefit obligations at the end of the year	$456,879	$394,246	$30,117	$38,010

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

29.    PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

	Pension benefits		Postretirement benefits
	2017	2016	2017	2016

Change in plan assets
Fair value of plan assets at the beginning of the year	$361,232	$321,117	$—	$—
Actual return on plan assets	29,789	28,189	—	—
Employer contributions	26,817	20,682	467	451
Plan participants’ contributions	6,728	6,946	—	—
Benefits and settlements paid	(16,695)	(16,125)	(467)	(451)
Administrative fees	234	423	—	—
Fair value of plan assets at the end of the year	$408,105	$361,232	$—	$—

As of December 31, 2017, the weighted average duration of defined benefit obligations was 22.9 years (23.4 years in 2016). The Corporation expects future benefit payments of $17.2 million in 2018.

The investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of equities and fixed-income investments is used to optimize the risk-return profile of plan assets and to mitigate asset-liability mismatch.

Plan assets are comprised of:

	2017	2016

Equity securities:
Canadian	26.5%	25.6%
Foreign	36.9	36.8
Debt securities	36.5	37.5
Other	0.1	0.1
	100.0%	100.0%

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

29.         PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The reconciliation of funded status to the net amount recognized in the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2017	2016	2017	2016

Benefit obligations	$(456,879)	$(394,246)	$(30,117)	$(38,010)
Fair value of plan assets	408,105	361,232	—	—
Plan deficit and net amount recognized[1]	$(48,774)	$(33,014)	$(30,117)	$(38,010)

1          The net amount recognized for 2017 and 2016 is included in Other liabilities (note 21).

Components of re-measurements are as follows:

	Pension benefits			Postretirement benefits
	2017	2016	2015	2017	2016	2015

Actuarial (loss) gain on benefit obligations	$(34,316)	$(10,214)	$(13,612)	$10,540	$(859)	$(792)
Actual return on plan assets, less interest income anticipated in the interest on the net defined benefit liability calculation	16,764	16,098	4,790	—	—	—
Re-measurements (loss) gain recorded in other comprehensive income	$(17,552)	$5,884	$(8,822)	$10,540	$(859)	$(792)

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2017	2016	2015	2017	2016	2015

Employee costs:
Service costs	$22,594	$22,902	$21,875	$1,579	$1,474	$1,373
Administrative fees and other	521	409	384	—	—	—
Interest on net defined benefit liability	1,909	1,975	1,569	1,535	1,438	1,344
Net benefit costs	$25,024	$25,286	$23,828	$3,114	$2,912	$2,717

The expense related to defined contribution pension plans amounted to $13.9 million in 2017 ($13.2 million in 2016 and $12.1 million in 2015).

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefit plans will be $25.0 million in 2018 based on the most recent financial actuarial reports filed (contributions of $27.0 million were paid in 2017).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

29.         PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Assumptions

The Corporation determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yield and matched-funding yield curve analysis as of the measurement date.

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2017, 2016 and 2015 and current periodic benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2017	2016	2015	2017	2016	2015

Benefit obligations
Rates as of year-end:
Discount rate	3.50%	3.90%	4.00%	3.50%	3.90%	4.00%
Rate of compensation increase	3.25	3.25	3.25	3.00	3.00	3.00

Current periodic costs
Rates as of preceding year-end:
Discount rate	3.90%	4.00%	4.10%	3.90%	4.00%	4.10%
Rate of compensation increase	3.25	3.25	3.25	3.00	3.00	3.00

The assumed average retirement age of participants used was of 62 years in 2017, 2016 and 2015.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 6.5% at the end of 2017. These costs, as per the estimate, are expected to decrease gradually over the next 10 years to 4.5% and to remain at that level thereafter.

Sensitivity analysis

An increase of 10 basis points in the discount rate would have decreased the pension benefits obligation by $10.2 million and the postretirement benefits obligation by $0.7 million as of December 31, 2017. There are limitations to this sensitivity analysis since it only considers the impacts of an increase of 10 basis points in the discount rate assumption without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on the consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

30.         SUBSEQUENT EVENTS

On January 3, 2018, Quebecor Media Inc. transferred all of its shares in the Corporation to a newly fully owned subsidiary, 9370-5762 Québec Inc. in exchange for a convertible promissory note for a value of $3,908.6 million that is convertible into 3,908,569,822 common shares of 9370-5762 Québec Inc. The following day, the Corporation was merged with 9370-5762 Québec Inc. The new merged Corporation will continue to operate under the name of Videotron Ltd.  Since this transaction resulted in no substantive changes in the parent corporation reporting group, the transaction was accounted for using the continuity of interest method. Under this method, all figures of the Corporation will then reflect the carrying values of the two merged entities as reported in the consolidated financial statements of Quebecor Media Inc. and comparative figures will be presented as if the two merged entities had always been combined.

On January 8, 2018, the convertible promissory note was converted into 3,908,569,822 common shares of the Corporation.

On January 16, 2018, the Corporation reduced its paid-up capital for a cash consideration of $342.0 million. On the same day, Quebecor Media Inc. reimbursed the subordinated loan of $342.0 million from the Corporation.

On February 27, 2018, the Corporation contracted a subordinated loan of $2.39 billion from Quebecor Media Inc., bearing interest at a rate of 9.5%, payable every six months on June 20 and December 20, and maturing on February 27, 2048. On the same day, the Corporation invested the total proceeds of $2.39 billion into 2,390,000 preferred shares, Series C, of 9346-9963 Québec Inc. These shares carry the right to receive an annual dividend of 9.6%, payable semi-annually.