Form 20-F
period 2018-12-31
VIDEOTRON LTEE
filed 2019-03-26
CIK 890746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .......................

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

10,544,961.822 “A” Common Shares

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☐

*The term ‘‘new or revised financial accounting standard’’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes   ☒ No

EXPLANATORY NOTES

All references in this annual report to “Videotron” or “our Corporation”, as well as the use of the terms “we”, “us”, “our” or similar terms, are references to Videotron Ltd. and, unless the context otherwise requires, its consolidated subsidiaries. All references in this annual report to “Quebecor Media” are to our parent corporation Quebecor Media Inc., all references to “TVA Group” are to TVA Group Inc., a public subsidiary of Quebecor Media, all references to “Quebecor” are to Quebecor Inc., the majority shareholder of Quebecor Media, and all references to “Fibrenoire” are references to Fibrenoire Inc.

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

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Our audited consolidated financial statements for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In this annual report, references to Canadian Dollars, CAN$ or $ are to the lawful currency of Canada, our functional currency, and references to US Dollars or US$ are to the currency of the United States.

Non-IFRS Financial Measures and Key Performance Indicator

In this annual report, we use certain non-IFRS financial measures, including adjusted earnings before interest, tax, depreciation and amortization (“EBITDA”), adjusted EBITDA margin and long-term debt, excluding QMI subordinated loans. These financial measures are not calculated in accordance with, or recognized by, IFRS. Our method of calculating these financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

We provide a definition of adjusted EBITDA, adjusted EBITDA margin and average billing per unit (“ABPU”) under “Item 5. Operating and Financial Review and Prospects — Non-IFRS Financial Measures” and “Item 5. Operating and Financial Review and Prospects — Key Performance Indicator”. We also provide a definition of adjusted EBITDA, a reconciliation of adjusted EBITDA and a reconciliation of long-term debt, excluding QMI subordinated loans to the most directly comparable financial measures under IFRS in footnotes 3 and 4 to the tables under “Item 3. Key Information — A. Selected Financial Data”. We also provide a definition of ABPU in footnote 11 to the tables under “Item 3. Key Information — A. Selected Financial Data”.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2018.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to our financial condition, results of operations, business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our segments or businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

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

•                  disruptions to the network through which we provide our digital television, Internet access, telephony and Club illico services, and our ability to protect such services from piracy, unauthorized access or other security breaches;

•                  labour disputes or strikes;

•                  changes in our ability to obtain services and equipment critical to our operations;

•                  changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

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

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

A-                                   Selected Financial Data

The following tables present selected consolidated financial information for our business presented in accordance with IFRS for each of the years ended December 31, 2018, 2017, 2016, 2015 and 2014. We derived this selected consolidated financial information from our audited consolidated financial statements, which are comprised of consolidated balance sheets as at December 31, 2018, 2017, 2016, 2015 and 2014 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the five-year period ended December 31, 2018. The selected consolidated financial information presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements as at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 and notes thereto contained in “Item 18. Financial Statements” of this annual report (beginning on page F-1). Our audited consolidated financial statements as at December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and 2014 are not included in this annual report. Our consolidated financial statements as at December 31, 2018, 2017, 2016, 2015 and 2014 and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, prepared in accordance with IFRS, have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on our consolidated financial statements as at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 is included in this annual report.

The information presented below the caption “Other Financial Data and Ratios” is unaudited except for cash flows, capital expenditures and additions to spectrum licenses, which have been derived from our consolidated financial statements. The information presented below the caption “Operating Data” is not derived from our consolidated financial statements and is unaudited.

Our historical results are not necessarily indicative of our future financial condition or results of operations.

SELECTED FINANCIAL DATA

	Year ended December 31,
	2018	2017	2016	2015	2014
		(1) (2)	(1) (2)	(1) (2)	(1) (2)
	(dollars in thousands, except percentages, ratios and Operating Data)
Consolidated Statement of Income Data:
Operating revenues:
Cable television	$996,736	$1,009,584	$1,024,283	$1,053,797	$1,074,821
Internet	1,079,301	1,030,861	978,723	920,746	856,051
Mobile telephony	534,377	469,841	409,621	319,068	214,265
Cable telephony	368,644	397,787	424,795	458,028	475,143
Over-the-top video	46,977	39,720	31,443	23,596	12,213
Business	108,242	104,830	99,155	66,116	65,632
Equipment sales	233,463	218,960	206,915	156,327	128,427
Other	8,743	9,967	9,918	11,383	9,613
Total operating revenues	3,376,483	3,281,550	3,184,853	3,009,061	2,836,165

Employee costs	385,223	386,353	376,757	356,503	342,399
Purchase of goods and services	1,315,476	1,338,804	1,299,526	1,238,912	1,122,755
Depreciation and amortization	662,341	650,163	594,164	624,427	601,381
Financial expenses(3)	181,994	147,681	160,529	167,478	169,177
Loss on valuation and translation of financial instruments	691	3,098	2,126	518	3,430
Restructuration of operations, litigation and other items	17,163	5,805	15,879	(129,737)	39,445
Gain on sale of spectrum licences	—	(330,871)	—	—	—
Loss on debt refinancing	—	5,201	7,346	12,153	21,403
Income taxes expense	165,525	139,120	133,953	129,310	99,383
Loss (income) from discontinued operations	(3,850)	(3,685)	(977)	394	—
Net income	$651,920	$939,881	$595,550	$609,103	$436,792

Consolidated Balance Sheet Data (at year end):
Cash and cash equivalents	$1,052	$815,848	$961	$1,774	$342,802
Total assets	7,653,390	6,949,542	6,053,932	7,832,059	6,399,396
Long-term debt, excluding QMI subordinated loans(4)(5)	4,219,598	3,270,330	3,163,108	3,266,642	2,924,540
QMI subordinated loans(4)(5)	1,595,000	—	—	2,090,000	1,080,000
Capital stock	1,320,471	132,401	132,401	132,401	3,401
Equity attributable to shareholder	(133,981)	1,935,456	1,248,548	942,092	898,896
Cash dividends declared	113,000	295,000	282,000	665,000	410,000

Other Financial Data and Ratios:
Adjusted EBITDA(6)	1,675,784	1,556,393	$1,508,570	$1,413,646	$1,371,011
Adjusted EBITDA margin(6)	49.6%	47.4%	47.4%	47.0%	48.3%
Cash flows provided by operating activities	1,496,536	1,262,225	1,240,839	1,207,564	1,106,452
Cash flows (used in) provided by investing activities	(1,953,005)	(430,761)	1,235,366	(1,975,082)	294,905
Cash flows (used in) provided by financing activities	(366,853)	(22,549)	(2,427,156)	426,090	(1,381,024)
Capital expenditures(7)	706,932	703,071	739,064	692,668	693,224
Additions to spectrum licenses(7)	—	—	—	219,033	217,364
Ratio of earnings to fixed charges(8)	5.3x	7.3x	5.4x	5.4x	4.0x

Operating Data (at year end, except ABPU):
Homes passed(9)	2,907,914	2,873,748	2,839,293	2,806,001	2,777,264
Basic cable customers(10)	1,597,281	1,640,520	1,690,846	1,736,892	1,782,242
Basic cable penetration(11)	54.9%	57.1%	59.6%	61.9%	64.2%
Digital customers	1,597,281	1,640,520	1,587,039	1,570,622	1,553,593
Digital penetration(12)	100.0%	100.0%	93.9%	90.4%	87.2%
Cable Internet customers	1,704,475	1,666,491	1,612,827	1,568,165	1,537,532
Cable Internet penetration(11)	58.6%	58.0%	56.8%	55.9%	55.4%
Cable telephony lines	1,113,915	1,188,475	1,253,060	1,316,293	1,349,010
Cable telephony penetration(11)	38.3%	41.4%	44.1%	46.9%	48.6%
Mobile telephony lines	1,153,762	1,023,995	893,932	768,589	632,766
Over-the-top video customers	420,850	361,563	314,706	257,477	177,667
ABPU(13)	$49.51	$48.23	$46.75	$44.02	$42.67

(1)                                Prior period figures have been restated to reflect the adoption of IFRS 15, Revenues from Contracts with Customers. Refer to note 1(b) of our consolidated financial statements for more details.

(2)                                In 2019, we sold our data centers operations. The results of operations and cash flows related to this business were reclassified as discontinued operations.  Refer to note 28 of our consolidated financial statements for more details.

(3)                                We are party to a number of back-to-back transactions with Quebecor Media, 9101-0835 Québec inc. and 9346-9963 Québec inc., both subsidiaries of Quebecor Media. With respect to these back-to-back transactions, we recorded interest expense of $185.0 million for the year ended December 31, 2018, $193.7 million for the year ended December 31, 2017, $202.6 million for the year ended December 31, 2016, $213.2 million for the year ended December 31, 2015 and $218.6 million for the year ended December 31, 2014, but we recorded $186.9 million, $195.5 million, $204.5 million, $216.3 million and $224.2 million in dividends from Quebecor Media in 2018, 2017, 2016, 2015 and 2014 respectively. See “Item 5. Operating and Financial Review and Prospects — Uses of Liquidity and Capital Resources - Purchase of Shares of Quebecor Media and Servicing of Subsidiary Subordinated Loan.”

(4)                                For the years ended December 31, 2018, 2017, 2016, 2015 and 2014, the term “QMI subordinated loans” refers to the $1.0 billion subordinated loan due in 2022 we entered into in 2007 in favor of Quebecor Media (entirely redeemed for $670.0 million and $330.0 million in 2010 and 2014, respectively), the $1.3 billion subordinated loan due in 2025 we entered into in 2010 in favor of Quebecor Media (entirely redeemed for $870.0 million and $430.0 million in 2014 and 2016, respectively), the $3.25 billion subordinated loan due in 2043 we entered into in 2013 in favor of Quebecor Media (entirely redeemed for $2.6 billion and $650.0 million in 2013 and 2016, respectively), the $1.01 billion subordinated loan due in 2045 we entered into in 2015 in favor of Quebecor Media (entirely redeemed in 2016), the $625.0 million loan due in 2046 we entered into in 2016 in favor of Quebecor Media (entirely redeemed in 2016), and the $3.6 billion subordinated loan due in 2047 we entered into in 2017 in favor of Quebecor Media (entirely redeemed in 2017), the $2.39 billion subordinated loan due  in 2048 we entered into in 2018 in favor of Quebecor Media (partially redeemed for $795.0 million in 2018). See “Item 5. Operating and Financial Review and Prospects — Uses of Liquidity and Capital Resources - Purchase of Shares of Quebecor Media and Servicing of Subsidiary Subordinated Loan.”

(5)                                We believe that long-term debt, excluding QMI subordinated loans, provides investors with a meaningful measure of our long-term debt because the QMI subordinated loans are subordinated in right of payment to the prior payment in full of our senior indebtedness, including our notes, and because the proceeds of our QMI subordinated loans due 2022, 2025, 2043, 2045, 2046, 2047 and 2048 were invested in retractable preferred shares of Quebecor Media or its subsidiaries as part of back-to-back transactions to reduce our income tax obligations. Consequently, we disclose long-term debt, excluding QMI subordinated loans, as a supplemental measure of our indebtedness in this annual report. Long-term debt, excluding QMI subordinated loans, is not intended to be, and should not be, regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with IFRS. Long-term debt, excluding QMI subordinated loans, is calculated from and reconciled to long-term debt as follows:

	At December 31
	2018	2017	2016	2015	2014
	(Canadian dollars in millions) (unaudited)

Long-term debt	$5,814.6	$3,270.3	$3,163.1	$5,356.6	$4,004.5
QMI subordinated loans(4)	(1,595.0)	—	—	(2,090.0)	(1,080.0)
Long-term debt, excluding QMI subordinated loans, as defined	$4,219.6	$3,270.3	$3,163.1	$3,266.6	$2,924.5

(6)                                Adjusted EBITDA and ratios based on this measure are not calculated in accordance with, or recognized by, IFRS.  We define adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, loss on debt refinancing, restructuring of operations, litigation and other items, gain on sale of spectrum licences, income taxes and income from discontinued operations. We define adjusted EBITDA margin as adjusted EBITDA expressed as a percentage of revenues under IFRS. Adjusted EBITDA, and ratios using this measure, are not intended to be regarded as alternatives to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. We use adjusted EBITDA because we believe that it is a meaningful measure in evaluating our consolidated results. This measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or our investment activities. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. Our definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies, therefore limiting its usefulness as a comparative measure. See “Presentation of Financial Information — Non-IFRS Measures”. Our adjusted EBITDA is calculated from and reconciled to net income under IFRS for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 in the table below:

	Year ended December 31,
	2018	2017	2016	2015	2014
		(1) (2)	(1) (2)	(1) (2)	(1) (2)
	(in millions)

Reconciliation of net income to adjusted EBITDA
Net income	$651.9	$939.9	$595.6	$609.1	$436.8
Depreciation and amortization	662.3	650.2	594.2	624.4	601.4
Financial expenses(1)	182.0	147.7	160.5	167.5	169.2
Loss on valuation and translation of financial instruments	0.7	3.1	2.1	0.5	3.4
Loss on debt refinancing	—	5.2	7.3	12.2	21.4
Gain on spectrum licences	—	(330.9)	—	—	—
Restructuring of operations, litigation and other items	17.2	5.8	15.9	(129.7)	39.4
Income taxes expense	165.5	139.1	134.0	129.3	99.4
Income from discontinued operations	(3.9)	(3.7)	(1.0)	0.4	—

Adjusted EBITDA, as defined	$1,675.8	$1,556.4	$1,508.6	$1,413.6	$1,371.0

(7)                                Capital expenditures are comprised of additions to fixed assets and intangible assets, excluding additions to spectrum licenses, which are presented separately in the table.

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

(12)                         Represents customers for the digital service as a percentage of basic cable customers.

(13)                         ABPU is not a measurement that is calculated in accordance with IFRS, and our definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies. We calculate our ABPU by dividing our combined average subscription billing for cable television, Internet access, over-the-top video and cable and mobile telephony revenues by the total average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

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

In our cable business, we compete against incumbent local exchange carriers (“ILECs”), the primary one in our market holds a regional license to provide terrestrial broadcasting distribution in Montréal and several other communities in the Province of Québec. Such primary ILEC has rolled out its own Internet protocol television (“IPTV”) service throughout the country but more specifically in Montréal (including a portion of the greater Montréal area), in Québec City, and in other locations in the Province of Québec. It has also secured licenses to launch video distribution services using video digital subscriber line (“VDSL”) technology. We also compete against providers of direct broadcast satellite (“DBS”, which in Canada are also referred to as “DTH” for “direct-to-home” satellite providers), multichannel multipoint distribution systems, and satellite master antenna television systems. The direct access to some broadcasters’ websites that provide streaming in high-definition (“HD”) of video-on-demand (“VOD”) content is also available for some of the channels we offer in our television programming. In addition, some third-party Internet service providers (“ISPs”) have launched Internet Protocol video services (“IPVS”) in territories in which we provide services.

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

In our Internet access business, we compete against other ISPs offering residential and commercial Internet access services as well as WiMAX and open Wi-Fi networks in some cities. The main competitors are the ILECs that offer Internet access through digital subscriber line (“DSL”), fibre to the node and fibre to the home technologies, often offering download speeds comparable to ours. In addition, satellite operators such as Xplornet are increasing their existing high-speed Internet access capabilities with the launch of high-throughput satellites, targeting households in rural and remote locations and claiming future download speeds comparable to our low and medium download speeds. The CRTC also requires cable and ILEC network providers, including ourselves, to offer wholesale access to our high-speed Internet systems to third-party ISP competitors for them to provide retail Internet access services. These third-party ISP competitors may also provide telephony, television services, IPVS and networking applications. Their market share is significant and growing especially in Québec and Ontario, the two regions in Canada where these third-party ISP competitors have been particularly active and aggressively pricing their services. Certain municipalities also plan to build and operate their own broadband networks. They plan to do so through public/private partnership arrangements, competing directly with us in some of our local markets.

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

We may not be able to successfully compete with existing or newly developed alternative technologies, such as advanced LTE technologies leading to and complementing fifth-generation (5G) telecommunication technologies, 5G telecommunication technologies, Software-defined networking (SDN), Network function virtualization (NFV) and virtual reality technologies, or we may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementations may be limited, which could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition, and results of operations.

5G technology is evolving rapidly and the world’s first standards-based commercial launches are expected in 2019, while smartphones are generally expected to support 5G technology in late 2019 or 2020. It is expected that early 5G ecosystems will operate on three distinct spectrum bands: 3.5 GHz, millimetre wave (mmWave) spectrum (28 GHz and 37—40 GHz) and 600 MHz. Globally, 3.5 GHz spectrum is becoming the primary band for 5G mobile coverage. In Canada, 3.5 GHz was auctioned for fixed wireless access (FWA) between 2004 and 2009; it is currently not licensed for mobile applications and is largely held by Inukshuk (a joint venture owned by Bell and Rogers) in most urban markets. Innovation, Science and Economic Development Canada (“ISED”)  is expected to claw back a portion of Inukshuk’s 3.5 GHz spectrum holdings and re-auction it for flexible use (permitting the deployment for mobile applications, such as 5G). Depending on the amount of 3.5 GHz spectrum clawed back and re-auctioned, there is a risk that we may end up with less 3.5 GHz spectrum than desired and would not be able to compete equally on network speeds and 5G capacity. Meanwhile, if ISED converts 3.5 GHz spectrum to mobile use before the 3.5 GHz auction concludes, current holders would have access to 5G spectrum before us and could gain a time to market advantage.  Also, with regards to the 600 MHz spectrum auctioned in March 2019, there is a risk that we might not be able to purchase the spectrum required to compete equally on network speeds and 5G capacity. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition, and results of operations.

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

Our strategy of maintaining a leadership position in the suite of products and services we offer and of launching new products and services requires capital investments in our network and infrastructure to support growth in our customer base and its demands for increased bandwidth capacity and other services. In the past, we have required substantial capital for the upgrade, expansion and maintenance of our network and the launch and deployment of new or additional services. We expect that additional capital expenditures will continue to be required in the short-term, mid-term and long-term in order to maintain, expand and enhance our networks, systems and services, including expenditures relating to advancements in Internet access, HD television, ultra-high-definition (“UHD”) television, Internet of Things, IPTV and television everywhere/every platform requiring Internet protocol delivery technology, as well as the introduction of virtual reality and home automation.

New technologies in our industry are evolving faster than the historical investment cycle in the industry. The introduction of new technologies and their pace of adoption could result in requirements for additional capital investments not currently planned, as well as shorter estimated useful lives for certain of our existing assets.

The demand for wireless data services has been growing at high rates and it is projected that this demand will further accelerate, driven by the following increases: levels of broadband penetration; need for personal connectivity and networking; affordability of smartphones and Internet-only devices (e.g., high-usage data devices such as mobile Internet keys, tablets and electronic book readers); multimedia-rich services and applications; and unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. We may have to acquire additional spectrum, if available and if economically reasonable, in order to address this increased demand. The ability to acquire additional spectrum (if needed) is dependent on the timing and the rules established by ISED. If we are not successful in acquiring additional spectrum we may need on reasonable terms, or not at all, that could have a material adverse effect on our business, prospects and financial condition. See also “Item 4. Information on the Corporation — Regulation — Canadian Telecommunications Services — Regulatory Framework for Mobile Wireless Services.”

Developing, maintaining and enhancing our mobile network and any new market standards requires capital expenditures to remain competitive and to comply with our obligations under the agreement with our partner governing the joint operation of our LTE network. A geographical expansion, densification or further upgrade of our mobile network may require us to incur significant costs and to make significant capital expenditures. See also “Item 4. Information on the Corporation — Business Overview.”

There can be no assurance that we will be able to generate or otherwise obtain the funds to finance any portion of these capital improvement programs, new strategies and services or other capital expenditure requirements, whether through cash from operations, additional borrowings or other sources. If we are unable to generate sufficient funds or obtain additional financing on acceptable terms, or if, for any reason, the agreement with our partner governing the joint operation of our LTE network is terminated or not renewed and we are unable to enter into similar agreements with respect to further upgrades of our mobile network or generate sufficient funds or obtain additional financing to expand and enhance our mobile network, we may be unable to implement our business strategies or proceed with the capital expenditures and investments required to maintain our leadership position, and our business, financial condition, results of operations, reputation, and prospects could be materially adversely affected. Even if we are able to obtain adequate funding, the period of time required to upgrade our network could have a material adverse effect on our ability to successfully compete in the future. Moreover, additional investments in our business may not translate into incremental revenues, cash flows or profitability.

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

As part of our strategy, in recent years, we have entered into certain agreements with third-parties under which we are committed to making significant operating expenditures in the future  in order to offer new products and services to our customers. We can provide no assurance that we will be successful in developing such new products and services in relation to these engagements, including the marketing of new revenue sources.

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

Equipment costs are under pressure in an effort to counterbalance customers’ demand for bandwidth. While we can relay some of this pressure on costs to our manufacturers, adopt new technologies that reduce costs or implement other cost-reduction initiatives, our inability to fully meet our increasing need for bandwidth may result in loss of clients, price increases or reduced profitability.

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

The financial performance of our cable and mobile services depends in large part on our ability to distribute, on our platforms, a wide range of appealing, conveniently-scheduled television programming at reasonable rates. We obtain television programming rights from suppliers pursuant to programming contracts. In recent years, these suppliers have become vertically integrated and are now more limited in number. The quality and amount of television programming we offer affect the attractiveness of our services to customers and, accordingly, the rates we can charge for these services. We may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, our inability to obtain programming at reasonable rates or our inability to pass  rate increases through our customers could have a material adverse effect on our business, prospects, results of operations and financial condition.

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

We provide our cable television, Internet access, cable telephony and mobile telephony services through a primary headend and through twelve additional regional headends in our single clustered network. Despite available emergency backup or replacement sites, a failure in our primary headend, including exogenous threats, such as cyber-attacks, natural disasters, sabotage or terrorism, or dependence on certain external infrastructure providers (such as electric utilities), could prevent us from delivering some of our products and services throughout our network until the failure has been resolved, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation, and could have a material adverse effect on our financial condition.

Cybersecurity breaches and other similar disruptions could expose us to liability, which would have an adverse effect on our business and reputation.

The ordinary course of our telecommunications and data-storage businesses involves the receipt, collection, storage and transmission of sensitive data, including our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, whether in our systems, infrastructure, networks and processes, including those of our suppliers. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy.

Although we have implemented and regularly review and update processes and procedures to protect against  signal interruption, unauthorized access to or use of sensitive data, including data of our customers, and to prevent data loss or theft, and, although ever-evolving cyber-threats require us to continually evaluate and adapt our systems, infrastructure, networks and processes, we cannot assure that our systems, infrastructure, networks and processes, as well as those of our suppliers, will be adequate to safeguard against all information security access by third-parties or errors by employees or by third party suppliers. If we are subject to a significant cyber-attack or breach, unauthorized access, errors of third-party suppliers or other security breaches, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation, which could have a material adverse effect on our financial condition.

In addition, the preventive actions we take to reduce the risks associated with cyber-attacks, including protection of our information assets as well as efforts to improve the overall governance over information security and the controls within our IT systems, may be insufficient to repel or mitigate the effects of a major cyber-attack in the future.

The costs associated with a major cyber-attack could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources, lost revenues and customers from business interruption and litigation. As part of our risk mitigation, contractual risk transfer with our clients and suppliers is worded to limit our liability and we purchase cyber liability insurance to cover the residual liability as per standard business practices. However, our contractual risk transfers do not eliminate the risk completely and the potential costs associated with these attacks could exceed the insurance coverage we maintain.

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

We are dependent upon our information technology systems and those of certain third-parties. The inability to maintain and enhance our systems could have an adverse impact on our financial results and operations.

The day-to-day operation of our business is highly dependent on information technology systems, including those of certain third-party suppliers, some of which are based in territories providing geopolitical risk. An inability to maintain and enhance our existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products and services could have an adverse impact on our ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth and manage operating expenses, all of which may have a material adverse effect on our business, prospects, results of operations and financial condition.

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

We depend on third-party suppliers and providers for certain services, hardware, licensed technological platforms and equipment that are, or may become, critical to our operations and network evolution. These materials and services include set-top boxes, mobile telephony handsets and network equipment, cable and telephony modems, servers and routers, fibre-optic cable, telephony switches, inter-city links, support structures, licensed technological platforms, software, the “backbone” telecommunications network for our Internet access and telephony services, and construction services for the expansion of and upgrades to our cable and mobile networks. These services and equipment are available from a single or limited number of suppliers and therefore we face the risks of supplier disruption, including due to geopolitical events, business difficulties, restructuring or supply-chain issues. If no supplier can provide us with the equipment and services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected.

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

Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, are payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. We have entered into transactions to hedge the exchange rate risk with respect to our U.S. dollar-denominated debt outstanding at December 31, 2018 and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt. These hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral in order to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms, or at all, or, pursuant to the terms of these hedging transactions, our counterparties thereto may owe us significant amounts of money and may be unable to honour such obligations, all of which could have an adverse effect on our results of operations and financial condition.

In addition, certain cross-currency interest rate swaps entered into by us include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2018, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward contracts was in a net asset position of $465.0 million on a consolidated basis. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

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

Extended periods of volatility and disruptions in the capital and credit markets as a result of uncertainty, ongoing changes in or increased regulation of financial institutions, reduced financing alternatives or failures of significant financial institutions could adversely affect our access to the liquidity and affordability of funding needed for our businesses in the longer term. Such disruptions could require us to take measures to maintain a cash balance until markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Market disruptions and broader economic challenges may lead to lower demand for certain of our products and increased incidences of customer inability to pay or timely pay for the services or products that we provide. Events such as these could adversely impact our results of operations, cash flows, financial condition and prospects.

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

If we determine to sell individual properties or other assets or businesses, we will benefit from the net proceeds realized from such sales. However, our revenues may suffer in the long term due to the disposition of a revenue generating asset, the timing of such dispositions may be poor, causing us to fail to realize the full value of the disposed asset  or the terms of such dispositions may be overly restrictive to us or may result in unfavorable post-closing price adjustments if some conditions are not met, all of which may diminish our ability to repay our indebtedness at maturity.

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

Our operations are subject to extensive government regulation and policy-making in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. Although the federal government eliminated the foreign ownership restrictions on telecommunications companies with less than 10 percent of total Canadian telecommunications market revenues, there are significant restrictions on the ability of non-Canadian entities to own or control broadcasting licenses and telecommunications carriers in Canada. Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act (Canada) (the “Broadcasting Act”) and the Telecommunications Act and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the federal cabinet. For instance, the CRTC introduced some form of rate regulation following its commonly referred to as “Lets talk TV” public consultation on television broadcasting and distribution. Consequently, we must offer a reduced basic service at $25 since March 1, 2016 and offer all specialty services “à la carte”, since December 1, 2016. Moreover, the CRTC adopted a Wireless Code and a Television Service Provider Code which regulate numerous aspects of the provision of retail wireless services and retail television services, and is now considering the adoption of an Internet Code to regulate numerous aspects of the provision of retail Internet services. Finally, the CRTC initiated a proceeding in February 2019 to review its regulatory framework related to the provision of wireless services. This review could result in the introduction of mandatory resale into the wireless marketplace, to the detriment of facilities-based wireless competitors. Our wireless and cable operations are also subject to technical requirements, license conditions and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”), which is administered by ISED.

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

Changes to the laws, regulations and policies governing our operations, the introduction of new laws, regulations, policies or terms of license, the issuance of new licenses, including additional spectrum licenses to our competitors or changes in the treatment of the tax deductibility of advertising expenditures could have an impact on our customer buying practices and/or a material adverse effect on our business (including how we provide products and services), prospects, results of operations and financial condition. In addition, we may incur increased costs in order to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Notably, in June 2018, the Government of Canada issued terms of reference for a comprehensive review of the Broadcasting Act, the Telecommunications Act and, as required, the Radiocommunication Act. The review is being conducted by a panel of external experts, which is expected to issue its final report and recommendations in January 2020. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts or the extent to which any changes might adversely affect us.

ISED may not renew our mobile spectrum licenses on acceptable terms, or at all.

Our AWS-1 licenses were issued in December 2008 for a 10-year term. These licences were renewed in December 2018 for a 20-year term. A public consultation process is expected to be initiated shortly regarding the licence fees to be paid during the renewal term.

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

The largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party ISPs with access to their cable systems at mandated cost-based rates. Several third-party ISPs are interconnected to our cable network and are thereby providing retail Internet access services as well as, in some cases, retail VoIP and IP-based television distribution services.

In a series of decisions since 2015, the CRTC has reemphasized the importance it gives to mandated wholesale access arrangements as a driver of competition in the retail Internet access market. Most significantly, the CRTC has ordered all of the major telephone and cable companies, including Videotron, to provide new disaggregated wholesale access services, which are to replace existing aggregated wholesale access services after a transition period. These new disaggregated services will involve third-party ISPs provisioning their own regional transport services. They will also include, for the first time, mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. A tariff proceeding is under way to set the rates for these new disaggregated wholesale services. In parallel, on October 6, 2016, the CRTC ordered a significant interim reduction to the tariff rates for the existing aggregated wholesale services. A second tariff proceeding is under way to set revised final rates for these services while work moves forward on implementing the disaggregated services. Rulings in both tariff proceedings are expected in the first half of 2019. As a result of these rulings, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing this access.

We are subject to a variety of environmental laws and regulations and may be adversely impacted by climate change..

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

Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. For instance, most Canadian provinces have implemented Extended Producer Responsibility (EPR) regulations in order to encourage sustainability practices such as the “Ecological recovery and reclamation of electronic products”, which sets certain recovery targets and which may require us to monitor and adjust our practices in the future. Evolving public expectations with respect to the environment and increasingly stringent laws and regulations could result in increased costs of compliance, and failure to recognize and adequately respond to them could result in fines, regulatory scrutiny, or have a significant effect on our reputation and brands.

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

Finally, climate change has the potential, through an increase in extreme weather events, to disrupt our operations by damaging infrastructure and increasing stress on our telecommunications network.

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

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2018, we had $4.2 billion of consolidated long-term debt (excluding QMI subordinated loans). Our indebtedness could have significant consequences, including the following:

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

Although we have significant indebtedness, as at December 31, 2018, we had approximately $757.3 million available for additional borrowings under our existing credit facilities on a consolidated basis, and the indentures governing our outstanding Senior Notes would permit us to incur substantial additional indebtedness in the future. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, refer to Note 18 to our audited consolidated financial statements for the year ended December 31, 2018 included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.”

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

Since December 31, 2015, we have undertaken and/or completed several business acquisitions, capital expenditures, business development projects and financing transactions, including, among others, the following:

•                  We have continued to actively develop our mobile network. As of December 31, 2018, Videotron’s mobile telephony services covered the Province of Québec (8.4 million people) and Eastern Ontario. During 2018, we activated 129,800 net new lines on our advanced mobile network at a pace of approximately 10,800 net new lines per month, bringing our total mobile customer base to 1,153,800 activated lines.

•                  On January 22, 2019, we sold the 4Degrees Colocation data centers operations for an amount of $261.6 million which was fully paid in cash at the date of transaction. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years.

•                  On January 7, 2019, we announced certain senior management changes whereby Jean-François Pruneau, formerly Senior Vice President and Chief Financial Officer of Quebecor Media, was appointed President and Chief Executive officer of Videotron, in replacement of Manon Brouillette who stepped down for personal reasons.

•                  On November 26, 2018, we increased our secured revolving credit facility from $965.0 million to $1.5 billion and extended its maturity to July 2023. Some of the terms and conditions related to these credit facilities were also amended

•                  On September 13, 2018, we launched Fizz, a dynamic and competitive new mobile and Internet brand that delivers mobile telephony and Internet service featuring advantageous pricing, a fully digital experience and user autonomy.

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

•                  On March 31, 2017, we issued a notice for the redemption of all our outstanding 67/8% Senior Notes issued on July 5, 2011 and due July 15, 2021, in an aggregate principal amount of $125.0 million. On May 1, 2017, the Senior Notes were redeemed at a redemption price of 103.438% of their principal amount for a cash consideration of $129.3 million.

•                  On December 2, 2016, we issued a notice for the redemption of an aggregate principal amount of $175.0 million of our outstanding 6 7/8% Senior Notes issued on July 5, 2011 and due July 15, 2021. On January 5, 2017, the Senior Notes were redeemed at a redemption price of 103.438% of their principal amount for a cash consideration of $181.0 million.

•                  On November 15, 2016, we announced that we had begun implementing Data over Cable Service Interface Specification (“DOCSIS”) 3.1 technology on our network. This new-generation technology developed by the CableLabs consortium, of which we are a member, may eventually deliver lightning speeds of up to 10 Gbps for downloads and up to 1 Gbps for uploads. We have now fully deployed DOCSIS 3.1 modems on our network and adapted our equipment and working protocols to this technology.

•                  On September 20, 2016, we, together with Ericsson Canada Inc. (“Ericsson”), École de technologie supérieure and Société du Quartier de l’innovation de Montréal announced a partnership to create Canada’s first open-air smart living laboratory in order to test all aspects of new fifth-generation (5G) telecommunication technologies.

•                  On July 13, 2016, we launched our new Hybrid Fibre Giga Internet service, which offers connection speeds of up to 940 Mbps.

•                  On January 7, 2016, we closed a transaction whereby we acquired Fibrenoire, a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million, subject to certain adjustments.

B-           Business Overview

Overview

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, as well as an Internet service provider and a provider of cable and mobile telephony and OTT video services in the Province of Québec. Our cable network is the largest broadband network in the Province of Québec covering approximately 79% of an estimated 3.7 million premises. The deployment of our LTE wireless network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services, as well as an entertainment and content leader. Our products and services are supported by extensive coaxial, fibre-optic and LTE wireless networks. Since 2015, the coverage of our LTE network was expanded coast-to-coast through roaming agreements with other wireless service providers.

Videotron Business is a premier full-service telecommunications provider servicing small-, medium- and large-sized businesses, as well as telecommunications carriers. In recent years, we have significantly grown our customer base and have become a leader in the Province of Québec’s business telecommunication segment. Products and services include cable television, Internet access, telephony solutions, mobile services and business solutions products such as private network connectivity, Wi-Fi, audio and video transmission.

On January 7, 2016, we acquired Fibrenoire, a company that provides fibre-optic connectivity services. This acquisition enables Videotron Business and Fibrenoire to join forces to meet the growing demand from business customers for fibre-optic connectivity.

Competitive Strengths

Leading Market Positions

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers. We believe that our strong market position has enabled us to launch and deploy new products and services more effectively. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the geographic areas we serve. Our extensive proprietary and third-party retail distribution network of stores and points of sale, including our Videotron-branded stores and kiosks, as well as our Videotron authorized dealers, assists us in marketing and distributing our advanced telecommunications services, such as cable Internet access, digital television and cable and mobile telephony, on a large scale basis.

Differentiated Bundled Services and New Products

Through our technologically advanced wireline and wireless network, we offer a differentiated, bundled suite of entertainment, information and communication services, products and content, including digital television, cable Internet access, VOD, subscription-based OTT entertainment service (“Club illico”) and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile telephony services. In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service which is offered across our footprint and enables our customers to download data, in a portion of our territory, at a speed higher than currently offered by standard DSL technology. We also offer one of the widest range of French-language programming in Canada including content from our illico-on-Demand and Club illico services available on illico Digital TV, illico.tv or illico app (for Android and iOS). Customers can interrupt and resume programming at will on any of these three illico platforms.

During the fall of 2018, we announced the launch of two new products: Fizz and Helix.  Fizz is a new mobile and Internet brand that delivers mobile and internet services featuring advantageous pricing, a fully digital experience and user autonomy. It has been developed to respond to the technological needs and behaviours of Generation Z and millennials and to expand  our market share in this business segment. Fizz offers its customers an online community that provides a completely new, 100% digital experience focused on simplicity, autonomy and sharing, thus enhancing the traditional mobile carrier and Internet services. Helix is a new technology platform that is expected to be rolled out in 2019. Helix is destined to accompany our customers’ new connected lives through a new digital ecosystem based on the Comcast Xfinity X1 platform. Helix is built around the voice-controlled assistant technology that is transforming home connectivity. Helix will provide smarter and more powerful Wi-Fi, an enhanced TV experience through IP technology and seamless integration of Web content platforms, and home automation services, in order to provide for a streamlined, human-scale connected home. The various components of Helix are expected to be unveiled, in greater detail, in 2019.

Advanced Broadband Network

We are able to leverage our advanced broadband network, substantially all of which is bi-directional, to offer a wide range of advanced services on the same media, such as digital television, VOD, cable Internet access and cable telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that ongoing capital expenditures will continue to be required to accommodate the evolution of our products and services and to meet the demand for increased capacity.

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

Cable Services

Advanced Cable-Based Products and Services

Our cable network’s large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet access, digital multiplatform television, residential telephony and selected interactive services. In 2015, we introduced the illico 4K set-top box on the market. This high-tech personal video recorder has a processor 12 times more powerful than the previous generation, thus allowing customers to program up to eight simultaneous recordings and store up to 115 hours of UHD recording. We intend to continue to develop and to deploy additional value-added services to further broaden our service offerings. In doing so, on August 29, 2017, we announced a multiyear agreement with multinational media and technology company, Comcast. This strategic partnership is aimed at developing and delivering an IPTV service based on Comcast’s XFINITY X1 platform. This platform will be marketed under our Helix brand.

•                  Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our customers primarily via cable modems. We provide this service at download speeds of up to 400 Mbps to more than 99% of our homes passed. The launch of a new consumer Internet high speed service, with download speeds of up to 940 Mbps is also available to more than 45% of our homes passed.  As of December 31, 2018, we had 1,704,500 cable Internet access customers, representing 58.6% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 52% as of December 31, 2018.

•                  Digital Television. We have installed headend equipment through an hybrid fibre-optic and coax network capable of delivering digitally encoded transmissions to a two-way digital set-top box in the customer’s home and premises. This digital connection provides significant advantages. In particular, it increases channel capacity, which allows us to increase both programming and service offerings while providing increased flexibility in packaging our services and a HD quality. In accordance with CRTC regulations, we offer a basic package including 23 basic television channels, access to VOD and interactive programming guide. Furthermore, all of our custom packages include the basic package, 52 audio channels providing digital-quality music, 40 FM radio channels and an interactive programming guide. Our extended digital television offering allows customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of 392  additional channels, including U.S. super-stations and other special entertainment programs. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. As of December 31, 2018, we had 1,597,300 customers for our digital television service, representing 54.9% of our total homes passed.

•                  Cable Telephony. We offer cable telephony service using VoIP technology. We offer discounts to customers who subscribe to more than one of our services. As of December 31, 2018, we had 1,113,900 subscribers to our cable telephony service, representing a penetration rate of 38.3% of our homes passed.

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

We have kept our wireless spectrum licences (Band 4 — AWS1, Band 66 — AWS3, Band 7 — 2500MHz and Band 13 — 700MHz) for the Province of Quebec and Eastern Ontario.

As of December 31, 2018, most households and businesses on our cable footprint had access to our advanced mobile services. As of December 31, 2018, there were 1,153,800 lines activated on our wireless network, representing a year-over-year increase of 129,800 lines (12.7%).

Club illico

Our clients can also benefit from Club illico, our subscription based OTT entertainment service, offering a rich and varied selection of unlimited, on-demand French language content (movies, television shows, children’s shows, documentaries, comedy performances and concerts). In late 2013, Club illico started funding the production of television series and offering them in their first broadcast window, prior to their linear broadcast. On November 15, 2017, Videotron launched the Club illico mobile application. As of December 31, 2018, 127,100 customers had downloaded this application.

On December 31, 2018, the Club illico service had 420,800 subscribers.

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

We serve customers through a dedicated sales force and customer service teams with solid expertise in business market. Videotron Business relies on its extensive coaxial, fibre-optic and LTE wireless networks to provide the best possible customized solutions to all of its customers.

Customer Statistics Summary

The following table summarizes our customer statistics for our suite of advanced products and services:

	As of December 31,
	2018	2017	2016	2015	2014
	(in thousands of customers)
Revenue-generating units (RGUs)	5,990.3	5,881.1	5,765.4	5,647.5	5,479.3
Mobile Telephony
Mobile telephony lines	1,153.8	1,024.0	893.9	768.6	632.8
Cable Internet
Cable Internet customers	1,704.5	1,666.5	1,612.8	1,568.2	1,537.5
Penetration(1)	58.6%	58.0%	56.8%	55.9%	55.4%
Cable Television
Basic customers(2)	1,597.3	1,640.5	1,690.9	1,736.9	1,782.3
Penetration(1)	54.9%	57.1%	59.6%	61.9%	64.2%
Digital customers(3)	1,597.3	1,640.5	1,587.1	1,570.6	1,553.6
Penetration(4)	100%	100.0%	93.9%	90.4%	87.2%
Cable Telephony
Cable telephony lines	1,113.9	1,188.5	1,253.1	1,316.3	1,349.0
Penetration(1)	38.3%	41.4%	44.1%	46.9%	48.6%
Club illico
Over-the-top video customers	420.8	361.6	314.7	257.5	177.7
Homes passed(5)	2,907.9	2,873.7	2,839.3	2,806.0	2,777.3

(1)         Represents customers (or telephony lines) as a percentage of total homes passed.

(2)         Basic customers are customers who receive basic cable service in either the analog or digital mode.

(3)         At the end of 2018, substantially all subscribers to the analog cable television service had migrated to digital service.

(4)         Represents customers for the digital service as a percentage of basic customers.

(5)         Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by our cable television distribution network in a given cable system service area in which the programming services are offered.

Pricing of our Products and Services

Our revenues are derived from the monthly fees our customers pay for cable television, Internet access and mobile and cable telephony services, as well as Club illico. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our customers who subscribe to more than one of our services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2018, the average monthly invoice on recurring subscription fees per residential customer was $120.53 (representing a 1.7% year-over-year increase) and approximately 77% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly fees for rented equipment, such as set-top boxes or Wi-Fi routers, can be charged depending on the promotional offer.

Our Network Technology

Cable

As of December 31, 2018, our cable network consisted of fibre-optic cable and of coaxial cable, covering approximately 2.9 million homes and serving approximately 2.3 million customers in the Province of Québec. Our network is the largest broadband network in the Province of Québec covering approximately 79% of premises. Our extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

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

We have adopted the hybrid fibre coaxial (“HFC”) network architecture as the standard for our ongoing system upgrades. HFC network architecture combines the use of both fibre-optic and coaxial cables. Fibre-optic cable has good broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable is less expensive and requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fibre-optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. We currently build our network by implementing cells of 125 homes (which can evolve to 64 homes). As a result of the modernization of our network, our network design now provides for average cells of 163 homes throughout our footprint. To allow for this configuration, secondary headends were put into operation in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area. Remote secondary headends must also be connected with fibre-optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream information (two-way). The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided us with significant flexibility to offer customized programming to individual cells, which is critical to our advanced services, such as VOD, Switched Digital Video Broadcast and the continued expansion of our interactive services.

Starting in 2008, we began an extensive network modernization effort in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet access services. This ongoing modernization implies an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extends the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative results in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services which are presently unrivalled. The overall architecture employs Division Wavelength Multiplexing, which allows us to limit the amount of fibre required, while providing an effective customization potential. As such, in addition to the broadcast information, up to 12 wavelengths can be combined on a transport fibre from the secondary headend to a 3,000 homes aggregation point. Each of these wavelengths is dedicated to the specific requirements of 250 homes. The RF spectrum is set with digital information using quadrature amplitude modulation. MPEG video compression techniques and the DOCSIS protocol allow us to provide a great service offering of standard definition, HD and now UHD video, as well as complete voice and Internet services. This modernization project gives us flexibility to meet customer needs and future network evolution requirements. The modernization of the Greater Montréal Area network is scheduled to be completed by 2022.

DOCSIS 3.1 is currently deployed to provide data service at speeds of up to 940 Mbps. DOCSIS 3.1 is a new-generation technology developed by the CableLabs consortium, of which we are a member, which may eventually deliver lightning speeds of up to 10 Gbps for downloads and up to 1 Gbps for uploads.  We use the latest cablelabs DOCSIS 3.1 standard on the network, which will allow multigigabit downstream speeds. DOCSIS 3.1 uses Orthogonal Frequency-Division Multiplexing (OFDM) modulation and Low-Density Parity Check (LDPC) correction algorithm that provide better resiliency to RF interference and increase throughput for the same spectrum, i.e. increase Mbps/MHz.  The maximum theoretical gain is 50% in the downstream direction (from the network to the user) and 100% in the upstream direction (from the user to the network), and upcoming live deployments will indicate which proportion of these theoretical limits can be achieved.

Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. 86% of our network in the Province of Québec has been upgraded to a bandwidth of 1002 MHz, the remaining of our network being at 750 MHz. Also, in light of the greater availability of HD and UHD television programming and the ever increasing speed of Internet access, further investments in our network will be required.

Mobile Telephony

As of December 31, 2018, our shared LTE network reached 94% of the population of the Province of Québec and the Greater Ottawa Area, allowing the vast majority of our potential clients to have access to the latest mobile services. Almost all of our towers and transmission equipment are linked through our fibre-optic network using a multiple label switching — or MPLS — protocol. We plan to continue developing and enhancing our mobile technological offering by densifying network coverage, increasing download speeds and reducing latency. Our network is designed to support important customer growth in coming years as well as rapidly evolving mobile technologies. On October 20, 2017, we introduced the Voice over LTE (VoLTE) feature, a new generation of mobile voice services providing eligible users with improved indoor coverage and faster call routing and, on calls between our customers, enabling users to experience HD sound quality on the LTE network.

Our strategy in the coming years is to build on our position as a telecommunication leader with our LTE mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as LTE-Advanced and heterogeneous networks are being deployed. We are exploring 4.5G and 5G technologies. In doing so, we have created a partnership with Ericsson, L’École de technologie supérieure and Société du Quartier de l’innovation de Montréal. Together with our partners, we have established the first open-air smart living laboratory in Canada. This laboratory will test the many facets of innovations associated with the emerging industry revolving around fifth-generation (5G) telecommunications. Also, the Rogers LTE Agreement provides and allows Rogers and us to continue the evolution of the shared LTE network. Our and Rogers’ spectrum contribution will allow us to continue to exploit LTE evolutive technologies and to provide our subscribers with high throughput data connections.

During 2018, we maintained our HSPA+ network throughout the Province of Québec and over the Greater Ottawa Area.

Marketing and Customer Care

Our long term marketing objective is to increase our cash flow through deeper market penetration of our services, development of new services and revenue and operating margin growth per customer. We believe that customers will come to view our cable connection as the best distribution channel to their home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

•                  develop attractive bundle offers to encourage our customers to subscribe to two or more products, which increases average billing per unit — or ABPU — customer retention and operating margins;

•                  continue to rapidly deploy advanced products on all our services — cable, Internet access, telephony, Club illico and mobile — to maintain and increase our leadership and consequently, to gain additional market share;

•                  design product offers that provide greater opportunities for customer entertainment and information;

•                  deploy strong retention strategies aiming to maintain our existing customer base and to increase our ABPU;

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

•                  leverage the retail presence of our Videotron-branded stores and kiosks, third-party commercial retailers, and authorized distributors;

•                  maintain and promote our leadership in content and entertainment by leveraging the wide variety of services offered within the Quebecor Media group to our existing and future customers;

•                  introduce new value added packages of products and services, which we believe will increase ABPU and improve customer retention;

•                  leverage our business market, using our network and expertise with our commercial customer base, to offer additional bundled services to our customers; and

•                  develop new products and services to respond to the technological needs and customer behaviours.

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

Our programming contracts generally provide for a fixed term of up to five years, and are subject to negotiated renewal. Programming tends to be made available to us for a flat fee per customer. Our overall programming costs have increased in recent years and may continue to increase due to factors including, but not limited to, additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase specialty programming, inflationary or negotiated annual increases, the concentration of broadcasters following acquisitions in the market, the increased competition from OTT service providers for content and the significant increased costs of sports content rights.

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

Distribution of Canadian Content

The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act mandate the types of Canadian and non-Canadian programming services that may be distributed by BDUs, including cable television systems. For example, local television stations are subject to “must carry” rules which require terrestrial distributors, such as cable operators, to carry these signals and, in some instances, those of regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the “must carry” rules is designed to ensure that the signals of local broadcasters reach cable households. Furthermore, cable operators and DTH operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined are appropriate for the market it serves, which includes local Canadian stations, services designated by the CRTC under section 9(1)(h) of the Broadcasting Act for mandatory distribution on the basic service, educational services and, if offered, the community channel, and the provincial legislature.

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

Our AWS-1 licenses were issued on December 23, 2008, for a term of 10 years. On February 15, 2018, ISED issued its decision related to the terms of renewal of AWS-1 licences. Pursuant to this decision, all our licences were renewed on December 23, 2018 for a new 20-year term. The terms of renewal include, among other things, enhanced geographic coverage requirements. A separate public consultation process is expected to be initiated shortly regarding the licence fees to be paid during the renewal term.

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

On March 28, 2018, ISED issued its technical, policy and licensing framework for spectrum in the 600 MHz band. Among other things, ISED decided to set aside 30 MHz of the total 70 MHz available in each service area of Canada for bidders registered with the CRTC as facilities-based providers, that are not national incumbent service providers, and that are actively providing commercial telecommunications services to the general public in the relevant service area of interest. Videotron is a qualified applicant to participate in the auction. The auction began on March 12, 2019

Application of Canadian Telecommunications Regulation

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

In a decision issued on December 21, 2016, the CRTC established a new universal service objective under which all Canadians, in urban areas as well as rural and remote areas, are to have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To help achieve this universal service objective, the CRTC has begun to shift the focus of its regulatory frameworks from wireline voice services to broadband Internet access services. Most notably, in a decision issued on June 26, 2018, the CRTC confirmed that it will phase out over a period of three years ending December 31, 2021 the existing revenue-based contribution regime that subsidizes local telephone service and replace it with a new regime that will subsidize broadband Internet access services in underserved areas. The new regime will ultimately distribute funds of approximately $200 million per year, compared to approximately $100 million per year under the existing regime. The contribution base for the new regime will also be broader than that of the existing regime, and will include retail Internet revenues for the first time. As a result of these changes, Videotron will incur increased revenue-based contribution payments in future years. Videotron will also be eligible to apply for subsidies to help finance broadband Internet expansion projects in underserved areas.

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

We have outstanding disputes with several Québec municipalities related to the use of municipal rights-of-way. Two of these disputes have been referred to the CRTC for resolution  and the records of these proceedings are now closed. The outcome of these proceedings could have a material impact on our costs for municipal access for its wireline facilities.

Regulatory Framework for Internet Services

In Canada, access to the Internet is a telecommunications service and is regulated under the Telecommunications Act. On July 9, 1998, the CRTC released a decision forbearing from the exercise of most of its powers under the Telecommunications Act as they relate to retail level Internet services. However, the CRTC did maintain its ability to require conditions governing customer confidential information and to place other general conditions on the provision of Internet service. In addition, the Commission undertook to approve the rates and terms on which incumbent cable and telephone companies provide access to their telecommunications facilities with respect to competitive providers of retail level Internet services.

Internet access services are not regulated on a retail (price and terms of service) basis. However, since 1998, the CRTC has exercised its power to place general conditions on the provision of Internet services, for example, to establish a framework governing the traffic management practices that may be employed by an Internet service provider.

On November 9, 2018, the CRTC initiated a public proceeding with a view to establishing a mandatory Internet Code to address consumer contracts and related issues — including contract clarity, bill shock and barriers to switching service providers — for retail fixed Internet access services provided to individuals and small businesses by large facilities-based Internet service providers. Interventions in this proceeding were filed on December 19, 2018 and the close of the record is scheduled for April 8, 2019. A CRTC decision approving the Internet Code will then follow in due course. Any new requirements or restrictions contained in the Internet Code will impact our flexibility in the design and marketing of its Internet services.

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

In a series of decisions since 2015, the CRTC has reemphasized the importance it accords to mandated wholesale access arrangements as a driver of competition in the retail Internet access market. Most significantly, the CRTC has ordered all of the major telephone and cable companies, including us, to provide new disaggregated wholesale access services, which are to replace existing aggregated wholesale access services after a transition period. These disaggregated services involve third-party ISPs provisioning their own regional transport services. They also include mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. A tariff proceeding is under way to set the rates for these new disaggregated wholesale services.

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

Rulings in the two abovementioned tariff proceedings are expected in the first half of 2019. As a result of these rulings, we may experience increased competition for retail cable Internet and telephony customers. In addition, because our third-party Internet access rates are regulated by the CRTC, we could be limited in our ability to recover our costs associated with providing wholesale access.

On May 10, 2018, the federal Competition Bureau launched a market study to examine the broadband competitive landscape and consumer habits in purchasing Internet services. The purpose of the study is to better understand current market outcomes and the competitive dynamics of Canadian broadband markets more generally. Among other things, the Bureau is examining whether resellers are fulfilling their role in placing increased competitive discipline on traditional telephone and cable companies. Written interventions to the Bureau were filed on August 31, 2018 and an update to the study was published on October 16, 2018. The Bureau is soliciting further inputs from intervenors, after which it intends to publish a draft report, hold further public consultations, then publish a final report in Spring 2019. The results of the study are expected to inform future interventions by the Bureau in CRTC proceedings dealing with the retail and wholesale Internet service markets.

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

In its May 5, 2015 policy framework for the provision of wholesale wireless services, the CRTC elected not to order cost-based rates for either tower sharing or MVNO access services. In addition, the CRTC elected to exclude non-carrier WiFi networks from the definition of “home network” for the purpose of determining who may access the wholesale roaming service tariffs of the national wireless incumbent carriers. This latter measure had the effect of denying access to these tariffs by Wi-Fi first service providers. Since then, on July 20, 2017, in response to a directive received from the Governor in Council, the CRTC initiated a proceeding to review potential terms of access by Wi-Fi first service providers (and possibly other types of service providers) to the incumbents’ wholesale roaming service tariffs. On March 22, 2018, the CRTC ruled that no changes would be made to the terms of access by Wi-Fi first service providers, yet initiated a new proceeding to address an identified gap in the market for lower-cost data-only plans for consumers. In the course of this proceeding, the three national incumbent wireless carriers each filed specific proposals for lower-cost data-only plans they intended to implement. In a decision issued on December 17, 2018, the CRTC stated its expectation that the national incumbent wireless carriers implement these plans within 90 days and that these plans remain available until a decision is issued with respect to an upcoming review of mobile wireless services. This review, which is expected to include an examination of the wholesale wireless policy framework, including the MVNO access framework, is scheduled to commence sometime before April 2019.  The result of this review could have an impact on the competitive environment within which we operate.

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

Sales Practices

On June 6, 2018, the Governor in Council issued Order in Council P.C. 2018-0685 requiring the CRTC to make a report regarding the retail sales practices of Canada’s large telecommunications carriers. The CRTC initiated a proceeding to examine the matters identified in the Order in Council. The CRTC sought comments from Canadians on their personal experiences with any misleading or aggressive retail sales practices of large telecommunications carriers and third parties who offer the telecommunications services of those carriers for sale, including comments from consumers who are vulnerable due to their age, a disability, or a language barrier, as well as from current and former employees of the service providers. The CRTC also sought comments from large telecommunications carriers, the Commission for Complaints for Telecom-television Services, public interest organizations, research groups, and any other interested persons. The CRTC held a public hearing on October 22 2018, to explore these issues with Canadians and stakeholders. The Commission also used various additional means, including a public opinion survey, online consultations, and focus groups, to better understand the views of Canadians. The information obtained via these means will be included on the record of this proceeding.

On February 20, 2019, the CRTC published its Report on Misleading or Aggressive Communications Retail Sales Practices. The CRTC found evidence of misleading or aggressive sales practices by certain telecommunications services providers and concluded that more needs to be done to protect consumers. The report also noted that, even with the existing measures put in place, misleading or aggressive sales practices occur to an unacceptable degree. The CRTC is taking action to introduce new measures to ensure Canadians’ interactions with their service providers are carried out in a fair and respectful way, such as creating a new, mandatory Internet Code of Conduct and a secret shopper program to monitor sales practices. The CRTC is also considering putting into place additional measures to address the situation (e.g. requiring service providers to provide pre-sales quotes, to offer trial periods, to ensure their offers and promotions match the customer’s needs and means). In addition, a set of best practices for service providers was proposed.

D-           Organizational Structure

We are a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a wholly-owned subsidiary of Quebecor. The following chart illustrates our corporate structure as of March 21, 2019, including our significant subsidiaries, together with the jurisdiction of incorporation or organization of each entity. In each case, unless otherwise indicated, we own a 100% equity and voting interest in our subsidiaries.

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

We are currently working on preventive measures regarding the potential effects of climate change which, through  an increase in extreme weather events, may have an effect on our operations, notably by damaging our infrastructure and increasing the stress on our telecommunications network. In doing so, we are aiming at increasing the resiliency of our network, notably with network redundancies and by collaborating with ISED, which has identified telecommunications as an essential infrastructure.

ITEM 4A — UNRESOLVED STAFF COMMENTS

None.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Management Discussion and Analysis (“MD&A”) provides information concerning the operating results and financial condition of Videotron Ltd (“Videotron”, the “Corporation”, “we” or “our”). This discussion should be read in conjunction with our consolidated financial statements and accompanying notes. The Corporation’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (‘‘IASB’’).

All amounts are in Canadian dollars (CAN dollars’’), unless otherwise indicated. This discussion contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed under “Cautionary Statement Regarding Forward-Looking Statements” and in “Item 3. Key Information — Risk Factors”.

Due to rounding, minor differences may exist between amounts shown in this MD&A and the consolidated financial statements.

On January 1, 2018, the Corporation adopted on a fully retroactive basis the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue. The adoption of IFRS 15 had significant impacts on the consolidated financial statements regarding the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs. Among other impacts, the adoption of IFRS 15 resulted in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. As well, costs to obtain a contract and connection costs are now fully amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain its service. A description of the new rules, and details of the retroactive adjustments to comparative data, are provided under “Changes in Accounting Policies” below. As well, to clarify the impact of IFRS 15 on non-IFRS measures, columns presenting the non-IFRS measures without application of IFRS 15 have been added to the tables showing the calculation and reconciliation of non-IFRS measures, as presented under “Non-IFRS Financial Measures.”

Following adoption of IFRS 15, and to reflect changes in its activities and services, including the growth of its mobile telephony business, the Corporation reviewed the nature and definition of its key performance indicators. Accordingly, average monthly revenue per user (“ARPU”) has been abandoned and replaced by a new metric, average billing per unit (“ABPU”). ABPU will be used henceforth to measure the performance of mobile activities and the performance of all activities combined. The definition of the new ABPU metric is provided under “Key Performance Indicators” below. The definition of a revenue-generating unit (“RGU”) has also been added in the same section; the nature and calculation of the metric are unchanged.

DISCONTINUED OPERATIONS

On January 22, 2019, the Corporation sold to Quebecor Media Inc. (“Quebecor Media”),  its 4 Degrees Colocation Inc. data centers operations, which were ultimately sold to a third party on January 24, 2019 for an amount of $261.6 million fully paid in cash at the date of transaction. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, an estimated gain on disposal of $118.0 million will be accounted for in the first quarter of 2019, while an amount of $53.0 million from the proceeds received at the date of transaction will be deferred in connection with the estimated present value of the future conditional adjustments. The results of operations and cash flows of these businesses were reclassified as discontinued operations in the consolidated statements of income and cash flows. The amount deferred will be revaluated on a quarterly basis and any change will also be recorded in income from discontinued operations. These discontinued operations were transferred to Quebecor Media in exchange of promissory note receivable of an amount of $261.6 million, from which $100.0 million was reimbursed subsequently in January.

In this MD&A, only continuing operating activities of The Corporation are included in the analysis of the Corporation’s activities and in the analysis of its segment operating results.

OVERVIEW

The Corporation is a wholly owned subsidiary of Quebecor Media incorporated under the Business Corporations Act (Québec).  We are the largest cable operator in the Province of Québec and the third-largest in Canada, in each case based on the number of cable customers, as well as being the largest cable Internet service provider and a major provider of cable and mobile telephony and OTT video in the province of Québec. Our cable network covers approximately 79% of the Province of Québec’s approximately 3.7 million residential and commercial premises. The deployment of our LTE network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services.

Videotron Business is a premier full-service telecommunications provider servicing small, medium-sized and large-sized businesses, as well as telecommunications carriers. Products and services are supported by extensive coaxial, fibre-optic and LTE wireless networks.

Videotron’s primary sources of revenue include: subscriptions to Internet access, cable television, cable and mobile telephony services, over-the-top video services (“Club illico”) and business services.

The following MD&A covers the Corporation’s main activities in the third quarter of 2018 and the major changes from the previous financial year.

TREND INFORMATION

Competition continues to be intense in the mobile and cable telephony, Internet access, cable television and over-the-top video markets The significant subscriber growth recorded in past years is not necessarily indicative of future growth due to penetration rates currently reached.

The Corporation requires substantial capital for the upgrade, expansion and maintenance of its mobile  and cable networks, the launch and expansion of new and additional services to support growth in its customer base and demand for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium term in order to expand and maintain systems and services, including expenditures relating to the cost of its mobile services’ infrastructure, maintenance and enhancement, as well as costs relating to advancements in Internet access and TV everywhere, including higher capacity, lower latency and higher speeds, requiring IP technology, and the introduction of new technologies such asvirtual reality, Internet of Things (“IoT”).

In addition, the demand for wireless data services has growned constantly and it is projected to grow in the future. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to support this traffic. The Corporation may have to acquire additional spectrum licences in the future, if available.

HIGHLIGHTS SINCE DECEMBER 31, 2017

•                                In 2018, revenues grew 2.9% (or 3.0% without the impact of IFRS 15 adoption), adjusted EBITDA grew by 7.7% (or 8.7% without the impact of IFRS 15 adoption) and ABPU grew by 2.7%, year over year.

•                                Net growth of 109,200 RGUs in 2018 (representing the total of our cable television, cable Internet and Club illico subscribers as well as cable and mobile telephony lines), compared with 115,700 net RGUs added in 2017. Total RGUs were 5,990,300 as of December 31, 2018.

•                                We activated 129,800 net new lines on our mobile telephony network, bringing our total mobile customer base to 1,153,800 lines.

•                                Videotron received many honourable distinctions in 2018:

•                  Videotron has ranked as one of Canada’s top 100 employers (2019) and Montréal’s top employers (2019) in a prestigious competition that recognizes employers that lead their industries in offering exceptional workplaces for their employees.

•                  Videotron was ranked the most respected telecommunications company in the Province of Québec for the 13th consecutive year in the 2018 Léger-NATIONAL reputation survey.

•                  Videotron was ranked the most respected telecommunications company in the Province of Québec for the 13th consecutive year in the 2018 Léger-NATIONAL reputation survey.  Videotron was also ranked among the top 5 most influential Quebec brands.

•                                On January 7, 2019, Mr. Jean-François Pruneau previously Senior Vice President and Chief Financial Officer of Quebecor Inc since November 2010, was appointed President and CEO of the Corporation succeeding to Ms.Manon Brouillette who resigned as of December 31, 2018.

•                                On September 13, 2018, we announced the launch of Fizz, a dynamic and competitive new brand that delivers mobile service featuring an empowering, fully digital experience and advantageous pricing. Our flagship brand, Videotron, will continue focusing on premium wireless plans and on the business segment, while Fizz will aim to increase market penetration among both digital natives and new mobile users.

•                                On April 18, 2018, Quebecor Content and Club illico announced their intention to finance film production in the Province of Quebec. Since the beginning of 2018, they lead the development of at least three feature films. The goal is to quickly make new content offer available to customers, on all platforms of the group while premiering on Club illico.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

On a transitional basis, and to clarify the impact of the retroactive adoption of IFRS 15, as described under “Changes in accounting policies”, columns have been added to the calculation and reconciliation tables for non-IFRS financial measures, where applicable. Accordingly, those tables also show the calculation and reconciliation of non-IFRS measures in 2018 and 2017, based on the former accounting policies with respect to revenue recognition, i.e. without the adjustments required by adoption of IFRS 15.

Adjusted EBITDA (formerly “Adjusted operating income”)

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, loss on debt refinancing, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 1 below presents a reconciliation of adjusted EBITDA to net income as disclosed in our consolidated financial statements. The consolidated income statement data for the three-month periods ended December 31, 2018 and 2017 is derived from the unaudited consolidated financial statements and are not included in this annual report.

Table 1

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the financial statements

(in millions of dollars)

	Three months ended December 31				Year ended December 31
	With IFRS 15[1]		Excluding IFRS 15[2]		With IFRS 15[1]			Excluding IFRS 15[2]
	2018	2017	2018	2017	2018	2017	2016	2018	2017	2016
Adjusted EBITDA	$425.5	$394.6	$409.1	$386.3	$1,675.8	$1,556.4	$1,508.6	$1,653.3	$1,521.6	$1,442.8
Depreciation and amortization	(166.6)	(179.0)	(166.6)	(179.0)	(662.3)	(650.2)	(594.2)	(662.3)	(650.2)	(594.2)
Financial expenses	(51.3)	(37.5)	(51.3)	(37.5)	(182.0)	(147.7)	(160.5)	(182.0)	(147.7)	(160.5)
Gain (loss) on valuation and translation of financial instruments	0.7	(0.5)	0.7	(0.5)	(0.7)	(3.1)	(2.1)	(0.7)	(3.1)	(2.1)
Restructuring of operations, litigation and other items	(0.1)	(6.6)	(0.1)	(6.6)	(17.2)	(5.8)	(15.9)	(17.2)	(5.8)	(15.9)
Gain on sale of spectrum licences	—	—	—	—	—	330.9	—	—	330.9	—
Loss on debt refinancing	—	—	—	—	—	(5.2)	(7.3)	—	(5.2)	(7.3)
Income taxes	(40.2)	(36.4)	(40.2)	(36.3)	(165.5)	(139.1)	(134.0)	(165.5)	(139.1)	(133.9)
Discontinued operations	1.2	0.5	1.2	0,5	3.8	3.7	1.0	3.8	3.7	1.0
Impact of IFRS 15	—	—	16.4	8.2	—	—	—	22.5	34.8	65.7
Net income	$169.2	$135.1	$169.2	$135.1	$651.9	$939.9	$595.6	$651.9	$939.9	$595.6

1     Non-IFRS measures presented in these columns are calculated based on IFRS 15 new rules, adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies”.

2     Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services, by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF VIDEOTRON

2018/2017 YEAR COMPARISON

Customer Statistics

Revenue-generating units — As of December 31, 2018, the total number of revenue-generating units stood at 5,990,300, an increase of 109,200 (1.9%) in 2018, compared with an increase of 115,700 (2.0%) in 2017.

Mobile telephony — As of December 31, 2018, 1,153,800 lines were activated on our wireless telephony network, an increase of 129,800 (12.7%) in 2018, compared with an increase of 130,100 (14.6%) in 2017.

Cable Internet access — The number of subscribers to cable Internet access services stood at 1,704,500 as at the end of 2018, an increase of 38,000 (2.3%) in 2018, compared with an increase of 53,700 (3.3%) in 2017. Our cable Internet access services household penetration rate (number of subscribers as a proportion of the 2,907,900 total homes passed) was 58.6% as of December 31, 2018, compared with 58.0% as of December 31, 2017.

Cable television — As of December 31, 2018, our combined customer base for cable television services stood at 1,597,300, a decreased of 43,200 (2.6%) in 2018, compared with a decrease of 50,400 (3.0%) in 2017. As of December 31, 2018, our cable network household penetration rate was 54.9%, compared with 57.1% a year earlier.

Cable telephony — The number of cable telephony lines stood at 1,113,900 as at the end of 2018, a decrease of 74,600 (6.3%) in 2018, compared with a decrease of 64,600 (5.2%) in 2017. Our cable telephony services household penetration rate was 38.3% as of December 31, 2018, compared with 41.4% as of December 31, 2017.

Club illico — The number of subscribers to Club illico stood at 420,800 as at the end of 2018, an increase of 59,200 (16.4%) in 2018, compared with an increase of 46,900 (14.9%) in 2017.

Table 2

End-of-year RGUs

(in thousands of units)

	2018	2017	2016	2015	2014
Mobile telephony	1,153.8	1,024.0	893.9	768.6	632.8
Cable Internet	1,704.5	1,666.5	1,612.8	1,568.2	1,537.5
Cable television:
Analog	—	—	103.8	166.3	228.7
Digital	1,597.3	1,640.5	1,587.1	1,570.6	1,553.6
	1,597.3	1,640.5	1,690.9	1,736.9	1,782.3
Cable telephony	1,113.9	1,188.5	1,253.1	1,316.3	1,349.0
Club iIlico	420.8	361.6	314.7	257.5	177.7
Revenue-generating units (RGUs)	5,990.3	5,881.1	5,765.4	5,647.5	5,479.3

2018/2017 Analysis of Results

Revenues: $3,376.5 million, an increase of $94.9 million (2.9%) compared with 2017.

•                                Revenues from mobile telephony services increased by $64.6 million (13.8%) to $534.4 million, essentially due to to an increase in the number of subscriber connections.

•                                Revenues from Internet access services increased by $48.4 million (4.7%) to $1,079.3 million, mainly as a result of higher per-subscriber revenues, reflecting, among other things, the favourable impact of the product mix and increases in some rates, as well as customer growth, partially offset by a decrease in overage charges.

•                                Combined revenues from all cable television services decreased by $12.9 million (1.3%) to $996.7 million, due primarily to the impact of a net decrease in the customer base, the unfavourable product mix and a decrease in video-on-demand and pay-per-view orders, partially offset by higher per-customer revenues due in part to increases in some rates, and by increased revenues from the leasing of digital set-top boxes.

•                                Revenues from cable telephony services decreased by $29.2 million (7.3%) to $368.6 million, mainly because of the impact of the net decrease in subscriber connections and lower long-distance revenues, partially offset by higher per-connection revenues.

•                                Revenues from Club illico increased by $7.3 million (18.4%) to $47.0 million, essentially due to subscriber growth.

•                                Revenues from our business segment increased by $3.4 million (3.2%) to $108.2 million, due primarily to the impact of higher revenues  at Fibrenoire Inc. (“Fibrenoire”).

•                                Revenues from customer equipment sales increased by $14.5 million (6.6%) to $233.5 million, mainly because of higher mobile device revenues .

•                                Other revenues decreased by $1.3 million (13.0%) in 2018 to $8.7 million.

Monthly combined Total ABPU: $49.51 in 2018, compared with $48.23 in 2017, an increase of $1.28 (2.7%). This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Mobile ABPU: $53.62 in 2018, compared with $53.23 in 2017, an increase of $0.39 (0.7%).

Adjusted EBITDA: $1,675.8 million in 2018, an increase of $119.4 million (7.7%).

•                                This increase was primarily due to:

•                 net revenue growth, as detailed above;

•                 decrease of roaming charges following a CRTC decision rendered in the first quarter of 2018; and

•                 decrease in operating expenses mainly related to engineering, administrative and IT costs.

Purchase of goods and services, expressed as a percentage of revenues: 39.0% in 2018, compared with 40.8% in 2017.

•                                Purchase of goods and services expenses as a proportion of revenues decreased, primarily due to fixed-cost base, which does not fluctuate in sync with revenue growth.

Employee costs, expressed as a percentage of revenues: 11.4% in 2018, compared with 11.8% in 2017.

Depreciation and amortization charge: $662.3 million in 2018, an increase of $12.1 million (1.9%) over 2017. The increase was due to an increase in assets related to our wireless and wireline networks and IT systems.

Financial expenses (primarily comprised of interest on long-term debt): $182.0 million in 2018, an increase of $34.3 million (23.2%) over 2017.

The increase was mainly due to:

•                 $19.0 million increase in interest on long term debt, mainly due to higher average indebtedness;

•                 $13.1 million decrease in interest revenue from our subordinated loan to our parent corporation; and

•                 $4.3 million unfavourable variance in gains and losses on foreign currency translation of short-term monetary items.

Partially offset by:

•                 $2.6 million favourable variance in other interest, mainly due to interest revenues on cash-on-hand.

Loss on valuation and translation of financial instruments: Loss of $0.7 million in 2018, compared with a loss of $3.1 million in 2017, a favourable variance of $2.4 million mainly due to a favourable fluctuation in the fair value of financial instruments under fair value hedging relationships.

Restructuring of operations, litigation and other items: Charge of $17.2 million recorded in 2018, compared with a charge of $5.8 million in 2017, an unfavourable variance of $11.4 million.

•                                In 2018, a $12.9 million impairment charge was recognized in connection with IT projects;

•                                In 2018, a $4.3 million charge was recognized in connection with charges related to the decommissioning of our analog network and labour-cost reduction initiatives;

•                                In 2017, a $5.8 million charge was recognized in connection with developments in legal disputes, labour-cost reduction initiatives, and charges related to the decommissioning of our analog network.

Gain on sale of spectrum licences: Nil in 2018, compared with a gain of $330.9 million in 2017.

•                                On July 24, 2017, the Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw Communications Inc. (“Shaw”) for a cash consideration of $430.0 million, resulting in a gain on disposal of $243.1 million, including $121.6 million without any tax consequences.

•                                On June 20, 2017, the Corporation sold its AWS-1 spectrum licence in the Toronto region to Rogers Communications Inc. (“Rogers”) for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013, resulting in a gain on disposal of $87.8 million, including $43.9 million without any tax consequences.

•                                These transactions resulted in the recognition of $44.4 million in tax benefits as they were carried out through tax consolidation arrangements with Quebecor Media, thereby reducing the Corporation’s income tax payments.

Loss on debt refinancing: Nil in 2018, compared with a loss of $5.2 million in 2017.

•                                In accordance with a notice issued on March 31, 2017, the Corporation redeemed, on May 1, 2017, all of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021, in an aggregate principal amount of $125.0 million, at a redemption price of 103.438% of their principal amount. A $5.2 million loss was recorded in the consolidated statement of income of 2017 in connection with this redemption.

Income tax expense: $165.5 million (effective tax rate of 20.3%) in 2018, compared with $139.1 million (effective tax rate of 12.9%) in 2017.

•                                The increase of $26.4 million was mainly due to:

•                 $47.5 million increase due to non-taxable items and non-deductible charges;

•                 $46.8 million increase due to changes in tax consolidation arrangements with our parent corporation; and

•                 $2.7 million unfavourable variance related to change in benefit arising from the recognition of current and prior year tax losses.

Partially offset by:

•                  $70.8 million related to a decrease in taxable income.

Net income attributable to shareholder: $651.9 million, a decrease of $288.0 million (30.6%).

•                                The decrease was mainly due to:

•                 $330.9 million gain on sale of spectrum licences in 2017, including $165.5 million without any tax consequences;

•                  $34.3 million increase in financial expenses;

•                  $26.4 million increase in income taxes;

•                  $12.1 million increase in depreciation and amortization charge; and

•                  $11.4 million unfavourable variance in restructuring of operations, litigation and other items.

Partially offset by:

•                 $119.4 million increase in adjusted EBITDA;

•                 $5.2 million loss on debt refinancing in 2017; and

•                 $2.4 million favourable variance in loss on valuation and translation of financial instruments.

2018/2017 Fourth Quarter Comparison

Customer statistics

Revenue-generating units — 34,400 (0.6%) unit increase in the fourth quarter of 2018, compared with an increase of 34,900 (0.6%) in the same period of 2017.

Mobile telephony services — As of December 31, 2018, 1,153,800 lines were activated on our mobile telephony services, an increase of 33,100 (3.0%) in the quarter, compared with an increase of 33,700 (3.4%) in the same period of 2017.

Cable Internet access services — The number of subscribers to cable Internet access services stood at 1,704,500 as at the end of the fourth quarter of 2018, an increase of 7,000 (0.4%) in the quarter, compared with an increase of 12,400 (0.7%) in the same period of 2017.

Cable television services — The combined customer base for cable television services decreased by 6,400 (0.4%) in the fourth quarter of 2018, compared with a decrease of 8,500 (0.5%) in the same period of 2017.

Cable telephony services — The number of cable telephony lines stood at 1,113,900 as at the end of the fourth quarter of 2018, a decrease of 17,200 (1.5%) in the quarter, compared with a decrease of 16,900 (1.4%) in the same period of 2017.

Club illico — The number of subscribers to Club illico stood at 420,800 as at the end of the fourth quarter of 2018, an increase of 17,900 (4.4%) in the quarter, compared with an increase of 14,200 (4.1%) during the same period of 2017.

2018/2017 Fourth Quarter Analysis of Results

Revenues: $864.7 million, an increase of $24.5 million (2.9%) compared with the fourth quarter of 2017.

•                                Revenues from mobile telephony services increased by $16.0 million (13.0%) to $139.5 million, essentially due to subscriber growth.

•                                Revenues from Internet access services increased by $11.0 million (4.2%) to $274.1 million. The favourable variance was mainly due to subscriber plans mix, subscriber growth and rate increases.

•                                Revenues from cable television services decreased by $4.4 million (1.7%) to $249.0 million. This decrease was primarily due to the net erosion of our customer base and subscriber plans mix, however partially offset by higher revenues from the leasing of digital set-top boxes and rate increases.

•                                Revenues from cable telephony service decreased by $7.0 million (7.2%) to $89.8 million, mainly due to the net erosion of our customer base and lower long-distance revenues.

•                                Revenues from Club illico increased by $1.5 million (13.9%) to $12.3 million, essentially due to customer growth.

•                                Revenues from our business segment increased by $0.6 million (2.3%) to $26.9 million, mainly due to revenue growth from Fibrenoire.

•                                Revenues from equipment sales increased by $7.2 million (11.3%) to $70.9 million, mainly due to higher revenue per mobile device and higher sales of mobile devices.

•                                Other revenues decreased by $0.5 million (19.2%) in the fourth quarter to $2.1 million.

Monthly combined Total ABPU : $49.84 in the fourth quarter of 2018, compared with $48.90 in the same period of 2017, an increase of $0.94 (1.9%). This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Mobile ABPU: $53.25 in the fourth quarter of 2018, compared with $53.56 in the same period of 2017, a decrease of $0.31 (0.6%), mainly attributed to a larger proportion of BYOD customers, multi-line packages and the launch of Fizz.

Adjusted EBITDA: $425.6 million in the fourth quarter of 2018, an increase of $31 million (7.9%) compared to the same quarter of 2017.

•                                This increase was primarily due to:

•                 net revenue growth, as detailed above; and

•                 decrease in operating expenses mainly related to favourable retroactive adjustments to certain regulatory charges and lower engineering and IT costs.

Purchase of goods and services, expressed as a percentage of revenues: 39.8% in 2018, compared with 41.5% in 2017.

Employee costs, expressed as a percentage of revenues: 11.0% in 2018, compared with 11.5%in 2017.

Depreciation and amortization charge: $166.6 million, a decrease of $12.4 million (6.9%), compared with the quarter of 2017. The decrease was due to the impact of changes to the depreciation period for some network components recorded in the fourth quarter of 2017.

Financial expenses (primarily comprised of interest on long-term debt): $51.3 million in 2018, an increase of $13.8 million (37.1%) compared with the same quarter of 2017.

The increase was mainly due to:

•                 $5.6 million increase in interest on long term debt, mainly due to higher average indebtedness;

•                 $4.6 million decrease in interest revenue from our subordinated loan to our parent corporation;

•                 $1.6 million unfavourable variance in other interest, mainly due to interest revenues on cash-on-hand; and

•                 $1.4 million unfavourable variance in gains and losses on foreign currency translation of short-term monetary items.

Gain or loss on valuation and translation of financial instruments: $0.7 million gain in the fourth quarter of 2018, compared with a $0.5 million loss in the same quarter of 2017, a favourable variance of $1.2 million mainly due to a favourable fluctuation in the fair value of financial instruments under fair value hedging relationships.

Restructuring of operations, litigation and other items: $0.1 million charge recorded in the fourth quarter of 2018, compared with a $6.6 million charge in the same quarter of 2017, a favourable variance of $6.5 million mainly due to an decrease in charges related to the decommissioning of our analog network.

Income tax expense: $40.2 million (effective tax rate of 19.7%) in the fourth quarter of 2018, compared with $36.4 million (effective tax rate of 21.9%) in the same quarter of 2017.

•                  The increase of $3.8 million was mainly due to:

•                  $9.7 million related to an increase in taxable income;

•                 $1.3 million unfavourable variance related to change in benefit arising from the recognition of current and prior year tax losses; and

•                 $0.5 million unfavourable variance related to other items.

Partially offset by:

•                  $4.1 million decrease due to non-taxable items and non-deductible charges; and

•                 $3.6 million decrease due to changes in tax consolidation arrangements with our parent corporation.

Net income attributable to shareholder: $169.2 million, an increase of $34.1 million (25.2%).

The increase was mainly due to:

•                 $31.0 million increase in adjusted EBITDA;

•                 $12.4 million decrease in depreciation and amortization charge;

•                 $6.5 million favourable variance in restructuring of operations, litigation and other items;

•                 $1.2 million favourable variance in gain or loss on valuation and translation of financial instruments; and

•                 $0.7 million increase in net after tax income from discontinuted activities.

Partially offset by:

•                  $13.9 million increase in financial expenses; and

•                 $3.8 million increase in income taxes expense.

2017/2016 Year Comparison

Customer Statistics

Revenue-generating units — As of December 31, 2017, the total number of revenue-generating units stood at 5,881,100, an increase of 115,700 (2.0%) in 2017, compared with an increase of 117,900 (2.1%) in 2016.

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

2017/2016 Analysis of Results

Revenues: $3,281.6 million, an increase of $96.8 million (3.0%) compared with 2016.

•                                Revenues from mobile telephony services increased by $60.2 million (14.7%) to $469.8 million, essentially due to customer growth and higher revenues per line.

•                                Revenues from Internet access services increased by $52.2 million (5.3%) to $1,030.9 million. The favourable variance was mainly due to subscriber plans mix, subscriber growth and rate increases on some packages, partially offset by higher discounts and lower revenues from excess usage.

•                                Revenues from cable television services decreased by $14.7 million (1.4%) to $1,009.6 million. This decrease was primarily due to the net erosion of our customer base, subscriber plans mix and higher discounts, however partially offset by higher revenues from the leasing of digital set-top boxes and rate increases.

•                                Revenues from cable telephony services decreased by $27.0 million (6.4%) to $397.8 million, mainly due to the net erosion of our customer base and lower long-distance revenues.

•                                Revenues from Club illico increased by $8.3 million (26.4%) to $39.7 million, essentially due to customer growth.

•                                Revenues from our business segment increased by $5.6 million (5.6%) to $104.8 million, mainly due to revenue growth from Fibrenoire.

•                                Revenues from equipment sales increased by $12.1 million (5.8%) to $219.0 million, mainly due to higher sales of mobile devices.

•                                Other revenues increased by $0.1 million (1.0%) in 2017 to $10.0 million.

Monthly combined Total ABPU: $48.23 in 2017, compared with $46.75 in 2016, an increase of $1.48 (3.2%). This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Mobile ABPU: $53.23 in 2017, compared with $51.23 in 2016, an increase of $2.00 (3.9%).

Adjusted EBITDA: $1,556.4 million in 2017, an increase of $47.8 million (3.2%).

•                                This increase was primarily due to:

•                 revenue increase, as detailed above;

Partially offset by:

•                 increase in operating expenses mainly related to engineering and IT costs.

Purchase of goods and services, expressed as a percentage of revenues: 40.8% in 2017, stable compared to 2016.

Employee costs, expressed as a percentage of revenues: 11.8% in 2017, stable compared to 2016.

Depreciation and amortization charge: $650.2 million in 2017, an increase of $56.0 million (9.4%) over 2016. The increase was due to an increase in assets related to our wireless and wireline networks and IT systems, as well as a change in estimate of useful life on some network components.

Financial expenses (primarily comprised of interest on long-term debt): $147.7 million in 2017, a decrease of $12.8 million (8.0%) over 2016.

•                                The decrease was mainly due to:

•                 $13.9 million in interest revenue from our subordinated loan to our parent corporation;

•                 $2.8 million favourable variance in other interest, mainly due to interest revenues on cash-on-hand; and

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

Restructuring of operations, litigation and other items: Charge of $5.8 million recorded in 2017, compared with a charge of $15.9 million in 2016, a favourable variance of $10.1 million.

•                                In 2017, a $5.8 million charge was recognized in connection with developments in legal disputes, labour cost reduction initiatives, and the decommissioning of our analog network.

•                                In 2016, a $15.9 million charge was recognized in connection with labour cost reduction initiatives, and the gradual decommissioning of our analog network.

Gain on sale of spectrum licences: $330.9 million in 2017.

•                                On July 24, 2017, the Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw  for a cash consideration of $430.0 million, resulting in a gain on disposal of $243.1 million, including $121.6 million without any tax consequences.

•                                On June 20, 2017, the Corporation sold its AWS-1 spectrum licence in the Toronto region to Rogers Communications Inc. for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013, resulting in a gain on disposal of $87.8 million, including $43.9 million without any tax consequences.

•                                These transactions resulted in the recognition of $44.4 million in tax benefits as they were carried out through tax consolidation arrangements with Quebecor Media, thereby reducing the Corporation’s income tax payments.

Loss on debt refinancing: $5.2 million in 2017, compared with $7.3 million in 2016.

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

Income tax expense: $139.1 million (effective tax rate of 12.9%) in 2017, compared with $134.0 million (effective tax rate of 18.4%) in 2016.

•                                The increase of $5.1 million was mainly due to:

•                 $92.4 million related to an increase in taxable income; and

•                  $6.4 million related to a one-time reduction in deferred tax balances recorded in 2016 due to a change in substantively enacted tax rates.

Partially offset by:

•                  $50.3 million decrease due to non-taxable gains and non-deductable charges;

•                  $41.7 million decrease due to changes in tax consolidation arrangements with our parent corporation; and

•                  $2.2 million decrease due to change in benefit arising from the regognition of current and prior tax losses.

Net income attributable to shareholder: $939.9 million, an increase of $344.3 million (57.8%).

•                                The increase was mainly due to:

•                 $330.9 million gain on sale of spectrum licences;

•                 $47.8 million increase in adjusted EBITDA;

•                  $12.8 million decrease in financial expenses;

•                  $10.1 million favourable variance in restructuring of operations, litigation and other items;

•                  $2.7 million increase in net income (after tax) from discontinued activities; and

•                  $2.1 million favourable variance in loss on debt refinancing.

Partially offset by:

•                 $56.0 million increase in depreciation and amortization charges;

•                 $5.1 million increase in income taxes; and

•                 $1.0 million unfavourable variance in gain or loss on valuation and translation of financial instruments.

CASH FLOW AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date. This section should be read in conjunction with the discussions on trends under “Trend Information” above, on the Corporation’s risk factors under “Item 3. Key Information — B. Risk Factors” below and on the Corporation’s financial risks under “Financial Instruments and Financial Risk Management” below.

Operating activities

2018 Financial Year

Cash flows provided by operating activities: $1,496.5 million in 2018, compared with $1,262.2 million in 2017, an increase of $234.3 million (18.6%).

•                                The increase was mainly due to:

•                 $301,0 million favourable variance in non-cash balances related to operations, mainly due to a favourable net variation in accounts payable and accrued charges, in income taxes payable, in contract assets, in prepaid expenses, in inventories and other;

•                 $119.4 million increase in adjusted EBITDA.

Partially offset by:

•                 $148.7 million increase in current income tax expenses; and

•                 $34.4 million increase in the cash portion of financial expenses.

Working capital: Negative $316.0 million as of December 31, 2018, compared with $630.0 million as of December 31, 2017. The difference is mainly explained by a reduction of paid-up capital of the Corporation paid in part with cash on hand.

2017 Financial Year

Cash flows provided by operating activities: $1,262.2 million in 2017, compared with $1,240.8 million in 2016, an increase of $21.4 million (1.7%).

•                                The increase was mainly due to:

•                 $157.2 million decrease in current income tax expenses;

•                 $47.8 million increase in adjusted EBITDA;

•                 $13.3 million decrease in the cash portion of financial expenses; and

•                 $10.1 million decrease in restructuring of operations, litigation and other items.

Partially offset by:

•                  $207.8 million unfavourable variance in non-cash balances related to operations, mainly due to an unfavourable net variation in income taxes payable, in accounts payable and accrued charges, in inventories and in accounts payable and receivables with corporations under common control.

Working capital: $630.0 million as of December 31, 2017, compared with negative $334.6 million as of December 31, 2016. The difference is mainly explained by the cash proceeds from the sale of spectrum licences to Rogers and Shaw, the disbursement of income tax instalments related to the 2016 fiscal year and cash generated through the Corporation’s operating activities.

Investing Activities

2018 Financial Year

Additions to fixed assets: $516.7 million in 2018, compared with $570.8 million in 2017. The decrease is mainly explained by lower investments in our wireline and wireless networks.

Additions to intangible assets: $190.2 million in 2018, compared with $132.3 million in 2017. The increase is mainly explained by significant investments made on the IPTV project and IT systems.

Proceeds from the disposal of assets: $5.6 million in 2018, compared with $619.9 million in 2017.

•                  On June 20, 2017, the Corporation sold its AWS-1 spectrum licence in the Toronto region to Rogers for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013. The sale resulted in a gain on disposal of $87.8 million.

•                  On July 24, 2017, the Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw for a cash consideration of $430.0 million. The sale resulted in a gain on disposal of $243.1 million.

Business acquisition: $1.3 million inflows in 2018, compared with $5.6 million outflows in 2017. These amounts are related to closing adjustments and payment of purchase price balance pursuant to our 2016 purchase of Fibrenoire.

2017 Financial Year

Additions to fixed assets: $570.8 million in 2017, compared with $613.6 million in 2016. The decrease is mainly explained by lower investments in our LTE wireless network.

Additions to intangible assets: $132.3 million in 2017, compared with $125.5 million in 2016. The increase is mainly explained by acquisitions of software, licences and investments made on our various IT systems and platforms.

Proceeds from the disposal of assets: $619.9 million in 2017, compared with $3.4 million in 2016.

•                  On June 20, 2017, the Corporation sold its AWS-1 spectrum licence in the Toronto region to Rogers for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013. The sale resulted in a gain on disposal of $87.8 million.

•                  On July 24, 2017, the Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw for a cash consideration of $430.0 million. The sale resulted in a gain on disposal of $243.1 million.

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

Financing Activities

2018 Financial Year

Consolidated debt (long-term debt plus bank indebtedness): $957.6 million increase in 2018.

•                                Summary of debt increases in 2018:

•                  $738.5 million increase in drawings under our revolving credit facilities;

•                  $216.7 million unfavourable impact of exchange rate fluctuations. This increase in long-term debt is offset by an increase in the asset (or a decrease in the liability) related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”; and

•                  $8.3 million net change in bank indebtedness.

•                                Summary of debt decreases during the same period:

•                 repayment of $5.4 million of borrowings under our export financing facility; and

•                 $3.4 million change in the fair value related to hedged interest rate risk.

•                  On November 26, 2018, the Corporation amended its secured revolving credit facility by increasing it from $965.0 million to $1.50 billion, extending the maturity date to July 2023 and changing certain conditions and terms of the facility.

Assets and liabilities related to derivative financial instruments: Net asset of $465.0 million as of December 31, 2018, compared with a net asset of $259.0 million as of December 31, 2017, a $206.0 million favourable variance. The variance was mainly due to the favourable net impact of exchange rate.

Dividends: Net decrease of $182.0 million in common dividends to our parent corporation in 2018 compared with 2017.

•          On November 26, 2018, the Corporation amended its secured revolving credit facility, increasing it from $965.0 million to $1.50 billion and extending its term to July 2023. Certain conditions related to the credit facility were also amended.

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

•                                In May 2017, the Corporation transferred all then existing commitments under its unsecured revolving credit facility to its secured revolving credit facility, hence increasing its secured facility from $630.0 million to $965.0 million and terminating its unsecured facility.

Assets and liabilities related to derivative financial instruments: Net asset of $259.0 million as of December 31, 2017, compared with a net asset of $417.8 million as of December 31, 2016, a $158.8 million unfavourable variance. The variance was mainly due to the unfavourable impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments.

Dividends: Net decrease of $13.0 million in cash distributions to our parent corporation in 2017 compared with 2016.

Financial Position as of December 31, 2018

Net available liquid assets: $749.0 million for the Corporation and its wholly owned subsidiaries, consisting of $757.3 million in unused availabilities under credit facilities, less bank indebtedness of $8.3 million.

Uses of Liquidity and Capital Resources

Our principal liquidity and capital resource requirements consist of:

•                                capital expenditures to maintain and upgrade our network in order to support the growth in our customer base and the launch and expansion of new or additional services, including the expansion and upgrade of our wireless and wireless networks;

•                                servicing and repayment of debt;

•                                tax consolidation arrangements; and

•                                distributions to our shareholder.

Capital expenditures: $706.9 million in 2018, an increase of $3.8million (0.5%) compared with 2017.

•                                The decrease was mainly due to:

•                 lower investments in our LTE wireless network.

Table 3

Additions to fixed and intangible assets

(in millions of dollars)

	2018	2017	2016
Customer premises equipment	$214.0	$228.8	$231.7
Scalable infrastructure	203.3	205.0	238.5
Line extensions	86.1	50.1	62.3
Upgrade/rebuild	51.6	58.8	67.4
Support capital and other	151.9	160.4	139.2
Total additions to fixed and intangible assets	$706.9	$703.1	$739.1

Consolidated long-term debt (long-term debt plus bank indebtedness): $4,227.9 million as of December 31, 2018, an increase of $957.6 million; $206.0 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of December 31, 2018, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 4

Minimum principal payments on Videotron’s long-term debt

12 months ending December 31

(in millions of dollars)

2019	$—
2020	—
2021	—
2022	1,091.0
2023	742.0
2024 and thereafter	2,411.4
Total	$4,244.4

The weighted average term of Videotron’s consolidated debt was approximately 5.8 years as of December 31, 2018, compared to 7.0 years as of December 31, 2017. As of December 31, 2018, after taking into account the hedging instruments, the debt consisted of approximately 75.8% fixed-rate debt, compared to 94.1% as of December 31, 2017, and 24.2% floating-rate debt, compared to 5.9% as of December 31, 2017.

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

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted EBITDA). As of December 31, 2018, the Corporation was in compliance with all required financial ratios.

Servicing and Repayment of Debt: Cash interest payments of $181.3 million in 2018, an increase of $28.4 million compared with 2017.

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

On November 30, 2018, 9346-9963 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 795,000 preferred shares, Series C for a total cash consideration of $795.0 million, and settled cumulative unpaid dividends of $34.1 million. On the same day, the Corporation used the total proceeds of $795.0 million to repay its subordinated loans contracted from Quebecor Media Inc.

On January 25, 2019, the Corporation issued 162,640 common shares to Quebecor Media for a cash consideration of $150.0 million

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries, on terms equivalent to those that prevail on an arm’s length basis and accounted for at the consideration agreed between parties.

Distributions to our shareholder: We paid $50.0 million in common dividends to our shareholder, Quebecor Media, in the fourth quarter of 2018 ($85.0 million in the fourth quarter of 2017). For the year ended December 31, 2018, we paid $113.0 million in common dividends to our shareholder, compared with $295.0 million in 2017. We expect to make cash distributions to our shareholder in the future, as determined by our Board of Directors, and within the limits set by the terms of our indebtedness and applicable laws.

Corporate reorganization

On January 3, 2018, Quebecor Media Inc. transferred all of its 172,516,829 shares in the Corporation in the amount of $132.4 million to a newly fully owned subsidiary, 9370-5762 Québec Inc. in exchange for i) a convertible promissory note for a value of $3,908.6 million that is convertible into 3,908,569.822 common shares of 9370-5762 Québec Inc. and ii) 6,636,391 common shares of 9370-5762 Québec Inc. The following day the Corporation was merged with 9370-5762 Québec Inc. The new merged Corporation continues to operate under the name of Videotron Ltd. Since this transaction resulted in no substantive changes in the parent corporation reporting group, the transaction was accounted for using the continuity of interest method. Under this method, all figures of the Corporation reflect the carrying values of the two merged entities.

On January 8, 2018, the convertible promissory note was converted into 3,908,569.822 common shares of the Corporation.

This corporate reorganization resulted in an increase of $3,776.2 million of capital stock and a decrease of retained earnings by the same amount.

Reduction of paid-up capital

During the respective three-month and twelve-month periods ended December 31, 2018, the Corporation made reductions of its paid up capital for total cash considerations of $157.0 million and $2,588.1 million.

Subsequent event on January 17, 2019, the Corporation reduced its paid-up capital for a cash consideration of $45.0 million.

Participation in 600 MHz spectrum auction

In December 2018, Videotron qualified as a bidder in the auction for spectrum licences in the 600 MHz band announced by ISED. The auction is scheduled to commence on March 12, 2019.

In December 2018, Videotron contracted new unsecured on-demand credit facilities under which letters of credit were issued and submitted to ISED as a pre-auction deposit, with the application to bid. The submission of these letters of credit did not have the effect of reducing the Corporation’s net available liquidity. In accordance with the rules of confidentially established by ISED respecting restrictions on communications during the auction process, it is strictly forbidden for the Corporation to disclose the amount of these letters of credit. Videotron may withdraw the letters of credit at any time prior to the opening of the auction.

The full licensing framework for spectrum in the 600 MHz band published by ISED, including the method used to determine the amount of the pre-auction deposit, is available on the ISED website at http://www.ic.gc.ca/eic/site/smt-gst.nsf/eng/h_sf11331.html

Analysis of Consolidated Balance Sheets as of December 31, 2018

Table 5

Consolidated Balance Sheets of Videotron

Analysis of significant variances between December 31, 2018 and December 31, 2017

(in millions of dollars)

	December 31, 2018	December 31, 2017	Variance	Variance detail
Assets
Cash and cash equivalents	$1.1	$815.8	814.7	Reduction of paid-up capital of the Corporation paid in part with cash on hand
Assets held for sale[2]	95.0	—	95.0	Net assets related to the sale of 4Degrees
Investments	1,595.0	—	1,595.0	Investment in preferred shares of an affiliated corporation for tax consolidation purposes
Fixed assets	3,120.9	3,257.4	(136.5)	Amortization expense less capital expenditure
Intangible assets	1,059.6	908.0	151.6	Investments made on our IPTV project
Goodwill	515.0	535.9	(20.9)	Reclassification to assets held for sale, and adjustement of business acquisition cost
Derivative financial instruments[1]	465.0	259.0	206.0	See “Financing Activities” above
Subordinated loan to parent corporation	—	342.0	(342.0)	Loan reimbursed on January 16, 2018
Liabilities
Accounts payable and accrued charges	593.0	491.9	101.1	Impact of current variances in activity
Income taxes payable (receivable)	120.2	(27.2)	147.4	Recognition of tax benefits in 2018
Long-term debt, including short-term portion and bank indebtedness	4,227.9	3,270.3	957.6	See “Financing Activities” above
Subordinated loan from parent corporation	1,595.0	—	1,595.0	Loan issued by parent-coporation.
Deferred income taxes	740.2	719.3	20.9	Net deferred income tax charges recorded in net income or other comprehensive income.

1 Long-term assets less long-term liabilities

2 Net of liabilities

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As of December 31, 2018, material contractual obligations included: capital repayment and interest payments on long-term debt, obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments, operating lease arrangements and capital asset purchases and other commitments. Table 6 below shows a summary of our contractual obligations.

Table 6

Contractual obligations of the Corporation as of December 31, 2018

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Contractual obligations[1]
Accounts payable and accrued charges	$593.0	$593.0	$—	$—	$—
Amounts payable to affiliated corporations	41.5	41.5	—	—	—
Bank credit facility	742.0	—	—	742.0	—
5% Senior Notes due July 15, 2022	1,091.0	—	—	1,091.0	—
5 3/8% Senior Notes due June 15, 2024	818.2	—	—	—	818.2
5 5/8% Senior Notes due June 15, 2025	400.0	—	—	—	400.0
5 3/4% Senior Notes due January 15, 2026	375.0	—	—	—	375.0
5 1/8% Senior Notes due April 15, 2027	818.2	—	—	—	818.2
Interest payments[2]	1,105.0	148.2	384.6	330.6	241.6
Derivative financial instruments[3]	(461.2)	—	—	(291.5)	(169.7)
Operating lease commitments	144.0	40.7	45.0	25.6	32.7
Services and capital equipment commitments	622.9	118.3	171.8	113.7	219.1
Total contractual cash obligations	$6,289.6	$941.7	$601.4	$2,011.4	$2,735.1

1    Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

2     Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2018.

3     Estimated future receipts, net of disbursements, related to foreign exchange hedging using derivative financial instruments.

Significant commitments included in Table 6

The Corporation leases sites for its wireless network under operating lease contracts, and it has signed a set of service sharing and exchange agreements with Rogers, including a 20-year agreement to build out and operate a shared LTE wireless network in the Province of Québec and in the Ottawa Region. Also, the Corporation has signed an agreement with Comcast Corporation to deploy an innovative IP television service. As of December 31, 2018, a total commitment of $608.9 million was outstanding under those agreements.

Pension plan contributions

The expected employer contributions to the Corporation’s defined benefit pension plans and postretirement benefits plans will be $24.6 million in 2019 based on the most recent financial actuarial reports filed (contributions of $25.0 million were paid in 2018).

Related Party Transactions

In addition to the related party transactions disclosed elsewhere in this annual report, the Corporation entered into the following transactions with affiliated corporations and the parent corporation. These transactions were accounted for at the consideration agreed between parties:

Table 7

Related party transactions

(in millions of dollars)

	2018	2017	2016

Ultimate parent and parent corporation :
Revenues	$0.6	$0.5	$0.5
Purchase of goods and services	9.3	8.7	8.0
Operating expenses recovered	(0.4)	(0.3)	(0.8)

Corporations under common control :
Revenues	5.0	5.5	5.9
Purchase of goods and services	105.5	103.5	104.2
Operating expenses recovered	(1.2)	(2.3)	(1.3)

Off-Balance Sheet Arrangements

Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual value of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. As of December 31, 2018, the maximum exposure with respect to the guarantees was $14.5 million and no liability has been recorded in the consolidated balance sheet.

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

Guarantees related to our bank credit facilities

The bank credit facility provides for a $1,500.0 million secured revolving credit facility that matures in July 2023. The revolving credit facility bears interest at Bankers’ acceptance rate, U.S. London Interbank Offered Rate (“LIBOR”), Canadian prime rate or U.S. prime rate, plus a margin, depending on the Corporation’s leverage ratio. The bank credit facility is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and most of its wholly owned subsidiaries. As of December 31, 2018, the bank credit facility was secured by assets with a carrying value of $7,639.2 million ($6,665.7 million in 2017). The bank credit facility contains covenants such as maintaining certain financial ratios, limitations on the Corporation’s ability to incur additional indebtedness, pay dividends, or make other distributions. As of December 31, 2018, an amount of $742.0 million had been drawn on the secured revolving credit facility (no amount in 2017 while $5.4 million was outstanding in 2017 on an export financing facility that matured in June 2018).

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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, long-term investments, bank indebtedness, trade payables, accrued charges, long-term debt, and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

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

Description of Derivative Financial Instruments

Table 8

Foreign exchange forward contracts as of December 31, 2018

(in millions of dollars)

Maturity	Canadian dollar average exchange rate per one U.S. dollar	Notional amount sold	Notional amount bought

Less than 1 year	1.3056	$165.6	US $	126.8

Table 9

Cross-currency interest rate swaps as of December 31, 2018

(in millions of dollars)

	Hedging instrument
Hedged item	Period covered	Notional amount		Annual interest rate on notional amount in Canadian dollars	Canadian dollar exchange rate on interest and capital payments per one U.S. dollar

5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
				Bankers’ acceptances 3 months
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	+ 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$	600.0	4.82%	1.3407
				Bankers’ acceptances 1 month
US$ drawing on revolver facility	2018 to 2019	US$	160.0	+0.42%	1.3417

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The losses on valuation and translation of financial instruments for the years ended December 31, 2018, 2017 and 2016 are summarized in the following table.

Table 10

Loss on valuation and translation of financial instruments

(in millions of dollars)

	2018	2017	2016

Loss on the ineffective portion of fair value hedges	$0.7	$2.9	$2.0
Loss on embedded derivatives related to long-term debt	—	0.2	(0.1)
Loss on reversal of embedded derivatives upon debt redemption	—	—	0.2
	$0.7	$3.1	$2.1

A loss of $6.7 million was recorded under “Other comprehensive income” in 2018 in relation to cash flow hedging relationships (gain of $35.2 million in 2017 and loss of $18.3 million in 2016).

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

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2018 and 2017 are as follows:

Table 11

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	2018		2017
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(4,244.4)	$(4,210.8)	$(3,294.6)	$(3,492.1)
Derivative financial instruments[2]
Foreign exchange forward contracts	6.8	6.8	(4.5)	(4.5)
Cross-currency interest rate swaps	458.2	458.2	263.5	263.5

1     The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

2     The fair value of the derivative financial instruments designated as cah flow hedges is a net asset position of $418.6 million as of December 31, 2018. ($227.0 million as of December 31, 2017) and the fair value of derivative financial instruments designated as fair value hedges is an asset position of $46.4 million ($32.0 million in 2017).

The fair value of investments in preferred shares of the parent corporation and loans from the parent corporation is equivalent to their initial issuance values since these financial instruments have only been issued as part of transactions carried out for tax consolidation purposes of Quebecor Media and its subsidiaries.

Due to the judgment used in applying a wide range of acceptable techniques and estimates in calculating fair value amounts, fair values are not necessarily comparable among financial institutions or other market participants and may not be realized in an actual sale or on the immediate settlement of the instrument.

Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises principally from amounts receivable from customers, including contract assets.

The carrying amounts of financial assets represent the maximum credit exposure.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2018, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2018, the provision for expected credit losses represented 3.0% of the gross amount of accounts receivable and contract assets (3.0% as of December 31, 2017), while 4.8% of trade receivable were 90 days past their billing date (4.9% as of December 31, 2017).

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2018 and 2017:

Table 12

Changes in Provision for Expected Credit losses

(in millions of dollars)

	2018	2017

Balance as of beginning of year	$14.0	$19.4
Changes in expected credit losses charged to income	17.5	20.0
Asset write-off	(17.5)	(25.4)
Balance as of end of year	$14.0	$14.0

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

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 5.8 years as of December 31, 2018, compared to 7.0 years as of December 31, 2017. (see also “Contractual obligations” above).

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates and/or interest rates will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2018, to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The following table summarizes the estimated sensitivity on income and other comprehensive income, before income tax, of a variance of $0.10 in the year-end exchange rate of a Canadian dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2018 is as follows:

Table 13

Estimated Sensitivity of Variances in Year-end Exchange Rate

(in millions of dollars)

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10
Gain on valuation and translation of financial instruments and derivative financial instruments	$1.3	$26.7

Decrease of $0.10
Loss on valuation and translation of financial instruments and derivative financial instruments	(1.3)	(26.7)

A variance of $0.10 in the 2018 average exchange rate of CAN dollar per one U.S. dollar would have resulted in a variance of $2.4 million on the value of unhedged purchase of goods and services and $4.4 million on the value of unhedged acquisitions of tangible and intangible assets in 2018.

Interest Rate Risk

The Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2018, after taking into account the hedging instruments, long-term debt was comprised of 75.8 % fixed rate debt (94.1% in 2017) and 24.2 % floating rate debt (5.9% in 2017).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2018 was $9.2 million.

The estimated sensitivity on income and on Other comprehensive income, before income taxes, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments, as of December 31, 2018, as per the Corporation’s valuation model, is as follows:

Table 14

Estimated Sensitivity of Variances in the Discount Rate

(in millions of dollars)

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$(2.1)	$(14.9)
Decrease of 100 basis points	2.1	14.9

Capital Management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance and the repayment of debt, the use of cash flows generated by operations, and the level of distributions to the parent corporation. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, derivative financial instruments, and cash and cash equivalents. The capital structure as of December 31, 2018 and 2017 is as follows:

Table 15

Capital Structure of the Corporation

(in millions of dollars)

	December 31, 2018	December 31, 2017
Bank indebtedness	$8.3	$—
Long-term debt	4,219.6	3,270.3
Derivative financial instruments	(465.0)	(259.0)
Cash and cash equivalents	(1.1)	(815.8)
Net liabilities	3,761.9	2,195.5
Equity	$(113.5)	$1,936.0

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, intercompany transactions, and the declaration and payment of dividends or other distributions.

Contingencies and legal disputes

There are a number of legal proceedings against the Corporation and its subsidiaries that are pending. In the opinion of the management of the Corporation, the outcome of those proceedings is not expected to have a material adverse effect on the Corporation’s results or on its financial position.

Critical Accounting Policies and Estimates

Revenue recognition

The Corporation accounts for a contract with a customer only when all of the following criteria are met:

•                                The parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations;

•                                The entity can identify each party’s rights regarding the goods or services to be transferred;

•                                The entity can identify the payment terms for the goods or services to be transferred;

•                                The contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and

•                                It is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services to be transferred to the customer.

The portion of revenues that is invoiced and unearned is presented as “Deferred revenues” in the consolidated balance sheets. Deferred revenues are usually recognized as revenues in the subsequent year.

The Corporation provides services under multiple deliverable arrangements, mainly for mobile contracts in which the sale of mobile devices is bundled with telecommunication services over the contract term. The total consideration from a contract with multiple deliverables is allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation. The total consideration is generally comprised of an upfront fee for the equipment sale and a monthly fee for the telecommunication service. Each performance obligation of multiple deliverable arrangements is then separately accounted for based on its allocated consideration amount.

The Corporation does not adjust the amount of consideration allocated to the equipment sale for the effects of a financing component since this component is not significant

The Corporation recognizes each of its main activities revenues as follows:

•                                Operating revenues from subscriber services, such as cable television, Internet access, cable and mobile telephony, and over-the-top video services are recognized when services are provided;

•                                Revenues from equipment sales to subscribers are recognized when the equipment is delivered;

•                                Operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided; and

•                                Cable connection and mobile activation revenues are deferred and recognized as revenues over the period of time the customer is expected to remain a customer of the Corporation or over the contract term.

When a mobile device and a service are bundled under a single mobile contract, the term of the contract is generally 24 months.

The portion of mobile revenues that is earned without having been invoiced is presented as contract assets in the consolidated balance sheets. Contract assets are realized over the term of the contract.

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

When determining the recoverable amount of an asset or CGU, assessment of the information available at the valuation date is based on management’s judgment and may involve estimates and assumptions. Furthermore, the discounted cash flow method used in determining the recoverable amount of an asset or CGU relies on the use of estimates such as the amount and timing of cash flows, expected variations in the amount or timing of those cash flows, the time value of money as represented by the risk-free rate, and the risk premium associated with the asset or CGU. Therefore, the Judgment used in determining the recoverable amount of an asset or CGU may affect the amount of the impairment loss to be recorded to an asset or CGU, as well as the potential reversal of the impairment charge in the future.

Based on the data and assumptions used in its last impairment test, the Corporation believes that at this time there are no significant amounts of long-lived assets with finite useful lives, or goodwill and intangible assets with indefinite useful lives on its books that present a significant risk of impairment in the near future.

The net book value of goodwill as of December 31, 2018 was $515.0 million, and the net book value of intangible assets with indefinite useful lives as at December 31, 2018 was $475.9 million.

Useful life of spectrum licences

Management has concluded that spectrum licences have an indefinite useful life. This conclusion was based on the analysis of factors such as the Corporation’s financial ability to renew the spectrum licences, the competitive, legal and regulatory landscape, and the future expectations regarding the use of the spectrum licences. The determination that spectrum licences have an indefinite useful life therefore involves judgment, which could have an impact on the amortization charge recorded in the consolidated statements of income if management were to change its conclusion in the future.

Derivative financial instruments and hedge accounting

The Corporation uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Corporation does not hold or use any derivative financial instruments for speculative purposes. Under hedge accounting, the Corporation documents all hedging relationships between hedging instruments and hedged items, as well as its strategy for using hedges and its risk management objective. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges when they qualify for hedge accounting. The Corporation assesses the effectiveness of its hedging relationships at initiation and on an ongoing basis.

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

•                                The Corporation uses interest rate swaps to manage fair value exposure on certain debts resulting from changes in interest rates. These swap agreements require a periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. These interest rate swaps are designated as fair value hedges when they convert the interest rate from a fixed rate to a floating rate, or as cash flow hedges when they convert the interest rate from a floating rate to a fixed rate.

•                                The Corporation has established a hedge ratio of one for one for all its hedging relationships as underlying risks of its hedging derivatives are identical to the hedged item risks.

The Corporation measures and records the effectiveness of its hedging relationships as follows:

•                                For cash flow hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of an hypothetical derivative that simulates the hedged items cash flows.

•                                For fair value hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in fair value of the hedged item attributable to the hedged risk.

•                                Most of the Corporation’s hedging relationships are not generating material ineffectiveness. The ineffectiveness, if any, is recorded in the consolidated statements of income as a gain or loss on valuation and translation of financial instruments.

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

Recognition of a net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the present value of future contributions to the plan to the extent to which the Corporation can unilaterally reduce those future contributions. In addition, an adjustment to the net benefit asset or the net benefit liability can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. The assessment of the amount recoverable in the future and the minimum funding ability, is based on a number of assumptions, including future service costs and reductions in future plan contributions.

The Corporation considers all the assumptions used to be reasonable in view of the information available at this time. However, variances from certain of these assumptions may have a significant impact on the costs and obligations of pension plans and postretirement benefits in future periods.

Stock-based compensation

Stock-based awards to employees that call for settlement in cash, as deferred share units or performance share units, or that call for settlement in cash at the option of the employee, as stock options awards, are accounted for at fair value and classified as a liability.  The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

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

Provisions are reviewed at each balance sheet date and changes in estimates are reflected in the consolidated statements of income in the reporting period in which the changes occur.

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

Contract costs

Incremental costs and direct costs, such as contract, acquisition costs consisting primarily in sales commissions and the cost of connecting subscribers to the Corporation’s telecommunications network are included in contract costs and amortized over the expected duration of the customer’s  service or the term of the contract. Amortized contract costs are included in purchases of goods and services in the consolidated statements of income.

Provision for expected credit losses

The Corporation maintains a provision to cover anticipated credit losses from customers who are unable to pay their debts. The provision is reviewed periodically and it considers the specific credit risk of its customers, the expected lifetime of its financial assets historical trends and economic conditions.

Business acquisition

A business acquisition is accounted for by the acquisition method. The cost of an acquisition is measured at the fair value of the consideration given in exchange for control of the business acquired at the acquisition date. This consideration can be comprised of cash, assets transferred, financial instruments issued, or future contingent payments. The identifiable assets and liabilities of the business acquired are recognized at their fair value at the acquisition date. Results of operations of a business acquired are included in the Corporation’s consolidated financial statements from the date of the business acquisition. Business acquisition and integration costs are expensed as incurred and included as other items in the consolidated statements of income.

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

Contingent considerations

Contingent considerations arising from a business acquisition or disposal are measured for at their fair value. The fair value is estimated based on a present value model requiring management to assess the probabilities that the conditions on which are based the contingent consideration will be met in the future. The assessment of these contingent potential outcomes requires judgment from management and could have an impact on the initial amount of contingent considerations recognized and any subsequent changes in fair value recorded in the consolidated statements of income.

Income taxes

Deferred income taxes are accounted for using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the substantive enactment date. A deferred tax asset is recognized initially when it is probable that future taxable income will be sufficient to use the related tax benefits and may be reduced subsequently, if necessary, to an amount that is more likely than not to be realized.

The assessment of deferred income taxes is judgmental in nature and is dependent on assumptions and estimates as to the availability and character of future taxable income. The ultimate amount of deferred income tax assets realized could be slightly different from that recorded, since it is influenced by the Corporation’s future operating results.

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

CHANGES IN ACCOUNTING POLICIES

(i)                 IFRS 9 — Financial Instruments

On January 1, 2018, the Corporation adopted the new rules under IFRS 9, Financial Instruments, which simplify the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk-management activities undertaken by entities.

Under the new rules, most of financial assets and liabilities of the Corporation are now classified as subsequently measured at amortized cost, except for derivative financial instruments, which are measured at fair value. The Corporation is also using the IFRS 9 expected credit losses method to estimate the provision for expected credit losses on its financial assets.

The adoption of IFRS 9 had no impact on the consolidated financial statements.

(ii)              IFRS 15 — Revenue from Contracts with Customers

On January 1, 2018, the Corporation adopted, on a fully retrospective basis, the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue, and which also require the entity to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model to apply to each contract with a customer.

The adoption of IFRS 15 had significant impacts on the consolidated financial statements, mainly in the Telecommunications segment, with regard to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs, such as the costs to obtain a contract and connection costs.

Under IFRS 15, the total consideration from a contract with multiple deliverables is now allocated to all performance obligations in the contract, based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Telecommunications segment provides mobile devices and services under contracts with multiple deliverables and for a fixed period of time. Under IFRS 15, promotional offers related to the sale of mobile devices, previously accounted for as a reduction in related equipment sales on activation, are now considered in the total consideration to be allocated to all performance obligations. Among other impacts, the adoption of IFRS 15 results in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of these revenues therefore changes under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract remains the same as under the previous rules. The portion of revenues that is earned without having been invoiced is now presented as contract assets in the consolidated balance sheets, which asset is realized during the term of the contract. The long-term portion of contract assets is included in “Other assets” in the consolidated balance sheets. All other types of revenue have not been impacted by the adoption of IFRS 15.

In addition, under IFRS 15, certain costs to obtain a contract, mainly sales commissions, are capitalized and amortized as operating expenses over the period of time the customer is expected to maintain its service or over the contract term. Previously, such costs were expensed as incurred. Also, the capitalization of connection costs is no longer limited to the related connection revenues as under the previous rules. These capitalized costs are included in “Other assets” as contract costs in the consolidated balance sheets.

The adoption of IFRS 15 had no impact on cash flows from operating, investing and financing activities.

The retroactive adoption of IFRS 15 had the following impacts on the comparative consolidated financial figures:

Consolidated statements of income and comprehensive income

(in millions of dollars)

Increase (decrease)	2017	2016

Revenues	$22.5	$52.5
Purchase of goods and services	(12.4)	(13.2)
Deferred income tax expense	9.2	17.4
Net income and comprehensive income attributable to shareholder	$25.7	$48.3

Consolidated balance sheets

(in millions of dollars)

Increase (decrease)	December 31, 2017	December 31, 2016

Other assets:
Contract assets[1]	$183.6	$155.8
Contract costs[2]	92.5	85.5
Deferred income tax liability	73.2	63.9
Retained earnings	203.0	177.3

1    The current portion of contract assets is $132.8 million as of December 31, 2017 and $106.6 million as of December 31, 2016.

2    The current portion of contract costs is $55.9 million as of December 31, 2017 and $49.4 million as of December 31, 2016, and is presented under “Other current assets”.

Recent accounting pronouncements

(i)                 IFRS 16 — Leases is required to be applied retrospectively for annual periods beginning on or after January 1, 2019.

On January 1, 2019, the Corporation adopted a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees will be required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease will be initially measured on a present value basis.

The adoption of IFRS 16 has significant impacts on the consolidated financial statements since the Corporation is engaged in various long-term leases relating to premises and equipment.

Under IFRS 16, most lease charges will be expensed as a depreciation of the right-of-use asset, along with an interest on the related lease liability. Since operating lease charges are currently recognized as operating expenses as they are incurred, the adoption of IFRS 16 will change the timing of the recognition of these lease charges over the term of each lease. It will also affect the classification of expenses in the consolidated statements of income.

Under IFRS 16, principal payments of the lease liability will be presented as financing activities in the consolidated statements of cash flows, whereas under the current standard these payments are presented as operating activities.

The retroactive adoption of IFRS 16 will have the following impacts on the 2018 and 2017 consolidated financial figures:

Consolidated statements of income and comprehensive income

(in million of dollars)

Increase (decrease)	2018	2017

Purchase of goods and services	$(42.1)	$(38.6)
Depreciation and amortization	32.4	30.3
Financial expenses	7.2	8.4
Deferred income tax expense	0.7	(0.0)
Net income and comprehensive income attributable to shareholders	$1.8	$0.1

Consolidated balance sheets

(in million of dollars)

Increase (decrease)	December 31, 2018	December 31, 2017

Right-of-use assets	$101.7	$120.1
Lease liabilities[1]	122.6	143.4
Deferred income tax liability	(5.5)	(6.1)
Retained earnings (deficit)	(15.4)	(17.2)

1  The current portion of lease liabilities is $33.5 million as of December 31, 2018 and $34.9 million as of December 31, 2017.

(ii)              IFRIC 23 - Uncertainty Over Income Tax Treatments is required to be applied retrospectively for annual periods beginning on or after January 1, 2019

IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether or not the relevant tax authorities will accept the Corporation’s tax treatments. The adoption of IFRIC 23 will not have a material impact on the consolidated financial statements.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A-                                   Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers at March 21, 2019:

Name and Municipality of Residence	Age	Position

THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D. Montréal, Québec	80	Director and Chair of the Board

CHANTAL BÉLANGER, FCPA-FCGA (1) Blainville, Québec	67	Director

ANDRÉ P. BROSSEAU (1) Montréal, Québec	57	Director

SYLVIE LALANDE Lachute, Québec	68	Director

NORMAND PROVOST (1) Brossard, Québec	64	Director and Chair of the Audit Committee

JEAN-FRANÇOIS PRUNEAU Montréal, Québec	48	President and Chief Executive Officer

JEAN NOVAK Knowlton, Québec	55	President, Videotron Business Solution

PHILIPPE CLOUTIER Candiac, Québec	44	Senior Vice President and Chief Financial Officer

PIERRE BONIN Montreal West, Québec	56	Chief Information Officer

SYLVAIN BROSSEAU Varennes, Québec	55	Senior Vice President, Operations, Customer Service

MOHAMED DRIF Montréal, Québec	52	Senior Vice President and Chief Network Officer

BERTRAND HÉBERT Boucherville, Québec	52	Senior Vice President and Chief Marketing Officer

ANTOINETTE NOVIELLO Laval, Québec	49	Vice President, Corporate Controller

CAROLINE PAQUET Montréal, Québec	47	Vice President, Marketing and Content

JEAN-FRANÇOIS PARENT Nuns’ Island, Québec	39	Vice President and Treasurer

MARIE-HÉLÈNE PELLETIER Montréal, Québec	49	Vice President, Procurement

Name and Municipality of Residence	Age	Position

MARC M. TREMBLAY Westmount, Québec	58	Corporate Secretary

(1) Member of the Audit Committee

The Right Honourable Brian Mulroney, P.C., C.C., LL.D, Director and Chairman of the Board. Mr. Mulroney was appointed as Director and Chairman of the Board of Videotron on June 19, 2014. He has been a Director of Quebecor Media since January 31, 2001 and director of Quebecor since 1999. He was appointed Chairman of the Board of Quebecor on June 19, 2014 and of Quebecor Media on May 8, 2018. He also acted as Chairman of the Board of Quebecor Media from June 19, 2014 until February 15, 2017. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm Norton Rose Fulbright Canada LLP (formerly Ogilvy Renault LLP) in Montréal, Québec. Prior to that, Mr. Mulroney was the Prime Minister of Canada from 1984 until 1993. Mr. Mulroney practiced law in Montréal and served as President of The Iron Ore Company of Canada before entering politics in 1983. Mr. Mulroney serves as a Director of a number of public corporations, including Acreage Holdings, Inc., Wyndham Worldwide Corporation (New Jersey) and The Blackstone Group LP (New York). He is also Chairman of the International Advisory Board of Barrick Gold Corporation. He is Companion of the Order of Canada as well as Grand Officier de l’Ordre national du Québec.

Chantal Bélanger, Director and member of the Audit Committee. Ms. Bélanger is a Director and member of the Audit Committee of Videotron, Quebecor and Quebecor Media since May 8, 2018. At the Laurentian Bank, where she held various positions from 1986 to 2006, she was Senior Vice President of Personal Banking Services for Quebec, where she previously held the positions of Ombudsman and Director of Internal Audits and Information Systems. She has been a director at Capital régional et coopératif Desjardins since 2012, and at the Société de services financiers Fonds FMOQ Inc. since 2014. She is the Vice President of the Board, Chair of the Internal Audit Committee and the Portfolio Valuation Committee and serves on the Governance and Human Resources Committee at Capital régional et coopératif Desjardins. She chairs the Société de services financiers Fonds FMOQ Audit Committee. She was a director and member of various board committees at Ovivo Inc. from 2011 to 2016, the year it was privatized. She was a director and Chair of the Audit Committee at the Régie des Rentes du Québec from 2009 to 2015 and a director at the Institut des administrateurs de sociétés from 2009 to 2013. She was a director, Chair of the Audit Committee and a member of several committees for the Société des Alcools du Québec from 2002 to 2010. Ms. Bélanger is a fellow of the Quebec CPA Order and holds a certificate in Corporate Governance from the Collège des administrateurs de sociétés at Université Laval. Ms. Bélanger has been the Chair of the Board of the CAS since 2017 and has served on its board since 2016. Ms. Bélanger currently serves as a director, Chair of the Audit Committee and member of the Human Resources and Compensation Committee and of the Corporate Governance Committee of Lassonde Industries Inc.

André P. Brosseau, Director and member of the Audit Committee. Mr. Brosseau is a Director and member of the Audit Committee of Videotron, Quebecor and Quebecor Media since May 12, 2016. He is also a member of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media since May 2017 and is Chairman of the Executive Committee of Quebecor Media since May 2018. Mr. Brosseau is Chairman of the Board and Chief Executive Officer of Du Musee Investments Inc. (formerly Avenue Capital Markets BNB Inc.), a Family Office with private investments in Canada, the United States and Brazil that he founded in 2010. He currently serves as a director, Chairman of the Audit Committee and member of the Compensation Committee of DMD Digital Health Connections Group Inc. Mr. Brosseau also serves as a Director of BlueRush Media Group Corp. He is also a member of the Advisory Committee for the OSMO Foundation and The Notman House. Mr. Brosseau was President for Blackmont Capital Markets in Toronto until June 2009 and then served as Chairman of Quebec Capital Markets until May 2010. From 1994 to 2007, he held various executive positions with CIBC.

Sylvie Lalande, Director. Ms. Lalande is a Director of Videotron since July 2014 and of Quebecor Media since May 2013. She has served as a Director of Quebecor since May 2011. She was appointed as Lead Director of Quebecor and Quebecor Media on November 8, 2017, as Vice Chair on May 8, 2018 and as Chair of the Human Resources and Corporate Governance Committee on May 12, 2016. She is a Director of TVA Group since December 2001, and was appointed as Chair of the Board on March 10, 2014. She has also served as Chair of the Human Resources and Corporate Governance Committee of TVA Group since May 2013. Ms. Lalande held several senior positions in the media, marketing, communication marketing and company communications sectors. Until October 2001, she was Chief Communications Officer of Bell Canada. From 1994 to 1997, she was President and Chief Executive Officer of UBI Consortium, a consortium formed to develop and manage interactive and transactional communication services. From 1987 to 1994, she occupied several senior positions within TVA Group and Le Groupe Vidéotron ltée. Ms. Lalande began her career in the radio industry, after which she founded her own consultation firm. In 2006, Ms. Lalande earned a degree in corporate governance from the Collège des administrateurs de sociétés. Ms. Lalande was, until September 2016, a Director and Chair of the Corporate Governance and Human Resources Committee and Lead Director of Ovivo Inc. From November 2013 to September 2017, Ms. Lalande was Chair of the Board of the Collège des administrateurs de sociétés (CAS) of Université Laval She was appointed Chair of the Board of Capital régional et coopératif Desjardins in April 2017.

Normand Provost, Director and Chair of the Audit Committee. Mr. Provost is a Director of Videotron since June 2014. He has served as a Director of Quebecor Media since July 2004 and a Director of Quebecor since May 2013. He has also served as a member of the Audit Committee of Videotron, Quebecor and Quebecor Media since June 2014 and as Chair since May 2018. From May 2014 to December 2015, Mr. Provost was Assistant to the President of Caisse de dépôt et placement du Québec (CDPQ), one of the largest institutional fund managers in Canada and North America. Mr. Provost joined CDPQ in 1980 and has held various management positions during his time there. He served as President of CDP Capital Americas from 1995 to 2003. He also served as Executive Vice President, Private Equity, of CDPQ from October 2003 until May 2014. In addition to his responsibilities in the investment sector, Mr. Provost served as Chief Operations Officer of CDPQ from April 2009 to March 2012. Mr. Provost is a Director of the Fondation de l’Entrepreneurship. Since January 2018, he also serves as director of Investissement Québec and is the Chairman of its Risk Management Committee. In addition, he sits on the Supervisory Board and on the Compensation and Human Resources Committee of Groupe Kéolis S.A.S. Since March 2015, Mr. Provost also sits on the Board of Directors and is Chairman of the Investment Committee of Desjardins Financial Security. Since January 2019, Mr. Provost also serves as Chairman of the Board of Groupe Germain.

Jean-François Pruneau, President and Chief Executive Officer. In January 2019, Mr. Pruneau was appointed President and Chief Executive Officer of Videotron. From 2010 to 2018, he was Senior Vice President and Chief Financial Officer of Quebecor and Quebecor Media. He joined Quebecor Media in May 2001 and served, in turn, as Director of Corporate Financing, Assistant Treasurer, Treasurer, and Vice President, Finance of Quebecor, Quebecor Media, Videotron and Sun Media Corporation. He was Associate Director of BCE Media Inc. from 1999 to 2001 and served as Corporate Finance Officer at Canadian National Railway from 1997 to 1999. Mr. Pruneau holds an M.Sc. in Finance from HEC Montréal and has been a member of the Montréal chapter of the CFA Institute since 2000.

Jean Novak, President, Videotron Business Solution. Mr. Novak was appointed to his current position in September 2018. From August 2014 to September 2018, he was President, Videotron Business, President Le SuperClub Vidéotron ltée, and Senior Vice President, Sales Network and Retail Sector. From May 2013 to August 2014, he was President, Videotron Business and Senior Vice-President, Sales Channel. He has served as President, Videotron Business Solutions since January 2005. Mr. Novak joined Videotron in May 2004 as Vice President, Sales. Between 1988 and May 2004, Mr. Novak held various management positions in sales and distribution for Molson Breweries, Canada’s largest brewing company, including General Manager for all on premise accounts and the Montréal sales region as well as Manager, Customer Service and Telesales in Québec. Mr. Novak holds a Bachelor’s degree in marketing from the HEC Montréal.

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

Mohamed Drif, Senior Vice President and Chief Network Officer. Mr. Drif was appointed to his current position in November 2018. Prior to that, he was Vice President and Chief Network Officer.  From October 2016 to January 2018, he was Vice President, Engineering, Networks.  Prior to that, he was Vice President, Engineering, Wireline Network and Project Management Office. He also served as General Manager; Network planning, Head Ends and Optics from 2008 to 2011. Mr. Drif joined Videotron in March 1999 as Supervisor Fibre Optic Management. He was appointed Director Fibre Network in June 2000, Director Network planning, Head Ends and Geomatic in January 2002 and Senior Director Network Planning, Head Ends and Optics in February 2003. Mr. Drif previously worked at Cable Axion as Director of Engineering and has also worked in the field of software development in France. Mr. Drif holds a State Engineer degree in Computer Science from Université d’Oran in Algeria. He is member of the Ordre des ingénieurs du Québec.

Bertrand Hébert, Senior Vice President and Chief Marketing Officer. Mr. Hébert was appointed to his current position in September 2018. In addition to his marketing duties, Mr. Hébert is also responsible for the Sales Network and the Retail Sector. From September 2014 to September 2018, he was Vice President, Marketing. Prior to that, he was General Manager, Marketing for the mobile sector.  From March 2009 to March 2012, he was General Manager, Marketing & Product Development for residential telephony services. Mr. Hébert joined Videotron in April 2007 as Senior Manager, Marketing & Product Development. He was one of the architects of the roll-out of Videotron’s residential telephony service. He also contributed to the roll-out of Ultimate Speed Internet. Prior to joining the Corporation, Mr. Hébert held different positions in product management in the telecommunications and financial sector. Mr. Hébert graduated from Université de Sherbrooke with a degree in Electrical Engineering.

Antoinette Noviello, Vice President, Corporate Controller. Ms. Noviello was appointed to her current position in June 2017. From 2015 to June 2017, she was General Director and Corporate Controller. Prior to joining Videotron in 2015, Ms. Noviello held key financial functions in other subsidiaries within the Quebecor group, including Sun Media Corporation. From 2000-2011 she held Vice-President Finance positions in a printing and manufacturing entity operating in Québec and Ontario, as well as in a productivity management consulting firm operating in North America. Ms. Noviello recently completed her MBA at HEC Montréal-McGill. She holds a Bachelors’ degree in Accounting and MIS, a Graduate Diploma in Public Accountancy, as well as a Graduate Certificate in Treasury-Finance from McGill University. She is a Chartered Professional Accountant (CPA) and a member of the Ordre des comptables professionnels agréés du Québec as well as an executive member of FEI Canada, Québec chapter.

Caroline Paquet, Vice President, Marketing and Content. Ms. Paquet was appointed to her current position in December 2017. She joined Videotron in November 2010 and served, in turn, as Multiplatform Director, Director illico.tv, and Director of Digital, Web, Mobile and Tablet Platforms. In 2013, she was appointed Senior Director, Multiplatform Content and was given the responsibility to launch Club illico. In 2017, customer retention and loyalty (for Videotron’s TV, mobility, Internet and wireline telephony services) was added to her responsibilities. Prior to joining Videotron, Ms. Paquet worked at TVA Publications, a subsidiary within the Quebecor group, from 2005 to 2010.  Caroline holds a Bachelor’s degree in Marketing from Université de Sherbrooke.

Jean-François Parent, Vice President and Treasurer. Mr. Parent was appointed Vice President and Treasurer in December 2018. He also serves as Vice President and Treasurer of Quebecor and Quebecor Media since December 2018. Prior to that date, he was Senior Director Financing and M&A of Quebecor Media. Mr. Parent joined Quebecor Media in 2006 and has assumed various responsibilities in treasury, corporate finance and mergers and acquisitions since then. Mr. Parent holds a M.Sc. in Finance from Université de Sherbrooke and is a member of the Montréal chapter of the CFA Institute and a member of the Ordre des comptables professionnels agréés du Québec.

Marie-Hélène Pelletier, Vice President, Procurement. Mrs. Pelletier joined Videotron as Vice President, Procurement in September 2015. Prior to joining Videotron, she was Vice President, Supply Chain Business Aircraft at Bombardier Aerospace, where she occupied several leadership positions within supply chain in terms of operations, new aircraft management and strategy. Mrs. Pelletier has extensive experience in supply chain and organizational transformation within the aerospace and telecommunication industries. As member of the Québec Bar, Mrs. Pelletier holds a Law degree from Ottawa University, as well as an MBA from HEC Montréal University.

Marc M. Tremblay, Corporate Secretary. Mr. Tremblay was appointed Corporate Secretary in September 2014. He also serves as Chief Operating Officer, Chief Legal Officer and Corporate Secretary of Quebecor and Quebecor Media since January 2019. Prior to that date, he was Senior Vice President, Chief Legal Officer and Public Affairs and Corporate Secretary since September 2014. Prior to that date, he was Senior Vice President and Chief Legal Officer and Public Affairs of Quebecor Media, a position he held from October 2013. Mr. Tremblay was also Senior Vice President, Legal Affairs, a position he held from March 2012 to October 2013. He was also Vice President, Legal Affairs of Quebecor Media, a position he held from March 2007 to March 2012. Previously, Mr. Tremblay practiced law at Ogilvy Renault LLP (now Norton Rose Fulbright Canada LLP) for 22 years. He has been a member of the Barreau du Québec since 1983.

B-                                   Compensation

Our Directors do not receive any remuneration for acting in their capacity as directors of Videotron. Since July 1, 2013, the Chairman of our Audit Committee receives an annual fee of $25,000 while the other two members receive an annual fee of $10,000. Our Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors and our Audit Committee. During the financial year ended December 31, 2018, the amount of compensation (including benefits in kind) paid to three of our directors for services in all capacities to Videotron and its subsidiaries was $45,027. None of our directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

The aggregate amount of compensation we paid for the year ended December 31, 2018 to our executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was approximately $7.8 million, including salaries, bonuses and benefits in kind.

Quebecor Media’s Stock Option Plan

Under a stock option plan established by Quebecor Media, 6,180,140 common shares of Quebecor Media (representing 7.8% of all of the outstanding common shares of Quebecor Media) have been set aside for directors, officers, senior employees, and other key employees of Quebecor Media and its subsidiaries, including Videotron. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the common shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of grant of the common shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant, as applicable. For so long as the shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following annual periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash equal to the difference between the fair market value of the common shares, as determined by Quebecor Media’s Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, purchase common shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless Quebecor Media’s Human Resources and Corporate Governance Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by Quebecor Media’s Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. Pursuant to the terms of this plan, no optionee may hold options representing more than 5% of the outstanding common shares of Quebecor Media.

During the year ended December 31, 2018, no options were granted under this plan to executive officers of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group of companies). During the year ended December 31, 2018, a total of 80,927 options were exercised by officers and employees of Videotron, for aggregate gross value realized of $2.8 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2018, an aggregate total of 75,400 options granted to directors, officers and employees of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group companies) remain outstanding, with a weighted average exercise price of $67.42 per share. For more information on this stock option plan, refer to Note 23 to our audited consolidated financial statements included under “Item 18. Financial Statements” of this annual report.

No further grant of options is contemplated for the near future.

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

During the year ended December 31, 2018, 428,900 options to purchase Quebecor Class B Shares were granted to executive officers of Videotron. As of December 31, 2018, a total of 428,900 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $26.5246 per share, were held by executive officers of Videotron for acting in such capacity. The closing sale price of the Quebecor Class B Shares on the TSX on December 31, 2018, was $28.74.

Quebecor’s DSU and PSU plans

On July 13, 2016, Quebecor established a DSU plan and a PSU plan for its employees and those of its subsidiaries. Both plans are based on Quebecor Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B shares. As of December 31, 2018, an aggregate total of 38,426 DSUs and of 75,093 PSUs granted to officers of Videotron remain outstanding.

Pension Benefits

Both Quebecor Media and Videotron maintain pension plans for our non-unionized employees and certain officers.

Videotron’s pension plan provides pension benefits to our executive officers equal to 2.0% of salary (excluding bonuses) for each year of membership in the plan. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada) (the “Tax Act”), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under our pension plan are as prescribed under the Tax Act. An executive officer contributes to this plan an amount equals to 5.0% of his or her salary up to a maximum of $7,564 in respect of 2019. Videotron changed this pension plan to a defined contribution plan for new employees hired on and after May 1, 2012. Videotron reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date.

Quebecor Media’s pension plan provides greater pension benefits to eligible executive officers than it does to other employees. The higher pension benefits under this plan equal 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Tax Act, in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media’s pension plan are as prescribed by the Tax Act and is based on a maximum salary of $151,278. An executive officer contributes to this plan an amount equals to 5.0% of his or her salary up to a maximum of $7,564 in respect of 2019. Videotron has no liability regarding Quebecor Media’s pension plan. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. However, Quebecor Media reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date. New employees are eligible to enroll in a retirement savings plan.

The total amount we contributed for the year ended December 31, 2018 to provide the pension benefits to our senior executives, as a group, was $407,000. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by us to all participants, refer to Note 27 to our audited consolidated financial statements for the year ended December 31, 2018 included under “Item 18. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media’s and our pension plans:

	Years of Participation
Compensation	10	15	20	25	30
$151,278	$30,256	$45,383	$60,511	$75,639	$90,767

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

Our Board of Directors is comprised of five directors. Each director is nominated and elected by Quebecor Media, our parent corporation, to serve until a successor director is elected or appointed. Our Board of Directors has an Audit Committee, but we do not have a compensation committee. The Human Resources and Corporate Governance Committee of Quebecor Media decides certain matters relating to the compensation of officers and employees of Videotron.

Audit Committee

Our Audit Committee is currently composed of three Directors, namely Ms. Chantal Bélanger and Messrs. André P. Brosseau and Normand Provost. Mr. Provost is the Chair of our Audit Committee. Our Board of Directors has determined that more than one of the members of the Audit Committee is an “audit committee financial expert” as defined under SEC rules. See “Item 16A — Audit Committee Financial Expert”. See “Item 16A. Audit Committee Financial

Expert”. Our Board of Directors has adopted the mandate of our Audit Committee in light of the Sarbanes-Oxley Act of 2002 and related SEC rulemaking. Our Audit Committee assists our Board of Directors in overseeing our financial controls and reporting. Our Audit Committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

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

D-                                   Employees

At December 31, 2018, we had 6,637 employees. At December 31, 2017 and 2017, we had 6,658 and 6,588 employees, respectively. Substantially all of our employees are based and work in the Province of Quebec. We had 3,818 unionized employees, and the terms of their employment are governed by one of our five regional collective bargaining agreements. The collective bargaining agreement covering 2,914 unionized employees in the Montréal region has expired on December 2018. The negotiation phase will begin soon with the unit. We also have three collective bargaining agreements covering our unionized employees in the Saguenay, Gatineau and Québec regions, with terms running through December 31, 2019, August 31, 2020 and December 31, 2018 respectively.

One other collective bargaining agreement covering 48 unionized employees of our subsidiary, SETTE inc., has expired on December 31, 2018. The negotiation phase will begin soon.

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

On May 8, 2018, Quebecor entered into an agreement with Quebecor Media and CDPQ to repurchase all of Quebecor Media shares held by CDPQ. Quebecor now holds, directly and indirectly, 79,377,062.24 common shares of Quebecor Media, representing a 100% voting and equity interest in Quebecor Media. The primary asset of Quebecor, a communications holding company, is its interest in Quebecor Media.

B-                                   Related Party Transactions

The Corporation enters into related party transactions from time to time. These related party transactions are further described under “Item 5. Operating and Financial Review and Prospects — Cash Flow and Financial Position — Financial Position as of December 31, 2018” and in Note 10, in Note 11 and in Note 26 to our audited consolidated financial statements included under “Item 18. Financial Statements” in this annual report. These related party transactions have been accounted for at the consideration agreed between parties:

	As of December 31,
	2018	2017	2016
	(in thousands of dollars)
Ultimate Parent and Parent Corporation:
Revenues	$577	$525	$455
Purchase of goods and services	9,353	8,698	8,037
Operating expenses recovered	(355)	(344)	(752)

Corporations Under Common Control:
Revenues	4,985	5,481	5,906
Purchase of goods and services	105,493	103,519	104,244
Operating expenses recovered	(1,160)	(2,308)	(1,275)

Management fee

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $53.0 million in 2018, in 2017 and in 2016. In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

Income tax transactions

On November 30, 2018, 9346-9963 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 795,000 preferred shares, Series C for a total cash consideration of $795.0 million, and settled cumulative unpaid dividends of $34.1 million. On the same day, the Corporation used the total proceeds of $795.0 million to repay its subordinated loans contracted from Quebecor Media Inc.

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

Purchase of shares of Quebecor Media and subsidiary subordinated loans

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we enter into certain transactions from time to time that have the effect of using tax losses within the Quebecor Media Group. These transactions are described further under “Item 5. Operating and Financial Review and Prospects — Cash Flow and Financial Position — Financial Position as of December 31, 2018” and in Note 12 and in Note 28 to our audited consolidated financial statements which are included under “Item 18. Financial Statements” in this annual report.

C-                                   Interests of Experts and Counsel

Not applicable.

ITEM 8 — FINANCIAL INFORMATION

A-                                   Consolidated Statements and Other Financial Information

Our consolidated balance sheets as at December 31, 2018 and 2017, and our consolidated statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2018, 2017 and 2016, including the notes thereto and together with the report of Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

Legal Proceedings

We and our subsidiaries are involved in a number of other legal proceedings against us which are pending. In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our results or financial position.

Dividend Policy

During the years ended December 31, 2018, December 31, 2017 and December 31, 2016 we paid aggregate cash dividends on our common shares of $113,000,000, $295,000,000 and $282,000,000, respectively. We currently expect to pay dividends and other distributions on our common shares in the future. The declaration and payment of dividends and other distributions is in the sole discretion of our Board of Directors, and any decision regarding the declaration of dividends and other distributions will be made by our Board of Directors depending on, among other things, our financial resources, the cash flows generated by our business, our capital needs, and other factors considered relevant by our Board of Directors, including the terms of our indebtedness and applicable law. In 2018, the Board of Directors of Videotron Ltd. declared and made distributions in the form of reductions of paid-up capital of our common shares for a combined amount of $2,588,100,000.

B-                                   Significant Changes

Except as otherwise disclosed in this annual report, there has been no other material adverse change in our financial position since December 31, 2018.

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

The record holder of our 5% Senior Notes due 2022, our 5 3/8% Senior Notes due 2024 and our 5 1/8 Senior Notes due 2027 is Cede & Co., a nominee of The Depository Trust Company, and the record holder of our 5 5/8% Senior Notes due 2025 and our 5¾% Senior Notes due 2026 is CDS Clearing and Depository Services Inc.

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

1.                                    (a)                                    Our by-laws provide that a director must disclose the nature and value of any interest he has in a contract or transaction to which our Corporation is a party. A director must also disclose a contract or transaction to which the Corporation and any of the following are a party:

(i)                        an associate of the director;

(ii)                     a group of which the director is a director or an officer;

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

Class “E” Preferred Shares

(a)                                 Dividend rights: When our Board of Directors declares a dividend, the holders of our Class “E” Preferred Shares have the right to receive, in priority over the holders of our Class “A” Common Shares, Class “F” Preferred Shares and Class “H” Preferred Shares, but subordinated to the holders of our Class “B” Preferred Shares, Class “C” Preferred Share, Class “D” Preferred Share and Class “G” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of our Class “E” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of our corporation.

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

3.                                      Actions necessary to change the rights of shareholders. Under the Business Corporations Act (Québec), (i) the Articles may only be amended by the affirmative vote of the holders of two-thirds (2/3) of the votes cast by the shareholders at a special meeting called for that purpose and (ii) our by-laws may be amended by our Board of Directors and ratified by a majority of the votes cast by the shareholders at the next shareholders meeting. Unless they are rejected by the shareholders at the close of the meeting or not submitted to the shareholders, the amended by-laws are effective as of the date of the resolution of the Board of Directors approving them. However, by-law amendments relating to procedural matters with respect to shareholders meetings take effect only once they have received shareholders’ approval. In addition, pursuant to the Business Corporations Act (Québec), we may not make any amendments to the Articles that affect the rights, conditions, privileges or restrictions attaching to issued shares of any series outstanding, other than an increase in the share capital or the number of our authorized shares, without obtaining the consent of all the shareholders concerned by the amendment, whether or not they are eligible to vote. In order to change the rights of our shareholders, we would need to amend our Articles to effect the change. Such an amendment would require the approval of holders of two-thirds (2/3) of the shares at a duly called special meeting. For amendments affecting the rights of a particular class or series of shares, the holders of such class or series of shares are entitled to a separate vote, whether or not shares of this class or series otherwise carry the right to vote. Such a proposed amendment will be effected only if it receives the approval of two-thirds (2/3) of holders of each such affected class or series of shares. In respect of certain amendments, a shareholder is entitled to dissent and, if the resolution is adopted and we implement the changes, demand that we repurchase all of its shares of such class or series for which a separate vote was carried out at their fair value.

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

5.                                      Limitations on right to own securities. There is no limitation imposed by Canadian law or by the Articles or our other constituent documents on the right of non-residents or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada) and the Radiocommunication Act. The Investment Canada Act (Canada) requires “non-Canadian” (as defined in the Investment Canada Act (Canada)) individuals, governments, corporations and other entities who wish to acquire control of a “Canadian business” (as defined in the Investment Canada Act (Canada)) to file either an application for review (when certain asset value thresholds are met) or a post-closing notification with the Director of Investments appointed under the Investment Canada Act (Canada), unless a specific exemption applies. The Investment Canada Act (Canada) requires that, when an acquisition of control of a Canadian business by a “non-Canadian” is subject to review, it must be approved by the Minister responsible for the Investment Canada Act (Canada) on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act (Canada). Radio licenses may be issued under the Radiocommunication Act to radiocommunication service providers (“Service Providers”) that meet the eligibility criteria of Canadian ownership and control set forth in the Canadian Telecommunications Common Carrier Ownership and Control Regulations (the “CTCCOCR”). Under the CTCCOCR, the Service Provider may refuse to accept any subscription for or register the transfer of any of its voting shares unless it receives a declaration that such subscription or transfer would not result in the percentage of the total voting shares of the Service Provider that are beneficially owned and controlled by non-Canadians exceeding 33 1/3%.

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

(a)                                 Indenture relating to US$800,000,000 of our 5% Senior Notes due July 15, 2022, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

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

(b)                                 Indenture relating to $400,000,000 of our 5 5/8% Senior Notes due June 15, 2025, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

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

(c)                                  Indenture relating to US$600,000,000 of our 5 3/8% Senior Notes due June 15, 2024, dated as of April 9, 2014, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

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

(d)                                 Indenture relating to $375,000,000 of our 5¾% Senior Notes due January 15, 2026, dated as of September 15, 2015, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

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

(e)                                  Indenture relating to US$600,000,000 of our 5 1/8% Senior Notes due April 15, 2027, dated as of April 13, 2017, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

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

(f)                                   Credit Agreement originally dated as of November 28, 2000, by and among Videotron, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended.

Our senior credit facility, as amended and restated as of June 16, 2015 (and as amended thereafter), currently provide for a $1,500,000,000 secured revolving credit facility that matures on July 20, 2023. The proceeds of the revolving credit facility can be used for general corporate purposes including, without limitation, to issue letters of credit and to pay dividends to Quebecor Media subject to certain conditions.

Advances under our secured revolving credit facility bear interest at the Canadian prime rate, the U.S. prime rate, the U.S. London Interbank Offered Rate (“LIBOR”) or the bankers’ acceptance rate plus, in each instance, an applicable margin determined by the Leverage Ratio (as defined in our credit agreement) of the Relevant Group (as defined in our credit agreement). The applicable margin for Canadian prime rate advances and U.S. prime rate advances ranges from 0.20% when this ratio is less than or equal to 2.25x, to 1.50% when this ratio is greater than 4.5x. The applicable margin for LIBOR advances, bankers’ acceptance advances or letters of credit fees ranges from 1.20% when this ratio is less than or equal to 2.25x, to 2.50% when this ratio is greater than 4.5x.

We have also agreed to pay specified standby fees in respect of our revolving credit facility.

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

E-           Taxation

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of (i) our 5% Senior Notes due 2022 (our “5% Senior Notes”), (ii) our 5 3/8% Senior Notes due 2024 (our “5 3/8% Senior Notes”), (iii) our 5 5/8% Senior Notes due 2025 (our “5 5/8% Senior Notes”), (iv) our 5¾% Senior Notes due 2026 (our “5¾% Senior Notes”), and (v) our 5 1/8% Senior Notes due 2027 (out “5 1/8% Senior Notes”)  (collectively, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. Our 5 5/8% Senior Notes and our 5¾% Senior Notes are denominated in Canadian dollars (the “Canadian dollar Notes”). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We use certain financial instruments, such as cross-currency interest rate swaps and foreign exchange forward contracts, to manage interest rate and foreign exchange risk exposures. These instruments are used solely to manage the financial risks associated with our obligations and are not used for trading or speculation purposes.  For more information regarding our financial instruments and financial risk management, refer to Note 27 to our audited consolidated financial statements for the year ended December 31, 2018 included under “Item 18. Financial Statements” of this annual report.

Foreign Currency Risk

Most of our consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in Canadian dollars. A large portion of the interest, principal and premium, if any, payable on our debt is payable in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on our U.S.-dollar-denominated debt obligations outstanding as of December 31, 2018 and to hedge our exposure on certain purchases of set-top boxes, handsets, cable modems and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

Interest Rate Risk

Videotron’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by Videotron bear interest at fixed rates. Videotron has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2018, after taking into account the hedging instruments, long-term debt was comprised of 75.8% fixed rate debt (94.1% in 2017) and 24.2% floating rate debt (5.9% in 2017).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2018 was $9.2 million.

Credit Risk

Credit risk is the risk of financial loss to Videotron if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises principally from amounts receivable from customers, including contract assets.

The carrying amounts of financial assets represent the maximum credit exposure.

In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2018, no customer balance represented a significant portion of Videotron’s consolidated trade receivables. Videotron is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2018, the provision for expected credit losses represented 3.0% of the gross amount of accounts receivable and contract assets (3.0% as of December 31, 2017), while 4.8% of trade receivable were 90 days past their billing date (4.9% as of December 31, 2017).

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

Principal Repayments

As at December 31, 2018, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

Year ending December 31,	(in thousands of dollars)
2019	—
2020	—
2021	—
2022	1,090,960
2023	741,996
2024 and thereafter	2,411,440
Total	$4,244,396

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

Videotron’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that Videotron’s internal control over financial reporting was effective as of December 31, 2018.

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

ITEM 16 — [RESERVED]

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee has been structured to comply with the requirements of Canadian National Instrument 52- 110 - Audit Committee (“NI 52-110”). Our Board of Directors has determined that more than one “audit committee financial expert” (as defined in Item 16A of Form 20-F) are serving on our Audit Committee and that all members of the Audit Committee are “independent” directors, as defined under SEC rules.

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

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2018, 2017 and 2016. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2018 are included in this annual report on Form 20-F.

The Audit Committee establishes the independent auditors’ compensation. The Audit Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2018, 2017 and 2016, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditors, Ernst & Young LLP, for the fiscal years ended December 31, 2018, 2017 and 2016.

	2018	2017	2016
Audit Fees(1)	$800,250	$778,552	$845,532
Audit related Fees - filings(2)	—	205,000	—
Audit related Fees - others(3)	48,635	58,575	130,125
Tax Fees(4)	31,670	16,989	14,500
All Other Fees(5)	—	—	—
Total	$880,555	$1,059,116	$990,157

(1)         Audit Fees consist of fees approved for the annual audit of the Company’s consolidated financial statements and quarterly reviews of interim financial statements of the Company, including required assistance or services that only the external auditor reasonably can provide, accounting consultations on specific issues and translation.

(2)         Audit-related Fees - filings consist of fees billed for Comfort letters and consents, prospectus and registration statements, other filings and other offerings, including annual reports and forms and statutory audits.

(3)         Audit-related Fees - others consist of fees billed for assurance and related services that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards on proposed transactions, due diligence or accounting work related to acquisitions; employee benefit plan audits.

(4)         Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refunds, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers, acquisitions and divestitures, transfer pricing, and requests for advance tax rulings or technical interpretations.

(5)         All Other Fees include fees billed for forensic accounting and occasional training services, assistance with respect to internal controls over financial reporting and disclosure controls and procedures.

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F — CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G — CORPORATE GOVERNANCE

Not applicable.

ITEM 17 — FINANCIAL STATEMENTS

Not applicable.

ITEM 18 — FINANCIAL STATEMENTS

Our consolidated balance sheets as at December 31, 2018 and 2017 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2018, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

ITEM 19 — EXHIBITS

The following documents are filed as exhibits to this Form 20-F:

1.1

Certificate and Articles of Amalgamation of Videotron as of January 4, 2018. (incorporated by reference to Exhibit 1.1 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018).

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

1.26

Certificate and Articles of Amendment of 9176-6857 Québec Inc. as of June 13, 2014 (translation) (incorporated by reference to Exhibit 1.30 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

1.27

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

2.26

Indenture, dated as of April 13, 2017, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.26 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018).

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

4.3

Second Amending Agreement, dated as of January 28, 2015, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, as amended, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 8487782 Canada Inc., Videotron G.P., Videotron L.P. and Videotron Infrastructures Inc., as guarantors (incorporated by reference to Exhibit 4.3 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

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

4.6

Second Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of January 3, 2018, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9176-6857 Québec Inc., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors (incorporated by reference to Exhibit 4.6 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018).

4.7

Third Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of November 26, 2018, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 9176-6857 Québec Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors.

4.8

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

4.10

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

12.1

Certification of Jean-François Pruneau, President and Chief Executive Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2

Certification of Philippe Cloutier, Senior Vice President and Chief Financial Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1

Certification of Jean-François Pruneau, President and Chief Executive Officer of Videotron Ltd., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

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
Name: Philippe Cloutier
Title: Senior Vice President and
Chief Financial Officer

Dated: March 26, 2019

Consolidated financial statements of

VIDEOTRON LTD.

Years ended December 31, 2018, 2017 and 2016

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Videotron Ltd.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Videotron Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Videotron Ltd. (the “Corporation”) as of December 31, 2018, 2017 and 2016, the related consolidated statements of income, comprehensive income, equity and cash flows, for each of the three years in the period ended December 31, 2018, and related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2018, 2017 and 2016, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Adoption of IFRS 15

As discussed in Note 1 to the consolidated financial statements, on January 1, 2018, the Corporation adopted, on a fully retrospective basis, IFRS 15, Revenue from Contracts with Customers. The adoption had significant impacts the consolidated financial statements with regards to the timing of the recognition of revenues, the classification of revenues, as well as the capitalization of costs, such as the costs to obtain a contract and connection costs. The impacts of the retroactive adoption on the comparative consolidated financial figures are disclosed in the Note 1.

Basis for Opinion

These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the Corporation’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Ernst & Young LLP 1

We have served as the Company’s auditor since 2008.

Montreal, Canada

March 12, 2019

1 CPA auditor, CA, public accountancy permit no. A120803

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2018, 2017 and 2016

(in thousands of Canadian dollars)

	Note	2018	2017	2016
			(restated, notes 1(b),28)	(restated, notes 1(b),28)
Revenues
Cable television		$996,736	$1,009,584	$1,024,283
Internet		1,079,301	1,030,861	978,723
Mobile telephony		534,377	469,841	409,621
Cable telephony		368,644	397,787	424,795
Over-the-top video		46,977	39,720	31,443
Business		108,242	104,830	99,155
Equipment sales		233,463	218,960	206,915
Other		8,743	9,967	9,918
		3,376,483	3,281,550	3,184,853

Employee costs	2	385,223	386,353	376,757
Purchase of goods and services	2	1,315,476	1,338,804	1,299,526
Amortization		662,341	650,163	594,164
Financial expenses	3	181,994	147,681	160,529
Loss on valuation and translation of financial instruments		691	3,098	2,126
Restructuring of operations, litigation and other items	4	17,163	5,805	15,879
Gain on sale of spectrum licences	5	—	(330,871)	—
Loss on debt refinancing	6	—	5,201	7,346
Income before income taxes		813,595	1,075,316	728,526

Income taxes (recovery):
Current	7	145,425	(3,248)	153,976
Deferred	7	20,100	142,368	(20,023)
		165,525	139,120	133,953
Income from continuing operations		648,070	936,196	594,573

Income from discontinued operations	28	3,850	3,685	977

Net income		$651,920	$939,881	$595,550

Net income from continuing operations attributable to
Shareholders		$648,041	$936,144	$594,540
Non-controlling interests		29	52	33

Net income attributable to
Shareholders		$651,891	$939,829	$595,517
Non-controlling interests		29	52	33

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2018, 2017 and 2016

(in thousands of Canadian dollars)

	Note	2018	2017	2016
			(restated, notes 1(b))	(restated, notes 1(b))

Net income		$651,920	$939,881	$595,550

Other comprehensive (loss) income:
Items that may be reclassified to income:
Cash flows hedges:
(Loss) gain on valuation of derivative financial instruments		(6,695)	35,235	(18,301)
Deferred income taxes		(4,243)	11,977	7,545
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement (loss) gain	27	(12,746)	(7,012)	5,025
Deferred income taxes		3,456	1,879	(1,332)
		(20,228)	42,079	(7,063)
Comprehensive income		$631,692	$981,960	$588,487

Comprehensive income attributable to
Shareholders		$631,663	$981,908	$588,454
Non-controlling interests		29	52	33

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2018, 2017 and 2016

(in thousands of Canadian dollars)

	Equity attributable to shareholders			Equity
	Capital stock (note 20)	Retained earnings (deficit)	Accumulated other comprehensive loss (note 22)	attributable to non- controlling interests	Total equity

Balance as of December 31, 2016, as previously reported	$132,401	$1,022,737	$(83,907)	$509	$1,071,740
Changes in accounting policies (note 1(b))	—	177,317	—	—	177,317
Balance as of December 31, 2016, as restated	132,401	1,200,054	(83,907)	509	1,249,057
Net income	—	939,829	—	52	939,881
Other comprehensive income	—	—	42,079	—	42,079
Dividends	—	(295,000)	—	—	(295,000)
Balance as of December 31, 2017, as restated	132,401	1,844,883	(41,828)	561	1,936,017
Net income	—	651,891	—	29	651,920
Other comprehensive loss	—	—	(20,228)	—	(20,228)
Corporate reorganization (note 20)	3,776,170	(3,776,170)	—	—	—
Reduction of paid-up capital (note 20)	(2,588,100)	—	—	—	(2,588,100)
Dividends	—	(113,000)	—	(155)	(113,155)
Balance as of December 31, 2018	$1,320,471	$(1,392,396)	$(62,056)	$435	$(133,546)

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2018, 2017 and 2016

(in thousands of Canadian dollars)

	Note	2018	2017	2016
			(restated, notes 1(b),28)	(restated, notes 1(b),28)
Cash flows related to operating activities
Net income from continuing operations		$648,070	$936,196	$594,573
Adjustments for:
Amortization of fixed assets	12	573,595	565,701	515,772
Amortization of intangible assets	13	88,746	84,462	78,392
Loss on valuation and translation of financial instruments		691	3,098	2,126
Gain on sales of spectrum licences	5	—	(330,871)	—
Amortization of financing costs and long-term debt premium or discount	3	4,285	4,333	3,904
Deferred income taxes	7	20,100	142,368	(20,023)
Impairment of assets	4	12,893	—	—
Loss on debt refinancing	6	—	5,201	7,346
Other		3,055	7,669	6,892
		1,351,435	1,418,157	1,188,982
Net change in non-cash balances related to operating activities		145,101	(155,932)	51,857
Cash flows provided by continuing operating activities		1,496,536	1,262,225	1,240,839

Cash flows related to investing activities
Additions to fixed assets	12	(516,716)	(570,817)	(613,582)
Additions to intangible assets	13	(190,216)	(132,254)	(125,482)
Business acquisition	8	1,304	(5,553)	(118,946)
Redemption (issuance) of loan to the parent corporation	10	342,000	(342,000)	—
(Redemption) acquisition of preferred shares from an affiliated corporation	11	(1,595,000)	—	2,090,000
Proceeds from disposal of assets	5	5,623	619,863	3,376
Cash flows (used in) provided by continuing investing activities		(1,953,005)	(430,761)	1,235,366

Cash flows related to financing activities
Net change in bank indebtedness		8,301	(10,118)	(1,580)
Net changes under bank revolving facility		736,457	(209,323)	(37,984)
Issuance of long-term debt, net of financing fees	18	—	794,580	—
Repayment of long-term debt	18	(5,357)	(321,027)	(10,714)
Settlement of hedging contracts	6	—	18,346	(4,646)
Dividends		(113,000)	(295,000)	(282,000)
Reduction in paid-up capital	20	(2,588,100)	—	—
Issuance (repayment) of a loan from the parent corporation	11	1,595,000	—	(2,090,000)
Other		(154)	(7)	(232)
Cash flows used in continuing financing activities		(366,853)	(22,549)	(2,427,156)

Net change in cash and cash equivalents from continuing operations		(823,322)	808,915	49,049

Cash flows provided by (used in) discontinued operations	28	8,526	5,972	(49,862)

Cash and cash equivalents at beginning of year		815,848	961	1,774

Cash and cash equivalents at end of year		$1,052	$815,848	$961

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2018, 2017 and 2016

(in thousands of Canadian dollars)

	2018	2017	2016
		(restated, notes 1(b),28)	(restated, Notes 1(b),28)
Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash	$228	$814,150	$161
Cash equivalents	824	1,698	800
	$1,052	$815,848	$961

Changes in non-cash balances related to operating activities
Accounts receivable	$(6,049)	$(8,730)	$(52,968)
Contract assets	(21,243)	(27,821)	(54,063)
Amounts receivable from and payable to affiliated corporations	(20,127)	(16,224)	13,296
Inventories	2,597	(3,526)	28,933
Prepaid expenses	(1,857)	(8,227)	(6,927)
Accounts payable, accrued charges and provisions	41,557	(25,650)	31,549
Income taxes	151,115	(58,862)	54,942
Stock-based compensation	(968)	1,698	1,465
Deferred revenues	(1,317)	(2,861)	38,390
Defined benefit plans	752	(2,588)	3,653
Other	641	(3,141)	(6,413)
	$145,101	$(155,932)	$51,857

Non-cash investing activities
Net change in additions to fixed assets and intangible assets financed with accounts payable	$67,722	$22,729	$(1,828)

Interest and taxes reflected as operating activities
Cash interest payments	$181,251	$152,885	$154,540
Cash income tax payments (net of refunds)	1,567	56,624	99,544

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2018, 2017 and 2016

(in thousands of Canadian dollars)

	Note	December 31, 2018	December 31, 2017	December 31, 2016
			(restated, note 1(b))	(restated, note 1(b))
Assets

Current assets
Cash and cash equivalents		$1,052	$815,848	$961
Accounts receivable		342,932	337,768	329,037
Contract assets	15	144,360	132,795	106,403
Amounts receivable from affiliated corporations	26	9,704	7,021	2,657
Income taxes		—	27,158	—
Inventories	9	86,568	89,590	86,064
Prepaid expenses		52,075	46,163	38,242
Other current assets	15	53,409	55,894	49,387
Assets held for sale	28	95,027	—	—
Total current assets		785,127	1,512,237	612,751

Non-current assets
Investments	11	1,595,000	—	—
Fixed assets	12	3,120,914	3,257,388	3,261,883
Intangible assets	13	1,059,599	907,972	1,123,257
Goodwill	14	515,016	535,932	535,932
Derivative financial instruments	25	464,990	293,157	417,788
Subordinated loan to parent corporation	10	—	342,000	—
Other assets	15	112,744	100,856	102,321
Total non-current assets		6,868,263	5,437,305	5,441,181
Total assets		$7,653,390	$6,949,542	$6,053,932

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2018, 2017 and 2016

(in thousands of Canadian dollars)

	Note	December 31, 2018	December 31, 2017	December 31, 2016
			(restated, note 1(b))	(restated, note 1(b))
Liabilities and Equity

Current liabilities
Bank indebtedness		$8,301	$—	$10,118
Accounts payable and accrued charges	16	592,970	491,910	456,437
Amounts payable to affiliated corporations	26	41,506	54,675	66,534
Provisions	17	19,447	17,508	60,321
Deferred revenues		312,019	312,772	309,910
Income taxes		120,195	—	33,370
Current portion of long-term debt	18	—	5,357	10,714
Liabilities held for sale	28	6,629	—	—
Total current liabilities		1,101,067	882,222	947,404

Non-current liabilities
Long-term debt	18	4,219,598	3,264,973	3,152,394
Subordinated loan from parent corporation	11	1,595,000	—	—
Derivative financial instruments		—	34,129	—
Deferred income taxes	7	740,198	719,334	589,465
Other liabilities	19	131,073	112,867	115,612
Total non-current liabilities		6,685,869	4,131,303	3,857,471
Total liabilities		7,786,936	5,013,525	4,804,875

Equity
Capital stock	20	1,320,471	132,401	132,401
(Deficit) retained earnings		(1,392,396)	1,844,883	1,200,054
Accumulated other comprehensive loss	22	(62,056)	(41,828)	(83,907)
Equity attributable to shareholders		(133,981)	1,935,456	1,248,548
Equity attributable to non-controlling interests		435	561	509
Total equity		(133,546)	1,936,017	1,249,057
Subsequent events	29
Commitments and contingencies	17,23
Guarantees	24
Total liabilities and equity		$7,653,390	$6,949,542	$6,053,932

See accompanying notes to consolidated financial statements.

On March 12, 2019, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2018, 2017 and 2016.  On behalf of the Board of Directors,

/s/ Brian Mulroney	/s/ Normand Provost

The Right Honourable Brian Mulroney, P.C., C.C., LL.D., Chairman of the Board	Normand Provost, Director

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2018, 2017 and 2016

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

The Corporation offers television distribution, Internet access, business solutions, cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand services

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)           Basis of presentation

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(j)), the liability related to stock-based compensation (note 1(t)) and the net defined benefit liability (note 1(u)), and they are presented in Canadian dollars (“CAN dollars”), which is the currency of the primary economic environment in which the Corporation operates (“functional currency”).

Comparative figures for the years ended December 31, 2017 and 2016 have been restated to conform to the presentation adopted for the year ended December 31, 2018.

(b)           Changes in accounting policies

(i)            IFRS 9 — Financial Instruments

On January 1, 2018, the Corporation adopted the new rules under IFRS 9, Financial Instruments, which simplify the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk-management activities undertaken by entities.

Under the new rules, most of financial assets and liabilities of the Corporation are now classified as subsequently measured at amortized cost, except for derivative financial instruments, which are measured at fair value. The Corporation is also using the IFRS 9 expected credit losses method to estimate the provision for expected credit losses on its financial assets.

The adoption of IFRS  9 had no impact on the consolidated financial statements.

(ii)         IFRS 15 — Revenue from Contracts with Customers

On January 1, 2018, the Corporation adopted, on a fully retrospective basis, the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue, and which also require the entity to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model to apply to each contract with a customer (note 1(f)).

The adoption of IFRS 15 had significant impacts on the consolidated financial statements with regards to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs, such as the costs to obtain a contract and connection costs.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)           Changes in accounting policies (continued)

(ii)         IFRS 15 — Revenue from Contracts with Customers (continued)

Under IFRS 15, the total consideration from a contract with multiple deliverables is now allocated to all performance obligations in the contract, based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Corporation provides mobile devices and services under contracts with multiple deliverables and for a fixed period of time. Under IFRS 15, promotional offers related to the sale of mobile devices, previously accounted for as a reduction in related equipment sales on activation, are now considered in the total consideration to be allocated to all performance obligations. Among other impacts, the adoption of IFRS 15 results in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of these revenues therefore changes under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract remains the same as under the previous rules. The portion of revenues that is earned without having been invoiced is now presented as contract assets in the consolidated balance sheets, which asset is realized during the term of the contract. The long-term portion of contract assets is included in “Other assets” in the consolidated balance sheets. All other types of revenue have not been impacted by the adoption of IFRS 15.

In addition, under IFRS 15, certain costs to obtain a contract, mainly sales commissions, are capitalized and amortized as operating expenses over the period of time the customer is expected to maintain its service or over the contract term. Previously, such costs were expensed as incurred. Also, the capitalization of connection costs is no longer limited to the related connection revenues as under the previous rules. These capitalized costs are included in “Other assets” as contract costs in the consolidated balance sheets.

The adoption of IFRS 15 had no impact on cash flows from operating, investing and financing activities.

The retroactive adoption of IFRS 15 had the following impacts on the comparative consolidated financial figures:

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)           Changes in accounting policies (continued)

Consolidated statements of income and comprehensive income

Increase (decrease)	2017	2016

Revenues	$22,487	$52,540
Purchase of goods and services	(12,405)	(13,193)
Deferred income tax expense	9,246	17,419
Net income and comprehensive income attributable to shareholders	$25,646	$48,314

Consolidated balance sheets

Increase (decrease)	December 31, 2017	December 31, 2016

Other assets
Contract assets¹	$183,611	$155,790
Contract costs²	92,528	85,457
Deferred income tax liability	73,176	63,930
Retained earnings	202,963	177,317

1          The current portion of contract assets is $132.8 million as of December 31, 2017 and $106.6 million as of December 31, 2016.

2          The current portion of contract costs is $55.9 million as of December 31, 2017 and $49.4 million as of December 31, 2016, and is presented under “Other current assets”.

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

Non-controlling interests in the net assets and results of consolidated subsidiaries are identified separately from the parent corporation’s ownership interest. Non-controlling interests in the equity of a subsidiary consist of the amount of non-controlling interests calculated at the date of the original business combination and their share of changes in equity since that date. Changes in non-controlling interests in a subsidiary that do not result in a loss of control by the Corporation are accounted for as equity transactions.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)           Business acquisition

A business acquisition is accounted for by the acquisition method. The cost of an acquisition is measured at the fair value of the consideration given in exchange for control of the business acquired at the acquisition date. This consideration can be comprised of cash, assets transferred, financial instruments issued, or future contingent payments. The identifiable assets and liabilities of the business acquired are recognized at their fair value at the acquisition date. Results of operations of a business acquired are included in the Corporation’s consolidated financial statements from the date of the business acquisition. Business acquisition and integration costs are expensed as incurred and included as other items in the consolidated statements of income.

Non-controlling interests in an entity acquired are presented in the consolidated balance sheets within equity, separately from the equity attributable to the shareholders.

(e)            Foreign currency translation

Foreign currency transactions are translated to the functional currency by applying the exchange rate prevailing at the date of the transaction. Translation gains and losses on monetary assets and liabilities denominated in a foreign currency are included in financial expenses, or in gain or loss on valuation and translation of financial instruments.

(f)             Revenue recognition

The Corporation accounts for a contract with a customer only when all of the following criteria are met:

•             The parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations;

•             The entity can identify each party’s rights regarding the goods or services to be transferred;

•             The entity can identify the payment terms for the goods or services to be transferred;

•             The contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and

•             It is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services to be transferred to the customer.

The portion of revenues that is invoiced and unearned is presented as “Deferred revenues” in the consolidated balance sheets. Deferred revenues are usually recognized as revenues in the subsequent year.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)             Revenue recognition (continued)

The Corporation provides services under multiple deliverables arrangements, mainly for mobile contracts in which the sale of mobile devices is bundled with telecommunication services over the contract term. The total consideration from a contract with multiple deliverables is allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation. The total consideration is generally comprised of an upfront fee for the equipment sale and a monthly fee for the telecommunication service. Each performance obligation of multiple deliverable arrangements is then separately accounted for based on its allocated consideration amount.

The Corporation does not adjust the amount of consideration allocated to the equipment sale for the effects of a financing component since this component is not significant

The Corporation recognizes each of its main activities revenues as follows:

•             Operating revenues from subscriber services, such as cable television, Internet access, cable and mobile telephony, and over-the-top video services are recognized when services are provided;

•             Revenues from equipment sales to subscribers are recognized when the equipment is delivered;

•             Operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided; and

•             Cable connection and mobile activation revenues are deferred and recognized as revenues over the period of time the customer is expected to remain a customer of the Corporation or over the contract term.

When a mobile device and a service are bundled under a single mobile contract, the term of the contract is generally 24 months.

The portion of mobile revenues earned without having been invoiced is presented as contract assets in the consolidated balance sheets. Contract assets are realized over the term of the contract.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)           Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generating units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews, at each balance sheet date, whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and the value in use of the asset or the CGU. Fair value less costs of disposal represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

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

Deferred income taxes are accounted for using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the substantive enactment date. A deferred tax asset is recognized initially when it is probable that future taxable income will be sufficient to use the related tax benefits and may be reduced subsequently, if necessary, to an amount that is more likely than not to be realized. A deferred tax expense or benefit is recognized either in other comprehensive income or directly in equity to the extent that it relates to items that are recognized in other comprehensive income or directly in equity in the same or a different period.

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

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)              Leases

Assets under leasing agreements are classified at the inception of the lease as (i) finance leases whenever the terms of the lease substantially transfer all the risks and rewards of ownership of the asset to the lessee, or as (ii) operating leases for all other leases.

Operating lease rentals are recognized in the consolidated statements of income on a straight-line basis over the period of the lease. Any lessee incentives are deferred and recognized evenly over the lease term.

(j)              Financial instruments

Classification, recognition and measurement

Most of financial assets and liabilities are classified as subsequently measured at amortized cost, except for derivative financial instruments, investments in preferred shares of the parent corporation and loans from/to the parent corporation, which are measured at fair value through other comprehensive income or through profit or loss. Contingent consideration arising from a business acquisition or disposal are measured at fair value at the transaction date with subsequent changes in fair value are recorded in the consolidated statements of income.

Derivative financial instruments and hedge accounting

The Corporation uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Corporation does not hold or use any derivative financial instruments for speculative purposes. Under hedge accounting, the Corporation documents all hedging relationships between hedging instruments and hedged items, as well as its strategy for using hedges and its risk-management objective. It also designates its derivative financial instruments as either fair value hedges or cash flow hedges when they qualify for hedge accounting. The Corporation assesses the effectiveness of its hedging relationships at initiation and on an ongoing basis.

The Corporation generally enters into the following types of derivative financial instruments:

•             The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. The Corporation also uses offsetting foreign exchange forward contracts in combination with cross-currency interest rate swaps to hedge foreign currency rate exposure on principal payments on foreign currency denominated debt. These foreign exchange forward contracts are designated as cash flow hedges.

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

•             The Corporation uses interest rate swaps to manage fair value exposure on certain debts resulting from changes in interest rates. These swap agreements require a periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. These interest rate swaps are designated as fair value hedges when they convert the interest rate from a fixed rate to a floating rate, or as cash flow hedges when they convert the interest rate from a floating rate to a fixed rate.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)              Financial instruments (continued)

Derivative financial instruments and hedge accounting (continued)

•             The Corporation has established a hedge ratio of one for one for all its hedging relationships as underlying risks of its hedging derivatives are identical to the hedged item risks.

The Corporation measures and records the effectiveness of its hedging relationships as follows:

•             For cash flow hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of an hypothetical derivative that simulates the hedged items cash flows.

•             For fair value hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in fair value of the hedged item attributable to the hedged risk.

•             Most of the Corporation hedges relationships are not generating material ineffectiveness. The ineffectiveness, if any, is recorded in the consolidated statements of income as a gain or loss on valuation and translation of financial instruments.

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

Derivative financial instruments that do not qualify for hedge accounting, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a fair value basis in the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in the consolidated statements of income as a gain or loss on valuation and translation of financial instruments.

(k)           Financing fees

Financing fees related to long-term debt are capitalized in reduction of long-term debt and amortized using the effective interest rate method.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)              Tax credits and government assistance

The Corporation receives tax credits mainly related to its research and development activities. Government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are being met.

(m)       Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. These highly liquid investments consisted mainly of Bankers’ acceptances and term deposits.

(n)           Accounts receivable and contract assets

Accounts receivable and contract assets are presented net of a provision for expected credit losses. The Corporation is using the IFRS 9 expected credit losses method to estimate that provision, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. Amounts receivable are written off when deemed uncollectible.

(o)           Inventories

Inventories are valued at the lower of cost, determined by the first-in, first-out method or the weighted-average cost method, and net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. When the circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is reversed.

(p)           Fixed assets

Fixed assets are recorded at cost. Cost represents the acquisition costs, net of government grants and investment tax credits, or construction costs, including preparation, installation and testing costs. In the case of projects to construct cable and mobile networks, the cost includes equipment, direct labour and related overhead costs. Projects under development may also be comprised of advance payments made to suppliers for equipment under construction.

Borrowing costs are also included in the cost fixed assets during the development phase. Expenditures, such as maintenance and repairs, are expensed as incurred.

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful lives

Buildings and their components	12 to 40 years
Furniture and equipment	3 to 7 years
Receiving, distribution and telecommunication networks	3 to 20 years
Customer equipment	3 to 5 years

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

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

Intangible assets

Spectrum licences are recorded at cost.  Spectrum licences have an indefinite useful life and are not amortized based on the following facts: (i) the Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Innovation, Science and Economic Development Canada (“ISED Canada”), (ii) the Corporation has the financial and operational ability to renew these spectrum licences, (iii) currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences, and (iv) the Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

1.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)  Goodwill and intangible assets (continued)

Intangible assets with finite useful lives are amortized over their useful lives using the straight-line method over the following periods:

Assets	Estimated useful lives

Software, licences and other intangible assets	3 to 7 years
Customer relationships and other	5 to 8 years

Amortization methods, residual values, and the useful lives of significant intangible assets are reviewed at least once a year. Any change is accounted for prospectively as a change in accounting estimate.

(r)            Contract costs

Incremental and direct costs, such as costs to obtain a contract, mainly sales commissions, or the cost of connecting a subscriber to the Corporation telecommunication network are included in contract costs and amortized over the period of time the customer is expected to maintain its service or over the contract term. The amortization of contract costs is included in purchase of goods and services in the consolidated statements of income.

(s)             Provisions

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

Provisions are reviewed at each balance sheet date and changes in estimates are reflected in the consolidated statements of income in the reporting period in which the changes occur.

(t)              Stock-based compensation

Stock-based awards to employees that call for settlement in cash, as deferred share units (“DSUs”) or performance share units (“PSUs”), or that call for settlement in cash at the option of the employee, as stock options awards, are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

The fair value of DSUs and PSUs is based on the underlying share price at the date of valuation. The fair value of stock option awards is determined by applying an option pricing model, taking into account the terms and conditions of the grant. Key assumptions are described in note 21.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

1.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)           Pension plans and postretirement benefits

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

1.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)           Use of estimates and judgments

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

The following significant areas represent management’s m  ost difficult, subjective or complex estimates:

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

(ii)              Costs and obligations related to pension and postretirement benefit plans

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

(iii)           Provisions

The recognition of provisions requires management to estimate expenditures required to settle a present obligation or to transfer it to a third party at the date of assessment.  More specifically, an assessment of the probable outcomes of legal proceedings or other contingencies is also required.  A description of the main provisions, including management expectations on the potential effect of the possible outcomes of legal disputes on the consolidated financial statements, is presented in note 17.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)           Use of estimates and judgments (continued)

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

(ii)         Indefinite useful life of spectrum licences

Management has concluded that spectrum licences have an indefinite useful life. This conclusion was based on an analysis of factors, such as the Corporation’s financial ability to renew the spectrum licences, the competitive, legal and regulatory landscape, and the future expectation regarding the use of the spectrum licences. The determination that spectrum licences have an indefinite useful life therefore involves judgment, which could have an impact on the amortization charge recorded in the consolidated statements of income if management changed its conclusion in the future.

(iii)      Interpretation of laws and regulations

Interpretation of laws and regulation, including tax regulations, requires judgment from management that could have an impact on the recognition of provisions for legal litigation and income taxes in the consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)         Recent accounting pronouncements

(i)            IFRS 16 — Leases is required to be applied retrospectively for annual periods beginning on or after January 1, 2019.

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees will be required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease will be initially measured on a present value basis.

The adoption of IFRS 16 has significant impacts on the consolidated financial statements since the Corporation is engaged in various long-term leases relating to premises and equipment.

Under IFRS 16, most lease charges will be expensed as a depreciation of the right-of-use asset, along with an interest on the related lease liability. Since operating lease charges are currently recognized as operating expenses as they are incurred, the adoption of IFRS 16 will change the timing of the recognition of these lease charges over the term of each lease. It will also affect the classification of expenses in the consolidated statements of income.

Under IFRS 16, principal payments of the lease liability will be presented as financing activities in the consolidated statements of cash flows, whereas with the current standard these payments are presented as operating activities.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)         Recent accounting pronouncements (continued)

(ii)         IFRS 16 — Leases is required to be applied retrospectively for annual periods beginning on or after January 1, 2019 (continued).

The retroactive adoption of IFRS 16 has the following impacts on the 2018 and 2017 consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	2018	2017

Purchase of goods and services	$(42,071)	$(38,573)
Depreciation and amortization	32,389	30,292
Financial expenses	7,206	8,359
Deferred income tax expense	656	(21)
Net income and comprehensive income attributable to shareholders	$1,820	$(57)

Consolidated balance sheets

Increase (decrease)	December 31, 2018	December 31, 2017

Right-of-use assets	$101,660	$120,072
Lease liabilities[1]	122,557	143,444
Other liabilities	3	4
Deferred income tax liability	(5,497)	(6,153)
Retained earnings (deficit)	(15,403)	(17,223)

1  The current portion of lease liabilities is $33.5 million as of December 31, 2018 and $34.9 million as of December 31, 2017.

(iii)      IFRIC 23 - Uncertainty Over Income Tax Treatments is required to be applied retrospectively for annual periods beginning on or after January 1, 2019

IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether or not the relevant tax authorities will accept the Corporation’s tax treatments. The adoption of IFRIC 23 will not have a material impact on the consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

2.   EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	2018	2017	2016
		(restated, note 1(b),28)	(restated note 1(b),28)

Employee costs	$582,206	$572,178	$557,468
Less employee costs capitalized to fixed assets and to intangible assets	(196,983)	(185,825)	(180,711)
	385,223	386,353	376,757

Purchase of goods and services
Royalties and rights	427,233	421,685	427,951
Cost of retail products	335,684	317,810	289,078
Subcontracting costs	99,346	117,999	111,174
Marketing and distribution expenses	62,627	62,187	64,731
Other	390,586	419,123	406,592
	1,315,476	1,338,804	1,299,526
	$1,700,699	$1,725,157	$1,676,283

3.                FINANCIAL EXPENSES

	2018	2017	2016

Third parties:
Interest on long-term debt	$179,095	$160,128	$154,781
Amortization of financing costs and long-term debt discount	4,285	4,333	3,904
Interest on net defined benefit liability	4,099	3,444	3,413
Loss (gain) on foreign currency translation on short-term monetary items	2,594	(1,692)	345
Other	(5,359)	(2,746)	66
	184,714	163,467	162,509
Affiliated corporations:
Interest expense	184,972	193,660	202,556
Dividend income	(186,919)	(195,505)	(204,536)
Interest income	(773)	(13,941)	—

	$181,994	$147,681	$160,529

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

4.                RESTRUCTURING OF OPERATIONS, LITIGATION AND OTHER ITEMS

In 2018, a net charge of $17.2 million was recorded. This includes a portion of $12.9 million in regards of an impairment of assets resulting from restructuring initiatives and $4.3 million relating to various cost reduction initiatives across the organization, (net charges of $5.8 million and $15.9 million for the years ended respectively on December 31, 2017 and 2016 which were related to developments in certain litigations and the migration of subscribers from analog to digital services).

5.                GAIN ON SALE OF SPECTRUM LICENCES

On June 20, 2017, The Corporation sold its Advanced Wireless Service (“AWS”) spectrum licence in the greater Toronto region to Rogers Communications Canada Inc. for a cash consideration of $184.2 million, pursuant to the transfer option held by Videotron since 2013. The sale resulted in a gain on disposal of $87.8 million.

On July 24, 2017, The Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw Communications Inc. for a cash consideration of $430.0 million. The sale resulted in a gain on disposal of $243.1 million.

6.                LOSS ON DEBT REFINANCING

2017

On May 1, 2017, the Corporation redeemed all its issued and outstanding 6.875% Senior Notes due July 15, 2021 in aggregate principal amount of $125.0 million for a cash consideration of $129.3 million. This transaction resulted in a loss of $5.2 million in 2017.

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

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

7.                INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.7% in 2018 (26.8% in 2017 and 26.9% 2016), and income taxes in the consolidated statements of income:

	2018	2017	2016
		(restated note 1(b))	(restated note, 1(b))

Income taxes at domestic statutory tax rate	$217,230	$288,074	$195,698
(Reduction) increase resulting from:
Effect of non-deductible charges and non-taxable income	(2,801)	(50,269)	(19)
Change in benefit arising from the recognition of current and prior year tax losses	—	(2,671)	(491)
Change in deferred tax balances due to a change in substantively enacted tax rates	—	—	(6,376)
Effect of tax consolidation transactions with the parent corporation and affiliated corporations	(49,908)	(96,732)	(55,020)
Other	1,004	718	161
Income taxes	$165,525	$139,120	$133,953

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated balance sheets		Consolidated income statements
	2018	2017	2018	2017	2016
		(restated note 1(b))		(restated note 1(b))	(restated note 1(b))

Accounts payable, accrued charges and provisions	$11,284	$10,470	$(814)	$1,185	$(1,365)
Defined benefit plans	24,042	19,497	(1,089)	(220)	(1,548)
Contract assets	(54,286)	(48,658)	5,628	7,372	14,300
Fixed assets	(466,165)	(483,882)	(17,717)	84,860	10,049
Goodwill, intangible assets and other assets	(238,232)	(204,394)	33,838	54,850	26,559
Long-term debt and derivative financial instruments	(15,675)	(8,772)	2,660	(4,740)	424
Benefits from a general partnership	—	—	—	(574)	(67,044)
Other	(1,166)	(3,595)	(2,406)	(365)	(1,398)
	$(740,198)	$(719,334)	$20,100	$142,368	$(20,023)

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

7.                INCOME TAXES (continued)

Changes in the net deferred income tax liability are as follows:

	2018	2017
		(restated note 1(b))

Balance at beginning of year	$(719,334)	$(589,465)
Recognized in income	(18,701)	(141,283)
Recognized in discontinued operations	(1,399)	(1,085)
Recognized in other comprehensive income	(787)	13,856
Other	23	(1,357)
Balance at end of year	$(740,198)	$(719,334)

There are no income tax consequences attached to the payment of dividends or distributions in 2018, 2017 or 2016 by the Corporation to its shareholders.

8.                BUSINESS ACQUISITION

On January 7, 2016, the Corporation acquired Fibrenoire Inc., a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million. At closing, the Corporation paid an amount of $119.1 million, net of cash acquired of $1.8 million. A post-closing adjustment of $0.2 million was received in the second quarter of 2016. The purchase price balance was paid in February 2017 for an amount of $5.6 million plus interests of $0.3 million followed in May 2018, by a price purchase adjustment of $1.3 million.

9.                INVENTORIES

	2018	2017

Customer equipment	$72,865	$73,124
Network materials	13,703	16,466
	$86,568	$89,590

Cost of inventories included in purchase of goods and services amounted to $283.7 million in 2018 ($278.0 million in 2017 and $258.7 million in 2016). Write-downs of inventories totalling $2.1 million were recognized in purchase of goods and services in 2018 ($4.8 million in 2017 and $3.0 million in 2016).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

10.         SUBORDINATED LOAN TO PARENT CORPORATION

On April 12, 2017, the Corporation made to Quebecor Media Inc. a $342.0 million subordinated loan, bearing interest at 5.5%, payable every six months on April 12 and October 12, and maturing on April 12, 2019.

On January 16, 2018, Quebecor Media Inc. reimbursed its subordinated loan of $342.0 million to the Corporation.

11.         INVESTMENTS AND SUBORDINATED LOAN FROM PARENT CORPORATION

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

On November 30, 2018, 9346-9963 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 795,000 preferred shares, Series C for a total cash consideration of $795.0 million, and settled cumulative unpaid dividends of $34.1 million. On the same day, the Corporation used the total proceeds of $795.0 million to repay its subordinated loans contracted from Quebecor Media Inc.

These transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

12.         FIXED ASSETS

For the years ended December 31, 2018 and 2017, changes in the net carrying amount of fixed assets are as follows:

	Land and buildings	Furniture and equipment	Receiving and distribution networks	Customer equipment	Projects under development	Total

Cost:

Balance as of December 31, 2016	$267,906	$609,452	$5,611,274	$775,686	$80,249	$7,344,567
Additions	14,363	33,597	365,544	96,394	60,919	570,817
Net change in additions financed with accounts payable	—	73	(3,544)	(1,092)	914	(3,649)
Reclassification	—	15,848	88,660	—	(104,508)	—
Retirement, disposals and other¹	3,522	(27,255)	(97,900)	(42,674)	—	(164,307)
Balance as of December 31, 2017	285,791	631,715	5,964,034	828,314	37,574	7,747,428
Additions	11,435	36,078	297,302	94,090	77,811	516,716
Net change in additions financed with accounts payable	—	(89)	(11,811)	3,084	12,951	4,135
Reclassification	—	1,249	41,469	—	(46,741)	(4,023)
Reclassification assets held for sale	(83,971)	—	—	—	—	(83,971)
Retirement, disposals and other¹	1,649	(9,026)	(231,519)	(28,407)	—	(267,303)
Balance as of December 31, 2018	$214,904	659,927	6,059,475	897,081	81,595	7,912,982

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

12.         FIXED ASSETS (continued)

	Land and buildings	Furniture and equipment	Receiving and distribution networks[1]	Customer equipment	Projects under development	Total

Accumulated depreciation:

Balance as of December 31, 2016	$(66,780)	$(393,827)	$(3,090,245)	$(531,832)	$—	$(4,082,684)
Depreciation	(7,256)	(63,429)	(384,000)	(111,016)	—	(565,701)
Retirement and disposals¹	(3,451)	25,586	97,627	38,583	—	158,345
Balance as of December 31, 2017	(77,487)	(431,670)	(3,376,618)	(604,265)	—	(4,490,040)
Depreciation	(6,585)	(53,971)	(401,805)	(111,234)	—	(573,595)
Reclassification to assets held for sale	11,501	—	—	—	—	11,501
Retirement and disposals¹	(3,992)	6,941	231,222	25,895	—	260,066
Balance as of December 31, 2018	$(76,563)	(478,700)	(3,547,201)	(689,604)	—	(4,792,068)

Net carrying amount:

As of December 31, 2017	208,304	200,045	2,587,416	224,049	37,574	3,257,388
As of December 31, 2018	$138,341	$181,227	$2,512,274	$207,477	$81,595	$3,120,914

1 Includes also the net change in assets related to discontinued operations.

In 2017, the calculation of the depreciation of a component of the Corporation was changed in order to depreciate it over its useful life of 5 years, compared with 15 years previously. As a result, depreciation was increased by $21.0 million in 2017.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

13.         INTANGIBLE ASSETS

For the years ended December 31, 2018 and 2017, changes in the net carrying amount of intangible assets are as follows:

	Spectrum licences	Software, licences and other intangible assets	Projects under development	Total

Cost:

Balance as of December 31, 2016	$1,006,910	$764,620	$17,975	$1,789,505
Additions	—	72,509	59,745	132,254
Net change in additions financed with accounts payable	—	14,064	12,314	26,378
Reclassification	—	30,775	(30,775)	—
Retirements and other	(283,374)	(7,526)	—	(290,900)
Balance as of December 31, 2017	723,536	874,442	59,259	1,657,237
Additions	—	97,725	92,491	190,216
Net change in additions financed with accounts payable	—	(3,777)	67,364	63,587
Reclass held for sale	—	(5,074)	—	(5,074)
Reclassification	—	53,420	(49,397)	4,023
Retirements and disposal	—	(12,725)	(9,001)	(21,726)
Balance as of December 31, 2018	$723,536	$1,004,011	$160,716	$1,888,263

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

13.         INTANGIBLE ASSETS (continued)

	Spectrum licences	Software, licences and other intangible assets	Projects under development	Total

Accumulated amortization:

Balance as of December 31, 2016	$(247,664)	$(418,584)	$—	$(666,248)
Amortization	—	(84,462)	—	(84,462)
Retirement, disposals and other	—	1,445	—	1,445
Balance as of December 31, 2017	(247,664)	(501,601)	—	(749,265)
Amortization	—	(88,746)	—	(88,746)
Reclassification to held for sale	—	3,516	—	3,516
Retirement, disposals and other	—	5,831	—	5,831
Balance as of December 31, 2018	$(247,664)	$(581,000)	$—	$(828,664)

Net carrying amount:

As of December 31, 2017	475,872	372,841	59,259	907,972
As of December 31, 2018	$475,872	$423,011	$160,716	$1,059,599

The cost of internally generated intangible assets, mainly composed of software, was $535.2 million as of December 31, 2018 ($514.7 million as of December 31, 2017). For the year ended December 31, 2018, the Corporation recorded additions of internally generated intangible assets of $33.9 million ($64.1 million in 2017 and $57.2 million in 2016).

The accumulated amortization of internally generated intangible assets, mainly composed of software, was $319.3 million as of December 31, 2018 ($284.1 million as of December 31, 2017). For the year ended December 31, 2018, the Corporation recorded $35.3 million of amortization ($36.5 million in 2017 and $35.4 million in 2016) for its internally generated intangible assets.

The net carrying value of internally generated intangible assets was $216.0 million as of December 31, 2018 ($230.6 million as of December 31, 2017).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

14.         GOODWILL

For the years ended December 31, 2018 and 2017, changes in the net carrying amount of goodwill are as follows:

Cost:

Balance as of December 31, 2017	$569,243
Business acquisition (note 8)	(1,304)
Reclassification to assets held for sale (note 28)	(19,612)
Balance as of December 31, 2018	548,327

Accumulated amortization:

Balance as of December 31, 2018 and 2017	$(33,311)

Net carrying amount:

As of December 31, 2017	535,932
As of December 31, 2018	$515,016

The net carrying amount of goodwill as of December 31, 2018 and 2017 is allocated to the Telecommunications CGU.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

14.         GOODWILL (continued)

The following key assumptions were used to determine recoverable amounts in the most recent impairment tests performed:

	2018		2017
CGU groups	Pre-tax discount rate (WACC)	Perpetual growth rate	Pre-tax discount rate (WACC)	Perpetual growth rate

Telecommunications	9.0%	2.5%	8.5%	2.5%

15.         OTHER ASSETS

	2018	2017
		(restated, note 1(b))

Contract assets[1]	$204,853	$183,611
Contract costs[2]	103,026	102,965
Other	2,634	2,969
	310,513	289,545
Less current portion of contract assets	(144,360)	(132,795)
Less current portion of contract costs (included in “Other current assets”)	(53,409)	(55,894)
	$112,744	$100,856

1 Impairment loss on contract assets resulting from mobile contracts being cancelled prior their initial term amounted to $25.8 million in 2018 ($16.1 million in 2017 and $12.0 million in 2016), net of the early termination penalty charged to the customer. In current and comparative periods, there were no significant cumulative catch-up adjustments to revenue that affected the corresponding contract asset, including adjustments arising from a change in an estimate of the transaction price or a contract modification. There were also no significant changes in the time frame for a performance obligation to be satisfied.

2 Amortization amounted to $63.2 million in 2018 ($59.4 million in 2017 and $51.0 million in 2016).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

16.   ACCOUNTS PAYABLE AND ACCRUED CHARGES

	2018	2017

Trade and accruals	$457,789	$356,825
Salaries and employee benefits	90,290	87,122
Interest payable	44,112	43,901
Stock-based compensation	779	4,062
	$592,970	$491,910

17.         PROVISIONS AND CONTINGENCIES

Legal disputes and other

Balance as of December 31, 2017	$34,561
Recognized in income	(2,344)
Payments	(939)
Other	5,707
Balance as of December 31, 2018	$36,985

Current portion	$19,447
Non-current portion[1]	17,538

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

18.         LONG-TERM DEBT

	Effective interest rate as of December 31, 2018	December 31, 2018	December 31, 2017

Bank credit facilities(i)	3.24%	$741,996	$5,357
Senior Notes (ii)		3,502,400	3,289,200
Total long-term debt		4,244,396	3,294,557

Change in fair value related to hedged interest rate risk		2,417	5,789
Financing cost, net of amortization		(27,215)	(30,016)
		(24,798)	(24,227)
		4,219,598	3,270,330

Less current portion		—	(5,357)
		$4,219,598	$3,264,973

 (i)                    The bank credit facility provides for a $1,500 million ($965.0 million) secured revolving credit facility that matures in July 2023. The revolving credit facility bears interest at Bankers’ acceptance rate, U.S. London Interbank Offered Rate (“LIBOR”), Canadian prime rate or U.S. prime rate, plus a margin, depending on the Corporation’s leverage ratio. The bank credit facility is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and most of its wholly owned subsidiaries. As of December 31, 2018, the bank credit facility was secured by assets with a carrying value of $7,645.9 million ($6,665.7 million in 2017). The bank credit facility contains covenants such as maintaining certain financial ratios, limitations on the Corporation’s ability to incur additional indebtedness, pay dividends, or make other distributions. As of December 31, 2018, an amount of $742.0 million had been drawn on the secured revolving credit facility (no amount was drawn in 2017, while $5.4 million was outstanding in 2017 on an export financing facility that matured in June 2018).

In December 2018, the Corporation entered into new unsecured on demand credit facilities, under which letters of credit were issued and filed with ISED Canada as pre-auction financial deposits in respect to its application to participate in the 600 MHz spectrum auction. Under ISED Canada published rules respecting restrictions on communications during the auction process, it is strictly forbidden for the Corporation to disclose the amount of the letters of credit, which can be withdrawn by the Corporation at anytime prior to the auction commencement.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

18.    LONG-TERM DEBT (continued)

(ii)       The Senior Notes are unsecured and contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions. Some Notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter, while the remaining Notes are redeemable at a price based on a make-whole formula at any time prior to their maturity. The Notes are guaranteed by specific subsidiaries of the Corporation. The following table summarizes terms of the outstanding Senior Notes as of December 31, 2018:

Principal amount		Annual nominal interest rate	Effective interest rate (after discount at issuance)	Maturity date	Interest payable every 6 months on

US$	800,000	5.000%	5.000%	July 15, 2022	January and July 15
US$	600,000	5.375%	5.375%	June 15, 2024	June and December 15
	$400,000	5.625%	5.625%	June 15, 2025	April and October 15
	$375,000	5.750%	5.750%	January 15, 2026	March and September 15
US$	600,000[1]	5.125%	5.125%	April 15, 2027	April and October 15

1   The Notes were issued in April 2017 for net proceeds of $794.5 million, net of financing fees of $9.9 million.

On December 31, 2018, the Corporation and its subsidiaries were in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2019	$—
2020	—
2021	—
2022	1,090,960
2023	741,996
2024 and thereafter	2,411,440

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

19.   OTHER LIABILITIES

	Note	2018	2017

Defined benefit plans	27	$96,488	$78,891
Asset retirement obligation	17	17,538	17,053
Deferred revenues		12,182	14,236
Stock-based compensation[1]	23	3,392	1,151
Other		1,473	1,536
		$131,073	$112,867

1 The current $0.8 million portion of stock-based compensation is included in accounts payable and accrued charges ($4.1 million in 2017) (note 16).

20.   CAPITAL STOCK

(a)    Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

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

(b)    Issued and outstanding capital stock

	Common Shares
	Number	Amount

Balance as of December 31, 2017	172,516,829	$132,401
Corporate reorganization
Cancellation of shares due to merger	(172,516,829)	(132,401)
Issuance of shares	10,544,962	3,908,571
Reduction in paid-up capital	—	(2,588,100)
Balance as of December 31, 2018	10,544,962	$1,320,471

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

20.   CAPITAL STOCK (continued)

Corporate reorganization

On January 3, 2018, Quebecor Media Inc. transferred all of its 172,516,829 shares in the Corporation in the amount of $132.4 million to a newly fully owned subsidiary, 9370-5762 Québec Inc. in exchange for i) a convertible promissory note for a value of $3,908.6 million that is convertible into 3,908,570 common shares of 9370-5762 Québec Inc. and ii) 6,636,391 common shares of 9370-5762 Québec Inc. The following day the Corporation was merged with 9370-5762 Québec Inc. The new merged Corporation continues to operate under the name of Videotron Ltd. Since this transaction resulted in no substantive changes in the parent corporation reporting group, the transaction was accounted for using the continuity of interest method. Under this method, all figures of the Corporation reflect the carrying values of the two merged entities.

On January 8, 2018, the convertible promissory note was converted into 3,908,570 common shares of the Corporation.

This corporate reorganization resulted in an increase of $3,776.2 million of capital stock and a decrease of retained earnings by the same amount.

Reduction of paid-up capital

During the year ended December 31, 2018, the Corporation made reductions of its paid-up capital for total cash considerations of $2,588.1 million.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

21.   STOCK-BASED COMPENSATION PLANS

(a)    Ultimate parent corporation stock option plan

Under a stock option plan established by the ultimate parent corporation, 26,000,000 Class B Shares of the ultimate parent corporation have been set aside for directors, officers, senior employees, and other key employees of the ultimate parent corporation and its subsidiaries. The exercise price of each option is equal to the weighted average trading price of the ultimate parent corporation’s Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the granting of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. As per the provisions of the plan, options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. Holders of options under the stock option plan have the choice, when they exercise their options, of acquiring the Class B Shares at the corresponding option exercise price, or receiving a cash payment equivalent to the difference between the market value of the underlying shares and the exercise price of the option. Holders of options have committed to obtain the consent of the parent corporation before exercising their right to subscribe the shares for which they exercise their options.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

21.   STOCK-BASED COMPENSATION PLANS (continued)

The following table gives details on changes to outstanding options for the years ended December 31, 2018 and 2017:

	2018		2017
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning and end of year	100,000	$12.75	100,000	$12.75
Exercised	(100,000)	12.75	—
Balance at end of year	—	—	100,000	$12.75

During the year ended December 31, 2018, 100,000 stock options of Quebecor were exercised for a cash consideration of $1.3 million (no stock options were exercised in 2017).

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

21.   STOCK-BASED COMPENSATION PLANS (continued)

The following table gives details on changes to outstanding options granted as of December 31, 2018 and 2017:

	2018		2017
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	158,227	$65.08	286,105	$63.98
Transferred	9,300	64.31	—	—
Exercised	(80,927)	62.06	(80,378)	60.89
Cancelled	(11,200)	70.56	(47,500)	65.54
Balance at end of year	75,400	$67.42	158,227	$65.08

Vested options at end of year	32,300	$63.76	39,900	$63.06

During the year ended December 31, 2018, 80,927 of the Corporation’s stock options were exercised for a cash consideration of $2.7 million (80,378 stock options for $2.0 million in 2017).

As of December 31, 2018, exercise prices of all outstanding options are from $57.35 to $70.56 and the number of years to maturity of all outstanding options is 5.82 years.

(c)    Deferred share unit (“DSU”) and performance share unit (“PSU”) plans

On July 13, 2016, the ultimate parent corporation established a DSU plan and a PSU plan for its employees and those of its subsidiaries. Both plans are based on Quebecor Class B Subordinate Shares (“Quebecor Class B Shares”). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares. No treasury shares will be issued for the purposes of these plans. As of December 31, 2018, 38,426 DSUs and 75,093 PSUs were outstanding under these plans.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

21.   STOCK-BASED COMPENSATION PLANS (continued)

(d)    Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plans of the ultimate parent corporation and parent corporation was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans as of December 31, 2018 and 2017:

December 31, 2018	Ultimate parent corporation		Parent corporation

Risk-free interest rate	2.07%		1.98%
Distribution yield	0.77%		1.13%
Expected volatility	18.30%		15.85%
Expected remaining life	5.27	years	2.0	years

December 31, 2017	Ultimate parent corporation		Parent corporation

Risk-free interest rate	1.89%		1.83%
Distribution yield	0.46%		1.12%
Expected volatility	18.76%		16.94%
Expected remaining life	2.7	years	2.4	years

Except for the parent corporation, the expected volatility is based on the historical volatility of the underlying share price for a period equivalent to the expected remaining life of the options. Since the Common Shares of the parent corporation are not publicly traded on a stock exchange, expected volatility is derived from the implied volatility of the ultimate parent corporation’s stock. The expected remaining life of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate over the expected remaining life of the option is based on the Government of Canada yield curve in effect at the time of the valuation. Distribution yield is based on the current average yield.

(e)    Liability of vested options

As of December 31, 2018, the liability for all vested options was $1.6 million as calculated using the intrinsic value ($1.9 million as of December 31, 2017).

(f)    Consolidated compensation charge

For the year ended December 31, 2018, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $3.0 million (charge of $3.7 million in 2017 and $3.0 million 2016).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

22.   ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2015	$(40,436)	$(36,408)	$(76,844)
Other comprehensive (loss) income	(10,756)	3,693	(7,063)
Balance as of December 31, 2016	(51,192)	(32,715)	(83,907)
Other comprehensive income (loss)	47,212	(5,133)	42,079
Balance as of December 31, 2017	(3,980)	(37,848)	(41,828)
Other comprehensive loss	(10,938)	(9,290)	(20,228)
Balance as of December 31, 2018	$(14,918)	$(47,138)	$(62,056)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivative financial instruments designated as cash flow hedges. The balance is expected to reverse over an 8 ¼ year period.

23.   COMMITMENTS

The Corporation rents premises and equipment under operating leases and has entered into long-term commitments to purchase services and capital equipment that call for total future payments of $766.9 million, including an amount of $37.9 million for future rent payments to the ultimate parent corporation. The operating leases have various terms, escalation clauses, purchase options and renewal rights. The minimum payments for the coming years are as follows:

	Leases	Other commitments

2019	$40,703	$118,295
2020 to 2023	70,610	285,520
2024 and thereafter	32,661	219,100

The Corporation and its subsidiaries’ operating lease expenses amounted to $56.7 million in 2018 ($54.9 million in 2017 and $54.2 million in 2016).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

24.   GUARANTEES

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Operating leases

The Corporation has guaranteed a portion of the residual value of certain assets under operating leases for the benefit of the lessor. Should the Corporation terminate these leases prior to term (or at the end of the lease terms) and should the fair value of the assets be less than the guaranteed residual value, then the Corporation must, under certain conditions, compensate the lessor for a portion of the shortfall. As of December 31, 2018, the maximum exposure with respect to the guarantees was $14.5 million and no liability has been recorded in the consolidated balance sheet.

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

Outsourcing companies and suppliers

In the normal course of its operations, the Corporation enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Corporation agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Corporation provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheets with respect to these indemnifications.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, bank indebtedness, accounts payable and accrued charges, long-term debt, and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

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

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

25.           FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)                  Description of derivative financial instruments

(i)            Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold	Notional amount bought

Less than 1 year	1.3056	$165.6	US$	126.8

(ii)         Cross-currency interest rate swaps

	Hedging instrument
Hedged item	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

5.000% Senior Notes due 2022	2014 to 2022	US$	543,125	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256,875	5.81%	1.0016
5.375% Senior Notes due 2024	2014 to 2024	US$	158,605	Bankers’ acceptance 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441,395	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$	600,000	4.82%	1.3407
US$ drawing on revolver facility	2018 to 2019	US$	160.0	Bankers’ acceptance 1 month + 0.42%	1.3417

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

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

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs) to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

25.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)           Fair value of financial instruments (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2018 and 2017 are as follows:

	2018		2017
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(4,244,396)	$(4,210,800)	$(3,294,557)	$(3,492,100)
Derivative financial instruments[2]
Foreign exchange forward contracts[3]	6,749	6,749	(4,502)	(4,502)
Cross-currency interest rate swaps[3]	458,241	458,241	263,530	263,530

1          The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

2          The fair value of derivative financial instruments designated as cash flow hedges is a net asset position of $418.6 million as of December 31, 2018 ($227.0 million as of December 31, 2017) and the fair value of derivative financial instruments designated as fair value hedges is an asset position of $46.4 million ($32.0 million in 2017).

3          The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

The fair value of investments in preferred shares of the parent corporation and loans from the parent corporation is equivalent to their initial issuance values (notes 10 and 11) since these financial instruments have only been issued as part of transactions carried out for tax consolidation purposes of Quebecor Media and its subsidiaries.

(c)            Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises principally from amounts receivable from customers, including contract assets.

The carrying amounts of financial assets represent the maximum credit exposure.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2018, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2018, the provision for expected credit losses represented 3.0% of the gross amount of accounts receivable and contract assets (3.0% as of December 31, 2017), while 4.8% of trade receivable were 90 days past their billing date (4.9% as of December 31, 2017).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

25.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(c)            Credit risk management (continued)

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2018 and 2017:

	2018	2017

Balance at beginning of the year	$13,954	$19,351
Changes in expected credit losses charged to income	17,595	19,977
Write-off	(17,504)	(25,374)
Balance at the end of the year	$14,045	$13,954

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

(d)           Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 5.8 years as of December 31, 2018 (7.0 years as of December 31, 2017).

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

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

25.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(d)           Liquidity risk management (continued)

As of December 31, 2018, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments, less estimated future receipts on derivative instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Bank indebtness	$8,301	$8,301	$—	$—	$—
Accounts payable and accrued charges	592,970	592,970	—	—	—
Amounts payable to affiliated corporations	41,506	41,506	—	—	—
Long-term debt[1]	4,244,396	—	—	1,832,956	2,411,440
Interest payments[2]	1,104,999	148,177	384,578	330,568	241,676
Derivative financial instruments[3]	(461,215)	—	—	(291,459)	(169,756)
Total	$5,530,957	$790,954	$384,578	$1,872,065	$2,483,360

1          The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

2          Estimate of interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2018.

3          Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

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

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, handsets and cable modems and certain capital expenditures, are received or denominated in CAN dollars. A large portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2018 and to hedge its exposure on certain purchases of set-top boxes, handsets, cable modems and capital. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2018 is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10	$1,307	$26,706
Decrease of $0.10	(1,307)	(26,706)

A variance of $0.10 in the 2018 average exchange rate of CAN dollar per one U.S. dollar would had resulted in a variance of $2.4 million on the value of unhedged purchase of goods and services and $4.4 million on the value of unhedged acquisitions of tangible and intangible assets in 2018.

Interest rate risk

The Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2018, after taking into account the hedging instruments, long-term debt was comprised of 75.8 % fixed rate debt (94.1% in 2017) and 24.2 % floating rate debt (5.9% in 2017).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2018 was $9.2 million.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

25.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)            Market risk (continued)

Interest rate risk (continued)

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2018, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$(2,051)	$(14,851)
Decrease of 100 basis points	2,051	14,851

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt and derivative financial instruments and cash and cash equivalents. The capital structure as of December 31, 2018 and 2017 is as follows:

	2018	2017
		(restated, note 1(b))

Bank indebtedness	$8,301	$—
Long-term debt	4,219,598	3,270,330
Derivative financial instruments	(464,990)	(259,028)
Cash and cash equivalents	(1,052)	(815,848)
Net liabilities	3,761,857	2,195,454
Equity	$(133,546)	$1,936,017

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, the declaration and payment of dividends or other distributions.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

26.         RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel comprise members of the Board of Directors and key senior managers of the Corporation and its main subsidiaries. Their compensation is as follows:

	2018	2017	2016

Salaries and short-term benefits	$5,598	$4,445	$4,410
Share-based compensation	2,296	3,091	2,024
Other long-term benefits	1,847	1,373	1,742
	$9,741	$8,909	$8,176

Operating transactions

During the years ended December 31, 2018, 2017 and 2016, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated corporations, which are included in purchase of goods and services. The Corporation and its subsidiaries also made sales to the parent corporation and affiliated corporations.  These transactions were accounted for at the consideration agreed between parties:

	2018	2017	2016

Ultimate parent and parent corporation :
Revenues	$577	$525	$455
Purchase of goods and services	9,353	8,698	8,037
Operating expenses recovered	(355)	(344)	(752)

Corporations under common control :
Revenues	4,985	5,481	5,906
Purchase of goods and services	105,493	103,519	104,244
Operating expenses recovered	(1,160)	(2,308)	(1,275)

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

26.         RELATED PARTY TRANSACTIONS (continued)

Accounts receivable from affiliated corporations:

	2018	2017

Ultimate parent and parent corporation :
Accounts receivable	$2,185	$533
Dividends receivable	5,034	—
Interest receivable	—	4,174

Corporations under common control:
Accounts receivable	2,485	2,314
	$9,704	$7,021

Accounts payable to affiliated corporations:

	2018	2017

Ultimate parent and parent corporation :
Accounts payable	$11,147	$36,028
Interest payable	4,982	—

Corporations under common control:
Accounts payable	25,377	18,647
	$41,506	$54,675

Management arrangements

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $53.0 million in 2018 ($53.0 million in 2017 and in 2016). In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

27.         PENSION PLANS AND POSTRETIREMENT BENEFITS

The Corporation maintains various defined benefit and defined contribution plans. The Corporation also provides postretirement benefits to eligible retired employees.. The Corporation’s pension plans are registered with a provincial or federal regulatory authority.

The Corporation’s funding policy for its funded pension plans is to maintain its contribution at a level sufficient to cover benefits and to meet requirements of the applicable regulations and plan provisions that govern the funding of the plans. These provisions establish, among others, the future amortization payments when the funding ratio of the pension plans is insufficient as defined by the relevant provincial and federal laws. Payments are determined by an actuarial report performed by an independent company at least every three years or annually, according to the applicable laws and in accordance with plan provisions.

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

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2018 and 2017:

	Pension benefits		Postretirement benefits
	2018	2017	2018	2017

Change in benefit obligations
Benefit obligations at the beginning of the year	$456,879	$394,246	$30,117	$38,010
Service costs	24,054	22,594	1,875	1,579
Interest costs	16,075	15,455	1,711	1,535
Plan participants’ contributions	6,411	6,728	—	—
Actuarial (gain) loss arising from:
Demographic assumptions	—	(8,502)	(12,059)	—
Financial assumptions	(31,867)	37,943	29,119	2,903
Participant experience	(994)	4,875	—	(13,443)
Benefits and settlements paid	(11,216)	(16,695)	(521)	(467)
Other	3,120	235	—	—
Benefit obligations at the end of the year	$462,462	$456,879	$50,242	$30,117

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

27.          PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

	Pension benefits		Postretirement benefits
	2018	2017	2018	2017

Change in plan assets
Fair value of plan assets at the beginning of the year	$408,105	$361,232	$—	$—
Actual return on plan assets	(15,256)	29,789	—	—
Employer contributions	25,053	26,817	521	467
Plan participants’ contributions	6,411	6,728	—	—
Benefits and settlements paid	(11,216)	(16,695)	(521)	(467)
Other	3,119	234	—	—
Fair value of plan assets at the end of the year	$416,216	$408,105	$—	$—

As of December 31, 2018, the weighted average duration of defined benefit obligations was 17.7 years (22.9 years in 2017). The Corporation expects future benefit payments of $14.9 million in 2019.

The investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of equities and fixed-income investments is used to optimize the risk-return profile of plan assets and to mitigate asset-liability mismatch.

Plan assets are comprised of:

	2018	2017

Equity securities:
Canadian	23.6%	26.5%
Foreign	36.0	36.9
Debt securities	40.2	36.5
Other	0.2	0.1
	100.0%	100.0%

The fair value of equity and debt securities is based on quoted prices in an active market, while the fair value of other investments is not based on quoted prices in an active market.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

27.         PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The reconciliation of funded status to the net amount recognized in the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2018	2017	2018	2017

Benefit obligations	$(462,462)	$(456,879)	$(50,242)	$(30,117)
Fair value of plan assets	416,216	408,105	—	—
Plan deficit and net amount recognized[1]	$(46,246)	$(48,774)	$(50,242)	$(30,117)

1          The net amount recognized for 2018 and 2017 is included in Other liabilities (note 19).

Components of re-measurements are as follows:

	Pension benefits			Postretirement benefits
	2018	2017	2016	2018	2017	2016

Actuarial (loss) gain on benefit obligations	$32,861	$(34,316)	$(10,214)	$(17,060)	$10,540	$(859)
Actual return on plan assets, less interest income anticipated in the interest on the net defined benefit liability calculation	(28,547)	16,764	16,098	—	—	—
Re-measurements (loss) gain recorded in other comprehensive income	$4,314	$(17,552)	$5,884	$(17,060)	$10,540	$(859)

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2018	2017	2016	2018	2017	2016

Employee costs:
Service costs	$24,054	$22,594	$22,902	$1,874	$1,579	$1,474
Administrative fees and other	562	521	409	—	—	—
Interest on net defined benefit liability	2,388	1,909	1,975	1,711	1,535	1,438
Net benefit costs	$27,004	$25,024	$25,286	$3,585	$3,114	$2,912

The expense related to defined contribution pension plans amounted to $14.8 million in 2018 ($13.9 million in 2017 and $13.2 million in 2016).

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefit plans will be $25.1 million in 2019 based on the most recent financial actuarial reports filed (contributions of $25.5 million were paid in 2018).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

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

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2018, 2017 and 2016 and current periodic benefit costs are as follows:

	Pension and postretirement benefits
	2018	2017	2016

Benefit obligations
Rates as of year-end:
Discount rate	3.90%	3.50%	3.90%
Rate of compensation increase	3.00	3.00	3.00

Current periodic costs
Rates as of preceding year-end:
Discount rate	3.50%	3.90%	4.00%
Rate of compensation increase	3.00	3.00	3.00

The assumed average retirement age of participants used was of 62 years in 2018, 2017 and 2016.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 8.5% at the end of 2018. These costs, as per the estimate, are expected to decrease gradually over the next 10 years to 5.5% and to remain at that level thereafter.

Sensitivity analysis

An increase of 10 basis points in the discount rate would have decreased the pension benefits obligation by $7.3 million and the postretirement benefits obligation by $1.2 million as of December 31, 2018. There are limitations to this sensitivity analysis since it only considers the impacts of an increase of 10 basis points in the discount rate assumption without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on the consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

28.       DISCONTINUED OPERATIONS

On January 22, 2019, the Corporation sold to Quebecor Media its 4 Degrees Colocation Inc. data centers operations, which were ultimately sold to a third party on January 24, 2019 for an amount of $261.6 million fully paid in cash at the date of transaction. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, an estimated gain on disposal of $118.0 million will be accounted for in the first quarter of 2019, while an amount of $53.0 million from the proceeds received at the date of transaction will be deferred in connection with the estimated present value of the future conditional adjustments. The amount deferred will be revaluated on a quarterly basis and any change will be recorded in income from discontinued operations.

These discontinued operations were transferred to Quebecor Media in exchange of promissory note receivable of an amount of $261.6 million, from which $100.0 million was reimbursed subsequently in January.

The results of operations and cash flows of this business were reclassified as discontinued operations in the consolidated statement of income and cash flows as follows:

	2018	2017	2016

Revenues	$19,828	$19,778	$12,026
Expenses	(14,579)	(14,735)	(10,673)
Income taxes	(1,399)	(1,358)	(376)
Income from discontinued operations	$3,850	$3,685	$977

	2018	2017	2016

Cash flows related to operating activities	$10,473	$9,493	$3,254
Cash flows related to investing activities	(1,947)	(3,521)	(53,116)
Cash flows provided by (used in) discontinued operations	$8,526	$5,972	$(49,862)

Components of assets and liabilities classified as held for sale in the consolidated balance sheet are as follows:

2018

Current assets	$1,385
Fixed assets	72,471
Goodwill and intangible assets	21,171
Assets held for sale	95,027
Current liabilities held for sale	(6,629)
Net assets held for sale	$88,398

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2018, 2017 and 2016

(tabular amounts in thousands of Canadian dollars, except for option data)

29. SUBSEQUENT EVENTS

On January 17, 2019, the Corporation reduced its paid-up capital for a cash consideration of $45.0 million.

On January 25, 2019, the Corporation issued 162,640 common shares to Quebecor Media for a cash consideration of $150.0 million.