Form 20-F
period 2019-12-31
VIDEOTRON LTEE
filed 2020-03-24
CIK 890746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .......................

For the transition period from                       to

Commission file number 033-51000

VIDEOTRON LTD. / VIDÉOTRON LTÉE
(Exact name of Registrant as specified in its charter)

Province of Québec, Canada
(Jurisdiction of incorporation or organization)

612 St. Jacques Street Montréal, Québec, Canada H3C 4M8
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

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

10,711,164.822 “A” Common Shares

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

☐ Yes   ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

All references in this annual report to our “Senior Notes” are to, collectively, our issued and outstanding 5% Senior Notes due July 15, 2022, our 5 3/8% Senior Notes due June 15, 2024, our 5 5/8% Senior Notes due June 15, 2025, our 5 3/4% Senior Notes due January 15, 2026, our 5 1/8% Senior Notes due April 15, 2027 and our 4 1/2% Senior Notes due January 15, 2030.

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

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Our audited consolidated financial statements for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In this annual report, references to Canadian Dollars, CAN$ or $ are to the lawful currency of Canada, our functional currency, and references to US Dollars or US$ are to the currency of the United States.

Non-IFRS Financial Measures and Key Performance Indicator

In this annual report, we use certain non-IFRS financial measures, including adjusted earnings before interest, tax, depreciation and amortization (“EBITDA”), adjusted EBITDA margin and long-term debt, excluding Quebecor Media subordinated loans (“QMI Subordinated Loans”). These financial measures are not calculated in accordance with, or recognized by, IFRS. Our method of calculating these financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

We provide a definition of adjusted EBITDA, adjusted EBITDA margin and average billing per unit (“ABPU”) under “Item 5. Operating and Financial Review and Prospects — Non-IFRS Financial Measures” and “Item 5. Operating and Financial Review and Prospects — Key Performance Indicator”. We also provide a definition of adjusted EBITDA, a reconciliation of adjusted EBITDA and a reconciliation of long-term debt, excluding QMI Subordinated Loans to the most directly comparable financial measures under IFRS in footnotes 5 and 6 to the tables under “Item 3. Key Information — A. Selected Financial Data”. We also provide a definition of ABPU in footnote 13 to the tables under “Item 3. Key Information — A. Selected Financial Data”.

ii

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2019.

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

•                  general economic, financial or market conditions and variations in our businesses;

•                  the intensity of competitive activity in the industries in which we operate;

•                  new technologies that might change consumer behaviour toward our product suite;

•                  unanticipated higher capital spending required to develop our network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•                  our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•                  disruptions to the network through which we provide our digital television, Internet access, telephony and subscription-based OTT entertainment services (“Club illico”), and our ability to protect such services from piracy, unauthorized access or other security breaches;

•                  labour disputes or strikes;

•                  interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics and political instability in some countries;

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

iii

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

A-                                   Selected Financial Data

The following tables present selected consolidated financial information for our business presented in accordance with IFRS for each of the years ended December 31,2019, 2018, 2017, 2016, and 2015. We derived this selected consolidated financial information from our audited consolidated financial statements, which are comprised of consolidated balance sheets as at December 31, 2019, 2018, 2017, 2016, and 2015 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the five-year period ended December 31, 2019. The selected consolidated financial information presented below should be read in conjunction with the information contained in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements as at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 and notes thereto contained in “Item 18. Financial Statements” of this annual report (beginning on page F-1). Our audited consolidated financial statements as at December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015 are not included in this annual report. Our consolidated financial statements as at December 31, 2019, 2018, 2017, 2016, and 2015 and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, prepared in accordance with IFRS, have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s report on our consolidated financial statements as at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 is included in this annual report.

The information presented below the caption “Other Financial Data and Ratios” is unaudited except for cash flows, capital expenditures and additions to spectrum licenses, which have been derived from our consolidated financial statements. The information presented below the caption “Operating Data” is not derived from our consolidated financial statements and is unaudited.

Our historical results are not necessarily indicative of our future financial condition or results of operations.

SELECTED FINANCIAL DATA

	Year ended December 31,
	2019	2018	2017	2016	2015
		(1) (2)	(1) (2)	(1) (2)	(1) (2)
	(in millions, except ratio and operating data)
Consolidated Statement of Income Data:
Operating revenues:
Internet	$1,114.3	$1,079.3	$1,030.9	$978.7	$920.7
Cable television	974.4	996.7	1,009.6	1,024.3	1,053.8
Mobile telephony	600.7	534.4	469.8	409.6	319.1
Cable telephony	341.1	368.6	397.8	424.8	458.0
Equipment sales	269.8	233.5	219.0	206.9	156.3
Other	175.8	164.0	154.5	140.6	101.2
Total operating revenues	3,476.1	3,376.5	3,281.6	3,184.9	3,009.1

Employee costs	398.6	385.2	386.4	376.8	356.5
Purchase of goods and services	1,274.7	1,276.9	1,303.4	1,265.0	1,205.1
Depreciation and amortization	685.6	691.3	677.3	620.6	650.3
Financial expenses(3)	200.0	189.2	156.0	168.6	175.4
Loss on valuation and translation of financial instruments	0.6	0.7	3.1	2.1	0.5
Restructuration of operations, litigation and other items	20.2	17.2	5.8	15.9	(129.7)
Gain on sale of spectrum licences	—	—	(330.9)	—	—
Loss on debt refinancing	—	—	5.2	7.3	12.2
Income taxes expense	179.1	166.2	139.2	134.0	129.3
Loss (income) from discontinued operations	(115.9)	(3.9)	(3.7)	(1.0)	0.4
Net income	$833.2	$653.7	$939.8	$595.6	$609.1

Consolidated Balance Sheet Data (at year end):
Cash and cash equivalents	$2.4	$1.1	$815.8	$1.0	$1.8
Total assets	8,070.7	7,757.3	7,071.8	6,169.4	7,947.6
Long-term debt, excluding QMI subordinated loans(4)(5)	4,240.2	4,219.6	3,270.4	3,163.1	3,266.6
Lease liabilities	114.2	122.6	143.4	135.1	135.1
QMI subordinated loans(4)(5)	1,595.0	1,595.0	—	—	2,090.0
Capital stock	1,008.8	1,320.5	132.4	132.4	132.4
Equity attributable to shareholder	121.0	(147.7)	1,919.9	1,234.1	927.7
Cash dividends declared	266.0	113.0	295.0	282.0	665.0

Other Financial Data and Ratios:
Adjusted EBITDA(6)	1,802.8	1,714.4	1,591.8	1,543.1	1,447.5
Adjusted EBITDA margin(6)	51.9%	50.8%	48.5%	48.5%	48.1%
Cash flows provided by operating activities	1,315.3	1,528.1	1,289.1	1,267.2	1,233.5
Cash flows (used in) provided by investing activities	(840.1)	(1,949.5)	(427.6)	1,238.6	(1,971.9)
Cash flows (used in) provided by financing activities	(473.2)	(401.8)	(52.7)	(2,456.8)	397.0
Capital expenditures(7)	689.1	703.4	699.9	735.9	689.5
Additions to spectrum licenses(7)	255.8	—	—	—	219.0
Ratio of earnings to fixed charges(8)	5.9x	5.3x	7.3x	5.4x	5.4x

Operating Data (at year end, except ABPU):
Homes passed(9)	2,950,130	2,907,914	2,873,748	2,839,293	2,806,001
Basic cable customers(10)	1,531,801	1,597,281	1,640,520	1,690,846	1,736,892
Basic cable penetration(11)	51.9%	54.9%	57.1%	59.6%	61.9%
Digital customers	1531,801	1,597,281	1,640,520	1,587,039	1,570,622
Digital penetration(12)	100.0%	100.0%	100.0%	93.9%	90.4%
Cable Internet customers	1,727,335	1,704,475	1,666,491	1,612,827	1,568,165
Cable Internet penetration(11)	58.6%	58.6%	58.0%	56.8%	55.9%
Cable telephony lines	1,027,265	1,113,915	1,188,475	1,253,060	1,316,293
Cable telephony penetration(11)	34.8%	38.3%	41.4%	44.1%	46.9%
Mobile telephony lines	1,330,523	1,153,762	1,023,995	893,932	768,589
Over-the-top video customers	459,305	420,850	361,563	314,706	257,477
ABPU(13)	$50.00	$49.51	$48.23	$46.75	$44.02

(1)                                Prior period figures have been restated to reflect the adoption of IFRS 16, Leases. Refer to note 1(b) of our consolidated financial statements for more details.

(2)                                In 2019, we sold our data centers operations. The results of operations and cash flows related to this business were reclassified as discontinued operations.  Refer to note 29 of our consolidated financial statements for more details.

(3)                                We are party to a number of back-to-back transactions with Quebecor Media, 9101-0835 Québec inc. and 9346-9963 Québec inc., both subsidiaries of Quebecor Media. With respect to these back-to-back transactions, we recorded interest expense of $207.3 million for the year ended December 31, 2019, $185.0 million for the year ended December 31, 2018, $193.7 million for the year ended December 31, 2017, $202.6 million for the year ended December 31, 2016 and $213.2 million for the year ended December 31, 2015, but we recorded $209.5 million, $186.9 million, $195.5 million, $204.5 million, $216.3 million and $224.2 million in dividends from Quebecor Media in 2019, 2018, 2017, 2016 and 2015 respectively. See “Item 5. Operating and Financial Review and Prospects — Uses of Liquidity and Capital Resources - Purchase of Shares of Quebecor Media and Servicing of Subsidiary Subordinated Loan.”

(4)                                For the years ended December 31, 2019, 2018, 2017, 2016, 2015, the term “QMI subordinated loans” refers to the $1.3 billion subordinated loan due in 2025 we entered into in 2010 in favor of Quebecor Media (entirely redeemed for $870.0 million and $430.0 million in 2014 and 2016, respectively), the $3.25 billion subordinated loan due in 2043 we entered into in 2013 in favor of Quebecor Media (entirely redeemed for $2.6 billion and $650.0 million in 2013 and 2016, respectively), the $1.01 billion subordinated loan due in 2045 we entered into in 2015 in favor of Quebecor Media (entirely redeemed in 2016), the $625.0 million loan due in 2046 we entered into in 2016 in favor of Quebecor Media (entirely redeemed in 2016), and the $3.6 billion subordinated loan due in 2047 we entered into in 2017 in favor of Quebecor Media (entirely redeemed in 2017), the $2.39 billion subordinated loan due  in 2048 we entered into in 2018 in favor of Quebecor Media (partially redeemed for $795.0 million in 2018). The $2.95 billion subordinated loan due in 2049 we entered into in 2019 in favor of Quebecor Media (entirely redeemed in 2019). See “Item 5. Operating and Financial Review and Prospects — Uses of Liquidity and Capital Resources - Purchase of Shares of Quebecor Media and Servicing of Subsidiary Subordinated Loan.”

(5)                                We believe that long-term debt, excluding QMI subordinated loans, provides investors with a meaningful measure of our long-term debt because the QMI subordinated loans are subordinated in right of payment to the prior payment in full of our senior indebtedness, including our notes, and because the proceeds of our QMI subordinated loans due 2025, 2043, 2045, 2046, 2047, 2048 and 2049 were invested in retractable preferred shares of Quebecor Media or its subsidiaries as part of back-to-back transactions to reduce our income tax obligations. Consequently, we disclose long-term debt, excluding QMI subordinated loans, as a supplemental measure of our indebtedness in this annual report. Long-term debt, excluding QMI subordinated loans, is not intended to be, and should not be, regarded as an alternative to other financial reporting measures, and it should not be considered in isolation as a substitute for measures of liabilities prepared in accordance with IFRS. Long-term debt, excluding QMI subordinated loans, is calculated from and reconciled to long-term debt as follows:

	At December 31
	2019	2018	2017	2016	2015
	(Canadian dollars in millions) (unaudited)

Long-term debt	$5,835.2	$5,814.6	$3,270.3	$3,163.1	$5,356.6
QMI Subordinated Loans(4)	(1,595.0)	(1,595.0)	—	—	(2,090.0)
Long-term debt, excluding QMI Subordinated Loans, as defined	$4,240.2	$4,219.6	$3,270.3	$3,163.1	$3,266.6

(6)                                Adjusted EBITDA and ratios based on this measure are not calculated in accordance with, or recognized by, IFRS.  We define adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, loss on debt refinancing, restructuring of operations, litigation and other items, gain on sale of spectrum licences, income taxes and income from discontinued operations. We define adjusted EBITDA margin as adjusted EBITDA expressed as a percentage of revenues under IFRS. Adjusted EBITDA, and ratios using this measure, are not intended to be regarded as alternatives to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. We use adjusted EBITDA because we believe that it is a meaningful measure in evaluating our consolidated results. This measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or our investment activities. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. Our definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies, therefore limiting its usefulness as a comparative measure. See “Presentation of Financial Information — Non-IFRS Measures”. Our adjusted EBITDA is calculated from and reconciled to net income under IFRS for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 in the table below:

	Year ended December 31,
	2019	2018	2017	2016	2015
		(1) (2)	(1) (2)	(1) (2)	(1) (2)
	(in millions)
Reconciliation of net income to adjusted EBITDA
Net income	$833.2	$653.7	$939.8	$595.6	$609.1
Depreciation and amortization	685.6	691.3	677.3	620.6	650.3
Financial expenses(1)	200.0	189.2	156.0	168.6	175.4
Loss on valuation and translation of financial instruments	0.6	0.7	3.1	2.1	0.5
Loss on debt refinancing	—	—	5.2	7.3	12.2
Gain on spectrum licenses	—	—	(330.9)	—	—
Restructuring of operations, litigation and other items	20.2	17.2	5.8	15.9	(129.7)
Income taxes expense	179.1	166.2	139.2	134.0	129.3
Income from discontinued operations	(115.9)	(3.9)	(3.7)	(1.0)	0.4

Adjusted EBITDA, as defined	1,802.8	1,714.4	1,591.8	1,543.1	1,447.5

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

Risks Relating to Our Business

The converging nature of technologies and services will lead to increased and non-traditional competition.

We face technological substitution across all our key business segments. Due to ongoing technological developments, the distinction between broadcasting, Internet and cable and mobile telephony platforms is fading rapidly. For instance, content providers and studios are leveraging their content rights and pursuing strategies to deploy their own over-the-top (“OTT”) distribution platform and reach consumers directly through the Internet. By doing so, they are less dependent on content aggregators, such as us. The Internet, through cable and mobile devices, is generally an important broadcasting and distribution platform; an increasing number of our customers are using mobile devices as their primary means of video entertainment, in direct competition with our cable business. In addition, mobile operators, with the development of their mobile networks, offer wireless and fixed wireless Internet services, which compete with our Internet access business.

Due to the converging nature of technological advances, we expect increasing competition from non-traditional businesses, which may affect our overall business strategy and could adversely affect our business, financial conditions and results of operations.

We operate in highly competitive industries that are experiencing rapid technological developments and fierce price competition, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations.

In our cable business, we compete against incumbent local exchange carriers (“ILECs”). Our primary ILEC competitor has rolled out its own Internet protocol television (“IPTV”) service in the vast majority of the territory in which we operate. It has also secured licenses to operate video distribution services using video digital subscriber line (“VDSL”) technology. In addition, some third-party Internet service providers (“ISPs”) have launched Internet Protocol video services (“IPVS”) in territories in which we provide services.

The rapidly growing landscape of OTT content providers, many of which having substantial financial resources, now compete for viewership and a share of the monthly entertainment spend. Furthermore, the OTT content providers’ attractive price points (which are in part due to the fact that they do not contribute financially to the Canadian traditional television business model or Internet infrastructure and are not subject to CRTC regulations) makes our traditional offer less appealing for our customers and may affect our ability to retain and acquire customers. Consequently, this could place us at a competitive disadvantage, lead to increased operational costs and have an adverse effect on our business, prospects, revenues, financial condition and results of operations. Also, foreign OTT content providers with no Canadian place of business are not required to charge federal and provincial sales tax (except in Alberta and Québec). Given that our clients, notably Club illico’s subscribers, must be charged GST when they purchase our services, we are at a competitive disadvantage.

Furthermore, we face competition from illegal providers of cable television services and illegal access to non-Canadian direct broadcast satellite (“DBS”) signal (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy).

In our Internet access business, we face competition from several resellers who have access to the wholesale third party Internet access (“TPIA”) service mandated by the CRTC. The recently CRTC mandated revised wholesale rates, if upheld by the Federal Court of Appeal, will provide TPIA providers with a cost structure that could lead to increased competition either from established TPIA providers or new entrants. These TPIA providers may also provide telephony and networking applications, and have entered the IPTV market. Their market share is significant and growing especially in Québec and Ontario, the two regions in Canada where they have been particularly active and aggressively pricing their services. See also the risk factor “We are required to provide TPIA providers with access to our networks, which may result in increased competition.”

We also compete against other ISPs offering residential and commercial Internet access services as well as fixed wireless access and open Wi-Fi networks in some cities. The main competitors are the ILECs that offer Internet access through digital subscriber line (“DSL”), fibre to the node and fibre to the home technologies, often offering download speeds comparable to ours. In addition, satellite operators such as Xplornet are increasing their existing high-speed Internet access capabilities with the launch of high-throughput satellites, targeting households in rural and remote locations and claiming future download speeds comparable to our low and medium download speeds. Finally, certain municipalities also plan to build and operate their own broadband networks. They plan to do so through public/private partnership arrangements, competing directly with us in some of our local markets.

Our cable telephony business has numerous competitors, including ILECs, competitive local exchange carriers, mobile telephony service operators and other providers of Voice over Internet Protocol and cloud based telephony. Some of these competitors are not facility-based and therefore have much lower infrastructure costs. In addition, Internet protocol-based products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on our business, prospects, revenues, financial condition and results of operations.

In our mobile telephony business, we compete against a mix of market participants, some of them active in our territory in some or all of the products we offer, with others offering only mobile telephony services. In addition, users of mobile voice and data systems may find their communication needs satisfied by other current adjunct technologies, such as Wi-Fi, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those we provide or may in the future provide, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. For instance, some providers of mobile telephony services (including incumbent carriers) have deployed and have been operating for many years lower-cost mobile telephony brands in order to acquire additional market share. Furthermore, the decisions to be taken by the CRTC with regards to a new regulatory framework for mobile services stand to have a significant impact on our competitive environment, as we could see the emergence of non-facility-based operators (mobile virtual network operators “MVNOs”). We may not be able to compete successfully in the future against existing and those potential new competitors; increased competition could have a material adverse effect on our business, prospects, revenues, financial condition, and results of operations.

Finally, many of our competitors are offering special discounts to customers who subscribe to two or more of their services (cable television or IPTV, Internet access, landline and mobile telephony services). Should we fail to keep our existing customers and lose them to such competitors, we may end up losing a subscriber for each of our services as a result of our bundling strategy. This could have an adverse effect on our business, prospects, revenues, financial condition and results of operations.

Fierce price competition in all our businesses and across the industries in which we operate, combined with the declining demand for certain traditional products, may affect our ability to raise the price of our products and services in line with increases in our operating costs, as we have done in the past. This could have an adverse effect on our business, revenues, financial condition and results of operations.

We are required to invest a significant amount of capital to address continuing technological evolution and development needs.

New technologies in the telecommunication industry are evolving faster than the historical investment cycle in the industry. Their introduction and pace of adoption could result in requirements for additional capital investments not currently planned, as well as shorter estimated useful lives for certain of our existing assets. Our strategy of maintaining a leadership position in the suite of products and services we offer and of launching new products and services requires capital investments in our networks, information technology systems and infrastructure, as well as the acquisition of spectrum, to support growth in our customer base and its demands for increased bandwidth capacity and other services.

We must continually invest in our services, networks and technologies due to the rapid evolution of technologies, or we may be required to acquire, develop or integrate new technologies. Improvements in our services depend on many factors. The cost of the acquisition, development or implementation of new technologies and spectrum could be significant and our ability to fund such acquisition, development or implementation may be limited, which could have a material adverse effect on our ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition and results of operations.

5G technology is evolving rapidly and Canada’s first standards-based commercial launches are expected in 2020. Smartphones are generally expected to support 5G technology in 2020. It is expected that 5G ecosystems will operate on multiple frequency bands, including the 600MHz spectrum recently acquired by Videotron. However, 3.5 GHz spectrum is becoming a primary band for 5G mobile coverage. Innovation, Science and Economic Development Canada (“ISED”) is expected to auction 3.5 GHz frequencies by late 2020 or early 2021. There is a risk that we may not be able to purchase the 3.5 GHz spectrum required to compete equally on network speeds and 5G capacity. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition, and results of operations.

In the past, we have required substantial capital for the upgrade, expansion and maintenance of our networks and the launch and deployment of new or additional services. We expect that additional capital expenditures will continue to be required in the short-term, mid-term and long-term in order to maintain, expand and enhance our networks, systems and services, including expenditures relating to advancements in LTE-Advanced/5G mobile technologies, network virtualisation and automation, Internet access, ultra-high-definition television, Internet of Things, IPTV and OTT delivery technology, as well as the introduction of virtual reality and home automation. Moreover, additional investments in our business may not translate into incremental revenues, cash flows or profitability.

Continuing growth in and the converging nature of wireless, video and broadband services will require ongoing access to spectrum in order to provide attractive services to customers.

Wireless, video and broadband services are undergoing rapid and significant technological changes and a dramatic increase in usage, in particular, the demand for faster and seamless usage of video and data across mobile and fixed devices. It is projected that this demand will further accelerate, driven by the following increases: levels of broadband penetration; need for personal connectivity and networking; affordability of mobile devices; multimedia-rich services and applications; and unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. We may have to acquire additional spectrum in order to address this increased demand. The ability to acquire additional spectrum is dependent on the timing and the rules established by ISED. If we are not successful in acquiring additional spectrum we may need on reasonable terms, or not at all, that could have a material adverse effect on our business, prospects and financial condition. See also “Item 4. Information on the Corporation — Regulation — Canadian Telecommunications Services — Regulatory Framework for Mobile Wireless Services.”

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

We have entered into roaming agreements with multiple carriers around the world, and have established worldwide coverage. Our inability to extend our worldwide coverage or to renew, or substitute for, these roaming agreements at their respective or better terms or on acceptable terms, may place us at a competitive disadvantage, which could adversely affect our ability to operate our mobile business successfully and profitably. In addition, if we are unable to renew, or substitute for, these roaming agreements on a timely basis and at an acceptable cost, our cost structure could materially increase, and, consequently, our business, prospects, revenues, financial condition and results of operations could be adversely affected.

We could be adversely impacted by higher handset costs and increasing bring-your-own-device (“BYOD”) customers.

Our mobile telephony business model is based substantially on increasing monthly revenues while financing the cost of subscriber handsets over the term of their contract, similar to other Canadian wireless carriers. This model attracts customers and in exchange they commit to a term contract with us. However, the higher handset costs, in a price sensitive market, could negatively impact our revenues, financial condition and results of operations. Furthermore, given the fact that our competitors benefit from higher purchasing volumes, they may have the ability to negotiate better prices from manufacturers of mobile devices, thus enabling them to recoup a larger share of their subscribers’ monthly spending.

Furthermore, given the marginal technological advancements in mobile devices, consumers tend to conserve their mobile devices for longer periods of time thereby increasing the number of BYOD customers. Such customers are under no contractual obligation to remain with a specific carrier. Also, new technologies now embedded in certain handset devices will, once widely adopted, allow customers to switch between carriers without the use of a carrier-provided Sim card. This could have a material adverse effect on our churn rate and, consequently, on our business, prospects, revenues, financial condition and results of operations.

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

There can be no assurance that we will be able to generate or otherwise obtain the funds to implement our business strategies and finance our capital expenditure programs or other investment requirements, whether through cash from operations, additional borrowings or other sources of funding. If we are unable to generate sufficient funds or obtain additional financing on acceptable terms, we may be unable to implement our business strategies or proceed with the capital expenditures and investments required to maintain our leadership position, and our business, financial condition, results of operations, reputation, and prospects could be materially adversely affected.

We may need to support increasing costs in securing access to support structures needed for our networks.

We require access to the support structures of hydroelectric and telephone utilities and need municipal rights of way to deploy our cable and mobile networks. Where access to the structures of telephone utilities cannot be secured, we may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). We have entered into comprehensive support structure access agreements with all the major hydroelectric companies and all the major telecommunications companies in our service territory. In the event that we seek to renew or to renegotiate these agreements, we cannot guarantee that these agreements will continue to be available on their respective terms, on acceptable terms, or at all, which may place us at a competitive disadvantage and which may have a material adverse effect on our business and prospects.

We may not successfully implement our business and operating strategies.

Our strategies include strengthening our position as telecommunications leader, introducing new and enhanced products and services, enhancing our advanced broadband network, further integrating the operations of our subsidiaries, leveraging geographic clustering and maximizing customer satisfaction across our business. We may not be able to implement these strategies successfully or realize their anticipated results fully or at all, and their implementation may be more costly or challenging than initially planned. In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, increased dependence on third party suppliers and service providers, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition, technological changes, any prolonged restrictive measures put in place in order to contain an outbreak of a contagious disease or other adverse public health development, and other factors described in this “Risk Factors” section. Any material failure to implement our strategies could have an adverse effect on our reputation, business, financial condition, prospects, and results of operations, as well as on our ability to meet our obligations, including our ability to service our indebtedness.

As part of our strategy, in recent years, we have entered into certain agreements with third-parties under which we are committed to making significant operating and capital expenditures in the future in order to offer new products and services to our customers. We can provide no assurance that we will be successful in developing such new products and services in relation to these engagements, including the marketing of new revenue sources.

We could be adversely impacted by consumer trends to abandon cable telephony and traditional television services.

The recent trend towards mobile substitution (when users cancel their landline telephony services and opt for mobile telephony services only) is largely the result of the increasing mobile penetration rate in Canada. In addition, there is also a consumer trend to abandon, substitute or reduce traditional television services for Internet access services in order to stream directly from broadcasters and OTT content providers. We may not be successful in converting our existing cable telephony and cable television subscriber base to our mobile telephony services, our Internet access services or our OTT entertainment platforms, which could have a material adverse effect on our business, prospects, revenues, results of operations and financial condition.

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

We have and will continue to implement changes to the structure of our business due to many factors, such as the necessity of a corporate restructuring, a system replacement or upgrade, a process redesign, and the integration of business acquisitions or existing business units. These changes must be managed carefully to ensure that we capture the intended benefits. The implementation process may negatively impact overall customer experience and may lead to greater-than-expected operational challenges, costs and expenses, customer losses, and business disruption for us, all of which could adversely affect our business and our ability to gain the anticipated benefits.

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

Our financial performance could be materially adversely affected if we cannot continue to distribute a wide range of appealing video programming and produce and acquire original programming on commercially reasonable terms.

The financial performance of our cable, Club illico and mobile services depends in large part on our ability to distribute, on our platforms, a wide range of appealing video programming and on our ability to produce and acquire original content.

In our telecommunications business, we obtain television programming rights from suppliers pursuant to programming contracts. In recent years, these suppliers have become vertically integrated and are now more limited in number. We may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, our inability to obtain programming at reasonable rates or our inability to pass rate increases through to our customers could have a material adverse effect on our business, prospects, results of operations and financial condition.

Increased competition in the television industry from local and foreign deregulated OTT content providers with access to substantial financial resources may result in a competitive disadvantage from a content perspective and may have a material adverse effect on our business, prospects, revenues financial conditions and results of operations. Notably, on September 28, 2017, the Minister of Canadian Heritage and Netflix concluded an arrangement pursuant to which Netflix undertakes to invest a minimum of $500 million in original productions in Canada over the next five years, while not required to charge provincial (except in Alberta and Québec) and federal sales taxes or to contribute financially to the Canadian traditional television business model or Internet infrastructure. This arrangement may place us at a competitive disadvantage in the market and exert an upward pressure on content price.

We provide our cable television, Internet access, cable telephony and mobile telephony services through a single clustered network, which may be more vulnerable to widespread disruption.

We provide our cable and Internet Protocol (“IP”) television, Internet access, cable telephony and mobile telephony services through a primary headend and through twelve additional regional headends in our single clustered network. Despite available emergency backup or replacement sites, a failure in our primary headend, including exogenous threats, such as cyber-attacks, natural disasters, sabotage or terrorism, or dependence on certain external infrastructure providers (such as electric utilities), could prevent us from delivering some of our products and services throughout our networks until the failure has been resolved, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation, and could have a material adverse effect on our financial condition.

Our reputation may be negatively impacted, which could have a material adverse effect on our business, financial condition and results of operations.

We have generally enjoyed a good reputation among the public. Our ability to maintain our existing customer relationships and to attract new customers depends to a large extent on our reputation. While we have put in place certain mechanisms to mitigate the risk that our reputation may be tarnished, including good governance practices and a Code of Ethics, there can be no assurance that these measures will be effective to prevent violations or perceived violations of law or ethical business practices. The loss or tarnishing of our reputation could have a material adverse effect on our business, prospects, financial condition and results of operations.

We store and process increasingly large amounts of personally identifiable data of our clients, employees or business partners, and the improper use or disclosure of such data would have an adverse effect on our business and reputation.

The ordinary course of our businesses involves the receipt, collection, storage and transmission of sensitive data, including our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, whether in our systems, infrastructure, networks and processes, or those of our suppliers.

We face risks inherent in protecting the security of such personal data. In particular, we face a number of challenges in protecting the data in and hosted on our systems, or those belonging to our suppliers, including from advertent or inadvertent actions or inactions by our employees, as well as in relation to compliance with applicable laws, rules and regulations relating to the collection, use, disclosure and security of personal information, including any requests from regulatory and government authorities relating to such data. Although we have developed systems, processes and security controls that are designed to protect personally identifiable information of our clients, employees or business partners, we may be unable to prevent the improper disclosure, loss, misappropriation of, unauthorized access to, or other security breach relating to such data that we store or process or that our suppliers store or process. As a result, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation, which could have a material adverse effect on our financial condition.

Cybersecurity breaches and other similar disruptions could expose us to liability, which would have an adverse effect on our business and reputation.

Although we have implemented and regularly review and update processes and procedures to protect against signal interruption, unauthorized access to or use of sensitive data, including data of our customers, and to prevent data loss or theft, and, although ever-evolving cyber-threats require us to continually evaluate and adapt our systems, infrastructure, networks and processes, we cannot assure that our systems, infrastructure, networks and processes, as well as those of our suppliers, will be adequate to safeguard against all information security access by third-parties or errors by employees or by third party suppliers. We are also at risk from increasingly sophisticated phishing attacks, Sim swaps, fraudulent ports and other types of frauds. If we are subject to a significant cyber-attack or breach, unauthorized access, errors of third-party suppliers or other security breaches, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation, which could have a material adverse effect on our financial condition.

The costs associated with a major cyber-attack could also include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources, lost revenues and customers from business interruption and litigation. Our contractual risk transfers do not eliminate the risk completely and the potential costs associated with these attacks could exceed the scope and limits of the insurance coverage we maintain.

We may not be able to protect our services from piracy, which may have an adverse effect on our customer base and lead to a possible decline in revenues.

We may not be able to protect our services and data from piracy. We may be unable to prevent electronic attacks to gain unauthorized access to our networks, digital programming, and Internet access services. We use encryption technology to protect our cable signals and OTT service from unauthorized access and to control programming access based on subscription packages. We may not be able to develop or acquire adequate technology to prevent unauthorized access to our networks, programming and data, which may have an adverse effect on our customer base and lead to a possible decline in our revenues, as well as to significant remediation costs and legal claims.

Malicious and abusive Internet practices could impair our cable and mobile services as well as our fibre-optic connectivity business.

Our cable, mobile and fibre-optic connectivity business customers utilize our networks to access the Internet and, as a consequence, we or they may become a victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our networks and our customers, including deterioration of service, excessive call volume to call centers, and damage to our customers’ equipment and data or ours. Significant incidents could lead to customer dissatisfaction and, ultimately, to a loss of customers or revenues, in addition to increased costs to service our customers and protect our networks. Any significant loss of cable, mobile or fibre-optic connectivity business customers, or a significant increase in the costs of serving those customers, could adversely affect our reputation, business, prospects, results of operations and financial condition.

We are dependent upon our information technology systems and those of certain third-parties. The inability to maintain and enhance our systems could have an adverse impact on our financial results and operations.

The day-to-day operation of our business is highly dependent on information technology systems, including those of certain third-party suppliers, some of which are based in territories providing geopolitical risk. An inability to maintain and enhance our existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products and services could have an adverse impact on our ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth, manage operating expenses and carry out operation without interruption, all of which may have a material adverse effect on our business, prospects, results of operations and financial condition.

Products and services supplied to us by third-party suppliers may contain latent security issues, including, but not limited to, software and hardware security issues, that would not be apparent upon a diligent inspection. Failure to identify and remedy those issues could adversely impact our results of operations and financial condition.

We depend on third-party suppliers and providers for services, hardware, licensed technological platforms, equipment, information and other items critical to our operations.

We depend on third-party suppliers and providers for certain services, hardware, licensed technological platforms and equipment that are, or may become, critical to our operations and network evolution. These materials and services include set-top boxes, gateways, mobile telephony handsets and network equipment, cable and telephony modems, servers and routers, fibre-optic cable, telephony switches, inter-city links, support structures, licensed technological platforms, software, the “backbone” telecommunications network for our Internet access and telephony services, and construction services for the expansion of and upgrades to our cable and mobile networks. These services and equipment are available from a single or limited number of suppliers and therefore we face the risks of supply disruption, including due to geopolitical events, external events such as epidemics or pandemics, business difficulties, restructuring or supply-chain issues. If no supplier can provide us with the equipment and services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected.

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

We may be adversely affected by strikes, other labour protests and health risks affecting our employees.

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

Health threats to our employees resulting from epidemics and pandemics could adversely affect our business, assets, financial conditions, results of operations and reputation.

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

Most of our revenues and expenses are denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes, gateways, modems,  mobile devices and certain capital expenditures, including certain costs related to the development and maintenance of our mobile network, are paid in U.S. dollars. Those costs are partially hedged hence a significant increase in the U.S. dollar could have an adverse effect on our results of operations and financial condition.

Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, are payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. We have entered into transactions to hedge the exchange rate risk with respect to our U.S. dollar-denominated debt outstanding at December 31, 2019, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt. These hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral in order to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms, or at all, or, pursuant to the terms of these hedging transactions, our counterparties thereto may owe us significant amounts of money and may be unable to honour such obligations, all of which could have an adverse effect on our results of operations and financial condition.

In addition, certain cross-currency interest rate swaps entered into by us include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2019, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward contracts was in a net asset position of $388.8 million on a consolidated basis. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

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

The competition to offer products in the best available retail commercial spaces is fierce in the telecommunications business. Some of our telecommunications business’ competitors have pursued a strategy of selling their products through independent retailers to extend their presence on the market and some of our competitors have also acquired certain independent retailers and created new distribution networks. This could result in limiting the customer reach of our retail network and places us at a competitive disadvantage, which could have an adverse effect on our business, prospects, results of operations and financial condition.

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

The CRTC has launched a comprehensive review of the wireless market. The Canadian Government has requested that the CRTC consider competition, affordability, consumer interests and innovation in its decisions. This review could result in the introduction of mandatory resale in the wireless marketplace and the emergence of MVNOs in the mobile telephony industry. This material increase in competition in our mobile telephony business could have a material adverse effect on our business, prospects, revenues, financial conditions and results of operations.

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

We are required to provide TPIA providers with access to our cable network, which may result in increased competition.

The largest cable operators in Canada, including Videotron, have been required by the CRTC to provide TPIA providers with access to their networks at mandated cost-based rates. Numerous TPIA providers are interconnected to our cable network and are thereby providing retail Internet access services as well as, in some cases, retail VoIP and IP-based television distribution services.

In a series of decisions since 2015, the CRTC has reemphasized the importance it gives to mandated wholesale access arrangements as a driver of competition in the retail Internet access market. Among other things, the CRTC has ordered all of the major telephone and cable companies, including Videotron, to provide new disaggregated wholesale access services, which are to replace existing aggregated wholesale access services after a transition period. These new disaggregated services will include mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. On August 15, 2019, the CRTC introduced a flat rate for wholesale Internet access independent of access speed and also ordered that new access and capacity rates be applied retroactively to March 31, 2016. Those new proposed rates are substantially lower than interim rates and could represent a retroactive reduction in earnings of approximately $22.0 million (before income taxes) in 2019 and approximately $30.0 million (before income taxes) from March 31, 2016 to December 31, 2018. A coalition of cable companies (including Videotron) has filed appeals of this decision with the Federal Court of Appeal, the federal Cabinet and the CRTC itself. If the CRTC’s decision is ultimately upheld in its current form, it will significantly reduce Videotron’s wholesale Internet service revenues. In addition, it will significantly change the competitive landscape and will allow Internet resellers to adopt more aggressive pricing strategies in the retail market. This could lead to a loss of subscribers, affect our ability to recover our costs of providing these services, reduce our incentives to invest in our networks and have a material adverse effect on our ability to successfully compete.

ISED may not renew our mobile spectrum licenses on acceptable terms, or at all.

Our AWS-1 licenses were renewed in December 2018 for a 20-year term. A public consultation to determine the license fees to be paid during the renewal term has not yet been initiated.

Our other spectrum licenses, including in the AWS-3, 700MHz, 2500MHz and 600 MHz bands, are issued for 20-year terms from their respective dates of issuance. At the end of these terms, we expect that new licenses will be issued for subsequent terms through a renewal process, unless a breach of license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The process for issuing or renewing licenses, including the terms and conditions of the new licenses and whether license fees should apply for a subsequent license term, are expected to be determined by ISED. If, at the end of their respective term, our licenses are not renewed on acceptable terms, or at all, our ability to continue to offer our wireless services, or to offer new services, may be negatively impacted and, consequently, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

We are subject to a variety of environmental laws and regulations and may be adversely impacted by climate change.

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

Finally, the effects of global climate change are increasing the severity and frequency of extreme weather-related events, and will likely result in increased operational and capital costs. Some of the more significant climate-related risks that were identified include increased operational costs to maintain network operations during extreme weather events, and increased capital costs as a result of damage to facilities and/or equipment.

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

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2019, we had $4.2 billion of consolidated long-term debt (long -term debt plus bank indebtedness) excluding QMI Subordinated Loans. Our indebtedness could have significant consequences, including the following:

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

Although we have significant indebtedness, as at December 31, 2019, we had approximately $1.41 billion available for additional borrowings under our existing credit facilities on a consolidated basis, and the indentures governing our outstanding Senior Notes would permit us to incur substantial additional indebtedness in the future. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, refer to Note 17 to our audited consolidated financial statements for the year ended December 31, 2019 included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.”

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

In addition, a change of control would be an event of default under our credit facilities. Any future credit agreement or other agreements relating to our indebtedness to which we become a party may contain similar provisions. Our failure to repurchase our Senior Notes if required upon a change of control would, pursuant to the terms of the respective indentures governing our outstanding Senior Notes, constitute an event of default under such indentures. Any such default could, in turn, constitute an event of default under any existing or future indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, we may not have sufficient funds to repurchase our Senior Notes and repay the debt.

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

Although we have registered certain series of our Senior Notes under the Securities Act, we did not, and we do not intend to, qualify our Senior Notes by prospectus in Canada or other jurisdictions outside the United-States, and, accordingly, the Senior Notes remain subject to restrictions on resale and transfer in Canada and other jurisdictions outside the United-States. In addition, non-U.S. holders remain subject to restrictions imposed by the jurisdiction in which the holder is resident.

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

Our Senior Notes are unsecured and, therefore, are effectively subordinated to any secured indebtedness that we may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving us, the assets that serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the Senior Notes. The Senior Notes are effectively subordinated to any borrowings under our secured credit facilities to the extent of the value of the assets securing such secured credit facilities and structurally subordinated to the liabilities of our existing and future subsidiaries that do not guarantee the Senior Notes. In addition, our credit facilities and the respective indentures governing our Senior Notes permit us to incur additional secured indebtedness in the future, which could be significant.

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

Our registered office is located at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, and our telephone number is (514) 281-1232. Our corporate website may be accessed through the URL http://www.videotron.com. The information found on our corporate website or on any other website to which we refer in this annual report does not, however, form part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States with respect to our Senior Notes (other than our Canadian-dollar denominated Senior Notes due 2025, 2026 and 2030) is CT Corporation System, 28 Liberty Street, New York, New York 10005.

Since December 31, 2016, we have undertaken and/or completed several business acquisitions, combinations, divestitures and business development projects and financing transactions, including, among others, the following:

•                  We have continued to actively develop our mobile network. As of December 31, 2019, our mobile telephony services covered the Province of Québec (8.5 million people) and Eastern Ontario. During 2019, we activated 176,700 net new lines on our advanced mobile network at a pace of approximately 14,700 net new lines per month, bringing our total mobile customer base to 1,330,500 activated lines.

•                  On December 23, 2019, we concluded an agreement to acquire Télédistribution Amos Inc. (“Cable Amos”), and its network in Abitibi-Temiscamingue. The acquisition is subject to the approval of ISED and to customary conditions.

•                  On December 13, 2019, we announced that Samsung Electronics Co. Ltd. (“Samsung”) has been chosen as a partner for the roll-out of LTE-A and 5G radio access technology in Québec and in the Ottawa area. In this phase, we will accelerate construction of our new generation network with a target of gradual commissioning beginning in 2020.

•                  On October 8, 2019, we issued $800.0 million aggregate principal amount of 4.50% Senior Notes maturing on January 15, 2030, for net proceeds of $790.7 million, net of financing fees of $9.3 million. We used the proceeds mainly to pay down a portion of the amount due under our secured credit facility.

•                  On August 27, 2019, we launched Helix, the new technology platform that is revolutionizing entertainment and home management with voice remote, ultra-intelligent Wi-Fi, and, coming soon, support for home automation, all tailored to customer needs and preferences.

•                  On April 10, 2019, we purchased ten blocks of low-frequency spectrum in the 600 MHz band during ISED’s latest commercial mobile spectrum auction. The licenses, which cover Eastern, Southern and Northern Québec as well as the Outaouais and Eastern Ontario areas, were acquired for $255.8 million.

•                  On January 22, 2019, we sold to Quebecor Media our 4Degrees Colocation Inc. data centre operations, which were ultimately sold to a third party on January 24, 2019, for an amount of $261.6 million fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by the Corporation. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $115.7 million was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. The results of operations and cash flows of this business were reclassified as discontinued operations in the consolidated statements of income and cash flows. These discontinued operations were transferred to Quebecor Media in exchange of a promissory note receivable for an amount of $260.7 million from which $100.7 million was reimbursed subsequently.

•                  On January 7, 2019, we announced certain senior management changes whereby Jean-François Pruneau, formerly Senior Vice President and Chief Financial Officer of Quebecor Media, was appointed President and Chief Executive officer of Videotron, in replacement of Manon Brouillette who stepped down for personal reasons.

•                  On November 26, 2018, we increased our secured revolving credit facility from $965.0 million to $1.5 billion and extended its maturity to July 2023. Some of the terms and conditions related to this credit facility were also amended

•                  On September 13, 2018, we launched Fizz, a dynamic and competitive new mobile and Internet brand that delivers mobile telephony and Internet service featuring advantageous pricing, a fully digital experience and user autonomy.

•                  On August 29, 2017, we announced a multiyear strategic partnership with multinational telecommunications, media technology company Comcast Corporation’s (“Comcast”), aimed at developing and delivering our own IPTV service based on Comcast’s XFINITY X1 platform to enhance customer experience for our customers.

•                  On July 24, 2017, we sold seven 2500 MHz and 700 MHz wireless spectrum licenses outside Québec to Shaw Communications Inc. (“Shaw”) for a cash consideration of $430.0 million. The sale included three 700 MHz licenses covering southern Ontario and the entirety of the provinces of Alberta and British Columbia, and four 2500 MHz licenses covering the major urban centres in those provinces, namely Toronto, Edmonton, Calgary and Vancouver.

•                  On June 20, 2017, we sold our AWS-1 spectrum license in the Metropolitan Toronto area to Rogers Communication Inc. (“Rogers”) for a cash consideration of $184.2 million, pursuant to the transfer option held by us since 2013.

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

B-           Business Overview

Overview

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers, as well as an Internet service provider and a provider of cable and mobile telephony and OTT video services in the Province of Québec. Our cable network is the largest broadband network in the Province of Québec covering approximately 80% of the Province of Québec’s estimated 3.7 million premises. The deployment of our LTE-A and 5G wireless networks and our enhanced offering of mobile communication services for residential and business customers will allow us to further consolidate our position as a provider of integrated telecommunication services as well as an entertainment and content leader. Our products and services are supported by the latest coaxial, fibre-optic and wireless technologies. Through roaming agreements with hundreds of domestic and international network operators, our customers benefit from extensive coverage in Canada and throughout the world.

Videotron Business is a premier full-service telecommunications provider servicing small-, medium- and large-sized businesses, as well as telecommunications carriers. In recent years, we have significantly grown our customer base and have become a leader in the Province of Québec’s business telecommunications segment. Products and services include cable television, Internet access, telephony solutions, mobile services and business solutions products such as private network connectivity, Wi-Fi, audio and video transmission. It also includes Fibrenoire, a company that provides fibre-optic connectivity services. This enables Videotron Business to meet the growing demand from business customers for fibre-optic connectivity.

Competitive Strengths

Leading Market Positions

We are the largest cable operator in the Province of Québec and the third largest in Canada, in each case based on the number of cable customers. We believe that our strong market position has enabled us to launch and deploy new products and services more effectively. For example, since the introduction of our cable Internet access service, we estimate that we have become the largest provider of such service in the geographic areas we serve. In the mobile telephony segment, we estimate that our brand currently holds the second largest market share in the geographic areas we serve and the largest market share in terms of gross subscriber additions in 2019. Our extensive proprietary and third-party retail distribution network of stores and points of sale, including our Videotron-branded stores and kiosks, as well as our Videotron authorized dealers, assists us in marketing and distributing our advanced telecommunications services, such as cable Internet access, digital television and cable and mobile telephony, on a large-scale basis.

Differentiated Bundled Services and New Products

Through our technologically advanced cable and wireless network, we offer a differentiated, bundled suite of entertainment, information and communication services, products and content, including digital television, cable Internet access, VOD, Club illico and other interactive television services, as well as residential and commercial cable telephony services using VoIP technology, and mobile telephony services. In addition, we deliver high-quality services and products, including, for example, our standard cable Internet access service which is offered across our footprint and enables our customers to download data, in a portion of our territory, at a speed higher than currently offered by standard DSL technology. We also offer one of the widest ranges of French-language programming in Canada including content from our illico-on-Demand and Club illico services available on illico Digital TV, illico.tv or illico app (for Android and iOS). Customers can interrupt and resume programming at will on any of these three illico platforms.

On September 13, 2018, we launched Fizz, a new mobile and Internet brand that delivers mobile and Internet services featuring advantageous pricing, a fully digital experience and user autonomy. It has been developed to respond to the technological needs and behaviours of Generation Z and millennials and to expand our market share in this business segment. Fizz offers its customers an online community that provides a completely new, 100% digital experience focused on simplicity, autonomy and sharing, thus enhancing the traditional mobile carrier and Internet services.

On August 27, 2019, we unveiled Helix, an IPTV and cloud-enabled video platform based on Comcast’s Xfinity X1 platform, which provides customers with integrated search functionalities, including the use of a voice-activated remote control, personalized recommendations and access to, and integration of content from, certain third-party Internet applications, such as Netflix, Amazon Prime Video and YouTube. We have also launched two new mobile applications for our Helix customers: (i) the Helix Fi app, which lets customers control their home Wi-Fi network, set time restrictions for children’s Internet use, quickly and easily disconnect a device from the network and, coming soon, control household smart devices; and (ii) the Helix app, which lets users control their cloud DVR remotely, watch live TV as well as a large quantity of on demand content anytime, anywhere. Cloud DVR technology is offered in substantially all of our markets. Cloud DVR technology allows video customers to record programming via their set-top boxes using cloud-based servers and view those recordings on mobile devices via the Helix app.

Advanced Broadband Network

We are able to leverage our advanced broadband network, substantially all of which is bi-directional, to offer a wide range of advanced services, such as digital television, VOD, cable Internet access and cable telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that ongoing capital expenditures will continue to be required to accommodate the evolution of our products and services and to meet the demand for increased capacity.

Focused and Highly Reliable Network Cluster

Our single hybrid fibre coaxial clustered network covers approximately 80% of the Province of Québec’s total addressable market and nine of the province’s top ten urban areas. We believe that our single cluster and network architecture provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services such as Helix, Club illico and the illico 4K UHD set-top box, and a lower cost structure through reduced maintenance and technical support costs.

Strong, Market-Focused Management Team

We have a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications and technology. Under the leadership of our senior management team, we have, among other things, improved penetration of our subscription-based OTT entertainment service and our mobile telephony services, including through the successful build-out and launch of our mobile telephony network and upgrade to the LTE technology.

Products and Services

We currently offer to our customers cable services, mobile telephony services, OTT video services and business telecommunications services.

Cable Services

Our coaxial and fibre-optic network large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including cable Internet access, digital multiplatform television, residential telephony and selected interactive services. On August 27, 2019, we launched Helix, an IPTV and cloud-enabled video platform based on Comcast’s Xfinity X1 platform, which provides customers with integrated search functionalities, including the use of a voice-activated remote control, personalized recommendations and access to, and integration content from, certain third-party Internet applications and, coming soon, support for home automation, all tailored to individual customer needs and preferences.

•                  Cable Internet Access. Leveraging our advanced cable infrastructure, we offer cable Internet access to our customers primarily via cable modems. We provide this service at download speeds of up to 400 Mbps to more than 99% of our homes passed. As of December 31, 2019, we had 1,727,300 cable Internet access customers, representing 58.6% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 51% as of December 31, 2019.

•                  Cable Television. We currently have installed headend equipment connected to a unified fibre-optic and coax network capable of delivering digitally encoded transmissions to a two-way digital gateway in the customer’s home and premises. In accordance with CRTC regulations, we offer a basic package including 23 basic television channels, access to VOD and an interactive programming guide. Furthermore, all of our custom packages include the basic package, 52 audio channels providing digital-quality music, 37 FM radio channels and an interactive programming guide. Our extended digital television offering allows customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of 390 additional channels, including U.S. super-stations and other special entertainment programs. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. As of December 31, 2019, we had 1,531,800 customers for our digital television service, representing 51.9% of our total homes passed.

•                  Cable Telephony. We offer cable telephony service to our residential customers using VoIP technology. As of December 31, 2019, we had 1,027,300 subscribers to our cable telephony service, representing a penetration rate of 34.8% of our homes passed.

•                  Video-On-Demand. VOD service enables our customers to rent content from a library of movies, documentaries and other programming through their digital gateway, computer, tablet or mobile phone. Our customers are able to rent their VOD selections for a period of up to 48 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during their rental period. In addition, customers can resume viewing on-demand programming that was paused on either the television or mobile app offered on the iOS and Android platforms. These applications feature a customizable, intuitive interface that brings up selections of content based on the customer’s individual settings and enhances the experience by suggesting personalized themed content. These applications smartly and swiftly highlight any content available from the illico and Helix catalog as well as third party catalogs such as Netflix (provided customers have a subscription with such service), including VOD titles, live television broadcasts or recorded shows, and allow customers to transfer it directly and seamlessly from their mobile devices to their television.

•                  Pay-Per-View and pay television channels. Pay-Per-View is a group of channels that allows our digital customers to order live events, such as sports events, and comedy shows based on a pre-determined schedule. In addition, we offer pay television channels on a subscription basis that allows our customers to access and watch most of the movies available on the linear pay TV channels these customers subscribe to.

•                  Helix. On August 27, 2019, we launched our new IPTV service, Helix - a new technology platform based on the Comcast Xfinity X1 platform. Helix is built around voice-controlled assistant technology. Helix offers a smarter and more powerful Wi-Fi coverage, an enhanced TV experience through IP technology, seamless integration of Web content platforms and, coming soon, home automation services. We have also launched two new mobile apps for their Helix customers: (i) Helix, which lets users control their cloud DVR remotely, watch live TV as well as a large quantity of on demand content anytime, anywhere; and (ii) Helix Fi, which lets customers control their home Wi-Fi network, set time restrictions for children’s Internet usage by quickly and easily managing a device connection on the household network. In addition, the Helix Fi app will soon give customers the control of their household smart devices.

Mobile Services

In the context of the spectrum auction that ended on July 21, 2008, we acquired 17 AWS-1 spectrum licenses covering the province of Québec, Eastern Ontario and the Greater Toronto Area. The AWS-1 spectrum licenses in the Greater Toronto Area were subsequently sold to Rogers in 2017.

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

In April 2014, we added Apple’s mobile devices, including the iPhone, to our extensive line-up of mobile handsets, thus enabling us to reach a significantly untapped segment of our addressable market, in particular the young mobile users. Subsequently, we launched applications for the iOS operating system.

In August 2015, we launched the Unlimited Music service, which allowed some mobile customers to stream music through the most popular online platforms without using data from their mobile plan. On April 20, 2017, the CRTC ordered us to stop offering unlimited data to our customers and consumers for streaming or listening to music by July 19, 2017. This deadline was later extended to August 4, 2017.

In the 700 MHz auction held in 2014, we acquired a package of seven spectrum licenses consisting of a single paired 5+5 MHz spectrum block in the upper 700 MHz band over a geographic territory which encompasses the provinces of Québec, Ontario (excluding the region of Northern Ontario), Alberta and British Columbia (the spectrum licenses outside Québec were subsequently sold to Shaw in 2017). The 700 MHz band presents certain superior propagation characteristics and benefits from well-developed LTE equipment and device ecosystems in North America. The 700 MHz band enhances our ability to maintain a leading edge and a high performance wireless network in the Province of Québec.

In the ISED auction for AWS-3 commercial mobile spectrum held on March 3, 2015, we acquired four 30 MHz licenses for Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario / Outaouais, covering 100% of the population of the Province of Québec and the Ottawa region. This spectrum, which supports LTE technology, further enhances our ability to maintain a leading-edge, high performance wireless network in the Province of Québec and in the Ottawa region.

On May 12, 2015, after the closing of ISED’s auction for 2500 MHz commercial mobile spectrum, we were declared the successful bidder for 18 licenses covering all of the Province of Québec as well as the major urban centres in the rest of Canada, including Toronto, Ottawa, Calgary, Edmonton and Vancouver (the 2500 MHz spectrum licenses outside Québec were subsequently sold to Shaw in 2017).

Since May 13, 2015, the coverage of our LTE network was expanded coast-to-coast through roaming agreements with other wireless service providers.

On June 20, 2017, pursuant to the Rogers LTE Agreement, we exercised our option to sell our AWS-1 spectrum license in the Greater Toronto Area to Rogers for $184.2 million.

On July 24, 2017, we sold seven 2500 MHz and 700 MHz wireless spectrum licenses outside Québec to Shaw for a cash consideration of $430.0 million, which licenses had been awarded to us in the 2014 and 2015 ISED auction for the 700 MHz and the 2500 MHz wireless spectrum licenses, respectively.

We have kept our wireless spectrum licenses (Band 4 — AWS1, Band 66 — AWS3, Band 7 — 2500MHz and Band 13 — 700MHz) for the Province of Québec and Eastern Ontario.

In the ISED auction for commercial mobile spectrum held on April 10, 2019, we purchased ten blocks of low-frequency spectrum in the 600 MHz band covering Eastern, Southern and Northern Québec as well as the Outaouais and Eastern Ontario areas. The 600 MHz band is the first of the three bands suitable for fifth-generation (5G) networks to be put up for auction in Canada. With the acquisition of these licenses, we are better positioned for the upcoming deployment of 5G wireless services. The purchased licenses increase our low-frequency portfolio by 300% in most parts of Québec. Low-frequency bands have a longer range and an increased capacity to penetrate buildings in urban areas. We now have a total of 130 MHz of mobile spectrum in most regions of Québec and 90 MHz in the Ottawa area, spread across the AWS-1, AWS-3, 600 MHz, 700 MHz and 2500 MHz bands.

As of December 31, 2019, most households and businesses on our cable footprint had access to our advanced mobile services. As of December 31, 2019, there were 1,330,500 lines activated on our wireless network, representing a year-over-year increase of 176,700 lines (15.3%).

Club illico

Our subscription based OTT entertainment service, Club illico, offers a rich and varied selection of unlimited, on-demand French-language content (movies, television shows, children’s shows, teen series, documentaries, comedy performances and concerts). In its efforts to offer original content to its customers, Club illico funds the production of series, documentaries, movies and shows for which it holds first window rights, prior to their linear broadcast. Club illico boasts over 500 million viewings since its launch in 2013, making it an uncontested leader in the Québec on-demand video entertainment landscape. On November 15, 2017, we launched the Club illico mobile application. As of December 31, 2019, 187,400 customers had downloaded this application.

On December 31, 2019, the Club illico service had 459,300 subscribers.

Business Telecommunications Services

Videotron Business is a premier telecommunications service provider, offering reliable and state-of-the-art mobile telephony, Internet access, telephony solutions, data and cable television solutions to all business segments: small and medium-sized companies, large corporations and other telecommunications carriers.

We also offer fibre-optic connectivity services through our wholly owned subsidiary Fibrenoire.

We serve customers through a dedicated salesforce and customer service teams with solid expertise in business market. Videotron Business relies on its extensive coaxial, fibre-optic and LTE wireless networks to provide the best possible customized solutions to all of its customers.

Customer Statistics Summary

The following table summarizes our customer statistics for our suite of advanced products and services:

	As of December 31,
	2019	2018	2017	2016	2015
	(in thousands of customers)
Revenue-generating units (RGUs)	6,076.2	5,990.3	5,881.1	5,765.4	5,647.5
Mobile Telephony
Mobile telephony lines	1,330.5	1,153.8	1,024.0	893.9	768.6
Cable Internet
Cable Internet customers	1,727.3	1,704.5	1,666.5	1,612.8	1,568.2
Penetration(1)	58.6%	58.6%	58.0%	56.8%	55.9%
Cable Television
Basic customers(2)	1,531.8	1,597.3	1,640.5	1,690.9	1,736.9
Penetration(1)	51.9%	54.9%	57.1%	59.6%	61.9%
Digital customers(3)	1,531.8	1,597.3	1,640.5	1,587.1	1,570.6
Penetration(4)	100%	100%	100.0%	93.9%	90.4%
Cable Telephony
Cable telephony lines	1,027.3	1,113.9	1,188.5	1,253.1	1,316.3
Penetration(1)	34.8%	38.3%	41.4%	44.1%	46.9%
Club illico
Over-the-top video customers	459.3	420.8	361.6	314.7	257.5%
Homes passed(5)	2,950.1	2,907.9	2,873.7	2,839.3	2,806.0

(1)                                 Represents customers (or telephony lines) as a percentage of total homes passed.

(2)                                 Basic customers are customers who receive basic cable service in either the analog or digital mode and IPTV services.

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

Pricing of our Products and Services

Our revenues are derived from the monthly fees our customers pay for cable television, Internet access and mobile and cable telephony services, as well as Club illico. The rates we charge vary based on the market served and the level of service selected. Rates are usually adjusted annually. We also offer discounts to our customers who subscribe to more than one of our services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2019, the average monthly invoice on recurring subscription fees per residential customer was $116.54 (representing a 3.3% year-over-year decrease) and approximately 72% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly instalment payments for equipment, such as gateways or Wi-Fi routers, can be charged depending on the promotional offer.

Our Network Technology

Cable Services

As of December 31, 2019, our cable network consisted of fibre-optic cable and of coaxial cable, covering approximately 2.9 million homes and serving approximately 2.4 million customers in the Province of Québec. Our network is the largest broadband network in the Province of Québec covering approximately 80% of premises. Our extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

Our cable television network is comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or over-the-air reception quality and transmitted to the main headends by way of fibre-optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2/MPEG4 signals and the IP backbone for the Internet services. The first stage of this distribution consists of a fibre-optic link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fibre coaxial cable network made of wide-band optical nodes, amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer’s television set directly or, depending on the area or the services selected, through various types of customer equipment including set-top boxes, gateways and modems.

We have adopted the hybrid fibre coaxial (“HFC”) network architecture as the standard for our network. HFC network architecture combines the use of both fibre-optic and coaxial cables. Fibre-optic cable has good broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fibre-optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. We build our network by implementing cells of 125 homes. As a result of the modernization of our network, our network design now provides for average cells of 163 homes throughout our footprint. To allow for this configuration, over the years, secondary headends were put into operation in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area. Remote secondary headends must also be connected with fibre-optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream information (two-way). The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided us with significant flexibility to offer customized programming to individual cells.

Starting in 2008, and on-going until year end 2019, an extensive network modernization effort took place in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet access services. This modernization implied an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extended the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative resulted in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (there is much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services which are presently unrivalled. The RF spectrum is set with digital information using quadrature amplitude modulation. MPEG video compression techniques and the DOCSIS protocol allow us to provide a great service offering of standard definition, HD and now UHD video, as well as complete voice and Internet services.

We currently use the latest CableLabs DOCSIS 3.1 standard on our network. DOCSIS 3.1 is a new-generation technology developed by the CableLabs consortium, of which we are a member. DOCSIS 3.1 uses Orthogonal Frequency-Division Multiplexing (OFDM) modulation and Low-Density Parity Check (LDPC) correction algorithm that provide better resiliency to RF interference and increase throughput for the same spectrum, i.e. increase Mbps/MHz. DOCSIS 4.0 specifications have been made available and this technology will potentially deliver speeds of up to 10 Gbps for downloads and up to 1 Gbps for uploads.

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

Fibre-optic technology has been used extensively in our network as part of our HFC architecture. We currently deliver our signals via fibre-optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. Based on an already fibre-deep network, the growing demand for transmission speed and capacity, and the rapid price erosion of fibre optic-based distribution technology, we have introduced a Fibre to the home (“FTTH”) solution for our residential customers.

Our FTTH solution uses the Passive Optical Network (“PON”) fibre-optic telecommunications technology for delivering high speed/high capacity broadband access to our customers. Its architecture is based on a point-to-multipoint topology, in which a single optical fibre serves multiple endpoints by using unpowered (passive) fibre-optic splitters to divide the fibre bandwidth among multiple terminals. More precisely, we use the IEEE Ethernet PON (“EPON”) version with capabilities evolving from 10Gbps to many tens of Gbps.

EPON takes also advantage of DOCSIS Provisioning of Ethernet Passive Optical Network, or DPoE. DPoE is a set of Cable Television Laboratory specifications that implement the DOCSIS Operations Administration Maintenance and Provisioning functionality on existing EPON equipment. It makes the EPON look and act like a DOCSIS platform, facilitating the migration of existing services.

Our FTTH deployment will be progressive. All expansion (greenfield) deployment for new constructions or territories will be FTTH while existing areas will be migrated based on capacity requirements.

Mobile Services

As of December 31, 2019, our shared LTE network reached 94% of the population of the Province of Québec and the Greater Ottawa Area, allowing the vast majority of our potential clients to have access to the latest mobile services. Almost all of our towers and transmission equipment are linked through our fibre-optic network using a multiple label switching — or MPLS — protocol. We plan to continue developing and enhancing our mobile technological offering by densifying network coverage and increasing download speeds. Our network is designed to support important customer growth in coming years as well as rapidly evolving mobile technologies. On October 20, 2017, we introduced the Voice over LTE (VoLTE) feature, a new generation of mobile voice services providing eligible users with improved indoor coverage and faster call routing and, on calls between our customers, enabling users to experience HD sound quality on the LTE network.

Our strategy in the coming years is to build on our position as a telecommunication leader with our LTE mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as LTE-A and heterogeneous networks are being deployed. We are exploring 4.5G and 5G services. In doing so, we have created a partnership with an equipment manufacturer, engineering universities and the Société du Quartier de l’innovation de Montréal. Together with our partners, we have established the first Open-Air Smart Living Laboratory in Canada. This laboratory, in collaboration with start-ups and established enterprises, tests the many facets of innovations associated with the emerging industry revolving around fifth-generation (5G) telecommunications.

On December 13, 2019, following an exhaustive request for proposal process, we selected Samsung as our LTE-A and 5G network equipment provider. This deal will allow our subscribers to experience the latest LTE-A and 5G network services by late 2020.

During 2019, we maintained our HSPA+ network throughout the Province of Québec and over the Greater Ottawa Area. Our HSPA+ customers continue to migrate to our advanced LTE network.

Marketing and Customer Care

Our long term marketing objective is to increase our cash flow through deeper market penetration of our services, development of new services and revenue and operating margin growth per customer. We believe that customers will come to view their cable and IP connection as the best distribution channel to their home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

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

•                  deploy strong retention strategies aiming to maintain our existing customer base and to maintain our ABPU;

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

•                  leverage our business market, using our network and expertise with our commercial customer base, to offer additional bundled services to our customers; and

•                  develop new products, services and digital platforms to respond to the technological needs and continuously evolving consumer behaviours.

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

Programming

We believe that offering a wide variety of conveniently scheduled programming is an important factor in influencing a customer’s decision to subscribe to, and retain, our cable services. We devote resources to obtaining access to a wide range of programming that we believe will appeal to both existing and potential customers. We rely on extensive market research, customer demographics and local programming preferences to determine our channel and package offerings. The CRTC currently regulates the distribution of foreign content in Canada and, as a result, we are limited in our ability to provide such programming to our customers. We obtain basic and premium programming from a number of suppliers, including all major Canadian media groups.

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

Competition

We operate in a competitive business environment in the areas of price, product and service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. Due to ongoing technological developments, the distinctions among traditional platforms (broadcasting, Internet, and telecommunications) are fading rapidly. The Internet as well as mobile devices are becoming important broadcasting and distribution platforms. In addition, mobile operators are now offering wireless and fixed wireless Internet services and our VoIP telephony service is also competing with Internet-based solutions.

•                  Providers of Other Entertainment. Cable systems face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including digital recorders, OTT content providers, such as Netflix, Amazon Prime Video, Disney+ and Apple TV+, Blu-ray players and video games. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service that are available through competitive alternative delivery sources. Club illico, our subscription based OTT platform offering a rich and varied selection of unlimited on-demand content, allows us to reduce the effect of competition from alternative delivery sources, as well as to reduce churn, and is a market differentiating factor for customers seeking additional content and home entertainment.

•                  DSL. The deployment of DSL technology provides customers with Internet access at data transmission speeds greater than that available over conventional telephone lines. DSL service provides access speeds that are comparable to low-to-medium speeds of cable-modem Internet access but that decrease with the distance between the DSL modem and the line card.

•                  FTTN and FTTH. Fibre to the neighborhood (“FTTN”) technology addresses the distance limitation by bringing the fibre closer to the end user. The last mile is typically provided by the DSL technology. FTTH brings the fibre up to the end user location. The speed is then limited by the end equipment rather than the medium (fibre) itself.

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

•                  VDSL. VDSL technology increases the available capacity of DSL lines, thereby allowing the distribution of digital video. Multi-system operators are now facing competition from ILECs, which have been granted licenses to launch video distribution services using this technology, which operates over copper phone lines. The transmission capabilities of VDSL will be significantly boosted with the deployment of technologies such as vectoring (the reduction or elimination of the effects of far-end crosstalk) and twisted pair bonding (use of additional twisted pairs to increase data carriage capacity). ILECs have already replaced many of their main feeds with fibre-optic cable and positioning VDSL transceivers, a VDSL gateway, in larger multiple-dwelling units, in order to overcome the initial distance limitations of VDSL. With this added capacity, along with the evolution of compression technology, VDSL-2 will offer significant opportunities for services and increase its competitive threat against other multi-system operators.

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

•                  Mobile Telephony Services. With our mobile network, we compete against a mix of participants, some of them being active in some or all the products we offer, while others only offer mobile services in our market. The Canadian incumbents have deployed their LTE networks and this technology has become an industry standard. These incumbents are currently upgrading their networks with a view to launch 5G mobile services.

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

•                  Third Party Internet Service Providers (“ISPs”). In the Internet access business, cable operators compete against third party ISPs offering residential and commercial Internet access, as well as VoIP and video distribution services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high-speed Internet network to competitive Internet service providers at mandated rates.

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

Broadcasting and Telecommunications Legislative Review

The Canadian Government has asked the Broadcasting and Telecommunications Legislative Review Panel to present recommendations on legislative changes that may be needed to maximize the benefits the digital age brings to citizens, creators, cultural stakeholders, the communications industry and the Canadian economy. On January 29, 2020, the Review Panel released its final report. Given the non-binding nature of the recommendations made by the Review Panel in its final report, we have no visibility as to which recommendations, if any, will be implemented.

Broadcasting License Fees

Programming and BDU licensees are subject to annual license fees payable to the CRTC. The license fees consist of two separate fees. One fee allocates the CRTC’s regulatory costs for the year to licensees based on a licensee’s proportion of the gross revenue derived during the year from the licensed activities of all licensees whose gross revenues exceed specific exemption levels (Part I fee). The other fee, also called the Part II license fee, is to be paid on a pro rata basis by all television undertakings and distribution undertakings with licensed activity that respectively exceeds $1,500,000 and $175,000. The total annual amount to be assessed by the CRTC is the lower of: (i) $100,000,000 and (ii) 1.365% multiplied by the aggregate fee revenues for the return year terminating during the previous calendar year of all licensees whose fee revenues exceed the applicable exemption levels, less the aggregate exemption level for all those licensees for that return year.

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

We operate 53 cable systems pursuant either to the issuance of a license or of an order that exempts certain network operations from the obligation to hold a license. Cable systems with 20,000 customers or fewer and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC on February 15, 2010 (Broadcasting Order CRTC 2009-544). These cable systems are required to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. We remain with only 8 cable distribution licenses that were renewed on August 2, 2018, in Broadcasting Decision CRTC 2018-269, from September 1, 2018 to August 31, 2024.

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

New Media Broadcasting Undertakings

Since 2009, the description of a “new media broadcasting undertaking” encompasses all Internet-based and mobile point-to-point broadcasting services (Broadcasting Order CRTC 2009-660). It has been recognized by the Federal Court of Appeal that Internet access providers play a “content-neutral role” in the transmission of data and do not carry on broadcasting activities.

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

ISP Liability

In 1996, SOCAN proposed a tariff to be applied against ISPs, in respect of composers’/publishers’ rights in musical works communicated over the Internet to ISPs’ customers. SOCAN’s proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that ISPs should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada upheld this portion of the decision of the Copyright Board and determined that ISPs do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting for third parties and caching. As a consequence, ISPs may, however, be found liable if their conduct leads to the inference that they have authorized a copyright violation. At the end of 2012, amendments to the Copyright Act clarified ISPs’ liability with respect to acts other than communication to the public by telecommunication, such as reproductions, implements “safe harbours” for the benefit of ISPs, and further put in place a “notice and notice” process to be followed by ISPs, meaning that copyright infringement notices must now be sent to the Internet end-users by ISPs.

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

Spectrum Holdings and License Conditions

Our AWS-1 licenses were issued on December 23, 2008, for a term of 10 years. On February 15, 2018, ISED issued its decision related to the terms of renewal of AWS-1 licenses. Pursuant to this decision, all our licenses were renewed on December 23, 2018 for a new 20-year term. The terms of renewal include, among other things, enhanced geographic coverage requirements. A public consultation to determine the license fees to be paid during this renewal term has not yet been initiated.

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

Our 2500 MHz licenses were issued on June 24, 2015, for a term of 20 years. License renewal at the end of this term will be governed by conditions identical to those just described for our 700 MHz and AWS-3 licenses.

On May 27, 2019, pursuant to a recently concluded commercial mobile spectrum auction, we were issued 10 licenses for low frequency spectrum in the 600 MHz band, a band well suited for the deployment of 5G wireless services. These licenses provide for 30 MHz of spectrum coverage in Eastern, Southern and Northern Québec, as well as 10 MHz of coverage in Eastern Ontario and the Outaouais. These licenses have a term of 20 years, with renewal conditions identical to those described above for our 700 MHz, AWS-3 and 2500 MHz licenses.

On March 5, 2020, ISED announced its policy and licensing framework for the auction of commercial mobile spectrum in the 3500 MHz band. The framework includes most notably the set aside of 50 MHz of spectrum in most license territories for eligible facilities-based telecommunication service providers like Videotron that are not national incumbent wireless carriers. The auction will commence on December 15, 2020 and is expected to conclude in early 2021. The mid frequency 3500 MHz band is considered a key band for early 5G deployment.

ISED has further announced its intention to conduct an auction of high frequency millimetre wave spectrum in 2021. The millimetre bands are also viewed as well-suited for the deployment of 5G wireless services. A public consultation on the policy and licensing framework for these frequencies has not yet been initiated.

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

Elements of the CRTC’s local telecommunications regulatory framework to which we are subject include: interconnection standards and inter-carrier compensation arrangements; the mandatory provision of equal access (i.e. customer choice of long distance provider); standards for the provision of 911 service, message relay service and certain privacy features; and the obligation not to prevent other local exchange carriers from accessing end-users on a timely basis under reasonable terms and conditions in multi dwelling units where we provide service.

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

In a decision issued on December 21, 2016, the CRTC established a new universal service objective under which all Canadians, in urban areas as well as rural and remote areas, are to have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To help achieve this universal service objective, the CRTC has begun to shift the focus of its regulatory frameworks from cable voice services to broadband Internet access services. Most notably, in a decision issued on June 26, 2018, the CRTC confirmed that it will phase out over a period of three years ending December 31, 2021 the existing revenue-based contribution regime that subsidizes local telephone service and replace it with a new regime that will subsidize broadband Internet access services in underserved areas. The new regime began on January 1, 2020, with a planned expenditure of $100 million on broadband Internet projects in 2020, increasing gradually to $200 million in 2024. The contribution base also changed on January 1, 2020, and now includes retail Internet revenues for the first time. As a result of these changes, we will incur increased revenue-based contribution payments beginning in 2020. We will also be eligible to apply for subsidies to help finance broadband Internet expansion projects in underserved areas.

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

On September 6, 2019 and February 14, 2020 respectively, the CRTC ruled on longstanding municipal access disputes between the cities of Gatineau and Terrebonne, Québec and several large telecommunications carriers, including Videotron. In its decisions, the CRTC provided clarification, among other things, on the situations for which the cities may require an access permit, the access fees the cities may charge and the methodology for apportioning the cost of displacing telecommunications facilities. These decisions may result in an increase in the payments made by Videotron to Gatineau and Terrebonne. They may also be viewed as precedents by other municipalities.

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

Since 1998, the CRTC has exercised its power to place general conditions on the provision of Internet services, for example, to establish a framework governing the traffic management practices that may be employed by an Internet service provider. More recently, on July 31, 2019, the CRTC published the Internet Code, a mandatory code of conduct for large facilities-based providers of retail Internet services in the residential market. The Code, which took effect on January 31, 2020, includes measures related to such matters as contract clarity, changes to contracts and related documents, bill management and contract cancellation and extension. Our operations were already largely consistent with the Code and, as a result, we do not foresee any substantive issues with compliance.

The largest cable operators in Canada, including us, have been required by the CRTC to provide third-party ISPs with access to their cable systems at mandated cost-based rates. At the same time we offer any new retail Internet service speed, we are required to file proposed revisions to our third party Internet access (or “TPIA”) tariff to include this new speed offering. TPIA tariff items have been filed and approved for all our Internet service speeds. Numerous third party ISPs are interconnected to our cable network and are thereby providing retail Internet access services.

The CRTC also requires the large cable carriers, such as us, to allow third party ISPs to provide telephony and networking (LAS/VPN) applications services in addition to retail Internet access services.

In a series of decisions since 2015, the CRTC has reemphasized the importance it accords to mandated wholesale access arrangements as a driver of competition in the retail Internet access market. Most significantly, the CRTC has ordered all of the major telephone and cable companies, including us, to provide new disaggregated wholesale access services, which are to replace existing aggregated wholesale access services after a transition period. These disaggregated services involve third-party ISPs provisioning their own regional transport services. They also include mandated access to Internet services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. A tariff proceeding is under way to set the rates for these new disaggregated wholesale services.

In parallel, on October 6, 2016, the CRTC ordered a significant interim reduction to the aggregated wholesale Internet access service tariffs of the large cable carriers and telephone companies, pending approval of revised final rates. The interim rate reduction took effect immediately.

On August 15, 2019, the CRTC published a decision on the final aggregated wholesale Internet tariffs of the large cable carriers and telephone companies. These final tariffs are substantially below the interim tariffs published on October 6, 2016 and include, for the first time, a flat rate for wholesale Internet access independent of access speed. In addition, the CRTC ordered that these final tariffs be applied retroactively to March 31, 2016. In our case, we estimate this could represent a retroactive reduction in earnings of approximately $22.0 million (before income taxes) in 2019 and approximately $30.0 million (before income taxes) from March 31, 2016 to December 31, 2018.

On September 13, 2019, a coalition of cable companies (including Videotron) filed an appeal of the CRTC’s decision with the Federal Court of Appeal arguing, among other things, that the decision is marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. Bell filed a similar appeal. The cable companies and Bell also filed separate requests to stay the implementation of the decision pending disposition of their appeals. On November 22, 2019, the Court granted the cable companies and Bell leave to appeal the CRTC’s decision, as well as a stay of the decision pending final judgment of the Court.

On November 13, 2019, a coalition of cable companies (including Videotron) filed a petition to the federal Cabinet requesting that it order the CRTC to reconsider its August 15, 2019 decision concerning wholesale Internet tariff rates. The cable companies argued that the decision fundamentally disrupts the CRTC’s regime for wholesale Internet access by promoting the financial interests of resellers above all else and request that the CRTC be ordered to reconsider the decision in conjunction with its previously announced review of the entire wholesale regulatory framework. The cable companies further requested that the CRTC be ordered to take Canada’s broader telecommunications policy objectives into account as part of its reconsideration and that the Cabinet amends the August 15, 2019 decision by making any wholesale rates that the CRTC eventually establishes, after reconsidering its decision, applicable only on a forward looking basis, rather than retroactive. Bell and Telus each filed similar petitions. The Cabinet has until August 15, 2020 to consider these petitions.

On December 13, 2019, a coalition of cable companies (including Videotron), filed an application with the CRTC to review, vary and stay its August 15, 2019 decision based on substantial doubt as to correctness of the rate setting methodology relied upon by the CRTC in the decision. Bell and Telus each filed similar applications. The interested parties had until February 17, 2020 to comment on these applications. The applicants have until March 13, 2020 to reply to these comments, and a CRTC decision is expected thereafter in due course.

If the CRTC’s August 15, 2019 decision is ultimately upheld in its current form, it will significantly reduce our wholesale Internet service revenues. It will also significantly change the competitive landscape and will allow Internet resellers to adopt more aggressive pricing strategies in the retail market. This could affect our ability to recover our costs of providing these services.

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

The Wireless Code was published on June 3, 2013 and came into force on December 2, 2013. It includes, among other things, a limit on early cancellation fees to ensure customers can take advantage of competitive offers at least every two years, as well as measures requiring service providers to unlock wireless devices, to offer a trial period for wireless contracts, and to set default caps on data overage charges and data roaming charges. On June 15, 2017, the CRTC published a series of revisions to the Wireless Code. These revisions include, among other things, new rules ensuring customers will be provided with unlocked devices, giving families more control over data overages, setting minimum usage limits for the trial period and clarifying that data is a key contract term that cannot be changed during the commitment period without the customer’s consent. On August 30, 2019, the CRTC initiated a proceeding to consider whether device financing plans, including those with terms longer than 24 months, are compliant with the Wireless Code. The record of this proceeding closed on October 30, 2019 and a decision is expected shortly.

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

In its May 5, 2015 policy framework for the provision of wholesale wireless services, the CRTC elected not to order cost-based rates for either tower sharing or MVNO access services. In addition, the CRTC elected to exclude non-carrier WiFi networks from the definition of “home network” for the purpose of determining who may access the wholesale roaming service tariffs of the national wireless incumbent carriers. This latter measure had the effect of denying access to these tariffs by Wi-Fi first service providers. Later, on July 20, 2017, in response to a directive received from the Governor in Council, the CRTC initiated a proceeding to review potential terms of access by Wi-Fi first service providers (and possibly other types of service providers) to the incumbents’ wholesale roaming service tariffs. On March 22, 2018, the CRTC ruled that no changes would be made to the terms of access by Wi-Fi first service providers, yet initiated a new proceeding to address an identified gap in the market for lower-cost data-only plans for consumers. In the course of this proceeding, the three national incumbent wireless carriers each filed specific proposals for lower-cost data-only plans they intended to implement. In a decision issued on December 17, 2018, the CRTC stated its expectation that the national incumbent wireless carriers implement these plans within 90 days and that these plans remain available until a decision is issued with respect to an upcoming review of mobile wireless services.

On January 13, 2020, the CRTC initiated its anticipated review of mobile wireless services. The review includes an assessment of the status of competition in the retail market. Depending on the results of this assessment, the CRTC will evaluate whether any changes to its mobile wireless service regulatory framework are required, which could include, for example, establishing new retail policies and imposing conditions of service. The review also includes an assessment of whether the CRTC needs to make adjustments or improvements to its existing wholesale roaming policy. In addition, the CRTC has requested parties to make submissions on its preliminary view that it would be appropriate to mandate that the national wireless carriers provide wholesale MVNO access as an outcome of the proceeding. Finally, the CRTC has invited parties to provide their views on whether any further regulatory measures are required to reduce barriers to the deployment of cellular infrastructure, for example regarding access to telephone utility support structures and municipal infrastructure. The decisions to be taken by the CRTC on all these matters, most notably the question of whether to mandate the provision of wholesale MVNO access, stand to have a significant impact on competitive environment for mobile wireless services and on our business case for further network investment and expansion. A public hearing on these matters was held in February 2020. We expect the CRTC to publish its decisions in mid-2020.

On April 20, 2017, the CRTC published a new policy framework for assessing the differential pricing practices of Internet service providers. With very narrow exceptions, this framework prohibits the offering of zero-rated services by Internet service providers in Canada, including mobile wireless data service providers. Simultaneously with the publication of this new framework, and as a first application thereof, the CRTC ordered us to cease providing our Unlimited Music mobile wireless offering. We have complied with this order. Going forward, this new framework will impact our flexibility in the design and marketing of our wireless and cable data services.

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

Sales Practices

On June 6, 2018, the Governor in Council issued Order in Council P.C. 2018-0685 requiring the CRTC to make a report regarding the retail sales practices of Canada’s large telecommunications carriers. The CRTC initiated a proceeding to examine the matters identified in the Order in Council. The CRTC sought comments from Canadians on their personal experiences with any misleading or aggressive retail sales practices of large telecommunications carriers and third parties who offer the telecommunications services of those carriers for sale, including comments from consumers who are vulnerable due to their age, a disability, or a language barrier, as well as from current and former employees of the service providers. The CRTC also sought comments from large telecommunications carriers, the Commission for Complaints for Telecom-television Services, public interest organizations, research groups, and any other interested persons. The CRTC held a public hearing on October 22, 2018, to explore these issues with Canadians and stakeholders. The Commission also used various additional means, including a public opinion survey, online consultations, and focus groups, to better understand the views of Canadians.

On February 20, 2019, the CRTC published its Report on Misleading or Aggressive Communications Retail Sales Practices. The CRTC found evidence of misleading or aggressive sales practices by certain telecommunications services providers and concluded that more needs to be done to protect consumers. The report also noted that, even with the existing measures put in place, misleading or aggressive sales practices occur to an unacceptable degree. The CRTC is taking action to introduce new measures to ensure Canadians’ interactions with their service providers are carried out in a fair and respectful way, such as creating the new Internet Code discussed above and a secret shopper program to monitor sales practices. The CRTC is also considering putting into place additional measures to address the situation (e.g. requiring service providers to provide pre-sales quotes, to offer trial periods, to ensure their offers and promotions match the customer’s needs and means). In addition, a set of best practices for service providers was proposed.

D-           Organizational Structure

We are a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a wholly-owned subsidiary of Quebecor. The following chart illustrates our corporate structure as of March 18, 2020, including our significant subsidiaries, together with the jurisdiction of incorporation or organization of each entity. In each case, unless otherwise indicated, we own a 100% equity and voting interest in our subsidiaries.

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

We have registered a number of domain names under which we operate websites associated with our operations. As every Internet domain name is unique, our domain names cannot be registered by other entities as long as our registrations are valid.

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

We are currently working on preventive measures regarding the potential effects of climate change which, through an increase in extreme weather events, may have an effect on our operations, notably by damaging our infrastructure and increasing the stress on our telecommunications network. We are increasing the resiliency of our network by adding network redundancies, modifying or adopting new construction standards and by collaborating with ISED which has identified telecommunications as an essential infrastructure.

ITEM 4A — UNRESOLVED STAFF COMMENTS

None.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Management Discussion and Analysis provides information concerning the operating results and financial condition of Videotron Ltd (“Videotron” or the “Corporation”). This discussion should be read in conjunction with the consolidated financial statements and accompanying notes. The Corporation’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (‘‘IASB’’).

All amounts are in Canadian dollars (“CAN dollars’’), unless otherwise indicated. This discussion contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed under “Cautionary Statement Regarding Forward-Looking Statements” and in “Item 3. Key Information — Risk Factors”.

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related lease liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis. The adoption of IFRS 16 had significant impacts on the consolidated financial statements since the Corporation is engaged in various long-term leases relating to premises and equipment. Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with interest on the related lease liability. Since operating lease charges were recognized as operating expenses as they were incurred under the previous standard, the adoption of IFRS 16 has changed the timing of the recognition of these lease charges over the term of each lease. It has also affected the classification of expenses in the consolidated statements of income. Principal payments of the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities. The impact of adoption of IFRS 16 on a fully retrospective basis is described under “Changes in Accounting Policies”.

Table 2 provides a reconciliation of adjusted EBITDA to net income without restatement of comparative figures following adoption of IFRS 16, as permitted under IFRS. Form F1 in Canadian securities regulatory authorities’ Regulation 51-102 respecting Continuous Disclosure Obligations stipulates that if a choice made in applying a change in accounting policies has a material effect, as is the case with IFRS 16, the Corporation may explain its choice and discuss the effect on its financial performance.

DISCONTINUED OPERATIONS

On January 22, 2019, the Corporation sold to Quebecor Media Inc. (“Quebecor Media”) its 4Degrees Colocation Inc. data center operations, which were ultimately sold to a third party on January 24, 2019 for an amount of $261.6 million fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by the Corporation. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $115.7 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. The results of operations and cash flows of this business were reclassified as discontinued operations in the consolidated statements of income and cash flows.

These discontinued operations were transferred to Quebecor Media Inc. in exchange of a promissory note receivable bearing interest at a rate of 4.90% for an amount of $260.7 million, from which $100.7 million was reimbursed subsequently.

In this Management Discussion and Analysis, only continuing operating activities of the Corporation are included in the analysis of the Corporation’s activities and in the analysis of its segment operating results.

OVERVIEW

The Corporation is a wholly owned subsidiary of Quebecor Media incorporated under the Business Corporations Act (Quebec).  Videotron is the largest cable operator in Quebec and the third-largest in Canada, in each case based on the number of cable customers, as well as an Internet service provider and a provider of cable and mobile telephony and over-the-top video services in the province of Quebec. The Corporation’s cable network is the largest broadband network in the Province of Quebec covering approximately 80% of an estimated 3.7 million premises. The deployment of LTE-Advanced and 5G wireless networks and enhanced offering of mobile communication services for residential and business customers will allow us to further consolidate our position as a provider of integrated telecommunication services as well as an entertainment and content leader.

Videotron Business is a premier full-service telecommunications provider servicing small-, medium- and large-sized businesses, as well as telecommunications carriers. In recent years, the Corporation significantly grew its customer base and became a leader in the Province of Quebec’s business telecommunication segment. Products and services include cable television, Internet access, telephony solutions, mobile services and business solutions products such as private network connectivity, Wi-Fi, as well as audio and video transmission.

The Corporation’s primary sources of revenue include: subscriptions to Internet access, cable television, mobile and cable telephony services, telecommunication equipment sales, over-the-top (“OTT”) video service and Videotron Business.

The major components of the Corporation’s costs are comprised of employee costs and purchase of goods and services costs, which include royalties and rights, cost of products sold, service contracts, marketing and distribution, and other expenses.

TREND INFORMATION

Competition continues to intensify in the mobile and cable telephony, Internet access, cable television and OTT video markets. Due to ongoing technological developments, the distinction between those platforms is fading rapidly and we expect increasing competition from non-traditional businesses across the key business segments of the Corporation. Competition also comes from wholesale Internet resellers. These resellers purchase large companies’ high-speed access services to offer their own services to customers. Thus, the subscriber growth recorded in past years is not necessarily representative of future growth.

Moreover, the Corporation has in the past required substantial capital for the upgrade, expansion and maintenance of its mobile and cable networks, the launch and expansion of new or additional services to support growth in its customer base and demand for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium term to expand and maintain the systems and services, including expenditures relating to the cost of its mobile services infrastructure, maintenance and enhancement, as well as costs relating to advancements in LTE-Advanced and 5G mobile technologies, network virtualisation and automation, Internet access capacity and speed, ultra-high-definition television, Internet of Things, Internet Protocol Television (“IPTV”) and OTT delivery technology, as well as the introduction of virtual reality and home automation. In addition, the demand for wireless data services has been growing constantly and is projected to continue to grow in the future. The anticipated levels of data traffic will represent an increasing challenge to the current mobile network’s capabilities to support this traffic and we may have to acquire additional spectrum, if available and if economically reasonable, in the future.

HIGHLIGHTS SINCE END OF 2018

•                                Revenues grew by $99.6 million (2.9%) and adjusted EBITDA grew by $88.4 million (5.2%) in 2019.

•                                Significant increase in mobile telephony services revenues ($66.3 million or 12.4%), customer equipment sales ($36.3 million or 15.5%) and Internet access ($35.0 million or 3.2%) in 2019.

•                                The total average billing per unit (“ABPU”) was $50.00 in 2019, compared with $49.51 in 2018, a $0.49 (1.0%) increase. Mobile ABPU was $52.56 in 2019, compared with $53.62 in 2018, a $1.06 (-2.0%) decrease due to the popularity of  bring your own device (“BYOD”) plans.

•                                Net increase of 85,900 revenue-generating units (“RGUs”) (1.4%) in 2019, including 176,700 subscribers connections (15.3%) to the mobile telephony services, the largest annual increase in the number of connections since the launch of the mobile network in 2010, 38,500 subscribers (9.1%) to the Club illico over-the-top video services (“Club illico”) and 22,800 subscribers (1.3%) to cable Internet access.

•                                On December 23, 2019, the Corporation announced the acquisition of Télédistribution Amos inc. and its network in Abitibi-Témiscamingue. This acquisition is subject to approval from Innovation, Science and Economic Development Canada (“ISED Canada”) and to customary conditions.

•                                On December 13, 2019, the Corporation announced that Samsung Electronics Co. Ltd has been chosen as its partner for the roll-out of LTE-A and 5G radio access technology in Quebec and in the Ottawa area. In this phase, the Corporation will accelerate construction of its new generation network with a target of gradual commissioning beginning in 2020.

•                                On October 8, 2019, the Corporation issued $800.0 million aggregate principal amount of 4.50% Senior Notes maturing on January 15, 2030, for net proceeds of $790.7 million, net of financing fees of $9.3 million. The Corporation used the proceeds mainly to pay down a portion of the amount due under its secured credit facility.

•                                On August 27, 2019, the Corporation launched Helix, the new technological platform that is revolutionizing entertainment and home management with voice remote, ultra-intelligent Wi-Fi, and, coming soon, support for home automation, all tailored to customer needs and preferences.

•                                On April 10, 2019, the Corporation purchased 10 blocks of low-frequency spectrum in the 600 MHz band in ISED Canada’s latest commercial mobile spectrum auction. The licences, covering Eastern, Southern and Northern Quebec, as well as Outaouais and Eastern Ontario, were acquired for $255.8 million.

•                                The Corporation earned numerous honours in 2019. It ranked first on the Top Rated Workplaces: Best in Quebec list based on reviews posted on Indeed, Canada’s leading jobs site. The Corporation ranked as the most respected telecommunications company in Quebec for the 14th consecutive year in the 2019 Leger reputation survey, and it was the most influential telecommunications brand in Quebec for the 6th consecutive year on the 2019 Ipsos-Infopresse index. Lastly, Videotron made its appearance on Mediacorp Canada Inc’s list of Canada Inc’s 70 greenest employers in 2019.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures that are used by the Corporation to assess its financial performance, such as adjusted EBITDA and cash flows from operations, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, loss on debt refinancing, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statements of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. The Corporation also uses other measures that do reflect such costs, such as cash flows from operations. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 1 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s consolidated financial statements. The consolidated income statements data for the three-month periods ended December 31, 2019 and 2018 presented in Table 1 is derived from the unaudited consolidated financial statements for such periods not included in this annual report.

Table 1

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

				Three-months
	Years ended December 31			ended December 31
	2019	2018	2017	2019	2018

Adjusted EBITDA:	$1,802.8	$1,714.4	$1,591.8	$462.5	$435.1
Depreciation and amortization	(685.6)	(691.3)	(677.3)	(169.3)	(174.0)
Financial expenses	(200.0)	(189.2)	(156.0)	(51.5)	(53.1)
(Loss) gain on valuation and translation of financial instruments	(0.6)	(0.7)	(3.1)	(1.8)	0.7
Restructuring of operations, litigation and other items	(20.2)	(17.2)	(5.8)	(1.9)	(0.1)
Gain on sale of spectrum licences	—	—	330.9	—	—
Loss on debt refinancing	—	—	(5.2)	—	—
Income taxes	(179.1)	(166.2)	(139.2)	(36.1)	(40.4)
Income from discontinued operations	115.9	3.9	3.7	—	1.3
Net income	$833.2	$653.7	$939.8	$201.9	$169.5

Adjusted EBITDA without restatement of comparative figures

Table 2 provides a reconciliation of adjusted EBITDA to net income without restatement of comparative figures following the adoption of IFRS 16.

Table 2

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the consolidated financial statements, without restatement of comparative figures following the adoption of IFRS 16

(in millions of Canadian dollars)

				Three-months
	Years ended December 31			ended December 31
	2019	2018	2017	2019	2018

Adjusted EBITDA:	$1,802.8	$1,675.8	$1,556.4	$462.5	$425.6
Depreciation and amortization	(685.6)	(662.4)	(650.2)	(169.3)	(166.7)
Financial expenses	(200.0)	(182.0)	(147.6)	(51.5)	(51.4)
(Loss) gain on valuation and translation of financial instruments	(0.6)	(0.7)	(3.1)	(1.8)	0.7
Restructuring of operations, litigation and other items	(20.2)	(17.2)	(5.8)	(1.9)	(0.1)
Gain on sale of spectrum licences	—	—	330.9	—	—
Loss on debt refinancing	—	—	(5.2)	—	—
Income taxes	(179.1)	(165.5)	(139.2)	(36.1)	(40.3)
Income from discontinued operations	115.9	3.9	3.7	—	1.3
Net income	$833.2	$651.9	$939.9	$201.9	$169.1

Cash flows from operations

Cash flows from operations represent adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets (excluding proceeds from disposal of licences). Cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statements of cash flows as a measure of liquidity. Cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its operations. The Corporation’s definition of cash flows from operations may not be identical to similarly titled measures reported by other companies. When cash flows from operations is reported, a reconciliation to adjusted EBITDA is provided in the same section of the report.

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. A RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

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

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services, by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services, during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF VIDEOTRON

2019/2018 Financial year comparison

Revenues: $3,476.1 million, a $99.6 million (2.9%) increase.

•                                Revenues from the mobile telephony services increased $66.3 million (12.4%) to $600.7 million, essentially due to an increase in the number of subscriber connections, partially offset by a decrease in average per-subscriber revenues.

•                                Revenues from Internet access services increased $35.0 million (3.2%) to $1,114.3 million, due mainly to higher per-subscriber revenues, reflecting among other things, the impact of a favourable product mix, increases in pricing, and to an increase in the customer base.

•                                Revenues from cable television services decreased $22.3 million (-2.2%) to $974.4 million, due primarily to the impact of a net decrease in the customer base, partially offset by higher per-customer revenues resulting from, among other things, the impact of increases in some rates.

•                                Revenues from cable telephony services decreased $27.5 million (-7.5%) to $341.1 million, mainly because of the impact of the net decrease in subscribers.

•                                Revenues from customer equipment sales increased $36.3 million (15.5%) to $269.8 million, mainly because of the impact of equipment sales related to the new Helix platform launched on August 27, 2019.

•                                Other revenues increased by $11.8 million (7.2%) to $175.8 million, mainly reflecting revenue increases at Club illico and at Videotron Business.

ABPU: the Corporation’s total ABPU was $50.00 in 2019, compared with $49.51 in 2018, a $0.49 (1.0%) increase. Mobile ABPU was $52.56 in 2019, compared with $53.62 in 2018, a $1.06 (-2.0%) decrease due to the popularity of BYOD plans.

Customer statistics

RGUs — The total number of RGUs was 6,076,200 at December 31, 2019, an increase of 85,900 (1.4%) in 2019, compared with an increase of 109,200 in 2018 (Table 3).

Mobile telephony — The number of subscriber connections to the mobile telephony services stood at 1,330,500 at December 31, 2019, an increase of 176,700 (15.3%) in 2019, compared with an increase of 129,800 in 2018 (Table 3). The 2019 annual increase in the number of connections was the largest since the launch of the mobile network in 2010.

Cable Internet access — The number of subscribers to cable Internet access services stood at 1,727,300 at December 31, 2019, an increase of 22,800 (1.3%) in 2019, compared with an increase of 38,000 in 2018 (Table 3). At December 31, 2019, the Corporation’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,950,100 homes and businesses passed by the Corporation’s network at December 31, 2019, up from 2,907,900 one year earlier) of 58.6%, the same as a year earlier.

Cable television — The number of subscribers to cable television services stood at 1,531,800 at December 31, 2019, a decrease of 65,500 (-4.1%) in 2019, compared with a decrease of 43,200 in 2018 (Table 3). At December 31, 2019, the cable television services had a household and business penetration rate of 51.9% compared with 54.9% a year earlier.

Cable telephony — The number of subscriber connections to the cable telephony services stood at 1,027,300 at December 31, 2019, a decrease of 86,600 ( -7.8%) in 2019, compared with a decrease of 74,600 in 2018 (Table 3). At December 31, 2019, the cable telephony services had a household and business penetration rate of 34.8% compared with 38.3% a year earlier.

Club illico  — The number of subscribers to Club illico stood at 459,300 at December 31, 2019, an increase of 38,500 (9.1%) in 2019, compared with an increase of 59,200 in 2018 (Table 3).

Table 3

Year-end RGUs (2015-2019)

(in thousands of customers)

	2019	2018	2017	2016	2015

Mobile telephony	1,330.5	1,153.8	1,024.0	893.9	768.6
Cable Internet	1,727.3	1,704.5	1,666.5	1,612.8	1,568.2
Cable television	1,531.8	1,597.3	1,640.5	1,690.9	1,736.9
Cable telephony	1,027.3	1,113.9	1,188.5	1,253.1	1,316.3
Club illico	459.3	420.8	361.6	314.7	257.5
Total	6,076.2	5,990.3	5,881.1	5,765.4	5,647.5

Adjusted EBITDA: $1,802.8 million, a $88.4 million (5.2%) increase due primarily to:

•                  impact of the net revenue increase;

•                  net decrease in operating expenses, reflecting in part the impact of a one-time gain.

Partially offset by:

•                  retroactive favourable adjustment recorded in 2018 related to roaming fees following a Canadian Radio-television and Telecommunications Commission (“CRTC”) decision (creating an unfavourable variance in 2019 when compared with 2018);

•                  higher cost of mobile and wireline equipment sales, reflecting in part the impact of the cost of equipment related to the new Helix platform.

Adjusted EBITDA without restatement of comparative figures following adoption of IFRS 16 increased by $127.0 million (7.6%).

Cost/revenue ratio: Employee costs and purchase of goods and services expressed as a percentage of revenues, were 48.1% in 2019, compared with 49.2% in 2018, mainly because of the decrease in operating expenses, reflecting in part the impact of a one-time gain, and the fixed component of costs, which does not fluctuate in proportion to revenue growth.

Net income attributable to the shareholder: $833.2 million in 2019, compared with $653.7 million in 2018, a $179.5 million increase due primarily to:

•                  $88.4 million increase in adjusted EBITDA;

•                  $115.9 million favourable variance in income from discontinued operations;

•                  $5.7 million decrease in depreciation and amortization.

Partially offset by:

•                  $10.8 million increase in financial expenses;

•                  $12.9 million increase in income tax expense.

Net income attributable to the shareholder without restatement of comparative figures following the adoption of IFRS 16: $833.2 million in 2019, compared with $651.9 million in 2018, a $181.3 million increase.

Depreciation and amortization charge: $685.6 million in 2019, a $5.7 million decrease due primarily to decreased spending related to the leasing of digital set-top boxes.

Financial expenses : $200.0 million in 2019, a $10.8 million increase due primarily to:

•                  $16.7 million increase in interest on long-term debt, mainly due to higher average indebtedness;

•                  $5.1 million unfavourable variance in interest revenues on cash-on-hand.

Partially offset by:

•                  $4.6 million favourable variance in gain on foreign currency translation of short-term monetary items;

•                  $6.7 million increase in interest revenue from the promissory note to the parent corporation.

Loss on valuation and translation of financial instruments: $0.6 million in 2019, compared with $0.7 million in 2018.

Charges for restructuring of operations, litigation and other items: $20.2 million in 2019, compared with $17.2 million in 2018.

•                  In 2019, $15.3 million charge was recognized in connection with impairment of assets.

•                  In 2018, a $12.9 million impairment charge was recognized in connection with IT projects, and a $4.3 million charge was recognized in connection with charges related to the decommissioning of the analog network and labour cost reduction initiatives.

Income tax expense: $179.1 million in 2019 (effective tax rate of 20.0%), compared with $166.2 million in 2018 (effective tax rate of 20.4%), a $12.9 million unfavourable variance.The increase is mainly due to changes in tax consolidation arrangements with the parent corporation.

2019/2018 Fourth quarter comparison

Revenues: $907.2 million, a $42.5 million (4.9%) increase due essentially to the same factors as those noted above under “2019/2018 Financial year comparaison”.

•                  Revenues from mobile telephony services increased $17.7 million (12.7%) to $157.2 million.

•                  Revenues from Internet access services increased $8.6 million (3.1%) to $282.7 million.

•                  Revenues from cable television services decreased $9.5 million (-3.8%) to $239.5 million.

•                  Revenues from cable telephony services decreased $6.1 million (-6.8%) to $83.7 million.

•                  Revenues from equipment sales increased $28.7 million (40.5%) to $99.6 million.

•                  Other revenues increased $3.1 million (7.5%) to $44.5 million.

ABPU: the Corporation’s total ABPU was $49.99 in the fourth quarter of 2019, compared with $49.84 in the same period of 2018, a $0.15 (0.3%) increase. Mobile ABPU was $51.89 in the fourth quarter of 2019, compared with $53.25 in the same period of 2018, a $1.36 (-2.6%) decrease due in part to the popularity of BYOD plans.

Customer statistics

RGUs — 21,800 unit increase in the fourth quarter of 2019, compared with an increase of 34,400 in the same period of 2018.

Mobile telephony — 41,800 subscriber connection increase in the fourth quarter of 2019, compared with an increase of 33,100 in the same period of 2018. The 2019 fourth quarter increase in the number of connections was the largest since 2014.

Cable Internet access — 3,000 subscriber increase in the fourth quarter of 2019, compared with an increase of 7,000 in the same period of 2018.

Cable television — 13,400 subscriber decrease in the fourth quarter of 2019, compared with a decrease of 6,400 in the same period of 2018.

Cable telephony — 25,400 subscriber connection decrease in the fourth quarter of 2019, compared with a decrease of 17,200 in the same period of 2018.

Club illico — 15,800 subscriber increase in the fourth quarter of 2019, compared with an increase of 17,900 in the same period of 2018.

Adjusted EBITDA: $462.5 million, a $27.4 million (6.3%) increase due primarily to:

•                  impact of the net revenue increase;

Partially offset by:

•                  net increase in operating expenses and cost of wireline equipement sold to customers.

Adjusted EBITDA without restatement of comparative figures following adoption of IFRS 16 increased by $36.9 million (8.7%).

Cost/revenue ratio: Employee costs and purchase of goods and services expressed as a percentage of revenues, were 49.0% in the fourth quarter of 2019, compared with 49.7% in the same period of 2018.

Net income attributable to the shareholder: $201.9 million in the fourth quarter of 2019, compared with $168.2 million in the same period of 2018, a $32.4 million increase du primarily to:

•                  $27.4 million increase in adjusted EBITDA;

•                  $4.7 million decrease in depreciation and amortization expense;

•                  $4.3 million decrease in income tax expense.

Partially offset by:

•                  $2.5 million increase in loss on valuation and translation of financial instruments;

•                  $1.8 million increase in restructuring of operations and other items;

•                  $1.3 million decrease in income from discontinued operations.

Net income attributable to the shareholder without restatement of comparative figures following adoption of IFRS 16: $201.9 million in the fourth quarter of 2019, compared with $169.1 million in the same period of 2018, a $32.8 million increase.

Depreciation and amortization charge: $169.3 million in the fourth quarter of 2019, a $4.7 million decrease due primarily to decreased spending related to the leasing of digital set-top boxes

Financial expenses: $51.5 million in the fourth quarter of 2019, a $1.6 million decrease du primarily to:

•                  $2.4 million favourable variance in gain on foreign currency translation of short-term monetary items;

•                  $1.9 million increase in interest revenue from the promissory note to the parent corporation;

•                  $1.6 million favourable variance in interest revenues on cash-on-hand.

Partially offset by:

•                  $5.2 million increase in interest on long-term debt, mainly due to higher average indebtedness.

Loss on valuation and translation of financial instruments: $1.8 million in the fourth quarter of 2019, compared with a $0.7 million gain in the same period of 2018, a $2.5 million unfavourable variance.

Charge for restructuring of operations, litigation and other items: $1.9 million in the fourth quarter of 2019, compared with a $0.1 million in the same period of 2018, a $1.8 million unfavourable variance.

Income tax expense: $36.1 million (effective tax rate of 15.2%) in the fourth quarter of 2019, compared with $40.4 million (effective tax rate of 19.4%) in the same period of 2018, a $4.3 million favourable variance.

2018/2017 Financial year comparison

Revenues: $3,376.5 million in 2018, a $94.9 million (2.9%) increase.

•                                Revenues from mobile telephony services increased $64.6 million (13.8%) to $534.4 million, essentially due to an increase in the number of subscriber connections.

•                                Revenues from Internet access services increased $48.4 million (4.7%) to $1,079.3 million, mainly as a result of higher per-subscriber revenues, reflecting, among other things, the favourable impact of the product mix and increases in some rates, as well as customer growth, partially offset by a decrease in overage charges.

•                                Revenues from cable television services decreased $12.9 million (-1.3%) to $996.7 million, due primarily to the impact of the net decrease in the customer base, the unfavourable product mix and a decrease in video-on-demand and pay-per-view orders, partially offset by higher per-customer revenues due in part to increases in some rates, and by increased revenues from the leasing of digital set-top boxes.

•                                Revenues from cable telephony services decreased $29.2 million (-7.3%) to $368.6 million, mainly because of the impact of the net decrease in subscriber connections and lower long-distance revenues, partially offset by higher per-connection revenues.

•                                Revenues from customer equipment sales increased $14.5 million (6.6%) to $233.5 million, mainly because of higher mobile device revenues.

•                                Other revenues increased $9.5 million (6.1%) to $164.0 million, mainly reflecting revenue increases at Club illico and  Videotron Business.

ABPU: the corporation’s total ABPU was $49.51 in 2018, compared with $48.23 in 2017, a $1.28 (2.7%) increase. Mobile ABPU was $53.62 in 2018, compared with $53.23 in 2017, a $0.39 (0.7%) increase.

Customer statistics

RGUs —The total number of RGUs was 5,990,300 at December 31, 2018, an increase of 109,200 (1.9%) in 2018, compared with an increase of 115,700 in 2017 (Table 3).

Mobile telephony — The number of subscriber connections to the mobile telephony services stood at 1,153,800 at December 31, 2018, an increase of 129,800 (12.7%) in 2018, compared with an increase of 130,100 in 2017 (Table 3).

Cable Internet access — The number of subscribers to cable Internet access services stood at 1,704,500 at December 31, 2018, an increase of 38,000 (2.3%) in 2018, compared with an increase of 53,700 in 2017 (Table 3). At December 31, 2018, the Corporation’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,907,900 homes and businesses passed by the Corporation’s network at December 31, 2018, up from 2,873,700 one year earlier) of 58.6% compared with 58.0% a year earlier.

Cable television — The number of subscribers to cable television services stood at 1,597,300 at December 31, 2018, a decrease of 43,200 (-2.6%) in 2018, compared with a decrease of 50,400 in 2017 (Table 3). At December 31, 2018, the cable television services had a household and business penetration rate of 54.9% compared with 57.1% a year earlier.

Cable telephony — The number of subscriber connections to the cable telephony services stood at 1,113,900 at December 31, 2018, a decrease of 74,600 (-6.3%) in 2018, compared with a decrease of 64,600 in 2017 (Table 3). At December 31, 2018, the cable telephony services had a household and business penetration rate was 38.3% compared with 41.4% a year earlier.

Club illico — The number of subscribers to Club illico stood at 420,800 at December 31, 2018, an increase of 59,200 (16.4%) in 2018, compared with an increase of 46,900 in 2017 (Table 3).

Adjusted EBITDA: $1,714.4 million in 2018, a $122.6 million (7.7%) increase due primarily to:

•                  impact of the net revenue increase;

•                  favourable variance related to an adjustment recorded in 2018 arising from the CRTC decision on roaming fees issued during the first quarter of 2018;

•                  decrease in some operating expenses.

Cost/revenue ratio: Employee costs and purchase of goods and services expressed as a percentage of revenues, were 49.2% in 2018, compared with 51.5% in 2017, mainly because of the fixed component of costs, which does not fluctuate in proportion to revenue growth, the favourable adjustment related to roaming fees recorded in 2018, and decreases in some operating expenses.

Net income attributable to the shareholder: $653.7 million in 2018, compared with $939.8 million in 2017, a $286.1 million decrease due primarily to:

•                  $330.9 million gain on sale of spectrum licences recognized in 2017, including $165.5 million without any tax consequences;

•                  $33.2 million increase in financial expenses;

•                  $27.0 million increase in income tax expense;

•                  $14.0 million increase in depreciation and amortization charge;

•                  $11.4 million unfavourable variance in the charge for restructuring of operations, litigation and other items.

Partially offset by:

•                  $122.6 million increase in adjusted EBITDA;

•                  $5.2 million favourable variance in the loss on debt refinancing;

•                  $2.4 million favourable variance in loss on valuation and translation of financial instruments.

Depreciation and amortization charge: $691.3 million in 2018, a $14.0 million increase mainly due to the impact of capital expenditures, including depreciation of investments in wired and wireless networks and computer systems.

Financial expenses: $189.2 million, a $33.2 million increase over 2017.

The increase was mainly due to:

•                 $19.0 million increase in interest on long-term debt, mainly due to higher average indebtedness;

•                 $13.1 million decrease in interest revenue from subordinated loan to the parent corporation;

•                 $4.3 million unfavourable variance in gains and losses on foreign currency translation of short-term monetary items.

Partially offset by:

•                 $2.7 million favourable variance in other interest, mainly due to interest revenues on cash-on-hand.

Loss on valuation and translation of financial instruments: $0.7 million in 2018, compared with $3.1 million in 2017, a $2.4 million favourable variance.

Charge for restructuring of operations, litigation and other items: $17.2 million in 2018, compared with $5.8 million in 2017, a $11.4 million unfavourable variance.

•                                In 2018, a $12.9 million impairment charge was recognized in connection with IT projects and a $4.3 million charge was recognized in connection with the decommissioning of the analog network and labour-cost reduction initiatives.

•                                In 2017, a $5.8 million charge was recognized in connection with developments in legal disputes, labour-cost reduction initiatives, and charges related to the decommissioning the analog network.

Gain on sale of spectrum licences: $330.9 million in 2017.

•                                On July 24, 2017, the Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Quebec to Shaw Communications Inc. (“Shaw”) for a cash consideration of $430.0 million. The sale resulted in a gain on disposal of
$243.1 million.

•                                On June 20, 2017, the Corporation sold its Advaned Wireless Services (“AWS”) spectrum licence in the greater Toronto area to Rogers Communications Canada Inc. (“Rogers”) for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013. The sale resulted in a gain on disposal of $87.8 million.

Loss on debt refinancing: $5.2 million in 2017.

•                                On May 1, 2017, the Corporation redeemed all its issued and outstanding 6.875% Senior Notes maturing on July 15, 2021, in an aggregate principal amount of $125.0 million, at a redemption price of 103.438% of their principal amount. A $5.2 million loss was recorded in the consolidated statements of income of 2017 in connection with this redemption.

Income tax expense: $166.2 million in 2018 (effective tax rate of 20.4%), compared with $139.2 million in 2017 (effective tax rate of 12.9%), a $27.0 million unfavourable variance due primarily to:

•                  $47.5 million increase due to non-taxable items and non-deductible charges;

•                  $46.8 million increase due to changes in tax consolidation arrangements with the parent corporation;

•                  $2.7 million unfavourable variance related to change in benefit arising from the recognition of current and prior year tax losses.

Partially offset by:

•                  $70.8 million related to a decrease in taxable income.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheets date. This section should be read in conjunction with the discussions on trends under “Trend Information” above, the risk factor analysis under “Item 3. Key Information — B. Risk Factors” above and on the financial risk analysis under “Financial Instruments and Financial Risk Management” below.

Operating activities

2019 financial year

Cash flows provided by operating activities: $1,315.3 million in 2019, compared with $1,528.1 million in 2018.

The $212.8 million decrease was primarily due to:

•                  $342.6 million unfavourable change in non-cash operating assets and liabilities, due primarily to unfavourable variances in income taxes payable, accounts payable, accrued charges and provisions, defined benefit plans and inventories;

•                  $10.0 million increase in the cash portion of financial expenses.

Partially offset by:

•                  $88.4 million increase in adjusted EBITDA;

•                  $50.5 million decrease in current income tax expense.

Working capital: Negative $216.6 million as of December 31, 2019, compared with negative $353.9 million as of December 31, 2018. The favourable variance was due primarily to the decrease in income taxes payable, increase in contracts assets, and other assets, partially offset by the decrease in net assets held for sale and increase in amounts payable to affiliated corporations.

2018 financial year

Cash flows provided by operating activities: $1,528.1 million in 2018, compared with $1,289.1 million in 2017.

The $239.0 million increase was mainly due to:

•                  $301.0 million favourable change in non-cash operating assets and liabilities, due primarily to favourable variances in income taxes payable, in accounts payable, accrued charges and provisions, in contract assets, in inventories;

•                  $122.6 million increase in adjusted EBITDA.

Partially offset by:

•                  $148.6 million increase in current income tax in 2018, compared with 2017, mainly because of the recognition of tax benefits in 2017;

•                  $33.2 million increase in the cash portion of financial expenses.

Working capital: Negative $353.9 million as of December 31, 2018, compared with positive $593.0 million as of December 31, 2017. The difference is mainly explained by a reduction of paid-up capital of the Corporation paid in part with cash on hand.

Investing activities

2019 financial year

Additions to property, plant and equipment: $476.8 million in 2019, compared with $513.2 million in 2018. The $36.4 million decrease was due primarily to decreased spending related to the leasing of digital set-top boxes.

Additions to intangible assets: $468.1 million in 2019, compared with $190.2 million in 2018. The $277.9 million increase was due primarily to the acquisition of spectrum licences for $255.8 million and spending on the IPTV project.

Proceeds from disposal of assets: $4.1 million in 2019, compared with $5.6 million in 2018.

Business disposal: $100.7 million in 2019, consisting of the sale of the operations of the 4Degrees Colocation Inc. data centers.

2018 financial year

Additions to property, plant and equipment : $513.2 million in 2018 compared with $567.6 million in 2017. The $54.4 million decrease is mainly explained by lower investments in wired and wireless, networks.

Additions to intangible assets: $190.2 million in 2018, compared with $132.3 million in 2017. The $57.9 million increase was due primarily to spending on the IPTV project and IT systems.

Proceeds from the disposal of assets: $5.6 million in 2018, compared with $619.9 million in 2017, a $614.3 million decrease.

•                  In, 2017, the Corporation sold its AWS spectrum licence in the greather Toronto area to Rogers for a cash consideration of $184.2 million and, the Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Quebec to Shaw for a cash consideration of $430.0 million.

Business acquisition: $1.3 million inflows in 2018, compared with $5.6 million outflows in 2017. These amounts are related to closing adjustments and payment of purchase price balance pursuant the 2016 purchase of Fibrenoire Inc.

Cash flows from operations: $1,117.8 million in 2019, compared with $1,016.6 million in 2018 (Table 4). The $101.2 million increase is mainly attributable to $88.4 million increase in adjusted EBITDA and $36.4 million decrease in additions to property, plant and equipment, mainly attributable to lower spending related to the leasing of digital set-top boxes, partially offset by an increase in additions to intangible assets, due primarily to investment in the IPTV project.

Table 4

Cash flows from operations

(in millions of Canadian dollars)

	2019	2018

Adjusted EBITDA	$1,802.8	$1,714.4
Additions to property, plant and equipment	(476.8)	(513.2)
Additions to intangibles assets (excluding acquisitions of spectrum licences)	(212.3)	(190.2)
Proceeds from disposal of assets (excluding proceed from licences)	4.1	5.6
Cash flows from operations	$1,117.8	$1,016.6

Financing activities

2019 financial year

Consolidated debt (long-term debt plus bank indebtedness): $19.4 million increase in 2019.

•                  Summary of debt increases in 2019:

•                  issuance, on October 8, 2019, of $800.0 million aggregate principal amount of 4.50% Senior Notes maturing on January 15, 2030, for net proceeds of $790.7 million, net of financing fees of $9.3 million.

•                  $6.7 million change in the fair value related to hedged interest rate risk;

•                  Summary of debt decreases in 2019:

•                  $649.1 million decrease in drawings under the revolving credit facility;

•                  $132.9 million favourable impact of exchange rate fluctuations. This decrease in long-term debt is offset by a decrease in the asset (or an increase in the liability) related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”.

•                  $4.0 million increase in financing fees, net of amortization.

Assets and liabilities related to derivative financial instruments: Net asset of $388.8 million at December 31, 2019, compared with $465.0 million at December 31, 2018, a $76.2 million unfavourable variance. The variance was mainly due to the net unfavourable impact of exchange rate and interest rate fluctuations.

Dividends: Increase of $153.0 million in common dividends to the parent corporation in 2019, compared with the same period of 2018.

2018 financial year

Consolidated debt (long-term debt plus bank indebtedness): $957.5 million increase in 2018.

•                                Summary of debt increases in 2018:

•                  $738.5 million increase in drawings under revolving credit facility;

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

•                 repayment of $5.4 million of borrowings under export financing facility;

•                 $3.4 million change in the fair value related to hedged interest rate risk.

•                                On November 26, 2018, the Corporation amended its secured revolving credit facility by increasing it from $965.0 million to $1,500.0 million, extending the maturity date to July 2023 and to amend certain terms and conditions of the facility.

Assets and liabilities related to derivative financial instruments: Net asset of $465.0 million at December 31, 2018, compared with $259.1 million at December 31, 2017, a $205.9 million favourable variance. The variance was mainly due to the favourable net impact of exchange rate.

Dividends: Net decrease of $182.0 million in common dividends to the parent corporation in 2018, compared with 2017.

Financial position

Net available liquidity: $1,403.4 million at December 31, 2019 for the Corporation and its wholly owned subsidiaries, consisting of $1,410.5 million in unused revolving credit facility, less $7.1 million in bank indebtedness.

Consolidated debt (long-term debt plus bank indebtedness): $4,247.3 million at December 31, 2019, a $19.4 million increase; $76.2 million unfavourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

At December 31, 2019, minimum principal payments on long-term debt in the coming years are as follows:

Table 5

Minimum principal payments on the Corporation’s long-term debt

Twelve-month period ending December 31

(in millions of Canadian dollars)

2020	$—
2021	—
2022	1,039.2
2023	89.3
2024	779.4
2025 and thereafter	2,354.4
Total	$4,262.3

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase the outstanding Senior Notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on the liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of the Corporation’s consolidated debt was approximately 6.1 years as of December 31, 2019 (5.8 years as of December 31, 2018). And after taking into account hedging instruments, at December 31, 2019, the debt consisted of approximately 93.3% fixed rate debt (75.8% as of December 31, 2018) and 6.7% floating rate debt (24.2% as of December 31, 2018).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, share repurchases and dividends or distributions to the shareholder in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in those financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted EBITDA). At December 31, 2019, the Corporation was in compliance with all required financial ratios.

Purchase of shares of Quebecor Media and servicing of subsidiary subordinated Loan:  Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into certain transactions described below that have the effect of using tax losses within the Quebecor Media Inc. group.

Tax Consolidation Arrangements with the Parent Corporation: On May 3, 2017, the Corporation contracted a subordinated loan of $3.6 billion from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20 and maturing on May 3, 2047. On the same day, the Corporation invested the total proceeds of $3.6 billion into 3,600,000 preferred shares, Series C, of 9346-9963 Quebec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.6%, payable semi-annually.

On November 6, 2017, 9346-9963 Quebec Inc., a subsidiary of Quebecor Media Inc., redeemed 3,600,000 preferred shares, Series C for a total cash consideration of $3.6 billion, and settled cumulative unpaid dividends of $145.3 million. On the same day, the Corporation used the total proceeds of $3.6 billion to repay its subordinated loans contracted from Quebecor Media Inc.

On February 27, 2018, the Corporation contracted a subordinated loan of $2.39 billion from Quebecor Media Inc., bearing interest at a rate of 9.5%, payable every six months on June 20 and December 20, and maturing on February 27, 2048. On the same day, the Corporation invested the total proceeds of $2.39 billion into 2,390,000 preferred shares, Series C, of 9346-9963 Quebec Inc. These shares carry the right to receive an annual dividend of 9.6%, payable semi-annually.

On November 30, 2018, 9346-9963 Quebec Inc., a subsidiary of Quebecor Media Inc., redeemed 795,000 preferred shares, Series C for a total cash consideration of $795.0 million, and settled cumulative unpaid dividends of $34.1 million. On the same day, the Corporation used the total proceeds of $795.0 million to repay its subordinated loans contracted from Quebecor Media Inc.

On October 11, 2019, the Corporation contracted a subordinated loan of $2,950.0 million from Quebecor Media Inc., bearing interest at a rate of 10.0%, payable every six months on June 20 and December 20, and maturing on October 11, 2049. On the same day, the Corporation invested the total proceeds of $2,950.0 million into 2,950,000 preferred shares, Series D, of 9346-9963 Quebec Inc. These shares carry the right to receive an annual dividend of 10.1%, payable semi-annually.

On December 19, 2019, 9346-9963 Quebec Inc., a subsidiary of Quebecor Media Inc., redeemed 2,950,000 preferred shares, Series D for a total cash consideration of $2,950.0 million, and settled cumulative unpaid dividends of $56.3 million. On the same day, the Corporation used the total proceeds of $2,950.0 million to repay its subordinated loans contracted from Quebecor Media Inc.

These transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

Dividends declared and paid

The Corporation paid $85.0 million in common dividends to the parent corporation in the fourth quarter of 2019 ($50.0 million in the fourth quarter of 2018). For the year ended December 31, 2019, the Corporation paid $266.0 million in common dividends to the parent corporation, compared with $113.0 million in 2018. The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

600 MHz spectrum auction

On April 10, 2019, the Corporation acquired 10 blocks of low-frequency spectrum in the 600 MHz band in ISED Canada’s latest commercial mobile spectrum auction. The licences covering Eastern, Southern and Northern Quebec, as well as Outaouais and Eastern Ontario were acquired for $255.8 million.

Corporate reorganization

On January 3, 2018, Quebecor Media Inc. transferred and subsequently cancelled all of its 172,516,829 common shares in the Corporation in the amount of $132.4 million to a newly fully owned subsidiary, 9370-5762 Quebec Inc. in exchange for i) a convertible promissory note for a value of $3,908.6 million that is convertible into 3,908,570 common shares of 9370-5762 Quebec Inc. and ii) 6,636,391 common shares of 9370-5762 Quebec Inc. The following day, the Corporation was merged with 9370-5762 Quebec Inc. The new merged Corporation continues to operate under the name of Videotron Ltd.  Since this transaction resulted in no substantive changes in the parent corporation reporting group, the transaction was accounted for using the continuity of interest method. Under this method, all figures of the Corporation reflect the carrying values of the two merged entities.

On January 8, 2018, the convertible promissory note was converted into 3,908,570 common shares of the Corporation. This corporate reorganization resulted in an increase of $3,776.2 million of capital stock and a decrease of retained earnings by the same amount.

Issuance of shares

On January 25, 2019, the Corporation issued 162,640 common shares to its parent corporation for a cash consideration of $150.0 million.

On July 26, 2019, the Corporation issued 3,563 common shares to its parent corporation for a cash consideration of $3.3 million.

Reduction of paid-up capital

During the year ended December 31, 2019, the Corporation reduced its paid-up capital for total cash considerations of $465.0 million.

During the year ended December 31, 2018, the Corporation reduced its paid-up capital for total cash considerations of $2,588.1 million.

Analysis of consolidated balance sheets

Table 6

Consolidated balance sheets of the Corporation

Analysis of main variances between December 31, 2019 and December 31, 2018

(in millions of Canadian dollars)

	Dec. 31, 2019	Dec.31, 2018	Difference	Main reasons for difference

Assets
Contract assets	$168.4	$144.4	$24.0	Increased mobile device sales
Income taxes	13.7	(120.2)	133.9	Current disbursements less current income taxes
Other current assets	138.4	103.3	35.1	Impact of current variances in activity
Net assets held for resale [1]	—	88.4	(88.4)	Sale of 4Degrees Colocation Inc.
Property, plant and equipment	3,100.1	3,136.4	(36.3)	Depreciation for the period, less additions to property, plant and equipment on an accrual basis
Intangible assets	1,336.7	1,059.6	277.1	Acquisition of spectrum licences and investment in the IPTV project, less amortization for the period
Derivative financial instruments [2]	388.8	465.0	(76.2)	See “Financing activities”
Promissory note to parent corporation	160.0	—	160.0	Note receivable from parent corporation following the sale of 4Degrees Colocation Inc.

Liabilities

Accounts payable, accrued charges and provisions	585.9	612.4	(26.5)	Impact of current variances in activity
Amounts payable to affiliated corporations [3]	52.8	31.8	21.0	Impact of current variances in activity
Long-term debt and bank indebtedness	4,247.3	4,227.9	19.4	See “Financing activities”
Deferred income taxes	809.5	735.3	74.2	Deferred income tax expense on statements of income
Other long-term liabilities	226.7	131.1	95.6	Contingent consideration related to the sale of 4Degrees Colocation Inc., less the decrease in other operating liabilities.

1                   Current assets less current liabilities

2                   Long-term assets less long-term liabilities

3                   Current liabilities less current assets

ADDITIONAL INFORMATION

Contractual obligations

As of December 31, 2019, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 7 below shows a summary of these contractual obligations.

Table 7

Contractual obligations of the Corporation as of December 31, 2019

(in millions of Canadian dollars)

		Under			5 years
	Total	1 year	1-3 years	3-5 years	or more

Long term debt [1,2]	$4,262.3	—	1,039.2	868.7	2,354.4
Interest payments on long term debt [3]	1,198.5	156.3	416.5	295.8	329.9
Lease Liabilities	114.2	29.4	38.9	25.1	20.8
Interest payments on lease liabilities	18.6	5.3	6.9	3.7	2.7
Additions to property, plant and equipment and other commitments	1,640.3	918.4	338.4	141.9	241.6
Derivative financial instruments [4]	(331.8)	—	(239.7)	(117.1)	25.0
Total contractual obligations	$6,902.1	$1,109.4	$1,600.2	$1,218.1	$2,974.4

1                   Excludes obligations under subordinated loans due to the parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes.

2                   The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

3                   Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2019.

4                   Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging on principal of debt denominated in U.S. dollars.

Significant commitments included in Table 7

The Corporation has 20-year service sharing and exchange agreements with Rogers to build out and operate an LTE network in Québec and the Ottawa area. It also has an agreement with Comcast Corporation to develop an innovative IPTV solution, as well as agreements for the roll-out of LTE-A and 5G technologies and the purchase of mobile devices. As at December 31, 2019, the balance of those commitments stood at $894.1 million.

Pension plan contributions

The expected employer contributions to the Corporation’s defined benefit pension plans and postretirement benefits plans will be $23.2 million in 2020, based on the most recent financial actuarial reports filed (contributions of $22.9 million were paid in 2019).

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to the Corporation than could have been obtained from independent third parties.

Table 8

Related party transactions

(in millions of Canadian dollars)

	2019	2018	2017

Ultimate parent and parent corporation:
Revenues	$0.5	$0.6	$0.5
Purchase of goods and services	9.9	9.4	8.7
Operating expenses recovered	(2.6)	(0.4)	(0.3)

Corporations under common control:
Revenues	5.5	5.0	5.5
Purchase of goods and services	123.2	105.5	103.5
Operating expenses recovered	(3.0)	(1.2)	(2.3)

Off-balance sheet arrangements

Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Business and asset disposals

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Corporation may agree to indemnify against claims related to the past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Corporation has not accrued any amount in respect of these items in the consolidated balance sheets.

Outsourcing companies and suppliers

In the normal course of business, the Corporation enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Corporation agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Corporation provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheets with respect to these indemnifications.

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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed and floating rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Table 9

Description of derivative financial instruments

As of December 31, 2019

(in millions of dollars)

Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold	Notional amount bought

Less than 1 year	1.3195	$139.2	US $	105.5

Cross-currency interest rate swaps

	Hedging instrument
Hedged item	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptances 3 months +2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$	600.0	4.82%	1.3407

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The losses on valuation and translation of financial instruments for 2019, 2018 and 2017 are summarized in Table 10.

Table 10

Loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	2019	2018	2017

Loss on the ineffective portion of fair value hedges	$0.6	$0.7	$2.9
Loss on embedded derivatives related to long-term debt	—	—	0.2
	$0.6	$0.7	$3.1

A gain on cash flow hedges of $50.6 million was recorded under “other comprehensive income” in 2019 (loss of $6.7 million in 2018 and gain of $35.2 million in 2017).

Fair value of financial instruments

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2019 and December 31, 2018 were as follows:

Table 11

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	2019		2018
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(4,262.3)	$(4,509.1)	$(4,244.4)	$(4,210.8)
Derivative financial instruments[2]
Foreign exchange forward contracts	(2.2)	(2.2)	6.7	6.7
Cross-currency interest rate swaps	391.0	391.0	458.3	458.3

1                   The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

2                   The fair value of derivative financial instruments designated as cash flow hedges is an asset position of $346.6 million as of December 31, 2019 ($418.6 million in 2018) and the fair value of derivative financial instruments designated as fair value hedges is an asset position of $42.2 million as of December 31, 2019 ($46.4 million in 2018).

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

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2019, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2019, the provision for expected credit losses represented 3.0% of the gross amount of accounts receivable and contract assets (3.0% as of December 31, 2018), while 4.3% of trade receivables were 90 days past their billing date (4.8% as of December 31, 2018).

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2019 and 2018:

Table 12

Changes in Provision for Expected Credit losses

(in millions of dollars)

	2019	2018

Balance at beginning of year	$14.1	$14.0
Changes in expected credit losses charged to income	18.0	17.6
Write-off	(17.8)	(17.5)
Balance at end of year	$14.3	$14.1

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

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 6.1 years as of December 31, 2019 (5.8 years as of December 31, 2018) (see also “Contractual obligations” above).

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways and mobile devices and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2019, to hedge its exposure on certain purchases of set-top boxes, gateways and mobile devices and certain capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2019 is as follows:

Table 13

Estimated Sensitivity of Variances in Year-end Exchange Rate

(in millions of dollars)

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10	$(1.2)	$30.5
Decrease of $0.10	1.2	(30.5)

A variance of $0.10 in the 2019 average exchange rate of CAN dollar per one U.S. dollar would have resulted in a variance of $2.9 million on the value of unhedged purchases of goods and services and $6.6 million on the value of unhedged acquisitions of tangible and intangible assets in 2019.

Interest Rate Risk

The Corporation’s bank credit facility bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) U.S. London Interbank Offered Rate (“LIBOR”), (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2019, after taking into account the hedging instruments, long-term debt was comprised of 93.3 % fixed rate debt (75.8% in 2018) and 6.7 % floating rate debt (24.2% in 2018).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2019 was $2.6 million.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2019, as per the Corporation’s valuation model, is as follows:

Table 14

Estimated Sensitivity of Variances in the Discount Rate

(in millions of dollars)

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$(1.6)	$(9.7)
Decrease of 100 basis points	1.6	9.7

Capital management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance and repayment of debt, the repurchase of shares, the use of cash flows generated by operations, and the level of distributions to the shareholder. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, lease liabilities, derivative financial instruments, cash and cash equivalents and loans to the parent Corporation. The capital structure as of December 31, 2019 and 2018 is as follows:

Table 15

Capital structure of the Corporation

(in millions of Canadian dollars)

	2019	2018

Bank indebtedness	$7.1	$8.3
Long-term debt	4,240.2	4,219.6
Lease liabilities	114.2	122.6
Derivative financial instruments	(388.8)	(465.0)
Cash and cash equivalents	(2.4)	(1.1)
Promissory note to the parent corporation	(160.0)	—
Net liabilities	3,810.3	3,884.4
Equity	$121.5	$(147.3)

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, intercompany transactions, and the declaration and payment of dividends or other distributions.

Contingencies

There are a number of legal proceedings against the Corporation that are pending. At this stage of proceedings, management of the Corporation is of the opinion that the outcome is not expected to have a material adverse effect on the Corporation’s results or on its financial position. Generally, management of the Corporation establishes provisions for claims or actions considering the facts of each case. The Corporation cannot determine when and if any payment will be made related to those provisions.

On August 15, 2019, the CRTC issued an order finalizing the rates, retroactively to March 31, 2016, by which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation consolidated financial statements. The new proposed rates are substantially lower than interim rates and could represent a retrospective reduction in earnings of approximately $22.0 million (before income taxes) in 2019 and approximately $30.0 million (before income taxes) from March 31, 2016 to December 31, 2018. On September 13, 2019, a coalition of cable companies (including Videotron) and Bell Canada filed separate appeals of the CRTC’s order with the Federal Court of Appeal arguing, among other things, that the order is marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. The cable companies and Bell Canada also filed separate requests to stay the implementation of the order pending disposition of their appeals. On November 22, 2019, the leave to appeal was granted by the Federal Court of Appeal and the interim stay of the CRTC’s order granted by this court on September 27, 2019, was extended until a final ruling by the Federal Court of Appeal is made. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

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

The Corporation does not adjust the amount of consideration allocated to the equipment sale for the effects of a financing component since this component is not significant.

The Corporation recognizes each of its main activities’ revenues as follows:

•                                operating revenues from subscriber services, such as cable television, Internet access, cable and mobile telephony, and OTT services are recognized when services are provided;

•                                revenues from equipment sales to subscribers are recognized when the equipment is delivered;

•                                operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided;

•                                cable connection and mobile activation revenues are deferred and recognized respectively as revenues over the period of time the customer is expected to remain a customer of the Corporation and over the contract term.

When a mobile device and a service are bundled under a single mobile contract, the term of the contract is generally 24 months.

The portion of mobile revenues earned without being invoiced is presented as contract assets in the consolidated balance sheets. Contract assets are realized over the term of the contract.

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

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the consolidated statements of income to the extent that the resulting carrying value does not exceed the carrying value that would have been the result had no impairment loss been recognized previously.

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

Based on the data and assumptions used in its last impairment test, the Corporation believes that there is no significant amount of long-lived assets with finite useful lives, or goodwill and intangible assets with indefinite useful lives on its books at this time that present a significant risk of impairment in the near future.

The net book value of goodwill as of December 31, 2018 was $515.0 million, and the net book value of intangible assets with indefinite useful lives as at December 31, 2018 was $475.9 million.

Indefinite useful life of spectrum licences

Management has concluded that spectrum licences have an indefinite useful life. This conclusion was based on an analysis of factors, such as the Corporation’s financial ability to renew the spectrum licences, the competitive, legal and regulatory landscape, and future expectations regarding the use of the spectrum licences. The determination that spectrum licences have an indefinite useful life therefore involves judgment, which could have an impact on the amortization charge recorded in the consolidated statements of income if management were to change its conclusion in the future.

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

The Corporation generally enters into the following types of derivative financial instruments:

•                                The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. These foreigh exchange forward contracts are designated as cash flow hedges.

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

The Corporation measures and records the effectiveness of its hedging relationships as follows:

•                                For cash flow hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of a hypothetical derivative that simulates the hedged items’ cash flows.

•                                For fair value hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of the hedged item attributable to the hedged risk.

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

Pension plans and postretirement benefits

The Corporation offers defined benefit pension plans and defined contribution pension plans to some of its employees.

The Corporation’s defined benefit obligations with respect to defined benefit pension plan and postretirement benefits are measured at present value and assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of the Corporation’s actuaries. Key assumptions relate to the discount rate, the rate of increase in compensation, retirement age of employees, healthcare costs, and other actuarial factors. Defined benefit pension plan assets are measured at fair value and consist mainly of equities and corporate and government fixed-income securities.

Re-measurements of the net defined benefit liability or asset are recognized immediately in other comprehensive income.

Recognition of a net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the present value of future contributions to the plan, to the extent to which the Corporation can unilaterally reduce those future contributions. In addition, an adjustment to the net benefit asset or the net benefit liability can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. The assessment of the amount recoverable in the future and the minimum funding liability, is based on a number of assumptions, including future service costs and future plan contributions.

The Corporation considers all the assumptions used to be reasonable in view of the information available at this time. However, variances from certain of those assumptions may have a significant impact on the costs and obligations of pension plans and postretirement benefits in future periods.

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

The fair value of DSUs and PSUs is based on the underlying share price at the date of valuation. The fair value of stock option awards is determined by applying an option pricing model, taking into account the terms and conditions of the grant and assumptions such as the risk-free interest rate, distribution yield, expected volatility, and the expected remaining life of the option.

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

The amount recognized as a provision is the best estimate of the expenditures required to settle the present obligation at the balance sheet date or to transfer it to a third party at that time and is adjusted for the effect of time value when material. The amount recognized for onerous contracts is the lower of the cost necessary to fulfill the obligations, net of expected economic benefits deriving from the contracts, and any indemnity or penalty arising from failure to fulfill those obligations.

No amounts are recognized for obligations that are possible but not probable or for those for which an amount cannot be reasonably estimated.

Contract costs

Incremental and direct costs, such as costs to obtain a contract, mainly sales commissions, or the cost of connecting a subscriber to the Corporation’s telecommunication network are included in contract costs and amortized over the period of time the customer is expected to maintain its service or over the contract term. The amortization of contract costs is included in purchase of goods and services in the consolidated statements of income.

Provision for expected credit losses

The Corporation maintains a provision to cover anticipated credit losses from customers who are unable to pay their debts. The provision is reviewed periodically considering the specific credit risk of its customers, the expected lifetime of its financial assets historical trends and economic conditions.

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

The estimates and assumptions used in the allocation of the purchase price at the date of acquisition may also have an impact on the amount of an impairment charge to be recognized, if any, after the date of acquisition, as discussed above under “Impairment of assets.”

Contingent considerations and future conditional adjustments

Contingent considerations and future conditional adjustments arising from business acquisition or disposal are measured and accounted for at their fair value.  The fair value is estimated based on a present value model requiring management to assess the probabilities that the conditions on which the contingent considerations and future conditional adjustments are based will be met in the future. The assessment of these contingent potential outcomes requires judgment from management and could have an impact on the initial amount of contingent considerations or future conditional adjustments recognized and any subsequent changes in fair value recorded in the consolidated statements of income.

Interpretation of laws and regulations

Interpretation of laws and regulation, including those of the CRTC and tax regulations, requires judgment from management and could have an impact on revenue recognition, provisions and income taxes in the consolidated financial statements.

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

The Corporation is under audit at all times by various tax authorities in each of the jurisdictions in which it operates. A number of years may elapse before a particular matter for which management has established a reserve is audited and resolved. The number of years between each tax audit varies depending on the tax jurisdiction. Management believes that its estimates are reasonable and reflect the probable outcome of known tax contingencies, although the outcome is difficult to predict.

Leases

The Corporation recognizes, for most of its leases, a right-of-use asset and a lease liability at the commencement of a lease. The right-of-use asset and the lease liability are initially measured at the present value of lease payments over the term lease, less incentive payment received, using the Corporation’s incremental borrowing rate at that date or interest rate implicit in the lease. The term of the lease is comprised of the initial lease term and any additional period for which it is reasonably certain that the Corporation will exercised its extension option.

Right-of-use assets are depreciated over the shorter of the lease term or the useful life of the underlying asset.

Interests on lease liabilities are recorded in the consolidated statements of income as financial expenses and principal payments on the lease liability are presented as part of financing activities in the consolidated statements of cash flows.

Changes in accounting policies

(i)               IFRS 16 — Leases

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis.

The adoption of IFRS 16 had significant impacts on the consolidated financial statements since the Corporation is engaged in various long-term leases relating to premises and equipment.

Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with an interest on the related lease liability. Since operating lease charges were recognized as operating expenses as they were incurred under the previous standard, the adoption of IFRS 16 has changed the timing of the recognition of these lease charges over the term of each lease. It has also affected the classification of expenses in the consolidated statements of income.

Principal payments on the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities.

The retrospective adoption of IFRS 16 had the following impacts on the 2018 and 2017 consolidated financial figures:

Consolidated statements of income and comprehensive income
(in millions of Canadian dollars)

Increase (decrease)	2018	2017

Purchase of goods and services	$(38.6)	$(35.4)
Depreciation and amortization	28.9	27.1
Financial expenses	7.2	8.4
Deferred income tax expense	0.7	—
Net income and comprehensive income attributable to the shareholder	$1.8	$(0.1)

Consolidated balance sheets
(in millions of Canadian dollars)

	December 31,	December 31,
Increase (decrease)	2018	2017

Other current assets	$(2.2)	$(2.2)
Property, plant and equipment	15.5	15.5
Right-of-use assets	90.6	108.9
Lease liabilities[1,2]	122.6	143.4
Deferred income tax liability	(4.9)	(5.6)
Deficit	13.8	15.6

1                   The current portion of lease liabilities is $35.9 million as of December 31, 2018 and $34.9 million as of December 31, 2017.

2                   Includes a lease liability with the parent corporation of $28.3 million as of December 31, 2018 and $30.2 million as of December 2017.

(ii)            IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether or not the relevant tax authorities will accept the Corporation’s tax treatments.

The adoption of IFRIC 23 had no impact on the consolidated financial statements.

Cautionary statement regarding forward-looking statements

This annual report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•             Videotron’s ability to successfully continue developing its network and facilities that support its mobile services;

•             general economic, financial or market conditions and variations in its businesses;

•             the intensity of competitive activity in the industries in which Videotron operates;

•             new technologies that might change consumer behaviour towards Videotron’s product suites;

•             unanticipated higher capital spending required to for developing Videotron’s network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Videotron’s businesses;

•             Videotron’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•             disruptions to the network through which Videotron provides its cable television, Internet access, mobile and cable telephony and Club illico services, and its ability to protect such services from piracy, unauthorised access or other security breaches;

•             labour disputes or strikes:

•             interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics and political instability is some countries;

•             changes in Videotron’s ability to obtain services and equipment critical to its operations;

•             changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of Videotron’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•             Videotron’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•             interest rate fluctuations that could affect a portion of Videotron’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information — B. Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission, as described under “Item 10. Additional Information — Documents on Display” in the Annual Report on Form 20-F.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A-                                   Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers at March 18, 2020:

Name and Municipality of Residence	Age	Position

THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D. Montréal, Québec	81	Director and Chair of the Board

CHANTAL BÉLANGER, FCPA-FCGA (1) Blainville, Québec	67	Director

ANDRÉ P. BROSSEAU (1) Montréal, Québec	58	Director

SYLVIE LALANDE Lachute, Québec	69	Director

NORMAND PROVOST (1) Brossard, Québec	65	Director and Chair of the Audit Committee

JEAN-FRANÇOIS PRUNEAU Montréal, Québec	49	President and Chief Executive Officer

JEAN NOVAK Knowlton, Québec	56	President, Videotron Business Solution

PHILIPPE CLOUTIER Candiac, Québec	45	Senior Vice President and Chief Financial Officer

PIERRE BONIN Montréal West, Québec	57	Chief Information Officer

SYLVAIN BROSSEAU Varennes, Québec	57	Senior Vice President, Operations, Customer Service

MOHAMED DRIF Montréal, Québec	53	Senior Vice President and Chief Technology Officer

BERTRAND HÉBERT Boucherville, Québec	53	Senior Vice President and Chief Marketing Officer

ELODIE GIRARDIN-LAJOIE St-Lambert, QUÉBEC	39	Vice President, Corporate Affairs

ANTOINETTE NOVIELLO. Laval, Québec	50	Vice President, Corporate Controller

JEAN-FRANÇOIS PARENT Nuns’ Island, Québec	40	Vice President and Treasurer

MARIE-HÉLÈNE PELLETIER. Montréal, Québec	50	Vice President, Human Resources and Business Model Evolution

(1) Member of the Audit Committee

The Right Honourable Brian Mulroney, P.C., C.C., LL.D, Director and Chairman of the Board. Mr. Mulroney was appointed as Director and Chairman of the Board of Videotron on June 19, 2014. He has been a Director of Quebecor Media since January 31, 2001 and director of Quebecor since 1999. He was appointed Chairman of the Board of Quebecor on June 19, 2014 and of Quebecor Media on May 8, 2018. He also acted as Chairman of the Board of Quebecor Media from June 19, 2014 until February 15, 2017. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm Norton Rose Fulbright Canada LLP (formerly Ogilvy Renault LLP) in Montréal, Québec. Prior to that, Mr. Mulroney was the Prime Minister of Canada from 1984 until 1993. Mr. Mulroney practiced law in Montréal and served as President of The Iron Ore Company of Canada before entering politics in 1983. Until May 2019, Mr. Mulroney was a Director of Wyndham Worldwide Corporation. Mr. Mulroney serves as a Director of Acreage Holdings, Inc., and The Blackstone Group LP. He is also Chairman of the International Advisory Board of Barrick Gold Corporation. He is Companion of the Order of Canada as well as Grand Officier de l’Ordre national du Québec.

Chantal Bélanger, Director and member of the Audit Committee. Ms. Bélanger has been a Director and member of the Audit Committee of Videotron, Quebecor and Quebecor Media since May 8, 2018. At the Laurentian Bank, where she held various positions from 1986 to 2006, she was Senior Vice President of Personal Banking Services for Québec, where she previously held the positions of Ombudsman and Director of Internal Audits and Information Systems. From 2012 to December 2019, she was a Director and the Vice President of the Board, Chair of the Internal Audit Committee and the Portfolio Valuation Committee and a member of the Governance and Human Resources Committee at Capital régional et coopératif Desjardins. She has been a Director at the Société de services financiers Fonds FMOQ Inc. since 2014 and chair of the Audit Committee. She was a director and member of various board committees at Ovivo Inc. from 2011 to 2016, the year it was privatized. She was a director and Chair of the Audit Committee at the Régie des Rentes du Québec from 2009 to 2015 and a director at the Institut des administrateurs de sociétés from 2009 to 2013. She was a director, Chair of the Audit Committee and a member of several committees of the Société des Alcools du Québec from 2002 to 2010. Ms. Bélanger is a fellow of the Québec CPA Order and holds a certificate in Corporate Governance from the Collège des administrateurs de sociétés at Université Laval. Ms. Bélanger has been the Chair of the Board of the CAS since 2017 and has served on its board since 2016. Ms. Bélanger currently serves as a director, Chair of the Audit Committee and member of the Human Resources and Compensation Committee and of the Corporate Governance Committee of Lassonde Industries Inc.

André P. Brosseau, Director and member of the Audit Committee. Mr. Brosseau has been a Director and member of the Audit Committee of Videotron, Quebecor and Quebecor Media since May 12, 2016. He has also been a member of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media since May 2017 and is Chairman of the Executive Committee of Quebecor Media since May 2018. Mr. Brosseau is Chairman of the Board and

Chief Executive Officer of Du Musée Investments Inc. (formerly Avenue Capital Markets BNB Inc.), a Family Office with private investments in Canada, the United States and Brazil that he founded in 2010. He currently serves as a director, Chairman of the Audit Committee and member of the Compensation Committee of DMD Digital Health Connections Group Inc. Mr. Brosseau also serves as a Director of BlueRush Media Group Corp. He is also a member of the Advisory Committee for the OSMO Foundation and The Notman House. Mr. Brosseau was President for Blackmont Capital Markets in Toronto until June 2009 and then served as Chairman of Québec Capital Markets until May 2010. From 1994 to 2007, he held various executive positions with CIBC.

Sylvie Lalande, Director. Ms. Lalande has been a Director of Videotron since July 2014 and of Quebecor Media since May 2013. She has served as a Director of Quebecor since May 2011. She was appointed as Lead Director of Quebecor and Quebecor Media on November 8, 2017, as Vice Chair on May 8, 2018 and as Chair of the Human Resources and Corporate Governance Committee on May 12, 2016. She has been a Director of TVA Group since December 2001, and was appointed as Chair of the Board on March 10, 2014. She has also served as Chair of the Human Resources and Corporate Governance Committee of TVA Group since May 2013. Ms. Lalande held several senior positions in the media, marketing, communication marketing and company communications sectors. Until October 2001, she was Chief Communications Officer of Bell Canada. From 1994 to 1997, she was President and Chief Executive Officer of UBI Consortium, a consortium formed to develop and manage interactive and transactional communication services. From 1987 to 1994, she occupied several senior positions within TVA Group and Le Groupe Vidéotron ltée. Ms. Lalande began her career in the radio industry, after which she founded her own consultation firm. In 2006, Ms. Lalande earned a degree in corporate governance from the Collège des administrateurs de sociétés. Ms. Lalande was, until September 2016, a Director and Chair of the Corporate Governance and Human Resources Committee and Lead Director of Ovivo Inc. From November 2013 to September 2017, Ms. Lalande was Chair of the Board of the Collège des administrateurs de sociétés (CAS) of Université Laval. She was Chair of the Board of Capital régional et coopératif Desjardins from April 2017 to December 2019.

Normand Provost, Director and Chair of the Audit Committee. Mr. Provost has been a Director of Videotron since June 2014. He has served as a Director of Quebecor Media since July 2004 and a Director of Quebecor since May 2013. He has also served as a member of the Audit Committee of Videotron, Quebecor and Quebecor Media since June 2014 and as Chair since May 2018. From May 2014 to December 2015, Mr. Provost was Assistant to the President of Caisse de dépôt et placement du Québec (CDPQ), one of the largest institutional fund managers in Canada and North America. Mr. Provost joined CDPQ in 1980 and has held various management positions during his time there. He served as President of CDP Capital Americas from 1995 to 2003. He also served as Executive Vice President, Private Equity, of CDPQ from October 2003 until May 2014. In addition to his responsibilities in the investment sector, Mr. Provost served as Chief Operations Officer of CDPQ from April 2009 to March 2012. From January 2018 to December 2019, he served as director of Investissement Québec and was the Chair of its Risk Management Committee. In addition, he sits on the Supervisory Board and on the Compensation and Human Resources Committee of Groupe Kéolis S.A.S. Since March 2015, Mr. Provost also sits on the Board of Directors and is Chairman of the Investment Committee of Desjardins Financial Security. Since January 2019, Mr. Provost also serves as Chairman of the Board of Groupe Germain.

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

Jean Novak, President, Videotron Business Solution. Mr. Novak was appointed to his current position in September 2018. From August 2014 to September 2018, he was President, Videotron Business, President Le SuperClub Vidéotron ltée, and Senior Vice President, Sales Network and Retail Sector. From May 2013 to August 2014, he was President, Videotron Business and Senior Vice-President, Sales Channel. He has served as President, Videotron Business Solutions since January 2005. Mr. Novak joined Videotron in May 2004 as Vice President, Sales. Between 1988 and May 2004, Mr. Novak held various management positions in sales and distribution for Molson Breweries, Canada’s largest brewing company, including General Manager for all on premise accounts and the Montréal sales region as well as Manager, Customer Service and Telesales in Québec. Mr. Novak holds a Bachelor’s degree in marketing from HEC Montréal.

Philippe Cloutier, Senior Vice President and Chief Financial Officer. Mr. Cloutier was appointed to his current position in June 2017. Prior to joining Videotron, he co-founded Mission Capital, a merchant bank offering advisory services and acting as a private investor. Mr. Cloutier also spent fifteen years in the printing and media industry where he held several executive positions including overall leadership of the Canadian subsidiaries of Quad/Graphics (formerly known as Quebecor World) and Reader’s Digest. Mr. Cloutier holds an MBA from McGill University, a bachelor’s degree in Business from HEC Montréal and has also completed successfully all three levels of the CFA charterholder.

Pierre Bonin, Chief Information Officer. Mr. Bonin was promoted Chief Information Officer in January 2016 from his previous position as Vice President, Information Technology, a position he held since March 2014. Prior to joining the Corporation, Mr. Bonin was President and Chief Executive Officer of StrongKase Enterprise Inc., a private equity firm where, from 2005 to 2014, he had been actively involved in the data center industry through various investments and ventures. Prior to 2005, Mr. Bonin held various executive positions in the telecommunications industry as Executive Vice President and Chief Information Technology Officer at Microcell Telecommunications Inc. (FIDO), Vice President Information Technology as well as Vice President Finance and Administration at Bell Canada. Mr. Bonin graduated in Mathematics and Computer Science from Université de Sherbrooke and received an MBA from HEC Montréal. He holds the designation of Chartered Director from the Collège des administrateurs de sociétés (CAS) of l’Université Laval and from the Directors College of McMaster University.

Sylvain Brosseau, Senior Vice President, Operations, Customer Service. Mr. Brosseau was appointed to his current position in May 2013. He has served as Vice President, Customer Service, Consumer division since July 2003. Mr. Brosseau has held various management positions within Videotron since joining the Corporation in 1996.

Mohamed Drif, Senior Vice President and Chief Technology Officer. Mr. Drif was appointed to his current position in November 2018. Prior to that, he was Vice President and Chief Network Officer. From October 2016 to January 2018, he was Vice President, Engineering, Networks. Prior to that, he was Vice President, Engineering, Wireline Network and Project Management Office. He also served as General Manager; Network planning, Head Ends and Optics from 2008 to 2011. Mr. Drif joined Videotron in March 1999 as Supervisor Fibre Optics Management. He was appointed Director Fibre Network in June 2000, Director Network planning, Head Ends and Geomatic in January 2002 and Senior Director Network Planning, Head Ends and Optics in February 2003. Mr. Drif previously worked at Cable Axion as Director of Engineering and has also worked in the field of software development in France. Mr. Drif holds a State Engineer degree from the University of Oran in Algeria. He is member of the Ordre des ingénieurs du Québec.

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

Élodie Girardin-Lajoie, Vice President, Corporate Affairs. Ms. Girardin-Lajoie has been Vice-President, Corporate Affairs since April 2018. She was previously Director of Internal Communications, Senior Public Relations Advisor and Media Relations Specialist in the Communications Department. As Vice President, Corporate Affairs, Ms. Girardin-Lajoie is responsible for developing and implementing positioning and promotion strategies for Videotron and its partners. Before joining Videotron, Ms. Girardin-Lajoie worked as a political staffer, including four years as Press Secretary in the Office of the Leader of the Official Opposition in Québec City. She holds a Bachelor’s degree in public relations from Université Laval.

Antoinette Noviello, Vice President, Corporate Controller. Ms. Noviello was appointed to her current position in June 2017. From 2015 to June 2017, she was General Manager and Corporate Controller. Prior to joining Videotron in 2015, Ms. Noviello held key financial functions in other subsidiaries within the Quebecor group, including Sun Media Corporation. From 2000 to 2011, she held Vice-President Finance positions in a printing and manufacturing entity operating in Québec and Ontario, as well as in a productivity management consulting firm operating in North America. Ms. Noviello holds an Executive MBA from HEC McGill-Montréal. She holds a Bachelors’ degree in Accounting and

MIS, a Graduate Diploma in Public Accountancy, as well as a Graduate Certificate in Treasury-Finance from McGill University. She is a Chartered Professional Accountant (CPA) and a member of the Ordre des comptables professionnels agréés du Québec as well as an executive member of FEI Canada, Québec chapter.

Jean-François Parent, Vice President and Treasurer. Mr. Parent was appointed Vice President and Treasurer in December 2018. He has also been Vice President and Treasurer of Quebecor and Quebecor Media since December 2018. Prior to that date, he was Senior Director Financing and M&A of Quebecor Media. Mr. Parent joined Quebecor Media in 2006 and has assumed various responsibilities in treasury, corporate finance and mergers and acquisitions since then. Mr. Parent holds a M.Sc. in Finance from Université de Sherbrooke and is a member of the Montréal chapter of the CFA Institute and a member of the Ordre des comptables professionnels agréés du Québec.

Marie-Hélène Pelletier, Vice President, Human Resources and Business Model Evolution. Ms. Pelletier was appointed Vice President, Human Resources and Business Model Evolution in May 2019. She joined Videotron as Vice President, Procurement in September 2015. Prior to joining Videotron, she was Vice President, Supply Chain Business Aircraft at Bombardier Aerospace, where she occupied several leadership positions within supply chain in terms of operations, new aircraft management and strategy. Mrs. Pelletier has extensive experience in supply chain and organizational transformation within the aerospace and telecommunication industries. As member of the Québec Bar, Ms. Pelletier holds a Law degree from Ottawa University, as well as an MBA from HEC Montréal.

B-                                   Compensation

Our Directors do not receive any remuneration for acting in their capacity as directors of Videotron. Since July 1, 2013, the Chairman of our Audit Committee receives an annual fee of $25,000 while the other two members receive an annual fee of $10,000. Our Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors and our Audit Committee. During the financial year ended December 31, 2019, the amount of compensation (including benefits in kind) paid to three of our directors for services in all capacities to Videotron and its subsidiaries was $45,000. None of our directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

The aggregate amount of compensation we paid for the year ended December 31, 2019 to our executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was approximately $6.2 million, including salaries, bonuses and benefits in kind.

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

During the year ended December 31, 2019, no options were granted under this plan to officers and employees of Videotron. During the year ended December 31, 2019, a total of 28,300 options were exercised by officers and employees of Videotron, for aggregate gross value realized of $1.3 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2019, an aggregate total of 46,500 options granted to directors, officers and employees of Videotron (excluding directors, officers and employees who are also directors, officers or employees at multiple Quebecor Media group companies) remain outstanding, with a weighted average exercise price of $65.69 per share. For more information on this stock option plan, refer to Note 21 to our audited consolidated financial statements included under “Item 18. Financial Statements” of this annual report.

No further grant of options is contemplated for the near future.

Quebecor’s Stock Option Plan

Under a stock option plan established by Quebecor, 26,000,000 Quebecor Class B Shares have been set aside for directors, officers, senior employees and other key employees of Quebecor and its subsidiaries, including Videotron. The exercise price of each option is equal to the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the grant of the option. Each option may be exercised during a period not exceeding ten years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. The Board of Directors of Quebecor may, at its discretion, affix different vesting periods at the time of each grant. Thus, when granting options in 2018 and 2019, the Board of directors has determined that options would vest equally over three years with the first 33 1/3% vesting on the third anniversary of the date of the grant. Holders of options under the Quebecor stock option plan have the choice, when they want to exercise their options, to acquire Quebecor Class B Shares at the corresponding option exercise price or to receive a cash payment from Quebecor equivalent to the difference between the market value of the underlying shares and the exercise price of the option. By signing the notice of grant they have received, holders of options have committed to obtaining Quebecor’s consent before exercising their right to purchase the shares for which they wish to exercise their options.

During the year ended December 31, 2019, 545,000 options to purchase Quebecor Class B Shares were granted to officers and employees of Videotron (excluding directors, officers and employees who, at the date of grant, were directors, officers or employees at multiple Quebecor Media group of companies). As of December 31, 2019, a total of 1,033,900 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $29.19 per share, were held by officers and employees of Videotron for acting in such capacity. The closing sale price of the Quebecor Class B Shares on the TSX on December 31, 2019, was $33.14.

Quebecor’s DSU and PSU plans

On July 13, 2016, Quebecor established a DSU plan and a PSU plan for its employees and those of its subsidiaries. Both plans are based on Quebecor Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B shares. As of December 31, 2019, an aggregate total of 62,421 DSUs and of 48,840 PSUs granted to officers of Videotron remain outstanding.

Pension Benefits

Both Quebecor Media and Videotron maintain pension plans for our non-unionized employees and certain officers.

Videotron’s pension plan provides pension benefits to our executive officers equal to 2.0% of salary (excluding bonuses) for each year of membership in the plan. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada) (the “Tax Act”), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under our pension plan are as prescribed under the Tax Act. An executive officer contributes to this plan an amount equals to 5.0% of his or her salary up to a maximum of $7,731 in respect of 2020. Videotron changed this pension plan to a defined contribution plan for new employees hired on and after May 1, 2012. Videotron reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date.

Quebecor Media’s pension plan provides greater pension benefits to eligible executive officers than it does to other employees. The higher pension benefits under this plan equal 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Tax Act, in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media’s pension plan are as prescribed by the Tax Act and is based on a maximum salary of $154,611. An executive officer contributes to this plan an amount equals to 5.0% of his or her salary up to a maximum of $7,731 in respect of 2020. Videotron has no liability regarding Quebecor Media’s pension plan. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. However, Quebecor Media reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date. New employees are eligible to enroll in a retirement savings plan.

The total amount we contributed for the year ended December 31, 2019 to provide the pension benefits to our senior executives, as a group, was $277,300. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by us to all participants, refer to Note 28 to our audited consolidated financial statements for the year ended December 31, 2019 included under “Item 18. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media’s and our pension plans:

	Years of Participation
Compensation	10	15	20	25	30
$154,611	$30,922	$46,383	$61,844	$77,306	$92,767

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

D-                                   Employees

At December 31, 2019, we had 6,493 employees. At December 31, 2018 and 2017, we had 6,637 and 6,658 employees, respectively. Substantially all of our employees are based and work in the Province of Québec. We had 3,734 unionized employees, and the terms of their employment are governed by one of our five regional collective bargaining agreements. The collective bargaining agreement covering 2,950 unionized employees in the Montréal region expired on December 2018. The negotiation phase is currently underway with the unit. We also have three collective bargaining agreements covering our unionized employees in Gatineau, Québec City and Saguenay regions, with terms running through August 31, 2020 (Gatineau), and December 31, 2021 (Québec City and Saguenay), respectively.

The other collective bargaining agreement covering 49 unionized employees of our subsidiary, SETTE inc., has expired on December 31, 2018. The negotiation phase is currently underway.

E-                                   Share Ownership

No Videotron equity securities are held by any of our Directors or senior executive officers.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A-                                   Major Shareholders

We are a wholly owned subsidiary of Quebecor Media, a leading Canadian-based media and telecommunications company with interests in newspaper publishing operations, television broadcasting, telecommunications, book and magazine publishing and new media services. Through these interests, Quebecor Media holds leading positions in the creation, promotion and distribution of news, entertainment and Internet related services that are designed to appeal to audiences in every demographic category.

Quebecor owns a 100% voting and equity interest in Quebecor Media. The primary asset of Quebecor, a communications holding company, is its interest in Quebecor Media.

B-                                   Related Party Transactions

The Corporation enters into related party transactions from time to time. These related party transactions are further described under “Item 5. Operating and Financial Review and Prospects — Cash Flow and Financial Position — Financial Position as of December 31, 2019” and in Note 9, in Note 10 and in Note 27 to our audited consolidated financial statements included under “Item 18. Financial Statements” in this annual report. These related party transactions have been accounted for at the consideration agreed between parties:

	As of December 31,
	2019	2018	2017
	(in millions)
Ultimate Parent and Parent Corporation:
Revenues	$0.5	$0.6	$0.5
Purchase of goods and services	9.9	9.4	8.7
Operating expenses recovered	(2.6)	(0.4)	(0.3)

Corporations Under Common Control:
Revenues	5.5	5.0	5.5
Purchase of goods and services	123.2	105.5	103.5
Operating expenses recovered	(3.0)	(1.2)	(2.3)

Management fee

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $50.0 million in 2019, $53.0 million in 2018 and in 2017. In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. These transactions were accounted for at the consideration agreed between the parties and were concluded on terms equivalent to those that prevail on an arm’s length basis.

Income tax transactions

On December 19, 2019, 9346-9963 Québec Inc., a subsidiary of Quebecor Media, redeemed 2,950,000 preferred shares, Series D for a total cash consideration of $2,950.0 million, and settled cumulative unpaid dividends of $56.3 million. On the same day, the Corporation used the total proceeds of $2,950.0 million to repay its subordinated loans contracted from Quebecor Media.

On October 11, 2019, the Corporation contracted a subordinated loan of $2,950.0 million from Quebecor Media, bearing interest at a rate of 10.0%, payable every six months on June 20 and December 20, and maturing on October 11, 2049. On the same day, the Corporation invested the total proceeds of $2,950.0 million into 2,950,000 preferred shares, Series D, of 9346-9963 Québec Inc. These shares carry the right to receive an annual dividend of 10.1%, payable semi-annually.

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

Purchase of shares of Quebecor Media and subsidiary subordinated loans

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we enter into certain transactions from time to time that have the effect of using tax losses within the Quebecor Media Group. These transactions are described further under “Item 5. Operating and Financial Review and Prospects — Cash Flow and Financial Position — Financial Position as of December 31, 2019” and in Note 12 and in Note 28 to our audited consolidated financial statements which are included under “Item 18. Financial Statements” in this annual report.

C-                                   Interests of Experts and Counsel

Not applicable.

ITEM 8 — FINANCIAL INFORMATION

A-                                   Consolidated Statements and Other Financial Information

Our consolidated balance sheets as at December 31, 2019 and 2018, and our consolidated statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2019, 2018 and 2017, including the notes thereto and together with the report of Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

Legal Proceedings

We and our subsidiaries are involved in a number of other legal proceedings against us which are pending. In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our results or financial position.

Dividend Policy

During the years ended December 31, 2019, December 31, 2018 and December 31, 2017, we paid aggregate cash dividends on our common shares of $266,000,000, $113,000,000 and $295,000,000, respectively. We currently expect to pay dividends and other distributions on our common shares in the future. The declaration and payment of dividends and other distributions is in the sole discretion of our Board of Directors, and any decision regarding the declaration of dividends and other distributions will be made by our Board of Directors depending on, among other things, our financial resources, the cash flows generated by our business, our capital needs, and other factors considered relevant by our Board of Directors, including the terms of our indebtedness and applicable law. In 2019, the Board of Directors of Videotron Ltd. declared and made distributions in the form of reductions of paid-up capital of our common shares for a combined amount of $465,000,000.

B-                                   Significant Changes

Except as otherwise disclosed in this annual report, there has been no other material adverse change in our financial position since December 31, 2019.

ITEM 9 — THE OFFER AND LISTING

A-                                   Offer and Listing Details

Not applicable.

B-                                   Plan of Distribution

Not applicable.

C-                                   Markets

Outstanding Notes

On October 8, 2019, we issued and sold $800.0 million aggregate principal amount of our 4½% Senior Notes due January 15, 2030, in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

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

The record holder of our 5% Senior Notes due 2022, our 5 3/8% Senior Notes due 2024 and our 5 1/8 Senior Notes due 2027 is Cede & Co., a nominee of The Depository Trust Company, and the record holder of our 5 5/8% Senior Notes due 2025, our 5¾% Senior Notes due 2026 and our 4½% Senior Notes due 2030 is CDS Clearing and Depository Services Inc.

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

On September 15, 2015, we issued $375,000,000 aggregate principal amount of our 5¾% Senior Notes due January 15, 2026, pursuant to an Indenture, dated as of September 15, 2015, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2026. Interest on these senior notes is payable in cash semi-annually in arrears on March 15 and September 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at a price based on a make-whole formula during the first five years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

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

(f)                                   Indenture relating to $800,000,000 of our 4½% Senior Notes due January 15, 2030, dated as of October 8, 2019, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On October 8, 2019, we issued $800,000,000 aggregate principal amount of our 4½% Senior Notes due January 15, 2030, pursuant to an Indenture, dated as of October 8, 2019, by and among us, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2030. Interest on these senior notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at a price based on a make-whole formula during the first five years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately.

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

Our senior credit facility contains customary covenants that restrict and limit our ability and the members of the VL Group (as defined in the credit agreement to mean us and all of our wholly owned subsidiaries) to, among other things, enter into merger or amalgamation transactions or liquidate or dissolve, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, our senior credit facility contains customary financial covenants and customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to us or any member of the VL Group (other than an Immaterial Subsidiary, as defined in the credit agreement), and the occurrence of a change of control.

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

Bond Premium

If a U.S. Holder purchases notes for an amount greater than the sum of all amounts (other than qualified stated interest) payable with respect to the notes after the date of acquisition, such U.S. Holder is treated as having purchased such notes with amortizable bond premium. Such U.S. Holder generally may elect to amortize the premium from the purchase date to the maturity date of the notes under a constant yield method. Amortizable premium generally may be deducted against interest income on such notes and generally may not be deducted against other income. Such U.S. Holder’s basis in a note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by such U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without IRS consent. For a U.S. Holder that did not elect to amortize bond premium, the amount of such premium will be included in such U.S. Holder’s tax basis upon the sale of a note. In the case of Canadian dollar Notes, premium is computed in Canadian dollars. At the time amortized bond premium offsets interest income, foreign currency gain or loss (taxable as ordinary income or loss) will be realized on such amortized bond premium based on the difference between the spot rate of exchange on the date or dates such premium is recovered through interest payments on the Canadian dollar Note and the spot rate of exchange on the date on which the U.S. Holder acquired the note. For a U.S. Holder that did not elect to amortize bond premium, the amount of such premium will be included in such U.S. Holder’s tax basis upon the sale of the note.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We use certain financial instruments, such as cross-currency interest rate swaps and foreign exchange forward contracts, to manage interest rate and foreign exchange risk exposures. These instruments are used solely to manage the financial risks associated with our obligations and are not used for trading or speculation purposes. For more information regarding our financial instruments and financial risk management, refer to Note 26 to our audited consolidated financial statements for the year ended December 31, 2019 included under “Item 18. Financial Statements” of this annual report.

Foreign Currency Risk

Most of our consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures, are received or denominated in Canadian dollars. A significant portion of the interest, principal and premium, if any, payable on our debt is payable in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on our U.S.-dollar-denominated debt obligations outstanding as of December 31, 2019 and to hedge our exposure on certain purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

Interest Rate Risk

Videotron’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by Videotron bear interest at fixed rates. Videotron has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2019, after taking into account the hedging instruments, long-term debt was comprised of 93.3% fixed rate debt (75.8% in 2018) and 6.7% floating rate debt (24.2% in 2018).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2019 was $2.6 million.

Credit Risk

Credit risk is the risk of financial loss to Videotron if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises principally from amounts receivable from customers, including contract assets.

The carrying amounts of financial assets represent the maximum credit exposure.

In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2019, no customer balance represented a significant portion of Videotron’s consolidated trade receivables. Videotron is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2019, the provision for expected credit losses represented 3.0% of the gross amount of accounts receivable and contract assets (3.0% as of December 31, 2018), while 4.3% of trade receivable were 90 days past their billing date (4.8% as of December 31, 2018).

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

Principal Repayments

As at December 31, 2019, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

Year ending December 31,	(in millions of dollars)
2020	—
2021	—
2022	1,039.2
2023	89.3
2024	779.4
2025 and thereafter	2,354.4
Total	$4,262.3

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

Videotron’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that Videotron’s internal control over financial reporting was effective as of December 31, 2019.

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

ITEM 16 — [RESERVED]

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee has been structured to comply with the requirements of Canadian National Instrument 52-110 - Audit Committee (“NI 52-110”). Our Board of Directors has determined that more than one “audit committee financial expert” (as defined in Item 16A of Form 20-F) are serving on our Audit Committee and that all members of the Audit Committee are “independent” directors, as defined under SEC rules.

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

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2019, 2018 and 2017. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2019 are included in this annual report on Form 20-F.

The Audit Committee establishes the independent auditors’ compensation. The Audit Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2019, 2018 and 2017, none of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditors, Ernst & Young LLP, for the fiscal years ended December 31, 2019, 2018 and 2017.

	2019	2018	2017
Audit Fees(1)	$871,068	$800,250	$778,552
Audit related Fees - filings(2)	—	—	205,000
Audit related Fees - others(3)	48,625	48,635	58,575
Tax Fees(4)	9,282	31,670	16,989
All Other Fees(5)	—	—	—
Total	$928,975	$880,555	$1,059,116

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

ITEM 16F — CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G — CORPORATE GOVERNANCE

Not applicable.

ITEM 17 — FINANCIAL STATEMENTS

Not applicable.

ITEM 18 — FINANCIAL STATEMENTS

Our consolidated balance sheets as at December 31, 2019 and 2018 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2019, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

ITEM 19 — EXHIBITS

The following documents are filed as exhibits to this Form 20-F:

1.1

Certificate and Articles of Amalgamation of Videotron as of January 4, 2018. (incorporated by reference to Exhibit 1.1 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

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

1.5

Certificate of Amendment for Le SuperClub Vidéotron Ltée (translation) (incorporated by reference to Exhibit 1.7 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000, Commission file No. 033-51000).

1.6

Articles of Incorporation of Vidéotron Infrastructures Inc., as amended as of February 17, 2011 (incorporated by reference to Exhibit 1.7 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

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

1.11

Declaration of registration of Videotron G.P. (incorporated by reference to Exhibit 1.12 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

1.12

Declaration of registration of Videotron L.P. (incorporated by reference to Exhibit 1.13 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

1.13

Certificate and Articles of Constitution of 9230-7677 Québec inc. (translation) (incorporated by reference to Exhibit 1.14 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

1.14

By-laws of 9230-7677 Québec inc. (translation) (incorporated by reference to Exhibit 1.15 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

1.15

Certificate and Articles of Constitution of 9227-2590 Québec inc. (translation) (incorporated by reference to Exhibit 1.18 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000, Commission file No. 033-51000).

1.16

By-laws of 9227-2590 Québec inc. (translation) (incorporated by reference to Exhibit 1.19 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000, Commission file No. 033-51000).

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

1.28	Certificate and Articles of Incorporation of Fizz Mobile & Internet Inc. as of November 27, 2018 (translation).

1.29	By-laws of Fizz Mobile & Internet Inc. (translation).

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

2.7

Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012.

2.8

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

2.10

Indenture, dated as of June 17, 2013, by and among Videotron Ltd., the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.40 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.11

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

2.13

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.6 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000)

2.14

Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013.

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

2.19

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

2.21

Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014.

2.22

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

2.25

Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.12 above).

2.26

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.13 above).

2.27

Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.14 above).

2.28

Form of 5 1/8% Senior Notes due April 15, 2027 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.26 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

2.29

Form of Notation of Guarantee by the subsidiary guarantors of the 5 1/8% Senior Notes due April 15, 2027 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.26 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

2.30

Indenture, dated as of April 13, 2017, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.26 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

2.31

Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 13, 2017.

2.32	Form of 4½% Senior Notes due January 15, 2030 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.34 below).

2.33	Form of Notation of Guarantee of the subsidiary guarantors of the 4½% Senior Notes due January 15, 2030 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.34 below).

2.34	Indenture, dated as of October 8,2019, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee.

2.35

Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of October 8, 2019 (incorporated by reference to Exhibit 2.14 above).

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

4.7

Third Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of November 26, 2018, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 9176-6857 Québec Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors. (incorporated by reference to Exhibit 4.7 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed on March 26, 2019, Commission file No. 033-51000).

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

11.1

Code of Ethics (incorporated by reference to Exhibit 11.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed on March 26, 2019, Commission file No. 033-51000).

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

101	Interactive Data Files.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIDEOTRON LTD.

By:	/s/ Philippe Cloutier
Name: Philippe Cloutier
Title: Senior Vice President and Chief Financial Officer

Dated: March 24, 2020

Consolidated financial statements of

VIDEOTRON LTD.

Years ended December 31, 2019, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the shareholder and the Board of Directors of Videotron Ltd.

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Videotron Ltd. (the “Corporation”) as of December 31, 2019, 2018 and 2017, the related consolidated statements of income, comprehensive income and cash flows, for each of the years in the three-year period ended December 31, 2019, the consolidated statements of equity as of December 31, 2019 and 2018 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as of December 31, 2019, 2018 and 2017, the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Adoption of IFRS 16

As discussed in Note 1 to the consolidated financial statements, January 1, 2019, the Corporation adopted, on a fully retrospective basis, IFRS 16, Leases. The impacts of the retroactive adoption on the comparatives consolidated financial figures are disclosed in the Note 1.

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

We have served as the Corporation’s auditor since 2008,

Montréal, Canada
March 11, 2020

1 CPA auditor, CA, public accountancy permit no. A120803

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2019, 2018 and 2017

(in millions of Canadian dollars)

	Note	2019	2018	2017
			(restated, note 1(b))	(restated, note 1(b))
Revenues
Internet		$1,114.3	$1,079.3	$1,030.9
Cable television		974.4	996.7	1,009.6
Mobile telephony		600.7	534.4	469.8
Cable telephony		341.1	368.6	397.8
Equipment sales		269.8	233.5	219.0
Other		175.8	164.0	154.5
		3,476.1	3,376.5	3,281.6

Employee costs	2	398.6	385.2	386.4
Purchase of goods and services	2	1,274.7	1,276.9	1,303.4
Depreciation and amortization		685.6	691.3	677.3
Financial expenses	3	200.0	189.2	156.0
Loss on valuation and translation of financial instruments		0.6	0.7	3.1
Restructuring of operations, litigation and other items	4	20.2	17.2	5.8
Gain on sale of spectrum licences	5	—	—	(330.9)
Loss on debt refinancing	6	—	—	5.2
Income before income taxes		896.4	816.0	1,075.3
Income taxes (recovery):
Current	7	94.9	145.4	(3.2)
Deferred	7	84.2	20.8	142.4
		179.1	166.2	139.2

Income from continuing operations		717.3	649.8	936.1
Income from discontinued operations	29	115.9	3.9	3.7
Net income		$833.2	$653.7	$939.8

Income from continuing operations attributable to
Shareholder		$717.2	$649.8	$936.0
Non-controlling interests		0.1	—	0.1

Net income attributable to
Shareholder		$833.1	$653.7	$939.7
Non-controlling interests		0.1	—	0.1

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2019, 2018 and 2017

(in millions of Canadian dollars)

	Note	2019	2018	2017
			(restated, note 1(b))	(restated, note 1(b))

Income from continuing operations		$717.3	$649.8	$936.1

Other comprehensive income (loss) from continuing operations:
Items that may be reclassified to income:
Cash flows hedges:
Gain (loss) on valuation of derivative financial instruments		50.6	(6.7)	35.2
Deferred income taxes		(2.7)	(4.2)	12.0
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss	28	(47.3)	(12.7)	(7.0)
Deferred income taxes		12.7	3.4	1.9
		13.3	(20.2)	42.1
Comprehensive income from continuing operations		730.6	629.6	978.2

Income from discontinued operations	29	115.9	3.9	3.7
Comprehensive income		$846.5	$633.5	$981.9

Comprehensive income from continuing operations attributable to
Shareholder		$730.5	$629.6	$978.1
Non-controlling interests		0.1	—	0.1

Comprehensive income attributable to
Shareholder		$846.4	$633.5	$981.8
Non-controlling interests		0.1	—	0.1

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2019 and 2018

(in millions of Canadian dollars)

	Equity attributable to the shareholder			Equity
	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive loss	attributable to non- controlling interests	Total equity
	(note 20)		(note 22)

Balance as of December 31, 2017, as previously reported	$132.4	$1,844.9	$(41.8)	$0.6	$1,936.1
Changes in accounting policies (note 1(b))	—	(15.6)	—	—	(15.6)
Balance as of December 31, 2017, as restated	132.4	1,829.3	(41.8)	0.6	1,920.5
Net income	—	653.7	—	—	653.7
Other comprehensive loss	—	—	(20.2)	—	(20.2)
Corporate reorganization	3,776.2	(3,776.2)	—	—	—
Reduction of paid-up capital	(2,588.1)	—	—	—	(2,588.1)
Dividends	—	(113.0)	—	(0.2)	(113.2)
Balance as of December 31, 2018	1,320.5	(1,406.2)	(62.0)	0.4	(147.3)
Net income	—	833.1	—	0.1	833.2
Other comprehensive income	—	—	13.3	—	13.3
Issuance of common shares	153.3	—	—	—	153.3
Reduction of paid-up capital	(465.0)	—	—	—	(465.0)
Dividends	—	(266.0)	—	—	(266.0)
Balance as at December 31, 2019	$1,008.8	$(839.1)	$(48.7)	$0.5	$121.5

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2019, 2018 and 2017

(in millions of Canadian dollars)

	Note	2019	2018	2017
			(restated, note 1(b))	(restated, note 1(b))
Cash flows related to operating activities
Income from continuing operations		$717.3	$649.8	$936.1
Adjustments for:
Depreciation of property, plant and equipment	11	558.1	570.1	562.5
Amortization of intangible assets	12	95.0	88.7	84.5
Amortization of right-of-use assets	13	32.5	32.5	30.3
Loss on valuation and translation of financial instruments		0.6	0.7	3.1
Impairment of assets	4	15.3	12.9	—
Gain on sale of spectrum licences	5	—	—	(330.9)
Loss on debt refinancing	6	—	—	5.2
Amortization of financing fees and long-term debt discount	3	5.1	4.3	4.3
Deferred income taxes	7	84.2	20.8	142.4
Other		4.7	3.2	7.5
		1,512.8	1,383.0	1,445.0
Net change in non-cash balances related to operating activities		(197.5)	145.1	(155.9)
Cash flows provided by continuing operating activities		1,315.3	1,528.1	1,289.1

Cash flows related to investing activities
Additions to property, plant and equipment	11	(476.8)	(513.2)	(567.6)
Additions to intangible assets	12	(468.1)	(190.2)	(132.3)
Proceeds from disposals of assets	5	4.1	5.6	619.9
Business acquisitions		—	1.3	(5.6)
Business disposals	29	100.7	—	—
Acquisition of preferred shares from an affiliated corporation	10	—	(1,595.0)	—
Loan to the parent corporation	9	—	342.0	(342.0)
Cash flows used in continuing investing activities		(840.1)	(1,949.5)	(427.6)

Cash flows related to financing activities
Net change in bank indebtedness		(1.2)	8.3	(10.1)
Net change under revolving facility	17	(649.1)	736.5	(209.3)
Issuance of long-term debt, net of financing fees	17	790.7	—	794.6
Repayment of long-term debt	17	—	(5.4)	(321.0)
Repayment of lease liabilities	18	(35.9)	(34.9)	(30.2)
Settlement of hedging contracts		—	—	18.3
Issuance of common shares	20	153.3	—	—
Dividends		(266.0)	(113.0)	(295.0)
Reduction in paid-up capital	20	(465.0)	(2,588.1)	—
Issuance of a loan from the parent corporation	10	—	1,595.0	—
Other		—	(0.2)	—
Cash flows used in continuing financing activities		(473.2)	(401.8)	(52.7)

Net change in cash and cash equivalents from continuing operations		$2.0	$(823.2)	$808.8

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2019, 2018 and 2017

(in millions of Canadian dollars)

	Note	2019	2018	2017
			(restated, note 1(b))	(restated, note 1(b))

Net change in cash and cash equivalents from continuing operations		$2.0	$(823.2)	$808.8

Cash flows (used in) provided by discontinued operations	29	(0.7)	8.5	6.0

Cash and cash equivalents at the beginning of the year		1.1	815.8	1.0
Cash and cash equivalents at the end of the year		$2.4	$1.1	$815.8

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash		$0.3	$0.3	$814.1
Cash equivalents		2.1	0.8	1.7
		$2.4	$1.1	$815.8

Changes in non-cash balances related to operating activities (excluding the effect of business acquisitions and disposals)
Accounts receivable		$1.6	$(6.0)	$(8.7)
Contract assets		(16.4)	(21.2)	(27.8)
Amounts receivable from and payable to affiliated corporations		16.5	(20.1)	(16.2)
Inventories		(11.9)	2.6	(3.5)
Accounts payable, accrued charges and provisions		16.2	41.6	(25.6)
Income taxes		(135.7)	151.1	(58.9)
Deferred revenues		(9.8)	(1.3)	(2.9)
Defined benefit plans		(23.6)	0.8	(2.6)
Other		(34.4)	(2.4)	(9.7)
		$(197.5)	$145.1	$(155.9)

Interest and taxes reflected as operating activities
Cash interest payments		$193.0	$188.5	$161.2
Cash income tax payments (net of refunds)		227.7	1.6	56.6

Non-cash investing transactions are presented in notes 11,12 and 13

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2019, 2018 and 2017
(in millions of Canadian dollars)

	Note	2019	2018	2017
			(restated, note 1(b))	(restated, note 1(b))
Assets

Current assets
Cash and cash equivalents		$2.4	$1.1	$815.8
Accounts receivable		341.3	342.9	337.8
Contract assets	15	168.4	144.4	132.8
Amounts receivable from affiliated corporations	27	13.7	9.7	7.0
Income taxes	7	13.7	—	27.2
Inventories	8	98.5	86.6	89.6
Other current assets		138.4	103.3	99.9
Assets held for sale	29	—	95.0	—
		776.4	783.0	1,510.1
Non-current assets
Property, plant and equipment	11	3,100.1	3,136.4	3,272.8
Intangible assets	12	1,336.7	1,059.6	908.0
Right-of-use assets	13	85.5	90.6	108.9
Goodwill	14	515.0	515.0	535.9
Derivative financial instruments	26	388.8	465.0	293.2
Investments	10	1,595.0	1,595.0	—
Promissory note to the parent corporation	29	160.0	—	—
Subordinated loan to the parent corporation	9	—	—	342.0
Other assets	15	113.2	112.7	100.9
		7,294.3	6,974.3	5,561.7
Total assets		$8,070.7	$7,757.3	$7,071.8

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2019, 2018 and 2017

(in millions of Canadian dollars)

	Note	2019	2018	2017
			(restated, note 1(b))	(restated, note 1(b))
Liabilities and equity

Current liabilities
Bank indebtedness		$7.1	$8.3	$—
Accounts payable, accrued charges and provisions	16	585.9	612.4	509.3
Amounts payable to affiliated corporations	27	66.5	41.5	54.7
Deferred revenues		304.1	312.0	312.8
Income taxes	7	—	120.2	—
Current portion of lease liabilities	18	29.4	35.9	34.9
Current portion of long-term debt	17	—	—	5.4
Liabilities held for sale	29	—	6.6	—
		993.0	1,136.9	917.1
Non-current liabilities
Long-term debt	17	4,240.2	4,219.6	3,265.0
Subordinated loan from the parent corporation	10	1,595.0	1,595.0	—
Lease liabilities	18	84.8	86.7	108.5
Derivative financial instruments	26	—	—	34.1
Deferred income taxes	7	809.5	735.3	713.7
Other liabilities	19	226.7	131.1	112.9
		6,956.2	6,767.7	4,234.2
Equity
Capital stock	20	1,008.8	1,320.5	132.4
(Deficit) retained earnings		(839.1)	(1,406.2)	1,829.3
Accumulated other comprehensive loss	22	(48.7)	(62.0)	(41.8)
Equity (deficit) attributable to the shareholder		121.0	(147.7)	1,919.9
Non-controlling interests		0.5	0.4	0.6
		121.5	(147.3)	1,920.5
Commitments and contingencies	23, 25
Total liabilities and equity		$8,070.7	$7,757.3	$7,071.8

See accompanying notes to consolidated financial statements.

On March 11, 2020, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2019, 2018 and 2017.

On behalf of the Board of Directors,

(signed)	(signed)

The Right Honourable Brian Mulroney, P.C., C.C., LL.D., Chairman of the Board	Normand Provost, Director

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Quebec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) which itself is a wholly owned subsidiary of Quebecor Inc. (the ultimate parent corporation).  Unless the context otherwise requires, Videotron or the Corporation refer to Videotron Ltd. and its subsidiaries.  The Corporation’s head office and registered office is located at 612 Saint-Jacques Street, Montreal (Quebec), Canada.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

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

Comparative figures for the years ended December 31, 2018 and 2017 have been restated to conform to the presentation adopted for the year ended December 31, 2019.

(b)           Changes in accounting policies

(i)            IFRS 16 — Leases

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related lease liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis.

The adoption of IFRS 16 had significant impacts on the consolidated financial statements since the Corporation is engaged in various long-term leases relating to premises and equipment.

Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with an interest on the related lease liability. Since operating lease charges were recognized as operating expenses as they were incurred under previous standard, the adoption of IFRS 16 has changed the timing of the recognition of these lease charges over the term of each lease. It has also affected the classification of expenses in the consolidated statements of income.

Principal payments of the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities.

The retrospective adoption of IFRS 16 had the following impacts on the comparative consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	2018	2017

Purchase of goods and services	$(38.6)	$(35.4)
Depreciation and amortization	28.9	27.1
Financial expenses	7.2	8.4
Deferred income tax expense	0.7	—
Net income and comprehensive income	1.8	(0.1)

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)           Changes in accounting policies (continued)

(i)            IFRS 16 — Leases (continued)

Consolidated balance sheets

Increase (decrease)	December 31, 2018	December 31, 2017

Other current assets	$(2.2)	$(2.2)
Property, plant and equipment	15.5	15.5
Right-of-use assets	90.6	108.9
Lease liabilities1 2	122.6	143.4
Deferred income tax liability	(4.9)	(5.6)
Deficit	13.8	15.6

1          The current portion of lease liabilities is $35.9 million as of December 31, 2018 and $34.9 million as of December 31, 2017.

2          Includes a lease liability with the parent corporation of $32.2 million as of December 31, 2018 and $35.5 million as of December 31, 2017.

(ii)         IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether or not the relevant tax authorities will accept the Corporation’s tax treatments.

The adoption of IFRIC 23 had no impact on the consolidated financial statements.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

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

The Corporation does not adjust the amount of consideration allocated to the equipment sale for the effects of a financing component since this component is not significant.

The Corporation recognizes each of its main activities revenues as follows:

•             operating revenues from subscriber services, such as cable television, Internet access, cable and mobile telephony, and over-the-top video services are recognized when services are provided;

•             revenues from equipment sales to subscribers are recognized when the equipment is delivered;

•             operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided; and

•             cable connection and mobile activation revenues are deferred and recognized respectively as revenues over the period of time the customer is expected to remain a customer of the Corporation and over the contract term.

When a mobile device and a service are bundled under a single mobile contract, the term of the contract is generally 24 months.

The portion of mobile revenues earned without being invoiced is presented as contract assets in the consolidated balance sheets. Contract assets are realized over the term of the contract.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

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

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the consolidated statement of income to the extent that the resulting carrying value does not exceed the carrying value that would have been the result had no impairment loss been recognized previously.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)              Leases

The Corporation recognizes, for most of its leases, a right-of-use asset and a lease liability at the commencement of a lease. The right-of-use asset and the lease liability are initially measured at the present value of lease payments over the term lease, less incentive payments received, using the Corporation incremental borrowing rate at that date or interest rate implicit in the lease. The term of the lease is comprised of the initial lease term and any additional period for which it is reasonably certain that the Corporation will exercise its extension option.

Right-of-use assets are depreciated over the shorter of the lease term or the useful life of the underlying asset.

Interests on lease liabilities are recorded in the consolidated statements of income as financial expenses and principal payments on the lease liability are presented as part of financing activities in the consolidated statements of cash flows.

(j)              Financial instruments

Classification, recognition and measurement

Most of financial assets and liabilities are classified as subsequently measured at amortized cost, except for derivative financial instruments, investments in preferred shares of an affiliated corporation and loans from/to the parent corporation, which are measured at fair value through other comprehensive income or through profit or loss. Contingent consideration and future conditional adjustments arising from a business acquisition or disposal are measured at fair value at the transaction date with subsequent changes in fair value recorded in the consolidated statements of income.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

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

The Corporation measures and records the effectiveness of its hedging relationships as follows:

•             For cash flow hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of a hypothetical derivative that simulates the hedged items cash flows.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

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

(p)    Property, plant and equipment

Property, plant and equipment are recorded at cost. Cost represents the acquisition costs, net of government grants and investment tax credits, or construction costs, including preparation, installation and testing costs. In the case of projects to construct cable and mobile networks, the cost includes equipment, direct labour and related overhead costs. Projects under development may also be comprised of advance payments made to suppliers for equipment under construction.

Borrowing costs are also included in the cost of property, plant and equipment during the development phase. Expenditures, such as maintenance and repairs, are expensed as incurred.

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful life

Buildings and leasehold improvements	12 to 40 years
Furniture and equipment	3 to 7 years
Telecommunication networks	3 to 20 years
Customer equipment	3 to 5 years

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)    Property, plant and equipment (continued)

Depreciation methods, residual values, and the useful lives of significant property, plant and equipment are reviewed at least once a year. Any change is accounted for prospectively as a change in accounting estimate.

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

The Corporation is engaged in an agreement to operate a shared LTE network in the Province of Quebec and in the Ottawa region.

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

Software is recorded at cost. In particular, internally generated intangible assets such as software and website development are mainly comprised of internal costs in connection with the development of assets to be used internally or to provide services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to that stage are recognized as expenses.

Customer relationships and other intangible assets acquired through a business acquisition are recorded at fair value at the date of acquisition. Trademarks have an indefinite useful life and are not amortized.

Borrowing costs directly attributable to the acquisition, development or production of an intangible asset are also included as part of the cost of that asset during the development phase.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

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

(r)    Contract costs

Incremental and direct costs, such as costs to obtain a contract, mainly sales commissions, or the cost of connecting a subscriber to the Corporation’s telecommunication network are included in contract costs and amortized over the period of time the customer is expected to maintain its service or over the contract term. The amortization of contract costs is included in purchase of goods and services in the consolidated statements of income.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

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

•    prior service costs recognized at the earlier of (a) when the employee benefit plan is amended or (b) when restructuring costs are recognized and;

•    curtailment or settlement gain or loss.

Interest on net defined benefit liability or asset recognized in the consolidated statements of income as financial expenses, is determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation.

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

•    the difference between actual return on plan assets and interest income on plan assets anticipated as part of the interest on net defined benefit liability or asset calculation and;

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

The Corporation also offers discounts on telecommunication services and health, life and dental insurance plans to some of its retired employees. The cost of postretirement benefits is determined using an accounting methodology similar to that for defined benefit pension plans. The benefits related to these plans are funded by the Corporation as they become due.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

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

(ii)   Costs and obligations related to pension and postretirement benefit plans

Estimates of costs and obligations related to pension and postretirement benefit obligations are based on a number of assumptions, such as the discount rate, the rate of increase in compensation, the retirement age of employees, health care costs, and other actuarial factors. Certain of these assumptions may have a significant impact on employee costs and financial expenses recorded in the consolidated statements of income, the re-measurement gain or loss on defined benefit plans recorded in the consolidated statements of comprehensive income, and on the carrying value of other assets or other liabilities in the consolidated balance sheets. Key assumptions and a sensitivity analysis on the discount rate are presented in note 28.

(iii)  Provisions

The recognition of provisions requires management to estimate expenditures required to settle a present obligation or to transfer it to a third party at the date of assessment.  More specifically, an assessment of the probable outcomes of legal proceedings or other contingencies is also required.  Management expectations on the potential effect of the possible outcomes of legal disputes on the consolidated financial statements, is presented in note 25.

(iv)  Contingent considerations and future conditional adjustments

Contingent considerations and future conditional adjustments arising from business acquisition or disposal are measured and accounted for at their fair value.  The fair value is estimated based on a present value model requiring management to assess the probabilities that the conditions on which the contingent considerations and future conditional adjustments are based will be met in the future. The assessment of these contingent potential outcomes requires judgment from management and could have an impact on the initial amount of contingent considerations or future conditional adjustments recognized and on any subsequent changes in fair value recorded in the consolidated statements of income.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

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

(ii)   Indefinite useful life of spectrum licences

Management has concluded that spectrum licences have an indefinite useful life. This conclusion was based on an analysis of factors, such as the Corporation’s financial ability to renew the spectrum licences, the competitive, legal and regulatory landscape, and future expectations regarding the use of the spectrum licences. The determination that spectrum licences have an indefinite useful life therefore involves judgment, which could have an impact on the amortization charge recorded in the consolidated statements of income if management were to change its conclusion in the future.

(iii)  Interpretation of laws and regulations

Interpretation of laws and regulation, including those of the Canadian Radio-television and Telecommunications Commission (“CRTC”) and tax regulations, requires judgment from management and could have an impact on revenue recognition, provisions and income taxes in the consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

2.                EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2019	2018	2017
		(restated, note 1(b))	(restated, note 1(b))

Employee costs	$605.2	$582.2	$572.2
Less employee costs capitalized to property, plant and equipment and to intangible assets	(206.6)	(197.0)	(185.8)
	398.6	385.2	386.4
Purchase of goods and services:
Royalties and rights	397.8	427.2	421.7
Cost of products sold	368.6	335.7	317.8
Service contracts	102.4	99.3	118.0
Marketing and distribution expenses	68.6	62.6	62.2
Other	337.3	352.1	383.7
	1,274.7	1,276.9	1,303.4
	$1,673.3	$1,662.1	$1,689.8

3.                FINANCIAL EXPENSES

	2019	2018	2017
		(restated, note 1(b))	(restated, note 1(b))

Third parties:
Interest on long-term debt	$195.8	$179.1	$160.1
Amortization of financing fees and long-term debt discount	5.1	4.3	4.3
Interest on net defined benefit liability	4.3	4.1	3.4
(Gain) loss on foreign currency translation on short-term monetary items	(2.0)	2.6	(1.7)
Interest on lease liabilities	4.6	5.1	6.0
Other	(0.1)	(5.4)	(2.7)
	207.7	189.8	169.4
Affiliated corporations:
Interest expense	207.3	185.0	193.7
Dividend income	(209.5)	(186.9)	(195.5)
Interest on lease liabilities	2.0	2.1	2.3
Interest income	(7.5)	(0.8)	(13.9)
	(7.7)	(0.6)	(13.4)
	$200.0	$189.2	$156.0

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

4.                RESTRUCTURING OF OPERATIONS, LITIGATION AND OTHER ITEMS

In 2019, a net charge of $4.9 million was recorded relating mainly to various cost reduction initiatives across the Corporation (net charges of $4.3 million in 2018 and $5.8 million in 2017 which were related to cost reduction initiatives, developments in certain litigations, the migration of subscribers from analog to digital services and disposal of assets).

In 2019, an impairment charge on assets of $15.3 million was also recorded as a result of restructuring initiatives ($12.9 million in 2018).

5.                GAIN ON SALE OF SPECTRUM LICENCES

On June 20, 2017, the Corporation sold its Advanced Wireless Service (“AWS”) spectrum licence in the greater Toronto region to Rogers Communications Canada Inc. for a cash consideration of $184.2 million, pursuant to the transfer option held by the Corporation since 2013. The sale resulted in a gain on disposal of $87.8 million.

On July 24, 2017, the Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Quebec to Shaw Communications Inc. for a cash consideration of $430.0 million. The sale resulted in a gain on disposal of $243.1 million.

6.                LOSS ON DEBT REFINANCING

On May 1, 2017, the Corporation redeemed all its issued and outstanding 6.875% Senior Notes due July 15, 2021 in aggregate principal amount of $125.0 million for a cash consideration of $129.3 million. This transaction resulted in a loss of $5.2 million in 2017.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

7.                INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.6% in 2019 (26.7% in 2018 and 26.8% in 2017) and income taxes in the consolidated statements of income:

	2019	2018	2017
		(restated, note 1(b))	(restated, note 1(b))

Income taxes at domestic statutory tax rate	$238.5	$217.9	$288.1
(Reduction) increase resulting from:
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	(3.7)	(2.8)	(50.3)
Change in benefit arising from the recognition of current and prior year tax losses	—	—	(2.7)
Effect of tax consolidation transactions with the parent corporation and affiliated corporations	(55.7)	(49.9)	(96.7)
Other	—	1.0	0.8
Income taxes	$179.1	$166.2	$139.2

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated balance sheets		Consolidated income statements
	2019	2018	2019	2018	2017
		(restated, note 1(b))		(restated, note 1(b))	(restated, note 1(b))

Accounts payable, accrued charges, provisions and deferred revenue	$9.3	$11.3	$2.0	$(0.8)	$1.2
Defined benefit plans	31.5	24.0	5.2	(1.1)	(0.2)
Contract assets	(58.3)	(54.3)	4.0	5.6	7.4
Property, plant and equipment	(475.4)	(466.2)	9.2	(17.7)	84.9
Goodwill, intangible assets and other assets	(305.7)	(238.2)	67.5	33.8	54.9
Long-term debt and derivative financial instruments	(19.5)	(15.7)	1.1	2.7	(4.7)
Other	8.6	3.8	(4.8)	(1.7)	(1.1)
	$(809.5)	$(735.3)	$84.2	$20.8	$142.4

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

7.                INCOME TAXES (continued)

Changes in the net deferred income tax liability are as follows:

	Note	2019	2018
			(restated, note 1(b))

Balance at beginning of year		$(735.3)	$(713.7)
Recognized in income as continuing operations		(84.2)	(19.4)
Recognized in other comprehensive income	28	10.0	(0.8)
Discontinued operations		—	(1.4)
Balance at end of year		$(809.5)	$(735.3)

There are no income tax consequences attached to the payment of dividends or distributions by the Corporation to its shareholder.

8.                INVENTORIES

	2019	2018

Customer equipment	$76.5	$72.9
Network materials	22.0	13.7
	$98.5	$86.6

Cost of inventories included in purchase of goods and services amounted to $299.3 million in 2019 ($283.7 million in 2018 and $278.0 million in 2017). Write-downs of inventories totalling $3.1 million were recognized in purchase of goods and services in 2019 ($2.1 million in 2018 and $4.8 million in 2017).

9.                SUBORDINATED LOAN TO THE PARENT CORPORATION

On April 12, 2017, the Corporation entered into a subordinated loan agreement of $342.0 million with the parent corporation, bearing interest at 5.5%, payable every six months on April 12 and October 12, and maturing on April 12, 2019.

On January 16, 2018, Quebecor Media Inc. reimbursed its subordinated loan of $342.0 million to the Corporation.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

10.         INVESTMENTS AND SUBORDINATED LOAN FROM THE PARENT CORPORATION

On May 3, 2017, the Corporation contracted a subordinated loan of $3,600.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20 and maturing on May 3, 2047. On the same day, the Corporation invested the total proceeds of $3,600.0 million into 3,600,000 preferred shares, Series C, of 9346-9963 Quebec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.6%, payable semi-annually.

On November 6, 2017, 9346-9963 Quebec Inc., a subsidiary of Quebecor Media Inc., redeemed 3,600,000 preferred shares, Series C for a total cash consideration of $3,600.0 million, and settled cumulative unpaid dividends of $145.3 million. On the same day, the Corporation used the total proceeds of $3,600.0 million to repay its subordinated loans contracted from Quebecor Media Inc.

On February 27, 2018, the Corporation contracted a subordinated loan of $2,390.0 million from Quebecor Media Inc., bearing interest at a rate of 9.5%, payable every six months on June 20 and December 20, and maturing on February 27, 2048. On the same day, the Corporation invested the total proceeds of $2,390.0 million into 2,390,000 preferred shares, Series C, of 9346-9963 Quebec Inc. These shares carry the right to receive an annual dividend of 9.6%, payable semi-annually.

On November 30, 2018, 9346-9963 Quebec Inc., a subsidiary of Quebecor Media Inc., redeemed 795,000 preferred shares, Series C for a total cash consideration of $795.0 million, and settled cumulative unpaid dividends of $34.1 million. On the same day, the Corporation used the total proceeds of $795.0 million to repay its subordinated loans contracted from Quebecor Media Inc.

On October 11, 2019, the Corporation contracted a subordinated loan of $2,950.0 million from Quebecor Media Inc., bearing interest at a rate of 10.0%, payable every six months on June 20 and December 20, and maturing on October 11, 2049. On the same day, the Corporation invested the total proceeds of $2,950.0 million into 2,950,000 preferred shares, Series D, of
9346-9963 Quebec Inc. These shares carry the right to receive an annual dividend of 10.1%, payable semi-annually.

On December 19, 2019, 9346-9963 Quebec Inc., a subsidiary of Quebecor Media Inc., redeemed 2,950,000 preferred shares, Series D for a total cash consideration of $2,950.0 million, and settled cumulative unpaid dividends of $56.3 million. On the same day, the Corporation used the total proceeds of $2,950.0 million to repay its subordinated loans contracted from Quebecor Media Inc.

These transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

11.         PROPERTY, PLANT AND EQUIPMENT

Changes in the net carrying amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Furniture and equipment	Telecommunication networks	Customer equipment	Projects under development	Total

Cost

Balance as of December 31, 2017	$285.8	$631.7	$5,976.3	$828.3	$37.6	$7,759.7
Additions	11.4	36.1	293.8	94.1	77.8	513.2
Net change in additions financed with accounts payable	—	(0.1)	(11.8)	3.1	13.0	4.2
Reclassification	—	1.2	41.5	—	(46.7)	(4.0)
Reclassification to assets held for sale	(84.0)	—	—	—	—	(84.0)
Retirement, disposals and other¹	1.6	(9.0)	(231.5)	(28.4)	—	(267.3)
Balance as of December 31, 2018	214.8	659.9	6,068.3	897.1	81.7	7,921.8
Additions	14.8	41.8	252.5	54.2	113.5	476.8
Net change in additions financed with accounts payable	—	0.1	(5.3)	(6.0)	(6.2)	(17.4)
Reclassification	2.8	12.8	88.8	72.5	(103.2)	73.7
Retirement, disposals and other¹	—	(7.1)	(14.9)	(44.2)	—	(66.2)
Balance as of December 31, 2019	$232.4	$707.5	$6,389.4	$973.6	$85.8	$8,388.7

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

11.         PROPERTY, PLANT AND EQUIPMENT (continued)

	Land, buildings and leasehold improvements	Furniture and equipment	Telecommunication networks	Customer equipment	Projects under development	Total

Accumulated depreciation and impairment losses

Balance as of December 31, 2017	$77.5	$431.7	$3,373.4	$604.3	$—	$4,486.9
Depreciation	6.6	54.0	398.3	111.2	—	570.1
Reclassification to assets held for sale	(11.5)	—	—	—	—	(11.5)
Retirement, disposals and other¹	4.0	(6.9)	(231.3)	(25.9)	—	(260.1)
Balance as of December 31, 2018	76.6	478.8	3,540.4	689.6	—	4,785.4
Depreciation	7.8	50.7	402.2	97.4	—	558.1
Retirement, disposals and other¹	2.5	(4.5)	(10.6)	(42.3)	—	(54.9)
Balance as of December 31, 2019	$86.9	$525.0	$3,932.0	$744.7	$—	$5,288.6

Net carrying amount
As of December 31, 2018	$138.2	$181.1	$2,527.9	$207.5	$81.7	$3,136.4
As of December 31, 2019	$145.5	$182.5	$2,457.4	$228.9	$85.8	$3,100.1

1                   Includes also the net change in assets related to discontinued operations.

In 2017, the calculation of the depreciation of component of the Corporation’s telecommunication networks was changed in order to depreciate it over its useful life of 5 years, compared with 15 years previously. As a result, depreciation was increased by $21.0 million in 2017.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

12.         INTANGIBLE ASSETS

Changes in the net carrying amount of intangible assets are as follows:

	Spectrum licences	Software, licenses and other intangible assets	Projects under development	Total

Cost

Balance as of December 31, 2017	$723.5	$874.4	$59.3	$1,657.2
Additions	—	97.7	92.5	190.2
Net change in additions financed with accounts payable	—	(3.8)	67.4	63.6
Reclassification to assets held for sale	—	(5.1)	—	(5.1)
Reclassification	—	53.4	(49.4)	4.0
Retirement, disposals and other	—	(12.6)	(9.0)	(21.6)
Balance as of December 31, 2018	723.5	1,004.0	160.8	1,888.3
Additions[1]	255.8	197.4	14.9	468.1
Net change in additions financed with accounts payable	—	(73.3)	60.7	(12.6)
Reclassification	—	80.8	(154.5)	(73.7)
Retirement, disposals and other	—	(9.7)	—	(9.7)
Balance as of December 31, 2019	$979.3	$1,199.2	$81.9	$2,260.4

1          On April 10, 2019, the Corporation acquired 10 spectrum licences in the 600 MHz band covering Eastern, Southern and Northern Quebec, as well as Outaouais and Eastern Ontario regions for a total price of $255.8 million.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

12.         INTANGIBLE ASSETS (continued)

	Spectrum licences	Software, licenses and other intangible assets	Projects under development	Total

Accumulated amortization and impairment losses

Balance as of December 31, 2017	$247.7	$501.5	$—	$749.2
Amortization	—	88.7	—	88.7
Reclassification to assets held for sale	—	(3.5)	—	(3.5)
Retirement, disposals and other	—	(5.7)	—	(5.7)
Balance as of December 31, 2018	247.7	581.0	—	828.7
Amortization	—	95.0	—	95.0
Balance as of December 31, 2019	$247.7	$676.0	$—	$923.7

Net carrying amount
As of December 31, 2018	$475.8	$423.0	$160.8	$1,059.6
As of December 31, 2019	$731.6	$523.2	$81.9	$1,336.7

The cost of internally generated intangible assets, mainly composed of software, was $573.8 million as of December 31, 2019 ($535.2 million as of December 31, 2018). For the year ended December 31, 2019, the Corporation recorded additions of internally generated intangible assets of $40.1 million ($33.9 million in 2018 and $64.1 million in 2017).

The accumulated amortization of internally generated intangible assets, mainly composed of software, was $358.8 million as of December 31, 2019 ($319.3 million as of December 31, 2018). For the year ended December 31, 2019, the Corporation recorded $39.5 million in amortization on its internally generated intangible assets ($35.3 million in 2018 and $36.5 million in 2017).

The net carrying value of internally generated intangible assets was $215.0 million as of December 31, 2019 ($216.0 million as of December 31, 2018).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

13.         RIGHT-OF-USE ASSETS

Changes in the net carrying amount of right-of-use assets, which mainly relates to leases of premises, are as follows:

	2019	2018
		(restated, note 1(b))

Cost
Balance at beginning of year	$249.0	$239.2
Additions financed with lease obligations	27.5	14.1
Retirement and other	(4.9)	(4.3)
Balance at end of year	271.6	249.0

Accumulated depreciation
Balance at beginning of year	158.4	130.3
Depreciation	32.5	32.5
Retirement and other	(4.8)	(4.4)
Balance at end of year	186.1	158.4
Net carrying amount	$85.5	$90.6

The Corporation does not recognize right-of-use assets and lease liabilities for short-term leases and leases of low value assets.

The net carrying amount includes right-of-use assets with the parent corporation of $19.1 million as of December 31, 2019 ($22.8 million as of December 31, 2018). The depreciation expense on leases with the parent corporation was $3.7 million in 2019 ($3.4 million in 2018).

14.         GOODWILL

For the years ended December 31, 2019 and 2018, changes in the net carrying amount of goodwill are as follows:

	2019	2018

Cost
Balance at beginning of year	$583.5	$604.4
Business acquisitions	—	(1.3)
Reclassification to assets held for sale	—	(19.6)
Balance at end of year	583.5	583.5

Accumulated impairment losses
Balance at beginning and at end of year	68.5	68.5
Net carrying amount	$515.0	$515.0

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

14.         GOODWILL (continued)

Recoverable amount

The recoverable amount of the Telecommunications CGU was determined based on the higher of a value in use or fair value less costs of disposal with respect to the impairment tests performed. The Corporation uses the discounted cash flow method to estimate the recoverable amount, consisting of future cash flows derived primarily from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts considered the CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. In particular, specific assumptions are used for each type of revenue generated by the CGU or for each nature of expenses, as well as for future capital expenditures. Such assumptions will consider, among many other factors, subscribers, competitive landscape, evolution of products and services offerings, wireless penetration growth, technology evolution, bargaining agreements, Canadian GDP rates and operating cost structures.

A perpetual growth rate is used for cash flows beyond the three-year strategic plan period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to the CGU, which reflects the current market assessment of (i) the time value of money, and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate was determined with regard to the specific markets in which the CGU participates. The following key assumptions were used to determine recoverable amounts in the most recent impairment tests performed.

	2019		2018
CGU group	Pre-tax discount rate (WACC)	Perpetual growth rate	Pre-tax discount rate (WACC)	Perpetual growth rate

Telecommunications[1,2]	9.0%	2.5%	9.0%	2.5%

1          In 2019 and 2018, the recoverable amounts of the CGU was based on value in use, using the discounted cash flow method.

2          The same recoverable amount used in the 2018 annual impairment test was used in 2019. Accordingly, pre-tax discount rate and perpetual growth rate are the same in 2019 and 2018.

No reasonable changes in the discount rate or in the perpetual growth rate used in the most recent test performed would have caused the recoverable amount of the Telecommunication CGU to eq ual its carrying value.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

15.         OTHER ASSETS

	2019	2018

Contract assets[1]	$221.5	$204.9
Contract costs[2]	112.2	103.0
Other	2.4	2.6
	336.1	310.5
Less current portion of contract assets	(168.4)	(144.4)
Less current portion of contract costs (included in “Other current assets”)	(54.5)	(53.4)
	$113.2	$112.7

1                   Impairment loss on contract assets resulting from mobile contracts being cancelled prior to their initial term amounted to $19.7 million in 2019 ($25.8 million in 2018 and $16.1 million in 2017), net of the early termination penalty charged to the customer. In current and comparative periods, there were no significant cumulative catch-up adjustments to revenue that affected the corresponding contract asset, including adjustments arising from a change in an estimate of the transaction price or a contract modification. There were also no significant changes in the time frame for a performance obligation to be satisfied.

2                   Amortization amounted to $63.6 million in 2019 ($63.2 million in 2018 and $59.4 million in 2017).

16.         ACCOUNTS PAYABLE, ACCRUED CHARGES AND PROVISIONS

	2019	2018

Trade and accruals	$420.8	$457.8
Salaries and employee benefits	98.3	90.3
Interest payable	52.7	44.1
Provisions	10.6	19.4
Stock-based compensation	3.5	0.8
	$585.9	$612.4

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

17.   LONG-TERM DEBT

	Effective interest rate as of December 31, 2019	2019	2018

Bank credit facility (i)	3.28%	$89.3	$742.0
Senior Notes (ii)		4,173.0	3,502.4
Total long-term debt		4,262.3	4,244.4

Change in fair value related to hedged interest rate risk		9.1	2.4
Financing fees, net of amortization		(31.2)	(27.2)
		(22.1)	(24.8)
		$4,240.2	$4,219.6

(i)                      The bank credit facility provides for a $1,500.0 million secured revolving credit facility that matures in July 2023 and bears interest at Bankers’ acceptance rate, U.S. London Interbank Offered Rate (“LIBOR”), Canadian prime rate or U.S. prime rate, plus a premium determined by the Corporation’s leverage ratio. The bank credit facility is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and most of its wholly owned subsidiaries. As of December 31, 2019, the bank credit facility was secured by assets with a carrying value of $8,062.9 million ($7,748.9 million in 2018). The bank credit facility contains covenants such as maintaining certain financial ratios, as well as limitations on the Corporation’s ability to incur additional indebtedness, pay dividends, or make other distributions. As of December 31, 2019, $89.3 million was drawn on the secured revolving credit facility ($742.0 million was drawn as of December 31, 2018).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

17.   LONG-TERM DEBT (continued)

(ii)                    The Senior Notes are unsecured and contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends, or make other distributions. Some Notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter, while the remaining Notes are redeemable at a price based on a make-whole formula at any time prior to maturity. The Senior Notes are guaranteed by specific subsidiaries of the Corporation. The following table summarizes the terms of the outstanding Senior Notes as of December 31, 2019:

Principal amount			Annual nominal interest rate	Maturity date	Interest payable every 6 months on

US$	800.0		5.000%	July 15, 2022	January and July 15
US$	600.0		5.375%	June 15, 2024	June and December 15
	$400.0		5.625%	June 15, 2025	April and October 15
	$375.0		5.750%	January 15, 2026	March and September 15
US$	600.0	[1]	5.125%	April 15, 2027	April and October 15
	$800.0	[2]	4.500%	January 15, 2030	April and October 15

1   The Notes were issued in April 2017 for net proceeds of $794.5 million, net of financing fees of $9.9 million.

2   The Notes were issued in October 2019 for net proceeds of $790.7 million, net of financing fees of $9.3 million.

On December 31, 2019, the Corporation was in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2020	$—
2021	—
2022	1,039.2
2023	89.3
2024	779.4
2025 and thereafter	2,354.4

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

17.   LONG-TERM DEBT (continued)

Changes in long-term debt are as follows:

	2019	2018

Balance at beginning of year	$4,219.6	$3,270.4
Net change under revolving facility, net of financing fees	(649.1)	736.5
Issuance of long-term debt, net of financing fees	790.7	—
Repayment of long-term debt	—	(5.4)
Foreign currency translation	(132.8)	217.2
Amortization of financing fees and long-term debt discount	5.1	4.3
Change in fair value related to hedged interest rate risk	6.7	(3.4)
Balance at end of year	$4,240.2	$4,219.6

18.   LEASE LIABILITIES

Changes in lease liabilities are as follows:

	2019	2018
		(restated, note 1(b))

Balance at beginning of year	$122.6	$143.4
Lease obligations financing right-of-use assets	27.5	14.1
Repayments	(35.9)	(34.9)
Balance at end of year	$114.2	$122.6

Lease liabilities with the parent corporation amounted to $28.9 million as of December 31, 2019 ($32.2 million in 2018).

Interest rates on lease liabilities ranged from 0.6% to 8.5% as of December 31, 2019 and 2018.

Repayments of lease liabilities over the coming years are as follows:

2020	$29.4
2021	22.1
2022	16.8
2023	14.9
2024	10.2
2025 and thereafter	20.8

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

19.   OTHER LIABILITIES

	Note	2019	2018

Defined benefit plans	28	$125.5	$96.5
Future conditional adjustments	29	53.1	—
Other		48.1	34.6
		$226.7	$131.1

20.   CAPITAL STOCK

(a)           Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1.0%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)    Issued and outstanding capital stock

	Common shares
	Number	Amount

Balance as of December 31, 2017	172,516,829	$132.4
Corporate reorganization
Cancellation of common shares due to merger	(172,516,829)	(132.4)
Issuance of common shares	10,544,962	3,908.6
Reduction in paid-up capital	—	(2,588.1)
Balance as of December 31, 2018	10,544,962	$1,320.5
Issuance of common shares	166,203	153.3
Reduction in paid-up capital	—	(465.0)
Balance as of December 31, 2019	10,711,165	1,008.8

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

20.   CAPITAL STOCK (continued)

Corporate reorganization

On January 3, 2018, Quebecor Media Inc. transferred and subsequently cancelled all of its 172,516,829 common shares in the Corporation in the amount of $132.4 million to a newly fully owned subsidiary, 9370-5762 Quebec Inc. in exchange for i) a convertible promissory note for a value of $3,908.6 million that is convertible into 3,908,570 common shares of 9370-5762 Quebec Inc. and ii) 6,636,391 common shares of 9370-5762 Quebec Inc. The following day, the Corporation was merged with 9370-5762 Quebec Inc. The new merged Corporation continues to operate under the name of Videotron Ltd.  Since this transaction resulted in no substantive changes in the parent corporation reporting group, the transaction was accounted for using the continuity of interest method. Under this method, all figures of the Corporation reflect the carrying values of the two merged entities.

On January 8, 2018, the convertible promissory note was converted into 3,908,570 common shares of the Corporation. This corporate reorganization resulted in an increase of $3,776.2 million of capital stock and a decrease of retained earnings by the same amount.

Issuance of common shares

On January 25, 2019, the Corporation issued 162,640 common shares to its parent corporation for a cash consideration of $150.0 million.

On July 26, 2019, the Corporation issued 3,563 common shares to its parent corporation for a cash consideration of $3.3 million.

Reduction of paid-up capital

During the year ended December 31, 2018, the Corporation reduced its paid-up capital for total cash considerations of $2,588.1 million.

During the year ended December 31, 2019, the Corporation reduced its paid-up capital for total cash considerations of $465.0 million.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

21.         STOCK-BASED COMPENSATION PLANS

(a)           Ultimate parent corporation plans

(i)            Stock option plan

Under a stock option plan established by the ultimate parent corporation, 26,000,000 Quebecor Inc. Class B Subordinate Shares (“Quebecor Class B Shares”) have been set aside for directors, officers, senior employees, and other key employees of the ultimate parent corporation and those of the Corporation. The exercise price of each option is equal to the weighted average trading price of the Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the granting of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. As per the provisions of the plan, options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. The Board of Directors of the ultimate parent corporation may, at its discretion, affix different vesting periods at the time of each grant. Holders of options under the stock option plan have the choice, when they exercise their options, of acquiring the Quebecor Class B Shares at the corresponding option exercise price, or receiving a cash payment equivalent to the difference between the market value of the underlying shares and the exercise price of the option. Holders of options have committed to obtain the consent of the ultimate parent corporation before exercising their right to subscribe the shares for which they exercise their options.

The following table gives details on changes to outstanding options for the years ended December 31, 2019 and 2018:

	2019		2018
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning and end of year	428,900	$18.89	100,000	$12.75
Granted	545,000	31.59	428,900	18.89
Transferred[1]	580,000	18.87	—	—
Exercised	(500,000)	11.11	(100,000)	12.75
Cancelled/Forfeited	(20,000)	26.52	—	—
Balance at end of year	1,033,900	$29.19	428,900	$18.89

Vested options at end of year	—	$—	500,000	$11.11

1   These options were transferred from the ultimate parent corporation. The fair value of the liability at the transfer date is assumed by the ultimate parent corporation, while subsequent changes in the fair value is assumed by the Corporation.

During the year ended December 31, 2019, 500,000 stock options of the ultimate parent corporation were exercised for a cash consideration of $5.4 million (100,000 stock options for $1.2 million in 2018).

As of December 31, 2019, exercise prices of all outstanding options are from $26.52 to $31.59 and the average of years to maturity is 9.1.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

21.         STOCK-BASED COMPENSATION PLANS

(a)           Ultimate parent corporation plan (continued)

(ii)         Deferred share unit and performance share unit plans

The ultimate parent corporation established a DSU plan and a PSU plan for its employees and those of the Corporation. Both plans are based on Quebecor Class B Shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares. No treasury shares will be issued for the purposes of these plans.

As of December 31, 2019, 62,421 DSUs and 48,840 PSUs were outstanding under these plans. A cash consideration of $2.0 million was paid upon PSUs redemption in 2019.

(b)           Parent corporation stock option plan

Under a stock option plan established by the parent corporation, 6,180,140 Common Shares of the parent Corporation have been set aside for officers, senior employees, directors and other key employees of the Corporation. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of the parent corporation at the date of grant, as determined by its Board of Directors (if the Common Shares of the parent corporation are not listed on a stock exchange at the time of the grant), or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of the parent corporation on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of the parent corporation are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29, and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of the parent corporation on the stock exchange(s) where such shares are listed at the time of exercise, or the fair market value of the Common Shares, as determined by the parent corporation’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of the parent corporation at the exercise price. Except under specific circumstances, and unless the Human Resources and Corporate Governance Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

21.         STOCK-BASED COMPENSATION PLANS (continued)

(b)           Parent corporation stock option plan (continued)

The following table provides details of changes to outstanding options for the years ended December 31, 2019 and 2018:

	2019		2018
	Options	Weighted average exercise price	Options	Weighted average exercise price

Balance at beginning of year	75,400	$67.42	158,227	$65.08
Transferred[1]	4,000	51.89	9,300	64.31
Exercised	(28,300)	67.56	(80,927)	62.06
Cancelled/Forfeited	(4,600)	70.56	(11,200)	70.56
Balance at end of year	46,500	$65.69	75,400	67.42

Vested options at end of year	29,250	62.82	36,300	63.76

1   These options were transferred from the parent corporation. The fair value of the liability at the transfer date is assumed by the parent corporation, while subsequent changes in the fair value is assumed by the Corporation.

During the year ended December 31, 2019, 28,300 stock options of Quebecor Media Inc. were exercised for a cash consideration of $1.3 million (80,927 stock options for $2.7 million).

As of December 31, 2019, exercise prices of all outstanding options are from $51.89 to $70.56 and the average of years to maturity is 4.6.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

21.         STOCK-BASED COMPENSATION PLANS (continued)

(c)            Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plans of the ultimate parent corporation and parent corporation was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans:

December 31, 2019	Ultimate parent corporation		Parent corporation

Risk-free interest rate	1.80%		1.79%
Distribution yield	1.35%		1.00%
Expected volatility	17.94%		14.51%
Expected remaining life	5.1	years	1.1	years

December 31, 2018	Ultimate parent corporation		Parent corporation

Risk-free interest rate	2.07%		1.98%
Distribution yield	0.77%		1.13%
Expected volatility	18.30%		15.85%
Expected remaining life	5.3	years	2.0	years

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

(d)           Liability of vested options

As of December 31, 2019, the liability for all vested options was $1.8 million as calculated using the intrinsic value ($1.6 million as of December 31, 2018).

(e)            Consolidated stock-based compensation charge

For the year ended December 31, 2019, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $5.5 million ($3.0 million in 2018 and $3.7 million 2017).

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

22.         ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2016	(51.2)	(32.7)	(83.9)
Other comprehensive income (loss)	47.2	(5.1)	42.1
Balance as of December 31, 2017	$(4.0)	$(37.8)	$(41.8)
Other comprehensive loss	(10.9)	(9.3)	(20.2)
Balance as of December 31, 2018	(14.9)	(47.1)	(62.0)
Other comprehensive income (loss)	47.9	(34.6)	13.3
Balance as of December 31, 2019	$33.0	$(81.7)	$(48.7)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivative financial instruments designated as cash flow hedges. The balance is expected to reverse over a 7 ¼ -year period.

23.         COMMITMENTS

The Corporation has entered into long-term commitments to purchase services, tangible and intangible assets, and to pay licences and royalties. The minimum payments for the coming years are as follows:

2020	$266.0
2021 to 2024	480.3
2025 and thereafter	241.6

24.         GUARANTEES

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Business and asset disposals

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Corporation may agree to indemnify against claims related to the past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Corporation has not accrued any amount in respect of these items in the consolidated balance sheets.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

25.         CONTINGENCIES

There are a number of legal proceedings against the Corporation that are pending. At this stage of proceedings, management of the Corporation is in the opinion that the outcome is not expected to have a material adverse effect on the Corporation’s results or on its financial position. Generally, management of the Corporation establishes provisions for claims or actions considering the facts of each case. The Corporation cannot determine when and if any payment will be made related to those provisions.

On August 15, 2019, the CRTC issued an order finalizing the rates, retroactively to March 31, 2016, by which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation consolidated financial statements. The new proposed rates are substantially lower than interim rates and could represent a retrospective reduction in earnings of approximately $22.0 million (before income taxes) in 2019 and approximately $30.0 million (before income taxes) from March 31, 2016 to December 31, 2018. On September 13, 2019, a coalition of cable companies (including Videotron) and Bell Canada filed separate appeals of the CRTC’s order with the Federal Court of Appeal arguing, among other things, that the order is marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. The cable companies and Bell Canada also filed separate requests to stay the implementation of the order pending disposition of their appeals. On November 22, 2019, the leave to appeal was granted by the Federal Court of Appeal and the interim stay of the CRTC’s order granted by this court on September 27, 2019, was extended until a final ruling by the Federal Court of Appeal is made. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

26.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Corporation’s financial risk-management policies have been established in order to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk-management policies are reviewed regularly to reflect changes in market conditions and in the Corporation’s activities.

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed- and floating-rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

(a)         Description of derivative financial instruments

(i)            Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold	Notional amount bought

Less than 1 year	1.3195	$139.2	US$	105.5

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

26.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)           Description of derivative financial instruments (continued)

(ii)         Cross-currency interest rate swaps

	Hedging instrument
Hedged item	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar

5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptance 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$	600.0	4.82%	1.3407

Certain cross-c urrency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

26.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

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

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2019 and 2018 are as follows:

	2019		2018
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(4,262.3)	$(4,509.1)	$(4,244.4)	$(4,210.8)
Derivative financial instruments[2]
Foreign exchange forward contracts	(2.2)	(2.2)	6.7	6.7
Cross-currency interest rate swaps	391.0	391.0	458.3	458.3

1          The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk and financing fees.

2          The fair value of derivative financial instruments designated as cash flow hedges is an asset position of $346.6 million as of December 31, 2019 ($418.6 million in 2018) and the fair value of derivative financial instruments designated as fair value hedges is an asset position of $42.2 million as of December 31, 2019 ($46.4 million in 2018).

The fair value of investments in preferred shares of the parent corporation and loans from the parent corporation is equivalent to their initial issuance values (notes 9 and 10) since these financial instruments have only been issued as part of transactions carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

26.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(c)            Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises principally from amounts receivable from customers as well as contract assets.

The carrying amounts of financial assets represent the maximum credit exposure.

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2019, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2019, the provision for expected credit losses represented 3.0% of the gross amount of accounts receivable and contract assets (3.0% as of December 31, 2018), while 4.3% of trade receivable were 90 days past their billing date (4.8% as of December 31, 2018).

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2019 and 2018:

	2019	2018

Balance at beginning of year	$14.1	$14.0
Changes in expected credit losses charged to income	18.0	17.6
Write-off	(17.8)	(17.5)
Balance at end of year	$14.3	$14.1

The Corporation believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Corporation does not believe that it is exposed to an unusual level of customer credit risk.

As a result of its use of derivative financial instruments, the Corporation is exposed to the risk of non-performance by a third party. When the Corporation enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Corporation’s risk-management policy and are subject to concentration limits. These credit ratings and concentration limits are monitored on an ongoing basis, but at least quarterly.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

26.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(d)           Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 6.1 years as of December 31, 2019 (5.8 years as of December 31, 2018).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, share repurchases, dividends or distributions to the shareholder. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries.

As of December 31, 2019, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Bank indebtedness	$7.1	7.1	—	—	—
Accounts payable and accrued charges	575.3	575.3	—	—	—
Amounts payable to affiliated corporations	66.5	66.5	—	—	—
Long-term debt[1]	4,262.3	—	1,039.2	868.7	2,354.4
Interest payments on long-term debt[2]	1,198.5	156.3	416.5	295.8	329.9
Lease liabilities	114.2	29.4	38.9	25.1	20.8
Interest payments on lease liabilities	18.6	5.3	6.9	3.7	2.7
Derivative financial instruments[3]	(331.8)	—	(239.7)	(117.1)	25.0
Total	$5,910.7	839.9	1,261.8	1,076.2	2,732.8

1          The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

2          Estimate of interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2019.

3          Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging on principal of debt denominated in U.S. dollars.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

26.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)            Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways and mobile devices and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2019, and to hedge its exposure on certain purchases of set-top boxes, gateways and mobile devices and certain capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2019 is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of $0.10	$1.2	$30.5
Decrease of $0.10	(1.2)	(30.5)

A variance of $0.10 in the 2019 average exchange rate of CAN dollar per one U.S. dollar would have resulted in a variance of $2.9 million on the value of unhedged purchases of goods and services and $6.6 million on the value of unhedged acquisitions of tangible and intangible assets in 2019.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2019, after taking into account the hedging instruments, long-term debt was comprised of 93.3% fixed-rate debt (75.8% in 2018) and 6.7% floating-rate debt (24.2 % in 2018).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2019 was $2.6 million.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

26.         FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)            Market risk (continued)

Interest rate risk (continued)

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2019, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income

Increase of 100 basis points	$(1.6)	$(9.7)
Decrease of 100 basis points	1.6	9.7

(f)             Capital management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance and repayment of debt, the repurchase of shares, the use of cash flows generated by operations, and the level of distributions to the shareholder. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, lease liabilities, derivative financial instruments, cash and cash equivalents and promissory note to the parent corporation. The capital structure as of December 31, 2019 and 2018 is as follows:

	2019	2018

Bank indebtedness	$7.1	$8.3
Long-term debt	4,240.2	4,219.6
Lease liabilities	114.2	122.6
Derivative financial instruments	(388.8)	(465.0)
Cash and cash equivalents	(2.4)	(1.1)
Promissory note to the parent corporation	(160.0)	—
Net liabilities	3,810.3	3,884.4
Equity	$121.5	$(147.3)

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, and the declaration and payment of dividends or other distributions.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

27.         RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel comprise members of the Board of Directors and key senior managers of the Corporation and its main subsidiaries. Their compensation is as follows:

	2019	2018	2017

Salaries and short-term benefits	$6.1	$5.6	$4.4
Share-based compensation	3.9	2.3	3.1
Other long-term benefits	0.3	1.8	1.4
	$10.3	$9.7	$8.9

Operating transactions

During the years ended December 31, 2019, 2018 and 2017, the Corporation incurred expenses with affiliated corporations, which are included in purchase of goods and services. The Corporation also made sales to affiliated corporations.  These transactions were accounted for at the consideration agreed between the parties and were concluded on terms equivalent to those that prevail on an arm’s length basis.

	2019	2018	2017

Ultimate parent and parent corporation
Revenues	$0.5	$0.6	$0.5
Purchase of goods and services	9.9	9.4	8.7
Operating expenses recovered	(2.6)	(0.4)	(0.3)

Corporations under common control
Revenues	5.5	5.0	5.5
Purchase of goods and services	123.2	105.5	103.5
Operating expenses recovered	(3.0)	(1.2)	(2.3)

Management arrangements

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $50.0 million in 2019 ($53.0 million in 2018 and in 2017). In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. These transactions were accounted for at the consideration agreed between the parties and were concluded on terms equivalent to those that prevail on an arm’s length basis.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

27.         RELATED PARTY TRANSACTIONS (continued)

Accounts receivable from affiliated corporations

	2019	2018

Ultimate parent and parent corporation
Accounts receivable	$1.9	$2.2
Dividends receivable	5.0	5.0
Interest receivable	2.3	—

Corporations under common control:
Accounts receivable	4.5	2.5
	$13.7	$9.7

Accounts payable to affiliated corporations

	2019	2018

Ultimate parent and parent corporation
Accounts payable	$21.1	$11.1
Interest payable	5.0	5.0

Corporations under common control
Accounts payable	40.4	25.4
	$66.5	41.5

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

28.         PENSION PLANS AND POSTRETIREMENT BENEFITS

The Corporation maintains various defined benefit and defined contribution plans. The Corporation also provides postretirement benefits to eligible retired employees. The Corporation’s pension plans are registered with a provincial or federal regulatory authority.

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

By their design, the defined benefit plans expose the Corporation to the typical risks faced by defined benefit plans, such as investment performance, changes to the discount rates used to value the obligation, longevity of plan participants, and future inflation. The administration of the plans is assured by pension committees composed of members of the plans, members of the Corporation’s management and independent members or by the Corporation, in accordance with the provisions of each plan. Under the Corporation’s rules of governance, the approval and oversight of the defined benefit plan policies are performed at different levels through the pension committees, the Corporation’s management, or the Audit Committee. The risk management of pension plans is also performed under the leadership of these committees at various levels. The custody of securities and management of security transactions are assigned to trustees within a mandate given by the pension committee or the Corporation, as the case may be. Policies include those on investment objectives, risk-mitigation strategies and the mandate to hire investment fund managers and monitor their work and performance. The defined benefit pension plans are monitored on an ongoing basis to assess the benefit, funding and investment policies, financial status, and the Corporation’s funding requirement.

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2019 and 2018:

	Pension benefits		Postretirement benefits
	2019	2018	2019	2018

Change in benefit obligations
Benefit obligations at the beginning of the year	$462.5	$456.9	$50.2	$30.1
Service costs	21.0	24.1	2.1	1.9
Interest costs	18.1	16.1	1.8	1.7
Plan participants’ contributions	6.0	6.4	—	—
Actuarial loss (gain) arising from:
Financial assumptions	83.8	(31.9)	11.8	29.1
Demographic assumptions	(0.8)	—	—	(12.1)
Participant experience	(7.5)	(1.0)	(1.1)	—
Benefits and settlements paid	(14.5)	(11.2)	(0.7)	(0.5)
Plan amendments and other	1.8	3.1	(23.3)	—
Benefit obligations at the end of the year	$570.4	$462.5	$40.8	$50.2

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

28.         PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

	Pension benefits		Postretirement benefits
	2019	2018	2019	2018

Change in plan assets
Fair value of plan assets at the beginning of the year	$416.2	$408.1	$—	$—
Actual return on plan assets	54.7	(14.7)	—	—
Employer contributions	22.3	25.1	0.7	0.5
Plan participants’ contributions	6.0	6.4	—	—
Benefits and settlements paid	(14.6)	(11.2)	(0.7)	(0.5)
Administrative fees	(0.7)	(0.6)	—	—
Other	1.9	3.1	—	—
Fair value of plan assets at the end of the year	$485.8	$416.2	$—	$—

As of December 31, 2019, the weighted average duration of defined benefit obligations was 18.4 years (17.7 years in 2018). The Corporation expects future benefit payments of $14.4 million in 2020.

The investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of equities and fixed-income investments is used to optimize the risk-return profile of plan assets and to mitigate asset-liability mismatch.

Plan assets are comprised of:

	2019	2018

Equity securities:
Canadian	23.8%	23.6%
Foreign	35.3	36.0
Debt securities	40.9	40.2
Other	—	0.2
	100.0%	100.0%

The fair value of equity and debt securities is based on quoted prices in an active market, while the fair value of other investments is not based on quoted prices in an active market.

Where funded plans have a net defined benefit asset, the Corporation determines if potential reductions in future contributions are permitted by applicable regulations and by collective bargaining agreements. When a defined benefit asset is created, it cannot exceed the future economic benefit that the Corporation can expect to obtain from the asset. The future economic benefit represents the value of reductions in future contributions and expenses payable to the pension fund. It does not reflect gains that could be generated in the future that would allow reductions in contributions by the Corporation. When there is a minimum funding requirement, this could also limit the amounts recognized in the balance sheets. A minimum funding requirement represents the present value of amortization payments based on the most recent actuarial financing reports filed.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

28.         PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The reconciliation of funded status to the net amount recognized in the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2019	2018	2019	2018

Benefit obligations	$(570.4)	$(462.5)	$(40.9)	$(50.2)
Fair value of plan assets	485.8	416.2	—	—
Plan deficit and net amount recognized[1]	$(84.6)	$(46.3)	$(40.9)	$(50.2)

1          The net liability recognized for 2019 is $125.5 million ($96.5 million in 2018) and is included in “Other Liabilities” (note 19).

Components of re-measurements are as follows:

	Pension benefits			Postretirement benefits
	2019	2018	2017	2019	2018	2017

Actuarial (loss) gain on benefit obligations	$(75.5)	$32.9	$(34.3)	$(10.7)	$(17.0)	$10.5
Actual return on plan assets, less interest income anticipated in the interest on the net defined benefit liability calculation	38.9	(28.6)	16.8	—	—	—
Re-measurements (loss) gain recorded in other comprehensive income	$(36.6)	$4.3	$(17.5)	$(10.7)	$(17.0)	$10.5

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2019	2018	2017	2019	2018	2017

Employee costs:
Service costs	$21.0	$24.1	$22.6	$2.1	$1.9	$1.6
Plan amendments administrative fees and other	0.7	0.6	0.5	(23.3)	—	—
Interest on net defined benefit liability	2.5	2.4	1.9	1.8	1.7	1.5
Net benefit costs (gain)	$24.2	$27.1	$25.0	$(19.4)	$3.6	$3.1

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

28.         PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The expense related to defined contribution pension plans amounted to $15.6 million in 2019 ($14.8 million in 2018 and $13.9 million in 2017).

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefit plans will be $23.2 million in 2020, based on the most recent financial actuarial reports filed (contributions of $22.9 million were paid in 2019).

Assumptions

The Corporation determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yield and matched-funding yield curve analysis as of the measurement date.

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2019, 2018 and 2017 and current periodic benefit costs are as follows:

	Pension and postretirement benefits
	2019	2018	2017

Benefit obligations
Rates as of year-end:
Discount rate	3.10%	3.90%	3.50%
Rate of compensation increase	3.00	3.00	3.00

Current periodic costs
Rates as of preceding year-end:
Discount rate	3.90%	3.50%	3.90%
Rate of compensation increase	3.00	3.00	3.00

The assumed average retirement age of participants used was 62 years in 2019, 2018 and 2017.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 7.60% at the end of 2019. These costs, as per the estimate, are expected to decrease gradually over the next 10 years to 5.50% and to remain at that level thereafter.

Sensitivity analysis

An increase of 10 basis points in the discount rate would have decreased the pension benefits obligation by $9.5 million and the postretirement benefits obligation by $1.0 million as of December 31, 2019. There are limitations to this sensitivity analysis since it only considers the impacts of an increase of 10 basis points in the discount rate assumption without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on the consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2019, 2018 and 2017

(tabular amounts in millions of Canadian dollars, except for option data)

29.         DISCONTINUED OPERATIONS

On January 22, 2019, the Corporation sold to Quebecor Media Inc. its 4Degrees Colocation Inc. data center operations, which were ultimately sold to a third party on January 24, 2019 for an amount of $261.6 million fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by the Corporation. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $115.7 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments.

These discontinued operations were transferred to Quebecor Media Inc. in exchange of a promissory note receivable bearing interest at a rate of 4.90% for an amount of $260.7 million, from which $100.7 million was reimbursed subsequently.

The results of operations and cash flows of this business were reclassified as discontinued operations in the consolidated statements of income and cash flows are as follows:

	2019	2018	2017

Revenues	$1.4	$19.8	$19.8
Expenses	1.2	14.5	14.7
Income taxes	—	1.4	1.4
Gain on disposal of businesses	115.7	—	—
Income from discontinued operations	$115.9	$3.9	$3.7

	2019	2018	2017

Cash flows related to operating activities	$(0.7)	$10.4	$9.5
Cash flows related to investing activities	—	(1.9)	(3.5)
Cash flows (used in) provided by discontinued operations	$(0.7)	$8.5	$6.0

Components of assets and liabilities classified as held for sale in the consolidated balance sheet are as follows:

2018

Current assets	$1.3
Property, plant and equipment	72.5
Intangible assets and goodwill	21.2
Assets held for sale	95.0
Current liabilities held for sale	(6.6)
Net assets held for sale	$88.4