Form 20-F
period 2020-12-31
VIDEOTRON LTEE
filed 2021-03-25
CIK 890746

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

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

10,718,326.822 “A” Common Shares

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

☒          Yes          ☐           No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer , or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued	☒	Other	☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

 ☐     Item 17                ☐     Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐     Yes                                           ☒     No

i

Explanatory Notes

All references in this annual report to “Videotron” or the “Corporation”, as well as the use of the terms “we”, “us”, “our” or similar terms, are references to Videotron Ltd. and, unless the context otherwise requires, its consolidated subsidiaries. All references in this annual report to “Quebecor Media” are to our parent corporation Quebecor Media Inc., all references to “TVA Group” are to TVA Group Inc., a public subsidiary of Quebecor Media, all references to “Quebecor” are to Quebecor Inc., the majority shareholder of Quebecor Media, and all references to “Fibrenoire” are references to Fibrenoire Inc.

In this annual report, all references to the “CRTC” are references to the Canadian Radio-television and Telecommunications Commission.

All references in this annual report to our “Senior Notes” are to, collectively, our issued and outstanding 5% Senior Notes due July 15, 2022, our 5⅜% Senior Notes due June 15, 2024, our 5⅝% Senior Notes due June 15, 2025, our 5¾% Senior Notes due January 15, 2026, our 5⅛% Senior Notes due April 15, 2027, our 4½% Senior Notes due January 15, 2030 and our 3⅛% Senior Notes due January 15, 2031.

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

Presentation of Financial Information

IFRS and Functional Currency

Our audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In this annual report, references to Canadian Dollars, CAN$ or $ are to the lawful currency of Canada, our functional currency, and references to US Dollars or US$ are to the currency of the United States.

Non-IFRS Financial Measures and Key Performance Indicators

In this annual report, we use certain financial measures that are not calculated in accordance with IFRS. We use these non-IFRS financial measures, such as adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”) and cash flows from operations because we believe that they are meaningful measures of our performance. Our method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

We provide a definition of adjusted EBITDA, cash flows from operations, revenue-generating unit (“RGU”) and average billing per unit (“ABPU”) under “Item 5. Operating and Financial Review and Prospects – Non-IFRS Financial Measures” and “Item 5. Operating and Financial Review and Prospects – Key Performance Indicators”, including a reconciliation of Adjusted EBITDA and cash flows from operations to the most directly comparable IFRS financial measures.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2020.

ii

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains forward-looking statements with respect to our financial condition, results of operations, business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our segments or businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward- looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

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

•

disruptions to the network through which we provide our digital television, Internet access, mobile and wireline telephony and subscription-based OTT entertainment services (“Club illico”), and our ability to protect such services from piracy, unauthorized access or other security breaches;

•	labour disputes or strikes;

•

interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics and other health crises, including the COVID-19 pandemic, and political instability in some countries;

•	the impact of emergency measures implemented by various levels of government;

•	changes in our ability to obtain services and equipment critical to our operations;

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

iii

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

We face technological substitution across all our key business segments. Due to ongoing technological developments, the distinction between broadcasting, Internet and wireline and mobile telephony platforms is fading rapidly. For instance, content producers and providers are leveraging their content rights and pursuing strategies to deploy their own over-the-top (“OTT”) distribution platforms in order to reach consumers directly via the Internet. By doing so, content producers and providers are less dependent on content aggregators, such as us. The Internet, including through mobile devices, provides an important broadcasting and distribution service. More specifically, an increasing number of our customers are using mobile devices as their primary means of video entertainment; therefore, in direct competition with our television and Internet access services. In addition, mobile operators, through the development of their mobile networks, offer wireless and fixed wireless Internet services, which compete with our Internet access service.

Due to the converging nature of technological advances, we expect increasing competition from non-traditional businesses, which may affect our overall business strategy and could adversely affect our business, financial condition and results of operations.

We operate in highly competitive industries that are experiencing rapid technological developments and fierce price competition, and our inability to compete successfully could have a material adverse effect on our business, prospects, revenues, financial condition and results of operations.

In our television business, we compete against incumbent local exchange carriers (“ILECs”) and third party Internet access (“TPIA”) providers. Our primary ILEC and TPIA provider competitors have rolled out their own Internet protocol television (“IPTV”) service in the vast majority of the territory in which we operate.

The rapidly growing landscape of OTT content providers, many of which having substantial financial resources, now compete directly for viewership and a share of the monthly entertainment spend. Furthermore, the OTT content providers’ attractive price points (which are, in part, due to the fact that they do not contribute financially to the Canadian traditional television business model or Internet infrastructure, and are not subject to CRTC regulations) may make our traditional offer less appealing for our customers and may affect our ability to retain and acquire customers. Consequently, this could place us at a competitive disadvantage, lead to increased operational costs and have an adverse effect on our business, prospects, revenues, financial condition and results of operations. Also, foreign OTT content providers with no Canadian place of business are not required to charge federal and provincial sales tax (except in Saskatchewan and Québec). Given that our clients, notably Club illico’s subscribers, must be charged GST when they purchase our services, we are at a competitive disadvantage.

Furthermore, we face competition from illegal providers of television services and illegal access to non-Canadian direct broadcast satellite (“DBS”) signal (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy).

In our Internet access business, we face competition from several resellers who have access to the wholesale TPIA service mandated by the CRTC. The recently revised wholesale rates, if upheld by the CRTC following a pending review and vary application, will provide TPIA providers with a cost structure that could lead to increased competition either from established TPIA providers or new entrants. These TPIA providers may also provide telephony and networking applications, and have entered the IPTV market. Their market share is significant and growing especially in Québec and Ontario, the two regions in Canada where they have been particularly active and aggressively pricing their services. See also the risk factor “We are required to provide TPIA providers with access to our networks, which may result in increased competition.”

We also compete against other Internet service providers (“ISPs”) offering residential and commercial Internet access services as well as fixed wireless access and open Wi-Fi networks in some cities. The main competitors are the ILECs that offer Internet access through digital subscriber line (“DSL”), fibre to the node and fibre to the home technologies, in certain cases offering download speeds comparable, or superior to ours. In addition, satellite operators such as Xplornet, Telesat and Starlink are increasing their existing high-speed Internet access capabilities with the launch of high-throughput satellites, targeting households in low population density and remote locations and claiming future download speeds comparable to our low and medium download speeds. Finally, certain municipalities also plan to build and operate their own broadband networks. They plan to do so through public/private partnership arrangements, competing directly with us in some of our local markets.

Our wireline telephony business has numerous competitors, including ILECs, competitive local exchange carriers, mobile telephony service operators and other providers of Voice over Internet Protocol (“VoIP”) and cloud-based telephony. Some of these competitors are not facility-based and therefore have much lower infrastructure costs. In addition, Internet protocol-based products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on our business, prospects, revenues, financial condition and results of operations.

In our mobile telephony business, we compete against a mix of market participants, some of them active in our territory in some or all of the products we offer, with others offering only mobile telephony services. In addition, users of mobile voice and data systems may find their communication needs satisfied by other current adjunct technologies, such as Wi-Fi, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those we provide or may in the future provide, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. For instance, some providers of mobile telephony services (including incumbent carriers) have deployed and have been operating, for many years, lower-cost mobile telephony brands in order to acquire additional market share. Furthermore, the decisions to be taken by the CRTC with regards to a new regulatory framework for mobile services stand to have a significant impact on our competitive environment, as we could see the emergence of non-facility-based operators (mobile virtual network operators “MVNOs”) with mandated access to the networks of facility-based operators. We may not be able to compete successfully in the future against existing and such potential new competitors; increased competition could have a material adverse effect on our business, prospects, revenues, financial condition, and results of operations.

Finally, many of our competitors are offering special bundling discounts to customers who subscribe to two or more of their services (television, Internet access, wireline and mobile telephony services). Should we fail to keep our existing customers and lose them to such competitors, we may end up losing a subscriber for multiple services as a result of our bundling strategy. This could have an adverse effect on our business, prospects, revenues, financial condition and results of operations.

Fierce price competition in all our businesses and across the industries in which we operate, combined with the declining demand for certain traditional products, may affect our ability to raise the price of our products and services commensurately with increases in our operating costs, as we have done in the past. This could have an adverse effect on our business, revenues, financial condition and results of operations.

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

5G technology is evolving rapidly. Canada’s first standards-based commercial launches were announced in 2020 and 5G coverage will expand over the upcoming years. The 5G ecosystem operates on multiple frequency bands, including the 600 MHz spectrum acquired in 2019 by Videotron. However, 3.5 GHz spectrum is becoming a primary band for 5G mobile coverage. Innovation, Science and Economic Development Canada (“ISED”) is scheduled to hold an auction of 3.5 GHz frequencies beginning in June 2021. There is a risk that we may not be able to purchase the 3.5 GHz spectrum required to compete equally on network speeds and 5G capacity. Any such difficulty or inability to compete could have a material adverse effect on our business, reputation, prospects, financial condition, and results of operations.

In the past, we have required substantial capital for the upgrade, expansion and maintenance of our networks and the launch and deployment of new or additional services. We expect that additional capital expenditures will continue to be required in the short-term, mid-term and long-term in order to maintain, expand and enhance our networks, systems and services, including expenditures relating to the deployment of LTE-Advanced/5G mobile technologies. Moreover, additional investments in our business may not translate into incremental revenues, cash flows or profitability.

We could be adversely impacted by pandemics, epidemics and other public health issues.

The COVID-19 pandemic has had a significant impact on the economic environment in Canada and around the world. The overall impact on our business and activities is still uncertain and cannot be evaluated with precision despite recent developments relating to vaccines, considering future developments such as the spread of the virus, the expected date of termination of the crisis, the risks associated with potential future waves of the virus, its impact on consumer spending, labour shortages due to the virus, the continuing disruption in the supply chain and the effectiveness or the strictness of the actions taken by the federal and Québec governments to manage the pandemic. Public and private sector regulations, policies and other measures aimed at reducing the spread of the COVID-19 pandemic include the suspension of business activities deemed non-essential when needed, restrictions on the movement of personnel, the promotion of physical and social distancing, lockdown orders, border closures, travel bans, self-imposed quarantine periods, self-isolation, and the adoption of work-from-home and online education by companies, schools and institutions.

Potential adverse impacts of the COVID-19 pandemic include, but are not limited to: (i) a reduction in demand for our products or services, or an increase in delinquent or unpaid bills, due to job losses and associated financial hardship; (ii) a decline in revenues as a result of services provided at no cost to customers; (iii) a decline in access fees for speciality television services and exclusive on-demand content due to the postponement or cancellation of sporting events; (iv) a reduction in the availability of content, and therefore a reduction in our ability to provide the content and programming that our customers expect; (v) downgrade or cancellation of customer services; (vi) issues delivering our products and services; (vii) lost revenues due to the significant economic challenges that small and medium-sized business customers are facing; (viii) uncertainty associated with the costs and availability of resources required to provide appropriate levels of service to customers; (ix) additional capital expenditures, and uncertainty associated with costs, delays and the availability of resources required to maintain, upgrade or expand our network in order to accommodate increased network usage, and to expand our self-install and self-serve programs in order to attract new customers; (x) unexpected increase of user data demand and increased pressure on our network capacity, which could negatively affect our network’s performance, availability, speed, consistency and our ability to provide services; (xi) the ability of certain suppliers and vendors to provide products and services to us; (xii) the impact of legislation, regulations and other government interventions in response to the COVID-19 pandemic; (xiii) the negative impact on global credit and capital markets; and (xiv) the ability to access capital markets at a reasonable cost or at all. Any of these risks and uncertainties could have a material adverse impact on our business, prospects, results of operations and financial condition.

The outbreak of the COVID-19 pandemic has resulted in significant economic interventions by the federal, provincial, and municipal governments throughout Canada, which include, notably, grants, wage subsidies, incentives, increased assistance programs and loans, as well as temporary relief measures put in place by regulatory agencies to support certain economic activities, industries or major employers. There can be no assurance that these economic mitigation measures will continue at their present levels or at all, thereby resulting in our operations and financial condition being adversely affected.

Continuing growth in, and the converging nature of, wireless, video and broadband services will require ongoing access to spectrum in order to provide attractive services to customers.

Wireless, video and broadband services are undergoing rapid and significant technological changes and a dramatic increase in usage, in particular, from the demand for faster and seamless usage of video and data across mobile and fixed devices. It is projected that this demand will further accelerate, driven by the following increases: levels of broadband penetration; need for personal connectivity and networking; teleworking; affordability of mobile devices; multimedia-rich services and applications; and unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. We will have to acquire additional spectrum in order to address this increased demand. The ability to acquire additional spectrum at a reasonable price or at all is dependent on the competition level as well as the spectrum auction timing and rules. In previous auctions, ISED has used, and we have benefited from, certain measures to support competition, which notably included set-asides and spectrum aggregation limits ensuring that a minimum amount of spectrum was effectively reserved for eligible facilities-based telecommunication service providers that were not national incumbent wireless carriers. There can be no assurance that these pro-competition measures will be used again by ISED in future auctions, or that we will be or remain eligible to benefit from such measures. If we are not successful in acquiring additional spectrum we may need on reasonable terms, or not at all, that could have a material adverse effect on our business, prospects and financial condition. See also “Item 4. Information on the Corporation — Regulation — Canadian Telecommunications Services — Regulatory Framework for Mobile Wireless Services.”

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

We have entered into roaming agreements with multiple carriers around the world, and have thereby established worldwide coverage for our customers. Our inability to extend our worldwide coverage or to renew, or substitute for, these roaming agreements on acceptable terms, may place us at a competitive disadvantage, which could adversely affect our ability to operate our mobile business successfully and profitably. In addition, if we are unable to renew, or substitute for, these roaming agreements on a timely basis and at an acceptable cost, our cost structure could materially increase, and, consequently, our business, prospects, revenues, financial condition and results of operations could be adversely affected.

We could be adversely impacted by the increasing proportion of bring-your-own-device (“BYOD”) customers with no fixed-term contracts.

Given rising costs and marginal technological advancements in mobile devices, consumers tend to keep their mobile devices for longer periods of time, thereby increasing the proportion of wireless customers without fixed term contracts. Such customers are under no contractual obligation to remain with a specific carrier for a fixed term. Moreover, customers who bring their own device receive wireless services without entering into fixed term contracts. In addition, new technologies now embedded in a growing number of mobile devices, including the eSIM or embedded-SIM, will, once widely adopted, allow customers to switch between carriers without the use of a carrier-provided SIM card. This could have a material adverse effect on our churn rate and, consequently, on our business, prospects, revenues, financial condition and results of operations.

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

Our strategies include strengthening our position as telecommunications leader, introducing new and enhanced products and services, enhancing our advanced broadband network, further integrating the operations of our subsidiaries, leveraging geographic clustering and maximizing customer satisfaction across our business. We may not be able to implement these strategies successfully or realize their anticipated results fully or at all, and their implementation may be more costly or challenging than initially planned. In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, increased dependence on third party suppliers and service providers, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition, technological changes, any restrictive measures put in place in order to contain an outbreak of a contagious disease or other adverse public health development, and other factors described in this “Risk Factors” section. Any material failure to implement our strategies could have an adverse effect on our reputation, business, financial condition, prospects, and results of operations, as well as on our ability to meet our obligations, including our ability to service our indebtedness.

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

We could be adversely impacted by consumer trends to abandon traditional telephony and television services.

The recent trend towards mobile substitution (when users cancel their wireline telephony services and opt exclusively for mobile telephony services) is largely the result of the increasing mobile penetration rate in Canada. In addition, there is also a consumer trend to abandon, substitute or reduce traditional television services for Internet access services allowing customers to stream directly from broadcasters and OTT content providers. Consequently, we may not be successful in converting our existing wireline telephony and television subscriber base to our mobile telephony services, our Internet access services or our OTT entertainment platforms, which could have a material adverse effect on our business, prospects, revenues, results of operations and financial condition.

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

We depend on key personnel and our inability to attract and retain skilled employees may have an adverse effect on our business, prospects, results of operations and financial condition.

Our success depends to a large extent on the continued services of our senior management and our ability to attract and retain skilled employees. There is intense competition for qualified management and skilled employees, and our failure to recruit, train, deploy and retain such employees could have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, in order to implement and manage our businesses and operating strategies effectively, we must sustain a high level of efficiency and performance, maintain content quality, continually enhance our operational and management systems, and continue to effectively attract, train, motivate and manage our employees. If we are not successful in these efforts, it may have a material adverse effect on our business, prospects, results of operations and financial condition.

Our financial performance could be materially adversely affected if we cannot continue to distribute a wide range of appealing video programming and produce and acquire original programming on commercially reasonable terms.

The financial performance of our television, Club illico and mobile services depends in large part on our ability to distribute a wide range of appealing video programming on our platforms and on our ability to produce and acquire original content on an ongoing basis.

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

Increased competition in the television industry from local and foreign OTT content providers with access to substantial financial resources may result in a competitive disadvantage from a content perspective and may have a material adverse effect on our business, prospects, revenues financial conditions and results of operations. Notably, on September 28, 2017, the Minister of Canadian Heritage and Netflix concluded an arrangement pursuant to which Netflix undertakes to invest a minimum of $500 million in original productions in Canada over the next five years, while not required to charge provincial (except in Saskatchewan and Québec) and federal sales taxes or to contribute financially to the Canadian traditional television business model or Internet infrastructure. This arrangement may exert upward pressure on content price.

Furthermore, on November 3, 2020, the federal government introduced Bill C-10 which proposes to amend the Broadcasting Act (Canada) (the “Broadcasting Act”) in order to include foreign OTT content providers in Canada’s regulatory framework. Similarly to Netflix’s arrangement, such bill would force them to promote Canadian cultural products and make material expenditures in order to support local cultural production. If adopted, this bill could put an even greater pressure on the price of content.

We provide our television, Internet access, wireline telephony and mobile telephony services through a single clustered network, which may be more vulnerable to widespread disruption.

We provide our television, Internet access, wireline telephony and mobile telephony services through a primary headend and a series of local headends in our single clustered network. Despite available emergency backup or replacement sites, automatic failover systems, and disaster recovery measures, a failure in our primary headend, including exogenous threats, such as cyber-attacks, natural disasters, sabotage or terrorism, or dependence on certain external infrastructure providers (such as electric utilities), could prevent us from delivering some of our products and services throughout our networks until the failure has been resolved, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation, and could have a material adverse effect on our financial condition.

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

We face risks inherent in protecting the security of such personal data. In particular, we face a number of challenges in protecting the data contained and hosted on our systems, or those belonging to our suppliers, including from advertent or inadvertent actions or inactions by our employees, as well as in relation to compliance with applicable laws, rules and regulations relating to the collection, use, disclosure and security of personal information, including any requests from regulatory and government authorities relating to such data. Although we have developed and maintain systems, processes and security controls that are designed to protect personally identifiable information of our clients, employees or business partners, we may be unable to prevent the improper disclosure, loss, misappropriation of, unauthorized access to, or other security breaches relating to such data that we store or process or that our suppliers store or process. As a result, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation, which could have a material adverse effect on our financial condition.

On June 12, 2020, Québec’s Minister of Justice introduced Bill 64, An Act to modernize legislative provisions as regards the protection of personal information. The purpose of this bill is to modify the obligations of public bodies and private sector enterprises by modernizing the framework applicable to the protection of personal information. On November 17, 2020, Canada’s Minister of Innovation, Science and Industry, introduced Bill C-11, the Digital Charter Implementation Act, 2020, which will create new and enhanced obligations for private-sector organizations. If passed, these bills are expected to impose new obligations on us and add important deterrent powers to the authorities in charge of their application. Federal and provincial legislation in the area of privacy and personal information is constantly evolving and is expected to undergo significant changes in the coming years. We do not expect compliance with this legislation to threaten our business, but we may incur significant costs to update our security systems, processes and controls, which could have a material adverse effect on our financial condition.

Cybersecurity breaches and other similar disruptions could expose us to liability, which would have an adverse effect on our business and reputation.

Although we have implemented and regularly review and update processes and procedures to protect against customers and business service interruption, unauthorized access to or use of sensitive data, including data of our customers, and to prevent data loss or theft, and, although ever-evolving cyber-threats require us to continually evaluate and adapt our systems, infrastructure, networks and processes, we cannot assure that our systems, infrastructure, networks and processes, as well as those of our suppliers, will be adequate to safeguard against unauthorized access by third-parties or errors by employees or by third-party suppliers. We are also at risk from increasingly sophisticated phishing attacks, SIM swaps, fraudulent ports and other types of frauds. If we are subject to a significant cyber-attack or breach, unauthorized access, errors of third-party suppliers or other security breaches, we may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and we may suffer damage to our business, competitive position and reputation, which could have a material adverse effect on our financial condition.

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

We may not be able to protect our services and data from piracy. We may be unable to prevent electronic attacks to gain unauthorized access to our networks, digital programming, and Internet access services. We use encryption technology to protect our television signals and OTT service from unauthorized access and to control programming access based on subscription packages. We may not be able to develop or acquire adequate technology to prevent unauthorized access to our networks, programming and data, which may have an adverse effect on our customer base and lead to a possible decline in our revenues, as well as to significant remediation costs and legal claims.

Malicious and abusive Internet practices could impair our wireline and mobile services as well as our fibre-optic connectivity business.

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

We are dependent upon our information technology systems and those of certain third parties. The inability to maintain and enhance our systems could have an adverse impact on our financial results and operations.

The day-to-day operation of our business is highly dependent on information technology systems, including those of certain third-party suppliers, some of which are based in territories with potential geopolitical risk. Furthermore, our business relies on the use of numerous distinct information technology systems, billing systems, sales channels, databases as well as different rate plans, promotions and product offerings, which make our operations increasingly complex and may unfavourably impact our response time to market trends and the risk of billing or service errors. An inability to maintain and enhance our existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products, and services could have an adverse impact on our ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth, manage operating expenses and carry out operations without interruption; all of which may have a material adverse effect on our business, prospects, results of operations and financial condition.

We have entered into strategic relationships with service providers to ensure that the technology we adopt and invest in is the best in class in our industry. An inability to maintain these relationships or difficulties implementing our technology roadmap could result in higher capital requirements, prolonged development timelines and substandard performance of our products and services.

Products and services supplied to us by third-party suppliers may contain latent security issues, including, but not limited to, software and hardware security issues, that would not be apparent upon a diligent inspection. Failure to identify and remedy those issues may result in significant customer dissatisfaction, loss of revenues, and could adversely impact our results of operations and financial condition.

We depend on third-party suppliers and providers for services, hardware, licensed technological platforms, equipment, information and other items critical to our operations.

We depend on third-party suppliers and providers for certain services, hardware, licensed technological platforms and equipment that are, or may become, critical to our operations and network evolution. These materials and services include end-user terminals such as set-top boxes, gateways, Wi-Fi routers, mobile telephony handsets, network equipment such as wireline and telephony modems, servers and routers, fibre-optic cable, telephony switches, inter-city links, support structures, licensed technological platforms, external cloud-based services and network functions, services and operational software, the “backbone” telecommunications network for our Internet access, telephony services and mobile services; and construction services for the expansion of and upgrades to our wireline and wireless networks. These services, platforms and equipment are available from a single or limited number of suppliers and therefore we face the risks of supply disruption, including due to geopolitical events, external events such as climate change related impacts, epidemics, pandemics or other health issues, business difficulties, restructuring or supply-chain issues. If no supplier can provide us with the equipment and services that we require or that comply with evolving Internet and telecommunications standards or that are compatible with our other equipment and software, our business, financial condition and results of operations could be materially adversely affected. In addition, if we are unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, our ability to offer our products and services and roll out our advanced services may be delayed, and our business, financial condition and results of operations could be materially adversely affected.

Moreover, as there is a limited number of manufacturers of mobile devices and customer premises equipment (“CPE”), there is a risk that we will not be able to maintain agreements for their existing supply on commercially reasonable terms. The rising mobile device and CPE costs, in a price-sensitive market, could negatively impact our revenues, financial condition and results of operations, as we may not be able to pass on to customers a corresponding increase in the price of our products. Furthermore, some of our competitors benefit from higher purchasing volumes which provide them the ability to negotiate better prices from manufacturers.

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

We rely on our intellectual property, such as copyrights, trademarks and trade secrets, as well as licenses and other agreements with our vendors and other third parties, to use various technologies, conduct our operations and sell our products and services. Legal challenges to our intellectual property rights, or the ones of third party suppliers, and claims of intellectual property infringement by third parties could require that we enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability, or be enjoined preliminarily or permanently from further use of the intellectual property in question or from the continuation of our businesses as currently conducted. We may need to change our business practices if any of these events occur, which may limit our ability to compete effectively and could have an adverse effect on our results of operations. In the event that we believe any such challenges or claims are without merit, they can nonetheless be time-consuming and costly to defend and divert management’s attention and resources away from our businesses. Moreover, if we are unable to obtain or continue to obtain licenses from our vendors and other third parties on reasonable terms, our businesses could be adversely affected.

Piracy and other unauthorized uses of content are made easier, and the enforcement of our intellectual property rights is made more challenging, by technological advances. The steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary rights. We may not have the ability in certain jurisdictions to adequately protect intellectual property rights. Moreover, others may independently develop processes and technologies that are competitive to ours. Also, we may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. Unauthorized use of our intellectual property rights may increase the cost of protecting these rights or reduce our revenues. We cannot be sure that any legal actions against such infringers will be successful, even when our rights have been infringed.

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

Health threats to our employees resulting from epidemics, pandemics or other health issues could adversely affect our business, assets, financial conditions, results of operations and reputation.

The COVID-19 pandemic has accelerated our adoption of a remote work policy establishing guidelines for our employees when working from home. Remote work arrangements of our employees and those of certain of our suppliers could introduce additional operating risks including, but not limited to, confidentiality risks, privacy risks, information security risks, health and safety risks and impair our ability to manage our business. This situation could also result in an increase in the number of legal proceedings and other claims related to the pursuit of our activities outside of our usual premises.

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

Also, a substantial portion of our debt is denominated in U.S. dollars, and interest, principal and premium, if any, are payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, our reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. We have entered into transactions to hedge the exchange rate risk with respect to our U.S. dollar-denominated debt outstanding at December 31, 2020, and we intend in the future to enter into such transactions for new U.S. dollar-denominated debt. These hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting us against exchange rate fluctuations, or we may in the future be required to provide cash and other collateral in order to secure our obligations with respect to such hedging transactions, or we may in the future be unable to enter into such transactions on favorable terms, or at all, or, pursuant to the terms of these hedging transactions, our counterparties thereto may owe us significant amounts of money and may be unable to honour such obligations, all of which could have an adverse effect on our results of operations and financial condition.

In addition, certain cross-currency interest rate swaps entered into by us include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The fair value of the derivative financial instruments we are party to is estimated using period-end market rates and reflects the amount we would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2020, the net aggregate fair value of our cross-currency interest rate swaps and foreign-exchange forward contracts was in a net asset position of $325.3 million on a consolidated basis (assets of $353.7 million and liabilities of $28.4 million). These swaps and forward contracts were contracted with large Canadian and American banks. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

Some of our suppliers source their products out of the U.S., therefore, although we pay those suppliers in Canadian dollars, the prices we pay for such commodities or products may be affected by fluctuations in the exchange rate. We may in the future enter into transactions to hedge our exposure to the exchange rate risk related to the prices of some of those commodities or products. However, fluctuations to the exchange rate for our purchases that are not hedged could affect the prices we pay for such purchases and could have an adverse effect on our results of operations and financial condition.

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

Some of our debt has a variable rate of interest linked to various interest rate benchmarks, such as the London Inter-Bank Offered Rate (“LIBOR”) or the Canadian Dollar Offered Rate (“CDOR”). It is expected that interest rates benchmarks such as LIBOR and CDOR will be reformed or will be discontinued and replaced with alternative interest rate benchmark rates which meet new regulatory and market requirements. The consequence of this development cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness.

Extended periods of volatility and disruptions in the capital and credit markets as a result of uncertainty, pandemics, epidemics and other health issues, ongoing changes in or increased regulation of financial institutions, reduced financing alternatives or failures of significant financial institutions could adversely affect our access to the liquidity and affordability of funding needed for our businesses in the longer term. Such disruptions could require us to take measures to maintain a cash balance until markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Market disruptions and broader economic challenges may lead to lower demand for certain of our products, a declining level of retail and commercial activity and increased incidences of customer inability to pay or timely pay for the services or products that we provide. Events such as these could adversely impact our results of operations, cash flows, financial condition and prospects.

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

If we determine to sell individual properties or other assets or businesses, we will benefit from the net proceeds realized from such sales. However, our revenues may suffer in the long term due to the disposition of a revenue-generating asset, the timing of such dispositions may be poor, causing us to fail to realize the full value of the disposed asset or the terms of such dispositions may be overly restrictive to us or may result in unfavorable post-closing price adjustments if some conditions are not met, all of which may diminish our ability to repay our indebtedness at maturity.

Any of the foregoing could have a material adverse effect on our business, financial condition, operating results, liquidity, and prospects.

The competition for retail locations and the consolidation of independent retailers may adversely affect the customer reach of our telecommunications business’ sale network.

The competition to offer products in the best available commercial retail spaces is fierce in the telecommunications business. Some of our telecommunications business’ competitors have pursued a strategy of selling their products through independent retailers, in major retail chains and convenience stores, via telemarketing campaigns and via home delivery to extend their presence on the market and some of our competitors have also acquired certain independent retailers and created new distribution networks. This could result in limiting the customer reach of our retail network and places us at a competitive disadvantage, which could have an adverse effect on our business, prospects, results of operations and financial condition.

The rising adoption of web-based and application-based channels may adversely affect the customer reach of our telecommunications business’ sales network.

To better meet the changing habits and expectations of consumers and businesses, our telecommunications business’ competitors are rapidly developing digital platforms, which allow them to sell and distribute their products on web-based or application-based channels and to shift customer interaction to digital platforms driving more self-help, self-install and self-service. If we do not succeed in implementing and pursuing our own digital strategy and fail to evolve our customer experience in line with customers’ demands, this could place us at a competitive disadvantage, which could have an adverse effect on our business, prospects, results of operations and financial condition.

Risks Relating to Regulation

We are subject to extensive government regulation and policy-making. Changes in government regulation or policies could adversely affect our business, prospects, results of operations and financial condition.

Our operations are subject to extensive government regulation and policy-making in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. Our broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act and the Telecommunications Act and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the federal cabinet. Our wireless and wireline operations are also subject to technical requirements, license conditions and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”), which is administered by ISED.

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

In a series of decisions since 2015, the CRTC has reemphasized the importance it gives to mandated wholesale access arrangements as a driver of competition in the retail Internet access market. Among other things, the CRTC has ordered all of the major telephone and cable companies, including Videotron, to provide new disaggregated wholesale access services, which are to replace existing aggregated wholesale access services after a transition period. These new disaggregated services will include mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. On August 15, 2019, the CRTC introduced a flat rate for wholesale Internet access independent of access speed and also ordered that new access and capacity rates be applied retroactively to March 31, 2016. Those new proposed rates are substantially lower than interim rates and could represent a reduction in earnings of approximately $30.0 million (before income taxes) for the year 2020 and a retrospective reduction of approximately $52.0 million (before income taxes) from March 31, 2016, to December 31, 2019. A coalition of cable companies (including Videotron) has filed an application with the CRTC to review and vary its rating decision. The implementation of the new rates has been suspended while this application is considered. If the CRTC’s decision is ultimately upheld in its current form, it will significantly reduce Videotron’s wholesale Internet service revenues. In addition, it will significantly change the competitive landscape and will allow Internet resellers to adopt more aggressive pricing strategies in the retail market. This could lead to a loss of subscribers, affect our ability to recover our costs of providing these services, reduce our incentives to invest in our networks and have a material adverse effect on our ability to successfully compete.

ISED may not renew our mobile spectrum licenses on acceptable terms, or at all.

Our AWS-1 licenses were renewed in December 2018 for a 20-year term. A public consultation to determine the license fees to be paid during the renewal term has not yet been initiated.

Our other spectrum licenses, including in the AWS-3, 700 MHz, 2500 MHz and 600 MHz bands, are issued for 20-year terms from their respective dates of issuance. At the end of these terms, we expect that new licenses will be issued for subsequent terms through a renewal process, unless a breach of license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The process for issuing or renewing licenses, including the terms and conditions of the new licenses and whether license fees should apply for a subsequent license term, are expected to be determined by ISED. If, at the end of their respective term, our licenses are not renewed on acceptable terms, or at all, our ability to continue to offer our wireless services, or to offer new services, may be negatively impacted and, consequently, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

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

We own, certain properties located on a partially remediated former landfill. The operation and ownership of these properties carry inherent risks of environmental and health and safety liabilities, including for personal injuries, property damage, release of hazardous materials, remediation and clean-up costs and other environmental damages. We may, from time to time, be involved in administrative and judicial proceedings relating to such matters, which could have a material adverse effect on our business, financial condition and results of operations.

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

We currently have a substantial amount of debt and significant interest payment requirements. As at December 31, 2020, we had $4.1 billion of consolidated long-term debt (long -term debt plus bank indebtedness) excluding Quebecor Media subordinated loans. Our indebtedness could have significant consequences, including the following:

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

Although we have significant indebtedness, as at December 31, 2020, we had approximately $1.5 billion available for additional borrowings under our existing credit facilities on a consolidated basis, and the indentures governing our outstanding Senior Notes would permit us to incur substantial additional indebtedness in the future. If we or our subsidiaries incur additional debt, the risks we now face as a result of our leverage could intensify. For more information regarding our long-term debt and its maturities, refer to Note 15 to our audited consolidated financial statements for the year ended December 31, 2020, included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility, which may prevent us from capitalizing on certain business opportunities.”

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

We may be required from time to time to refinance certain of our existing debt at or prior to maturity. Our ability and our subsidiaries’ ability to obtain additional financing to repay such existing debt at maturity will depend upon a number of factors, including prevailing market conditions, credit availability and our operating performance. There can be no assurance that any such financing will be available to us on favorable terms or at all. See also the risk factor “— The volatility and disruptions in the capital and credit markets could adversely affect our business, including the cost of new capital, our ability to refinance our scheduled debt maturities and meet our other obligations as they become due.”

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

Our registered office is located at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, and our telephone number is (514) 281-1232. Our corporate website may be accessed through the URL http://www.videotron.com. The information found on our corporate website or on any other website to which we refer in this annual report does not, however, form part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States with respect to our Senior Notes (other than our Canadian-dollar denominated Senior Notes due 2025, 2026, 2030 and 2031) is CT Corporation System, 28 Liberty Street, New York, New York 10005.

Since December 31, 2017, we have undertaken and/or completed several business acquisitions, combinations, divestitures and business development projects and financing transactions, including, among others, the following:

•

On March 22, 2021, Videotron and the Government of Québec signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in remote regions. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258 million, which will be fully invested in Videotron’s network extension.

•	On January 22, 2021, following the close of the period covered by this annual report, we issued $650.0 million aggregate principal amount of 3⅛% Senior Notes maturing on January 15, 2031, for net proceeds of $644.1 million, net of financing fees of approximately $5.9 million. We intend to use the proceeds for general corporate purposes, including, without limitation, for the repayment of a portion of our outstanding indebtedness.

•

On December 15, 2020, we announced the launch of our 5G network, with service to be phased in first in the City of Montréal and then rolled out in other parts of Québec. This state-of-the-art technology offers customers faster upload and download speeds and supports the introduction of new applications.

•

From March 13, 2020, through June 30, 2020, and from December 20, 2020 through January 3, 2021, we suspended data caps on all of our customers’ residential and business Internet plans to support the implementation of effective teleworking arrangements at Québec businesses and enable customers to stay connected with loved ones during the COVID-19 pandemic. From March 13, 2020, to June 30, 2020, we also cancelled roaming charges outside Canada and the Daily Traveller Pass fee.

•	On December 13, 2019, we announced that Samsung Electronics Co. Ltd. (“Samsung”) had been chosen as a partner for the roll-out of LTE-A and 5G radio access technology in Québec and in the Ottawa area.

•

On October 8, 2019, we issued $800.0 million aggregate principal amount of 4.50% Senior Notes maturing on January 15, 2030, for net proceeds of $790.7 million, net of financing fees of $9.3 million. We used the proceeds mainly to pay down a portion of the amount due under our secured credit facility.

•

On August 27, 2019, we launched Helix, the new technology platform that is revolutionizing entertainment and home management with voice remote, ultra-intelligent Wi-Fi, and support for home automation, all tailored to customer needs and preferences.

•

On April 10, 2019, we purchased ten blocks of low-frequency spectrum in the 600 MHz band during ISED’s commercial mobile spectrum auction. The licenses, which cover Eastern, Southern and Northern Québec as well as the Outaouais and Eastern Ontario areas, were acquired for $255.8 million.

•

On January 22, 2019, we sold to Quebecor Media our 4Degrees Colocation Inc. data centre operations, which were ultimately sold to a third party on January 24, 2019, for an amount of $261.6 million fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by the Corporation. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $115.7 million was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. In the year ended December 31, 2020, a net gain of $34.8 million (without any tax consequence) was recorded as certain adjusting closing conditions were achieved. The results of operations and cash flows of this business were reclassified as discontinued operations in the consolidated statements of income and cash flows. These discontinued operations were transferred to Quebecor Media in exchange of a promissory note receivable for an amount of $260.7 million from which $100.7 million was reimbursed subsequently.

•

On January 7, 2019, we announced certain senior management changes whereby Jean-François Pruneau, formerly Senior Vice President and Chief Financial Officer of Quebecor Media, was appointed President and Chief Executive officer of Videotron, in replacement of Manon Brouillette who stepped down for personal reasons.

•

On November 26, 2018, we increased our secured revolving credit facility from $965.0 million to $1.5 billion and extended its maturity to July 2023. Some of the terms and conditions related to this credit facility were also amended.

•

On September 13, 2018, we launched Fizz, a dynamic and competitive new mobile and Internet brand that delivers mobile telephony and Internet service featuring advantageous pricing, a fully digital experience and user autonomy.

B-        Business Overview

Overview

We are a leading cable operator in Canada and the largest in the Province of Québec based on the number of wireline revenue generating units (“RGUs”), as well as a leading provider of mobile telephony and OTT video services in the Province of Québec. Our cable network is the largest broadband network in the Province of Québec covering approximately 80% of the Province of Québec’s estimated 3.7 million premises. The deployment of our LTE-A and 5G wireless networks and our enhanced offering of mobile communication services for residential and business customers will allow us to further consolidate our position as a provider of integrated telecommunication services as well as an entertainment and content leader. Our products and services are supported by the latest coaxial, fibre-optic and wireless technologies. Through roaming agreements with hundreds of domestic and international network operators, our customers benefit from extensive coverage in Canada and throughout the world.

Competitive Strengths

Leading Market Positions

We are a leading cable operator in Canada and the largest in the Province of Québec, in each case based on the number of wireline RGUs. We believe that our strong market position has enabled us to launch and deploy new products and services more effectively. For example, since the introduction of our Internet access service, we estimate that we have become the largest provider of such service in the geographic areas we serve. In the mobile telephony segment, we estimate that our Videotron brand currently holds the second largest market share in the geographic areas we serve and the largest market share in terms of gross subscriber additions in 2020. Our extensive proprietary and third-party retail distribution network of stores and points of sale, including our Videotron-branded stores and kiosks, as well as our Videotron authorized dealers, assist us in marketing and distributing our advanced telecommunications services, such as Internet access, television and mobile telephony, on a large-scale basis. We are also a leading provider of telecommunications services to the small-medium business (“SMB”) market of enterprises consisting of 1-100 employees in the Province of Québec.

Differentiated Bundled Services and New Products

Through our technologically advanced wireline and wireless network, we offer a differentiated, bundled suite of entertainment, information and communication services, products and content, including IPTV, digital television, Internet access, Video-On-Demand (“VOD”), Club illico and other interactive television services, as well as residential and commercial wireline telephony services using VoIP technology, and mobile telephony services. In addition, we deliver high-quality services and products, including, for example, our high-speed Internet access service which enables our customers to download data at a speed higher than currently offered by standard DSL technology. We also offer one of the widest ranges of French-language programming in Canada.

On September 13, 2018, we launched Fizz, a mobile and Internet brand that delivers mobile and Internet services featuring advantageous pricing, as well as a fully digital experience focused on simplicity, autonomy and sharing, thus enhancing traditional mobile and Internet services. It has been developed to respond to the technological needs and behaviours of Generation Z and millennials and to expand our market share in this market segment.

On August 27, 2019, we unveiled Helix, an IPTV and cloud-enabled video platform based on Comcast’s Xfinity X1 platform, which provides customers with integrated search functionalities, including the use of a voice-activated remote control, personalized recommendations and access to, and integration of content from, certain third-party Internet applications, such as Netflix and YouTube. We have also launched two mobile applications for our Helix customers: (i) the Helix Fi app, which lets customers control their home Wi-Fi network, set time restrictions for children’s Internet use, quickly and easily disconnect a device from the network and control household smart devices; and (ii) the Helix app, which lets users control their cloud DVR remotely, watch live TV as well as a large quantity of on demand content anytime, anywhere. Cloud DVR technology is offered in substantially all of our markets. Cloud DVR technology allows video customers to record programming via their set-top boxes using cloud-based servers and view those recordings on mobile devices via the Helix app.

Advanced Broadband Network

We are able to leverage our advanced broadband network, to offer a wide range of advanced services, such as IPTV digital television, VOD, Internet access and wireline telephony services. We are committed to maintaining and upgrading our network capacity and, to that end, we currently anticipate that ongoing capital expenditures will continue to be required to accommodate the evolution of our products and services and to meet the demand for increased capacity.

Focused and Highly Reliable Network Cluster

Our single hybrid fibre coaxial clustered network covers approximately 80% of the Province of Québec’s total addressable market and nine of the province’s top ten urban areas. We believe that our single cluster network architecture provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services such as Helix, Club illico and Fizz, and a lower cost structure through reduced maintenance and technical support costs.

Strong, Market-Focused Management Team

We have a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications and technology. Under the leadership of our senior management team, we have, among other things, improved penetration of our Internet access service, our subscription-based OTT entertainment service and our mobile telephony services, including through the successful build-out and launch of our mobile telephony network and upgrade to LTE-A and 5G technologies.

Products and Services

We currently offer to our customers wireline services, mobile telephony services, OTT video services and business telecommunications services.

Wireline Services

Our coaxial and fibre-optic network large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by our customers have presented us with significant opportunities to expand our sources of revenue. We currently offer a variety of advanced products and services, including Internet access, digital multiplatform television, wireline telephony and selected interactive services.

•

Helix Services. Our IPTV service, Helix, is based on the Comcast Xfinity X1 platform and is built around voice-controlled assistant technology. Helix offers a smarter and more powerful Wi-Fi coverage, an enhanced TV experience through IP technology, seamless integration of Web content platforms and home automation features. We have also launched two mobile apps for our Helix customers: (i) the Helix Fi app, which lets customers control their home Wi-Fi network, set time restrictions for children’s Internet use, quickly and easily disconnect a device from the network and control household smart devices; and (ii) the Helix app, which lets users control their cloud DVR remotely, watch live TV as well as a large quantity of on demand content anytime, anywhere.

•

Internet Access. Leveraging our advanced cable infrastructure, we offer Internet access to our customers primarily via cable modems. We provide this service at download speeds of up to 400 Mbps to more than 96% of our homes passed. As of December 31, 2020, we had 1,796,800 Internet access customers, representing 60.0% of our total homes passed. Based on internal estimates, we are the largest provider of Internet access services in the areas we serve with an estimated market share of 49.0% as of December 31, 2020.

•

Television. We currently have installed headend equipment connected to a unified fibre-optic and coax network capable of delivering digitally encoded transmissions to a two-way digital gateway in the customer’s home and premises. In accordance with CRTC regulations, we offer a basic package including basic television channels, access to VOD and an interactive programming guide. Furthermore, most of our custom packages include the basic package and audio channels providing digital-quality music. We were the first to extend our digital television offering allowing customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of additional channels, including U.S. super-stations and other special entertainment programs. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. As of December 31, 2020, we had 1,475,600 customers for our digital television service, representing 49.3% of our total homes passed.

•

Video-On-Demand. VOD service enables our customers to rent content from a library of movies, documentaries and other programming through their digital gateway, computer, tablet or mobile phone. Our customers are able to rent their VOD selections for a period of up to 48 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during their rental period. In addition, customers can resume viewing on-demand programming that was paused on either the television or mobile app offered on the iOS and Android platforms. These applications feature a customizable, intuitive interface that brings up selections of content based on the customer’s individual settings and enhances the experience by suggesting personalized themed content. These applications smartly and swiftly highlight any content available from the illico and Helix catalog as well as third party catalogs such as Netflix, and YouTube (provided customers have a subscription with such service), including VOD titles, live television broadcasts or recorded shows, and allow customers to transfer it directly and seamlessly from their mobile devices to their television.

•

Pay-Per-View and pay television channels. Pay-Per-View is a group of channels that allows our digital customers to order live events, such as sports events, and comedy shows based on a pre-determined schedule. In addition, we offer pay television channels on a subscription basis that allow our customers to access and watch most of the movies available on the linear pay TV channels these customers subscribe to.

•

Wireline Telephony. We offer wireline telephony service to our residential customers using VoIP technology. As of December 31, 2020, we had 924,700 subscribers to our wireline telephony service, representing a penetration rate of 30.9% of our homes passed.

Club illico

Our subscription-based OTT entertainment service, Club illico, offers a rich and varied selection of unlimited, on-demand French-language content (movies, television shows, children’s shows, teen series, documentaries, comedy performances and concerts). In its efforts to offer original content to its customers, Club illico funds the production of series, documentaries, movies and shows for which it holds first window rights, prior to their linear broadcast. Club illico boasts over 592 million viewings since its launch in 2013, making it a key player in the Québec on-demand video entertainment landscape. On November 15, 2017, Videotron launched the Club illico mobile application. As of December 31, 2020, 199,600 customers had downloaded this application.

On December 31, 2020, the Club illico service had 469,700 subscribers.

Mobile Services

We are a key player in the Province of Québec in delivering a range of innovative wireless network technologies and services. Our wireless services are offered under the Videotron and Fizz brands and provide consumers and businesses with the latest wireless devices, services, and applications including: mobile high-speed Internet access; wireless voice and enhanced voice features; device protection; in-store expert advice; text messaging; e-mail; global voice and data roaming; and advanced wireless solutions for businesses.

In 2013, we signed a 20-year agreement with Rogers Communications Inc. (“Rogers”) for the cooperation and collaboration in the build-out and operation of a shared LTE wireless network in the Province of Québec and the Ottawa region (the “Rogers LTE Agreement”). In September 2014, we launched our shared LTE wireless network, with Rogers. We maintain our business independence throughout this agreement, including our product and service portfolios, billing systems and customer data.

We have a total of 130 MHz of mobile spectrum in most regions of Québec and 90 MHz in the Ottawa area, spread across the AWS-1, AWS-3, 600 MHz, 700 MHz and 2500 MHz bands. During 2020, both LTE-A and 5G technologies were deployed in selected areas and will continue to be deployed for the next few years.

As of December 31, 2020, most households and businesses on our cable footprint had access to our advanced mobile services. As of December 31, 2020, there were 1,481,100 lines activated on our wireless network, representing a year-over-year increase of 150,600 lines (11.3%).

Business Telecommunications Services

Videotron Business is a premier full-service telecommunications provider servicing small, medium and large sized businesses, as well as telecommunications carriers. In recent years, we have significantly grown our customer base and have become a leader in the Province of Québec’s business telecommunications segment. Products and services include mobile telephony, Internet access, telephony and television solutions, as well as fibre connectivity, private network connectivity, Wi-Fi, managed services and security solutions. The depth of our service offering enables Videotron Business to meet the growing demand from business customers.

We serve customers through a dedicated salesforce and customer service teams with solid expertise in the business market. Videotron Business relies on its extensive coaxial, fibre-optic and LTE -A and 5G wireless networks to provide the best possible customized solutions to all of its customers.

Customer Statistics Summary

The following table summarizes our customer statistics for our suite of advanced products and services:

	As of December 31,
	2020	2019	2018	2017	2016
	(in thousands of customers)
Revenue-generating units (RGUs)	6,147.9	6,076.2	5,990.3	5,881.1	5,765.4
Mobile Telephony
Mobile telephony lines	1,481.1	1,330.5	1,153.8	1,024.0	893.9
Internet
Internet customers	1,796.8	1,727.3	1,704.5	1,666.5	1,612.8
Penetration(1)	60.0%	58.6%	58.6%	58.0%	56.8%
Television
Basic customers(2)	1,475.6	1,531.8	1,597.3	1,640.5	1,690.9
Penetration(1)	49.3%	51.9%	54.9%	57.1%	59.6%
Digital customers(3)	1,475.6	1,531.8	1,597.3	1,640.5	1,587.1
Penetration(4)	100%	100%	100%	100%	93.9%
Wireline Telephony
Wireline telephony lines	924.7	1,027.3	1,113.9	1,188.5	1,253.1
Penetration(1)	30.9%	34.8%	38.3%	41.4%	44.1%
Club illico
Over-the-top video customers	469.7	459.3	420.8	361.6	314.7
Homes passed(5)	2,994.7	2,950.1	2,907.9	2,873.7	2,839.3

(1)	Represents customers (or telephony lines) as a percentage of total homes passed.

(2)	Basic customers are customers who receive basic television service in either the analog or digital mode and IPTV services.

(3)	At the end of 2017, substantially all subscribers to the analog television service had migrated to digital service.

(4)	Represents customers for the digital service as a percentage of basic customers.

(5)

Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by our wireline distribution network in a given cable system service area in which the programming services are offered.

Pricing of our Products and Services

Our revenues are mainly derived from the monthly fees our customers pay for television services, Internet access and mobile and wireline telephony services, as well as Club illico. The rates we charge vary based on the market served and the level of service selected. Rates are adjusted regularly. We also offer discounts to our customers who subscribe to more than one of our services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2020, the average monthly invoice on recurring subscription fees per residential customer was $118.77 (representing a 1.9% year-over-year increase) and approximately 67% of our customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly instalment payments for equipment, such as gateways or Wi-Fi routers, can be charged depending on the promotional offer.

Our Network Technology

Cable Services

As of December 31, 2020, our cable network consisted of fibre-optic cable and coaxial cable, covering approximately 3.0 million homes and serving approximately 2.4 million customers in the Province of Québec. Our network is the largest broadband network in the Province of Québec covering approximately 80% of premises. Our extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

Our cable network is comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or over-the-air reception quality and transmitted to the main headends by way of fibre-optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2/MPEG4 signals and the IP backbone for the Internet services. The first stage of this distribution consists of a fibre-optic link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fibre coaxial cable network made of wide-band optical nodes, amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer’s television set directly or, depending on the area or the services selected, through various types of customer equipment including set-top boxes, gateways and modems.

We have adopted the hybrid fibre coaxial (“HFC”) network architecture as the standard for our network. HFC network architecture combines the use of both fibre-optic and coaxial cables. Fibre-optic cable has good broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, we deliver our signals via fibre-optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. We build our network by implementing cells of 125 homes. As a result of the modernization of our network, our network design now provides for average cells of 159 homes throughout our footprint. To allow for this configuration, over the years, secondary headends were put into operation in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area. Remote secondary headends must also be connected with fibre-optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream information (two-way). The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided us with significant flexibility to offer customized programming to individual cells.

Starting in 2008, and until year end 2019, an extensive network modernization effort took place in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet access services. This modernization implied an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extended the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative resulted in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (there is much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services. The RF spectrum is set with digital information using quadrature amplitude modulation. MPEG video compression techniques and the DOCSIS protocol allow us to provide a great service offering of standard definition, HD and UHD video, as well as complete voice and Internet services.

We currently use the latest CableLabs DOCSIS 3.1 standard on our network. DOCSIS 3.1 is a new-generation technology developed by the CableLabs consortium, of which we are a member. DOCSIS 3.1 uses Orthogonal Frequency-Division Multiplexing (OFDM) modulation and Low-Density Parity Check (LDPC) correction algorithm that provide better resiliency to RF interference and increase throughput for the same spectrum (increased Mbps/MHz). DOCSIS 4.0 specifications have been made available and this technology will potentially deliver speeds of up to 10 Gbps for downloads and up to 1 Gbps for uploads.

Our strategy of maintaining a leadership position in respect of the suite of products and services that we offer and launching new products and services requires investments in our network to support growth in our customer base and increases in bandwidth requirements. 87% of our network in the Province of Québec has been upgraded to a bandwidth of 1002 MHz, the remaining of our network being at 750 MHz. Also, in light of the greater availability of HD and UHD television programming and the ever increasing speed of Internet access, further investments in our network will be required.

Fibre-optic technology has been used extensively in our network as part of our HFC architecture. We currently deliver our signals via fibre-optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. Based on an already fibre-deep network, the growing demand for transmission speed and capacity, and the rapid price erosion of fibre optic-based distribution technology, we are exploring a Fibre to the home (“FTTH”) solution for our residential customers.

This FTTH solution uses the Passive Optical Network (“PON”) fibre-optic telecommunications technology for delivering high speed/high capacity broadband access to customers. Its architecture is based on a point-to-multipoint topology, in which a single optical fibre serves multiple endpoints by using unpowered (passive) fibre-optic splitters to divide the fibre bandwidth among multiple terminals. More precisely, we are exploring the use of the IEEE Ethernet PON (“EPON”) version with capabilities evolving from 10Gbps to many tens of Gbps.

EPON takes also advantage of DOCSIS Provisioning of Ethernet Passive Optical Network, or DPoE. DPoE is a set of Cable Television Laboratory specifications that implement the DOCSIS Operations Administration Maintenance and Provisioning functionality on existing EPON equipment. It makes the EPON look and act like a DOCSIS platform, facilitating the migration of existing services.

Our FTTH deployment will be progressive. Expansion (greenfield) deployment for new constructions or territories will be mostly FTTH while existing areas will be migrated based on capacity requirements.

Mobile Services

As of December 31, 2020, our shared LTE network reached 94% of the population of the Province of Québec and the Greater Ottawa Area, allowing the vast majority of our potential clients to have access to the latest mobile services. Almost all of our towers and transmission equipment are linked through our fibre-optic network using a multiple label switching – or MPLS – protocol. We plan to continue developing and enhancing our mobile technological offering by densifying network coverage and increasing download speeds. Our network is designed to support important customer growth in coming years as well as rapidly evolving mobile technologies. On October 20, 2017, we introduced the Voice over LTE (VoLTE) feature, a new generation of mobile voice services providing eligible users with improved indoor coverage and faster call routing and, on calls between our customers, enabling users to experience HD sound quality on the LTE network.

Our strategy in the coming years is to build on our position as a telecommunication leader with our mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as LTE-A and heterogeneous networks are being deployed.

On December 13, 2019, following an exhaustive request for proposal process, we selected Samsung as our LTE-A and 5G network equipment provider. During 2020, both LTE-A and 5G technologies were deployed in selected areas and will continue to be deployed for the next few years

In parallel, we maintained our High Speed Packet Access + (“HSPA+”) network throughout the Province of Québec and over the Greater Ottawa Area. Our HSPA+ customers continue to migrate to next generation networks.

Marketing and Customer Care

Our long term marketing objective is to increase our cash flow through deeper market penetration of our services, development of new services and revenue and operating margin growth per customer. We believe that customers will come to view their cable and IP connection as the best distribution channel to their home for a multitude of services. To achieve this objective, we are pursuing the following strategies:

•	develop attractive bundle offers to encourage our customers to subscribe to two or more products, which increases average billing per unit – or ABPU – customer retention and operating margins;

•

continue to rapidly deploy advanced products on all our services – mobile and wireline telephony, Internet access, television and Club illico – to maintain and increase our leadership and consequently, to gain additional market share;

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

We continue to invest time, effort and financial resources in marketing new and existing services. To increase both customer penetration and the number of services used by our customers, we use integrated marketing techniques, including door-to-door solicitation, telemarketing, drive-to-store, media advertising, e-marketing, Short Message Service (SMS) and direct mail solicitation. Those initiatives are also strongly supported by business intelligence and artificial intelligence tools such as predictive churn models.

Maximizing customer satisfaction is a key element of our business strategy. In support of our commitment to customer satisfaction, we continue to provide a 24-hour customer service hotline seven days a week, in addition to our web-based customer service capabilities. All of our customer service representatives and technical support staff are trained to assist customers with all of our products and services, which in turn allows our customers to be served more efficiently and seamlessly. Our customer care representatives continue to receive extensive training to perfect their product knowledge and skills, which contributes to retention of customers and higher levels of customer service. We utilize surveys, focus groups and other research tools to assist us in our marketing efforts and anticipate customer needs. To increase customer loyalty, we also leverage strategic partnerships to offer exclusive promotions, privileges and contests which contribute in expanding our value proposition to our customers.

Programming

We believe that offering a wide variety of programming is an important factor in influencing a customer’s decision to subscribe to, and retain, our wireline services. We devote resources to obtaining access to a wide range of programming that we believe will appeal to both existing and potential customers. We rely on extensive market research, customer demographics and local programming preferences to determine our channel and package offerings. The CRTC currently regulates the distribution of foreign content in Canada and, as a result, we are limited in our ability to provide such programming to our customers. We obtain basic and premium programming from a number of suppliers, including all major Canadian media groups.

Our programming contracts generally provide for a fixed term of up to five years and are subject to negotiated renewal. Programming tends to be made available to us for a flat fee per customer. Our overall programming costs have increased in recent years and may continue to increase due to factors including, but not limited to, additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase specialty programming, inflationary or negotiated annual increases, the concentration of broadcasters following acquisitions in the market, the increased competition from OTT service providers for content and the significant increased costs of sports content rights.

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

•

Providers of Other Entertainment. Television service providers face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including digital recorders, OTT content providers, such as Netflix, Amazon Prime Video, Disney+ and Apple TV+, Blu-ray players and video games. The extent to which a television service is competitive depends in significant part upon the television service provider’s ability to provide a greater variety of programming, superior technical performance and superior customer service that are available through competitive alternative delivery sources. Club illico, our subscription-based OTT platform offering a rich and varied selection of unlimited on-demand content, allows us to reduce the effect of competition from alternative delivery sources, as well as to reduce churn, and is a market differentiating factor for customers seeking additional content and home entertainment.

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

•

Internet Video Streaming. The continuous technology improvement of the Internet, combined with higher download speeds and its affordability, favors the development and deployment of alternative technologies such as digital content offered by OTT service providers through various Internet streaming platforms. While having a positive impact on the demand for our Internet access services, this model could adversely impact the demand for our television services.

•

VDSL. VDSL technology increases the available capacity of DSL lines, thereby allowing the distribution of digital video. Multi-system operators are now facing competition from ILECs, which have been granted licenses to launch video distribution services using this technology, which operates over copper phone lines. The transmission capabilities of VDSL are significantly boosted with the deployment of technologies such as vectoring (the reduction or elimination of the effects of far-end crosstalk) and twisted pair bonding (use of additional twisted pairs to increase data carriage capacity). ILECs have already replaced many of their main feeds with fibre-optic cable and are positioning VDSL transceivers, a VDSL gateway, in larger multiple-dwelling units, in order to overcome the initial distance limitations of VDSL. With this added capacity, along with the evolution of compression technology, VDSL-2 offers significant opportunities for services and increase its competitive threat against other multi-system operators.

•

Direct Broadcast Satellite. DBS is also a competitor to our television services. DBS delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to cable delivery transmissions. This form of distribution generally provides more channels than some of our television services and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. Like digital cable distribution, DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.

•

Mobile Telephony Services. With our mobile network, we compete against a mix of participants, some of them being active in some or all the products we offer, while others only offer mobile services in our market. The Canadian incumbents have deployed their LTE networks and this technology has become an industry standard. These incumbents are currently upgrading their networks and have launched 5G mobile services in certain geographic areas.

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

•

Grey and Black Market Providers. Providers of television signals continue to face competition from the use of access codes and equipment that enable the unauthorized decoding of encrypted satellite signals, from unauthorized access to our television signals (black market) and from the reception of foreign signals through subscriptions to foreign satellite television providers that are not lawful distributors in Canada (grey market).

•	Telephony Service. Our wireline telephony service competes against ILECs and other telephony service providers, VoIP telephony service providers and mobile telephony service providers.

•

Third Party Internet Service Providers. In the Internet access business, cable operators compete against third party ISPs offering residential and commercial Internet access, as well as VoIP and video distribution services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high-speed Internet network to competitive Internet service providers at mandated rates.

•

Business Telecommunications Services. In the Business segment we compete against ILECs, resellers, OTT solution providers (mostly in VoIP solutions), managed service providers and IT solution providers.

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

Diversity of Voices

The CRTC’s Broadcasting Public Notice CRTC 2008-4, entitled “Diversity of Voices” sets forth the CRTC’s policies with respect to cross-media ownership; the common ownership of television services, including pay and specialty services; the common ownership of BDUs; and the common ownership of over-the-air television and radio undertakings. Pursuant to these policies, the CRTC will generally permit ownership by one person of no more than one conventional television station in one language in a given market. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. The CRTC, as a general rule, will not approve applications for a change in effective control that would result in the control, by one person, of a dominant position in the delivery of television services to Canadians that would impact on the diversity of programming available to television audiences. In terms of BDUs, the CRTC, as a general rule, will not approve applications for a change in the effective control of BDUs in a market that would result in one person being in a position to effectively control the delivery of programming services in that market. The CRTC is not prepared to allow one person to control all BDUs in any given market.

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

Broadcasting and Telecommunications Legislative Review

The Canadian Government has asked the Broadcasting and Telecommunications Legislative Review Panel to present recommendations on legislative changes that may be needed to maximize the benefits the digital age brings to citizens, creators, cultural stakeholders, the communications industry and the Canadian economy. On January 29, 2020, the Review Panel released its final report. Given the non-binding nature of the recommendations made by the Review Panel in its final report, we have no visibility as to which recommendations, if any, will be implemented. Following the release of the Review Panel final report, the Government of Canada has put forward Bill C-10, an Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts, which is mainly designed to regulate online broadcasting services.

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

Canadian Broadcasting Distribution (Television)

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

We operate 59 cable systems pursuant either to the issuance of a license or of an order that exempts certain network operations from the obligation to hold a license. Cable systems with 20,000 customers or fewer and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC on February 15, 2010 (Broadcasting Order CRTC 2009-544). These cable systems are required to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. We remain with only 8 cable distribution licenses that were renewed on August 2, 2018, in Broadcasting Decision CRTC 2018-269, from September 1, 2018 to August 31, 2024.

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

Rates

Our revenue related to television is derived mainly from (a) monthly subscription fees for basic cable service; (b) fees for premium services such as specialty services, pay-television, pay-per-view television and VOD; and (c) installation and additional outlets charges.

Pursuant to Broadcasting Regulatory Policy CRTC 2015-96, as of March 1, 2016, the CRTC regulates the fees charged by cable or non- cable BDUs for the basic service. The price of the entry-level basic service offering will be limited to $25 or less per month.

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

In the Canadian telecommunications market, we operate as a Competitive Local Exchange Carrier (“CLEC”) and a Broadcast Carrier. We also operate our own 4G, LTE-A and 5G mobile wireless networks and offer services over these networks as a Wireless Service Provider (“WSP”).

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

On May 27, 2019, we were issued 10 licenses for low frequency spectrum in the 600 MHz band, a band well suited for the deployment of 5G wireless services. These licenses provide for 30 MHz of spectrum coverage in Eastern, Southern and Northern Québec, as well as 10 MHz of coverage in Eastern Ontario and the Outaouais. These licenses have a term of 20 years, with renewal conditions identical to those described above for our 700 MHz, AWS-3 and 2500 MHz licenses.

On March 5, 2020, ISED announced its policy and licensing framework for the auction of commercial mobile spectrum in the 3500 MHz band. The framework includes most notably the set aside of 50 MHz of spectrum in most license territories for eligible facilities-based telecommunication service providers like Videotron that are not national incumbent wireless carriers. The auction will commence on June 15, 2021 and is expected to continue for several weeks. The mid frequency 3500 MHz band is considered a key band for early 5G deployment.

On August 27, 2020, ISED initiated a consultation on the technical and policy framework for the 3800 MHz band. A decision on this framework is expected in due course, to be followed by a further consultation on the licensing framework for the band, culminating in a spectrum auction in 2023. In addition, ISED has announced its intention to conduct an auction of high frequency millimetre wave spectrum. However, a public consultation on the technical, policy and licensing framework for this spectrum, has not yet been initiated. The 3800 MHz and the millimetre bands are also viewed as well-suited for the deployment of 5G wireless services.

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

In a decision issued on December 21, 2016, the CRTC established a new universal service objective under which all Canadians, in urban areas as well as rural and remote areas, are to have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To help achieve this universal service objective, the CRTC is shifting the focus of its regulatory frameworks from voice services to broadband Internet access services. Most notably, in a decision issued on June 26, 2018, the CRTC confirmed that it will phase out over a period of three years ending December 31, 2021 the existing revenue-based contribution regime that subsidizes local telephone service and replace it with a new regime that will subsidize broadband Internet access services in underserved areas. The new regime began on January 1, 2020, with an expansion of the contribution base to include retail Internet revenues for the first time. A total of $100 million is being collected for broadband Internet projects in 2020, increasing gradually to $200 million in 2024. Distribution of the collected funds to eligible broadband Internet projects is occurring through a series of calls for applications. Announcements of winning applications began in 2020 and are expected to continue on a periodic basis. A second, larger group of winning applications is expected to be announced in early 2021. As a result of these changes, Videotron is incurring increased revenue-based contribution payments beginning in 2020. Videotron has also submitted several applications for subsidies to help finance broadband Internet expansion projects in underserved areas.

In parallel with the CRTC’s initiative, the federal government has also announced a series of initiatives intended to subsidize or otherwise facilitate the provision of broadband Internet access services in underserved areas. Most notable is the creation of a $1.75 billion Universal Broadband Fund (“UBF”). Videotron has made several applications for funding under the UBF. The Government of Québec also subsidizes the provision of broadband Internet access services in underserved areas through the Régions branchées program. On May 25, 2020, the Government of Québec announced that Videotron would be a recipient of funding under this program. On March 22, 2021, Videotron and the Government of Québec signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in remote regions. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258 million, which will be fully invested in Videotron’s network extension.

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

We have entered into comprehensive support structure access agreements with all of the major hydro-electric companies and all of the major telecommunications companies in its service territory. Difficulties have nevertheless been encountered in securing timely, efficient and cost-effective access to the support structures of Bell. As a result, on June 16, 2020, we filed an application with the CRTC requesting it to take action to eliminate Bell’s anticompetitive practices. Also, on October 30, 2020, in response to concerns raised by numerous parties including Videotron, the CRTC initiated its own broader consultation regarding potential regulatory measures to make access to poles by Canadian carriers more efficient. Decisions on our application and the broader consultation are expected in due course.

In addition, on May 12, 2020, Rogers and us filed a joint application with the CRTC requesting it to direct Bell to process and grant permit applications for small cell attachments to Bell poles. Access to poles for small cell attachments is important for the deployment of 5G wireless services. A decision on this joint application is expected in due course.

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

Right to access to in-building wire in multi-dwelling units (“MDUs”)

On June 30, 2003, the CRTC published a decision in which it set out the “MDU access condition”, which states that the provision of telecommunications service by a Local Exchange Carrier (“LEC”) in an MDU is subject to the condition that all LECs wishing to serve end-users in that MDU are able to access those end-users on a timely basis, by means of resale, leased facilities, or their own facilities, at their choice, under reasonable terms and conditions.

On June 21, 2019, the CRTC published a decision in which it expressed the preliminary views that (i) the MDU access condition and associated obligations should be extended to all carrier ISPs, and potentially to all telecommunications service providers (“TSPs”), and (ii) all carrier ISPs, and potentially all TSPs, should have access to LECs’ and other TSPs’ in-building wire in MDUs on the same basis as registered CLECs and regardless of technology.

On December 16, 2019, the CRTC initiated a proceeding to (i) request comments on the preliminary views it expressed in its June 21, 2019 decision, (ii) consider how access to in-building wire in MDUs should be expanded, and (iii) consider appropriate rates, terms, and conditions. In this proceeding, we have argued against the unnecessary duplication of fibre in-building wire, arguing instead that competitive carriers such as Videotron should have a right to access to fibre in-building wire installed by incumbent carriers. The rules established as a result of this proceeding could have a significant impact on the cost of deployment of next generation services to MDUs. A decision is expected in due course.

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

The largest cable operators in Canada, including us, have been required by the CRTC to provide third-party ISPs with access to their cable systems at mandated cost-based rates. At the same time we offer any new retail Internet service speed, we are required to file proposed revisions to our third party Internet access or TPIA tariff to include this new speed offering. TPIA tariff items have been filed and approved for all our Internet service speeds. Numerous third party ISPs are interconnected to our cable network and are thereby providing retail Internet access services.

The CRTC also requires the large cable carriers, such as us, to allow third party ISPs to provide telephony, networking and broadcast distribution services by way of our TPIA service.

In a series of decisions since 2015, the CRTC has reemphasized the importance it accords to mandated wholesale access arrangements as a driver of competition in the retail Internet access market. Most significantly, the CRTC has ordered all of the major telephone and cable companies, including us, to provide new disaggregated wholesale access services, which are to replace existing aggregated wholesale access services after a transition period. These disaggregated services involve third-party ISPs provisioning their own regional transport services. They also include mandated access to Internet services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. Rates for these new disaggregated TPIA services have been approved on an interim basis. Approval of final rates is not expected until after the CRTC rules on the outstanding review and vary applications related to the final rates for aggregated wholesale Internet access services, as discussed below. Furthermore, on June 11, 2020, the CRTC initiated a consultation on possible revisions to the network configuration for disaggregated wholesale Internet access services, with a view toward facilitating deployment of these services. A decision on the matters raised in this consultation is expected in due course and may have an impact on the timing of the approval of final disaggregated tariff rates.

In parallel, on October 6, 2016, the CRTC ordered a significant interim reduction to the aggregated wholesale Internet access service tariffs of the large cable carriers and telephone companies, pending approval of revised final rates. The interim rate reduction took effect immediately.

On August 15, 2019, the CRTC published a decision on the final aggregated wholesale Internet tariffs of the large cable carriers and telephone companies. These final tariffs are substantially below the interim tariffs published on October 6, 2016 and include, for the first time, a flat rate for wholesale Internet access independent of access speed. In addition, the CRTC ordered that these final tariffs be applied retroactively to March 31, 2016. In the case of Videotron, we estimate this could represent a reduction in earnings of approximately $30.0 million (before income taxes) in 2020 and a retrospective reduction of approximately $52.0 million (before income taxes) from March 31, 2016 to December 31, 2019.

On September 13, 2019, a coalition of cable companies (including Videotron) filed an appeal of the CRTC’s decision with the Federal Court of Appeal arguing, among other things, that the decision is marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. Bell filed a similar appeal. In a ruling dated September 10, 2020, the Federal Court of Appeal rejected these appeals. On November 12, 2020, the cable companies and Bell filed for leave to appeal the Federal Court of Appeal’s ruling to the Supreme Court of Canada. This request for leave to appeal was rejected on February 25, 2021.

On November 13, 2019, a coalition of cable companies (including Videotron) filed a petition to the federal Cabinet requesting that it order the CRTC to reconsider its August 15, 2019 decision concerning final aggregated wholesale Internet tariff rates. In an Order in Council dated August 15, 2020, the Cabinet stated that an order to the CRTC to reconsider its decision would be premature, as the CRTC had since been presented with applications to review and vary the same decision.

The above-referenced applications to review and vary the CRTC’s August 15, 2019 decision on final aggregated wholesale Internet tariff rates were filed by a coalition of cable companies (including Videotron), Bell and Telus on December 13, 2019. These applications expressed substantial doubt as to correctness of the rate setting methodology relied upon by the CRTC in the decision. On September 28, 2020, the CRTC approved a stay of its August 15, 2019 decision until it has completed its consideration of the review and vary applications. A decision on the review and vary applications remains outstanding.

If the CRTC’s August 15, 2019 decision is maintained in its current form, it will significantly reduce Videotron’s wholesale Internet service revenues. It will also significantly change the competitive landscape and will allow Internet resellers to adopt more aggressive pricing strategies in the retail market. This could affect our ability to recover our costs of providing these services.

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

The Wireless Code was published on June 3, 2013 and came into force on December 2, 2013. It includes, among other things, a limit on early cancellation fees to ensure customers can take advantage of competitive offers at least every two years, as well as measures requiring service providers to unlock wireless devices, to offer a trial period for wireless contracts, and to set default caps on data overage charges and data roaming charges. On June 15, 2017, the CRTC published a series of revisions to the Wireless Code. These revisions include, among other things, new rules ensuring customers will be provided with unlocked devices, giving families more control over data overages, setting minimum usage limits for the trial period and clarifying that data is a key contract term that cannot be changed during the commitment period without the customer’s consent. In addition, on March 4, 2021, the CRTC published a decision affirming that device financing plans fall under the scope of the Wireless Code, given the inextricable link between such plans and wireless service plans. As a result, the Commission determined that such plans with terms longer than 24 months are not compliant with the Wireless Code.

On July 31, 2014, after an investigation that confirmed instances of unjust discrimination and undue preference by one incumbent wireless carrier, the CRTC took action to prohibit exclusivity provisions in wholesale mobile wireless roaming agreements between Canadian carriers for service in Canada. Subsequently, on May 5, 2015, after a broader follow-up proceeding, the CRTC issued a comprehensive policy framework for the provision of wholesale wireless services, including roaming, tower sharing and MVNO access services. Most notably, the CRTC decided that each of the three national wireless incumbent carriers would be obliged to provide wholesale roaming services to regional and new entrant carriers at cost-based rates. On March 22, 2018, the CRTC ruled on the final cost-based rates, declaring them retroactive to May 5, 2015.

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

In its May 5, 2015 policy framework for the provision of wholesale wireless services, the CRTC elected not to order cost-based rates for either tower sharing or MVNO access services. In addition, the CRTC elected to exclude non-carrier Wi-Fi networks from the definition of “home network” for the purpose of determining who may access the wholesale roaming service tariffs of the national wireless incumbent carriers. This latter measure had the effect of denying access to these tariffs by Wi-Fi first service providers. Later, on July 20, 2017, in response to a directive received from the Governor in Council, the CRTC initiated a proceeding to review potential terms of access by Wi-Fi first service providers (and possibly other types of service providers) to the incumbents’ wholesale roaming service tariffs. On March 22, 2018, the CRTC ruled that no changes would be made to the terms of access by Wi-Fi first service providers, yet initiated a new proceeding to address an identified gap in the market for lower-cost data-only plans for consumers. In the course of this proceeding, the three national incumbent wireless carriers each filed specific proposals for lower-cost data-only plans they intended to implement. In a decision issued on December 17, 2018, the CRTC stated its expectation that the national incumbent wireless carriers implement these plans within 90 days and that these plans remain available until a decision is issued with respect to an upcoming review of mobile wireless services.

On February 28, 2019, the CRTC initiated its anticipated review of mobile wireless services. The review includes an assessment of the status of competition in the retail market. Depending on the results of this assessment, the CRTC is evaluating whether any changes to its mobile wireless service regulatory framework are required, which could include, for example, establishing new retail policies and imposing conditions of service. The review also includes an assessment of whether the CRTC needs to make adjustments or improvements to its existing wholesale roaming policy. In addition, the CRTC is considering submissions on its preliminary view that it would be appropriate to mandate that the national wireless carriers provide wholesale MVNO access as an outcome of the proceeding. Finally, the CRTC is considering parties’ views on whether any further regulatory measures are required to reduce barriers to the deployment of cellular infrastructure, for example regarding access to telephone utility support structures and municipal infrastructure. The decisions to be taken by the CRTC on all these matters, most notably the question of whether to mandate the provision of wholesale MVNO access, stand to have a significant impact on competitive environment for mobile wireless services and on Videotron’s business case for further network investment and expansion. A public hearing on these matters was held in February 2020. We expect the CRTC to publish its decisions shortly.

On April 20, 2017, the CRTC published a new policy framework for assessing the differential pricing practices of Internet service providers. With very narrow exceptions, this framework prohibits the offering of zero-rated services by Internet service providers in Canada, including mobile wireless data service providers. Simultaneously with the publication of this new framework, and as a first application thereof, the CRTC ordered us to cease providing our Unlimited Music mobile wireless offering. We have complied with this order. Going forward, this new framework will impact our flexibility in the design and marketing of our wireless and wireline data services.

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

D-    Organizational Structure

We are a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a wholly-owned subsidiary of Quebecor. The following chart illustrates our corporate structure as of March 11, 2021, including our significant subsidiaries, together with the jurisdiction of incorporation or organization of each entity. In each case, unless otherwise indicated, we own a 100% equity and voting interest in our subsidiaries.

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

ITEM 4A – Unresolved Staff Comments

None.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Management Discussion and Analysis provides information concerning the operating results and financial condition of Videotron Ltd (“Videotron” or the “Corporation”). This discussion should be read in conjunction with the consolidated financial statements and accompanying notes. The Corporation’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB’’).

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

OVERVIEW

The Corporation is a wholly owned subsidiary of Quebecor Media incorporated under the Business Corporations Act (Québec). Videotron is a leading cable operator in Canada and the largest in the Province of Québec based on the number of wireline revenue generating units (“RGU”), as well as an Internet service provider and a provider of wireline and mobile telephony and over-the-top (“OTT”) video services in the Province of Québec.The Corporation’s cable network is the largest broadband network in the Province of Québec covering approximately 80% of an estimated 3.7 million premises. The deployment of LTE-Advanced and 5G wireless networks and enhanced offering of mobile communication services for residential and business customers will allow us to further consolidate our position as a provider of integrated telecommunication services as well as an entertainment and content leader.

Videotron Business is a premier full-service telecommunications provider servicing small-, medium- and large-sized businesses, as well as telecommunications carriers and is a leader in the Province of Québec’s business telecommunication segment. Products and services include television, Internet access, telephony solutions, mobile services and business solutions products such as private network connectivity, Wi-Fi, as well as audio and video transmission.

The Corporation’s primary sources of revenue include: subscriptions to Internet access, television, mobile and wireline telephony services, telecommunication equipment sales, OTT video service and Videotron Business.

The major components of the Corporation’s costs are comprised of employee costs and purchase of goods and services costs, which include royalties and rights, cost of products sold, service contracts, marketing and distribution, and other expenses.

COVID-19 PANDEMIC

The COVID-19 pandemic is having a significant impact on the economic environment in Canada and around the world. On March 13, 2020, in order to limit the spread of the virus, the Québec government imposed a number of restrictions and special preventive measures, including the suspension of business activities deemed non-essential, across Québec. The Québec government subsequently implemented a gradual reopening plan, which was followed at the end of December 2020 by new restrictions and the suspension of some business activities due to the second wave of the pandemic. This health crisis curtailed the operations of many of Videotron’s business partners and led to a significant slowdown in some of Videotron’s operating activities in 2020. Among other impacts, the restrictions and preventive measures imposed by the Québec government caused a significant reduction in volume at Videotron’s retail outlets and delays in client migration to our new Helix entertainment and home management platform. Despite the constraints created by this pandemic, Videotron has continued and will continue to provide essential telecommunications services during this health crisis, while safeguarding the health and safety of the public and its employees. Given the uncertainty about the evolution of the pandemic, the full impact of the health crisis over its duration cannot be determined with certainty.

The impact of the COVID-19 pandemic on the operating results of the Corporation’s operating activities in 2020 is analyzed in greater detail in the “Analysis of consolidated results and cash flows” section below. It is difficult at this stage to foresee all the consequences of this crisis until the situation returns to normal. The health crisis could have a material adverse impact on the growth of the Corporation’s operating results and cash flows in the short and medium terms. As a result, the growth recorded during the quarters preceding the health crisis may not be indicative of future growth.

Highlights

2020 financial year

Revenues: $3.62 billion, a $146.4 million (4.2%) increase.

Adjusted EBITDA: $1.86 billion, a $61.6 million (3.4%) increase.

Net income attributable to shareholders: $728.3 million, a decrease of $104.8 million.

Cash flows from operations: $1.27 billion, a $143.4 million (12.7%) increase.

Cash flows provided by continuing operating activities: $1.45 billion, a $136.5 million (10.4%) increase.

Fourth quarter 2020

Revenues: $940.8 million, a $33.6 million (3.7%) increase.

Adjusted EBITDA: $481.7 million, a $19.2 million (4.2%) increase.

Net income attributable to shareholders: $183.8 million, a decrease of $18.1 million.

Cash flows from operations: $317.1 million, a $68.6 million (27.6%) increase.

Cash flows provided by continuing operating activities: $362.8 million, a 59.5 (14.1%) decrease.

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

				Three months
	Years ended December 31			ended December 31
	2020	2019	2018	2020	2019
Income
Revenues
Internet	$1,131.4	$1,114.3	$1,079.3	292.3	282.7
Television	903.6	974.4	996.7	220.0	239.5
Mobile Telephony	658.5	600.7	534.4	170.2	157.2
Wireline Telephony	338.4	341.1	368.6	83.3	83.7
Equipment sales	408.9	269.8	233.5	128.4	99.6
Other	181.7	175.8	164.0	46.6	44.5
	3,622.5	3,476.1	3,376.5	940.8	907.2
Employee costs	(403.8)	(398.6)	(385.2)	(98.8)	(106.8)
Purchase of goods and services	(1,354.3)	(1,274.7)	(1,276.9)	(360.3)	(337.9)
Adjusted EBITDA:	1,864.4	1,802.8	1,714.4	481.7	462.5
Depreciation and amortization	(743.8)	(685.6)	(691.3)	(197.5)	(169.3)
Financial expenses	(208.5)	(200.0)	(189.2)	(49.0)	(51.5)
Loss on valuation and translation of financial instruments	(1.2)	(0.6)	(0.7)	(0.8)	(1.8)
Restructuring of operations and other items	(29.4)	(20.2)	(17.2)	(4.2)	(1.9)
Income taxes	(187.9)	(179.1)	(166.2)	(45.7)	(36.1)
Income from discontinued operations	34.8	115.9	3.9	(0.7)	–
Net income	$728.4	$833.2	$653.7	$183.8	$201.9

Income from continuing operating activities attributable to shareholder	$693.5	717.2	649.8	184.5	201.9
Net income attributable to shareholder	728.3	833.1	653.7	183.8	201.9

				Three months
	Years ended December 31			ended December 31
	2020	2019	2018	2020	2019

Additions to property, plant and equipment	$402.1	$459.2	$517.4	103.9	127.2
Additions to intangible assets (excluding acquisitions of spectrum licences)	194.0	218.7	202.9	60.7	86.8
	596.1	677.9	720.3	164.6	214.0
Acquisition of spectrum licences	–	255.8	–	–	–
Cash Flows:
Cash flows from operations (table 15)	1,268.3	1,124.9	994.1	317.1	248.5
Cash flows provided by continuing operating activities	1,451.8	1,315.3	1,528.1	362.8	422.3
Balance sheet:
Cash and cash equivalents	$74.0	$2.4	$1.1
Working capital	(162.4)	(216.6)	(353.9)
Total assets	8,119.6	8,070.7	7,757.3
Long-term debt	4,111.5	4,240.2	4,219.6
Lease liabilities	142.3	114.2	122.6
QMI subordinated loan	1,595.0	1,595.0	1,595.0
Equity (deficit) attributable to shareholder	188.1	121.0	(147.7)

•	Significant increase in customer equipment sales ($139.1 million or 51.6%), mobile telephony services revenues ($57.8 million or 9.6%) and Internet access ($17.1 million or 1.5%) in 2020.

•

The total average billing per unit (“ABPU”) was $49.94 in 2020, compared with $50.00 in 2019, a $0.06 (-0.1%) decrease. Mobile ABPU was $50.85 in 2020, compared with $52.56 in 2019, a $1.71 (-3.3%) decrease due in part to a decrease in wireless roaming and overage revenues caused to the COVID-19 pandemic and to the popularity of bring your own device (“BYOD”) plans.

•

Net increase of 71,700 RGUs (1.2%) in 2020, including 150,600 subscribers connections (11.3%) to mobile telephony services, 69,500 subscribers (4.0%) to Internet access and 10,400 subscribers (2.3%) to Club illico OTT video services (“Club illico”).

•

On January 22, 2021, the Corporation issued $650.0 million aggregate principal amount of 3.125% Senior Notes maturing on January 15, 2031, for net proceeds of $644.1 million, net of financing fees of approximately $5.9 million. The Corporation intends to use the proceeds for general corporate purposes, including without limitation, for the repayment of a portion of its outstanding indebtedness.

•

On December 15, 2020 , the Corporation announced the launch of its 5G network, with service to be phased in the City of Montréal and then rolled out in other parts of Québec. This state-of-the-art technology offers customers faster upload and download speeds and supports the introduction of new applications.

•

From March 13 through June 30, 2020, and December 20, 2020 through January 3, 2021, Videotron suspended data caps on all of its customers’ residential and business Internet plans to support the implementation of effective teleworking arrangements at Québec businesses and enable customers to stay connected with loved ones during the COVID-19 pandemic. From March 13 to June 30, 2020, Videotron also cancelled roaming charges outside Canada and the Daily Traveller Pass fee.

•

The Corporation earned numerous honours in 2020. The Corporation was the most respected telecommunications company in Québec for the 15th consecutive year in the 2020, according to Léger’s Reputation survey, and it was placed first as a Internet provider in Québec, according to Media Technology Monitor in spring 2020. It ranked first in the Technology and Telecommunications category in the BIP Recherche-ICO awards for the most trusted organizations of the past decade, announced by the Institut de la confiance dans les organisations (ICO) on March 11, 2020. The Corporation was also on the 2020 list of Montréal’s Top Employers released by Mediacorp Canada Inc. on January 30, 2020. Lastly, Fizz obtained, for a second consecutive year, the first rank of Léger’s digital WOW study for the best online experience in the telecommunications sector, in addition to entering the top 10, all industries combined.

TREND INFORMATION

Competition continues to intensify in the mobile and wireline telephony, Internet access, television and OTT markets. Due to ongoing technological developments, the distinction between those platforms is fading rapidly and we expect increasing competition from non-traditional businesses across the key business segments of the Corporation. Competition also comes from wholesale Internet resellers. These resellers purchase large companies’ high-speed access services to offer their own services to customers. Thus, the subscriber growth recorded in past years is not necessarily representative of future growth.

Moreover, the Corporation has in the past required substantial capital for the upgrade, expansion and maintenance of its mobile and wireline networks, the launch and expansion of new or additional services to support growth in its customer base and demand for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium term to expand and maintain the systems and services, including expenditures relating to the cost of its mobile services infrastructure, maintenance and enhancement, as well as costs relating to the roll-out of LTE-Advanced/5G technologies. In addition, the demand for wireless data services has been growing constantly and is projected to continue to grow. The anticipated levels of data traffic will represent an increasing challenge to the current mobile network’s ability to support this traffic. The Corporation will have to acquire additional spectrum in the future to meet the growing demand.

DISCONTINUED OPERATIONS

On January 22, 2019, the Corporation sold to Quebecor Media its 4Degrees Colocation Inc. (“4Degrees Colocation”) data center operations, which were ultimately sold to a third party on January 24, 2019 for an amount of $261.6 million fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by the Corporation. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $115.7 million (without any tax consequence), was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. In the second quarter of 2020, a net gain of $34.8 million (without any tax consequence) was recorded as certain adjusting conditions were achieved.

These discontinued operations were transferred to Quebecor Media in exchange of a promissory note receivable bearing interest at a rate of 4.90% for an amount of $260.7 million, from which $100.7 million was reimbursed subsequently.

In this Management Discussion and Analysis, only continuing operating activities of the Corporation are included in the analysis of the Corporation’s activities and in the analysis of its segment operating results.

ANALYSIS OF CONSOLIDATED RESULTS AND CASH FLOWS OF VIDEOTRON

2020/2019 Financial year comparison

Revenues: $3.62 billion, a $146.4 million (4.2%) increase.

•

Revenues from the mobile telephony services increased $57.8 million (9.6%) to $658.5 million, essentially due to an increase in the number of subscriber connections, partially offset by a decrease in average per-subscriber revenues.

•

Revenues from Internet access services increased $17.1 million (1.5%) to $1.13 billion, essentially due to an increase in the customer base, partially offset by a decrease in average per-subscriber revenues.

•	Revenues from television services decreased $70.8 million (-7.3%) to $903.6 million, due primarily to the impact of the net decrease in the customer base.

•

Revenues from wireline telephony services decreased $2.7 million (-0.8%) to $338.4 million, mainly because of the impact of the net decrease in subscriber connections, largely offset by higher average per-connection revenues due in part to increases in some rates.

•

Revenues from customer equipment sales increased $139.1 million (51.6%) to $408.9 million, mainly because of the impact of equipment sales related to the Helix platform launched on August 27, 2019, and higher sales of mobile devices.

•	Other revenues increased by $5.9 million (3.4%) to $181.7 million, mainly reflecting revenue increases for Club illico.

ABPU: the Corporation’s total ABPU was $49.94 in 2020, compared with $50.00 in 2019, a $0.06 (-0.1%) decrease. Mobile ABPU was $50.85 in 2020, compared with $52.56 in 2019, a $1.71 (-3.3%) decrease due in part to the a decrease in wireless roaming and overage revenues caused by the COVID-19 pandemic and the popularity of BYOD plans.

Customer statistics

RGUs – The total number of RGUs was 6,147,900 at December 31, 2020, an increase of 71,700 (1.2%) in 2020, compared with an increase of 85,900 in 2019 (Table 2).

Mobile telephony – The number of subscriber connections to mobile telephony services stood at 1,481,100 at December 31, 2020, an increase of 150,600 (11.3%) in 2020, compared with an increase of 176,700 in 2019 (Table 2).

Internet access – The number of subscribers to Internet access services stood at 1,796,800 at December 31, 2020, an increase of 69,500 (4.0%) in 2020, compared with an increase of 22,800 in 2019 (Table 2). As of December 31, 2020, the Corporation’s Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,994,700 homes and businesses passed by the Corporation’s network at December 31, 2020, up from 2,950,100 one year earlier) or 60.0% compared with 58.6% a year earlier.

Television – The number of subscribers to television services stood at 1,475,600 at December 31, 2020, a decrease of 56,200 (-3.7%) in 2020, compared with a decrease of 65,500 in 2019 (Table 2). As of December 31, 2020, television services had a household and business penetration rate of 49.3% versus 51.9% a year earlier.

Wireline telephony – The number of subscriber connections to wireline telephony services stood at 924,700 at December 31, 2020, a decrease of 102,600 (-10.0%) in 2020, compared with a decrease of 86,600 in 2019 (Table 2). As of December 31, 2020, wireline telephony services had a household and business penetration rate of 30.9% versus 34.8% a year earlier.

Club illico – The number of subscribers to Club illico stood at 469,700 at December 31, 2020, an increase of 10,400 (2.3%) in 2020, compared with an increase of 38,500 in 2019 (Table 2).

Table 2

Year-end RGUs (2016-2020)

(in thousands of customers)

	2020	2019	2018	2017	2016
Mobile telephony	1,481.1	1,330.5	1,153.8	1,024.0	893.9
Internet	1,796.8	1,727.3	1,704.5	1,666.5	1,612.8
Television	1,475.6	1,531.8	1,597.3	1,640.5	1,690.9
Wireline telephony	924.7	1,027.3	1,113.9	1,188.5	1,253.1
Club illico	469.7	459.3	420.8	361.6	314.7
Total	6,147.9	6,076.2	5,990.3	5,881.1	5,765.4

Adjusted EBITDA: $1.86 billion, a $61.6 million (3.4%) increase due primarily to:

•	impact of the net revenue increase.

Partially offset by:

•

net increase in operating expenses, due mainly to cost increases related to the popularity of the Helix platform, which continues to grow, partially offset by the impact of prudent management of other costs.

The unfavourable variance in the comparative results caused by recognition of a one-time gain in 2019 was partially offset by a favourable variance due to the updating of certain provisions in 2020.

Cost/revenue ratio: Employee costs and purchase of goods and services expressed as a percentage of revenues, were 48.5% in 2020, compared with 48.1% in 2019.

Depreciation and amortization charge: $743.8 million in 2020, a $58.2 million increase due mainly to the impact of investments in property, plant and equipment and in intangible assets, including the amortization of intangible assets related to investments in the Helix platform, and the impact of the revision of the depreciation period for some capital assets in consideration of technological developments, partially offset by lower spending related to the leasing of set-top boxes.

Financial expenses : $208.5 million in 2020, a $8.5 million increase due primarily to higher average interest rate on long-term debt and higher average indebtedness.

Loss on valuation and translation of financial instruments: $1.2 million in 2020, compared with $0.6 million in 2019.

Charges for restructuring of operations and other items: $29.4 million in 2020, compared with $20.2 million in 2019.

•	In 2020, $21.0 million charges were recorded in connection with cost reduction initiatives, and $8.4 million charge was recognized in connection with impairment of assets.

•	In 2019, $15.3 million charge was recognized in connection with impairment of assets, and $4.9 million charges were recorded in connection with cost reduction initiatives.

Income tax expense: $187.9 million in 2020 (effective tax rate of 21.3%), compared with $179.1 million in 2019 (effective tax rate of 20.0%), a $8.8 million unfavourable variance.The increase is mainly due to changes in tax consolidation arrangements with the parent corporation.

Net income attributable to the shareholder: $728.3 million in 2020, compared with $833.1 million in 2019, a $104.8 million decrease due primarily to:

•	$81.1 million decrease in income from discontinued operations;

•	$58.2 million increase in depreciation and amortization;

•	$9.2 million increase in restructuring of operations and other items;

•	$8.8 million increase in income tax expense;

•	$8.5 million increase in financial expenses;

Partially offset by:

•	$61.6 million increase in adjusted EBITDA;

Cash flows from operations: $1.27 billion, a $143.4 million (12.7%) increase due to a $57.1 million decrease in additions to property, plant and equipment, mainly attributable to lower spending related to the leasing of set-top boxes and the postponement of some investments during the COVID-19 pandemic, as well as a $24.7 million decrease in additions to intangible assets, also due to the postponement of some investments, and the $61.6 million increase in adjusted EBITDA.

Cash flows provided by continuing operating activities: $1.45 billion, a $136.5 million (10.4%) increase due primarily to the net change in non-cash balances related to operating activities and to an increase in adjusted EBITDA, partially offset by an increase in current income taxes, as well as an increase in the cash portion related to restructuring of operations and other items and in the cash portion of financial expenses.

2020/2019 Fourth quarter comparison

Revenues: $940.8 million, a $33.6 million (3.7%) increase due essentially to the same factors as those noted above under “2020/2019 Financial year comparaison”.

•	Revenues from mobile telephony services increased $13.0 million (8.3%) to $170.2 million.

•	Revenues from Internet access services increased $9.6 million (3.4%) to $292.3 million.

•	Revenues from television services decreased $19.5 million (-8.1%) to $220.0 million.

•	Revenues from wireline telephony services decreased $0.4 million (-0.5%) to $83.3 million.

•	Revenues from equipment sales increased $28.8 million (28.9%) to $128.4 million.

•	Other revenues increased $2.1 million (4.7%) to $46.6 million.

ABPU: the Corporation’s total ABPU was $50.21 in the fourth quarter of 2020, compared with $49.99 in the same period of 2019, a $0.22 (0.4%) increase. Mobile ABPU was $50.52 in the fourth quarter of 2020, compared with $51.89 in the same period of 2019, a $1.37 (-2.6%) decrease due in part to a decrease in wireless roaming and overage revenues caused by the COVID-19 pandemic and the popularity of BYOD plans.

Customer statistics

RGUs – 43,000 (0.7%) unit increase in the fourth quarter of 2020, compared with an increase of 21,800 in the same period of 2019.

Mobile telephony – 28,500 (2.0%) subscriber connection increase in the fourth quarter of 2020, compared with an increase of 41,800 in the same period of 2019.

Internet access – 27,000 (1.5%) subscriber increase1 in the fourth quarter of 2020, compared with an increase of 3,000 in the same period of 2019.

Television – 6,200 (-0.4%) subscriber decrease in the fourth quarter of 2020, compared with a decrease of 13,400 in the same period of 2019.

Wireline telephony – 23,100 (-2.4%) subscriber connection decrease2 in the fourth quarter of 2020, compared with a decrease of 25,400 in the same period of 2019.

Club illico – 16,800 (3.7%) subscriber increase in the fourth quarter of 2020, compared with an increase of 15,800 in the same period of 2019.

[1]	The numbers for the end of the third quarter of 2020 have been lowered by 3,800 customers (reflecting reductions in customer growth of 2,500 and 1,300 in the first and second quarters of 2020 respectively) to correct an irregularity discovered in the RGU growth compilation systems.

[2]	The numbers for the end of the third quarter of 2020 have been lowered by 3,100 subscriber connections (reflecting reductions in customer growth of 2,700 and 400 in the first and second quarters of 2020 respectively) to correct an irregularity discovered in the RGU growth compilation systems.

Adjusted EBITDA: $481.7 million, a $19.2 million (4.2%) increase due primarily to the impact of the net revenue increase.

Cost/revenue ratio: Employee costs and purchase of goods and services expressed as a percentage of revenues, were 48.8% in the fourth quarter of 2020, compared with 49.0% in the same period of 2019.

Depreciation and amortization charge: $197.5 million in the fourth quarter of 2020, a $28.2 million increase due mainly to the impact of the revision of the depreciation period for some capital assets in consideration of technological developments and the impact of investments in property, plant and equipment and in intangible assets including amortization of intangible assets related to investments in the Helix platform, partially offset by lower spending related to the leasing of set-top boxes.

Financial expenses: $49.0 million in the fourth quarter of 2020, a $2.5 million decrease due primarily to lower average indebtedness.

Loss on valuation and translation of financial instruments: $0.8 million in the fourth quarter of 2020, compared with a $1.8 million loss in the same period of 2019, a $1.0 million favourable variance.

Charge for restructuring of operations and other items: $4.2 million in the fourth quarter of 2020, compared with a $1.9 million in the same period of 2019, a $2.3 million unfavourable variance.

Income tax expense: $45.7 million (effective tax rate of 19.9%) in the fourth quarter of 2020, compared with $36.1 million (effective tax rate of 15.2%) in the same period of 2019, a $9.6 million unfavourable variance. The increase is mainly due to changes in tax consolidation arrangements with the parent corporation, also explaining the reduction in the effective tax rate and the unfavourable variance in the period.

Net income attributable to the shareholder: $183.8 million in the fourth quarter of 2020, compared with $201.9 million in the same period of 2019, a $18.1 million decrease du primarily to:

•	$28.2 million increase in depreciation and amortization expense;

•	$9.6 million increase in income tax expense;

•	$2.3 million increase in restructuring of operations and other items.

Partially offset by:

•	$19.2 million increase in adjusted EBITDA;

•	$2.5 million decrease in financial expenses.

Cash flows from operations: $317.1 million in the fourth quarter of 2020, a $68.6 million (27.6%) increase due to a $26.1 million decrease in additions to intangible assets due to the postponement of some investments during the COVID-19 pandemic, a $23.3 million decrease in additions to property, plant and equipment, also due to the postponement of some investments, and the $19.2 million increase in adjusted EBITDA.

Cash flows provided by continuing operating activities: $362.8 million in the fourth quarter of 2020, a $59.5 million (14.1%) decrease due primarily to an increase in current income taxes and to an unfavorable net change in non-cash balances related to operating activities, partially offset by an increase in adjusted EBITDA.

2019/2018 Financial year comparison

Revenues: $3.48 billion, a $99.6 million (2.9%) increase.

•

Revenues from the mobile telephony services increased $66.3 million (12.4%) to $600.7 million, essentially due to an increase in the number of subscriber connections, partially offset by a decrease in average per-subscriber revenues.

•

Revenues from Internet access services increased $35.0 million (3.2%) to $1.11 billion, due mainly to higher per-subscriber revenues, reflecting among other things, the impact of a favourable product mix, increases in pricing, and to an increase in the customer base, partially offset by a decrease in overage charges.

•

Revenues from television services decreased $22.3 million (-2.2%) to $974.4 million, due primarily to the impact of a net decrease in the customer base, partially offset by higher per-customer revenues resulting from, among other things, the impact of increases in some rates.

•	Revenues from wireline telephony services decreased $27.5 million (-7.5%) to $341.1 million, mainly because of the impact of the net decrease in subscribers.

•	Revenues from customer equipment sales increased $36.3 million (15.5%) to $269.8 million, mainly because of the impact of equipment sales related to the new Helix platform launched on August 27, 2019.

•	Other revenues increased by $11.8 million (7.2%) to $175.8 million, mainly reflecting revenue increases at Club illico and at Videotron Business.

ABPU: the Corporation’s total ABPU was $50.00 in 2019, compared with $49.51 in 2018, a $0.49 (1.0%) increase. Mobile ABPU was $52.56 in 2019, compared with $53.62 in 2018, a $1.06 (-2.0%) decrease due to the popularity of BYOD plans.

Customer statistics

RGUs – The total number of RGUs was 6,076,200 at December 31, 2019, an increase of 85,900 (1.4%) in 2019, compared with an increase of 109,200 in 2018 (Table 2).

Mobile telephony – The number of subscriber connections to the mobile telephony services stood at 1,330,500 at December 31, 2019, an increase of 176,700 (15.3%) in 2019, compared with an increase of 129,800 in 2018 (Table 2). The 2019 annual increase in the number of connections was the largest since the launch of the mobile network in 2010.

Internet access – The number of subscribers to Internet access services stood at 1,727,300 at December 31, 2019, an increase of 22,800 (1.3%) in 2019, compared with an increase of 38,000 in 2018 (Table 2). At December 31, 2019, the Corporation’s Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,950,100 homes and businesses passed by the Corporation’s network at December 31, 2019, up from 2,907,900 one year earlier) of 58.6%, the same as a year earlier.

Television – The number of subscribers to television services stood at 1,531,800 at December 31, 2019, a decrease of 65,500 (-4.1%) in 2019, compared with a decrease of 43,200 in 2018 (Table 2). At December 31, 2019, the television services had a household and business penetration rate of 51.9% compared with 54.9% a year earlier.

Wireline telephony – The number of subscriber connections to the wireline telephony services stood at 1,027,300 at December 31, 2019, a decrease of 86,600 (-7.8%) in 2019, compared with a decrease of 74,600 in 2018 (Table 2). At December 31, 2019, the wireline telephony services had a household and business penetration rate of 34.8% compared with 38.3% a year earlier.

Club illico – The number of subscribers to Club illico stood at 459,300 at December 31, 2019, an increase of 38,500 (9.1%) in 2019, compared with an increase of 59,200 in 2018 (Table 2).

Adjusted EBITDA: $1.80 billion, a $88.4 million (5.2%) increase due primarily to:

•	impact of the net revenue increase;

•

net decrease in operating expenses, reflecting in part the impact of a one-time gain, the favourable impact of a reversal of a provision in connection with a lawsuit, as well as lower engineering expenses, partially offset by the unfavourable impact of start-up expenses for Fizz.

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

Cost/revenue ratio: Employee costs and purchase of goods and services expressed as a percentage of revenues, were 48.1% in 2019, compared with 49.2% in 2018, mainly because of the decrease in operating expenses, reflecting in part the impact of a one-time gain, the favourable impact of a reversal of a provision in connection with a lawsuit, and the fixed component of costs, which does not fluctuate in proportion to revenue growth.

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

Charges for restructuring of operations and other items: $20.2 million in 2019, compared with $17.2 million in 2018.

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

Net income attributable to the shareholder: $833.1 million in 2019, compared with $653.7 million in 2018, a $179.4 million increase due primarily to:

•	$88.4 million increase in adjusted EBITDA;

•	$112.0 million favourable variance in income from discontinued operations;

•	$5.7 million decrease in depreciation and amortization.

Partially offset by:

•	$10.8 million increase in financial expenses;

•	$12.9 million increase in income tax expense;

•	$3.0 million unfavorable variance in charges for restructuring of operations and other items.

Cash flows from operations: $1.12 billion in the year of 2019, a $130.8 million (13.2%) increase due to $88.4 million increase in adjusted EBITDA and to $42.4 million favorable variances in additions to property,plant and equipement and to intangible assets.

Cash flows provided by continuing operating activities: $1.32 billion in the year of 2019, a $212.8 million (13.9%) decrease due primarily to an unfavorable variance in non-cash operating assets and liabilities, partially offset by an increase in adjusted EBITDA and a decrease in current income taxes.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheets date. This section should be read in conjunction with the discussions on trends under “Trend Information” above, the risk factor analysis under “Item 3. Key Information – B. Risk Factors” above and on the financial risk analysis under “Financial Instruments and Financial Risk Management” below.

Operating activities

2020 financial year

Cash flows provided by continuing operating activities: $1.45 billion in 2020, compared with $1.32 billion in 2019.

The $136.5 million increase was primarily due to:

•	$194.7 million favourable net change in non-cash operating assets and liabilities, due primarily to favourable variances in income taxes payable;

•	$61.6 million increase in adjusted EBITDA.

Partially offset by:

•	$93.6 million increase in current income tax expense;

•	$16.1 million increase in cash portion related to restructuring of operations and other items;

•	$7.8 million increase in the cash portion of financial expenses.

Working capital: Negative $162.4 million as of December 31, 2020, compared with negative $216.6 million as of December 31, 2019. The favourable variance was due primarily to the increase in cash and cash equivalents, and in accounts receivable, as well as the decrease in deferred revenue, partially offset by increase in income taxes payable and in accounts payable, accrued charges and provisions.

2019 financial year

Cash flows provided by operating activities: $1.32 billion in 2019, compared with $1.53 billion in 2018.

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

Investing activities

2020 financial year

Cash flow used for additions to property, plant and equipment : $429.2 million in 2020, compared with $476.8 million in 2019. The $47.6 million reduction consists of $57.1 million due primarily to a decrease in investments related to the leasing of digital set-top boxes and the postponement of some investments because of the COVID-19 pandemic, partially offset by a $9.5 million net unfavourable variance in current non-cash items.

Cash flow used for additions to intangible assets: $180.2 million in 2020, compared with $468.1 million in 2019. The $287.9 million decrease was due to the acquisition of spectrum licences in the 600 MHz band for $255.8 million in 2019, to a $24.7 million decrease mainly due to the postponement of investments because of COVID-19 pandemic and to a $7.4 million net favourable variance in non-cash items.

Business acquisitions: $32.9 million in 2020, consisted of the acquisition of Télédistribution Amos inc. and its network in Abitibi-Témiscamingue.

Proceeds from disposal of assets: $2.9 million in 2020, compared with $4.1 million in 2019.

Business disposal: Nil in 2020, compared to $100.7 million in 2019, consisting of the sale of the operations of the 4Degrees Colocation Inc. data centers.

2019 financial year

Cash flow used for additions to property, plant and equipment: $476.8 million in 2019, compared with $513.2 million in 2018. The $36.4 million reduction consisted of $58.2 million due primarily to a decrease in spending related to the leasing of digital set-top boxes, partially offset by a $21.8 million net unfavourable variance in current non-cash items.

Cash flow used for additions to intangible assets: $468.1 million in 2019, compared with $190.2 million in 2018. The $277.9 million increase was due primarily to the acquisition of spectrum licences for $255.8 million and spending on the IPTV project.

Proceeds from disposal of assets: $4.1 million in 2019, compared with $5.6 million in 2018.

Business disposal: $100.7 million in 2019, consisting of the sale of the operations of the 4Degrees Colocation Inc. data centers.

Financing activities

2020 financial year

Consolidated debt (long-term debt plus bank indebtedness): $135.8 million decrease in 2020.

•	Summary of debt decreases in 2020:

o	$89.3 million decrease in drawings under the secured revolving credit facility;

o

$52.9 million favourable impact of exchange rate fluctuations. This decrease in long-term debt is offset by a decrease in the asset (or an increase in the liability) related to cross-currency interest rate swap agreements, recorded under “Derivative financial instruments”;

o	$7.1 million decrease in bank indebtedness.

•	Summary of debt increases in 2020:

o	$7.7 million change in the fair value related to hedged interest rate risk;

o	$5.9 million decrease in financing costs, net of amortization.

Assets and liabilities related to derivative financial instruments: Net asset of $325.3 million at December 31, 2020, compared with $388.8 million at December 31, 2019, a $63.5 million unfavourable variance. The variance was mainly due to the net unfavourable impact of exchange rate and interest rate fluctuations.

Dividends: Increase of $345.0 million in common dividends to the parent corporation in 2020, compared with the same period of 2019.

2019 financial year

Consolidated debt (long-term debt plus bank indebtedness): $19.4 million increase in 2019.

•	Summary of debt increases in 2019:

o

issuance, on October 8, 2019, of $800.0 million aggregate principal amount of 4.50% Senior Notes maturing on January 15, 2030, for net proceeds of $790.7 million, net of financing costs of $9.3 million.

o	$6.7 million change in the fair value related to hedged interest rate risk;

•	Summary of debt decreases in 2019:

o	$649.1 million decrease in drawings under the secured revolving credit facility;

o

$132.9 million favourable impact of exchange rate fluctuations. This decrease in long-term debt is offset by a decrease in the asset (or an increase in the liability) related to cross-currency interest rate swap agreements, recorded under “Derivative financial instruments”.

o	$4.0 million increase in financing costs, net of amortization.

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

Financial position

Net available liquidity: $2.22 billion at December 31, 2020 for the Corporation and its wholly owned subsidiaries, pro forma the issuance of Senior Notes in the aggregate principal amount of $650.0 million on January 22, 2021, consisting of $1.50 billion in unused revolving credit facility, plus $716.3 million in cash and cash equivalents.

Consolidated debt (long-term debt plus bank indebtedness): $4.11 billion at December 31, 2020, a $135.8 million decrease; $63.5 million unfavourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

At December 31, 2020, minimum principal payments on long-term debt in the coming years are as follows:

Table 3

Minimum principal payments on the Corporation’s long-term debt

Twelve-month period ending December 31

(in millions of Canadian dollars)

2021	$–
2022	1,018.0
2023	–
2024	763.5
2025	400.0
2026 and thereafter	1,938.5
Total	$4,120.0

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase the outstanding Senior Notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on the liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of the Corporation’s consolidated debt was approximately 5.1 years as of December 31, 2020 (5.8 years pro forma the issuance of Senior Notes in aggregate principal amount of $650.0 million on January 22, 2021), compared with 6.1 years as of December 31, 2019. After taking into account hedging instruments, debt consisted of approximately 95.4% fixed rate debt (96.1% pro forma the issuance of Senior Notes on January 22, 2021), compared with 93.3% as at December 31, 2019 and 4.6% floating rate debt (3.9% pro forma the issuance of the Senior Notes on January 22, 2021), compared with 6.7% as at December 31, 2019.

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

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in those financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted EBITDA). At December 31, 2020, the Corporation was in compliance with all required financial ratios.

Purchase of shares of Quebecor Media and servicing of subsidiary subordinated loan: Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into certain transactions described below that have the effect of using tax losses within the Quebecor Media Inc. group.

Tax Consolidation Arrangements with the Parent Corporation

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

On December 19, 2019, 9346-9963 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 2,950,000 preferred shares, Series D for a total cash consideration of $2,950.0 million, and settled cumulative unpaid dividends of $56.3 million. On the same day, the Corporation used the total proceeds of $2,950.0 million to repay its subordinated loans contracted from Quebecor Media Inc.

On November 12, 2020, the Corporation contracted a subordinated loan of $1,700.0 million from Quebecor Media inc, bearing interest at a rate of 9.0%, payable every six months on June 20 and December 20, and maturing on November 12, 2050. On the same day, the Corporation invested the total proceeds of $1,700.0 million into 1,700,000 preferred shares, Series L, of 9346-9963 Québec Inc. These shares carry the right to receive an annual dividend of 9.1%, payable semi-annually.

On December 18, 2020, 9346-9963 Québec Inc, a subsidiary of Quebecor Media Inc, redeemed 1,700,000 preferred shares, Series L for a total cash consideration of $1,700.0 million, and settled cumulative unpaid dividends of $15,3 million. On the same day, the Corporation used the total proceeds of $1,700.0 million to repay its subordinated loans contracted from Quebecor Media Inc.

These transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

Dividends declared and paid

The Corporation paid $140.0 million in common dividends to the parent corporation in the fourth quarter of 2020 ($85.0 million in the fourth quarter of 2019). For the year ended December 31, 2020, the Corporation paid $611.0 million in common dividends to the parent corporation, compared with $266.0 million in 2019. The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

600 MHz spectrum auction

On April 10, 2019, the Corporation acquired 10 blocks of low-frequency spectrum in the 600 MHz band in ISED Canada’s latest commercial mobile spectrum auction. The licences covering Eastern, Southern and Northern Québec, as well as Outaouais and Eastern Ontario were acquired for $255.8 million.

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

High Speed Operation Project

On March 22, 2021, Videotron and the Government of Québec signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in remote regions. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258.0 million, which will be fully invested in Videotron’s network extension.

Issuance of shares

On January 25, 2019, the Corporation issued 162,640 common shares to its parent corporation for a cash consideration of $150.0 million.

On July 26, 2019, the Corporation issued 3,563 common shares to its parent corporation for a cash consideration of $3.3 million.

On January 30, 2020, the Corporation issued 3,406 common shares to its parent corporation for a cash consideration of $3.3 million.

On July 29, 2020, the Corporation issued 3,756 common shares to its parent corporation for a cash consideration of $3.5 million.

Reduction of paid-up capital

During the year ended December 31, 2018, the Corporation reduced its paid-up capital for total cash considerations of $2.59 billion.

During the year ended December 31, 2019, the Corporation reduced its paid-up capital for total cash considerations of $465.0 million.

Analysis of consolidated balance sheets

Table 4

Consolidated balance sheets of the Corporation

Analysis of main variances between December 31, 2020 and December 31, 2019

(in millions of Canadian dollars)

	Dec. 31, 2020	Dec. 31, 2019	Difference	Main reasons for difference
Assets
Cash and cash equivalents	$74.0	$2.4	$71.6	Cash inflows providing by operating activities, less outflows used in financing and investing actitivies
Accounts receivable	395.4	341.3	54.1	Impact of current variances in activity
Property, plant and equipment	2,879.5	3,100.1	(220.6)	Depreciation for the period, less additions to property, plant and equipment
Right-of-use assets	111.3	85.5	25.8	Additions financed with lease obligations, less depreciation for the period
Goodwill	538.1	515.0	23.1	Acquisition of Télédistribution Amos inc.
Derivative financial instruments [1]	325.3	388.8	(63.5)	See “Financing activities”
Other assets	250.3	113.2	137.1	Increase in the long term portion of contract assets and other long-term assets

Liabilities

Accounts payable, accrued charges and provisions	608.0	585.9	22.1	Impact of current variances in activity
Deferred revenue	275.7	304.1	(28.4)	Timing of weekly billing cycles
Long-term debt, including bank indebtedness	4,111.5	4,247.3	(135.8)	See “Financing activities”
Lease liabilities	142.3	114.2	28.1	Additions in lease obligations financing right-of-use assets
Other liabilities	252.6	226.7	25.9	Increase in defined benefit plans, less adjustment in contingent consideration related to the sale of 4Degrees Colocation Inc.

[1]	Non-current assets less non-current liabilities

ADDITIONAL INFORMATION

Contractual obligations

As of December 31, 2020, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 5 below shows a summary of these contractual obligations.

Table 5

Contractual obligations of the Corporation as of December 31, 2020

(in millions of Canadian dollars)

		Under			5 years
	Total	1 year	1-3 years	3-5 years	or more

Long term debt [1,2]	$4,120.0	—	1,018.0	1,163.5	1,938.5
Interest payments on long term debt [3]	973.1	150.5	357.4	246.7	218.5
Lease Liabilities	142.3	32.0	50.6	31.6	28.1
Interest payments on lease liabilities	22.3	6.2	8.5	4.4	3.2
Additions to property, plant and equipment and other commitments	1,397.9	914.4	177.9	111.7	193.9
Derivative financial instruments [4]	(278.8)	—	(218.5)	(101.2)	40.9
Total contractual obligations	$6,376.8	$1,103.1	$1,393.9	$1,456.7	$2,423.1

[1]	Excludes obligations under subordinated loans due to the parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes.

[2]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

[3]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2020.

[4]	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging on the principal of U.S.-dollars-denominated debt.

Significant commitments included in Table 5

The Corporation has 20-year service sharing and exchange agreements with Rogers Communications Inc. to build out and operate an LTE network in Québec and the Ottawa area. It also has an agreement with Comcast Corporation to develop an innovative IPTV delivery solution, as well as agreements for the roll-out of LTE-A and 5G technologies and the purchase of mobile devices. As at December 31, 2020, the balance of those commitments stood at $646.6 million.

Pension plan contributions

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefit plans will be $23.2 million in 2021, based on the most recent financial actuarial reports filed (contributions of $19.8 million were paid in 2020).

Related party transactions

The following Table 6 describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. These transactions were accounted for at the consideration agreed between the parties.

Table 6

Related party transactions

(in millions of Canadian dollars)

	2020	2019	2018

Ultimate parent and parent corporation:
Revenues	$0.4	$0.5	$0.6
Purchase of goods and services	9.6	9.9	9.4
Operating expenses recovered	(1.4)	(2.6)	(0.4)

Corporations under common control:
Revenues	4.9	5.5	5.0
Purchase of goods and services	95.7	123.2	105.5
Operating expenses recovered	(1.4)	(3.0)	(1.2)

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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

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

Table 7

Description of derivative financial instruments

As of December 31, 2020

(in millions of dollars)

Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold	Notional amount bought
Less than 1 year	1.3235	$207.1	US $	156.5

Cross-currency interest rate swaps

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptances 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$	600.0	4.82%	1.3407

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The losses on valuation and translation of financial instruments for 2020, 2019 and 2018 are summarized in Table 8.

Table 8

Loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	2020	2019	2018
Loss on the ineffective portion of fair value hedges	$1.2	$0.6	$0.7

A loss on cash flow hedges of $17.1 million was recorded under “other comprehensive income” in 2020 (gain of $50.6 million in 2019 and loss of $6.7 million in 2018).

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

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2020 and 2019 were as follows:

Table 9

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	2020		2019
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(4,120.0)	$(4,419.2)	$(4,262.3)	$(4,509.1)
Derivative financial instruments[2]
Foreign exchange forward contracts	(8.0)	(8.0)	(2.2)	(2.2)
Cross-currency interest rate swaps	333.3	333.3	391.0	391.0

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

[2]

The net fair value of derivative financial instruments designated as cash flow hedges is an asset position of $280.7 million as of December 31, 2020 ($346.6 million in 2019) and the net fair value of derivative financial instruments designated as fair value hedges is an asset position of $44.6 million as of December 31, 2020 ($42.2 million in 2019).

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

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2020, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2020, the provision for expected credit losses represented 2.8% of the gross amount of accounts receivable and contract assets (3.0% as of December 31, 2019), while 4.1% of trade receivables were 90 days past their billing date (4.3% as of December 31, 2019).

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2020 and 2019:

Table 10

Changes in Provision for Expected Credit losses

(in millions of dollars)

	2020	2019
Balance at beginning of year	$14.3	$14.1
Changes in expected credit losses charged to income	20.0	18.0
Write-off	(18.6)	(17.8)
Balance at end of year	$15.7	$14.3

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

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 5.1 years as of December 31, 2020 (5.8 years pro forma the issuance of Senior Notes in the aggregate principal amount of $650.0 million on January 22, 2021) compared with 6.1 years as of December 31, 2019.

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2020, and to hedge its exposure on certain purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2020 is as follows:

Table 11

Estimated Sensitivity of Variances in Year-end Exchange Rate

(in millions of dollars)

Increase (decrease)	Income	Other comprehensive income
Increase of $0.10	$1.0	$40.3
Decrease of $0.10	(1.0)	(40.3)

A variance of $0.10 in the 2020 average exchange rate of CAN dollar per one U.S. dollar would have resulted in a variance of $5.4 million on the value of unhedged purchases of goods and services and $3.7 million on the value of unhedged acquisitions of tangible and intangible assets in 2020.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2020, after taking into account the hedging instruments, long-term debt was comprised of 95.4% fixed rate debt (96.1% pro forma the issuance of Senior Notes in the aggregate principal amount of $650.0 million on January 22, 2021) compared with 93.3% as at December 31, 2019 and 4.6% floating rate debt (3.9% pro forma the issuance of Senior Notes in the aggregate principal amount of $650.0 million on January 22, 2021) compared with 6.7% as at December 31, 2019.

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2020 was $1.8 million.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a 100 basis point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2020, as per the Corporation’s valuation models, is as follows:

Table 12

Estimated Sensitivity of Variances in the Discount Rate

(in millions of dollars)

Increase (decrease)	Income	Other comprehensive income
Increase of 100 basis points	$(1.2)	$(4.6)
Decrease of 100 basis points	1.2	4.6

Capital management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance and repayment of debt, the issuance and repurchase of shares, the use of cash flows generated by operations, and the level of distributions to the shareholder. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, lease liabilities, derivative financial instruments, cash and cash equivalents and promissory note to the parent corporation. The capital structure as of December 31, 2020 and 2019 is as follows:

Table 13

Capital structure of the Corporation

(in millions of Canadian dollars)

	2020	2019

Bank indebtedness	$–	$7.1
Long-term debt	4,111.5	4,240.2
Lease liabilities	142.3	114.2
Derivative financial instruments	(325.3)	(388.8)
Cash and cash equivalents	(74.0)	(2.4)
Promissory note to the parent corporation	(160.0)	(160.0)
Net liabilities	3,694.5	3,810.3
Equity	$188.5	$121.5

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, intercorporation transactions, and the declaration and payment of dividends or other distributions.

Contingencies and legal disputes

There are a number of legal proceedings against the Corporation that are pending. At this stage of proceedings, management of the Corporation is in the opinion that the outcome is not expected to have a material adverse effect on the Corporation’s results or on its financial position. Generally, management of the Corporation establishes provisions for claims or actions considering the facts of each case. The Corporation cannot determine when and if any payment will be made related to these legal proceedings.

On August 15, 2019, the CRTC issued an order finalizing the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation’s consolidated financial statements. The new proposed rates are substantially lower than the interim rates and could represent a reduction in earnings of approximately $30.0 million (before income taxes) for the year 2020 and a retrospective reduction of approximately $52.0 million (before income taxes) from March 31, 2016 to December 31, 2019. On September 28, 2020, the CRTC approved a request from a coalition of cable companies (including Videotron) to stay the implementation of the order pertaining to final rates, pending its final determination on the review and vary requests. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

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

The portion of revenues that is invoiced and unearned is presented as “Deferred revenue” in the consolidated balance sheets. Deferred revenue is usually recognized as revenue in the subsequent year.

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

The Corporation recognizes each of its main activities’ revenues as follows:

•	operating revenues from subscriber services, such as television distribution, Internet access, wireline and mobile telephony, and OTT video services are recognized when services are provided;

•	revenues from equipment sales to subscribers are recognized when the equipment is delivered;

•	operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided; and

•

wireline connection and mobile activation revenues are deferred and recognized respectively as revenues over the period of time the customer is expected to remain a customer of the Corporation and over the contract term.

When a mobile device and a service are bundled under a single mobile contract, the term of the contract is generally 24 months.

The portion of mobile revenues earned without being invoiced is presented as contract assets in the consolidated balance sheets. Contract assets are realized over the term of the contract.

Impairment of assets

For the purposes of assessing impairment, assets are grouped in CGUs, which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The Corporation reviews, at each balance sheet date, whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and the value in use of the asset or the CGU. Fair value less costs of disposal represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

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

The net book value of goodwill as at December 31, 2020 was $538.1 million, and the net book value of intangible assets with indefinite useful lives as at December 31, 2020 was $731.6 million.

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

The Corporation measures and records the effectiveness of its hedging relationships as follows:

•

For cash flow hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of a hypothetical derivative that simulates the hedged item’s cash flows.

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

•

For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in “other comprehensive income” until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in income. When a cash flow hedge is discontinued, the amounts previously recognized in “accumulated other comprehensive income” are reclassified to income when the variability in the cash flows of the hedged item affects income.

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

The Corporation’s defined benefit obligations with respect to defined benefit pension plans and postretirement benefits are measured at present value and assessed on the basis of a number of economic and demographic assumptions, which are established with the assistance of the Corporation’s actuaries. Key assumptions relate to the discount rate, the rate of increase in compensation, retirement age of employees, healthcare costs, and other actuarial factors. Defined benefit pension plan assets are measured at fair value and consist mainly of equities and corporate and government fixed-income securities.

Re-measurements of the net defined benefit liability or asset are recognized immediately in other comprehensive (loss) income and in accumulated other comprehensive (loss) income attributable to shareholder.

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

The amount recognized as a provision is the best estimate of the expenditures required to settle the present obligation at the balance sheet date or to transfer it to a third party at that time and it is adjusted for the effect of time value when material. The amount recognized for onerous contracts is the lower of the cost necessary to fulfill the obligations, net of expected economic benefits deriving from the contracts, and any indemnity or penalty arising from failure to fulfill those obligations.

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

Contingent considerations and future conditional adjustments

Contingent considerations and future conditional adjustments arising from business acquisition or disposal are measured and accounted for at their fair value. The fair value is estimated based on a present value model requiring management to assess the probabilities that the conditions on which the contingent considerations or the future conditional adjustments are based will be met in the future. The assessment of these contingent and conditional potential outcomes requires judgment from management and could have an impact on the initial amount of contingent considerations or future conditional adjustments recognized and on any subsequent changes in fair value recorded in the consolidated statements of income.

Interpretation of laws and regulations

Interpretation of laws and regulation, including those of the CRTC and tax regulations, requires judgment from management and could have an impact on revenue recognition, provisions, income taxes and capital expenditures in the consolidated financial statements.

Tax credits and government assistance

The Corporation receives tax credits mainly related to its research and development activities and has access to a government program designed to support large investment projects. Government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are being met.

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

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA and cash flows from operations, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain or loss on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. The Corporation also uses other measures that do reflect such costs, such as cash flows from operations. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 14 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s consolidated financial statements. The consolidated income statements data for the three-month periods ended December 31, 2020 and 2019 presented in Table 14 is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 14

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

				Three months
	Years ended December 31			ended December 31
	2020	2019	2018	2020	2019
Adjusted EBITDA:	$1,864.4	$1,802.8	$1,714.4	$481.7	$462.5
Depreciation and amortization	(743.8)	(685.6)	(691.3)	(197.5)	(169.3)
Financial expenses	(208.5)	(200.0)	(189.2)	(49.0)	(51.5)
Loss on valuation and translation of financial instruments	(1.2)	(0.6)	(0.7)	(0.8)	(1.8)
Restructuring of operations and other items	(29.4)	(20.2)	(17.2)	(4.2)	(1.9)
Income taxes	(187.9)	(179.1)	(166.2)	(45.7)	(36.1)
Income from discontinued operations	34.8	115.9	3.9	(0.7)	—
Net income	$728.4	$833.2	$653.7	$183.8	$201.9

Cash flows from operations

Cash flows from operations represent adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding acquisitions of spectrum licences and renewals). Cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and share repurchases. Cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its operations. The Corporation’s definition of cash flows from operations may not be identical to similarly titled measures reported by other companies.

Tables 15 and 16 provide a reconciliation of cash flows from operations to cash flows provided by continuing operating activities reported in the consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2020 and 2019 presented in Table 15 and 16 is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 15

Cash flows from operations

(in millions of Canadian dollars)

				Three months
	Years ended December 31			ended December 31
	2020	2019	2018	2020	2019
Adjusted EBITDA	$1,864.4	$1,802.8	$1,714.4	$481.7	$462.5
Additions to property, plant and equipment [1]	(402.1)	(459.2)	(517.4)	(103.9)	(127.2)
Additions to intangible assets [2]	(194.0)	(218.7)	(202.9)	(60.7)	(86.8)
Cash flows from operations	$1,268.3	$1,124.9	$994.1	$317.1	$248.5

[1] Reconciliation to cash flows used for additions to property, plant and equipment as per consolidated financial statements:	Years ended December 31			Three months ended December 31
	2020	2019	2018	2020	2019
Additions to property, plant and equipment	$(402.1)	$(459.2)	$(517.4)	$(103.9)	$(127.2)
Net (decrease) increase in current non-cash items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(27.1)	(17.6)	4.2	(13.1)	11.5
Cash flows used for additions to property, plant and equipment	$(429.2)	$(476.8)	$(513.2)	$(117.0)	$(115.7)

[2] Reconciliation to cash flows used for additions to intangible assets as per consolidated financial statements:	Years ended December 31			Three months ended December 31
	2020	2019	2018	2020	2019
Additions to intangible assets	$(194.0)	$(218.7)	$(202.9)	$(60.7)	$(86.8)
Net increase in current non-cash items related to additions to intangible assets (excluding government credits receivable for major capital projects)	13.8	6.4	12.7	47.4	21.0
Acquisitions of spectrum licences	–	(255.8)	–	–	–
Cash flows used for additions to intangible assets	$(180.2)	$(468.1)	$(190.2)	$(13.3)	$(65.8)

Table 16

Cash flows from operations and cash flows provided by continuing operating activities reported in the consolidated financial statements

(in millions of Canadian dollars)

				Three months
	Years ended December 31			ended December 31
	2020	2019	2018	2020	2019
Cash flows from operations from Table 15	$1,268.3	$1,124.9	$994.1	$317.1	$248.5
Plus
Additions to property, plant and equipment	402.1	459.2	517.4	103.9	127.2
Additions to intangible assets	194.0	218.7	202.9	60.7	86.8
Adjusted EBITDA	1,864.4	1,802.8	1,714.4	481.7	462.5

Plus (minus)
Cash portion of financial expenses	(202.7)	(194.9)	(184.9)	(47.7)	(50.0)
Cash portion related to restructuring of operations and other items	(21.0)	(4.9)	(4.3)	(3.1)	(1.9)
Current income taxes	(188.5)	(94.9)	(145.4)	(24.1)	11.8
Other	2.4	4.7	3.2	(0.4)	1.9
Net change in non-cash balances related to operating activities	(2.8)	(197.5)	145.1	(43.6)	(2.0)
Cash flows provided by continuing operating activities	$1,451.8	$1,315.3	$1,528.1	$362.8	$422.3

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and Club illico services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

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

Total ABPU is calculated by dividing the combined average subscription billing for Internet access, television, Club illico, mobile and wireline telephony services, by the total average number of RGUs from Internet access, television, mobile and wireline telephony services, during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ITEM 6 – Directors, Senior Management and Employees

A-          Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers at March 11, 2021:

Name and Municipality of Residence	Age	Position
The right Honourable Brian Mulroney, P.C., C.c., LL.D. Montréal, Québec	82	Director and Chair of the Board

Chantal Bélanger, FCPA-FCGA, ASC-C.Dir (1) Blainville, Québec	68	Director

André P. Brosseau (1) Montréal, Québec	59	Director

Michèle Colpron, FCPA, FCA, ASC (1) Saint-Lambert, Québec	57	Director

Sylvie Lalande, ASC-C.Dir Lachute, Québec	70	Director

Normand Provost (1) Brossard, Québec	66	Director and Chair of the Audit and Risk Management Committee

Jean-François Pruneau Montréal, Québec	50	President and Chief Executive Officer

Jean Novak Knowlton, Québec	57	President, Videotron Business Solution

Philippe Cloutier Candiac, Québec	46	Senior Vice President and Chief Financial Officer

Pierre Bonin Montréal West, Québec	58	Chief Information Officer

Sylvain Brosseau Varennes, Québec	58	Senior Vice President, Operations, Customer Service

Mohamed Drif Montréal, Québec	54	Senior Vice President and Chief Technology Officer

Bertrand Hébert Boucherville, Québec	54	Senior Vice President and Chief Marketing Officer

Elodie Girardin-Lajoie St-Lambert, Québec	40	Vice President, Corporate Affairs

Antoinette Noviello Laval, Québec	51	Vice President and Corporate Controller

Name and Municipality of Residence	Age	Position
Jean-François Parent Nuns’ Island, Québec	41	Vice President and Treasurer

Marie-Hélène Pelletier Montréal, Québec	51	Vice President, Human Resources and Business Model Evolution

(1) Member of the Audit and Risk Management Committee

The Right Honourable Brian Mulroney, P.C., C.C., LL.D, Director and Chairman of the Board. Mr. Mulroney was appointed as Director and Chairman of the Board of Videotron on June 19, 2014. He has been a Director of Quebecor Media since January 31, 2001 and Director of Quebecor since 1999. He was appointed Chairman of the Board of Quebecor on June 19, 2014 and of Quebecor Media on May 8, 2018. He also acted as Chairman of the Board of Quebecor Media from June 19, 2014 until February 15, 2017. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm Norton Rose Fulbright Canada LLP (formerly Ogilvy Renault LLP) in Montréal, Québec. Mr. Mulroney practiced law before assuming the presidency of Iron Ore Company of Canada. He subsequently entered politics as Leader of the Progressive Conservative Party which he led to victory in September 1984. He was Prime Minister of Canada until 1993. He then returned to the practice of law and joined the well-established international law firm of Norton Rose Fulbright Canada based in Montréal. He was, until May 2019, Director, Chair of the Compensation Committee and member of the Corporate Governance Committee of Wyndham Worldwide Corporation. Mr. Mulroney is Chair of the Board of the International Advisory Council of Barrick Gold Corporation. He serves as a Director of Acreage Holdings, Inc. and The Blackstone Group L.P. He is also Companion of the Order of Canada as well as Grand Officier de l’Ordre national du Québec.

Chantal Bélanger, Director and member of the Audit and Risk Management Committee. Ms. Bélanger has been a Director and member of the Audit and Risk Management Committee of Videotron, Quebecor and Quebecor Media since May 8, 2018. At the Laurentian Bank, where she held various positions from 1986 to 2006, she was Senior Vice President of Personal Banking Services for Québec, where she previously held the positions of Ombudsman and Director of Internal Audits and Information Systems. From 2012 to 2019, she was a Director, Vice President of the Board, Chair of the Internal Audit Committee and the Portfolio Valuation Committee and served on the Governance and Human Resources Committee at Capital régional et coopératif Desjardins. She was a Director and member of various board committees at Ovivo Inc. from 2011 to 2016, the year it was privatized. She was a Director and Chair of the Audit Committee at the Régie des Rentes du Québec from 2009 to 2015 and a Director at the Institut des administrateurs de sociétés from 2009 to 2013. She was a Director, Chair of the Audit Committee and a member of several committees for the Société des Alcools du Québec from 2002 to 2010. Ms. Bélanger has been a Director at the Société de services financiers Fonds FMOQ Inc. since 2014 and chairs its Audit Committee. Ms. Bélanger is a Fellow of the Ordre des comptables professionnels agréés du Québec (FCPA, FCGA) and holds a certificate in Corporate Governance from the CAS. She is also a qualified corporate Director (ASC). Ms. Bélanger has been the Chair of the Board of the CAS since September 2017 and has served on its board since 2016. Ms. Bélanger currently serves as a Director, Chair of the Audit Committee and member of the Human Resources and Compensation Committee and of the Corporate Governance Committee of Lassonde Industries Inc.

André P. Brosseau, Director and member of the Audit and Risk Management Committee. Mr. Brosseau has been a Director and member of the Audit and Risk Management Committee of Videotron, Quebecor and Quebecor Media since May 12, 2016. He has also been a member of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media since May 2017 and has been Chairman of the Executive Committee of Quebecor Media since May 2018. Mr. Brosseau is Chairman of the Board and Chief Executive Officer of Du Musée Investments Inc. (formerly Avenue Capital Markets BNB Inc.), a Family Office with private investments in Canada, the United States and Brazil that he founded in 2010.He currently serves as a Director, Chair of the Audit Committee and Chair of the Compensation Committee for DMD Digital Health Connections Group Inc., a company of which he is one of the five founders, and that provides digital solutions for pharmaceutical companies. Mr. Brosseau is also an advisor and owner of Quintess (formerly Grupo Cimcorp Brazil), an IT company specializing in outsourcing and telecommunication infrastructure management. Mr. Brosseau was President of Blackmont Capital Markets in Toronto until June 2009 and then served as Chair of Québec Capital Markets until May 2010. From 1994 to 2007, he held various executive positions with CIBC, mostly based in Toronto. Most recently he was Co-Head of Canadian Cash Equities and of Global Cash Equities at CIBC World Markets Inc., as well as a member of the Executive Committee. Mr. Brosseau holds a bachelor’s degree (B.Sc.) in Politics and a master’s degree (M.Sc.) in Political Science from the Université de Montréal.

Michèle Colpron, Director and member of the Audit and Risk Management Committee. Ms. Colpron has been a Director of Videotron since May 14, 2020. She has served as a Director of Quebecor and Quebecor Media since March 11, 2020. Ms. Colpron has been a member of the Audit and Risk Management Committee of Quebecor, Quebecor Media and Videotron since May 14, 2020. Ms. Colpron has over 30 years experience in leadership roles in the financial services industry. She held senior positions from 2000 to 2012 at Caisse de dépôt et placement du Québec where she was Senior Vice President, Financial Management. She also was Vice President, Investment Administration and Vice President, Finance and Administration Private Equity. From 1993 to 1999, Ms. Colpron held senior positions as Chief Financial Officer at Merrill Lynch Bank (Suisse) S.A. and Finance and Human Resources Manager of Standard Chartered Bank (Switzerland) S.A. Her foray into the international business began in 1989 with Ernst & Young in London followed by Hong Kong in 1991 until 1993 as audit manager. Ms. Colpron has been a member of the Boards of Directors of Fonds de solidarité FTQ since 2012, the Canada Infrastructure Bank since 2017 and the Investment Industry Regulatory Organization of Canada (IIROC) since 2017. She has been Vice Chair of the Board of Directors of IIROC since 2020. She is a member of various committees of these Boards and is Chair of a Finance and Audit Committee, Chair of a Human Resources and Pension Committee, and Chair of a Financial Asset Management Committee. She was also Vice Chair, corporate Director and member of various committees of the Professional Insurance Liability Fund of the Barreau of Québec between 2012 and 2020. Ms. Colpron is Fellow of the Ordre des comptables professionnels agréés du Québec (FCPA, FCA). She is also a qualified corporate director (ASC).

Sylvie Lalande, Director. Ms. Lalande has been a Director of Videotron since July 2014 and of Quebecor Media since May 2013. She has served as a Director of Quebecor since May 2011. She was appointed as Lead Director of Quebecor and Quebecor Media on November 8, 2017, as Vice Chair on May 8, 2018 and as Chair of the Human Resources and Corporate Governance Committee on May 12, 2016. She has been a Director of TVA Group since December 2001 and was appointed as Chair of the Board on March 10, 2014. She has also served as Chair of the Human Resources and Corporate Governance Committee of TVA Group since May 2013. She held several senior positions in the media, marketing, communication marketing and corporate communications sectors. Until October 2001, she was the Chief Communications Officer of Bell Canada. From 1994 to 1997, she was President and Chief Executive Officer of UBI Consortium, a consortium formed to develop and manage interactive and transactional communication services. From 1987 to 1994, she occupied several senior positions at TVA Group and at Le Groupe Vidéotron ltée. Ms. Lalande began her career in the radio industry, after which she founded her own consultation firm. In 2006, Ms. Lalande earned an university certificate in corporate governance from the Collège des administrateurs de sociétés de l’Université Laval (CAS). She is also a qualified corporate director (ASC). Ms. Lalande was Director, Lead Director and Chair of the Corporate Governance and Human Resources Committee of Ovivo Inc. until its privatisation in September 2016. From November 2013 to September 2017, Ms. Lalande was Chair of the Board of the CAS. From April 2017 to December 2019, she was Chair of the Board of Capital régional et coopératif Desjardins.

Normand Provost, Director and Chair of the Audit and Risk Management Committee. Mr. Provost has been a Director of Videotron since June 2014. He has served as a Director of Quebecor Media since July 2004 and a Director of Quebecor since May 2013. He has also served as a member of the Audit and Risk Management Committee of Videotron, Quebecor and Quebecor Media since June 2014 and as Chair since May 2018. From May 2014 to December 2015, he was Assistant to the President of the Caisse de dépôt et placement du Québec (CDPQ), one of the largest institutional fund managers in Canada and North America. Between October 2003 and May 2014, he was Executive Vice-President, Equity of CDPQ. Mr. Provost joined CDPQ in 1980 and has held several positions within the institution, ranging from Advisor and Investment Manager, specializing in midsize businesses, to President of the subsidiary CDP Capital d’Amérique Investissements inc. In addition to his responsibilities in the investment sector, Mr. Provost served as Chief Operating Officer of CDPQ from April 2009 to March 2012 and was also a member of the executive committee. Between September 2009 and May 2014, he assumed the leadership of all CDPQ’s initiatives in Québec. He serves on the Supervisory Board and on the Compensation and Human Resources Committee of Groupe Kéolis S.A.S., and chairs its Audit and Risk Management Committee since September 2020. Since March 2015, Mr. Provost also serves on the Board of Directors and chairs the Investment Committee of Desjardins Financial Security. From January 2018 to December 2019, Mr. Provost was a member of the Board of Directors of Investissement Québec and the Chairman of its Risk Management Committee. Since January 2019, Mr. Provost is Chairman of the Board of Groupe Germain.

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

Philippe Cloutier, Senior Vice President and Chief Financial Officer. Mr. Cloutier was appointed to his current position in June 2017. Prior to joining Videotron, Mr. Cloutier spent fifteen years in the printing and media industry where he held several executive positions including overall leadership of the Canadian subsidiaries of Quad/Graphics (formerly known as Quebecor World) and Reader’s Digest. Mr. Cloutier holds an MBA from McGill University, a bachelor’s degree in Business from HEC Montréal and has also completed successfully all three levels of the CFA charterholder.

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

Élodie Girardin-Lajoie, Vice President, Corporate Affairs. Ms. Girardin-Lajoie has been Vice-President, Corporate Affairs since May 2018. She was previously Director of Internal Communications, Senior Public Relations Advisor and Media Relations Specialist in the Communications Department. As Vice President, Corporate Affairs, Ms. Girardin-Lajoie is responsible for developing and executing positioning and promotional strategies for Videotron and its partners. Before joining Videotron, Ms. Girardin-Lajoie worked as a political staffer, including four years as Press Secretary in the Office of the Leader of the Official Opposition in Québec City. She holds a Bachelor’s degree in public relations from Université Laval.

Antoinette Noviello, Vice President and Corporate Controller. Ms. Noviello was appointed to her current position in June 2017. From 2015 to June 2017, she was General Manager and Corporate Controller. Prior to joining Videotron in 2015, Ms. Noviello held key financial functions in other subsidiaries within the Quebecor group, including Sun Media Corporation. From 2000 to 2011, she held Vice-President Finance positions in a printing and manufacturing entity operating in Québec and Ontario, as well as in a productivity management consulting firm operating in North America. Ms. Noviello holds an Executive MBA from McGill-HEC Montréal. She holds a Bachelors’ degree in Accounting and MIS, a Graduate Diploma in Public Accountancy, as well as a Graduate Certificate in Treasury-Finance from McGill University. She is a Chartered Professional Accountant (CPA) and a member of the Ordre des comptables professionnels agréés du Québec as well as an executive member of FEI Canada, Québec chapter.

Jean-François Parent, Vice President and Treasurer. Mr. Parent was appointed Vice President and Treasurer in December 2018. He has also served as Vice President and Treasurer of Quebecor and Quebecor Media since December 2018. Prior to that date, he was Senior Director Financing and M&A of Quebecor Media. Mr. Parent joined Quebecor Media in 2006 and has assumed various responsibilities in treasury, corporate finance and mergers and acquisitions since then. Mr. Parent holds a M.Sc. in Finance from Université de Sherbrooke and is a member of the Montréal chapter of the CFA Institute and a member of the Ordre des comptables professionnels agréés du Québec.

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

B-          Compensation

Our Directors do not receive any remuneration for acting in their capacity as directors of Videotron. Since July 1, 2013, the Chairman of our Audit and Risk Management Committee receives an annual fee of $25,000 while the other three members receive an annual fee of $10,000. Our Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors and our Audit and Risk Management Committee. During the financial year ended December 31, 2020, the amount of compensation (including benefits in kind) paid to four of our directors for services in all capacities to Videotron and its subsidiaries was $51,319. None of our Directors have contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

The aggregate amount of compensation we paid for the year ended December 31, 2020 to our executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was approximately $6.5 million, including salaries, bonuses and benefits in kind.

Quebecor Media’s Stock Option Plan

Under a stock option plan established by Quebecor Media, 6,180,140 common shares of Quebecor Media (representing 7.8% of all of the outstanding common shares of Quebecor Media) have been set aside for Directors, officers, senior employees, and other key employees of Quebecor Media and its subsidiaries, including Videotron. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the common shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the common shares of Quebecor Media are not listed on a stock exchange at the time of the grant) or the 5-day weighted average closing price ending on the day preceding the date of grant of the common shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant, as applicable. For so long as the shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following annual periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29 and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options to receive an amount in cash equal to the difference between the fair market value of the common shares, as determined by Quebecor Media’s Board of Directors, and the exercise price of their vested options or, subject to certain stated conditions, purchase common shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless Quebecor Media’s Human Resources and Corporate Governance Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by Quebecor Media’s Human Resources and Corporate Governance Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33⅓% vesting on the third anniversary of the date of grant. Pursuant to the terms of this plan, no optionee may hold options representing more than 5% of the outstanding common shares of Quebecor Media.

During the year ended December 31, 2020, no options were granted under this plan to officers and employees of Videotron. During the year ended December 31, 2020, a total of 16,500 options were exercised by officers and employees of Videotron, for aggregate gross value realized of $0.9 million. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2020, an aggregate total of 30,000 options granted to Directors, officers and employees of Videotron (excluding Directors, officers and employees who are also Directors, officers or employees at multiple Quebecor Media group companies) remain outstanding, with a weighted average exercise price of $64.31 per share. For more information on this stock option plan, refer to Note 19 to our audited consolidated financial statements included under “Item 18. Financial Statements” of this annual report.

No further grant of options is contemplated for the near future.

Quebecor’s Stock Option Plan

Under a stock option plan established by Quebecor, 26,000,000 Quebecor Class B Shares have been set aside for Directors, officers, senior employees and other key employees of Quebecor and its subsidiaries, including Videotron. The exercise price of each option is equal to the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the grant of the option. Each option may be exercised during a period not exceeding ten years from the date granted. Options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. The Board of Directors of Quebecor may, at its discretion, affix different vesting periods at the time of each grant. Thus, since 2018, when granting options, the Board of Directors has determined that options would vest equally over three years with the first 33⅓% vesting on the third anniversary of the date of the grant. Holders of options under the Quebecor stock option plan have the choice, when they want to exercise their options, to acquire Quebecor Class B Shares at the corresponding option exercise price or to receive a cash payment from Quebecor equivalent to the difference between the market value of the underlying shares and the exercise price of the option. By signing the notice of grant they have received, holders of options have committed to obtaining Quebecor’s consent before exercising their right to purchase the shares for which they wish to exercise their options.

During the year ended December 31, 2020, 555,000 options to purchase Quebecor Class B Shares were granted to officers and employees of Videotron (excluding Directors, officers and employees who, at the date of grant, were Directors, officers or employees at multiple Quebecor Media group of companies). As of December 31, 2020, a total of 1,467,700 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $30.56 per share, were held by officers and employees of Videotron for acting in such capacity. The closing sale price of the Quebecor Class B Shares on the TSX on December 31, 2020, was $32.76.

Quebecor’s DSU and PSU plans

On July 13, 2016, Quebecor established a DSU plan and a performance shares unit (“PSU”) plan for its employees and those of its subsidiaries. Both plans are based on Quebecor Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B shares. As of December 31, 2020, an aggregate total of 63,990 DSUs and of no PSUs granted to officers of Videotron remain outstanding.

Pension Benefits

Both Quebecor Media and Videotron maintain pension plans for our non-unionized employees and certain officers.

Videotron’s pension plan provides pension benefits to our executive officers equal to 2.0% of salary (excluding bonuses) for each year of membership in the plan. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada) (the “Tax Act”), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under our pension plan are as prescribed under the Tax Act. An executive officer contributes to this plan an amount equals to 5.0% of his or her salary up to a maximum of $8,114 as of December 31, 2020. Videotron changed this pension plan to a defined contribution plan for new employees hired on and after May 1, 2012. Videotron reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date.

Quebecor Media’s pension plan provides greater pension benefits to eligible executive officers than it does to other employees. The higher pension benefits under this plan equal 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Tax Act, in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media’s pension plan are as prescribed by the Tax Act and is based on a maximum salary of $162,278. An executive officer contributes to this plan an amount equals to 5.0% of his or her salary up to a maximum of $8,114 as of December 31, 2020. Videotron has no liability regarding Quebecor Media’s pension plan. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. However, Quebecor Media reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date. New employees are eligible to enroll in a retirement savings plan.

The total amount we contributed for the year ended December 31, 2020 to provide the pension benefits to our senior executives, as a group, was $304,500. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by us to all participants, refer to Note 26 to our audited consolidated financial statements for the year ended December 31, 2020 included under “Item 18. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media’s and our pension plans:

	Years of Participation
Compensation	10	15	20	25	30
$162,278	$32,456	$48,683	$64,911	$81,139	$97,367

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

Our Board of Directors is comprised of six directors. Each director is nominated and elected by Quebecor Media, our parent corporation, to serve until a successor director is elected or appointed. Our Board of Directors has an Audit and Risk Management Committee, but we do not have a compensation committee. The Human Resources and Corporate Governance Committee of Quebecor Media decides certain matters relating to the compensation of officers and employees of Videotron.

Audit and Risk Management Committee

Our Audit and Risk Management Committee is currently composed of four Directors, namely Ms. Chantal Bélanger, Ms. Michèle Colpron and Messrs. André P. Brosseau and Normand Provost. Mr. Provost is the Chair of our Audit and Risk Management Committee. Our Board of Directors has determined that more than one of the members of the Audit and Risk Management Committee is an “audit committee financial expert” as defined under SEC rules. See “Item 16A — Audit Committee Financial Expert”. Our Board of Directors has adopted the mandate of our Audit and Risk Management Committee in light of the Sarbanes-Oxley Act of 2002 and related SEC rulemaking. Our Audit and Risk Management Committee assists our Board of Directors in overseeing i) the effectiveness of internal and financial controls and reporting, ii) the quality and integrity of the presentation of the financial statements and financial information and iii) the processes of identifying and managing enterprise risks. Our Audit and Risk Management Committee also oversees our compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

The current mandate of our Audit and Risk Management Committee provides, among other things, that our Audit and Risk Management Committee reviews our annual and quarterly financial statements before they are submitted to our Board of Directors, as well as the financial information contained in our annual reports on Form 20-F, our management’s discussion and analysis of financial condition and results of operations, our quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews our accounting policies and practices; and discusses with our independent auditors the scope of their audit, as well as our auditors’ recommendations and observations with respect to the audit, our accounting policies and financial reporting, and the responses of our management with respect thereto. Our Audit and Risk Management Committee is also responsible for ensuring that we have in place adequate and effective internal control and management information systems to monitor our financial information and to ensure that our transactions with related parties are made on terms that are fair for us. Our Audit and Risk Management Committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to our independent auditor, and submits the appropriate recommendations to our Board of Directors in connection with these services and fees. At least every five years, our Audit and Risk Management Committee carries out an assessment of the external auditor. It also reviews and approves our Code of Ethics applicable to our President and Chief Executive Officer and principal financial officers. Lastly, it also reviews and oversees risk management, particularly including operational risks related to information technology, cybersecurity as well as financial, fraud and regulatory risks, and oversees the effectiveness of the measures put in place to control these risks.

D-          Employees

At December 31, 2020, we had 6,538 employees. At December 31, 2019 and 2018, we had 6,493 and 6,637 employees, respectively. Substantially all of our employees are based and work in the Province of Québec. We had 3,753 unionized employees, and the terms of their employment are governed by one of our five regional collective bargaining agreements. The collective bargaining agreement covering 2,727 unionized employees in the Montréal region expired in December 2018. The negotiation phase is currently underway with this unit. There are also two collective bargaining agreements covering unionized employees in the Québec City (495 unionized employees) and Saguenay regions (235 unionized employees), with terms running through December 31, 2021, for which negotiations are in progress or will be undertaken in 2021. The collective bargaining agreement covering 251 unionized employees in the Gatineau region has been renewed until August 31, 2021.

The other collective bargaining agreement covering 45 unionized employees of our subsidiary, SETTE Inc., has expired on December 31, 2018. The negotiation phase is currently underway.

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

B-          Related Party Transactions

The Corporation enters into related party transactions from time to time. These related party transactions are further described under “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position – Financial Position as of December 31, 2020” and in Note 7, in Note 8 and in Note 25 to our audited consolidated financial statements included under “Item 18. Financial Statements” in this annual report. These related party transactions have been accounted for at the consideration agreed between parties:

	As of December 31,
	2020	2019	2018
	(in millions)
Ultimate Parent and Parent Corporation:
Revenues	$0.4	$0.5	$0.6
Purchase of goods and services	9.6	9.9	9.4
Operating expenses recovered	(1.4)	(2.6)	(0.4)

Corporations Under Common Control:
Revenues	4.9	5.5	5.0
Purchase of goods and services	95.7	123.2	105.5
Operating expenses recovered	1.4	(3.0)	(1.2)

Management fee

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $41.0 million in 2020, $50.0 million in 2019 and $53.0 million in 2018. In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. These transactions were accounted for at the consideration agreed between the parties.

Income tax transactions

On December 18, 2020, 9346-9963 Québec Inc., a subsidiary of Quebecor Media, redeemed 1,700,000 preferred shares, Series L for a total cash consideration of $1,700.0 million, and settled cumulative unpaid dividends of $15.3 million. On the same day, the Corporation used the total proceeds of $1,700.0 million to repay its subordinated loans contracted from Quebecor Media.

On November 12, 2020, the Corporation contracted a subordinated loan of $1,700.0 million from Quebecor Media, bearing interest at a rate of 9.0%, payable every six months on June 20 and December 20, and maturing on November 12, 2050. On the same day, the Corporation invested the total proceeds of $1,700.0 million into 1,700,000 preferred shares, Series L, of 9346-9963 Québec Inc. These shares carry the right to receive an annual dividend of 9.1%, payable semi-annually.

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

On November 30, 2018, 9346-9963 Québec Inc., a subsidiary of Quebecor Media, redeemed 795,000 preferred shares, Series C for a total cash consideration of $795.0 million, and settled cumulative unpaid dividends of $34.1 million. On the same day, the Corporation used the total proceeds of $795.0 million to repay its subordinated loans contracted from Quebecor Media

On February 27, 2018, the Corporation contracted a subordinated loan of $2.39 billion from Quebecor Media, bearing interest at a rate of 9.5%, payable every six months on June 20 and December 20, and maturing on February 27, 2048. On the same day, the Corporation invested the total proceeds of $2.39 billion into 2,390,000 preferred shares, Series C, of 9346-9963 Québec Inc. These shares carry the right to receive an annual dividend of 9.6%, payable semi-annually.

The above transactions were carried out for tax consolidation purposes of Quebecor Media and its subsidiaries and accounted for at the consideration agreed between parties.

Purchase of shares of Quebecor Media and subsidiary subordinated loans

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we enter into certain transactions from time to time that have the effect of using tax losses within the Quebecor Media group. These transactions are described further under “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position – Financial Position as of December 31, 2020” and in Note 8 to our audited consolidated financial statements which are included under “Item 18. Financial Statements” in this annual report.

C-          Interests of Experts and Counsel

Not applicable.

ITEM 8 – Financial Information

A-          Consolidated Statements and Other Financial Information

Our consolidated balance sheets as at December 31, 2020 and 2019, and our consolidated statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2020, 2019 and 2018, including the notes thereto and together with the report of Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

Legal Proceedings

We and our subsidiaries are involved in a number of legal proceedings against us which are pending. In the opinion of our management, the outcome of these proceedings is not expected to have a material adverse effect on our results or financial position.

Dividend Policy

During the years ended December 31, 2020, December 31, 2019 and December 31, 2018, we paid aggregate cash dividends on our common shares of $611,000,000, $266,000,000 and $113,000,000, respectively. We currently expect to pay dividends and other distributions on our common shares in the future. The declaration and payment of dividends and other distributions is in the sole discretion of our Board of Directors, and any decision regarding the declaration of dividends and other distributions will be made by our Board of Directors depending on, among other things, our financial resources, the cash flows generated by our business, our capital needs, and other factors considered relevant by our Board of Directors, including the terms of our indebtedness and applicable law. In 2019, aggregate cash distributions in the form of a reduction of paid-up capital of our common shares were paid in the amount of $465,000,000 by way of shareholders’ resolution.

B-          Significant Changes

Except as otherwise disclosed in this annual report, there has been no other material adverse change in our financial position since December 31, 2020.

ITEM 9 – The Offer and Listing

A-          Offer and Listing Details

Not applicable.

B-          Plan of Distribution

Not applicable.

C-          Markets

Outstanding Notes

On January 22, 2021, following the close of the period covered by this annual report, we issued and sold $650.0 million aggregate principal amount of our 3⅛% Senior Notes due January 15, 2031, in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

On October 8, 2019, we issued and sold $800.0 million aggregate principal amount of our 4½% Senior Notes due January 15, 2030, in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

On April 13, 2017, we issued and sold US$600.0 million aggregate principal amount of our 5⅛% Senior Notes due April 15, 2027, in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

On September 15, 2015, we issued and sold $375.0 million aggregate principal amount of our 5¾% Senior Notes due January 15, 2026, in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

On April 9, 2014, we issued and sold US$600.0 million aggregate principal amount of our 5⅜% Senior Notes due June 15, 2024, in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

On June 17, 2013, we issued and sold $400.0 million aggregate principal amount of our 5⅝% Senior Notes due June 15, 2025 in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

On March 14, 2012, we issued and sold US$800.0 million aggregate principal amount of our 5% Senior Notes due July 15, 2022 in private placements exempt from the registration requirements of the Securities Act. In connection with the issuance of these unregistered notes, we filed a registration statement on Form F-4 with the SEC on May 17, 2012 and completed the registered exchange offer in July 2012. As a result, our 5% Senior Notes due July 15, 2022 have been registered under the Securities Act.

We are the issuer of all of the Senior Notes.  Our obligations under the Senior Notes and the related indentures are fully and unconditionally guaranteed (the “Guarantees”) by each of our subsidiaries other than those subsidiaries which represent, in the aggregate, less than 1% of our consolidated assets, liabilities, revenues, net income and intercompany balances. Since these non-guarantor subsidiaries are immaterial, our summarized financial information and that of the subsidiary guarantors, on a combined basis after elimination of intercompany transactions and balances among us and excluding investments in and equity in the earnings of non-guarantor subsidiaries, is not presented in this annual report.

Under the terms of the Guarantees, the subsidiary guarantors guarantee to each holder the due and punctual payment of any principal, accrued and unpaid interest (and all Additional Amounts, as such term is defined in the applicable indenture, if any) due under the debt securities in accordance with each indenture. The Guarantees are the full, direct, unconditional, unsecured and unsubordinated general obligations of the subsidiary guarantors.

The Guarantees of a subsidiary guarantor will be terminated (and any subsidiary guarantor will automatically and unconditionally be released from all obligations under its Guarantee) at substantially the same time that (i) the relevant subsidiary guarantor is released from its guarantee of our credit facilities, or (ii) such subsidiary guarantor is sold or designated as an unrestricted subsidiary under the indentures. If the Guarantees by the subsidiary guarantors are released, we are not required to replace them, and the Senior Notes will have the benefit of fewer or no Guarantees for the remaining maturity of such debt securities.

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

The record holder of our 5% Senior Notes due 2022, our 5⅜% Senior Notes due 2024 and our 5⅛ Senior Notes due 2027 is Cede & Co., a nominee of The Depository Trust Company, and the record holder of our 5⅝% Senior Notes due 2025, our 5¾% Senior Notes due 2026, our 4½% Senior Notes due 2030 and our 3⅛% Senior Notes due 2031 is CDS Clearing and Depository Services Inc.

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

Since its coming into force on February 14, 2011, Videotron is governed by the Business Corporations Act (Québec). On January 4, 2018, Vidéotron ltée and 9370-5762 Québec inc. amalgamated, under the Business Corporations Act (Québec), into a single corporation using the name “Videotron Ltd.” (or “Vidéotron ltée” in French) with the Designating Number 1173288326. Previously, on July 1, 2006, Vidéotron ltée and 9101–0827 Québec inc. amalgamated, under Part IA of the Companies Act (Québec), into a single corporation using the name “Videotron Ltd.” (or “Vidéotron ltée” in French) with the Designating Number 1163819882. The Articles provide no restrictions on the purposes or activities that may be undertaken by Videotron.

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

3.

Actions necessary to change the rights of shareholders. Under the Business Corporations Act (Québec), (i) the Articles may only be amended by the affirmative vote of the holders of two-thirds (⅔) of the votes cast by the shareholders at a special meeting called for that purpose and (ii) our by-laws may be amended by our Board of Directors and ratified by a majority of the votes cast by the shareholders at the next shareholders meeting. Unless they are rejected by the shareholders at the close of the meeting or not submitted to the shareholders, the amended by-laws are effective as of the date of the resolution of the Board of Directors approving them. However, by-law amendments relating to procedural matters with respect to shareholders meetings take effect only once they have received shareholders’ approval. In addition, pursuant to the Business Corporations Act (Québec), we may not make any amendments to the Articles that affect the rights, conditions, privileges or restrictions attaching to issued shares of any series outstanding, other than an increase in the share capital or the number of our authorized shares, without obtaining the consent of all the shareholders concerned by the amendment, whether or not they are eligible to vote. In order to change the rights of our shareholders, we would need to amend our Articles to effect the change. Such an amendment would require the approval of holders of two-thirds (⅔) of the shares at a duly called special meeting. For amendments affecting the rights of a particular class or series of shares, the holders of such class or series of shares are entitled to a separate vote, whether or not shares of this class or series otherwise carry the right to vote. Such a proposed amendment will be effected only if it receives the approval of two-thirds (⅔) of holders of each such affected class or series of shares. In respect of certain amendments, a shareholder is entitled to dissent and, if the resolution is adopted and we implement the changes, demand that we repurchase all of its shares of such class or series for which a separate vote was carried out at their fair value.

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

5.

Limitations on right to own securities. There is no limitation imposed by Canadian law or by the Articles or our other constituent documents on the right of non-residents or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada) and the Radiocommunication Act. The Investment Canada Act (Canada) requires “non-Canadian” (as defined in the Investment Canada Act (Canada)) individuals, governments, corporations and other entities who wish to acquire control of a “Canadian business” (as defined in the Investment Canada Act (Canada)) to file either an application for review (when certain asset value thresholds are met) or a post-closing notification with the Director of Investments appointed under the Investment Canada Act (Canada), unless a specific exemption applies. The Investment Canada Act (Canada) requires that, when an acquisition of control of a Canadian business by a “non-Canadian” is subject to review, it must be approved by the Minister responsible for the Investment Canada Act (Canada) on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act (Canada). Radio licenses may be issued under the Radiocommunication Act to radiocommunication service providers (“Service Providers”) that meet the eligibility criteria of Canadian ownership and control set forth in the Canadian Telecommunications Common Carrier Ownership and Control Regulations (the “CTCCOCR”). Under the CTCCOCR, the Service Provider may refuse to accept any subscription for or register the transfer of any of its voting shares unless it receives a declaration that such subscription or transfer would not result in the percentage of the total voting shares of the Service Provider that are beneficially owned and controlled by non-Canadians exceeding 33⅓%.

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

(b)

Indenture relating to $400,000,000 of our 5⅝% Senior Notes due June 15, 2025, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On June 17, 2013, we issued $400,000,000 aggregate principal amount of our 5⅝% Senior Notes due June 15, 2025, pursuant to an Indenture, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on June 15, 2025. Interest on these senior notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the make-whole redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(c)

Indenture relating to US$600,000,000 of our 5⅜% Senior Notes due June 15, 2024, dated as of April 9, 2014, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 9, 2014, we issued US$600,000,000 aggregate principal amount of our 5⅜% Senior Notes due June 15, 2024, pursuant to an Indenture, dated as of April 9, 2014, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes are unsecured and mature on June 15, 2024. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the make-whole redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

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

(e)

Indenture relating to US$600,000,000 of our 5⅛% Senior Notes due April 15, 2027, dated as of April 13, 2017, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 13, 2017, we issued US$600,000,000 aggregate principal amount of our 5⅛% Senior Notes due April 15, 2027, pursuant to an Indenture, dated as of April 13, 2017, by and among us, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes are unsecured and mature on April 15, 2027. Interest on these senior notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These senior notes are redeemable, at our option, under certain circumstances and at the make-whole redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

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

(g)

Indenture relating to $650,000,000 of our 3⅛% Senior Notes due January 15, 2031, dated as of January 22, 2021, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On January 22, 2021, we issued $650,000,000 aggregate principal amount of our 3⅛% Senior Notes due January 15, 2031, pursuant to an Indenture, dated as of January 22, 2021, by and among us, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2031. Interest on these senior notes is payable in cash semi-annually in arrears on January 15 and July 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of our subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at a price based on a make-whole formula during the first five years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to us and certain of our subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than our bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

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

E-           Taxation

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of (i) our 5% Senior Notes due 2022 (our “5% Senior Notes”), (ii) our 5⅜% Senior Notes due 2024 (our “5⅜% Senior Notes”), (iii) our 5⅝% Senior Notes due 2025 (our “5⅝% Senior Notes”), (iv) our 5¾% Senior Notes due 2026 (our “5¾% Senior Notes”), (v) our 5⅛% Senior Notes due 2027 (our “5⅛% Senior Notes”), (vi) our 4½% Senior Notes due 2030 (our “4½% Senior Notes”), and (vii) our 3⅛% Senior Notes due 2031 (our “3⅛% Senior Notes”) (collectively, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. Our 5⅝% Senior Notes, our 5¾% Senior Notes, our 4½% Senior Notes and our 3⅛% Senior Notes are denominated in Canadian dollars (the “Canadian dollar Notes”). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

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

ITEM 11 - Quantitative and Qualitative Disclosures About Market Risk

We use certain financial instruments, such as cross-currency interest rate swaps and foreign exchange forward contracts, to manage interest rate and foreign exchange risk exposures. These instruments are used solely to manage the financial risks associated with our obligations and are not used for trading or speculation purposes. For more information regarding our financial instruments and financial risk management, refer to Note 24 to our audited consolidated financial statements for the year ended December 31, 2020 included under “Item 18. Financial Statements” of this annual report.

Foreign Currency Risk

Most of our consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures, are received or denominated in Canadian dollars. A significant portion of the interest, principal and premium, if any, payable on our debt is payable in U.S. dollars. We have entered into transactions to hedge the foreign currency risk exposure on our U.S.-dollar-denominated debt obligations outstanding as of December 31, 2020 and to hedge our exposure on certain purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

Interest Rate Risk

Videotron’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by Videotron bear interest at fixed rates. Videotron has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2020, pro forma for the issuance in January 2021 of $650.0 million aggregate principal amount of Senior Notes and after taking into account the hedging instruments, long-term debt was comprised of 96.1% fixed rate debt (93.3% in 2019) and 3.9% floating rate debt (6.7% in 2019).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2020 was $1.8 million.

Credit Risk

Credit risk is the risk of financial loss to Videotron if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises principally from amounts receivable from customers, including contract assets.

The carrying amounts of financial assets represent the maximum credit exposure.

In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2020, no customer balance represented a significant portion of Videotron’s consolidated trade receivables. Videotron is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2020, the provision for expected credit losses represented 2.8% of the gross amount of accounts receivable and contract assets (3.0% as of December 31, 2019), while 4.1% of trade receivable were 90 days past their billing date (4.3% as of December 31, 2019).

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

Principal Repayments

As at December 31, 2020, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

Year ending December 31,	(in millions of dollars)
2021	-
2022	1,018.0
2023	-
2024	763.5
2025	400.0
2026 and thereafter	1,938.5
Total	$4,120.0

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

Videotron’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that Videotron’s internal control over financial reporting was effective as of December 31, 2020.

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

ITEM 16 – [Reserved]

ITEM 16A – Audit Committee Financial Expert

Our Audit and Risk Management Committee has been structured to comply with the requirements of Canadian National Instrument 52-110 - Audit Committee (“NI 52-110”). Our Board of Directors has determined that more than one “audit committee financial expert” (as defined in Item 16A of Form 20-F) are serving on our Audit and Risk Management Committee and that all members of the Audit and Risk Management Committee are “independent” directors, as defined under SEC rules.

ITEM 16B – Code of Ethics

We have a Code of Ethics that applies to all directors, officers and employees of Videotron, including our Chief Executive Officer, Senior Vice President and Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. Our Code of Ethics is included as an exhibit to this annual report on Form 20-F.

ITEM 16C – Principal Accountant Fees And Services

Ernst & Young LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2020, 2019 and 2018. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2020 are included in this annual report on Form 20-F.

The Audit and Risk Management Committee establishes the independent auditors’ compensation. The Audit and Risk Management Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit and Risk Management Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2020, 2019 and 2018, none of the non-audit services described below were approved by the Audit and Risk Management Committee of our Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by our independent auditors, Ernst & Young LLP, for the fiscal years ended December 31, 2020, 2019 and 2018.

	2020	2019	2018
Audit Fees(1)	$1,152,374	$919,693	$848,885
Audit related Fees(2)	-	-	-
Tax Fees(3)	40,493	9,282	31,670
All Other Fees(4)	-	-	-
Total	$1,192,867	$928,975	$880,555

(1)

Audit Fees consist of fees approved for the annual audit of the Corporation’s consolidated financial statements and quarterly reviews of interim financial statements of the Corporation with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues and translation. It also includes audit and attestation services required by statute or regulation, such as comfort letters and consents, SEC prospectus and registration statements, other filings and other offerings, including annual reports and SEC forms and statutory audits.

(2)

Audit-related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards on proposed transactions, due diligence or accounting work related to acquisitions; employee benefit plan audits, and audit or attestation services not required by statute or regulation.

(3)

Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refunds, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers, acquisitions and divestitures, transfer pricing, and requests for advance tax rulings or technical interpretations.

(4)

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

ITEM 16F – Changes in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G – Corporate Governance

Not applicable.

ITEM 17 – Financial Statements

Not applicable.

ITEM 18 – Financial Statements

Our consolidated balance sheets as at December 31, 2020 and 2019 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2020, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

ITEM 19 – Exhibits

The following documents are filed as exhibits to this Form 20-F:

1.1	Certificate and Articles of Amalgamation of Videotron as of January 4, 2018. (incorporated by reference to Exhibit 1.1 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

1.2	By-laws of Videotron Ltd. (translation) (incorporated by reference to Exhibit 1.4 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

1.3	Certificate and Articles of Amalgamation of Le SuperClub Vidéotron Ltée (translation) (incorporated by reference to Exhibit 1.5 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

1.4	By-laws of Le SuperClub Vidéotron Ltée (translation) (incorporated by reference to Exhibit 1.6 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

1.5	Certificate of Amendment for Le SuperClub Vidéotron Ltée (translation) (incorporated by reference to Exhibit 1.7 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000, Commission file No. 033-51000).

1.6	Articles of Incorporation of Vidéotron Infrastructures Inc., as amended as of February 17, 2011 (incorporated by reference to Exhibit 1.7 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

1.7	By-laws of Vidéotron Infrastructures Inc. (translation) (incorporated by reference to Exhibit 1.8 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

1.8	Certificate of Incorporation of Videotron US Inc. as of September 20, 2007 (incorporated by reference to Exhibit 1.9 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

1.9	Amended and Restated Certificate of Incorporation of Videotron US Inc. as of October 1, 2008 (incorporated by reference to Exhibit 1.10 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

1.10	By-laws of Videotron US Inc. (incorporated by reference to Exhibit 1.11 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

1.11	Declaration of registration of Videotron G.P. (incorporated by reference to Exhibit 1.12 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

1.12	Declaration of registration of Videotron L.P. (incorporated by reference to Exhibit 1.13 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

1.13	Certificate and Articles of Constitution of 9230-7677 Québec inc. (translation) (incorporated by reference to Exhibit 1.14 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

1.14	By-laws of 9230-7677 Québec inc. (translation) (incorporated by reference to Exhibit 1.15 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

1.15	Certificate and Articles of Constitution of 9227-2590 Québec inc. (translation) (incorporated by reference to Exhibit 1.18 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000, Commission file No. 033-51000).

1.16	By-laws of 9227-2590 Québec inc. (translation) (incorporated by reference to Exhibit 1.19 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000, Commission file No. 033-51000).

1.17	Certificate and Articles of Incorporation as of 9529454 Canada Inc. as of November 30, 2011 (translation). (incorporated by reference to Exhibit 1.26 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.18	By-laws of 9529454 Canada Inc. (translation) (incorporated by reference to Exhibit 1.27 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.19	Certificate and Articles of Amalgamation of 8480869 Canada Inc. as of January 7, 2016 (incorporated by reference to Exhibit 1.28 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.20	By-laws of 8480869 Canada Inc. (translation) (incorporated by reference to Exhibit 1.29 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.21	Certificate and Articles of Amalgamation of Fibre Noire Internet Inc. as of April 19, 2013, as amended on June 27, 2014, and January 6, 2016 (incorporated by reference to Exhibit 1.30 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.22	By-laws of Fibrenoire Inc. (translation) (incorporated by reference to Exhibit 1.31 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.23	Certificate and Articles of Incorporation of Canadian P2P Fibre Systems Ltd. as of June 15, 2007 (incorporated by reference to Exhibit 1.32 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.24	By-laws of Canadian P2P Fibre Systems Ltd (translation) (incorporated by reference to Exhibit 1.33 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.25	Certificate and Articles of Constitution of 9176-6857 Québec Inc. as of December 5, 2006 (translation) (incorporated by reference to Exhibit 1.29 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

1.26	Certificate and Articles of Amendment of 9176-6857 Québec Inc. as of June 13, 2014 (translation) (incorporated by reference to Exhibit 1.30 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

1.27	By-laws of 9176-6857 Québec Inc. (translation) (incorporated by reference to Exhibit 1.31 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

1.28	Certificate and Articles of Incorporation of Fizz Mobile & Internet Inc. as of November 27, 2018 (translation) (incorporated by reference to Exhibit 1.28 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

1.29	By-laws of Fizz Mobile & Internet Inc. (translation) (incorporated by reference to Exhibit 1.29 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

1.30	Certificate and Articles of consolidation of Teledistribution Amos Inc. as of March 22, 2021 (translation).

1.31	By-laws of Télédistribution Amos Inc. (translation).

2.1	Form of 5% Senior Notes due July 15, 2022 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.47 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.2	Form of Notation of Guarantee by the subsidiary guarantors of the 5% Senior Notes due July 15, 2022 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.47 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.3	Indenture, dated as of March 14, 2012, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.47 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.4	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron Ltd., 4Degrees Colocation Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.9 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.5	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.10 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.6	Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.12 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

2.7	Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.7 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.8	Supplemental Indenture, dated as of January 5, 2021, by and among Videotron, and Télédistribution Amos Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012.

2.9	Form of 5⅝% Senior Notes due June 15, 2025 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.40 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.10	Form of Notation of Guarantee of the subsidiary guarantors of the 5⅝% Senior Notes due June 15, 2025 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.40 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-5100).

2.11	Indenture, dated as of June 17, 2013, by and among Videotron Ltd., the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.40 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.12	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron Ltd., 4Degrees Colocation Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.14 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.13	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.5 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.14	Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.6 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

2.15	Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.14 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.16	Supplemental Indenture, dated as of January 5, 2021, by and among Videotron, and Télédistribution Amos Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013.

2.17	Form of 5⅜% Senior Notes due June 15, 2024 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.32 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.18	Form of Notation of Guarantee of the subsidiary guarantors of the 5⅜% Senior Notes due June 15, 2024 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.32 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.19	Indenture, dated as of April 9, 2014, by and among Videotron Ltd., the subsidiary guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.32 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.20	Supplemental Indenture, dated as of March 12, 2015, by and among Videotron Ltd., 4Degrees Colocation Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.19 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.21	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.20 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.22	Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014. (incorporated by reference to Exhibit 2.24 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

2.23	Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.21 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.24	Supplemental Indenture, dated as of January 5, 2021, by and among Videotron, and Télédistribution Amos Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014.

2.25	Form of 5¾% Senior Notes due January 15, 2026 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.23 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.26	Form of Notation of Guarantee by the subsidiary guarantors of the 5¾% Senior Notes due January 15, 2026 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.23 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.27	Indenture, dated as of September 15, 2015, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.23 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.28	Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.5 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.29	Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.6 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

2.30	Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.14 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.31	Supplemental Indenture, dated as of January 5, 2021, by and among Videotron, and Télédistribution Amos Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015. (incorporated by reference to Exhibit 2.16 above).

2.32	Form of 5⅛% Senior Notes due April 15, 2027 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.26 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

2.33	Form of Notation of Guarantee by the subsidiary guarantors of the 5⅛% Senior Notes due April 15, 2027 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.26 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

2.34	Indenture, dated as of April 13, 2017, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.26 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

2.35	Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 13, 2017 (incorporated by reference to Exhibit 2.31 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.36	Supplemental Indenture, dated as of January 5, 2021, by and among Videotron, and Télédistribution Amos Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 13, 2017.

2.37	Form of 4½% Senior Notes due January 15, 2030 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.34 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.38	Form of Notation of Guarantee of the subsidiary guarantors of the 4½% Senior Notes due January 15, 2030 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.34 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.39	Indenture, dated as of October 8,2019, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.34 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.40	Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of October 8, 2019 (incorporated by reference to Exhibit 2.14 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.41	Supplemental Indenture, dated as of January 5, 2021, by and among Videotron, and Télédistribution Amos Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of October 8, 2019 (incorporated by reference to Exhibit 2.16 above).

2.42	Form of 3⅛% Senior Notes due January 15, 2031 of Videotron Ltd. (incorporated by reference to Exhibit A to Exhibit 2.44 below).

2.43	Form of Notation of Guarantee of the subsidiary guarantors of the 3⅛% Senior Notes due January 15, 2031 of Videotron Ltd. (incorporated by reference to Exhibit E to Exhibit 2.44 below).

2.44	Indenture, dated as of January 22, 2021, by and among Videotron Ltd., the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee.

4.1	Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron Ltée, Videotron Infrastructures Inc., Jobboom Inc., Videotron US Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., Videotron G.P., and Videotron L.P., as guarantors (incorporated by reference to Exhibit 4.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.2	First Amending Agreement, dated as of June 14, 2013, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron Ltée, Videotron Infrastructures Inc., Videotron US Inc., 9227-2590 Québec inc., 9230-7677 Québec inc., Videotron G.P., Videotron L.P. and 8487782 Canada Inc. as guarantors (incorporated by reference to Exhibit 4.2 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file, No. 033-51000).

4.3	Second Amending Agreement, dated as of January 28, 2015, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, as amended, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 8487782 Canada Inc., Videotron G.P., Videotron L.P. and Videotron Infrastructures Inc., as guarantors (incorporated by reference to Exhibit 4.3 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

4.4	Third Amending Agreement, dated as of June 16, 2015, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, as amended, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 8487782 Canada Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc. and 4Degrees Colocation Inc., as guarantors (incorporated by reference to Exhibit 4.4 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

4.5	First Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of June 24, 2016, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 9176-6857 Québec Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors (incorporated by reference to Exhibit 4.5 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

4.6	Second Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of January 3, 2018, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9176-6857 Québec Inc., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors (incorporated by reference to Exhibit 4.6 of Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018).

4.7	Third Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of November 26, 2018, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron Ltd., Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 9176-6857 Québec Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors. (incorporated by reference to Exhibit 4.7 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed on March 26, 2019, Commission file No. 033-51000).

4.8	Form of Guarantee of the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 4.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.9	Form of Share Pledge of the shares of Videotron Ltd. and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 4.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.10	Management Services Agreement, effective as of January 1, 2002, between Quebecor Media and Videotron Ltd. (incorporated by reference to Exhibit 10.5 to Videotron Ltd.’s Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697).

8.1	Subsidiaries of Videotron Ltd.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to Videotron Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed on March 26, 2019, Commission file No. 033-51000).

12.1	Certification of Jean-François Pruneau, President and Chief Executive Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Philippe Cloutier, Senior Vice President and Chief Financial Officer of Videotron Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Jean-François Pruneau, President and Chief Executive Officer of Videotron Ltd., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of Philippe Cloutier, Senior Vice President and Chief Financial Officer of Videotron Ltd. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

101	Interactive Data Files.

SignaTure

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIDEOTRON LTD.

By:	/s/ Philippe Cloutier
Name: Philippe Cloutier
Title: Senior Vice President and Chief Financial Officer

Dated: March 25, 2021

Consolidated financial statements of

Videotron ltd.

Years ended December 31, 2020, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the shareholder and the board of directors of Videotron Ltd.

We have audited the accompanying consolidated balance sheets of Videotron Ltd. [the “Corporation“] as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, equity and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes [collectively referred to as the “consolidated financial statements“]. In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as of December 31, 2020 and 2019, and the results of its consolidated operations and its consolidated cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards [IFRSs] as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the Corporation’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) [“PCAOB”] and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Timing of revenue recognition from subscriber services
Description of the matter	As disclosed in note 1 (e) to the consolidated financial statements, the Corporation recognizes revenue from subscriber services, such as television distribution, Internet access and wireline and mobile telephony, when the services are provided. Operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided, and the portion of revenues that is invoiced and unearned is presented as deferred revenue. The Corporation recognized $3,622.5 million of revenues for the year ended December 31, 2020 related to these services.
The Corporation’s revenue recognition process involves several information technology [“IT”] applications responsible for the initiation, processing, and recording of transactions from the Corporation's various customers, and the calculation and allocation of revenue by service in accordance with the Corporation's accounting policy. The timing of revenue recognition is considered a critical audit matter due to the complexity in our audit procedures considering the high volume of subscribers, each receiving different services with varying invoicing schedules.
How we addressed the matter in our audit	To test the timing of revenue recognition from subscriber services, our audit procedures included, among others, obtaining an understanding, evaluating the design, and testing the operating effectiveness of manual controls, as well as the application controls and the IT general controls with the assistance of our IT specialists, related to the timing of revenue recognition for subscriber services. We reperformed management’s calculation of the entire deferred revenue balance related to these subscriber services as of December 31, 2020. We tested a sample of the relevant data used for the calculation of the deferred revenue balance related to the subscriber services as of December 31, 2020, by comparing the invoice date, the invoice amount, and the types of services to the invoice and the related cash receipt. We corroborated, by agreeing to supporting documentation, the appropriateness of any manual entries posted to the deferred revenue accounts. Finally, we independently developed expectations of revenue per user by service type and compared it to the average revenue per user by service type.
Capitalization of labor costs to property, plant and equipment and to intangible assets
Description of the matter	As disclosed in note 2 to the consolidated financial statements, $196.3 million of labor costs were capitalized to property, plant and equipment and to intangible assets during the year ended December 31, 2020. Given the high volume of internal projects for which many employees are working on, the capitalization of labor costs is considered to be a critical audit matter.
How we addressed the matter in our audit	To test the capitalization of labor costs to property, plant and equipment and to intangible assets, our audit procedures included, among others, obtaining an understanding, evaluating the design, and testing the operating effectiveness of controls related to the capitalization of labor costs. We discussed with project managers, for a sample of significant projects, the nature of the project and the nature of the costs capitalized, and analyzed variances compared to the budget for each cost category, including labor costs. We corroborated variances compared to the budget to supporting documents such as invoices or employee timesheets. In addition, we corroborated time capitalized by comparing the number of hours worked by an employee on a specific project to the approved timesheet. Finally, we performed analytical procedures by comparing the proportion of internal labor per project to prior year.

We have served as the Corporation’s auditor since 2008.

Montréal, Canada
March 22, 2021

videotron ltd.

consolidated statements of income

Years ended December 31, 2020, 2019 and 2018

(in millions of Canadian dollars)

	Note	2020	2019	2018
Revenues
Internet		$1,131.4	$1,114.3	$1,079.3
Television		903.6	974.4	996.7
Mobile telephony		658.5	600.7	534.4
Wireline telephony		338.4	341.1	368.6
Equipment sales		408.9	269.8	233.5
Other		181.7	175.8	164.0
		3,622.5	3,476.1	3,376.5

Employee costs	2	403.8	398.6	385.2
Purchase of goods and services	2	1,354.3	1,274.7	1,276.9
Depreciation and amortization	9, 10, 11	743.8	685.6	691.3
Financial expenses	3	208.5	200.0	189.2
Loss on valuation and translation of financial instruments		1.2	0.6	0.7
Restructuring of operations and other items	4	29.4	20.2	17.2
Income before income taxes		881.5	896.4	816.0
Income taxes (recovery):
Current	5	188.5	94.9	145.4
Deferred	5	(0.6)	84.2	20.8
		187.9	179.1	166.2
Income from continuing operations		693.6	717.3	649.8
Income from discontinued operations	27	34.8	115.9	3.9
Net income		$728.4	$833.2	$653.7

Income from continuing operations attributable to
Shareholder		$693.5	$717.2	$649.8
Non-controlling interests		0.1	0.1	–

Net income attributable to
Shareholder		$728.3	$833.1	$653.7
Non-controlling interests		0.1	0.1	–

See accompanying notes to consolidated financial statements.

videotron ltd.

consolidated statements of comprehensive income

Years ended December 31, 2020, 2019 and 2018

(in millions of Canadian dollars)

	Note	2020	2019	2018
Income from continuing operations		$693.6	$717.3	$649.8

Other comprehensive (loss) income from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments		(17.1)	50.6	(6.7)
Deferred income taxes		4.9	(2.7)	(4.2)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss	26	(61.0)	(47.3)	(12.7)
Deferred income taxes		16.2	12.7	3.4
		(57.0)	13.3	(20.2)
Comprehensive income from continuing operations		636.6	730.6	629.6

Income from discontinued operations	27	34.8	115.9	3.9
Comprehensive income		$671.4	$846.5	$633.5

Comprehensive income from continuing operations attributable to
Shareholder		$636.5	$730.5	$629.6
Non-controlling interests		0.1	0.1	–

Comprehensive income attributable to
Shareholder		$671.3	$846.4	$633.5
Non-controlling interests		0.1	0.1	–

See accompanying notes to consolidated financial statements.

videotron ltd.

consolidated statements of equity

Years ended December 31, 2020, 2019 and 2018

(in millions of Canadian dollars)

	Equity attributable to the shareholder
	Capital stock	Deficit	Accumulated other comprehensive loss	Equity attributable to non- controlling interests	Total equity
	(note 18)		(note 20)
Balance as of December 31, 2017	$132.4	$1,829.3	$(41.8)	$0.6	$1,920.5
Net income	–	653.7	–	–	653.7
Other comprehensive loss	–	–	(20.2)	–	(20.2)
Corporate reorganization	3,776.2	(3,776.2)	–	–	–
Reduction of paid-up capital	(2,588.1)	–	–	–	(2,588.1)
Dividends	–	(113.0)	–	(0.2)	(113.2)
Balance as of December 31, 2018	1,320.5	(1,406.2)	(62.0)	0.4	(147.3)
Net income	–	833.1	–	0.1	833.2
Other comprehensive income	–	–	13.3	–	13.3
Issuance of common shares	153.3	–	–	–	153.3
Reduction of paid-up capital	(465.0)	–	–	–	(465.0)
Dividends	–	(266.0)	–	–	(266.0)
Balance as of December 31, 2019	1,008.8	(839.1)	(48.7)	0.5	121.5
Net income	–	728.3	–	0.1	728.4
Other comprehensive loss	–	–	(57.0)	–	(57.0)
Issuance of common shares	6.8	–	–	–	6.8
Dividends	–	(611.0)	–	(0.2)	(611.2)
Balance as at December 31, 2020	$1,015.6	$(721.8)	$(105.7)	$0.4	$188.5

See accompanying notes to consolidated financial statements.

videotron ltd.

consolidated statements of cash flows

Years ended December 31, 2020, 2019 and 2018

(in millions of Canadian dollars)

	Note	2020	2019	2018
Cash flows related to operating activities
Income from continuing operations		$693.6	$717.3	$649.8
Adjustments for:
Depreciation of property, plant and equipment	9	586.8	558.1	570.1
Amortization of intangible assets	10	122.6	95.0	88.7
Depreciation of right-of-use assets	11	34.4	32.5	32.5
Loss on valuation and translation of financial instruments		1.2	0.6	0.7
Impairment of assets	4	8.4	15.3	12.9
Amortization of financing costs	3	5.8	5.1	4.3
Deferred income taxes	5	(0.6)	84.2	20.8
Other		2.4	4.7	3.2
		1,454.6	1,512.8	1,383.0
Net change in non-cash balances related to operating items		(2.8)	(197.5)	145.1
Cash flows provided by continuing operating activities		1,451.8	1,315.3	1,528.1

Cash flows related to investing activities
Additions to property, plant and equipment	9	(429.2)	(476.8)	(513.2)
Additions to intangible assets	10	(180.2)	(468.1)	(190.2)
Business acquisitions	12	(32.9)	–	1.3
Proceeds from disposals of assets and other		2.9	4.1	5.6
Business disposals	27	–	100.7	–
Acquisition of preferred shares from an affiliated corporation	8	–	–	(1,595.0)
Loan to the parent corporation	7	–	–	342.0
Cash flows used in continuing investing activities		(639.4)	(840.1)	(1,949.5)

Cash flows related to financing activities
Net change in bank indebtedness		(7.1)	(1.2)	8.3
Net change under revolving facility	15	(89.3)	(649.1)	736.5
Issuance of long-term debt, net of financing costs	15	–	790.7	–
Repayment of long-term debt	15	–	–	(5.4)
Repayment of lease liabilities	16	(39.4)	(35.9)	(34.9)
Issuance of common shares	18	6.8	153.3	–
Dividends		(611.0)	(266.0)	(113.0)
Dividends paid to non-controlling interests		(0.2)	–	(0.2)
Reduction of paid-up capital	18	–	(465.0)	(2,588.1)
Issuance of a loan from the parent corporation	8	–	–	1,595.0
Cash flows used in continuing financing activities		(740.2)	(473.2)	(401.8)

Cash flows provided by (used in) continuing operations		$72.2	$2.0	$(823.2)

videotron ltd.

consolidated statements of cash flows (continued)

Years ended December 31, 2020, 2019 and 2018

(in millions of Canadian dollars)

	2020	2019	2018
Cash flows provided by (used in) continuing operations	$72.2	$2.0	$(823.2)

Cash flows (used in) provided by discontinued operations	(0.6)	(0.7)	8.5

Cash and cash equivalents at beginning of the year	2.4	1.1	815.8
Cash and cash equivalents at end of the year	$74.0	$2.4	$1.1

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash	$72.8	$0.3	$0.3
Cash equivalents	1.2	2.1	0.8
	$74.0	$2.4	$1.1

Changes in non-cash balances related to operating items (excluding the effect of business acquisitions and disposals)
Accounts receivable	$(53.9)	$1.6	$(6.0)
Contract assets	(25.7)	(16.4)	(21.2)
Amounts receivable from and payable to affiliated corporations	2.4	16.5	(20.1)
Inventories	4.5	(11.9)	2.6
Accounts payable, accrued charges and provisions	34.8	16.2	41.6
Income taxes	72.3	(135.7)	151.1
Deferred revenue	(27.8)	(9.8)	(1.3)
Defined benefit plans	5.3	(23.6)	0.8
Other	(14.7)	(34.4)	(2.4)
	$(2.8)	$(197.5)	$145.1

Interest and taxes reflected as operating activities
Cash interest payments	$211.7	$193.0	$188.5
Cash income tax payments (net of refunds)	115.8	227.7	1.6

Non-cash investing transactions are presented in notes 9,10 and 11

See accompanying notes to consolidated financial statements.

videotron ltd.

CONSOLIDATED BALANCE SHEETS

December 31, 2020 and 2019
(in millions of Canadian dollars)

	Note	2020	2019
Assets

Current assets
Cash and cash equivalents		$74.0	$2.4
Accounts receivable		395.4	341.3
Contract assets	13	174.9	168.4
Amounts receivable from affiliated corporations	25	12.7	13.7
Income taxes		–	13.7
Inventories	6	94.3	98.5
Other current assets		129.0	138.4
		880.3	776.4
Non-current assets
Property, plant and equipment	9	2,879.5	3,100.1
Intangible assets	10	1,351.4	1,336.7
Goodwill	12	538.1	515.0
Right-of-use assets	11	111.3	85.5
Derivative financial instruments	24	353.7	388.8
Investments	8	1,595.0	1,595.0
Promissory note to the parent corporation	27	160.0	160.0
Other assets	13	250.3	113.2
		7,239.3	7,294.3
Total assets		$8,119.6	$8,070.7

videotron ltd.

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2020 and 2019

(in millions of Canadian dollars)

	Note	2020	2019
Liabilities and equity

Current liabilities
Bank indebtedness		$–	$7.1
Accounts payable, accrued charges and provisions	14	608.0	585.9
Amounts payable to affiliated corporations	25	67.9	66.5
Incomes taxes		59.1	–
Deferred revenue		275.7	304.1
Current portion of lease liabilities	16	32.0	29.4
		1,042.7	993.0
Non-current liabilities
Long-term debt	15	4,111.5	4,240.2
Subordinated loan from the parent corporation	8	1,595.0	1,595.0
Lease liabilities	16	110.3	84.8
Derivative financial instruments	24	28.4	–
Deferred income taxes	5	790.6	809.5
Other liabilities	17	252.6	226.7
		6,888.4	6,956.2
Equity
Capital stock	18	1,015.6	1,008.8
Deficit		(721.8)	(839.1)
Accumulated other comprehensive loss	20	(105.7)	(48.7)
Equity attributable to the shareholder		188.1	121.0
Non-controlling interests		0.4	0.5
		188.5	121.5
Commitments, contingencies and subsequent event	21, 23, 28
Total liabilities and equity		$8,119.6	$8,070.7

See accompanying notes to consolidated financial statements.

On March 22, 2021, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2020, 2019 and 2018.

On behalf of the Board of Directors,

(signed)	(signed)
The Right Honourable Brian Mulroney, P.C., C.C., LL.D., Chairman of the Board	Normand Provost, Director

videotron ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

Videotron Ltd. (the "Corporation") is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). Unless the context otherwise requires, Videotron or the Corporation refer to Videotron Ltd. and its subsidiaries. The Corporation’s head office and registered office is located at 612 Saint-Jacques Street, Montreal (Québec), Canada. The percentages of voting rights and equity in its major subsidiaries are as follows:

% equity and voting
Videotron Infrastructures Inc.	100.0%
Videotron US Inc.	100.0%
Fibrenoire Inc.	100.0%
Télédistribution Amos inc.	100.0%
SETTE Inc.	84.53%

The Corporation offers Internet access, television distribution, mobile and wireline telephony, business solutions and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand service.

COVID-19 pandemic

The COVID-19 pandemic is having a significant impact on the economic environment in Canada and around the world. On March 13, 2020, in order to limit the spread of the virus, the Québec government imposed a number of restrictions and special preventive measures, including the suspension of business activities deemed non-essential, across Québec. The Québec government subsequently implemented a gradual reopening plan, which was followed at the end of December 2020 by new restrictions and the suspension of some business activities due to the second wave of the pandemic. This health crisis curtailed the operations of many of Videotron’s business partners and led to a significant slowdown in some of Videotron’s operating activities in 2020. Among other impacts, the restrictions and preventive measures imposed by the Québec government caused a significant reduction in volume at Videotron’s retail outlets and delays in client migration to our new Helix entertainment and home management platform. Despite the constraints created by this pandemic, Videotron has continued and will continue to provide essential telecommunications services during this health crisis, while safeguarding the health and safety of the public and its employees. Given the uncertainty about the evolution of the pandemic, the full impact of the health crisis over its duration cannot be determined with certainty.

videotron ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘’IFRS’’) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(i)), the liability related to stock-based compensation (note 1(s)) and the net defined benefit liability (note 1(t)), and they are presented in Canadian dollars (“CAN dollars”), which is the currency of the primary economic environment in which the Corporation operates (“functional currency”).

Comparative figures for the years ended December 31, 2019 and 2018 have been restated to conform to the presentation adopted for the year ended December 31, 2020.

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

(c)	Business acquisition

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

videotron ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Revenue recognition

The Corporation accounts for a contract with a customer only when all of the following criteria are met:

•	the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations;

•	the entity can identify each party's rights regarding the goods or services to be transferred;

•	the entity can identify the payment terms for the goods or services to be transferred;

•	the contract has commercial substance (i.e. the risk, timing or amount of the entity's future cash flows is expected to change as a result of the contract); and

•	it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services to be transferred to the customer.

The portion of revenues that is invoiced and unearned is presented as “Deferred revenue” in the consolidated balance sheets. Deferred revenue is usually recognized as revenue in the subsequent year.

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

The Corporation recognizes each of its main activities’ revenues as follows:

•	operating revenues from subscriber services, such as television distribution, Internet access, wireline and mobile telephony, and over-the-top video services are recognized when services are provided;

•	revenues from equipment sales to subscribers are recognized when the equipment is delivered;

•	operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided; and

•	wireline connection and mobile activation revenues are deferred and recognized respectively as revenues over the period of time the customer is expected to remain a customer of the Corporation and over the contract term.

When a mobile device and a service are bundled under a single mobile contract, the term of the contract is generally 24 months.

The portion of mobile revenues earned without being invoiced is presented as contract assets in the consolidated balance sheets. Contract assets are realized over the term of the contract.

videotron ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

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

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Leases

The Corporation recognizes, for most of its leases, a right-of-use asset and a lease liability at the commencement of a lease. The right-of-use asset and the lease liability are initially measured at the present value of lease payments over the term of the lease, less incentive payments received, using the Corporation incremental borrowing rate at that date or interest rate implicit in the lease. The term of the lease is comprised of the initial lease term and any additional period for which it is reasonably certain that the Corporation will exercise its extension option.

Right-of-use assets are depreciated over the shorter of the lease term or the useful life of the underlying asset.

Interests on lease liabilities are recorded in the consolidated statements of income as financial expenses and principal payments on the lease liability are presented as part of financing activities in the consolidated statements of cash flows.

(i)	Financial instruments

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

Years ended December 31, 2020, 2019 and 2018

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

(j)	Financing costs

Financing costs related to long-term debt are capitalized in reduction of long-term debt and amortized using the effective interest rate method.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Tax credits and government assistance

The Corporation receives tax credits mainly related to its research and development activities and has access to a government program designed to support large investment projects. Government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are being met.

(l)	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. These highly liquid investments consisted mainly of Bankers’ acceptances and term deposits.

(m)	Accounts receivable and contract assets

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

(o)	Property, plant and equipment

Property, plant and equipment are recorded at cost. Cost represents the acquisition costs, net of government grants and investment tax credits, or construction costs, including preparation, installation and testing costs. In the case of projects to construct wireline and mobile networks, the cost includes equipment, direct labour and related overhead costs. Projects under development may also be comprised of advance payments made to suppliers for equipment under construction.

Borrowing costs are also included in the cost of property, plant and equipment during the development phase. Expenditures, such as maintenance and repairs, are expensed as incurred.

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful life
Buildings and leasehold improvements	5 to 40 years
Furniture and equipment	3 to 7 years
Telecommunication networks	3 to 20 years
Customer equipment	3 to 5 years

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Property, plant and equipment (continued)

Depreciation methods, residual values, and the useful lives of significant property, plant and equipment are reviewed at least once a year. Any change is accounted for prospectively as a change in accounting estimate.

Leasehold improvements are depreciated over the shorter of the term of the lease and their estimated useful life.

The Corporation does not record any decommissioning obligations in connection with its wireline distribution networks. The Corporation expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date so far into the future that the present value of the restoration costs is insignificant for those assets.

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Goodwill and intangible assets (continued)

Intangible assets with finite useful lives are amortized over their useful lives using the straight-line method over the following periods:

Assets	Estimated useful life
Software, licences and other intangible assets	3 to 7 years
Customer relationships and other	5 to 8 years

Amortization methods, residual values, and the useful lives of significant intangible assets are reviewed at least once a year. Any change is accounted for prospectively as a change in accounting estimate.

(q)	Contract costs

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

The fair value of DSUs and PSUs is based on the underlying share price at the date of valuation. The fair value of stock option awards is determined by applying an option pricing model, taking into account the terms and conditions of the grant. Key assumptions are described in note 19.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

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

Re-measurements of the net defined benefit liability or asset are recognized immediately in other comprehensive (loss) income and in accumulated other comprehensive (loss) income. Re-measurements are comprised of the following:

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

Years ended December 31, 2020, 2019 and 2018

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

The following significant areas represent management's most difficult, subjective or complex estimates:

(i)	Recoverable amount of an asset or a CGU

When an impairment test is performed on an asset or a CGU, management estimates the recoverable amount of the asset or CGU based on its fair value less costs of disposal or its value in use. These estimates are based on valuation models requiring the use of a number of assumptions such as forecasts of future cash flows, pre-tax discount rate (WACC) and perpetual growth rate. These assumptions have a significant impact on the results of impairment tests and on the impairment charge, as the case may be, recorded in the consolidated statements of income. A description of key assumptions used in the goodwill impairment tests and a sensitivity analysis of recoverable amounts are presented in note 12.

(ii)	Costs and obligations related to pension and postretirement benefit plans

Estimates of costs and obligations related to pension and postretirement benefit obligations are based on a number of assumptions, such as the discount rate, the rate of increase in compensation, the retirement age of employees, health care costs, and other actuarial factors. Certain of these assumptions may have a significant impact on employee costs and financial expenses recorded in the consolidated statements of income, the re-measurement gain or loss on defined benefit plans recorded in the consolidated statements of comprehensive income, and on the carrying value of other assets or other liabilities in the consolidated balance sheets. Key assumptions and a sensitivity analysis on the discount rate are presented in note 26.

(iii)	Provisions

The recognition of provisions requires management to estimate expenditures required to settle a present obligation or to transfer it to a third party at the date of assessment. It can also require an assessment of the probable outcomes of legal proceedings or other contingencies. It can also require an assessment of the probable outcomes of legal proceedings or other contingencies. Management expectations on the potential effect of the possible outcomes of legal disputes on the consolidated financial statements, is presented in note 23.

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

Years ended December 31, 2020, 2019 and 2018

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

Interpretation of laws and regulation, including those of the Canadian Radio-television and Telecommunications Commission (“CRTC”) and tax regulations, requires judgment from management and could have an impact on revenue recognition, provisions, income taxes and capital expenditures in the consolidated financial statements.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2020	2019	2018
Employee costs	$595.5	$605.2	$582.2
Less employee costs capitalized to property, plant and equipment and intangible assets	(191.7)	(206.6)	(197.0)
	403.8	398.6	385.2
Purchase of goods and services:
Royalties and rights	403.9	397.8	427.2
Cost of retail product	444.6	368.6	335.7
Subcontracting costs	148.8	102.4	99.3
Marketing and distribution expenses	56.0	68.6	62.6
Other	301.0	337.3	352.1
	1,354.3	1,274.7	1,276.9
	$1,758.1	$1,673.3	$1,662.1

3.	FINANCIAL EXPENSES

	2020	2019	2018
Third parties:
Interest on long-term debt	$204.3	$195.8	$179.1
Amortization of financing costs	5.8	5.1	4.3
Interest on net defined benefit liability	4.4	4.3	4.1
(Gain) loss on foreign currency translation on short-term monetary items	(2.1)	(2.0)	2.6
Interest on lease liabilities	4.9	4.6	5.1
Other	(0.9)	(0.1)	(5.4)
	216.4	207.7	189.8
Affiliated corporations:
Interest expense	167.0	207.3	185.0
Dividend income	(168.8)	(209.5)	(186.9)
Interest on lease liabilities	1.8	2.0	2.1
Interest income	(7.9)	(7.5)	(0.8)
	(7.9)	(7.7)	(0.6)
	$208.5	$200.0	$189.2

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

4.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

During the year ended December 31, 2020, charges of $21.0 million were recorded in connection with cost reduction initiatives ($4.9 million in 2019 and $4.3 million in 2018).

Impairment charges of $8.4 million were also recorded as a result of restructuring initiatives during the year ended December 31, 2020 ($15.3 million in 2019 and $12.9 million in 2018).

5.	INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.5% in 2020 (26.6% in 2019 and 26.7% in 2018) and income taxes in the consolidated statements of income:

	2020	2019	2018
Income taxes at domestic statutory tax rate	$233.6	$238.5	$217.9
Increase (reduction) resulting from:
Effect of non-deductible charges, non-taxable income and differences between current and future tax rates	(1.5)	(3.7)	(2.8)
Effect of tax consolidation transactions with the parent corporation and affiliated corporations	(44.7)	(55.7)	(49.9)
Other	0.5	–	1.0
Income taxes	$187.9	$179.1	$166.2

The significant items comprising the Corporation's net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated balance sheets		Consolidated income statements
	2020	2019	2020	2019	2018
Accounts payable, accrued charges, provisions and deferred revenue	$11.0	$9.3	$(1.7)	$2.0	$(0.8)
Defined benefit plans	50.2	31.5	(2.5)	5.2	(1.1)
Contract assets	(81.1)	(58.3)	22.8	4.0	5.6
Property, plant and equipment	(459.9)	(475.4)	(15.7)	9.2	(17.7)
Goodwill, intangible assets and other assets	(303.9)	(305.7)	(4.4)	67.5	33.8
Long-term debt and derivative financial instruments	(15.2)	(19.5)	0.6	1.1	2.7
Other	8.3	8.6	0.3	(4.8)	(1.7)
	$(790.6)	$(809.5)	$(0.6)	$84.2	$20.8

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

5.	INCOME TAXES (continued)

Changes in the net deferred income tax liability are as follows:

	2020	2019
Balance at beginning of year	$(809.5)	$(735.3)
Recognized in income as continuing operations	0.6	(84.2)
Recognized in other comprehensive income	21.1	10.0
Business acquisition	(2.8)	–
Balance at end of year	$(790.6)	$(809.5)

There are no income tax consequences attached to the payment of dividends or distributions by the Corporation to its shareholder.

6.	INVENTORIES

	2020	2019
Customer equipment	$71.2	$76.5
Network materials	23.1	22.0
	$94.3	$98.5

Cost of inventories included in purchase of goods and services amounted to $378.5 million in 2020 ($299.3 million in 2019 and $283.7 million in 2018). Write-downs of inventories totalling $1.7 million were recognized in purchase of goods and services in 2020 ($3.1 million in 2019 and $2.1 million in 2018).

7.	SUBORDINATED LOAN TO THE PARENT CORPORATION

On January 16, 2018, Quebecor Media Inc. reimbursed its subordinated loan of $342.0 million to the Corporation.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

8.	INVESTMENTS AND SUBORDINATED LOAN FROM THE PARENT CORPORATION

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

On November 12, 2020, the Corporation contracted a subordinated loan of $1,700.0 million from Quebecor Media inc, bearing interest at a rate of 9.0%, payable every six months on June 20 and December 20, and maturing on November 12, 2050. On the same day, the Corporation invested the total proceeds of $1,700.0 million into 1,700,000 preferred shares, Series L, of 9346-9963 Quebec Inc. These shares carry the right to receive an annual dividend of 9.1%, payable semi-annually.

On December 18, 2020, 9346-9963 Quebec Inc, a subsidiary of Quebecor Media Inc, redeemed 1,700,000 preferred shares, Series L for a total cash consideration of $1,700.0 million, and settled cumulative unpaid dividends of $15.3 million. On the same day, the Corporation used the total proceeds of $1,700.0 million to repay its subordinated loans contracted from Quebecor Media Inc.

These transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

9.	PROPERTY, PLANT AND EQUIPMENT

Changes in the net carrying amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Furniture and equipment	Telecom- munication networks	Customer equipment	Projects under develop- ment	Total
Cost

Balance as of December 31, 2018	$214.8	$659.9	$6,068.3	$897.1	$81.7	$7,921.8
Additions	14.8	41.8	252.5	54.2	113.5	476.8
Net change in additions financed with non-cash balances	–	0.1	(5.3)	(6.0)	(6.2)	(17.4)
Reclassification	2.8	12.8	88.8	72.5	(103.2)	73.7
Retirement, disposals and other	–	(7.1)	(14.9)	(44.2)	–	(66.2)
Balance as of December 31, 2019	232.4	707.5	6,389.4	973.6	85.8	8,388.7
Additions	8.5	40.5	230.3	16.1	133.8	429.2
Business acquisitions	1.5	1.6	6.0	–	–	9.1
Net change in additions financed with non-cash balances[1]	(0.1)	0.5	(57.1)	1.0	(7.5)	(63.2)
Reclassification	–	12.9	184.6	(72.5)	(125.0)	–
Retirement, disposals and other	(0.3)	(8.9)	(234.8)	(109.2)	–	(353.2)
Balance as of December 31, 2020	$242.0	$754.1	$6,518.4	$809.0	$87.1	$8,410.6

1 Includes a $36.7 million government credit for large investment projects receivable in 2020.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

9.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Land, buildings and leasehold improvements	Furniture and equipment	Telecom- munication networks	Customer equipment	Projects under develop- ment	Total
Accumulated depreciation and impairment losses

Balance as of December 31, 2018	$76.6	$478.8	$3,540.4	$689.6	$–	$4,785.4
Depreciation	7.8	50.7	402.2	97.4	–	558.1
Retirement, disposals and other	2.5	(4.5)	(10.6)	(42.3)	–	(54.9)
Balance as of December 31, 2019	86.9	525.0	3,932.0	744.7	–	5,288.6
Depreciation	7.1	51.4	454.8	73.5	–	586.8
Business acquisition	0.3	1.4	4.1	–		5.8
Retirement, disposals and other	(0.3)	(8.9)	(234.7)	(106.2)	–	(350.1)
Balance as of December 31, 2020	$94.0	$568.9	$4,156.2	$712.0	$–	$5,531.1

Net carrying amount
As of December 31, 2019	$145.5	$182.5	$2,457.4	$228.9	$85.8	$3,100.1
As of December 31, 2020	$148.0	$185.2	$2,362.2	$97.0	$87.1	$2,879.5

In 2020, the amortization of certain components of the Corporation’s telecommunication networks was accelerated in order to reflect shorter remaining useful lives as a result of technology changes. Depreciation was increased by $24.0 million in 2020 to reflect the new useful lives.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

10.	INTANGIBLE ASSETS

Changes in the net carrying amount of intangible assets are as follows:

	Spectrum licences	Software, licences and other intangible assets	Projects under development	Total
Cost

Balance as of December 31, 2018	$723.5	$1,004.0	$160.8	$1,888.3
Additions[1]	255.8	197.4	14.9	468.1
Net change in additions financed with non-cash balances	–	(73.3)	60.7	(12.6)
Reclassification	–	80.8	(154.5)	(73.7)
Retirement, disposals and other	–	(9.7)	–	(9.7)
Balance as of December 31, 2019	979.3	1,199.2	81.9	2,260.4
Additions	–	122.1	58.1	180.2
Business acquisitions	–	9.8	–	9.8
Net change in additions financed with non-cash balances[2]	–	(114.9)	62.2	(52.7)
Reclassification	–	99.7	(99.7)	–
Retirement, disposals and other	–	(19.1)	–	(19.1)
Balance as of December 31, 2020	$979.3	$1,296.8	$102.5	$2,378.6

[1]	On April 10, 2019, the Corporation acquired 10 spectrum licences in the 600 MHz band covering Eastern, Southern and Northern Québec, as well as Outaouais and Eastern Ontario regions for a total price of $255.8 million.

[2]	Includes a $50.3 million government credit for large investment projects receivable in 2020.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

10.	INTANGIBLE ASSETS (continued)

	Spectrum licences	Software, licences and other intangible assets	Projects under development	Total
Accumulated amortization and impairment losses

Balance as of December 31, 2018	$247.7	$581.0	$–	$828.7
Amortization	–	95.0	–	95.0
Balance as of December 31, 2019	247.7	676.0	–	923.7
Amortization	–	122.6	–	122.6
Retirement, disposals and other	–	(19.1)	–	(19.1)
Balance as of December 31, 2020	$247.7	$779.5	$–	$1,027.2

Net carrying amount
As of December 31, 2019	$731.6	$523.2	$81.9	$1,336.7
As of December 31, 2020	$731.6	$517.3	$102.5	$1,351.4

The cost of internally generated intangible assets, mainly composed of software, was $631.5 million as of December 31, 2020 ($573.8 million as of December 31, 2019). For the year ended December 31, 2020, the Corporation recorded additions of internally generated intangible assets of $73.1 million ($40.1 million in 2019 and $33.9 million in 2018).

The accumulated amortization and impairment losses of internally generated intangible assets, mainly composed of software, was $388.4 million as of December 31, 2020 ($358.8 million as of December 31, 2019). For the year ended December 31, 2020, the Corporation recorded $44.0 million in amortization on its internally generated intangible assets ($39.5 million in 2019 and $35.3 million in 2018).

The net carrying value of internally generated intangible assets was $243.1 million as of December 31, 2020 ($215.0 million as of December 31, 2019).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

11.	RIGHT-OF-USE ASSETS

Changes in the net carrying amount of right-of-use assets which mainly relates to leases of premises and vehicles, are as follows:

	2020	2019
Cost
Balance at beginning of year	$271.6	$249.0
Additions financed with lease obligations	67.5	27.5
Retirement and other	(19.8)	(4.9)
Balance at end of year	319.3	271.6

Accumulated depreciation
Balance at beginning of year	186.1	158.4
Depreciation	34.4	32.5
Retirement and other	(12.5)	(4.8)
Balance at end of year	208.0	186.1

Net carrying amount	$111.3	$85.5

The Corporation does not recognize right-of-use assets and lease liabilities for short-term leases and leases of low value assets.

The net carrying amount includes right-of-use assets with affiliated corporations of $15.3 million as of December 31, 2020 ($19.1 million as of December 31, 2019). The depreciation expense on leases with affiliated corporations was $3.8 million in 2020 ($3.7 million in 2019).

12.	GOODWILL

For the years ended December 31, 2020 and 2019, changes in the net carrying amount of goodwill are as follows:

	2020	2019
Cost
Balance at beginning of year	$583.5	$583.5
Business acquisitions	23.1	–
Balance at end of year	606.6	583.5

Accumulated impairment losses
Balance at beginning and at end of year	68.5	68.5
Net carrying amount	$538.1	$515.0

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

12.	GOODWILL (continued)

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

	2020		2019
CGU group	Pre-tax discount rate (WACC)	Perpetual growth rate	Pre-tax discount rate (WACC)	Perpetual growth rate
Telecommunications[1]	8.5%	2.0%	9.0%	2.5%

[1]	In 2020 and 2019, the recoverable amounts of the CGU were based on value in use, using the discounted cash flow method.

No reasonable changes in the discount rate or in the perpetual growth rate used in the most recent test performed would have caused the recoverable amount of the Telecommunication CGU to equal its carrying value.

Business acquisitions

On December 31, 2020, Videotron closed the acquisition of Télédistribution Amos inc. and its network in Abitibi-Témiscamingue for a cash consideration of $32.9 million, net of cash acquired of $0.1 million. The acquired assets consist mainly of the network, intangible assets and goodwill.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

13.	OTHER ASSETS

	2020	2019
Contract assets[1]	$247.0	$221.5
Contract costs[2]	148.2	112.2
Other	89.9	2.4
	485.1	336.1
Less current portion of contract assets	(174.9)	(168.4)
Less current portion of contract costs (included in “Other current assets”)	(59.9)	(54.5)
	$250.3	$113.2

[1]	Impairment loss on contract assets resulting from mobile contracts being cancelled prior to their initial term amounted to $20.5 million in 2020 ($19.7 million in 2019 and $25.8 million in 2018), net of the early termination penalty charged to the customer. In current and comparative periods, there were no significant cumulative catch-up adjustments to revenue that affected the corresponding contract asset, including adjustments arising from a change in an estimate of the transaction price or a contract modification. There were also no significant changes in the time frame for a performance obligation to be satisfied.

[2]	Amortization amounted to $65.9 million in 2020 ($63.6 million in 2019 and $63.2 million in 2018).

14.	ACCOUNTS PAYABLE, ACCRUED CHARGES AND PROVISIONS

	2020	2019
Trade and accruals	$458.3	$420.8
Salaries and employee benefits	82.7	98.3
Interest payable	52.4	52.7
Provisions	12.3	10.6
Stock-based compensation	2.3	3.5
	$608.0	$585.9

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

15.	LONG-TERM DEBT

	Effective interest rate as of December 31, 2020	2020	2019
Bank credit facilities (i)	-%	$–	$89.3
Senior Notes (ii)		4,120.0	4,173.0
		4,120.0	4,262.3
Change in fair value related to hedged interest rate risk		16.8	9.1
Financing costs, net of amortization		(25.3)	(31.2)
		$4,111.5	$4,240.2

As of December 31, 2020, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $2,561.8 million ($2,607.1 million as of December 31, 2019) while the net fair value of related hedging derivative instruments was in an asset position of $333.3 million ($391.0 million as of December 31, 2019).

(i)	The bank credit facility provides for a $1,500.0 million secured revolving credit facility that matures in July 2023 and bears interest at Bankers’ acceptance rate, London Inter-bank Offered Rate (“LIBOR”), Canadian prime rate or U.S. prime rate, plus a premium determined by the Corporation’s leverage ratio. The bank credit facility is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and most of its wholly owned subsidiaries. As of December 31, 2020, the bank credit facility was secured by assets with a carrying value of $8,114.0 million ($8,062.9 million in 2019). The bank credit facility contains covenants such as maintaining certain financial ratios, as well as limitations on the Corporation’s ability to incur additional indebtedness, pay dividends, or make other distributions. As of December 31, 2020, no amount was drawn on the secured revolving credit facility ($89.3 million was drawn as of December 31, 2019).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

15.	LONG-TERM DEBT (continued)

(ii)	The Senior Notes are unsecured and contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends, or make other distributions. Some Notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter, while the remaining Notes are redeemable at a price based on a make-whole formula at any time prior to maturity. The Senior Notes are guaranteed by specific subsidiaries of the Corporation. The following table summarizes the terms of the outstanding Senior Notes as of December 31, 2020:

Principal amount			Annual nominal interest rate	Maturity date	Interest payable every 6 months on
US$	800.0		5.000%	July 15, 2022	January and July 15
US$	600.0		5.375%	June 15, 2024	June and December 15
	$400.0		5.625%	June 15, 2025	April and October 15
	$375.0		5.750%	January 15, 2026	March and September 15
US$	600.0		5.125%	April 15, 2027	April and October 15
	$800.0	[1]	4.500%	January 15, 2030	April and October 15

[1]	The Notes were issued in October 2019 for net proceeds of $790.7 million, net of financing costs of $9.3 million.

On December 31, 2020, the Corporation was in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2021	$-
2022	1,018.0
2023	-
2024	763.5
2025	400.0
2026 and thereafter	1,938.5

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

15.	LONG-TERM DEBT (continued)

Changes in long-term debt are as follows:

	2020	2019
Balance at beginning of year	$4,240.2	$4,219.6
Net change under revolving facility, net of financing costs	(89.3)	(649.1)
Issuance of long-term debt, net of financing costs	–	790.7
Foreign currency translation	(52.9)	(132.8)
Amortization of financing costs	5.8	5.1
Change in fair value related to hedged interest rate risk	7.7	6.7
Balance at end of year	$4,111.5	$4,240.2

16.	LEASE LIABILITIES

Changes in lease liabilities are as follows:

	2020	2019
Balance at beginning of year	$114.2	$122.6
Lease obligations financing right-of-use assets	67.5	27.5
Repayments	(39.4)	(35.9)
	$142.3	114.2
Less current portion	(32.0)	(29.4)
	$110.3	$84.8

Lease liabilities with affiliated corporations amounted to $26.3 million as of December 31, 2020 ($28.9 million in 2019).

Interest rates on lease liabilities ranged from 1.9% to 8.5% as of December 31, 2020 and 2019.

Repayments of lease liabilities over the coming years are as follows:

2021	$32.0
2022	26.2
2023	24.4
2024	19.6
2025	12.0
2026 and thereafter	28.1

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

17.	OTHER LIABILITIES

	Note	2020	2019
Defined benefit plans	26	$196.1	$125.5
Future conditional adjustments	27	17.6	53.1
Other		38.9	48.1
		$252.6	$226.7

18.	CAPITAL STOCK

(a)	Authorized capital stock

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

(b)	Issued and outstanding capital stock

	Common shares
	Number	Amount
Balance as of December 31, 2018	10,544,962	$1,320.5
Issuance of common shares	166,203	153.3
Reduction in paid-up capital	–	(465.0)
Balance as of December 31, 2019	10,711,165	1,008.8
Issuance of common shares	7,162	6.8
Balance as of December 31, 2020	10,718,327	$1,015.6

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

18.	CAPITAL STOCK (continued)

(b)	Issued and outstanding capital stock (continued)

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

On January 30, 2020, the Corporation issued 3,406 common shares to its parent corporation for a cash consideration of $3.3 million.

On July 29, 2020, the Corporation issued 3,756 common shares to its parent corporation for a cash consideration of $3.5 million.

Reduction of paid-up capital

During the year ended December 31, 2018, the Corporation reduced its paid-up capital for total cash considerations of $2,588.1 million.

During the year ended December 31, 2019, the Corporation reduced its paid-up capital for total cash considerations of $465.0 million.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

19.	STOCK-BASED COMPENSATION PLANS

(a)	Ultimate parent corporation plan

(i)	Stock option plan

Under a stock option plan established by the ultimate parent corporation, 26,000,000 Quebecor Inc. Class B Subordinate Shares ("Quebecor Class B Shares") have been set aside for directors, officers, senior employees, and other key employees of the ultimate parent corporation and those of the Corporation. The exercise price of each option is equal to the weighted average trading price of the Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the granting of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. As per the provisions of the plan, options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. The Board of Directors of the ultimate parent corporation may, at its discretion, affix different vesting periods at the time of each grant. Thus, since 2018, when granting options, the Board of Directors of the ultimate parent corporation has determined that the options would vest equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. Holders of options under the stock option plan have the choice, when they exercise their options, of acquiring the Quebecor Class B Shares at the corresponding option exercise price or receiving a cash payment equivalent to the difference between the market value of the underlying shares and the exercise price of the option. Holders of options have committed to obtain the consent of the ultimate parent corporation before exercising their right to subscribe the shares for which they exercise their options.

The following table gives details on changes to outstanding options in the principal stock-based compensations in which management of the Corporation participates, for the years ended December 31, 2020 and 2019:

	2020		2019
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	1,033,900	$29.19	428,900	$18.89
Granted	555,000	33.19	545,000	31.59
Transferred[1]	-	-	580,000	18.87
Exercised	-	-	(500,000)	11.11
Cancelled	(121,200)	30.95	(20,000)	26.52
Balance at end of year	1,467,700	$30.56	1,033,900	$29.19

[1]	These options were transferred from the ultimate parent corporation. The fair value of the liability at the transfer date is assumed by the ultimate parent corporation, while subsequent changes in the fair value is assumed by the Corporation.

As of December 31, 2020 and 2019, there was no vested options.

During the year ended December 31, 2020, no stock options of the ultimate parent corporation were exercised (500,000 stock options for $5.4 million in 2019).

As of December 31, 2020, exercise prices of all outstanding options are from $26.52 to $33.19 and the average of years to maturity is 8.6.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

19.	STOCK-BASED COMPENSATION PLANS (continued)

(a)	Ultimate parent corporation plan (continued)

(ii)	Deferred share unit and performance share unit plans

The ultimate parent corporation established a DSU plan and a PSU plan for its employees and those of the Corporation. Both plans are based on Quebecor Class B Shares. The DSUs vest over nine years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares. No treasury shares will be issued for the purposes of these plans.

As of December 31, 2020, 85,007 DSUs (62,421 as of December 31, 2019) and no PSUs (48,840 as of December 31, 2019) were outstanding under these plans. During the year ended December 31, 2020, a cash consideration of $1.2 million was paid upon PSUs redemption ($2.0 million in 2019).

(b)	Parent corporation stock option plan

Under a stock option plan established by the parent corporation, 6,180,140 Common Shares of the parent Corporation have been set aside for officers, senior employees, directors and other key employees of the Parent corporation and those of the corporation. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of the parent corporation at the date of grant, as determined by its Board of Directors (if the Common Shares of the parent corporation are not listed on a stock exchange at the time of the grant), or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of the parent corporation on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of the parent corporation are not listed on a recognized stock exchange, optionees may exercise their vested options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29, and from December 1 to December 30.

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

19.	STOCK-BASED COMPENSATION PLANS (continued)

(b)	Parent corporation stock option plan (continued)

The following table provides details of changes to outstanding options for the years ended December 31, 2020 and 2019:

	2020		2019
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	46,500	$65.69	75,400	$67.42
Transferred[1]	-	-	4,000	51.89
Exercised	(16,500)	68.21	(28,300)	67.56
Cancelled	-	-	(4,600)	70.56
Balance at end of year	30,000	$64.31	46,500	65.69

Vested options at end of year	30,000	64.31	29,250	62.82

[1]	These options were transferred from the parent corporation. The fair value of the liability at the transfer date is assumed by the parent corporation, while subsequent changes in the fair value is assumed by the Corporation.

During the year ended December 31, 2020, 16,500 stock options of Quebecor Media Inc. were exercised for a cash consideration of $1.0 million (28,300 stock options for $1.3 million in 2019).

As of December 31, 2020, exercise prices of all outstanding options are from $51.89 to $70.56 and the average of years to maturity is 3.4.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

19.	STOCK-BASED COMPENSATION PLANS (continued)

(c)	Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plans of the ultimate parent corporation and parent corporation was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans:

December 31, 2020	Ultimate parent corporation		Parent corporation
Risk-free interest rate	0.54%		0.27%
Distribution yield	2.43%		1.00%
Expected volatility	21.15%		28.96%
Expected remaining life	4.6	years	1.0	years

December 31, 2019	Ultimate parent corporation		Parent corporation
Risk-free interest rate	1.80%		1.79%
Distribution yield	1.35%		1.00%
Expected volatility	17.94%		14.51%
Expected remaining life	5.1	years	1.1	years

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

As of December 31, 2020, the liability for all vested options was $1.9 million as calculated using the intrinsic value ($1.8 million as of December 31, 2019).

(e)	Consolidated stock-based compensation charge

For the year ended December 31, 2020, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $1.9 million ($5.5 million in 2019 and $3.0 million 2018).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

20.	ACCUMULATED OTHER COMPREHENSIVE LOSS ATTRIBUTABLE TO SHAREHOLDER

	Cash flow hedges[1]	Defined benefit plans	Total
Balance as of December 31, 2017	(4.0)	(37.8)	(41.8)
Other comprehensive loss	(10.9)	(9.3)	(20.2)
Balance as of December 31, 2018	$(14.9)	$(47.1)	$(62.0)
Other comprehensive income (loss)	47.9	(34.6)	13.3
Balance as of December 31, 2019	33.0	(81.7)	(48.7)
Other comprehensive loss	(12.2)	(44.8)	(57.0)
Balance as of December 31, 2020	$20.8	$(126.5)	$(105.7)

[1]	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 6 ¼-year period.

21.	COMMITMENTS

The Corporation has entered into long-term commitments to purchase services, tangible and intangible assets, and to pay licences and royalties. The minimum payments for the coming years are as follows:

2021	$238.5
2022 to 2025	289.5
2026 and thereafter	193.9

22.	GUARANTEES

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

23.	CONTINGENCIES

There are a number of legal proceedings against the Corporation that are pending. At this stage of proceedings, management of the Corporation is in the opinion that the outcome is not expected to have a material adverse effect on the Corporation’s results or on its financial position. Generally, management of the Corporation establishes provisions for claims or actions considering the facts of each case. The Corporation cannot determine when and if any payment will be made related to these legal proceedings.

On August 15, 2019, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued an order finalizing the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation’s consolidated financial statements. The new proposed rates are substantially lower than the interim rates and could represent a reduction in earnings of approximately $30.0 million (before income taxes) for the year 2020 and a retrospective reduction of approximately $52.0 million (before income taxes) from March 31, 2016 to December 31, 2019. On September 28, 2020, the CRTC approved a request from a coalition of cable companies (including Videotron) to stay the implementation of the order pertaining to final rates, pending its final determination on the review and vary requests. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Corporation’s financial risk-management policies have been established in order to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk-management policies are reviewed regularly to reflect changes in market conditions and in the Corporation’s activities.

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)	Description of derivative financial instruments

(i)	Foreign exchange forward contracts

Maturity	CAN dollar average exchange rate per one U.S. dollar	Notional amount sold	Notional amount bought
Less than 1 year	1.3235	$207.1	US$	156.5

(ii)	Cross-currency interest rate swaps

Hedged item	Hedging instrument
	Period covered	Notional amount		Annual interest rate on notional amount in CAN dollars	CAN dollar exchange rate on interest and capital payments per one U.S. dollar
5.000% Senior Notes due 2022	2014 to 2022	US$	543.1	6.01%	0.9983
5.000% Senior Notes due 2022	2012 to 2022	US$	256.9	5.81%	1.0016
				Bankers’ acceptance 3 months
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	+ 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$	600.0	4.82%	1.3407

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

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

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2020 and 2019 are as follows:

	2020		2019
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(4,120.0)	$(4,419.2)	$(4,262.3)	$(4,509.1)
Derivative financial instruments[2]
Foreign exchange forward contracts	(8.0)	(8.0)	(2.2)	(2.2)
Cross-currency interest rate swaps	333.3	333.3	391.0	391.0

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
[2]	The fair value of derivative financial instruments designated as cash flow hedges is an asset position of $280.7 million as of December 31, 2020 ($346.6 million in 2019) and the fair value of derivative financial instruments designated as fair value hedges is an asset position of $44.6 million as of December 31, 2020 ($42.2 million in 2019).

The fair value of investments in preferred shares in a subsidiary of the parent corporation and loans from the parent corporation is equivalent to their initial issuance values (notes 7 and 8) since these financial instruments have only been issued as part of transactions carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

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

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2020, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2020, the provision for expected credit losses represented 2.8% of the gross amount of accounts receivable and contract assets (3.0% as of December 31, 2019), while 4.1% of trade receivable were 90 days past their billing date (4.3% as of December 31, 2019).

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2020 and 2019:

	2020	2019
Balance at beginning of year	$14.3	$14.1
Changes in expected credit losses charged to income	20.0	18.0
Write-off	(18.6)	(17.8)
Balance at end of year	$15.7	$14.3

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

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(d)	Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 5.1 years as of December 31, 2020 (6.1 years as of December 31, 2019).

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

As of December 31, 2020, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt, lease liabilities and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Accounts payable, accrued charges	595.7	595.7	–	–	–
Amounts payable to affiliated corporations	67.9	67.9	–	–	–
Long-term debt[1]	4,120.0	–	1,018.0	1,163.5	1,938.5
Interest payments on long-term debt[2]	973.1	150.5	357.4	246.7	218.5
Lease liabilities	142.3	32.0	50.6	31.6	28.1
Interest payments on lease liabilities	22.3	6.2	8.5	4.4	3.2
Derivative financial instruments[3]	(278.8)	–	(218.5)	(101.2)	40.9
Total	$5,642.5	852.3	1,216.0	1,345.0	2,229.2

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
[2]	Estimate of interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2020.
[3]	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging on the principal of U.S.-dollars-denominated debt.

Videotron Ltd.

notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

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

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2020, and to hedge its exposure on certain purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2020 is as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of $0.10	$1.0	$40.3
Decrease of $0.10	(1.0)	(40.3)

A variance of $0.10 in the 2020 average exchange rate of CAN dollar per one U.S. dollar would have resulted in a variance of $5.4 million on the value of unhedged purchases of goods and services and $3.7 million on the value of unhedged acquisitions of tangible and intangible assets in 2020.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2020, after taking into account the hedging instruments, long-term debt was comprised of 95.4% fixed-rate debt (93.3% in 2019) and 4.6% floating-rate debt (6.7% in 2019).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2020 was $1.8 million.

Videotron Ltd.

notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)	Market risk (continued)

Interest rate risk (continued)

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2020, as per the Corporation’s valuation models, is as follows:

Increase (decrease)	Income	Other comprehensive income
Increase of 100 basis points	$(1.2)	$(4.6)
Decrease of 100 basis points	1.2	4.6

(f)	Capital management

The Corporation’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

In managing its capital structure, the Corporation takes into account the asset characteristics of its subsidiaries and planned requirements for funds, leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of financing. Management of the capital structure involves the issuance and repayment of debt, the issuance and repurchase of shares, the use of cash flows generated by operations, and the level of distributions to the shareholder. The Corporation has not significantly changed its strategy regarding the management of its capital structure since the last financial year.

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, lease liabilities, derivative financial instruments, cash and cash equivalents and promissory note to the parent corporation. The capital structure as of December 31, 2020 and 2019 is as follows:

	2020	2019
Bank indebtedness	$–	$7.1
Long-term debt	4,111.5	4,240.2
Lease liabilities	142.3	114.2
Derivative financial instruments	(325.3)	(388.8)
Cash and cash equivalents	(74.0)	(2.4)
Promissory note to the parent corporation	(160.0)	(160.0)
Net liabilities	3,694.5	3,810.3
Equity	$188.5	$121.5

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, intercorporation transactions, and the declaration and payment of dividends or other distributions.

Videotron Ltd.

notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

25.	RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel comprise members of the Board of Directors and key senior managers of the Corporation and its main subsidiaries. Their compensation is as follows:

	2020	2019	2018
Salaries and short-term benefits	$5.6	$6.1	$5.6
Share-based compensation	1.2	3.9	2.3
Other long-term benefits	0.3	0.3	1.8
	$7.1	$10.3	$9.7

Operating transactions

During the years ended December 31, 2020, 2019 and 2018, the Corporation incurred expenses with affiliated corporations, which are included in purchase of goods and services. The Corporation also made sales to affiliated corporations. These transactions were accounted for at the consideration agreed between the parties.

	2020	2019	2018
Ultimate parent and parent corporation
Revenues	$0.4	$0.5	$0.6
Purchase of goods and services	9.6	9.9	9.4
Operating expenses recovered	(1.4)	(2.6)	(0.4)

Corporations under common control
Revenues	4.9	5.5	5.0
Purchase of goods and services	95.7	123.2	105.5
Operating expenses recovered	1.4	(3.0)	(1.2)

Management arrangements

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $41.0 million in 2020 ($50.0 million in 2019 and $53.0 million in 2018). In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. These transactions were accounted for at the consideration agreed between the parties.

Videotron Ltd.

notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

25.	RELATED PARTY TRANSACTIONS (continued)

Accounts receivable from affiliated corporations

	2020	2019
Ultimate parent and parent corporation
Accounts receivable	$2.8	$1.9
Dividends receivable	5.0	5.0
Interest receivable	2.4	2.3

Corporations under common control
Accounts receivable	2.5	4.5
	$12.7	$13.7

Accounts payable to affiliated corporations

	2020	2019
Ultimate parent and parent corporation
Accounts payable	$33.9	$21.1
Interest payable	5.0	5.0

Corporations under common control
Accounts payable	29.0	40.4
	$67.9	66.5

Videotron Ltd.

notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

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

By their design, the defined benefit plans expose the Corporation to the typical risks faced by defined benefit plans, such as investment performance, changes to the discount rates used to value the obligation, longevity of plan participants, and future inflation. The administration of the plans is assured by pension committees composed of members of the plans, members of the Corporation’s management and independent members or by the Corporation, in accordance with the provisions of each plan. Under the Corporation’s rules of governance, the approval and oversight of the defined benefit plan policies are performed at different levels through the pension committees, the Corporation’s management, or the Audit and Risk Management Committee. The risk management of pension plans is also performed under the leadership of these committees at various levels. The custody of securities and management of security transactions are assigned to trustees within a mandate given by the pension committee or the Corporation, as the case may be. Policies include those on investment objectives, risk-mitigation strategies and the mandate to hire investment fund managers and monitor their work and performance. The defined benefit pension plans are monitored on an ongoing basis to assess the benefit, funding and investment policies, financial status, and the Corporation’s funding requirement.

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2020 and 2019:

	Pension benefits		Postretirement benefits
	2020	2019	2020	2019
Change in benefit obligations
Benefit obligations at the beginning of the year	$570.4	$462.5	$40.9	$50.2
Service costs	26.1	21.0	1.6	2.1
Interest costs	17.8	18.1	1.2	1.8
Plan participants’ contributions	6.2	6.0	–	–
Actuarial loss (gain) arising from:
Financial assumptions	82.7	83.8	6.3	11.8
Demographic assumptions	–	(0.8)	–	–
Participant experience	(0.6)	(7.5)	–	(1.0)
Benefits and settlements paid	(17.2)	(14.5)	(0.8)	(0.7)
Plan amendments and other	1.0	1.8	(3.2)	(23.3)
Benefit obligations at the end of the year	$686.4	$570.4	$46.0	$40.9

Videotron Ltd.

notes to consolidated financial statements (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

26.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

	Pension benefits		Postretirement benefits
	2020	2019	2020	2019
Change in plan assets
Fair value of plan assets at the beginning of the year	$485.8	$416.2	$–	$–
Actual return on plan assets	42.0	54.7	–	–
Employer contributions	19.0	22.3	0.8	0.7
Plan participants’ contributions	6.2	6.0	–	–
Benefits and settlements paid	(17.2)	(14.5)	(0.8)	(0.7)
Administrative fees	(0.6)	(0.7)	–	–
Other	1.1	1.8	–	–
Fair value of plan assets at the end of the year	$536.3	$485.8	$–	$–

As of December 31, 2020, the weighted average duration of defined benefit obligations was 19.0 years (18.4 years in 2019). The Corporation expects future benefit payments of $14.2 million in 2021.

The investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of asset classes is used to optimize the risk-return profile of plan assets and to mitigate asset-liability mismatch.

Plan assets are comprised of:

	2020	2019
Equity securities:
Canadian	21.9%	23.8%
Foreign	30.8	35.3
Debt securities	39.8	40.9
Other	7.5	–
	100.0%	100.0%

The fair value of securities is based on quoted prices in an active market, while the fair value of other investments is not based on quoted prices in an active market.

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

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

26.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The reconciliation of funded status to the net amount recognized in the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2020	2019	2020	2019
Benefit obligations	$(686.4)	$(570.4)	$(46.0)	$(40.9)
Fair value of plan assets	536.3	485.8	–	–
Plan deficit and net amount recognized[1]	$(150.1)	$(84.6)	$(46.0)	$(40.9)

1 The net liability recognized for 2020 is $196.1 million ($125.5 million in 2019) and is included in “Other Liabilities” (note 17).

Components of re-measurements are as follows:

	Pension benefits			Postretirement benefits
	2020	2019	2018	2020	2019	2018
Actuarial (loss) gain on benefit obligations	$(82.1)	$(75.5)	$32.9	$(6.3)	$(10.8)	$(17.0)
Actual return on plan assets, less interest income anticipated in the interest on the net defined benefit liability calculation	27.4	39.0	(28.6)	–	–	–
Re-measurement (loss) gain recorded in other comprehensive (loss) income	$(54.7)	$(36.5)	$4.3	$(6.3)	$(10.8)	$(17.0)

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2020	2019	2018	2020	2019	2018
Employee costs:
Service costs	$26.1	$21.0	$24.1	$1.6	$2.1	$1.9
Plan amendments administrative fees and other	0.6	0.7	0.6	(3.2)	(23.3)	–
Interest on net defined benefit liability	3.2	2.5	2.4	1.2	1.8	1.7
Net benefit costs (gain)	$29.9	$24.2	$27.1	$(0.4)	$(19.4)	$3.6

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

26.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The expense related to defined contribution pension plans amounted to $16.0 million in 2020 ($15.6 million in 2019 and $14.8 million in 2018).

The expected employer contributions to the Corporation's defined benefit pension plans and post-retirement benefit plans will be $23.2 million in 2021, based on the most recent financial actuarial reports filed (contributions of $19.8 million were paid in 2020).

Assumptions

The Corporation determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yield and matched-funding yield curve analysis as of the measurement date.

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2020, 2019 and 2018 and current periodic benefit costs are as follows:

	Pension and postretirement benefits
	2020	2019	2018
Benefit obligations
Rates as of year-end:
Discount rate	2.50%	3.10%	3.90%
Rate of compensation increase	3.00	3.00	3.00

Current periodic costs
Rates as of preceding year-end:
Discount rate	3.10%	3.90%	3.50%
Rate of compensation increase	3.00	3.00	3.00

The assumed average retirement age of participants used was 62 years in 2020, 2019 and 2018.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 6.90% at the end of 2020. These costs, as per the estimate, are expected to decrease gradually over the next seven years to 5.20% and to remain at that level thereafter.

Sensitivity analysis

An increase of 10 basis points in the discount rate would have decreased the pension benefits obligation by $12.0 million and the postretirement benefits obligation by $1.1 million as of December 31, 2020. There are limitations to this sensitivity analysis since it only considers the impacts of an increase of 10 basis points in the discount rate assumption without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on the consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2020, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

27.	DISCONTINUED OPERATIONS

On January 22, 2019, the Corporation sold to Quebecor Media Inc. its 4Degrees Colocation Inc. data center operations, which were ultimately sold to a third party on January 24, 2019 for an amount of $261.6 million fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by the Corporation. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $115.7 million (without any tax consequence), was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. In the year ended December 31, 2020, a net gain of $34.8 million (without any tax consequence) was recorded as certain adjusting conditions were achieved.

These discontinued operations were transferred to Quebecor Media Inc. in exchange of a promissory note receivable bearing interest at a rate of 4.90% for an amount of $260.7 million, from which $100.7 million was reimbursed subsequently.

28.  SUBSEQUENT EVENTS

On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of Senior Notes bearing interest at 3.125% and maturing on January 15, 2031, for net proceeds of $644.1 million, net of financing costs of approximately $5.9 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on Videotron’s ability to incur additional indebtedness, pay dividends and make other distributions. The Notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter.

On March 22, 2021, Videotron and the Government of Québec signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in remote regions. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258.0 million, which will be fully invested in Videotron’s network extension.