Form 20-F
period 2021-12-31
VIDEOTRON LTEE
filed 2022-03-24
CIK 890746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None
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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

☐ Yes   ☒ No

i

EXPLANATORY NOTES

All references in this annual report to “we”, “us”, “Videotron” or “the Corporation”, as well as the use of the terms “our”, “it”, “its” or similar terms, are references to Videotron Ltd. and, unless the context otherwise requires, its consolidated subsidiaries. All references in this annual report to “Quebecor Media” are to its parent corporation Quebecor Media Inc., all references to “TVA Group” are to TVA Group Inc., a public subsidiary of Quebecor Media and all references to “Quebecor” are to Quebecor Inc., the majority shareholder of Quebecor Media.

In this annual report, all references to the “CRTC” are references to the Canadian Radio-television and Telecommunications Commission.

All references in this annual report to Videotron’s “Senior Notes” are to, collectively, its issued and outstanding 5⅜% Senior Notes due June 15, 2024, its 5⅝% Senior Notes due June 15, 2025, its 5¾% Senior Notes due January 15, 2026, its 5⅛% Senior Notes due April 15, 2027, its 3⅝% Senior Notes due June 15, 2028, its 3⅝% Senior Notes due June 15, 2029, its 4½% Senior Notes due January 15, 2030 and its 3⅛% Senior Notes due January 15, 2031.

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

Information contained in this annual report concerning the telecommunication industry, Videotron’s general expectations concerning this industry and its market positions and market shares may also be based on estimates and assumptions made by Videotron based on its knowledge of the industry and which Videotron believes to be reliable. Videotron believes, however, that this data is inherently imprecise, although generally indicative of relative market positions and market shares.

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Videotron’s audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In this annual report, references to Canadian Dollars, CAN$ or $ are to the lawful currency of Canada, Videotron’s functional currency, and references to US Dollars or US$ are to the currency of the United States.

Non-IFRS Financial Measures and Key Performance Indicators

In this annual report, Videotron uses certain financial measures that are not calculated in accordance with IFRS. Videotron uses these non-IFRS financial measures, such as adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”) and adjusted cash flows from operations because Videotron believes that they are meaningful measures of its performance. Videotron’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

Videotron provides a definition of Adjusted EBITDA, adjusted cash flows from operations, revenue-generating unit (“RGU”) and average billing per unit (“ABPU”) under “Item 5. Operating and Financial Review and Prospects – Non – IFRS Financial Measures” and “Item 5. Operating and Financial Review and Prospects – Key Performance Indicators”, including a reconciliation of Adjusted EBITDA and adjusted cash flows from operations to the most directly comparable IFRS financial measures.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2021.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to Videotron’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which Videotron operates as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about Videotron’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although Videotron believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: Videotron’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. Videotron can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

●	Videotron’s ability to successfully continue developing its network and facilities-based mobile services;
●	general economic, financial or market conditions and variations in its businesses;
●	the intensity of competitive activity in the industries in which Videotron operates or may in the future operate;
●	new technologies that might change consumer behaviour with respect to Videotron’s product suites;
●	unanticipated higher capital spending required for developing Videotron’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Videotron’s business;
●	Videotron’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;
●	disruptions to the network through which Videotron provides its television, Internet access, mobile and wireline telephony and over-the-top video services, and its ability to protect such services from piracy, unauthorized access or other security breaches;
●	labour disputes or strikes;
●	service interruptions resulting from equipment breakdown, network failure, the threat of natural disasters, epidemics, pandemics and other public health crises, including the COVID-19 pandemic, and political instability in some countries;
●	the impact of emergency measures implemented by various levels of government;
●	changes in Videotron’s ability to obtain services and equipment critical to its operations;
●	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of its licenses or markets, or in an increase in competition, compliance costs or capital expenditures;
●	its substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and
●	interest rate fluctuations that affect a portion of Videotron’s interest payment requirements on long term debt.

Videotron cautions you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in this annual report, including under “Item 3. Key Information – Risk Factors” of this annual report. Each of these forward-looking statements speaks only as of the date of this annual report. Videotron disclaims any obligation to update these statements unless applicable securities laws require Videotron to do so. Videotron advises you to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission (“SEC”), as described under “Item 10. Additional Information – Documents on Display” of this annual report.

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

A-	[Reserved]
B-	Capitalization and Indebtedness

Not applicable.

C-	Reasons for the Offer and Use of Proceeds

Not applicable.

D-	Risk Factors

This section describes some of the risks that could materially affect the Corporation’s business, revenues, results of operations and financial condition, as well as the market value of its Senior Notes. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in the section “Cautionary Statement Regarding Forward-Looking Statements” at the forepart of this annual report. The risks below are not the only ones that the Corporation faces. Some risks may not yet be known to the Corporation and some that it does not currently believe to be material could later turn out to be material.

Risks Relating to the Corporation’s Business

The converging nature of technologies and services will lead to increased and non-traditional competition.

The Corporation faces technological substitution across all its key business segments. Due to ongoing technological developments, the distinction between broadcasting, Internet and wireline and mobile telephony platforms is fading rapidly. For instance, content producers and providers are leveraging their content rights and pursuing strategies to deploy their own over-the-top (“OTT”) distribution platforms in order to reach consumers directly via the Internet. By doing so, content producers and providers are less dependent on content aggregators, such as the Corporation. The Internet, including through mobile devices, provides an important broadcasting and distribution service. More specifically, an increasing number of the Corporation’s customers are using mobile devices as their primary means of video entertainment; therefore, in direct competition with the Corporation’s television and wireline Internet access services. In addition, mobile operators, through the development of their mobile networks, offer wireless and fixed wireless Internet services, which compete with the Corporation’s wireline Internet access service.

Due to the converging nature of technological advances, the Corporation expects increasing competition from non-traditional businesses, which may affect its overall business strategy and could adversely affect its business, financial condition and results of operations.

The Corporation operates in highly competitive industries that are experiencing rapid technological developments and fierce price competition, and its inability to compete successfully could have a material adverse effect on its business, prospects, revenues, financial condition and results of operations.

In the Corporation’s television business, the Corporation competes against incumbent local exchange carriers (“ILECs”) and third party Internet access (“TPIA”) providers. Its primary ILEC and TPIA provider competitors have rolled out their own Internet protocol television (“IPTV”) service in the vast majority of the territory in which the Corporation operates.

The rapidly growing landscape of OTT content providers, many of which having substantial financial resources, now compete directly for viewership and a share of the monthly entertainment spend. Furthermore, the OTT content providers’ attractive price points (which are, in part, due to the fact that they do not contribute financially to the Canadian traditional television business model or Internet infrastructure, and are not subject to CRTC regulations) may make the Corporation’s traditional offer less appealing for its customers and may affect its ability to retain and acquire customers. Consequently, this could place the Corporation at a competitive disadvantage, lead to increased operational costs and have an adverse effect on its business, prospects, revenues, financial condition and results of operations.

Furthermore, the Corporation faces competition from illegal providers of television services and illegal access to non-Canadian direct broadcast satellite (“DBS”) signal (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black market piracy).

In the Corporation’s Internet access business, the Corporation faces competition from several resellers who have access to the wholesale TPIA service mandated by the CRTC. These TPIA providers may also provide telephony and networking applications, and have entered the IPTV market. Their market share is significant and growing especially in Québec and Ontario, the two regions in Canada where they have been particularly active and aggressively pricing their services. See also the risk factor “The Corporation is required to provide TPIA providers with access to its networks, which may result in increased competition.”

On May 27, 2021, the CRTC issued a decision to TPIA providers adopting the interim wholesale rates set on October 6, 2016 as final rates, with certain modifications, including the removal of the supplementary markup of 10% for incumbent local exchange carriers. From May 28, 2021 to August 25, 2021, several TPIA providers petitioned the Governor in Council to, among other things, restore the lower rates set in the 2019 Order as final. On June 28, 2021, one of these TPIA providers also filed a motion with the Federal Court of Appeal seeking leave to appeal the May 27, 2021 decision. A coalition comprised of the five largest cable carriers, including Videotron, filed comments in relation to these petitions on September 22, 2021 and November 1, 2021. The same coalition will defend the CRTC decision at the Federal Court of Appeal.

The Corporation also competes against other Internet service providers (“ISPs”) offering residential and commercial Internet access services as well as fixed wireless access and open Wi-Fi networks in some cities. The main competitors are the ILECs that offer Internet access through digital subscriber line (“DSL”), fibre to the node and fibre to the home technologies, in certain cases offering download speeds comparable, or superior to the Corporation’s. In addition, satellite operators such as Xplornet, Telesat and Starlink are increasing their existing high-speed Internet access capabilities with the launch of high-throughput satellites, targeting households in low population density and remote locations and claiming future download speeds comparable to the Corporation’s low and medium download speeds. Finally, certain municipalities also plan to build and operate their own broadband networks. They plan to do so through public/private partnership arrangements, competing directly with the Corporation in some of its local markets.

The Corporation’s wireline telephony business has numerous competitors, including ILECs, competitive local exchange carriers, mobile telephony service operators and other providers of Voice over Internet Protocol (“VoIP”) and cloud-based telephony. Some of these competitors are not facility-based and therefore have much lower infrastructure costs. In addition, Internet protocol-based products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on the Corporation’s business, prospects, revenues, financial condition and results of operations.

In the Corporation’s mobile telephony business, the Corporation competes against a mix of market participants, some of them active in its territory in some or all of the products it offers, with others offering only mobile telephony services. In addition, users of mobile voice and data systems may find their communication needs satisfied by other current adjunct technologies, such as Wi-Fi, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those the Corporation provides or may in the future provide, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. For instance, some providers of mobile telephony services (including incumbent carriers) have deployed and have been operating, for many years, lower-cost mobile telephony brands in order to acquire additional market share. Furthermore, the CRTC’s recent decision ordering the national incumbent wireless carriers to provide mobile virtual network operator (“MVNO”) access services to regional wireless carriers for a period of seven years stands to have significant impact on the Corporation’s competitive environment, as the Corporation could see the emergence of new MVNO competitors. The Corporation may not be able to compete successfully in the future against existing and new competitors; increased competition could have a material adverse effect on its business, prospects, revenues, financial condition, and results of operations.

Finally, many of the Corporation’s competitors are offering special bundling discounts to customers who subscribe to two or more of their services (television, Internet access, wireline and mobile telephony services). Should the Corporation fails to keep its existing customers and lose them to such competitors, it may end up losing a subscriber for multiple services as a result of its bundling strategy. This could have an adverse effect on the Corporation’s business, prospects, revenues, financial condition and results of operations.

Fierce price competition in all the Corporation’s businesses and across the industries in which the Corporation operates, combined with the declining demand for certain traditional products, may affect its ability to raise the price of its products and services commensurately with increases in its operating costs, as the Corporation has done in the past. This could have an adverse effect on its business, revenues, financial condition and results of operations.

The Corporation is required to invest a significant amount of capital to address continuing technological evolution and development needs.

New technologies in the telecommunication industry, including 5G technology, are evolving faster than the historical industry investment cycle. Their introduction and pace of adoption could result in requirements for additional immediate capital investments not currently planned, as well as shorter estimated useful lives for certain of the Corporation’s existing assets. The Corporation’s strategy of maintaining a competitive position in the suite of products and services it offers and of launching new products and services requires capital investments in its networks, information technology systems and infrastructure, as well as the acquisition of spectrum, to support growth in its customer base and its demands for increased bandwidth capacity and other services.

The Corporation must continually invest in its services, networks and technologies due to the rapid evolution of technologies, or it may be required to acquire, develop or integrate new technologies. Improvements in its services depend on many factors. The cost of the acquisition, development or implementation of new technologies and spectrum could be significant and the Corporation’s ability to fund such acquisition, development or implementation may be limited, which could have a material adverse effect on its ability to successfully compete in the future. Any such difficulty or inability to compete could have a material adverse effect on its business, reputation, prospects, financial condition and results of operations.

In the past, the Corporation has required substantial capital for the upgrade, expansion and maintenance of its networks and the launch and deployment of new or additional services. The Corporation expects that additional capital expenditures will continue to be required in the short-term, mid-term and long-term in order to maintain, expand geographically and enhance its networks, systems and services, including expenditures relating to the deployment of LTE-Advanced/5G mobile technologies. Moreover, additional investments in its business may not translate into incremental revenues, cash flows or profitability.

The Corporation could be adversely impacted by pandemics, epidemics and other public health issues.

The COVID-19 pandemic has had a significant impact on the economic environment in Canada and around the world. The overall impact on the Corporation’s business and activities is still uncertain and cannot be evaluated with precision despite recent developments relating to vaccines, considering future developments such as the spread of the virus, the expected date of termination of the crisis, the risks associated with potential future waves or mutations of the virus, its impact on consumer spending, labour shortages due to the virus, the continuing disruption in the supply chain and the effectiveness or the strictness of the actions taken by the federal and Québec governments to manage the pandemic. Public and private sector regulations, policies and other measures aimed at reducing the spread of the COVID-19 pandemic include the suspension of business activities deemed non-essential when needed, restrictions on the movement of personnel, the promotion of physical and social distancing, lockdown orders, border closures, travel bans, self-imposed quarantine periods, self-isolation, and the adoption of work-from-home and online education by companies, schools and institutions.

Potential adverse impacts of the COVID-19 pandemic include, but are not limited to: (i) a reduction in demand for the Corporation’s products or services, or an increase in delinquent or unpaid bills, due to job losses and associated financial hardship; (ii) a decline in revenues as a result of services provided at no cost to customers; (iii) a decline in access fees for speciality television services and exclusive on-demand content due to the postponement or cancellation of sporting events; (iv) a reduction in the availability of content, and therefore a reduction in the Corporation’s ability to provide the content and programming that its customers expect; (v) downgrade or cancellation of customer services; (vi) issues delivering its products and services; (vii) lost revenues due to the significant economic challenges that small and medium-sized business customers are facing; (viii) uncertainty associated with the costs and availability of resources required to provide appropriate levels of service to customers; (ix) additional capital expenditures, and uncertainty associated with costs, delays and the availability of resources required to maintain, upgrade or expand the Corporation’s network in order to accommodate increased network usage, and to expand its self-install and self-serve programs in order to attract new customers; (x) unexpected increase of user data demand and increased pressure on its network capacity, which could negatively affect its network’s performance, availability, speed, consistency and its ability to provide services; (xi) the ability of certain suppliers and vendors to provide products and services to the Corporation; (xii) the impact of legislation, regulations and other government interventions in response to the COVID-19 pandemic; (xiii) the negative impact on global credit and capital markets; and (xiv) the ability to access capital markets at a reasonable cost or at all. Any of these risks and uncertainties could have a material adverse impact on the Corporation’s business, prospects, results of operations and financial condition.

The outbreak of the COVID-19 pandemic has resulted in significant economic interventions by the federal, provincial, and municipal governments throughout Canada, which include, notably, grants, wage subsidies, incentives, increased assistance programs and loans, as well as temporary relief measures put in place by regulatory agencies to support certain economic activities, industries or major employers. There can be no assurance that these economic mitigation measures will continue at their present levels or at all.

Continuing growth in, and the converging nature of, wireless, video and broadband services will require ongoing access to spectrum in order to provide attractive services to customers.

Wireless, video and broadband services are undergoing rapid and significant technological changes and a dramatic increase in usage, in particular, from the demand for faster and seamless usage of video and data across mobile and fixed devices. It is projected that this demand will continue to accelerate, driven by the following increases: levels of broadband penetration; need for personal connectivity and networking; teleworking; affordability of mobile devices; multimedia-rich services and applications; and unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. The Corporation will have to acquire additional spectrum in order to address this increased demand. The ability to acquire additional spectrum at a reasonable price or at all is dependent on the competition level as well as the spectrum auction timing and rules. In previous auctions, ISED has used, and the Corporation has benefited from, certain measures to support competition, which notably included set-asides and spectrum aggregation limits ensuring that a minimum amount of spectrum was effectively reserved for eligible facilities-based telecommunication service providers that were not national incumbent wireless carriers. There can be no assurance that these pro-competition measures will be used again by ISED in future auctions, or that the Corporation will be or remain eligible to benefit from such measures. If the Corporation is not successful in acquiring additional spectrum it may need on reasonable terms, or at all, that could have a material adverse effect on its business, prospects and financial condition. See also “Item 4. Information on the Corporation — Regulation — Canadian Telecommunications Services — Regulatory Framework for Mobile Wireless Services.”

The Corporation has entered into roaming agreements with other mobile operators in order to provide worldwide coverage to its mobile telephony customers. Its inability to extend its worldwide coverage or to renew, or substitute for, these roaming agreements at their respective terms, and on acceptable terms, may place the Corporation at a competitive disadvantage, which could adversely affect its ability to operate its mobile business successfully and profitably.

The Corporation has entered into roaming agreements with multiple carriers around the world, and has thereby established worldwide coverage for its customers. Its inability to extend its worldwide coverage or to renew, or substitute for, these roaming agreements on acceptable terms, may place the Corporation at a competitive disadvantage, which could adversely affect its ability to operate its mobile business successfully and profitably. In addition, if the Corporation is unable to renew, or substitute for, these roaming agreements on a timely basis and at an acceptable cost, its cost structure could materially increase, and, consequently, its business, prospects, revenues, financial condition and results of operations could be adversely affected.

The Corporation could be adversely impacted by the increasing proportion of bring-your-own-device (“BYOD”) customers with no fixed-term contracts.

Given rising costs and marginal technological advancements in mobile devices, consumers tend to keep their mobile devices for longer periods of time, thereby increasing the proportion of wireless customers without fixed term contracts. Such customers are under no contractual obligation to remain with a specific carrier for a fixed term. Moreover, customers who bring their own device receive wireless services without entering into fixed term contracts. In addition, new technologies now embedded in a growing number of mobile devices, including the eSIM or embedded-SIM, will, once widely adopted, allow customers to switch between carriers without the use of a carrier-provided SIM card. This could have a material adverse effect on the Corporation’s churn rate and, consequently, on its business, prospects, revenues, financial condition and results of operations.

The Corporation’s inventory may become obsolete.

The Corporation’s various products in inventory generally have a relatively short lifecycle due to frequent technological changes. If the Corporation cannot effectively manage inventory levels based on product demand, or minimum order quantities from its suppliers, this could increase the risk of inventory obsolescence and could have an adverse effect on its business, financial condition and results of operations. Moreover, equipment provisioning delay has amplified with the worldwide electronic components shortage induced by the COVID-19 pandemic, which may lead to an increase in inventory and add significance to this risk.

The Corporation may not be able to obtain additional capital to implement its business strategies and make capital expenditures.

There can be no assurance that the Corporation will be able to generate or otherwise obtain the funds to implement its business strategies and finance its capital expenditure programs or other investment requirements, whether through cash from operations, additional borrowings or other sources of funding. If the Corporation is unable to generate sufficient funds or obtain additional financing on acceptable terms, it may be unable to implement its business strategies or proceed with the capital expenditures and investments required to maintain its leadership position, and its business, financial condition, results of operations, reputation, and prospects could be materially adversely affected.

The Corporation may need to support increasing costs in securing access to support structures needed for its networks.

The Corporation requires access to the support structures of hydroelectric and telephone utilities and need municipal rights of way to deploy its cable and mobile networks. Where access to the structures of telephone utilities cannot be secured, the Corporation may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). The Corporation has entered into comprehensive support structure access agreements with all the major hydroelectric companies and all the major telecommunications companies in its service territory. In the event that the Corporation seeks to renew or to renegotiate these agreements, it cannot guarantee that these agreements will continue to be available on their respective terms, on acceptable terms, or at all, which may place the Corporation at a competitive disadvantage and which may have a material adverse effect on its business and prospects.

The Corporation may not successfully implement its business and operating strategies.

The Corporation’s strategies include strengthening its position as telecommunications leader, introducing new and enhanced products and services, enhancing its advanced wireline and wireless networks, expanding into new geographies under appropriate conditions, further integrating the operations of its subsidiaries, leveraging geographic clustering and maximizing customer satisfaction across its business. The Corporation may not be able to implement these strategies successfully or realize their anticipated results fully or at all, and their implementation may be more costly or challenging than initially planned. In addition, its ability to successfully implement these strategies could be adversely affected by a number of factors beyond its control, including operating difficulties, increased dependence on third party suppliers and service providers, increased ongoing operating costs, regulatory developments, general or local economic conditions, increased competition, technological changes, any restrictive measures put in place in order to contain an outbreak of a contagious disease or other adverse public health development, and other factors described in this “Risk Factors” section. Any material failure to implement its strategies could have an adverse effect on its reputation, business, financial condition, prospects, and results of operations, as well as on its ability to meet its obligations, including its ability to service its indebtedness.

As part of the Corporation’s strategy, in recent years, the Corporation has entered into certain agreements with third-parties under which it is committed to making significant operating and capital expenditures in the future in order to offer new products and services to its customers. The Corporation can provide no assurance that it will be successful in developing such new products and services in relation to these engagements, including the marketing of new revenue sources.

In July 2021, the Corporation announced an investment of nearly $830.0 million in its acquisition of 294 blocks of spectrum in the 3500 MHz band across the country. More than half of the investment was concentrated in southern and eastern Ontario, Manitoba, Alberta and British Columbia. A competitor has however contested the award in Federal Court on the basis that the Corporation may not be awarded spectrum in Manitoba, Alberta and British Columbia only. A determination on the merits has not yet been made. The Corporation can provide no assurance that it will maintain its right to hold spectrum in these three provinces and that it will geographically expand its offering of wireless services outside of Québec. As a new entrant in the wireless business in southern and eastern Ontario, Manitoba, Alberta and British Columbia, the Corporation would require substantial marketing efforts, investments and expenditures, and there is a risk that it would be unable to meet its operation expansion objectives in the manner and within the budgets and timelines that it is targeting or at all. The Corporation’s inability to successfully and timely execute its geographic expansion could have a material adverse effect on its reputation, business prospects, financial condition, and results of operations.

The Corporation could be adversely impacted by consumer trends to abandon traditional telephony and television services.

The recent trend towards mobile substitution (when users cancel their wireline telephony services and opt exclusively for mobile telephony services) is largely the result of the increasing mobile penetration rate in Canada. In addition, there is also a consumer trend to abandon, substitute or reduce traditional television services for Internet access services allowing customers to stream directly from broadcasters and OTT content providers. Consequently, the Corporation may not be successful in converting its existing wireline telephony and television subscriber base to its mobile telephony services, its Internet access services or its OTT entertainment platforms, which could have a material adverse effect on its business, prospects, revenues, results of operations and financial condition.

If the Corporation does not effectively manage its growth, its business, results of operations and financial condition could be adversely affected.

The Corporation has experienced substantial growth in its business and have significantly expanded its operations over the years. It has sought in the past, and may, in the future, seek to further expand the types of businesses and geographic areas in which it operates, under appropriate conditions. The Corporation can provide no assurance that it will be successful in either developing or fulfilling the objectives of any such business expansion.

In addition, the Corporation’s expansion may require the Corporation to incur significant costs or divert significant resources, and may limit its ability to pursue other strategic and business initiatives, which could have an adverse effect on its business, prospects, results of operations and financial condition. Furthermore, if the Corporation is not successful in managing its growth, or if it is required to incur significant or unforeseen costs, its business, prospects, results of operations and financial condition could be adversely affected.

The implementation of changes to the structure of the Corporation’s business may be more expensive than expected and it may not gain all the anticipated benefits.

The Corporation has and will continue to implement changes to the structure of its business due to many factors, such as a system replacement or upgrade, a process redesign, a corporate restructuring and the integration of business acquisitions or existing business units. These changes must be managed carefully with a view to capturing the intended benefits. The implementation process may negatively impact overall customer experience and may lead to greater-than-expected operational challenges, employee turnover, operating costs and expenses, customer losses, and business disruption for the Corporation, all of which could adversely affect its business and its ability to gain the anticipated benefits.

The Corporation depends on key personnel and its inability to attract and retain skilled employees may have an adverse effect on its business, prospects, results of operations and financial condition.

The Corporation’s success depends to a large extent on the continued services of its senior management and its ability to attract and retain skilled employees. There is intense competition for qualified management and skilled employees, and the Corporation’s failure to recruit, train and retain such employees could have a material adverse effect on its business, prospects, results of operations and financial condition. In addition, in order to implement and manage its businesses and operating strategies effectively, the Corporation must sustain a high level of efficiency and performance, maintain content quality, continually enhance its operational and management systems, and continue to effectively attract, train, motivate and manage its employees. If the Corporation is not successful in its efforts, it may have a material adverse effect on its business, prospects, results of operations and financial condition.

The Corporation’s financial performance could be materially adversely affected if the Corporation cannot continue to distribute a wide range of appealing video programming and produce and acquire original programming on commercially reasonable terms.

The financial performance of the Corporation’s television, subscription-based OTT entertainment services (“Club illico”), Vrai, video-on-demand (“VOD”) and mobile services depends in large part on its ability to distribute a wide range of appealing video programming on its platforms and on its ability to produce and acquire original content on an ongoing basis.

In the Corporation’s telecommunications business, the Corporation obtains television programming rights from suppliers pursuant to programming contracts. In recent years, these suppliers have become vertically integrated and are now more limited in number. The Corporation may be unable to maintain key programming contracts at commercially reasonable rates for television programming. Loss of programming contracts, the Corporation’s inability to obtain programming at reasonable rates or its inability to pass rate increases through to its customers could have a material adverse effect on its business, prospects, results of operations and financial condition.

Increased competition in the television, OTT and VOD industry from local and foreign OTT content providers with access to substantial financial resources may result in a competitive disadvantage from a content perspective and may have a material adverse effect on the Corporation’s business, prospects, revenues financial conditions and results of operations. Notably, on September 28, 2017, the Minister of Canadian Heritage and Netflix concluded an arrangement pursuant to which Netflix undertakes to invest a minimum of $500 million in original productions in Canada over the next five years. This arrangement may exert upward pressure on content price.

Furthermore, on February 2, 2022, the federal government introduced Bill C-11 which proposes to amend the Broadcasting Act (Canada) (the “Broadcasting Act”) in order to include foreign OTT content providers in Canada’s regulatory framework. Similarly to Netflix’s arrangement, such bill would force these providers to promote Canadian cultural products and make material expenditures in order to support local cultural production. If adopted, this bill could increase competition and put greater pressure on the price of Canadian content.

The Corporation provides its television, Internet access, wireline telephony and mobile telephony services through a single clustered network, which may be more vulnerable to widespread disruption.

The Corporation provides its television, Internet access, wireline telephony and mobile telephony services through a primary headend and a series of local headends in its single clustered network. Despite available emergency backup or replacement sites, automatic failover systems, and disaster recovery measures, a failure in its primary headend, including exogenous threats, such as cyber-attacks, natural disasters, sabotage or terrorism, or dependence on certain external infrastructure providers (such as electric utilities), could prevent the Corporation from delivering some of its products and services throughout its networks until the failure has been resolved, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation, and could have a material adverse effect on the Corporation’s financial condition.

The Corporation’s reputation may be negatively impacted, which could have a material adverse effect on its business, financial condition and results of operations.

The Corporation has generally enjoyed a good reputation among the public. Its ability to maintain its existing customer relationships and to attract new customers depends to a large extent on its reputation. While it has put in place certain mechanisms to mitigate the risk that its reputation may be tarnished, including good governance practices and a Code of Ethics, there can be no assurance that these measures will be effective to prevent violations or perceived violations of law or ethical business practices. The loss or tarnishing of the Corporation’s reputation could have a material adverse effect on its business, prospects, financial condition and results of operations.

The Corporation stores and process increasingly large amounts of personally identifiable data of its clients, employees or business partners, and the improper use or disclosure of such data would have an adverse effect on its business and reputation.

The ordinary course of the Corporation’s businesses involves the receipt, collection, storage and transmission of sensitive data, including its proprietary business information and that of its customers, and personally identifiable information of its customers and employees, whether in its systems, infrastructure, networks and processes, or those of its suppliers.

The Corporation faces risks inherent in protecting the security of such personal data. In particular, it faces a number of challenges in protecting the data contained and hosted on its systems, or those belonging to its suppliers, including from advertent or inadvertent actions or inactions by its employees, as well as in relation to compliance with applicable laws, rules and regulations relating to the collection, use, disclosure and security of personal information, including any requests from regulatory and government authorities relating to such data. Although the Corporation has developed and maintain systems, processes and security controls that are designed to protect personally identifiable information of its clients, employees or business partners, it may be unable to prevent the improper disclosure, loss, misappropriation of, unauthorized access to, or other security breaches relating to such data that the Corporation stores or process or that its suppliers store or process. As a result, the Corporation may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and it may suffer damage to its business, competitive position and reputation, which could have a material adverse effect on its financial condition.

On September 22, 2021, Québec’s National Assembly adopted Bill 64, An Act to modernize legislative provisions as regards the protection of personal information which will come into force on September 22, 2023, except for certain provisions which will come into force in 2022. The bill modifies the obligations of public bodies and private sector enterprises by modernizing the framework applicable to the protection of personal information and imposes new obligations on the Corporation. Bill 64 adds important deterrent powers to the authorities in charge of their application. Federal and provincial legislation in the area of privacy and personal information is constantly evolving and is expected to undergo significant changes in the coming years. The Corporation does not expect compliance with this legislation to threaten its business, but it may incur significant costs to update its security systems, processes and controls, which could have a material adverse effect on its financial condition.

Cybersecurity breaches and other similar disruptions could expose the Corporation to liability, which would have an adverse effect on its business and reputation.

Although the Corporation has implemented and regularly reviews and updates processes and procedures to protect against customers and business service interruption, unauthorized access to or use of sensitive data, including data of its customers, and to prevent data loss or theft, and, although ever-evolving cyber-threats require the Corporation to continually evaluate and adapt its systems, infrastructure, networks and processes, it cannot assure that its systems, infrastructure, networks and processes, as well as those of its suppliers, will be adequate to safeguard against unauthorized access by third-parties or errors by employees or by third-party suppliers. The Corporation is also at risk from increasingly sophisticated phishing attacks, SIM swaps, fraudulent ports and other types of frauds. If the Corporation is subject to a significant cyber-attack or breach, unauthorized access, errors of third-party suppliers or other security breaches, it may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and it may suffer damage to its business, competitive position and reputation, which could have a material adverse effect on its financial condition.

The costs associated with a major cyber-attack could also include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources, lost revenues and customers from business interruption and litigation. The Corporation’s contractual risk transfers do not eliminate the risk completely and the potential costs associated with these attacks could exceed the scope and limits of the insurance coverage the Corporation maintains.

The Corporation may not be able to protect its services from piracy, which may have an adverse effect on its customer base and lead to a possible decline in revenues.

The Corporation may not be able to protect its services and data from piracy. It may be unable to prevent electronic attacks to gain unauthorized access to its networks, digital programming, and Internet access services. The Corporation uses encryption technology to protect its television signals and OTT service from unauthorized access and to control programming access based on subscription packages. It may not be able to deploy adequate technology to prevent unauthorized access to its networks, programming and data, which may have an adverse effect on its customer base and lead to a possible decline in its revenues, as well as to significant remediation costs and legal claims.

Malicious and abusive Internet practices could impair the Corporation’s wireline and mobile services as well as its fibre-optic connectivity business.

The Corporation’s customers utilize its cable, mobile and fibre-optic connectivity business networks to access the Internet and, as a consequence, the Corporation or its customers may become a victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on the Corporation’s networks and its customers, including deterioration of service, excessive call volume to call centers, and damage to its customers’ equipment and data or the Corporation’s ones. Significant incidents could lead to customer dissatisfaction and, ultimately, to a loss of customers or revenues, in addition to increased costs to service its customers and protect its networks. Any significant loss of cable, mobile or fibre-optic connectivity business customers, or a significant increase in the costs of serving those customers, could adversely affect the Corporation’s reputation, business, prospects, results of operations and financial condition.

The Corporation is dependent upon its information technology systems and those of certain third parties. The inability to maintain and enhance its systems could have an adverse impact on its financial results and operations.

The day-to-day operation of the Corporation’s business is highly dependent on information technology systems, including those of certain third-party suppliers, some of which are based in territories with potential geopolitical risk. Furthermore, the Corporation’s business relies on the use of numerous distinct information technology systems, billing systems, sales channels, databases as well as different rate plans, promotions and product offerings, which make its operations increasingly complex and may unfavourably impact its response time to market trends and the risk of billing or service errors. An inability to maintain and enhance the Corporation’s existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products, and services could have an adverse impact on its ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth, manage operating expenses and carry out operations without interruption; all of which may have a material adverse effect on the Corporation’s business, prospects, results of operations and financial condition.

The Corporation has entered into strategic relationships with service providers to ensure that the technology it adopts and invests in is the best in class in its industry. An inability to maintain these relationships or difficulties implementing its technology roadmap could result in higher capital requirements, prolonged development timelines and substandard performance of its products and services.

Products and services supplied to the Corporation by third-party suppliers may contain latent security issues, including, but not limited to, software and hardware security issues, that would not be apparent upon a diligent inspection. Failure to identify and remedy those issues may result in significant customer dissatisfaction, loss of revenues, and could adversely impact its results of operations and financial condition.

The Corporation depends on third-party suppliers and providers for services, hardware, licensed technological platforms, equipment, information and other items critical to its operations.

The Corporation depends on third-party suppliers and providers for certain services, hardware, licensed technological platforms and equipment that are, or may become, critical to its operations and network evolution. These materials and services include end-user terminals such as set-top boxes, gateways, Wi-Fi routers, mobile telephony handsets, network equipment such as wireline and telephony modems, servers and routers, fibre-optic cable and equipments, telephony switches, inter-city links, support structures, licensed technological platforms, external cloud-based services and network functions, services and operational software, the “backbone” telecommunications network for its Internet access, telephony services and mobile services; and construction services for the expansion of and upgrades to its wireline and wireless networks. These services, platforms and equipment are each available from a single or limited number of suppliers and therefore the Corporation faces the risks of supply disruption, including due to geopolitical events, external events such as climate change related impacts, epidemics, pandemics or other health issues, business difficulties, restructuring or supply-chain issues. If no supplier can provide the Corporation with the equipment and services that it requires or that comply with evolving Internet and telecommunications standards or that are compatible with the Corporation’s other equipment and software interfaces, its business, financial condition and results of operations could be materially adversely affected. In addition, if the Corporation is unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, its ability to offer its products and services at competitive pricing, or at all, and roll out its advanced services may be delayed, and its business, financial condition and results of operations could be materially adversely affected.

Moreover, as there is a limited number of manufacturers of mobile devices and customer premises equipment (“CPE”), there is a risk that the Corporation will not be able to maintain agreements for their existing supply on commercially reasonable terms. The rising mobile device and CPE costs as well as potential delays in delivery of mobile devices and CPE, in a price-sensitive market, could negatively impact its revenues, financial condition and results of operations, as the Corporation may not be able to pass on to customers a corresponding increase in the price of its products. Furthermore, some of its competitors benefit from higher purchasing volumes which may provide them the ability to negotiate better prices and faster deliveries from manufacturers.

In addition, the Corporation obtains proprietary content critical to its operations through licensing arrangements with content providers. Some providers may seek to increase fees or impose technological requirements to protect their proprietary content. If the

Corporation is unable to renegotiate commercially acceptable arrangements with these content providers, comply with their technological requirements or find alternative sources of equivalent content, its business, financial condition and results of operations could be materially adversely affected.

The Corporation may be adversely affected by litigation and other claims.

In the normal course of business, the Corporation is involved in various legal proceedings and other claims relating to the conduct of its business, including class actions. Although, in the opinion of its management, the outcome of current pending claims and other litigation is not expected to have a material adverse effect on its reputation, results of operations, liquidity or financial condition, a negative outcome in respect of any such claim or litigation could have a said adverse effect. Moreover, the cost of defending against lawsuits and the diversion of management’s attention could be significant. See also “Item 8. Financial Information – Legal Proceedings” in this annual report.

The Corporation’s businesses depend on not infringing the intellectual property rights of others and on using and protecting its intellectual property rights.

The Corporation relies on its intellectual property, such as copyrights, trademarks and trade secrets, as well as licenses and other agreements with its vendors and other third parties, to use various technologies, conduct its operations and sell its products and services. Legal challenges to its intellectual property rights, or the ones of third party suppliers, and claims of intellectual property infringement by third parties could require that the Corporation enters into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability, or be enjoined preliminarily or permanently from further use of the intellectual property in question or from the continuation of its businesses as currently conducted. The Corporation may need to change its business practices if any of these events occur, which may limit its ability to compete effectively and could have an adverse effect on its results of operations. In the event that the Corporation believes any such challenges or claims are without merit, they can nonetheless be time-consuming and costly to defend and divert management’s attention and resources away from its businesses. Moreover, if the Corporation is unable to obtain or continue to obtain licenses from its vendors and other third parties on reasonable terms, its businesses could be adversely affected.

Piracy and other unauthorized uses of content are made easier, and the enforcement of the Corporation’s intellectual property rights is made more challenging, by technological advances. The steps the Corporation has taken to protect its intellectual property may not prevent the misappropriation of its proprietary rights. The Corporation may not have the ability in certain jurisdictions to adequately protect intellectual property rights. Moreover, others may independently develop processes and technologies that are competitive to the Corporation’s ones. Also, the Corporation may not be able to discover or determine the extent of any unauthorized use of its proprietary rights. Unauthorized use of its intellectual property rights may increase the cost of protecting these rights or reduce its revenues. The Corporation cannot be sure that any legal actions against such infringers will be successful, even when its rights have been infringed.

The Corporation may be adversely affected by strikes, other labour protests and health risks affecting its employees.

The Corporation is not currently subject to any labour dispute. Nevertheless, it can neither predict the outcome of current or future negotiations relating to labour disputes, union representation or renewal of collective bargaining agreements, nor guarantee that it will not experience future work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations. If the Corporation’s unionized workers engage in a strike or any other form of work stoppage, the Corporation could experience a significant disruption to its operations, damage to its property and/or interruption to its services, which could adversely affect its business, assets, financial condition, results of operations and reputation. Even if the Corporation does not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect its business and results of operations. Such could be the case if current or future labour negotiations or contracts were to further restrict the Corporation’s ability to maximize the efficiency of its operations. In addition, its ability to make short-term adjustments to control compensation and benefit costs is limited by the terms of its collective bargaining agreements.

Health threats to the Corporation’s employees resulting from epidemics, pandemics or other health issues could adversely affect its business, assets, financial conditions, results of operations and reputation.

The COVID-19 pandemic has accelerated the Corporation’s adoption of a remote work policy establishing guidelines for its employees when working from home. Remote work arrangements of its employees and those of certain of its suppliers could introduce additional operating risks including, but not limited to, confidentiality risks, privacy risks, information security risks, health and safety risks and impair its ability to manage its business. This situation could also result in an increase in the number of legal proceedings and other claims related to the pursuit of its activities outside of its usual premises.

The Corporation’s defined benefit pension plans are currently underfunded and its pension funding requirements could increase significantly due to a reduction in funded status as a result of a variety of factors.

The economic cycles, employee demographics and changes in regulations could have a negative impact on the funding of the Corporation’s defined benefit pension plans and related expenditures. There is no guarantee that the expenditures and contributions required to fund these pension plans will not increase in the future and therefore negatively impact the Corporation’s operating results and financial condition. Risks related to the funding of defined benefit plans may materialize if total obligations with respect to a pension plan exceed the total value of its trust assets. Shortfalls may arise due to lower-than-expected returns on investments, changes in the assumptions used to assess the pension plan’s obligations, and actuarial losses.

The Corporation may be adversely affected by exchange rate fluctuations.

Most of the Corporation’s revenues and expenses are denominated in Canadian dollars. However, certain expenditures, such as the purchase of set-top boxes, gateways, modems, mobile devices, the payment of royalties to certain business partners or services providers, and certain capital expenditures, including certain costs related to the development and maintenance of its mobile network, are paid in U.S. dollars. Those costs are partially hedged hence a significant increase in the U.S. dollar could have an adverse effect on the Corporation’s results of operations and financial condition.

Also, a substantial portion of the Corporation’s debt is denominated in U.S. dollars, and interest, principal and premium, if any, are payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, the Corporation’s reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. The Corporation has entered into transactions to hedge the exchange rate risk with respect to its U.S. dollar-denominated debt outstanding at December 31, 2021, and it intends in the future to enter into such transactions for new U.S. dollar-denominated debt. These hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting it against exchange rate fluctuations, or the Corporation may in the future be required to provide cash and other collateral in order to secure its obligations with respect to such hedging transactions, or it may in the future be unable to enter into such transactions on favorable terms, or at all, or, pursuant to the terms of these hedging transactions, the Corporation’s counterparties thereto may owe the Corporation significant amounts of money and may be unable to honour such obligations, all of which could have an adverse effect on the Corporation’s results of operations and financial condition.

In addition, certain cross-currency swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The fair value of the derivative financial instruments the Corporation is party to is estimated using period-end market rates and reflects the amount the Corporation would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2021, the net aggregate fair value of the Corporation’s cross-currency swaps and foreign-exchange forward contracts was in a net asset position of $117.2 million on a consolidated basis (assets of $140.5 million and liabilities of $23.3 million). These swaps and forward contracts were entered into with large Canadian and foreign financial institutions. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

Some of the Corporation’s suppliers source their products out of the U.S., therefore, although the Corporation pays those suppliers in Canadian dollars, the prices it pays for such commodities or products may be affected by fluctuations in the exchange rate. The Corporation may in the future enter into transactions to hedge its exposure to the exchange rate risk related to the prices of some of those commodities or products. However, fluctuations to the exchange rate for the Corporation’s purchases that are not hedged could affect the prices the Corporation pays for such purchases and could have an adverse effect on its results of operations and financial condition.

The volatility and disruptions in the capital and credit markets could adversely affect the Corporation’s business, including the cost of new capital, its ability to refinance its scheduled debt maturities and meet its other obligations as they become due.

The capital and credit markets have experienced significant volatility and disruption in the past, resulting in periods of upward pressure on the cost of new debt capital and severe restrictions in credit availability for many companies. In such periods, the disruptions and volatility in the capital and credit markets have also resulted in higher interest rates or greater credit spreads on the issuance of debt securities and increased costs under credit facilities. Disruptions and volatility in the capital and credit markets could increase the Corporation’s interest expense, thereby adversely affecting its results of operations and financial position.

The Corporation’s access to funds under its existing credit facilities is dependent on the ability of the financial institutions that are parties to those facilities to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity, or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under the Corporation’s credit facilities are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.

Some of the Corporation’s debt has a variable rate of interest linked to various interest rate benchmarks, such as the London Inter-Bank Offered Rate (“LIBOR”) or the Canadian Dollar Offered Rate (“CDOR”). Certain interest rates benchmarks such as LIBOR and CDOR are being discontinued and replaced with alternative interest rate benchmark rates which meet new regulatory and market requirements. The consequence of this development cannot be entirely predicted, but could include an increase in the cost of the Corporation’s variable rate indebtedness.

Extended periods of volatility and disruptions in the capital and credit markets as a result of uncertainty, pandemics, epidemics and other health issues, ongoing changes in or increased regulation of financial institutions, reduced financing alternatives or failures of significant financial institutions could adversely affect the Corporation’s access to the liquidity and affordability of funding needed for its businesses in the longer term. Such disruptions could require the Corporation to take measures to maintain a cash balance until markets stabilize or until alternative credit arrangements or other funding for its business needs can be arranged. Market disruptions and broader economic challenges may lead to lower demand for certain of its products, a declining level of retail and commercial activity and increased incidences of customer inability to pay or timely pay for the services or products that the Corporation provides. Events such as these could adversely impact the Corporation’s results of operations, cash flows, financial condition and prospects.

The Corporation may have to record, in the future, asset impairment charges, which could be material and could adversely affect its future reported results of operations and equity.

The Corporation has recorded in the past asset impairment charges which, in some cases, have been material. Subject to the realization of various factors, including, but not limited to, weak economic or market conditions, it may be required to record in the future, in accordance with IFRS accounting valuation principles, additional non-cash impairment charges if the carrying value of an asset in the Corporation’s financial statements is in excess of its recoverable value. Any such asset impairment charge could be material and may adversely affect its future reported results of operations and equity, although such charges would not affect its cash flow.

The Corporation undertakes acquisitions, dispositions, business combinations, or joint ventures from time to time which may involve significant risks and uncertainties.

From time to time, the Corporation engages in discussions and activities with respect to possible acquisitions, dispositions, business combinations, or joint ventures intended to complement or expand its business, some of which may be significant transactions for the Corporation and involve significant risks and uncertainties. The Corporation may not realize the anticipated benefit from any of the transactions it pursues, and may have difficulty incorporating or integrating any acquired business. Regardless of whether the Corporation consummates any such transaction, the negotiation of a potential transaction (including associated litigation), as well as the integration of any acquired business, could require the Corporation to incur significant costs and cause diversion of management’s time and resources and disrupt its business operations. It could face several challenges in the consolidation and integration of information technology, accounting systems, personnel and operations.

If the Corporation determines to sell individual properties or other assets or businesses, it will benefit from the net proceeds realized from such sales. However, its results of operations may suffer in the long term due to the disposition of a revenue-generating asset, the timing of such dispositions may be poor, causing it to fail to realize the full value of the disposed asset or the terms of such dispositions may be overly restrictive to the Corporation or may result in unfavorable post-closing price adjustments if some conditions are not met, all of which may diminish the Corporation’s ability to repay its indebtedness at maturity.

Any of the foregoing could have a material adverse effect on the Corporation’s business, financial condition, operating results, liquidity, and prospects.

The competition for retail locations and the consolidation of independent retailers may adversely affect the customer reach of the Corporation’s telecommunications business’ sale network.

The competition to offer products in the best available commercial retail spaces is fierce in the telecommunications business. Some of the Corporation’s telecommunications business’ competitors have pursued a strategy of selling their products through independent retailers, in major retail chains and convenience stores, via telemarketing campaigns and via home delivery to extend their presence on the market and some of the Corporation’s competitors have also acquired certain independent retailers and created new distribution networks. This could result in limiting the customer reach of its retail network and places the Corporation at a competitive disadvantage, which could have an adverse effect on its business, prospects, results of operations and financial condition.

The rising adoption of web-based and application-based channels may adversely affect the customer reach of the Corporation’s telecommunications business’ sales network.

To better meet the changing habits and expectations of consumers and businesses, the Corporation’s telecommunications business’ competitors are rapidly developing digital platforms, which allow them to sell and distribute their products on web-based or application-based channels and to shift customer interaction to digital platforms driving more self-help, self-install and self-service. If the Corporation does not succeed in implementing and pursuing its own digital strategy and fails to evolve its customer experience in line with customers’ demands, this could place the Corporation at a competitive disadvantage, which could have an adverse effect on its business, prospects, results of operations and financial condition.

Risks Relating to Regulation

The Corporation is subject to extensive government regulation and policy-making. Changes in government regulation or policies could adversely affect its business, prospects, results of operations and financial condition.

Its operations are subject to extensive government regulation and policy-making in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. The Corporation’s broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act and the Telecommunications Act and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the federal cabinet. Its wireless and wireline operations are also subject to technical requirements, license conditions and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”), which is administered by ISED.

Changes to the laws, regulations and policies governing the Corporation’s operations, the introduction of new laws, regulations, policies or terms of license, the issuance of new licenses, including additional spectrum licenses to its competitors or changes in the treatment of the tax deductibility of advertising expenditures could have an impact on its customer buying practices and/or a material adverse effect on its business (including how the Corporation provides products and services), prospects, results of operations and financial condition. In addition, the Corporation may incur increased costs in order to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

The CRTC launched a comprehensive review of the wireless market. The Canadian Government had requested that the CRTC consider competition, affordability, consumer interests and innovation in its decisions. In a recent decision, the CRTC ordered the national incumbent wireless carriers to provide MVNO access services to regional wireless carriers for a period of seven years. This decision stands to have significant impact on the Corporation’s competitive environment, as the Corporation could see the emergence of new MVNO competitors. The Corporation may not be able to compete successfully in the future against existing and such potential new competitors. This material increase in competition in the Corporation’s mobile telephony business could have a material adverse effect on its business, prospects, revenues, financial condition, and results of operations.

In addition, laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts in Canada, the United States and other jurisdictions may impose limits on the Corporation’s collection and use of certain kinds of information. Furthermore, the CRTC and ISED have the power to impose monetary sanctions for failure to comply with current regulations. For a more extensive description of the regulatory environment affecting its business, see “Item 4. Information on the Corporation – Regulation”.

The Corporation is required to provide TPIA providers with access to its cable network, which may result in increased competition.

The largest cable operators in Canada, including the Corporation, have been required by the CRTC to provide TPIA providers with access to their networks at mandated cost-based rates. Numerous TPIA providers are interconnected to the Corporation’s cable network and are thereby providing retail Internet access services as well as, in some cases, retail VoIP and IP-based television distribution services.

Since 2015, the CRTC has reemphasized in a series of decisions the importance it gives to mandated wholesale access arrangements as a driver of competition in the retail Internet access market. Among other things, the CRTC has ordered all of the major telephone and cable companies, including Videotron, to provide new disaggregated wholesale access services, which are to replace existing aggregated wholesale access services after a transition period. These new disaggregated services will include mandated access to high-speed services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. Implementation of these new wholesale services could permit Internet resellers to enhance their service offerings in the retail market, thereby affecting the Corporation’s competitive position as well its ability to recover its cost of providing underlying network services.

ISED may not renew the Corporation’s mobile spectrum licenses on acceptable terms, or at all.

The Corporation’s AWS-1 licenses were renewed in December 2018 for a 20-year term. The Corporation’s other spectrum licenses, including in the AWS-3, 700 MHz, 2500 MHz, 600 MHz and 3500 MHz bands, are issued for 20-year terms from their respective dates of issuance. At the end of these terms, the Corporation expects that new licenses will be issued for subsequent terms through a renewal process, unless a breach of license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The process for issuing or renewing licenses, including the terms and conditions of the new licenses and whether license fees should apply for a subsequent license term, are expected to be determined by ISED. If, at the end of their respective term, the Corporation’s licenses are not renewed on acceptable terms, or at all, its ability to continue to offer its wireless services, or to offer new services, may be negatively impacted, or its cost structure could materially increase, and, consequently, it could have a material adverse effect on its business, prospects, results of operations and financial condition.

The Corporation may be adversely affected if it does not qualify for government programs.

The Corporation takes advantage of several government programs designed to support major investment projects and the deployment of high-speed Internet services in various regions of Québec. There can be no assurance that the government programs which the Corporation may access in Canada will continue to be available in the future or will not be reduced, amended, or eliminated. Any changes in the policies or rules of application in Canada or in any of the provinces in connection with these government programs, or in the interpretation of these programs, could, amongst other things, increase the cost of investment projects affected by these programs or the Corporation’s decision to initiate certain investment projects, including incur capital expenditures for the extension of its wireline and mobile networks, and which could have a material adverse effect on the Corporation’s business, results of operations and financial condition.

The Corporation is subject to a variety of environmental laws and regulations and may be adversely impacted by climate change.

The Corporation is subject to a variety of environmental laws and regulations. Some of its facilities are subject to federal, provincial, state and municipal laws and regulations concerning, for example, emissions to the air, water and sewer discharge, the handling and disposal of hazardous materials and waste, including electronic waste, recycling, soil remediation of contaminated sites, or otherwise relating to the protection of the environment. In addition, laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern the Corporation’s operations. Failure to comply with present or future laws or regulations could result in substantial liability for the Corporation.

Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. For instance, most Canadian provinces have implemented Extended Producer Responsibility (EPR) regulations in order to encourage sustainability practices such as the “Ecological recovery and reclamation of electronic products”, which sets certain recovery targets and which may require the Corporation to monitor and adjust its practices in the future. Evolving public expectations with respect to the environment and increasingly stringent laws and regulations could result in increased costs of compliance, and failure to recognize and adequately respond to them could result in fines, regulatory scrutiny, or have a significant effect on the Corporation’s reputation and brands.

The Corporation’s properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect the Corporation’s properties and require further study or remedial measures. The Corporation cannot provide assurance that all environmental liabilities have been determined, that any prior owner of its properties did not create a material environmental condition not known to the Corporation, that a material environmental condition does not otherwise exist on any of its properties, or that expenditure will not be required to deal with known or unknown contamination.

The Corporation owns, certain properties located on partially remediated former landfills. The operation and ownership of these properties carry inherent risks of environmental and health and safety liabilities, including for personal injuries, property damage, release of hazardous materials, remediation and clean-up costs and other environmental damages. The Corporation may, from time to time, be involved in administrative and judicial proceedings relating to such matters, which could have a material adverse effect on its business, financial condition and results of operations.

Finally, the effects of global climate change are increasing the severity and frequency of extreme weather-related events, and will potentially result in increased operational and capital costs. Some of the more significant climate-related risks that were identified include potential increased operational costs to maintain network operations during extreme weather events, and potential increased capital costs as a result of damage to facilities and/or equipment, and disruption of operations.

Concerns about alleged health risks relating to radiofrequency emissions may adversely affect the Corporation’s business.

All the Corporation’s cell sites comply with applicable laws and the Corporation relies on its suppliers to ensure that the network equipment and customer equipment supplied to it meets all applicable regulatory and safety requirements. Nevertheless, some studies have alleged links between radiofrequency emissions from certain wireless devices and cell sites and various health problems, or possible interference with electronic medical devices, including hearing aids and pacemakers. There is no definitive evidence of harmful effects from exposure to radiofrequency emissions when the limits imposed by applicable laws and regulations are complied with. Additional studies of radiofrequency emissions are ongoing and there is no certainty as to the results of any such future studies.

The current concerns over radiofrequency emissions or perceived health risks of exposure to radiofrequency emissions could lead to additional governmental regulation, diminished use of wireless services, including Videotron’s, or product liability lawsuits that might arise or have arisen. Any of these could have a material adverse effect on the Corporation’s business, prospects, revenues, financial condition and results of operations.

Risks Relating to the Corporation’s Senior Notes and its Capital Structure

The Corporation’s indebtedness and significant interest payment requirements could adversely affect its financial condition and therefore make it more difficult for the Corporation to fulfill its obligations, including its obligations under its Senior Notes.

The Corporation currently has a substantial amount of debt and significant interest payment requirements. As at December 31, 2021, it had $5.41 billion of consolidated long-term debt (long-term debt plus bank indebtedness) excluding Quebecor Media subordinated loans. The Corporation’s indebtedness could have significant consequences, including the following:

•	increase its vulnerability to general adverse economic and industry conditions;
•

require it to dedicate a substantial portion of its cash flow from operations to making interest and principal payments on its indebtedness, reducing the availability of its cash flow to fund capital expenditures, working capital and other general corporate purposes;

•	limit its flexibility in planning for, or reacting to, changes in its businesses and the industries in which it operates;
•	place it at a competitive disadvantage compared to its competitors that have less debt or greater financial resources; and
•	limit, along with the financial and other restrictive covenants in its indebtedness, its ability to, among other things, borrow additional funds on commercially reasonable terms, if at all.

Although the Corporation has significant indebtedness, as at December 31, 2021, it had approximately $1.21 billion available for additional borrowings under its existing credit facilities on a consolidated basis, and the indentures governing its outstanding Senior Notes would permit it to incur substantial additional indebtedness in the future. If the Corporation or its subsidiaries incur additional debt, the risks the Corporation now faces as a result of its leverage could intensify. For more information regarding its long-term debt and its maturities, refer to Note 16 to its audited consolidated financial statements for the year ended December 31, 2021, included under “Item 18. Financial Statements” of this annual report. See also the risk factor “— Restrictive covenants in the Corporation’s outstanding debt instruments may reduce its operating and financial flexibility, which may prevent the Corporation from capitalizing on certain business opportunities.”

Restrictive covenants in the Corporation’s outstanding debt instruments may reduce its operating and financial flexibility, which may prevent the Corporation from capitalizing on certain business opportunities.

The Corporation’s credit facilities and the respective indentures governing its Senior Notes contain a number of operating and financial covenants restricting its ability to, among other things:

•	borrow money or sell preferred stock;
•	create liens;
•	pay dividends on or redeem or repurchase its stock;
•	make certain types of investments;
•	restrict dividends or other payments from certain of its subsidiaries;
•	enter into transactions with affiliates;
•	issue guarantees of debt; and
•	sell assets or merge with other companies.

If the Corporation is unable to comply with these covenants and is unable to obtain waivers from its creditors, it would be unable to make additional borrowings under its credit facilities, its indebtedness under these agreements would be in default and that could, if not cured or waived, result in an acceleration of such indebtedness and cause cross-defaults under its other debt, including its Senior Notes. If the Corporation’s indebtedness is accelerated, the Corporation may not be able to repay its indebtedness or borrow sufficient funds to refinance it, and any such prepayment or refinancing could adversely affect its financial condition. In addition, if the Corporation incurs additional debt in the future or refinances existing debt, it may be subject to additional covenants, which may be more restrictive than those to which it is currently subject. Even if it is able to comply with all applicable covenants, the restrictions on its ability to manage its business in its sole discretion could adversely affect its business by, among other things, limiting its ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that it believes would be beneficial to the Corporation.

The Corporation may be required from time to time to refinance certain of its indebtedness. Its inability to do so on favorable terms, or at all, could have a material adverse effect on the Corporation.

The Corporation may be required from time to time to refinance certain of its existing debt at or prior to maturity. Its ability and its subsidiaries’ ability to obtain additional financing to repay such existing debt at maturity will depend upon a number of factors, including prevailing market conditions, credit availability and its operating performance. There can be no assurance that any such financing will be available to the Corporation on favorable terms or at all. See also the risk factor “— The volatility and disruptions in the capital and credit markets could adversely affect the Corporation’s business, including the cost of new capital, its ability to refinance its scheduled debt maturities and meet its other obligations as they become due.”

There is no public market for the Corporation’s Senior Notes.

There is currently no established trading market for the Corporation’s issued and outstanding Senior Notes and the Corporation does not intend to apply for listing of any of its Senior Notes on any securities exchange or to arrange for any quotation on any automated dealer quotation systems. No assurance can be given as to the prices or liquidity of, or trading markets for, any series of its Senior Notes. The liquidity of any market for the Corporation’s Senior Notes will depend upon the number of holders of its Senior Notes, the interest of securities dealers in making a market in its Senior Notes, applicable regulations, prevailing interest rates, the market for similar securities and other factors, including general economic conditions, the Corporation’s financial condition and performance and its prospects. The absence of an active market for its Senior Notes could adversely affect their market price and liquidity.

In addition, the market for non-investment grade debt has historically been subject to disruptions that have caused volatility in prices of securities. It is possible that the market for the Corporation’s Senior Notes will be subject to such disruptions. Any such disruptions may have a negative effect on a holder’s ability to sell the Corporation’s Senior Notes, regardless of its prospects and financial performance.

The Corporation may not be able to finance an offer to purchase its Senior Notes in the event of a change of control as required by the respective indentures governing its Senior Notes because it may not have sufficient funds at the time of the change of control or its credit facilities may not allow the repurchases.

If the Corporation experiences a change of control, as that term is defined in the respective indentures governing its Senior Notes, it may be required to make an offer to repurchase all of its Senior Notes prior to maturity. The Corporation can provide no assurance that it will have sufficient funds or be able to arrange for additional financing to repurchase its Senior Notes following such change of control. There is no sinking fund with respect to its outstanding Senior Notes.

In addition, a change of control would be an event of default under the Corporation’s credit facilities. Any future credit agreement or other agreements relating to its indebtedness to which it becomes a party may contain similar provisions. The Corporation’s failure to repurchase its Senior Notes if required upon a change of control would, pursuant to the terms of the respective indentures governing its outstanding Senior Notes, constitute an event of default under such indentures. Any such default could, in turn, constitute an event of default under any existing or future indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, the Corporation may not have sufficient funds to repurchase its Senior Notes and repay the debt.

Canadian bankruptcy and insolvency laws may impair the trustees’ ability to enforce remedies under the indentures governing the Corporation’s Senior Notes or the Senior Notes themselves.

The rights of the trustees, who represent the holders of the Corporation’s Senior Notes, to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to the Corporation. For example, both the Bankruptcy and Insolvency Act (Canada) (the “BIA”) and the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place. In addition, it may be possible in certain circumstances to restructure certain debt obligations under the corporate governing statute applicable to the debtor.

The powers of the court under the BIA, and particularly under the CCAA, have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, the Corporation cannot predict whether payments under its outstanding Senior Notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustees could exercise their respective rights under the respective indentures governing each series of its Senior Notes or whether and to what extent holders of its Senior Notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the respective trustees.

The Corporation’s Senior Notes are subject to restrictions on transfer or resale.

The Corporation’s Senior Notes have not been registered under the Securities Act and have not been qualified by prospectus in Canada or other jurisdictions outside the United-States. Consequently, the Senior Notes may be transferred or resold only in a transaction registered under, or exempt from, the Securities Act and applicable state securities laws. The Corporation is not, and does not intend to register the resale of the securities or conduct a registered exchange offer in respect of the securities under the Securities Act. Also, the notes may not be sold, directly or indirectly, in Canada except in accordance with applicable securities laws of the provinces and territories of Canada.  The Corporation is not, and does not currently intend to become, a reporting issuer in Canada. As a result, the Senior Notes are subject to restrictions on transfer and are not, and will not become, freely tradable in Canada. In addition, non-U.S. holders remain subject to restrictions imposed by the jurisdiction in which the holder is resident.

U.S. investors in the Corporation’s Senior Notes may have difficulties enforcing civil liabilities.

The Corporation is incorporated under the laws of the Province of Québec. Substantially all of its directors, controlling persons and officers are residents of Canada or other jurisdictions outside the United States, and all or a substantial portion of their assets and substantially all of the Corporation’s assets are located outside the United States. The Corporation has agreed, in accordance with the terms of the respective indentures governing each series of its Senior Notes (other than its Canadian-dollar denominated Senior Notes), to accept service of process in any suit, action or proceeding with respect to the indentures or such Senior Notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may be difficult for holders of the Corporation’s Senior Notes to effect service of process within the United States upon directors, controlling persons, officers and experts who are not residents of the United States or to enforce against the Corporation or them in the United States upon judgments of courts of the United States predicated upon civil liability under United States federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon United States federal or state securities laws against the Corporation or against its directors, controlling persons, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States.

Although the Corporation’s Senior Notes are referred to as “senior notes,” they are effectively subordinated to its secured indebtedness and structurally subordinated to the liabilities of its subsidiaries that do not guarantee the Senior Notes.

The Corporation’s Senior Notes are unsecured and, therefore, are effectively subordinated to any secured indebtedness that the Corporation may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving the Corporation, the assets that serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the Senior Notes. The Senior Notes are effectively subordinated to any borrowings under its secured credit facilities to the extent of the value of the assets securing such secured credit facilities and structurally subordinated to the liabilities of its existing and future subsidiaries that do not guarantee the Senior Notes. In addition, the Corporation’s credit facilities and the respective indentures governing its Senior Notes permit the Corporation to incur additional secured indebtedness in the future, which could be significant.

The Corporation is controlled by Quebecor Media and its interests may differ from those of holders of the Senior Notes.

All of the Corporation’s issued and outstanding common shares are held by Quebecor Media. As a result, Quebecor Media controls the Corporation’s policies and operations. The interests of Quebecor Media, as the Corporation’s sole common shareholder, may conflict with the interests of the holders of its outstanding Senior Notes. In addition, actions taken by Quebecor Media, as well as its financial condition, matters over which the Corporation has no control, may affect the Corporation.

Also, Quebecor Media is a holding company with no significant assets other than its equity interests in its subsidiaries. Its principal source of cash needed to pay its own obligations is the cash that the Corporation and other subsidiaries generate from operations and borrowings. The Corporation has the ability to pay significant distributions under the terms of its indebtedness and applicable law and currently expect to make distributions to its shareholder in the future, subject to the terms of its indebtedness and applicable law. See “Item 8. Financial Information — Dividend Policy” elsewhere in this annual report.

ITEM 4 – INFORMATION ON THE CORPORATION

A-	History and Development of the Corporation

The Corporation’s legal and commercial name is Videotron Ltd. It was founded on September 1, 1989 and is governed by the Business Corporations Act (Québec). On October 23, 2000, Videotron was acquired by Quebecor Media.

The Corporation’s registered office is located at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, and its telephone number is (514) 281-1232. Its corporate website may be accessed through the URL http://www.videotron.com. The information found on its corporate website or on any other website to which it is made reference in this annual report does not, however, form part of this annual report and is not incorporated by reference herein. Videotron’s agent for service of process in the United States with respect to its Senior Notes (other than its Canadian-dollar denominated Senior Notes due 2025, 2026, 2030 and 2031) is CT Corporation System, 28 Liberty Street, New York, New York 10005.

Since December 31, 2018, Videotron has undertaken and/or completed several business acquisitions, combinations, divestitures and business development projects and financing transactions, including, among others, the following:

●	On August 17, 2021, Videotron launched Vrai, a new Québec subscription platform that will meet the strong demand for unscripted lifestyle, documentary and entertainment content. In its first year, Vrai offered thousands of hours of all-French, on-demand content, including more than a hundred new original Québec productions.
●	On July 29, 2021 Videotron acquired 294 blocks of spectrum in the 3500 MHz band across the country for an investment of nearly $830 million. More than half of the investment is concentrated in four Canadian provinces outside Québec: southern and eastern Ontario, Manitoba, Alberta and British Columbia.
●	On July 6, 2021, Videotron completed the early redemption of the entirety of its 5% Senior Notes due July 15, 2022, in aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount, in accordance with a notice issued on June 3, 2021. The related hedges in an asset position were also unwound.
●	On June 17, 2021, Videotron issued $750.0 million aggregate principal amount of Senior Notes bearing interest at 3⅝% and maturing on June 15, 2028, for net proceeds of $743.2 million, net of financing costs of $6.8 million. Videotron also issued US$500.0 million aggregate principal amount of Senior Notes bearing interest at 3⅝% and maturing on June 15, 2029, for net proceeds of $599.6 million, net of financing costs of $5.8 million.
●	On May 12, 2021, Videotron announced the roll-out of its 5G network in Québec City, following the successful launch in Montréal in December 2020.
●	On April 1, 2021, Videotron announced the acquisition of Cablovision Warwick Inc. (“Cablovision Warwick”) and its network, which has been serving the municipalities of Warwick, Kingsey Falls and Saint-Félix-de-Kingsey in the

Centre-du-Québec region for more than four decades. Cablovision Warwick’s customers will therefore have access to Videotron’s network and its line of products and services.
●	On March 22, 2021, Videotron and the Government of Québec signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in remote regions. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258 million, which will be fully invested in Videotron’s network extension.
●	On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of 3⅛% Senior Notes maturing on January 15, 2031, for net proceeds of $644.0 million, net of financing fees of $6.0 million.
●	From March 13, 2020, through June 30, 2020, and from December 20, 2020 through January 3, 2021, Videotron suspended data caps on all of its customers’ residential and business Internet plans to support the implementation of effective teleworking arrangements at Québec businesses and enable customers to stay connected with loved ones during the COVID-19 pandemic. From March 13, 2020, to June 30, 2020, Videotron also cancelled roaming charges outside Canada and the Daily Traveller Pass fee.
●	On December 13, 2019, Videotron announced that Samsung Electronics Co. Ltd. (“Samsung”) had been chosen as its partner for the roll-out of LTE-A and 5G radio access technology in Québec and in the Ottawa area.
●	On October 8, 2019, Videotron issued $800.0 million aggregate principal amount of 4½% Senior Notes maturing on January 15, 2030, for net proceeds of $790.7 million, net of financing fees of $9.3 million. Videotron used the proceeds mainly to pay down a portion of the amount due under its secured revolving credit facility.
●	On August 27, 2019, Videotron launched Helix, the new technology platform that is revolutionizing entertainment and home management with voice remote, ultra-intelligent Wi-Fi, and support for home automation, all tailored to customer needs and preferences.
●	On April 10, 2019, Videotron purchased ten blocks of low-frequency spectrum in the 600 MHz band during ISED’s commercial mobile spectrum auction. The licenses, which cover Eastern, Southern and Northern Québec as well as the Outaouais and Eastern Ontario areas, were acquired for $255.8 million.
●	On January 24, 2019, Videotron sold to Quebecor Media its 4Degrees Colocation Inc. data centre operations, which were ultimately sold to a third party on January 24, 2019, for an amount of $261.6 million fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by Videotron. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $115.7 million was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. In the year ended December 31, 2020, a net gain of $34.8 million (without any tax consequence) was recorded as certain adjusting closing conditions were achieved. The results of operations and cash flows of this business were reclassified as discontinued operations in the consolidated statements of income and cash flows. These discontinued operations were transferred to Quebecor Media in exchange of a promissory note receivable for an amount of $260.7 million from which $100.7 million was reimbursed subsequently.

B-        Business Overview

Overview

Videotron is a leading cable operator in Canada and the largest in the Province of Québec based on the number of wireline revenue generating units (“RGUs”), as well as a leading provider of mobile telephony and OTT video services in the Province of Québec. Its cable network is the largest broadband network in the Province of Québec covering approximately 81% of the Province of Québec’s estimated 3.8 million premises. The deployment of its LTE-A and 5G wireless networks and its enhanced offering of mobile communication services for residential and business customers will allow Videotron to further consolidate its position as a provider of integrated telecommunication services as well as an entertainment and content leader. Its products and services are supported by the latest coaxial, fibre-optic and wireless technologies. Through roaming agreements with hundreds of domestic and international network operators, Videotron’s customers benefit from extensive coverage in Canada and throughout the world.

Competitive Strengths

Leading Market Positions

Videotron is a leading cable operator in Canada and the largest in the Province of Québec, in each case based on the number of wireline RGUs. Videotron believes that its strong market position has enabled it to launch and deploy new products and services more effectively. For example, since the introduction of its Internet access service, Videotron estimates that it has become the largest provider of such service in the geographic areas it serves. In the mobile telephony segment, Videotron estimates that it holds, as of December 31, 2021, a 22% market share in the geographic areas it serves, while it captured more than 32% gross additions in the fourth quarter of 2021, the largest market share in terms of gross additions. Videotron’s extensive proprietary and third-party retail distribution network of stores and points of sale, including its Videotron-branded stores and kiosks, as well as its Videotron authorized dealers, assist Videotron in marketing and distributing its advanced telecommunication services, such as Internet access, television and mobile telephony, on a large-scale basis. Videotron is also a leading telecommunication service provider in the Province of Québec business telecommunication segment.

Differentiated Bundled Services and New Products

Through its technologically advanced wireline and wireless network, Videotron offers a differentiated, bundled suite of entertainment, information and communication services, products and content, including IPTV, digital television, Internet access, VOD, OTT and other interactive television services, as well as residential and commercial wireline telephony services using VoIP technology, and mobile telephony services. In addition, Videotron delivers high-quality services and products, including, for example, its high-speed Internet access service which enables its customers to download data at a speed higher than currently offered by standard DSL technology. Videotron believes that the consumers attribute value to the convenience of dealing with a single telecommunication service provider and also appreciate the cost savings of having their services bundled, as Videotron offers discounts to customers that subscribe to more than one of its services. As of December 31, 2021, 71% of Videotron-branded residential customers subscribed for two or more services. Videotron also offers a rich and varied selection of on-demand French-language content (movies, television shows, children’s shows, teen series, documentaries, comedy performances and concerts) through its subscription-based OTT entertainment service, Club illico. Videotron produces an array of proprietary content for which Club illico holds first-window rights for its customers, prior to linear broadcast. Club illico boasts over 674 million viewings since its launch in 2013, making it a key player in the Québec on-demand video entertainment landscape.

Videotron continuously pursues the evolution of its suite of platforms, solutions and content, such as the following in recent years:

●	in August 2021, Videotron launched Vrai, a new Québec subscription platform that addresses the strong demand for unscripted lifestyle, documentary and entertainment content. Vrai offers thousands of hours of all-French, on-demand content, including lifestyle, comedy, reality, food, travel documentary and social issue programming commissioned by Quebecor Media as well as a growing catalogue of first-run exclusive original Québec productions;
●	in August 2019, Videotron unveiled Helix, an IPTV and cloud-enabled video platform based on Comcast’s Xfinity X1 platform, which provides customers with integrated search functionalities, including the use of a voice-activated remote control, personalized recommendations and access to, and integration of content from, certain third-party Internet applications. Videotron has also launched two mobile applications for its Helix customers: (i) the Helix Fi app, which lets customers control their home Wi-Fi network, set time restrictions for children’s Internet use, quickly and easily disconnect a device from the network and control household smart devices; and (ii) the Helix app, which lets users control their cloud DVR remotely, watch live television as well as a large quantity of on demand content anytime, anywhere. Cloud DVR technology allows video customers to record programming via their set-top boxes using cloud-based servers and view those recordings on mobile devices via the Helix; and

●	in September 2018, Videotron launched Fizz, a mobile and Internet brand that delivers mobile and Internet services featuring advantageous pricing, as well as a fully digital experience focused on simplicity, autonomy and sharing, thus enhancing traditional mobile and Internet services. Fizz has been developed to be responsive to evolving trends in technology and distribution and with a view to growing Quebecor Media’s market share and appeal with Generation Z and millennials.

Advanced Broadband Network

Videotron is able to leverage its advanced broadband network, to offer a wide range of advanced services, such as IPTV, digital television, OTT television services, Internet access and wireline telephony services. Videotron is committed to maintaining and upgrading its network capacity and, to that end, Videotron currently anticipates that ongoing capital expenditures will continue to be required to accommodate the evolution of its products and services and to meet the demand for increased capacity.

Focused and Highly Reliable Network Cluster

Videotron’s single hybrid fibre coaxial clustered network covers approximately 81% of the Province of Québec’s total addressable market and nine of the province’s top ten urban areas. Videotron’s shared LTE network reaches 94% of the population of the Province of Québec and the Greater Ottawa area. Videotron believes that its single cluster network architecture provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services such as Helix, Club illico, Fizz and Vrai, and a lower cost structure through reduced maintenance and technical support costs.

Strong, Market-Focused Management Team

Videotron has a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications and technology. Under the leadership of its senior management team, Videotron has, among other things, improved penetration of its Internet access service, its subscription-based OTT entertainment services and its mobile telephony services, including through the successful build-out and launch of its mobile telephony network and upgrade to LTE-A and 5G technologies.

Videotron’s Strategy

Videotron’s objective is to increase its revenues and profitability by leveraging its strong market position and advanced broadband and mobile networks. Videotron attributes its strong historical results and positive outlook for growth and profitability to an ability to develop and execute forward-looking business strategies. The key elements of its strategy include:

●	Build on its position as a telecommunications leader with its mobile telephony network. Videotron provides an offering of advanced mobile telecommunications services to consumers and small-, medium- and large-sized businesses that are based on effective, reliable technology, diverse and relevant content and unambiguous business policies. The deployment of its LTE-A and 5G networks is the cornerstone of a corporate business strategy geared toward harnessing all of its creative resources and providing consumers with access to technology, services and information. Greater customer adoption of 5G and Internet of Things (“IoT”) services and applications that are enabled by 5G networks should contribute to the growing demand for mobile services. In the consumer market, IoT represents a growth area for the industry as wireless connectivity on everyday devices, from home automation to wearables, becomes ubiquitous. In addition, other IoT growth opportunities are expected to develop in smart manufacturing, telemedicine/telesurgery, remote monitoring, connected vehicles, asset tracking and urban city optimization (smart cities). For the twelve-month period ended December 31, 2021, mobile services and equipment revenues represented 26.5% of Videotron’s total operating revenues. Following its acquisition of 294 blocks of spectrum in the 3500 MHz band across the country, the Corporation is exploring opportunities to geographically expand its offering of wireless services outside of Québec.
●	Introduce new and enhanced products and services. Videotron expects a significant portion of its revenue growth to be driven by the introduction of new products and services (including Fizz and Helix) and by the continuing penetration of products and services such as wireline services, mobile services, business telecommunications services and OTT video services. Videotron believes that the continued penetration rate of these products and services will result in increased ABPU, and Videotron is focusing sales and marketing efforts on the bundling of these value-added products and services. In addition, Videotron’s strategy in the coming years is to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as LTE-A and 5G are being commercialized. Videotron’s long-term marketing objective is to increase its cash flow through deeper market penetration of its services, development of new services and revenue and operating margin growth per customer. Videotron’s goal is for its customers to consider its wireline and mobile connections to be the best distribution channels for a multitude of services.
●	Leverage geographic clustering. Videotron holds cable licenses that cover approximately 81% of the Province of Québec’s estimated 3.8 million premises while its shared LTE network reaches 94% of the population of the Province of Québec and the Greater Ottawa Area. Geographic clustering facilitates bundled service offerings and, in addition, allow Videotron to tailor its offerings to certain demographic markets. Videotron aims to leverage the highly clustered nature of its systems to enable it to use marketing dollars more efficiently and to enhance customer awareness, increase use of products and services and build brand loyalty. To further achieve economies of scale, Videotron intends to continue extending its footprint to adjacent geographies within the Province of Québec. For instance, on March 22, 2021, Videotron and the Government of Québec signed agreements whereby Videotron will extend its high-speed Internet network to connect approximately 37,000 households outside Québec’s urban centres, with the government committing to provide financial assistance in the amount of approximately $258 million, which Videotron will fully invest in network extension. Furthermore, Videotron announced in 2021 the acquisition of Télédistribution Amos inc. and Cablovision Warwick inc. and their networks, allowing it to increase its reach in the Abitibi-Témiscamingue and Centre-du-Québec regions of the Province of Québec.
●	Maximize customer satisfaction and build customer loyalty. Videotron believes that maintaining a high level of customer satisfaction is critical to future growth and profitability. An important factor in its historical growth and profitability has been its ability to attract and satisfy customers with high quality products and services. In support of its commitment to customer satisfaction, Videotron continues to provide a 24-hour technical support hotline seven days a week. All of its customer service representatives and technical support staff are trained to assist customers with all of its products and services, which in turn allows its customers to be served more efficiently and seamlessly. Videotron’s customer care representatives continue to receive extensive training to perfect their product knowledge and skills, which contributes to retention of customers and higher levels of customer service. As consumers increasingly turn to digital channels, Videotron also offers online and app-based options to enable them to autonomously manage all phases of the customer journey from sales to installation to ongoing support. Shifting customer interaction to digital channels through more self-help, self-install and self-service reduces the volume of field service trips, and calls to customer service and technical support call centers. Videotron utilizes surveys, focus groups and other research tools to assist us in its marketing efforts and anticipate customer needs. To increase customer loyalty, Videotron also leverages strategic partnerships with third parties and other members of the Quebecor Media group of companies to offer exclusive promotions, privileges and contests which contribute in expanding its value proposition to its customers and differentiating its offering.
●	Manage investments through success-driven capital spending, technology improvements and operational leverage. Videotron supports the growth in its customer base and bandwidth requirements through strategic success-driven modernization of its networks and increases in network capacity and redundancy. Videotron’s network design provides high capacity and superior signal quality that will enable it to provide to its customers new advanced products and services in addition to those Videotron currently offers. Videotron believes that the demand for bandwidth-intensive services will continue to increase significantly in the coming years. Videotron’s strategy is to maintain a leadership position in the suite of products and services it offers, launch new products and services, make the necessary investments in its networks, implement new technologies as they become available and further reap benefits related to the highly clustered nature of its networks through network extension to adjacent geographies within the Province of Québec. In addition, Videotron continuously seeks to optimize expenses through technology improvements and operational leverage.
●	Further Integrate its Operations within the Quebecor Media Group of Companies. Videotron will continue to integrate its distribution capabilities with the content and reach of Quebecor Media’s other assets. For example, Videotron believes that cross-selling and cross-promotion opportunities exist with Media Group, a segment of Quebecor Media dedicated to entertainment and news media comprised of some of Québec’s premier content creation companies and media brands such as TVA Group, the largest broadcaster in North America of French-language entertainment, information and public affairs programming and one of the largest private-sector producers of French-language content, Le Journal de Montréal and Le Journal de Québec, both of which are ranked first in their market according to the Q3 2021 Vividata Study, Quebecor Media Out-of-Home, the largest player in Québec with nearly 6,000 advertising faces on bus shelters and buses, and various properties in the field of digital content production including QUB musique and QUB radio. As well, cross-selling and cross-promotion opportunities exist with Quebecor Media’s Sports and Entertainment segment, which includes all operation, production, distribution and management activities relating to music, entertainment, sports and the Videotron Centre, an arena located in Québec City that has 18,400 seats.

Products and Services

Videotron currently offers to its customers wireline services, mobile telephony services, OTT video services, and business telecommunications services.

Wireline Services

Videotron’s coaxial and fibre-optic network large bandwidth is a key factor in the successful delivery of advanced products and services. Several emerging technologies and increasing Internet usage by its customers have presented Videotron with significant opportunities to expand its sources of revenue. Videotron currently offers a variety of advanced products and services, including Internet access, digital multiplatform television, wireline telephony and selected interactive services.

●	Helix Services. Videotron’s IPTV service, Helix, is based on the Comcast Xfinity X1 platform and is built around voice-controlled assistant technology. Helix offers a smarter and more powerful Wi-Fi coverage, an enhanced TV experience through IP technology, seamless integration of Web content platforms and home automation features. Videotron has also launched two mobile apps for its Helix customers: (i) the Helix Fi app, which lets customers control their home Wi-Fi network, set time restrictions for children’s Internet use, quickly and easily disconnect a device from the network and control household smart devices; and (ii) the Helix app, which lets users control their cloud DVR remotely, watch live television as well as a large quantity of on demand content anytime, anywhere.
●	Internet Access. Leveraging its advanced cable infrastructure, Videotron offers Internet access to its customers primarily via cable modems. Videotron provides this service at download speeds of up to 400 Mbps to more than 96% of its homes passed. As of December 31, 2021, Videotron had 1,840,800 Internet access customers, representing 60.4% of its total homes passed. Based on internal estimates, Videotron is the largest provider of Internet access services in the areas it serves with an estimated market share of 47.2% as of December 31, 2021.
●	Television. Videotron currently has installed headend equipment connected to a unified fibre-optic and coax network capable of delivering digitally encoded transmissions to a two-way digital gateway in the customer’s home and premises. In accordance with CRTC regulations, Videotron offers a basic package including basic television channels, access to VOD and an interactive programming guide. Furthermore, most of its custom packages include the basic package and audio channels providing digital-quality music. Videotron was the first to extend its digital television offering allowing customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of additional channels, including U.S. super-stations and other special entertainment programs. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. As of December 31, 2021, Videotron had 1,418,600 customers for its digital television service, representing 46.5% of its total homes passed.
●	Video-On-Demand. VOD service enables Videotron’s customers to rent content from a library of series, movies, documentaries and other programming through their digital gateway, computer, tablet or mobile phone. Its customers are able to rent their VOD selections for a period of up to 48 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during their rental period. In addition, customers can resume viewing on-demand programming that was paused on either the television or mobile app offered on the iOS and Android platforms. These applications feature a customizable, intuitive interface that brings up selections of content based on the customer’s individual settings and enhances the experience by suggesting personalized themed content. These applications smartly and swiftly highlight any content available from the illico and Helix catalogs, including Club illico and Vrai contents, as well as third party catalogs such as Netflix, YouTube, and Amazon Prime (provided customers have a subscription with such service and depending upon which application is used), including VOD titles, live television broadcasts or recorded shows, and allow customers to transfer it directly and seamlessly from their mobile devices to their television.
●	Pay-Per-View and pay television channels. Pay-Per-View is a group of channels that allows Videotron’s customers to order live events, such as sports events, and comedy shows based on a pre-determined schedule. In addition, Videotron offers pay television channels on a subscription basis that allow its customers to access and watch movies available on the linear pay television channels.
●	Wireline Telephony. Videotron offers wireline telephony service to its residential customers using VoIP technology. As of December 31, 2021, Videotron had 824,900 subscribers to its wireline telephony service, representing a penetration rate of 27.1% of its homes passed.

Club illico

Videotron’s subscription-based OTT entertainment service, Club illico, offers a rich and varied selection of unlimited, on-demand French-language content (movies, television shows, children’s shows, teen series, etc.). In its efforts to offer original content to its customers, Club illico funds the production of series, documentaries, movies and shows for which it holds first window rights, prior to their linear broadcast. Club illico boasts over 674 million viewings since its launch in 2013, making it a key player in the Québec on-demand video entertainment landscape. Club illico is also accessible through a mobile application. As of December 31, 2021, the Club illico service had 460,600 subscribers.

Vrai

In August 2021, Videotron launched Vrai its new subscription-based OTT entertainment service offering all-French, on-demand content, including lifestyle, comedy, reality, food, travel documentary and social issue programming, as well as more than 40 first-run exclusive original Québec productions. The content of Vrai is also available via the Helix and QUB apps. As of December 31, 2021, the new Vrai platform was accessed by 42,800 subscribers.

Mobile Services

Videotron is a key player in the Province of Québec in delivering a range of innovative wireless network technologies and services. Videotron’s wireless services are offered under the Videotron and Fizz brands and provide consumers and businesses with the latest wireless devices, services, and applications including: mobile high-speed Internet access; wireless voice and enhanced voice features; device protection; in-store expert advice; text messaging; e-mail; global voice and data roaming; and advanced wireless solutions for businesses.

In 2013, Videotron signed a 20-year agreement with Rogers for the cooperation and collaboration in the build-out and operation of a shared LTE wireless network in the Province of Québec and the Ottawa region (the “Rogers LTE Agreement”). In September 2014, Videotron launched its shared LTE wireless network, with Rogers. Videotron maintains its business independence throughout this agreement, including its product and service portfolios, billing systems and customer data.

Videotron has a total of 130 MHz of mobile spectrum in most regions of Québec and 90 MHz in the Ottawa area, spread across the AWS-1, AWS-3, 600 MHz, 700 MHz and 2500 MHz bands. In July 2021, Videotron acquired 294 blocks of spectrum in the 3500 MHz band across the country, more than half of which is concentrated in southern and eastern Ontario, Manitoba, Alberta and British Columbia. During 2020 and 2021, both LTE-A and 5G technologies were deployed in selected areas and will continue to be deployed for the next few years.

As of December 31, 2021, most households and businesses within Videotron’s cable footprint had access to its advanced mobile services. As of December 31, 2021, there were 1,601,900 lines activated on its wireless network, representing a year-over-year increase of 120,800 lines (8.2%).

Business Telecommunications Services

Videotron Business is a premier full-service telecommunications provider servicing small, medium and large sized businesses, as well as telecommunications carriers. In recent years, Videotron has significantly grown its customer base and has become a leader in the Province of Québec’s business telecommunications segment. Products and services include mobile telephony, Internet access, telephony and television solutions, as well as fibre connectivity, private network connectivity, Wi-Fi, managed services and security solutions. The depth of Videotron’s service offering enables Videotron Business to meet the growing demand from business customers.

Videotron Business serves customers through a dedicated salesforce and customer service teams with solid expertise in the business market. Videotron Business relies on its extensive coaxial, fibre-optic and LTE -A and 5G wireless networks to provide the best possible customized solutions to all of its customers.

Customer Statistics Summary

The following table summarizes Videotron’s customer statistics for its suite of advanced products and services:

	As of December 31,

	2021	2020	2019	2018	2017

	(in thousands of customers)

Revenue-generating units (RGUs)	6,189.6	6,147.9	6,076.2	5,990.3	5,881.1
Mobile Telephony
Mobile telephony lines	1,601.9	1,481.1	1,330.5	1,153.8	1,024.0
Internet
Internet customers	1,840.8	1,796.8	1,727.3	1,704.5	1,666.5
Penetration(1)	60.4%	60.0%	58.6%	58.6%	58.0%
Television
Television customers	1,418.6	1,475.6	1,531.8	1,597.3	1,640.5
Penetration(1)	46.5%	49.3%	51.9%	54.9%	57.1%
Wireline Telephony
Wireline telephony lines	824.9	924.7	1,027.3	1,113.9	1,188.5
Penetration(1)	27.1%	30.9%	34.8%	38.3%	41.4%
OTT
Over-the-top video customers	503.4	469.7	459.3	420.8	361.6
Homes passed(2)	3,048.8	2,994.7	2,950.1	2,907.9	2,873.7
(1)Represents customers (or telephony lines) as a percentage of total homes passed.
(2)

Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by Videotron’s wireline distribution network in a given cable system service area in which the programming services are offered.

Pricing of the Corporation’s Products and Services

Videotron’s revenues are mainly derived from the monthly fees its customers pay for television services, Internet access and mobile and wireline telephony services, as well as OTT television services. The rates Videotron charges vary based on the market served and the level of service selected. Rates are adjusted regularly. Videotron also offers discounts to its customers who subscribe to more than one of its services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2021, the average monthly invoice on recurring subscription fees per residential customer was $111.48 (representing a 6.1% year-over-year decrease) and approximately 71% of its Videotron-branded residential customers were bundling two services or more. A one-

time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly instalment payments for rental of equipment, such as gateways or Wi-Fi routers, can be charged depending on the promotional offer.

Videotron’s Network Technology

Wireline Services

As of December 31, 2021, Videotron’s cable network consisted of fibre-optic cable and coaxial cable, covering approximately 3.0 million homes and serving approximately 2.6 million customers in the Province of Québec. Its network is the largest broadband network in the Province of Québec covering approximately 81% of premises. Its extensive network supports direct connectivity with networks in Ontario, the Maritimes and the United States.

Videotron’s cable network is comprised of four distinct parts including signal acquisition networks, main headends, distribution networks and subscriber drops. The signal acquisition network picks up a wide variety of television, radio and multimedia signals. These signals and services originate from either a local source or content provider or are picked up from distant sites chosen for satellite or over-the-air reception quality and transmitted to the main headends by way of fibre-optic relay systems. Each main headend processes, modulates, scrambles and combines the signals in order to distribute them throughout the network. Each main headend is connected to the primary headend in order to receive the digital MPEG2/MPEG4 signals and the IP backbone for the Internet services. The first stage of this distribution consists of a fibre-optic link which distributes the signals to distribution or secondary headends. After that, the signal uses the hybrid fibre coaxial cable network made of wide-band optical nodes, amplifiers and coaxial cables capable of serving up to 30 km in radius from the distribution or secondary headends to the subscriber drops. The subscriber drop brings the signal into the customer’s television set directly or, depending on the area or the services selected, through various types of customer equipment including set-top boxes, gateways and modems.

Videotron has adopted the hybrid fibre coaxial (“HFC”) network architecture as the standard for its network. HFC network architecture combines the use of both fibre-optic and coaxial cables. Fibre-optic cable has good broadband frequency characteristics, noise immunity and physical durability and can carry hundreds of video and data channels over extended distances. Coaxial cable requires greater signal amplification in order to obtain the desired transmission levels for delivering channels. In most systems, Videotron delivers its signals via fibre-optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. Videotron builds its network by implementing cells of 125 homes. As a result of the modernization of its network, Videotron’s network design now provides for average cells of 159 homes throughout its footprint. To allow for this configuration, over the years, secondary headends were put into operation in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area. Remote secondary headends must also be connected with fibre-optic links. From the secondary headends to the homes, the customer services are provided through the transmission of a radiofrequency (“RF”) signal which contains both downstream and upstream information (two-way). The loop structure of the two-way HFC networks brings reliability through redundancy, the cell size improves flexibility and capacity, while the reduced number of amplifiers separating the home from the headend improves signal quality and reliability. The HFC network design provided Videotron with significant flexibility to offer customized programming to individual cells.

Starting in 2008, and until year end 2019, an extensive network modernization effort took place in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area in order to meet the ever expanding service needs of the customer in terms of video, telephony and Internet access services. This modernization implied an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extended the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative resulted in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (there is much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services. The RF spectrum is set with digital information using quadrature amplitude modulation. MPEG video compression techniques and the DOCSIS protocol allow Videotron to provide a great service offering of standard definition, HD and UHD video, as well as complete voice and Internet services.

Videotron currently uses the latest CableLabs DOCSIS 3.1 standard on its network. DOCSIS 3.1 is a new-generation technology developed by the CableLabs consortium, of which Videotron is a member. DOCSIS 3.1 uses Orthogonal Frequency-Division Multiplexing (OFDM) modulation and Low-Density Parity Check (LDPC) correction algorithm that provide better resiliency to RF interference and increase throughput for the same spectrum (increased Mbps/MHz). DOCSIS 4.0 specifications have been made available and this technology will potentially deliver speeds of up to 10 Gbps for downloads and up to 6 Gbps for uploads.

Videotron’s strategy of maintaining a leadership position in respect of the suite of products and services that Videotron offers and launching new products and services requires investments in its network to support growth in its customer base and increases in bandwidth requirements. 88% of its network in the Province of Québec has been upgraded to a bandwidth of 1002 MHz, the remaining of its network being at 750 MHz. Also, in light of the greater availability of HD and UHD television programming and the ever increasing speed of Internet access, further investments in Videotron’s network will be required.

Fibre-optic technology has been used extensively in Videotron’s network as part of its HFC architecture. Videotron currently delivers its signals via fibre-optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. Based on an already fibre-deep network, the growing demand for transmission speed and capacity, and the rapid price erosion of fibre optic-based distribution technology, Videotron is exploring a Fibre to the home (“FTTH”) solution for its residential customers.

This FTTH solution uses the Passive Optical Network (“PON”) fibre-optic telecommunications technology for delivering high speed/high capacity broadband access to customers. Its architecture is based on a point-to-multipoint topology, in which a single optical fibre serves multiple endpoints by using unpowered (passive) fibre-optic splitters to divide the fibre bandwidth among multiple terminals. More precisely, Videotron is exploring the use of the IEEE Ethernet PON (“EPON”) version with capabilities evolving from 10Gbps to many tens of Gbps.

EPON takes also advantage of DOCSIS Provisioning of Ethernet Passive Optical Network, or DPoE. DPoE is a set of Cable Television Laboratory specifications that implement the DOCSIS Operations Administration Maintenance and Provisioning functionality on existing EPON equipment. It makes the EPON look and act like a DOCSIS platform, facilitating the migration of existing services.

Videotron’s FTTH deployment will be progressive. Expansion (greenfield) deployment for new constructions or territories will be mostly FTTH while existing areas will be migrated based on capacity requirements.

Mobile Services

As of December 31, 2021, Videotron’s shared LTE network reached 94% of the population of the Province of Québec and the Greater Ottawa Area, allowing the vast majority of its potential clients to have access to the latest mobile services. Almost all of its towers and transmission equipment are linked through its fibre-optic network using a multiple label switching – or MPLS – protocol. Videotron plans to continue developing and enhancing its mobile technological offering by densifying network coverage and increasing download speeds. Videotron’s network is designed to support important customer growth in coming years as well as rapidly evolving mobile technologies.

Videotron’s strategy in the coming years is to build on its position as a telecommunication leader with its mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as LTE-A, 5G and heterogeneous networks are being deployed.

On December 13, 2019, following an exhaustive request for proposal process, Videotron selected Samsung as its LTE-A and 5G network equipment provider. During 2020 and 2021, both LTE-A and 5G technologies were deployed in selected areas and will continue to be deployed for the next few years.

In parallel, Videotron maintained its High Speed Packet Access + (“HSPA+”) network throughout the Province of Québec and over the Greater Ottawa Area. Videotron’s HSPA+ customers continue to migrate to next generation networks.

Marketing and Customer Care

Videotron’s long term marketing objective is to increase its cash flow through deeper market penetration of its services, development of new services and revenue and operating margin growth per customer. Videotron believes that customers will come to view their cable and IP connection as the best distribution channel to their home for a multitude of services. To achieve this objective, Videotron is pursuing the following strategies:

●	develop attractive bundle offers to encourage its customers to subscribe to two or more products, which increases average billing per unit – or ABPU – customer retention and operating margins;
●	continue to rapidly deploy advanced products on all its services – mobile and wireline telephony, Internet access, television and OTT television – to maintain and increase Videotron’s leadership and consequently, to gain additional market share;
●	design product offers that provide greater opportunities for customer entertainment and information;
●	deploy strong retention strategies aiming to maintain its existing customer base and to maintain Videotron’s ABPU;
●	develop targeted marketing programs to attract former customers, households that have never subscribed to certain of its services and customers of alternative or competitive services as well as target specific market segments;
●	enhance the relationship between customer service representatives and its customers by training and motivating customer service representatives to promote advanced products and services;
●	leverage the retail presence of its Videotron-branded stores and kiosks, third-party commercial retailers, and authorized distributors;
●	maintain and promote its leadership in content and entertainment by leveraging the wide variety of services offered within the Quebecor Media group to its existing and future customers;
●	introduce new value added packages of products and services, which Videotron believes will increase ABPU and improve customer retention;
●	leverage its business market, using its network and expertise with its commercial customer base, to offer additional bundled services to its customers; and
●	develop new products, services and digital platforms to respond to the technological needs and continuously evolving consumer behaviours.

Videotron continues to invest time, effort and financial resources in marketing new and existing services. To increase both customer penetration and the number of services used by its customers, Videotron uses integrated marketing techniques, including door-to-door solicitation, telemarketing, drive-to-store, media advertising, e-marketing, Short Message Service (SMS) and direct mail solicitation. Those initiatives are also strongly supported by business intelligence and artificial intelligence tools such as predictive churn models.

Maximizing customer satisfaction is a key element of Videotron’s business strategy. In support of its commitment to customer satisfaction, Videotron continues to provide a 24-hour customer service hotline seven days a week, in addition to its web-based customer service capabilities. All of its customer service representatives and technical support staff are trained to assist customers with all of its products and services, which in turn allows its customers to be served more efficiently and seamlessly. Videotron’s customer care representatives continue to receive extensive training to perfect their product knowledge and skills, which contributes to retention of customers and higher levels of customer service. Videotron utilizes surveys, focus groups and other research tools to assist Videotron in its marketing efforts and anticipate customer needs. To increase customer loyalty, Videotron also leverages strategic partnerships to offer exclusive promotions, privileges and contests which contribute in expanding its value proposition to its customers.

Programming

Videotron believes that offering a wide variety of programming is an important factor in influencing a customer’s decision to subscribe to, and retain, its wireline services. Videotron devotes resources to obtaining access to a wide range of programming that Videotron believes will appeal to both existing and potential customers. Videotron relies on extensive market research, customer demographics and local programming preferences to determine its channel and package offerings. The CRTC currently regulates the distribution of foreign content in Canada and, as a result, Videotron is limited in its ability to provide such programming to its customers. Videotron obtains basic and premium programming from a number of suppliers, including all major Canadian media groups.

Videotron’s programming contracts generally provide for a fixed term of up to five years and are subject to negotiated renewal. Programming tends to be made available to Videotron for a flat fee per customer. Videotron’s overall programming costs have increased in recent years and may continue to increase due to factors including, but not limited to, additional programming being provided to customers as a result of system rebuilds that increase channel capacity, increased costs to produce or purchase specialty programming, inflationary or negotiated annual increases, the concentration of broadcasters following acquisitions in the market, the increased competition from OTT service providers for content and the significant increased costs of sports content rights.

Competition

Videotron operates in a competitive business environment in the areas of price, product and service offerings and service reliability. Videotron competes with other providers of television signals and other sources of home entertainment. Due to ongoing technological developments, the distinctions among traditional platforms (broadcasting, Internet, and telecommunications) are fading rapidly. The Internet as well as mobile devices are becoming important broadcasting and distribution platforms. In addition, mobile operators are now offering wireless and fixed wireless Internet services and Videotron’s VoIP telephony service is also competing with Internet-based solutions.

●	Providers of Other Entertainment. Television service providers face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including digital recorders, OTT content providers, such as Netflix, Amazon Prime Video, Disney+ and Apple TV+, Blu-ray players and video games. The extent to which a television service is competitive depends in significant part upon the television service provider’s ability to provide a greater variety of programming, superior technical performance and superior customer service that are available through competitive alternative delivery sources. Club illico, Videotron’s subscription-based OTT platform offering a rich and varied selection of unlimited on-demand content, allows Videotron to reduce the effect of competition from alternative delivery sources, as well as to reduce churn, and is a market differentiating factor for customers seeking additional content and home entertainment. Vrai, Videotron’s new platform offering unlimited access to lifestyle content, including a host of original French-language productions and exclusive series, will also help Videotron compete with other OTT content providers, as will QUB, where users can access all of Quebecor’s entertainment content in one place, live or on demand.
●	DSL. DSL technology provides customers with Internet access at data transmission speeds greater than that available over conventional telephone lines. DSL service provides access speeds that are comparable to low-to-medium speeds of cable-modem Internet access but that decrease with the distance between the DSL modem and the line card.
●	FTTN and FTTH. Fibre to the neighborhood (“FTTN”) technology addresses the distance limitation by bringing the fibre closer to the end user. The last mile is typically provided by the DSL technology. FTTH brings the fibre up to the end user location. The speed is then limited by the end equipment rather than the medium (fibre) itself.
●	Internet Video Streaming. The continuous technology improvement of the Internet, combined with higher download speeds and its affordability, favors the development and deployment of alternative technologies such as digital content offered by OTT service providers through various Internet streaming platforms. While having a positive impact on the demand for Videotron’s Internet access services, this model could adversely impact the demand for its television services.

●	VDSL. VDSL technology increases the available capacity of DSL lines, thereby allowing the distribution of digital video. ILECs have been granted licenses to launch video distribution services using this technology, which operates over copper phone lines. The transmission capabilities of VDSL are significantly boosted with the deployment of technologies such as vectoring (the reduction or elimination of the effects of far-end crosstalk) and twisted pair bonding (use of additional twisted pairs to increase data carriage capacity). ILECs have already replaced many of their main feeds with fibre-optic cable and are positioning VDSL transceivers, a VDSL gateway, in larger multiple-dwelling units, in order to overcome the initial distance limitations of VDSL. With this added capacity, along with the evolution of compression technology, VDSL-2 offers significant opportunities for services and increase its competitive threat.
●	Direct Broadcast Satellite. DBS is also a competitor to Videotron’s television services. DBS delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to cable delivery transmissions. This form of distribution generally provides more channels than some of Videotron’s television services and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. Like digital cable distribution, DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.
●	Mobile Telephony Services. With its mobile network, Videotron competes against a mix of participants, some of them being active in some or all the products Videotron offers, while others only offer mobile services in Videotron’s market. The Canadian incumbents have deployed their LTE networks and this technology has become an industry standard. These incumbents are currently upgrading their networks and have launched 5G mobile services in certain geographic areas.
●	Private Cable. Additional competition is posed by satellite master antenna television systems known as “SMATV systems” serving multi dwelling units, such as condominiums, apartment complexes, and private residential communities.
●	Wireless Distribution. Cable television systems also compete with wireless program distribution services such as MMDS. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer’s premises.
●	Grey and Black Market Providers. Providers of television signals continue to face competition from the use of access codes and equipment that enable the unauthorized decoding of encrypted satellite signals, from unauthorized access to Videotron’s television signals (black market) and from the reception of foreign signals through subscriptions to foreign satellite television providers that are not lawful distributors in Canada (grey market).
●	Telephony Service. Videotron’s wireline telephony service competes against ILECs and other telephony service providers, VoIP telephony service providers and mobile telephony service providers.
●	Third Party Internet Service Providers. In the Internet access business, cable operators compete against third party ISPs offering residential and commercial Internet access, as well as VoIP and video distribution services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high-speed Internet network to competitive Internet service providers at mandated rates.
●	Business Telecommunications Services. Videotron Business competes against ILECs, resellers, OTT solution providers (mostly in VoIP solutions), managed service providers and IT solution providers.

C-    Regulation

Ownership and Control of Canadian Broadcast Undertakings

The Canadian Government has directed the CRTC not to issue, amend or renew a broadcasting license to an applicant that is a non-Canadian. Canadian, a defined term in the Direction to the CRTC (Ineligibility of Non-Canadians) (the “Direction to CRTC”), means, among other things, a citizen or a permanent resident of Canada or a qualified corporation. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer and not less than 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition to the above requirements, Canadians must beneficially own and control, directly or indirectly, not less than 66.6% of the issued and outstanding voting shares and not less than 66.6% of the votes of the parent corporation that controls the subsidiary, and neither the parent corporation nor its directors may exercise control or influence over any programming decisions of the subsidiary if Canadians beneficially own and control less than 80% of the issued and outstanding shares and votes of the parent corporation, if the chief executive officer of the parent corporation is a non-Canadian or if less than 80% of the parent corporation’s directors are Canadian. There are no specific restrictions on the number of non-voting shares which may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting license must not otherwise be controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion. Control is defined broadly to mean control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, agreement or arrangement, the ownership of a corporation or otherwise. Videotron is a qualified Canadian corporation.

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

Jurisdiction Over Canadian Broadcast Undertakings

Videotron’s cable distribution undertakings are subject to the Broadcasting Act and regulations made under the Broadcasting Act that empower the CRTC, subject to directions from the Governor in Council, to regulate and supervise all aspects of the Canadian broadcasting system in order to implement the policy set out in the Broadcasting Act. Certain of Videotron’s undertakings are also subject to the Radiocommunication Act, which empowers ISED to establish and administer the technical standards that networks and transmitters must comply with, namely, maintaining the technical quality of signals.

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

Broadcasting and Telecommunications Legislative Review

The Canadian Government has asked the Broadcasting and Telecommunications Legislative Review Panel to present recommendations on legislative changes that may be needed to maximize the benefits the digital age brings to citizens, creators, cultural stakeholders, the communications industry and the Canadian economy. On January 29, 2020, the Review Panel released its final report. Given the non-binding nature of the recommendations made by the Review Panel in its final report, Videotron has no visibility as to which recommendations, if any, will be implemented. Following the release of the Review Panel final report, the Government of Canada put forward Bill C-10, an Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts, which was mainly designed to regulate online broadcasting services. Though Bill C-10 was passed by the House of Commons in June 2021, it was terminated in the Senate upon the dissolution of Parliament in August 2021. On February 2, 2022, the Government of Canada introduced Bill C-11 which proposed to amend the Broadcasting Act in order to include foreign OTT content providers in Canada’s regulatory framework.

Broadcasting License Fees

Programming and BDU licensees are subject to annual license fees payable to the CRTC. The license fees consist of two separate fees. One fee allocates the CRTC’s regulatory costs for the year to licensees based on a licensee’s proportion of the gross revenue derived during the year from the licensed activities of all licensees whose gross revenues exceed specific exemption levels (Part I fee). The other fee, also called the Part II license fee, is to be paid on a pro rata basis by all television undertakings and distribution undertakings with licensed activity that respectively exceeds $1,500,000 and $175,000. The total annual amount to be assessed by the CRTC is the lower of: (i) $119,641,717 and (ii) 1.365% multiplied by the aggregate fee revenues for the return year terminating during the previous calendar year of all licensees whose fee revenues exceed the applicable exemption levels, less the aggregate exemption level for all those licensees for that return year.

Canadian Broadcasting Distribution (Television)

Licensing of Canadian Broadcasting Distribution Undertakings

A cable distribution undertaking, such as Videotron, distributes broadcasting services to customers predominantly over closed transmission paths. A license to operate a cable distribution undertaking gives the cable television operator the right to distribute television programming services in its licensed service area. Broadcasting licenses may be issued for periods not exceeding seven years and are usually renewed, except in particular circumstances or in cases of a serious breach of the conditions attached to the license or the regulations of the CRTC. The CRTC is required to hold a public hearing in connection with the issuance, suspension or revocation of a license.

Videotron operates 60 cable systems pursuant either to the issuance of a license or of an order that exempts certain network operations from the obligation to hold a license. Cable systems with 20,000 customers or fewer and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC on February 15, 2010 (Broadcasting Order CRTC 2009-544). These cable systems are required to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. Videotron remains with only 8 cable distribution licenses that were renewed on August 2, 2018, in Broadcasting Decision CRTC 2018-269, from September 1, 2018 to August 31, 2024.

In order to conduct its business, Videotron must maintain its broadcasting distribution undertaking licenses in good standing. Failure to meet the terms of its licenses may result in their short-term renewal, suspension, revocation or non-renewal. Videotron has never failed to obtain a license renewal for any cable system.

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

Broadcasting Distribution Regulations

The Broadcasting Distribution Regulations promote competition among BDUs and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are broadcast. The Broadcasting Distribution Regulations introduced important new rules, including the following:

●	Competition and Carriage Rules. The Broadcasting Distribution Regulations provide equitable opportunities for all distributors of broadcasting services and prohibit a distributor from giving an undue preference to any person, including itself, or subjecting any person to an undue disadvantage. This gives the CRTC the ability to address complaints of anti-competitive behaviour on the part of certain distributors. Signal carriage and substitution requirements are imposed on all cable television systems.
●	Contribution to local expression, Canadian programming and community television. All distributors, except systems with fewer than 2,000 customers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming including community programming.
●	Inside Wiring Rules. The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent cable companies may retain the ownership of the inside wiring but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. Moreover, the CRTC found that it was appropriate to amend the Broadcasting Distribution Regulations to permit access by subscribers and competing BDUs to inside wire in commercial and institutional properties. Therefore, the CRTC directed all licensees to negotiate appropriate terms and conditions, including a just and reasonable rate, for the use by competitors of the inside wire such licensees own in commercial and institutional properties.

Rates

Videotron’s revenue related to television is derived mainly from (a) monthly subscription fees for basic cable service; (b) fees for premium services such as specialty services, pay-television, pay-per-view television and VOD; and (c) installation and additional outlets charges.

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

The hybrid VOD services benefit from the following incentives:

●	the ability to offer exclusive programming in the same manner as services operating under the DMEO; and
●	the ability to offer their service on a closed BDU network in the same manner as traditional VOD services without the regulatory requirements relating to financial contributions to and shelf space for Canadian programming that would normally be imposed on those traditional VOD services.

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

On July 26, 2012, the CRTC amended the Exemption Order for digital media broadcasting undertakings, Broadcasting Order CRTC 2012-409. These amendments implement determinations made by the CRTC in regulatory framework relating to vertical integration (Broadcasting Regulatory Policy CRTC 2011-601). As such, the CRTC implemented the following:

●	A “no head start” rule, where the CRTC expects that digital media broadcasting undertakings that intend to provide exclusive access to television programming in a manner that restricts access based on a consumer’s specific mobile or retail Internet access service will provide other digital media broadcasting undertakings with appropriate notice in order to allow these undertakings to exercise their options;
●	A provision to preclude undertakings operating under that exemption order from providing exclusive access to programming designed primarily for conventional television, specialty, pay or VOD services in situations where such access to the programming was restricted on the basis of a consumer’s specific mobile or retail Internet access service;
●	A standstill rule whereby an undertaking that was in a dispute with another undertaking concerning the terms of carriage of programming or any right or obligation under the Broadcasting Act would be required to continue providing or distributing the service that was subject to the dispute on the same terms and conditions that prevailed before the dispute; and
●	A dispute resolution mechanism.

Copyrights Royalties Payment Obligations

Videotron has the obligation to pay copyright royalties set by Tariffs of the Copyright Board of Canada (the “Copyright Board”). The Copyright Board establishes the royalties to be paid for the use of certain copyright tariff royalties that Canadian broadcasting undertakings, including cable, television and specialty services, pay to copyright societies (being the organization that administers the rights of several copyright owners). Tariffs certified by the Copyright Board are generally applicable until a public process is held and a decision of the Copyright Board is rendered for a renewed tariff. Renewed tariffs are often applicable retroactively.

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

The Government of Canada may from time to time make amendments to the Copyright Act to implement Canada’s international treaty obligations and for other purposes. Any such amendments could result in Videotron’s broadcasting undertakings being required to pay additional tariff royalties.

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

In the Canadian telecommunications market, Videotron operates as a Competitive Local Exchange Carrier (“CLEC”) and a Broadcast Carrier. Videotron also operates its own 4G, LTE-A and 5G mobile wireless networks and offers services over these networks as a Wireless Service Provider (“WSP”).

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

Spectrum Holdings and License Conditions

Videotron’s AWS-1 licenses were issued on December 23, 2008, for a term of 10 years. On February 15, 2018, ISED issued its decision related to the terms of renewal of AWS-1 licenses. Pursuant to this decision, all Videotron’s licenses were renewed on December 23, 2018 for a new 20-year term. The terms of renewal include, among other things, enhanced geographic coverage requirements.

Videotron’s 700 MHz licenses were issued on April 3, 2014, for a term of 20 years. At the end of this term, Videotron will have a high expectation that new licenses will be issued for a subsequent term through a renewal process unless a breach of license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The process for issuing licenses after this term and any issues relating to renewal, including the terms and conditions of the new licenses, will be determined by ISED following a public consultation.

Videotron’s AWS-3 licenses were issued on April 21, 2015, for a term of 20 years. License renewal at the end of this term will be governed by conditions identical to those just described for its 700 MHz licenses.

Videotron’s 2500 MHz licenses were issued on June 24, 2015, for a term of 20 years. License renewal at the end of this term will be governed by conditions identical to those just described for its 700 MHz and AWS-3 licenses.

On May 27, 2019, Videotron was issued 10 licenses for low frequency spectrum in the 600 MHz band, a band well suited for the deployment of 5G wireless services. These licenses provide for 30 MHz of spectrum coverage in Eastern, Southern and Northern

Québec, as well as 10 MHz of coverage in Eastern Ontario and the Outaouais. These licenses have a term of 20 years, with renewal conditions identical to those described above for its 700 MHz, AWS-3 and 2500 MHz licenses.

In July 2021, Quebecor Media announced its acquisition of 294 blocks of spectrum in the 3500 MHz band across the country, a band well suited for the deployment of 5G wireless services. These licenses provide for 10 to 50 MHz of spectrum coverage in nearly all regions of Québec, Eastern and Southern Ontario, Manitoba, Alberta and British Columbia. Quebecor Media’s right to hold spectrum in Manitoba, Alberta and British Columbia is currently being contested by a competitor in Federal Court, on the basis that the Corporation may not be awarded spectrum in these three provinces. No decision on the merits has been made yet. These licenses have a term of 20 years, with renewal conditions identical to those described above for its 700 MHz, AWS-3, 2500 MHz and 600 MHz licenses.

On May 21, 2021, ISED published a decision on the technical and policy framework for the 3800 MHz band. This decision confirmed, among other things, that an auction of spectrum in the band will take place in the first quarter of 2023. On December 17, 2021, ISED initiated a consultation on the policy and licensing framework for the auction. A decision on this framework is expected in 2022. The 3800 MHz band is contiguous to the 3500 MHz band and is similarly well suited for the deployment of 5G wireless services. ISED has also announced plans for an auction of 5G spectrum in the millimetre bands in 2024. A consultation on the framework for this auction is expected in due course.

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

Elements of the CRTC’s local telecommunications regulatory framework to which Videotron is subject include: interconnection standards and inter-carrier compensation arrangements; the mandatory provision of equal access (i.e. customer choice of long distance provider); standards for the provision of 911 service, message relay service and certain privacy features; and the obligation not to prevent other local exchange carriers from accessing end-users on a timely basis under reasonable terms and conditions in multi dwelling units where Videotron provides service.

As a CLEC, Videotron is not subject to retail price regulation. ILECs remain subject to retail price regulation in those geographic areas where facilities-based competition is insufficient to protect the interests of consumers. Videotron’s ILEC competitors have requested and been granted forbearance from regulation of local exchange services in the vast majority of residential markets in which Videotron competes, as well as in a large number of business markets, including all of the largest metropolitan markets in the Province of Québec.

In a decision issued on December 21, 2016, the CRTC established a new universal service objective under which all Canadians, in urban areas as well as rural and remote areas, are to have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. Pursuant to this decision, the CRTC phased out the revenue-based contribution regime that previously subsidized local telephone service and replaced it with a new regime that now subsidizes broadband Internet access services in underserved areas. The new regime began on January 1, 2020, with an expansion of the contribution base to include retail Internet revenues for the first time. A total of $100 million was collected for broadband Internet projects in 2020, an amount which will increase gradually to $200 million in 2024. Distribution of the collected funds to eligible broadband Internet projects is occurring through a series of calls for applications. Announcements of winning applications began in 2020 and, as of December 2021, the CRTC has announced committing up to $186.5 million to improve broadband service for 160 communities. As a result of these changes, Videotron is incurring increased revenue-based contribution payments beginning in 2020.

In parallel with the CRTC’s initiative, the federal government has also announced a series of initiatives intended to subsidize or otherwise facilitate the provision of broadband Internet access services in underserved areas. Most notable is the creation of a $1.75 billion Universal Broadband Fund (“UBF”). The Government of Québec also subsidizes the provision of broadband Internet access services in underserved areas through the Régions branchées program. On May 25, 2020, the Government of Québec announced that

Videotron would be a recipient of funding under this program. On March 22, 2021, Videotron and the Government of Québec, jointly with the federal government through the UBF, signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in remote regions. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the governments have committed to provide financial assistance in the amount of approximately $258 million, which will be fully invested in Videotron’s network extension.

Right to Access to Telecommunications and Support Structures

The CRTC has concluded that some provisions of the Telecommunications Act may be characterized as encouraging joint use of existing support structures of telephone utilities to facilitate efficient deployment of cable distribution undertakings by Canadian carriers. Videotron accesses these support structures in exchange for a tariff that is regulated by the CRTC. If it were not possible to agree on the use or conditions of access with a support structure owner, Videotron could apply to the CRTC for a right of access to a supporting structure of a telephone utility. The Supreme Court of Canada, however, held on May 16, 2003, that the CRTC does not have jurisdiction under the Telecommunications Act to establish the terms and conditions of access to the support structures of hydro-electricity utilities. Terms of access to the support structures of hydro-electricity utilities must therefore be negotiated with those utilities.

Videotron has entered into comprehensive support structure access agreements with all of the major hydro-electric companies and all of the major telecommunications companies in its service territory. Difficulties have nevertheless been encountered in securing timely, efficient and cost-effective access to the support structures of Bell. As a result, on June 16, 2020, Videotron filed an application with the CRTC requesting it to take action to eliminate Bell’s anticompetitive practices. On April 16, 2021, the CRTC granted Videotron’s application in part, directing Bell to complete, at its own cost, the make-ready work required under certain Videotron applications for access permits as well as issue such permits after this make-ready work was completed. Also, on October 30, 2020, in response to concerns raised by numerous parties including Videotron, the CRTC initiated its own broader consultation regarding potential regulatory measures to make access to poles by Canadian carriers more efficient. This consultation is ongoing and a decision is expected in due course.

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

On June 21, 2019, the CRTC published a decision in which it expressed the preliminary views that (i) the MDU access condition and associated obligations should be extended to all carrier ISPs, and potentially to all telecommunications service providers (“TSPs”), and (ii) all carrier ISPs, and potentially all TSPs, should have access to LECs’ and other TSPs’ in-building wire (“IBW”) in MDUs on the same basis as registered CLECs and regardless of technology.

On December 16, 2019, the CRTC initiated a proceeding to, among other things, request comments on the preliminary views it expressed in its June 21, 2019 decision. In this proceeding, Videotron argued against the unnecessary duplication of fibre IBW, arguing instead that competitive carriers such as Videotron should have a right to access to fibre IBW installed by incumbent carriers.

On July 27, 2021, the CRTC published a decision in which it ruled, among other things, that (i) access to fibre IBW is not an essential service and will not be mandated, but rather will be subject to commercial negotiation, (ii) this determination will be incorporated into a “modified MDU access condition”, and (iii) this modified MDU access condition and associated obligations will extend to all carrier ISPs.

On October 25, 2021, a consortium of small Internet service providers filed an application with the CRTC to review and vary its July 27, 2021, decision by requiring mandated access to fibre IBW. Videotron filed comments in support of this application. A decision on the application is expected in due course.

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

The largest cable operators in Canada, including Videotron, have been required by the CRTC to provide third-party ISPs with access to their cable systems at mandated cost-based rates. At the same time Videotron offers any new retail Internet service speed, Videotron is required to file proposed revisions to its third party Internet access or TPIA tariff to include this new speed offering. TPIA tariff items have been filed and approved for all Videotron’s Internet service speeds. Numerous third party ISPs are interconnected to Videotron’s cable network and are thereby providing retail Internet access services.

The CRTC also requires the large cable carriers, such as Videotron, to allow third party ISPs to provide telephony, networking and broadcast distribution services by way of Videotron’s TPIA service.

In a series of decisions since 2015, the CRTC has reemphasized the importance it accords to mandated wholesale access arrangements as a driver of competition in the retail Internet access market. Most significantly, the CRTC has ordered all of the major telephone and cable companies, including Videotron, to provide new disaggregated wholesale access services, which are to replace existing aggregated wholesale access services after a transition period. These disaggregated services involve third-party ISPs provisioning their own regional transport services. They also include mandated access to Internet services provided over fibre-access facilities, including the fibre-access facilities of the large incumbent telephone companies. Rates for these new disaggregated TPIA services were approved on an interim basis on August 29, 2017. The process for final approval of these rates has been suspended while the CRTC completes a review of the network configuration for disaggregated wholesale access services. This review, which was initiated on June 11, 2020, aims to facilitate deployment of disaggregated services. A decision is expected in due course, to be followed by final disaggregated tariff approval.

In parallel, on October 6, 2016, the CRTC ordered a significant interim reduction to the aggregated wholesale Internet access service tariffs of the large cable carriers and telephone companies, pending approval of revised final rates. The interim rate reduction took effect immediately.

On August 15, 2019, the CRTC published a decision on the final aggregated wholesale Internet tariffs of the large cable carriers and telephone companies. These final tariffs were substantially below the interim tariffs published on October 6, 2016 and included, for the first time, a flat rate for wholesale Internet access independent of access speed. In addition, the CRTC ordered that these final tariffs be applied retroactively to March 31, 2016.

On September 13, 2019, a coalition of cable companies (including Videotron) filed an appeal of the CRTC’s decision with the Federal Court of Appeal arguing, among other things, that the decision was marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. Bell filed a similar appeal. In a ruling dated September 10, 2020, the Federal Court of Appeal rejected these appeals. On November 12, 2020, the cable companies and Bell filed for leave to appeal the Federal Court of Appeal’s ruling to the Supreme Court of Canada. This request for leave to appeal was rejected on February 25, 2021.

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

On May 27, 2021, the CRTC issued a decision determining that there is substantial doubt as to the correctness of the final aggregated wholesale Internet tariff rates approved in its August 15, 2019 decision. Furthermore, the CRTC determined that completing a fulsome revision of all the cost studies supporting the August 15, 2019 rates would prolong the period of regulatory and market uncertainty and would likely set rates comparable to those then in place on an interim basis. As a result, the CRTC reversed its August 15, 2019 decision and adopted the interim rates set on October 6, 2016 as final rates, with certain modifications, including the removal of the supplementary markup of 10% for incumbent local exchange carriers. The CRTC also determined that for Videotron and other wholesale high-speed access service providers that did not have banded access rates implemented, it would approve the highest interim aggregated wholesale HSA access rate within the proposed banded access ranges submitted in the proceeding that led to the August 15, 2019 decision.

This final aggregated rate decision establishes a TPIA cost structure that could allow Internet resellers to adopt more aggressive pricing strategies in the retail market. This could affect Videotron’s ability to recover its costs of providing these services.

From May 28, 2021 to August 25, 2021, several wholesale TPIA providers petitioned the Governor in Council to, among other things, restore the lower rates set in the 2019 Order as final. On June 28, 2021, one of these TPIA providers also filed a motion with the Federal Court of Appeal seeking leave to appeal the May 27, 2021 decision. A coalition comprised of the five largest cable carriers, including Videotron, filed comments in relation to these petitions on September 22, 2021 and November 1, 2021. The same coalition will defend the CRTC decision at the Federal Court of Appeal.

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

On April 15, 2021, the CRTC published its new mobile wireless policy framework. In it, the CRTC ordered the dominant incumbent wireless carriers to provide MVNO access services for a period of seven years to regional wireless carriers in those geographic areas where the regional carriers hold spectrum and commit to building out their own networks. Terms and conditions of MVNO access are being set by the CRTC in a follow-up proceeding, which is currently ongoing. MVNO access rates will then be negotiated between the incumbent and regional carriers, with CRTC final offer arbitration as a backstop. The CRTC’s new mobile wireless policy framework also contains important enhancements to the existing wholesale roaming framework, including an obligation on the part of incumbent carriers to provide seamless handoff and a confirmation that mandatory roaming applies to 5G networks. In addition, the CRTC once again stated that the incumbent wireless carriers will be expected to offer and promote certain low-cost and occasional use wireless plans to Canadians. Finally, in response to calls that it takes action to ensure timely access to municipal rights of way and passive infrastructure to facilitate deployment of 5G network equipment, the CRTC decided that no further action is necessary or appropriate at this time, stating that insofar as these issues are within the CRTC’s jurisdiction, existing policies and procedures are sufficient to address them.

On May 14, 2021, Telus filed a motion with the Federal Court of Appeal seeking leave to appeal two elements of the CRTC’s April 15, 2021 framework: (i) the decision to order the incumbent carriers to provide seamless handoff as part of their wholesale roaming services, and (ii) the decision not to take further action to ensure timely access to municipal rights of way and passive infrastructure. A coalition of regional wireless carriers (including Videotron) intends to defend the CRTC’s decision regarding seamless handoff at the Federal Court of Appeal.

On April 20, 2017, the CRTC published a policy framework for assessing the differential pricing practices of Internet service providers. With very narrow exceptions, this framework prohibits the offering of zero-rated services by Internet service providers in Canada, including mobile wireless data service providers. Simultaneously with the publication of this new framework, and as a first application thereof, the CRTC ordered Videotron to cease providing its Unlimited Music mobile wireless offering. Videotron has complied with this order. Going forward, this new framework will impact Videotron’s flexibility in the design and marketing of its wireless and wireline data services.

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

D-    Organizational Structure

Videotron is a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a wholly-owned subsidiary of Quebecor. The following chart illustrates Videotron’s corporate structure as of March 10, 2022, including its significant subsidiaries, together with the jurisdiction of incorporation or organization of each entity. In each case, unless otherwise indicated, Videotron owns a 100% equity and voting interest in its subsidiaries.

E-    Property, Plants and Equipment

Videotron’s corporate offices are located in leased space at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8 (187,592 square feet) in the same building as Quebecor Media’s head office.

Videotron also owns or leases several buildings in Montréal and in Québec City, as indicated in the following table which presents, for each building, the address, the leased or owned status of the property, the primary use of the main facilities and the approximate square footage. In addition to the buildings indicated in the following table, Videotron owns or leases a significant number of smaller locations for signal reception sites, customer services and business offices.

			Floor Space Occupied
Address	Owned/Leased Property	Use of Property	(approximate sq. ft.)
Montréal, Québec 2155 Pie IX Street	Owned property	Office and Technical spaces, Headend	128,000

Montréal, Québec 150 Beaubien Street	Owned property	Office and Technical spaces, Headend	72,000

Montréal, Québec 4545 Frontenac Street	Leased property	Office space, Warehouse, Headend	100,700

Montréal, Québec 888 De Maisonneuve Street	Leased property	Office space	49,000

Québec City, Québec 2200 Jean-Perrin Street	Owned property	Regional Headend for the Québec City region and Office space	40,000

Liens and Charges

Videotron’s senior secured credit facilities are secured by charges over all of its assets and those of most of its subsidiaries.

Intellectual Property

Videotron uses a number of trademarks for its products and services. Many of these trademarks are registered by Videotron in the appropriate jurisdictions. In addition, Videotron has legal rights in the unregistered marks arising from their use. Videotron has taken affirmative legal steps to protect its trademarks and Videotron believes its trademarks are adequately protected.

Videotron has registered a number of domain names under which Videotron operates websites associated with its operations. As every Internet domain name is unique, its domain names cannot be registered by other entities as long as its registrations are valid.

Environment

Videotron’s operations are subject to Canadian, provincial and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharge, handling and disposal of hazardous materials, the recycling of waste, the soil remediation of contaminated sites, or otherwise relating to the protection of the environment. Laws and regulations relating to workplace safety and worker health, which among other things, regulate employee exposure to hazardous substances in the workplace, also govern Videotron’s operations.

Compliance with these laws has not had, and management does not expect it to have, a material effect upon Videotron’s capital expenditures, net income or competitive position. Environmental laws and regulations and the interpretation of such laws and regulations, however, have changed rapidly in recent years and may continue to do so in the future. Videotron has monitored the changes closely and has modified its practices where necessary or appropriate.

Videotron’s past and current properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses, or may have current uses, in the case of surrounding properties, which may affect its properties and require further study or remedial measures.

Videotron is not currently conducting or planning any material study or remedial measure. Furthermore, it cannot provide assurance that all environmental liabilities have been determined, that any prior owner of its properties did not create a material environmental condition not known to Videotron, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.

Videotron is currently working on preventive measures regarding the potential effects of climate change which, through an increase in extreme weather events, may have an effect on its operations, notably by damaging its infrastructure and increasing the stress on its telecommunications network. Videotron is increasing the resiliency of its network by adding network redundancies, modifying or adopting new construction standards and by collaborating with ISED which has identified telecommunications as an essential infrastructure.

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

All amounts are in Canadian dollars (“CAN dollars”), unless otherwise indicated. This discussion contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed under “Cautionary Statement Regarding Forward-Looking Statements” and in “Item 3. Key Information – Risk Factors.”

The Corporation uses non-standardized IFRS financial measures such as adjusted EBITDA and adjusted cash flows from operations (formerly “cash flows from operations”), as well as key performance indicators such as revenue-generating unit (“RGU”) and average billing per unit (“ABPU”). Definitions of the non-IFRS measures and key performance indicators used by the Corporation are provided in the “Non-IFRS Measures” and “Key Performance Indicators” sections below.

OVERVIEW

The Corporation is a wholly owned subsidiary of Quebecor Media incorporated under the Business Corporations Act (Québec). Videotron is a leading cable operator in Canada and the largest in the Province of Québec based on the number of wireline RGU, as well as an Internet service provider and a provider of wireline and mobile telephony and over-the-top (“OTT”) video services in the Province of Québec.The Corporation’s cable network is the largest broadband network in the Province of Québec covering approximately 81% of an estimated 3.8 million premises. The deployment of LTE-Advanced and 5G wireless networks and enhanced offering of mobile communication services for residential and business customers will allow Videotron to further consolidate its position as a provider of integrated telecommunication services as well as an entertainment and content leader.

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

The Corporation’s primary sources of revenue include: subscriptions to Internet access, mobile and wireline telephony services, television, telecommunication equipment sales, business solutions and OTT video service.

The major components of the Corporation’s costs are comprised of employee costs and purchase of goods and services costs, which include royalties and rights, cost of products sold, subcontracting costs, marketing and distribution, and other expenses.

COVID-19 PANDEMIC

The COVID 19 pandemic has had a significant impact on the economic environment in Canada and around the world. In order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures since the beginning of this health crisis, including the suspension of some business activities. Since March 2020, this health crisis has curtailed the operations of many of Videotron’s business partners and has led to a significant slowdown in some of the Corporation’s operating activities. Among other impacts, depending on circumstances, the restrictions and preventive measures imposed by the Québec government have caused a reduction in volume at Videotron’s retail outlets.

The impact of the COVID-19 health crisis on the Corporation’s operating results in 2021 is analyzed in greater detail in this Management Discussion and Analysis. It is difficult at this stage to foresee all the consequences of this crisis, including the potential effects of another major wave. The public health crisis could have a material adverse impact on the growth of the Corporation’s operating results and cash flows in the short and medium terms. As a result, the growth recorded during the quarters preceding the health crisis may not be indicative of future growth.

HIGHLIGHTS

2021 financial year

Revenues: $3.74 billion, a $112.5 million (3.1%) increase.

Adjusted EBITDA1 : $1.88 billion, an $11.3 million (0.6%) increase, despite the $12.6 million unfavourable impact of recognition of a one-time item in 2020.

Net income attributable to the shareholder: $693.3 million in 2021, a $35.0 million decrease.

Adjusted cash flows from operations1: $1.34 billion in 2021, a $70.4 million (5.6%) increase.

Cash flows provided by continuing operating activities: $1.24 billion in 2021, a $211.4 million (-14.6%) decrease.

Fourth quarter 2021

Revenues: $953.1 million, a $12.3 million (1.3%) increase.

Adjusted EBITDA: $466.5 million, a $15.2 million (-3.2%) decrease.

Net income attributable to the shareholder: $181.1 million in the fourth quarter of 2021, a $2.7 million decrease.

Adjusted cash flows from operations: $358.4 billion, a $41.3 million (13.0%) increase.

Cash flows provided by continuing operating activities: $371.0 million, a $8.2 million (2.3%) increase.

1 See “Non-IFRS Financial Measures” below.

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

				Three months
	Years ended December 31			ended December 31
	2021	2020	2019	2021	2020

Revenues
Internet	$1,201.4	$1,131.4	$1,114.3	$301.6	$292.3
Television	836.1	903.6	974.4	203.8	220.0
Mobile Telephony	712.5	658.5	600.7	185.4	170.2
Wireline Telephony	318.5	338.4	341.1	77.7	83.3
Mobile equipment sales	276.4	257.2	229.1	80.9	77.4
Wireline equipment sales	204.0	151.7	40.7	55.8	51.0
Other	186.1	181.7	175.8	47.9	46.6
	3,735.0	3,622.5	3,476.1	953.1	940.8
Employee costs	(405.9)	(403.8)	(398.6)	(96.0)	(98.8)
Purchase of goods and services	(1,453.4)	(1,354.3)	(1,274.7)	(390.6)	(360.3)
Adjusted EBITDA	1,875.7	1,864.4	1,802.8	466.5	481.7
Depreciation and amortization	(717.8)	(743.8)	(685.6)	(180.7)	(197.5)
Financial expenses	(232.1)	(208.5)	(200.0)	(57.4)	(49.0)
Loss on valuation and translation of financial instruments	(0.4)	(1.2)	(0.6)	(0.1)	(0.8)
Restructuring of operations and other items	(11.6)	(29.4)	(20.2)	(2.8)	(4.2)
Loss on debt refinancing	(40.1)	—	—	—	—
Income taxes	(180.3)	(187.9)	(179.1)	(44.4)	(45.7)
Income from discontinued operations	—	34.8	115.9	—	(0.7)
Net income	$693.4	$728.4	$833.2	$181.1	$183.8

				Three months ended
	Years ended December 31			December 31
	2021	2020	2019	2021	2020

Additions to property, plant and equipment and to intangible assets:
Additions to property, plant and equipment	$391.4	$402.1	$459.2	$74.9	$103.9
Additions to intangible assets	145.6	194.0	218.7	33.2	60.7
	537.0	596.1	677.9	108.1	164.6
Acquisition of spectrum licences	$830.0	$—	$255.8	$664.0	$—
Cash flows:
Adjusted cash flows from operations	$1,338.7	$1,268.3	$1,124.9	$358.4	$317.1
Cash flows provided by continuing operating activities	1,240.4	1,451.8	1,315.3	371.0	362.8
Balance sheet:
Cash and cash equivalents	$10.5	$74.0	$2.4
Working capital	(56.0)	(199.4)	(216.6)
Net assets related to derivative financial instruments	117.2	325.3	388.8
Total assets	8,905.8	8,119.6	8,070.7
Long-term debt	5,380.1	4,111.5	4,240.2
Lease liabilities (current and long term)	153.8	142.3	114.2
Subordinated loan from parent corporation	1,595.0	1,595.0	1,595.0
Equity attributable to the shareholder	(338.7)	188.1	121.0

●	The Corporation’s revenues grew by $112.5 million (3.1%) and its adjusted EBITDA by $11.3 million (0.6%) in 2021.
●	Videotron increased its revenues from mobile services and equipment ($73.2 million or 8.0%), Internet access ($70.0 million or 6.2%) and wireline equipment ($52.3 million or 34.5%) in 2021.
●	Net increase of 41,700 RGUs (0.7%) in 2021, including 120,800 connections (8.2%) to the mobile telephony service and 44,000 subscriptions (2.4%) to the Internet access service.
●	On September 9, 2021, Videotron and TVA Sports announced a partnership with the Lions de Trois-Rivières, the new ECHL hockey team. The new Trois-Rivières arena is named the “Colisée Vidéotron” and TVA Sports is the exclusive official broadcaster of the Lions’ home games as they begin their first season.
●	On August 17, 2021, Videotron launched Vrai, a new Québec subscription platform that will meet the strong demand for unscripted lifestyle, documentary and entertainment content. In its first year, Vrai offered thousands of hours of all-French, on-demand content, including more than a hundred new original Québec productions.
●	On July 29, 2021, Quebecor announced an investment of nearly $830.0 million in the acquisition by Videotron of 294 blocks of spectrum in the 3500 MHz band across the country. More than half of the investment is concentrated in four Canadian provinces outside Québec: Ontario, Manitoba, Alberta and British Columbia.
●	On June 4, 2021, Jean-François Pruneau resigned as President and Chief Executive Officer of Videotron to pursue personal investment projects. Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor, took over as President of Videotron.
●	On May 12, 2021, Videotron announced the roll-out of its 5G network in Québec City, following the successful launch in Montréal in December 2020. With its increased speed, expanded connectivity and minimal latency, 5G will open up a world of possibilities for Québec City customers.
●	On April 15, 2021, the Canadian Radio-television and Telecommunications Commission (“CRTC”) announced that some telecommunications providers may be given access to the wireless networks of Canada’s major carriers in order to offer Canadians greater choice and more options at affordable prices. As a result, regional carriers that invest in network infrastructure and spectrum will be able to offer competitive services as mobile virtual network operators in regions where competition is limited.
●	On April 1, 2021, Videotron announced the acquisition of Cablovision Warwick Inc. (“Cablovision Warwick”) and its network, which has been serving the municipalities of Warwick, Kingsey Falls and Saint-Félix-de-Kingsey in the Centre-du-Québec region for more than four decades. Cablovision Warwick’s customers will therefore have access to Videotron’s network and its line of products and services.
●	On March 22, 2021, Videotron entered into agreements with the Québec government and the government of Canada jointly aimed at achieving government targets for the roll-out of high-speed Internet services in various regions of Québec. Under these agreements, Videotron is expanding its high-speed Internet network to connect approximately 37,000 more households and the governments have undertaken to provide financial assistance in the amount of approximately $258.0 million, which will be used in its entirety for the extension of Videotron’s network. In accordance with the terms and conditions of the agreements, a $216.2 million advance was received from the government at program commencement and recorded as restricted cash, with a corresponding amount as a deferred subsidy, on the Corporation’s consolidated balance sheet. In 2021, $53.8 million of these deferred subsidies were recognized as a reduction of additions to property, plant and equipment, upon the realization of the required investments.

Financing operations

●	On July 6, 2021, Videotron completed the early redemption of the entirety of its 5.000% Senior Notes due July 15, 2022, in aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount, in accordance with a notice issued on June 3, 2021. The related hedges in an asset position were also unwound.
●	On June 17, 2021, Videotron issued $750.0 million aggregate principal amount of 3.625% Senior Notes due June 15, 2028, for net proceeds of $743.2 million, net of financing costs of $6.8 million. Videotron also issued US$500.0 million aggregate principal amount of 3.625% Senior Notes due June 15, 2029, for net proceeds of $599.6 million, net of financing costs of $5.8 million.
●	On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of 3.125% Senior Notes maturing on January 15, 2031, for net proceeds of $644.0 million, net of financing costs of $6.0 million.

TREND INFORMATION

Competition continues to intensify in the mobile and wireline telephony, Internet access, television and OTT markets. Due to ongoing technological developments, the distinction between those platforms is fading rapidly and the Corporation expects increasing competition from non-traditional businesses across its key business activities. There is also competition from wholesale Internet resellers, which purchase high-speed access services from large companies in order to offer customers their own services. Thus, the subscriber growth recorded in past years is not necessarily representative of future growth.

Moreover, the Corporation has in the past required substantial capital for the upgrade, expansion and maintenance of its mobile and wireline networks and the launch and expansion of new or additional services to support growth in its customer base and demand for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium terms to expand and maintain the systems and services, including expenditures relating to the cost of its mobile services infrastructure, maintenance and enhancement, as well as costs relating to the roll-out of LTE-Advanced/5G technologies. In addition, the demand for wireless data services has been growing constantly and is projected to continue to grow. The anticipated levels of data traffic will represent an increasing challenge to the current mobile network’s ability to support this traffic. The Corporation will have to acquire additional spectrum in the future to meet the growing demand.

2021/2020 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of operations and cash flows

Revenues: $3.74 billion in 2021, a $112.5 million (3.1%) increase.

●	Revenues from mobile telephony services increased $54.0 million (8.2%) to $712.5 million, due primarily to an increase in the number of subscriber connections.
●	Revenues from Internet access services increased $70.0 million (6.2%) to $1.20 billion, due mainly to an increase in average per-subscriber revenues and subscriber base growth.
●	Revenues from television services decreased $67.5 million (-7.5%) to $836.1 million, mainly because of a decrease in average per-subscriber revenues and a decrease in the subscriber base.
●	Revenues from wireline telephony services decreased $19.9 million (-5.9%) to $318.5 million, mainly because of the impact of the net decrease in subscriber connections, partially offset by higher average per-connection revenues.
●	Revenues from mobile equipment sales to customers increased $19.2 million (7.5%) to $276.4 million, mainly because of price increases, partially offset by a decrease in the number of mobile devices sold.
●	Revenues from wireline equipment sales to customers increased $52.3 million (34.5%) to $204.0 million, mainly because of higher volume and prices for equipment sales related to the Helix platform.

●	Other revenues increased $4.4 million (2.4%) to $186.1 million.

ABPU: Videotron’s total ABPU was $50.33 in 2021 compared with $49.94 in 2020, a $0.39 (0.8%) increase. Mobile ABPU was $49.73 in 2021, compared with $50.85 in 2020, a $1.12 (-2.2%) decrease due in part to the popularity of bring-your-own-device (“BYOD”) plans.

Customer statistics

RGUs – The total number of RGUs was 6,189,600 at December 31, 2021, an increase of 41,700 (0.7%) in 2021 compared with an increase of 71,700 in 2020 (Table 2).

Mobile telephony – The number of subscriber connections to the mobile telephony service stood at 1,601,900 at December 31, 2021, an increase of 120,800 (8.2%) in 2021 compared with an increase of 150,600 in 2020 (Table 2).

Internet access – The number of subscribers to the Internet access service stood at 1,840,800 at December 31, 2021, an increase of 44,000 (2.4%) in 2021 compared with an increase of 69,500 in 2020 (Table 2).

Television – The number of subscribers to television services stood at 1,418,600 at December 31, 2021, a decrease of 57,000 (-3.9%) in 2021 compared with a decrease of 56,200 in 2020 (Table 2).

Wireline telephony – The number of subscriber connections to the wireline telephony service stood at 824,900 at December 31, 2021, a decrease of 99,800 (-10.8%) in 2021 compared with a decrease of 102,600 in 2020 (Table 2).

OTT video – The number of subscribers to the OTT video service stood at 503,400 at December 31, 2021, an increase of 33,700 (7.2%) in 2021 compared with an increase of 10,400 in 2020 (Table 2).

Table 2

Year-end RGUs (2017-2021)

(in thousands of customers)

	2021	2020	2019	2018	2017
Mobile telephony	1,601.9	1,481.1	1,330.5	1,153.8	1,024.0
Internet	1,840.8	1,796.8	1,727.3	1,704.5	1,666.5
Television	1,418.6	1,475.6	1,531.8	1,597.3	1,640.5
Wireline telephony	824.9	924.7	1,027.3	1,113.9	1,188.5
OTT video	503.4	469.7	459.3	420.8	361.6
Total	6,189.6	6,147.9	6,076.2	5,990.3	5,881.1

Adjusted EBITDA: $1.88 billion, a $11.3 million (0.6%) increase due primarily to:

●impact of the net revenue increase, net of the cost of equipment sold.

Partially offset by:

●increases in some operating expenses, including engineering, advertising, IT and administrative expenses;
●$12.6 million unfavourable variance related to recognition of a one-time item in 2020.

Cost/revenue ratio: Employee costs and purchases of goods and services, expressed as a percentage of revenues, were 49.8% in 2021 compared with 48.5% in 2020. The increase was due primarily to the impact of recognition of a one-time item in 2020 and increases in some operating expenses.

Net income attributable to shareholders: $693.3 million in 2021, compared with $728.3 million in 2020, a $35.0 million decrease.

●The main unfavourable variances were:
o	$40.1 million unfavourable variance related to debt refinancing;
o	$34.8 million decrease in income from discontinued operations;
o	$23.6 million increase in financial expenses.
●The main favourable variances were:
o	$26.0 million decrease in the depreciation and amortization charge;
o	$17.8 million favourable variance in restructuring of operations and other items;
o	$11.3 million increase in adjusted EBITDA;
o	$7.6 million decrease in the income tax expense.

Adjusted cash flows from operations: $1.34 billion in 2021 compared with $1.27 billion in 2020 (Table 12). The $70.4 million (5.6%) increase was due to a $48.4 million decrease in additions to intangible assets, including decreased investment in IT systems, an $11.3 million increase in Adjusted EBITDA and a $10.7 million decrease in additions to property, plant and equipment.

Cash flows from continuing operating activities: $1.24 billion, a $211.4 million decrease due primarily to the unfavourable net change in non-cash balances related to operating activities and increases in current income taxes and in cash portion of financial expense.

Depreciation and amortization charge: $717.8 million in 2021, a $26.0 million decrease due mainly to the impact of the revision in 2020 of the depreciation period for some capital in consideration of technological developments and to the impact of decreased investment in property, plant and equipment and intangible assets, including lower spending related to the leasing of set-top boxes.

Financial expenses: $232.1 million in 2021, a $23.6 million increase caused mainly by higher average indebtedness partially offset by the impact of lower average interest rates on long-term debt.

Loss on valuation and translation of financial instruments: $0.4 million in 2021, a $0.8 million favourable variance.

Charge for restructuring of operations and other items: $11.6 million in 2021, a $17.8 million favourable variance.

●	A $10.8 million charge was recognized in 2021 in connection with cost-reduction measures ($21.0 million in 2020). A $0.8 million charge for impairment of assets was also recognized in connection with various restructuring initiatives in 2021 ($8.4 million in 2020).

Loss on debt refinancing: $40.1 million in 2021.

On June 3, 2021, Videotron issued a redemption notice for its 5.000% Senior Notes maturing on July 15, 2022, in the aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount. As a result, a $40.1 million net loss was recorded in the consolidated statement of income in 2021.

Income tax expense: $180.3 million in 2021 (effective tax rate of 26.5%), compared with $187.9 million in 2020 (effective tax rate of 26.4%), a $7.6 million favourable variance caused mainly by the impact of the decrease in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

2021/2020 FOURTH QUARTER COMPARISON

Analysis of consolidated results of operations and cash flows

Revenues: $953.1 million, a $12.3 million (1.3%) increase due essentially to the same factors as those noted above under “2021/2020 financial year comparison.”

●Revenues from the mobile telephony service increased $15.2 million (8.9%) to $185.4 million.
●Revenues from Internet access services increased $9.3 million (3.2%) to $301.6 million.
●Revenues from television services decreased $16.2 million (-7.4%) to $203.8 million.
●Revenues from the wireline telephony service decreased $5.6 million (-6.7%) to $77.7 million.
●Revenues from mobile equipment sales to customers increased $3.5 million (4.5%) to $80.9 million.
●Revenues from wireline equipment sales to customers increased $4.8 million (9.4%) to $55.8 million.
●Other revenues increased $1.3 million (2.8%) to $47.9 million.

ABPU: Videotron’s total ABPU was $49.94 in the fourth quarter of 2021, compared with $50.21 in the same period of 2020, a $0.27 (-0.5%) decrease. Mobile ABPU was $48.57 in the fourth quarter of 2021, compared with $50.52 in the same period of 2020, a $1.95 (-3.9%) decrease due in part to the popularity of BYOD plans.

Customer statistics

RGUs – 43,000 (0.7%) unit increase in the fourth quarter of 2021 compared with an increase of 43,000 in the same period of 2020.

Mobile telephony – 30,600 (1.9%) subscriber-connection increase in the fourth quarter of 2021 compared with an increase of 28,500 in the same period of 2020.

Internet access – 8,100 (0.4%) subscriber increase in the fourth quarter of 2021 compared with an increase of 27,000 in the same period of 2020.

Television – 9,400 (-0.7%) subscriber decrease in the fourth quarter of 2021 compared with a decrease of 6,200 in the same period of 2020.

Wireline telephony – 22,500 (-2.7%) subscriber-connection decrease in the fourth quarter of 2021 compared with a decrease of 23,100 in the same period of 2020.

OTT video – 36,200 (7.7%) subscriber increase in the fourth quarter of 2021 compared with an increase of 16,800 in the same period of 2020.

Adjusted EBITDA: $466.5 million, a $15.2 million (-3.2%) decrease due primarily to:

●increases in some operating expenses, including IT, administrative, engineering and advertising costs;
●impact of increases in the cost of equipment sold.

Cost/revenue ratio: Employee costs and purchases of goods and services, expressed as a percentage of revenues, were 51.1% in the fourth quarter of 2021 compared with 48.8% in the same period of 2020. The increase was mainly due to increases in some operating expenses and in the cost of equipment sold.

Net income attributable to shareholders: $181.1 million in the fourth quarter of 2021, compared with $183.8 million in the same period of 2020, an unfavourable variance of $2.7 million.

●The unfavourable variance was mainly due to:
o	$15.2 million decrease in adjusted EBITDA;
o	$8.4 million increase in financial expenses.
●The main favourable variances were:
o	$16.8 million decrease in the depreciation and amortization charge;
o	$1.4 million favourable variance in restructuring of operations and other items;
o	$1.3 million decrease in the income tax expense.

Adjusted cash flows from operations: $358.4 million in the fourth quarter of 2021 compared with $317.1 million in the same period of 2020 (Table 12). The $41.3 million increase was caused by a $29.0 million decrease in additions to property, plant and equipment due to a general slowdown in investment following a review of the strategic priorities, and a $27.5 million decrease in additions to intangible assets, also due to the strategic priorities review, partially offset by the $15.2 million decrease in adjusted EBITDA.

Cash flows from continuing operating activities: $371.0 million, an $8.2 million increase due mainly to the favourable net change in non-cash balances related to operating activities partially offset by the increase in current income taxes and the decrease in adjusted EBITDA.

Depreciation and amortization charge: $180.7 million in the fourth quarter of 2021, a $16.8 million decrease due mainly to the impact of the revision in the fourth quarter of 2020 of the depreciation period for some capital assets in consideration of technological developments, and the impact of the decrease in investments in property, plant and equipment and in intangible assets, including lower spending related to the leasing of set-top boxes.

Financial expenses: $57.4 million in the fourth quarter of 2021, an $8.4 million increase caused mainly by higher average indebtedness. Reductions in financial expenses were mainly due to the impact of lower average interest rates on long-term debt.

Loss on valuation and translation of financial instruments: $0.1 million in the fourth quarter of 2021, a $0.7 million decrease.

Charge for restructuring of operations and other items: $2.8 million in the fourth quarter of 2021, a $1.4 million favourable variance.

Income tax expense: $44.4 million in the fourth quarter of 2021 (effective tax rate of 27.3%), compared with $45.7 million in the same period of 2020 (effective tax rate of 25.9%), a $1.3 million favourable variance caused essentially by the impact of the decrease in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

2020/2019 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of operations and cash flows

Revenues: $3.62 billion in 2020, a $146.4 million (4.2%) increase.

●Revenues from the mobile telephony service increased $57.8 million (9.6%) to $658.5 million, due primarily to an increase in the number of subscriber connections, partially offset by a decrease in average per-subscriber revenues.
●Revenues from Internet access services increased $17.1 million (1.5%) to $1.13 billion, due mainly to an increase in the customer base, partially offset by a decrease in average per-subscriber revenues.

●Revenues from television services decreased $70.8 million (-7.3%) to $903.6 million, due primarily to the impact of the net decrease in the customer base.
●Revenues from the wireline telephony service decreased $2.7 million (-0.8%) to $338.4 million, mainly because of the impact of the net decrease in subscriber connections, largely offset by higher average per-connection revenues due in part to increases in some rates.
●Revenues from customer equipment sales increased $139.1 million (51.6%) to $408.9 million, mainly because of the impact of equipment sales related to the Helix platform launched on August 27, 2019 and higher sales of mobile devices.
●Other revenues increased $5.9 million (3.4%) to $181.7 million, mainly reflecting higher revenue in OTT video services.

Total ABPU: Videotron’s total ABPU was $49.94 in 2020 compared with $50.00 in 2019, a $0.06 (-0.1%) decrease. Mobile ABPU was $50.85 in 2020, compared with $52.56 in 2019, a $1.71 (-3.3%) decrease due in part to a decrease in overage and roaming revenues caused by the COVID-19 public health crisis and the popularity of BYOD plans.

Customer statistics

RGUs – The total number of RGUs was 6,147,900 at December 31, 2020, an increase of 71,700 (1.2%) in 2020 compared with an increase of 85,900 in 2019 (Table 2).

Mobile telephony – The number of subscriber connections to the mobile telephony service stood at 1,481,100 at December 31, 2020, an increase of 150,600 (11.3%) in 2020 compared with an increase of 176,700 in 2019 (Table 2).

Internet access – The number of subscribers to the Internet access service stood at 1,796,800 at December 31, 2020, an increase of 69,500 (4.0%) in 2020 compared with an increase of 22,800 in 2019 (Table 2).

Television – The number of subscribers to television services stood at 1,475,600 at December 31, 2020, a decrease of 56,200 (-3.7%) in 2020 compared with a decrease of 65,500 in 2019 (Table 2).

Wireline telephony – The number of subscriber connections to the wireline telephony service stood at 924,700 at December 31, 2020, a decrease of 102,600 (-10.0%) in 2020 compared with a decrease of 86,600 in 2019 (Table 2).

OTT video – The number of subscribers to OTT video services stood at 469,700 at December 31, 2020, an increase of 10,400 (2.3%) in 2020 compared with an increase of 38,500 in 2019 (Table 2).

Adjusted EBITDA: $1.86 billion, a $61.6 million (3.4%) increase due primarily to:

●impact of the net revenue increase.

Partially offset by:

●net increase in operating expenses, due mainly to cost increases related to the popularity of the Helix platform, which continues to grow, partially offset by the impact of prudent management of other costs.

The unfavourable variance in the comparative results caused by recognition of a one-time gain in 2019 was partially offset by a favourable variance due to the updating of certain provisions in 2020.

Cost/revenue ratio: Employee costs and purchases of goods and services, expressed as a percentage of revenues, were 48.5% in 2020 compared with 48.1% in 2019.

Net income attributable to the shareholder: $728.4 million in 2020, compared with $833.2 million in 2019, a $104.8 million decrease due primarily to:

●$81.1 million decrease in income from discontinued operations;
●$58.2 million increase in depreciation and amortization;
●$9.2 million increase in restructuring of operations and other items;
●$8.8 million increase in income tax expense;
●$8.5 million increase in financial expenses.

Partially offset by:

●$61.6 million increase in adjusted EBITDA.

Adjusted cash flows from operations: $1.27 billion in 2020 compared with $1.12 billion in 2019 (Table 12). The $143.4 million (12.7%) increase was due primarily to a $57.1 million decrease in additions to property, plant and equipment, mainly attributable to lower spending related to the leasing of set-top boxes and the postponement of some investments during the COVID-19 pandemic, as well as a $24.7 million decrease in additions to intangible assets, also due to the postponement of some investments, and the $61.6 million increase in adjusted EBITDA.

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

●In 2020, $21.0 million charges were recorded in connection with cost reduction initiatives, and $8.4 million charge was recognized in connection with impairment of assets.
●In 2019, $15.3 million charge was recognized in connection with impairment of assets, and $4.9 million charges were recorded in connection with cost reduction initiatives.

Income tax expense: $187.9 million in 2020 (effective tax rate of 26.4%), compared with $179.1 million in 2019 (effective tax rate of 26.1%), a $8.8 million unfavourable variance. The increase is mainly due to changes in tax consolidation arrangements with the parent corporation. The effective tax rate is calculated considering only taxable and deductible items.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date. This section should be read in conjunction with the discussion of trends under “Trend Information” above, the risk factor analysis under “Item 3. Key Information – B. Risk Factors” above, and the financial risk analysis under “Financial Instruments and Financial Risk Management” below.

Operating activities

2021 financial year

Cash flows provided by continuing operating activities: $1.24 billion in 2021 compared with $1.45 billion in 2020.

The $211.4 million decrease was mainly due to:

●$165.1 million unfavourable net change in non-cash balances related to operating activities, due primarily to unfavourable variances in accounts receivable, income tax payable and inventory, partially offset by the favourable variance in contract assets and deferred revenues;
●$47.0 million increase in current income taxes;
●$23.3 million increase in the cash portion of financial expenses.

Partially offset by:

●$11.3 million increase in adjusted EBITDA;
●$10.2 million favourable variance in the cash portion of restructuring of operations and other items.

The unfavourable net change in non-cash items related to operating activities and the increase in cash portion of financial expenses and in current income taxes had an unfavourable impact on cash flows provided by continuing operating activities in 2021 compared with 2020, while the increase in profitability had a favourable impact.

2020 financial year

Cash flows provided by continuing operating activities: $1.45 billion in 2020, compared with $1.32 billion in 2019.

The $136.5 million increase was primarily due to:

●	$194.7 million favourable net change in non-cash operating assets and liabilities, due primarily to favourable variances in income taxes payable;
●	$61.6 million increase in adjusted EBITDA.

Partially offset by:

●	$93.6 million increase in current income tax expense;
●	$16.1 million increase in cash portion related to restructuring of operations and other items;
●	$7.8 million increase in the cash portion of financial expenses.

The favourable net variance in income tax payable and in other non-cash items and the increase in profitability had a favourable impact on cash flows provided by continuing operating activities in 2020 compared with 2019.

Working capital: negative $56.0 million at December 31, 2021, compared with negative $199.4 million at December 31, 2020. The $143.4 million favourable variance was due primarily to an increase in accounts receivable and inventory, and a decrease in accounts payable, accrued charges and provisions, partially offset by a decrease in cash and cash equivalents and in contract assets.

Investing activities

2021 financial year

Cash flows used for additions to property, plant and equipment: $407.2 million in 2021 compared with $429.2 million in 2020. The $22.0 million decrease reflects a $11.3 million favourable net change in current non-cash items and a decrease in investments of $10.7 million.

Cash flows used for additions to intangible assets: $986.1 million in 2021 compared with $180.2 million in 2020. The $805.9 million increase mainly reflects the acquisition of spectrum licences in the 3500 MHz band for a total of $830.0 million.

Proceeds from disposal of assets: $7.7 million in 2021 compared with $3.5 million in 2020.

Net business acquisitions: $6.7 million in 2021 compared with $32.9 million in 2020. The $26.2 million decrease reflects, in part, the acquisition of Télédistribution Amos inc. in 2020.

2020 financial year

Cash flows used for additions to property, plant and equipment: $429.2 million in 2020, compared with $476.8 million in 2019. The $47.6 million reduction consists of $57.1 million due primarily to a decrease in investments related to the leasing of digital set-top boxes and the postponement of some investments because of the COVID-19 pandemic, partially offset by a $9.5 million net unfavourable variance in current non-cash items.

Cash flows used for additions to intangible assets: $180.2 million in 2020, compared with $468.1 million in 2019. The $287.9 million decrease was due to the acquisition of spectrum licences in the 600 MHz band for $255.8 million in 2019, to a $24.7 million decrease mainly due to the postponement of investments because of COVID-19 pandemic and to a $7.4 million net favourable variance in non-cash items.

Business acquisitions: $32.9 million in 2020, consisted of the acquisition of Télédistribution Amos inc.

Proceeds from disposal of assets: $3.5 million in 2020, compared with $4.1 million in 2019.

Business disposal: $100.7 million in 2019, consisting of the sale of the operations of the 4Degrees Colocation Inc. data centers.

Financing activities

2021 financial year

Consolidated debt (long-term debt plus bank indebtedness): $1.27 million increase in 2021; $208.1 million reduction in net assets related to derivative financial instruments.

●Additions to debt in 2021 essentially consisted of:
o	issuance on January 22, 2021 by Videotron of $650.0 million aggregate principal amount of 3.125% Senior Notes maturing on January 15, 2031 for net proceeds of $644.0 million, net of financing costs of $6.0 million;

o	issuance on June 17, 2021 by Videotron of $750.0 million aggregate principal amount of 3.625% Senior Notes maturing on June 15, 2028, for net proceeds of $743.2 million, net of financing costs of $6.8 million. Videotron also issued US$500.0 million aggregate principal amount of 3.625% Senior Notes maturing on June 15, 2029, for net proceeds of $599.6 million, net of financing costs of $5.8 million;
o	$285.0 million increase in Videotron’s drawings on its secured revolving credit facility.
●Debt reductions in 2021 essentially consisted of:
o	early redemption by Videotron on July 6, 2021 of the entirety of its 5.000% Senior Notes due July 15, 2022, in aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount, in accordance with a notice issued on June 3, 2021;
o	$18.5 million favourable impact of exchange rate fluctuations. The consolidated debt reduction attributable to this item was offset by the decrease in the asset (or increase in the liability) related to derivative financial instruments.
●	Assets and liabilities related to derivative financial instruments totalled a net asset of $325.3 million at December 31, 2020 compared with $117.2 million at December 31, 2021. The $208.1 million decrease was mainly due to:
o	unwinding of Videotron’s hedges in an asset position in connection with the early redemption on July 6, 2021 of its 5.000% Senior Notes in aggregate principal amount of US$800.0 million;
o	unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments;
o	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

2020 financial year

Consolidated debt (long-term debt plus bank indebtedness): $135.8 million decrease in 2020.

●Summary of debt decreases in 2020:
o	$89.3 million decrease in drawings under the secured revolving credit facility;
o	$52.9 million favourable impact of exchange rate fluctuations. This decrease in long-term debt was offset by the decrease in the asset (or increase in the liability) related to derivative financial instruments;
o	$7.1 million decrease in bank indebtedness.
●Summary of debt increases in 2020:
o	$7.7 million change in the fair value related to hedged interest rate risk;
o	$5.9 million decrease in financing costs, net of amortization.
●Assets and liabilities related to derivative financial instruments totalled a net asset of $388.8 million at December 31, 2019 compared with $325.3 million at December 31, 2020. The $63.5 million net unfavourable variance was mainly due to the unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Financial Position

Net available liquidity: $1.22 billion at December 31, 2021 for Videotron and its wholly owned subsidiaries, consisting of $1.21 billion in available unused revolving credit facilities and $8.9 million in cash and cash equivalents.

Consolidated debt (long-term debt plus bank indebtedness): $5.38 billion at December 31, 2021, a $1.27 billion increase compared with December 31, 2020; $208.1 million reduction in net assets related to derivative financial instruments (see “Financing activities” above).

As at December 31, 2021, minimum principal payments on long-term debt in the coming years are as follows:

Table 3

Minimum principal payments on Corporation’s long-term debt

12 months ending December 31

(in millions of Canadian dollars)

2022	$—
2023	285.0
2024	758.2
2025	400.0
2026	375.0
2027 and thereafter	3,590.0
Total	$5,408.2

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of the Corporation’s consolidated debt was approximately 5.8 years as of December 31, 2021, compared with 5.1 years as of December 31, 2020. After taking into account hedging instruments, the debt consisted of approximately 91.4% fixed-rate debt (95.4% at December 31, 2020) and 8.6% floating-rate debt (4.6% at December 31, 2020).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt and lease repayments, pension plan contributions, share repurchases and dividends or distributions to the shareholder in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. At December 31, 2021, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

For the year ended December 31, 2021, the Corporation paid $585.0 million in common dividends to the parent corporation, compared with $611.0 million in 2020. The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

Purchase of shares of Quebecor Media and servicing of subsidiary subordinated loan: Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into certain transactions described below that have the effect of using tax losses of Quebecor Media and its subsidiares.

Tax Consolidation Arrangements with the Parent Corporation

On October 11, 2019, the Corporation contracted a subordinated loan of $2,950.0 million from Quebecor Media, bearing interest at a rate of 10.0%, payable semi-annually, and maturing on October 11, 2049. On the same day, the Corporation invested the total proceeds of $2,950.0 million into 2,950,000 preferred shares, Series D, of 9346-9963 Québec Inc. These shares carry the right to receive an annual dividend of 10.1%, payable semi-annually.

On December 19, 2019, 9346-9963 Québec Inc. redeemed 2,950,000 preferred shares, Series D for a total cash consideration of $2,950.0 million. On the same day, the Corporation used the total proceeds of $2,950.0 million to repay its subordinated loans contracted from Quebecor Media.

On November 12, 2020, the Corporation contracted a subordinated loan of $1,700.0 million from Quebecor Media, bearing interest at a rate of 9.0%, payable semi-annually, and maturing on November 12, 2050. On the same day, the Corporation invested the total proceeds of $1,700.0 million into 1,700,000 preferred shares, Series L, of 9346-9963 Québec Inc. These shares carry the right to receive an annual dividend of 9.1%, payable semi-annually.

On December 18, 2020, 9346-9963 Québec Inc. redeemed 1,700,000 preferred shares, Series L for a total cash consideration of $1,700.0 million. On the same day, the Corporation used the total proceeds of $1,700.0 million to repay its subordinated loans contracted from Quebecor Media.

On October 1, 2021, the Corporation contracted a subordinated loan of $1,473.0 million from Quebecor Media, bearing interest at a rate of 8.5%, payable semi-annually, and maturing on October 1, 2051. On the same day, the Corporation invested the total proceeds of $1,473.0 million into 1,473,000 preferred shares, Series M, of 9346-9963 Québec Inc. These shares carry the right to receive an annual dividend of 8.6%, payable semi-annually.

On December 10, 2021, 9346-9963 Québec Inc. redeemed 1,473,000 preferred shares, Series M for a total cash consideration of $1,473.0 million. On the same day, the Corporation used the total proceeds of $1,473.0 million to repay its subordinated loans contracted from Quebecor Media.

All these transactions were carried out for tax consolidation purposes of Quebecor Media and its subsidiaries.

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

Reduction of paid-up capital

During the year ended December 31, 2019, the Corporation reduced its paid-up capital for total cash consideration of $465.0 million.

During the year ended December 31, 2021, the Corporation reduced its paid-up capital for cash consideration of $720.0 million.

Analysis of consolidated balance sheet

Table 4

Consolidated balance sheet of the Corporation

Analysis of main variances between December 31, 2021 and 2020

(in millions of Canadian dollars)

	Dec. 31, 2021[1]	Dec. 31, 2020	Difference	Main reasons for difference
Assets
Cash and cash equivalents	$10.5	$74.0	$(63.5)	Cash flows used in investing activities
Accounts receivable	530.4	358.4	172.0	Impact of current variances in activities, including increased financing of equipment sales, and current portion of government credits receivable for major capital projects
Contract assets	129.4	174.9	(45.5)	Increased financing of equipment sales
Inventories	153.4	119.9	33.5	Impact of current variances in activity
Property, plant and equipment	2,761.6	2,879.5	(117.9)	Depreciation for the period less additions to property, plant and equipment
Intangible assets	2,212.0	1,351.4	860.6	Acquisition of spectrum in the 3500 MHz band, additions to intangible assets and business acquisitions, less amortization for the period
Derivative financial instruments[2]	117.2	325.3	(208.1)	See “Financing activities”
Liabilities

Accounts payable, accrued charges and provisions	568.4	608.0	(39.6)	Impact of current variances in activity
Long-term debt	5,380.1	4,111.5	1,268.6	See “Financing activities”
Other liabilities	188.3	252.6	(64.3)	Gain on remeasurement of defined benefit plans less upward adjustment of liabilities related to dismantling of assets

1	The “restricted cash” and “deferred subsidies” line items are combined for purposes of the analysis.
2	Long-term assets less long-term liabilities.

ADDITIONAL INFORMATION

Contractual obligations

At December 31, 2021, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 5 below shows a summary of these contractual obligations.

Table 5

Contractual obligations of the Corporation as of December 31, 2021

(in millions of Canadian dollars)

		Under			5 years
	Total	1 year	1-3 years	3-5 years	or more

Long-term debt[1]	$5,408.2	$—	$1,043.2	$775.0	$3,590.0
Interest payments on long-term debt[2]	1,294.7	189.9	437.7	337.3	329.8
Lease liabilities	153.8	35.0	59.8	33.1	25.9
Interest payments on lease liabilities	19.8	5.9	7.8	3.8	2.3
Additions to property, plant and equipment and other commitments	514.5	112.9	149.8	105.4	146.4
Derivative financial instruments[3]	(76.2)	—	(96.0)	—	19.8
Total contractual obligations	$7,314.8	$343.7	$1,602.3	$1,254.6	$4,114.2
[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2021.
[3]	Estimated future receipts, net of future disbursements, related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt using derivative financial instruments.

Significant commitments included in Table 5

The Corporation has 20-year service sharing and exchange agreements with Rogers Communications Inc. to build out and operate an LTE network in Québec and the Ottawa area. It also has an agreement with Comcast Corporation to develop an innovative Internet Protocol Television (“IPTV”) delivery solution, as well as agreements for the roll-out of LTE-A and 5G technologies and the purchase of mobile devices. As at December 31, 2021, the balance of those commitments stood at $425.2 million.

Pension plan contributions

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefit plans will be $27.1 million in 2022, based on the most recent financial actuarial reports filed (contributions of $30.0 million were paid in 2021).

Related party transactions

The following Table 6 describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. These transactions were accounted for at the consideration agreed between the parties.

Table 6

Related party transactions

(in millions of Canadian dollars)

	2021	2020	2019

Ultimate parent and parent corporation:
Revenues	$0.4	$0.4	$0.5
Purchase of goods and services	10.2	9.6	9.9
Operating expenses recovered	(2.3)	(1.4)	(2.6)

Corporations under common control:
Revenues	5.3	4.9	5.5
Purchase of goods and services	109.7	95.7	123.2
Operating expenses recovered	0.4	(1.4)	(3.0)

Other affiliated corporations
Purchase of goods and services	10.6	5.6	2.1
Acquisition of property, plant and equipment and intangible assets	4.6	—	—

Off-balance sheet arrangements

Guarantees

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Business and asset disposals

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Corporation may agree to indemnify against claims related to the past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Corporation has not accrued any amount in respect of these items on the consolidated balance sheets.

Outsourcing companies and suppliers

In the normal course of its operations, the Corporation enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Corporation agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Corporation provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued on the consolidated balance sheets with respect to these indemnifications.

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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, restricted cash, trade receivables, contract assets, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency;  and (ii) to achieve a targeted balance of fixed- and floating rate debt. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Table 7

Description of derivative financial instruments

at December 31, 2021

(in millions of dollars)

Foreign exchange forward contracts

	CAN dollar
	average
	exchange
	rate per
	one U.S.	Notional	Notional
Maturity	dollar	amount sold	amount bought
Less than 1 year	1.2578	$177.4	US$	141.0

Cross-currency swaps

Hedged item	Hedging instrument
					CAN dollar
					exchange
					rate
					on interest
					and
				Annual interest	capital
				rate on notional	payments
		Notional		amount in	per one
	Period covered	amount		CAN dollars	U.S. dollar
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptance 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$	600.0	4.82%	1.3407
3.625% Senior Notes due 2029	2021 to 2029	US$	500.0	4.04%	1.2109

Certain cross-currency swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The losses on valuation and translation of financial instruments for 2021, 2020 and 2019 are summarized in Table 8.

Table 8

Loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	2021	2020	2019
Loss on the ineffective portion of fair value hedges	$0.4	$1.2	$0.6

A $4.6 million gain on cash flow hedges was recorded under other comprehensive income in 2021 (loss of $17.1 million in 2020 and gain of $50.6 million in 2019).

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

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2021 and 2020 were as follows:

Table 9

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	2021		2020
	Carrying	Fair	Carrying	Fair
Asset (liability)	value	value	value	value
Long-term debt[1]	$(5,408.2)	$(5,470.2)	$(4,120.0)	$(4,419.2)
Derivative financial instruments[2]
Foreign exchange forward contracts	0.9	0.9	(8.0)	(8.0)
Cross-currency swaps	116.3	116.3	333.3	333.3
[1]	The carrying value of long-term debt excludes the fair value of long-term debt related to hedged interest rate risk and financing costs.
[2]

The net fair value of derivative financial instruments designated as cash flow hedges is an asset position of $83.0 million as of December 31, 2021 ($280.7 million at December 31, 2020) and the net fair value of derivative financial instruments designated as fair value hedges is an asset position of $34.2 million as of December 31, 2021 ($44.6 million at December 31, 2020).

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

The gross carrying amounts of financial assets represent the maximum credit exposure. As of December 31, 2021, the gross carrying amount of trade receivables and contract assets, including their long-term portions, was $751.1 million ($638.5 million as of December 31, 2020).

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. The Corporation uses its customers’ historical terms of payment and acceptable collection periods for each customer class, as well as changes in its customers’ credit profiles, to define default to collect amounts receivable from customers, including contract assets.

As of December 31, 2021, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2021, the provision for expected credit losses represented 1.9% of the gross amount of trade receivables and contract assets (2.5% as of December 31, 2020), while 5.3% of trade receivables were 90 days past their billing date (4.1% as of December 31, 2020).

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2021 and 2020:

	2021	2020
Balance at beginning of year	$15.7	$14.3
Changes in expected credit losses charged to income	16.6	20.0
Write-off	(17.9)	(18.6)
Balance at end of year	$14.4	$15.7

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

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 5.8 years as of December 31, 2021, compared with 4.1 years as of December 31, 2020.

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S. - dollar - denominated debt, purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S. - dollar - denominated debt obligations outstanding as of December 31, 2021, and to hedge its exposure on certain purchases of set-top boxes, gateways, modems, mobile devices and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2021 is as follows:

		Other
		comprehensive
Increase (decrease)	Income	income
Increase of $0.10	$0.7	$31.0
Decrease of $0.10	(0.7)	(31.0)

A variance of $0.10 in the 2021 average exchange rate of CAN dollar per one U.S. dollar would have resulted in a variance of $8.8 million on the value of unhedged purchases of goods and services and $6.6 million on the value of unhedged acquisitions of tangible and intangible assets in 2021.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency swap agreements in order to manage cash flow risk exposure. After taking into account hedging instruments, the debt consisted of approximately 91.4% fixed-rate debt, compared with 95.4% at December 31, 2020, and 8.6% floating-rate debt, compared with 4.6% at December 31, 2020.

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2021 was $4.6 million.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments, as of December 31, 2021, as per the Corporation’s valuation models, is as follows:

		Other
		comprehensive
Increase (decrease)	Income	income
Increase of 100 basis points	$(0.7)	$(2.5)
Decrease of 100 basis points	0.7	2.5

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, lease liabilities, derivative financial instruments, cash and cash equivalents and promissory note to the parent corporation. The capital structure as of December 31, 2021 and 2020 is as follows:

Table 10

Capital structure of the Corporation

(in millions of Canadian dollars)

	2021	2020

Long-term debt	$5,380.1	$4,111.5
Lease liabilities	153.8	142.3
Derivative financial instruments	(117.2)	(325.3)
Cash and cash equivalents	(10.5)	(74.0)
Promissory note to the parent corporation	(160.0)	(160.0)
Net liabilities	5,246.2	3,694.5
Equity	$(338.3)	$188.5

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

In August 2021, a competitor launched legal proceedings in Federal Court contesting the awarding of licences in the 3500 MHZ band in Western Canada to Videotron. This case is currently before the Court.

On August 15, 2019, the CRTC issued an order to finalize the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 had been invoiced to resellers and accounted for in the Corporation’s consolidated financial statements on the basis of the effective date of March 31, 2016. The new proposed rates were substantially lower than the interim rates. On May 27, 2021, the CRTC restored, in a final decision, the interim rates that had been in effect since 2016. Accordingly, no adjustments are necessary to the consolidated financial statements.

Critical Accounting Policies and Estimates

Revenue recognition

The Corporation accounts for a contract with a customer only when all of the following criteria are met:

●	the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations;
●	the entity can identify each party’s rights regarding the goods or services to be transferred;
●	the entity can identify the payment terms for the goods or services to be transferred;

●	the contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and
●	it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services to be transferred to the customer.

The portion of revenues that is invoiced and unearned is presented as “Deferred revenue” on the consolidated balance sheets. Deferred revenue is usually recognized as revenue in the subsequent year.

The Corporation provides services under multiple deliverable arrangements, mainly for mobile contracts in which the sale of mobile devices is bundled with telecommunication services over the contract term. The total consideration from a contract with multiple deliverables is allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation. The total consideration can be comprised of an upfront fee or a number of monthly installments for the equipment sale and a monthly fee for the telecommunication service. Each performance obligation of multiple deliverable arrangements is then separately accounted for based on its allocated consideration amount.

The Corporation does not adjust the amount of consideration allocated to the equipment sale for the effects of a financing component since this component is not significant.

The Corporation segment recognizes each of its main activities’ revenues as follows:

●	operating revenues from subscriber services, such as television distribution, Internet access, wireline and mobile telephony, and OTT video services are recognized when services are provided;
●	revenues from equipment sales to subscribers are recognized when the equipment is delivered;
●	operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided; and
●	wireline connection and mobile activation revenues are deferred and recognized respectively as revenues over the period of time the customer is expected to remain a customer of the Corporation and over the contract term.

When a mobile device and a service are bundled under a single mobile contract, the term of the contract is generally 24 months.

The portion of mobile revenues earned without being invoiced is presented as contract assets on the consolidated balance sheets. Contract assets are realized over the term of the contract.

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

Based on the data and assumptions used in its last impairment test, the Corporation believes that there is no significant amount of long-lived assets with finite useful lives, or goodwill and intangible assets with indefinite useful lives, on its books at this time that present a significant risk of impairment in the near future.

The net book value of goodwill as at December 31, 2021 was $542.6 million, and the net book value of intangible assets with indefinite useful lives as at December 31, 2021 was $1.56 billion.

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

The Corporation generally enters into the following types of derivative financial instruments.

●	The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.

●	The Corporation uses cross-currency swaps to hedge (i) foreign currency rate exposure on interest and principal payments on foreign currency denominated debt and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency swaps that set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting an interest rate from a floating rate to a floating rate or from a fixed rate to a fixed rate, are designated as cash flow hedges. The cross-currency swaps are designated as fair value hedges when they set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting the interest rate from a fixed rate to a floating rate.
●	The Corporation has established a hedge ratio of one for one for all its hedging relationships as the underlying risks of its hedging derivatives are identical to the hedged item risks.

The Corporation measures and records the effectiveness of its hedging relationships as follows.

●	For cash flow hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of a hypothetical derivative that simulates cash flows of the hedged items.
●	For fair value hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of the hedged item attributable to the hedged risk.
●	Most of the Corporation’s hedging relationships are not generating material ineffectiveness. The ineffectiveness, if any, is recorded in the consolidated statements of income as a gain or loss on valuation and translation of financial instruments.

Under hedge accounting, the Corporation applies the following accounting policies.

●	For derivative financial instruments designated as fair value hedges, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.
●	For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated “other comprehensive income” are reclassified to income when the variability in the cash flows of the hedged item affects income.

Any change in the fair value of derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

Derivative financial instruments that do not qualify for hedge accounting, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a fair value basis on the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in the consolidated statements of income as a gain or loss on valuation and translation of financial instruments.

Pension plans and postretirement benefits

The Corporation offers defined contribution pension plans and defined benefit pension plans to some of its employees.

The Corporation’s defined benefit obligations with respect to defined benefit pension plans and postretirement benefits are measured at present value and assessed on the basis of a number of economic and demographic assumptions which are established with the assistance of the Corporation’s actuaries. Key assumptions relate to the discount rate, the rate of increase in compensation, retirement age of employees, healthcare costs, and other actuarial factors. Defined benefit pension plan assets are measured at fair value and consist mainly of equities and corporate and government fixed-income securities.

Remeasurements of the net defined benefit liability or asset are recognized immediately in other comprehensive income.

Recognition of a net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the present value of future contributions to the plan, to the extent that the Corporation can unilaterally reduce those future contributions. In addition, an adjustment to the net benefit asset or the net benefit liability can be recorded to reflect a minimum funding liability in a certain number of the Corporation’s pension plans. The assessment of the amount recoverable in the future and the minimum funding liability is based on a number of assumptions, including future service costs and future plan contributions.

The Corporation considers all the assumptions used to be reasonable in view of the information available at this time. However, variances from certain of those assumptions may have a significant impact on the costs and obligations of pension plans and postretirement benefits in future periods.

Share-based compensation

Stock-based awards to employees that call for settlement in cash, deferred share units (“DSUs”) or performance share units (“PSUs”), or that call for settlement in cash at the option of the employee, as stock options awards, are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

The fair value of DSUs and PSUs is based on the underlying share price at the date of valuation. The fair value of stock option awards is determined by applying an option pricing model, taking into account the terms and conditions of the grant and assumptions such as the risk-free interest rate, distribution yield, expected volatility, and the expected remaining life of the option.

Provisions

Provisions are recognized (i) when the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and (ii) when the amount of the obligation can be reliably estimated. Restructuring costs, comprised primarily of termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised in those affected that the plan will be carried out.

Provisions are reviewed at each consolidated balance sheet date and changes in estimates are reflected in the consolidated statements of income in the reporting period in which the changes occur.

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

Contract costs

Incremental and direct costs, such as costs to obtain a contract, mainly sales commissions, or the cost of connecting a subscriber to the Corporation’s telecommunication network, are included in contract costs and amortized over the period of time the customer is expected to maintain its service or over the contract term. The amortization of contract costs is included in purchase of goods and services in the consolidated statements of income.

Provision for expected credit losses

The Corporation maintains a provision to cover anticipated credit losses from customers who are unable to pay their debts. The provision is reviewed periodically, considering the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions.

Business acquisitions

A business acquisition is accounted for by the acquisition method. The cost of an acquisition is measured at the fair value of the consideration given in exchange for control of the business acquired at the acquisition date. This consideration can be comprised of cash, assets transferred, financial instruments issued, or future contingent payments. The identifiable assets and liabilities of the acquired business are recognized at their fair value at the acquisition date. Goodwill is measured and recognized as the excess of the fair value of the consideration paid over the fair value of the recognized identifiable assets acquired and liabilities assumed.

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

Interpretation of laws and regulations

Interpretation of laws and regulations, including those of the CRTC and tax regulations, requires judgment from management and could have an impact on revenue recognition, provisions, income taxes and capital expenditures in the consolidated financial statements.

Tax credits and government assistance

The Corporation receives tax credits mainly related to its research and development activities and has access to several government programs designed to support large investment projects and the roll-out of high-speed Internet services in various regions of Québec. Government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are being met.

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

Leases

The Corporation recognizes, for most of its leases, a right-of-use asset and a lease liability at the commencement of a lease. The right-of-use asset and the lease liability are initially measured at the present value of lease payments over the lease term, less incentive payments received, using the Corporation incremental borrowing rate or the interest rate implicit in the lease at that date. The term of the lease is comprised of the initial lease term and any additional period for which it is reasonably certain that the Corporation will exercise its extension option.

Right-of-use assets are depreciated over the shorter of the lease term or the useful life of the underlying asset.

Interest on lease liabilities is recorded in the consolidated statements of income as financial expenses and principal payments on the lease liability are presented as part of financing activities in the consolidated statements of cash flows.

Non-IFRS financial measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA and adjusted cash flows from operations are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing, income tax, and (loss) income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. The Corporation also uses other measures that do reflect such costs, such as adjusted cash flows from operations. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 11 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2021 and 2020 presented in Table 11 below is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 11

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

				Three months
	Years ended December 31			ended December 31
	2021	2020	2019	2021	2020
Adjusted EBITDA	$1,875.7	$1,864.4	$1,802.8	$466.5	$481.7
Depreciation and amortization	(717.8)	(743.8)	(685.6)	(180.7)	(197.5)
Financial expenses	(232.1)	(208.5)	(200.0)	(57.4)	(49.0)
Loss on valuation and translation of financial instruments	(0.4)	(1.2)	(0.6)	(0.1)	(0.8)
Restructuring of operations and other items	(11.6)	(29.4)	(20.2)	(2.8)	(4.2)
Loss on debt refinancing	(40.1)	—	—	—	—
Income taxes	(180.3)	(187.9)	(179.1)	(44.4)	(45.7)
Income (loss) from discontinued operations	—	34.8	115.9	—	(0.7)
Net income	$693.4	$728.4	$833.2	$181.1	$183.8

Adjusted cash flows from operations

Adjusted cash flows from operations

Adjusted cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Adjusted cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Adjusted cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Adjusted cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by the operations of all of its segments, on a consolidated basis, in addition to the operating cash flows generated by each segment. Adjusted cash flows from operations is also relevant because it is a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of adjusted cash flows from operations may not be identical to similarly titled measures reported by other companies.

Tables 12 and 13 provide a reconciliation of adjusted cash flows from operations to cash flows provided by continuing operating activities reported in the consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2021 and 2020 presented in tables 12 and 13 is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 12

Adjusted cash flows from operations

(in millions of Canadian dollars)

				Three months
	Years ended December 31			ended December 31
	2021	2020	2019	2021	2020
Adjusted EBITDA	$1,875.7	$1,864.4	$1,802.8	$466.5	$481.7
Additions to property, plant and equipment [1]	(391.4)	(402.1)	(459.2)	(74.9)	(103.9)
Additions to intangible assets [2]	(145.6)	(194.0)	(218.7)	(33.2)	(60.7)
Adjusted cash flows from operations	$1,338.7	$1,268.3	$1,124.9	$358.4	$317.1

1 Reconciliation to cash flows used for additions to property, plant and equipment as per consolidated financial statements:				Three months ended
	Years ended December 31			December 31
	2021	2020	2019	2021	2020
Additions to property, plant and equipment	$(391.4)	$(402.1)	$(459.2)	$(74.9)	$(103.9)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(15.8)	(27.1)	(17.6)	(8.6)	(13.1)
Cash flows used for additions to property, plant and equipment	$(407.2)	$(429.2)	$(476.8)	$(83.5)	$(117.0)

[2] Reconciliation to cash flows used for additions to intangible assets as per consolidated financial statements:				Three months ended
	Years ended December 31			December 31
	2021	2020	2019	2021	2020
Additions to intangible assets	$(145.6)	$(194.0)	$(218.7)	$(33.2)	$(60.7)
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(10.5)	13.8	6.4	1.8	47.3
Cash flows used for licence acquisitions	(830.0)	—	(255.8)	(664.0)	—
Cash flows used for additions to intangible assets	$(986.1)	$(180.2)	$(468.1)	$(695.4)	$(13.4)

Table 13

Cash flows from operations and cash flows provided by continuing operating activities reported in the consolidated financial statements

(in millions of Canadian dollars)

				Three months
	Years ended December 31			ended December 31
	2021	2020	2019	2021	2020
Adjusted cash flows from operations from Table 12	$1,338.7	$1,268.3	$1,124.9	$358.4	$317.1
Plus
Additions to property, plant and equipment	391.4	402.1	459.2	74.9	103.9
Additions to intangible assets	145.6	194.0	218.7	33.2	60.7
Adjusted EBITDA	1,875.7	1,864.4	1,802.8	466.5	481.7
Plus (minus)
Cash portion of financial expenses	(226.0)	(202.7)	(194.9)	(56.1)	(47.7)
Cash portion related to restructuring of operations and other items	(10.8)	(21.0)	(4.9)	(2.8)	(3.1)
Current income taxes	(235.5)	(188.5)	(94.9)	(59.8)	(24.1)
Other	0.5	(2.0)	0.3	0.4	(1.5)
Net change in non-cash balances related to operating activities	(163.5)	1.6	(193.1)	22.8	(42.5)
Cash flows provided by continuing operating activities	$1,240.4	$1,451.8	$1,315.3	$371.0	$362.8

Key performance indicators

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and OTT video services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

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

Total ABPU is calculated by dividing the combined average subscription billing for Internet access, television, OTT video, mobile and wireline telephony services by the total average number of RGUs from Internet access, television, mobile and wireline telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A-          Directors and Senior Management 1

The following table sets forth certain information concerning Videotron’s directors and executive officers at March 10, 2022:

Name and Municipality of Residence	Age	Position
THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D. Montréal, Québec	83	Director and Chairman of the Board

CHANTAL BÉLANGER, FCPA-FCGA, ASC-C.DIR (1) Blainville, Québec	69	Director and Chair of the Audit and Risk Management Committee

ANDRÉ P. BROSSEAU (1) Montréal, Québec	60	Director

MICHÈLE COLPRON, FCPA, FCA, ASC (1) Saint-Lambert, Québec	58	Director

SYLVIE LALANDE, ASC-C.DIR Lachute, Québec	71	Director

PIERRE KARL PÉLADEAU Montréal, Québec	60	President

PIERRE BONIN Pierrefonds, Québec	59	Senior Vice President, Market Expansion and Development

SYLVAIN BROSSEAU Varennes, Québec	59	Senior Vice President, Operations, Customer Service

FRÉDÉRIC DÉRY Montréal, Québec	46	Vice President, Sales and Marketing

MOHAMED DRIF Montréal, Québec	55	Senior Vice President and Chief Technology Officer

JEAN-FRANÇOIS LESCADRES Town of Mount-Royal, Québec	43	Vice President Finances

FRANCE-ÉLIANE NOLET La Prairie, Québec	44	Vice President, Business Revenue and Retail Network

JEAN-FRANÇOIS PARENT Nuns’ Island, Québec	42	Vice President and Treasurer

(1)   Member of the Audit and Risk Management Committee.

1 Mr. Normand Provost acted as Director, Chair of the Audit and Risk Management Committee and member of the Executive Committee during the entirety of the year 2021. On February 24, 2022, following the close of the period covered by this annual report, Mr. Normand Provost, announced his resignation, effective the same day.

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

Chantal Bélanger, Director and Chair of the Audit and Risk Management Committee. Ms. Bélanger has been a Director and member of the Audit and Risk Management Committee of Videotron, Quebecor and Quebecor Media since May 8, 2018. At the Laurentian Bank, where she held various positions from 1986 to 2006, she was Senior Vice President of Personal Banking Services for Québec, where she previously held the positions of Ombudsman and Director of Internal Audits and Information Systems. From 2012 to 2019, she was a Director, Vice President of the Board, Chair of the Internal Audit Committee and the Portfolio Valuation Committee and served on the Governance and Human Resources Committee at Capital régional et coopératif Desjardins. She was a Director and member of various board committees at Ovivo Inc. from 2011 to 2016, the year it was privatized. She was a Director and Chair of the Audit Committee at the Régie des Rentes du Québec from 2009 to 2015 and a Director at the Institut des administrateurs de sociétés from 2009 to 2013. She was a Director, Chair of the Audit Committee and a member of several committees for the Société des Alcools du Québec from 2002 to 2010. Ms. Bélanger has been a Director at the Société de services financiers Fonds FMOQ Inc. since 2014 and chairs its Audit Committee. Ms. Bélanger is a Fellow of the Ordre des comptables professionnels agréés du Québec (FCPA, FCGA) and holds a certificate in Corporate Governance from the CAS. She is also a qualified corporate director (ASC). Ms. Bélanger has been the Chair of the Board of the CAS since September 2017 and has served on its board since 2016. Ms. Bélanger currently serves as a Director, Chair of the Audit Committee and member of the Human Resources and Compensation Committee and of the Corporate Governance Committee of Lassonde Industries Inc.

André P. Brosseau, Director and member of the Audit and Risk Management Committee. Mr. Brosseau has been a Director and member of the Audit and Risk Management Committee of Videotron, Quebecor and Quebecor Media since May 12, 2016. He has also been a member of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media since May 2017 and has been Chairman of the Executive Committee of Quebecor Media since May 2018. Mr. Brosseau is Chairman of the Board and Chief Executive Officer of Du Musée Investments Inc. (formerly Avenue Capital Markets BNB Inc.), a Family Office with private investments in Canada, the United States and Brazil that he founded in 2010. He was, until the sale of the company in the summer of 2021, a Director, Chair of the Audit Committee and Chair of the Compensation Committee for DMD Digital Health Connections Group Inc., a company of which he was one of the five founders, and that provides digital solutions for pharmaceutical companies. Mr. Brosseau is also Vice Chair and owner of Qintess (formerly Grupo Cimcorp Brazil), an IT company specializing in digital transformation and telecommunication infrastructure management with more than 3,000 employees. Mr. Brosseau was President of Blackmont Capital Markets in Toronto until June 2009 and then served as Chair of Québec Capital Markets until May 2010. From 1994 to 2007, he held various executive positions with CIBC, mostly based in Toronto. Most recently he was Co-Head of Canadian Cash Equities and of Global Cash Equities at CIBC World Markets Inc., as well as a member of the Executive Committee. Mr. Brosseau holds a bachelor’s degree (B.Sc.) in Politics and a master’s degree (M.Sc.) in Political Science from the Université de Montréal.

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

Pierre Karl Péladeau, President. Mr. Péladeau was appointed to his current position in June 2021. Mr. Péladeau is also President and Chief Executive Officer of Quebecor and Quebecor Media since February 15, 2017, and is also assuming, on an interim basis, the responsibilities of President of TVA Group. Prior to that, Mr. Péladeau entered politics in 2014. He ran as the Parti Québécois candidate in Saint-Jérôme riding and was elected to Québec’s National Assembly in April 2014. He became the party’s leader on May 15, 2015 and served as Leader of the Official Opposition in the National Assembly until May 2, 2016. Mr. Péladeau joined Quebecor’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions within the Quebecor group of companies. Namely, Mr. Péladeau was a Director of Quebecor Media from August 2000 to March 2014 and of Quebecor from April 1992 until March 2014. In May 2013, he was appointed Chairman of the Board of Directors of Quebecor Media, Videotron, TVA Group and Sun Media Corporation and was also appointed Vice Chairman of the Board of Directors of Quebecor. Mr. Péladeau was President and Chief Executive Officer of Quebecor Media and of Quebecor from April 2009 until May 2013. Mr. Péladeau has chaired numerous other boards of Directors, namely La Fondation de l’entrepreneurship (2011-2014) and Hydro-Québec (2013-2014). Mr. Péladeau is active in many charitable and cultural organizations. Pierre Karl Péladeau is the brother of Érik Péladeau.

Pierre Bonin, Senior Vice President Market Expansion and Development. Mr. Bonin was promoted to this current position in August 2021 from his previous position as Chief Information Officer, a position he held since January 2016. Prior to that, he was Vice President, Information Technology, a position he held since March 2014. Prior to joining Videotron, Mr. Bonin was President and Chief Executive Officer of StrongKase Enterprise Inc., a private equity firm where, from 2005 to 2014, he had been actively involved in the data center industry through various investments and ventures. Prior to 2005, Mr. Bonin held various executive positions in the telecommunications industry as Executive Vice President and Chief Information Technology Officer at Microcell Telecommunications Inc. (FIDO), Vice President Information Technology as well as Vice President Finance and Administration at Bell Canada. Mr. Bonin graduated in Mathematics and Computer Science from Université de Sherbrooke and received an MBA from HEC Montréal. He holds the designation of Chartered Director from the Collège des administrateurs de sociétés (CAS) of l’Université Laval and from the Directors College of McMaster University.

Sylvain Brosseau, Senior Vice President, Operations, Customer Service. Mr. Brosseau was appointed to his current position in May 2013. He has served as Vice President, Customer Service, Consumer division since July 2003. Mr. Brosseau has held various management positions within Videotron since joining Videotron in 1996.

Frederic Dery, Vice President Sales and Marketing, consumer Market. Mr. Dery was appointed to his current position in October 2021. In addition to his marketing duties, Mr. Dery is also in charge of business developpement and sales performance. He is leading the field sales representatives and the network extension team. From January 2018 to September 2021, he was Vice President, CX and Product Innovation. Prior to that, Mr Dery was Vice President Sales and Marketing for Videotron B2B division. Mr. Dery joined Videotron in February 2007 as General Manager, Marketing for Videotron business. He was one of the main architects of the new Helix product, the successful commercial launch and brand performance. He also contributed to the roll-out of Fizz new digital mobile and broadband brand in Québec market. Prior to joining Videotron, Mr. Dery worked for nine years as Sales director in the agro-food sector. Mr. Dery graduated from HEC Montreal with a with a degree in Marketing.

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

Jean-François Lescadres, Vice President Finances. Mr. Lescadres was appointed to his current position in December 2021. Prior to his current position, Mr. Lescadres spent the last eighteen years in various positions in the organization, most recently as the General Manager, Corporate development, where he was the lead of the company’s investments and partnerships. Prior to this position, he occupied key operations positions both for Videotron business operations as well as for its retail team. Mr. Lescadres holds a bachelor’s degree in Business from HEC Montréal and is also a member of the Ordre des comptables professionnels agréés du Québec.

France-Éliane Nolet, Vice-President, Business Revenue and Retail Network, was appointed to this position on October 21, 2021. Starting in June 2018, she acted as Vice-President, Sales and Business Strategies, Videotron Business. Before joining Videotron, Ms. Nolet held various management positions between 2003 and 2018, particularly in the media sector, notably within Transcontinental Media Inc., Quebecor Media and La Presse. Widely involved in various professional associations, she was President of the Young Chamber of Commerce of Montreal (JCCM) in 2006-2007 then President of the Board the following year, in addition to having served as a director of the Chamber of Commerce of Metropolitan Montreal (CCMM) the same year. Ms. Nolet holds a Bachelor’s degree in Business Administration in Fashion from the University of Québec in Montreal.

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

Certain developments in 2021

●	In December 2021, Jean-François Lescadres was named Vice President Finances of Videotron following the departure of Philippe Cloutier.
●	On June 4, 2021, Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, was named President of Videotron following the departure of Jean-François Pruneau.

B-          Compensation

Videotron’s Directors do not receive any remuneration for acting in their capacity as directors of Videotron. Since July 1, 2013, the Chairman of Videotron’s Audit and Risk Management Committee receives an annual fee of $25,000 while the other three members receive an annual fee of $10,000. Videotron’s Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of Videotron’s Board of Directors and Videotron’s Audit and Risk Management Committee. During the financial year ended December 31, 2021, the amount of compensation (including benefits in kind) paid to four of Videotron’s directors for services in all capacities to Videotron and its subsidiaries was $55,000. None of Videotron’s Directors have contracts with Videotron or any of its subsidiaries that provide for benefits upon termination of employment.

The aggregate amount of compensation Videotron paid for the year ended December 31, 2021 to its executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was approximately $1,9 million, including salaries, bonuses and benefits in kind.

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

During the year ended December 31, 2021, no options were granted under this plan to officers and employees of Videotron. During the year ended December 31, 2021, a total of 30,000 options were exercised by officers and employees of Videotron, for aggregate gross value realized of $2,000,000. The value realized on option exercises represents the difference between the option exercise price and the fair market value of Quebecor Media common shares (as determined as set forth above) at the date of exercise. As of December 31, 2021, no options were outstanding. For more information on this stock option plan, refer to Note 19 of Videotron’s audited consolidated financial statements included under “Item 18. Financial Statements” of this annual report.

No further grant of options is being contemplated for the near future.

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

During the year ended December 31, 2021, no options to purchase Quebecor Class B Shares were granted to officers and employees of Videotron (excluding Directors, officers and employees who, at the date of grant, were Directors, officers or employees at multiple Quebecor Media group of companies). As of December 31, 2021, a total of 543,934 options to purchase Quebecor Class B

Shares, with a weighted average exercise price of $30.58 per share, were held by officers and employees of Videotron for acting in such capacity. The closing sale price of the Quebecor Class B Shares on the TSX on December 31, 2021, was $28.55.

Quebecor’s DSU plan

On July 13, 2016, Quebecor established a DSU plan for its employees and those of its subsidiaries based on Quebecor Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. DSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B shares. As of December 31, 2021, an aggregate total of 23,293 DSUs granted to officers of Videotron remain outstanding.

Pension Benefits

Both Quebecor Media and Videotron maintain pension plans for Videotron’s non-unionized employees and certain officers.

Videotron’s pension plan provides pension benefits to Videotron’s executive officers equal to 2.0% of salary (excluding bonuses) for each year of membership in the plan. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada) (the “Tax Act”), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under such pension plan are as prescribed under the Tax Act. An executive officer contributes to this plan an amount equals to 5.0% of his or her salary up to a maximum of $8,114 as of December 31, 2021. Videotron changed this pension plan to a defined contribution plan for new employees hired on and after May 1, 2012. Videotron reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date.

Quebecor Media’s pension plan provides greater pension benefits to eligible executive officers than it does to other employees. The higher pension benefits under this plan equal 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Tax Act, in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media’s pension plan are as prescribed by the Tax Act and is based on a maximum salary of $171,000. An executive officer contributes to this plan an amount equals to 5.0% of his or her salary up to a maximum of $8,550 as of December 31, 2021. Videotron has no liability regarding Quebecor Media’s pension plan. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. However, Quebecor Media reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date. New employees are eligible to enroll in a retirement savings plan.

The total amount Videotron contributed for the year ended December 31, 2021 to provide the pension benefits to its senior executives, as a group, was $243,200. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by Videotron to all participants, refer to Note 27 of its audited consolidated financial statements for the year ended December 31, 2021 included under “Item 18. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media’s and Videotron’s pension plans:

			Years of Participation
Compensation	10	15	20	25	30
$171,000	$34,200	$51,300	$68,400	$85,500	$102,600

C-          Board Practices

Reference is made to “A. Directors and Senior Management” above for the current term of office, if applicable, and the period during which Videotron’s directors and senior management have served in that office.

There are no directors’ service contracts with Videotron or any of its subsidiaries providing for benefits upon termination of employment.

Videotron’s Board of Directors is comprised of five directors. Each director is nominated and elected by Quebecor Media, Videotron’s parent corporation, to serve until a successor director is elected or appointed. Videotron’s Board of Directors has an Audit and Risk Management Committee, but Videotron does not have a compensation committee. The Human Resources and Corporate Governance Committee of Quebecor Media decides certain matters relating to the compensation of officers and employees of Videotron.

Audit and Risk Management Committee

Videotron’s Audit and Risk Management Committee is currently composed of three Directors, namely Ms. Chantal Bélanger, Ms. Michèle Colpron and Mr. André P. Brosseau. Ms. Bélanger is the Chair of Videotron’s Audit and Risk Management Committee. Videotron’s Board of Directors has determined that more than one of the members of the Audit and Risk Management Committee is an “audit committee financial expert” as defined under SEC rules. See “Item 16A — Audit Committee Financial Expert”. Videotron’s Board of Directors has adopted the mandate of its Audit and Risk Management Committee in light of the Sarbanes-Oxley Act of 2002 and related SEC rulemaking. Videotron’s Audit and Risk Management Committee assists its Board of Directors in overseeing i) the effectiveness of internal and financial controls and reporting, ii) the quality and integrity of the presentation of the financial statements and financial information and iii) the processes of identifying and managing enterprise risks. Videotron’s Audit and Risk Management Committee also oversees its compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

The current mandate of Videotron’s Audit and Risk Management Committee provides, among other things, that its Audit and Risk Management Committee reviews Videotron’s annual and quarterly financial statements before they are submitted to its Board of Directors, as well as the financial information contained in its annual reports on Form 20-F, Videotron’s management’s discussion and analysis of financial condition and results of operations, its quarterly reports furnished to the SEC under cover of Form 6-K and other documents containing similar information before their public disclosure or filing with regulatory authorities; reviews Videotron’s accounting policies and practices; and discusses with Videotron’s independent auditors the scope of their audit, as well as its auditors’ recommendations and observations with respect to the audit, its accounting policies and financial reporting, and the responses of its management with respect thereto. Videotron’s Audit and Risk Management Committee is also responsible for ensuring that Videotron has in place adequate and effective internal control and management information systems to monitor its financial information and to ensure that its transactions with related parties are made on terms that are fair for Videotron. Videotron’s Audit and Risk Management Committee pre-approves all audit services and permitted non-audit services and pre-approves all the fees pertaining to those services that are payable to its independent auditor, and submits the appropriate recommendations to Videotron’s Board of Directors in connection with these services and fees. At least every five years, Videotron’s Audit and Risk Management Committee carries out an assessment of the external auditor. It also reviews and approves its Code of Ethics applicable to its President and Chief Executive Officer and principal financial officers. Lastly, it also reviews and oversees risk management, particularly including operational risks related to information technology, cybersecurity as well as financial, fraud and regulatory risks, and oversees the effectiveness of the measures put in place to control these risks.

Liability Insurance

Quebecor Media carries liability insurance for the benefit of its directors and officers, as well as for the directors and officers of its subsidiaries, including Videotron and its subsidiaries, against certain liabilities incurred by them in such capacity. These policies are subject to customary deductibles and exceptions. The premiums in respect of this insurance are entirely paid by Quebecor Media, which is then reimbursed by its subsidiaries, including Videotron, for their rateable portion thereof.

D-          Employees

At December 31, 2021, Videotron had 5,841 employees. At December 31, 2020 and 2019, Videotron had 6,538 and 6,493 employees, respectively. Substantially all of Videotron’s employees are based and work in the Province of Québec. Videotron had 3,511 unionized employees, and the terms of their employment are governed by one of its five regional collective bargaining agreements. The collective bargaining agreement covering 2,542 unionized employees in the Montréal region was renewed on June 21, 2021 and will expire on December 31st, 2025. There are also two collective bargaining agreements covering unionized employees in the Québec City (467 unionized employees) and Saguenay regions (223 unionized employees), which expired on December 31, 2021 and for which negotiations are in progress. The collective bargaining agreement covering 241 unionized employees in the Gatineau region expired on August 31, 2021. Negotiations are in progress for this agreement. The other collective bargaining agreement covering 38 unionized employees of our subsidiary, SETTE Inc., expired on December 31, 2018. The negotiation phase is currently underway.

E-          Share Ownership

No Videotron equity securities are held by any of its Directors or senior executive officers.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A-          Major Shareholders

Videotron is a wholly owned subsidiary of Quebecor Media, a leading Canadian-based media and telecommunications company with interests in newspaper publishing operations, television broadcasting, telecommunications, book and magazine publishing and new media services. Through these interests, Quebecor Media holds leading positions in the creation, promotion and distribution of news, entertainment and Internet related services that are designed to appeal to audiences in every demographic category.

Quebecor owns a 100% voting and equity interest in Quebecor Media. The primary asset of Quebecor, a communications holding company, is its interest in Quebecor Media.

B-          Related Party Transactions

Videotron enters into related party transactions from time to time. These related party transactions are further described under “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position – Financial Position as of December 31, 2021” and in Note 26 to Videotron’s audited consolidated financial statements included under “Item 18. Financial Statements” in this annual report. These related party transactions have been accounted for at the consideration agreed between parties:

		As of December 31,
	2021	2020	2019

	(in millions)

Ultimate Parent and Parent Corporation:
Revenues	$0.4	$0.4	$0.5
Purchase of goods and services	10.2	9.6	9.9
Operating expenses recovered	(2.3)	(1.4)	(2.6)

Corporations Under Common Control:
Revenues	5.3	4.9	5.5
Purchase of goods and services	109.7	95.7	123.2
Operating expenses recovered	0.4	1.4	(3.0)

Management fee

Videotron pays annual management fees to the parent corporation for services rendered to Videotron, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $40.5 million in 2021, $41.0 million in 2020 and $50.0 million in 2019. In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. These transactions were accounted for at the consideration agreed between the parties.

Income tax transactions

On December 10, 2021, 9346-9963 Québec Inc., a subsidiary of Quebecor Media, redeemed 1,473,000 preferred shares, Series M for a total cash consideration of $1,473.0 million. On the same day, the Corporation used the total proceeds of $1,473.0 million to repay its subordinated loans contracted from Quebecor Media Inc.

On October 1, 2021, the Corporation contracted a subordinated loan of $1,473.0 million from Quebecor Media inc, bearing interest at a rate of 8.5%, payable semi-annually, and maturing on October 1, 2051. On the same day, the Corporation invested the total proceeds of $1,473.0 million into 1,473,000 preferred shares, Series M, of 9346-9963 Québec Inc. These shares carry the right to receive an annual dividend of 8.6%, payable semi-annually.

On December 18, 2020, 9346-9963 Québec Inc. redeemed 1,700,000 preferred shares, Series L for a total cash consideration of $1,700.0 million, and settled cumulative unpaid dividends of $15.3 million. On the same day, Videotron used the total proceeds of $1,700.0 million to repay its subordinated loans contracted from Quebecor Media.

On November 12, 2020, Videotron contracted a subordinated loan of $1,700.0 million from Quebecor Media, bearing interest at a rate of 9.0%, payable every six months on June 20 and December 20, and maturing on November 12, 2050. On the same day, Videotron invested the total proceeds of $1,700.0 million into 1,700,000 preferred shares, Series L, of 9346-9963 Québec Inc. These shares carry the right to receive an annual dividend of 9.1%, payable semi-annually.

On December 19, 2019, 9346-9963 Québec Inc. redeemed 2,950,000 preferred shares, Series D for a total cash consideration of $2,950.0 million, and settled cumulative unpaid dividends of $56.3 million. On the same day, Videotron used the total proceeds of $2,950.0 million to repay its subordinated loans contracted from Quebecor Media.

On October 11, 2019, Videotron contracted a subordinated loan of $2,950.0 million from Quebecor Media, bearing interest at a rate of 10.0%, payable every six months on June 20 and December 20, and maturing on October 11, 2049. On the same day, Videotron invested the total proceeds of $2,950.0 million into 2,950,000 preferred shares, Series D, of 9346-9963 Québec Inc. These shares carry the right to receive an annual dividend of 10.1%, payable semi-annually.

The above transactions were carried out for tax consolidation purposes of Quebecor Media and its subsidiaries and accounted for at the consideration agreed between parties.

Purchase of shares of Quebecor Media and subsidiary subordinated loans

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, Videotron enters into certain transactions from time to time that have the effect of using tax losses within the Quebecor Media group. These transactions are described further under “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position – Financial Position as of December 31, 2021” and in Note 26 to Videotron’s audited consolidated financial statements which are included under “Item 18. Financial Statements” in this annual report.

C-          Interests of Experts and Counsel

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

A-          Consolidated Statements and Other Financial Information

Videotron’s consolidated balance sheets as of December 31, 2021 and 2020, and its consolidated statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2021, 2020 and 2019, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

Legal Proceedings

Videotron and its subsidiaries are involved in a number of legal proceedings as defendants or plaintiffs which are pending. In the opinion of Videotron’s management, the outcome of these proceedings is not expected to have a material adverse effect on Videotron’s results or financial position.

Dividend Policy

During the years ended December 31, 2021, December 31, 2020 and December 31, 2019, Videotron paid aggregate cash dividends on its common shares of $585,000,000, $611,000,000 and $266,000,000, respectively. Videotron currently expects to pay dividends and other distributions on its common shares in the future. The declaration and payment of dividends and other distributions is in the sole discretion of Videotron’s Board of Directors, and any decision regarding the declaration of dividends and other distributions will be made by its Board of Directors depending on, among other things, its financial resources, the cash flows generated by its business, its capital needs, and other factors considered relevant by its Board of Directors, including the terms of its indebtedness and applicable law. In 2021, aggregate cash distributions in the form of a reduction of paid-up capital of Videotron’s common shares were paid in the amount of $720,000,000 by way of shareholders’ resolution. In 2019, aggregate cash distributions in the form of a reduction of paid-up capital of its common shares were paid in the amount of $465,000,000 by way of shareholders’ resolution.

B-          Significant Changes

Except as otherwise disclosed in this annual report, there has been no other material adverse change in Videotron’s financial position since December 31, 2021.

ITEM 9 – THE OFFER AND LISTING

A-          Offer and Listing Details

Not applicable.

B-          Plan of Distribution

Not applicable.

C-          Markets

Outstanding Notes

On June 17, 2021, Videotron issued and sold $750.0 million aggregate principal amount of its 3⅝% Senior Notes due June 15, 2028. Videotron also issued US$500.0 million aggregated principal amount of its 3⅝% Senior Notes due June 15, 2029, in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

On January 22, 2021, Videotron issued and sold $650.0 million aggregate principal amount of its 3⅛% Senior Notes due January 15, 2031, in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

On October 8, 2019, Videotron issued and sold $800.0 million aggregate principal amount of its 4½% Senior Notes due January 15, 2030, in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

On April 13, 2017, Videotron issued and sold US$600.0 million aggregate principal amount of its 5⅛% Senior Notes due April 15, 2027, in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

On September 15, 2015, Videotron issued and sold $375.0 million aggregate principal amount of its 5¾% Senior Notes due January 15, 2026, in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

On April 9, 2014, Videotron issued and sold US$600.0 million aggregate principal amount of its 5⅜% Senior Notes due June 15, 2024, in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

On June 17, 2013, Videotron issued and sold $400.0 million aggregate principal amount of its 5⅝% Senior Notes due June 15, 2025 in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

Videotron is the issuer of all of the Senior Notes.  Videotron’s obligations under the Senior Notes and the related indentures are fully and unconditionally guaranteed (the “Guarantees”) by each of its subsidiaries other than those subsidiaries which represent, in the aggregate, less than 1% of its consolidated assets, liabilities, revenues, net income and intercompany balances. Since these non-guarantor subsidiaries are immaterial, Videotron’s summarized financial information and that of the subsidiary guarantors, on a combined basis after elimination of intercompany transactions and balances among them and excluding investments in and equity in the earnings of non-guarantor subsidiaries, is not presented in this annual report.

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

The Guarantees of a subsidiary guarantor will be terminated (and any subsidiary guarantor will automatically and unconditionally be released from all obligations under its Guarantee) at substantially the same time that (i) the relevant subsidiary guarantor is released from its guarantee of Videotron’s credit facilities, or (ii) such subsidiary guarantor is sold or designated as an unrestricted subsidiary under the indentures. If the Guarantees by the subsidiary guarantors are released, Videotron is not required to replace them, and the Senior Notes will have the benefit of fewer or no Guarantees for the remaining maturity of such debt securities.

There is currently no established trading market for Videotron’s Senior Notes. There can be no assurance as to the liquidity of any market that may develop for its outstanding Senior Notes, the ability of the holders of any such Senior Notes to sell them or the prices at which any such sales may be made. Videotron has not and does not presently intend to apply for a listing of its outstanding Senior Notes on any exchange or automated dealer quotation system.

The record holder of Videotron’s 5⅜% Senior Notes due 2024, its 5⅛ Senior Notes due 2027 and its 3⅝% Senior Notes due 2029 is Cede & Co., a nominee of The Depository Trust Company, and the record holder of its 5⅝% Senior Notes due 2025, its 5¾% Senior Notes due 2026, its 3⅝% Senior Notes due 2028, its 4½% Senior Notes due 2030 and its 3⅛% Senior Notes due 2031 is CDS Clearing and Depository Services Inc.

D-          Selling Shareholders

Not applicable.

E-          Dilution

Not applicable.

F-          Expenses of the Issue

Not applicable.

ITEM 10 – Additional Information

A-          Share Capital

Not applicable.

B-          Memorandum and Articles of Association

The Articles of Amalgamation of Videotron, dated as of January 4, 2018 are referred to as Videotron’s “Articles”. Videotron’s Articles are included as exhibits to this annual report. The following is a summary of certain provisions of the Corporation’s Articles and by-laws:

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

1. (a)

The Corporation’s by-laws provide that a director must disclose the nature and value of any interest he has in a contract or transaction to which the Corporation is a party. A director must also disclose a contract or transaction to which the Corporation and any of the following are a party:

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

No director may vote on a resolution to approve, amend or terminate the contract or transaction, or be present during deliberations concerning the approval, amendment or termination of such a contract or transaction unless the contract or transaction:

(i)	relates primarily to the remuneration of the director or an associate of the director as a director of Videotron or any of its affiliates;
(ii)	relates primarily to the remuneration of the director or an associate of the director as an officer, employee or mandatary of Videotron or any of its affiliates, if Videotron is not a reporting issuer;
(iii)	is for the indemnification of the directors in certain circumstances or liability insurance taken out by Videotron;
(iv)	is with an affiliate of Videotron, and the sole interest of the director is as a director or officer of the affiliate.
(b)	Neither the Articles nor Videotron’s by-laws contain provisions with respect to directors’ power, in the absence of an independent quorum, to determine their remuneration.
(c)

Subject to any restriction which may from time to time be included in Videotron’s Articles or by-laws, or the terms, rights or restrictions of any of its shares or securities outstanding, its directors may authorize Videotron, by ordinary resolution, to borrow money and obtain advances upon the credit of the Corporation when they consider it appropriate. Videotron’s directors also may, by ordinary resolution, when they consider it appropriate, (i) issue bonds or other securities of the Corporation and give them in guarantee or sell them for prices and amounts deemed appropriate; (ii) mortgage, pledge or give as surety its present or future movable and immovable property to ensure the payment of these bonds or other securities or give a part only of these guarantees for the same purposes; and (iii) mortgage or pledge its real estate or give as security or otherwise encumber with any charge its movables or give these various kinds of securities to assure the payment of loans made other than by the issuance of bonds as well as the payment or the execution of other debts, contracts and commitments of its corporation.

Neither Videotron’s Articles nor its by-laws contain any provision with respect to (i) the retirement or non-retirement of its directors under an age limit requirement or (ii) the number of shares, if any, required for the qualification of its directors.

2.

The rights, preferences and restrictions attaching to the Corporation’s common shares and its preferred shares (consisting of its Class “A” Common Shares and its authorized classes of preferred shares, comprised or its Class “B” Preferred Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares, Class “F” Preferred Shares, Class “G” Preferred Shares and Class “H” Preferred Shares) are set forth below:

Common Shares

Class “A” Common Shares

(a)

Dividend rights: Subject to the rights of the holders of preferred shares (including their redemption rights) and subject to applicable law, each Class “A” Common Share is entitled to receive such dividends as the Board of Directors shall determine.

(b)

Voting rights: The holders of Class “A” Common Shares are entitled to vote at each shareholders’ meeting with the exception of meetings at which only the holders of another class of shares are entitled to vote. Each Class “A” Common Share entitles the holder to one vote. The holders of the Class “A” Common Shares shall elect the directors of the Corporation at an annual or special meting of shareholders called for that purpose, except that any vacancy occurring in the Board of Directors may be filled, for the remainder of the term, by the Corporation’s Directors. At any meeting of shareholders called for such purpose, directors are elected by a majority of the votes cast in respect of such election.

(c)

Rights to share in the Corporation’s profits: Other than as described in paragraph (a) above (whereby the holders of Class “A” Common Shares are entitled to receive dividends as determined by the Corporation’s Board of Directors subject to certain restrictions) and paragraph (d) below (whereby the holders of Class “A” Common Shares are entitled to participation in the remaining property and assets of the Corporation available for distribution in the event of liquidation or dissolution), None.

(d)

Rights upon liquidation: In the event of the Corporation’s liquidation or dissolution or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Class “A” Common Shares shall be entitled, subject to the rights of the holders of preferred shares, to participate equally, share for share, in the Corporation’s residual property and assets available for distribution to its shareholders, without preference or distinction.

(e)	Redemption provisions: None.
(f)	Sinking fund provisions: None.
(g)	Liability to further capital calls by the Corporation: None, provided that the Corporation’s directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.
(h)	Provisions discriminating against existing or prospective holders of common shares as a result of such holders owning a substantial number of common shares: None.

Preferred Shares

Class “B” Preferred Shares

(a)

Dividend rights: When the Corporation’s Board of Directors declares a dividend, the holders of Class “B” Preferred Shares have the right to receive, in priority over the holders of Class “A” Common Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares, Class “F” Preferred Shares and Class “H” Preferred Shares, but subordinated to the holders of Class “G” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of Class “B” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of the Corporation.

(b)

Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of Class “B” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)

Rights to share in the Corporation’s profits: Other than as described in paragraph (a) above (whereby the holders of Class “B” Preferred Shares are entitled to receive certain dividends, if and when declared by the Board of Directors), paragraph (d) below (whereby the holders of Class “B” Preferred Shares are entitled to participate in the distribution of the residual property and assets of the Corporation available for distribution in the event of its liquidation or winding-up) and paragraph (e) below (whereby the holders of Class “B” Preferred Shares have certain redemption rights): None.

(d)

Rights upon liquidation: In the event of the Corporation’s liquidation, dissolution or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of the Class “B” Preferred Shares shall be entitled to repayment of the amount paid for the Class “B” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “B” Preferred Shares.

In addition, in the event of the Corporation’s liquidation, dissolution or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the rights of holders of Class “B” Preferred Shares as regards to payment of dividends and the right to participate in the distribution of residual assets, shall rank in priority to the rights of the holders of Class “A” Common Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares, Class “F” Preferred Shares and Class “H” Preferred Shares, but subordinated to the rights of holders of Class “G” Preferred Shares.

(e)

Redemption provisions: Subject to the provisions of the Business Corporations Act (Québec), the holders of Class “B” Preferred Shares have, at any time, the right to require the Corporation to redeem (referred to as a “retraction right”) any or all of their Class “B” Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

In addition, the Corporation may, at its option, redeem any or all of the Class “B” Preferred Shares outstanding at any time at an aggregate redemption price equal to the consideration received by the Corporation for these Class “B” Preferred Shares. The Corporation may also, when it deems it appropriate and without giving notice or taking into account the other classes of shares, buy, pursuant to a private agreement, all or some of the Class “B” Preferred Shares outstanding at a purchase price for any such Class “B” Preferred Shares not exceeding the retraction right purchase price described above or the book value of the Corporation’s net assets.

(f)	Sinking fund provisions: None.
(g)	Liability to further capital calls by the Corporation: None, provided that the Corporation’s directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.
(h)	Provisions discriminating against existing or prospective holders of Class “B” Preferred Shares as a result of such holder owning a substantial number of Class “B” Preferred Shares: None.

Class “C” Preferred Shares

(a)	Dividend rights: When the Corporation’s Board of Directors declares a dividend, the holders of Class “C” Preferred Shares have the right to receive, in priority over the holders of Class “A” Common Shares, Class “D” Preferred Shares, Class “E” Preferred Shares, Class “F” Preferred Shares and Class “H” Preferred Shares, but subordinated to the holders of Class “B” Preferred Shares and Class “G” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of Class “C” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of the Corporation.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of Class “C” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.
(c)	Rights to share in the Corporation’s profits: Other than as described in paragraph (a) above (whereby the holders of the Class “C” Preferred Shares are entitled to receive certain dividends, if and when declared by the Board of Directors), paragraph (d) below (whereby the holders of Class “C” Preferred Shares are entitled to participate in the distribution of the residual property and assets of the Corporation available for distribution in the event of its liquidation or winding-up) and paragraph (e) below (whereby the holders of Class “C” Preferred Shares have certain redemption rights): None.
(d)	Rights upon liquidation: In the event of the Corporation’s liquidation, dissolution or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of the Class “C” Preferred Shares shall be entitled to repayment of the amount paid for the Class “C” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “C” Preferred Shares.

In addition, in the event of the Corporation’s liquidation, dissolution or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the rights of holders of Class “C” Preferred Shares as regards to payment of dividends and the right to participate in the distribution of residual assets, shall rank in priority to the rights of the holders of Class “A” Common Shares, Class “D” Preferred Shares, Class “E” Preferred Shares, Class “F” Preferred Shares and Class “H” Preferred Shares, but subordinated to the rights of holders of Class “B” Preferred Shares and Class “G” Preferred Shares.

(e)

Redemption provisions: Subject to the provisions of the Business Corporations Act (Québec), the holders of Class “C” Preferred Shares have, at any time, the right to require the Corporation to redeem (referred to as a “retraction right”) any or all of their Class “C” Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

In addition, the Corporation may, at its option, redeem any or all of the Class “C” Preferred Shares outstanding at any time at an aggregate redemption price equal to the consideration received by the Corporation for these Class “C” Preferred Shares. The Corporation may also, when it deems it appropriate and without giving notice or taking into account the other classes of shares, buy, pursuant to a private agreement, all or some of the Class “C” Preferred Shares outstanding at a purchase price for any such Class “C” Preferred Shares not exceeding the retraction right purchase price described above or the book value of the Corporation’s net assets.

(f)	Sinking fund provisions: None.
(g)	Liability to further capital calls by the Corporation: None, provided that the Corporation’s directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.
(h)	Provisions discriminating against existing or prospective holders of Class “C” Preferred Shares as a result of such holder owning a substantial number of Class “C” Preferred Shares: None.

Class “D” Preferred Shares

(a)	Dividend rights: When the Corporation’s Board of Directors declares a dividend, the holders of Class “D” Preferred Shares have the right to receive, in priority over the holders of Class “A” Common Shares, Class “E” Preferred Shares, Class “F” Preferred Shares and Class “H” Preferred Shares, but subordinated to the holders of Class “B” Preferred Shares, Class “C” Preferred Shares and Class “G” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of Class “D” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of the Corporation.

(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of the Corporation’s Class “D” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.
(c)	Rights to share in the Corporation’s profits: Other than as described in paragraph (a) above (whereby the holders of Class “D” Preferred Shares are entitled to receive certain dividends, if and when declared by the Board of Directors), paragraph (d) below (whereby the holders of Class “D” Preferred Shares are entitled to participate in the distribution of the residual property and assets of the Corporation available for distribution in the event of its liquidation or winding-up) and paragraph (e) below (whereby the holders of Class “D” Preferred Shares have certain redemption rights): None.
(d)	Rights upon liquidation: In the event of the Corporation’s liquidation, dissolution or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of the Class “D” Preferred Shares shall be entitled to repayment of the amount paid for the Class “D” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “D” Preferred Shares.

In addition, in the event of the Corporation’s liquidation, dissolution or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the rights of holders of Class “D” Preferred Shares as regards to payment of dividends and the right to participate in the distribution of residual assets, shall rank in priority to the rights of the holders of Class “A” Common Shares, Class “E” Preferred Shares, Class “F” Preferred Shares and Class “H” Preferred Shares, but subordinated to the rights of holders of Class “B” Preferred Shares, Class “C” Preferred Shares and Class “G” Preferred Shares.

(e)

Redemption provisions: Subject to the provisions of the Business Corporations Act (Québec), the holders of Class “D” Preferred Shares have, at any time, the right to require the Corporation to redeem (referred to as a “retraction right”) any or all of their Class “D” Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

In addition, the Corporation may, at its option, redeem any or all of the Class “D” Preferred Shares outstanding at any time at an aggregate redemption price equal to the consideration received by the Corporation for these Class “D” Preferred Shares. The Corporation may also, when it deems it appropriate and without giving notice or taking into account the other classes of shares, buy, pursuant to a private agreement, all or some of the Class “D” Preferred Shares outstanding at a purchase price for any such Class “D” Preferred Shares not exceeding the retraction right purchase price described above or the book value of the Corporation’s net assets.

(f)	Sinking fund provisions: None.
(g)	Liability to further capital calls by the Corporation: None, provided that the Corporation’s directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.
(h)	Provisions discriminating against existing or prospective holders of Class “D” Preferred Shares as a result of such holder owning a substantial number of Class “D” Preferred Shares: None.

Class “E” Preferred Shares

(a)

Dividend rights: When the Corporation’s Board of Directors declares a dividend, the holders of Class “E” Preferred Shares have the right to receive, in priority over the holders of Class “A” Common Shares, Class “F” Preferred Shares and Class “H” Preferred Shares, but subordinated to the holders of Class “B” Preferred Shares, Class “C” Preferred Share, Class “D” Preferred Share and Class “G” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of Class “E” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of the Corporation.

(b)

Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of Class “E” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)

Rights to share in the Corporation’s profits: Other than as described in paragraph (a) above (whereby the holders of Class “E” Preferred Shares are entitled to receive certain dividends, if and when declared by the Board of Directors), paragraph (d) below (whereby the holders of Class “E” Preferred Shares are entitled to participate in the distribution of the residual property and assets of the Corporation available for distribution in the event of its liquidation or winding-up) and paragraph (e) below (whereby the holders of Class “E” Preferred Shares have certain redemption rights): None.

(d)

Rights upon liquidation: In the event of the Corporation’s liquidation, dissolution or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of the Class “E” Preferred Shares shall be entitled to repayment of the amount paid for the Class “E” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “E” Preferred Shares.

In addition, in the event of the Corporation’s liquidation, dissolution or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the rights of holders of Class “E” Preferred Shares as regards to payment of dividends and the right to participate in the distribution of residual assets, shall rank in priority to the rights of the holders of the Corporation’s Class “A” Common Share, Class “F” Preferred Shares and Class “H” Preferred Shares, but subordinated to the rights of holders of its Class “B” Preferred Shares, Class “C” Preferred Shares, Class “D” Preferred Shares and Class “G” Preferred Shares.

(e)

Redemption provisions: Subject to the provisions of the Business Corporations Act (Québec), the holders of Class “E” Preferred Shares have, at any time, the right to require the Corporation to redeem (referred to as a “retraction right”) any or all of their Class “E” Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

In addition, the Corporation may, at its option, redeem any or all of the Class “E” Preferred Shares outstanding at any time at an aggregate redemption price equal to the consideration received by the Corporation for these Class “E” Preferred Shares. The Corporation may also, when it deems it appropriate and without giving notice or taking into account the other classes of shares, buy, pursuant to a private agreement, all or some of the Class “E” Preferred Shares outstanding at a purchase price for any such Class “E” Preferred Shares not exceeding the retraction right purchase price described above or the book value of the Corporation’s net assets.

(f)	Sinking fund provisions: None.
(g)	Liability to further capital calls by the Corporation: None, provided that the Corporation’s directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.
(h)	Provisions discriminating against existing or prospective holders of Class “E” Preferred Shares as a result of such holder owning a substantial number of Class “E” Preferred Shares: None.

Class “F” Preferred Shares

(a)

Dividend rights: When the Corporation’s Board of Directors declares a dividend, the holders of Class “F” Preferred Shares have the right to receive, in priority over the holders of Class “A” Common Shares and Class “H” Preferred Shares, but subordinated to the holders of Class “B” Preferred Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares and Class “G” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of Class “F” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of the Corporation.

(b)

Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of Class “F” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)

Rights to share in the Corporation’s profits: Other than as described in paragraph (a) above (whereby the holders of Class “F” Preferred Shares are entitled to receive certain dividends, if and when declared by the Board of Directors), paragraph (d) below (whereby the holders of Class “F” Preferred Shares are entitled to participate in the distribution of the residual property and assets of the Corporation available for distribution in the event of its liquidation or winding-up) and paragraph (e) below (whereby the holders of Class “F” Preferred Shares have certain redemption rights): None.

(d)

Rights upon liquidation: In the event of the Corporation’s liquidation, dissolution or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of the Class “F” Preferred Shares shall be entitled to repayment of the amount paid for the Class “F” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “F” Preferred Shares.

In addition, in the event of the Corporation’s liquidation, dissolution or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the rights of holders of Class “F” Preferred Shares as regards to payment of dividends and the right to participate in the distribution of residual assets, shall rank in priority to the rights of the holders of Class “A” Common Shares and Class “H” Preferred Shares, but subordinated to the rights of holders of Class “B” Preferred Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares and Class “G” Preferred Shares.

(e)

Redemption provisions: Subject to the provisions of the Business Corporations Act (Québec), the holders of Class “F” Preferred Shares have, at any time, the right to require the Corporation to redeem (referred to as a “retraction right”) any or all of their Class “F” Preferred Shares at a redemption price equal to the amount paid for such shares in the subdivision of the issued and paid-up share capital account relating to such shares, plus a specified premium, if applicable, plus the amount of any declared and unpaid dividends.

In addition, the Corporation may, at its option, redeem any or all of the Class “F” Preferred Shares outstanding at any time at an aggregate redemption price equal to the consideration received by the Corporation for these Class “F” Preferred Shares. The Corporation may also, when it deems it appropriate and without giving notice or taking into account the other classes of shares, buy, pursuant to a private agreement, all or some of the Class “F” Preferred Shares outstanding at a purchase price for any such Class “F” Preferred Shares not exceeding the retraction right purchase price described above or the book value of the Corporation’s net assets.

(f)	Sinking fund provisions: None.
(g)	Liability to further capital calls by the Corporation: None, provided that the Corporation’s directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.
(h)	Provisions discriminating against existing or prospective holders of Class “F” Preferred Shares as a result of such holder owning a substantial number of Class “F” Preferred Shares: None.

Class “G” Preferred Shares

(a)

Dividend rights: When the Corporation’s Board of Directors declares a dividend, the holders of Class “G” Preferred Shares have the right to receive, in priority over the holders of common shares and preferred shares of other series, a preferential and cumulative dividend, payable semi-annually, at the fixed rate of 11.25% per year, calculated daily on the basis of the applicable redemption value of Class “G” Preferred Shares. No dividends may be paid on any common shares or preferred shares of other series unless all dividends which shall have become payable on the Class “G” Preferred Shares have been paid or set aside for payment.

(b)

Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of Class “G” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

However, in the event that the Corporation shall have failed to pay eight (8) half-yearly dividends, whether or not consecutive, on the Class “G” Preferred Shares, and only for so long as the dividend remains in arrears, the holders of Class “G” Preferred Shares shall have the right to receive notice of meetings of shareholders and to attend and vote at any such meetings, except meetings at which only holders of another specified series or class of shares are entitled to vote. At each such meeting, each Class “G” Preferred Share shall entitle the holder thereof to one vote.

(c)

Rights to share in the Corporation’s profits: Except as described in paragraph (a) above (whereby the holders of Class “G” Preferred Shares are entitled to receive a 11.25% cumulative preferred dividend in preference to the holders of common shares and other series of preferred shares), paragraph (d) below (whereby the holders of Class “G” Preferred Shares are entitled to receive, in preference to the holders of common shares and other series of preferred shares, an amount equal to $1,000 per Class “G” Preferred Share and any accumulated and unpaid dividends with respect thereto in the event of its liquidation, winding-up or reorganization) and paragraph (e) below (whereby the holders of Class “G” Preferred Shares may require the Corporation to redeem the Class “G” Preferred Shares at a redemption price of $1,000 per share plus any accrued and unpaid dividends with respect thereto): None.

(d)

Rights upon liquidation: In the event of the Corporation’s liquidation, dissolution or reorganization or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of its Class “G” Preferred Shares shall be entitled to receive in preference to the holders of its common shares and its preferred shares of other series an amount equal to $1,000 per Class “G” Preferred Share and any accrued and unpaid dividends with respect thereto.

Class “G” Preferred Shares have priority over common shares and preferred shares of other series as to the order of priority of the distribution of assets in case of the liquidation or dissolution of the Corporation, voluntary or involuntary, or of any other distribution of its assets to its shareholders for the purpose of winding up its affairs.

(e)

Redemption provisions: Subject to the provisions of the Business Corporations Act (Québec), the holders of Class “G” Preferred Shares have, at any time, the right to require the Corporation to redeem any and all of their shares at a redemption price equal to $1,000 per share plus any accrued and unpaid dividends with respect thereto. In addition, the Corporation may, at its option, redeem any and all Class “G” Preferred Shares at any time at a redemption price equal to $1,000 per share plus any accrued and unpaid dividends with respect thereto.

(f)	Sinking fund provisions: None.
(g)	Liability to further capital calls by the Corporation: None, provided that the Corporation’s directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.
(h)	Provisions discriminating against existing or prospective holders of Class “G” Preferred Shares as a result of such holder owning a substantial number of Class “G” Preferred Shares: None.

Class “H” Preferred Shares

(a)

Dividend rights: The holders of Class “H” Preferred Shares shall be entitled to receive, every year, in such manner and at such time as the Corporation’s Board of Directors may declare, a non-cumulative dividend at the fixed rate of 1% per month, calculated on the redemption price of the Class “H” Preferred Shares, payable in cash, property or through the issuance of fully paid shares of any class of the Corporation.

(b)

Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of Class “H” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.

(c)

Rights to share in the Corporation’s profits: Except as described in paragraph (a) above (whereby the holders of Class “H” Preferred Shares are entitled to receive, every year, in such manner and at such time as the Board of Directors may declare, a non-cumulative dividend at the fixed rate of 1% per month), paragraph (d) below (whereby the holders of Class “H” Preferred Shares are entitled to repayment of the amount paid for the Class “H” Preferred Shares in the event of its liquidation, winding-up or reorganization) and paragraph (e) below (whereby the holders of Class “H” Preferred Shares may require the Corporation to redeem the Class “H” Preferred Shares at a specified redemption price): None.

(d)

Rights upon liquidation: In the event of the Corporation’s liquidation, dissolution or reorganization or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Class “H” Preferred Shares shall be entitled to repayment of the amount paid for the Class “H” Preferred Shares into the subdivision of the issued and paid-up share capital account relating to the Class “H” Preferred Shares.

(e)

Redemption provisions: Subject to the provisions of the Business Corporations Act (Québec), the Corporation may elect to redeem the Class “H” Preferred Shares at any time at a price equal to the specified redemption price plus an amount equal to any dividends declared thereon but unpaid up to the date of redemption. The specified redemption price is, subject to certain conditions, equal to the aggregate consideration received for such share.

(f)	Sinking fund provisions: None.
(g)	Liability to further capital calls by the Corporation: None, provided that the Corporation’s directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.
(h)	Provisions discriminating against existing or prospective holders of Class “H” Preferred Shares as a result of such holder owning a substantial number of Class “H” Preferred Shares: None.
3.

Actions necessary to change the rights of shareholders. Under the Business Corporations Act (Québec), (i) Videotron’s Articles may only be amended by the affirmative vote of the holders of two-thirds (⅔) of the votes cast by the shareholders at a special meeting called for that purpose and (ii) its by-laws may be amended by its Board of Directors and ratified by a majority of the votes cast by the shareholders at the next shareholders meeting. Unless they are rejected by the shareholders at the close of the meeting or not submitted to the shareholders, the amended by-laws are effective as of the date of the resolution of the Board of Directors approving them. However, by-law amendments relating to procedural matters with respect to shareholders meetings take effect only once they have received shareholders’ approval. In addition, pursuant to the Business Corporations Act (Québec), Videotron may not make any amendments to the Articles that affect the rights, conditions, privileges or restrictions attaching to issued shares of any series outstanding, other than an increase in the share capital or the number of its authorized shares, without obtaining the consent of all the shareholders concerned by the amendment, whether or not they are eligible to vote. In order to change the rights of its shareholders, Videotron would need to amend its Articles to effect the change. Such an amendment would require the approval of holders of two-thirds (⅔) of the shares at a duly called special meeting. For amendments affecting the rights of a particular class or series of shares, the holders of such class or series of shares are entitled to a separate vote, whether or not shares of this class or series otherwise carry the right to vote. Such a proposed amendment will be effected only if it receives the approval of two-thirds (⅔) of holders of each such affected class or series of shares. In respect of certain amendments, a shareholder is entitled to dissent and, if the resolution is adopted and Videotron implements the changes, demand that Videotron repurchase all of its shares of such class or series for which a separate vote was carried out at their fair value.

4.

Shareholder Meetings. Videotron’s by-laws and the Business Corporations Act (Québec) provide that the annual meeting of its shareholders shall be held within fifteen (15) months after the last preceding annual meeting. All shareholders meetings shall be held within the province of Québec at the place and time determined by its Board of Directors and may be called by order of its Board of Directors.

Videotron’s by-laws provide that notice specifying the place, date, time and purpose of any meeting of its shareholders shall be sent to all the shareholders entitled to vote and to each director at least 21 days but not more than 60 days before the meeting by any means providing proof of the date of sending at the addresses indicated in its records.

Videotron’s chairman of the board or, in his absence, the vice-chair of the board, if any, or in his absence, the president and chief executive officer or any other person that may be named by the board shall preside at all meetings of the shareholders. If the person who is to chair the meeting is not present at the meeting within 15 minutes after the time appointed for the meeting, the shareholders present choose one of their own to chair the meeting.

Videotron’s by-laws provide that a quorum of shareholders is present at a shareholders meeting if, at the opening of the meeting, one or several holders of 50% or more of the shares that carry the right to vote at the meeting are present in person or represented by proxy.

5.

Limitations on right to own securities. There is no limitation imposed by Canadian law or by the Articles or Videotron’s other constituent documents on the right of non-residents or foreign owners to hold or vote shares, other than as provided in the Investment Canada Act (Canada) and the Radiocommunication Act. The Investment Canada Act (Canada) requires “non-Canadian” (as defined in the Investment Canada Act (Canada)) individuals, governments, corporations and other entities who wish to acquire control of a “Canadian business” (as defined in the Investment Canada Act (Canada)) to file either an application for review (when certain asset value thresholds are met) or a post-closing notification with the Director of Investments appointed under the Investment Canada Act (Canada), unless a specific exemption applies. The Investment Canada Act (Canada) requires that, when an acquisition of control of a Canadian business by a “non-Canadian” is subject to review, it must be approved by the Minister responsible for the Investment Canada Act (Canada) on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act (Canada). Radio licenses may be issued under the Radiocommunication Act to radiocommunication service providers (“Service Providers”) that meet the eligibility criteria of Canadian ownership and control set forth in the Canadian Telecommunications Common Carrier Ownership and Control Regulations (the “CTCCOCR”). Under the CTCCOCR, the Service Provider may refuse to accept any subscription for or register the transfer of any of its voting shares unless it receives a declaration that such subscription or transfer would not result in the percentage of the total voting shares of the Service Provider that are beneficially owned and controlled by non-Canadians exceeding 33⅓%.

6.

Provisions that could have the effect of delaying, deferring or preventing a change of control. The Articles provide that Videotron’s directors shall refuse to issue (including on the occasion or because of a conversion of shares or in shares), and to allow a transfer of, any share of Videotron’s capital stock if this issuance or transfer would, in the opinion of its directors, affect its eligibility or of any other corporation or partnership in which Videotron has or may have an interest, to obtain, preserve or renew a license or authorization required for the operation or continuation of its broadcasting company (as defined in the Broadcasting Act, as amended) (or any part thereof) or of any other activity necessary for the continuation of Videotron. See “Item 4. Information on the Corporation — Regulation — Ownership and Control of Canadian Broadcast Undertakings”.

7.	Not applicable.
8.	Not applicable.
9.	Not applicable.
C-	Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which Videotron or any of its subsidiaries is a party, for the two years preceding publication of this annual report.

(a)

Indenture relating to US$800,000,000 of Videotron’s 5% Senior Notes due July 15, 2022, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On March 14, 2012, Videotron issued US$800,000,000 aggregate principal amount of its 5% Senior Notes due July 15, 2022, pursuant to an Indenture, dated as of March 14, 2012, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes are unsecured and mature on July 15, 2022. Interest on these senior notes is payable in cash semi-annually in arrears on January 15 and July 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the make-whole redemption price set forth in the indenture. This indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. In 2021, Videotron redeemed and retired the entire principal amount outstanding of its 5% Senior Notes due July 15, 2022.

(b)

Indenture relating to $400,000,000 of Videotron’s 5⅝% Senior Notes due June 15, 2025, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On June 17, 2013, Videotron issued $400,000,000 aggregate principal amount of its 5⅝% Senior Notes due June 15, 2025, pursuant to an Indenture, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on June 15, 2025. Interest on these senior notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the make-whole redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(c)

Indenture relating to US$600,000,000 of Videotron’s 5⅜% Senior Notes due June 15, 2024, dated as of April 9, 2014, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 9, 2014, Videotron issued US$600,000,000 aggregate principal amount of its 5⅜% Senior Notes due June 15, 2024, pursuant to an Indenture, dated as of April 9, 2014, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes are unsecured and mature on June 15, 2024. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the make-whole redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(d)

Indenture relating to $375,000,000 of Videotron’s 5¾% Senior Notes due January 15, 2026, dated as of September 15, 2015, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On September 15, 2015, Videotron issued $375,000,000 aggregate principal amount of its 5¾% Senior Notes due January 15, 2026, pursuant to an Indenture, dated as of September 15, 2015, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2026. Interest on these senior notes is payable in cash semi-annually in arrears on March 15 and September 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at a price based on a make-whole formula during the first five years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(e)

Indenture relating to US$600,000,000 of Videotron’s 5⅛% Senior Notes due April 15, 2027, dated as of April 13, 2017, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On April 13, 2017, Videotron issued US$600,000,000 aggregate principal amount of its 5⅛% Senior Notes due April 15, 2027, pursuant to an Indenture, dated as of April 13, 2017, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes are unsecured and mature on April 15, 2027. Interest on these senior notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at a price based on a make-whole formula during the first five years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(f)

Indenture relating to $800,000,000 of Videotron’s 4½% Senior Notes due January 15, 2030, dated as of October 8, 2019, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On October 8, 2019, Videotron issued $800,000,000 aggregate principal amount of its 4½% Senior Notes due January 15, 2030, pursuant to an Indenture, dated as of October 8, 2019, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2030. Interest on these senior notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at a price based on a make-whole formula during the first five years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(g)

Indenture relating to $650,000,000 of Videotron’s 3⅛% Senior Notes due January 15, 2031, dated as of January 22, 2021, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On January 22, 2021, Videotron issued $650,000,000 aggregate principal amount of its 3⅛% Senior Notes due January 15, 2031, pursuant to an Indenture, dated as of January 22, 2021, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2031. Interest on these senior notes is payable in cash semi-annually in arrears on January 15 and July 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at a price based on a make-whole formula during the first five years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(h)

Indenture relating to US$500,000,000 of Videotron’s 3⅝% Senior Notes due June 15, 2029, dated as of June 17, 2021, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

On June 17, 2021, Videotron issued US$500,000,000 aggregate principal amount of its 3⅝% Senior Notes due June 15, 2029, pursuant to an Indenture, dated as of June 17, 2021, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes are unsecured and mature on June 15, 2029. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable at the option of Videotron, in whole or in part, at a price based on a make-whole formula during the first three years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(i)	Indenture relating to $750,000,000 of Videotron’s 3⅝% Senior Notes due June 15, 2028, dated as of June 17, 2021, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On June 17, 2021, Videotron issued $750,000,000 aggregate principal amount of its 3⅝% Senior Notes due June 15, 2028, pursuant to an Indenture, dated as of June 17, 2021, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on June 15, 2028. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable at the option of Videotron, in whole or in part, at a price based on a make-whole formula during the first three years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(j)

Credit Agreement originally dated as of November 28, 2000, by and among Videotron, as borrower, the guarantors party thereto, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent, as amended.

Videotron’s senior credit facilities, as amended and restated as of June 16, 2015 (and as amended thereafter), currently provide for a $1,500,000,000 secured revolving credit facility that matures on July 20, 2023. The proceeds of the revolving credit facility can be used for general corporate purposes including, without limitation, to issue letters of credit and to pay dividends to Quebecor Media subject to certain conditions.

Advances under Videotron’s secured revolving credit facility bear interest at the Canadian prime rate, the U.S. prime rate, the LIBOR or the bankers’ acceptance rate plus, in each instance, an applicable margin determined by the Leverage Ratio (as defined in Videotron’s credit agreement) of the Relevant Group (as defined in such credit agreement). The applicable margin for Canadian prime rate advances and U.S. prime rate advances ranges from 0.20%

when this ratio is less than or equal to 2.25x, to 1.50% when this ratio is greater than 4.5x. The applicable margin for LIBOR advances, bankers’ acceptance advances or letters of credit fees ranges from 1.20% when this ratio is less than or equal to 2.25x, to 2.50% when this ratio is greater than 4.5x. Videotron has also agreed to pay specified standby fees in respect of its revolving credit facility.

The revolving credit facility is repayable in full on July 20, 2023.

Borrowings under Videotron’s senior credit facilities and under eligible derivative instruments are secured by a first-ranking hypothec or security interest (subject to certain permitted encumbrances) on all current and future assets of Videotron and of the guarantors under the senior credit facility (which include most, but not all of Videotron’s subsidiaries), guarantees by such guarantors, pledges of shares by Videotron and such guarantors and other security.

Videotron’s senior credit facilities contain customary covenants that restrict and limit the ability of Videotron and the members of the VL Group (as defined in the credit agreement to mean Videotron and all of its wholly owned subsidiaries) to, among other things, enter into merger or amalgamation transactions or liquidate or dissolve, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, Videotron’s senior credit facilities contain customary financial covenants and customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to Videotron or any member of the VL Group (other than an Immaterial Subsidiary, as defined in the credit agreement), and the occurrence of a change of control.

D-	Exchange Controls

There are currently no laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to non-resident holders of Videotron’s securities, other than withholding tax requirements. Canada has no system of exchange controls. See “— Taxation — Canadian Material Federal Income Tax Considerations for Residents of the United States” below.

There is no limitation imposed by Canadian law or by the Articles of Incorporation or other charter documents of Videotron on the right of a non-resident to hold voting shares of Videotron, other than as provided by the Investment Canada Act (Canada), as amended, in particular, by the Canada-United States-Mexico Agreement (Canada ) (“CUSMA”), and the World Trade Organization (WTO) Agreement Implementation Act. The Investment Canada Act (Canada) requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Investment Canada Act (Canada). Generally, the threshold for review will be higher in monetary terms for a member of the WTO or CUSMA.

In addition, there are regulations related to the ownership and control of Canadian broadcast undertakings. See “Item 4 — Information on the Corporation — Regulation”.

E-	Taxation

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of (i) Videotron’s 5⅜% Senior Notes due 2024 (the “5⅜% Senior Notes”), (ii) Videotron’s 5⅝% Senior Notes due 2025 (the “5⅝% Senior Notes”), (iii) Videotron’s 5¾% Senior Notes due 2026 (the “5¾% Senior Notes”), (iv) Videotron’s 5⅛% Senior Notes due 2027 (the “5⅛% Senior Notes”), (v) Videotron’s 3⅝% Senior Notes due June 15, 2028 (the “3⅝% C$ Senior Notes”), (vi) Videotron’s 3⅝% Senior Notes due June 15, 2029 (the “3⅝% US$ Senior Notes”), (vii) Videotron’s 4½% Senior Notes due 2030 (the “4½% Senior Notes”), and (viii) Videotron’s 3⅛% Senior Notes due 2031 (the “3⅛% Senior Notes”) (collectively, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. Videotron’s 5⅝% Senior Notes, 5¾% Senior Notes, 3⅝% C$ Senior Notes, 4½% Senior Notes and 3⅛% Senior Notes are denominated in Canadian dollars (the “Canadian dollar Notes”). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S.

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

This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code or U.S. Holders subject to the 3.8% Medicare tax on net investment income) or to U.S. Holders that may be subject to special rules under U.S. federal income tax law, including:

●	dealers in stocks, securities or currencies;
●	persons using a mark-to-market accounting method;
●	banks and financial institutions;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	tax-exempt organizations;
●	persons holding notes as part of a hedging or conversion transaction or a straddle;
●	persons deemed to sell notes under the constructive sale provisions of the Code;
●	persons who or that are, or may become, subject to the expatriation provisions of the Code;
●	persons whose functional currency is not the U.S. dollar;
●	persons required to accelerate the recognition of any item of gross income with respect to any of the notes as a result of such income being recognized on an applicable financial statement;
●	entities taxes as a partnership or the partners therein; and
●	direct, indirect or constructive owners of 10% or more, of the voting power or value, of Videotron’s outstanding shares.

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

For purposes of this summary, “U.S. Holder” means the beneficial holder of a note who or that for U.S. federal income tax purposes is:

●	an individual who is a citizen or resident of the United States;
●	a corporation or other entity treated as a corporation, formed or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust, (i) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or (ii) if a valid election is in effect to treat the trust as a U.S. person.

Videotron has not sought and will not seek any opinion of U.S. legal counsel or rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position will not be sustained.

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

In certain circumstances Videotron may be obligated to pay amounts in excess of stated interest or principal on the notes or may make payments or redeem the notes in advance of their expected maturity. According to U.S. Treasury regulations, the possibility that any such payments or redemptions will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made, or if such payments are incidental. Videotron believes the likelihood that it will make any such payments is remote and/or that such payment will be incidental. Therefore, Videotron does not intend to treat the potential payments or redemptions pursuant to the provisions related to changes in Canadian laws or regulations applicable to tax-related withholdings or deductions, any registration rights provisions, or the other redemption and repurchase provisions as part of the yield to maturity of the notes or as affecting the tax treatment of the notes. Videotron’s determination that these contingencies are remote and/or incidental is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Videotron’s determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on its notes in excess of stated interest and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If Videotron pays additional amounts on the notes, U.S. Holders will be required to recognize such amounts as income.

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

Market Discount and Bond Premium

Market Discount

If a U.S. Holder purchases notes for an amount less than the sum of all amounts (other than qualified stated interest) payable with respect to the notes after the date of acquisition, the difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange or retirement of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including in the case of a note exchanged for a registered note pursuant to a registration offer, any market discount accrued on the related outstanding note). A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method. In that case, a U.S. Holder’s tax basis in the notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by the U.S. Holder during the taxable year of the election and thereafter, and may not be revoked without the consent of the IRS. If a U.S. Holder does not make such an election, in general, all or a portion of such holder’s interest expense on any indebtedness incurred or continued in order to purchase or carry notes may be deferred until the maturity of the notes, or certain earlier dispositions. Unless a U.S. Holder elects to accrue market discount under a constant yield method, any market discount will accrue ratably during the period from the date of acquisition of the related outstanding note to its maturity date.

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

Sale, Exchange or Retirement of a Note

A U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than in a tax-free transaction), redemption, retirement or other taxable disposition of a note, equal to the difference, if any, between:

●	the amount realized (or the U.S. dollar value thereof if received in a foreign currency) less any portion allocable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary interest income; and
●	the U.S. Holder’s adjusted tax basis in the note.

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

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to payments of principal and interest on a note and to the proceeds of the sale or other disposition of a note made to U.S. Holders other than certain exempt recipients (such as corporations). A U.S. Holder of the notes may be subject to “backup withholding” with respect to certain “reportable payments”, including interest payments and, under certain circumstances, principal payments on the notes or upon the receipt of proceeds upon the sale or other disposition of such notes. These backup withholding rules apply if the U.S. Holder, among other things:

●	fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalty of perjury within a reasonable time after the request for the TIN;
●	furnishes an incorrect TIN;
●	is notified by the IRS that it has failed to report properly interest or dividends; or
●	under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding.

A U.S. Holder can generally avoid the application of the backup withholding rules by properly completing and submitting the IRS Form W-9 included with the Letter of Transmittal. A U.S. Holder that does not provide Videotron with its correct TIN also may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder’s U.S. federal income tax liability, and may entitle the U.S. Holder to a refund, provided that the required information is properly and timely furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain exempt U.S. Holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established.

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

F-          Dividends and Paying Agents

Not applicable.

G-          Statement By Experts

Not applicable.

H-          Documents on Display

You may read and copy documents referred to in this annual report that have been filed with the SEC at the Public Reference Room at the SEC’s Headquarters, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or obtain copies of this information by mail from the Public Reference Room at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the SEC’s Public Reference Room. The SEC also maintains an Internet website that contains reports and other information that Videotron has furnished electronically with the SEC. The URL of that website is http://www.sec.gov. Any documents referred to in this annual report may also be inspected without charge at Videotron’s offices at 612 St. Jacques Street, Montréal, Québec, Canada, H3C 4M8.

I-           Subsidiary Information

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Videotron uses certain financial instruments, such as cross-currency interest rate swaps and foreign exchange forward contracts, to manage interest rate and foreign exchange risk exposures. These instruments are used solely to manage the financial risks associated with its obligations and are not used for trading or speculation purposes. For more information regarding Videotron’s financial instruments and financial risk management, refer to Note 25 to its audited consolidated financial statements for the year ended December 31, 2021 included under “Item 18. Financial Statements” of this annual report.

Foreign Currency Risk

Most of Videotron’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures, are received or denominated in Canadian dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. Videotron has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2021 and to hedge its exposure on certain purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures. Accordingly, Videotron’s sensitivity to variations in foreign exchange rates is economically limited.

Interest Rate Risk

Videotron’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate and (iv) U.S. prime rate. The Senior Notes issued by Videotron bear interest at fixed rates. Videotron has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2021, after taking into account the hedging instruments, long-term debt was comprised of 91.4% fixed rate debt (96.1% in 2020) and 8.6% floating rate debt (3.9% in 2020).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2021 was $4.6 million.

Credit Risk

Credit risk is the risk of financial loss to Videotron if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises principally from amounts receivable from customers, including contract assets.

The carrying amounts of financial assets represent the maximum credit exposure.

In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2021, no customer balance represented a significant portion of Videotron’s consolidated trade receivables. Videotron is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2021, the provision for expected credit losses represented 1.9% of the gross amount of accounts receivable and contract assets (2.5% as of December 31, 2020), while 5.3% of trade receivable were 90 days past their billing date (4.1% as of December 31, 2020).

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

Principal Repayments

As at December 31, 2021, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

Year ending December 31,	(in millions of dollars)
2022	—
2023	285.0
2024	758.2
2025	400.0
2026	375.0
2027 and thereafter	3,590.0
Total	$5,408.2

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of security holders.

Use of Proceeds

Not applicable.

ITEM 15 – CONTROLS AND PROCEDURES

As at the end of the period covered by this report, Videotron’s President and Chief Executive Officer and Videotron’s Senior Vice President and Chief Financial Officer, together with members of Videotron’s senior management, have carried out an evaluation of the effectiveness of Videotron’s disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, Videotron’s President and Chief Executive Officer and Videotron’s Senior Vice President and Chief Financial Officer, concluded that Videotron’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that Videotron files or submits under the Exchange Act is accumulated and communicated to management, including Videotron's principal executive and principal financial officer, to allow timely decisions regarding disclosure.

Videotron’s management is responsible for establishing and maintaining adequate internal control over financial reporting of Videotron (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Videotron’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Videotron’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Videotron’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of Videotron are being made only in accordance with authorizations of management and directors of Videotron; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Videotron’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Videotron’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that Videotron’s internal control over financial reporting was effective as of December 31, 2021.

Pursuant to the Dodd–Frank Wall Street Reform and Consumer Protection Act of 2010 and related SEC rules, Videotron is not required to include in its annual report an attestation report of Videotron’s independent registered public accounting firm regarding Videotron’s internal control over financial reporting. Videotron management’s report regarding the effectiveness of its internal control over financial reporting was therefore not subject to attestation procedures by its independent registered public accounting firm.

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

ITEM 16 – [RESERVED]

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

Videotron’s Audit and Risk Management Committee has been structured to comply with the requirements of Canadian National Instrument 52-110 - Audit Committee (“NI 52-110”). Videotron’s Board of Directors has determined that more than one “audit committee financial expert” (as defined in Item 16A of Form 20-F) are serving on Videotron’s Audit and Risk Management Committee and that all members of the Audit and Risk Management Committee are “independent” directors, as defined under SEC rules.

ITEM 16B – CODE OF ETHICS

Videotron has a Code of Ethics that applies to all directors, officers and employees of Videotron, including its Chief Executive Officer, Senior Vice President and Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. Videotron’s Code of Ethics is included as an exhibit to this annual report on Form 20-F.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as Videotron’s independent registered public accounting firm for the fiscal years ended December 31, 2021, 2020 and 2019. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2021 are included in this annual report on Form 20-F.

Videotron’s Audit and Risk Management Committee establishes the independent auditors’ compensation. The Audit and Risk Management Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit and Risk Management Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2021, 2020 and 2019, none of the non-audit services described below were approved by the Audit and Risk Management Committee of Videotron’s Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by Videotron’s independent auditors, Ernst & Young LLP, for the fiscal years ended December 31, 2021, 2020 and 2019.

	2021	2020	2019
Audit Fees(1)	$1,283,320	$1,152,374	$919,693
Audit related Fees(2)	—	—	—
Tax Fees(3)	32,800	40,493	9,282
All Other Fees(4)	—	—	—
Total	$1,316,120	$1,192,867	$928,975
(1)	Audit Fees consist of fees approved for the annual audit of Videotron’s consolidated financial statements and quarterly reviews of interim financial statements of Videotron with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues and translation. It also includes audit and attestation services required by statute or regulation, such as comfort letters and consents, SEC prospectus and registration statements, other filings and other offerings, including annual reports and SEC forms and statutory audits.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards on proposed transactions, due diligence or accounting work related to acquisitions; employee benefit plan audits, and audit or attestation services not required by statute or regulation.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refunds, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers, acquisitions and divestitures, transfer pricing, and requests for advance tax rulings or technical interpretations.
(4)	All Other Fees include fees billed for forensic accounting and occasional training services, assistance with respect to internal controls over financial reporting and disclosure controls and procedures.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F – CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G – CORPORATE GOVERNANCE

Not applicable.

ITEM 16H – MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 17 – FINANCIAL STATEMENTS

Not applicable.

ITEM 18 – FINANCIAL STATEMENTS

Videotron’s consolidated balance sheets as at December 31, 2021 and 2020 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2021, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

ITEM 19 – EXHIBITS

The following documents are filed as exhibits to this Form 20-F:

1.1

Certificate and Articles of Amalgamation of Videotron as of January 4, 2018 (incorporated by reference to Exhibit 1.1 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

1.2

By-laws of Videotron (translation) (incorporated by reference to Exhibit 1.4 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

1.3

Certificate and Articles of Amalgamation of Le SuperClub Vidéotron Ltée (translation) (incorporated by reference to Exhibit 1.5 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

1.4

By-laws of Le SuperClub Vidéotron Ltée (translation) (incorporated by reference to Exhibit 1.6 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

1.5

Certificate of Amendment for Le SuperClub Vidéotron Ltée (translation) (incorporated by reference to Exhibit 1.7 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000, Commission file No. 033-51000).

1.6

Articles of Incorporation of Vidéotron Infrastructures Inc., as amended as of February 17, 2011 (incorporated by reference to Exhibit 1.7 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

1.7

By-laws of Vidéotron Infrastructures Inc. (translation) (incorporated by reference to Exhibit 1.8 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

1.8

Certificate of Incorporation of Videotron US Inc. as of September 20, 2007 (incorporated by reference to Exhibit 1.9 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

1.9

Amended and Restated Certificate of Incorporation of Videotron US Inc. as of October 1, 2008 (incorporated by reference to Exhibit 1.10 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

1.10

By-laws of Videotron US Inc. (incorporated by reference to Exhibit 1.11 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

1.11

Declaration of registration of Videotron G.P. (incorporated by reference to Exhibit 1.12 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

1.12

Declaration of registration of Videotron L.P. (incorporated by reference to Exhibit 1.13 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

1.13

Certificate and Articles of Constitution of 9230-7677 Québec inc. (translation) (incorporated by reference to Exhibit 1.14 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on March 21, 2011, Commission file No. 033-51000).

1.14

By-laws of 9230-7677 Québec inc. (translation) (incorporated by reference to Exhibit 1.15 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

1.15

Certificate and Articles of Constitution of 9227-2590 Québec inc. (translation) (incorporated by reference to Exhibit 1.18 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000, Commission file No. 033-51000).

1.16

By-laws of 9227-2590 Québec inc. (translation) (incorporated by reference to Exhibit 1.19 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000, Commission file No. 033-51000).

1.17

Certificate and Articles of Incorporation as of 9529454 Canada Inc. as of November 30, 2011 (translation). (incorporated by reference to Exhibit 1.26 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.18

By-laws of 9529454 Canada Inc. (translation) (incorporated by reference to Exhibit 1.27 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.19

Certificate and Articles of Amalgamation of 8480869 Canada Inc. as of January 7, 2016 (incorporated by reference to Exhibit 1.28 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.20

By-laws of 8480869 Canada Inc. (translation) (incorporated by reference to Exhibit 1.29 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.21

Certificate and Articles of Incorporation of Canadian P2P Fibre Systems Ltd. as of June 15, 2007 (incorporated by reference to Exhibit 1.32 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.22

By-laws of Canadian P2P Fibre Systems Ltd (translation) (incorporated by reference to Exhibit 1.33 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

1.23

Certificate and Articles of Constitution of 9176-6857 Québec Inc. as of December 5, 2006 (translation) (incorporated by reference to Exhibit 1.29 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

1.24

Certificate and Articles of Amendment of 9176-6857 Québec Inc. as of June 13, 2014 (translation) (incorporated by reference to Exhibit 1.30 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

1.25

By-laws of 9176-6857 Québec Inc. (translation) (incorporated by reference to Exhibit 1.31 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

1.26

Certificate and Articles of Incorporation of Fizz Mobile & Internet Inc. as of November 27, 2018 (translation) (incorporated by reference to Exhibit 1.28 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

1.27

By-laws of Fizz Mobile & Internet Inc. (translation) (incorporated by reference to Exhibit 1.29 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

1.28

Certificate and Articles of Consolidation of Télédistribution Amos Inc. as of March 22, 2021 (translation) (incorporated by reference to Exhibit 1.30 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).

1.29

By-laws of Télédistribution Amos Inc. (translation) (incorporated by reference to Exhibit 1.31 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).

1.30	Certificate and Articles of Continuance of Câblovision Warwick Inc. as of May 31, 1991 (translation).

1.31	Certificate and Articles of Amendment of Câblovision Warwick Inc. as of April 7, 2021 (translation).

1.32	By-laws of Câblovision Warwick Inc. (translation).

2.1

Form of 5% Senior Notes due July 15, 2022 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.2

Form of Notation of Guarantee by the subsidiary guarantors of the 5% Senior Notes due July 15, 2022 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.3

Indenture, dated as of March 14, 2012, by and among Videotron, the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.4

Supplemental Indenture, dated as of March 12, 2015, by and among Videotron, 4Degrees Colocation Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.9 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.5

Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.10 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.6

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.12 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

2.7

Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.7 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.8

Supplemental Indenture, dated as of January 5, 2021, by and among Videotron, and Télédistribution Amos Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.8 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).

2.9

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012.

2.10

Form of 5⅝% Senior Notes due June 15, 2025 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.40 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.11

Form of Notation of Guarantee of the subsidiary guarantors of the 5⅝% Senior Notes due June 15, 2025 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.40 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-5100).

2.12

Indenture, dated as of June 17, 2013, by and among Videotron, the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.40 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file No. 033-51000).

2.13

Supplemental Indenture, dated as of March 12, 2015, by and among Videotron, 4Degrees Colocation Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.14 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.14

Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.5 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.15

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.6 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

2.16

Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.14 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.17

Supplemental Indenture, dated as of January 5, 2021, by and among Videotron, and Télédistribution Amos Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.16 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).

2.18

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013.

2.19

Form of 5⅜% Senior Notes due June 15, 2024 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.32 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.20

Form of Notation of Guarantee of the subsidiary guarantors of the 5⅜% Senior Notes due June 15, 2024 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.32 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.21

Indenture, dated as of April 9, 2014, by and among Videotron, the subsidiary guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.32 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 23, 2015, Commission file No. 033-51000).

2.22

Supplemental Indenture, dated as of March 12, 2015, by and among Videotron, 4Degrees Colocation Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.19 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.23

Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.20 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.24

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.24 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

2.25

Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.21 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.26

Supplemental Indenture, dated as of January 5, 2021, by and among Videotron, and Télédistribution Amos Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.24 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).

2.27

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014.

2.28

Form of 5¾% Senior Notes due January 15, 2026 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.23 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.29

Form of Notation of Guarantee by the subsidiary guarantors of the 5¾% Senior Notes due January 15, 2026 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.23 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.30

Indenture, dated as of September 15, 2015, by and among Videotron, the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.23 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.31

Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.5 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.32

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.6 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

2.33

Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.14 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.34

Supplemental Indenture, dated as of January 5, 2021, by and among Videotron, and Télédistribution Amos Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.16 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).

2.35

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.18 above).

2.36

Form of 5⅛% Senior Notes due April 15, 2027 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.26 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

2.37

Form of Notation of Guarantee by the subsidiary guarantors of the 5⅛% Senior Notes due April 15, 2027 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.26 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

2.38

Indenture, dated as of April 13, 2017, by and among Videotron, the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.26 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

2.39

Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 13, 2017 (incorporated by reference to Exhibit 2.31 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.40

Supplemental Indenture, dated as of January 5, 2021, by and among Videotron, and Télédistribution Amos Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 13, 2017 (incorporated by reference to Exhibit 2.36 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).

2.41

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 13, 2017.

2.42

Form of 4½% Senior Notes due January 15, 2030 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.34 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.43

Form of Notation of Guarantee of the subsidiary guarantors of the 4½% Senior Notes due January 15, 2030 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.34 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.44

Indenture, dated as of October 8, 2019, by and among Videotron, the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.34 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.45

Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of October 8, 2019 (incorporated by reference to Exhibit 2.14 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.46

Supplemental Indenture, dated as of January 5, 2021, by and among Videotron, and Télédistribution Amos Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of October 8, 2019 (incorporated by reference to Exhibit 2.16 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).

2.47

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of October 8, 2019 (incorporated by reference to Exhibit 2.18 above).

2.48

Form of 3⅛% Senior Notes due January 15, 2031 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.44 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).

2.49

Form of Notation of Guarantee of the subsidiary guarantors of the 3⅛% Senior Notes due January 15, 2031 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.44 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).

2.50

Indenture, dated as of January 22, 2021, by and among Videotron, the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.44 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).

2.51

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 22, 2021 (incorporated by reference to Exhibit 2.18 above).

2.52	Form of 3⅝% Senior Notes due June 15, 2028 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.54 below).

2.53	Form of Notation of Guarantee of the subsidiary guarantors of the 3⅝% Senior Notes due June 15, 2028 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.54 below).

2.54	Indenture, dated as of June 17, 2021, by and among Videotron, the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee.

2.55	Form of 3⅝% Senior Notes due June 15, 2029 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.57 below).

2.56	Form of Notation of Guarantee of the subsidiary guarantors of the 3⅝% Senior Notes due June 15, 2028 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.57 below).

2.57	Indenture, dated as of June 17, 2021, by and among Videotron, the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee.

4.1

Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron Ltée, Videotron Infrastructures Inc., Jobboom Inc., Videotron US Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., Videotron G.P., and Videotron L.P., as guarantors (incorporated by reference to Exhibit 4.1 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.2

First Amending Agreement, dated as of June 14, 2013, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by Le SuperClub Videotron Ltée, Videotron Infrastructures Inc., Videotron US Inc., 9227-2590 Québec inc., 9230-7677 Québec inc., Videotron G.P., Videotron L.P. and 8487782 Canada Inc. as guarantors (incorporated by reference to Exhibit 4.2 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 20, 2014, Commission file, No. 033-51000).

4.3

Second Amending Agreement, dated as of January 28, 2015, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, as amended, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 8487782 Canada Inc., Videotron G.P., Videotron L.P. and Videotron Infrastructures Inc., as guarantors (incorporated by reference to Exhibit 4.3 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

4.4

Third Amending Agreement, dated as of June 16, 2015, amending the Amended and Restated Credit Agreement, dated as of July 20, 2011, as amended, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 8487782 Canada Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc. and 4Degrees Colocation Inc., as guarantors (incorporated by reference to Exhibit 4.4 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

4.5

First Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of June 24, 2016, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 9176-6857 Québec Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors (incorporated by reference to Exhibit 4.5 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

4.6

Second Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of January 3, 2018, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9176-6857 Québec Inc., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors (incorporated by reference to Exhibit 4.6 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018).

4.7

Third Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of November 26, 2018, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 9176-6857 Québec Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors. (incorporated by reference to Exhibit 4.7 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed on March 26, 2019, Commission file No. 033-51000).

4.8

Form of Guarantee of the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 4.1 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.9

Form of Share Pledge of the shares of Videotron and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 4.1 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.10

Management Services Agreement, effective as of January 1, 2002, between Quebecor Media and Videotron (incorporated by reference to Exhibit 10.5 of Videotron’s Registration Statement on Form F-4 dated November 24, 2003, Registration Statement No. 333-110697).

8.1	Subsidiaries of Videotron.

11.1	Code of Ethics.

12.1	Certification of Pierre Karl Péladeau, President of Videotron, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Jean-François Lescadres, Vice President Finances of Videotron, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Karl Péladeau, President of Videotron, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of Jean-François Lescadres, Vice President Finances of Videotron pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

101	Interactive Data Files.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIDEOTRON LTD.

By:	/s/ Jean-Francois Lescadres
Name: Jean-Francois Lescadres
Title: Vice President Finances

Dated: March 24, 2022

F

VIDEOTRON LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2020 and 2019

Report of independent registered public accounting firm

To the shareholder and the board of directors of Videotron Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Videotron Ltd. [the “Corporation”] as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, equity and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as of December 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards [IFRSs] as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Timing of revenue recognition from subscriber services

Description of the matter

As disclosed in note 1 (e) to the consolidated financial statements, the Corporation recognizes revenue from subscriber services, such as television distribution, Internet access and wireline and mobile telephony, when the services are provided. Operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided, and the portion of revenues that is invoiced and unearned is presented as deferred revenue. The Corporation recognized $3,735.0 million of revenues for the year ended December 31, 2021 related to these services, and $284.9 million of deferred revenue as of December 31, 2021.

The Corporation’s revenue recognition process involves several information technology [“IT”] applications responsible for the initiation, processing, and recording of transactions from the Corporation’s various customers, and the calculation and allocation of revenue by service in accordance with the Corporation’s accounting policy. The timing of revenue recognition is considered a critical audit matter due to the complexity in our audit procedures considering the high volume of subscribers, each receiving different services with varying invoicing schedules.

How we addressed the matter in our audit

To test the timing of revenue recognition from subscriber services, our audit procedures included, among others, obtaining an understanding, evaluating the design, and testing the operating effectiveness of manual controls, as well as the application controls and the IT general controls with the assistance of our IT specialists, related to the timing of revenue recognition for subscriber services. We reperformed management’s calculation of the entire deferred revenue balance related to these subscriber services as of December 31, 2021. We tested a sample of the relevant data used for the calculation of the deferred revenue balance related to the subscriber services as of December 31, 2021, by comparing the invoice date, the invoice amount, and the types of services to the invoice and the related cash receipt. We corroborated, by agreeing to supporting documentation, the appropriateness of any manual entries posted to the deferred revenue accounts. Finally, we independently developed expectations of revenue per user by service type and compared it to the average revenue per user by service type.

Capitalization of labor costs to property, plant and equipment and to intangible assets

Description of the matter

As disclosed in note 2 to the consolidated financial statements, $168.4 million of labor costs were capitalized to property, plant and equipment and to intangible assets during the year ended December 31, 2021. Given the high volume of internal projects for which many employees are working on, the capitalization of labor costs is considered to be a critical audit matter.

How we addressed the matter in our audit

To test the capitalization of labor costs to property, plant and equipment and to intangible assets, our audit procedures included, among others, obtaining an understanding, evaluating the design, and testing the operating effectiveness of controls related to the capitalization of labor costs. We discussed with project managers, for a sample of significant projects, the nature of the project and the nature of the costs capitalized, and analyzed variances compared to the budget for each cost category, including labor costs. We corroborated variances compared to the budget to supporting documents such as invoices or employee timesheets. In addition, we corroborated labor costs capitalized by comparing the number of hours worked by an employee and their charge out rate on a specific project to the approved timesheet. Finally, we performed analytical procedures by comparing the proportion of internal labor per project to prior year.

We have served as the Corporation’s auditor since 2008.

Montreal, Canada

March 22, 2022

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2021, 2020 and 2019

(in millions of Canadian dollars)

	Note	2021	2020	2019
Revenues
Internet		$1,201.4	$1,131.4	$1,114.3
Television		836.1	903.6	974.4
Mobile telephony		712.5	658.5	600.7
Wireline telephony		318.5	338.4	341.1
Mobile equipment sales		276.4	257.2	229.1
Wireline equipment sales		204.0	151.7	40.7
Other		186.1	181.7	175.8
		3,735.0	3,622.5	3,476.1

Employee costs	2	405.9	403.8	398.6
Purchase of goods and services	2	1,453.4	1,354.3	1,274.7
Depreciation and amortization	10, 11, 12	717.8	743.8	685.6
Financial expenses	3	232.1	208.5	200.0
Loss on valuation and translation of financial instruments		0.4	1.2	0.6
Restructuring of operations and other items	4	11.6	29.4	20.2
Loss on debt refinancing	5	40.1	—	—
Income before income taxes		873.7	881.5	896.4
Income taxes (recovery):	6
Current		235.5	188.5	94.9
Deferred		(55.2)	(0.6)	84.2
		180.3	187.9	179.1
Income from continuing operations		693.4	693.6	717.3
Income from discontinued operations	28	—	34.8	115.9
Net income		$693.4	$728.4	$833.2

Income from continuing operations attributable to
Shareholder		$693.3	$693.5	$717.2
Non-controlling interests		0.1	0.1	0.1

Net income attributable to
Shareholder		$693.3	$728.3	$833.1
Non-controlling interests		0.1	0.1	0.1

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2021, 2020 and 2019

(in millions of Canadian dollars)

	Note	2021	2020	2019
Income from continuing operations		$693.4	$693.6	$717.3

Other comprehensive income (loss) from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments		4.6	(17.1)	50.6
Deferred income taxes		1.4	4.9	(2.7)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)	27	107.9	(61.0)	(47.3)
Deferred income taxes		(28.6)	16.2	12.7
Reclassification to income:
Gain related to cash flow hedges	5	(1.0)	—	—
Deferred income taxes		0.6	—	—
		84.9	(57.0)	13.3

Comprehensive income from continuing operations		778.3	636.6	730.6
Income from discontinued operations	28	—	34.8	115.9
Comprehensive income		$778.3	$671.4	$846.5

Comprehensive income from continuing operations attributable to
Shareholder		$778.2	$636.5	$730.5
Non-controlling interests		0.1	0.1	0.1

Comprehensive income attributable to
Shareholder		$778.2	$671.3	$846.4
Non-controlling interests		0.1	0.1	0.1

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2021, 2020 and 2019

(in millions of Canadian dollars)

	Equity attributable to the shareholder
				Equity
			Accumulated	attributable
			other	to non-
	Capital		comprehensive	controlling
	stock	Deficit	loss	interests	Total equity
	(note 19)		(note 21)
Balance as of December 31, 2018	$1,320.5	$(1,406.2)	$(62.0)	$0.4	$(147.3)
Net income	—	833.1	—	0.1	833.2
Other comprehensive income	—	—	13.3	—	13.3
Issuance of common shares	153.3	—	—	—	153.3
Reduction of paid-up capital	(465.0)	—	—	—	(465.0)
Dividends	—	(266.0)	—	—	(266.0)
Balance as of December 31, 2019	1,008.8	(839.1)	(48.7)	0.5	121.5
Net income	—	728.3	—	0.1	728.4
Other comprehensive loss	—	—	(57.0)	—	(57.0)
Issuance of common shares	6.8	—	—	—	6.8
Dividends	—	(611.0)	—	(0.2)	(611.2)
Balance as of December 31, 2020	1,015.6	(721.8)	(105.7)	0.4	188.5
Net income	—	693.3	—	0.1	693.4
Other comprehensive income	—	—	84.9	—	84.9
Reduction of paid-up capital	(720.0)	—	—	—	(720.0)
Dividends	—	(585.0)	—	(0.1)	(585.1)
Balance as of December 31, 2021	$295.6	$(613.5)	$(20.8)	$0.4	$(338.3)

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2021, 2020 and 2019

(in millions of Canadian dollars)

	Note	2021	2020	2019
Cash flows related to operating activities
Income from continuing operations		$693.4	$693.6	$717.3
Adjustments for:
Depreciation of property, plant and equipment	10	542.4	586.8	558.1
Amortization of intangible assets	11	136.7	122.6	95.0
Depreciation of right-of-use assets	12	38.7	34.4	32.5
Loss on valuation and translation of financial instruments		0.4	1.2	0.6
Impairment of assets	4	0.8	8.4	15.3
Loss on debt refinancing	5	40.1	—	—
Amortization of financing costs	3	6.1	5.8	5.1
Deferred income taxes	6	(55.2)	(0.6)	84.2
Other		0.5	(2.0)	0.3
		1,403.9	1,450.2	1,508.4
Net change in non-cash balances related to operating activities		(163.5)	1.6	(193.1)
Cash flows provided by continuing operating activities		1,240.4	1,451.8	1,315.3

Cash flows related to investing activities
Business acquisitions	7	(6.7)	(32.9)	—
Additions to property, plant and equipment	8,10	(407.2)	(429.2)	(476.8)
Additions to intangible assets	11	(986.1)	(180.2)	(468.1)
Proceeds from disposals of assets		7.7	3.5	4.1
Business disposal	28	—	—	100.7
Other		(0.8)	(0.6)	—
Cash flows used in continuing investing activities		(1,393.1)	(639.4)	(840.1)

Cash flows related to financing activities
Net change in bank indebtedness		—	(7.1)	(1.2)
Net change under revolving facility		285.0	(89.3)	(649.1)
Issuance of long-term debt, net of financing costs	16	1,986.8	—	790.7
Repayment of long-term debt	5,16	(1,023.3)	—	—
Repayment of lease liabilities	17	(39.4)	(39.4)	(35.9)
Settlement of hedging contracts	5	185.2	—	—
Issuance of common shares	19	—	6.8	153.3
Dividends		(585.0)	(611.0)	(266.0)
Dividends paid to non-controlling interests		(0.1)	(0.2)	—
Reduction of paid-up capital	19	(720.0)	—	(465.0)

Cash flows provided by (used in) continuing financing activities		89.2	(740.2)	(473.2)

Cash flows (used in) provided by continuing operations		$(63.5)	$72.2	$2.0

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2021, 2020 and 2019

(in millions of Canadian dollars)

	Note	2021	2020	2019
Cash flows (used in) provided by continuing operations		$(63.5)	$72.2	$2.0

Cash flows used in discontinued operations	28	—	(0.6)	(0.7)

Cash and cash equivalents at beginning of the year		74.0	2.4	1.1
Cash and cash equivalents at end of the year		$10.5	$74.0	$2.4

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash		$9.4	$72.8	$0.3
Cash equivalents		1.1	1.2	2.1
		$10.5	$74.0	$2.4

Changes in non-cash balances related to operating activities (excluding the effect of business acquisitions and disposals)
Accounts receivable		$(201.3)	$(53.9)	$1.6
Contract assets		91.5	(25.7)	(16.4)
Amounts receivable from and payable to affiliated corporations		16.3	2.4	16.5
Inventories		(33.5)	10.6	(26.8)
Accounts payable, accrued charges and provisions		2.5	40.9	16.2
Income taxes		(22.7)	72.3	(135.7)
Deferred revenue		13.9	(27.8)	(9.8)
Defined benefit plans		(1.7)	9.7	(19.2)
Other		(28.5)	(26.9)	(19.5)
		$(163.5)	$1.6	$(193.1)
Interest and taxes reflected as operating activities
Cash interest payments		$244.8	$211.7	$193.0
Cash income tax payments (net of refunds)		257.5	115.8	227.7

Non-cash investing transactions are presented in notes 10,11 and 12.

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2021 and 2020

(in millions of Canadian dollars)

	Note	2021	2020
Assets

Current assets
Cash and cash equivalents		$10.5	$74.0
Restricted cash	8	162.4	—
Accounts receivable	9, 14	530.4	358.4
Contract assets	14	129.4	174.9
Amounts receivable from affiliated corporations	26	17.8	12.7
Inventories		153.4	119.9
Other current assets	14	116.0	103.4
		1,119.9	843.3
Non-current assets
Property, plant and equipment	10	2,761.6	2,879.5
Intangible assets	11	2,212.0	1,351.4
Right-of-use assets	12	122.9	111.3
Goodwill	13	542.6	538.1
Derivative financial instruments	25	140.5	353.7
Investment in an affiliated corporation	26	1,595.0	1,595.0
Promissory note to the parent corporation	28	160.0	160.0
Other assets	14	251.3	287.3
		7,785.9	7,276.3
Total assets		$8,905.8	$8,119.6

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2021 and 2020

(in millions of Canadian dollars)

	Note	2021	2020
Liabilities and equity

Current liabilities
Accounts payable, accrued charges and provisions	15	$568.4	$608.0
Amounts payable to affiliated corporations	26	89.2	67.9
Deferred revenue		284.9	275.7
Deferred subsidies	8	162.4	—
Income taxes		36.0	59.1
Current portion of lease liabilities	17	35.0	32.0
		1,175.9	1,042.7
Non-current liabilities
Long-term debt	16	5,380.1	4,111.5
Subordinated loan from the parent corporation	26	1,595.0	1,595.0
Lease liabilities	17	118.8	110.3
Derivative financial instruments	25	23.3	28.4
Deferred income taxes	6	762.7	790.6
Other liabilities	18	188.3	252.6
		8,068.2	6,888.4
Equity
Capital stock	19	295.6	1,015.6
Deficit		(613.5)	(721.8)
Accumulated other comprehensive loss	21	(20.8)	(105.7)
Equity attributable to the shareholder		(338.7)	188.1
Non-controlling interests		0.4	0.4
		(338.3)	188.5
Commitments and contingencies	22, 24
Total liabilities and equity		$8,905.8	$8,119.6

See accompanying notes to consolidated financial statements.

On March 22, 2022, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

On behalf of the Board of Directors,

(signed)	(signed)
The Right Honourable Brian Mulroney, P.C., C.C., LL.D.	Chantal Bélanger
Chairman of the Board	Director

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

Videotron Ltd. (“Videotron” or the “Corporation”) is incorporated under the laws of Québec. The Corporation is a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”) and the ultimate parent corporation is Quebecor inc. Unless the context otherwise requires, Videotron or the Corporation refer to Videotron Ltd. and its subsidiaries.  The Corporation’s head office and registered office is located at 612 Saint-Jacques Street, Montreal, Québec, Canada. The percentages of voting rights and equity in its major subsidiaries are as follows:

% equity and voting
Videotron Infrastructures Inc.	100.0%
Videotron US Inc.	100.0%
Télédistribution Amos inc.	100.0%
SETTE Inc.	84.53%

The Corporation offers Internet access, television distribution, mobile and wireline telephony, business solutions and over-the-top video services in Canada.

COVID-19 pandemic

The COVID-19 pandemic has had a significant impact on the economic environment in Canada and around the world. In order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures since the beginning of this health crisis, including the suspension of some business activities. Since March 2020,  this health crisis has curtailed the operations of many of Videotron’s business partners and has led to a significant slowdown in some of the Corporation’s operating activities. Among other impacts, the restrictions and preventive measures imposed by the Québec government have caused a reduction in volume at Videotron’s retail outlets. Given the uncertainty about the future evolution of the pandemic, including any new major wave, the full impact of the health crisis cannot be determined with certainty.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB).

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

Comparative figures for the years ended December 31, 2020 and 2019 have been restated to conform to the presentation adopted for the year ended December 31, 2021.

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

(c)  Business acquisition

A business acquisition is accounted for by the acquisition method. The cost of an acquisition is measured at the fair value of the consideration given in exchange for control of the business acquired at the acquisition date. This consideration can be comprised of cash, assets transferred, financial instruments issued, or future contingent payments. The identifiable assets and liabilities of the acquired business are recognized at their fair value at the acquisition date. Results of operations of an acquired business are included in the Corporation’s consolidated financial statements from the date of the business acquisition. Business acquisition and integration costs are expensed as incurred and included as other items in the consolidated statements of income.

(d)  Foreign currency translation

Foreign currency transactions are translated to the functional currency by applying the exchange rate prevailing at the date of the transaction. Translation gains and losses on monetary assets and liabilities denominated in a foreign currency are included in financial expenses, or in gain or loss on valuation and translation of financial instruments.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)  Revenue recognition

The Corporation accounts for a contract with a customer only when all of the following criteria are met:

●	the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations;
●	the entity can identify each party’s rights regarding the goods or services to be transferred;
●	the entity can identify the payment terms for the goods or services to be transferred;
●	the contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and
●	it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services to be transferred to the customer.

The portion of revenues that is invoiced and unearned is presented as “Deferred revenue” on the consolidated balance sheets. Deferred revenue is usually recognized as revenue in the subsequent year.

The Corporation provides services under multiple deliverable arrangements, mainly for mobile contracts in which the sale of mobile devices is bundled with telecommunication services over the contract term. The total consideration from a contract with multiple deliverables is allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation. The total consideration can be comprised of an upfront fee or a number of monthly installments for the equipment sale and a monthly fee for the telecommunication service. Each performance obligation of multiple deliverable arrangements is then separately accounted for based on its allocated consideration amount.

The Corporation does not adjust the amount of consideration allocated to the equipment sale for the effects of a financing component since this component is not significant.

The Corporation recognizes each of its main activities’ revenues as follows:

●	operating revenues from subscriber services, such as television distribution, Internet access, wireline and mobile telephony, and over-the-top video services are recognized when services are provided;
●	revenues from equipment sales to subscribers are recognized when the equipment is delivered;
●	operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided; and
●	wireline connection and mobile activation revenues are deferred and recognized respectively as revenues over the period of time the customer is expected to remain a customer of the Corporation and over the contract term.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)   Revenue recognition (continued)

When a mobile device and a service are bundled under a single mobile contract, the term of the contract is generally 24 months.

The portion of mobile revenues earned without being invoiced is presented as contract assets on the consolidated balance sheets. Contract assets are realized over the term of the contract.

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

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)   Income taxes (continued)

In the course of the Corporation’s operations, there are a number of uncertain tax positions due to the complexity of certain transactions and to the fact that related tax interpretations and legislation are continually changing. When a tax position is uncertain, the Corporation recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or when the income tax liability is no longer probable.

(h)   Leases

The Corporation recognizes, for most of its leases, a right-of-use asset and a lease liability at the commencement of a lease. The right-of-use asset and the lease liability are initially measured at the present value of lease payments over the lease term, less incentive payments received, using the Corporation incremental borrowing rate at that date or the interest rate implicit in the lease. The term of the lease is comprised of the initial lease term and any additional period for which it is reasonably certain that the Corporation will exercise its extension option.

Right-of-use assets are depreciated over the shorter of the lease term or the useful life of the underlying asset.

Interest on lease liabilities is recorded in the consolidated statements of income as financial expenses and principal payments on the lease liability are presented as part of financing activities in the consolidated statements of cash flows.

(i)   Financial instruments

Classification, recognition and measurement

Most financial assets and liabilities are classified as subsequently measured at amortized cost, except for derivative financial instruments, investments in preferred shares of an affiliated corporation and loans from/to the parent corporation, which are measured at fair value through other comprehensive income or through profit or loss. Contingent consideration and future conditional adjustments arising from a business acquisition or disposal are measured at fair value at the transaction date with subsequent changes in fair value recorded in the consolidated statements of income.

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

The Corporation generally enters into the following types of derivative financial instruments:

●	The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Financial instruments (continued)

Derivative financial instruments and hedge accounting (continued)

●	The Corporation uses cross-currency swaps to hedge (i) foreign currency rate exposure on interest and principal payments on foreign-currency-denominated debt and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency swaps that set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting an interest rate from a floating rate to a floating rate or from a fixed rate to a fixed rate, are designated as cash flow hedges. The cross-currency swaps are designated as fair value hedges when they set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting the interest rate from a fixed rate to a floating rate.
●	The Corporation has established a hedge ratio of one for one for all its hedging relationships as the underlying risks of its hedging derivatives are identical to the hedged item risks.

The Corporation measures and records the effectiveness of its hedging relationships as follows:

●	For cash flow hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of a hypothetical derivative that simulates the cash flows of the hedged item.
●	For fair value hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of the hedged item attributable to the hedged risk.
●	Most of the Corporation’s hedging relationships are not generating material ineffectiveness. The ineffectiveness, if any, is recorded in the consolidated statements of income as a gain or loss on valuation and translation of financial instruments.

Under hedge accounting, the Corporation applies the following accounting policies:

●	For derivative financial instruments designated as fair value hedges, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.
●	For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Any change in the fair value of derivative financial instruments recorded in income is included in gain or loss on valuation and translation of financial instruments. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)   Financial instruments (continued)

Derivative financial instruments that do not qualify for hedge accounting, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a fair value basis on the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in the consolidated statements of income as a gain or loss on valuation and translation of financial instruments.

(j)   Financing costs

Financing costs related to long-term debt are capitalized in reduction of long-term debt and amortized using the effective interest rate method.

(k)  Tax credits and government assistance

The Corporation receives tax credits mainly related to its research and development activities and has access to several government programs designed to support large investment projects and the roll-out of high-speed Internet services in various regions of Québec. Government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are being met.

(l)   Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. These highly liquid investments consisted mainly of Bankers’ acceptances and term deposits.

(m) Trade receivables and contract assets

Trade receivables and contract assets are presented net of a provision for expected credit losses. The Corporation is using the IFRS 9 expected credit losses method to estimate that provision, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. Amounts receivable are written off when deemed uncollectible.

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

(o)   Property, plant and equipment

Property, plant and equipment are recorded at cost. Cost represents the acquisition costs, net of government subsidies and investment tax credits, or construction costs, including preparation, installation and testing costs. In the case of projects to construct wireline and mobile networks, the cost includes equipment, direct labour and related overhead costs. Projects under development may also be comprised of advance payments made to suppliers for equipment under construction.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

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

A decommissioning obligation in connection with the Corporation’s mobile network is recorded at the net present value of the estimated future expenditures required to settle the estimated future obligation at the consolidated balance sheet date. Changes in estimates of the decommissioning obligation are reflected in property, plant and equipment on the consolidated balance sheets. The Corporation does not record any decommissioning obligations in connection with its wireline distribution networks. The Corporation expects to renew all of its agreements with utility companies to access their support structures in the future, making the retirement date so far into the future that the present value of the restoration costs is insignificant for those assets.

The Corporation is engaged in an agreement to operate a shared LTE network in the Province of Québec and in the Ottawa area.

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

Intangible assets

Spectrum licences are recorded at cost. Spectrum licences have an indefinite useful life and are not amortized, in the view of the following facts: (i) the Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Innovation, Science and Economic Development Canada; (ii) the Corporation has the financial and operational ability to renew these spectrum licences; (iii) currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences, and (iv) the Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

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

Intangible assets with finite useful lives are amortized over their useful lives using the straight-line method over the following periods:

Assets	Estimated useful lives
Software	3 to 7	years
Customer relationships and other	5 to 8	years

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

(r)   Provisions

Provisions are recognized (i) when the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and (ii) when the amount of the obligation can be reliably estimated.

Restructuring costs, comprised primarily of termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised in those affected, that the plan will be carried out.

Provisions are reviewed at each consolidated balance sheet date and changes in estimates are reflected in the consolidated statements of income in the reporting period in which the changes occur.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)   Stock-based compensation

Stock-based awards to employees that call for settlement in cash, deferred share units (“DSUs”) or performance share units (“PSUs”), or that call for settlement in cash at the option of the employee as stock option awards, are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

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

(ii)	Defined benefit pension plans and postretirement plans

Defined benefit pension plan costs are determined using actuarial methods and are accounted for using the projected unit credit method, which incorporates management’s best estimates of future salary levels, other cost escalations, retirement ages of employees, and other actuarial factors. Defined benefit pension costs recognized in the consolidated statements of income as employee costs, mainly include the following:

●	service costs provided in exchange for employee services rendered during the period;
●	prior service costs recognized at the earlier of (a) when the employee benefit plan is amended or (b) when restructuring costs are recognized; and
●	curtailment or settlement gain or loss.

Interest on net defined benefit liability or asset recognized in the consolidated statements of income as financial expenses, is determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)   Pension plans and postretirement benefits (continued)

Re-measurements of the net defined benefit liability or asset are recognized immediately in other comprehensive income (loss) and in accumulated other comprehensive loss. Re-measurements are comprised of the following:

●	actuarial gains and losses arising from changes in financial and demographic actuarial assumptions used to determine the defined benefit obligation or from experience adjustments to liabilities;
●	the difference between actual return on plan assets and interest income on plan assets anticipated as part of the interest on net defined benefit liability or asset calculation and;
●	changes in the net benefit asset limit or in the minimum funding liability.

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	Use of estimates and judgments (continued)
(ii)	Costs and obligations related to pension and postretirement benefit plans

Estimates of costs and obligations related to pension and postretirement benefit obligations are based on a number of assumptions, such as the discount rate, the rate of increase in compensation, the retirement age of employees, health care costs, and other actuarial factors. Certain of these assumptions may have a significant impact on employee costs and financial expenses recorded in the consolidated statements of income, the re-measurement gain or loss on defined benefit plans recorded in the consolidated statements of comprehensive income, and the carrying value of other assets or other liabilities on the consolidated balance sheets. Key assumptions and a sensitivity analysis of the discount rate are presented in note 27.

(iii)	Provisions

The recognition of provisions requires management to estimate expenditures required to settle a present obligation or to transfer it to a third party at the date of assessment. It can also require an assessment of the probable outcomes of legal proceedings or other contingencies. Management expectations on the potential effect of the possible outcomes of legal disputes on the consolidated financial statements are presented in note 24.

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

2.   EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2021	2020	2019
Employee costs	$574.3	$595.5	$605.2
Less employee costs capitalized to property, plant and equipment and to intangible assets	(168.4)	(191.7)	(206.6)
	405.9	403.8	398.6
Purchase of goods and services[1]:
Royalties and rights	401.0	403.9	397.8
Cost of products sold	497.3	444.6	368.6
Subcontracting costs	147.7	148.8	102.4
Marketing and distribution expenses	61.3	56.0	68.6
Other	346.1	301.0	337.3
	1,453.4	1,354.3	1,274.7
	$1,859.3	$1,758.1	$1,673.3
[1]

Cost of inventories included in purchase of goods and services amounted to $435.5 million in 2021 ($378.5 million in 2020 and $299.3 million in 2019). Write-downs of inventories totalling $2.0 million were recognized in purchase of goods and services in 2021 ($1.7 million in 2020 and $3.1 million in 2019).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

3.    FINANCIAL EXPENSES

	2021	2020	2019
Third parties:
Interest on long-term debt	$228.0	$204.3	$195.8
Amortization of financing costs	6.1	5.8	5.1
Interest on lease liabilities	5.4	4.9	4.6
Interest on net defined benefit liability	5.4	4.4	4.3
Gain on foreign currency translation of short-term monetary items	(1.1)	(2.1)	(2.0)
Other	(3.7)	(0.9)	(0.1)
	240.1	216.4	207.7
Affiliated corporations:
Interest expense	175.5	167.0	207.3
Dividend income	(177.4)	(168.8)	(209.5)
Interest on lease liabilities	1.7	1.8	2.0
Interest income	(7.8)	(7.9)	(7.5)
	(8.0)	(7.9)	(7.7)
	$232.1	$208.5	$200.0

4.    RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

In 2021, a charge of $10.8 million was recorded in connection with cost reduction initiatives ($21.0 million in 2020 and $4.9 million in 2019), while an asset impairment charge of $0.8 million was also recorded in 2021 ($8.4 million in 2020 and $15.3 million in 2019).

5.    LOSS ON DEBT REFINANCING

On June 3, 2021, Videotron issued a redemption notice for its Senior Notes in aggregate principal amount of US$800.0 million, bearing interest at 5.000% and due July 15, 2022, at a redemption price of 104.002% of their principal amount. As a result, a net loss of $40.1 million was recorded in the consolidated statement of income in 2021, including a gain of $1.0 million previously recorded in other comprehensive income. In July 2021, the Senior Notes were redeemed, and the related hedging contracts were unwound, for a total cash consideration of $838.1 million, including the early redemption premium.

6.    INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.5% in 2021 (26.5% in 2020 and 26.6% in 2019) with income taxes in the consolidated statements of income:

	2021	2020	2019
Income taxes at domestic statutory tax rate	$231.5	$233.6	$238.5
(Reduction) increase resulting from:
Non-deductible charges, non-taxable income and differences between current and future tax rates	(5.7)	(1.5)	(3.7)
Tax consolidation transactions (note 26)	(47.0)	(44.7)	(55.7)
Other	1.5	0.5	—
Income taxes	$180.3	$187.9	$179.1

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

6.    INCOME TAXES (continued)

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated		Consolidated
	balance sheets		income statements
	2021	2020	2021	2020	2019
Defined benefit plans	$23.9	$50.2	$(2.3)	$(2.5)	$5.2
Contract assets	(41.2)	(65.5)	(24.3)	6.7	4.5
Property, plant and equipment	(435.5)	(459.9)	(24.4)	(15.7)	9.2
Goodwill, intangible assets and other assets	(327.6)	(319.5)	7.4	11.7	67.0
Long-term debt and derivative financial instruments	(7.1)	(15.2)	(6.1)	0.6	1.1
Other	24.8	19.3	(5.5)	(1.4)	(2.8)
	$(762.7)	$(790.6)	$(55.2)	$(0.6)	$84.2

Changes in the net deferred income tax liability are as follows:

	2021	2020
Balance at beginning of year	$(790.6)	$(809.5)
Recognized in income as continuing operations	55.2	0.6
Recognized in other comprehensive income	(26.6)	21.1
Business acquisitions	(0.7)	(2.8)
Balance at end of year	$(762.7)	$(790.6)

There are no income tax consequences attached to the payment of dividends or distributions by the Corporation to its shareholder.

7.   BUSINESS ACQUISITIONS

In 2021, the Corporation acquired businesses for a total cash consideration of $6.7 million.

On December 31, 2020, Videotron closed the acquisition of Télédistribution Amos inc. and its network in Abitibi-Témiscamingue for a cash consideration of $32.9 million , net of cash acquired of $0.1 million. The acquired assets consist mainly of the network, intangible assets and goodwill.

8.    RESTRICTED CASH AND DEFERRED SUBSIDIES

On March 22, 2021, Videotron and the Québec government, jointly with the Canadian government, signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in various regions of Québec. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258.0 million , which will be fully invested in Videotron’s network extension. In accordance with the terms of the agreements, an amount of $216.2 million received in advance from the government in March 2021 was classified as restricted cash with a corresponding amount recorded as deferred subsidies on the consolidated balance sheets. In 2021, $53.8 million of these deferred subsidies were recognized as a reduction of additions to property, plant and equipment, upon the realization of the required investments.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

9.    ACCOUNTS RECEIVABLE

	2021	2020
Trade	$479.3	$338.7
Other	51.1	19.7
	$530.4	$358.4

10.  PROPERTY, PLANT AND EQUIPMENT

Changes in the net carrying amount of property, plant and equipment are as follows:

	Land,
	buildings and		Telecom-	Projects
	leasehold	Furniture and	munication	under
	improvements	equipment	networks	development	Total
Cost

Balance as of December 31, 2019	$232.4	$1,681.1	$6,389.4	$85.8	$8,388.7
Additions	8.5	56.6	230.3	133.8	429.2
Net change in additions financed with non-cash balances	(0.1)	1.5	(57.1)	(7.5)	(63.2)
Reclassification	—	(59.6)	184.6	(125.0)	—
Retirement, disposals and other	1.2	(116.5)	(228.8)	—	(344.1)
Balance as of December 31, 2020	242.0	1,563.1	6,518.4	87.1	8,410.6
Additions	5.9	49.0	178.6	173.7	407.2
Net change in additions financed with non-cash balances	—	(0.4)	(1.1)	(11.8)	(13.3)
Decommissioning obligation	—	—	37.1	—	37.1
Reclassification	(8.4)	8.0	153.6	(153.2)	—
Retirement, disposals and other	(5.7)	(236.7)	(45.4)	—	(287.8)
Balance as of December 31, 2021	$233.8	$1,383.0	$6,841.2	$95.8	$8,553.8

	Land,
	buildings and		Telecom-	Projects
	leasehold	Furniture and	munication	under
	improvements	equipment	networks	development	Total
Accumulated depreciation and impairment losses

Balance as of December 31, 2019	$86.9	$1,269.7	$3,932.0	$—	$5,288.6
Depreciation	7.1	124.9	454.8	—	586.8
Retirement, disposals and other	—	(113.7)	(230.6)	—	(344.3)
Balance as of December 31, 2020	94.0	1,280.9	4,156.2	—	5,531.1
Depreciation	6.9	99.4	436.1	—	542.4
Retirement, disposals and other	(5.9)	(230.1)	(45.3)	—	(281.3)
Balance as of December 31, 2021	$95.0	$1,150.2	$4,547.0	$—	$5,792.2

Net carrying amount
As of December 31, 2020	$148.0	$282.2	$2,362.2	$87.1	$2,879.5
As of December 31, 2021	$138.8	$232.8	$2,294.2	$95.8	$2,761.6

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

10.  PROPERTY, PLANT AND EQUIPMENT (continued)

In 2020, the depreciation of certain components of the Corporation’s telecommunication networks was accelerated in order to reflect shorter remaining useful lives as a result of technology changes. Depreciation was increased by $24.0 million in 2020 to reflect the new useful lives.

11.  INTANGIBLE ASSETS

Changes in the net carrying amount of intangible assets are as follows:

			Customer
			relationships,
			projects
			under
	Spectrum		development
	licences	Software	and other	Total
Cost

Balance as of December 31, 2019	$979.3	$1,180.6	$100.5	$2,260.4
Additions	—	122.0	58.2	180.2
Net change in additions financed with non-cash balances	—	(114.9)	62.2	(52.7)
Business acquisitions	—	0.1	9.7	9.8
Reclassification	—	99.7	(99.7)	—
Retirement, disposals and other	—	(19.1)	—	(19.1)
Balance as of December 31, 2020	979.3	1,268.4	130.9	2,378.6
Additions[1]	830.0	87.6	68.5	986.1
Net change in additions financed with non-cash balances	—	(36.2)	45.1	8.9
Business acquisitions	—	—	2.3	2.3
Reclassification	—	34.5	(34.5)	—
Retirement, disposals and other	—	(15.2)	—	(15.2)
Balance as of December 31, 2021	$1,809.3	$1,339.1	$212.3	$3,360.7

			Customer
			relationships,
			projects
	Spectrum		development
	licences	Software	and other	Total
Accumulated amortization and impairment losses

Balance as of December 31, 2019	$247.7	$670.9	$5.1	$923.7
Amortization	—	120.3	2.3	122.6
Retirement, disposals and other	—	(19.1)	–	(19.1)
Balance as of December 31, 2020	247.7	772.1	7.4	1,027.2
Amortization	—	133.2	3.5	136.7
Retirement, disposals and other	—	(15.2)	–	(15.2)
Balance as of December 31, 2021	$247.7	$890.1	$10.9	$1,148.7

Net carrying amount
As of December 31, 2020	$731.6	$496.3	$123.5	$1,351.4
As of December 31, 2021	$1,561.6	$449.0	$201.4	$2,212.0

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

11.  INTANGIBLE ASSETS (continued)

1	In 2021, Videotron acquired 294 blocks of spectrum in the 3500 MHz band across the country. More than half of the investment is concentrated in four Canadian provinces outside Québec: southern and eastern Ontario, Manitoba, Alberta and British Columbia. Videotron made an initial deposit of $166.0 million in the third quarter of 2021 for the acquisition of these spectrum licences. The final payment of $664.0 million was made on December 17, 2021.

The cost of internally generated intangible assets, mainly composed of software, was $773.2 million as of December 31, 2021 ($631.5 million as of December 31, 2020). For the year ended December 31, 2021, the Corporation recorded additions of internally generated intangible assets of $154.2 million ($73.1 million in 2020 and $40.1 million in 2019).

The accumulated amortization and impairment losses on internally generated intangible assets, mainly composed of software, were $422.9 million as of December 31, 2021 ($388.4 million as of December 31, 2020). For the year ended December 31, 2021, the Corporation recorded $46.9 million in amortization on its internally generated intangible assets ($44.0 million in 2020 and $39.5 million in 2019). The net carrying value of internally generated intangible assets was $350.3 million as of December 31, 2021 ($243.1 million as of December 31, 2020).

The net carrying value of intangible assets with an indefinite useful life was $1,562.8 million as of December 31, 2021 ($732.8 million as of December 31, 2020).

12.  RIGHT-OF-USE ASSETS

Changes in the net carrying amount of right-of-use assets which mainly relate to leases of premises and vehicles, are as follows:

	2021	2020
Cost
Balance at beginning of year	$319.3	$271.6
Additions financed with lease obligations	50.9	67.5
Retirement and other	(17.4)	(19.8)
Balance at end of year	352.8	319.3

Accumulated depreciation
Balance at beginning of year	208.0	186.1
Depreciation	38.7	34.4
Retirement and other	(16.8)	(12.5)
Balance at end of year	229.9	208.0

Net carrying amount	$122.9	$111.3

The Corporation does not recognize right-of-use assets and lease liabilities for short-term leases and leases of low value assets.

The net carrying amount includes right-of-use assets with affiliated corporations of $17.5 million as of December 31, 2021 ($15.3 million as of December 31, 2020). The depreciation expense on leases with affiliated corporations was $3.9 million in 2021 ($3.8 million in 2020).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

13.  GOODWILL

Changes in the net carrying amount of goodwill are as follows:

	2021	2020
Cost
Balance at beginning of year	$606.6	$583.5
Business acquisitions	4.5	23.1
Balance at end of year	611.1	606.6

Accumulated impairment losses
Balance at beginning and at end of year	68.5	68.5
Net carrying amount	$542.6	$538.1

Recoverable amount

The recoverable amount of the Telecommunications CGU was determined based on the higher of a value in use or a fair value less costs of disposal with respect to the impairment tests performed. The Corporation uses the discounted cash flow method to estimate the recoverable amount, consisting of future cash flows derived primarily from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts considered the CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. In particular, specific assumptions are used for each type of revenue generated by the CGU or for each nature of expenses, as well as for future capital expenditures. Such assumptions will consider, among many other factors, subscribers, competitive landscape, evolution of product and service offerings, wireless penetration growth, technology evolution, bargaining agreements, Canadian GDP rates and operating cost structures.

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

	2021		2020
	Pre-tax discount	Perpetual	Pre-tax discount	Perpetual
CGU group	rate (WACC)	growth rate	rate (WACC)	growth rate
Telecommunications[1]	8.5%	2.0%	8.5%	2.0%
1	The same recoverable amount used in the 2020 annual impairment test was used in 2021. Accordingly, pre-tax discount rate and perpetual growth rate are the same in 2021 and 2020. The recoverable amounts was based on value in use, using the discounted cash flow method.

No reasonable changes in the discount rate or in the perpetual growth rate used in the most recent test performed would have caused the recoverable amount of the Telecommunications CGU to equal its carrying value.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

14.  OTHER ASSETS

	2021	2020
Contract assets[1]	$155.6	$247.0
Contract costs[2]	174.8	148.2
Equipment installments receivable	358.6	148.6
Other	17.1	89.9
	706.1	633.7
Less current portion of contract assets	(129.4)	(174.9)
Less current portion of contract costs (included in “Other current assets”)	(68.5)	(59.9)
Less current portion of equipment installments receivable (included in “Accounts receivable”)	(256.9)	(111.6)
	$251.3	$287.3
1	Impairment loss on contract assets resulting from mobile contracts being cancelled prior to their initial term amounted to $17.1 million in 2021 ($20.5 million in 2020 and $19.7 million in 2019), net of the early termination penalty charged to the customer. In current and comparative periods, there were no significant cumulative catch-up adjustments to revenue that affected the corresponding contract asset, including adjustments arising from a change in an estimate of the transaction price or a contract modification. There were also no significant changes in the time frame for a performance obligation to be satisfied.
2	Amortization amounted to $73.3 million in 2021 ($65.9 million in 2020 and $63.6 million in 2019).

15.  ACCOUNTS PAYABLE, ACCRUED CHARGES AND PROVISIONS

	2021	2020
Trade and accruals	$448.2	$458.3
Salaries and employee benefits	67.8	82.7
Interest payable	42.7	52.4
Provisions and other	9.7	14.6
	$568.4	$608.0

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

16.  LONG-TERM DEBT

	Effective interest rate as of
	December 31, 2021	2021	2020
Bank credit facility (i)	1.90%	$285.0	$—
Senior Notes (ii)		5,123.2	4,120.0
		5,408.2	4,120.0
Change in fair value related to hedged interest rate risk		8.3	16.8
Financing costs, net of amortization		(36.4)	(25.3)
		$5,380.1	$4,111.5

As of December 31, 2021, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $2,156.6 million ($2,561.8 million as of December 31, 2020) while the net fair value of related hedging derivative instruments was in an asset position of $116.3 million ($333.3 million as of December 31, 2020).

(i)	The bank credit facility provides for a $1,500.0 million secured revolving credit facility that matures in July 2023 and bears interest at Bankers’ acceptance rate, London Inter-bank Offered Rate (“LIBOR”), Canadian prime rate or U.S. prime rate, plus a premium determined by the Corporation’s leverage ratio. The bank credit facility is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and most of its wholly owned subsidiaries. As of December 31, 2021, the bank credit facility was secured by assets with a carrying value of $8,900.3 million ($8,114.0 million in 2020). The bank credit facility contains covenants such as maintaining certain financial ratios, as well as limitations on the Corporation’s ability to incur additional indebtedness, pay dividends, or make other distributions.

As of December 31, 2021, $285.0 million was drawn on the secured revolving credit facility (no amount was drawn as of December 31, 2020).

(ii)	The Senior Notes are unsecured and contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends, or make other distributions. Some Notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first three or five years of the term of the Notes and at a decreasing premium thereafter, while the remaining Notes are redeemable at a price based on a make-whole formula at any time prior to maturity. The Senior Notes are guaranteed by specific subsidiaries of the Corporation. The following table summarizes the terms of the outstanding Senior Notes as of December 31, 2021:

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

16.  LONG-TERM DEBT (continued)

			Annual nominal		Interest payable
Principal amount			interest rate	Maturity date	every 6 months on
US	$600.0		5.375%	June 15, 2024	June and December 15
	$400.0		5.625%	June 15, 2025	April and October 15
	$375.0		5.750%	January 15, 2026	March and September 15
US	$600.0		5.125%	April 15, 2027	April and October 15
	$800.0		4.500%	January 15, 2030	April and October 15
	$650.0	[1]	3.125%	January 15, 2031	January and July 15
	$750.0	[2]	3.625%	June 15, 2028	June and December 15
US	$500.0	[3]	3.625%	June 15, 2029	June and December 15
1	The Notes were issued in January 2021 for net proceeds of $644.0 million, net of financing costs of $6.0 million.
2	The Notes were issued in June 2021 for net proceeds of $743.2 million, net of financing costs of $6.8 million.
3	The Notes were issued in June 2021 for net proceeds of $599.6 million, net of financing costs of $5.8 million.

On December 31, 2021, the Corporation was in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2022	$—
2023	285.0
2024	758.2
2025	400.0
2026	375.0
2027 and thereafter	3,590.0

Changes in long-term debt are as follows:

	2021	2020
Balance at beginning of year	$4,111.5	$4,240.2
Net change under revolving facility, net of financing costs	285.0	(89.3)
Issuance of long-term debt, net of financing costs	1,986.8	—
Repayment of long-term debt, excluding early redemption premium	(983.7)	—
Foreign currency translation	(18.5)	(52.9)
Amortization of financing costs	6.1	5.8
Change in fair value related to hedged interest rate risk	(8.5)	7.7
Other	1.4	—
Balance at end of year	$5,380.1	$4,111.5

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

17.  LEASE LIABILITIES

Changes in lease liabilities are as follows:

	2021	2020
Balance at beginning of year	$142.3	$114.2
Lease obligations financing right-of-use assets	50.9	67.5
Repayments	(39.4)	(39.4)
	153.8	142.3
Less current portion	(35.0)	(32.0)
	$118.8	$110.3

Lease liabilities with affiliated corporations amounted to $25.9 million as of December 31, 2021 ($26.3 million in 2020).

Interest rates on lease liabilities ranged from 1.9%to 8.5% as of December 31, 2021 and 2020.

Repayments of lease liabilities over the coming years are as follows:

2022	$35.0
2023	32.4
2024	27.4
2025	19.6
2026	13.5
2027 and thereafter	25.9

18.  OTHER LIABILITIES

	Note	2021	2020
Defined benefit plans	27	$90.2	$196.1
Decommissioning obligation		59.0	19.3
Other		39.1	37.2
		$188.3	$252.6

19.  CAPITAL STOCK

(a)	Authorized capital stock

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

19.  CAPITAL STOCK (continued)

(b)	Issued and outstanding capital stock

	Common shares
	Number	Amount
Balance as of December 31, 2019	10,711,165	$1,008.8
Issuance of common shares	7,162	6.8
Balance as of December 31, 2020	10,718,327	1,015.6
Reduction of paid-up capital	—	(720.0)
Balance as of December 31, 2021	10,718,327	$295.6

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

During the year ended December 31, 2021, the Corporation reduced its paid-up capital for cash considerations of $720.0 million.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

20.  STOCK-BASED COMPENSATION PLANS

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

The following table gives details on changes to outstanding options for the years ended December 31, 2021 and 2020:

	2021		2020
		Weighted		Weighted
		average		average
	Options	exercise price	Options	exercise price
Balance at beginning of year	1,467,700	$30.56	1,033,900	$29.19
Granted	—	—	555,000	33.19
Exercised	(39,998)	26.52	—	—
Cancelled	(883,768)	30.73	(121,200)	30.95
Balance at end of year	543,934	$30.58	1,467,700	$30.56

Vested options at end of year	51,864	$26.52	—	$—

During the year ended December 31, 2021, 39,998 stock options of the ultimate parent corporation were exercised for a cash consideration of $0.2 million (none in 2020).

As of December 31, 2021, exercise prices of all outstanding options were from $26.52 to $33.19 and the average years to maturity was 7.7.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

20.  STOCK-BASED COMPENSATION PLANS (continued)

(a)	Ultimate parent corporation plan (continued)

(ii)Deferred share unit and performance share unit plans

The DSUs are based on Quebecor Class B Subordinate Voting Shares (“Quebecor Class B Shares”). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. DSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares.

As of December 31, 2021, 23,293 DSUs were outstanding under this plan (85,007 as of December 31, 2020). During the first quarter of 2020, a cash consideration of $1.6 million was paid relating to a performance share unit plan terminated in 2020.

(b)	Parent corporation stock option plan

During the year ended December 31, 2021, 30,000 stock options of the parent corporation were exercised for a cash consideration of $2.0 million (16,500 stock options for $1.0 million in 2020).As of December 31, 2021, there were no outstanding option related to the parent corporation stock option plan.

(c)	Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plans was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the stock option plans:

December 31, 2021	Ultimate parent
	corporation
Risk-free interest rate	1.32%
Distribution yield	3.91%
Expected volatility	22.35%
Expected remaining life	3.7	years

December 31, 2020	Ultimate parent		Parent
	corporation		corporation
Risk-free interest rate	0.54%		0.27%
Distribution yield	2.43%		1.00%
Expected volatility	21.15%		28.96%
Expected remaining life	4.6	years	1.0	year

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

20. STOCK-BASED COMPENSATION PLANS (continued)

(c)Assumptions in estimating the fair value of stock-based awards (continued)

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

(d)	Liability for vested options

As of December 31, 2021, the liability for all vested options was $0.1 million as calculated using the intrinsic value ($1.9 million as of December 31, 2020).

(e)	Consolidated stock-based compensation charge

For the year ended December 31, 2021, a reversal of the consolidated charge related to all stock-based compensation plans was recorded in the amount of $1.8 million (a charge of $1.9 million in 2020 and $5.5 million in 2019).

21.  ACCUMULATED OTHER COMPREHENSIVE LOSS ATTRIBUTABLE TO SHAREHOLDER

		Defined
	Cash flow hedges[1]	benefit plans	Total

Balance as of December 31, 2018	$(14.9)	$(47.1)	$(62.0)
Other comprehensive income (loss)	47.9	(34.6)	13.3
Balance as of December 31, 2019	33.0	(81.7)	(48.7)
Other comprehensive loss	(12.2)	(44.8)	(57.0)
Balance as of December 31, 2020	20.8	(126.5)	(105.7)
Other comprehensive income	5.6	79.3	84.9
Balance as of December 31, 2021	$26.4	$(47.2)	$(20.8)
1	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 7 1/2-year period.

22.  COMMITMENTS

The Corporation has entered into long-term commitments to purchase services, tangible and intangible assets, and to pay licences and royalties. The minimum payments for the coming years are as follows:

2022	$112.9
2023 to 2026	255.2
2027 and thereafter	146.4

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

23.  GUARANTEES

In the normal course of business, the Corporation enters into numerous agreements containing guarantees, including the following:

Business and asset disposals

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Corporation may agree to indemnify against claims related to the past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Corporation has not accrued any amount in respect of these items on the consolidated balance sheets.

Outsourcing companies and suppliers

In the normal course of its operations, the Corporation enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Corporation agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Corporation provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued on the consolidated balance sheets with respect to these indemnifications.

24.  CONTINGENCIES

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

In August 2021, a competitor launched legal proceedings in Federal Court contesting the awarding of licences in the 3500 MHZ band in Western Canada to Videotron (note 11). This case is currently before the Court.

On August 15, 2019, the CRTC issued an order to finalize the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 had been invoiced to resellers and accounted for in the Corporation’s consolidated financial statements on the basis of the effective date of March 31, 2016. The new proposed rates were substantially lower than the interim rates. On May 27, 2021, the CRTC restored, in a final decision, the interim rates that had been in effect since 2016. Accordingly, no adjustments are necessary to the consolidated financial statements.

25.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

25.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, restricted cash, trade receivables, contract assets, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed- and floating-rate debt. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

(a)	Description of derivative financial instruments
(i)	Foreign exchange forward contracts

	CAN dollar
	average
	exchange rate
	per one U.S.	Notional	Notional
Maturity	dollar	amount sold	amount bought
Less than 1 year	1.2578	$177.4	US$	141.0

(ii)	Cross-currency swaps

Hedged item	Hedging instrument
					CAN dollar
				Annual interest	exchange rate on
				rate on notional	interest and
	Period	Notional		amount in	capital payments
	covered	amount		CAN dollars	per one U.S. dollar
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	Bankers’ acceptance 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$	600.0	4.82%	1.3407
3.625% Senior Notes due 2029	2021 to 2029	US$	500.0	4.04%	1.2109

Certain cross-currency swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

(b)	Fair value of financial instruments

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy, which reflects the significance of the inputs used in measuring its financial instruments:

●Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

25. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)   Fair value of financial instruments (continued)

●Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
●Level 3: inputs that are not based on observable market data (unobservable inputs).

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

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2021 and 2020 are as follows:

	2021		2020
	Carrying	Fair	Carrying	Fair
Asset (liability)	value	value	value	value
Long-term debt[1]	$(5,408.2)	$(5,470.2)	$(4,120.0)	$(4,419.2)
Derivative financial instruments[2]
Foreign exchange forward contracts	0.9	0.9	(8.0)	(8.0)
Cross-currency swaps	116.3	116.3	333.3	333.3
1	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
2	The net fair value of derivative financial instruments designated as cash flow hedges is an asset position of $83.0 million as of December 31, 2021 ($280.7 million in 2020) and the net fair value of derivative financial instruments designated as fair value hedges is an asset position of $34.2 million as of December 31, 2021 ($44.6 million in 2020).

The fair value of investments in preferred shares in a subsidiary of the parent corporation and loans from the parent corporation is equivalent to their initial issuance values (note 26) since these financial instruments have only been issued as part of transactions carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

(c)	Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises principally from amounts receivable from customers, including contract assets.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

25. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(c)Credit risk management (continued)

The gross carrying amounts of financial assets represent the maximum credit exposure. As of December 31, 2021, the gross carrying amount of trade receivables and contract assets, including their long-term portions, was $751.1 million ($638.5 million as of December 31, 2020).

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. The Corporation uses its customers’ historical terms of payment and acceptable collection periods for each customer class, as well as changes in its customers’ credit profiles, to define default to collect amounts receivable from customers, including contract assets.

As of December 31, 2021, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2021, the provision for expected credit losses represented 1.9% of the gross amount of trade receivables and contract assets (2.5% as of December 31, 2020), while 5.3% of trade receivables were 90 days past their billing date (4.1% as of December 31, 2020).

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2021 and 2020:

	2021	2020
Balance at beginning of year	$15.7	$14.3
Changes in expected credit losses charged to income	16.6	20.0
Write-off	(17.9)	(18.6)
Balance at end of year	$14.4	$15.7

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

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 5.8 years as of December 31, 2021 (5.1 years as of December 31, 2020).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

25. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(d)Liquidity risk management (continued)

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

As of December 31, 2021, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and on lease liabilities and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. These obligations and their maturities are as follows:

		Less than			5 years
	Total	1 year	1-3 years	3-5 years	or more
Accounts payable and accrued charges	$559.2	$559.2	$—	$—	$—
Amounts payable to affiliated corporations	89.2	89.2	—	—	—
Long-term debt[1]	5,408.2	—	1,043.2	775.0	3,590.0
Interest payments on long-term debt[2]	1,294.7	189.9	437.7	337.3	329.8
Lease liabilities	153.8	35.0	59.8	33.1	25.9
Interest payments on lease liabilities	19.8	5.9	7.8	3.8	2.3
Derivative financial instruments[3]	(76.2)	—	(96.0)	—	19.8
Total	$7,448.7	$879.2	$1,452.5	$1,149.2	$3,967.8
1	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
2	Estimate of interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2021.
3	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt.
(e)	Market risk

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

25.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)Market risk (continued)

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2021, and to hedge its exposure on certain purchases of set-top boxes, gateways, modems, mobile devices and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2021 is as follows:

		Other
		comprehensive
Increase (decrease)	Income	income
Increase of $0.10	$0.7	$31.0
Decrease of $0.10	(0.7)	(31.0)

A variance of $0.10 in the 2021 average exchange rate of CAN dollar per one U.S. dollar would have resulted in a variance of $8.8 million on the value of unhedged purchases of goods and services and $6.6 million on the value of unhedged acquisitions of tangible and intangible assets in 2021.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) LIBOR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency swap agreements in order to manage cash flow risk exposure. As of December 31, 2021, after taking into account the hedging instruments, long-term debt was comprised of 91.4% fixed-rate debt (95.4% in 2020) and 8.6% floating-rate debt (4.6% in 2020).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2021 was $4.6 million.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2021, as per the Corporation’s valuation models, is as follows:

		Other
		comprehensive
Increase (decrease)	Income	income
Increase of 100 basis points	$(0.7)	$(2.5)
Decrease of 100 basis points	0.7	2.5

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

25.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, lease liabilities, derivative financial instruments, cash and cash equivalents and promissory note to the parent corporation. The capital structure as of December 31, 2021 and 2020 is as follows:

	2021	2020
Long-term debt	$5,380.1	$4,111.5
Lease liabilities	153.8	142.3
Derivative financial instruments	(117.2)	(325.3)
Cash and cash equivalents	(10.5)	(74.0)
Promissory note to the parent corporation	(160.0)	(160.0)
Net liabilities	5,246.2	3,694.5
Equity	$(338.3)	$188.5

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

26.  RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel comprises members of the Board of Directors and key senior managers of the Corporation and its main subsidiaries. Their compensation is as follows:

	2021	2020	2019
Salaries and short-term benefits	$3.2	$5.6	$6.1
Share-based compensation	(1.3)	1.2	3.9
Termination and other long-term benefits	0.9	0.3	0.3
	$2.8	$7.1	$10.3

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

26. RELATED PARTY TRANSACTIONS (continued)

Operating transactions

During the years ended December 31, 2021, 2020 and 2019, the Corporation incurred expenses with affiliated corporations, which are included in purchase of goods and services, and acquired property, plant and equipment and intangible assets from affiliated corporations. The Corporation also made sales to affiliated corporations.  These transactions were accounted for at the consideration agreed between the parties.

	2021	2020	2019
Ultimate parent and parent corporation
Revenues	$0.4	$0.4	$0.5
Purchase of goods and services	10.2	9.6	9.9
Operating expenses recovered	(2.3)	(1.4)	(2.6)

Corporations under common control
Revenues	5.3	4.9	5.5
Purchase of goods and services	109.7	95.7	123.2
Operating expenses recovered	0.4	1.4	(3.0)

Other affiliated corporations
Purchase of goods and services	10.6	5.6	2.1
Acquisition of property, plant and equipment and intangible assets	4.6	–	–

Management arrangements

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $40.5 million in 2021 ($41.0 million in 2020 and $50.0 million in 2019). In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. These transactions were accounted for at the consideration agreed between the parties.

Accounts receivable from affiliated corporations

	2021	2020
Ultimate parent and parent corporation
Accounts receivable	$2.8	$2.8
Dividends receivable	5.0	5.0
Interest receivable	2.5	2.4

Corporations under common control
Accounts receivable	7.5	2.5
	$17.8	$12.7

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

26.  RELATED PARTY TRANSACTIONS (continued)

Accounts payable to affiliated corporations

	2021	2020
Ultimate parent and parent corporation
Accounts payable	$21.2	$33.9
Interest payable	5.0	5.0

Corporations under common control
Accounts payable	63.0	29.0
	$89.2	67.9

Tax consolidation transactions

	2021	2020
Investment in an affiliated corporation[1]	$1,595.0	$1,595.0
Subordinated loan from the parent corporation[2]	(1,595.0)	(1,595.0)
1	Investment in 1,595,000 preferred shares, Series C, of 9346-9963 Quebec Inc., a subsidiary of Quebecor Media Inc., carrying the right to receive an annual dividend of 9.6%, payable semi-annually.
2	Subordinated loan of $1,595.0 million from Quebecor Media Inc., bearing interest at a rate of 9.5%, payable semi-annually, and maturing on February 27, 2048.

On October 11, 2019, the Corporation contracted a subordinated loan of $2,950.0 million from Quebecor Media Inc., bearing interest at a rate of 10.0%, payable semi-annually, and maturing on October 11, 2049. On the same day, the Corporation invested the total proceeds of $2,950.0 million into 2,950,000 preferred shares, Series D, of 9346-9963 Quebec Inc. These shares carry the right to receive an annual dividend of 10.1%, payable semi-annually.

On December 19, 2019, 9346-9963 Quebec Inc. redeemed 2,950,000 preferred shares, Series D for a total cash consideration of $2,950.0 million. On the same day, the Corporation used the total proceeds of $2,950.0 million to repay its subordinated loans contracted from Quebecor Media Inc.

On November 12, 2020, the Corporation contracted a subordinated loan of $1,700.0 million from Quebecor Media inc, bearing interest at a rate of 9.0%, payable semi-annually, and maturing on November 12, 2050. On the same day, the Corporation invested the total proceeds of $1,700.0 million into 1,700,000 preferred shares, Series L, of 9346-9963 Quebec Inc. These shares carry the right to receive an annual dividend of 9.1%, payable semi-annually.

On December 18, 2020, 9346-9963 Quebec Inc. redeemed 1,700,000 preferred shares, Series L for a total cash consideration of $1,700.0 million. On the same day, the Corporation used the total proceeds of $1,700.0 million to repay its subordinated loans contracted from Quebecor Media Inc.

On October 1, 2021, the Corporation contracted a subordinated loan of $1,473.0 million from Quebecor Media inc, bearing interest at a rate of 8.5%, payable semi-annually, and maturing on October 1, 2051. On the same day, the Corporation invested the total proceeds of $1,473.0 million into 1,473,000 preferred shares, Series M, of 9346-9963 Quebec Inc. These shares carry the right to receive an annual dividend of 8.6%, payable semi-annually.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

26.  RELATED PARTY TRANSACTIONS (continued)

Tax consolidation transactions (continued)

On December 10, 2021, 9346-9963 Quebec Inc. redeemed 1,473,000 preferred shares, Series M for a total cash consideration of $1,473.0 million. On the same day, the Corporation used the total proceeds of $1,473.0 million to repay its subordinated loans contracted from Quebecor Media Inc.

All these transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

27.  PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2021 and 2020:

	Pension benefits		Postretirement benefits
	2021	2020	2021	2020
Change in benefit obligations
Benefit obligations at the beginning of the year	$686.4	$570.4	$46.0	$40.9
Service costs	27.0	26.1	1.7	1.6
Interest costs	18.9	17.8	1.2	1.2
Plan participants’ contributions	5.4	6.2	—	—
Actuarial (gain) loss arising from:
Financial assumptions	(74.6)	82.7	(5.5)	6.3
Demographic assumptions	11.3	—	—	—
Participant experience	3.3	(0.6)	—	—
Benefits and settlements paid	(19.7)	(17.2)	(0.7)	(0.8)
Plan amendments and other	1.0	1.0	(3.8)	(3.2)
Benefit obligations at the end of the year	$659.0	$686.4	$38.9	$46.0

	Pension benefits		Postretirement benefits
	2021	2020	2021	2020
Change in plan assets
Fair value of plan assets at the beginning of the year	$536.3	$485.8	$—	$—
Actual return on plan assets	57.0	43.1	—	—
Employer contributions	29.3	19.0	0.7	0.8
Plan participants’ contributions	5.4	6.2	—	—
Benefits and settlements paid	(19.7)	(17.2)	(0.7)	(0.8)
Administrative fees	(0.6)	(0.6)	—	—
Fair value of plan assets at the end of the year	$607.7	$536.3	$—	$—

As of December 31, 2021, the weighted average duration of defined benefit obligations was 18.5 years (19.0 years in 2020). The Corporation expects future benefit payments of $16.9 million in 2022.

The investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of asset classes is used to optimize the risk-return profile of plan assets and to mitigate asset-liability mismatch.

Plan assets are comprised of:

	2021	2020
Equity securities:
Canadian	21.0%	21.9%
Foreign	30.2	30.8
Debt securities	39.5	39.8
Other	9.3	7.5
	100.0%	100.0%

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

27.  PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The fair value of securities is based on quoted prices in an active market, while the fair value of other investments is not based on quoted prices in an active market.

Where funded plans have a net defined benefit asset, the Corporation determines if potential reductions in future contributions are permitted by applicable regulations and by collective bargaining agreements. When a defined benefit asset is created, it cannot exceed the future economic benefit that the Corporation can expect to obtain from the asset. The future economic benefit represents the value of reductions in future contributions and expenses payable to the pension fund. It does not reflect gains that could be generated in the future that would allow reductions in contributions by the Corporation. When there is a minimum funding requirement, this could also limit the amounts recognized on the balance sheet. A minimum funding requirement represents the present value of amortization payments based on the most recent actuarial financing reports filed.

The reconciliation of funded status to the net amount recognized on the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2021	2020	2021	2020
Benefit obligations	$(659.0)	$(686.4)	$(38.9)	$(46.0)
Fair value of plan assets	607.7	536.3	—	—
Plan deficit and net amount recognized[1]	$(51.3)	$(150.1)	$(38.9)	$(46.0)
1	The net liability recognized for 2021 is $90.2 million ($196.1 million in 2020) and is included in “Other liabilities” (note 18).

Components of re-measurements are as follows:

	Pension benefits			Postretirement benefits
	2021	2020	2019	2021	2020	2019
Actuarial gain (loss) on benefit obligations	$60.0	$(82.1)	$(75.5)	$5.5	$(6.3)	$(10.8)
Actual return on plan assets, less interest income anticipated in the interest on the net defined benefit liability calculation	42.4	27.4	39.0	—	—	—
Re-measurement gain (loss) recorded in other comprehensive income (loss)	$102.4	$(54.7)	$(36.5)	$5.5	$(6.3)	$(10.8)

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2021	2020	2019	2021	2020	2019
Employee costs:
Service costs	$27.0	$26.1	$21.0	$1.7	$1.6	$2.1
Plan amendments, administrative fees and other	0.5	0.6	0.7	(3.8)	(3.2)	(23.3)
Interest on net defined benefit liability	4.2	3.2	2.5	1.2	1.2	1.8
Net benefit costs (gain)	$31.7	$29.9	$24.2	$(0.9)	$(0.4)	$(19.4)

The expense related to defined contribution pension plans amounted to $17.6 million in 2021 ($16.0 million in 2020 and $15.6 million in 2019).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

27. PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The expected employer contributions to the Corporation’s defined benefit pension plans and postretirement benefit plans will be $27.1 million in 2022, based on the most recent financial actuarial reports filed (contributions of $30.0 million were paid in 2021).

Assumptions

The Corporation determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yield and matched-funding yield curve analysis as of the measurement date.

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2021, 2020 and 2019 and current periodic benefit costs are as follows:

	Pension and postretirement benefits
	2021	2020	2019
Benefit obligations
Rates as of year-end:
Discount rate	3.00%	2.50%	3.10%
Rate of compensation increase	3.00	3.00	3.00

Current periodic costs
Rates as of preceding year-end:
Discount rate	2.50%	3.10%	3.90%
Rate of compensation increase	3.00	3.00	3.00

The assumed average retirement age of participants used was 62 years in 2021, 2020 and 2019.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was  6.50% at the end of 2021. These costs, as per the estimate, are expected to decrease gradually over the next five years to 5.10% and to remain at that level thereafter.

Sensitivity analysis

An increase of 10 basis points in the discount rate would have decreased the pension benefit obligation by $11.2 million and the postretirement benefit obligation by $0.9 million as of December 31, 2021. There are limitations to this sensitivity analysis since it only considers the impacts of an increase of 10 basis points in the discount rate assumption without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on the consolidated financial statements.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2021, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

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