Form 20-F
period 2022-12-31
VIDEOTRON LTEE
filed 2023-03-27
CIK 890746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………..

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

10,739,284.822 “A” Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes☒No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☒Yes☐No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐Yes☒No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒Yes☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer , or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

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

☐Item 17☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes☒No

i

EXPLANATORY NOTES

All references in this annual report to “we”, “us”, “Videotron” or “the Corporation”, as well as the use of the terms “our”, “it”, “its” or similar terms, are references to Videotron Ltd. and, unless the context otherwise requires, its consolidated subsidiaries. All references in this annual report to “Quebecor Media” are to its parent corporation Quebecor Media Inc., all references to “TVA Group” are to TVA Group Inc., a public subsidiary of Quebecor Media and all references to “Quebecor” are to Quebecor Inc., the sole shareholder of Quebecor Media.

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

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Videotron’s audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

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

Videotron provides a definition of Adjusted EBITDA, adjusted cash flows from operations, revenue-generating unit (“RGU”) and average monthly revenue per unit (“ARPU”) under “Item 5. Operating and Financial Review and Prospects – Non-IFRS Financial Measures” and “Item 5. Operating and Financial Review and Prospects – Key Performance Indicators”, including a reconciliation of Adjusted EBITDA and adjusted cash flows from operations to the most directly comparable IFRS financial measures.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2022.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to Videotron’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which Videotron operates as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about Videotron’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although Videotron believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: Videotron’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses, and any related restructuring provisions or impairment charges; its ability to continue to control costs; and those information and statements related to the Freedom Transaction (as such term is defined herein), including the anticipated benefits and effects of the Freedom Transaction. Videotron can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual outcomes and results to differ materially from those expressed, implied or projected in these forward-looking statements include, but are not limited to:

●	Videotron’s ability to successfully continue developing its network and facilities-based mobile services;
●	general economic, financial or market conditions and variations in its businesses;
●	the intensity of competitive activity in the industries in which Videotron operates or may in the future operate;
●	new technologies that might change consumer behavior with respect to Videotron’s product suites;
●	unanticipated higher capital spending required for developing Videotron’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Videotron’s business;
●	Videotron’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;
●	disruptions to the network through which Videotron provides its television, Internet access, mobile and wireline telephony and over-the-top video services, and its ability to protect such services from piracy, unauthorized access or other security breaches;
●	labor disputes or strikes;
●	service interruptions resulting from equipment breakdown, network failure, the threat of natural disasters, epidemics, pandemics and other public health crises, including the COVID-19 pandemic, and political instability in some countries;
●	the impact of emergency measures implemented or that may be implemented by various levels of government;
●	changes in Videotron’s ability to obtain services and equipment critical to its operations;
●	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of its licenses or markets, or in an increase in competition, compliance costs or capital expenditures;
●	Videotron’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt;
●	interest rate fluctuations that affect a portion of Videotron’s interest payment requirements on long term debt;

●	the Freedom Transaction may not close on schedule (or at all), the conditions for regulatory approval of the transaction may not be met or may change, and the closing conditions may not be met;
●	the risks associated with the Freedom Transaction, if completed, including the Corporation’s ability to successfully integrate the operations of Freedom Mobile Inc. (“Freedom”) following the acquisition and potential unknown liabilities or costs associated with the Freedom Transaction; and
●	the anticipated benefits and effects of the Freedom Transaction, if completed, may not be realized in a timely manner or at all. Among other things, settlement of disputes or the outcome of other regulatory proceedings relating to the Freedom Transaction or the acquisition of Shaw Communications Inc. (“Shaw”) by Rogers Communications Inc. (“Rogers”) could alter the parameters of the transaction.

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

B-Capitalization and Indebtedness

Not applicable.

C-Reasons for the Offer and Use of Proceeds

Not applicable.

D-Risk Factors

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

The rapidly growing landscape of OTT content providers, many of which having substantial financial resources, now compete directly for viewership and a share of the monthly entertainment spend. Furthermore, the OTT content providers’ attractive price points (which are, in part, due to the fact that they do not contribute financially to the Canadian traditional television business model or Internet infrastructure, and are not subject to CRTC regulations) make the Corporation’s traditional offer less appealing for its customers and may affect its ability to retain and acquire customers. Consequently, this could place the Corporation at a competitive disadvantage, lead to increased operational costs and have an adverse effect on its business, prospects, revenues, financial condition and results of operations.

Furthermore, the Corporation faces competition from illegal providers of television services and illegal access to non-Canadian direct broadcast satellite (“DBS”) signal (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black-market piracy).

In the Corporation’s Internet access business, the Corporation faces competition from several resellers who have access to the wholesale TPIA service mandated by the CRTC. These TPIA providers may also provide telephony and networking applications, and have entered the IPTV market. Their market share is significant and growing especially in Québec and Ontario, the two regions in Canada where they have been particularly active and aggressively pricing their services. In recent years, ILECs have purchased major TPIA providers leading to an increase of the competition in such market. See also the risk factor “The Corporation is required to provide TPIA providers with access to its networks, which may result in increased competition.”

On May 27, 2021, the CRTC issued a decision to TPIA providers adopting the interim aggregated wholesale rates set on October 6, 2016 as final rates as opposed to the lower rates set in a 2019 order, with certain modifications, including the removal of the supplementary markup of 10% for incumbent local exchange carriers. Shortly thereafter, several TPIA providers petitioned the Governor in Council to, among other things, restore the lower rates set in the 2019 order as final. On June 28, 2021, one of these TPIA providers also filed a motion with the Federal Court of Appeal seeking leave to appeal the May 27, 2021 decision, and leave was granted on September 15, 2021. A coalition comprised of the five largest cable carriers, including Videotron, filed comments in relation to these petitions, which were not granted. The same coalition is defending the CRTC decision at the Federal Court of Appeal. The appeal is expected to be heard by the Court in the Spring of 2023. On May 26, 2022, the federal government issued new instructions to the CRTC on the interpretation of the Canadian Telecommunications Policy under the Telecommunications Act (Canada) (the “Telecommunications Act”), but the wholesale rates for all underlying networks (including Videotron’s) were left unchanged at that time. On March 8, 2023, the CRTC issued a decision in which it addresses the effectiveness of the wholesale access service framework. The CRTC decided that the disaggregated wholesale access service framework, which was expected to become the primary wholesale access service going forward, has not fulfilled its mandate and requires reconsideration. The CRTC determined that the network configuration for disaggregated wholesale access services will remain in Ontario and Québec pursuant to existing tariffs and architecture, but will not be introduced in other markets at this time. While it carries out its review of the wholesale access service framework, the CRTC is imposing an immediate interim 10% reduction to the capacity charge for the aggregated wholesale rates. Videotron will have to submit new aggregated wholesale rates on June 22, 2023. The CRTC will hold a public hearing on a date to be announced. The implementation of final aggregated wholesale rates that are significantly below the 2021 final rates and/or the requirement to refund monies to TPIA providers could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

In connection with the Freedom Transaction (as defined below in risk factor “The Corporation’s geographic expansion plan, by acquiring Freedom Mobile Inc. and/or by entering new territories as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation”), on January 19, 2023, TekSavvy Solutions Inc. (“TekSavvy”), a TPIA provider, filed an application to the CRTC disputing the arrangement(s) negotiated within the context of the Freedom Transaction by which Rogers will provide certain wholesale access services to Videotron. This application could lead to a lengthy regulatory review and/or litigation.

The Corporation also competes against other Internet service providers (“ISPs”) offering residential and commercial Internet access services as well as fixed wireless access and open Wi-Fi networks in some cities. The main competitors are the ILECs that offer Internet access through digital subscriber line (“DSL”), fibre to the node and fibre to the home technologies, in certain cases offering download speeds comparable, or superior to the Corporation’s. In addition, satellite operators such as Xplore, Telesat and Starlink are increasing their existing high-speed Internet access capabilities with the launch of high-throughput satellites, targeting households in low population density and remote locations and claiming future download speeds comparable to the Corporation’s low and medium download speeds. Finally, certain municipalities also plan to build and operate their own broadband networks. They plan to do so through public/private partnership arrangements, competing directly with the Corporation in some of its local markets.

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

In the Corporation’s mobile telephony business, the Corporation competes against a mix of market participants, some of them active in its territory in some or all of the products it offers, with others offering only mobile telephony services. In addition, users of mobile voice and data systems may find their communication needs satisfied by other current adjunct technologies, such as Wi-Fi, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those the Corporation provides or may in the future provide, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. For instance, some providers of mobile telephony services (including incumbent carriers) have deployed and have been operating, for many years, lower-cost mobile telephony brands in order to acquire additional market share. Furthermore, the CRTC’s decision ordering the national incumbent wireless carriers to provide mobile virtual network operator (“MVNO”) access services to regional wireless carriers for a period of seven years stands to have significant impact on the Corporation’s competitive environment, as the Corporation could see the emergence of new MVNO competitors. The Corporation may not be able to compete successfully in the future against existing and new competitors; increased competition could have a material adverse effect on its business, prospects, revenues, financial condition, and results of operations.

Finally, many of the Corporation’s competitors are offering special bundling discounts to customers who subscribe to two or more of their services (television, Internet access, wireline and mobile telephony services). Should the Corporation fail to keep its existing customers and lose them to such competitors, it may end up losing a subscriber for multiple services as a result of its bundling strategy. On an aggregate basis, this could have an adverse effect on the Corporation’s business, prospects, revenues, financial condition and results of operations.

Fierce price competition in all the Corporation’s businesses and across the industries in which the Corporation operates, combined with the declining demand for certain traditional products, may affect its ability to raise the price of its products and services commensurately with increases in its operating costs, as the Corporation has done in the past. Furthermore, the Corporation’s potential expansion outside of Québec will likely increase further competition or exacerbate the fierce price competition in all of the Corporation’s businesses. This could have an adverse effect on its business, revenues, financial condition, and results of operations. See also the risk factor “The Corporation’s geographic expansion plan, by acquiring Freedom Mobile Inc. and/or by entering new territories as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.”

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

In the past, the Corporation has required substantial capital for the upgrade, expansion and maintenance of its networks and the launch and deployment of new or additional services. The Corporation expects that additional capital expenditures will continue to be required in the short-term, mid-term and long-term in order to maintain, expand geographically and enhance its networks, systems and services, including expenditures relating to the deployment of LTE-Advanced (“LTE-A”)/5G mobile technologies. Moreover, additional investments in its business may not translate into incremental revenues, cash flows or profitability. See also the risk factor “The

Corporation’s geographic expansion plan, by acquiring Freedom Mobile Inc. and/or by entering new territories as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.”

The Corporation could be adversely impacted by pandemics, epidemics and other public health issues.

Since March 2020, the COVID-19 pandemic has had an impact on some of the Corporation’s operating results. The pandemic and its uneven recovery have affected, and the Corporation expects it may continue to adversely affect, its business in a variety of ways, including by restricting certain operations and marketing efforts, and disrupting supply chains. In addition, as the COVID-19 pandemic has disrupted the operations of the Corporation’s customers, partners, and suppliers, there have been, and there may continue to be, delays of shipments from vendors and logistics operations as a result of capacity issues. While capacity shortages are beginning to show signs of recovery, they may nevertheless persist, adversely disrupting the Corporation’s business. Additionally, concerns over the economic impact of the COVID-19 pandemic have caused extreme volatility in financial and other capital markets. Given the uncertainty around the future evolution of the pandemic, including any major new waves, all future impacts of the health crisis on the results of operations cannot be determined with certainty.

Potential adverse impacts of pandemics such as COVID-19 include, but are not limited to: (i) a reduction in demand for the Corporation’s products or services, or an increase in delinquent or unpaid bills, due to job losses and associated financial hardship; (ii) a reduction in the availability of content, and therefore a reduction in the Corporation’s ability to provide the content and programming that its customers expect; (iii) downgrade or cancellation of customer services; (iv) issues delivering the Corporation’s products and services; (v) lost revenues due to the significant economic challenges that small and medium-sized business customers are facing; (vi) uncertainty associated with the costs and availability of resources required to provide appropriate levels of service to customers; (vii) additional capital expenditures, and uncertainty associated with costs, delays and the availability of resources required to maintain, upgrade or expand the Corporation’s network in order to accommodate increased network usage, and to expand its self-install and self-serve programs in order to attract new customers; (viii) unexpected increase of user data demand and increased pressure on the Corporation’s network capacity, which could negatively affect its network’s performance, availability, speed, consistency and its ability to provide services; (iv) the ability of certain suppliers and vendors to provide products and services to the Corporation; (x) the impact of legislation, regulations and other government interventions in response to pandemics and other public health issues; (xi) the negative impact on global credit and capital markets; and (xii) the ability to access capital markets and fund liquidity needs at a reasonable cost or at all. Any of these risks and uncertainties could have a material adverse impact on the Corporation’s business, prospects, results of operations and financial condition.

Continuing growth in, and the converging nature of, wireless, video and broadband services will require ongoing access to spectrum in order to provide attractive services to customers.

Wireless, video and broadband services are undergoing rapid and significant technological changes and a dramatic increase in usage, in particular, from the demand for faster and seamless usage of video and data across mobile and fixed devices. It is projected that this demand will continue to accelerate, driven by the following increases: levels of broadband penetration; need for personal connectivity and networking; teleworking; affordability of mobile devices; multimedia-rich services and applications; and unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. The Corporation will have to acquire additional spectrum in order to address this increased demand. The ability to acquire additional spectrum at a reasonable price or at all is dependent on the competition level as well as the spectrum auction timing and rules. In previous auctions, Innovation, Science and Economic Development Canada (“ISED”) has used, and the Corporation has benefited from, certain measures to support competition, which notably included set-asides and spectrum aggregation limits ensuring that a minimum amount of spectrum was effectively reserved for eligible facilities-based telecommunication service providers that were not national incumbent wireless carriers. There can be no assurance that these pro-competition measures will be used again by ISED in future auctions, or that the Corporation will be or remain eligible to benefit from such measures. If the Corporation is not successful in acquiring additional spectrum it may need on reasonable terms, or at all, that could have a material adverse effect on its business, prospects and financial condition. See also the risk factor “The Corporation’s geographic expansion plan, by acquiring Freedom Mobile Inc. and/or by entering new territories as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.” See also “Item 4. Information on the Corporation — Regulation — Canadian Telecommunications Services — Regulatory Framework for Mobile Wireless Services.”

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

The Corporation’s various products in inventory generally have a relatively short lifecycle due to frequent technological changes. If the Corporation cannot effectively manage inventory levels based on product demand, or minimum order quantities from its suppliers, this could increase the risk of inventory obsolescence and could have an adverse effect on its business, financial condition and results of operations. Moreover, equipment provisioning delay has amplified with the worldwide electronic components shortage induced by the COVID-19 pandemic and the general current economic conditions, which may lead to an increase in inventory and add significance to this risk.

The Corporation may not be able to obtain additional capital to implement its business strategies and make capital expenditures.

There can be no assurance that the Corporation will be able to generate or otherwise obtain the funds to implement its business strategies and finance its capital expenditure programs or other investment requirements, whether through cash from operations, additional borrowings or other sources of funding. If the Corporation is unable to generate sufficient funds or obtain additional financing on acceptable terms, it may be unable to implement its business strategies, including its potential expansion outside of Québec, or proceed with the capital expenditures and investments required to maintain its leadership position, and its business, financial condition, results of operations, reputation, and prospects could be materially adversely affected. See also the risk factor “The Corporation’s geographic expansion plan, by acquiring Freedom Mobile Inc. and/or by entering new territories as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.”

The Corporation may need to support increasing costs in securing access to support structures needed for its networks.

The Corporation requires access to the support structures of hydroelectric and telephone utilities and needs municipal rights of way to deploy its cable and mobile networks. Where access to the structures of telephone utilities cannot be secured, the Corporation may apply to the CRTC to obtain a right of access under the Telecommunications Act. The Corporation has entered into comprehensive support structure access agreements with all the major hydroelectric companies and all the major telecommunications companies in its service territory. In the event that the Corporation seeks to renew or to renegotiate these agreements, it cannot guarantee that these agreements will continue to be available on their respective terms, on acceptable terms, or at all, which may place the Corporation at a competitive disadvantage and which may have a material adverse effect on its business and prospects.

The Corporation will need to enter into support structure access agreements with electricity distribution companies and telecommunications companies as well as to obtain municipal rights of way for its future mobile network expansion. Make ready work, which is the strengthening of the poles and/or relocation of other facilities on the poles to accommodate additional attachments, often takes several months to years to complete, which may delay the Corporation’s network expansion. If the Corporation has to support increasing costs in securing access to support structures needed for its cable and mobile network or is unable to secure access agreements or municipal rights of way, it may not be able to implement its business strategies which may have a material adverse effect on its business and prospects.

The Corporation may not successfully implement its business and operating strategies.

The Corporation’s strategies include strengthening its position as telecommunications leader, introducing new and enhanced products and services, enhancing its advanced wireline and wireless networks, expanding into new geographies under appropriate conditions, further integrating the operations of its subsidiaries, leveraging geographic clustering and maximizing customer satisfaction across its business. The Corporation may not be able to implement these strategies successfully or realize their anticipated results fully or at all, and their implementation may be costlier or more challenging than initially planned. In addition, its ability to successfully implement these strategies could be adversely affected by a number of factors beyond its control, including operating difficulties, increased dependence on third party suppliers and service providers, increased ongoing operating costs, regulatory developments, regulatory approvals, general or local economic conditions, increased competition, technological changes, any restrictive measures put in place in order to contain an outbreak of a contagious disease or other adverse public health development, and other factors described in this “Risk Factors” section. Any material failure to implement its strategies could have an adverse effect on its reputation, business, financial condition, prospects, and results of operations, as well as on its ability to meet its obligations, including its ability to service its indebtedness.

As part of the Corporation’s strategy, in recent years, the Corporation has entered into certain agreements with third parties under which it is committed to making significant operating and capital expenditures in the future in order to offer new products and services to its customers. The Corporation can provide no assurance that it will be successful in developing such new products and services in relation to these engagements, including the marketing of new revenue sources.

In July 2021, the Corporation announced an investment of nearly $830.0 million in its acquisition of 294 blocks of spectrum in the 3500 MHz band in Canada’s most populous provinces. More than half of the investment was concentrated in southern and eastern Ontario, Manitoba, Alberta and British Columbia. As a new entrant in the wireless business in such provinces, the Corporation would require substantial marketing efforts, investments and expenditures, and there is a risk that it would be unable to meet its operation expansion objectives in the manner and within the budgets and timelines that it is targeting or at all. The Corporation’s inability to successfully and timely execute its geographic expansion could have a material adverse effect on its reputation, business prospects, financial condition, and results of operations. Such risks are further exacerbated by the Corporation’s geographic expansion plan, as more fully described below.

The Corporation’s geographic expansion plan, by acquiring Freedom Mobile Inc. and/or by entering new territories as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.

The Corporation’s wireless business geographic expansion plan is subject to significant risks and uncertainties. The Corporation may not be able to implement its geographic expansion successfully or at all, or realize its anticipated benefits, and its implementation may be costlier or more challenging than initially planned.

On August 12, 2022, Quebecor, the Corporation, Rogers and Shaw entered into a definitive agreement (the “Agreement”) for the sale of Freedom to the Corporation (the “Freedom Transaction”), including the Freedom Mobile brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets, for a purchase price of $2.85 billion on a cash-free and debt-free basis. The Freedom Transaction would close substantially concurrently with the closing of the acquisition of Shaw by Rogers. The Freedom Transaction also includes a long-term undertaking by Shaw and Rogers to provide the Corporation with transport services (including backhaul and backbone) and roaming services. If completed, the Freedom Transaction will support the expansion of the Corporation’s telecommunications services in Ontario and Western Canada.

The completion of the Freedom Transaction is subject to a number of risks, many of which are outside the control of the Corporation and the other parties to the Freedom Transaction.

●	Key Regulatory Approvals and Other Conditions: The Freedom Transaction is conditional on (i) clearance under the Competition Act (Canada), and (ii) approval of the Minister of Innovation, Science and Industry (the “Key Regulatory Approvals”). On December 31, 2022, the Agreement, along with the acquisition of Shaw by Rogers, was cleared by the Competition Tribunal, which dismissed an application by the Competition Bureau Canada (the “Competition Bureau”) to block these transactions. Subsequently, on January 24, 2023, the Federal Court of Appeal dismissed the Competition Bureau’s appeal of the Competition Tribunal decision. The Freedom Transaction remains, at this stage, conditional on approval by the Minister of Innovation, Science and Industry. If such approval is not obtained, or any applicable law or order is in effect which makes the consummation of the Freedom Transaction illegal, the Freedom Transaction will not be completed. The completion of the Freedom Transaction is further subject to: (i) there not having occurred a Material Adverse Effect (as such term is defined in the Agreement), and (ii) the satisfaction of all conditions or waiver of all conditions precedent to the completion of the purchase by Rogers of all of the issued and outstanding shares in the capital of Shaw by way of a plan of arrangement under the provisions of the Business Corporations Act (Alberta). There can be no certainty, nor can the Corporation provide any assurance, that all conditions precedent to the Freedom Transaction will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver.

●	Expiration or Termination of the Agreement: The Agreement may expire or may be terminated by Rogers, Shaw or the Corporation in certain circumstances, in which case the Freedom Transaction will not be completed. On February 17, 2023, Rogers, Shaw, the Shaw Family Living Trust and Quebecor announced an agreement to extend the Outside Date (as defined in the Agreement) of the proposed merger of Rogers and Shaw and the Freedom Transaction to March 31, 2023. There can be no assurance that the Outside Date will be further extended, if required. Accordingly, there is no certainty, nor can the Corporation provide any assurance, that the Agreement will not expire or will not be terminated prior to completion of the Freedom Transaction.
●	Financing: The Agreement does not contain a financing condition in favor of the Corporation. Although the Corporation has secured financing commitments from a syndicate of financial institutions for a new secured term credit facility of up to $2.4 billion comprised of three tranches maturing over four years (the “Expansion Term Facility”) to finance the Freedom Transaction, the obligation of the lenders under the commitment letter to provide the financing is subject to certain conditions. In the event the Freedom Transaction cannot be completed due to a failure to obtain the financing required to close the Freedom Transaction, either because the conditions to the committed financing are not satisfied or other events arise which prevent the Corporation from consummating the debt financing, the Corporation may be unable to fund the consideration required to complete the Freedom Transaction and may be subject to claims for damages or specific performance.

If the Freedom Transaction is not completed or is delayed, the Corporation’s future reputation, business, financial condition, operating results, liquidity, and prospects could be negatively affected.

Furthermore, the risks and uncertainties discussed in this section “Risk Factors” or otherwise discussed in this report, do not reflect the risks and uncertainties in relation with the post-transaction operation of the Freedom business and assets, if the Freedom Transaction is completed. The Corporation may face additional or exacerbated risks.

Achieving the anticipated benefits of the Freedom Transaction, if completed, depends on the Corporation’s ability to consolidate and integrate Freedom’s businesses, operations, and workforce in a manner that facilitates growth opportunities and achieves the projected cost savings and revenue growth without adversely affecting the Corporation’s current operations. Integrating Freedom would be challenging and time-consuming, and may subject the Corporation to additional costs that were not anticipated in evaluating the transaction. The integration of the Freedom business may result in additional and unforeseen expenses, capital investments and financial risks, such as the incurrence of unexpected write-offs, the possible effect of adverse tax treatments and unanticipated or unknown liabilities or risks relating to Freedom. All of these factors could decrease or delay the expected benefits if the Freedom Transaction is completed. Even if the Corporation successfully integrates Freedom’s businesses, the anticipated benefits of the Freedom Transaction may not be fully realized or they could take longer to realize than expected.

In addition, the Freedom Transaction, if completed, would result in a significant increase in the Corporation’s outstanding debt and leverage levels, and there is a risk that the Corporation’s credit ratings could be adversely affected. A downgrade in credit ratings could result in difficulty issuing debt in the future or higher borrowing costs or more onerous terms.

Aside from the Freedom Transaction, if the Corporation seeks to expand its wireless business outside of its traditional Québec footprint by entering new markets as a MVNO, there can be no certainty, nor can the Corporation provide any assurance, that such expansion will be made under appropriate conditions, in a timely manner, or that it will be completed at all. In addition to the above, the Corporation anticipates that significant and recurring investments would be required in the new markets where it would operate as a MVNO. In particular, the Corporation will have to deploy and expand its own wireless network over a period of seven years from the date of final approval by the CRTC of the tariffed terms and conditions. Any material failure to implement the Corporation’s wireless business geographic expansion could have an adverse effect on its reputation, business, financial condition, prospects, and results of operations, as well as on its ability to meet its obligations, including its ability to service its indebtedness.

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

The Corporation has experienced substantial growth in its business and has significantly expanded its operations over the years. It has sought in the past, and may, in the future, seek to further expand the types of businesses and geographic areas in which it operates, under appropriate conditions. The Corporation can provide no assurance that it will be successful in either developing or fulfilling the objectives of any such business expansion.

In addition, the Corporation’s expansion may require the Corporation to incur significant costs or divert significant resources, and may limit its ability to pursue other strategic and business initiatives, which could have an adverse effect on its business, prospects, results of operations and financial condition. Furthermore, if the Corporation is not successful in managing its growth, or if it is required to incur significant or unforeseen costs, its business, prospects, results of operations and financial condition could be adversely affected. See also the risk factor “The Corporation’s geographic expansion plan, by acquiring Freedom Mobile Inc. and/or by entering new territories as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.”

The implementation of changes to the structure of the Corporation’s business may be more expensive than expected and it may not gain all the anticipated benefits.

The Corporation has and will continue to implement changes to the structure of its business due to many factors, such as a system replacement or upgrade, a process redesign, a corporate restructuring and the integration of business acquisitions, including the Freedom Transaction, if completed, or existing business units. These changes must be managed carefully with a view to capturing the intended benefits. The implementation process may negatively impact overall customer experience and may lead to greater-than-expected operational challenges, employee turnover, operating costs and expenses, customer losses, and business disruption for the Corporation, all of which could adversely affect its business and its ability to gain the anticipated benefits.

The Corporation depends on key personnel and its inability to attract and retain skilled employees may have an adverse effect on its business, prospects, results of operations and financial condition.

The Corporation’s success depends to a large extent on the continued services of its senior management and its ability to attract and retain skilled employees. There is intense competition for qualified management and skilled employees in the Corporation’s industry. As a result, the Corporation may experience higher than anticipated levels of employee attrition. These risks relating to attracting and retaining the necessary talent may be exacerbated by recent labor constraints and inflationary pressures on employee wages and benefits. The Corporation’s failure to recruit, train and retain such employees could have a material adverse effect on its business, prospects, results of operations and financial condition.

In addition, in order to implement and manage its businesses and operating strategies effectively, the Corporation must sustain a high level of efficiency and performance, maintain content quality, continually enhance its operational and management systems, and continue to effectively attract, train, motivate and manage its employees. Labor shortages could negatively affect the Corporation’s ability to succeed in its efforts. If the Corporation is not successful in this respect, it may have a material adverse effect on its business, prospects, results of operations and financial condition.

The Corporation’s financial performance could be materially adversely affected if the Corporation cannot continue to distribute a wide range of appealing video programming and produce and acquire original programming on commercially reasonable terms.

The financial performance of the Corporation’s television, subscription-based OTT entertainment (Club illico and Vrai), video-on-demand (“VOD”) and mobile services depends in large part on its ability to distribute a wide range of appealing video programming on its platforms and on its ability to produce and acquire original content on an ongoing basis.

The Corporation obtains video programming rights from suppliers pursuant to programming contracts. In recent years, these suppliers have become vertically integrated and are now more limited in number. The Corporation may be unable to maintain key programming contracts at commercially reasonable rates for video programming. Loss of programming contracts, the Corporation’s inability to obtain programming at reasonable rates or its inability to pass rate increases through to its customers could have a material adverse effect on its business, prospects, results of operations and financial condition.

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

Furthermore, on February 2, 2022, the federal government introduced Bill C-11, also known as the Online Streaming Act, which proposes to amend the Broadcasting Act (Canada) (the “Broadcasting Act”) in order to include foreign OTT content providers in Canada’s regulatory framework. Similarly to Netflix’s arrangement, such bill would force these providers to promote Canadian cultural products and make material expenditures in order to support local cultural production. If adopted, this bill could increase competition and put greater pressure on the price of Canadian content. Bill C-11 has been adopted with amendments by the Standing Senate Committee on Transport and Communications on February 2, 2023. These amendments will have to be reviewed by the House of Commons and then returned to the Senate with further amendments or as is.

The Corporation provides its television, Internet access, wireline telephony and mobile telephony services through a single clustered network, which may be more vulnerable to widespread disruption.

The Corporation provides its television, Internet access, wireline telephony and mobile telephony services through primary headends and a series of secondary or regional headends interconnected through a single core network. Nowadays, this evolved network topology is commonly adopted by multiple system operators seeking to leverage converged network technologies in their quest for homogeneous, rapid, efficient and cost-effective service delivery. Despite available emergency backup or replacement sites, automatic failover systems, and disaster recovery measures, a network failure in headend, triggered by exogenous threats, such as cyber-attacks, natural disasters, sabotage or terrorism, dependence on certain external infrastructure providers (such as electric utilities), or endogenous causes like deficient interoperable multi-vendor infrastructures, human error or non-adherence to proper change and incident management practices, could prevent the Corporation from delivering some or all of its products and services throughout its networks until the failure has been completely resolved, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation, and could have a material adverse effect on the Corporation’s financial condition and industry-wide reputation.

The Corporation’s reputation may be negatively impacted, which could have a material adverse effect on its business, financial condition and results of operations.

The Corporation has generally enjoyed a good reputation among the public. Its ability to maintain its existing customer relationships and to attract new customers depends to a large extent on its reputation. While it has put in place certain mechanisms to mitigate the risk that its reputation may be tarnished, including good governance practices and a Code of Ethics, there can be no assurance that these measures will be effective to prevent violations or perceived violations of the law or ethical business practices. The loss or tarnishing of the Corporation’s reputation could have a material adverse effect on its business, prospects, financial condition and results of operations.

The Corporation stores and processes increasingly large amounts of personally identifiable data of its clients, employees or business partners, and the improper use or disclosure of such data would have an adverse effect on its business and reputation.

The ordinary course of the Corporation’s businesses involves the receipt, collection, storage and transmission of sensitive data, including its proprietary business information and that of its customers, and personally identifiable information of its customers and employees, whether in its systems, infrastructure, networks and processes, or those of its suppliers.

The Corporation faces risks inherent in protecting the security of such personal data. In particular, it faces a number of challenges in protecting the data contained and hosted on its systems, or those belonging to its suppliers, including from advertent or inadvertent actions or inactions by its employees, as well as in relation to compliance with applicable laws, rules and regulations relating to the collection, use, disclosure and security of personal information, including any requests from regulatory and government authorities relating to such data. Although the Corporation has developed and maintains systems, processes and security controls that are designed to protect personally identifiable information of its clients, employees or business partners, it may be unable to prevent the improper disclosure, loss, misappropriation of, unauthorized access to, or other security breaches relating to such data that the Corporation stores or processes or that its suppliers store or process. As a result, the Corporation may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and it may suffer damage to its business, competitive position and reputation, which could have a material adverse effect on its financial condition.

On September 22, 2021, Québec’s National Assembly adopted Bill 64, An Act to modernize legislative provisions as regards the protection of personal information. On September 22, 2022, the first set of requirements brought by Bill 64 came into force, with the remaining requirements to come into force in increments in September 2023 and in September 2024. The bill modifies the obligations of public bodies and private sector enterprises by modernizing the framework applicable to the protection of personal information and imposes new obligations on the Corporation. Bill 64 adds important deterrent powers to the authorities in charge of their application. Federal and provincial legislation in the area of privacy and personal information is constantly evolving and is expected to undergo significant changes in the coming years. The Corporation does not expect compliance with this legislation to threaten its business, but it may incur significant costs to update its security systems, processes and controls, which could have a material adverse effect on its financial condition.

Cybersecurity breaches and other similar disruptions could expose the Corporation to liability, which would have an adverse effect on its business and reputation.

Although the Corporation has implemented and regularly reviews and updates processes and procedures to protect against customers and business service interruption, unauthorized access to or use of sensitive data, including data of its customers, and to prevent data loss or theft, and, although ever-evolving cyber-threats require the Corporation to continually evaluate and adapt its systems, infrastructure, networks and processes, it cannot assure that its systems, infrastructure, networks and processes, as well as those of its suppliers, will be adequate to safeguard against unauthorized access by third parties or errors by employees or by third-party suppliers. The Corporation is also at risk from increasingly sophisticated phishing attacks, SIM swaps, fraudulent ports and other types of frauds. Supply chain attacks which can have a significant impact on downstream operations and the use of ransomware in cyberattacks have also evolved as important considerations in the cybersecurity threat. If the Corporation is subject to a significant cyber-attack or breach, unauthorized access, errors of third-party suppliers or other security breaches, it may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and it may suffer damage to its business, competitive position and reputation, which could have a material adverse effect on its financial condition.

The costs associated with a major cyber-attack could also include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources, and lost revenues and customers from business interruption and litigation. The Corporation’s contractual risk transfers do not eliminate the risk completely and the potential costs associated with these attacks could exceed the scope and limits of the insurance coverage the Corporation maintains.

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

The day-to-day operation of the Corporation’s business is highly dependent on information technology systems, including those of certain third-party suppliers, some of which are based in territories with potential geopolitical risk. Furthermore, the Corporation’s business relies on the use of numerous distinct information technology systems, billing systems, sales channels, databases as well as different rate plans, promotions and product offerings, which make its operations increasingly complex and may unfavourably impact its response time to market trends and the risk of billing or service errors. An inability to maintain and enhance the Corporation’s existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products and services could have an adverse impact on its ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth, manage operating expenses and carry out operations without interruption; all of which may have a material adverse effect on the Corporation’s business, prospects, results of operations and financial condition.

The Corporation has entered into strategic relationships with service providers to ensure access to certain technologies. An inability to maintain these relationships or difficulties implementing its technology roadmap could result in higher capital requirements, prolonged development timelines and substandard performance of its products and services.

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

The Corporation depends on third-party suppliers and providers for certain services, hardware, licensed technological platforms and equipment that are, or may become, critical to its operations and network evolution. These materials and services include end-user terminals such as set-top boxes, gateways, Wi-Fi routers, mobile telephony handsets, network equipment such as wireline and telephony modems, servers and routers, fibre-optic cable and equipment, telephony switches, inter-city links, support structures, licensed technological platforms, external cloud-based services and network functions, services and operational software, the “backbone” telecommunications network for its Internet access, telephony services and mobile services; and construction services for the expansion of and upgrades to its wireline and wireless networks. These services, platforms and equipment may be available from a single or limited number of suppliers and therefore the Corporation faces the risks of supply disruption, including due to geopolitical events, external events such as climate change related impacts, epidemics, pandemics or other health issues, business difficulties, restructuring or supply-chain issues. If no supplier can provide the Corporation with the equipment and services that it requires or that comply with evolving Internet and telecommunications standards or that are compatible with the Corporation’s other equipment and software interfaces, its business, financial condition and results of operations could be materially adversely affected. In addition, if the Corporation is unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, its ability to offer its products and services at competitive pricing, or at all, and roll out its advanced services may be delayed, and its business, financial condition and results of operations could be materially adversely affected.

Moreover, as there are a limited number of manufacturers of mobile devices and customer premises equipment (“CPE”), there is a risk that the Corporation will not be able to maintain agreements for their existing supply on commercially reasonable terms. The rising mobile device and CPE costs as well as potential delays in delivery of mobile devices and CPE, in a price-sensitive market, could negatively impact its revenues, financial condition and results of operations, as the Corporation may not be able to pass on to customers a corresponding increase in the price of its products. Furthermore, some of its competitors benefit from higher purchasing volumes which may provide them the ability to negotiate better prices and faster deliveries from manufacturers.

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

The Corporation may be adversely affected by strikes, other labor protests and health risks affecting its employees.

The Corporation is not currently subject to any labor dispute. Nevertheless, it can neither predict the outcome of current or future negotiations relating to labor disputes, union representation or renewal of collective bargaining agreements, nor guarantee that it will not experience future work stoppages, strikes or other forms of labor protests pending the outcome of any current or future negotiations. If the Corporation’s unionized workers engage in a strike or any other form of work stoppage, the Corporation could experience a significant disruption to its operations, damage to its property and/or interruption to its services, which could adversely affect its business, assets, financial condition, results of operations and reputation. Even if the Corporation does not experience strikes or other forms of labor protests, the outcome of labor negotiations could adversely affect its business and results of operations. Such could be the case if current or future labor negotiations or contracts were to further restrict the Corporation’s ability to maximize the efficiency of its operations. In addition, its ability to make short-term adjustments to control compensation and benefit costs is limited by the terms of its collective bargaining agreements.

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

Certain of the Corporation’s defined benefit pension plans are currently underfunded and its pension funding requirements could increase significantly due to a reduction in funded status as a result of a variety of factors.

The economic cycles, employee demographics and changes in regulations could have a negative impact on the funding of the Corporation’s defined benefit pension plans and related expenditures. There is no guarantee that the expenditures and contributions required to fund these pension plans will not increase in the future and therefore negatively impact the Corporation’s operating results and financial condition. Risks related to the funding of defined benefit plans may materialize if total obligations with respect to a pension plan exceed the total value of its trust assets. Shortfalls may arise due to lower-than-expected returns on investments, changes in the assumptions used to assess the pension plan’s obligations and actuarial losses.

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

In addition, a substantial portion of the Corporation’s debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon are payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, the Corporation’s reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. The Corporation has entered into transactions to hedge the exchange rate risk with respect to its U.S. dollar-denominated debt outstanding at December 31, 2022, and it intends in the future to enter into such transactions for new U.S. dollar-denominated debt. These hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting it against exchange rate fluctuations, or the Corporation may in the future be required to provide cash and other collateral in order to secure its obligations with respect to such hedging transactions, or it may in the future be unable to enter into such transactions on favorable terms, or at all, or, pursuant to the terms of these hedging transactions, the Corporation’s counterparties thereto may owe the Corporation significant amounts of money and may be unable to honor such obligations, all of which could have an adverse effect on the Corporation’s results of operations and financial condition.

In addition, certain cross-currency swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The fair value of the derivative financial instruments the Corporation is party to is estimated using period-end market rates and reflects the amount the Corporation would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2022, the net aggregate fair value of the Corporation’s cross-currency swaps and foreign-exchange forward contracts was in a net asset position of $199.5 million on a consolidated basis. These swaps and forward contracts were entered into with large Canadian and foreign financial institutions. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

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

The Corporation’s access to funds under its existing credit facilities and the committed debt financing for the Freedom Transaction is dependent on the ability of the financial institutions that are parties to those facilities to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity, or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under the Corporation’s credit facilities are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others. Any financial turmoil affecting the banking system and financial markets or any significant financial services institution failures could negatively impact the Corporation’s treasury operations, as the financial condition of such parties may deteriorate rapidly and without notice in times of market volatility and disruption.

Some of the Corporation’s debt has a variable rate of interest linked to various interest rate benchmarks, such as the Canadian Dollar Offered Rate (“CDOR”) or the U.S. dollar Secured Overnight Financing Rate (“SOFR”). Certain interest rate benchmarks, such as CDOR, are being discontinued and replaced with alternative interest rate benchmark rates which meet new regulatory and market requirements. The consequences of this development cannot be entirely predicted, but could include an increase in the cost of the Corporation’s variable rate indebtedness.

Extended periods of volatility and disruptions in the capital and credit markets as a result of uncertainty, rising rates, pandemics, epidemics and other health issues, ongoing changes in or increased regulation of financial institutions, reduced financing alternatives or failures of significant financial institutions could adversely affect the Corporation’s access to the liquidity and affordability of funding needed for its businesses in the longer term. Such disruptions could require the Corporation to take measures to maintain a cash balance until markets stabilize or until alternative credit arrangements or other funding for its business needs can be arranged.

The Corporation may be adversely affected by widespread inflation and adverse economic conditions.

Widespread and sustained inflation and related interest rate increases are resulting in higher input costs for equipment, products and services, upward wage pressures and higher interest expense. Economic weakness and uncertainty could also cause the Corporation’s results of operations to vary materially from expectations. In addition, adverse economic conditions may lead to a lower demand for certain of the Corporation’s products, a declining level of retail and commercial activity and increased incidences of customer inability to pay or timely pay for the services or products that the Corporation provides. This may also make it difficult for the Corporation to raise its prices enough to offset rising costs, increase costs of borrowing and reduce the amount of funding available in the financial markets, all of which could adversely affect the Corporation’s results of operations, cash flows, financial condition and prospects.

Interest and other expenses could vary materially from expectations depending on changes in interest rates, borrowing costs, currency exchange rates, and costs of hedging activities. For example, in response to increasing inflation, the Bank of Canada and the U.S. Federal Reserve, along with central banks around the world, have been raising interest rates and signaled expectations of additional rate increases. It is difficult to predict the impact of such events on the Corporation, its customers or economic markets more broadly, which have been and will continue to be highly dependent upon the actions of governments and businesses in response to macroeconomic events, and the effectiveness of those actions. Economic downturns may also lead to restructuring actions and associated expenses.

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

From time to time, the Corporation engages in discussions and activities with respect to possible acquisitions, dispositions, business combinations, or joint ventures intended to complement or expand its business, some of which may be significant transactions for the Corporation and involve significant risks and uncertainties. The Corporation may not realize the anticipated benefit from any of the transactions it pursues, and may have difficulty incorporating or integrating any acquired business. Regardless of whether the Corporation consummates any such transaction, the negotiation of a potential transaction (including associated litigation), as well as the integration of any acquired business, could require the Corporation to incur significant costs and cause diversion of management’s time and resources and disrupt its business operations. It could face several challenges in the consolidation and integration of information technology, accounting systems, personnel and operations. See also the risk factor “The Corporation’s geographic expansion plan, by acquiring Freedom Mobile Inc. and/or by entering new territories as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.”

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

The rising adoption of web-based and application-based channels may adversely affect the customer reach of the Corporation’s sales network.

To better meet the changing habits and expectations of consumers and businesses, the Corporation’s competitors are rapidly developing digital platforms, which allow them to sell and distribute their products on web-based or application-based channels and to shift customer interaction to digital platforms driving more self-help, self-install and self-service. If the Corporation does not succeed in implementing and pursuing its own digital strategy and fails to evolve its customer experience in line with customers’ demands, this could place the Corporation at a competitive disadvantage, which could have an adverse effect on its business, prospects, results of operations and financial condition.

Risks Relating to Regulation

The Corporation is subject to extensive government regulation and policy-making. Changes in government regulation or policies could adversely affect its business, prospects, results of operations and financial condition.

The Corporation’s operations are subject to extensive government regulation and policy-making in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. The Corporation’s broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act and the Telecommunications Act and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the federal cabinet. The Corporation’s wireless and wireline operations are also subject to technical requirements, license conditions and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”), which is administered by ISED.

Changes to the laws, regulations and policies governing the Corporation’s operations, the introduction of new laws, regulations, policies or terms of license, the issuance of new licenses, including additional spectrum licenses to its competitors could have an impact on customer buying practices and/or a material adverse effect on its business (including how the Corporation provides products and services), prospects, results of operations and financial condition. In addition, the Corporation may incur increased costs in order to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Corporation may also incur increased costs as a result of the Memorandum of Understanding on Telecommunications Reliability entered into on September 9, 2022 as between the Corporation and 12 other telecommunication service providers across Canada upon the direction of the federal government, and specifically the Minister of Innovation, Science and Industry (the “MOU”). Under the terms of the MOU, the Corporation will be subject to increased obligations related to coordination, roaming, mutual assistance and communications during a telecommunications emergency, including wireless- and/or wireline-based emergencies.

The CRTC launched a comprehensive review of the wireless market. The federal government had requested that the CRTC consider competition, affordability, consumer interests and innovation in its decisions. In a recent decision, the CRTC ordered the national incumbent wireless carriers to provide MVNO access services to regional wireless carriers for a period of seven years. This decision stands to have significant impact on the Corporation’s competitive environment, as the Corporation could see the emergence of new MVNO competitors. The Corporation may not be able to compete successfully in the future against existing and such potential new competitors. The most recent regulation from the CRTC in that matter has ruled out, for the moment, the inclusion of “Internet of Things (“IoT”) and fixed wireless services from the MVNO regulatory framework. This material increase in competition in the Corporation’s mobile telephony business combined with the consequences of the recent CRTC regulation could have a material adverse effect on the Corporation’s business, prospects, revenues, financial condition and results of operations.

In light of the Corporation’s geographic expansion plan for its wireless business, if the Corporation seeks to expand its wireless business outside of its traditional Québec footprint by entering new markets as a MVNO, the Corporation will have to face important challenges and uncertainty when negotiating with ILECs in order to reach an agreement for the MVNO access service wholesale rates; there is currently uncertainty regarding what wholesale rates will be negotiated by the Corporation and the time that will be required for such negotiations. Furthermore, as the mandated service will be phased out seven years following the final approval by the CRTC of the tariffed terms and conditions, should the Corporation enter new markets as a MVNO, the Corporation will have to deploy and expand its own wireless network in the applicable region(s). Failure to adequately expand its own wireless network may expose the Corporation to risks should it no longer be in a position to serve its customers following the end of the phase-out period. Any material failure to implement the Corporation’s wireless business geographic expansion plan could have an adverse effect on its reputation, business, prospects, revenues, financial condition, and results of operations, as well as on its ability to meet its obligations, including its ability to service its indebtedness.

In addition, laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts in Canada, the United States and other jurisdictions may impose limits on the Corporation’s collection and use of certain kinds of information. Furthermore, the CRTC and ISED have the power to impose monetary sanctions for failure to comply with current regulations. For a more extensive description of the regulatory environment affecting its business, see “Item 4. Information on the Corporation – Regulation.”

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

Since 2015, the CRTC has emphasized in a series of decisions the importance it accords to mandated wholesale access service arrangements as a driver of competition in the retail Internet access market. Among other things, the CRTC ordered the major telephone and cable companies, including Videotron, to provide disaggregated wholesale access services, including access to high speed services provided over fibre access facilities, which were expected to replace existing aggregated wholesale access services after a transition period.

However, on March 8, 2023, the CRTC published a decision wherein it concludes that the disaggregated wholesale access service framework has not fulfilled its mandate and requires reconsideration. The CRTC determined that the network configuration for disaggregated wholesale access services will remain in Ontario and Québec pursuant to existing tariffs and architecture, but will not be introduced in other markets at this time. Furthermore, the CRTC acknowledged that there are significant issues associated with the existing wholesale access service framework and that viable access to fibre-to-the-home (“FTTH”) facilities by competitors is of particular concern. In light of the above, the CRTC launched a notice of consultation to review the wholesale access service framework. In addition, the CRTC will consider on an accelerated basis whether access to FTTH facilities over aggregated wholesale access services should be mandated on a temporary basis, while the question of whether they should be mandated indefinitely is considered in the broader review. While it carries out its review, the CRTC imposed an immediate interim reduction of 10% to the monthly capacity charge and declared that existing aggregated tariffs should now be interim. The CRTC’s review could lead to mandated arrangements which could permit Internet resellers to enhance their service offerings and/or their competitive positions in the retail market, thereby affecting the Corporation’s ability to recover its cost of providing underlying network services.

ISED may not renew the Corporation’s mobile spectrum licenses on acceptable terms, or at all.

The Corporation’s AWS-1 licenses were renewed in December 2018 for a 20-year term. The Corporation’s other spectrum licenses, including in the AWS-3, 700 MHz, 2500 MHz, 600 MHz and 3500 MHz bands, are issued for 20-year terms from their respective dates of issuance. At the end of these terms, the Corporation expects that new licenses will be issued for subsequent terms through a renewal process, unless a breach of license conditions has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The process for issuing or renewing licenses, including the terms and conditions of the new licenses and whether license fees should apply for a subsequent license term, are expected to be determined by ISED. If, at the end of their respective term, the Corporation’s licenses are not renewed on acceptable terms, or at all, its ability to continue to offer its wireless services, or to offer new services, may be negatively impacted, or its cost structure could materially increase, and, consequently, it could have a material adverse effect on its business, prospects, results of operations and financial condition.

The Corporation may be adversely affected if it does not qualify for government programs.

The Corporation benefits from several government programs developed to support major investment projects and the deployment of high-speed Internet services in various regions of Québec. There can be no assurance that the government programs which the Corporation may access in Canada will continue to be available in the future or will not be reduced, amended, or eliminated. Any changes in the policies or rules of application in Canada or in any of the provinces in connection with these government programs, or in the interpretation of these programs, could, amongst other things, increase the cost of investment projects affected by these programs or the Corporation’s decision to initiate certain investment projects, including incur capital expenditures for the extension of its wireline and mobile networks, which could have a material adverse effect on the Corporation’s business, results of operations and financial condition.

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

Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future to notably reduce waste, limit greenhouse gas emissions and increase environmental disclosure from companies. For instance, most Canadian provinces have implemented Extended Producer Responsibility regulations in order to encourage sustainable practices such as the “Ecological recovery and reclamation of electronic products,” which sets certain recovery targets and which may require the Corporation to monitor and adjust its practices in the future. Evolving public expectations with respect to the environment and increasingly stringent laws and regulations could result in increased costs of compliance, and failure to recognize and adequately respond to them could result in fines, regulatory scrutiny, or have a significant effect on the Corporation’s reputation and brands.

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

Finally, climate change is increasing the severity and frequency of extreme weather-related events, which could potentially result in damages to the Corporation’s infrastructure and properties. These physical risks could increase operational and capital costs in order to maintain network operations during and following extreme weather events and to repair damaged equipment and facilities.

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

The current concerns over radiofrequency emissions or perceived health risks of exposure to radiofrequency emissions could lead to additional governmental regulation, diminished use of the Corporation’s wireless services or product liability lawsuits that might arise or have arisen. Any of these could have a material adverse effect on the Corporation’s business, prospects, revenues, financial condition and results of operations.

Risks Relating to the Corporation’s Senior Notes and its Capital Structure

The Corporation’s indebtedness and significant interest payment requirements could adversely affect its financial condition and therefore make it more difficult for the Corporation to fulfill its obligations, including its obligations under its Senior Notes.

The Corporation currently has a substantial amount of debt and significant interest payment requirements. As at December 31, 2022, the Corporation had $5.36 billion of consolidated long-term debt (long-term debt plus bank indebtedness), excluding Quebecor Media subordinated loans, and no amount was drawn at that date on the committed $2.4 billion Expansion Term Facility. The Corporation’s indebtedness could have significant consequences, including the following:

●	increase its vulnerability to inflation, recession, interest rate fluctuations, and general adverse economic and industry conditions;
●	require it to dedicate a substantial portion of its cash flow from operations to making interest and principal payments on its indebtedness, reducing the availability of its cash flow to fund capital expenditures, working capital and other general corporate purposes;
●	limit its flexibility in planning for, or reacting to, changes in its businesses and the industries in which it operates;
●	place it at a competitive disadvantage compared to its competitors with less debt or greater financial resources; and
●	limit, along with the financial and other restrictive covenants in its indebtedness, its ability to, among other things, borrow additional funds on commercially reasonable terms, if at all.

Although the Corporation has significant indebtedness, as at December 31, 2022, it had more than $1.42 billion available for additional borrowings under its existing credit facilities on a consolidated basis, excluding the $2.4 billion available on the Expansion Term Facility, and the indentures governing its outstanding Senior Notes would permit it to incur substantial additional indebtedness in the future. If the Corporation or its subsidiaries incur additional debt, the risks the Corporation now faces as a result of its leverage could intensify. For more information regarding its long-term debt and its maturities, refer to Note 16 to the audited consolidated financial statements for the year ended December 31, 2022, included under “Item 18. Financial Statements” of this annual report. See also the risk factor “Restrictive covenants in the Corporation’s outstanding debt instruments may reduce its operating and financial flexibility, which may prevent the Corporation from capitalizing on certain business opportunities.”

Restrictive covenants in the Corporation’s outstanding debt instruments may reduce its operating and financial flexibility, which may prevent the Corporation from capitalizing on certain business opportunities.

The Corporation’s credit facilities and the respective indentures governing its Senior Notes contain a number of operating and financial covenants, which may vary depending on their respective governing terms, restricting its ability to, among other things:

●	borrow money or sell preferred stock;
●	create liens;
●	pay dividends on or redeem or repurchase stock;

●	make certain types of investments;
●	restrict dividends or other payments by some subsidiaries;
●	enter into transactions with affiliates;
●	issue guarantees of debt; and
●	sell assets or merge with other companies.

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

The Corporation may be required from time to time to refinance some of its existing debt at or prior to maturity. Its ability and its subsidiaries’ ability to obtain additional financing to repay such existing debt at maturity will depend on a number of factors, including prevailing market conditions, credit availability and its operating performance. There can be no assurance that any such financing will be available to the Corporation on favorable terms or at all. See also the risk factor “The volatility and disruptions in the capital and credit markets could adversely affect the Corporation’s business, including the cost of new capital, its ability to refinance its scheduled debt maturities and meet its other obligations as they become due.”

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

The Corporation’s Senior Notes have not been registered under the Securities Act and have not been qualified by prospectus in Canada or other jurisdictions outside the United States. Consequently, the Senior Notes may be transferred or resold only in a transaction registered under, or exempt from, the Securities Act and applicable state securities laws. The Corporation has not registred and does not intend to register the resale of the securities or conduct a registered exchange offer in respect of the securities under the Securities Act. Also, the notes may not be sold, directly or indirectly, in Canada except in accordance with applicable securities laws of the provinces and territories of Canada. The Corporation is not, and does not currently intend to become, a reporting issuer in Canada. As a result, the Senior Notes are subject to restrictions on transfer and are not, and will not become, freely tradable in Canada. In addition, non-U.S. holders remain subject to restrictions imposed by the jurisdiction in which the holder is resident.

U.S. investors in the Corporation’s Senior Notes may have difficulties enforcing civil liabilities.

The Corporation is incorporated under the laws of the Province of Québec. Substantially all of its directors, controlling persons and officers are residents of Canada or other jurisdictions outside the United States, and all or a substantial portion of their assets and substantially all of the Corporation’s assets are located outside the United States. The Corporation has agreed, in accordance with the terms of the respective indentures governing each series of its Senior Notes (other than its Canadian dollar denominated Senior Notes), to accept service of process in any suit, action or proceeding with respect to the indentures or such Senior Notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may be difficult for holders of the Corporation’s Senior Notes to effect service of process within the United States upon directors, controlling persons, officers and experts who are not residents of the United States or to enforce against the Corporation or them in the United States upon judgments of courts of the United States predicated upon civil liability under United States federal or state securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon United States federal or state securities laws against the Corporation or against its directors, controlling persons, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States.

Although the Corporation’s Senior Notes are referred to as “senior notes,” they are effectively subordinated to its secured indebtedness and structurally subordinated to the liabilities of its subsidiaries that do not guarantee the Senior Notes.

The Corporation’s Senior Notes are unsecured and, therefore, are effectively subordinated to any secured indebtedness that the Corporation may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving the Corporation, the assets that serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the Senior Notes. The Senior Notes are effectively subordinated to any borrowings under its secured credit facilities to the extent of the value of the assets securing such secured credit facilities and structurally subordinated to the liabilities of its existing and future subsidiaries that do not guarantee the Senior Notes. In addition, the Corporation’s credit facilities and the respective indentures governing its Senior Notes permit the Corporation to incur additional secured indebtedness in the future, including the debt financing required for the Freedom Transaction, which could be significant.

The Corporation’s credit ratings may not reflect the risks of investing in the Senior Notes.

The Corporation’s credit ratings are an assessment by rating agencies of its ability to pay its debts when due. Consequently, real or anticipated changes in the Corporation’s credit ratings will generally affect the value of the Senior Notes. These credit ratings may not reflect the potential impact of risks relating to the Senior Notes. Agency ratings are not a recommendation to buy, sell or hold any security and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating. There can be no assurance that the Corporation’s credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. Any downgrade in the Corporation’s corporate credit ratings or other credit ratings may increase its cost of borrowing and may negatively impact its ability to raise additional debt capital. Actual or anticipated changes or downgrades in the Corporation’s credit ratings, including any announcement that its ratings are under review for a downgrade, could affect the value of the Senior Notes, may increase the Corporation’s borrowing costs and may negatively impact its ability to incur additional debt.

Many of the covenants in each indenture governing the Senior Notes will not apply from and after such time that the Senior Notes are rated investment grade by any two of Moody’s, Standard & Poor’s and DBRS, even if the Senior Notes are subsequently rated below investment grade.

Many of the covenants contained in each indenture governing the respective Senior Notes will not apply from and after such time that the Senior Notes are rated investment grade by any two of Moody’s Investors Service (“Moody’s”), S&P Global Ratings (“Standard & Poor’s”) and DBRS Limited (“DBRS”), and such covenants will not be reinstated if the Senior Notes are subsequently downgraded below investment grade. These covenants restrict, among other things, the ability of the Corporation and its restricted subsidiaries to incur or guarantee additional indebtedness or issue preferred stock, to pay distributions on, redeem or repurchase capital stock or redeem or repurchase certain debt, sell assets, enter into certain merger transactions, enter into transactions with affiliates, enter into agreements limiting the ability of subsidiaries to make distributions and enter into certain other transactions. There can be no assurance that the Senior Notes will ever be rated investment grade, or that the Senior Notes will maintain such ratings. However, termination of these covenants will allow the Corporation to engage in certain actions that would not have been permitted were these covenants in force, even if the Senior Notes are subsequently downgraded below investment grade.

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

Also, Quebecor Media is a holding company with no significant assets other than its equity interests in its subsidiaries. Its principal source of cash needed to pay its own obligations is the cash that the Corporation and other subsidiaries generate from operations and borrowings. The Corporation has the ability to pay significant distributions under the terms of its indebtedness and applicable law and currently expects to make distributions to its shareholder in the future, subject to the terms of its indebtedness and applicable law. See “Item 8. Financial Information — Dividend Policy” elsewhere in this annual report.

ITEM 4 – INFORMATION ON THE CORPORATION

A-	History and Development of the Corporation

The Corporation’s legal and commercial name is Videotron Ltd. It was founded on September 1, 1989 and is governed by the Business Corporations Act (Québec). On October 23, 2000, Videotron was acquired by Quebecor Media.

The Corporation’s registered office is located at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, and its telephone number is (514) 281-1232. Its corporate website may be accessed through the URL http://www.videotron.com. The information found on its corporate website or on any other website to which it is made reference in this annual report does not, however, form part of this annual report and is not incorporated by reference herein. Videotron’s agent for service of process in the United States with respect to its Senior Notes (other than its Canadian-dollar denominated Senior Notes due 2025, 2026, 2028, 2030 and 2031) is CT Corporation System, 28 Liberty Street, New York, New York 10005.

Since December 31, 2019, Videotron has undertaken and/or completed several business acquisitions, combinations, divestitures and business development projects and financing transactions, including, among others, the following:

●	On January 26, 2023, following the close of the period covered by this annual report, Videotron announced an investment of nearly $10.0 million in the acquisition of spectrum licenses in the 600 MHz band in Manitoba and the 3500 MHz band in Québec. The spectrum was acquired in the auction of residual spectrum licenses that concluded on January 25, 2023.
●	On January 17, 2023, following the close of the period covered by this annual report, Videotron issued a $836.0 million promissory note to Quebecor Media, bearing interest at 7.000%.
●	On January 13, 2023, following the close of the period covered by this annual report, Videotron’s secured revolving credit facility, which was extended to July 2026 in May 2022, was amended to increase it from $1.50 billion to $2.00 billion. Certain clauses and conditions of this credit facility were also amended.
●	In July 2022, Videotron acquired VMedia, an independent telecommunications provider that is well established in the Canadian market. VMedia becomes a key partner that will enhance Videotron’s plans across Canada by supporting advantageous bundles that give Canadian consumers more choice at a better price.
●	On August 12, 2022, Videotron entered into a definitive agreement with Rogers and Shaw to acquire Freedom for $2.85 billion on a cash-free and debt-free basis. This transaction would close substantially concurrently with the closing of the acquisition of Shaw by Rogers. The acquisition of Freedom includes its brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets. It also includes a long-term undertaking by Shaw and Rogers to provide Videotron with transport services (including backhaul and backbone) and roaming services. This transaction will support the expansion of the Corporation’s telecommunications services in Ontario and Western Canada. On December 31, 2022, the Competition Tribunal dismissed an application by the Commissioner of Competition to block the acquisition of Freedom by Videotron as well as the acquisition of Shaw by

Rogers. Subsequently, on January 24, 2023, the Federal Court of Appeal dismissed the Commissioner’s appeal of the Tribunal’s decision. The acquisition of Freedom by Videotron remains, at this stage, conditional on the approval of ISED, which is currently reviewing it. Rogers, Shaw and Videotron announced on February 17, 2023, that they had agreed to extend the outside date for all transactions to March 31, 2023. In anticipation of the acquisition of Freedom Videotron has secured financing commitments from a syndicate of financial institutions for a new secured term credit facility of up to $2.40 billion comprised of three tranches maturing over four years.
●	On August 17, 2021, Videotron launched Vrai, a new Québec subscription platform that will meet the strong demand for unscripted lifestyle, documentary and entertainment content. In its first year, Vrai offered thousands of hours of all-French, on-demand content, including more than a hundred new original Québec productions.
●	On July 29, 2021, Videotron announced the acquisition of 294 blocks of spectrum in the 3500 MHz band across the country for an investment of nearly $830 million. More than half of the investment is concentrated in four Canadian provinces outside Québec: southern and eastern Ontario, Manitoba, Alberta and British Columbia.
●	On July 6, 2021, Videotron completed the early redemption of the entirety of its 5% Senior Notes due July 15, 2022, in aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount, in accordance with a notice issued on June 3, 2021. The related hedges in an asset position were also unwound.
●	On June 17, 2021, Videotron issued $750.0 million aggregate principal amount of Senior Notes bearing interest at 3⅝% and maturing on June 15, 2028, for net proceeds of $743.2 million, net of financing costs of $6.8 million. Videotron also issued US$500.0 million aggregate principal amount of Senior Notes bearing interest at 3⅝% and maturing on June 15, 2029, for net proceeds of $599.6 million, net of financing costs of $5.8 million.
●	On May 12, 2021, Videotron announced the roll-out of its 5G network in Québec City, following the successful launch in Montréal in December 2020.
●	On April 1, 2021, Videotron announced the acquisition of Cablovision Warwick Inc. (“Cablovision Warwick”) and its network, which has been serving the municipalities of Warwick, Kingsey Falls and Saint-Félix-de-Kingsey in the Centre-du-Québec region for more than four decades. Cablovision Warwick’s customers will therefore have access to Videotron’s network and its line of products and services.
●	On March 22, 2021, Videotron and the Government of Québec signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in remote regions. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258 million, which will be fully invested in Videotron’s network extension.
●	On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of 3⅛% Senior Notes maturing on January 15, 2031, for net proceeds of $644.0 million, net of financing fees of $6.0 million.
●	From March 13, 2020, through June 30, 2020, and from December 20, 2020 through January 3, 2021, Videotron suspended data caps on all of its customers’ residential and business Internet plans to support the implementation of effective teleworking arrangements at Québec businesses and enable customers to stay connected with loved ones during the COVID-19 pandemic. From March 13, 2020, to June 30, 2020, Videotron also cancelled roaming charges outside Canada and the Daily Traveller Pass fee.
B-	Business Overview

Overview

Videotron is a leading cable operator in Canada and the largest in the Province of Québec based on the number of wireline revenue generating units (“RGUs”), as well as a leading provider of mobile telephony and OTT video services in the Province of

Québec. Its cable network is the largest broadband network in the Province of Québec covering approximately 83% of the Province of Québec’s estimated 4.1 million residential premises. The deployment of its LTE-A and 5G wireless networks and its enhanced offering of mobile communication services for residential and business customers will allow Videotron to further consolidate its position as a provider of integrated telecommunication services as well as an entertainment and content leader. Its products and services are supported by the latest coaxial, fibre-optic and wireless technologies. Through roaming agreements with hundreds of domestic and international network operators, Videotron’s customers benefit from extensive coverage in Canada and throughout the world.

Competitive Strengths

Leading Market Positions

Videotron is a leading cable operator in Canada and the largest in the Province of Québec, in each case based on the number of wireline RGUs. Videotron believes that its strong market position has enabled it to launch and deploy new products and services more effectively. For example, since the introduction of its Internet access service, Videotron estimates that it has become the largest provider of such service in the geographic areas it serves. In the mobile telephony segment, Videotron estimates that it holds, as of December 31, 2022, a 22.6% market share in the geographic areas it serves, while it captured 29.2% in gross additions in the fourth quarter of 2022, the largest market share in terms of gross additions. Videotron’s extensive proprietary and third-party retail distribution network of stores and points of sale, including its Videotron-branded stores and kiosks, as well as its Videotron authorized dealers, assist Videotron in marketing and distributing its advanced telecommunication services, such as Internet access, television and mobile telephony, on a large-scale basis. Videotron is also a leading telecommunication service provider in the Province of Québec’s business telecommunication segment.

Differentiated Bundled Services and New Products

Through its technologically advanced wireline and wireless network, Videotron offers a differentiated, bundled suite of entertainment, information and communication services, products and content, including IPTV, digital television, Internet access, VOD, OTT and other interactive television services, as well as residential and commercial wireline telephony services using VoIP technology, and mobile telephony services. In addition, Videotron delivers high-quality services and products, including, for example, its high-speed Internet access service which enables its customers to download data at a speed higher than currently offered by standard DSL technology. Videotron believes that the consumers attribute value to the convenience of dealing with a single telecommunication service provider and also appreciate the cost savings of having their services bundled, as Videotron offers discounts to customers that subscribe to more than one of its services. As of December 31, 2022, 69.7% of Videotron-branded residential customers subscribed for two or more services. Videotron also offers a rich and varied selection of on-demand French-language content (movies, television shows, children’s shows, teen series, documentaries, comedy performances and concerts) through its subscription-based OTT entertainment services, Club illico and Vrai. Videotron produces an array of proprietary content for which Club illico and Vrai hold first-window rights for its customers, prior to linear broadcast. Together, both platforms boast over 717 million viewings since the launch of Club illico in 2013 and the launch of Vrai in 2021, making them key players in the Québec on-demand video entertainment landscape.

Videotron continuously pursues the evolution of its suite of platforms, solutions and content, such as the following in recent years:

●	in August 2021, Videotron launched Vrai, a new Québec subscription platform that addresses the strong demand for unscripted lifestyle, documentary and entertainment content. Vrai offers thousands of hours of all-French, on-demand content, including lifestyle, investigations, comedy, reality, food, travel documentary and social issue programming commissioned by Quebecor Media as well as a growing catalogue of first-run exclusive original Québec productions;
●	in August 2019, Videotron unveiled Helix, an IPTV and cloud-enabled video platform based on Comcast’s Xfinity X1 platform, which provides customers with integrated search functionalities, including the use of a voice-activated remote control, personalized recommendations and access to, and integration of content from, certain third-party Internet applications. Videotron has also launched two mobile applications for its Helix customers: (i) the Helix Fi app, which lets customers control their home Wi-Fi network, set time restrictions for children’s Internet use, quickly and easily disconnect a device from the network and control household smart devices; and (ii) the Helix app, which lets users control their cloud DVR remotely, watch live television as well as a large quantity of on demand content anytime, anywhere. Cloud DVR technology allows video customers to record programming via their set-top boxes using cloud-based servers and view those recordings on mobile devices via the Helix; and

●	in September 2018, Videotron launched Fizz, a mobile and Internet brand that delivers mobile and Internet services featuring advantageous pricing, as well as a fully digital experience focused on simplicity, autonomy and sharing, thus enhancing traditional mobile and Internet services. Fizz has been developed to be responsive to evolving trends in technology and distribution and with a view to growing Quebecor Media’s market share and appeal with Generation Z and millennials.

Advanced Broadband Network

Videotron is able to leverage its advanced broadband network to offer a wide range of advanced services, such as IPTV, digital television, OTT television services, Internet access and wireline telephony services. Videotron is committed to maintaining and upgrading its network capacity and, to that end, Videotron currently anticipates that ongoing capital expenditures will continue to be required to accommodate the evolution of its products and services and to meet the demand for increased capacity.

Focused and Highly Reliable Network Cluster

Videotron’s single hybrid fibre coaxial clustered network covers approximately 83% of the Province of Québec’s estimated 4.1 million residential premises and nine of the province’s top ten urban areas. Videotron’s shared LTE network reaches 94% of the population of the Province of Québec and the Greater Ottawa area. Videotron believes that its single cluster network architecture provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services such as Helix, Club illico, Fizz and Vrai, and a lower cost structure through reduced maintenance and technical support costs.

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

Videotron’s Strategy

Videotron’s objective is to increase its revenues and profitability by leveraging its strong market position and advanced broadband and mobile networks. Videotron attributes its strong historical results and positive outlook for growth and profitability to an ability to develop and execute forward-looking business strategies. The key elements of its strategy include:

●	Expand its wireless business geographically. Videotron intends to expand its wireless business geographically outside of its traditional Québec footprint, which it believes will provide more competition and affordability for Canadians. As part of this strategy, Videotron invested nearly $830.0 million in July 2021 to acquire 294 blocks of spectrum in the 3500 MHz band in Canada’s most populous provinces. More than half of the investment was concentrated in southern and eastern Ontario, Manitoba, Alberta and British Columbia. On August 12, 2022, Videotron entered into a definitive agreement with Rogers and Shaw to acquire Freedom for $2.85 billion on a cash-free and debt-free basis in order to support the expansion of the Corporation’s telecommunications services in Ontario and Western Canada. The agreement also includes a long-term undertaking by Shaw and Rogers to provide Videotron with transport services (including backhaul and backbone) and roaming services. In July 2022, Videotron announced the acquisition of VMedia inc. allowing it to lay the foundations for an offering of wireline services outside its Québec footprint. On January 26, 2023, Videotron announced an investment of nearly $10.0 million in the acquisition of spectrum licenses in the 600 MHz band in Manitoba and the 3500 MHz band in Québec. In addition, Videotron intends to expand its footprint by entering into new markets as a MVNO and to exercise the rights arising from recent CRTC decisions regarding MVNO access service wholesale rates to expand its wireless business geographically and offer millions of Canadians competitive services.
●	Build on its position as a telecommunications leader with its mobile telephony network. Videotron provides an offering of advanced mobile telecommunications services to consumers and small-, medium- and large-sized businesses that are based on effective, reliable technology, diverse and relevant content and unambiguous business policies. The deployment of its LTE-A and 5G networks is the cornerstone of a corporate business strategy geared toward harnessing all of its creative resources and providing consumers with access to technology, services and information. Greater customer adoption of 5G and IoT services and applications that are enabled by 5G networks should contribute to the growing demand for mobile services. In the consumer market, IoT represents a growth area for the industry as wireless connectivity on everyday devices, from home automation to wearables, becomes ubiquitous. In addition, other IoT growth opportunities are expected to develop in smart manufacturing, telemedicine/telesurgery, remote monitoring, connected vehicles, asset tracking and urban city optimization (smart cities). For the twelve-month period ended December 31, 2022, mobile services and equipment revenues represented 29.6% of Videotron’s total operating revenues.
●	Introduce new and enhanced products and services. Videotron expects a significant portion of its revenue growth to be driven by the introduction of new products and services (including Fizz and Helix) and by the continuing penetration of products and services such as wireline services, mobile services, business telecommunications services and OTT video services. Videotron believes that the continued penetration rate of these products and services will result in increased ARPU, and Videotron is focusing sales and marketing efforts on the bundling of these value-added products and services. In addition, Videotron’s strategy in the coming years is to keep the technology at the cutting edge as it continues to evolve rapidly and new market standards such as LTE-A and 5G are being commercialized. Videotron’s long-term marketing objective is to increase its cash flow through deeper market penetration of its services, development of new services and revenue and operating margin growth per customer. Videotron’s goal is for its customers to consider its wireline and mobile connections to be the best distribution channels for a multitude of services.
●	Leverage geographic clustering. Videotron’s single hybrid fibre coaxial clustered network covers approximately 83% of the Province of Québec’s estimated 4.1 million residential premises. Videotron’s shared LTE network reaches 94% of the population of the Province of Québec and the Greater Ottawa Area. Geographic clustering facilitates bundled service offerings and, in addition, allows Videotron to tailor its offerings to certain demographic markets. Videotron aims to leverage the highly clustered nature of its systems to enable it to use marketing dollars more efficiently and to enhance customer awareness, increase use of products and services and build brand loyalty. To further achieve economies of scale, Videotron intends to continue extending its footprint to adjacent geographies within the Province of Québec. For instance, on March 22, 2021, Videotron and the Government of Québec signed agreements whereby Videotron will extend its high-speed Internet network to bring fiber to approximately 37,000 households outside Québec’s urban centres, with the government committing to provide financial assistance in the amount of approximately $258 million, which Videotron will fully invest in network extension. This deployment has been ongoing since 2021 and its completion is planned for 2023. Furthermore, Videotron announced in 2021 the acquisition of Télédistribution Amos inc. and Cablovision Warwick and their networks, allowing it to increase its reach in the Abitibi-Témiscamingue and Centre-du-Québec regions of the Province of Québec.
●	Maximize customer satisfaction and build customer loyalty. Videotron believes that maintaining a high level of customer satisfaction is critical to future growth and profitability. An important factor in its historical growth and profitability has been its ability to attract and satisfy customers with high quality products and services. In support of its commitment to customer satisfaction, Videotron continues to provide a 24-hour technical support hotline seven days a week. All of its customer service representatives and technical support staff are trained to assist customers with all of its products and services, which in turn allows its customers to be served more efficiently and seamlessly. Videotron’s customer care representatives continue to receive extensive training to perfect their product knowledge and skills, which contributes to retention of customers and higher levels of customer service. As consumers increasingly turn to digital channels, Videotron also offers online and app-based options to enable them to autonomously manage all phases of the customer journey from sales to installation to ongoing support. Shifting customer interaction to digital channels through more self-help, self-install and self-service reduces the volume of field service trips, and calls to customer service and technical support call centers. Videotron utilizes surveys, focus groups and other research tools to assist us in its marketing efforts and anticipate customer needs. To increase customer loyalty, Videotron also leverages strategic partnerships with third parties and other members of the Quebecor Media group of companies to offer exclusive promotions, privileges and contests which contribute in expanding its value proposition to its customers and differentiating its offering.

●	Manage investments through success-driven capital spending, technology improvements and operational leverage. Videotron supports the growth in its customer base and bandwidth requirements through strategic success-driven modernization of its networks and increases in network capacity and redundancy. Videotron’s network design provides high capacity and superior signal quality that will enable it to provide to its customers new advanced products and services in addition to those Videotron currently offers. Videotron believes that the demand for bandwidth-intensive services will continue to increase significantly in the coming years. Videotron’s strategy is to maintain a leadership position in the suite of products and services it offers, launch new products and services, make the necessary investments in its networks, implement new technologies as they become available and further reap benefits related to the highly clustered nature of its networks through network extension to adjacent geographies within the Province of Québec. In addition, Videotron continuously seeks to optimize expenses through technology improvements and operational leverage.
●	Further integrate its operations within the Quebecor Media group of companies. Videotron will continue to integrate its distribution capabilities with the content and reach of Quebecor Media’s other assets. For example, Videotron believes that cross-selling and cross-promotion opportunities exist with Media Group, a segment of Quebecor Media dedicated to entertainment and news media comprised of some of Québec’s premier content creation companies and media brands such as TVA Group, the largest broadcaster in North America of French-language entertainment, information and public affairs programming and one of the largest private-sector producers of French-language content, Le Journal de Montréal and Le Journal de Québec, both of which are the leader in their respective markets, Quebecor Media Out-of-Home, the largest player in Québec with nearly 7,500 advertising faces on bus shelters and buses, and various properties in the field of digital content production. As well, cross-selling and cross-promotion opportunities exist with Quebecor Media’s Sports and Entertainment segment, which includes all operation, production, distribution and management activities relating to music, entertainment, sports and the Videotron Centre, an arena located in Québec City that has 18,400 seats.

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

●	Helix Services. Videotron’s IPTV service, Helix, is based on the Comcast Xfinity X1 platform and is built around voice-controlled assistant technology. Helix offers a smarter and more powerful Wi-Fi coverage, an enhanced TV experience through IP technology, seamless integration of Web content platforms and home automation features. Videotron has also launched two mobile apps for its Helix customers: (i) the Helix Fi app, which lets customers control their home Wi-Fi network, set time restrictions for children’s Internet use, quickly and easily disconnect a device from the network and control household smart devices; and (ii) the Helix app, which lets users control their cloud DVR remotely, watch live television as well as a large quantity of on demand content anytime, anywhere.
●	Internet Access. Leveraging its advanced cable and fiber infrastructure, Videotron offers Internet access to its customers primarily via cable modems. Videotron provides this service at download speeds of up to 400 Mbps to all its homes passed and would have the capacity to reach up to 1 Gbps to 70% of its homes passed. As of December 31, 2022, Videotron had 1,904,200 Internet access customers, representing 51.6% of its total homes passed. Based on internal estimates, Videotron is the largest provider of Internet access services in the areas it serves with an estimated market share of 46.2% as of December 31, 2022.

●	Television. Videotron currently has installed headend equipment connected to a unified fibre-optic and coax network capable of delivering digitally encoded transmissions to a two-way digital gateway in the customer’s home and premises. In accordance with CRTC regulations, Videotron offers a basic package including basic television channels, access to VOD and an interactive programming guide. Furthermore, most of its custom packages include the basic package and audio channels providing digital-quality music. Videotron was the first to extend its digital television offering allowing customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of additional channels, including U.S. superstations and other special entertainment programs. This also offers customers significant programming flexibility including the option of French-language only, English-language only or a combination of French- and English-language programming, as well as many foreign-language channels. As of December 31, 2022, Videotron had 1,396,100 customers for its digital television service, representing 38.1% of its total homes passed.
●	Video-On-Demand. VOD service enables Videotron’s customers to rent content from a library of series, movies, documentaries and other programming through their digital gateway, computer, tablet or mobile phone. Its customers are able to rent their VOD selections for a period of up to 48 hours, which they are then able to watch at their convenience with full stop, rewind, fast forward, pause and replay functionality during their rental period. In addition, customers can resume viewing on-demand programming that was paused on either the television or mobile app offered on the iOS and Android platforms. These applications feature a customizable, intuitive interface that brings up selections of content based on the customer’s individual settings and enhances the experience by suggesting personalized themed content. These applications smartly and swiftly highlight any content available from the illico and Helix catalogs, including Club illico and Vrai contents, as well as third-party catalogs such as Netflix, YouTube, and Amazon Prime (provided customers have a subscription with such service and depending upon which application is used), including VOD titles, live television broadcasts or recorded shows, and allow customers to transfer it directly and seamlessly from their mobile devices to their television.
●	Pay-Per-View and pay television channels. Pay-Per-View is a group of channels that allows Videotron’s customers to order live events, such as sports events, and comedy shows based on a pre-determined schedule. In addition, Videotron offers pay television channels on a subscription basis that allow its customers to access and watch movies available on the linear pay television channels.
●	Wireline Telephony. Videotron offers wireline telephony service to its residential customers using VoIP technology. As of December 31, 2022, Videotron had 751,200 subscribers to its wireline telephony service, representing a penetration rate of 20.7% of its homes passed.

Club illico

Videotron’s subscription-based OTT entertainment service, Club illico, offers a rich and varied selection of unlimited, on-demand French-language content (movies, television shows, children’s shows, teen series, etc.). In its efforts to offer original content to its customers, Club illico funds the production of series, documentaries, movies and shows for which it holds first window rights, prior to their linear broadcast. Club illico boasts over 713 million viewings since its launch in 2013, making it a key player in the Québec on-demand video entertainment landscape. Club illico is also accessible through a mobile application. As of December 31, 2022, the Club illico service had 424,900 subscribers.

Vrai

In August 2021, Videotron launched Vrai its new subscription-based OTT entertainment service offering all-French, on-demand content, including lifestyle, comedy, reality, food, travel documentary and social issue programming, as well as more than 75 first-run exclusive original Québec productions. The content of Vrai is also available via the Helix and QUB apps. As of December 31, 2022, the new Vrai platform was accessed by 128,100 subscribers.

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

Videotron has a total of 170 MHz of mobile spectrum in most regions of Québec and 120 MHz in the Ottawa area, spread across the AWS-1, AWS-3, 600 MHz, 700 MHz, 2500 MHz and 3500 MHz bands. In addition, Videotron also holds 3500 MHz spectrum licenses in the provinces of Ontario (20 MHz – Southern and Eastern outside Ottawa area), Manitoba (30 MHz), Alberta (20 MHz) and British Columbia (50 MHz – South and East part of the province). These licenses qualify Videotron to become a MVNO in these licenses’ areas. Since 2020, Videotron is deploying both LTE-A and 5G technologies in its current markets, an endeavor that will continue in the next years until these technologies reach all of Videotron’s current coverage areas.

As of December 31, 2022, most households and businesses within Videotron’s cable footprint had access to its advanced mobile services. As of December 31, 2022, there were 1,710,400 lines activated on its wireless network, representing a year-over-year increase of 108,500 lines (6.8%).

Business Telecommunications Services

Videotron Business is a premier full-service telecommunications provider servicing small, medium and large sized businesses, as well as telecommunications carriers. In recent years, Videotron has significantly grown its customer base and has become a leader in the Province of Québec’s business telecommunications segment. Products and services include mobile telephony, Internet solutions, telephony and television solutions, as well as fibre connectivity, private network connectivity, Wi-Fi, managed services and security solutions. The depth of Videotron’s service offering enables Videotron Business to meet the growing demand from business customers.

Videotron Business serves customers through a dedicated salesforce and customer service teams with solid expertise in the business market. Videotron Business relies on its extensive coaxial, fibre-optic and LTE-A and 5G wireless networks to provide the best possible customized solutions to all of its customers.

On June 1, 2022, Videotron Business and EMnify, a company known worldwide for its revolutionary connectivity service management platform, joined forces in a long-term partnership to make Québec organizations more autonomous in the deployment of connected objects.

Together, Videotron Business and EMnify are now solving many of the main issues related to the deployment of connected objects, including managing multiple SIM cards, connection security, ultra-fast integration with IoT applications and the simple and effective user interface that these objects require. This solution applies to any type of connected object, whether it is urban lighting, sensors that measure water levels, smart parking bollards, surveillance systems, waste management tools, traffic management tools, or others.

Customer Statistics Summary

The following table summarizes Videotron’s customer statistics for its suite of advanced products and services:

	As of December 31,
	2022	2021	2020	2019	2018

	(in thousands of customers)
Revenue-generating units (RGUs)	6,314.8	6,189.6	6,147.9	6,076.2	5,990.3
Mobile Telephony
Mobile telephony lines	1,710.4	1,601.9	1,481.1	1,330.5	1,153.8
Internet
Internet customers	1,904.2	1,840.8	1,796.8	1,727.3	1,704.5
Penetration(1,3)	51.6%	51.5%	51.1%	50.0%	50.0%
Television
Television customers	1,396.1	1,418.6	1,475.6	1,531.8	1,597.3
Penetration(1,3)	38.1%	39.7%	41.9%	44.3%	46.9%
Wireline Telephony
Wireline telephony lines	751.2	824.9	924.7	1,027.3	1,113.9
Penetration(1,3)	20.7%	23.1%	26.3%	29.7%	32.7%
OTT
Over-the-top video customers	552.9	503.4	469.7	459.3	420.8
Homes passed(2,3)	3,619.7	3,572.6	3,518.4	3,455.8	3,407.3
(1)	Represents customers (or telephony lines) as a percentage of total homes passed.
(2)	Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by Videotron’s wireline distribution network in a given cable system service area in which the programming services are offered.
(3)	In 2022, the number of homes passed was restated for 2018, 2019, 2020 and 2021 following a revision of the methodology relating to multi-residential and commercial addresses. Penetration of homes passed excluding customers to Internet access, television and wireline telephony services served through Videotron’s purchase of wholesale Internet services from third parties.

Pricing of the Corporation’s Products and Services

Videotron’s revenues are mainly derived from the monthly fees its customers pay for television services, Internet access and mobile and wireline telephony services, as well as OTT television services. The rates Videotron charges vary based on the market served and the level of service selected. Rates are adjusted regularly. Videotron also offers discounts to its customers who subscribe to more than one of its services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2022, the average monthly invoice on recurring subscription fees per residential customer was $111.70 (representing a 0.2% year-over-year increase) and approximately 70% of its Videotron-branded residential customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly instalment payments for rental of equipment, such as gateways or Wi-Fi routers, can be charged depending on the promotional offer.

Videotron’s Network Technology

Wireline Services

As of December 31, 2022, Videotron’s cable network consisted of fibre-optic cable and coaxial cable, covering approximately 83% of the Province of Québec’s estimated 4.1 million residential premises and serving approximately 2.6 million customers in the Province of Québec. Its network is the largest broadband network in the Province of Québec and supports direct connectivity with networks in Ontario, the Maritimes and the United States.

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

Starting in 2008, and until year end 2019, an extensive network modernization effort took place in the Greater Montréal Area, in the Greater Québec City Area and in the Greater Gatineau City Area in order to meet the ever-expanding service needs of the customer in terms of video, telephony and Internet access services. This modernization implied an extension of the upper limit of the RF spectrum available for service offerings and a deep fibre deployment, which significantly extended the fibre portion in the HFC network (thereby reducing the coax portion). Additional optical nodes were systematically deployed to increase the segmentation of customer cells, both for upstream and downstream traffic. This modernization initiative resulted in (i) a network architecture where the segmentation for the upstream traffic is for 125 homes while that for the downstream traffic is set to 250 (which can evolve to 125 homes), and (ii) the availability of a 1 GHz spectrum for service offerings. The robustness of the network is greatly enhanced (there is much less active equipment in the network such as RF amplifiers for the coax portion), the service offering potential and customization to the customer base is significantly improved (through the extension of the spectrum to 1 GHz and the increased segmentation) and allows much greater speeds of transmission for Internet services. The RF spectrum is set with digital information using quadrature amplitude modulation. MPEG video compression techniques and the DOCSIS protocol allow Videotron to provide a great service offering of standard definition, HD and UHD video, as well as complete voice and Internet services.

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

Videotron’s strategy of maintaining a leadership position in respect of the suite of products and services that Videotron offers and launching new products and services requires investments in its network to support growth in its customer base and increases in bandwidth requirements. 88% of its network in the Province of Québec has been upgraded to a bandwidth of 1002 MHz, the remaining of its network being at 750 MHz. Also, in light of the greater availability of HD and UHD television programming and the ever-increasing speed of Internet access, further investments in Videotron’s network will be required.

Fibre-optic technology has been used extensively in Videotron’s network as part of its HFC architecture. Videotron currently delivers its signals via fibre-optic cable from the headend to a group of optical nodes and then via coax to the homes passed served by the nodes. Based on an already fibre-deep network, the growing demand for transmission speed and capacity, and the rapid price erosion of fibre optic-based distribution technology, Videotron is deploying a FTTH solution for its residential customers in greenfield areas.

This FTTH solution uses the Passive Optical Network (“PON”) fibre-optic telecommunications technology for delivering high speed/high capacity broadband access to customers. Its architecture is based on a point-to-multipoint topology, in which a single optical fibre serves multiple endpoints by using unpowered (passive) fibre-optic splitters to divide the fibre bandwidth among multiple terminals. More precisely, Videotron is deploying the IEEE Ethernet PON (“EPON”) version with capabilities evolving from 10Gbps to many tens of Gbps.

EPON also takes advantage of DOCSIS Provisioning of Ethernet Passive Optical Network, or DPoE. DPoE is a set of Cable Television Laboratory specifications that implement the DOCSIS Operations Administration Maintenance and Provisioning functionality on existing EPON equipment. It makes the EPON look and act like a DOCSIS platform, facilitating the migration of existing services.

Videotron’s FTTH deployment will be progressive. Expansion (greenfield) deployment for new constructions or territories will be FTTH. FTTH is the solution selected to deploy Videotron’s Internet services to the 37,000 households part of the agreements with the Québec Government to reach communities outside Québec’s urban centers. The existing areas that are currently served with the HFC DOCSIS 3.1 technology will be migrated to either DOCSIS 4.0 or FTTH based on capacity requirements.

Mobile Services

As of December 31, 2022, Videotron’s shared LTE network reached 94% of the population of the Province of Québec and the Greater Ottawa Area, allowing the vast majority of its potential clients to have access to the latest mobile services. Almost all of its towers and transmission equipment are linked through its fibre-optic network using a multiple label switching – or MPLS – protocol. Videotron plans to continue developing and enhancing its mobile technological offering by densifying network coverage and increasing download speeds. Videotron’s network is designed to support important customer growth in coming years as well as rapidly evolving mobile technologies.

Videotron’s strategy in the coming years is to build on its position as a telecommunication leader with its mobile services and to keep the technology at the cutting edge as it continues to evolve rapidly with new market standards such as LTE-A and 5G networks, which are being deployed.

On December 13, 2019, following an exhaustive request for proposal process, Videotron selected Samsung as its LTE-A and 5G network equipment provider. Since 2020, Videotron has been deploying both LTE-A and 5G technologies in its current markets, an endeavor that will continue over the course of the next years.

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

Marketing and Customer Care

Videotron’s long term marketing objective is to increase its cash flow through deeper market penetration of its services, development of new services and revenue and operating margin growth per customer. Videotron believes that customers will come to view their cable and IP connection as the best distribution channel to their home for a multitude of services. To achieve this objective, Videotron is pursuing the following strategies:

●	develop attractive bundle offers to encourage its customers to subscribe to two or more products, which increases ARPU, customer retention and operating margins;
●	continue to rapidly deploy advanced products on all its services – mobile and wireline telephony, Internet access, television and OTT television – to maintain and increase Videotron’s leadership and consequently, to gain additional market share;
●	design product offers that provide greater opportunities for customer entertainment and information;
●	deploy strong retention strategies aiming to maintain its existing customer base and to maintain Videotron’s ARPU;
●	develop targeted marketing programs to attract former customers, households that have never subscribed to certain of its services and customers of alternative or competitive services as well as target specific market segments;

●	enhance the relationship between customer service representatives and its customers by training and motivating customer service representatives to promote advanced products and services;
●	leverage the retail presence of its Videotron-branded stores and kiosks, third-party commercial retailers, and authorized distributors;
●	maintain and promote its leadership in content and entertainment by leveraging the wide variety of services offered within the Quebecor Media group to its existing and future customers;
●	introduce new value-added packages of products and services, which Videotron believes will increase ARPU and improve customer retention;
●	leverage its business market, using its network and expertise with its commercial customer base, to offer additional bundled services to its customers; and
●	develop new products, services and digital platforms to respond to the technological needs and continuously evolving consumer behaviours.

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

Maximizing customer satisfaction is a key element of Videotron’s business strategy. In support of its commitment to customer satisfaction, Videotron continues to provide a 24-hour customer service hotline seven days a week, in addition to its web-based customer service capabilities. All of its customer service representatives and technical support staff are trained to assist customers with all of its products and services, which in turn allows its customers to be served more efficiently and seamlessly. Videotron’s customer care representatives continue to receive extensive training to perfect their product knowledge and skills, which contributes to retention of customers and higher levels of customer service. Videotron utilizes surveys, focus groups and other research tools to assist in its marketing efforts and anticipate customer needs. To increase customer loyalty, Videotron also leverages strategic partnerships to offer exclusive promotions, privileges and contests which contribute in expanding its value proposition to its customers.

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

●	Providers of Other Entertainment. Television service providers face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theatres and home video products, including digital recorders, OTT content providers, such as Netflix, Amazon Prime Video, Disney+ and Apple TV+, Blu-ray players and video games. The extent to which a television service is competitive depends in significant part upon the television service provider’s ability to provide a greater variety of programming, superior technical performance and superior customer service that are available through competitive alternative delivery sources. Club illico, Videotron’s subscription-based OTT platform offering a rich and varied selection of unlimited on-demand content, allows Videotron to reduce the effect of competition from alternative delivery sources, as well as to reduce churn, and is a market differentiating factor for customers seeking additional content and home entertainment. Vrai, Videotron’s new platform offering unlimited access to lifestyle content, including a host of original French-language productions and exclusive series, will also help Videotron compete with other OTT content providers, as will QUB, where users can access all of Quebecor’s entertainment content in one place, live or on demand.
●	DSL. DSL technology provides customers with Internet access at data transmission speeds greater than that available over conventional telephone lines. DSL service provides access speeds that are comparable to low-to-medium speeds of cable-modem Internet access but that decrease with the distance between the DSL modem and the line card.
●	FTTN and FTTH. Fibre to the neighborhood (“FTTN”) technology addresses the distance limitation by bringing the fibre closer to the end user. The last mile is typically provided by the DSL technology. FTTH brings the fibre up to the end user location. The speed is then limited by the end equipment rather than the medium (fibre) itself.
●	Internet Video Streaming. The continuous technology improvement of the Internet, combined with higher download speeds and its affordability, favors the development and deployment of alternative technologies such as digital content offered by OTT service providers through various Internet streaming platforms. While having a positive impact on the demand for Videotron’s Internet access services, this model could adversely impact the demand for its television services.
●	VDSL. VDSL technology increases the available capacity of DSL lines, thereby allowing the distribution of digital video. ILECs have been granted licenses to launch video distribution services using this technology, which operates over copper phone lines. The transmission capabilities of VDSL are significantly boosted with the deployment of technologies such as vectoring (the reduction or elimination of the effects of far-end crosstalk) and twisted pair bonding (use of additional twisted pairs to increase data carriage capacity). ILECs have already replaced many of their main feeds with fibre-optic cable and are positioning VDSL transceivers, a VDSL gateway, in larger multiple-dwelling units, in order to overcome the initial distance limitations of VDSL. With this added capacity, along with the evolution of compression technology, VDSL-2 offers significant opportunities for services and increase its competitive threat.
●	Direct Broadcast Satellite. DBS is also a competitor to Videotron’s television services. DBS delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to cable delivery transmissions. This form of distribution generally provides more channels than some of Videotron’s television services and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. Like digital cable distribution, DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.
●	Mobile Telephony Services. With its mobile network, Videotron competes against a mix of participants, some of them being active in some or all the products Videotron offers, while others only offer mobile services in Videotron’s market. The Canadian incumbents have deployed their LTE networks and this technology has become an industry standard. These incumbents are currently upgrading their networks and have launched 5G mobile services in certain geographic areas.

●	Private Cable. Additional competition is posed by satellite master antenna television systems known as “SMATV systems” serving multi-dwelling units, such as condominiums, apartment complexes, and private residential communities.
●	Wireless Distribution. Cable television systems also compete with wireless program distribution services such as multichannel multipoint distribution systems. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer’s premises.
●	Grey and Black Market Providers. Providers of television signals continue to face competition from the use of access codes and equipment that enable the unauthorized decoding of encrypted satellite signals, from unauthorized access to Videotron’s television signals (black market) and from the reception of foreign signals through subscriptions to foreign satellite television providers that are not lawful distributors in Canada (grey market).
●	Telephony Service. Videotron’s wireline telephony service competes against ILECs and other telephony service providers, VoIP telephony service providers and mobile telephony service providers.
●	Third Party Internet Service Providers. In the Internet access business, cable operators compete against third-party ISPs offering residential and commercial Internet access, as well as VoIP and video distribution services. The CRTC requires the large Canadian incumbent cable operators to offer access to their high-speed Internet network to competitive Internet service providers at mandated rates.
●	Business Telecommunications Services. Videotron Business competes against ILECs, resellers, OTT solution providers (mostly in VoIP solutions), managed service providers and IT solution providers.
C-	Regulation

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

Broadcasting and Telecommunications Legislative Review

The Canadian Government has asked the Broadcasting and Telecommunications Legislative Review Panel to present recommendations on legislative changes that may be needed to maximize the benefits the digital age brings to citizens, creators, cultural stakeholders, the communications industry and the Canadian economy. On January 29, 2020, the Review Panel released its final report. Given the non-binding nature of the recommendations made by the Review Panel in its final report, Videotron has no visibility as to which recommendations, if any, will be implemented. Following the release of the Review Panel final report, the Government of Canada put forward Bill C-10, An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts, which was mainly designed to regulate online broadcasting services. Though Bill C-10 was passed by the House of Commons in June 2021, it was terminated in the Senate upon the dissolution of Parliament in August 2021. On February 2, 2022, the Government of Canada introduced Bill C-11 which proposed to amend the Broadcasting Act in order to include foreign OTT content providers in Canada’s regulatory framework. Bill C-11 was adopted with amendments by the Standing Senate Committee on Transport and Communications on February 2, 2023. These amendments will have to be reviewed by the House of Commons and then returned to the Senate with further amendments or as is.

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

Following the closing of the acquisition of VMedia by Quebecor Media on July 20, 2022, the transfer of VMedia’s shares to Videotron was finalised on September 23, 2022. VMedia holds two cable distribution licenses; a cable distribution license for the Montreal area administratively renewed on July 4, 2022, in Broadcasting decision CRTC 2022-179, from September 1, 2022 to August 31, 2023 and a cable distribution license for the Greater Toronto Area and diverse locations in Ontario, renewed on August 2, 2018, in Broadcasting decision CRTC 2018-270, from September 1, 2018 to August 31, 2025. VMedia also operates several exempted systems pursuant to CRTC’s exemption order for terrestrial broadcasting distribution undertakings serving fewer than 20,000 subscribers.

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

Vertical Integration

In September 2011, the CRTC released Broadcasting Regulatory Policy CRTC 2011-601 (the “Policy”) setting out its decisions on the regulatory framework for vertical integration. Vertical integration refers to the ownership or control by one entity of both programming services, such as conventional television stations or pay and specialty services, as well as distribution services, such as cable systems or DTH satellite services. The Policy: (i) prohibits companies from offering television programs on an exclusive basis to their mobile or Internet subscribers in a manner that they are dependent on the subscription to a specific mobile or retail Internet access service. Any program broadcast on television, including hockey games and other live events, must be made available to competitors under fair and reasonable terms; (ii) allows companies to offer exclusive programming to their Internet or mobile customers provided that it is produced specifically for an Internet portal or a mobile device; and (iii) adopts a code of conduct to prevent anti-competitive behavior and ensure all distributors, broadcasters and online programming services negotiate in good faith. In Broadcasting Regulatory Policy CRTC 2015-438, the code of conduct was replaced by the Wholesale Code.

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

The hybrid VOD services benefit from the following incentives:

●the ability to offer exclusive programming in the same manner as services operating under the DMEO; and
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

Copyright Royalties Payment Obligations

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

The Copyright Act (Canada) (the “Copyright Act”) provides for the payment of various royalties, including in respect of the communication to the public of musical works (either through traditional cable services or over the Internet) and the retransmission of distant television and radio signals. Distant signal is defined for that purpose in regulations adopted under the authority of the Copyright Act.

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

In July 2021, the Corporation announced the acquisition of 294 blocks of spectrum in the 3500 MHz band across the country, a band well suited for the deployment of 5G wireless services. These licenses provide for 10 to 50 MHz of spectrum coverage in nearly all regions of Québec, Eastern and Southern Ontario, Manitoba, Alberta and British Columbia. Quebecor Media’s right to hold spectrum in Manitoba, Alberta and British Columbia has been contested by a competitor in Federal Court, on the basis that the Corporation may not be awarded spectrum in these three provinces. This contest was turned down by the Federal Court on May 16, 2022. These licenses have a term of 20 years, with renewal conditions identical to those described above for its 700 MHz, AWS-3, 2500 MHz and 600 MHz licenses.

On May 21, 2021, ISED published a decision on the technical and policy framework for the 3800 MHz band. This decision confirmed, among other things, that an auction of spectrum in the band will take place in the first quarter of 2023. On December 17, 2021, ISED initiated a consultation on the policy and licensing framework for the auction. A decision on this framework was published on June 30, 2022. This decision confirmed, among other things, that the auction of spectrum in the 3800 MHz band will actually take place in the fourth quarter of 2023, with a starting date of October 24, 2023. The 3800 MHz band is contiguous to the 3500 MHz band and is similarly well suited for the deployment of 5G wireless services. ISED has also announced plans for an auction of 5G spectrum in the millimetre bands in 2024. A consultation on the framework for this auction was initiated on June 6, 2022 and a decision on this framework is expected in 2023.

In January 2023, the Corporation announced the acquisition of 2 blocks of 10 MHz in the 600 MHz band in Manitoba and 5 blocks of 10 MHz in the 3500 MHz band in Quebec. The 600 MHz licenses are set to expire in May 2039, while the 3500 MHz licenses are set to expire in December 2041.

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

In a decision issued on December 21, 2016, the CRTC established a new universal service objective under which all Canadians, in urban areas as well as rural and remote areas, are to have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. Pursuant to this decision, the CRTC phased out the revenue-based contribution regime that previously subsidized local telephone service and replaced it with a new regime that now subsidizes broadband Internet access services in underserved areas. The new regime began on January 1, 2020, with an expansion of the contribution base to include retail Internet revenues for the first time. A total of $100 million was collected for broadband Internet projects in 2020, an amount which will increase gradually to $200 million in 2024. Distribution of the collected funds to eligible broadband Internet projects is occurring through a series of calls for applications. Announcements of winning applications began in 2020 and, as of December 2022, the CRTC has announced committing up to $226.5 million to improve broadband service for 205 communities. As a result of these changes, Videotron is incurring increased revenue-based contribution payments beginning in 2020.

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

Right to Access to Telecommunications and Support Structures

The CRTC has concluded that some provisions of the Telecommunications Act may be characterized as encouraging joint use of existing support structures of telephone utilities to facilitate efficient deployment of cable distribution undertakings by Canadian carriers. Videotron accesses these support structures in exchange for a tariff that is regulated by the CRTC. If it were not possible to agree on the use or conditions of access with a support structure owner, Videotron could apply to the CRTC for a right of access to a supporting structure of a telephone utility. The Supreme Court of Canada, however, held on May 16, 2003, that the CRTC does not have jurisdiction under the Telecommunications Act to establish the terms and conditions of access to the support structures of hydroelectricity utilities. Terms of access to the support structures of hydroelectricity utilities must therefore be negotiated with those utilities.

Videotron has entered into comprehensive support structure access agreements with all of the major hydroelectric companies and all of the major telecommunications companies in its service territory. Difficulties have nevertheless been encountered in securing timely, efficient and cost-effective access to the support structures of Bell. As a result, on June 16, 2020, Videotron filed an application with the CRTC requesting it to take action to eliminate Bell’s anticompetitive practices. On April 16, 2021, the CRTC granted Videotron’s application in part, directing Bell to complete, at its own cost, the make-ready work required under certain Videotron applications for access permits as well as issue such permits after this make-ready work was completed. Also, on October 30, 2020, in response to concerns raised by numerous parties including Videotron, the CRTC initiated its own broader consultation regarding potential regulatory measures to make access to poles by Canadian carriers more efficient. As a result of this consultation, the CRTC published a decision on February 15, 2023 which introduced a series of said measures..

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

On September 6, 2019 and February 14, 2020 respectively, the CRTC ruled on long-standing municipal access disputes between the cities of Gatineau and Terrebonne, Québec and several large telecommunications carriers, including Videotron. In its decisions, the CRTC provided clarification, among other things, on the situations for which the cities may require an access permit, the access fees the cities may charge and the methodology for apportioning the cost of displacing telecommunications facilities. These decisions may result in an increase in the payments made by Videotron to Gatineau and Terrebonne. They may also be viewed as precedents by other municipalities.

Right to access to in-building wire in multi-dwelling units (“MDUs”)

On June 30, 2003, the CRTC published a decision in which it set out the “MDU access condition,” which states that the provision of telecommunications service by a Local Exchange Carrier (“LEC”) in an MDU is subject to the condition that all LECs wishing to serve end-users in that MDU are able to access those end-users on a timely basis, by means of resale, leased facilities, or their own facilities, at their choice, under reasonable terms and conditions.

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

On October 25, 2021, a consortium of small Internet service providers filed an application with the CRTC to review and vary its July 27, 2021, decision by requiring mandated access to fibre IBW. Videotron filed comments in support of this application. A decision on the application is still awaited.

Regulatory Framework for Internet Services

In Canada, access to the Internet is a telecommunications service and is regulated under the Telecommunications Act. On July 9, 1998, the CRTC released a decision forbearing from the exercise of most of its powers under the Telecommunications Act as they relate to retail level Internet services. However, the CRTC did maintain its ability to require conditions governing customer confidential information and to place other general conditions on the provision of Internet service. In addition, the CRTC undertook to approve the rates and terms on which incumbent cable and telephone companies provide access to their telecommunications facilities with respect to competitive providers of retail level Internet services.

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

The largest cable operators in Canada, including Videotron, have been required by the CRTC to provide TPIA to ISPs with access to their cable systems at mandated cost-based rates. At the same time Videotron offers any new retail Internet service speed, Videotron is required to file proposed revisions to its TPIA tariff to include this new speed offering. TPIA tariff items have been filed and approved for all Videotron’s Internet service speeds. Numerous third party ISPs are interconnected to Videotron’s cable network and are thereby providing retail Internet access services.

The CRTC also requires the large cable carriers, such as Videotron, to allow third-party ISPs to provide telephony, networking and broadcast distribution services by way of Videotron’s TPIA service.

In a series of decisions since 2015, the CRTC has emphasized the importance it accords to mandated wholesale access service arrangements as a driver of competition in the retail Internet access market. Most significantly, the CRTC ordered all major telephone and cable companies, including Videotron, to provide disaggregated wholesale access services, which were to replace existing aggregated wholesale access services after a transition period. These disaggregated services involve third-party ISPs provisioning their own regional transport services. They also include mandated access to Internet services provided over fibre-access facilities, including the FTTH access facilities of the large incumbent telephone companies. Rates for these new disaggregated TPIA services were approved on an interim basis on August 29, 2017. The process for final approval of these rates was suspended while the CRTC completes a review of the network configuration for disaggregated wholesale access services. This review, which was initiated on June 11, 2020, aims to facilitate deployment of disaggregated services.

On March 8, 2023, the CRTC finally published a decision where it decided that that the disaggregated wholesale access service framework has not fulfilled its mandate and requires reconsideration. The CRTC determined that the network configuration for disaggregated wholesale access services will remain in Ontario and Québec pursuant to existing tariffs and architecture. The disaggregated model will not be introduced in other markets at this time.

In parallel, the CRTC has developed the aggregated model and different tariffs. Following a series of decisions and appeals, the CRTC issued on May 27, 2021 a decision determining final aggregated wholesale Internet tariff rates.

From May 28, 2021 to August 25, 2021, several wholesale TPIA providers petitioned the Governor in Council to, among other things, implement lower rates. In response to the petition made to the Governor in Council, the federal government proposed on May 26, 2022, new instructions to the CRTC on the interpretation of the Canadian Telecommunications Policy under the Telecommunications Act.

Following the approval of the new instructions to the CRTC on February 13, 2023, the CRTC launched on March 8, 2023, a notice of consultation to review the wholesale access service framework. Given the changing market conditions, the CRTC will review several points including its preliminary views that (i) the provision of aggregated wholesale access services should continue to be mandated; (ii) access to FTTH facilities should be provided over these services; and (iii) the provision of FTTH facilities over aggregated wholesale access services should be mandated on a temporary and expedited basis, until the CRTC reaches a decision as to whether such access is to be provided indefinitely. The CRTC also imposed an immediate interim reduction of 10% to the monthly capacity charge and declared that existing aggregated tariffs should now be interim. Videotron will have to propose new FTTH tariffs by April 24, 2023, and new aggregated wholesale access services tariffs by June 22, 2023. The CRTC will hold a public hearing on a date to be announced.

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

The Wireless Code was published on June 3, 2013 and came into force on December 2, 2013. It includes, among other things, a limit on early cancellation fees to ensure customers can take advantage of competitive offers at least every two years, as well as measures requiring service providers to unlock wireless devices, to offer a trial period for wireless contracts, and to set default caps on data overage charges and data roaming charges. On June 15, 2017, the CRTC published a series of revisions to the Wireless Code, including, among other things, new rules ensuring customers will be provided with unlocked devices, giving families more control over data overages, setting minimum usage limits for the trial period and clarifying that data is a key contract term that cannot be changed during the commitment period without the customer’s consent. In addition, on March 4, 2021, the CRTC published a decision affirming that device financing plans fall under the scope of the Wireless Code, given the inextricable link between such plans and wireless service plans. As a result, the CRTC determined that such plans with terms longer than 24 months are not compliant with the Wireless Code. Finally, in October 2022, in Decision CRTC 2022-294, the CRTC clarified an element of the Wireless Code with respect to the calculation of termination fees. Specifically, the CRTC clarified the definition of the term “manufacturer’s suggested retail price” (“MSRP”) provided in Telecom Regulatory Policy 2013-271 stating that, for the purpose of Section G of the Wireless Code, the list price of a mobile wireless device as published by the original equipment manufacturer (OEM) on the OEM’s Canadian website at the time of entering into a contract is deemed to be the MSRP. Thus, if a wireless provider sells a device with an inflated price in order to grant greater discounts to its customers, in return, it can no longer calculate the amount of the cancellation fees based on this inflated price but must instead do it based on the MSRP.

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

On April 15, 2021, the CRTC published its new mobile wireless policy framework. In it, the CRTC ordered the dominant incumbent wireless carriers to provide MVNO access services for a period of seven years to regional wireless carriers in those geographic areas where the regional carriers hold spectrum and commit to building out their own networks. MVNO access rates will be negotiated between the incumbent and regional carriers, with CRTC final offer arbitration as a backstop. The CRTC’s new mobile wireless policy framework also contains important enhancements to the existing wholesale roaming framework, including an obligation on the part of incumbent carriers to provide seamless handoff and a confirmation that mandatory roaming applies to 5G networks. In addition, the CRTC once again stated that the incumbent wireless carriers will be expected to offer and promote certain low-cost and occasional use wireless plans to Canadians. Finally, in response to calls that it takes action to ensure timely access to municipal rights of way and passive infrastructure to facilitate deployment of 5G network equipment, the CRTC decided that no further action is necessary or appropriate at this time, stating that insofar as these issues are within the CRTC’s jurisdiction, existing policies and procedures are sufficient to address them.

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

On October 19, 2022, the CRTC issued the terms and conditions for Wholesale Access Service for Facilities-Based MVNO. Although access to the wholesale service for MVNOs is commercially negotiated, these terms and conditions constitute the operating framework of the service for MVNOs and establish rules to be respected both on the side of the national wireless providers which will provide such a service and on the regional wireless providers which will request access to this service. Following the publication of this framework, the CRTC published, on December 9, 2022, a bulletin which establishes the practice and procedure for final offer arbitration to determine mobile virtual network operator access rates. The criteria set out in this bulletin are favorable to regional wireless providers wishing to apply for the MVNO access service.

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

On February 20, 2019, the CRTC published its Report on Misleading or Aggressive Communications Retail Sales Practices. The CRTC found evidence of misleading or aggressive sales practices by certain telecommunications services providers and concluded that more needs to be done to protect consumers. The report also noted that, even with the existing measures put in place, misleading or aggressive sales practices occur to an unacceptable degree. The CRTC is taking action to introduce new measures to ensure Canadians’ interactions with their service providers are carried out in a fair and respectful way, such as creating the new Internet Code discussed above and a secret shopper program to monitor sales practices. The CRTC is also considering putting into place additional measures to address the situation (e.g., requiring service providers to provide pre-sales quotes, to offer trial periods, to ensure their offers and promotions match the customer’s needs and means). In addition, a set of best practices for service providers was proposed.

D-	Organizational Structure

Videotron is a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a wholly-owned subsidiary of Quebecor. The following chart illustrates Videotron’s corporate structure as of March 7, 2023, including its significant subsidiaries, together with the jurisdiction of incorporation or organization of each entity. In each case, unless otherwise indicated, Videotron owns a 100% equity and voting interest in its subsidiaries.

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

Liens and Charges

Videotron’s senior secured credit facilities are secured by charges (subject to certain permitted encumbrances) over all of its current and future assets and those of most of its subsidiaries.

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

Videotron is not currently conducting or planning any material study or significant remedial measure. Furthermore, it cannot provide assurance that all environmental liabilities have been determined, that any prior owner of its properties did not create a material environmental condition not known to Videotron, that a material environmental condition does not otherwise exist as to any such property, or that expenditure will not be required to deal with known or unknown contamination.

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

The Corporation uses non-standardized IFRS financial measures such as adjusted EBITDA and adjusted cash flows from operations, as well as key performance indicators such as revenue-generating unit (“RGU”) and average monthly revenue per unit (“ARPU”). The previously used average billing per unit (“ABPU”) metric was abandoned in the first quarter of 2022 and replaced by ARPU, which affords better comparability in view of the Corporation’s changing business model related to equipment sales. Definitions of the non-IFRS measures and key performance indicators used by the Corporation, including the new ARPU metric, are provided in the “Non-IFRS financial measures” and “Key performance indicators” sections below.

OVERVIEW

The Corporation is a wholly owned subsidiary of Quebecor Media incorporated under the Business Corporations Act (Quebec). Videotron is a leading cable operator in Canada and the largest in the Province of Québec based on the number of wireline RGU, as well as an Internet service provider and a provider of wireline and mobile telephony and over-the-top (“OTT”) video services in the Province of Québec. The Corporation’s cable network is the largest broadband network in the Province of Quebec covering approximately 83% of the Province of Québec’s estimated 4.1 million residential premises. The deployment of LTE-Advanced and 5G wireless networks and enhanced offering of mobile communication services for residential and business customers will allow Videotron to further consolidate its position as a provider of integrated telecommunication services as well as an entertainment and content leader.

Videotron Business is a premier full-service telecommunications provider servicing small-, medium- and large-sized businesses, as well as telecommunications carriers and is a leader in the Province of Quebec’s business telecommunication segment. Products and services include television, Internet access, telephony solutions, mobile services and business solutions products such as private network connectivity, Wi-Fi, as well as audio and video transmission.

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

COVID-19 pandemic

Since March 2020, the COVID-19 pandemic has had an impact on some of the Corporation’s quarterly results, more particularly in the Media and the Sports and Entertainment segments. Given the uncertainty around the future evolution of the pandemic, including any major new waves, all future impacts of the health crisis on the results of operations cannot be determined with certainty.

HIGHLIGHTS

2022 financial year

Revenues: $3.72 billion, a $16.8 million (-0.4%) decrease.

Adjusted EBITDA1: $1.91 billion, a $37.2 million (2.0%) increase.

Net income attributable to the shareholder: $757.2 million, a $63.9 million increase.

Adjusted cash flows from operations1: $1.46 billion, a $117.2 million (8.8%) increase.

Cash flows provided by operating activities: $1.35 billion, a $110.1 million (8.9%) increase.

Fourth quarter 2022

Revenues: $960.0 million, a $6.9 million (0.7%) increase.

Adjusted EBITDA: $475.9 million, a $9.4 million (2.0%) increase.

Net income attributable to the shareholder: $198.4 million, a $17.3 million increase.

Adjusted cash flows from operations: $360.2 million, a $1.9 million (0.5%) increase.

Cash flows provided by operating activities: $339.2 million, a $31.8 million (-8.6%) decrease.

1 See “Non-IFRS Financial Measures” below.

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

	Years ended			Three months ended
	December 31			December 31
	2022	2021	2020	2022	2021
Revenues:
Internet	$1,238.1	$1,201.4	$1,131.4	$319.6	$301.6
Television	799.2	836.1	903.6	200.6	203.8
Mobile Telephony	780.3	712.5	658.5	199.9	185.4
Wireline Telephony	292.5	318.5	338.4	71.3	77.7
Mobile equipment sales	322.2	276.4	257.2	102.2	80.9
Wireline equipment sales	92.2	204.0	151.7	17.8	55.8
Other	193.7	186.1	181.7	48.6	47.9
	3,718.2	3,735.0	3,622.5	960.0	953.1
Employee costs	(397.7)	(405.9)	(403.8)	(102.7)	(96.0)
Purchase of goods and services	(1,407.6)	(1,453.4)	(1,354.3)	(381.4)	(390.6)
Adjusted EBITDA	1,912.9	1,875.7	1,864.4	475.9	466.5
Depreciation and amortization	(699.6)	(717.8)	(743.8)	(172.1)	(180.7)
Financial expenses	(244.6)	(232.1)	(208.5)	(61.6)	(57.4)
Loss on valuation and translation of financial instruments	(0.8)	(0.4)	(1.2)	—	(0.1)
Restructuring of operations and other items	(12.7)	(11.6)	(29.4)	(4.4)	(2.8)
Loss on debt refinancing	—	(40.1)	—	—	—
Income taxes	(197.9)	(180.3)	(187.9)	(39.3)	(44.4)
Income from discontinued operations	—	—	34.8	—	—
Net income	$757.3	$693.4	$728.4	$198.5	$181.1
Net income attributable to shareholders	757.2	693.3	728.3	198.4	181.1
Non-controlling interests	0.1	0.1	0.1	0.1	—

Table 1 (continued)

Table 1 (continued)	Years ended			Three months ended
	December 31			December 31
	2022	2021	2020	2022	2021
Additions to property, plant and equipment and to intangible assets:
Additions to property, plant and equipment	$378.9	$391.5	$402.1	$96.9	$75.0
Additions to intangible assets	78.2	145.6	194.0	18.8	33.2
	457.1	537.1	596.1	115.7	108.2
Acquisition of spectrum licences	$—	$830.0	$—	$—	$664.0
Cash flows:
Adjusted cash flows from operations	$1,455.8	$1,338.6	$1,268.3	$360.2	$358.3
Cash flows provided by operating activities	1,350.5	1,240.4	1,451.8	339.2	371.0
Balance sheet:
Cash and cash equivalents	$1.8	$10.5	$74.0
Working capital	(10.4)	(56.0)	(199.4)
Net assets related to derivative financial instruments	199.5	117.2	325.3
Total assets	8,746.9	8,905.8	8,119.6
Total long-term debt	5,318.3	5,380.1	4,111.5
Lease liabilities (current and long term)	158.3	153.8	142.3
Equity attributable to the shareholder	(231.1)	(338.7)	188.1
●	The Corporation’s revenues decreased by $16.8 million (-0.4%) and its adjusted EBITDA increased by $37.2 million (2.0%) in 2022.
●	Videotron increased its revenues from mobile services and equipment ($113.6 million or 11.5%) and Internet access ($36.7 million or 3.1%) in 2022.
●	There was a net increase of 125,200 (2.0%) RGUs in 2022 (including the addition of VMedia Inc. (“VMedia”)’s 57,000 RGUs at the time of its acquisition in July 2022), including 108,500 (6.8%) connections to the mobile telephony service, 63,400 (3.4%) subscriptions to Internet access services (including the addition of VMedia’s 37,200 subscribers at the time of its acquisition) and 49,500 (9.8%) subscriptions to OTT services.
●	On August 12, 2022, Videotron entered into a definitive agreement with Rogers Communications Inc. (“Rogers”) and Shaw Communications Inc. (“Shaw”) to acquire Freedom Mobile Inc. (“Freedom Mobile”) for $2.85 billion on a cash-free and debt-free basis. This transaction would close substantially concurrently with the closing of the acquisition of Shaw by Rogers. The acquisition of Freedom Mobile includes its brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets. It also includes a long-term undertaking by Shaw and Rogers to provide Videotron with transport services (including backhaul and backbone) and roaming services. This transaction will support the expansion of the Corporation’s telecommunications services in Ontario and Western Canada. On December 31, 2022, the Competition Tribunal dismissed an application by the Commissioner of Competition to block the acquisition of Freedom Mobile by Videotron as well as the acquisition of Shaw by Rogers. Subsequently, on January 24, 2023, the Federal Court of Appeal dismissed the Commissioner’s appeal of the Tribunal’s decision. The acquisition of Freedom Mobile by Videotron remains, at this stage, conditional on the approval of Innovation, Science and Economic Development Canada (“ISED”), which is currently reviewing it. Rogers, Shaw and Videotron announced on February 17, 2023, that they had agreed to extend the outside date for all transactions to March 31, 2023. In anticipation of the acquisition of Freedom Mobile, Videotron has secured financing commitments from a syndicate of financial institutions for a new secured term credit facility of up to $2.40 billion comprised of three tranches maturing over four years.
●	On January 26, 2023, Videotron announced an investment of nearly $10.0 million in the acquisition of spectrum licences in the 600 MHz band in Manitoba and the 3500 MHz band in Québec. The spectrum was acquired in the auction of residual spectrum licences that concluded on January 25, 2023.
●	On January 17, 2023, Quebecor Media issued a $836.0 million promissory note to Videotron, bearing interest at 7.000%. Drawings from the secured revolving credit facility were used to finance this promissory note.

●	On January 13, 2023, Videotron’s secured revolving credit facility was amended to increase it from $1.50 billion to $2.00 billion. This credit facility was also extended to July 2026, earlier in 2022. Certain terms and conditions of this credit facility were also amended.
●	In July 2022, Videotron acquired VMedia, an independent telecommunications provider that is well established in the Canadian market. VMedia becomes a key partner that will enhance Quebecor’s expansion plans across Canada by supporting advantageous bundles that give Canadian consumers more choice at a better price.

TREND INFORMATION

Competition continues to intensify in the mobile and wireline telephony, Internet access, television and OTT video markets. Due to ongoing technological developments, the distinction between those platforms is fading rapidly and the Corporation expects increasing competition from non-traditional businesses across its key business activities. There is also competition from wholesale Internet resellers, which purchase high-speed access services from large companies in order to offer customers their own services. Thus, the subscriber growth recorded in past years is not necessarily representative of future growth.

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

2022/2021 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of operations and cash flows

Revenues: $3.72 billion in 2022, a $16.8 million (-0.4%) decrease.

●	Revenues from mobile telephony services increased $67.8 million (9.5%) to $780.3 million, due primarily to an increase in the number of subscriber connections and higher average per-connection revenue.
●	Revenues from Internet access services increased $36.7 million (3.1%) to $1.24 billion, due mainly to subscriber base growth and the impact of the acquisition of VMedia.
●	Revenues from television services decreased $36.9 million (-4.4%) to $799.2 million, mainly because of decreases in the subscriber base and in average per-subscriber revenues.
●	Revenues from wireline telephony services decreased $26.0 million (-8.2%) to $292.5 million, mainly because of the impact of the decrease in subscriber connections.
●	Revenues from mobile equipment sales to customers increased $45.8 million (16.6%) to $322.2 million, mainly because of increases in the number and price of mobile devices sold.
●	Revenues from wireline equipment sales to customers decreased $111.8 million (-54.8%) to $92.2 million, mainly because of a lower volume of equipment sales related to the Helix platform.
●	Other revenues increased $7.6 million (4.1%) to $193.7 million, mainly reflecting a revenue increase at Videotron Business.

ARPU: Videotron’s total ARPU was $47.21 in 2022 compared with $47.06 in 2021, a $0.15 (0.3%) increase. Mobile ARPU was $39.16 in 2022 compared with $38.65 in 2021, a $0.51 (1.3%) increase.

Customer statistics

RGUs – The total number of RGUs was 6,314,800 at December 31, 2022, an increase of 125,200 in 2022, including the addition of VMedia’s 57,000 RGUs at the time of its acquisition, compared with an increase of 41,700 in 2021 (Table 2).

Mobile telephony – The number of subscriber connections to the mobile telephony service stood at 1,710,400 at December 31, 2022, an increase of 108,500 (6.8%) in 2022 compared with an increase of 120,800 in 2021 (Table 2).

Internet access – The number of subscribers to the Internet access service stood at 1,904,200 at December 31, 2022, an increase of 63,400 (3.4%) in 2022, including the addition of VMedia’s 37,200 subscribers at the time of its acquisition, compared with an increase of 44,000 in 2021 (Table 2).

Television – The number of subscribers to television services stood at 1,396,100 at December 31, 2022, a decrease of 22,500 (-1.6%) in 2022, net of the addition of VMedia’s 17,400 subscribers at the time of its acquisition, compared with a decrease of 57,000 in 2021 (Table 2).

Wireline telephony – The number of subscriber connections to the wireline telephony service stood at 751,200 at December 31, 2022, a decrease of 73,700 (-8.9%) in 2022, net of the addition of VMedia’s 2,400 subscriber connections at the time of its acquisition, compared with a decrease of 99,800 in 2021 (Table 2).

OTT video – The number of subscribers to OTT video services stood at 552,900 at December 31, 2022, an increase of 49,500 (9.8%) in 2022 compared with an increase of 33,700 in 2021 (Table 2).

Table 2

Year-end RGUs (2018-2022)

(in thousands of customers)

	2022	2021	2020	2019	2018

Mobile telephony	1,710.4	1,601.9	1,481.1	1,330.5	1,153.8
Internet	1,904.2	1,840.8	1,796.8	1,727.3	1,704.5
Television	1,396.1	1,418.6	1,475.6	1,531.8	1,597.3
Wireline telephony	751.2	824.9	924.7	1,027.3	1,113.9
OTT video	552.9	503.4	469.7	459.3	420.8
Total	6,314.8	6,189.6	6,147.9	6,076.2	5,990.3

Adjusted EBITDA: $1.91 billion, a $37.2 million (2.0%) increase due primarily to:

●	the impact of the revenue increase, mainly in mobile services and equipment, and Internet services;
●	decrease in operating expenses, including customer service costs, labour costs and administrative expenses.

Partially offset by:

●	impact of lower revenues from wireline equipment.

Cost/revenue ratio: Employee costs and purchases of goods and services, expressed as a percentage of revenues, were 48.6% in 2022 compared with 49.8% in 2021. The reduction was mainly due to the decrease in operating expenses.

Net income attributable to shareholders: $757.2 million in 2022, compared with $693.3 million in 2021, an increase of $63.9 million.

●	The main favourable variances were:
o	$40.1 million decrease in the loss on debt refinancing;
o	$37.2 million increase in adjusted EBITDA;
o	$18.2 million decrease in the depreciation and amortization charge.
●	The main unfavourable variances were:
o	$17.6 million increase in the income tax expense;
o	$12.5 million increase in financial expenses.

Adjusted cash flows from operations: $1.46 billion in 2022 compared with $1.34 billion in 2021 (Table 12). The $117.2 million (8.8%) increase was caused by decreases of $67.4 million in additions to intangible assets and $12.6 million in additions to property, plant and equipment, due primarily to a general slowdown in investment following the review of strategic priorities, and the $37.2 million increase in adjusted EBITDA.

Cash flows provided by operating activities: $1.35 billion, a $110.1 million (8.9%) increase due to the favourable net change in non-cash balances related to operating activities and the increase in adjusted EBITDA, partially offset by increases in current income taxes and in the cash portion of financial expenses.

Depreciation and amortization charge: $699.6 million in 2022, a $18.2 million decrease due mainly to the impact of decreased investment in property, plant and equipment, including lower spending related to the leasing of set-top boxes.

Financial expenses: $244.6 million, a $12.5 million increase caused by higher average indebtedness, partially offset by the impact of the lower average interest rate on the long-term debt.

Loss on valuation and translation of financial instruments: $0.8 million, a $0.4 million unfavourable variance.

Charge for restructuring of operations and other items: $12.7 million in 2022, a $1.1 million unfavourable variance.

●	A $3.5 million charge was recognized in 2022 in connection with cost-reduction measures ($12.3 million in 2021). An asset impairment charge of $2.9 million was also recorded in 2022 ($0.8 million in 2021). In addition, a $6.3 million charge for other items was recorded in 2022 (gain of $1.5 million in 2021).

Loss on debt refinancing: $40.1 million in 2021.

On June 3, 2021, Videotron issued a redemption notice for its 5.000% Senior Notes maturing on July 15, 2022, in the aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount. As a result, a $40.1 million net loss was recorded in the consolidated statement of income in 2021.

Income tax expense: $197.9 million in 2022 (effective tax rate of 25.9%), compared with $180.3 million in 2021 (effective tax rate of 26.5%), a $17.6 million unfavourable variance caused essentially by the impact of the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

2022/2021 FOURTH QUARTER COMPARISON

Analysis of consolidated results of operations and cash flows

Revenues: $960.0 million, a $6.9 million (0.7%) increase due essentially to the same factors as those noted above under “2022/2021 financial year comparison.”

●	Revenues from mobile telephony service increased $14.5 million (7.8%) to $199.9 million.
●	Revenues from Internet access services increased $18.0 million (6.0%) to $319.6 million.
●	Revenues from television services decreased $3.2 million (-1.6%) to $200.6 million.
●	Revenues from the wireline telephony service decreased $6.4 million (-8.2%) to $71.3 million.
●	Revenues from mobile equipment sales to customers increased $21.3 million (26.3%) to $102.2 million.
●	Revenues from wireline equipment sales to customers decreased $38.0 million (-68.1%) to $17.8 million.
●	Other revenues increased $0.7 million (1.5%) to $48.6 million.

ARPU: Videotron’s total ARPU was $47.63 in the fourth quarter of 2022 compared with $47.07 in the same period of 2021, a $0.56 (1.2%) increase. Mobile ARPU was $39.08 in the fourth quarter of 2022 compared with $38.97 in the same period of 2021, an $0.11 (0.3%) increase.

Customer statistics

RGUs – 24,600 (0.4%) unit increase in the fourth quarter of 2022 compared with an increase of 43,000 in the same period of 2021.

Mobile telephony – 13,100 (0.8%) subscriber-connection increase in the fourth quarter of 2022 compared with an increase of 30,600 in the same period of 2021.

Internet access – 1,300 (0.1%) subscriber increase in the fourth quarter of 2022 compared with an increase of 8,100 in the same period of 2021.

Television – 6,000 (-0.4%) subscriber decrease in the fourth quarter of 2022 compared with a decrease of 9,400 in the same period of 2021.

Wireline telephony – 18,700 (-2.4%) subscriber-connection decrease in the fourth quarter of 2022 compared with a decrease of 22,500 in the same period of 2021.

OTT video – 34,900 (6.7%) subscriber increase in the fourth quarter of 2022 compared with an increase of 36,200 in the same period of 2021.

Adjusted EBITDA: $475.9 million, a $9.4 million (2.0%) increase due primarily to:

●	impact of the net revenue increase, mainly in mobile services and equipment and Internet services.

Partially offset by:

●	impact of lower revenues from wireline equipment;
●	increases in some operating expenses.

Cost/revenue ratio: Employee costs and purchases of goods and services, expressed as a percentage of revenues, were 50.4% in the fourth quarter of 2022 compared with 51.1% in the same period of 2021. The decrease was mainly due to increased profitability.

Net income attributable to shareholders: $198.4 million in the fourth quarter of 2022, compared with $181.1 million in the same period of 2021, an increase of $17.3 million.

●	The main favourable variances were:
o	$9.4 million increase in adjusted EBITDA;
o	$8.6 million decrease in the depreciation and amortization charge;
o	$5.1 million decrease in the income tax expense.
●	The main unfavourable variance was:
o	$4.2 million increase in financial expenses.

Adjusted cash flows from operations: $360.2 million in the fourth quarter of 2022 compared with $358.3 million in the same period of 2021 (Table 12). The $1.9 million (0.5%) increase was caused by the $14.4 million decrease in additions to intangible assets due to a general slowdown in investment following the review of strategic priorities and a $9.4 million increase in adjusted EBITDA, partially offset by the $21.9 million increase in additions to property, plant and equipment, mainly reflecting investment in the LTE-A and 5G networks.

Cash flows from continuing operating activities: $339.2 million, a $31.8 million decrease due primarily to the unfavourable net change in non-cash balances related to operating activities, partially offset by the increase in adjusted EBITDA and the decrease in current income taxes.

Depreciation and amortization charge: $172.1 million in the fourth quarter of 2022, a $8.6 million decrease due mainly to the impact of investments in property, plant and equipment and in intangible assets, including lower spending related to the leasing of set-top boxes.

Financial expenses: $61.6 million in the fourth quarter of 2022, a $4.2 million increase caused by higher average interest rate on the long-term debt and higher average indebtedness.

Loss on valuation and translation of financial instruments: $0.1 million in the fourth quarter of 2021.

Charge for restructuring of operations and other items: $4.4 million in the fourth quarter of 2022, a $1.6 million unfavourable variance.

●	A $0.6 million charge was recognized in the fourth quarter of 2022 in connection with cost-reduction initiatives ($0.8 million in the fourth quarter of 2021). In addition, a $3.7 million loss on other items was recorded in 2022 ($2.0 million in 2021). In the fourth quarter of 2022, a $0.1 million charge for impairment of assets was also recognized in connection with various restructuring initiatives.

Income tax expense: $39.3 million in the fourth quarter of 2022 (effective tax rate of 23.7%), compared with $44.4 million in the same period of 2021 (effective tax rate of 27.3%), a $5.1 million favourable variance caused by the decrease in the effective tax rate due to a one-time adjustment. The effective tax rate is calculated considering only taxable and deductible items.

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

ARPU: Videotron’s total ARPU was $47.06 in 2021 compared with $46.77 in 2020, a $0.29 (0.6%) increase. Mobile ARPU was $38.65 in 2021, compared with $38.95 in 2020, a $0.30 (0.8%) decrease.

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

Adjusted EBITDA: $1.88 billion, a $11.3 million (0.6%) increase due primarily to:

●	impact of the net revenue increase, net of the cost of equipment sold.

Partially offset by:

●	increases in some operating expenses, including engineering, advertising, IT and administrative expenses;
●	$12.6 million unfavourable variance related to recognition of a one-time item in 2020.

Cost/revenue ratio: Employee costs and purchases of goods and services, expressed as a percentage of revenues, were 49.8% in 2021 compared with 48.5% in 2020. The increase was due primarily to the impact of recognition of a one-time item in 2020 and increases in some operating expenses.

Net income attributable to shareholders: $693.3 million in 2021, compared with $728.3 million in 2020, a $35.0 million decrease.

●	The main unfavourable variances were:
o	$40.1 million unfavourable variance related to debt refinancing;
o	$34.8 million decrease in income from discontinued operations;
o	$23.6 million increase in financial expenses.
●	The main favourable variances were:
o	$26.0 million decrease in the depreciation and amortization charge;
o	$17.8 million favourable variance in restructuring of operations and other items;
o	$11.3 million increase in adjusted EBITDA;
o	$7.6 million decrease in the income tax expense.

Adjusted cash flows from operations: $1.34 billion in 2021 compared with $1.27 billion in 2020 (Table 12). The $70.3 million (5.5%) increase was due to a $48.4 million decrease in additions to intangible assets, including decreased investment in IT systems, an $11.3 million increase in Adjusted EBITDA and a $10.6 million decrease in additions to property, plant and equipment.

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

Operating activities

2022 financial year

Cash flows provided by operating activities: $1.35 billion in 2022 compared with $1.24 billion in 2021.

The $110.1 million increase was primarily due to:

●	$114.5 million favourable net change in non-cash balances related to operating activities, due primarily to favourable variances in accounts receivable, accounts payable, accrued charges and provisions, and contract costs, partially offset by an unfavourable variance in inventories;
●	$37.2 million increase in adjusted EBITDA;

Partially offset by:

●	$27.9 million increase in current income taxes;
●	$12.8 million increase in the cash portion of financial expenses.

2021 financial year

Cash flows provided by operating activities: $1.24 billion in 2021 compared with $1.45 billion in 2020.

The $211.4 million decrease was mainly due to:

●	$165.1 million unfavourable net change in non-cash balances related to operating activities, due primarily to unfavourable variances in accounts receivable, income tax payable and inventory, partially offset by the favourable variance in contract assets and deferred revenues;
●	$47.0 million increase in current income taxes;
●	$23.3 million increase in the cash portion of financial expenses.

Partially offset by:

●	$11.3 million increase in adjusted EBITDA;
●	$10.2 million favourable variance in the cash portion of restructuring of operations and other items.

Working capital: Negative $10.4 million at December 31, 2022 compared with negative $56.0 million at December 31, 2021. The $45.6 million favourable variance was due primarily to increases in inventory and in accounts receivable partially offset by an increase in accounts payable, accrued charges and provisions and a decrease in investment in contract assets.

Investing activities

2022 financial year

Cash flows used for additions to property, plant and equipment: $369.7 million in 2022 compared with $407.2 million in 2021. The $37.5 million reduction was due primarily to a $25.0 million favourable net change in current non-cash items and a general slowdown in investment following the review of strategic priorities.

Deferred subsidies used to finance additions to property, plant and equipment: $123.1 million in 2022, compared to net subsidies received of $162.4 million in 2021. For 2022, these amounts represent the use of subsidies received under the program to roll out high-speed Internet services in various regions of Québec, and recorded as a reduction of additions to property, plant and equipment. In 2021, $216.2 million was received in advance under this program and $53.8 million was utilized. Since the second quarter of 2022, these amounts have been presented on the consolidated statement of cash flows in accordance with the IFRS Interpretations Committee’s decision, finalized in that quarter.

Cash flows used for additions to intangible assets: $75.1 million in 2022 compared with $986.1 million in 2021. The $911.0 million decrease mainly reflects the total $830.0 million paid in 2021 to acquire spectrum licences in the 3500 MHz band and a general slowdown in investment following the review of strategic priorities.

Proceeds from disposal of assets: $7.0 million in 2022 compared with $7.7 million in 2021.

Business acquisitions: cash acquired in business acquisitions of $1.4 million in 2022, compared with disbursements in business acquisitions of $6.7 million in 2021.

2021 financial year

Cash flows used for additions to property, plant and equipment: $407.2 million in 2021 compared with $429.2 million in 2020. The $22.0 million decrease reflects a $11.3 million favourable net change in current non-cash items and a decrease in investments of $10.7 million.

Net subsidies received to finance additions to property, plant and equipment: $162.4 million in 2021. $216.2 million was received in advance under the program to roll out high-speed Internet services in various regions of Québec, and $53.8 million was utilized.

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

Financing activities

2022 financial year

Consolidated debt (long-term debt plus bank indebtedness): $61.4 million reduction in 2022. $82.3 million net favourable variance in assets and liabilities related to derivative financial instruments.

●	Debt reductions in 2022 essentially consisted of:
o	$207.5 million reduction in drawings on the secured revolving credit facility;
o	$13.9 million decrease in debt attributable to changes in fair value related to hedged interest rate risk;
●	Additions to debt in 2022 essentially consisted of:

o	$155.9 million unfavourable impact of exchange rate fluctuations. The consolidated debt increase attributable to this item was offset by the increase in the asset (or decrease in the liability) related to derivative financial instruments;
●	Assets and liabilities related to derivative financial instruments totalled a net asset of $199.5 million at December 31, 2022 compared with $117.2 million at December 31, 2021. The $82.3 million net favourable variance was mainly due to:
o	favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

o	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.
●	On January 17, 2023, Quebecor issued a $836.0 million promissory note to Videotron, bearing interest at 7.000%. Drawings from the secured revolving credit facility were used to finance this promissory note.
●	On January 13, 2023, Videotron’s secured revolving credit facility was amended to increase it from $1.50 billion to $2.00 billion. This credit facility was also extended to July 2026, earlier in 2022. Certain terms and conditions of this credit facility were also amended.

2021 financial year

Consolidated debt (long-term debt plus bank indebtedness): $1.27 million increase in 2021; $208.1 million reduction in net assets related to derivative financial instruments.

●	Additions to debt in 2021 essentially consisted of:
o	issuance on January 22, 2021 by Videotron of $650.0 million aggregate principal amount of 3.125% Senior Notes maturing on January 15, 2031 for net proceeds of $644.0 million, net of financing costs of $6.0 million;
o	issuance on June 17, 2021 by Videotron of $750.0 million aggregate principal amount of 3.625% Senior Notes maturing on June 15, 2028, for net proceeds of $743.2 million, net of financing costs of $6.8 million. Videotron also issued US$500.0 million aggregate principal amount of 3.625% Senior Notes maturing on June 15, 2029, for net proceeds of $599.6 million, net of financing costs of $5.8 million;
o	$285.0 million increase in Videotron’s drawings on its secured revolving credit facility.
●	Debt reductions in 2021 essentially consisted of:
o	early redemption by Videotron on July 6, 2021 of the entirety of its 5.000% Senior Notes due July 15, 2022, in aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount, in accordance with a notice issued on June 3, 2021;
o	$18.5 million favourable impact of exchange rate fluctuations. The consolidated debt reduction attributable to this item was offset by the decrease in the asset (or increase in the liability) related to derivative financial instruments.
●	Assets and liabilities related to derivative financial instruments totalled a net asset of $325.3 million at December 31, 2020 compared with $117.2 million at December 31, 2021. The $208.1 million decrease was mainly due to:
o	unwinding of Videotron’s hedges in an asset position in connection with the early redemption on July 6, 2021 of its 5.000% Senior Notes in aggregate principal amount of US$800.0 million;

o	unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments;
o	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

Financial Position

Net available liquidity: $1.42 billion at December 31, 2022 for the Corporation and its wholly owned subsidiaries, consisting of $1.42 billion in available unused revolving credit facilities less $0.1 million in bank indebtedness.

Consolidated debt (long-term debt plus bank indebtedness): $5.32 billion at December 31, 2022, a $61.4 million decrease compared with December 31, 2021; $82.3 million increase in net assets related to derivative financial instruments (see “Financing activities” above).

As at December 31, 2022, minimum principal payments on long-term debt in the coming years are as follows:

Table 3

Minimum principal payments on Corporation’s long-term debt

12 months ending December 31

(in millions of Canadian dollars)

2023	$—
2024	813.2
2025	400.0
2026	452.5
2027	813.2
2028 and thereafter	2,877.7
Total	$5,356.6

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of the Corporation’s consolidated debt was approximately 5.0 years as of December 31, 2022, compared with 5.8 years as of December 31, 2021. After taking into account hedging instruments, the debt consisted of approximately 95.1% fixed-rate debt (91.4% at December 31, 2021) and 4.9% floating-rate debt (8.6% at December 31, 2021).

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

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. At December 31, 2022, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

For the year ended December 31, 2022, the Corporation paid $671.0 million in common dividends to the parent corporation, compared with $585.0 million in 2021. The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

Purchase of shares of Quebecor Media and servicing of subsidiary subordinated loan:

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into certain transactions described below that have the effect of using tax losses of Quebecor Media and its subsidiaries.

Tax Consolidation Arrangements with the Parent Corporation

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

On October 17, 2022, the Corporation contracted a subordinated loan of $2,113.0 million from Quebecor Media inc, bearing interest at a rate of 10.5%, payable semi-annually, and maturing on October 17, 2052. On the same day, the Corporation invested the total proceeds of $2,113.0 million into 2,113,000 preferred shares, Series N, of 9346-9963 Quebec Inc. These shares carry the right to receive an annual dividend of 10.6%, payable semi-annually.

On December 7, 2022, 9346-9963 Quebec Inc. redeemed 2,113,000 preferred shares, Series N for a total cash consideration of $2,113.0 million. On the same day, the Corporation used the total proceeds of $2,113.0 million to repay its subordinated loan contracted from Quebecor Media Inc.

All these transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries

Issuance of shares

On January 30, 2020, the Corporation issued 3,406 common shares to its parent corporation for a cash consideration of $3.3 million.

On July 29, 2020, the Corporation issued 3,756 common shares to its parent corporation for a cash consideration of $3.5 million.

In 2022, the Corporation issued 20,958 common shares with a value of $17.3 million as part of VMedia transfer from Quebecor Media.

Reduction of paid-up capital

During the year ended December 31, 2021, the Corporation reduced its paid-up capital for cash consideration of $720.0 million.

Participation in 600 MHz and 3500 MHz spectrum auction

On January 26, 2023, Videotron announced an investment of nearly $10.0 million in the acquisition of spectrum licences in the 600 MHz band in Manitoba and in the 3500 MHz band in Québec. The acquisition was made in the auction of residual spectrum licences that concluded on January 25, 2023 with the announcement by ISED of the tentatively accepted bids. Videotron is thus increasing its wireless service capacity and continuing to pave the way for the possible expansion of its wireless infrastructure outside Québec in the near future.

Analysis of consolidated balance sheet

Table 4

Consolidated balance sheet of the Corporation

Analysis of main variances between December 31, 2022 and 2021

(in millions of Canadian dollars)

	Dec. 31,	Dec. 31,
	2022[1]	2021[1]	Difference	Main reasons for difference

Assets

Accounts receivable	619.1	530.4	88.7	Impact of current variances
				in activities and increased financing of equipment sales.
Contract assets	50.2	129.4	(79.2)	Increased financing of equipment sales.
Inventories	247.2	153.4	93.8	Impact of current variances in activities.
Property, plant and equipment	2,610.4	2,761.6	(151.2)	Depreciation for the period less additions to property, plant and equipment.
Intangible assets	2,162.7	2,212.0	(49.3)	Amortization for the period less additions to intangible assets.
Derivative financial instruments[2]	199.5	117.2	82.3	See “Financing activities.”
Liabilities

Accounts payable, accrued charges and provisions	629.5	568.4	61.1	Impact of current variances in operating activities.
Long‑term debt, including bank indebtedness	5,318.7	5,380.1	(61.4)	See “Financing activities.”
Deferred income taxes	715.5	762.7	(47.2)	Impact of variances in activity on consolidated statement of income and consolidated statement of comprehensive income
Other liabilities	124.3	188.3	(64.0)	Gain on remeasurement of defined benefit plans.
[1]	The “restricted cash” and “deferred subsidies” line items are combined for the purposes of the analysis.
[2]	Long-term assets less long-term liabilities.

ADDITIONAL INFORMATION

Contractual obligations

At December 31, 2022, material contractual obligations of operating activities included: capital repayment and interest on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 5 below shows a summary of these contractual obligations.

Table 5

Contractual obligations of the Corporation as of December 31, 2022

(in millions of Canadian dollars)

		Under	1‑3	3‑5	5 years
	Total	1 year	years	years	or more
Long‑term debt[1]	$5,356.6	$—	$1,213.2	$1,265.7	$2,877.7
Interest payments on long-term debt[2]	1,096.5	196.4	410.4	287.3	202.4
Lease liabilities	158.3	37.3	61.2	35.2	24.6
Interest payments on lease liabilities	18.1	5.9	7.4	3.2	1.6
Additions to property, plant and equipment and other commitments	789.1	270.0	314.6	109.6	94.9
Derivative financial instruments[3]	(232.1)	—	(151.0)	(8.8)	(72.3)
Total contractual obligations	$7,186.5	$509.6	$1,855.8	$1,692.2	$3,128.9
[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2022.
[3]	Estimated future receipts, net of future disbursements, related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt using derivative financial instruments.

Significant commitments included in Table 5

The Corporation has 20-year service sharing and exchange agreements with Rogers to build out and operate an LTE network in Québec and the Ottawa area. It also has an agreement with Comcast Corporation to develop an innovative Internet Protocol Television (IPTV) delivery solution, as well as agreements for the roll-out of LTE-A and 5G technologies and the purchase of mobile devices. As at December 31, 2022, the balance of those commitments stood at $709.5 million.

Pension plan contributions

The expected employer contributions to the Corporation’s defined benefit pension plans and post-retirement benefit plans will be $19.5 million in 2023, based on the most recent actuarial financial reports filed (contributions of $23.4 million were paid in 2022).

Related party transactions

The following Table 6 describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. These transactions were accounted for at the consideration agreed between the parties.

Table 6

Related party transactions

(in millions of Canadian dollars)

	2022	2021	2020
Ultimate parent and parent corporation:
Revenues	$0.4	$0.4	$0.4
Purchase of goods and services	10.2	10.2	9.6
Operating expenses recovered	(2.0)	(2.3)	(1.4)

Corporations under common control:
Revenues	4.7	5.3	4.9
Purchase of goods and services	112.3	109.7	95.7
Operating expenses recovered	(0.7)	0.4	(1.4)

Other affiliated corporations
Purchase of goods and services	21.9	10.6	5.6
Acquisition of property, plant and equipment and intangible assets	8.6	4.6	—

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

Table 7

Description of derivative financial instruments at December 31, 2022

(in millions of dollars)

Foreign exchange forward contracts

	CAN dollar average
	exchange rate	Notional	Notional
Maturity	per one U.S. dollar	amount sold	amount bought

Less than 1 year	1.3057	$95.3	US$73.0

Cross-currency swaps

Hedged item	Hedging instrument
				CAN dollar
				exchange rate on
			Annual interest rate	interest and
	Period	Notional	on notional amount	capital payments
	covered	amount	in CAN dollars	per one U.S. dollar

5.375% Senior Notes due 2024	2014 to 2024	US$158.6	Bankers’ acceptance 3 months + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$441.4	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$600.0	4.82%	1.3407
3.625% Senior Notes due 2029	2021 to 2029	US$500.0	4.04%	1.2109

Certain cross-currency swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the market value at that date.

Losses on valuation and translation of financial instruments for 2022, 2021 and 2020 are summarized in Table 8.

Table 8

Loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	2022	2021	2020

Loss on the ineffective portion of fair value hedges	$0.8	$0.4	$1.2

A $58.9 million loss on cash flow hedges was recorded under “Other comprehensive income” in 2022 (a $4.6 million gain in 2021 and a $17.1 million loss in 2020).

Fair Value of Financial Instruments

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated based on discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

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

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2022 and 2021 were as follows:

Table 9

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	2022		2021
	Carrying	Fair	Carrying	Fair
Asset (liability)	value	value	value	value

Long‑term debt[1]	$(5,356.6)	$(4,800.7)	$(5,408.2)	$(5,470.2)
Derivative financial instruments[2]
Foreign exchange forward contracts	3.4	3.4	0.9	0.9
Cross‑currency swaps	196.1	196.1	116.3	116.3
1	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
2	The net fair value of derivative financial instruments designated as cash flow hedges is an asset position of $165.5 million as of December 31, 2022 ($83.0 million at December 31, 2021) and the net fair value of derivative financial instruments designated as fair value hedges is an asset position of $34.0 million as of December 31, 2022 ($34.2 million at December 31, 2021).

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

The gross carrying amounts of financial assets represent the maximum credit exposure. As of December 31, 2022, the gross carrying amount of trade receivables and contract assets, including their long-term portions, was $742.3 million ($751.1 million as of December 31, 2021).

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. The Corporation uses its customers’ historical terms of payment and acceptable collection periods for each customer class, as well as changes in its customers’ credit profiles, to define default on amounts receivable from customers, including contract assets.

As of December 31, 2022, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2022, the provision for expected credit losses represented 1.6% of the gross amount of trade receivables and contract assets (1.9% as of December 31, 2021), while 2.8% of trade receivables were 90 days past their billing date (5.3% as of December 31, 2021).

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2022 and 2021:

	2022	2021
Balance at beginning of year	$14.4	$15.7
Changes in expected credit losses charged to income	16.3	16.6
Write‑off	(18.6)	(17.9)
Balance at end of year	$12.1	$14.4

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

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 5.0 years as of December 31, 2022, compared with 5.8 years at December 31, 2021.

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2022, and to hedge its exposure on certain purchases of set-top boxes, gateways, modems, mobile devices and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2022 is as follows:

		Other
		comprehensive
Increase (decrease)	Income	income (loss)
Increase of $0.10	$0.4	$2.3
Decrease of $0.10	(0.4)	(2.3)

A variance of $0.10 in the 2022 average exchange rate of CAN dollar per one U.S. dollar would have resulted in a variance of $7.9 million on the value of unhedged purchases of goods and services and $4.4 million on the value of unhedged acquisitions of tangible and intangible assets in 2022.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) Secured Overnight Financing Rate (SOFR), (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior

Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency swap agreements in order to manage cash flow risk exposure. After taking into account hedging instruments, the long-term debt consisted of approximately 95.1% fixed-rate debt (91.4% at December 31, 2021) and 4.9% floating-rate debt (8.6% at December 31, 2021).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2022 was $2.5 million.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2022, as per the Corporation’s valuation models, is as follows:

		Other
		comprehensive
Increase (decrease)	Income	income (loss)
Increase of 100 basis points	$(0.5)	$(4.3)
Decrease of 100 basis points	0.5	4.3

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, lease liabilities, derivative financial instruments, cash and cash equivalents and promissory note to the parent corporation. The capital structure as of December 31, 2022 and 2021 is as follows:

Table 10

Capital structure the Corporation

(in millions of Canadian dollars)

	2022	2021
Bank indebtedness	$0.4	$—
Long‑term debt	5,318.3	5,380.1
Lease liabilities	158.3	153.8
Derivative financial instruments	(199.5)	(117.2)
Cash and cash equivalents	(1.8)	(10.5)
Promissory note to the parent corporation	(160.0)	(160.0)
Net liabilities	5,115.7	5,246.2
Equity	$(230.8)	$(338.3)

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, and the declaration and payment of dividends or other distributions.

Contingencies and legal disputes

There are a number of legal proceedings against the Corporation that are pending. At this stage of proceedings, management of the Corporation does not expect the outcome to have a material adverse effect on the Corporation’s results or on its financial position. Generally, management of the Corporation establishes provisions for claims or actions considering the facts of each case. The Corporation cannot determine when and if any payment will be made related to these legal proceedings.

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

The Corporation uses the discounted cash flow method to estimate the recoverable amount, consisting of future cash flows derived primarily from the most recent budget and three-year strategic plan approved by the Corporation’s management and presented to the Board of Directors. These forecasts considered each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. A perpetual growth rate is used for cash flows beyond the three-year strategic plan period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of: (i) the time value of money; and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate was determined with regard to the specific markets in which the CGUs participate. In certain circumstances, the Corporation can also estimate the fair value less cost of disposal with a market approach that consists of estimating the recoverable amount by using multiples of operating performance of comparable entities, transaction metrics and other financial information available, instead of primarily using the discounted cash flow method.

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

The net book value of goodwill as at December 31, 2022 was $550.1 million, and the net book value of intangible assets with an indefinite useful lives as at December 31, 2022 was $1.56 billion.

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

Interpretation of laws and regulations

Interpretation of laws and regulations, including those of the Canadian Radio-television and Telecommunications Commission (CRTC) and tax regulations, requires judgment from management and could have an impact on revenue recognition, provisions, income taxes and capital expenditures in the consolidated financial statements.

Tax credits and government assistance

The Corporation receives tax credits mainly related to its research and development activities and has access to several government programs designed to support large investment projects and the roll-out of high-speed Internet services in various regions of Québec. Government financial assistance is accounted for as a revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are being met.

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

The assessment of deferred income taxes is judgmental in nature and depends on assumptions and estimates as to the availability and character of future taxable income. The ultimate amount of deferred income tax assets realized could be slightly different from that recorded, since it is influenced by the Corporation’s future operating results.

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

Non-IFRS financial measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA and adjusted cash flows from operations, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing, income taxes, and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation.

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

Table 11 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2022 and 2021 presented in Table 11 below is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 11

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Years ended			Three months ended
	December 31			December 31
	2022	2021	2020	2022	2021
Adjusted EBITDA:	$1,912.9	$1,875.7	$1,864.4	$475.9	$466.5
Depreciation and amortization	(699.6)	(717.8)	(743.8)	(172.1)	(180.7)
Financial expenses	(244.6)	(232.1)	(208.5)	(61.6)	(57.4)
Loss on valuation and translation of financial instruments	(0.8)	(0.4)	(1.2)	—	(0.1)
Restructuring of operations and other items	(12.7)	(11.6)	(29.4)	(4.4)	(2.8)
Loss on debt refinancing	—	(40.1)	—	—	—
Income taxes	(197.9)	(180.3)	(187.9)	(39.3)	(44.4)
Income from discontinued operations	—	—	34.8	—	—
Net income	$757.3	$693.4	$728.4	$198.5	$181.1

Adjusted cash flows from operations

Adjusted cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Adjusted cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and lease liabilities, and share repurchases. Adjusted cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Adjusted cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by its operations. Adjusted cash flows from operations is also relevant because it is a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of adjusted cash flows from operations may not be identical to similarly titled measures reported by other companies.

Tables 12 and 13 provide a reconciliation of adjusted cash flows from operations to cash flows provided by operating activities reported in the consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2022 and 2021 presented in tables 12 and 13 is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 12

Adjusted cash flows from operations

(in millions of Canadian dollars)

				Three months
	Years ended December 31			ended December 31
	2022	2021	2020	2022	2021

Adjusted EBITDA	$1,912.9	$1,875.7	$1,864.4	$475.9	$466.5
Additions to property, plant and equipment [1]	(378.9)	(391.5)	(402.1)	(96.9)	(75.0)
Additions to intangible assets [2]	(78.2)	(145.6)	(194.0)	(18.8)	(33.2)
Adjusted cash flows from operations	$1,455.8	$1,338.6	$1,268.3	$360.2	$358.3

	Years ended			Three months ended
	December 31			December 31
[1] Reconciliation to cash flows used for additions to property, plant and equipment as per consolidated financial statements:	2022	2021	2020	2022	2021
Additions to property, plant and equipment	$(378.9)	$(391.5)	$(402.1)	$(96.9)	$(75.0)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	9.2	(15.7)	(27.1)	22.5	(8.5)
Cash flows used for additions to property, plant and equipment	$(369.7)	$(407.2)	$(429.2)	$(74.4)	$(83.5)

		Years ended		Three months ended
		December 31		December 31
[2] Reconciliation to cash flows used for additions to intangible assets as per consolidated financial statements:	2022	2021	2020	2022	2021
Additions to intangible assets	$(78.2)	$(145.6)	$(194.0)	$(18.8)	$(33.2)
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	3.1	(10.5)	13.8	1.5	1.8
Cash flows used for licence acquisitions	—	(830.0)	—	—	(664.0)
Cash flows used for additions to intangible assets	$(75.1)	$(986.1)	$(180.2)	$(17.3)	$(695.4)

Table 13

Cash flows from operations and cash flows provided by operating activities reported in the consolidated financial statements

(in millions of Canadian dollars)

				Three months
	Years ended December 31			ended December 31
	2022	2021	2020	2022	2021

Adjusted cash flows from operations from Table 12	$1,455.8	$1,338.6	$1,268.3	$360.2	$358.3
Plus
Additions to property, plant and equipment	378.9	391.5	402.1	96.9	75.0
Additions to intangible assets	78.2	145.6	194.0	18.8	33.2
Adjusted EBITDA	1,912.9	1,875.7	1,864.4	475.9	466.5
Plus (minus)
Cash portion of financial expenses	(238.8)	(226.0)	(202.7)	(60.1)	(56.1)
Cash portion related to restructuring of operations and other items	(9.8)	(10.8)	(21.0)	(4.3)	(2.8)
Current income taxes	(263.4)	(235.5)	(188.5)	(52.0)	(59.8)
Other	(1.4)	0.5	(2.0)	(1.4)	0.4
Net change in non-cash balances related to operating activities	(49.0)	(163.5)	1.6	(18.9)	22.8
Cash flows provided operating activities	$1,350.5	$1,240.4	$1,451.8	$339.2	$371.0

Key performance indicators

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and OTT services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average monthly revenue per unit

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues per average RGU. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The previously used ABPU metric was abandoned in the first quarter of 2022 and replaced by ARPU, which affords better comparability in view of the Corporation’s changing business model related to equipment sales.

Mobile ARPU is calculated by dividing mobile telephony revenues by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ARPU is calculated by dividing the combined revenues from mobile and wireline telephony, Internet access, television and OTT services by the total average number of RGUs from mobile and wireline telephony, Internet access and television services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Table 11

ARPU for the past eight quarters

(in Canadian dollars)

	Q4‑2022	Q3‑2022	Q2‑2022	Q1‑2022	Q4‑2021	Q3‑2021	Q2‑2021	Q1‑2021

Mobile ARPU	$39.08	$39.89	$38.94	$38.70	$38.97	$39.13	$38.41	$38.08
Total ARPU	$47.63	$47.65	$47.17	$46.40	$47.07	$47.32	$47.22	$46.64

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A-	Directors and Senior Management

The following table sets forth certain information concerning Videotron’s directors and executive officers at March 7, 2023:

Name and Municipality of Residence	Age	Position
THE RIGHT HONOURABLE BRIAN MULRONEY, P.C., C.C., LL.D. Montréal, Québec	84	Director and Chairman of the Board

CHANTAL BÉLANGER, FCPA, ASC-C.DIR (1) Blainville, Québec	70	Director and Chair of the Audit and Risk Management Committee

ANDRÉ P. BROSSEAU (1) Montréal, Québec	61	Director

MICHÈLE COLPRON, FCPA, FCA, ASC (1) Saint-Lambert, Québec	59	Director

SYLVIE LALANDE, ASC-C.DIR Lachute, Québec	72	Director

LISE CROTEAU, FCPA, FCA, ASC (1) Mont-Tremblant, Québec	62	Director

PIERRE KARL PÉLADEAU Montréal, Québec	61	President

SYLVAIN BROSSEAU Varennes, Québec	60	Senior Vice President, Operations, Customer Service

FRÉDÉRIC DÉRY Montréal, Québec	47	Vice President, Sales and Marketing

MOHAMED DRIF Montréal, Québec	56	Senior Vice President and Chief Technology Officer

JEAN-FRANÇOIS LESCADRES Town of Mount-Royal, Québec	44	Vice President Finance

FRANCE-ÉLIANE NOLET La Prairie, Québec	45	Vice President, Business Revenue and Retail Network

JEAN-FRANÇOIS PARENT Nuns’ Island, Québec	43	Vice President and Treasurer
(1)	Member of the Audit and Risk Management Committee

The Right Honourable Brian Mulroney, P.C., C.C., LL.D. Director and Chairman of the Board. Mr. Mulroney was appointed as Director and Chairman of the Board of Videotron on June 19, 2014. He has been a Director of Quebecor Media since January 31, 2001 and Director of Quebecor since 1999. He was appointed Chairman of the Board of Quebecor on June 19, 2014 and of Quebecor Media on May 8, 2018. He also acted as Chairman of the Board of Quebecor Media from June 19, 2014 until February 15, 2017. Since 1993, Mr. Mulroney has been a Senior Partner with the law firm Norton Rose Fulbright Canada LLP (formerly Ogilvy Renault LLP) in Montréal, Québec. Mr. Mulroney practiced law before assuming the presidency of Iron Ore Company of Canada. He subsequently entered politics as Leader of the Progressive Conservative Party which he led to victory in September 1984. He was Prime Minister of Canada until 1993. He then returned to the practice of law and joined the well-established international law firm of Norton Rose Fulbright Canada based in Montréal. He was, until May 2019, Director, Chair of the Compensation Committee and member of the Corporate Governance Committee of Wyndham Worldwide Corporation. Mr. Mulroney is Chair of the Board of the International Advisory Council of Barrick Gold Corporation. He serves as a Director of Acreage Holdings, Inc. and The Blackstone Group L.P. He is also Companion of the Order of Canada as well as Grand Officier de l’Ordre national du Québec.

Chantal Bélanger, Director and Chair of the Audit and Risk Management Committee. Ms. Bélanger has been a Director and member of the Audit and Risk Management Committee of Videotron, Quebecor and Quebecor Media since May 8, 2018. At the Laurentian Bank, where she held various positions from 1986 to 2006, she was Senior Vice President of Personal Banking Services for Québec, where she previously held the positions of Ombudsman and Director of Internal Audits and Information Systems. From 2012 to 2019, she was a Director, Vice President of the Board, Chair of the Internal Audit Committee and the Portfolio Valuation Committee and served on the Governance and Human Resources Committee at Capital régional et coopératif Desjardins. She was a Director and member of various board committees at Ovivo Inc. from 2011 to 2016, the year it was privatized. She was a Director and Chair of the Audit Committee at the Régie des Rentes du Québec from 2009 to 2015 and a Director at the Institut des administrateurs de sociétés from 2009 to 2013. She was a Director, Chair of the Audit Committee and a member of several committees for the Société des Alcools du Québec from 2002 to 2010. Ms. Bélanger has been a Director at the Société de services financiers Fonds FMOQ Inc. since 2014 and chairs its Audit Committee. Ms. Bélanger is a Fellow of the Ordre des comptables professionnels agréés du Québec (FCPA) and holds a certificate in Corporate Governance from the CAS. She is also a qualified corporate director (ASC). Ms. Bélanger has been the Chair of the Board of the CAS from September 2017 to May 2022 and has served on its board since 2016. Ms. Bélanger currently serves as a Director, Chair of the Audit Committee and member of the Human Resources and Compensation Committee and of the Corporate Governance Committee of Lassonde Industries Inc.

André P. Brosseau, Director and member of the Audit and Risk Management Committee. Mr. Brosseau has been a Director and member of the Audit and Risk Management Committee of Videotron, Quebecor and Quebecor Media since May 12, 2016. He has also been a member of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media since May 2017 and has been Chairman of the Executive Committee of Quebecor Media since May 2018. Mr. Brosseau is Chairman of the Board and Chief Executive Officer of Du Musée Investments Inc. (formerly Avenue Capital Markets BNB Inc.), a Family Office with private investments in Canada, the United States and Brazil that he founded in 2010. He was, until the sale of the company in the summer of 2021, a Director, Chair of the Audit Committee and Chair of the Compensation Committee for DMD Digital Health Connections Group Inc., a company of which he was one of the five founders, and that provides digital solutions for pharmaceutical companies. Mr. Brosseau is also Vice Chair and owner of Qintess (formerly Grupo Cimcorp Brazil), an IT company specializing in digital transformation and telecommunication infrastructure management with more than 3,000 employees. Mr. Brosseau was President of Blackmont Capital Markets in Toronto until June 2009 and then served as Chair of Québec Capital Markets until May 2010. From 1994 to 2007, he held various executive positions with CIBC, mostly based in Toronto. Most recently he was Co-Head of Canadian Cash Equities and of Global Cash Equities at CIBC World Markets Inc., as well as a member of the Executive Committee. Mr. Brosseau holds a bachelor’s degree (B.Sc.) in Politics and a master’s degree (M.Sc.) in Political Science from the Université de Montréal. Mr. Brosseau is a director of Alithya Group inc. since September 2022.

Michèle Colpron, Director and member of the Audit and Risk Management Committee. Ms. Colpron has been a Director of Videotron since May 14, 2020. She has served as a Director of Quebecor and Quebecor Media since March 11, 2020. Ms. Colpron has been a member of the Audit and Risk Management Committee of Quebecor, Quebecor Media and Videotron since May 14, 2020. Ms. Colpron has over 30 years experience in leadership roles in the financial services industry. She held senior positions from 2000 to 2012 at Caisse de dépôt et placement du Québec where she was Senior Vice President, Financial Management. She also was Vice President, Investment Administration and Vice President, Finance and Administration Private Equity. From 1993 to 1999, Ms. Colpron held senior positions as Chief Financial Officer at Merrill Lynch Bank (Suisse) S.A. and Finance and Human Resources Manager of Standard Chartered Bank (Switzerland) S.A. Her foray into the international business began in 1989 with Ernst & Young in London followed by Hong Kong in 1991 until 1993 as audit manager. Ms. Colpron is a member of the Board of Directors of the Canada Infrastructure Bank since 2017 and chairs its Finance and Audit Committee. She served on the Board of Directors of the Investment Industry Regulatory Organization of Canada (IIROC) from 2017 to 2022, was Vice Chair from 2020 to 2021 and was Chair and member of various committees during that period. Ms. Colpron also served on the Board of Directors of the Fonds de solidarité FTQ from 2012 to 2022. She was also Vice Chair, corporate Director and member of various committees of the Professional Insurance Liability Fund of the Barreau of Québec between 2012 and 2020. Ms. Colpron is Fellow of the Ordre des comptables professionnels agréés du Québec (FCPA, FCA). She is also a qualified corporate director (ASC).

Sylvie Lalande, Director. Ms. Lalande has been a Director of Videotron since July 2014 and of Quebecor Media since May 2013. She has served as a Director of Quebecor since May 2011. She was appointed as Lead Director of Quebecor and Quebecor Media on November 8, 2017, as Vice Chair on May 8, 2018 and as Chair of the Human Resources and Corporate Governance Committee on May 12, 2016. She has been a Director of TVA Group since December 2001 and was appointed as Chair of the Board on March 10, 2014. She has also served as Chair of the Human Resources and Corporate Governance Committee of TVA Group since May 2013. She held several senior positions in the media, marketing, communication marketing and corporate communications sectors. Until October 2001, she was the Chief Communications Officer of Bell Canada. From 1994 to 1997, she was President and Chief Executive Officer of UBI Consortium, a consortium formed to develop and manage interactive and transactional communication services. From 1987 to 1994, she occupied several senior positions at TVA Group and at Le Groupe Vidéotron ltée. Ms. Lalande began her career in the radio industry, after which she founded her own consultation firm. In 2006, Ms. Lalande earned a university certificate in corporate governance from the Collège des administrateurs de sociétés de l’Université Laval (CAS). She is also a qualified corporate director (ASC). Ms. Lalande was Director, Lead Director and Chair of the Corporate Governance and Human Resources Committee of Ovivo Inc. until its privatisation in September 2016. From November 2013 to September 2017, Ms. Lalande was Chair of the Board of the CAS. From April 2017 to December 2019, she was Chair of the Board of Capital régional et coopératif Desjardins.

Lise Croteau, Director and member of the Audit and Risk Management Committee. Ms. Croteau has been a Director and member of the Audit and Risk Management Committee of Videotron since May 2022 and a Director and member of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media since June 16, 2019. She has also been a member of the Audit and Risk Management Committee of Quebecor and Quebecor Media since May 2022. Ms. Croteau has been a chartered professional accountant since 1984 and was named a Fellow of the Ordre des comptables professionels agréés du Québec (FCPA, FCA) in 2008. She is also a qualified corporate director (ASC). She was, from 2015 until March 31, 2018, Executive Vice President and Chief Financial Officer of Hydro-Québec. In this role, her mandate included orienting, developing and overseeing all financial, regulatory and management accounting activities, as well as financial planning, taxation, financial control and risk management. In addition, she was responsible for Hydro-Québec’s financial statements and reports. She joined Hydro-Québec in 1986, successively holding management positions. She also served as Acting President and Chief Executive Officer from May to July 2015. In 2016, she ranked among Canada’s Most Powerful Women: Top 100 Award Winners, a distinction bestowed by the Women’s Executive Network (WXN). In 2017, the Québec Chapter of Financial Executives International Canada (FEI Canada) presented her with the Ace of Finance award in the Financial Executive of a Large Corporation category. Ms. Croteau currently serves as a Director, is the Chair of the Audit Committee and member of the Investment and Risk Management Committee of Boralex Inc. Since May 2019, she has also served as a Director and as a member of the Audit Committee of TotalEnergies SE. Ms. Croteau is governor of the Université de Sherbrooke’s Fondation de recherche en administration (FRAUS), foundation for which she also served as a Director until May 2019. Ms. Croteau was a Director of the Montréal Heart Institute Foundation and a member of its Audit Committee until April 2019. She also served on the Board of Directors of the Montréal Museum of Fine Arts.

Pierre Karl Péladeau, President. Mr. Péladeau was appointed to his current position in June 2021. Mr. Péladeau is also President and Chief Executive Officer of Quebecor and Quebecor Media since February 15, 2017, and is also assuming, on an interim basis, the responsibilities of President of TVA Group. Prior to that, Mr. Péladeau entered politics in 2014. He ran as the Parti Québécois candidate in Saint-Jérôme riding and was elected to Québec’s National Assembly in April 2014. He became the party’s leader on May 15, 2015 and served as Leader of the Official Opposition in the National Assembly until May 2, 2016. Mr. Péladeau joined Quebecor’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions within the Quebecor group of companies. Namely, Mr. Péladeau was a Director of Quebecor Media from August 2000 to March 2014 and of Quebecor from April 1992 until March 2014. In May 2013, he was appointed Chairman of the Board of Directors of Quebecor Media, Videotron, TVA Group and Sun Media Corporation and was also appointed Vice Chairman of the Board of Directors of Quebecor. Mr. Péladeau was President and Chief Executive Officer of Quebecor Media and of Quebecor from April 2009 until May 2013. Mr. Péladeau has chaired numerous other boards of Directors, namely La Fondation de l’entrepreneurship (2011-2014) and Hydro-Québec (2013-2014). Mr. Péladeau is active in many charitable and cultural organizations. Pierre Karl Péladeau is the brother of Érik and Jean Péladeau.

Sylvain Brosseau, Senior Vice President, Operations, Customer Service. Mr. Brosseau was appointed to his current position in May 2013. He has served as Vice President, Customer Service since July 2003. Mr. Brosseau has held various management positions within Videotron since joining Videotron in 1996.

Frédéric Déry, Vice President Sales and Marketing, consumer Market. Mr. Déry was appointed to his current position in October 2021. In addition to his marketing duties, Mr. Déry is also in charge of business development and sales performance. He is leading the field sales representatives and the network extension team. From January 2018 to September 2021, he was Vice President, CX and Product Innovation. Prior to that, Mr. Déry was Vice President Sales and Marketing for Videotron B2B division. Mr. Déry joined Videotron in February 2007 as General Manager, Marketing for Videotron Business. He was one of the main architects of the new Helix product, the successful commercial launch and brand performance. He also contributed to the roll-out of Fizz new digital mobile and broadband brand in the Québec market. Prior to joining Videotron, Mr. Déry worked for nine years as Sales director in the agro-food sector. Mr. Déry graduated from HEC Montreal with a degree in Marketing.

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

Jean-François Lescadres, Vice President Finance. Mr. Lescadres was appointed to his current position in December 2021. Prior to his current position, Mr. Lescadres spent the last eighteen years in various positions in the organization, most recently as the General Manager, Corporate development, where he was the lead of the company’s investments and partnerships. Prior to this position, he occupied key operations positions both for Videotron business operations as well as for its retail team. Mr. Lescadres holds a bachelor’s degree in Business from HEC Montréal and is also a member of the Ordre des comptables professionnels agréés du Québec.

France-Éliane Nolet, Vice-President, Business Revenue and Retail Network, was appointed to this position on October 21, 2021. Starting in June 2018, she acted as Vice-President, Sales and Business Strategies, Videotron Business. Before joining Videotron, Ms. Nolet held various management positions between 2003 and 2018, particularly in the media sector, notably within Transcontinental Media Inc., Quebecor Media and La Presse. Widely involved in various professional associations, she was President of the Junior Chamber of Commerce of Montreal (JCCM) in 2006-2007 then President of the Board the following year, in addition to having served as a director of the Chamber of Commerce of Metropolitan Montreal (CCMM) the same year. Ms. Nolet is an active director of the Conseil québécois du commerce de détail since June 2022. Ms. Nolet holds a Bachelor’s degree in Business Administration in Fashion from the University of Québec in Montreal.

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

Videotron’s directors do not receive any remuneration for acting in their capacity as directors of Videotron. Since July 1, 2013, the Chairman of Videotron’s Audit and Risk Management Committee receives an annual fee of $25,000 while the other three members receive an annual fee of $10,000. Videotron’s Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of Videotron’s Board of Directors and Videotron’s Audit and Risk Management Committee. During the financial year ended December 31, 2022, the amount of compensation (including benefits in kind) paid to five of Videotron’s directors for services in all capacities to Videotron and its subsidiaries was $52,943. None of Videotron’s Directors have contracts with Videotron or any of its subsidiaries that provide for benefits upon termination of employment.

The aggregate amount of compensation Videotron paid for the year ended December 31, 2022 to its executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was approximately $3.3 million, including salaries, bonuses and benefits in kind.

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

During the year ended December 31, 2022, 650,000 options to purchase Quebecor Class B Shares were granted to officers and employees of Videotron (excluding Directors, officers and employees who, at the date of grant, were Directors, officers or employees at multiple Quebecor Media group of companies). As of December 31, 2022, a total of 1,048,934 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $29.06 per share, were held by officers and employees of Videotron for acting in such capacity. The closing sale price of the Quebecor Class B Shares on the TSX on December 30, 2022, was $30.20.

Quebecor’s DSU plan

On July 13, 2016, Quebecor established a DSU plan for its employees and those of its subsidiaries based on Quebecor Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. DSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B shares. As of December 31, 2022, an aggregate total of 12,294 DSUs granted to officers of Videotron remain outstanding.

Pension Benefits

Both Quebecor Media and Videotron maintain pension plans for Videotron’s non-unionized employees and certain officers.

Videotron’s pension plan provides pension benefits to Videotron’s executive officers equal to 2.0% of salary (excluding bonuses) for each year of membership in the plan. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada) (the “Tax Act”), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under such pension plan are as prescribed under the Tax Act. An executive officer contributes to this plan an amount equals to 5% of his or her salary up to a maximum of $8,767 as of December 31, 2022. Videotron changed this pension plan to a defined contribution plan for new employees hired on and after May 1, 2012. Videotron reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date.

Quebecor Media’s pension plan provides greater pension benefits to eligible executive officers than it does to other employees. The higher pension benefits under this plan equal 2.0% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Tax Act, in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media’s pension plan are as prescribed by the Tax Act and are based on a maximum salary of $175,334. An executive officer contributes to this plan an amount equals to 5% of his or her salary up to a maximum of $8,767 as of December 31, 2022. Videotron has no liability regarding Quebecor Media’s pension plan. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. However, Quebecor Media reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date. New employees are eligible to enroll in a retirement savings plan.

The total amount Videotron contributed for the year ended December 31, 2022 to provide the pension benefits to its senior executives, as a group, was $228,600. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by Videotron to all participants, refer to Note 27 of its audited consolidated financial statements for the year ended December 31, 2022 included under “Item 18. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media’s and Videotron’s pension plans:

	Years of Participation
Compensation	10	15	20	25	30
$175,334	$35,067	$52,600	$70,133	$87,667	$105,200

C-	Board Practices

Reference is made to “A. Directors and Senior Management” above for the current term of office, if applicable, and the period during which Videotron’s directors and senior management have served in that office.

There are no directors’ service contracts with Videotron or any of its subsidiaries providing for benefits upon termination of employment.

Videotron’s Board of Directors is comprised of six directors. Each director is nominated and elected by Quebecor Media, Videotron’s parent corporation, to serve until a successor director is elected or appointed. Videotron’s Board of Directors has an Audit and Risk Management Committee, but Videotron does not have a compensation committee. The Human Resources and Corporate Governance Committee of Quebecor Media decides certain matters relating to the compensation of officers and employees of Videotron.

Audit and Risk Management Committee

Videotron’s Audit and Risk Management Committee is currently composed of four Directors, namely Ms. Chantal Bélanger, Ms. Michèle Colpron, Ms. Lise Croteau and Mr. André P. Brosseau. Ms. Bélanger is the Chair of Videotron’s Audit and Risk Management Committee. Videotron’s Board of Directors has determined that more than one of the members of the Audit and Risk Management Committee is an “audit committee financial expert” as defined under SEC rules. See “Item 16A — Audit Committee Financial Expert”. Videotron’s Board of Directors has adopted the mandate of its Audit and Risk Management Committee in light of the Sarbanes-Oxley Act of 2002 and related SEC rulemaking. Videotron’s Audit and Risk Management Committee assists its Board of Directors in overseeing i) the effectiveness of internal and financial controls and reporting, ii) the quality and integrity of the presentation of the financial statements and financial information and iii) the processes of identifying and managing enterprise risks. Videotron’s Audit and Risk Management Committee also oversees its compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

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

At December 31, 2022, Videotron had 5,455 employees. At December 31, 2021 and 2020, Videotron had 5,841 and 6,538 employees, respectively. Substantially all of Videotron’s employees are based and work in the Province of Québec. Videotron had 3,211 unionized employees, and the terms of their employment are governed by one of its five regional collective bargaining agreements. There are two collective bargaining agreements covering unionized employees in the Québec City (402 unionized employees) and Saguenay regions (207 unionized employees), which were both renewed on September 13, 2022 and will expire on December 31, 2026. The collective bargaining agreement covering 2,337 unionized employees in the Montréal region will expire on December 31, 2025. The collective bargaining agreement covering 229 unionized employees in the Gatineau region expired on August 31, 2021. Negotiations are in progress for this agreement. The other collective bargaining agreement covering 36 unionized employees of Videotron’s subsidiary, SETTE Inc., was renewed on June 30, 2022 and will expire on December 31, 2023.

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

Videotron enters into related party transactions from time to time. These related party transactions are further described under “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position – Financial Position as of December 31, 2022” and in Note 26 to Videotron’s audited consolidated financial statements included under “Item 18. Financial Statements” in this annual report. These related party transactions have been accounted for at the consideration agreed between parties:

	As of December 31,
	2022	2021	2020

	(in millions)
Ultimate Parent and Parent Corporation:
Revenues	$0.4	$0.4	$0.4
Purchase of goods and services	10.2	10.2	9.6
Operating expenses recovered	(2.3)	(2.3)	(1.4)

Corporations Under Common Control:
Revenues	4.7	5.3	4.9
Purchase of goods and services	112.3	109.7	95.7
Operating expenses recovered	(0.7)	0.4	1.4

Management fee

Videotron pays annual management fees to the parent corporation for services rendered to Videotron, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $27.2 million in 2022, $40.5 million in 2021 and $41.0 million in 2020. In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. These transactions were accounted for at the consideration agreed between the parties.

Income tax transactions

On December 7, 2022, 9346-9963 Québec Inc., a subsidiary of Quebecor Media, redeemed 2,113,000 preferred shares, Series N for a total cash consideration of $2,113.0 million. On the same day, Videotron used the total proceeds of $2,113.0 million to repay its subordinated loans contracted from Quebecor Media Inc.

On October 17, 2022, Videotron contracted a subordinated loan of $2,113.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable semi-annually, and maturing on October 17, 2052. On the same day, Videotron invested the total proceeds of $2,113.0 million into 2,113,000 preferred shares, Series N, of 9346-9963 Québec Inc. These shares carry the right to receive an annual dividend of 10.6%, payable semi-annually.

On December 10, 2021, 9346-9963 Québec Inc. redeemed 1,473,000 preferred shares, Series M for a total cash consideration of $1,473.0 million. On the same day, the Corporation used the total proceeds of $1,473.0 million to repay its subordinated loans contracted from Quebecor Media Inc.

On October 1, 2021, the Corporation contracted a subordinated loan of $1,473.0 million from Quebecor Media Inc., bearing interest at a rate of 8.5%, payable semi-annually, and maturing on October 1, 2051. On the same day, the Corporation invested the total proceeds of $1,473.0 million into 1,473,000 preferred shares, Series M, of 9346-9963 Québec Inc. These shares carry the right to receive an annual dividend of 8.6%, payable semi-annually.

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

Purchase of shares of Quebecor Media and subsidiary subordinated loans

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, Videotron enters into certain transactions from time to time that have the effect of using tax losses within the Quebecor Media group. These transactions are described further under “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position – Financial Position as of December 31, 2022” and in Note 26 to Videotron’s audited consolidated financial statements which are included under “Item 18. Financial Statements” in this annual report.

C-	Interests of Experts and Counsel

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

A-	Consolidated Statements and Other Financial Information

Videotron’s consolidated balance sheets as of December 31, 2022 and 2021, and its consolidated statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2022, 2021 and 2020, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

Legal Proceedings

Videotron and its subsidiaries are involved in a number of legal proceedings as defendants or plaintiffs which are pending. In the opinion of Videotron’s management, the outcome of these proceedings is not expected to have a material adverse effect on Videotron’s results or financial position.

Dividend Policy

During the years ended December 31, 2022, December 31, 2021 and December 31, 2020, Videotron paid aggregate cash dividends on its common shares of $671,000,000, $585,000,000 and $611,000,000, respectively. Videotron currently expects to pay dividends and other distributions on its common shares in the future. The declaration and payment of dividends and other distributions is in the sole discretion of Videotron’s Board of Directors, and any decision regarding the declaration of dividends and other distributions will be made by its Board of Directors depending on, among other things, its financial resources, the cash flows generated by its business, its capital needs, and other factors considered relevant by its Board of Directors, including the terms of its indebtedness and applicable law.

B-	Significant Changes

Except as otherwise disclosed in this annual report, there has been no other significant change in Videotron’s financial position since December 31, 2022.

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

1.(a)The Corporation’s by-laws provide that a director must disclose the nature and value of any interest he has in a contract or transaction to which the Corporation is a party. A director must also disclose a contract or transaction to which the Corporation and any of the following are a party:

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

2.	The rights, preferences and restrictions attaching to the Corporation’s common shares and its preferred shares (consisting of its Class “A” Common Shares and its authorized classes of preferred shares, comprised or its Class “B” Preferred Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares, Class “F” Preferred Shares, Class “G” Preferred Shares and Class “H” Preferred Shares) are set forth below:

Common Shares

Class “A” Common Shares

(a)	Dividend rights: Subject to the rights of the holders of preferred shares (including their redemption rights) and subject to applicable law, each Class “A” Common Share is entitled to receive such dividends as the Board of Directors shall determine.
(b)	Voting rights: The holders of Class “A” Common Shares are entitled to vote at each shareholders’ meeting with the exception of meetings at which only the holders of another class of shares are entitled to vote. Each Class “A” Common Share entitles the holder to one vote. The holders of the Class “A” Common Shares shall elect the directors of the Corporation at an annual or special meeting of shareholders called for that purpose, except that any vacancy occurring in the Board of Directors may be filled, for the remainder of the term, by the Corporation’s Directors. At any meeting of shareholders called for such purpose, directors are elected by a majority of the votes cast in respect of such election.
(c)	Rights to share in the Corporation’s profits: Other than as described in paragraph (a) above (whereby the holders of Class “A” Common Shares are entitled to receive dividends as determined by the Corporation’s Board of Directors subject to certain restrictions) and paragraph (d) below (whereby the holders of Class “A” Common Shares are entitled to participation in the remaining property and assets of the Corporation available for distribution in the event of liquidation or dissolution), None.
(d)	Rights upon liquidation: In the event of the Corporation’s liquidation or dissolution or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Class “A” Common Shares shall be entitled, subject to the rights of the holders of preferred shares, to participate equally, share for share, in the Corporation’s residual property and assets available for distribution to its shareholders, without preference or distinction.
(e)	Redemption provisions: None.
(f)	Sinking fund provisions: None.
(g)	Liability to further capital calls by the Corporation: None, provided that the Corporation’s directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.
(h)	Provisions discriminating against existing or prospective holders of common shares as a result of such holders owning a substantial number of common shares: None.

Preferred Shares

Class “B” Preferred Shares

(a)	Dividend rights: When the Corporation’s Board of Directors declares a dividend, the holders of Class “B” Preferred Shares have the right to receive, in priority over the holders of Class “A” Common Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares, Class “F” Preferred Shares and Class “H” Preferred Shares, but subordinated to the holders of Class “G” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of Class “B” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of the Corporation.
(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of Class “B” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.
(c)	Rights to share in the Corporation’s profits: Other than as described in paragraph (a) above (whereby the holders of Class “B” Preferred Shares are entitled to receive certain dividends, if and when declared by the Board of Directors), paragraph (d) below (whereby the holders of Class “B” Preferred Shares are entitled to participate in the distribution of the residual property and assets of the Corporation available for distribution in the event of its liquidation or winding-up) and paragraph (e) below (whereby the holders of Class “B” Preferred Shares have certain redemption rights): None.
(d)	Rights upon liquidation: In the event of the Corporation’s liquidation, dissolution or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of the Class “B” Preferred Shares shall be entitled to repayment of the amount paid for the Class “B” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “B” Preferred Shares.

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

Videotron’s by-laws provide that notice specifying the place, date, time and purpose of any meeting of its shareholders shall be sent to all the shareholders entitled to vote and to each director at least twenty-one (21) days but not more than sixty (60) days before the meeting by any means providing proof of the date of sending at the addresses indicated in its records.

Videotron’s chairman of the board or, in his absence, the vice-chair of the board, if any, or in his absence, the president and chief executive officer or any other person that may be named by the board shall preside at all meetings of the shareholders. If the person who is to chair the meeting is not present at the meeting within fifteen (15) minutes after the time appointed for the meeting, the shareholders present choose one of their own to chair the meeting.

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

Videotron’s senior credit facilities, as amended and restated as of June 16, 2015 (and as amended thereafter), currently provide for a $2,000,000,000 secured revolving credit facility that matures on July 20, 2026. The proceeds of the revolving credit facility can be used for general corporate purposes including, without limitation, to issue letters of credit and to pay dividends to Quebecor Media subject to certain conditions.

Advances under Videotron’s secured revolving credit facility bear interest at, as applicable, the Canadian prime rate, the U.S. prime rate, Term SOFR or the bankers’ acceptance rate, plus agreed pricing margins. Videotron has also agreed to pay specified standby fees in respect of its revolving credit facility.

The revolving credit facility is repayable in full on July 20, 2026.

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

(k)	Share Purchase Agreement dated as of August 12, 2022, by and among Quebecor, Videotron, Rogers and Shaw.

On August 12, 2022, Quebecor, the Corporation, Rogers and Shaw entered into a share purchase agreement for the sale of Freedom to the Corporation, including the Freedom brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets, for a purchase price of $2.85 billion on a cash-free and debt-free basis. According to the terms of the share purchase agreement, the acquisition of Freedom is conditional on (i) clearance under the Competition Act (Canada), which has been obtained, and (ii) approval of the Minister of Innovation, Science and Industry, which remains outstanding. The completion of the acquisition of Freedom is further subject to: (i) there not having occurred a Material Adverse Effect (as such term is defined in the share purchase agreement), and (ii) the satisfaction of all conditions or waiver of all conditions precedent to the completion of the purchase by Rogers of all of the issued and outstanding shares in the capital of Shaw by way of a plan of arrangement under the provisions of the Business Corporations Act (Alberta).

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

There is no limitation imposed by Canadian law or by the Articles of Incorporation or other charter documents of Videotron on the right of a non-resident to hold voting shares of Videotron, other than as provided by the Investment Canada Act (Canada), as amended, in particular, by the Canada-United States-Mexico Agreement (Canada) (“CUSMA”), and the World Trade Organization (WTO) Agreement Implementation Act. The Investment Canada Act (Canada) requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Investment Canada Act (Canada). Generally, the threshold for review will be higher in monetary terms for a member of the WTO or CUSMA.

In addition, there are regulations related to the ownership and control of Canadian broadcast undertakings. See “Item 4 — Information on the Corporation — Regulation”.

E-	Taxation

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of (i) Videotron’s 5⅜% Senior Notes due June 15, 2024 (the “5⅜% Senior Notes”), (ii) Videotron’s 5⅝% Senior Notes due June 15, 2025 (the “5⅝% Senior Notes”), (iii) Videotron’s 5¾% Senior Notes due January 15, 2026 (the “5¾% Senior Notes”), (iv) Videotron’s 5⅛% Senior Notes due April 15, 2027 (the “5⅛% Senior Notes”), (v) Videotron’s 3⅝% Senior Notes due June 15, 2028 (the “3⅝% C$ Senior Notes”), (vi) Videotron’s 3⅝% Senior Notes due June 15, 2029 (the “3⅝% US$ Senior Notes”), (vii) Videotron’s 4½% Senior Notes due January 15, 2030 (the “4½% Senior Notes”), and (viii) Videotron’s 3⅛% Senior Notes due January 15, 2031 (the “3⅛% Senior Notes”) (collectively, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. Videotron’s 5⅝% Senior Notes, 5¾% Senior Notes, 3⅝% C$ Senior Notes, 4½% Senior Notes and 3⅛% Senior Notes are denominated in Canadian dollars (the “Canadian dollar Notes”). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Videotron uses certain financial instruments, such as cross-currency interest rate swaps and foreign exchange forward contracts, to manage interest rate and foreign exchange risk exposures. These instruments are used solely to manage the financial risks associated with its obligations and are not used for trading or speculation purposes. For more information regarding Videotron’s financial instruments and financial risk management, refer to Note 25 to its audited consolidated financial statements for the year ended December 31, 2022 included under “Item 18. Financial Statements” of this annual report.

Foreign Currency Risk

Most of Videotron’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures, are received or denominated in Canadian dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. Videotron has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2022 and to hedge its exposure on certain purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures. Accordingly, Videotron’s sensitivity to variations in foreign exchange rates is economically limited.

Interest Rate Risk

Videotron’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) the bankers’ acceptance rate, (ii) Term SOFR, (iii) Canadian prime rate or (iv) U.S. prime rate, as applicable. The Senior Notes issued by Videotron bear interest at fixed rates. Videotron has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2022, after taking into account the hedging instruments, long-term debt was comprised of 95.1% fixed rate debt (91.4% in 2021) and 4.9% floating rate debt (8.6% in 2021).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian bankers’ acceptance rate as of December 31, 2022 was $2.5 million.

Credit Risk

Credit risk is the risk of financial loss to Videotron if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises principally from amounts receivable from customers, including contract assets.

The carrying amounts of financial assets represent the maximum credit exposure.

In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2022, no customer balance represented a significant portion of Videotron’s consolidated trade receivables. Videotron is using the expected credit losses method to estimate its provision for credit losses, which considers historical terms of payment and acceptable collection periods for each customer class, as well as changes in its customers’ credit profiles. As of December 31, 2022, the provision for expected credit losses represented 1.6% of the gross amount of accounts receivable and contract assets (1.9% as of December 31, 2021), while 2.8% of trade receivables were 90 days past their billing date (5.3% as of December 31, 2021).

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

Principal Repayments

As at December 31, 2022, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

Year ending December 31,	(in millions of dollars)
2023	0.0
2024	813.2
2025	400.0
2026	452.5
2027	813.2
2028 and thereafter	2,877.7
Total	$5,356.6

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of security holders.

Use of Proceeds

Not applicable.

ITEM 15 – CONTROLS AND PROCEDURES

As at the end of the period covered by this report, Videotron’s President and Chief Executive Officer and Videotron’s Senior Vice President and Chief Financial Officer, together with members of Videotron’s senior management, have carried out an evaluation of the effectiveness of Videotron’s disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, Videotron’s President and Chief Executive Officer and Videotron’s Senior Vice President and Chief Financial Officer, concluded that Videotron’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that Videotron files or submits under the Exchange Act is accumulated and communicated to management, including Videotron’s principal executive and principal financial officer, to allow timely decisions regarding disclosure.

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

Videotron’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that Videotron’s internal control over financial reporting was effective as of December 31, 2022.

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

ITEM 16B – CODE OF ETHICS

Videotron has a Code of Ethics that applies to all directors, officers and employees of Videotron, including its Chief Executive Officer, Vice President Finance, principal accounting officer, controller and persons performing similar functions. Videotron’s Code of Ethics is included as an exhibit to this annual report on Form 20-F.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as Videotron’s independent registered public accounting firm for the fiscal years ended December 31, 2022, 2021 and 2020. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2022 are included in this annual report on Form 20-F.

Videotron’s Audit and Risk Management Committee establishes the independent auditors’ compensation. The Audit and Risk Management Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit and Risk Management Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2022, 2021 and 2020, none of the non-audit services described below were approved by the Audit and Risk Management Committee of Videotron’s Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by Videotron’s independent auditors, Ernst & Young LLP, for the fiscal years ended December 31, 2022, 2021 and 2020.

	2022	2021	2020
Audit Fees(1)	$1,221,560	$1,283,320	$1,152,374
Audit related Fees(2)	100,400	—	—
Tax Fees(3)	173,448	32,800	40,493
All Other Fees(4)	—	—
Total	$1,495,408	$1,316,120	$1,192,867
(1)	Audit Fees consist of fees approved for the annual audit of Videotron’s consolidated financial statements and quarterly reviews of interim financial statements of Videotron with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues and translation. It also includes audit and attestation services required by statute or regulation, such as comfort letters and consents, SEC prospectus and registration statements, other filings and other offerings, including annual reports and SEC forms and statutory audits.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards on proposed transactions, due diligence or accounting work related to acquisitions; employee benefit plan audits, and audit or attestation services not required by statute or regulation.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refunds, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers, acquisitions and divestitures, transfer pricing, and requests for advance tax rulings or technical interpretations.
(4)	All Other Fees include fees billed for forensic accounting and occasional training services, assistance with respect to internal controls over financial reporting and disclosure controls and procedures.

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

ITEM 16I – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 17 – FINANCIAL STATEMENTS

Not applicable.

ITEM 18 – FINANCIAL STATEMENTS

Videotron’s consolidated balance sheets as at December 31, 2022 and 2021 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2022, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

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

1.4

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

1.6

Amended and Restated Certificate of Incorporation of Videotron US Inc. as of October 1, 2008 (incorporated by reference to Exhibit 1.10 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

1.7

By-laws of Videotron US Inc. (incorporated by reference to Exhibit 1.11 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 6, 2009, Commission file No. 033-51000).

1.8

Certificate and Articles of Constitution of 9176-6857 Québec Inc. as of December 5, 2006 (translation) (incorporated by reference to Exhibit 1.29 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

1.9

Certificate and Articles of Amendment of 9176-6857 Québec Inc. as of June 13, 2014 (translation) (incorporated by reference to Exhibit 1.30 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

1.10

By-laws of 9176-6857 Québec Inc. (translation) (incorporated by reference to Exhibit 1.31 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

1.11

Certificate and Articles of Incorporation of Fizz Mobile & Internet Inc. as of November 27, 2018 (translation) (incorporated by reference to Exhibit 1.28 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

1.12

By-laws of Fizz Mobile & Internet Inc. (translation) (incorporated by reference to Exhibit 1.29 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

1.13	Certificate and Articles of Amalgamation of VMedia Inc. as of November 1, 2018.

1.14	By-laws of VMedia Inc. (translation).

1.15	Certificate and Articles of Incorporation of rivertv Inc. as of May 19, 2019.

1.16	By-laws of rivertv Inc. (translation).

1.17	Certificate and Articles of Incorporation of 2251723 Ontario Inc. as of July 27, 2010.

1.18	By-laws of 2251723 Ontario Inc.

2.1

Form of 5% Senior Notes due July 15, 2022 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.47 to Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.2

Form of Notation of Guarantee by the subsidiary guarantors of the 5% Senior Notes due July 15, 2022 of Videotron (incorporated by reference to Exhibit E of Exhibit 2.47 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.3

Indenture, dated as of March 14, 2012, by and among Videotron, the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.47 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.4

Supplemental Indenture, dated as of March 12, 2015, by and among Videotron, 4Degrees Colocation Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.9 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.5

Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.10 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

2.6

Supplemental Indenture, dated as of June 20, 2016, by and among Videotron, 9176-6857 Québec Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.12 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

2.7

Supplemental Indenture, dated as of December 18, 2019, by and among Videotron, and 9408-8713 Québec Inc. and Fizz Mobile & Internet Inc., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.7 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.8

Supplemental Indenture, dated as of January 5, 2021, by and among Videotron, and Télédistribution Amos Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.8 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).

2.9

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.9 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

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

2.18

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.18 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.19

Supplemental Indenture, dated as of October 26, 2022, by and among Videotron, VMedia Inc., 2251723 Ontario Inc. and rivertv Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013.

2.20

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

2.23

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

2.26

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

2.27

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

2.28

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.27 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.29

Supplemental Indenture, dated as of October 26, 2022, by and among Videotron, and VMedia Inc., 2251723 Ontario Inc. and rivertv Inc., as guarantors, and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014.

2.30

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

2.33

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

2.34

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

2.37

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.18 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.38

Supplemental Indenture, dated as of October 26, 2022, by and among Videotron, VMedia Inc., 2251723 Ontario Inc. and rivertv Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.19 above).

2.39

Form of 5⅛% Senior Notes due April 15, 2027 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.26 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

2.40

Form of Notation of Guarantee by the subsidiary guarantors of the 5⅛% Senior Notes due April 15, 2027 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.26 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

2.41

Indenture, dated as of April 13, 2017, by and among Videotron, the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.26 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

2.42

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

2.44

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 13, 2017 (incorporated by reference to Exhibit 2.41 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.45

Supplemental Indenture, dated as of October 26, 2022, by and among Videotron, and VMedia Inc., 2251723 Ontario Inc. and rivertv Inc., as guarantors, and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 13, 2017.

2.46

Form of 4½% Senior Notes due January 15, 2030 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.34 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.47

Form of Notation of Guarantee of the subsidiary guarantors of the 4½% Senior Notes due January 15, 2030 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.34 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.48

Indenture, dated as of October 8, 2019, by and among Videotron, the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.34 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 24, 2020, Commission file No. 033-51000).

2.49

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

2.50

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

2.51

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of October 8, 2019 (incorporated by reference to Exhibit 2.18 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.52

Supplemental Indenture, dated as of October 26, 2022, by and among Videotron, VMedia Inc., 2251723 Ontario Inc. and rivertv Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of October 8, 2019 (incorporated by reference to Exhibit 2.19 above).

2.53

Form of 3⅛% Senior Notes due January 15, 2031 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.44 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).

2.54

Form of Notation of Guarantee of the subsidiary guarantors of the 3⅛% Senior Notes due January 15, 2031 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.44 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).

2.55

Indenture, dated as of January 22, 2021, by and among Videotron, the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.44 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 25, 2021, Commission file No. 033-51000).

2.56

Supplemental Indenture, dated as of April 16, 2021, by and among Videotron, and Cablovision Warwick Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 22, 2021 (incorporated by reference to Exhibit 2.18 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.57

Supplemental Indenture, dated as of October 26, 2022, by and among Videotron, VMedia Inc., 2251723 Ontario Inc. and rivertv Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of January 22, 2021 (incorporated by reference to Exhibit 2.19 above).

2.58

Form of 3⅝% Senior Notes due June 15, 2028 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.54 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.59

Form of Notation of Guarantee of the subsidiary guarantors of the 3⅝% Senior Notes due June 15, 2028 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.54 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.60

Indenture, dated as of June 17, 2021, by and among Videotron, the subsidiary guarantors signatory thereto and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.54 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.61

Supplemental Indenture, dated as of October 26, 2022, by and among Videotron, VMedia Inc., 2251723 Ontario Inc. and rivertv Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2021 (incorporated by reference to Exhibit 2.19 above).

2.62

Form of 3⅝% Senior Notes due June 15, 2029 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.57 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.63

Form of Notation of Guarantee of the subsidiary guarantors of the 3⅝% Senior Notes due June 15, 2029 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.57 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.64

Indenture, dated as of June 17, 2021, by and among Videotron, the subsidiary guarantors signatory thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 2.57 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 24, 2022, Commission file No. 033-51000).

2.65

Supplemental Indenture, dated as of October 26, 2022, by and among Videotron, and VMedia Inc., 2251723 Ontario Inc. and rivertv Inc., as guarantors, and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of June 17, 2021.

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

4.8

Fourth Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of May 20, 2022, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, the financial institutions signatory thereto, 9293-6707 Québec Inc., Videotron Infrastructures Inc., Télédistribution Amos Inc. and Mobile & Internet Fizz Inc., as guarantors, and acknowledged by 9176-6857 Québec Inc. and Cablovision Warwick Inc., as guarantors [Redacted].

4.9

Fifth Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of July 15, 2022, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, the financial institutions signatory thereto, 9293-6707 Québec Inc., Videotron Infrastructures Inc., Télédistribution Amos Inc. and Mobile & Internet Fizz Inc., as guarantors, and acknowledged by 9176-6857 Québec Inc. and Cablovision Warwick Inc., as guarantors.

4.10

Sixth Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amendment Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of January 13, 2023, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, the financial institutions signatory thereto, 9293-6707 Québec Inc., Videotron Infrastructures Inc. and Mobile & Internet Fizz Inc., as guarantors, and acknowledged by 9176-6857 Québec Inc., 2251723 Ontario Inc., VMedia Inc. and RiverTV Inc., as guarantors [Redacted].

4.11

Form of Guarantee of the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 4.1 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.12

Form of Share Pledge of the shares of Videotron and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 4.1 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

8.1	Subsidiaries of Videotron.

11.1	Code of Ethics.

12.1	Certification of Pierre Karl Péladeau, President of Videotron, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Jean-François Lescadres, Vice President Finance of Videotron, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Karl Péladeau, President of Videotron, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of Jean-François Lescadres, Vice President Finance of Videotron pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

101	Interactive Data Files.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIDEOTRON LTD.
By:	/s/ Jean-François Lescadres
Name: Jean-François Lescadres
Title: Vice President Finance

Dated: March 27, 2023

VIDEOTRON LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of Videotron Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Videotron Ltd. [the “Corporation”] as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation at December 31, 2022 and 2021, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards [“IFRSs”] as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the Corporation’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) [“PCAOB”] and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: [1] relate to accounts or disclosures that are material to the financial statements and [2] involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Timing of Revenue Recognition from Subscriber Services

Description of the matter

As disclosed in note 1 (e) to the consolidated financial statements, the Corporation recognizes revenue from subscriber services, such as television, Internet access and wireline and mobile telephony, when the services are provided. Operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided, and the portion of revenues that is invoiced and unearned is presented as deferred revenues. The Corporation recognized $3,718.2 million of revenues for the year ended December 31, 2022, of which a significant portion is related to these services, and $277.1 million of deferred revenue as of December 31, 2022.

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

How we addressed the matter in our audit

To test the timing of revenue recognition from subscriber services and the deferred revenue balance, our audit procedures included, among others, obtaining an understanding, evaluating the design, and testing the operating effectiveness of manual controls, as well as the application controls and the IT general controls with the assistance of our IT specialists, related to the timing of revenue recognition for subscriber services. We reperformed management’s calculation of the deferred revenue balance related to these subscriber services as of December 31, 2022. We tested a sample of the relevant data used for the calculation of the deferred revenue balance related to the subscriber services as of December 31, 2022, by comparing the invoice date, the invoice amount, and the types of services to the invoice and the related cash receipt. We assessed the appropriateness of manual entries posted to the deferred revenue account by agreeing to supporting documentation. Finally, we independently developed expectations of revenue per user by service type and compared it to the average revenue per user by service type.

Capitalization of Labor Costs to Property, Plant and Equipment and to Intangible Assets

Description of the matter

As disclosed in note 2 to the consolidated financial statements, $141.8 million of labor costs were capitalized to property, plant and equipment and to intangible assets during the year ended December 31, 2022. Given the complexity and high volume of internal projects for which many employees are working on multiple projects, the capitalization of labor costs is considered to be a critical audit matter.

How we addressed the matter in our audit

To test the capitalization of labor costs to property, plant and equipment and to intangible assets, our audit procedures included, among others, obtaining an understanding, evaluating the design, and testing the operating effectiveness of controls related to the capitalization of labor costs. We discussed with project managers, for a sample of significant projects, the nature of the project and the nature of the costs capitalized, and analyzed variances compared to the budget for each cost category, including labor costs. We corroborated variances compared to the budget to supporting documents such as invoices or employee timesheets. In addition, we corroborated, on a sample basis, labor costs capitalized by comparing the number of hours worked by an employee and their charge out rate on a specific project to the approved timesheet. Finally, we performed analytical procedures by comparing the proportion of internal labor per project to prior year.

/s/ Ernst & Young LLP

We have served as the Corporation’s auditor since 2008.

Montreal, Canada

March 24, 2023

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2022, 2021 and 2020

(in millions of Canadian dollars)

	Note	2022	2021	2020
Revenues
Internet		$1,238.1	$1,201.4	$1,131.4
Television		799.2	836.1	903.6
Mobile telephony		780.3	712.5	658.5
Wireline telephony		292.5	318.5	338.4
Mobile equipment sales		322.2	276.4	257.2
Wireline equipment sales		92.2	204.0	151.7
Other		193.7	186.1	181.7
		3,718.2	3,735.0	3,622.5

Employee costs	2	397.7	405.9	403.8
Purchase of goods and services	2	1,407.6	1,453.4	1,354.3
Depreciation and amortization	10, 11, 12	699.6	717.8	743.8
Financial expenses	3	244.6	232.1	208.5
Loss on valuation and translation of financial instruments		0.8	0.4	1.2
Restructuring of operations and other items	4	12.7	11.6	29.4
Loss on debt refinancing	5	—	40.1	—
Income before income taxes		955.2	873.7	881.5
Income taxes (recovery):	6
Current		263.4	235.5	188.5
Deferred		(65.5)	(55.2)	(0.6)
		197.9	180.3	187.9
Income from continuing operations		757.3	693.4	693.6
Income from discontinued operations	28	—	—	34.8
Net income		$757.3	$693.4	$728.4

Income from continuing operations attributable to
Shareholder		$757.2	$693.3	$693.5
Non-controlling interests		0.1	0.1	0.1

Net income attributable to
Shareholder		$757.2	$693.3	$728.3
Non-controlling interests		0.1	0.1	0.1

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2022, 2021 and 2020

(in millions of Canadian dollars)

	Note	2022	2021	2020
Income from continuing operations		$757.3	$693.4	$693.6

Other comprehensive income (loss) from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments		(58.9)	4.6	(17.1)
Deferred income taxes		6.2	1.4	4.9
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)	27	77.3	107.9	(61.0)
Deferred income taxes		(20.5)	(28.6)	16.2
Reclassification to income:
Gain related to cash flow hedges	5	—	(1.0)	—
Deferred income taxes		—	0.6	—
		4.1	84.9	(57.0)

Comprehensive income from continuing operations		761.4	778.3	636.6
Income from discontinued operations	28	—	—	34.8
Comprehensive income		$761.4	$778.3	$671.4

Comprehensive income from continuing operations attributable to
Shareholder		$761.3	$778.2	$636.5
Non-controlling interests		0.1	0.1	0.1

Comprehensive income attributable to
Shareholder		$761.3	$778.2	$671.3
Non-controlling interests		0.1	0.1	0.1

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2022, 2021 and 2020

(in millions of Canadian dollars)

	Equity attributable to the shareholder
				Equity
			Accumulated	attributable
			other	to non-
	Capital		comprehensive	controlling
	stock	Deficit	loss	interests	Total equity
	(note 19)		(note 21)
Balance as of December 31, 2019	$1,008.8	$(839.1)	$(48.7)	$0.5	$121.5
Net income	—	728.3	—	0.1	728.4
Other comprehensive loss	—	—	(57.0)	—	(57.0)
Issuance of common shares	6.8	—	—	—	6.8
Dividends	—	(611.0)	—	(0.2)	(611.2)
Balance as of December 31, 2020	1,015.6	(721.8)	(105.7)	0.4	188.5
Net income	—	693.3	—	0.1	693.4
Other comprehensive income	—	—	84.9	—	84.9
Reduction of paid-up capital	(720.0)	—	—	—	(720.0)
Dividends	—	(585.0)	—	(0.1)	(585.1)
Balance as of December 31, 2021	295.6	(613.5)	(20.8)	0.4	(338.3)
Net income	—	757.2	—	0.1	757.3
Other comprehensive income	—	—	4.1	—	4.1
Issuance of common shares	17.3	—	—	—	17.3
Dividends	—	(671.0)	—	(0.2)	(671.2)
Balance as of December 31, 2022	$312.9	$(527.3)	$(16.7)	$0.3	$(230.8)

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2022, 2021 and 2020

(in millions of Canadian dollars)

	Note	2022	2021	2020
Cash flows related to operating activities
Income from continuing operations		$757.3	$693.4	$693.6
Adjustments for:
Depreciation of property, plant and equipment	10	516.0	542.4	586.8
Amortization of intangible assets	11	142.4	136.7	122.6
Depreciation of right-of-use assets	12	41.2	38.7	34.4
Loss on valuation and translation of financial instruments		0.8	0.4	1.2
Impairment of assets	4	2.9	0.8	8.4
Loss on debt refinancing	5	—	40.1	—
Amortization of financing costs	3	5.8	6.1	5.8
Deferred income taxes	6	(65.5)	(55.2)	(0.6)
Other		(1.4)	0.5	(2.0)
		1,399.5	1,403.9	1,450.2
Net change in non-cash balances related to operating activities		(49.0)	(163.5)	1.6
Cash flows provided by continuing operating activities		1,350.5	1,240.4	1,451.8

Cash flows related to investing activities
Additions to property, plant and equipment	8, 10	(369.7)	(407.2)	(429.2)
Deferred subsidies (used) received to finance additions to property, plant and equipment	1(a), 8	(123.1)	162.4	—
		(492.8)	(244.8)	(429.2)
Additions to intangible assets	11	(75.1)	(986.1)	(180.2)
Business acquisitions	7	1.4	(6.7)	(32.9)
Proceeds from disposals of assets		7.0	7.7	3.5
Other		(0.3)	(0.8)	(0.6)
Cash flows used in continuing investing activities		(559.8)	(1,230.7)	(639.4)

Cash flows related to financing activities
Net change in bank indebtedness		0.4	—	(7.1)
Net change under revolving facility, net of financing costs		(209.6)	285.0	(89.3)
Issuance of long-term debt, net of financing costs	16	—	1,986.8	—
Repayment of long-term debt	5, 16	—	(1,023.3)	—
Repayment of lease liabilities	17	(42.1)	(39.4)	(39.4)
Settlement of hedging contracts	5	–	185.2	—
Dividends		(671.0)	(585.0)	(611.0)
Dividends paid to non-controlling interests		(0.2)	(0.1)	(0.2)
Issuance of common shares	19	—	—	6.8
Reduction of paid-up capital	19	—	(720.0)	—
Cash flows (used in) provided by continuing financing activities		(922.5)	89.2	(740.2)

Cash flows (used in) provided by continuing operations		$(131.8)	$98.9	$72.2

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2022, 2021 and 2020

(in millions of Canadian dollars)

	Note	2022	2021	2020
Cash flows (used in) provided by continuing operations		$(131.8)	$98.9	$72.2

Cash flows used in discontinued operations	28	—	—	(0.6)

Cash, cash equivalents and restricted cash at beginning of the year		172.9	74.0	2.4
Cash, cash equivalents and restricted cash at end of the year		$41.1	$172.9	$74.0

Additional information on the consolidated statements of cash flows

Cash, cash equivalents and restricted cash consist of
Cash		$1.3	$9.4	$72.8
Cash equivalents		0.5	1.1	1.2
Restricted cash	1(a)	39.3	162.4	—
		$41.1	$172.9	$74.0

Changes in non-cash balances related to operating activities (excluding the effect of business acquisitions and disposals)
Accounts receivable		$(87.1)	$(201.3)	$(53.9)
Contract assets		86.4	91.5	(25.7)
Amounts receivable from and payable to affiliated corporations		10.6	16.3	2.4
Inventories		(93.1)	(33.5)	10.6
Accounts payable, accrued charges and provisions		44.1	2.5	40.9
Income taxes		(11.0)	(22.7)	72.3
Deferred revenue		(7.4)	13.9	(27.8)
Defined benefit plans		(1.8)	(1.7)	9.7
Other		10.3	(28.5)	(26.9)
		$(49.0)	$(163.5)	$1.6

Interest and taxes reflected as operating activities
Cash interest payments		$242.0	$244.8	$211.7
Cash income tax payments (net of refunds)		273.7	257.5	115.8

Non-cash investing transactions are presented in notes 7, 10, 11 and 12.

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2022 and 2021

(in millions of Canadian dollars)

	Note	2022	2021
Assets

Current assets
Cash and cash equivalents		$1.8	$10.5
Restricted cash	8	39.3	162.4
Accounts receivable	9, 14	619.1	530.4
Contract assets	14	50.2	129.4
Amounts receivable from affiliated corporations	26	13.6	17.8
Inventories		247.2	153.4
Other current assets	14	122.0	116.0
		1,093.2	1,119.9
Non-current assets
Property, plant and equipment	10	2,610.4	2,761.6
Intangible assets	11	2,162.7	2,212.0
Right-of-use assets	12	128.1	122.9
Goodwill	13	550.1	542.6
Derivative financial instruments	25	199.5	140.5
Investment in an affiliated corporation	26	1,595.0	1,595.0
Promissory note to the parent corporation	26	160.0	160.0
Other assets	14	247.9	251.3
		7,653.7	7,785.9
Total assets		$8,746.9	$8,905.8

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2022 and 2021

(in millions of Canadian dollars)

	Note	2022	2021
Liabilities and equity

Current liabilities
Bank indebtedness		$0.4	$—
Accounts payable, accrued charges and provisions	15	629.5	568.4
Amounts payable to affiliated corporations	26	95.5	89.2
Deferred revenue		277.1	284.9
Deferred subsidies	8	39.3	162.4
Income taxes		24.5	36.0
Current portion of lease liabilities	17	37.3	35.0
		1,103.6	1,175.9
Non-current liabilities
Long-term debt	16	5,318.3	5,380.1
Subordinated loan from the parent corporation	26	1,595.0	1,595.0
Lease liabilities	17	121.0	118.8
Derivative financial instruments	25	—	23.3
Deferred income taxes	6	715.5	762.7
Other liabilities	18	124.3	188.3
		7,874.1	8,068.2
Equity
Capital stock	19	312.9	295.6
Deficit		(527.3)	(613.5)
Accumulated other comprehensive loss	21	(16.7)	(20.8)
Equity attributable to the shareholder		(231.1)	(338.7)
Non-controlling interests		0.3	0.4
		(230.8)	(338.3)
Commitments and contingencies	22, 24
Total liabilities and equity		$8,746.9	$8,905.8

See accompanying notes to consolidated financial statements.

On March 24, 2023, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2022, 2021 and 2020.

On behalf of the Board of Directors,

/s/ Sylvie Lalande	/s/ Chantal Bélanger
Sylvie Lalande	Chantal Bélanger
Director	Director and Chair of Audit and Risk Management Committee

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

Videotron Ltd. (“Videotron” or the “Corporation”) is incorporated under the laws of Québec. The Corporation is a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”) and the ultimate parent corporation is Quebecor inc. Unless the context otherwise requires, Videotron or the Corporation refer to Videotron Ltd. and its subsidiaries.  The Corporation’s head office and registered office is located at 612 Saint-Jacques Street, Montreal, Québec, Canada. The percentages of voting rights and equity in its major subsidiaries are as follows:

% equity and voting
Videotron Infrastructures Inc.	100.0%
Videotron US Inc.	100.0%
SETTE Inc.	84.53%
VMedia Inc.	100.0%

The Corporation offers Internet access, television distribution, mobile and wireline telephony, business solutions and over-the-top video services in Canada.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

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

Comparative figures for the years ended December 31, 2021 and 2020 have been restated to conform to the presentation adopted for the year ended December 31, 2022.

In particular, since the second quarter of 2022, restricted cash is presented with cash and cash equivalents on the consolidated statements of cash flows, in line with the IFRS Interpretations Committee’s agenda decision finalized in the second quarter of 2022 that clarifies the presentation of cash subject to contractual restrictions agreed with a third party (see note 8). Prior period information has been restated to reflect the new presentation. Accordingly, deferred subsidies used to finance additions to property, plant and equipment related to the roll-out of high-speed Internet services in various regions of Québec are now presented under investing activities, which has the effect of increasing cash used in investing activities by $123.1 million for the year ended December 31, 2022 and decreasing cash used in investing activities by $162.4 million for the year ended December 31, 2021.

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

Years ended December 31, 2022, 2021 and 2020

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

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

(h)   Leases

The Corporation recognizes, for most of its leases, a right-of-use asset and a lease liability at the commencement of a lease. The right-of-use asset and the lease liability are initially measured at the present value of lease payments over the lease term, less incentive payments received, using the Corporation’s incremental borrowing rate at that date or the interest rate implicit in the lease. The term of the lease is comprised of the initial lease term and any additional period for which it is reasonably certain that the Corporation will exercise its extension option.

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

Years ended December 31, 2022, 2021 and 2020

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

Years ended December 31, 2022, 2021 and 2020

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

(k)  Tax credits and government assistance

The Corporation receives tax credits mainly related to its research and development activities and has access to several government programs designed to support large investment projects and the roll-out of high-speed Internet services in various regions of Québec. Government financial assistance is accounted for as a revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are being met.

(l)   Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are recorded at fair value. These highly liquid investments consist mainly of Bankers’ acceptances and term deposits.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

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

Inventories related to audiovisual content comprise broadcast rights, which are essentially contractual rights allowing the limited or unlimited broadcast of televisual products or movies. The Corporation records the rights acquired as inventory and the obligations incurred under a licence agreement as a liability when the contractual broadcast period begins and the contractual conditions of the licence are met. Audiovisual content costs are amortized to operating expenses on a straight-line basis over the contractual broadcasting period or a period not exceeding 3 years beginning at the moment that the content is made available on the Corporation’s over-the-top video services platforms.

The net realizable value of inventories related to audiovisual content is examined periodically by management and revised as necessary. The carrying value of the related inventories is reduced to the net realizable value, if necessary, based on this assessment.

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

Years ended December 31, 2022, 2021 and 2020

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

Intangible assets

Spectrum licences are recorded at cost. Spectrum licences have an indefinite useful life and are not amortized, in the view of the following facts: (i) the Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Innovation, Science and Economic Development Canada (“ISED”); (ii) the Corporation has the financial and operational ability to renew these spectrum licences; (iii) currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences, and (iv) the Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

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

Years ended December 31, 2022, 2021 and 2020

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

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

Re-measurements of the net defined benefit liability or asset are recognized immediately in other comprehensive income (loss) and in accumulated other comprehensive (loss) income. Re-measurements are comprised of the following:

●	actuarial gains and losses arising from changes in financial and demographic actuarial assumptions used to determine the defined benefit obligation or from experience adjustments to liabilities;
●	the difference between actual return on plan assets and interest income on plan assets anticipated as part of the interest on net defined benefit liability or asset calculation; and
●	changes in the net benefit asset limit or in the minimum funding liability.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

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

(i)	Purchase price allocations

As part of the purchase price allocation related to a business acquisition, the identifiable assets and liabilities of the business acquired are recognized at their fair value at the acquisition date. The determination of fair value requires management to make assumptions, estimates and judgments regarding a number of factors. It also requires management to determine the most appropriate valuation method to estimate the fair value of each asset. The determination of a purchase price allocation could have an impact on the carrying value of assets and liabilities on the consolidated balance sheets, on the depreciation and amortization charge recorded in the consolidated statements of income, as well as on the results of impairment tests and on the impairment charge.

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

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	Use of estimates and judgments (continued)
(iii)	Interpretation of laws and regulations

Interpretation of laws and regulation, including those of the Canadian Radio-television and Telecommunications Commission (CRTC) and tax regulations, requires judgment from management and could have an impact on revenue recognition, provisions, income taxes and capital expenditures in the consolidated financial statements.

(v)	Future changes to accounting standards

The IASB has issued the following amendments to accounting standards that will become effective for the annual period beginning on January 1, 2023:

•

Amendments to IAS 1, Presentation of financial statements - Disclosure of accounting policies, to require entities to disclose material accounting policies information rather than significant accounting policies;

•	Amendments to IAS 8, Accounting policies, changes in accounting estimates and errors, to clarify the definition of the terms "accounting policy" and "accounting estimate";
•

Amendments to IAS 12, Income Taxes - Deferred income taxes related to assets and liabilities arising from a single transaction, to restrict the scope of the exemption related to the recognition of deferred income taxes.

The Corporation does not expect these amendments to accounting policies to have a material impact on its consolidated financial statements.

.

2.    EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2022	2021	2020
Employee costs	$539.5	$574.3	$595.5
Less employee costs capitalized to property, plant and equipment and to intangible assets	(141.8)	(168.4)	(191.7)
	397.7	405.9	403.8
Purchase of goods and services[1]:
Royalties and rights	416.0	401.0	403.9
Cost of products sold	460.3	497.3	444.6
Subcontracting costs	92.9	147.7	148.8
Marketing and distribution expenses	62.1	61.3	56.0
Other	376.3	346.1	301.0
	1,407.6	1,453.4	1,354.3
	$1,805.3	$1,859.3	$1,758.1
1	Cost of inventories included in purchase of goods and services amounted to $444.2 million in 2022 ($470.7 million in 2021 and $407.9 million in 2020). Write-downs of inventories totalling $3.1 million were recognized in purchase of goods and services in 2022 ($2.0 million in 2021 and $1.7 million in 2020).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

3.    FINANCIAL EXPENSES

	2022	2021	2020
Third parties:
Interest on long-term debt	$235.3	$228.0	$204.3
Amortization of financing costs	5.8	6.1	5.8
Interest on lease liabilities	5.3	5.4	4.9
Interest on net defined benefit liability	3.1	5.4	4.4
Loss (gain) on foreign currency translation of short-term monetary items	2.8	(1.1)	(2.1)
Other	0.5	(3.7)	(0.9)
	252.8	240.1	216.4
Affiliated corporations:
Interest expense	182.5	175.5	167.0
Dividend income	(184.4)	(177.4)	(168.8)
Interest on lease liabilities	1.5	1.7	1.8
Interest income	(7.8)	(7.8)	(7.9)
	(8.2)	(8.0)	(7.9)
	$244.6	$232.1	$208.5

4.    RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

In 2022, a charge of $3.5 million was recorded in connection with cost reduction initiatives ($12.3 million in 2021 and $13.1 million in 2020), while a $2.9 million impairment charge on assets was also recorded in 2022 ($0.8 million in 2021 and $8.4 million in 2020).

In addition, in 2022, the Corporation also recorded $6.3 million in charges related to other items (a gain of $1.5 million in 2021 and a charge of $7.9 million in 2020).

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

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

6.    INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.5% in 2022 (26.5% in 2021 and 2020) with income taxes in the consolidated statements of income:

	2022	2021	2020
Income taxes at domestic statutory tax rate	$253.1	$231.5	$233.6
(Reduction) increase resulting from:
Non-deductible charges, non-taxable income and differences between current and future tax rates	(0.5)	(5.7)	(1.5)
Tax consolidation transactions (note 26)	(48.9)	(47.0)	(44.7)
Other	(5.8)	1.5	0.5
Income taxes	$197.9	$180.3	$187.9

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated		Consolidated
	balance sheets		income statements
	2022	2021	2022	2021	2020
Defined benefit plans	$3.4	$23.9	$—	$(2.3)	$(2.5)
Contract assets	(18.3)	(41.2)	(22.9)	(24.3)	6.7
Property, plant and equipment	(400.7)	(435.5)	(34.8)	(24.4)	(15.7)
Goodwill, intangible assets and other assets	(323.9)	(327.6)	(7.7)	7.4	11.7
Long-term debt and derivative financial instruments	(4.8)	(7.1)	3.9	(6.1)	0.6
Other	28.8	24.8	(4.0)	(5.5)	(1.4)
	$(715.5)	$(762.7)	$(65.5)	$(55.2)	$(0.6)

Changes in the net deferred income tax liability are as follows:

	2022	2021
Balance at beginning of year	$(762.7)	$(790.6)
Recognized in income as continuing operations	65.5	55.2
Recognized in other comprehensive income	(14.3)	(26.6)
Business acquisitions	(4.0)	(0.7)
Balance at end of year	$(715.5)	$(762.7)

There are no income tax consequences attached to the payment of dividends or distributions by the Corporation to its shareholder.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

7.   BUSINESS ACQUISITIONS

In 2022, Quebecor Media transferred to Videotron all shares of VMedia Inc., an independent telecommunications service provider acquired in July 2022, in exchange for the issuance of 20,958 common shares with a value of $17.3 million (note 19) and a contingent balance payable. The cash acquired relating to this transaction amounted to $1.4 million.

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

8.    RESTRICTED CASH AND DEFERRED SUBSIDIES

On March 22, 2021, Videotron and the Québec government, jointly with the Canadian government, signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in various regions of Québec. Under these agreements, the government has committed to provide financial assistance in the amount of approximately $258.0 million, which will be fully invested in Videotron’s high-speed Internet network extension. In accordance with the terms of the agreements, an amount of $216.2 million received in advance from the government in March 2021 was recorded as deferred subsidies on the consolidated balance sheets (balance of $39.3 million as of December 31, 2022 and $162.4 million as of December 31, 2021). When the investments required under the program are realized, the corresponding subsidies are recognized as a reduction in additions to property, plant and equipment.

9.    ACCOUNTS RECEIVABLE

	2022	2021
Trade	$551.6	$479.3
Other	67.5	51.1
	$619.1	$530.4

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

10.  PROPERTY, PLANT AND EQUIPMENT

Changes in the net carrying amount of property, plant and equipment are as follows:

	Land,
	buildings and		Telecom-	Projects
	leasehold	Furniture and	munication	under
	improvements	equipment	networks	development	Total
Cost

Balance as of December 31, 2020	$242.0	$1,563.1	$6,518.4	$87.1	$8,410.6
Additions	5.9	49.0	178.6	173.7	407.2
Net change in additions financed with non-cash balances	–	(0.4)	(1.1)	(11.8)	(13.3)
Decommissioning obligation	–	–	37.1	–	37.1
Reclassification	(8.4)	8.0	153.6	(153.2)	–
Retirement, disposals and other	(5.7)	(236.7)	(45.4)	–	(287.8)
Balance as of December 31, 2021	233.8	1,383.0	6,841.2	95.8	8,553.8
Additions	3.1	66.8	257.1	42.7	369.7
Net change in additions financed with non-cash balances	–	(2.6)	(9.5)	14.7	2.6
Decommissioning obligation	–	–	(2.7)	–	(2.7)
Reclassification	(6.4)	6.8	82.0	(82.4)	–
Retirement, disposals and other	(2.0)	(137.4)	(57.6)	–	(197.0)
Balance as of December 31, 2022	$228.5	$1,316.6	$7,110.5	$70.8	$8,726.4

	Land,
	buildings and		Telecom-	Projects
	leasehold	Furniture and	munication	under
	improvements	equipment	networks	development	Total
Accumulated depreciation and impairment losses

Balance as of December 31, 2020	$94.0	$1,280.9	$4,156.2	$—	$5,531.1
Depreciation	6.9	99.4	436.1	—	542.4
Retirement, disposals and other	(5.9)	(230.1)	(45.3)	—	(281.3)
Balance as of December 31, 2021	95.0	1,150.2	4,547.0	—	5,792.2
Depreciation	6.2	78.6	431.2	—	516.0
Retirement, disposals and other	(2.0)	(132.7)	(57.5)	—	(192.2)
Balance as of December 31, 2022	$99.2	$1,096.1	$4,920.7	$—	$6,116.0

Net carrying amount
As of December 31, 2021	$138.8	$232.8	$2,294.2	$95.8	$2,761.6
As of December 31, 2022	$129.3	$220.5	$2,189.8	$70.8	$2,610.4

In 2020, the depreciation of certain components of the Corporation’s telecommunication networks was accelerated in order to reflect shorter remaining useful lives as a result of technology changes. Depreciation was increased by $24.0 million in 2020 to reflect the new useful lives.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

11.  INTANGIBLE ASSETS

Changes in the net carrying amount of intangible assets are as follows:

			Customer
			relationships,
			projects
			under
	Spectrum		development
	licences	Software	and other	Total
Cost

Balance as of December 31, 2020	$979.3	$1,268.4	$130.9	$2,378.6
Additions[1]	830.0	87.6	68.5	986.1
Net change in additions financed with non-cash balances	—	(36.2)	45.1	8.9
Business acquisitions	—	—	2.3	2.3
Reclassification	—	34.5	(34.5)	—
Retirement, disposals and other	—	(15.2)	—	(15.2)
Balance as of December 31, 2021	1,809.3	1,339.1	212.3	3,360.7
Additions	—	48.0	27.1	75.1
Net change in additions financed with non-cash balances	—	5.5	(2.6)	2.9
Business acquisitions	—	11.7	6.1	17.8
Reclassification	—	165.2	(165.2)	—
Retirement, disposals and other	—	(29.8)	(0.3)	(30.1)
Balance as of December 31, 2022	$1,809.3	$1,539.7	$77.4	$3,426.4

			Customer
			relationships,
			projects
	Spectrum		development
	licences	Software	and other	Total
Accumulated amortization and impairment losses

Balance as of December 31, 2020	$247.7	$772.1	$7.4	$1,027.2
Amortization	—	133.2	3.5	136.7
Retirement, disposals and other	—	(15.2)	—	(15.2)
Balance as of December 31, 2021	247.7	890.1	10.9	1,148.7
Amortization	—	139.4	3.0	142.4
Retirement, disposals and other	—	(27.1)	(0.3)	(27.4)
Balance as of December 31, 2022	$247.7	$1,002.4	$13.6	$1,263.7

Net carrying amount
As of December 31, 2021	$1,561.6	$449.0	$201.4	$2,212.0
As of December 31, 2022	$1,561.6	$537.3	$63.8	$2,162.7
1	In 2021, the Corporation acquired 294 blocks of spectrum in the 3500 MHz band across the country.

The cost of internally generated intangible assets, mainly composed of software, was $789.9 million as of December 31, 2022 ($773.2 million as of December 31, 2021). For the year ended December 31, 2022, the Corporation recorded additions of internally generated intangible assets of $35.7 million ($154.2 million in 2021 and $73.1 million in 2020).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

11.  INTANGIBLE ASSETS (continued)

The accumulated amortization and impairment losses on internally generated intangible assets, mainly composed of software, were $456.3 million as of December 31, 2022 ($422.9 million as of December 31, 2021). For the year ended December 31, 2022, the Corporation recorded $55.5 million in amortization on its internally generated intangible assets ($46.9 million in 2021 and $44.0 million in 2020). The net carrying value of internally generated intangible assets was $333.6 million as of December 31, 2022 ($350.3 million as of December 31, 2021).

The net carrying value of intangible assets with an indefinite useful life was $1,562.8 million as of December 31, 2022 and 2021.

12.  RIGHT-OF-USE ASSETS

Changes in the net carrying amount of right-of-use assets which mainly relate to leases of premises and vehicles, are as follows:

	2022	2021
Cost
Balance at beginning of year	$352.8	$319.3
Additions financed with lease obligations	45.3	50.9
Retirement and other	(16.6)	(17.4)
Balance at end of year	381.5	352.8

Accumulated depreciation
Balance at beginning of year	229.9	208.0
Depreciation	41.2	38.7
Retirement and other	(17.7)	(16.8)
Balance at end of year	253.4	229.9

Net carrying amount	$128.1	$122.9

The Corporation does not recognize right-of-use assets and lease liabilities for short-term leases and leases of low value assets.

The net carrying amount includes right-of-use assets with affiliated corporations of $15.5 million as of December 31, 2022 ($17.5 million as of December 31, 2021). The depreciation expense on leases with affiliated corporations was $4.3 million in 2022 ($3.9 million in 2021).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

13.  GOODWILL

Changes in the net carrying amount of goodwill are as follows:

	2022	2021
Cost
Balance at beginning of year	$611.1	$606.6
Business acquisitions	7.5	4.5
Balance at end of year	618.6	611.1

Accumulated impairment losses
Balance at beginning and at end of year	68.5	68.5
Net carrying amount	$550.1	$542.6

Recoverable amount

The recoverable amount of the Telecommunications CGU was determined based on the higher of a value in use or a fair value less costs of disposal with respect to the impairment tests performed. The Corporation uses the discounted cash flow method to estimate the recoverable amount, consisting of future cash flows derived primarily from the most recent budget and three-year strategic plan approved by the Corporation’s management and the Board of Directors. These forecasts considered the CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. In particular, specific assumptions are used for each type of revenue generated by the CGU or for each type of expense, as well as for future capital expenditures. Such assumptions will consider, among many other factors, subscribers, competitive landscape, evolution of product and service offerings, wireless penetration growth, technology evolution, bargaining agreements, Canadian GDP rates and operating cost structures.

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

	2022		2021
	Pre-tax discount	Perpetual	Pre-tax discount	Perpetual
CGU group	rate (WACC)	growth rate	rate (WACC)	growth rate
Telecommunications[1]	10.5%	2.0%	8.5%	2.0%
1	The recoverable amounts was based on value in use, using the discounted cash flow method.

No reasonable changes in the discount rate or in the perpetual growth rate used in the most recent test performed would have caused the recoverable amount of the Telecommunications CGU to equal its carrying value.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

14.  OTHER ASSETS

	2022	2021
Equipment installments receivable	$431.3	$358.6
Contract costs[1]	175.4	174.8
Contract assets[2]	69.1	155.6
Other	20.1	17.1
	695.9	706.1
Less current portion of contract assets	(50.2)	(129.4)
Less current portion of contract costs (included in “Other current assets”)	(75.9)	(68.5)
Less current portion of equipment installments receivable (included in “Accounts receivable”)	(321.9)	(256.9)
	$247.9	$251.3
1	Amortization amounted to $81.4 million in 2022 ($73.3 million in 2021 and $65.9 million in 2020).
2	Impairment loss on contract assets resulting from mobile contracts being cancelled prior to their initial term amounted to $9.9 million in 2022 ($17.1 million in 2021 and $20.5 million in 2020), net of the early termination penalty charged to the customer. In current and comparative periods, there were no significant cumulative catch-up adjustments to revenue that affected the corresponding contract asset, including adjustments arising from a change in an estimate of the transaction price or a contract modification. There were also no significant changes in the time frame for a performance obligation to be satisfied.

15.  ACCOUNTS PAYABLE, ACCRUED CHARGES AND PROVISIONS

	2022	2021
Trade and accruals	$502.6	$448.2
Salaries and employee benefits	72.1	67.8
Interest payable	42.9	42.7
Provisions and other	11.9	9.7
	$629.5	$568.4

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

16.  LONG-TERM DEBT

	Effective interest rate as of
	December 31, 2022	2022	2021
Bank credit facility (i)	5.92%	$77.5	$285.0
Senior Notes (ii)		5,279.1	5,123.2
		5,356.6	5,408.2
Change in fair value related to hedged interest rate risk		(5.6)	8.3
Financing costs, net of amortization		(32.7)	(36.4)
		$5,318.3	$5,380.1

As of December 31, 2022, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $2,298.5 million ($2,156.6 million as of December 31, 2021) while the net fair value of related hedging derivative instruments was in an asset position of $196.1 million ($116.3 million as of December 31, 2021).

(i)	The bank credit facility provides for a $1,500.0 million secured revolving credit facility that matures in July 2026 and bears interest at Bankers’ acceptance rate, Secured Overnight Financing Rate (“SOFR”), Canadian prime rate or U.S. prime rate, plus a premium determined by the Corporation’s leverage ratio. The bank credit facility is secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and most of its wholly owned subsidiaries. As of December 31, 2022, the bank credit facility was secured by assets with a carrying value of $8,741.7 million ($8,900.3 million in 2021). The bank credit facility contains covenants such as maintaining certain financial ratios, as well as limitations on the Corporation’s ability to incur additional indebtedness, pay dividends, or make other distributions. As of December 31, 2022, $77.5 million was drawn on the secured revolving credit facility ($285.0 million as of December 31, 2021).

On January 13, 2023, Videotron's bank credit facility was amended to increase the secured revolving credit facility from $1,500.0 million to $2,000.0 million. Certain terms and conditions of the credit facility were also amended.

(ii)	The Senior Notes are unsecured and contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends, or make other distributions. Some Notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first three or five years of the term of the Notes and at a decreasing premium thereafter, while the remaining Notes are redeemable at a price based on a make-whole formula at any time prior to maturity. The Senior Notes are guaranteed by specific subsidiaries of the Corporation. The following table summarizes the terms of the outstanding Senior Notes as of December 31, 2022:

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

16.  LONG-TERM DEBT (continued)

		Annual nominal		Interest payable
Principal amount		interest rate	Maturity date	every 6 months on
US $	600.0	5.375%	June 15, 2024	June and December 15
	$400.0	5.625%	June 15, 2025	April and October 15
	$375.0	5.750%	January 15, 2026	March and September 15
US $	600.0	5.125%	April 15, 2027	April and October 15
	$800.0	4.500%	January 15, 2030	April and October 15
	$650.0[1]	3.125%	January 15, 2031	January and July 15
	$750.0[2]	3.625%	June 15, 2028	June and December 15
US $	500.0[3]	3.625%	June 15, 2029	June and December 15
1	The Notes were issued in January 2021 for net proceeds of $644.0 million, net of financing costs of $6.0 million.
2	The Notes were issued in June 2021 for net proceeds of $743.2 million, net of financing costs of $6.8 million.
3	The Notes were issued in June 2021 for net proceeds of $599.6 million, net of financing costs of $5.8 million.

On December 31, 2022, the Corporation was in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2023	$—
2024	813.2
2025	400.0
2026	452.5
2027	813.2
2028 and thereafter	2,877.7

Changes in long-term debt are as follows:

	2022	2021
Balance at beginning of year	$5,380.1	$4,111.5
Net change under revolving facility, net of financing costs	(209.6)	285.0
Issuance of long-term debt, net of financing costs	—	1,986.8
Repayment of long-term debt, excluding early redemption premium	—	(983.7)
Foreign currency translation	155.9	(18.5)
Amortization of financing costs	5.8	6.1
Change in fair value related to hedged interest rate risk	(13.9)	(8.5)
Other	—	1.4
Balance at end of year	$5,318.3	$5,380.1

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

17.  LEASE LIABILITIES

Changes in lease liabilities are as follows:

	2022	2021
Balance at beginning of year	$153.8	$142.3
Lease obligations financing right-of-use assets	45.3	50.9
Repayments	(42.1)	(39.4)
Other	1.3	—
	158.3	153.8
Less current portion	(37.3)	(35.0)
	$121.0	$118.8

Lease liabilities with affiliated corporations amounted to $25.4 million as of December 31, 2022 ($25.9 million in 2021).

Interest rates on lease liabilities ranged from 1.9% to 8.5% as of December 31, 2022 and 2021.

Repayments of lease liabilities over the coming years are as follows:

2023	$37.3
2024	34.4
2025	26.8
2026	20.2
2027	15.0
2028 and thereafter	24.6

18.  OTHER LIABILITIES

	Note	2022	2021
Defined benefit plans	27	$20.6	$90.2
Decommissioning obligation		59.0	59.0
Other		44.7	39.1
		$124.3	$188.3

19.  CAPITAL STOCK

(a)	Authorized capital stock

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

19.  CAPITAL STOCK (continued)

(b)	Issued and outstanding capital stock

	Common shares
	Number	Amount
Balance as of December 31, 2020	10,718,327	$1,015.6
Reduction of paid-up capital	—	(720.0)
Balance as of December 31, 2021	10,718,327	295.6
Issuance of common shares	20,958	17.3
Balance as of December 31, 2022	10,739,285	$312.9

Issuance of common shares

In 2022, the Corporation issued 20,958 common shares with a value of $17.3 million as part of VMedia Inc. transfer from Quebecor Media (note 7).

Reduction of paid-up capital

During the year ended December 31, 2021, the Corporation reduced its paid-up capital for cash considerations of $720.0 million.

20.  STOCK-BASED COMPENSATION PLANS

(a)	Ultimate parent corporation plan
(i)	Stock option plan

Under a stock option plan established by the ultimate parent corporation, 26,000,000 Quebecor Inc. Class B Subordinate Voting Shares (“Quebecor Class B Shares”) have been set aside for directors, officers, senior employees, and other key employees of the ultimate parent corporation and those of the Corporation. The exercise price of each option is equal to the weighted average trading price of the Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the granting of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. As per the provisions of the plan, options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. The Board of Directors of the ultimate parent corporation may, at its discretion, affix different vesting periods at the time of each grant. Thus, since 2018, when granting options, the Board of Directors of the ultimate parent corporation has determined that the options would vest equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. Holders of options under the stock option plan have the choice, when they exercise their options, of acquiring the Quebecor Class B Shares at the corresponding option exercise price or receiving a cash payment equivalent to the difference between the market value of the underlying shares and the exercise price of the option. Holders of options have committed to obtain the consent of the ultimate parent corporation before exercising their right to subscribe the shares for which they exercise their options.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

20.  STOCK-BASED COMPENSATION PLANS (continued)

(a)Ultimate parent corporation plan (continued)

(i)Stock option plan (continued)

The following table gives details on changes to outstanding options for the years ended December 31, 2022 and 2021:

	2022		2021
		Weighted		Weighted
		average		average
	Options	exercise price	Options	exercise price
Balance at beginning of year	543,934	$30.58	1,467,700	$30.56
Granted	650,000	27.85	—	—
Transferred	30,000	32.66	—	—
Exercised	(16,666)	26.52	(39,998)	26.52
Cancelled	(158,334)	30.27	(883,768)	30.73
Balance at end of year	1,048,934	$29.06	543,934	$30.58

Vested options at end of year	125,397	$28.48	51,864	$26.52

During the year ended December 31, 2021, 39,998 stock options of the ultimate parent corporation were exercised for a cash consideration of $0.2 million.

As of December 31, 2022, exercise prices of all outstanding options were from $26.52 to $33.19 and the average years to maturity was 8.4.

(ii)Deferred share unit plan

The DSUs are based on Quebecor Class B Subordinate Voting Shares (“Quebecor Class B Shares”). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. DSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares.

As of December 31, 2022, 12,294 DSUs were outstanding under this plan (23,293 as of December 31, 2021).

(b)	Parent corporation stock option plan

During the year ended December 31, 2021, 30,000 stock options of the parent corporation were exercised for a cash consideration of $2.0 million. As of December 31, 2022 and 2021, there were no outstanding options related to the parent corporation stock option plan.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

20.  STOCK-BASED COMPENSATION PLANS (continued)

(c)	Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plans was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the ultimate parent corporation stock option plan:

	December 31,		December 31,
	2022		2021
Risk-free interest rate	3.60%		1.32%
Distribution yield	3.97%		3.91%
Expected volatility	22.07%		22.35%
Expected remaining life	4.4	years	3.7	years

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

As of December 31, 2022, the liability for all vested options was $0.3 million as calculated using the intrinsic value ($0.1 million as of December 31, 2021).

(e)	Consolidated stock-based compensation charge

For the year ended December 31, 2022, a $0.9 million charge was recorded related to all stock-based compensation plans (a $1.8 million reversal of the charge in 2021 and a $1.9 million charge in 2020).

21.  ACCUMULATED OTHER COMPREHENSIVE LOSS ATTRIBUTABLE TO SHAREHOLDER

		Defined
	Cash flow hedges[1]	benefit plans	Total

Balance as of December 31, 2019	$33.0	$(81.7)	$(48.7)
Other comprehensive loss	(12.2)	(44.8)	(57.0)
Balance as of December 31, 2020	20.8	(126.5)	(105.7)
Other comprehensive income	5.6	79.3	84.9
Balance as of December 31, 2021	26.4	(47.2)	(20.8)
Other comprehensive (loss) income	(52.7)	56.8	4.1
Balance as of December 31, 2022	$(26.3)	$9.6	$(16.7)
1	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 6 1/2-year period.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

22.  COMMITMENTS

The Corporation has entered into long-term commitments to purchase services, tangible and intangible assets, and to pay licences and royalties. The minimum payments for the coming years are as follows:

2023	$270.0
2024 to 2027	424.2
2028 and thereafter	94.9

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

24.  CONTINGENCIES

There are a number of legal proceedings against the Corporation that are pending. At this stage of proceedings, management of the Corporation does not expect the outcome to have a material adverse effect on the Corporation’s results or on its financial position. Generally, management of the Corporation establishes provisions for claims or actions considering the facts of each case. The Corporation cannot determine when and if any payment will be made related to these legal proceedings.

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

(a)	Description of derivative financial instruments
(i)	Foreign exchange forward contracts

	CAN dollar
	average
	exchange rate
	per one U.S.	Notional	Notional
Maturity	dollar	amount sold	amount bought
Less than 1 year	1.3057	$95.3	US$	73.0

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

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

Certain cross-currency swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the market value at that date.

(b)	Fair value of financial instruments

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy, which reflects the significance of the inputs used in measuring its financial instruments:

●Level 1:quoted prices (unadjusted) in active markets for identical assets or liabilities;
●Level 2:inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
●Level 3:inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated based on discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

25. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2022 and 2021 are as follows:

	2022		2021
	Carrying	Fair	Carrying	Fair
Asset (liability)	value	value	value	value
Long-term debt[1]	$(5,356.6)	$(4,800.7)	$(5,408.2)	$(5,470.2)
Derivative financial instruments[2]
Foreign exchange forward contracts	3.4	3.4	0.9	0.9
Cross-currency swaps	196.1	196.1	116.3	116.3
1	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
2	The net fair value of derivative financial instruments designated as cash flow hedges is an asset position of $165.5 million as of December 31, 2022 ($83.0 million in 2021) and the net fair value of derivative financial instruments designated as fair value hedges is an asset position of $34.0 million as of December 31, 2022 ($34.2 million in 2021).

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

The gross carrying amounts of financial assets represent the maximum credit exposure. As of December 31, 2022, the gross carrying amount of trade receivables and contract assets, including their long-term portions, was $742.3 million ($751.1 million as of December 31, 2021).

In the normal course of business, the Corporation continuously monitors the financial condition of its customers and reviews the credit history of each new customer. The Corporation uses its customers’ historical terms of payment and acceptable collection periods for each customer class, as well as changes in its customers’ credit profiles, to define default on amounts receivable from customers, including contract assets.

As of December 31, 2022, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2022, the provision for expected credit losses represented 1.6% of the gross amount of trade receivables and contract assets (1.9% as of December 31, 2021), while 2.8% of trade receivables were 90 days past their billing date (5.3% as of December 31, 2021).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

25.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(c)	Credit risk management (continued)

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2022 and 2021:

	2022	2021
Balance at beginning of year	$14.4	$15.7
Changes in expected credit losses charged to income	16.3	16.6
Write-off	(18.6)	(17.9)
Balance at end of year	$12.1	$14.4

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

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost. The Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 5.0 years as of December 31, 2022 (5.8 years as of December 31, 2021).

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

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

25. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(d)	Liquidity risk management (continued)

As of December 31, 2022, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and on lease liabilities and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. These obligations and their maturities are as follows:

		Less than			5 years
	Total	1 year	1-3 years	3-5 years	or more
Accounts payable and accrued charges	$618.6	$618.6	$—	$—	$—
Amounts payable to affiliated corporations	95.5	95.5	—	—	—
Long-term debt[1]	5,356.6	—	1,213.2	1,265.7	2,877.7
Interest payments on long-term debt[2]	1,096.5	196.4	410.4	287.3	202.4
Lease liabilities	158.3	37.3	61.2	35.2	24.6
Interest payments on lease liabilities	18.1	5.9	7.4	3.2	1.6
Derivative financial instruments[3]	(232.1)	—	(151.0)	(8.8)	(72.3)
Total	$7,111.5	$953.7	$1,541.2	$1,582.6	$3,034.0
1	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
2	Estimate of interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2022.
3	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt.
(e)	Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures, are received or denominated in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2022, and to hedge its exposure on certain purchases of set-top boxes, gateways, modems, mobile devices and capital expenditures. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

25.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)Market risk (continued)

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of a CAN dollar per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2022 is as follows:

		Other
		comprehensive
Increase (decrease)	Income	income
Increase of $0.10	$0.4	$2.3
Decrease of $0.10	(0.4)	(2.3)

A variance of $0.10 in the 2022 average exchange rate of CAN dollar per one U.S. dollar would have resulted in a variance of $7.9 million on the value of unhedged purchases of goods and services and $4.4 million on the value of unhedged acquisitions of tangible and intangible assets in 2022.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii)SOFR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency swap agreements in order to manage cash flow risk exposure. As of December 31, 2022, after taking into account the hedging instruments, long-term debt was comprised of 95.1% fixed-rate debt (91.4% in 2021) and 4.9% floating-rate debt (8.6% in 2021).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2022 was $2.5 million.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a 100 basis-point variance in the discount rate used to calculate the fair value of financial instruments as of December 31, 2022, as per the Corporation’s valuation models, is as follows:

		Other
		comprehensive
Increase (decrease)	Income	income
Increase of 100 basis points	$(0.5)	$(4.3)
Decrease of 100 basis points	0.5	4.3

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, lease liabilities, derivative financial instruments, cash and cash equivalents and promissory note to the parent corporation. The capital structure as of December 31, 2022 and 2021 is as follows:

	2022	2021
Bank indebtedness	$0.4	$—
Long-term debt	5,318.3	5,380.1
Lease liabilities	158.3	153.8
Derivative financial instruments	(199.5)	(117.2)
Cash and cash equivalents	(1.8)	(10.5)
Promissory note to the parent corporation	(160.0)	(160.0)
Net liabilities	5,115.7	5,246.2
Equity	$(230.8)	$(338.3)

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

26.  RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel comprises members of the Board of Directors and key senior managers of the Corporation and its main subsidiaries. Their compensation is as follows:

	2022	2021	2020
Salaries and short-term benefits	$2.7	$3.2	$5.6
Share-based compensation	0.5	(1.3)	1.2
Termination and other long-term benefits	0.6	0.9	0.3
	$3.8	$2.8	$7.1

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

26.  RELATED PARTY TRANSACTIONS (continued)

Operating transactions

During the years ended December 31, 2022, 2021 and 2020, the Corporation incurred expenses with affiliated corporations, which are included in purchase of goods and services, and acquired property, plant and equipment and intangible assets from affiliated corporations. The Corporation also made sales to affiliated corporations.  These transactions were accounted for at the consideration agreed between parties.

	2022	2021	2020
Ultimate parent and parent corporation
Revenues	$0.4	$0.4	$0.4
Purchase of goods and services	10.2	10.2	9.6
Operating expenses recovered	(2.0)	(2.3)	(1.4)

Corporations under common control
Revenues	4.7	5.3	4.9
Purchase of goods and services	112.3	109.7	95.7
Operating expenses recovered	(0.7)	0.4	1.4

Other affiliated corporations
Purchase of goods and services	21.9	10.6	5.6
Acquisition of property, plant and equipment and intangible assets	8.6	4.6	—

Management arrangements

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $27.2 million in 2022 ($40.5 million in 2021 and $41.0 million in 2020). In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. These transactions were accounted for at the consideration agreed between the parties.

Accounts receivable from affiliated corporations

	2022	2021
Ultimate parent and parent corporation
Accounts receivable	$2.4	$2.8
Dividends receivable	5.0	5.0
Interest receivable	2.6	2.5

Corporations under common control
Accounts receivable	3.6	7.5
	$13.6	$17.8

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

26.  RELATED PARTY TRANSACTIONS (continued)

Accounts payable to affiliated corporations

	2022	2021
Ultimate parent and parent corporation
Accounts payable	$55.4	$21.2
Interest payable	5.0	5.0

Corporations under common control
Accounts payable	35.1	63.0
	$95.5	89.2

Promissory note receivable

The Corporation has a $160.0 million promissory note receivable from Quebecor Media bearing interest at 4.90%.

Tax consolidation transactions

	2022	2021
Investment in an affiliated corporation[1]	$1,595.0	$1,595.0
Subordinated loan from the parent corporation[2]	(1,595.0)	(1,595.0)
1	Investment in 1,595,000 preferred shares, Series C, of 9346-9963 Quebec Inc., a subsidiary of Quebecor Media Inc., carrying the right to receive an annual dividend of 9.6%, payable semi-annually.
2	Subordinated loan of $1,595.0 million from Quebecor Media Inc., bearing interest at a rate of 9.5%, payable semi-annually, and maturing on February 27, 2048.

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

On October 17, 2022, the Corporation contracted a subordinated loan of $2,113.0 million from Quebecor Media inc, bearing interest at a rate of 10.5%, payable semi-annually, and maturing on October 17, 2052. On the same day, the Corporation invested the total

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

proceeds of $2,113.0 million into 2,113,000 preferred shares, Series N, of 9346-9963 Quebec Inc. These shares carry the right to receive an annual dividend of 10.6%, payable semi-annually.

26.  RELATED PARTY TRANSACTIONS (continued)

Tax consolidation transactions (continued)

On December 7, 2022, 9346-9963 Quebec Inc. redeemed 2,113,000 preferred shares, Series N for a total cash consideration of $2,113.0 million. On the same day, the Corporation used the total proceeds of $2,113.0 million to repay its subordinated loan contracted from Quebecor Media Inc.

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

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

27.  PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2022 and 2021:

	Pension benefits		Postretirement benefits
	2022	2021	2022	2021
Change in benefit obligations
Benefit obligations at the beginning of the year	$659.0	$686.4	$38.9	$46.0
Service costs	22.7	27.0	0.9	1.7
Interest costs	17.4	18.9	1.0	1.2
Plan participants’ contributions	4.7	5.4	—	—
Actuarial (gain) loss arising from:
Financial assumptions	(215.2)	(74.6)	(12.6)	(5.5)
Demographic assumptions	—	11.3	(2.4)	—
Participant experience	3.5	3.3	(6.2)	—
Benefits and settlements paid	(37.5)	(19.7)	(0.7)	(0.7)
Plan amendments and other	—	1.0	(1.9)	(3.8)
Benefit obligations at the end of the year	$454.6	$659.0	$17.0	$38.9

	Pension benefits		Postretirement benefits
	2022	2021	2022	2021
Change in plan assets
Fair value of plan assets at the beginning of the year	$607.7	$536.3	$—	$—
Actual return on plan assets	(69.3)	57.0	—	—
Employer contributions	22.7	29.3	0.7	0.7
Plan participants’ contributions	4.7	5.4	—	—
Benefits and settlements paid	(37.5)	(19.7)	(0.7)	(0.7)
Administrative fees	(0.7)	(0.6)	—	—
Fair value of plan assets at the end of the year	$527.6	$607.7	$—	$—

As of December 31, 2022, the weighted average duration of defined benefit obligations was 16.0 years (18.5 years in 2021). The Corporation expects future benefit payments of $25.5 million in 2023.

The investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of asset classes is used to optimize the risk-return profile of plan assets and to mitigate asset-liability mismatch.

Plan assets are comprised of:

	2022	2021
Equity securities:
Canadian	18.3%	21.0%
Foreign	26.2	30.2
Debt securities	36.4	39.5
Other	19.1	9.3
	100.0%	100.0%

The fair value of securities is based on quoted prices in an active market, while the fair value of other investments is not based on quoted prices in an active market.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

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

The reconciliation of funded status to the net amount recognized on the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2022	2021	2022	2021
Benefit obligations	$(454.6)	$(659.0)	$(17.0)	$(38.9)
Fair value of plan assets	527.6	607.7	–	–
Plan surplus (deficit)	73.0	(51.3)	(17.0)	(38.9)
Asset limit and minimum funding adjustment	(70.7)	–	–	–
Net amount recognized[1]	$2.3	$(51.3)	$(17.0)	$(38.9)
1	The net liability recognized for 2022 is $14.7 million ($90.2 million in 2021), of which an amount of $20.6 million ($90.2 million in 2021) is included in “Other liabilities” and $5.9 million (none in 2021) is included in “Other assets”.

Components of re-measurements are as follows:

	Pension benefits			Postretirement benefits
	2022	2021	2020	2022	2021	2020
Actuarial gain (loss) on benefit obligations	$211.7	$60.0	$(82.1)	$21.2	$5.5	$(6.3)
Actual return on plan assets, less interest income anticipated in the interest on the net defined benefit liability calculation	(84.9)	42.4	27.4	—	—	—
Asset limit and minimum funding adjustment	(70.7)	—	—	—	—	—
Re-measurement gain (loss) recorded in other comprehensive income (loss)	$56.1	$102.4	$(54.7)	$21.2	$5.5	$(6.3)

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2022	2021	2020	2022	2021	2020
Employee costs:
Service costs	$22.7	$27.0	$26.1	$0.9	$1.7	$1.6
Plan amendments, administrative fees and other	0.6	0.5	0.6	(2.0)	(3.8)	(3.2)
Interest on net defined benefit liability	2.0	4.2	3.2	1.1	1.2	1.2
Net benefit costs (gain)	$25.3	$31.7	$29.9	$–	$(0.9)	$(0.4)

The expense related to defined contribution pension plans amounted to $16.3 million in 2022 ($17.6 million in 2021 and $16.0 million in 2020).

The expected employer contributions to the Corporation’s defined benefit pension plans and postretirement benefit plans will be $19.5 million in 2023, based on the most recent financial actuarial reports filed (contributions of $23.4 million were paid in 2022).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

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

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2022, 2021 and 2020 and current periodic benefit costs are as follows:

	Pension and postretirement benefits
	2022	2021	2020
Benefit obligations
Rates as of year-end:
Discount rate	5.10%	3.00%	2.50%
Rate of compensation increase	3.00	3.00	3.00

Current periodic costs
Rates as of preceding year-end:
Discount rate	3.00%	2.50%	3.10%
Rate of compensation increase	3.00	3.00	3.00

The assumed average retirement age of participants used was 62 years in 2022, 2021 and 2020.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was  6.10% at the end of 2022. These costs, as per the estimate, are expected to decrease gradually over the next 15 years to 4.10% and to remain at that level thereafter.

Sensitivity analysis

An increase of 10 basis points in the discount rate would have decreased the pension benefit obligation by $6.7 million and the postretirement benefit obligation by $0.3 million as of December 31, 2022. There are limitations to this sensitivity analysis since it only considers the impacts of an increase of 10 basis points in the discount rate assumption without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on the consolidated financial statements.

28.  DISCONTINUED OPERATIONS

In the year ended December 31, 2020, a net gain of $34.8 million (without any tax consequence) was recorded as certain adjusting conditions were achieved in connection with the sale of 4Degrees Colocation Inc. made in 2019.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2022, 2021 and 2020

(tabular amounts in millions of Canadian dollars, except for option data)

29.  SUBSEQUENT EVENTS

On January 17, 2023, Quebecor Media issued a $836.0 million promissory note payable to Videotron, bearing interest at 7.000% with no maturity. Drawings from Videotron’s secured revolving credit facility were used to finance this promissory note.

On August 12, 2022, Videotron entered into a definitive agreement with Rogers Communications Inc. (“Rogers”) and Shaw Communications Inc. (“Shaw”) to acquire Freedom Mobile Inc. (“Freedom Mobile”) for $2.85 billion on a cash-free and debt-free basis. The transaction would close substantially concurrently with the closing of the acquisition of Shaw by Rogers. The acquisition of Freedom Mobile includes the Freedom Mobile brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets. It also includes a long-term undertaking by Shaw and Rogers to provide Videotron with transport services (including backhaul and backbone) and roaming services. This transaction will support the expansion of the Corporation’s telecommunications services in Ontario and Western Canada. On December 31, 2022, the Competition Tribunal dismissed an application by the Commissioner of Competition to block the acquisition of Freedom Mobile by Videotron as well as the acquisition of Shaw by Rogers. Subsequently, on January 24, 2023, the Federal Court of Appeal dismissed the Commissioner's appeal of the Tribunal's decision. The acquisition of Freedom Mobile by Videotron remains, at this stage, conditional to approval by ISED, which is currently reviewing it. Rogers, Shaw and Videotron announced on February 17, 2023 that they had agreed to extend the outside date for all transactions to March 31, 2023. In anticipation of the acquisition of Freedom Mobile, Videotron has secured financing commitments from a syndicate of financial institutions for a new secured term credit facility of up to $2.40 billion comprised of three tranches maturing over four years.