Form 20-F
period 2023-12-31
VIDEOTRON LTEE
filed 2024-03-27
CIK 890746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Videotron’s audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In this annual report, references to Canadian Dollars, CAN$ or $ are to the lawful currency of Canada, Videotron’s functional currency, and references to US Dollars or US$ are to the currency of the United States.

Non-IFRS Financial Measures and Key Performance Indicators

In this annual report, Videotron uses certain financial measures that are not calculated in accordance with IFRS. Videotron uses these non-IFRS financial measures, such as adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), adjusted cash flows from operations, free cash flows from operating activities and consolidated net debt leverage ratio because Videotron believes that they are meaningful measures of its performance. Videotron’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

Videotron provides a definition of Adjusted EBITDA, adjusted cash flows from operations, free cash flows from operating activities, consolidated net debt leverage ratio, revenue-generating unit (“RGU”) and average monthly revenue per unit (“ARPU”) under “Item 5. Operating and Financial Review and Prospects – Non-IFRS Financial Measures” and “Item 5. Operating and Financial Review and Prospects – Key Performance Indicators”, including a reconciliation of Adjusted EBITDA, adjusted cash flows from operations, free cash flows from operating activities and consolidated net debt leverage ratio to the most directly comparable IFRS financial measures.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2023.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to Videotron’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which Videotron operates as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about Videotron’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although Videotron believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: Videotron’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. Videotron can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual outcomes and results to differ materially from those expressed, implied or projected in these forward-looking statements include, but are not limited to:

●	Videotron’s ability to successfully continue developing its network and facilities-based mobile services;
●	general economic, financial or market conditions and variations in its businesses;
●	the intensity of competitive activity in the industries in which Videotron operates;
●	new technologies that might change consumer behavior with respect to Videotron’s product suites;
●	unanticipated higher capital spending required for developing Videotron’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Videotron’s business;
●	Videotron’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;
●	risks relating to the acquisition of Freedom Mobile Inc. (“Freedom”), including Videotron’s ability to successfully integrate Freedom’s operations and to realize synergies, and potential unknown liabilities or costs associated with the acquisition of Freedom;
●	the anticipated benefits and effects of the acquisition of Freedom, which may not be realized in a timely manner or at all, and ongoing operating costs and capital expenditures, which could be different than anticipated, as well as unanticipated litigation or other regulatory proceedings associated with the acquisition of Freedom, which could result in changes to the parameters of the transaction;
●	the impacts of the significant and recurring investments that will be required in our new Freedom, Videotron mobile virtual network operator (“MVNO”) and other markets for development and expansion and to compete effectively with the incumbent local exchange carriers (“ILECs”) and other current or potential competitors in these markets, including the fact that the post-acquisition Videotron business will continue to face the same risks that Videotron currently faces, but will also face increased risks relating to new geographies and markets;
●	disruptions to the network through which Videotron provides its television, Internet access, mobile and wireline telephony and over-the-top (“OTT”) video services, and its ability to protect such services from piracy, unauthorized access or other security breaches;
●	labor disputes or strikes;

●	service interruptions resulting from equipment breakdown, network failure, the threat of natural disasters, epidemics, pandemics and other public health crises and political instability in some countries;
●	the impact of emergency measures implemented or that may be implemented by various levels of government;
●	changes in Videotron’s ability to obtain services and equipment critical to its operations;
●	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of its licenses or markets, or in an increase in competition, compliance costs or capital expenditures;
●	Videotron’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and
●	interest rate fluctuations that affect a portion of Videotron’s interest payment requirements on long term debt;

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

Summary

The following is a summary of the risk factors the Corporation faces. Investors should read this “Risk Factors” section in full.

●	The Corporation operates in highly competitive industries that are experiencing rapid technological developments and fierce price competition, and its inability to compete successfully could have a material adverse effect on its business, prospects, revenues, financial condition and results of operations.
●	The Corporation’s geographic expansion, by acquiring Freedom and by entering new territories as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.
●	The Corporation expects to make significant investments in connection with its new Freedom and Videotron markets and to address continuing technological evolution and development needs. There can be no assurance that such investments will be timely, be successful or bring the anticipated benefits.
●	The Corporation could be adversely impacted by consumer trends to abandon traditional telephony and television services.
●	The Corporation may need to support increasing costs in securing access to support structures needed for its networks.
●	The Corporation may be unable to extend its worldwide coverage or to renew, or substitute for, its roaming agreements with other mobile operators at their respective terms, and on acceptable terms, which could adversely affect its ability to operate its mobile business successfully and profitably.
●	Continuing growth in, and the converging nature of, wireless, video and broadband services will require ongoing access to spectrum in order to provide attractive services to customers.

●	If the Corporation does not effectively manage its growth, its business, results of operations and financial condition could be adversely affected.
●	The Corporation may not be able to obtain additional capital to implement its business strategies and make capital expenditures.
●	The implementation of changes to the structure of the Corporation’s business may be more expensive than expected and it may not gain all the anticipated benefits.
●	The Corporation may not successfully implement its business and operating strategies.
●	The Corporation’s inventory may become obsolete.
●	The Corporation depends on key personnel and its inability to attract and retain skilled employees may have an adverse effect on its business, prospects, results of operations and financial condition.
●	The Corporation may be adversely affected by strikes, other labor protests and health risks affecting its employees.
●	The Corporation’s financial performance could be materially adversely affected if the Corporation cannot continue to distribute a wide range of appealing video programming and produce and acquire original programming on commercially reasonable terms.
●	The rising adoption of web-based and application-based channels may adversely affect the customer reach of the Corporation’s sales network.
●	The Corporation provides its television, Internet access, wireline telephony and mobile telephony services through a single clustered network, which may be more vulnerable to widespread disruption.
●	The Corporation’s reputation may be negatively impacted, which could have a material adverse effect on its business, financial condition and results of operations.
●	The Corporation stores and processes increasingly large amounts of personally identifiable data of its clients, employees or business partners, and the improper use or disclosure of such data would have an adverse effect on its business and reputation.
●	Cybersecurity breaches and other similar disruptions could expose the Corporation to liability, which would have an adverse effect on its business and reputation.
●	The Corporation may not be able to protect its services from piracy, which may have an adverse effect on its customer base and lead to a possible decline in revenues.
●	Malicious and abusive Internet practices could impair the Corporation’s wireline and mobile services as well as its fiber-optic connectivity business.
●	The Corporation is dependent upon its information technology systems and those of certain third parties. The inability to maintain and enhance its systems could have an adverse impact on its financial results and operations.
●	The Corporation depends on third-party suppliers and providers for services, hardware, licensed technological platforms, equipment, content and other items critical to its operations.
●	The Corporation may be adversely affected by litigation and other claims.
●	The Corporation’s businesses depend on not infringing the intellectual property rights of others and on using and protecting its intellectual property rights.

●	The Corporation’s defined benefit pension plans are currently fully funded, but their funding requirements could vary significantly due to a reduction in funded status as a result of a variety of factors.
●	The Corporation may be adversely affected by exchange rate fluctuations.
●	The volatility and disruptions in the capital and credit markets could adversely affect the Corporation’s business, including the cost of new capital, its ability to refinance its scheduled debt maturities and meet its other obligations as they become due.
●	The Corporation may be adversely affected by widespread inflation and adverse economic conditions.
●	The Corporation could be adversely impacted by pandemics, epidemics and other public health issues.
●	The Corporation may have to record, in the future, asset impairment charges, which could be material and could adversely affect its future reported results of operations and equity.
●	The Corporation undertakes acquisitions, dispositions, business combinations, or joint ventures from time to time which may involve significant risks and uncertainties.
●	The rapid development in AI technology creates heightened difficulty and risk for the Corporation in managing personal data and information, add costs and increases the danger posed by cybersecurity threats.
●	The Corporation is subject to extensive government regulation and policy-making. Changes in government regulation or policies could adversely affect its business, prospects, results of operations and financial condition.
●	The Corporation is required to provide third party Internet access providers with access to its cable network, which may result in increased competition.
●	ISED may not renew the Corporation’s mobile spectrum licenses on acceptable terms, or at all.
●	The Corporation may be adversely affected if it does not qualify for government programs.
●	The Corporation is subject to a variety of environmental laws and regulations, including in relation to the transition to lower-emission operations.
●	Concerns about alleged health risks relating to radiofrequency emissions may adversely affect the Corporation’s business.
●	The Corporation’s indebtedness and significant interest payment requirements could adversely affect its financial condition and therefore make it more difficult for the Corporation to fulfill its obligations, including its obligations under its Senior Notes.
●	Restrictive covenants in the Corporation’s outstanding debt instruments may reduce its operating and financial flexibility, which may prevent the Corporation from capitalizing on certain business opportunities.
●	The Corporation may be required from time to time to refinance certain of its indebtedness. Its inability to do so on favorable terms, or at all, could have a material adverse effect on the Corporation.
●	There is no public market for the Corporation’s Senior Notes.
●	The Corporation may not be able to finance an offer to purchase its Senior Notes in the event of a change of control as required by the respective indentures governing its Senior Notes because it may not have sufficient funds at the time of the change of control or its credit facilities may not allow the repurchases.
●	The market value of the Senior Notes will fluctuate as prevailing interest rates change.

●	Canadian bankruptcy and insolvency laws may impair the trustees’ ability to enforce remedies under the indentures governing the Corporation’s Senior Notes or the Senior Notes themselves.
●	The Corporation’s Senior Notes are subject to restrictions on transfer or resale.
●	U.S. investors in the Corporation’s Senior Notes may have difficulties enforcing civil liabilities.
●	Although the Corporation’s Senior Notes are referred to as “senior notes,” they are effectively subordinated to its secured indebtedness and structurally subordinated to the liabilities of its subsidiaries that do not guarantee the Senior Notes.
●	The Corporation’s credit ratings may not reflect the risks of investing in the Senior Notes.
●	Many of the covenants in each indenture governing the Senior Notes will not apply from and after such time that the Senior Notes are rated investment grade by any two of Moody’s, Standard & Poor’s and DBRS, even if the Senior Notes are subsequently rated below investment grade.
●	The Corporation is controlled by Quebecor Media and its interests may differ from those of holders of the Senior Notes.

Risks Relating to the Corporation’s Business

The Corporation operates in highly competitive industries that are experiencing rapid technological developments and fierce price competition, and its inability to compete successfully could have a material adverse effect on its business, prospects, revenues, financial condition and results of operations.

In the Corporation’s mobile telephony business, the Corporation’s main competitors are the three national incumbent wireless carriers. Depending on the province or region, their service offering includes a full range of telecommunications services, or is limited to mobile telephony services. In addition, users of mobile voice and data systems may find their communication needs satisfied by other current adjunct technologies, such as Wi-Fi, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those the Corporation provides or may in the future provide, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements, or introduce competing services. For instance, some providers of mobile telephony services (including the national incumbent wireless carriers) have deployed and have been operating, for many years, lower-cost mobile telephony brands in order to acquire additional market share. Furthermore, the CRTC’s decision ordering the national incumbent wireless carriers to provide MVNO access services to regional wireless carriers for a period of seven years stands to have significant impact on the Corporation’s competitive environment, as the Corporation could see the emergence of new MVNO competitors. The Corporation may not be able to compete successfully in the future against existing and new competitors; increased competition could have a material adverse effect on its business, prospects, revenues, financial condition, and results of operations.

In the Internet access business, the Corporation competes against other Internet service providers (“ISPs”) offering residential and commercial Internet access services. The main competitors are ILECs that offer Internet access through digital subscriber line (“DSL”), fiber to the node and fiber to the home technologies, in certain territories offering download speeds comparable, or superior to the Corporation’s. In addition, satellite operators such as Xplore, Telesat and Starlink are increasing their existing high-speed Internet access capabilities with the launch of high-throughput satellites, targeting households in low population density and remote locations and claiming future download speeds comparable to the Corporation’s low and medium download speeds. Furthermore, some of the Corporation’s competitors are starting to offer fixed wireless access (“FWA”) in Québec, which is a new form of competition for the Corporation. The development of FWA’s technologies and offerings may lead to greater competition in the Corporation’s markets. Finally, certain municipalities also plan to build and operate their own broadband networks. They plan to do so through public/private partnership arrangements, competing directly with the Corporation in some of its local markets.

The Corporation also faces competition from several resellers who have access to the wholesale third party Internet access (“TPIA”) service mandated by the CRTC. These TPIA providers may also provide telephony and networking applications, and have entered the Internet protocol television (“IPTV”) market. In recent years, ILECs and broadcasting distribution undertakings (“BDUs”) have purchased major TPIA providers, leading to players with increased resources and stronger competition. See also the risk factor “The Corporation is required to provide TPIA providers with access to its networks, which may result in increased competition.”

In the Corporation’s television business, the Corporation competes against ILECs, BDUs and TPIA providers. Its primary ILEC and TPIA provider competitors have rolled out their own IPTV service in the vast majority of the territory in which the Corporation operates. The Corporation also competes with direct broadcast satellite (“DBS”) providers.

Furthermore, the rapidly growing landscape of OTT content providers, many of which having substantial financial resources, now compete directly for viewership and a share of the monthly entertainment spend. In addition, the OTT content providers’ attractive price points (which are, in part, due to the fact that they do not contribute financially to the Canadian traditional television business model or Internet infrastructure, and are not subject to CRTC regulations) make the Corporation’s traditional offer less appealing for its customers and may affect its ability to retain and acquire customers. Consequently, this could place the Corporation at a competitive disadvantage, lead to increased operational costs and have an adverse effect on its business, prospects, revenues, financial condition and results of operations.

The Corporation also faces competition from illegal providers of television services and illegal access to non-Canadian DBS signal (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black-market piracy).

The Corporation’s wireline telephony business has numerous competitors, including ILECs, competitive local exchange carriers, mobile telephony service operators, TPIA providers and other providers of Voice over Internet Protocol (“VoIP”) and cloud-based telephony. Some of these competitors are not facility-based and therefore have much lower infrastructure costs. In addition, Internet protocol-based products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on the Corporation’s business, prospects, revenues, financial condition and results of operations.

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

Fierce price competition in all the Corporation’s businesses and across the industries in which the Corporation operates, combined with the declining demand for certain traditional products, may affect its ability to raise the price of its products and services commensurately with increases in its operating costs, as the Corporation has done in the past. Furthermore, the Corporation’s expansion outside of Québec into the markets where Freedom operates, will likely increase competition further or exacerbate the fierce price competition in all of the Corporation’s businesses. This could have an adverse effect on its business, revenues, financial condition, and results of operations. See also the risk factor “The Corporation’s geographic expansion, by acquiring Freedom and by entering new territories as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.”

The Corporation’s geographic expansion, by acquiring Freedom and by entering new territories as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.

The Corporation’s wireless business geographic expansion is subject to significant risks and uncertainties. The Corporation may not be able to implement its geographic expansion successfully or at all, or realize its anticipated benefits, and its implementation may be costlier or more challenging than initially planned.

On April 3, 2023, the Corporation acquired all the issued shares of Freedom from Shaw Communications Inc. (“Shaw”) for a cash consideration of $2.07 billion, net of cash acquired of $103.2 million (the “Freedom Acquisition”). As part of the Freedom Acquisition, Videotron assumed certain debts, mainly lease obligations. The consideration paid is still subject to certain post-closing adjustments. The Freedom Acquisition immediately preceded the acquisition of Shaw by Rogers Communications Inc. (“Rogers”). All required regulatory approvals were obtained prior to both transactions. The Freedom Acquisition includes the Freedom-brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets. It also includes a long-term undertaking by Shaw and Rogers to provide Videotron with transport services (including backhaul and backbone), roaming services and wholesale internet services. Rogers also undertook to provide the Corporation with customary transition services for a period of time post-closing to facilitate the operation of Freedom and the separation of Freedom’s business from the other businesses of Shaw. Upon expiration or termination of these service agreements, if the Corporation is unable to replace them at an acceptable cost, its cost structure could increase significantly and, consequently, its business, prospects, financial condition and results of operations could be negatively affected. As part of the regulatory approval process, the Corporation has also made certain commercial commitments to the Minister of Innovation, Science and Industry. In the event that these commitments are not respected, Videotron could be liable to pay damages in the amount of $25 million per year in which these commitments are not respected for each of the third, fourth, fifth, sixth, seventh, eighth, ninth and tenth years, up to a maximum of $200 million.

To finance the Freedom Acquisition, Videotron entered on April 3, 2023, into a new $2.10 billion secured term credit facility with a syndicate of financial institutions, consisting of three tranches of equal size maturing in October 2024, April 2026 and April 2027, respectively. The term credit facility bears interest at Bankers’ acceptance rate, Secured Overnight Financing Rate (“SOFR”), Canadian prime rate or U.S. prime rate, plus a premium determined by Videotron’s leverage ratio. On April 10, 2023, Videotron entered into a floating-to-fixed interest rate swap in relation with the $700.0 million tranche maturing in April 2027, fixing the interest rate at 5.203% based on Videotron’s then applicable leverage ratio. The swap became effective on May 4, 2023 and matures on April 3, 2027.

Achieving the anticipated benefits of the Freedom Acquisition in a timely manner depends on the Corporation’s ability to consolidate and integrate Freedom’s businesses, operations, and workforce in a manner that facilitates growth opportunities and achieves the projected cost savings and revenue growth without adversely affecting the Corporation’s current operations. Integrating Freedom may be challenging and time-consuming, and may result in additional and unforeseen expenses, capital investments and financial risks, such as the incurrence of unexpected write-offs, the possible effect of adverse tax treatments and unanticipated or unknown liabilities or risks relating to Freedom. The outcome of unforeseen litigation or other regulatory proceedings associated with the Freedom Acquisition could also result in changes to the parameters of the transactions. All of these factors could decrease or delay the expected benefits of the Freedom Acquisition. Even if the Corporation successfully integrates Freedom’s businesses, the anticipated benefits of the Freedom Acquisition may not be fully realized or they could take longer to realize than expected.

The Freedom Acquisition will support the expansion of the Corporation’s telecommunications operations as it has led to an increase in reach of its mobile network from 7.5 million Canadians (or 20% of the Canadian population) to more than 26 million Canadians (or 70% of the Canadian population). The Corporation has entered the British Columbia and Alberta telecommunications markets through the Freedom Acquisition and strengthened its position in the Ontario market, such that approximately 45% of mobile subscribers of the Corporation are in Québec, 40% in Ontario and 15% in Western Canada. These markets are characterized by the significant presence of three well-established national wireless carriers, including two ILECs and a BDU, with a wide range of spectrum licenses and considerable operational and financial resources. The Corporation anticipates that significant and recurring investments and costs will be required in these new markets in order to, among other things, attract and retain customers, acquire new spectrum license to enable the deployment of the latest technologies, enable the expansion and maintenance of its mobile network, enable the launch and penetration of new services, compete effectively with the ILECs and other existing or potential competitors in these markets, and implement marketing strategies and relevant commercial efforts. Such additional investments in the Corporation’s new markets may require the commitment of significant additional capital and may not translate into incremental revenues, cash flows or profitability at the levels anticipated by the Corporation or at all.

As of October 2023, the Corporation began expanding its wireless business outside of its traditional Québec footprint by entering new markets as a MVNO. Entering new markets as a MVNO enables the Corporation to further expand its reach and offer its services to more customers. The Corporation anticipates that significant and recurring investments may be required in the new markets where it has spectrum licenses and where it operates as a MVNO. In particular, the Corporation is expected to benefit from the MVNO service access for a limited period of seven years from the date of final approval by the CRTC of the tariffed terms and conditions (the “phase out period”), and is subject to the conditions under which its spectrum licenses were issued. Failure to adequately expand its own wireless network before the end of the phase out period expose the Corporation to the risk of no longer being in position to serve its customers following the end of the term of the MVNO service access or to be in breach of its spectrum license conditions.

Any material failure to implement the Corporation’s wireless business geographic expansion could have an adverse effect on its reputation, business, financial condition, prospects, and results of operations, as well as on its ability to meet its obligations, including its ability to service its indebtedness.

The Corporation expects to make significant investments in connection with its new Freedom and Videotron markets and to address continuing technological evolution and development needs. There can be no assurance that such investments will be timely, be successful or bring the anticipated benefits.

The Corporation is required and will continue to invest substantial capital for the upgrade, enhancement, expansion and maintenance of its networks and systems, and the launch and deployment of new or additional services, including expenditures relating to the deployment of LTE-Advanced/5G mobile technologies and to expand geographically. The Corporation also expects to make significant and recurring investments in its new Freedom and Videotron markets as well as in additional locations to acquire new spectrum licenses, including in Manitoba, in order to, among other things, enable the deployment of the latest technologies, enable the expansion and maintenance of newly acquired mobile networks, enable the launch and penetration of new services, and compete effectively with existing or potential competitors in these markets. Such additional investments, which are anticipated to be significant, in the Corporation’s new markets may require the commitment of considerable additional capital. Moreover, additional investments in its business may not translate into incremental revenues, cash flows or profitability. See also the risk factor “The Corporation’s geographic expansion, by acquiring Freedom and by entering new territories as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.”

New technologies in the telecommunication industry, including 5G technology, are evolving faster than the historical industry investment cycle, requiring the Corporation to continually invest in its services, networks and technologies. Their introduction and pace of adoption could result in requirements for additional immediate capital investments not currently planned, as well as shorter estimated useful lives for certain of the Corporation’s existing assets. The Corporation’s strategy of maintaining a competitive position in the suite of products and services it offers and of launching new products and services requires capital investments in its networks, information technology systems and infrastructure, as well as the acquisition of spectrum, to support growth in its customer base and its demands for increased bandwidth capacity and other services.

New technologies can also materially impact the Corporation’s businesses in a number of ways, including affecting the demand for and the distribution methods of its products and services. If the Corporation adopts technology or equipment that is not as effective or attractive to consumers as that which is employed by its competitors, if the Corporation lags behind its competitors in adopting technologies desired by consumers, or if the Corporation fails to execute effectively on its technology initiatives, the Corporation’s business, reputation, prospects, financial condition and results of operations could be adversely affected. There can be no assurance that the Corporation can execute on these technology initiatives in a manner sufficient to grow or maintain its revenue or to successfully compete in the future.

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

The Corporation will need to enter into support structure access agreements with electricity distribution companies and telecommunications companies as well as to obtain municipal rights of way for its mobile network expansion. Make ready work, which is the strengthening of the poles and/or relocation of other facilities on the poles to accommodate additional attachments, often takes several months to years to complete, which may delay the Corporation’s network expansion. If the Corporation has to support increasing costs in securing access to support structures needed for its cable and mobile network or is unable to secure access agreements or municipal rights of way, it may not be able to implement its business strategies which may have a material adverse effect on its business and prospects. See also the risk factor “The Corporation operates in highly competitive industries that are experiencing rapid technological developments and fierce price competition, and its inability to compete successfully could have a material adverse effect on its business, prospects, revenues, financial condition and results of operations.”

The Corporation may be unable to extend its worldwide coverage or to renew, or substitute for, its roaming agreements with other mobile operators at their respective terms, and on acceptable terms, which could adversely affect its ability to operate its mobile business successfully and profitably.

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

Wireless, video and broadband services are undergoing rapid and significant technological changes and a dramatic increase in usage, in particular, from the demand for faster and seamless usage of video and data across mobile and fixed devices. It is projected that this demand will continue to accelerate, driven by the following increases: levels of broadband penetration; need for personal connectivity and networking; teleworking; affordability of mobile devices; multimedia-rich services and applications; and unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. Even though the Corporation has acquired blocks of spectrum in the 3500 MHz and 3800 MHz bands, both essential for 5G technology, it will have to acquire additional spectrum in order to address this increased demand and to be competitive with national incumbent wireless carriers. The ability to acquire additional spectrum at a reasonable price or at all is dependent on the competition level as well as the spectrum auction timing and rules. In previous auctions, ISED has used, and the Corporation has benefited from, certain measures to support competition, which notably included spectrum set-asides and spectrum aggregation limits ensuring that a minimum amount of spectrum was effectively available for participants that were not national incumbent wireless carriers. There can be no assurance that these measures will be used again by ISED in future auctions, or that the Corporation will be able to benefit from such measures. If the Corporation is not successful in acquiring additional spectrum it may need on reasonable terms, or at all, that could have a material adverse effect on its business, prospects and financial condition. See also the risk factor “The Corporation’s geographic expansion, by acquiring Freedom and by entering new territories as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.” See also “Item 4. Information on the Corporation — Regulation — Canadian Telecommunications Services — Regulatory Framework for Mobile Wireless Services.”

If the Corporation does not effectively manage its growth, its business, results of operations and financial condition could be adversely affected.

The Corporation has experienced substantial growth in its business and has significantly expanded its operations over the years. The Corporation has sought in the past, and may, in the future, seek to further expand the types of businesses and geographic areas in which it operates, under appropriate conditions. The Corporation can provide no assurance that it will be successful in either developing or fulfilling the objectives of any such business expansion.

In addition, the Corporation’s expansion may require the Corporation to incur significant costs or divert significant resources, and may limit its ability to pursue other strategic and business initiatives, which could have an adverse effect on its business, prospects, results of operations and financial condition. Furthermore, if the Corporation is not successful in managing its growth, or if it is required to incur significant or unforeseen costs, its business, prospects, results of operations and financial condition could be adversely affected. See also the risk factor “The Corporation’s geographic expansion, by acquiring Freedom and by entering new territories as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.”

The Corporation may not be able to obtain additional capital to implement its business strategies and make capital expenditures.

There can be no assurance that the Corporation will be able to generate or otherwise obtain the funds to implement its business strategies and finance its capital expenditure programs or other investment requirements, whether through cash from operations, additional borrowings or other sources of funding. If the Corporation is unable to generate sufficient funds or obtain additional financing on acceptable terms, it may be unable to implement its business strategies, including its expansion outside of Québec, or proceed with the capital expenditures and investments required to maintain its leadership position, and its business, financial condition, results of operations, reputation, and prospects could be materially adversely affected. See also the risk factor “The Corporation’s geographic expansion, by acquiring Freedom and by entering new territories as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.”

The implementation of changes to the structure of the Corporation’s business may be more expensive than expected and it may not gain all the anticipated benefits.

The Corporation has and will continue to implement changes to the structure of its business due to many factors, such as a system replacement or upgrade, a process redesign, a corporate restructuring and the integration of business acquisitions, including the Freedom Acquisition, or existing business units. These changes must be managed carefully with a view to capturing the intended benefits. The implementation process may negatively impact overall customer experience and may lead to greater-than-expected operational challenges, employee turnover, operating costs and expenses, customer losses, and business disruption for the Corporation, all of which could adversely affect its business and its ability to gain the anticipated benefits.

The Corporation may not successfully implement its business and operating strategies.

The Corporation’s strategies include strengthening its position as telecommunications leader, introducing new and enhanced products and services, enhancing its advanced wireline and wireless networks, further expanding into new geographies, further integrating the operations of its subsidiaries and maximizing customer satisfaction across its business. The Corporation may not be able to implement these strategies successfully or realize their anticipated results fully or at all, and their implementation may be costlier or more challenging than initially planned. In addition, its ability to successfully implement these strategies could be adversely affected by a number of factors beyond its control, including operating difficulties, increased dependence on third party suppliers and service providers, increased ongoing operating costs, regulatory developments, regulatory approvals, general or local economic conditions, increased competition, technological changes, any restrictive measures put in place in order to contain an outbreak of a contagious disease or other adverse public health development, and other factors described in this “Risk Factors” section. Any material failure to implement its strategies could have an adverse effect on its reputation, business, financial condition, prospects, and results of operations, as well as on its ability to meet its obligations, including its ability to service its indebtedness.

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

The Corporation’s inventory may become obsolete.

The Corporation’s products and equipment in inventory generally have a relatively short lifecycle and may become obsolete due to frequent technological changes. If the Corporation cannot effectively manage inventory levels based on product demand, or minimum order quantities from its suppliers, this could increase the risk of inventory obsolescence and could have an adverse effect on its business, financial condition and results of operations.

The Corporation depends on key personnel and its inability to attract and retain skilled employees may have an adverse effect on its business, prospects, results of operations and financial condition.

The Corporation’s success depends to a large extent on the well-being and engagement of its team members, their diverse abilities and experiences, the continued services of its senior management and its ability to attract and retain skilled employees. There is intense competition for qualified management and skilled employees in the Corporation’s industry. As a result, the Corporation may experience higher than anticipated levels of employee attrition. These risks relating to attracting and retaining strong talent may be exacerbated by recent labor constraints and inflationary pressures on employee wages and benefits. The Corporation’s failure to recruit, train and retain such employees could have a material adverse effect on its business, prospects, results of operations and financial condition.

In addition, in order to implement and manage its businesses and operating strategies effectively, the Corporation must sustain a high level of efficiency and performance, continually enhance its operational and management systems, and continue to effectively attract, train, motivate and manage its employees. Labor shortages could negatively affect the Corporation’s ability to succeed in its efforts. If the Corporation is not successful in this respect, it may have a material adverse effect on its business, prospects, results of operations and financial condition.

The Corporation may be adversely affected by strikes, other labor protests and health risks affecting its employees.

The Corporation can neither predict the outcome of current or future negotiations relating to labor disputes, union representation or renewal of collective bargaining agreements, nor guarantee that it will not experience future work stoppages, strikes or other forms of labor protests pending the outcome of any current or future negotiations. If the Corporation’s unionized workers engage in a strike or any other form of work stoppage, the Corporation could experience a significant disruption to its operations, damage to its property and/or interruption to its services, which could adversely affect its business, assets, financial condition, results of operations and reputation. Even if the Corporation does not experience strikes or other forms of labor protests, the outcome of labor negotiations could adversely affect its business and results of operations. Such could be the case if current or future labor negotiations or contracts were to further restrict the Corporation’s ability to maximize the efficiency of its operations. In addition, its ability to make short-term adjustments to control compensation and benefit costs is limited by the terms of its collective bargaining agreements.

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

Furthermore, Bill C-11, An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts, also known as the Online Streaming Act, which expressly brings foreign OTT content providers within the scope of the Broadcasting Act (Canada) (the “Broadcasting Act”) was passed by Parliament and received Royal Assent on April 27, 2023. On May 12, 2023, the CRTC launched the first phase of its consultations to implement Bill C-11 and modernize Canada’s broadcasting system. The objective of this first step is to define the conditions of registration and service as well as the initial framework of contributions for foreign and domestic OTT content providers. This consultation will be followed by phase 2 and 3. As the CRTC will progressively adopt the modernized regulatory framework, foreign OTT content providers will be subjected to obligations to promote Canadian cultural products and make material expenditures in order to support local cultural production. Bill C-11 could increase competition and put greater pressure on the price of Canadian content.

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

The Corporation faces risks inherent in protecting the security of such personal data. In particular, the Corporation faces a number of challenges in protecting the data contained and hosted on its systems, or those belonging to its suppliers, including from advertent or inadvertent actions or inactions by its employees, as well as in relation to compliance with applicable laws, rules and regulations relating to the collection, use, disclosure and security of personal information, including any requests from regulatory and government authorities relating to such data. Although the Corporation has developed and maintains systems, processes and security controls that are designed to protect personally identifiable information of its clients, employees or business partners, the Corporation may be unable to prevent the improper disclosure, loss, misappropriation of, unauthorized access to, or other security breaches relating to such data that the Corporation stores or processes or that its suppliers store or process. As a result, the Corporation may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and the Corporation may suffer damage to its business, competitive position and reputation, which could have a material adverse effect on its financial condition.

On September 22, 2021, Québec’s National Assembly adopted Bill 64, An Act to modernize legislative provisions as regards the protection of personal information. The first and second sets of requirements came into force on September 22, 2022 and September 22, 2023 respectively, with the remainder coming into force in 2024. The bill modifies the obligations of public bodies and private sector enterprises by modernizing the framework applicable to the protection of personal information and imposes new obligations on the Corporation. Bill 64 adds important deterrent powers to the authorities in charge of their application. Federal and provincial legislation in the area of privacy and personal information is constantly evolving and is expected to undergo significant changes in the coming years. The Corporation does not expect compliance with this legislation to threaten its business, but it may incur significant costs to update its security systems, processes and controls, which could have a material adverse effect on its financial condition.

In June 2022, the Canadian government introduced Bill C-27, the Digital Charter Implementation Act, 2022, which aims to replace Canada’s federal private sector privacy legislation, to create a new tribunal and to propose new rules for artificial intelligence systems. If enacted in its current form, Bill C-27 could result in additional compliance costs for the Corporation and expose the Corporation to significant monetary penalties in the event of non-compliance.

Cybersecurity breaches and other similar disruptions could expose the Corporation to liability, which would have an adverse effect on its business and reputation.

Although the Corporation has implemented and regularly reviews and updates processes and procedures to protect against customers and business service interruption, unauthorized access to or use of sensitive data, including data of its customers, and to prevent data loss or theft, and, although ever-evolving cyber-threats require the Corporation to continually evaluate and adapt its systems, infrastructure, networks and processes, the Corporation cannot assure that its systems, infrastructure, networks and processes, as well as those of its suppliers, will be adequate to safeguard against unauthorized access by third parties or errors by employees or by third-party suppliers.

Cybersecurity risks have increased in recent years as a result of the proliferation of new technologies and the increased sophistication of cyber-attacks and data security breaches, as well as due to international and domestic political factors including geopolitical tensions, armed hostilities, war, civil unrest, sabotage and terrorism. Because of the nature of its infrastructure and its use of information systems and other digital technologies, the Corporation faces a heightened risk of cyber-attacks. With social media increasingly prevalent, social engineering has become a powerful tool to conduct identity theft and fraud trying to access critical systems and sensitive or personal data.

In this regard, the Corporation is at risk from increasingly sophisticated phishing attacks, SIM swaps, fraudulent ports and other types of frauds. Human error can also contribute to a cyber incident, and cyber-attacks can be internal as well as external and occur at any point in its supply chain, which can have a significant impact on downstream operations and the use of ransomware in cyberattacks have also evolved as important considerations in the cybersecurity threat. If the Corporation is subject to a significant cyber-attack or breach, unauthorized access, errors of third-party suppliers or other security breaches, the Corporation may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and it may suffer damage to its business, competitive position and reputation, which could have a material adverse effect on its financial condition.

In addition, a cyber-attack could occur and persist for an extended period without detection. Any investigation of a cyber-attack or other security incident may be inherently unpredictable, and it would take time before the completion of any investigation and availability of full and reliable information. During such time, the Corporation may not know the extent of the harm or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated, all or any of which could further increase the costs and consequences of a cyber-attack or other security incident, and its remediation efforts may not be successful. The inability to implement, maintain and upgrade adequate safeguards could materially and adversely affect the Corporation’s results of operations, cash flows, and financial condition. As cyber-attacks continue to evolve, the Corporation may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any information security vulnerabilities.

The costs associated with a major cyber-attack could also include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources and lost revenues and customers from business interruption and litigation. The Corporation’s contractual risk transfers do not eliminate the risk completely and the potential costs associated with these attacks could exceed the scope and limits of the insurance coverage the Corporation maintains.

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

Malicious and abusive Internet practices could impair the Corporation’s wireline and mobile services as well as its fiber-optic connectivity business.

The Corporation’s customers utilize its cable, mobile and fiber-optic connectivity business networks to access the Internet and, as a consequence, the Corporation or its customers may become a victim of common malicious and abusive Internet activities, such as unsolicited mass advertising (or spam) and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on the Corporation’s networks and its customers, including deterioration of service, excessive call volume to call centers, and damage to its customers’ equipment and data or the Corporation’s ones. Significant incidents could lead to customer dissatisfaction and, ultimately, to a loss of customers or revenues, in addition to increased costs to service its customers and protect its networks. Any significant loss of cable, mobile or fiber-optic connectivity business customers, or a significant increase in the costs of serving those customers, could adversely affect the Corporation’s reputation, business, prospects, results of operations and financial condition.

The Corporation is dependent upon its information technology systems and those of certain third parties. The inability to maintain and enhance its systems could have an adverse impact on its financial results and operations.

The day-to-day operation of the Corporation’s business is highly dependent on information technology systems, including those of certain third-party suppliers, some of which are based in territories with potential geopolitical risk. Furthermore, the Corporation’s business relies on the use of numerous distinct information technology systems, billing systems, sales channels, databases as well as different rate plans, promotions and product offerings, which make its operations increasingly complex and may unfavorably impact its response time to market trends and the risk of billing or service errors. An inability to maintain and enhance the Corporation’s existing information technology systems or obtain new systems to accommodate additional customer growth or to support new products, and services could have an adverse impact on its ability to acquire new subscribers, retain existing customers, produce accurate and timely billing, generate revenue growth, manage operating expenses and carry out operations without interruption; all of which may have a material adverse effect on the Corporation’s business, prospects, results of operations and financial condition.

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

The Corporation depends on third-party suppliers and providers for services, hardware, licensed technological platforms, equipment, content and other items critical to its operations.

The Corporation depends on third-party suppliers and providers for certain services, hardware, licensed technological platforms and equipment that are, or may become, critical to its operations and network evolution. These materials and services include end-user terminals such as set-top boxes, gateways, Wi-Fi routers, mobile telephony handsets, network equipment such as wireline and telephony modems, servers and routers, fiber-optic cable and equipment, telephony switches, inter-city links, support structures, licensed technological platforms, external cloud-based services and network functions, services and operational software, the “backbone” telecommunications network for its Internet access, telephony services and mobile services; and construction services for the expansion of and upgrades to its wireline and wireless networks. These services, platforms and equipment may be available from a single or limited number of suppliers and therefore the Corporation faces the risks of supply disruption, including due to geopolitical events, external events such as climate change related impacts, epidemics, pandemics or other health issues, business difficulties, restructuring or supply-chain issues. If no supplier can provide the Corporation with the equipment and services that it requires or that comply with evolving Internet and telecommunications standards or that are compatible with the Corporation’s other equipment and software interfaces, its business, financial condition and results of operations could be materially adversely affected. In addition, if the Corporation is unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, its ability to offer its products and services at competitive pricing, or at all, and roll out of its advanced services may be delayed, and its business, financial condition and results of operations could be materially adversely affected.

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

The Corporation relies on its intellectual property, such as copyrights, trademarks and trade secrets, as well as licenses and other agreements with its vendors and other third parties, to use various technologies, conduct its operations and sell its products and services. Legal challenges to its intellectual property rights, or the ones of third party suppliers, and claims of intellectual property infringement by third parties could require that the Corporation enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability, or be enjoined preliminarily or permanently from further use of the intellectual property in question or from the continuation of its businesses as currently conducted. The Corporation may need to change its business practices if any of these events occur, which may limit its ability to compete effectively and could have an adverse effect on its results of operations. In the event that the Corporation believes any such challenges or claims are without merit, they can nonetheless be time-consuming and costly to defend and divert management’s attention and resources away from its businesses. Moreover, if the Corporation is unable to obtain or continue to obtain licenses from its vendors and other third parties on reasonable terms, its businesses could be adversely affected.

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

The Corporation’s defined benefit pension plans are currently fully funded, but their funding requirements could vary significantly due to a reduction in funded status as a result of a variety of factors.

The economic cycles, employee demographics and changes in regulations could have a negative impact on the funding of the Corporation’s defined benefit pension plans and related expenditures. There is no guarantee that the expenditures and contributions required to fund these pension plans will not increase in the future and therefore negatively impact the Corporation’s operating results and financial condition. Risks related to the funding of defined benefit plans may materialize if total obligations with respect to a pension plan exceed the total value of its trust assets. Shortfalls may appear due to lower-than-expected returns on investments, changes in the assumptions used to assess the pension plan’s obligations and actuarial losses.

The Corporation may be adversely affected by exchange rate fluctuations.

Most of the Corporation’s revenues, expenses and capital expenditures are denominated in Canadian dollars. However, certain expenses and capital expenditures, such as the purchase of set-top boxes, gateways, modems, mobile devices, the payment of royalties to certain business partners or services providers, and certain costs related to the development and maintenance of its mobile network, are paid in U.S. dollars. Those costs are only partially hedged, hence a significant increase in the U.S. dollar would effect the costs that are not hedged and could have an adverse effect on the Corporation’s results of operations and financial condition.

In addition, a substantial portion of the Corporation’s debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon are payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, the Corporation’s reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. The Corporation has entered into transactions to hedge the exchange rate risk with respect to its U.S. dollar-denominated debt outstanding at December 31, 2023, and it intends in the future to enter into such transactions for new U.S. dollar-denominated debt. These hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting it against exchange rate fluctuations, or the Corporation may in the future be required to provide cash and other collateral in order to secure its obligations with respect to such hedging transactions, or it may in the future be unable to enter into such transactions on favorable terms, or at all, or, pursuant to the terms of these hedging transactions, the Corporation’s counterparties thereto may owe the Corporation significant amounts of money and may be unable to honor such obligations, all of which could have an adverse effect on the Corporation’s results of operations and financial condition.

In addition, certain cross-currency swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The fair value of the derivative financial instruments the Corporation is party to is estimated using period-end market rates and reflects the amount the Corporation would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2023, the net aggregate fair value of the Corporation’s cross-currency swaps and foreign-exchange forward contracts was in a net asset position of $110.8 million on a consolidated basis. These swaps and forward contracts were entered into with large Canadian and foreign financial institutions. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

Some of the Corporation’s suppliers source their products out of the U.S., therefore, although the Corporation pays those suppliers in Canadian dollars, the prices it pays for such products may be affected by fluctuations in the exchange rate. The Corporation may in the future enter into transactions to hedge its exposure to the exchange rate risk related to the prices of some of those products. However, fluctuations to the exchange rate for the Corporation’s purchases that are not hedged could affect the prices the Corporation pays for such purchases and could have an adverse effect on its results of operations and financial condition.

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

Some of the Corporation’s debt has a variable rate of interest linked to various interest rate benchmarks, such as the Canadian bankers’ acceptance rate or the U.S. dollar SOFR. Certain interest rate benchmarks, such as the Canadian bankers’ acceptance rate, are in process of being replaced with alternative interest rate benchmark rates which meet new regulatory and market requirements. The consequences of this development cannot be entirely predicted, but could include an increase in the cost of the Corporation’s variable rate indebtedness.

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

Widespread and sustained inflation and related interest rate increases are resulting in higher input costs for equipment, products and services, upward wage pressures and higher interest expense. Economic weakness and uncertainty could also cause the Corporation’s results of operations to vary materially from expectations. In addition, adverse economic conditions may lead to a lower demand for certain of the Corporation’s products, a declining level of retail and commercial activity and increased incidences of customer inability to pay or timely pay for the services or products that the Corporation provides. This may also make it difficult for the Corporation to raise its prices enough to offset rising costs, increased costs of borrowing and reduced amount of funding available in the financial markets, all of which could adversely affect the Corporation’s results of operations, cash flows, financial condition and prospects.

Interest and other expenses could vary materially from expectations depending on changes in interest rates, borrowing costs, currency exchange rates, and costs of hedging activities. For example, in response to increasing inflation, the Bank of Canada and the U.S. Federal Reserve, along with central banks around the world, have been raising interest rates and signaled potential additional rate increases. It is difficult to predict the impact of such events on the Corporation, its customers or economic markets more broadly, which have been and will continue to be highly dependent upon the actions of governments and businesses in response to macroeconomic events, and the effectiveness of those actions. Economic downturns may also lead to restructuring actions and associated expenses.

The Corporation could be adversely impacted by pandemics, epidemics and other public health issues.

Pandemic, such as the COVID-19 pandemic, may adversely affect the Corporation’s business in a variety of ways, including by restricting certain operations and marketing efforts, and disrupting supply chains. Pandemics, epidemics and other public health issues may pose potential adverse impacts on the Corporation, including, but not limited to: (i) a reduction in demand for the Corporation’s products or services, or an increase in delinquent or unpaid bills, due to job losses and associated financial hardship; (ii) a reduction in the availability of content, and therefore a reduction in the Corporation’s ability to provide the content and programming that its customers expect; (iii) downgrade or cancellation of customer services; (iv) issues delivering the Corporation’s products and services; (v) lost revenues due to the significant economic challenges that small and medium-sized business customers are facing; (vi) uncertainty associated with the costs and availability of resources required to provide appropriate levels of service to customers; (vii) additional capital expenditures, and uncertainty associated with costs, delays and the availability of resources required to maintain, upgrade or expand the Corporation’s network in order to accommodate increased network usage, and to expand its self-install and self-serve programs in order to attract new customers; (viii) unexpected increase of user data demand and increased pressure on the Corporation’s network capacity, which could negatively affect its network’s performance, availability, speed, consistency and its ability to provide services; (ix) the ability of certain suppliers and vendors to provide products and services to the Corporation; (x) the impact of legislation, regulations and other government interventions in response to pandemics and other public health issues; (xi) the negative impact on global credit and capital markets; and (xii) the ability to access capital markets and fund liquidity needs at a reasonable cost or at all. Any of these risks and uncertainties could have a material adverse impact on the Corporation’s business, prospects, results of operations and financial condition.

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

From time to time, the Corporation engages in discussions and activities with respect to possible acquisitions, dispositions, business combinations, or joint ventures intended to complement or expand its business, some of which may be significant transactions for the Corporation and involve significant risks and uncertainties. The Corporation may not realize the anticipated benefit from any of the transactions it pursues, and may have difficulty incorporating or integrating any acquired business. Regardless of whether the Corporation consummates any such transaction, the negotiation of a potential transaction (including associated litigation), as well as the integration of any acquired business, could require the Corporation to incur significant costs and cause diversion of management’s time and resources and disrupt its business operations. It could face several challenges in the consolidation and integration of information technology, accounting systems, personnel and operations. See also the risk factor “The Corporation’s geographic expansion, by acquiring Freedom and by entering new territories as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.”

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

The rapid development in AI technology creates heightened difficulty and risk for the Corporation in managing personal data and information, add costs and increases the danger posed by cybersecurity threats.

The Corporation notes heightened difficulty and risk in managing personal data and information collected and mobilized using artificial intelligence (“AI”) technology. If Bill C-27, the Digital Charter Interpretation Act, 2022 introduced by the Canadian government, which is proposing new rules to private sector privacy legislation and to the regulation of AI and data used in connection with AI, is passed, the Corporation may incur additional compliance costs and be exposed to important monetary penalties in the event of non-compliance. Moreover, the rapid development in AI technology has significantly increased the danger posed by cybersecurity threats and require greater monitoring and improved risk management solutions to minimize the impact of these threats.

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

Changes to the laws, regulations and policies governing the Corporation’s operations, the introduction of new laws, regulations, policies or terms of license, the issuance of new licenses, including additional spectrum licenses to its competitors, could have an impact on customer buying practices and/or a material adverse effect on its business (including how the Corporation provides products and services), prospects, results of operations and financial condition. In addition, the Corporation may incur increased costs in order to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Corporation may also incur increased costs as a result of the Memorandum of Understanding on Telecommunications Reliability entered into on September 9, 2022 as between the Corporation and 12 other telecommunication service providers across Canada upon the direction of the federal government, and specifically the Minister of Innovation, Science and Industry (the “MOU”). Under the terms of the MOU, the Corporation is subject to increased obligations related to coordination, roaming, mutual assistance and communications during a telecommunications emergency, including wireless- and/or wireline-based emergencies.

The CRTC launched a comprehensive review of the wireless market. The federal government had requested that the CRTC consider competition, affordability, consumer interests and innovation in its decisions. In a recent decision, the CRTC ordered the national incumbent wireless carriers to provide MVNO access services to regional wireless carriers for a period of seven years. This decision stands to have significant impact on the Corporation’s competitive environment, as the Corporation could see the emergence of new MVNO competitors. The Corporation may not be able to compete successfully in the future against existing and such potential new competitors. The most recent regulation from the CRTC in that matter has ruled out, for the moment, the inclusion of Internet of Things (“IoT”) and fixed wireless services from the MVNO regulatory framework. This potential increase in competition in the Corporation’s mobile telephony business combined with the consequences of the recent CRTC regulation could have a material adverse effect on the Corporation’s business, prospects, revenues, financial condition and results of operations.

In light of the Corporation’s geographic expansion for its wireless business, the Corporation will face important challenges and uncertainty when negotiating with national incumbent wireless carriers and BDUs in order to reach an agreement for the MVNO access service wholesale rates. In this context, the access rates for MVNO were determined through final offer arbitration (“FOA”) with Rogers. The CRTC selected Quebecor’s final offer in this matter. However, it is worth noting that Rogers has filed an appeal challenging this decision. Similarly, for Bell’s services, MVNO access rates were established through FOA, with the CRTC opting for Bell’s final offer. Following the failure of commercial negotiations on access rates with TELUS, the CRTC accepted the Corporation’s FOA request. There is currently uncertainty regarding what wholesale rates will be applicable between the Corporation and TELUS and the time that will be required for such wholesale rates to be determined. Moreover, aside from fulfilling its spectrum license deployment obligations, the mandated MVNO service will be gradually discontinued after seven years. Consequently, the Corporation will be required to deploy and enhance its independent wireless network in the regions where it operates as an MVNO. Neglecting to sufficiently expand its proprietary wireless infrastructure may subject the Corporation to risks, especially if it finds itself unable to cater to its customers when the MVNO services will have been discontinued. Any material failure to implement the Corporation’s wireless business geographic expansion could have an adverse effect on its reputation, business, prospects, revenues, financial condition, and results of operations, as well as on its ability to meet its obligations, including its ability to service its indebtedness. In addition, laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts in Canada, the United States and other jurisdictions may impose limits on the Corporation’s collection and use of certain kinds of information. Furthermore, the CRTC and ISED have the power to impose monetary sanctions for failure to comply with current regulations. For a more extensive description of the regulatory environment affecting its business, see “Item 4. Information on the Corporation – Regulation.”

In March 2023, the CRTC launched a process for additional comments and requests for information following the submission, in May 2022, of a joint application from a group of operators including the Corporation, asking the Commission to undertake an in-depth review of the wholesale roaming rates of national wireless carriers. Furthermore, the manner in which wholesale roaming rates are determined could yield diverse outcomes for the Corporation. High wholesale roaming rates could adversely affect the Corporation’s ability to provide comprehensive coverage or substantially increase its cost structure, and this could have a material adverse effect on the Corporation’s business, financial condition, and results of operations.

The Corporation is required to provide TPIA providers with access to its cable network, which may result in increased competition.

The largest ILECs and incumbent cable carriers in Canada (collectively, the “Incumbent Carriers”), including the Corporation, have been required by the CRTC to provide TPIA providers with access to their networks at mandated cost-based rates. Numerous TPIA providers are interconnected to the Corporation’s wireline network and are thereby providing retail Internet access services as well as, in some cases, retail VoIP and IP-based television distribution services.

Since 2015, the CRTC has emphasized in a series of decisions the importance it accords to mandated wholesale access service arrangements as a driver of competition in the retail Internet access market. Among other things, the CRTC ordered the Incumbent Carriers, including the Corporation, to provide disaggregated wholesale access services, including access to high speed services provided over fiber access facilities, which were expected to replace existing aggregated wholesale access services after a transition period.

However, on March 8, 2023, the CRTC published a decision wherein it concludes that the disaggregated wholesale access service framework has not fulfilled its mandate and requires reconsideration. The CRTC determined that the network configuration for disaggregated wholesale access services will remain in Ontario and Québec pursuant to existing tariffs and architecture, but will not be introduced in other markets at this time. Furthermore, the CRTC acknowledged that there are significant issues associated with the existing wholesale access service framework and that viable access to fiber-to-the-premises (“FTTP”) facilities by competitors is of particular concern. In light of the above, the CRTC launched a notice of consultation to review the wholesale access service framework. While it carries out its review, the CRTC imposed an immediate interim reduction of 10% to the monthly capacity charge and declared that existing aggregated tariffs should now be interim. Videotron filed new aggregated wholesale rates on May 30, 2023 for its FTTP access and on June 22, 2023 for its Hybrid Fiber Coaxial (“HFC”) access. Concurrently with the publication of this decision, the CRTC launched a consultation to review its existing framework for wholesale access. The CRTC’s review could lead to mandated arrangements which could permit Internet resellers to enhance their service offerings and/or their competitive positions in the retail market, thereby affecting the Corporation’s ability to recover its cost of providing underlying network services. On November 6, 2023, the CRTC directed Bell and TELUS to provide workable wholesale access to their FTTP networks in Ontario and Québec within six months of the date of the decision. Bell filed a motion for leave to appeal this decision, which was subsequently granted. The Federal Court of Appeal (“FCA”) will hear the case on its merits in the coming months. Concurrently, Bell also filed an appeal with the federal cabinet. Videotron has intervened to gain access to the FTTP networks of Bell and TELUS. The implementation of final wholesale rates that are significantly different from the rates proposed by the Corporation could have a material adverse effect on the Corporation’s business, financial condition, and results of operations.

In March 2023, following the CRTC decision in which it addresses the effectiveness of the wholesale access service framework, the Government of Canada issued a new policy direction to the CRTC to put in place new rules to improve competition and support consumers, leading to lower prices and better telecommunications services for Canadians. At this time, it is unclear what impact, if any, the new policy direction could have on the Corporation’s business and financial results.

ISED may not renew the Corporation’s mobile spectrum licenses on acceptable terms, or at all.

The Corporation’s AWS-1 licenses were renewed in December 2018 for a 20-year term. The Corporation’s other spectrum licenses, including in the AWS-3, 700 MHz, 2500 MHz, 600 MHz, 3500 MHz, and 3800 MHz bands, are issued for 20-year terms from their respective dates of issuance. At the end of these terms, the Corporation expects that new licenses will be issued for subsequent terms through a renewal process, unless a breach of license conditions has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The process for issuing or renewing licenses, including the terms and conditions of the new licenses and whether license fees should apply for a subsequent license term, are expected to be determined by ISED. If, at the end of their respective term, the Corporation’s licenses are not renewed on acceptable terms, or at all, its ability to continue to offer its wireless services, or to offer new services, may be negatively impacted, or its cost structure could materially increase, and, consequently, it could have a material adverse effect on its business, prospects, results of operations and financial condition. If, at any point during the term of its licenses, the Corporation is not in compliance with its deployment conditions, ISED may impose various compliance and enforcement measures. These measures may include warnings, administrative monetary penalties, legal action, license amendments, suspensions, or other measures. In certain cases of non-compliance, ISED may determine that the most appropriate course of action is to revoke the license.

The Corporation may be adversely affected if it does not qualify for government programs.

The Corporation benefits or has benefited from several government programs developed to support major investment projects, including the deployment of high-speed Internet services in various regions of Québec. There can be no assurance that the government programs which the Corporation may access in Canada will continue to be available in the future or will not be reduced, amended, or eliminated. Any changes in the policies or rules of application in Canada or in any of the provinces in connection with these government programs, or in the interpretation of these programs, could, amongst other things, increase the cost of investment projects affected by these programs or the Corporation’s decision to initiate certain investment projects, including incur capital expenditures for the extension of its wireline and mobile networks, and which could have a material adverse effect on the Corporation’s business, results of operations and financial condition.

The Corporation is subject to a variety of environmental laws and regulations, including in relation to the transition to lower-emission operations.

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

Similarly, the Corporation is also exposed to the transition risks related to the transition to a lower-emissions economy, which may increase its cost of operations, impact its business plans, and influence stakeholder decisions, each of which could adversely impact its reputation, strategic plan, business, operations or financial results. Foreign and domestic governments continue to evaluate and implement policy, legislation, and regulations regarding reduction of greenhouse gas (“GHG”) emissions, adaptation to climate change, transition to a lower-carbon economy, and disclosure of climate-related matters. Such policies, laws and regulations vary at the federal, provincial and municipal levels in which the Corporation operates and are continually evolving. International multilateral agreements, the obligations adopted thereunder, increasing physical impacts of climate change, changing political and public opinion and legal challenges concerning the adequacy of climate-related policy brought against governments and corporations, among other factors, are expected to accelerate the implementation of these measures. Many jurisdictions are either increasing the stringency of existing, or introducing new, legislation or public policy to address climate change and reduce GHG emissions.

Finally, climate change is increasing the severity and frequency of extreme weather-related events, which could potentially result in damages to the Corporation’s infrastructure and properties. These physical risks could increase operational and capital costs in order to maintain network operations during and following extreme weather events and to repair damaged equipment and facilities, which could have a material adverse effect on its business, financial condition, and results of operations.

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

The Corporation currently has a substantial amount of debt and significant interest payment requirements. The Freedom Acquisition resulted in a significant increase in the Corporation’s outstanding debt. As at December 31, 2023, the Corporation had $7.61 billion of consolidated long-term debt (long-term debt plus bank indebtedness), excluding Quebecor Media subordinated loans. The Corporation’s indebtedness could have significant consequences, including the following:

●	increase its vulnerability to inflation, recession, interest rate fluctuations, and general adverse economic and industry conditions;
●	require it to dedicate a substantial portion of its cash flow from operations to making interest and principal payments on its indebtedness, reducing the availability of its cash flow to fund capital expenditures, working capital and other general corporate purposes;
●	limit its flexibility in planning for, or reacting to, changes in its businesses and the industries in which the Corporation operates;
●	place it at a competitive disadvantage compared to its competitors with less debt or greater financial resources; and
●	limit, along with the financial and other restrictive covenants in its indebtedness, its ability to, among other things, borrow additional funds on commercially reasonable terms, if at all.

Although the Corporation has significant indebtedness, as at December 31, 2023, it had more than $1.64 billion available for additional borrowings under its existing credit facilities on a consolidated basis, and the indentures governing its outstanding Senior Notes would permit it to incur substantial additional indebtedness in the future. If the Corporation or its subsidiaries incur additional debt, the risks the Corporation now faces as a result of its leverage could intensify. For more information regarding its long-term debt and its maturities, refer to Note 15 to the audited consolidated financial statements for the year ended December 31, 2023, included under “Item 18. Financial Statements” of this annual report. See also the risk factor “Restrictive covenants in the Corporation’s outstanding debt instruments may reduce its operating and financial flexibility, which may prevent the Corporation from capitalizing on certain business opportunities.”

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

The market value of the Senior Notes will fluctuate as prevailing interest rates change.

Prevailing interest rates will affect the market value of the Senior Notes, which have a fixed interest rate. Assuming all other factors remain unchanged, the Corporation expects that the market value of the Senior Notes will decrease as prevailing interest rates for similar debt instruments rise and, conversely, will increase as prevailing interest rates for similar debt instruments decline.

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

The Corporation’s Senior Notes have not been registered under the Securities Act and have not been qualified by prospectus in Canada or other jurisdictions outside the United States. Consequently, the Senior Notes may be transferred or resold only in a transaction registered under, or exempt from, the Securities Act and applicable state securities laws. The Corporation has not registered, and does not intend to register the resale of the securities or conduct a registered exchange offer in respect of the securities under the Securities Act. Also, the notes may not be sold, directly or indirectly, in Canada except in accordance with applicable securities laws of the provinces and territories of Canada. The Corporation is not, and does not currently intend to become, a reporting issuer in Canada. As a result, the Senior Notes are subject to restrictions on transfer and are not, and will not become, freely tradable in Canada. In addition, non-U.S. holders remain subject to restrictions imposed by the jurisdiction in which the holder is resident.

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

The Corporation’s Senior Notes are unsecured and, therefore, are effectively subordinated to any secured indebtedness that the Corporation may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving the Corporation, the assets that serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the Senior Notes. The Senior Notes are effectively subordinated to any borrowings under its secured credit facilities to the extent of the value of the assets securing such secured credit facilities and structurally subordinated to the liabilities of its existing and future subsidiaries that do not guarantee the Senior Notes. In addition, the Corporation’s credit facilities and the respective indentures governing its Senior Notes permit the Corporation to incur additional secured indebtedness in the future which could be significant.

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

ITEM 4 – INFORMATION ON THE CORPORATION

A -	History and Development of the Corporation

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

Since December 31, 2020, Videotron has undertaken and/or completed several business acquisitions, combinations, divestitures and business development projects and financing transactions, including, among others, the following:

●	On November 30, 2023, Videotron announced an investment of $298.9 million in the acquisition of 305 blocks of spectrum in the 3800 MHz band across Canada, in the latest spectrum auction held by ISED. Approximately 61% of these 305 blocks of spectrum are located outside Québec, mainly in southern Ontario, Alberta and British Columbia. On January 26, 2023, the Corporation also announced a $9.9 million investment by Videotron in the acquisition of spectrum licenses in the 600 MHz band in Manitoba and in the 3500 MHz band in Québec.
●	On October 12, 2023, Quebecor announced the launch of its MVNO service and the gradual expansion of the service territory of its Videotron, Fizz Mobile & Internet Inc. (“Fizz”) and Freedom brands in Canada, enabling them to offer their services to millions more Canadian consumers.
●	On April 3, 2023, Videotron acquired all the issued shares of Freedom from Shaw, for a cash consideration of $2.07 billion (net of cash acquired of $103.2 million) and the assumption of certain liabilities, including lease obligations. The consideration paid is subject to certain post-closing adjustments. Videotron’s acquisition of Freedom includes the Freedom Mobile brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets. The transaction also includes a long-term undertaking by Shaw and Rogers to provide Videotron with transport services (including backhaul and backbone), roaming services and wholesale Internet services. Videotron also made certain commercial commitments to the Minister of Innovation, Science and Industry. Through the acquisition of Freedom, Videotron has entered the British Columbia and Alberta telecommunications markets and strengthened its position in the Ontario market.

●	On April 3, 2023, Videotron entered into a new $2.10 billion secured term credit facility with a syndicate of financial institutions to finance the acquisition of Freedom. The term credit facility consists of three tranches of equal size maturing in October 2024, April 2026 and April 2027, bearing interest at Bankers’ acceptance rate, SOFR, Canadian prime rate or U.S. prime rate, plus a premium determined by Videotron’s leverage ratio. On April 10, 2023, Videotron entered into a floating to fixed interest rate swap agreement in connection with the $700.0 million tranche maturing in April 2027, fixing the interest rate at 5.203% based on Videotron’s leverage ratio at that time. The swap became effective on May 4, 2023 and matures on April 3, 2027.
●	On January 17, 2023, Videotron issued a $836.0 million promissory note to Quebecor Media, bearing interest at 7.000%.
●	On January 13, 2023, Videotron’s secured revolving credit facility, which was extended to July 2026 in May 2022, was amended to increase it from $1.50 billion to $2.00 billion. Certain clauses and conditions of this credit facility were also amended.
●	In July 2022, Videotron acquired VMedia, an independent telecommunications provider that is well established in the Canadian market. VMedia became a key partner that enhances Videotron’s plans across Canada by supporting advantageous bundles that give Canadian consumers more choice at a better price.
●	On August 17, 2021, Videotron launched Vrai, a subscription-based OTT entertainment service that targets the strong demand for unscripted lifestyle, documentary and entertainment content. In its first year, Vrai offered thousands of hours of all-French, on-demand content, including more than a hundred new original Québec productions.
●	On July 29, 2021, Videotron announced the acquisition of 294 blocks of spectrum in the 3500 MHz band across the country for an investment of nearly $830 million. More than half of the investment is concentrated in four Canadian provinces outside Québec: southern and eastern Ontario, Manitoba, Alberta and British Columbia.
●	On July 6, 2021, Videotron completed the early redemption of the entirety of its 5% Senior Notes due July 15, 2022, in aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount, in accordance with a notice issued on June 3, 2021. The related hedges in an asset position were also unwound.
●	On June 17, 2021, Videotron issued $750.0 million aggregate principal amount of Senior Notes bearing interest at 3⅝% and maturing on June 15, 2028, for net proceeds of $743.2 million, net of financing costs of $6.8 million. Videotron also issued US$500.0 million aggregate principal amount of Senior Notes bearing interest at 3⅝% and maturing on June 15, 2029, for net proceeds of $599.6 million, net of financing costs of $5.8 million.
●	On May 12, 2021, Videotron announced the roll-out of its 5G network in Québec City, following the successful launch in Montréal in December 2020.
●	On April 1, 2021, Videotron announced the acquisition of Cablovision Warwick Inc. (“Cablovision Warwick”) and its network, which has been serving the municipalities of Warwick, Kingsey Falls and Saint-Félix-de-Kingsey in the Centre-du-Québec region for more than four decades, thereby allowing Cablovision Warwick’s customers to have access to Videotron’s network and its line of products and services.
●	On March 22, 2021, Videotron and the Government of Québec signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in remote regions. Under these agreements, Videotron extended its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258 million, to be invested in Videotron’s network extension.
●	On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of 3⅛% Senior Notes maturing on January 15, 2031, for net proceeds of $644.0 million, net of financing fees of $6.0 million.

B -	Business Overview

Overview

Videotron, a wholly owned subsidiary of Quebecor Media Inc., is one of Canada’s largest telecommunications companies. Videotron is engaged in Internet access, mobile and wireline telephony, television and entertainment services. Videotron is the fourth-largest national mobile carrier in Canada in terms of mobile RGUs and the largest cable operator in Québec based on the number of wireline RGUs. Videotron is also a leader in new technologies with its Helix home entertainment and management platform, and is the Québec leader in high-speed Internet access. As of December 31, 2023, Videotron has 3,764,900 subscriber connections to its mobile telephony services, 1,727,600 subscribers to its Internet services, 1,355,600 subscriptions to its television services, and 674,700 connections to its wireline telephony services. Through a comprehensive portfolio of roaming agreements with domestic and international network operators, Videotron’s mobile telephony customers benefit from extensive worldwide coverage.

Competitive Strengths

Leading Market Positions

Videotron is a leading mobile carrier and cable operator in Canada. Videotron believes that its strong market position has enabled it to launch and deploy new products and services more effectively. For example, since the introduction of its Internet access service, Videotron estimates that it has become the largest internet access provider in its Québec footprint. The two main brands under which the Corporation markets its telecommunications services enjoy among the highest levels of brand recognition in their respective markets: the Province of Québec and the Ottawa region for Videotron, and Ontario, British Columbia and Alberta for Freedom. The Corporation’s third brand, Fizz, which offers a completely digital experience, is one of the fastest growing brands in Québec since its launch in 2018 and is currently available in beta-testing mode in Ontario, British Columbia, Alberta and Manitoba, in anticipation of a full release in these provinces. Videotron’s extensive proprietary and third-party retail distribution network of stores and points of sale, including its Videotron- and Freedom-branded stores and kiosks, as well as its authorized dealers, assist Videotron in marketing and distributing its advanced telecommunication services, such as Internet access, television and mobile telephony, on a large-scale basis. Videotron is also a leading telecommunication service provider in the Province of Québec’s business telecommunication segment.

Differentiated Bundled Services

Through its technologically advanced mobile and broadband networks, Videotron offers a differentiated, bundled suite of entertainment, information and communication services, products and content, including Internet access, IPTV, VOD, OTT and other interactive television services, as well as wireline telephony services using VoIP technology, and mobile telephony services. In addition, Videotron delivers high-quality services and products, including, for example, its high-speed Internet access service which enables its customers to download data at speeds of up to 940 Mbps. Videotron believes that the consumers attribute value to the convenience of dealing with a single telecommunication service provider and also appreciate the cost savings of having their services bundled, as Videotron offers discounts to customers that subscribe to more than one of its services. As of December 31, 2023, 68.8% of Videotron-branded residential customers subscribed for two or more services. Videotron also offers a rich and varied selection of on-demand French-language content (movies, television shows, children’s shows, teen series, documentaries, comedy performances and concerts) through its subscription-based OTT entertainment services, Club illico and Vrai. Videotron produces an array of proprietary content for which Club illico and Vrai hold first-window rights for its customers, prior to linear broadcast. Together, both platforms boast over 774 million viewings since the launch of Club illico in 2013 and the launch of Vrai in 2021, making them key players in the Québec on-demand video entertainment landscape.

Advanced Mobile and Broadband Networks

The Corporation’s mobile services are provided across one of the most extensive mobile networks in Canada covering all major Canadian metropolitan areas including more than 26 million people with the LTE technology and more than 18 million people with the 5G technology. Over the past several years, the Corporation has been steadily investing in its mobile network by densifying its network, putting additional wireless spectrum into service and modifying existing cell sites to add equipment supporting new technologies. The Corporation continues its investments, including its roll out of the 5G technology across its footprint, as it considers the reliability, speed, capacity and coverage of its mobile network to be key factors for its continued success.

In its Québec market, Videotron is able to leverage its advanced broadband network, to offer a wide range of advanced services. Videotron’s hybrid fiber coaxial network covers approximately 84% of Québec’s estimated 4.1 million residential premises and nine of the province’s top ten urban areas. Videotron believes that its single cluster network architecture in this geography provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services such as Helix, Club illico, Fizz and Vrai, and a lower cost structure through reduced maintenance and technical support costs.

Videotron is committed to maintaining and upgrading its networks and, to that end, Videotron currently anticipates that ongoing capital expenditures will continue to be required to accommodate the evolution of its products and services and to meet the demand for increased capacity, speed and reliability.

Strong, Market-Focused Management Team

Videotron has a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications and technology. Under the leadership of its senior management team, Videotron has, among other things, improved penetration of its Internet access service, its subscription-based OTT entertainment services and its mobile telephony services, including through the successful build-out and launch of its mobile telephony network and upgrade to LTE-A and 5G technologies. Videotron’s senior management team also spearheaded key acquisitions, including the Freedom Acquisition, allowing the Corporation to expand its network and presence in new markets.

Videotron’s Strategy

Videotron’s objective is to increase its revenues and profitability by leveraging its strong market position nationwide and advanced mobile and broadband networks. Videotron attributes its strong historical results and positive outlook for growth and profitability to an ability to develop and execute forward-looking business strategies. The key elements of its strategy include:

•

Expand its wireless business geographically. Videotron continues to evolve and enhance the capabilities of and to expand its wireless infrastructure in new geographies in Canada. The Corporation believes there is significant growth opportunity in these geographies for a wireless carrier offering innovative services at better prices. Through the Freedom Acquisition, Videotron entered the British Columbia and Alberta telecommunications markets and strengthened its position in the Ontario market. This expansion of Videotron’s wireless business outside of its traditional Québec footprint has enhanced its geographic diversification. Videotron now counts approximately 45% of its mobile subscribers in Québec, 40% in the Ontario market and 15% in Western Canada, as at December 31, 2023. The number of Canadians reached by Videotron’s mobile networks has also increased significantly to more than 26 million (or 70% of the Canadian population), up from 7.5 million (or 20% of the Canadian population) prior to the Freedom Acquisition. In addition, entering new markets as a MVNO under the MVNO regulatory framework enables Videotron to step up the roll-out of its wireless services beyond the reach of its current wireless network infrastructure, thereby increasing the size of its addressable market. Videotron also intends to take advantage of the TPIA regulatory framework to complete its telecommunications service offering outside its wireline network service area by allowing it to add Internet and other wireline services to its wireless product offering. Access to both regulatory frameworks is expected to significantly reduce initial investments, accelerate market access and mitigate risk. In addition to the Freedom brand, the service territory of the Fizz brand has gradually expanded across additional provinces. Such a multi-brand expansion allows Videotron to strategically target and respond to customer needs in various market segments.

•

Build on its position as a telecommunications leader with its mobile telephony network. Videotron provides an offering of advanced mobile telecommunications services to consumers as well as small, medium- and large-sized businesses that are based on effective, reliable technology, outstanding customer service and a differentiated offering. This strategy remains central to Videotron as it expands its wireless business geographically. Since the closing of the Freedom Acquisition, significant enhancements have been made to Freedom’s offering, plans and network, including the introduction of 5G services, seamless handoff and nationwide free roaming. To offer a true 5G experience, Freedom required greater bandwidth in mid-band frequencies, such as the 3500 MHz band, which it did not have. Upon the closing of the Freedom Acquisition, Videotron was able to rapidly deploy its holding of 3500 MHz spectrum licenses which it had acquired in 2021 to upgrade Freedom’s infrastructure and offer 5G services to over 12 million Canadians in the Toronto, Vancouver, Calgary and Edmonton metropolitan areas along with select cities across Ontario, British Columbia and Alberta. Greater customer adoption of 5G and IoT services and applications that are enabled by 5G networks should contribute to the growing demand for mobile services and Videotron intends to continue to roll out 5G services to other markets over time. In the consumer market, IoT represents a growth area for the industry as wireless connectivity on everyday devices, from home automation to wearables, becomes ubiquitous. In addition, other IoT growth opportunities are expected to develop in smart manufacturing, telemedicine/telesurgery, remote monitoring, connected vehicles, asset tracking and urban city optimization (smart cities). For the twelve-month period ended December 31, 2023, mobile services and equipment revenues represented 43.7% of Videotron’s total operating revenues, up from 29.6% a year before.

•

Maximize customer satisfaction and build customer loyalty. Videotron believes that maintaining a high level of customer satisfaction is critical to future growth and profitability. In the Province of Québec, Videotron was rated as the telecommunications provider with the best customer service by a Léger poll conducted in August 2023. Videotron was also ranked by a Léger poll conducted in 2023 as the most respected telecommunications provider in Québec for the 17th time since 2006. Its ability to attract and satisfy customers with high quality products and services has been an important factor in Videotron’s historical growth and profitability and continues to be a priority in its geographic expansion nationwide. In support of its commitment to customer satisfaction, Videotron continues to provide a 24-hour technical support hotline seven days a week for customers of the Videotron brand. All of its customer service representatives and technical support staff are trained to assist customers with all of its products and services, which in turn allows its customers to be served more efficiently and seamlessly. Videotron’s customer care representatives continue to receive extensive training to perfect their product knowledge and skills, which contributes to customer retention and higher levels of customer service. As consumers increasingly turn to digital channels, Videotron also offers online and app-based options to enable them to autonomously manage all phases of the customer journey from sales to installation to ongoing support. Shifting customer interaction to digital channels through more self-help, self-install and self-service reduces the volume of field service trips, and calls to customer service and technical support call centers. Videotron utilizes surveys, focus groups and other research tools to assist in its marketing efforts and anticipate customer needs. To increase customer loyalty, Videotron also leverages strategic partnerships with third parties and other members of the Quebecor Media group of companies to offer exclusive promotions, privileges and contests which contribute in expanding its value proposition to its customers and differentiating its offering.

•

Pursue strategic investments in technology improvements. Videotron supports the growth in its customer base and bandwidth requirements through strategic success-driven modernization of its networks and increases in network capacity and redundancy. Videotron’s network design provides high capacity and superior signal quality that allows it to provide to its customers new advanced products and services in addition to those Videotron currently offers. Videotron believes that the demand for bandwidth-intensive services are likely to continue to increase significantly in the coming years. Videotron’s strategy is to maintain a leadership position in the suite of products and services it offers, launch new products and services, make the necessary strategic investments in its networks and implement new technologies as they become available. In addition, Videotron continuously seeks to optimize expenses through technology improvements.

•

Further integrate its operations within the Quebecor Media group of companies. Videotron will continue to pursue the integration of its distribution capabilities with the content and reach of Quebecor Media’s other assets. For example, Videotron believes that cross-selling and cross-promotion opportunities exist with Media Group, a segment of Quebecor Media dedicated to entertainment and news media comprised of certain premier French-language content creation companies and media brands, such as TVA Group, the largest broadcaster in North America of French-language entertainment, information and public affairs programming and one of the largest private-sector producers of French-language content, Le Journal de Montréal and Le Journal de Québec, both of which are leaders in their respective market, Quebecor Media Out-of-Home, the largest player in Québec with over 14,000 advertising faces on transit shelters, buses and taxi tops, and various properties in the field of digital content production. In addition, cross-selling and cross-promotion opportunities exist with Quebecor Media’s Sports and Entertainment segment, which includes all operation, production, distribution and management activities relating to music, entertainment, sports and the Videotron Centre, an 18,400-seat arena located in Québec City.

Products and Services

Videotron currently offers to its customers mobile telephony services, wireline services, OTT video services, and business telecommunications services.

Mobile Services

Videotron is a key national player in delivering a range of innovative wireless network technologies and services. Videotron’s wireless services are offered under the Videotron, Freedom and Fizz brands and provide consumers and businesses with the latest wireless devices, services, and applications including: mobile high-speed Internet access; wireless voice and enhanced voice features; device protection; in-store expert advice; text messaging; e-mail; global voice and data roaming; and advanced wireless solutions for businesses. The Videotron brand is active in the Province of Québec and the Ottawa region, the Freedom brand is present in Ontario, British Columbia and Alberta, and the Fizz brand is available in Québec and, in beta-testing, in Ontario, British Columbia, Alberta and Manitoba, in anticipation of a full release in these provinces.

As of December 31, 2023, there were 3,764,900 lines activated on its wireless network, representing a year-over-year increase of 230,100 lines (13.5%), excluding the acquisition of 1,824,400 lines of Freedom on April 3, 2023.

Wireline Services

In the Québec market, Videotron’s coaxial and fiber-optic network large bandwidth is a key factor in the successful delivery of advanced products and services. Videotron currently offers a variety of advanced products and services, including Internet access, television, wireline telephony and OTT video services.

•

Internet Access. Leveraging its advanced cable and fiber infrastructure, Videotron offers Internet access services to its customers at download speeds of up to 940 Mbps. As part of its Internet access service, Videotron offers its technologically advanced Helix Internet service which delivers reliable internet speeds, a smarter and more powerful Wi-Fi coverage as well as home automation features. The Helix internet service is available using a Helix Fi gateway, an all-in-one product that combines the features of a modem and Wi-Fi router, as well as Wi-Fi pods which, when required, can be plugged into electrical wall outlets to extend a customer’s Wi-Fi coverage. Through the Helix Fi app, customers can control their home Wi-Fi network, set time restrictions for children’s Internet use, quickly and easily disconnect a device from the network, access advanced security technology and control household smart devices. As of December 31, 2023, Videotron had 1,727,600 Internet access customers. Based on internal estimates, Videotron is the largest provider of Internet access services in the areas it serves with an estimated market share of 44.9% as of December 31, 2023.

•

Television. Videotron offers a broad variety of television services made available through digital- or IP-based technology. Videotron’s IPTV service, Helix TV is built around voice-controlled assistant technology. Helix offers an enhanced TV experience, integrated search functionality and seamless integration of OTT services, including Netflix, Prime Video, Club illico and Vrai (provided customers have a subscription with such services). Videotron allows its customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of additional channels, including U.S. superstations and other special entertainment channels. Customers may view programming live, record live programming or access Videotron’s video on demand service which offers extensive programming choices such as television series, movies and documentaries that are available for free or to rent. These viewing options are also available through the Helix app and online. As of December 31, 2023, Videotron had 1,355,600 customers for its television service.

•

Wireline Telephony. Videotron offers wireline telephony service to its residential customers using VoIP technology. As of December 31, 2023, Videotron had 674,700 subscribers to its wireline telephony service.

OTT Video Services

Club illico is a subscription-based OTT entertainment service that offers a rich and varied selection of unlimited, on-demand French-language content (movies, television shows, children’s shows, teen series, etc.). In its efforts to offer original content to its customers, Club illico funds the production of series, documentaries, movies and shows for which it holds first window rights, prior to their linear broadcast. Club illico boasts over 766 million viewings since its launch in 2013, making it a key player in the on-demand video entertainment landscape in the markets in which it is offered. Club illico is also accessible through a mobile application.

In August 2021, Videotron launched Vrai, its subscription-based OTT entertainment service offering on-demand unscripted French-language content, including lifestyle, comedy, reality, food, travel documentary and social issue programming, as well as more than a hundred first-run exclusive original Québec productions. Since its launch, Vrai has accumulated more than 8 million viewings.

Business Telecommunications Services

Videotron Business is a premier full-service telecommunications provider servicing small, medium and large sized businesses, as well as telecommunications carriers. In recent years, Videotron has significantly grown its customer base and has become a leader in the business telecommunications segment in the Province of Québec. Products and services include mobile telephony, Internet solutions, telephony and television solutions, as well as fiber connectivity, private network connectivity, Wi-Fi, managed services and security solutions. The depth of Videotron’s service offering enables Videotron Business to meet the growing demand from business customers.

Videotron Business serves customers through a dedicated salesforce and customer service teams with solid expertise in the business market. Videotron Business relies on its extensive coaxial, fiber-optic and LTE-A and 5G wireless networks to provide the best possible customized solutions to all of its customers.

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

Customer Statistics Summary

The following table summarizes Videotron’s customer statistics for its suite of advanced products and services:

	At December 31,
	2023(1)	2022	2021

	(in thousands of customers)
Revenue-generating units (RGUs)(2, 4)	7,522.8	5,540.4	5,453.2
Mobile Telephony
Mobile telephony lines	3,764.9	1,710.4	1,601.9
Internet
Internet customers	1,727.6	1,682.7	1,607.8
Penetration(3,5)	45.7%	45.4%	45.0%
Television
Television customers	1,355.6	1,396.1	1,418.6
Penetration(3,5)	36.6%	38.1%	39.7%
Wireline Telephony
Wireline telephony lines	674.7	751.2	824.9
Penetration(3,5)	18.4%	20.7%	23.1%
Homes passed(5)	3,657.7	3,619.7	3,572.6
(1)	Includes the Freedom customers added pursuant to the acquisition of Freedom from Shaw in 2023. Prior periods have not been adjusted to include any Freedom customers.
(2)

RGUs are the sum of subscriptions to the Internet access and television services, plus subscriber connections to the mobile and wireline telephony services. Beginning in the first quarter of 2023, subscribers to OTT video services and customers of third-party Internet access providers are excluded from RGUs.

(3)	Represents customers (or telephony lines) as a percentage of total home passed.
(4)	In 2023, the number of RGUs was restated for 2022 and 2021 to exclude subscribers to OTT video services and customers of third-party Internet access providers.
(5)

In 2022, the number of homes passed for 2021 was restated following a revision of the methodology relating to multi-residential and commercial addresses. Penetration of homes passed excluding customers to Internet access, television and wireline telephony services served through Videotron’s purchase of wholesale Internet services from third parties.

Pricing of the Corporation’s Products and Services

Videotron’s revenues are mainly derived from the monthly fees its customers pay for Internet access, television and mobile and wireline telephony services, as well as OTT television services. The rates Videotron charges vary based on the market served and the level of service selected. Rates are adjusted regularly. Videotron also offers discounts to its customers who subscribe to more than one of its services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2023, approximately 69% of its Videotron-branded residential customers were bundling two services or more. A one-time installation fee, which may be waived in part during certain promotional periods, is charged to new customers. Monthly instalment payments for equipment, such as Helix Fi gateways, Wi-Fi pods or Helix TV terminals, can be charged depending on the promotional offer.

Videotron’s Network Technology

Mobile Services

As of December 31, 2023, Videotron’s mobile network reached 70% of the Canadian population, allowing the vast majority of the population of Ontario, Québec, British Columbia and Alberta, Canada’s four most populous provinces, to benefit from Videotron’s mobile services. In addition to the coverage provided by its network, Videotron has roaming agreements with other Canadian mobile carriers to enable its customers to receive mobile service in nearly all other areas in Canada where wireless service is available. Videotron also offers international wireless voice and data services to its customers through roaming agreements with wireless service providers outside Canada.

In 2013, Videotron signed a 20-year agreement with Rogers for cooperation and collaboration in the build-out and operation of a shared LTE wireless network in the Province of Québec and the Ottawa region (the “Rogers LTE Agreement”). In September 2014, Videotron launched its joint LTE wireless network with Rogers. Videotron maintains its business independence throughout this agreement, including its product and service portfolios, billing systems and customer data. Videotron and Rogers settled, in April 2023, a dispute regarding the Rogers LTE Agreement and therefore, the parties will pursue the joint network until the end of its term in 2033. In Ontario, British Columbia and Alberta, Videotron operates the LTE network that it acquired as a result of the Freedom Acquisition and this network is not subject to the Rogers LTE Agreement. Videotron’s LTE network is the backbone for its 5G network as it is rolled out nationally.

Since 2020, Videotron has been deploying both LTE-A and 5G technologies in its Québec market by leveraging its AWS-3, 600 MHz and 3500 MHz spectrum. Upon the closing of the Freedom Acquisition, Videotron was able to rapidly deploy its holding of 600 MHz and 3500 MHz spectrum licenses to upgrade Freedom’s infrastructure and offer 5G services in the Toronto, Vancouver, Calgary and Edmonton metropolitan areas along with select cities across Ontario, British Columbia and Alberta. As the roll out of Videotron’s 5G service continues with the objective of covering its entire footprint, investments will be required to optimize the operation of its 5G network, including the deployment of additional spectrum, network densification with additional macro cells, small cells, in-building systems and distributed antenna systems as well as the addition of 5G-ready radio network equipment. Investing in its wireless network to improve the customer experience is a priority for Videotron, particularly in sectors outside Québec where the Freedom brand currently operates.

In parallel, Videotron maintained its High Speed Packet Access + (“HSPA+”) network throughout Québec, Ontario, British Columbia and Alberta. Videotron’s HSPA+ customers continue to migrate to next generation networks.

Videotron holds wireless spectrum licenses in Québec, Southern Ontario, Eastern Ontario, Manitoba, Alberta and British Columbia, spread across the AWS-1, AWS-3, 600 MHz, 700 MHz, 2500 MHz, 3500 MHz and 3800 MHz bands. These licenses qualified Videotron to launch its MVNO service in October 2023. Excluding the additional spectrum of 3800 MHz listed below, the wireless spectrum licenses holdings of Videotron total approximately 4.4 billion MHz per population (MHz-Pop), corresponding to an average of approximately 142 MHz of spectrum per Canadian in the areas covered by the spectrum held. The following tables summarize Videotron’s spectrum license holdings:

Type of Spectrum	Videotron Licenses	Licenses’ Use
600 MHz	● 30 MHz in Québec, Eastern and Southern Ontario, Alberta and British Columbia ● 20 MHz in Manitoba	Used in LTE-A and 5G networks
700 MHz	● 10 MHz in Québec, Eastern and Southern Ontario, Alberta and British Columbia	Used in LTE-A network
AWS -1	● 40 MHz in Québec ● 10 MHz in Southern Ontario and an additional 10 MHz (total of 20 MHz) in major cities in the region (including Toronto) ● 20 MHz in Alberta and British Columbia	Used in LTE-A and HSPA+
AWS-3	● 30 MHz in Québec, Eastern and Southern Ontario, Alberta and British Columbia	Used in LTE-A and 5G networks
2500 MHz
●
Between 20 MHz and 40 MHz in Québec and Ottawa
●
20 MHz in Toronto
●
Between 20 MHz and 30 MHz in major cities in Alberta and British Columbia
●
Between 20 MHz and 30 MHz in northern rural areas of British Columbia
Used in LTE-A network
3500 MHz	● Between 10 MHz and 50 MHz in Québec, Eastern and Southern Ontario, Manitoba, Alberta and British Columbia	Used in 5G network
3800 MHz(1)
●
Between 10 MHz and 90 MHz in Québec, Eastern and Southern Ontario, Manitoba, Alberta and British Columbia.
●
Between 80 MHz to 100 MHz of combined 3800 MHz and 3500 MHz spectrum in major cities, including Toronto, Montréal, Vancouver, Ottawa, Calgary, Edmonton, Québec City and Winnipeg.
Planned to be used in 5G network
(1)

On November 30, 2023, Videotron announced a $298.9 million investment to acquire 305 blocks of spectrum in the 3800 MHz band across the country following the conclusion of the latest spectrum auction that ended on November 30, 2023. Approximately 61% of the 305 blocks of wireless spectrum are located outside Québec, mainly in southern Ontario, Alberta, and British Columbia. Videotron made an initial deposit of $59.8 million on January 17, 2024, and the balance of $239.1 million will be paid in May 2024. The licenses will be issued to Videotron when it makes the final payment in May 2024 to ISED.

As part of the Rogers LTE Agreement, Videotron also has access to the following spectrum licenses held by Rogers:

Type of Spectrum	Rogers’ Licenses	Licenses’ Use
700 MHz	● 20 MHz in Québec and Ottawa.	Used in LTE network
AWS-1	● 20 MHz in Québec and Ottawa.	Used in LTE network

Videotron plans to continue developing and enhancing its mobile technological offering by densifying network, expanding coverage and increasing download speeds. Videotron’s network is designed to support important customer growth in coming years as well as rapidly evolving mobile technologies.

Wireline Services

As of December 31, 2023, Videotron’s cable network consisted of fiber-optic cable and coaxial cable, covering approximately 84% of the Province of Québec’s estimated 4.1 million residential premises and serving approximately 2.7 million customers. Its network is the largest broadband network in the Province of Québec and supports direct connectivity with networks in Ontario, the Maritimes and the United States.

Videotron has adopted the HFC network architecture as the standard for its network. HFC network architecture combines the use of both fiber-optic and coaxial cables. Fiber-optic cable has good broadband frequency characteristics, noise immunity and physical durability and can carry thousands of voice, video, and data signals simultaneously over extended distances. Coaxial cable requires greater signal amplification in order to obtain the desired transmission levels for delivering signals. In most systems, Videotron delivers its signals via fiber-optic cable from the headend to a group of optical nodes and then via coax to the customer premises served by the nodes.

In order to meet the ever-expanding service needs of the customer in terms of video, telephony and Internet access services, Videotron consistently invests to enhance the capabilities of its wireline network. These investments imply, among other things, the deployment of fiber-optic deeper into the network and therefore closer to the customer premises. This fiber deployment translates into an increase, year after year, in the number of nodes and a corresponding decrease in the number of customer premises served by each node. In certain cases when economically justified, such as in greenfield areas, Videotron is deploying a fiber-to-the-home (“FTTH”) solution and fiber-optic cable is therefore extended all the way to the customer premises. Investments in Videotron’s network also include an extension of the upper limit of the radio frequency spectrum available for service offerings. As of December 31, 2023, 89% of the Corporation’s network has been upgraded to a bandwidth of 1002 MHz, the remaining of its network being at 750 MHz.

Videotron currently uses the DOCSIS 3.1 standard to offer gigabit downstream high speeds across almost its entire network. The Corporation is committed to further evolving its network by taking advantage of more advanced communication standards, expanding its spectrum and deploying more fiber with the objective of providing its customers with symmetrical multigigabit speeds across its coverage area. In addition, as part of the evolution of its network, the Corporation also intends to virtualize and automate many network functions in order to increase operating efficiency and expand capacity. Along with these network enhancements, the Corporation plans to continue to expand its wireline network to reach new homes and businesses within and outside its existing coverage area to increase the number of passed premises.

Marketing and Customer Care

Videotron’s long term marketing objective is to increase its cash flow through deeper market penetration of its services, development of new services and revenue and operating margin growth per customer. Videotron believes that customers will come to view the connection that it offers as the best distribution channel to their home for a multitude of services. To achieve this objective, Videotron is pursuing the following strategies:

●	develop attractive bundle offers to encourage its customers to subscribe to two or more products, which increases ARPU, customer retention and operating margins;
●	continue to rapidly deploy advanced products on all its services – mobile and wireline telephony, Internet access, television and OTT television – to maintain and increase Videotron’s leadership and consequently, to gain additional market share;
●	design product offers that provide greater opportunities for customer entertainment and information;
●	deploy strong retention strategies aiming to maintain its existing customer base and to maintain Videotron’s ARPU;
●	develop targeted marketing programs to attract former customers, households that have never subscribed to certain of its services and customers of alternative or competitive services as well as target specific market segments;
●	enhance the relationship between customer service representatives and its customers by training and motivating customer service representatives to promote advanced products and services;
●	leverage the retail presence of its Videotron- and Freedom-branded stores and kiosks, third-party commercial retailers, and authorized distributors;

●	maintain and promote its leadership in content and entertainment by leveraging the wide variety of services offered within the Quebecor Media group to its existing and future customers;
●	introduce new value-added packages of products and services, which Videotron believes optimizes opportunities to increase ARPU and improve customer retention;
●	leverage its business market, using its network and expertise with its commercial customer base, to offer additional bundled services to its customers; and
●	develop new products, services and digital platforms to respond to the technological needs and continuously evolving consumer behaviors.

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

Maximizing customer satisfaction is a key element of Videotron’s business strategy. In support of its commitment to customer satisfaction, Videotron continues to provide 24-hour customer service hotline seven days a week to its Videotron branded customers, in addition to its web-based customer service capabilities. All of its customer service representatives and technical support staff are trained to assist customers with all of its products and services, which in turn allows its customers to be served more efficiently and seamlessly. Videotron’s customer care representatives continue to receive extensive training to perfect their product knowledge and skills, which contributes to customer retention and higher levels of customer service. Videotron utilizes surveys, focus groups and other research tools to assist marketing efforts and anticipate customer needs. To increase customer loyalty, Videotron also leverages strategic partnerships to offer exclusive promotions, privileges and contests which contribute in expanding its value proposition to its customers.

Programming

Videotron believes that offering a wide variety of programming is an important factor in influencing a customer’s decision to subscribe to, and retain, its television and OTT video services. Videotron devotes resources to obtaining access to a wide range of programming that Videotron believes will appeal to both existing and potential customers. Videotron relies on extensive market research, customer demographics and local programming preferences to determine its channel and package offerings. The CRTC currently regulates the distribution of foreign content in Canada and, as a result, Videotron is limited in its ability to provide such programming to its customers. Videotron obtains basic and premium programming from a number of suppliers, including all major Canadian media groups.

Videotron’s programming contracts generally provide for a fixed term of up to five years and are subject to negotiated renewal. Programming tends to be made available to Videotron for a flat fee per customer. Videotron’s overall programming costs have increased in recent years and may continue to increase due to factors including, but not limited to, increased costs to produce or purchase specialty programming, inflationary or negotiated annual increases, the concentration of broadcasters following acquisitions in the market, the increased competition from OTT service providers for content and the significant increased costs of sports content rights.

Competition

Videotron operates in a highly competitive business environment in the areas of price, product and service offerings and customer service. Due to ongoing technological developments, the distinctions among traditional platforms are fading rapidly. The Internet as well as mobile devices are becoming important broadcasting and distribution platforms. In addition, mobile operators are now offering wireless and fixed wireless Internet services and Videotron’s telephony service is also competing with Internet-based solutions. Given the highly regulated nature of the industry and the increasing speed of technological developments, the already competitive dynamics could increase further in the future and this increased competition could come from existing competitors or new entrants.

●	ILECs. One of Bell or TELUS, but Bell in most regions, operates a wireline network that overlaps with Videotron’s wireline footprint in the Province of Québec. Bell and TELUS’ networks allow them to provide a full range of wireline services, including Internet access, television and home telephony services, using FTTH, fibre-to-the-node or DSL technologies. Because fiber optic cables can carry much more data than traditional copper telephone cables, especially over long distances, ILECs have built and continue to build fiber-optic network infrastructure further into their networks. This optical fiber deployment enables them to offer data transmission speeds in several Videotron service areas that are higher than those that can be provided with traditional copper DSL technology.
●	Mobile Network Operators. The Canadian wireless market is characterized by the presence of three national incumbent mobile operators, Bell, TELUS and Rogers who operate under these names and under their flanker brands: VirginPlus (Bell), Lucky Mobile (Bell), Koodo (TELUS), Public Mobile (TELUS), Fido (Rogers) and Chatr (Rogers). Depending on the province or region, their service offering includes a full range of telecommunications services or is currently limited to mobile services. These competitors have a longer operating history in mobile telephony, larger and more diverse spectrum holdings as well as greater operational and financial resources than Videotron. The Canadian incumbents are deploying their 5G networks and this technology has become an industry standard.
●	Fixed wireless access. While the provision of Internet service via wireless airwaves instead of cables, commonly known as fixed wireless access, has traditionally been used in rural areas where there is no or limited access to high-speed Internet, this technology could be increasingly used in the future by Canadian mobile network operators to use excess capacity on their mobile networks. This technology could allow certain wireless network operators to offer a bundled service offering outside their wireline network footprint.
●	MVNO. The CRTC’s decision ordering the national incumbent wireless carriers to provide MVNO access services to regional wireless carriers for a period of seven years could have a significant impact on the Corporation’s competitive environment, as the Corporation could see the emergence of new MVNO competitors.
●	Third Party Internet Service Providers. Videotron competes against third-party ISPs making use of the wholesale TPIA service mandated by the CRTC to offer residential and commercial Internet access, as well as VoIP and video distribution services. Several TPIA providers are now part of large telecommunications companies, including Distributel and EBox for Bell, Altima and Start.ca for TELUS, Comwave for Rogers, Oxio by Cogeco and VMedia for Videotron.
●	Low Earth Orbit satellite technology. Satellite operators such as Xplore, Telesat and Starlink are increasing their existing high-speed Internet access capabilities with the launch of high-throughput satellites, targeting households in low population density and remote locations and claiming future download speeds comparable to the Corporation’s low and medium download speeds.
●	Internet Video Streaming. The continuous technology improvement of the Internet, combined with higher download speeds and its affordability, favors the development and deployment of alternative technologies such as digital content offered by OTT video service providers through various Internet streaming platforms such as Netflix, Amazon Prime Video, Disney+ and Apple TV+. While having a positive impact on the demand for Videotron’s Internet access services, the growth of this model has been accompanied by certain trends away from television and cable television services.
●	Direct Broadcast Satellite. DBS is also a competitor to Videotron’s television services. DBS delivers digital programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to cable delivery transmissions. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna.
●	Grey and Black Market Providers. Providers of television signals continue to face competition from the use of access codes and equipment that enable the unauthorized decoding of encrypted satellite signals, from unauthorized access to Videotron’s television signals (black market) and from the reception of foreign signals through subscriptions to foreign satellite television providers that are not lawful distributors in Canada (grey market).
●	Internet-based communication service providers. The increase in the number of communication options available using an Internet connection, including VoIP telephony, video conferencing, instant messaging, social networking services and email, has intensified the competitive environment in which Videotron operates its wireline telephony service.

C -	Regulation

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

Regulations made under the Broadcasting Act require the prior approval of the CRTC for any transaction that directly or indirectly results in a change in effective control of the licensee of a BDU or a television programming undertaking (such as a conventional television station, network or pay or specialty undertaking service), or the acquisition of a voting interest above certain specified thresholds.

Diversity of Voices

The CRTC’s Broadcasting Public Notice CRTC 2008-4, entitled “Diversity of Voices” sets forth the CRTC’s policies with respect to cross-media ownership; the common ownership of television services, including pay and specialty services; the common ownership of BDUs; and the common ownership of over-the-air television and radio undertakings. Pursuant to these policies, the CRTC generally permits ownership by one person of no more than one conventional television station in one language in a given market. The CRTC, as a general rule, will not approve applications for a change in the effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station and a local newspaper serving the same market. The CRTC, as a general rule, will not approve applications for a change in effective control that would result in the control, by one person, of a dominant position in the delivery of television services to Canadians that would impact the diversity of programming available to television audiences. In terms of BDUs, the CRTC, as a general rule, will not approve applications for a change in the effective control of BDUs in a market that would result in one person being in a position to effectively control the delivery of programming services in that market. The CRTC is not prepared to allow one person to control all BDUs in any given market.

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

Broadcasting and Telecommunications Legislative Review

The Canadian Government has asked the Broadcasting and Telecommunications Legislative Review Panel to present recommendations on legislative changes that may be needed to maximize the benefits the digital age brings to citizens, creators, cultural stakeholders, the communications industry and the Canadian economy. On January 29, 2020, the Review Panel released its final report. Given the non-binding nature of the recommendations made by the Review Panel in its final report, Videotron has no visibility as to which recommendations, if any, will be implemented. the release of the Review Panel final report, the Government of Canada put forward Bill C-10, An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts, which was mainly designed to regulate online broadcasting services. Though Bill C-10 was passed by the House of Commons in June 2021, it was terminated in the Senate upon the dissolution of Parliament in August 2021. On February 2, 2022, the Government of Canada introduced Bill C-11 which proposed to amend the Broadcasting Act in order to include foreign OTT content providers in Canada’s regulatory framework. Bill C-11 was passed by Parliament and received Royal assent on April 27, 2023.

Following the adoption of C-11 and the coming into force of the new Broadcasting Act, the CRTC launched the first phase of its consultations on May 12th, 2023, with the objectives of defining a registration process and conditions of service for foreign and domestic online undertakings as well as the framework of their initial contributions. This first step will be followed by phase 2 and 3 to progressively adopt a modernized regulatory framework.

On September 29, 2023, the CRTC released its first two decisions arising from the consultations. In Broadcasting Regulatory Policy CRTC 2023-329 and Broadcasting Order CRTC 2023-330, it establishes a registration obligation for online undertakings and defines which classes of such undertakings are exempted from registration. In Broadcasting Regulatory Policy CRTC 2023-331 and Broadcasting Order CRTC 2023-332, it sets out conditions of service and related exemption for certain classes of online undertakings. River TV, VMedia’s online undertaking, is subject to the registration obligation and the conditions of services.

From November 20 to December 8, 2023, the CRTC also holds hearings on the initial contributions’ framework. A broadcasting regulatory policy on that matter later will be published at a later date in 2024. On November 22, 2023, the Government published the Order Issuing Directions to the CRTC (Sustainable and Equitable Broadcasting Regulatory Framework) in the Canada Gazette, Part II.

Broadcasting License Fees

Prior to the adoption of Bill C-11 on April 27, 2023, programming and BDU licensees were subjected to two separate annual license fees payable to the CRTC (the Part I and the Part II license fees). With the new Broadcasting Act, Government abolished the obligation to pay the Part II license fees that were imposed on all television undertakings and distribution undertakings with licensed activity exceeding specific thresholds.

Therefore, only one annual license fee, the Part I license fee, remains payable to the CRTC under the amended Act and such fee aims to enable the CRTC to recover its cost of regulating the broadcasting industry. The amended Act also broadens the pool of potential feepayers from licensed broadcasting undertakings to all broadcasting undertakings, including online undertakings. On March 21st, 2024, the CRTC issued Broadcasting Regulatory Policy CRTC 2024-65 regarding the new broadcasting fees regulations that will come into force on April 1, 2024. The broadcasting fees regulations require that traditional broadcasters and online streaming services pay fees on an annual basis. The fees are calculated and based on the broadcasting revenues feepayers make in Canada and generally relate to broadcasting activities that are expected to generate a significant level of regulatory activity. These regulations should minimize the regulatory burden on the Canadian broadcasting system. The broadcasting fees regulations allow traditional broadcasters and online streaming services to continue to benefit from exemption thresholds: large broadcasting ownership groups will not pay fees on the first $25 million in revenue and individual broadcasters will not pay fees on the first $2 million in revenue. Under the new broadcasting fees regulations, traditional broadcasters will pay a lower percentage of total fees.

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

Videotron operates 60 cable systems pursuant either to the issuance of a license or of an order that exempts certain network operations from the obligation to hold a license. Cable systems with 20,000 customers or fewer and operating their own local headend are exempted from the obligation to hold a license pursuant to exemption orders issued by the CRTC on February 15, 2010 (Broadcasting Order CRTC 2009-544). These cable systems are required to comply with a number of programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements in the Direction to the CRTC. Videotron remains with only 8 cable distribution licenses that were renewed on August 2, 2018, in Broadcasting Decision CRTC 2018-269, from September 1, 2018 to August 31, 2024 and administratively renewed on August 8, 2023 in Broadcasting decision CRTC 2023-245, from September 1, 2024 to August 31, 2026.

Videotron acquired VMedia after its transfer from Quebecor Media on September 23, 2022. VMedia holds two cable distribution licenses; a cable distribution license for the Montréal area administratively renewed on October 23, 2023, in Broadcasting decision CRTC 2023-346, from January 1, 2024 to August 31, 2030 and a cable distribution license for the Greater Toronto Area and diverse locations in Ontario, renewed on August 2, 2018, in Broadcasting decision CRTC 2018-270, from September 1, 2018 to August 31, 2025 and administratively renewed on August 8, 2023 in Broadcasting decision CRTC 2023-245, from September 1, 2025 to August 31, 2026. VMedia also operates several exempted systems pursuant to CRTC’s exemption order for terrestrial broadcasting distribution undertakings serving fewer than 20,000 subscribers.

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

Broadcasting Distribution Regulations

The Broadcasting Distribution Regulations promote competition among BDUs and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are broadcast. The Broadcasting Distribution Regulations include other important rules such as the following:

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

Vertical Integration

In September 2011, the CRTC released Broadcasting Regulatory Policy CRTC 2011-601 setting out its decisions on the regulatory framework for vertical integration. Vertical integration refers to the ownership or control by one entity of both programming services, such as conventional television stations or pay and specialty services, as well as distribution services, such as cable systems or DTH satellite services. The CRTC: prohibits companies from offering television programs on an exclusive basis to their mobile or Internet subscribers in a manner that they are dependent on the subscription to a specific mobile or retail Internet access service. Any program broadcast on television, including hockey games and other live events, must be made available to competitors under fair and reasonable terms; allows companies to offer exclusive programming to their Internet or mobile customers provided that it is produced specifically for an Internet portal or a mobile device; and adopts a code of conduct to prevent anti-competitive behavior and ensure all distributors, broadcasters and online programming services negotiate in good faith. In Broadcasting Regulatory Policy CRTC 2015-438, the code of conduct was replaced by the Wholesale Code.

Hybrid VOD License

In Broadcasting Regulatory Policy CRTC 2015-86 issued on March 12, 2015, the CRTC considered appropriate to authorize a third category of VOD services based on a hybrid regulatory approach. In Broadcasting Order CRTC 2015-356, the CRTC has authorized these hybrid services to operate with the same flexibility as those services operating under the Digital Media Exemption Order (“DMEO”), provided that the service is delivered and accessed over the Internet without authentication to a BDU or mobile subscription. Club illico and Vrai qualify as hybrid VOD services. Following the consultations launched on May 12, 2023, the CRTC decided in Broadcasting Regulatory Policy CRTC 2023-331 issued on September 29, 2023, that the regulatory framework in which hybrid VOD service operates will remain unchanged for the moment.

The hybrid VOD services continue to benefit from the following incentives:

●	the ability to offer exclusive programming in the same manner as services operating under the DMEO; and
●	the ability to offer their service on a closed BDU network in the same manner as traditional VOD services without the regulatory requirements relating to financial contributions to and shelf space for Canadian programming that would normally be imposed on those traditional VOD services.

New Media Broadcasting Undertakings

Since 2009, the description of a “new media broadcasting undertaking” encompasses all Internet-based and mobile point-to-point broadcasting services (Broadcasting Order CRTC 2009-660). It has been recognized by the FCA that Internet access providers play a “content-neutral role” in the transmission of data and do not carry on broadcasting activities.

On July 26, 2012, the CRTC amended the Exemption Order for digital media broadcasting undertakings, Broadcasting Order CRTC 2012-409. These amendments implement determinations made by the CRTC in the regulatory framework relating to vertical integration (Broadcasting Regulatory Policy CRTC 2011-601).

In Broadcasting Regulatory Policy CRTC 2023-331 and Broadcasting Order CRTC 2023-332, the CRTC has repealed the Exemption order for digital media broadcasting undertakings (Broadcasting Order 2012-409) and it sets out the conditions of service that apply to Online undertakings relating to information gathering, undue preference and undue disadvantage, making content available over the Internet, the filing of financial information and the anti-competitive head start rule, and dispute resolution.

The CRTC implemented the following:

●	An obligation to provide information to the CRTC related, in particular, to its online activities in Canada, its programming, its financial information, the compliance with the terms of service or any applicable regulations or standards.
●	A provision precluding the online undertaking from providing undue preference to any person, including itself, or subjecting any person to an undue disadvantage.
●	An obligation to offer to all Canadians over the Internet all its programming that is made available in Canada, in a way that is not dependent on a subscription to a specific mobile service or retail Internet access service.
●	An obligation to file fee returns that can be used to calculate the fees that fund the Commission’s operations (Part I fee).

In regards of the dispute resolution mechanism, the CRTC has removed the anti-competitive head start rule and the standstill rule in the case of a dispute. Rather, the CRTC intends to explore questions related to anti-competitive behaviors and alternative options to the standstill rule in future proceedings.

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

Spectrum Holdings and License Conditions

The Corporation holds spectrum licenses in various frequency bands. All these licenses have a term of 20 years. At the end of this term, the Corporation expects new licenses to be issued for a subsequent term as part of the renewal process, unless a breach of license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The process for awarding licenses after this term and all matters relating to renewal, including the terms and conditions of the new licenses, will be determined by ISED following a public consultation.

The Corporation currently holds licenses in the following frequency bands:

●	Licenses in the 700 MHz band, which are set to expire in April 2034.
●	Licenses in the AWS-3 band, which are set to expire in April 2035.
●	Licenses in the 2500 MHz band, which are set to expire in March 2035, June 2035 and June 2038.
●	Licenses in the AWS-1 band, which are set to expire in December 2038, February 2039, March 2039 and September 2039.
●	Licenses in the 600 MHz band, which are set to expire in May 2039.
●	Licenses in the 3500 MHz band, which are set to expire in December 2041.

Furthermore, the Corporation announced in November 2023 an investment of $298.9 million in its acquisition of 305 blocks of spectrum in the 3800 MHz band. These licenses are expected to be issued in May 2024 and will also have a term of 20 years, with renewal conditions identical to those described above.

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

Elements of the CRTC’s local telecommunications regulatory framework to which Videotron is subject include: interconnection standards and inter-carrier compensation arrangements; the mandatory provision of equal access (i.e. customer choice of long distance provider); standards for the provision of 911 service, message relay service and certain privacy features; the obligation to put in place mechanisms to protect Canadians against nuisance calls; and the obligation not to prevent other local exchange carriers from accessing end-users on a timely basis under reasonable terms and conditions in multi-dwelling units where Videotron provides service.

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

In a decision issued on December 21, 2016, the CRTC established a new universal service objective under which all Canadians, in urban areas as well as rural and remote areas, are to have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. Pursuant to this decision, the CRTC phased out the revenue-based contribution regime that previously subsidized local telephone service and replaced it with a new regime that now subsidizes broadband Internet access services in underserved areas. The new regime began on January 1, 2020, with an expansion of the contribution base to include retail Internet revenues for the first time. A total of $100 million was collected for broadband Internet projects in 2020, an amount which will increase gradually to $200 million in 2024. Distribution of the collected funds to eligible broadband Internet projects is occurring through a series of calls for applications. Announcements of winning applications began in 2020 and, as of December 2023, the CRTC has announced committing up to $226.5 million to improve broadband service for 205 communities. As a result of these changes, Videotron is incurring increased revenue-based contribution payments beginning in 2020.

In parallel with the CRTC’s initiative, the federal government has also announced a series of initiatives intended to subsidize or otherwise facilitate the provision of broadband Internet access services in underserved areas. Most notable is the creation of a $1.75 billion Universal Broadband Fund (“UBF”). The Government of Québec also subsidizes the provision of broadband Internet access services in underserved areas through the Régions branchées program. On May 25, 2020, the Government of Québec announced that Videotron would be a recipient of funding under this program. On March 22, 2021, Videotron and the Government of Québec, jointly with the federal government through the UBF, signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in remote regions. Under these agreements, Videotron has extended its high-speed Internet network to connect approximately 37,000 additional households as the governments have committed to provide financial assistance in the amount of approximately $258 million, which has been fully invested in Videotron’s network extension.

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

Videotron has entered into comprehensive support structure access agreements with all of the major hydroelectric companies and all of the major telecommunications companies in its service territory. Difficulties have nevertheless been encountered in securing timely, efficient and cost-effective access to the support structures of Bell. As a result, on June 16, 2020, Videotron filed an application with the CRTC requesting it to take action to eliminate Bell’s anticompetitive practices. On April 16, 2021, the CRTC granted Videotron’s application in part, directing Bell to complete, at its own cost, the make-ready work required under certain Videotron applications for access permits as well as issue such permits after this make-ready work was completed. Also, on October 30, 2020, in response to concerns raised by numerous parties including Videotron, the CRTC initiated its own broader consultation regarding potential regulatory measures to make access to poles by Canadian carriers more efficient. As a result of this consultation, the CRTC published a decision on February 15, 2023 which introduced a series of said measures.

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

On December 16, 2019, the CRTC initiated a proceeding to, among other things, request comments on the preliminary views it expressed in its June 21, 2019 decision. In this proceeding, Videotron argued against the unnecessary duplication of fiber IBW, arguing instead that competitive carriers such as Videotron should have a right to access to fiber IBW installed by incumbent carriers.

On July 27, 2021, the CRTC published a decision in which it ruled, among other things, that (i) access to fiber IBW is not an essential service and will not be mandated, but rather will be subject to commercial negotiation, (ii) this determination will be incorporated into a “modified MDU access condition”, and (iii) this modified MDU access condition and associated obligations will extend to all carrier ISPs.

On October 25, 2021, a consortium of small Internet service providers filed an application with the CRTC to review and vary its July 27, 2021, decision by requiring mandated access to fiber IBW. Videotron filed comments in support of this application. In March 2023, the CRTC denied the application finding that the consortium has not demonstrated that there was substantial doubt as to the correctness of the original decision.

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

In a series of decisions since 2015, the CRTC has emphasized the importance it accords to mandated wholesale access service arrangements as a driver of competition in the retail Internet access market. Most significantly, the CRTC ordered all major telephone and cable companies, including Videotron, to provide disaggregated wholesale access services, which were to replace existing aggregated wholesale access services after a transition period. These disaggregated services involve third-party ISPs provisioning their own regional transport services. They also include mandated access to Internet services provided over fiber-access facilities, including the FTTH access facilities of the large incumbent telephone companies. Rates for these new disaggregated TPIA services were approved on an interim basis on August 29, 2017. The process for final approval of these rates was suspended while the CRTC completed a review of the network configuration for disaggregated wholesale access services. This review, which was initiated on June 11, 2020, aimed to facilitate deployment of disaggregated services.

On March 8, 2023, the CRTC finally published a decision where it decided that the disaggregated wholesale access service framework has not fulfilled its mandate and requires reconsideration. The CRTC determined that the network configuration for disaggregated wholesale access services will remain in Ontario and Québec pursuant to existing tariffs and architecture. The disaggregated model will not be introduced in other markets at this time.

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

Following the approval of the new instructions to the CRTC on February 13, 2023, the CRTC launched on March 8, 2023, a notice of consultation to review the wholesale access service framework. Given the changing market conditions, the CRTC will review several points including its preliminary views that (i) the provision of aggregated wholesale access services should continue to be mandated; (ii) access to FTTH facilities should be provided over these services; and (iii) the provision of FTTH facilities over aggregated wholesale access services should be mandated on a temporary and expedited basis, until the CRTC reaches a decision as to whether such access is to be provided indefinitely. The CRTC also imposed an immediate interim reduction of 10% to the monthly capacity charge and declared that existing aggregated tariffs should now be interim. Videotron has proposed new FTTH tariffs on April 24, 2023 and new aggregated wholesale access services tariffs on June 22, 2023. On November 6, 2023, the CRTC directed Bell and TELUS to provide workable wholesale access to their FTTP networks in Ontario and Québec within six months of the date of the decision. Bell filed a motion for leave to appeal this decision, which was subsequently granted. The FCA will hear the case on its merits in the coming months. Concurrently, Bell also filed an appeal with the federal cabinet. Videotron has intervened to gain access to the FTTP networks of Bell and TELUS.

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

On April 15, 2021, the CRTC published its new mobile wireless policy framework. In it, the CRTC ordered the dominant incumbent wireless carriers to provide MVNO access services for a period of seven years to regional wireless carriers in those geographic areas where the regional carriers hold spectrum. MVNO access rates are to be negotiated between the incumbent and regional carriers, with CRTC final offer arbitration as a backstop. The CRTC’s new mobile wireless policy framework also contains important enhancements to the existing wholesale roaming framework, including an obligation on the part of incumbent carriers to provide seamless handoff and a confirmation that mandatory roaming applies to 5G networks. In addition, the CRTC once again stated that the incumbent wireless carriers are expected to offer and promote certain low-cost and occasional use wireless plans to Canadians. Finally, in response to calls that it takes action to ensure timely access to municipal rights of way and passive infrastructure to facilitate deployment of 5G network equipment, the CRTC decided that no further action is necessary or appropriate at this time, stating that insofar as these issues are within the CRTC’s jurisdiction, existing policies and procedures are sufficient to address them.

On May 14, 2021, TELUS filed a motion with the FCA seeking leave to appeal two elements of the CRTC’s April 15, 2021 framework: (i) the decision to order the incumbent carriers to provide seamless handoff as part of their wholesale roaming services, and (ii) the decision not to take further action to ensure timely access to municipal rights of way and passive infrastructure. On April 13, 2023, the FCA upheld the CRTC’s decision. Of note, the FCA found that CRTC’s jurisdiction does not extend to resolving disputes regarding access to municipal and other public infrastructure for the purposes of constructing, operating and maintaining mobile wireless infrastructure. On the other issue, the FCA found that CRTC’s decision to mandate the condition of seamless roaming in the provision of wholesale roaming services fell within its power to impose conditions of service and does not conflict with the conditions of spectrum license determined by the Minister of Industry. TELUS subsequently obtained leave to appeal to the Supreme Court of Canada (“SCC”) and filed its arguments in January 2024 focusing only on the issue of access to municipal infrastructures. On March 4, 2024, the Corporation filed arguments with the SCC in support of TELUS.

On October 19, 2022, the CRTC issued the terms and conditions for Wholesale Access Service for Facilities-Based MVNO. Although access to the wholesale service for MVNOs is commercially negotiated, these terms and conditions constitute the operating framework of the service for MVNOs and establish rules to be respected both on the side of the national wireless providers which provide such service and on the regional wireless providers which request access to such service. Following the publication of this framework, the CRTC published, on December 9, 2022, a bulletin which establishes the practice and procedure for final offer arbitration to determine MVNO access rates. The criteria set out in this bulletin are favorable to regional wireless providers wishing to apply for the MVNO access service. On May 9, 2023, the CRTC issued its amended terms and conditions for the Wholesale MVNO access tariffs and directed the national wireless providers to (i) have the MVNO service operational and ready for use no later than 30 days following the date the tariffs are finalized (i.e., June 8, 2023) and (ii) put in place the seamless hand-off functionality within 90 days following the date the tariffs are finalized (i.e., August 7, 2023). The CRTC also concluded that the parties should have signed agreements within 90 days of the date of this order approving the final rates (i.e., August 7, 2023) and that if this deadline was not respected, the Commission would consider using all the tools at its disposal to ensure compliance with its framework.

On July 24, 2023, the CRTC issued its Decision with regards to the Final offer arbitration between the Corporation and Rogers regarding wholesale MVNO access rates. The Commission has selected the Corporation’s offer and directed the parties to enter into an MVNO access agreement consistent with the Corporation’s offer so that the Corporation can expand competitive mobile wireless services to Canadians as quickly as possible. Following this decision, on August 23, 2023, Rogers filed an appeal in the FCA, contesting CRTC’s decision to adopt Quebecor’s proposed rate for accessing Rogers’ MVNO service. Despite this action, the Corporation has launched its MVNO national offer using Rogers’s MVNO service access on October 16, 2023. The FCA has not yet ruled on whether the Appeal is upheld.

On October 10, 2023, the CRTC issued its Decision with regards to the Final offer arbitration between the Corporation and Bell regarding wholesale MVNO access rates. The Commission has selected Bell’s offer and directed the parties to enter into an MVNO access agreement consistent with Bell’s offer so that the Corporation can expand competitive mobile wireless services to Canadians as quickly as possible. Following this decision, the Corporation launched its MVNO national offer using Bell’s MVNO service access on October 11, 2023. Even though the Corporation complied with the steps outlined in Bell’s service terms and conditions in order to proceed with its commercial launch, Bell is disputing the commercial launch date of October 11 and refuses to grant the Corporation access to its MVNO service. The Corporation has filed a complaint with the CRTC to argue that Bell is employing dilatory measures to thwart efforts to achieve fair competition and price reductions in Canada.

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

D -	Organizational Structure

Videotron is a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a wholly-owned subsidiary of Quebecor. The following chart illustrates Videotron’s corporate structure as of March 27, 2024, including its significant subsidiaries, together with the jurisdiction of incorporation or organization of each entity. In each case, unless otherwise indicated, Videotron owns a 100% equity and voting interest in its subsidiaries.

E -	Property, Plants and Equipment

Videotron’s corporate offices are located in leased space at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8 (187,592 square feet) in the same building as Quebecor Media’s head office.

Videotron also owns or leases several buildings, as indicated in the following table which presents, for each building, the address, the leased or owned status of the property, the primary use of the main facilities and the approximate square footage. In addition to the buildings indicated in the following table, Videotron owns or leases a significant number of smaller locations for signal reception sites, customer service and business offices.

			Floor Space
			Occupied
Address	Owned/Leased Property	Use of Property	(approximate sq. ft.)
Montréal, Québec 2155 Pie IX Street	Owned property	Office and Technical spaces, Headend	128,000

Montréal, Québec 150 Beaubien Street	Owned property	Office and Technical spaces, Headend	72,000

Montréal, Québec 4545 Frontenac Street	Leased property	Office space, Warehouse, Headend	101,000

Québec City, Québec 2200 Jean-Perrin Street	Owned property	Regional Headend for the Québec City region and Office space	40,000

Toronto, Ontario 88 Queen Quay	Leased property	Office space	23,000

Mississauga, Ontario 6991 Tranmere	Leased property	Technical core and Warehouse	19,000

Calgary, Alberta Bay 60, 2256-29 St NE	Leased property	Technical core	7,418

North Vancouver, British Columbia 209-221 West Esplanade	Leased property	Technical core	12,000

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

Videotron is presently engaged in an assessment and strategic management of its climate risks. Acknowledging the urgency of addressing climate change challenges, Videotron is actively evaluating potential impacts and opportunities on its operations from extreme weather events, regulatory shifts, market changes, and the broader transition toward a low-carbon economy. Notably, Videotron is increasing the resiliency of its network by adding network redundancies, modifying or adopting new construction standards and by collaborating with ISED. Videotron has agreed to a Memorandum of Understanding on Telecommunications Reliability with ISED with aim to ensure the reliability and resiliency of communications networks during natural disasters, network failures and other impactful emergencies. Videotron is also fully compliant with the CRTC interim’s service outage reporting measure which requires all Canadian carriers to provide notification of every major service outage and submit post-outage reports.

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

The Corporation uses financial measures not standardized under IFRS, such as adjusted EBITDA and adjusted cash flows from operations. Beginning in the third quarter of 2023, the Corporation added two financial measures not standardized under IFRS: free cash flows from operating activities and consolidated net debt leverage ratio. These two measures help to better understand and analyze the financing performance of the Corporation, as well as its financial position as at balance sheet date. Also, the Corporation used key performance indicators, such as revenue-generating unit (“RGU”) and average monthly revenue per unit (“ARPU”). Beginning in the first quarter of 2023, the Corporation has elected to exclude subscriptions to over-the-top (“OTT”) video services and customers of third-party Internet access (“TPIA”) providers from its RGUs, as they are not highly representative for the purpose of assessing the Corporation’s performance. Definitions of the non-IFRS measures and key performance indicators used by the Corporation are provided in the “Non-IFRS financial measures” and “Key performance indicators” sections below.

OVERVIEW

The Corporation is a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”) incorporated under the Business Corporations Act (Quebec). Videotron is the fourth-largest national mobile carrier in Canada in terms of mobile RGUs and the largest cable operator in the Province of Québec based on the number of wireline RGUs. The Corporation’s cable network is the largest broadband network in the Province of Quebec covering approximately 84% of an estimated 4.1 million premises.

Through the acquisition of Freedom Mobile Inc. (“Freedom”), Videotron has entered the British Columbia and Alberta telecommunications markets and strengthened its position in the Ontario market. This expansion of Videotron’s wireless business outside of its traditional Québec footprint has increased its geographic diversification, with approximately 45% of mobile subscribers in Québec, 40% in Ontario and 15% in Western Canada after the transaction.

The number of Canadians reached by Videotron’s mobile network also increased from 7.5 million (or 20% of the Canadian population) to more than 26 million (or 70% of the Canadian population), thereby significantly increasing its addressable market. In addition, entering new markets as a Mobile Virtual Network Operator (“MVNO”) will enable Videotron to further expand its reach and offer its competitive services to even more potential users.

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

The Corporation’s primary sources of revenue include subscriptions to mobile and wireline telephony, Internet access, television, OTT video and business solutions services as well as the sale of telecommunication equipment.

The major components of the Corporation’s costs are comprised of employee costs and purchase of goods and services costs, which include royalties and rights, cost of goods sold, subcontracting costs, marketing and distribution, and other expenses.

HIGHLIGHTS

2023 financial year

Revenues: $4.65 billion, a $935.8 million (25.2%) increase due to the acquisition of Freedom, growth in Videotron’s mobile services and equipment and in its Internet services.

Adjusted EBITDA:1 $2.23 billion, a $317.4 million (16.6%) increase due mainly to the impact of the Freedom acquisition as well as the increased profitability of Videotron’s other activities.

Net income attributable to shareholders: $797.4 million, a $40.2 million (5.3%) increase.

Adjusted cash flows from operations:1 $1.69 billion, a $237.8 million (16.3%) increase, including the contribution of the Freedom acquisition and Videotron’s other activities.

Cash flows provided by operating activities: $1.60 billion, a $244.6 million (18.1%) increase.

Fourth quarter 2023

Revenues: $1.30 billion, a $337.7 million (35.2%) increase due to the impact of the Freedom acquisition and growth in Videotron’s mobile services and equipment.

1. See “Non-IFRS financial measures.”

Adjusted EBITDA: $559.0 million, an $83.1 million (17.5%) increase due primarily to Freedom’s contribution.

Net income attributable to shareholders: $188.3 million, a $10.1 million (-5.1%) decrease.

Adjusted cash flows from operations: $398.6 million, a $38.4 million (10.7%) increase due primarily to the contribution of the Freedom acquisition.

Cash flows provided by operating activities: $328.3 million, a $10.9 million (-3.2%) decrease.

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

	Years ended			Three months ended
	December 31			December 31
	2023	2022	2021	2023	2022
Revenues:
Mobile telephony	$1,420.7	$780.3	$712.5	$406.1	$199.9
Internet	1,283.8	1,238.1	1,201.4	324.0	319.6
Television	802.6	799.2	836.1	199.2	200.6
Wireline telephony	278.3	292.5	318.5	67.1	71.3
Mobile equipment sales	613.5	322.2	276.4	239.4	102.2
Wireline equipment sales	70.1	92.2	204.0	17.3	17.8
Other	185.0	193.7	186.1	44.6	48.6
	4,654.0	3,718.2	3,735.0	1,297.7	960.0
Employee costs	(472.3)	(397.7)	(405.9)	(125.1)	(102.7)
Purchase of goods and services	(1,951.4)	(1,407.6)	(1,453.4)	(613.6)	(381.4)
Adjusted EBITDA	2,230.3	1,912.9	1,875.7	559.0	475.9
Depreciation and amortization	(844.0)	(699.6)	(717.8)	(215.4)	(172.1)
Financial expenses	(331.0)	(244.6)	(232.1)	(87.7)	(61.6)
Gain (loss) on valuation and translation of financial instruments	0.3	(0.8)	(0.4)	0.1	—
Restructuring, acquisition costs and other	(20.4)	(12.7)	(11.6)	(4.0)	(4.4)
Loss on debt refinancing	—	—	(40.1)	—	—
Income taxes	(237.7)	(197.9)	(180.3)	(63.7)	(39.3)
Net income	$797.5	$757.3	$693.4	$188.3	$198.5
Net income attributable to shareholders	797.4	757.2	693.3	188.3	198.4
Non-controlling interests	0.1	0.1	0.1	—	0.1

Table 1 (continued)	Years ended			Three months ended
	December 31			December 31
	2023	2022	2021	2023	2022
Additions to property, plant and equipment and to intangible assets:
Additions to property, plant and equipment	$388.8	$378.9	$391.5	$109.6	$96.9
Additions to intangible assets	147.9	78.2	145.6	50.8	18.8
	536.7	457.1	537.1	160.4	115.7
Acquisition of spectrum licences	$9.9	$—	$830.0	$—	$—
Cash flows:
Adjusted cash flows from operations	$1,693.6	$1,455.8	$1,338.6	$398.6	$360.2
Free cash flows from operating activities[1]	1,060.8	912.7	684.8	182.5	248.0
Cash flows provided by operating activities	1,595.1	1,350.5	1,240.4	328.3	339.2
Balance sheet:
Cash and cash equivalents	$8.0	$1.8	$10.5
Working capital	(1,142.5)	(10.4)	(56.0)
Net assets related to derivative financial instruments	110.8	199.5	117.2
Total assets	10,510.7	8,746.9	8,905.8
Total long-term debt (including current portion)	7,645.3	5,356.6	5,408.2
Lease liabilities (current and long term)	346.1	158.3	153.8
Equity attributable to the shareholder	155.6	(231.1)	(338.7)
Consolidated net debt leverage ratio[1]	3.38x	2.78x	2.90x
●	As a result of the acquisition of Freedom in April 2023 and growth in its other activities, the Corporation increased its revenues by $935.8 million (25.2%) and its adjusted EBITDA by $317.4 million (16.6%) in 2023.
●	In 2023, the Corporation increased its revenues from mobile services and equipment (by $931.7 million or 84.5%) due to the impact of the Freedom acquisition and growth at Videotron, as well as its revenues from Internet access ($45.7 million or 3.7%).
●	The acquisition of Freedom on April 3, 2023 was significantly accretive to the Corporation RGUs,[2] immediately adding 1,824,400 subscriber connections to the mobile telephony service and 20,000 subscriptions to the Internet access service. Organic growth added 138,000 RGUs (2.5%) in 2023, including 230,100 subscriber connections (13.5%) in mobile telephony and 24,900 Internet access subscriptions (1.5%).
●	On January 25, 2024, Videotron and its Fizz brand hit a double when Léger released its 2024 WOW Index. The study found that, among telecom retailers, Videotron offered the best in-store experience in Québec while Fizz ranked first in Canada for online experience for the fifth year in a row. Videotron garnered a number of other distinctions in 2023. In a Léger poll conducted between August 1 and 7, 2023, respondents rated Videotron as the telecom with the best customer service in Québec in 2023. Videotron was picked by almost twice as many respondents as its nearest rival, underscoring the superiority of its service. Léger’s 2023 Reputation survey, released on April 5, 2023, ranked Videotron as the most respected telecommunications company in Québec for the 17th time since 2006. These honours testify to Videotron’s special relationship with Quebecers.
●	On November 30, 2023, Videotron announced an investment of $298.9 million in the acquisition of 305 blocks of spectrum in the 3800 MHz band across Canada, in the latest spectrum auction held by Innovation, Science and Economic Development Canada (“ISED Canada”). Approximately 61% of these 305 blocks of spectrum are located outside Québec, mainly in southern Ontario, Alberta and British Columbia. On January 26, 2023, the Corporation also announced a $9.9 million investment by Videotron in the acquisition of spectrum licences in the 600 MHz band in Manitoba and in the 3500 MHz band in Québec.
●	On October 12, 2023, Quebecor announced the launch of its MVNO service and the gradual expansion of the service territory of its Videotron, Fizz and Freedom brands in Canada, enabling them to offer their services to millions more Canadian consumers.

1 See “Non-IFRS financial measures.”

2 See “Key performance indicators.”

●	On April 3, 2023, Videotron acquired all the issued shares of Freedom from Shaw Communications Inc. (“Shaw”). Videotron paid $2.07 billion in cash, net of cash acquired of $103.2 million. As part of the transaction, Videotron assumed certain liabilities, mainly lease obligations. The consideration paid is subject to certain post-closing adjustments. Videotron’s acquisition of Freedom includes the Freedom Mobile brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets. It also includes a long-term undertaking by Shaw and Rogers Communications Inc. (“Rogers”) to provide Videotron with transport services (including backhaul and backbone), roaming services and wholesale Internet services. Videotron has also made certain commercial commitments to the Minister of Innovation, Science and Industry. Through the acquisition of Freedom, Videotron has entered the British Columbia and Alberta telecommunications markets and strengthened its position in the Ontario market.
●	On April 3, 2023, Videotron entered into a new $2.10 billion secured term credit facility with a syndicate of financial institutions to finance the acquisition of Freedom. The term credit facility consists of three tranches of equal size maturing in October 2024, April 2026 and April 2027, bearing interest at Bankers’ acceptance rate, Secured Overnight Financing Rate (“SOFR”), Canadian prime rate or U.S. prime rate, plus a premium determined by Videotron’s leverage ratio. On April 10, 2023, Videotron entered into a floating-to-fixed interest rate swap agreement in connection with the $700.0 million tranche maturing in April 2027, fixing the interest rate at 5.203% based on Videotron’s leverage ratio at that time. The swap became effective on May 4, 2023 and matures on April 3, 2027.
●	On January 13, 2023, Videotron’s secured revolving credit facility was amended to increase it from $1.50 billion to $2.00 billion. Certain terms and conditions of this credit facility were also amended.

TREND INFORMATION

Competition continues to intensify in the mobile and wireline telephony, Internet access, television and OTT video markets. Due to ongoing technological developments, the distinction between those platforms is fading rapidly and the Corporation expects increasing competition from non-traditional businesses across its key business segments. There is also competition from wholesale Internet resellers, which purchase wholesale Internet access services from large companies in order to offer their own retail services. Thus, the subscriber growth recorded in the Telecommunications sector in past years is not necessarily representative of future growth.

In the markets that are now accessible to Videotron, three well-established mobile carriers offering a full range of telecommunication services over national wireline and wireless networks have a strong presence. These wireless carriers, including two incumbent local exchange carriers (“ILECs”) and one broadcast distribution undertaking (“BDU”), have long business histories, a large portfolio of spectrum licenses and considerable operational and financial resources. Videotron’s acquisition of Freedom creates a more competitive mobile telephony environment in the markets where Freedom operates. Since the closing of the Freedom acquisition, significant enhancements have been made to Freedom’s offering, plans and network to improve the customer experience. These enhancements include the introduction of 5G services, seamless handoff and nationwide free roaming. Videotron intends to bring further improvements to the Freedom offering by, among other things, introducing attractive multi-service bundles and improving the online experience for users.

The Corporation anticipates that significant and recurring investments and costs will be required in the new Canadian markets in order to, among other things, potentially acquire new spectrum licenses for the deployment of the latest technologies, expand and maintain the newly acquired mobile networks, support the launch and penetration of new services, attract and retain customers, including commercial efforts and marketing campaigns, and compete effectively with the national wireless carriers and other current or potential competitors in these markets.

Moreover, the Corporation as a whole has in the past required substantial capital for the upgrade, expansion and maintenance of its mobile and wireline networks and the launch and expansion of new or additional services to support growth in its customer base and demand for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium terms to expand and maintain its systems and services, including expenditures relating to the cost of its mobile services infrastructure, maintenance and enhancement, as well as costs relating to the roll-out of LTE-Advanced (LTE-A) and 5G technologies. In addition, the demand for wireless data services has been growing constantly and is projected to continue to grow. The anticipated levels of data traffic will represent an increasing challenge to the current mobile network’s ability to support this traffic. The Corporation will have to acquire additional spectrum in the future to meet the growing demand.

2023/2022 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of operations and cash flows

Revenues: $4.65 billion in 2023, a $935.8 million (25.2%) increase.

●	Revenues from mobile telephony services increased $640.4 million (82.1%) to $1.42 billion essentially because of an increase in the number of subscriber connections due to the impact of the Freedom acquisition and organic growth at both Videotron and Freedom, partially offset by lower average per-connection revenues.
●	Revenues from Internet access services increased $45.7 million (3.7%) to $1.28 billion, due primarily to subscriber base growth, including the increase in the Fizz brand’s customer base and the impact of the acquisition of VMedia Inc. (“VMedia”) in July 2022, and higher average per-customer revenue.
●	Revenues from television services increased $3.4 million (0.4%) to $802.6 million, mainly because of higher average per-customer revenue, partially offset by the decrease in the number of customers.
●	Revenues from wireline telephony services decreased $14.2 million (-4.9%) to $278.3 million, mainly because of the impact of the net decrease in subscriber connections, partially offset by higher average per-connection revenues.
●	Revenues from mobile equipment sales to customers increased $291.3 million (90.4%) to $613.5 million, mainly because of the impact of the Freedom acquisition as well as higher prices and increases in the number of mobile devices sold.
●	Revenues from wireline equipment sales to customers decreased $22.1 million (-24.0%) to $70.1 million, mainly because of lower volume of equipment sales related to the Helix platform and lower prices.
●	Other revenues decreased $8.7 million (-4.5%) to $185.0 million.

ARPU:1 Videotron’s total ARPU was $45.30 in 2023, compared with $47.21 in 2022, a $1.91 (-4.0%) decrease. Mobile ARPU was $37.44 in 2023 compared with $39.16 in 2022, a $1.72 (-4.4%) decrease, mainly attributable to a change in the customer mix, including the dilutive effect of Freedom’s and Fizz’s prepaid services.

Customer statistics

Acquisition of Freedom and VMedia

The acquisition of Freedom on April 3, 2023 was significantly accretive to growth, adding 1,844,400 RGUs, consisting of 1,824,400 subscriber connections to the mobile telephony service and 20,000 subscriptions to the Internet access service. In addition, the acquisition of VMedia in July 2022 added 60,800 RGUs, consisting of 41,000 Internet access subscriptions, 17,400 television service subscriptions and 2,400 subscriber connections to the wireline telephony service.

Growth in current business activities during the period

RGUs – The total number of RGUs was 7,522,800 at December 31, 2023, an increase of 138,000 (2.5%) in 2023, compared with an increase of 26,400 in 2022 (Table 2).

Mobile telephony – The number of subscriber connections to the mobile telephony service stood at 3,764,900 at December 31, 2023, an increase of 230,100 (13.5%) in 2023, compared with an increase of 108,500 in 2022 (Table 2).

Internet access – The number of subscribers to the Internet access service stood at 1,727,600 at December 31, 2023, an increase of 24,900 (1.5%) in 2023, compared with an increase of 33,900 in 2022 (Table 2).

Television – The number of subscribers to television services stood at 1,355,600 at December 31, 2023, a decrease of 40,500 (-2.9%) in 2023, compared with a decrease of 39,900 in 2022 (Table 2).

1 See “Key performance indicators.”

Wireline telephony – The number of subscriber connections to wireline telephony services stood at 674,700 at December 31, 2023, a decrease of 76,500 (-10.2%) in 2023, compared with a decrease of 76,100 in 2022 (Table 2).

Table 2

Year-end RGUs (2019–2023)

(in thousands of customers)

	2023	2022	2021	2020	2019

Mobile telephony	3,764.9	1,710.4	1,601.9	1,481.1	1,330.5
Internet	1,727.6	1,682.7	1,607.8	1,568.7	1,514.3
Television	1,355.6	1,396.1	1,418.6	1,475.6	1,531.8
Wireline telephony	674.7	751.2	824.9	924.7	1,027.3
Total	7,522.8	5,540.4	5,453.2	5,450.1	5,403.9

Adjusted EBITDA: $2.23 billion, a $317.4 million (16.6%) increase due mainly to the impact of the revenue increase.

Cost/revenue ratio: Employee costs and purchases of goods and services, expressed as a percentage of revenues, were 52.1% in 2023 compared with 48.6% in 2022. The increase was due mainly to the impact of the acquisition of Freedom.

Net income attributable to shareholders: $797.4 million in 2023, compared with $757.2 million in 2022, an increase of $40.2 million or 5.3%.

●	The favourable variances were:
o	$317.4 million increase in adjusted EBITDA.
●	The unfavourable variances were:
o	$144.4 million increase in the depreciation and amortization charge;
o	$86.4 million increase related to financial expenses;
o	$39.8 million increase in the income tax expense;
o	$7.7 million unfavourable variance in the charge for restructuring, acquisition costs and other.

Adjusted cash flows from operations: $1.69 billion in 2023 compared with $1.46 billion in 2022 (Table 13). The $237.8 million (16.3%) increase was due to the $317.4 million increase in adjusted EBITDA, partially offset by a $69.7 million increase in additions to intangible assets, including the impact of the Freedom acquisition and purchases of software licences, and a $9.9 million increase in additions to property, plant and equipment.

Cash flows provided by operating activities: $1.60 billion, a $244.6 million (18.1%) increase due primarily to the increase in adjusted EBITDA and the decrease in current income taxes, partially offset by the increase in the cash portion of financial expenses, the unfavourable net change in non-cash balances related to operating activities and the unfavourable variance in the cash portion of restructuring, acquisition costs and other.

Depreciation and amortization charge: $844.0 million, a $144.4 million increase due primarily to the impact of the Freedom acquisition.

Financial expenses: $331.0 million, an $86.4 million increase due primarily to higher average indebtedness, including the impact of the financing of the Freedom acquisition, and also to the impact of higher average interest on long-term debt.

Gain on valuation and translation of financial instruments: $0.3 million, a $1.1 million favourable variance.

Charge for restructuring, acquisition costs and other: $20.4 million, a $7.7 million unfavourable variance.

A $4.9 million charge was recognized in 2023 in connection with cost-reduction initiatives ($3.9 million in 2022). An asset impairment charge of $0.4 million was also recorded in 2023 ($2.9 million in 2022). Other net charges in the amount of $15.1 million, including acquisition costs related to the Freedom transaction, were also recognized in 2023 ($5.9 million in 2022).

Income tax expense: $237.7 million in 2023 (effective tax rate of 26.4%), compared with $197.9 million in 2022 (effective tax rate of 25.9%), a $39.8 million unfavourable variance caused essentially by the impact of the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

2023/2022 FOURTH QUARTER COMPARISON

Analysis of consolidated results of operations and cash flows

Revenues: $1.30 billion, a $337.7 million (35.2%) increase due mainly to the same factors as those noted above in the “2023/2022 financial year comparison” section, including in particular the impact of the Freedom acquisition in April 2023.

●	Revenues from mobile telephony services increased $206.2 million (103.2%) to $406.1 million.
●	Revenues from Internet access services increased $4.4 million (1.4%) to $324.0 million.
●	Revenues from television services decreased $1.4 million (-0.7%) to $199.2 million.
●	Revenues from wireline telephony services decreased $4.2 million (-5.9%) to $67.1 million.
●	Revenues from mobile equipment sales to customers increased $137.2 million (134.2%) to $239.4 million.
●	Revenues from wireline equipment sales to customers decreased $0.5 million (-2.8%) to $17.3 million.
●	Other revenues decreased $4.0 million (-8.2%) to $44.6 million.

ARPU: Videotron’s total ARPU was $44.19 in the fourth quarter of 2023 compared with $47.63 in the same period of 2022, a $3.44 (-7.2%) decrease. Mobile ARPU was $36.29 in the fourth quarter of 2023 compared with $39.08 in the same period of 2022, a $2.79 (-7.1%) decrease, mainly attributable to a change in the customer mix, including the dilutive effect of Freedom’s and Fizz’s prepaid services.

Customer statistics

Growth in current business activities during the period

RGUs – 48,300 (0.6%) unit increase in the fourth quarter of 2023, compared with a decrease of 6,900 in the same period of 2022.

Mobile telephony – 66,100 (1.8%) subscriber-connection increase in the fourth quarter of 2023, compared with an increase of 13,100 in the same period of 2022.

Internet access – 6,300 (0.4%) subscriber increase in the fourth quarter of 2023, compared with an increase of 4,700 in the same period of 2022.

Television – 6,900 (-0.5%) subscriber decrease in the fourth quarter of 2023, compared with a decrease of 6,000 in the same period of 2022.

Wireline telephony – 17,200 (-2.5%) subscriber-connection decrease in the fourth quarter of 2023, compared with a decrease of 18,700 in the same period of 2022.

Adjusted EBITDA: $559.0 million, an $83.1 million (17.5%) increase due primarily to:

●	impact of the revenue increase;
●	decrease in some operating expenses, including labour costs and advertising expenses,
●	favourable net change in one-time items.

Cost/revenue ratio: Employee costs and purchases of goods and services, expressed as a percentage of revenues, were 56.9% in the fourth quarter of 2023 compared with 50.4% in the same period of 2022. The increase was due mainly to the impact of the acquisition of Freedom.

Net income attributable to shareholders: $188.3 million in the fourth quarter of 2023, compared with $198.4 million in the same period of 2022, a decrease of $10.1 million.

●	The unfavourable variances were:
o	$43.3 million increase in the depreciation and amortization charge;
o	$26.1 million increase related to financial expenses;
o	$24.4 million increase in the income tax expense.
●	The favourable variances were:
o	$83.1 million increase in adjusted EBITDA.

Adjusted cash flows from operations: $398.6 million in the fourth quarter of 2023 compared with $360.2 million in the same period of 2022 (Table 13). The $38.4 million (10.7%) increase was due primarily to the $83.1 million increase in adjusted EBITDA, partially offset by a $32.0 million increase in additions to intangible assets and a $12.7 million increase in additions to property, plant and equipment.

Cash flows provided by operating activities: $328.3 million, a $10.9 million (-3.2%) decrease due primarily to the unfavourable net change in non-cash balances related to operating activities and the increase in the cash portion of financial expenses, partly offset by the increase in adjusted EBITDA and the decrease in current income taxes.

Depreciation and amortization charge: $215.4 million in the fourth quarter of 2023, a $43.3 million increase, including the impact of the Freedom acquisition.

Financial expenses: $87.7 million in the fourth quarter of 2023, a $26.1 million increase due essentially to the same factors as those noted above under “2023/2022 financial year comparison.”

Gain on valuation and translation of financial instruments: $0.1 million in the fourth quarter of 2023.

Charge for restructuring, acquisition costs and other: $4.0 million in the fourth quarter of 2023, a $0.4 million favourable variance.

Income tax expense: $63.7 million in the fourth quarter of 2023 (effective tax rate of 26.9%), compared with $39.3 million in the same period of 2022 (effective tax rate of 23.7%), a $24.4 million unfavourable variance caused by the increase in taxable income and the increase in the effective tax rate due to a one-time adjustment in 2022. The effective tax rate is calculated considering only taxable and deductible items.

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

Customer statistics

RGUs – The total number of RGUs was 5,540,400 at December 31, 2022, an increase of 87,200 in 2022, including the addition of VMedia’s 60,800 RGUs at the time of its acquisition, compared with an increase of 3,100 in 2021 (Table 2).

Mobile telephony – The number of subscriber connections to the mobile telephony service stood at 1,710,400 at December 31, 2022, an increase of 108,500 (6.8%) in 2022 compared with an increase of 120,800 in 2021 (Table 2).

Internet access – The number of subscribers to the Internet access service stood at 1,682,700 at December 31, 2022, an increase of 74,900 (4.7%) in 2022, including the addition of VMedia’s 41,000 subscribers at the time of its acquisition, compared with an increase of 39,100 in 2021 (Table 2).

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

Adjusted cash flows from operations: $1.46 billion in 2022 compared with $1.34 billion in 2021 (Table 13). The $117.2 million (8.8%) increase was caused by decreases of $67.4 million in additions to intangible assets and $12.6 million in additions to property, plant and equipment, due primarily to a general slowdown in investment following the review of strategic priorities, and the $37.2 million increase in adjusted EBITDA.

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

Operating activities

2023 financial year

Cash flows provided by operating activities: $1.60 billion in 2023 compared with $1.35 billion in 2022.

The $244.6 million increase was primarily due to:

●$317.4 million increase in adjusted EBITDA;
●$50.3 million decrease in current income taxes;

Partially offset by:

●$84.2 million increase in the cash portion of financial expenses;
●$30.3 million unfavourable net change in non-cash balances related to operating activities, due primarily to unfavourable variances in contract assets, income tax payable and accounts receivable, partially offset by favourable variances in accounts payable, accrued charges and provisions, and inventory;
●$10.8 million unfavourable variance in the cash portion of restructuring, acquisition costs and other.

2022 financial year

Cash flows provided by operating activities: $1.35 billion in 2022 compared with $1.24 billion in 2021.

The $110.1 million increase was primarily due to:

●$114.5 million favourable net change in non-cash balances related to operating activities, due primarily to favourable variances in accounts receivable, accounts payable, accrued charges and provisions, and contract costs, partially offset by an unfavourable variance in inventories;
●$37.2 million increase in adjusted EBITDA;

Partially offset by:

●$27.9 million increase in current income taxes;
●$12.8 million increase in the cash portion of financial expenses.

Working capital: Negative $1.14 billion at December 31, 2023, compared with negative $10.4 million at December 31, 2022, a $1.13 billion unfavourable variance. This variance was mainly due to the increase in the current portion of long-term debt, including the unfavourable variance in the net value of derivative financial instruments related to the current portion, partially offset by the positive impact of working capital items related to the Freedom acquisition.

Investing activities

Cash flows used for additions to property, plant and equipment: $389.3 million in 2023 compared with $369.7 million in 2022. The $19.6 million increase was mainly due to the impact of the Freedom acquisition and to the $9.7 million unfavourable net change in current non-cash items.

Deferred subsidies used to finance additions to property, plant and equipment: $39.3 million in 2023, compared with $123.1 million in 2022. These amounts represent the use of subsidies received under the program to roll out high-speed Internet services in various regions of Québec, and recorded as a reduction of additions to property, plant and equipment.

Cash flows used for additions to intangible assets: $156.6 million in 2023 compared with $75.1 million in 2022. The $81.5 million increase mainly reflects the impact of the Freedom acquisition, purchases of software licences and the acquisition of spectrum licences for $9.9 million.

Proceeds from disposal of assets: $1.7 million in 2023 compared with $7.0 million in 2022.

Business acquisitions: $2.07 billion in 2023 compared with $1.4 million in 2022. The Corporation disbursed $2.07 billion to acquire Freedom in 2023.

Issuance of a promissory note to the parent corporation: $836.0 million in 2023. On January 17, 2023, Quebecor Media issued a $836.0 million promissory note to Videotron, bearing interest at 7.000%. Drawings from the secured revolving credit facility were used to finance this promissory note.

Free cash flows from operating activities

Free cash flows from operating activities: $1.06 billion in 2023 compared with $912.7 million in 2022 (Table 14). The $148.1 million increase was due mainly to a $244.6 million increase in cash flows provided by operating activities, partially offset by a $71.6 million increase in cash flows used for additions to intangible assets, excluding spectrum licences, and a 19.6 million increase in cash flows used for additions to property, plant and equipment.

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $2.29 billion increase in 2023; $88.7 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

●	Additions to debt in 2023 essentially consisted of:
o

a new $2.10 billion secured term credit facility that Videotron entered into with a syndicate of financial institutions on April 3, 2023 to finance the acquisition of Freedom. The term credit facility consists of three tranches of equal size maturing in October 2024, April 2026 and April 2027, bearing interest at Bankers’ acceptance rate, SOFR, Canadian prime rate or U.S. prime rate, plus a premium determined by Videotron’s leverage ratio;

o	$286.1 million increase in total drawings on the secured revolving bank credit facilities.
●	Debt reductions in 2023 essentially consisted of:
o

$97.5 million favourable impact of average exchange rate variance. The consolidated debt reduction attributable to this item was offset by the decrease in the asset (or increase in the liability) related to derivative financial instruments.

●	Assets and liabilities related to derivative financial instruments totalled a net asset of $110.8 million at December 31, 2023 compared with $199.5 million at December 31, 2022. The $88.7 million net unfavourable variance was mainly due to unfavourable impact of average exchange rate variance on the value of derivative financial instruments.
●	On January 13, 2023, Videotron’s secured revolving credit facility was amended to increase it from $1.50 billion to $2.00 billion. Certain terms and conditions of this credit facility were also amended.

Financial position

Net available liquidity: $1.65 billion at December 31, 2023 for the Corporation and its wholly owned subsidiaries, consisting of $1.64 billion in available unused revolving credit facilities and $7.1 million in cash and cash equivalents.

Consolidated debt (long-term debt plus bank indebtedness): $7.61 billion at December 31, 2023, a $2.29 billion increase compared with December 31, 2022; $88.7 million net unfavourable variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

As at December 31, 2023, minimum principal payments on long-term debt in the coming years are as follows:

Table 3

Minimum principal payments on Corporation’s long-term debt

12 months ending December 31

(in millions of Canadian dollars)

2024	$1,480.6
2025	400.0
2026	1,422.0
2027	1,480.6
2028	750.0
2029 and thereafter	2,112.1
Total	$7,645.3

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of the Corporation’s consolidated debt was approximately 3.5 years as of December 31, 2023 (5.0 years as of December 31, 2022). After taking into account hedging instruments, the debt consisted of approximately 67.9% fixed-rate debt (95.1% at December 31, 2022) and 32.1% floating-rate debt (4.9% at December 31, 2022).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for acquisition of property, plant and equipment and of intangible assets (including spectrum licences), working capital, interest payments, income tax payments, repayments of debt and lease liabilities, pension plan contributions, share repurchases, and dividend payments to the shareholder. The Corporation believes it will be able to meet future maturities of its debt and lease liabilities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. At December 31, 2023, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

For the year ended December 31, 2023, the Corporation paid $421.0 million in common dividends to the parent corporation, compared with $671.0 million in 2022. The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

Purchase of shares of Quebecor Media and servicing of subsidiary subordinated loan

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into certain transactions described below that have the effect of using tax losses of Quebecor Media and its subsidiaries.

Tax Consolidation Arrangements with the Parent Corporation

On October 1, 2021, the Corporation contracted a subordinated loan of $1.47 billion from Quebecor Media, bearing interest at a rate of 8.5%, payable semi-annually, and maturing on October 1, 2051. On the same day, the Corporation invested the total proceeds of $1.47 billion into 1,473,000 preferred shares, Series M, of 9346-9963 Quebec Inc. These shares carry the right to receive an annual dividend of 8.6%, payable semi-annually.

On December 10, 2021, 9346-9963 Quebec Inc. redeemed 1,473,000 preferred shares, Series M for a total cash consideration of $1.47 billion. On the same day, the Corporation used the total proceeds of $1.47 billion to repay its subordinated loans contracted from Quebecor Media.

On October 17, 2022, the Corporation contracted a subordinated loan of $2.11 billion from Quebecor Media, bearing interest at a rate of 10.5%, payable semi-annually, and maturing on October 17, 2052. On the same day, the Corporation invested the total proceeds of $2.11 billion into 2,113,000 preferred shares, Series N, of 9346-9963 Quebec Inc. These shares carry the right to receive an annual dividend of 10.6%, payable semi-annually.

On December 7, 2022, 9346-9963 Quebec Inc. redeemed 2,113,000 preferred shares, Series N for a total cash consideration of $2.11 billion. On the same day, the Corporation used the total proceeds of $2.11 billion to repay its subordinated loan contracted from Quebecor Media.

On November 1, 2023, 9346-9963 Quebec Inc. redeemed 1,595,000 preferred shares, Series C for a total cash consideration of $1.60 billion. On the same day, the Corporation used the total proceeds of $1.60 billion to repay its subordinated loan contracted from Quebecor Media.

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

600 MHz, 3500 MHz and 3800 MHz spectrum auction

On November 30, 2023, Videotron announced an investment of $298.9 million in the acquisition of 305 blocks of spectrum in the 3800 MHz band across Canada, in the latest spectrum auction held by ISED Canada. Approximately 61% of these 305 blocks of spectrum are located outside Québec, mainly in southern Ontario, Alberta and British Columbia. Videotron made an initial deposit of $59.8 million on January 17, 2024 and the balance of $239.1 million will be paid in May 2024.

On January 26, 2023, Videotron announced a $9.9 million investment in the acquisition of spectrum licences in the 600 MHz band in Manitoba and in the 3500 MHz band in Québec. The acquisition was made in the auction of residual spectrum licences that concluded on January 25, 2023 with the announcement by ISED Canada of the tentatively accepted bids.

Videotron is thus increasing its wireless service capacity and continues to pave the way for the expansion of its wireless infrastructure in Canada.

Analysis of consolidated balance sheet

Table 4

Consolidated balance sheet

Analysis of main variances between December 31, 2023 and 2022

(in millions of Canadian dollars)

	Dec. 31,	Dec. 31,
	2023[1]	2022[1]	Difference	Main reasons for difference

Assets

Accounts receivable	$963.2	$619.1	$344.1	Impact of the Freedom acquisition and of current variances in activities
Contract assets	125.4	50.2	75.2	Impact of the Freedom acquisition and of current variances in activities
Inventories	348.7	247.2	101.5	Impact of the Freedom acquisition and of current variances in activities
Other current assets	180.1	122.0	58.1	Impact of the Freedom acquisition and of current variances in activities
Property, plant and equipment	3,152.9	2,610.4	542.5	Impact of the Freedom acquisition and additions to property, plant and equipment, less depreciation for the period
Intangible assets	3,299.3	2,162.7	1,136.6	Impact of the Freedom acquisition and additions to intangible assets, less amortization for the period
Right-of-use assets	313.0	128.1	184.9	Impact of the Freedom acquisition, less depreciation for the period.
Derivative financial instruments[2]	110.8	199.5	(88.7)	See “Financing activities”
Promissory notes to the parent corporation	996.0	160.0	836.0	Quebecor Media issued a $836.0 million promissory note payable to Videotron, bearing interest at 7.000%
Other assets	348.5	247.9	100.6	Impact of the Freedom acquisition

Liabilities

Accounts payable, accrued charges and provisions	920.9	629.5	291.4	Impact of the Freedom acquisition and of current variances in activities
Deferred revenue	347.4	277.1	70.3	Impact of the Freedom acquisition and of current variances in activities
Long‑term debt, including current portion and bank indebtedness	7,609.9	5,318.7	2,291.2	See “Financing activities”
Lease liabilities[3]	346.1	158.3	187.8	Impact of the Freedom acquisition and of current variances in activities
Other liabilities	207.6	124.3	83.3	Impact of the Freedom acquisition and of current variances in activities
[1]	The “restricted cash” and “deferred subsidies” line items are combined for the purposes of the analysis.

2Current and long-term assets less long-term liabilities.

3Current and long-term liabilities.

ADDITIONAL INFORMATION

Contractual obligations

At December 31, 2023, material contractual obligations of operating activities included: capital repayment and interest on long-term debt and lease liabilities; commitments relating to additions to property, plant and equipment, mobile devices, intangible assets and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 5 below shows a summary of these contractual obligations.

Table 5

Contractual obligations of the Corporation as of December 31, 2023

(in millions of Canadian dollars)

		Under	1‑3	3‑5	5 years
	Total	1 year	years	years	or more
Long‑term debt[1]	$7,645.3	$1,480.6	$1,822.0	$2,230.6	$2,112.1
Interest payments on long-term debt[2]	1,171.3	308.7	517.2	237.3	108.1
Lease liabilities	346.1	99.3	142.6	71.9	32.3
Interest payments on lease liabilities	59.8	17.7	25.3	11.8	5.0
Additions to property, plant and equipment, mobile devices, intangible assets and other commitments	2,201.8	769.9	1,301.4	103.4	27.1
Derivative financial instruments[3]	(134.6)	(87.7)	—	9.8	(56.7)
Total contractual obligations	$11,289.7	$2,588.5	$3,808.5	$2,664.8	$2,227.9
[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2023.
[3]	Estimated future receipts, net of future disbursements, related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt using derivative financial instruments.

Significant commitments included in Table 5

Videotron has agreements for the purchase of mobile devices from suppliers, a network-sharing and service exchange agreement with Rogers, and agreements for the roll-out of LTE-A and 5G radio access technologies. It also has an agreement with Comcast Corporation to operate an Internet Protocol Television (IPTV) delivery solution. Finally, it committed to ISED Canada for the purchase of spectrum, with the final payment due in May 2024. As at December 31, 2023, the balance of those commitments stood at $2.02 billion.

Pension plan contributions

The expected employer contributions to the Corporation’s defined benefit pension plans and postretirement benefit plans will be $0.5 million in 2024, based on the most recent financial actuarial reports filed (contributions of $2.5 million were paid in 2023).

Related party transactions

The following Table 6 describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. These transactions were accounted for at the consideration agreed between the parties.

Table 6

Related party transactions

(in millions of Canadian dollars)

	2023	2022	2021
Ultimate parent and parent corporation:
Revenues	$0.4	$0.4	$0.4
Purchase of goods and services	2.6	10.2	10.2
Operating expenses recovered	(1.8)	(2.0)	(2.3)

Corporations under common control:
Revenues	4.1	4.7	5.3
Purchase of goods and services	147.5	112.3	109.7
Operating expenses recovered	0.2	(0.7)	0.4

Other affiliated corporations
Purchase of goods and services	30.5	21.9	10.6
Acquisition of property, plant and equipment and intangible assets	11.0	8.6	4.6

Management arrangements

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $33.4 million in 2023 ($27.2 million in 2022 and $40.5 million in 2021). In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. These transactions were accounted for at the consideration agreed between the parties.

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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, restricted cash, trade receivables, contract assets, promissory note to the parent corporation, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

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

Table 7

Description of derivative financial instruments at December 31, 2023

(in millions of dollars)

Foreign exchange forward contracts

	CAN dollar average
	exchange rate	Notional	Notional
Maturity	per one U.S. dollar	amount sold	amount bought

Less than 1 year	1.3430	$96.0	US$71.5

Interest rate swaps

Maturity	Notional amount	Pay/receive	Fixed rate	Floating rate
2027	$700.0	Pay fixed/ receive floating	3.503%	1‑month Bankers’ acceptance

Cross-currency swaps

Hedged item	Hedging instrument
				CAN dollar
				exchange rate on
			Annual interest rate	interest and
	Period	Notional	on notional amount	capital payments
	covered	amount	in CAN dollars	per one U.S. dollar

Secured term credit facility	1-month period	US$1,554.0	1-month Bankers’ acceptance + 0.98%	1.3514
Secured revolving credit facility	1-month period	US$134.0	1-month Bankers’ acceptance + 1.07%	1.3435
5.375% Senior Notes due 2024	2014 to 2024	US$158.6	3-month Bankers’ acceptance + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$441.4	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$600.0	4.82%	1.3407
3.625% Senior Notes due 2029	2021 to 2029	US$500.0	4.04%	1.2109

Certain cross-currency and interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the settlement amount then in effect.

The gains and losses on valuation and translation of financial instruments for 2023 and 2022 are summarized in Table 8.

Table 8

Gain (loss) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	2023	2022	2021

(Gain) loss on the ineffective portion of fair value hedges	$(0.3)	$0.8	$0.4

A gain on cash flow hedges of $5.1 million was recorded under “Other comprehensive income” in 2023 (loss of $58.9 million in 2022).

Fair Value of Financial Instruments

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated based on discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

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

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2023 and 2022 are as follows:

Table 9

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	2023		2022
	Carrying	Fair	Carrying	Fair
Asset (liability)	value	value	value	value

Long‑term debt[1]	$(7,645.3)	$(7,368.1)	$(5,356.6)	$(4,800.7)
Derivative financial instruments[2]
Foreign exchange forward contracts	(1.5)	(1.5)	3.4	3.4
Interest rate swaps	5.4	5.4	—	—
Cross‑currency swaps	106.9	106.9	196.1	196.1

1The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

2The net fair value of derivative financial instruments designated as cash flow hedges is an asset position of $78.0 million as of December 31, 2023 ($165.5 million in 2022) and the net fair value of derivative financial instruments designated as fair value hedges is an asset position of $32.8 million as of December 31, 2023 ($34.0 million in 2022).

In 2022, the fair value of investments in preferred shares in a subsidiary of the parent corporation and loans from the parent corporation was equivalent to their initial issuance values since these financial instruments have only been issued as part of transactions carried out for tax consolidation purposes of Quebecor Media and its subsidiaries.

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

The gross carrying amounts of financial assets represent the maximum credit exposure. As of December 31, 2023, the gross carrying amount of trade receivables and contract assets, including their long-term portions, was $1.24 billion ($742.3 million as of December 31, 2022).

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

As of December 31, 2023, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2023, the provision for expected credit losses represented 4.7% of the gross amount of trade receivables and contract assets (1.6% as of December 31, 2022), while 3.5% of trade receivables were 90 days past their billing date (2.8% as of December 31, 2022).

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2023 and 2022:

Table 10

Provision for expected credit losses

(in millions of Canadian dollars)

	2023	2022
Balance at beginning of year	$12.1	$14.4
Changes in expected credit losses charged to income	35.6	16.3
Business acquisitions	36.3	—
Write‑off	(25.4)	(18.6)
Balance at end of year	$58.6	$12.1

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

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its contractual obligations as they fall due and the risk that its financial obligations will have to be met at excessive cost. Among other things, the Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 3.5 years as of December 31, 2023 (5.0 years as of December 31, 2022). See also the “contractual obligations” section.

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues, expenses and capital expenditures, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices, the payment of royalties to certain business partners or service providers and certain costs related to the development and maintenance of its mobile networks, are received or paid in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2023, and to hedge its exposure on certain purchases. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of CAN dollars per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2023 is as follows:

		Other
		comprehensive
Increase (decrease)	Income	income
Increase of $0.10	$0.2	$6.7
Decrease of $0.10	(0.2)	(6.7)

A variance of $0.10 in the 2023 average exchange rate of CAN dollars per one U.S. dollar would have resulted in a variance of $5.9 million on the value of unhedged purchases of goods and services and $5.8 million on the value of unhedged acquisitions of tangible and intangible assets in 2023.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) SOFR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency swap agreements in order to manage cash flow risk exposure. After taking into account hedging instruments, the long-term debt consisted of approximately 67.9% fixed-rate debt (95.1% at December 31, 2022) and 32.1% floating-rate debt (4.9% at December 31, 2022).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2023 was $24.0 million.

A variance of 100 basis points in the discount rate used to calculate the fair value of financial instruments, as of December 31, 2023, would have an immaterial impact on other comprehensive income and no impact on income.

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, lease liabilities, derivative financial instruments, cash and cash equivalents, and promissory note to the parent corporation. The capital structure as of December 31, 2023 and 2022 is as follows:

Table 11

Capital structure of the Corporation

(in millions of Canadian dollars)

	2023	2022
Bank indebtedness	$—	$0.4
Long‑term debt	7,609.9	5,318.3
Lease liabilities	346.1	158.3
Derivative financial instruments	(110.8)	(199.5)
Cash and cash equivalents	(8.0)	(1.8)
Promissory note to the parent corporation	(996.0)	(160.0)
Net liabilities	6,841.2	5,115.7
Equity	$155.9	$(230.8)

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

The net book value of goodwill as at December 31, 2023 was $550.1 million, and the net book value of intangible assets with indefinite useful lives as at December 31, 2023 was $2.46 billion.

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

The Corporation generally enters into the following types of derivative financial instruments:

●	The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.
●	The Corporation uses cross-currency swaps to hedge (i) foreign currency rate exposure on interest and principal payments on foreign-currency-denominated debt and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency swaps that set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting an interest rate from a floating rate to a floating rate or from a fixed rate to a fixed rate, are designated as cash flow hedges. The cross-currency swaps are designated as fair value hedges when they set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting the interest rate from a fixed rate to a floating rate.
●	The Corporation uses interest rate swaps to manage fair value exposure on certain debts resulting from changes in interest rates. These swap agreements require a periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. These interest rate swaps are designated as fair value hedges when they convert the interest rate from a fixed rate to a floating rate, or as cash flow hedges when they convert the interest rate from a floating rate to a fixed rate.
●	The Corporation has established a hedge ratio of one for one for all its hedging relationships as the underlying risks of its hedging derivatives are identical to the hedged item risks.

The Corporation measures and records the effectiveness of its hedging relationships as follows:

●	For cash flow hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of a hypothetical derivative that simulates the cash flows of the hedged item.
●	For fair value hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of the hedged item attributable to the hedged risk.
●	Most of the Corporation’s hedging relationships are not generating material ineffectiveness. The ineffectiveness, if any, is recorded in the consolidated statements of income as a gain or loss on valuation and translation of financial instruments.

Under hedge accounting, the Corporation applies the following accounting policies:

●	For derivative financial instruments designated as fair value hedges, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.
●	For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

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

Share-based compensation

Stock-based awards to employees that call for settlement in cash, such as deferred share units (“DSUs”), or that call for settlement in cash at the option of the employee, such as stock option awards, are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

The fair value of DSUs is based on the underlying share price at the date of valuation. The fair value of stock option awards is determined by applying an option pricing model, taking into account the terms and conditions of the grant and assumptions such as the risk-free interest rate, distribution yield, expected volatility, and the expected remaining life of the option.

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

Tax credits, government assistance and deferred subsidies

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

In particular, when government assistance is received in advance, as it was for the program to support the roll-out of high-speed Internet services in various regions of Québec ($216.2 million received in March 2021), the amount received is recorded as deferred subsidies on the consolidated balance sheets. When the investments required under the program are realized, the corresponding subsidies are recognized as a reduction in additions to property, plant and equipment. No amount was deferred as of December 31, 2023 since all investments under this program have been incurred (a balance of $39.3 million as of December 31, 2022).

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

Non-IFRS financial measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, adjusted cash flows from operations, free cash flows from operating activities and consolidated net debt leverage ratio, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring, acquisition costs and other, loss on debt refinancing and income taxes. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. The Corporation also uses other measures that do reflect such costs, such as adjusted cash flows from operations and free cash flows from operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 12 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2023 and 2022 presented in Table 12 below is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 12

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Years ended			Three months ended
	December 31			December 31
	2023	2022	2021	2023	2022
Adjusted EBITDA	$2,230.3	$1,912.9	$1,875.7	$559.0	$475.9
Depreciation and amortization	(844.0)	(699.6)	(717.8)	(215.4)	(172.1)
Financial expenses	(331.0)	(244.6)	(232.1)	(87.7)	(61.6)
Gain (loss) on valuation and translation of financial instruments	0.3	(0.8)	(0.4)	0.1	—
Restructuring, acquisition costs and other	(20.4)	(12.7)	(11.6)	(4.0)	(4.4)
Loss on debt refinancing	—	—	(40.1)	—	—
Income taxes	(237.7)	(197.9)	(180.3)	(63.7)	(39.3)
Net income	$797.5	$757.3	$693.4	$188.3	$198.5

Adjusted cash flows from operations and free cash flows from operating activities

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

Free cash flows from operating activities

Free cash flows from operating activities represents cash flows provided by operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets (excluding expenditures related to spectrum licence acquisitions and renewals), plus proceeds from disposal of assets. Free cash flows from operating activities is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the Corporation’s operations. Free cash flows from operating activities represents available funds for business acquisitions, spectrum licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows from operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from operating activities may not be identical to similarly titled measures reported by other companies.

Tables 13 and 14 provide a reconciliation of adjusted cash flows from operations and free cash flows from operating activities to cash flows provided by operating activities reported in the consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2023 and 2022 presented in tables 13 and 14 is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 13

Adjusted cash flows from operations

(in millions of Canadian dollars)

				Three months
	Years ended December 31			ended December 31
	2023	2022	2021	2023	2022

Adjusted EBITDA	$2,230.3	$1,912.9	$1,875.7	$559.0	$475.9
Additions to property, plant and equipment [1]	(388.8)	(378.9)	(391.5)	(109.6)	(96.9)
Additions to intangible assets [2]	(147.9)	(78.2)	(145.6)	(50.8)	(18.8)
Adjusted cash flows from operations	$1,693.6	$1,455.8	$1,338.6	$398.6	$360.2

	Years ended			Three months ended
	December 31			December 31
[1] Reconciliation to cash flows used for additions to property, plant and equipment as per consolidated financial statements:	2023	2022	2021	2023	2022
Additions to property, plant and equipment	$(388.8)	$(378.9)	$(391.5)	$(109.6)	$(96.9)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(0.5)	9.2	(15.7)	(0.5)	22.5
Cash flows used for additions to property, plant and equipment	$(389.3)	$(369.7)	$(407.2)	$(110.1)	$(74.4)

	Years ended			Three months ended
	December 31			December 31
[2] Reconciliation to cash flows used for additions to intangible assets as per consolidated financial statements:	2023	2022	2021	2023	2022
Additions to intangible assets	$(147.9)	$(78.2)	$(145.6)	$(50.8)	$(18.8)
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	1.2	3.1	(10.5)	14.2	1.5
Cash flows used for spectrum licence acquisitions	(9.9)	—	(830.0)	—	—
Cash flows used for additions to intangible assets	$(156.6)	$(75.1)	$(986.1)	$(36.6)	$(17.3)

Table 14

Free cash flows from operating activities and cash flows provided by operating activities reported in the consolidated financial statements

(in millions of Canadian dollars)

				Three months
	Years ended December 31			ended December 31
	2023	2022	2021	2023	2022

Adjusted cash flows from operations from Table 13	$1,693.6	$1,455.8	$1,338.6	$398.6	$360.2
Plus (minus)
Cash portion of financial expenses	(323.0)	(238.8)	(226.0)	(85.5)	(60.1)
Cash portion of restructuring, acquisition costs and other	(20.6)	(9.8)	(10.8)	(4.0)	(4.3)
Current income taxes	(213.1)	(263.4)	(235.5)	(38.6)	(52.0)
Other	2.5	5.6	8.2	(1.6)	(0.9)
Net change in non-cash balances related to operating activities	(79.3)	(49.0)	(163.5)	(100.1)	(18.9)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(0.5)	9.2	(15.7)	(0.5)	22.5
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	1.2	3.1	(10.5)	14.2	1.5
Free cash flows from operating activities	1,060.8	912.7	684.8	182.5	248.0
Plus (minus)
Cash flows used for additions to property, plant and equipment	389.3	369.7	407.2	110.1	74.4
Cash flows used for additions to intangible assets (excluding expenditures related to spectrum licence acquisitions and renewals)	146.7	75.1	156.1	36.6	17.3
Proceeds from disposal of assets	(1.7)	(7.0)	(7.7)	(0.9)	(0.5)
Cash flows provided by operating activities	$1,595.1	$1,350.5	$1,240.4	$328.3	$339.2

Consolidated net debt leverage ratio

The consolidated net debt leverage ratio represents consolidated net debt, divided by the trailing 12-month adjusted EBITDA. Consolidated net debt represents total long-term debt plus bank indebtedness, lease liabilities, the current portion of lease liabilities and liabilities related to derivative financial instruments, less assets related to derivative financial instruments and cash and cash equivalents. The consolidated net debt leverage ratio serves to evaluate the Corporation’s financial leverage and is used by management in decisions on the Corporation’s capital structure, including its financing strategy, and in managing debt maturity risks. Consolidated net debt leverage ratio is not a measure established in accordance with IFRS. It is not intended to be used as an alternative to IFRS measures or the balance sheet to evaluate its financial position. The Corporation’s definition of consolidated net debt leverage ratio may not be identical to similarly titled measures reported by other companies.

Table 15 provides the calculation of consolidated net debt leverage ratio and the reconciliation to balance sheet items reported in the Corporation’s consolidated financial statements.

Table 15

Consolidated net debt leverage ratio

(in millions of Canadian dollars)

	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021

Total long‑term debt[1]	$7,645.3	$5,356.6	$5,408.2
Plus (minus)
Lease liabilities[2]	346.1	158.3	153.8
Bank indebtedness	—	0.4	—
Derivative financial instruments[3]	(110.8)	(199.5)	(117.2)
Cash and cash equivalents	(8.0)	(1.8)	(10.5)
Consolidated net debt	7,872.6	5,314.0	5,434.3
Divided by:
Trailing 12‑month adjusted EBITDA[4]	$2,329.6	$1,912.9	$1,875.7
Consolidated net debt leverage ratio[4]	3.38x	2.78x	2.90x
[1]	Excluding changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
[2]	Current and long-term liabilities.
[3]	Current and long-term assets, less long-term liabilities.
[4]	On a pro forma basis as at December 31, 2023, using Freedom’s trailing 12-month adjusted EBITDA.

Key performance indicators

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriber connections to the mobile and wireline telephony services and subscriptions to the Internet access and television services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

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

Controls and procedures

In 2023, the Corporation acquired Freedom. The Corporation has excluded the controls, policies and procedures of Freedom from the design and evaluation of disclosure controls and procedures (“DCP”) and Internal control over financial reporting (“ICFR”), as permitted by National Instrument 52–109 of the Canadian Securities Administrators for a period of 365 days following an acquisition. Given the size and timing of the Freedom acquisition, the limitation of the scope is primarily due to the time required to assess Freedom’s DCP and ICFR in accordance with the Corporation’s other activities. The Corporation currently expects to finalize its assessment within the regulatory time period.

Since the acquisition date, Freedom’s results have been included in the Corporation’s consolidated financial statements. For 2023, Freedom’s revenues and net income represented approximately 18.3% and 11.8% of the Corporation’s consolidated revenues and consolidated net income, respectively. As percentages of the Corporation’s total consolidated current assets and liabilities, Freedom’s current assets and liabilities as at December 31, 2023 represented approximately 29.1% and 13.6%, respectively, and its non-current assets and liabilities represented approximately 23.7% and 3.7% of the Corporation’s total consolidated non-current assets and liabilities.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A-	Directors and Senior Management

The following table sets forth certain information concerning Videotron’s directors and executive officers at March 27, 2024:

Name and Municipality of Residence	Age	Position
CHANTAL BÉLANGER, FCPA, ASC-C.DIR (1) Blainville, Québec	71	Director and Chair of the Audit and Risk Management Committee

ANDRÉ P. BROSSEAU (1) Montréal, Québec	62	Director

MICHÈLE COLPRON, FCPA, ASC (1) Saint-Lambert, Québec	60	Director

SYLVIE LALANDE, ASC-C.DIR Lachute, Québec	73	Director

LISE CROTEAU, FCPA, ASC (1) Mont-Tremblant, Québec	63	Director

PIERRE KARL PÉLADEAU Montréal, Québec	62	President

FRÉDÉRIC DÉRY Montréal, Québec	48	Vice President, Sales and Marketing

MOHAMED DRIF Montréal, Québec	57	Senior Vice President and Chief Technology Officer

JEAN-FRANÇOIS LESCADRES Town of Mount-Royal, Québec	45	Vice President Finance

JEAN-FRANÇOIS PARENT Nuns’ Island, Québec	44	Vice President and Treasurer
(1)	Member of the Audit and Risk Management Committee

Chantal Bélanger, Director and Chair of the Audit and Risk Management Committee. Ms. Bélanger has been a Director and member of the Audit and Risk Management Committee of Videotron, Quebecor and Quebecor Media since May 8, 2018. At the Laurentian Bank, where she held various positions from 1986 to 2006, she was Senior Vice President of Personal Banking Services for Québec, where she previously held the positions of Ombudsman and Director of Internal Audits and Information Systems. From 2012 to 2019, she was a Director, Vice President of the Board, Chair of the Internal Audit Committee and the Portfolio Valuation Committee and served on the Governance and Human Resources Committee at Capital régional et coopératif Desjardins. She was a Director and member of various board committees at Ovivo Inc. from 2011 to 2016, the year it was privatized. She was a Director and Chair of the Audit Committee at the Régie des Rentes du Québec from 2009 to 2015 and a Director at the Institut des administrateurs de sociétés from 2009 to 2013. She was a Director, Chair of the Audit Committee and a member of several committees for the Société des Alcools du Québec from 2002 to 2010. Ms. Bélanger has been a Director at the Société de services financiers Fonds FMOQ Inc. since 2014 and chairs its Audit Committee. Ms. Bélanger is a Fellow of the Ordre des comptables professionnels agréés du Québec (FCPA) and holds a certificate in Corporate Governance from the CAS. She is also a qualified corporate director (ASC). Ms. Bélanger has been the Chair of the Board of the CAS from September 2017 to May 2022 and has served on its board since 2016. Ms. Bélanger currently serves as a Director, Chair of the Audit Committee and member of the Corporate Governance Committee of Lassonde Industries Inc.

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

Michèle Colpron, Director and member of the Audit and Risk Management Committee. Ms. Colpron has been a Director of Videotron since May 14, 2020. She has served as a Director of Quebecor and Quebecor Media since March 11, 2020. Ms. Colpron has been a member of the Audit and Risk Management Committee of Quebecor, Quebecor Media and Videotron since May 14, 2020. Ms. Colpron has over 30 years experience in leadership roles in the financial services industry. She held senior positions from 2000 to 2012 at Caisse de dépôt et placement du Québec where she was Senior Vice President, Financial Management. She also was Vice President, Investment Administration and Vice President, Finance and Administration Private Equity. From 1993 to 1999, Ms. Colpron held senior positions as Chief Financial Officer at Merrill Lynch Bank (Suisse) S.A. and Finance and Human Resources Manager of Standard Chartered Bank (Switzerland) S.A. Her foray into the international business began in 1989 with Ernst & Young in London followed by Hong Kong in 1991 until 1993 as audit manager. Ms. Colpron is a member of the Board of Directors of the Canada Infrastructure Bank since 2017 and chairs its Finance and Audit Committee. She served on the Board of Directors of the Investment Industry Regulatory Organization of Canada (IIROC) from 2017 to 2022, she was Vice Chair from 2020 to 2021 and was Chair and member of various committees during that period. Ms. Colpron also served on the Board of Directors of the Fonds de solidarité FTQ from 2012 to 2022. She was also Vice Chair, corporate Director and member of various committees of the Professional Insurance Liability Fund of the Barreau of Québec between 2012 and 2020. Ms. Colpron is Fellow of the Ordre des comptables professionnels agréés du Québec (FCPA). She is also a qualified corporate director (ASC).

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

Lise Croteau, Director and member of the Audit and Risk Management Committee. Ms. Croteau has been a Director and member of the Audit and Risk Management Committee of Videotron since May 2022 and a Director and member of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media since June 16, 2019. She has also been a member of the Audit and Risk Management Committee of Quebecor and Quebecor Media since May 2022. Ms. Croteau has been a chartered professional accountant since 1984 and was named a Fellow of the Ordre des comptables professionels agréés du Québec (FCPA) in 2008. She is also a qualified corporate director (ASC). She was, from 2015 until March 31, 2018, Executive Vice President and Chief Financial Officer of Hydro-Québec. In this role, her mandate included orienting, developing and overseeing all financial, regulatory and management accounting activities, as well as financial planning, taxation, financial control and risk management. In addition, she was responsible for Hydro-Québec’s financial statements and reports. She joined Hydro-Québec in 1986, successively holding management positions. She also served as Acting President and Chief Executive Officer from May to July 2015. In 2016, she ranked among Canada’s Most Powerful Women: Top 100 Award Winners, a distinction bestowed by the Women’s Executive Network (WXN). In 2017, the Québec Chapter of Financial Executives International Canada (FEI Canada) presented her with the Ace of Finance award in the Financial Executive of a Large Corporation category. Ms. Croteau currently serves as a Director, is the Chair of the Audit Committee and member of the Investment and Risk management Committee of Boralex Inc. Since May 2019, she has also served as a Director and as a member of the Audit Committee of TotalEnergies SE. Ms. Croteau is governor of the Université de Sherbrooke’s Fondation de recherche en administration (FRAUS), foundation for which she also served as a Director until May 2019. Ms. Croteau was a Director of the Montréal Heart Institute Foundation and a member of its Audit Committee until April 2019. She also served on the Board of Directors of the Montréal Museum of Fine Arts.

Pierre Karl Péladeau, President. Mr. Péladeau was appointed to his current position in June 2021. Mr. Péladeau is also President and Chief Executive Officer of Quebecor and Quebecor Media since February 15, 2017, and is also assuming, on an interim basis, the responsibilities of President of TVA Group. Prior to that, Mr. Péladeau entered politics in 2014. He ran as the Parti Québécois candidate in Saint-Jérôme riding and was elected to Québec’s National Assembly in April 2014. He became the party’s leader on May 15, 2015 and served as Leader of the Official Opposition in the National Assembly until May 2, 2016. Mr. Péladeau joined Quebecor’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions within the Quebecor group of companies. Namely, Mr. Péladeau was a Director of Quebecor Media from August 2000 to March 2014 and of Quebecor from April 1992 until March 2014. In May 2013, he was appointed Chairman of the Board of Directors of Quebecor Media, Videotron, TVA Group and Sun Media Corporation and was also appointed Vice Chairman of the Board of Directors of Quebecor. Mr. Péladeau was President and Chief Executive Officer of Quebecor Media and of Quebecor from April 2009 until May 2013. Mr. Péladeau has chaired numerous other boards of Directors, namely La Fondation de l’entrepreneurship (2011-2014) and Hydro-Québec (2013-2014). Mr. Péladeau is active in many charitable and cultural organizations. Pierre Karl Péladeau is the brother of Érik Péladeau and Jean Péladeau.

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

Mohamed Drif, Senior Vice President and Chief Technology Officer. Mr. Drif was appointed to his current position in November 2018. Prior to that, he was Vice President and Chief Network Officer. From October 2016 to January 2018, he was Vice President, Engineering, Networks. Prior to that, he was Vice President, Engineering, Wireline Network and Project Management Office. He also served as General Manager; Network planning, Head Ends and Optics from 2008 to 2011. Mr. Drif joined Videotron in March 1999 as Supervisor Fiber Optics Management. He was appointed Director Fiber Network in June 2000, Director Network planning, Head Ends and Geomatic in January 2002 and Senior Director Network Planning, Head Ends and Optics in February 2003. Mr. Drif previously worked at Cable Axion as Director of Engineering and has also worked in the field of software development in France. Mr. Drif holds a State Engineer degree from the University of Oran in Algeria. He is member of the Ordre des ingénieurs du Québec.

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

Certain Developments in 2024

On February 29, 2024, the Right Honorable Brian Mulroney, a pillar of Videotron’s Board of Directors, passed away, leaving an enduring legacy in the political, economic and philanthropic life of Québec and Canada.

B-	Compensation

Videotron’s directors do not receive any remuneration for acting in their capacity as directors of Videotron. Since July 1, 2013, the Chairman of Videotron’s Audit and Risk Management Committee receives an annual fee of $25,000 while the other three members receive an annual fee of $10,000. Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of Videotron’s Board of Directors and Videotron’s Audit and Risk Management Committee. During the financial year ended December 31, 2023, the amount of compensation (including benefits in kind) paid to six of Videotron’s directors for services in all capacities to Videotron and its subsidiaries was $55,000. None of Videotron’s Directors have contracts with Videotron or any of its subsidiaries that provide for benefits upon termination of employment.

The aggregate amount of compensation Videotron paid for the year ended December 31, 2023 to its executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was approximately $5.5 million, including salaries, bonuses and benefits in kind.

Quebecor’s Stock Option Plan

Under a stock option plan established by Quebecor, 26,000,000 Quebecor Class B Shares have been set aside for Directors, officers, senior employees and other key employees of Quebecor and its subsidiaries, including Videotron. The exercise price of each option is equal to the weighted average trading price of Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the grant of the option. Each option may be exercised during a period not exceeding ten years from the date granted. As per the provisions of the plan, options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. The Board of Directors of Quebecor may, at its discretion, affix different vesting periods at the time of each grant. Thus, since 2018, when granting options, the Board of Directors has determined that options would vest equally over three years with the first 33⅓% vesting on the third anniversary of the date of the grant. Also, in April 2023, following the acquisition of Freedom and the Corporation’s expansion outside of Québec, the Board of Directors granted options vesting equally over three years with the first 33⅓% vesting on the first anniversary of the date of the grant and with exercise performance conditions. Holders of options under the Quebecor stock option plan have the choice, when they want to exercise their options, to acquire Quebecor Class B Shares at the corresponding option exercise price or to receive a cash payment from Quebecor equivalent to the difference between the market value of the underlying shares and the exercise price of the option. By signing the notice of grant they have received, holders of options have committed to obtaining Quebecor’s consent before exercising their right to purchase the shares for which they wish to exercise their options.

During the year ended December 31, 2023, 1,845,000 options to purchase Quebecor Class B Shares were granted to officers and employees of Videotron (excluding Directors, officers and employees who, at the date of grant, were Directors, officers or employees at multiple Quebecor Media group of companies). As of December 31, 2023, a total of 2,741,560 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $31.43 per share, were held by officers and employees of Videotron for acting in such capacity. The closing sale price of the Quebecor Class B Shares on the TSX on December 29, 2023, was $31.52.

Quebecor’s DSU plan

On July 13, 2016, Quebecor established a DSU plan for its employees and those of its subsidiaries based on Quebecor Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. DSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B shares. As of December 31, 2023, an aggregate total of 9,838 DSUs granted to officers of Videotron remain outstanding.

Pension Benefits

Both Quebecor Media and Videotron maintain pension plans for Videotron’s non-unionized employees and certain officers.

Videotron’s pension plan provides pension benefits to Videotron’s executive officers equal to 2% of salary (excluding bonuses) for each year of membership in the plan. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada) (the “Tax Act”), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under such pension plan are as prescribed under the Tax Act. An executive officer contributes to this plan an amount equals to 5% of his or her salary up to a maximum of $9,025 as of December 31, 2023. Videotron changed this pension plan to a defined contribution plan for new employees hired on and after May 1, 2012. Freedom provide a defined contribution plan for its employees since the acquisition on April 3, 2023. Videotron reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date.

Quebecor Media’s pension plan provides greater pension benefits to eligible executive officers than it does to other employees. The higher pension benefits under this plan equal 2% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Tax Act, in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media’s pension plan are as prescribed by the Tax Act and are based on a maximum salary of $180,500. An executive officer contributes to this plan an amount equals to 5% of his or her salary up to a maximum of $9,025 as of December 31, 2023. Videotron has no liability regarding Quebecor Media’s pension plan. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. However, Quebecor Media reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date. New employees are eligible to enroll in a retirement savings plan.

The total amount Videotron contributed for the year ended December 31, 2023 to provide the pension benefits to its senior executives, as a group, was $129,300. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by Videotron to all participants, refer to Note 26 of its audited consolidated financial statements for the year ended December 31, 2023 included under “Item 18. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media’s and Videotron’s pension plans:

	Years of Participation
Compensation	10	15	20	25	30
$180,500	$36,100	$51,450	$72,700	$90,250	$108,300

C-	Board Practices

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

As of December 31, 2023, Videotron had 7,295 employees. As of December 31, 2022 and 2021, Videotron had 5,455 and 5,841 employees respectively. Most Videotron employees are based and work in the province of Quebec. Videotron had 4,304 unionized employees and their conditions of employment are governed by one of its six regional collective agreements. There are two collective agreements covering unionized employees in the regions of Quebec (434 unionized employees) and Saguenay (231 unionized employees), which are in effect until December 31, 2026. The collective agreement covering 2,534 unionized employees in the Montreal region will expire on December 31, 2025. The collective agreement covering 214 unionized employees in the Gatineau region expired on August 31, 2021. Negotiations are underway to this effect. The collective agreement covering 41 unionized employees of the Videotron subsidiary, SETTE Inc. expired on December 31, 2023. Finally, we entered into a collective agreement covering the 850 employees of the Freedom subsidiary which will expire on October 30, 2027.

E-	Share Ownership

No Videotron equity securities are held by any of its Directors or senior executive officers.

F-	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A-	Major Shareholders

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

Videotron enters into related party transactions from time to time. These related party transactions are further described under “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position – Financial Position as of December 31, 2023” and in Note 25 to Videotron’s audited consolidated financial statements included under “Item 18. Financial Statements” in this annual report. These related party transactions have been accounted for at the consideration agreed between parties:

	As of December 31,
	2023	2022	2021

	(in millions)
Ultimate Parent and Parent Corporation:
Revenues	$0.4	$0.4	$0.4
Purchase of goods and services	2.6	10.2	10.2
Operating expenses recovered	(1.8)	(2.0)	(2.3)

Corporations Under Common Control:
Revenues	4.1	4.7	5.3
Purchase of goods and services	147.5	112.3	109.7
Operating expenses recovered	0.2	(0.7)	0.4

Other affiliated corporations:
Purchase of goods and services	30.5	21.9	10.6
Acquisition of property, plant and equipment and intangible assets	11.0	8.6	4.6

Management fee

Videotron pays annual management fees to the parent corporation for services rendered to Videotron, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $33.4 million in 2023, $27.2 million in 2022 and $40.5 million in 2021. In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. These transactions were accounted for at the consideration agreed between the parties.

Income tax transactions

On November 1, 2023, 9346-9963 Quebec Inc. redeemed 1,595,000 preferred shares, Series C for a total cash consideration of $1.60 billion. On the same day, the Corporation used the total proceeds of $1.60 billion to repay its subordinated loan contracted from Quebecor Media.

On December 7, 2022, 9346-9963 Québec Inc., a subsidiary of Quebecor Media, redeemed 2,113,000 preferred shares, Series N for a total cash consideration of $2,113.0 million. On the same day, Videotron used the total proceeds of $2,113.0 million to repay its subordinated loans contracted from Quebecor Media.

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

Purchase of shares of Quebecor Media and subsidiary subordinated loans

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, Videotron enters into certain transactions from time to time that have the effect of using tax losses within the Quebecor Media group. These transactions are described further under “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position – Financial Position as of December 31, 2023” and in Note 25 to Videotron’s audited consolidated financial statements which are included under “Item 18. Financial Statements” in this annual report.

C-	Interests of Experts and Counsel

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

A-	Consolidated Statements and Other Financial Information

Videotron’s consolidated balance sheets as of December 31, 2023 and 2022, and its consolidated statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2023, 2022 and 2021, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

B-	Legal Proceedings

Videotron and its subsidiaries are involved in a number of legal proceedings as defendants or plaintiffs which are pending. In the opinion of Videotron’s management, the outcome of these proceedings is not expected to have a material adverse effect on Videotron’s results or financial position.

C-	Dividend Policy

During the years ended December 31, 2023, December 31, 2022 and December 31, 2021, Videotron paid aggregate cash dividends on its common shares of $421,000,000, $671,000,000 and $585,000,000, respectively. Videotron currently expects to pay dividends and other distributions on its common shares in the future. The declaration and payment of dividends and other distributions is in the sole discretion of Videotron’s Board of Directors, and any decision regarding the declaration of dividends and other distributions will be made by its Board of Directors depending on, among other things, its financial resources, the cash flows generated by its business, its capital needs, and other factors considered relevant by its Board of Directors, including the terms of its indebtedness and applicable law.

D-	Significant Changes

Except as otherwise disclosed in this annual report, there has been no other significant change in Videotron’s financial position since December 31, 2023.

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

The record holder of Videotron’s 5⅜% Senior Notes due 2024, its 5⅛% Senior Notes due 2027 and its 3⅝% Senior Notes due 2029 is Cede & Co., a nominee of The Depository Trust Company, and the record holder of its 5⅝% Senior Notes due 2025, its 5¾% Senior Notes due 2026, its 3⅝% Senior Notes due 2028, its 4½% Senior Notes due 2030 and its 3⅛% Senior Notes due 2031 is CDS Clearing and Depository Services Inc.

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

(a)	Indenture relating to $400,000,000 of Videotron’s 5⅝% Senior Notes due June 15, 2025, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

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

(b)	Indenture relating to US$600,000,000 of Videotron’s 5⅜% Senior Notes due June 15, 2024, dated as of April 9, 2014, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

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

(c)	Indenture relating to $375,000,000 of Videotron’s 5¾% Senior Notes due January 15, 2026, dated as of September 15, 2015, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

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

(d)	Indenture relating to US$600,000,000 of Videotron’s 5⅛% Senior Notes due April 15, 2027, dated as of April 13, 2017, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

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

(e)	Indenture relating to $800,000,000 of Videotron’s 4½% Senior Notes due January 15, 2030, dated as of October 8, 2019, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

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

(f)	Indenture relating to $650,000,000 of Videotron’s 3⅛% Senior Notes due January 15, 2031, dated as of January 22, 2021, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

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

(g)	Indenture relating to US$500,000,000 of Videotron’s 3⅝% Senior Notes due June 15, 2029, dated as of June 17, 2021, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

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

(h)	Indenture relating to $750,000,000 of Videotron’s 3⅝% Senior Notes due June 15, 2028, dated as of June 17, 2021, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

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

Videotron’s senior credit facilities, as amended and restated as of June 16, 2015 (and as amended thereafter), currently provide for a $2,000,000,000 secured revolving credit facility that matures on July 20, 2026 and a $2,100,000,000 secured term credit facility composed of three tranches of $700,000,000 each maturing respectively on October 3, 2024, on April 3, 2026 and on April 3, 2027. The proceeds of the revolving credit facility can be used for general corporate purposes including, without limitation, to issue letters of credit and to pay dividends to Quebecor Media subject to certain conditions. The proceeds of the term credit facility were used for the acquisition of Freedom.

Advances under Videotron’s secured revolving credit facility bear interest at, as applicable, the Canadian prime rate, the U.S. prime rate, Term SOFR or the bankers’ acceptance rate, plus agreed pricing margins. Videotron has also agreed to pay specified standby fees in respect of its revolving credit facility.

The revolving credit facility is repayable in full on July 20, 2026 and the term credit facility is repayable in three tranches of $700,000,000 each on October 3, 2024, on April 3, 2026 and on April 3, 2027 respectively.

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

(j)	Share Purchase Agreement dated as of August 12, 2022, by and among Quebecor, Videotron, Rogers and Shaw

On August 12, 2022, Quebecor, the Corporation, Rogers and Shaw entered into a share purchase agreement for the sale of Freedom to the Corporation, including the Freedom brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets, for a purchase price of $2.85 billion on a cash-free and debt-free basis. According to the terms of the share purchase agreement, the acquisition of Freedom was conditional on (i) clearance under the Competition Act (Canada) and (ii) approval of the Minister of Innovation, Science and Industry, which were obtained respectively on December 31, 2022 and March 31, 2023. The completion of the acquisition of Freedom was further subject to: (i) there not having occurred a Material Adverse Effect (as such term is defined in the share purchase agreement), and (ii) the satisfaction of all conditions or waiver of all conditions precedent to the completion of the purchase by Rogers of all of the issued and outstanding shares in the capital of Shaw by way of a plan of arrangement under the provisions of the Business Corporations Act (Alberta).

D-	Exchange Controls

There are currently no laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to non-resident holders of Videotron’s securities, other than withholding tax requirements. Canada has no system of exchange controls. See “Item 10. Additional Information Taxation — Canadian Material Federal Income Tax Considerations for Residents of the United States” below.

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

You may read and copy documents referred to in this annual report that have been filed with the SEC at the Public Reference Room at the SEC’s Headquarters, located at 100 F Street, N.E., Washington, D.C. 20549, or obtain copies of this information by mail from the Public Reference Room at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the SEC’s Public Reference Room. The SEC also maintains an Internet website that contains reports and other information that Videotron has furnished electronically with the SEC. The URL of that website is http://www.sec.gov. Any documents referred to in this annual report may also be inspected without charge at Videotron’s offices at 612 St. Jacques Street, Montréal, Québec, Canada, H3C 4M8.

I-	Subsidiary Information

Not applicable.

J-	Annual Report to Security Holders

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Videotron uses certain financial instruments, such as cross-currency interest rate swaps and foreign exchange forward contracts, to manage interest rate and foreign exchange risk exposures. These instruments are used solely to manage the financial risks associated with its obligations and are not used for trading or speculation purposes. For more information regarding Videotron’s financial instruments and financial risk management, refer to Note 24 to its audited consolidated financial statements for the year ended December 31, 2023 included under “Item 18. Financial Statements” of this annual report.

Foreign Currency Risk

Most of Videotron’s consolidated revenues and expenses, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures, are received or denominated in Canadian dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. Videotron has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2023 and to hedge its exposure on certain purchases of set-top boxes, gateways, modems, mobile devices and certain capital expenditures. Accordingly, Videotron’s sensitivity to variations in foreign exchange rates is economically limited.

Interest Rate Risk

Videotron’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) bankers’ acceptance rate, (ii) Term SOFR, (iii) Canadian prime rate or (iv) U.S. prime rate, as applicable. The Senior Notes issued by Videotron bear interest at fixed rates. Videotron has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2023, after taking into account the hedging instruments, long-term debt was comprised of 67.9% fixed rate debt (95.1% in 2022) and 32.1% floating rate debt (4.9% in 2022).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian bankers’ acceptance rate as of December 31, 2023 was $24.0 million.

Credit Risk

Credit risk is the risk of financial loss to Videotron if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises principally from amounts receivable from customers, including contract assets.

The gross carrying amounts of financial assets represent the maximum credit exposure. As of December 31, 2023, the gross carrying amount of trade receivables and contract assets, including their long-term portions, was $1,237.9 million ($742.3 million as of December 31, 2022).In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer. Videotron uses its customers’ historical terms of payment and acceptable collection periods for each customer class, as well as changes in its customers’ credit profiles, to define default on amounts receivable from customers, including contract assets.

As of December 31, 2023, no customer balance represented a significant portion of Videotron’s consolidated trade receivables. Videotron is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. . As of December 31, 2023, the provision for expected credit losses represented 4.7% of the gross amount of trade receivables and contract assets (1.6% as of December 31, 2022), while 3.5% of trade receivables were 90 days past their billing date (2.8% as of December 31, 2022).

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

Fair Value of Financial Instruments

See “Item 5. Operating and Financial Review and Prospects – Additional Information – Financial Instruments and Financial Risk Management – Fair Value of Financial Instruments” in this annual report.

Material Limitations

Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Principal Repayments

As at December 31, 2023, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

Year ending December 31,	(in millions of dollars)
2024	1,480.6
2025	400.0
2026	1,422.0
2027	1,480.6
2028	750.0
2029 and thereafter	2,112.1
Total	7,645.3

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of security holders.

Use of Proceeds

Not applicable.

ITEM 15 – CONTROLS AND PROCEDURES

As at the end of the period covered by this report, Videotron’s President and Videotron’s Vice President Finance, together with members of Videotron’s senior management, have carried out an evaluation of the effectiveness of Videotron’s disclosure controls and procedures. These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within specified time periods. As of the date of the evaluation, Videotron’s President and Videotron’s Vice President Finance, concluded that Videotron’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that Videotron files or submits under the Exchange Act is accumulated and communicated to management, including Videotron’s principal executive and principal financial officer, to allow timely decisions regarding disclosure.

In April 2023, the Corporation acquired Freedom. Videotron has excluded the controls, policies and procedures of Freedom from the design and evaluation of disclosure controls and procedures and internal control over financial reporting. Given the size and timing of the Freedom acquisition, the limitation of the scope is primarily due to the time required to assess Freedom’s disclosure controls and procedures and internal control over financial reporting in accordance with the Videotron’s other activities. For 2023, Freedom’s revenues and net income represented approximately 18.3% and 11.8% of Videotron’s consolidated revenues and consolidated net income, respectively. As percentages of Videotron’s total consolidated current assets and liabilities, Freedom’s current assets and liabilities as at December 31,2023 represented approximately 29.1% and 13.6%, respectively, and its non-current assets and liabilities represented approximately 23.7% and 3.7% of Videotron’s total consolidated non-current assets and liabilities.

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

Videotron’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that Videotron’s internal control over financial reporting was effective as of December 31, 2023.

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

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as Videotron’s independent registered public accounting firm for the fiscal years ended December 31, 2032, 2022 and 2021. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2023 are included in this annual report on Form 20 F.

Videotron’s Audit and Risk Management Committee establishes the independent auditors’ compensation. The Audit and Risk Management Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit and Risk Management Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2023, 2022 and 2021, none of the non-audit services described below were approved by the Audit and Risk Management Committee of Videotron’s Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by Videotron’s independent auditors, Ernst & Young LLP, for the fiscal years ended December 31, 2023, 2022 and 2021.

	2023	2022	2021
Audit Fees(1)	$2,313,972	$1,221,560	$1,283,320
Audit related Fees(2)	—	100,400	—
Tax Fees(3)	103,031	173,448	32,800
All Other Fees(4)	—	—	—
Total	$2,417,003	$1,495,408	$1,316,120
(1)	Audit Fees consist of fees approved for the annual audit of Videotron’s consolidated financial statements and quarterly reviews of interim financial statements of Videotron with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues and translation. It also includes audit and attestation services required by statute or regulation, such as comfort letters and consents, SEC prospectus and registration statements, other filings and other offerings, including annual reports and SEC forms and statutory audits.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor and include consultations concerning financial accounting and reporting standards on proposed transactions, due diligence or accounting work related to acquisitions; employee benefit plan audits, and audit or attestation services not required by statute or regulation.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refunds, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers, acquisitions and divestitures, transfer pricing, and requests for advance tax rulings or technical interpretations.
(4)	All Other Fees include fees billed for forensic accounting and occasional training services, assistance with respect to internal controls over financial reporting and disclosure controls and procedures.

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

ITEM 16I – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J – INSIDER TRADING POLICIES

Not applicable.

ITEM 16K – CYBERSECURITY

Cybersecurity Risk Management and Strategy

Videotron recognizes the critical importance of preserving the security of its IT systems, software, networks, and other technological assets as well as maintaining the trust of its business partners and employees. To this end, Videotron has put in place processes to identify, assess, and mitigate cybersecurity risks.

Videotron’s cybersecurity processes and practices are aligned on industry best practices and recognized standards, including the ISO/IEC 27001 Standard. As a result, risk management is an integral part of the Corporation’s cybersecurity decisions and controls. Videotron’s approach to cybersecurity risk management involves identifying and assessing cyber risks and developing and implementing appropriate control measures. It ensures that risk evaluations are communicated to senior management, as well as following up on the implementation of risk mitigation strategies. Third-party risk assessments are carried out when establishing and renewing contractual agreements, as well as during periodic reviews of their security posture. Videotron’s risk management approach ensures that its current cybersecurity measures are kept up-to-date with the changing threat landscape.

As of the date of this annual report, the Corporation is not aware of any cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affects the Corporation, including its business strategy, results of operations, or financial condition. For additional information concerning risks related to cybersecurity, see also the “Item 3. Key Information – Risk Factors”.

Governance

Videotron has set up a governance structure which is responsible for defining the cybersecurity orientations, practices, and frameworks that the organization must follow to protect its assets against perceived cybersecurity threats. To ensure the best possible compliance with the rules and standards laid down, a dedicated governance team oversees the application of the Corporation’s cybersecurity requirements, as well as compliance with the regulations, laws and contractual requirements to which the Corporation is subject.

Cybersecurity is the direct responsibility of the Senior Vice-President and Chief Technology Officer, who reports directly to the President and Chief Executive Officer of Videotron. The Senior Vice President and Chief Technology Officer is responsible, among others, for the Corporation’s security risk posture as well as launching initiatives to mitigate cybersecurity risks in collaboration with key asset stakeholders. To support him in his functions, the Vice President and Chief Technology Officer is assisted by a multi-skilled information security team (Governance Risk & Compliance, Security Operations Center, Security Architecture, etc.) headed by the Senior Director, Information Security.

The Board of Directors of Videotron considers cybersecurity as part of its risk oversight function and has delegated to the Audit and Risk Management Committee oversight of risks relating to information security (including cybersecurity), business continuity plans, regulatory and public policy, information management and privacy, physical security, fraud, vendor and supply chain management, network resiliency and other risks as required. The Audit and Risk Management Committee receives reports on security matters, including information security (including cybersecurity) each quarter. The Chair of the Audit and Risk Management Committee, in turn reports on cybersecurity risks and other information technology risks to the Board of Directors.

As cybersecurity is an important issue, Videotron has implemented a number of initiatives in this area such as the cybersecurity training for the Board of Directors in 2023 as well as a cybersecurity and privacy training program offered to all employees and consultants on a quarterly basis.

ITEM 17 – FINANCIAL STATEMENTS

Not applicable.

ITEM 18 – FINANCIAL STATEMENTS

Videotron’s consolidated balance sheets as at December 31, 2023 and 2022 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2023, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

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

1.13

Certificate and Articles of Amalgamation of VMedia Inc. as of November 1, 2018 (incorporated by reference to Exhibit 1.13 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on March 27, 2023, Commission file No. 033-51000).

1.14

By-laws of VMedia Inc. (translation) (incorporated by reference to Exhibit 1.14 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on March 27, 2023, Commission file No. 033-51000).

1.15

Certificate and Articles of Incorporation of rivertv Inc. as of May 19, 2019 (incorporated by reference to Exhibit 1.15 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on March 27, 2023, Commission file No. 033-51000).

1.16

By-laws of rivertv Inc. (translation) (incorporated by reference to Exhibit 1.16 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on March 27, 2023, Commission file No. 033-51000).

1.17

Certificate and Articles of Incorporation of 2251723 Ontario Inc. as of July 27, 2010 (incorporated by reference to Exhibit 1.17 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on March 27, 2023, Commission file No. 033-51000).

1.18

By-laws of 2251723 Ontario Inc (incorporated by reference to Exhibit 1.18 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on March 27, 2023, Commission file No. 033-51000).

1.19	Certificate and Articles of Incorporation of Freedom Mobile Inc.

1.20	By-laws of Freedom Mobile Inc.

1.21	Certificate and Articles of Incorporation of Freedom Mobile Distribution Inc.

1.22	By-laws of Freedom Mobile Distribution Inc.

2.1

Form of 5% Senior Notes due July 15, 2022 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.47 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

2.2

Form of Notation of Guarantee by the subsidiary guarantors of the 5% Senior Notes due July 15, 2022 of Videotron (incorporated by reference to Exhibit E to Exhibit 2.47 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

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

2.19

Supplemental Indenture, dated as of October 26, 2022, by and among Videotron, VMedia Inc., 2251723 Ontario Inc. and rivertv Inc., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.19 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on March 27, 2023, Commission file No. 033-51000).

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

2.29

Supplemental Indenture, dated as of October 26, 2022, by and among Videotron, and VMedia Inc., 2251723 Ontario Inc. and rivertv Inc., as guarantors, and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.29 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on March 27, 2023, Commission file No. 033-51000).

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

2.45

Supplemental Indenture, dated as of October 26, 2022, by and among Videotron, and VMedia Inc., 2251723 Ontario Inc. and rivertv Inc., as guarantors, and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 13, 2017 (incorporated by reference to Exhibit 2.45 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on March 27, 2023, Commission file No. 033-51000).

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

2.65

Supplemental Indenture, dated as of October 26, 2022, by and among Videotron, and VMedia Inc., 2251723 Ontario Inc. and rivertv Inc., as guarantors, and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of June 17, 2021 (incorporated by reference to Exhibit 2.65 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on March 27, 2023, Commission file No. 033-51000).

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

4.5

First Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amending Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of June 24, 2016, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 9176-6857 Québec Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors (incorporated by reference to Exhibit 4.5 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

4.6

Second Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amending Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of January 3, 2018, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9176-6857 Québec Inc., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors (incorporated by reference to Exhibit 4.6 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

4.7

Third Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amending Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of November 26, 2018, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 9176-6857 Québec Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibrenoire Inc. and Canadian P2P Fibre Systems Ltd., as guarantors (incorporated by reference to Exhibit 4.7 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed on March 26, 2019, Commission file No. 033-51000).

4.8

Fourth Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amending Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of May 20, 2022, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, the financial institutions signatory thereto, 9293-6707 Québec Inc., Videotron Infrastructures Inc., Télédistribution Amos Inc. and Mobile & Internet Fizz Inc., as guarantors, and acknowledged by 9176-6857 Québec Inc. and Cablovision Warwick Inc., as guarantors (incorporated by reference to Exhibit 4.8 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on March 27, 2023, Commission file No. 033-51000).

4.9

Fifth Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amending Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of July 15, 2022, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, the financial institutions signatory thereto, 9293-6707 Québec Inc., Videotron Infrastructures Inc., Télédistribution Amos Inc. and Mobile & Internet Fizz Inc., as guarantors, and acknowledged by 9176-6857 Québec Inc. and Cablovision Warwick Inc., as guarantors (incorporated by reference to Exhibit 4.9 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on March 27, 2023, Commission file No. 033-51000).

4.10

Sixth Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amending Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of January 13, 2023, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, the financial institutions signatory thereto, 9293-6707 Québec Inc., Videotron Infrastructures Inc. and Mobile & Internet Fizz Inc., as guarantors, and acknowledged by 9176-6857 Québec Inc., 2251723 Ontario Inc., VMedia Inc. and rivertv Inc., as guarantors (incorporated by reference to Exhibit 4.10 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on March 27, 2023, Commission file No. 033-51000).

4.11

Seventh Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amending Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of April 3, 2023, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, the financial institutions signatory thereto, 9293-6707 Québec Inc., Videotron Infrastructures Inc. and Mobile & Internet Fizz Inc., as guarantors, and acknowledged by 9176-6857 Québec Inc., 2251723 Ontario Inc., VMedia Inc. and rivertv Inc., as guarantors.

4.12

Eight Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amending Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of May 25, 2023, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, the financial institutions signatory thereto, 9293-6707 Québec Inc., Videotron Infrastructures Inc. and Mobile & Internet Fizz Inc., as guarantors, and acknowledged by 9176-6857 Québec Inc., 2251723 Ontario Inc., VMedia Inc. and rivertv Inc., as guarantors.

4.13

Form of Guarantee of the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 4.1 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.14

Form of Share Pledge of the shares of Videotron and the Guarantors of the Credit Agreement (incorporated by reference to Schedule E of Exhibit 4.1 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 21, 2012, Commission file No. 033-51000).

4.15

Share Purchase Agreement dated August 12, 2022, by and among Quebecor, Videotron, Rogers and Shaw (incorporated by reference to Videotron’s Current Report on Form 6-K, filed on April 4, 2023, Commission file No. 033-51000).

8.1	Subsidiaries of Videotron.

11.1

Code of Ethics. (incorporated by reference to Exhibit 11.1 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on March 27, 2023, Commission file No. 033-51000).

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
Name: Jean-François Lescadres
Title: Vice President Finance

Dated: March 27, 2024

Videotron Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of Videotron Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Videotron Ltd. [the “Corporation”] as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, equity and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation at December 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards [“IFRSs”] as issued by the International Accounting Standards Board.

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

Timing of revenue recognition from subscriber services

Description of the matter

As disclosed in note 1 (e) to the consolidated financial statements, the Corporation recognizes revenue from subscriber services, such as television distribution, Internet access and wireline and mobile telephony, when the services are provided. Operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided, and the portion of revenues that is invoiced and unearned is presented as deferred revenue. The Corporation recognized revenues of $4,654.0 million for the year ended December 31, 2023 and $347.4 million of deferred revenue as of December 31, 2023, of which a significant portion related to these services.

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

How we addressed the matter in our audit

To test the timing of revenue recognition from subscriber services and the deferred revenue balance, our audit procedures included, among others, identifying and testing the IT application controls and the IT general controls, with the assistance of our IT specialists, related to the timing of revenue recognition for subscriber services. We performed procedures over management’s calculations of the deferred revenue balance related to these subscriber services as of December 31, 2023. We tested a sample of the relevant data used for the calculation of the deferred revenue balance related to the subscriber services as of December 31, 2023, and compared the invoice date, the invoice amount, and the types of services to the invoice and the related cash receipt. We assessed the appropriateness of manual entries posted to the deferred revenue account by agreeing to supporting documentation. Finally, we performed disaggregated analytical review procedures over revenue by service type and compared it to historical and budgeted amounts.

Valuation of telecommunication network and various intangible assets acquired in a business combination

Description of the matter

As disclosed in note 7 to the consolidated financial statements, on April 3, 2023 the Corporation acquired all of the issued shares of Freedom Mobile Inc. (“Freedom”) from Shaw Communications Inc. for a net cash consideration of $2,067.8 million. The net identifiable assets acquired were recognized at their fair value as of the acquisition date, which included $598 million related to the telecommunications network and $1,177.7 million of intangible assets, of which a significant portion related to spectrum licenses, customer relationships and the Freedom brand.

Auditing the Corporation’s valuation of the telecommunications network and the above-mentioned intangible assets in its acquisition of Freedom was determined to be a critical audit matter as it involved significant estimation and auditor judgement in evaluating the valuation methodologies, inputs and assumptions used by management. Management judgement was required to determine the most appropriate valuation method to estimate the fair value of the assets. In addition, significant estimation was needed by management in determining key assumptions that included revenue growth rates, customer attrition rates, operating margin forecasts, royalty rate and discount rates, as well as in using available information such as comparable replacement cost data and market data. Changes to these assumptions could have a significant impact on the fair value of those assets.

How we addressed the matter in our audit

To test the fair value of the Corporation’s acquired telecommunication network, spectrum licenses, customer relationships and Freedom brand name, our audit procedures included, among others, involving our valuation specialists to assist in evaluating the appropriateness of the Corporation’s valuation methodologies and key assumptions used. We assessed the revenue growth rates, customer attrition rates and operating margins by comparing to historical performance and to available external data. We assessed the royalty rate and discount rates, with the assistance of our valuation specialists, by developing a range of independent estimates and comparing those to the rates selected by management. We performed procedures to evaluate the reasonableness of estimates made by management to determine the fair value of the telecommunication network and spectrum licenses by comparing to documentation for comparable replacement costs and to market information. Finally, we performed sensitivity analyses on significant assumptions to evaluate the changes in the fair value of the acquired spectrum licenses, customer relationship, brand name and telecommunication network that would result from changes in the assumptions.

/s/ Ernst & Young LLP

We have served as the Corporation’s auditor since 2008.

Montreal, Canada

March 22, 2024

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2023, 2022 and 2021

(in millions of Canadian dollars)

	Note	2023	2022	2021
Revenues
Mobile telephony		$1,420.7	$780.3	$712.5
Internet		1,283.8	1,238.1	1,201.4
Television		802.6	799.2	836.1
Wireline telephony		278.3	292.5	318.5
Mobile equipment sales		613.5	322.2	276.4
Wireline equipment sales		70.1	92.2	204.0
Other		185.0	193.7	186.1
		4,654.0	3,718.2	3,735.0

Employee costs	2	472.3	397.7	405.9
Purchase of goods and services	2	1,951.4	1,407.6	1,453.4
Depreciation and amortization	9, 10, 11	844.0	699.6	717.8
Financial expenses	3	331.0	244.6	232.1
(Gain) loss on valuation and translation of financial instruments		(0.3)	0.8	0.4
Restructuring, acquisition costs and other	4	20.4	12.7	11.6
Loss on debt refinancing	5	—	—	40.1
Income before income taxes		1,035.2	955.2	873.7
Income taxes (recovery):	6
Current		213.1	263.4	235.5
Deferred		24.6	(65.5)	(55.2)
		237.7	197.9	180.3
Net income		$797.5	$757.3	$693.4

Net income attributable to
Shareholder		$797.4	$757.2	$693.3
Non-controlling interests		0.1	0.1	0.1

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2023, 2022 and 2021

(in millions of Canadian dollars)

	Note	2023	2022	2021
Net income		$797.5	$757.3	$693.4

Other comprehensive income:
Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments		5.1	(58.9)	4.6
Deferred income taxes		0.5	6.2	1.4
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain	26	6.4	77.3	107.9
Deferred income taxes		(1.7)	(20.5)	(28.6)
Reclassification to income:
Gain related to cash flow hedges	5	—	—	(1.0)
Deferred income taxes		—	—	0.6
		10.3	4.1	84.9

Comprehensive income		$807.8	$761.4	$778.3

Comprehensive income attributable to
Shareholder		$807.7	$761.3	$778.2
Non-controlling interests		0.1	0.1	0.1

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2023, 2022 and 2021

(in millions of Canadian dollars)

	Equity attributable to the shareholder
				Equity
			Accumulated	attributable
			other	to non-
	Capital		comprehensive	controlling
	stock	Deficit	loss	interests	Total equity
	(note 18)		(note 20)
Balance as of December 31, 2020	$1,015.6	$(721.8)	$(105.7)	$0.4	$188.5
Net income	—	693.3	—	0.1	693.4
Other comprehensive income	—	—	84.9	—	84.9
Reduction of paid-up capital	(720.0)	—	—	—	(720.0)
Dividends	—	(585.0)	—	(0.1)	(585.1)
Balance as of December 31, 2021	295.6	(613.5)	(20.8)	0.4	(338.3)
Net income	—	757.2	—	0.1	757.3
Other comprehensive income	—	—	4.1	—	4.1
Issuance of common shares	17.3	—	—	—	17.3
Dividends	—	(671.0)	—	(0.2)	(671.2)
Balance as of December 31, 2022	312.9	(527.3)	(16.7)	0.3	(230.8)
Net income	—	797.4	—	0.1	797.5
Other comprehensive income	—	—	10.3	—	10.3
Dividends	—	(421.0)	—	(0.1)	(421.1)
Balance as of December 31, 2023	$312.9	$(150.9)	$(6.4)	$0.3	$155.9

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2023, 2022 and 2021

(in millions of Canadian dollars)

	Note	2023	2022	2021
Cash flows related to operating activities
Net income		$797.5	$757.3	$693.4
Adjustments for:
Depreciation of property, plant and equipment	9	551.2	516.0	542.4
Amortization of intangible assets	10	194.0	142.4	136.7
Depreciation of right-of-use assets	11	98.8	41.2	38.7
(Gain) loss on valuation and translation of financial instruments		(0.3)	0.8	0.4
Gain on disposal of other assets		(1.0)	—	—
Impairment of assets	4	0.4	2.9	0.8
Loss on debt refinancing	5	—	—	40.1
Amortization of financing costs	3	8.0	5.8	6.1
Deferred income taxes	6	24.6	(65.5)	(55.2)
Other		1.2	(1.4)	0.5
		1,674.4	1,399.5	1,403.9
Net change in non-cash balances related to operating activities		(79.3)	(49.0)	(163.5)
Cash flows provided by operating activities		1,595.1	1,350.5	1,240.4

Cash flows related to investing activities
Additions to property, plant and equipment	9	(389.3)	(369.7)	(407.2)
Deferred subsidies (used) received to finance additions to property, plant and equipment	1(k)	(39.3)	(123.1)	162.4
		(428.6)	(492.8)	(244.8)
Additions to intangible assets	10	(156.6)	(75.1)	(986.1)
Business acquisitions	7	(2,069.6)	1.4	(6.7)
Proceeds from disposals of assets		1.7	7.0	7.7
Promissory note to the parent corporation	25	(836.0)	—	—
Redemption of preferred shares from an affiliated corporation	25	1,595.0	—	—
Other		(0.3)	(0.3)	(0.8)
Cash flows used in investing activities		(1,894.4)	(559.8)	(1,230.7)

Cash flows related to financing activities
Net change in bank indebtedness		(0.4)	0.4	—
Net change under revolving facility, net of financing costs		285.0	(209.6)	285.0
Issuance of long-term debt, net of financing costs	15	2,092.5	—	1,986.8
Repayment of long-term debt	5	—	—	(1,023.3)
Repayment of lease liabilities	16	(94.8)	(42.1)	(39.4)
Settlement of hedging contracts	5	—	–	185.2
Dividends		(421.0)	(671.0)	(585.0)
Dividends paid to non-controlling interests		(0.1)	(0.2)	(0.1)
Repayment of a loan from the parent corporation	25	(1,595.0)	—	—
Reduction of paid-up capital		—	—	(720.0)
Cash flows provided by (used in) financing activities		266.2	(922.5)	89.2

Net change in cash, cash equivalents and restricted cash		$(33.1)	$(131.8)	$98.9

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 2023, 2022 and 2021

(in millions of Canadian dollars)

	2023	2022	2021
Net change in cash, cash equivalents and restricted cash	$(33.1)	$(131.8)	$98.9

Cash, cash equivalents and restricted cash at beginning of the year	41.1	172.9	74.0
Cash, cash equivalents and restricted cash at end of the year	$8.0	$41.1	$172.9

Additional information on the consolidated statements of cash flows

Cash, cash equivalents and restricted cash consist of
Cash	$7.7	$1.3	$9.4
Cash equivalents	0.3	0.5	1.1
Restricted cash	—	39.3	162.4
	$8.0	$41.1	$172.9

Net change in non-cash balances related to operating activities (excluding the effect of business acquisitions and disposals)
Accounts receivable	$(99.0)	$(87.1)	$(201.3)
Contract assets	(52.1)	86.4	91.5
Amounts receivable from and payable to affiliated corporations	(16.0)	10.6	16.3
Inventories	(29.3)	(93.1)	(33.5)
Accounts payable, accrued charges and provisions	149.4	44.1	2.5
Income taxes	(61.6)	(11.0)	(22.7)
Deferred revenue	(2.7)	(7.4)	13.9
Defined benefit plans	9.8	(1.8)	(1.7)
Other	22.2	10.3	(28.5)
	$(79.3)	$(49.0)	$(163.5)

Interest and taxes reflected as operating activities
Cash interest payments	$374.4	$242.0	$244.8
Cash income tax payments (net of refunds)	274.0	273.7	257.5

Non-cash investing transactions are presented in notes 9, 10 and 11.

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2023 and 2022

(in millions of Canadian dollars)

	Note	2023	2022
Assets

Current assets
Cash and cash equivalents		$8.0	$1.8
Restricted cash		—	39.3
Accounts receivable	8, 13	963.2	619.1
Contract assets	13	125.4	50.2
Amounts receivable from affiliated corporations	25	25.1	13.6
Income taxes		35.3	—
Inventories		348.7	247.2
Derivative financial instruments	24	129.3	—
Other current assets	13	180.1	122.0
		1,815.1	1,093.2
Non-current assets
Property, plant and equipment	9	3,152.9	2,610.4
Intangible assets	10	3,299.3	2,162.7
Right-of-use assets	11	313.0	128.1
Goodwill	12	550.1	550.1
Derivative financial instruments	24	35.8	199.5
Investments	25	—	1,595.0
Promissory note to the parent corporation	25	996.0	160.0
Other assets	13	348.5	247.9
		8,695.6	7,653.7
Total assets		$10,510.7	$8,746.9

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2023 and 2022

(in millions of Canadian dollars)

	Note	2023	2022
Liabilities and equity

Current liabilities
Bank indebtedness		$—	$0.4
Accounts payable, accrued charges and provisions	14	920.9	629.5
Amounts payable to affiliated corporations	25	91.0	95.5
Deferred revenue		347.4	277.1
Deferred subsidies	1(k)	—	39.3
Income taxes		18.4	24.5
Current portion of long-term debt	15	1,480.6	—
Current portion of lease liabilities	16	99.3	37.3
		2,957.6	1,103.6
Non-current liabilities
Long-term debt	15	6,129.3	5,318.3
Subordinated loan from the parent corporation	25	—	1,595.0
Lease liabilities	16	246.8	121.0
Derivative financial instruments	24	54.3	—
Deferred income taxes	6	759.2	715.5
Other liabilities	17	207.6	124.3
		7,397.2	7,874.1
Equity
Capital stock	18	312.9	312.9
Deficit		(150.9)	(527.3)
Accumulated other comprehensive loss	20	(6.4)	(16.7)
Equity attributable to the shareholder		155.6	(231.1)
Non-controlling interests		0.3	0.3
		155.9	(230.8)
Commitments and contingencies	21, 23
Total liabilities and equity		$10,510.7	$8,746.9

See accompanying notes to consolidated financial statements.

On March 22, 2024, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2023, 2022 and 2021.

On behalf of the Board of Directors,

/s/ Sylvie Lalande	/s/ Chantal Bélanger
Sylvie Lalande	Chantal Bélanger
Director	Director and Chair of Audit and Risk Management Committee

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

Videotron Ltd. (“Videotron” or the “Corporation”) is incorporated under the laws of Québec. The Corporation is a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”) and the ultimate parent corporation is Quebecor Inc. Unless the context otherwise requires, Videotron or the Corporation refer to Videotron Ltd. and its subsidiaries. The Corporation’s head office and registered office is located at 612 Saint-Jacques Street, Montreal, Québec, Canada. The percentages of voting rights and equity in its major subsidiaries are as follows:

% equity and voting
Freedom Mobile Inc.	100.0%
VMedia Inc.	100.0%
Videotron Infrastructures Inc.	100.0%
Videotron US Inc.	100.0%
SETTE Inc.	84.53%

The Corporation offers Internet access, television distribution, mobile and wireline telephony, business solutions and over-the-top (“OTT”) video services in Canada.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES

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

Comparative figures for the years ended December 31, 2022 and 2021 have been restated to conform to the presentation adopted for the year ended December 31, 2023.

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

(c)  Business acquisition

A business acquisition is accounted for by the acquisition method. The cost of an acquisition is measured at the fair value of the consideration given in exchange for control of the business acquired at the acquisition date. This consideration can be comprised of cash, assets transferred, financial instruments issued, or future contingent payments. The identifiable assets and liabilities of the acquired business are recognized at their fair value at the acquisition date. Results of operations of an acquired business are included in the Corporation’s consolidated financial statements from the date of the business acquisition. Business acquisition and integration costs are expensed as incurred and included as acquisition costs in the consolidated statements of income.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

The Corporation generally enters into the following types of derivative financial instruments:

●	The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on anticipated equipment or inventory purchases in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.
●	The Corporation uses cross-currency swaps to hedge (i) foreign currency rate exposure on interest and principal payments on foreign-currency-denominated debt and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency swaps that set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting an interest rate from a floating rate to a floating rate or from a fixed rate to a fixed rate, are designated as cash flow hedges. The cross-currency swaps are designated as fair value hedges when they set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting the interest rate from a fixed rate to a floating rate.
●	The Corporation uses interest rate swaps to manage fair value exposure on certain debts resulting from changes in interest rates. These swap agreements require a periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. These interest rate swaps are designated as fair value hedges when they convert the interest rate from a fixed rate to a floating rate, or as cash flow hedges when they convert the interest rate from a floating rate to a fixed rate.
●	The Corporation has established a hedge ratio of one for one for all its hedging relationships as the underlying risks of its hedging derivatives are identical to the hedged item risks.

The Corporation measures and records the effectiveness of its hedging relationships as follows:

●	For cash flow hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of a hypothetical derivative that simulates the cash flows of the hedged item.
●	For fair value hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of the hedged item attributable to the hedged risk.
●	Most of the Corporation’s hedging relationships are not generating material ineffectiveness. The ineffectiveness, if any, is recorded in the consolidated statements of income as a gain or loss on valuation and translation of financial instruments.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

(k)  Tax credits, government assistance and deferred subsidies

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

In particular, when government assistance is received in advance, as it was for the program to support the roll-out of high-speed Internet services in various regions of Québec ($216.2 million received in March 2021), the amount received is recorded as deferred subsidies on the consolidated balance sheets. When the investments required under the program are realized, the corresponding subsidies are recognized as a reduction in additions to property, plant and equipment. No amount was deferred as of December 31, 2023 since all investments under this program have been incurred (a balance of $39.3 million as of December 31, 2022).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

Inventories related to audiovisual content comprise broadcast rights, which are essentially contractual rights allowing the limited or unlimited broadcast of televisual products or movies. The Corporation records the rights acquired as inventory and the obligations incurred under a licence agreement as a liability when the contractual broadcast period begins and the contractual conditions of the licence are met. Audiovisual content costs are amortized to operating expenses on a straight-line basis over the contractual broadcasting period or a period not exceeding 3 years beginning at the moment that the content is made available on the Corporation’s OTT video services platforms.

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

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

Intangible assets

Spectrum licences are recorded at cost. Spectrum licences have an indefinite useful life and are not amortized, in view of the following facts: (i) the Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Innovation, Science and Economic Development Canada (“ISED Canada”); (ii) the Corporation has the financial and operational ability to renew these spectrum licences; (iii) currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences; and (iv) the Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

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

Customer relationships, brand names and other intangible assets acquired through a business acquisition are recorded at fair value at the date of acquisition.

Brand names have an indefinite useful life as long as they are expected to generate cash flows in the future and the Corporation intends to use them.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

(p)  Goodwill and intangible assets (continued)

Intangible assets (continued)

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

(s)   Stock-based compensation

Stock-based awards to employees that call for settlement in cash, such as deferred share units (“DSUs”), or that call for settlement in cash at the option of the employee, such as stock option awards, are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

The fair value of DSUs is based on the underlying share price at the date of valuation. The fair value of stock option awards is determined by applying an option pricing model, taking into account the terms and conditions of the grant. Key assumptions are described in note 19.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

(ii)	Costs and obligations related to pension and postretirement benefit plans

Estimates of costs and obligations related to pension and postretirement benefit obligations are based on a number of assumptions, such as the discount rate, the rate of increase in compensation, the retirement age of employees, health care costs, and other actuarial factors. Certain of these assumptions may have a significant impact on employee costs and financial expenses recorded in the consolidated statements of income, the re-measurement gain or loss on defined benefit plans recorded in the consolidated statements of comprehensive income, and the carrying value of other assets or other liabilities on the consolidated balance sheets. Key assumptions and a sensitivity analysis of the discount rate are presented in note 26.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
(u)	Use of estimates and judgments (continued)
(iii)	Provisions

The recognition of provisions requires management to estimate expenditures required to settle a present obligation or to transfer it to a third party at the date of assessment. It can also require an assessment of the probable outcomes of legal proceedings or other contingencies. Management expectations on the potential effect of the possible outcomes of legal disputes on the consolidated financial statements are presented in note 23.

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

(v)	Purchase price allocations

As part of the purchase price allocation related to a business acquisition, the identifiable assets and liabilities of the business acquired are recognized at their fair value at the acquisition date. The determination of fair value requires management to make assumptions, estimates and judgments regarding a number of factors. These estimates are based on valuation models requiring the use of a number of assumptions such as revenue growth rates, customer attrition rates, operating margin forecasts, royalty rate and discount rates, as well as using available information such as comparable replacement cost data and market data. It also requires management to determine the most appropriate valuation method to estimate the fair value of each asset. The determination of a purchase price allocation could have an impact on the carrying value of assets and liabilities on the consolidated balance sheets, on the depreciation and amortization charge recorded in the consolidated statements of income, as well as on the results of impairment tests and on the impairment charge.

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

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

1.SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

(v)	Changes to accounting standards

On January 1, 2023, the Corporation adopted the following amendments to accounting standards:

●	Amendments to IAS 1, Presentation of financial statements - Disclosure of accounting policies, to require entities to disclose material accounting policies information rather than significant accounting policies;
●	Amendments to IAS 8, Accounting policies, changes in accounting estimates and errors, to clarify the definition of the terms “accounting policy” and “accounting estimate”;
●	Amendments to IAS 12, Income Taxes - Deferred income taxes related to assets and liabilities arising from a single transaction, to restrict the scope of the exemption related to the recognition of deferred income taxes.

The adoption of these amendments to accounting policies had no material impact on the consolidated financial statements.

(w)	Future changes to accounting standards

The IASB has issued the following amendments to accounting standards that will become effective for the annual period beginning on January 1, 2024:

●	Amendments to IAS 1, Presentation of financial statements – Classification of liabilities as current or non-current, to clarify the requirements for classifying liabilities as current or non-current;
●	Amendments to IAS 1, Presentation of financial statements – Non-current liabilities with covenants, to clarify the classification, presentation and disclosure requirements for non-current liabilities with covenants;
●	Amendments to IAS 7, Statement of cash flows and IFRS 7, Financial instruments: Disclosures – Supplier finance arrangements, to add disclosure requirements that oblige entities to provide qualitative and quantitative information about supplier finance arrangements.

The Corporation does not expect these amendments to accounting policies to have a material impact on its consolidated financial statements.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

2.    EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2023	2022	2021
Employee costs	$636.4	$539.5	$574.3
Less employee costs capitalized to property, plant and equipment and to intangible assets	(164.1)	(141.8)	(168.4)
	472.3	397.7	405.9
Purchase of goods and services:[1]
Royalties and rights	425.5	416.0	401.0
Cost of products sold	824.6	460.3	497.3
Subcontracting costs	109.9	92.9	147.7
Marketing and distribution expenses	95.1	62.1	61.3
Other	496.3	376.3	346.1
	1,951.4	1,407.6	1,453.4
	$2,423.7	$1,805.3	$1,859.3
1	Cost of inventories included in purchase of goods and services amounted to $739.8 million in 2023 ($444.2 million in 2022 and $470.7 million in 2021). Write-downs of inventories totalling $3.8 million were recognized in purchase of goods and services in 2023 ($3.1 million in 2022 and $2.0 million in 2021).

3.    FINANCIAL EXPENSES

	2023	2022	2021
Third parties:
Interest on long-term debt	$366.1	$235.3	$228.0
Amortization of financing costs	8.0	5.8	6.1
Interest on lease liabilities	16.2	5.3	5.4
Interest on net defined benefit liability	0.9	3.1	5.4
(Gain) loss on foreign currency translation of short-term monetary items	(0.6)	2.8	(1.1)
Other	4.3	0.5	(3.7)
	394.9	252.8	240.1
Affiliated corporations:
Interest expense	126.2	182.5	175.5
Dividend income	(127.5)	(184.4)	(177.4)
Interest on lease liabilities	1.3	1.5	1.7
Interest income	(63.9)	(7.8)	(7.8)
	(63.9)	(8.2)	(8.0)
	$331.0	$244.6	$232.1

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

4.    RESTRUCTURING, ACQUISITION COSTS AND OTHER

	2023	2022	2021
Restructuring	$4.9	$3.9	$12.3
Acquisition costs[1]	15.6	6.5	—
Impairment of assets	0.4	2.9	0.8
Other	(0.5)	(0.6)	(1.5)
	$20.4	$12.7	$11.6
1	Includes acquisition costs mainly related to the Freedom acquisition (note 7).

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

6.    INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.5% in 2023 (26.5% in 2022 and 2021) with income taxes in the consolidated statements of income:

	2023	2022	2021
Income taxes at domestic statutory tax rate	$274.3	$253.1	$231.5
(Reduction) increase resulting from:
Non-deductible charges, non-taxable income and differences between current and future tax rates	0.1	(0.5)	(5.7)
Tax consolidation transactions (note 25)	(33.8)	(48.9)	(47.0)
Other	(2.9)	(5.8)	1.5
Income taxes	$237.7	$197.9	$180.3

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated		Consolidated
	balance sheets		income statements
	2023	2022	2023	2022	2021
Loss carryforwards	$98.8	$—	$0.9	$—	$—
Decommissioning obligation	37.6	15.6	(0.3)	—	—
Defined benefit plans	4.8	3.4	(3.1)	—	(2.3)
Contract assets	(45.2)	(18.3)	13.8	(22.9)	(24.3)
Property, plant and equipment	(414.3)	(400.7)	8.3	(34.8)	(24.4)
Goodwill, intangible assets and other assets	(449.1)	(323.9)	19.2	(7.7)	7.4
Long-term debt and derivative financial instruments	(5.0)	(4.8)	0.7	3.9	(6.1)
Other	13.2	13.2	(14.9)	(4.0)	(5.5)
	$(759.2)	$(715.5)	$24.6	$(65.5)	$(55.2)

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

6.    INCOME TAXES (continued)

Changes in the net deferred income tax liability are as follows:

	Note	2023	2022
Balance at beginning of year		$(715.5)	$(762.7)
Recognized in income as continuing operations		(24.6)	65.5
Recognized in other comprehensive income		(1.2)	(14.3)
Business acquisitions	7	(17.9)	(4.0)
Balance at end of year		$(759.2)	$(715.5)

As of December 31, 2023, the Corporation had loss carryforwards for income tax purposes of $374.8 million available to reduce future taxable income, which will expire between 2029 and 2043. These losses have been recognized.

There are no income tax consequences attached to the payment of dividends or distributions by the Corporation to its shareholder.

7.   BUSINESS ACQUISITIONS

2023

On April 3, 2023, Videotron acquired all the issued shares of Freedom Mobile Inc. (“Freedom”) from Shaw Communications Inc. (“Shaw”) for a cash consideration of $2.07 billion, net of cash acquired of $103.2 million. As part of this transaction, Videotron assumed certain debts, mainly lease obligations. The consideration paid is still subject to certain post-closing adjustments. This acquisition immediately preceded the acquisition of Shaw by Rogers Communications Inc. (“Rogers”). All required regulatory approvals were obtained prior to both transactions. The acquisition of Freedom includes the Freedom Mobile brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets. It also includes a long-term undertaking by Shaw and Rogers to provide Videotron with transport services (including backhaul and backbone), roaming services and wholesale Internet services. Videotron has also made certain commercial commitments to the Minister of Innovation, Science and Industry. These transactions will support the expansion of the Corporation’s telecommunications services in Ontario and Western Canada.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

7.   BUSINESS ACQUISITIONS (continued)

The table below presents the fair value of the net assets acquired as of the acquisition date:

Assets
Accounts receivable	$257.3
Other current assets[1]	181.3
Property, plant and equipment[2]	709.1
Intangible assets[3]	1,177.7
Right-of-use of assets	226.2
Other assets	65.8
2,617.4
Liabilities
Accounts payable, accrued charges and provisions	(127.2)
Other current liabilities	(94.2)
Lease liabilities	(226.2)
Deferred income taxes	(17.9)
Other liabilities	(84.1)
(549.6)
Net assets acquired	$2,067.8

Cash consideration paid	$2,171.0
Cash acquired	(103.2)
$2,067.8
1	Includes mainly inventories and contract assets.
2	Includes mainly the wireless network (note 9).
3	Includes mainly spectrum licences, software, customer relationships, the Freedom brand and others (note 10).

The Freedom acquisition contributed revenues of $850.1 million and net income of $94.0 million from April 3, 2023 to December 31, 2023, excluding financial expenses incurred on the term credit facility entered into in April 2023 to finance the acquisition (note 15).

2022

In 2022, Quebecor Media transferred to Videotron all shares of VMedia Inc., an independent telecommunications service provider acquired in July 2022, in exchange for the issuance of 20,958 common shares with a value of $17.3 million (note 18) and a contingent balance payable. The cash acquired relating to this transaction amounted to $1.4 million. A contingent consideration of $1.8 million was paid in the third quarter of 2023.

2021

In 2021, the Corporation acquired businesses for a total cash consideration of $6.7 million.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

8.    ACCOUNTS RECEIVABLE

	2023	2022
Trade	$835.3	$551.6
Other	127.9	67.5
	$963.2	$619.1

9.    PROPERTY, PLANT AND EQUIPMENT

Changes in the net carrying amount of property, plant and equipment are as follows:

	Land,
	buildings and		Telecom-	Projects
	leasehold	Furniture and	munication	under
	improvements	equipment	networks	development	Total
Cost

Balance as of December 31, 2021	$233.8	$1,383.0	$6,841.2	$95.8	$8,553.8
Additions	3.1	66.8	257.1	42.7	369.7
Net change in additions financed with non-cash balances	—	(2.6)	(9.5)	14.7	2.6
Reclassification	(6.4)	6.8	82.0	(82.4)	—
Retirement, disposals and other	(2.0)	(137.4)	(60.3)	—	(199.7)
Balance as of December 31, 2022	228.5	1,316.6	7,110.5	70.8	8,726.4
Additions	1.4	56.9	205.0	126.0	389.3
Net change in additions financed with non-cash balances	—	0.2	22.1	(21.6)	0.7
Business acquisitions (note 7)	11.3	16.7	598.0	83.1	709.1
Reclassification	0.4	2.9	95.6	(98.9)	—
Retirement, disposals and other	(4.4)	(82.2)	(71.8)	—	(158.4)
Balance as of December 31, 2023	$237.2	$1,311.1	$7,959.4	$159.4	$9,667.1

	Land,
	buildings and		Telecom-	Projects
	leasehold	Furniture and	munication	under
	improvements	equipment	networks	development	Total
Accumulated depreciation and impairment losses

Balance as of December 31, 2021	$95.0	$1,150.2	$4,547.0	$—	$5,792.2
Depreciation	6.2	78.6	431.2	—	516.0
Retirement, disposals and other	(2.0)	(132.7)	(57.5)	—	(192.2)
Balance as of December 31, 2022	99.2	1,096.1	4,920.7	—	6,116.0
Depreciation	9.1	74.2	467.9	—	551.2
Retirement, disposals and other	(2.1)	(80.2)	(70.7)	—	(153.0)
Balance as of December 31, 2023	$106.2	$1,090.1	$5,317.9	$—	$6,514.2

Net carrying amount
As of December 31, 2022	$129.3	$220.5	$2,189.8	$70.8	$2,610.4
As of December 31, 2023	131.0	221.0	2,641.5	159.4	3,152.9

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

10.  INTANGIBLE ASSETS

Changes in the net carrying amount of intangible assets are as follows:

			Customer
			relationships,
			brand names,
			projects
			under
	Spectrum		development
	licences	Software	and other	Total
Cost

Balance as of December 31, 2021	$1,809.3	$1,339.1	$212.3	$3,360.7
Additions	—	48.0	27.1	75.1
Net change in additions financed with non-cash balances	—	5.5	(2.6)	2.9
Business acquisitions (note 7)	—	11.7	6.1	17.8
Reclassification	—	165.2	(165.2)	—
Retirement, disposals and other	—	(29.8)	(0.3)	(30.1)
Balance as of December 31, 2022	1,809.3	1,539.7	77.4	3,426.4
Additions[1]	9.9	93.1	53.6	156.6
Net change in additions financed with non-cash balances	—	(12.6)	8.9	(3.7)
Business acquisitions (note 7)	791.7	89.9	296.1	1,177.7
Reclassification	—	72.0	(72.0)	—
Retirement, disposals and other	—	(30.0)	—	(30.0)
Balance as of December 31, 2023	$2,610.9	$1,752.1	$364.0	$4,727.0

			Customer
			relationships,
			brand names,
			projects
			under
	Spectrum		development
	licences	Software	and other	Total
Accumulated amortization and impairment losses

Balance as of December 31, 2021	$247.7	$890.1	$10.9	$1,148.7
Amortization	—	139.4	3.0	142.4
Retirement, disposals and other	—	(27.1)	(0.3)	(27.4)
Balance as of December 31, 2022	247.7	1,002.4	13.6	1,263.7
Amortization	—	167.1	26.9	194.0
Retirement, disposals and other	—	(30.0)	—	(30.0)
Balance as of December 31, 2023	$247.7	$1,139.5	$40.5	$1,427.7

Net carrying amount
As of December 31, 2022	$1,561.6	$537.3	$63.8	$2,162.7
As of December 31, 2023	2,363.2	612.6	323.5	3,299.3
1	In 2023, Videotron acquired spectrum licences in the 600 MHz band in Manitoba and in the 3500 MHz band in Québec.

The net carrying value of intangible assets with an indefinite useful life, mainly spectrum licences and brand names, was $2,462.0 million as of December 31, 2023 ($1,567.6 million as of December 31, 2022).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

11.  RIGHT-OF-USE ASSETS

Changes in the net carrying amount of right-of-use assets which mainly relate to leases of premises and vehicles, are as follows:

	Note	2023	2022
Cost
Balance at beginning of year		$381.5	$352.8
Additions financed with lease obligations		56.9	45.3
Business acquisitions	7	226.2	—
Retirement and other		(16.9)	(16.6)
Balance at end of year		647.7	381.5

Accumulated depreciation
Balance at beginning of year		253.4	229.9
Depreciation		98.8	41.2
Retirement and other		(17.5)	(17.7)
Balance at end of year		334.7	253.4

Net carrying amount		$313.0	$128.1

The Corporation does not recognize right-of-use assets and lease liabilities for short-term leases and leases of low value assets.

The net carrying amount includes right-of-use assets with affiliated corporations of $12.4 million as of December 31, 2023 ($15.5 million as of December 31, 2022). The depreciation expense on leases with affiliated corporations was $4.2 million in 2023 ($4.3 million in 2022).

12.  GOODWILL

Changes in the net carrying amount of goodwill are as follows:

	Note	2023	2022
Cost
Balance at beginning of year		$618.6	$611.1
Business acquisitions	7	—	7.5
Balance at end of year		618.6	618.6

Accumulated impairment losses
Balance at beginning and at end of year		68.5	68.5
Net carrying amount		$550.1	$550.1

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

12.  GOODWILL (continued)

Recoverable amount (continued)

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

	2023		2022
	Pre-tax discount	Perpetual	Pre-tax discount	Perpetual
CGU group	rate (WACC)	growth rate	rate (WACC)	growth rate
Telecommunications[1]	10.8%	2.0%	10.5%	2.0%
1	The recoverable amounts were based on value in use, using the discounted cash flow method.

No reasonable changes in the discount rate or in the perpetual growth rate used in the most recent test performed would have caused the carrying value to exceed the recoverable amount of the Telecommunications CGU.

13.  OTHER ASSETS

	2023	2022
Equipment installments receivable	$648.0	$431.3
Contract costs[1]	231.7	175.4
Contract assets[2]	171.9	69.1
Other	25.0	20.1
	1,076.6	695.9
Less current portion of equipment installments receivable (included in “Accounts receivable”)	(475.9)	(321.9)
Less current portion of contract costs (included in “Other current assets”)	(126.8)	(75.9)
Less current portion of contract assets	(125.4)	(50.2)
	$348.5	$247.9
1	Amortization amounted to $128.9 million in 2023 ($81.4 million in 2022 and $73.3 million in 2021).
2	Impairment loss on contract assets resulting from mobile contracts being cancelled prior to their initial term amounted to $2.8 million in 2023 ($9.9 million in 2022 and $17.1 million in 2021), net of the early termination penalty charged to the customer. In current and comparative periods, there were no significant cumulative catch-up adjustments to revenue that affected the corresponding contract asset, including adjustments arising from a change in an estimate of the transaction price or a contract modification. There were also no significant changes in the time frame for a performance obligation to be satisfied.

14.  ACCOUNTS PAYABLE, ACCRUED CHARGES AND PROVISIONS

	2023	2022
Trade and accruals	$731.3	$502.6
Salaries and employee benefits	127.8	72.1
Interest payable	52.2	42.9
Provisions and other	9.6	11.9
	$920.9	$629.5

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

15.  LONG-TERM DEBT

	Effective interest rate as of
	December 31, 2023	2023	2022
Bank credit facilities (i)	6.89%	$2,419.0	$77.5
Senior Notes (ii)		5,226.3	5,279.1
Total long-term debt		7,645.3	5,356.6

Change in fair value related to hedged interest rate risk		(2.2)	(5.6)
Financing costs, net of amortization		(33.2)	(32.7)
		(35.4)	(38.3)
		7,609.9	5,318.3
Less current portion		(1,480.6)	—
		$6,129.3	$5,318.3

As of December 31, 2023, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $4,484.5 million ($2,298.5 million as of December 31, 2022) while the net fair value of related hedging derivative instruments was in an asset position of $106.9 million ($196.1 million as of December 31, 2022).

(i)	The bank credit facilities provide for a $2,000.0 million ($1,500.0 million as of December 31, 2022) secured revolving credit facility that matures in July 2026 and a $2,100.0 million secured term credit facility entered into in April 2023, consisting of three tranches of equal size maturing in October 2024, April 2026 and April 2027. The credit facilities bear interest at Bankers’ acceptance rate, Secured Overnight Financing Rate (“SOFR”), Canadian prime rate or U.S. prime rate, plus a premium determined by the Corporation’s leverage ratio. The bank credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of the Corporation and most of its wholly owned subsidiaries. As of December 31, 2023, the bank credit facilities were secured by assets with a carrying value of $10,461.6 million ($8,729.9 million in 2022). The bank credit facilities contain covenants such as maintaining certain financial ratios, as well as limitations on the Corporation’s ability to incur additional indebtedness, pay dividends, or make other distributions. As of December 31, 2023, $361.0 million was drawn on the secured revolving credit facility ($77.5 million as of December 31, 2022) and $2,058.0 million was outstanding on the secured term credit facility.

In 2023, Videotron contracted new unsecured on-demand credit facilities under which letters of credit of $290.9 million, as of December 31, 2023, were issued and submitted to ISED Canada for the investment in blocks of spectrum in the 3800 MHz band announced on November 30, 2023 (note 27).

(ii)	The Senior Notes are unsecured and contain certain restrictions on the Corporation, including limitations on its ability to incur additional indebtedness, pay dividends, or make other distributions. Some Notes are redeemable at the option of the issuer, in whole or in part, at a price based on a make-whole formula during the first three or five years of the term of the Notes and at a decreasing premium thereafter, while the remaining Notes are redeemable at a price based on a make-whole formula at any time prior to maturity. The Senior Notes are guaranteed by specific subsidiaries of the Corporation. The following table summarizes the terms of the outstanding Senior Notes as of December 31, 2023:

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

15.  LONG-TERM DEBT (continued)

		Annual nominal		Interest payable
Principal amount		interest rate	Maturity date	every 6 months on
US $	600.0	5.375%	June 15, 2024	June and December 15
	$400.0	5.625%	June 15, 2025	April and October 15
	$375.0	5.750%	January 15, 2026	March and September 15
US $	600.0	5.125%	April 15, 2027	April and October 15
	$800.0	4.500%	January 15, 2030	April and October 15
	$650.0[1]	3.125%	January 15, 2031	January and July 15
	$750.0[2]	3.625%	June 15, 2028	June and December 15
US $	500.0[3]	3.625%	June 15, 2029	June and December 15
1	The Notes were issued in January 2021 for net proceeds of $644.0 million, net of financing costs of $6.0 million.
2	The Notes were issued in June 2021 for net proceeds of $743.2 million, net of financing costs of $6.8 million.
3	The Notes were issued in June 2021 for net proceeds of $599.6 million, net of financing costs of $5.8 million.

On December 31, 2023, the Corporation was in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2024	$1,480.6
2025	400.0
2026	1,422.0
2027	1,480.6
2028	750.0
2029 and thereafter	2,112.1

Changes in long-term debt are as follows:

	2023	2022
Balance at beginning of year	$5,318.3	$5,380.1
Net change under revolving facility, net of financing costs	285.0	(209.6)
Issuance of long-term debt, net of financing costs	2,092.5	—
Foreign currency translation	(97.3)	155.9
Amortization of financing costs	8.0	5.8
Change in fair value related to hedged interest rate risk	3.4	(13.9)
Balance at end of year	$7,609.9	$5,318.3

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

16.  LEASE LIABILITIES

Changes in lease liabilities are as follows:

	Note	2023	2022
Balance at beginning of year		$158.3	$153.8
Lease obligations financing right-of-use assets		56.9	45.3
Business acquisitions	7	226.2	—
Repayments		(94.8)	(42.1)
Other		(0.5)	1.3
		346.1	158.3
Less current portion		(99.3)	(37.3)
		$246.8	$121.0

Lease liabilities with affiliated corporations amounted to $20.1 million as of December 31, 2023 ($25.4 million in 2022).

Interest rates on lease liabilities ranged from 1.9% to 8.5% as of December 31, 2023 and 2022.

Repayments of lease liabilities over the coming years are as follows:

2024	$99.3
2025	80.3
2026	62.3
2027	44.4
2028	27.5
2029 and thereafter	32.3

17.  OTHER LIABILITIES

	Note	2023	2022
Decommissioning obligation		$143.5	$59.0
Defined benefit plans	26	19.0	20.6
Other		45.1	44.7
		$207.6	$124.3

18.  CAPITAL STOCK

(a)	Authorized capital stock

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

18.  CAPITAL STOCK (continued)

(b)	Issued and outstanding capital stock

	Common shares
	Number	Amount
Balance as of December 31, 2021	10,718,327	$295.6
Issuance of common shares	20,958	17.3
Balance as of December 31, 2022 and 2023	10,739,285	$312.9

In 2022, the Corporation issued 20,958 common shares with a value of $17.3 million as part of VMedia Inc. transfer from Quebecor Media (note 7).

19.  STOCK-BASED COMPENSATION PLANS

(a)	Ultimate parent corporation stock option plan

Under a stock option plan established by the ultimate parent corporation, 26,000,000 Quebecor Inc. Class B Subordinate Voting Shares (“Quebecor Class B Shares”) have been set aside for directors, officers, senior employees, and other key employees of the ultimate parent corporation and those of the Corporation. The exercise price of each option is equal to the weighted average trading price of the Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the granting of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. As per the provisions of the plan, options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. The Board of Directors of the ultimate parent corporation may, at its discretion, affix different vesting periods at the time of each grant. Thus, since 2018, when granting options, the Board of Directors of Quebecor has determined that the options would vest equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. In addition, since 2023, options with predetermined performance criteria have been granted and these options would vest equally over three years, if the performance criteria are met. Holders of options under the stock option plan have the choice, when they exercise their options, of acquiring the Quebecor Class B Shares at the corresponding option exercise price or receiving a cash payment equivalent to the difference between the market value of the underlying shares and the exercise price of the option. Holders of options have committed to obtain the consent of the ultimate parent corporation before exercising their right to subscribe the shares for which they exercise their options.

The following table gives details on changes to outstanding options for the years ended December 31, 2023 and 2022:

	2023		2022
		Weighted		Weighted
		average		average
	Options	exercise price	Options	exercise price
Balance at beginning of year	1,048,934	$29.06	543,934	$30.58
Granted	1,845,000	32.71	650,000	27.85
Transferred	—	—	30,000	32.66
Exercised	(8,733)	29.42	(16,666)	26.52
Cancelled	(143,641)	30.58	(158,334)	30.27
Balance at end of year	2,741,560	$31.43	1,048,934	$29.06

Vested options at end of year	245,793	$29.61	125,397	$28.48

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

As of December 31, 2023, exercise prices of all outstanding options were from $26.52 to $34.28 and the average years to maturity was 8.7.

19.  STOCK-BASED COMPENSATION PLANS (continued)

(b)	Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plan was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the ultimate parent corporation stock option plan:

	December 31,		December 31,
	2023		2022
Risk-free interest rate	3.38%		3.60%
Distribution yield	3.81%		3.97%
Expected volatility	22.73%		22.07%
Expected remaining life	4.0	years	4.4	years

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

(c)	Liability for vested options

As of December 31, 2023, the liability for all vested options was $0.6 million as calculated using the intrinsic value ($0.3 million as of December 31, 2022).

(d)	Consolidated stock-based compensation charge

For the year ended December 31, 2023, a $2.9 million charge was recorded related to all stock-based compensation plans (a $0.9 million charge in 2022 and a $1.8 million reversal of the charge in 2021).

20.  ACCUMULATED OTHER COMPREHENSIVE LOSS ATTRIBUTABLE TO SHAREHOLDER

		Defined
	Cash flow hedges[1]	benefit plans	Total

Balance as of December 31, 2020	$20.8	$(126.5)	$(105.7)
Other comprehensive income	5.6	79.3	84.9
Balance as of December 31, 2021	26.4	(47.2)	(20.8)
Other comprehensive (loss) income	(52.7)	56.8	4.1
Balance as of December 31, 2022	(26.3)	9.6	(16.7)
Other comprehensive income	5.6	4.7	10.3
Balance as of December 31, 2023	$(20.7)	$14.3	$(6.4)
1	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 5 1/2-year period.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

21.  COMMITMENTS

The Corporation has entered into long-term commitments to purchase services, tangible and intangible assets, and to pay licences and royalties. The minimum payments for the coming years are as follows:

2024	$769.9
2025 to 2028	1,404.8
2029 and thereafter	27.1

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, restricted cash, trade receivables, contract assets, promissory note to the parent corporation, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

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

(a)	Description of derivative financial instruments
(i)	Foreign exchange forward contracts

	CAN dollar
	average
	exchange rate
	per one U.S.	Notional	Notional
Maturity	dollar	amount sold	amount bought
Less than 1 year	1.3430	$96.0	US$	71.5

(ii)	Interest rate swaps

Maturity	Notional amount	Pay/receive	Fixed rate	Floating rate
2027	$700.0	Pay fixed/ receive floating	3.503%	1‑month Bankers’ acceptance

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

24.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)	Description of derivative financial instruments (continued)
(iii)	Cross-currency swaps

Hedged item	Hedging instrument
					CAN dollar
				Annual interest	exchange rate on
				rate on notional	interest and
	Period	Notional		amount in	capital payments
	covered	amount		CAN dollars	per one U.S. dollar
Secured term credit facility	1 month period	US$	1,554.0	1-month Bankers’ acceptance + 0.98%	1.3514
Secured revolving credit facility	1 month period	US$	134.0	1-month Bankers’ acceptance + 1.07%	1.3435
5.375% Senior Notes due 2024	2014 to 2024	US$	158.6	3-months Bankers’ acceptance + 2.67%	1.1034
5.375% Senior Notes due 2024	2017 to 2024	US$	441.4	5.62%	1.1039
5.125% Senior Notes due 2027	2017 to 2027	US$	600.0	4.82%	1.3407
3.625% Senior Notes due 2029	2021 to 2029	US$	500.0	4.04%	1.2109

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

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy, which reflects the significance of the inputs used in measuring its financial instruments:

●Level 1:quoted prices (unadjusted) in active markets for identical assets or liabilities;
●Level 2:inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
●Level 3:inputs that are not based on observable market data (unobservable inputs).

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

24.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2023 and 2022 are as follows:

	2023		2022
	Carrying	Fair	Carrying	Fair
Asset (liability)	value	value	value	value
Long-term debt[1]	$(7,645.3)	$(7,368.1)	$(5,356.6)	$(4,800.7)
Derivative financial instruments[2]
Foreign exchange forward contracts	(1.5)	(1.5)	3.4	3.4
Interest rate swaps	5.4	5.4	—	—
Cross-currency swaps	106.9	106.9	196.1	196.1
1	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
2	The net fair value of derivative financial instruments designated as cash flow hedges is an asset position of $78.0 million as of December 31, 2023 ($165.5 million in 2022) and the net fair value of derivative financial instruments designated as fair value hedges is an asset position of $32.8 million as of December 31, 2023 ($34.0 million in 2022).

In 2022, the fair value of investments in preferred shares in a subsidiary of the parent corporation and loans from the parent corporation was equivalent to their initial issuance values (note 25) since these financial instruments have only been issued as part of transactions carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

(c)	Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises principally from amounts receivable from customers, including contract assets.

The gross carrying amounts of financial assets represent the maximum credit exposure. As of December 31, 2023, the gross carrying amount of trade receivables and contract assets, including their long-term portions, was $1,237.9 million ($742.3 million as of December 31, 2022).

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

As of December 31, 2023, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2023, the provision for expected credit losses represented 4.7% of the gross amount of trade receivables and contract assets (1.6% as of December 31, 2022), while 3.5% of trade receivables were 90 days past their billing date (2.8% as of December 31, 2022).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

24.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(c)	Credit risk management (continued)

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2023 and 2022:

	Note	2023	2022
Balance at beginning of year		$12.1	$14.4
Changes in expected credit losses charged to income		35.6	16.3
Business acquisitions	7	36.3	—
Write-off		(25.4)	(18.6)
Balance at end of year		$58.6	$12.1

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

Liquidity risk is the risk that the Corporation will not be able to meet its contractual obligations as they fall due and the risk that its financial obligations will have to be met at excessive cost. Among other things, the Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 3.5 years as of December 31, 2023 (5.0 years as of December 31, 2022).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for acquisition of property, plant and equipment and of intangible assets (including spectrum licences), working capital, interest payments, income tax payments, repayments of debt and lease liabilities, pension plan contributions, share repurchases, and dividend payments or distributions to the shareholder. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

24.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(d)	Liquidity risk management (continued)

As of December 31, 2023, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and on lease liabilities and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. These obligations and their maturities are as follows:

		Less than			5 years
	Total	1 year	1-3 years	3-5 years	or more
Accounts payable and accrued charges	$913.4	$913.4	$—	$—	$—
Amounts payable to affiliated corporations	91.0	91.0	—	—	—
Long-term debt[1]	7,645.3	1,480.6	1,822.0	2,230.6	2,112.1
Interest payments on long-term debt[2]	1,171.3	308.7	517.2	237.3	108.1
Lease liabilities	346.1	99.3	142.6	71.9	32.3
Interest payments on lease liabilities	59.8	17.7	25.3	11.8	5.0
Derivative financial instruments[3]	(134.6)	(87.7)	—	9.8	(56.7)
Total	$10,092.3	$2,823.0	$2,507.1	$2,561.4	$2,200.8
1	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
2	Estimate of interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2023.
3	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt.
(e)	Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues, expenses and capital expenditures, other than interest expense on U.S. - dollar - denominated debt, purchases of set - top boxes, gateways, modems, mobile devices, the payment of royalties to certain business partners or service providers and certain costs related to the development and maintenance of its mobile networks, are received or paid in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S. - dollar - denominated debt obligations outstanding as of December 31, 2023, and to hedge its exposure on certain purchases. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

24.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)Market risk (continued)

Foreign currency risk (continued)

The estimated sensitivity on income and on other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of CAN dollars per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2023 is as follows:

		Other
		comprehensive
Increase (decrease)	Income	income
Increase of $0.10	$0.2	$6.7
Decrease of $0.10	(0.2)	(6.7)

A variance of $0.10 in the 2023 average exchange rate of CAN dollars per one U.S. dollar would have resulted in a variance of $5.9 million on the value of unhedged purchases of goods and services and $5.8 million on the value of unhedged acquisitions of tangible and intangible assets in 2023.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Bankers’ acceptance rate, (ii) SOFR, (iii) Canadian prime rate, and (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency swap agreements in order to manage cash flow risk exposure. As of December 31, 2023, after taking into account the hedging instruments, long-term debt was comprised of 67.9% fixed-rate debt (95.1% in 2022) and 32.1% floating-rate debt (4.9% in 2022).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian Bankers’ acceptance rate as of December 31, 2023 was $24.0 million.

A variance of 100 basis - points in the discount rate used to calculate the fair value of financial instruments, as of December 31, 2023, would have an immaterial impact on other comprehensive income and no impact on income.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, lease liabilities, derivative financial instruments, cash and cash equivalents and promissory note to the parent corporation. The capital structure as of December 31, 2023 and 2022 is as follows:

	2023	2022
Bank indebtedness	$—	$0.4
Long-term debt	7,609.9	5,318.3
Lease liabilities	346.1	158.3
Derivative financial instruments	(110.8)	(199.5)
Cash and cash equivalents	(8.0)	(1.8)
Promissory note to the parent corporation	(996.0)	(160.0)
Net liabilities	6,841.2	5,115.7
Equity	$155.9	$(230.8)

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

25.  RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel comprises members of the Board of Directors and key senior managers of the Corporation and its main subsidiaries. Their compensation is as follows:

	2023	2022	2021
Salaries and short-term benefits	$2.0	$2.7	$3.2
Share-based compensation	1.5	0.5	(1.3)
Termination and other long-term benefits	0.1	0.6	0.9
	$3.6	$3.8	$2.8

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

25.  RELATED PARTY TRANSACTIONS (continued)

Operating transactions

During the years ended December 31, 2023, 2022 and 2021, the Corporation incurred expenses with affiliated corporations, which are included in purchase of goods and services, and acquired property, plant and equipment and intangible assets from affiliated corporations. The Corporation also made sales to affiliated corporations. These transactions were accounted for at the consideration agreed between parties.

	2023	2022	2021
Ultimate parent and parent corporation
Revenues	$0.4	$0.4	$0.4
Purchase of goods and services	2.6	10.2	10.2
Operating expenses recovered	(1.8)	(2.0)	(2.3)

Corporations under common control
Revenues	4.1	4.7	5.3
Purchase of goods and services	147.5	112.3	109.7
Operating expenses recovered	0.2	(0.7)	0.4

Other affiliated corporations
Purchase of goods and services	30.5	21.9	10.6
Acquisition of property, plant and equipment and intangible assets	11.0	8.6	4.6

Management arrangements

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $33.4 million in 2023 ($27.2 million in 2022 and $40.5 million in 2021). In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. These transactions were accounted for at the consideration agreed between the parties.

Accounts receivable from affiliated corporations

	2023	2022
Ultimate parent and parent corporation
Accounts receivable	$3.5	$2.4
Dividends receivable	—	5.0
Interest receivable	14.5	2.6

Corporations under common control
Accounts receivable	7.1	3.6
	$25.1	$13.6

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

25.  RELATED PARTY TRANSACTIONS (continued)

Accounts payable to affiliated corporations

	2023	2022
Ultimate parent and parent corporation
Accounts payable	$36.8	$55.4
Interest payable	—	5.0

Corporations under common control
Accounts payable	54.2	35.1
	$91.0	$95.5

Promissory notes receivable

The Corporation has a $160.0 million and a $836.0 million promissory note receivable from Quebecor Media bearing interest at 4.90% and 7.00%, respectively. These promissory notes are repayable on demand.

Tax consolidation transactions

	2023	2022
Investment in an affiliated corporation[1]	$—	$1,595.0
Subordinated loan from the parent corporation[2]	—	(1,595.0)
1	Investment in 1,595,000 preferred shares, Series C, of 9346-9963 Quebec Inc., a subsidiary of Quebecor Media Inc., carrying the right to receive an annual dividend of 9.6%, payable semi-annually.
2	Subordinated loan of $1,595.0 million from Quebecor Media Inc., bearing interest at a rate of 9.5%, payable semi-annually.

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

On November 1, 2023, 9346-9963 Quebec Inc. redeemed 1,595,000 preferred shares, Series C for a total cash consideration of $1,595.0 million. On the same day, the Corporation used the total proceeds of $1,595.0 million to repay its subordinated loan contracted from Quebecor Media Inc.

All these transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

26.  PENSION PLANS AND POSTRETIREMENT BENEFITS

The Corporation maintains various defined benefit and defined contribution plans. The Corporation also provides postretirement benefits to eligible retired employees. The Corporation’s pension plans are registered with a provincial or federal regulatory authority.

The Corporation’s funding policy for its funded pension plans is to maintain its contribution at a level sufficient to cover benefits and to meet the requirements of the applicable regulations and plan provisions that govern the funding of the plans. These provisions establish, among others, the future amortization payments when the funding ratio of the pension plans is insufficient as defined by the relevant provincial and federal laws. Payments are determined by an actuarial report performed by an independent company at least every three years or annually, according to the applicable laws and in accordance with plan provisions.

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

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

26.  PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2023 and 2022:

	Pension benefits		Postretirement benefits
	2023	2022	2023	2022
Change in benefit obligations
Benefit obligations at the beginning of the year	$454.6	$659.0	$17.0	$38.9
Service costs	10.2	22.7	0.4	0.9
Interest costs	23.5	17.4	0.9	1.0
Plan participants’ contributions	5.0	4.7	—	—
Actuarial loss (gain) arising from:
Financial assumptions	38.4	(215.2)	1.5	(12.6)
Demographic assumptions	—	—	—	(2.4)
Participant experience	3.1	3.5	—	(6.2)
Benefits and settlements paid	(15.7)	(37.5)	(0.8)	(0.7)
Plan amendments and other	—	—	—	(1.9)
Benefit obligations at the end of the year	$519.1	$454.6	$19.0	$17.0

	Pension benefits		Postretirement benefits
	2023	2022	2023	2022
Change in plan assets
Fair value of plan assets at the beginning of the year	$527.6	$607.7	$—	$—
Actual return on plan assets	54.1	(69.3)	—	—
Employer contributions	1.7	22.7	0.8	0.7
Plan participants’ contributions	5.0	4.7	—	—
Benefits and settlements paid	(15.7)	(37.5)	(0.8)	(0.7)
Administrative fees	(0.7)	(0.7)	—	—
Fair value of plan assets at the end of the year	$572.0	$527.6	$—	$—

As of December 31, 2023, the weighted average duration of defined benefit obligations was 16.1 years (16.0 years in 2022). The Corporation expects future benefit payments of $24.8 million in 2024.

The investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of asset classes is used to optimize the risk-return profile of plan assets and to mitigate asset-liability mismatch.

Plan assets are comprised of:

	2023	2022
Equity securities:
Canadian	19.1%	18.3%
Foreign	26.8	26.2
Debt securities	37.0	36.4
Other	17.1	19.1
	100.0%	100.0%

The fair value of securities is based on quoted prices in an active market, while the fair value of other investments is not based on quoted prices in an active market.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

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

The reconciliation of funded status to the net amount recognized on the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2023	2022	2023	2022
Benefit obligations	$(519.1)	$(454.6)	$(19.0)	$(17.0)
Fair value of plan assets	572.0	527.6	—	—
Plan surplus (deficit)	52.9	73.0	(19.0)	(17.0)
Asset limit and minimum funding adjustment	(52.1)	(70.7)	—	—
Net amount recognized[1]	$0.8	$2.3	$(19.0)	$(17.0)
1	The net liability recognized for 2023 is $18.2 million ($14.7 million in 2022), of which an amount of $19.0 million ($20.6 million in 2022) is included in “Other liabilities” and $0.8 million ($5.9 million in 2022) is included in “Other assets”.

Components of re-measurements are as follows:

	Pension benefits			Postretirement benefits
	2023	2022	2021	2023	2022	2021
Actuarial (loss) gain on benefit obligations	$(41.5)	$211.7	$60.0	$(1.5)	$21.2	$5.5
Actual return on plan assets, less interest income anticipated in the interest on the net defined benefit liability calculation	27.1	(84.9)	42.4	—	—	—
Asset limit and minimum funding adjustment	22.3	(70.7)	—	—	—	—
Re-measurement gain (loss) recorded in other comprehensive income	$7.9	$56.1	$102.4	$(1.5)	$21.2	$5.5

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2023	2022	2021	2023	2022	2021
Employee costs:
Service costs	$10.2	$22.7	$27.0	$0.4	$0.9	$1.7
Plan amendments, administrative fees and other	0.7	0.6	0.5	—	(2.0)	(3.8)
Interest on net defined benefit liability	0.1	2.0	4.2	0.9	1.1	1.2
Net benefit costs (gain)	$11.0	$25.3	$31.7	$1.3	$—	$(0.9)

The expense related to defined contribution pension plans amounted to $16.3 million in 2023 ($16.3 million in 2022 and $17.6 million in 2021).

The expected employer contributions to the Corporation’s defined benefit pension plans and postretirement benefit plans will be $0.5 million in 2024, based on the most recent financial actuarial reports filed (contributions of $2.5 million were paid in 2023).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2023, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

26.  PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Assumptions

The Corporation determines its assumption for the discount rate to be used for the purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yields and matched-funding yield curve analysis as of the measurement date.

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2023, 2022 and 2021 and current periodic benefit costs are as follows:

	Pension and postretirement benefits
	2023	2022	2021
Benefit obligations
Rates as of year-end:
Discount rate	4.60%	5.10%	3.00%
Rate of compensation increase	3.00	3.00	3.00

Current periodic costs
Rates as of preceding year-end:
Discount rate	5.10%	3.00%	2.50%
Rate of compensation increase	3.00	3.00	3.00

The assumed average retirement age of participants used was 62 years in 2023, 2022 and 2021.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 5.90% at the end of 2023. These costs, as per the estimate, are expected to decrease gradually over the next 15 years to 4.20% and to remain at that level thereafter.

Sensitivity analysis

An increase of 10 basis points in the discount rate would have decreased the pension benefit obligation by $7.6 million and the postretirement benefit obligation by $0.3 million as of December 31, 2023. There are limitations to this sensitivity analysis since it only considers the impacts of an increase of 10 basis points in the discount rate assumption without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on the consolidated financial statements.

27.  SUBSEQUENT EVENT

Videotron announced a $298.9 million investment to acquire 305 blocks of spectrum in the 3800 MHz band across the country following the conclusion of the latest spectrum auction that ended on November 30, 2023. Approximately 61% of the 305 blocks of wireless spectrum are located outside Québec, mainly in southern Ontario, Alberta and British Columbia. Videotron made an initial deposit of $59.8 million on January 17, 2024 and the balance of $239.1 million will be paid in May 2024.