Form 20-F
period 2024-12-31
VIDEOTRON LTEE
filed 2025-03-26
CIK 890746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Item 17    ☐    Item 18    ☐

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

All references in this annual report to Videotron’s “Senior Notes” are to, collectively, its issued and outstanding 5⅝% Senior Notes due June 15, 2025, its 5⅛% Senior Notes due April 15, 2027, its 3⅝% Senior Notes due June 15, 2028, its 3⅝% Senior Notes due June 15, 2029, its 4.650 % Series 1 Senior Notes due July 15, 2029, its 4½% Senior Notes due January 15, 2030, its 3⅛% Senior Notes due January 15, 2031, its 5.000% Series 2 Notes due July 15, 2034 and its 5.700% Senior Notes due January 15, 2035.

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

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Videotron’s audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

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

Videotron provides a definition of Adjusted EBITDA, adjusted cash flows from operations, free cash flows from operating activities, consolidated net debt leverage ratio, revenue-generating unit (“RGU”) and average monthly mobile revenue per unit (“mobile ARPU”) under “Item 5. Operating and Financial Review and Prospects – Non-IFRS Financial Measures” and “Item 5. Operating and Financial Review and Prospects – Key Performance Indicators”, including a reconciliation of Adjusted EBITDA, adjusted cash flows from operations, free cash flows from operating activities and consolidated net debt leverage ratio to the most directly comparable IFRS financial measures.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2024.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to Videotron’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which Videotron operates as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about Videotron’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although Videotron believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: Videotron’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. Videotron can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual outcomes and results to differ materially from those expressed, implied or projected in these forward-looking statements include, but are not limited to:

●	Videotron’s ability to continue successfully developing its network and the facilities that support its mobile services;
●	general economic climate, financial and market conditions, global business challenges, such as tariffs and trade barriers, as well as market conditions and variations in its businesses;
●	Videotron’s ability to implement its business and growth strategies successfully;
●	the intensity of competitive activity in the industries in which Videotron operates and its ability to penetrate new markets and successfully develop its business, including in growth sectors and new geographies;
●	new technologies that might change consumer behavior towards Videotron’s product suites;
●	unanticipated higher capital spending required for developing Videotron’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Videotron’s businesses;
●	risks relating to the ongoing integration of Freedom Mobile Inc. (“Freedom”), acquired in 2023, which could result in additional and unforeseen expenses, capital expenditures and financial risks, such as the incurrence of unexpected write-offs, unanticipated or unknown liabilities, or unforeseen litigation. In addition, the anticipated benefits of the Freedom acquisition may not be fully realized or could take longer to realize than expected;
●	the impacts of the significant and recurring investments that will be required, notably in connection with the potential presumed end of the obligation of national incumbent wireless carriers to provide mobile virtual network operators (“MVNO”) access services to the Corporation, for development and expansion and to compete effectively with the incumbent wireless carriers and other current or potential competitors in the target markets;
●	disruptions to the network through which Videotron provides its television, Internet access, mobile and wireline telephony and subscription-based video-on-demand (“VOD”) services, and its ability to protect such services from piracy, unauthorized access or other security breaches;
●	labour disputes and strikes, service interruptions resulting from equipment breakdown, network failure, the threat of natural disasters, epidemics, public-health crises and political instability in some countries;
●	impacts related to environmental issues, cybersecurity and the protection of personal information;
●	changes in Videotron’s ability to obtain services and equipment critical to its operations;

●	changes in laws and regulations, or in their interpretations, which could result, among other things, in increased competition, changes in Videotron’s markets, increased operating expenses, capital expenditures or tax expenses, or a loss or reduction in the value of Videotron’s licenses or assets; and
●	Videotron’s substantial indebtedness, interest rate and exchange rate fluctuations, the tightening of credit markets and the restrictions on its business imposed by the terms of its debt.

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

In the Corporation’s mobile telephony business, the Corporation’s main competitors are the three national incumbent wireless carriers. Depending on the province or region, the services these competitors offer using their own infrastructure include a full range of telecommunications services or are limited to mobile telephony services. In addition, users of mobile voice and data systems may find their communication needs satisfied by other current adjunct technologies, such as Wi-Fi, “hotspots” or trunk radio systems, which have the technical capability to handle mobile data communication and mobile telephone calls. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those the Corporation provides or may in the future provide, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements or introduce competing services. For instance, some providers of mobile telephony services (including the national incumbent wireless carriers) have deployed and have been operating, for many years, lower-cost mobile telephony brands to acquire additional market share. In addition, the increasing adoption of embedded SIM (eSIM) makes it easier for customers to switch service providers and could potentially result in increased customer churn. Furthermore, the CRTC’s decision ordering the national incumbent wireless carriers to provide MVNO access services to regional wireless carriers for a period of seven years stands to have a significant impact on the Corporation’s competitive environment, as the Corporation could see the emergence of new MVNO competitors. The Corporation may not be able to compete successfully in the future against existing and new competitors; increased competition could have a material adverse effect on its business, prospects, revenues, financial condition, and results of operations.

In the Internet access business, the Corporation competes against other Internet service providers (“ISPs”) offering residential and commercial Internet access services. The main competitors are Incumbent Local Exchange Carriers (“ILECs”) that offer Internet access through digital subscriber line (“DSL”), fiber to the node and fiber to the home technologies, in certain territories offering download speeds comparable, or superior to the Corporation’s. In addition, satellite operators such as Xplore, Telesat and Starlink are increasing their existing high-speed Internet access capabilities with the launch of high-throughput satellites, targeting households in low population density and remote locations and claiming future download speeds comparable to the Corporation’s low and medium download speeds. Furthermore, some of the Corporation’s competitors are starting to offer fixed wireless access (“FWA”) in Québec, which is a new form of competition for the Corporation. The development of FWA technologies and offerings may lead to greater competition in the Corporation’s markets. Finally, certain municipalities also plan to build and operate their own broadband networks. They plan to do so through public/private partnership arrangements, competing directly with the Corporation in some of its local markets.

The Corporation also faces competition from several resellers who have access to the wholesale third party Internet access (“TPIA”) service mandated by the CRTC. These TPIA providers may also provide telephony and Internet protocol television (“IPTV”) services. In recent years, ILECs and broadcasting distribution undertakings (“BDUs”) have purchased major TPIA providers, leading to players with increased resources and stronger competition. The TPIA framework has also enabled some incumbent wireless carriers, whose historical service offerings were limited to wireless in these regions, to expand their service portfolio and offer bundled services in these regions. See also the risk factor “The Corporation is required to provide TPIA providers with access to its networks, which may result in increased competition.”

In the Corporation’s television business, the Corporation competes against ILECs, BDUs and TPIA providers. Its primary ILEC and TPIA provider competitors have rolled out their own IPTV service in the vast majority of the territory in which the Corporation operates. The Corporation also competes with direct broadcast satellite (“DBS”) providers.

Furthermore, the rapidly growing landscape of over-the-top (“OTT”) content providers, many of which having substantial financial resources, now compete directly for viewership and a share of the monthly entertainment spend. In addition, the OTT content providers’ attractive price points and ever-growing variety of content make the Corporation’s traditional offer less appealing for its customers and may affect its ability to retain and acquire customers. Consequently, this could place the Corporation at a competitive disadvantage, lead to increased operational costs and have an adverse effect on its business, prospects, revenues, financial condition and results of operations.

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

Achieving the expected benefits of the acquisition of all the issued shares of Freedom (the “Freedom Acquisition”) from Shaw Communications Inc. (“Shaw”) depends on the Corporation’s ability to consolidate and integrate Freedom’s businesses, operations, and workforce in a manner that facilitates growth opportunities and enables the realization of the projected cost savings and revenue growth without adversely affecting the Corporation’s current operations. The ongoing integration of Freedom could result in additional and unforeseen expenses, capital investments and financial risks, such as the incurrence of unexpected write-offs, and unanticipated or unknown liabilities or risks relating to Freedom. All of these factors could decrease or delay the initial expected benefits of the Freedom Acquisition. In addition, the anticipated benefits of the Freedom Acquisition may not be fully realized or they could take longer to realize than expected once the Corporation completes the integration of Freedom’s operations.

The expansion of the Corporation’s telecommunications operations outside Québec has led to an increase in the number of Canadians reached by Videotron from 7.5 million Canadians (or 20% of the Canadian population) prior to the Freedom Acquisition to more than 33 million Canadians (or more than 80% of the Canadian population) in 2024.  The Corporation has entered the British Columbia, Alberta and Manitoba telecommunications markets and strengthened its position in the Ontario market, such that approximately 45% of mobile subscribers of the Corporation are in Québec, 40% in Ontario and 15% in Western Canada. These markets are characterized by the significant presence of three well-established national wireless carriers with a wide range of spectrum licenses and considerable operational and financial resources. Significant and recurring investments and costs will be required in these new markets in order to, among other things, attract and retain customers, acquire new spectrum licenses to enable the deployment of the latest technologies, enable the expansion and maintenance of its mobile network, enable the launch and penetration of new services, compete effectively with existing or potential competitors in these markets, and implement marketing strategies and relevant commercial efforts. Such additional investments in the Corporation’s new markets may require the commitment of significant additional capital and may not translate into incremental revenues, cash flows or profitability at the levels anticipated by the Corporation or at all.

As part of the regulatory approval process of the Freedom Acquisition, the Corporation has also made certain commercial commitments to the Minister of Innovation, Science and Industry. In the event these commitments are not respected, Videotron could be liable to pay damages in the amount of $25 million per year in which these commitments are not respected for each of the third, fourth, fifth, sixth, seventh, eighth, ninth and tenth years, up to a maximum of $200 million.

Moreover, since October 2023, the Corporation has been expanding its wireless business outside of its traditional Québec footprint by entering new markets as a MVNO. Entering new markets as a MVNO enables the Corporation to further expand its reach and offer its services to more customers. The Corporation anticipates that significant and recurring investments may be required in the new markets where it has spectrum licenses and where it operates as a MVNO. In particular, the Corporation is expected to benefit from the MVNO service access for a limited period of seven years from the date of final approval by the CRTC of the tariffed terms and conditions and is subject to the conditions under which its spectrum licenses were issued. Failure to adequately expand its own wireless network exposes the Corporation to the risk of no longer being in position to serve its customers following the end of the term of the MVNO service access or to be in breach of its spectrum license conditions.

Any material failure to implement the Corporation’s wireless business geographic expansion could have an adverse effect on its reputation, business, financial condition, prospects, and results of operations, as well as on its ability to meet its obligations, including its ability to service its indebtedness.

The Corporation expects to make significant investments in connection with its markets and to address continuing technological evolution and development needs. There can be no assurance that such investments will be timely, be successful or bring the anticipated benefits.

The Corporation is required and will continue to invest substantial capital for the upgrade, enhancement, expansion and maintenance of its networks and systems, and the launch and deployment of new or additional services, including expenditures relating to the deployment of LTE-Advanced/5G mobile technologies and to expand geographically. The Corporation also expects to make significant and recurring investments in its markets as well as in additional locations to acquire new spectrum licenses, in order to, among other things, enable the deployment of the latest technologies, enable the expansion and maintenance of newly acquired mobile networks, enable the launch and penetration of new services, and compete effectively with existing or potential competitors in these markets. Such additional investments, which are anticipated to be significant, in the Corporation’s new markets may require the commitment of considerable additional capital. Moreover, additional investments in its business may not translate into incremental revenues, cash flows or profitability. See also the risk factor “The Corporation’s geographic expansion, by acquiring Freedom and by entering new territories as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.”

New technologies in the telecommunication industry, including 5G technology, are evolving faster than the historical industry investment cycle, requiring the Corporation to continually invest in its services, networks and technologies. Their introduction and pace of adoption could result in requirements for additional capital investments not currently planned, as well as shorter estimated useful lives for certain of the Corporation’s existing assets. The Corporation’s strategy of maintaining a competitive position in the suite of products and services it offers and of launching new products and services requires capital investments in its networks, information technology systems and infrastructure, as well as the acquisition of spectrum, to support growth in its customer base and its demand for increased bandwidth capacity and other services.

New technologies can also materially impact the Corporation’s businesses in a number of ways, including affecting the demand for and the distribution methods of its products and services, some of which may become obsolete given the rapid pace of technological evolution. If the Corporation adopts technology or equipment that is not as effective or attractive to consumers as that which is employed by its competitors, if the Corporation lags behind its competitors in adopting technologies desired by consumers, or if the Corporation fails to execute effectively on its technology initiatives, the Corporation’s business, reputation, prospects, financial condition and results of operations could be adversely affected. There can be no assurance that the Corporation can execute on these technology initiatives in a manner sufficient to grow or maintain its revenue or to successfully compete in the future.

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

The ongoing trend towards mobile substitution (when users cancel their wireline telephony services and opt exclusively for mobile telephony services) is largely the result of the increasing mobile penetration rate in Canada. In addition, there is also a consumer trend to abandon, substitute or reduce traditional television services for Internet access services allowing customers to stream directly from broadcasters and OTT content providers. Consequently, the Corporation may not be successful in converting its existing wireline telephony and television subscriber base to its mobile telephony services, its Internet access services or its VOD service, which could have a material adverse effect on its business, prospects, revenues, results of operations and financial condition.

The Corporation may need to support increasing costs in securing access to support structures needed for its networks.

The Corporation requires access to the support structures of hydroelectric and telephone utilities and needs municipal rights of way to deploy and upgrade its cable and mobile networks. Where access to the structures of telephone utilities cannot be secured, the Corporation may apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (the “Telecommunications Act”). The Corporation has entered into comprehensive support structure access agreements with all the major hydroelectric companies and all the major telecommunications companies in its service territory. In the event that the Corporation seeks to renew or to renegotiate these agreements, it cannot guarantee that these agreements will continue to be available on their respective terms, on acceptable terms, or at all, which may place the Corporation at a competitive disadvantage and which may have a material adverse effect on its business and prospects.

The Corporation will need to enter into support structure access agreements with electricity distribution companies and telecommunications companies as well as obtain municipal rights of way for its mobile network expansion. Make ready work, which is the strengthening of the poles and/or relocation of other facilities on the poles to accommodate additional attachments, often takes several months to years to complete, which may delay the Corporation’s network expansion. If the Corporation has to support increasing costs in securing access to support structures needed for its cable and mobile network or is unable to secure access agreements or municipal rights of way, it may not be able to implement its business strategies which may have a material adverse effect on its business and prospects. See also the risk factor “The Corporation operates in highly competitive industries that are experiencing rapid technological developments and fierce price competition, and its inability to compete successfully could have a material adverse effect on its business, prospects, revenues, financial condition and results of operations.”

The Corporation may be unable to extend its worldwide coverage or to renew, or substitute for, its roaming agreements with other mobile operators at their respective terms, and on acceptable terms, which could adversely affect its ability to operate its mobile business successfully and profitably.

The Corporation has entered into roaming agreements with multiple carriers around the world and has thereby established worldwide coverage for its customers. The Corporation’s inability to extend its worldwide coverage or to renew, or substitute for, these roaming agreements on a timely basis and at an acceptable cost may place the Corporation at a competitive disadvantage, materially increase its cost structure, and, consequently, its business, prospects, revenues, financial condition and results of operations could be adversely affected.

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

The Corporation’s strategies include strengthening its position as telecommunications leader, introducing new and enhanced products and services, enhancing its advanced wireline and wireless networks, further expanding into new geographic areas, further integrating the operations of its subsidiaries and maximizing customer satisfaction across its business. The Corporation may not be able to implement these strategies successfully or realize their anticipated results fully or at all, and their implementation may be costlier or more challenging than initially planned. In addition, its ability to successfully implement these strategies could be adversely affected by a number of factors beyond its control, including operating difficulties, increased dependence on third party suppliers and service providers, increased ongoing operating costs, regulatory developments, regulatory approvals, general or local economic conditions, increased competition, technological changes, any restrictive measures put in place in order to contain an outbreak of a contagious disease or other adverse public health development, and other factors described in this “Risk Factors” section. Any material failure to implement its strategies could have an adverse effect on its reputation, business, financial condition, prospects, and results of operations, as well as on its ability to meet its obligations, including its ability to service its indebtedness.

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

The Corporation’s products and equipment in inventory generally have a relatively short lifecycle and may become obsolete due to the rapid pace of technological evolution. If the Corporation cannot effectively manage inventory levels based on product demand, return levels under its mobile device buyback programs, or minimum order quantities from its suppliers, this could increase the risk of inventory obsolescence and could have an adverse effect on its business, financial condition and results of operations.

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

The Corporation may be adversely affected by strikes and other labor protests.

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

The financial performance of the Corporation’s television, VOD and mobile services depends in large part on its ability to distribute a wide range of appealing video programming on its platforms and on its ability to produce and acquire original content on an ongoing basis.

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

Furthermore, Bill C-11, An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts, also known as the Online Streaming Act, which expressly brings foreign OTT content providers within the scope of the Broadcasting Act (Canada) (the “Broadcasting Act”) was passed by Parliament and received Royal Assent on April 27, 2023. The CRTC has since begun to implement Bill C-11 and modernize Canada’s broadcasting system through a multi-phase consultation process. As the CRTC rolls out a modernized regulatory framework, foreign OTT content providers are progressively subjected to obligations to promote Canadian cultural products and make material expenditures in order to support local cultural production. Notably, on June 4, 2024, the CRTC determined that online undertakings that are not affiliated with traditional Canadian broadcasting undertakings will be required to contribute 5% of their Canadian revenues to support the domestic broadcasting system. Bill C-11 could therefore increase competition and put greater pressure on the price of Canadian content.

The rising adoption of web-based and application-based channels may adversely affect the customer reach of the Corporation’s distribution network.

To better meet the changing habits and expectations of consumers and businesses, the Corporation’s competitors are rapidly developing digital platforms, which allow them to sell and distribute their products on web-based or application-based channels and to shift customer interaction to digital platforms driving more self-help, self-install and self-service. If the Corporation does not succeed in implementing and pursuing its own digital strategy and fails to evolve its customer experience in line with customer expectations, this could place the Corporation at a competitive disadvantage, which could have an adverse effect on its business, prospects, results of operations and financial condition.

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

Federal and provincial legislation in the area of privacy and personal information is constantly evolving and is expected to undergo significant changes in the coming years. In Québec, the vast majority of the amendments to the Act respecting the protection of personal information in the private sector under Law 25 (previously known as Bill 64), came into effect in September 2023. Law 25 modernized the framework applicable to the protection of personal information and imposed new obligations on the Corporation, including perspective consent requirements for the collection, use and disclosure of personal information. The Corporation does not expect compliance with this legislation to threaten its business, but it may incur significant costs to update its security systems, processes and controls, which could have a material adverse effect on its financial condition.

The Corporation notes heightened difficulty and risk in managing personal data and information collected and mobilized using artificial intelligence technology. In June 2022, the Canadian government introduced Bill C-27, the Digital Charter Implementation Act, 2022, which aims to replace Canada’s federal private sector privacy legislation, to create a new tribunal and to propose new rules for artificial intelligence systems. If enacted in its current form, Bill C-27 could result in additional compliance costs for the Corporation and expose the Corporation to significant monetary penalties in the event of non-compliance.

Cybersecurity breaches and other similar disruptions could expose the Corporation to liability, which would have an adverse effect on its business and reputation.

The Corporation has implemented and regularly reviews and updates processes and procedures to protect against key service interruption, unauthorized access to or use of sensitive data, including data of its customers, and to prevent data loss or theft. However, despite ever-evolving cyber-threats which require the Corporation to continually evaluate and adapt its systems, infrastructure, networks and processes, the Corporation cannot assure that these, or those of its suppliers, will be adequate to prevent unauthorized access by third parties or errors by employees or by third-party suppliers.

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

The Corporation has adopted a remote work policy establishing guidelines for its employees and suppliers when working remotely. These remote work arrangements made possible under such policy have increased remote connectivity to the Corporation’s systems which could lead to an increased risk of unauthorized access to the Corporation’s systems and could introduce additional operating risks including, but not limited to, confidentiality risks, privacy risks, information security risks, health and safety risks. This situation could also result in an increase in the number of legal proceedings and other claims related to the pursuit of the Corporation’s activities outside of its usual premises.

The Corporation may not be able to protect its services from piracy, which may have an adverse effect on its customer base and lead to a possible decline in revenues.

The Corporation may not be able to prevent electronic attacks to gain unauthorized access to, and use of, its networks, digital programming, and Internet access services. The Corporation uses encryption technology to protect its television signals and VOD from unauthorized access and to control programming access based on subscription packages. However, it may not be able to deploy adequate technology to prevent unauthorized access to its networks, programming and data, which may have an adverse effect on its customer base and lead to a possible decline in its revenues, as well as to significant remediation costs and legal claims.

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

The Corporation depends on third-party suppliers and providers for certain services, hardware, licensed technological platforms and equipment that are, or may become, critical to its operations and network evolution. These materials and services include end-user terminals such as set-top boxes, gateways, Wi-Fi routers, mobile telephony handsets, network equipment such as wireline and telephony modems, servers and routers, fiber-optic cable and equipment, telephony switches, inter-city links, support structures, licensed technological platforms, external cloud-based services and network functions, services and operational software, the “backbone” telecommunications network for its Internet access, telephony services and mobile services; and construction services for the expansion of and upgrades to its wireline and wireless networks. These services, platforms and equipment may be available from a single or limited number of suppliers and therefore the Corporation faces the risks of supply disruption, including due to geopolitical events, global trade challenges such as tariffs and trade barriers, external events such as climate change related impacts, epidemics, pandemics or other health issues, business difficulties, restructuring or supply-chain issues. If no supplier can provide the Corporation with the equipment and services that it requires or that comply with evolving Internet and telecommunications standards or that are compatible with the Corporation’s other equipment and software interfaces, its business, financial condition and results of operations could be materially adversely affected. In addition, if the Corporation is unable to obtain critical equipment, software, services or other items on a timely basis and at an acceptable cost, its ability to offer its products and services at competitive pricing, or at all, and roll out of its advanced services may be delayed, and its business, financial condition and results of operations could be materially adversely affected.

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

Most of the Corporation’s revenues, expenses and capital expenditures are denominated in Canadian dollars. However, certain expenses and capital expenditures, such as the purchase of set-top boxes, gateways, modems, mobile devices, the payment of royalties to certain business partners or services providers, and certain costs related to the development and maintenance of its mobile network, are paid in U.S. dollars. Those costs are only partially hedged, hence a significant increase in the U.S. dollar would affect the costs that are not hedged and could have an adverse effect on the Corporation’s results of operations and financial condition.

In addition, a substantial portion of the Corporation’s debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon are payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, the Corporation’s reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. The Corporation has entered into transactions to hedge the exchange rate risk with respect to its U.S. dollar-denominated debt outstanding at December 31, 2024, and it intends in the future to enter into such transactions for new U.S. dollar-denominated debt. These hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting it against exchange rate fluctuations, or the Corporation may in the future be required to provide cash and other collateral in order to secure its obligations with respect to such hedging transactions, or it may in the future be unable to enter into such transactions on favorable terms, or at all, or, pursuant to the terms of these hedging transactions, the Corporation’s counterparties thereto may owe the Corporation significant amounts of money and may be unable to honor such obligations, all of which could have an adverse effect on the Corporation’s results of operations and financial condition.

In addition, certain cross-currency swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The fair value of the derivative financial instruments the Corporation is party to is estimated using period-end market rates and reflects the amount the Corporation would receive or pay if the instruments were terminated and settled at those dates, as adjusted for counterparties’ non-performance risk. At December 31, 2024, the net aggregate fair value of the Corporation’s cross-currency and interest rate swaps and foreign-exchange forward contracts was in a net asset position of $141.2 million on a consolidated basis. These swaps and forward contracts were entered into with large Canadian and foreign financial institutions holding credit ratings that meet minimum requirements. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

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

The Corporation may be adversely affected by inflationary pressures, interest rate fluctuations and adverse economic conditions.

Inflationary pressures and interest rate fluctuations may result in higher input costs for equipment, products and services, upward wage pressures and higher interest expense. Adverse economic conditions, such as economic downturns or recessions, rising global trade challenges, including trade barriers and tariffs threatened to be imposed by the U.S. administration on Canadian goods (and/or the Canadian government’s response to such tariffs), or geopolitical instability, could also cause the Corporation’s results of operations to vary materially from expectations. In addition, adverse economic conditions may lead to a lower demand for certain of the Corporation’s products and services, a declining level of retail and commercial activity and increased incidences of customer inability to pay or timely pay for the services or products that the Corporation provides. These conditions and uncertainties may also make it difficult for the Corporation to raise its prices enough to offset rising costs, may increase costs of borrowing and may reduce the availability of funding in the financial markets, all of which could adversely affect the Corporation’s results of operations, cash flows, financial condition and prospects.

Interest and other expenses could vary materially from expectations depending on changes in interest rates, borrowing costs, currency exchange rates, and costs of hedging activities. The Corporation, its customers and economic markets more broadly have been and will continue to be highly dependent upon the actions of governments and businesses in response to macroeconomic events, and the effectiveness of those actions. Economic downturns may also lead to restructuring actions and associated expenses.

The Corporation could be adversely impacted by pandemics, epidemics and other public health issues.

Pandemics may adversely affect the Corporation’s business in a variety of ways, including by restricting certain operations and marketing efforts, and disrupting supply chains. Pandemics, epidemics and other public health issues may pose potential adverse impacts on the Corporation, including, but not limited to: (i) a reduction in demand for the Corporation’s products or services, or an increase in delinquent or unpaid bills, due to job losses and associated financial hardship; (ii) a reduction in the availability of content, and therefore a reduction in the Corporation’s ability to provide the content and programming that its customers expect; (iii) downgrade or cancellation of customer services; (iv) issues delivering the Corporation’s products and services; (v) lost revenues due to the significant economic challenges that small and medium-sized business customers are facing; (vi) uncertainty associated with the costs and availability of resources required to provide appropriate levels of service to customers; (vii) additional capital expenditures, and uncertainty associated with costs, delays and the availability of resources required to maintain, upgrade or expand the Corporation’s network in order to accommodate increased network usage, and to expand its self-install and self-serve programs in order to attract new customers; (viii) unexpected increase of user data demand and increased pressure on the Corporation’s network capacity, which could negatively affect its network’s performance, availability, speed, consistency and its ability to provide services; (ix) the ability of certain suppliers and vendors to provide products and services to the Corporation; (x) the impact of legislation, regulations and other government interventions in response to pandemics and other public health issues; (xi) the negative impact on global credit and capital markets; and (xii) the ability to access capital markets and fund liquidity needs at a reasonable cost or at all. Any of these risks and uncertainties could have a material adverse impact on the Corporation’s business, prospects, results of operations and financial condition.

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

The rapid development and adoption of AI technologies creates heightened difficulty and risk for the Corporation in managing personal data and information, adds costs and increases the danger posed by cybersecurity threats.

The rapid development and adoption of AI technologies which present promising opportunities comes with inherent data privacy and ethical risks as well as greater exposure to increasingly sophisticated and efficient cybersecurity attacks which require careful monitoring and improved risk management solutions. AI-related issues and failures may also lead to legal or regulatory action, including through the application of existing data protection, privacy and intellectual property laws, which could damage the Corporation’s reputation or otherwise harm its business. Additionally, AI technologies are complex and rapidly evolving and the Corporation’s competitors or other third parties may also incorporate AI into their operations, products and services. Should they achieve faster or more effective AI adoption than the Corporation, it could impair the Corporation’s ability to compete effectively which may adversely affect the business and results of operations.

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

In 2019 the federal government requested that the CRTC consider competition, affordability, consumer interests and innovation in its decisions. In response to this request, the CRTC launched a comprehensive review of the wireless market. Following its review, the CRTC ordered the national incumbent wireless carriers to provide MVNO access services to regional wireless carriers for a period of seven years. This decision stands to have a significant impact on the Corporation’s competitive environment, as the Corporation could see the emergence of new MVNO competitors. The Corporation may not be able to compete successfully in the future against existing and such potential new competitors. In the context of its comprehensive review of the wireless market, the CRTC also issued two decisions in October 2024. First, the CRTC issued its decision in the review of wholesale roaming rates and the rate-setting approach by requiring carriers to enter into commercial negotiations with final offer arbitration (“FOA”), rather than initiating a new rate-setting proceeding. Second, the CRTC issued a decision expanding the scope of the MVNO regulatory framework to allow regional wireless carriers to use MVNO access to serve enterprise and Internet of Things (“IoT”) customers. This potential increase in competition in the Corporation’s mobile telephony business combined with the recent CRTC regulation, pursuant to which rates need to be commercially negotiated, could have a material adverse effect on the Corporation’s business, prospects, revenues, financial condition and results of operations.

In light of the Corporation’s geographic expansion for its wireless business, the Corporation will face important challenges and uncertainty when negotiating with national incumbent wireless carriers in order to reach an agreement for the MVNO access service wholesale rates. In this context, the access rates for MVNO were determined through FOA with Rogers Communications Inc. (“Rogers”). The CRTC selected Quebecor’s final offer in this matter. However, it is worth noting that Rogers has been granted leave to appeal the CRTC’s decision to the Federal Court of Appeal (“FCA”). Similarly, for Bell Canada’s (“Bell”) and Telus Communications Inc.’s (“TELUS”) services, MVNO access rates were established through FOA, with the CRTC opting for Bell’s and TELUS’ final offers respectively. The frequency of renegotiation of MVNO wholesale rates is driven by the conditions laid out in the inter-operator agreements between the Corporation and the incumbents. These rates are normally set for a maximum period of two years. The renegotiation of MVNO wholesale rates creates a level of uncertainty and exposes the Corporation to significant financial and strategic risks. The Corporation may struggle to offer competitive pricing or innovate with new plans if it faces high wholesale rates. This can limit its ability to attract and retain customers, as the incumbents may offer more attractive plans due to a more favorable cost structure. If wholesale rates increase during renegotiation, Videotron will face higher costs for network access and these costs will also directly impact its profitability.

Moreover, aside from fulfilling its spectrum license deployment obligations, the Corporation is exposed to the planned discontinuation of the mandated MVNO service after a period of seven years ending in May 2030. Consequently, unless the CRTC decides to extend the obligation of the national incumbent wireless carriers to provide MVNO access services, the Corporation will be required to deploy and enhance its independent wireless network, or enter into commercial MVNO agreements in the regions where it operates as an MVNO. Neglecting to do so may subject the Corporation to risks, especially if it finds itself unable to cater to its customers when the MVNO services are discontinued. Any material failure to implement the Corporation’s wireless business geographic expansion could have an adverse effect on its reputation, business, prospects, revenues, financial condition, and results of operations, as well as on its ability to meet its obligations, including its ability to service its indebtedness.

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

The ILECs and the largest incumbent cable carriers in Canada (collectively, the “Incumbent Carriers”), including the Corporation, have been required by the CRTC to provide TPIA providers with access to their networks at mandated cost-based rates. Numerous TPIA providers are interconnected to the Corporation’s wireline network and are thereby providing retail Internet access services as well as, in some cases, retail VoIP and IP-based television distribution services.

Since 2015, the CRTC has emphasized in a series of decisions the importance it accords to mandated wholesale access service arrangements as a driver of competition in the retail Internet access market. Among other things, the CRTC ordered the Incumbent Carriers, including the Corporation, to provide disaggregated wholesale access services, including access to high-speed services provided over fiber access facilities, which were expected to replace existing aggregated wholesale access services after a transition period.

However, in March 2023, the CRTC published a decision wherein it concludes that the disaggregated wholesale access service framework has not fulfilled its mandate and requires reconsideration. The CRTC determined that the network configuration for disaggregated wholesale access services will remain in Ontario and Québec pursuant to existing tariffs and architecture but will not be introduced in other markets at this time. Furthermore, the CRTC acknowledged that there are significant issues associated with the existing aggregated wholesale access service framework and that viable access to fiber-to-the-premises (“FTTP”) facilities by competitors is of particular concern.

Thus, the CRTC launched a notice of consultation to review the wholesale access service framework. While it carried out its review, the CRTC imposed an immediate interim reduction of 10% to the monthly capacity charge and declared that existing aggregated tariffs should now be interim. Videotron filed new aggregated wholesale rates on May 30, 2023 for its FTTP access and on June 22, 2023 for its Hybrid Fiber Coaxial (“HFC”) access.

On November 6, 2023, the CRTC issued an interim decision (“Telecom Decision 2023-358” or “Temporary Decision”) directing Bell and TELUS to provide workable wholesale access to their FTTP networks on an aggregated basis in Ontario and Québec within six months of the date of the decision (the “Temporary Services”). In April 2024, Bell contested the Temporary Decision and filed an appeal with the federal cabinet.

Videotron has intervened to gain access to the FTTP networks of Bell and TELUS. The implementation of final wholesale rates that are significantly different from the rates proposed by the Corporation could have a material adverse effect on the Corporation’s business, financial condition, and results of operations.

On August 13, 2024, the CRTC published Telecom Policy 2024-180 (the “Final Decision”) where it directs all ILECs to give access to their FTTP on an aggregate basis on all their territories across Canada by February 13, 2025. Only FTTP locations deployed before August 13, 2024, will be accessible. FTTP locations deployed after this date will benefit from a five-year exemption.

On November 6, 2024, the Governor in Council has expressed the opinion that the three largest telecommunications service providers in Canada, namely Bell, Rogers and TELUS, are of a disproportionate size relative to other ISPs and that it has concerns about the viability of small and regional ISPs. Thus, the Governor in Council directed the CRTC to reconsider whether Bell, Rogers and TELUS and their affiliates should be prohibited from using aggregated FTTP services in Ontario and Québec further to tariffs approved by the CRTC.

On November 8, 2024, several applications were submitted to the CRTC to review and vary the Final Decision so that Bell, Rogers, TELUS and their affiliates should be prohibited from using aggregated FTTP services across Canada, and that this prohibition should also apply to HFC access.

On November 21, 2024, the CRTC launched Telecom Notice of Consultation 2024-292 (the “Notice”) and asked whether changing the Temporary Decision would advance the public interest. The Notice recognized that the Temporary Services have been replaced by the Final Decision. The CRTC also consolidated all applications directed to review and vary the Final Decision into a single process. Depending on the CRTC decision, the Corporation could be required to provide access to its HFC network to the Incumbent Carriers in Canada (keeping in mind that Bell’s network already overlaps with almost the entirety of the Corporation’s network).

On February 3, 2025, the CRTC published Telecom Decision 2025-39 in which it concluded that the evidence on the public record shows that consumer benefits brought about by Incumbent Carriers’ access to the Temporary Services outweighed any impact that access had on investment during the short time the Temporary Decision was in effect. Accordingly, the CRTC finds that the public interest would not be advanced by changing the Temporary Decision. The CRTC also noted that several parties submitted that allowing the Incumbent Carriers to use wholesale access would have material negative effects on future investment and long-term competition. These claims raise important issues that will be considered in the consolidated proceedings to address applications to review and vary the Final Decision, which the CRTC intends to complete by summer 2025.

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

The Corporation is subject to a variety of environmental laws and regulations.

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

Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future to notably reduce waste, limit greenhouse gas emissions and increase reliable environmental disclosure from companies. For instance, most Canadian provinces have implemented Extended Producer Responsibility regulations in order to encourage sustainable practices such as the “Ecological recovery and reclamation of electronic products,” which sets certain recovery targets and which may require the Corporation to monitor and adjust its practices in the future. Evolving public expectations with respect to the environment and increasingly stringent laws and regulations could result in increased costs of compliance, and failure to recognize and adequately respond to them could result in fines, regulatory scrutiny, or have a significant effect on the Corporation’s reputation and brands.

Similarly, the Corporation is also exposed to the transition risks related to the transition to a lower-emissions economy, which may increase its cost of operations, impact its business plans, and influence stakeholder decisions, each of which could adversely impact its reputation, strategic plan, business, operations or financial results. Foreign and domestic governments continue to evaluate and implement policy, legislation, and regulations regarding reduction of greenhouse gas (“GHG”) emissions, adaptation to climate change, transition to a lower-carbon economy, and disclosure of climate-related matters. Such policies, laws and regulations vary at the federal, provincial and municipal levels in which the Corporation operates and are continually evolving. International multilateral agreements, the obligations adopted thereunder, increasing physical impacts of climate change, changing political and public opinion and legal challenges concerning the adequacy of climate-related policy brought against governments and corporations, among other factors, are expected to accelerate the implementation of these measures. Many jurisdictions are either increasing the stringency of existing, or introducing new, legislation or public policy to address climate change and reduce GHG emissions. In Canada, companies are also coming under increasing scrutiny with respect to their sustainability goals and related disclosures. In June 2024, amendments to the Competition Act targeting misleading environment benefit claims (greenwashing) came into effect, requiring companies to substantiate sustainability-related claims in accordance with internationally recognized methodologies. As the regulatory landscape for sustainability reporting continues to evolve, regulatory compliance risks will also likely increase.

Finally, climate change is increasing the severity and frequency of extreme weather-related events, which could potentially result in damages to the Corporation’s infrastructure and properties. A disruption due to extreme weather-related events could lead to an increase in operational and capital costs in order to maintain network operations during and following extreme weather events and to repair damaged equipment and facilities which could have a material adverse effect on its business, financial condition, and results of operations. The Corporation could also face increased insurance premiums or reduced insurability in high-risk areas.

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

The Corporation currently has a substantial amount of debt and significant interest payment requirements. As at December 31, 2024, the Corporation had $7.59 billion of consolidated long-term debt (long-term debt plus bank indebtedness), excluding Quebecor Media subordinated loans. The Corporation’s indebtedness could have significant consequences, including the following:

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

Although the Corporation has significant indebtedness, as at December 31, 2024, it had approximately $500.0 million available for additional borrowings under its existing credit facilities, pro forma the reduction of the Corporation’s revolving credit facility from $2.00 billion to $500.0 million, and the indentures governing its outstanding Senior Notes would permit it to incur substantial additional indebtedness in the future. If the Corporation or its subsidiaries incur additional debt, the risks the Corporation now faces as a result of its leverage could intensify. For more information regarding its long-term debt and its maturities, refer to Note 4 to the audited consolidated financial statements for the year ended December 31, 2024, included under “Item 18. Financial Statements” of this annual report. See also the risk factor “Restrictive covenants in the Corporation’s outstanding debt instruments may reduce its operating and financial flexibility, which may prevent the Corporation from capitalizing on certain business opportunities.”

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

There is currently no established trading market for the Corporation’s issued and outstanding Senior Notes and the Corporation does not intend to apply for listing of any of its Senior Notes on any securities exchange or to arrange for any quotation on any automated dealer quotation systems. No assurance can be given as to the prices or liquidity of, or trading markets for, any series of its Senior Notes. The liquidity of any market for the Corporation’s Senior Notes will depend upon the number of holders of its Senior Notes, applicable regulations, the interest of securities dealers in making a market in its Senior Notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions, the Corporation’s financial condition and performance and its prospects. The absence of an active market for its Senior Notes could adversely affect their market price and liquidity.

Even if a trading market develops for the Senior Notes, the Senior Notes could trade at prices that may be higher or lower than their initial offering prices, depending on many factors, including prevailing interest rates, general economic conditions, results of operations and financial position, historical financial performance and prospects, the credit ratings assigned to the Senior Notes and the Corporation’s other debt securities, and the markets for similar debt securities. The market price of the Senior Notes may decline even if the Corporation’s results of operations, financial position or prospects have not changed. In periods of increased levels of volatility and market turmoil, the Corporation’s operations could be adversely impacted and the market price of the Senior Notes may be adversely affected.

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

In addition, a change of control may be an event of default under the Corporation’s credit facilities. Any future credit agreement or other agreements relating to its indebtedness to which it becomes a party may contain similar provisions. The Corporation’s failure to repurchase its Senior Notes if required upon a change of control would, pursuant to the terms of the respective indentures governing its outstanding Senior Notes, constitute an event of default under such indentures. Any such default could, in turn, constitute an event of default under any existing or future indebtedness, any of which may cause the related debt to be accelerated after the expiry of any applicable notice or grace periods. If debt were to be accelerated, the Corporation may not have sufficient funds to repurchase its Senior Notes and repay the debt.

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

Although the Corporation’s Senior Notes are referred to as “senior notes,” they are effectively subordinated to any secured indebtedness it may incur and structurally subordinated to the liabilities of its subsidiaries that do not guarantee the Senior Notes.

The Corporation’s Senior Notes are unsecured and, therefore, are effectively subordinated to any secured indebtedness that the Corporation may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving the Corporation, the assets that serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the Senior Notes. The Senior Notes are also structurally subordinated to the liabilities of its existing and future subsidiaries that do not guarantee the Senior Notes. In addition, the Corporation’s credit facilities and the respective indentures governing its Senior Notes permit the Corporation to incur secured indebtedness in the future which could be significant.

The Corporation’s credit ratings may not reflect the risks of investing in the Senior Notes.

The Corporation’s credit ratings are an assessment by rating agencies of its ability to pay its debts when due. Consequently, real or anticipated changes in the Corporation’s credit ratings will generally affect the value of the Senior Notes. These credit ratings may not reflect the potential impact of risks relating to the Senior Notes. Agency ratings are not a recommendation to buy, sell or hold any security and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating. There can be no assurance that the Corporation’s creditworthiness or credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. Any actual or anticipated downgrade, suspension or withdrawal of the Corporation’s corporate credit ratings or other credit ratings, including any announcement that its ratings are under review for a downgrade, could affect the value of the Senior Notes, may increase the Corporation’s borrowing costs and may negatively impact its ability to incur additional debt.

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

Also, Quebecor Media is a holding company with no significant assets other than its equity interests in its subsidiaries. Its principal source of cash needed to pay its own obligations is the cash that the Corporation and other subsidiaries generate from operations and borrowings. The Corporation has the ability to pay significant distributions under the terms of its indebtedness and applicable law and currently expects to make distributions to its shareholder in the future, subject to the terms of its indebtedness and applicable law. See “Item 8. Financial Information — Dividend Policy” in this annual report.

ITEM 4 – INFORMATION ON THE CORPORATION

A -	History and Development of the Corporation

The Corporation’s legal and commercial name is Videotron Ltd. It was founded on September 1, 1989 and is governed by the Business Corporations Act (Québec). On October 23, 2000, Videotron was acquired by Quebecor Media.

The Corporation’s registered office is located at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, and its telephone number is (514) 380-1999. Its corporate website may be accessed through the URL http://www.videotron.com. The information found on its corporate website or on any other website referenced in this annual report does not, however, form part of this annual report and is not incorporated by reference herein. Videotron’s agent for service of process in the United States with respect to its Senior Notes (other than its Canadian-dollar denominated Senior Notes due 2025, 2028, 2029, 2030, 2031 and 2034) is CT Corporation System, 28 Liberty Street, New York, New York 10005.

Since December 31, 2021, Videotron has undertaken and/or completed several business acquisitions, combinations, divestitures and business development projects and financing transactions, including, among others, the following:

●	On February 26, 2025, Videotron amended and restated its credit agreement to, among other things, amend its existing $500.0 million revolving credit facility by creating two tranches: (i) a first tranche in the amount of $250.0 million maturing in February 2030, and (ii) a second tranche in the amount of $250.0 million maturing in February 2026 and providing for a conversion option into a term facility maturing in February 2027.
●	On January 29, 2025, Videotron adjusted the total amount of credit available under its revolving credit facility from $2.00 billion to $500.0 million.
●	On November 8, 2024, Videotron issued US$700.0 million aggregate principal amount of 5.700% Senior Notes, or 5.10% taking into account cross-currency swaps, maturing on January 15, 2035. Videotron used the net proceeds, together with drawings on its revolving credit facility, to repay in full its $700.0 million Tranche A term loan maturing in October 2025 and its 5.750% Senior Notes maturing in 2026 in the amount of $375.0 million.
●	On June 21, 2024, Videotron issued $600.0 million aggregate principal amount of Senior Notes bearing interest at 4.650% and maturing on July 15, 2029, and $400.0 million aggregate principal amount of Senior Notes bearing interest at 5.000% and maturing on July 15, 2034, for total net proceeds of $992.6 million, net of discount at issuance and financing costs of $7.4 million. The proceeds were used to repay US$600.0 million aggregate principal amount of Senior Notes on June 17, 2024 and to reduce drawings on its revolving bank credit facility.
●	On June 17, 2024, Videotron redeemed at maturity its Senior Notes in aggregate principal amount of US$600.0 million, bearing interest at 5.375%, and unwound the related hedging contracts for a total cash consideration of $662.3 million.
●	On June 13, 2024, Videotron amended its term credit facility by extending the maturity of the first tranche of $700.0 million from October 2024 to October 2025 and transitioning to the Canadian Overnight Repo Rate Average (“CORRA”). This tranche was repaid in November 2024.

●	On June 13, 2024, following new credit ratings for Videotron in May 2024, all liens on Videotron's assets granted to the bank lenders were terminated and the related debt instruments (including derivatives) are now unsecured.
●	On May 6, 2024, S&P Global Ratings upgraded Videotron’s unsecured debt from BB+ to BBB- with a stable outlook. On May 30, 2024, Moody’s Ratings upgraded Videotron's unsecured debt from Ba2 to Baa3 with a stable outlook.
●	On November 30, 2023, Videotron announced an investment of $298.9 million in the acquisition of 305 blocks of spectrum in the 3800 MHz band across Canada, in the latest spectrum auction held by ISED. Approximately 61% of these 305 blocks of spectrum are located outside Québec, mainly in southern Ontario, Alberta and British Columbia. On January 26, 2023, the Corporation also announced a $9.9 million investment by Videotron in the acquisition of spectrum licenses in the 600 MHz band in Manitoba and in the 3500 MHz band in Québec.
●	On October 12, 2023, the Corporation announced the launch of its MVNO service and the gradual expansion of the service territory of its Videotron, Fizz Mobile & Internet Inc. (“Fizz”) and Freedom brands in Canada, enabling them to offer their services to millions more Canadian consumers.
●	On April 3, 2023, Videotron acquired all the issued shares of Freedom from Shaw, for a cash consideration of $2.07 billion (net of cash acquired of $103.2 million) and the assumption of certain liabilities, including lease obligations. Videotron’s acquisition of Freedom includes the Freedom brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets. The transaction also includes a long-term undertaking by Shaw and Rogers to provide Videotron with transport services (including backhaul and backbone), roaming services and wholesale Internet services. Videotron also made certain commercial commitments to the Minister of Innovation, Science and Industry. Through the acquisition of Freedom, Videotron has entered the British Columbia and Alberta telecommunications markets and strengthened its position in the Ontario market.
●	On April 3, 2023, Videotron entered into a new $2.10 billion secured term credit facility with a syndicate of financial institutions to finance the acquisition of Freedom.
●	On January 17, 2023, Videotron issued a $836.0 million promissory note to Quebecor Media, bearing interest at 7.000%.
●	In July 2022, Videotron acquired VMedia Inc. (“VMedia”), an independent telecommunications provider that is well established in the Canadian market. VMedia became a key partner that enhances Videotron’s plans across Canada by supporting advantageous bundles that give Canadian consumers more choice at a better price.
B -	Business Overview

Overview

Videotron, a wholly owned subsidiary of Quebecor Media Inc., is one of Canada’s largest telecommunications companies. Videotron is engaged in Internet access, mobile and wireline telephony, television and entertainment services. Videotron is the fourth-largest national mobile carrier in Canada in terms of mobile RGUs and the largest cable operator in Québec based on the number of wireline RGUs. Videotron is also a leader in home entertainment with its management platform Helix, and is the Québec leader in high-speed Internet access. As of December 31, 2024, Videotron has 4,138,200 subscriber connections to its mobile telephony services, 1,732,600 subscribers to its Internet services, 1,294,400 subscriptions to its television services, and 608,900 connections to its wireline telephony services. Through a comprehensive portfolio of roaming agreements with domestic and international network operators, Videotron’s mobile telephony customers benefit from extensive worldwide coverage.

Competitive Strengths

Leading Market Positions

Videotron is a leading mobile carrier and cable operator in Canada. Videotron believes that its strong market position has enabled it to launch and deploy new products and services more effectively. For example, since the introduction of its Internet access service, Videotron estimates that it has become the largest internet access provider in its Québec footprint. The two main brands under which the Corporation markets its telecommunications services enjoy among the highest levels of brand recognition in their respective markets: the Province of Québec and the Ottawa region for Videotron, and Ontario, British Columbia, Alberta and Manitoba for Freedom. The Corporation’s third brand, Fizz, which offers a completely digital experience, is one of the fastest growing brands in Québec since its launch in 2018 and has quickly garnered interest in Ontario, British Columbia, Alberta and Manitoba, since its official release in these provinces in 2024. Videotron’s extensive proprietary and third-party retail distribution network of stores and points of sale, including its Videotron- and Freedom-branded stores and kiosks, as well as its authorized dealers, assist Videotron in marketing and distributing its advanced telecommunication services, such as Internet access, television and mobile telephony, on a large-scale basis. Videotron is also a leading telecommunication service provider in the Province of Québec’s business telecommunication segment.

Differentiated Bundled Services

Through its technologically advanced mobile and broadband networks, Videotron offers a differentiated, bundled suite of entertainment, information and communication services, products and content, including Internet access, IPTV, VOD and other interactive television services, as well as wireline telephony services using VoIP technology, and mobile telephony services. In addition, Videotron delivers high-quality services and products, including, for example, its high-speed Internet access service which enables its customers to download data at speeds of up to 940 Mbps. Videotron believes that the consumers attribute value to the convenience of dealing with a single telecommunication service provider and also appreciate the cost savings of having their services bundled, as Videotron offers discounts to customers that subscribe to more than one of its services. As of December 31, 2024, 68.0 % of Videotron-branded residential customers subscribed for two or more services. Videotron also offers a rich and varied selection of on-demand French-language content (series, movies, documentaries, docu-reality, reality shows, comedy performances, etc.) through its subscription-based VOD service, illico+. Videotron produces an array of proprietary content for which illico+ holds first-window rights for its customers, prior to linear broadcast. illico+ boasts over 829 million viewings since its launch in 2013, making illico+ a key player in the Québec on-demand video entertainment landscape.

Advanced Mobile and Broadband Networks

The Corporation’s mobile services are provided across one of the most extensive mobile networks in Canada covering all major Canadian metropolitan areas including more than 29 million people with the LTE technology and more than 20 million people with the 5G technology. Over the past several years, the Corporation has been steadily investing in its mobile network by densifying its network, putting additional wireless spectrum into service and modifying existing cell sites to add equipment supporting new technologies. The Corporation continues its investments, including its roll out of the 5G and 5G+ technologies across its footprint, as it considers the reliability, speed, capacity and coverage of its mobile network to be key factors for its continued success.

In its Québec market, Videotron is able to leverage its advanced broadband network, to offer a wide range of advanced services. Videotron’s hybrid fiber coaxial network covers approximately 84% of Québec’s estimated 4.1 million residential premises and nine of the province’s top ten urban areas. Videotron believes that its single cluster network architecture in this geography provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services such as Helix, illico+ and Fizz, and a lower cost structure through reduced maintenance and technical support costs.

Videotron is committed to maintaining and upgrading its networks and, to that end, Videotron currently anticipates that ongoing capital expenditures will continue to be required to accommodate the evolution of its products and services and to meet the demand for increased capacity, speed and reliability.

Strong, Market-Focused Management Team

Videotron has a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications and technology. Under the leadership of its senior management team, Videotron has, among other things, improved penetration of its Internet access service, its subscription-based VOD service and its mobile telephony services, including through the successful build-out and launch of its mobile telephony network and upgrade to 5G and 5G+ technologies. Videotron’s senior management team also spearheaded key acquisitions, including the Freedom Acquisition, allowing the Corporation to expand its network and presence in new markets.

Videotron’s Strategy

Videotron’s objective is to increase its revenues and profitability by leveraging its strong market position and advanced mobile and broadband networks. Videotron attributes its strong historical results and positive outlook for growth and profitability to an ability to develop and execute forward-looking business strategies. The key elements of its strategy include:

•

Expand its wireless business geographically. Videotron continues to evolve and enhance the capabilities of and to expand its wireless infrastructure in new geographies in Canada. The Corporation believes there is significant growth opportunity in these geographies for a wireless carrier offering innovative services at better prices. Through the acquisition of Freedom in 2023 and the MVNO framework, Videotron entered the British Columbia, Alberta and Manitoba telecommunications markets and strengthened its position in the Ontario market. This expansion of Videotron’s wireless business outside of its traditional Québec footprint has intensified its geographic diversification, with approximately 45% of mobile subscribers in Québec, 40% in Ontario and 15% in Western Canada. In addition, entering new markets, as an MVNO, enables Videotron to further expand its reach and offer its competitive services to even more potential users. Together, Videotron, Fizz and Freedom now reach over 33 million Canadians, more than 80% of Canada’s population. Videotron is also taking advantage of the wholesale TPIA regulatory framework to complete its telecommunications service offering outside its wireline network service area by allowing it to add Internet and other wireline services to its wireless product offerings under its Freedom and Fizz brands. Access to the MVNO and TPIA regulatory frameworks is expected to significantly reduce initial investments, accelerate market access and mitigate risk. In addition to the Freedom brand expansion, the service territory of the Fizz brand has gradually expanded across additional provinces. Such a multi-brand expansion allows Videotron to strategically target and respond to customer needs in various market segments.

●	Build on its position as a telecommunications leader with its mobile telephony network. Videotron provides an offering of advanced mobile telecommunications services to consumers as well as small, medium- and large-sized businesses that are based on effective, reliable technology, outstanding customer service and a differentiated offering. This strategy remains central to Videotron as it expands its wireless business geographically. Since the closing of the Freedom Acquisition, significant enhancements have been made to Freedom’s offering, plans and network, including the introduction of 5G and 5G+ access, seamless handoff and nationwide free roaming. To offer a true 5G experience, Freedom required greater bandwidth in mid-band frequencies, such as the 3500 MHz band, which it did not have. Upon the closing of the Freedom Acquisition, Videotron was able to rapidly deploy its holding of 3500 MHz spectrum licenses which it had acquired in 2021 to upgrade Freedom’s infrastructure and offer 5G services in the Toronto, Vancouver, Calgary and Edmonton metropolitan areas along with select cities across Ontario, British Columbia and Alberta. Freedom is now offering 5G+ access to all existing customers using a compatible mobile device within Freedom’s 5G+ network coverage area, improving the availability of high-speed mobile connectivity. Greater customer adoption of 5G and IoT services and applications that are enabled by 5G networks should contribute to the growing demand for mobile services and Videotron intends to continue to roll out 5G services to other markets over time. In the consumer market, IoT represents a growth area for the industry as wireless connectivity on everyday devices, from home automation to wearables, becomes ubiquitous. In addition, other IoT growth opportunities are expected to develop in smart manufacturing, telemedicine/telesurgery, remote monitoring, connected vehicles, asset tracking and urban city optimization (smart cities). For the twelve-month period ended December 31, 2024, mobile services and equipment revenues represented 48.8% of Videotron’s total operating revenues, up from 43.7% a year before.

●	Maximize customer satisfaction and build customer loyalty. Videotron believes that maintaining a high level of customer satisfaction is critical to future growth and profitability. In the Province of Québec, Videotron was rated as the telecommunications provider with the best customer service by a Léger poll conducted in August 2024. Videotron was also ranked by a Léger poll conducted in 2024 as the most respected telecommunications provider in Québec for the 18th time since 2006. Its ability to attract and satisfy customers with high quality products and services has been an important factor in Videotron’s historical growth and profitability and continues to be a priority in its geographic expansion nationwide. In support of its commitment to customer satisfaction, Videotron continues to provide a 24-hour technical support hotline seven days a week for customers of the Videotron brand. All of its customer service representatives and technical support staff are trained to assist customers with all of its products and services, which in turn allows its customers to be served more efficiently and seamlessly. Videotron’s customer care representatives continue to receive extensive training to perfect their product knowledge and skills, which contributes to customer retention and higher levels of customer service. As consumers increasingly turn to digital channels, Videotron also offers online and app-based options to enable them to autonomously manage all phases of the customer journey from sales to installation to ongoing support. Shifting customer interaction to digital channels through more self-help, self-install and self-service reduces the volume of field service trips, and calls to customer service and technical support call centers. Videotron utilizes surveys, focus groups and other research tools to assist in its marketing efforts and anticipate customer needs. To increase customer loyalty, Videotron also leverages strategic partnerships with third parties and other members of the Quebecor Media group of companies to offer exclusive promotions, privileges and contests which contribute to expanding its value proposition to its customers and differentiating its offering.
●	Pursue strategic investments in technology improvements. Videotron supports the growth in its customer base and bandwidth requirements through strategic success-driven modernization of its networks and increases in network capacity and redundancy. Videotron’s network design provides high capacity and superior signal quality that allows it to provide new advanced products and services. Videotron believes that the demand for bandwidth-intensive services are likely to continue to increase significantly in the coming years. Videotron’s strategy is to maintain a leadership position in the suite of products and services it offers, launch new products and services, make the necessary strategic investments in its networks and implement new technologies as they become available. In addition, Videotron continuously seeks to optimize expenses through technology improvements.
●	Further integrate its operations within the Quebecor Media group of companies. Videotron will continue to pursue the integration of its distribution capabilities with the content and reach of Quebecor Media’s other assets. For example, Videotron believes that cross-selling and cross-promotion opportunities exist with Media Group, a segment of Quebecor Media dedicated to entertainment and news media comprised of certain premier French-language content creation companies and media brands, such as TVA Group, the largest broadcaster in North America of French-language entertainment, information and public affairs programming and one of the largest private-sector producers of French-language content, Le Journal de Montréal and Le Journal de Québec, both of which are leaders in their respective market, Quebecor Media Out-of-Home, the largest player in Québec with over 14,000 advertising faces on transit shelters, buses and taxi tops, and various properties in the field of digital content production. In addition, cross-selling and cross-promotion opportunities exist with Quebecor Media’s Sports and Entertainment segment, which includes all operation, production, distribution and management activities relating to music, entertainment, sports and the Videotron Centre, an 18,400-seat arena located in Québec City.

Products and Services

Videotron currently offers to its customers mobile telephony services, wireline services, subscription-based VOD services, and business telecommunications services.

Mobile Services

Videotron is a key national player in delivering a range of innovative wireless network technologies and services. Videotron’s wireless services are offered under the Videotron, Freedom and Fizz brands and provide consumers and businesses with the latest wireless devices, services, and applications including: mobile high-speed Internet access; wireless voice and enhanced voice features; device protection; in-store expert advice; text messaging; e-mail; global voice and data roaming; and advanced wireless solutions for businesses. The Videotron brand is active in the Province of Québec and the Ottawa region, the Freedom brand is present in Ontario, British Columbia, Alberta and Manitoba, and the Fizz brand is available in all these provinces.

As of December 31, 2024, there were 4,138,200 lines activated on its wireless network, representing a year-over-year increase of 373,300 lines (9.9%).

Wireline Services

In the Québec market, Videotron’s coaxial and fiber-optic network large bandwidth is a key factor in the successful delivery of advanced products and services. Videotron currently offers a variety of advanced products and services, including Internet access, television, wireline telephony and subscription-based VOD services.

●	Internet Access. Leveraging its advanced cable and fiber infrastructure, Videotron offers Internet access services to its customers at download speeds of up to 940 Mbps. As part of its Internet access service, Videotron offers its technologically advanced Helix Internet service which delivers reliable internet speeds, a smarter and more powerful Wi-Fi coverage as well as home automation features. The Helix internet service is available using a Helix Fi gateway, an all-in-one product that combines the features of a modem and Wi-Fi router, as well as Wi-Fi pods which, when required, can be plugged into electrical wall outlets to extend a customer’s Wi-Fi coverage. Through the Helix Fi app, customers can control their home Wi-Fi network, set time restrictions for children’s Internet use, quickly and easily disconnect a device from the network, access advanced security technology and control household smart devices. As of December 31, 2024, Videotron had 1,732,600 Internet access customers. Based on internal estimates, Videotron is the largest provider of Internet access services in the areas it serves with an estimated market share of 43.9% as of December 31, 2024.
●	Television. Videotron offers a broad variety of television services made available through digital- or IP-based technology. Videotron’s IPTV service, Helix TV is built around voice-controlled assistant technology. Helix offers an enhanced TV experience, integrated search functionality and seamless integration of entertainment services, including Netflix, Prime Video and illico+ (provided customers have a subscription with such services). Videotron allows its customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of additional channels, including U.S. superstations and other special entertainment channels. Customers may view programming live, record live programming or access Videotron’s VOD service which offers extensive programming choices such as television series, movies and documentaries that are available for free or to rent. These viewing options are also available through the Helix app and online. As of December 31, 2024, Videotron had 1,294,400 customers for its television service.
●	Wireline Telephony. Videotron offers wireline telephony service to its residential customers using VoIP technology. As of December 31, 2024, Videotron had 608,900 subscribers to its wireline telephony service.

Subscriber-based VOD Services

On August 13, 2024, Videotron announced the merger of Club illico and Vrai into a single subscription-based VOD platform, illico+. Launched on October 23, 2024, illico+ offers a diverse range of unlimited, on-demand French-language scripted and non-scripted content (movies, series, documentaries, docu-reality, reality shows, comedy performances, etc.). In its efforts to offer original content to its customers, illico+ funds the production of series, documentaries, movies and shows for which it holds first window rights, prior to their linear broadcast. The new illico+ boasts over 829 million viewings since the launch of Club illico in 2013 and the launch of Vrai in 2021, making it a key player in the on-demand video entertainment landscape in the markets in which it is offered. illico+ is also accessible through mobile apps, web browsers and various smart TVs.

Business Telecommunications Services

Videotron Business is a premier full-service telecommunications provider servicing small, medium and large sized businesses, as well as telecommunications carriers. In recent years, Videotron has significantly grown its customer base and has become a leader in the business telecommunications segment maintaining the largest market share in wireline services in the Province of Québec. Products and services include mobile telephony, Internet solutions, telephony and television solutions, as well as fiber connectivity, private network connectivity, Wi-Fi, managed services and security solutions. The depth of Videotron’s service offering enables Videotron Business to meet the growing demand from business customers.

Videotron Business serves customers through a dedicated salesforce and customer service teams with solid expertise in the business market and a dedication to providing exceptional customer service. Videotron Business relies on its extensive coaxial, fiber-optic and LTE-A and 5G wireless networks to provide the best possible customized solutions to all its customers.

Customer Statistics Summary

The following table summarizes Videotron’s customer statistics for its suite of advanced products and services:

	At December 31,
	2024(1)	2023(1)	2022

	(in thousands of customers)

Revenue-generating units (RGUs)(2)	7,774.1	7,522.8	5,540.4
Mobile Telephony
Mobile telephony lines	4,138.2	3,764.9	1,710.4
Internet
Internet customers	1,732.6	1,727.6	1,682.7
Penetration(3,4)	45.3%	45.7%	45.4%
Television
Television customers	1,294.4	1,355.6	1,396.1
Penetration(3,4)	34.6%	36.6%	38.1%
Wireline Telephony
Wireline telephony lines	608.9	674.7	751.2
Penetration(3,4)	16.4%	18.4%	20.7%
Homes passed	3,692.4	3,657.7	3,619.7
(1)	Includes the Freedom customers added pursuant to the Freedom Acquisition.
(2)	RGUs are the sum of subscriptions to the Internet access and television services, plus subscriber connections to the mobile and wireline telephony services.
(3)	Represents customers (or telephony lines) as a percentage of total home passed.
(4)	Penetration of homes passed excluding customers to Internet access, television and wireline telephony services served through Videotron’s purchase of wholesale Internet services from third parties.

Pricing of the Corporation’s Products and Services

Videotron’s revenues are mainly derived from the monthly fees its customers pay for Internet access, television and mobile and wireline telephony services, as well as VOD services. The rates Videotron charges vary based on the market served and the level of service selected. Rates are adjusted regularly. Videotron also offers discounts to its customers who subscribe to more than one of its services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2024, approximately 68% of its Videotron-branded residential customers were bundling two services or more. A one-time installation or activation fee, which may be waived in part during certain promotional periods, may be charged to new customers. Monthly rental payments for equipment, such as Helix Fi gateways or Helix TV terminals, may also be charged depending on the promotional offer.

Videotron’s Network Technology

Mobile Services

On January 28, 2025, following the close of the period covered by this annual report, Freedom announced that it was extending 5G+ access to all customers’ monthly mobile plans, irrespective of price. Existing customers with compatible phones received automatic 5G+ access at no extra cost, marking a significant step forward in the democratization of high-speed mobile connectivity.

As of December 31, 2024, Videotron’s mobile network reached 72% of the Canadian population, allowing the vast majority of the population of Ontario, Québec, British Columbia, Alberta and Manitoba, Canada’s five most populous provinces, to benefit from Videotron’s mobile services. In addition to the coverage provided by its network, Videotron has roaming agreements with other Canadian mobile carriers to enable its customers to receive mobile service in nearly all other areas in Canada where wireless service is available. Videotron also offers international wireless voice and data services to its customers through roaming agreements with wireless service providers outside Canada.

In 2013, Videotron signed a 20-year agreement with Rogers for cooperation and collaboration in the build-out and operation of a shared LTE wireless network in the Province of Québec and the Ottawa region (the “Rogers LTE Agreement”). In September 2014, Videotron launched its joint LTE wireless network with Rogers. Videotron maintains its business independence throughout this agreement, including its product and service portfolios, billing systems and customer data. In April 2023, Videotron and Rogers settled a dispute regarding the Rogers LTE Agreement and therefore, the parties will pursue the joint network until the end of its term in 2033. In Ontario, British Columbia and Alberta, Videotron operates the LTE network that it acquired as a result of the Freedom Acquisition and this network is not subject to the Rogers LTE Agreement. Videotron’s LTE network is the backbone for its 5G network as it is rolled out nationally.

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

Videotron holds wireless spectrum licenses in Québec, Southern Ontario, Eastern Ontario, Manitoba, Alberta and British Columbia, spread across the AWS-1, AWS-3, 600 MHz, 700 MHz, 2500 MHz, 3500 MHz and 3800 MHz bands. These licenses qualified Videotron to launch its MVNO service in October 2023. The wireless spectrum licenses holdings of Videotron total approximately 6.3 billion MHz per population (MHz-Pop), corresponding to an average of approximately 189 MHz of spectrum per Canadian in the provinces covered by the spectrum held. The following tables summarize Videotron’s spectrum license holdings:

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
3800 MHz
●
Between 10 MHz and 90 MHz in Québec, Eastern and Southern Ontario, Manitoba, Alberta and British Columbia
●
Between 80 MHz to 100 MHz of combined 3800 MHz and 3500 MHz spectrum in major cities, including Toronto, Montréal, Vancouver, Ottawa, Calgary, Edmonton, Québec City and Winnipeg
Planned to be used in 5G network

As part of the Rogers LTE Agreement, Videotron also has access to the following spectrum licenses held by Rogers:

Type of Spectrum	Rogers’ Licenses	Licenses’ Use
700 MHz	● 20 MHz in Québec and Ottawa	Used in LTE network
AWS-1	● 20 MHz in Québec and Ottawa	Used in LTE network

Videotron plans to continue developing and enhancing its mobile technological offering by densifying network, expanding coverage and increasing download speeds. Videotron’s network is designed to support important customer growth in coming years as well as rapidly evolving mobile technologies.

Wireline Services

As of December 31, 2024, Videotron’s cable network consisted of fiber-optic cable and coaxial cable, covering approximately 84% of the Province of Québec’s estimated 4.1 million residential premises. Its network is the largest broadband network in the Province of Québec and supports direct connectivity with networks in Ontario, the Maritimes and the United States.

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

In order to meet the ever-expanding service needs of the customer in terms of video, telephony and Internet access services, Videotron consistently invests to enhance the capabilities of its wireline network. These investments imply, among other things, the deployment of fiber-optic deeper into the network and therefore closer to the customer premises. This fiber deployment translates into an increase, year after year, in the number of nodes and a corresponding decrease in the number of customer premises served by each node. In certain cases when economically justified, such as in greenfield areas, Videotron is deploying a fiber-to-the-home (“FTTH”) solution and fiber-optic cable is therefore extended all the way to the customer premises. Investments in Videotron’s network also include an extension of the upper limit of the radio frequency spectrum available for service offerings. As of December 31, 2024, 89% of the Corporation’s network has been upgraded to a bandwidth of 1002 MHz, the remaining of its network being at 750 MHz.

Videotron currently uses the DOCSIS 3.1 standard to offer gigabit downstream high speeds across almost its entire network. The Corporation is committed to further evolving its network by taking advantage of more advanced communication standards, expanding its spectrum and deploying more fiber with the objective of providing its customers with symmetrical multigigabit speeds across its coverage area. Videotron is notably evaluating the opportunity to upgrade its network with the DOCSIS 3.1+ and DOCSIS 4.0 technologies. In addition, as part of the evolution of its network, the Corporation also intends to virtualize and automate many network functions in order to increase operating efficiency and expand capacity. Along with these network enhancements, the Corporation plans to continue to expand its wireline network to reach new homes and businesses within and outside its existing coverage area to increase the number of passed premises.

Marketing and Customer Care

Videotron’s long term marketing objective is to increase its cash flow through exceptional customer experience, deeper market penetration of its services, development of new services and revenue and operating margin growth per customer. Videotron believes that customers will come to view the connection that it offers as the best distribution channel to their home for a multitude of services. To achieve this objective, Videotron is pursuing the following strategies:

●	develop attractive bundle offers to encourage its customers to subscribe to two or more products, which increases customer retention and operating margins;
●	continue to rapidly deploy advanced products on all its services – mobile and wireline telephony, Internet access, television and subscription-based VOD – to maintain and increase Videotron’s leadership and consequently, to gain additional market share;
●	design product offers that provide greater opportunities for customer entertainment and information;
●	deploy strong retention strategies aiming to maintain its existing customer base;
●	develop targeted marketing programs to attract former customers, households that have never subscribed to certain of its services and customers of alternative or competitive services as well as target specific market segments;
●	enhance the relationship between customer service representatives and its customers by training and motivating customer service representatives to promote advanced products and services;

●	leverage the retail presence of its Videotron- and Freedom-branded stores and kiosks, third-party commercial retailers, and authorized distributors;
●	maintain and promote its leadership in content and entertainment by leveraging the wide variety of services offered by Quebecor Media to its existing and future customers;
●	introduce new value-added packages of products and services, which Videotron believes optimizes opportunities to improve customer retention;
●	leverage its business market, using its network and expertise with its commercial customer base, to offer additional bundled services to its customers; and
●	develop new products, services and digital platforms to respond to the technological needs and continuously evolving consumer behaviors.

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

Maximizing customer satisfaction is a key element of Videotron’s business strategy. In support of its commitment to customer satisfaction, Videotron continues to provide 24-hour customer service hotline seven days a week to its Videotron branded customers, in addition to its web-based customer service capabilities. All of its customer service representatives and technical support staff are trained to assist customers with all of its products and services, which in turn allows its customers to be served more efficiently and seamlessly. Videotron’s customer care representatives continue to receive extensive training to perfect their product knowledge and skills, which contributes to customer retention and higher levels of customer service. Videotron utilizes surveys, focus groups and other research tools to assist marketing efforts and anticipate customer needs. To increase customer loyalty, Videotron also leverages strategic partnerships to offer exclusive promotions, privileges and contests which contribute to expanding its value proposition to its customers.

Programming

Videotron believes that offering a wide variety of programming is an important factor in influencing a customer’s decision to subscribe to, and retain, its television and VOD services. Videotron devotes resources to obtaining access to a wide range of programming that Videotron believes will appeal to both existing and potential customers. Videotron relies on extensive market research, customer demographics and local programming preferences to determine its channel and package offerings. The CRTC currently regulates the distribution of foreign content in Canada and, as a result, Videotron is limited in its ability to provide such programming to its customers. Videotron obtains basic and premium programming from a number of suppliers, including all major Canadian media groups.

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

Competition

Videotron operates in a highly competitive business environment in the areas of price, product and service offerings and customer service. Due to ongoing technological developments, the distinctions among traditional platforms are fading rapidly. The Internet as well as mobile devices are becoming important broadcasting and distribution platforms. In addition, mobile operators are now offering wireless and fixed wireless Internet services and Videotron’s telephony service is also competing with Internet-based solutions. Given the highly regulated nature of the industry and the increasing speed of technological developments, the already competitive dynamics could increase further in the future, driven by existing competitors or new entrants.

●	ILECs. In the province of Québec, both Bell and Telus operate wireline networks that overlap with Videotron’s wireline footprint, with Bell accounting for this overlap in most regions. Bell and TELUS’ networks allow them to provide a full range of wireline services, including Internet access, television and home telephony services, leveraging the FTTH and fibre-to-the-node technologies. Because fiber optic cables can carry much more data than traditional copper telephone cables, especially over long distances, ILECs have built and continue to build fiber-optic network infrastructure further into their networks. This optical fiber deployment enables them to offer data transmission speeds in several Videotron service areas that are higher than those provided with traditional copper DSL technology.
●	Mobile Network Operators. The Canadian wireless market is characterized by the presence of three national incumbent mobile operators, Bell, TELUS and Rogers who operate under these names and under their flanker brands: VirginPlus (Bell), Lucky Mobile (Bell), Koodo (TELUS), Public Mobile (TELUS), Fido (Rogers) and Chatr (Rogers). The range of services available varies depending on the province or region, with some providers offering a full range of telecommunications services and others providing only mobile services. These competitors have a longer operating history in mobile telephony, larger and more diverse spectrum holdings as well as greater operational and financial resources than Videotron. The Canadian incumbents are deploying their 5G and 5G+ networks, and these technologies are becoming the new industry standards.
●	Fixed wireless access. While the provision of Internet service via wireless airwaves instead of cables, commonly known as fixed wireless access, has traditionally been used in rural areas where there is no or limited access to high-speed Internet, this technology could be increasingly used in the future by Canadian mobile network operators to use excess capacity on their mobile networks. This technology could allow certain wireless network operators to offer a bundled service offering outside their wireline network footprint.
●	MVNO. The CRTC’s decision ordering national incumbent wireless carriers to provide MVNO access services to regional wireless carriers for a period of seven years could have a significant impact on the Corporation’s competitive environment, potentially introducing new MVNO competitors. For instance, Cogeco Communications Inc. has announced its intention to launch wireless services across its footprint in Ontario and Québec.
●	Third Party Internet Service Providers. Videotron competes against third-party ISPs making use of the wholesale TPIA service mandated by the CRTC to offer residential and commercial Internet access, as well as VoIP and video distribution services. Several TPIA providers are now part of large telecommunications companies, including Distributel and EBox for Bell, Altima and Start.ca for TELUS, Comwave for Rogers, Oxio for Cogeco and VMedia for Videotron.
●	Low Earth Orbit satellite technology. Satellite operators such as Xplore, Telesat and Starlink are increasing their existing high-speed Internet access capabilities with the launch of high-throughput satellites, targeting households in low population density and remote locations and claiming future download speeds comparable to the Corporation’s low and medium download speeds. These operators may also have the technical capability to offer direct-to-device services, which would allow mobile devices to connect directly to satellites without needing traditional cellular networks. However, technical, regulatory and economic barriers currently prevent a commercial deployment of direct-to-device services at scale.
●	Internet Video Streaming. The continuous technology improvement of the Internet, combined with higher download speeds and its affordability, favors the development and deployment of alternative technologies such as digital content offered by OTT video service providers through various Internet streaming platforms such as Netflix, Amazon Prime Video, Disney+ and Apple TV+. While having a positive impact on the demand for Videotron’s Internet access services, the growth of this model has been accompanied by certain trends away from television and cable television services.

●	Direct Broadcast Satellite. DBS is also a competitor to Videotron’s television services. DBS delivers digital programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to cable delivery transmissions. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna.
●	Grey and Black Market Providers. Providers of television signals continue to face competition from the use of access codes and equipment that enable the unauthorized decoding of encrypted satellite signals, from unauthorized access to Videotron’s television signals (black market) and from the reception of foreign signals through subscriptions to foreign satellite television providers that are not lawful distributors in Canada (grey market). Providers of Internet services also face competition from unauthorized Wi-Fi service resellers within multi-unit residential buildings.
●	Internet-based communication service providers. The increase in the number of communication options available using an Internet connection, including VoIP telephony, video conferencing, instant messaging, social networking services and email, has intensified the competitive environment in which Videotron operates its wireline telephony service.
C -	Regulation

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

Broadcasting and Telecommunications Legislative Review

The Canadian Government has asked the Broadcasting and Telecommunications Legislative Review Panel (the “Review Panel”) to present recommendations on legislative changes that may be needed to maximize the benefits the digital age brings to citizens, creators, cultural stakeholders, the communications industry and the Canadian economy. On January 29, 2020, the Review Panel released its final report. Given the non-binding nature of the recommendations made by the Review Panel in its final report, Videotron has no visibility as to which recommendations, if any, will be implemented. Following the release of the Review Panel final report, the Government of Canada put forward Bill C-10, An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts, which was mainly designed to regulate online broadcasting services. Though Bill C-10 was passed by the House of Commons in June 2021, it was terminated in the Senate upon the dissolution of Parliament in August 2021. On February 2, 2022, the Government of Canada introduced Bill C-11 which proposed to amend the Broadcasting Act in order to include foreign OTT content providers in Canada’s regulatory framework. Bill C-11 was passed by Parliament and received Royal assent on April 27, 2023.

Following the adoption of Bill C-11 and the coming into force of the amended Broadcasting Act, the CRTC launched a process to modernize the regulatory framework.

On September 29, 2023, the CRTC released its first two decisions arising from the consultations. In Broadcasting Regulatory Policy CRTC 2023-329 and Broadcasting Order CRTC 2023-330, the CRTC establishes a registration obligation for online undertakings and defines which classes of such undertakings are exempt from registration. In Broadcasting Regulatory Policy CRTC 2023-331 and Broadcasting Order CRTC 2023-332, it sets out conditions of service and related exemption for certain classes of online undertakings. As a result of these decisions, River TV is subject to the registration obligation and the conditions of services while illico+ (previously Club illico and Vrai) remains exempt.

On June 4, 2024, in Broadcasting Regulatory Policy CRTC 2024-121, the CRTC mandated that online undertakings unaffiliated with traditional Canadian broadcasting undertakings contribute 5% of their Canadian revenues to support the domestic broadcasting system.

On January 9, 2025, as part of its continued modernization of the regulatory framework, the CRTC launched a consultation on market dynamics between small, medium and large programming, distribution and online services. Its stated objective is to analyze the regulatory tools available such as the Wholesale Code, carriage and access rules, mandatory distribution services, dispute resolution processes, standstill rule, and undue preference complaints, and to establish a fair and competitive marketplace as well as a sustainable model for the delivery and discoverability of diverse Canadian and Indigenous content. The consultation will lead to a public hearing starting on May 12, 2025.

Broadcasting License Fees

Prior to the adoption of Bill C-11 on April 27, 2023, programming and BDU licensees were subject to two separate annual license fees payable to the CRTC (the Part I and the Part II license fees). With the amended Broadcasting Act, the Canadian Government abolished the obligation to pay the Part II license fees that were imposed on all television undertakings and distribution undertakings with licensed activity exceeding specific thresholds.

Therefore, only one annual license fee, the Part I license fee, remains payable to the CRTC under the amended Broadcasting Act and such fee aims to enable the CRTC to recover its cost of regulating the broadcasting industry. The amended Broadcasting Act also broadens the pool of potential feepayers from licensed broadcasting undertakings to all broadcasting undertakings, including online undertakings. On March 21, 2024, the CRTC issued Broadcasting Regulatory Policy CRTC 2024-65 regarding the new broadcasting fees regulations that will come into force on April 1, 2024. The new broadcasting fees regulations require that traditional broadcasters and online streaming services pay fees on an annual basis. The fees are calculated and based on the broadcasting revenues feepayers make in Canada and generally relate to broadcasting activities that are expected to generate a significant level of regulatory activity. These regulations should minimize the regulatory burden on the Canadian broadcasting system. The new broadcasting fees regulations allow traditional broadcasters and online streaming services to continue to benefit from exemption thresholds: large broadcasting ownership groups will not pay fees on the first $25 million in revenue and individual broadcasters will not pay fees on the first $2 million in revenue. Under the new broadcasting fees regulations, traditional broadcasters will pay a lower percentage of total fees.

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

Videotron operates 60 cable systems pursuant either to the issuance of a license or of an order that exempts certain network operations from the obligation to hold a license. Cable systems serving 20,000 subscribers or fewer and operating their own local headend are exempt from the obligation to hold a license pursuant to the exemption orders issued by the CRTC on February 15, 2010 (Broadcasting Order CRTC 2009-544). These cable systems are required to comply with the specific programming carriage requirements set out in the exemption orders and comply with the Canadian ownership and control requirements set out in the Direction to CRTC. Videotron currently holds 8 cable distribution licenses which were renewed on August 2, 2018 in Broadcasting Decision CRTC 2018-269, for the period of September 1, 2018 to August 31, 2024 and further administratively renewed on August 8, 2023 in Broadcasting decision CRTC 2023-245, for the period of September 1, 2024 to August 31, 2026.

Videotron acquired VMedia after its transfer from Quebecor Media on September 23, 2022. Since Broadcasting Decision CRTC 2024-96 which revoked VMedia’s cable distribution license for the Montréal Area, VMedia holds a single cable distribution license for the Greater Toronto Area and diverse locations in Ontario. This license was renewed on August 2, 2018 in Broadcasting decision CRTC 2018-270, for the period of September 1, 2018 to August 31, 2025, and further administratively renewed on August 8, 2023 in Broadcasting decision CRTC 2023-245, for the period of September 1, 2025 to August 31, 2026. VMedia also operates several exempted systems pursuant to CRTC’s exemption order for terrestrial broadcasting distribution undertakings serving fewer than 20,000 subscribers. On December 11, 2024, the CRTC approved the liquidation of VMedia and the transfer of its licenses (under the same conditions and duration) and exempted systems to Freedom. VMedia has been liquidated into Freedom on January 1st, 2025.

In order to conduct its business, Videotron must maintain its broadcasting distribution undertaking licenses in good standing. Failure to meet the terms of its licenses may result in their short-term renewal, suspension, revocation or non-renewal. Videotron has never failed to obtain a license renewal for any cable system.

Distribution of Canadian Content

The Broadcasting Distribution Regulations issued by the CRTC pursuant to the Broadcasting Act mandate the types of Canadian and non-Canadian programming services that may be distributed by BDUs, including cable television systems. For example, local television stations are subject to “must carry” rules which require terrestrial distributors, such as cable operators, to carry these signals and, in some instances, those of regional television stations as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under the “must carry” rules is designed to ensure that the signals of local broadcasters reach cable households. Furthermore, cable operators and Direct-to-Home (“DTH”) operators must offer their customers more Canadian programming than non-Canadian programming services. In summary, each cable television system is required to distribute all of the Canadian programming services that the CRTC has determined to be appropriate for the market it serves, which includes local Canadian stations, services designated by the CRTC under section 9.1(1)h) of the Broadcasting Act for mandatory distribution on the basic service, educational services and, if offered, the community channel, and the provincial legislature.

Broadcasting Distribution Regulations

The Broadcasting Distribution Regulations promote competition among BDUs and the development of new technologies for the distribution of such services while ensuring that quality Canadian programs are broadcast. The Broadcasting Distribution Regulations include other important rules such as:

●	Competition and Carriage Rules. The Broadcasting Distribution Regulations provide equitable opportunities for all distributors of broadcasting services and prohibit a distributor from giving an undue preference to any person, including itself, or subjecting any person to an undue disadvantage. This gives the CRTC the ability to address complaints of anti-competitive behavior on the part of certain distributors. Signal carriage and substitution requirements are imposed on all cable television systems.
●	Contribution to Local Expression, Canadian Programming and Community Television. All distributors, except systems with fewer than 2,000 customers, are required to contribute at least 5% of their gross annual broadcast revenues to the creation and presentation of Canadian programming, including community programming.
●	Inside Wiring Rules. The CRTC determined that the inside wiring portion of cable networks creates a bottleneck facility that could affect competition if open access is not provided to other distributors. Incumbent Carriers may retain the ownership of the inside wiring, but must allow usage by competitive undertakings to which the cable company may charge a just and reasonable fee for the use of the inside wire. Moreover, the CRTC found that it was appropriate to amend the Broadcasting Distribution Regulations to permit access by subscribers and competing BDUs to inside wire in commercial and institutional properties. Therefore, the CRTC directed all licensees to negotiate appropriate terms and conditions, including a just and reasonable rate, for the use by competitors of the inside wire such licensees own in commercial and institutional properties.

Rates

Videotron’s revenue related to television is derived mainly from (a) monthly subscription fees for basic cable service; (b) fees for premium services such as specialty services, pay-television, pay-per-view television and VOD; and (c) installation and additional outlets charges.

In accordance with Broadcasting Regulatory Policy CRTC 2015-96, effective as of March 1, 2016, the CRTC regulates the fees charged by cable or non-cable BDUs for basic services. The price of the entry-level basic service offerings will be limited to $25 or less per month.

Vertical Integration

In September 2011, the CRTC released Broadcasting Regulatory Policy CRTC 2011-601 setting out its decisions on the regulatory framework for vertical integration. Vertical integration refers to the ownership or control by one entity of both programming services, such as conventional television stations or pay and specialty services, as well as distribution services, such as cable systems or DTH satellite services. The CRTC: prohibits companies from offering television programs on an exclusive basis to their mobile or Internet subscribers in a manner that they are dependent on the subscription to a specific mobile or retail Internet access service; requires that any program broadcast on television, including hockey games and other live events, must be made available to competitors under fair and reasonable terms; allows companies to offer exclusive programming to their Internet or mobile customers provided that it is produced specifically for an Internet portal or a mobile device; and adopts a code of conduct to prevent anti-competitive behavior and ensure all distributors, broadcasters and online programming services negotiate in good faith. In Broadcasting Regulatory Policy CRTC 2015-438, the code of conduct was replaced by the Wholesale Code.

Hybrid VOD License

In Broadcasting Regulatory Policy CRTC 2015-86 issued on March 12, 2015, the CRTC considered appropriate to authorize a third category of VOD services based on a hybrid regulatory approach. In Broadcasting Order CRTC 2015-356, the CRTC has authorized these hybrid services to operate with the same flexibility as those services operating under the Digital Media Exemption Order (“DMEO”), provided that the services are delivered and accessed over the Internet without authentication to a BDU or mobile subscription. illico+ qualifies as a hybrid VOD service. In Broadcasting Regulatory Policy CRTC 2023-331 issued on September 29, 2023, the CRTC decided that the regulatory framework in which hybrid VOD services operate will remain unchanged for the moment.

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

On July 26, 2012, the CRTC amended the exemption order for digital media broadcasting undertakings (Broadcasting Order CRTC 2012-409). These amendments implement determinations made by the CRTC in the regulatory framework relating to vertical integration (Broadcasting Regulatory Policy CRTC 2011-601).

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

The CRTC implemented the following:

●	An obligation to provide information to the CRTC related, in particular, to its online activities in Canada, its programming, its financial information, the compliance with the terms of service or any applicable regulations or standards.
●	A provision precluding the online undertaking from providing undue preference to any person, including itself, or subjecting any person to an undue disadvantage.
●	An obligation to offer to all Canadians over the Internet all its programming that is made available in Canada, in a way that is not dependent on a subscription to a specific mobile service or retail Internet access service.

●	An obligation to file fee returns that can be used to calculate the fees that fund the CRTC’s operations (Part I fee).

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

ISP Liability

In 1996, the Society of Composers, Authors and Music Publishers of Canada (“SOCAN”) proposed a tariff to be applied against ISPs, in respect of composers’/publishers’ rights in musical works communicated over the Internet to ISPs’ customers. SOCAN’s proposed tariff was challenged by a number of industry groups and companies. In 1999, the Copyright Board decided that ISPs should not be liable for the communication of musical works by their customers, although they might be liable if they themselves operated a musical website. In June 2004, the Supreme Court of Canada (“SCC”) upheld this portion of the decision of the Copyright Board and determined that ISPs do not incur liability for copyright content when they engage in normal intermediary activities, including web hosting for third parties and caching. Consequently, ISPs may, however, be found liable if their conduct leads to the inference that they have authorized a copyright violation. At the end of 2012, amendments to the Copyright Act clarified ISPs’ liability with respect to acts other than communication to the public by telecommunication, such as reproductions, implements “safe harbours” for the benefit of ISPs, and further put in place a “notice and notice” process to be followed by ISPs, meaning that copyright infringement notices must now be sent to the Internet end-users by ISPs.

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

In the Canadian telecommunications market, Videotron operates as a Competitive Local Exchange Carrier (“CLEC”), a reseller of telecommunication and High-Speed retail Internet services and a Broadcast Carrier. Videotron also operates its own 4G, LTE-A and 5G mobile wireless networks and offers services over these networks as a Wireless Service Provider (“WSP”).

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

The Corporation currently holds licenses in the following frequency bands:

●	Licenses in the 700 MHz band, which are set to expire in April 2034.
●	Licenses in the AWS-3 band, which are set to expire in April 2035.
●	Licenses in the 2500 MHz band, which are set to expire in March 2035, June 2035 and June 2038.
●	Licenses in the AWS-1 band, which are set to expire in December 2038, February 2039, March 2039 and September 2039.
●	Licenses in the 600 MHz band, which are set to expire in May 2039.
●	Licenses in the 3500 MHz band, which are set to expire in December 2041.
●	Licenses in the 3800 MHz band, which are set to expire May 2044.

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

In a decision issued on December 21, 2016, the CRTC established a new universal service objective under which all Canadians, in urban areas as well as rural and remote areas, are to have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. Pursuant to this decision, the CRTC phased out the revenue-based contribution regime that previously subsidized local telephone service and replaced it with a new regime that now subsidizes broadband Internet access services in underserved areas. The new regime began on January 1, 2020, with an expansion of the contribution base to include retail Internet revenues for the first time. In 2020, $100 million was collected for broadband Internet projects, gradually increasing to $150 million in 2024, totaling $675 million over five years. The distribution of the collected funds to eligible broadband Internet projects is managed through a series of calls for applications. Announcements of successful applications began in 2020 and, by October 2024, the CRTC committed up to $700 million to connect 47,000 households, improve cellphone service over 630 kilometers of major roads, and build over 4,900 kilometers of fiber to communities. Consequently, Videotron has been incurring increased revenue-based contribution payments since 2020. Moreover, the CRTC is currently reviewing its fund through a Telecom Notice of Consultation, launched in March 2023, and will likely issue a decision which will include a new maximum annual amount of funding.

In parallel with the CRTC’s initiative, the federal government has also announced a series of initiatives intended to subsidize or otherwise facilitate the provision of broadband Internet access services in underserved areas. Most notable is the creation of a $1.75 billion Universal Broadband Fund (“UBF”). The Government of Québec also subsidizes the provision of broadband Internet access services in underserved areas through the Régions branchées program. On May 25, 2020, the Government of Québec announced that Videotron would be a recipient of funding under this program. On March 22, 2021, Videotron and the Government of Québec, jointly with the federal government through the UBF, signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in remote regions. Under these agreements, Videotron has extended its high-speed Internet network to connect more than 37,000 additional households as the governments have committed to provide financial assistance in the amount of approximately $258 million, which has been fully invested in Videotron’s network extension.

Right to Access to Telecommunications and Support Structures

The CRTC has concluded that some provisions of the Telecommunications Act may be characterized as encouraging joint use of existing support structures of telephone utilities to facilitate efficient deployment of cable distribution undertakings by Canadian carriers. Videotron accesses these support structures in exchange for a tariff that is regulated by the CRTC. If it were not possible to agree on the use or conditions of access with a support structure owner, Videotron could apply to the CRTC for a right of access to a supporting structure of a telephone utility. The SCC, however, held on May 16, 2003, that the CRTC does not have jurisdiction under the Telecommunications Act to establish the terms and conditions of access to the support structures of hydroelectricity utilities. Terms of access to the support structures of hydroelectricity utilities must therefore be negotiated with those utilities.

Videotron has entered into comprehensive support structure access agreements with all of the major hydroelectric companies and all of the major telecommunications companies in its service territory. Difficulties have nevertheless been encountered in securing timely, efficient and cost-effective access to the support structures of Bell. As a result, on June 16, 2020, Videotron filed an application with the CRTC requesting it to take action to eliminate Bell’s anticompetitive practices. On April 16, 2021, the CRTC granted Videotron’s application in part, directing Bell to complete, at its own cost, the make-ready work required under certain Videotron applications for access permits as well as issue such permits after this make-ready work was completed. Also, on October 30, 2020, in response to concerns raised by numerous parties including Videotron, the CRTC initiated its own broader consultation regarding potential regulatory measures to make access to poles by Canadian carriers more efficient. As a result of this consultation, the CRTC published a decision on February 15, 2023, which introduced a series of said measures.

On October 17, 2023, Bell submitted an application to the CRTC seeking approval to more than double its pole attachment rate in Ontario and Québec, from $12.48 to $25.08 annually – an increase of over 100%. Videotron, along with other cable carriers, opposed the granting of Bell’s application and challenged Bell’s justifications for such a substantial increase. The approval of Bell’s application by the CRTC, or of pole attachment rates that are meaningfully higher than current rates, could have a material adverse effect on the Corporation’s business, financial condition and results of operations. On March 11, 2025, the CRTC made Bell’s current rate of $12.48 applicable on an interim basis. Consequently, should the CRTC approve any rate increase on a final basis, the final rate will most likely be applicable retroactively to March 11, 2025.

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

On October 25, 2021, a consortium of small ISPs filed an application with the CRTC to review and vary its July 27, 2021, decision by requiring mandated access to fiber IBW. Videotron filed comments in support of this application. In March 2023, the CRTC denied the application finding that the consortium has not demonstrated that there was substantial doubt as to the correctness of the original decision.

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

Since 1998, the CRTC has exercised its power to place general conditions on the provision of Internet services, for example, to establish a framework governing the traffic management practices that may be employed by an ISP. On July 31, 2019, the CRTC published the mandatory code of conduct for large facilities-based providers of retail Internet services in the residential market (the “Internet Code”). The Internet Code, which took effect on January 31, 2020, includes measures related to such matters as contract clarity, changes to contracts and related documents, bill management and contract cancellation and extension.

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

Following the approval of the new instructions to the CRTC on February 13, 2023, the CRTC launched on March 8, 2023, a notice of consultation to review the wholesale access service framework. Given the changing market conditions, the CRTC will review several points including its preliminary views that (i) the provision of aggregated wholesale access services should continue to be mandated; (ii) access to FTTH facilities should be provided over these services; and (iii) the provision of FTTH facilities over aggregated wholesale access services should be mandated on a temporary and expedited basis, until the CRTC reaches a decision as to whether such access is to be provided indefinitely. The CRTC also imposed an immediate interim reduction of 10% to the monthly capacity charge and declared that existing aggregated tariffs should now be interim. Videotron proposed new FTTH tariffs on April 24, 2023 and new aggregated wholesale access services tariffs on June 22, 2023.

On November 6, 2023, the CRTC issued an interim decision (“Decision 2023-358”) directing Bell and TELUS to provide workable wholesale access to their FTTP networks in Ontario and Québec within six months. Bell subsequently filed an appeal with the federal cabinet. On November 6, 2024, the Governor in Council expressed concerns about the disproportionate size of the three largest telecommunications service providers in Canada—Bell, Rogers, and TELUS—relative to other ISPs, and about the viability of small and regional ISPs. Thus, the Governor in Council referred the Telecom Decision 2023-358 back to the CRTC in order for it to reconsider, within 90 days, whether or not Bell, Rogers, TELUS and their affiliates should be prohibited from using aggregated FTTP services in Ontario and Québec, in addition to tariffs approved by the CRTC.

On August 13, 2024, the CRTC issued a Final Decision regarding the requirement to provide wholesale access to the telecommunication services providers such as Bell, TELUS and SaskTel (“Telcos”) and cable FTTP services. For the time being, the Corporation will not be required to provide wholesale access to its FTTP, but the CRTC may revise this decision if it deems necessary for the real Internet market. The CRTC confirmed that Telcos must offer wholesale access to their FTTP networks on an aggregated basis across Canada as of February 13, 2025. Only FTTP locations deployed before August 13, 2024, will be accessible, with a five-year exemption for locations deployed after this date. Several applications were filed with the CRTC to appeal the Final Decision, arguing that Bell, TELUS and Rogers and their affiliates should be prohibited from using aggregated FTTP services across Canada, and that this prohibition should also apply to cableco HFC access. The CRTC has consolidated these applications into one single process. Although the new regulation came into force on February 13, 2025, the decision regarding the appeal process will come at a later date. Depending on the CRTC decision, the Corporation may be required to provide access to its HFC network to the three largest telecommunications service providers in Canada (bearing in mind that Bell’s network already significantly overlaps the Corporation’s network).

On October 24, 2024, the CRTC set the interim rates for FTTP services outside of Ontario and Québec and updated certain elements of the November 2023 interim rates for Ontario and Québec. The CRTC also expressed its willingness to move quickly to set the terms, conditions and final rates for aggregated wholesale FTTP services. The Corporation expects a final decision during the course of 2025. There is no new information regarding when the CRTC will set new TPIA rates for cable companies in Canada with respect to TPIA services.

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

Consumer Protection

The Telecom Regulatory Policy CRTC 2017-200 (the “Wireless Code”) was published on June 3, 2013 and came into force on December 2, 2013. It includes, among other things, a limit on early cancellation fees to ensure customers can take advantage of competitive offers at least every two years, as well as measures requiring service providers to unlock wireless devices, to offer a trial period for wireless contracts, and to set default caps on data overage charges and data roaming charges. On June 15, 2017, the CRTC published a series of revisions to the Wireless Code, including, among other things, new rules ensuring customers will be provided with unlocked devices, giving families more control over data overages, setting minimum usage limits for the trial period and clarifying that data is a key contract term that cannot be changed during the commitment period without the customer’s consent. In addition, on March 4, 2021, the CRTC published a decision affirming that device financing plans fall under the scope of the Wireless Code, given the inextricable link between such plans and wireless service plans. As a result, the CRTC determined that such plans with terms longer than 24 months are not compliant with the Wireless Code. Finally, in October 2022, in Decision CRTC 2022-294, the CRTC clarified an element of the Wireless Code with respect to the calculation of termination fees. Specifically, the CRTC clarified the definition of the term “manufacturer’s suggested retail price” (“MSRP”) provided in Telecom Regulatory Policy 2013-271 stating that, for the purpose of Section G of the Wireless Code, the list price of a mobile wireless device as published by the original equipment manufacturer (the “OEM”) on the OEM’s Canadian website at the time of entering into a contract is deemed to be the MSRP. Thus, if a wireless provider sells a device with an inflated price in order to grant greater discounts to its customers, in return, it can no longer calculate the amount of the cancellation fees based on this inflated price but must instead do it based on the MSRP.

On December 17, 2014, the Government of Canada’s second omnibus budget implementation bill for 2014 (“Bill C-43”) received Royal Assent. Bill C-43 amends both the Telecommunications Act and the Radiocommunication Act to give the CRTC and ISED the option to impose monetary penalties on companies that violate established rules such as the Wireless Code and those related to the deployment of spectrum, services to rural areas and tower sharing.

Wholesale Roaming

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

On October 7, 2024, the CRTC issued a decision regarding the review of rates and the rate-setting approach for wholesale roaming services. This decision was prompted by a May 2022 application from regional carriers, including Cogeco Communications, Eastlink, Videotron, and Xplore, who argued that the existing rates were excessively high and outdated. The CRTC acknowledged that the current rates might no longer be just and reasonable, citing trends in retail data revenue and usage. To expedite the establishment of fairer rates, the CRTC mandated a commercial negotiation process supplemented by FOA if parties cannot reach an agreement. This approach aims to introduce lower wholesale roaming rates efficiently, enabling regional carriers to offer more competitive plans and promotions while continuing to invest in their networks. To ensure fairness, the CRTC will annually publish certain rate benchmarks, including the weighted average retail revenue per gigabyte of data in Canada, and encourages regional carriers to negotiate collectively if they choose. Until new rates are established, the existing tariffed rates will remain in effect on an interim basis.

Wholesale Access for MVNOs

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

On April 15, 2021, the CRTC published its new mobile wireless policy framework. In it, the CRTC ordered the dominant incumbent wireless carriers to provide MVNO access services for a period of seven years to regional wireless carriers in those geographic areas where the regional carriers hold spectrum. MVNO access rates are to be negotiated between the incumbent and regional carriers, with CRTC FOA as a backstop. The CRTC’s new mobile wireless policy framework also contains important enhancements to the existing wholesale roaming framework, including an obligation on the part of incumbent carriers to provide seamless handoff and a confirmation that mandatory roaming applies to 5G networks. In addition, the CRTC once again stated that the incumbent wireless carriers are expected to offer and promote certain low-cost and occasional use wireless plans to Canadians. Finally, in response to calls that it takes action to ensure timely access to municipal rights of way and passive infrastructure to facilitate deployment of 5G network equipment, the CRTC decided that no further action is necessary or appropriate at this time, stating that insofar as these issues are within the CRTC’s jurisdiction, existing policies and procedures are sufficient to address them.

On May 14, 2021, TELUS filed a motion with the FCA seeking leave to appeal two elements of the CRTC’s April 15, 2021 framework: (i) the decision to order the incumbent carriers to provide seamless handoff as part of their wholesale roaming services, and (ii) the decision not to take further action to ensure timely access to municipal rights of way and passive infrastructure. On April 13, 2023, the FCA upheld the CRTC’s decision. Of note, the FCA found that CRTC’s jurisdiction does not extend to resolving disputes regarding access to municipal and other public infrastructure for the purposes of constructing, operating and maintaining mobile wireless infrastructure. On the other issue, the FCA found that CRTC’s decision to mandate the condition of seamless roaming in the provision of wholesale roaming services fell within its power to impose conditions of service and does not conflict with the conditions of spectrum license determined by the Minister of Industry. TELUS subsequently obtained leave to appeal to the SCC and filed its arguments in January 2024 focusing only on the issue of access to municipal infrastructures. On March 4, 2024, the Corporation filed arguments with the SCC in support of TELUS. Pleadings with the SCC took place in December 2024 and the Corporation is awaiting judgment.

On October 19, 2022, the CRTC issued the terms and conditions for Wholesale Access Service for Facilities-Based MVNOs. Although access to the wholesale service for MVNOs is commercially negotiated, these terms and conditions constitute the operating framework of the service for MVNOs and establish rules to be respected both on the side of the national wireless providers which provide such service and on the regional wireless providers which request access to such service. Following the publication of this framework, the CRTC published, on December 9, 2022, a bulletin which establishes the practice and procedure for FOA to determine MVNO access rates. The criteria set out in this bulletin are favorable to regional wireless providers wishing to apply for the MVNO access service. On May 9, 2023, the CRTC issued its amended terms and conditions for the wholesale MVNO access tariffs and directed the national wireless providers to (i) have the MVNO service operational and ready for use no later than 30 days following the date the tariffs are finalized (i.e., June 8, 2023) and (ii) put in place the seamless hand-off functionality within 90 days following the date the tariffs are finalized (i.e., August 7, 2023). The CRTC also concluded that the parties should have signed agreements within 90 days of the date of this order approving the final rates (i.e., August 7, 2023) and that if this deadline was not respected, the Commission would consider using all the tools at its disposal to ensure compliance with its framework.

On July 24, 2023, the CRTC issued its decision with regards to the FOA between the Corporation and Rogers regarding wholesale MVNO access rates. The Commission has selected the Corporation’s offer and directed the parties to enter into an MVNO access agreement consistent with the Corporation’s offer so that the Corporation can expand competitive mobile wireless services to Canadians as quickly as possible. Following this decision, on August 23, 2023, Rogers filed an appeal in the FCA, contesting CRTC’s decision to adopt Quebecor’s proposed rate for accessing Rogers’ MVNO service. Despite this action, the Corporation has launched its MVNO national offer using Rogers’ MVNO service access on October 16, 2023. Rogers obtained leave to appeal to the FCA. Court hearings will take place in May 2025.

On October 10, 2023, the CRTC issued its decision with regards to the FOA between the Corporation and Bell regarding wholesale MVNO access rates. The Commission has selected Bell’s offer and directed the parties to enter into an MVNO access agreement consistent with Bell’s offer so that the Corporation can expand competitive mobile wireless services to Canadians as quickly as possible. Following this decision, the Corporation launched its MVNO national offer using Bell’s MVNO service access on October 11, 2023. Even though the Corporation complied with the steps outlined in Bell’s service terms and conditions in order to proceed with its commercial launch, Bell is disputing the commercial launch date of October 11, 2023 and refuses to grant the Corporation access to its MVNO service. The Corporation has filed a complaint with the CRTC to argue that Bell is employing dilatory measures to thwart efforts to achieve fair competition and price reductions in Canada. On August 29, 2024, the CRTC denied the Corporation’s complaint and directed both Bell and the Corporation to finalize an MVNO access agreement by September 12, 2024, which would serve as the commercial start date of the service. The agreement was signed on September 12, 2024. However, on November 27, 2024, the Corporation filed a review and vary procedure asking the CRTC to review its August 29, 2024 decision with regard to its commercial launch date with Bell.

Earlier, on April 22, 2024, the CRTC issued its decision with regard to the FOA between the Corporation and TELUS as it pertains to wholesale MVNO access rates. The CRTC selected TELUS’ offer and directed the parties to enter into an MVNO access agreement consistent with TELUS’ offer so as to allow the Corporation to expand competitive mobile wireless services across Canada swiftly. Following this decision, the Corporation launched its MVNO national offer using TELUS’ MVNO service access on April 23, 2024.

On October 9, 2024, the CRTC issued a decision to direct Incumbent Carriers to include IoT and M2M markets, along with big enterprises, in their MVNO wholesale service access.

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

On February 20, 2019, the CRTC published its Report on Misleading or Aggressive Communications Retail Sales Practices. The CRTC found evidence of misleading or aggressive sales practices by certain telecommunications services providers and concluded that more needs to be done to protect consumers. The report also noted that, even with the existing measures put in place, misleading or aggressive sales practices occur to an unacceptable degree. The CRTC is taking action to introduce new measures to ensure Canadians’ interactions with their service providers are carried out in a fair and respectful way, such as creating the new Internet Code discussed above and a secret shopper program to monitor sales practices. The CRTC has since implemented customer protection measures, including requirements for transparency and clarity in contracts.

In November 2024, the CRTC initiated proceedings to address the amendments to the Telecommunications Act set out in An Act to implement certain provisions of the budget tabled in Parliament on April 16, 2024. These proceedings invite comments on the following topics: (i) enhancing customer notification, (ii) removing barriers to switching plans and (iii) enhancing self-serving mechanisms.

Additionally, on December 4, 2024, the CRTC announced a Telecom Notice of Hearing to be held on June 10, 2025 to gather views on making shopping for home Internet services easier for Canadians. As part of this hearing, the CRTC is seeking comments, through a notice of consultation, on (i) a standardized format for presenting information, for example, a standard label similar to nutrition labeling on food products; (ii) the information consumers need when choosing service plans; (iii) the need to explain technical information; and (iv) the role of the Commission for Complaints for Telecom-television Services in administering any new rules.

D -	Organizational Structure

Videotron is a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a wholly-owned subsidiary of Quebecor. The following chart illustrates Videotron’s corporate structure as of March 26, 2025, including its significant subsidiaries, together with the jurisdiction of incorporation or organization of each entity. In each case, unless otherwise indicated, Videotron owns a 100% equity and voting interest in its subsidiaries.

E -	Property, Plants and Equipment

Videotron’s corporate offices are located in leased space at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8 (187,592 square feet) in the same building as Quebecor Media’s head office.

Videotron also owns or leases several buildings, as indicated in the following table which presents, for each building, the address, the leased or owned status of the property, the primary use of the main facilities and the approximate square footage. In addition to the buildings indicated in the following table, Videotron owns or leases a significant number of smaller locations for signal reception sites, customer service, retail stores and business offices.

			Floor Space
			Occupied
Address	Owned/Leased Property	Use of Property	(approximate sq. ft.)
Montréal, Québec 2155 Pie IX Street	Owned property	Office and Technical spaces, Headend	128,000

Montréal, Québec 150 Beaubien Street	Owned property	Office and Technical spaces, Headend	72,000

Montréal, Québec 4545 Frontenac Street	Leased property	Office space, Warehouse, Headend	88,000

Québec City, Québec 2200 Jean-Perrin Street	Owned property	Regional Headend for the Québec City region and Office space	40,000

Toronto, Ontario 88 Queen Quay	Leased property	Office space	23,000

Mississauga, Ontario 6991 Tranmere	Leased property	Technical core and Warehouse	19,000

Calgary, Alberta Bay 60, 2256-29 St NE	Leased property	Technical core	7,418

North Vancouver, British Columbia 209-221 West Esplanade	Leased property	Technical core	12,000

Liens and Charges

On June 13, 2024, all liens granted on Videotron’s assets pursuant to its senior credit facilities were terminated. All the related debt instruments (including derivative financial instruments) are now unsecured.

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

Videotron acquired Freedom Mobile Inc. (“Freedom”) from Shaw Communications Inc. on April 3, 2023. Videotron paid $2.07 billion in cash and assumed certain liabilities, mainly lease obligations. The acquisition included the Freedom brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets.

The Corporation uses financial measures not standardized under IFRS, such as adjusted EBITDA, adjusted cash flows from operations, free cash flows from operating activities and consolidated net debt leverage ratio. Also, the Corporation used key performance indicators, such as revenue-generating unit (“RGU”) and average monthly mobile revenue per unit (“mobile ARPU”). The Corporation discontinued the use of total ARPU as of the first quarter of 2024. With the evolution of the product mix as a result of the Corporation’s geographic diversification, total ARPU is no longer meaningful. Definitions of the non-IFRS measures and key performance indicators used by the Corporation are provided in the “Non-IFRS financial measures” and “Key performance indicators” sections.

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

Through the acquisition of Freedom in 2023 and the Mobile Virtual Network Operator (“MVNO”) framework, Videotron entered the British Columbia, Alberta and Manitoba telecommunications markets and strengthened its position in the Ontario market. This expansion of Videotron’s wireless business outside of its traditional Québec footprint has intensified its geographic diversification, with approximately 45% of mobile subscribers in Québec, 40% in Ontario and 15% in Western Canada. In addition to the Freedom brand, the service territory of the Fizz brand has gradually expanded across additional provinces. Entering new markets as an MVNO enables Videotron to further expand its reach and offer its competitive services to even more potential users. Videotron, Fizz and Freedom collectively now reach over 33 million Canadians, more than 80% of Canada’s population. Videotron is also taking advantage of the wholesale third party Internet access (“TPIA”) regulatory framework to complete its telecommunications service offering outside its wireline network service area by allowing it to add Internet and other wireline services to its wireless product offerings under its Freedom and Fizz brands.

Videotron’s mobile network covers all major Canadian metropolitan areas including more than 29 million people with the LTE technology and more than 20 million people with the 5G technology.

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

Highlights

2024 financial year

Revenues: $4.84 billion, a $181.1 million (3.9%) increase due mainly to the contribution of Freedom.

Adjusted EBITDA:1 $2.34 billion, a $105.1 million (4.7%) increase, mainly due to the contribution of Freedom.

Net income attributable to shareholders: $828.3 million, a $30.9 million (3.9%) increase.

Adjusted cash flows from operations:1 $1.76 billion, a $62.7 million (3.7%) increase, including the contribution of the Freedom acquisition.

Cash flows provided by operating activities: $1.76 billion, a $160.2 million (10.0%) increase.

1 See “Non-IFRS financial measures.”

Fourth quarter 2024

Revenues: $1.27 billion, a $32.2 million (-2.5%) decrease.

Adjusted EBITDA: $565.9 million, a $6.9 million (1.2%) increase.

Net income attributable to shareholders: $192.4 million a $4.1 million (2.2%) increase.

Adjusted cash flows from operations: $430.6 million, a $32.0 million (8.0%) increase.

Cash flows provided by operating activities: $376.2 million, a $47.9 million (14.6%) increase.

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

	Years ended			Three months ended
	December 31			December 31
	2024	2023	2022	2024	2023
Revenues:
Mobile telephony	$1,663.5	$1,420.7	$780.3	$422.1	$406.1
Internet	1,254.0	1,283.8	1,238.1	310.0	324.0
Television	777.9	802.6	799.2	191.0	199.2
Wireline telephony	248.9	278.3	292.5	60.0	67.1
Mobile equipment sales	695.1	613.5	322.2	239.1	239.4
Wireline equipment sales	27.8	70.1	92.2	1.5	17.3
Other	167.9	185.0	193.7	41.8	44.6
	4,835.1	4,654.0	3,718.2	1,265.5	1,297.7
Employee costs	(490.8)	(472.3)	(397.7)	(124.1)	(125.1)
Purchase of goods and services	(2,008.9)	(1,951.4)	(1,407.6)	(575.5)	(613.6)
Adjusted EBITDA	2,335.4	2,230.3	1,912.9	565.9	559.0
Depreciation and amortization	(883.8)	(844.0)	(699.6)	(220.3)	(215.4)
Financial expenses	(340.9)	(331.0)	(244.6)	(78.9)	(87.7)
Restructuring, impairment of assets and other	(27.0)	(20.1)	(13.5)	(16.0)	(3.9)
Income taxes	(255.4)	(237.7)	(197.9)	(58.3)	(63.7)
Net income	$828.3	$797.5	$757.3	$192.4	$188.3
Net income attributable to shareholders	828.3	797.4	757.2	192.4	188.3
Non-controlling interests	—	0.1	0.1	—	—

Table 1 (continued)	Years ended			Three months ended
	December 31			December 31
	2024	2023	2022	2024	2023
Capital expenditures	$579.1	$536.7	$457.1	$135.3	$160.4
Acquisition of spectrum licences	298.9	9.9	—	—	—
Cash flows:
Adjusted cash flows from operations	1,756.3	1,693.6	1,455.8	430.6	398.6
Free cash flows from operating activities[1]	1,190.1	1,060.8	912.7	293.4	182.5
Cash flows provided by operating activities	1,755.3	1,595.1	1,350.5	376.2	328.3
Balance sheet:
Cash and cash equivalents	$39.9	$8.0	$1.8
Working capital	(207.1)	(1,142.5)	(10.4)
Net assets related to derivative financial instruments	141.2	110.8	199.5
Total assets	12,229.4	10,510.7	8,746.9
Bank indebtedness	3.0	—	0.4
Total long-term debt (including current portion)	7,619.7	7,645.3	5,356.6
Lease liabilities (current and long term)	378.5	346.1	158.3
Equity attributable to the shareholder	338.9	155.6	(231.1)
Consolidated net debt leverage ratio[1]	3.35x	3.38x	2.78x
●	In 2024, the Corporation increased its revenues by $181.1 million (3.9%) and its adjusted EBITDA by $105.1 million (4.7%), due primarily to the acquisition of Freedom in April 2023.
●	In 2024, the Corporation increased its revenues from mobile services and equipment ($324.4 million or 15.9%) due to the impact of the Freedom acquisition and revenue growth at Videotron.
●	There was a net increase of 251,300 RGUs[2] (3.3%) in 2024, including 373,300 connections (9.9%) to the mobile telephony service.
●	On February 20, 2025, Videotron announced the expansion of its wireless service area in several sectors of the Municipalité régionale de comté (“MRC”) de Témiscamingue. Residents and businesses in these sectors can now subscribe to Videotron wireless services. This followed the expansion of Videotron’s service area in the MRC de la Haute-Côte-Nord and the MRC de Charlevoix-Est announced on December 12, 2024, and in the Gaspésie and Côte-Nord regions announced on September 26, 2024.
●	On February 5, 2025, Fizz announced the launch of Fizz TV, an all-digital television service. Available to all Fizz Internet subscribers in Québec, Fizz TV is differentiated by a pick-and-pay model that lets users build their own low-cost TV plan.
●	On January 28, 2025, Freedom announced a major upgrade to its services: State-of-the-art 5G+ technology was henceforth included in all monthly mobile plans, regardless of price. 5G+ access was also automatically added to the 5G plans of all existing customers with compatible phones, at no extra cost. This was a major step forward in improving the availability of high-speed mobile connectivity. Freedom also expanded international roaming options for its customers by extending the scope of Roam Beyond, a revolutionary plan that lets users enjoy the features of their mobile plan in over 100 global destinations.
●	Videotron, Fizz and Freedom stood out in Léger’s 2025 WOW Index, which was released on January 24, 2025. The survey once again ranked Videotron as the top telecom provider in Québec for in-store experience, while Fizz held its position as the Canadian leader in online experience for the sixth consecutive year. Freedom moved up to third place in online experience.

1 See “Key performance indicators.”

●	The outstanding customer service provided by Videotron, Fizz and Freedom Mobile was reflected again in the annual report of the Commission for Complaints for Telecom-television Services (“CCTS”), released on January 15, 2025. While the volume of complaints logged by CCTS about the telecom industry as a whole rose sharply by 38%, complaints about Videotron decreased by 14%, the third consecutive annual decline. Fizz and Freedom saw variations of -2% and +5.7% respectively. In a survey conducted by Léger in August 2024, Quebecers again rated Videotron as the telecommunications company with the best customer service. Videotron was picked by almost twice as many respondents as its nearest rival, confirming its status as the leader in customer service.
●	In 2024, Fizz and Freedom announced the expansion of their service areas in several regions of Canada through agreements reached under the Canadian Radio-television and Telecommunications Commission's ("CRTC") MVNO regime. On September 5, 2024, Fizz announced the expansion of its footprint with the addition of new service areas in British Columbia, Alberta, Manitoba, Ontario and Québec, bringing Fizz’s 100% digital universe to an additional 2.2 million Canadians. Also, on November 18, 2024, Freedom announced that it had enhanced its wireless network in Ontario, Alberta and British Columbia by activating nearly 180 sites in the preceding months.
●	On May 7, 2024, Freedom announced the phased roll-out of its affordable new wireline Internet and TV services, Freedom Home Internet and Freedom TV, becoming a true multi-service player and positioning itself to address a new customer segment seeking bundled offers.
●	On April 10, 2024, Videotron announced that it would help improve wireless coverage in outlying regions of Québec by installing at least 37 new cell towers in Abitibi-Témiscamingue and the Laurentians in partnership with the Québec government.

Financing transactions

●	On February 26, 2025, Videotron amended and restated its credit agreement to, among other things, amend its existing $500.0 million revolving credit facility by creating two tranches: (i) a first tranche in the amount of $250.0 million maturing in February 2030, and (ii) a second tranche in the amount of $250.0 million maturing in February 2026 and providing for a conversion option into a term facility maturing in February 2027.
●	On January 29, 2025, Videotron adjusted the total amount of credit available under its revolving credit facility from $2.00 billion to $500.0 million.
●	On November 8, 2024, Videotron issued US$700.0 million aggregate principal amount of 5.700% Senior Notes, or 5.10% taking into account cross-currency swaps, maturing on January 15, 2035. Videotron used the net proceeds, together with drawings on its revolving credit facility, to repay in full its $700.0 million Tranche A term loan maturing in October 2025 and its 5.750% Senior Notes maturing in 2026 in the amount of $375.0 million.
●	On June 21, 2024, Videotron issued $600.0 million aggregate principal amount of Senior Notes bearing interest at 4.650% and maturing on July 15, 2029, and $400.0 million aggregate principal amount of Senior Notes bearing interest at 5.000% and maturing on July 15, 2034, for total net proceeds of $992.6 million, net of discount at issuance and financing costs of $7.4 million. The proceeds were used to repay US$600.0 million aggregate principal amount of Senior Notes on June 17, 2024 and to reduce drawings on its revolving bank credit facility.
●	On June 17, 2024, Videotron redeemed at maturity its Senior Notes in aggregate principal amount of US$600.0 million, bearing interest at 5.375%, and unwound the related hedging contracts for a total cash consideration of $662.3 million.
●	On June 13, 2024, Videotron amended its term credit facility by extending the maturity of the first tranche of $700.0 million from October 2024 to October 2025 and transitioning to the Canadian Overnight Repo Rate Average (“CORRA”). This tranche was repaid in November 2024.
●	On June 13, 2024, following new credit ratings for Videotron in May 2024, all liens on Videotron's assets granted to the bank lenders were terminated and the related debt instruments (including derivatives) are now unsecured.

●	On May 6, 2024, S&P Global Ratings upgraded Videotron’s unsecured debt from BB+ to BBB- with a stable outlook. On May 30, 2024, Moody’s Ratings upgraded Videotron's unsecured debt from Ba2 to Baa3 with a stable outlook.

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

In the markets where Videotron is expanding its footprint, three well-established mobile carriers offering a full range of telecommunication services over national wireline and wireless networks have a strong presence. These wireless carriers have long business histories, a large portfolio of spectrum licences and considerable operational and financial resources. The geographically expansion of Videotron’s wireless business creates a more competitive mobile telephony environment in markets where Freedom operates. Since the closing of the Freedom acquisition, significant enhancements have been made to Freedom’s offering, plans and network to improve the customer experience. These enhancements include the introduction of 5G services, seamless handoff and nationwide free roaming.

The Corporation anticipates that significant and recurring investments and costs will continue to be required in the Canadian markets recently entered in order to, among other things, potentially acquire new spectrum licences for the deployment of the latest technologies, expand and maintain the newly acquired mobile networks, support the launch and penetration of new services, attract and retain customers, including commercial efforts and marketing campaigns, and compete effectively with the national wireless carriers and other current or potential competitors in these markets.

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

2024/2023 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of operations and cash flows

Revenues: $4.84 billion in 2024, a $181.1 million (3.9%) increase.

●	Revenues from mobile telephony services increased $242.8 million (17.1%) to $1.66 billion, mainly because of an increase in the number of subscriber connections due to the impact of the Freedom acquisition in April 2023 and organic growth at both Videotron and Freedom, partially offset by lower average per-connection revenues.
●	Revenues from Internet access services decreased $29.8 million (-2.3%) to $1.25 billion, mainly because of the decrease in average per-subscriber revenues.
●	Revenues from television services decreased $24.7 million (-3.1%) to $777.9 million, primarily because of a decrease in the subscriber base.
●	Revenues from wireline telephony services decreased $29.4 million (-10.6%) to $248.9 million, mainly because of the impact of the decrease in subscriber connections.
●	Revenues from mobile equipment sales to customers increased $81.6 million (13.3%) to $695.1 million, mainly because of the impact of the Freedom acquisition as well as higher prices, partially offset by a decrease in the number of mobile devices sold.

●	Revenues from wireline equipment sales to customers decreased $42.3 million (-60.3%) to $27.8 million, essentially because of the availability of Helix equipment on a rental basis since the beginning of June 2024.
●	Other revenues decreased $17.1 million (-9.2%) to $167.9 million, mainly reflecting lower revenues from OTT video services.

Mobile ARPU1: $35.22 in 2024 compared with $37.44 in 2023, a $2.22 (-5.9%) decrease, mainly attributable to higher promotional discounts, lower overage revenues and a change in the customer mix, including the dilutive effect of Freedom’s and Fizz’s prepaid services.

Customer statistics

Acquisition of Freedom

The acquisition of Freedom on April 3, 2023 was significantly accretive to growth, adding 1,844,400 RGUs, consisting of 1,824,400 subscriber connections to the mobile telephony service and 20,000 subscriptions to the Internet access service.

Analysis of current business

RGUs - The total number of RGUs was 7,774,100 at December 31, 2024, an increase of 251,300 (3.3%) in 2024, compared with an increase of 138,000 in 2023 (Table 2).

Mobile telephony - The number of subscriber connections to the mobile telephony service stood at 4,138,200 at December 31, 2024, an increase of 373,300 (9.9%) in 2024, compared with an increase of 230,100 in 2023 (Table 2).

Internet access - The number of subscribers to the Internet access service stood at 1,732,600 at December 31, 2024, an increase of 5,000 (0.3%) in 2024, compared with an increase of 24,900 in 2023 (Table 2).

Television - The number of subscribers to television services stood at 1,294,400 at December 31, 2024, a decrease of 61,200 (-4.5%) in 2024, compared with a decrease of 40,500 in 2023 (Table 2).

Wireline telephony - The number of subscriber connections to wireline telephony services stood at 608,900 at December 31, 2024, a decrease of 65,800 (-9.8%) in 2024, compared with a decrease of 76,500 in 2023 (Table 2).

Table 2

Year-end RGUs

(in thousands of customers)

	2024	2023	2022	2021	2020

Mobile telephony	4,138.2	3,764.9	1,710.4	1,601.9	1,481.1
Internet access	1,732.6	1,727.6	1,682.7	1,607.8	1,568.7
Television	1,294.4	1,355.6	1,396.1	1,418.6	1,475.6
Wireline telephony	608.9	674.7	751.2	824.9	924.7
Total	7,774.1	7,522.8	5,540.4	5,453.2	5,450.1

Adjusted EBITDA: $2.34 billion, a $105.1 million (4.7%) increase, mainly due to the impact of the Freedom acquisition, as well as a decrease in operating expenses, on a same-store basis, as a result of stringent cost control, partially offset by the impact of lower revenues on a same-store basis.

Cost/revenue ratio: Employee costs and purchases of goods and services for all operations, expressed as a percentage of revenues, were 51.7% in 2024 compared with 52.1% in 2023.

1 See “Key performance indicators.”

Net income attributable to the shareholder: $828.3 million in 2024, compared with $797.4 million in 2023, an increase of $30.9 million (3.9%).

●	The favourable variance was mainly:
o	$105.1 million increase in adjusted EBITDA.
●	The unfavourable variances were:
o	$39.8 million increase in the depreciation and amortization charge;
o	$17.7 million increase in the income tax expense;
o	$9.9 million increase related to financial expenses;
o	$6.9 million unfavourable variance in the charge for restructuring, impairment of assets and other.

Adjusted cash flows from operations: $1.76 billion in 2024 compared with $1.69 billion in 2023 (Table 12). The $62.7 million (3.7%) increase was due to the $105.1 million increase in adjusted EBITDA, partially offset by a $42.4 million increase in capital expenditures, mainly due to the impact of the Freedom acquisition, partially offset by the receipt in 2024 of government credits for large investment projects made in recent years.

Cash flows provided by operating activities: $1.76 billion, a $160.2 million (10.0%) increase due primarily to the increase in adjusted EBITDA and the favourable net change in non-cash balances related to operating activities, partially offset by the increase in current income taxes.

Depreciation and amortization charge: $883.8 million, a $39.8 million increase due primarily to the impact of the Freedom acquisition.

Financial expenses: $340.9 million, a $9.9 million increase caused mainly by higher average indebtedness, including the impact of the financing of the Freedom acquisition, and by an unfavourable variance in loss or gain on foreign currency translation of short-term monetary items, partially offset by the impact of the lower average interest rate on the long-term debt.

Charge for restructuring, impairment of assets and other: $27.0 million, a $6.9 million unfavourable variance.

For 2024, the Corporation recorded a $15.7 million charge for impairment of assets ($0.4 million in 2023), a $7.6 million charge in connection with cost-reduction measures ($4.9 million in 2023), acquisition costs of $1.2 million ($15.6 million in 2023, including costs related to the Freedom transaction), and a $2.5 million net charge on other items (net gain of $0.8 million in 2023).

Income tax expense: $255.4 million in 2024 (effective tax rate of 26.3%), compared with $237.7 million in 2023 (effective tax rate of 26.4%), a $17.7 million unfavourable variance caused essentially by the impact of the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

2024/2023 FOURTH QUARTER COMPARISON

Analysis of consolidated results of operations and cash flows

Revenues: $1.27 billion, a $32.2 million (-2.5%) decrease essentially due to the same factors as those noted above under “2024/2023 financial year comparison,” aside from the impact of the Freedom acquisition.

●	Revenues from mobile telephony services increased $16.0 million (3.9%) to $422.1 million.
●	Revenues from Internet access services decreased $14.0 million (-4.3%) to $310.0 million.
●	Revenues from television services decreased $8.2 million (-4.1%) to $191.0 million.

●	Revenues from wireline telephony services decreased $7.1 million (-10.6%) to $60.0 million.
●	Revenues from mobile equipment sales to customers decreased $0.3 million (-0.1%) to $239.1 million.
●	Revenues from wireline equipment sales to customers decreased $15.8 million (-91.3%) to $1.5 million.
●	Other revenues decreased $2.8 million (-6.3%) to $41.8 million.

Mobile ARPU: $34.36 in the fourth quarter of 2024 compared with $36.29 in the same period of 2023, a $1.93 (-5.3%) decrease, mainly attributable to higher promotional discounts, lower overage revenues and a change in the customer mix, including the dilutive effect of Freedom’s and Fizz’s prepaid services.

Customer statistics

Analysis of current business

RGUs – 49,700 unit (0.6%) increase in the fourth quarter of 2024 compared with an increase of 48,300 in the same period of 2023.

Mobile telephony – 87,500 subscriber-connection (2.2%) increase in the fourth quarter of 2024, compared with an increase of 66,100 in the same period of 2023.

Internet access – 1,700 subscriber (-0.1%) decrease in the fourth quarter of 2024, compared with an increase of 6,300 in the same period of 2023.

Television – 17,500 subscriber (-1.3%) decrease in the fourth quarter of 2024, compared with a decrease of 6,900 in the same period of 2023.

Wireline telephony – 18,600 subscriber-connection (-3.0%) decrease in the fourth quarter of 2024, compared with a decrease of 17,200 in the same period of 2023.

Adjusted EBITDA: $565.9 million, a $6.9 million (1.2%) increase, mainly due to disciplined management of promotional discounts and lower costs related to device sales following the integration of Freedom's operations, offset by the impact of the decrease in revenues.

Cost/revenue ratio: Employee costs and purchases of goods and services for all operations, expressed as a percentage of revenues, were 55.3% in the fourth quarter of 2024 compared with 56.9% in the same period of 2023.

Net income attributable to the shareholder: $192.4 million in the fourth quarter of 2024, compared with $188.3 million in the same period of 2023, an increase of $4.1 million (2.2%).

●	The favourable variances were:

o$8.8 million decrease in financial expenses;

o$6.9 million increase in adjusted EBITDA;

o$5.4 million decrease in the income tax expense.

●	The unfavourable variances were:

o$12.1 million increase in the charge for restructuring, impairment of assets and other;

o$4.9 million increase in the depreciation and amortization charge.

Adjusted cash flows from operations: $430.6 million in the fourth quarter of 2024 compared with $398.6 million in the same period of 2023 (Table 12). The $32.0 million (8.0%) increase was due to the $6.9 million increase in adjusted EBITDA and to the $25.1 million decrease in capital expenditures, mainly due to the receipt in 2024 of government credits for large investment projects, partially offset by increased network investments.

Cash flows provided by operating activities: $376.2 million, a $47.9 million (14.6%) increase in the fourth quarter of 2024 due primarily to the favourable net change in non-cash balances related to operating activities, the decrease in the cash portion of financial expenses and the increase in adjusted EBITDA.

Depreciation and amortization charge: $220.3 million in the fourth quarter of 2024, a $4.9 million increase.

Financial expenses: $78.9 million in the fourth quarter of 2024, a $8.8 million decrease due primarily to the impact of lower average interest rates on long-term debt.

Charge for restructuring of operations, impairment of assets and other: $16.0 million in the fourth quarter of 2024, a $12.1 million unfavourable variance.

A $2.8 million charge was recognized in the fourth quarter of 2024 in connection with cost-reduction initiatives ($3.5 million in 2023). A $11.7 million charge for impairment of assets was also recognized in the fourth quarter of 2024, due primarily to the integration of Freedom ($0.1 million in 2023). In addition, a $1.5 million net charge on other items was recognized in the fourth quarter of 2024 ($0.3 million in 2023).

Income tax expense: $58.3 million in the fourth quarter of 2024 (effective tax rate of 27.5%), compared with $63.7 million in the same period of 2023 (effective tax rate of 26.9%), an $5.4 million favourable variance caused by the decrease in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

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

Mobile ARPU: $37.44 in 2023 compared with $39.16 in 2022, a $1.72 (-4.4%) decrease, mainly attributable to a change in the customer mix, including the dilutive effect of Freedom’s and Fizz’s prepaid services.

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

Net income attributable to shareholders: $797.4 million in 2023, compared with $757.2 million in 2022, an increase of $40.2 million or 5.3%.

●	The favourable variance was:
o	$317.4 million increase in adjusted EBITDA.
●	The unfavourable variances were:
o	$144.4 million increase in the depreciation and amortization charge;
o	$86.4 million increase related to financial expenses;
o	$39.8 million increase in the income tax expense;
o	$7.7 million unfavourable variance in the charge for restructuring, impairment of assets and other.

Adjusted cash flows from operations: $1.69 billion in 2023 compared with $1.46 billion in 2022 (Table 12). The $237.8 million (16.3%) increase was due to the $317.4 million increase in adjusted EBITDA, partially offset by a $79.6 million increase in capital expenditures, including the impact of the Freedom acquisition and purchases of software licences.

Cash flows provided by operating activities: $1.60 billion, a $244.6 million (18.1%) increase due primarily to the increase in adjusted EBITDA and the decrease in current income taxes, partially offset by the increase in the cash portion of financial expenses, the unfavourable net change in non-cash balances related to operating activities and the unfavourable variance in the cash portion of restructuring, impairment of assets and other.

Depreciation and amortization charge: $844.0 million, a $144.4 million increase due primarily to the impact of the Freedom acquisition.

Financial expenses: $331.0 million, an $86.4 million increase due primarily to higher average indebtedness, including the impact of the financing of the Freedom acquisition, and also to the impact of higher average interest on long-term debt.

Charge for restructuring, impairment of assets and other: $20.1 million, a $6.6 million unfavourable variance.

A $4.9 million charge was recognized in 2023 in connection with cost-reduction initiatives ($3.9 million in 2022). An asset impairment charge of $0.4 million was also recorded in 2023 ($2.9 million in 2022). Other net charges in the amount of $14.8 million, including acquisition costs related to the Freedom transaction, were also recognized in 2023 ($6.7 million in 2022).

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

Operating activities

2024 financial year

Cash flows provided by operating activities: $1.76 billion in 2024 compared with $1.60 billion in 2023.

The $160.2 million (10.0%) increase was primarily due to:

●$105.1 million increase in adjusted EBITDA;
●$81.8 million favourable net change in non-cash balances related to operating activities, due primarily to favourable variances in income tax payable, contract assets, accounts receivable and inventory, partially offset by unfavourable variances in accounts payable, accrued charges and provisions;

Partially offset by:

●$26.1 million increase in current income taxes.

Compared with 2023, cash flows provided by operating activities were favourably impacted in 2024 by the Freedom acquisition (which accounted for a large portion of the increase in the adjusted EBITDA), despite the financial expenses associated with the financing of this acquisition.

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
●$10.8 million unfavourable variance in the cash portion of restructuring, impairment of assets and other.

Working capital: Negative $207.1 million as at December 31, 2024, compared with negative $1.14 billion as at December 31, 2023. The favourable variance of $935.4 million was mainly due to the redemption upon maturity by the Corporation of the entirety of its Senior Notes in the aggregate principal amount of US$600.0 million and the evolution of current- and long-term debt maturities.

Investing activities

2024 financial year

Cash flows used for capital expenditures: $565.6 million in 2024 compared with $536.0 million in 2023. The $29.6 million increase was due to a $42.4 million increase in capital expenditures, including the impact of the Freedom acquisition, partially offset by the receipt in 2024 of government credits for large investment projects. The increase in capital expenditure was partially offset by a $12.8 million favourable net change in current non-cash items.

Net subsidies received to finance capital expenditures: $34.2 million in 2024, compared with deferred subsidies of $39.3 million used in 2023. In 2024, a $37.0 million subsidy was received in advance as part of the Québec government’s new initiative to improve wireless coverage in outlying regions of Québec. The use of $2.8 million of these subsidies was also recorded as a reduction in capital expenditures in 2024. The figure for 2023 represents the use of subsidies received under the program to roll out high-speed Internet services, recorded as a reduction of capital expenditures.

Acquisitions of spectrum licenses: $298.9 million in 2024, compared with $9.9 million in 2023. On May 29, 2024, Videotron acquired 305 blocks of spectrum in the 3800 MHz band across the country.

Business acquisitions: $1.8 million in 2024 compared with $2.07 billion in 2023. Videotron disbursed $2.07 billion in 2023 to acquire Freedom.

Proceeds from disposal of assets: $0.4 million in 2024 compared with $1.7 million in 2023.

Issuance of a promissory note from the parent corporation: $836.0 million in 2023. On January 17, 2023, Quebecor Media issued a $836.0 million promissory note to Videotron, bearing interest at 7.000%. Drawings from the secured revolving credit facility were used to finance this promissory note.

2023 financial year

Cash flows used for capital expenditures: $536.0 million in 2023 compared with $444.8 million in 2022. The $91.2 million increase was due to a $79.6 million increase in capital expenditures, mainly attributable to the impact of the Freedom acquisition, and to the $11.6 million unfavourable net change in current non-cash items.

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

Issuance of a promissory note from the parent corporation: $836.0 million in 2023. On January 17, 2023, Quebecor Media issued a $836.0 million promissory note to Videotron, bearing interest at 7.000%. Drawings from the secured revolving credit facility were used to finance this promissory note.

Free cash flows from operating activities

2024 financial year

Free cash flows from operating activities: $1.19 billion in 2024 compared with $1.06 billion in 2023 (Table 13). The $129.3 million increase was due mainly to a $160.2 million increase in cash flows provided by operating activities, partially offset by a $29.6 million increase in cash flows used for capital expenditures.

2023 financial year

Free cash flows from operating activities: $1.06 billion in 2023 compared with $912.7 million in 2022 (Table 13). The $148.1 million increase was due mainly to a $244.6 million increase in cash flows provided by operating activities, partially offset by a $91.2 million increase in cash flows used for capital expenditures.

Financing activities

2024 financial year

Consolidated debt (long-term debt plus bank indebtedness): $24.6 million reduction in 2024; $30.4 million net favourable variance in the net asset related to derivative financial instruments.

●Debt reductions in 2024 essentially consisted of:
o	redemption upon maturity by the Corporation on June 17, 2024 of the entirety of its 5.375% Senior Notes in the aggregate principal amount of US$600.0 million;
o	repayment by the Corporation in November 2024 of the first $700.0 million tranche of its term credit facility;
o	redemption by the Corporation on November 25, 2024 of the entirety of its 5.75% Senior Notes in the aggregate principal amount of $375.0 million;
o	$363.6 million decrease in total drawings on the revolving bank credit facilities.
●Additions to debt in 2024 essentially consisted of:
o

issuance on November 8, 2024 of US$700.0 million aggregate principal amount of 5.700% Senior Notes maturing on January 15, 2035, for net proceeds of $964.6 million, net of $8.4 million related to the discount at issuance and financing costs;

o

issuance on June 21, 2024 of $600.0 million aggregate principal amount of Senior Notes bearing interest at 4.650% and maturing on July 15, 2029, and $400.0 million aggregate principal amount of Senior Notes bearing interest at 5.000% and maturing on July 15, 2034, for total net proceeds of $992.6 million;

o

$267.4 million unfavourable impact of exchange rate fluctuations. The consolidated debt increase attributable to this item was offset by the increase in the net asset related to derivative financial instruments.

●	Derivative financial instruments totalled a net asset of $141.2 million at December 31, 2024 compared with $110.8 million at December 31, 2023. The $30.4 million net favourable variance was mainly due to:
o	favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

o	receipt of the $163.0 million asset related to the hedging contracts on the Senior Notes redeemed on June 17, 2024;
o	unfavourable impact of interest rate trends on the fair value of derivative financial instruments.
●	On February 26, 2025, Videotron amended and restated its credit agreement to, among other things, amend its existing $500.0 million revolving credit facility by creating two tranches: (i) a first tranche in the amount of $250.0 million maturing in February 2030, and (ii) a second tranche in the amount of $250.0 million maturing in February 2026 and providing for a conversion option into a term facility maturing in February 2027, as well as introducing certain other updates and enhancements.
●	On January 29, 2025, Videotron adjusted the total amount of credit available under its revolving credit facility from $2.00 billion to $500.0 million.
●	On June 13, 2024, Videotron amended its term credit facility by extending the maturity of the first tranche of $700.0 million from October 2024 to October 2025 and transitioning to CORRA. This tranche was repaid in November 2024.
●	On June 13, 2024, following new credit ratings for Videotron in May 2024, all liens on Videotron's assets granted to the bank lenders were terminated and the related debt instruments (including derivatives) are now unsecured.

2023 financial year

Consolidated debt: $2.29 billion increase in 2023; $88.7 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

●	Additions to debt in 2023 essentially consisted of:
o

a $2.10 billion secured term credit facility that Videotron entered into with a syndicate of financial institutions on April 3, 2023 to finance the acquisition of Freedom. The term credit facility consists of three tranches of equal size maturing in October 2024, April 2026 and April 2027, bearing interest at Bankers’ acceptance rate, SOFR, Canadian prime rate or U.S. prime rate, plus a premium determined by Videotron’s leverage ratio;

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

Financial position

Net available liquidity: $535.9 million at December 31, 2024 for the Corporation and its wholly owned subsidiaries, pro forma the reduction of the revolving credit facility from $2.00 billion to $500.0 million, consisting of available unused revolving credit facilities of $499.8 million, plus cash and cash equivalents of $36.1 million.

Consolidated debt (long-term debt plus bank indebtedness): $7.59 billion at December 31, 2024, a $24.6 million decrease compared with December 31, 2023; $30.4 million net favourable variance in the net asset related to derivative financial instruments (see "Financing activities" above).

As at December 31, 2024, minimum principal payments on long-term debt in the coming years are as follows:

Table 3

Minimum principal payments on the Corporation’s long-term debt

12 months ending December 31

(in millions of Canadian dollars)

2025	$400.0
2026	716.3
2027	1,579.4
2028	750.0
2029	1,318.9
2030 and thereafter	2,855.1
Total	$7,619.7

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes, in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions, and other factors. The amounts involved may be material.

The weighted average term of the Corporation’s consolidated debt was approximately 4.7 years as of December 31, 2024 (3.5 years as of December 31, 2023). After taking into account hedging instruments, the debt consisted of approximately 84.9% fixed-rate debt (67.9% at December 31, 2023) and 15.1% floating-rate debt (32.1% at December 31, 2023).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital expenditures, acquisitions of spectrum licences, working capital, interest payments, income tax payments, debt and lease repayments, share repurchases, and dividend payments to the shareholder. The Corporation believes it will be able to meet future debt and lease liability maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. At December 31, 2024, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid to the parent corporation

For the year ended December 31, 2024, the Corporation paid $590.0 million in common dividends to the parent corporation, compared with $421.0 million in 2023. The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

Tax consolidation arrangements with the parent corporation

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

On April 17, 2024, the Corporation contracted a subordinated loan of $1.53 billion from Quebecor Media, bearing interest at a rate of 9.25%, payable semi-annually, and maturing on April 17, 2054. On the same day, the Corporation invested the total proceeds of $1.53 billion into 1,530,000 preferred shares, Series G, of 9511-8063 Quebec Inc., an affiliated corporation. These shares carry the right to receive an annual dividend of 9.35%, payable semi-annually.

All these transactions were carried out for tax consolidation purposes of Quebecor Media and its subsidiaries.

Issuance of shares

In 2022, the Corporation issued 20,958 common shares with a value of $17.3 million as part of VMedia transfer from Quebecor Media.

Spectrum licences

On May 29, 2024, Videotron acquired 305 blocks of spectrum in the 3800 MHz band across the country for a total price of $298.9 million (of which $59.8 million was paid in January 2024 and $239.1 million in May 2024). Approximately 61% of the 305 blocks of wireless spectrum are located outside Québec, mainly in southern Ontario, Alberta and British Columbia.

Analysis of consolidated balance sheet

Table 4

Consolidated balance sheet

Analysis of main variances between December 31, 2024 and 2023

(in millions of Canadian dollars)

	Dec. 31,	Dec. 31,
	2024[1]	2023[1]	Difference	Main reasons for difference

Assets

Cash and cash equivalents	$39.9	$8.0	$31.9	See “Cash flows and financial position”

Inventories	302.3	348.7	(46.4)	Impact of current variances in activities and rental of Helix equipment in 2024
Property, plant and equipment	3,034.3	3,152.9	(118.6)	Depreciation for the period less acquisitions
Intangible assets	3,401.3	3,299.3	102.0	Acquisitions, including spectrum licences, less amortization for the period
Derivative financial instruments[2]	141.2	110.8	30.4	See “Financing activities”
Other assets	509.6	348.5	161.1	Government credits receivable for large investment projects
Liabilities
Long‑term debt, including current portion and bank indebtedness	7,585.3	7,609.9	(24.6)	See “Financing activities”
[1]	The “restricted cash” and “deferred subsidies” line items are combined for the purposes of the analysis.

2Current and long-term assets less long-term liabilities.

ADDITIONAL INFORMATION

Contractual obligations

At December 31, 2024, material contractual obligations of operating activities included: capital repayment and interest on long-term debt and lease liabilities; capital expenditures and other commitments, including mobile devices; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 5 below shows a summary of these contractual obligations.

Table 5

Contractual obligations as of December 31, 2024

(in millions of Canadian dollars)

		Under	1‑3	3‑5	5 years
	Total	1 year	years	years	or more
Long‑term debt[1]	$7,619.7	$400.0	$2,295.7	$2,068.9	$2,855.1
Interest payments on long-term debt[2]	1,549.0	242.9	535.5	358.0	412.6
Lease liabilities	378.5	108.5	157.6	81.5	30.9
Interest payments on lease liabilities	56.2	17.2	23.3	11.2	4.5
Capital expenditures and other commitments	1,491.5	857.8	546.5	73.6	13.6
Derivative financial instruments[3]	(238.9)	(32.6)	(58.6)	(113.8)	(33.9)
Total contractual obligations	$10,856.0	$1,593.8	$3,500.0	$2,479.4	$3,282.8
[1]	The carrying value of long-term debt excludes financing costs.
[2]	Estimated interest payable on long-term debt based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2024.
[3]	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt.

Significant commitments included in Table 5

Videotron has agreements for the purchase of mobile devices from suppliers, a network-sharing and service exchange agreement with Rogers Communications Inc. (”Rogers”) and agreements for the roll-out of LTE-A and 5G radio access technologies. It also has an agreement with Comcast Corporation to operate an Internet Protocol Television (IPTV) delivery solution. As at December 31, 2024, the balance of those commitments stood at $1.23 billion.

Related party transactions

During the years ended December 31, 2024, 2023 and 2022, the Corporation incurred expenses with affiliated corporations, which are included in purchase of goods and services, and acquired property, plant and equipment and intangible assets from affiliated corporations. The Corporation also made sales to affiliated corporations.  These transactions were accounted for at the consideration agreed between parties.

Table 6

Related party transactions

(in millions of Canadian dollars)

	2024	2023	2022
Ultimate parent and parent corporation:
Revenues	$0.4	$0.4	$0.4
Purchase of goods and services	3.3	2.6	10.2
Operating expenses recovered	(1.4)	(1.8)	(2.0)

Corporations under common control:
Revenues	2.5	4.1	4.7
Purchase of goods and services	119.3	147.5	112.3
Operating expenses recovered	(2.6)	0.2	(0.7)

Other affiliated corporations
Purchase of goods and services	52.2	30.5	21.9
Acquisition of property, plant and equipment and intangible assets	35.6	11.0	8.6

Management arrangements

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $30.5 million in 2024 ($34.9 million in 2023 and $27.2 million in 2022). In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. These transactions were accounted for at the consideration agreed between the parties.

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

Outsourcing companies and suppliers

In the normal course of its operations, the Corporation enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Corporation agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Corporation provides indemnification to counterparties for damages caused by the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the consolidated balance sheets with respect to these indemnifications.

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

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, restricted cash, trade receivables, contract assets, promissory notes from the parent corporation, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

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

Table 7

Description of derivative financial instruments at December 31, 2024

(in millions of dollars)

Foreign exchange forward contracts

	CAN dollar average
	exchange rate	Notional	Notional
Maturity	per one U.S. dollar	amount sold	amount bought

Less than 1 year	1.3685	$158.7	US$116.0

Interest rate swaps

Maturity	Notional amount	Pay/receive	Fixed rate	Floating rate

2027	$700.0	Pay fixed/ receive floating	3.213%	Daily Compounded CORRA

Cross-currency swaps

Hedged item	Hedging instrument
				CAN dollar
				exchange rate on
			Annual interest rate	interest and
	Period	Notional	on notional amount	capital payments
	covered	amount	in CAN dollars	per one U.S. dollar

Term credit facility	1-month period	US$996.0	Daily Compounded CORRA + 1.137%	1.4056
5.125% Senior Notes due 2027	2017 to 2027	US$600.0	4.82%	1.3407
3.625% Senior Notes due 2029	2021 to 2029	US$500.0	4.04%	1.2109
5.700% Senior Notes due 2035	2024 to 2035	US$700.0	5.10%	1.3900

Certain cross-currency swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the market value at that date.

A $76.2 million loss on cash flow hedges was recorded under “Other comprehensive income” in 2024 (a $5.1 million gain in 2023).

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

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2024 and 2023 are as follows:

Table 8

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	2024		2023
	Carrying	Fair	Carrying	Fair
Asset (liability)	value	value	value	value

Long‑term debt[1]	$(7,619.7)	$(7,540.0)	$(7,645.3)	$(7,368.1)
Derivative financial instruments[2]
Foreign exchange forward contracts	6.9	6.9	(1.5)	(1.5)
Interest rate swaps	(7.2)	(7.2)	5.4	5.4
Cross‑currency swaps	141.5	141.5	106.9	106.9

1The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

2The net fair value of derivative financial instruments designated as cash flow hedges is an asset position of $141.2 million as of December 31, 2024 ($78.0 million in 2023) and the net fair value of derivative financial instruments designated as fair value hedges is an asset position of $32.8 million as of December 31, 2023.

In 2024, the fair value of investments in preferred shares in a subsidiary of the parent corporation and loans from the parent corporation was equivalent to their initial issuance values since these financial instruments have only been issued as part of transactions carried out for tax consolidation purposes of Quebecor Media and its subsidiaries.

Due to the judgment used in applying a wide range of acceptable techniques and estimates in calculating fair value amounts, fair values are not necessarily comparable among financial institutions or other market participants and may not be realized in an actual sale or on the immediate settlement of the instrument.

Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations. It arises principally from amounts receivable from customers, including contract assets.

The gross carrying amounts of financial assets represent the maximum credit exposure. As of December 31, 2024, the gross carrying amount of trade receivables and contract assets, including their long-term portions, was $1.16 billion ($1.24 billion as of December 31, 2023).

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

As of December 31, 2024, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2024, the provision for expected credit losses represented 3.4% of the gross amount of trade receivables and contract assets (4.7% as of December 31, 2023), while 3.3% of trade receivables were 90 days past their billing date (3.5% as of December 31, 2023).

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2024 and 2023:

Table 9

Provision for expected credit losses

(in millions of Canadian dollars)

	2024	2023
Balance at beginning of year	$58.6	$12.1
Changes in expected credit losses charged to income	49.5	35.6
Business acquisitions	—	36.3
Write‑off	(68.4)	(25.4)
Balance at end of year	$39.7	$58.6

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

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its contractual obligations as they fall due and the risk that its financial obligations will have to be met at excessive cost. Among other things, the Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 4.7 years as of December 31, 2024 (3.5 years as of December 31, 2023). See also the "Contractual obligations" sections.

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues, expenses and capital expenditures, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices, the payment of royalties to certain business partners or service providers and certain costs related to the development and maintenance of its mobile networks, are received or paid in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2024, and to hedge its exposure on certain purchases. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of CAN dollars per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2024 is as follows:

Other
comprehensive
Increase (decrease)	income
Increase of $0.10	$12.0
Decrease of $0.10	(12.0)

A variance of $0.10 in the 2024 average exchange rate of CAN dollars per one U.S. dollar would have resulted in a variance of $3.3 million on the value of unhedged purchases of goods and services and $6.9 million on the value of unhedged capital expenditures in 2024.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Term CORRA or Daily Compounded CORRA, (ii) Term Secured Overnight Financing Rate (“SOFR”), (iii) Canadian prime rate, or (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency swap agreements in order to manage cash flow risk exposure. As of December 31, 2024, after taking into account the hedging instruments, long-term debt consisted of 84.9% fixed-rate debt (67.9% in 2023) and 15.1% floating-rate debt (32.1% in 2023).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian floating rates as of December 31, 2024 was $11.2 million.

A variance of 100 basis points in the discount rate used to calculate the fair value of financial instruments as of December 31, 2024, would have an immaterial impact on other comprehensive income and no impact on income.

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, lease liabilities, derivative financial instruments, cash and cash equivalents and promissory notes from the parent corporation. The capital structure as of December 31, 2024 and 2023 is as follows:

Table 10

Capital structure

(in millions of Canadian dollars)

	2024	2023
Bank indebtedness	$3.0	$—
Long‑term debt	7,582.3	7,609.9
Lease liabilities	378.5	346.1
Derivative financial instruments	(141.2)	(110.8)
Cash and cash equivalents	(39.9)	(8.0)
Promissory note from the parent corporation	(996.0)	(996.0)
Net liabilities	6,786.7	6,841.2
Equity	$339.0	$155.9

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

The Corporation provides services under multiple deliverable arrangements, mainly for mobile contracts in which the sale of mobile devices is bundled with telecommunication services over the contract term. The total consideration from a contract with multiple deliverables is allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation. The total consideration can consist of an upfront fee or a number of monthly installments for the equipment sale and a monthly fee for the telecommunication service. Each performance obligation of multiple deliverable arrangements is then separately accounted for based on its allocated consideration amount.

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

An impairment loss is recognized in the amount by which the carrying amount of an asset or a CGU exceeds its recoverable amount. When determining the recoverable amount of an asset or CGU, assessment of the information available at the valuation date is based on management’s judgment and may involve estimates and assumptions. Therefore, the judgment used in determining the recoverable amount of an asset or CGU may affect the amount of the impairment loss to be recorded to an asset or CGU.

Based on the data and assumptions used in its last impairment test, the Corporation believes that there is no significant amount of long-lived assets with finite useful lives, or goodwill and intangible assets with indefinite useful lives, on its books at this time that present a significant risk of impairment in the near future.

The net book value of goodwill as at December 31, 2024 was $550.1 million, and the net book value of intangible assets with indefinite useful lives as at December 31, 2024 was $2.76 billion.

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

Any change in the fair value of derivative financial instruments is recorded in the consolidated statements of  income. Interest expense on hedged long-term debt is reported at the hedged interest and foreign currency rates.

Derivative financial instruments that do not qualify for hedge accounting, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts, are reported on a fair value basis on the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in the consolidated statements of income.

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

The Corporation considers all the assumptions used to be reasonable in view of the information available at this time. However, variances from certain of those assumptions may have an impact on the costs and obligations of pension plans and postretirement benefits in future periods.

Stock-based compensation

Stock-based awards to employees that call for settlement in cash at the option of the employee, such as stock option awards, are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

The fair value of stock option awards is determined by applying an option pricing model, taking into account the terms and conditions of the grant and assumptions such as the risk-free interest rate, distribution yield, expected volatility, and the expected remaining life of the option.

Provisions

Provisions are recognized (i) when the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and (ii) when the amount of the obligation can be reliably estimated. Restructuring costs, primarily consisting of termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation that the plan will be carried out has been raised in those affected.

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

Business acquisitions

A business acquisition is accounted for by the acquisition method. The cost of an acquisition is measured at the fair value of the consideration given in exchange for control of the business acquired at the acquisition date. This consideration can consist of cash, assets transferred, financial instruments issued, or future contingent payments. The identifiable assets and liabilities of the acquired business are recognized at their fair value at the acquisition date. Goodwill is measured and recognized as the excess of the fair value of the consideration paid over the fair value of the recognized identifiable assets acquired and liabilities assumed.

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

Contingent considerations

Contingent considerations arising from business acquisition or disposal are measured and accounted for at their fair value. The fair value is estimated based on a present value model requiring management to assess the probabilities that the conditions on which the contingent considerations are based will be met in the future. The assessment of these contingent and conditional potential outcomes requires judgment from management and could have an impact on the initial amount of contingent considerations recognized and on any subsequent changes in fair value recorded in the consolidated statements of income.

Interpretation of laws and regulations

Interpretation of laws and regulations, including those of the CRTC and tax regulations, requires judgment from management and could have an impact on revenue recognition, provisions, income taxes and capital expenditures in the consolidated financial statements.

Tax credits and government assistance

The Corporation receives tax credits mainly related to its research and development activities and has access to several government programs designed to support large investment projects and the roll-out of telecommunications services in various regions of Québec. Government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are being met.

Interpretation of the application of government program terms may result in management estimates in accounting for government financial assistance. In addition, the Corporation is subject to audits by tax authorities at any time and it may take several years for a matter for which management has established a provision to be audited and resolved. Management believes that its estimates are reasonable and reflect the likely outcome of program tax audits, although the outcome could be different.

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

Leases

The Corporation recognizes, for most of its leases, a right-of-use asset and a lease liability at the commencement of a lease. The right-of-use asset and the lease liability are initially measured at the present value of lease payments over the lease term, less incentive payments received, using the Corporation incremental borrowing rate or the interest rate implicit in the lease at that date. The term of the lease consists of the initial lease term and any additional period for which it is reasonably certain that the Corporation will exercise its extension option.

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

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, restructuring, impairment of assets and other, and income taxes. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. This measure should not be considered in isolation or as a substitute for other performance measures prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the capital expenditures and acquisitions of spectrum licences needed to generate revenues. The Corporation also uses other measures that do reflect capital expenditures, such as adjusted cash flows from operations and free cash flows from operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 11 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2024 and 2023 presented in Table 11 below is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 11

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Years ended			Three months ended
	December 31			December 31
	2024	2023	2022	2024	2023
Adjusted EBITDA	$2,335.4	$2,230.3	$1,912.9	$565.9	$559.0
Depreciation and amortization	(883.8)	(844.0)	(699.6)	(220.3)	(215.4)
Financial expenses	(340.9)	(331.0)	(244.6)	(78.9)	(87.7)
Restructuring, impairment of assets and other	(27.0)	(20.1)	(13.5)	(16.0)	(3.9)
Income taxes	(255.4)	(237.7)	(197.9)	(58.3)	(63.7)
Net income	$828.3	$797.5	$757.3	$192.4	$188.3

Adjusted cash flows from operations and free cash flows from operating activities

Adjusted cash flows from operations

Adjusted cash flows from operations represents adjusted EBITDA less capital expenditures (excluding spectrum licence acquisitions). Adjusted cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, acquisitions of spectrum licences, payment of dividends, reduction of paid-up capital, repayment of long-term debt and lease liabilities, and share repurchases. Adjusted cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Adjusted cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by its operations. Adjusted cash flows from operations is also relevant because it is a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of adjusted cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from operating activities

Free cash flows from operating activities represents cash flows provided by operating activities calculated in accordance with IFRS, less cash flows used for capital expenditures (excluding spectrum licence acquisitions), plus proceeds from disposal of assets. Free cash flows from operating activities is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the Corporation’s operations. Free cash flows from operating activities represents available funds for business acquisitions, acquisitions of spectrum licences, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows from operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from operating activities may not be identical to similarly titled measures reported by other companies.

Tables 12 and 13 provide a reconciliation of adjusted cash flows from operations and free cash flows from operating activities to cash flows provided by operating activities reported in the consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2024 and 2023 presented in Tables 12 and 13 is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 12

Adjusted cash flows from operations

(in millions of Canadian dollars)

				Three months
	Years ended December 31			ended December 31
	2024	2023	2022	2024	2023

Adjusted EBITDA	$2,335.4	$2,230.3	$1,912.9	$565.9	$559.0
Capital expenditures[1]	(579.1)	(536.7)	(457.1)	(135.3)	(160.4)
Adjusted cash flows from operations	$1,756.3	$1,693.6	$1,455.8	$430.6	$398.6

	Years ended			Three months ended
	December 31			December 31
[1] Reconciliation to cash flows used for capital expenditures as per consolidated financial statements:	2024	2023	2022	2024	2023
Capital expenditures	$(579.1)	$(536.7)	$(457.1)	$(135.3)	$(160.4)
Net variance in current operating items related to capital expenditures (excluding government credits receivable for large investment projects)	13.5	0.7	12.3	52.4	13.7
Cash flows used for capital expenditures	$(565.6)	$(536.0)	$(444.8)	$(82.9)	$(146.7)

Table 13

Free cash flows from operating activities and cash flows provided by operating activities reported in the consolidated financial statements

(in millions of Canadian dollars)

				Three months
	Years ended December 31			ended December 31
	2024	2023	2022	2024	2023

Adjusted cash flows from operations from Table 12	$1,756.3	$1,693.6	$1,455.8	$430.6	$398.6
Plus (minus)
Cash portion of financial expenses	(331.9)	(323.0)	(238.8)	(76.8)	(85.5)
Cash portion of restructuring, impairment of assets and other	(12.6)	(20.6)	(9.8)	(3.3)	(4.0)
Current income taxes	(239.2)	(213.1)	(263.4)	(38.5)	(38.6)
Other	1.5	2.5	5.6	(0.4)	(1.6)
Net change in non-cash balances related to operating activities	2.5	(79.3)	(49.0)	(70.6)	(100.1)
Net variance in current operating items related to capital expenditures (excluding government credits receivable for large investment projects)	13.5	0.7	12.3	52.4	13.7
Free cash flows from operating activities	1,190.1	1,060.8	912.7	293.4	182.5
Plus (minus)
Cash flows used for capital expenditures (excluding spectrum license acquisitions)	565.6	536.0	444.8	82.9	146.7
Proceeds from disposal of assets	(0.4)	(1.7)	(7.0)	(0.1)	(0.9)
Cash flows provided by operating activities	$1,755.3	$1,595.1	$1,350.5	$376.2	$328.3

Consolidated net debt leverage ratio

The consolidated net debt leverage ratio represents consolidated net debt divided by the trailing 12-month adjusted EBITDA. Consolidated net debt represents total long-term debt plus bank indebtedness, lease liabilities and liabilities related to derivative financial instruments, less assets related to derivative financial instruments and cash and cash equivalents. The consolidated net debt leverage ratio serves to evaluate the Corporation’s financial leverage and is used by management in decisions on the Corporation’s capital structure, including its financing strategy, and in managing debt maturity risks. Consolidated net debt leverage ratio is not a measure established in accordance with IFRS. It is not intended to be used as an alternative to IFRS measures or the balance sheet to evaluate the Corporation’s financial position. The Corporation’s definition of consolidated net debt leverage ratio may not be identical to similarly titled measures reported by other companies.

Table 14 provides the calculation of consolidated net debt leverage ratio and the reconciliation to balance sheet items reported in the Corporation’s consolidated financial statements.

Table 14

Consolidated net debt leverage ratio

(in millions of Canadian dollars)

	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022

Total long‑term debt[1]	$7,619.7	$7,645.3	$5,356.6
Plus (minus)
Lease liabilities[2]	378.5	346.1	158.3
Bank indebtedness	3.0	—	0.4
Derivative financial instruments[3]	(141.2)	(110.8)	(199.5)
Cash and cash equivalents	(39.9)	(8.0)	(1.8)
Consolidated net debt	7,820.1	7,872.6	5,314.0
Divided by:
Trailing 12‑month adjusted EBITDA[4]	$2,335.4	$2,329.6	$1,912.9
Consolidated net debt leverage ratio[4]	3.35x	3.38x	2.78x
[1]	Excluding changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
[2]	Current and long-term liabilities.
[3]	Current and long-term assets less long-term liabilities.
[4]	On a pro forma basis as at December 31, 2023, using Freedom’s trailing 12-month adjusted EBITDA.

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

Average monthly mobile revenue per unit

The Corporation uses mobile ARPU, an industry metric, as a key performance indicator. This indicator is calculated by dividing mobile telephony revenues by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period. Mobile ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of mobile ARPU may not be the same as identically titled measurements reported by other companies.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A-	Directors and Senior Management

The following table sets forth certain information concerning Videotron’s directors and executive officers at March 26, 2025:

Name and Municipality of Residence	Age	Position
CHANTAL BÉLANGER, FCPA, ASC-C.DIR (1) Blainville, Québec	72	Director and Chair of the Audit and Risk Management Committee

ANDRÉ P. BROSSEAU Montréal, Québec	63	Director

MICHÈLE COLPRON, FCPA, ASC (1) Saint-Lambert, Québec	61	Director

SYLVIE LALANDE, ASC-C.DIR Lachute, Québec	74	Director

LISE CROTEAU, FCPA, ASC (1) Mont-Tremblant, Québec	64	Director

PIERRE KARL PÉLADEAU Montréal, Québec	63	President

JEAN B. PÉLADEAU Montréal, Québec	34	Senior Vice President and Chief Marketing Officer

MOHAMED DRIF Montréal, Québec	58	Senior Vice President and Chief Technology Officer

JEAN-FRANÇOIS LESCADRES Town of Mount-Royal, Québec	46	Senior Vice President and Chief Financial Officer

JEAN-FRANÇOIS PARENT Nuns’ Island, Québec	45	Vice President and Treasurer
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

André P. Brosseau, Director. Mr. Brosseau has been a Director of Videotron, Quebecor and Quebecor Media since May 12, 2016, and has been Chairman of the Executive Committee of Quebecor Media since May 2018. Mr. Brosseau was also a member of the Audit and Risk Management Committee of Videotron, Quebecor and Quebecor Media (between May 11, 2016 and December 31, 2024) as well as a member of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media between May 10, 2017 and December 31, 2024). Mr. Brosseau is Chairman of the Board and Chief Executive Officer of Du Musée Investments Inc. (formerly Avenue Capital Markets BNB Inc.), a family office with private investments in Canada, the United States and Brazil that he founded in 2010. He was, until the sale of the company in the summer of 2021, a Director, Chair of the Audit Committee and Chair of the Compensation Committee for DMD Digital Health Connections Group Inc., a company of which he was one of the five founders, and that provides digital solutions for pharmaceutical companies. Mr. Brosseau is also Vice Chair and owner of Qintess (formerly Grupo Cimcorp Brazil), an IT company specializing in digital transformation and telecommunication infrastructure management with more than 3,000 employees. Mr. Brosseau was President of Blackmont Capital Markets in Toronto until June 2009 and then served as Chair of Québec Capital Markets until May 2010. From 1994 to 2007, he held various executive positions with CIBC, mostly based in Toronto. Most recently he was Co-Head of Canadian Cash Equities and of Global Cash Equities at CIBC World Markets Inc., as well as a member of the Executive Committee. Mr. Brosseau holds a bachelor’s degree (B.Sc.) in Politics and a master’s degree (M.Sc.) in Political Science from the Université de Montréal. Mr. Brosseau is a director of Alithya Group inc. since September 2022.

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

Sylvie Lalande, Director. Ms. Lalande has been a Director of Videotron since July 2014 and of Quebecor Media since May 2013. She has served as a Director of Quebecor since May 2011. She was appointed as Chair of the Board of Quebecor and Quebecor Media on May 8, 2024, and Chair of the Human Resources and Corporate Governance Committee on May 12, 2016. She previously held the positions of Lead Director of Quebecor and Quebecor Media from November 8, 2017, and Vice Chair on May 8, 2018 until her appointment as Chair of the Board on May 8, 2024. She has also been a Director of TVA Group since December 2001 and was appointed as Chair of the Board on March 10, 2014 and has been serving as Chair of the Human Resources and Corporate Governance Committee of TVA Group since May 2013. She held several senior positions in the media, marketing, communication marketing and corporate communications sectors. Until October 2001, she was the Chief Communications Officer of Bell Canada. From 1994 to 1997, she was President and Chief Executive Officer of UBI Consortium, a consortium formed to develop and manage interactive and transactional communication services. From 1987 to 1994, she occupied several senior positions at TVA Group and at Le Groupe Vidéotron ltée. Ms. Lalande began her career in the radio industry, after which she founded her own consultation firm. In 2006, Ms. Lalande earned a university certificate in corporate governance from the Collège des administrateurs de sociétés de l’Université Laval (CAS). She is also a qualified corporate director (ASC). Ms. Lalande was Director, Lead Director and Chair of the Corporate Governance and Human Resources Committee of Ovivo Inc. until its privatisation in September 2016. From November 2013 to September 2017, Ms. Lalande was Chair of the Board of the CAS. From April 2017 to December 2019, she was Chair of the Board of Capital régional et coopératif Desjardins.

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

Pierre Karl Péladeau, President. Mr. Péladeau was appointed to his current position in June 2021. Mr. Péladeau is also President and Chief Executive Officer of Quebecor and Quebecor Media since February 15, 2017, and is also assuming, on an interim basis, the responsibilities of President of TVA Group. Prior to that, Mr. Péladeau entered politics in 2014. He ran as the Parti Québécois candidate in Saint-Jérôme riding and was elected to Québec’s National Assembly in April 2014. He became the party’s leader on May 15, 2015 and served as Leader of the Official Opposition in the National Assembly until May 2, 2016. Mr. Péladeau joined Quebecor’s communications division in 1985 as Assistant to the President. Since then, he has occupied various positions within the Quebecor group of companies. Namely, Mr. Péladeau was a Director of Quebecor Media from August 2000 to March 2014 and of Quebecor from April 1992 until March 2014. In May 2013, he was appointed Chairman of the Board of Directors of Quebecor Media, Videotron, TVA Group and Sun Media Corporation and was also appointed Vice Chairman of the Board of Directors of Quebecor. Mr. Péladeau was President and Chief Executive Officer of Quebecor Media and of Quebecor from April 2009 until May 2013. Mr. Péladeau has chaired numerous other boards of Directors, namely La Fondation de l’entrepreneurship (2011-2014) and Hydro-Québec (2013-2014). Mr. Péladeau is active in many charitable and cultural organizations. Pierre Karl Péladeau is the brother of Érik Péladeau and Jean B. Péladeau.

Jean B. Péladeau, Senior Vice President and Chief Marketing Officer. Mr. Péladeau was appointed to his current position in August 2024. Since he began working for Quebecor and its subsidiaries in 2010, Mr. Péladeau has developed deep expertise in telecommunications, data management and digital advertising monetization and has been responsible for overseeing priority multi-sector strategies since 2010. Mr. Péladeau has held positions in various areas of the business, including Regulatory Affairs at the Quebecor head office, Marketing at Videotron, and at Quebecor Expertise Media. Mr. Péladeau has also led a multi-disciplinary team of strategists and technologists working to achieve the Corporation’s digital value objectives. Mr. Péladeau sits on the boards of directors of Léger Marketing Inc. the Fondation du CHUM, Etiya, Otogo, the Fondation Jean-Neveu and the Pavillon Pierre-Péladeau. Mr. Péladeau is also a director and a member of the Executive Committee of Quebecor Media. He holds a B.A. in Communication and Media Studies from Carleton University.

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

Jean-François Lescadres, Senior Vice President and Chief Financial Officer. Mr. Lescadres was appointed to his current position in August 2024. In this position, Mr. Lescadres is responsible for managing the entire financial sector of Videotron and Freedom, including the procurement department, in addition to managing the retail network teams. Prior to his current position, Mr. Lescadres spent the last eighteen years in various positions in the organization, most recently as Vice President Finance from December 2021 to August 2024. Prior to this position, he occupied key operations positions both for Videotron business operations as well as for its retail team. Mr. Lescadres holds a bachelor’s degree in Business from HEC Montréal and is also a member of the Ordre des comptables professionnels agréés du Québec.

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

Videotron’s directors do not receive any remuneration for acting in their capacity as directors of Videotron. Since July 1, 2013, the Chairman of Videotron’s Audit and Risk Management Committee receives an annual fee of $25,000 while the other three members receive an annual fee of $10,000. Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of Videotron’s Board of Directors and Videotron’s Audit and Risk Management Committee. During the financial year ended December 31, 2024, the amount of compensation (including benefits in kind) paid to five of Videotron’s directors for services in all capacities to Videotron and its subsidiaries was $55,000. None of Videotron’s Directors have contracts with Videotron or any of its subsidiaries that provide for benefits upon termination of employment.

The aggregate amount of compensation Videotron paid for the year ended December 31, 2024, to its executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was approximately $5.5 million, including salaries, bonuses and benefits in kind.

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

During the year ended December 31, 2024, 1,060,000 options to purchase Quebecor Class B Shares were granted to officers and employees of Videotron (excluding Directors, officers and employees who, at the date of grant, were Directors, officers or employees at multiple Quebecor Media group of companies). As of December 31, 2024, a total of 3,728,227 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $31.14 per share, were held by officers and employees of Videotron for acting in such capacity. The closing sale price of the Quebecor Class B Shares on the TSX on December 31, 2024, was $31.50.

Quebecor’s DSU plan

On July 13, 2016, Quebecor established a deferred share units (“DSU”) plan for its employees and those of its subsidiaries based on Quebecor Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. DSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B shares. As of December 31, 2024, an aggregate total of 6,869 DSUs granted to officers of Videotron remain outstanding.

Pension Benefits

Both Quebecor Media and Videotron maintain pension plans for Videotron’s non-unionized employees and certain officers.

Videotron’s pension plan provides pension benefits to Videotron’s executive officers equal to 2% of salary (excluding bonuses) for each year of membership in the plan. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada) (the “Tax Act”), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under such pension plan are as prescribed under the Tax Act. An executive officer contributes to this plan an amount equals to 5% of his or her salary up to a maximum of $9,392 as of December 31, 2024. Videotron changed this pension plan to a defined contribution plan for new employees hired on and after May 1, 2012. Freedom provides a defined contribution plan for its employees since the acquisition on April 3, 2023. Videotron reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date.

Quebecor Media’s pension plan provides greater pension benefits to eligible executive officers than it does to other employees. The higher pension benefits under this plan equal 2% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Tax Act, in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media’s pension plan are as prescribed by the Tax Act and are based on a maximum salary of $187,833. An executive officer contributes to this plan an amount equals to 5% of his or her salary up to a maximum of $9,392 as of December 31, 2024. Videotron has no liability regarding Quebecor Media’s pension plan. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. However, Quebecor Media reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date. New employees are eligible to enroll in a retirement savings plan.

The total amount Videotron contributed for the year ended December 31, 2024 to provide the pension benefits to its senior executives, as a group, was $106,900. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by Videotron to all participants, refer to Note 25 of its audited consolidated financial statements for the year ended December 31, 2024 included under “Item 18. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media’s and Videotron’s pension plans:

	Years of Participation
Compensation	10	15	20	25	30
$187,833	$37,567	$56,350	$75,133	$93,917	$112,700

C-	Board Practices

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

Audit and Risk Management Committee

Videotron’s Audit and Risk Management Committee is currently composed of three Directors, namely Ms. Chantal Bélanger, Ms. Michèle Colpron and Ms. Lise Croteau. Ms. Bélanger is the Chair of Videotron’s Audit and Risk Management Committee. Videotron’s Board of Directors has determined that more than one of the members of the Audit and Risk Management Committee is an “audit committee financial expert” as defined under SEC rules. See “Item 16A. Audit Committee Financial Expert”. Videotron’s Board of Directors has adopted the mandate of its Audit and Risk Management Committee in light of the Sarbanes-Oxley Act of 2002 and related SEC rulemaking. Videotron’s Audit and Risk Management Committee assists its Board of Directors in overseeing i) the effectiveness of internal and financial controls and reporting, ii) the quality and integrity of the presentation of the financial statements and financial information and iii) the processes of identifying and managing enterprise risks. Videotron’s Audit and Risk Management Committee also oversees its compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

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

As of December 31, 2024, Videotron had 7,195 employees. As of December 31, 2023 and 2022, Videotron had 7,295 and 5,455 employees respectively. Most Videotron employees are based and work in the province of Québec. Videotron had 4,138 unionized employees and their conditions of employment are governed by one of its six regional collective agreements. There are two collective agreements covering unionized employees in the regions of Québec (458 unionized employees) and Saguenay (227 unionized employees), which are in effect until December 31, 2026. The collective agreement covering 2,486 unionized employees in the Montreal region will expire on December 31, 2025. The collective agreement covering 171 unionized employees in the Gatineau region has been renewed until August 31, 2027. The Corporation also entered into a collective agreement covering the 766 employees of the Freedom subsidiary which will expire on October 30, 2027. Finally, the collective agreement covering 30 unionized employees of SETTE Inc., a subsidiary of Videotron, expired on December 31, 2024 and negotiations should begin in spring 2025.

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

Videotron enters into related party transactions from time to time. These related party transactions are further described under “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position – Financial Position as of December 31, 2024” and in Note 24 to Videotron’s audited consolidated financial statements included under “Item 18. Financial Statements” in this annual report. These related party transactions have been accounted for at the consideration agreed between parties:

	As of December 31,
	2024	2023	2022

	(in millions)
Ultimate Parent and Parent Corporation:
Revenues	$0.4	$0.4	$0.4
Purchase of goods and services	3.3	2.6	10.2
Operating expenses recovered	(1.4)	(1.8)	(2.0)

Corporations Under Common Control:
Revenues	2.5	4.1	4.7
Purchase of goods and services	119.3	147.5	112.3
Operating expenses recovered	(2.6)	0.2	(0.7)

Other affiliated corporations:
Purchase of goods and services	52.2	30.5	21.9
Acquisition of property, plant and equipment and intangible assets	35.6	11.0	8.6

Management fee

Videotron pays annual management fees to the parent corporation for services rendered to Videotron, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $30.5 million in 2024, $34.9 million in 2023 and $27.2 million in 2022. In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. These transactions were accounted for at the consideration agreed between the parties.

Income tax transactions

On April 17, 2024, the Corporation contracted a subordinated loan of $1,530.0 million from Quebecor Media, bearing interest at a rate of 9.25%, payable semi-annually, and maturing on April 17, 2054. On the same day, the Corporation invested the total proceeds of $1,530.0 million into 1,530,000 preferred shares, Series G, of 9511-8063 Québec Inc., an affiliated corporation. These shares carry the right to receive an annual dividend of 9.35%, payable semi-annually.

On November 1, 2023, 9346-9963 Québec Inc. redeemed 1,595,000 preferred shares, Series C for a total cash consideration of $1.60 billion. On the same day, the Corporation used the total proceeds of $1.60 billion to repay its subordinated loan contracted from Quebecor Media.

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

Purchase of shares of Quebecor Media and subsidiary subordinated loans

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, Videotron enters into certain transactions from time to time that have the effect of using tax losses within the Quebecor Media group. These transactions are described further under “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position – Financial Position as of December 31, 2024” and in Note 24 to Videotron’s audited consolidated financial statements which are included under “Item 18. Financial Statements” in this annual report.

C-	Interests of Experts and Counsel

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

A-	Consolidated Statements and Other Financial Information

Videotron’s consolidated balance sheets as of December 31, 2024 and 2023, and its consolidated statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2024, 2023 and 2022, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

B-	Legal Proceedings

Videotron and its subsidiaries are involved in a number of legal proceedings as defendants or plaintiffs which are pending. In the opinion of Videotron’s management, the outcome of these proceedings is not expected to have a material adverse effect on Videotron’s results or financial position.

C-	Dividend Policy

During the years ended December 31, 2024, December 31, 2023, and December 31, 2022, Videotron paid aggregate cash dividends on its common shares of $590,000,000, $421,000,000 and $671,000,000, respectively. Videotron currently expects to pay dividends and other distributions on its common shares in the future. The declaration and payment of dividends and other distributions is in the sole discretion of Videotron’s Board of Directors, and any decision regarding the declaration of dividends and other distributions will be made by its Board of Directors depending on, among other things, its financial resources, the cash flows generated by its business, its capital needs, and other factors considered relevant by its Board of Directors, including the terms of its indebtedness and applicable law.

D-	Significant Changes

Except as otherwise disclosed in this annual report, there has been no other significant change in Videotron’s financial position since December 31, 2024.

ITEM 9 – THE OFFER AND LISTING

A-	Offer and Listing Details

Not applicable.

B-	Plan of Distribution

Not applicable.

C-	Markets

Outstanding Notes

On November 8, 2024, Videotron issued and sold US$700.0 million aggregate principal amount of its 5.700% Senior Notes due January 15, 2035, in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

On June 21, 2024, Videotron issued and sold $600.0 million aggregate principal amount of its 4.650% Series 1 Senior Notes due July 15, 2029. Videotron also issued $400.0 million aggregated principal amount of its 5.000% Series 2 Senior Notes due July 15, 2034, in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

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

On June 17, 2013, Videotron issued and sold $400.0 million aggregate principal amount of its 5⅝% Senior Notes due June 15, 2025, in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

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

The Guarantees of a subsidiary guarantor will be terminated (and any subsidiary guarantor will automatically and unconditionally be released from all obligations under its Guarantee) at substantially the same time that (i) the relevant subsidiary guarantor is released from its guarantee of Videotron’s credit facilities, or (ii) such subsidiary guarantor is sold or designated as an unrestricted subsidiary under certain indentures. If the Guarantees by the subsidiary guarantors are released, Videotron is not required to replace them, and the Senior Notes will have the benefit of fewer or no Guarantees for the remaining maturity of such debt securities.

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

The record holder of Videotron’s 5⅛% Senior Notes due 2027, its 3⅝% Senior Notes due 2029 and its 5.700 % Senior Notes due 2035 is Cede & Co., a nominee of The Depository Trust Company, and the record holder of its 5⅝% Senior Notes due 2025, its 3⅝% Senior Notes due 2028, its 4.650 % Senior Notes due 2029, its 4½% Senior Notes due 2030, its 3⅛% Senior Notes due 2031 and its 5.000% Senior Notes due 2034 is CDS Clearing and Depository Services Inc.

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

2.	The rights, preferences and restrictions attaching to the Corporation’s common shares and its preferred shares (consisting of its Class “A” Common Shares and its authorized classes of preferred shares, comprised of its Class “B” Preferred Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares, Class “F” Preferred Shares, Class “G” Preferred Shares and Class “H” Preferred Shares) are set forth below:

Common Shares

Class “A” Common Shares

(a)	Dividend rights: Subject to the rights of the holders of preferred shares (including their redemption rights) and subject to applicable law, each Class “A” Common Share is entitled to receive such dividends as the Board of Directors shall determine.
(b)	Voting rights: The holders of Class “A” Common Shares are entitled to vote at each shareholders’ meeting with the exception of meetings at which only the holders of another class of shares are entitled to vote. Each Class “A” Common Share entitles the holder to one vote. The holders of the Class “A” Common Shares shall elect the directors of the Corporation at an annual or special meeting of shareholders called for that purpose, except that any vacancy occurring in the Board of Directors may be filled, for the remainder of the term, by the Corporation’s Directors. At any meeting of shareholders called for such purpose, directors are elected by a majority of the votes cast in respect of such election.
(c)	Rights to share in the Corporation’s profits: Other than as described in paragraph (a) above (whereby the holders of Class “A” Common Shares are entitled to receive dividends as determined by the Corporation’s Board of Directors subject to certain restrictions) and paragraph (d) below (whereby the holders of Class “A” Common Shares are entitled to participation in the remaining property and assets of the Corporation available for distribution in the event of liquidation or dissolution), None.
(d)	Rights upon liquidation: In the event of the Corporation’s liquidation or dissolution or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Class “A” Common Shares shall be entitled, subject to the rights of the holders of preferred shares, to participate equally, share for share, in the Corporation’s residual property and assets available for distribution to its shareholders, without preference or distinction.
(e)	Redemption provisions: None.
(f)	Sinking fund provisions: None.
(g)	Liability to further capital calls by the Corporation: None, provided that the Corporation’s directors may make calls upon the shareholders in respect of any moneys unpaid upon their shares.

(h)	Provisions discriminating against existing or prospective holders of common shares as a result of such holders owning a substantial number of common shares: None.

Preferred Shares

Class “B” Preferred Shares

(a)	Dividend rights: When the Corporation’s Board of Directors declares a dividend, the holders of Class “B” Preferred Shares have the right to receive, in priority over the holders of Class “A” Common Shares, Class “C” Preferred Shares, Class “D” Preferred Shares, Class “E” Preferred Shares, Class “F” Preferred Shares and Class “H” Preferred Shares, but subordinated to the holders of Class “G” Preferred Shares, a preferential and non-cumulative dividend at the fixed rate of 1% per month, calculated on the basis of the applicable redemption value of Class “B” Preferred Shares. A dividend may be declared and payable in cash, in kind or through the issuance of fully paid shares of any class of the Corporation.
(b)	Voting rights: Subject to applicable law and except as expressly otherwise provided, the holders of Class “B” Preferred Shares do not have the right to receive notice of meetings of shareholders or to attend any such meeting or vote at any such meeting.
(c)	Rights to share in the Corporation’s profits: Other than as described in paragraph (a) above (whereby the holders of Class “B” Preferred Shares are entitled to receive certain dividends, if and when declared by the Board of Directors), paragraph (d) below (whereby the holders of Class “B” Preferred Shares are entitled to participate in the distribution of the residual property and assets of the Corporation available for distribution in the event of its liquidation or winding-up) and paragraph (e) below (whereby the holders of Class “B” Preferred Shares have certain redemption rights): None.
(d)	Rights upon liquidation: In the event of the Corporation’s liquidation, dissolution or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of the Class “B” Preferred Shares shall be entitled to repayment of the amount paid for the Class “B” Preferred Shares in the subdivision of the issued and paid-up share capital account relating to the Class “B” Preferred Shares.

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

On April 9, 2014, Videotron issued US$600,000,000 aggregate principal amount of its 5⅜% Senior Notes due June 15, 2024, pursuant to an Indenture, dated as of April 9, 2014, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes are unsecured and mature on June 15, 2024. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the make-whole redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction. In 2024, Videotron redeemed and retired the entire principal amount outstanding of its 5⅜% Senior Notes due June 15, 2024.

(c)	Indenture relating to $375,000,000 of Videotron’s 5¾% Senior Notes due January 15, 2026, dated as of September 15, 2015, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On September 15, 2015, Videotron issued $375,000,000 aggregate principal amount of its 5¾% Senior Notes due January 15, 2026, pursuant to an Indenture, dated as of September 15, 2015, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2026. Interest on these senior notes is payable in cash semi-annually in arrears on March 15 and September 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all, of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at a price based on a make-whole formula during the first five years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction. In 2024, Videotron redeemed and retired the entire principal amount outstanding of its 5¾% Senior Notes due January 15, 2026.

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

(i)	Master Trust Indenture entered into by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

On June 21, 2024, Videotron entered into a Master Trust Indenture, dated as of June 21, 2024, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee, providing for the issue of senior notes from time to time. These senior notes are guaranteed on a senior unsecured basis by most, but not all of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

On June 21, 2024, Videotron issued $600,000,000 aggregate principal amount of its 4.650% Series 1 Senior Notes due July 15, 2029, pursuant to a supplemental indenture to the Master Trust Indenture, dated as of June 21, 2024, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These Series 1 Senior Notes are unsecured and mature on July 15, 2029. Interest on these Series 1 Senior Notes is payable in cash semi-annually in arrears on January 15 and July 15 of each year.

On June 21, 2024, Videotron issued $400,000,000 aggregate principal amount of its 5.000% Series 2 Senior Notes due July 15, 2034, pursuant to a supplemental indenture to the Master Trust Indenture, dated as of June 21, 2024, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These Series 2 Senior Notes are unsecured and mature on July 15, 2034. Interest on these Series 2 Senior Notes is payable in cash semi-annually in arrears on January 15 and July 15 of each year.

(j)	Indenture relating to US$700,000,000 of Videotron’s 5.700% Senior Notes due January 15, 2035, dated as of November 8, 2024, by and among Videotron, the guarantors party thereto, and Computershare Trust Company, N.A., as trustee.

On November 8, 2024, Videotron issued US$700,000,000 aggregate principal amount of its 5.700% Senior Notes due January 15, 2035, pursuant to an Indenture, dated as of November 8, 2024, by and among Videotron, the guarantors party thereto, and Computershare Trust Company, N.A., as trustee. These senior notes are unsecured and mature on January 15, 2035. Interest on these senior notes is payable in cash semi-annually in arrears on January 15 and July 15 of each year. These senior notes are guaranteed on a senior unsecured basis by most, but not all of Videotron’s subsidiaries. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

(k)	Amended and Restated Credit Agreement dated as of February 26, 2025, by and among Videotron, as borrower, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent.

Videotron’s senior credit facilities, as amended and restated as of February 26, 2025, currently provide for a $500,000,000 unsecured revolving credit facility composed of two tranches of $250,000,000 each, with the first tranche maturing on February 26, 2030 and the second tranche maturing on February 25, 2026 and providing for a conversion option into a term facility maturing in February 2027, and a $2,100,000,000 unsecured term credit facility composed of three tranches of $700,000,000 each maturing respectively on October 3, 2025, on April 3, 2026 and on April 3, 2027. The tranche of the unsecured term credit facility maturing on October 3, 2025, was repaid in full on November 8, 2024. The proceeds of the revolving credit facility can be used for general corporate purposes including, without limitation, to issue letters of credit and to pay dividends to Quebecor Media subject to certain conditions. The proceeds of the term credit facility were used for the acquisition of Freedom.

Advances under Videotron’s senior credit facilities bear interest at, as applicable, the Canadian prime rate, the U.S. prime rate, Term SOFR, Term CORRA or Daily compounded CORRA, plus agreed pricing margins. Videotron has also agreed to pay specified standby fees in respect of its revolving credit facility.

Borrowings under Videotron’s senior credit facilities and under eligible derivative instruments are unsecured, however same are guaranteed on an unsecured basis by most but not all of Videotron’s subsidiaries.

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

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of (i) Videotron’s 5⅝% Senior Notes due June 15, 2025 (the “5⅝% Senior Notes”), (ii) Videotron’s 5⅛% Senior Notes due April 15, 2027 (the “5⅛% Senior Notes”), (iii) Videotron’s 3⅝% Senior Notes due June 15, 2028 (the “3⅝% C$ Senior Notes”), (iv) Videotron’s 3⅝% Senior Notes due June 15, 2029 (the “3⅝% US$ Senior Notes”), (v) Videotron’s 4½% Senior Notes due January 15, 2030 (the “4½% Senior Notes”), and (vi) Videotron’s 3⅛% Senior Notes due January 15, 2031 (the “3⅛% Senior Notes”) (collectively, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. Videotron’s 5⅝% Senior Notes, 5¾% Senior Notes, 3⅝% C$ Senior Notes, 4½% Senior Notes and 3⅛% Senior Notes are denominated in Canadian dollars (the “Canadian dollar Notes”). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

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

Certain Canadian Material Federal Income Tax Considerations for Residents of the United States

The following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder who acquires, as beneficial owner, the Senior Notes, including entitlement to all payments thereunder, pursuant to this offering and who, at all relevant times and for the purposes of the Tax Act and the regulations thereunder, (i) is not, and is not deemed to be, resident in Canada (including as a consequence of the Canada-United States Income Tax Convention (1980), as amended), (ii) deals at arm’s length with Videotron and with any transferee resident or deemed resident in Canada to whom the holder disposes of Senior Notes, (iii) does not use or hold and is not deemed to use or hold the Senior Notes in or in the course of carrying on business in Canada, (iv) does not receive any payment of interest (including any amounts deemed to be interest) on the Senior Notes in respect of a debt or other obligation to pay an amount to a person with whom Videotron does not deal at arm’s length, (v) is not an “authorized foreign bank”, as defined in the Tax Act, (vi) is not a “registered non-resident insurer”, as defined in the Tax Act, (vii) is not an insurer carrying on an insurance business in Canada and elsewhere, (viii) is not a, and deals at arm’s length with any, “specified shareholder” of Videotron for purposes of the thin capitalization rules in the Tax Act, (ix) is not a “specified entity” in respect of Videotron or of any transferee to whom the holder disposes of Senior Notes, and (x) does not dispose of a Senior Note under, or in connection with, a “structured arrangement”, as defined in the Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length) owns or has the right to acquire or control or is otherwise deemed to own, shares of the capital stock of Videotron that either (i) give the holders of such shares 25% or more of the votes that could be cast at an annual meeting of the shareholders or (ii) have a fair market value of 25% or more of the fair market value of all of the issued and outstanding shares of the capital stock of Videotron. A “specified entity” in respect of a person for these purposes generally includes (i) an entity that (either alone or together with entities with whom such entity is not dealing at arm’s length for purposes of the Tax Act) owns or has the right to acquire or control or is otherwise deemed to own a 25% greater equity interest in such person, (ii) an entity interest, and (iii) an entity in which an entity describe in (i) (either alone or together with entities with whom such entity is not dealing at arm’s length) owns or has the right to acquire or control or is otherwise deemed to own a 25% or greater equity interest.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Videotron uses certain financial instruments, such as cross-currency interest rate swaps and foreign exchange forward contracts, to manage interest rate and foreign exchange risk exposures. These instruments are used solely to manage the financial risks associated with its obligations and are not used for trading or speculation purposes. For more information regarding Videotron’s financial instruments and financial risk management, refer to Note 23 to its audited consolidated financial statements for the year ended December 31, 2024, included under “Item 18. Financial Statements” of this annual report.

Foreign Currency Risk

Most of Videotron’s consolidated revenues, expenses and capital expenditures, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices, the payment of royalties to certain business partners or service providers and certain costs related to the development and maintenance of its mobile networks, are received or paid in Canadian dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. Videotron has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2024, and to hedge its exposure on certain purchases. Accordingly, Videotron’s sensitivity to variations in foreign exchange rates is economically limited.

Interest Rate Risk

Videotron’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Term CORRA or Daily compounded CORRA, (ii) Term SOFR, (iii) Canadian prime rate or (iv) U.S. prime rate, as applicable. The Senior Notes issued by Videotron bear interest at fixed rates. Videotron has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2024, after taking into account the hedging instruments, long-term debt was comprised of 84.9% fixed rate debt (67.9% in 2023) and 15.1% floating rate debt (32.1% in 2023).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian floating rates as of December 31, 2024, was $11.2 million.

Credit Risk

Credit risk is the risk of financial loss to Videotron if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises principally from amounts receivable from customers, including contract assets.

The gross carrying amounts of financial assets represent the maximum credit exposure. As of December 31, 2024, the gross carrying amount of trade receivables and contract assets, including their long-term portions, was $1,157.3 million ($1,237.9 million as of December 31, 2023). In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer. Videotron uses its customers’ historical terms of payment and acceptable collection periods for each customer class, as well as changes in its customers’ credit profiles, to define default on amounts receivable from customers, including contract assets.

As of December 31, 2024, no customer balance represented a significant portion of Videotron’s consolidated trade receivables. Videotron is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2024, the provision for expected credit losses represented 3.4% of the gross amount of trade receivables and contract assets (4.7% as of December 31, 2023), while 3.3% of trade receivables were 90 days past their billing date (3.5% as of December 31, 2023).

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

Principal Repayments

As at December 31, 2024, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

Year ending December 31,	(in millions of dollars)
2025	400.0
2026	716.3
2027	1,579.4
2028	750.0
2029	1,318.9
2030 and thereafter	2,855.1
Total	7,619.7

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

Videotron’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Videotron’s internal control over financial reporting was effective as of December 31, 2024.

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

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as Videotron’s independent registered public accounting firm for the fiscal years ended December 31, 2024, 2023 and 2022. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2024, are included in this annual report on Form 20-F.

Videotron’s Audit and Risk Management Committee establishes the independent auditors’ compensation. The Audit and Risk Management Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit and Risk Management Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2024, 2023 and 2022, none of the non-audit services described below were approved by the Audit and Risk Management Committee of Videotron’s Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by Videotron’s independent auditors, Ernst & Young LLP, for the fiscal years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
Audit Fees(1)	$2,011,040	$2,313,972	$1,221,560
Audit related Fees(2)	—	—	100,400
Tax Fees(3)	106,348	103,031	173,448
All Other Fees(4)	—	—	—
Total	$2,117,388	$2,417,003	$1,495,408
(1)	Audit Fees consist of fees approved for the annual audit of Videotron’s consolidated financial statements and quarterly reviews of interim financial statements of Videotron with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues and translation. It also includes audit and attestation services required by statute or regulation, such as comfort letters and consents, SEC prospectus and registration statements, other filings and other offerings, including annual reports and SEC forms and statutory audits.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor and include consultations concerning financial accounting and reporting standards on proposed transactions, due diligence or accounting work related to acquisitions; employee benefit plan audits, and audit or attestation services not required by statute or regulation.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refunds, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers, acquisitions and divestitures, transfer pricing, and requests for advance tax rulings or technical interpretations.
(4)	All Other Fees include fees billed for forensic accounting and occasional training services, assistance with respect to internal controls over financial reporting and disclosure controls and procedures.

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

ITEM 16I – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J – INSIDER TRADING POLICIES

Although Videotron is a private, wholly-owned subsidiary and Videotron’s securities are not listed on any exchange, Videotron has adopted, as part of its Code of Ethics, an insider trading policy that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to public corporations within the Quebecor group of companies. Videotron’s Code of Ethics is included as an exhibit to this annual report on Form 20-F.

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

As of the date of this annual report, the Corporation is not aware of any cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Corporation, including its business strategy, results of operations, or financial condition. For additional information concerning risks related to cybersecurity, see also the “Item 3. Key Information – Risk Factors”.

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

As cybersecurity is an important issue, Videotron has implemented a number of initiatives in this area such as the cybersecurity training for the Board of Directors in 2024 as well as a cybersecurity and privacy training program offered to all employees and consultants on a quarterly basis.

ITEM 17 – FINANCIAL STATEMENTS

Not applicable.

ITEM 18 – FINANCIAL STATEMENTS

Videotron’s consolidated balance sheets as at December 31, 2024 and 2023 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2024, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

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

1.13

Certificate and Articles of Incorporation of Freedom Mobile Inc. (incorporated by reference to Exhibit 1.19 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on March 27, 2024, Commission file No. 033-51000).

1.14

By-laws of Freedom Mobile Inc. (incorporated by reference to Exhibit 1.20 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on March 27, 2024, Commission file No. 033-51000).

1.15

Certificate and Articles of Incorporation of Freedom Mobile Distribution Inc. (incorporated by reference to Exhibit 1.21 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on March 27, 2024, Commission file No. 033-51000).

1.16

By-laws of Freedom Mobile Distribution Inc. (incorporated by reference to Exhibit 1.22 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on March 27, 2024, Commission file No. 033-51000).

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

2.5

Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibernoire Inc. and Canadian P2P Fiber Systems Ltd., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of March 14, 2012 (incorporated by reference to Exhibit 2.10 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

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

2.14

Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibernoire Inc. and Canadian P2P Fiber Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of June 17, 2013 (incorporated by reference to Exhibit 2.5 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

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

2.24

Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibernoire Inc. and Canadian P2P Fiber Systems Ltd., as guarantors, and Wells Fargo Bank, National Association, as trustee, to the Indenture dated as of April 9, 2014 (incorporated by reference to Exhibit 2.20 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

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

2.33

Supplemental Indenture, dated as of January 8, 2016, by and among Videotron, 9529454 Canada Inc., 8480869 Canada Inc., Fibernoire Inc. and Canadian P2P Fiber Systems Ltd., as guarantors, and Computershare Trust Company of Canada, as trustee, to the Indenture dated as of September 15, 2015 (incorporated by reference to Exhibit 2.5 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed on March 18, 2016, Commission file No. 033-51000).

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

2.66	Form of Guarantee of the subsidiary guarantors of the Trust Indenture dated June 21, 2024 (incorporated by reference to Exhibit A to Exhibit 2.67 below).

2.67	Trust Indenture, dated as of June 21, 2024, by and among Videotron, the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee.

2.68	Form of 4.650% Series 1 Senior Notes due July 15, 2029 of Videotron (incorporated by reference to Schedule A to Exhibit 2.69 below).

2.69

First Supplemental Trust Indenture, dated as of June 21, 2024, by and among Videotron, the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee, to the Trust Indenture dated as of June 21, 2024.

2.70	Form of 5.000% Series 2 Senior Notes due July 15, 2034 of Videotron (incorporated by reference to Schedule A to Exhibit 2.71 below).

2.71

Second Supplemental Trust Indenture, dated as of June 21, 2024, by and among Videotron, the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee, to the Trust Indenture dated as of June 21, 2024, as supplemented by the First Supplemental Trust Indenture, dated as of June 21, 2024.

2.72	Form of 5.700% Senior Notes due January 15, 2035 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.73 below).

2.73	Indenture, dated as of November 8, 2024, by and among Videotron, the guarantors signatory thereto, and Computershare Trust Company, N.A., as trustee.

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

4.5

First Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amending Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of June 24, 2016, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 9176-6857 Québec Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibernoire Inc. and Canadian P2P Fiber Systems Ltd., as guarantors (incorporated by reference to Exhibit 4.5 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 21, 2017, Commission file No. 033-51000).

4.6

Second Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amending Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of January 3, 2018, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9176-6857 Québec Inc., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibernoire Inc. and Canadian P2P Fiber Systems Ltd., as guarantors (incorporated by reference to Exhibit 4.6 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on March 27, 2018, Commission file No. 033-51000).

4.7

Third Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amending Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of November 26, 2018, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9293-6707 Québec Inc., 9227-2590 Québec Inc., 9230-7677 Québec Inc., 9176-6857 Québec Inc., Videotron G.P., Videotron L.P., Videotron Infrastructures Inc., 4Degrees Colocation Inc., 9529454 Canada Inc., 8480869 Canada Inc., Fibernoire Inc. and Canadian P2P Fiber Systems Ltd., as guarantors (incorporated by reference to Exhibit 4.7 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed on March 26, 2019, Commission file No. 033-51000).

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

4.11

Seventh Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amending Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of April 3, 2023, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, the financial institutions signatory thereto, 9293-6707 Québec Inc., Videotron Infrastructures Inc. and Mobile & Internet Fizz Inc., as guarantors, and acknowledged by 9176-6857 Québec Inc., 2251723 Ontario Inc., VMedia Inc. and rivertv Inc., as guarantors (incorporated by reference to Exhibit 4.11 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on March 27, 2024, Commission file No. 033-51000).

4.12

Eight Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amending Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of May 25, 2023, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, the financial institutions signatory thereto, 9293-6707 Québec Inc., Videotron Infrastructures Inc. and Mobile & Internet Fizz Inc., as guarantors, and acknowledged by 9176-6857 Québec Inc., 2251723 Ontario Inc., VMedia Inc. and rivertv Inc., as guarantors (incorporated by reference to Exhibit 4.12 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on March 27, 2024, Commission file No. 033-51000).

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

4.16

Amended and Restated Credit Agreement dated as of February 26, 2025, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9525-7705 Québec Inc., 9176-6857 Québec Inc., Freedom Mobile Inc., Freedom Mobile Distribution Inc., Mobile & Internet Fizz Inc. and Videotron Infrastructures Inc., as guarantors.

4.17	Form of Guarantee of the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 4.16 above).

8.1	Subsidiaries of Videotron.

11.1

Code of Ethics. (incorporated by reference to Exhibit 11.1 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on March 27, 2023, Commission file No. 033-51000).

12.1	Certification of Pierre Karl Péladeau, President of Videotron, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2

Certification of Jean-François Lescadres, Senior Vice President and Chief Financial Officer of Videotron, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Pierre Karl Péladeau, President of Videotron, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2

Certification of Jean-François Lescadres, Senior Vice President and Chief Financial Officer of Videotron pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

101	Interactive Data Files.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIDEOTRON LTD.
By:	/s/ Jean-François Lescadres
Name: Jean-François Lescadres
Title: Senior Vice President and Chief Financial Officer

Dated: March 26, 2025

Videotron Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of Videotron Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Videotron Ltd. [the “Corporation”] as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, equity and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation at December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards [“IFRSs”] as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the Corporation’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) [PCAOB] and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Timing of revenue recognition from subscriber services

Description of the matter

As disclosed in note 1 (e) to the consolidated financial statements, the Corporation recognizes revenue from subscriber services, such as television distribution, Internet access and wireline and mobile telephony, when the services are provided. Operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided, and the portion of revenues that is invoiced and unearned is presented as deferred revenue. The Corporation recognized revenues of $4,835.1 million for the year ended December 31, 2024 and $353.8 million of deferred revenue as of December 31, 2024, of which a significant portion related to these services.

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

How we addressed the matter in our audit

To test the timing of revenue recognition from subscriber services and the deferred revenue balance, our audit procedures included, among others, identifying and testing the IT application controls and the IT general controls, with the assistance of our IT specialists, related to the timing of revenue recognition for subscriber services. We performed procedures over management’s calculations of the deferred revenue balance related to these subscriber services as of December 31, 2024. We tested a sample of the relevant data used for the calculation of the deferred revenue balance related to the subscriber services as of December 31, 2024, and compared the invoice date, the invoice amount, and the types of services to the invoice and the related cash receipt. We assessed the appropriateness of manual entries posted to the deferred revenue account by agreeing to supporting documentation. Finally, we performed disaggregated analytical review procedures over revenue by service type and compared it to historical and budgeted amounts.

/s/ Ernst & Young LLP

We have served as the Corporation’s auditor since 2008.

Montreal, Canada

March 21, 2025

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2024, 2023 and 2022

(in millions of Canadian dollars)

	Note	2024	2023	2022
Revenues
Mobile telephony		$1,663.5	$1,420.7	$780.3
Internet		1,254.0	1,283.8	1,238.1
Television		777.9	802.6	799.2
Wireline telephony		248.9	278.3	292.5
Mobile equipment sales		695.1	613.5	322.2
Wireline equipment sales		27.8	70.1	92.2
Other		167.9	185.0	193.7
		4,835.1	4,654.0	3,718.2

Employee costs	2	490.8	472.3	397.7
Purchase of goods and services	2	2,008.9	1,951.4	1,407.6
Depreciation and amortization	8, 9, 10	883.8	844.0	699.6
Financial expenses	3	340.9	331.0	244.6
Restructuring, impairment of assets and other	4	27.0	20.1	13.5
Income before income taxes		1,083.7	1,035.2	955.2
Income taxes (recovery):	5
Current		239.2	213.1	263.4
Deferred		16.2	24.6	(65.5)
		255.4	237.7	197.9
Net income		$828.3	$797.5	$757.3

Net income attributable to
Shareholder		$828.3	$797.4	$757.2
Non-controlling interests		—	0.1	0.1

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2024, 2023 and 2022

(in millions of Canadian dollars)

	Note	2024	2023	2022
Net income		$828.3	$797.5	$757.3

Other comprehensive (loss) income:
Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments		(76.2)	5.1	(58.9)
Deferred income taxes		4.4	0.5	6.2
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain	25	22.8	6.4	77.3
Deferred income taxes		(6.0)	(1.7)	(20.5)
		(55.0)	10.3	4.1

Comprehensive income		$773.3	$807.8	$761.4

Comprehensive income attributable to
Shareholder		$773.3	$807.7	$761.3
Non-controlling interests		—	0.1	0.1

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2024, 2023 and 2022

(in millions of Canadian dollars)

	Equity attributable to the shareholder
				Equity
			Accumulated	attributable
		(Deficit)	other	to non-
	Capital	Retained	comprehensive	controlling
	stock	earnings	loss	interests	Total equity
	(note 17)		(note 19)
Balance as of December 31, 2021	$295.6	$(613.5)	$(20.8)	$0.4	$(338.3)
Net income	—	757.2	—	0.1	757.3
Other comprehensive income	—	—	4.1	—	4.1
Issuance of common shares	17.3	—	—	—	17.3
Dividends	—	(671.0)	—	(0.2)	(671.2)
Balance as of December 31, 2022	312.9	(527.3)	(16.7)	0.3	(230.8)
Net income	—	797.4	—	0.1	797.5
Other comprehensive income	—	—	10.3	—	10.3
Dividends	—	(421.0)	—	(0.1)	(421.1)
Balance as of December 31, 2023	312.9	(150.9)	(6.4)	0.3	155.9
Net income	—	828.3	—	—	828.3
Other comprehensive loss	—	—	(55.0)	—	(55.0)
Dividends	—	(590.0)	—	(0.2)	(590.2)
Balance as of December 31, 2024	$312.9	$87.4	$(61.4)	$0.1	$339.0

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2024, 2023 and 2022

(in millions of Canadian dollars)

	Note	2024	2023	2022
Cash flows related to operating activities
Net income		$828.3	$797.5	$757.3
Adjustments for:
Depreciation of property, plant and equipment	8	535.2	551.2	516.0
Amortization of intangible assets	9	224.6	194.0	142.4
Depreciation of right-of-use assets	10	124.0	98.8	41.2
Impairment of assets	4	15.7	0.4	2.9
Amortization of financing costs	3	9.0	8.0	5.8
Deferred income taxes	5	16.2	24.6	(65.5)
Other		(0.2)	(0.1)	(0.6)
		1,752.8	1,674.4	1,399.5
Net change in non-cash balances related to operating activities	26	2.5	(79.3)	(49.0)
Cash flows provided by operating activities		1,755.3	1,595.1	1,350.5

Cash flows related to investing activities
Capital expenditures	26	(565.6)	(536.0)	(444.8)
Deferred subsidies received (used) to finance capital expenditures	1(j), 8	34.2	(39.3)	(123.1)
Acquisitions of spectrum licences	9	(298.9)	(9.9)	—
Business acquisitions	6	(1.8)	(2,069.6)	1.4
Proceeds from disposals of assets		0.4	1.7	7.0
Promissory note to the parent corporation	24	—	(836.0)	—
(Acquisition) redemption of preferred shares of an affiliated corporation	24	(1,530.0)	1,595.0	—
Other		—	(0.3)	(0.3)
Cash flows used in investing activities		(2,361.7)	(1,894.4)	(559.8)

Cash flows related to financing activities
Net change in bank indebtedness		3.0	(0.4)	0.4
Net change under revolving facility, net of financing costs		(364.0)	285.0	(209.6)
Issuance of long-term debt, net of financing costs	14	1,957.2	2,092.5	—
Repayment of long-term debt	14	(1,900.3)	—	—
Settlement of hedging contracts	14	163.0	—	—
Repayment of lease liabilities	15	(126.2)	(94.8)	(42.1)
Dividends		(590.2)	(421.1)	(671.2)
Issuance (repayment) of a loan from the parent corporation	24	1,530.0	(1,595.0)	—
Cash flows provided by (used in) financing activities		672.5	266.2	(922.5)

Net change in cash, cash equivalents and restricted cash		66.1	(33.1)	(131.8)

Cash, cash equivalents and restricted cash at beginning of the year		8.0	41.1	172.9
Cash, cash equivalents and restricted cash at end of the year	26	$74.1	$8.0	$41.1

Non-cash investing transactions are presented in notes 8, 9 and 10.

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2024 and 2023

(in millions of Canadian dollars)

	Note	2024	2023
Assets

Current assets
Cash and cash equivalents		$39.9	$8.0
Restricted cash		34.2	—
Accounts receivable	7, 12	1,003.8	988.3
Contract assets	12	139.6	125.4
Income taxes		16.4	35.3
Inventories		302.3	348.7
Derivative financial instruments	23	—	129.3
Other current assets	12	173.8	180.1
		1,710.0	1,815.1
Non-current assets
Property, plant and equipment	8	3,034.3	3,152.9
Intangible assets	9	3,401.3	3,299.3
Right-of-use assets	10	349.7	313.0
Goodwill	11	550.1	550.1
Derivative financial instruments	23	148.4	35.8
Investments	24	1,530.0	—
Promissory notes from the parent corporation	24	996.0	996.0
Other assets	12	509.6	348.5
		10,519.4	8,695.6
Total assets		$12,229.4	$10,510.7

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2024 and 2023

(in millions of Canadian dollars)

	Note	2024	2023
Liabilities and equity

Current liabilities
Bank indebtedness		$3.0	$—
Accounts payable, accrued charges and provisions	13	981.4	1,011.9
Deferred revenue		353.8	347.4
Deferred subsidies	1(j), 8	34.2	—
Income taxes		36.2	18.4
Current portion of long-term debt	14	400.0	1,480.6
Current portion of lease liabilities	15	108.5	99.3
		1,917.1	2,957.6
Non-current liabilities
Long-term debt	14	7,182.3	6,129.3
Lease liabilities	15	270.0	246.8
Subordinated loan from the parent corporation	24	1,530.0	—
Derivative financial instruments	23	7.2	54.3
Deferred income taxes	5	764.6	759.2
Other liabilities	16	219.2	207.6
		9,973.3	7,397.2
Equity
Capital stock	17	312.9	312.9
Retained earnings (deficit)		87.4	(150.9)
Accumulated other comprehensive loss	19	(61.4)	(6.4)
Equity attributable to the shareholder		338.9	155.6
Non-controlling interests		0.1	0.3
		339.0	155.9
Commitments and contingencies	20, 22
Total liabilities and equity		$12,229.4	$10,510.7

See accompanying notes to consolidated financial statements.

On March 21, 2025, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2024, 2023 and 2022.

On behalf of the Board of Directors,

/s/ Sylvie Lalande	/s/ Chantal Bélanger
Sylvie Lalande	Chantal Bélanger
Chair of the Board	Director and President of Audit and Risk Management Committee

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2024, 2023 and 2022

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

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES

(a)  Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(i)), the liability related to stock-based compensation (note 1(q)) and the net defined benefit liability (note 1(r)), and they are presented in Canadian dollars (“CAN dollars”), which is the currency of the primary economic environment in which the Corporation operates (“functional currency”).

Comparative figures for the years ended December 31, 2023 and 2022 have been restated to conform to the presentation adopted for the year ended December 31, 2024.

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

(c)  Business acquisition

A business acquisition is accounted for by the acquisition method. The cost of an acquisition is measured at the fair value of the consideration given in exchange for control of the business acquired at the acquisition date. This consideration can consist of cash, assets transferred, financial instruments issued, or future contingent payments. The identifiable assets and liabilities of the acquired business are recognized at their fair value at the acquisition date. Results of operations of an acquired business are included in the Corporation’s consolidated financial statements from the date of the business acquisition. Business acquisition costs are expensed as incurred and included in restructuring, impairment of assets and other in the consolidated statements of income.

(d)  Foreign currency translation

Foreign currency transactions are translated to the functional currency by applying the exchange rate prevailing at the date of the transaction. Translation gains and losses on monetary assets and liabilities denominated in a foreign currency are recorded in the consolidated statements of income.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

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

The Corporation provides services under multiple deliverable arrangements, mainly for mobile contracts in which the sale of mobile devices is bundled with telecommunication services over the contract term. The total consideration from a contract with multiple deliverables is allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation. The total consideration can consist of an upfront fee or a number of monthly installments for the equipment sale and a monthly fee for the telecommunication service. Each performance obligation of multiple deliverable arrangements is then separately accounted for based on its allocated consideration amount.

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

Years ended December 31, 2024, 2023 and 2022

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

(h)   Leases

The Corporation recognizes, for most of its leases, a right-of-use asset and a lease liability at the commencement of a lease. The right-of-use asset and the lease liability are initially measured at the present value of lease payments over the lease term, less incentive payments received, using the Corporation’s incremental borrowing rate at that date or the interest rate implicit in the lease. The term of the lease consists of the initial lease term and any additional period for which it is reasonably certain that the Corporation will exercise its extension option.

Right-of-use assets are depreciated over the shorter of the lease term or the useful life of the underlying asset.

Interest on lease liabilities is recorded in the consolidated statements of income as financial expenses and principal payments on the lease liability are presented as part of financing activities in the consolidated statements of cash flows.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

(i)   Financial instruments

Classification, recognition and measurement

Most financial assets and liabilities are classified as subsequently measured at amortized cost, except for derivative financial instruments, investments in preferred shares of an affiliated corporation and loans from/to the parent corporation, which are measured at fair value through other comprehensive income or through profit or loss. Contingent considerations arising from a business acquisition or disposal are measured at fair value at the transaction date with subsequent changes in fair value recorded in the consolidated statements of income.

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

(i)   Financial instruments (continued)

Derivative financial instruments and hedge accounting (continued)

●	For fair value hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of the hedged item attributable to the hedged risk.
●	Most of the Corporation’s hedging relationships are not generating material ineffectiveness. The ineffectiveness, if any, is recorded in the consolidated statements of income.

Under hedge accounting, the Corporation applies the following accounting policies:

●	For derivative financial instruments designated as fair value hedges, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.
●	For derivative financial instruments designated as cash flow hedges, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Any change in the fair value of derivative financial instruments is recorded in the consolidated statements of income. Interest expense on hedged long - term debt is reported at the hedged interest and foreign currency rates.

Derivative financial instruments that do not qualify for hedge accounting, including derivatives that are embedded in financial or non - financial contracts that are not closely related to the host contracts, are reported on a fair value basis on the consolidated balance sheets. Any change in the fair value of these derivative financial instruments is recorded in the consolidated statements of income.

(j)  Tax credits, government assistance and deferred subsidies

The Corporation receives tax credits mainly related to its research and development activities and has access to several government programs designed to support large investment projects and the roll-out of telecommunications services in various regions of Québec. Government financial assistance is accounted for as revenue or as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are being met.

In particular, when government assistance is received in advance, as it was for the programs to support the roll-out of telecommunications services in various regions of Québec, the amount received is recorded as deferred subsidies on the consolidated balance sheets. When the investments required under these programs are realized, the corresponding subsidies are recognized as a reduction in additions to property, plant and equipment. An amount of $34.2 million was deferred as of December 31, 2024 (no amount deferred as of December 31, 2023 and an amount of $39.3 million as of December 31, 2022).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

(k)  Trade receivables and contract assets

Trade receivables and contract assets are presented net of a provision for expected credit losses. The Corporation is using the expected credit losses method to estimate that provision, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. Amounts receivable are written off when deemed uncollectible.

(l)  Inventories

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

Inventories related to audiovisual content comprise broadcast rights, which are essentially contractual rights allowing the limited or unlimited broadcast of televisual products or movies. The Corporation records the rights acquired as inventory and the obligations incurred under a licence agreement as a liability when the contractual broadcast period begins and the contractual conditions of the licence are met. Audiovisual content costs are amortized to operating expenses on a straight-line basis over the contractual broadcasting period or a period not exceeding 3 years beginning at the moment that the content is made available on the Corporation’s OTT video services platform.

The net realizable value of inventories related to audiovisual content is examined periodically by management and revised as necessary. The carrying value of the related inventories is reduced to the net realizable value, if necessary, based on this assessment.

(m)  Property, plant and equipment

Property, plant and equipment are recorded at cost. Cost represents the acquisition costs, net of government subsidies and investment tax credits, or construction costs, including preparation, installation and testing costs. In the case of projects to construct wireline and mobile networks, the cost includes equipment, direct labour and related overhead costs. Projects under development may also consist of advance payments made to suppliers for equipment under construction.

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

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

(m)  Property, plant and equipment (continued)

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

(n)  Goodwill and intangible assets

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

Intangible assets

Spectrum licences are recorded at cost or at fair value when acquired through a business acquisition. Spectrum licences have an indefinite useful life and are not amortized, in view of the following facts: (i) the Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Innovation, Science and Economic Development Canada (“ISED Canada”); (ii) the Corporation has the financial and operational ability to renew these spectrum licences; (iii) currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences; and (iv) the Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

Software is recorded at cost. In particular, internally generated intangible assets such as software and website development mainly consist of internal costs in connection with the development of assets to be used internally or to provide services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to that stage are recognized as expenses.

Customer relationships, brand names and other intangible assets acquired through a business acquisition are recorded at fair value at the date of acquisition. Brand names have an indefinite useful life and are not amortized.

Borrowing costs directly attributable to the acquisition, development or production of an intangible asset are also included as part of the cost of that asset during the development phase.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

(n)  Goodwill and intangible assets (continued)

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

(o)  Contract costs

Incremental and direct costs, such as costs to obtain a contract (mainly sales commissions) or the cost of connecting a subscriber to the Corporation’s telecommunication network, are included in contract costs and amortized over the period of time the customer is expected to maintain its service or over the contract term. The amortization of contract costs is included in purchase of goods and services in the consolidated statements of income.

(p)  Provisions

Provisions are recognized (i) when the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and (ii) when the amount of the obligation can be reliably estimated.

Restructuring costs, primarily consisting of termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation that the plan will be carried out has been raised in those affected.

Provisions are reviewed at each consolidated balance sheet date and changes in estimates are reflected in the consolidated statements of income in the reporting period in which the changes occur.

(q)  Stock-based compensation

Stock-based awards to employees that call for settlement in cash at the option of the employee, such as stock option awards, are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

The fair value of stock option awards is determined by applying an option pricing model, taking into account the terms and conditions of the grant. Key assumptions are described in note 18.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

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

Re-measurements of the net defined benefit liability or asset are recognized immediately in other comprehensive income (loss) and in accumulated other comprehensive (loss) income. Re-measurements consist of the following:

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

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

(s)   Use of estimates and judgments

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

When an impairment test is performed on an asset or a CGU, management estimates the recoverable amount of the asset or CGU based on its fair value less costs of disposal or its value in use. These estimates are based on valuation models requiring the use of a number of assumptions such as forecasts of future cash flows, pre-tax discount rate (WACC) and perpetual growth rate. These assumptions have a significant impact on the results of impairment tests and on the impairment charge, as the case may be, recorded in the consolidated statements of income. A description of key assumptions used in the goodwill impairment tests and a sensitivity analysis of recoverable amounts are presented in note 11.

(ii)	Costs and obligations related to pension and postretirement benefit plans

Estimates of costs and obligations related to pension and postretirement benefit obligations are based on a number of assumptions, such as the discount rate, the rate of increase in compensation, the retirement age of employees, health care costs, and other actuarial factors. Certain of these assumptions may have a significant impact on employee costs and financial expenses recorded in the consolidated statements of income, the re-measurement gain or loss on defined benefit plans recorded in the consolidated statements of comprehensive income, and the carrying value of other assets or other liabilities on the consolidated balance sheets. Key assumptions and a sensitivity analysis of the discount rate are presented in note 25.

(iii)	Provisions

The recognition of provisions requires management to estimate expenditures required to settle a present obligation or to transfer it to a third party at the date of assessment. It can also require an assessment of the probable outcomes of legal proceedings or other contingencies. Management expectations on the potential effect of the possible outcomes of legal disputes on the consolidated financial statements are presented in note 22.

(iv)	Contingent considerations

Contingent considerations arising from business acquisition or disposal are measured and accounted for at their fair value. The fair value is estimated based on a present value model requiring management to assess the probabilities that the conditions on which the contingent considerations are based will be met in the future. The assessment of these contingent potential outcomes requires judgment from management and could have an impact on the initial amount of contingent considerations recognized and on any subsequent changes in fair value recorded in the consolidated statements of income.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

(s)   Use of estimates and judgments (continued)

(v)	Purchase price allocations

As part of the purchase price allocation related to a business acquisition, the identifiable assets and liabilities of the business acquired are recognized at their fair value at the acquisition date. The determination of fair value requires management to make assumptions, estimates and judgments regarding a number of factors. These estimates are based on valuation models requiring the use of a number of assumptions such as revenue growth rates, customer attrition rates, projected operating margins, the royalty rate and discount rates. These models also use available information such as comparable replacement cost data and market data. In addition, management has to determine the most appropriate valuation method for estimating the fair value of each asset. The determination of a purchase price allocation could have an impact on the carrying value of assets and liabilities on the consolidated balance sheets, on the depreciation and amortization charge recorded in the consolidated statements of income, as well as on the results of impairment tests and on the impairment charge.

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

(ii)	Interpretation of laws and regulations

Interpretation of laws and regulation, including those of the Canadian Radio-television and Telecommunications Commission (CRTC) and tax regulations, requires judgment from management and could have an impact on revenue recognition, provisions, income taxes and capital expenditures in the consolidated financial statements.

(t)	Changes to accounting standards

On January 1, 2024, the Corporation adopted the following amendments to accounting standards:

●	Amendments to IAS 1, Presentation of financial statements – Classification of liabilities as current or non-current, to clarify the requirements for classifying liabilities as current or non-current;
●	Amendments to IAS 1, Presentation of financial statements – Non-current liabilities with covenants, to clarify the classification, presentation and disclosure requirements for non-current liabilities with covenants;
●	Amendments to IAS 7, Statement of cash flows and IFRS 7, Financial instruments: Disclosures – Supplier finance arrangements, to add disclosure requirements that oblige entities to provide qualitative and quantitative information about supplier finance arrangements.

The adoption of these amendments to accounting policies had no material impact on the consolidated financial statements.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

1.	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
(u)	Future changes to accounting standards

The IASB has issued the following accounting standard that will become effective for the annual period beginning on January 1, 2027, with early adoption permitted:

●	IFRS 18, Presentation and disclosure in financial statements (replacing IAS 1, Presentation of financial statements), to set out additional requirements and guidance on the presentation of financial statements especially on how information is presented in the statement of income and the statement of cash flows.

The Corporation is currently assessing the impact that adopting this new standard will have on its consolidated financial statements.

2.    EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2024	2023	2022
Employee costs	$663.3	$636.4	$539.5
Less employee costs capitalized to property, plant and equipment and to intangible assets	(172.5)	(164.1)	(141.8)
	490.8	472.3	397.7
Purchase of goods and services:[1]
Royalties and rights	386.7	425.5	416.0
Cost of products sold	902.0	824.6	460.3
Subcontracting costs	101.1	109.9	92.9
Marketing and distribution expenses	85.1	95.1	62.1
Other	534.0	496.3	376.3
	2,008.9	1,951.4	1,407.6
	$2,499.7	$2,423.7	$1,805.3
1	Cost of inventories included in purchase of goods and services amounted to $746.5 million in 2024 ($739.8 million in 2023 and $444.2 million in 2022). Write-downs of inventories totalling $5.3 million were recognized in purchase of goods and services in 2024 ($3.8 million in 2023 and $3.1 million in 2022).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

3.    FINANCIAL EXPENSES

	2024	2023	2022
Third parties:
Interest on long-term debt	$369.3	$366.1	$235.3
Amortization of financing costs	9.0	8.0	5.8
Interest on lease liabilities	18.8	16.2	5.3
Loss (gain) on foreign currency translation of short-term monetary items	4.7	(0.6)	2.8
Other	5.6	5.2	3.6
	407.4	394.9	252.8
Affiliated corporations:
Interest expense	100.4	126.2	182.5
Dividend income	(101.5)	(127.5)	(184.4)
Interest on lease liabilities	1.1	1.3	1.5
Interest income	(66.5)	(63.9)	(7.8)
	(66.5)	(63.9)	(8.2)
	$340.9	$331.0	$244.6

4.    RESTRUCTURING, IMPAIRMENT OF ASSETS AND OTHER

	2024	2023	2022
Restructuring	$7.6	$4.9	$3.9
Impairment of assets[1]	15.7	0.4	2.9
Acquisition costs[2]	1.2	15.6	6.5
Other	2.5	(0.8)	0.2
	$27.0	$20.1	$13.5
1	In 2024, initiatives to integrate the Freedom business also led to an impairment of assets of $13.5 million, mainly related to property, plant and equipment.
2	Includes acquisition costs mainly related to the Freedom acquisition (note 6).

5.    INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.5% in 2024 (26.5% in 2023 and 2022) with income taxes in the consolidated statements of income:

	2024	2023	2022
Income taxes at domestic statutory tax rate	$287.2	$274.3	$253.1
(Reduction) increase resulting from:
Non-deductible charges and non-taxable income	(3.1)	0.1	(0.5)
Tax consolidation transactions (note 24)	(26.9)	(33.8)	(48.9)
Other	(1.8)	(2.9)	(5.8)
Income taxes	$255.4	$237.7	$197.9

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

5.    INCOME TAXES (continued)

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated		Consolidated
	balance sheets		income statements
	2024	2023	2024	2023	2022
Loss carryforwards	$47.7	$98.8	$51.1	$0.9	$—
Decommissioning obligation	39.3	37.6	(1.7)	(0.3)	—
Defined benefit plans	4.6	4.8	(5.8)	(3.1)	—
Contract assets	(48.8)	(45.2)	3.6	13.8	(22.9)
Property, plant and equipment	(387.9)	(414.3)	(26.4)	8.3	(34.8)
Goodwill, intangible assets and other assets	(452.1)	(449.1)	3.0	19.2	(7.7)
Long-term debt and derivative financial instruments	(0.3)	(5.0)	(0.3)	0.7	3.9
Other	32.9	13.2	(7.3)	(14.9)	(4.0)
	$(764.6)	$(759.2)	$16.2	$24.6	$(65.5)

Changes in the net deferred income tax liability are as follows:

	Note	2024	2023
Balance at beginning of year		$(759.2)	$(715.5)
Recognized in income		(16.2)	(24.6)
Recognized in other comprehensive income		(1.6)	(1.2)
Business acquisitions	6	—	(17.9)
Other		12.4	—
Balance at end of year		$(764.6)	$(759.2)

As of December 31, 2024, the Corporation had loss carryforwards for income tax purposes of $182.8 million available to reduce future taxable income, which will expire between 2029 and 2044. These losses have been recognized.

Pillar Two legislation, which introduces new taxing mechanisms that could impose a minimum tax on income from the Corporation and its subsidiaries, was substantively enacted in Canada in 2024. The Corporation does not expect any impact related to the implementation of these new tax rules that are effective on January 1, 2024.

There are no income tax consequences attached to the payment of dividends or distributions by the Corporation to its shareholder.

6.   BUSINESS ACQUISITIONS

2023

On April 3, 2023, Videotron acquired all the issued shares of Freedom Mobile Inc. (“Freedom”) from Shaw Communications Inc. (“Shaw”) for a cash consideration of $2.07 billion, net of cash acquired of $103.2 million. As part of this transaction, Videotron assumed certain debts, mainly lease obligations. The consideration paid is still subject to certain post-closing adjustments. This acquisition immediately preceded the acquisition of Shaw by Rogers Communications Inc. (“Rogers”). The acquisition of Freedom included the Freedom Mobile brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets. It also included a long-term undertaking by Shaw and Rogers to provide Videotron with transport services (including backhaul and backbone), roaming services and wholesale Internet services. Videotron has also made certain commercial commitments to the Minister of Innovation, Science and Industry. These transactions support the expansion of the Corporation’s telecommunications services in Ontario and Western Canada.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

6.   BUSINESS ACQUISITIONS (continued)

The table below presents the fair value of the net assets acquired as of the acquisition date:

Assets
Accounts receivable	$257.3
Other current assets[1]	181.3
Property, plant and equipment[2]	709.1
Intangible assets[3]	1,177.7
Right-of-use of assets	226.2
Other assets	65.8
2,617.4
Liabilities
Accounts payable, accrued charges and provisions	(127.2)
Other current liabilities	(94.2)
Lease liabilities	(226.2)
Deferred income taxes	(17.9)
Other liabilities	(84.1)
(549.6)
Net assets acquired	$2,067.8

Cash consideration paid	$2,171.0
Cash acquired	(103.2)
$2,067.8
1	Includes mainly inventories and contract assets.
2	Includes mainly the wireless network (note 8).
3	Includes mainly spectrum licences, software, customer relationships, the Freedom brand and others (note 9).

The Freedom acquisition contributed revenues of $850.1 million and net income of $94.0 million from April 3, 2023 to December 31, 2023, excluding financial expenses incurred on the term credit facility entered into in April 2023 to finance the acquisition (note 14).

2022

In 2022, Quebecor Media transferred to Videotron all shares of VMedia Inc., an independent telecommunications service provider acquired in July 2022, in exchange for the issuance of 20,958 common shares with a value of $17.3 million (note 17) and a contingent balance payable. The cash acquired relating to this transaction amounted to $1.4 million. A contingent consideration of $1.8 million was paid in 2023 and in 2024.

7.    ACCOUNTS RECEIVABLE

	2024	2023
Trade	$754.3	$835.3
Amounts receivable from affiliated corporations	33.5	25.1
Other	216.0	127.9
	$1,003.8	$988.3

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

8.    PROPERTY, PLANT AND EQUIPMENT

Changes in the net carrying amount of property, plant and equipment are as follows:

	Land,
	buildings and		Telecom-	Projects
	leasehold	Furniture and	munication	under
	improvements	equipment	networks	development	Total
Cost

Balance as of December 31, 2022	$228.5	$1,316.6	$7,110.5	$70.8	$8,726.4
Additions[1]	1.4	56.9	205.0	126.0	389.3
Net change in additions financed with non-cash balances[2]	—	0.2	22.1	(21.6)	0.7
Business acquisitions (note 6)	11.3	16.7	598.0	83.1	709.1
Reclassification	0.4	2.9	95.6	(98.9)	—
Retirement, disposals and other	(4.4)	(82.2)	(71.8)	—	(158.4)
Balance as of December 31, 2023	237.2	1,311.1	7,959.4	159.4	9,667.1
Additions[1]	0.9	52.1	247.3	145.7	446.0
Net change in additions financed with non-cash balances[2]	—	(3.2)	(69.1)	17.8	(54.5)
Reclassification	0.9	8.9	146.6	(156.4)	—
Retirement, disposals and other	(2.3)	(59.4)	(92.4)	—	(154.1)
Balance as of December 31, 2024	$236.7	$1,309.5	$8,191.8	$166.5	$9,904.5

Accumulated depreciation and impairment losses

Balance as of December 31, 2022	$99.2	$1,096.1	$4,920.7	$—	$6,116.0
Depreciation	9.1	74.2	467.9	—	551.2
Retirement, disposals and other	(2.1)	(80.2)	(70.7)	—	(153.0)
Balance as of December 31, 2023	106.2	1,090.1	5,317.9	—	6,514.2
Depreciation	9.8	70.0	455.4	—	535.2
Retirement, disposals and other	(2.3)	(91.7)	(85.2)	—	(179.2)
Balance as of December 31, 2024	$113.7	$1,068.4	$5,688.1	$—	$6,870.2

Net carrying amount
As of December 31, 2023	$131.0	$221.0	$2,641.5	$159.4	$3,152.9
As of December 31, 2024	123.0	241.1	2,503.7	166.5	3,034.3
1	Net of government credits received for large investment projects ($26.7 million in 2024 and $8.2 million in 2023) and of deferred subsidies used for the roll-out of telecommunications services in various regions of Québec ($2.8 million in 2024 and $39.3 million in 2023).
2	Includes also the net change in government credits receivable for large investment projects (increase of $67.5 million in 2024 and decrease of $1.2 million in 2023).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

9.    INTANGIBLE ASSETS

Changes in the net carrying amount of intangible assets are as follows:

			Customer
			relationships,
			brand names,
			projects
			under
	Spectrum		development
	licences	Software	and other	Total
Cost

Balance as of December 31, 2022	$1,809.3	$1,539.7	$77.4	$3,426.4
Additions[1,3]	9.9	93.1	53.6	156.6
Net change in additions financed with non-cash balances[4]	—	(12.6)	8.9	(3.7)
Business acquisitions (note 6)	791.7	89.9	296.1	1,177.7
Reclassification	—	72.0	(72.0)	—
Retirement, disposals and other	—	(30.0)	—	(30.0)
Balance as of December 31, 2023	2,610.9	1,752.1	364.0	4,727.0
Additions[2,3]	298.9	28.1	91.5	418.5
Net change in additions financed with non-cash balances[4]	—	(92.3)	0.4	(91.9)
Reclassification	—	52.7	(52.7)	—
Retirement, disposals and other	—	(26.7)	—	(26.7)
Balance as of December 31, 2024	$2,909.8	$1,713.9	$403.2	$5,026.9

Accumulated amortization and impairment losses

Balance as of December 31, 2022	$247.7	$1,002.4	$13.6	$1,263.7
Amortization	—	167.1	26.9	194.0
Retirement, disposals and other	—	(30.0)	—	(30.0)
Balance as of December 31, 2023	247.7	1,139.5	40.5	1,427.7
Amortization	—	188.0	36.6	224.6
Retirement, disposals and other	—	(26.7)	—	(26.7)
Balance as of December 31, 2024	$247.7	$1,300.8	$77.1	$1,625.6

Net carrying amount
As of December 31, 2023	$2,363.2	$612.6	$323.5	$3,299.3
As of December 31, 2024	2,662.1	413.1	326.1	3,401.3
1	In 2023, Videotron acquired spectrum licences in the 600 MHz band in Manitoba and in the 3500 MHz band in Québec.
2	In 2024, Videotron acquired 305 blocks of spectrum in the 3800 MHz band across the country.
3	Net of government credits received for large investment projects ($36.6 million in 2024 and none in 2023).
4	Includes also the net change in government credits receivable for large investment projects (increases of $92.4 million in 2024 and $4.8 million in 2023).

The net carrying value of intangible assets with an indefinite useful life, mainly spectrum licences and brand names, was $2,760.9 million as of December 31, 2024 ($2,462.0 million as of December 31, 2023).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

10.  RIGHT-OF-USE ASSETS

Changes in the net carrying amount of right-of-use assets which mainly relate to leases of premises and vehicles, are as follows:

	Note	2024	2023
Cost
Balance at beginning of year		$647.7	$381.5
Additions financed with lease obligations		158.8	56.9
Business acquisitions	6	—	226.2
Retirement and other		(35.8)	(16.9)
Balance at end of year		770.7	647.7

Accumulated depreciation
Balance at beginning of year		334.7	253.4
Depreciation		124.0	98.8
Retirement and other		(37.7)	(17.5)
Balance at end of year		421.0	334.7

Net carrying amount		$349.7	$313.0

The Corporation does not recognize right-of-use assets and lease liabilities for short-term leases and leases of low value assets.

The net carrying amount includes right-of-use assets with affiliated corporations of $9.5 million as of December 31, 2024 ($12.4 million as of December 31, 2023). The depreciation expense on leases with affiliated corporations was $3.9 million in 2024 ($4.2 million in 2023 and 2022).

11.  GOODWILL

Changes in the net carrying amount of goodwill are as follows:

	2024	2023
Cost
Balance at beginning and at end of year	$618.6	$618.6

Accumulated impairment losses
Balance at beginning and at end of year	68.5	68.5

Net carrying amount	$550.1	$550.1

Recoverable amount

The recoverable amount of the Telecommunications CGU was determined based on the higher of a value in use or a fair value less costs of disposal with respect to the impairment tests performed. The Corporation uses the discounted cash flow method to estimate the recoverable amount, consisting of future cash flows derived primarily from the most recent budget and three-year strategic plan approved by the Corporation’s management and the Board of Directors. These forecasts considered the CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. In particular, specific assumptions are used for each type of revenue generated by the CGU or for each type of expense, as well as for future capital expenditures. Such assumptions will consider, among many other factors, subscriber statistics, competitive landscape, evolution of product and service offerings, wireless penetration growth, technology evolution, bargaining agreements, Canadian GDP rates and operating cost structures.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

11.  GOODWILL (continued)

Recoverable amount (continued)

A perpetual growth rate is used for cash flows beyond the three-year strategic plan period. The discount rate used by the Corporation is a pre-tax rate derived from the weighted average cost of capital pertaining to the CGU, which reflects the current market assessment of (i) the time value of money, and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate was determined with regard to the specific markets in which the CGU participates. The recoverable amount used for the recent impairment tests in 2024 and 2023 was the same and based on value in use. A pre-tax discount rate (WACC) of 10.8% and a perpetual growth rate of 2.0% were used to estimate the recoverable amount.

No reasonable changes in the discount rate or in the perpetual growth rate used in the most recent test performed would have caused the carrying value to exceed the recoverable amount of the Telecommunications CGU.

12.  OTHER ASSETS

	2024	2023
Equipment installments receivable	$703.5	$648.0
Contract costs[1]	215.3	231.7
Contract assets[2]	185.7	171.9
Audiovisual content	73.7	54.5
Other[3]	221.9	60.9
	1,400.1	1,167.0
Less current portion:
Equipment installments receivable (included in “Accounts receivable”)	(526.0)	(475.9)
Contract costs (included in “Other current assets”)	(127.3)	(126.8)
Contract assets	(139.6)	(125.4)
Audiovisual content (included in “Inventories”)	(42.6)	(54.5)
Other (included in “Accounts receivable”)	(55.0)	(35.9)
	$509.6	$348.5
1	Amortization amounted to $155.8 million in 2024 ($128.9 million in 2023 and $81.4 million in 2022).
2	Impairment loss on contract assets resulting from mobile contracts being cancelled prior to their initial term amounted to $0.4 million in 2024 ($2.8 million in 2023 and $9.9 million in 2022), net of the early termination penalty charged to the customer. In current and comparative periods, there were no significant cumulative catch-up adjustments to revenue that affected the corresponding contract asset, including adjustments arising from a change in an estimate of the transaction price or a contract modification. There were also no significant changes in the time frame for a performance obligation to be satisfied.
3	Includes $219.6 million in government credits receivable for large investment projects in 2024 ($59.6 million in 2023).

13.  ACCOUNTS PAYABLE, ACCRUED CHARGES AND PROVISIONS

	2024	2023
Trade and accruals	$696.7	$731.3
Amounts payable to affiliated corporations	69.4	91.0
Salaries and employee benefits	128.9	127.8
Interest payable	72.6	52.2
Provisions and other	13.8	9.6
	$981.4	$1,011.9

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

14.  LONG-TERM DEBT

	Effective interest rate as of
	December 31, 2024	2024	2023
Bank credit facilities (i)	6.08%	$1,432.6	$2,419.0
Senior Notes (ii)		6,187.1	5,226.3
Total long-term debt		7,619.7	7,645.3

Change in fair value related to hedged interest rate risk		—	(2.2)
Financing costs, net of amortization		(37.4)	(33.2)
		(37.4)	(35.4)
		7,582.3	7,609.9
Less current portion		(400.0)	(1,480.6)
		$7,182.3	$6,129.3

As of December 31, 2024, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $4,021.2 million ($4,484.5 million as of December 31, 2023) while the net fair value of related hedging derivative instruments was in an asset position of $141.5 million ($106.9 million as of December 31, 2023).

(i)	The bank credit facilities provide for $500.0 million in revolving credit facilities (reduced from $2,000.0 million to $500.0 million on January 29, 2025) and a $2,100.0 million term credit facility consisting of three tranches of equal size. The first tranche of $700.0 million of the term facility was reimbursed in November 2024 and the other two tranches mature in April 2026 and April 2027, respectively. The credit facilities bear interest at Canadian Overnight Repo Rate Average (“CORRA”), Secured Overnight Financing Rate (“SOFR”), Canadian prime rate or U.S. prime rate, plus a premium determined by the Corporation’s leverage ratio. The bank credit facilities contain covenants such as maintaining certain financial ratios, as well as limitations on the Corporation’s ability to incur additional debt, pay dividends, or make other distributions. As of December 31, 2024, no amount was drawn on the revolving credit facility ($361.0 million as of December 31, 2023) and $1,432.6 million was outstanding on the term credit facility ($2,058.0 million as of December 31, 2023).

On February 26, 2025, Videotron amended and restated its credit agreement to, among other things, amend its existing $500.0 million revolving credit facility by creating two tranches: (i) a first tranche in the amount of $250.0 million maturing in February 2030, and (ii) a second tranche in the amount of $250.0 million maturing in February 2026 and providing for a conversion option into a term facility maturing in February 2027.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

14.  LONG-TERM DEBT (continued)

(ii)	The Senior Notes are unsecured and contain certain restrictions, including limitations on Videotron’s ability to create liens, enter into sale and leaseback transactions, and incur certain debts. The Notes are redeemable at Videotron’s option, in whole or in part, prior to maturity at the prices, times and conditions specified for each series. The Senior Notes are guaranteed by specific subsidiaries of the Corporation. The following table summarizes the terms of the outstanding Senior Notes as of December 31, 2024:

		Annual nominal		Interest payable
Principal amount		interest rate	Maturity date	every 6 months on
	$400.0	5.625%	June 15, 2025	April and October 15
US$	600.0	5.125%	April 15, 2027	April and October 15
	$800.0	4.500%	January 15, 2030	April and October 15
	$650.0	3.125%	January 15, 2031	January and July 15
	$750.0	3.625%	June 15, 2028	June and December 15
US$	500.0	3.625%	June 15, 2029	June and December 15
	$600.0[1]	4.650%	July 15, 2029	January and July 15
	$400.0[2]	5.000%	July 15, 2034	January and July 15
US$	700.0[3]	5.700%	January 15, 2035	January and July 15
1	The notes were issued in June 2024 for net proceeds of $596.3 million, net of financing costs of $3.4 million.
2	The notes were issued in June 2024 for net proceeds of $396.3 million, net of financing costs of $2.4 million.
3	The notes were issued in November 2024 for net proceeds of $964.6 million, net of financing costs of $7.8 million.

On November 25, 2024, Videotron redeemed its Senior Notes in aggregate principal amount of $375.0 million, bearing interest at 5.750%, for a cash consideration of $375.0 million.

On June 17, 2024, Videotron redeemed at maturity its Senior Notes in aggregate principal amount of US$600.0 million, bearing interest at 5.375%, and unwound the related hedging contracts for a total cash consideration of $662.3 million.

On December 31, 2024, the Corporation was in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2025	$400.0
2026	716.3
2027	1,579.4
2028	750.0
2029	1,318.9
2030 and thereafter	2,855.1

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

14.  LONG-TERM DEBT (continued)

Changes in long-term debt are as follows:

	2024	2023
Balance at beginning of year	$7,609.9	$5,318.3
Net change under revolving facility, net of financing costs	(364.0)	285.0
Issuance of long-term debt, net of financing costs	1,957.2	2,092.5
Repayment of long-term debt	(1,900.3)	—
Foreign currency translation	267.4	(97.3)
Amortization of financing costs	9.0	8.0
Change in fair value related to hedged interest rate risk	2.2	3.4
Other	0.9	—
Balance at end of year	$7,582.3	$7,609.9

15.  LEASE LIABILITIES

Changes in lease liabilities are as follows:

	Note	2024	2023
Balance at beginning of year		$346.1	$158.3
Lease obligations financing right-of-use assets		158.8	56.9
Business acquisitions	6	—	226.2
Repayments		(126.2)	(94.8)
Other		(0.2)	(0.5)
		378.5	346.1
Less current portion		(108.5)	(99.3)
		$270.0	$246.8

Lease liabilities with affiliated corporations amounted to $15.8 million as of December 31, 2024 ($20.1 million in 2023).

Interest rates on lease liabilities ranged from 1.9% to 9.0% as of December 31, 2024 and 2023.

Repayments of lease liabilities over the coming years are as follows:

2025	$108.5
2026	87.3
2027	70.2
2028	53.8
2029	27.8
2030 and thereafter	30.9

16.  OTHER LIABILITIES

	Note	2024	2023
Decommissioning obligation		$150.1	$143.5
Defined benefit plans	25	19.3	19.0
Other		49.8	45.1
		$219.2	$207.6

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

17.  CAPITAL STOCK

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

(b)	Issued and outstanding capital stock

	Common shares
	Number	Amount
Balance as of December 31, 2022, 2023 and 2024	10,739,285	$312.9

In 2022, the Corporation issued 20,958 common shares with a value of $17.3 million as part of VMedia Inc. transfer from Quebecor Media (note 6).

18.  STOCK-BASED COMPENSATION PLANS

(a)	Ultimate parent corporation stock option plan

Under a stock option plan established by the ultimate parent corporation, 26,000,000 Quebecor Inc. Class B Subordinate Voting Shares (“Quebecor Class B Shares”) have been set aside for directors, officers, senior employees, and other key employees of the ultimate parent corporation and those of the Corporation. The exercise price of each option is equal to the weighted average trading price of the Quebecor Class B Shares on the Toronto Stock Exchange over the last five trading days immediately preceding the granting of the option. Each option may be exercised during a period not exceeding 10 years from the date granted. As per the provisions of the plan, options usually vest as follows: 1/3 after one year, 2/3 after two years, and 100% three years after the original grant. The Board of Directors of the ultimate parent corporation may, at its discretion, affix different vesting periods at the time of each grant. Thus, since 2018, when granting options, the Board of Directors of Quebecor has determined that the options would vest equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant. In addition, since 2023, options with predetermined performance criteria have been granted and these options would vest equally over three years, if the performance criteria are met. Holders of options under the stock option plan have the choice, when they exercise their options, of acquiring the Quebecor Class B Shares at the corresponding option exercise price or receiving a cash payment equivalent to the difference between the market value of the underlying shares and the exercise price of the option. Holders of options have committed to obtain the consent of the ultimate parent corporation before exercising their right to subscribe to the shares for which they exercise their options.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

18.  STOCK-BASED COMPENSATION PLANS (continued)

(a)Ultimate parent corporation stock option plan (continued)

The following table gives details on changes to outstanding options for the years ended December 31, 2024 and 2023:

	2024		2023
		Weighted		Weighted
		average		average
	Options	exercise price	Options	exercise price
Balance at beginning of year	2,741,560	$31.43	1,048,934	$29.06
Granted	1,060,000	29.82	1,845,000	32.71
Transferred	450,000	31.91	—	—
Exercised	(91,666)	30.44	(8,733)	29.42
Cancelled	(431,667)	30.67	(143,641)	30.58
Balance at end of year	3,728,227	$31.14	2,741,560	$31.43

Vested options at end of year	559,920	$32.01	245,793	$29.61

As of December 31, 2024, exercise prices of all outstanding options were from $26.52 to $34.28 and the average years to maturity was 8.2.

(b)	Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plan was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the ultimate parent corporation stock option plan:

	December 31,		December 31,
	2024		2023
Risk-free interest rate	3.06%		3.38%
Distribution yield	4.14%		3.81%
Expected volatility	22.19%		22.73%
Expected remaining life	3.7	years	4.0	years

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

As of December 31, 2024, the liability for all vested options was $0.4 million as calculated using the intrinsic value ($0.6 million as of December 31, 2023).

(d)	Consolidated stock-based compensation charge

For the year ended December 31, 2024, a $1.4 million charge was recorded related to all stock-based compensation plans (a $2.9 million charge in 2023 and a $0.9 million charge in 2022).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

19.  ACCUMULATED OTHER COMPREHENSIVE LOSS ATTRIBUTABLE TO SHAREHOLDER

		Defined
	Cash flow hedges[1]	benefit plans	Total

Balance as of December 31, 2021	$26.4	$(47.2)	$(20.8)
Other comprehensive (loss) income	(52.7)	56.8	4.1
Balance as of December 31, 2022	(26.3)	9.6	(16.7)
Other comprehensive income	5.6	4.7	10.3
Balance as of December 31, 2023	(20.7)	14.3	(6.4)
Other comprehensive (loss) income	(71.8)	16.8	(55.0)
Balance as of December 31, 2024	$(92.5)	$31.1	$(61.4)
1	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 10-year period.

20.  COMMITMENTS

The Corporation has entered into long-term commitments to purchase services, tangible and intangible assets, and to pay licences and royalties. The minimum payments for the coming years are as follows:

2025	$857.8
2026 to 2029	620.1
2030 and thereafter	13.6

21.  GUARANTEES

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

Outsourcing companies and suppliers

In the normal course of its operations, the Corporation enters into contractual agreements with outsourcing companies and suppliers. In some cases, the Corporation agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the Corporation provides indemnification to counterparties for damages caused by the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the Corporation from estimating the maximum potential liability it could be required to pay. No amount has been accrued on the consolidated balance sheets with respect to these indemnifications.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

22.  CONTINGENCIES

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

23.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Corporation’s financial risk-management policies have been established in order to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk-management policies are reviewed regularly to reflect changes in market conditions and in the Corporation’s activities.

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, restricted cash, trade receivables, contract assets, promissory notes from the parent corporation, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

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

(a)	Description of derivative financial instruments
(i)	Foreign exchange forward contracts

	CAN dollar
	average
	exchange rate
	per one U.S.	Notional	Notional
Maturity	dollar	amount sold	amount bought
Less than 1 year	1.3685	$158.7	US$	116.0

(ii)	Interest rate swaps

Maturity	Notional amount	Pay/receive	Fixed rate	Floating rate
2027	$700.0	Pay fixed/ receive floating	3.213%	Daily Compounded CORRA

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

23.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)	Description of derivative financial instruments (continued)
(iii)	Cross-currency swaps

Hedged item	Hedging instrument
					CAN dollar
				Annual interest	exchange rate on
				rate on notional	interest and
	Period	Notional		amount in	capital payments
	covered	amount		CAN dollars	per one U.S. dollar
Term credit facility	1 month period	US$	996.0	Daily Compounded CORRA +1.137%	1.4056
5.125% Senior Notes due 2027	2017 to 2027	US$	600.0	4.82%	1.3407
3.625% Senior Notes due 2029	2021 to 2029	US$	500.0	4.04%	1.2109
5.700% Senior Notes due 2035	2024 to 2035	US$	700.0	5.10%	1.3900

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

23.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2024 and 2023 are as follows:

	2024		2023
	Carrying	Fair	Carrying	Fair
Asset (liability)	value	value	value	value
Long-term debt[1]	$(7,619.7)	$(7,540.0)	$(7,645.3)	$(7,368.1)
Derivative financial instruments[2]
Foreign exchange forward contracts	6.9	6.9	(1.5)	(1.5)
Interest rate swaps	(7.2)	(7.2)	5.4	5.4
Cross-currency swaps	141.5	141.5	106.9	106.9
1	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
2	The net fair value of derivative financial instruments designated as cash flow hedges is an asset position of $141.2 million as of December 31, 2024 ($78.0 million in 2023) and the net fair value of derivative financial instruments designated as fair value hedges is an asset position of $32.8 million as of December 31, 2023.

In 2024, the fair value of investments in preferred shares in a subsidiary of the parent corporation and loans from the parent corporation was equivalent to their initial issuance values (note 24) since these financial instruments have only been issued as part of transactions carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

(c)	Credit risk management

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial asset fails to meet its contractual obligations. It arises principally from amounts receivable from customers, including contract assets.

The gross carrying amounts of financial assets represent the maximum credit exposure. As of December 31, 2024, the gross carrying amount of trade receivables and contract assets, including their long-term portions, was $1,157.3 million ($1,237.9 million as of December 31, 2023).

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

As of December 31, 2024, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2024, the provision for expected credit losses represented 3.4% of the gross amount of trade receivables and contract assets (4.7% as of December 31, 2023), while 3.3% of trade receivables were 90 days past their billing date (3.5% as of December 31, 2023).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

23.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(c)	Credit risk management (continued)

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2024 and 2023:

	Note	2024	2023
Balance at beginning of year		$58.6	$12.1
Changes in expected credit losses charged to income		49.5	35.6
Business acquisitions	6	—	36.3
Write-off		(68.4)	(25.4)
Balance at end of year		$39.7	$58.6

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

Liquidity risk is the risk that the Corporation will not be able to meet its contractual obligations as they fall due and the risk that its financial obligations will have to be met at excessive cost. Among other things, the Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 4.7 years as of December 31, 2024 (3.5 years as of December 31, 2023).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital expenditures, acquisition of spectrum licences, working capital, interest payments, income tax payments, repayments of debt and lease liabilities, share repurchases, and dividend payments or distributions to the shareholder. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

23.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(d)Liquidity risk management (continued)

As of December 31, 2024, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and on lease liabilities and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. These obligations and their maturities are as follows:

		Less than			5 years
	Total	1 year	1-3 years	3-5 years	or more
Accounts payable and accrued charges	$970.9	$970.9	$—	$—	$—
Long-term debt[1]	7,619.7	400.0	2,295.7	2,068.9	2,855.1
Interest payments on long-term debt[2]	1,549.0	242.9	535.5	358.0	412.6
Lease liabilities	378.5	108.5	157.6	81.5	30.9
Interest payments on lease liabilities	56.2	17.2	23.3	11.2	4.5
Derivative financial instruments[3]	(238.9)	(32.6)	(58.6)	(113.8)	(33.9)
Total	$10,335.4	$1,706.9	$2,953.5	$2,405.8	$3,269.2
1	The carrying value of long-term debt excludes financing costs.
2	Estimate of interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2024.
3	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt.
(e)	Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues, expenses and capital expenditures, other than interest expense on U.S. - dollar - denominated debt, purchases of set - top boxes, gateways, modems, mobile devices, the payment of royalties to certain business partners or service providers and certain costs related to the development and maintenance of its mobile networks, are received or paid in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S. - dollar - denominated debt obligations outstanding as of December 31, 2024, and to hedge its exposure on certain purchases. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

23.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)Market risk (continued)

Foreign currency risk (continued)

The estimated sensitivity on other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of CAN dollars per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2024 is as follows:

Other
comprehensive
Increase (decrease)	income
Increase of $0.10	$12.0
Decrease of $0.10	(12.0)

A variance of $0.10 in the 2024 average exchange rate of CAN dollars per one U.S. dollar would have resulted in a variance of $3.3 million on the value of unhedged purchases of goods and services and $6.9 million on the value of unhedged capital expenditures in 2024.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Term CORRA or Daily compounded CORRA, (ii) Term SOFR, (iii) Canadian prime rate, or (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency swap agreements in order to manage cash flow risk exposure. As of December 31, 2024 after taking into account the hedging instruments, long-term debt consisted of 84.9% fixed-rate debt (67.9% in 2023) and 15.1% floating-rate debt (32.1% in 2023).

The estimated sensitivity on interest payments, of a 100 basis-point variance in the year-end Canadian floating rates as of December 31, 2024 was $11.2 million.

A variance of 100 basis points in the discount rate used to calculate the fair value of financial instruments as of December 31, 2024, would have an immaterial impact on other comprehensive income and no impact on income.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

23.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, lease liabilities, derivative financial instruments, cash and cash equivalents and promissory notes from the parent corporation. The capital structure as of December 31, 2024 and 2023 is as follows:

	2024	2023
Bank indebtedness	$3.0	$—
Long-term debt	7,582.3	7,609.9
Lease liabilities	378.5	346.1
Derivative financial instruments	(141.2)	(110.8)
Cash and cash equivalents	(39.9)	(8.0)
Promissory notes from the parent corporation	(996.0)	(996.0)
Net liabilities	6,786.7	6,841.2
Equity	$339.0	$155.9

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, and the declaration and payment of dividends or other distributions.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

24.  RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel comprises members of the Board of Directors and key senior managers of the Corporation and its main subsidiaries. Their compensation is as follows:

	2024	2023	2022
Salaries and short-term benefits	$1.9	$2.0	$2.7
Stock-based compensation	—	1.5	0.5
Termination and other long-term benefits	0.1	0.1	0.6
	$2.0	$3.6	$3.8

Operating transactions

During the years ended December 31, 2024, 2023 and 2022, the Corporation incurred expenses with affiliated corporations, which are included in purchase of goods and services, and acquired property, plant and equipment and intangible assets from affiliated corporations. The Corporation also made sales to affiliated corporations. These transactions were accounted for at the consideration agreed between parties.

	2024	2023	2022
Ultimate parent and parent corporation
Revenues	$0.4	$0.4	$0.4
Purchase of goods and services	3.3	2.6	10.2
Operating expenses recovered	(1.4)	(1.8)	(2.0)

Corporations under common control
Revenues	2.5	4.1	4.7
Purchase of goods and services	119.3	147.5	112.3
Operating expenses recovered	(2.6)	0.2	(0.7)

Other affiliated corporations
Purchase of goods and services	52.2	30.5	21.9
Acquisition of property, plant and equipment and intangible assets	35.6	11.0	8.6

Management arrangements

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $30.5 million in 2024 ($34.9 million in 2023 and $27.2 million in 2022). In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. These transactions were accounted for at the consideration agreed between the parties.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

24.  RELATED PARTY TRANSACTIONS (continued)

Accounts receivable from affiliated corporations

	2024	2023
Ultimate parent and parent corporation
Accounts receivable	$2.4	$3.5
Dividends receivable	4.7	—
Interest receivable	14.6	14.5

Corporations under common control
Accounts receivable	11.8	7.1
	$33.5	$25.1

Accounts payable to affiliated corporations

	2024	2023
Ultimate parent and parent corporation
Accounts payable	$42.0	$36.8
Interest payable	4.7	—

Corporations under common control
Accounts payable	22.6	54.2
	$69.3	$91.0

Promissory notes receivable

The Corporation has a $160.0 million and a $836.0 million promissory note receivable from Quebecor Media bearing interest at 4.90% and 7.00%, respectively. These promissory notes are repayable on demand.

Tax consolidation transactions

	2024	2023
Investment in an affiliated corporation[1]	$1,530.0	$—
Subordinated loan from the parent corporation[2]	(1,530.0)	—
1	Investment in 1,530,000 preferred shares, Series C, of 9511-8063 Quebec Inc., a subsidiary of Quebecor Media Inc., carrying the right to receive an annual dividend of 9.35%, payable semi-annually.
2	Subordinated loan of $1,530.0 million from Quebecor Media Inc., bearing interest at a rate of 9.25%, payable semi-annually.

2024

On April 17, 2024, the Corporation contracted a subordinated loan of $1,530.0 million from Quebecor Media, bearing interest at a rate of 9.25%, payable semi-annually, and maturing on April 17, 2054. On the same day, the Corporation invested the total proceeds of $1,530.0 million into 1,530,000 preferred shares, Series G, of 9511-8063 Quebec Inc., an affiliated corporation. These shares carry the right to receive an annual dividend of 9.35%, payable semi-annually.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

24.  RELATED PARTY TRANSACTIONS (continued)

2023

On November 1, 2023, 9346-9963 Quebec Inc. redeemed 1,595,000 preferred shares, Series C for a total cash consideration of $1,595.0 million. On the same day, the Corporation used the total proceeds of $1,595.0 million to repay its subordinated loan contracted from Quebecor Media Inc.

2022

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

25.  PENSION PLANS AND POSTRETIREMENT BENEFITS

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

By their design, the defined benefit plans expose the Corporation to the typical risks faced by defined benefit plans, such as investment performance, changes to the discount rates used to value the obligation, longevity of plan participants, and future inflation. The administration of the plans is assured by the Corporation or by pension committees composed of members of the plans, members of the Corporation’s management and independent members, in accordance with the provisions of each plan. Under the Corporation’s rules of governance, the approval and oversight of the defined benefit plan policies are performed at different levels through the pension committees, the Corporation’s management, or the Audit and Risk Management Committee. The risk management of pension plans is also performed under the leadership of these committees at various levels. The custody of securities and management of security transactions are assigned to trustees within a mandate given by the pension committee or the Corporation, as the case may be. Policies include those on investment objectives, risk-mitigation strategies and the mandate to hire investment fund managers and monitor their work and performance. The defined benefit pension plans are monitored on an ongoing basis to assess the benefit, funding and investment policies, financial status, and the Corporation’s funding requirement.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

25.  PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2024 and 2023:

	Pension benefits		Postretirement benefits
	2024	2023	2024	2023
Change in benefit obligations
Benefit obligations at the beginning of the year	$519.1	$454.6	$19.0	$17.0
Service costs	14.2	10.2	0.4	0.4
Interest costs	24.6	23.5	0.9	0.9
Plan participants’ contributions	5.1	5.0	—	—
Actuarial (gain) loss arising from:
Financial assumptions	(4.7)	38.4	(0.3)	1.5
Participant experience	1.0	3.1	—	—
Benefits and settlements paid	(17.8)	(15.7)	(0.5)	(0.8)
Plan amendments and other	—	—	(0.2)	—
Benefit obligations at the end of the year	$541.5	$519.1	$19.3	$19.0

	Pension benefits		Postretirement benefits
	2024	2023	2024	2023
Change in plan assets
Fair value of plan assets at the beginning of the year	$572.0	$527.6	$—	$—
Actual return on plan assets	54.2	54.1	—	—
Employer contributions	—	1.7	0.5	0.8
Plan participants’ contributions	5.1	5.0	—	—
Benefits and settlements paid	(17.8)	(15.7)	(0.5)	(0.8)
Administrative fees	(1.0)	(0.7)	—	—
Transfer	(5.5)	—	—	—
Fair value of plan assets at the end of the year	$607.0	$572.0	$—	$—

As of December 31, 2024, the weighted average duration of defined benefit obligations was 17.3 years (16.1 years in 2023). The Corporation expects future benefit payments of $17.8 million in 2025.

The investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of asset classes is used to optimize the risk-return profile of plan assets and to mitigate asset-liability mismatch.

Plan assets consist of:

	2024	2023
Equity securities:
Canadian	18.9%	19.1%
Foreign	28.2	26.8
Debt securities	36.2	37.0
Other	16.7	17.1
	100.0%	100.0%

The fair value of securities is based on quoted prices in an active market, while the fair value of other investments is not based on quoted prices in an active market.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

25.  PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

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

The reconciliation of funded status to the net amount recognized on the consolidated balance sheets is as follows:

	Pension benefits		Postretirement benefits
	2024	2023	2024	2023
Benefit obligations	$(541.5)	$(519.1)	$(19.3)	$(19.0)
Fair value of plan assets	607.0	572.0	—	—
Plan surplus (deficit)	65.5	52.9	(19.3)	(19.0)
Asset limit and minimum funding adjustment	(63.7)	(52.1)	—	—
Net amount recognized[1]	$1.8	$0.8	$(19.3)	$(19.0)
1	The net liability recognized for 2024 is $17.5 million ($18.2 million in 2023), of which an amount of $19.3 million ($19.0 million in 2023) is included in “Other liabilities” and $1.8 million ($0.8 million in 2023) is included in “Other assets”.

Components of re-measurements are as follows:

	Pension benefits			Postretirement benefits
	2024	2023	2022	2024	2023	2022
Actuarial gain (loss) on benefit obligations	$3.7	$(41.5)	$211.7	$0.3	$(1.5)	$21.2
Actual return on plan assets, less interest income anticipated in the interest on the net defined benefit liability calculation	28.0	27.1	(84.9)	—	—	—
Asset limit and minimum funding adjustment	(9.2)	22.3	(70.7)	—	—	—
Re-measurement gain (loss) recorded in other comprehensive income	$22.5	$7.9	$56.1	$0.3	$(1.5)	$21.2

Components of the net benefit costs are as follows:

	Pension benefits			Postretirement benefits
	2024	2023	2022	2024	2023	2022
Employee costs:
Service costs	$14.2	$10.2	$22.7	$0.4	$0.4	$0.9
Plan amendments, administrative fees and other	1.0	0.7	0.6	(0.2)	—	(2.0)
Interest on net defined benefit liability	0.8	0.1	2.0	0.9	0.9	1.1
Net benefit costs	$16.0	$11.0	$25.3	$1.1	$1.3	$—

The expense related to defined contribution pension plans amounted to $17.0 million in 2024 ($16.3 million in 2023 and in 2022).

The expected employer contributions to the Corporation’s defined benefit pension plans and postretirement benefit plans will be $0.6 million in 2025, based on the most recent financial actuarial reports filed (contributions of $0.5 million were paid in 2024).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

25.  PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Assumptions

The Corporation determines its assumption for the discount rate to be used for the purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yields and matched-funding yield curve analysis as of the measurement date.

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2024, 2023 and 2022 and current periodic benefit costs are as follows:

	Pension and postretirement benefits
	2024	2023	2022
Benefit obligations
Rates as of year-end:
Discount rate	4.70%	4.60%	5.10%
Rate of compensation increase	3.10	3.00	3.00

Current periodic costs
Rates as of preceding year-end:
Discount rate	4.60%	5.10%	3.00%
Rate of compensation increase	3.00	3.00	3.00

The assumed average retirement age of participants was 62 years in 2024, 2023 and 2022.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 5.70% at the end of 2024. These costs, as per the estimate, are expected to decrease gradually over the next 14 years to 4.20% and to remain at that level thereafter.

Sensitivity analysis

An increase of 10 basis points in the discount rate would have decreased the pension benefit obligation by $8.7 million and the postretirement benefit obligation by $0.3 million as of December 31, 2024. There are limitations to this sensitivity analysis since it only considers the impacts of an increase of 10 basis points in the discount rate assumption without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on the consolidated financial statements.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2024, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

26.  ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

	2024	2023	2022

Cash flows used for capital expenditures
Additions to property, plant and equipment	$446.0	$389.3	$369.7
Additions to intangible assets (excluding acquisitions of spectrum licences)	119.6	146.7	75.1
	565.6	536.0	444.8

Cash, cash equivalents and restricted cash consist of
Cash and cash equivalents	$39.9	$8.0	$1.8
Restricted cash	34.2	—	39.3
	74.1	8.0	41.1

Net change in non-cash balances related to operating activities (excluding the effect of business acquisitions and disposals)
Accounts receivable	$(19.4)	$(110.5)	$(82.9)
Contract assets	2.7	(52.1)	86.4
Inventories	(1.9)	(29.3)	(93.1)
Accounts payable, accrued charges and provisions	(25.9)	144.9	50.5
Income taxes	24.3	(61.6)	(11.0)
Deferred revenue	(5.6)	(2.7)	(7.4)
Defined benefit plans	16.6	9.8	(1.8)
Other	11.7	22.2	10.3
	2.5	(79.3)	(49.0)

Interest and income taxes reflected as operating activities
Cash interest payments	$368.7	$374.4	$242.0
Cash income tax payments (net of refunds)	214.9	274.0	273.7