Form 20-F
period 2025-12-31
VIDEOTRON LTEE
filed 2026-03-27
CIK 890746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).    ☐

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

All references in this annual report to Videotron’s “Senior Notes” are to, collectively, its issued and outstanding 3⅝% Senior Notes due June 15, 2028, its 3⅝% Senior Notes due June 15, 2029, its 4.650% Series 1 Senior Notes due July 15, 2029, its 4½% Senior Notes due January 15, 2030, its 3⅛% Senior Notes due January 15, 2031, its 3.950% Series 3 Senior Notes due October 15, 2032, its 5.000% Series 2 Notes due July 15, 2034 and its 5.700% Senior Notes due January 15, 2035.

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

PRESENTATION OF FINANCIAL INFORMATION

IFRS and Functional Currency

Videotron’s audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In this annual report, references to Canadian Dollars, CAN$ or $ are to the lawful currency of Canada, Videotron’s functional currency, and references to US Dollars or US$ are to the currency of the United States.

Non-IFRS Financial Measures and Key Performance Indicators

In this annual report, Videotron uses certain financial measures that are not calculated in accordance with or recognized by, IFRS. Videotron uses these non-IFRS financial measures, such as adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), adjusted cash flows from operations, free cash flows and consolidated net debt leverage ratio because Videotron believes that they are meaningful measures of its performance. Videotron’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this annual report may not be comparable to other similarly titled measures disclosed by other companies.

Videotron provides a definition of Adjusted EBITDA, adjusted cash flows from operations, free cash flows, consolidated net debt leverage ratio, revenue-generating unit (“RGU”) and average monthly mobile revenue per unit (“mobile ARPU”) under “Item 5. Operating and Financial Review and Prospects – Non-IFRS Financial Measures” and “Item 5. Operating and Financial Review and Prospects – Key Performance Indicators”, including a reconciliation of Adjusted EBITDA, adjusted cash flows from operations, free cash flows and consolidated net debt leverage ratio to the most directly comparable IFRS financial measures.

Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2025.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to Videotron’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which Videotron operates as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about Videotron’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although Videotron believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: Videotron’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. Videotron can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual outcomes and results to differ materially from those expressed, implied or projected in these forward-looking statements include, but are not limited to:

●	Videotron’s ability to continue successfully developing its network and the facilities that support its mobile services;
●	general economic climate, financial and economic market conditions, global business challenges, such as tariffs and trade barriers, as well as market conditions in its businesses;
●	Videotron’s ability to implement its business and growth strategies successfully;
●	the intensity of competitive activity in the industries in which Videotron operates and its ability to penetrate new markets and successfully develop its business, including in growth sectors and new geographies;
●	new technologies that might change consumer behavior with respect to Videotron’s product suites;
●	unanticipated higher capital spending required for developing Videotron’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Videotron’s businesses;
●	the impacts of the significant and recurring investments that will be required for development and expansion and to compete effectively with the incumbent local exchange carriers (“ILECs”) and other current or potential competitors in the target markets;

●	disruptions to the network through which Videotron provides its television, Internet access, mobile and wireline telephony and over-the-top (“OTT”) services, and its ability to protect such services against piracy, unauthorized access and other security breaches;
●	labour disputes and strikes, service interruptions resulting from equipment breakdown, network failure, the threat of natural disasters, epidemics, public-health crises and political instability in some countries;
●	impacts related to environmental issues, cybersecurity and the protection of personal information;
●	changes in Videotron’s ability to obtain services and equipment critical to its operations;
●	changes in laws and regulations, or in their interpretations, which could result, among other things, in increased competition, changes in Videotron’s markets, increased operating expenses, capital expenditures or tax expenses, or a reduction in the value of some assets; and
●	Videotron’s substantial indebtedness, interest rate and exchange rate fluctuations, the tightening of credit markets and the restrictions on its business imposed by the terms of its debt.

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

C-Reasons for the Offer and Use of Proceeds

Not applicable.

D-Risk Factors

This section describes some of the risks that could materially affect the Corporation’s business, revenues, results of operations and financial condition, as well as the market value of its Senior Notes. You should carefully consider the risks and uncertainties described below, together with all of the other information in this annual report, including those risks and cautionary statements set forth under the heading “Cautionary Statement Regarding Forward-Looking Statements” at the forepart of this annual report. The risks below are not the only ones that the Corporation faces. Some risks may not yet be known to the Corporation and some that it does not currently believe to be material could later turn out to be material.

Summary of Risk Factors

The following is a summary of the risk factors our business faces. The list below is not exhaustive, and investors should read this “Risk Factors” section in full. Some of the risks we face include:

●	our ability to compete effectively in highly competitive industries that are undergoing rapid developments;
●	our ability to successfully manage our expansion and the related demands for investments, capital expenditures and network development;
●	the impact of demands for spectrum, support structures and coverage agreements;
●	risks related to consumer trends and preferences;
●	risks of cybersecurity breaches, other similar disruptions and unauthorized access to our systems, as well as risks inherent in the processing of personally identifiable information;
●	our ability to successfully implement our business and operating strategies;
●	our ability to attract and retain the highly skilled staff required in our technologically evolving industries;
●	our ability to acquire and distribute appealing video programming;
●	risks related to network architecture and outages;
●	reputational risks;

●	the impacts of the development and adoption of AI technologies;
●	the impact of content and communication piracy and malicious internet practices;
●	our dependence on information technology systems, including third-party systems, hardware and licenses;
●	the impact of current and potential litigation and claims;
●	risks of intellectual property infringement;
●	the potential impact of strikes and labor protests;
●	defined benefit pension plan funding risks;
●	the impact of market conditions, including volatility in the capital and credit markets;
●	the impact of inflation and other macroeconomic factors on our financial results and operations;
●	the uncertainties inherent in acquisitions, business combinations and dispositions;
●	the impact of extensive and evolving government regulations and policy-making;
●	our ability to obtain and renew spectrum licenses on acceptable terms;
●	the impact of environmental laws and regulations; and
●	restrictions imposed by some of our debt facilities and instruments and our ability to service and refinance our debt.

Risks Relating to the Corporation’s Business

The Corporation operates in highly competitive industries that are experiencing rapid technological developments and fierce price competition, and its inability to compete successfully could have a material adverse effect on its business, prospects, revenues, financial condition and results of operations.

In the Corporation’s mobile telephony business, the Corporation’s main competitors are the three national incumbent wireless carriers. Depending on the province or region, the services these competitors offer using their own infrastructure include a full range of telecommunications services or are limited to mobile telephony services. In addition, users may supplement traditional mobile services with emerging low earth orbit (“LEO”) satellite technologies, which can support basic connectivity but remain limited in capacity, performance, device compatibility, and availability, and therefore do not currently represent a material competitive alternative to terrestrial cellular networks. There can be no assurance that current or future competitors will not provide network capacity and/or services comparable or superior to those the Corporation provides or may in the future provide, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements or introduce competing services. For instance, some providers of mobile telephony services (including the national incumbent wireless carriers) have deployed and have been operating, for many years, lower-cost mobile telephony brands to acquire additional market share. In addition, the increasing adoption of embedded SIM (eSIM) makes it easier for customers to switch service providers and could potentially result in increased customer churn. Furthermore, the CRTC’s decision ordering the national incumbent wireless carriers, as well as SaskTel, to provide mobile virtual network operators (“MVNO”) access services to regional wireless carriers could have a material impact on the Corporation’s competitive environment. The recent launch of an MVNO service by a regional carrier has already introduced a new option for consumers, and the potential entry of further MVNOs could increase competitive pressures in the wireless market. The Corporation may not be able to compete successfully in the future against existing and new competitors; increased competition could have a material adverse effect on its business, prospects, revenues, financial condition, and results of operations.

In the Internet access business, the Corporation competes against other Internet service providers (“ISPs”) offering residential and commercial Internet access services. The main competitors are ILECs that offer Internet access through digital subscriber line (“DSL”), fiber to the node and fiber to the home (“FTTH”) technologies, in certain territories offering download speeds comparable, or superior to the Corporation’s.

The Corporation also faces competition from several resellers who have access to third party Internet access (“TPIA”) services mandated by the CRTC. These TPIA providers may also provide telephony and Internet protocol television (“IPTV”) services. In recent years, ILECs and broadcasting distribution undertakings (“BDUs”) have purchased major TPIA providers, leading to players with increased resources and stronger competition. The TPIA framework has also enabled some incumbent wireless carriers, whose historical service offerings were limited to wireless in certain regions, to expand their service portfolio and offer bundled services in these regions. See also the risk factor “Regulatory decisions allowing competitors access to wholesale broadband services could adversely affect the Corporation’s competitive position.”

Furthermore, some of the Corporation’s competitors are also offering fixed wireless access internet services, which is a new form of competition in the Corporation’s markets. In addition, satellite operators such as Xplore, Telesat, Starlink and Amazon Leo are expanding high-speed Internet access capabilities with high-throughput satellites (including LEO systems such as Starlink and Amazon Leo), targeting households in low population density and remote locations. Collectively, these players are claiming future download speeds comparable to the Corporation’s low and medium download speeds. Finally, certain municipalities also own and operate their own broadband networks, sometimes through public/private partnership arrangements, competing directly with the Corporation in some of its local markets.

In the Corporation’s television business, the Corporation competes against ILECs, BDUs and TPIA providers. Its primary ILEC and TPIA provider competitors have rolled out their own IPTV service in the vast majority of the territory in which the Corporation operates. The Corporation also competes with direct broadcast satellite (“DBS”) providers.

Furthermore, the rapidly growing landscape of OTT content providers, many of which have substantial financial resources, now compete directly for viewership and a share of the monthly entertainment spend. In addition, the OTT content providers’ attractive price points and ever-growing variety of content may make the Corporation’s traditional offering less appealing and may affect its ability to retain and acquire customers. Competitive dynamics are further intensifying as the three national incumbent wireless carriers launch bundled OTT offers with foreign OTT content providers, creating new competitive models in which the Corporation does not currently participate. At the same time, OTT aggregators such as Amazon Prime Video and Roku Channel now distribute linear television channels and curated live content, positioning themselves as direct substitutes to traditional television services and extending competition beyond pure on-demand OTT. While the Corporation and its sister companies have selectively partnered with certain aggregators, these developments could nevertheless place the Corporation at a competitive disadvantage, drive customer migration and increase operational costs, which in turn could adversely affect its business, prospects, revenues, financial condition and results of operations.

The Corporation also faces competition from illegal providers of television services and illegal access to non-Canadian DBS signal (also called grey market piracy), as well as from signal theft of DBS that enables customers to access programming services from U.S. and Canadian DBS without paying any fees (also called black-market piracy).

The Corporation’s wireline telephony business has numerous competitors, including ILECs, competitive local exchange carriers (“CLECs”), mobile telephony service operators, TPIA providers and other providers of Voice over Internet Protocol (“VoIP”) and cloud-based telephony. Some of these competitors are not facility-based and therefore have much lower infrastructure costs. In addition, Internet protocol-based products and services are generally subject to downward pricing pressure, lower margins and technological evolution, all of which could have an adverse effect on the Corporation’s business, prospects, revenues, financial condition and results of operations.

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

The Corporation’s geographic expansion, by entering new territories through the expansion of its mobile network and as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.

The Corporation’s wireless business geographic expansion is subject to significant risks and uncertainties. The Corporation may not be able to implement its geographic expansion successfully or at all, or realize its anticipated benefits, and its implementation may be costlier or more challenging than initially planned. All of the following factors could decrease or delay the initial expected benefits of the Corporation’s geographical expansion.

The expansion of the Corporation’s telecommunications operations outside Québec, driven by the acquisition of Freedom Mobile Inc. (Freedom Mobile Inc., and, following its liquidation into Videotron on December 31, 2025, the Freedom brand and related operations, are hereinafter defined as “Freedom”, as the context requires) and its access to the MVNO framework, increased the number of Canadians within Videotron’s subscription area from approximately 7.5 million (20% of the Canadian population) in 2022 to more than 34 million (nearly 83% of the Canadian population) in 2025. Approximately 45% of the Corporation’s mobile subscribers are now located in Québec, 40% in Ontario and 15% in Western Canada. The Corporation believes that Ontario and Western Canada represent long-term growth opportunities as it continues to expand its penetration in these key population centers. These markets are characterized by the significant presence of three well-established national wireless carriers with a wide range of spectrum licenses and considerable operational and financial resources. Significant and recurring investments and costs are required in these new markets in order to, among other things, attract and retain customers, acquire new spectrum licenses to enable the deployment of the latest technologies, enable the expansion and maintenance of its mobile network, enable the launch and penetration of new services, compete effectively with existing or potential competitors in these markets, and implement marketing strategies and relevant commercial efforts. Such additional investments in the Corporation’s new markets may require the commitment of significant additional capital and may not translate into incremental revenues, cash flows or profitability at the levels anticipated by the Corporation or at all.

Entering new markets as an MVNO, with its three brands Videotron, Freedom and Fizz, enables the Corporation to further expand its reach and offer its services to more customers. The Corporation anticipates that significant and recurring investments may be required in the new markets where it has spectrum licenses and where it operates as an MVNO benefiting from MVNO service access conditions for which the mandated service obligation imposed on national incumbent wireless carriers is currently time limited. Failure to adequately expand its own wireless network exposes the Corporation to the risk of no longer being in position to serve its customers following the end of the term of the MVNO service access, currently set to end in May 2030, or to be in breach of its spectrum license conditions. See also the risk factors “The Corporation is subject to extensive government regulation and policy-making. Changes in government regulation or policies could adversely affect its business, prospects, results of operations and financial condition.” and “ISED Canada may not renew the Corporation’s mobile spectrum licenses on acceptable terms, or at all and the Corporation could be subject to compliance or enforcement actions if it fails to meet applicable license conditions during the term of its licenses.”

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

The Corporation is required and will continue to invest substantial capital for the upgrade, enhancement, expansion and maintenance of its networks and systems, and the launch and deployment of new or additional services, including expenditures relating to the deployment of LTE-Advanced/5G/5G+ mobile technologies and to expand geographically. The Corporation also expects to make significant and recurring investments in its markets as well as in additional locations to acquire new spectrum licenses, in order to, among other things, enable the deployment of the latest technologies, enable the expansion and maintenance of its mobile network, enable the launch and penetration of new services, and compete effectively with existing or potential competitors in these markets. Such additional investments, which are anticipated to be significant, in the Corporation’s new markets may require the commitment of considerable additional capital. Moreover, additional investments in its business may not translate into incremental revenues, cash flows or profitability. See also the risk factor “The Corporation’s geographic expansion, by entering new territories through the expansion of its mobile network and as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.”

New technologies in the telecommunication industry, including 5G/5G+ technologies, are evolving faster than the historical industry investment cycle, requiring the Corporation to continually invest in its services, networks and technologies. Their introduction and pace of adoption could result in requirements for additional capital investments not currently planned, as well as shorter estimated useful lives for certain of the Corporation’s existing assets. The Corporation’s strategy of maintaining a competitive position in the suite of products and services it offers and of launching new products and services requires capital investments in its networks, information technology systems and infrastructure, as well as the acquisition of spectrum, to support growth in its customer base and its demand for increased bandwidth capacity and other services.

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

There can be no assurance that the Corporation will be able to generate or otherwise obtain the funds to implement its business strategies and finance its capital expenditure programs or other investment requirements, whether through cash from operations, additional borrowings or other sources of funding. If the Corporation is unable to generate sufficient funds or obtain additional financing on acceptable terms, it may be unable to implement its business strategies, including its geographical expansion, or proceed with the capital expenditures and investments required to maintain its leadership position, and its business, financial condition, results of operations, reputation, and prospects could be materially adversely affected. See also the risk factor “The Corporation’s geographic expansion, by entering new territories through the expansion of its mobile network and as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.”

The Corporation could be adversely impacted by consumer trends to abandon, substitute or reduce traditional telephony and television services.

The ongoing trend towards mobile substitution (when users cancel their wireline telephony and opt exclusively for mobile telephony services) is largely the result of the increasing mobile penetration rate in Canada. In addition, there is also a consumer trend to abandon, substitute or reduce traditional television services for Internet access services allowing customers to stream directly from broadcasters and OTT content providers. Consequently, the Corporation may not be successful in converting its existing wireline telephony and television subscriber base to its mobile telephony services, its Internet access services or its video-on-demand (“VOD”) service, which could have a material adverse effect on its business, prospects, revenues, results of operations and financial condition.

Cybersecurity breaches and other similar disruptions could expose the Corporation to liability, which would have an adverse effect on its business and reputation.

The Corporation has implemented and regularly reviews and updates processes and procedures to protect against key service interruption, unauthorized access to or use of sensitive data, including data of its customers, and to prevent data loss or theft. However, cyber-threats are constantly evolving, requiring ongoing evaluation and adaptation of systems, infrastructure, networks and processes. The Corporation cannot provide assurance that its safeguards or those of its third-party suppliers will be sufficient to prevent unauthorized access by third parties or errors by employees or by third-party suppliers.

Cybersecurity risks have increased in recent years as a result of the proliferation of new technologies such as generative artificial intelligence (“AI”) and the increasing sophistication of cyber-attacks and data security breaches. These risks are further amplified by international and domestic political dynamics, including geopolitical tensions, armed hostilities, war, civil unrest, sabotage and terrorism, with threat actors now including nation-states and other highly sophisticated, state-sponsored, or well-funded groups. Given the nature of its infrastructure and its reliance on information systems and digital technologies, the Corporation faces a heightened risk of cyber-attacks. In addition, the widespread use of social media has expanded the effectiveness of social engineering, enabling identify theft and fraud aimed at gaining authorized access to critical systems and sensitive or personal data.

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

The Corporation has adopted a remote work policy establishing guidelines for its employees and third-party suppliers when working remotely. These remote work arrangements made possible under such policy have increased remote connectivity to the Corporation’s systems which could lead to an increased risk of unauthorized access to the Corporation’s systems and could introduce additional operating risks including, but not limited to, confidentiality risks, privacy risks, information security risks, health and safety risks. This situation could also result in an increase in the number of legal proceedings and other claims related to the pursuit of the Corporation’s activities outside of its usual premises.

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

Wireless, video and broadband services are undergoing rapid and significant technological changes and a dramatic increase in usage, in particular, from the demand for faster and seamless usage of video and data across mobile and fixed devices. It is projected that this demand will continue to increase, driven by the following factors: levels of broadband penetration; need for personal connectivity and networking; affordability of mobile devices; multimedia-rich services and applications; and unlimited data plans. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. Even though the Corporation has acquired blocks of spectrum in the 3500 MHz and 3800 MHz bands, both essential for 5G/5G+ technologies, it will have to acquire additional spectrum in order to address this increased demand and to be competitive with national incumbent wireless carriers. The ability to acquire additional spectrum at a reasonable price or at all is dependent on the competition level as well as the spectrum auction timing and rules. In previous auctions, Innovation, Science and Economic Development Canada (“ISED Canada”) has used, and the Corporation has benefited from, certain measures to support competition, which notably included spectrum set-asides and spectrum aggregation limits ensuring that a minimum amount of spectrum was effectively available for participants that were not national incumbent wireless carriers. There can be no assurance that these measures will be used again by ISED Canada in future auctions, or that the Corporation will be able to benefit from such measures. If the Corporation is not successful in acquiring additional spectrum it may need on reasonable terms, or at all, that could have a material adverse effect on its business, prospects and financial condition. See also the risk factor “The Corporation’s geographic expansion, by entering new territories through the expansion of its mobile network and as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.” See also “Item 4. Information on the Corporation — Regulation — Canadian Telecommunications Services — Regulatory Framework for Mobile Wireless Services.”

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

The Corporation depends on key personnel and its inability to attract and retain skilled employees may have an adverse effect on the execution of the Corporation’s strategy, its business, prospects, results of operations and financial condition.

The Corporation’s success depends heavily on its ability to attract, develop and retain qualified talent, including highly skilled specialists, as well as on the engagement and well-being of its broader workforce and the continued services of its senior management. The market for experienced and specialized employees as well as qualified management in the Corporation’s industry is highly competitive, and the Corporation may face higher-than-expected attrition. The Corporation’s failure to recruit, train and retain such key personnel and skilled employees could have a material adverse effect on its business, prospects, results of operations and financial condition.

The Corporation’s financial performance could be materially adversely affected if the Corporation cannot continue to distribute a wide range of appealing video programming and produce and acquire original programming on commercially reasonable terms.

The Corporation’s financial performance depends in large part on its ability to distribute a wide range of appealing video programming on its platforms and on its ability to produce and acquire original content on an ongoing basis.

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

Furthermore, Bill C-11, An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts, also known as the Online Streaming Act, which expressly brings foreign OTT content providers within the scope of the Broadcasting Act (Canada) (the “Broadcasting Act”) was passed by Parliament and received Royal Assent on April 27, 2023. The CRTC has since begun to implement Bill C-11 and modernize Canada’s broadcasting system through a multi-phase consultation process. As the CRTC rolls out a modernized regulatory framework, foreign OTT content providers are progressively subjected to obligations to promote Canadian cultural products and make material expenditures in order to support local cultural production. Notably, on June 4, 2024, the CRTC determined that online undertakings that are not affiliated with traditional Canadian broadcasting undertakings will be required to contribute 5% of their Canadian revenues to support the domestic broadcasting system. On November 18, 2025, the CRTC also expanded the definition of Canadian content in a way that could potentially include more foreign productions filmed in Canada, provided they are coproduced with Canadian entities. Bill C-11 could therefore increase competition and put greater pressure on the availability of production resources and the price of Canadian content.

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

The Corporation provides its television, Internet access, wireline telephony and mobile telephony services through primary headends and a series of secondary or regional headends interconnected through a single core network. Nowadays, this evolved network topology is commonly adopted by multiple system operators seeking to leverage converged network technologies in their quest for homogeneous, rapid, efficient and cost-effective service delivery. Despite available emergency backup or replacement sites, automatic failover systems, and disaster recovery measures, a network failure in headend, triggered by exogenous threats, such as cyber-attacks, natural disasters, sabotage or terrorism, dependence on certain external infrastructure providers (such as electric utilities), or endogenous causes like deficient interoperable multi-vendor infrastructures, human error or non-adherence to proper change and incident management practices, could prevent the Corporation from delivering some or all of its products and services throughout its networks until the failure has been completely resolved, which may result in significant customer dissatisfaction, loss of revenues and potential civil litigation, and could have a material adverse effect on the Corporation’s financial condition and industry-wide reputation. Consistent with other Canadian telecom operators, the Corporation’s networks and systems depend heavily on physical and logical connectivity to and from the United States. Any political action initiated by the U.S. government affecting the broader North American telecommunications ecosystem could adversely impact the Corporation’s operations.

The Corporation’s reputation may be negatively impacted, which could have a material adverse effect on its business, financial condition and results of operations.

The Corporation has generally enjoyed a good reputation among the public. Its ability to maintain its existing customer relationships, attract new customers and recruit and retain talent depends to a large extent on its reputation. While the Corporation has put in place certain mechanisms to mitigate the risk that its reputation may be tarnished, including good governance practices and a Code of Ethics, there can be no assurance that these measures will be effective to prevent violations or perceived violations of the law or ethical business practices which could erode trust and damage the Corporation’s reputation. This risk is amplified as a result of the increased usage and the speed and global reach of social media and other web-based tools through which adverse publicity, whether accurate, inaccurate, or misleading, could rapidly gain traction and materially damage the Corporation’s brand. The loss or tarnishing of the Corporation’s reputation could have a material adverse effect on its business, prospects, financial condition and results of operations.

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

The Corporation faces risks inherent in protecting the security of such personal data. In particular, the Corporation faces a number of challenges in protecting the data contained and hosted on its systems, or those belonging to its suppliers, including from advertent or inadvertent actions or inactions by its employees, as well as in relation to compliance with applicable laws, rules and regulations relating to the collection, use, disclosure and security of personal information, including any requests from regulatory and government authorities relating to such data. Although the Corporation has developed and maintains systems, processes and security controls that are designed to protect personally identifiable information of its clients, employees or business partners, the Corporation has in the past and may in the future be unable to prevent the improper disclosure, loss, misappropriation of, unauthorized access to, or other security breaches relating to such data that the Corporation stores or processes or that its suppliers store or process. As a result, the Corporation may incur significant costs, be subject to investigations, sanctions and litigation, including under laws that protect the privacy of personal information, and the Corporation may suffer damage to its business, competitive position and reputation, which could have a material adverse effect on its financial condition.

Federal and provincial legislation in the area of privacy and personal information is constantly evolving and is expected to undergo significant changes in the coming years. In Québec, the Act to modernize legislative provisions as regards the protection of personal data introduced major amendments to Québec’s Act respecting the protection of personal information in the private sector, including new privacy obligations on Québec businesses and a significant increase in the powers of its supervisory authority. The Corporation does not expect compliance with this legislation to threaten its business, but it may incur significant costs to update its security systems, processes and controls, which could have a material adverse effect on its financial condition.

The Corporation notes heightened difficulty and risk in managing personal data and information collected and mobilized using AI technology. In 2022, the Canadian government introduced Bill C-27, the Digital Charter Implementation Act, to replace Canada’s federal private sector privacy legislation, to create a new tribunal and to propose new rules for AI systems. Although Bill C-27 died on the order paper when the Canadian Parliament was prorogued on January 6, 2025, similar legislation is expected to be reintroduced.

The rapid development and adoption of AI technologies pose heightened data protection, privacy, cybersecurity, intellectual property and competitive risks for the Corporation.

The rapid development and adoption of AI technologies, which present promising opportunities, come with inherent data privacy and ethical risks, as well as greater exposure to increasingly sophisticated and efficient cybersecurity attacks, which require careful monitoring and improved risk management solutions. The Corporation uses and intends to further use AI-driven efficiencies in its network design and operations, software development, sales, marketing, customer support services and general and administrative costs. The models used in these products, particularly generative AI models, may produce output or take action that is incorrect, release private or confidential information, reflect biases included in the data on which they are trained, infringe on the intellectual property rights of others, or be otherwise harmful. Any such issues or failures may result in legal or regulatory actions, including under existing data protection, privacy, and intellectual property laws, and could expose the Corporation to liability or other adverse consequences, damage its reputation, and negatively affect public perception of its business and the effectiveness of its security measures.

Additionally, AI technologies are complex and rapidly evolving and the Corporation’s competitors or other third parties may also incorporate AI into their operations, products and services. Should they achieve faster or more effective AI adoption than the Corporation, the Corporation’s ability to compete effectively could be impaired, which may adversely affect the business and results of operations.

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

As a former leader of the Parti Québécois, Mr. Pierre Karl Péladeau is currently involved in two legal proceedings regarding his repayment in 2018 of a CAN$137,000 campaign debt incurred during his 2015 Parti Québécois leadership campaign, using his own funds rather than small-dollar donations as required by Quebec’s Election Act. At the time of the campaign, Mr. Péladeau was not a director or officer of the Corporation or Quebecor. This matter is the subject of two challenges. A proceeding concerning the alleged loan repayment offense is currently suspended, and a constitutional challenge is currently pending appeal by Mr. Péladeau and Quebecor Media. The Corporation cannot predict the timing or outcome of these matters, which are subject to inherent uncertainties. If these challenges are ultimately unsuccessful, then certain temporary statutory restrictions may, absent exemptions or other relief, be imposed on the Corporation’s ability to participate in certain Québec government and government-related contracts and programs. See also the risk factor “The Corporation may be adversely affected if it does not qualify for government programs.”

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

The Corporation may be adversely affected by strikes and other labor protests.

Although the Corporation has recently renewed significant collective bargaining agreements for its operations, the Corporation can neither predict the outcome of future negotiations relating to labor disputes, union representation or renewal of collective bargaining agreements, nor guarantee that it will not experience future work stoppages, strikes or other forms of labor protests pending the outcome of any future negotiations. If the Corporation’s unionized workers engage in a strike or any other form of work stoppage, the Corporation could experience a significant disruption to its operations, damage to its property and/or interruption to its services, which could adversely affect its business, assets, financial condition, results of operations and reputation. Even if the Corporation does not experience strikes or other forms of labor protests, the outcome of labor negotiations could adversely affect its business and results of operations. Such could be the case if future labor negotiations or contracts were to further restrict the Corporation’s ability to maximize the efficiency of its operations. In addition, its ability to make short-term adjustments to control compensation and benefit costs is limited by the terms of its collective bargaining agreements.

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

In addition, a substantial portion of the Corporation’s debt is denominated in U.S. dollars, and interest, principal and premium, if any, thereon are payable in U.S. dollars. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any unhedged U.S. dollar-denominated debt into Canadian dollars. Consequently, the Corporation’s reported earnings and debt could fluctuate materially as a result of foreign-exchange gains or losses. The Corporation has entered into transactions to hedge the exchange rate risk with respect to its U.S. dollar-denominated debt outstanding at December 31, 2025, and it intends in the future to enter into such transactions for new U.S. dollar-denominated debt. These hedging transactions could, in certain circumstances, prove economically ineffective and may not be successful in protecting it against exchange rate fluctuations, or the Corporation may in the future be required to provide cash and other collateral in order to secure its obligations with respect to such hedging transactions, or it may in the future be unable to enter into such transactions on favorable terms, or at all, or, pursuant to the terms of these hedging transactions, the Corporation’s counterparties thereto may owe the Corporation significant amounts of money and may be unable to honor such obligations, all of which could have an adverse effect on the Corporation’s results of operations and financial condition.

In addition, certain cross-currency swaps entered into by the Corporation may include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The fair value of the derivative financial instruments the Corporation is party to is estimated using period-end market rates and reflects the amount the Corporation would receive or pay if the instruments were terminated and settled at those dates. At December 31, 2025, the net aggregate fair value of the Corporation’s cross-currency and interest rate swaps and foreign-exchange forward contracts was in a net asset position of $24.3 million on a consolidated basis. These swaps and forward contracts were entered into with large Canadian and foreign financial institutions holding credit ratings that meet minimum requirements. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of this annual report.

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

The Corporation’s access to funds under its existing credit facilities is dependent on the ability of the financial institutions that are parties to those facilities to meet their funding commitments. These financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity, or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under the Corporation’s credit facilities are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others. Any financial turmoil affecting the banking system and financial markets or any significant financial services institution failures could negatively impact the Corporation’s treasury operations, as the financial condition of such parties may deteriorate rapidly and without notice in times of market volatility and disruption.

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

Inflationary pressures and interest rate fluctuations may result in higher input costs for equipment, products and services, upward wage pressures and higher interest expense. Adverse economic conditions, such as economic downturns or recessions, global instability, rising global trade challenges, including trade barriers and tariffs between Canada and its trading partners or other economic uncertainty could also cause the Corporation’s results of operations to vary materially from expectations. In addition, adverse economic conditions may lead to a lower demand for certain of the Corporation’s products and services, a declining level of retail and commercial activity and increased incidences of customer inability to pay or timely pay for the services or products that the Corporation provides. These conditions and uncertainties may also make it difficult for the Corporation to raise its prices enough to offset rising costs, may increase costs of borrowing and may reduce the availability of funding in the financial markets, all of which could adversely affect the Corporation’s results of operations, cash flows, financial condition and prospects.

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

From time to time, the Corporation engages in discussions and activities with respect to possible acquisitions, dispositions, business combinations, or joint ventures intended to complement or expand its business, some of which may be significant transactions for the Corporation and involve significant risks and uncertainties. The Corporation may not realize the anticipated benefit from any of the transactions it pursues, and may have difficulty incorporating or integrating any acquired business. Regardless of whether the Corporation consummates any such transaction, the negotiation of a potential transaction (including associated litigation), as well as the integration of any acquired business, could require the Corporation to incur significant costs and cause diversion of management’s time and resources and disrupt its business operations. It could face several challenges in the consolidation and integration of information technology, accounting systems, personnel and operations. See also the risk factor “The Corporation’s geographic expansion, by entering new territories through the expansion of its mobile network and as an MVNO, involves significant risks and uncertainties which could have a material adverse impact on the Corporation.”

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

The Corporation’s operations are subject to extensive government regulation and policy-making in Canada. Laws and regulations govern the issuance, amendment, renewal, transfer, suspension, revocation and ownership of broadcast programming and distribution licenses. With respect to distribution, regulations govern, among other things, the distribution of Canadian and non-Canadian programming services and the maximum fees to be charged to the public in certain circumstances. The Corporation’s broadcasting distribution and telecommunications operations (including Internet access service) are regulated respectively by the Broadcasting Act and the Telecommunications Act and regulations thereunder. The CRTC, which administers the Broadcasting Act and the Telecommunications Act, has the power to grant, amend, suspend, revoke and renew broadcasting licenses, approve certain changes in corporate ownership and control, and make regulations and policies in accordance with the Broadcasting Act and the Telecommunications Act, subject to certain directions from the federal cabinet. The Corporation’s wireless and wireline operations are also subject to technical requirements, license conditions and performance standards under the Radiocommunication Act (Canada) (the “Radiocommunication Act”), which is administered by ISED Canada.

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

In 2019, the federal government requested that the CRTC consider competition, affordability, consumer interests and innovation in its decisions. In response to this request, the CRTC launched a comprehensive review of the wireless market. Following its review, the CRTC ordered the national incumbent wireless carriers to provide MVNO access services to regional wireless carriers for a period of seven years. This decision stands to have a significant impact on the Corporation’s competitive environment, as the Corporation could see the emergence of new MVNO competitors. The Corporation may not be able to compete successfully in the future against existing and such potential new competitors. In the context of its comprehensive review of the wireless market, the CRTC also issued two decisions in October 2024. First, the CRTC issued its decision in the review of wholesale roaming rates and the rate-setting approach by requiring carriers to enter into commercial negotiations with final offer arbitration (“FOA”), rather than initiating a new rate-setting proceeding. Second, the CRTC issued a decision expanding the scope of the MVNO regulatory framework to allow qualified regional wireless carriers to use MVNO access to serve enterprise and Internet of Things (“IoT”) customers. This potential increase in competition in the Corporation’s mobile telephony business combined with the recent CRTC regulation, pursuant to which rates need to be commercially negotiated, could have a material adverse effect on the Corporation’s business, prospects, revenues, financial condition and results of operations.

As the Corporation expands its wireless business geographically, it faces significant challenges and uncertainty in negotiating MVNO access service wholesale rates with national incumbent wireless carriers. The frequency of renegotiation of MVNO wholesale rates is driven by the conditions laid out in the inter-operator agreements between the Corporation and the incumbents. The renegotiation of MVNO wholesale rates exposes the Corporation to significant financial and strategic risks. The Corporation may struggle to offer competitive pricing or innovate with new plans if it faces high wholesale rates. This can limit its ability to attract and retain customers, as the incumbents may offer more attractive plans due to a more favorable cost structure. If wholesale rates increase during renegotiation, the Corporation will face higher costs for network access and these costs will also directly impact its profitability.

Moreover, aside from fulfilling its spectrum license deployment obligations, the Corporation is exposed to the potential discontinuation of the mandated MVNO service after the mandated period ending in May 2030. Consequently, unless the CRTC extends the obligation of the national incumbent wireless carriers to provide MVNO access services, the Corporation will be required to deploy and enhance its independent wireless network, or enter into non-mandated commercial MVNO agreements in the regions where it currently operates as an MVNO but does not have its own mobile network. Neglecting to do so may subject the Corporation to risks, especially if it finds itself unable to cater to its customers when the MVNO services are discontinued. Any material failure to implement the Corporation’s wireless business geographic expansion could have an adverse effect on its reputation, business, prospects, revenues, financial condition, and results of operations, as well as on its ability to meet its obligations, including its ability to service its indebtedness.

In addition, laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts in Canada, the United States and other jurisdictions may impose limits on the Corporation’s collection and use of certain kinds of information. Furthermore, the CRTC and ISED Canada have the power to impose monetary sanctions for failure to comply with current regulations. For a more extensive description of the regulatory environment affecting its business, see “Item 4. Information on the Corporation – Regulation.”

Regulatory decisions allowing competitors access to wholesale broadband services could adversely affect the Corporation’s competitive position.

The ILECs and the largest incumbent cable carriers in Canada (collectively, the “Incumbent Carriers”), including the Corporation, have been required by the CRTC to provide TPIA providers with access to their wireline networks at mandated cost-based rates. Numerous TPIA providers are interconnected to the Corporation’s wireline network and are thereby providing retail Internet access services as well as, in some cases, retail VoIP and IP-based television distribution services.

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

Thus, the CRTC launched a notice of consultation to review the wholesale access service framework. While it carried out its review, the CRTC imposed an immediate interim reduction of 10% to the monthly capacity charge and declared that existing aggregated tariffs should now be interim. The Corporation filed new aggregated wholesale rates on May 30, 2023, for its FTTP access and on June 22, 2023, for its Hybrid Fiber Coaxial (“HFC”) access. The Corporation is still waiting for the CRTC to publish the new rates.

On November 6, 2023, the CRTC issued an interim decision (“Decision 2023-358” or “Temporary Decision”) directing Bell Canada (“Bell”) and Telus Communications Inc. (“TELUS”) to provide workable wholesale access to their FTTP networks in Ontario and Québec within six months. On August 13, 2024, the CRTC published Telecom Policy 2024-180 (the “Final Decision”) where it directs all ILECs to give access to their FTTP on an aggregate basis on all their territories across Canada by February 13, 2025. Only FTTP locations deployed before August 13, 2024, will be accessible. FTTP locations deployed after this date will benefit from a five-year exemption. Several applications were filed with the CRTC to appeal the Final Decision, arguing that Bell, TELUS, Rogers Communications Canada Inc. (“Rogers”) and their affiliates (collectively, the “Largest Incumbents”) should be prohibited from using aggregated FTTP services across Canada, and that this prohibition should also apply to HFC access. The CRTC has consolidated these applications into one single process.

On October 24, 2024, the CRTC has set the interim rates for FTTP services outside Ontario and Quebec and updated certain interim rates for Ontario and Quebec that were published in the Temporary Decision. The CRTC also expressed its willingness to move quickly to set the terms, conditions and final rates for aggregated wholesale FTTP services. Although the CRTC has stated its intention to publish new rates before the end of 2025, the Corporation is still awaiting their release. On November 6, 2024, the Governor in Council has expressed the opinion that the Largest Incumbents are of a disproportionate size relative to other ISPs and that it has concerns about the viability of small and regional ISPs. Thus, the Governor in Council directed the CRTC to reconsider whether the Largest Incumbents should be prohibited from using aggregated FTTP services in Ontario and Québec further to tariffs approved by the CRTC.

On November 8, 2024, several applications were submitted to the CRTC to review and vary the Final Decision so that the Largest Incumbents should be prohibited from using aggregated FTTP services across Canada, and that this prohibition should also apply to HFC access.

On November 21, 2024, the CRTC launched Telecom Notice of Consultation 2024-292 (the “Notice”) and asked whether changing the Temporary Decision would advance the public interest.

On February 3, 2025, the CRTC issued Telecom Decision 2025-39, concluding that the evidence on the public record demonstrates that the benefits to consumers from the Largest Incumbents’ access to temporary services outweighed any impact this access may have had on investments during the short period in which the FTTP Temporary Decision was in effect. Therefore, the CRTC determined that the public interest would not be served by amending the FTTP Temporary Decision.

On June 20, 2025, in Decision 2025-154, the CRTC denied the reviews of the Final Decision, filed on December 11, 2024 by Cogeco Communications Inc. (“Cogeco”), Eastlink, Rogers and TekSavvy, seeking to prohibit the Largest Incumbents from using FTTP services, despite the Government Order highlighting that the Largest Incumbents are disproportionately large compared to other industry providers. The Government has also decided not to overturn the Final Decision. There are therefore still two active files: one before the Government concerning the appeal of Decision 2025-154, which was filed jointly by Cogeco, Eastlink and SaskTel, and another appeal before the Federal Court of Appeal concerning the same decision filed by Cogeco and Eastlink.

On June 27, 2025, the CRTC reactivated two complaints filed in late 2024 and early 2025 by TPIA providers (Bravo Telecom and Transat Telecom) regarding Bell’s anti-competitive conduct. Both applications asked the CRTC to cease refraining from regulating retail Internet service prices in Quebec and Ontario. The CRTC might want to evaluate whether retail Internet prices should be regulated or not.

ISED Canada may not renew the Corporation’s mobile spectrum licenses on acceptable terms, or at all and the Corporation could be subject to compliance or enforcement actions if it fails to meet applicable license conditions during the term of its licenses

Generally, the Corporation’s spectrum licenses are granted for a specified term and are subject to conditions. These licensing conditions, including the related fees, may be modified at any time by ISED Canada. The Corporation expects that, in the ordinary course, new licenses will be issued for subsequent terms through a renewal process, unless a breach of license conditions has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The process for issuing or renewing licenses, including the terms and conditions of the new licenses and whether license fees should apply for a subsequent license term, are expected to be determined by ISED Canada. If, at the end of their respective term, the Corporation’s licenses are not renewed on acceptable terms, or at all, its ability to continue to offer its wireless services, or to offer new services, may be negatively impacted, or its cost structure could materially increase, and, consequently, it could have a material adverse effect on its business, prospects, results of operations and financial condition. If, at any time during the term of its licenses, the Corporation fails to comply with its conditions of license, such as deployment conditions or investment requirements, ISED Canada may impose various compliance and enforcement measures. These measures may include warnings, administrative monetary penalties, legal action, license amendments, suspensions, or other measures. In certain cases of non-compliance, ISED Canada may determine that the most appropriate course of action is to revoke the license.

In March 2025, ISED Canada published a new framework for the imposition of annual fees on spectrum licenses used for mobile services in bands below 10 GHz. The only frequency band for which the Corporation will be impacted in the short or medium term is the AWS-1 band, with the first such license fees due in 2026. Licenses in this band were renewed in 2018 for a 20-year term, but, at the time of renewal, ISED Canada had not made a decision on the applicable annual fees for this band. The new 2025 framework fills this gap. For the other frequency bands in which the Corporation holds mobile spectrum (600 MHz, 700 MHz, AWS-3, 2500 MHz, 3500 MHz and 3800 MHz), the impact is expected to be felt gradually upon the expiry of the initial term of the licenses purchased at the auctions held since 2014, therefore, from 2034 to 2044 (insofar as these bands become effectively subject to the new framework, which will be the subject of future consultations).

The Corporation may be adversely affected if it does not qualify for government programs.

The Corporation benefits or has benefited from several government programs developed to support major investment projects, including the deployment of high-speed Internet and mobile services in various regions of Québec. There can be no assurance that the government programs which the Corporation may access in Canada will continue to be available in the future or will not be reduced, amended, or eliminated. Any changes in the policies or rules of application in Canada or in any of the provinces in connection with these government programs, or in the interpretation of these programs, could, amongst other things, increase the cost of investment projects affected by these programs or the Corporation’s decision to initiate certain investment projects, including incur capital expenditures for the extension of its wireline and mobile networks, and which could have a material adverse effect on the Corporation’s business, results of operations and financial condition. See also the risk factor “The Corporation may be adversely affected by litigation and other claims.”

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

Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future to notably reduce waste, limit greenhouse gas (“GHG”) emissions and increase reliable environmental disclosure from companies. For instance, most Canadian provinces have implemented Extended Producer Responsibility regulations in order to encourage sustainable practices such as the “Ecological recovery and reclamation of electronic products,” which sets certain recovery targets and which may require the Corporation to monitor and adjust its practices in the future. Evolving public expectations with respect to the environment and increasingly stringent laws and regulations could result in increased costs of compliance, and failure to recognize and adequately respond to them could result in fines, regulatory scrutiny, or have a significant effect on the Corporation’s reputation and brands.

Similarly, the Corporation is also exposed to the transition risks related to the transition to a lower-emissions economy, which may increase its cost of operations, impact its business plans, and influence stakeholder decisions, each of which could adversely impact its reputation, strategic plan, business, operations or financial results. Foreign and domestic governments continue to evaluate and implement policy, legislation, and regulations regarding reduction of GHG emissions, adaptation to climate change, transition to a lower-carbon economy, and disclosure of climate-related matters. Such policies, laws and regulations vary at the federal, provincial and municipal levels in which the Corporation operates and are continually evolving. International multilateral agreements, the obligations adopted thereunder, increasing physical impacts of climate change, changing political and public opinion and legal challenges concerning the adequacy of climate-related policy brought against governments and corporations, among other factors, are expected to accelerate the implementation of these measures. Many jurisdictions are either increasing the stringency of existing, or introducing new, legislation or public policy to address climate change and reduce GHG emissions. In Canada, companies are also coming under increasing scrutiny with respect to their sustainability goals and related disclosures. In June 2024, amendments to the Competition Act (Canada) targeting misleading environment benefit claims (greenwashing) came into effect, requiring companies to substantiate sustainability-related claims in accordance with internationally recognized methodologies. As the regulatory landscape for sustainability reporting continues to evolve, regulatory compliance risks will also likely increase.

Finally, climate change is increasing the severity and frequency of extreme weather-related events, which could damage the Corporation’s infrastructure and properties and cause disruptions in its services. Such disruptions could lead to an increase in operational and capital costs in order to maintain network operations during and following extreme weather events and to repair damaged equipment and facilities which could have a material adverse effect on its business, financial condition, and results of operations. The Corporation could also face increased insurance premiums or reduced insurability in high risk areas.

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

Risks Relating to the Corporation’s Senior Notes and its Capital Structure

The Corporation’s indebtedness and interest payment requirements could adversely affect its financial condition and therefore make it more difficult for the Corporation to fulfill its obligations, including its obligations under its Senior Notes.

As at December 31, 2025, the Corporation had $6.79 billion of consolidated long-term debt (long-term debt plus bank indebtedness), excluding Quebecor Media subordinated loans. The Corporation’s indebtedness could have significant consequences, including the following:

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

If the Corporation or its subsidiaries incur additional debt, the risks the Corporation now faces as a result of its leverage could intensify. For more information regarding its long-term debt and its maturities, refer to Note 15 to the audited consolidated financial statements for the year ended December 31, 2025, included under “Item 18. Financial Statements” of this annual report. See also the risk factor “Restrictive covenants in the Corporation’s outstanding debt instruments may reduce its operating and financial flexibility, which may prevent the Corporation from capitalizing on certain business opportunities.”

Restrictive covenants in the Corporation’s outstanding debt instruments may reduce its operating and financial flexibility, which may prevent the Corporation from capitalizing on certain business opportunities.

Some of the Corporation’s debt facilities and instruments contain operating and financial covenants that may restrict its ability to, among other things:

●	borrow money or sell preferred stock;
●	create liens;
●	enter in sale-leaseback transactions;

●	pay dividends on or redeem or repurchase stock;
●	make certain types of investments;
●	restrict dividends or other payments by some subsidiaries;
●	enter into transactions with affiliates; and
●	sell assets or merge with other companies.

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

The Corporation may be required from time to time to refinance some of its existing debt at or prior to maturity. Its ability and its subsidiaries’ ability to obtain additional financing to repay such existing debt at maturity will depend on a number of factors, including prevailing market conditions, credit availability and its operating performance. There can be no assurance that any such financing will be available to the Corporation on favorable terms or at all. See also the risk factor “Volatility and disruptions in the capital and credit markets could adversely affect the Corporation’s business, including the cost of new capital, its ability to refinance its scheduled debt maturities and meet its other obligations as they become due.”

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

The Corporation’s credit ratings are an assessment by rating agencies of its ability to pay its debts when due. These credit ratings may not reflect the potential impact of risks relating to the Senior Notes. Agency ratings are not a recommendation to buy, sell or hold any security and may be revised or withdrawn at any time by the issuing organization. There can be no assurance that the Corporation’s creditworthiness or credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. Any real or anticipated downgrade, suspension, withdrawal or other change to the Corporation’s corporate credit ratings or other credit ratings, or to the methodologies, criteria, or conclusions used by rating agencies, may adversely affect the value of the Senior Notes, increase the Corporation’s borrowing costs and negatively impact its ability to incur additional debt.

The Corporation is controlled by Quebecor Inc. and its interests may differ from those of holders of the Senior Notes.

All of the Corporation’s issued and outstanding common shares are indirectly held by Quebecor. As a result, Quebecor Inc. controls the Corporation’s policies and operations. The interests of Quebecor may conflict with the interests of the holders of the outstanding Senior Notes. In addition, actions taken by Quebecor, as well as its financial condition, matters over which the Corporation has no control, may affect the Corporation.

Quebecor’s Class B Shares have one vote per share, while Quebecor’s Class A Shares have 10 votes per share on all matters to be voted on by shareholders of Quebecor, with the exception of matters where the holders of shares of a single class are entitled to vote separately. As of December 31, 2025, nearly 78% of the combined voting power of all outstanding shares of Quebecor is controlled by a majority shareholder, and the exercise of the voting rights attached to those shares makes it possible to decide or significantly influence all issues submitted to a shareholder vote, including the election of directors and approval of significant corporate transactions, such as amendments to Quebecor’s articles, mergers, amalgamations, or the sale of all or substantially all of its assets. The holders of Quebecor’s Class A Shares may also have interests that differ from those of the holders of the Corporation’s outstanding Senior Notes and may vote in a way which may be adverse to the interests of the holders of its outstanding Senior Notes. This concentration of voting power may have the effect of delaying, preventing, or deterring a change in control of Quebecor and could have a material adverse effect on the Corporation’s business, prospects, revenues, financial condition and results of operations.

Also, Quebecor is a holding company and its principal source of cash needed to pay its own obligations is the cash that the Corporation and other subsidiaries generate from operations and borrowings. The Corporation has the ability to pay significant distributions under the terms of its indebtedness and applicable law and currently expects to make distributions to its shareholder in the future, subject to the terms of its indebtedness and applicable law. See “Item 8. Financial Information — Dividend Policy” in this annual report.

ITEM 4 – INFORMATION ON THE CORPORATION

A -	History and Development of the Corporation

The Corporation’s legal and commercial name is Videotron Ltd. It was founded on September 1, 1989 and is governed by the Business Corporations Act (Québec). On October 23, 2000, Videotron was acquired by Quebecor Media.

The Corporation’s registered office is located at 612 St-Jacques Street, Montréal, Québec, Canada H3C 4M8, and its telephone number is (514) 380-1999. Its corporate website may be accessed through the URL http://www.videotron.com. The information found on its corporate website or on any other website referenced in this annual report does not, however, form part of this annual report and is not incorporated by reference herein. Videotron’s agent for service of process in the United States with respect to its Senior Notes (other than its Canadian-dollar denominated Senior Notes due 2028, 2029, 2030, 2031, 2032 and 2034) is CT Corporation System, 28 Liberty Street, New York, New York 10005.

Since December 31, 2022, Videotron has undertaken and/or completed several business acquisitions, combinations, divestitures and business development projects and financing transactions, including, among others, the following:

●	On January 28, 2026, Videotron amended and restated its credit agreement to extend the term of the two existing tranches of its revolving credit facility: (i) the first tranche in the amount of $400.0 million now maturing in January 2031, and (ii) the second tranche in the amount of $400.0 million now maturing in January 2027, and providing for a conversion option into a term facility maturing in January 2028. Videotron also added two new tranches to its revolving credit facility: (i) a first tranche in the amount of US$250.0 million maturing in January 2031, and (ii) a second tranche in the amount of US$250.0 million maturing in January 2027 and providing for a conversion option into a term facility maturing in January 2028. Certain conditions of the facilities were also amended.
●	On November 20, 2025, Videotron issued $800.0 million aggregate principal amount of Senior Notes bearing interest at 3.950% and maturing on October 15, 2032. On the same date, Videotron used the net proceeds, together with cash on hand, to fund the redemption of the entirety of its US$600.0 million aggregate principal amount of 5.125% Senior Notes maturing on April 15, 2027 and the unwind of the related hedging contracts, for a total cash consideration of $815.5 million.
●	On November 6, 2025, Videotron completed the prepayment of $200.0 million of the $700.0 million tranche of its term credit facility maturing in April 2026.
●	On June 16, 2025, Videotron redeemed at maturity the $400.0 million aggregate principal amount outstanding of its 5.625% Senior Notes due in 2025.
●	On May 27, 2025, Videotron increased the size of its revolving credit facility from $500.0 million to $800.0 million, increasing each of its two tranches from $250.0 million to $400.0 million.
●	On February 26, 2025, Videotron amended and restated its credit agreement to, among other things, amend its existing $500.0 million revolving credit facility by creating two tranches: (i) a first tranche in the amount of $250.0 million maturing in February 2030, and (ii) a second tranche in the amount of $250.0 million maturing in February 2026 and providing for a conversion option into a term facility maturing in February 2027.
●	On January 29, 2025, Videotron adjusted the total amount of credit available under its revolving credit facility from $2.00 billion to $500.0 million.
●	On November 8, 2024, Videotron issued US$700.0 million aggregate principal amount of 5.700% Senior Notes, or 5.10% taking into account cross-currency swaps, maturing on January 15, 2035. Videotron used the net proceeds, together with drawings on its revolving credit facility, to repay in full its $700.0 million Tranche A term loan maturing in October 2025 and its 5.750% Senior Notes maturing in 2026 in the amount of $375.0 million.
●	On June 21, 2024, Videotron issued $600.0 million aggregate principal amount of Senior Notes bearing interest at 4.650% and maturing on July 15, 2029, and $400.0 million aggregate principal amount of Senior Notes bearing interest at 5.000% and maturing on July 15, 2034, for total net proceeds of $992.6 million, net of discount at issuance and financing costs of $7.4 million. The proceeds were used to repay US$600.0 million aggregate principal amount of Senior Notes on June 17, 2024 and to reduce drawings on its revolving bank credit facility.

●	On June 17, 2024, Videotron redeemed at maturity its Senior Notes in aggregate principal amount of US$600.0 million, bearing interest at 5.375%, and unwound the related hedging contracts for a total cash consideration of $662.3 million.
●	On June 13, 2024, Videotron amended its term credit facility by extending the maturity of the first tranche of $700.0 million from October 2024 to October 2025 and transitioning to the Canadian Overnight Repo Rate Average (“CORRA”). This tranche was repaid in November 2024.
●	On June 13, 2024, following new credit ratings for Videotron in May 2024, all liens on Videotron’s assets granted to the bank lenders were terminated and the related debt instruments (including derivatives) are now unsecured.
●	On May 6, 2024, S&P Global Ratings upgraded Videotron’s unsecured debt from BB+ to BBB- with a stable outlook. On May 30, 2024, Moody’s Ratings upgraded Videotron’s unsecured debt from Ba2 to Baa3 with a stable outlook.
●	On November 30, 2023, Videotron announced an investment of $298.9 million in the acquisition of 305 blocks of spectrum in the 3800 MHz band across Canada, in the latest spectrum auction held by ISED Canada. Approximately 61% of these 305 blocks of spectrum are located outside Québec, mainly in southern Ontario, Alberta and British Columbia. On January 26, 2023, the Corporation also announced a $9.9 million investment by Videotron in the acquisition of spectrum licenses in the 600 MHz band in Manitoba and in the 3500 MHz band in Québec.
●	On October 12, 2023, the Corporation announced the launch of its MVNO service and the gradual expansion of the service territory of its Videotron, Fizz Mobile & Internet Inc. (“Fizz”) and Freedom brands in Canada, enabling them to offer their services to millions more Canadian consumers.
●	On April 3, 2023, Videotron acquired all the issued shares of Freedom from Shaw, for a cash consideration of $2.07 billion (net of cash acquired of $103.2 million) and the assumption of certain liabilities, including lease obligations. Videotron’s acquisition of Freedom includes the Freedom brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets. The transaction also includes a long-term undertaking by Shaw and Rogers to provide Videotron with transport services (including backhaul and backbone), roaming services and wholesale Internet services. Videotron also made certain commercial commitments to the Minister of Innovation, Science and Industry. Through the acquisition of Freedom, Videotron has entered the British Columbia and Alberta telecommunications markets and strengthened its position in the Ontario market.
●	On April 3, 2023, Videotron entered into a new $2.10 billion secured term credit facility with a syndicate of financial institutions to finance the acquisition of Freedom.
●	On January 17, 2023, Videotron issued a $836.0 million promissory note to Quebecor Media, bearing interest at 7.000%.
B -	Business Overview

Overview

Videotron, a wholly owned subsidiary of Quebecor Media Inc., is one of Canada’s largest telecommunications companies. Videotron is engaged in Internet access, mobile and wireline telephony, television and entertainment services. Videotron is the fourth largest national mobile carrier in Canada in terms of mobile RGUs and the largest cable operator in Québec based on the number of wireline RGUs. Videotron is also a leader in new technologies, notably through Helix, its home-management and entertainment platform. As of December 31, 2025, Videotron has 4,402,000 subscriber connections to its mobile telephony services, 1,740,100 subscribers to its Internet services, 1,251,200 subscriptions to its television services, and 547,700 connections to its wireline telephony services. Through a comprehensive portfolio of roaming agreements with domestic and international network operators, Videotron’s mobile telephony customers benefit from extensive worldwide coverage.

Competitive Strengths

Leading Market Positions

Videotron is a leading mobile carrier and cable operator in Canada. Videotron believes that its strong market position has enabled it to launch and deploy new products and services more effectively. For example, since the introduction of its Internet access service, Videotron estimates that it has become the largest internet access provider within the footprint of its network in Québec. The two main brands under which the Corporation markets its telecommunications services enjoy among the highest levels of brand recognition in their respective markets: the Province of Québec and the Ottawa region for Videotron, and Ontario, British Columbia, Alberta and Manitoba for Freedom. The Corporation’s third brand, Fizz, which offers a completely digital experience, is one of the fastest growing brands in Québec since its launch in 2018 and has quickly garnered interest in Ontario, British Columbia, Alberta and Manitoba, since its mobile telephony services were released in these provinces in 2024. Videotron’s extensive proprietary and third-party retail distribution network of stores and points of sale, including its Videotron- and Freedom-branded stores and kiosks, as well as its authorized dealers, assist Videotron in marketing and distributing its advanced telecommunication services, such as Internet access, television and mobile telephony, on a large-scale basis. Videotron is also a leading telecommunication service provider in the Province of Québec’s business telecommunication segment.

Differentiated Bundled Services

Through its technologically advanced mobile and broadband networks, Videotron offers a differentiated, bundled suite of entertainment, information and communication services, products and content, including Internet access, IPTV, VOD and other interactive television services, as well as wireline telephony services using VoIP technology, and mobile telephony services. In addition, Videotron delivers high-quality services and products, including, for example, its high-speed Internet access service which enables its customers to download data at speeds of up to 2.5 Gbps. Videotron believes that the consumers attribute value to the convenience of dealing with a single telecommunication service provider and also appreciate the cost savings of having their services bundled, as Videotron offers discounts to customers that subscribe to more than one of its services. As of December 31, 2025, 66.5 % of Videotron-branded residential customers subscribed for two or more services. Videotron also offers a rich and varied selection of on-demand French-language content (series, movies, documentaries, docu-reality, reality shows, comedy performances, etc.) through its subscription-based VOD service, illico+. Videotron produces an array of proprietary content for which illico+ holds first-window rights for its customers, prior to linear broadcast. illico+ boasts over 879 million viewings since its launch in 2013, making illico+ a key player in the Québec on-demand video entertainment landscape.

Advanced Mobile and Broadband Networks

The Corporation’s mobile services are provided across one of the most extensive mobile network in Canada covering all major Canadian metropolitan areas including more than 30 million people with the LTE technology and more than 23 million people with the 5G technology. Over the past several years, the Corporation has been steadily investing in its mobile network by densifying its network, putting additional wireless spectrum into service and modifying existing cell sites to add equipment supporting new technologies. The Corporation continues its investments, including its roll out of the 5G/5G+ technologies across its footprint, as it considers the reliability, speed, capacity and coverage of its mobile network to be key factors for its continued success.

In its Québec market, Videotron is able to leverage its advanced broadband network, to offer a wide range of advanced services. Videotron’s hybrid fiber coaxial network covers approximately 85% of Québec’s estimated 4.1 million residential premises and nine of the province’s top ten urban areas, and it can now reach all ten major urban areas through TPIA access agreements. Videotron believes that its single cluster network architecture in this geography provides many benefits, including a higher quality and more reliable network, the ability to launch and deploy new products and services such as Helix, illico+ and Fizz, and a lower cost structure through reduced maintenance and technical support costs.

Videotron is committed to maintaining and upgrading its networks and, to that end, Videotron currently anticipates that ongoing capital expenditures will continue to be required to accommodate the evolution of its products and services and to meet the demand for increased capacity, speed and reliability.

Strong, Market-Focused Management Team

Videotron has a strong, market-focused management team that has extensive experience and expertise in a range of areas, including marketing, finance, telecommunications and technology. Under the leadership of its senior management team, Videotron has, among other things, improved penetration of its Internet access service, its subscription-based VOD service and its mobile telephony services, including through the successful build-out and launch of its mobile telephony network and upgrade to 5G/5G+ technologies. Videotron’s senior management team also spearheaded key acquisitions, including the acquisition of Freedom, allowing the Corporation to expand its network and presence in new markets.

Videotron’s Strategy

Videotron’s objective is to increase its revenues and profitability by leveraging its strong market position and advanced mobile and broadband networks, and by geographically expanding its business. Videotron attributes its strong historical results and positive outlook for growth and profitability to an ability to develop and execute forward-looking business strategies. The key elements of its strategy include:

•

Expand its wireless business geographically. Videotron continues to evolve and enhance the capabilities of and to expand its wireless infrastructure in new geographies in Canada. The Corporation believes there is significant growth opportunity in these geographies for a wireless carrier offering innovative services at better prices. Through the acquisition of Freedom in 2023 and the MVNO framework, Videotron entered the British Columbia, Alberta and Manitoba telecommunications markets and strengthened its position in the Ontario market. This expansion of Videotron’s wireless business outside of its traditional Québec footprint has intensified its geographic diversification, with approximately 45% of mobile subscribers in Québec, 40% in Ontario and 15% in Western Canada. In addition, entering new markets, as an MVNO, enables Videotron to further expand its reach and offer its competitive services to even more potential users. Together, the Videotron, Fizz and Freedom brands now reach over 34 million Canadians, nearly 80% of Canada’s population. Videotron is also leveraging the wholesale TPIA regulatory framework to enable the delivery of Internet access and IPTV services beyond its wireline network footprint, thereby complementing its wireless service offering across its three brands. Access to the MVNO and TPIA regulatory frameworks is expected to significantly reduce initial investments, accelerate market access and mitigate risk. In addition to the Freedom brand expansion, the service territory of the Fizz brand has gradually expanded across additional provinces. Such a multi-brand expansion allows Videotron to strategically target and respond to customer needs in various market segments.

●	Build on its position as a telecommunications leader with its mobile telephony network. Videotron provides an offering of advanced mobile telecommunications services to consumers and businesses that are based on effective, reliable technology, outstanding customer service and a differentiated offering. This strategy remains central to Videotron as it expands its wireless business geographically. Since its acquisition of Freedom, significant enhancements have been made to Freedom’s service offering, rate plans and network infrastructure. These enhancements include the deployment of 5G/5G+ services as well as the introduction of seamless handoff, nationwide free roaming, and international roaming data allotments. These initiatives, together with the affordability of Freedom’s service plans, are designed to strengthen Freedom’s competitive position and are expected to continue to contribute to Freedom’s growing customer base. The Corporation also expects that growing customer adoption of 5G/5G+ technologies will support increased demand for mobile services over time. In line with this expectation, Videotron intends to continue the phased expansion of 5G/5G+ technologies into additional markets. In the consumer market, IoT represents a growing opportunity as wireless connectivity becomes increasingly integrated into everyday devices, including home automation systems and wearables. Additional IoT growth opportunities are also emerging in areas such as smart manufacturing, telemedicine and telesurgery, remote monitoring, connected vehicles, asset tracking and smart-city applications. For the twelve-month period ended December 31, 2025, mobile services and equipment revenues represented 50.4% of Videotron’s total operating revenues, up from 48.8% a year before.

●	Maximize customer satisfaction and build customer loyalty. Videotron believes that maintaining a high level of customer satisfaction is critical to future growth and profitability. In the Province of Québec, Videotron was ranked as the preferred telecommunications provider in a Léger survey conducted in 2025. Videotron was also recognized, according to the same study, as the most reliable and trustworthy telecommunications company in Quebec. Videotron was also ranked by another Léger poll conducted in 2025 as the most respected telecommunications provider in Québec for the 19th time since 2006. Its ability to attract and satisfy customers with high quality products and services has been an important factor in Videotron’s historical growth and profitability and continues to be a priority in its geographic expansion nationwide. In support of its commitment to customer satisfaction, Videotron continues to provide a 24-hour technical support hotline seven days a week for customers of the Videotron brand. All of its customer service representatives and technical support staff are trained to assist customers with all of its products and services, which in turn allows its customers to be served more efficiently and seamlessly. Videotron’s customer care representatives continue to receive extensive training to perfect their product knowledge and skills, which contributes to customer retention and higher levels of customer service. As consumers increasingly turn to digital channels, Videotron also offers online and app-based options to enable them to autonomously manage all phases of the customer journey from sales to installation to ongoing support. Shifting customer interaction to digital channels through more self-help, self-install and self-service reduces the volume of field service trips, and calls to customer service and technical support call centers. Videotron utilizes surveys, focus groups and other research tools to assist in its marketing efforts and anticipate customer needs. To increase customer loyalty, Videotron also leverages strategic partnerships with third parties and other members of the Quebecor Media group of companies to offer exclusive promotions, privileges and contests which contribute to expanding its value proposition to its customers and differentiating its offering.
●	Pursue strategic investments in technology improvements. Videotron supports the growth in its customer base and bandwidth requirements through strategic success-driven modernization of its networks and increases in network capacity and redundancy. Videotron’s network design provides high capacity and superior signal quality that allows it to provide new advanced products and services. Videotron believes that the demand for bandwidth-intensive services are likely to continue to increase significantly in the coming years. Videotron’s strategy is to maintain a leadership position in the suite of products and services it offers, launch new products and services, and implement new technologies as they become available. In addition, Videotron continuously seeks to optimize expenses through technology improvements.
●	Further integrate its operations within the Quebecor Media group of companies. Videotron will continue to pursue the integration of its distribution capabilities with the content and reach of Quebecor Media’s other assets. For example, Videotron believes that cross-selling and cross-promotion opportunities exist with Media Group, a segment of Quebecor Media dedicated to entertainment and news media comprised of certain premier French-language content creation companies and media brands, such as TVA Group, the largest broadcaster in North America of French-language entertainment, information and public affairs programming and one of the largest private-sector producers of French-language content, Le Journal de Montréal and Le Journal de Québec, both of which are leaders in their respective market, Quebecor Media Out-of-Home, the largest player in Québec with over 17,000 advertising faces on transit shelters, buses and taxi tops, and various properties in the field of digital content production. In addition, cross-selling and cross-promotion opportunities exist with Quebecor Media’s Sports and Entertainment segment, which includes all operation, production, distribution and management activities relating to music, entertainment, sports and the Videotron Centre, an 18,400-seat arena located in Québec City.

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

As of December 31, 2025, there were 4,402,000 lines activated on its wireless network, representing a year-over-year increase of 311,000 lines (7.6%).

Wireline Services

Videotron’s coaxial and fiber-optic network large bandwidth is a key factor in the successful delivery of advanced products and services in Québec. Videotron currently offers a variety of advanced products and services, including Internet access, television, wireline telephony and subscription-based VOD services.

●	Internet Access. Leveraging its advanced cable and fiber infrastructure, Videotron offers Internet access services to its customers at download speeds of up to 2.5 Gbps. As part of its Internet access service, Videotron offers its technologically advanced Helix Internet service which delivers reliable internet speeds, a smarter and more powerful Wi-Fi coverage as well as home automation features. The Helix internet service is available using a Helix Fi gateway, an all-in-one product that combines the features of a modem and Wi-Fi router, as well as Wi-Fi pods which, when required, can be plugged into electrical wall outlets to extend a customer’s Wi-Fi coverage. Through the Helix Fi app, customers can control their home Wi-Fi network, set time restrictions for children’s Internet use, quickly and easily disconnect a device from the network, access advanced security technology and control household smart devices. Videotron is also leveraging the wholesale TPIA regulatory framework to enable the delivery of Internet access and IPTV services beyond its wireline network footprint, thereby complementing its wireless service offering across its three brands. As of December 31, 2025, Videotron had 1,740,100 Internet access customers. Based on internal estimates, Videotron is the largest provider of Internet access services within the footprint of its network in Québec with an estimated market share of 42.8% as of December 31, 2025.
●	Television. Videotron offers a broad variety of television services made available through digital- or IP-based technology. Videotron’s IPTV service, Helix TV is built around voice-controlled assistant technology. Helix offers an enhanced TV experience, integrated search functionality and seamless integration of entertainment services, including Netflix, Prime Video, Apple TV and illico+ (provided customers have a subscription with such services). Videotron allows its customers to customize their choices with the ability to choose between custom or pre-assembled packages with a selection of additional channels, including U.S. superstations and other special entertainment channels. Customers may view programming live, record live programming or access Videotron’s VOD service which offers extensive programming choices such as television series, movies and documentaries that are available for free or to rent. These viewing options are also available through the Helix app and online. Available to all Fizz Internet subscribers in Québec since February 2025, the new Fizz TV service differentiates its offering by a pick-and-choose model that lets users build their own TV plan. As of December 31, 2025, Videotron had 1,251,200 customers for its television service.
●	Wireline Telephony. Videotron offers wireline telephony service to its residential customers using VoIP technology. As of December 31, 2025, Videotron had 547,700 subscribers to its wireline telephony service.

Subscriber-based VOD Services

illico+ offers a diverse range of unlimited, on-demand French-language scripted and non-scripted content (movies, series, documentaries, docu-reality, reality shows, comedy performances, etc.). In its efforts to offer original content to its customers, illico+ funds the production of series, documentaries, movies and shows for which it holds first window rights, prior to their linear broadcast. illico+ boasts over 879 million viewings since its launch in 2013, making it a key player in the on-demand video entertainment landscape in the markets in which it is offered. illico+ is also accessible through mobile apps, web browsers and various smart TVs.

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

Videotron Business serves customers through a dedicated salesforce and customer service teams with solid expertise in the business market and a dedication to providing exceptional customer service. Videotron Business relies on its extensive coaxial and fiber-optic network together with its LTE-A and 5G/5G+ wireless infrastructure to deliver tailored connectivity solutions to its customers.

Customer Statistics Summary

The following table summarizes Videotron’s customer statistics for its suite of advanced products and services:

	At December 31,
	2025	2024(1)	2023(1)

	(in thousands of customers)

Revenue-generating units (RGUs)(2)	7,941.0	7,726.9	7,480.8
Mobile Telephony
Mobile telephony lines	4,402.0	4,091.0	3,722.9
Internet
Internet customers	1,740.1	1,732.6	1,727.6
Penetration(3,4)	45.1%	45.3%	45.7%
Television
Television customers	1,251.2	1,294.4	1,355.6
Penetration(3,4)	33.2%	34.6%	36.6%
Wireline Telephony
Wireline telephony lines	547.7	608.9	674.7
Penetration(3,4)	14.7%	16.4%	18.4%
Homes passed	3,716.8	3,692.4	3,657.7
(1)	To better reflect the activities of the Corporation, prepaid connections with negligible ARPU have been excluded from the mobile telephony connection count.
(2)	RGUs are the sum of subscriptions to the Internet access and television services, plus subscriber connections to the mobile and wireline telephony services.
(3)	Represents customers (or telephony lines) as a percentage of total home passed.
(4)	Penetration of homes passed excluding customers to Internet access, television and wireline telephony services served through Videotron’s purchase of wholesale Internet services from third parties.

Pricing of the Corporation’s Products and Services

Videotron’s revenues are mainly derived from the monthly fees its customers pay for Internet access, television and mobile and wireline telephony services, as well as VOD services. The rates Videotron charges vary based on the market served and the level of service selected. Rates are adjusted regularly. Videotron also offers discounts to its customers who subscribe to more than one of its services, when compared to the sum of the prices of the individual services provided to these customers. As of December 31, 2025, approximately 67% of its Videotron-branded residential customers were bundling two services or more. A one-time installation or activation fee, which may be waived in part during certain promotional periods, may be charged to new customers. Monthly rental payments for equipment, such as Helix Fi gateways or Helix TV terminals, may also be charged depending on the promotional offer.

Videotron’s Network Technology

Mobile Services

As of December 31, 2025, Videotron’s mobile network reached 73% of the Canadian population, allowing the vast majority of the population of Ontario, Québec, British Columbia, Alberta and Manitoba, Canada’s five most populous provinces, to benefit from Videotron’s mobile services. In addition to the coverage provided by its network, Videotron has roaming agreements with other Canadian mobile carriers to enable its customers to receive mobile service in nearly all other areas in Canada where wireless service is available. Videotron also offers international wireless voice and data services to its customers through roaming agreements with wireless service providers outside Canada.

In 2013, Videotron signed a 20-year agreement with Rogers for cooperation and collaboration in the build-out and operation of a shared LTE wireless network in the Province of Québec and the Ottawa region (the “Rogers LTE Agreement”). In September 2014, Videotron launched its joint LTE wireless network with Rogers. Videotron maintains its business independence throughout this agreement, including its product and service portfolios, billing systems and customer data. In April 2023, Videotron and Rogers settled a dispute regarding the Rogers LTE Agreement and therefore, the parties will pursue the joint network until the end of its term in 2033. In Ontario, British Columbia and Alberta, Videotron operates the LTE network that it acquired as a result of the acquisition of Freedom and this network is not subject to the Rogers LTE Agreement. Videotron’s LTE network is the backbone for its 5G network as it is rolled out nationally.

Since 2020, Videotron has been deploying both LTE-A and 5G technologies in its Québec market by leveraging its AWS-3, 600 MHz and 3500 MHz spectrum. Upon the closing of the acquisition of Freedom, Videotron was able to rapidly deploy its holding of AWS-1, AWS-3, 600 MHz and 3500 MHz spectrum licenses to upgrade Freedom’s infrastructure and offer 5G services in the Toronto, Vancouver, Calgary, Edmonton and Ottawa metropolitan areas along with select cities across Ontario, British Columbia and Alberta. As the roll out of Videotron’s 5G/5G+ service continues with the objective of covering its entire footprint, investments will be required to optimize the operation of its network, including the deployment of additional spectrum, network densification with additional macro cells, small cells, in-building systems and distributed antenna systems as well as the addition of radio network equipment. Investing in its wireless network to improve the customer experience is a priority for Videotron, particularly in sectors outside Québec where the Freedom brand currently operates.

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
●
20 MHz in Toronto
●
Between 20 MHz and 30 MHz in major cities in Alberta and British Columbia
●
Between 20 MHz and 30 MHz in northern rural areas of British Columbia
Used in LTE-A network
3500 MHz	● Between 10 MHz and 50 MHz in Québec, Eastern and Southern Ontario, Manitoba, Alberta and British Columbia	Used in 5G and 5G+ networks
3800 MHz
●
Between 10 MHz and 90 MHz in Québec, Eastern and Southern Ontario, Manitoba, Alberta and British Columbia
●
Between 80 MHz to 100 MHz of combined 3800 MHz and 3500 MHz spectrum in major cities, including Toronto, Montréal, Vancouver, Ottawa, Calgary, Edmonton, Québec City and Winnipeg
Used in 5G and 5G+ networks

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

Wireline Services

As of December 31, 2025, Videotron’s cable network consisted of fiber-optic cable and coaxial cable, covering approximately 85% of the Province of Québec’s estimated 4.1 million residential premises. Its network is the largest broadband network in the Province of Québec and supports direct connectivity with networks in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, the Maritimes and the United States.

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

In order to meet the ever-expanding service needs of the customer in terms of video, telephony and Internet access services, Videotron consistently invests to enhance the capabilities of its wireline network. These investments imply, among other things, the deployment of fiber-optic deeper into the network and therefore closer to the customer premises. This fiber deployment translates into an increase, year after year, in the number of nodes and a corresponding decrease in the number of customer premises served by each node. Investments in Videotron’s network also include an extension of the upper limit of the radio frequency spectrum available for service offerings. As of December 31, 2025, 89% of the Corporation’s network has been upgraded to a bandwidth of 1002 MHz, the remaining of its network being at 750 MHz.

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

In addition, as part of the evolution of its network, the Corporation also intends to virtualize and automate many network functions in order to increase operating efficiency and expand capacity. Along with these network enhancements, the Corporation continues to expand its wireline network to reach new homes and businesses both within and beyond its existing coverage area, thereby increasing the number of premises passed. To support this expansion, the Corporation regularly deploys Passive Optical Network (“PON”) technology, which extends fiber directly to the home using a FTTH architecture. This technology supports speeds of up to 10 Gbps and facilitates future upgrades to even higher capacity services.

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

●	ILECs. In the province of Québec, both Bell and TELUS operate wireline networks that overlap with Videotron’s wireline footprint, with Bell accounting for this overlap in most regions. Bell and TELUS’ networks allow them to provide a full range of wireline services, including Internet access, television and home telephony services, leveraging the FTTH technology. Because fiber optic cables can carry much more data than traditional copper telephone cables, especially over long distances, ILECs have built and continue to build fiber-optic network infrastructure further into their networks. This optical fiber deployment enables them to offer data transmission speeds in several Videotron service areas that are higher than those provided with traditional copper DSL technology.
●	Mobile Network Operators. The Canadian wireless market is characterized by the presence of three national incumbent wireless carriers, Bell, TELUS and Rogers who operate under these main brands but also under their flanker brands: VirginPlus (Bell), Lucky Mobile (Bell), Koodo (TELUS), Public Mobile (TELUS), Fido (Rogers) and Chatr (Rogers). The range of services available varies depending on the province or region, with some providers offering a full range of telecommunications services and others providing only mobile services. These competitors have a longer operating history in mobile telephony, larger spectrum holdings as well as greater operational and financial resources than Videotron. The Canadian incumbents are deploying their 5G/5G+ networks, and these technologies are becoming the new industry standards.
●	Fixed wireless access. While the provision of Internet service via wireless airwaves instead of cables, commonly known as fixed wireless access, has traditionally been used in rural areas where there is no or limited access to high-speed Internet. This technology allows some Canadian mobile network operators to use excess capacity on their mobile networks to offer a bundled service offering outside their wireline network footprint.
●	MVNO. The CRTC’s decision ordering national incumbent wireless carriers, as well as SaskTel, to provide MVNO access services to regional wireless carriers for a period of seven years could have a significant impact on the Corporation’s competitive environment, potentially introducing new MVNO competitors. For instance, Cogeco has launched wireless services in multiple regions across its footprint in Ontario and Québec.
●	Third Party Internet Service Providers. Videotron competes against third-party ISPs making use of the wholesale TPIA service mandated by the CRTC to offer residential and commercial Internet access, as well as VoIP and video distribution services. Several TPIA providers are now part of large telecommunications companies, including Distributel and EBox for Bell, Altima and Start.ca for TELUS, Comwave for Rogers, and Oxio for Cogeco.
●	Low Earth Orbit satellite technology. Satellite operators such as Xplore, Telesat and Starlink are expanding their existing high-speed Internet access capabilities with high-throughput satellites, targeting households in low population density and remote locations. Starlink, the LEO market’s dominant player, continues to scale capacity and coverage, and Amazon’s impending entry with Amazon Leo is expected to further intensify competition. Collectively, these players are claiming future download speeds comparable to the Corporation’s low and medium download speeds. In addition to fixed satellite Internet services, certain operators may also have the technical capability to provide direct-to-device connectivity, enabling mobile devices to communicate directly with satellites without relying on traditional terrestrial cellular networks. However, the deployment of such services in Canada is governed by the Supplemental Mobile Coverage by Satellite (“SMCS”) framework, which requires a commercial partnership between a satellite operator and a mobile network operator before satellite-supported mobile services may operate using terrestrial mobile spectrum. The SMCS framework also does not impose any obligation on mobile network operators to enable domestic roaming onto satellite-provided networks; offering such roaming remains at the discretion of the operators through commercial arrangements.

●	Internet Video Streaming. The continuous technology improvement of the Internet, combined with higher download speeds and its affordability, favors the development and deployment of alternative technologies such as linear television, on-demand content and curated live events offered by OTT video service providers and OTT aggregators such as Netflix, Amazon Prime Video, Disney+, Apple TV+ and Roku Channel. While having a positive impact on the demand for Videotron’s Internet access services, the growth of this model has been accompanied by certain trends away from traditional cable television services. In addition, competitive dynamics are further intensifying as the three national incumbent wireless carriers launch bundled OTT offers, creating new competitive models in which the Corporation does not currently participate.
●	Direct Broadcast Satellite. DBS is also a competitor to Videotron’s television services. DBS delivers digital programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to cable delivery transmissions. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna.
●	Grey and Black Market Providers. Providers of television signals continue to face competition from the use of access codes and equipment that enable the unauthorized decoding of encrypted satellite signals, from unauthorized access to Videotron’s television signals (black market) and from the reception of foreign signals through subscriptions to foreign satellite television providers that are not lawful distributors in Canada (grey market). Providers of Internet services also face competition from unauthorized Wi-Fi service resellers within multi-unit residential buildings.
●	Internet-based communication service providers. The increase in the number of communication options available using an Internet connection, including VoIP telephony, video conferencing, instant messaging, social networking services and email, has intensified the competitive environment in which Videotron operates its wireline telephony service.

Regulation

Ownership and Control of Canadian Broadcast Undertakings

The Canadian Government has directed the CRTC not to issue, amend or renew a broadcasting license to an applicant that is a non-Canadian. Canadian, a defined term in the Direction to the CRTC (Ineligibility of Non-Canadians) (the “Direction to the CRTC”), means, among other things, a citizen or a permanent resident of Canada or a qualified corporation. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer and not less than 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition to the above requirements, Canadians must beneficially own and control, directly or indirectly, not less than 66.6% of the issued and outstanding voting shares and not less than 66.6% of the votes of the parent corporation that controls the subsidiary, and neither the parent corporation nor its directors may exercise control or influence over any programming decisions of the subsidiary if Canadians beneficially own and control less than 80% of the issued and outstanding shares and votes of the parent corporation, if the chief executive officer of the parent corporation is a non-Canadian or if less than 80% of the parent corporation’s directors are Canadian. There are no specific restrictions on the number of non-voting shares which may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting license must not otherwise be controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion. Control is defined broadly to mean control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, agreement or arrangement, the ownership of a corporation or otherwise. Videotron is a qualified Canadian corporation.

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

Jurisdiction Over Canadian Broadcast Undertakings

Videotron’s cable distribution undertakings are subject to the Broadcasting Act and regulations made under the Broadcasting Act that empower the CRTC, subject to directions from the Governor in Council, to regulate and supervise all aspects of the Canadian broadcasting system in order to implement the policy set out in the Broadcasting Act. Certain of Videotron’s undertakings are also subject to the Radiocommunication Act, which empowers ISED Canada to establish and administer the technical standards that networks and transmitters must comply with, namely, maintaining the technical quality of signals.

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

Broadcasting and Telecommunications Legislative Review

In June 2018, the Canadian Government asked the Broadcasting and Telecommunications Legislative Review Panel (the “Review Panel”) to present recommendations on legislative changes that may be needed to maximize the benefits the digital age brings to citizens, creators, cultural stakeholders, the communications industry and the Canadian economy. Following the release of the Review Panel final report on January 29, 2020, the Government of Canada put forward Bill C-10, An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts, which was mainly designed to regulate online broadcasting services. Though Bill C-10 was passed by the House of Commons in June 2021, it was terminated in the Senate upon the dissolution of Parliament in August 2021. On February 2, 2022, the Government of Canada introduced Bill C-11 which proposed to amend the Broadcasting Act in order to include foreign OTT content providers in Canada’s regulatory framework. Bill C-11 was passed by Parliament and received Royal assent on April 27, 2023.

Following the adoption of Bill C-11 and the coming into force of the amended Broadcasting Act, the CRTC launched a process to modernize the regulatory framework.

On September 29, 2023, the CRTC released its first two decisions arising from the consultations. In Broadcasting Regulatory Policy CRTC 2023-329 and Broadcasting Order CRTC 2023-330, the CRTC establishes a registration obligation for online undertakings and defines which classes of such undertakings are exempt from registration. In Broadcasting Regulatory Policy CRTC 2023-331 and Broadcasting Order CRTC 2023-332, it sets out conditions of service and related exemption for certain classes of online undertakings. As a result of these decisions, River TV is subject to the registration obligation and the conditions of services.

On June 4, 2024, in Broadcasting Regulatory Policy CRTC 2024-121, the CRTC mandated that online undertakings unaffiliated with traditional Canadian broadcasting undertakings contribute 5% of their Canadian revenues to support the domestic broadcasting system. This policy was challenged in front of the Federal Appeal Court by several online platforms, including Amazon, Apple and Netflix (through the Motion Picture Association). In late 2024, the Court granted a stay, suspending the required contributions until a final decision is rendered, which is still pending.

On January 9, 2025, as part of its continued modernization of the regulatory framework, the CRTC launched a consultation on market dynamics between small, medium and large programming, distribution and online services. Its stated objective is to analyze the regulatory tools available such as the Wholesale Code, carriage and access rules, mandatory distribution services, dispute resolution processes, standstill rule, and undue preference complaints, and to establish a fair and competitive marketplace as well as a sustainable model for the delivery and discoverability of diverse Canadian and Indigenous content. The consultation included a public hearing held from June 18th to July 4th, 2025.

On November 18, 2025, the CRTC issued Broadcasting Regulatory Policy CRTC 2025-299 in which it updated the definition of a Canadian program. It expanded the definition in a way that could potentially include more foreign productions filmed in Canada, if they are coproduced with Canadian entities that retain some of the intellectual propriety rights in order to qualify as Canadian content.

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

Therefore, only one annual license fee, the Part I license fee, remains payable to the CRTC under the amended Broadcasting Act and such fee aims to enable the CRTC to recover its cost of regulating the broadcasting industry. The amended Broadcasting Act also broadens the pool of potential feepayers from licensed broadcasting undertakings to all broadcasting undertakings, including online undertakings. On March 21, 2024, the CRTC issued Broadcasting Regulatory Policy CRTC 2024-65 regarding the new broadcasting fees regulations that will come into force on April 1, 2024. The new broadcasting fees regulations require that traditional broadcasters and online streaming services pay fees on an annual basis. The fees are calculated and based on the broadcasting revenues feepayers make in Canada and generally relate to broadcasting activities that are expected to generate a significant level of regulatory activity. These regulations should minimize the regulatory burden on the Canadian broadcasting system. The new broadcasting fees regulations allow traditional broadcasters and online streaming services to continue to benefit from exemption thresholds: large broadcasting ownership groups do not pay fees on the first $25 million in revenue and individual broadcasters do not pay fees on the first $2 million in revenue. Under the new broadcasting fees regulations, traditional broadcasters should pay a lower percentage of total fees.

Canadian Broadcasting Distribution (Television)

Licensing of Canadian Broadcasting Distribution Undertakings

A cable distribution undertaking, such as Videotron, distributes broadcasting services to customers predominantly over closed transmission paths. A license to operate a cable distribution undertaking gives the cable television operator the right to distribute television programming services in its licensed service area. Broadcasting licenses are usually renewed, except in particular circumstances or in cases of a serious breach of the conditions attached to the license or the regulations of the CRTC. The CRTC is required to hold a public hearing in connection with the issuance, suspension or revocation of a license.

Videotron operates more than 800 cable systems across Canada pursuant either to the issuance of a license or of an order that exempts certain network operations from the obligation to hold a license. Cable systems serving 20,000 subscribers or fewer and operating their own local headend are exempt from the obligation to hold a license pursuant to the latest exemption order issued by the CRTC on August 31st, 2017 (Broadcasting Order CRTC 2017-320). These cable systems are required to comply with the specific programming carriage requirements set out in the exemption order and comply with the Canadian ownership and control requirements set out in the Direction to the CRTC. Videotron currently holds 12 cable distribution licenses which were renewed on August 2, 2018 in Broadcasting Decision CRTC 2018-269, for the period of September 1, 2018 to August 31, 2024 and further administratively renewed on August 8, 2023 in Broadcasting decision CRTC 2023-245, for the period of September 1, 2024 to August 31, 2026.

On December 11, 2024, the CRTC approved the liquidation of VMedia and the transfer of its licenses (under the same conditions and duration) and exempted systems to Freedom. VMedia was liquidated into Freedom on January 1st, 2025. On November 20, 2025, the CRTC approved the liquidation of Freedom and the transfer of its licenses (under the same conditions and duration) and exempted systems to Videotron. Freedom was liquidated on December 31st, 2025.

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

Hybrid VOD License

In Broadcasting Regulatory Policy CRTC 2015-86 issued on March 12, 2015, the CRTC considered appropriate to authorize a third category of VOD services based on a hybrid regulatory approach. In Broadcasting Order CRTC 2015-356, the CRTC has authorized these hybrid services to operate with the same flexibility as those services operating under the Digital Media Exemption Order (“DMEO”), provided that the services are delivered and accessed over the Internet without authentication to a BDU or mobile subscription. illico+ qualifies as a hybrid VOD service. In Broadcasting Regulatory Policy CRTC 2023-331 issued on September 29, 2023, the CRTC repealed the DMEO and replaced it by conditions of service for carrying on certain online undertakings, and decided that the regulatory framework in which hybrid VOD services operate will remain unchanged for the moment.

The hybrid VOD services continue to benefit from the following incentives:

●	the ability to offer exclusive programming in the same manner as online undertakings; and
●	the ability to offer their service on a closed BDU network in the same manner as traditional VOD services without the regulatory requirements relating to financial contributions to and shelf space for Canadian programming that would normally be imposed on those traditional VOD services.

Online Undertakings

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

In regard to the dispute resolution mechanism, the CRTC has removed the anti-competitive head start rule and the standstill rule in the case of a dispute. Rather, the CRTC intends to explore questions related to anti-competitive behaviors and alternative options to the standstill rule in future proceedings.

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

In the Canadian telecommunications market, Videotron operates as a CLEC, a reseller of telecommunication and High-Speed retail Internet services and a Broadcast Carrier. Videotron also operates its own 4G, LTE-A and 5G mobile wireless networks and offers services over these networks as a Wireless Service Provider (“WSP”).

The issuance of licenses for the use of radiofrequency spectrum in Canada is administered by ISED Canada under the Radiocommunication Act. Use of spectrum is governed by conditions of license which address such matters as license term, transferability and divisibility, technical compliance, lawful interception, research and development requirements, and requirements related to antenna site sharing and mandatory roaming.

Spectrum Holdings and License Conditions

The Corporation holds spectrum licenses in various frequency bands. All these licenses have a term of 20 years. At the end of this term, the Corporation expects new licenses to be issued for a subsequent term as part of the renewal process, unless a breach of license condition has occurred (such as non-compliance with deployment requirements or R&D investment requirement of 2 % of its adjusted gross revenues), a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The process for awarding licenses after this term and all matters relating to renewal, including the terms and conditions of the new licenses, will be determined by ISED Canada following a public consultation.

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

In March 2025, ISED Canada published a new framework for the imposition of annual fees on spectrum licenses used for mobile services in bands below 10 GHz. The only frequency band for which Videotron will be impacted in the short or medium term is the AWS-1 band, whose licenses were auctioned in 2008 for an initial term of 10 years. The first license fees will be due in 2026. Licenses in this band were renewed in 2018 for a 20-year term, but, at that time, ISED Canada has not made a decision on the applicable annual fees for this band. The new framework fills this gap. For the other frequency bands in which Videotron holds mobile spectrum (600 MHz, 700 MHz, AWS-3, 2500 MHz, 3500 MHz and 3800 MHz), the impact will be felt gradually upon the expiry of the initial term of the licenses purchased at the auctions held since 2014, therefore, from 2034 to 2044 (insofar as these bands become effectively subject to the new framework, which will be the subject of future consultations).

Application of Canadian Telecommunications Regulation

In a series of decisions, the CRTC has determined that the carriage of “non-programming” services by a cable company results in that company being regulated as a carrier under the Telecommunications Act. This applies to a company serving its own customers or allowing a third party to use its distribution network to provide non-programming services to customers, such as providing access to cable Internet services.

In addition, the CRTC regulates the provision of telephony services in Canada.

Elements of the CRTC’s local telecommunications regulatory framework to which Videotron is subject include: interconnection standards and inter-carrier compensation arrangements; the mandatory provision of equal access (i.e. customer choice of long distance provider); standards for the provision of 911 service, message relay service and certain privacy features; the obligation to put in place mechanisms to protect Canadians against nuisance calls; and the obligation not to prevent other local exchange carriers (“LECs”) from accessing end-users on a timely basis under reasonable terms and conditions in multi-dwelling units where Videotron provides service.

As a CLEC, Videotron is not subject to retail price regulations. ILECs remain subject to retail price regulations in those geographic areas where facilities-based competition is insufficient to protect the interests of consumers. Videotron’s ILEC competitors have requested and been granted forbearance from regulation of local exchange services in the vast majority of residential markets in which Videotron competes, as well as in a large number of business markets, including all of the largest metropolitan markets in the Province of Québec.

In a decision issued on December 21, 2016, the CRTC established a new universal service objective under which all Canadians, in urban areas as well as rural and remote areas, are to have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. Pursuant to this decision, the CRTC phased out the revenue-based contribution regime that previously subsidized local telephone service and replaced it with a new regime that now subsidizes broadband Internet access services in underserved areas. The new regime began on January 1, 2020, with an expansion of the contribution base to include retail Internet revenues for the first time. In 2020, $100 million was collected for broadband Internet projects, gradually increasing to $150 million in 2022, totaling $825 million over six years. The distribution of the collected funds to eligible broadband Internet projects is managed through a series of calls for applications. Announcements of successful applications began in 2020 and, by November 2025, the CRTC committed more than $752 million to connect 53,000 households, improve cellphone service over 650 kilometers of major roads, and build over 6,000 kilometers of fiber to communities. Consequently, Videotron has been incurring increased revenue-based contribution payments since 2020. Moreover, the CRTC is currently reviewing its fund through a Telecom Notice of Consultation, launched in March 2023, and will likely issue a decision which will include a new maximum annual amount of funding.

In parallel with the CRTC’s initiative, the federal government has also announced a series of initiatives intended to subsidize or otherwise facilitate the provision of broadband Internet access services in underserved areas. Most notable is the creation of a $1.75 billion Universal Broadband Fund (“UBF”). The Government of Québec also subsidizes the provision of broadband Internet access services in underserved areas through the Régions branchées program. On May 25, 2020, the Government of Québec announced that Videotron would be a recipient of funding under this program. On March 22, 2021, Videotron and the Government of Québec, jointly with the federal government through the UBF, signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in remote regions. Under these agreements, Videotron has extended its high-speed Internet network to connect more than 37,000 additional households as the governments have committed to provide financial assistance in the amount of approximately $258 million, which has been fully invested in Videotron’s network extension. Videotron had announced the imminent completion of its extension in September 2023.

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

On October 17, 2023, Bell submitted an application to the CRTC seeking approval to more than double its pole attachment rate in Ontario and Québec, from $12.48 to $25.08 annually – an increase of over 100%. Videotron, along with other cable carriers, opposed the granting of Bell’s application and challenged Bell’s justifications for such a substantial increase. On March 11, 2025, the CRTC made Bell’s current rate of $12.48 applicable on an interim basis. On October 17, 2025, the CRTC approved on a final basis a pole attachment rate of $15.84 annually, an increase of 27%. The new rate is effective retroactively to March 11, 2025.

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

Right to access to in-building wire in multi-dwelling units (“MDUs”)

On June 30, 2003, the CRTC published a decision in which it set out the “MDU access condition,” which states that the provision of telecommunications service by a LEC in an MDU is subject to the condition that all LECs wishing to serve end-users in that MDU are able to access those end-users on a timely basis, by means of resale, leased facilities, or their own facilities, at their choice, under reasonable terms and conditions.

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

On December 16, 2019, the CRTC initiated a proceeding to, among other things, request comments on the preliminary views it expressed in its June 21, 2019 decision. In this proceeding, Videotron argued against the unnecessary duplication of fiber IBW, arguing instead that competitive carriers such as Videotron should have a right to access fiber IBW installed by incumbent carriers.

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

Regulatory Framework for Internet Services

In Canada, access to the Internet is a telecommunications service and is regulated under the Telecommunications Act. On July 9, 1998, the CRTC released a decision forbearing from the exercise of most of its powers under the Telecommunications Act as they relate to retail level Internet services. However, the CRTC did maintain its ability to require conditions governing customer confidential information and to place other general conditions on the provision of Internet service. In addition, the CRTC undertook the approval of the rates and terms on which incumbent cable and telephone companies provide access to their telecommunications facilities with respect to competitive providers of retail level Internet services.

The largest cable operators in Canada, including Videotron, have been required by the CRTC to provide TPIA to ISPs with access to their cable systems at mandated cost-based rates. At the same time Videotron offers any new retail Internet service speed, Videotron is required to file proposed revisions to its TPIA tariff to include this new speed offering. TPIA tariff items have been filed and approved for all Videotron’s Internet service speeds. Numerous third-party ISPs are interconnected to Videotron’s cable network and are thereby providing retail Internet access services.

The CRTC also requires the large cable carriers, such as Videotron, to allow third-party ISPs to provide telephony, networking and broadcast distribution services by way of Videotron’s TPIA service.

In a series of decisions since 2015, the CRTC has emphasized the importance it accords to mandated wholesale access service arrangements as a driver of competition in the retail Internet access market. Most significantly, the CRTC ordered all major telephone and cable companies, including Videotron, to provide disaggregated wholesale access services, which were to replace existing aggregated wholesale access services after a transition period. These disaggregated services involve third-party ISPs provisioning their own regional transport services. They also include mandated access to Internet services provided over fiber-access facilities, including the FTTP access facilities of the large incumbent telephone companies. Rates for these new disaggregated TPIA services were approved on an interim basis on August 29, 2017. The process for final approval of these rates was suspended while the CRTC completed a review of the network configuration for disaggregated wholesale access services. This review, which was initiated on June 11, 2020, aimed to facilitate deployment of disaggregated services.

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

Following the approval of the new instructions to the CRTC on February 13, 2023, the CRTC launched on March 8, 2023, a notice of consultation to review the wholesale access service framework. Given the changing market conditions, the CRTC will review several points including its preliminary views that (i) the provision of aggregated wholesale access services should continue to be mandated; (ii) access to FTTP facilities should be provided over these services; and (iii) the provision of FTTP facilities over aggregated wholesale access services should be mandated on a temporary and expedited basis, until the CRTC reaches a decision as to whether such access is to be provided indefinitely. The CRTC also imposed an immediate interim reduction of 10% to the monthly capacity charge and declared that existing aggregated tariffs should now be interim. Videotron proposed new FTTP tariffs on April 24, 2023 and new aggregated wholesale access services tariffs on June 22, 2023.

On November 6, 2023, the CRTC issued the Temporary Decision directing Bell and TELUS to provide workable wholesale access to their FTTP networks in Ontario and Québec within six months.

On August 13, 2024, the CRTC published the Final Decision, where it directs all ILECs to give access to their FTTP on an aggregate basis on all their territories across Canada by February 13, 2025. Only FTTP locations deployed before August 13, 2024, will be accessible. FTTP locations deployed after this date will benefit from a five-year exemption. Of note, all incumbents (including Videotron) are prohibited from using wholesale Internet access services within their own traditional serving territory.

On October 24, 2024, the CRTC set interim rates for FTTP services outside Ontario and Québec and updated certain interim rates for Ontario and Québec that were published in the Temporary Decision. The CRTC also expressed its willingness to move quickly to set the terms, conditions and final rates for aggregated wholesale FTTP services. The Corporation had anticipated a final decision by the end of 2025 but currently expects the decision to be issued in 2026.

On November 6, 2024, the Governor in Council expressed the opinion that the Largest Incumbents are of a disproportionate size relative to other ISPs and that it has concerns about the viability of small and regional ISPs. Thus, the Governor in Council directed the CRTC to reconsider whether the Largest Incumbents should be prohibited from using aggregated FTTP services in Ontario and Québec further to tariffs approved by the CRTC.

On November 8, 2024, several applications were submitted to the CRTC to review and vary the Final Decision so that the Largest Incumbents should be prohibited from using aggregated FTTP services across Canada, and that this prohibition should also apply to HFC access.

On November 21, 2024, the CRTC launched the Notice and asked whether changing the Temporary Decision would advance the public interest. The Notice recognized that the temporary services have been replaced by the Final Decision. The CRTC also consolidated all applications directed to review and vary the Final Decision into this process.

On February 3, 2025, the CRTC issued Telecom Decision 2025-39, concluding that the evidence on the public record demonstrates that the benefits to consumers from the Largest Incumbents’ access to temporary services outweighed any impact this access may have had on investments during the short period in which the Temporary Decision was in effect. Therefore, the CRTC determined that the public interest would not be served by amending the Temporary Decision.

On June 20, 2025, in Decision 2025-154, the CRTC ultimately denied the reviews of the Final Decision, filed on December 11, 2024 by Cogeco, Eastlink, Rogers and TekSavvy, seeking to prohibit the Largest Incumbents from using FTTP services, despite the Government Order highlighting that the Largest Incumbents are disproportionately large compared to other industry providers. The Government has also decided not to overturn the Final Decision. There are therefore still two active files: one before the Government concerning the appeal of Decision 2025 154, which was filed jointly by Cogeco, Eastlink and SaskTel, and another appeal before the Federal Court of Appeal concerning the same decision filed by Cogeco and Eastlink.

On June 27, 2025, the CRTC reactivated two complaints filed in late 2024 and early 2025 by TPIA providers (Bravo Telecom and Transat Telecom) regarding Bell’s anti-competitive conduct. Both applications asked the CRTC to cease refraining from regulating retail Internet service prices in Quebec and Ontario. The files are still pending.

Consumer Protection

Since 1998, the CRTC has exercised its power to place general conditions on the provision of Internet services, for example, to establish a framework governing the traffic management practices that may be employed by an ISP. On July 31, 2019, the CRTC published the mandatory code of conduct for large facilities-based providers of retail Internet services in the residential market (the “Internet Code”). The Internet Code, which took effect on January 31, 2020, includes measures related to such matters as contract clarity, changes to contracts and related documents, bill management and contract cancellation, and extension.

On June 15, 2017, the CRTC published a series of revisions to the Wireless Code, including, among other things, new rules ensuring customers will be provided with unlocked devices, giving families more control over data overages, setting minimum usage limits for the trial period and clarifying that data is a key contract term that cannot be changed during the commitment period without the customer’s consent. In addition, on March 4, 2021, the CRTC published a decision affirming that device financing plans fall under the scope of the Wireless Code, given the inextricable link between such plans and wireless service plans. As a result, the CRTC determined that such plans with terms longer than 24 months are not compliant with the Wireless Code. Finally, in October 2022, in Decision CRTC 2022-294, the CRTC clarified an element of the Wireless Code with respect to the calculation of termination fees. Specifically, the CRTC clarified the definition of the term manufacturer’s suggested retail price (“MSRP”) provided in Telecom Regulatory Policy 2013-271 stating that, for the purpose of Section G of the Wireless Code, the list price of a mobile wireless device as published by the original equipment manufacturer (the “OEM”) on the OEM’s Canadian website at the time of entering into a contract is deemed to be the MSRP. Thus, if a wireless provider sells a device with an inflated price in order to grant greater discounts to its customers, in return, it can no longer calculate the amount of the cancellation fees based on this inflated price but must instead do it based on the MSRP.

As part of Bill C-69, assented on June 20th, 2024, the government amended the Telecommunications Act to introduce new requirements for telecommunications service providers, namely: (i) providing customers with a self-service mechanism, (ii) sending subscribers a notice, prior to the end of the contract, informing them that their contract is about to expire, and (iii) prohibiting telecommunications service providers from charging fees for modifying or activating a plan. In all cases, the Bill refers to the CRTC for the definition and modus operandi of the application of these provisions. In November 2024, the CRTC launched consultations on the three provisions of the Act. Stakeholders expressed their views at the beginning of 2025, and we are now awaiting a CRTC decision to determine the policies that will apply.

Also, in 2024, Bill C-288 was adopted and enacted. This Bill amended the Telecommunications Act to require providers to disclose detailed information about their Internet offers, helping consumers make informed choices. Once again, the government mandated the CRTC to implement this new provision of the Act. Accordingly, on December 4, 2024, the CRTC issued a notice of hearing on the matter, which was held in June 2025. Following the participation of several stakeholders, including the Corporation, the file is now closed, pending a policy decision from the Commission.

On September 4th, 2025, the CRTC launched two consultations on network resiliency. The first concerns the possibility for the commission to impose additional measures to protect consumers in the event of outages, while the second concerned the possibility for the commission to impose a regulatory framework on telecommunications service providers to strengthen the resilience of their networks. The notices are now closed, pending further action from the commission.

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

On December 17, 2014, the Government of Canada’s second omnibus budget implementation bill for 2014 (“Bill C-43”) received Royal Assent. Bill C-43 amends both the Telecommunications Act and the Radiocommunication Act to give the CRTC and ISED Canada the option to impose monetary penalties on companies that violate established rules such as the Wireless Code and those related to the deployment of spectrum, services to rural areas and tower sharing.

Wholesale Roaming

On October 7, 2024, the CRTC issued a decision regarding the review of rates and the rate-setting approach for wholesale roaming services. This decision was prompted by a May 2022 application from regional carriers, including Cogeco, Eastlink, Videotron, and Xplore, who argued that the existing rates were excessively high and outdated. The CRTC acknowledged that the current rates might no longer be just and reasonable, citing trends in retail data revenue and usage. To expedite the establishment of fairer rates, the CRTC mandated a commercial negotiation process supplemented by FOA if parties cannot reach an agreement. This approach aims to introduce lower wholesale roaming rates efficiently, enabling regional carriers to offer more competitive plans and promotions while continuing to invest in their networks. To ensure fairness, the CRTC will annually publish certain rate benchmarks, including the weighted average retail revenue per gigabyte of data in Canada, and encourages regional carriers to negotiate collectively if they choose. Until new rates are negotiated, the existing tariffed rates will remain in effect on an interim basis.

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

On July 24, 2023, the CRTC issued its decision with regards to the FOA between the Corporation and Rogers regarding wholesale MVNO access rates. The Commission has selected the Corporation’s offer and directed the parties to enter into an MVNO access agreement consistent with the Corporation’s offer so that the Corporation can expand competitive mobile wireless services to Canadians as quickly as possible. Following this decision, on August 23, 2023, Rogers filed an appeal in the FCA, contesting CRTC’s decision to adopt Quebecor’s proposed rate for accessing Rogers’ MVNO service. Despite this action, the Corporation has launched its MVNO national offer using Rogers’ MVNO service access on October 16, 2023. Rogers obtained leave to appeal to the FCA, but on May 23, 2025, the appeal was dismissed, with costs, from the bench.

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

On June 26, 2014, the predecessor to ISED Canada announced changes to the policy guiding the installation of new antenna towers, most notably to require companies to consult communities on all commercial tower installations regardless of height and to ensure residents are well informed of upcoming consultations. These changes are largely consistent with the joint protocol cited above.

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

C -	Organizational Structure

Videotron is a wholly-owned subsidiary of Quebecor Media. Quebecor Media is a wholly-owned subsidiary of Quebecor. The following chart illustrates Videotron’s corporate structure as of March 27, 2026, including its significant subsidiaries, together with the jurisdiction of incorporation or organization of each entity. In each case, unless otherwise indicated, Videotron owns a 100% equity and voting interest in its subsidiaries.

D -	Property, Plants and Equipment

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

			Floor Space
			Occupied
Address	Owned/Leased Property	Use of Property	(approximate sq. ft.)
Montréal, Québec 2155 Pie IX Street	Owned property	Office and Technical spaces, Headend	128,000

Montréal, Québec 150 Beaubien Street	Owned property	Office and Technical spaces, Headend	72,000

Montréal, Québec 4545 Frontenac Street	Leased property	Office space, Warehouse, Headend	94,300

Québec City, Québec 2200 Jean-Perrin Street	Owned property	Regional Headend for the Québec City region and Office space	40,000

Toronto, Ontario 88 Queens Quay	Leased property	Office space and Retail	23,000

Mississauga, Ontario 6991 Tranmere	Leased property	Technical core and Warehouse	19,000

Kanata, Ontario 390 March Road	Leased property	Technical core	7,185

Calgary, Alberta Bay 60, 2256-29 St NE	Leased property	Technical core	7,418

North Vancouver, British Columbia 209-221 West Esplanade	Leased property	Technical core	12,000

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

Videotron is presently engaged in an assessment and strategic management of its climate risks. Acknowledging the urgency of addressing climate change challenges, Videotron is actively evaluating potential impacts and opportunities on its operations from extreme weather events, regulatory shifts, market changes, and the broader transition toward a low-carbon economy. Notably, the Corporation manages its GHG emissions by adopting energy saving technologies, electrifying its vehicle fleet, and optimizing operations to reduce consumption for example. The Corporation is also increasing the resiliency of its network by adding network redundancies, modifying or adopting new construction standards and by collaborating with ISED Canada. Videotron has agreed to a Memorandum of Understanding on Telecommunications Reliability with ISED Canada with aim to ensure the reliability and resiliency of communications networks during natural disasters, network failures and other impactful emergencies. Videotron is also fully compliant with the CRTC interim’s service outage reporting measure which requires all Canadian carriers to provide notification of every major service outage and submit post-outage reports.

Finally, the Corporation continues to implement initiatives and operate programs to reduce its environmental impact, such as revi, an electronics recycling program available to Quebec residents.

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

All amounts are in Canadian dollars (“CAN dollars”), unless otherwise indicated. This discussion contains forward-looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed under “Cautionary Statement Regarding Forward-Looking Statements” and in “Item 3. Key Information – B. Risk Factors.”

The Corporation uses financial measures not standardized under IFRS, such as adjusted EBITDA, adjusted cash flows from operations, free cash flows (formerly “free cash flows from operating activities”) and consolidated net debt leverage ratio. Also, the Corporation used key performance indicators, such as revenue-generating unit (“RGU”) and average monthly mobile revenue per unit (“mobile ARPU”). Definitions of these measures and indicators are provided in the “Non-IFRS financial measures” and “Key performance indicators” sections.

OVERVIEW

The Corporation is a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”) incorporated under the Business Corporations Act (Quebec).  Videotron is the fourth-largest national mobile carrier in Canada in terms of mobile RGUs and the largest cable operator in the Province of Québec based on the number of wireline RGUs. The Corporation’s cable network is the largest broadband network in the Province of Quebec covering approximately 85% of an estimated 4.1 million premises.

Since 2023, Videotron has entered the British Columbia, Alberta and Manitoba telecommunications markets and strengthened its position in the Ontario market. This expansion of Videotron’s wireless business outside of its traditional Québec footprint has intensified its geographic diversification, with approximately 45% of mobile subscribers in Québec, 40% in Ontario and 15% in Western Canada. In addition to the Freedom brand, the service territory of the Fizz brand has gradually expanded across provinces other than Québec. Furthermore, entering new markets as a mobile virtual network operator (“MVNO”) enables Videotron to further expand its reach and offer its competitive services to even more potential users. Together, Videotron, Fizz and Freedom now reach over 34 million Canadians, or nearly 83% of Canada’s population. Like the major nationwide brands, Videotron is also taking advantage of the TPIA regulatory framework on the wholesale market to complete its telecommunications service offering outside its wireline network service area by adding Internet and other wireline services to its wireless product offerings under all of its brands.

Videotron’s mobile network covers all major Canadian metropolitan areas, a population of more than 30 million people, with LTE technology and more than 23 million people with 5G/5G+ technology.

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

Highlights

2025 financial year

Revenues: $4.85 billion, a $12.4 million (0.3%) increase.

Adjusted EBITDA:1 $2.38 billion, a $47.8 million (2.0%) increase.

Net income attributable to shareholders: $972.4 million, a $144.1 million (17.4%) increase.

Adjusted cash flows from operations:1 $1.75 billion, a $6.9 million (-0.4%) decrease.

Cash flows provided by operating activities: $2.03 billion, a $270.8 million (15.4%) increase.

Fourth quarter 2025

Revenues: $1.28 billion, an $18.9 million (1.5%) increase.

Adjusted EBITDA: $589.8 million, a $23.9 million (4.2%) increase.

Net income attributable to shareholders: $226.3 million, a $33.9 million (17.6%) increase.

Adjusted cash flows from operations: $410.1 million, a $20.5 million (-4.8%) decrease.

Cash flows provided by operating activities: $493.8 million, a $117.6 million (31.3%) increase.

1 See “Non-IFRS financial measures.”

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

	Years ended			Three months ended
	December 31			December 31
	2025	2024	2023	2025	2024
Revenues:
Mobile telephony	$1,775.7	$1,663.5	$1,420.7	$462.0	$422.1
Internet	1,250.3	1,254.0	1,283.8	315.4	310.0
Television	748.2	777.9	802.6	184.8	191.0
Wireline telephony	231.4	248.9	278.3	55.9	60.0
Mobile equipment sales	668.1	695.1	613.5	222.5	239.1
Other	173.8	195.7	255.1	43.8	43.3
	4,847.5	4,835.1	4,654.0	1,284.4	1,265.5
Employee costs	(525.9)	(490.8)	(472.3)	(141.4)	(124.1)
Purchase of goods and services	(1,938.4)	(2,008.9)	(1,951.4)	(553.2)	(575.5)
Adjusted EBITDA	2,383.2	2,335.4	2,230.3	589.8	565.9
Depreciation and amortization	(796.2)	(883.8)	(844.0)	(199.2)	(220.3)
Financial expenses	(274.3)	(340.9)	(331.0)	(63.0)	(78.9)
Restructuring, impairment of assets and other	(25.1)	(26.1)	(20.1)	(7.6)	(15.1)
Loss on debt refinancing	(13.2)	(0.9)	—	(13.2)	(0.9)
Income taxes	(302.0)	(255.4)	(237.7)	(80.5)	(58.3)
Net income	$972.4	$828.3	$797.5	$226.3	$192.4
Net income attributable to shareholders	972.4	828.3	797.4	226.3	192.4
Non-controlling interests	—	—	0.1	—	—

Table 1 (continued)	Years ended			Three months ended
	December 31			December 31
	2025	2024	2023	2025	2024
Capital expenditures	$633.8	$579.1	$536.7	$179.7	$135.3
Acquisition of spectrum licences	—	298.9	9.9	—	—
Cash flows:
Adjusted cash flows from operations	1,749.4	1,756.3	1,693.6	410.1	430.6
Free cash flows[1]	1,413.0	1,190.1	1,060.8	346.9	293.4
Cash flows provided by operating activities	2,026.1	1,755.3	1,595.1	493.8	376.2
Balance sheet:
Cash and cash equivalents	$128.0	$39.9	$8.0
Working capital	(392.0)	(207.1)	(1,142.5)
Net assets related to derivative financial instruments	24.3	141.2	110.8
Total assets	10,469.5	12,229.4	10,510.7
Bank indebtedness	—	3.0	—
Total long-term debt (including current portion)	6,824.3	7,619.7	7,645.3
Lease liabilities (current and long term)	373.3	378.5	346.1
Equity attributable to the shareholder	827.4	338.9	155.6
Consolidated net debt leverage ratio[1]	2.96x	3.35x	3.38x
●	Revenues from mobile services increased by $112.2 million (6.7%).
●	There was a net increase of 214,100 RGUs[2] (2.8%) in 2025, including 311,000 connections (7.6%) to the mobile telephony service and 7,500 subscriptions (0.4%) to Internet access services.
●	The Videotron, Fizz and Freedom brands stood out in Léger’s 2026 WOW Study, which was released on January 22, 2026. The survey ranked Videotron as the top telecom provider in Québec for in-store experience for the third consecutive year, while Fizz held its position as the Canadian leader in online experience for the seventh consecutive year. Freedom held third place in online experience. In addition, according to the 2025 annual report of the Commission for Complaints for Telecom and Television Services (CCTS), published on January 14, 2026, Videotron, Freedom Mobile Inc. (“Freedom”), Fizz and VMedia once again stand out for their performance in terms of customer satisfaction. While complaints in the Canadian telecommunications industry increased by 17%, our brands have remained stable in terms of customer satisfaction.
●	On October 6, 2025, Videotron announced that it had been ranked Quebecers’ preferred telecommunications provider in a Léger survey conducted between July 17 and August 2, 2025. Respondents rated Videotron as the most reliable and most trustworthy telecom in Québec. The excellent results confirmed Videotron’s status as the industry leader in customer service.
●	In 2025, Videotron announced the expansion of its Helix technology-based Internet and television services to more than 180,000 households in Drummondville, Magog, Rimouski, Saint-Hyacinthe, Trois-Rivières, Salaberry-de-Valleyfield, Huntingdon and several towns in Saguenay–Lac-Saint-Jean. As Videotron’s wireless services were already available in those communities, customers will now be able to access a full complement of telecommunications services in one place.
●	On August 29, 2025, Videotron announced the expansion of its wireless coverage and service areas in the Haute-Mauricie region, in partnership with Ecotel Inc. and with the support of the Québec government. This will significantly improve mobile communications in this region of Québec, making it possible for more than 10,000 residents to subscribe to Videotron’s mobile services and enhancing connectivity along several highways.

1See “Non-IFRS financial measures.”

2See “Key performance indicators”

●	On August 27, 2025, Freedom announced the expansion of its wireless service area in Chatham-Kent, Ontario. The new service areas include Chatham, Ridgetown, Wallaceburg, Blenheim, Dresden, Thamesville and Bothwell, among others. Residents can now take advantage of Freedom’s competitive plans, including the innovative Roam Beyond plan, while accessing its fast and reliable wireless network.
●	On June 11, 2025, Videotron announced a major expansion of its GIGA Internet service in the Québec City, Outaouais, Saguenay–Lac-Saint-Jean and Hautes-Laurentides areas, and the Rivière-du-Loup regional county municipality (RCM). In all, more than 350,000 additional households can now enjoy higher download speeds.
●	On April 4, 2025, in keeping with its ongoing commitment to improving customer experience, Freedom began the phased roll-out of 3800 MHz spectrum across its 5G+ network in Ontario, Alberta and British Columbia. This roll-out will significantly increase Freedom’s network capacity and deliver improved connectivity for customers with 5G+ compatible devices and plans, with theoretical download speeds in excess of 1 Gbps.
●	On February 20, 2025, Videotron announced the expansion of its wireless service area to several parts of the Témiscamingue regional county municipality (RCM). Residents and businesses in these areas can now subscribe to Videotron wireless services.
●	On February 5, 2025, Fizz announced the launch of Fizz TV, an all-digital television service. Available to all Fizz Internet subscribers in Québec, Fizz TV is differentiated by a pick-and-pay model that lets users build their own television plan.

Financing transactions

●	On January 28, 2026, Videotron amended and restated its credit agreement to extend the term of the two existing tranches of its revolving credit facility: (i) the first tranche in the amount of $400.0 million now maturing in January 2031, and (ii) the second tranche in the amount of $400.0 million now maturing in January 2027, and providing for a conversion option into a term facility maturing in January 2028. Videotron also added two new tranches to its revolving credit facility: (i) a first tranche in the amount of US$250.0 million maturing in January 2031, and (ii) a second tranche in the amount of US$250.0 million maturing in January 2027 and providing for a conversion option into a term facility maturing in January 2028. Certain conditions of the facilities were also amended.
●	On November 20, 2025, Videotron issued $800.0 million aggregate principal amount of Senior Notes bearing interest at 3.950% and maturing on October 15, 2032. On the same date, Videotron used the net proceeds, together with cash on hand, to fund the redemption of the entirety of its US$600.0 million aggregate principal amount of 5.125% Senior Notes maturing on April 15, 2027 and the unwind of the related hedging contracts, for a total cash consideration of $815.5 million.
●	On November 6, 2025, Videotron completed the prepayment of $200.0 million of the $700.0 million tranche of its term credit facility maturing in April 2026.
●	On June 16, 2025, Videotron redeemed at maturity the $400 million aggregate principal amount outstanding of its 5.625% Senior Notes due 2025.
●	On May 27, 2025, Videotron increased the size of its revolving credit facility from $500.0 million to $800.0 million, increasing each of its two tranches from $250.0 million to $400.0 million.
●	On February 26, 2025, Videotron amended and restated its credit agreement to, among other things, amend its existing $500.0 million revolving credit facility (which had been reduced from $2.00 billion to $500.0 million on January 29, 2025) by creating two tranches: (i) a first tranche in the amount of $250.0 million maturing in February 2030, and (ii) a second tranche in the amount of $250.0 million maturing in February 2026 and providing for a conversion option into a term facility maturing in February 2027.

Trend Information

Competition continues to intensify in the mobile and wireline telephony, Internet access, television and OTT markets. Due to ongoing technological developments, the distinction between the various platforms is fading and the Corporation expects increasing competition from non-traditional businesses across its key business segments. This competition is intensifying, not least in the television distribution business, where some of these businesses are now broadcasting linear television channels and live events on their OTT platforms, in a departure from established models. There is also competition from wholesale Internet resellers, which purchase wholesale Internet access services from incumbent companies in order to offer their own retail services under the third-party Internet access (“TPIA”) regulatory framework. Thus, the change in RGUs recorded in the Telecommunications sector in recent years is not necessarily representative of future trends.

In the markets where Videotron is expanding its footprint, three well-established mobile carriers offering a full range of telecommunication services over national wireline and wireless networks have a strong presence. These wireless carriers have long business histories, a large portfolio of spectrum licences and considerable operational and financial resources. The geographical expansion of Videotron’s wireless business creates a more competitive mobile telephony environment in markets where it operates. Videotron stands out in the marketplace by continuously improving the customer experience for its subscribers, including enhanced benefits, affordable plans, access to advanced 5G+ technology, and customer service.

The Corporation anticipates that significant recurring investments and costs will continue to be required in the recently entered Canadian markets in order to, among other things, support the launch and penetration of new services, attract and retain customers, including commercial efforts and marketing campaigns, and compete effectively with the national wireless carriers and other current or potential competitors in these markets.

Moreover, the Corporation has in the past required substantial capital for the upgrade, expansion and maintenance of its mobile and wireline networks and the launch and expansion of new or additional services to support growth in its customer base and demand for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium terms to expand and maintain its systems and services, including expenditures relating to the cost of its mobile services infrastructure, maintenance and enhancement, as well as costs relating to the roll-out of LTE-Advanced (LTE-A) and 5G/5G+ technologies, including potentially the acquisition of new spectrum licenses. In addition, the demand for wireless data services has been growing constantly and is projected to continue growing. The anticipated levels of data traffic will represent an increasing challenge to the current mobile network’s ability to support this traffic.

2025/2024 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of operations and cash flows

Revenues: $4.85 billion in 2025, a $12.4 million (0.3%) increase.

●	Revenues from mobile telephony services increased $112.2 million (6.7%) to $1.78 billion, mainly because of an increase in the number of subscriber connections, partially offset by lower average per-connection revenues.
●	Revenues from Internet access services decreased $3.7 million (-0.3%) to $1.25 billion, due mainly to a decrease in revenues from third-party Internet access providers.
●	Revenues from television services decreased $29.7 million (-3.8%) to $748.2 million, due mainly to a decrease in the customer base, partially offset by an increase in average per-subscriber revenues.
●	Revenues from wireline telephony services decreased $17.5 million (-7.0%) to $231.4 million, mainly because of the impact of the net decrease in subscriber connections, partially offset by higher average per-connection revenues.
●	Revenues from mobile equipment sales to customers decreased $27.0 million (-3.9%) to $668.1 million, mainly because of the decrease in the number of mobile devices sold, partially offset by price increases.
●	Other revenues decreased $21.9 million (-11.2%) to $173.8 million, essentially because of the decrease in revenues from wireline equipment sales due to the availability of Helix equipment on a rental basis since June 2024.

Mobile ARPU1: $34.94 in 2025 compared with $35.62 in 2024, a $0.68 (-1.9%) decrease, mainly attributable to higher promotional discounts, lower overage revenues and a change in the customer mix, including the dilutive effect of Freedom’s and Fizz’s prepaid services.

1 See “Key performance indicators.”

Customer statistics

Table 2 shows changes in RGUs for the twelve-month and three-month periods ended December 31, 2025 and 2024.

Table 2

Change in RGUs

(in thousands of units)

	Years ended December 31			Three months ended December 31
	2025	2024	2023[1]	2025	2024

Mobile telephony	311.0	368.1	225.9	73.9	86.0
	7.6%	9.9%	13.2%	1.7%	2.1%

Internet access	7.5	5.0	24.9	3.7	(1.7)
	0.4%	0.3%	1.5%	0.2%	-0.1%

Television	(43.2)	(61.2)	(40.5)	(8.1)	(17.5)
	-3.3%	-4.5%	-2.9%	-0.6%	-1.3%

Wireline telephony	(61.2)	(65.8)	(76.5)	(14.4)	(18.6)
	-10.1%	-9.8%	-10.2%	-2.6%	-3.0%

Total RGUs	214.1	246.1	133.8	55.1	48.2
	2.8%	3.3%	2.4%	0.7%	0.6%

1 Excludes the 1,806,600 RGU’s acquired in the acquisition of Freedom on April 3, 2023, consisting of 1,786,600 subscriber connections to the mobile telephony service and 20,000 subscriptions to the Internet access service.

Table 3

Year-end RGUs

(in thousands of customers)

	2025	2024[1]	2023[1]	2022	2021

Mobile telephony	4,402.0	4,091.0	3,722.9	1,710.4	1,601.9
Internet access	1,740.1	1,732.6	1,727.6	1,682.7	1,607.8
Television	1,251.2	1,294.4	1,355.6	1,396.1	1,418.6
Wireline telephony	547.7	608.9	674.7	751.2	824.9
Total	7,941.0	7,726.9	7,480.8	5,540.4	5,453.2

1 To better reflect the Corporation activities, prepaid connections with negligible ARPU have been excluded from the mobile telephony connection count.

Adjusted EBITDA: $2.38 billion in 2025, a $47.8 million (2.0%) increase due primarily to:

●	the impact of higher mobile service revenues;
●	disciplined management of promotional discounts and of costs related to mobile device sales;
●	stringent cost control, including a favourable variance of certain provisions.

Partially offset by:

●	the increase in the stock-based compensation charge;
●	the impact of lower wireline service revenues.

Cost/revenue ratio: Employee costs and purchases of goods and services for all operations, expressed as a percentage of revenues, were 50.8% in 2025 compared with 51.7% in 2024.

Net income attributable to shareholders: $972.4 million in 2025, compared with $828.3 million in 2024, an increase of $144.1 million or 17.4%.

●	The main favourable variances were:
o	$87.6 million decrease in the depreciation and amortization charge;
o	$66.6 million decrease in financial expenses;
o	$47.8 million increase in adjusted EBITDA.
●	The unfavourable variances were:
o	$46.6 million increase in the income tax expense;
o	$12.3 million unfavourable variance in loss on debt refinancing.

Adjusted cash flows from operations: $1.75 billion in 2025 compared with $1.76 billion in 2024 (Table 13). The $6.9 million (-0.4%) decrease was due to the $54.7 million increase in capital expenditures, mainly due to increased subscriber equipment and network investments, partially offset by a $47.8 million increase in adjusted EBITDA.

Cash flows provided by operating activities: $2.03 billion, a $270.8 million (15.4%) increase due primarily to the favourable net change in non-cash balances related to operating activities, the decrease in the cash portion of financial expenses and the increase in adjusted EBITDA, partially offset by the increase in current income taxes.

Depreciation and amortization charge: $796.2 million, an $87.6 million decrease due mainly to the end of the depreciation cycle for certain assets and the slowdown in capital expenditures in recent years, including the impact of government credits for certain large investment projects.

Financial expenses: $274.3 million, a $66.6 million decrease due primarily to the impact of lower average interest rates on long-term debt and lower average indebtedness.

Charge for restructuring, impairment of assets and other: $25.1 million, a $1.0 million favourable variance.

During 2025, the Corporation recognized:

●	$9.8 million charge for various cost-reduction initiatives ($7.6 million in 2024);
●	$6.3 million charge for impairment of assets, mainly in connection with initiatives to integrate the Freedom business ($15.7 million in 2024);
●	$9.0 million in other charges, including retroactive costs related to an appeal court decision on tariffs for the retransmission of distant television signals and other items ($2.8 million in 2024).

Loss on debt refinancing: $13.2 million, a $12.3 million unfavourable variance, mainly due to a $13.2 million loss related to the redemption of US$600.0 million aggregate principal amount of Senior Notes in November 2025.

Income tax expense: $302.0 million in 2025 (effective tax rate of 26.9%), compared with $255.4 million in 2024 (effective tax rate of 26.3%), a $46.6 million unfavourable variance caused mainly by the impact of the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

2025/2024 FOURTH QUARTER COMPARISON

Analysis of consolidated results of operations and cash flows

Revenues: $1.28 billion, an $18.9 million (1.5%) increase due essentially to the same factors as those noted above under “2025/2024 financial year comparison.”

●	Revenues from mobile telephony services increased $39.9 million (9.5%) to $462.0 million, mainly because of an increase in the number of subscriber connections and higher average per-connection revenues.
●	Revenues from Internet access services increased $5.4 million (1.7%) to $315.4 million, due mainly to an increase in average per-subscriber revenues, partially offset by a decrease in revenues from third-party Internet access providers.
●	Revenues from television services decreased $6.2 million (-3.2%) to $184.8 million.
●	Revenues from wireline telephony services decreased $4.1 million (-6.8%) to $55.9 million.
●	Revenues from mobile equipment sales to customers decreased $16.6 million (-6.9%) to $222.5 million.
●	Other revenues increased $0.5 million (1.2%) to $43.8 million.

Mobile ARPU: $35.23 in the fourth quarter of 2025 compared with $34.75 in the same period of 2024, a $0.48 (1.4%) increase due mainly to lower promotional discounts and customer migration to more expensive plans, partially offset by the dilutive effect of Freedom’s and Fizz’s prepaid services.

Adjusted EBITDA: $589.8 million, a $23.9 million (4.2%) increase due primarily to:

●	the impact of higher mobile service revenues;
●	stringent cost control, including a favourable update of certain provisions.

Partially offset by:

●	the increase in the stock-based compensation charge.

Cost/revenue ratio: Employee costs and purchases of goods and services for all operations, expressed as a percentage of revenues, were 54.1% in the fourth quarter of 2025 compared with 55.3% in the same period of 2024.

Net income attributable to shareholders: $226.3 million in the fourth quarter of 2025, compared with $192.4 million in the same period of 2024, an increase of $33.9 million or 17.6%.

●	The favourable variances were:
o	$23.9 million increase in adjusted EBITDA;
o	$21.1 million decrease in the depreciation and amortization charge;
o	$15.9 million decrease in financial expenses;
o	$7.5 million decrease in the charge for restructuring, impairment of assets and other.
●	The unfavourable variances were:
o	$22.2 million increase in the income tax expense;
o	$12.3 million unfavourable variance in loss on debt refinancing.

Adjusted cash flows from operations: $410.1 million in the fourth quarter of 2025 compared with $430.6 million in the same period of 2024 (Table 13). The $20.5 million decrease was due mainly to the $44.4 million increase in capital expenditures, caused primarily by an unfavourable variance in receipt of government credits, partially offset by the $23.9 million increase in adjusted EBITDA.

Cash flows provided by operating activities: $493.8 million, a $117.6 million (31.3%) increase in the fourth quarter of 2025 due primarily to the favourable net change in non-cash balances related to operating activities, the decrease in the cash portion of financial expenses and the increase in adjusted EBITDA, partially offset by the increase in current income taxes.

Depreciation and amortization charge: $199.2 million in the fourth quarter of 2025, a $21.1 million decrease due essentially to the same factors as those noted above under “2025/2024 financial year comparison.”

Financial expenses: $63.0 million in the fourth quarter of 2025, a $15.9 million decrease due primarily to lower average indebtedness and the impact of lower average interest rates on long-term debt.

Charge for restructuring of operations, impairment of assets and other: $7.6 million in the fourth quarter of 2025, a $7.5 million favourable variance.

In the fourth quarter of 2025, the Corporation recognized:

●	$3.8 million charge for various cost-reduction initiatives ($2.8 million in 2024);
●	$1.6 million charge for impairment of assets ($11.7 million in 2024, due primarily to the integration of Freedom);
●	Other charges of $2.2 million ($0.6 million in 2024).

Loss on debt refinancing: $13.2 million, a $12.3 million unfavourable variance, mainly due to a $13.2 million loss related to the redemption of US$600.0 million aggregate principal amount of Senior Notes in November 2025.

Income tax expense: $80.5 million in the fourth quarter of 2025 (effective tax rate of 27.5%), compared with $58.3 million in the same period of 2024 (effective tax rate of 27.5%), a $22.2 million unfavourable variance caused by the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

2024/2023 FINANCIAL YEAR COMPARISON

Analysis of consolidated results of operations and cash flows

Revenues: $4.84 billion in 2024, a $181.1 million (3.9%) increase.

●	Revenues from mobile telephony services increased $242.8 million (17.1%) to $1.66 billion, mainly because of an increase in the number of subscriber connections due to the impact of the Freedom acquisition in April 2023 and organic growth at both Videotron and Freedom, partially offset by lower average per-connection revenues.
●	Revenues from Internet access services decreased $29.8 million (-2.3%) to $1.25 billion, mainly because of the decrease in average per-subscriber revenues.
●	Revenues from television services decreased $24.7 million (-3.1%) to $777.9 million, primarily because of a decrease in the subscriber base.
●	Revenues from wireline telephony services decreased $29.4 million (-10.6%) to $248.9 million, mainly because of the impact of the decrease in subscriber connections.
●	Revenues from mobile equipment sales to customers increased $81.6 million (13.3%) to $695.1 million, mainly because of the impact of the Freedom acquisition as well as higher prices, partially offset by a decrease in the number of mobile devices sold.
●	Other revenues decreased $59.4 million (-23.3%) to $195.7 million, mainly reflecting the availability of Helix equipment on a rental basis since the beginning of June 2024 and lower revenues from OTT video services.

Mobile ARPU: $35.62 in 2024 compared with $37.76 in 2023, a $2.14 (-5.7%) decrease, mainly attributable to higher promotional discounts, lower overage revenues and a change in the customer mix, including the dilutive effect of Freedom’s and Fizz’s prepaid services.

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

Net income attributable to the shareholder: $828.3 million in 2024, compared with $797.4 million in 2023, an increase of $30.9 million (3.9%).

●	The favourable variance was mainly:
o	$105.1 million increase in adjusted EBITDA.
●	The unfavourable variances were:
o	$39.8 million increase in the depreciation and amortization charge;
o	$17.7 million increase in the income tax expense;
o	$9.9 million increase related to financial expenses;
o	$6.0 million unfavourable variance in the charge for restructuring, impairment of assets and other.

Adjusted cash flows from operations: $1.76 billion in 2024 compared with $1.69 billion in 2023 (Table 13). The $62.7 million (3.7%) increase was due to the $105.1 million increase in adjusted EBITDA, partially offset by a $42.4 million increase in capital expenditures, mainly due to the impact of the Freedom acquisition, partially offset by the receipt in 2024 of government credits for large investment projects made in recent years.

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

Charge for restructuring, impairment of assets and other: $26.1 million, a $6.0 million unfavourable variance.

During 2024, the Corporation recognized:

●	$7.6 million charge for various cost-reduction initiatives ($4.9 million in 2023);
●	$15.7 million charge for impairment of assets, including charges of impairment of assets in connection with initiatives to integrate the Freedom business ($0.4 million in 2023);
●	$2.8 million in other charges ($14.8 million in 2023, including acquisition costs related to the Freedom acquisition).

Loss on debt refinancing: $0.9 million in 2024.

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

Operating activities

2025 financial year

Cash flows provided by operating activities: $2.03 billion in 2025 compared with $1.76 billion in 2024.

The $270.8 million (15.4%) increase was primarily due to:

●$184.0 million favourable net change in non-cash balances related to operating activities, due primarily to favourable variances in accounts receivable, inventory, contract assets and provisions for stock-based compensation plans, partially offset by an unfavourable variance in accounts payable, accrued charges and provisions, and in income tax payable;
●$66.3 million decrease in the cash portion of financial expenses;
●$47.8 million increase in adjusted EBITDA.

Partially offset by:

●$17.6 million increase in current income taxes;
●$7.2 million increase in the cash portion of the charge for restructuring, impairment of assets and other.

Compared with the 2024 financial year, cash flows provided by operating activities were favourably impacted in 2025 by an increase in non-cash items related to operating activities, as well as a lower average interest rate and lower average indebtedness, which resulted in a decrease in financial expenses.

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

Working capital: Negative $392.0 million as at December 31, 2025, compared with negative $207.1 million as at December 31, 2024. The unfavourable variance of $184.9 million was mainly due to a decrease in accounts receivable, contract assets and inventory, and the evolution of short- and long-term debt maturities, partially offset by the redemption at maturity of all $400.0 million aggregate principal amount of Videotron’s 5.625% Senior Notes due 2025, an increase in cash and cash equivalents, and a decrease in accounts payable, accrued charges and provisions.

Investing activities

2025 financial year

Cash flows used for capital expenditures: $615.3 million in 2025 compared with $565.6 million in 2024. The $49.7 million increase was due to the $54.7 million increase in capital expenditures, due primarily to increased subscriber equipment and network investments, partially offset by a $5.0 million favourable net change in current non-cash items.

Net subsidies received to finance capital expenditures: $1.0 million in 2025, compared with $34.2 million in 2024, received under the Québec government’s initiative to improve wireless coverage in outlying regions of Québec.

Acquisitions of spectrum licenses: $298.9 million in 2024. On May 29, 2024, Videotron acquired 305 blocks of spectrum in the 3800 MHz band across the country.

Business acquisitions: $5.5 million in 2025 compared with $1.8 million in 2024.

Proceeds from disposal of assets: $2.2 million in 2025 compared with $0.4 million in 2024.

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

Free cash flows

2025 financial year

Free cash flows: $1.41 billion in 2025 compared with $1.19 billion in 2024 (Table 14). The $222.9 million increase was due mainly to a $270.8 million increase in cash flows provided by operating activities, partially offset by a $49.7 million increase in cash flows used for capital expenditures.

2024 financial year

Free cash flows: $1.19 billion in 2024 compared with $1.06 billion in 2023 (Table 14). The $129.3 million increase was due mainly to a $160.2 million increase in cash flows provided by operating activities, partially offset by a $29.6 million increase in cash flows used for capital expenditures.

Financing activities

2025 financial year

Consolidated debt (long-term debt plus bank indebtedness): $792.2 million reduction in 2025. There was a $116.9 million net unfavourable variance in the net asset related to derivative financial instruments.

●	Debt reductions in 2025 consisted of:
oredemption by Videotron on November 20, 2025 of the entirety of its 5.125% Senior Notes due 2027 in the aggregate principal amount of US$600.0 million;
oredemption by Videotron on June 16, 2025 of the entirety of its 5.625% Senior Notes due 2025 in the aggregate principal amount of $400.0 million;
oprepayment by Videotron on November 6, 2025 of $200.0 million of the $700.0 million tranche of its term credit facility maturing in April 2026;
o$154.1 million favourable impact of the exchange rate. The consolidated debt decrease attributable to this item was correspondingly offset by a decrease in the net asset related to derivative financial instruments.
●	Addition to debt in 2025 consisted of:
oIssuance by Videotron on November 20, 2025 of $800.0 million aggregate principal amount of Senior Notes bearing interest at 3.950% and maturing on October 15, 2032.
●	Derivative financial instruments totalled a net asset of $24.3 million at December 31, 2025 compared with $141.2 million at December 31, 2024. The $116.9 million net unfavourable variance was mainly due to:
ounfavourable impact of exchange rate fluctuations on the value of derivative financial instruments;
oreceipt of the $25.4 million asset related to the hedging contracts on the Senior Notes redeemed on November 20, 2025;

Partially offset by:

ofavourable impact of interest rate fluctuations on the fair value of derivative financial instruments.
●	On January 28, 2026, Videotron amended and restated its credit agreement to extend the term of the two existing tranches of its revolving credit facility: (i) the first tranche in the amount of $400.0 million now maturing in January 2031, and (ii) the second tranche in the amount of $400.0 million now maturing in January 2027, and providing for a conversion option into a term facility maturing in January 2028. Videotron also added two new tranches to its revolving credit facility: (i) a first tranche in the amount of US$250.0 million maturing in January 2031, and (ii) a second tranche in the amount of US$250.0 million maturing in January 2027 and providing for a conversion option into a term facility maturing in January 2028. Certain conditions of the facilities were also amended.
●	On May 27, 2025, Videotron increased the size of its revolving credit facility from $500.0 million to $800.0 million, increasing each of its two tranches from $250.0 million to $400.0 million.
●	On February 26, 2025, Videotron amended and restated its credit agreement to, among other things, amend its existing $500.0 million revolving credit facility (which had been reduced from $2.00 billion to $500.0 million on January 29, 2025) by creating two tranches: (i) a first tranche in the amount of $250.0 million maturing in February 2030, and (ii) a second tranche in the amount of $250.0 million maturing in February 2026 and providing for a conversion option into a term facility maturing in February 2027.

2024 financial year

Consolidated debt : $24.6 million reduction in 2024; $30.4 million net favourable variance in the net asset related to derivative financial instruments.

●	Debt reductions in 2024 essentially consisted of:
oredemption upon maturity by the Corporation on June 17, 2024 of the entirety of its 5.375% Senior Notes in the aggregate principal amount of US$600.0 million;
orepayment by the Corporation in November 2024 of the first $700.0 million tranche of its term credit facility;
oredemption by the Corporation on November 25, 2024 of the entirety of its 5.75% Senior Notes in the aggregate principal amount of $375.0 million;
o$363.6 million decrease in total drawings on the revolving bank credit facilities.
●	Additions to debt in 2024 essentially consisted of:
oissuance on November 8, 2024 of US$700.0 million aggregate principal amount of 5.700% Senior Notes maturing on January 15, 2035, for net proceeds of $964.6 million, net of $8.4 million related to the discount at issuance and financing costs;
oissuance on June 21, 2024 of $600.0 million aggregate principal amount of Senior Notes bearing interest at 4.650% and maturing on July 15, 2029, and $400.0 million aggregate principal amount of Senior Notes bearing interest at 5.000% and maturing on July 15, 2034, for total net proceeds of $992.6 million;
o$267.4 million unfavourable impact of exchange rate fluctuations. The consolidated debt increase attributable to this item was offset by the increase in the net asset related to derivative financial instruments.
●	Derivative financial instruments totalled a net asset of $141.2 million at December 31, 2024 compared with $110.8 million at December 31, 2023. The $30.4 million net favourable variance was mainly due to:
ofavourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

oreceipt of the $163.0 million asset related to the hedging contracts on the Senior Notes redeemed on June 17, 2024;
ounfavourable impact of interest rate trends on the fair value of derivative financial instruments.

Financial position

Net available liquidity: $1.62 billion at December 31, 2025 for the Corporation and its wholly owned subsidiaries, pro forma the US$500.0 million increase in the revolving credit facility on January 28, 2026, consisting of an available unused revolving credit facility of $1.49 billion, plus cash and cash equivalents of $128.7 million.

Consolidated debt: $6.79 billion at December 31, 2025, a $792.2 million decrease compared with December 31, 2024 (see “Financing activities” above).

As at December 31, 2025, minimum principal payments on long-term debt in the coming years are as follows:

Table 4

Minimum principal repayments on long-term debt

12 months ending December 31

(in millions of Canadian dollars)

2026	$491.6
2027	688.2
2028	750.0
2029	1,286.0
2030	800.0
2031 and thereafter	2,808.5
Total	$6,824.3

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes, in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions, and other factors. The amounts involved may be material.

The weighted average term of the Corporation’s consolidated debt was approximately 4.7 years as of December 31, 2025 (4.7 years as of December 31, 2024). After taking into account hedging instruments, the debt consisted of approximately 92.7% fixed-rate debt (84.9% at December 31, 2024) and 7.3% floating-rate debt (15.1% at December 31, 2024).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital expenditures, acquisitions of spectrum licences, working capital, interest payments, income tax payments, debt and lease repayments, share repurchases, and dividend payments or distributions to the shareholder. The Corporation believes it will be able to meet future debt and lease liability maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. At December 31, 2025, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid to the parent corporation

For the year ended December 31, 2025, the Corporation paid $569.0 million in common dividends to the parent corporation, compared with $590.0 million in 2024. The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

Tax consolidation arrangements with the parent corporation

On October 8, 2025, 9511-8063 Quebec Inc. redeemed 1,530,000 preferred shares, Series G for a total cash consideration of $1.53 billion. On the same day, the Corporation used the total proceeds of $1.53 billion to repay its subordinated loan contracted from Quebecor Media Inc.

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

Analysis of consolidated balance sheet

Table 5

Consolidated balance sheet

Analysis of main variances between December 31, 2025 and 2024

(in millions of Canadian dollars)

	Dec. 31,	Dec. 31,
	2025[1]	2024[1]	Difference	Main reasons for difference

Assets

Cash and cash equivalents	$128.0	$39.9	$88.1	See “Cash flows and financial position”
Accounts receivable	878.9	1,003.8	(124.9)	Impact of current variances in activity
Contract assets	109.2	139.6	(30.4)	Impact of current variances in activity
Inventories	272.3	302.3	(30.0)	Impact of current variances in activity
Intangible assets	3,375.2	3,401.3	(26.1)	Amortization exceeded additions during the period
Derivative financial instruments[2]	24.3	141.2	(116.9)	See “Financing activities”

Liabilities
Accounts payable, accrued charges and provisions	953.4	981.4	(28.0)	Impact of current variances in activity
Long-term debt, including current portion and bank indebtedness	6,793.1	7,585.3	(792.2)	See “Financing activities”
Deferred income tax	822.4	764.6	57.8	Impact of variances in activity on consolidated statement of income and consolidated statement of comprehensive income
[1]	The “restricted cash” and “deferred subsidies” line items are combined for the purposes of the analysis.

2Assets less liabilities.

ADDITIONAL INFORMATION

Contractual obligations

At December 31, 2025, material contractual obligations of operating activities included: capital repayment and interest on long-term debt and lease liabilities; capital expenditures and other commitments, including mobile devices; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 6 below shows a summary of these contractual obligations.

Table 6

Contractual obligations as of December 31, 2025

(in millions of Canadian dollars)

		Under	1‑3	3‑5	5 years
	Total	1 year	years	years	or more
Long‑term debt[1]	$6,824.3	$491.6	$1,438.2	$2,086.0	$2,808.5
Interest payments[2]	1,383.8	199.9	477.6	329.5	376.8
Lease liabilities	373.3	110.3	169.0	70.3	23.7
Interest payments on lease liabilities	39.6	15.6	16.8	4.9	2.3
Capital expenditures and other commitments	1,097.0	878.0	176.3	29.2	13.5
Derivative financial instruments[3]	(48.3)	20.1	—	(80.7)	12.3
Total contractual obligations	$9,669.7	$1,715.5	$2,277.9	$2,439.2	$3,237.1
[1]	The carrying value of long-term debt excludes financing costs.
[2]	Estimated interest payable on long-term debt based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2025.
[3]	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt.

Significant commitments included in Table 6

Videotron has agreements for the purchase of mobile devices and network equipment from suppliers, network-sharing agreements with other carriers, and agreements for the roll-out of LTE-A and 5G radio access technologies with Rogers Communications Inc. (“Rogers”). It also has an agreement with Comcast Corporation to operate an Internet Protocol Television (IPTV) delivery solution. As at December 31, 2025, the balance of those commitments stood at $852.0 million.

Related party transactions

During the years ended December 31, 2025, 2024 and 2023, the Corporation incurred expenses with affiliated corporations, which are included in purchase of goods and services, and acquired property, plant and equipment and intangible assets from affiliated corporations. The Corporation also made sales to affiliated corporations.  These transactions were accounted for at the consideration agreed between parties.

Table 7

Related party transactions

(in millions of Canadian dollars)

	2025	2024	2023
Ultimate parent and parent corporation:
Revenues	$0.4	$0.4	$0.4
Purchase of goods and services	2.5	2.5	2.6
Operating expenses recovered	(2.2)	(1.4)	(1.8)

Corporations under common control:
Revenues	3.6	3.3	4.1
Purchase of goods and services	126.6	119.3	147.5
Operating expenses recovered	(3.6)	(2.6)	0.2

Other affiliated corporations
Purchase of goods and services	51.2	52.2	30.5
Acquisition of property, plant and equipment and intangible assets	34.8	35.6	11.0

Management arrangements

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $35.4 million in 2025 ($30.5 million in 2024 and $34.9 million in 2023). In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. These transactions were accounted for at the consideration agreed between the parties.

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

Table 8

Description of derivative financial instruments at December 31, 2025

(in millions of dollars)

Foreign exchange forward contracts

	CAN dollar average
	exchange rate	Notional	Notional
Maturity	per one U.S. dollar	amount sold	amount bought

Less than 1 year	1.3773	$138.4	US$	100.5

Interest rate swaps

Maturity	Notional amount	Pay/receive	Fixed rate	Floating rate

2027	$700.0	Pay fixed/ receive floating	3.213%	Daily Compounded CORRA

Cross-currency swaps

Hedged item	Hedging instrument
					CAN dollar
					exchange rate on
				Annual interest rate	interest and
	Period	Notional		on notional amount	capital payments
	covered	amount		in CAN dollars	per one U.S. dollar

Term credit facility	1-month period	US$	859.7	Daily Compounded CORRA + 1.037%	1.3958
3.625% Senior Notes due 2029	2021 to 2029	US$	500.0	4.04%	1.2109
5.700% Senior Notes due 2035	2024 to 2035	US$	700.0	5.10%	1.3900

A gain on cash flow hedges of $64.0 million was recorded under “Other comprehensive income” in 2025 (loss of $76.2 million in 2024).

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

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2025 and 2024 are as follows:

Table 9

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	2025		2024
	Carrying	Fair	Carrying	Fair
Asset (liability)	value	value	value	value

Long‑term debt[1]	$(6,824.3)	$(6,849.3)	$(7,619.7)	$(7,540.0)
Derivative financial instruments[2]
Foreign exchange forward contracts	(1.5)	(1.5)	6.9	6.9
Interest rate swaps	(7.2)	(7.2)	(7.2)	(7.2)
Cross‑currency swaps	33.0	33.0	141.5	141.5

1The carrying value of long-term debt excludes financing costs.

2The net fair value of derivative financial instruments designated as cash flow hedges is an asset position of $24.3 million as of December 31, 2025 ($141.2 million in 2024).

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

The gross carrying amounts of financial assets represent the maximum credit exposure. As of December 31, 2025, the gross carrying amount of trade receivables and contract assets, including their long-term portions, was $1.05 billion ($1.16 billion as of December 31, 2024).

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

As of December 31, 2025, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2025, the provision for expected credit losses represented 4.1% of the gross amount of trade receivables and contract assets (3.4% as of December 31, 2024), while 2.8% of trade receivables were 90 days past their billing date (3.3% as of December 31, 2024).

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2025 and 2024:

Table 10

Provision for expected credit losses

(in millions of Canadian dollars)

	2025	2024
Balance at beginning of year	$39.7	$58.6
Changes in expected credit losses charged to income	49.9	49.5
Write‑off	(46.7)	(68.4)
Balance at end of year	$42.9	$39.7

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

Liquidity risk management

Liquidity risk is the risk that the Corporation will not be able to meet its contractual obligations as they fall due and the risk that its financial obligations will have to be met at excessive cost. Among other things, the Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 4.7 years as of December 31, 2025 and 2024. See also the “Contractual obligations” section.

Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues, expenses and capital expenditures, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices, the payment of royalties to certain business partners or service providers and certain costs related to the development and maintenance of its mobile network, are received or paid in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2025, and to hedge its exposure on certain purchases. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

The estimated sensitivity on other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of CAN dollars per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2025 is as follows:

Other
comprehensive
Increase (decrease)	income
Increase of $0.10	$13.6
Decrease of $0.10	(13.6)

A variance of $0.10 in the 2025 average exchange rate of CAN dollars per one U.S. dollar would have resulted in a variance of $5.4 million on the value of unhedged purchases of goods and services and $9.9 million on the value of unhedged capital expenditures in 2025.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Term Canadian Overnight Repo Rate Average (“CORRA”) or Daily Compounded CORRA, (ii) Term Secured Overnight Financing Rate (“SOFR”), (iii) Canadian prime rate, or (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency swap agreements in order to manage cash flow risk exposure. As of December 31, 2025, after taking into account the hedging instruments, long-term debt consisted of 92.7% fixed-rate debt (84.9% in 2024) and 7.3% floating-rate debt (15.1% in 2024).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian floating rates as of December 31, 2025 was $4.9 million.

A variance of 100 basis points in the discount rate used to calculate the fair value of financial instruments as of December 31, 2025, would have an immaterial impact on other comprehensive income and no impact on income.

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, lease liabilities, derivative financial instruments, cash and cash equivalents and promissory notes from the parent corporation. The capital structure as of December 31, 2025 and 2024 is as follows:

Table 11

Capital structure

(in millions of Canadian dollars)

	2025	2024
Bank indebtedness	$—	$3.0
Long‑term debt	6,793.1	7,582.3
Lease liabilities	373.3	378.5
Derivative financial instruments	(24.3)	(141.2)
Cash and cash equivalents	(128.0)	(39.9)
Promissory notes from the parent corporation	(996.0)	(996.0)
Net liabilities	6,018.1	6,786.7
Equity	$827.5	$339.0

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, and the declaration and payment of dividends or other distributions.

Contingencies and legal disputes

A number of legal proceedings against the Corporation are pending. Management of the Corporation does not expect the outcome to have a material adverse effect on the Corporation’s results or on its financial position. Management has established provisions for claims or actions considering the facts of each case. The Corporation cannot determine when and if any payment will be made related to these legal proceedings. See also the risk factor “The Corporation may be adversely affected by litigation and other claims.” under “Item 3. Key Information – Risk Factors”.

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

The Corporation uses the discounted cash flow method to estimate the recoverable amount, which is calculated with forecasts of future cash flows for a three-year period as estimated by the Corporation’s management and a perpetual growth rate used for cash flows beyond this three-year period. These forecasts and the perpetual growth rate considered each CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. The discount rate used by the Corporation is based on the weighted average cost of capital pertaining to each CGU, which reflects the current market assessment of: (i) the time value of money; and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate was determined with regard to the specific markets in which the CGUs participate. In certain circumstances, the Corporation can also estimate the fair value less cost of disposal with a market approach that consists of estimating the recoverable amount by using multiples of operating performance of comparable entities, transaction metrics and other financial information available, instead of primarily using the discounted cash flow method.

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

The net book value of goodwill as at December 31, 2025 was $550.1 million, and the net book value of intangible assets with indefinite useful lives as at December 31, 2025 was $2.76 billion.

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

Any change in the fair value of derivative financial instruments that do not qualify for hedge accounting is recorded in the consolidated statements of income.

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

Re-measurements of the net defined benefit liability or asset are recognized immediately in other comprehensive income (loss).

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

The fair value of stock option awards is determined by applying an option pricing model, taking into account the terms and conditions of the grant, the share price and assumptions such as the risk-free interest rate, distribution yield, expected volatility, and the expected remaining life of the option.

Provisions

Provisions are recognized (i) when the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and (ii) when the amount of the obligation can be reliably estimated.

A decommissioning obligation is accounted for when the Corporation has a legal obligation to dismantle its wireless network equipment on leased premises at the end of a lease. The obligation is calculated by discounting projected future dismantling costs. The accretion of the liability as the discount unwinds is recognized as a financial expense. When a decommissioning obligation is recognized, a corresponding asset in property, plant and equipment is also recognized.

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

Leases

The Corporation recognizes, for most of its leases, a right-of-use asset and a lease liability at the commencement of a lease. The right-of-use asset and the lease liability are initially measured at the present value of lease payments over the lease term, less incentive payments received, using the Corporation’s incremental borrowing rate or the interest rate implicit in the lease at that date. The term of the lease consists of the initial lease term and any additional period for which it is reasonably certain that the Corporation will exercise its extension option.

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

Future changes to accounting standards

The IASB has issued the following accounting standard that will become effective for the annual period beginning on January 1, 2027, with early adoption permitted:

●	IFRS 18, Presentation and disclosure in financial statements (replacing IAS 1, Presentation of financial statements), to set out additional requirements and guidance on the presentation of financial statements, especially on how information is presented in the statement of income and the statement of cash flows. The new standard will also require the disclosure of management-defined performance measures related to the statements of income, along with explanations on their use.

The Corporation is currently assessing the impact that adopting this new standard will have on its consolidated financial statements.

Non-IFRS financial measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, adjusted cash flows from operations, free cash flows and consolidated net debt leverage ratio, are not calculated in accordance with, or recognized by, IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, restructuring, impairment of assets and other, loss on debt refinancing and income taxes. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. This measure should not be considered in isolation or as a substitute for other performance measures prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the capital expenditures and acquisitions of spectrum licences needed to generate revenues. The Corporation also uses other measures that do reflect capital expenditures, such as adjusted cash flows from operations and free cash flows. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 12 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2025 and 2024 presented in Table 12 below is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 12

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Years ended			Three months ended
	December 31			December 31
	2025	2024	2023	2025	2024
Adjusted EBITDA	$2,383.2	$2,335.4	$2,230.3	$589.8	$565.9
Depreciation and amortization	(796.2)	(883.8)	(844.0)	(199.2)	(220.3)
Financial expenses	(274.3)	(340.9)	(331.0)	(63.0)	(78.9)
Restructuring, impairment of assets and other	(25.1)	(26.1)	(20.1)	(7.6)	(15.1)
Loss on debt refinancing	(13.2)	(0.9)	—	(13.2)	(0.9)
Income taxes	(302.0)	(255.4)	(237.7)	(80.5)	(58.3)
Net income	$972.4	$828.3	$797.5	$226.3	$192.4

Adjusted cash flows from operations and free cash flows

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

Free cash flows (formerly “free cash flows from operating activities”)

Free cash flows represents cash flows provided by operating activities calculated in accordance with IFRS, less cash flows used for capital expenditures (excluding spectrum licence acquisitions), plus proceeds from disposal of assets. Free cash flows is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the Corporation’s operations. Free cash flows represents available funds for business acquisitions, acquisitions of spectrum licences, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows may not be identical to similarly titled measures reported by other companies.

Tables 13 and 14 provide a reconciliation of adjusted cash flows from operations and free cash flows to cash flows provided by operating activities reported in the consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2025 and 2024 presented in Tables 13 and 14 is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 13

Adjusted cash flows from operations

(in millions of Canadian dollars)

				Three months
	Years ended December 31			ended December 31
	2025	2024	2023	2025	2024

Adjusted EBITDA	$2,383.2	$2,335.4	$2,230.3	$589.8	$565.9
Capital expenditures[1]	(633.8)	(579.1)	(536.7)	(179.7)	(135.3)
Adjusted cash flows from operations	$1,749.4	$1,756.3	$1,693.6	$410.1	$430.6

	Years ended			Three months ended
	December 31			December 31
[1] Reconciliation to cash flows used for capital expenditures as per consolidated financial statements	2025	2024	2023	2025	2024
Capital expenditures	$(633.8)	$(579.1)	$(536.7)	$(179.7)	$(135.3)
Net variance in current operating items related to capital expenditures (excluding government credits receivable for large investment projects)	18.5	13.5	0.7	31.6	52.4
Cash flows used for capital expenditures	$(615.3)	$(565.6)	$(536.0)	$(148.1)	$(82.9)

Table 14

Free cash flows and cash flows provided by operating activities reported in the consolidated financial statements

(in millions of Canadian dollars)

				Three months
	Years ended December 31			ended December 31
	2025	2024	2023	2025	2024

Adjusted cash flows from operations from Table 13	$1,749.4	$1,756.3	$1,693.6	$410.1	$430.6
Plus (minus)
Cash portion of financial expenses	(265.6)	(331.9)	(323.0)	(60.9)	(76.8)
Cash portion of restructuring, impairment of assets and other	(19.8)	(12.6)	(20.6)	(6.4)	(3.3)
Current income taxes	(256.8)	(239.2)	(213.1)	(57.8)	(38.5)
Other	0.8	1.5	2.5	0.1	(0.4)
Net change in non-cash balances related to operating activities	186.5	2.5	(79.3)	30.2	(70.6)
Net variance in current operating items related to capital expenditures (excluding government credits receivable for large investment projects)	18.5	13.5	0.7	31.6	52.4
Free cash flows	1,413.0	1,190.1	1,060.8	346.9	293.4
Plus (minus)
Cash flows used for capital expenditures (excluding spectrum licence acquisitions)	615.3	565.6	536.0	148.1	82.9
Proceeds from disposal of assets	(2.2)	(0.4)	(1.7)	(1.2)	(0.1)
Cash flows provided by operating activities	$2,026.1	$1,755.3	$1,595.1	$493.8	$376.2

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

Table 15

Consolidated net debt leverage ratio

(in millions of Canadian dollars)

	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023

Total long‑term debt[1]	$6,824.3	$7,619.7	$7,645.3
Plus (minus)
Lease liabilities[2]	373.3	378.5	346.1
Bank indebtedness	—	3.0	—
Derivative financial instruments[3]	(24.3)	(141.2)	(110.8)
Cash and cash equivalents	(128.0)	(39.9)	(8.0)
Consolidated net debt	7,045.3	7,820.1	7,872.6
Divided by:
Trailing 12‑month adjusted EBITDA[4]	$2,383.2	$2,335.4	$2,329.6
Consolidated net debt leverage ratio[4]	2.96x	3.35x	3.38x
[1]	Excluding changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
[2]	Total liabilities.
[3]	Assets less liabilities.
[4]	On a pro forma basis as at December 31, 2023, using Freedom’s trailing 12-month adjusted EBITDA.

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

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A-	Directors and Senior Management

The following table sets forth certain information concerning Videotron’s directors and executive officers at March 27, 2026:

Name and Municipality of Residence	Age	Position
CHANTAL BÉLANGER, FCPA, ASC-C.DIR (1) Blainville, Québec	73	Director and Chair of the Audit and Risk Management Committee

ANDRÉ P. BROSSEAU Montréal, Québec	64	Director

MICHÈLE COLPRON, FCPA, ASC (1) Saint-Lambert, Québec	62	Director

SYLVIE LALANDE, ASC-C.DIR Lachute, Québec	75	Director

LISE CROTEAU, FCPA, ASC (1) Mont-Tremblant, Québec	65	Director

FRANTZ SAINTELLEMY (1) Laval, Québec	52	Director

PIERRE KARL PÉLADEAU Montréal, Québec	64	President

JEAN B. PÉLADEAU Montréal, Québec	35	Senior Vice President and Chief Marketing Officer

MOHAMED DRIF Montréal, Québec	59	Senior Vice President and Chief Technology Officer

JEAN-FRANÇOIS LESCADRES Montréal, Québec	47	Senior Vice President and Chief Financial Officer

JEAN-FRANÇOIS PARENT Nuns’ Island, Québec	46	Vice President and Treasurer
(1)	Member of the Audit and Risk Management Committee.

Chantal Bélanger, Director and Chair of the Audit and Risk Management Committee. Ms. Bélanger has been a Director and member of the Audit and Risk Management Committee of Videotron, Quebecor and Quebecor Media since May 8, 2018. At the Laurentian Bank, where she held various positions from 1986 to 2006, she was Senior Vice President of Personal Banking Services for Québec, where she previously held the positions of Ombudsman and Director of Internal Audits and Information Systems. From 2012 to 2019, she was a Director, Vice President of the Board, Chair of the Internal Audit Committee and the Portfolio Valuation Committee and served on the Governance and Human Resources Committee at Capital régional et coopératif Desjardins. She was a Director and member of various board committees at Ovivo Inc. from 2011 to 2016, the year it was privatized. She was a Director and Chair of the Audit Committee at the Régie des Rentes du Québec from 2009 to 2015 and a Director at the Institut des administrateurs de sociétés from 2009 to 2013. She was a Director, Chair of the Audit Committee and a member of several committees for the Société des Alcools du Québec from 2002 to 2010. Ms. Bélanger has been a Director at the Société de services financiers Fonds FMOQ Inc. since 2014 and chairs its Audit Committee. Ms. Bélanger is a Fellow of the Ordre des comptables professionnels agréés du Québec (FCPA) and holds a certificate in Corporate Governance from the CAS. She is also a qualified corporate director (ASC). Ms. Bélanger has been the Chair of the Board of the Collège des administrateurs de sociétés de l'Université Laval (CAS) from September 2017 to May 2022 and has served on its board since 2016. From May 2005 to May 2025, Ms. Bélanger was as a Director, Chair of the Audit Committee and member of the Corporate Governance Committee of Lassonde Industries Inc.

André P. Brosseau, Director. Mr. Brosseau has been a Director of Videotron, Quebecor and Quebecor Media since May 12, 2016, and has been Chairman of the Executive Committee of Quebecor Media since May 2018. He was appointed Vice Chair of the Board of Quebecor and Quebecor Media on May 8, 2024. Mr. Brosseau was also a member of the Audit and Risk Management Committee of Videotron, Quebecor and Quebecor Media (between May 11, 2016 and December 31, 2024) as well as a member of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media between May 10, 2017 and December 31, 2024). Mr. Brosseau is Chairman of the Board and Chief Executive Officer of Du Musée Investments Inc. (formerly Avenue Capital Markets BNB Inc.), a family office with private investments in Canada, the United States and Brazil that he founded in 2010. Mr. Brosseau is also Vice Chair and owner of Qintess (formerly Grupo Cimcorp Brazil), an IT company specializing in digital transformation and telecommunication infrastructure management with more than 3,000 employees. Mr. Brosseau was President of Blackmont Capital Markets in Toronto until June 2009 and then served as Chair of Québec Capital Markets until May 2010. From 1994 to 2007, he held various executive positions in the mergers and acquisitions industry, namely with CIBC. Mr. Brosseau holds a bachelor’s degree (B.Sc.) in Politics and a master’s degree (M.Sc.) in Political Science from the Université de Montréal. Mr. Brosseau is a director of Alithya Group inc. since September 2022. Mr. Brosseau is a member of the Canadian Football League (CFL) Board of Governors, representing the Montreal Alouettes.

Michèle Colpron, Director and member of the Audit and Risk Management Committee. Ms. Colpron has been a Director of Videotron since May 14, 2020. She has served as a Director of Quebecor and Quebecor Media since March 11, 2020. Ms. Colpron has been a member of the Audit and Risk Management Committee of Quebecor, Quebecor Media and Videotron since May 14, 2020 and of the Human Resources and Corporate Governance Committee since January 1, 2025. Ms. Colpron has over 30 years of experience in leadership roles in the financial services industry. She held senior positions from 2000 to 2012 at Caisse de dépôt et placement du Québec where she was Senior Vice President, Financial Management. She also was Vice President, Investment Administration and Vice President, Finance and Administration Private Equity. From 1993 to 1999, Ms. Colpron held senior positions as Chief Financial Officer at Merrill Lynch Bank (Suisse) S.A. and Finance and Human Resources Manager of Standard Chartered Bank (Switzerland) S.A. Her foray into the international business began in 1989 with Ernst & Young in London followed by Hong Kong in 1991 until 1993 as audit manager. Ms. Colpron is a member of the Board of Directors of the Canada Infrastructure Bank since 2017 and chairs its Finance and Audit Committee. She served on the Board of Directors of the Investment Industry Regulatory Organization of Canada (IIROC) from 2017 to 2022, she was Vice Chair from 2020 to 2021 and was Chair and member of various committees during that period. Ms. Colpron also served on the Board of Directors of the Fonds de solidarité FTQ from 2012 to 2022. She was also Vice Chair, corporate Director and member of various committees of the Professional Insurance Liability Fund of the Barreau of Québec between 2012 and 2020. Ms. Colpron is Fellow of the Ordre des comptables professionnels agréés du Québec (FCPA). She is also a qualified corporate director (ASC).

Sylvie Lalande, Director. Ms. Lalande has been a Director of Videotron since July 2014 and of Quebecor Media since May 2013. She has served as a Director of Quebecor since May 2011. She was appointed as Chair of the Board of Quebecor and Quebecor Media on May 8, 2024, and Chair of the Human Resources and Corporate Governance Committee on May 12, 2016. She previously held the positions of Lead Director of Quebecor and Quebecor Media from November 8, 2017, and Vice Chair on May 8, 2018 until her appointment as Chair of the Board on May 8, 2024. She has also been a Director of TVA Group since December 2001 and was appointed as Chair of the Board on March 10, 2014 and has been serving as Chair of the Human Resources and Corporate Governance Committee of TVA Group since May 2013. She held several senior positions in the media, marketing, communication marketing and corporate communications sectors. Until October 2001, she was the Chief Communications Officer of Bell Canada. From 1994 to 1997, she was President and Chief Executive Officer of UBI Consortium, a consortium formed to develop and manage interactive and transactional communication services. From 1987 to 1994, she occupied several senior positions at TVA Group and at Le Groupe Vidéotron ltée. Ms. Lalande began her career in the radio industry, after which she founded her own consultation firm. In 2006, Ms. Lalande earned a university certificate in corporate governance from the CAS. She is also a qualified corporate director (ASC). Ms. Lalande was Director, Lead Director and Chair of the Corporate Governance and Human Resources Committee of Ovivo Inc. until its privatisation in September 2016. From November 2013 to September 2017, Ms. Lalande was Chair of the Board of the CAS. From April 2017 to December 2019, she was Chair of the Board of Capital régional et coopératif Desjardins.

Lise Croteau, Director and member of the Audit and Risk Management Committee. Ms. Croteau has been a Director and member of the Audit and Risk Management Committee of Videotron since May 2022 and a Director and member of the Human Resources and Corporate Governance Committee of Quebecor and Quebecor Media since June 16, 2019. She has also been a member of the Audit and Risk Management Committee of Quebecor and Quebecor Media since May 2022. Ms. Croteau has been a chartered professional accountant since 1984 and was named a Fellow of the Ordre des comptables professionels agréés du Québec (FCPA) in 2008. She is also a qualified corporate director (ASC). She was, from 2015 until March 31, 2018, Executive Vice President and Chief Financial Officer of Hydro-Québec. In this role, her mandate included orienting, developing and overseeing all financial, regulatory and management accounting activities, as well as financial planning, taxation, financial control and risk management. In addition, she was responsible for Hydro-Québec’s financial statements and reports. She joined Hydro-Québec in 1986, successively holding management positions. She also served as Acting President and Chief Executive Officer from May to July 2015. In 2016, she ranked among Canada’s Most Powerful Women: Top 100 Award Winners, a distinction bestowed by the Women’s Executive Network (WXN). In 2017, the Québec Chapter of Financial Executives International Canada (FEI Canada) presented her with the Ace of Finance award in the Financial Executive of a Large Corporation category. Ms. Croteau currently serves as a Director, is the Chair of the Audit Committee and member of the Investment and Risk management Committee of Boralex Inc. Since May 2019, she has also served as a Director and as a member of the Audit Committee of TotalEnergies SE, and since 2025, serves as Chair of its Audit Committee. Ms. Croteau is governor of the Université de Sherbrooke’s Fondation de recherche en administration (FRAUS), foundation for which she also served as a Director until May 2019. Ms. Croteau was a Director of the Montréal Heart Institute Foundation and a member of its Audit Committee until April 2019. She also served on the Board of Directors of the Montréal Museum of Fine Arts.

Frantz Saintellemy, Director and member of the Audit and Risk Management Committee. Mr. Saintellemy has been a Director and member of the Audit and Risk Management Committee of Videotron since May 8, 2025 and a Director and member of Audit and Risk Management Committee of Quebecor and Quebecor Media since May 8, 2025. Mr. Saintellemy is an entrepreneur, technology executive and corporate director with over 25 years of international leadership experience in advanced technology industries, including semiconductors, artificial intelligence, sensing systems and automotive technologies. He has extensive executive management experience, having served as President and Chief Executive Officer of several technology companies, including LeddarTech Holdings, where he led the company through its public listing on the Nasdaq in 2023. Over the course of his career, he has raised more than $1 billion in financing, led multiple mergers and acquisitions transactions, and two initial public offerings. Mr. Saintellemy has significant governance and audit committee experience, having served for more than a decade on the boards and audit committees of public and private companies as well as large institutions in Canada, the United States and Europe. His governance experience includes organizations operating in highly regulated and technology-intensive sectors. He currently serves as Chancellor and Chair of the Board of the Université de Montréal and is Co-founder and Chief Executive Officer of Qvyon Technologies Inc. His executive leadership roles have included responsibility for corporate strategy, financial performance, capital allocation, risk management and operational oversight in both publicly listed and privately held organizations. Mr. Saintellemy holds an MBA and has extensive experience in board leadership and corporate governance.

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

Videotron’s directors do not receive any remuneration for acting in their capacity as directors of Videotron. Since July 1, 2013, the Chairman of Videotron’s Audit and Risk Management Committee receives an annual fee of $25,000 while the other three members receive an annual fee of $10,000. Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with meetings of Videotron’s Board of Directors and Videotron’s Audit and Risk Management Committee. During the financial year ended December 31, 2025, the amount of compensation (including benefits in kind) paid to six of Videotron’s directors for services in all capacities to Videotron and its subsidiaries was $51,456. None of Videotron’s Directors have contracts with Videotron or any of its subsidiaries that provide for benefits upon termination of employment.

The aggregate amount of compensation Videotron paid for the year ended December 31, 2025, to its executive officers as a group, excluding those who are also executive officers of, and compensated by, Quebecor Media, was approximately $5.2 million, including salaries, bonuses and benefits in kind.

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

During the year ended December 31, 2025, 1,465,000 options to purchase Quebecor Class B Shares were granted to officers and employees of Videotron (excluding Directors, officers and employees who, at the date of grant, were Directors, officers or employees at multiple Quebecor Media group of companies). As of December 31, 2025, a total of 4,488,236 options to purchase Quebecor Class B Shares, with a weighted average exercise price of $35.14 per share, were held by officers and employees of Videotron for acting in such capacity. The closing sale price of the Quebecor Class B Shares on the TSX on December 31, 2025, was $51.70.

Quebecor’s DSU plan

On July 13, 2016, Quebecor established a deferred share units (“DSU”) plan for its employees and those of its subsidiaries based on Quebecor Class B shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. DSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B shares. As of December 31, 2025, an aggregate total of 3,721 DSUs granted to officers of Videotron remain outstanding.

Pension Benefits

Both Quebecor Media and Videotron maintain pension plans for Videotron’s non-unionized employees and certain officers.

Videotron’s pension plan provides pension benefits to Videotron’s executive officers equal to 2% of salary (excluding bonuses) for each year of membership in the plan. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, subject to an early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Income Tax Act (Canada) (the “Tax Act”), in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under such pension plan are as prescribed under the Tax Act. An executive officer contributes to this plan an amount equals to 5% of his or her salary up to a maximum of $9,831 as of December 31, 2025. Videotron changed this pension plan to a defined contribution plan for new employees hired on and after May 1, 2012. Videotron provides a defined contribution plan for Freedom’s employees since its acquisition on April 3, 2023. Videotron reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date.

Quebecor Media’s pension plan provides greater pension benefits to eligible executive officers than it does to other employees. The higher pension benefits under this plan equal 2% of the average salary over the best five consecutive years of salary (including bonuses), multiplied by the number of years of membership in the plan as an executive officer. The pension benefits so calculated are payable at the normal retirement age of 65 years, or sooner at the election of the executive officer, and, from age 61, without early retirement reduction. In addition, the pension benefits may be deferred, but not beyond the age limit under the relevant provisions of the Tax Act, in which case the pension benefits are adjusted to take into account the delay in their payment in relation to the normal retirement age. The maximum pension benefits payable under Quebecor Media’s pension plan are as prescribed by the Tax Act and are based on a maximum salary of $196,611. An executive officer contributes to this plan an amount equals to 5% of his or her salary up to a maximum of $9,831 as of December 31, 2025. Videotron has no liability regarding Quebecor Media’s pension plan. Quebecor Media closed this pension plan to all new employees hired on and after December 27, 2008. However, Quebecor Media reserves the right, in exceptional circumstances, to override the above conditions in order to allow an executive officer to join the pension plan as of the date of hire or any subsequent date. New employees are eligible to enroll in a retirement savings plan.

The total amount Videotron contributed for the year ended December 31, 2025 to provide the pension benefits to its senior executives, as a group, was $88,800. For a description of the amount set aside or accrued for pension plans and post-retirement benefits by Videotron to all participants, refer to Note 26 of its audited consolidated financial statements for the year ended December 31, 2025 included under “Item 18. Financial Statements” of this annual report.

The table below indicates the annual pension benefits that would be payable at the normal retirement age of 65 years under both Quebecor Media’s and Videotron’s pension plans:

	Years of Participation
Compensation	10	15	20	25	30
$196,611	$39,322	$58,983	$78,644	$98,306	$117,967

C-	Board Practices

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

Audit and Risk Management Committee

Videotron’s Audit and Risk Management Committee is currently composed of four Directors, namely Ms. Chantal Bélanger, Ms. Michèle Colpron, Ms. Lise Croteau and Mr. Frantz Saintellemy. Ms. Bélanger is the Chair of Videotron’s Audit and Risk Management Committee. Videotron’s Board of Directors has determined that more than one of the members of the Audit and Risk Management Committee is an “audit committee financial expert” as defined under SEC rules. See “Item 16A. Audit Committee Financial Expert”. Videotron’s Board of Directors has adopted the mandate of its Audit and Risk Management Committee in light of the Sarbanes-Oxley Act of 2002 and related SEC rulemaking. Videotron’s Audit and Risk Management Committee assists its Board of Directors in overseeing i) the effectiveness of internal and financial controls and reporting, ii) the quality and integrity of the presentation of the financial statements and financial information and iii) the processes of identifying and managing enterprise risks. Videotron’s Audit and Risk Management Committee also oversees its compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

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

As of December 31, 2025, Videotron had 6,833 employees. As of December 31, 2024 and 2023, Videotron had 7,195 and 7,295 employees respectively. Most Videotron employees are based and work in the province of Québec. Videotron had 3,878 unionized employees and their conditions of employment are governed by one of its six regional collective agreements. There are two collective agreements covering unionized employees in the regions of Québec (424 unionized employees) and Saguenay (205 unionized employees), which are in effect until December 31, 2026. The collective agreement covering 155 unionized employees in the Gatineau region has been renewed until August 31, 2027. The collective agreement covering 2,314 unionized employees in the region of Montreal is in effect until December 31, 2030. The Corporation also entered into a collective agreement covering the 759 employees of Freedom, which will expire on October 30, 2027. Finally, the collective agreement covering 21 unionized employees of SETTE Inc., a subsidiary of Videotron, expired on December 31, 2024 and negotiations are in progress.

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

Videotron enters into related party transactions from time to time. These related party transactions are further described under “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position – Financial Position as of December 31, 2025” and in Note 25 to Videotron’s audited consolidated financial statements included under “Item 18. Financial Statements” in this annual report. These related party transactions have been accounted for at the consideration agreed between parties:

	As of December 31,
	2025	2024	2023

	(in millions)
Ultimate Parent and Parent Corporation:
Revenues	$0.4	$0.4	$0.4
Purchase of goods and services	2.5	2.5	2.6
Operating expenses recovered	(2.2)	(1.4)	(1.8)

Corporations Under Common Control:
Revenues	3.6	3.3	4.1
Purchase of goods and services	126.6	119.3	147.5
Operating expenses recovered	(3.6)	(2.6)	0.2

Other affiliated corporations:
Purchase of goods and services	51.2	52.2	30.5
Acquisition of property, plant and equipment and intangible assets	34.8	35.6	11.0

Management fee

Videotron pays annual management fees to the parent corporation for services rendered to Videotron, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $35.4 million in 2025 ($30.5 million in 2024 and $34.9 million in 2023). In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. These transactions were accounted for at the consideration agreed between the parties.

Income tax transactions

On October 8, 2025, 9511-8063 Quebec Inc. redeemed 1,530,000 preferred shares, Series G for a total cash consideration of $1,530.0 million. On the same day, the Corporation used the total proceeds of $1,530.0 million to repay its subordinated loan contracted from Quebecor Media.

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

On November 1, 2023, 9346-9963 Québec Inc. redeemed 1,595,000 preferred shares, Series C for a total cash consideration of $1,595.0 million. On the same day, the Corporation used the total proceeds of $1,595.0 million to repay its subordinated loan contracted from Quebecor Media.

All these transactions were carried out for tax consolidation purposes of Quebecor Media and its subsidiaries.

Purchase of shares of Quebecor Media and subsidiary subordinated loans

Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, Videotron enters into certain transactions from time to time that have the effect of using tax losses within the Quebecor Media group. These transactions are described further under “Item 5. Operating and Financial Review and Prospects – Cash Flow and Financial Position – Financial Position as of December 31, 2025” and in Note 25 to Videotron’s audited consolidated financial statements which are included under “Item 18. Financial Statements” in this annual report.

C-	Interests of Experts and Counsel

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

A-	Consolidated Statements and Other Financial Information

Videotron’s consolidated balance sheets as of December 31, 2025 and 2024, and its consolidated statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2025, 2024 and 2023, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

Legal Proceedings

Videotron and its subsidiaries are involved in a number of legal proceedings as defendants or plaintiffs which are pending. In the opinion of Videotron’s management, the outcome of these proceedings is not expected to have a material adverse effect on Videotron’s results or financial position. For more information on legal proceedings involving the Corporation, see also the risk factor “The Corporation may be adversely affected by litigation and other claims.” under “Item 3. Key Information – Risk Factors” of this annual report.

Dividend Policy

During the years ended December 31, 2025, December 31, 2024, and December 31, 2023, Videotron paid aggregate cash dividends on its common shares of $569,000,000, $590,000,000 and $421,000,000, respectively. Videotron currently expects to pay dividends and other distributions on its common shares in the future. The declaration and payment of dividends and other distributions is in the sole discretion of Videotron’s Board of Directors, and any decision regarding the declaration of dividends and other distributions will be made by its Board of Directors depending on, among other things, its financial resources, the cash flows generated by its business, its capital needs, and other factors considered relevant by its Board of Directors, including the terms of its indebtedness and applicable law.

B-	Significant Changes

Except as otherwise disclosed in this annual report, there has been no other significant change in Videotron’s financial position since December 31, 2025.

ITEM 9 – THE OFFER AND LISTING

A-	Offer and Listing Details

Not applicable.

B-	Plan of Distribution

Not applicable.

C-	Markets

Outstanding Notes

On November 20, 2025, Videotron issued and sold $800.0 million aggregate principal amount of its 3.950% Senior Notes due October 15, 2032, in private placements exempt from the registration requirement of the Securities Act and the prospectus requirements of applicable Canadian securities laws.

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

Videotron is the issuer of all of these outstanding Senior Notes. On January 28, 2026, after the end of the period covered by this Annual Report, all of the subsidiary guarantors under these outstanding Senior Notes and Videotron’s Credit Agreement were simultaneously released as guarantors.

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

The record holder of Videotron’s 3⅝% Senior Notes due 2029 and its 5.700 % Senior Notes due 2035 is Cede & Co., a nominee of The Depository Trust Company, and the record holder of its 3⅝% Senior Notes due 2028, its 4.650 % Senior Notes due 2029, its 4½% Senior Notes due 2030, its 3⅛% Senior Notes due 2031, its 3.950% Senior Notes due 2032 and its 5.000% Senior Notes due 2034 is CDS Clearing and Depository Services Inc.

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

On June 17, 2013, Videotron issued $400,000,000 aggregate principal amount of its 5⅝% Senior Notes due June 15, 2025, pursuant to an Indenture, dated as of June 17, 2013, by and among Videotron, the guarantors party thereto, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on June 15, 2025. Interest on these senior notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the make-whole redemption price set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction. In 2025, Videotron redeemed and retired the entire principal amount outstanding of its 5⅝% Senior Notes due June 15, 2025.

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

On April 13, 2017, Videotron issued US$600,000,000 aggregate principal amount of its 5⅛% Senior Notes due April 15, 2027, pursuant to an Indenture, dated as of April 13, 2017, by and among Videotron, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee. These senior notes are unsecured and mature on April 15, 2027. Interest on these senior notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at a price based on a make-whole formula during the first five years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction. In 2025, Videotron redeemed and retired the entire principal amount outstanding of its 5⅛% Senior Notes due April 15, 2027.

(e)	Indenture relating to $800,000,000 of Videotron’s 4½% Senior Notes due January 15, 2030, dated as of October 8, 2019, by and among, inter alios, Videotron, as issuer, and Computershare Trust Company of Canada, as trustee.

On October 8, 2019, Videotron issued $800,000,000 aggregate principal amount of its 4½% Senior Notes due January 15, 2030, pursuant to an Indenture, dated as of October 8, 2019, by and among, inter alios, Videotron, as issuer, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2030. Interest on these senior notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at a price based on a make-whole formula during the first five years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction. On January 28, 2026, after the end of the period covered by this Annual Report, each of the guarantors under Videotron’s Credit Agreement, this indenture and Videotron’s other indentures were simultaneously released as guarantors.

(f)	Indenture relating to $650,000,000 of Videotron’s 3⅛% Senior Notes due January 15, 2031, dated as of January 22, 2021, by and among, inter alios, Videotron, as issuer, and Computershare Trust Company of Canada, as trustee.

On January 22, 2021, Videotron issued $650,000,000 aggregate principal amount of its 3⅛% Senior Notes due January 15, 2031, pursuant to an Indenture, dated as of January 22, 2021, by and among, inter alios, Videotron, as issuer, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on January 15, 2031. Interest on these senior notes is payable in cash semi-annually in arrears on January 15 and July 15 of each year. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at a price based on a make-whole formula during the first five years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction. On January 28, 2026, after the end of the period covered by this Annual Report, each of the guarantors under Videotron’s Credit Agreement, this indenture and Videotron’s other indentures were simultaneously released as guarantors.

(g)	Indenture relating to US$500,000,000 of Videotron’s 3⅝% Senior Notes due June 15, 2029, dated as of June 17, 2021, by and among, inter alios, Videotron, as issuer, and Wells Fargo Bank, National Association, as trustee.

On June 17, 2021, Videotron issued US$500,000,000 aggregate principal amount of its 3⅝% Senior Notes due June 15, 2029, pursuant to an Indenture, dated as of June 17, 2021, by and among, inter alios, Videotron, as issuer, and Wells Fargo Bank, National Association, as trustee. These senior notes are unsecured and mature on June 15, 2029. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are redeemable at the option of Videotron, in whole or in part, at a price based on a make-whole formula during the first three years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction. On January 28, 2026, after the end of the period covered by this Annual Report, each of the guarantors under Videotron’s Credit Agreement, this indenture and Videotron’s other indentures were simultaneously released as guarantors.

(h)	Indenture relating to $750,000,000 of Videotron’s 3⅝% Senior Notes due June 15, 2028, dated as of June 17, 2021, by and among, inter alios, Videotron, as issuer, and Computershare Trust Company of Canada, as trustee.

On June 17, 2021, Videotron issued $750,000,000 aggregate principal amount of its 3⅝% Senior Notes due June 15, 2028, pursuant to an Indenture, dated as of June 17, 2021, by and among, inter alios, Videotron, as issuer, and Computershare Trust Company of Canada, as trustee. These senior notes are unsecured and mature on June 15, 2028. Interest on these senior notes is payable in cash semi-annually in arrears on June 15 and December 15 of each year. These senior notes are redeemable at the option of Videotron, in whole or in part, at a price based on a make-whole formula during the first three years of the term of the senior notes and at the redemption prices set forth in the indenture thereafter. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction. On January 28, 2026, after the end of the period covered by this Annual Report, each of the guarantors under Videotron’s Credit Agreement, this indenture and Videotron’s other indentures were simultaneously released as guarantors.

(i)	Master Trust Indenture entered into by and among, inter alios, Videotron, as issuer, and Computershare Trust Company of Canada, as trustee.

On June 21, 2024, Videotron entered into a Master Trust Indenture, dated as of June 21, 2024, by and among, inter alios, Videotron, as issuer, and Computershare Trust Company of Canada, as trustee, providing for the issue of senior notes from time to time. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction.

On June 21, 2024, Videotron issued $600,000,000 aggregate principal amount of its 4.650% Series 1 Senior Notes due July 15, 2029, pursuant to a supplemental indenture to the Master Trust Indenture, dated as of June 21, 2024, by and among, inter alios, Videotron, as issuer, and Computershare Trust Company of Canada, as trustee. These Series 1 Senior Notes are unsecured and mature on July 15, 2029. Interest on these Series 1 Senior Notes is payable in cash semi-annually in arrears on January 15 and July 15 of each year.

On June 21, 2024, Videotron issued $400,000,000 aggregate principal amount of its 5.000% Series 2 Senior Notes due July 15, 2034, pursuant to a supplemental indenture to the Master Trust Indenture, dated as of June 21, 2024, by and among, inter alios, Videotron, as issuer, and Computershare Trust Company of Canada, as trustee. These Series 2 Senior Notes are unsecured and mature on July 15, 2034. Interest on these Series 2 Senior Notes is payable in cash semi-annually in arrears on January 15 and July 15 of each year.

On November 20, 2025, Videotron issued $800,000,000 aggregate principal amount of its 3.950% Series 3 Senior Notes due October 15, 2032, pursuant to a supplemental indenture to the Master Trust Indenture, dated as of June 21, 2024, by and among, inter alios, Videotron, as issuer, and Computershare Trust Company of Canada, as trustee. These Series 3 Senior Notes are unsecured and mature on October 15, 2032. Interest on these Series 3 Senior Notes is payable in cash semi-annually in arrears on April 15 and October 15 of each year.

On January 28, 2026, each of the guarantors party to the Master Trust Indenture, dated as of June 21, 2024, and to the supplemental indentures to the aforementioned Master Trust Indenture have been released and discharged from and shall have no outstanding guarantee with respect to these senior notes.

(j)	Indenture relating to US$700,000,000 of Videotron’s 5.700% Senior Notes due January 15, 2035, dated as of November 8, 2024, by and among, inter alios, Videotron, as issuer, and Computershare Trust Company, N.A., as trustee.

On November 8, 2024, Videotron issued US$700,000,000 aggregate principal amount of its 5.700% Senior Notes due January 15, 2035, pursuant to an Indenture, dated as of November 8, 2024, by and among, inter alios, Videotron, as issuer, and Computershare Trust Company, N.A., as trustee. These senior notes are unsecured and mature on January 15, 2035. Interest on these senior notes is payable in cash semi-annually in arrears on January 15 and July 15 of each year. These senior notes are redeemable, at Videotron’s option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to Videotron and certain of its subsidiaries, and customary events of default. If an event of default occurs and is continuing, other than Videotron’s bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding senior notes may declare all the senior notes to be due and payable immediately. The senior notes issued pursuant to this indenture have not been and will not be registered under the Securities Act or under the laws of any other jurisdiction. On January 28, 2026, after the end of the period covered by this Annual Report, each of the guarantors under Videotron’s Credit Agreement, this indenture and Videotron’s other indentures were simultaneously released as guarantors.

(k)	Amended and Restated Credit Agreement dated as of January 28, 2026, by and among Videotron, as borrower, the financial institutions party thereto from time to time, as lenders, and Royal Bank of Canada, as administrative agent.

Videotron’s Amended and Restated Credit Agreement (the “Credit Agreement”), as amended and restated as of January 28, 2026, currently provides for an unsecured revolving credit facility comprised of four tranches, with two tranches of $400,000,000 each and two of US$250,000,000 each, with one $400,000,000 tranche and one US$250,000,000 tranche maturing on January 28, 2031 and with the other $400,000,000 tranche and the other US$250,000,000 tranche maturing on January 27, 2027 and providing for a conversion option into a term facility maturing in January 2028, and a $1,200,000,000 unsecured term credit facility composed of two tranches, the first one of $500,000,000 and the second one of $700,000,000 maturing respectively on April 3, 2026 and on April 3, 2027. The proceeds of the revolving credit facility can be used for general corporate purposes including, without limitation, to issue letters of credit and to pay dividends to Quebecor Media subject to certain conditions. The proceeds of the term credit facility were used for the acquisition of Freedom.

Advances under Videotron’s Credit Agreement bear interest at, as applicable, the Canadian prime rate, the U.S. prime rate, Term SOFR, Term CORRA or Daily compounded CORRA, plus agreed pricing margins. Videotron has also agreed to pay specified standby fees in respect of its revolving credit facility.

Borrowings under Videotron’s Credit Agreement and under eligible derivative instruments are unsecured, however same may be guaranteed from time to time on an unsecured basis by the material subsidiaries of Videotron. As of January 28, 2026, being the date of the most recent amendment and restatement of Videotron’s Credit Agreement, there were no subsidiaries of Videotron guaranteeing the obligations under its Credit Agreement.

Videotron’s Credit Agreement contains customary covenants that restrict and limit the ability of Videotron and the members of the VL Group (as defined in the credit agreement to mean Videotron and all of its wholly owned subsidiaries) to, among other things, enter into merger or amalgamation transactions or liquidate or dissolve, grant encumbrances, sell assets, pay dividends or make other distributions, issue shares of capital stock, incur indebtedness and enter into related party transactions. In addition, Videotron’s Credit Agreement contains customary financial covenants and customary events of default including the non-payment of principal or interest, the breach of any financial covenant, the failure to perform or observe any other covenant, certain bankruptcy events relating to Videotron or any member of the VL Group (other than an Immaterial Subsidiary, as defined in the credit agreement), and the occurrence of a change of control. On January 28, 2026, after the end of the period covered by this Annual Report, each of the guarantors under this Credit Agreement and Videotron’s indentures were simultaneously released as guarantors.

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

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences applicable to the purchase, ownership and disposition of (i) Videotron’s 3⅝% Senior Notes due June 15, 2028 (the “3⅝% Senior Notes”), (ii) Videotron’s 3⅝% Senior Notes due June 15, 2029 (the “3⅝% Senior Notes”), (iii) Videotron’s 4.650% Senior Notes due July 15, 2029 (the “4.650% Senior Notes”), (iv) Videotron’s 4½% Senior Notes due January 15, 2030 (the “4½% Senior Notes”), (v) Videotron’s 3⅛% Senior Notes due January 15, 2031 (the “3⅛% Senior Notes”), (vi) Videotron’s 3.950% Senior Notes due October 15, 2032 (the “3.950% Senior Notes”), (vii) Videotron’s 5.000% Senior Notes due July 15, 2034 (the “5.000% Senior Notes”) and (viii) Videotron’s 5.700% Senior Notes due January 15, 2035 (the “5.700% Senior Notes”) (collectively, the “notes”) by a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential U.S. federal income tax effects. Videotron’s 3⅝% Senior Notes, 4.650% Senior Notes, 4½% Senior Notes, 3⅛% Senior Notes, 3.950% Senior Notes and 5.000% Senior Notes are denominated in Canadian dollars (the “Canadian dollar Notes”). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Videotron uses certain financial instruments, such as cross-currency interest rate swaps and foreign exchange forward contracts, to manage interest rate and foreign exchange risk exposures. These instruments are used solely to manage the financial risks associated with its obligations and are not used for trading or speculation purposes. For more information regarding Videotron’s financial instruments and financial risk management, refer to Note 24 to its audited consolidated financial statements for the year ended December 31, 2025, included under “Item 18. Financial Statements” of this annual report.

Foreign Currency Risk

Most of Videotron’s consolidated revenues, expenses and capital expenditures, other than interest expense on U.S.-dollar-denominated debt, purchases of set-top boxes, gateways, modems, mobile devices, the payment of royalties to certain business partners or service providers and certain costs related to the development and maintenance of its mobile networks, are received or paid in Canadian dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. Videotron has entered into transactions to hedge the foreign currency risk exposure on its U.S.-dollar-denominated debt obligations outstanding as of December 31, 2025, and to hedge its exposure on certain purchases. Accordingly, Videotron’s sensitivity to variations in foreign exchange rates is economically limited.

Interest Rate Risk

Videotron’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Term CORRA or Daily compounded CORRA, (ii) Term SOFR, (iii) Canadian prime rate or (iv) U.S. prime rate, as applicable. The Senior Notes issued by Videotron bear interest at fixed rates. Videotron has entered into cross-currency interest rate swap agreements in order to manage cash flow risk exposure. As of December 31, 2025, after taking into account the hedging instruments, long-term debt consisted of 92.7% fixed rate debt (84.9% in 2024) and 7.3% floating rate debt (15.1% in 2024).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian floating rates as of December 31, 2025, was $4.9 million.

Credit Risk

Credit risk is the risk of financial loss to Videotron if a customer or counterparty to a financial asset fails to meet its contractual obligations and arises principally from amounts receivable from customers, including contract assets.

The gross carrying amounts of financial assets represent the maximum credit exposure. As of December 31, 2025, the gross carrying amount of trade receivables and contract assets, including their long-term portions, was $1,054.2 million ($1,157.3 million as of December 31, 2024). In the normal course of business, Videotron continuously monitors the financial condition of its customers and reviews the credit history of each new customer. Videotron uses its customers’ historical terms of payment and acceptable collection periods for each customer class, as well as changes in its customers’ credit profiles, to define default on amounts receivable from customers, including contract assets.

As of December 31, 2025, no customer balance represented a significant portion of Videotron’s consolidated trade receivables. Videotron is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2025, the provision for expected credit losses represented 4.1% of the gross amount of trade receivables and contract assets (3.4% as of December 31, 2024), while 2.8% of trade receivables were 90 days past their billing date (3.3% as of December 31, 2024).

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

Principal Repayments

As at December 31, 2025, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter based on borrowing levels as at that date, are as follows:

Year ending December 31,	(in millions of dollars)
2026	491.6
2027	688.2
2028	750.0
2029	1,286.0
2030	800.0
2031 and thereafter	2,808.5
Total	6,824.3

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

Videotron’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Videotron’s internal control over financial reporting was effective as of December 31, 2025.

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

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as Videotron’s independent registered public accounting firm for the fiscal years ended December 31, 2025, 2024 and 2023. The audited consolidated financial statements for each of the fiscal years in the three-year period ended December 31, 2025, are included in this annual report on Form 20-F.

Videotron’s Audit and Risk Management Committee establishes the independent auditors’ compensation. The Audit and Risk Management Committee adopted a policy relating to the pre-approval of services to be rendered by its independent auditors. The Audit and Risk Management Committee pre-approves all audit services, determines which non-audit services the independent auditors are prohibited from providing, and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and Canadian law. For each of the years ended December 31, 2025, 2024 and 2023, none of the non-audit services described below were approved by the Audit and Risk Management Committee of Videotron’s Board of Directors pursuant to the “de minimis exception” to the pre-approval requirement for non-audit services. The following table presents the aggregate fees billed for professional services and other services rendered by Videotron’s independent auditors, Ernst & Young LLP, for the fiscal years ended December 31, 2025, 2024 and 2023.

	2025	2024	2023
Audit Fees(1)	$1,716,836	$2,011,040	$2,313,972
Audit related Fees(2)	—	—	—
Tax Fees(3)	$72,936	106,348	103,031
All Other Fees(4)	—	—	—
Total	$1,789,772	$2,117,388	$2,417,003
(1)	Audit Fees consist of fees approved for the annual audit of Videotron’s consolidated financial statements and quarterly reviews of interim financial statements of Videotron with the SEC, including required assistance or services that only the external auditor reasonably can provide and accounting consultations on specific issues and translation. It also includes audit and attestation services required by statute or regulation, such as comfort letters and consents, SEC prospectus and registration statements, other filings and other offerings, including annual reports and SEC forms and statutory audits.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor and include consultations concerning financial accounting and reporting standards on proposed transactions, due diligence or accounting work related to acquisitions; employee benefit plan audits, and audit or attestation services not required by statute or regulation.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refunds, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers, acquisitions and divestitures, transfer pricing, and requests for advance tax rulings or technical interpretations.
(4)	All Other Fees include fees billed for forensic accounting and occasional training services, assistance with respect to internal controls over financial reporting and disclosure controls and procedures.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F – CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G – CORPORATE GOVERNANCE

Not applicable.

ITEM 16H – MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

As cybersecurity is an important issue, Videotron has implemented a number of initiatives in this area such as the cybersecurity training for the Board of Directors in 2025 as well as a cybersecurity and privacy training program offered to all employees and consultants on a quarterly basis.

ITEM 17 – FINANCIAL STATEMENTS

Not applicable.

ITEM 18 – FINANCIAL STATEMENTS

Videotron’s consolidated balance sheets as at December 31, 2025 and 2024 and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2025, including the notes thereto and together with the report of the Independent Registered Public Accounting Firm, are included beginning on page F-1 of this annual report.

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

2.67

Trust Indenture, dated as of June 21, 2024, by and among Videotron, the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee (incorporated by reference to Exhibit 2.67 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed on March 26, 2025, Commission file No. 033-51000).

2.68	Form of 4.650% Series 1 Senior Notes due July 15, 2029 of Videotron (incorporated by reference to Schedule A to Exhibit 2.69 below).

2.69

First Supplemental Trust Indenture, dated as of June 21, 2024, by and among Videotron, the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee, to the Trust Indenture dated as of June 21, 2024 (incorporated by reference to Exhibit 2.69 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed on March 26, 2025, Commission file No. 033-51000).

2.70	Form of 5.000% Series 2 Senior Notes due July 15, 2034 of Videotron (incorporated by reference to Schedule A to Exhibit 2.71 below).

2.71

Second Supplemental Trust Indenture, dated as of June 21, 2024, by and among Videotron, the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee, to the Trust Indenture dated as of June 21, 2024, as supplemented by the First Supplemental Trust Indenture, dated as of June 21, 2024 (incorporated by reference to Exhibit 2.71 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed on March 26, 2025, Commission file No. 033-51000).

2.72	Form of 5.700% Senior Notes due January 15, 2035 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.73 below).

2.73

Indenture, dated as of November 8, 2024, by and among Videotron, the guarantors signatory thereto, and Computershare Trust Company, N.A., as trustee (incorporated by reference to Exhibit 2.73 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed on March 26, 2025, Commission file No. 033-51000).

2.74	Form of 3.950% Senior Notes due October 15, 2032 of Videotron (incorporated by reference to Exhibit A to Exhibit 2.75 below).

2.75

Third Supplemental Trust Indenture, dated as of November 20, 2025, by and among Videotron, the subsidiary guarantors party thereto, and Computershare Trust Company of Canada, as trustee, to the Trust Indenture dated as of June 21, 2024, as supplemented by the First Supplemental Trust Indenture, dated as of June 21, 2024 and the Second Supplemental Trust Indenture, dated as of June 21, 2024.

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

4.12

Eighth Amending Agreement to the Amended and Restated Credit Agreement (made pursuant to the Third Amending Agreement dated June 16, 2015 filed as Exhibit 4.4), dated as of May 25, 2023, amending the Amended and Restated Credit Agreement, dated as of June 16, 2015, by and among Videotron, Royal Bank of Canada, as administrative agent, the financial institutions signatory thereto, 9293-6707 Québec Inc., Videotron Infrastructures Inc. and Mobile & Internet Fizz Inc., as guarantors, and acknowledged by 9176-6857 Québec Inc., 2251723 Ontario Inc., VMedia Inc. and rivertv Inc., as guarantors (incorporated by reference to Exhibit 4.12 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on March 27, 2024, Commission file No. 033-51000).

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

4.15

Share Purchase Agreement dated August 12, 2022, by and among Quebecor, Videotron, Rogers and Shaw (incorporated by reference to Videotron’s Current Report on Form 6-K, filed on April 3, 2023, Commission file No. 033-51000).

4.16

Amended and Restated Credit Agreement dated as of February 26, 2025, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto and acknowledged by 9525-7705 Québec Inc., 9176-6857 Québec Inc., Freedom Mobile Inc., Freedom Mobile Distribution Inc., Mobile & Internet Fizz Inc. and Videotron Infrastructures Inc., as guarantors (incorporated by reference to Exhibit 4.16 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed on March 26, 2025, Commission file No. 033-51000).

4.17	Form of Guarantee of the Guarantors of the Credit Agreement (incorporated by reference to Schedule D of Exhibit 4.16 above).

4.18	Amended and Restated Credit Agreement dated as of January 28, 2026, by and among Videotron, Royal Bank of Canada, as administrative agent, and the financial institutions signatory thereto.

8.1	Subsidiaries of Videotron.

11.1

Code of Ethics (incorporated by reference to Exhibit 11.1 of Videotron’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on March 27, 2023, Commission file No. 033-51000).

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
Name: Jean-François Lescadres
Title: Senior Vice President and Chief Financial Officer

Dated: March 27, 2026

Consolidated financial statements of

VIDEOTRON LTD.

Years ended December 31, 2025, 2024 and 2023

VIDEOTRON LTD.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of Videotron Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Videotron Ltd. [the “Corporation”] as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, equity and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation at December 31, 2025 and 2024, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards [“IFRSs”] as issued by the International Accounting Standards Board.

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

Timing of revenue recognition from subscriber services

Description of the matter

As disclosed in note 1 (e) to the consolidated financial statements, the Corporation recognizes revenue from subscriber services, such as television distribution, Internet access and wireline and mobile telephony, when the services are provided. Operating revenues related to service contracts are recognized in income on a straight-line basis over the period in which the services are provided, and the portion of revenues that is invoiced and unearned is presented as deferred revenue. The Corporation recognized revenues of $4,847.5 million for the year ended December 31, 2025 and $353.6 million of deferred revenue as of December 31, 2025, of which a significant portion related to these services.

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

How we addressed the matter in our audit

To test the timing of revenue recognition from subscriber services and the deferred revenue balance, our audit procedures included, among others, identifying and testing the IT application controls and the IT general controls, with the assistance of our IT specialists, related to the timing of revenue recognition for subscriber services. We performed procedures over management’s calculations of the deferred revenue balance related to these subscriber services as of December 31, 2025. We tested a sample of the relevant data used for the calculation of the deferred revenue balance related to the subscriber services as of December 31, 2025, and compared the invoice date, the invoice amount, and the types of services to the invoice and the related cash receipt. We assessed the appropriateness of manual entries posted to the deferred revenue account by agreeing to supporting documentation. Finally, we performed disaggregated analytical review procedures over revenue by service type and compared it to historical and budgeted amounts.

/s/ Ernst & Young LLP

We have served as the Corporation’s auditor since 2008.

Montreal, Canada

March 20, 2026

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2025, 2024 and 2023

(in millions of Canadian dollars)

	Note	2025	2024	2023
Revenues
Mobile telephony		$1,775.7	$1,663.5	$1,420.7
Internet		1,250.3	1,254.0	1,283.8
Television		748.2	777.9	802.6
Wireline telephony		231.4	248.9	278.3
Mobile equipment sales		668.1	695.1	613.5
Other		173.8	195.7	255.1
		4,847.5	4,835.1	4,654.0

Employee costs	2	525.9	490.8	472.3
Purchase of goods and services	2	1,938.4	2,008.9	1,951.4
Depreciation and amortization	9, 10, 11	796.2	883.8	844.0
Financial expenses	3	274.3	340.9	331.0
Restructuring, impairment of assets and other	4	25.1	26.1	20.1
Loss on debt refinancing	5	13.2	0.9	—
Income before income taxes		1,274.4	1,083.7	1,035.2
Income taxes:	6
Current		256.8	239.2	213.1
Deferred		45.2	16.2	24.6
		302.0	255.4	237.7
Net income		$972.4	$828.3	$797.5

Net income attributable to
Shareholder		$972.4	$828.3	$797.4
Non-controlling interests		—	—	0.1

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2025, 2024 and 2023

(in millions of Canadian dollars)

	Note	2025	2024	2023
Net income		$972.4	$828.3	$797.5

Other comprehensive income (loss):
Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments		64.0	(76.2)	5.1
Deferred income taxes		(5.8)	4.4	0.5
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain	26	23.9	22.8	6.4
Deferred income taxes		(6.3)	(6.0)	(1.7)
Reclassification to income:
Loss related to cash flow hedges	5	9.7	—	—
Deferred income taxes		(0.4)	—	—
		85.1	(55.0)	10.3

Comprehensive income		$1,057.5	$773.3	$807.8

Comprehensive income attributable to
Shareholder		$1,057.5	$773.3	$807.7
Non-controlling interests		—	—	0.1

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31, 2025, 2024 and 2023

(in millions of Canadian dollars)

	Equity attributable to the shareholder
				Equity
			Accumulated	attributable
		(Deficit)	other	to non-
	Capital	Retained	comprehensive	controlling
	stock	earnings	(loss) income	interests	Total equity
	(note 18)		(note 20)
Balance as of December 31, 2022	$312.9	$(527.3)	$(16.7)	$0.3	$(230.8)
Net income	—	797.4	—	0.1	797.5
Other comprehensive income	—	—	10.3	—	10.3
Dividends	—	(421.0)	—	(0.1)	(421.1)
Balance as of December 31, 2023	312.9	(150.9)	(6.4)	0.3	155.9
Net income	—	828.3	—	—	828.3
Other comprehensive loss	—	—	(55.0)	—	(55.0)
Dividends	—	(590.0)	—	(0.2)	(590.2)
Balance as of December 31, 2024	312.9	87.4	(61.4)	0.1	339.0
Net income	—	972.4	—	—	972.4
Other comprehensive income	—	—	85.1	—	85.1
Dividends	—	(569.0)	—	—	(569.0)
Balance as of December 31, 2025	$312.9	$490.8	$23.7	$0.1	$827.5

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2025, 2024 and 2023

(in millions of Canadian dollars)

	Note	2025	2024	2023
Cash flows related to operating activities
Net income		$972.4	$828.3	$797.5
Adjustments for:
Depreciation of property, plant and equipment	9	480.2	535.2	551.2
Amortization of intangible assets	10	187.9	224.6	194.0
Depreciation of right-of-use assets	11	128.1	124.0	98.8
Impairment of assets	4	6.3	15.7	0.4
Amortization of financing costs	3	8.7	9.0	8.0
Loss on debt refinancing	5	13.2	0.9	—
Deferred income taxes	6	45.2	16.2	24.6
Other		(2.4)	(1.1)	(0.1)
		1,839.6	1,752.8	1,674.4
Net change in non-cash balances related to operating activities	27	186.5	2.5	(79.3)
Cash flows provided by operating activities		2,026.1	1,755.3	1,595.1

Cash flows related to investing activities
Capital expenditures	27	(615.3)	(565.6)	(536.0)
Deferred subsidies received (used) to finance capital expenditures	1(j), 9	1.0	34.2	(39.3)
Acquisitions of spectrum licences	10	—	(298.9)	(9.9)
Business acquisitions	7	(5.5)	(1.8)	(2,069.6)
Proceeds from disposals of assets		2.2	0.4	1.7
Promissory note to the parent corporation	25	—	—	(836.0)
Redemption (acquisition) of preferred shares of an affiliated corporation	25	1,530.0	(1,530.0)	1,595.0
Other		(0.5)	—	(0.3)
Cash flows provided by (used in) investing activities		911.9	(2,361.7)	(1,894.4)

Cash flows related to financing activities
Net change in bank indebtedness		(3.0)	3.0	(0.4)
Net change under revolving facilities, net of financing costs	15	—	(364.0)	285.0
Issuance of long-term debt, net of financing costs	15	795.0	1,957.2	2,092.5
Repayment of long-term debt	15	(1,440.9)	(1,900.3)	—
Settlement of hedging contracts	15	25.4	163.0	—
Repayment of lease liabilities	16	(126.4)	(126.2)	(94.8)
Dividends		(569.0)	(590.2)	(421.1)
(Repayment) issuance of a loan from the parent corporation	25	(1,530.0)	1,530.0	(1,595.0)
Cash flows (used in) provided by financing activities		(2,848.9)	672.5	266.2

Net change in cash, cash equivalents and restricted cash		89.1	66.1	(33.1)

Cash, cash equivalents and restricted cash at beginning of the year		74.1	8.0	41.1
Cash, cash equivalents and restricted cash at end of the year	27	$163.2	$74.1	$8.0

Non-cash investing transactions are presented in notes 9, 10 and 11.

See accompanying notes to consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2025 and 2024

(in millions of Canadian dollars)

	Note	2025	2024
Assets

Current assets
Cash and cash equivalents		$128.0	$39.9
Restricted cash		35.2	34.2
Accounts receivable	8, 13	878.9	1,003.8
Contract assets	13	109.2	139.6
Income taxes		23.2	16.4
Inventories		272.3	302.3
Other current assets	13	150.7	173.8
		1,597.5	1,710.0
Non-current assets
Property, plant and equipment	9	3,039.2	3,034.3
Intangible assets	10	3,375.2	3,401.3
Right-of-use assets	11	343.4	349.7
Goodwill	12	550.1	550.1
Derivative financial instruments	24	57.9	148.4
Investments	25	—	1,530.0
Promissory notes from the parent corporation	25	996.0	996.0
Other assets	13	510.2	509.6
		8,872.0	10,519.4
Total assets		$10,469.5	$12,229.4

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2025 and 2024

(in millions of Canadian dollars)

	Note	2025	2024
Liabilities and equity

Current liabilities
Bank indebtedness		$—	$3.0
Accounts payable, accrued charges and provisions	14	953.4	981.4
Deferred revenue		353.6	353.8
Deferred subsidies	1(j), 9	35.2	34.2
Income taxes		45.4	36.2
Current portion of long-term debt	15	491.6	400.0
Current portion of lease liabilities	16	110.3	108.5
		1,989.5	1,917.1
Non-current liabilities
Long-term debt	15	6,301.5	7,182.3
Lease liabilities	16	263.0	270.0
Subordinated loan from the parent corporation	25	—	1,530.0
Derivative financial instruments	24	33.6	7.2
Deferred income taxes	6	822.4	764.6
Other liabilities	17	232.0	219.2
		7,652.5	9,973.3
Equity
Capital stock	18	312.9	312.9
Retained earnings		490.8	87.4
Accumulated other comprehensive income (loss)	20	23.7	(61.4)
Equity attributable to the shareholder		827.4	338.9
Non-controlling interests		0.1	0.1
		827.5	339.0
Commitments and contingencies	21,23
Total liabilities and equity		$10,469.5	$12,229.4

See accompanying notes to consolidated financial statements.

On March 20, 2026, the Board of Directors approved the consolidated financial statements for the years ended December 31, 2025, 2024 and 2023.

On behalf of the Board of Directors,

/s/ Sylvie Lalande	/s/ Lise Croteau
Sylvie Lalande	Lise Croteau
Chair of the Board	Director

VIDEOTRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

Videotron Ltd. (“Videotron” or the “Corporation”) is incorporated under the laws of Québec. The Corporation is a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”) and the ultimate parent corporation is Quebecor Inc. Unless the context otherwise requires, Videotron or the Corporation refer to Videotron Ltd. and its subsidiaries. The Corporation’s head office and registered office is located at 612 Saint-Jacques Street, Montreal, Québec, Canada. The percentages of voting rights and equity in its major subsidiaries are as follows:

% equity and voting[1]
Videotron Infrastructures Inc.	100.0%
Videotron US Inc.	100.0%
SETTE Inc.	84.53%

1Freedom Mobile Inc., previously a wholly-owned subsidiary, was wound-up in the Corporation on December 31, 2025.

The Corporation offers Internet access, television distribution, mobile and wireline telephony, business solutions and over-the-top (“OTT”) video services in Canada.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments (note 1(i)), the liability related to stock-based compensation (note 1(p)) and the net defined benefit liability (note 1(q)), and they are presented in Canadian dollars (“CAN dollars”), which is the currency of the primary economic environment in which the Corporation operates (“functional currency”).

Comparative figures for the years ended December 31, 2024 and 2023 have been restated to conform to the presentation adopted for the year ended December 31, 2025.

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

Years ended December 31, 2025, 2024 and 2023

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

Years ended December 31, 2025, 2024 and 2023

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

Years ended December 31, 2025, 2024 and 2023

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

The Corporation generally enters into the following types of derivative financial instruments:

●	The Corporation uses foreign exchange forward contracts to hedge foreign currency rate exposure on certain anticipated purchases in a foreign currency. These foreign exchange forward contracts are designated as cash flow hedges.
●	The Corporation uses cross-currency swaps to hedge (i) foreign currency rate exposure on interest and principal payments on foreign-currency-denominated debt and/or (ii) fair value exposure on certain debt resulting from changes in interest rates. The cross-currency swaps that set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting an interest rate from a floating rate to a floating rate or from a fixed rate to a fixed rate, are designated as cash flow hedges. The cross-currency swaps are designated as fair value hedges when they set all future interest and principal payments on U.S.-dollar-denominated debt in fixed CAN dollars, in addition to converting the interest rate from a fixed rate to a floating rate.
●	The Corporation uses interest rate swaps to manage fair value exposure on certain debts resulting from changes in interest rates. These swap agreements require a periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. These interest rate swaps are designated as fair value hedges when they convert the interest rate from a fixed rate to a floating rate, or as cash flow hedges when they convert the interest rate from a floating rate to a fixed rate.
●	The Corporation has established a hedge ratio of one for one for all its hedging relationships as the underlying risks of its hedging derivatives are identical to the hedged item risks.

The Corporation measures and records the effectiveness of its hedging relationships as follows:

●	For cash flow hedges, the hedge effectiveness is tested and measured by comparing changes in the fair value of the hedging derivative with the changes in the fair value of a hypothetical derivative that simulates the cash flows of the hedged item.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

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

Any change in the fair value of derivative financial instruments that do not qualify for hedge accounting is recorded in the consolidated statements of income.

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

In particular, when government assistance is received in advance, as it was for the programs to support the roll-out of telecommunications services in various regions of Québec, the amount received is recorded as deferred subsidies on the consolidated balance sheets. When the investments required under these programs are realized, the corresponding subsidies are recognized as a reduction in additions to property, plant and equipment. An amount of $35.2 million was deferred as of December 31, 2025 ($34.2 million as of December 31, 2024 and no amount deferred as of December 31, 2023).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

(k)	Inventories

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

Inventories related to audiovisual content comprise broadcast rights, which are essentially contractual rights allowing the limited or unlimited broadcast of televisual products or movies. The Corporation records the rights acquired as inventory and the obligations incurred under a licence agreement as a liability when the contractual broadcast period begins and the contractual conditions of the licence are met. Audiovisual content costs are amortized to operating expenses on a straight-line basis over the contractual broadcasting period or a period not exceeding three years beginning at the moment that the content is made available on the Corporation’s OTT video services platform.

The net realizable value of inventories related to audiovisual content is examined periodically by management and revised as necessary. The carrying value of the related inventories is reduced to the net realizable value, if necessary, based on this assessment.

(l)	Property, plant and equipment

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

(l)	Property, plant and equipment (continued)

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

The Corporation is engaged in an agreement to operate a shared LTE network in the Province of Québec and in the Ottawa area.

(m)	Goodwill and intangible assets

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

Intangible assets

Spectrum licences are recorded at cost, or at fair value when acquired through a business acquisition. Spectrum licences have an indefinite useful life and are not amortized, in view of the following facts: (i) the Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Innovation, Science and Economic Development Canada (ISED Canada); (ii) the Corporation has the financial and operational ability to renew these spectrum licences; (iii) currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences; and (iv) the Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

(m)	Goodwill and intangible assets (continued)

Intangible assets (continued)

Intangible assets with finite useful lives are amortized over their useful lives using the straight-line method over the following periods:

Assets	Estimated useful lives
Software	3 to 7	years
Customer relationships and other	5 to 8	years

Amortization methods, residual values, and the useful lives of significant intangible assets are reviewed at least once a year. Any change is accounted for prospectively as a change in accounting estimate.

(n)	Contract costs

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

(o)	Provisions

Provisions are recognized (i) when the Corporation has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and (ii) when the amount of the obligation can be reliably estimated.

A decommissioning obligation is accounted for when the Corporation has a legal obligation to dismantle its wireless network equipment on leased premises at the end of a lease. The obligation is calculated by discounting projected future dismantling costs. The accretion of the liability as the discount unwinds is recognized as a financial expense. When a decommissioning obligation is recognized, a corresponding asset in property, plant and equipment is also recognized. Future dismantling costs and the discount rate are reviewed periodically.

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

(p)	Stock-based compensation

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

The fair value of stock option awards is determined by applying an option pricing model, taking into account the terms and conditions of the grant, the share price and other key assumptions described in note 19.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

(q)	Pension plans and postretirement benefits

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

(r)	Use of estimates and judgments

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

1.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

(r)	Use of estimates and judgments (continued)
(iv)	Purchase price allocations

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

(s)	Future changes to accounting standards

The IASB has issued the following accounting standard that will become effective for the annual period beginning on January 1, 2027, with early adoption permitted:

●	IFRS 18, Presentation and disclosure in financial statements (replacing IAS 1, Presentation of financial statements), to set out additional requirements and guidance on the presentation of financial statements especially on how information is presented in the statement of income and the statement of cash flows. The new standard will also require the disclosure of management-defined performance measures related to the statements of income, along with explanations of their use.

The Corporation is currently assessing the impact that adopting this new standard will have on its consolidated financial statements.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

2.    EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	2025	2024	2023
Employee costs	$702.1	$663.3	$636.4
Less employee costs capitalized to property, plant and equipment and to intangible assets	(176.2)	(172.5)	(164.1)
	525.9	490.8	472.3
Purchase of goods and services:[1]
Costs related to products sold	877.7	895.8	818.8
Royalties and rights	346.6	386.7	425.5
Subcontracting costs	92.0	101.1	109.9
Marketing and distribution expenses	81.4	85.1	95.1
Other	540.7	540.2	502.1
	1,938.4	2,008.9	1,951.4
	$2,464.3	$2,499.7	$2,423.7
1	Cost of inventories included in purchase of goods and services amounted to $762.6 million in 2025 ($746.5 million in 2024 and $739.8 million in 2023). Write-downs of inventories totalling $13.4 million were recognized in purchase of goods and services in 2025 ($5.3 million in 2024 and $3.8 million in 2023).

3.    FINANCIAL EXPENSES

	2025	2024	2023
Third parties:
Interest on long-term debt	$313.0	$369.3	$366.1
Amortization of financing costs	8.7	9.0	8.0
Interest on lease liabilities	19.1	18.8	16.2
(Gain) loss on foreign currency translation of short-term monetary items	(1.8)	4.7	(0.6)
Other	2.0	5.6	5.2
	341.0	407.4	394.9
Affiliated corporations:
Interest expense	108.6	100.4	126.2
Dividend income	(109.7)	(101.5)	(127.5)
Interest on lease liabilities	0.8	1.1	1.3
Interest income	(66.4)	(66.5)	(63.9)
	(66.7)	(66.5)	(63.9)
	$274.3	$340.9	$331.0

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

4.    RESTRUCTURING, IMPAIRMENT OF ASSETS AND OTHER

	2025	2024	2023
Restructuring[1]	$9.8	$7.6	$4.9
Impairment of assets[2]	6.3	15.7	0.4
Other[3]	9.0	2.8	14.8
	$25.1	$26.1	$20.1
1	Includes various cost reduction initiatives.
2	Includes mainly charges of impairment of assets in connection with initiatives to integrate the Freedom business.
3	Includes mainly the retroactive costs relating to an appeal court decision made in the second quarter of 2025 on tariffs for the retransmission of distant television signals, acquisition costs related to the Freedom acquisition in 2023 and other items.

5.    LOSS ON DEBT REFINANCING

On November 20, 2025, Videotron redeemed all of its US$600.0 million aggregate principal amount of 5.125% Senior Notes due April 15, 2027, and unwound the related hedging contracts for a total cash consideration of $815.5 million. As a result, a net loss of $13.2 million was recorded in the consolidated statement of income in 2025, including a loss of $9.7 million previously recorded in other comprehensive income.

6.    INCOME TAXES

The following table reconciles income taxes at the Corporation’s domestic statutory tax rate of 26.5% in 2025 (26.5% in 2024 and 2023) with income taxes in the consolidated statements of income:

	2025	2024	2023
Income taxes at domestic statutory tax rate	$337.7	$287.2	$274.3
(Reduction) increase resulting from:
Non-deductible charges and non-taxable income	(8.8)	(3.1)	0.1
Tax consolidation transactions (note 25)	(29.1)	(26.9)	(33.8)
Other	2.2	(1.8)	(2.9)
Income taxes	$302.0	$255.4	$237.7

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

6.    INCOME TAXES (continued)

The significant items comprising the Corporation’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Consolidated		Consolidated
	balance sheets		income statements
	2025	2024	2025	2024	2023
Loss carryforwards	$3.7	$47.7	$44.0	$51.1	$0.9
Decommissioning obligation	39.6	39.3	(0.3)	(1.7)	(0.3)
Defined benefit plans	4.0	4.6	(5.7)	(5.8)	(3.1)
Property, plant and equipment	(391.2)	(387.9)	3.3	(26.4)	8.3
Goodwill, intangible assets and other assets	(493.2)	(452.1)	41.1	3.0	19.2
Long-term debt and derivative financial instruments	(6.0)	(0.3)	(0.5)	(0.3)	0.7
Other	20.7	(15.9)	(36.7)	(3.7)	(1.1)
	$(822.4)	$(764.6)	$45.2	$16.2	$24.6

Changes in the net deferred income tax liability are as follows:

	2025	2024
Balance at beginning of year	$(764.6)	$(759.2)
Recognized in income	(45.2)	(16.2)
Recognized in other comprehensive income	(12.5)	(1.6)
Other	(0.1)	12.4
Balance at end of year	$(822.4)	$(764.6)

There are no income tax consequences attached to the payment of dividends or distributions by the Corporation to its shareholder.

Pillar Two legislation, which introduces new taxing mechanisms that could impose a minimum tax on income from the Corporation and its subsidiaries, was substantively enacted in Canada in 2024. The implementation of these new tax rules in 2025 and 2024 has no impact on the Corporation.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

7.   BUSINESS ACQUISITIONS

On April 3, 2023, Videotron acquired all the issued shares of Freedom Mobile Inc. (“Freedom”) from Shaw Communications Inc. (“Shaw”) for a cash consideration of $2.07 billion, net of cash acquired of $103.2 million. As part of this transaction, Videotron assumed certain debts, mainly lease obligations. A post-closing adjustment of $2.0 million was paid by Videotron in 2025. This acquisition immediately preceded the acquisition of Shaw by Rogers Communications Inc. (“Rogers”). The acquisition of Freedom included the Freedom Mobile brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets. It also included a long-term undertaking by Shaw and Rogers to provide Videotron with transport services (including backhaul and backbone), roaming services and wholesale Internet services. Videotron also made certain commercial commitments to the Minister of Innovation, Science and Industry. These transactions have supported the expansion of the Corporation’s telecommunications services in Ontario and Western Canada.

The table below presents the fair value of the net assets acquired as of the acquisition date:

Assets
Accounts receivable	$257.3
Other current assets[1]	181.3
Property, plant and equipment[2]	709.1
Intangible assets[3]	1,177.7
Right-of-use of assets	226.2
Other assets	65.8
2,617.4
Liabilities
Accounts payable, accrued charges and provisions	(127.2)
Other current liabilities	(94.2)
Lease liabilities	(226.2)
Deferred income taxes	(17.9)
Other liabilities	(84.1)
(549.6)
Net assets acquired	$2,067.8

Cash consideration paid	$2,171.0
Cash acquired	(103.2)
$2,067.8
1	Includes mainly inventories and contract assets.
2	Includes mainly the wireless network.
3	Includes mainly spectrum licences, software, customer relationships, the Freedom brand and others.

The Freedom acquisition contributed revenues of $850.1 million and net income of $94.0 million from April 3, 2023 to December 31, 2023, excluding financial expenses incurred on the term credit facility entered into in April 2023 to finance the acquisition (note 15).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

8.    ACCOUNTS RECEIVABLE

	Note	2025	2024
Trade		$653.0	$754.3
Amounts receivable from affiliated corporations	25	29.1	33.5
Other		196.8	216.0
		$878.9	$1,003.8

9.    PROPERTY, PLANT AND EQUIPMENT

Changes in the net carrying amount of property, plant and equipment are as follows:

	Land,
	buildings and		Telecom-	Projects
	leasehold	Furniture and	munication	under
	improvements	equipment	networks	development	Total
Cost

Balance as of December 31, 2023	$237.2	$1,311.1	$7,959.4	$159.4	$9,667.1
Additions[1]	0.9	52.1	247.3	145.7	446.0
Net change in additions financed with non-cash balances[2]	—	(3.2)	(69.1)	17.8	(54.5)
Reclassification	0.9	8.9	146.6	(156.4)	—
Retirement, disposals and other	(2.3)	(59.4)	(92.4)	—	(154.1)
Balance as of December 31, 2024	236.7	1,309.5	8,191.8	166.5	9,904.5
Additions[1]	0.7	118.8	200.7	167.8	488.0
Net change in additions financed with non-cash balances[2]	—	(7.5)	8.0	5.2	5.7
Reclassification	0.5	9.2	124.5	(134.2)	—
Retirement, disposals and other	(2.4)	(58.0)	(94.8)	0.5	(154.7)
Balance as of December 31, 2025	$235.5	$1,372.0	$8,430.2	$205.8	$10,243.5

Accumulated depreciation and impairment losses

Balance as of December 31, 2023	$106.2	$1,090.1	$5,317.9	$—	$6,514.2
Depreciation	9.8	70.0	455.4	—	535.2
Retirement, disposals and other	(2.3)	(91.7)	(85.2)	—	(179.2)
Balance as of December 31, 2024	113.7	1,068.4	5,688.1	—	6,870.2
Depreciation	7.8	65.2	407.2	—	480.2
Retirement, disposals and other	(2.1)	(56.7)	(87.3)	—	(146.1)
Balance as of December 31, 2025	$119.4	$1,076.9	$6,008.0	$—	$7,204.3

Net carrying amount
As of December 31, 2024	$123.0	$241.1	$2,503.7	$166.5	$3,034.3
As of December 31, 2025	116.1	295.1	2,422.2	205.8	3,039.2
1	Net of government credits received for large investment projects ($35.2 million in 2025 and $26.7 million in 2024) and of deferred subsidies used for the roll-out of telecommunications services in various regions of Québec ($17.3 million in 2025 and $2.8 million in 2024).
2	Includes also the net change in government credits receivable for large investment projects (increases of $6.2 million in 2025 and $67.5 million in 2024).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

10.    INTANGIBLE ASSETS

Changes in the net carrying amount of intangible assets are as follows:

			Customer
			relationships,
			brand names,
			projects
			under
	Spectrum		development
	licences	Software	and other	Total
Cost

Balance as of December 31, 2023	$2,610.9	$1,752.1	$364.0	$4,727.0
Additions[1,2]	298.9	28.1	91.5	418.5
Net change in additions financed with non-cash balances[3]	—	(92.3)	0.4	(91.9)
Reclassification	—	52.7	(52.7)	—
Retirement, disposals and other	—	(26.7)	—	(26.7)
Balance as of December 31, 2024	2,909.8	1,713.9	403.2	5,026.9
Additions[2]	—	69.1	58.2	127.3
Net change in additions financed with non-cash balances[3]	—	34.5	—	34.5
Reclassification	—	96.4	(96.4)	—
Retirement, disposals and other	—	(27.5)	(1.6)	(29.1)
Balance as of December 31, 2025	$2,909.8	$1,886.4	$363.4	$5,159.6

Accumulated amortization and impairment losses

Balance as of December 31, 2023	$247.7	$1,139.5	$40.5	$1,427.7
Amortization	—	188.0	36.6	224.6
Retirement, disposals and other	—	(26.7)	—	(26.7)
Balance as of December 31, 2024	247.7	1,300.8	77.1	1,625.6
Amortization	—	158.9	29.0	187.9
Retirement, disposals and other	—	(27.5)	(1.6)	(29.1)
Balance as of December 31, 2025	$247.7	$1,432.2	$104.5	$1,784.4

Net carrying amount
As of December 31, 2024	$2,662.1	$413.1	$326.1	$3,401.3
As of December 31, 2025	2,662.1	454.2	258.9	3,375.2
1	In 2024, Videotron acquired 305 blocks of spectrum in the 3800 MHz band across the country.
2	Net of government credits received for large investment projects ($29.1 million in 2025 and $36.6 million in 2024).
3	Includes also the net change in government credits receivable for large investment projects (decrease of $28.0 million in 2025 and increase of $92.4 million in 2024).

The net carrying value of intangible assets with an indefinite useful life, mainly spectrum licences and brand names, was $2,760.9 million as of December 31, 2025 and 2024.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

11.  RIGHT-OF-USE ASSETS

Changes in the net carrying amount of right-of-use assets which mainly relate to leases of premises and vehicles, are as follows:

	2025	2024
Cost
Balance at beginning of year	$770.7	$647.7
Additions financed with lease obligations	122.6	158.8
Retirement and other	(82.3)	(35.8)
Balance at end of year	811.0	770.7

Accumulated depreciation
Balance at beginning of year	421.0	334.7
Depreciation	128.1	124.0
Retirement and other	(81.5)	(37.7)
Balance at end of year	467.6	421.0

Net carrying amount	$343.4	$349.7

The Corporation does not recognize right-of-use assets and lease liabilities for short-term leases and leases of low value assets.

The net carrying amount includes right-of-use assets with affiliated corporations of $6.7 million as of December 31, 2025 ($9.5 million as of December 31, 2024). The depreciation expense on leases with affiliated corporations was $3.1 million in 2025 ($3.9 million in 2024 and $4.2 million in 2023).

12.  GOODWILL

As of December 31, 2025 and 2024, the cost and accumulated impairment losses on goodwill were $618.6 million and $68.5 million, respectively, for a net carrying amount of $550.1 million.

Recoverable amount

The recoverable amount of the Telecommunications CGU was determined based on the higher of a value in use or a fair value less costs of disposal with respect to the impairment tests performed. The Corporation uses the discounted cash flow method to estimate the recoverable amount, which is calculated with forecasts of future cash flows for a three-year period as estimated by the Corporation’s management and a perpetual growth rate used for cash flows beyond this three-year period. These forecasts and the perpetual growth rate considered the CGU’s past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. In particular, specific assumptions are used for each type of revenue generated by the CGU or for each type of expense, as well as for future capital expenditures. Such assumptions will consider, among many other factors, subscriber statistics, competitive landscape, evolution of product and service offerings, wireless penetration growth, technology evolution, Canadian GDP rates and operating cost structures.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

12.  GOODWILL (continued)

Recoverable amount (continued)

The discount rate used by the Corporation is derived from the weighted average cost of capital pertaining to the CGU, which reflects the current market assessment of (i) the time value of money, and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate was determined with regard to the specific markets in which the CGU participates. In 2025 and 2024, the recoverable amount used for the impairment tests was based on value in use. In 2025, a pre-tax discount rate (WACC) of 8.9% (10.8% in 2024) and a perpetual growth rate of 2.0% (2.0% in 2024) were used to estimate the recoverable amount.

No reasonable changes in the discount rate or in the perpetual growth rate used in the most recent test performed would have caused the carrying value to exceed the recoverable amount of the Telecommunications CGU.

13.  OTHER ASSETS

	2025	2024
Equipment installments receivable	$705.1	$703.5
Contract costs[1]	183.1	215.3
Contract assets	150.7	185.7
Audiovisual content	50.2	73.7
Other[2]	200.1	221.9
	1,289.2	1,400.1
Less current portion:
Equipment installments receivable (included in “Accounts receivable”)	(497.4)	(526.0)
Contract costs (included in “Other current assets”)	(111.9)	(127.3)
Contract assets	(109.2)	(139.6)
Audiovisual content (included in “Inventories”)	(34.3)	(42.6)
Other (included in “Accounts receivable”)	(26.2)	(55.0)
	$510.2	$509.6
1	Amortization amounted to $152.1 million in 2025 ($155.8 million in 2024 and $128.9 million in 2023).
2	Includes $197.8 million in government credits receivable for large investment projects in 2025 ($219.6 million in 2024).

14.  ACCOUNTS PAYABLE, ACCRUED CHARGES AND PROVISIONS

	Note	2025	2024
Trade and accruals		$627.2	$696.7
Amounts payable to affiliated corporations	25	85.4	69.4
Salaries and employee benefits		135.2	128.9
Interest payable		73.3	72.6
Provisions and other		32.3	13.8
		$953.4	$981.4

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

15.  LONG-TERM DEBT

	Effective interest rate as of
	December 31, 2025	2025	2024
Bank credit facilities (i)	5.08%	$1,179.8	$1,432.6
Senior Notes (ii)		5,644.5	6,187.1
Total long-term debt		6,824.3	7,619.7
Financing costs, net of amortization		(31.2)	(37.4)
		6,793.1	7,582.3
Less current portion		(491.6)	(400.0)
		$6,301.5	$7,182.3

As of December 31, 2025, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $2,826.2 million ($4,021.2 million as of December 31, 2024) while the net fair value of related hedging derivative instruments was in an asset position of $33.0 million ($141.5 million as of December 31, 2024).

(i)	The bank credit facilities provide for $800.0 million in revolving credit facilities consisting of two tranches: (i) a first tranche in the amount of $400.0 million maturing in February 2030, and (ii) a second tranche in the amount of $400.0 million maturing in February 2026 and providing for a conversion option into a term facility maturing in February 2027. The bank credit facilities also provide for a $1,200.0 million term credit facility consisting of a $500.0 million tranche ($700.0 million in 2024) maturing in April 2026 and a $700.0 million tranche maturing in April 2027. The credit facilities bear interest at Canadian Overnight Repo Rate Average (“CORRA”), Secured Overnight Financing Rate (“SOFR”), Canadian prime rate or U.S. prime rate, plus a premium determined by the Corporation’s leverage ratio. The bank credit facilities contain covenants such as maintaining certain financial ratios, as well as limitations on the Corporation’s ability to incur additional debt, pay dividends, or make other distributions. As of December 31, 2025 and 2024, no amount was drawn on the revolving credit facilities while $1,179.8 million was outstanding on the term credit facility as of December 31, 2025 ($1,432.6 million in 2024).

On January 28, 2026, Videotron amended and restated its credit agreement to extend the term of the two existing tranches of its revolving credit facility: (i) the first tranche in the amount of $400.0 million now maturing in January 2031, and (ii) the second tranche in the amount of $400.0 million now maturing in January 2027 and providing for a conversion option into a term facility maturing in January 2028. On the same day, Videotron also added two new tranches to its revolving credit facility: (i) a first tranche in the amount of US$250.0 million maturing in January 2031, and (ii) a second tranche in the amount of US$250.0 million maturing in January 2027 and providing for a conversion option into a term facility maturing in January 2028. Certain conditions of the facilities were also amended.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

15.  LONG-TERM DEBT (continued)

(ii)	The Senior Notes are unsecured and contain certain restrictions, including limitations on Videotron’s ability to create liens, enter into sale and leaseback transactions, and incur certain debts. The Notes are redeemable at Videotron’s option, in whole or in part, prior to maturity at the prices, times and conditions specified for each series. The Senior Notes are guaranteed by specific subsidiaries of the Corporation. The following table summarizes the terms of the outstanding Senior Notes as of December 31, 2025:

		Annual nominal		Interest payable
Principal amount		interest rate	Maturity date	every 6 months on
	$800.0	4.500%	January 15, 2030	April and October 15
	$650.0	3.125%	January 15, 2031	January and July 15
	$750.0	3.625%	June 15, 2028	June and December 15
US$	500.0	3.625%	June 15, 2029	June and December 15
	$600.0	4.650%	July 15, 2029	January and July 15
	$400.0	5.000%	July 15, 2034	January and July 15
US$	700.0	5.700%	January 15, 2035	January and July 15
	$800.0[1]	3.950%	October 15, 2032	April and October 15
1	The notes were issued in November 2025 for net proceeds of $795.0 million, net of financing costs of $4.5 million.

On November 20, 2025, Videotron redeemed its US$600.0 million aggregate principal amount of 5.125% Senior Notes due April 15, 2027, and unwound the related hedging contracts for a total cash consideration of $815.5 million.

On June 16, 2025, Videotron redeemed at maturity its Senior Notes in aggregate principal amount of $400.0 million, bearing interest at 5.625%.

On November 25, 2024, Videotron redeemed its Senior Notes in aggregate principal amount of $375.0 million, bearing interest at 5.750%.

On June 17, 2024, Videotron redeemed at maturity its Senior Notes in aggregate principal amount of US$600.0 million, bearing interest at 5.375%, and unwound the related hedging contracts for a total cash consideration of $662.3 million.

On December 31, 2025, the Corporation was in compliance with all debt covenants.

Principal repayments of long-term debt over the coming years are as follows:

2026	$491.6
2027	688.2
2028	750.0
2029	1,286.0
2030	800.0
2031 and thereafter	2,808.5

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

15.  LONG-TERM DEBT (continued)

Changes in long-term debt are as follows:

	2025	2024
Balance at beginning of year	$7,582.3	$7,609.9
Net change under revolving facilities, net of financing costs	—	(364.0)
Issuance of long-term debt, net of financing costs	795.0	1,957.2
Repayment of long-term debt	(1,440.9)	(1,900.3)
Foreign currency translation	(154.1)	267.4
Amortization of financing costs	8.7	9.0
Change in fair value related to hedged interest rate risk	—	2.2
Other	2.1	0.9
Balance at end of year	$6,793.1	$7,582.3

16.  LEASE LIABILITIES

Changes in lease liabilities are as follows:

	2025	2024
Balance at beginning of year	$378.5	$346.1
Lease obligations financing right-of-use assets	122.6	158.8
Repayments	(126.4)	(126.2)
Other	(1.4)	(0.2)
	373.3	378.5
Less current portion	(110.3)	(108.5)
	$263.0	$270.0

Lease liabilities with affiliated corporations amounted to $12.4 million as of December 31, 2025 ($15.8 million in 2024).

Interest rates on lease liabilities ranged from 1.9% to 8.5% as of December 31, 2025 and 2024.

Repayments of lease liabilities over the coming years are as follows:

2026	$110.3
2027	92.0
2028	77.0
2029	49.8
2030	20.5
2031 and thereafter	23.7

17.  OTHER LIABILITIES

	Note	2025	2024
Decommissioning obligation		$151.4	$150.1
Defined benefit plans	26	16.8	19.3
Other		63.8	49.8
		$232.0	$219.2

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

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

(b)	Issued and outstanding capital stock

	Common shares
	Number	Amount
Balance as of December 31, 2023, 2024 and 2025	10,739,285	$312.9

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

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

19.  STOCK-BASED COMPENSATION PLANS (continued)

(a)Ultimate parent corporation stock option plan (continued)

The following table gives details on changes to outstanding options for the years ended December 31, 2025 and 2024:

	2025		2024
		Weighted		Weighted
		average		average
	Options	exercise price	Options	exercise price
Balance at beginning of year	3,728,227	$31.14	2,741,560	$31.43
Granted	1,465,000	43.58	1,060,000	29.82
Transferred	—	—	450,000	31.91
Exercised	(704,991)	31.52	(91,666)	30.44
Cancelled	—	—	(431,667)	30.67
Balance at end of year	4,488,236	$35.14	3,728,227	$31.14

Vested options at end of year	397,530	$32.15	559,920	$32.01

During the year ended December 31, 2025, 704,991 stock options of Quebecor were exercised for a cash consideration of $5.0 million (91,666 stock options for a cash consideration of $0.3 million in 2024).

As of December 31, 2025, exercise prices of all outstanding options were from $26.52 to $43.58 and the average years to maturity was 8.2.

(b)	Assumptions in estimating the fair value of stock-based awards

The fair value of stock-based awards under the stock option plan was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options under the ultimate parent corporation stock option plan:

	December 31,		December 31,
	2025		2024
Risk-free interest rate	2.93%		3.06%
Distribution yield	2.71%		4.14%
Expected volatility	20.65%		22.19%
Expected remaining life	4.0	years	3.7	years

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

As of December 31, 2025, the liability for all vested options was $7.7 million as calculated using the intrinsic value ($0.4 million as of December 31, 2024).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

19.  STOCK-BASED COMPENSATION PLANS (continued)

(d)	Consolidated stock-based compensation charge

For the year ended December 31, 2025, a $37.3 million charge was recorded related to all stock-based compensation plans (a $1.4 million charge in 2024 and a $2.9 million charge in 2023).

20.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDER

		Defined
	Cash flow hedges[1]	benefit plans	Total

Balance as of December 31, 2022	$(26.3)	$9.6	$(16.7)
Other comprehensive income	5.6	4.7	10.3
Balance as of December 31, 2023	(20.7)	14.3	(6.4)
Other comprehensive (loss) income	(71.8)	16.8	(55.0)
Balance as of December 31, 2024	(92.5)	31.1	(61.4)
Other comprehensive income	67.5	17.6	85.1
Balance as of December 31, 2025	$(25.0)	$48.7	$23.7
1	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9-year period.

21.  COMMITMENTS

The Corporation has entered into long-term commitments to purchase services, tangible and intangible assets, and to pay licences and royalties. The minimum payments for the coming years are as follows:

2026	$878.0
2027 to 2030	205.5
2031 and thereafter	13.5

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

22.  GUARANTEES (continued)

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

23.  CONTINGENCIES

There are a number of legal proceedings against the Corporation that are pending. Management of the Corporation does not expect the outcome to have a material adverse effect on the Corporation’s results or on its financial position. Management has established provisions for claims or actions considering the facts of each case. The Corporation cannot determine when and if any payment will be made related to these legal proceedings.

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

(a)	Description of derivative financial instruments
(i)	Foreign exchange forward contracts

	CAN dollar
	average
	exchange rate
	per one U.S.	Notional	Notional
Maturity	dollar	amount sold	amount bought
Less than 1 year	1.3773	$138.4	US$	100.5

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

24.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(a)	Description of derivative financial instruments (continued)
(ii)	Interest rate swaps

Maturity	Notional amount	Pay/receive	Fixed rate	Floating rate
2027	$700.0	Pay fixed/ receive floating	3.213%	Daily Compounded CORRA

(iii)	Cross-currency swaps

Hedged item	Hedging instrument
					CAN dollar
				Annual interest	exchange rate on
				rate on notional	interest and
	Period	Notional		amount in	capital payments
	covered	amount		CAN dollars	per one U.S. dollar
Term credit facility	1 month period	US$	859.7	Daily Compounded CORRA +1.037%	1.3958
3.625% Senior Notes due 2029	2021 to 2029	US$	500.0	4.04%	1.2109
5.700% Senior Notes due 2035	2024 to 2035	US$	700.0	5.10%	1.3900

(b)	Fair value of financial instruments

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

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

24.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(b)	Fair value of financial instruments (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of December 31, 2025 and 2024 are as follows:

	2025		2024
	Carrying	Fair	Carrying	Fair
Asset (liability)	value	value	value	value
Long-term debt[1]	$(6,824.3)	$(6,849.3)	$(7,619.7)	$(7,540.0)
Derivative financial instruments[2]
Foreign exchange forward contracts	(1.5)	(1.5)	6.9	6.9
Interest rate swaps	(7.2)	(7.2)	(7.2)	(7.2)
Cross-currency swaps	33.0	33.0	141.5	141.5
1	The carrying value of long-term debt excludes financing costs.
2	The net fair value of derivative financial instruments designated as cash flow hedges is an asset position of $24.3 million as of December 31, 2025 ($141.2 million in 2024).

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

The gross carrying amounts of financial assets represent the maximum credit exposure. As of December 31, 2025, the gross carrying amount of trade receivables and contract assets, including their long-term portions, was $1,054.2 million ($1,157.3 million as of December 31, 2024).

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

As of December 31, 2025, no customer balance represented a significant portion of the Corporation’s consolidated trade receivables. The Corporation is using the expected credit losses method to estimate its provision for credit losses, which considers the specific credit risk of its customers, the expected lifetime of its financial assets, historical trends and economic conditions. As of December 31, 2025, the provision for expected credit losses represented 4.1% of the gross amount of trade receivables and contract assets (3.4% as of December 31, 2024), while 2.8% of trade receivables were 90 days past their billing date (3.3% as of December 31, 2024).

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

24.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(c)	Credit risk management (continued)

The following table shows changes to the provision for expected credit losses for the years ended December 31, 2025 and 2024:

	2025	2024
Balance at beginning of year	$39.7	$58.6
Changes in expected credit losses charged to income	49.9	49.5
Write-off	(46.7)	(68.4)
Balance at end of year	$42.9	$39.7

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

Liquidity risk is the risk that the Corporation will not be able to meet its contractual obligations as they fall due and the risk that its financial obligations will have to be met at excessive cost. Among other things, the Corporation manages this exposure through staggered debt maturities. The weighted average term of the Corporation’s consolidated debt was approximately 4.7 years as of December 31, 2025 and 2024.

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

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

24.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(d)Liquidity risk management (continued)

As of December 31, 2025, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and on lease liabilities and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. These obligations and their maturities are as follows:

		Less than			5 years
	Total	1 year	1-3 years	3-5 years	or more
Accounts payable and accrued charges	$940.5	$940.5	$—	$—	$—
Long-term debt[1]	6,824.3	491.6	1,438.2	2,086.0	2,808.5
Interest payments on long-term debt[2]	1,383.8	199.9	477.6	329.5	376.8
Lease liabilities	373.3	110.3	169.0	70.3	23.7
Interest payments on lease liabilities	39.6	15.6	16.8	4.9	2.3
Derivative financial instruments[3]	(48.3)	20.1	—	(80.7)	12.3
Total	$9,513.2	$1,778.0	$2,101.6	$2,410.0	$3,223.6
1	The carrying value of long-term debt excludes financing costs.
2	Estimate of interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of December 31, 2025.
3	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt.
(e)	Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the Corporation’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

Most of the Corporation’s consolidated revenues, expenses and capital expenditures, other than interest expense on U.S. - dollar - denominated debt, purchases of set - top boxes, gateways, modems, mobile devices, the payment of royalties to certain business partners or service providers and certain costs related to the development and maintenance of its mobile networks, are received or paid in CAN dollars. A significant portion of the interest, principal and premium, if any, payable on its debt is payable in U.S. dollars. The Corporation has entered into transactions to hedge the foreign currency risk exposure on its U.S. - dollar - denominated debt obligations outstanding as of December 31, 2025, and to hedge its exposure on certain purchases. Accordingly, the Corporation’s sensitivity to variations in foreign exchange rates is economically limited.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

24.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

(e)Market risk (continued)

Foreign currency risk (continued)

The estimated sensitivity on other comprehensive income, before income taxes, of a variance of $0.10 in the year-end exchange rate of CAN dollars per one U.S. dollar used to calculate the fair value of financial instruments as of December 31, 2025 is as follows:

Other
comprehensive
Increase (decrease)	income
Increase of $0.10	$13.6
Decrease of $0.10	(13.6)

A variance of $0.10 in the 2025 average exchange rate of CAN dollars per one U.S. dollar would have resulted in a variance of $5.4 million on the value of unhedged purchases of goods and services and $9.9 million on the value of unhedged capital expenditures in 2025.

Interest rate risk

Some of the Corporation’s bank credit facilities bear interest at floating rates based on the following reference rates: (i) Term CORRA or Daily Compounded CORRA, (ii) Term SOFR, (iii) Canadian prime rate, or (iv) U.S. prime rate. The Senior Notes issued by the Corporation bear interest at fixed rates. The Corporation has entered into cross-currency swap agreements in order to manage cash flow risk exposure. As of December 31, 2025 after taking into account the hedging instruments, long-term debt consisted of 92.7% fixed-rate debt (84.9% in 2024) and 7.3% floating-rate debt (15.1% in 2024).

The estimated sensitivity on interest payments of a 100 basis-point variance in the year-end Canadian floating rates as of December 31, 2025 was $4.9 million.

A variance of 100 basis points in the discount rate used to calculate the fair value of financial instruments as of December 31, 2025, would have an immaterial impact on other comprehensive income and no impact on income.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

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

The Corporation’s capital structure is composed of equity, bank indebtedness, long-term debt, lease liabilities, derivative financial instruments, cash and cash equivalents and promissory notes from the parent corporation. The capital structure as of December 31, 2025 and 2024 is as follows:

	2025	2024
Bank indebtedness	$—	$3.0
Long-term debt	6,793.1	7,582.3
Lease liabilities	373.3	378.5
Derivative financial instruments	(24.3)	(141.2)
Cash and cash equivalents	(128.0)	(39.9)
Promissory notes from the parent corporation	(996.0)	(996.0)
Net liabilities	6,018.1	6,786.7
Equity	$827.5	$339.0

The Corporation is not subject to any externally imposed capital requirements other than certain restrictions under the terms of its borrowing agreements, which relate, among other things, to permitted investments, inter-corporation transactions, and the declaration and payment of dividends or other distributions.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

25.  RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel comprises members of the Board of Directors and key senior managers of the Corporation and its main subsidiaries. Their compensation is as follows:

	2025	2024	2023
Salaries and short-term benefits	$2.3	$1.9	$2.0
Stock-based compensation	14.6	—	1.5
Termination and other long-term benefits	0.1	0.1	0.1
	$17.0	$2.0	$3.6

Operating transactions

During the years ended December 31, 2025, 2024 and 2023, the Corporation incurred expenses with affiliated corporations, which are included in purchase of goods and services, and acquired property, plant and equipment and intangible assets from affiliated corporations. The Corporation also made sales to affiliated corporations. These transactions were accounted for at the consideration agreed between parties.

	2025	2024	2023
Ultimate parent and parent corporation
Revenues	$0.4	$0.4	$0.4
Purchase of goods and services	2.5	2.5	2.6
Operating expenses recovered	(2.2)	(1.4)	(1.8)

Corporations under common control
Revenues	3.6	3.3	4.1
Purchase of goods and services	126.6	119.3	147.5
Operating expenses recovered	(3.6)	(2.6)	0.2

Other affiliated corporations
Purchase of goods and services	51.2	52.2	30.5
Acquisition of property, plant and equipment and intangible assets	34.8	35.6	11.0

Management arrangements

The Corporation pays annual management fees to the parent corporation for services rendered to the Corporation, including internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. Management fees amounted to $35.4 million in 2025 ($30.5 million in 2024 and $34.9 million in 2023). In addition, the parent corporation is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. These transactions were accounted for at the consideration agreed between the parties.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

25.  RELATED PARTY TRANSACTIONS (continued)

Accounts receivable from affiliated corporations

	2025	2024
Ultimate parent and parent corporation
Accounts receivable	$2.2	$2.4
Dividends receivable	—	4.7
Interest receivable	14.9	14.6

Corporations under common control
Accounts receivable	12.0	11.8
	$29.1	$33.5

Accounts payable to affiliated corporations

	2025	2024
Ultimate parent and parent corporation
Accounts payable	$17.6	$42.0
Interest payable	—	4.7

Corporations under common control
Accounts payable	67.8	22.6
	$85.4	$69.3

Promissory notes receivable

The Corporation has a $160.0 million and a $836.0 million promissory note receivable from Quebecor Media bearing interest at 4.90% and 7.00%, respectively. These promissory notes are repayable on demand.

Tax consolidation transactions

	2025	2024
Investment in an affiliated corporation	$—	$1,530.0
Subordinated loan from the parent corporation	—	(1,530.0)

2025

On October 8, 2025, 9511-8063 Quebec Inc. redeemed 1,530,000 preferred shares, Series G for a total cash consideration of $1,530.0 million. On the same day, the Corporation used the total proceeds of $1,530.0 million to repay its subordinated loan contracted from Quebecor Media Inc.

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

Years ended December 31, 2025, 2024 and 2023

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

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

26.  PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2025 and 2024:

	Pension and postretirement benefits
	2025	2024
Change in benefit obligations[1]
Benefit obligations at the beginning of the year	$560.8	$538.1
Service costs	14.1	14.6
Interest costs	24.1	25.5
Plan participants’ contributions	4.7	5.1
Actuarial (gain) loss arising from:
Financial assumptions	(19.9)	(5.0)
Demographic assumptions	(2.9)	—
Participant experience	(3.6)	1.0
Benefits and settlements paid	(18.1)	(18.3)
Plan amendments and other	—	(0.2)
Benefit obligations at the end of the year	$559.2	$560.8
[1]

The postretirement benefits obligation which relates mainly to health, life and dental insurance plans and other benefits offered to some of its retired employees, was $16.8 million as of December 31, 2025 ($19.3 million in 2024 and $19.0 million in 2023).

	Pension and postretirement benefits
	2025	2024
Change in plan assets
Fair value of plan assets at the beginning of the year	$607.0	$572.0
Actual return on plan assets	24.0	54.2
Employer contributions	0.6	0.5
Plan participants’ contributions	4.7	5.1
Benefits and settlements paid	(18.1)	(18.3)
Administrative fees	(1.2)	(1.0)
Transfer	(5.2)	(5.5)
Fair value of plan assets at the end of the year	$611.8	$607.0

As of December 31, 2025, the weighted average duration of defined benefit obligations was 15.0 years (17.3 years in 2024). The Corporation expects future benefit payments of $18.0 million in 2026.

The investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of asset classes is used to optimize the risk-return profile of plan assets and to mitigate asset-liability mismatch.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

26.  PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Plan assets consist of:

	2025	2024
Equity securities:
Canadian	12.8%	18.9%
Foreign	19.4	28.2
Debt securities	49.7	36.2
Other	18.1	16.7
	100.0%	100.0%

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

The reconciliation of funded status to the net amount recognized on the consolidated balance sheets is as follows:

	Pension and postretirement benefits
	2025	2024
Benefit obligations	$(559.2)	$(560.8)
Fair value of plan assets	611.8	607.0
Plan surplus	52.6	46.2
Asset limit and minimum funding adjustment	(67.8)	(63.7)
Net amount recognized[1]	$(15.2)	$(17.5)
1	The net liability recognized for 2025 is $15.2 million ($17.5 million in 2024), of which an amount of 16.8 million ($19.3 million in 2024) is included in “Other liabilities” and $1.6 million ($1.8 million in 2024) is included in “Other assets”.

Components of re-measurements are as follows:

	Pension and postretirement benefits
	2025	2024	2023
Actuarial gain (loss) on benefit obligations	$26.4	$4.0	$(43.0)
Actual return on plan assets, less interest income anticipated in the interest on the net defined benefit liability calculation	(1.4)	28.0	27.1
Asset limit and minimum funding adjustment	(1.1)	(9.2)	22.3
Re-measurement gain recorded in other comprehensive income	$23.9	$22.8	$6.4

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

26.  PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Components of the net benefit costs are as follows:

	Pension and postretirement benefits
	2025	2024	2023
Employee costs:
Service costs	$14.1	$14.6	$10.6
Plan amendments, administrative fees and other	1.2	0.8	0.7
Interest on net defined benefit liability	1.7	1.7	1.0
Net benefit costs	$17.0	$17.1	$12.3

The expense related to defined contribution pension plans amounted to $17.1 million in 2025 ($17.0 million in 2024 and $16.3 million in 2023).

The expected employer contributions to the Corporation’s defined benefit pension plans and postretirement benefit plans will be $1.0 million in 2026, based on the most recent financial actuarial reports filed (contributions of $0.6 million were paid in 2025).

Assumptions

The Corporation determines its assumption for the discount rate to be used for the purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yields and matched-funding yield curve analysis as of the measurement date.

The actuarial assumptions used in measuring the Corporation’s benefit obligations as of December 31, 2025, 2024 and 2023 and current periodic benefit costs are as follows:

	Pension and postretirement benefits
	2025	2024	2023
Benefit obligations
Rates as of year-end:
Discount rate	4.90%	4.70%	4.60%
Rate of compensation increase	3.10	3.10	3.00

Current periodic costs
Rates as of preceding year-end:
Discount rate	4.70%	4.60%	5.10%
Rate of compensation increase	3.10	3.00	3.00

The assumed average retirement age of participants was 62 years in 2025, 2024 and 2023.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 5.40% at the end of 2025. These costs, as per the estimate, are expected to decrease gradually over the next 15 years to 4.10% and to remain at that level thereafter.

Videotron Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2025, 2024 and 2023

(tabular amounts in millions of Canadian dollars, except for option data)

26.  PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Sensitivity analysis

An increase of 10 basis points in the discount rate would have decreased the pension and postretirement benefit obligation by $9.5 million as of December 31, 2025. There are limitations to this sensitivity analysis since it only considers the impacts of an increase of 10 basis points in the discount rate assumption without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on the consolidated financial statements.

27.  ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

	2025	2024	2023

Cash flows used for capital expenditures
Additions to property, plant and equipment	$488.0	$446.0	$389.3
Additions to intangible assets (excluding acquisitions of spectrum licences)	127.3	119.6	146.7
	615.3	565.6	536.0

Cash, cash equivalents and restricted cash consist of
Cash and cash equivalents	$128.0	$39.9	$8.0
Restricted cash	35.2	34.2	—
	163.2	74.1	8.0

Net change in non-cash balances related to operating activities (excluding the effect of business acquisitions and disposals)
Accounts receivable	$67.3	$(19.4)	$(110.5)
Contract costs	32.2	16.4	(8.1)
Contract assets	35.1	2.7	(52.1)
Inventories	21.7	(1.9)	(29.3)
Accounts payable, accrued charges and provisions	(60.2)	(25.9)	144.9
Income taxes	2.3	24.3	(61.6)
Deferred revenue	1.3	(5.6)	(2.7)
Defined benefit plans	16.4	16.6	9.8
Stock-based compensation	32.0	1.0	2.7
Other	38.4	(5.7)	27.6
	186.5	2.5	(79.3)

Interest and income taxes reflected as operating activities
Cash interest payments	$332.3	$368.7	$374.4
Cash income tax payments (net of refunds)	254.5	214.9	274.0